Form 20-F
period 2003-03-31
KYOCERA CORP
filed 2003-09-12
CIK 57083

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 1-7952

Kyocera Kabushiki Kaisha

(Exact name of Registrant as specified in its charter)

Kyocera Corporation

(Translation of Registrant’s name into English)

Japan	6, Takeda, Tobadono-cho, Fushimi-ku, Kyoto 612-8501, Japan
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange On Which Registered
American Depositary Shares (“ADSs”) Common Stock (“Shares”)*	New York Stock Exchange New York Stock Exchange

*	Not for trading, but only in connection with the registration of the ADSs.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of March 31, 2003, 184,964,360 shares of common stock were outstanding, comprised of 181,144,406 Shares and 3,819,954 ADSs (equivalent to 3,819,954 Shares).

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17  ☐    Item 18  ☒

Cautionary Statement Regarding Forward-Looking Statements

This annual report on Form 20-F contains “forward-looking statements” within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934. To the extent that statements in this Form 20-F do not relate strictly to historical or current facts, they may constitute forward-looking statements. These forward-looking statements are based upon our current assumptions and beliefs in the light of the information currently available to us, but involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause our actual actions or results to differ materially from those discussed in or implied by the forward-looking statements. We undertake no obligation to publicly update any forward-looking statement after the date of this annual report, but investors are advised to consult any further disclosures by us in our subsequent filings pursuant to the U.S. Securities Exchange Act of 1934.

Important risks, uncertainties and other factors that may cause our actual results to differ materially from our expectations are generally set forth in Item 3.D of this Form 20-F and include, without limitation:

•	the effect of adverse economic trends in our principal markets–in particular, our dependence on growth in the semiconductor and mobile phone handset components markets and the current prolonged market downturn in each of those markets;

•	the effect of foreign exchange fluctuations on our results of operations, particularly between the yen and each of the U.S. dollar and the Euro, in which we make significant sales;

•	the level of continuing demand for, and timing of sales of, our existing products;

•	Kyocera’s ability to launch innovative products and otherwise meet the advancing technical requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductors and electronic components;

•	the level of continuing demand for existing products of our competitors and the pricing of those products, and their ability to introduce new products;

•	the extent and pace of future growth or contraction in information technology-related markets around the world, including those for communications and personal computers;

•	declining prices for our products and services;

•	the effect of future acquisitions on our financial condition and results of operations;

•	the effect of prevailing interest rates and the performance of equity and other financial markets generally;

•	the timing of new product introductions and market acceptance for our new products;

•	an increase in the incidence of product returns;

and other risks discussed under “Risk Factors” and elsewhere in this annual report.

Presentation of Certain information

As used in this Form 20-F, reference to “the Company” is to Kyocera Corporation; and references to “Kyocera”, “we”, “our” and “us” are to Kyocera Corporation and, except as the context otherwise requires, its consolidated subsidiaries.

Also, as used in this annual report:

•	“U.S. dollar” or “$” means the lawful currency of the United States of America, “yen” or “¥” means the lawful currency of Japan and “Euro” means the lawful currency of the European Union.

•	“U.S. GAAP” means accounting principles generally accepted in the United States of America, and “Japanese GAAP” means accounting principles generally accepted in Japan.

•	“ADS” means an America Depositary Share, each representing one share of Kyocera’s common stock, and “ADR” means an American Depositary Receipt evidencing ADSs.

•	“fiscal 2003” refer to Kyocera’s fiscal year ended March 31, 2003, and other fiscal years are referred to in a corresponding manner.

•	Unless otherwise indicated and except for per share amounts and exchange rates, Japanese yen amounts and U.S. dollars amounts without any units, such as “¥1,000 ($10)”, are in millions for both currencies in this Form 20-F.

•	Unless otherwise indicated, we have translated Japanese yen amounts for the year ended March 31, 2003 and as of March 31, 2003 presented in this Form 20-F into U.S. dollars solely for your convenience. The rate we used for such translations was ¥118.00 = $1.00, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2003, rounded to the nearest yen. These translations do not imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.    Offer Statistics and Expected Timetable

Not Applicable.

Item 3.    Key Information

A.    Selected Financial Data

The selected consolidated financial data set forth below for each of the five fiscal years ended March 31, 2003 have been derived from the Company’s consolidated financial statements that were prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

You should read the U.S. GAAP selected consolidated financial data set forth below together with “Operating and Financial Review and Prospects” and the Company’s consolidated financial statements included in this Form 20-F.

Earnings per share in the following table is computed based on Statement of Financial Accounting Standards (SFAS) No. 128, “Earnings per share.” Basic earnings per share is computed based on the weighted average number of shares outstanding during each period. Diluted earnings per share assumes the dilution that could occur if all options and warrants were exercised and resulted in the issuance of common stock. Cash dividends per share are those declared with respect to the earnings for the respective periods for which dividends were proposed by the Board of Directors. Dividends are charged to retained earnings in the year in which they are paid.

	(Yen in millions, U.S. dollars and shares in thousands, except per share amounts and exchange rates)
	1999	2000	2001	2002	2003	2003
For the years ended March 31:
Net sales	¥725,326	¥812,626	¥1,285,053	¥1,034,574	¥1,069,770	$9,065,847
Profit from operations	55,770	92,151	207,200	51,561	83,388	706,678
Income before cumulative effect of change in accounting principle	28,245	50,345	219,529	33,791	43,421	367,975
Net income	28,245	50,345	219,529	31,953	41,165	348,856
Earnings per share :
Income before cumulative effect of change in accounting principle:
Basic	¥148.41	¥265.72	¥1,161.20	¥178.74	¥233.02	$1.97
Diluted	148.41	265.34	1,157.83	178.59	232.97	1.97
Net income:
Basic	148.41	265.72	1,161.20	169.02	220.91	1.87
Diluted	148.41	265.34	1,157.83	168.88	220.86	1.87
Weighted average number of shares outstanding:
Basic	190,318	189,467	189,053	189,050	186,338
Diluted	190,318	189,739	189,604	189,204	186,382
Cash dividends declared per share:
Per share of common stock	60	60	60	60	60	0.51
At March 31:
Total assets	¥1,137,167	¥1,217,158	¥1,728,056	¥1,645,458	¥1,635,014	$13,856,051

Long-term debt	36,103	21,090	52,306	96,856	60,736	514,712
Common stock	115,703	115,703	115,703	115,703	115,703	980,534
Stockholders’ equity	769,493	798,450	1,022,065	1,039,478	1,003,500	8,504,237
Depreciation	¥50,820	¥53,546	¥67,096	¥76,252	¥64,988	$550,746
Capital expenditures	58,373	64,731	105,944	54,631	40,614	344,186
Exchange rate (Yen=US$1):
Period-end	¥118.00	¥103.00	¥126.00	¥132.70	¥118.07
Average	128.49	110.67	110.96	125.05	121.94
High	147.14	124.45	125.54	134.77	133.40
Low	108.83	101.53	104.19	115.89	115.71

The following table shows the exchange rates for Japanese yen per $1.00 based upon the noon buying rate in New York City for cash transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

Year ended March 31,	High	Low	Average	Period-end
1999	¥147.14	¥108.83	¥128.49	¥118.43
2000	124.45	101.53	110.67	102.73
2001	125.54	104.19	110.96	125.54
2002	134.77	115.89	125.05	132.70
2003	133.40	115.71	121.94	118.07

Calendar Year 2003
March	121.42	116.47	118.69	118.07
April	120.55	118.25	119.90	119.07
May	119.50	115.94	117.37	119.50
June	119.87	117.46	118.33	119.87
July	120.55	117.24	118.70	120.42
August	120.47	116.71	118.66	116.71

The noon buying rate for Japanese yen on September 5, 2003 was $1.00 = ¥117.06.

The following is a five-year summary of dividends declared per share stated in Japanese yen and U.S. dollars based on the exchange rates at each respective payment date.

Year ended March 31,	Yen	Dollar
1999	60.00	0.50
2000	60.00	0.57
2001	60.00	0.51
2002	60.00	0.49
2003	60.00	0.51

B.    Capitalization and Indebtedness

Not Applicable.

C.    Reasons for the Offer and Use of Proceeds

Not Applicable.

D.    Risk Factors

You should carefully read the risks described below before making an investment decision.

Continued or increasing weakness in the Japanese or global economy may significantly reduce demand for our products

The Japanese economy has experienced a prolonged recession since the early 1990s, which has grown increasingly serious. Price levels on the Tokyo Stock Exchange declined to levels of nearly 20 years ago. The banking system is reported to be in serious difficulty, which may result in tightening of credit. In addition, the global economy has taken a downturn since the third quarter of fiscal 2001. These recessionary conditions have resulted in sluggish consumer spending and weakened corporate capital expenditures on a variety of products, including many of the products sold by the secondary manufacturers which are our primary customers. This has caused these manufacturers to cut production. The markets for semiconductors and components for mobile phone handsets and PC-related equipment, on which we are substantially dependent for our growth, have been particularly hard hit since calendar year of 2001. This slow demand in IT-related markets adversely affected sales volumes and prices of components. The Japanese and U.S. economies are not expected to show a strong recovery through fiscal 2004.

We sell a diverse variety of products and in each of our businesses we are subject to intense competitive pressures, including in terms of price, technological change, product development, quality and speed of delivery, and these pressures are likely to increase in the near term

We sell a wide variety of products and therefore face a broad range of competitors from large international companies to relatively small, rapidly growing and highly specialized organizations. We have a variety of businesses in different industries while many of our competitors specialize in one or more of these business areas. As a result, we may not fund or invest in certain of our businesses to the same degree as our competitors, or these competitors may have greater financial, technical, and marketing resources available to them than the portion of our business against which they compete. While some of the factors that drive competition vary by product area, price and speed of delivery are factors in all areas of our business. Price pressure in particular has been intense, with average prices for components declining significantly during the previous three fiscal years. This trend has been particularly evident in IT related markets, which contributed approximately 80% of our sales revenues in fiscal 2003. We expect this price pressure to continue in fiscal 2004.

In production businesses in which we produce specialized parts for our customers’ products, our competitive position depends significantly on being involved early in the process of creating a new product that fits our customer’s needs. This requires maintaining close ties with our customers so that we can ensure that we are able to meet required specifications and be the first supplier to create and deliver the product.

Our gross margins may be reduced if we cannot maintain these important relationships or market share or if we are forced in the future to further reduce prices in response to the actions of our competitors, as in fiscal 2003.

Our products are difficult to manufacture, and small manufacturing defects can adversely affect our production yields and our operating results

The manufacture of the majority of our products is a highly complex and precise process. We ordinarily outsource the fabrication of certain components and sub-assemblies of our products, often to sole source suppliers or a limited number of suppliers. We have experienced occasional delays in obtaining components and sub-assemblies because the manufacturing process for these items is very complex and requires a long lead time. The revenues derived from sales of our products will be materially and adversely affected if we are unable to obtain a high quality, reliable and timely supply of these components and subassemblies. In addition, any reduction in the precision of these components will result in sub-standard end products and will cause delays and interruptions in our production cycle.

Within our manufacturing facilities, minute impurities, difficulties in the production process or other factors can cause a substantial percentage of our products to be rejected or non-functional. These factors can result in lower than expected production yields, which delay product shipments and may materially and adversely affect our operating results. Because the majority of our costs of manufacture are relatively fixed, production yield and capacity utilization rate are critical to our financial results.

Since over 60 percent of our revenues has been from foreign sales in recent years, various export risks may disproportionately affect our revenues

Sales to customers located outside Japan accounted for 60.4% of our revenues in fiscal 2003. We believe that international sales will continue to account for a significant percentage of our revenues. Therefore, the following export risks may disproportionately affect our revenues:

•	a strong yen may make our products less attractive to foreign purchasers;

•	political and economic instability may inhibit export of our products;

•	we may experience difficulties in the timeliness of collection of foreign accounts receivable and be forced to write off receivables from foreign customers;

•	tariffs and other barriers may make our products less cost competitive;

•	shipping costs of our products may increase;

•	we may have difficulty in staffing and managing our international operations; and

•	the laws of certain foreign countries may not adequately protect our trade secrets and intellectual property.

Unexpected changes in economic, political and legal conditions in China, in which we are becoming increasingly active, may have an adverse effect on our business

Based on our expectation that the Chinese markets for cellular telephones and information technology-related products, including personal computers and printers, will continue to grow rapidly, we have been making substantial investments in new production and marketing facilities in China. We now have three principal production facilities, located in Shanghai, Dongguan and Guiyang, and we plan to make substantial additional investments to increase production capacity at these sites and to increase our marketing and distribution capabilities in China. Although the Chinese economy has been growing at a rapid rate in recent years, and the central government has been increasingly utilizing market forces as opposed to central economic planning, growth has been uneven among various regions of the country and among various sectors of the economy. Unexpected changes in the central government’s economic policy or in the business climate including those due to changes in institutional systems in various parts of the country may adversely affect its telecommunication and information technology-related markets, in which we seek to sell our products. In addition, China is in the process of developing a comprehensive system of laws and regulations dealing with economic matters, and foreign businesses currently active in the country, such as Kyocera, face risks and uncertainties including enforcement of contractual terms, administrative intrusion by local governments and difficulty with expatriation of profits. Manufacture and sales of our products were adversely impacted by Severe Acute Respiratory Syndrome (SARS) in China and elsewhere in the world, and a recurrence of SARS or the outbreak of a similar disease could have an adverse impact on our results of operations.

Currency exchange rate fluctuations could adversely affect our financial results

We conduct business in countries outside of Japan, which exposes us to fluctuations in foreign currency exchange rates. For example, when we sell products to our sales subsidiaries overseas, we receive payment in foreign currency and generally collect within 90 days. We may enter into short-term forward exchange or option contracts to hedge this risk according to our outlook on future exchange rates; nevertheless, fluctuations in foreign currency exchange rates could have an adverse effect on our business. Fluctuations in foreign currency exchange rates may affect our results of operations and the value of our foreign assets, which in turn may adversely affect reported earnings and the comparability of period-to-period results of operations. Changes in currency exchange rates may affect the relative prices at which we and foreign competitors sell products in the same market. In addition, changes in the value of the relevant currencies may affect the cost of imported items required in our operations.

Industry demand for skilled employees, particularly engineering and technical personnel, exceeds the number of personnel available

Our future success depends, in part, on our ability to attract and retain certain key personnel, including engineering, operational and management personnel. We anticipate that we will need to hire additional skilled personnel in all areas of our business. The competition for attracting and retaining these employees, especially engineers in key fields, including telecommunications equipment and software design, digital signal processing and optical instrument development, is intense. Because of this intense competition for these skilled employees, we may be unable to retain our existing personnel or attract additional qualified employees in the future. If we are unable to retain skilled employees and attract additional qualified employees to keep up with our expansion, our business, financial condition and results of operations will be materially and adversely affected.

Insufficient protection of our trade secrets and patents could have a significant adverse impact on our competitive position

Our success and competitive position depend on protecting our trade secrets and other intellectual property. Our strategy is to rely both on trade secrets and patents to protect our manufacturing and sales processes and products, but reliance on trade secrets is only an effective business practice insofar as trade secrets remain undisclosed and a proprietary product or process is not reverse engineered or independently developed. We take certain measures to protect our trade secrets, including executing non-disclosure agreements with certain of our employees, joint venture partners, customers and suppliers. If parties breach these agreements or the measures we take are not properly implemented, we may not have an adequate remedy. Disclosure of our trade secrets or reverse engineering of our proprietary products, processes or devices could materially and adversely affect our business, financial condition and results of operations.

We are actively pursuing patents on some of our recent inventions, but these patents may not be issued. Even if these patents are issued, they may be challenged, invalidated or circumvented. In addition, the laws of certain other countries, such as China where we have increasing operations, may not protect our intellectual property to the same extent as Japanese laws.

We may require licenses to continue to manufacture and sell certain of our products, the expense of which may adversely affect our results of operations

From time to time we have received, and may receive in the future, notice of claims of infringement of other parties’ proprietary rights and licensing offers to commercialize third party patent rights. Although we are not currently involved in any litigations relating to our intellectual property except in the ordinary course of our business, we cannot assure that:

•	infringement claims (or claims for indemnification resulting from infringement claims) will not be asserted against us,

•	future assertions against us will not result in an injunction against the sale of infringing or allegedly infringing products or otherwise significantly impair our business and results of operations; or

•	we will not be required to obtain licenses, the expense of which may adversely affect our results of operations.

Future initiatives and in-process research and development may not produce the desired results

We intend to expand our product lines to satisfy customer demand in our target markets. Unexpected technical delays in completing these initiatives could lengthen development schedules and result in lower revenues based on the products or technologies developed from these initiatives. There can be no assurance that the products derived from our in-process research and development activities will achieve market acceptance.

We may have to incur impairment losses on our investments in equity securities

We hold investments in equity securities of companies not affiliated with us, which we generally hold on a long-term basis for business relationship purposes. A substantial portion of these investments consists of shares of common stock of public companies in Japan, including Japanese banks and other financial institutions. As of March 31, 2003, the aggregate fair value of equity securities included in available-for-sale securities was ¥212,902 ($1,804), with gross unrealized gains in the amount of ¥2,671 ($23) and gross unrealized losses in the amount of ¥49,711 ($421). If there is a decline in the fair value, i.e., the market price, of the shares we hold in those companies over a period of time, and we determine that the decline is other than temporary under the guidance of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, we will need to record an impairment loss for the applicable fiscal period. During fiscal 2003, we recorded losses on devaluation of investment securities in the amount of ¥2,883 ($24), mainly due to a substantial fall in the market value of Japanese bank shares we hold. For some of the equity securities we own, including the KDDI shares we own, we intend to keep our ownership at the current level in light of the importance of our business relationships with the issuers of these equity securities. For other equity securities in our portfolio, although we may dispose of them over time, market conditions may not permit us to do so at the time, speed or price we may wish.

As a holder of ADSs, you will have fewer rights than a shareholder has and you will have to act through the depositary to exercise those rights

The rights of shareholders under Japanese law to take various actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining a company’s accounting books and records and exercising appraisal rights, are available only to holders of record. Because the depositary, through its custodian agents, is the record holder of the Shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited Shares. The depositary will make efforts to vote the Shares underlying your ADSs as instructed by you and will pay to you the dividends and distributions collected from us. However, in your capacity as an ADS holder, you will not be able to bring a derivative action, examine our accounting books and records or exercise appraisal rights through the depositary.

Rights of shareholders under Japanese law may be more limited than under the law of other jurisdictions

Our Articles of Incorporation, Regulations of the Board of Directors, Regulations of the Board of Corporate Auditors and the Japanese Commercial Code govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ and officers’ fiduciary duties and shareholders’ rights may be different from those that would apply if we were a U.S. company. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of the United States. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a U.S. corporation. In addition, Japanese courts may not be willing to enforce liabilities against us in actions brought in Japan which are based upon the securities laws of the United States or any U.S. state.

Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell your shares of our Common Stock at a particular price on any particular trading day, or at all

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each stock, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his or her shares at such price on a particular trading day, or at all.

Foreign exchange fluctuations may affect the dollar value of our ADSs and dividends payable to holders of our ADSs

Market prices for our ADSs may fall if the value of the yen declines against the U.S. dollar. In addition, the U.S. dollar amount of cash dividends and other cash payments made to holders of our ADSs would be reduced if the value of the yen declines against the U.S. dollar.

Item 4.    Information on the Company

A.    History and Development of the Company

The Company is a joint stock corporation that was incorporated under the laws of Japan in 1959 with the name Kyoto Ceramic Kabushiki Kaisha. The name of the Company was changed to Kyocera Kabushiki Kaisha (or Kyocera Corporation) in 1982. Our corporate headquarters is at 6 Takeda Tobadono-cho, Fushimi-ku, Kyoto 612-8501, Japan. Our telephone number is +81-75-604-3500.

Our business originally consisted of the manufacture of ceramic parts for electronic equipment. In the 1960’s, we moved into the design and production of fine ceramic parts, ceramic integrated circuit (“IC”) packages, and electronic components. In the 1970s, we began to produce ceramic cutting tools, ceramics for medical and dental uses, jewelry and solar energy products.

In the 1980’s we diversified into new strategic fields. In 1982, we merged with Cybernet Electronics Corporation, a communications equipment manufacturer in which we had made an equity investment three years earlier. We expanded into another new business field through the acquisition of Yashica Co., Ltd., a camera and camera lens manufacturer, and played a leading role in the establishment of DDI Corporation (now KDDI Corporation), which has become one of Japan’s leading providers of telecommunications services. In 1989, we gained a presence in the electronic connector market through our acquisition of Elco Corporation.

In the 1990’s, we strengthened our position as an internationally integrated electronic components manufacturer through our merger with AVX Corporation, a maker of capacitors and other passive electronic components, in January1990.

In the middle of the 1990’s, Kyocera developed two main business categories, its “Components Business,” in which Kyocera provides parts and devices such as fine ceramics parts, semiconductor parts and electronic components and devices, with the secondary manufacturer mainly in IT industrial fields, and its “Equipment Business,” in which Kyoceras manufactures and sells information and communication equipment and optical instruments, such as mobile handsets, PHS-related products, copiers, printers, and cameras, to distributors or directly to customers.

Since 2000, we have further enhanced our position as a market leader in telecommunications and information equipment. In February 2000, we acquired the code division multiple access (“CDMA”) mobile phone handset business of QUALCOMM Inc. to create our United States subsidiary, Kyocera Wireless Corp. In April 2000, we invested ¥12,000 in Kyocera Mita Corporation, a manufacturer of copiers and other document solutions equipment, to make it a wholly-owned subsidiary, and in April 2002, we transferred the Company’s printer business into Kyocera Mita Corporation to further enhance our information equipment business by pursuing group synergies.

In addition, we also strengthened our Components Business resources to become a leading company in IT-related applications. In August 2002, Kyocera made Toshiba Chemical Corporation (now Kyocera Chemical Corporation) a wholly-owned subsidiary through a stock swap in order to reinforce its electronic parts and materials business by pursuing group synergies between fine chemical technologies and fine ceramic technologies. In August 2003, Kyocera made Kinseki, Limited (Kinseki), a major producer of artificial crystal-related products, a wholly-owned subsidiary through a stock swap to strengthen its Electronic Device Group. To further enhance its organic circuit board business, Kyocera also made an agreement with IBM Corporation and IBM Japan, Ltd. for the transfer from IBM Japan to Kyocera of its Surface Laminar Circuitry (“SLC”) business. In September 2003, Kyocera completed the transfer of IBM Japan’s SLC business from IBM Japan to a newly-established wholly-owned subsidiary of Kyocera.

With the aim of becoming more global enterprise and enhancing its profitability, Kyocera has been expanding its production in China by establishing three production bases located respectively in Shanghai,

Dongguan and Guiyang. In addition, Kyocera established a new sales company, Kyocera (Tianjin) Sales and Trading Corporation, in March 2003 to cultivate the Chinese market. We intend to market both locally manufactured products and imported products in the Chinese market.

B.    Business Overview

Overview

We are engaged in numerous high-tech fields, including fine ceramics, electronics, telecommunications, automotive components, medical and dental implants, solar energy and IT solution services and networks. Our manufacturing and distribution operations are conducted worldwide. As of March 31, 2003, we have 123 subsidiaries and 9 affiliates outside Japan and 22 subsidiaries and 7 affiliates in Japan. Our customers include individuals, corporations, governments and governmental agencies. For information on our sales by category of activity and information on our sales by geographic area and product segment, see “Results of Operations” under Item 5. A of this Form 20-F.

Business Strategy

Kyocera’s business strategy is to promote “high-value-added diversification” to be a creative company that continues to grow. To achieve this goal, we seek to enhance profitability of our Components Business and to expand sales and enhance profitability of our Equipment Business. In our Components Business, we intend to seek increased market share of our products in areas of comparative strength. In addition, we seek to create and develop new, valuable markets and pursue comprehensive cost reduction by establishing a globally optimized production base. In our Equipment Business, we seek to expand our telecommunications equipment business to achieve market leadership in business fields such as the development, manufacture, sale and after-sale servicing of CDMA handset and personal handy phone system (“PHS”)-related products, in addition to developing a highly profitable document solutions business through the establishment of a trusted brand by strengthening sales channels and product dominance.

In order to achieve our growth, we are now focusing on businesses that support telecommunications and information processing, environmental protection and the quality of life. More than 80% of our revenue for fiscal 2003 was derived from products related to IT markets. These range from electronic components, semiconductor parts and fiber-optic components, to telecommunications equipment and information equipment.

We believe material technologies have great potential in environmental protection. Advanced crystal-processing expertise has made us a leading producer of solar cells and solar electric generation systems. Our pollution-reducing ceramic engine parts, film-less digital cameras and cartridge-free printers and copiers further reflect our commitment to the environment and the well-being of future generations.

To enhance the quality of life, we have developed electronic and structural components for the medical industry. As the average life expectancy increases in Japan and worldwide, we are striving to improve the quality of life through the manufacture of products such as medical and dental implants. We also intend to offer the promise of a higher quality of life, including through the development of recrystallized gemstones, still and digital cameras, and even amusement and multimedia services.

In the years to come, we will pursue growth using our internal knowledge and resources in materials, components, equipment, IT solution services and networks. Through ongoing customer-oriented research and development, we will seek to create new technologies, products, and markets that contribute to growth in our markets.

Operations

Our business is highly diversified with our operations classified into four operating segments: (1) Fine Ceramics Group, (2) Electronic Device Group, (3) Equipment Group and (4) Others. Our principal products and services offered in each segment are shown below.

(1)    Fine Ceramics Group

Packages for surface mount devices (“SMD”), optical communications packages and components, microprocessor unit (“MPU”) packages, semiconductor fabrication equipment components/LCD (liquid crystal display) fabrication equipment components, cutting tools, jewelry, gas turbine parts, exhaust gas purification components, residential and industrial photovoltaic generating systems, solar cells and modules, orthopedic and dental implants, applied ceramic products.

(2)    Electronic Device Group

Ceramic chip capacitors, tantalum capacitors, timing devices, connectors, high-frequency modules, thermal printheads, LCDs, amorphous silicon drums.

(3)    Equipment Group

CDMA (code division multiple access) and PDC (personal digital communication) handsets, PHS-related products, wireless local loop (“WLL”) systems, “ECOSYS” printers, network copiers, SLR (single-lens reflex) cameras, compact zoom cameras, digital cameras and equipment for optical-related applications.

(4)    Others

Telecommunications networks systems, computer networks systems, consulting, finance and leasing, manufacturing and sales of electronic component materials, electrical insulating materials and synthetic resin moldings.

(a)    Fine Ceramics Group

i.    Fine Ceramic Parts:

Products in this product line are widely used in the computing, telecommunications, automotive and various industrial sectors. These products are made from a variety of ceramic materials, such as silicon carbide, zircon, and silicon nitrides, as well as alumina, utilizing their characteristics of conductivity, corrosion and wear resistance.

Products we manufacture in this product line include alumina substrates, which are thin ceramic bases used by manufacturers for hybrid integrated circuit (“IC”) foundations. We also produce substrates for thermal printheads and resistors, slide pads for computer disk memories, parts for LCD fabrication equipment, sapphire substrates for LCD projectors, parts for semiconductor fabrication equipment, mechanical seals for pumps, engine components for the automobile industry, friction discs and thread guides for yarn texturing machines in the textile industry, rings for fishing rods, nozzles, and parts for paper-making machinery.

ii.    Semiconductor Parts:

This product line mostly comprises ceramic IC packages and ceramic packages for other semiconductor products and for electronic components. Ceramic packages have the characteristics of being air and water tight and corrosion resistant and also have the ability to dissipate heat efficiently. In addition, they have a superior capacity for use in high frequency and embedded passive components.

The most common types of the ceramic IC packages we make are multilayer packages, including SMD packages and pin grid arrays. We also produce opto-electronic packages and ceramic parts for fiber-optic communications connectors. SMD packages are used for surface acoustic wave (“SAW”) filters and oscillators, which are mostly inserted into cellular handsets. Pin grid arrays are sold to manufacturers of MPUs and of other logic ICs, which are principally inserted into information equipment and peripherals. We also produce ceramic packages for charge-coupled-devices (“CCDs”) and complementary metal oxide semiconductor (“CMOS”) devices, which are mainly used in camera-equipped mobile handsets. In addition, we produce organic packages for high-end application specific integrated circuits (“ASICs”).

iii.    Consumer-Related Products:

This product line consists of cutting tools, recrystallized jewelry, BIOCERAM, solar systems and applied ceramic products.

Cutting tools are used for metal processing in industrial production, particularly in the automotive industry. In January 2001 we acquired Tycom Corporation (renamed to Kyocera Tycom Corporation), a major U.S. manufacturer of carbide cutting tools for the PCB industry. We are pursuing efficiencies between its global manufacturing and sales facilities and our cutting tools business and aim to become a leader in this market.

Recrystallized jewelry comprises mainly synthetic emeralds, alexandrines and rubies. These stones are manufactured using a single crystal growth technology developed by us, and are chemically and physically equivalent to natural stones. We plan to introduce new recrystallized jewelry products to meet consumer needs and to expand sales networks by operating new retail shops in Japan.

We produce solar cells and modules, solar cell applied equipment, and residential and industrial photovoltaic generating systems. We plan to expand our solar cell production capacity in Japan and will commence our production in China. In May 2003 we established a subsidiary for the production and sales of solar modules in China. This company, Kyocera (Tjianjin) Solar Energy Co., Ltd., is 90% owned by us and 10% owned by the Tianjin Yiquing Group. It is located in the Tianjin Economic Technological Development Area in Tianjin, China, and we expect to begin production operations at this subsidiary in October. We continue to expand our sales of photovoltaic solar power generating systems in Japanese and overseas markets.

We produce BIOCERAM dental and orthopedic implants and are developing new products with a wide range of orthopedic and dental applications, including artificial knee joint replacement systems, ceramic materials to help heal hip fractures and a system for setting dentures magnetically in ceramic-based dental implants.

(b)    Electronic Device Group

Our electronic device group focuses on electronic components and devices for telecommunications and computing equipment. These fields create demand for miniature timing devices such as TCXOs (temperature compensated crystal oscillators) and VCOs (voltage-controlled oscillators), and miniature ceramic capacitors with high capacitance, tantalum capacitors, and high-frequency modules, as well as thin-film products such as thermal printheads, amorphous silicon drums and LCDs. We believe that we are one of the leading suppliers of TCXOs on a worldwide basis.

In 1995, we established a subsidiary in Shanghai, China to manufacture and sell ceramic capacitors and other electronic components in this fast-growing market. We are continuing to expand our offshore production of electronic devices, both to improve earnings and to raise price competitiveness. As a part of this strategy, we commenced full-scale production of timing devices in Shanghai, in addition to production of ceramic capacitors commenced there in January 2001. In addition, we established a sales company, Kyocera (Tianjin) Sales and Trading Corporation, which we will market Kyocera products made both in China and around the world at the beginning of fiscal 2004.

AVX Corporation and its consolidated subsidiaries (AVX), which manufactures and markets ceramic and tantalum capacitors and other passive components for telecommunications and computing equipment, is an important part of our strategy in the Electronic Device Group. With its global manufacturing and sales network, AVX is a major contributor to our sales worldwide.

In August 2003, we made Kinseki a wholly-owned subsidiary through a stock swap. Kinseki’s technologies for the manufacture of artificial crystals and related applications will enhance the position of Kyocera as a general electronic components manufacturer that is versed in the telecommunications and information processing industries.

(c)    Equipment Group

i.    Telecommunications equipment:

This product line includes CDMA and PDC handsets and PHS-related products. These products are produced mainly for KDDI and KDDI’s subsidiaries, as well as for other Asian and U.S. telecommunications companies. KDDI is a telecommunications service company which we established in 1984 as an affiliated company when the telecommunications business, which had previously been monopolized by a national telephone company, was opened to private companies. KDDI and KDDI’s subsidiaries are engaged in providing long distance and international telephone services, cellular and PHS services.

One of our major areas in the telecommunications equipment business is cellular handset. This technology has become one of the fastest growing mobile phone protocols. The Company mainly operates its manufacturing, sales and development of CDMA and PDC handsets in Japan, collaborating closely with KDDI. To strengthen our CDMA handset business, we acquired the consumer CDMA mobile phone handset business of QUALCOMM Inc. in February 2000 and established a United States subsidiary, Kyocera Wireless Corp. Our CDMA handsets manufacturing, sales and development are also conducted in South Korea, where we collaborate closely with SK TELETECH Co., Ltd., our joint venture with SK Telecom. In addition to these three bases, in December 2001, we established a local joint venture in Guiyang, China, called Kyocera Zhenhua Communication Equipment Co., Ltd., for the development, manufacture, sale and after-sales servicing of telecommunications equipment. This joint venture commenced production of CDMA-protocol mobile phone handsets for the Chinese market in January 2002.

With regard to telecommunications equipment, we aim to become a leader in the CDMA market by pursuing a global marketing strategy at bases in Japan, the United States, Korea and China, and to optimize our global product development and production structure.

The other major area in telecommunications equipment in which we operate is PHS-related business. This business was expanded by cultivating new markets overseas through our three telecom systems based on PHS technology. Specifically, we seek to expand sales of mobile PHS systems through the expansion of PHS handsets and base stations in China. We also promote sales of WLL systems in countries where fixed phone networks are not as yet widespread. Furthermore, we will promote Wireless Internet Systems, which enables internet services to be used at broadband speed with wireless technology.

ii.    Information Equipment:

The major products in this product line comprise page printers marketed under the name “ECOSYS”, which are based on cartridge-free technology, and digital copiers.

In April 2000, Kyocera Mita Corporation became one of our wholly-owned subsidiaries. In April 2002, the Company’s ECOSYS printer unit was merged into this subsidiary, enabling us to build a unified presence in the document solutions business. Further efficiencies have resulted from the merger of our printer and copier sales operations with those of Kyocera Mita Corporation. We have enhanced its product line through the introduction of long-life printers, copiers and color machines with low running costs, as well as strengthened our sales network. In addition, we are reducing costs by consolidating development and manufacturing facilities, both in Japan and overseas, and by building copiers and printers on common engines and components.

To bolster price competitiveness, we commenced full-scale production of printers and copiers in a new, integrated manufacturing facility in China in December 2001. We continue to develop a comprehensive line of long-service-life printers, copiers, multi-function peripherals and color-capable document solutions equipment.

iii.    Optical Instruments:

This product line includes compact cameras, SLR cameras and lenses and digital cameras. These products are sold under the brand names “Kyocera” mostly in Japan and “Yashica” overseas, while our “CONTAX” brand high-end cameras are sold worldwide.

We are seeking to strength our digital camera development and production while reducing costs and raising margins through local production in China. At our Dongguan Shilong plant, we expanded production of digital cameras through our joint venture, Dongguan Shilong Kyocera Optics Co., Ltd. We focus on developing new digital cameras which will meet customer demand and integrate our technological resources in electronic devices, packages and lenses, creating digital camera modules and units for camera-equipped mobile phones and automotive monitors.

(d)    Others

This segment includes revenues from telecommunication network systems, financial services such as leasing and credit financing, office renting services, and other services in Japan and Asia. This segment also includes manufacture and sales of electric insulators and synthetic resin molded parts.

Kyocera Leasing Co., Ltd., a wholly-owned subsidiary in Japan, is principally involved in providing credit financing services and commercial leasing services for copiers, printers and other equipment. It therefore supports the operations of our Equipment Group.

Kyocera Communication Systems Co., Ltd., a Japanese subsidiary, is involved in the IT solutions business through provision of Internet data center services, a rapidly expanding business segment in the telecommunications and information processing market. Kyocera Communication Systems Co., Ltd. also offers network systems and telecommunication engineering services, such as constructing mobile communications network base stations. Kyocera Communication Systems Co., Ltd. also plans to merge its systems integration, network and security operators to provide integrated corporate IT solutions using new telecommunications infrastructure.

Kyocera Chemical Corporation, which joined Kyocera in August 2002, mainly produces electric insulators and synthetic resin molded parts for the semiconductors and electronics industries. We seek to incorporate fine chemical technologies in products in our fine ceramics group, electronic device group and other divisions.

Sales and Distribution

Our products are marketed worldwide by our own sales personnel, as well as through sales companies, compensated solely on a commission basis and by independent distributors. We have regional sales and design application personnel in strategic locations to provide technical and sales support for independent manufacturers’ representatives and independent distributors. We believe that this combination of distribution channels provides a high level of market penetration and efficient coverage of our customers on a cost-effective basis.

Most of our sales of fine ceramic parts, semiconductor parts and electronic devices worldwide are made directly to manufacturers who incorporate them into their own products. However, end products manufactured by us, such as ceramic cutting tools, recrystallized jewelry, solar energy products and various other consumer goods, tend to be sold to distributors and wholesalers. Jewelry sales are made mainly through direct sales shops and agencies in Japan. Sales of consumer solar energy products are made through direct sales shops, as well as through sales distributors. BIOCERAM (orthopedic and dental implants) are supplied in some cases directly to dentists and hospitals. Our domestic sales of telecommunications equipment comprise sales mainly to KDDI and its subsidiaries. Most of our page printer and copier sales, both in the domestic market and abroad, are made under our own brand name through distributors and wholesalers. Sales of optical instruments are made mainly to retail shops in Japan and overseas and, to a lesser extent, distributors abroad. Finance revenues are generated from services provided to companies within and outside our group in Japan. Office renting and other services are mainly provided to companies outside our group in Asia. Our telecommunication network systems and services support mobile and PHS carriers through the installation and maintenance of base stations.

Domestic sales are made in yen, while overseas sales are made in a variety of currencies, but predominantly in U.S. dollars and Euro.

Sources and Availability of Raw Materials and Supplies

We purchase a variety of raw materials. The principal ones in terms of volume are alumina (a mineral substance produced from bauxite and from which aluminum is made), zircon, titania, silicon nitride, Tungsten and Tantalum, used for the products of our Fine Ceramics Group and Electronic Device Group, such as fine ceramic parts, semiconductor parts, cutting tools and electronic components, and each subject to price volatility. On a cost basis, gold, which is primarily used in the production process for IC packages and is also subject to price volatility, is the most significant raw material. Our policy is to protect ourselves from fluctuations in the price of gold by keeping a small gold inventory and by pricing products generally on a “gold adder” system so that customers pay for the gold contained in semiconductor parts at a rate which approximates our cost. Our main supplies are ICs, Liquid Crystals and Printed Circuit Board, used for the products of our Electronic Device Group and Equipment Group, such as thin-film devices, mobile handsets, printers, copiers, and optical instruments.

As we typically receive our supply of these raw materials and supplies from several large companies which we feel are reliable sources, we have not generally experienced, and we do not anticipate, any difficulty in obtaining raw materials or supplies, or in meeting fuel requirements. Oil price volatility may also affect our purchase price of certain oil-related supplies, the prices of such supplies have been steady in recent years.

During the year ended March 31, 2003, no single supplier accounted for a significant amount of our consolidated purchases of raw materials and supplies. However, a number of components and sub-assemblies used in our products are sourced to sole source suppliers. These tend to be complex, precision components that are sometimes produced only by a limited number of suppliers or a single supplier that may own intellectual property related to the component or sub-assembly.

Patents and Licenses

Our success and competitive position depend on a number of significant patents, licenses and trade secrets relating to our manufacturing and sales processes and products. The following table sets forth information, as of March 31, 2003, with respect to our significant patents and license agreements. Under all of the following agreements, we are permitted to produce products using the licensed technology and we pay a fee to the counterparty based on the amount of sales of those products.

Counterparty	Country	Contents	Period
Hitachi Displays, Ltd.	Japan	License under patents regarding liquid crystal display elements	From April 1, 1993 to March 31, 2007

Philips Electronics N.V.	Netherlands	License under patents regarding optical disk system	From June 28, 1993 to expiration of respective patents

Counterparty	Country	Contents	Period
Semiconductor Energy Laboratory Co., Ltd.	Japan	License under patents regarding amorphous silicon drums and devices using such drums	From February 15, 1994 to expiration of respective patents

International Business Machines Corporation	United States	License under patents regarding ceramic products, electric and electronic parts and components License under patents regarding information processing systems	From June 30, 1995 to expiration of respective patents

Qualcomm Incorporated	United States	License under patents regarding cellular phones using CDMA technology	From August 31, 1996 to expiration of respective patents

Solar Physics Corporation	United States	License under patents regarding amorphous silicon drums and devices using such drums	From February 5, 1997 to expiration of respective patents

Qinetiq Limited	United Kingdom	License under patents regarding liquid crystal panels	From April 1, 1997 to expiration of respective patents

Johnson Marthey Semiconductor Packages, Inc.	United States	License regarding semiconductor packages and printed circuit boards	From June 11, 1997 to June 11, 2007

Philips Electronics N.V.	Netherlands	License under patents regarding global system mobile communication (“GSM”) cellular handsets	From February 15, 1999 to February 11, 2009

NEC Corporation	Japan	License under patents regarding PDC handsets and PHS handsets	From July 1, 2000 to September 14, 2010

Advanced Ceramics Research Incorporated	United States	License to use technology and patents regarding ceramic fiber	From September 15, 2000 to expiration of respective patents

Ricoh Company, LTD	Japan	License under patents regarding electronic photo printer	From June 1, 2001 to May 31, 2006

Lucent Technologies GRL Corporation	United States	License under patents regarding wireless subscriber equipment	From August 28, 2001 to December 31, 2004

Motorola Incorporated	United States	License under patents regarding cellular phone	From January 1, 2002 to December 31, 2003

Eastman Kodak Company	United States	License under patents regarding digital camera technologies	From April 1, 2002 to March 31, 2012

Counterparty	Country	Contents	Period
Forgent Networks, Inc./ Compression Labs, Inc.	United States	License under patents regarding digital camera technologies	From October 30, 2002 to expiration of respective patents

Toshiba Corporation	Japan	License under patents regarding aluminum nitride	From January 1, 2003 to December 31, 2007

Seiko Epson Corporation	Japan	License under patents regarding LCD panel modules (Super twisted nematic “STN”)	From January 1, 2003 to December 31, 2007

Koninklijke Philips Electronics N.V.	Netherlands	License under patents regarding PDC handsets and PHS handsets	From March 19, 2003 to expiration of respective patents

As our license with Motorola Incorporated is set to expire at the end of December 2003, we intend to negotiate to enter into another new license agreement, which will cover Motorola’s technologies currently used by us and some new technologies.

Competitive Position

(a)    Fine Ceramics Group

Products in this group are highly specialized to the needs of our customers, who are primarily secondary manufactures who incorporate our products in to their own Therefore, our competitive position is largely dependent on maintaining close contacts with, and being first to meet the needs of, secondary manufacturers. We compete with different ceramic manufacturers depending on the products. In the semiconductor parts business, our goal is to further strengthen our competitive position by becoming a “Total Package Supplier” in the world market. We are the world market leader by sales volume in the manufacture of ceramic IC packages. To offer opportunities for higher-added-value products, we are strengthening our R&D activities to develop new applications for telecommunication areas such as wireless and optical communications. SMD packages are one such example. We believe that we can maintain our market leadership in the area of ceramic packages and satisfy customer needs by applying our technological and managerial expertise.

In the plastic package field, we are a relative late comer and we compete with plastic electronic device manufacturers. To strengthen our technology expertise, we acquired the Surface Laminar Circuitry business of IBM Japan in September 2003.

(b)    Electronic Device Group

We entered this area of production as we increased our capability to produce technologically advanced products for the Fine Ceramics Group, so we are a relative late comer in the field. The products in this group are largely standardized, so competition is based on price, quality and delivery time. Kyocera is one of the major manufacturers by sales volume of capacitors and timing devices. Most of our competitors in this group are Japanese manufacturers, however, AVX, a U.S. subsidiary, competes against overseas manufacturers in producing tantalum capacitors.

Our thin-film products, such as thermal printheads or amorphous silicon drums, are market leading products in applications for printer or copier overwhelmingly.

(c)    Equipment Group

In the Japanese market, our main competitors for cellular handsets are Japanese manufacturers, though foreign manufactures are increasingly penetrating the Japanese handset market. In the U.S. cellular handset market, Kyocera competes with U.S., European and Asian manufacturers, and we are a leading producer of CDMA cellular handsets by units sold. In terms of PHS-related equipment, our main competitors are Japanese manufacturers. We also compete with Japanese and U.S. manufacturers producing information equipment such as copiers and printers on a global basis. In the optical instruments field, Japanese manufacturers are our main competitors.

Government Regulation

There are some governmental regulations specifically applicable to Kyocera’s industry, however, they currently do not have material effects on Kyocera’s business.

C.    Organizational Structure

We have 161 subsidiaries and affiliates as of March 31, 2003. Our management structure is based on our group segments structure. Therefore, the management of each segment is conducted uniformly regardless of whether a group’s operations are conducted by us as the parent company or by one of our subsidiaries.

The following table sets forth information, as of March 31, 2003, with respect to our significant subsidiaries, organized by group.

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
Fine Ceramics Group

Kyocera Solar Corporation	Japan	100.00%	Sale of solar energy products

Kyocera America, Inc.	United States	100.00%	Manufacture and sale of semiconductor parts

Kyocera Industrial Ceramics Corporation	United States	100.00%	Manufacture and sale of fine ceramic-related products and sale of electronic devices

Kyocera Solar, Inc.	United States	100.00%	Manufacture and sale of solar energy products

Kyocera Tycom Corporation	United States	100.00%	Manufacture and sale of micro drills

Kyocera Mexicana, S.A. de C.V.	Mexico	100.00%	Assembly and plating services

Kyocera Asia Pacific Pte. Ltd.	Singapore	100.00%	Sale of fine ceramic-related products and electronic devices

Shanghai Kyocera Electronics Co., Ltd.	China	90.00%	Manufacture and sale of fine ceramic-related products and electronic devices

Kyocera Precision Tools Korea Co., Ltd.	Korea	90.00%	Manufacture and sale of cutting tools

Kyocera Fineceramics GmbH	Germany	100.00%	Sale of fine ceramic-related products and electronic devices

Electronic Device Group

Kyocera Elco Corporation	Japan	100.00%	Manufacture and sale of electronic devices

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
AVX Corporation	United States	70.10%	Manufacture and sale of electronic devices

P.T. Kyocera Indonesia	Indonesia	100.00%	Manufacture and sale of electronic devices

Kyocera Elco Korea Co., Ltd.	Korea	100.00%	Manufacture and sale of electronic devices

Kyocera Elco Hong Kong Ltd.	Hong Kong	100.00%	Sale of electronic devices

Equipment Group

Kyocera Mita Corporation	Japan	100.00%	Manufacture and sale of information equipment

Kyocera Mita Japan Corporation	Japan	100.00%	Sale of information equipment

Kyocera Optec Co., Ltd.	Japan	100.00%	Manufacture and sale of optical instruments

Kyocera Wireless Corp.	United States	100.00%	Manufacture and sale of telecommunications equipment

Kyocera Mita America, Inc.	United States	100.00%	Sale of information equipment

Kyocera Mita Industrial Co., (H.K.) Ltd.	Hong Kong	100.00%	Manufacture of information equipment

Kyocera Mita Office Equipment (Dongguan) Co., Ltd.	China	90.00%	Manufacture and sale of information equipment

Kyocera Mita Europe B.V.	Netherlands	100.00%	Sale of information equipment

Kyocera Mita Deutschland GmbH	Germany	100.00%	Sale of information equipment

Kyocera Mita (U.K.) Ltd.	United Kingdom	100.00%	Sale of information equipment

Kyocera Mita France S.A.	France	100.00%	Sale of information equipment

Kyocera Mita Italia S.P.A.	Italy	100.00%	Sale of information equipment

Kyocera Mita Australia PTY. LTD.	Australia	100.00%	Sale of information equipment

Kyocera Optics, Inc.	United States	100.00%	Sale of optical instruments

Kyocera Yashica do Brasil Indústria e Comércio Ltda.	Brazil	100.00%	Manufacture and sale of optical instruments

Kyocera Zhenhua Communication Equipment Co., Ltd.	China	70.00%	Manufacture and sale of telecommunications equipment

Yashica Hong Kong, Co., Ltd.	Hong Kong	100.00%	Intermediary services as to sale of optical instruments

Universal Optical Industries, Ltd.	Hong Kong	100.00%	Manufacture and sale of optical instruments

Dongguan Shilong Kyocera Optics Co., Ltd.	China	90.00%	Manufacture and sale of optical instruments

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
Yashica Kyocera GmbH	Germany	100.00%	Sale of optical instruments

Others

Kyocera Leasing Co., Ltd.	Japan	100.00%	Various leasing services, property management and financing services

Kyocera Communication Systems Co., Ltd.	Japan	76.30%	Development and sale of software

Kyocera Realty Development Co., Ltd.	Japan	100.00%	Real estate services

Hotel Kyocera Co., Ltd.	Japan	100.00%	Hotel management and operations

Kyocera International Co., Ltd.	Japan	100.00%	Insurance and travel agency

Kyocera Chemical Corporation	Japan	100.00%	Manufacture and sale of electronic materials

Piazza Investment Co., Ltd.	Hong Kong	100.00%	Real estate leasing

Shanghai Kyocera Realty Development Co., Ltd.	China	100.00%	Real estate leasing

In addition to the above consolidated subsidiaries, Kyocera has 99 other consolidated subsidiaries as of March 31, 2003, including Kyocera International Inc., a 100% owned U.S. subsidiary which is a holding company established to own Kyocera’s subsidiaries in North America. Kyocera also has interests in three subsidiaries accounted for by the equity method and 16 affiliates accounted for by the equity method as of March 31, 2003.

AVX, in our Electronic Device Group, is one of our most significant subsidiaries. Most of the electronic devices we produce for overseas sales are distributed by AVX by utilizing AVX’s wide range of marketing channels. In addition, we market passive components produced by AVX to the Japanese market. With respect to manufacturing and research and development, we utilize AVX’s manufacturing process for ceramic capacitors to improve productivity and to enhance our competitiveness. AVX also introduced materials technologies from us into its ceramic capacitor production. We have been seeking better ways to cooperate in expanding our electronic device businesses. Currently, seven of our directors are members of AVX’s board of directors. AVX’s chief executive officer is one of our directors. Within our Electronic Device Group, we have a close relationship with AVX in marketing, manufacturing, and research and development, and we are seeking and pursuing synergies to be a leading passive component manufacturer.

AVX posted a net loss of $12,438 thousand in fiscal 2003, compared to net loss of $7,232 thousand in fiscal 2002. As a result of this net loss, our results of operations and financial condition for fiscal 2003 were adversely affected. See Item 5.A of this Form 20-F.

In May 2003 we established a 90%-owned subsidiary, Kyocera (Tjianjin) Solar Energy Co., Ltd., for the production and sales of solar modules in China. See Item 4.B for a discussion of this subsidiary.

In August 2003, Kyocera made Kinseki, Limited, a major producer of artificial crystal-related products in Japan, a wholly-owned subsidiary through a stock swap.

In September 2003, Kyocera completed the transfer of IBM Japan’s SLC business from IBM Japan to a newly-established wholly-owned subsidiary of Kyocera. This business included manufacturing facilities in Yasu, Japan.

D.    Property, Plants and Equipment

Our manufacturing operations are conducted in Japan, the United States, Mexico, El Salvador, Brazil, the United Kingdom, Germany, France, the Czech Republic, Singapore, South Korea, Hong Kong, China, Taiwan, Malaysia, Indonesia and Israel. As of March 31, 2003, we had property, plants and equipment with a net book value of ¥249,505 ($2,114). During the five years ended March 31, 2003, we invested ¥324,293 ($2,748) for additions to property, plants and equipment. Our property, plants and equipment are not subject to any material encumbrances or environmental issues.

The following table sets forth information, as of March 31, 2003, with respect to our manufacturing facilities with floor space of more than 100,000 square feet.

Name of Plant	Location	Status	Floor Space	Lease Expires	Principal Products Manufactured
			(thousands of square feet)
Japan

Hokkaido Kitami Plant	Kitami, Hokkaido	Owned	294		Fine ceramic parts, Communications equipment, Electronic components

Fukushima Tanakura Plant	Tanakura, Fukushima	Owned	124		Communications equipment

Koriyama Plant	Koriyama, Fukushima	Owned	152		Electronic parts and materials

Nagano Okaya Plant	Okaya, Nagano	Owned	400		Optical instruments, Electronic components

Kawasaki Plant	Kawasaki, Kanagawa	Owned	172		Electronic parts and materials

Kawaguchi Plant	Kawaguchi, Saitama	Owned	497		Electronic parts and materials

Ise Plant	Ise, Mie	Owned	102		Solar cells

Tamaki Plant	Tamaki, Mie	Owned	175		Printers and Copiers

Shiga Plant	Gamo and Yokaichi, Shiga	Owned	1,718		Fine ceramic parts, Semiconductor parts, Electronic components, Solar heat accumulating system, Solar cells

Osaka Hirakata Plant	Hirakata, Osaka	Owned	428		Printers and Copiers

Kagoshima Sendai Plant	Sendai, Kagoshima	Owned	1,500		Semiconductor parts, Electronic components, Fine ceramic parts

Kagoshima Kokubu Plant	Kokubu, Kagoshima	Owned	1,941		Semiconductor parts, Electronic components, Fine ceramic parts

Kagoshima Hayato Plant	Hayato, Kagoshima	Owned	232		Electronic components

Name of Plant	Location	Status	Floor Space	Lease Expires	Principal Products Manufactured
			(thousands of square feet)
United States

Balboa Plant	San Diego, California	Owned	288		Semiconductor parts

Campus Plant	San Diego, California	Leased	424	2005	Communications equipment

Mountain Home Plant	Mountain Home, North Carolina	Owned	137		Fine ceramic parts

Myrtle Plant	Myrtle Beach, South Carolina	Owned	559		Electronic components

Olean Plant	Olean, New York	Owned	110		Electronic components

Raleigh Plant	Raleigh, North Carolina	Owned	206		Electronic components

South Carolina Plant	Fountain Inn, Carolina	Owned	350		Printers and Copiers

Mexico

Tijuana Plant	Tijuana	Owned	120		Semiconductor parts, Electronic components

Chihuahua Plant	Chihuahua	Owned	124		Electronic components

El Salvador

San Salvador Plant	San Salvador	Owned	233		Electronic components

United Kingdom

Paignton Plant	Paignton, England	Owned	128		Electronic components

Coleraine Plant	Coleraine, Northern Ireland	Owned	185		Electronic components

Germany

Betzdorf Plant	Betzdorf	Owned	102		Electronic components

France

Beaune Plant	Beaune	Leased	228	2007	Electronic components

Saint-Apollinaire Plant	Saint-Apollinaire	Leased	321	2007	Electronic components

Czech Republic

Lanskroun Plant	Lanskroun	Leased	232	2017	Electronic components

Lanskroun Plant	Lanskroun	Owned	230		Electronic components

Uherske Hradiste Plant	Uherske Hradiste	Owned	224		Electronic components

Hong Kong

Hong Kong Plant	Hong Kong	Owned	371		Printers and Copiers

Name of Plant	Location	Status	Floor Space	Lease Expires	Principal Products Manufactured
			(thousands of square feet)
China

Shilong Plant	Dongguan, Canton	Owned	954		Printers and Copiers

Shilong Plant	Dongguan, Canton	Leased	470	2004	Tools, Optical instruments, Electronic components

Shanghai Pudong Plant	Shanghai	Leased	1,026	2023	Fine ceramic parts, Semiconductor parts Electronic components

Malaysia

Penang Plant	Penang	Owned	149		Electronic components

Singapore

Singapore Plant	Singapore	Owned	128		Electronic parts and materials

Israel

Jerusalem Plant	Jerusalem Plant	Leased	100	2004	Electronic components

As part of our acquisition of Kinseki in August 2003, we acquired 4 plants with floor space of more than 100,000 square feet, as set forth in the following table.

Name of Plant	Location	Status	Floor Space	Lease Expires	Principal Products Manufactured
			(thousands of square feet)
Japan

Yamagata Higashine Plant	Higashine, Yamataga	Owned	379		Electronic parts

Thailand

Thailand Plant	Thailand	Owned	264		Electronic parts

Philippines

Philippines Plant	Philippines	Leased	135	2046	Electronic parts

As part of our acquisition of the SLC business of IBM Japan Ltd. in September 2003, we acquired the lease of the Yasu Site plant in Shiga, Japan, which has 137 thousands square feet of floor space. And this lease will expire in 2008.

Item 5.    Operating and Financial Review and Prospects

A.    Results of Operations

You should read the discussion of our financial condition and results of operations together with our consolidated financial statements and information included in this annual report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under Item 3.D and elsewhere in this Form 20-F.

Overview

	% of sales			% change year to year
	2001	2002	2003	2001/2002	2002/2003
Net sales	100.0	100.0	100.0	(19.5)	3.4
Cost of sales	69.1	76.9	74.4	(10.4)	0.1

Gross profit	30.9	23.1	25.6	(39.7)	14.3
Selling, general and administrative expenses	14.8	18.1	17.8	(1.2)	1.2

Profit from operations	16.1	5.0	7.8	(75.1)	61.7

Interest and dividend income	0.6	0.7	0.5	(9.6)	(28.9)
Interest expense	(0.2)	(0.2)	(0.1)	—	—
Foreign currency transaction gains (losses), net	0.7	0.5	(0.5)	(44.8)	—
Equity in earnings of affiliates and unconsolidated subsidiaries	0.2	0.2	0.3	(29.4)	98.3
Loss on devaluation of investment in an affiliate	—	—	(0.5)	—	—
Losses on devaluation of investment securities	(0.0)	(0.6)	(0.3)	—	—
Gain on stock issuance of an affiliate	13.6	—	—	—	—
Other, net	0.1	(0.2)	(0.1)	—	—

	15.0	0.4	(0.7)	(98.0)	—

Income before income taxes, minority interests and cumulative effect of change in accounting principle	31.1	5.4	7.1	(86.2)	37.3
Income taxes	12.4	2.1	3.1	(86.7)	53.8

Income before minority interests and cumulative effect of change in accounting principle	18.7	3.3	4.0	(85.8)	26.9
Minority interests	(1.6)	(0.0)	0.1	—	—

Income before cumulative effect of change in accounting principle	17.1	3.3	4.1	(84.6)	28.5
Cumulative effect of change in accounting principle-net of taxes	—	(0.2)	(0.3)	—	—

Net income	17.1	3.1	3.8	(85.4)	28.8

Net Sales

In fiscal 2003, net sales of Kyocera increased by 3.4% compared with fiscal 2002. This increase in sales was due mainly to increased sales in our Equipment Business, particularly in telecommunications equipment and information equipment. Despite reduced component inventory adjustments around the world and resurgence in demand in the mobile handsets market, continuing price erosion for components has led to reduced sales in Kyocera’s Components Business, which consists of the Fine Ceramics Group and Electronic Device Group.

Domestic sales, which accounted for 39.6% of total sales, increased by 3.6% compared with fiscal 2002. This was due primarily to growing sales in CDMA mobile handsets with a built-in camera and fine ceramic parts for LCD projectors. Sales in overseas markets, which accounted for 60.4% of total sales, increased by 3.3% compared with fiscal 2002, due mainly to strong demand for information equipment, such as copiers and printers, and for telecommunications equipment, in particular, PHS-related products. The yen’s appreciation against the U.S. dollar and other currencies produced a negative impact of approximately ¥1,800 ($15) on net sales compared with fiscal 2002. Sales in overseas markets are denominated primarily in the U.S. dollar and, to a lesser extent, in Euro and the yen. Overseas sales consist of sales of exports from Japan and sales of locally manufactured products. In fiscal 2003, although the yen appreciated against the U.S. dollar resulting in a negative impact on our consolidated net sale, the yen depreciated against Euro resulting in a positive impact on our consolidated net sales. As a result, the net impact of foreign currency fluctuations was a relatively minor impact of approximately ¥1,800 ($15) on Kyocera’ consolidated net sales in total. If the foreign exchange rates prevailing in each quarter of fiscal 2002 were applied to foreign currency-denominated sales in the corresponding quarter in fiscal 2003, the sum of the quarterly consolidated sales for fiscal 2003 so calculated would have been greater than the actual annual consolidated sales for fiscal 2002 by approximately 3.6%, compared with the increase of 3.4% between the actually recorded annual consolidated sales for these fiscal years. In fiscal 2002, Kyocera’s net sales decreased by 19.5% compared with fiscal 2001. This decline in sales was due mainly to decreased sales in our Components Businesses caused by the rapid global downturn in the information technology (IT) industry and the resulting depressed demand for Kyocera’s products, especially components for mobile handsets, personal computer (PC)-related equipment and optical communications devices. In addition, the lower demand affecting our Components Businesses and inventory adjustments by electronics manufactures caused significant price erosion in components markets.

Domestic sales, which accounted for 39.6% of total sales, decreased by 16.8% compared with fiscal 2001. This was due primarily to tough price competition and lower demand in components for mobile handsets, PC-related equipment and optical communications devices. Domestic sales in the Equipment Group, including sales of information equipment and optical instruments, expanded steadily. Sales in overseas markets, which accounted for 60.5% of total sales, decreased by 21.2% compared with fiscal 2001, due mainly to weak demand for components combined with price erosion, although the yen’s depreciation in fiscal 2002 against the U.S. dollar and other currencies produced a positive impact of approximately ¥71,600. The yen’s depreciation had a particularly positive impact on sales for the Equipment Group. In fiscal 2002, the yen depreciated against the U.S. dollar and Euro, which had a positive impact on Kyocera’s sales. If the foreign exchange rates prevailing in each quarter of fiscal 2001 were applied to foreign currency-denominated sales in the corresponding quarter in fiscal 2002, the sum of the quarterly consolidated sales for fiscal 2002 would have been lower than the actual annual consolidated sales for fiscal 2001 by approximately 25%, compared with the decrease of 19.5% between the actually recorded annual consolidated sales for these fiscal years.

The Company’s exports from Japan, comprising its shipping to overseas subsidiaries for resale, included sales denominated in U.S. dollar of $586 and $641 in fiscal 2003 and fiscal 2002, respectively, and sales denominated in Euro of 112 and 325 in fiscal 2003 and 2002, respectively.

Kyocera’s production operations overseas are situated in Asia, Europe, North America and South America. Sales of products manufactured overseas accounted for 32.5% and 34.2% of Kyocera’s sales in fiscal 2003 and 2002, respectively. These consisted mainly of sales by AVX and Kyocera Wireless Corp. and its consolidated subsidiaries (KWC). AVX contributed ¥100,686 ($853) to sales in fiscal 2003 and ¥114,314 in fiscal 2002, and KWC contributed ¥131,412 ($1,114) in fiscal 2003 and ¥135,626 in fiscal 2002. If the foreign exchange rates prevailing in fiscal 2002 were applied to sales of products manufactured overseas in fiscal 2003, it would have accounted for approximately 33% of Kyocera’s net sales.

In fiscal 2003, Kyocera expanded its production in China. Kyocera seeks to further expand production volume of components, information equipment and telecommunications equipment in China. Additionally, at the beginning of fiscal 2004, Kyocera established a new sales subsidiary in China, which will deal in Kyocera’s products manufactured in China as well as its products imported into China.

A detailed analysis and discussion about Kyocera’s net sales by operating segments appear in “Segment Operations” in this Item 5 A.

Cost of sales and gross profit

Gross profit increased by 14.3% in fiscal 2003 to ¥273,512 ($2,318). Gross profit ratio increased by 2.5 points from 23.1% to 25.6%. This is mainly because of an increase in sales in our Equipment Group, in addition to a large decrease in restructuring charges related to U.S. subsidiaries compared to those recorded in fiscal 2002.

Gross profit declined considerably by 39.7% in fiscal 2002 to ¥239,373. This was due to reduced demand for products of our Fine Ceramics Group and Electronics Device Group and to sharp falls in unit prices accompanying a rapid global downturn in IT-related markets. In addition, cost of sales included a restructuring charge of approximately ¥7,900 to cover costs of inventory write-downs at our U.S. subsidiaries.

SG&A expenses and profit from operations

Selling, general and administrative (SG&A) expenses in fiscal 2003 increased by 1.2% to ¥190,124 ($1,611). Although the restructuring charge included in SG&A expenses in fiscal 2002 in relation to our U.S. subsidiaries decreased, SG&A expenses increased in fiscal 2003 principally as a result of Kyocera Chemical Corporation and its consolidated subsidiaries (KCC) becoming consolidated subsidiaries and an increase in R&D expenses for new products at Kyocera Mita Corporation and its consolidated subsidiaries (KMC). As a percentage of net sales, SG&A expenses fell by 0.3 points, from 18.1% to 17.8%. Although SG&A expenses in fiscal 2003 increased, a significant increase in gross profit of 14.3% compared with fiscal 2002 resulted in a substantial rise in profit from operations, which rose by 61.7% to ¥83,388 ($707). SG&A expenses declined by 1.2% in fiscal 2002 to ¥187,812. Although a restructuring charge related to our U.S. subsidiaries of approximately ¥3,800 to cover the costs of personnel reductions was included, SG&A expenses in fiscal 2002 decreased mainly as a result of a decrease in direct expenses for sales as a consequence of the decrease in net sales. As a percentage of net sales, SG&A expenses rose by 3.3 points, from 14.8% to 18.1%. In fiscal 2002, the proportional decrease in gross profit was higher than the decrease in SG&A expenses. Consequently, profit from operations decreased by 75.1%, compared with fiscal 2001 to ¥51,561.

Interest and dividend income

Interest and dividend income in fiscal 2003 decreased by 28.9% to ¥5,194 ($44) compared with fiscal 2002. This was due principally to a decrease in the Company’s interest income received from bank deposits denominated in the U.S. dollar in a comparatively low interest rate environment in the United States recently. This decrease in interest income also reflects the Company’s fund management policy to minimize financial risks by investing in lower-risk assets that also provide lesser interest income. Dividend income in fiscal 2003 was flat compared with fiscal 2002 because the Company did not materially purchase or sell securities. Interest and dividend income in fiscal 2002 decreased by 9.6% compared with fiscal 2001. This was due mainly to lower interest income received by the Company as a result of lower interest rates in Japan.

Interest expense

Interest expense decreased substantially by 46.1% in fiscal 2003, principally as a result of a decrease in interest bearing debts from the repayment by Kyocera Mita Corporation in February 2002 of all of the liabilities deferred pursuant to its rehabilitation plan earlier than had been set forth in its rehabilitation plan. In addition, KMC and Kyocera International Inc. and its consolidated subsidiaries (KII) reduced their borrowings in fiscal 2003.

In fiscal 2002, interest expense increased by 24.1% compared with fiscal 2001, mainly because the yen’s depreciation against the U.S. dollar affected the amounts of interest payments of our subsidiaries in the United States when translated into yen for purpose of our financial statements.

Foreign currency translation

The foreign exchange rate of the yen against the U.S. dollar appreciated sharply in the first quarter of fiscal 2003 from the previous depreciatory trend in fiscal 2002. As a result, the average yen-dollar exchange rate was 2.4% lower than in fiscal 2002. Against the Euro, the yen depreciated substantially in the fourth quarter of fiscal 2003 resulting in depreciation of approximately 9.0% during fiscal 2003. Foreign currency transaction losses, net was ¥5,405 ($46), principally as a result of the yen being worth 9.8% more against the U.S. dollar at March 31, 2003 compared with at March 31, 2002. This resulted in losses arising from the translation of cash deposits and trade receivables denominated in foreign currencies. The yen depreciated against both the U.S. dollar and the Euro during fiscal 2002, falling approximately 12.6% and 11.0% in value, respectively, against these currencies over the year as a whole. As stated previously, the resulting foreign currency translation gains mainly reflected Kyocera’s cash deposits and receivables denominated in foreign currencies. Kyocera typically enters into forward exchange contracts to minimize currency exchange risks on foreign currency denominated receivables and payables, usually in small amounts. It has no significant unhedged monetary assets, liabilities or firm contract-related commitments denominated in foreign currencies other than restricted cash, certain time deposits and the functional currencies of Kyocera’s overseas operations. Kyocera confines its use of foreign currency derivative financial instruments to the hedging of its foreign exchange exposures, and does not utilize derivative transactions for trading purposes.

Gains and losses from investments

Kyocera’s equity in earnings of affiliates and unconsolidated subsidiaries in fiscal 2003 increased by 98.3%, to ¥3,092 ($26) due principally to a decrease in a loss of Kinseki, Limited (Kinseki). An increase in profit of SK TELETECH CO., LTD. also positively affected equity in earnings. In December 2002, the Company acquired additional stakes in Kinseki, thereby increasing its stake in Kinseki from 27.95% to 28.09%. The Company made Kinseki a wholly-owned subsidiary through a stock swap on August 1, 2003. Detailed information is described in Note 23 to our Consolidated Financial Statements included in this form 20-F. Equity in earnings of affiliates and unconsolidated subsidiaries declined 29.4% in fiscal 2002. This decline was due principally to discontinuance of the equity method for its investment in common stock of KDDI from the second half of fiscal 2001 and a loss of Kinseki. In fiscal 2003, Kyocera recognized losses on devaluation of investment securities amounting to ¥2,883 ($24), which was attributable mainly to a prolonged decline in the market value of Japanese bank shares held by the Company. Kyocera also recognized a loss on devaluation of its investment in Kinseki amounting to ¥5,159 ($44), due to a substantial fall in its market value. In fiscal 2002, losses recognized on devaluation of investment securities were ¥5,771, which were also attributable mainly to the sharp decline in the market value of Japanese bank shares held by the Company.

Taxes

Kyocera’s effective tax rate of 43.1% in fiscal 2003 was higher than that of 38.5% in fiscal 2002. This was due mainly to a decrease in income of foreign subsidiaries taxed at lower rates than the Japanese statutory tax rate of 42.0% and recognition of a loss on devaluation of an investment in an affiliate, which was considered a permanent difference for the purpose of tax calculations. Kyocera’s effective tax rate of 38.5% in fiscal 2002 was lower than that of 40.1% in fiscal 2001. This was due mainly to an increase in the proportion of equity in earnings of affiliates and unconsolidated subsidiaries to income before income taxes in fiscal 2002 compared with fiscal 2001.

Minority interests

Minority interests were principally related to AVX, which had an approximately 30% minority ownership interest in fiscal 2003. Lower earnings at AVX resulted in a gain in minority interests in fiscal 2003 from a small loss in fiscal 2002.

Cumulative effect of change in accounting principle

On April 1, 2002, Kyocera adopted the Statement of Financial Accounting Standards Board (SFAS) No. 141, “Business Combinations,” and No. 142, “Goodwill and Other Intangible Assets.” In the first half of fiscal 2003, Kyocera completed an impairment review of its goodwill, which indicated that there was an impairment loss on goodwill related to the acquisition of Kyocera Tycom Corporation and its consolidated subsidiaries (KTC), which manufactures and supplies micro drills for the IT industry, from the initial application of these statements. The impairment loss of ¥3,175 ($27) was recorded as a cumulative effect of change in accounting principle in accordance with the provisions of SFAS No.142. Kyocera also wrote off ¥919 ($8) of unamortized deferred credit related to an excess over cost arising from an investment in Taito Corporation that was accounted for by the equity method as a cumulative effect of change in accounting principle in accordance with the provisions of SFAS No.141. On April 1, 2001, Kyocera adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities -an Amendment of SFAS No. 133.” In accordance with the transition provisions of SFAS No. 133, Kyocera recorded a one-time, non-cash unrealized loss of ¥106, net of taxes, in accumulated other comprehensive income to recognize derivatives that are designated as cash flow hedges and qualify for hedge accounting. Kyocera also recorded a one-time, non-cash realized loss of ¥1,838, net of taxes, in the consolidated statement of income as a cumulative effect of change in accounting principle to record those derivatives that are designated as cash flow hedges but not qualified for hedge accounting (loss of ¥1,518) and those derivatives that are designated as cash flow hedges but for which hedge accounting was not adopted (loss of ¥320).

Segment Operations

Operating segments

The following table shows a breakdown of our total consolidated net sales and operating profit duirng the last three fiscal years for our four operating segments: Fine Ceramics Group, Electronic Device Group, Equipment Group and Others.

	Yen and U.S. dollars in millions
	2001	2002	2003	2003
Segment net sales :

Fine Ceramics Group	¥363,026	¥252,879	¥238,867	$2,024
Electronic Device Group	392,700	234,938	227,962	1,932
Equipment Group	467,362	478,293	529,784	4,490
Others	79,790	86,116	86,214	731
Adjustments and eliminations	(17,825)	(17,652)	(13,057)	(111)

	¥1,285,053	¥1,034,574	¥1,069,770	$9,066

Segment operating profit :

Fine Ceramics Group	¥88,771	¥20,137	¥18,797	$159
Electronic Device Group	126,455	4,372	11,816	100
Equipment Group	28,318	24,413	40,020	339
Others	6,839	7,438	7,244	62

	250,383	56,360	77,877	660

Corporate	(25,243)	(2,508)	(5,382)	(46)
Equity in earnings of affiliates and unconsolidated subsidiaries	2,209	1,559	3,092	26
Gain on stock issuance of an affiliate	174,076	—	—	—
Adjustments and eliminations	(1,203)	(13)	450	4

Income before income taxes	¥400,222	¥55,398	¥76,037	$644

Commencing in fiscal 2003, R&D-related expenses of the Company associated with fundamental technological research, previously included within “Others” have been allocated to the respective operating segments to allow management to better assess R&D expenditures on a segment -by-segment basis. Accordingly, Kyocera has also restated previously published operating profit of such operating segments for fiscal 2002 and 2001, respectively.

Fine Ceramics Group

Sales for this segment in fiscal 2003 decreased by 5.5% compared with fiscal 2002. Decreased revenues from optical communications components, such as parts for fiber-optic connectors and packages for optical communications devices, were offset by rising sales of parts for semiconductor and liquid crystal display (LCD) fabrication equipment, sapphire substrates for LCD projectors, ceramic packages for image sensors and SMD packages for mobile phones, as well as solar energy systems. Operating profit for this segment in fiscal 2003 dropped by 6.7% from fiscal 2002, due mainly to a decline in sales of components for the optical communications market.

Sales for this segment in fiscal 2002 decreased by 30.3% due mainly to depressed global demand for mobile handsets, PC-related equipment and optical fiber communications devices, together with significant falls in components prices. Operating profit for this segment dropped by 77.3%, and profitability declined by 16.5 points, from 24.5% in fiscal 2001 to 8.0% in fiscal 2002. This was mainly attributable to lower sales volumes and price erosion.

Electronic Device Group

Sales for this segment in fiscal 2003 fell by 3.0% compared with fiscal 2002, due mainly to continued severe price erosion with respect to general passive components. A recovery in demand for mobile phone components, including ceramic capacitors and timing devices such as TCXOs, after handset manufactures had largely eliminated excess components inventories, led to an increase in shipping volume compared with fiscal 2002, which somewhat compensated for lower prices. Operating profit for this segment improved significantly by 170.3% from fiscal 2002 due principally to improved productivity through expanding production volume in China and a decrease in one-off expenses associated with structural reforms at AVX, that were recorded in fiscal 2002. The structural reforms at AVX included the integration of production bases and personnel reductions coupled with increased efficiency in its production operations in the United States. During fiscal 2004, we are considering several strategic measures to improve future profitability. These measures may result in one-time expenses, including those relating to the reorganization of production bases and start-up cost from the commencement of micro device businesses such as production of SAW filters, decoupling devices and LED chips in Japan.

Sales for this segment in fiscal 2002 dropped by 40.2%, due principally to a decrease in demand for components for mobile handsets and PC-related equipment. Global demand for ceramic capacitors, tantalum capacitors and timing devices, such as TCXOs and VCOs, was particularly weak. Price competition also intensified as electronics equipment manufacturers undertook inventory adjustments. Segment operating profit declined 96.5% compared with fiscal 2001, due mainly to decreased production volumes and steep falls in unit prices of many components. The plunge in profit also reflected one-off charges related to restructuring initiatives at AVX. These activities at AVX had a negative impact on this segment’s operating profit of approximately ¥7,400 in fiscal 2002.

Equipment Group

Sales for this segment increased by 10.8% compared with fiscal 2002, due mainly to an increase in sales of information equipment such as printers and copiers at KMC and telecommunications equipment such as CDMA handsets and PHS-related products. Sales at KMC grew sharply by approximately 15% compared with fiscal 2002. This growth reflected the successful introduction of new copiers, which share common parts or engines with page printers and the enhanced brand name of KMC. In telecommunications equipment business, a camera equipped CDMA 1x phone in Japan and CDMA 1x phones in the U.S, as well as the introduction of CDMA handsets to the Chinese market, contributed to an increase in sales. In addition, sales of PHS-related products expanded strongly overseas, especially in China and Thailand. However, sales of optical instruments decreased, because an increase in sales of digital cameras was overwhelmed by shrinking of the still camera market.

Operating profit for this segment grew to 63.9% compared with fiscal 2002, due mainly to sales growth in information equipment and telecommunications equipment.

In fiscal 2002, sales increased by 2.3% compared with fiscal 2001, due mainly to an increase in sales of printers and copiers at KMC. Sales of CDMA handsets also increased steadily both in the U.S. and Japan due to the successful introduction of new models. Operating profit for this segment fell 13.8% from fiscal 2001, due to a decrease in profit contribution from telecommunications equipment as a result of a one-off charge of approximately ¥3,700 to cover restructuring initiatives at KWC, including inventory write-downs and personnel reductions. The yen’s depreciation against the U.S dollar also negatively affected operating profits at KWC.

Others

Revenues for this segment in fiscal 2003 were flat compared with fiscal 2002. Though eight months of sales of Kyocera Chemical Corporation amounting to ¥ 18,158 ($154), were added to this segment from August 2002, finance revenue of Kyocera Leasing Co., Ltd. (KLC) and the telecommunications engineering services and information systems businesses at Kyocera Communication Systems Co., Ltd. (KCCS) each decreased. Operating profit for this segment decreased by 2.6% compared with fiscal 2002, due principally to increased sales at KCCS.

In fiscal 2002, segment revenues increased by 7.9% compared with fiscal 2001, due mainly to expanded sales of real estate at KLC. Operating profit for this segment increased by 8.8% in fiscal 2002.

Corporate

Corporate losses in fiscal 2003 were ¥5,382 ($46), an increase of ¥2,874 ($24) compared with fiscal 2002. In fiscal 2003, Kyocera recognized losses on devaluation of investment securities amounting to ¥2,883 ($24), which was attributable mainly to a prolonged decline in the market value of Japanese bank shares held by the Company, even after the recognition of large losses of ¥5,771 on investment securities in fiscal 2002. Kyocera also recorded a loss on devaluation of its investment in Kinseki, which was accounted for by equity method in fiscal 2003, amounting to ¥5,159 ($44), due to a substantial fall of its market value.

Corporate losses in fiscal 2002 decreased compared with fiscal 2001 due mainly to an increase in internal revenue of the Company as a result of revision of the transaction rules between Corporate and operating segments, although the Company recorded losses on devaluation of investment securities in consequence of the downturn in the Japanese stock market.

Geographic segments

The following table shows a breakdown of our total consolidated net sales for each of the last three years, distinguishing between domestic and overseas sales and, in respect of overseas sales, showing the geographical areas in which such sales were made:

	Years ended March 31, (Yen and U.S. dollars in millions)
	2001	2002	2003	2003
Japan	¥490,923	¥408,561	¥423,190	$3,586
United States	348,109	289,517	264,755	2,244
Asia	217,456	148,349	178,384	1,512
Europe	163,487	141,493	144,293	1,223
Others	65,078	46,654	59,148	501

Total	¥1,285,053	¥1,034,574	¥1,069,770	$9,066

In the above table, the amounts shown by geographical area reflect sales based on the location of our customers.

In fiscal 2003, sales in Japan increased by 3.6% compared with fiscal 2002, due primarily to growing demand for telecommunications equipment, in particular, mobile handsets and fine ceramic parts. Sales in the United States decreased by 8.6%, due mainly to a decrease in sales of optical communications components such as ceramic packages and optical fiber connector components. In Asia, sales increased by 20.2% compared with fiscal 2002. Products of our Electronic Device Group and telecommunications equipment such as CDMA handsets and PHS-related products mainly contributed to expanded sales in this region. Sales in Europe increased by 2.0%, due mainly to sales growth of information equipment including printers and copiers. In fiscal 2002, sales in each region decreased compared with fiscal 2001, especially in Asia. Sales in Japan fell 16.8% due to sluggish demand for products of our Fine Ceramics Group and Electronic Device Group. Sales in the United States decreased by 16.8% due to weak demand for components used in optical communications networks, opto-electronic packages and other components supplied to the electronics industry. In Asia, lower sales of components for PC-related equipment contributed to a decline in sales of 31.8% compared with fiscal 2001. Sales in Europe decreased by 13.5% compared with fiscal 2001, despite sales growth in information equipment, due mainly to depressed demand for mobile phone components.

Critical Accounting Policies and Estimates

Kyocera’s consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results may differ from these estimates, judgments and assumptions. An accounting estimate in Kyocera’s financial statements is a critical accounting estimate if it requires Kyocera to make assumptions about matters that are highly uncertain at the time the accounting estimate is made, and either different estimates that Kyocera reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on the presentation of Kyocera’s financial condition, changes in financial condition or results of operations. Kyocera has identified the following critical accounting policies with respect to its financial presentation.

Allowances for doubtful accounts

Kyocera maintains allowances for doubtful accounts related to both trade and finance receivables for estimated losses resulting from customers’ inability to make timely payments, including interest on finance receivables. Kyocera’s estimates are based on various factors including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of a specific customer’s inability to meet its financial obligations, a specific allowance against these amounts is provided considering the fair value of assets pledged by the customer as collateral. The amounts of allowances for doubtful accounts will be affected if the financial condition of Kyocera’s customers worsens due to the deterioration of economic conditions in Japan or in Kyocera’s major overseas markets. Moreover, a decline in the fair value of assets pledged by Kyocera’s customers as collateral for Kyocera’s receivables will have a material effect on the amounts of allowances for doubtful accounts provided. The amounts of receivables and related allowance for doubtful accounts are charged off if the financial condition of Kyocera’s customer is assumed to be significantly deteriorated following a specific examination by management. A substantial portion of allowances for doubtful accounts is recorded with respect to finance receivables of KLC, in our Others segment, which provides credit financing services and commercial leasing services. Based on the factors discussed above, we set for KLC estimated recovery percentages that are applied to the amounts of receivables to determine future cash flow. On a case-by-case basis, adjustments are made to the amounts of allowances so determined in light of particular customers’ circumstances. We continuously monitor the correlation between the allowances so determined and the actual loss experienced, and make an appropriate modification to the schedule of percentages for determining allowance amounts. At March 31, 2003, Kyocera had ¥49,578 ($420) of allowances for doubtful accounts against ¥206,480 ($1,750) of finance receivables, which comprise over 80% of Kyocera’s allowances for doubtful accounts.

Inventory valuation

Kyocera estimates the amount of write-downs required to properly value inventory. Write-downs are provided for excess, slow-moving and obsolete inventory as well as valuation losses required to adjust recorded cost to its market value. Kyocera generally considers all inventory aged over 12 months to be slow-moving or obsolete. Kyocera also records inventory write-downs based on its projections of future demand, market conditions and related management-led initiatives even though the age of corresponding inventory is shorter than 12 months. In fiscal 2003, as a result of continuous strict controls and adjustments on inventories, Kyocera recognized inventory write-downs of approximately ¥6,966 ($59). The amounts of these inventory write-downs by operating segments appear in Note 19 to our Consolidated Financial Statements included in this Form 20-F. A substantial portion of these inventory write-downs was recorded with respect to components for optical communications devices, mobile handsets and computer-related equipment. Inventories of mobile handsets, information equipment and optical instruments were also written down. These products were subject to a decrease in demand and a decline in price, or became obsolete because of their short product lives. The majority of Kyocera’s inventories are produced for the information technology industry. Each of these products generally has a short a product life, and is susceptible to market demand and price fluctuations. Inventory write-downs primarily affect our Fine Ceramics Group, Electronic Device Group and Equipment Group. If market conditions and demand in the information technology industry are less favorable than Kyocera’s projections, additional write-downs may be required. As management assumes that global market conditions will continue to be severe, Kyocera may need to record some inventory write-downs for fiscal 2004 and possibly for subsequent fiscal periods.

Impairment of securities and investments

Kyocera records impairment charges for debt and equity securities and investments in affiliates and unconsolidated subsidiaries accounted for by the equity method when it believes that the decline in value is other than temporary. Kyocera regularly reviews each security and investment for impairment based on the extent to which the fair value is less than cost, the duration of the decline, the anticipated recoverability of fair value in the future and the financial condition of the issuer. Poor operating results of the issuers of these securities, which include Japanese banks, or adverse changes in the market may cause additional impairment losses in future periods. Kyocera records impairment charges, if any, as Corporate losses. In fiscal 2003, Kyocera recognized losses on devaluation of investment securities amounting to ¥2,883 ($24), which was attributable mainly to a prolonged declines in the market value of Japanese bank shares held by the Company. Kyocera also recognized loss on the devaluation of its investment in Kinseki, which was accounted for by equity method in fiscal 2003, amounting to ¥5,159 ($44) due to a substantial fall in its market value.

Currently, the Company’s equity interest in KDDI is 13.5%. The price fluctuation of KDDI shares may affect Kyocera’s financial condition. At March 31, 2003, the unrealized loss on KDDI shares held by the Company was ¥48,598 ($412). Due to the 1.4% raise of the market price of KDDI shares per unit during fiscal 2003, the unrealized loss was ¥2,864 ($24) less than that at March 31, 2002, which was ¥51,462. Kyocera determined a decline in its market value is temporary because operating results of KDDI grew steadily in fiscal 2003 and accordingly, the performance of KDDI shares may be considered in a rising trend. Subsequent to March 31, 2003, the market value of KDDI shares increased, and the unrealized loss was recovered in June. Detailed information on the gross unrealized gain or loss appears in Note 4 to our Consolidated Financial Statements included in this Form 20-F.

Impairment of long-lived assets

At least annually, although in some cases more often if events or changes in circumstances require such a review, Kyocera reviews the carrying value of its long-lived assets held and used and to be disposed of, including goodwill and other intangible assets. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from the asset is less than its carrying value. Goodwill and intangible assets that are not subject to amortization are considered to be impaired if the carrying amounts exceed their fair value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a current interest rate. The cash flows used in both assessing impairment and determining fair value are typically derived from the expected cash flows determined by management’s estimates and judgments. Significant impairment losses may be incurred in future periods if information technology market conditions deteriorate and Kyocera determines that the carrying amount of long-lived assets cannot be recovered through future cash flows. In the first half on fiscal 2003, Kyocera completed an impairment review of its goodwill, which indicated that there was an impairment loss on goodwill related to the acquisition of Kyocera Tycom Corporation (KTC), which manufactures and supplies micro drills for the information technology industry. The impairment loss of ¥3,175 ($27) has been recorded in our Fine Ceramics Group as a cumulative effect of change in accounting principle. Kyocera, with the assistance of a third party appraiser, arrived at the implied fair value of goodwill using a discounted cash flow methodology taking into account sluggishness in KTC’s markets. At March 31, 2003, the remaining carrying amount of goodwill related to the acquisition of KTC was ¥2,859 ($24), and Kyocera cautiously continues to review its fair value in fiscal 2004. Kyocera’s total carrying amounts of goodwill by segments and intangible assets at March 31, 2003 are described in Note 8 to our Consolidated Financial Statements included in this Form 20-F. In fiscal 2003, Kyocera also implemented an annual valuation of long-lived assets, and as a result, determined that there were no indications of impairment on long-lived assets other than goodwill.

Deferred tax assets

Kyocera records deferred tax assets with valuation allowances to adjust their carrying amounts when it believes that it is more likely than not that the assets will not be realized. The valuation of deferred tax assets principally depends on the estimation of future taxable income and feasible tax planning strategies. If future taxable income is lower than expected due to future market conditions or poor operating results, significant adjustments to deferred tax assets may be required. At March 31, 2003, deferred tax assets, net of deferred tax liabilities, was ¥45,190 ($383), which Kyocera considers will reasonably be realized in the future compared with the amounts of taxable income and income taxes in fiscal 2003. There were no material discrepancies between expected and actual taxable income in terms of deferred tax asset calculations in recent years.

Benefit plans

Projected benefit obligations and plan assets are determined on an actuarial basis and are significantly affected by the assumptions used in their calculation, such as discount rates, the expected long-term rate of return on plan assets, the rate of increase in compensation levels and other assumptions. Kyocera determines the discount rate by referencing the yield on high quality fixed income securities such as Japanese Government Bonds. The expected return on plan assets is determined based on the rate of historical earnings and Kyocera’s expectation of future performance of the funds in which plan assets are invested. The rate of increase in compensation levels is determined based mainly on results of operations and inflation. Kyocera annually reviews the assumptions underlying its actuarial calculations, making adjustments based on current market conditions, if necessary.

Because of the prolonged recession in the Japanese economy and the week performance of Japanese and global stock markets, Kyocera determined to decrease its assumptions of the discount rate and the expected long-term rate of return on plan assets used in a calculation of its benefit plans in fiscal 2003. This decrease in these assumptions led to an increase in projected benefit obligations and net periodic pension cost. These increases have negative impacts on Kyocera’s results of operations and financial position. For instance, the Company, which has a substantial portion of accrued pension cost in its consolidated balance sheet, changed its assumption of the discount rate from 2.5% to 2.0%. In consequence of this decrease in these assumption, the Company’s projected benefit obligations at March 31, 2003 increased approximately by ¥17,700 ($150). Due mainly to these decreases in these discount rate assumptions, Kyocera was required to record an additional minimum pension liability in its consolidated financial statement in accordance with SFAS No. 87 “Employer’s Accounting for Pensions.” At March 31, 2003, Kyocera recorded minimum pension liability adjustments in accumulated other comprehensive income of ¥10,931 ($93), net of taxes of ¥6,702 ($57). If Japanese and global financial markets’ performance continues to stagnate, Kyocera may be required to decrease its assumptions on the discount rate and the expected long-term rate of return on plan assets. A decrease in such assumptions will lead to an increase in projected benefit obligations and net periodic pension costs. Particularly, an increase in projected benefit obligations may negatively affect Kyocera’s accrued pension and severance costs in the consolidated balance sheet and labor costs included in cost of sales and selling, general and administrative expenses in the consolidated statement of income. An increase in accumulated benefit obligations may also require Kyocera to record additional minimum pension liability in accumulated other comprehensive income.

Contingencies

Kyocera is subject to various lawsuits and claims which arise in the ordinary course of business. Kyocera consults with legal counsel and assesses the likelihood of adverse outcomes of these contingencies. Kyocera records liabilities for these contingencies when the likelihood of an adverse outcome is probable and the amount is reasonably estimable. In making these estimates, Kyocera considers the progress of the lawsuits, the situations of other companies that are subject to similar lawsuits and other relevant factors. The amounts of liabilities accrued are based on estimates and may be significantly affected by further developments or the resolution of these contingencies in the future. The Company has a lawsuit with U.S. based LaPine Technology Corporation (LTC), Prudential-Bache Trade Corporation (presently renamed Prudential-Bache Trade Services, Inc.) for the alleged breach of an agreement by the Company in connection with the reorganization of LTC. Details of this lawsuit are described in Note 14 to our Consolidated Financial Statements included in this Form 20-F. If the Company is ultimately unsuccessful in this lawsuit, the Company may be required to pay damages, inclusive of costs and interest as of September 2, 2003, of approximately ¥56,050 ($475) to LTC. The Company owns one third of the outstanding stock of LaPine Holding Company, which in turn owns 100% of the stock of LTC. Therefore, one third of the net assets of LTC after the payment of damages, inclusive of costs and interest to date, any excess of liability for this contingency from the Company will be ultimately reimbursed to the Company. Taking into account this equity interest, the Company has set aside accrued litigation expenses of approximately ¥41,862 ($355) at March 31, 2003 in respect of any potential adverse judgment in this case, and any excess of liability for this contingency would be incurred as an expense. In light of this contingency, the Company believes that such an expense would not have a significant effect on Kyocera’s consolidated results of operations and financial position in fiscal 2004.

Revenue recognition

Kyocera recognizes sales when title and risks have passed to customers, the sales prices are fixed or determinable, and collectibility of the resulting receivable is reasonably assured. Revenue from our Fine Ceramics Group, Electronic Device Group and Equipment Group are recognized principally upon delivery to customers. Revenue from direct financing leases is recognized over the term of the leases and amortization of unearned lease income is recognized using the interest method. Interest income on installment loans is recognized on an accrual basis. Interest income is no longer accrued at the time the collection of the interest is past due 1 year or more, or the collection of the principal is past due 6 months or more. The interest received from cash payments on impaired loans are recorded as income, unless the collectibility of the remaining investments is doubtful, in which case the cash receipt is recorded as collection of the principal.

New Accounting Standards

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143 “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires full recognition of asset retirement obligations on the balance sheet from the point in time at which a legal obligation exists. The obligation is required to be measured at fair value. The carrying value of the asset or assets to which the retirement obligation relates would be increased by an amount equal to the liability recognized. This amount would then be included in the depreciable base of the asset and charged to income over its life as depreciation. This statement is effective for fiscal years beginning after June 15, 2002. Kyocera does not expect that the adoption of SFAS No. 143 will have a material impact on Kyocera’s financial position or results of operations.

In July 2002, FASB issued SFAS No.146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement addresses the accounting and reporting of costs associated with exit and disposal activities, including restructuring activities that were accounted for pursuant to the guidance in Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).” The statement requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. This statement was effective for exit or disposal activities that were initiated after December 31, 2002. The adoption of this statement did not have a material impact on Kyocera’s consolidated results of operations and financial position.

In November 2002, the EITF reached a consensus on EITF 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. EITF 00-21 is effective for fiscal periods beginning after June 15, 2003. Kyocera does not expect that the adoption of EITF 00-21 will have a material impact on Kyocera’s consolidated results of operations and financial position.

In November 2002, FASB issued Interpretation (FIN) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which clarifies the required disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. FIN No. 45 also requires a guarantor to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provision of this interpretation were applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in this interpretation were effective for financial statements of interim or annual reports for periods ended after December 15, 2002. The adoption of FIN No. 45 did not have a material impact on Kyocera’s consolidated results of operations and financial position.

In December 2002, FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure,” which amends SFAS No. 123, “Accounting for Stock Based Compensation,” and provides alternative methods to transition for a voluntary change to the fair value based method of accounting for stock options. The transition provisions of SFAS No. 148 are currently not applicable to Kyocera as it continues to adopt the intrinsic value based method of accounting for stock options. In addition, SFAS No. 148 requires more frequent disclosure of the effects of an entity’s accounting policy with respect to stock-based compensation. Annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002, and Kyocera adopted the annual disclosure provisions of SFAS No. 148 in its financial statements for the year ended March 31, 2003.

In January 2003, FASB issued FIN No. 46, “Consolidation of Variable Interest Entities.” Variable interest entities often are created for a single specified purpose, for example, to facilitate securitization, leasing, hedging, research and development, or other transactions or arrangements. This interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” defines what these variable interest entities are and provides guidelines on how to identity them and also on how an enterprise should assess its interests in a variable interest entity to decide whether to consolidate that entity. Generally, FIN No. 46 applies to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. For existing variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003, the provision of this interpretation will apply no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. Currently, Kyocera does not have any material variable interest entities and the adoption of FIN No. 46 does not have a significant impact on Kyocera’s consolidated results of operations and financial position.

In April 2003, FASB issued SFAS No. 149, “Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The Company will be required to adopt SFAS No.149 for contracts entered into or modified after June 30, 2003 except for certain items related to the implementation provisions of SFAS No. 133. The adoption of SFAS No. 149 requires prospective adoption and is not expected to have a material affect on the Kyocera’s consolidated results of operations and financial position.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 requires certain financial instruments with characteristics of both liabilities and equity to be classified as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. Currently, the adoption of SFAS No. 150 will not have material impact on Kyocera’s consolidated results of operations and financial position.

Investment in Kyocera Chemical Corporation

On May 16, 2002, the Boards of Directors of both the Company and Toshiba Chemical Corporation, which manufactures and sells electronic parts and materials, decided to make Toshiba Chemical Corporation a wholly-owned subsidiary of the Company through a stock swap, in order to reinforce the electronic parts and materials businesses held by Toshiba Chemical Corporation and mainly our Fine Ceramics Group, Electronic Device Group. The Company and Toshiba Chemical Corporation made a stock swap agreement in which 0.022 shares of the Company would be allocated to one share of Toshiba Chemical. On August 1, 2002, the Company issued 990,990 shares of Common Stock of the Company for this stock swap and Toshiba Chemical Corporation was renamed as Kyocera Chemical Corporation. Detailed information appears in Note 3 to our Consolidated Financial Statements in this Form 20-F.

Implementation of the KMC Rehabilitation Plan

Under its original rehabilitation plan approved by the Osaka District Court on January 18, 2000, Kyocera Mita Corporation was obliged to pay its debts in full by July 2009. However, Kyocera considered it necessary to lift the restrictions imposed on Kyocera Mita Corporation’s management under the rehabilitation plan in order to accelerate the continuous expansion of Kyocera Mita Corporation’s document solutions business. For this purpose, Kyocera Mita Corporation’s board of directors decided to pay its debts ahead of schedule by revising the rehabilitation plan. The revised plan was approved by the Osaka District Court. Pursuant to the revised rehabilitation plan, Kyocera Mita Corporation paid its debts in full in February 2002, and the district court concluded that Kyocera Mita Corporation had performed all of its obligations under the rehabilitation plan.

LaPine Litigation

The Company has a lawsuit with U.S. based LaPine Technology Corporation (LTC), Prudential-Bache Trade Corporation (presently renamed Prudential-Bache Trade Services, Inc.), et al. for the alleged breach of an agreement by the Company in connection with the reorganization of LTC. Details of this lawsuit are described under “Legal Proceedings” in Note 14 to our Consolidated Financial Statements included in this Form 20F. If the Company is ultimately unsuccessful in this lawsuit, the Company may be required to pay damages, inclusive of costs and interest as of September 2, 2003, of approximately ¥56,050 ($475) to LTC. The Company owns one third of the outstanding stock of LaPine Holding Company, which in turn owns 100% of the stock of LTC. Therefore, one third of the net assets of LTC after the payment of damages, inclusive of costs and interest to date, any excess of liability for this contingency from the Company will be ultimately reimbursed to the Company.

Taking into account this equity interest, the Company has set aside accrued litigation expenses of approximately ¥41,862 ($355) at March 31, 2003 in respect of any potential adverse judgment in this case, and any excess of liability for this contingency would be incurred as an expense. In light of this contingency, the Company believes that such an expense would not have a significant effect on Kyocera’s consolidated results of operations and financial position in fiscal 2004.

Return of Substitutional Portion of Employee’s Pension Fund

In January 2003, EITF released Issue No. 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.” EITF Issue No. 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an Employee Pension Fund plan (EPF), which is a defined benefit pension plan established under the Japanese Welfare Pension Insurance Law (JWPIL). EITF Issue No. 03-2 requires employers to account for the entire separation process of a substitutional portion from an entire plan (including a corporate portion) upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. Under this approach, the difference between the fair value of the obligations and the assets required to be transferred to the government should be accounted for and separately disclosed as a subsidy and a proportionate amount of net unrecognized gain or loss related to the entire EPF would be recognized as a settlement gain or loss. As a resultof enactment of the “Defined Benefit Corporate Pension Plan Law,” the Company and certain of its domestic subsidiaries were approved by the Ministry of the Health, Labor and Welfare in Japan for an exemption from the obligation for benefits related to future employee service under the substitutional portion in fiscal 2003. They also plan to submit another application for separation of the remaining substitutional portions (that is, the benefit obligation related to past services). After their applications are approved by the government, the remaining benefit obligation of the substitutional portions (that amount earned by past services), as well as the related government-specified portions of the plan assets of the EPF, will be transferred to the government. Gain related to this separation process shall be recognized upon completion of the transfer to the government of the substitutional portions of the benefit obligations and related plan assets. The Company and its subsidiaries have not yet decided the dates of completion. Kyocera estimates that special gains of approximately ¥15,700 ($133) will be recognized if the transfers are completed by March 31, 2004. This is a forward-looking statement, and actual results could differ from this estimation, including as a result of the transfers not happening as anticipated or other factors.

Investment in Kinseki Limited

On May 21, 2003, the Company and Kinseki, at the meetings of their respective Boards of Directors, resolved that the Company should make Kinseki a wholly-owned subsidiary (100% owned subsidiary) through stock swap, and entered into a Stock Swap Agreement, which provides the ratio of allocation shall be 0.100 shares of the Company to one Kinseki share. Subsequently, the Agreement was approved at the Ordinary General Shareholders Meeting of Kinseki held on June 27, 2003, and it was decided that the effective date of the stock swap was to be August 1, 2003. Pursuant to Article 358 of the Commercial Code (Easy Method for Stock Swap), the Company’s approval of the Stock Swap Agreement at a General Shareholders Meeting was not required. We believe that Kinseki’s technologies for the manufacture of artificial crystals and related application technologies will enhance the superior position of Kyocera as a general electronic components manufacturer that is versed in the telecommunications and information processing industries. Pursuant to the Agreement, the Company will allocate a total 2,529,154 of shares of Common Stock of the Company that it holds to Kinseki’s shareholders.

Business Transfer from IBM Japan Ltd.

The Company, IBM Corporation and IBM Japan, Ltd. reached an agreement for the transfer from IBM Japan to Kyocera of the SLC (laminated high-density printed circuit board) business at the Yasu Site of IBM Japan, and have executed a business transfer agreement relating thereto. Kyocera incorporated a new, successor company at the location of the Yasu Site of IBM Japan, which undertakes the operation of the transferred business. As a result of the business transfer, Kyocera seeks to further enhance its organic circuit board business (chip carriers, boards, etc.) through synergistic effects among the wide range of materials technologies, products and analysis developed by Kyocera, and the innovative SLC technologies, encompassing design, manufacturing, engineering and packaging technology, of IBM Japan. (*SLC: Surface Laminar Circuitry is the registered trademark of IBM for laminated high-density printed circuit boards developed by IBM Corporation.)

Purchase of Own Stock

Pursuant to resolution of the Company’s Board of Directors on April 25, 2003, the Company submitted a proposal to the General Meeting of Shareholders on June 25, 2003 to authorize the purchase of its own stock for the purpose of implementing flexible capital policies and to utilize for the timely business development in accordance with the changes in the business environment, up to the lesser of an aggregate amount of 5,000,000 shares or an aggregate purchase price of ¥ 50,000 ($424). This purchase of stock of the Company was authorized at the General Meeting of Shareholders of the Company on June 25, 2003 pursuant to Article 210 of the Commercial Code.

B.    Liquidity and Capital Resources

Assets, liabilities and stockholders’ equity

Kyocera’s total assets at March 31, 2003 decreased by ¥10,444 ($89) to ¥1,635,014 ($13,856), compared with ¥1,645,458 at March 31, 2002. Cash and cash equivalents rose by ¥17,411 ($148) to ¥298,310 ($2,528). Restricted cash decreased by ¥3,141 ($27) to ¥56,368 ($478) at March 31, 2003. This cash has been deposited with a financial institution to minimize facility fees for a letter of credit in relation to ongoing litigation (see Note 14 to our Consolidated Financial Statements included in this Form 20-F).

As a result of KCC becoming a consolidated subsidiary of Kyocera, and the increased net sales recognized by KMC, trade note receivables increased by ¥10,079 ($85) to ¥35,446 ($300), and trade account receivables increased by ¥5,510 ($47) to ¥179,750 ($1,523). Short-term and long-term finance receivables declined by ¥9,959 ($84) to ¥156,982 ($1,330) at March 31, 2003, due mainly to collection of receivables for the sale of the real estate. Finance lease receivables of KLC are included in both short-term and long-term finance receivables.

Inventories decreased by ¥22,650 ($192) to ¥183,156 ($1,552), mainly as a result of inventory reduction at KMC and AVX as well as at the Company.

Securities and other investments increased by ¥6,478 ($55) to ¥308,137 ($2,611), due to the purchase of bonds which offset a decline in the fair value of stocks.

Total property, plant and equipment at cost, net of accumulated depreciation, decreased by ¥19,118 ($162) to ¥249,505 ($2,114), due to more depreciation than capital expenditure.

Kyocera’s total liabilities at March 31, 2003 increased by ¥31,504 ($267) to ¥569,954 ($4,830), compared with ¥538,450 at March 31, 2002. This reflected an increase in accounts payable caused by increased purchases of raw materials and other inputs by our Equipment Group, and an increase in accrued pension cost due to KCC becoming a consolidated subsidiary.

Interest bearing debts, including both short-term borrowings and long-term debt, decreased by ¥17,317 ($147) to ¥198,820 ($1,685), due primarily to a decrease in KMC’s debt.

Minority interests in subsidiaries, principally AVX, decreased by ¥5,970 ($51) to ¥61,560 ($522), from ¥ 67,530 at March 31, 2002 due mainly to the yen’s appreciation against the U.S. dollar.

Stockholders’ equity decreased by ¥35,978 ($305) to ¥1,003,500 ($8,504), from ¥1,039,478 at March 31, 2002, due to purchase of treasury stock of ¥42,010 ($356), a cash dividend of ¥11,222 ($95) and a decrease of ¥33,444 ($283) in accumulated other comprehensive income, offsetting an increase of ¥41,165 ($349) in stockholders’ equity by the earnings for fiscal 2003.

Accumulated other comprehensive income included foreign currency translation adjustments, which decreased in absolute amount by ¥20,578 to ¥(14,977) ($(127)), due to the yen’s appreciation. In addition, minimum pension liability adjustment of ¥(10,931) ($(93)) was included. Consequently, the stockholders’ equity ratio at March 31, 2003 was 61.4%, 1.8 points lower compared with 63.2% at March 31, 2002.

Cash flow

Net cash provided by operating activities in fiscal 2003 increased by ¥19,825 ($168) to ¥160,754 ($1,362) from ¥140,929 in fiscal 2002. This was due mainly to net income increasing by ¥9,212 ($78) to ¥41,165 ($349) compared with fiscal 2002. An increase in notes and accounts payable which resulted from an increase of purchases within our Equipment Group near the fiscal year end contributed to an increase in net cash provided by operating activities, but this increase was offset by a net increase in receivables and diminution in the effect of losses on and a decrease in inventories. A decrease in payments for income taxes, which was due to a decrease in taxable income in fiscal 2002, also contributed to the increase in net cash provided by operating activities. In fiscal 2002, net cash provided by operating activities decreased slightly by ¥8,262 to ¥140,929 from ¥149,191 in fiscal 2001, despite a significant decrease in net income of ¥187,576, which was mostly offset by increases in non-cash revenues and expense adjustments primarily caused by stock issuances of an affiliate and related deferred taxes in 2001. A decrease in net income was also offset by a decrease in receivables and inventories. This decrease was partially mitigated by a decrease in notes and accounts payable and accrued income taxes. The decreases in receivables, payables and inventories were caused by decreased sales and Kyocera’s efforts to reduce inventory. Accrued income taxes decreased due to a decrease in taxable income.

Net cash used in investing activities in fiscal 2003 increased by ¥7,374 ($62) to ¥58,512 ($496) from ¥51,138 in fiscal 2002. This was due primarily to a decrease in proceeds from maturities of securities, despite a continuous decrease in capital expenditures mainly within our Fine Ceramics Group. In fiscal 2002, net cash used in investing activities decreased by ¥99,078 to ¥51,138 from ¥150,216 in fiscal 2001. This was due primarily to a decrease in capital expenditures within the Fine Ceramics Group and Electronic Device Group. As the global slump in IT-related markets caused demand for components to plunge, Kyocera imposed strict controls on capital expenditures.

Net cash used in financing activities in fiscal 2003 increased by ¥56,266 ($477) to ¥74,662 ($633) from ¥18,396 in fiscal 2002. This was due mainly to a significant increase in purchases of treasury stock. In fiscal 2002, net cash used in financing activities amounted to ¥18,396, compared to cash provided by ¥12,331 in fiscal 2001. This was due primarily to a decrease in short-term borrowings. In February 2002, Kyocera Mita Corporation completed implementation of its rehabilitation plan by accelerating payment of its debts under its rehabilitation plan. Kyocera Mita Corporation paid all of the debt under the rehabilitation plan by issuing long-term debt to banks.

At March 31, 2003, the yen’s appreciation against the U.S. dollar had a negative impact on cash and cash equivalents in the amount of ¥10,169 ($86). At March 31, 2002, the yen’s depreciation against the U.S. dollar had a positive impact on cash and cash equivalents totaling ¥8,171.

Cash and cash equivalents increased in fiscal 2003 by ¥17,411 ($148) from ¥280,899 to ¥298,310 ($2,528). Cash and cash equivalents increased in fiscal 2002 by ¥79,566 from ¥201,333 to ¥280,899.

Capital resources

Kyocera’s primary source of liquidity is cash generated by operations. We finance operations of certain of our subsidiaries primarily through borrowings from financial institutions. Detailed information on these subsidiaries appears below under “Contractual obligations.” At March 31, 2003, Kyocera’s working capital decreased by ¥86,911 ($737) to ¥456,848 ($3,872), compared to ¥543,759 at March 31, 2002. The decrease was due mainly to increases in short-term borrowings and trade payables. Kyocera is attempting to increase cash generated by operations and keep high liquidity by reducing inventories with efforts to shorten lead-time and by enhancing collectibility of trade receivables.

Cash from operations generally has been sufficient for Kyocera to fund its working capital requirements and to fulfill its future capital expenditures, commitments and obligations. As short-term forecasted cash expenditure, Kyocera expects to use cash in capital expenditures, purchasing its own stock, paying cash dividends or other purposes. In fiscal 2003, capital expenditures decreased by ¥14,017 ($119) to ¥40,614 ($344), compared with ¥54,631 in fiscal 2002. Research and development expenses increased by ¥6,869 ($58) to ¥47,268 ($401), compared with ¥40,399 in fiscal 2002. Almost all of these capital expenditures were funded by cash in hand and cash generated by operations. In fiscal 2004, Kyocera is planning capital expenditures in the aggregate amount of approximately ¥41,000 ($347), mainly on plants primarily within our Fine Ceramics Group and Electronic Device Group, and within our Equipment Group on improvement in production efficiencies in the telecommunications equipment division and expanding production in China in the information equipment division. Kyocera is planning to spend research and development expenses in the aggregate amount of approximately ¥44,000 ($373), mainly on development of components for the telecommunications and information processing market and for the automotive devices market within our Fine Ceramics Group and Electronic Device Group, and on development of mobile handsets and information equipment such as printers and copiers within our Equipment Group. We believes that to create new products, develop technologies and achieve highly profitable operations in the future, Kyocera should invest its resources continuously for developing new business areas and for improving its existing technologies.

The Company submitted a proposal to the general meeting of shareholders on June 26, 2002 and was authorized to purchase its own stock. The Company completed this purchase of its own stock on September 9, 2002, having purchased an aggregate amount of 5,000,000 shares representing an aggregate purchase price of ¥41,414 ($351) funded by cash in hand and cash generated by operations. On April 25, 2003, the Company’s Board of Directors decided to acquire up to 5,000,000 shares of the Company’s common stock at an aggregate purchase price of no more than ¥50,000 ($424) in order to implement flexible capital policies and to utilize such shares for timely business development in accordance with the changes in the business environment. This decision was approved by the general meeting of shareholders held on June 25, 2003.

The Company paid cash dividends of ¥11,222 ($95) in fiscal 2003. Subsequent to March 31, 2003, the Company’s Board of Directors declared a cash dividend of ¥5,549 ($47) on June 26, 2003 to stockholders of record on March 31, 2003. The dividend declared was approved by the general meeting of shareholders held on June 25, 2003. We believe that cash generated by operations and cash in hand will be sufficient to fund its cash dividend disbursements mentioned above at least through fiscal 2004. Thus, we do not currently intend to use other external financing sources, which would influence credit ratings given by rating agencies. If, however, cash generated by operations is not sufficient, Kyocera has other financing sources available to it, such as short-term or long-term borrowings and issuances of debt or equity securities. The Company maintains good business relationships with several major Japanese financial institutions.

Kyocera’s ability to generate cash through operations is highly dependent on operational results of its component business for telecommunications and information processing industries and equipment business, which cover a substantial portion of Kyocera’s products in its three main business segments. Sales of components for mobile handsets, computers and optical communication devices are materially affected by rapid fluctuations in selling prices and demand. Sales of equipment, particularly mobile handsets and information equipments, are also exposed to sharp changes in their demand. Future deteriorations in the selling prices of or demand products for telecommunications and information processing industries could adversely affect Kyocera’s operating results and financial position, including its ability to fund its capital expenditures, and could result in reduced liquidity.

Contractual obligations

At March 31, 2003, Kyocera’s contractual obligations mainly comprised short-term borrowings and long-term debt including debt due within one year, which amounted to ¥107,886 ($914) and ¥90,934 ($771), respectively. Over 80% of this debt was attributable to KMC and KLC. Kyocera Mita Corporation completed implementation of its rehabilitation plan by accelerating the payment of debt under its rehabilitation plan and paid all of this debt by borrowing long-term debt from banks in February 2002. In fiscal 2003, KMC reduced its borrowings, which resulted in a decrease in Kyocera’s interest bearing debts. KLC provides financial services such as credit financing and leasing. Due to the nature of its operations, KLC had approximately ¥84,302 ($714) of short-term borrowings and ¥67,254 ($570) of long-term debt from banks and other financial institutions at March 31, 2003 as the primary source of funding for operating its business. Kyocera also has foreign currency-denominated debt. However, the proportion of the foreign currency-denominated debt to its total debt is not material. The following tables provide information about Kyocera’s contractual obligations with expected maturity dates.

Contractual obligations	(Yen in millions)
	Less than 1 year	2-3 years	4-5 years	Thereafter	Total
Short-term borrowings	¥107,886	—	—	—	¥107,886
Long-term debt (due within one year)	30,198	46,482	7,831	6,423	90,934

Total Contractual Obligations	¥138,084	46,482	7,831	6,423	¥198,820

Contractual obligations	(U.S. dollars in millions)
	Less than 1 year	2-3 years	4-5 years	Thereafter	Total
Short-term borrowings	$914	—	—	—	$914
Long-term debt (due within one year)	256	394	66	55	771

Total Contractual Obligations	$1,170	394	66	55	$1,685

In addition to contractual obligations shown in the above tables, Kyocera recognizes that contractual obligations for the acquisition or construction of property, plant and equipment are relatively material, and its outstanding balances at March 31, 2003 amount to approximately ¥11,617 ($98), mostly due within one year. A foreign subsidiary also has a supply agreement for a significant portion of its anticipated material used in operation in its ordinary course of business. The following tables provide information about this agreement with expected maturity dates.

A supply agreement	(Yen in millions)
	Less than 1 year	2-3 years	4-5 years	Thereafter	Total
	13,557	13,467	—	—	27,024

A supply agreement	(U.S. dollars in millions)
	Less than 1 year	2-3 years	4-5 years	Thereafter	Total
	115	114	—	—	229

Kyocera anticipates that funds to be required to fulfill these debt obligations and commitments will be generated internally from operations.

Significant customer

In fiscal 2003, Kyocera’s sales to KDDI amounted to ¥115,778 ($981) which slightly exceeded 10.0% of its net sales. KDDI provides telecommunication services, and Kyocera sells mainly telecommunications equipment to KDDI. For more information on our relationship with KDDI, see Item 7.B. of this Form 20-F.

C.    Research and Development, Patent and Licenses, etc.

We are deeply committed to the constant pursuit of technological advancement in order to invent and develop new materials and new products, to improve and enhance existing products and to identify new applications for them and for the technology related to them.

Basic research and development activities are carried out at three research laboratories: the Kagoshima R&D Center, which concentrates on ceramic materials and processing technology, the Yokohama R&D Center, which works on technology relating to communications equipment, and the Keihanna R&D Center located in Kyoto, which carries out research on electronic and optical devices. In addition, each product division which is in charge of a product category or sub-category has its own research and development department staffed with a number of engineers working on improving existing products and manufacturing processes, as well as developing new products.

Research and development expenses for the years ended March 31, 2001, 2002 and 2003 amounted to ¥35,128, ¥40,399 and ¥47,268 ($400,576), respectively.

We have a variety of patents in Japan and other countries, and hold licenses for the use of patents from others. Details are set forth in Item 4 B “Patents and Licenses” in this Form 20F.

D.    Trend Information

The following statements contains forward looking statements. They are based on estimates and assumptions of our management about the future and are subject to significant uncertainty. You should read these statement in conjunction with the “Risk Factors” under Item 3.D, which describe factors that may contribute to actual events or our results of operations differing from that stated in the forward looking statements below, including changes in the Japanese or world economies and demand for our products.

The information below should be read in conjunction with Item 5 of this annual report, which contains some of the trend information required by this item.

The results for the three months ended June 30, 2003

With respect to our first quarter financial results, which cover the three months period ended June 30, 2003, please refer to our report on Form 6-K filed on July 29, 2003.

Impact of SARS

Our first quarter financial results were negatively affected by the outbreak of Severe Acute Respiratory Syndrome (SARS), which dulled consumption and production in the Chinese market. As a result, net sales during the first quarter were almost flat compared with the same period of the previous year. We cannot predict whether our financial results will be affected by SARS in future quarters, or whether there will further breakouts of SARS in the in the future.

Market Trends

We believe that from the second quarter of fiscal 2004, the prospects for economic conditions that affect our markets include a potential return to stability in the Asian economy as the SARS crisis settles down, continued

sluggishness in the European economy, and a slow recovery in the U.S. economy. Because the Japanese economy is strongly affected by the U.S. economy, the future for Japan remains unclear.

In the electronics industry, we anticipate a continued increase in demand for personal computers, as well as digital AV equipment such as digital cameras and DVDs. We also anticipate that production of mobile handsets will increase, due to growing demand for color LCDs and camera equipped models. However, trends for personal consumption remain unclear throughout our markets globally.

To make ourselves further competitive through cost reductions, we plan to expand production for components, telecommunications equipment and information equipment in China, while commencing production of solar modules for photovoltaic generating systems during fiscal 2004.

To cultivate markets and expand sales, we will utilize a sales company in China which markets and distributes our products manufactured in China as well as those imported into China.

Regarding price erosion, we expect severe price competition to continue in fiscal 2004. We will make efforts to reduce costs by expanding production volume in China, and to improve profitability through introduction of new high-value-added components such as miniature size products. However, we cannot predict how such initiatives will affect our overall operating margins, which may continue to decrease.

E.    Off-Balance Sheet Arrangements

Not Applicable.

F.    Tabular Disclosure of Contractual Obligations

Not Applicable.

Item 6.    Directors, Senior Management and Employees

A.    Directors and Senior Management

The following table shows the Company’s Directors and Corporate Auditors as of June 30, 2003.

Name	Date of Birth	Position	Since
Kazuo Inamori	January 30, 1932	Chairman Emeritus and Director	1959

Kensuke Itoh	December 17, 1937	Chairman of the Board and Representative Director	1975

Yasuo Nishiguchi	October 9, 1943	Representative Director and President, Executive Officer	1987 (President since 1999)

Masahiro Umemura	August 8, 1943	Representative Director and Executive Vice President, Executive Officer (General Manager of Corporate Development Division)	1991

Michihisa Yamamoto	November 13, 1942	Representative Director and Executive Vice President, Executive Officer (General Manager of Corporate General Affairs Division)	1987

Name	Date of Birth	Position	Since
Yuzo Yamamura	December 4, 1941	Director (President and Representative Director of KYOCERA ELCO CORPORATION)	2003

Naoyuki Morita	April 8, 1942	Director (President and Representative Director of KYOCERA COMMUNICATION SYSTEMS CO., LTD.)	2003

Koji Seki	December 8, 1937	Director (President and Representative Director of KYOCERA MITA CORP.)	1989

Noboru Nakamura	October 6, 1944	Director (Vice President and Representative Director of KYOCERA CHEMICAL CORP.)	1991

Isao Kishimoto	November 30, 1943	Director (President and Representative Director of KINSEKI, LIMITED)	1993

Hisao Hisaki	July 2, 1946	Director and Managing Executive Officer (Executive Vice President of KYOCERA (TIANJIN) SALES AND TRADE CORP.)	1991

Rodney N. Lanthorne	February 5, 1945	Director (President of KYOCERA INTERNATIONAL, INC.)	1989

John S. Gilbertson	December 4, 1943	Director (CEO and President of AVX CORPORATION)	1995

Atsushi Mori	September 9, 1937	Full-time Corporate Auditor	2002

Yuji Itoh	November 6, 1936	Full-time Corporate Auditor	1998

Yasuo Akashi	May 29, 1944	Full-time Corporate Auditor	2003

Osamu Nishieda	January 10, 1943	Corporate Auditor	1993

Shinji Kurihara	August 25, 1927	Corporate Auditor	2003

Kazuo Inamori has served as the Chairman Emeritus and Director of Kyocera Corporation since 1997. He became a Director when he founded the Kyocera Corporation in 1959, a Managing Director in 1962, and a Senior Managing Director in 1964.

Kensuke Itoh has served as the Chairman of the Board and Representative Director of Kyocera Corporation since 1999. He became a Director in 1975, a Managing Director in 1979, and a Senior Managing Director in 1981. He joined Kyocera Corporation in 1959 and has served as Representative Director of Kyocera Realty Development Co., Ltd. and Representative Director of Hotel Kyocera Co., Ltd.

Yasuo Nishiguchi has served as the President and Representative Director of Kyocera Corporation since 1999. He became a Director in 1987, a Managing Director in 1989 and a Senior Managing and Representative Director in 1992. He joined Kyocera Corporation in 1975 and has served as the Representative Director of Kyocera Mita Corp., Representative Director of Kyocera Leasing Co., Ltd., Representative Director of Kyocera Communication Systems Co., Ltd., Representative Director of Kyocera ELCO Corp., Chairman of the Board of Directors of Shanghai Kyocera Electronics Co., Ltd., Chairman of the Board of Directors of Dongguan Shilong Kyocera Optics Co., Ltd., Chairman of the Board of Directors of Kyocera Zhenhua Communication Equipment Co., Ltd., Chairman of the Board of Directors of Kyocera Mita Office Equipment (Dongguan) Co., Ltd.,

Chairman of the Board of Directors of Kyocera (Tianjin) Sales and Trading Corp., Chairman of the Board of Directors of Kyocera (Tjianjin) Solar Energy Co., Ltd., and Representative Director of Kyocera Optec Co., Ltd.

Masahiro Umemura has served as an Executive Vice President and Representative Director of Kyocera Corporation since 1999. He became a Director in 1991, a Managing Director in 1993 and a Senior Managing and Representative Director in 1997. He joined Kyocera Corporation in 1966 and has served as General Manager of the Corporate Development Division of the Company and the Chairman of the Board of Directors of Shanghai Kyocera Realty Development Co., Ltd.

Michihisa Yamamoto has served as an Executive Vice President and Representative Director of Kyocera Corporation since 1999. He became a Director in 1987, a Managing Director in 1989 and a Senior Managing and Representative Director in 1992. He joined Kyocera Corporation in 1970 and has served as a General Manager of the Corporate General Affairs Division of the Company and the Chairman of the Board of Directors of Shanghai Kyocera Trading Co., Ltd.

Yuzo Yamamura rejoined Kyocera Corporation as a Director in 2003. He first became a Director in 1987, and retired in 1993. He rejoined Kyocera Corporation as a Senior Managing and Representative Director in 1995 and retired again in 1999. He originally joined Kyocera Corporation in 1965 and has served as the President and Representative Director of Kyocera ELCO Corp.

Naoyuki Morita rejoined Kyocera Corporation as a Director in 2003. He first became a Director in 1987, a Managing Director in 1989 and a Senior Managing and Representative Director in 1995, and he retired in 1999. He originally joined Kyocera Corporation in 1967 and has served as the President and Representative Director of Kyocera Communication Systems Co., Ltd.

Koji Seki rejoined Kyocera Corporation as a Director in 2003. He first became a Director in 1989 and a Managing Director in 1999, and he retired in 2001. He originally joined Kyocera Corporation in 1982 and has served as the President and Representative Director of Kyocera Mita Corp. and Kyocera Mita Japan Corp.

Noboru Nakamura has served as a Director of Kyocera Corporation since 2003. He became a Director in 1991, a Managing Director in 1995, a Senior Managing and Representative Director in 1997 and an Executive Vice President and Representative Director in 1999. He joined Kyocera Corporation in 1967 and has served as an Executive Vice President and Representative Director of Kyocera Chemical Corporation.

Isao Kishimoto has served as a Director of Kyocera Corporation since 2003. He became a Director in 1993, a Managing Director in 1997 and a Senior Managing Director in 2001 . He joined Kyocera Corporation in 1967 and has served as the President and Representative Director of Kinseki, Limited.

Hisao Hisaki has served as a Director of Kyocera Corporation since 1991. He joined Kyocera Corporation in 1969 and has served as an Executive Vice President of Kyocera Tianjin Sales and Trading Corp.

Rodney N. Lanthorne has served as a Director of Kyocera Corporation since 2003. He became a Director in 1989, a Managing Director in 1990 and a Senior Managing and Representative Director in 1999. He joined Kyocera International, Inc. in 1979 and has served as the President and Director of Kyocera International, Inc.

John S. Gilbertson has served as a Director of Kyocera Corporation since 2003. He became a Director in 1995 and a Managing Director in 1999. He joined AVX Corporation in 1981 and has served as the President and Chief Executive Officer of AVX Corporation.

Atsushi Mori has served as a Full-time Corporate Auditor of Kyocera Corporation since 2002. He served as a Director from 1989 until becoming a Corporate Auditor. He became a Managing Director in 1995 and a Senior Managing and Representative Director of Kyocera Corporation in 1997. He joined Kyocera Corporation in 1989.

Yuji Itoh has served as a Full-time Corporate Auditor of Kyocera Corporation since 1998. He served as a Director from 1989 until becoming a Corporate Auditor. He became a Managing Director in 1993. He joined Kyocera Corporation in 1972.

Yasuo Akashi has served as a Full-time Corporate Auditor of Kyocera Corporation since 2003. He served as a Senior Managing and Representative Director of Kyocera Corporation from 1997. He became a Director in 1991 and a Managing Director in 1993. He joined Kyocera Corporation in 1967

Osamu Nishieda has served as a Corporate Auditor of Kyocera Corporation since 1993. He has served as an In-House Council of the Company.

Shinji Kurihara has served as a Corporate Auditor of Kyocera Corporation since 2003. He has served as the Representative Director of Takeda Management Institution.

With the approval of Shareholders’ Meeting held on June 25, 2003, the Company introduced an “executive officer system” as now permitted under the Commercial Code of Japan. Objectives for introducing this system are to establish corporate governance appropriate for a global corporation, together with a decision making system responsive to the business environment, and to train the next generation of senior executives. The following table shows the Company’s Executive Officers as of June 30, 2003.

Name	Position
Yasuo Nishiguchi	Representative Director and President

Masahiro Umemura	Representative Director and Executive Vice President, (General Manager of Corporate Development Division)

Michihisa Yamamoto	Representative Director and Executive Vice President, (General Manager of Corporate General Affairs Division)

Hisao Hisaki	Director and Managing Executive Officer (Executive Vice President of KYOCERA (TIANJIN) SALES AND TRADING CORP.)

Isao Yukawa	Managing Executive Officer (General Manager of Corporate Solar Energy Division)

Hisashi Sakumi	Managing Executive Officer (Deputy General Manager of Corporate General Affairs Division)

Hideki Ishida	Managing Executive Officer (General Manager of Corporate Business Systems Administration Division)

Tsutomu Yamori	Managing Executive Officer (General Manager of Personnel Division)

Masahiro Inoue	Managing Executive Officer (General Manager of Corporate Optical Equipment Division)

Eiichi Toriyama	Managing Executive Officer (General Manager of Corporate Electronic Components Sales Division)

Makoto Kawamura	Managing Executive Officer (General Manager of Corporate Cutting Tool Division)

Tatsumi Maeda	Managing Executive Officer (General Manager of Corporate Business Strategy Division)

Akiyoshi Okamoto	Senior Executive Officer (President of SHANGHAI KYOCERA ELECTRONICS CO., LTD.)

Takashi Itoh	Senior Executive Officer (General Manager of Corporate Purchasing Division)

Name	Position
Masato Takeda	Senior Executive Officer (General Manager of Corporate R&D Division for Components and Devices)

Yoshihiko Nishikawa	Senior Executive Officer (General Manager of Corporate Legal Affairs and Intellectual Property Division)

Susumu Ohshima	Senior Executive Officer (General Manager of Corporate Semiconductor Components Sales Division)

Koji Mae	Senior Executive Officer (General Manager of Organic Material Components Division)

Tetsuo Kuba	Executive Officer (General Manager of Corporate Fine Ceramics Division)

Osamu Nomoto	Executive Officer (General Manager of Ceramic Packages Division)

Gen Takayasu	Executive Officer (General Manager of Communication Devices Division)

Nobuhiro Ochiai	Executive Officer (General Manager of Corporate Capacitor Division)

Shigeru Osaka	Executive Officer (General Manager of Corporate Electronic Devices Division)

Yasuyuki Yamamoto	Executive Officer (General Manager of Corporate Mobile Communication Equipment Division)

Junichi Jinno	Executive Officer (General Manager of Corporate Communication Systems Equipment Division)

Keijiro Minami	Executive Officer (General Manager of Thin Film Devices Division)

Goro Yamaguchi	Executive Officer (Deputy General Manager of Corporate Semiconductor Components Sales Division)

Junzo Katsuki	Executive Officer (Deputy General Manager of Corporate Electronic Components Sales Division)

Yukihiro Takarabe	Executive Officer (Deputy General Manager of Corporate Cutting Tool Division)

Takashi Naruko	Executive Officer (General Manager of Jewelry and Application Products Division)

Hidenori Miyata	Executive Officer (Deputy General Manager of Corporate R&D Division for Components and Devices)

Masakazu Mitsuda	Executive Officer (Deputy General Manager of Corporate Business Systems Administration Division)

Yoshihito Ota	Executive Officer (General Manager of Corporate Executives Office)

B.    Compensation

The aggregate amount of compensation, including bonuses, paid by the Company and its subsidiaries in the fiscal year ended March 31, 2003 to all Directors, Officers and Corporate Auditors of the Company and its subsidiaries was ¥753 ($6).

In accordance with customary Japanese business practice, when a Director or Corporate Auditor retires, a proposal to pay a lump sum retirement allowance is submitted to the ordinary general meeting of shareholders for approval. After such approval, the amount to be paid is fixed by the Board of Directors in accordance with the Company’s internal regulations. Annual provisions are made in the accounts of the Company for the estimated cost of the retirement allowance for Directors and Corporate Auditors.

The annual provisions and costs charged to income for such retirement allowance for the year ended March 31, 2003 were ¥109 ($1).

We have neither disclosed to our shareholders nor otherwise made public any of the information specified in this item for individually named Directors, Officers or Corporate Auditors.

C.    Board Practices

In accordance with the requirements of the Commercial Code of Japan (the “Commercial Code”), our Articles of Incorporation provide for not more than five Corporate Auditors. Corporate Auditors, of whom at least one (or, in the case of Corporate Auditors to be elected at the ordinary general meeting of shareholders in or after June 2006, at least half of them) must be from outside of the Company, are elected at a general meeting of shareholders, and the normal term of office of a Corporate Auditor is four years. However, Corporate Auditors may serve any number of consecutive terms. Corporate Auditors form the Board of Corporate Auditors. Corporate Auditors are under a statutory duty to oversee the administration of our affairs by the Directors, to examine our financial statements and business reports to be submitted by the Board of Directors to the general meetings of shareholders and to report their opinions thereon to the shareholders. They are obliged to attend meetings of the Board of Directors and to express their opinions, but they are not entitled to vote. Corporate Auditors also have a statutory duty to provide their report on the audit report prepared by our independent certified public accountants to the Board of Corporate Auditors, which must submit its audit report to the Board of Directors. The Board of Corporate Auditors will also determine matters relating to the duties of the Corporate Auditors, such as audit policy and methods of investigation of our affairs.

The Company has no remuneration committee. Matters of remuneration are decided by top management as a group. None of our Directors have contracts with us providing for benefits upon termination. It is customary to provide lump-sum severance benefits to Directors and Corporate Auditors upon retirement and we provide such benefits in accordance with our internal regulations.

There is no arrangement or understanding between any Director or Corporate Auditor and any other person pursuant to which he was elected as a Director or a Corporate Auditor.

There is no family relationship between any Director or Corporate Auditor and any other Director or Corporate Auditor.

Pursuant to home country practices exemptions granted to us by the New York Stock Exchange, we are permitted to follow certain corporate governance practices complying with relevant Japanese laws and Japanese stock exchange rules, which are different from those required by U.S. domestic companies under the New York Stock Exchange’s listing standards. The New York Stock Exchange rules and our current practices relating to corporate governance have the following significant differences:

•	Audit Committee. The New York Stock Exchange requires that a listed company have an audit committee consisting of at least three independent directors, and that the audit committee be charged with the responsibility of selecting, monitoring and communicating with the outside auditor of the company. We do not have an audit committee with functions called for by the New York Stock Exchange rules.

•	Shareholder Approval Policy. Pursuant to the amendment to the corporate governance standards that was approved by the Securities and Exchange Commission on June 30, 2003, the New York Stock Exchange requires, with limited exeptions, that shareholder approval be obtained with respect to any equity-compensation plan, which is generally defined as a plan or other arrangement that provides for the delivery of equity securities (either newly issued or treasury shares) of the listed company to any employee, director or other service provider as compensation for services. We follow relevant Japanese laws which, as discussed in “Capital stock—Voting rights” under Item 10.B of this Form 20-F, generally require us to obtain shareholder approval only if stock options are to be issued with “specially favorable” conditions.

The New York Stock Exchange also requires that, with certain exceptions specified in its rules, shareholder approval be obtained prior to issuance of common stock or securities convertible into or exercisable for common stock (1) to a director, an officer, a substantial security holder or a party related to any of them if the number of shares of common stock which are to be issued or are issuable upon conversion exceeds 1% of the number of shares of common stock or voting power outstanding before the issuance, (2) in any transaction or series of transactions, if the voting power of the common stock is equal to or exceeds 20% of the voting power outstanding before the issuance or if the number of shares of the common stock is equal to or exceeds 20% of the number of shares outstanding before the issuance, and (3) that will result in a change of control of the issuer. We follow relevant Japanese laws which, as discussed in “Capital stock—Voting rights” under Item 10.B of this Form 20-F, generally require us to obtain shareholder approval with respect to the issuance of common stock or securities convertible into or exercisable for common stock only if common stock is to be issued at a “specially favorable” price or convertible securities are to be issued with “specially favorable” conditions or stock acquisition rights to acquire shares are to be issued with “specially favorable” conditions.

On June 6, 2002, the Corporate Accountability and Listing Standards Committee of the New York Stock Exchange issued a report recommending that the Exchange adopt significant changes to its corporate governance listing standards. On August 16, 2002, the New York Stock Exchange filed with the Securities and Exchange Commission proposed changes to its corporate governance standards which reflect the findings of the Committee. The areas of corporate governance covered by the proposed changes include the definition and role of independent directors, committees under the board of directors, corporate governance guidelines, codes of business conduct and ethics, shareholder approval of equity-compensation plans, and annual certifications by chief executive officers. On June 30, 2003, the Securities and Exchange Commission approved the portion of the proposed corporate governance standards relating to shareholder approval of equity-compensation plans, which is described under “Shareholder Approval Policy” above. Also, in light of the promulgation by the Securities and Exchange Commission of Rule 10A-3 pursuant to Section 301 of the Sarbanes-Oxley Act, on April 4, 2003, the New York Stock Exchange filed with the Securities and Exchange Commission an amendment to the remainder of its proposed rule changes in order to reflect the requirements of Rule 10A-3. That portion of the proposed rule changes, as amended, will become effective upon the Securities and Exchange Commission’s approval.

The proposed rule changes, as amended, will generally continue to grant home country practices exemptions to non-U.S. companies listed on the New York Stock Exchange, including us, but, pursuant to the requirements of Rule 10A-3, those provisions of the amended corporate governance standards that implement the requirements of Rule 10A-3 will be applicable to listed non-U.S. Companies. Among such requirements, a foreign private issuer listed on the New York Stock Exchange will be required to have an audit committee consisting of at least three directors all of whom must be independent under the standards set forth in paragraph (b) of Rule 10A-3, and the audit committee will be required to be directly responsible for the appointment, compensation, retention and oversight of the work of the accounting firm engaged (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the issuer, unless one or more of the exemptions set forth in Rule 10A-3 apply. Pursuant to paragraph (a)(5) of Rule 10A-3, the amended corporate governance standards of the New York Stock Exchange implementing the requirements of the rule will become applicable to foreign private issuers listed on the New York Stock Exchange on July 31, 2005.

As described above in this Item 6.A of this Form 20-F, we have a Board of Corporate Auditors which examines the financial statements and business reports of the Company which are submitted by the Board of Directors to the general meeting of shareholders and supervise the administration by the Directors of the Company’s affairs. The Company plans to take appropriate steps with respect to its corporate governance system by July 31, 2005 so that its Board of Corporate Auditors would satisfy the conditions set forth in paragraph (c)(3) of Rule 10A-3, for the purpose of availing itself of the general exemption provided by that paragraph from the amended corporate governance standards of the New York Stock Exchange implementing the requirements of Rule 10A-3, including the requirements relating to the independence of the audit committee members and responsibilities of the audit committee.

The rights of ADR holders, including their rights relating to corporate governance practice, are provided in the Amended and Restated Deposit Agreement and an amendment thereto which are included in an exhibit to this Form 20-F. See also Item 10.B of this Form 20-F.

D.    Employees

At March 31, 2003, Kyocera had 49,420 employees, of whom 10,757 work in the Fine Ceramics Group, 18,014 work in the Electronic Device Group, 15,405 work in the Equipment Group, 3,263 work for Others and 1,981 work in Corporate. Kyocera’s number of employees at March 31, 2003 increased by 5,185 compared with the number of employees of 44,235 at March 31, 2002, due mainly to an increase in the number of employees at subsidiaries in China. Kyocera’s number of employees at March 31, 2002 decreased by 6,878 compared with the number of employees of 51,113 at March 31, 2001, due mainly to the restructuring activities of foreign subsidiaries.

As of March 31, 2003, the Company had 13,937 employees, and their average age and average service years were 36.6 and 13.9, respectively.

Most regular employees of Kyocera Corporation, other than management, become members of the Kyocera Union. Over 90% of Kyocera Corporation’s regular employees are members of this union. The Kyocera Union is only open to Kyocera Corporation employees, not to our Japanese or overseas subsidiaries. The employees at three of our subsidiaries in Japan are unionized, otherwise employees at our Japanese subsidiaries are not unionized. In the United States our employees are generally unionized and in other countries subsidiaries are unionized on a case by case basis. Employees of our overseas subsidiaries belong to labor unions organized by industry, as opposed to a company specific union like the Kyocera Union. There is no material item to be specifically addressed regarding relationships between labor and management.

E.    Share Ownership

As of March 31, 2003, as a group, the Company’s Directors, Corporate Auditors and Executive Officers owned 8,544 thousand or 4.6% of the shares of common stock of the Company, and 18,525 ADSs of the Company. The numbers of shares owned by each Directors, Corporate Auditors and Executive Officers are shown in the following table.

Name	Title	Number of Shares
Kazuo Inamori	Chairman Emeritus and Director	6,806,165

Kensuke Itoh	Chairman of the Board and Representative Director	557,072

Name	Title	Number of Shares
Yasuo Nishiguchi	President and Representative Director	4,095

Masahiro Umemura	Executive Vice President and Representative Director	5,000

Michihisa Yamamoto	Executive Vice President and Representative Director	9,232

Yuzo Yamamura	Director	82,000

Naoyuki Morita	Director	5,600

Koji Seki	Director	4,318

Noboru Nakamura	Director	3,000

Isao Kishimoto	Director	3,000

Hisao Hisaki	Director	3,171

Rodney N. Lanthorne	Director	3,291 (ADR)

John S. Gilbertson	Director	15,234 (ADR)

Atsushi Mori	Corporate Auditor	10,000

Yuji Itoh	Corporate Auditor	2,037

Yasuo Akashi	Corporate Auditor	6,323

Osamu Nishieda	Corporate Auditor	1,000,137

Shinji Kurihara	Corporate Auditor	—

Isao Yukawa	Managing Executive Officer	1,200

Hisashi Sakumi	Managing Executive Officer	9,000

Hideki Ishida	Managing Executive Officer	1,000

Tsutomu Yamori	Managing Executive Officer	1,600

Masahiro Inoue	Managing Executive Officer	1,000

Eiichi Toriyama	Managing Executive Officer	1,000

Makoto Kawamura	Managing Executive Officer	1,000

Tatsumi Maeda	Managing Executive Officer	1,100

Akiyoshi Okamoto	Senior Executive Officer	4,864

Takashi Itoh	Senior Executive Officer	9,000

Masato Takeda	Senior Executive Officer	1,000

Yoshihiko Nishikawa	Senior Executive Officer	2,102

Susumu Ohshima	Senior Executive Officer	1,000

Koji Mae	Senior Executive Officer	2,200

Tetsuo Kuba	Executive Officer	—

Osamu Nomoto	Executive Officer	115

Gen Takayasu	Executive Officer	400

Nobuhiro Ochiai	Executive Officer	300

Name	Title	Number of Shares
Shigeru Osaka	Executive Officer	—

Yasuyuki Yamamoto	Executive Officer	—

Junichi Jinno	Executive Officer	—

Keijiro Minami	Executive Officer	200

Goro Yamaguchi	Executive Officer	3,400

Junzo Katsuki	Executive Officer	—

Yukihiro Takarabe	Executive Officer	100

Takashi Naruko	Executive Officer	300

Hidenori Miyata	Executive Officer	100

Masakazu Mitsuda	Executive Officer	500

Yoshihito Ota	Executive Officer	500

Total		8,544,131 shares and 18,525 ADSs

Stock Option Plans

On May 19, 1999, the Board of Directors decided to submit a resolution to the stockholders for approval of the implementation of the Company’s first stock option plan (Plan 1) for all Directors and certain key employees and to purchase shares of the Company’s own common stock for transfer to them under the plan. Upon the approval of shareholders at the ordinary general meeting of shareholders held on June 29, 1999, stock options were granted as of September 7, 1999 to 36 Directors to acquire 6,000 to 16,000 shares of common stock each, and to 858 key employees to acquire 1,200 shares of common stock each. The exercise price has been set at ¥8,029 per share. In order to cover the options for Plan 1, the Company purchased 1,325,600 shares of common stock during August 1999 on the Tokyo Stock Exchange at an aggregate purchase price of approximately ¥9,714 million.

On May 17, 2000, the Board of Directors decided to submit a resolution to the stockholders for approval of introduction of a second stock option plan (Plan 2) for certain key employees and authorized the purchase of 76,800 shares of the Company’s common stock. This stock option plan was approved by our shareholders at the ordinary general meeting of shareholders held on June 29, 2000. Stock options were granted as of September 8, 2000 to 64 key employees to acquire 1,200 shares of common stock each. The exercise price has been set at ¥18,900 per share. In order to cover the options for Plan 2, the Company purchased 76,800 shares of common stock during August 2000 on the Tokyo Stock Exchange at an aggregate purchase price of approximately ¥1,283 million.

On May 16, 2001 the Board of Directors decided to submit a resolution to the stockholders for approval of introduction of a third stock option plan (Plan 3) for certain Directors and key employees and to purchase 59,200 shares of the Company’s common stock. In accordance with the approval of our shareholders at the ordinary general meeting of shareholders held on June 27, 2001, stock options were granted as of September 7, 2001 to nine Directors to acquire amounts ranging from 1,000 to 2,400 shares of common stock each, and 72 key employees to acquire 600 shares of common stock each. The exercise price has been set at ¥9,470 per share. In order to cover the options for Plan 3, the Company purchased 59,200 shares of its own common stock in August 2001 on the Tokyo Stock Exchange at an aggregate purchase price of approximately ¥506 million.

On April 26, 2002, the Company’s Board of Directors decided to submit a resolution to the stockholders for approval of the issuance of stock acquisition rights (Plan 4) (as a result of the recent amendments to the Commercial Code, “stock options” are currently called “stock acquisition rights”) to Corporate Auditors and certain key employees of the Company, and Directors and certain key employees of its subsidiaries. Such stock acquisition rights entitle the holders thereof to acquire 143,600 shares of common stock of the Company in the aggregate. In accordance with the approval of shareholders at the ordinary general meeting of shareholders held on June 26, 2002, the stock acquisition rights were issued as of September 2, 2002 to 385 persons to acquire amounts ranging from 300 to 1,500 shares of common stock each. The exercise price has been set at ¥9,290 per share. The Company covered the stock acquisition rights for Plan 4 by utilizing its holdings of common stock of the Company (treasury stock).

As of August 31, 2003, the amount of common stock to be issued upon the exercise of all outstanding options issued to Directors, Corporate Auditors and Executive Officers is set forth in further detail in the following table. Note, however, that there can be no assurances that the options described above will be exercised in whole or in part.

Option Holder	Title	Total Options Outstanding	Exercise Price per Share	Expiration Date
Kazuo Inamori	Chairman Emeritus and Director	16,000 (Plan 1)	8,029 Yen (Plan 1)	September 30, 2003

Kensuke Itoh	Chairman of the Board and Representative Director	16,000 (Plan 1)	8,029 Yen (Plan 1)	September 30, 2003

Yasuo Nishiguchi	President and Representative Director	10,900 (Plan 1)	8,029 Yen (Plan 1)	September 30, 2003

Masahiro Umemura	Executive Vice President and Representative Director	12,000 (Plan 1)	8,029 Yen (Plan 1)	September 30, 2003

Michihisa Yamamoto	Executive Vice President and Representative Director	9,000 (Plan 1)	8,029 Yen (Plan 1)	September 30, 2003

Yuzo Yamamura	Director	—	—	—

Naoyuki Morita	Director	3,000 (Plan 1)	8,029 Yen (Plan 1)	September 30, 2003

Koji Seki	Director	4,000 (Plan 1)	8,029 Yen (Plan 1)	September 30, 2003

Noboru Nakamura	Director	12,000 (Plan 1)	8,029 Yen (Plan 1)	September 30, 2003

Isao Kishimoto	Director	8,000 (Plan 1) 1,000(Plan 3)	8,029 Yen (Plan 1) 9,470 Yen (Plan 3)	September 30, 2003

Hisao Hisaki	Director	5,000 (Plan 1)	8,029 Yen (Plan 1)	September 30, 2003

Rodney N. Lanthorne	Director	10,000 (Plan 1)	8,029 Yen (Plan 1)	September 30, 2003

John S. Gilbertson	Director	8,000 (Plan 1)	8,029 Yen (Plan 1)	September 30, 2003

Atsushi Mori	Corporate Auditor	3,000 (Plan 1)	8,029 Yen (Plan 1)	September 30, 2003

Yuji Itoh	Corporate Auditor	1,500 (Plan 4)	9,290 Yen (Plan 4)	September 30, 2003

Yasuo Akashi	Corporate Auditor	10,000 (Plan 1)	8,029 Yen (Plan 1)	September 30, 2003

Option Holder	Title	Total Options Outstanding	Exercise Price per Share	Expiration Date
Osamu Nishieda	Corporate Auditor	—	—	—

Shinji Kurihara	Corporate Auditor	—	—	—

Isao Yukawa	Managing Executive Officer	6,000 (Plan 1) 1,000(Plan 3)	8,029 Yen (Plan 1) 9,470 Yen (Plan 3)	September 30, 2003

Hisashi Sakumi	Managing Executive Officer	6,000 (Plan 1) 1,000(Plan 3)	8,029 Yen (Plan 1) 9,470 Yen (Plan 3)	September 30, 2003

Hideki Ishida	Managing Executive Officer	4,500 (Plan 1) 1,000(Plan 3)	8,029 Yen (Plan 1) 9,470 Yen (Plan 3)	September 30, 2003

Tsutomu Yamori	Managing Executive Officer	4,000 (Plan 1)	8,029 Yen (Plan 1)	September 30, 2003

Masahiro Inoue	Managing Executive Officer	4,500 (Plan 1)	8,029 Yen (Plan 1)	September 30, 2003

Eiichi Toriyama	Managing Executive Officer	900 (Plan 1) 2,400(Plan 3)	8,029 Yen (Plan 1) 9,470 Yen (Plan 3)	September 30, 2003

Makoto Kawamura	Managing Executive Officer	600 (Plan 1) 2,400(Plan 3)	8,029 Yen (Plan 1) 9,470 Yen (Plan 3)	September 30, 2003

Tatsumi Maeda	Managing Executive Officer	1,200 (Plan 1) 2,400(Plan 3)	8,029 Yen (Plan 1) 9,470 Yen (Plan 3)	September 30, 2003

Akiyoshi Okamoto	Senior Executive Officer	4,500 (Plan 1)	8,029 Yen (Plan 1)	September 30, 2003

Takashi Itoh	Senior Executive Officer	4,500 (Plan 1)	8,029 Yen (Plan 1)	September 30, 2003

Masato Takeda	Senior Executive Officer	4,500 (Plan 1)	8,029 Yen (Plan 1)	September 30, 2003

Yoshihiko Nishikawa	Senior Executive Officer	6,000 (Plan 1)	8,029 Yen (Plan 1)	September 30, 2003

Susumu Ohshima	Senior Executive Officer	900 (Plan 1) 2,400(Plan 3)	8,029 Yen (Plan 1) 9,470 Yen (Plan 3)	September 30, 2003

Koji Mae	Senior Executive Officer	1,200 (Plan 1) 2,400(Plan 3)	8,029 Yen (Plan 1) 9,470 Yen (Plan 3)	September 30, 2003

Tetsuo Kuba	Executive Officer	1,200 (Plan 1)	8,029 Yen (Plan 1)	September 30, 2003

Osamu Nomoto	Executive Officer	1,200 (Plan 1)	8,029 Yen (Plan 1)	September 30, 2003

Gen Takayasu	Executive Officer	1,200 (Plan 1)	8,029 Yen (Plan 1)	September 30, 2003

Nobuhiro Ochiai	Executive Officer	900 (Plan 1)	8,029 Yen (Plan 1)	September 30, 2003

Shigeru Osaka	Executive Officer	1,200 (Plan 1)	8,029 Yen (Plan 1)	September 30, 2003

Yasuyuki Yamamoto	Executive Officer	1,200 (Plan 1)	8,029 Yen (Plan 1)	September 30, 2003

Junichi Jinno	Executive Officer	900 (Plan 1)	8,029 Yen (Plan 1)	September 30, 2003

Keijiro Minami	Executive Officer	600 (Plan 1)	8,029 Yen (Plan 1)	September 30, 2003

Goro Yamaguchi	Executive Officer	900 (Plan 1)	8,029 Yen (Plan 1)	September 30, 2003

Option Holder	Title	Total Options Outstanding	Exercise Price per Share	Expiration Date
Junzo Katsuki	Executive Officer	900 (Plan 1)	8,029 Yen (Plan 1)	September 30, 2003

Yukihiro Takarabe	Executive Officer	1,200 (Plan 1)	8,029 Yen (Plan 1)	September 30, 2003

Takashi Naruko	Executive Officer	1,200 (Plan 1)	8,029 Yen (Plan 1)	September 30, 2003

Hidenori Miyata	Executive Officer	1,200 (Plan 1)	8,029 Yen (Plan 1)	September 30, 2003

Masakazu Mitsuda	Executive Officer	800 (Plan 1)	8,029 Yen (Plan 1)	September 30, 2003

Yoshihito Ota	Executive Officer	1,200 (Plan 1)	8,029 Yen (Plan 1)	September 30, 2003

Total		192,000 (Plan 1) 16,000 (Plan 3) 1,500 (Plan 4)	—	—

On April 25, 2003, the Company’s Board of Directors decided to submit a resolution to the stockholders for approval of the issuance of stock acquisition rights (Plan 5) to Directors, Corporate Auditors, Corporate Executive Officers and certain key employees of the Company and its subsidiaries. Such stock acquisition rights entitle the holders thereof to acquire 1,100,000 shares of common stock of the Company in the aggregate. In accordance with the approval of our shareholders at the ordinary general meeting of shareholders held on June 25, 2003, the stock acquisition rights were issued as of September 1, 2003 to 1,390 persons to acquire amounts ranging from 600 to 8,000 shares of common stock each, or to acquire 1,070,100 shares of common stock in the aggregate. The exercise price and the exercisable period have been set at ¥7,900 per share, and from October 1, 2003 to September 30, 2008, respectively. The company will cover the stock acquisition rights for Plan 5 by utilizing its holdings of common stock of the Company (treasury stock).

The following table shows the stock options of Plan 5 issued to Directors, Corporate Auditors and Executive Officers.

Option Holder	Title	Total Options Outstanding
Kazuo Inamori	Chairman Emeritus and Director	8,000

Kensuke Itoh	Chairman of the Board and Representative Director	8,000

Yasuo Nishiguchi	President and Representative Director	8,000

Masahiro Umemura	Executive Vice President and Representative Director	6,000

Michihisa Yamamoto	Executive Vice President and Representative Director	6,000

Yuzo Yamamura	Director	6,000

Naoyuki Morita	Director	6,000

Koji Seki	Director	6,000

Noboru Nakamura	Director	6,000

Isao Kishimoto	Director	5,500

Hisao Hisaki	Director	5,000

Rodney N. Lanthorne	Director	4,500

John S. Gilbertson	Director	4,500

Atsushi Mori	Corporate Auditor	3,000

Option Holder	Title	Total Options Outstanding
Yuji Itoh	Corporate Auditor	3,000

Yasuo Akashi	Corporate Auditor	3,000

Osamu Nishieda	Corporate Auditor	—

Shinji Kurihara	Corporate Auditor	—

Isao Yukawa	Managing Executive Officer	4,000

Hisashi Sakumi	Managing Executive Officer	4,000

Hideki Ishida	Managing Executive Officer	4,000

Tsutomu Yamori	Managing Executive Officer	4,000

Masahiro Inoue	Managing Executive Officer	4,000

Eiichi Toriyama	Managing Executive Officer	4,000

Makoto Kawamura	Managing Executive Officer	4,000

Tatsumi Maeda	Managing Executive Officer	4,000

Akiyoshi Okamoto	Senior Executive Officer	3,000

Takashi Itoh	Senior Executive Officer	3,000

Masato Takeda	Senior Executive Officer	3,000

Yoshihiko Nishikawa	Senior Executive Officer	3,000

Susumu Ohshima	Senior Executive Officer	3,000

Koji Mae	Senior Executive Officer	3,000

Tetsuo Kuba	Executive Officer	2,500

Osamu Nomoto	Executive Officer	2,500

Gen Takayasu	Executive Officer	2,500

Nobuhiro Ochiai	Executive Officer	2,500

Shigeru Osaka	Executive Officer	2,500

Yasuyuki Yamamoto	Executive Officer	2,500

Junichi Jinno	Executive Officer	2,500

Keijiro Minami	Executive Officer	2,500

Goro Yamaguchi	Executive Officer	2,500

Junzo Katsuki	Executive Officer	2,500

Yukihiro Takarabe	Executive Officer	2,500

Takashi Naruko	Executive Officer	2,500

Hidenori Miyata	Executive Officer	2,500

Masakazu Mitsuda	Executive Officer	2,500

Yoshihito Ota	Executive Officer	2,500

Total		176,000

Item 7.    Major Shareholders and Related Party Transactions

A.    Major Shareholders

As far as is known to the Company, it is not, directly or indirectly, owned or controlled by any other corporation or by the Japanese or any foreign government, and there is no arrangement which may at a subsequent date result in a change in control of the Company.

Under the Securities and Exchange Law of Japan, any person that becomes a holder (together with its related persons) of 5% of the total issued voting shares of a company listed on any Japanese stock exchange (including ADSs representing such shares) must file a report with the Director of the relevant Local Finance Bureau and send a copy of such report to the company. A similar report must also be filed if the percentage holding of a holder of more than 5% of the total issued voting shares of a company increases or decreases by 1% or more. According to such reports filed with the Company between January 1, 1998 and June 25, 2003, currently there are no 5% or greater beneficial shareholders of the Company.

According to Citibank N.A., depositary for Kyocera’s ADSs, as of March 31, 2003, 3,816,903 shares of Kyocera’s common stock were held in the form of ADSs and there were 908 ADS holders of record in the United States. According to Kyocera’s register of shareholders, as of March 31, 2003, there were 91,022 holders of the Company’s common stock of record worldwide. As of March 31, 2003, there were 121 record holders of Kyocera’s common stock with addresses in the United States, holding 14,776,474 shares of the outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.

B.    Related Party Transactions

Significant customer

In fiscal 2003, Kyocera’s sales to KDDI amounted to ¥115,778 ($981), which slightly exceeded 10.0% of its net sales. KDDI provides telecommunication services, and Kyocera sells mainly telecommunications equipment to KDDI. The Company made an equity investment in KDDI when it was founded, and currently a director of the Company is a member of the board of directors of KDDI. At March 31, 2003, the Company’s equity interest in KDDI is 13.5%. Kyocera serves KDDI as an independent vendor in terms of price determination, remittance condition and product distribution. All of the agreements and ongoing contractual commitments between Kyocera and KDDI have been made on an arm’s-length basis. Kyocera expects that KDDI will remain a significant customer in the future.

Investments in and advances to affiliates

As of March 31, 2003, the Company owned a 28.09% interest in Kinseki, a major manufacture of crystal related components, a 27.48% interest in SK TELETECH CO., LTD., a manufacture of communication equipment device and a 36.02% interest in Taito Corporation (Taito), which operates amusement businesses. On December 5, 2002, the Company acquired an additional 50,000 shares of Kinseki. As a result of the acquisition, the Company’s equity interest in Kinseki increased form 27.95% to 28.09%. The difference between investment and equity of net assets to Kinseki was ¥5,159 ($44) at March 31, 2003.

The Company recognized losses on devaluation of investment to Kinseki, amounting ¥5,159 ($44) due to a substantial fall in its market value in fiscal 2003.

On August 1, 2003, Kyocera made Kinseki a wholly-owned subsidiary through a stock swap. From this date, Kinseki will be a consolidated subsidiary for purposes of our financial statements. Prior to this date, Kinseki continued to be accounted for under the equity method.

At March 31, 2002, the unamortized excess of the Company’s equity in the underlying net assets of Taito over its investments was ¥919. Upon adoption of SFAS No. 141, Kyocera wrote off ¥919 ($8) of unamortized deferred credit related to an excess over cost arising from its investment in Taito that was accounted for by the equity method as a cumulative effect of change in accounting principle in the first half of fiscal 2003.

As of March 31, 2002 and 2003, Kyocera’s trade receivables from affiliates were ¥679 and ¥832 ($7), respectively, and in fiscal 2001, 2002 and 2003, Kyocera’s sales to affiliates were ¥53,808, ¥2,387 and ¥3,080 ($26). As the Company’s equity interest in KDDI decreased from 25.16% to 15.30%, and consequently KDDI was no longer affiliate of Kyocera from October 1, 2001, Kyocera’s sales to affiliates in fiscal 2002 decreased significantly compared with fiscal 2001.

C.    Interests of Experts and Counsel

Not Applicable.

Item 8.    Financial Information

A.    Consolidated Statements and Other Financial Information

Financial Statements

The information required by this item is set forth beginning on page F-2 of this Form 20-F.

Legal Proceedings

The following are material pending, concluded and settled legal proceedings (other than routine litigation incidental to the business) to which the Company or any of its subsidiaries is a party or to which any of their property is subject.

On September 1, 1994, the International Chamber of Commerce issued its award with respect to the arbitration between the Company and LaPine Technology Corporation (LTC), Prudential-Bache Trade Corporation (PBTC) (presently renamed Prudential-Bache Trade Services, Inc.), et al. for the alleged breach of an agreement by the Company in connection with the reorganization of LTC. The award ordered the Company to pay to LTC and PBTC as damages, approximately ¥30,326 ($257,000), including interest, arbitration costs and attorneys’ fees. The Company filed a motion to vacate, modify and correct the award in the U.S. District Court for the Northern District of California pursuant to an agreement between the parties providing for broad judicial examination of arbitration awards. LTC and PBTC filed a motion to confirm the award. On December 11, 1995, the District Court ruled that the agreement between the parties concerning judicial examination of the award was invalid and granted the motion filed by LTC and PBTC without examining the merits of the arbitration award. On January 9, 1996, the Company appealed to the Ninth Circuit Court of Appeals. On December 9, 1997, the Ninth Circuit, reversed the District Court, concluded that the provisions in the parties’ arbitration agreement providing for broad judicial review were valid and ordered the case returned to the District Court for review of the award under the standards agreed to by the parties. On April 4, 2000, the District Court issued an order confirming the arbitrators’ conclusions of law in Phase 1 of the arbitration. On October 2, 2000, the District Court entered its initial decision on Phase 2 of the arbitration award, which consists of the money damages award. The Court confirmed all of the arbitrators’ findings of facts and conclusions of law, except for one important finding of fact about LTC’s profitability in the second quarter of 1987. The Court ruled that the arbitrators’ finding that LTC achieved an operating profit in the second quarter of 1987 was not supported by substantial evidence. Subsequently, on March 6, 2001, the District Court entered an order confirming Phase 2 of the award, except for the one finding of fact vacated by its October 2, 2000 ruling. The Court’s March 6, 2001 order includes the confirmation of the Arbitrators’ award of damages. On April 3, 2001, the Company filed its

Notices of Appeal of the District Court’s orders confirming the arbitral award. On May 17, 2001, the District Court entered its amended judgment, ordering compensation to be paid by the Company to LTC and PBTC in an aggregate amount of ¥50,472 ($427,728) plus prejudgment and postjudgment interest. On May 25, the Company filed Notices of Appeal of the judgment. On June 21, 2001, the District Court entered an order awarding LTC and PBTC attorneys’ fees and disbursements. On July 5, 2001, the Company filed Notices of Appeal of that order. The Company’s appeal brief was filed in the Ninth Circuit Court of Appeals on August 29, 2001. The Company filed a Reply Brief on December 5, 2001. A hearing was held in the Ninth Circuit Court of Appeals on May 13, 2002. The Ninth Circuit Court of Appeals issued panel decision on July 23, 2002, affirming the District Court’s judgment and award in its entirety. According to the judgment, the Company’s compensation to be paid was approximately ¥53,454 ($453,000), inclusive of prejudgment and postjudgment interest. The Company filed a Petition for Rehearing and Rehearing En Banc on August 6, 2002, seeking a rehearing of its appeal before the panel that issued the opinion, and before an en banc panel of eleven Ninth Circuit Judges. On October 1, 2002, the Ninth Circuit Court of Appeals entered an order directing LTC and PBTC to file a response to the Company’s petition. On October 11, 2002, LTC and PBTC filed a response opposing a rehearing of the appeal. On October 30, 2002, the Ninth Circuit Court of Appeals entered an order granting the Company leave to file a reply to the response filed by LTC and PBTC. On December 17, 2002, the Ninth Circuit Court of Appeals entered an order granting the Company’s petition for en banc review, and withdrawing the July 23 panel decision.

On August 29, 2003, an en banc panel of the Ninth Circuit Court of Appeals issued a decision that overruled the Court of Appeals panel decision of December 9, 1997. The en banc panel decision concluded that the judicial review provision of the parties’ arbitration agreement was unenforceable, and reinstated the December 11, 1995 order of the District Court that granted the motion of LTC and PBTC to confirm the award. The Company is presently reviewing the August 29, 2003 decision of the en banc panel of the Court of Appeals to determine whether the Company will seek review in the Supreme Court of the United States.

If the Company is ultimately unsuccessful in reversing any aspect of the current adverse judgment, the Company may be required to pay damages, inclusive of costs and interest as of September 2, 2003, of approximately ¥56,050 ($475,000). The Company owns one third of the outstanding stock of LaPine Holding Company, which in turn owns 100% of the stock of LTC. Therefore, one third of net assets of LTC after the payment of damages, inclusive of costs and interest to date, any excess of liability for this contingency from the Company will be ultimately reimbursed to the Company. Taking into account this equity interest, the Company has set aside accrued litigation expenses of approximately ¥41,862($354,763) at March 31, 2003 in respect of any potential adverse judgment in this case, and any excess of liability for this contingency would be incurred as an expense. In light of this contingency, the Company believes that such an expense would not have a significant effect on Kyocera’s consolidated results of operations and financial condition in fiscal 2004. In connection with this litigation, in 1995 the Company purchased from a bank a letter of credit, which remains in place as security for the arbitral award. In order to minimize facility fees for the letter of credit, the Company deposited ¥56,368 ($477,695) in cash on hand restricted for use at March 31, 2003. Kyocera is involved in litigation, and disputes in addition to the above. However, based on the information available, management believes that damages, if any, resulting from these actions will not have a significant effect on the consolidated financial statements.

Dividend Policy

Since becoming a public company, we have endeavored to increase dividends to our shareholders as our business improves. We have also sought to provide substantial dividends through share distributions and stock splits when appropriate, in order to benefit shareholders. We will continue to seek to improve profits and cash flow per share in order to increase our dividends to shareholders while maintaining a sufficiently high level of capital to undertake strategic investments.

B.    Significant Changes

Except as disclosed in this annual report, there have been no significant changes since March 31, 2003.

Item 9.    The Offer and Listing

A.    Offering and Listing Details

Price Range of Shares

The principal non-United States market on which the shares of Common Stock of the Company are traded is the Tokyo Stock Exchange, the largest stock exchange in Japan. The American Depositary Shares of the Company, each representing one share of Common Stock of the Company, are traded on the New York Stock Exchange. Citibank, N.A. acts as the Depositary in respect of the American Depositary Shares. Common Stock of the Company is also listed on the Osaka Securities Exchange in Japan.

	Tokyo Stock Exchange		New York Stock Exchange
			Price per American Depositary Share (dollars)*
	Price per Share of Common Stock (yen)
Fiscal Year ended March 31	High	Low	High	Low
1999	¥7,460	¥4,800	$59.00	$39.13
2000	28,000	6,200	280.94	50.75
2001	19,500	9,000	186.60	73.82
2002	12,900	7,000	105.72	53.77
2003	10,070	5,630	80.27	47.96

Most Recent 6 months	High	Low	High	Low
March, 2003	6,460	5,630	54.25	48.20
April, 2003	6,320	5,570	53.25	47.25
May, 2003	6,600	5,660	55.50	48.12
June, 2003	7,320	6,610	61.34	55.89
July, 2003	8,150	6,730	68.20	57.02
August, 2003	7,520	6,400	64.00	54.50

*	The prices of American Depositary Shares are based upon reports by the NYSE, with all fractional figures rounded up to the nearest two decimal points.

The following table shows the information about high and low sales prices for each quarterly period in the two fiscal years ended March 31, 2003 in respect of the shares of Common Stock of the Company on the Tokyo Stock Exchange, and the American Depositary Shares on the New York Stock Exchange.

For Voting Securities by Fiscal Quarter

		2002
		1st	2nd	3rd	4th
Common Stock:
Market price per share (A)	—High	¥12,900	¥11,020	¥9,960	¥10,390
	—Low	10,070	7,000	7,230	7,200
Cash dividends paid per share		30.00	—	30.00	—
American Depositary Share Market price per share (B)	—High	$105.72	$87.61	$80.73	$77.74
	—Low	82.40	59.33	59.80	53.77
Cash dividends paid per share (C)		0.24	—	0.24	—

		2003
		1st	2nd	3rd	4th
Common Stock:
Market price per share (A)	—High	¥10,070	¥9,130	¥8,410	¥7,140
	—Low	7,800	7,700	6,520	5,630
Cash dividends paid per share		30.00	—	30.00	—
American Depositary Share Market price per share (B)	—High	$80.27	$75.93	$67.17	$59.63
	—Low	62.21	64.35	55.22	47.96
Cash dividends paid per share (C)		0.25	—	0.24	—

(A)	Price on the Tokyo Stock Exchange
(B)	Price on the New York Stock Exchange
(C)	Translated into U.S. dollars based on the exchange rates at each respective payment date

B.    Plan of Distribution

Not Applicable.

C.    Markets

See Item 9.A. of this Form 20-F for information on the markets on which our common stock is listed or quoted.

D.    Selling Shareholders

Not Applicable.

E.    Dilution

Not Applicable.

F.    Expenses of the Issue

Not Applicable.

Item 10.    Additional Information

A.    Share Capital

Not Applicable.

B.    Memorandum and Articles of Association

Organization

The Company is a joint stock corporation (kabushiki kaisha) incorporated in Japan under the Commercial Code. It is registered in the Commercial Register maintained by the Kyoto Local Registry Office of the Ministry of Justice.

Objects and Purposes

The objects of the Company are set forth in Article 2 of its Articles of Incorporation, as follows:

(1)	Manufacture and sale of and research on fine ceramics and various kinds of products utilizing fine ceramics;

(2)	Manufacture and sale of and research on single crystal materials and various kinds of products utilizing single crystal materials;

(3)	Manufacture and sale of and research on composite materials;

(4)	Manufacture and sale of and research on specialty plastics;

(5)	Manufacture and sale of and research on measurement instruments for electronics;

(6)	Manufacture and sale of and research on electronic and electric instruments and parts thereof;

(7)	Manufacture and sale of and research on component parts of automobiles;

(8)	Manufacture and sale of and research on precious metals, precious stones and semiprecious stones and various kinds of products utilizing precious metals, precious stones and semiprecious stones;

(9)	Manufacture and sale of and research on accessories and interior and exterior decorations and ornaments;

(10)	Wholesales and retail sale of health foods;

(11)	Manufacture and sale of and research on material and equipment for medical use;

(12)	Manufacture and sale of and research on equipment utilizing solar energy;

(13)	Manufacture and sale of and research on optical machinery and instruments and precision machinery and instruments and parts hereof;

(14)	Manufacture and sale of and research on machinery and equipment for business use and machinery and equipment for industrial use and parts thereof;

(15)	Manufacture and sale of and research on photosensitive materials for photographic use;

(16)	Design, control and contract of construction relating to public works, building, electric equipment and piping construction;

(17)	Sale, purchase, lease, maintenance and brokerage of real estate;

(18)	Lease, maintenance and management of facilities relating to sports, recreation, medical care, hotels and restaurants, and the travel agency business;

(19)	Road freight handling and warehousing;

(20)	Business relating to non-life insurance agency and life insurance canvassing, and general leasing, factoring and finance business;

(21)	Sale and purchase of various kinds of plants and technology related thereto;

(22)	Design and sale of software relating to computers;

(23)	Disposition through sale and the like and acquisition through purchase and the like of patents and other industrial property rights and know-how appertaining to the preceding items and acting as intermediary in such transactions;

(24)	Businesses relating to import and export of any of the foregoing items; and

(25)	All commercial activities relating or incidental to any of the foregoing.

Directors

Under the Commercial Code, the Board of Directors has the ultimate responsibility for the management of the Company and each Representative Director, who is elected from among the members of the Board of Directors, has the statutory authority to represent the Company in all respects. Under both the Commercial Code and the Regulations of the Board of Directors of the Company, the Directors must refrain from engaging in any business competing with the Company unless approved by the Board of Directors and any Director who has a material interest in the subject matter of a resolution to be taken by the Board of Directors cannot vote in such resolution. The Commercial Code and the Articles of Incorporation of the Company provide that remuneration of Directors and Corporate Auditors shall be determined at a general meeting of shareholders.

Except as stated below, neither the Commercial Code nor the Company’s Articles of Incorporation make any special provision as to a Director’s or Corporate Auditor’s power to vote in connection with their compensation; or the borrowing powers exercisable by a Representative Director (or a Director who is given power by a Representative Director to exercise such powers), their retirement age or requirement to hold any shares of capital stock of the Company.

The Commercial Code specifically requires a resolution of the Board of Directors for a joint stock corporation to acquire or dispose of material assets; to borrow substantial amounts of money; to employ or discharge from employment important employees, such as executive officers; and to establish, change or abolish a material corporate organization such as a branch office. The Regulations of the Board of Directors of the Company require a resolution of the Board of Directors for the Company’s borrowing or lending of significant amounts of money or giving of a guarantee of a significant amount of debt. There is no written rule as to what constitutes a “significant” amount in these contexts. The Regulations of the Board of Directors of the Company also require a resolution of the Board of Directors to approve any transaction between a Director and the Company, allocation of the remuneration and bonuses of Directors as previously determined or approved by the general meeting of shareholders and determination of the amount and manner of payment of retirement allowances or condolence money payable to Directors, the determination of which has been previously entrusted to the Board of Directors by the general meeting of shareholders.

Capital Stock

Authorized capital

Article 5 of the Articles of Incorporation of the Company provides that the total number of shares authorized for issuance by the Company is 600,000,000 shares. If shares of common stock are retired, the number of shares so retired shall be deducted from the total number of shares authorized to be issued by the Company.

Dividends

The Articles of Incorporation of the Company provide that the fiscal year of the Company shall be a period commencing on April 1 in each year and ending on March 31 of the following year, and the accounts of each fiscal year shall be settled on March 31 of each year. Correspondingly, the Articles of Incorporation provide that dividends shall be paid to shareholders or pledgees who are registered on the shareholders register of the Company as of the end of March 31 in each year. After the close of the fiscal period, the Board of Directors prepares, among other things, a proposed allocation of profits for dividends and other purposes; this proposal is submitted to the Corporate Auditors of the Company and to independent certified public accountants and then submitted for approval to the ordinary general meeting of shareholders, which is normally held in June each year. In addition to provisions for dividends, if any, and for the legal reserve and other reserves, the allocation of profits customarily includes a bonus to Directors and Corporate Auditors. In addition to year-end dividends, the Company may, by resolution of the Board of Directors, distribute cash as interim dividends, pursuant to Article 293-5 of the Commercial Code (an “interim dividend”) to shareholders or pledgees of record at the end of each September 30, without shareholders’ approval, but subject to the limitation described below.

The Commercial Code provides that a company may not make any distribution of profit by way of year-end dividends or interim dividends for any fiscal period unless it sets aside in its legal reserve an amount equal to at least (A) one-tenth of the amount paid out by it as appropriation of retained earnings (including any payments of year-end dividend and bonuses to Directors and Corporate Auditors) for such fiscal period or (B) one-tenth of any interim dividend, as the case may be, until the sum of its legal reserve and its additional paid-in capital is at least one-quarter of its stated capital.

Under the Commercial Code, the Company is permitted to distribute profits by way of year-end dividends out of the excess of its net assets over the aggregate of:

(i)	its stated capital;

(ii)	its additional paid-in capital;

(iii)	its accumulated legal reserve;

(iv)	the legal reserve to be set aside in respect of the fiscal period concerned and any other proposed payment by way of appropriation of retained earnings; and

(v)	such other amounts as are set forth in an ordinance of the Ministry of Justice of Japan.

The Company may also pay interim dividends out of the excess of its net assets as appearing on its non-consolidated balance sheet as of the last day of the immediately preceding fiscal year, over the aggregate of the amounts stated in (i) through (iv) above and (w) any amount subsequently paid by way of appropriation of retained earnings, (x) any amount subsequently transferred from retained earnings to stated capital, (y) if the Company has been authorized by a resolution of an ordinary general meeting of shareholders to purchase Shares, the total amount of the purchase price of such Shares to be paid by the Company and (z) such other amounts as are set out in an ordinance of the Ministry of Justice of Japan. The Company may not pay any interim dividends where there is a risk that at the end of the fiscal year net assets might be less than the aggregate of the amounts referred to in (i) through (v) above.

In Japan the “ex-dividend” date and the record date for dividends precede the date of determination of the amount of the dividend to be paid. The market price of shares generally goes ex-dividend on the third business day prior to the record date.

Under its Articles of Incorporation, the Company is not obligated to pay any dividends that are not collected within three years from the date when the payment thereof became due.

General Meeting of Shareholders

Pursuant to the Articles of Incorporation of the Company, an ordinary general meeting of shareholders of the Company shall be convened within three months after the last day of each fiscal year, either in Kyoto City or at the Shiga Factory of the Company. In addition, the Company may hold an extraordinary general meeting of shareholders whenever necessary.

Notice of a shareholders’ meeting, setting forth the place, time and purpose thereof, must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to the resident proxy or mailing address thereof in Japan) at least two weeks prior to the date set for the meeting. Under the Commercial Code, such notice may be given to shareholders by electronic means, subject to the consent by the relevant shareholders.

Any shareholder holding at least 300 voting rights (see “‘Unit’ share system” below) or one percent of the total number of voting rights for six months or more may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a Representative Director at least eight weeks prior to the date set for such meeting.

Voting rights

A holder of shares constituting one or more whole units is entitled to one vote for each whole unit of shares, except that neither the Company nor a corporate shareholder of which more than one-quarter of the total voting rights are directly or indirectly held by the Company has voting rights in respect of the shares held by it. Except as otherwise provided by law or by the Articles of Incorporation of the Company, a resolution can be adopted at a general meeting of shareholders by a majority of the total number of voting rights. Under the Commercial Code and the Company’s Articles of Incorporation, however, the quorum for the election of Directors and Corporate Auditors is one-third of the total number of voting rights. The Company’s shareholders are not entitled to cumulative voting in the election of Directors. Shareholders may exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. The Company’s shareholders also may cast their votes in writing. Holders of shares who do not attend a general meeting of shareholders may also exercise their voting rights by electronic means if the Board of Directors approves such method of exercising voting rights.

The Commercial Code provides that certain important matters shall be approved by a “special resolution” of a general meeting of shareholders, where the quorum is one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights represented at the meeting is required. Such matters include any amendment to the Articles of Incorporation (except for increasing the number of the authorized shares in connection with a stock split and reducing the number of shares constituting a full unit or abolishing the concept of a unit share entirely in connection with the unit share system), the reduction of stated capital, the removal of a Director or Corporate Auditor, the dissolution, merger or consolidation of the Company, the “share transfer” or “share exchange” (which creates a parent and a wholly-owned subsidiary relationship between the Company and another company pursuant to the Commercial Code), the transfer of the whole or a substantial part of the Company’s business, the takeover of the entire business of another company, a “corporate split” under the Commercial Code, any offer to persons other than the shareholders of new shares or existing shares held by the Company at a “specially favorable” price, any grant to persons other than the shareholders of rights to subscribe for or acquire shares from the Company (shinkabu-yoyakuken; “stock acquisition rights”) subject to “specially favorable” conditions, or any offer to persons other than the shareholders of bonds with stock acquisition rights subject to “specially favorable” conditions.

Under the Commercial Code, the Company’s shareholders will possess various rights, such as the right to review and make copies of its Articles of Incorporation and the register of shareholders, to convene a general meeting of shareholders, to propose a matter to be considered at a general meeting of shareholders, and to bring derivative actions, depending upon the number of shares held by them and the duration of their shareholding.

Subscription rights

Holders of the Company’s shares of capital stock have no pre-emptive rights under its Articles of Incorporation. Authorized but unissued shares may be issued at such times and upon such terms as the Board of Directors determines, subject to the limitations as to the offering of new shares at a “specially favorable” price mentioned under “Voting rights” above. The Board of Directors may, however, determine that shareholders of a particular class of stock shall be given subscription rights regarding a particular issue of new shares of that class, in which case such rights must be given on uniform terms to all shareholders of that class of stock as at a record date of which not less than two weeks’ prior public notice must be given. Each of the shareholders to whom such rights are given must also be given notice of the expiry thereof at least two weeks prior to the date on which such rights expire.

Liquidation rights

In the event of a liquidation of the Company, the assets remaining after payment of all debts and liquidation expenses and taxes will be distributed among the holders of our shares of common stock in proportion to the respective numbers of shares held by each holder.

Record date

March 31 is the record date for the determination of shareholders entitled to receive the Company’s year-end dividends and to vote at the ordinary general meeting of shareholders with respect to the fiscal year ending on such March 31. September 30 is the record date for interim dividends. In addition, the Company may set a record date for determining the shareholders and/or beneficial shareholders entitled to other rights and for other purposes by giving at least two weeks prior public notice.

Repurchase by the Company of its capital stock

The Company may acquire shares (i) by way of purchase on any Japanese stock exchange on which shares are listed or by way of tender offer (in either case pursuant to an ordinary resolution of an ordinary general meeting of shareholders), (ii) from a specific shareholder other than the Company’s subsidiaries (pursuant to a special resolution of an ordinary general meeting of shareholders) or (iii) from any of the Company’s subsidiaries (pursuant to a resolution of the Board of Directors). In the case of (ii) above, any other shareholder may make a request directly to a Representative Director, more than five days prior to the relevant shareholders’ meeting, that the Company acquire the shares held by this shareholder.

Any such acquisition of shares must satisfy certain requirements, including that the total amount of the purchase price may not exceed the amount of the retained earnings available for year-end dividend payments plus the amount of any reduction of the stated capital, additional paid-in capital or legal reserve (if this reduction is authorized by a resolution of the relevant general meeting of shareholders) minus the sum of the amount to be paid by way of appropriation of retained earnings and the amount of retained earnings to be transferred to the stated capital in respect of the relevant fiscal year pursuant to a resolution of the general meeting of shareholders. However, if it is anticipated that the net assets, as stated on the Company’s non-consolidated balance sheet at the end of the immediately following fiscal year, will be less than the aggregate amount of the items described in (i) through (v) in “Capital stock—Dividends” above, the Company may not purchase these shares.

The Commercial Code permits the Company to hold shares acquired by it as treasury stock. Treasury stock may be held by the Company for any time period and may be cancelled by resolution of its Board of Directors. The Company may also transfer to any person shares held by it as treasury stock, subject to a resolution of its Board of Directors, and subject also to other requirements similar to those applicable to the issuance of new shares. The Company may also utilize its treasury stock for the purpose of transfer to any person upon exercise of stock acquisition rights or for the purpose of acquiring another company by way of merger, share exchange or corporate split through exchange of treasury stock for shares or assets of the acquired company. No specific approval by the Board of Directors or shareholders at a shareholders meeting is required for this utilization of treasury stock, although the grant of the relevant stock acquisition rights or the relevant merger, share exchange or corporate split must be approved, as the case may be, by the Board of Directors or shareholders at the Company’s shareholders’ meeting.

“Unit” share system

Under the Company’s Articles of Incorporation, 100 shares constitute one “unit”. The Board of Directors will be permitted to reduce the number of shares constituting a unit or to abolish the unit share system in its entirety by amending the Company’s Articles of Incorporation without approval by shareholders. The number of shares constituting a unit may not exceed 1,000 shares or one-two hundredths (1/200) of the number of all issued shares, whichever is smaller.

No share certificates may be issued with respect to any shares constituting less than one unit. Consequently, no certificates for shares other than a full unit or an integral multiple thereof will be issued (except for the purpose of protection of the holders of shares constituting less than one unit). As the transfer of shares normally requires delivery of the relevant share certificates, any fraction of a unit for which no share certificates are issued will not be transferable.

A holder of shares constituting less than one unit may require the Company to purchase such shares at their market value.

Under the unit share system, a shareholder will have one vote for each unit of shares held by it. Shares not constituting a full unit will carry no voting rights. Except as otherwise described above, holders of shares constituting less than one unit will have all the rights granted to shareholders under the Commercial Code.

A holder who owns ADRs evidencing less than 100 ADSs will indirectly own less than a whole unit. Although, as discussed above, under the unit share system holders of less than a unit have the right to require the Company to purchase their shares, holders of ADRs evidencing ADSs that represent other than integral multiples of whole units are unable to withdraw the underlying shares of capital stock representing less than a unit and, therefore, are unable, as a practical matter, to exercise the rights to require the Company to purchase such underlying shares. As a result, access to the Japanese markets by holders of ADRs through the withdrawal mechanism will not be available for dispositions of shares in lots of less than a unit. The unit share system does not affect the transferability of ADSs, which may be transferred in lots of any size.

Miscellaneous

The Securities and Exchange Law of Japan requires any person who has become, beneficially and solely or jointly, a holder of more than five percent of the total issued voting shares of the Company to file a report concerning such shareholdings with the Director of the relevant Local Finance Bureau of the Ministry of Finance within five business days.

For this purpose, shares to be issued or transferred to these persons upon the exercise of stock acquisition rights are included in determining both the size of the holding and the Company’s total issued voting share capital.

A similar report must also be filed in respect of any subsequent change of one percent or more in any such holding, with certain exceptions. (For this purpose, any shares of the Company issuable to such person upon conversion of convertible securities or exercise of stock acquisition rights, of which none are currently outstanding, would be taken into account in determining both the number of shares held by such holder and the Company’s total issued share capital.) Copies of such report must also be furnished to the Company and to all Japanese stock exchanges on which the shares of the Company are listed.

Except for the general limitation under Japanese anti-trust and anti-monopoly regulations against holding of shares of capital stock of a Japanese corporation which leads or may lead to a restraint of trade or monopoly, and except for general limitations under the Commercial Code or the Company’s Articles of Incorporation on the rights of shareholders applicable regardless of residence or nationality, there is no limitation under Japanese laws and regulations applicable to the Company or under its Articles of Incorporation on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the shares of capital stock of the Company.

There is no provision in the Company’s Articles of Incorporation that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to merger, acquisition or corporate restructuring involving the Company.

Daily Price Fluctuation Limits under Japanese Stock Exchange Rules

Share prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges set daily price limits, which limit the maximum range of fluctuation within a single trading day. Daily price limits are set according to the previous day’s closing price or special quote. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his or her shares at such price on a particular trading day, or at all.

On September 5, 2003, the closing price of our shares of Common Stock on the Tokyo Stock Exchange was ¥7,790 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥5,000 and ¥10,000 per share, as well as the daily price limit if our per share price were to rise to between ¥10,000 and ¥20,000, or fall to between ¥3,000 and ¥5,000. Other daily price limits would apply if our per share price moved to other ranges.

Selected Daily Price Limits

Previous Day’s Closing Price or Special Quote	Maximum Daily Price Movement
Over ¥3,000 Less than ¥5,000	¥500
Over ¥5,000 Less than ¥10,000	¥1,000
Over ¥10,000 Less than ¥20,000	¥2,000

For a history of the trading price of our shares of Common Stock on the Tokyo Stock Exchange, see Item 9.A of this Form 20-F.

C.    Material Contracts

During the preceding two years we have not entered into any material contracts, other than in the ordinary course of business.

D.    Exchange Controls

There is no foreign exchange control in Japan that may materially affect the import or export of capital, including the availability of cash and cash equivalents for use by the Company, or the remittance of dividends or other payments to nonresident holders of the Company’s shares or of ADRs evidencing ADSs.

E.    Taxation

Japanese Taxation

The following is a discussion summarizing material Japanese tax consequences to an owner of shares or ADSs who is a non-resident of Japan or a non-Japanese corporation without a permanent establishment in Japan to which the relevant income is attributable. The statements regarding Japanese tax laws set forth below are based on the laws in force and as interpreted by the Japanese taxation authorities as at the date hereof. These statements are subject to changes in the applicable Japanese laws or double taxation conventions occurring after that date. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor. Potential investors should satisfy themselves as to:

•	the overall tax consequences of the ownership and disposition of shares or ADSs, including specifically the tax consequences under Japanese law,

•	the laws of the jurisdiction of which they are a resident, and

•	any tax treaty between Japan and their country of residence, by consulting their own tax advisers.

Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits, subject to the following, are not subject to Japanese income tax.

The Convention Between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”), establishes the maximum rate of Japanese withholding tax which may be imposed on dividends paid to an United States resident or corporation not having a “permanent establishment” in Japan. A “permanent establishment” in Japan is generally a fixed place of business for industrial or commercial activity in Japan. Under the Treaty, the maximum withholding rate for most shareholders is limited to 15% of the gross amount actually distributed. However, the maximum rate is 10% of the gross amount actually distributed, if the recipient is a corporation and

•	during the part of the paying corporation’s taxable year which precedes the date of payment of the dividend and during the whole of its immediately preceding taxable year, if any, at least 10% of the voting shares of the paying corporation were owned by the recipient corporation, and

•	the amount of interest or dividends (other than interest derived from the conduct of a banking, insurance, or financing businesses and dividends or interest received form subsidiaries corporations) received by the paying corporation during such immediately preceding taxable year is not more than 25% of its gross income.

For purposes of the Treaty and Japanese tax law, U.S. holders of ADRs will be treated as the owners of the shares underlying the ADSs evidenced by the ADRs.

Japan has income tax treaties, conventions or agreements, which generally provide that the rate of withholding tax may not exceed 15% for portfolio investors, with, among others, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States of America. The withholding tax rate is further reduced if investors and the Company have some capital relationship as provided for in an applicable tax treaty.

In general, the rate of Japanese withholding tax applicable to dividends paid by the Company to non-residents or non-Japanese corporations is 20%. With respect to dividends paid by the Company to any corporate or individual shareholders (including those shareholders who are non-residents of Japan or non-Japanese corporations), except for any individual shareholder who holds 5% or more of the outstanding total of the shares issued by the relevant Japanese corporation, the said 20% withholding tax rate is reduced to (i) 10% for dividends due and payable before December 31, 2003, (ii) 7% for dividends due and payable on or after January 1, 2004 but on or before March 31, 2008 and (iii) 15% for dividends due and payable on or after April 1, 2008. Under Japanese tax law, whichever is the lower of the maximum rate provided in the relevant tax treaty, convention or agreement and the Japanese statutory rate will be applicable.

Gains derived from the sale outside Japan of the shares or ADSs by a non-resident of Japan or a non-Japanese corporation are in general not subject to Japanese income or corporation taxes. In addition, gains derived from the sale of shares or ADSs within Japan by a non-resident of Japan or non-Japanese corporation not having a permanent establishment in Japan are in general not subject to Japanese income or corporation taxes

The Company has paid or will pay any stamp, registration or similar tax imposed by Japan in connection with the issue of the shares, except that the Company will not pay any tax payable in connection with the transfer or sale of the shares by a holder thereof.

Japanese inheritance and gift taxes at progressive rates may be payable by an investor who has acquired shares or ADRs as legatee, heir or donee.

United States Taxation

The following discusses United States federal income tax consequences of the ownership of shares or ADSs. It only applies to holders of shares who hold their ADSs as capital assets. It does not address special classes of holders, some of whom may be subject to special rules including:

•	tax-exempt entities,

•	certain insurance companies,

•	broker-dealers,

•	traders in securities that elect to mark to market,

•	investors liable for alternative minimum tax,

•	investors that hold shares or ADSs as part of a straddle or a hedging or conversion transaction,

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar, or

•	investors that actually or constructively own 10% or more of the Company’s voting stock.

This discussion is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations and administrative and judicial interpretations, as currently in effect, as well as on the Treaty. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement relating to the ADRs and any related agreement will be performed in accordance with its terms.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of shares or ADSs that is:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

This discussion addresses only United States federal income taxation. An investor should consult his own tax advisor regarding the United States federal, state and local and other tax consequences of owning and disposing of shares or ADSs in his particular circumstances.

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if the investor holds ADRs evidencing ADSs, the investor will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADSs, and ADSs for shares, generally will not be subject to United States federal income tax.

The discussion under the headings “Taxation of Dividends” and “Taxation of Capital Gains” assumes that the Company will not be treated as a passive foreign investment company (PFIC) for U.S. federal income tax purposes. For a discussion of the rules that apply if the Company is treated as a PFIC, see the discussion under the heading below “PFIC Rules.”

Taxation of Dividends

Under the United States federal income tax laws, if the investor is a U.S. holder, the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits, as determined for United States federal income tax purposes, is subject to United States federal taxation. If the investor is a non-corporate U.S. holder, dividends paid after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable at a maximum rate of 15% provided that the shares or ADSs are held for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid with respest to shares or ADSs will be qualified dividend income. The investor must include any Japanese tax withheld from the dividend payment in this gross amount even though he does not in fact receive it.

The dividend is ordinary income that the investor must include in income when the investor, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction.

The amount of the dividend distribution that the investor must include in his income as a U.S. holder will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend distribution is includible in the investor’s income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the investor includes the dividend payment in income to the date he converts the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be from sources within the United States for foreign tax credit limitation purposes.

Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of the investor’s basis in the shares or ADSs and thereafter as capital gain.

Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable against the investor’s United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to the investor under Japanese law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the investor’s United States federal income tax liability. Please see “Japanese Taxation,” above, for the procedures for obtaining a tax refund.

Dividends constitute income from sources outside the United States, but generally will be “passive income” or “financial services income.” Passive income or financial services income must be treated separately from other types of income for purposes of computing the foreign tax credit allowable to the investor.

Distributions of additional shares to the investor with respect to shares or ADSs that are made as part of a pro rata distribution to all shareholders of the Company generally will not be subject to United States federal income tax.

Taxation of Capital Gains

If the investor is a U.S. holder and the investor sells or otherwise disposes of his shares or ADSs, the investor will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that the investor realizes and his tax basis, determined in U.S. dollars, in his shares or ADSs. Capital gain of a non-corporate U.S. holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. Additionally, gain or loss will generally be from sources within the United States for foreign tax credit limitation purposes.

PFIC Rules

The Company believes that shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes for its most recent taxable year. However, this conclusion is a factual determination made annually and thus may be subject to change.

In general, if the investor is a U.S. holder, the Company will be a PFIC with respect to the investor if for any of its taxable years in which the investor held the Company’s ADSs or shares:

•	at least 75% of the Company’s gross income for the taxable year is passive income, or

•	at least 50% of the value, determined on the basis of a quarterly average of the company’s assets, are attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

If the Company is treated as a PFIC, and the investor is a U.S. holder that did not make a mark-to-market election, as described below, the investor will be subject to special rules with respect to:

•	any gain the investor realizes on the sale or other disposition of his shares or ADSs and

•	any “excess distribution” that the Company makes to the investor (generally, any distributions to the investor during a single taxable year that are greater than 125% of the average annual distributions received by the investor in respect of the shares or ADSs during the three preceding taxable years or, if shorter, the investor’s holding period for the shares or ADSs.)

Under these rules:

•	the gain or excess distribution will be allocated ratably over the investor’s holding period for the shares or ADSs,

•	the amount allocated to the taxable year in which the investor realized the gain or excess distribution will be taxed as ordinary income,

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

If the investor owns shares or ADSs in a PFIC that is treated as marketable stock, the investor may make a mark-to-market election. If the investor makes this election, the investor will not be subject to the PFIC rules described above. Instead, in general, the investor will include as ordinary income each year the excess, if any, of the fair market value of his shares or ADSs at the end of the taxable year over his adjusted basis in his shares or ADSs, and the investor will recognize the additional gain, if any, on sale or other disposition of his shares or ADSs as ordinary income for that taxable year. The investor will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of his shares or ADSs over their fair market value at the end of the taxable year or over their final sale or disposition prices, but only to the extent of the net amount of previously included income as a result of the mark-to-market election. The investor’s basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts.

If the investor owns shares or ADSs during any year that Kyocera is a PFIC he must file Internal Revenue Service Form 8621.

F.    Dividends and Paying Agents

Not Applicable.

G.    Statement by Experts

Not Applicable.

H.    Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, we will file annual reports on Form 20-F within six months of our fiscal year-end and other reports and information on Form 6-K with the Securities and Exchange Commission. These reports and other information can be inspected at the public reference room at the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of such material by mail from the public reference room of the Securities and Exchange Commission at prescribed fees. You may obtain information on the operation of the Securities and Exchange public reference room by calling the Securities and Exchange Commission in the United States at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a web site at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements to shareholders.

I.    Subsidiary Information

Not Applicable.

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

Kyocera is exposed to market risk, including changes in foreign exchange rates, interest rates and equity prices. In order to hedge against these risks, Kyocera uses derivative financial instruments. Kyocera does not hold or issue derivative financial instruments for trading purposes. Kyocera regularly assesses these market risks based on policies and procedures established to protect against adverse effects of these risks and other potential exposures, primarily by reference to the market value of financial instruments. Although Kyocera may be exposed to losses in the event of non-performance by counterparties, Kyocera believes that its counterparties are creditworthy and does not expect such losses, if any, to be significant. There are no material quantitative changes in market risk exposure at March 31, 2003, when compared to March 31, 2002.

In the normal course of business, Kyocera also faces risks that are either nonfinancial or nonquantifiable. Such risks principally include country risk, credit risk, and legal risk, and are not represented in the following tables.

Foreign Exchange Risk:

Kyocera enters into foreign currency forward contracts to hedge certain existing assets and liabilities denominated in foreign currencies, principally the U.S. dollar and Euro. All such contracts currently in effect will mature generally within three months. The tables below provide information about Kyocera’s major foreign currency forward contracts existing at March 31, 2003, setting forth the contract amounts and weighted average exchange rates related to the U.S. dollar, Euro and the STG, which account for Kyocera’s foreign currency forward transactions. The contract amounts are generally used to calculate the contractual payments to be exchanged under the contracts.

	Yen in millions (Pay/Receive) (Except average contractual rates)
Forward exchange contracts to sell foreign currencies	US$/Yen	US$/STG	Euro/Yen
Contract amounts	¥17,535	¥18,360	¥21,255
Fair value	4	(332)	(634)
Weighted average contractual rates	119.79	1.59	125.45

	Yen in millions (Receive/Pay) (Except average contractual rates)
Forward exchange contracts to purchase foreign currencies	US$/Yen	Yen/STG
Contract amounts	¥6,014	¥450
Fair value	105	4
Weighted average contractual rates	118.02	189.32

	U.S. dollars in thousands (Pay/Receive)
Forward exchange contracts to sell foreign currencies	US$/Yen	US$/STG	Euro/Yen
Contract amounts	$148,602	$155,593	$180,127
Fair value	34	(2,814)	(5,373)

	U.S. dollars in thousands (Receive/Pay)
Forward exchange contracts to purchase foreign currencies	US$/Yen	Yen/STG
Contract amounts	$50,966	$3,814
Fair value	890	34

Kyocera also enters into foreign currency swap agreements to hedge against exposures to foreign currency fluctuations of certain assets, principally those denominated in the U.S. dollar.

The table below presents contract amounts and weighted average exchange rates by expected (contracted) maturity date. The contract amounts are generally used to calculate the contractual payments to be exchanged under the contracts.

Foreign currency swaps								Yen in millions
Contract amount	Weighted average pay rate (US$/Yen)	Expected maturity date						Total	Fair value
		2004	2005	2006	2007	2008	Thereafter
¥587	117.45	¥587	—	—	—	—	—	¥587	¥(10)

Foreign currency swaps							U.S dollars in thousands
Contract amount	Weighted average pay rate (US$/Yen)	Expected maturity date
		2004	2005	2006	2007	2008	Thereafter	Total	Fair value
$4,975	117.45	$4,975	—	—	—	—	—	$4,975	$(85)

Interest Rate Risk:

Kyocera enters into interest rate swaps and other contracts, which are mainly utilized by a Japanese subsidiary, KLC, to reduce market risk exposure to changes in interest rates.

The tables below provide information about Kyocera’s derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For interest rate swaps, the tables below present notional principal amounts and weighted average interest rates by expected (contracted) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts.

Other finance receivables (including due within one year)								Yen in millions
	Average interest rate	Expected maturity date						Total	Fair value
		2004	2005	2006	2007	2008	There- after
Other finance receivable	3.38%	¥27,595	56,969	30,037	576	1,064	32,494	¥148,735	¥151,041

Long term debt (including due within one year)								Yen in millions
	Average pay rate	Expected maturity date						Total	Fair value
		2004	2005	2006	2007	2008	There- after
Loans, principally from banks	1.50%	¥30,198	43,222	3,260	5,260	2,571	6,423	¥90,934	¥91,731

Interest rate swap									Yen in millions
Notional principal amount	Average receive rate	Average pay rate	Expected maturity date						Total	Fair value
			2004	2005	2006	2007	2008	There- after
(Variable to Fixed)
¥93,870	0.61%	1.53%	¥25,348	49,026	6,496	—	—	13,000	¥93,870	¥(2,243)

Other finance receivables (including due within one year)								U.S dollars in thousands
	Average interest rate	Expected maturity date						Total	Fair value
		2004	2005	2006	2007	2008	There- after
Other finance receivables	3.38%	$233,856	482,788	254,551	4,881	9,017	275,373	$1,260,466	$1,280,008

Long term debt (including due within one year)								U.S dollars in thousands
	Average pay rate	Expected maturity date						Total	Fair value
		2004	2005	2006	2007	2008	There- after
Loans, principally from banks	1.50%	$255,915	366,288	27,627	44,576	21,788	54,433	$770,627	$777,381

Interest rate swap		Yen in millions and U.S dollars in thousands
Notional principal amount	Average receive rate	Average pay rate	Expected maturity date						Total	Fair value
			2004	2005	2006	2007	2008	There- after
(Variable to Fixed)
¥93,870	0.61%	1.53%	$214,813	415,475	55,051	—	—	110,169	$795,508	$(19,008)

Equity Price Risk:

Kyocera has marketable equity and debt securities, which are classified as available-for-sale and are carried in the consolidated balance sheets at fair value. Changes in fair value are recognized as other comprehensive income, net of taxes, as a separate component of stockholders’ equity. Gross unrealized losses on marketable equity securities, which was ¥49,711 ($421), included ¥48,598 ($412) derived from a decline in the market value of KDDI shares held by the Company Detailed information appears in Note 4 to our Consolidated Financial Statements included in this Form 20-F.

Kyocera evaluates whether declines in fair value of debt and equity securities with readily determinable fair values are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost and anticipated recoverability of fair value in the future.

Other-than-temporary loss on debt and equity securities with readily determinable fair values for the years ended March 31, 2001, 2002 and 2003 amounted to ¥471, ¥5,061 and ¥2,717 ($23), respectively. At March 31, 2003, Kyocera held the following available-for-sale marketable equity and debt securities.

	Yen in millions and U.S. dollars in thousands
	March 31, 2003
	Cost	Fair Value	Cost	Fair Value
Due within 1 year	¥20,005	¥19,985	$169,534	$169,364
Due after 1 year to 5 years	23,622	23,497	200,187	199,127
Due after 5 years	23,054	18,694	195,373	158,424
Equity securities	259,942	212,902	2,202,898	1,804,254

	¥326,623	¥275,078	$2,767,992	$2,331,169

Item 12.    Description of Securities Other Than Equity Securities

Not Applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.    Material Modification to Rights of Security Holders and Use of Proceeds

None.

Item 15.    Controls and Procedures

The Company’s management, with the participation of its principal executive and principal financial officers, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) under the U.S. Securities Exchange Act of 1934) as of March 31, 2003. Based on that evaluation, the Company’s principal executive and principal financial officers concluded that the disclosure controls and procedures were effective as of that date.

No change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) under the U.S. Securities Exchange Act of 1934) occurred during the year ended March 31, 2003 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A.    Audit Committee Financial Expert

Not Applicable.

Item 16B.    Code of Ethics

Not Applicable.

Item 16C.    Principal Accountant Fees and Services

Not Applicable.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

Not Applicable.

PART IV

Item 17.    Financial Statements

In lieu of responding to this item, we have responded to Item 18 of this Form 20-F.

Item 18.    Financial Statements

The information required by this item is set forth beginning on page F-1 of this Form 20-F.

	Description	Page
(1)	Report of Independent Auditors related to the Consolidated Financial Statements listed below	F-1
(2)	Consolidated Balance Sheets at March 31, 2002 and 2003	F-2 & F-3
(3)	Consolidated Statements of Income for the years ended March 31, 2001, 2002 and 2003	F-4
(4)	Consolidated Statements of Stockholders’ Equity for the years ended March 31, 2001, 2002 and 2003	F-5 & F-6
(5)	Consolidated Statements of Cash Flows for the years ended March 31, 2001, 2002 and 2003	F-7
(6)	Notes to The Consolidated Financial Statements	F-8 to F-45
(7)	SCHEDULE II. Valuation and Qualifying Accounts for the years ended March 31, 2001, 2002 and 2003	F-46

Item 19.    Exhibits

Exhibit Number	Description
1.1	Articles of Incorporation (English translation)

1.2	Share Handling Regulations of the Company (English translation)

1.3	Regulations of the Board of Directors of the Company (English translation)(incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 19, 2002)

1.4	Regulations of the Board of Corporate Auditors of the Company (English translation)(incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 19, 2002)

2.1	Specimen common stock certificate of the Company (incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 24, 2001)

2.2	Amended and Restated Deposit Agreement, dated as of June 29, 1998 among the Company, Citibank N.A. as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt, as amended by Amendment No.1 thereto, dated as of January 5, 1999 (incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 24, 2001)

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

12.1	Certification of the principal executive officer of the Company required by Rule 13a-14(a)

12.2	Certification of the principal financial officer of the Company required by Rule 13a-14(a)

13.1	Certification of the principal executive officer of the Company required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of the principal financial officer of the Company required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

14.1	Consent of PricewaterhouseCoopers with respect to the financial statements included in this Form 20-F

The Company has not included as exhibits certain instruments with respect to its long-term debt, the amount of debt authorized under each of which does not exceed 10% of its total assets, and it agrees to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

Report of Independent Auditors

To the Board of Directors and Stockholders of

Kyocera Corporation

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Kyocera Corporation and its consolidated subsidiaries at March 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2003 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion.

As discussed in Note 1 to the consolidated financial statements, Kyocera changed its method of accounting for derivative instruments and hedging activities in the year ended March 31, 2002. Also, as discussed in Note 1 to the consolidated financial statements, Kyocera changed its method of accounting for business combination and goodwill and other intangible assets in the year ended March 31, 2003.

/s/    PricewaterhouseCoopers

PricewaterhouseCoopers

Osaka, Japan

June 6, 2003

Kyocera Corporation and Consolidated Subsidiaries

Consolidated Balance Sheets

March 31, 2002 and 2003

(Yen in millions and U.S. dollars and shares in thousands—Note 2)

ASSETS	2002	2003	2003
Current assets:
Cash and cash equivalents (Note 13)	¥280,899	¥298,310	$2,528,051
Restricted cash (Notes 13 and 14)	59,509	56,368	477,695
Short-term investments (Notes 4 and 13)	10,902	14,651	124,161
Trade receivables (Notes 7 and 9):
Notes	25,367	35,446	300,390
Accounts	174,240	179,750	1,523,305
Short-term finance receivables (Notes 5, 9 and 13)	83,196	31,254	264,864

	282,803	246,450	2,088,559
Less allowances for doubtful accounts and sales returns	(11,110)	(7,703)	(65,280)

	271,693	238,747	2,023,279
Inventories (Notes 6 and 9)	205,806	183,156	1,552,169
Deferred income taxes (Note 16)	51,997	52,136	441,831
Other current assets	22,061	19,054	161,475

Total current assets	902,867	862,422	7,308,661

Investments and advances:
Investments in and advances to affiliates and unconsolidated subsidiaries (Note 7)	26,206	24,398	206,763
Securities and other investments (Notes 4 and 13)	301,659	308,137	2,611,330

	327,865	332,535	2,818,093

Long-term finance receivables (Notes 5, 9 and 13)	83,745	125,728	1,065,492

Property, plant and equipment, at cost (Note 9):
Land	46,834	53,973	457,398
Buildings	189,024	203,387	1,723,619
Machinery and equipment	568,717	587,076	4,975,220
Construction in progress	11,596	5,483	46,466

	816,171	849,919	7,202,703
Less accumulated depreciation	(547,548)	(600,414)	(5,088,254)

	268,623	249,505	2,114,449
Goodwill (Note 8)	30,757	25,703	217,822
Intangible assets (Note 8)	16,202	15,068	127,695
Other assets	15,399	24,053	203,839

	¥1,645,458	¥1,635,014	$13,856,051

The accompanying notes are an integral part of these statements.

LIABILITIES AND STOCKHOLDERS’ EQUITY	2002	2003	2003
Current liabilities:
Short-term borrowings (Notes 9 and 13)	¥106,880	¥107,886	$914,288
Current portion of long-term debt (Notes 9 and 13)	12,401	30,198	255,915
Notes and accounts payable:
Trade	78,627	98,105	831,398
Other	27,236	28,428	240,915
Accrued liabilities:
Payroll and bonus	31,572	33,059	280,161
Income taxes	21,359	28,060	237,797
Litigation expenses (Note 14)	45,333	41,862	354,763
Other	24,344	23,387	198,195
Other current liabilities	11,356	14,589	123,636

Total current liabilities	359,108	405,574	3,437,068

Long-term debt (Notes 9 and 13)	96,856	60,736	514,712
Accrued pension and severance costs (Note 10)	49,549	74,906	634,797
Deferred income taxes (Note 16)	28,045	22,879	193,890
Other non-current liabilities	4,892	5,859	49,652

Total liabilities	538,450	569,954	4,830,119

Minority interests in subsidiaries	67,530	61,560	521,695

Commitments and contingencies (Note 14)

Stockholders’ equity (Note 15):

Common stock:

Authorized 600,000 shares; issued 191,309 shares at March 31, 2003 and 190,318 shares at March 31, 2002	115,703	115,703	980,534
Additional paid-in capital	158,228	167,675	1,420,974
Retained earnings	798,407	828,350	7,019,915
Accumulated other comprehensive income	(22,750)	(56,194)	(476,220)

Common stock in treasury, at cost (Note 11):
6,345 shares at March 31, 2003 and 1,276 shares at March 31, 2002	(10,110)	(52,034)	(440,966)

Total stockholders’ equity	1,039,478	1,003,500	8,504,237

	¥1,645,458	¥1,635,014	$13,856,051

Kyocera Corporation and Consolidated Subsidiaries

Consolidated Statements of Income

For the three years ended March 31, 2003

(Yen in millions and U.S. dollars and shares in thousands, except per share amounts—Note 2)

	2001	2002	2003	2003
Net sales (Note 7)	¥1,285,053	¥1,034,574	¥1,069,770	$9,065,847
Cost of sales	887,765	795,201	796,258	6,747,949

Gross profit	397,288	239,373	273,512	2,317,898
Selling, general and administrative expenses	190,088	187,812	190,124	1,611,220

Profit from operations	207,200	51,561	83,388	706,678

Other income (expenses):
Interest and dividend income	8,082	7,304	5,194	44,017
Interest expense (Note 12)	(2,140)	(2,655)	(1,432)	(12,136)
Foreign currency transaction gains (losses), net (Note 12)	9,494	5,238	(5,405)	(45,805)
Equity in earnings of affiliates and unconsolidated subsidiaries (Note 7)	2,209	1,559	3,092	26,203
Loss on devaluation of investment in an affiliate (Note 7)	—	—	(5,159)	(43,720)
Losses on devaluation of investment securities (Note 4)	(587)	(5,771)	(2,883)	(24,432)
Gain on stock issuance of an affiliate (Note 18)	174,076	—	—	—
Other, net (Note 12)	1,888	(1,838)	(758)	(6,424)

	193,022	3,837	(7,351)	(62,297)

Income before income taxes, minority interests and cumulative effect of change in accounting principle	400,222	55,398	76,037	644,381

Income taxes (Note 16):
Current	102,011	34,187	33,665	285,296
Deferred	58,476	(12,879)	(885)	(7,500)

	160,487	21,308	32,780	277,796

Income before minority interests and cumulative effect of change in accounting principle	239,735	34,090	43,257	366,585
Minority interests	(20,206)	(299)	164	1,390

Income before cumulative effect of change in accounting principle	219,529	33,791	43,421	367,975
Cumulative effect of change in accounting principle-net of taxes of ¥233 for the year ended March 31, 2002 (Note 1, 7 and 8)	—	(1,838)	(2,256)	(19,119)

Net income	¥219,529	¥31,953	¥41,165	$348,856

Earnings per share (Note 20):
Income before cumulative effect of change in accounting principle:
Basic	¥1,161.20	¥178.74	¥233.02	$1.97
Diluted	1,157.83	178.59	232.97	1.97
Cumulative effect of change in accounting principle:
Basic	—	(9.72)	(12.11)	(0.10)
Diluted	—	(9.71)	(12.11)	(0.10)
Net income:
Basic	1,161.20	169.02	220.91	1.87
Diluted	1,157.83	168.88	220.86	1.87
Cash dividends declared per share:
Per share of common stock	60.00	60.00	60.00	0.51
Weighted average number of shares of common stock outstanding:
Basic	189,053	189,050	186,338
Diluted	189,604	189,204	186,382

Kyocera Corporation and Consolidated Subsidiaries

Consolidated Statements of Stockholders’ Equity

For the three years ended March 31, 2003

(Yen in millions and U.S. dollars and shares in thousands—Note 2)

	Common Stock	Additional Paid-in Capital	Retained Earnings (Note 15)	Accumulated Other Comprehensive Income (Note 15)	Treasury Stock (Notes 11)	Comprehensive Income
Balance, March 31, 2000 (189,075)	¥115,703	¥157,768	¥569,610	¥(35,518)	¥(9,113)
Net income for the year			219,529			¥219,529
Foreign currency translation adjustments				31,064		31,064
Net unrealized losses on securities—net of taxes of ¥11,016 (Note 4)				(15,213)		(15,213)
Reclassification adjustments for net losses on securities—net of taxes of ¥5 (Note 4)				(6)		(6)

Total comprehensive income for the year						¥235,374

Cash dividends			(11,342)
Purchase of treasury stock (119)					(1,849)
Reissuance of treasury stock (101)		415			1,017

Balance, March 31, 2001 (189,057)	115,703	158,183	777,797	(19,673)	(9,945)
Net income for the year			31,953			¥31,953
Foreign currency translation adjustments				20,445		20,445
Net unrealized losses on securities—net of taxes of ¥16,575 (Note 4)				(23,102)		(23,102)
Reclassification adjustments for net losses on securities—net of taxes of ¥0 (Note 4)				5		5
Cumulative effect of change in accounting principle for derivative financial instruments (Note 1)				(106)		(106)
Net unrealized losses on derivative financial instruments (Note 12)				(379)		(379)
Reclassification adjustments for net losses on derivative financial instruments (Note 12)				60		60

Total comprehensive income for the year						¥28,876

Cash dividends			(11,343)
Purchase of treasury stock (83)					(628)
Reissuance of treasury stock (68)		45			463

Balance, March 31, 2002 (189,042)	115,703	158,228	798,407	(22,750)	(10,110)
Net income for the year			41,165			¥41,165
Foreign currency translation adjustments				(20,578)		(20,578)
Minimum pension liability adjustment—net of taxes of ¥6,702 (Note 10)				(10,931)		(10,931)
Net unrealized losses on securities—net of taxes of ¥1,599 (Note 4)				(2,238)		(2,238)
Reclassification adjustments for net losses on securities—net of taxes of ¥150 (Note 4)				209		209
Net unrealized losses on derivative financial instruments (Note 12)				(146)		(146)

	Common Stock	Additional Paid-in Capital	Retained Earnings (Note 15)	Accumulated Other Comprehensive Income (Note 15)	Treasury Stock (Notes 11)	Comprehensive Income
Reclassification adjustments for net losses on derivative financial instruments (Note 12)				240		240

Total comprehensive income for the year						¥7,721

Stock issuance for acquisition of a subsidiary (991)		9,381
Cash dividends			(11,222)
Purchase of treasury stock (5,080)					(42,015)
Reissuance of treasury stock (11)		0			91
Stock option plan of a subsidiary (Note 11)		66

Balance, March 31, 2003 (184,964)	¥115,703	¥167,675	¥828,350	¥(56,194)	¥(52,034)

Balance, March 31, 2002	$980,534	$1,340,915	$6,766,161	$(192,797)	$(85,678)
Net income for the year			348,856			$348,856
Foreign currency translation adjustments				(174,390)		(174,390)
Minimum pension liability adjustment—net of taxes of $56,797 (Note 10)				(92,635)		(92,635)
Net unrealized losses on securities—net of taxes of $13,551 (Note 4)				(18,966)		(18,966)
Reclassification adjustments for net losses on securities—net of taxes of $1,271 (Note 4)				1,771		1,771
Net unrealized losses on derivative financial instruments (Note 12)				(1,237)		(1,237)
Reclassification adjustments for net losses on derivative financial instruments (Note 12)				2,034		2,034

Total comprehensive income for the year						$65,433

Stock issuance for acquisition of a subsidiary		79,500
Cash dividends			(95,102)
Purchase of treasury stock					(356,059)
Reissuance of treasury stock		0			771
Stock option plan of a subsidiary (Note 11)		559

Balance, March 31, 2003	$980,534	$1,420,974	$7,019,915	$(476,220)	$(440,966)

The accompanying notes are an integral part of these statements.

Kyocera Corporation and Consolidated Subsidiaries

Consolidated Statements of Cash Flows

For the three years ended March 31, 2003

(Yen in millions and U.S. dollars in thousands—Note 2)

	2001	2002	2003	2003
Cash flows from operating activities:
Net income	¥219,529	¥31,953	¥41,165	$348,856
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	74,172	88,497	75,320	638,305
Provision for doubtful accounts	4,273	3,593	(2,060)	(17,458)
Losses on inventories	2,816	11,872	6,966	59,034
Deferred income taxes	58,476	(12,879)	(885)	(7,500)
Minority interests	20,206	299	(164)	(1,390)
Equity in earnings of affiliates and unconsolidated subsidiaries	(2,209)	(1,559)	(3,092)	(26,203)
Loss on devaluation of investment in an affiliate (Note 7)	—	—	5,159	43,720
Losses on devaluation of investment securities	587	5,771	2,883	24,432
Gain on stock issuance of an affiliate	(174,076)	—	—	—
Cumulative effect of change in accounting principle (Note 1, 7 and 8)	—	1,838	2,256	19,119
Foreign currency adjustments	(10,080)	(6,280)	5,139	43,551
Change in assets and liabilities:
Decrease (increase) in receivables	(56,147)	55,047	(948)	(8,034)
(Increase) decrease in inventories	(58,087)	40,443	11,067	93,788
(Increase) decrease in other current assets	(9,531)	4,683	1,128	9,559
(Decrease) increase in notes and accounts payable	45,124	(41,600)	13,247	112,263
(Decrease) increase in accrued income taxes	20,201	(37,923)	4,380	37,119
(Decrease) increase in other current liabilities	12,150	(4,424)	1,319	11,178
Increase (decrease) in other non-current liabilities	6,041	2,299	(1,259)	(10,670)
Other, net	(4,254)	(701)	(867)	(7,347)

Total adjustments	(70,338)	108,976	119,589	1,013,466

Net cash provided by operating activities	149,191	140,929	160,754	1,362,322

Cash flows from investing activities:
Payments for purchases of available-for-sale securities	(8,702)	(47,402)	(21,562)	(182,729)
Payments for purchases of held-to-maturity securities	(62,315)	(13,588)	(30,682)	(260,017)
Payments for purchases of investments and advances	(3,377)	(465)	(1,035)	(8,771)
Sales and maturities of available-for-sale securities	7,762	44,934	6,892	58,407
Maturities of held-to-maturity securities	20,995	38,697	27,458	232,695
Payments for purchases of property, plant and equipment	(103,132)	(59,031)	(40,481)	(343,059)
Proceeds from sales of property, plant and equipment	9,473	1,809	3,122	26,458
Payments for purchases of intangible assets	(6,535)	(10,669)	(6,620)	(56,102)
Acquisitions of businesses, net of cash acquired (Note 21)	368	(60)	4,058	34,390
Restricted cash	(3,986)	(6,959)	(1,477)	(12,517)
Other, net	(767)	1,596	1,815	15,381

Net cash used in investing activities	(150,216)	(51,138)	(58,512)	(495,864)

Cash flows from financing activities:
Increase (decrease) in short-term debt	33,717	(30,345)	(3,475)	(29,449)
Proceeds from issuance of long-term debt	30,129	60,043	1,568	13,288
Payments of long-term debt	(27,032)	(9,659)	(19,152)	(162,305)
Payments of liabilities deferred pursuant to the rehabilitation plan	(11,145)	(25,609)	—	—
Dividends paid	(12,325)	(12,773)	(12,382)	(104,932)
Purchase of treasury stock	(1,736)	(628)	(42,010)	(356,017)
Other, net	723	575	789	6,686

Net cash provided by (used in) financing activities	12,331	(18,396)	(74,662)	(632,729)

Effect of exchange rate changes on cash and cash equivalents	11,083	8,171	(10,169)	(86,178)

Net increase in cash and cash equivalents	22,389	79,566	17,411	147,551
Cash and cash equivalents at beginning of year	178,944	201,333	280,899	2,380,500

Cash and cash equivalents at end of year	¥201,333	¥280,899	¥298,310	$2,528,051

The accompanying notes are an integral part of these statements.

Kyocera Corporation and Consolidated Subsidiaries

Notes to The Consolidated Financial Statements

(Yen in millions and U.S. dollars and shares in thousands, except per share amounts—Note 2)

1.     ACCOUNTING POLICIES:

Financial Statements Presentation:

The accounts of Kyocera Corporation (the “Company”) and its Japanese subsidiaries are generally maintained to conform with Japanese accounting practices. Adjustments, including the applicable income tax effects, which are not recorded in the Company’s books of account, have been made to the accompanying consolidated financial statements in order to present them in conformity with accounting principles generally accepted in the United States of America. Such adjustments include principally: (1) accounting for investments in certain debt and equity securities; (2) derivative financial instruments; (3) accounting for pensions; (4) accounting for bonds with warrants; (5) equity method of accounting for investments in common stock; and (6) goodwill and other Intangible assets.

Basis of Consolidation and Accounting for Investments in Affiliated Companies:

The consolidated financial statements include the accounts of the Company and its significant subsidiaries (“Kyocera” as a consolidated group). All significant inter-company transactions and accounts are eliminated.

Investments in 20% to 50% owned companies and insignificant subsidiaries are accounted for by the equity method, whereby Kyocera includes in net income its equity in earnings or losses of these companies, and records its investments at cost adjusted for such equity in earnings or losses.

Revenue Recognition:

Kyocera recognizes sales when title and risks have passed to customers, the sales prices are fixed or determinable, and collectibility of the resulting receivable is reasonably assured.

Revenue from Fine ceramics group, Electronic device group and Equipment group are recognized, principally upon delivery to customers. Revenue from direct financing leases is recognized over the term of the leases and amortization of unearned lease income is recognized using the interest method. Interest income on installment loans is recognized on an accrual basis. Interest income is no longer accrued at the time the collection of the interest is past due 1 year or more, or the collection of the principal is past due 6 months or more. The interest received from cash payments on impaired loans is recorded as income, unless the collectibility of the remaining investments is doubtful, in which case the cash receipt is recorded as collection of the principal.

Cash and Cash Equivalents:

Cash and cash equivalents include time deposits, certificates of deposit and short-term commercial notes with original maturities of three months or less.

Translation of Foreign Currencies:

Assets and liabilities of consolidated foreign subsidiaries and affiliates accounted for by the equity method are translated into Japanese yen at the exchange rates in effect on the respective balance sheet dates. Operating accounts are translated at the average rates of exchange for the respective years. Translation adjustments result from the process of translating foreign currency financial statements into Japanese yen. These translation adjustments, which are not included in the determination of net income, are reported in other comprehensive income.

Kyocera Corporation and Consolidated Subsidiaries

Notes to The Consolidated Financial Statements—(Continued)

Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the respective balance sheet dates, and resulting transaction gains or losses are included in the determination of net income.

Allowances for doubtful accounts:

Kyocera maintains allowances for doubtful accounts related to both trade and finance receivables for estimated losses resulting from customers’ inability to make timely payments, including interest on finance receivables. Kyocera’s estimates are based on various factors including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of specific customer’s inability to meet its financial obligations, a specific allowance against these amounts is provided considering the fair value of assets pledged by the customer as collateral. The amounts of allowances for doubtful accounts will be affected if the financial condition of Kyocera’s customers worsens due to the deterioration of economic conditions in Japan or in Kyocera’s major overseas markets. Moreover, a decline in the fair value of assets pledged by Kyocera’s customers as collateral for Kyocera’s receivables will have a material effect on the amounts of allowances for doubtful accounts provided. The amounts of receivables and related allowance for doubtful accounts are charged off if the financial condition of Kyocera’s customer is assumed to be significantly deteriorated as a result of specific examination by management.

Inventories:

Inventories are stated at the lower of cost or market. Cost is determined by the average method for approximately 61% and 51% of finished goods and work in process at March 31, 2002 and 2003, respectively, and by the first-in, first-out method for all other inventories.

Kyocera recognizes estimated write-down of inventories for excess, slow-moving and obsolete inventories.

Property, Plant and Equipment and Depreciation:

Kyocera provides for depreciation of buildings, machinery and equipment over their estimated useful lives primarily on the declining balance method. The principal estimated useful lives used for computing depreciation are as follows:

Buildings	2 to 50 years
Machinery and equipment	2 to 20 years

The cost of maintenance, repairs and minor renewals is charged to expense in the year incurred; major renewals and betterments are capitalized.

In general, when assets are sold or otherwise disposed of, the profits or losses thereon, computed on the basis of the difference between depreciated costs and proceeds, are credited or charged to income in the year of disposal, and costs and accumulated depreciation are removed from the accounts.

Goodwill and Other Intangible Assets:

On April 1, 2002, Kyocera adopted Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 (1) requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001, (2) provides specific criteria for the

Kyocera Corporation and Consolidated Subsidiaries

Notes to The Consolidated Financial Statements—(Continued)

initial recognition and measurement of intangible assets apart from goodwill, and (3) requires that unamortized deferred credit related to an excess over cost be written off immediately as an extraordinary gain instead of being deferred and amortized. SFAS No. 141 also requires that the unamortized deferred credit related to an excess over cost arising from an investment that was acquired before July 1, 2001, must be written-off immediately and recognized as the cumulative effect of a change in accounting principle. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

Upon adoption of SFAS No. 141, Kyocera evaluated its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and made any necessary reclassifications required by SFAS No. 141. Upon the adoption of SFAS No. 142, Kyocera reassessed the useful lives and residual values of all existing intangible assets.

The principal estimated amortization for intangible assets are as follows:

Patent rights	2 to 8 years
Software	2 to 5 years

In addition, to the extent an intangible asset was identified as having an indefinite useful life, Kyocera tested the intangible asset for impairment in accordance with the provisions of SFAS No.142 at the beginning of the period.

In connection with the transitional goodwill impairment evaluation, SFAS No. 142 required Kyocera to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, Kyocera identified its reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. To the extent a reporting unit’s carrying amount exceeded its fair value, an indication existed that the reporting unit’s goodwill was impaired. In the second step, Kyocera compared the implied fair value of the reporting unit’s goodwill, determined by allocating the reporting unit’s fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, to its carrying amount, both of which would be measured as of the date of adoption. The impairment loss is measured based on the amount by which the carrying amount exceeds the implied fair value of goodwill.

Impairment of long-lived assets

At least annually, although in some cases more often if events or changes in circumstances require such a review, Kyocera reviews the recoverability of the carrying value of its long-lived assets and intangible assets with definite useful lives. The carrying value of a long-lived assets and intangible assets with definite useful lives are considered to be impaired when the expected undiscounted cash flow from the asset is less than its carrying value. A loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets and intangible assets with definite useful lives.

Derivative Financial Instruments:

Kyocera utilizes derivative financial instruments to manage its exposure resulting from fluctuations of foreign currencies and interest rates. These derivative financial instruments include foreign currency swaps, foreign

Kyocera Corporation and Consolidated Subsidiaries

Notes to The Consolidated Financial Statements—(Continued)

currency forward contracts, interest rate swaps and interest rate options. Kyocera does not hold or issue such derivative financial instruments for trading purposes.

Effective April 1, 2001, Kyocera adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities—an Amendment of FASB Statement No. 133.” Upon the adoption of SFAS No. 133, all derivatives are recorded as either assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives are charged in current earnings. However cash flow hedges which meet the criteria of SFAS No. 133 may qualify for hedge accounting treatment. Changes in the fair value of the effective portion of these hedge derivatives are deferred in other comprehensive income and charged to earnings when the underlying transaction being hedged occurs.

Kyocera designated certain interest rate swaps and interest rate options as cash flow hedges under SFAS No. 133. Foreign currency swaps and foreign currency forward contracts are entered into as hedges of existing foreign currency denominated assets and liabilities and as such do not qualify for special hedge accounting. Accordingly, Kyocera records changes in fair value of all foreign currency swaps and foreign currency forward contracts currently in earnings. It is expected that such changes will be offset by corresponding gains or losses on the underlying assets and liabilities.

Kyocera formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes all derivatives designated as cash flow hedge are linked to specific assets and liabilities on the balance sheet. Kyocera also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, Kyocera discontinues hedge accounting prospectively. When hedge accounting is discontinued, the derivative will continue to be carried on the balance sheet at its fair value, with deferred unrealized gains or losses charged immediately in current earnings.

In accordance with the transition provisions of SFAS No. 133, on April 1, 2001, Kyocera recorded a one-time and non-cash unrealized loss of ¥106, net of taxes, in accumulated other comprehensive income to recognize derivatives that are designated as cash flow hedges and qualify for hedge accounting. Kyocera also recorded a one-time and non-cash realized loss of ¥1,838, net of taxes, in the consolidated statement of income as a cumulative effect of change in accounting principle to record those derivatives that are designated as cash flow hedges, but not qualified for hedge accounting (loss of ¥1,518) and are designated as cash flow hedges, but for which hedge accounting was not adopted (loss of ¥320).

Earnings and Cash Dividends per Share:

Earnings per share is computed based on SFAS No. 128, “Earnings per Share.”

Basic earnings per share is computed based on the weighted average number of shares outstanding during each period. Diluted earnings per share assumes the dilution that could occur if all options and warrants were exercised and resulted in the issuance of common stock.

Cash dividends per share is those declared with respect to the earnings for the respective periods for which dividends were proposed by the Board of Directors. Dividends are charged to retained earnings in the year in which they are paid.

Kyocera Corporation and Consolidated Subsidiaries

Notes to The Consolidated Financial Statements—(Continued)

Research and Development Expenses and Advertising Expenses:

Research and development expenses and advertising expenses are charged to operations as incurred.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Standards:

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143 “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires full recognition of asset retirement obligations on the balance sheet from the point in time at which a legal obligation exists. The obligation is required to be measured at fair value. The carrying value of the asset or assets to which the retirement obligation relates would be increased by an amount equal to the liability recognized. This amount would then be included in the depreciable base of the asset and charged to income over its life as depreciation. This statement is effective for fiscal years beginning after June 15, 2002. Kyocera does not expect that the adoption of SFAS No. 143 will have a material impact on Kyocera’s financial position or results of operations.

In July 2002, FASB issued SFAS No.146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement addresses the accounting and reporting of costs associated with exit and disposal activities, including restructuring activities that were accounted for pursuant to the guidance in Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).” The statement requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. This statement was effective for exit or disposal activities that were initiated after December 31, 2002. The adoption of this statement did not have a material impact on Kyocera’s consolidated results of operations and financial position.

In November 2002, the EITF reached a consensus on EITF 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF Issue No.00- 21 provides guidance on how to account for arrangement that involve the delivery or performance of multiple products, services and/or right to use assets. EITF 00-21 is effective for fiscal periods beginning after June 15, 2003. Kyocera does not expect that the adoption of EITF 00-21 will have a material impact on Kyocera’s consolidated results of operations and financial position.

In November 2002, FASB issued Interpretation (FIN) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which clarifies the required disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. FIN No. 45 also requires a guarantor to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provision of this interpretation were applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in this interpretation were effective for financial statements of interim or annual reports ended after December 15, 2002. The adoption of FIN No. 45 did not have a material impact on Kyocera’s consolidated results of operations and financial position.

In December 2002, FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” which amends SFAS No. 123, “Accounting for Stock Based Compensation,” and provides

Kyocera Corporation and Consolidated Subsidiaries

Notes to The Consolidated Financial Statements—(Continued)

alternative methods to transition for a voluntary change to the fair value based method of accounting for stock options. The transition provisions of SFAS No. 148 are currently not applicable to Kyocera as it continues to adopt the intrinsic value based method of accounting for stock options. In addition, SFAS No. 148 requires more frequent disclosure of the effects of an entity’s accounting policy with respect to stock-based compensation. Annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002 and Kyocera adopted the annual disclosure provisions of SFAS No. 148 in the financial statements for the year ended March 31, 2003.

In January 2003, FASB issued FIN No. 46, “Consolidation of Variable Interest Entities.” Variable interest entities often are created for a single specified purpose, for example, to facilitate securitization, leasing, hedging, research and development, or other transactions or arrangements. This interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” defines what these variable interest entities are and provides guidelines on how to identity them and also on how an enterprise should assess its interests in a variable interest entity to decide whether to consolidate that entity. Generally, FIN No. 46 applies to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. For existing variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003, the provision of this interpretation will apply no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. Currently, Kyocera does not have any material variable interest entities and the adoption of FIN No. 46 does not have a significant impact on Kyocera’s consolidated results of operations and financial position.

In January 2003, EITF released Issue No. 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.” EITF Issue No. 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an Employee Pension Fund plan (EPF) which is a defined benefit pension plan established under the Japanese Welfare Pension Insurance Law (JWPIL). EITF Issue No. 03-2 requires employers to account for the entire separation process of a substitutional portion from an entire plan (including a corporate portion) upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. Under this approach, the difference between the fair value of the obligation and the assets required to be transferred to the government should be accounted for and separately disclosed as a subsidy and a proportionate amount of net unrecognized gain or loss related to the entire EPF would be recognized as a settlement gain or loss. As a result of enactment of the “Defined Benefit Corporate Pension Plan Law,” the Company and its certain domestic subsidiaries were approved by the Ministry of the Health, Labor and Welfare in Japan for an exemption from the obligation for benefits related to future employee service under the substitutional portion in fiscal 2003. They also plan to submit another applications for separation of the remaining substitutional portion (that is, the benefit obligation related to past services). After their applications are approved by the government, the remaining benefit obligation of the substitutional portions (that amount earned by past services) as well as the related government-specified portions of the plan assets of the EPF will be transferred to the government. Gain related to this separation process shall be recognized upon completion of the transfer to the government of the substitutional portions of the benefit obligations and related plan assets. The Company and its subsidiaries have not yet decided the dates of the completion. Kyocera estimates the special gains of approximately ¥15,700 ($133,051) will be recognized if the transfers are completed by March 31, 2004. Actual results could differ from this estimation.

In April 2003, FASB issued SFAS No. 149, “Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The Company will be required to adopt SFAS No.149 for contracts entered into or modified

Kyocera Corporation and Consolidated Subsidiaries

Notes to The Consolidated Financial Statements—(Continued)

after June 30, 2003 except for certain items related to the implementation provisions of SFAS No. 133. The adoption of SFAS No. 149 requires prospective adoption and is not expected to have a material affect on the Kyocera’s consolidated results of operations and financial position.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 requires certain financial instruments with characteristics of both liabilities and equity to be classified as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. Currently, the adoption of SFAS No. 150 will not have material impact on Kyocera’s consolidated results of operations and financial position.

2.     DOLLAR AMOUNTS:

The consolidated financial statements presented herein are expressed in the Japanese yen, and, solely for the convenience of the readers, have been translated into the U.S. dollar for 2003 at the rate of ¥118=US$1, the rate prevailing on March 31, 2003. This translation should not be construed as a representation that the yen amounts shown could be so converted into the U.S. dollar at ¥118=US$1 or at any other rate.

3.     INVESTMENT IN KYOCERA CHEMICAL CORPORATION:

On May 16, 2002, the Board of Directors of the Company and Toshiba Chemical Corporation, which manufactures and sells electronic parts and materials, decided that the Company would make Toshiba Chemical Corporation a wholly-owned subsidiary of the Company through stock swap in order to reinforce the business of electronic parts and materials held by Toshiba Chemical Corporation and Fine ceramics group, Electronic device group, and other divisions of Kyocera. The Company and Toshiba Chemical Corporation made an agreement of stock swap in which 0.022 shares of the Company would be allocated to one share of Toshiba Chemical Corporation. On August 1, 2002, the Company issued 990,990 shares of common stock of the Company for this stock swap and Toshiba Chemical Corporation was renamed as Kyocera Chemical Corporation (KCC). Operating results of KCC and its consolidated subsidiaries were included in Kyocera’s consolidated results of operations from the date of the stock swap. Condensed balance sheets of KCC on August 1, 2002 are as follows:

	August 1, 2002
Current assets	¥16,400	$138,983
Non-current assets	18,944	160,542

	¥35,344	$299,525

Current liabilities	¥13,207	$111,924
Non-current liabilities	9,154	77,576

Total liabilities	22,361	189,500

Minority interests in subsidiaries	223	1,890

Total stockholders’ equity	12,760	108,135

	¥35,344	$299,525

On August 1, 2002, the estimated fair value of net assets for KCC and its subsidiaries was ¥12,760 ($108,136), and it was larger than the purchase price of ¥9,431 ($79,924), which was calculated based on the average stock price of KCC during a few days before and after the date the Company and Toshiba Chemical Corporation reached an agreement on the stock swap. The excess of the fair value of net assets over the purchase

Kyocera Corporation and Consolidated Subsidiaries

Notes to The Consolidated Financial Statements—(Continued)

price was ¥3,329 ($28,212), which resulted in a write down of non-current assets to the extent of the excess of the fair value over the cost.

The following are the unaudited pro forma combined results of operations of Kyocera for the years ended March 31, 2002 and 2003, as if the investment in KCC had taken place at the beginning of respective periods.

The results of operations for KCC and its subsidiaries before the investment, which were included in the pro forma combined results, were prepared in accordance with accounting principles generally accepted in Japan and contained an expense for restructual reforms of ¥3,534 and a valuation loss for deferred tax assets of ¥3,635 as one-off charges for the year ended March 31,2002.

The unaudited pro forma combined results of operations are presented for comparative purposes only and are not necessarily indicative of the results of operations that may occur in the future or that would have occurred had the acquisitions been in effect on the dates indicated.

	Years ended March 31,
	2002	2003	2003
Pro forma net sales	¥1,065,535	¥1,079,605	$9,149,195
Pro forma net income	20,618	39,201	332,212

Pro forma net income per share: *
basic	¥108.49	¥210.00	$1.78
diluted	108.41	209.95	1.78

*	The number of shares used to compute pro forma basic and diluted net income per share for the respective period includes the 990,990 shares issued for KCC as if the shares were issued at the beginning of the respective periods.

4.    INVESTMENTS IN DEBT AND EQUITY SECURITIES:

Available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of tax. Held-to-maturity securities are recorded at amortized cost. In gross unrealized losses on equity securities, ¥48,598 ($411,847) was derived from a decline in the market value of the shares of KDDI Corporation (KDDI) held by the Company.

Kyocera evaluates whether the declines in fair value of debt and equity securities with readily determinable fair values are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost, and the anticipated recoverability in fair value.

Other-than-temporary loss on debt and equity securities with readily determinable fair values for the years ended March 31, 2001, 2002 and 2003 amounted to ¥471, ¥5,061 and ¥2,717 ($23,025), respectively.

Kyocera Corporation and Consolidated Subsidiaries

Notes to The Consolidated Financial Statements—(Continued)

Investments in debt and equity securities at March 31, 2002 and 2003, included in short-term investments (current assets) and in securities and other investments (non-current assets) are summarized as follows:

	March 31,
	2002				2003
	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Available-for-sale securities:
Corporate debt securities	¥28,127	¥27,838	¥19	¥308	¥29,754	¥29,610	¥6	¥150
Other debt securities	24,056	21,821	4	2,239	36,927	32,566	4	4,365
Equity securities	262,039	216,100	6,163	52,102	259,942	212,902	2,671	49,711

Total available-for-sale securities	314,222	265,759	6,186	54,649	326,623	275,078	2,681	54,226

Held-to-maturity securities:
Corporate debt securities	31,091	30,626	1	466	19,240	19,190	0	50
Other debt securities	12,591	12,568	4	27	25,276	25,327	51	0

Total held-to-maturity securities	43,682	43,194	5	493	44,516	44,517	51	50

Total investments in debt and equity securities	¥357,904	¥308,953	¥6,191	¥55,142	¥371,139	¥319,595	¥2,732	¥54,276

	March 31, 2003
	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Available-for-sale securities:
Corporate debt securities	$252,153	$250,932	$51	$1,272
Other debt securities	312,941	275,983	34	36,992
Equity securities	2,202,898	1,804,254	22,635	421,279

Total available-for-sale securities	2,767,992	2,331,169	22,720	459,543

Held-to-maturity securities:
Corporate debt securities	163,051	162,627	0	424
Other debt securities	214,203	214,636	433	0

Total held-to-maturity securities	377,254	377,263	433	424

Total investments in debt and equity securities	$3,145,246	$2,708,432	$23,153	$459,967

*	Cost represents amortized cost for debt securities and acquisition cost for equity securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

Kyocera Corporation and Consolidated Subsidiaries

Notes to The Consolidated Financial Statements—(Continued)

At March 31, 2003, the contractual maturities of available-for-sale and held-to-maturity securities are summarized as follows:

	March 31, 2003
	Available-for-Sale		Held-to-Maturity		Available-for-Sale		Held-to-Maturity
	Cost	Aggregate Fair Value	Cost	Aggregate Fair Value	Cost	Aggregate Fair Value	Cost	Aggregate Fair Value
Due within 1 year	¥20,005	¥19,985	¥14,650	¥14,633	$169,534	$169,364	$124,152	$124,009
Due after 1 year to 5 years	23,622	23,497	29,866	29,884	200,187	199,127	253,102	253,254
Due after 5 years	23,054	18,694	—	—	195,373	158,424	—	—
Equity securities	259,942	212,902	—	—	2,202,898	1,804,254	—	—

	¥326,623	¥275,078	¥44,516	¥44,517	$2,767,992	$2,331,169	$377,254	$377,263

Proceeds from sales of available-for-sale securities and the related gross realized gains and losses for the years ended March 31, 2001, 2002 and 2003 are as follows:

	Years ended March 31,
	2001	2002	2003	2003
Proceeds from sales of available-for-sale securities	¥1,000	¥8,589	¥13	$110
Gross realized gains	—	402	4	34
Gross realized losses	—	198	4	34

For the purpose of computing gains and losses, the cost of those securities is determined by the moving average method.

Kyocera Corporation and Consolidated Subsidiaries

Notes to The Consolidated Financial Statements—(Continued)

5.    FINANCE RECEIVABLES:

Finance receivables at March 31, 2002 and 2003 consist of the following:

	March 31,
	2002	2003	2003
Investments in financing leases (a):
Minimum lease payments receivable	¥11,714	¥9,299	$78,805
Unearned lease income	(981)	(761)	(6,449)

	10,733	8,538	72,356
Less—allowance for doubtful accounts (c)	(407)	(371)	(3,144)

	10,326	8,167	69,212
Less—current portion	(4,388)	(3,579)	(30,331)

	¥5,938	¥4,588	$38,881

Other finance receivables (b)	207,743	197,942	1,677,475
Less—allowance for doubtful accounts (c)	(51,383)	(49,207)	(417,009)

	156,360	148,735	1,260,466
Less—current portion	(78,553)	(27,595)	(233,855)

	¥77,807	¥121,140	$1,026,611

	¥83,745	¥125,728	$1,065,492

(a)	Investments in financing leases consist primarily of direct financing leases of telecommunication equipment and information systems. Future minimum lease payments to be received for each of the five fiscal years and thereafter are as follows:

Years ending March 31,
2004	¥3,979	$33,720
2005	2,444	20,712
2006	1,754	14,864
2007	794	6,729
2008	310	2,627
2009 and thereafter	18	153

	¥9,299	$78,805

(b)	Other finance receivables consist primarily of installment loans to affiliates and other parties.

Investments in loans of ¥21,020 and ¥17,769 ($150,585) at March 31, 2002 and 2003 are considered to be impaired, for which valuation allowances at March 31, 2002 and 2003 are provided of ¥15,951 and ¥14,128 ($119,729), respectively, calculated under SFAS No.114, “Accounting by Creditors for Impairment Loan” and included in allowances for doubtful accounts.

The average recorded investments in impaired loans for the years ended March 31, 2002 and 2003 are ¥24,461 and ¥19,174 ($162,492), respectively. The related recognized interest income for the years ended March 31, 2002 and 2003 are ¥129 and ¥83 ($703), respectively.

The principal amount of the loan on which interest income is no longer accrued at March 31, 2002 and 2003 are ¥47,721 and ¥46,323 ($392,568), respectively. The loan, on which the collection of the principal is past due ninetydays or more and on which interest income is still accrued, at March 31, 2002 and 2003 are ¥1,893 and ¥404 ($3,424), respectively.

Kyocera Corporation and Consolidated Subsidiaries

Notes to The Consolidated Financial Statements—(Continued)

(c)	Changes in allowances for doubtful accounts on finance receivables are as follows:

	2001	2002	2003	2003
Beginning balance	¥56,222	¥53,635	¥51,790	$438,898
Provision charged to income	3,614	1,096	927	7,856
Charge-offs	(6,201)	(2,941)	(3,139)	(26,601)

Ending balance	¥53,635	¥51,790	¥49,578	$420,153

6.    INVENTORIES:

Inventories at March 31, 2002 and 2003 are as follows:

	2002	2003	2003
Finished goods	¥103,070	¥83,163	$704,771
Work in process	40,196	41,899	355,076
Raw materials and supplies	62,540	58,094	492,322

	¥205,806	¥183,156	$1,552,169

7.    INVESTMENTS IN AND ADVANCES TO AFFILIATES:

The Company owns a 28.09% interest in Kinseki, Ltd (Kinseki)., a major manufacturer of crystal related components, a 27.48% interest in SK TELETECH CO., LTD., a manufacturer of communication equipment device and a 36.02% interest in Taito Corporation (Taito), which operates in the electronic amusement business.

On December 5, 2002, the company acquired an additional 50,000 Kinseki. As a result of the acquisition, the Company’s equity interest in Kinseki increased from 27.95% to 28.09%.

The difference between investment and equity of net asset to Kinseki was ¥5,159 ($43,720) at March 31, 2003.

The Company recognized losses on devaluation of investment in Kinseki, amounting ¥5,159 ($43,720) due to a substantial fall in its market value in fiscal 2003.

At March 31, 2002, the unamortized excess of the Company’s equity in the underlying net assets of Taito over its investments was ¥919. Upon adoption of SFAS No. 141, Kyocera wrote off ¥919 ($7,788) of unamortized deferred credit related to an excess over cost arising from its investment in Taito that was accounted for by the equity method as a cumulative effect of change in accounting principle in the first half of fiscal 2003.

Summarized financial information concerning affiliates, accounted for by the equity method is as follows:

	March 31,
	2002	2003	2003
Current assets	¥81,415	¥87,420	$740,848
Non-current assets	69,642	64,239	544,398

Total assets	¥151,057	¥151,659	$1,285,246

Current liabilities	¥44,653	¥38,400	$325,424
Non-current liabilities	14,888	14,226	120,559

Total liabilities	¥59,541	¥52,626	$445,983

Kyocera’s investments in and advances to affiliates	¥26,206	¥24,285	$205,805
Kyocera’s trade receivables from affiliates	679	832	7,051

Kyocera Corporation and Consolidated Subsidiaries

Notes to The Consolidated Financial Statements—(Continued)

	Years ended March 31,
	2001	2002	2003	2003
Net sales	¥990,110	¥135,332	¥163,024	$1,381,559
Profit from operations	52,989	4,898	13,983	118,500
Net income	9,695	82	8,360	70,847
Kyocera’s equity in earnings of affiliates	1,748	1,284	2,833	24,008
Kyocera’s sales to affiliates	53,808	2,387	3,080	26,102

The aggregate market value of investments in those listed affiliates at March 31, 2002 and 2003 was ¥24,312 and ¥15,206 ($128,864), respectively.

8.    GOODWILL AND OTHER INTANGIBLE ASSETS:

On April 1, 2002, Kyocera adopted SFAS No. 142, “Goodwill and Other Intangible Assets” (See Note 1 regarding the procedure of SFAS No. 142).

Intangible assets subject to amortization and Intangible assets having an identifiable life are summarized as follows:

	March 31,
	2002		2003		2003
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Patent rights	¥23,362	¥12,906	¥24,044	¥13,114	$203,763	$111,136
Software	7,919	4,764	8,652	6,008	73,322	50,915
Other	3,700	1,322	3,111	1,891	26,364	16,025

Total	¥34,981	¥18,992	¥35,807	¥21,013	$303,449	$178,076

The carrying amount of intangible assets having an identifiable life at March 31, 2002 and 2003 was ¥213 and ¥274 ($2,322), respectively.

As a result of reassessment of the useful life of intangible assets required by SFAS No. 142, Kyocera determined that there were no intangible assets which will no longer be amortized. Intangible assets acquired during the year ended March 31, 2003 totaled ¥9,865 ($83,602) and primarily consist of Patent rights of ¥7,645 ($64,788) and Software of ¥1,875 ($15,890).

The weighted average amortization period for Patent rights and Software are 5 years and 4 years, respectively.

Total amortization of intangible assets during FY 2003 amounted to ¥10,332 ($87,559).

The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

Years ending March 31,
2004	¥7,020	$59,492
2005	3,886	32,932
2006	1,467	12,432
2007	815	6,907
2008	400	3,390

Kyocera Corporation and Consolidated Subsidiaries

Notes to The Consolidated Financial Statements—(Continued)

The changes in the carrying amounts of goodwill by operating segment for the years ended March 31, 2002 and 2003 are as follows:

	Fine ceramics group	Electric device group	Equipment group	Others	Total
Balance at March 31, 2001	¥11,085	¥19,915	¥833	¥—	¥31,833
Goodwill acquired during year	—	—	841	192	1,033
Amortization of goodwill	(587)	(1,978)	(163)	—	(2,728)
Translation adjustments and reclassification to other accounts	685	605	(671)	—	619

Balance at March 31, 2002	11,183	18,542	840	192	30,757
Goodwill acquired during year	—	—	115	5	120
Impairment of goodwill	(3,175)	—	—	—	(3,175)
Translation adjustments and reclassification to other accounts	(933)	(768)	(298)	—	(1,999)

Balance at March 31, 2003	¥7,075	¥17,774	¥657	¥197	¥25,703

Balance at March 31, 2002	$94,771	$157,135	$7,119	$1,627	$260,652
Goodwill acquired during year	—	—	975	42	1,017
Impairment of goodwill	(26,907)	—	—	—	(26,907)
Translation adjustments and reclassification to other accounts	(7,907)	(6,508)	(2,525)	—	(16,940)

Balance at March 31, 2003	$59,957	$150,627	$5,569	$1,669	$217,822

In the first half of fiscal 2003, Kyocera completed an impairment review of its goodwill, which indicated that there was an impairment loss on goodwill related to the acquisition of Kyocera Tycom Corporation and its consolidated subsidiaries (KTC), which manufactures and supplies micro drills for the IT industry, from the initial application of these statements. The impairment loss of ¥3,175 ($26,907) has been recorded as a cumulative effect of change in accounting principle. Kyocera, with the assistance of a third party appraiser, arrived at the implied fair value of goodwill using a discounted cash flow methodology taking into account sluggishness in KTC’s markets. Kyocera also reviewed goodwill and other intangible assets for impairment in the forth quarter of fiscal 2003 and no impairment loss was recognized.

Prior to the adoption of SFAS No. 142, accumulated amortization for goodwill at March 31, 2002 amounted to ¥22,276.

Kyocera Corporation and Consolidated Subsidiaries

Notes to The Consolidated Financial Statements—(Continued)

Amounts previously reported for income before cumulative effect of change in accounting principle and net income and basic and diluted earnings per share (EPS) for the years ended March 31, 2001 and 2002 are reconciled to amounts adjusted to exclude the amortization expense related to goodwill and deferred credit under the equity method as follows:

	Years ended March 31,
	2001	2002
Reported income before cumulative effect of change in accounting principle	¥219,529	¥33,791
Adjustment:
Goodwill amortization	2,459	2,728
Amortization of deferred credit under the equity method	(131)	(263)

Adjusted income before cumulative effect of change in accounting principle	¥221,857	¥36,256

Reported net income	¥219,529	¥31,953
Adjustment:
Goodwill amortization	2,459	2,728
Amortization of deferred credit under the equity method	(131)	(263)

Adjusted net income	¥221,857	¥34,418

Per share data:

Income before cumulative effect of change in accounting principle:

Reported basic EPS	¥1,161.20	¥178.74
Adjustment:
Goodwill amortization	13.01	14.43
Amortization of deferred credit under the equity method	(0.69)	(1.39)

Adjusted basic EPS	¥1,173.52	¥191.78

Reported diluted EPS	¥1,157.83	¥178.59
Adjustment:
Goodwill amortization	12.97	14.42
Amortization of deferred credit under the equity method	(0.69)	(1.39)

Adjusted diluted EPS	¥1,170.11	¥191.62

Net income:

Reported basic EPS	¥1,161.20	¥169.02
Adjustment:
Goodwill amortization	13.01	14.43
Amortization of deferred credit under the equity method	(0.69)	(1.39)

Adjusted basic EPS	¥1,173.52	¥182.06

Reported diluted EPS	¥1,157.83	¥168.88
Adjustment:
Goodwill amortization	12.97	14.42
Amortization of deferred credit under the equity method	(0.69)	(1.39)

Adjusted diluted EPS	¥1,170.11	¥181.91

Kyocera Corporation and Consolidated Subsidiaries

Notes to The Consolidated Financial Statements—(Continued)

9.    SHORT-TERM BORROWINGS AND LONG-TERM DEBT:

Short-term borrowings at March 31, 2002 and 2003 are comprised of the following:

Loans, principally from banks with average interest rate of 0.93% and 0.94% at March 31, 2002 and 2003, respectively.

	2002	2003	2003
Secured	¥19,745	¥5,800	$49,152
Unsecured	87,135	102,086	865,136

	¥106,880	¥107,886	$914,288

Long-term debt at March 31, 2002 and 2003 are comprised of the following:

Loans, principally from banks with interest ranging from 0.54% to 13.85% and from 0.55% to 7.50% at March 31, 2002 and 2003, respectively.

	2002	2003	2003
Secured	¥24,840	¥14,814	$125,542
Unsecured	84,417	76,120	645,085

	109,257	90,934	770,627
Less, portion due within one year	(12,401)	(30,198)	(255,915)

	¥96,856	¥60,736	$514,712

Aggregate maturities of long-term debt at March 31, 2003 are as follows:

Years ending March 31,
2005	¥43,222	$366,288
2006	3,260	27,627
2007	5,260	44,576
2008	2,571	21,788
2009 and thereafter	6,423	54,433

	¥60,736	$514,712

Kyocera’s assets pledged as collateral for short-term borrowings and long-term debt at March 31, 2002 and 2003, are summarized as follows:

	2002	2003	2003
Trade receivables	¥33,111	¥7,716	$65,390
Finance receivables	28,651	23,588	199,898
Inventories	23,334	9,254	78,424
Property and equipment, net of accumulated depreciation	16,498	12,444	105,458
Others	12,912	5,958	50,491

	¥114,506	¥58,960	$499,661

Kyocera Corporation and Consolidated Subsidiaries

Notes to The Consolidated Financial Statements—(Continued)

10.    BENEFIT PLANS:

Domestic:

The Company and certain subsidiaries have adopted Employee Pension Fund (“EPF”), which was established pursuant to the Japanese Welfare Pension Insurance Law (“JWPIL”). Benefits under the EPF generally are based on the current rate of base salary, employee’s position, length of service and conditions under which the termination occurs. In accordance with the JWPIL, a portion of the government’s social security pension program, under which the employer and employee contribute an equal amount, is contracted out to the Company (substitutional portion). The Company and certain subsidiaries add to it its own non-contributory pension plan (corporate portion). The combined pension plan is managed and operated by banks, which act as the trustees.

Kyocera is currently conducting a provision to transfer of its substitutional portion of an EPF to the Japanese government. Detailed information about this provision and its effect on kyocera’s financial position and results of operations is described in Notes 1 on page 39.

Kyocera’s funding policy is to contribute annually the amount that is required by applicable laws and regulations.

In February 2002, the Company decided to revise the qualification age for pensioners, effective April 2002. This amendment reduced the projected benefit obligation of the pension plans for the Company. This effect of the reduction in the projected benefit obligation has been reflected as a prior service cost not yet recognized.

The unfunded plans of certain domestic consolidated subsidiaries have been excluded, as they are not material.

Kyocera, with respect to directors and corporate auditors, provides for lump-sum severance benefits.

While Kyocera has no legal obligation, it is a customary practice in Japan to make lump-sum payments to a director or a corporate auditor upon retirement. An annual provision is made in the accounts for the estimated cost of this termination plan, which is not funded.

Kyocera Corporation and Consolidated Subsidiaries

Notes to The Consolidated Financial Statements—(Continued)

	March 31,
	2002	2003	2003
Change in benefit obligations:
Benefit obligation at beginning of year	¥167,452	¥159,504	$1,351,729
Increase by acquisition of subsidiaries	—	18,372	155,695
Service cost	10,233	9,450	80,085
Interest cost	4,933	4,294	36,390
Plan participants’ contributions	1,440	974	8,254
Amendment	(7,858)	(76)	(644)
Actuarial (gain) loss	(14,314)	21,895	185,551
Benefits paid	(2,382)	(3,444)	(29,187)

Benefit obligation at end of year	159,504	210,969	1,787,873
Change in plan assets:
Fair value of plan assets at beginning of year	97,944	100,675	853,178
Increase by acquisition of subsidiaries	—	9,289	78,720
Actual return on plan assets	(6,266)	(1,716)	(14,542)
Employer contribution	9,873	13,732	116,373
Plan participants’ contributions	1,440	974	8,254
Benefits paid	(2,316)	(3,197)	(27,093)

Fair value of plan assets at end of year	100,675	119,757	1,014,890

Funded status	(58,829)	(91,212)	(772,983)
Unrecognized net loss	46,456	70,544	597,830
Prior service cost not yet recognized	(34,213)	(32,406)	(274,627)
Unrecognized net transition obligation	2,902	1,959	16,602

Net amount recognized	¥(43,684)	¥(51,115)	$(433,178)

Amounts recognized in the statements of financial position consist of:
Accrued benefit liability	(43,684)	(65,853)	(558,076)
Accumulated other comprehensive income	—	14,738	124,898

Net amount recognized	¥(43,684)	¥(51,115)	$(433,178)

	Years ended March 31,
	2001	2002	2003	2003
Net pension cost includes the following components:
Service cost	¥11,359	¥10,233	¥9,450	$80,085
Interest cost	5,294	4,933	4,294	36,390
Expected return on plan assets	(4,219)	(4,393)	(1,763)	(14,941)
Amortization of transition obligation	943	943	943	7,991
Amortization of prior service cost	171	(1,441)	(1,882)	(15,949)
Recognized actuarial loss	872	2,016	1,287	10,907

Net periodic pension cost	¥14,420	¥12,291	¥12,329	$104,483

Assumptions used in the accounting are:
Discount rate	2.5%-3.0%	2.5%	2.0%
Rate of increase in compensation levels:	3.0%-4.0%	3.0%	3.0%
Expected long-term rate of return on plan assets	3.5%-4.5%	3.5%-4.5%	1.3%-4.0%

Kyocera Corporation and Consolidated Subsidiaries

Notes to The Consolidated Financial Statements—(Continued)

Foreign:

a.     Pension plans

Kyocera International, Inc. and its consolidated subsidiaries (KII) and AVX Corporation and its consolidated subsidiaries (AVX), which are both consolidated U.S. subsidiaries of the Company, maintain non-contributory defined benefit pension plans in the U.S. and contributory defined benefit pension plans outside the U.S. The KII plan covers substantially all full-time employees in the United States, of which benefits are based on years of service and the employees’ average compensation. The AVX plans provide a flat benefit formula to the U.S. employees covered under collective bargaining agreements and a percentage of final pay benefit formula for European salaried employees and certain hourly paid employees. Funding policies for these plans are to contribute the statutory required amounts to appropriate trust or governmental funds.

The following table sets forth the funded status of the KII and AVX plans:

	March 31,
	2002	2003	2003
Change in benefit obligations:
Benefit obligation at beginning of year	¥16,027	¥17,436	$147,763
Service cost	594	560	4,746
Interest cost	1,022	1,081	9,161
Plan participants’ contributions	81	80	678
Actuarial (gain) loss	(130)	1,856	15,729
Benefits paid	(737)	(698)	(5,915)
Plan amendment	15	—	—
Foreign exchange adjustment	564	(1,457)	(12,348)

Benefit obligation at end of year	17,436	18,858	159,814
Change in plan assets:
Fair value of plan assets at beginning of year	17,150	16,468	139,559
Actual return on plan assets	(944)	(2,134)	(18,085)
Employer contribution	379	995	8,432
Plan participants’ contributions	81	80	678
Benefits paid	(737)	(612)	(5,186)
Other expenses	—	(88)	(746)
Foreign exchange adjustment	539	(1,296)	(10,983)

Fair value of plan assets at end of year	16,468	13,413	113,669

Funded status	(968)	(5,445)	(46,145)
Unrecognized net loss	83	5,011	42,466
Prior service cost not yet recognized	49	40	339

Net amount recognized	¥(836)	¥(394)	$(3,340)

Amounts recognized in the statements of financial position consist of:
Accrued benefit liability	¥(836)	¥(4,031)	$(34,161)
Intangible assets	—	49	415
Accumulated other comprehensive income	—	3,588	30,406

Net amount recognized	¥(836)	¥(394)	$(3,340)

Kyocera Corporation and Consolidated Subsidiaries

Notes to The Consolidated Financial Statements—(Continued)

	Years ended March 31,
	2001	2002	2003	2003
Net pension cost includes the following components:
Service cost	¥437	¥594	¥560	$4,746
Interest cost	912	1,022	1,081	9,161
Expected return on plan assets	(1,289)	(1,306)	(1,179)	(9,991)
Amortization of transition obligation	(6)	(4)	—	—
Amortization of prior service cost	1	(1)	7	59
Recognized actuarial gain	(137)	(58)	60	508

Net periodic pension cost	¥(82)	¥247	¥529	$4,483

Assumptions used in the accounting:
Discount rate	6.00-7.75%	6.00%-7.30%	5.75%-6.75%
Rate of increase in compensation levels	2.50-4.50%	3.00%-4.50%	1.50%-4.50%
Expected long-term rate of return on plan assets	6.50-9.00%	7.00%-9.00%	7.50%-8.50%

b.     Savings plans

KII and AVX maintain retirement savings plans which allow eligible U.S. employees to defer part of their annual compensation. AVX also maintains a non-qualified deferred compensation program which permits key employees to annually elect to defer a portion of their compensation until retirement.

Contributions to the plans for the years ended March 31, 2001, 2002 and 2003 were ¥1,286, ¥1,255 and ¥1,099 ($9,314), respectively.

11.    STOCK OPTIONS PLANS:

Domestic:

The Company provides all directors and certain key employees of the Company with stock option plans. Under the plans, they were granted options to purchase the Company’s shares of common stock at a price determined by multiplying by 1.1 the average market price of the Company’s common stock in previous month of the date of the grant. The options granted in 2000 and 2001 vest equally and are exercisable over 4 years. The options granted in 2002 vest equally and are exercisable over 2 years. The options granted in 2003 vest and are exercisable over 1 year. As of March 31, 2003, the Company reserved 1,342,600 shares of its common stock for the plan.

Kyocera Corporation and Consolidated Subsidiaries

Notes to The Consolidated Financial Statements—(Continued)

The following table summarizes information on stock option plans for the years ended March 31, 2001, 2002 and 2003:

	Number of Options	Weighted Average	Exercise Price
Balance, March 31, 2000	1,243,600	¥8,029

Granted	76,800	18,900
Exercised	(52,300)	8,029
Canceled	(19,500)	8,029

Balance, March 31, 2001	1,248,600	8,698

Granted	59,200	9,470
Exercised	(29,400)	8,029
Canceled	(26,100)	8,029

Balance, March 31, 2002	1,252,300	8,764

Granted	143,600	9,290	$78.73
Exercised	(10,700)	8,029	68.04
Canceled	(42,600)	8,598	72.86

Balance, March 31, 2003	1,342,600	8,831	74.84

Weighted average contractual life 0.5 years	1,267,000	¥8,230	$69.75
Weighted average contractual life 1.5 years	75,600	18,900	160.17

Exercisable options:
March 31, 2001
Exercise price ¥8,029	542,600	¥8,029
Exercise price ¥18,900	19,200	18,900

Total options	561,800	8,401

March 31, 2002
Exercise price ¥8,029 and ¥9,470	842,600	8,080
Exercise price ¥18,900	38,400	18,900

Total options	881,000	8,551

March 31, 2003
Exercise price ¥8,029, ¥9,470 and ¥9,290	1,267,000	8,230	$69.75
Exercise price ¥18,900	56,700	18,900	160.17

Total options	1,323,700	8,687	73.62

The fair value of options at the date of grant for the years ended 2001, 2002 and 2003 were calculated using the Black Scholes model with the following assumptions:

	Years ended March 31,
	2001	2002	2003	2003
Fair value	¥4,884	¥1,835	¥1,294	$10.97
Interest rate	0.997%	0.068%	0.005%
Expected life	4 years	2 years	1 year
Volatility	31.791%	52.540%	51.970%
Expected dividends	0.317%	0.749%	0.738%

Kyocera Corporation and Consolidated Subsidiaries

Notes to The Consolidated Financial Statements—(Continued)

Foreign:

AVX has two stock option plans. Under the 1995 stock option plan, as amended, AVX may grant options to employees for the purchase of up to an aggregate of 9,300,000 shares of common stock. Under the Non- Employee Directors’ stock option plan, as amended, AVX may grant options to non-employee directors for the purchase of up to an aggregate of 650,000 shares of common stock. Under both plans, the exercise price of each option shall not be less than the market price of AVX’s stock on the date of grant and with a maximum term of 10 years. The options granted under the 1995 stock option plan vest as to 25% annually and options granted under the Non-Employee Directors’ stock option plan vest as to one third annually.

The following table summarizes the transactions of AVX’s stock option plans for the years ended March 31, 2001, 2002 and 2003:

	Number of Options	Weighted Average Exercise Price
Balance, March 31, 2000	3,504,528	$9.61

Granted	1,367,500	23.84
Exercised	(757,234)	10.51
Canceled	(64,400)	11.46

Balance, March 31, 2001	4,050,394	14.22

Granted	120,000	22.23
Exercised	(562,794)	9.10
Canceled	(87,000)	18.47

Balance, March 31, 2002	3,520,600	15.20

Granted	915,655	15.86
Exercised	(141,700)	9.01
Canceled	(54,700)	20.70

Balance, March 31, 2003	4,239,855	15.48

Price range $15.44 to $29.30 (weighted average contractual life 7.8 years)	1,947,900	$22.25
Price range $7.50 to $13.00 (weighted average contractual life 5.5 years)	2,291,955	9.73
Exercisable options:
March 31, 2001	1,458,594	$10.05
March 31, 2002	1,888,825	12.31
March 31, 2003	2,459,650	13.65

The calculated for fair value at the date of grant for each option granted during the years ended March 31, 2001, 2002 and 2003 was $8.95 to $17.24, $10.91 and $5.00 to $9.18, respectively. The fair value of options at the date of grant was calculated using the Black Scholes model with the following weighted average assumptions:

	Years ended March 31,
	2001	2002	2003
Interest rate	6.6%	6.6%	2.34-3.9%
Expected life	5 years	4 years	4 years
Volatility	57-65%	60%	60%
Expected dividends	0.47-0.82%	0.92%	0.71-1.39%

Kyocera Corporation and Consolidated Subsidiaries

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Wireless Corporation and its consolidated subsidiaries (KWC) provide all key employees with stock options. The options become vested gradually over a four-year period provided participants remain a KWC employee. The exercise price shall not be less than 85% of the fair market value of the common stock at the time the option is granted, and the grant has a maximum term of 10 years. Since KWC is not traded on any stock exchange, the KWC Board is responsible for determining the fair market value using reasonable means. KWC may grant options to all key employees for the purchase of up to an aggregate of 3,800,000 shares of common stock. For the year ended March 31, 2003, KWC recognized compensation expense of ¥50($424)—net of taxes of ¥35($297) for its variable stock option plan, under Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees.”

The following table summarizes information on the stock option plan for the years ended March 31, 2001, 2002 and 2003:

	Number of Options	Weighted Average Exercise Price
Balance, March 31, 2000	—	$—

Granted	417,025	2.18
Exercised	—	—
Canceled	(3,575)	2.18

Balance, March 31, 2001	413,450	2.18

Granted	464,400	2.97
Exercised	—	—
Canceled	(45,807)	2.39

Balance, March 31, 2002	832,043	2.61

Granted	2,555,875	2.41
Exercised	—	—
Canceled	(58,815)	2.67

Balance, March 31, 2003	3,329,103	2.46

Price range $2.18 to $3.45 (weighted average contractual life 9.4 years)	3,329,103	2.46
Exercisable options:
March 31, 2001	71,296	2.18
March 31, 2002	210,939	2.32
March 31, 2003	1,767,183	2.31

The fair value of options at the date of grant for the years ended 2001, 2002 and 2003 were calculated using the Black Scholes model with the following weighted average assumptions:

	Years ended March 31,
	2001	2002	2003
Fair value	$1.03	$2.26	$1.68
Interest rate	5.8%	4.5%	3.4%
Expected life	5 years	5 years	5 years
Volatility	45%	45%	45%
Expected dividends	—	—	—

Kyocera Corporation and Consolidated Subsidiaries

Notes to The Consolidated Financial Statements—(Continued)

Pro forma fair value information:

SFAS No. 123 “Accounting for Stock-Based Compensation” allows a company to record compensation expense for stock-based compensation plans at fair value or provide pro forma disclosures. Kyocera has chosen to continue to account for stock-based compensation using the method, APB No. 25, under which no compensation expense for fixed stock options granted at or above fair market value is recognized. Accordingly, no compensation expense has been recognized by the Company and AVX. KWC recognized ¥50 ($424)—net of taxes of ¥35 ($297) in the Consolidated Statements of Income, as compensation expense under APB No. 25, because KWC has a variable stock option plan. Had compensation expense for Kyocera’s stock options been recognized based on the grant dates under the methodology prescribed by SFAS No. 123, Kyocera’s net income and earnings per share for the years ended March 31, 2001, 2002 and 2003 would have been impacted as shown in the following table:

	Years ended March 31,
	2001	2002	2003	2003
Income before cumulative effect of change in accounting principle, as reported	¥219,529	¥33,791	¥43,421	$367,975
Add : Stock-based employee compensation expense included in reported Income before cumulative effect of change in accounting principle—net of taxes	—	—	50	424
Deduct : Total stock-based employee compensation expense determined under fair value based method for all awards—net of taxes	(1,034)	(1,190)	(1,559)	(13,212)

Pro forma income before cumulative effect of change in accounting principle	218,495	32,601	41,912	355,187
Cumulative effect of change in accounting principle—net of taxes of ¥233 for the year ended March 31, 2002	—	(1,838)	(2,256)	(19,119)

Pro forma net income	¥218,495	¥30,763	¥39,656	$336,068

Earnings per share :
Income before cumulative effect of change in accounting principle :
Basic, as reported	¥1,161.20	¥178.74	¥233.02	$1.97
Basic, pro forma	1,155.74	172.45	224.93	1.91
Diluted, as reported	1,157.83	178.59	232.97	1.97
Diluted, pro forma	1,153.08	172.38	224.91	1.91

Net income :
Basic, as reported	1,161.20	169.02	220.91	1.87
Basic, pro forma	1,155.74	162.73	212.82	1.80
Diluted, as reported	1,157.83	168.88	220.86	1.87
Diluted, pro forma	1,153.08	162.66	212.81	1.80

12.    DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES:

Kyocera’s activities expose it to a variety of market risks, including the effects of changes in foreign currency exchange rates and interest rates. Over sixty percent of Kyocera’s revenues are generated from overseas customers, which exposes it to foreign currency exchange rates fluctuations. These financial exposures are monitored and managed by Kyocera as an integral part of its overall risk management program. Kyocera’s risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

Kyocera Corporation and Consolidated Subsidiaries

Notes to The Consolidated Financial Statements—(Continued)

Kyocera maintains a foreign currency risk management strategy that uses derivative financial instruments, such as foreign currency forward contracts, swaps and options, to minimize the volatility in its cash flows caused by changes in foreign currency exchange rates. Movements in foreign currency exchange rates pose a risk to Kyocera’s operations and competitive position, since exchange rates changes may affect the profitability, cash flows, and business and/or pricing strategies of non Japan-based competitors. These movements affect cross-border transactions that involve, but not limited to, direct export sales made in foreign currencies and raw material purchases incurred in foreign currencies.

Kyocera maintains an interest rate risk management strategy that uses derivative financial instruments, such as interest rate swaps and options, to minimize significant, unanticipated cash flow fluctuations caused by interest rate volatility.

By using derivative financial instruments to hedge exposures to changes in exchange rates and interest rates, Kyocera exposes itself to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes Kyocera, which creates repayment risk for Kyocera. When the fair value of a derivative contract is negative, Kyocera owes the counterparty and, therefore, it does not possess repayment risk. Kyocera minimizes the credit (or repayment) risk in derivative financial instruments by (1) entering into transactions with creditworthy counterparties, (2) limiting the amount of exposure to each counterparty, and (3) monitoring the financial condition of its counterparties.

Cash Flow Hedges

Kyocera uses interest rate swaps and options mainly to convert a portion of its variable rate debt to fixed rates.

For the years ended 2002 and 2003, Kyocera recognized a net gain of ¥306 and a net loss of ¥710 ($6,017) (reported as other income (expenses)—other, net in the consolidated statement of income), which represented the ineffective portion of cash flow hedges.

Kyocera also charged a previously deferred net loss of ¥60 and ¥240 ($2,034) to interest expense in the consolidated statement of income for the years ended 2002 and 2003, as a result of the execution of the corresponding transaction.

At March 31, 2003, ¥331 ($2,805), net of tax, was recorded as unrealized losses on derivative instruments accumulated in other comprehensive income, which represented changes in fair value of the effective portion of cash flow hedges which qualify and have been designated for hedge accounting treatment. These deferred losses are anticipated to be charged to earnings during the next eighteen months as the underlying transactions occur.

Other Derivatives

Kyocera’s main direct foreign export sales and some import purchases are denominated in the customers’ and suppliers’ local currency, principally the U.S. dollar, Euro and STG. Kyocera purchases foreign currency swaps and forward contracts with terms normally lasting less than three months to protect against the adverse effects that exchange-rate fluctuations may have on foreign-currency-denominated trade receivables and payables. Kyocera does not adopt hedge accounting for such derivatives. The gains and losses on both the derivatives and the foreign-currency-denominated trade receivables and payables are recorded as foreign currency transaction (losses) gains in the consolidated statements of income.

Kyocera Corporation and Consolidated Subsidiaries

Notes to The Consolidated Financial Statements—(Continued)

The aggregate contract amounts of derivative financial instruments are as follows:

	March 31,
	2002	2003	2003
Currency swaps*	¥669	¥587	$4,975
Foreign currency forward contracts to sell*	56,582	63,074	534,525
Foreign currency forward contracts to purchase*	6,146	7,289	61,771
Interest rate swaps	127,908	93,870	795,508

*	Hedge accounting is not adopted.

Kyocera Corporation and Consolidated Subsidiaries

Notes to The Consolidated Financial Statements—(Continued)

13.    FAIR VALUE OF FINANCIAL INSTRUMENTS:

The fair values of financial instruments at March 31, 2002 and 2003 and the methods and assumptions used to estimate the fair value are as follows:

	March 31,
	2002		2003		2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Non-derivatives:
Assets:
Cash and cash equivalents (a)	¥280,899	¥280,899	¥298,310	¥298,310	$2,528,051	$2,528,051
Restricted cash (a)	59,509	59,509	56,368	56,368	477,695	477,695
Short-term investments (b)	10,902	10,887	14,651	14,633	124,161	124,008
Short-term finance receivables (c)	78,553	78,576	27,595	27,600	233,855	233,898
Securities and other investments (b) (c)	301,659	301,186	308,137	308,155	2,611,330	2,611,483
Long-term finance receivables (c)	77,807	82,069	121,140	123,441	1,026,611	1,046,110

	¥809,329	¥813,126	¥826,201	¥828,507	$7,001,703	$7,021,245

Liabilities:
Short-term borrowings (a)	¥(106,880)	¥(106,880)	¥(107,886)	¥(107,886)	$(914,288)	$(914,288)
Current portion of long-term debt (c)	(12,401)	(12,407)	(30,198)	(30,244)	(255,915)	(256,305)
Long-term debt (c)	(96,856)	(97,456)	(60,736)	(61,487)	(514,712)	(521,076)

	¥(216,137)	¥(216,743)	¥(198,820)	¥(199,617)	$(1,684,915)	$(1,691,669)

Derivatives:
Currency swaps (d)	¥3	¥3	¥(10)	¥(10)	$(85)	$(85)
Foreign currency forward contracts to sell (d)	(779)	(779)	(1,142)	(1,142)	(9,678)	(9,678)
Foreign currency forward contracts to purchase (d)	25	25	108	108	915	915
Interest rate swaps (d)	(1,640)	(1,640)	(2,243)	(2,243)	(19,008)	(19,008)

Both short-term finance receivables and long-term finance receivables in the above do not include investments in direct financing leases.

(a)	The carrying amount approximates fair value because of the short maturity of these instruments.
(b)	The fair value is based on quoted market prices.
(c)	The fair value is estimated by discounting cash flows, using current interest rates for instruments with similar terms and remaining maturities.
(d)	The fair value is estimated based on quotes from financial institutions.

Kyocera Corporation and Consolidated Subsidiaries

Notes to The Consolidated Financial Statements—(Continued)

14.    COMMITMENTS AND CONTINGENCIES:

At March 31, 2003, Kyocera had contractual obligations for the acquisition or construction of property, plant and equipment aggregating approximately ¥11,617 ($98,449) principally within one year.

The Company guarantees the debt of unconsolidated subsidiaries aggregating ¥700 ($5,932) at March 31, 2003. The financial guarantees are made in the form of commitments and letters of awareness issued to financial institutions and generally obligate the Company to make payments in the event of default by the borrowers. The Company knows no event of default.

A foreign subsidiary has a material supply agreement for a significant portion of its anticipated material used in its operations. Under the agreement, during the year ended March 31, 2003, the foreign subsidiary purchased ¥15,733 ($133,331) and is obligated to purchase ¥27,024 ($229,017) in total for next three years.

Kyocera rents certain office space, stores and other premises under cancelable leases, which are customarily renewed. However, total rental expense is not significant in relation to total operating expenses.

Kyocera is subject to various lawsuits and claims, which arise, in the ordinary course of business. Kyocera consults with legal counsel and assesses the likelihood of adverse outcomes of these contingencies. Kyocera records liabilities for these contingencies when the likelihood of an adverse outcome is probable and the amount is reasonably estimable.

The following are material pending, concluded and settled legal proceedings (other than routine litigation incidental to the business) to which the Company or any of its subsidiaries is a party or to which any of their property is subject.

On September 1, 1994, the International Chamber of Commerce issued its award with respect to the arbitration between the Company and LaPine Technology Corporation (LTC), Prudential-Bache Trade Corporation (PBTC) (presently renamed Prudential-Bache Trade Services, Inc.), et al. for the alleged breach of an agreement by the Company in connection with the reorganization of LTC. The award ordered the Company to pay to LTC and PBTC as damages, approximately ¥30,326 ($257,000), including interest, arbitration costs and attorneys’ fees. The Company filed a motion to vacate, modify and correct the award in the U.S. District Court for the Northern District of California pursuant to an agreement between the parties providing for broad judicial examination of arbitration awards.

LTC and PBTC filed a motion to confirm the award. On December 11, 1995, the District Court ruled that the agreement between the parties concerning judicial examination of the award was invalid and granted the motion filed by LTC and PBTC without examining the merits of the arbitration award. On January 9, 1996, the Company appealed to the Ninth Circuit Court of Appeals. On December 9, 1997, the Ninth Circuit, reversed the District Court, concluded that the provisions in the parties’ arbitration agreement providing for broad judicial review were valid and ordered the case returned to the District Court for review of the award under the standards agreed to by the parties.

On April 4, 2000, the District Court issued an order confirming the arbitrators’ conclusions of law in Phase 1 of the arbitration. On October 2, 2000, the District Court entered its initial decision on Phase 2 of the arbitration award, which consists of the money damages award. The Court confirmed all of the arbitrators’ findings of facts and conclusions of law, except for one important finding of fact about LTC’s profitability in the second quarter of 1987. The Court ruled that the arbitrators’ finding that LTC achieved an operating profit in the second quarter of 1987 was not supported by substantial evidence. Subsequently, on March 6, 2001, the District

Kyocera Corporation and Consolidated Subsidiaries

Notes to The Consolidated Financial Statements—(Continued)

Court entered an order confirming Phase 2 of the award, except for the one finding of fact vacated by its October 2, 2000 ruling. The Court’s March 6, 2001 order includes the confirmation of the Arbitrators’ award of damages. On April 3, 2001, the Company filed its Notices of Appeal of the District Court’s orders confirming the arbitral award.

On May 17, 2001, the District Court entered its amended judgment, ordering compensation to be paid by the Company to LTC and PBTC in an aggregate amount of ¥50,472 ($427,728) plus prejudgment and postjudgment interest. On May 25, the Company filed Notices of Appeal of the judgment.

On June 21, 2001, the District Court entered an order awarding LTC and PBTC attorneys’ fees and disbursements. On July 5, 2001, the Company filed Notices of Appeal of that order. The Company’s appeal brief was filed in the Ninth Circuit Court of Appeals on August 29, 2001.

The Company filed a Reply Brief on December 5, 2001. A hearing was held in the Ninth Circuit Court of Appeals on May 13, 2002. The Ninth Circuit Court of Appeals issued panel decision on July 23, 2002, affirming the District Court’s judgment and award in its entirety. According to the judgment, the Company’s compensation to be paid was approximately ¥53,454 ($453,000), inclusive of prejudgment and postjudgment interest. The Company filed a Petition for Rehearing and Rehearing En Banc on August 6, 2002, seeking a rehearing of its appeal before the panel that issued the opinion, and before an en banc panel of eleven Ninth Circuit Judges. On October 1, 2002, the Ninth Circuit Court of Appeals entered an order directing LTC and PBTC to file a response to the Company’s petition. On October 11, 2002, LTC and PBTC filed a response opposing a rehearing of the appeal. On October 30, 2002, the Ninth Circuit Court of Appeals entered an order granting the Company leave to file a reply to the response filed by LTC and PBTC.

On December 17, 2002, the Ninth Circuit Court of Appeals entered an order granting the Company’s petition for en banc review, and withdrawing the July 23 panel decision. Oral argument on the Company’s petition was scheduled for March 25, 2003. On March 21, 2003, an en banc panel of the Ninth Circuit Court of Appeals entered an order taking the oral argument for the Company’s petition off calendar so that the court could have the benefit of supplemental briefing from the parties on the issue of whether a contract between private parties may bind a federal court to apply a different standard of review from the standard specified in the Federal Arbitration Act. On April 29, 2003, the parties filed supplemental briefs addressing the issues raised by the en banc panel of Ninth Circuit judges. Argument on the appeal has not as yet been rescheduled.

If the Company is ultimately unsuccessful in reversing any aspect of the current adverse judgment, the Company may be required to pay damages, inclusive of costs and interest to date, of at least ¥55,696 ($472,000).

The Company owns one third of the outstanding stock of LaPine Holding Company, which in turn owns 100% of the stock of LTC. Therefore, one third of net assets of LTC after the payment of damages, inclusive of costs and interest to date, any excess of liability for this contingency from the Company will be ultimately reimbursed to the Company. Taking into account this equity interest, the Company has set aside accrued litigation expenses of approximately ¥41,862 ($354,763) at March 31, 2003 in respect of any potential adverse judgment in this case, and any excess of liability for this contingency would be incurred as an expense. In light of this contingency, the Company believes that such an expense would not have a significant effect on Kyocera’s consolidated results of operations and financial condition in fiscal 2004.

In connection with this litigation, in 1995 the Company purchased from a bank a letter of credit, which remains in place as security for the arbitral award. In order to minimize facility fees for the letter of credit, the Company deposited ¥56,368 ($477,695) in cash on hand restricted for use at March 31, 2003.

Kyocera Corporation and Consolidated Subsidiaries

Notes to The Consolidated Financial Statements—(Continued)

Kyocera is involved in litigation, and disputes in addition to the above. However, based on the information available, management believes that damages, if any, resulting from these actions will not have a significant effect on the consolidated financial statements.

15.    STOCKHOLDERS’ EQUITY:

Under the Commercial Code of Japan (the “Code”), the entire amount of the issue price of new shares issued is required to be capitalized as stated capital, although the Company may, by resolution of its Board of Directors, capitalize an amount not exceeding one-half of the issue price of the new shares as additional paid-in capital.

The Code requires a domestic company to appropriate as a legal reserve an amount equal to at least 10% of the amount paid out by it as appropriation of retained earnings (including any payment by way of annual dividend and bonuses to Directors and Statutory Auditors) for the period or equal to 10% of any interim dividend until the sum of the legal reserve and the additional paid-in capital equals 25% of its stated capital. The legal reserve and additional paid-in capital may be transferred to stated capital through suitable director actions or used to reduce a deficit through suitable stockholder actions. The appropriated legal reserve at March 31, 2003 included in retained earnings was ¥18,171 ($153,992).

The Code provides certain restrictions on payment of dividends in connection with the repurchased treasury stock. At March 31, 2003, the Company reserved ¥52,034 ($440,966) of treasury stock repurchased mainly for stock options, which are restricted as to the payment of cash dividends. The amount of statutory retained earnings of the Company available for the payment of dividends to stockholders at March 31, 2003 was ¥453,726 ($3,845,136)

The Company’s Board of Directors, with subsequent approval by the stockholders, has declared annual appropriations of retained earnings for various purposes, totaling ¥473,128 ($4,009,559) at March 31, 2003. Any disposition of such appropriations shall be at the discretion of the Board of Directors and stockholders. Such appropriations have not been segregated from retained earnings in the accompanying consolidated financial statements.

Kyocera’s equity in retained earnings or deficits of affiliates and unconsolidated subsidiaries accounted for by the equity method of accounting aggregating ¥4,888 ($41,424) at March 31, 2003 was included in retained earnings.

Kyocera Corporation and Consolidated Subsidiaries

Notes to The Consolidated Financial Statements—(Continued)

Changes in accumulated other comprehensive income are as follows:

	Foreign Currency Translation Adjustments	Minimum Pension Liability Adjustments	Net Unrealized Gains (Losses) on Securities	Net Unrealized Gains (Losses) on Derivative Financial Instruments	Total Accumulated Comprehensive Income
Balance, March 31, 2000	¥(45,908)	¥—	¥10,390	¥—	¥(35,518)
Net change for the year	31,064	—	(15,219)	—	15,845

Balance, March 31, 2001	(14,844)	—	(4,829)	—	(19,673)
Net change for the year	20,445	—	(23,097)	(425)	(3,077)

Balance, March 31, 2002	5,601	—	(27,926)	(425)	(22,750)
Net change for the year	(20,578)	(10,931)	(2,029)	94	(33,444)

Balance, March 31, 2003	¥(14,977)	¥(10,931)	¥(29,955)	¥(331)	¥(56,194)

Balance, March 31, 2002	$47,466	$—	$(236,661)	$(3,602)	$(192,797)
Net change for the year	(174,390)	(92,635)	(17,195)	797	(283,423)

Balance, March 31, 2003	$(126,924)	$(92,635)	$(253,856)	$(2,805)	$(476,220)

16.    INCOME TAXES:

Income before income taxes and income taxes are made up of the following components:

	2001	2002	2003	2003
Income before income taxes:
Domestic	¥287,921	¥51,749	¥71,715	$607,754
Foreign	112,301	3,649	4,322	36,627

Total income before income taxes	¥400,222	¥55,398	¥76,037	$644,381

Income taxes:
Current income taxes:
Domestic	¥63,581	¥30,335	¥32,554	$275,881
Foreign	38,430	3,852	1,111	9,415

Total current income taxes	102,011	34,187	33,665	285,296

Deferred income taxes:
Domestic	59,944	(9,181)	(830)	(7,034)
Foreign	(1,468)	(3,698)	(55)	(466)

Total deferred income taxes	58,476	(12,879)	(885)	(7,500)

Total income taxes	¥160,487	¥21,308	¥32,780	$277,796

In Japan, a company is subject to a number of taxes, based on income, which in the aggregate indicate normal statutory income tax rates of approximately 42.0%.

Kyocera Corporation and Consolidated Subsidiaries

Notes to The Consolidated Financial Statements—(Continued)

Reconciliation between the Japanese statutory income tax rate and Kyocera’s effective tax rate is as follows:

	2001	2002	2003
Japanese statutory tax rate	42.0%	42.0%	42.0%
Income of foreign subsidiaries taxed at lower than statutory tax rates	(2.2)	(2.4)	(1.0)
Valuation allowances	0.3	0.3	(0.8)
Decrease in income taxes resulting from equity in earnings	(0.2)	(1.0)	(1.6)
Devaluation of investment in an affiliate	—	—	2.9
Tax rate change*	—	—	(0.5)
Other	0.2	(0.4)	2.1

Effective income tax rate	40.1%	38.5%	43.1%

*	On March 31, 2003, the Japanese National Diet approved various changes to the calculation of the statutory local enterprise tax. The statutory tax rate for using calculation of deferred tax assets and deferred tax liabilities, of which temporary difference will be realized after April 1, 2004, was changed from 42.0% to 41.0% or 40.0%, which was determined by the local tax rate of prefectures, in which the Company and each subsidiary locate. As a result of this change, the amount of deferred tax liabilities, net of deferred tax assets, decreased by ¥418 ($3,542) and the amount of deferred income tax in fiscal 2003 decreased by ¥418 ($3,542).

The components of the deferred tax assets and deferred tax liabilities at March 31, 2002 and 2003 are as follows:

	2002	2003	2003
Deferred tax assets:
Enterprise tax	¥1,588	¥2,401	$20,347
Inventories	15,450	13,560	114,915
Allowance for doubtful accounts	6,079	8,072	68,407
Accrued expenses	24,732	22,618	191,678
Employee benefits	25,950	35,899	304,229
Depreciation	23,797	28,234	239,271
Net unrealized losses on securities	20,302	21,120	178,983
Securities	—	3,480	29,492
Net operating losses	8,641	15,028	127,356
Other, net	3,679	5,312	45,017

Subtotal	130,218	155,724	1,319,695
Valuation allowance	(11,009)	(20,855)	(176,737)

Total deferred tax assets	¥119,209	¥134,869	$1,142,958

Deferred tax liabilities:
Depreciation	¥1,108	¥2,777	$23,534
Gain on public stock issuance	86,148	86,148	730,068
Other, net	669	754	6,390

Total deferred tax liabilities	¥87,925	¥89,679	$759,992

At March 31, 2003, Kyocera had net losses carried forward of approximately ¥45,834 ($388,424), which would be available to offset future taxable income. Approximately 25% of these net losses carry forward will expire within next five fiscal years and the remaining 75% will not expire.

Kyocera Corporation and Consolidated Subsidiaries

Notes to The Consolidated Financial Statements—(Continued)

No provisions for income taxes have been made on undistributed earnings of subsidiaries and affiliates as distributions from the domestic companies would be essentially free from additional taxation, and substantially all of the unremitted earnings of foreign subsidiaries and affiliates are either permanently reinvested or, if remitted, would result in nominal tax by utilization of available foreign tax credits. Undistributed earnings of subsidiaries and affiliates were approximately ¥214,549 ($1,818,212) at March 31, 2003.

The net changes in the total valuation allowance for the years ended March 31, 2002 and 2003 were a decrease of ¥1,115 and an increase of ¥9,846 ($83,441), respectively.

17.    IMPLEMENTATION OF THE REHABILITATION PLAN:

Kyocera Mita Corporation went bankrupt in August 1998 and submitted its rehabilitation plan to the Osaka District Court on October 5, 1999. This plan was approved by creditors on January 14, 2000 and then accepted by the district court on January 18, 2000. On April 29, 2000, the Company acquired 100% of the equity of Kyocera Mita Corporation.

Kyocera Mita Corporation submitted the revision of its rehabilitation plan to the Osaka District Court in November 2001. Kyocera Mita Corporation had planned to pay the debts under its rehabilitation plan by July 2009 in accordance with the plan accepted by the district court on January 18, 2000. Kyocera Mita Corporation paid all of the debts under the rehabilitation plan in February 2002 in accordance with the revised plan. On March 5, 2002, the District Court concluded that Kyocera Mita Corporation had fulfilled all obligations under its rehabilitation plan.

18.    SUPPLEMENTAL EXPENSE INFORMATION AND DDI-KDD-IDO MERGER:

Research and development expenses for the years ended March 31, 2001, 2002 and 2003 amounted to ¥35,128, ¥40,399 and ¥47,268 ($400,576), respectively.

Advertising expenses for the years ended March 31, 2001, 2002 and 2003 amounted to ¥9,494, ¥11,211 and ¥11,189 ($94,822), respectively.

Shipping and handling costs for the years ended March 31, 2001, 2002 and 2003 amounted to ¥9,638, ¥8,993 and ¥10,107 ($85,653), respectively, and were included in selling, general and administrative expenses in the consolidated statements of income.

On October 1, 2000, DDI Corporation (DDI), which provides telecommunications services, merged with KDD Corporation (KDD) and IDO Corporation (IDO), and DDI, the surviving company was named KDDI Corporation (KDDI). Under the terms of the merger agreements, KDD stockholders received one share of KDDI common stock (¥5,000 par value) for every 92.1 common shares of KDD (¥500 par value) held; and IDO stockholders received one share of KDDI common stock for every 2.9 common shares of IDO (¥50,000 par value) held. DDI issued 1,345,260.60 shares of common stock for the merger. Prior to the merger, DDI issued 123,448 shares of common stock to Toyota Motor Corporation.

As a result of these transactions described above, the Company recognized a ¥174,076 gain on stock issuance of an affiliate. The Company recognized deferred income taxes on this gain on stock issuance. The Company’s equity interest in KDDI decreased from 25.16% to 15.30%. The Company discontinued the equity method for investments in common stock of KDDI from the second half of fiscal 2001. In relation to the decrease of the Company’s equity interest in KDDI, the Company’s indirect equity interest in DDI POCKET, Inc., which provides Personal Handyphone System (PHS) services, also decreased. The Company’s equity interest in DDI

Kyocera Corporation and Consolidated Subsidiaries

Notes to The Consolidated Financial Statements—(Continued)

POCKET, Inc., decreased from 33.68% to 13.35%. Consequently, from the second half of fiscal 2001, the Company also discontinued the equity method for investments in common stock of DDI POCKET, Inc.

19.    SEGMENT REPORTING:

Kyocera adopts SFAS No.131, “Disclosures about Segments of an Enterprise and Related Information”.

Fine ceramics group consists of fine ceramic parts, automotive parts, semiconductor parts, cutting tools, Jewelry, BIOCERAM, solar energy products and applied ceramic products. Electronic device group consists of electronic components and thin-film products. Equipment group consists of telecommunications equipment, information equipment and optical instruments. Others previously consisted of telecommunication network systems, financial services such as leasing and credit financing, research and development division, and office renting services. However, based on a reorganization of the group structure on August 1, 2002, management reviewed segment reporting and decided to reflect the accomplishment of fundamental research and development division to each operating segment from the prospective point of view that the effort will lead advancement of achievement.

This change has been made in order to clarify the closer substance of the business of Kyocera.

Segment information for the years ended March 31, 2001 and 2002 have been restated to conform to fiscal 2003 presentation.

Intersegment sales, operating revenue and transfers are made with reference to prevailing market price. Transactions between reportable segments are immaterial and not shown separately.

Segment operating profit represents net sales, less related costs and operating expenses, excluding corporate revenue and expenses, equity in earnings, gain on stock issuance by an affiliate, income taxes, minority interest and cumulative effect of change in accounting principle.

Segment assets represent those assets associated with a specific operating segment. Corporate assets consist primarily of cash and cash equivalents, the corporate headquarter’s facilities and various other investments and assets that are not specific to each operating segment.

Sales to KDDI and its consolidated subsidiaries, which is mainly included in Equipment group, for the years ended 2001, 2002 and 2003 comprised of approximately 8.2%, 10.2% and 10.8% of consolidated net sales, respectively.

Kyocera Corporation and Consolidated Subsidiaries

Notes to The Consolidated Financial Statements—(Continued)

Information by operating segments at March 31, 2001, 2002 and 2003 and for each of the years then ended is summarized on the following page:

Operating segments

	2001	2002	2003	2003
Net sales:
Fine ceramics group	¥363,026	¥252,879	¥238,867	$2,024,297
Electronic device group	392,700	234,938	227,962	1,931,881
Equipment group	467,362	478,293	529,784	4,489,695
Others	79,790	86,116	86,214	730,627
Adjustments and eliminations	(17,825)	(17,652)	(13,057)	(110,653)

	¥1,285,053	¥1,034,574	¥1,069,770	$9,065,847

Operating profit:
Fine ceramics group	¥88,771	¥20,137	¥18,797	$159,297
Electronic device group	126,455	4,372	11,816	100,136
Equipment group	28,318	24,413	40,020	339,152
Others	6,839	7,438	7,244	61,390

	250,383	56,360	77,877	659,975
Corporate	(25,243)	(2,508)	(5,382)	(45,610)
Equity in earnings of affiliates and unconsolidated subsidiaries	2,209	1,559	3,092	26,203
Gain on stock issuance of an affiliate	174,076	—	—	—
Adjustments and eliminations	(1,203)	(13)	450	3,813

Income before income taxes	¥400,222	¥55,398	¥76,037	$644,381

Assets:
Fine ceramics group	¥247,053	¥201,442	¥179,052	$1,517,390
Electronic device group	375,711	349,322	333,392	2,825,356
Equipment group	314,278	283,778	280,848	2,380,068
Others	217,393	230,319	252,041	2,135,940

	1,154,435	1,064,861	1,045,333	8,858,754
Corporate	612,515	618,036	600,853	5,091,975
Investments in and advances to affiliates and unconsolidated subsidiaries	26,095	26,206	24,398	206,763
Adjustments and eliminations	(64,989)	(63,645)	(35,570)	(301,441)

Total assets	¥1,728,056	¥1,645,458	¥1,635,014	$13,856,051

Depreciation and amortization:
Fine ceramics group	¥20,876	¥24,530	¥18,337	$155,399
Electronic device group	30,733	32,817	25,870	219,237
Equipment group	17,275	25,331	24,445	207,161
Others	3,612	3,613	4,158	35,237
Corporate	1,676	2,206	2,510	21,271

	¥74,172	¥88,497	¥75,320	$638,305

Valuation allowance for receivables:
Fine ceramics group	¥260	¥202	¥129	$1,093
Electronic device group	11	396	21	178
Equipment group	607	849	814	6,898
Others	3,638	1,219	653	5,534
Corporate	217	53	164	1,390

	¥4,733	¥2,719	¥1,781	$15,093

Losses on inventories:
Fine ceramics group	¥324	¥2,585	¥1,973	$16,720
Electronic device group	555	7,279	2,250	19,068
Equipment group	1,922	1,981	2,343	19,856
Others	15	27	400	3,390
Corporate	—	—	—	—

	¥2,816	¥11,872	¥6,966	$59,034

Capital expenditures:
Fine ceramics group	¥32,823	¥14,536	¥8,095	$68,602
Electronic device group	48,275	16,112	13,501	114,415
Equipment group	17,352	15,009	13,311	112,805
Others	4,853	5,249	4,115	34,873
Corporate	2,641	3,725	1,592	13,491

	¥105,944	¥54,631	¥40,614	$344,186

Kyocera Corporation and Consolidated Subsidiaries

Notes to The Consolidated Financial Statements—(Continued)

Information for revenue from external customers by product shipment destination and long-lived assets based on physical location as of and for the years ended March 31, 2001, 2002 and 2003 are summarized as follows:

Geographic segments

	2001	2002	2003	2003
Net sales:
Japan	¥490,923	¥408,561	¥423,190	$3,586,356
United States of America	348,109	289,517	264,755	2,243,686
Asia	217,456	148,349	178,384	1,511,729
Europe	163,487	141,493	144,293	1,222,822
Others	65,078	46,654	59,148	501,254

	¥1,285,053	¥1,034,574	¥1,069,770	$9,065,847

Long-lived assets:
Japan	¥204,961	¥186,403	¥183,778	$1,557,441
United States of America	64,396	62,178	46,286	392,254
Asia	20,373	31,554	34,201	289,839
Europe	31,307	30,531	24,342	206,288
Others	9,921	7,563	5,148	43,627

	¥330,958	¥318,229	¥293,755	$2,489,449

There are no individually material countries with respect to revenue from external customers and long-lived assets in Asia, Europe and Others.

20.    EARNINGS PER SHARE:

A reconciliation of the numerators and the denominators of basic and diluted earnings per share (EPS) computations is as follows:

	2001	2002	2003	2003
Income before cumulative effect of change in accounting principle	¥219,529	¥33,791	¥43,421	$367,975
Cumulative effect of change in accounting principle	—	(1,838)	(2,256)	(19,119)
Net income	219,529	31,953	41,165	348,856

Basic earnings per share:
Income before cumulative effect of change in accounting principle	1,161.20	178.74	233.02	1.97
Cumulative effect of change in accounting principle	—	(9.72)	(12.11)	(0.10)
Net income	1,161.20	169.02	220.91	1.87

Diluted earnings per share:
Income before cumulative effect of change in accounting principle	1,157.83	178.59	232.97	1.97
Cumulative effect of change in accounting principle	—	(9.71)	(12.11)	(0.10)
Net income	1,157.83	168.88	220.86	1.87

Basic weighted average number of shares outstanding:	189,053	189,050	186,338
Dilutive effect of stock options	551	154	44
Diluted weighted average number of shares outstanding	189,604	189,204	186,382

Kyocera Corporation and Consolidated Subsidiaries

Notes to The Consolidated Financial Statements—(Continued)

21.    SUPPLEMENTAL CASH FLOW INFORMATION:

Supplemental information related to the consolidated statements of cash flows is as follows:

	2001	2002	2003	2003
Cash paid during the year for:
Interest	¥3,998	¥5,299	¥3,230	$27,373
Income taxes	81,810	72,111	32,012	271,288

Acquisitions of business:
Fair value of assets acquired	¥103,370	¥543	¥32,015	$271,314
Fair value of liabilities assumed	(91,277)	(456)	(22,584)	(191,390)
Stock issuance for acquisition	—	—	(9,381)	(79,500)
Cash acquired	(12,461)	(27)	(4,108)	(34,814)

	¥(368)	¥60	¥(4,058)	$(34,390)

22.    RECLASSIFICATIONS:

Certain reclassifications of previously reported amounts have been made to the consolidated balance sheets at March 31, 2002, the consolidated statements of income for the year ended March 31, 2001, and the consolidated statements of cash flows for the years ended March 31, 2001 and 2002, and corresponding footnote disclosures to conform to the current year presentation. Such reclassifications have no effect on net assets, net income and cash flows.

23.    SUBSEQUENT EVENTS:

Subsequent to March 31, 2003, the Company’s Board of Directors declared a cash dividend of ¥5,548 ($47,017) payable on June 26, 2003 to stockholders of record on March 31, 2003. The dividend declared is subject to approval by the stockholders at the meeting held on June 25, 2003.

On April 25, 2003, the Company’s Board of Directors decided to submit a resolution to the stockholders for approval of the issuance of stock acquisition rights to directors, statutory auditors, corporate executive officers and certain key employees of the Company and its subsidiaries. This issuance of stock acquisition rights is intended to enable the grant of stock options and the kind and the maximum number of shares to be issued is 1,100,000 shares of common stock of the Company.

On April 25, 2003, the Company’s Board of Directors decided to submit a resolution to the stockholders for approval of acquisition of up to 5,000,000 shares of the Company’s common stock at an aggregated purchase price of no more than ¥50,000 ($423,729) in order to implement flexible capital policies and to utilize for the timely business development in accordance with the changes in the business environment.

These resolutions were approved by the stockholders at the meeting held on June 25, 2003.

On May 21, 2003, the Company and Kinseki, at the meetings of their respective Boards of Directors, resolved that the Company should make Kinseki a wholly-owned subsidiary (100% owned subsidiary) through stock swap, and entered into Stock Swap Agreement, which provides the ratio of allocation shall be 0.100 shares of the Company to one Kinseki share. Subsequently the Agreement was approved at the Ordinary General Shareholders Meeting of Kinseki held on June 27, 2003, and it was decided that the effective date of the stock swap would be August 1, 2003.

Pursuant to the Agreement, the Company will allocate a total of 2,529,154 shares of Common Stock of the Company that it holds to Kinseki’s shareholders.

Kyocera believes that Kinseki’s technologies for the manufacture of artificial crystals and related application technologies will enhance the superior position of Kyocera as a general electronic components manufacturer that is versed in the telecommunications and information processing industries.

Kyocera Corporation and Consolidated Subsidiaries

Notes to The Consolidated Financial Statements—(Continued)

24.    SEMIANNUAL FINANCIAL DATA (UNAUDITED):

	Six months ended		Six months ended
	September 30, 2001	March 31, 2002	September 30, 2002	March 31, 2003
Net sales	¥520,378	¥514,196	¥517,003	¥552,767
Gross profit	123,942	115,431	125,578	147,934
Income before cumulative effect of change in accounting principle	20,941	12,850	19,383	24,038
Cumulative effect of change in accounting principle	(1,838)	—	(2,256)	—
Net income	19,103	12,850	17,127	24,038

Basic earnings per share:
Income before cumulative effect of change in accounting principle	¥110.76	¥67.98	¥103.27	¥129.95
Cumulative effect of change in accounting principle	(9.72)	—	(12.02)	—
Net income	101.04	67.98	91.25	129.95

Diluted earnings per share:
Income before cumulative effect of change in accounting principle	¥110.62	¥67.95	¥103.22	¥129.95
Cumulative effect of change in accounting principle	(9.70)	—	(12.01)	—
Net income	100.92	67.95	91.21	129.95

Net sales			$4,381,381	$4,684,466
Gross profit			1,064,220	1,253,678
Income before cumulative effect of change in accounting principle			164,263	203,712
Cumulative effect of change in accounting principle			(19,119)	—
Net income			145,144	203,712

Basic earnings per share:
Income before cumulative effect of change in accounting principle			$0.88	$1.10
Cumulative effect of change in accounting principle			(0.11)	—
Net income			0.77	1.10

Diluted earnings per share:
Income before cumulative effect of change in accounting principle			$0.87	$1.10
Cumulative effect of change in accounting principle			(0.10)	—
Net income			0.77	1.10

Earnings per share are computed on the weighted average number of shares outstanding during each six-month period.

The sum of the six months’ earnings per share does not equal the year-to-date earnings per share due to changes in average share calculations.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

For the years ended March 31, 2001, 2002 and 2003

	Yen in millions
Column A	Column B	Column C		Column D	Column E
		Additions
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged (Credited) to other Accounts (A)	Deductions (B)	Balance at End of Period
For the year ended March 31, 2001:
Allowance for doubtful accounts	¥59,807	¥4,867	¥3,064	¥7,651	¥60,087
Allowance for sales returns	4,196	1,279	763	408	5,830
Allowance for valuation losses on inventories	13,293	—	—	5,803	7,490

Total	¥77,296	¥6,146	¥3,827	¥13,862	¥73,407

For the year ended March 31, 2002:
Allowance for doubtful accounts	¥60,087	¥2,428	¥1,103	¥4,953	¥58,665
Allowance for sales returns	5,830	1,185	463	—	7,478
Allowance for valuation losses on inventories	7,490	1,281	—	—	8,771

Total	¥73,407	¥4,894	¥1,566	¥4,953	¥74,914

For the year ended March 31, 2003:
Allowance for doubtful accounts	¥58,665	¥596	¥(157)	¥(3,114)	¥55,990
Allowance for sales returns	7,478	(2,656)	(615)	—	4,207
Allowance for valuation losses on inventories	8,771	1,441	—	—	10,212

Total	¥74,914	¥(619)	¥(772)	¥(3,114)	¥70,409

(A)	Foreign currency translation adjustments and beginning balance of newly consolidated subsidiaries

(B)	Charge-offs

Schedules other than that above are omitted for the reason that they are not required or are not applicable, or the required information is shown in the financial statements or notes thereto.

Financial statements of unconsolidated subsidiaries and 50% or less owned persons accounted for by the equity method have been omitted because they are in the aggregate not significant and the conditions for inclusion otherwise are not present.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kyocera Corporation
(Company)

By	/s/ HIDEKI ISHIDA
Hideki Ishida
Managing Executive Officer
General Manager of Corporate Finance Division

September 11, 2003

INDEX OF EXHIBITS

Exhibit Number	Description

1.1	Articles of Incorporation (English translation)

1.2	Share Handling Regulations of the Company (English translation)

1.3	Regulations of the Board of Directors of the Company (English translation)(incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 19, 2002)

1.4	Regulations of the Board of Corporate Auditors of the Company (English translation)(incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 19, 2002)

2.1	Specimen common stock certificate of the Company (incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 24, 2001)

2.2	Amended and Restated Deposit Agreement, dated as of June 29, 1998 among the Company, Citibank N.A. as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt, as amended by Amendment No.1 thereto, dated as of January 5, 1999 (incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 24, 2001)

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

12.1	Certification of the principal executive officer of the Company required by Rule 13a-14(a)

12.2	Certification of the principal financial officer of the Company required by Rule 13a-14(a)

13.1	Certification of the principal executive officer of the Company required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of the principal financial officer of the Company required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

14.1	Consent of PricewaterhouseCoopers with respect to the financial statements included in this Form 20-F