Form 20-F
period 2004-03-31
KYOCERA CORP
filed 2004-09-21
CIK 57083

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 1-7952

Kyocera Kabushiki Kaisha

(Exact name of Registrant as specified in its charter)

Kyocera Corporation

(Translation of Registrant’s name into English)

Japan	6, Takeda, Tobadono-cho, Fushimi-ku, Kyoto 612-8501, Japan
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange On Which Registered
Common Stock (“Shares”)*	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of March 31, 2004, 187,484,253 shares of common stock were outstanding, comprised of 183,070,949 Shares and 4,413,304 American Depositary Shares (equivalent to 4,413,304 Shares).

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.    Item 17  ☐    Item18  ☒

*	Not for trading, but only in connection with the registration of the American Depositary Shares, each representing one share of Common Stock.

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

Important risks, uncertainties and other factors that may cause our actual results to differ materially from our expectations are generally set forth in Item 3.D “Risk Factors” of this Form 20-F and include, without limitation:

•	general economic conditions in our markets, which are primarily Japan, North America, Europe, and Asia, including in particular China ;

•	the effect of foreign exchange fluctuations on our results of operations, particularly between the yen and each of the U.S. dollar and the Euro, in which we make significant sales;

•	our ability to launch innovative products and otherwise meet the advancing technical requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductors and electronic components;

•	the level of continuing demand for existing products of our competitors and the pricing of those products, and their ability to introduce new products;

•	the extent and pace of future growth or contraction in information technology (IT)-related markets around the world, including those for communications and personal computers;

•	the level of continuing demand for, and timing of sales of, our existing products;

•	declining prices for our products and services;

•	the effect of future acquisitions on our financial condition and results of operations;

•	the effect of prevailing interest rates and the performance of equity and other financial markets generally;

•	the timing of new product introductions and market acceptance for our new products;

•	an increase in the incidence of product returns;

•	events that may impact negatively on our markets or supply chain, including terrorist acts and outbreaks of diseases such as Severe Acute Respiratory Syndrome (SARS);

and other risks discussed under Item 3.D “Risk Factors” and elsewhere in this Form 20-F.

Presentation of Certain information

As used in this Form 20-F, references to “Kyocera”, “we”, “our” and “us” are to Kyocera Corporation and, except as the context otherwise requires, its consolidated subsidiaries.

Also, as used in this Form 20-F:

•	“U.S. dollar” or “$” means the lawful currency of the United States of America, “yen” or “¥” means the lawful currency of Japan and “Euro” means the lawful currency of the European Union.

•	“U.S. GAAP” means accounting principles generally accepted in the United States of America, and “Japanese GAAP” means accounting principles generally accepted in Japan.

•	“ADS” means an America Depositary Share, each representing one share of Kyocera’s common stock, and “ADR” means an American Depositary Receipt evidencing ADSs.

•	“fiscal 2004” refers to Kyocera’s fiscal year ended March 31, 2004, and other fiscal years are referred to in a corresponding manner.

•	Unless otherwise indicated, we have translated the yen amounts for the year ended March 31, 2004 and as of March 31, 2004 presented in this Form 20-F into U.S. dollars solely for your convenience. The rate we used for such translations was ¥104.00 = $1.00, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2004, rounded to the nearest yen. These translations do not imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in the U.S. dollars.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

The selected consolidated financial data set forth below for each of the five fiscal years ended March 31 have been derived from Kyocera’s consolidated financial statements that are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

You should read the U.S. GAAP selected consolidated financial data set forth below together with Item 5 “Operating and Financial Review and Prospects” and Kyocera’s Consolidated Financial Statements included in this Form 20-F.

	(Yen in millions, U.S. dollars and shares in thousands, except per share amounts)
	2000	2001	2002	2003	2004	2004
Years ended March 31:
Net sales	¥812,626	¥1,285,053	¥1,034,574	¥1,069,770	¥1,140,814	$10,969,365
Profit from operations	92,151	207,200	51,561	83,388	108,962	1,047,712
Income before cumulative effect of change in accounting principle	50,345	219,529	33,791	43,421	68,086	654,673
Net income	50,345	219,529	31,953	41,165	68,086	654,673
Earnings per share :
Income before cumulative effect of change in accounting principle:
Basic	¥265.72	¥1,161.20	¥178.74	¥233.02	¥364.79	$3.51
Diluted	265.34	1,157.83	178.59	232.97	364.78	3.51
Net income:
Basic	265.72	1,161.20	169.02	220.91	364.79	3.51
Diluted	265.34	1,157.83	168.88	220.86	364.78	3.51
Weighted average number of shares outstanding:
Basic	189,467	189,053	189,050	186,338	186,643
Diluted	189,739	189,604	189,204	186,382	186,649
Cash dividends declared per share:
Per share of common stock	¥60	¥60	¥60	¥60	¥60
Per share of common stock *	$0.57	$0.51	$0.49	$0.49	$0.55
At March 31:
Total assets	¥1,217,158	¥1,728,056	¥1,645,458	¥1,635,014	¥1,794,758	$17,257,288

Long-term debt	21,090	52,306	96,856	60,736	70,608	678,923
Common stock	115,703	115,703	115,703	115,703	115,703	1,112,529
Stockholders’ equity	798,450	1,022,065	1,039,478	1,003,500	1,153,746	11,093,712
Depreciation	¥53,546	¥67,096	¥76,252	¥64,988	¥60,861	$585,202
Capital expenditures	¥64,731	¥105,944	¥54,631	¥40,614	¥54,937	$528,240

*	Translated into the U.S. dollars based on the exchange rates at each payment date

The following table shows the exchange rates for Japanese yen per $1.00 based upon the noon buying rate in New York City for cash transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

	High	Low	Average	Period-end
Years ended March 31,
2000	¥124.45	¥101.53	¥110.67	¥102.73
2001	125.54	104.19	110.96	125.54
2002	134.77	115.89	125.05	132.70
2003	133.40	115.71	121.94	118.07
2004	120.55	104.18	112.75	104.18

Calendar Year 2004
March	112.12	104.18	108.52	104.18
April	110.37	103.70	107.66	110.37
May	114.30	108.50	112.20	110.18
June	111.27	107.10	109.43	109.43
July	111.88	108.21	109.49	111.39
August	111.53	109.00	110.23	109.00

The noon buying rate for Japanese yen on September 15, 2004 was $1.00 = ¥ 110.34

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

You should carefully read the risks described below before making an investment decision.

(1) Continued or increasing weakness in the Japanese or global economy may significantly reduce demand for Kyocera’s products

In spite of the uncertain situations such as the SARS problem, strained Iraq situation and domestic deflation, after the summer of 2003, Japanese economy has gradually recovered with increased corporate capital expenditures and exports supported by growing demand for IT-related products in the U. S. and growing demand in China. The current global economic situation, including the U.S., does not allow optimism. Kyocera predicts the situation will continue to be unstable considering the yen’s appreciation and the rises in prices of oil and certain materials. Kyocera is substantially dependent for its growth on the markets for semiconductors and components for mobile phone handsets and PC-related equipment. Though these markets have been expanding favorably in accordance with growing demand for digital appliances since fiscal 2003, these may be adversely affected by sluggish consumer spending brought by economic recession.

(2) Unexpected changes in economic, political and legal conditions in China, in which Kyocera is becoming increasingly active, may have an adverse effect on Kyocera’s business

Based on its expectation that the Chinese markets for cellular telephones and IT-related products, including personal computers and printers, will continue to grow rapidly, Kyocera has been making substantial investments in new production and marketing facilities in China. Kyocera now has four principal production facilities, located in Shanghai, Dongguan and Guiyang, Tianjin and Kyocera plans to make substantial additional investments to increase production capacity at these sites and to increase its marketing and distribution capabilities in China. Although the Chinese economy has been growing at a rapid rate in recent years, and the central government has been increasingly utilizing market forces as opposed to central economic planning, growth has been uneven among various regions of the country and among various sectors of the economy. Unexpected changes in the central government’s economic policy or in the business climate including those due to changes in institutional systems in various parts of the country may adversely affect its IT-related markets, in which Kyocera seeks to sell its products. In addition, China is in the process of developing a comprehensive system of laws and regulations dealing with economic matters, and foreign corporations currently active in the country, such as Kyocera, face risks and uncertainties including enforcement of contractual terms, administrative intrusion by local governments and difficulty with expatriation of profits.

(3) Kyocera sells a diverse variety of products, and in each of its businesses Kyocera is subject to intense competitive pressures, including in terms of price, technological change, product development, quality and speed of delivery, and these pressures are likely to increase in the near term

Kyocera sells a wide variety of products and therefore faces a broad range of competitors from large international companies to relatively small, rapidly growing and highly specialized companies. Kyocera has a variety of businesses in different industries while many of its competitors specialize in one or more of these business areas. As a result, Kyocera may not fund or invest in certain of its businesses to the same degree as its competitors, or these competitors may have greater financial, technical, and marketing resources available to them than the portion of its business against which they compete. While some of the factors that drive competition vary by product area, price and speed of delivery are factors in all areas of Kyocera’s business. Price pressure has been intense, and this trend was intense in particularly in PHS markets in China in fiscal 2004. Kyocera predicts that its production prices will continue to be down over fiscal 2005 partly depending on the demand and competition situation. In production businesses in which Kyocera produces specialized parts for its customers’ products, its competitive position depends significantly on being involved early in the process of creating a new product that fits its customer’s needs. This requires maintaining close ties with its customers so that Kyocera can ensure that it is able to meet required specifications and be the first supplier to create and deliver the product. Kyocera’s gross margins may be reduced if it cannot maintain these important relationships or market share or if it is forced in the future to further reduce prices in response to the actions of its competitors.

(4) Kyocera’s products are difficult to manufacture, and small manufacturing defects can adversely affect its production yields and operating results

The manufacture of the majority of Kyocera’s products is a highly complex and precise process. Kyocera ordinarily outsources the fabrication of certain components and sub-assemblies of its products, often to sole source suppliers or a limited number of suppliers. Kyocera has experienced occasional delays in obtaining components and sub-assemblies because the manufacturing process for these items is very complex and requires a long lead-time. Kyocera’s revenues derived from sales of these products will be materially and adversely affected if Kyocera is unable to obtain a high quality, reliable and timely supply of these components and sub-assemblies. In addition, any reduction in the precision of these components will result in sub-standard end products and will cause delays and interruptions in Kyocera’s production cycle.

Within Kyocera’s manufacturing facilities, minute impurities, difficulties in the production process or other factors can cause a substantial percentage of its products to be rejected or non-functional. These factors can result in lower than expected production yields, which delay product shipments and may materially and adversely affect Kyocera’s operating results. Because the majority of Kyocera’s costs of manufacture are relatively fixed, production yield and capacity utilization rate are critical to its financial results.

(5) Since a significant percentage of Kyocera’s revenues have been from foreign sales in recent years, various export risks may disproportionately affect its revenues

Kyocera’s sales to customers located outside Japan accounted for 60% of its total revenues in fiscal 2004. Kyocera believes that international sales will continue to account for a significant percentage of its revenues. Therefore, the following export risks may disproportionately affect Kyocera’s revenues:

•	a strong yen may make Kyocera’s products less attractive to foreign purchasers;

•	political and economic instability may inhibit export of Kyocera’s products;

•	Kyocera may experience difficulties in the timeliness of collection of accounts receivable due from foreign customers and be forced to write off those receivables;

•	tariffs and other barriers may make Kyocera’s products less cost competitive;

•	shipping costs of Kyocera’s products may increase;

•	Kyocera may have difficulty in staffing and managing its international operations; and

•	the laws of certain foreign countries may not adequately protect Kyocera’s trade secrets and intellectual property.

(6) Currency exchange rate fluctuations could adversely affect Kyocera’s financial results

Kyocera conducts business in countries outside of Japan, which exposes it to fluctuations in foreign currency exchange rates. Kyocera may enter into short-term forward exchange to hedge this risk according to its outlook on future exchange rates; nevertheless, fluctuations in foreign currency exchange rates could have an adverse effect on its business. Fluctuations in foreign currency exchange rates may affect its results of operations and the value of its foreign assets, which in turn may adversely affect reported earnings and the comparability of period-to-period results of operations. Changes in currency exchange rates may affect the relative prices at which Kyocera and foreign competitors sell products in the same market. In addition, changes in the value of the relevant currencies may affect the cost of imported items required in its operations.

(7) Industry demand for skilled employees, particularly engineering and technical personnel, exceeds the number of personnel available

Kyocera’s future success depends, in part, on its ability to attract and retain certain key personnel, including engineering, operational and management personnel. Kyocera anticipates that it will need to hire additional skilled personnel in all areas of its business. The competition for attracting and retaining these employees, especially engineers in key fields, including software design in telecommunications, is intense. Because of this intense competition for these skilled employees, Kyocera may be unable to retain its existing personnel or attract additional qualified employees in the future.

(8) Insufficient protection of Kyocera’s trade secrets and patents could have a significant adverse impact on its competitive position

Kyocera’s success and competitive position depend on protecting its trade secrets and other intellectual property. Kyocera’s strategy is to rely both on trade secrets and patents to protect its manufacturing and sales processes and products, but reliance on trade secrets is only an effective business practice insofar as trade secrets remain undisclosed and a proprietary product or process is not reverse engineered or independently developed. Kyocera takes certain measures to protect its trade secrets, including executing nondisclosure agreements with certain of its employees, joint venture partners, customers and suppliers. If parties breach these agreements or the measures Kyocera takes are not properly implemented, Kyocera may not have an adequate remedy. Disclosure of its trade secrets or reverse engineering of its proprietary products, processes or devices could materially and adversely affect its business, financial condition and results of operations.

Kyocera is actively pursuing patents on some of its recent inventions, but these patents may not be issued. Even if these patents are issued, they may be challenged, invalidated or circumvented. In addition, the laws of certain other countries may not protect Kyocera’s intellectual property to the same extent as Japanese laws.

(9) Kyocera may require licenses to continue to manufacture and sell certain of its products, the expense of which may adversely affect its results of operations

From time to time Kyocera has received, and may receive in the future, notice of claims of infringement of other parties’ proprietary rights and licensing offers to commercialize third party patent rights. Although Kyocera is not currently involved in any litigations relating to its intellectual property except in the ordinary course of its business, Kyocera cannot assure that:

•	infringement claims (or claims for indemnification resulting from infringement claims) will not be asserted against Kyocera,

•	future assertions against Kyocera will not result in an injunction against the sale of infringing or allegedly infringing products or otherwise significantly impair its business and results of operations; or

•	Kyocera will not be required to obtain licenses, the expense of which may adversely affect its results of operations.

(10) Future initiatives and in-process research and development may not produce the desired results

Kyocera intends to expand its product lines to satisfy customer demand in its target markets. Unexpected technical delays in completing these initiatives could lengthen development schedules and result in lower revenues based on the products or technologies developed from these initiatives. There can be no assurance that the products derived from Kyocera’s in-process research and development activities will achieve market acceptance.

(11) Kyocera may have to incur impairment losses on its investments in equity securities

Kyocera holds investments in equity securities of companies not affiliated with itself, which Kyocera generally holds on a long-term basis for business relationship purposes. A substantial portion of these investments consists of shares of common stock of public companies in Japan, including KDDI Corporation (Japanese telecommunication service provider), and Japanese financial institutions. As of March 31, 2004, the aggregate fair value of equity securities included in available-for-sale securities was ¥363,548 million ($3,496 million), with gross unrealized gains in the amount of ¥102,568 million ($986 million) and gross unrealized losses in the amount of ¥57 million ($1 million). The aggregate fair value of investment trusts included in available-for-sale securities was ¥16,954 million ($163 million), with gross unrealized gains in the amount of ¥11 million ($0 million) and gross unrealized losses in the amount of ¥3,163 million ($30 million). If there is a decline in the fair value, i.e., the market price, of the shares Kyocera holds in those companies over a period of time, and it determines that the decline is other-than-temporary, Kyocera will need to record an impairment loss for the applicable fiscal period. During fiscal 2004, Kyocera recorded losses on devaluation of investment securities in the amount of ¥1,030 million ($10 million), mainly due to management’s estimation that certain non-public companies in which Kyocera invested would need considerable periods to show profitability in their operating activities. For some of the equity securities Kyocera owns, including the KDDI shares it owns, Kyocera intends to keep its ownership at the current level in light of the importance of its business relationships with the issuers of these equity securities. For other equity securities in its portfolio, although Kyocera may dispose of them over time, market conditions may not permit it to do so at the time, speed or price it may wish.

(12) As a holder of ADSs, you will have fewer rights than a shareholder has and you will have to act through the depositary to exercise those rights

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

(13) Rights of shareholders under Japanese law may be more limited than under the law of other jurisdictions

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

(14) Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell your shares of our Common Stock at a particular price on any particular trading day, or at all

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each stock, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his or her shares at such price on a particular trading day, or at all.

(15) Foreign exchange fluctuations may affect the dollar value of our ADSs and dividends payable to holders of our ADSs

Market prices for our ADSs may fall if the value of the yen declines against the U.S. dollar. In addition, the U.S. dollar amount of cash dividends and other cash payments made to holders of our ADSs would be reduced if the value of the yen declines against the U.S. dollar.

Item 4. Information on Kyocera Corporation and its Consolidated Subsidiaries

A. History and Development of Kyocera Corporation and its Consolidated Subsidiaries

Kyocera Corporation is a joint stock corporation that was incorporated under the laws of Japan in 1959 with the name Kyoto Ceramic Kabushiki Kaisha. Its name was changed to Kyocera Kabushiki Kaisha (or Kyocera Corporation) in 1982. Our corporate headquarters is at 6 Takeda Tobadono-cho, Fushimi-ku, Kyoto 612-8501, Japan. Our telephone number is +81-75-604-3500.

Our business originally consisted of the manufacture of ceramic parts for electronic equipment. In the 1960’s, we expanded our business into the design and production of fine ceramic parts, ceramic integrated circuit (“IC”) packages and electronic components. In the 1970s, we began to produce consumer related products, including ceramic cutting tools, ceramics for medical and dental uses, jewelry and solar energy products.

In the 1980’s we diversified into new strategic fields. In 1982, we merged with Cybernet Electronics Corporation, a communications equipment manufacturer in which we had made an equity investment three years earlier. We expanded into another new business field through the acquisition of Yashica Co., Ltd., a camera and camera lens manufacturer. We also played a leading role in the establishment of DDI Corporation (currently KDDI Corporation), which has become one of Japan’s leading providers of telecommunications services. In 1989, we gained a presence in the electronic connector market through our acquisition of Elco Corporation.

In the 1990’s, we strengthened our position as an internationally integrated electronic components manufacturer through our merger with AVX Corporation, a maker of capacitors and other passive electronic components, in January1990.

In the middle of the 1990’s, Kyocera developed two main business categories, its “Components Business,” in which Kyocera provides parts and devices such as fine ceramics parts, semiconductor parts, consumer-related products, and electronic components and devices, with the secondary manufacturer mainly in IT industrial fields, and its “Equipment Business,” in which Kyocera manufactures and sells information and telecommunications equipment and optical instruments, such as mobile handsets, PHS-related products, copiers, printers, multifunctional products, and digital still cameras, to distributors or directly to customers.

Since 2000, we have further enhanced our position as a market leader in telecommunications and information equipment. In February 2000, we acquired the code division multiple access (“CDMA”) mobile phone handset business of QUALCOMM Inc. to create our United States subsidiary, Kyocera Wireless Corp. In April 2000, we invested in Kyocera Mita Corporation, a manufacturer of copiers and other document solutions equipment, to make it a wholly-owned subsidiary, and in April 2002, we transferred Kyocera Corporation’s printer business into Kyocera Mita Corporation to further enhance our information equipment business by pursuing group synergies.

In addition, we also strengthened our Components Business resources to become a leading company in IT-related applications. In August 2002, we made Toshiba Chemical Corporation (currently Kyocera Chemical Corporation) a wholly-owned subsidiary through a share exchange in order to reinforce its electronic parts and materials businesses by pursuing group synergies between fine chemical technologies and fine ceramic technologies. In August 2003, we made Kinseki, Limited (currently Kyocera Kinseki Corporation), a major producer of artificial crystal-related products, a wholly-owned subsidiary through a share exchange to strengthen its Electronic Device Group. To further enhance its organic circuit board business, we also made an agreement with IBM Corporation and IBM Japan, Ltd. for the transfer from IBM Japan to Kyocera of its Surface Laminar Circuitry (“SLC”) business. In September 2003, we completed the transfer of IBM Japan’s SLC business from IBM Japan to a newly-established wholly-owned subsidiary, Kyocera SLC Technologies Corporation.

With the aim of becoming more global enterprise and enhancing its profitability, Kyocera has been expanding its production in China by three Chinese production bases located in Shanghai, Dongguan, Guiyang, and established a new production base in Tianjin in fiscal 2004. In addition, Kyocera established a sales company, Kyocera (Tianjin) Sales and Trading Corporation, in March 2003 to cultivate the Chinese market. We are enhancing our marketing ability for both our products manufactured in China as well as our products imported into China.

For a discussion of recent and current capital expenditures, please see Item 5 “Operating and Financial Review and Prospects “ of this Form 20-F. We have had no recent significant divestitures nor are any significant divestitures currently being made.

B. Business Overview

Overview

We are engaged in numerous high-tech fields; from fine ceramic components to electronics devices, equipment, services and networks. Our manufacturing and distribution operations are conducted worldwide. As of March 31, 2004, we have 133 subsidiaries and 9 affiliates outside Japan and 28 subsidiaries and 5 affiliates in Japan. Our customers include individuals, corporations, governments and governmental agencies. For information on our sales by category of activity and information on our sales by geographic area and product segment, see Item 5.A “Operating Results” of this Form 20-F.

Business Strategy

Kyocera’s business strategy is to promote “high-value-added diversification” to be a creative company that continues to grow. Based on the technologies we currently possess and will acquire, we will strive to exploit new markets by advancing and specializing those technologies, or integrating technologies from both within and outside the Kyocera group. The goal of “diversification” is to create a cluster of businesses whose technological power allows them to overcome the competition and equal specialist manufactures in competitiveness. Our “Diversification” is based on the premise that we will select “high-value-added” businesses that promise future growth and concentrate our management resources on them. Kyocera will continue to promote its “high-value-added diversification” strategy to add greater value to each of our components and equipment businesses.

In order to achieve our growth, Kyocera dedicates management resources to three key areas, which have the potential to expand dramatically: telecommunications and information processing, environmental protection, and the quality of life.

We assume more than 80% of our revenue for fiscal 2004 was derived from products related to IT markets. These range from electronic components, semiconductor parts and fiber-optic components, to telecommunications equipment and information equipment and IT solution services.

We believe material technologies have great potential in environmental protection area. Advanced crystal-processing expertise has made us a leading producer of solar cells and solar electric generation systems. Our pollution-reducing ceramic engine parts, film-less digital cameras and cartridge-free printers and copiers further reflect our commitment to the environment and the well-being of future generations.

To enhance the quality of life, we have developed electronic and structural components for the medical industry. As the average life expectancy increases in Japan and worldwide, we are striving to improve the quality of life through the manufacture of products such as medical and dental implants. We also intend to develop and offer products for a higher quality of life, including recrystallized gemstones, digital still cameras and amusement services.

In the years to come, we will pursue growth using our internal knowledge and resources in materials, components, equipment, IT solution services and networks. Through ongoing customer-oriented research and development, we will seek to create new technologies, products and markets that contribute to growth in our markets. In the near term, we face three major challenges to raise performance further:

•	Pursue maximum operational synergy within Kyocera Group operations, while continuing to develop new customers and markets.

•	Expand sales in areas where Kyocera commands a high market share.

•	Generate new business by creating markets for new applications of existing technology.

Having completed a number of performance-enhancing programs in fiscal 2004, we are now ready to target higher rates of growth through the following ongoing business development efforts.

1) Increased group synergy

We plan to pursue greater group synergy in development, production and sales activities to expand revenues and profits. In our components businesses, this will include stronger sales connections between AVX Corporation and other parts of the Electronic Device Group. At the same time, we plan to raise revenue by developing new customers in China and other Asian markets. In quartz crystal products, we are maximizing synergy between our sales organizations and the development and production capabilities of Kyocera Kinseki Corporation. In addition, with increased production in China contributing to higher profitability, we plan to expand China-based manufacturing capacity to maximize earnings growth. In the equipment business, our objective is to optimize mobile-phone development and production capabilities in Japan, China and the United States. In information equipment, we will continue to seek cost reductions through China-based production.

2) Sales expansion in highly promising areas

Our goal is to increase sales of our products that command a high share of the digital consumer electronics market, which is poised for expansion. As the market for camera-equipped mobile phones continues to grow, we will strive to expand sales of ceramic packages, which are used in imaging elements. Other areas of prospective revenue growth include organic packages and multi-layer substrates for computer equipment and digital consumer products; fine ceramic components used in semiconductor and liquid crystal display (“LCD”) fabrication equipment; and sapphire substrates. Elsewhere, we plan to expand our global presence in the solar energy business, where demand continues to grow, by raising our global capabilities and production capacity.

3) New applications of existing technology

We plan to establish additional profit streams by developing new markets through innovative applications of existing technology. As just one example, we are supplying new handsets and base stations based on Personal Handy Phones (“PHS”) technology for a wireless broadband Internet-access service that began commercial operations in Australia in March 2004. We hope to build on this achievement by developing products for other markets to enhance our leading position in the PHS industry.

Operations

Our business is highly diversified with our operations classified into four operating segments: (1) Fine Ceramics Group, (2) Electronic Device Group, (3) Equipment Group and (4) Others. Our principal products and services offered in each segment are shown below.

(1)	Fine Ceramics Group

Packages for surface mount devices (“SMD”), ceramic multilayer packages and substrates, metallized products, optical communication ceramic packages and components, organic packages and substrates, semiconductor fabrication equipment components/liquid crystal display (“LCD”) fabrication equipment components, automotive and ITS-related components, cutting tools, jewelry residential and industrial photovoltaic generating systems, solar cells and modules, orthopedic and dental implants.

(2)	Electronic Device Group

Ceramic chip capacitors, tantalum capacitors, temperature compensated crystal oscillators (“TCXOs”), voltage controlled oscillators (“VCOs”), connectors, RF modules, thermal printheads, LCDs, amorphous silicon drums.

(3)	Equipment Group

code division multiple access (“CDMA”) and personal digital communication (“PDC”) handsets, PHS-related products, wireless local loop (“WLL”) systems, “ECOSYS” printers, copiers, digital multifunctional products, digital still cameras, single-lens reflex (“SLR”) cameras, compact zoom cameras and equipment for optical-related applications.

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

Products we manufacture in this product line include alumina substrates, which are thin ceramic bases used by manufacturers for hybrid integrated circuit (“IC”) foundations. We also produce substrates for thermal printheads, slide pads for computer disk memories, parts for LCD fabrication equipment, sapphire substrates for LCD projectors, parts for semiconductor fabrication equipment, mechanical seals for pumps, engine components for the automobile industry, friction discs and thread guides for yarn texturing machines in the textile industry, rings for fishing rods, nozzles and parts for paper-making machinery.

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

The most common types of the ceramic IC packages we make are multilayer packages, including SMD packages and pin grid arrays. We also produce opto-electronic packages and ceramic parts for fiber-optic communications connectors. SMD packages are used for surface acoustic wave (“SAW”) filters and oscillators, which are mostly inserted into cellular handsets. Pin grid arrays are sold to manufacturers of MPUs and of other logic ICs, which are principally inserted into information equipment and peripherals. We also produce ceramic packages for charge-coupled-devices (“CCDs”) and complementary metal oxide semiconductor (“CMOS”) devices, which are mainly used in camera-equipped mobile handsets and digital still cameras. In addition, we produce organic packages for high-end application specific integrated circuits (“ASICs”). In September 2003, we established a wholly-owned subsidiary, Kyocera SLC Technologies Corporation, to expand the production of our organic packages and substrates for digital consumer equipment.

Consumer-Related Products:

This product line consists of cutting tools, recrystallized jewelry, BIOCERAM, solar systems and applied ceramic products.

We produce cutting tools for metal processing in industrial production, particularly in the automotive industry and carbide cutting tools for the printed circuit board industry. We already produce cutting tools for the automotive industry in China plant and plan to expand production volume to further improve the profitability in this business.

Recrystallized jewelry comprises mainly synthetic emeralds, alexandrines and rubies. These stones are manufactured using a single crystal growth technology developed by us, and are chemically and physically equivalent to natural stones. We introduce recrystallized jewelry products to meet consumer needs and to cultivate its sales by operating retail shops in Japan.

We manufacture a solar photovoltaic cell system for generating electricity in residential home and public facilities. We expand our solar cell production capacity in Japan and assembly of solar modules in China, and pursue additional plans to develop a global manufacturing network for solar energy products. To strengthen its sales channels in Japan, we will increase its solar product sales outlets by 50%, with new stores under either direct management or franchise.

We produce BIOCERAM dental and orthopedic implants and are developing new products with a wide range of orthopedic and dental applications, including artificial knee joint replacement systems, ceramic materials helping heal hip fractures and a system for setting dentures magnetically in ceramic-based dental implants. In September 2004, Kyocera established a joint venture company, Japan Medical Materials Corporation, with Kobe Steel, Ltd. to further expand the medical-related business throughout Japan, into Asia and, ultimately, other world markets by pursuing synergy between ceramic and metal medical materials expertise.

(b)	Electronic Device Group

Our electronic device group focuses on electronic components and devices for telecommunications and computing equipment. These fields create demand for miniature timing devices such as temperature compensated crystal oscillators (“TCXOs”) and voltage-controlled oscillators (“VCOs”), and miniature ceramic capacitors with high capacitance, tantalum capacitors and high-frequency modules, as well as thin-film products such as thermal printheads, amorphous silicon drums and LCDs. We believe that we are one of the leading suppliers of TCXOs in the world.

To raise market share in individual products, we will enhance our development and sales capabilities for advanced components in order to meet specific market requirements. Examples include miniature high-capacitance and large- and ultra-high-capacitance capacitors; miniature timing devices for digital consumer products; and high-frequency modules for use in next generation mobile handsets and automotive applications.

We utilize a subsidiary in Shanghai, China, a fast-growing market for our business, to manufacture ceramic capacitors, timing devices and other electronic components. We are continuing to expand our offshore production of electronic devices, both to improve earnings and to raise price competitiveness. In addition, we established a sales company, Kyocera (Tianjin) Sales and Trading Corporation, and started marketing of our products made both in China and around the world other areas through this company.

AVX Corporation and its consolidated subsidiaries (AVX), which manufactures and markets ceramic and tantalum capacitors and other passive components for telecommunications and computing equipment, is an important part of our strategy in the Electronic Device Group. With its global manufacturing and sales network, AVX is a major contributor to our sales worldwide.

We plan to increase sales and profits by strengthening synergies in development, production and sales throughout our global network. By pursuing synergies with newly established Kyocera Kinseki Corporation, striving to lower unit costs through economies of scale, and leveraging our worldwide network to optimize sales and service resource, we plan to strengthen our position as a leading global producer of quarts crystal components. In addition, through increased synergy with Kyocera Electronic Device LLC, established as an AVX’s subsidiary during fiscal 2004, we plan to boost net sales of electronic components outside Japan, including quarts crystal products and connectors.

(c)	Equipment Group

Telecommunications Equipment:

This product line includes CDMA and PDC handsets and PHS-related products. These products are produced mainly for KDDI and KDDI’s subsidiaries, as well as for other Asian and U.S. telecommunications companies. KDDI is a telecommunications service company, in which we made an equity investment when it was founded in 1984, when the telecommunications business, which had previously been monopolized by a national telephone company, was opened to private companies. KDDI and KDDI’s subsidiaries are currently engaged in providing long distance and international telephone services, cellular and PHS services.

One of our major areas in the telecommunications equipment business is cellular handset. This technology has become one of the fastest growing mobile phone protocols. We have already introduced 3G handsets for CDMA 2000 1x EV-DO services in Japanese markets. As we expect the demand of high functional handsets will increase in North America, our U.S. subsidiary, Kyocera Wireless Corp. plans to launch from entry-level model to premium model in North America. In addition, CDMA services are expected to spread into new markets in the Asia-Pacific region, Latin America, Africa, the Middle East and Eastern Europe. We will aim to secure a larger share of the expanding market for CDMA mobile handsets by optimizing our global development, production and sales network.

With regard to telecommunications equipment, we aim to become a leader in the CDMA market by pursuing a global marketing strategy with bases in Japan, the United States and China, and to optimize our global product development and production structure.

The other major area in telecommunications equipment in which we operate is PHS-related business. This business was expanded by cultivating new markets overseas through our three telecom systems based on PHS technology. Specifically, we seek to expand sales of mobile PHS systems through the expansion of PHS handsets and base stations in China. We also promote sales of WLL systems in countries where fixed phone networks are not as yet widespread. Furthermore, we have promoted wireless Internet systems, which enable Internet services to be used at broadband speed with wireless technology.

We will focus on upgrading our development capabilities through closer links between the R&D center in Yokohama, Japan, and Kyocera Telecommunications Research Corporation in San Diego, U.S.A. These facilities will concentrate on developing new commercial products based on improved technologies. We aim to be a market leader in CDMA handsets markets and PHS-related products through the R&D for cellular phones designed for 3G EV-DO services and wireless broadband data communication systems based on PHS technology which are major areas of focus.

Information Equipment:

The major products in this product line comprise page printers with a cartridge-free technology marketed under the name “ECOSYS”, digital copiers and multifunctional products.

In April 2000, Kyocera Mita Corporation became one of our wholly-owned subsidiaries. In April 2002, Kyocera Corporation’s ECOSYS printer unit was merged into this subsidiary, enabling us to build a unified presence in the document solutions business. Further efficiencies have resulted from the merger of our printer and copier sales operations with those of Kyocera Mita Corporation. We have enhanced our product line through the introduction of long-life printers, copiers and color machines with low running costs, as well as strengthened our sales network. We focus on expanding the line of high-value added models such as color model and high-speed printing model. In addition, we promote to reduce the cost by standardization of engines between the printers and MFPs and by expanding production volume in China. We continue to develop a comprehensive line of long-service-life printers, copiers, multi-function peripherals and color-capable document solutions equipment.

Optical Instruments:

This product line includes compact cameras, digital still cameras and SLR cameras and lenses. These products are sold under the brand names of “Kyocera” mostly in Japan and “Yashica” overseas, while our “CONTAX” brand for high-end cameras are sold worldwide.

We focus on extending the lineup of digital still cameras with advanced, high-speed continuous-shooting function. At the same time, we plan to leverage its expertise in lenses, electronic components, packages and other technologies to expand our presence in the market of DSC modules for mobile phones. In addition, we continue to expand production of digital cameras at our Dongguan Shilong plant in China, to reduce costs and raise margins.

(d)	Others

This segment includes revenues from telecommunication network systems, financial services such as leasing and credit financing, office leasing, and other services in Japan and Asia. This segment also includes manufacture and sales of electronic component materials, electric insulators and synthetic resin molded parts.

Kyocera Leasing Co., Ltd., a Japanese wholly-owned subsidiary in Japan, is principally involved in providing credit financing services and commercial leasing services for copiers, printers and other equipment. It therefore supports the operations of our Equipment Group.

Kyocera Communication Systems Co., Ltd., a Japanese subsidiary, will concentrate on telecommunications engineering. Kyocera Communication Systems Co., Ltd. also plans to expand its system integration outsourcing business in the information technology market. Other areas of potential growth for Kyocera Communication Systems Co., Ltd. include data center services in Japan and mobile content distribution services. Kyocera Communication Systems Co., Ltd. aims to broaden its customer base by developing new products featuring network services and security systems.

Kyocera Chemical Corporation, which joined Kyocera in August 2002, mainly produces electronic component materials, electric insulators and synthetic resin molded parts for the semiconductors and electronics industries. We seek to incorporate fine chemical technologies in products in our Fine Ceramics Group and Electronic Device Group.

Sales and Distribution

Our products are marketed worldwide by our own sales personnel, as well as through sales companies, compensated solely on a commission basis, and by independent distributors. We have regional sales and design application personnel in strategic locations to provide technical and sales support for independent manufacturers’ representatives and independent distributors. We believe that this combination of distribution channels provides a high level of market penetration and efficient coverage of our customers on a cost-effective basis.

Most of our sales of fine ceramic parts, semiconductor parts and electronic devices worldwide are made directly to manufacturers who incorporate them into their own products. However, end products manufactured by us, such as ceramic cutting tools, recrystallized jewelry, solar energy products and various other consumer goods, tend to be sold to distributors and wholesalers. Jewelry sales are made mainly through direct sales shops and agencies in Japan. Sales of consumer solar energy products are made through direct sales shops, as well as through sales distributors. BIOCERAM (orthopedic and dental implants) are supplied in some cases directly to dentists and hospitals. Our domestic sales of telecommunications equipment comprise sales mainly to KDDI and its subsidiaries. Most of our page printer, copier and digital multifunctional products sales, both in the domestic market and abroad, are made under our own brand name through distributors and wholesalers. Sales of optical instruments are made mainly to retail shops in Japan and overseas and, to a lesser extent, distributors abroad. Finance revenues are generated from services provided to companies within and outside our group in Japan. Office renting and other services are provided to companies outside our group mainly in Japan. Our telecommunication network systems and services support mobile and PHS carriers through the installation and maintenance of base stations.

Domestic sales are made in the yen, while overseas sales are made in a variety of currencies, but predominantly in the U.S. dollars and the Euro.

Sources and Availability of Raw Materials and Supplies

We purchase a variety of raw materials. The principal ones in terms of volume are alumina (a mineral substance produced from bauxite and from which aluminum is made), zircon, titania, silicon nitride, Tungsten and Tantalum, used for the products of our Fine Ceramics Group and Electronic Device Group, such as fine ceramic parts, semiconductor parts, cutting tools and electronic components, and each material is subject to price volatility. In terms of costs, gold, which is primarily used in the production process for IC packages and is also subject to price volatility, is the most significant raw material. Our policy is to protect ourselves from fluctuations in the price of gold by keeping a small gold inventory and by pricing products generally on a “gold adder” system so that customers pay for the gold contained in semiconductor parts at a rate which approximates our cost. Our main supplies are ICs, Liquid Crystals and Printed Circuit Board, used for the products of our Electronic Device Group and Equipment Group, such as thin-film devices, mobile handsets, printers, copiers and optical instruments.

As we typically receive our supply of these raw materials and supplies from several large companies which we feel are reliable sources, we have not generally experienced, and we do not anticipate, any difficulty in obtaining raw materials or supplies, or in meeting fuel requirements. Although oil prices have risen recently, the increases have not materially affected our purchase price of certain oil-related supplies.

During the year ended March 31, 2004, no single supplier accounted for a significant portion of our consolidated purchases of raw materials and supplies. However, a number of components and sub-assemblies used in our products are sourced to sole source suppliers. These tend to be complex, precision components that are sometimes produced only by a limited number of suppliers or a single supplier that may own intellectual property related to the component or sub-assembly.

Patents and Licenses

Our success and competitive position depend on a number of significant patents, licenses and trade secrets relating to our manufacturing and sales processes and products. The following table sets forth information, as of March 31, 2004, with respect to our significant patents and license agreements. Under all of the following agreements, we are permitted to produce products using the licensed technology and we pay a fee to the counterparty based on the amount of sales of those products.

Counterparty	Country	Contents	Period
Philips Electronics N.V.	Netherlands	License under patents regarding optical disk system	From June 28, 1993 to patent expiration

Semiconductor Energy Laboratory Co., Ltd.	Japan	License under patents regarding amorphous silicon drums and devices using such drums	From February 15, 1994 to patent expiration

International Business Machines Corporation	United States	License under patents regarding ceramic products, electric/ electronic parts and components License under patents regarding information processing systems	From June 30, 1995 to patent expiration

Counterparty	Country	Contents	Period
Qualcomm Incorporated	United States	License under patents regarding cellular phones using CDMA technology	From August 31, 1996 to patent expiration

Solar Physics Corporation	United States	License under patents regarding amorphous silicon drums and devices using such drums	From February 5, 1997 to patent expiration

Johnson Marthey Semiconductor Packages, Inc.	United States	License regarding semiconductor packages and printed circuit boards	From June 11, 1997 to June 11, 2007

Philips Electronics N.V.	Netherlands	License under patents regarding global system for mobile communication (“GSM”) cellular handsets	From February 15, 1999 to February 11, 2009

Hitachi Displays, Ltd.	Japan	License under patents regarding liquid crystal display elements	From April 1, 1999 to March 31, 2007

NEC Corporation	Japan	License under patents regarding PDC handsets and PHS handsets	From July 1, 2000 to September 14, 2010

Advanced Ceramics Research Incorporated	United States	License to use technology and patents regarding ceramic fiber	From September 15, 2000 to patent expiration

Ricoh Company, LTD	Japan	License under patents regarding electronic photo printer	From June 1, 2001 to May 31, 2006

Lucent Technologies GRL Corporation	United States	License under patents regarding wireless subscriber equipment	From August 28, 2001 to December 31, 2004

Eastman Kodak Company	United States	License under patents regarding digital camera	From April 1, 2002 to March 31, 2012

Forgent Networks, Inc./ Compression Labs, Inc.	United States	License under patents regarding digital camera	From October 30, 2002 to September 17, 2007

Counterparty	Country	Contents	Period
Toshiba Corporation	Japan	License under patents regarding aluminum nitride	From January 1, 2003 to December 31, 2007

Seiko Epson Corporation	Japan	License under patents regarding LCD panel modules (Super twisted nematic (“STN”)	From January 1, 2003 to December 31, 2007

Koninklijke Philips Electronics N.V.	Netherlands	License under patents regarding PDC handsets and PHS handsets	From March 19, 2003 to patent expiration

NEC Corporation	Japan	License under patents regarding telecommunications handsets based on STD-T53 and IS-95 standard.	From August 1, 2003 to April 28, 2015

International Business Machines Corporation	United States	License under patents regarding SLC technology	From September 1, 2003 to patent expiration

Motorola Incorporated	United States	License under patents regarding cellular phone	From January 1, 2004 to March 31, 2004

Canon Incorporated	Japan	License under patents regarding electronic photograph	From April 1, 2002 to patent expiration

Competitive Position

(a) Fine Ceramics Group

Products in this segment are highly specialized to the needs of our customers, primarily secondary manufactures who incorporate our products in their own products. Therefore, our competitive position is largely dependent on maintaining close contacts with, and being first to meet the needs of, secondary manufacturers. We compete with different ceramic manufacturers depending on the products. In the semiconductor parts business, our goal is to further strengthen our competitive position by becoming a “Total Package Supplier” in the world market. To offer opportunities for higher-added-value products, we are strengthening our R&D activities to develop new applications for telecommunication areas such as wireless and optical communications. In the ceramic package field, SMD packages is one of an example. We believe that we can maintain our market leadership in the area of ceramic packages and satisfy customer needs by applying our technological and managerial expertise.

In the organic package field, we are a relative late comer and we compete with plastic electronic device manufacturers. To strengthen our technology expertise and expand our business, we acquired the Surface Laminar Circuitry business of IBM Japan in September 2003 and established Kyocera SLC Technologies Corporation (KST). In April 2004, we integrated our management resources into KST and aim to strengthen our organic material components business.

(b) Electronic Device Group

We entered this area of production as we increased our capability to produce technologically advanced products for the Fine Ceramics Group, so we are a unique electronic device manufacturer compared with competitor. We produce not only passive components but also crystal related products, connectors and thin-film devices. In this segment, one of our advantages is the supply of wide range of components. However, the products in this segment are largely standardized, so competition is based largely on price, quality and delivery time.

Kyocera is one of the major manufacturers by sales volume of capacitors and timing devices. Most of our competitors in this segment are Japanese manufacturers, however, AVX, a U.S. subsidiary, competes against overseas manufacturers in producing tantalum capacitors. Our thin-film products, such as thermal printheads, LCDs or amorphous silicon drums, are market-leading products in applications for printer or copier.

In addition, for promoting the advantage of this business, we continue to promote the synergies within Kyocera Group and reduce the cost. We promote to optimize our development, production, and sales throughout our global network, and to maximize our production and sales operations in China to reduce manufacturing costs and boost price competitiveness.

(c) Equipment Group

In the Japanese market, our main competitors for cellular handsets are Japanese manufacturers, though foreign manufactures are increasingly penetrating the Japanese handset market. In the cellular handset market outside Japan, Kyocera competes with the U.S., European and Asian manufacturers. We are currently a middle-class supplier in units volume in the global cellular handsets market. In terms of PHS-related equipment, our main competitors are Japanese manufacturers. We also compete with Japanese and the U.S. manufacturers producing information equipment such as copiers and printers on a global basis. In the optical instruments field, Japanese manufacturers are our main competitors.

Government Regulation

There are some governmental regulations specifically applicable to industries in which Kyocera operates, however, they currently do not have material effects on Kyocera’s business.

C. Organizational Structure

We have 175 subsidiaries and affiliates as of March 31, 2004. Our management structure is based on our group segments structure. Therefore, the management of each segment is conducted uniformly regardless of whether the group’s operations are conducted by us as the parent company or by one of our subsidiaries.

The following table sets forth information, as of March 31, 2004, with respect to our significant subsidiaries.

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
Fine Ceramics Group

Kyocera Solar Corporation	Japan	100.00%	Sale of solar energy products

Kyocera America, Inc.	United States	100.00%	Manufacture and sale of semiconductor parts

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
Kyocera Industrial Ceramics Corporation	United States	100.00%	Manufacture and sale of fine ceramic products and sale of electronic devices

Kyocera Solar, Inc.	United States	100.00%	Manufacture and sale of solar energy products

Kyocera Tycom Corporation	United States	100.00%	Manufacture and sale of micro drills

Kyocera Mexicana, S.A. de C.V.	Mexico	100.00%	Manufacture of fine ceramic products and telecommunications equipment

Kyocera Asia Pacific Pte. Ltd.	Singapore	100.00%	Sale of fine ceramic-related products and electronic devices

Shanghai Kyocera Electronics Co., Ltd.	China	90.00%	Manufacture and sale of fine ceramic-related products and electronic devices

Kyocera Precision Tools Korea Co., Ltd.	Korea	90.00%	Manufacture and sale of cutting tools

Kyocera (Tianjin) Solar Energy Co., Ltd.	China	90.00%	Manufacture and sale of solar energy products

Kyocera SLC Technologies Corporation	Japan	100.00%	Manufacture and sale of organic multilayer printed circuit board

Kyocera Fineceramics GmbH	Germany	100.00%	Sale of fine ceramic-related products and electronic devices
Electronic Device Group

Kyocera Elco Corporation	Japan	100.00%	Manufacture and sale of electronic devices

AVX Corporation	United States	70.10%	Manufacture and sale of electronic devices

P.T. Kyocera Indonesia	Indonesia	100.00%	Manufacture and sale of electronic devices

Kyocera Elco Korea Co., Ltd.	Korea	100.00%	Manufacture and sale of electronic devices

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
Kyocera Elco Hong Kong Ltd.	Hong Kong	100.00%	Sale of electronic devices

Shanghai Kyocera Trading Co., Ltd.	China	100.00%	Security service of PHS base stations and handsets Sale on import of electronic parts and materials

Kinseki, Limited	Japan	100.00%	Manufacture and sale of electronic device products

Kyocera Display Institute Co., Ltd.	Japan	100.00%	R&D, manufacture and sale of organic electro luminescence display

Equipment Group

Kyocera Mita Corporation	Japan	100.00%	Manufacture and sale of information equipment

Kyocera Mita Japan Corporation	Japan	100.00%	Sale of information equipment

Kyocera Optec Co., Ltd.	Japan	100.00%	Manufacture and sale of optical instruments

Kyocera Wireless Corp.	United States	100.00%	Manufacture and sale of telecommunications equipment

Kyocera Mita America, Inc.	United States	100.00%	Sale of information equipment

Kyocera Mita Office Equipment (Dongguan) Co., Ltd.	China	90.00%	Manufacture and sale of information equipment

Kyocera Mita Europe B.V.	Netherlands	100.00%	Sale of information equipment

Kyocera Mita Deutschland GmbH	Germany	100.00%	Sale of information equipment

Kyocera Mita (U.K.) Ltd.	United Kingdom	100.00%	Sale of information equipment

Kyocera Mita France S.A.	France	100.00%	Sale of information equipment

Kyocera Mita Italia S.P.A.	Italy	100.00%	Sale of information equipment

Kyocera Mita Australia PTY. LTD.	Australia	100.00%	Sale of information equipment

Kyocera Optics, Inc.	United States	100.00%	Sale of optical instruments

Name	Country of Incorporation	Percentage held by Kyocera	Main Business

Kyocera Yashica do Brasil Indústria e Comércio Ltda.	Brazil	100.00%	Manufacture and sale of optical instruments

Kyocera Zhenhua Communication Equipment Co., Ltd.	China	70.00%	Manufacture and sale of telecommunications equipment

Yashica Hong Kong, Co., Ltd.	Hong Kong	100.00%	Intermediary services as to sale of optical instruments

Universal Optical Industries, Ltd.	Hong Kong	100.00%	Manufacture and sale of optical instruments

Dongguan Shilong Kyocera Optics Co., Ltd.	China	90.00%	Manufacture and sale of optical instruments

Yashica Kyocera GmbH	Germany	100.00%	Sale of optical instruments

Kyocera Wireless (India) PVT.Limited	India	100.00%	R&D of telecommunications equipment

Kyocera Telecommunications Research Corp.	United States	100.00%	R&D of telecommunications equipment

Others

Kyocera Leasing Co., Ltd.	Japan	100.00%	Various leasing services, property management and financing services

Kyocera Communication Systems Co., Ltd.	Japan	76.30%	Development and sale of software

Kyocera Realty Development Co., Ltd.	Japan	100.00%	Real estate services

Hotel Kyocera Co., Ltd.	Japan	100.00%	Hotel management and operations

Hotel Princess Kyoto Co.,Ltd.	Japan	100.00%	Hotel management and operations

Kyocera International Co., Ltd.	Japan	100.00%	Insurance and travel agency

Kyocera Chemical Corporation	Japan	100.00%	Manufacture and sale of electronic materials

Piazza Investment Co., Ltd.	Hong Kong	100.00%	Real estate leasing

Shanghai Kyocera Realty Development Co., Ltd.	China	100.00%	Real estate leasing

In addition to the above consolidated subsidiaries, Kyocera has 109 other consolidated subsidiaries as of March 31, 2004, including Kyocera International Inc., a wholly-owned U.S. subsidiary which is a holding company established to own Kyocera’s subsidiaries in North America. Kyocera also has interests in two subsidiaries accounted for by the equity method and 14 affiliates accounted for by the equity method as of March 31, 2004.

AVX, in our Electronic Device Group, is one of our most significant subsidiaries. Most of the electronic devices we produce for overseas sales are distributed by AVX by utilizing AVX’s wide range of marketing channels. In addition, we market passive components produced by AVX in the Japanese market. We also utilize AVX’s manufacturing process for ceramic capacitors to improve productivity and to enhance our competitiveness. In addition, AVX introduced materials technologies from us into its ceramic capacitor production. We have been seeking better ways to cooperate in expanding our electronic device businesses. Currently, seven of our directors are members of AVX’s board of directors and AVX’s chief executive officer is one of our directors. Within our Electronic Device Group, we have a close relationship with AVX in marketing, manufacturing, and research and development, and we are seeking and pursuing synergies to be a leading passive component manufacturer. AVX posted a net loss of $107,606 thousand in fiscal 2004, compared to net loss of $12,438 thousand in fiscal 2003. As a result of this net loss, our results of operations and financial condition for fiscal 2004 were adversely affected. See Item 5.A “Operating Results” of this Form 20-F.

Newly consolidated subsidiaries in fiscal 2004

In May 2003 we established a 90%-owned subsidiary, Kyocera (Tianjin) Solar Energy Co., Ltd., for the production and sales of solar modules in China. In August 2003, Kyocera acquired Kinseki, Limited, a major producer of artificial crystal-related products in Japan, and made it a wholly-owned subsidiary through a share exchange. In September 2003, Kyocera established a wholly-owned subsidiary, Kyocera SLC Technologies Corporation in Yasu, Japan by a completion of the transfer of the SLC business from IBM Japan.

D. Property, Plants and Equipment

Our manufacturing operations are conducted in Japan, the United States, Mexico, El Salvador, Brazil, the United Kingdom, Germany, France, the Czech Republic, Singapore, South Korea, Hong Kong, China, Taiwan, Malaysia, Indonesia, Israel, Thailand and Philippines. As of March 31, 2004, we had property, plants and equipment with a net book value of ¥254,520 million ($2,447 million). During the five years ended March 31, 2004, we invested a total of ¥320,857 million ($3,085 million) for additions to property, plants and equipment. Our property, plants and equipment are not subject to any material encumbrances or environmental issues.

The following table sets forth information, as of March 31, 2004, with respect to our manufacturing facilities with floor space of more than 100,000 square feet.

Name of Plant	Location	Status	Floor Space	Lease Expires	Principal Products Manufactured
			(in thousands of square feet)

Japan
Hokkaido Kitami Plant	Kitami, Hokkaido	Owned	294		Fine ceramic parts, Communications equipment, Electronic components
Fukushima Tanakura Plant	Tanakura, Fukushima	Owned	124		Communications equipment
Koriyama Plant	Koriyama, Fukushima	Owned	152		Electronic parts and materials
Nagano Okaya Plant	Okaya, Nagano	Owned	422		Optical instruments, Electronic components
Kawasaki Plant	Kawasaki, Kanagawa	Owned	172		Electronic parts and materials
Kawaguchi Plant	Kawaguchi, Saitama	Owned	497		Electronic parts and materials
Ise Plant	Ise, Mie	Owned	102		Solar cells
Tamaki Plant	Tamaki, Mie	Owned	200		Printers and Copiers
Shiga Plant	Gamo and Yokaichi, Shiga	Owned	1,731		Fine ceramic parts, Semiconductor parts, Electronic components, Solar heat accumulating system, Solar cells
Osaka Hirakata Plant	Hirakata, Osaka	Owned	391		Printers and Copiers
Kagoshima Sendai Plant	Sendai, Kagoshima	Owned	1,504		Semiconductor parts, Electronic components, Fine ceramic parts
Kagoshima Kokubu Plant	Kokubu, Kagoshima	Owned	1,941		Semiconductor parts, Electronic components, Fine ceramic parts
Kagoshima Hayato Plant	Hayato, Kagoshima	Owned	234		Electronic components
Yamagata Higashine Plant	Higashine, Yamataga	Owned	379		Electronic parts
Shiga Yasu Plant	Yasu, Shiga	Leased	146	2007	Organic multilayer printed circuit board

United States
Vancouver Plant	Vancouver, Washington	Owned	134		Ceramic packages, Mobile communications
Balboa Plant	San Diego, California	Owned	288		Semiconductor parts
Campus Plant	San Diego, California	Leased	500	2008	Communications equipment
Mountain Home Plant	Mountain Home, North Carolina	Owned	137		Fine ceramic parts
Myrtle Plant	Myrtle Beach, South Carolina	Owned	559		Electronic components
Olean Plant	Olean, New York	Owned	110		Electronic components
Raleigh Plant	Raleigh, North Carolina	Owned	206		Electronic components
South Carolina Plant	Fountain Inn, Carolina	Owned	350		Printers and Copiers

Mexico
Tijuana Plant	Tijuana	Owned	120		Semiconductor parts, Electronic components

Name of Plant	Location	Status	Floor Space	Lease Expires	Principal Products Manufactured
			(in thousands of square feet)
El Salvador
San Salvador Plant	San Salvador	Owned	285		Electronic components

United Kingdom
Paignton Plant	Paignton, England	Owned	128		Electronic components
Coleraine Plant	Coleraine, Northern Ireland	Owned	185		Electronic components

Germany
Betzdorf Plant	Betzdorf	Owned	102		Electronic components

France
Saint-Apollinaire Plant	Saint-Apollinaire	Leased	321	2007	Electronic components

Czech Republic
Lanskroun Plant	Lanskroun	Leased	239	2017	Electronic components
Lanskroun Plant	Lanskroun	Owned	281		Electronic components
Uherske Hradiste Plant	Uherske Hradiste	Owned	224		Electronic components

Hong Kong
Hong Kong Plant	Hong Kong	Owned	183		Printers and Copiers

China
Tianjin Plant	Tianjin, China	Owned	500		Electronic components
Shilong Plant	Dongguan, Canton	Leased	1,450	2018	Printers and Copiers
Shilong Plant	Dongguan, Canton	Leased	545	2005	Fine ceramic parts, Electronic parts, Optical instruments
Shanghai Putong Plant	Shanghai	Leased	1,026	2023	Fine ceramic parts, Semiconductor parts Electronic components

Malaysia
Penang Plant	Penang	Owned	149		Electronic components

Singapore
Singapore Plant	Singapore	Owned	128		Electronic parts and materials

Thailand
Thailand Plant	Thailand	Owned	264		Electronic parts

Philippines
Philippines Plant	Philippines	Owned	135		Electronic parts

Item 5. Operating and Financial Review and Prospects

A. Operating Results

You should read the discussion of our financial condition and results of operations together with our consolidated financial statements and information included in this annual report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under Item 3.D “Risk Factor” and elsewhere in this Form 20-F.

Overview

We are a global electronic device and equipment products provider. We were established in 1959 as a manufacturer of ceramic parts for electronic equipment and have been expanding and diversifying our business mainly through active merger and acquisition activities, as well as applying our ceramic technologies to the area of electronics, telecommunications, metal processing, medical and dental implants and solar energy. We develop, produce and distribute a variety of parts and device for electronic products such as computers, mobile phones and automobiles, as well as consumer electronic products such as printers, copiers and digital cameras. We earn revenues and income and generate cash from sales of these products.

We divide our worldwide operations into four business segments for our financial reporting purposes: Fine Ceramics, Electronic Device, Equipment and Others. The net sales of these segments (including inter-segment net sales) accounted for 22.4%, 22.5%, 47.9% and 8.8%, respectively, of our total net sales in fiscal 2004. Also, in fiscal 2004, net sales from Japan, the United States, Asia and Europe accounted for 40.0%, 22.0%, 17.0% and 13.8%, respectively.

We derive a substantial portion of our revenue from sales of products and services in electronics industries, including IT industries. Approximately 80% of our net sales came from these industries in fiscal 2004, and the growth in these industries increased demand for our electronic device and equipment products and contributed greatly to an increase in our net sales. For example, the digital consumer products market expanded with an increasing demand for notebook PCs, DVD recorders, digital cameras and digital TVs. The mobile handset market also advanced steadily from the summer of 2003, as rising popularity for models equipped with color LCD displays and built-in cameras led to increased demand for new products and replacements.

In fiscal 2004, in the field of parts and device for electronics products, which for our financial reporting purposes are covered by the Fine Ceramics and the Electronic Device segments, net sales of major product categories, including parts for semiconductor and LCD manufacturing equipment, mobile phones, digital cameras and PCs, increased. Also, in the field of electronics equipment, which for our financial reporting purposes is covered by the Equipment segment, we expanded our sales of CDMA handsets by launching new products in a timely manner in Japan, strengthening products lineup in the United States and expanding sales to new markets such as South America. Also, the timely introduction of new information equipment products, including long-life color printers with low running costs, contributed to an increase in net sales.

We have been expanding our business overseas, taking advantage of opportunities for growth in foreign electronics markets, most notably China. Despite a temporary production slowdown caused by the outbreak of severe acute respiratory syndrome, or SARS, in China and a generally sluggish world economy in the first half of fiscal 2004, the world economy began to show signs of recovery in the second half of fiscal 2004.

In fiscal 2004, our overseas net sales increased by 5.8%. As we further expand our overseas business, our results of operations will be increasingly affected by foreign exchange fluctuations. Sales in overseas markets are denominated primarily in the U.S. dollars and the Euros. Compared with fiscal 2003, the overall impact of exchange rate fluctuations on sales in fiscal 2004 was negative as the effect of the yen’s appreciation against the U.S. dollar outweighed the effect of the yen’s depreciation against the Euro. The net negative impact on sales amounted to approximately ¥42,700 million ($411 million) for fiscal 2004. If the foreign exchange rates prevailing in fiscal 2003 were applied to foreign currency-denominated sales for fiscal 2004, consolidated net sales would have increased by 10.6% from fiscal 2003, compared with the increase of 6.6% actually recorded.

We strive to take opportunities of the growing demand for electronics products both in Japan and overseas and to promote our core management strategy of “high value-added diversification,” providing a diverse range of highly value-added products that satisfy most sophisticated customers’ needs. In order to achieve this objective and continue to grow our business, we aim to implement the following measures:

Pursue synergies throughout our global network

We seek to increase sales and profits by strengthening synergies in development, production and sales throughout our global network. For example, by strengthening ties between AVX Corporation, our consolidated subsidiary in the United States, and other parts of the Electronic Device segment, we aim to increase our group-wide sales of electronic components in overseas markets. Also, we seek to further strengthen the relationship with Kyocera Kinseki Corporation, which we recently made a wholly-owned subsidiary, to achieve lower unit costs through economies of scale and become a leader in the crystal components related market. Through these efforts, we aim to make the best use of Kyocera group’s technological, production and management resources by effectively allocating them within the group.

Expand in areas with growth potential

We aim to expand our business in the digital consumer electronics markets, which we believe are likely to grow, through constantly introducing new products in a timely manner and cultivating new growing markets. For example, as the market for camera-equipped mobile phones continues to grow, for example, we strive to expand sales of ceramic packages used in imaging devices. Other areas of prospective growth include organic packages and multi-layer substrates for computer equipment and digital consumer products, fine ceramic components used in semiconductor and LCD fabrication equipment and sapphire substrates. We also plan to strengthen our global presence in the solar energy business, where demand continues to grow, by increasing our global production and sales capacity.

Expand production in China

We strive to bolster production capabilities in China, especially for semiconductor parts, electronic components, solar modules and information equipment in order to increase our productivity, reduce manufacturing costs and boost price competitiveness, thereby maximize our profitability.

Cultivate new markets through innovative applications of existing technologies

We seek to establish additional profit streams by cultivating new markets through innovative applications of existing technologies. For example, we are supplying new handsets and base stations based on the existing PHS technology for a wireless broadband Internet-access service that was launched in Australia in March 2004, and we aim to build on this achievement by developing products for other markets to strengthen our leading position in the global PHS market.

Net Sales by geographic segments

The following table shows a breakdown of our total consolidated net sales for each of the last three years, distinguishing between domestic and overseas sales and, in respect of overseas sales, showing the geographical areas in which such sales were made:

	Years ended March 31,
	(Yen in millions and U.S. dollars in thousands)
	2002	2003	2004	2004
Japan	¥408,561	¥423,190	¥456,807	$4,392,375
United States	289,517	264,755	251,326	2,416,596
Asia	148,349	178,384	194,302	1,868,288
Europe	141,493	144,293	156,929	1,508,933
Others	46,654	59,148	81,450	783,173

Total	¥1,034,574	¥1,069,770	¥1,140,814	$10,969,365

In the above table, the amounts shown by geographical area reflect sales based on the location of our customers.

Sales in Japan for fiscal 2004, which accounted for 40.0% of total net sales, increased by ¥33,617 million ($323 million), or 7.9%, to ¥456,807 million ($4,392 million) compared with ¥423,190 million for fiscal 2003. This was due primarily to higher sales of solar systems and an increase in sales at Kyocera Communication Systems Co., Ltd. and its consolidated subsidiaries. This also reflected sales from newly consolidated subsidiaries such as Kinseki and KST. Kyocera’s sales in overseas markets for fiscal 2004, which accounted for 60.0% of total net sales, increased by ¥37,427 million ($360 million), or 5.8%, to ¥684,007 million ($6,577 million) compared with ¥646,580 million for fiscal 2003. Sales in overseas markets are denominated primarily in the U.S. dollars and the Euros. Compared with fiscal 2003, the overall impact of exchange rate fluctuations on sales for fiscal 2004 was negative as the effect of the yen’s appreciation against the U.S. dollar outweighed the effect of the yen’s depreciation against the Euro. The net negative impact on sales amounted to approximately ¥42,700 million ($411 million). If the foreign exchange rates prevailing in fiscal 2003 were applied to foreign currency-denominated sales for fiscal 2004, consolidated net sales for fiscal 2004 would have increased by 10.6% from fiscal 2003, compared with the increase of 6.6% actually recorded for fiscal 2004. Kyocera’s sales in the U.S. for fiscal 2004 declined 5.1 % compared with fiscal 2003. The effect of the yen’s appreciation against the U.S. dollar depressed Kyocera’s sales for fiscal 2004 by approximately ¥37,800 million ($363 million) compared with fiscal 2003, and particularly sales from Electronic Device Group in the U.S. also declined. Kyocera’s sales in Asia for fiscal 2004 increased by 8.9% compared with fiscal 2003. This increase reflected high demand for Electronic Device Group and Kyocera’s other components business due to brisk production activities of mobile phone handsets and computer-related equipment. Kyocera’s sales in Europe for fiscal 2004 increased by 8.8% compared with fiscal 2003, due primarily to growth in demand for photovoltaic modules used in solar power generating systems, particularly in Germany, and to higher sales of printers and digital MFPs. The effect of the yen’s depreciation against the Euro also had a positive impact on sales for fiscal 2004 of approximately ¥9,800 million ($94 million).

Sales in Japan for fiscal 2003, which accounted for 39.6% of total sales, increased by 3.6% compared with fiscal 2002. This was due primarily to growing sales in CDMA mobile handsets with a built-in camera and fine ceramic parts for LCD projectors. Sales in overseas markets for fiscal 2003, which accounted for 60.4% of total sales, increased by 3.3% compared with fiscal 2002, due mainly to strong demand for information equipment, such as copiers and printers, and for telecommunications equipment, in particular, PHS-related products. Sales in the U.S. for fiscal 2003 decreased by 8.6%, due mainly to a decrease in sales of optical communications components such as ceramic packages and optical fiber connector components. Sales in Asia for fiscal 2003, increased by 20.2% compared with fiscal 2002. Products of our Electronic Device Group and telecommunications equipment such as CDMA handsets and PHS-related products mainly contributed to expanded sales in this region. Sales in Europe for fiscal 2003 increased by 2.0%, due mainly to sales growth of information equipment including printers and copiers.

Results of Operations

Fiscal 2004 compared with Fiscal 2003

Net sales

In fiscal 2004, Kyocera’s net sales of increased by ¥71,044 million ($683 million), or 6.6%, to ¥1,140,814 million ($10,969 million) compared with ¥1,069,770 million in fiscal 2003.

The increase in net sales was due mainly to growth in demand for components used in mobile phone handsets, digital consumer products and computer-related equipment, which boosted revenues from Fine Ceramics Group and Electronic Device Group. Revenues from Equipment Group also rose as Kyocera successfully introduced new mobile phone handsets and digital multifunction products (MFPs), and developed new markets. The new consolidations of Kinseki, Limited and its consolidated subsidiaries (Kinseki) and Kyocera SLC Technologies Corporation (KST) during fiscal 2004 also contributed to an increase in net sales. In addition, net sales increased due to that there was a full-year sales contribution in fiscal 2004 from Kyocera Chemical Corporation and its consolidated subsidiaries (KCC), of which sales was contributed only for eight months in fiscal 2003 after becoming a consolidated subsidiary in August 2002. Excluding the contributions to net sales due to the new consolidations of Kinseki and KST, the year-on-year growth in consolidated net sales in fiscal 2004 would have increased by 4.4% compared with 6.6% actually recorded.

A detailed analysis and discussion about Kyocera’s net sales and by operating segments are as follows;

Net sales by operating segment

The following table shows a breakdown of our total consolidated net sales for fiscal 2003 and fiscal 2004 for our four operating segments: Fine Ceramics Group, Electronic Device Group, Equipment Group and Others.

	Years ended March 31,
	(Yen in millions and U.S. dollars in thousands)
	2003	2004	2004
Segment net sales :

Fine Ceramics Group	¥238,867	¥255,805	$2,459,663
Electronic Device Group	227,962	256,906	2,470,250
Equipment Group	529,784	545,811	5,248,183
Others	85,084	100,505	966,394
Adjustments and eliminations	(11,927)	(18,213)	(175,125)

	¥1,069,770	¥1,140,814	$10,969,365

Commencing in fiscal 2004, net sales of the Precision Machine Division of Kyocera Corporation, previously included in “Others” was changed to “Corporate.” Previously published net sales of such operating segments for fiscal 2003 have been reclassified accordingly.

Fine Ceramics Group

This segment comprises fine ceramic parts, semiconductor parts and consumer-related products. Sales in this segment increased by ¥16,938 million ($163 million), or 7.1%, to ¥255,805 million ($2,460 million) compared with ¥238,867 million in fiscal 2003.

Sapphire substrates for LCD projectors and LEDs particularly generated year-on-year growth in sales of fine ceramic parts. Sales of components for semiconductor and LCD fabrication equipment also grew, due mainly to increased demand stemming from the ongoing shift toward large-panel LCDs.

In semiconductor parts, demand for ceramic packages increased, especially for image-sensor devices used in camera-equipped mobile phone handsets and digital still cameras (DSCs). In addition, the new consolidation of KST from September 2003 contributed to an increase in sales.

Expansion of demand for solar power generation systems contributed to increased sales of consumer-related products. Sales of cutting tools also increased, due mainly to higher demand in Asia associated with increased production activities in the industry.

Electronic Device Group

Sales in this segment increased by ¥28,944 million ($278 million), or 12.7%, to ¥256,906 million ($2,470 million) compared with ¥227,962 million in fiscal 2003.

Sales posted by AVX Corporation and its consolidated subsidiaries (AVX), which accounts for approximately 50% of this segment net sales, were flat at $1,137 million in fiscal 2004 on its functional currency of the U.S. dollars, but declined year-on-year by ¥10,478 million or 7.6% in yen due to the yen’s appreciation against the U.S. dollar. The net effect of the consolidation of Kinseki, which became a wholly owned subsidiary in August 2003 largely offset this. Sales of connectors at Kyocera Elco Corporation and its consolidated subsidiaries (KEC) grew steadily, and sales of thin-film devices increased year-on-year due mainly to higher sales of color STN (Super Twisted Nematic) LCDs for mobile handsets and thermal printheads. Other contributions to an increase in sales of this segment included increased production at facilities in China of ceramic capacitors and timing devices as a result of rising demand for electronic equipment such as mobile phones, PCs and digital still cameras.

Equipment Group

This segment comprises telecommunications equipment, information equipment and optical instruments. Sales in this segment increased by ¥16,027 million ($154 million), or 3.0%, to ¥545,811 million ($5,248 million) compared with ¥529,784 million in fiscal 2003.

Sales of telecommunications equipment increased, primarily reflected higher sales at Kyocera Wireless Corp. and its consolidated subsidiaries (KWC). KWC generated sales growth in North American and Latin American markets in fiscal 2004 through increased customer numbers and an aggressive launch program for mid-range handset models for the Christmas season. In Japan, Kyocera missed launch opportunities due to delays in its new model development processes, which had a negative impact on Kyocera’s mobile handset phone business, resulting in a year-on-year decline in sales. Sales of high-end CDMA mobile phone handsets in China failed to generate significant sales growth due to price erosion.

Sales growth of information equipment in fiscal 2004 which was operated by Kyocera Mita Corporation and its subsidiaries (KMC) was primarily driven by lineup expansion resulting from the launch of color models, notably in Europe. Another factor was the receipt of large volume orders overseas as customers valued the reliability of Kyocera-branded products more highly. Kyocera’s sales of DSCs increased strongly during fiscal 2004, largely as a result of the launch of 12 new models, including five that feature an “R-TUNE” image-processing chip that enables a camera to operate in continuous image-capture mode until the memory capacity limit is reached. However, reduced sales of still film cameras amid falling camera prices and an ongoing contraction in the market offset growth in sales of DSCs.

Others

Sales in this segment increased by ¥15,421 million ($148 million), or 18.1%, to ¥100,505 million ($966 million) compared with ¥85,084 million in fiscal 2003.

Kyocera Communication Systems Co., Ltd. and its subsidiaries (KCCS) increased its sales from both its business information systems and telecommunications engineering businesses following the development of new products and services. Sales of KCC also contributed to this segment due to the fact that its full-year results were reflected in fiscal 2004, whereas only eight months’ sales were reflected in fiscal 2003.

Cost of sales and gross profit

In fiscal 2004, cost of sales increased by ¥63,966 million ($615 million), or 8.0%, to ¥860,224 million ($8,271 million) from ¥796,258 million in fiscal 2003.

Raw material costs increased by ¥74,797 million ($719 million) in fiscal 2004 compared with fiscal 2003. This mainly reflected increased sales and production activities of telecommunications equipment and higher production levels for digital cameras, a write-down amounted to ¥10,351 million ($100 million) of current inventories of tantalum materials and purchase commitments based on long-term contracts at AVX, and the effects of the new consolidation of Kinseki and KST.

Subcontractor costs increased by ¥7,452 million ($72 million) in fiscal 2004, principally as a result of increased production activities of telecommunications and information equipment and fine ceramic parts. Subcontractor costs also increased due to an expansion of outsourcing processes related to software development programs.

Other cost of sales increased by ¥18,564 million ($179 million) in fiscal 2004. This reflected increased royalty payments attributable to higher sales of telecommunications and information equipment, an increase in reserves for product warranty to take account of higher returns with telecommunications equipment in particular and increased purchases of consumables related to higher production volumes of fine ceramic parts and telecommunications equipment as well as the effects of the consolidation of Kinseki and KST. In addition, the excess accrual of ¥2,284 million ($22 million) was reversed as a reduction of other cost of sales to account for the difference between accrued litigation expenses following a settlement of LaPine litigation and the cash settlement.

Depreciation and amortization decreased by ¥2,510 million ($24 million) as a result of lower capital expenditures in recent years and the effects of the yen’s appreciation against the U.S. dollar.

The transfer of the substitutional portion of Employee Pension Funds (“EPF”) of Kyocera Corporation and KMC to the Japanese government resulted in a one-time amortization of unrecognized actuarial losses and a recognition of the difference between projected benefit obligation and accumulated benefit obligation, which represented an increase in labor costs totaling ¥13,735 million ($132 million). Furthermore, the withdrawal from EPF at KCC also resulted in a reduction of labor costs of ¥2,821 million ($27 million).

As a result, gross profit increased by ¥7,078 million ($68 million), or 2.6%, in fiscal 2004 to ¥280,590 million ($2,698 million) from ¥273,512 million in fiscal 2003. The gross profit ratio decreased by 1.0 point from 25.6% to 24.6%.

SG&A expenses and profit from operations

Selling, general and administrative (SG&A) expenses in fiscal 2004 decreased by ¥18,496 million ($178 million), or 9.7%, to ¥171,628 million ($1,650 million) compared with ¥190,124 million in fiscal 2003.

This reflected an increase in advertising expenses due to expand sales of telecommunications and information equipment coupled with higher sales commissions and service expenses associated with increased sales volumes, plus the effects of the consolidation of Kinseki and KST. Restructuring charges at AVX of ¥2,975 million ($29 million) related to the closure of overseas ferrite manufacturing facilities and headcount reductions also resulted in an increase in SG&A expenses in fiscal 2004.

The transfer of the substitutional portion of EPF of Kyocera Corporation and KMC to the Japanese government resulted in a one-time amortization of unrecognized actuarial losses and a recognition of the difference between projected benefit obligation and accumulated benefit obligation, which represented an increase in labor costs totaling ¥5,843 million ($56 million). In addition, the difference between accumulated benefit obligation for a substitutional portion of EPF and the related government-specified portion of plan assets of EPF was recorded as a reduction of SG&A expenses of ¥38,495 million ($370 million). Furthermore, the withdrawal from EPF at KCC resulted in a deduction of labor costs of ¥3,132 million ($30 million).

The substantial reductions associated with the changes in EPF resulted in a significant decrease in SG&A expenses in fiscal 2004, despite an increase in net sales. A proportion of SG&A expenses to net sales fell by 2.8 points to 15.0% in fiscal 2004 compared with that of 17.8% in fiscal 2003. As a result, profit from operations increased by ¥25,574 million ($246 million), or 30.7%, to ¥108,962 million ($1,048 million) compared with ¥83,388 million in fiscal 2003.

Interest and dividend income

Interest and dividend income in fiscal 2004 decreased by ¥311 million ($3 million), or 6.0%, to ¥4,883 million ($47 million) compared with ¥5,194 million in fiscal 2003. Kyocera has an investment policy ensuring security and liquidity.

Interest expense

Interest expense in fiscal 2004 decreased by ¥146 million ($1 million), or 10.2%, to ¥1,286 million ($12 million) compared with ¥1,432 million in fiscal 2003. A decrease in foreign currency-denominated borrowings, which are typically at higher interest rates than yen-denominated borrowings, was more than offset by higher interest expense due to the consolidation of Kinseki.

Foreign currency translation

During fiscal 2004 the yen appreciated by ¥9, or 7.4%, against the U.S. dollar and depreciated by ¥12, or 9.9%, against Euro compared with fiscal 2003, respectively. The net effect of foreign currency fluctuations was a loss of ¥1,546 million ($15 million), as a result of the yen being worth 11.7% more against the U.S. dollar at March 31, 2004 compared with at March 31, 2003. This principally resulted in losses of KMC arising from the translation of trade receivables denominated in foreign currencies.

Kyocera typically enters into forward exchange contracts to minimize currency exchange risks on foreign currency denominated receivables and payables. (Payables are usually in small amounts.) It has no significant unhedged monetary assets, liabilities or firm contract-related commitments denominated in foreign currencies other than restricted cash, certain time deposits and the functional currencies of Kyocera’s overseas operations. Kyocera confines its use of derivative financial instruments to the hedging of its foreign exchange exposures, and does not utilize derivative transactions for trading purposes.

Gains and losses from investments

Kyocera’s equity in earnings of affiliates and unconsolidated subsidiaries in fiscal 2004 was derived mainly from interests in Taito Corporation (Taito), Kinseki, S.K. TELETECH CO., Ltd. (SKTT). Earnings on equity-method investments amounted to ¥2,575 million ($25 million), a fall of ¥517 million ($5 million), or 16.7%, compared with ¥3,092 million in fiscal 2003.

Kyocera Corporation owns a 36.02% interest in Taito, which is the major affiliate and operates in electronic amusement business. Taito’s sales of game arcades in fiscal 2004 increased compared with fiscal 2003. Sales of coin-operated game machine also increased due to the launch of new models. Although Taito’s net sales and income before income taxes in fiscal 2004 increased compared to fiscal 2003, the net income decreased compared to fiscal 2003. This is because the effective income tax rate was higher in fiscal 2004 as carryforward losses were utilized in fiscal 2003, and Taito applied the regular effective tax rate in fiscal 2004. As a result, Kyocera’s equity in earnings of Taito decreased.

Kyocera Corporation owned a 28.09% interest in Kinseki, Limited. On August 1, 2003, Kyocera Corporation made Kinseki, Limited a wholly-owned subsidiary through exchange of shares. Kyocera’s equity in earnings of Kinseki, Limited in fiscal 2004 was for four months (from April to July). For detailed information of this business combination, see Note 3 to The Consolidated Financial Statements included in this Form 20-F.

Kyocera Corporation owned a 27.48% interest in SKTT. Kyocera’s equity in earnings of SKTT decreased compared to fiscal 2003. On March 26, 2004, Kyocera sold all of its shares of SKTT. As a result, Kyocera recorded the gain of ¥491 million ($5 million).

In fiscal 2004, losses on devaluation of investment securities amounted to ¥1,030 million ($10 million), a decrease of ¥1,853 million ($18 million) compared with ¥2,883 million in fiscal 2003. Losses recorded in fiscal 2004 was due mainly to management’s estimation that certain non-public companies in which Kyocera invested would need considerable periods to show profitability in their operating activities. Losses recorded in fiscal 2003 were attributable mainly to a prolonged decline in the market value of Japanese bank stock held by Kyocera Corporation.

Income before income taxes

In fiscal 2004, increases in operating profits in Fine Ceramics Group and higher revenues in Equipment Group from sales of information equipment such as digital MFPs outweighed the negative effects of a decline in operating profit in Electronic Device Group, primarily due to aforementioned one-time charges related to inventory write-downs and restructuring activities at AVX, and lower operating profits of optical instruments and telecommunications equipment in Equipment Group. Kyocera also recorded a settlement gain of ¥18,917 million ($182 million) for a substitutional portion of EPF as mentioned in the descriptions of cost of sales and SG&A. Income before income taxes increased by ¥39,003 million ($375 million), or 51.3%, to ¥115,040 million ($1,106 million) compared with ¥76,037 million in fiscal 2003.

As with net sales, the overall impact of exchange rate fluctuations on income before income taxes in fiscal 2004 was negative as the effect of the yen’s appreciation against the U.S. dollar outweighed the effect of the yen’s depreciation against the Euro. The net impact on income before income taxes amounted to approximately ¥3,900 million ($38 million). If the foreign exchange rates prevailing in fiscal 2003 were applied, consolidated income before income taxes would have shown a year-on-year increase of 56.5%, compared with the 51.3% increase actually recorded.

A detailed analysis and discussion about Kyocera’s income before income taxes, and operating profit by operating segments are as follows;

Operating profit by segment

The following table shows a breakdown of our consolidated income before income taxes, and operating profit for fiscal 2003 and fiscal 2004 for our four operating segments: Fine Ceramics Group, Electronic Device Group, Equipment Group and Others.

	Years ended March 31,
	(Yen in millions and U.S. dollars in thousands)
	2003	2004	2004
Segment operating profit :

Fine Ceramics Group	¥18,797	¥31,139	$299,414
Electronic Device Group	11,816	5,047	48,529
Equipment Group	40,020	31,257	300,548
Others	7,412	9,683	93,106

	78,045	77,126	741,597

Corporate	(5,619)	34,871	335,298

Equity in earnings of affiliates and unconsolidated subsidiaries	3,092	2,575	24,759
Adjustments and eliminations	519	468	4,500

Income before income taxes	¥76,037	¥115,040	$1,106,154

Commencing in fiscal 2004, operating profit of the Precision Machine Division of Kyocera Corporation, previously included in “Others” was changed to “Corporate.” Previously published net sales and operating profits of such operating segments for fiscal 2003 have been reclassified accordingly.

Fine Ceramics Group

Operating profit in this segment increased by ¥12,342 million ($119 million), or 65.7%, to ¥31,139 million ($299 million) compared with ¥18,797 million in fiscal 2003. This was due primarily to increased sales across all product divisions combined with reduced manufacturing costs.

Operating profit from fine ceramic parts increased, due primarily to higher sales of components used in semiconductor and LCD fabrication equipment and sapphire substrates.

Operating profit margins improved substantially for semiconductor parts, due to expanded production efficiencies of SMD ceramic packages in China accompanied with stable growth of its demand. Increased sales and higher manufacturing productivity also improved the profitability of organic material components and of optical communications components and packages, and contributed to an increase in operating profits.

Operating profit from consumer-related products increased, due primarily to improved production yields with solar systems and reduced manufacturing costs for cutting tools through higher levels of China-based production.

Electronic Device Group

Operating profit in this segment decreased by ¥6,769 million ($65 million), or 57.3%, to ¥5,047 million ($49 million) compared with ¥11,816 million in fiscal 2003. The decline in profits was due primarily to an operating loss recorded at AVX for fiscal 2004. AVX wrote down ¥10,351 million ($100 million) of current inventories of tantalum materials and purchase commitments based on long-term contracts, and also booked a restructuring charge of ¥2,975 million ($29 million) associated with the closure of its overseas ferrite manufacturing facilities and headcount reductions. As a result, the operating loss in fiscal 2004 at AVX increased materially compared with fiscal 2003.

Elsewhere, in the first half of fiscal 2004 Kyocera Corporation transferred its manufacturing lines for ceramic capacitors from the Kitami Plant in Hokkaido, Japan to Shanghai, China and to other plants in Japan. However, through internal efforts toward improved yields and higher productivity of ceramic capacitors contributed to increased profits remarkably in the second half of fiscal 2004. Other factors contributing to higher segment profits included positive effects from increased sales of connectors and substantially improved profitability with thin-film products as LCD sector. In addition, increased demand for optical low-pass filters used in DSCs helped Kinseki post markedly higher profit margins compared with fiscal 2003.

Equipment Group

Operating profit in this segment decreased by ¥8,763 million ($84 million), or 21.9%, to ¥31,257 million ($301 million) compared with ¥40,020 million in fiscal 2003.

Telecommunications equipment recorded lower operating profit compared with fiscal 2003, due primarily to declined sales of mobile handsets in Japan and China and to price erosion of PHS-related products. Compared with fiscal 2003, KWC reduced its operating loss as improved quality control systems and higher sales started to feed through into increased profits from the second half of fiscal 2004.

Operating profit from information equipment increased compared with fiscal 2003. This was due primarily to buoyant sales of printers and digital MFPs combined with reduced costs arising from increased China-based production and an ongoing shift toward the use of common engines across printer and digital MFP product ranges.

In optical instruments, poor sales of still film cameras combined with development costs for the “R-TUNE” engine and higher promotional costs for DSCs resulted in an operating loss.

Others

Segment operating profit increased by ¥2,271 million ($22 million), or 30.6%, to ¥9,683 million ($93 million) compared with ¥7,412 million in fiscal 2003. This was due primarily to increased earnings at KCCS, which was arising from improved development efficiency in information systems operations as well as shortened installation times and cost reductions in the telecommunications engineering business.

Corporate

Corporate gains and losses constitute income and expenses related to the provision of management-related services by Kyocera’s head office to each operating segment, together with any profit-and-loss items that management judges not to belong within the above operating segments, such as litigation expenses or losses on devaluation of investment securities. In fiscal 2004, Kyocera recorded Corporate gain of ¥34,871 million ($335 million). Compared with Corporate loss of ¥5,619 million recorded in fiscal 2003, Corporate gain improved by ¥40,490 million ($389 million). This was partly due to a decrease in expenses associated with the provision of management-related services by Kyocera’s head office, and the absence of losses of ¥8,042 million on devaluation of investment in Japanese banks and Kinseki following a recovery of share prices on Japanese stock markets in fiscal 2004. This increase in Corporate gain also included special items recorded in fiscal 2004, such as ¥18,917 million ($182 million) of a settlement gain for a substitutional portion of EPF at Kyocera Corporation and KMC, ¥5,953 million ($57 million) of a withdrawal gain of EPF at KCC, and ¥2,284 million ($22 million) of a gain on reversal of excess accruals resulted from a settlement of LaPine Case.

Taxes

Current and deferred income taxes in fiscal 2004 increased by ¥17,530 million ($169 million), or 53.5%, to ¥50,310 million ($484 million) compared with ¥32,780 million in fiscal 2003. The effective tax rate of 43.7% in fiscal 2004 was 0.6 point higher than that of 43.1% in fiscal 2003. This was due mainly to that pre-tax losses, recorded at certain foreign subsidiaries taxed at lower rates than Japanese statutory tax rate of 42.0%, increased, and valuation allowances on deferred tax assets were also recorded at those subsidiaries.

Minority interests

Minority interests were principally related to AVX, which accounted for an approximately 30% minority ownership interest in fiscal 2004. Minority interests increased by ¥3,192 million ($31 million) to ¥3,356 million ($32 million), compared with ¥164 million in fiscal 2003. This was due to increased losses incurred by one-time charges related to a write-down of inventories and restructuring activities.

Fiscal 2003 compared with Fiscal 2002:

Net Sales

In fiscal 2003, net sales of Kyocera increased by 3.4% compared with fiscal 2002. This increase in sales was due mainly to increased sales in our Equipment Business, particularly in telecommunications equipment and information equipment. Despite reduced component inventory adjustments around the world and resurgence in demand in the mobile handsets market, continuing price erosion for components has led to a decrease in sales in Kyocera’s Components Business, which consists of the Fine Ceramics Group and Electronic Device Group.

Sales in overseas markets are denominated primarily in the U.S. dollar and, to a lesser extent, in Euro and the yen. Overseas sales consist of sales of exports from Japan and sales of locally manufactured products. In fiscal 2003, although the yen appreciated against the U.S. dollar resulting in a negative impact on our consolidated net sale, the yen depreciated against Euro resulting in a positive impact on our consolidated net sales. As a result, the net impact of foreign currency fluctuations was a relatively minor impact of approximately ¥1,800 million on Kyocera’ consolidated net sales compared with fiscal 2002. If the foreign exchange rates prevailing in each quarter of fiscal 2002 were applied to foreign currency-denominated sales in the corresponding quarter in fiscal 2003, the sum of the quarterly consolidated sales for fiscal 2003 so calculated would have been greater than the actual annual consolidated sales for fiscal 2002 by approximately 3.6%, compared with the increase of 3.4% between the actually recorded annual consolidated sales for these fiscal years.

A detailed analysis and discussion about Kyocera’s net sales and by operating segments are as follows;

Net Sales by Operating Segment

The following table shows a breakdown of our total consolidated net sales and operating profit for fiscal 2002 and fiscal 2003 for our four operating segments: Fine Ceramics Group, Electronic Device Group, Equipment Group and Others.

	Years ended March 31,
	(Yen in millions)
	2002	2003
Segment net sales :

Fine Ceramics Group	¥252,879	¥238,867
Electronic Device Group	234,938	227,962
Equipment Group	478,293	529,784
Others	81,564	85,084
Adjustments and eliminations	(13,100)	(11,927)

	¥1,034,574	¥1,069,770

Commencing in fiscal 2004, net sales of the Precision Machine Division of Kyocera Corporation, previously included in “Others” was changed to “Corporate.” Previously published net sales of such operating segments for fiscal 2002 and fiscal 2003 have been reclassified accordingly.

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

Others

Revenues for this segment in fiscal 2003 increased by 4.3% compared with fiscal 2002. Though finance revenue of KLC and the telecommunications engineering services and information systems businesses at KCCS each decreased, eight months of sales of KCC amounting to ¥ 18,158 million, were added to this segment from August 2002.

Cost of sales and gross profit

Gross profit increased by 14.3% in fiscal 2003 to ¥273,512 million. Gross profit ratio increased by 2.5 points from 23.1% to 25.6%. This is mainly because of an increase in sales in our Equipment Group, in addition to a large decrease in restructuring charges related to U.S. subsidiaries compared to those recorded in fiscal 2002.

SG&A expenses and profit from operations

Selling, general and administrative (SG&A) expenses in fiscal 2003 increased by 1.2% to ¥190,124 million. Although the restructuring charge included in SG&A expenses in fiscal 2002 in relation to our U.S. subsidiaries decreased, SG&A expenses increased in fiscal 2003 principally as a result of KCC becoming consolidated subsidiaries and an increase in R&D expenses for new products at KMC. As a percentage of net sales, SG&A expenses fell by 0.3 points, from 18.1% to 17.8%. Although SG&A expenses in fiscal 2003 increased, a significant increase in gross profit of 14.3% compared with fiscal 2002 resulted in a substantial rise in profit from operations, which rose by 61.7% to ¥83,388 million.

Interest and dividend income

Interest and dividend income in fiscal 2003 decreased by 28.9% to ¥5,194 million compared with fiscal 2002. This was due principally to a decrease in Kyocera Corporation’s interest income received from bank deposits denominated in the U.S. dollar in a comparatively low interest rate environment in the United States recently. This decrease in interest income also reflected Kyocera Corporation’s fund management policy to minimize financial risks by investing in lower-risk assets that also provide lesser interest income. Dividend income in fiscal 2003 was flat compared with fiscal 2002 because Kyocera Corporation did not materially purchase or sell securities.

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

Foreign currency translation

The foreign exchange rate of the yen against the U.S. dollar appreciated sharply in the first quarter of fiscal 2003 from the previous depreciatory trend in fiscal 2002. As a result, the average yen-dollar exchange rate was 2.4% lower than in fiscal 2002. Against the Euro, the yen depreciated substantially in the fourth quarter of fiscal 2003 resulting in depreciation of approximately 9.0% during fiscal 2003. Foreign currency transaction losses, net was ¥5,405 million, principally as a result of the yen being worth 9.8% more against the U.S. dollar at March 31, 2003 compared with at March 31, 2002. This resulted in losses arising from the translation of cash deposits and trade receivables denominated in foreign currencies.

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

Gains and losses from investments

Kyocera’s equity in earnings of affiliates and unconsolidated subsidiaries in fiscal 2003 increased by 98.3%, to ¥3,092 due principally to a decrease in a loss of Kinseki, Limited. An increase in profit of SK TELETECH CO., LTD. also positively affected equity in earnings. In December 2002, Kyocera acquired additional stakes in Kinseki, Limited, thereby increasing its stake in Kinseki, Limited from 27.95% to 28.09%. Kyocera made Kinseki, Limited a wholly-owned subsidiary through a share exchange on August 1, 2003. Detailed information is described in Note 3 to The Consolidated Financial Statements included in this Form 20-F.

In fiscal 2003, Kyocera recognized losses on devaluation of investment securities amounting to ¥2,883 million, which was attributable mainly to a prolonged decline in the market value of Japanese bank shares held by Kyocera Corporation. Kyocera also recognized a loss on devaluation of its investment in Kinseki amounting to ¥5,159 million, due to a substantial fall in its market value. In fiscal 2002, losses recognized on devaluation of investment securities were ¥5,771 million, which were also attributable mainly to the sharp decline in the market value of Japanese bank shares held by Kyocera Corporation.

A detailed analysis and discussion about Kyocera’s income before income taxes, and operating profit by operating segments are as follows;

Income before income taxes

The following table shows a breakdown of our consolidated income before income taxes, and operating profit for fiscal 2002 and fiscal 2003 for our four operating segments: Fine Ceramics Group, Electronic Device Group, Equipment Group and Others.

	Years ended March 31,
	(Yen in millions)
	2002	2003
Segment operating profit :

Fine Ceramics Group	¥20,137	¥18,797
Electronic Device Group	4,372	11,816
Equipment Group	24,413	40,020
Others	7,085	7,412

	56,007	78,045

Corporate	(2,086)	(5,619)

Equity in earnings of affiliates and unconsolidated subsidiaries	1,559	3,092
Adjustments and eliminations	(82)	519

Income before income taxes	¥55,398	¥76,037

Commencing in fiscal 2004, operating profit of the Precision Machine Division of Kyocera Corporation, previously included in “Others” was changed to “Corporate.” Previously published operating profits of such operating segments for fiscal 2002 and fiscal 2003 have been reclassified accordingly.

Operating profit for Fine Ceramics Group in fiscal 2003 dropped by 6.7% from fiscal 2002, due mainly to a decline in sales of components for the optical communications market. Operating profit for Electronic Device Group improved significantly by 170.3% from fiscal 2002 due principally to improved productivity through expanding production volume in China and a decrease in large expenses associated with structural reforms at AVX, that were recorded in fiscal 2002. The structural reforms at AVX included the integration of production bases and personnel reductions coupled with increased efficiency in its production operations in the United States. Operating profit for Equipment Group grew to 63.9% compared with fiscal 2002, due mainly to sales growth in information equipment and telecommunications equipment. Operating profit for Others increased by 4.6% compared with fiscal 2002, due principally to decreases in costs and expenses at Kyocera Corporation and KLC.

Corporate losses in fiscal 2003 were ¥5,619 million, an increase of ¥3,533 million compared with fiscal 2002. In fiscal 2003, Kyocera recognized losses on devaluation of investment securities amounting to ¥2,883 million, which was attributable mainly to a prolonged decline in the market value of Japanese bank shares held by Kyocera Corporation, even after the recognition of large losses of ¥5,771 million on investment securities in fiscal 2002. Kyocera also recorded a loss on devaluation of its investment in Kinseki Ltd., which was accounted for by equity method in fiscal 2003, amounting to ¥5,159 million, due to a substantial fall of its market value.

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

Cumulative effect of change in accounting principle

On April 1, 2002, Kyocera adopted the Statement of Financial Accounting Standards Board (SFAS) No. 141, “Business Combinations,” and No. 142, “Goodwill and Other Intangible Assets.” In the first half of fiscal 2003, Kyocera completed an impairment review of its goodwill, which indicated that there was an impairment loss on goodwill related to the acquisition of Kyocera Tycom Corporation and its consolidated subsidiaries (KTC), which manufactures and supplies micro drills for the IT industry, from the initial application of these statements. The impairment loss of ¥3,175 million was recorded as a cumulative effect of change in accounting principle in accordance with the provisions of SFAS No.142. Kyocera also wrote off ¥919 million of unamortized deferred credit related to an excess over cost arising from an investment in Taito Corporation that was accounted for by the equity method as a cumulative effect of change in accounting principle in accordance with the provisions of SFAS No.141. On April 1, 2001, Kyocera adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities -an Amendment of SFAS No. 133.” In accordance with the transition provisions of SFAS No. 133, Kyocera recorded a one-time, non-cash unrealized loss of ¥106 million, net of taxes, in accumulated other comprehensive income to recognize derivatives that are designated as cash flow hedges and qualify for hedge accounting. Kyocera also recorded a one-time, non-cash realized loss of ¥1,838 million, net of taxes, in the consolidated statement of income as a cumulative effect of change in accounting principle to record those derivatives that are designated as cash flow hedges but not qualified for hedge accounting (loss of ¥1,518 million) and those derivatives that are designated as cash flow hedges but for which hedge accounting was not adopted (loss of ¥320 million).

Business Combinations and Investments

Recent agreements related to new business combinations

On May 21, 2004, Kyocera reached an agreement with Kobe Steel, Ltd. (Kobe Steel) to merge the medical material operations of both companies into a successor company, Japan Medical Materials Corporation, which was established on September 1, 2004. As a dedicated manufacturer of medical materials, the successor company is expected to benefit from the integration of the specialized expertise of Kyocera and Kobe Steel in material processing technologies, while maximizing synergies by integrating development, production and marketing divisions. It also seeks to expand its business worldwide.

On June 21, 2004, the Carlyle Group (Carlyle), Kyocera, KDDI and DDI Pocket, Inc. (DDI Pocket) reached an agreement that a consortium consisting of Kyocera and Carlyle would acquire the business of DDI Pocket, a subsidiary of KDDI. Under the agreement, the company that succeeds to DDI Pocket’s business will be 30% owned by Kyocera. In cooperation with that company, Kyocera will endeavor to expand sales in its PHS related business by developing new markets in Japan as well as overseas.

Investment in Kinseki, Limited in Fiscal 2004

On August 1, 2003, Kyocera Corporation made Kinseki, Limited, which is in the business of manufacturing crystal components and which had been a 28.09%-owned subsidiary, its wholly-owned subsidiary through a share exchange. Under the share exchange, a total of 2,529,154 shares of common stock of Kyocera Corporation were allocated to Kinseki, Limited’s minority shareholders in return for the remaining 25,291,542 shares (71.91%) of Kinseki, Limited’s shares not previously owned by Kyocera Corporation. On April 1, 2004, Kinseki changed its name to “Kyocera Kinseki Corporation.”

Investment in Kyocera SLC Technologies Corporation in Fiscal 2004

On June 30, 2003, in order to reinforce the business of organic circuit board, Kyocera Corporation and IBM Japan, Ltd. reached an agreement for the transfer to Kyocera Corporation from IBM Japan, Ltd. of the SLC (Surface Laminar Circuitry: laminated highdensity printed circuit board) business of Yasu Site of IBM Japan, Ltd., and have executed a business transfer agreement. Kyocera Corporation acquired this business in exchange for cash of ¥8,594 million ($83 million). Kyocera Corporation incorporated a new successor company, “Kyocera SLC Technologies Corporation”, on August 12, 2003, which commenced operation on September 1, 2003.

Investment in Kyocera Chemical Corporation in Fiscal 2003

On May 16, 2002, Kyocera Corporation and Toshiba Chemical Corporation, which manufactures and sells electronic parts and materials, reached an agreement whereby Kyocera Corporation would make Toshiba Chemical Corporation a wholly-owned subsidiary of Kyocera Corporation through a share exchange. Kyocera entered into this transaction in order to reinforce the business of electronic parts and materials held by Toshiba Chemical Corporation and Fine Ceramics Group, Electronic Device Group, and other divisions of Kyocera. On August 1, 2002, Kyocera Corporation issued 990,990 shares of common stock of Kyocera Corporation in exchange for 45,045,000 shares (100%) of Toshiba Chemical Corporation held by its shareholders. On the same day, Toshiba Chemical Corporation was renamed as Kyocera Chemical Corporation.

Settlement of LaPine Case

On September 1, 1994, the International Chamber of Commerce issued its award with respect to the arbitration between Kyocera Corporation and LaPine Technology Corporation (LTC), Prudential-Bache Trade Corporation (PBTC) (presently renamed Prudential-Bache Trade Services, Inc.), et al. for the alleged breach of an agreement by Kyocera Corporation in connection with the reorganization of LTC. The award ordered Kyocera Corporation to pay to LTC and PBTC as damages, approximately $257 million, including interest, arbitration costs and attorney’s fees. Kyocera Corporation filed a motion to vacate, modify and correct the award in the U.S. District Court for the Northern District of California pursuant to an agreement between the parties providing for broad judicial examination of arbitration awards.

With respect to this case, Kyocera Corporation subsequently appealed to the Ninth Circuit Court of Appeals and then to the Supreme Court of the United States asserting the validity of the provision for broad judicial examination of arbitration awards. On December 22, 2003, Kyocera Corporation reached agreement with Prudential Securities Group, Inc., Prudential Equity Group, Inc., LaPine Technology Corporation and LaPine Holding Company to settle all claims in pending litigation between the parties. Kyocera Corporation has paid $331.5 million pursuant to this settlement and recorded ¥35,454 million ($341 million) as cash payment in its consolidated financial statements.

Kyocera had recognized a provision for accrued litigation expenses as cost of sales. The excess accrual of ¥2,284 million ($22 million) was reversed as a reduction of cost of sales to account for the difference between accrued litigation expenses and the cash settlement.

Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities

In fiscal 2004, Kyocera Corporation and KMC transferred to the Japanese government the substitutional portion of EPF liabilities and the related government-specified portion of plan assets of EPF upon approval by the Ministry of the Health, Labor and Welfare in Japan.

Kyocera Corporation and KMC adopted Emerging Issues Task Force (EITF) Issue No. 03-02, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” for the settlement process of the substitutional portion of EPF, and recorded ¥18,917 million ($182 million) of a settlement gain for the substitutional portion of EPF. Detailed information regarding this transfer process of and settlement gain for the substitutional portion of EPF is described in Note 10 to The Consolidated Financial Statements included in this Form 20-F.

Critical Accounting Policies and Estimates

Kyocera’s consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results may differ from these estimates, judgments and assumptions.

An accounting estimate in Kyocera’s consolidated financial statements is a critical accounting estimate if it requires Kyocera to make assumptions about matters that are highly uncertain at the time the accounting estimate is made, and either different estimates that Kyocera reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on the presentation of Kyocera’s financial condition, changes in financial condition or results of operations. Kyocera has identified the following critical accounting policies with respect to its financial presentation.

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

A substantial portion of allowances for doubtful accounts is recorded with respect to finance receivables of KLC, in Others segment, which provides credit financing and commercial leasing services. Based on the factors discussed above, KLC sets estimated recovery percentages that are applied to the amount of receivables to determine future cash flow. On a case-by-case basis, adjustments are made to the amount of allowances so determined in light of particular customers’ circumstances. KLC continuously monitors the correlation between the allowances so determined and the actual loss experienced, and makes an appropriate modification to the schedule of percentages for determining allowance amounts.

At March 31, 2004, KLC had ¥36,315 million ($349 million) of allowances for doubtful accounts against ¥195,286 million ($1,878 million) of finance receivables, which comprise over 80% of Kyocera’s allowances for doubtful accounts.

Inventory valuation

Kyocera estimates the amount of write-downs required to properly value inventory. Write-downs are provided for excess, slow-moving and obsolete inventory as well as valuation losses required to adjust recorded cost to its market value. Kyocera generally considers all inventory aged over 12 months to be slow-moving or obsolete. Kyocera also records inventory write-downs based on its projections of future demand, market conditions and related management-led initiatives even though the age of corresponding inventory is shorter than 12 months. In fiscal 2004, as a result of continuous strict controls and adjustments on inventories, Kyocera recognized inventory write-downs of ¥14,013 million ($135 million). The amounts of these inventory write-downs by operating segments appear in Note 18 to The Consolidated Financial Statements included in this Form 20-F. A substantial portion of these inventory write-downs was AVX’s write-down amounted to ¥10,351 million ($100 million) of current inventories of tantalum materials and purchase commitments based on long-term contracts. Inventories of mobile handsets, information equipment and optical instruments were also written down. These products were subject to a decrease in demand and a decline in price, or turned to be obsolete because of their short product lives.

The majority of Kyocera’s inventories are produced for the IT industry. Each of these products generally has a short product life, and is susceptible to market demand and price fluctuations. In light of the impacts by segments, inventory write-downs primarily affect Fine Ceramics Group, Electronic Device Group and Equipment Group. If market conditions and demand in the information technology industry are less favorable than Kyocera’s projections, additional write-downs may be required.

Impairment of securities and investments

Kyocera records impairment charges for debt and equity securities and investments in affiliates and unconsolidated subsidiaries accounted for by the equity method when it believes that the decline of value is considered to be other-than-temporary. Kyocera regularly reviews each security and investment for impairment based on the extent to which the fair value is less than cost, the duration of the decline, the anticipated recoverability of fair value in the future and the financial conditions of the issuer. Poor operating results of the issuers of these securities or adverse changes in the market may cause impairment losses in future periods.

In fiscal 2004, Kyocera recognized losses on devaluation of investment securities amounting to ¥1,030 million ($10 million), which was attributable mainly to management’s estimation that certain non-public companies in which Kyocera invested would need considerable periods to gain profitability in their operating activities.

Kyocera Corporation is currently a major shareholder of KDDI. The price fluctuation of the KDDI shares may affect Kyocera’s financial conditions. At March 31, 2004, the unrealized gain on KDDI shares held by Kyocera Corporation was ¥87,125 million ($838 million). The market price of the KDDI shares rose significantly during fiscal 2004, and ¥48,598 million of an unrealized loss position at March 31, 2003 turned into an unrealized gain position. As the operating results of KDDI recently grew steadily, the performance of KDDI shares is considered to be stable. For detailed information on the gross unrealized gain or loss, see Note 4 to The Consolidated Financial Statements in this Form 20-F.

Impairment of long-lived assets

Kyocera has adopted SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” by the U.S. Financial Accounting Standards Board (FASB). Kyocera reviews its long-lived assets and intangible assets with definite useful lives for impairment at least annually, and in some cases more often if events or changes in circumstances so require.

Long-lived assets and intangible assets with definite useful lives are considered to be impaired when the expected undiscounted cash flow from the asset is less than its carrying value. A loss on impairment is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets and intangible assets with definite useful lives.

In fiscal 2004, Kyocera did not recognize any losses on impairment of long-lived assets or intangible assets with definite useful lives.

Goodwill and other intangible assets

Kyocera has adopted SFAS No.142, “Goodwill and Other Intangible Assets.” This requires that, rather than being amortized, goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually, and also following any events or changes in circumstances that might lead to impairment. The impairment review of goodwill and other intangible assets conducted by Kyocera in fiscal 2003 indicated that there was an impairment loss on goodwill within the Fine Ceramics Group related to the acquisition of KTC, an U.S. subsidiary, which manufactures and sells micro drills for the information technology industry. A consolidated impairment loss of ¥3,175 million was booked as a cumulative effect of change in accounting principle. With the assistance of a third-party appraiser, Kyocera arrived at the implied fair value of goodwill using a discounted cash flow methodology, taking into account sluggishness in KTC’s markets.

Kyocera also undertook a review for impairment of goodwill and other intangible assets in fiscal 2004. The results of this review revealed no indications of any impairment in the carrying values of such assets.

Deferred tax assets

Kyocera records deferred tax assets with valuation allowances to adjust their carrying amounts when it believes that it is more likely than not that the assets will not be realized. The valuation of deferred tax assets principally depends on the estimation of future taxable income and feasible tax planning strategies. If future taxable income is lower than expected due to future market conditions or poor operating results, significant adjustments to deferred tax assets may be required. At March 31, 2004, deferred tax assets were amounted to ¥49,432 million ($475 million), which Kyocera considers will reasonably be realized in the future compared with the amounts of taxable income and income taxes in fiscal 2004. There were no material discrepancies between expected and actual taxable income in terms of deferred tax assets calculation in recent years.

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

If Japanese and global financial markets stagnates, Kyocera may be required to decrease its assumptions of the discount rate and the expected long-term rate of return on plan assets and, a decrease in such assumptions will lead to an increase in projected benefit obligations and net periodic pension costs. Particularly, an increase in projected benefit obligations may negatively affect Kyocera’s accrued pension and severance costs in the consolidated balance sheet and labor costs included in cost of sales and selling, general and administrative expenses in the consolidated statement of income. An increase in accumulated benefit obligations may also require Kyocera to record additional minimum pension liability in accumulated other comprehensive income.

In fiscal 2004, Kyocera Corporation and KMC transferred to the Japanese government the substitutional portion of EPF liabilities and the related government-specified portion of plan assets of EPF. Kyocera Corporation and KMC adopted EITF Issue No. 03-02, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” for the settlement process of the substitutional portion of EPF, and recorded ¥18,917 million ($182 million) of a settlement gain for the substitutional portion of EPF. As a result of this settlement, Kyocera’s projected benefit obligation decreased by ¥71,243 million ($685 million) and plan assets decreased by ¥29,493 million ($284 million), respectively. This decrease in projected benefit obligation is particularly considered to lead a reduction of a potential negative impact on Kyocera’s financial conditions and results of operations. Detailed information regarding this transfer process of and settlement gain for the substitutional portion of EPF is described in Note 10 to The Consolidated Financial Statements included in this Form 20-F.

Sensitivity analysis of benefit plans

The following table illustrates the effect of assumed changes in discount rates and the expected rate of return on plan assets, with assuming all other assumptions consistent, for Kyocera Corporation’s benefit plan which account for a significant portion of Kyocera’s projected benefit obligations and net periodic pension costs.

	Yen in millions
	Effect on pre-tax income for the year ending March 31, 2005	Effect on PBO as of March 31, 2004
Discount rates
0.5% decrease	(782)	9,705
0.5% increase	774	(8,774)
Expected rate of return on plan assets
0.5% decrease	(462)	—
0.5% increase	462	—

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

Revenue recognition

Kyocera recognizes sales, when there is evidence of an agreement, title and risks have passed to customers, the sales prices are fixed or determinable, and collectibility of the resulting receivable is reasonably assured.

Revenue from Fine Ceramics Group, Electronic Device Group and Equipment Group are recognized principally upon delivery to customers. Revenue from direct financing leases is recognized over the term of the leases and amortization of unearned lease income is recognized using the interest method. Interest income on installment loans is recognized on an accrual basis. Interest income is no longer accrued at the time the collection of the interest is past due 1 year or more, or the collection of the principal is past due 6 months or more. The interest received from cash payments on impaired loans are recorded as income, unless the collectibility of the remaining investments is doubtful, in which case the cash receipt is recorded as collection of the principal.

New Accounting Standards

In June 2001, FASB issued SFAS No. 143 “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires full recognition of asset retirement obligations on the balance sheet from the point in time at which a legal obligation exists. The obligation is required to be measured at fair value. The carrying value of the asset or assets to which the retirement obligation relates would be increased by an amount equal to the liability recognized. This amount would then be included in the depreciable base of the asset and charged to income over its life as depreciation. This statement is effective for fiscal years beginning after June 15, 2002. The adoption of this statement did not have a material impact on Kyocera’s consolidated results of operations and financial position.

In November 2002, the FASB’s EITF reached a consensus on EITF No. 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF Issue No.00- 21 provides guidance on how to account for arrangement that involve the delivery or performance of multiple products, services and/or right to use assets. EITF No. 00-21 is effective for fiscal periods beginning after June 15, 2003. The adoption of this statement did not have a material impact on Kyocera’s consolidated results of operations and financial position.

In January 2003, FASB issued Interpretation (FIN) No. 46, “Consolidation of Variable Interest Entities.” Variable interest entities often are created for a single specified purpose, for example, to facilitate securitization, leasing, hedging, research and development, or other transactions or arrangements. This interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” defines what these variable interest entities are and provides guidelines on how to identity them and also on how an enterprise should assess its interests in a variable interest entity to decide whether to consolidate that entity. Generally, FIN No. 46 applies to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. For existing variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003, the provision of this interpretation will apply no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. In December 2003, the FASB completed deliberations of proposed modifications to FIN No.46 (Revised interpretations) resulting in multiple effective dates based on the nature and the creation date of the variable interest entity. Currently, Kyocera does not have any material variable interest entities and the adoption of FIN No.46-R did not have a material impact on Kyocera’s consolidated results of operations and financial position.

In December 2003, FASB revised SFAS No. 132, “Employers’ Disclosures about Pensions and Other Post Retirement Benefits.” The revised SFAS No. 132 retains the disclosures required by the original SFAS No. 132 and requires additional disclosures to those in the original SFAS No. 132 about the assets, obligations, cash flows, and net periodic cost of defined benefit pension plans and other defined benefit postretirement plans. The revised SFAS No. 132 is generally effective for fiscal years ending after December 15, 2003 and Kyocera adopted it for its disclosure of domestic benefit plans in financial statements for fiscal 2004. As this revision does not require the employers to change the measurement or recognition of the benefit plan, the adoption of the revised SFAS No. 132 did not have any impact on Kyocera’s consolidated results of operations and financial position.

In April 2003, FASB issued SFAS No. 149, “Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Kyocera adopted SFAS No. 149 for contracts entered into or modified after June 30, 2003 except for certain items related to the implementation provisions of SFAS No. 133. The adoption of this statement did not have a material impact on Kyocera’s consolidated results of operations and financial position.

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

In March 2004, EITF concluded its discussion of Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.” EITF No. 03-01 provides accounting guidance regarding the determination of when an impairment (i.e. fair value is less than carrying value) of debt and marketable equity securities and investments accounted for under the cost method should be considered other-than-temporary and recognized in earnings. EITF No. 03-01 also requires annual disclosures of certain quantitative and qualitative factors of debt and marketable equity securities classified as available-for-sale or held-to-maturity that are in an unrealized loss position at the balance sheet date, but for which an other-than-temporary impairment has not been recognized. The disclosure requirements of EITF No. 03-01 were effective December 31, 2003. The accounting guidance of EITF No. 03-01 is effective in reporting periods beginning after June 15, 2004. The adoption of this statement is not expected to have a material impact on Kyocera’s consolidated results of operations and financial position.

B. Liquidity and Capital Resources

Kyocera’s primary source of short-term liquidity is cash generated by operations. Certain subsidiaries also generate capital in the form of loans from financial institutions. Details of these borrowings are described in Item 5.F “Tabular Disclosure of Contractual Obligations” of this Form 20-F.

At March 31, 2004, Kyocera’s working capital totaled ¥557,057 million ($5,356 million), an increase of ¥100,209 million ($964 million) from ¥456,848 million at March 31, 2003. This was due mainly to increases in trade accounts receivables of ¥27,833 million ($268 million) and in inventories of ¥14,038 million ($135 million) associated with higher levels of orders and net sales. Short-term finance receivables also increased by ¥39,299 million ($378 million) due to transfers from long-term finance receivables. Kyocera strives to maintain high liquidity and increase operating cash flows by reducing inventories through shorter lead-times and by enhancing collection terms of trade receivables. Cash from operations has generally been sufficient for Kyocera to fund its working capital requirements and to fulfill its future capital expenditures, debt repayments and other obligations.

Capital expenditures in fiscal 2004 increased by ¥14,323 million ($138 million) to ¥54,937 million ($528 million) from ¥40,614 million in fiscal 2003. Research and development (R&D) expenditures decreased by ¥638 million ($6 million) to ¥46,630 million ($448 million) from ¥47,268 million in fiscal 2003. Nearly all capital and R&D expenditures were funded using cash in hand or cash generated by operations.

During fiscal 2005, Kyocera expects cash demands for working capital and funds for capital expenditures required for the expansion of operations and projects total capital expenditures to be approximately ¥62,000 million ($596 million). Since capacity utilization is already high in Fine Ceramics and Electronic Device Group operations, capital spending plans in fiscal 2005 include investments in additional production capacity to respond to projected demand growth trends. In Equipment Group operations, Kyocera aims to increase its market share through investments in new mobile communications equipment. Kyocera also anticipates short-term cash expenditures for the purchase of Kyocera Corporation’s common stock and the payment of dividends to stockholders.

For fiscal 2005 Kyocera projects total R&D expenditures to be approximately ¥51,000 million ($490 million). Details are given in the following section, under “Research and Development, Patent and Licenses, and etc.”

Kyocera Corporation undertakes purchases of its common stock to facilitate the implementation of flexible capital policies and develop the business in a dynamic manner in response to changes in the operating environment.

In fiscal 2004, Kyocera Corporation paid cash dividends totaling ¥11,174 million ($107 million). Kyocera Corporation received approval at the general meeting of shareholders held on June 25, 2004 for the payment of year-end dividends totaling ¥5,624 million ($54 million) on June 28, 2004 to all stockholders of record on March 31, 2004.

Management believes cash in hand and operating cash flow will be sufficient to fund all cash disbursement needs outlined above at least through fiscal 2005. Consequently, Management does not currently intend to use any other external financing sources that might affect credit agency ratings of Kyocera. If cash generated by operations were insufficient for funding purposes, Kyocera retains other financing options, including external sources such as short-term or long-term borrowings as well as financing directly from capital markets through issuance of debt or equity securities. As evidenced by an equity ratio to assets of 64.3% at March 31, 2004, Kyocera maintains a strong financial position, which leads Management to believe that any capital requirements could be secured from external sources at relatively low cost. Kyocera also maintains good business relationships with several major Japanese financial institutions.

Kyocera’s ability to generate cash from operations is highly dependent on the results of each of Kyocera’s three business segments. Any future significant deterioration in market demand for Kyocera’s products, or a slump in product prices to levels substantially below those projected by Kyocera, could adversely affect Kyocera’s operating results and financial position, possibly resulting in reduced liquidity.

Cash flow

Fiscal 2004 compared with Fiscal 2003

	Years ended March 31, (Yen in millions and U.S. dollars in thousands)
	2003	2004	2004
Cash flows from operating activities	¥160,754	¥62,575	$601,683
Cash flows from investing activities	(58,512)	29,581	284,432
Cash flows from financing activities	(74,662)	(20,422)	(196,365)
Cash and cash equivalents at end of year	298,310	361,132	3,472,423

Net cash provided by operating activities in fiscal 2004 decreased by ¥98,179 million ($944 million) to ¥62,575 million ($602 million) from ¥160,754 million in fiscal 2003, due primarily to a net increase in receivables due to higher sales of cellular handsets at KWC and increased inventories at KMC related to the receipt of large contract orders. In addition, Kyocera made a cash payment totaling ¥35,454 million ($341 million) in December 2003 related to the settlement of the LaPine case.

Net cash provided by investing activities in fiscal 2004 amounted to ¥29,581 million ($284 million) compared with net cash used in investing activities of ¥58,512 million in fiscal 2003, reflecting increased sale and redemption of securities, which resulted in a cash inflow of ¥77,487 million ($745 million) (a rise of ¥43,137 million ($415 million) compared with a corresponding cash inflow of ¥34,350 million in fiscal 2003) and the settlement of the LaPine case, which resulted in a release of restricted cash totaling ¥52,983 million ($509 million). Such increase was offset partly by payments for purchases of property, plant and equipment totaling ¥58,869 million ($566 million) included capital expenditures within Kyocera’s solar energy and information equipment businesses and investments to raise manufacturing productivity for fine ceramic parts and electronic components.

Net cash used in financing activities in fiscal 2004 decreased by ¥54,240 million ($522 million) to ¥20,422 million ($196 million) from ¥74,662 million in fiscal 2003. This was due mainly to a significant fall in purchases of treasury stock from ¥42,010 million in fiscal 2003 to ¥33 million ($0 million) in fiscal 2004.

At March 31, 2004, the yen’s appreciation against the U.S. dollar had a negative impact on cash and cash equivalents in the amount of ¥8,912 million ($86 million).

At March 31, 2004, cash and cash equivalents totaled ¥361,132 million ($3,472 million). This represented an increase of ¥62,822 million ($604 million) from ¥298,310 million at March 31, 2003.

Fiscal 2003 compared with Fiscal 2002

	Years ended March 31, (Yen in millions)
	2002	2003
Cash flows from operating activities	¥140,929	¥160,754
Cash flows from investing activities	(51,138)	(58,512)
Cash flows from financing activities	(18,396)	(74,662)
Cash and cash equivalents at end of year	280,899	298,310

Net cash provided by operating activities in fiscal 2003 increased by ¥19,825 million to ¥160,754 million from ¥140,929 million in fiscal 2002, due primarily to an increase in notes and accounts payable which resulted from an increase in purchases within our Equipment Group and a decrease in payments for income taxes, reflecting a decrease in taxable income in fiscal 2002, which was partly offset by an increase in receivables and diminution in the effect of losses on and a decrease in inventories

Net cash used in investing activities in fiscal 2003 increased by ¥7,374 million to ¥58,512 million from ¥51,138 million in fiscal 2002. This was due primarily to a decrease in proceeds from maturities of securities, despite a continuous decrease in capital expenditures mainly within our Fine Ceramics Group.

Net cash used in financing activities in fiscal 2003 increased by ¥56,266 million to ¥74,662 million from ¥18,396 million in fiscal 2002. This was due mainly to a significant increase in purchases of treasury stock.

At March 31, 2003, the yen’s appreciation against the U.S. dollar had a negative impact on cash and cash equivalents in the amount of ¥10,169 million.

Cash and cash equivalents increased in fiscal 2003 by ¥17,411 million from ¥280,899 million to ¥298,310 million.

Assets, liabilities and stockholders’ equity

Kyocera’s total assets at March 31, 2004 increased by ¥159,744 million ($1,536 million) to ¥1,794,758 million ($17,257 million), compared with ¥1,635,014 million at March 31, 2003. Cash and cash equivalents increased by ¥62,822 million ($604 million) to ¥361,132 million ($3,472 million). Following the agreement on a settlement of the LaPine case on December 22, 2003, the restricted cash that had been deposited by Kyocera Corporation with a financial institution to reduce the cost of the issuance of a letter of credit in connection with legal proceeding was released. See Note 21 to The Consolidated Financial Statements in this Form 20-F.

Short-term investments decreased by ¥10,796 million ($104 million) to ¥3,855 million ($37 million), principally due to the redemption of convertible bonds.

Trade accounts receivables increased by ¥27,833 million ($268 million) to ¥207,583 million ($1,996 million), principally as a result of the consolidation of Kinseki and an increase in net sales at KWC. Short-term and long-term finance receivables increased by ¥2,083 million ($20 million) to ¥159,065 million ($1,529 million), due mainly to higher operating advances by KLC as part of the financing of real estate development projects. Short-term and long-term finance receivables also included finance lease receivables.

Inventories increased by ¥14,038 million ($135 million) to ¥197,194 million ($1,896 million). This was due mainly to the effect of the new consolidation of Kinseki and to an increase in inventories held at March 31, 2004 by KMC associated with large orders mainly in Europe.

Securities and other investments increased by ¥121,959 million ($1,173 million) to ¥430,096 million ($4,136 million), due mainly to an increase in market value at March 31, 2004 of KDDI stock and other equity securities compared with March 31, 2003.

Total property, plant and equipment at cost, net of accumulated depreciation, increased by ¥5,015 million ($48 million) to ¥254,520 million ($2,447 million) due primarily to the new consolidation of Kinseki Ltd, which was partly offset by depreciation expenses.

Kyocera’s total liabilities at March 31, 2004 increased by ¥17,820 million ($171 million) to ¥587,774 million ($5,652 million), compared with ¥569,954 million at March 31, 2003 due primarily to an increase in deferred income tax liabilities associated with increase in net unrealized gain on securities and the effect of the consolidation of Kinseki Ltd, which was partly offset by a decrease in accrued litigation expenses following the LaPine legal settlement and a reduction in accrued pension and severance costs reflecting the transfer of the substitutional portion of EPF.

Total debt, comprised of short-term borrowings and long-term debt including due within one year, increased by ¥1,125 million ($11 million) to ¥199,945 million ($1,923 million), due primarily to the consolidation of Kinseki, which was partly offset by debt repayments by various Kyocera Group companies, notably KLC, KCC, Shanghai Kyocera Electronics Co., Ltd. and Kyocera International, Inc. Kyocera’s short-term borrowings consist of unsecured and secured loans with weighted-average interest rate of 0.66%. Kyocera’s long-term debt consists of unsecured and secured loans with interest rates ranging from 0.39% to 7.50%. Information regarding expected maturity dates of these short-term borrowings and long-term debt are given in the following section, under “Tabular Disclosure of Contractual Obligations.” There are no material seasonal variations in Kyocera’s borrowing requirements.

Minority interests in subsidiaries, principally AVX, decreased by ¥8,322 million ($80 million) to ¥53,238 million ($512 million), compared with ¥61,560 million at March 31, 2003. This was principally due to the appreciation of the yen against the U.S. dollar and to the loss posted by AVX for fiscal 2004.

Total stockholders’ equity at March 31, 2004 increased by ¥150,246 million ($1,445 million) to ¥1,153,746 million ($11,094 million), compared with ¥1,003,500 million at March 31, 2003. The decrease due to cash dividend payments of ¥11,174 million ($107 million) was mitigated by increases in stockholders’ equity due to net income for fiscal 2004 of ¥68,086 million ($655 million), an increase in accumulated other comprehensive income of ¥78,240 million ($752 million), and a decrease in treasury stock of ¥20,678 million ($199 million).

Accumulated other comprehensive income included net unrealized gains on securities at March 31, 2004 of ¥59,241 million ($570 million). This represented an increase of ¥89,196 million ($858 million) compared with March 31, 2003 due to a rise in market value of Kyocera’s investments. Due to the appreciation of the yen against the U.S. dollar, foreign currency translation adjustments decreased by ¥20,693 million ($199 million) to ¥(35,670 million) ($(343 million)), compared with March 31, 2003. In addition, the minimum pension liability adjustment increased by ¥9,454 million ($91 million) to ¥(1,477 million)($(14 million)), compared with March 31, 2003.

The decrease in treasury stock was principally due to the allotment and distribution of shares of treasury stock associated with the exchange of shares conducted to make Kinseki, Ltd. into a wholly owned subsidiary of Kyocera.

The stockholders’ equity ratio at March 31, 2004 was 64.3%, an increase of 2.9 points compared with 61.4% at March 31, 2003.

C. Research and Development, Patent and Licenses, and etc.

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

Research and development expenses for the years ended March 31, 2002, 2003 and 2004 amounted to ¥40,399 million, ¥47,268 million and ¥46,630 million ($448 million), respectively.

For fiscal 2005 Kyocera projects total R&D expenditures to be approximately ¥51,000 million ($490 million). Major areas of focus in Fine Ceramics Group R&D include the development of components for digital consumer products and automotive applications, and of photovoltaic modules for the environmental industry. Major Electronic Device Group R&D projects include the development of various electronic devices for the digital consumer equipment market. Major Equipment Group R&D projects include the development of digital MFPs and printers, together with work on associated telecommunications and mobile-phone technologies. Management believes Kyocera needs to invest its resources continuously in the development of new business areas and improved technology in order to create new products, commercialize advanced technologies and thereby secure future earnings streams.

We have a variety of patents in Japan and other countries, and hold licenses for the use of patents from others. Details are set forth in Item 4 B “Patents and Licenses” in this Form 20F.

D. Trend Information

The following statements contain forward- looking statements. They are based on estimates and assumptions of our management about the future and are subject to significant uncertainty. You should read these statement in conjunction with the Item 3.D “Risk Factors” in this Form 20-F, which describe factors that may contribute to actual events or our results of operations differing from that stated in the forward looking statements below, including changes in the Japanese or world economies and demand for our products.

The information below should be read in conjunction with other sections within Item 5 “Operating and Financial Review and Prospects” of this Form 20-F, which contains some of the trend information required by this item.

The results for the three months ended June 30, 2004

With respect to our first quarterly financial results, which cover the three months period ended June 30, 2004, please refer to our report on Form 6-K submitted on July 29, 2004.

Market Trends

In the telecommunications and information processing markets, key areas for us, rising popularity of advanced handsets featuring color LCDs and built-in cameras combined with further permeation in the Chinese market is expected to propel demand for mobile phones. In addition, stable growth is predicted to continue in PC-related markets, while strong growth in demands for digital cameras, DVD recorders and digital TVs is anticipated. We expect these growths will have favorable impact on our business.

We believe that the steps we have already taken, including structural reforms and other initiatives to reinforce our operational bases, as well as preparatory moves targeted at future expansion, will drive our growth in fiscal 2005 and beyond. They lay the path to continued “high-value-added diversification,” which is the cornerstone for achieving our strategic objective to grow in sales and profits continuously over the coming years and decades, subject to some uncertainties such as economic conditions in the markets, fluctuations in exchange rates and our ability to launch innovative products.

E. Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F. Tabular Disclosure of Contractual Obligations

The following tables provide information about Kyocera’s contractual obligations and other commercial commitments that will affect Kyocera’s liquidity for the next several years, as of March 31, 2004. Kyocera anticipates that funds to be required to fulfill these debt obligations and commitments will be generated internally from operations.

Contractual obligations	(Yen in millions)
	Less than 1 year	2-3 years	4-5 years	Thereafter	Total
Short-term borrowings (A)	¥84,815	—	—	—	¥84,815
Long-term debt (including due within one year) (A)	44,522	61,473	6,649	2,486	115,130
Supply agreement material used in operation (B)	7,614	5,098	—	—	12,712
Obligations for the acquisition or construction of property, plant and equipment	12,058	—	—	—	12,058

Total Contractual Obligations	¥149,009	¥66,571	¥6,649	¥2,486	¥224,715

Contractual obligations	(U.S. dollars in thousands)
	Less than 1 year	2-3 years	4-5 years	Thereafter	Total
Short-term borrowings (A)	$815,529	—	—	—	$815,529
Long-term debt (including due within one year) (A)	428,096	591,086	63,933	23,904	1,107,019
Supply agreement material used in operation (B)	73,212	49,019	—	—	122,231
Obligations for the acquisition or construction of property, plant and equipment	115,942	—	—	—	115,942

Total Contractual Obligations	$1,432,779	$640,105	$63,933	$23,904	$2,106,721

(A) At March 31, 2004, Kyocera’s contractual obligations mainly comprised of short-term borrowings and long-term debt including due within one year, which amounted to ¥84,815 million ($816 million) and ¥115,130 million ($1,107 million), respectively. Over 80% of those debts were attributable to KMC and KLC. KLC provides financial services such as credit financing and leasing. Due to the nature of its operation, KLC had ¥58,227 million ($560 million) of short-term borrowings and ¥86,638 million ($833 million) of long-term debt from banks and other financial institutions at March 31, 2004 as the primary source of funding for operating its business.

(B) AVX has a supply agreement for a significant portion of its anticipated material used in operation in its ordinary course of business.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table shows Kyocera’s Directors and Corporate Auditors as of July 1, 2004.

Name	Date of Birth	Position	Since
Kazuo Inamori	January 30, 1932	Chairman Emeritus and Director	1959

Kensuke Itoh	December 17, 1937	Chairman of the Board and Representative Director	1975

Yasuo Nishiguchi	October 9, 1943	Representative Director and President, Executive Officer	1987 (President since 1999)

Masahiro Umemura	August 8, 1943	Representative Director and Executive Vice President, Executive Officer (General Manager of Corporate Development Division)	1991

Michihisa Yamamoto	November 13, 1942	Representative Director and Executive Vice President, Executive Officer (General Manager of Corporate General Affairs Division)	1987

Name	Date of Birth	Position	Since
Yuzo Yamamura	December 4, 1941	Director (President and Representative Director of KYOCERA ELCO CORPORATION)	2003

Naoyuki Morita	April 8, 1942	Director (President and Representative Director of KYOCERA COMMUNICATION SYSTEMS CO., LTD.)	2003

Koji Seki	December 8, 1937	Director (Chairman of the Board and Representative Director of KYOCERA MITA CORPORATION)	1989

Noboru Nakamura	October 6, 1944	Director (Vice President and Representative Director of KYOCERA CHEMICAL CORPORATION)	1991

Isao Kishimoto	November 30, 1943	Director (President and Representative Director of KINSEKI, LIMITED)	1993

Hisao Hisaki	July 2, 1946	Director and Managing Executive Officer (Executive Vice President of KYOCERA (TIANJIN) SALES AND TRADE CORPORATION)	1991

Rodney N. Lanthorne	February 5, 1945	Director (President of KYOCERA INTERNATIONAL, INC.)	1989

John S. Gilbertson	December 4, 1943	Director (CEO and President of AVX CORPORATION)	1995

Atsushi Mori	September 9, 1937	Full-time Corporate Auditor	2002

Yasuo Akashi	May 29, 1944	Full-time Corporate Auditor	2003

Osamu Nishieda	January 10, 1943	Corporate Auditor	1993

Shinji Kurihara	July 19, 1932	Corporate Auditor	2003

Kazuo Inamori has served as the Chairman Emeritus and Director of Kyocera Corporation since 1997. He became a Director when he founded the Kyocera Corporation in 1959, a Managing Director in 1962, and a Senior Managing Director in 1964.

Kensuke Itoh has served as the Chairman of the Board and Representative Director of Kyocera Corporation since 1999. He became a Director in 1975, a Managing Director in 1979, and a Senior Managing Director in 1981. He joined Kyocera Corporation in 1959 and has served as Representative Director of Kyocera Realty Development Co., Ltd., Representative Director of Hotel Kyocera Co., Ltd and Representative Director of Hotel Princess Kyoto Co., Ltd.

Yasuo Nishiguchi has served as the President and Representative Director of Kyocera Corporation since 1999. He became a Director in 1987, a Managing Director in 1989 and a Senior Managing and Representative Director in 1992. He joined Kyocera Corporation in 1975 and has served as the Representative Director of Kyocera Mita Corporation, Representative Director of Kyocera Leasing Co., Ltd., Representative Director of Kyocera Communication Systems Co., Ltd., Representative Director of Kyocera ELCO Corporation, Chairman of the Board of Directors of Shanghai Kyocera Electronics Co., Ltd., Chairman of the Board of Directors of Dongguan Shilong Kyocera Optics Co., Ltd., Chairman of the Board of Directors of Kyocera Zhenhua Communication Equipment Co., Ltd., Chairman of the Board of Directors of Kyocera Mita Office Equipment (Dongguan) Co., Ltd., Chairman of the Board of Directors of Kyocera (Tianjin) Sales and Trading Corporation, Chairman of the Board of Directors of Kyocera (Tjianjin) Solar Energy Co., Ltd., Representative Director of Kyocera Optec Co., Ltd., Representative Director of Kyocera SLC Technologies Corporation, Representative Director of Kyocera Display Institute Co., Ltd. and Representative Director of Kyocera Kinseki Corporation.

Masahiro Umemura has served as an Executive Vice President and Representative Director of Kyocera Corporation since 1999. He became a Director in 1991, a Managing Director in 1993 and a Senior Managing and Representative Director in 1997. He joined Kyocera Corporation in 1966 and has served as General Manager of the Corporate Development Division of Kyocera Corporation, the Chairman of the Board of Directors of Shanghai Kyocera Realty Development Co., Ltd. and the Chairman of the Board of Directors of Shanghai Kyocera Trading Co., Ltd.

Michihisa Yamamoto has served as an Executive Vice President and Representative Director of Kyocera Corporation since 1999. He became a Director in 1987, a Managing Director in 1989 and a Senior Managing and Representative Director in 1992. He joined Kyocera Corporation in 1970 and has served as a General Manager of the Corporate General Affairs Division of Kyocera Corporation.

Yuzo Yamamura rejoined Kyocera Corporation as a Director in 2003. He first became a Director in 1987, and retired in 1993. He rejoined Kyocera Corporation as a Senior Managing and Representative Director in 1995 and retired again in 1999. He originally joined Kyocera Corporation in 1965 and has served as the President and Representative Director of Kyocera ELCO Corporation.

Naoyuki Morita rejoined Kyocera Corporation as a Director in 2003. He first became a Director in 1987, a Managing Director in 1989 and a Senior Managing and Representative Director in 1995, and he retired in 1999. He originally joined Kyocera Corporation in 1967 and has served as the President and Representative Director of Kyocera Communication Systems Co., Ltd.

Koji Seki rejoined Kyocera Corporation as a Director in 2003. He first became a Director in 1989 and a Managing Director in 1999, and he retired in 2001. He originally joined Kyocera Corporation in 1982 and has served as the Chairman of the Board and Representative Director of Kyocera Mita Corporation and Kyocera Mita Japan Corporation.

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

Isao Kishimoto has served as a Director of Kyocera Corporation since 2003. He became a Director in 1993, a Managing Director in 1997 and a Senior Managing Director in 2001. He joined Kyocera Corporation in 1967 and has served as the President and Representative Director of Kyocera Kinseki Corporation.

Hisao Hisaki has served as a Director of Kyocera Corporation since 1991. He joined Kyocera Corporation in 1969 and has served as an Executive Vice President of Kyocera Tianjin Sales and Trading Corporation.

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

Yasuo Akashi has served as a Full-time Corporate Auditor of Kyocera Corporation since 2003. He served as a Senior Managing and Representative Director of Kyocera Corporation from 1997. He became a Director in 1991 and a Managing Director in 1993. He joined Kyocera Corporation in 1967

Osamu Nishieda has served as a Corporate Auditor of Kyocera Corporation since 1993. He has served as an In-House Council of Kyocera Corporation.

Shinji Kurihara has served as a Corporate Auditor of Kyocera Corporation since 2003. He has served as the Representative Director of Takeda Management Institution.

Kyocera adopts an “executive officer system” pursuant to the Commercial Code of Japan, of which objectives are to establish corporate governance appropriate for a global corporation, together with a decision making system responsive to the business environment, and to train the next generation of senior executives.

The following table shows Kyocera’s Executive Officers as of July 1, 2004.

Name	Position
Yasuo Nishiguchi	Representative Director and President

Masahiro Umemura	Representative Director and Executive Vice President, (General Manager of Corporate Development Division)

Michihisa Yamamoto	Representative Director and Executive Vice President, (General Manager of Corporate General Affairs Division)

Hisao Hisaki	Managing Executive Officer and Member, Board of Directors (Deputy General Manager of Kyocera (Tianjin) Sales & Trading Corporation)

Isao Yukawa	Managing Executive Officer (General Manager of Corporate Solar Energy Division)

Hisashi Sakumi	Managing Executive Officer (Deputy General Manager of Corporate General Affairs Division, Officers in charge of Environment Affairs)

Name	Position
Hideki Ishida	Managing Executive Officer (General Manager of Corporate Finance Division)

Tsutomu Yamori	Managing Executive Officer (Deputy General Manager of Corporate General Affairs Division)

Eiichi Toriyama	Managing Executive Officer (General Manager of Corporate Electronic Components Sales Division)

Makoto Kawamura	Managing Executive Officer (General Manager of Corporate Cutting Tool Division)

Tatsumi Maeda	Managing Executive Officer (General Manager of Corporate Business Strategy Division)

Akiyoshi Okamoto	Senior Executive Officer (President of SHANGHAI KYOCERA ELECTRONICS CO., LTD.)

Takashi Itoh	Senior Executive Officer (General Manager of Corporate Purchasing Division)

Yoshihiko Nishikawa	Senior Executive Officer (General Manager of Corporate R&D Division For Components and Devices)

Susumu Ohshima	Senior Executive Officer (Deputy General Manager of Corporate Purchasing Division)

Tetsuo Kuba	Executive Officer (General Manager of Corporate Fine Ceramics Division)

Osamu Nomoto	Executive Officer (General Manager of Ceramic Packages Division)

Gen Takayasu	Executive Officer (General Manager of Communication Devices Division)

Nobuhiro Ochiai	Executive Officer (General Manager of Corporate Capacitor Division)

Yasuyuki Yamamoto	Executive Officer (General Manager of Corporate Mobile Communication Equipment Division)

Junichi Jinno	Executive Officer (General Manager of Corporate Communication Systems Equipment Division)

Keijiro Minami	Executive Officer (General Manager of Corporate Legal and Intellectual Property Division)

Goro Yamaguchi	Executive Officer (Deputy General Manager of Corporate Semiconductor Components Sales Division)

Junzo Katsuki	Executive Officer (Deputy General Manager of Corporate Electronic Components Sales Division)

Yukihiro Takarabe	Executive Officer (Deputy General Manager of Corporate Cutting Tool Division)

Takashi Naruko	Executive Officer (General Manager of Jewelry and Application Products Division)

Name	Position
Masakazu Mitsuda	Executive Officer (General Manager of Corporate Business Systems Administration Division)

Yoshihito Ota	Executive Officer (General Manager of Office of the Chief Executives)

Yasushi Matsumura	Executive Officer (General Manager of Liquid Crystal Display Division)

Toshimi Gejima	Executive Officer (General Manager of Automotive Components Division)

Michiaki Furuhashi	Executive Officer (General Manager of General Affairs Division)

B. Compensation

The aggregate amount of compensation, including bonuses, paid by Kyocera Corporation and its certain subsidiaries in the fiscal year ended March 31, 2004 to all Directors, Executive Officers and Corporate Auditors of Kyocera Corporation and its certain subsidiaries was ¥954 million ($9 million). The aggregate amount includes compensation and bonuses paid during the three months ended June 30, 2003 to 16 Directors and one Corporate Auditor who retired on June 25, 2003, and it excludes the lump sum retirement allowance paid to such Directors. The number of Directors, Executive Officers and Corporate Auditors to whom the above aggregate amount relates differs from the number of Directors, Executive Officers and Corporate Auditors as of the filing date of this annual report.

In accordance with customary Japanese business practice, when a Director or Corporate Auditor retires, a proposal to pay a lump sum retirement allowance is submitted to the ordinary general meeting of shareholders for approval. After such approval, the amount to be paid to each Director or Corporate Auditor is fixed by the Board of Directors in accordance with Kyocera Corporation’s internal regulations. Annual provisions are made in the accounts of Kyocera Corporation for the estimated cost of the retirement allowance for Directors and Corporate Auditors.

The annual provisions and costs charged to income for such retirement allowance for the year ended March 31, 2004 were ¥123 million ($1 million).

We have neither disclosed to our shareholders nor otherwise made public any of the information specified in this item for individually named Directors, Officers or Corporate Auditors.

C. Board Practices

In accordance with the requirements of the Commercial Code of Japan (the “Commercial Code”), our Articles of Incorporation provide for not more than five Corporate Auditors. Corporate Auditors are elected at a general meeting of shareholders, and their normal term of office is four years. However, Corporate Auditors may serve any number of consecutive terms. One of the Corporate Auditors must be a person who was not a Director or employee of Kyocera Corporation or its subsidiaries during the five-year period prior to such Corporate Auditor’s election (and, after the close of the ordinary general meeting of shareholders relating to the fiscal year ending on March 31, 2006, at least half of them must be persons who have not been Directors or employees of Kyocera Corporation or its subsidiaries). Corporate Auditors form the Board of Corporate Auditors. Corporate Auditors are under a statutory duty to oversee the administration of our affairs by the Directors, to examine our financial statements and business reports to be submitted by the Board of Directors to the general meetings of shareholders and to report their opinions thereon to the shareholders. They are obliged to attend meetings of the Board of Directors and to express their opinions, but they are not entitled to vote. Corporate Auditors also have a statutory duty to provide their report on the audit report prepared by our independent certified public accountants to the Board of Corporate Auditors, which must submit its audit report to the Board of Directors. The Board of Corporate Auditors will also determine matters relating to the duties of the Corporate Auditors, such as audit policy and methods of investigation of our affairs.

Kyocera Corporation has no remuneration committee. Matters of remuneration are decided by top management as a group. None of our Directors have contracts with us providing for benefits upon termination. It is customary to provide lump-sum severance benefits to Directors and Corporate Auditors upon retirement and we provide such benefits in accordance with our internal regulations.

There is no arrangement or understanding between any Director or Corporate Auditor and any other person pursuant to which he was elected as a Director or a Corporate Auditor.

There is no family relationship between any Director or Corporate Auditor and any other Director or Corporate Auditor.

The rights of ADR holders, including their rights relating to corporate governance practice, are provided in the Amended and Restated Deposit Agreement and an amendment thereto which are included in an exhibit to this Form 20-F. See also Item 10.B “Memorandum and Articles of Association” of this Form 20-F.

NYSE Corporate Governance Standards

Companies listed on the NYSE must comply with certain standards regarding corporate governance under Section 303A of the NYSE Listed Company Manual.

However, listed companies that are foreign private issuers, such as Kyocera Corporation, are permitted to follow home country practice in lieu of certain provisions of Section 303A.

The following table shows the significant differences between the corporate governance practices followed by U.S. listed companies under Section 303A of the NYSE Listed Company Manual and those followed by Kyocera Corporation.

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Kyocera Corporation
A NYSE-listed U.S. company must have a majority of directors meeting the independence requirements under Section 303A of the NYSE Listed Company Manual.

For large Japanese companies, including Kyocera Corporation, which employ a corporate governance system based on a board of corporate auditors (the “corporate auditor system”), Japan’s company law has no independence requirement with respect to directors. The task of overseeing management and accounting firms is assigned to the corporate auditors, who are separate from Kyocera Corporation’s management.

Large Japanese companies, including Kyocera Corporation, are required to have at least one “outside” corporate auditor who must meet independence requirements under Japan’s company law. An “outside” corporate auditor means a corporate auditor who has not served as a director, manager or any other employee of Kyocera Corporation or any of its subsidiaries for the last five years prior to the appointment.

Currently, Kyocera Corporation has 2 outside corporate auditors. Starting on the date of the ordinary general meeting of shareholders of Kyocera Corporation relating to the fiscal year ending March 31, 2006, at least 50% of Kyocera Corporation’s corporate auditors will be required to be outside corporate auditors. Also, starting on the same date, the independence requirements for outside corporate auditors will be strengthened by extending the five-year period referred to above to any time prior to the appointment.

A NYSE-listed U.S. company must have an audit committee composed entirely of independent directors, and the audit committee must have at least three members.

Like a majority of Japanese companies, Kyocera Corporation employs the corporate auditor system as described above. Under this system, the board of corporate auditors is a legally separate and independent body from the board of directors. The function of the board of corporate auditors is similar to that of members of the audit committee, of a U.S. company: to monitor the performance of the directors, and review and express opinion on the method of auditing by Kyocera Corporation’s accounting firm and on such accounting firm’s audit reports, for the protection of Kyocera Corporation’s shareholders.

Large Japanese companies, including Kyocera Corporation, are required to have at least three corporate auditors. Currently, Kyocera Corporation has 4 corporate auditors. Each corporate auditor has a four-year term. In contrast, the term of each director of Kyocera Corporation is two years.

Starting on July 31, 2005, when the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 relating to listed company audit committees become applicable to foreign private issuers, Kyocera Corporation expects to rely on an exemption under that rule which is available to foreign private issuers with boards of corporate auditors meeting certain criteria. Kyocera Corporation expects to make a disclosure regarding such reliance in its annual reports on Form 20-F for the fiscal year ending March 31, 2006 and thereafter.

A NYSE-listed U.S. company must have a nominating/corporate governance committee composed entirely of independent directors.

Kyocera Corporation’s directors are elected at a general meeting of shareholders. Its board of directors does not have the power to fill vacancies thereon.

Kyocera Corporation’s corporate auditors are also elected at a general meeting of shareholders. A proposal by Kyocera Corporation’s board of directors to elect a corporate auditor must be approved by a resolution of its board of corporate auditors. The board of corporate Auditors is empowered to adopt a resolution requesting that Kyocera Corporation’s directors submit a proposal for election of a corporate auditor to a general meeting of shareholders. The corporate auditors have the right to state their opinion concerning election of a corporate auditor at the general meeting of shareholders.

A NYSE-listed U.S. company must have a compensation committee composed entirely of independent directors.	The total amount of compensation for Kyocera Corporation directors and the total amount of compensation for Kyocera Corporation corporate auditors are proposed to, and voted at, a general meeting of shareholders. Once the proposals for each of such total amounts of compensation are approved at the general meeting of shareholders, each of the board of directors and board of corporate auditors allocate the respective total amounts among their respective members.

A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.	Japanese companies, including Kyocera Corporation, generally issue “stock acquisition rights” (granting the holder thereof the right to acquire from the issuer shares of its common stock at a prescribed price) for stock option purposes. Typically, when stock acquisition rights are used for such purposes, they are issued under terms and conditions which are specially favorable to the recipients thereof, and because of that, such issuance is subject to approval at a general meeting of shareholders under Japan’s company law. Kyocera Corporation obtains approval at a general meeting of shareholders with respect to its issuance of stock acquisition rights for stock option purposes.

D. Employees

At March 31, 2004, Kyocera had 57,870 employees, of whom 13,798 work in the Fine Ceramics Group, 22,643 work in the Electronic Device Group, 17,359 work in the Equipment Group, 3,058 work for Others and 1,012 work in Corporate. Kyocera’s number of employees at March 31, 2004 increased by 8,450 compared with the number of employees of 49,420 at March 31, 2003, due mainly to that Kinseki, Limited and its consolidated subsidiaries became Kyocera Corporation’s wholly-owned subsidiaries and the number of employees of the subsidiaries in China increased.

Kyocera’s number of employees of 49,420 at March 31, 2003 increased by 5,185 compared with the number of employees of 44,235 at March 31, 2002, due mainly to an increase in the number of employees at the subsidiaries in China.

As of March 31, 2004, Kyocera Corporation had 13,604 employees, and their average age and average service years were 37.3 and 14.6, respectively.

Most regular employees of Kyocera Corporation, other than management, become members of the Kyocera Union. Over 90% of Kyocera Corporation’s regular employees are members of this union. The Kyocera Union is only open to Kyocera Corporation employees, not to our Japanese or overseas subsidiaries. The employees at three of our subsidiaries in Japan are unionized, otherwise employees at our Japanese subsidiaries are not unionized. In the United States our employees are generally unionized and in other countries subsidiaries are unionized on a case-by-case basis. Employees of our overseas subsidiaries belong to labor unions organized by industry, as opposed to a company specific union like the Kyocera Union. There is no material item to be specifically addressed regarding relationships between labor and management.

E. Share Ownership

As of March 31, 2004, Kyocera’s Directors, Corporate Auditors and Executive Officers owned 8,572,864 shares of Kyocera Corporation in total (8,553,861 shares of common stock of Kyocera Corporation and 19,003 ADSs of Kyocera Corporation), or 4.6% of the outstanding shares of Kyocera Corporation. The numbers of shares owned by each Directors, Corporate Auditors and Executive Officers are shown in the following table.

Name	Title	Number of Shares
Kazuo Inamori	Chairman Emeritus and Director	6,806,165

Name	Title	Number of Shares
Kensuke Itoh	Chairman of the Board and Representative Director	557,072

Yasuo Nishiguchi	President and Representative Director	4,095

Masahiro Umemura	Executive Vice President and Representative Director	5,000

Michihisa Yamamoto	Executive Vice President and Representative Director	9,232

Yuzo Yamamura	Director	82,000

Naoyuki Morita	Director	5,600

Koji Seki	Director	4,318

Noboru Nakamura	Director	3,100

Isao Kishimoto	Director	4,100

Hisao Hisaki	Director	3,171

Rodney N. Lanthorne	Director	3,398 (ADR)

John S. Gilbertson	Director	15,605 (ADR)

Atsushi Mori	Corporate Auditor	10,000

Yasuo Akashi	Corporate Auditor	6,323

Osamu Nishieda	Corporate Auditor	1,000,137

Shinji Kurihara	Corporate Auditor	500

Isao Yukawa	Managing Executive Officer	1,200

Hisashi Sakumi	Managing Executive Officer	9,000

Hideki Ishida	Managing Executive Officer	1,000

Tsutomu Yamori	Managing Executive Officer	2,000

Eiichi Toriyama	Managing Executive Officer	1,000

Makoto Kawamura	Managing Executive Officer	1,000

Tatsumi Maeda	Managing Executive Officer	1,100

Name	Title	Number of Shares
Akiyoshi Okamoto	Senior Executive Officer	4,864

Takashi Itoh	Senior Executive Officer	9,000

Yoshihiko Nishikawa	Senior Executive Officer	2,102

Susumu Ohshima	Senior Executive Officer	1,000

Tetsuo Kuba	Executive Officer	1,000

Osamu Nomoto	Executive Officer	1,315

Gen Takayasu	Executive Officer	500

Nobuhiro Ochiai	Executive Officer	1,000

Yasuyuki Yamamoto	Executive Officer	—

Junichi Jinno	Executive Officer	—

Keijiro Minami	Executive Officer	300

Goro Yamaguchi	Executive Officer	3,600

Junzo Katsuki	Executive Officer	800

Yukihiro Takarabe	Executive Officer	300

Takashi Naruko	Executive Officer	600

Masakazu Mitsuda	Executive Officer	900

Yoshihito Ota	Executive Officer	900

Yasushi Matsumura	Executive Officer	—

Toshimi Gejima	Executive Officer	1,300

Michiaki Furuhashi	Executive Officer	7,267

Stock Option Plans

On June 25, 2003, the stockholders approved Kyocera Corporation’s Board of Directors resolution for approval of the issuance of stock acquisition rights (Plan 2003) to directors, corporate auditors, corporate executive officers and certain key employees of Kyocera. This approval of stock acquisition rights for Plan 2003 is intended to enable the grant of stock options and the kind and the maximum number of shares to be issued is 1,100,000 shares of common stock of Kyocera Corporation. The stock acquisition rights for Plan 2003 were issued as of September 1, 2003 to 1,390 persons to acquire amounts ranging from 600 to 8,000 shares of common stock each, or to acquire 1,070,100 shares of common stock in the aggregate. The exercise price and the exercisable period of Plan 2003 have been set at ¥7,900 per share, and from October 1, 2003 to September 30, 2008, respectively. Kyocera Corporation will cover the stock acquisition rights for Plan 2003 by utilizing its holdings of common stock of Kyocera Corporation (treasury stock).

As of August 31, 2004, the amount of common stock to be issued upon the exercise of all outstanding options of Plan 2003 issued to Directors, Corporate Auditors and Executive Officers is set forth in further detail in the following table. Note, however, that there can be no assurances that the options described above will be exercised in whole or in part.

Option Holder	Title	Total Options Outstanding
Kazuo Inamori	Chairman Emeritus and Director	8,000

Kensuke Itoh	Chairman of the Board and Representative Director	8,000

Yasuo Nishiguchi	President and Representative Director	8,000

Masahiro Umemura	Executive Vice President and Representative Director	6,000

Michihisa Yamamoto	Executive Vice President and Representative Director	6,000

Yuzo Yamamura	Director	6,000

Naoyuki Morita	Director	6,000

Koji Seki	Director	6,000

Noboru Nakamura	Director	6,000

Isao Kishimoto	Director	5,500

Hisao Hisaki	Director	5,000

Rodney N. Lanthorne	Director	4,500

John S. Gilbertson	Director	4,500

Atsushi Mori	Corporate Auditor	3,000

Yasuo Akashi	Corporate Auditor	3,000

Osamu Nishieda	Corporate Auditor	—

Shinji Kurihara	Corporate Auditor	—

Option Holder	Title	Total Options Outstanding
Isao Yukawa	Managing Executive Officer	4,000

Hisashi Sakumi	Managing Executive Officer	4,000

Hideki Ishida	Managing Executive Officer	4,000

Tsutomu Yamori	Managing Executive Officer	4,000

Eiichi Toriyama	Managing Executive Officer	4,000

Makoto Kawamura	Managing Executive Officer	4,000

Tatsumi Maeda	Managing Executive Officer	4,000

Akiyoshi Okamoto	Senior Executive Officer	3,000

Takashi Itoh	Senior Executive Officer	3,000

Yoshihiko Nishikawa	Senior Executive Officer	3,000

Susumu Ohshima	Senior Executive Officer	3,000

Tetsuo Kuba	Executive Officer	2,500

Osamu Nomoto	Executive Officer	2,500

Gen Takayasu	Executive Officer	2,500

Nobuhiro Ochiai	Executive Officer	2,500

Yasuyuki Yamamoto	Executive Officer	2,500

Junichi Jinno	Executive Officer	2,500

Keijiro Minami	Executive Officer	2,500

Goro Yamaguchi	Executive Officer	2,500

Junzo Katsuki	Executive Officer	2,500

Yukihiro Takarabe	Executive Officer	2,500

Takashi Naruko	Executive Officer	2,500

Masakazu Mitsuda	Executive Officer	2,500

Option Holder	Title	Total Options Outstanding
Yoshihito Ota	Executive Officer	2,500

Yasushi Matsumura	Executive Officer	600

Toshimi Gejima	Executive Officer	600

Michiaki Furuhashi	Executive Officer	600

Total		159,800

On June 25, 2004, the stockholders approved Kyocera Corporation’s Board of Directors resolution for approval of the issuance of stock acquisition rights (Plan 2004) to directors, corporate auditors, corporate executive officers and certain key employees of Kyocera. This approval of stock acquisition rights for Plan 2004 is intended to enable the grant of stock options and the kind and the maximum number of shares to be issued is 1,500,000 shares of common stock of Kyocera Corporation. The stock acquisition rights for Plan 2004 were issued as of September 1, 2004 to 1,644 persons to acquire amounts ranging from 600 to 8,000 shares of common stock each, or to acquire 1,243,300 shares of common stock in the aggregate. The exercise price and the exercisable period of Plan 2004 have been set at ¥8,725 per share, and from October 1, 2004 to September 30, 2008, respectively. Kyocera Corporation will cover the stock acquisition rights for Plan 2004 by utilizing its holdings of common stock of Kyocera Corporation (treasury stock).

The following table shows the options of Plan 2004 issued to Directors, Corporate Auditors and Executive Officers as of September 1, 2004.

Option Holder	Title	Total Options Issued
Kazuo Inamori	Chairman Emeritus and Director	8,000

Kensuke Itoh	Chairman of the Board and Representative Director	8,000

Yasuo Nishiguchi	President and Representative Director	8,000

Masahiro Umemura	Executive Vice President and Representative Director	6,000

Michihisa Yamamoto	Executive Vice President and Representative Director	6,000

Yuzo Yamamura	Director	6,000

Naoyuki Morita	Director	6,000

Koji Seki	Director	6,000

Noboru Nakamura	Director	6,000

Option Holder	Title	Total Options Issued
Isao Kishimoto	Director	5,500

Hisao Hisaki	Director	5,000

Rodney N. Lanthorne	Director	4,500

John S. Gilbertson	Director	4,500

Atsushi Mori	Corporate Auditor	3,000

Yasuo Akashi	Corporate Auditor	3,000

Osamu Nishieda	Corporate Auditor	—

Shinji Kurihara	Corporate Auditor	—

Isao Yukawa	Managing Executive Officer	4,000

Hisashi Sakumi	Managing Executive Officer	4,000

Hideki Ishida	Managing Executive Officer	4,000

Tsutomu Yamori	Managing Executive Officer	4,000

Eiichi Toriyama	Managing Executive Officer	4,000

Makoto Kawamura	Managing Executive Officer	4,000

Tatsumi Maeda	Managing Executive Officer	4,000

Akiyoshi Okamoto	Senior Executive Officer	3,000

Takashi Itoh	Senior Executive Officer	3,000

Yoshihiko Nishikawa	Senior Executive Officer	3,000

Susumu Ohshima	Senior Executive Officer	3,000

Tetsuo Kuba	Executive Officer	2,500

Osamu Nomoto	Executive Officer	2,500

Gen Takayasu	Executive Officer	2,500

Nobuhiro Ochiai	Executive Officer	2,500

Option Holder	Title	Total Options Issued
Yasuyuki Yamamoto	Executive Officer	2,500

Junichi Jinno	Executive Officer	2,500

Keijiro Minami	Executive Officer	2,500

Goro Yamaguchi	Executive Officer	2,500

Junzo Katsuki	Executive Officer	2,500

Yukihiro Takarabe	Executive Officer	2,500

Takashi Naruko	Executive Officer	2,500

Masakazu Mitsuda	Executive Officer	2,500

Yoshihito Ota	Executive Officer	2,500

Yasushi Matsumura	Executive Officer	2,500

Toshimi Gejima	Executive Officer	2,500

Michiaki Furuhashi	Executive Officer	2,500

Total		165,500

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As far as is known to us, it is not, directly or indirectly, owned or controlled by any other corporation or by the Japanese or any foreign government, and there is no arrangement which may at a subsequent date result in a change in control of Kyocera.

Under the Securities and Exchange Law of Japan, any person that becomes a holder (together with its related persons) of 5% of the total issued voting shares of a company listed on any Japanese stock exchange (including ADSs representing such shares) must file a report with the Director of the relevant Local Finance Bureau and send a copy of such report to the company. A similar report must also be filed if the percentage holding of a holder of more than 5% of the total issued voting shares of a company increases or decreases by 1% or more. According to such reports filed with Kyocera Corporation to date, currently there are no 5% or greater beneficial shareholders of Kyocera Corporation.

According to Citibank N.A., depositary for Kyocera’s ADSs, as of March 31, 2004, 4,399,369 shares of Kyocera’s common stock were held in the form of ADSs and there were 884 ADS holders of record in the United States. According to Kyocera’s register of shareholders, as of March 31, 2004, there were 86,493 holders of Kyocera’s common stock of record worldwide. As of March 31, 2004, there were 129 record holders of Kyocera’s common stock with addresses in the United States, holding 18,873,049 shares of the outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.

B. Related Party Transactions

Significant customer

Kyocera Corporation made an equity investment in KDDI when it was founded and currently, a director of Kyocera Corporation is a member of the board of directors of KDDI. At March 31, 2004, Kyocera Corporation’s equity interest in KDDI is 13.5%. Kyocera serves KDDI as an independent vendor in terms of price determination, remittance condition and product distribution. All of the agreements and ongoing contractual commitments between Kyocera and KDDI have been made on an arm’s-length basis.

At March 31, 2004, the unrealized gain on KDDI shares held by Kyocera Corporation was ¥87,125 million ($838 million). The market price of the KDDI shares rose significantly during fiscal 2004, and ¥48,598 million of an unrealized loss position at March 31, 2003 turned into an unrealized gain position. As the operating results of KDDI recently grew steadily, the performance of KDDI shares is considered to be stable.

Kyocera’s sales to KDDI and KDDI’s consolidated subsidiaries for fiscal 2002, 2003 and 2004 comprised of approximately 10.2%, 10.8% and 10.2% of its consolidated net sales, respectively. KDDI provides telecommunication services, and Kyocera sells mainly telecommunication equipment to KDDI. Kyocera expects that KDDI will remain to be its significant customer in the future.

On June 21, 2004, the Carlyle Group (Carlyle), Kyocera Corporation, KDDI and DDI Pocket, Inc. (DDI Pocket) reached an agreement whereby a consortium consisting of Carlyle and Kyocera Corporation would acquire the business of DDI Pocket, a subsidiary of KDDI. The entire business of DDI Pocket will be separated from it and merged into a special purpose company held by the consortium, in which Carlyle, Kyocera Corporation and KDDI will invest, in exchange for which the consortium will pay ¥220,000 million ($2,115 million) in cash. (The amount could be varied due to adjustments based on valuation of the business.) Under the agreement, the company that succeeds to DDI Pocket’s business will be owned 60% by Carlyle, 30% by Kyocera Corporation and 10% by KDDI. Kyocera, which currently owns approximately 13.25% of DDI Pocket, will make the 30% investment to expand its focus on PHS related products business. Carlyle will become the controlling shareholder. The corporate split of DDI Pocket’s business was approved at the general meeting of DDI Pocket shareholders in August, 2004, and the transaction is expected to close on or around October 1, 2004.

C. Interests of Experts and Counsel

Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Financial Statements

The information required by this item is set forth beginning on page F-2 of this Form 20-F.

Dividend Policy

Since its public offering, we have endeavored to increase dividends per share in line with improvements in performance. We have also boosted share dividends by actively applying free-share distributions and stock splits. In the coming years, we will work to further improve earnings per share and cash flow, and on the basis of the results, will share its success in the form of dividends in accordance with holistic judgments.

B. Significant Changes

Except as disclosed in this annual report, there have been no significant changes since March 31, 2004.

Item 9. The Offer and Listing

A. Offering and Listing Details

Price Range of Shares

The principal non-United States market on which the shares of Common Stock of Kyocera Corporation are traded is the Tokyo Stock Exchange, the largest stock exchange in Japan. The American Depositary Shares of Kyocera Corporation, each representing one share of Common Stock of Kyocera Corporation, are traded on the New York Stock Exchange. Citibank, N.A. acts as the Depositary in respect of the American Depositary Shares. Common Stock of Kyocera Corporation is also listed on the Osaka Securities Exchange in Japan.

	Tokyo Stock Exchange		New York Stock Exchange
Years ended March 31	Price per Share of Common Stock (yen)		Price per American Depositary Share (U.S. dollars)*
	High	Low	High	Low
2000	28,000	6,200	280.94	50.75
2001	19,500	9,000	186.60	73.82
2002	12,900	7,000	105.72	53.77
2003	10,070	5,630	80.27	47.96
2004	8,970	5,570	84.66	47.25

Most Recent 6 months	High	Low	High	Low
March, 2004	8,970	8,060	84.66	73.45
April, 2004	9,630	8,710	90.90	81.82
May, 2004	9,310	8,110	84.69	71.10
June, 2004	9,280	8,500	86.25	77.72
July, 2004	9,380	8,120	86.20	73.92
August, 2004	8,570	7,370	77.00	67.81

*	The prices of American Depositary Shares are based upon reports by the New York Stock Exchange, with all fractional figures rounded up to the nearest two decimal points.

The following table shows the information about high and low sales prices for each quarterly period in fiscal 2003 and 2004 in respect of the shares of Common Stock of Kyocera Corporation on the Tokyo Stock Exchange, and the American Depositary Shares on the New York Stock Exchange.

For Voting Securities by Fiscal Quarter

		2003
		1st	2nd	3rd	4th
Common Stock:
Market price per share (A)	— High	¥10,070	¥9,130	¥8,410	¥7,140
	— Low	7,800	7,700	6,520	5,630
Cash dividends paid per share		30.00	—	30.00	—

American Depositary Share:
Market price per share (B)	— High	$80.27	$75.93	$67.17	$59.63
	— Low	62.21	64.35	55.22	47.96
Cash dividends paid per share (C)		0.25	—	0.24	—

		2004
		1st	2nd	3rd	4th
Common Stock:
Market price per share (A)	— High	¥7,320	¥8,150	¥7,280	¥8,970
	— Low	5,570	6,400	6,180	7,140
Cash dividends paid per share		30.00	—	30.00	—

American Depositary Share:
Market price per share (B)	— High	$61.34	$69.30	$67.56	$84.66
	— Low	47.25	54.50	57.40	66.25
Cash dividends paid per share (C)		0.25	—	0.27	—

(A)	Price on the Tokyo Stock Exchange
(B)	Price on the New York Stock Exchange
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

Item 10. Additional Information

A. Share Capital

Not Applicable.

B. Memorandum and Articles of Association

Organization

Kyocera Corporation is a joint stock corporation (kabushiki kaisha) incorporated in Japan under the Commercial Code. It is registered in the Commercial Register maintained by the Kyoto Local Registry Office of the Ministry of Justice.

Objects and Purposes

The objects of Kyocera Corporation are set forth in Article 2 of its Articles of Incorporation, as follows:

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

Directors

Under the Commercial Code, the Board of Directors has the ultimate responsibility for the management of Kyocera Corporation and each Representative Director, who is elected from among the members of the Board of Directors, has the statutory authority to represent Kyocera Corporation in all respects. Under both the Commercial Code and the Regulations of the Board of Directors of Kyocera Corporation, the Directors must refrain from engaging in any business competing with Kyocera Corporation unless approved by the Board of Directors and any Director who has a material interest in the subject matter of a resolution to be taken by the Board of Directors cannot vote in such resolution. The Commercial Code and the Articles of Incorporation of Kyocera Corporation provide that remuneration of Directors and Corporate Auditors shall be determined at a general meeting of shareholders.

Except as stated below, neither the Commercial Code nor Kyocera Corporation’s Articles of Incorporation make any special provision as to a Director’s or Corporate Auditor’s power to vote in connection with their compensation; or the borrowing powers exercisable by a Representative Director (or a Director who is given power by a Representative Director to exercise such powers), their retirement age or requirement to hold any shares of capital stock of Kyocera Corporation.

The Commercial Code specifically requires a resolution of the Board of Directors for a joint stock corporation to acquire or dispose of material assets; to borrow substantial amounts of money; to employ or discharge from employment important employees, such as executive officers; and to establish, change or abolish a material corporate organization such as a branch office. The Regulations of the Board of Directors of Kyocera Corporation require a resolution of the Board of Directors for Kyocera Corporation’s borrowing, lending or contributing a significant amount of money, giving a guarantee of a significant amount of debt or waiving the right to receive a significant amount of money. The Regulations of the Board of Directors of Kyocera Corporation defines a “significant amount” as five billion yen or more with respect to borrowing and one hundred million yen or more with respect to other matters. The Regulations of the Board of Directors of Kyocera Corporation also require a resolution of the Board of Directors to approve any transaction between a Director and Kyocera Corporation, allocation of the remuneration and bonuses of Directors as previously determined or approved by the general meeting of shareholders and determination of the amount and manner of payment of retirement allowances or condolence money payable to Directors, the determination of which has been previously entrusted to the Board of Directors by the general meeting of shareholders.

Capital Stock

Authorized capital

Article 5 of the Articles of Incorporation of Kyocera Corporation provides that the total number of shares authorized for issuance by Kyocera Corporation is 600,000,000 shares. If shares of common stock are retired, the number of shares so retired shall be deducted from the total number of shares authorized to be issued by Kyocera Corporation.

Dividends

The Articles of Incorporation of Kyocera Corporation provides that the fiscal year of Kyocera Corporation shall be a period commencing on April 1 in each year and ending on March 31 of the following year, and the accounts of each fiscal year shall be settled on March 31 of each year. Correspondingly, the Articles of Incorporation provide that dividends shall be paid to shareholders or pledgees who are registered on the shareholders register of Kyocera Corporation as of the end of March 31 in each year. After the close of the fiscal period, the Board of Directors prepares, among other things, a proposed allocation of profits for dividends and other purposes; this proposal is submitted to the Corporate Auditors of Kyocera Corporation and to independent certified public accountants and then submitted for approval to the ordinary general meeting of shareholders, which is normally held in June each year. In addition to provisions for dividends, if any, and for the legal reserve and other reserves, the allocation of profits customarily includes a bonus to Directors and Corporate Auditors. In addition to year-end dividends, Kyocera Corporation may, by resolution of the Board of Directors, distribute cash as interim dividends, pursuant to Article 293-5 of the Commercial Code (an “interim dividend”) to shareholders or pledgees of record at the end of each September 30, without shareholders’ approval, but subject to the limitation described below.

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

Under the Commercial Code, Kyocera Corporation is permitted to distribute profits by way of year-end dividends out of the excess of its net assets over the aggregate of:

(i) its stated capital;

(ii) its additional paid-in capital;

(iii) its accumulated legal reserve;

(iv) the legal reserve to be set aside in respect of the fiscal period concerned and any other proposed payment by way of appropriation of retained earnings; and

(v) such other amounts as are set forth in an ordinance of the Ministry of Justice of Japan.

Kyocera Corporation may also pay interim dividends out of the excess of its net assets as appearing on its non-consolidated balance sheet as of the last day of the immediately preceding fiscal year, over the aggregate of the amounts stated in (i) through (iv) above and (a) the legal reserve to be set aside in respect of the interim dividends concerned, (b) any amount subsequently paid by way of appropriation of retained earnings, (c) any amount subsequently transferred from retained earnings to stated capital, (d) if Kyocera Corporation has been authorized by a resolution of an ordinary general meeting of shareholders or the Board of Directors to purchase shares, the total amount of the purchase price of such shares to be paid by Kyocera Corporation and (e) such other amounts as are set out in an ordinance of the Ministry of Justice of Japan. Kyocera Corporation may not pay any interim dividends where there is a risk that at the end of the fiscal year net assets might be less than the aggregate of the amounts referred to in (i) through (v) above.

In Japan the “ex-dividend” date and the record date for dividends precede the date of determination of the amount of the dividend to be paid. The market price of shares generally goes ex-dividend on the third business day prior to the record date.

Under its Articles of Incorporation, Kyocera Corporation is not obligated to pay any dividends that are not collected within three years from the date when the payment thereof became due.

General Meeting of Shareholders

Pursuant to the Articles of Incorporation of Kyocera Corporation, an ordinary general meeting of shareholders of Kyocera Corporation shall be convened within three months after the last day of each fiscal year, either in Kyoto City or at the Shiga Factory of Kyocera Corporation. In addition, Kyocera Corporation may hold an extraordinary general meeting of shareholders whenever necessary.

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

Any shareholder or group of shareholders holding at least 300 voting rights (see “‘Unit’ share system” below) or one percent of the total number of voting rights for six months or more may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a Representative Director at least eight weeks prior to the date set for such meeting.

Voting rights

A holder of shares constituting one or more whole units (see “‘Unit’ share system” below) is entitled to one vote for each whole unit of shares, except that neither Kyocera Corporation nor a corporate shareholder of which more than one-quarter of the total voting rights are directly or indirectly held by Kyocera Corporation has voting rights in respect of the shares held by it. Except as otherwise provided by law or by the Articles of Incorporation of Kyocera Corporation, a resolution can be adopted at a general meeting of shareholders by a majority of the total number of voting rights. Under the Commercial Code and Kyocera Corporation’s Articles of Incorporation, however, the quorum for the election of Directors and Corporate Auditors is one-third of the total number of voting rights. Kyocera Corporation’s shareholders are not entitled to cumulative voting in the election of Directors. Shareholders may exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. Kyocera Corporation’s shareholders also may cast their votes in writing. Holders of shares who do not attend a general meeting of shareholders may also exercise their voting rights by electronic means if the Board of Directors approves such method of exercising voting rights.

The Commercial Code provides that certain important matters shall be approved by a “special resolution” of a general meeting of shareholders, where the quorum is one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights represented at the meeting is required. Such matters include any amendment to the Articles of Incorporation (except for increasing the number of the authorized shares in connection with a stock split and reducing the number of shares constituting a full unit or abolishing the concept of a unit share entirely in connection with the unit share system), the reduction of stated capital, the removal of a Director or Corporate Auditor, the dissolution, merger or consolidation of Kyocera Corporation, the “share transfer” or “share exchange” (which creates a parent and a wholly-owned subsidiary relationship between Kyocera Corporation and another company pursuant to the Commercial Code), the transfer of the whole or a substantial part of Kyocera Corporation’s business, the takeover of the entire business of another company, a “corporate split” under the Commercial Code, consolidation of the shares, any offer to persons other than the shareholders of new shares or existing shares held by Kyocera Corporation at a “specially favorable” price, any grant to persons other than the shareholders of rights to subscribe for or acquire shares from Kyocera Corporation (shinkabu-yoyakuken; “stock acquisition rights”) subject to “specially favorable” conditions, or any offer to persons other than the shareholders of bonds with stock acquisition rights subject to “specially favorable” conditions.

Under the Commercial Code, Kyocera Corporation’s shareholders will possess various rights, such as the right to review and make copies of its Articles of Incorporation and the register of shareholders, to convene a general meeting of shareholders, to propose a matter to be considered at a general meeting of shareholders, and to bring derivative actions, depending upon the number of shares held by them and the duration of their shareholding.

Subscription rights

Holders of Kyocera Corporation’s shares of capital stock have no pre-emptive rights under its Articles of Incorporation. Authorized but unissued shares may be issued at such times and upon such terms as the Board of Directors determines, subject to the limitations as to the offering of new shares at a “specially favorable” price mentioned under “Voting rights” above. The Board of Directors may, however, determine that shareholders of a particular class of stock shall be given subscription rights regarding a particular issue of new shares of that class, in which case such rights must be given on uniform terms to all shareholders of that class of stock as at a record date of which not less than two weeks’ prior public notice must be given. Each of the shareholders to whom such rights are given must also be given notice of the expiry thereof at least two weeks prior to the date on which such rights expire.

Liquidation rights

In the event of a liquidation of Kyocera Corporation, the assets remaining after payment of all debts and liquidation expenses and taxes will be distributed among the holders of our shares of common stock in proportion to the respective numbers of shares held by each holder.

Record date

March 31 is the record date for the determination of shareholders entitled to receive Kyocera Corporation’s year-end dividends and to vote at the ordinary general meeting of shareholders with respect to the fiscal year ending on such March 31. September 30 is the record date for interim dividends. In addition, Kyocera Corporation may set a record date for determining the shareholders and/or beneficial shareholders entitled to other rights and for other purposes by giving at least two weeks’ prior public notice.

Repurchase by Kyocera Corporation of its capital stock

Kyocera Corporation may acquire shares (i) by way of purchase on any Japanese stock exchange on which shares are listed or by way of tender offer (in either case pursuant to an ordinary resolution of an ordinary general meeting of shareholders or by resolution of the Board of Directors), (ii) from a specific shareholder other than Kyocera Corporation’s subsidiaries (pursuant to a special resolution of an ordinary general meeting of shareholders) or (iii) from any of Kyocera Corporation’s subsidiaries (pursuant to a resolution of the Board of Directors). In the case of (ii) above, any other shareholder may make a request directly to a Representative Director, more than five days prior to the relevant shareholders’ meeting, that Kyocera Corporation acquire the shares held by this shareholder.

Any such acquisition of shares must satisfy certain requirements, including that the total amount of the purchase price may not exceed the amount of the retained earnings available for year-end dividend payments plus the amount of any reduction of the stated capital, additional paid-in capital or legal reserve (if this reduction is authorized by a resolution of the relevant general meeting of shareholders) minus the sum of the amount to be paid by way of appropriation of retained earnings and the amount of retained earnings to be transferred to the stated capital in respect of the relevant fiscal year pursuant to a resolution of the general meeting of shareholders. In the case of the purchase by Kyocera Corporation of its own shares pursuant to a resolution of the Board of Directors mentioned in (i) or (iii) above, however, the total amount of the purchase price of such shares may not exceed the amount distributable as interim dividends as described in “Capital stock – Dividends” above, minus the amount of the interim dividend actually paid by Kyocera Corporation. However, if it is anticipated that the net assets, as stated on Kyocera Corporation’s non-consolidated balance sheet at the end of the immediately following fiscal year, will be less than the aggregate amount of the items described in (i) through (v) in “Capital stock – Dividends” above, Kyocera Corporation may not purchase these shares.

The Commercial Code permits Kyocera Corporation to hold shares acquired by it as treasury stock. Treasury stock may be held by Kyocera Corporation for any time period and may be cancelled by resolution of its Board of Directors. Kyocera Corporation may also transfer to any person shares held by it as treasury stock, subject to a resolution of its Board of Directors, and subject also to other requirements similar to those applicable to the issuance of new shares. Kyocera Corporation may also utilize its treasury stock for the purpose of transfer to any person upon exercise of stock acquisition rights or for the purpose of acquiring another company by way of merger, share exchange or corporate split through exchange of treasury stock for shares or assets of the acquired company. No specific approval by the Board of Directors or shareholders at a shareholders meeting is required for this utilization of treasury stock, although the grant of the relevant stock acquisition rights or the relevant merger, share exchange or corporate split must be approved, as the case may be, by the Board of Directors or shareholders at Kyocera Corporation’s shareholders’ meeting.

“Unit” share system

Under Kyocera Corporation’s Articles of Incorporation, 100 shares constitute one “unit”. The Board of Directors will be permitted to reduce the number of shares constituting a unit or to abolish the unit share system in its entirety by amending Kyocera Corporation’s Articles of Incorporation without approval by shareholders. The number of shares constituting a unit may not exceed 1,000 shares or one-two hundredths (1/200) of the number of all issued shares, whichever is smaller.

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

A holder of shares constituting less than one unit may require Kyocera Corporation to purchase such shares at their market value. The Articles of Incorporation and the Share Handling Regulations of Kyocera Corporation provide that a holder of shares constituting less than one unit has the right to require Kyocera Corporation to sell to such holder shares constituting less than one unit which, when added to shares constituting less than one unit currently owned by such holder, shall constitute a full one unit.

Under the unit share system, a shareholder will have one vote for each unit of shares held by it. Shares not constituting a full unit will carry no voting rights. Except as otherwise described above, holders of shares constituting less than one unit will have all the rights granted to shareholders under the Commercial Code.

A holder who owns ADRs evidencing less than 100 ADSs will indirectly own less than a whole unit. Although, as discussed above, under the unit share system holders of less than a unit have the right to require Kyocera Corporation to purchase their shares, holders of ADRs evidencing ADSs that represent other than integral multiples of whole units are unable to withdraw the underlying shares of capital stock representing less than a unit and, therefore, are unable, as a practical matter, to exercise the rights to require Kyocera Corporation to purchase such underlying shares. As a result, access to the Japanese markets by holders of ADRs through the withdrawal mechanism will not be available for dispositions of shares in lots of less than a unit. The unit share system does not affect the transferability of ADSs, which may be transferred in lots of any size.

Miscellaneous

The Securities and Exchange Law of Japan requires any person who has become, beneficially and solely or jointly, a holder of more than five percent of the total issued voting shares of Kyocera Corporation to file a report concerning such shareholdings with the Director of the relevant Local Finance Bureau of the Ministry of Finance within five business days.

For this purpose, shares to be issued or transferred to these persons upon the exercise of stock acquisition rights are included in determining both the size of the holding and Kyocera Corporation’s total issued voting share capital.

A similar report must also be filed in respect of any subsequent change of one percent or more in any such holding, with certain exceptions. (For this purpose, any shares of Kyocera Corporation issuable to such person upon conversion of convertible securities or exercise of stock acquisition rights, of which none are currently outstanding, would be taken into account in determining both the number of shares held by such holder and Kyocera Corporation’s total issued share capital.) Copies of such report must also be furnished to Kyocera Corporation and to all Japanese stock exchanges on which the shares of Kyocera Corporation are listed.

Except for the general limitation under Japanese anti-trust and anti-monopoly regulations against holding of shares of capital stock of a Japanese corporation which leads or may lead to a restraint of trade or monopoly, and except for general limitations under the Commercial Code or Kyocera Corporation’s Articles of Incorporation on the rights of shareholders applicable regardless of residence or nationality, there is no limitation under Japanese laws and regulations applicable to Kyocera Corporation or under its Articles of Incorporation on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the shares of capital stock of Kyocera Corporation.

There is no provision in Kyocera Corporation’s Articles of Incorporation that would have an effect of delaying, deferring or preventing a change in control of Kyocera Corporation and that would operate only with respect to merger, acquisition or corporate restructuring involving Kyocera Corporation.

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

On September 15, 2004, the closing price of our shares of Common Stock on the Tokyo Stock Exchange was ¥8,190 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥5,000 and ¥10,000 per share, as well as the daily price limit if our per share price were to rise to between ¥10,000 and ¥20,000, or fall to between ¥3,000 and ¥5,000. Other daily price limits would apply if our per share price moved to other ranges.

Selected Daily Price Limits

Previous Day’s Closing Price or Special Quote				Maximum Daily Price Movement
Over	¥3,000	Less than	¥5,000	¥500
Over	¥5,000	Less than	¥10,000	¥1,000
Over	¥10,000	Less than	¥20,000	¥2,000

For a history of the trading price of our shares of Common Stock on the Tokyo Stock Exchange, see Item 9.A “Offering and Listing Details” of this Form 20-F.

C. Material Contracts

During the preceding two years we have not entered into any material contracts, other than in the ordinary course of business.

D. Exchange Controls

There is no foreign exchange control in Japan that may materially affect the import or export of capital, including the availability of cash and cash equivalents for use by Kyocera Corporation, or the remittance of dividends or other payments to nonresident holders of Kyocera Corporation’s shares or of ADRs evidencing ADSs.

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

•	The Convention Between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”), establishes the maximum rate of Japanese withholding tax which may be imposed on dividends paid to an United States resident or corporation not having a “permanent establishment” in Japan. A “permanent establishment” in Japan is generally a fixed place of business for industrial or commercial activity in Japan. Under the Treaty, the maximum withholding rate for most qualified portfolio shareholders is limited to 10% of the gross amount of the dividends and 5% of the gross amount of the dividends if the beneficial owner is a qualified company that owns, directly or indirectly, on the date on which entitlement to the dividend is determined, at least 10% (but not more than 50%) of the voting stock of the issuing company. The Treaty provides that no Japanese tax will be imposed on dividends paid to a qualified pension fund that is a United States resident, if such dividends are not derived from the carrying on of a business, directly or indirectly, by such pension fund.

For purposes of the Treaty and Japanese tax law, U.S. holders of ADRs will be treated as the owners of the shares underlying the ADSs evidenced by the ADRs.

Japan has income tax treaties, conventions or agreements, which generally provide that the rate of withholding tax may not exceed 15% for portfolio investors, with, among others, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland and the United Kingdom. The withholding tax rate is further reduced if investors and Kyocera Corporation have some capital relationship as provided for in an applicable tax treaty.

In principle, the rate of Japanese withholding tax applicable to dividends paid by Kyocera Corporation to non-residents or non-Japanese corporations is 20%. However, with respect to dividends paid by Kyocera Corporation to any corporate or individual shareholders who are non-residents of Japan or non-Japanese corporations, except for any individual shareholder who holds 5% or more of the outstanding total of the shares issued by Kyocera Corporation, the said 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before March 31, 2008 and (ii) 15% for dividends due and payable on or after April 1, 2008. Under Japanese tax law, whichever is the lower of the maximum rate provided in the relevant tax treaty, convention or agreement and the Japanese statutory rate will be applicable.

Gains derived from the sale outside Japan of the shares or ADSs by a non-resident of Japan or a non-Japanese corporation are in general not subject to Japanese income or corporation taxes. In addition, gains derived from the sale of shares or ADSs within Japan by a non-resident of Japan or non-Japanese corporation not having a permanent establishment in Japan are in general not subject to Japanese income or corporation taxes.

Kyocera Corporation has paid or will pay any stamp, registration or similar tax imposed by Japan in connection with the issue of the shares, except that Kyocera Corporation will not pay any tax payable in connection with the transfer or sale of the shares by a holder thereof.

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

United States Taxation

The following discusses United States federal income tax consequences of the ownership of shares or ADSs. It only applies to holders of shares who hold their ADSs as capital assets. It does not address special classes of holders, some of whom may be subject to special rules including:

•	tax-exempt entities,

•	certain insurance companies,

•	broker-dealers,

•	traders in securities that elect to mark to market,

•	investors liable for alternative minimum tax,

•	investors that hold shares or ADSs as part of a straddle or a hedging or conversion transaction,

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar, or

•	investors that actually or constructively own 10% or more of Kyocera Corporation’s voting stock.

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

The discussion under the headings “Taxation of Dividends” and “Taxation of Capital Gains” assumes that Kyocera Corporation will not be treated as a passive foreign investment company (PFIC) for U.S. federal income tax purposes. For a discussion of the rules that apply if Kyocera is treated as a PFIC, see the discussion under the heading below “PFIC Rules.”

Taxation of Dividends

Under the United States federal income tax laws, if the investor is a U.S. holder, the gross amount of any dividend paid by Kyocera Corporation out of its current or accumulated earnings and profits, as determined for United States federal income tax purposes, is subject to United States federal taxation. If the investor is a non-corporate U.S. holder, dividends paid before January 1, 2009 that constitute qualified dividend income will be taxable at a maximum rate of 15% provided that the shares or ADSs are held for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid with respect to shares or ADSs will be qualified dividend income. The investor must include any Japanese tax withheld from the dividend payment in this gross amount even though he does not in fact receive it.

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

Distributions of additional shares to the investor with respect to shares or ADSs that are made as part of a pro rata distribution to all shareholders of Kyocera Corporation generally will not be subject to United States federal income tax.

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

PFIC Rules

Kyocera believes that shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes for its most recent taxable year. However, this conclusion is a factual determination made annually and thus may be subject to change.

In general, if the investor is a U.S. holder, Kyocera will be a PFIC with respect to the investor if for any of its taxable years in which the investor held Kyocera Corporation’s ADSs or shares:

•	at least 75% of Kyocera’s gross income for the taxable year is passive income, or

•	at least 50% of the value, determined on the basis of a quarterly average of Kyocera’s assets, are attributable to assets that produce or are held for the production of passive income.

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

If Kyocera is treated as a PFIC, and the investor is a U.S. holder that did not make a mark-to-market election, as described below, the investor will be subject to special rules with respect to:

•	any gain the investor realizes on the sale or other disposition of his shares or ADSs and

•	any “excess distribution” that Kyocera Corporation makes to the investor (generally, any distributions to the investor during a single taxable year that are greater than 125% of the average annual distributions received by the investor in respect of the shares or ADSs during the three preceding taxable years or, if shorter, the investor’s holding period for the shares or ADSs.)

Under these rules:

•	the gain or excess distribution will be allocated ratably over the investor’s holding period for the shares or ADSs,

•	the amount allocated to the taxable year in which the investor realized the gain or excess distribution will be taxed as ordinary income,

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

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

I. Subsidiary Information

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Kyocera is exposed to market risk, including changes in foreign exchange rates, interest rates and equity prices. In order to hedge against these risks, Kyocera uses derivative financial instruments. Kyocera does not hold or issue derivative financial instruments for trading purposes. Kyocera regularly assesses these market risks based on policies and procedures established to protect against adverse effects of these risks and other potential exposures, primarily by reference to the market value of financial instruments. Although Kyocera may be exposed to losses in the event of non-performance by counterparties, Kyocera believes that its counterparties are creditworthy and does not expect such losses, if any, to be significant. There are no material quantitative changes in market risk exposure at March 31, 2004, when compared to March 31, 2003.

In the normal course of business, Kyocera also faces risks that are either nonfinancial or nonquantifiable. Such risks principally include country risk, credit risk, and legal risk, and are not represented in the following tables.

Foreign Exchange Risk

Kyocera enters into foreign currency forward contracts to hedge certain existing assets and liabilities denominated in foreign currencies, principally the U.S. dollar and the Euro. All such contracts currently in effect will mature generally within three months. The tables below provide information about Kyocera’s major foreign currency forward contracts existing at March 31, 2004, setting forth the contract amounts and weighted average exchange rates related to the U.S. dollar, the Euro and the STG, which account for Kyocera’s foreign currency forward transactions. The contract amounts are generally used to calculate the contractual payments to be exchanged under the contracts.

	Yen in millions (Pay/Receive) (Except average contractual rates)
Forward exchange contracts to sell foreign currencies	US$/Yen	US$/STG	Euro/Yen
Contract amounts	¥40,487	¥16,748	¥30,644
Fair value	959	(434)	832
Weighted average contractual rates	108.15	1.849	131.90

	Yen in millions (Receive/Pay) (Except average contractual rates)
Forward exchange contracts to purchase foreign currencies	US$/Yen	Yen/ STG
Contract amounts	¥9,328	¥875
Fair value	(97)	17
Weighted average contractual rates	106.652	195.578

	U.S. dollars in thousands (Pay/Receive)
Forward exchange contracts to sell foreign currencies	US$/Yen	US$/STG	Euro/Yen
Contract amounts	$389,298	$161,038	$294,654
Fair value	9,221	(4,173)	8,000

	U.S. dollars in thousands (Receive/Pay)
Forward exchange contracts to purchase foreign currencies	US$/Yen	Yen/STG
Contract amounts	$89,692	$8,413
Fair value	(933)	163

Kyocera also enters into foreign currency swap agreements to hedge against exposures to foreign currency fluctuations of certain assets, principally those denominated in the U.S. dollar and Thailand baht (THB).

The table below presents contract amounts and weighted average exchange rates by expected (contracted) maturity date. The contract amounts are generally used to calculate the contractual payments to be exchanged under the contracts.

Foreign currency swaps								Yen in millions
Contract amount	Weighted average pay rate (US$/Yen)	Expected maturity date
		2005	2006	2007	2008	2009	Thereafter	Total	Fair value
¥541	108.20(US$/Yen)	¥541	—	—	—	—	—	¥541	¥19
¥582	0.362(THB/Yen)	¥582	—	—	—	—	—	¥582	¥43

Foreign currency swaps								U.S dollars in thousands
Contract amount	Weighted average pay rate (US$/Yen)	Expected maturity date
		2005	2006	2007	2008	2009	Thereafter	Total	Fair value
$5,202	108.20(US$/Yen)	$5,202	—	—	—	—	—	$5,202	$183
$5,596	0.362(THB/Yen)	$5,596	—	—	—	—	—	$5,596	$413

Interest Rate Risk

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

Other finance receivables (including due within one year)								Yen in millions
	Average interest rate	Expected maturity date							Fair value
		2005	2006	2007	2008	2009	Thereafter	Total
Other finance receivables	3.61%	¥67,158	38,168	2,246	2,374	472	40,994	¥151,412	¥152,402

Long term debt (including due within one year)								Yen in millions
	Average pay rate	Expected maturity date
		2005	2006	2007	2008	2009	Thereafter	Total	Fair value
Loans, principally from banks	1.22%	¥44,522	56,080	5,393	2,927	3,722	2,486	¥115,130	¥115,581

Interest rate swap									Yen in millions
Notional principal amount	Average receive rate	Average pay rate	Expected maturity date
			2005	2006	2007	2008	2009	Thereafter	Total	Fair value
(Variable to Fixed)
¥68,522	0.62%	1.61%	¥41,578	13,944	—	—	13,000	—	¥68,522	¥(1,276)

Other finance receivables (including due within one year)								U.S dollars in thousands
	Average interest rate	Expected maturity date
		2005	2006	2007	2008	2009	Thereafter	Total	Fair value
Other finance receivables	3.61%	$645,750	367,000	21,596	22,827	4,539	394,173	$1,455,885	$1,465,404

Long term debt (including due within one year)								U.S dollars in thousands
	Average pay rate	Expected maturity date
		2005	2006	2007	2008	2009	Thereafter	Total	Fair value
Loans, principally from banks	1.22%	$428,096	539,231	51,856	28,144	35,788	23,904	$1,107,019	$1,111,356

Interest rate swap									U.S dollars in thousands
Notional principal amount	Average receive rate	Average pay rate	Expected maturity date
			2005	2006	2007	2008	2009	Thereafter	Total	Fair value
(Variable to Fixed)
$658,865	0.62%	1.61%	$399,788	134,077	—	—	125,000	—	$658,865	$(12,269)

Equity Price Risk

Kyocera has marketable equity and debt securities, which are classified as available-for-sale and are carried in the consolidated balance sheets at fair value. Changes in fair value are recognized as other comprehensive income, net of taxes, as a separate component of stockholders’ equity.

Gross unrealized gains on marketable equity securities, which were ¥102,568 million ($986 million), included ¥87,125 million ($838 million) derived from a rise in the market price of KDDI shares held by Kyocera Corporation. Detailed information appears in Note 4 to The Consolidated Financial Statements included in this Form 20-F.

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

Other-than-temporary loss on debt and equity securities with readily determinable fair values for the years ended March 31, 2002, 2003 and 2004 amounted to ¥5,061 million, ¥2,717 million and ¥695 million ($7 million), respectively. At March 31, 2004, Kyocera held the following available-for-sale marketable equity and debt securities.

	Yen in millions and U.S. dollars in thousands
	March 31, 2004
	Cost	Fair Value	Cost	Fair Value
Due within 1 year	¥14,761	¥14,666	$141,932	$141,020
Due after 1 year to 5 years	13,094	12,963	125,904	124,644
Due after 5 years	100	101	962	971
Investment trust	20,106	16,954	193,327	163,019
Equity securities	261,037	363,548	2,509,971	3,495,654

Total	¥309,098	¥408,232	$2,972,096	$3,925,308

Item 12. Description of Securities Other Than Equity Securities

Not Applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modification to Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Kyocera’s management, with the participation of its principal executive and principal financial officers, evaluated the effectiveness of its disclosure controls and procedures (as defined in Rules 13a-15(e) under the U.S. Securities Exchange Act of 1934) as of March 31, 2004.

In making such evaluation, Kyocera’s management has taken into account the fact that the management of AVX Corporation, a consolidated subsidiary of Kyocera and an SEC-reporting issuer, has considered issues described below with respect to AVX Corporation’s own disclosure controls and procedures, as reported in its annual report on Form 10-K filed with the SEC on June 14, 2004. The issues identified by AVX Corporation’s management and the actions that have been taken or will be taken by AVX Corporation with regard to such issues, as reported in its annual report on Form 10-K, are as follows:

In making the evaluation of its disclosure controls and procedures, AVX Corporation has considered three “reportable conditions” (as defined under standards established by the American Institute of Certified Public Accountants) that were identified and communicated to its audit committee and management by PricewaterhouseCoopers LLP, AVX Corporation’s independent registered public accounting firm. Reportable conditions are matters coming to the attention of an issuer’s independent registered public accounting firm that, in their judgment, relate to a condition which could adversely affect the issuer’s ability to initiate, record, process and report financial data consistent with the assertions of management in the financial statements. PricewaterhouseCoopers LLP and AVX Corporation’s management reported to its audit committee that none of the reportable conditions, individually or when taken together, is believed to be a “material weakness” (as defined under standards established by the American Institute of Certified Public Accountants).

The reportable conditions relate to:

•	limitations in AVX Corporation’s ability to address the assertions embodied in the financial statements in a timely manner as a result of the lack of timely and adequate formal review of its financial information by individuals sufficiently competent in U.S. GAAP matters, coupled with the fact that, in some instances, its policies and procedures are not formally documented;

•	limitations in AVX Corporation’s information systems, principally due to the disparity in the systems on a global basis and limited staff in its information system department, which limit its ability to access and analyze relevant data in a timely manner; and

•	limitations in both the number of AVX Corporation’s finance personnel and the understanding by some personnel of U.S. GAAP, which impose restrictions on its ability to gather, analyze and report information relative to its financial statement assertions in a timely manner.

These reportable conditions caused AVX Corporation’s management to devote additional resources to resolving matters that arose during its fiscal year end audit. AVX Corporation’s management is actively working to correct these reportable conditions. In conjunction with its compliance efforts related to requirements of the Sarbanes-Oxley Act of 2002, AVX Corporation will be evaluating its global financial resources and abilities, evaluating global financial policies and procedures for compliance with U.S. GAAP and reviewing its information systems capabilities. As part of this process, AVX Corporation expects to remediate the reportable conditions identified above prior to the issuance of its results for the fiscal year ending March 31, 2005. However, such conditions, if uncorrected in fiscal year ending March 31, 2005, may rise to the level of a material weakness.

With regard to the reportable conditions described above, Kyocera’s management has been and will be monitoring closely the actions taken by AVX Corporation. As and when necessary, Kyocera’s management has given since the reportable conditions were known to Kyocera management and will give directions to AVX Corporation’s management to take actions that Kyocera’s management considers must be taken with regard to the reportable conditions in order to ensure the effectiveness of Kyocera’s disclosure controls and procedures and internal control over financial reporting.

Based on the evaluation by Kyocera’s management described above, Kyocera’s principal executive and principle financial officers concluded that Kyocera ‘s disclosure controls and procedures were effective as of March 31, 2004.

During the last quarter of the fiscal year ended March 31, 2004, AVX Corporation increased its internal audit staff, in part, to improve its disclosure controls and procedures. Kyocera’s management reviewed this action and concluded that it was appropriate and sufficient for that purpose.

Except as noted above, no change in Kyocera’s internal control over financial reporting (as defined in Rules 13a-15(f) under the U.S. Securities Exchange Act of 1934) occurred during the year ended March 31, 2004 that has materially affected, or is reasonably likely to materially affect, Kyocera’s internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

The Board of Corporate Auditors of Kyocera has determined that Kyocera does not have an “audit committee financial expert” as defined in Item 16A of Form 20-F serving on the Board of Corporate Auditors. Kyocera believes that the combined knowledge, skills and experience of the Board of Corporate Auditors enables them, as a group, to act effectively in the fulfillment of their tasks and responsibilities, including those under the Sarbanes-Oxley Act of 2002. In addition, the Corporate Auditors have the power and authority to engage outside experts as they deem appropriate to provide them with advice on matters related to their responsibilities.

Item 16B. Code of Ethics

Kyocera has adopted a code of ethics that applies to Chief Executive Officer, Chief Financial Officer and the members of Kyocera Disclosure Committee. Kyocera’s code of ethics has been attached as Exhibit 11.1 to this Form 20-F and is incorporated herein by reference.

Item 16C. Principal Accountant Fees and Services

Principal Independent Registered Public Accounting Firm Fees

ChuoAoyama PricewaterhouseCoopers has served as our independent registered public accounting firm for each of the financial years in the three-year period ended March 31, 2004, for which audited financial statements appear in this Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by ChuoAoyama PricewaterhouseCoopers and the related parties of the PricewaterhouseCoopers to Kyocera in fiscal 2003 and fiscal 2004.

	Years ended March 31,
	(Yen in millions and U.S. dollars in thousands)
	2003	2004	2004
Audit Fees (1)	¥503	¥652	$6,269
Audit-related Fees (2)	22	43	414
Tax Fees (3)	243	223	2,144
All Other Fees (4)	4	—	—

Total	772	918	8,827

1) Amounts represent fees for the annual audit of Kyocera for the fiscal years ended March 31, 2003 and March 31, 2004, reviews of Kyocera’s financial statements for interim periods and other regulatory filings in fiscal 2003 and fiscal 2004.

2) Amounts primarily represent fees for the audits of employee benefit plans, due diligence services pertaining to potential business acquisitions, consultation on internal control, statutory audits of certain foreign locations and other procedures related to documents filed with the SEC in fiscal 2003 and fiscal 2004.

3) Amounts represent fees for tax services performed by the tax department of the independent registered public accounting firm other than financial audit and international tax compliance in fiscal 2003 and fiscal 2004.

4) Amounts represent fees for other non-financial system consulting services in fiscal 2003.

Kyocera’s Board of Corporate Auditors determined that the provision of non-audit services by ChuoAoyama PricewaterhouseCoopers to Kyocera during fiscal 2003 and fiscal 2004 was compatible with maintaining the independent registered public accounting firm’s independence.

Policies and Procedures of the Board of Corporate Auditors

In accordance with the regulations of the Securities and Exchange Commission issued pursuant to Sections 202 and 208 of the Sarbanes-Oxley Act of 2002, our Board of Corporate Auditors has adopted a pre-approval policy regarding non-audit work performed by ChuoAoyama PricewaterhouseCoopers and the related parties except for AVX Corporation which follows its own pre-approval policy. Under Kyocera’s pre-approval policy, there are two types of pre-approval procedures, “General Pre-Approval” and “Specific Pre-Approval”.

Under the pre-approval procedure for “General Pre-Approval”, each of Kyocera group companies must make a proposal to Kyocera’s Board of Corporate Auditors for the types of services and estimated fee levels of each category of services to be generally pre-approved. Such proposal must be made annually. If such proposal is accepted, Kyocera’s Board of Corporate Auditors includes these services in a “General Pre-Approved List”.

Under the pre-approval procedure for “Specific Pre-Approval”, if any proposed services are not on the General Pre-Approved List, each of Kyocera group companies must submit an application to Kyocera’s Board of Corporate Auditors for such services. After reviewing the details and estimated fee levels for each engagement, Kyocera’s Board of Corporate Auditors may make a specific pre-approval decision on these services. Also, if any approved services in the General Pre-Approved List exceed the fee levels prescribed on the List, each of Kyocera group companies must submit an application to Kyocera’s Board of Corporate Auditors for new fee levels for such services. Kyocera’s Board of Corporate Auditors may make a pre-approval decision after reviewing the details of the services and the estimated fee levels for each engagement.

All of the services provided by ChuoAoyama PricewaterhouseCoopers and the related parties since Rule 2-01(c)(7) of Regulation S-X became effective were approved by Kyocera’s Board of Corporate Auditors pursuant to the pre-approval policy described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

PART IV

Item 17. Financial Statements

In lieu of responding to this item, we have responded to Item 18 of this Form 20-F.

Item 18. Financial Statements

The information required by this item is set forth beginning on page F-1 of this Form 20-F.

Item 19. Exhibits

Exhibit Number	Description
1.1	Articles of Incorporation (English translation)(incorporated by reference to the Registrant’s Form S-8 filed on August 31, 2004)

1.2	Share Handling Regulations of the Registrant (English translation)(incorporated by reference to the Registrant’s Form S-8 filed on August 31, 2004)

1.3	Regulations of the Board of Directors of the Registrant (English translation)(incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 19, 2002)

1.4	Regulations of the Board of Corporate Auditors of the Registrant (English translation)

2.1	Specimen common stock certificate of the Registrant (incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 24, 2001)

2.2	Deposit Agreement, dated as of June 29, 1998 among Kyocera Corporation, Citibank N.A. as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt, as amended by Amendment No.1 thereto, dated as of January 5, 1999 (incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 24, 2001)

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

11.1	Code of Ethics

12.1	Certification of the principal executive officer of the Registrant required by Rule 13a-14(a)

12.2	Certification of the principal financial officer of the Registrant required by Rule 13a-14(a)

13.1	Certification of the principal executive officer of the Registrant required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of the principal financial officer of the Registrant required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Consent of PricewaterhouseCoopers with respect to its report on the audit of the financial statements included in this Form 20-F

Kyocera has not included as exhibits certain instruments with respect to its long-term debt, the amount of debt authorized under each of which does not exceed 10% of its total assets, and it agrees to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Kyocera Corporation

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Kyocera Corporation and its consolidated subsidiaries at March 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2004 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

/s/ ChuoAoyama PricewaterhouseCoopers

Osaka, Japan

June 25, 2004.

Financial Section

Consolidated Balance Sheets

Kyocera Corporation and Consolidated Subsidiaries

March 31, 2003 and 2004

(Yen in millions and U.S. dollars and shares in thousands-Note 2)

ASSETS	2003	2004	2004
Current assets:
Cash and cash equivalents (Note 13)	¥298,310	¥361,132	$3,472,423
Restricted cash (Notes 13 and 21)	56,368	—	—
Short-term investments (Notes 4 and 13)	14,651	3,855	37,067
Trade receivables (Notes 7 and 9):
Notes	35,446	33,801	325,010
Accounts	179,750	207,583	1,995,990
Short-term finance receivables (Notes 5, 9 and 13)	31,254	70,553	678,394

	246,450	311,937	2,999,394
Less allowances for doubtful accounts and sales returns	(7,703)	(8,468)	(81,423)

	238,747	303,469	2,917,971
Inventories (Notes 6 and 9)	183,156	197,194	1,896,096
Deferred income taxes (Note 16)	52,136	34,957	336,125
Other current assets	19,054	33,089	318,164

Total current assets	862,422	933,696	8,977,846

Investments and advances:
Investments in and advances to affiliates and unconsolidated subsidiaries (Note 7)	24,398	24,054	231,288
Securities and other investments (Notes 4 and 13)	308,137	430,096	4,135,539

	332,535	454,150	4,366,827
Long-term finance receivables (Notes 5, 9 and 13)	125,728	88,512	851,077
Property, plant and equipment, at cost (Note 9):
Land	53,973	54,867	527,567
Buildings	203,387	217,216	2,088,616
Machinery and equipment	587,076	622,721	5,987,702
Construction in progress	5,483	10,384	99,846

	849,919	905,188	8,703,731
Less accumulated depreciation	(600,414)	(650,668)	(6,256,423)

	249,505	254,520	2,447,308
Goodwill (Note 8)	25,703	25,254	242,827
Intangible assets (Note 8)	15,068	16,645	160,048
Other assets	24,053	21,981	211,355

	¥1,635,014	¥1,794,758	$17,257,288

The accompanying notes are an integral part of these statements.

LIABILITIES AND STOCKHOLDERS’ EQUITY	2003	2004	2004
Current liabilities:
Short-term borrowings (Notes 9 and 13)	¥107,886	¥84,815	$815,529
Current portion of long-term debt (Notes 9 and 13)	30,198	44,522	428,096
Notes and accounts payable:
Trade	98,105	110,759	1,064,991
Other	28,428	38,115	366,490
Accrued liabilities:
Payroll and bonus	33,059	34,161	328,471
Income taxes	28,060	19,054	183,212
Litigation expenses (Note 21)	41,862	—	—
Other	23,387	28,665	275,625
Other current liabilities	14,589	16,548	159,115

Total current liabilities	405,574	376,639	3,621,529

Long-term debt (Notes 9 and 13)	60,736	70,608	678,923
Accrued pension and severance liabilities (Note 10)	74,906	38,620	371,346
Deferred income taxes (Note 16)	22,879	95,498	918,250
Other non-current liabilities	5,859	6,409	61,625

Total liabilities	569,954	587,774	5,651,673

Minority interests in subsidiaries	61,560	53,238	511,903

Commitments and contingencies (Note 14)

Stockholders’ equity (Note 15):
Common stock:
Authorized 600,000 shares;
Issued 191,309 shares	115,703	115,703	1,112,529
Additional paid-in capital	167,675	162,091	1,558,567
Retained earnings	828,350	885,262	8,512,135
Accumulated other comprehensive income	(56,194)	22,046	211,981
Common stock in treasury, at cost (Note 11):
6,345 shares at March 31, 2003 and 3,825 shares at March 31, 2004	(52,034)	(31,356)	(301,500)

Total stockholders’ equity	1,003,500	1,153,746	11,093,712

	¥1,635,014	¥1,794,758	$17,257,288

Financial Section

Consolidated Statements of Income

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2004

(Yen in millions and U.S. dollars and shares in thousands, except per share amounts-Note 2)

	2002	2003	2004	2004
Net sales (Note 7)	¥1,034,574	¥1,069,770	¥1,140,814	$10,969,365
Cost of sales	795,201	796,258	860,224	8,271,384

Gross profit	239,373	273,512	280,590	2,697,981
Selling, general and administrative expenses	187,812	190,124	171,628	1,650,269

Profit from operations	51,561	83,388	108,962	1,047,712
Other income (expenses):
Interest and dividend income	7,304	5,194	4,883	46,952
Interest expense (Note 12)	(2,655)	(1,432)	(1,286)	(12,365)
Foreign currency transaction gains (losses), net (Note 12)	5,238	(5,405)	(1,546)	(14,865)
Equity in earnings of affiliates and unconsolidated subsidiaries (Note 7)	1,559	3,092	2,575	24,759
Loss on devaluation of investment in an affiliate	—	(5,159)	—	—
Losses on devaluation of investment securities (Note 4)	(5,771)	(2,883)	(1,030)	(9,904)
Other, net	(1,838)	(758)	2,482	23,865

	3,837	(7,351)	6,078	58,442

Income before income taxes, minority interests and cumulative effect of change in accounting principle	55,398	76,037	115,040	1,106,154
Income taxes (Note 16):
Current	34,187	33,665	29,576	284,385
Deferred	(12,879)	(885)	20,734	199,365

	21,308	32,780	50,310	483,750

Income before minority interests and cumulative effect of change in accounting principle	34,090	43,257	64,730	622,404
Minority interests	(299)	164	3,356	32,269

Income before cumulative effect of change in accounting principle	33,791	43,421	68,086	654,673
Cumulative effect of change in accounting principle-net of taxes of ¥233 for the year ended March 31, 2002 (Notes 1, 7 and 8)	(1,838)	(2,256)	—	—

Net income	¥31,953	¥41,165	¥68,086	$654,673

Earnings per share (Note 19):
Income before cumulative effect of change in accounting principle:
Basic	¥178.74	¥233.02	¥364.79	$3.51
Diluted	178.59	232.97	364.78	3.51
Cumulative effect of change in accounting principle:
Basic	(9.72)	(12.11)	—	—
Diluted	(9.71)	(12.11)	—	—
Net income:
Basic	169.02	220.91	364.79	3.51
Diluted	168.88	220.86	364.78	3.51
Cash dividends declared per share:
Per share of common stock	60.00	60.00	60.00	0.58
Weighted average number of shares of common stock outstanding:
Basic	189,050	186,338	186,643
Diluted	189,204	186,382	186,649

The accompanying notes are an integral part of these statements.

Consolidated Statements of Stockholders’ Equity

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2004

(Yen in millions and U.S. dollars and shares in thousands –Note 2)

	Common Stock	Additional Paid-in Capital	Retained Earnings (Note 15)	Accumulated Other Comprehensive Income (Note 15)	Treasury Stock (Note 11)	Comprehensive Income
Balance, March 31, 2001 (189,057)	¥115,703	¥158,183	¥777,797	¥(19,673)	¥(9,945)
Net income for the year			31,953			¥31,953
Foreign currency translation adjustments				20,445		20,445
Net unrealized losses on securities - net of
taxes of ¥16,575 (Note 4)				(23,102)		(23,102)
Reclassification adjustments for net losses
on securities - net of taxes of ¥0 (Note 4)				5		5
Cumulative effect of change in accounting principle for
derivative financial instruments (Note 1)				(106)		(106)
Net unrealized losses on derivative financial
instruments (Note 12)				(379)		(379)
Reclassification adjustments for net losses
on derivative financial instruments (Note 12)				60		60

Total comprehensive income for the year						¥28,876

Cash dividends			(11,343)
Purchase of treasury stock (83)					(628)
Reissuance of treasury stock (68)		45			463

Balance, March 31, 2002 (189,042)	115,703	158,228	798,407	(22,750)	(10,110)
Net income for the year			41,165			¥41,165
Foreign currency translation adjustments				(20,578)		(20,578)
Minimum pension liability adjustment
- net of taxes of ¥6,702 (Note 10)				(10,931)		(10,931)
Net unrealized losses on securities - net of taxes of ¥1,599 (Note 4)				(2,238)		(2,238)
Reclassification adjustments for net losses on securities
- net of taxes of ¥150 (Note 4)				209		209
Net unrealized losses on derivative financial
instruments (Note 12)				(146)		(146)
Reclassification adjustments for net losses
on derivative financial instruments (Note 12)				240		240

Total comprehensive income for the year						¥7,721

Stock issuance for acquisition of a subsidiary (991)		9,381
Cash dividends			(11,222)
Purchase of treasury stock (5,080)					(42,015)
Reissuance of treasury stock (11)		0			91
Stock option plan of a subsidiary (Note 11)		66

Balance, March 31, 2003 (184,964)	115,703	167,675	828,350	(56,194)	(52,034)
Net income for the year			68,086			¥68,086
Foreign currency translation adjustments				(20,693)		(20,693)
Minimum pension liability adjustment
- net of taxes of ¥5,419 (Note 10)				9,454		9,454
Net unrealized gains on securities—net of taxes of ¥61,421 (Note 4)				89,136		89,136
Reclassification adjustments for net losses on securities
- net of taxes of ¥12 (Note 4)				60		60
Net unrealized gains on derivative financial
instruments (Note 12)				32		32
Reclassification adjustments for net losses
on derivative financial instruments (Note 12)				251		251

Total comprehensive income for the year						¥146,326

Cash dividends			(11,174)
Purchase of treasury stock (14)					(105)
Reissuance of treasury stock (5)		4			44
Exchange of stock for acquisition of an affiliate (2,529)		(5,607)			20,739
Stock option plan of a subsidiary (Note 11)		19

Balance, March 31, 2004 (187,484)	¥115,703	¥162,091	¥885,262	¥22,046	¥(31,356)

Balance, March 31, 2003	$1,112,529	$1,612,260	$7,964,904	$(540,327)	$(500,327)
Net income for the year			654,673			$654,673
Foreign currency translation adjustments				(198,971)		(198,971)
Minimum pension liability adjustment
- net of taxes of $ 52,106 (Note 10)				90,904		90,904
Net unrealized gains on securities—net of taxes of $590,587 (Note 4)				857,077		857,077
Reclassification adjustments for net losses on securities
- net of taxes of $115 (Note 4)				577		577
Net unrealized gains on derivative financial
instruments (Note 12)				308		308
Reclassification adjustments for net losses
on derivative financial instruments (Note 12)				2,413		2,413

Total comprehensive income for the year						$1,406,981

Cash dividends			(107,442)
Purchase of treasury stock					(1,010)
Reissuance of treasury stock		38			423
Exchange of stock for acquisition of an affiliate		(53,914)			199,414
Stock option plan of a subsidiary (Note 11)		183

Balance, March 31, 2004	$1,112,529	$1,558,567	$8,512,135	$211,981	$(301,500)

The accompanying notes are an integral part of these statements.

Financial Section

Consolidated Statements of Cash Flows

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2004

(Yen in millions and U.S. dollars in thousands–Note 2)

	2002	2003	2004	2004
Cash flows from operating activities:
Net income	¥31,953	¥41,165	¥68,086	$654,673
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	88,497	75,320	70,260	675,577
Provision for doubtful accounts	3,593	(2,060)	2,387	22,952
Losses on inventories	11,872	6,966	14,013	134,740
Deferred income taxes	(12,879)	(885)	20,734	199,365
Minority interests	299	(164)	(3,356)	(32,269)
Equity in earnings of affiliates and unconsolidated subsidiaries (Note 7)	(1,559)	(3,092)	(2,575)	(24,759)
Loss on devaluation of investment in an affiliate	—	5,159	—	—
Losses on devaluation of investment securities (Note 4)	5,771	2,883	1,030	9,904
Gain on settlements of pension plans (Note 10)	—	—	(24,870)	(239,134)
Cumulative effect of change in accounting principle (Notes 1, 7 and 8)	1,838	2,256	—	—
Foreign currency adjustments	(6,280)	5,139	1,294	12,442
Change in assets and liabilities:
Decrease (increase) in receivables	55,047	(948)	(34,704)	(333,692)
Decrease (increase) in inventories	40,443	11,067	(35,751)	(343,760)
Decrease (increase) in other current assets	4,683	1,128	(4,402)	(42,327)
(Decrease) increase in notes and accounts payable	(41,600)	13,247	20,701	199,048
(Decrease) increase in accrued income taxes	(37,923)	4,380	(9,197)	(88,433)
(Decrease) increase in other current liabilities	(4,424)	1,319	9,441	90,779
Increase (decrease) in other non-current liabilities	2,299	(1,259)	2,761	26,548
Settlement regarding LaPine Case (Note 21)	—	—	(35,454)	(340,904)
Other, net	(701)	(867)	2,177	20,933

Total adjustments	108,976	119,589	(5,511)	(52,990)

Net cash provided by operating activities	140,929	160,754	62,575	601,683

Cash flows from investing activities:
Payments for purchases of available-for-sale securities	(47,402)	(21,562)	(10,038)	(96,519)
Payments for purchases of held-to-maturity securities	(13,588)	(30,682)	(27,943)	(268,683)
Payments for purchases of investments and advances	(465)	(1,035)	(7,917)	(76,125)
Sales and maturities of available-for-sale securities	44,934	6,892	28,954	278,404
Maturities of held-to-maturity securities	38,697	27,458	48,533	466,663
Proceeds from sales of investment in an affiliate	—	—	5,004	48,115
Payments for purchases of property, plant and equipment	(59,031)	(40,481)	(50,712)	(487,615)
Proceeds from sales of property, plant and equipment	1,809	3,122	2,720	26,154
Payments for purchases of intangible assets	(10,669)	(6,620)	(8,157)	(78,433)
Acquisitions of businesses, net of cash acquired (Note 20)	(60)	4,058	(2,271)	(21,837)
Deposit of restricted cash	(6,959)	(1,477)	(1,994)	(19,173)
Withdrawal of restricted cash	—	—	52,983	509,452
Other, net	1,596	1,815	419	4,029

Net cash (used in) provided by investing activities	(51,138)	(58,512)	29,581	284,432

Cash flows from financing activities:
Decrease in short-term debt	(30,345)	(3,475)	(23,823)	(229,067)
Proceeds from issuance of long-term debt	60,043	1,568	48,975	470,913
Payments of long-term debt	(9,659)	(19,152)	(33,152)	(318,769)
Payments of liabilities deferred pursuant to the rehabilitation plan	(25,609)	—	—	—
Dividends paid	(12,773)	(12,382)	(12,372)	(118,962)
Net purchases of treasury stock	(628)	(42,010)	(33)	(317)
Other, net	575	789	(17)	(163)

Net cash used in financing activities	(18,396)	(74,662)	(20,422)	(196,365)

Effect of exchange rate changes on cash and cash equivalents	8,171	(10,169)	(8,912)	(85,692)

Net increase in cash and cash equivalents	79,566	17,411	62,822	604,058
Cash and cash equivalents at beginning of year	201,333	280,899	298,310	2,868,365

Cash and cash equivalents at end of year	¥280,899	¥298,310	¥361,132	$3,472,423

The accompanying notes are an integral part of these statements.

Notes to The Consolidated Financial Statements

Kyocera Corporation and Consolidated Subsidiaries

(Yen in millions and U.S. dollars in thousands, except shares and per share amounts-Note 2)

1. ACCOUNTING POLICIES:

Financial Statements Presentation:

The accounts of Kyocera Corporation and its Japanese subsidiaries are generally maintained in accordance with accounting principles generally accepted in Japan. Adjustments, which are not recorded in Kyocera Corporation’s books of account, have been made to the accompanying consolidated financial statements in order to present them in conformity with accounting principles generally accepted in the United States of America.

Basis of Consolidation and Accounting for Investments in Affiliated Companies:

The consolidated financial statements include the accounts of Kyocera Corporation and its majority-owned subsidiaries (“Kyocera” as a consolidated group). All significant intercompany transactions and accounts are eliminated.

Investments in 20% to 50% owned companies are accounted for by the equity method, whereby Kyocera includes in net income its equity in earnings or losses of these companies.

Revenue Recognition:

Kyocera recognizes sales when there is evidence of an arrangement, title and risks have passed to customers, the sales prices are fixed or determinable, and collectibility of the resulting receivable is reasonably assured.

Revenue from Fine Ceramics group, Electronic Device group and Equipment group are recognized principally upon delivery to customers. Revenue from direct financing leases is recognized over the term of the leases and amortization of unearned lease income is recognized using the interest method. Interest income on installment loans is recognized on an accrual basis. Interest income is no longer accrued at the time the collection of the interest is past due 1 year or more, or the collection of the principal is past due 6 months or more. The interest received from cash payments on impaired loans is recorded as income, unless the collectibility of the remaining investments is doubtful, in which case the cash receipt is recorded as collection of the principal.

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

Inventories:

Inventories are stated at the lower of cost or market. Cost is determined by the average method for approximately 51% and 55% of finished goods and work in process at March 31, 2003 and 2004, respectively, and by the first-in, first-out method for all other inventories. Kyocera recognizes estimated write-down of inventories for excess, slow-moving and obsolete inventories.

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

Goodwill and Other Intangible Assets:

On April 1, 2002, Kyocera adopted Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 (1) requires that the purchase

Financial Section

method of accounting be used for all business combinations initiated after June 30,2001, as well as all purchase method business combinations completed after June 30, 2001, (2) provides specific criteria for the initial recognition and measurement of intangible assets apart from goodwill, and (3) requires that unamortized deferred credit related to an excess over cost be written off immediately as an extraordinary gain instead of being deferred and amortized. SFAS No. 141 also requires that the unamortized deferred credit related to an excess over cost arising from an investment that was acquired before July 1,2001, must be written-off immediately and recognized as the cumulative effect of a change in accounting principle. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

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

In addition, to the extent an intangible asset was identified as having an indefinite useful life, Kyocera tests the intangible asset for impairment annually in accordance with the provisions of SFAS No.142.

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

Impairment of Long-Lived Assets:

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

Derivative Financial Instruments:

Kyocera utilizes derivative financial instruments to manage its exposure resulting from fluctuations of foreign currencies and interest rates. These derivative financial instruments include foreign currency swaps, foreign currency forward contracts, interest rate swaps and interest rate options. Kyocera does not hold or issue such derivative financial instruments for trading purposes.

Effective April 1, 2001, Kyocera adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities an Amendment of FASB Statement No. 133.” Upon the adoption of SFAS No. 133, all derivatives are recorded as either assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives are charged in current earnings. However cash flow hedges which meet the criteria of SFAS No. 133 may qualify for hedge accounting treatment. Changes in the fair value of the effective portion of these hedge derivatives are deferred in other comprehensive income and charged to earnings when the underlying transaction being hedged occurs.

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

Stock-Based Compensation:

In December 2002, FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure,” which amends SFAS No.123, “Accounting for Stock-Based Compensation,” and provides alternative methods to transition for a voluntary change to the fair value based method of accounting for stock options. As allowed by SFAS 148, Kyocera measures stock-based compensation expense using the intrinsic value method in accordance with Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employee and its related interpretations.

The following table illustrates the effect on net income and earnings per share if Kyocera had applied the fair value recognition provisions of SFAS No. 123. For purposes of this pro-forma disclosure, the value of the options is estimated using Black-Scholes option pricing model and amortized ratably to expense over the service period.

	Years ended March 31,
	2002	2003	2004	2004
Income before cumulative effect of change in accounting principle, as reported	¥33,791	¥43,421	¥68,086	$654,673
Add : Stock-based employee compensation expense included in reported Income before cumulative effect of change in accounting principle - net of taxes	—	50	25	240
Deduct : Total stock -based employee compensation expense determined under fair value based method for all awards - net of taxes	(1,190)	(1,559)	(4,155)	(39,951)

Pro forma income before cumulative effect of change in accounting principle	32,601	41,912	63,956	614,962
Cumulative effect of change in accounting principle - net of taxes of ¥233 for the year ended March 31, 2002	(1,838)	(2,256)	—	—

Pro forma net income	¥30,763	¥39,656	¥63,956	$614,962

Earnings per share :
Income before cumulative effect of change in accounting principle :
Basic, as reported	¥178.74	¥233.02	¥364.79	$3.51
Basic, pro forma	172.45	224.93	342.67	3.29
Diluted, as reported	178.59	232.97	364.78	3.51
Diluted, pro forma	172.38	224.91	342.65	3.29
Net income :
Basic, as reported	169.02	220.91	364.79	3.51
Basic, pro forma	162.73	212.82	342.67	3.29
Diluted, as reported	168.88	220.86	364.78	3.51
Diluted, pro forma	162.66	212.81	342.65	3.29

Kyocera Corporation

Options granted in 2002, 2003 and 2004 had weighted average fair values of ¥1,835, ¥1,294 and ¥3,176 ($30.54), respectively using the Black-Scholes option pricing model. The following are weighted-average assumptions used for options during the fiscal years ended March 31, 2002, 2003 and 2004.

	Years ended March 31,
	2002	2003	2004
Interest rate	0.07%	0.01%	0.75%
Expected life	2 years	1 year	4.5 years
Volatility	52.54%	51.97%	51.48%
Expected dividends	0.75%	0.74%	0.76%

Financial Section

AVX Corporation and its consolidated subsidiaries (AVX)

Options granted in 2002, 2003 and 2004 had weighted average fair values of $10.91, $5.00 to $9.18 and $4.22 to $5.13, respectively using the Black-Scholes option pricing model. The following are weighted-average assumptions used for options during the fiscal years ended March 31, 2002, 2003 and 2004.

	Years ended March 31,
	2002	2003	2004
Interest rate	6.60%	3.19%	1.43%
Expected life	4 years	4 years	4 years
Volatility	59.7%	60.0%	59.8%
Expected dividends	0.92%	0.98%	1.27%

Kyocera Wireless Corporation and its consolidated subsidiaries (KWC)

Options granted in 2002, 2003 and 2004 had weighted average fair values of $2.26, $1.68 and $1.03, respectively using the Black-Scholes option pricing model. The following are weighted-average assumptions used for options during the fiscal years ended March 31, 2002, 2003 and 2004.

	Years ended March 31,
	2002	2003	2004
Interest rate	4.47%	3.43%	2.99%
Expected life	5 years	5 years	5 years
Volatility	45.00%	45.00%	45.00%
Expected dividends	—	—	—

Earnings and Cash Dividends per Share:

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

Use of Estimates:

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

In November 2002, the FASB’s Emerging Issues Task Force (EITF) reached a consensus on EITF 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF Issue No.00- 21 provides guidance on how to account for arrangement that involve the delivery or performance of multiple products, services and/or right to use assets. EITF 00-21 is effective for fiscal periods beginning after June 15, 2003. The adoption of this statement did not have a material impact on Kyocera’s consolidated results of operations and financial position.

In January 2003, FASB issued Interpretation (FIN) No. 46, “Consolidation of Variable Interest Entities.” Variable interest entities often are created for a single specified purpose, for example, to facilitate securitization, leasing, hedging, research and development, or other transactions or arrangements. This interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” defines what these variable interest entities are and provides guidelines on how to identity them and also on how an enterprise should assess its interests in a variable interest entity to decide whether to consolidate that entity. Generally, FIN No. 46 applies to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. For existing variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003, the provision of this interpretation will apply no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. In December 2003, the FASB completed deliberations of proposed modifications to FIN No.46 (Revised interpretations) resulting in multiple effective dates based on the nature and the creation date of the variable interest entity. Currently, Kyocera does not have any material variable interest entities and the adoption of FIN No.46-R did not have a material impact on Kyocera’s consolidated results of operations and financial position.

In December 2003, FASB revised SFAS No. 132, “Employers’ Disclosures about Pensions and Other Post Retirement Benefits.” The revised SFAS No. 132 retains the disclosures required by the original SFAS No. 132 and requires additional disclosures to those in the original SFAS No. 132 about the assets, obligations, cash flows, and net periodic cost of defined benefit pension plans and other defined benefit postretirement plans. The revised SFAS No. 132 is generally effective for fiscal years ending after December 15, 2003 and Kyocera adopted it for its disclosure of domestic benefit plans in financial statements for fiscal 2004. As this revision does not require the employers to change the measurement or recognition of the benefit plan, the adoption of the revised SFAS No. 132 did not have any impact on Kyocera’s consolidated results of operations and financial position.

In April 2003, FASB issued SFAS No. 149, “Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Kyocera adopted SFAS No. 149 for contracts entered into or modified after June 30, 2003 except for certain items related to the implementation provisions of SFAS No. 133. The adoption of this statement did not have a material impact on Kyocera’s consolidated results of operations and financial position.

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

In March 2004, EITF concluded its discussion of Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.” EITF 03-01 provides accounting guidance regarding the determination of when an impairment (i.e. fair value is less than carrying value) of debt and marketable equity securities and investments accounted for under the cost method should be considered other-than-temporary and recognized in earnings. EITF 03-01 also requires annual disclosures of certain quantitative and qualitative factors of debt and marketable equity securities classified as available-for-sale or held-to-maturity that are in an unrealized loss position at the balance sheet date, but for which an other-than-temporary impairment has not been recognized. The disclosure requirements of EITF 03-01 were effective December 31, 2003. The accounting guidance of EITF 03-01 will be effective in reporting periods beginning after June 15, 2004. The adoption of this statement is not expected to have a material impact on Kyocera’s consolidated results of operations and financial position.

2. U.S. DOLLAR AMOUNTS:

The consolidated financial statements presented herein are expressed in the Japanese yen, and, solely for the convenience of the readers, have been translated into the U.S. dollar for 2004 at the rate of ¥104=US$1, the rate prevailing on March 31, 2004.

This translation should not be construed as a representation that the yen amounts shown could be so converted into the U.S. dollar at ¥104=US$1 or at any other rate.

Financial Section

3. BUSINESS COMBINATIONS:

Investments in Kinseki, Limited and Kyocera SLC Technologies Corporation:

On May 21, 2003, in order to reinforce the business of crystal components, Kyocera Corporation and Kinseki, Limited, at the meetings of their respective Boards of Directors, resolved that Kyocera Corporation would make Kinseki, Limited a wholly-owned subsidiary through a share exchange.

The agreement was approved at the ordinary general shareholders meeting of Kinseki, Limited held on June 27, 2003, and the share exchange was effective on August 1, 2003, allocating a total of 2,529,154 shares of common stock of Kyocera Corporation to Kinseki, Limited’s shareholders in return for the remaining 25,291,542 shares (71.91%) of Kinseki, Limited’s shares not previously owned by Kyocera Corporation. Operating results of Kinseki, Limited and its subsidiaries (Kinseki) until the date of the share exchange had been included as equity in earnings of affiliates, and those from the date of the acquisition have been included in Kyocera’s consolidated results of operations. Condensed balance sheet of Kinseki on August 1, 2003 are as follows:

	August 1, 2003
Current assets	¥28,212	$271,269
Non-current assets	22,622	217,519

	¥50,834	$488,788

Current liabilities	¥7,136	$68,615
Non-current liabilities	11,782	113,289

Total liabilities	18,918	181,904

Total stockholders’ equity	31,916	306,884

	¥50,834	$488,788

On August 1, 2003, the estimated fair value of net assets for Kinseki was ¥31,916 ($306,884), in excess of the purchase price of ¥19,759 ($189,990), which was calculated based on the average stock price of Kyocera Corporation during a few days before and after the date on which Kyocera Corporation and Kinseki, Limited reached an agreement on the acquisition. The excess of the fair value of net assets over the purchase price of ¥12,157 ($116,894) was recorded against non-current assets acquired.

On June 30, 2003, in order to reinforce the business of organic circuit board, Kyocera Corporation and IBM Japan, Ltd. reached an agreement for the transfer to Kyocera Corporation from IBM Japan, Ltd. of the SLC (Surface Laminar Circuitry: laminated high-density printed circuit board) business of Yasu Site of IBM Japan, Ltd., and have executed a business transfer agreement. Kyocera Corporation acquired this business in exchange for cash of ¥8,594 ($82,635).

Kyocera Corporation incorporated a new successor company, “Kyocera SLC Technologies Corporation” on August 12, 2003 and undertook the operation on September 1, 2003.

The followings are the unaudited pro forma combined results of operations of Kyocera for the years ended March 31, 2003 and 2004, as if these business combinations had taken place at the beginning of respective periods.

The unaudited pro forma combined results of operations are presented for comparative purposes only and are not necessarily indicative of the results of operations that may occur in the future or that would have occurred had the acquisitions been in effect on the dates indicated.

	Years ended March 31,
	2003	2004	2004
Pro forma net sales	¥1,104,623	¥1,153,438	$11,090,750
Pro forma net income	40,105	67,636	650,346
Pro forma net income per share: *
basic	¥212.35	¥360.75	$3.47
diluted	212.30	360.74	3.47

*	The number of shares used to compute pro forma basic and diluted net income per share for the respective period includes the 2,529,154 shares allocated to Kinseki, Limited’s shareholders as if the share exchange was done at the beginning of the respective periods.

Investment in Kyocera Chemical Corporation:

On May 16, 2002, the Board of Directors of Kyocera Corporation and Toshiba Chemical Corporation, which manufactures and sells electronic parts and materials, decided that Kyocera Corporation would make Toshiba Chemical Corporation a wholly-owned subsidiary of Kyocera Corporation through a share exchange in order to reinforce the business of electronic parts and materials held by Toshiba Chemical Corporation and Fine Ceramics group, Electronic Device group, and other divisions of Kyocera. On August 1, 2002, Kyocera Corporation issued 990,990 shares of common stock of Kyocera Corporation in exchange for 45,045,000 shares (100%) of Toshiba Chemical Corporation. On the same day, Toshiba Chemical Corporation was renamed as Kyocera Chemical Corporation. Operating results of Kyocera Chemical Corporation and its consolidated subsidiaries (KCC) were included in Kyocera’s consolidated results of operations from the date of the acquisition. Condensed balance sheet of Kyocera Chemical Corporation on August 1, 2002 are as follows:

August 1, 2002
Current assets	¥16,400
Non-current assets	18,944

¥35,344

Current liabilities	¥13,207
Non-current liabilities	9,154

Total liabilities	22,361

Minority interests in subsidiaries	223

Total stockholders’ equity	12,760

¥35,344

On August 1, 2002, the estimated fair value of net assets for KCC was ¥12,760, in excess of the purchase price of ¥9,431, which was calculated based on the average stock price of Kyocera Corporation during a few days before and after the date Kyocera Corporation and Toshiba Chemical Corporation reached an agreement on the acquisition. The excess of the fair value of net assets over the purchase price of ¥3,329 was recorded against non-current assets acquired.

The followings are the unaudited pro forma combined results of operations of Kyocera for the years ended March 31, 2002 and 2003, as if the investment in Kyocera Chemical Corporation had taken place at the beginning of respective periods.

The results of operations for KCC before the investment, which were included in the pro forma combined results, were prepared in accordance with accounting principles generally accepted in Japan and contained an expense for structural reforms of ¥3,534 and a valuation loss for deferred tax assets of ¥3,635 as one-off charges for the year ended March 31, 2002.

The unaudited pro forma combined results of operations are presented for comparative purposes only and are not necessarily indicative of the results of operations that may occur in the future or that would have occurred had the acquisitions been in effect on the dates indicated.

	Years ended March 31,
	2002	2003
Pro forma net sales	¥1,065,535	¥1,079,605
Pro forma net income	20,618	39,201
Pro forma net income per share: *
basic	¥108.49	¥210.00
diluted	108.41	209.95

*	The number of shares used to compute pro forma basic and diluted net income per share for the respective period includes the 990,990 shares issued to shareholders of Toshiba Chemical Corporation as if the shares were issued at the beginning of the respective periods.

Financial Section

4. INVESTMENTS IN DEBT AND EQUITY SECURITIES:

Available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of tax. Held-to-maturity securities are recorded at amortized cost. In gross unrealized gains and losses on equity securities, ¥48,598 of gross unrealized loss at March 31, 2003 and ¥87,125 ($837,740) of gross unrealized gain at March 31, 2004 were derived from a fluctuation in the market value of the shares of KDDI Corporation (KDDI) held by Kyocera Corporation.

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

Other-than-temporary loss on debt and equity securities with readily determinable fair values for the years ended March 31, 2002, 2003 and 2004 amounted to ¥5,061, ¥2,717 and ¥695 ($6,683), respectively.

Investments in debt and equity securities at March 31, 2003 and 2004, included in short-term investments (current assets) and in securities and other investments (non-current assets) are summarized as follows:

	March 31,
	2003				2004
	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Available-for-sale securities:
Corporate debt securities	¥29,754	¥29,610	¥6	¥150	¥14,961	¥14,891	¥26	¥96
Other debt securities	16,870	16,873	4	1	12,994	12,839	1	156
Investment trust	20,057	15,693	0	4,364	20,106	16,954	11	3,163
Equity securities	259,942	212,902	2,671	49,711	261,037	363,548	102,568	57

Total available-for-sale securities	326,623	275,078	2,681	54,226	309,098	408,232	102,606	3,472

Held-to-maturity securities:
Corporate debt securities	19,240	19,190	0	50	—	—	—	—
Other debt securities	25,276	25,327	51	0	21,093	21,165	72	—

Total held-to-maturity securities	44,516	44,517	51	50	21,093	21,165	72	—

Total investments in debt and equity securities	¥371,139	¥319,595	¥2,732	¥54,276	¥330,191	¥429,397	¥102,678	¥3,472

	March 31, 2004
	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Available-for-sale securities:
Corporate debt securities	$143,856	$143,183	$250	$923
Other debt securities	124,942	123,452	10	1,500
Investment trust	193,327	163,019	106	30,414
Equity securities	2,509,971	3,495,654	986,231	548

Total available-for-sale securities	2,972,096	3,925,308	986,597	33,385

Held-to-maturity securities:
Corporate debt securities	—	—	—	—
Other debt securities	202,817	203,509	692	—

Total held-to-maturity securities	202,817	203,509	692	—

Total investments in debt and equity securities	$3,174,913	$4,128,817	$987,289	$33,385

*	Cost represents amortized cost for debt securities and acquisition cost for equity securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

At March 31,2004, the contractual maturities of available-for-sale and held-to-maturity securities are summarized as follows:

	March 31, 2004
	Available-for-Sale		Held-to-Maturity		Available-for-Sale		Held-to-Maturity
	Cost	Aggregate Fair Value	Cost	Aggregate Fair Value	Cost	Aggregate Fair Value	Cost	Aggregate Fair Value
Due within 1 year	¥14,761	¥14,666	¥3,181	¥3,181	$141,932	$141,020	$30,587	$30,587
Due after 1 year to 5 years	13,094	12,963	17,912	17,984	125,904	124,644	172,230	172,922
Due after 5 years	100	101	—	—	962	971	—	—
Investment trust	20,106	16,954	—	—	193,327	163,019	—	—
Equity securities	261,037	363,548	—	—	2,509,971	3,495,654	—	—

	¥309,098	¥408,232	¥21,093	¥21,165	$2,972,096	$3,925,308	$202,817	$203,509

Proceeds from sales of available-for-sale securities and the related gross realized gains and losses for the years ended March 31, 2002, 2003 and 2004 are as follows:

	Years ended March 31,
	2002	2003	2004	2004
Proceeds from sales of available-for-sale securities	¥8,589	¥13	¥3,427	$32,952
Gross realized gains	402	4	219	2,106
Gross realized losses	198	4	0	0

For the purpose of computing gains and losses, the cost of those securities is determined by the moving average method.

Kyocera’s available-for-sale securities were classified by its length of an unrealized loss position at March 31, 2004 as follows:

	March 31, 2004
	within 1 year		over 1 year		Total
	Aggregate Fair Value	Unrealized Losses	Aggregate Fair Value	Unrealized Losses	Aggregate Fair Value	Unrealized Losses
Corporate debt securities	¥5,707	¥5	¥4,959	¥91	¥10,666	¥96
Other debt securities	—	—	12,738	156	12,738	156
Investment trust	—	—	16,876	3,163	16,876	3,163
Equity securities	252	17	527	40	779	57

Total	¥5,959	¥22	¥35,100	¥3,450	¥41,059	¥3,472

	March 31, 2004
	within 1 year		over 1 year		Total
	Aggregate Fair Value	Unrealized Losses	Aggregate Fair Value	Unrealized Losses	Aggregate Fair Value	Unrealized Losses
Corporate debt securities	$54,875	$48	$47,683	$875	$102,558	$923
Other debt securities	—	—	122,481	1,500	122,481	1,500
Investment trust	—	—	162,269	30,414	162,269	30,414
Equity securities	2,423	163	5,067	385	7,490	548

Total	$57,298	$211	$337,500	$33,174	$394,798	$33,385

At March 31, 2004, Kyocera held 24 individual available-for-sale securities in an unrealized loss position.

A significant amount of available-for-securities with which an unrealized loss position over one year was derived from a decline in the fair value of a certain investment trust held by Kyocera Corporation. This investment trust mainly owns investments in equity and debt securities traded at markets mainly in the US, Japan and Europe. The fair value of this investment trust has been in an unrealized loss position attributable to the downturn of the global stock markets since a sudden sluggishness in IT-business in fiscal 2001.

The fair value of this investment trust has been increasing since the beginning of fiscal 2004 and correspondingly, the amount of an unrealized loss of this investment trust decreased during fiscal 2004. Moreover, the investment advisor of this investment trust has forecasted that in fiscal 2005 the global stock markets will show a steady growth with a worldwide expansion of corporate earnings which is supported by analysts’ reports of other financial institutions. Taking into account the facts relating to this investment trust, Kyocera has concluded that the decline in the fair value of this investment trust at March 31, 2004 is not an other-than-temporary impairment. Kyocera also has the ability and intent to hold this investment trust for a reasonable period of time sufficient for a forecasted recovery of its fair value.

Financial Section

5. FINANCE RECEIVABLES:

Finance receivables at March 31, 2003 and 2004 consist of the following:

	March 31,
	2003	2004	2004
Investments in financing leases (a):
Minimum lease payments receivable	¥9,299	¥8,611	$82,798
Unearned lease income	(761)	(674)	(6,481)

	8,538	7,937	76,317
Less–allowance for doubtful accounts (c)	(371)	(378)	(3,635)

	8,167	7,559	72,682
Less–current portion	(3,579)	(3,301)	(31,740)

	¥4,588	¥4,258	$40,942

Other finance receivables (b)	197,942	¥187,349	$1,801,433
Less–allowance for doubtful accounts (c)	(49,207)	(35,937)	(345,548)

	148,735	151,412	1,455,885
Less–current portion	(27,595)	(67,158)	(645,750)

	¥121,140	¥84,254	$810,135

	¥125,728	¥88,512	$851,077

(a) Investments in financing leases consist primarily of direct financing leases of telecommunication equipment and information systems. Future minimum lease payments to be received for each of the five fiscal years and thereafter are as follows:

Years ending March 31,
2005	¥3,636	$34,961
2006	2,424	23,308
2007	1,400	13,461
2008	885	8,510
2009	255	2,452
2010 and thereafter	11	106

	¥8,611	$82,798

(b) Other finance receivables consist primarily of installment loans to affiliates and other parties.

Investments in loans of ¥17,769 and ¥13,981 ($134,433) at March 31, 2003 and 2004 were considered to be impaired, for which valuation allowances at March 31, 2003 and 2004 were provided of ¥14,128 and ¥11,171 ($107,413), respectively, calculated under SFAS No.114, “Accounting by Creditors for Impairment Loan” and included in allowances for doubtful accounts.

The average recorded investments in impaired loans for the years ended March 31, 2003 and 2004 were ¥19,174 and ¥16,695 ($160,529), respectively. The related recognized interest income for the years ended March 31, 2003 and 2004 were ¥83 and ¥52 ($500), respectively.

The principal amount of the loan on which interest income is no longer accrued at March 31, 2003 and 2004, were ¥46,323 and ¥35,667 ($342,952), respectively. The loans, on which the collection of the principal was past due ninety days or more and on which interest income was still accrued, at March 31, 2003 were ¥404, and at March 31, 2004 were none.

(c) Changes in allowances for doubtful accounts on finance receivables are as follows:

	Years ended March 31,
	2002	2003	2004	2004
Beginning balance	¥53,635	¥51,790	¥49,578	$476,712
Provision charged to income	1,096	927	500	4,808
Charge-offs	(2,941)	(3,139)	(13,763)	(132,337)

Ending balance	¥51,790	¥49,578	¥36,315	$349,183

6. INVENTORIES:

Inventories at March 31, 2003 and 2004 are as follows:

	2003	2004	2004
Finished goods	¥83,163	¥90,725	$872,356
Work in process	41,899	46,402	446,173
Raw materials and supplies	58,094	60,067	577,567

	¥183,156	¥197,194	$1,896,096

7. INVESTMENTS IN AND ADVANCES TO AFFILIATES:

Kyocera Corporation owns a 36.02% interest in Taito Corporation (Taito), which operates in electronic amusement business.

Kyocera Corporation owned a 28.09% interest in Kinseki, Limited. On August 1, 2003, Kyocera Corporation made Kinseki, Limited a wholly-owned subsidiary (100% owned subsidiary) through exchange of shares. For detailed information of this business combination, see Note 3.

Kyocera Corporation had owned a 27.48% interest in SK TELETECH CO., LTD. (SKTT). On March 26, 2004, Kyocera Corporation sold all of its shares of SKTT. As a result, Kyocera Corporation recorded the gain of ¥491 ($4,721).

On December 4, 2003, KMC paid ¥6,632 ($63,769) to acquire a 25% ownership interest of Triumph-Adler AG Group (TA), a distributor of office equipment, which resulted in a difference between the cost of the investment and the amount of underlying equity in net assets totaling ¥6,285 ($60,433). KMC applies the equity method of accounting for this investment.

At March 31, 2002, the unamortized excess of Kyocera Corporation’s equity in the underlying net assets of Taito over its investments was ¥919. Upon adoption of SFAS No. 141, Kyocera wrote off ¥919 of unamortized deferred credit related to an excess over cost arising from its investment in Taito that was accounted for by the equity method as a cumulative effect of change in accounting principle in the first half of fiscal 2003. On March 31, 2004, Taito and TA are listed companies.

Summarized financial information concerning affiliates, accounted for by the equity method is as follows:

	March 31,
	2003	2004	2004
Current assets	¥87,420	¥83,755	$805,337
Non-current assets	64,239	50,907	489,490

Total assets	¥151,659	¥134,662	$1,294,827

Current liabilities	¥38,400	¥45,280	$435,385
Non-current liabilities	14,226	28,517	274,202

Total liabilities	¥52,626	¥73,797	$709,587

Kyocera’s investments in and advances to affiliates	¥24,285	¥23,942	$230,212
Kyocera’s trade receivables from affiliates	832	623	5,990

	Years ended March 31,
	2002	2003	2004	2004
Net sales	¥135,332	¥163,024	¥162,484	$1,562,346
Profit from operations	4,898	13,983	9,893	95,125
Net income	82	8,360	6,624	63,692
Kyocera’s equity in earnings of affiliates	1,284	2,833	2,323	22,337
Kyocera’s sales to affiliates	2,387	3,080	2,009	19,317

The aggregate market value of investments in those listed affiliates at March 31, 2003 and 2004 was ¥15,206 and ¥23,637 ($227,279), respectively.

Financial Section

8. GOODWILL AND OTHER INTANGIBLE ASSETS:

On April 1, 2002, Kyocera adopted SFAS No. 142, “Goodwill and Other Intangible Assets” (See Note 1 regarding the procedure of SFAS No. 142).

Intangible assets subject to amortization are summarized as follows:

	March, 31
	2003		2004		2004
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Patent rights	¥24,044	¥13,114	¥25,903	¥17,682	$249,068	$170,019
Software	8,652	6,008	11,549	8,336	111,048	80,154
Other	3,111	1,891	6,250	1,222	60,096	11,750

Total	¥35,807	¥21,013	¥43,702	¥27,240	$420,212	$261,923

The carrying amount of intangible assets having an indefinite life at March 31, 2003 and 2004 was ¥274 and ¥183 ($1,759), respectively.

Intangible assets acquired during the year ended March 31, 2004 totaled ¥10,046 ($96,596) and primarily consist of patent rights of ¥3,392 ($32,615), technical know-how of ¥3,251 ($31,260) and software of ¥2,624 ($25,231).

The weighted average amortization period for patent rights and software are 5 years and 4 years, respectively.

Total amortization of intangible assets during fiscal 2004 amounted to ¥9,201 ($88,471).

The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

Years ending March 31,
2005	¥5,772	$55,500
2006	3,616	34,769
2007	2,414	23,212
2008	1,613	15,510
2009	1,063	10,221

The changes in the carrying amounts of goodwill by operating segment for the years ended March 31, 2003 and 2004 are as follows:

	Fine Ceramics Group	Electronic Device Group	Equipment Group	Others	Total
Balance at March 31, 2002	¥11,183	¥18,542	¥840	¥192	¥30,757
Goodwill acquired during year	—	—	115	5	120
Impairment of goodwill	(3,175)	—	—	—	(3,175)
Translation adjustments and reclassification to other accounts	(933)	(768)	(298)	—	(1,999)

Balance at March 31, 2003	7,075	17,774	657	197	25,703
Goodwill acquired during year	—	—	—	1,261	1,261
Translation adjustments and reclassification to other accounts	(842)	(791)	(77)	—	(1,710)

Balance at March 31, 2004	¥6,233	¥16,983	¥580	¥1,458	¥25,254

Balance at March 31, 2003	$68,029	$170,904	$6,317	$1,894	$247,144
Goodwill acquired during year	—	—	—	12,125	12,125
Translation adjustments and reclassification to other accounts	(8,096)	(7,606)	(740)	—	(16,442)

Balance at March 31, 2004	$59,933	$163,298	$5,577	$14,019	$242,827

In fiscal 2003, Kyocera completed an impairment test of its goodwill, which indicated that there was an impairment loss on goodwill related to the acquisition of Kyocera Tycom Corporation and its consolidated subsidiaries (KTC), which manufactures and supplies micro drills for the IT industry, from the initial application of these statements. The impairment loss of ¥3,175 was recorded as a cumulative effect of change in accounting principle. Kyocera, with the assistance of a third party appraiser, arrived at the implied fair value of goodwill using a discounted cash flow methodology taking into account sluggishness in KTC’s markets. Kyocera also tested goodwill and other intangible assets for impairment in the fourth quarter of fiscal 2004 and no impairment loss was recognized.

Prior to the adoption of SFAS No. 142, accumulated amortization for goodwill at March 31, 2002 amounted to ¥22,276. Amounts previously reported for income before cumulative effect of change in accounting principle and net income and basic and diluted earnings per share (EPS) for the year ended March 31,2002 was reconciled to amounts adjusted to exclude the amortization expense related to goodwill and deferred credit under the equity method as follows:

Year ended March 31,
2002
Reported income before cumulative effect of change in accounting principle	¥33,791
Adjustment:
Goodwill amortization	2,728
Amortization of deferred credit under the equity method	(263)

Adjusted income before cumulative effect of change in accounting principle	¥36,256

Reported net income	¥31,953
Adjustment:
Goodwill amortization	2,728
Amortization of deferred credit under the equity method	(263)

Adjusted net income	¥34,418

Per share data:
Income before cumulative effect of change in accounting principle:
Reported basic EPS	¥178.74
Adjustment:
Goodwill amortization	14.43
Amortization of deferred credit under the equity method	(1.39)

Adjusted basic EPS	¥191.78

Reported diluted EPS	¥178.59
Adjustment:
Goodwill amortization	14.42
Amortization of deferred credit under the equity method	(1.39)

Adjusted diluted EPS	¥191.62

Net income:
Reported basic EPS	¥169.02
Adjustment:
Goodwill amortization	14.43
Amortization of deferred credit under the equity method	(1.39)

Adjusted basic EPS	¥182.06

Reported diluted EPS	¥168.88
Adjustment:
Goodwill amortization	14.42
Amortization of deferred credit under the equity method	(1.39)

Adjusted diluted EPS	¥181.91

9. SHORT-TERM BORROWINGS AND LONG-TERM DEBT:

Short-term borrowings at March 31, 2003 and 2004 are comprised of the following:

Loans, principally from banks with average interest rate of 0.94% and 0.66% at March 31, 2003 and 2004, respectively.

	2003	2004	2004
Secured	¥5,800	¥500	$4,808
Unsecured	102,086	84,315	810,721

	¥107,886	¥84,815	$815,529

Financial Section

Long-term debt at March 31, 2003 and 2004 are comprised of the following:

Loans, principally from banks with interest ranging from 0.55% to 7.50% and from 0.39% to 7.50% at March 31, 2003 and 2004, respectively.

	2003	2004	2004
Secured	¥14,814	¥6,115	$58,798
Unsecured	76,120	109,015	1,048,221

	90,934	115,130	1,107,019
Less, portion due within one year	(30,198)	(44,522)	(428,096)

	¥60,736	¥70,608	$678,923

Aggregate maturities of long-term debt at March 31, 2004 are as follows:

Years ending March 31,
2006	¥56,080	$539,231
2007	5,393	51,856
2008	2,927	28,144
2009	3,722	35,788
2010 and thereafter	2,486	23,904

	¥70,608	$678,923

Kyocera’s assets pledged as collateral for short-term borrowings and long-term debt at March 31, 2003 and 2004, are summarized as follows:

	2003	2004	2004
Trade receivables	¥7,716	¥7,703	$74,067
Finance receivables	23,588	628	6,038
Inventories	9,254	9,460	90,962
Property and equipment, net of accumulated depreciation	12,444	10,952	105,308
Others	5,958	4,794	46,096

	¥58,960	¥33,537	$322,471

10. BENEFIT PLANS:

Domestic:

Kyocera Corporation and KMC had adopted Employee Pension Fund (“EPF”), which was established pursuant to the Japanese Welfare Pension Insurance Law (“JWPIL”). In accordance with the JWPIL, a portion of the government’s social security pension program, under which the employer and employee contribute an equal amount, was contracted out to the employer (substitutional portion). Kyocera Corporation and KMC added it to its own non-contributory pension plan (corporate portion).

As a result of enactment of the “Defined Benefit Corporate Pension Plan Law,” Kyocera Corporation and KMC were approved by the Ministry of the Health, Labor and Welfare in Japan for an exemption from the obligation for benefits related to future employee service under the substitutional portion of EPF in fiscal 2003, and also approved for the transfer to the government of the benefit obligation related to past employee service under the substitutional portion of EPF. Upon these approvals, Kyocera Corporation and KMC transferred to the government the substitutional portion of EPF and the related government-specified portion of plan assets of EPF in fiscal 2004.

Kyocera Corporation and KMC adopted EITF Issue No. 03-02, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” for the settlement process of the substitutional portion of EPF. EITF Issue No. 03-02 requires employers to account for the entire separation process of a substitutional portion from an entire plan (including a corporate portion) upon completion of the transfer to the government of a substitutional portion of EPF and related plan assets as the culmination of a series of steps in a single settlement transaction. Under this approach, the difference between the accumulated benefit obligation and the assets required to be transferred to the government was accounted for and separately disclosed as a subsidy. And a proportionate amount of net unrecognized gain or loss related to the entire EPF and difference between projected benefit obligations and accumulated benefit obligations for a substitutional portion of EPF were recognized as a settlement gain or loss. Details of the accounting for this settlement process is shown below.

After the approval of the transfer of a substitutional portion of EPF, Kyocera Corporation established its own defined benefit pension plans for its employees, which replaced from a corporate portion of EPF. Kyocera Corporation decided to adopt a variable expected interest rate for benefit paid for pensioners, which is linked with the long-term interest rate prevailing in Japan instead of a fixed expected interest rate for benefit paid for pensioners, effective April 2004. This amendment reduced the projected benefit obligation of the pension plans for Kyocera Corporation. This effect of the reduction in the projected benefit obligation has been reflected as a prior service cost not yet recognized.

After the approval of the transfer of a substitutional portion of EPF, KMC continues to have a corporate portion of EPF as its own defined benefit pension plans for its employees.

KCC withdrew from the EPF sponsored by Toshiba Corporation, in which KCC had participated, in fiscal 2004. The accounting for this withdrawal was in accordance with SFAS No. 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.” After its withdrawal from the EPF, KCC continues to sponsor its own unfunded retirement and severance plan.

Kinseki, which newly became a consolidated subsidiary in fiscal 2004, has its own unfunded retirement and severance plan.

Benefits under the plans at each company generally are based on the current rate of base salary, employee’s position, length of service and conditions at the time of retirement.

Kyocera, with respect to directors and corporate auditors, provides for lump-sum severance benefits. While Kyocera has no legal obligation, it is a customary practice in Japan to make lump-sum payments to a director or a corporate auditor upon retirement. An annual provision is made in the accounts for the estimated cost of this termination plan, which is not funded.

	March 31,
	2003	2004	2004
Change in projected benefit obligations:
Projected benefit obligation at beginning of year	¥159,504	¥210,969	$2,028,548
Increase by acquisition of subsidiaries	18,372	2,768	26,615
Service cost	9,450	7,094	68,212
Interest cost	4,294	4,140	39,808
Plan participants’ contributions	974	59	567
Amendment	(76)	(10,024)	(96,385)
Actuarial (gain) loss	21,895	(5,291)	(50,875)
Benefits paid	(3,444)	(4,319)	(41,529)
Settlement for a substitutional portion of EPF	—	(71,243)	(685,029)
Settlement for a withdrawal from EPF	—	(16,923)	(162,721)

Projected benefit obligation at end of year	210,969	117,230	1,127,211
Change in plan assets:
Fair value of plan assets at beginning of year	100,675	119,757	1,151,510
Increase by acquisition of subsidiaries	9,289	26	250
Actual return on plan assets	(1,716)	3,222	30,981
Employer contribution	13,732	10,968	105,462
Plan participants’ contributions	974	59	567
Benefits paid	(3,197)	(3,913)	(37,625)
The related government-specified portion of plan assets of EPF transferred to the government	—	(29,493)	(283,587)
Plan asset paid related to withdrawal from EPF	—	(8,269)	(79,510)

Fair value of plan assets at end of year	119,757	92,357	888,048

Funded status	(91,212)	(24,873)	(239,163)
Unrecognized net loss	70,544	35,243	338,875
Prior service cost not yet recognized	(32,406)	(40,517)	(389,587)
Unrecognized net transition obligation	1,959	1,016	9,769

Net amount recognized	¥(51,115)	¥(29,131)	$(280,106)

Amounts recognized in the statements of financial position consist of:
Accrued benefit liability	¥(65,853)	¥(29,131)	$(280,106)
Accumulated other comprehensive income	14,738	—	—

Net amount recognized	¥(51,115)	¥(29,131)	$(280,106)

Accumulated benefit obligation at end of year	¥186,097	¥102,314	$983,788

Pension plans with an accumulated benefit obligation in excess of plan assets:
Projected benefit obligation	¥210,969	¥21,117	$203,048
Accumulated benefit obligation	186,097	18,487	177,760
Fair value of plan assets at end of year	119,757	4,651	44,721

Financial Section

	Years ended March 31,
	2002	2003	2004	2004
Net pension cost includes the following components:
Service cost	¥10,233	¥9,450	¥7,094	$68,212
Interest cost	4,933	4,294	4,140	39,808
Expected return on plan assets	(4,393)	(1,763)	(1,087)	(10,452)
Amortization of transition obligation	943	943	943	9,067
Amortization of prior service cost	(1,441)	(1,882)	(1,913)	(18,394)
Recognized actuarial loss	2,016	1,287	2,343	22,528
Proportionate amount of net unrecognized loss related to the entire EPF	—	—	22,833	219,548
Difference between projected benefit obligations and accumulated
benefit obligations for a substitutional portion of EPF	—	—	(3,255)	(31,298)
Settlement gain for a withdrawal from EPF	—	—	(5,953)	(57,240)

Net periodic pension cost	¥12,291	¥12,329	¥25,145	$241,779

Measurement date of the benefit plan:
Kyocera Corporation, KCC and Kinseki	December 31
KMC	March 31

Assumptions used to determine benefit obligations at measurement dates are:

	March 31,
	2003	2004
Discount rate	2.0%	2.0%
Rate of increase in compensation levels:	3.0%	3.0%

Assumptions used to determine net periodic pension costs for the years at measurement dates are:

	Years ended March 31,
	2002	2003	2004
Discount rate	2.5%	2.0%	2.0%
Rate of increase in compensation levels:	3.0%	3.0%	3.0%
Expected long-term rate of return on plan assets	3.5%-4.5%	1.3%-4.0%	0.6%-4.0%

Kyocera determines its expected long-term rate of return on plan assets based on the defined yields of life insurance company general account, which occupies major part of plan assets categories, and its consideration of the current expectations for future returns and the historical returns of other plan assets categories in which it invests.

Kyocera’s plan assets categories are:

	Years ended March 31,
	2003	2004
Life insurance company general account	88.1%	79.6%
Equity securities	6.4%	1.7%
Debt securities	4.6%	0.9%
Cash and cash equivalents	0.2%	17.6%
Other	0.7%	0.2%

	100.0%	100.0%

Kyocera manages and operates its plan assets with a target of obtaining better performance more than earnings from the expected rate of return on plan assets to ensure the sources of funds sufficient to cover the pension benefits paid to participants and beneficiaries into the future. In terms of the plan assets management, Kyocera makes appropriate investment choices and optimal portfolios with a consideration of its performances, expected returns and risks, and entrusts its plan assets to the fund trustees which can be expected to be most appropriate to accomplish the target. Kyocera also makes an effort to maintain its portfolios within reasonable allocations of plan assets. Kyocera evaluates its categories of plan assets allocations and can change its portfolios when it is needed.

Kyocera Corporation and KMC forecasts to contribute ¥16,470 ($158,365) to the defined benefit pension plans in the year ending March 31,2005.

The accounting for the settlement for a substitutional portion of EPF at Kyocera Corporation and KMC in accordance with EITF

Issue No. 03-02 was described as follows:

	2004	2004
Accumulated benefit obligations for a substitutional portion of EPF	¥67,988	$653,731
Related government-specified portion of plan assets of EPF transferred to the government	29,493	283,587

Subsidy	38,495	370,144

Proportionate amount of net unrecognized loss related to the entire EPF	(22,833)	(219,548)
Difference between projected benefit obligations and accumulated benefit obligations for a substitutional portion of EPF	3,255	31,298

Periodic pension costs related to the settlement for a substitutional portion of EPF	(19,578)	(188,250)

Net settlement gain for a substitutional portion of EPF	¥18,917	$181,894

Subsidy was all included as a reduction of SG&A expenses, and periodic pension costs related to the settlement for a substitutional portion of EPF was allocated ¥13,735($132,067) into cost of sales and ¥5,843 ($56,183) into SG&A expenses in the Consolidated Statements of Income.

Foreign:

a. Pension plans

Kyocera International, Inc. and its consolidated subsidiaries (KII) and AVX, which are both consolidated U.S. subsidiaries of Kyocera Corporation, maintain non-contributory defined benefit pension plans in the U.S. and contributory defined benefit pension plans outside the U.S. The KII plan covers substantially all full-time employees in the United States, of which benefits are based on years of service and the employees’ average compensation. AVX sponsors various defined benefit pension plans covering certain employees. Pension benefits provided to certain U.S. employees covered under collective bargaining agreements are based on a flat benefit formula. Effective December 31,1995, AVX froze benefit accruals under its domestic non-contributory defined benefit pension plan for a significant portion of the employees covered under collective bargaining agreements. AVX’s pension plans for certain European employees provide for benefits based on a percentage of final pay. AVX’s funding policy is to contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws.

Financial Section

The following table sets forth the funded status of the KII and AVX plans:

	March 31,
	2003	2004	2004
Change in benefit obligations:
Benefit obligation at beginning of year	¥17,436	¥18,858	$181,327
Service cost	560	642	6,173
Interest cost	1,081	1,163	11,183
Plan participants’ contributions	80	81	779
Actuarial loss	1,856	1,289	12,394
Benefits paid	(698)	(807)	(7,760)
Foreign exchange adjustment	(1,457)	(1,117)	(10,740)

Benefit obligation at end of year	18,858	20,109	193,356
Change in plan assets:
Fair value of plan assets at beginning of year	16,468	13,413	128,971
Actual return on plan assets	(2,134)	2,587	24,875
Employer contribution	995	190	1,827
Plan participants’ contributions	80	81	779
Benefits paid	(612)	(806)	(7,750)
Other expenses	(88)	(78)	(750)
Foreign exchange adjustment	(1,296)	(892)	(8,577)

Fair value of plan assets at end of year	13,413	14,495	139,375
Funded status	(5,445)	(5,614)	(53,981)
Unrecognized net loss	5,011	4,419	42,490
Prior service cost not yet recognized	40	30	289

Net amount recognized	¥(394)	¥(1,165)	$(11,202)

Amounts recognized in the statements of financial position consist of:
Accrued benefit liability	¥(4,031)	¥(4,624)	$(44,462)
Intangible assets	49	37	356
Accumulated other comprehensive income	3,588	3,422	32,904

Net amount recognized	¥(394)	¥(1,165)	$(11,202)

	Years ended March 31,
	2002	2003	2004	2004
Net pension cost includes the following components:
Service cost	¥594	¥560	¥642	$6,173
Interest cost	1,022	1,081	1,163	11,183
Expected return on plan assets	(1,306)	(1,179)	(1,031)	(9,913)
Amortization of transition obligation	(4)	—	—	—
Amortization of prior service cost	(1)	7	22	211
Recognized actuarial gain	(58)	60	212	2,038

Net periodic pension cost	¥247	¥529	¥1,008	$9,692

Assumptions used in the accounting:
Discount rate	6.00%-7.30%	5.75%-6.75%	5.25%-6.00%
Rate of increase in compensation levels	3.00%-4.50%	1.50%-4.50%	1.25%-4.50%
Expected long-term rate of return on plan assets	7.00%-9.00%	7.50%-8.50%	7.00%-8.50%

b. Savings plans

KII and AVX maintain retirement savings plans which allow eligible U.S. employees to defer part of their annual compensation. AVX also maintains a non-qualified deferred compensation program which permits key employees to annually elect to defer a portion of their compensation until retirement.

Contributions to the plans for the years ended March 31, 2002, 2003 and 2004 were ¥1,255, ¥1,099 and ¥889 ($8,548), respectively.

11. STOCK OPTIONS PLANS:

Domestic:

Kyocera Corporation provides all directors and certain key employees of Kyocera Corporation with stock option plans. Under the plans, they were granted options to purchase Kyocera Corporation’s shares of common stock at a price determined by the higher of (1)multiplying by 1.1 the average market price of Kyocera Corporation’s common stock in previous month of the date of the grant or (2)the market price of Kyocera Corporation’s common stock at the date of the grant. The options granted in fiscal 2004 vest and are exercisable. As of March 31,2004, Kyocera Corporation reserved 1,041,000 shares of its common stock for the plans.

The following table summarizes information on stock option plans for the years ended March 31, 2002, 2003 and 2004:

	Number of Options	Weighted Average Exercise Price
Balance, March 31, 2001	1,248,600	¥8,698
Granted	59,200	9,470
Exercised	(29,400)	8,029
Expired and cancelled	(26,100)	8,029

Balance, March 31, 2002	1,252,300	8,764
Granted	143,600	9,290
Exercised	(10,700)	8,029
Expired and cancelled	(42,600)	8,598

Balance, March 31, 2003	1,342,600	8,831
Granted	1,068,900	7,900	$75.96
Exercised	(3,600)	7,900	75.96
Expired and cancelled	(1,366,900)	8,815	84.76

Balance, March 31, 2004	1,041,000	7,900	75.96

Weighted average contractual life 4.5 years	1,041,000	¥7,900	$75.96

Exercisable options:
March 31, 2002
Exercise price ¥8,029 and ¥9,470	842,600	¥8,080
Exercise price ¥18,900	38,400	18,900

Total options	881,000	8,551

March 31, 2003
Exercise price ¥8,029,¥9,470 and ¥9,290	1,267,000	8,230
Exercise price ¥18,900	56,700	18,900

Total options	1,323,700	8,687

March 31, 2004
Exercise price ¥7,900	1,041,000	7,900	$75.96

Total options	1,041,000	7,900	75.96

The fair value of options at the date of grant for the years ended 2002,2003 and 2004 were calculated using the Black Scholes model with the following assumptions:

	Years ended March 31,
	2002	2003	2004	2004
Fair value	¥1,835	¥1,294	¥3,176	$30.54
Interest rate	0.07%	0.01%	0.75%
Expected life	2 years	1 year	4.5 years
Volatility	52.54%	51.97%	51.48%
Expected dividends	0.75%	0.74%	0.76%

Financial Section

Foreign:

AVX has two stock option plans. Under the 1995 stock option plan, as amended, AVX may grant options to employees for the purchase of up to an aggregate of 9,300,000 shares of common stock. Under the Non-Employee Directors’ stock option plan, as amended, AVX may grant options to non-employee directors for the purchase of up to an aggregate of 650,000 shares of common stock. Under both plans, the exercise price of each option shall not be less than the market price of AVX’s stock on the date of grant and with a maximum term of 10 years. The options granted under the 1995 stock option plan vest as to 25% annually and options granted under the Non-Employee Directors’ stock option plan vest as to one third annually.

The following table summarizes the transactions of AVX’s stock option plans for the years ended March 31, 2002, 2003 and 2004:

	Number of Options	Weighted Average Exercise Price
Balance, March 31, 2001	4,050,394	$14.22
Granted	120,000	22.23
Exercised	(562,794)	9.10
Expired and cancelled	(87,000)	18.47

Balance, March 31, 2002	3,520,600	15.20
Granted	915,655	15.86
Exercised	(141,700)	9.01
Expired and cancelled	(54,700)	20.70

Balance, March 31, 2003	4,239,855	15.48
Granted	546,400	11.87
Exercised	(121,838)	8.08
Expired and cancelled	(70,400)	22.03

Balance, March 31, 2004	4,594,017	15.15

Price range $15.44 to $29.30 (weighted average contractual life 6.8 years)	1,887,150	$22.18
Price range $7.50 to $13.00 (weighted average contractual life 5.5 years)	2,706,867	10.24
Exercisable options:
March 31, 2002	1,888,825	$12.31
March 31, 2003	2,459,650	13.65
March 31, 2004	3,064,771	14.72

The calculated for fair value at the date of grant for each option granted during the years ended March 31, 2002, 2003 and 2004 was $10.91, $5.00 to $9.18 and $4.22 to $5.13, respectively. The fair value of options at the date of grant was calculated using the Black Scholes model with the following weighted average assumptions:

	Years ended March 31,
	2002	2003	2004
Interest rate	6.60%	3.19%	1.43%
Expected life	4 years	4 years	4 years
Volatility	59.7%	60.0%	59.8%
Expected dividends	0.92%	0.98%	1.27%

KWC provides all key employees with stock options. The options become vested gradually over a four-year period provided participants remain a KWC employee. The exercise price shall not be less than 85% of the fair market value of the common stock at the time the option is granted, and the grant has a maximum term of 10 years. Since KWC is not traded on any stock exchange, the KWC Board is responsible for determining the fair market value using reasonable means. KWC may grant options to all key employees for the purchase of up to an aggregate of 3,800,000 shares of common stock. For the year ended March 31, 2003 and 2004, KWC recognized compensation expense of ¥50 and ¥25 ($240) - net of taxes of ¥35 and ¥18 ($173) for its variable stock option plan, under APB No. 25, “Accounting for Stock Issued to Employees.”

The following table summarizes information on the stock option plan for the years ended March 31, 2002, 2003 and 2004:

	Number of Options	Weighted Average Exercise Price
Balance, March 31, 2001	413,450	$2.18
Granted	464,400	2.97
Exercised	—	—
Expired and cancelled	(45,807)	2.39

Balance, March 31, 2002	832,043	2.61
Granted	2,555,875	2.41
Exercised	—	—
Expired and cancelled	(58,815)	2.67

Balance, March 31, 2003	3,329,103	2.46
Granted	651,828	2.61
Exercised	—	—
Expired and cancelled	(638,570)	2.46

Balance, March 31, 2004	3,342,361	2.49

Price range $2.18 to $3.45 (weighted average contractual life 8.6 years)	3,342,361	$2.49
Exercisable options:
March 31, 2002	210,939	$2.32
March 31, 2003	1,767,183	2.31
March 31, 2004	2,118,490	2.36

The fair value of options at the date of grant for the years ended 2002, 2003 and 2004 were calculated using the Black Scholes model with the following weighted average assumptions:

	Years ended March 31,
	2002	2003	2004
Fair value	$2.26	$1.68	$1.03
Interest rate	4.47%	3.43%	2.99%
Expected life	5 years	5 years	5 years
Volatility	45.00%	45.00%	45.00%
Expected dividends	—	—	—

Financial Section

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

Accordingly, no compensation expense has been recognized by the Company and AVX. For the year ended March 31, 2003 and 2004, KWC recognized ¥50 and ¥25 ($240) - net of taxes of ¥35 and ¥18 ($173) in the Consolidated Statements of Income, as compensation expense under APB No. 25, because KWC has a variable stock option plan. Had compensation expense for Kyocera’s stock options been recognized based on the grant dates under the methodology prescribed by SFAS No. 123, Kyocera’s net income and earnings per share for the years ended March 31, 2002, 2003 and 2004 would have been impacted as shown in the following table:

	Years ended March 31,
	2002	2003	2004	2004
Income before cumulative effect of change in accounting principle, as reported	¥33,791	¥43,421	¥68,086	$654,673
Add : Stock-based employee compensation expense included in reported Income before cumulative effect of change in accounting principle - net of taxes	—	50	25	240
Deduct : Total stock -based employee compensation expense determined under fair value based method for all awards - net of taxes	(1,190)	(1,559)	(4,155)	(39,951)

Pro forma income before cumulative effect of change in accounting principle	32,601	41,912	63,956	614,962
Cumulative effect of change in accounting principle - net of taxes of ¥233 for the year ended March 31, 2002	(1,838)	(2,256)	—	—

Pro forma net income	¥30,763	¥39,656	¥63,956	$614,962

Earnings per share :
Income before cumulative effect of change in accounting principle :
Basic, as reported	¥178.74	¥233.02	¥364.79	$3.51
Basic, pro forma	172.45	224.93	342.67	3.29
Diluted, as reported	178.59	232.97	364.78	3.51
Diluted, pro forma	172.38	224.91	342.65	3.29
Net income :
Basic, as reported	169.02	220.91	364.79	3.51
Basic, pro forma	162.73	212.82	342.67	3.29
Diluted, as reported	168.88	220.86	364.78	3.51
Diluted, pro forma	162.66	212.81	342.65	3.29

12. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES:

Kyocera’s activities expose it to a variety of market risks, including the effects of changes in foreign currency exchange rates and interest rates. Approximately sixty percent of Kyocera’s revenues are generated from overseas customers, which exposes it to foreign currency exchange rates fluctuations. These financial exposures are monitored and managed by Kyocera as an integral part of its overall risk management program. Kyocera’s risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

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

By using derivative financial instruments to hedge exposures to changes in exchange rates and interest rates, Kyocera exposes itself to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contracts. When the fair value of a derivative contract is positive, the counterparty owes Kyocera, which creates repayment risk for Kyocera. When the fair value of a derivative contract is negative, Kyocera owes the counterparty and, therefore, it does not possess repayment risk. Kyocera minimizes the credit (or repayment) risk in derivative financial instruments by (1) entering into transactions with creditworthy counterparties, (2) limiting the amount of exposure to each counterparty, and (3) monitoring the financial condition of its counterparties.

Cash Flow Hedges

Kyocera uses interest rate swaps and options mainly to convert a portion of its variable rate debt to fixed rates. Kyocera charged deferred net losses of ¥240 and ¥251 ($2,413) from accumulated other comprehensive income to interest expense in the consolidated statement of income for the years ended 2003 and 2004, as a result of the execution of the hedged transactions. At March 31,2004, ¥48 ($462), net of tax, was recorded as unrealized losses on derivative instruments accumulated in other comprehensive income, which represented changes in fair value of the effective portion of cash flow hedges which qualify and have been designated for hedge accounting treatment. These deferred losses are anticipated to be charged to earnings during the next six months as the underlying transactions occur.

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

The aggregate contract amounts of derivative financial instruments to which hedge accounting is not applied are as follows:

	March 31,
	2003	2004	2004
Currency swaps	¥587	¥1,123	$10,798
Foreign currency forward contracts to sell	63,074	98,396	946,115
Foreign currency forward contracts to purchase	7,289	12,274	118,019
Interest rate swaps	38,792	27,444	263,885

13. FAIR VALUE OF FINANCIAL INSTRUMENTS:

The fair values of financial instruments at March 31,2003 and 2004 and the methods and assumptions used to estimate the fair value are as follows:

	March 31,
	2003		2004		2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Non-derivatives:
Assets:
Cash and cash equivalents (a)	¥298,310	¥298,310	¥361,132	¥361,132	$3,472,423	$3,472,423
Restricted cash (a)	56,368	56,368	—	—	—	—
Short-term investments (b)	14,651	14,633	3,855	3,855	37,067	37,067
Short-term finance receivables (c)	27,595	27,600	67,158	67,789	645,750	651,817
Securities and other investments (b)	308,137	308,155	430,096	430,168	4,135,539	4,136,231
Long-term finance receivables (c)	121,140	123,441	84,254	84,613	810,135	813,587

	¥826,201	¥828,507	¥946,495	¥947,557	$9,100,914	$9,111,125

Liabilities:
Short-term borrowings (a)	¥(107,886)	¥(107,886)	¥(84,815)	¥(84,815)	$(815,529)	$(815,529)
Current portion of long-term debt (c)	(30,198)	(30,244)	(44,522)	(44,525)	(428,096)	(428,125)
Long-term debt (c)	(60,736)	(61,487)	(70,608)	(71,056)	(678,923)	(683,231)

	¥(198,820)	¥(199,617)	¥(199,945)	¥(200,396)	$(1,922,548)	$(1,926,885)

Derivatives:
Currency swaps (d)	¥(10)	¥(10)	¥62	¥62	$596	$596
Foreign currency forward contracts to sell(d)	(1,142)	(1,142)	1,443	1,443	13,875	13,875
Foreign currency forward contracts to purchase (d)	108	108	(75)	(75)	(721)	(721)
Interest rate swaps (d)	(2,243)	(2,243)	(1,276)	(1,276)	(12,269)	(12,269)

Both short-term finance receivables and long-term finance receivables in the above do not include investments in direct financing leases.

(a)	The carrying amount approximates fair value because of the short maturity of these instruments.

(b)

The fair value is based on quoted market prices. It is not practicable to estimate the fair value of investments in unlisted common stock because of the lack of the market price and difficulty in estimating fair value without incurring excessive cost. The aggregated carrying amounts of these

Financial Section

investments included in the table at March 31,2003 and 2004 were ¥2,377 and ¥2,915 ($28,029), respectively,

(c)	The fair value is estimated by discounting cash flows, using current interest rates for instruments with similar terms and remaining maturities.

(d)	The fair value is estimated based on quotes from financial institutions.

14. COMMITMENTS AND CONTINGENCIES:

At March 31, 2004, Kyocera had contractual obligations for the acquisition or construction of property, plant and equipment aggregating approximately ¥12,058 ($115,942) principally due within one year.

Kyocera Corporation guarantees the debt of an unconsolidated subsidiary aggregating ¥550 ($5,288) at March 31, 2004. The financial guarantees are made in the form of commitments and letters of awareness issued to financial institutions and generally obligate Kyocera Corporation to make payments in the event of default by the borrowers. Kyocera Corporation knows no event of default.

AVX has a material supply agreement for a significant portion of its anticipated material used in its operations. Under the agreement, during the year ended March 31,2004, the foreign subsidiary purchased ¥15,647 ($150,452) and is obligated to purchase ¥12,712 ($122,231) in total for next two fiscal years.

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

Kyocera is involved in and disputes the litigation, however, based on the information available, management believes that damages, if any, resulting from these actions will not have a significant effect on Kyocera’s consolidated results of operations and financial position.

15. STOCKHOLDERS’ EQUITY:

Under the Commercial Code of Japan (the “Code”), the entire amount of the issue price of new shares issued is required to be capitalized as stated capital, although Kyocera Corporation may, by resolution of its Board of Directors, capitalize an amount not exceeding one-half of the issue price of the new shares as additional paid-in capital.

The Code requires a domestic company to appropriate as a legal reserve an amount equal to at least 10% of the amount paid out by it as appropriation of retained earnings (including any payment by way of annual dividend and bonuses to Directors and Corporate Auditors) for the period or equal to 10% of any interim dividend until the sum of the legal reserve and the additional paid-in capital equals 25% of its stated capital. The legal reserve and additional paid-in capital may be transferred to stated capital through suitable director actions or used to reduce a deficit through suitable stockholder actions. The appropriated legal reserve at March 31, 2004 included in retained earnings was ¥18,206 ($175,058).

The Code provides certain restrictions on payment of dividends in connection with the repurchased treasury stock. At March 31, 2004, Kyocera Corporation reserved ¥31,356 ($301,500) of treasury stock repurchased mainly for stock options, which are restricted as to the payment of cash dividends. The amount of statutory retained earnings of Kyocera Corporation available for the payment of dividends to stockholders at March 31, 2004 was ¥523,293 ($5,031,663).

Kyocera Corporation’s Board of Directors, with subsequent approval by the stockholders, has declared annual appropriations of retained earnings for various purposes, totaling ¥491,129 ($4,722,394) at March 31, 2004. Any disposition of such appropriations shall be at the discretion of the Board of Directors and stockholders. Such appropriations have not been segregated from retained earnings in the accompanying consolidated financial statements.

Kyocera’s equity in retained earnings or deficits of affiliates and unconsolidated subsidiaries accounted for by the equity method of accounting aggregating ¥9,260 ($89,038) at March 31, 2004 was included in retained earnings.

Changes in accumulated other comprehensive income are as follows:

	Foreign Currency Translation Adjustments	Minimum Pension Liability Adjustments	Net Unrealized Gains (Losses) on Securities	Net Unrealized Gains (Losses) on Derivative Financial Instruments	Total Accumulated Comprehensive Income
Balance, March 31, 2001	¥(14,844)	¥—	¥(4,829)	¥—	¥(19,673)
Net change for the year	20,445	—	(23,097)	(425)	(3,077)

Balance, March 31, 2002	5,601	—	(27,926)	(425)	(22,750)
Net change for the year	(20,578)	(10,931)	(2,029)	94	(33,444)

Balance, March 31, 2003	¥(14,977)	¥(10,931)	¥(29,955)	¥(331)	¥(56,194)
Net change for the year	(20,693)	9,454	89,196	283	78,240

Balance, March 31, 2004	¥(35,670)	¥(1,477)	¥59,241	¥(48)	¥22,046

Balance, March 31, 2003	$(144,009)	$(105,106)	$(288,029)	$(3,183)	$(540,327)
Net change for the year	(198,971)	90,904	857,654	2,721	752,308

Balance, March 31, 2004	$(342,980)	$(14,202)	$569,625	$(462)	$211,981

16. INCOME TAXES:

Income before income taxes and income taxes are made up of the following components:

	2002	2003	2004	2004
Income before income taxes:
Domestic	¥51,749	¥71,715	¥118,564	$1,140,038
Foreign	3,649	4,322	(3,524)	(33,884)

Total income before income taxes	¥55,398	¥76,037	¥115,040	$1,106,154

Income taxes:
Current income taxes:
Domestic	¥30,335	¥32,554	¥23,391	$224,914
Foreign	3,852	1,111	6,185	59,471

Total current income taxes	34,187	33,665	29,576	284,385

Deferred income taxes:
Domestic	(9,181)	(830)	22,927	220,452
Foreign	(3,698)	(55)	(2,193)	(21,087)

Total deferred income taxes	(12,879)	(885)	20,734	199,365

Total income taxes	¥21,308	¥32,780	¥50,310	$483,750

In Japan, a company is subject to a number of taxes, based on income, which in the aggregate indicate normal statutory income tax rates of approximately 42.0%.

Reconciliation between the Japanese statutory income tax rate and Kyocera’s effective tax rate is as follows:

	2002	2003	2004
Japanese statutory tax rate	42.0%	42.0%	42.0%
Income of foreign subsidiaries taxed at lower than statutory tax rates	(2.4)	(1.0)	(2.5)
Valuation allowances	0.3	(0.8)	4.0
Decrease in income taxes resulting from equity in earnings	(1.0)	(1.6)	(0.9)
Sale of investment in an affiliate	—	—	1.2
Devaluation of investment in an affiliate	—	2.9	—
Tax rate change*	—	(0.5)	0.4
Other	(0.4)	2.1	(0.5)

Effective income tax rate	38.5%	43.1%	43.7%

*	On March 31, 2003, the Japanese National Diet approved various changes to the calculation of the statutory local enterprise tax. The statutory tax rate for using calculation of deferred tax assets and deferred tax liabilities, of which temporary difference will be realized after April 1, 2004, was changed from 42.0% to 41.0% or 40.0%, which was determined by the local tax rate of prefectures, in which Kyocera Corporation and each subsidiary locate. As a result of this change, the amount of deferred tax assets, net of deferred tax liabilities, decreased by ¥554 ($5,327) and the amount of deferred income tax in fiscal 2004 increased by ¥554 ($5,327).

Financial Section

The components of the deferred tax assets and deferred tax liabilities at March 31, 2003 and 2004 are as follows:

	2003	2004	2004
Deferred tax assets:
Enterprise tax	¥2,401	¥1,066	$10,250
Inventories	13,560	17,319	166,529
Allowance for doubtful accounts	8,072	4,754	45,712
Accrued expenses	22,618	5,762	55,404
Employee benefits	35,899	22,495	216,298
Depreciation	28,234	25,365	243,894
Securities	24,600	4,448	42,769
Net operating losses	17,768	20,816	200,153
Other, net	5,312	6,033	58,010

Subtotal	158,464	108,058	1,039,019
Valuation allowance	(20,855)	(23,520)	(226,154)

Total deferred tax assets	¥137,609	¥84,538	$812,865

Deferred tax liabilities:
Depreciation	¥2,777	¥429	$4,125
Gain on public stock issuance	86,148	—	—
Deduction of net losses at foreign subsidiary	2,740	4,261	40,971
Net unrealized gains on securities	—	125,856	1,210,154
Other, net	754	267	2,567

Total deferred tax liabilities	¥92,419	¥130,813	$1,257,817

At March 31, 2004, Kyocera had net losses carried forward of approximately ¥78,504 ($754,846), which would be available to offset future taxable income. Approximately 40% of these net losses carried forward will expire within next five fiscal years and the remaining 60% will not expire.

No provisions for income taxes have been made on undistributed earnings of subsidiaries and affiliates as distributions from the domestic companies would be essentially free from additional taxation, and substantially all of the unremitted earnings of foreign subsidiaries and affiliates are either permanently reinvested or, if remitted, would result in nominal tax by utilization of available foreign tax credits. Undistributed earnings of subsidiaries and affiliates were approximately ¥227,855 ($2,190,913) at March 31, 2004.

The net changes in the total valuation allowance for the years ended March 31,2003 and 2004 were an increase of ¥9,846 and an increase of ¥2,665 ($25,625), respectively.

17. SUPPLEMENTAL EXPENSE INFORMATION:

Research and development expenses for the years ended March 31, 2002, 2003 and 2004 amounted to ¥40,399, ¥47,268 and ¥46,630 ($448,365), respectively.

Advertising expenses for the years ended March 31, 2002, 2003 and 2004 amounted to ¥11,211, ¥11,189 and ¥12,281 ($118,087), respectively.

Shipping and handling costs for the years ended March 31, 2002, 2003 and 2004 amounted to ¥8,993, ¥10,107 and ¥12,400 ($119,231), respectively, and were included in selling, general and administrative expenses in the Consolidated Statements of Income.

18. SEGMENT REPORTING:

The Fine Ceramics Group consists of fine ceramic parts, semiconductor parts, cutting tools, Jewelry, BIOCERAM, solar energy products and applied ceramic products. The Electronic Device Group consists of electronic components and thin-film products. The Equipment Group consists of telecommunications equipment, information equipment and optical instruments. The Others consist of telecommunication network systems, electric insulators, financial services such as leasing and credit financing, and office renting services.

Commencing in fiscal 2004, net sales and operating profit of the Precision Machine Division of Kyocera Corporation, previously included in “Others” were changed to “Corporate.” Financial results for fiscal 2002 and fiscal 2003 have been reclassified accordingly.

Inter-segment sales, operating revenue and transfers are made with reference to prevailing market price. Transactions between reportable segments are immaterial and not shown separately.

Segment operating profit represents net sales, less related costs and operating expenses, excluding corporate revenue and expenses, equity in earnings, income taxes, minority interest and cumulative effect of change in accounting principle.

Segment assets represent those assets associated with a specific operating segment. Corporate assets consist primarily of cash and cash equivalents, the corporate headquarter’s facilities and various other investments and assets that are not specific to each operating segment.

Sales to KDDI and its consolidated subsidiaries, which is mainly included in Equipment group, for the years ended 2002, 2003 and 2004 comprised of approximately 10.2%, 10.8% and 10.2% of consolidated net sales, respectively.

Information by operating segments at March 31, 2002, 2003 and 2004 and for each of the years then ended is summarized on the following page:

Financial Section

Operating segments

	2002	2003	2004	2004
Net sales:
Fine Ceramics Group	¥252,879	¥238,867	¥255,805	$2,459,663
Electronic Device Group	234,938	227,962	256,906	2,470,250
Equipment Group	478,293	529,784	545,811	5,248,183
Others	81,564	85,084	100,505	966,394
Adjustments and eliminations	(13,100)	(11,927)	(18,213)	(175,125)

	¥1,034,574	¥1,069,770	¥1,140,814	$10,969,365

Operating profit:
Fine Ceramics Group	¥20,137	¥18,797	¥31,139	$299,414
Electronic Device Group	4,372	11,816	5,047	48,529
Equipment Group	24,413	40,020	31,257	300,548
Others	7,085	7,412	9,683	93,106

	56,007	78,045	77,126	741,597
Corporate	(2,086)	(5,619)	34,871	335,298
Equity in earnings of affiliates and unconsolidated subsidiaries	1,559	3,092	2,575	24,759
Adjustments and eliminations	(82)	519	468	4,500

Income before income taxes	¥55,398	¥76,037	¥115,040	$1,106,154

Assets:
Fine Ceramics Group	¥201,442	¥179,052	¥194,073	$1,866,087
Electronic Device Group	349,322	333,392	349,755	3,363,029
Equipment Group	283,778	280,848	315,851	3,037,029
Others	228,536	250,848	260,818	2,507,865

	1,063,078	1,044,140	1,120,497	10,774,010
Corporate	619,819	602,046	696,298	6,695,173
Investments in and advances to affiliates and unconsolidated subsidiaries	26,206	24,398	24,054	231,288
Adjustments and eliminations	(63,645)	(35,570)	(46,091)	(443,183)

Total assets	¥1,645,458	¥1,635,014	¥1,794,758	$17,257,288

Depreciation and amortization:
Fine Ceramics Group	¥24,530	¥18,337	¥16,729	$160,856
Electronic Device Group	32,817	25,870	23,323	224,260
Equipment Group	25,331	24,445	22,814	219,365
Others	3,532	4,090	4,838	46,519
Corporate	2,287	2,578	2,556	24,577

	¥88,497	¥75,320	¥70,260	$675,577

Valuation allowance for receivables:
Fine Ceramics Group	¥202	¥129	¥82	$789
Electronic Device Group	396	21	182	1,750
Equipment Group	849	814	936	9,000
Others	1,219	653	582	5,596
Corporate	53	164	75	721

	¥2,719	¥1,781	¥1,857	$17,856

Losses on inventories:
Fine Ceramics Group	¥2,585	¥1,973	¥1,074	$10,327
Electronic Device Group	7,279	2,250	9,373	90,125
Equipment Group	1,981	2,343	3,526	33,904
Others	27	400	40	384
Corporate	—	—	—	—

	¥11,872	¥6,966	¥14,013	$134,740

Capital expenditures:
Fine Ceramics Group	¥14,536	¥8,095	¥13,307	$127,952
Electronic Device Group	16,112	13,501	18,612	178,962
Equipment Group	15,009	13,311	18,303	175,990
Others	5,124	4,053	1,099	10,567
Corporate	3,850	1,654	3,616	34,769

	¥54,631	¥40,614	¥54,937	$528,240

Information for revenue from external customers by product shipment destination and long-lived assets based on physical location as of and for the years ended March 31,2002,2003 and 2004 are summarized as follows:

Geographic segments

	2002	2003	2004	2004
Net sales:
Japan	¥408,561	¥423,190	¥456,807	$4,392,375
United States of America	289,517	264,755	251,326	2,416,596
Asia	148,349	178,384	194,302	1,868,288
Europe	141,493	144,293	156,929	1,508,933
Others	46,654	59,148	81,450	783,173

	¥1,034,574	¥1,069,770	¥1,140,814	$10,969,365

Long-lived assets:
Japan	¥186,403	¥183,778	¥204,437	$1,965,741
United States of America	62,178	46,286	35,543	341,760
Asia	31,554	34,201	33,324	320,423
Europe	30,531	24,342	21,894	210,519
Others	7,563	5,148	4,110	39,519

	¥318,229	¥293,755	¥299,308	$2,877,962

There are no individually material countries with respect to revenue from external customers and long-lived assets in Asia, Europe and Others.

19. EARNINGS PER SHARE:

A reconciliation of the numerators and the denominators of basic and diluted earnings per share (EPS) computations is as follows:

	2002	2003	2004	2004
Income before cumulative effect of change in accounting principle	¥33,791	¥43,421	¥68,086	$654,673
Cumulative effect of change in accounting principle	(1,838)	(2,256)	—	—
Net income	31,953	41,165	68,086	654,673

Basic earnings per share:
Income before cumulative effect of change in accounting principle	178.74	233.02	364.79	3.51
Cumulative effect of change in accounting principle	(9.72)	(12.11)	—	—
Net income	169.02	220.91	364.79	3.51

Diluted earnings per share:
Income before cumulative effect of change in accounting principle	178.59	232.97	364.78	3.51
Cumulative effect of change in accounting principle	(9.71)	(12.11)	—	—
Net income	168.88	220.86	364.78	3.51

Basic weighted average number of shares outstanding (shares in thousands):	189,050	186,338	186,643
Dilutive effect of stock options	154	44	6
Diluted weighted average number of shares outstanding	189,204	186,382	186,649

Financial Section

20. SUPPLEMENTAL CASH FLOW INFORMATION:

Supplemental information related to the Consolidated Statements of Cash Flows is as follows:

	2002	2003	2004	2004
Cash paid during the year for:
Interest	¥5,299	¥3,230	¥3,043	$29,260
Income taxes	72,111	32,012	38,774	372,827
Acquisitions of business:
Fair value of assets acquired	¥543	¥32,015	¥56,506	$543,327
Fair value of liabilities assumed	(456)	(22,584)	(19,804)	(190,423)
Investments accounted for by the equity method	—	—	(4,600)	(44,231)
Stock issuance for acquisition	—	(9,381)	(15,132)	(145,500)
Cash acquired	(27)	(4,108)	(14,699)	(141,336)

	¥60	¥(4,058)	¥2,271	$21,837

21. SETTLEMENT REGARDING LaPine CASE:

On September 1,1994, the International Chamber of Commerce issued its award with respect to the arbitration between Kyocera Corporation and LaPine Technology Corporation (LTC), Prudential-Bache Trade Corporation (PBTC) (presently renamed Prudential-Bache Trade Services, Inc.), et al. for the alleged breach of an agreement by Kyocera Corporation in connection with the reorganization of LTC. The award ordered Kyocera Corporation to pay to LTC and PBTC as damages, approximately $257,000, including interest, arbitration costs and attorneys’ fees. Kyocera Corporation filed a motion to vacate, modify and correct the award in the U.S. District Court for the Northern District of California pursuant to an agreement between the parties providing for broad judicial examination of arbitration awards.

With respect to this case, Kyocera Corporation subsequently appealed to the Ninth Circuit Court of Appeals and then to the Supreme Court of the United States asserting the validity of the provision for broad judicial examination of arbitration awards. On December 22, 2003, Kyocera Corporation reached agreement with Prudential Securities Group, Inc., Prudential Equity Group, Inc., LaPine Technology Corporation and LaPine Holding Company to settle all claims in pending litigation between the parties. Kyocera Corporation has paid $331,500 pursuant to this settlement and recorded ¥35,454 ($340,904) as cash payment in its consolidated financial statements.

22. SUBSEQUENT EVENTS:

Subsequent to March 31,2004, Kyocera Corporation’s Board of Directors declared a cash dividend of ¥5,624 ($54,077) payable on June 28, 2004 to stockholders of record on March 31, 2004. The dividend declared was approved by the stockholders at the meeting held on June 25, 2004.

On June 25, 2004, the stockholders approved Kyocera Corporation’s Board of Directors resolution for approval of the issuance of stock acquisition rights to directors, corporate auditors, corporate executive officers and certain key employees of Kyocera. This issuance of stock acquisition rights is intended to enable the grant of stock options and the kind and the maximum number of shares to be issued is 1,500,000 shares of common stock of Kyocera Corporation.

On June 21, 2004, the Carlyle Group (Carlyle), Kyocera Corporation, KDDI and DDI Pocket, Inc. (DDI Pocket) reached an agreement whereby a consortium of Carlyle and Kyocera Corporation would acquire the business of DDI Pocket, a subsidiary of KDDI.

The entire operations of DDI Pocket will be separated and merged into a special purpose company held by the Consortium, in which Carlyle, Kyocera Corporation and KDDI invest, in exchange for which the Consortium will pay ¥220,000 ($2,115,385) in cash. (The amount could be varied due to adjustments based on valuations for the operations.)

Under the agreement, the company that succeeds DDI Pocket’s business would be owned 60% by Carlyle, 30% by Kyocera Corporation and 10% by KDDI. Kyocera, which currently owns approximately 13.25% of DDI Pocket, would invest in 30% to expand its focus on PHS related products business. Carlyle would become the controlling shareholder.

Subject to approval of a corporate split at the general meeting of DDI Pocket shareholders and other requirements, the transaction is expected to close on or around October 1,2004.

Financial Section

23. SEMIANNUAL FINANCIAL DATA (UNAUDITED):

	Six months ended		Six months ended
	September 30, 2002	March 31, 2003	September 30, 2003	March 31, 2004
Net sales	¥517,003	¥552,767	¥518,378	¥622,436
Gross profit	125,578	147,934	120,724	159,866
Income before cumulative effect of change in accounting principle	19,383	24,038	15,754	52,332
Cumulative effect of change in accounting principle	(2,256)	—	—	—
Net income	17,127	24,038	15,754	52,332

Basic earnings per share:
Income before cumulative effect of change in accounting principle	¥103.27	¥129.95	¥84.79	¥279.13
Cumulative effect of change in accounting principle	(12.02)	—	—	—
Net income	91.25	129.95	84.79	279.13

Diluted earnings per share:
Income before cumulative effect of change in accounting principle	¥103.22	¥129.95	¥84.79	¥279.11
Cumulative effect of change in accounting principle	(12.01)	—	—	—
Net income	91.21	129.95	84.79	279.11

Net sales			$4,984,404	$5,984,961
Gross profit			1,160,808	1,537,173
Income before cumulative effect of change in accounting principle			151,481	503,192
Cumulative effect of change in accounting principle			—	—
Net income			151,481	503,192

Basic earnings per share:
Income before cumulative effect of change in accounting principle			$0.82	$2.68
Cumulative effect of change in accounting principle			—	—
Net income			0.82	2.68

Diluted earnings per share:
Income before cumulative effect of change in accounting principle			$0.82	$2.68
Cumulative effect of change in accounting principle			—	—
Net income			0.82	2.68

Earnings per share are computed on the weighted average number of shares outstanding during each six-month period. The sum of the six months’ earnings per share does not equal the year-to-date earnings per share due to changes in average share calculations.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

For the years ended March 31, 2002, 2003 and 2004

	Yen in millions
Column A	Column B	Column C		Column D	Column E
		Additions
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged (Credited) to other Accounts (A)	Deductions (B)	Balance at End of Period
For the year ended March 31, 2002:

Allowance for doubtful accounts	¥60,087	¥2,428	¥1,103	¥(4,953)	¥58,665
Allowance for sales returns	5,830	1,185	463	—	7,478
Allowance for valuation losses on inventories	7,490	1,281	—	—	8,771

Total	¥73,407	¥4,894	¥1,566	¥(4,953)	¥74,914

For the year ended March 31, 2003:

Allowance for doubtful accounts	¥58,665	¥596	¥(157)	¥(3,114)	¥55,990
Allowance for sales returns	7,478	(2,656)	(615)	—	4,207
Allowance for valuation losses on inventories	8,771	1,441	—	—	10,212

Total	¥74,914	¥(619)	¥(772)	¥(3,114)	¥70,409

For the year ended March 31, 2004:

Allowance for doubtful accounts	¥55,990	¥1,938	¥(173)	¥(14,963)	¥42,792
Allowance for sales returns	4,207	632	(431)	—	4,408
Allowance for valuation losses on inventories	10,212	1,790	—	(2,786)	9,216

Total	¥70,409	¥4,360	¥(604)	¥(17,749)	¥56,416

(A)	Foreign currency translation adjustments and beginning balance of newly consolidated subsidiaries
(B)	Charge-offs

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

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Kyocera certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kyocera Corporation
(Company)

By	/s/ Hideki Ishida
Hideki Ishida
Managing Executive Officer General Manager of Corporate Finance Division

September 21, 2004

INDEX OF EXHIBITS

Exhibit Number	Description
1.1	Articles of Incorporation (English translation)(incorporated by reference to the Registrant’s Form S-8 filed on August 31, 2004)

1.2	Share Handling Regulations of the Registrant (English translation)(incorporated by reference to the Registrant’s Form S-8 filed on August 31, 2004)

1.3	Regulations of the Board of Directors of the Registrant (English translation)(incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 19, 2002)

1.4	Regulations of the Board of Corporate Auditors of the Registrant (English translation)

2.1	Specimen common stock certificate of the Registrant (incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 24, 2001)

2.2	Deposit Agreement, dated as of June 29, 1998 among Kyocera Corporation, Citibank N.A. as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt, as amended by Amendment No.1 thereto, dated as of January 5, 1999 (incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 24, 2001)

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

11.1	Code of Ethics

12.1	Certification of the principal executive officer of the Registrant required by Rule 13a-14(a)

12.2	Certification of the principal financial officer of the Registrant required by Rule 13a-14(a)

13.1	Certification of the principal executive officer of the Registrant required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of the principal financial officer of the Registrant required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Consent of PricewaterhouseCoopers with respect to its report on the audit of the financial statements included in this Form 20-F