Form 20-F
period 2005-03-31
KYOCERA CORP
filed 2005-09-16
CIK 57083

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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

As of March 31, 2005, 187,481,084 shares of common stock were outstanding, comprised of 183,237,380 Shares and 4,243,704 American Depositary Shares (equivalent to 4,243,704 Shares).

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

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

*	Not for trading, but only in connection with the registration of the American Depositary Shares, each representing one share of Common Stock.

Cautionary Statement Regarding Forward-Looking Statements

This annual report on Form 20-F contains “forward-looking statements” within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934. To the extent that statements in this Form 20-F do not relate strictly to historical or current facts, they may constitute forward-looking statements. These forward-looking statements are based upon our current assumptions and beliefs in the light of the information currently available to us, but involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause our actual actions or results to differ materially from those discussed in or implied by the forward-looking statements. We undertake no obligation to publicly update any forward-looking statement after the date of this Form 20-F, but investors are advised to consult any further disclosures by us in our subsequent filings pursuant to the U.S. Securities Exchange Act of 1934.

Important risks, uncertainties and other factors that may cause our actual results to differ materially from our expectations are generally set forth in Item 3.D “Risk Factors” of this Form 20-F and include, without limitation:

•	general economic conditions in our markets, which are primarily Japan, North America, Europe, and Asia, including in particular China ;

•	the effect of foreign exchange fluctuations on our results of operations, particularly between the yen and each of the U.S. dollar and the Euro, in which we make significant sales;

•	our ability to launch innovative products and otherwise meet the advancing technical requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductors and electronic components;

•	the level of continuing demand for existing products of our competitors and the pricing of those products, and their ability to introduce new products;

•	the extent and pace of future growth or contraction in information technology (IT)-related markets around the world, including those for communications and personal computers;

•	the level of continuing demand for, and timing of sales of, our existing products;

•	declining prices for our products and services;

•	the effect of future acquisitions on our financial condition and results of operations;

•	the effect of prevailing interest rates and the performance of equity and other financial markets generally;

•	the timing of new product introductions and market acceptance for our new products;

•	an increase in the incidence of product returns;

•	events that may impact negatively on our markets or supply chain, including terrorist acts and outbreaks of diseases;

and other risks discussed under Item 3.D “Risk Factors” and elsewhere in this Form 20-F.

Presentation of Certain information

As used in this Form 20-F, references to “Kyocera,” “we,” “our” and “us” are to Kyocera Corporation and, except as the context otherwise requires, its consolidated subsidiaries.

Also, as used in this Form 20-F:

•	“U.S. dollar” or “$” means the lawful currency of the United States of America, “yen” or “¥” means the lawful currency of Japan and “Euro” means the lawful currency of the European Union.

•	“U.S. GAAP” means accounting principles generally accepted in the United States of America, and “Japanese GAAP” means accounting principles generally accepted in Japan.

•	“ADS” means an America Depositary Share, each representing one share of Kyocera’s common stock, and “ADR” means an American Depositary Receipt evidencing ADSs.

•	“fiscal 2005” refers to Kyocera’s fiscal year ended March 31, 2005, and other fiscal years are referred to in a corresponding manner.

•	Unless otherwise indicated, we have translated the yen amounts for the year ended March 31, 2005 and as of March 31, 2005 presented in this Form 20-F into U.S. dollars solely for your convenience. The rate we used for such translations was ¥107.00 = $1.00, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2005, rounded to the nearest yen. These translations do not imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in the U.S. dollars.

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

	(Yen in millions, U.S. dollars and shares in thousands, except per share amounts)
	2001	2002	2003	2004	2005	2005
Years ended March 31:
Net sales	¥1,285,053	¥1,034,574	¥1,069,770	¥1,140,814	¥1,180,655	$11,034,159
Profit from operations	207,200	51,561	83,388	108,962	100,968	943,626
Income before cumulative effect of change in accounting principle	216,236	33,791	43,421	68,086	45,908	429,047
Net income	216,236	31,953	41,165	68,086	45,908	429,047
Earnings per share :
Income before cumulative effect of change in accounting principle:
Basic	¥1,143.78	¥178.74	¥233.02	¥364.79	¥244.86	$2.29
Diluted	1,140.46	178.59	232.97	364.78	244.81	2.29
Net income:
Basic	1,143.78	169.02	220.91	364.79	244.86	2.29
Diluted	1,140.46	168.88	220.86	364.78	244.81	2.29
Weighted average number of shares outstanding:
Basic	189,053	189,050	186,338	186,643	187,489
Diluted	189,604	189,204	186,382	186,649	187,528
Cash dividends declared per share:
Per share of common stock	¥60	¥60	¥60	¥60	¥80
Per share of common stock *	$0.51	$0.49	$0.49	$0.55	$0.74
At March 31:
Total assets	¥1,728,056	¥1,645,458	¥1,635,014	¥1,794,758	¥1,745,519	$16,313,262

Long-term debt	52,306	96,856	60,736	70,608	33,557	313,617
Common stock	115,703	115,703	115,703	115,703	115,703	1,081,336
Stockholders’ equity	1,018,772	1,036,185	1,000,207	1,150,453	1,174,851	10,979,916
Depreciation	¥67,096	¥76,252	¥64,988	¥60,861	¥58,790	$549,439
Capital expenditures	¥105,944	¥54,631	¥40,614	¥54,937	¥63,176	$590,430

*	Translated into the U.S. dollars based on the exchange rates at each payment date

The following table shows the exchange rates for Japanese yen per $1.00 based upon the noon buying rate in New York City for cash transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

	High	Low	Average	Period-end
Years ended March 31,
2001	¥125.54	¥104.19	¥110.96	¥125.54
2002	134.77	115.89	125.05	132.70
2003	133.40	115.71	121.94	118.07
2004	120.55	104.18	112.75	104.18
2005	114.30	102.26	107.49	107.22

Calendar Year 2005
March	107.49	103.87	105.25	107.22
April	108.67	104.64	107.19	104.64
May	108.17	104.41	106.60	107.97
June	110.91	106.64	108.75	110.91
July	113.42	110.47	111.95	112.25
August	112.12	109.37	110.61	110.84

The noon buying rate for Japanese yen on September 14, 2005 was $1.00 = ¥ 110.27

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

You should carefully read the risks described below before making an investment decision.

(1) Continued or increasing weakness in the Japanese or global economy may significantly reduce demand for Kyocera’s products

The Japanese economy showed stable growth due mainly to an expanded market for digital home appliances and favorable trends in the automotive industry in the first half of fiscal 2005. However, in the second half of fiscal 2005, the economic outlook has been uncertain and has been affected by inventory reductions in the IT-related industries. The current global economic outlook, including for the U.S., also remains uncertain, and Kyocera believes there will continue to be instability considering the yen’s appreciation and the rise in prices of oil and certain materials. Kyocera is substantially dependent for its growth on the markets for semiconductors and components for mobile phone handsets and PC-related equipment. Though these markets have been expanding favorably in accordance with growing demand for digital appliances, these may be adversely affected by sluggish consumer spending brought by economic recession.

(2) Unexpected changes in economic, political and legal conditions in China, in which Kyocera is becoming increasingly active, may have an adverse effect on Kyocera’s business

Based on its expectation that the Chinese markets for cellular telephones and IT-related products, including personal computers and printers, will continue to grow rapidly, Kyocera has been making substantial investments in new production and marketing facilities in China. Kyocera now has four principal production facilities, located in Shanghai, Dongguan and Guiyang, Tianjin and Kyocera plans to make substantial additional investments to increase production capacity at these sites and to increase its marketing and distribution capabilities in China. Although the Chinese economy has been growing at a rapid rate in recent years, and the central government has been increasingly utilizing market forces as opposed to central economic planning, growth has been uneven among various regions of the country and among various sectors of the economy. Unexpected changes in the central government’s economic policy or in the business climate including those due to changes in institutional systems in various parts of the country may adversely affect its IT-related markets, in which Kyocera seeks to sell its products. In addition, China is in the process of developing a comprehensive system of laws and regulations dealing with economic matters, such as currency controls, and foreign corporations currently active in the country, such as Kyocera, face risks and uncertainties including enforcement of contractual terms, administrative intrusion by local governments and difficulty with expatriation of profits.

(3) Kyocera sells a diverse variety of products, and in each of its businesses Kyocera is subject to intense competitive pressures, including in terms of price, technological change, product development, quality and speed of delivery, and these pressures are likely to increase in the near term

Kyocera sells a wide variety of products and therefore faces a broad range of competitors from large international companies to relatively small, rapidly growing and highly specialized companies. Kyocera has a variety of businesses in different industries while many of its competitors specialize in one or more of these business areas. As a result, Kyocera may not fund or invest in certain of its businesses to the same degree as its competitors, or these competitors may have greater financial, technical, and marketing resources available to them than the portion of its business against which they compete. While some of the factors that drive competition vary by product area, price and speed of delivery are factors in all areas of Kyocera’s business. Price pressure has been intense, and thus Kyocera predicts that its production prices will continue to be down over fiscal 2006 partly depending on the demand and competition situation. In production businesses in which Kyocera produces specialized parts for its customers’ products, its competitive position depends significantly on being involved early in the process of creating a new product that fits its customers’ needs. This requires maintaining close ties with customers so that Kyocera can ensure that it is able to meet required specifications and be the first supplier to create and deliver the product. Kyocera’s gross margins may be reduced if it cannot maintain these important relationships or market share or if it is forced in the future to further reduce prices in response to the actions of its competitors.

(4) Small manufacturing delays or defects resulting from outsourcing or internal manufacturing processes can adversely affect Kyocera’s production yields and operating results

Kyocera ordinarily outsources the fabrication of certain components and sub-assemblies of its products, often to sole source suppliers or a limited number of suppliers. Kyocera has experienced occasional delays in obtaining components and sub-assemblies because the manufacturing process for these items is very complex and requires a long lead-time. Kyocera’s revenues derived from sales of these products will be materially and adversely affected if Kyocera is unable to obtain a high quality, reliable and timely supply of these components and sub-assemblies. In addition, any reduction in the precision of these components will result in sub-standard end products and will cause delays and interruptions in Kyocera’s production cycle.

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

(5) Since a significant percentage of Kyocera’s revenues have been from foreign sales in recent years, various export risks may disproportionately affect its revenues

Kyocera’s sales to customers located outside Japan accounted for 60% of its total revenues in fiscal 2005. Kyocera believes that international sales will continue to account for a significant percentage of its revenues. Therefore, the following export risks may disproportionately affect Kyocera’s revenues:

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

(6) Currency exchange rate fluctuations could adversely affect Kyocera’s financial results

Kyocera conducts business in countries outside of Japan, which exposes it to fluctuations in foreign currency exchange rates. Kyocera may enter into short-term forward exchange transaction to hedge this risk according to its outlook on future exchange rates; nevertheless, fluctuations in foreign currency exchange rates could have an adverse effect on its business. Fluctuations in foreign currency exchange rates may affect its results of operations and the value of its foreign assets, which in turn may adversely affect reported earnings and the comparability of period-to-period results of operations. Changes in currency exchange rates may affect the relative prices at which Kyocera and foreign competitors sell products in the same market. In addition, changes in the value of the relevant currencies may affect the cost of imported items required in its operations.

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

(11) Kyocera may have to incur impairment losses on its investments in equity securities

Kyocera holds investments in equity securities of companies not affiliated with itself, which Kyocera generally holds on a long-term basis for business relationship purposes. A substantial portion of these investments consists of shares of common stock of public companies in Japan, including KDDI Corporation (a Japanese telecommunication service provider), and Japanese financial institutions. As of March 31, 2005, the aggregate fair value of equity securities included in available-for-sale securities was ¥343,208 million ($3,208 million), with gross unrealized gains in the amount of ¥71,448 million ($668 million) and gross unrealized losses in the amount of ¥246 million ($2 million). If there is a decline in the fair value, i.e., the market price, of the shares Kyocera holds in those companies over a period of time, and it determines that the decline is other-than-temporary, Kyocera will need to record an impairment loss for the applicable fiscal period. During fiscal 2005, Kyocera recorded losses on impairment of investment securities in the amount of ¥132 million ($1million), mainly due to management’s estimation that certain non-public companies in which Kyocera invested would need considerable time to show profitability in their operating activities. For some of the equity securities Kyocera owns, including the KDDI shares, Kyocera intends to keep its ownership at the current level in light of the importance of its business relationships with the issuers of these equity securities. For other equity securities in its portfolio, although Kyocera may dispose of them over time, market conditions may not permit it to do so at the time, speed or price it may wish.

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

Our business originally consisted of the manufacture of ceramic parts for electronic equipment. In the 1960’s, we expanded our business and technology horizontally into the design and production of fine ceramic parts, ceramic integrated circuit (“IC”) packages and electronic components. In the 1970s, we began to produce consumer-related products, including cutting tools, ceramics for medical and dental uses, jewelry and solar energy products.

In the 1980’s, we diversified into new strategic fields. In 1982, we merged with Cybernet Electronics Corporation, a telecommunications equipment manufacturer in which we had made an equity investment three years earlier. We expanded into another new business through the acquisition of Yashica Co., Ltd., a camera and camera lens manufacturer. We also played a leading role in the establishment of DDI Corporation (currently KDDI Corporation), which has become one of Japan’s leading providers of telecommunications services. In 1989, we gained a presence in the electronic connector market through our acquisition of Elco Corporation (currently Kyocera Elco Corporation).

In the 1990’s, we strengthened our position as an internationally integrated electronic components manufacturer through our merger with AVX Corporation, a maker of capacitors and other passive electronic components, in January 1990.

In the middle of the 1990’s, Kyocera developed two main business categories, its “Components Business,” in which Kyocera provides parts and devices such as fine ceramics parts, semiconductor parts, electronic components and devices and applied ceramic products to mainly electronic equipment manufacturers in IT industrial fields, and its “Equipment Business,” in which Kyocera manufactures and sells telecommunications and information equipment and optical instruments, such as mobile handsets, PHS-related products, copiers, multifunctional products, printers, and digital still cameras to distributors or directly to customers.

Since 2000, we have further enhanced our position as a market leader in telecommunications and information equipment. In February 2000, we acquired the code division multiple access (“CDMA”) mobile phone handset business from QUALCOMM Inc. to create our United States subsidiary, Kyocera Wireless Corp. In April 2000, we invested in Kyocera Mita Corporation, a manufacturer of copiers and other document solutions equipment, to make it a wholly-owned subsidiary, and in April 2002, we transferred Kyocera Corporation’s printer business into Kyocera Mita Corporation to further enhance our information equipment business by pursuing group synergies.

In addition, we also strengthened our Components Business resources to become a leading company in IT-related applications. In August 2002, we made Toshiba Chemical Corporation (currently Kyocera Chemical Corporation) a wholly-owned subsidiary through a share exchange in order to reinforce its electronic components and materials businesses by pursuing group synergies between fine chemical technologies and fine ceramic technologies.

With the aim of becoming a more global enterprise and enhancing its profitability, Kyocera has been expanding its production in China through three Chinese production bases located in Shanghai, Dongguan and Guiyang. Kyocera also established a sales company, Kyocera (Tianjin) Sales and Trading Corporation, in March 2003 to cultivate the Chinese market. We are enhancing our marketing ability for both our products manufactured in China as well as our products imported into China. In addition, we established a subsidiary, Kyocera (Tianjin) Solar Energy Co., Ltd. to assemble solar modules, production of which commenced in November 2003, and to respond to market needs swiftly.

In August 2003, we made Kinseki, Limited (currently Kyocera Kinseki Corporation), a major producer of artificial crystal-related products, a wholly-owned subsidiary through a share exchange to strengthen our Electronic Device Group. To further enhance our organic circuit board business by pursuing group synergies, we also made an agreement with IBM Corporation and IBM Japan, Ltd. for the transfer from IBM Japan to Kyocera of its Surface Laminar Circuitry (“SLC”) business. In September 2003, we completed the transfer of IBM Japan’s SLC business from IBM Japan to a newly-established wholly-owned subsidiary, Kyocera SLC Technologies Corporation. In April 2004, Kyocera integrated the organic material components business into Kyocera SLC Technologies Corporation and the marketing division of Kyocera Kinseki Corporation was merged into the marketing division of the electronic components of Kyocera Corporation and the manufacturing division of crystal related components of Kyocera Corporation was transferred to Kyocera Kinseki Corporation through corporate splits.

In September 2004, Kyocera and Kobe Steel, Ltd. established “Japan Medical Materials Corporation (JMM)” and Kyocera Corporation transferred its medical materials business to JMM through corporate splits. The shareholding ratios of Kyocera and Kobe Steel in JMM are 77% and 23%, respectively.

We made a strategic decision during fiscal 2005 to downsize the camera business due mainly to sluggish business performance resulting from intensified price competition. We are concentrating instead on the optical components business based on our accumulated optical technology. Please see “Restructuring Activities” in Item 5 “Operating and Financial Review and Prospects “ of this Form 20-F for details.

For a discussion of recent and current capital expenditures, please see Item 5 “Operating and Financial Review and Prospects “ of this Form 20-F. We have had no recent significant divestitures nor are any significant divestitures currently being made.

B. Business Overview

Overview

We are engaged in numerous high-tech fields, from fine ceramic components to electronics devices, equipment, services and networks. Our manufacturing and distribution operations are conducted worldwide. As of March 31, 2005, we have 136 subsidiaries and 8 affiliates outside Japan and 31 subsidiaries and 6 affiliates in Japan. Our customers include individuals, corporations, governments and governmental agencies. For information on our sales by category of activity and information on our sales by geographic area and product segment, see Item 5.A “Operating Results” of this Form 20-F.

Business Strategy

We strive to be a “creative company that continues to grow.” To achieve this goal, we promote “high-value-added diversification.” Based on the technologies we currently possess and will acquire, we will strive to exploit new markets by advancing and specializing those technologies, or integrating technologies from both within and outside the Kyocera group. The goal of “diversification” is to create a cluster of businesses whose technological power allows them to overcome the competition and equal specialist manufactures in competitiveness. Our “diversification” is based on the premise that we will select “high-value-added” businesses that promise future growth and concentrate our management resources on them. Kyocera will continue to promote its “high-value-added diversification” strategy to add greater value to each of our components and equipment businesses.

1. Criteria of “High-Value-Added Business”

We define “high-value-added business” as components and equipment businesses generating a pre-tax profit ratio of 15% or more. Whether or not to remain in a particular business is based on our judgment as to whether there exists a need in the relevant market and the possibility of serving that market need with the current or attainable technologies. Our unique management system allows us to make accurate and swift assessments of individual business conditions to facilitate timely decision-making and maximize synergies among businesses and to identify “high-value-added businesses.”

2. Promotion of “High-Value-Added Diversification”

By promoting the development of business diversification, we aim to drive stable and continuous corporate growth in a rapidly changing business environment. The most important management resource for successful business diversification is technological prowess. Based on this conviction, we strive to expand and diversify applications through advancement and specialization of technical expertise, thereby promptly responding to the variety of market needs brought about by rapid changes in society. We also view sales competency and brand awareness as vital management resources for business expansion, and constantly work to strengthen these elements to maintain a sound financial position and to enable the pursuit of new business development and market creation. To achieve “high-value-added diversification,” we have the three following management policies.

(1) Efficient Resource Management

We plan to concentrate management resources into “high-value-added” business fields and its candidates. With the objective of outperforming the competition and becoming the leader in each business area, we will strive to create new markets and technologies through the integration of Group resources, including technical and sales competencies, while utilizing external management resources as necessary. Authorization of decision-making with respect to planning, execution and control of the business is delegated to each Corporate Business Group to act as an independent company, in order to speed up management decision-making processes. Moreover, a prime emphasis is placed on cash flows, in particular, boosting returns on capital investment, improving inventory control and shortening lead-times.

(2) Emphasizing Consolidated Group Results

We aim to increase the profitability of each operating segment on a consolidated basis by strengthening ties between Kyocera Group companies and each Corporate Business Group of Kyocera Corporation, and by maximizing synergies we will also employ a global strategy in each business and strive to optimize R&D, production and sales structures.

In addition, since June 1, 2005, Kyocera implemented a new executive officer system to enhance Kyocera Group’s management organization under a global consolidation system, and accordingly, appointed a Chief Executive Officer (CEO), a Chief Financial Officer (CFO) and a Chief Operating Officer (COO). The CEO takes responsibility for mid and long-term Group management policy and strategy formulation and execution, while the CFO is responsible for constructing and executing a financial strategy for the Group that ensures the effective implementation of these management strategies. The COO is in charge of daily management issues and business execution to achieve yearly management plans. At the same time, Kyocera also introduced a new corporate business group system, headed by the executive officers. These business group leaders are responsible for each product line on a consolidated basis.

(3) Focusing on Stockholder Value

In order to increase stockholder value (market capitalization), we seek to generate a higher return on investment to maximize future profits and cash flows. Moreover, we plan to offer a stock option plan to senior managers to further increase value by ensuring their interests are in line with those of stockholders and investors.

Operations

Kyocera had previously classified its operations into four reporting segments, namely, “Fine Ceramics Group,” “Electronic Device Group,” “Equipment Group” and “Others.” However, taking into consideration of changes in the size of the operations of each business division and changes in management structure, management has changed its reporting segments for fiscal 2005.

Kyocera currently has eight reporting segments as follows: “Fine Ceramic Parts Group,” “Semiconductor Parts Group,” “Applied Ceramic Products Group,” “Electronic Device Group,” “Telecommunications Equipment Group,” “Information Equipment Group,” “Optical Equipment Group” and “Others.”

Kyocera’s principal products or services offered by each reporting segment are as follows.

Fine Ceramic Parts Group:

Information & Telecommunication Components,

Sapphire Substrates,

Semiconductor Process Equipment Components, LCD

Process Equipment Components,

Automotive & ITS related Components,

General Industrial Ceramic Components

Semiconductor Parts Group:

Ceramic Packages for Surface Mount Devices,

Ceramic Multilayer Package / Multilayer Substrates,

Metallized Products,

Optical Communication Ceramic Packages / Components,

Organic Multilayer Packages / Substrates

Applied Ceramic Products Group:

Residential & Industrial Photovoltaic Generating Systems,

Solar Cells / Modules,

Cutting Tools, Micro Drills,

Dental & Orthopedic Implants,

Jewelry & Applied Ceramic related products

Electronic Device Group:

Ceramic Chip Capacitors,

Tantalum Capacitors,

Timing Devices (Temperature Compensated Crystal Oscillators (TCXOs),

Voltage Controlled Oscillators (VCOs)),

RF Modules,

Ceramic Resonators / Filters,

Thermal Printheads,

LED Printheads,

Amorphous Silicon Drums,

Liquid Crystal Displays,

Connectors

Telecommunications Equipment Group:

CDMA Mobile Phone Handsets and Base Stations,

PDC Mobile Phone Handsets,

PHS Related Products

(PHS Handsets, PHS Base Stations, Wireless Local Loop Systems,

High Speed Wireless Data Communications Systems)

Information Equipment Group:

ECOSYS Non-cartridge Printers and Copiers

Digital Network Multi-function Products

Optical Equipment Group:

Optical Modules

Digital Still Cameras

Single-lens Reflex Cameras

Compact Cameras

Camera Lenses

Optical Modules

Others:

Chemical Materials for Electronic Components,

Insulators, Resin Products,

Telecommunications Network Systems,

Computer Network Systems

IT Solutions Services

Consulting Services

Leasing Services

Hotel Business

Real Estate Development,

Insurance Agent & Travel Agent Business

(1) Fine Ceramic Parts Group

Products in this reporting segment are widely used in the computing, telecommunications, automotive and various industrial sectors. These products are made from a variety of ceramic materials, such as silicon carbide, silicon nitrides and zirconia as well as alumina, utilizing their characteristics of heat resistance, corrosion resistance and wear resistance.

Products Kyocera develops, manufactures and sales in this reporting segment include substrates, which are thin ceramic bases used by manufacturers for hybrid integrated circuit (IC) foundations. Kyocera also produces substrates for thermal printheads, ceramic/alumina tape substrates for thin film chip resistors, substrate for HDD thin film magnetic heads, parts for LCD fabrication equipment, sapphire substrates for LCD projectors and LEDs, parts for semiconductor fabrication equipment, mechanical seals for pumps, engine components for the automobile industry, friction tight discs and thread guides for yarn texturing machines in the textile industry, rings for fishing rods, nozzles and parts for paper-making machinery.

(2) Semiconductor Parts Group

Kyocera develops, manufactures and sales inorganic (ceramic) and organic packages in this reporting segment.

Ceramic packages have the characteristics of being air and water tight and corrosion resistant and also have the ability to dissipate heat efficiently. In addition, they have a superior capacity for use in high frequency and embedded passive components.

Kyocera develops, produces and sales ceramic packages for ceramic IC or other semiconductor and electronic components. The most common types of ceramic IC packages Kyocera develops, makes and sales are multilayer packages, including SMD packages and pin grid arrays. Kyocera also develops, produces and sales opto-electronic packages and ceramic parts for fiberoptic communications connectors. SMD packages are used for surface acoustic wave (SAW) filters and oscillators, which are mostly inserted into mobile phone handsets. Pin grid arrays are sold to manufacturers of MPUs and of other logic ICs, which are principally inserted into information equipment and peripherals. Kyocera also produces ceramic packages for charge-coupled-devices (CCDs) and complementary metal oxide semiconductor (CMOS) devices, which are mainly used in camera-equipped mobile phone handsets.

In organic package business, Kyocera established a specialized high density organic circuit board manufacturer, Kyocera SLC Technologies Corporation (KST),.KST develops, produces and sales system in a package substrates (SiP) used in miniature and high functional electronic equipment such as mobile phone handsets, digital still cameras and mobile music players and organic packages for high-end application specific integrated circuits (ASICs). In addition, KST is working on the mass-production of a new organic package for next-generation micro processor units (MPUs) and peripheral devices for digital consumer products. On June 29, 2005, we reached agreement to purchase the land, buildings and other assets where KST is based, in Yasu City, Japan, from IBM Japan Ltd.

(3) Applied Ceramic Products Group

This reporting segment consists of four product lines: 1) Solar Energy Products, 2) Cutting Tools, 3) Dental and Orthopedic Implants and, 4) Jewelry and Applied Ceramic Related Products.

1) Solar Energy Products

Kyocera develops, manufactures and sales solar cells and modules, applied solar cell products and photovoltaic systems for generating electricity. We are expanding our solar cell production capacity in Japan and have commenced assembling solar modules through KYOCERA (Tianjin) Solar Energy Co., Ltd. in China, which was established as manufacture and sales subsidiary of solar modules in May 2003. In addition, Kyocera constructed a solar module assemble facility in Tijuana, Mexico for the U.S market in October 2004. To increase sales in Europe, Kyocera plans to construct a new plant for solar module in Czech Republic.

2) Cutting Tools

Kyocera produces cutting tools for metal processing in industrial production, particularly in the automotive industry. To expand the cutting tools business, Kyocera Corporation acquired Tycom Corporation (currently a consolidated subsidiary, Kyocera Tycom Corporation), which was a U.S major manufacturer of carbide cutting tools for the printed circuit board industry, in January 2001. Kyocera aims to be a market leader in the cutting tools business by pursuing synergies between Kyocera Tycom Corporation and Kyocera.

3) Dental and Orthopedic Implants

Kyocera established Japan Medical Materials Corporation (JMM) with Kobe Steel, Ltd. by integrating each of the medical material businesses of the two companies in September 2004. JMM produces a wide range of orthopedic and dental applications such as dental and orthopedic implants, artificial knee joint replacement systems, and ceramic materials helping heal hip fractures through a combination with other material and processing technologies of ceramics and titanium alloys and integrating business resources such as development, manufacturer, marketing and sales channels with Kyocera and Kobe Steel, Ltd.

4) Jewelry and Applied Ceramic Related Products

Kyocera produces recrystallized jewelry, mainly synthetic emeralds, alexandrines and rubies. These stones are manufactured using a single crystal growth technology developed by us, and are chemically and physically equivalent to natural stones. We have introduced recrystallized jewelry products to meet consumer needs and to cultivate our sales network. Kyocera also produces applied ceramic related products such as kitchen knives utilizing ceramic and its characteristics of wear resistance and resistance from acid and alkalinity corrosion.

(4) Electronic Device Group

Our electronic device group develops, manufactures and sells high quality and cost competitive electronic components and devices for the telecommunications and information processing industry. This field creates demand for miniaturization, low voltage, high frequency and low energy consumption, and we produce high-value-added products such as miniature ceramic capacitors with high capacitance capacitors, tantalum capacitors, miniature timing devices such as a temperature compensated crystal oscillators (TCXOs) or voltage-controlled oscillators (VCOs), and high frequency modules for mobile phone handsets and PCs. We also produce thin-film devices such as thermal printheads, amorphous silicon drums and LCDs for audio visual electronic equipment, office automation equipment and industrial equipment.

We are strengthening manufacturing and sales activity in China to enhance price competitiveness and cultivate new markets. We commenced the production of ceramic capacitors and timing devices in Shanghai Kyocera Electronics Co., Ltd. in fiscal 2001. In fiscal 2004, we established a sales company in Tianjin and started marketing of products made both in China and in other areas around the world through this company due to expansion of the sales in China.

To expand the business of this reporting segment, we are pursuing synergies with subsidiaries. AVX Corporation and its consolidated subsidiaries (AVX), which produce and market ceramic capacitors, tantalum capacitors and other passive components for telecommunications and information equipment, have a global manufacturing and sales network. AVX is a major contributor to our Electronic Device Group sales and pursue synergies in the development and manufacturing of the ceramic capacitor business. In the timing device business, Kyocera Corporation acquired Kinseki, Limited (currently a consolidated subsidiary, Kyocera Kinseki Corporation) through a share exchange in August 2003. The marketing division of Kyocera Kinseki Corporation and its consolidated subsidiaries (Kyocera Kinseki) were merged into the marketing division of the electronic components of Kyocera Corporation and the manufacturing division of crystal related components of Kyocera Corporation was transferred to Kyocera Kinseki in April 2004 through corporate splits to pursue synergies in development, manufacturing and sales.

(5) Telecommunications Equipment Group

This reporting segment includes CDMA mobile phone handsets and base stations, PDC mobile phone handsets and PHS-related products such as PHS mobile phone handsets and base stations. These products are produced mainly for KDDI Corporation (KDDI) and WILLCOM, Inc. (WILLCOM), as well as for other Asian and U.S. telecommunication service providers. KDDI is a telecommunications service company, in which we made an equity investment when it was founded in 1984, when the telecommunications business, which had previously been monopolized by a national telephone company, was opened to private companies. KDDI and KDDI’s subsidiaries are currently engaged in providing long distance and international telephone services and cellular services. WILLCOM, formerly DDI Pocket Inc. Company, was renamed in February 2005, and provides PHS services. Our shareholding ratio in WILLCOM is 30%.

We aim to be a top supplier of CDMA mobile phone handsets. This technology has become one of the fastest growing mobile phone protocols. We acquired the CDMA mobile phone handset business of Qualcomm Inc. and established Kyocera Wireless Corp., a wholly-owned subsidiary in February 2000. In addition, we established a joint venture, Kyocera Zhenhua Communication Equipment Co., Ltd., which develops, manufactures, sells and provides after-sale servicing of CDMA mobile phone handsets in Guiyang City in China in December 2001, and commenced the production of CDMA mobile phone handsets for China in January 2002. We aim to become a leader in the CDMA market by pursuing a global marketing strategy with bases in Japan, the United States and China, and to optimize our global product development and production structure.

The other major area in Telecommunications Equipment Group is PHS-related business. This business is expanded by cultivating new markets overseas through our three telecommunication systems based on PHS technology. Specifically, we seek to expand sales of PHS systems through the expansion of PHS mobile phone handsets and base stations in China. We plan to spread the same PHS system prevailing in China to other Asian countries as well as promote new PHS mobile phone handsets and base stations with high speed data transmission services through WILLCOM in Japan. We also promote sales of Wireless Local Loop (WLL) systems in countries where fixed phone networks are not as yet widespread. Furthermore, we have promoted wireless Internet systems, which enable Internet services to be used at broadband speed with wireless technology. To promote these three systems in the appropriate markets, we expect to increase sales of PHS-related products.

(6) Information Equipment Group

The major products in this reporting segment comprise page printers, digital copiers and multifunction products. Our products market under the name of “ECOSYS” and have a long life cycle and cartridge-free technology utilizing our thin film products, amorphous silicon drums.

In April 2000, Kyocera Mita Corporation became one of our wholly-owned subsidiaries. Kyocera Corporation’s ECOSYS printer department was transferred into this subsidiary through corporate splits, enabling us to build a unified presence in the document solutions business. Further efficiencies have resulted from the integration of our printer and copier sales operations with those of Kyocera Mita Corporation. We have enhanced our line up of our products through the standardization of engines between printers and multi function products (MFPs). In addition, we established a plant, Kyocera Mita Office Equipment (Dongguan) Co., Ltd in Dongguan, China mainly to strengthen price competitiveness.

We expect further strong demand for color printers, copiers and MFPs. We are focusing on expanding a comprehensive color-capable product line up of printers, copiers and MFPs with inexpensive running costs, as well as monochrome products.

(7) Optical Equipment Group

This reporting segment includes digital still cameras, optical modules, compact cameras, SLR cameras and lenses.

To enhance cost competitiveness in the camera business, we mass produce digital still cameras through our joint venture, Dongguan Shilong Kyocera Optics Co., Ltd. However, we could not improve profitability in the camera business due mainly to a rapid demand shift from conventional still cameras to digital still cameras and a continuous market price hike in digital still cameras. As a result, we made a decision to downsize our camera business and focus on the optical module business.

In the optical module business, we decided to significantly downsize our camera business including digital still cameras and film cameras, and to focus on optical components business, during fiscal 2005. We commenced the production and sale of optical modules for camera - equipped phones in fiscal 2005. We plan to expand the application of optical modules and units for automobiles, monitoring systems in LCD projectors and rear-projection TVs.

(8) Others

This reporting segment includes revenues from telecommunication network systems, financial services such as leasing and credit financing, office leasing, and other services in Japan and Asia. This segment also includes the development, manufacturing and sales of electronic component materials, electric insulators and synthetic resin molded parts.

Kyocera Leasing Co., Ltd. is principally involved in providing credit financing services and commercial leasing services for copiers, MFPs and other equipment. It therefore supports the operations of our Equipment Group.

Kyocera Communication Systems Co., Ltd. and its consolidated subsidiaries (KCCS) operate a total telecommunications network system business from system development to design, construction and maintenance services. KCCS also expands data center services for mobile content distribution services and IT solutions services for business users by developing new products featuring network services as well as system integration services.

Kyocera Chemical Corporation, which joined in Kyocera in August 2002, mainly produces electronic component materials. Kyocera Chemical Corporation will develop new products by pursuing synergies with fine chemical technologies and our components technologies such as the Electronic Device Group.

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

Most of all our sales of the Fine Ceramic Parts Group, the Semiconductor Parts Group and the Electronic Device Group worldwide are made directly to manufacturers who incorporate them into their own products. However, the Applied Fine Ceramics Group, which creates products such as ceramic cutting tools, recrystallized jewelry, solar energy products and various other applied fine ceramics products, tend to be sold to distributors and wholesalers. Jewelry sales are made mainly through direct sales shops and agencies in Japan. Sales of consumer solar energy products are made through direct sales shops, as well as through sales distributors. BIOCERAM (orthopedic and dental implants) are in some cases supplied directly to dentists and hospitals. In the Telecommunications Equipment Group, our domestic sales of mobile handsets comprise sales mainly to KDDI Corporation and WILLCOM INC., and we also sell our handsets to communication providers directly in overseas markets. The Information Equipment Group, in particular, makes products such as page printers, copiers and digital multifunctional products sales, both in the domestic market and abroad, made under our own brand name through distributors and wholesalers. Sales of optical modules in the Optical Equipment Group for mobile phone handsets are made directly to mobile phone handsets manufacturer. Financing and leasing services are provided to companies and individuals in Japan. Office renting and other services are provided to companies outside our group, mainly in Japan. Our telecommunication network engineering service and data center service are provided directly to customers and users.

Domestic sales are made in yen, while overseas sales are made in a variety of currencies, but predominantly in U.S. dollars and the Euro.

Sources and Availability of Raw Materials and Supplies

We purchase a variety of raw materials. The principal ones in terms of volume are alumina (a mineral substance produced from bauxite and from which aluminum is made), zircon, titania, silicon nitride, Tungsten and Tantalum, used for the products of the Fine Ceramic Parts Group, the Semiconductor Parts Group, the Applied Fine Ceramics Group and the Electronic Device Group, and each material is subject to price volatility. In terms of costs, gold, which is primarily used in the production process for IC packages in the Semiconductor Parts Group and is also subject to price volatility, is the most significant raw material. Our policy is to protect ourselves from fluctuations in the price of gold by keeping a small gold inventory and by pricing products generally on a “gold adder” system so that customers pay for the gold contained in semiconductor parts at a rate which approximates our cost. Our main supplies are ICs, Liquid Crystals and Printed Circuit Board, used for the products of the Electronic Device Group, the Telecommunications Equipment Group and the Information Equipment Group, such as thin-film devices, mobile handsets, printers, copiers and optical instruments.

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

During fiscal 2005, no single supplier accounted for a significant portion of our consolidated purchases of raw materials and supplies. However, a number of components and sub-assemblies used in our products are sourced to sole source suppliers. These tend to be complex, precision components that are sometimes produced only by a limited number of suppliers or a single supplier that may own intellectual property related to the component or sub-assembly.

Patents and Licenses

Our success and competitive position depend on a number of significant patents, licenses and trade secrets relating to our manufacturing and sales processes and products. The following table sets forth information, as of March 31, 2005, with respect to our significant patents and license agreements. Under all of the following agreements, we are permitted to produce products using the licensed technology and we pay a fee to the counterparty based on the amount of sales of those products.

Counterparty	Country	Contents	Period
Semiconductor Energy Laboratory Co., Ltd.	Japan	License under patents regarding amorphous silicon drums and devices using such drums	From February 15, 1994 to patent expiration

International Business Machines Corporation	United States	License under patents regarding ceramic products, electric/ electronic parts and components License under patents regarding information processing systems	From June 30, 1995 to patent expiration

Qualcomm Incorporated	United States	License under patents regarding cellular phones using CDMA technology	From August 31, 1996 to patent expiration

Solar Physics Corporation	United States	License under patents regarding amorphous silicon drums and devices using such drums	From February 5, 1997 to patent expiration

Johnson Marthey Semiconductor Packages, Inc.	United States	License regarding semiconductor packages and printed circuit boards	From June 11, 1997 to June 11, 2007

Philips Electronics N.V.	Netherlands	License under patents regarding global system for mobile communication (“GSM”) cellular handsets	From February 15, 1999 to February 11, 2009

Hitachi Displays, Ltd.	Japan	License under patents regarding liquid crystal display elements	From April 1, 1999 to March 31, 2007

NEC Corporation	Japan	License under patents regarding PDC handsets and PHS handsets	From July 1, 2000 to September 14, 2010

Advanced Ceramics Research Incorporated	United States	License to use technology and patents regarding ceramic fiber	From September 15, 2000 to patent expiration

Eastman Kodak Company	United States	License under patents regarding digital camera	From April 1, 2002 to March 31, 2012

Counterparty	Country	Contents	Period
Forgent Networks, Inc./ Compression Labs, Inc.	United States	License under patents regarding digital camera	From October 30, 2002 to September 17, 2007

Toshiba Corporation	Japan	License under patents regarding aluminum nitride	From January 1, 2003 to December 31, 2007

Seiko Epson Corporation	Japan	License under patents regarding LCD panel modules (Super twisted nematic (“STN”)	From January 1, 2003 to December 31, 2007

Koninklijke Philips Electronics N.V.	Netherlands	License under patents regarding PDC handsets and PHS handsets	From March 19, 2003 to patent expiration

NEC Corporation	Japan	License under patents regarding telecommunications handsets based on STD-T53 and IS-95 standard.	From August 1, 2003 to April 28, 2015

International Business Machines Corporation	United States	License under patents regarding SLC technology	From September 1, 2003 to patent expiration

Motorola Incorporated	United States	License under patents regarding mobile phone	From July 1, 2004 to June 30, 2009

Openwave Systems Inc.	United States	Master Browser License regarding mobile phones using CDMA	From September 27, 2004 to September 27, 2005

Ricoh Company, LTD	Japan	License under patents regarding electronic photo printer	From June 1, 2001 to May 31, 2006

Ricoh Company, LTD	Japan	License under patents regarding electronic photo printer	From January 1, 2002 to December 31, 2007

Canon Incorporated	Japan	License under patents regarding electronic photograph	From April 1, 2002 to patent expiration

Ricoh Company, LTD	Japan	License under patents regarding facsimile technology	From June 1, 2004 to May 31, 2009

Competitive Position

(a) Fine Ceramic Parts Group

Products in this segment are highly specialized to the needs of our customers, primarily secondary manufacturers who incorporate our products in their own products. Therefore, our competitive position is largely dependent on maintaining close contacts with, and being first to meet the needs of, secondary manufacturers. We compete with different ceramic manufacturers depending on the product.

(b) Semiconductor Parts Group

In this segment, our goal is to further strengthen our competitive position by becoming a “Total Package Supplier” in the world market. To offer opportunities for higher-added-value products, we are strengthening our R&D activities to develop new applications for telecommunication areas such as wireless and optical communications. In the ceramic package field, SMD packages is one example. We believe that we can maintain our market leadership in the area of ceramic packages and satisfy customer needs by applying our technological and managerial expertise.

In the organic package field, we are a relative late comer and we compete with plastic electronic device manufacturers. To strengthen our technological expertise and expand our business, we acquired the Surface Laminar Circuitry business of IBM Japan in September 2003 and established Kyocera SLC Technologies Corporation (KST). In April 2004, we integrated our management resources into KST. In addition, a new plant in Ayabe, Kyoto City, Japan is under construction during fiscal 2005, and has been completed in June 2005. We aim to strengthen our organic material components business going forward.

(c) Applied Fine Ceramics Group

The consciousness of environmental protection is evident worldwide. We are a secondary global manufacturer of solar cells and modules. To be a market leader in the solar energy business, we expect to expand out solar cell production line with capacity of 20MW per month during fiscal 2006. We are a major supplier in the Japanese indexable market in cutting tools, and our major application of this business is in the automotive industry. Although we have a lot of global competitors, we expect to introduce new facilities to handle new material processing internally and create an in-house integrated production line to expand global market share.

(d) Electronic Device Group

As we entered this area of production as we increased our capability to produce technologically advanced products for the Fine Ceramic Parts Group, we believe we are a unique electronic device manufacturer compared with our competitors. We produce not only passive components but also crystal related products, connectors and thin-film devices. In this segment, one of our advantages is the supply of a wide range of components. However, the products in this segment are largely standardized, so competition is based largely on price, quality and delivery time.

Kyocera is one of the major manufacturers by sales volume of capacitors and timing devices. Most of our competitors in this segment are Japanese manufacturers. However, AVX, a U.S. subsidiary, competes against overseas manufacturers in producing tantalum capacitors. Our thin-film products, such as thermal printheads, or amorphous silicon drums, are market-leading products in applications for printers and copiers.

In addition, to promote this business, we are continuing to seek synergies within Kyocera Group and reduce costs. We strive to optimize our development, production, and sales throughout our global network, and to maximize our production and sales operations in China to reduce manufacturing costs and enhance price competitiveness.

(e) Telecommunications Equipment Group

In the Japanese market, our main competitors for cellular handsets are Japanese manufacturers that launch handsets in Japanese market. In the cellular handset market outside Japan, Kyocera competes with U.S., European and Asian manufacturers. We are currently a middle-class supplier in terms of units volume in the global CDMA cellular handsets market. In terms of PHS-related products, our main competitors are Japanese manufacturers.

(f) Information Equipment Group

We compete with Japanese and the U.S. manufacturers producing information equipment such as copiers and printers on a global basis.

(g) Optical Instruments Group

In the optical instruments field, Japanese manufacturers are our main competitors for both cameras and camera modules for cellular handsets.

Government Regulation

There are some governmental regulations specifically applicable to industries in which Kyocera operates, however, they currently do not have material effects on Kyocera’s business.

C. Organizational Structure

We had 181 subsidiaries and affiliates as of March 31, 2005. Our management structure is based on a group segment structure. Therefore, the management of each segment is conducted uniformly regardless of whether the group’s operations are conducted by us as the parent company or by one of our subsidiaries.

The following table sets forth information, as of March 31, 2005, with respect to our significant subsidiaries.

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
Fine Ceramic Parts Group

Kyocera Industrial Ceramics Corp.	United States	100.00%	Manufacture and sale of fine ceramic-related products and sale of electronic devices

Kyocera Asia Pacific Pte. Ltd.	Singapore	100.00%	Sale of fine ceramic-related products and electronic devices

Kyocera Fineceramics GmbH	Germany	100.00%	Sale of fine ceramic-related products and electronic devices

Semiconductor Parts Group

Kyocera SLC Technologies Corp.	Japan	100.00%	Manufacture and sale of organic multilayer printed circuit board

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
Kyocera America, Inc.	United States	100.00%	Manufacture and sale of fine ceramic-related parts

Kyocera Mexicana, S.A. de C.V.	Mexico	100.00%	Manufacture of ceramic-related products, solar energy products and telecommunications equipment

Shanghai Kyocera Electronics Co., Ltd.	China	90.00%	Manufacture and sale of semiconductor parts and electronic devices

Applied Ceramic Products Group

Kyocera Solar Corp.	Japan	100.00%	Sale of solar energy products

Japan Medical Materials Corp.	Japan	77.00%	Development, manufacture and sale of medical materials and equipment

Kyocera Solar, Inc.	United States	100.00%	Manufacture and sale of solar energy products

Kyocera Tycom Corp.	United States	100.00%	Manufacture and sale of micro drills

Kyocera (Tianjin) Solar Energy Co., Ltd.	China	90.00%	Manufacture and sale of solar energy products

Kyocera Precision Tools Korea Co., Ltd.	Korea	90.00%	Manufacture and sale of cutting tools

Electronic Device Group

Kyocera Kinseki Corp.	Japan	100.00%	Manufacture and sale of electronic device products

Kyocera Elco Corp.	Japan	100.00%	Manufacture and sale of electronic devices

Kyocera Display Institute Co., Ltd.	Japan	100.00%	R&D, manufacture and sale of organic electro luminescence display

AVX Corporation	United States	70.42%	Manufacture and sale of electronic devices

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
Kyocera Elco Korea Co., Ltd.	Korea	100.00%	Manufacture and sale of electronic devices

Kyocera Elco Hong Kong Ltd.	Hong Kong	100.00%	Sale of electronic devices

Telecommunications Equipment Group

Kyocera Wireless Corp.	United States	100.00%	Manufacture and sale of telecommunications equipment

Kyocera Wireless (India) PVT. Limited	India	100.00%	R&D of telecommunications equipment

Kyocera Telecommunications Research Corp.	United States	100.00%	R&D of telecommunications equipment

Kyocera Zhenhua Communication Equipment Co., Ltd.	China	70.00%	Manufacture and sale of telecommunications equipment

Information Equipment Group

Kyocera Mita Corp.	Japan	100.00%	Manufacture and sale of information equipment

Kyocera Mita Japan Corp.	Japan	100.00%	Sale of information equipment

Kyocera Mita America, Inc.	United States	100.00%	Sale of information equipment

Kyocera Mita Office Equipment (Dongguan) Co., Ltd.	China	90.00%	Manufacture and sale of information equipment

Kyocera Mita Europe B.V.	Netherlands	100.00%	Sale of information equipment

Kyocera Mita Deutschland GmbH	Germany	100.00%	Sale of information equipment

Kyocera Mita (U.K.) Ltd.	United Kingdom	100.00%	Sale of information equipment

Kyocera Mita France S.A.	France	100.00%	Sale of information equipment

Kyocera Mita Italia S.P.A.	Italy	100.00%	Sale of information equipment

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
Kyocera Mita Australia PTY. LTD.	Australia	100.00%	Sale of information equipment

Optical Equipment Group

Kyocera Optec Co., Ltd.	Japan	100.00%	Manufacture and sale of optical instruments

Kyocera Yashica do Brasil Indústria e Comércio Ltda.	Brazil	100.00%	Manufacture and sale of optical instruments

Yashica Hong Kong, Co., Ltd.	Hong Kong	100.00%	Intermediary services as to sale of optical instruments

Universal Optical Industries, Ltd.	Hong Kong	100.00%	Manufacture and sale of optical instruments

Dongguan Shilong Kyocera Optics Co., Ltd.	China	90.00%	Manufacture and sale of optical instruments and cutting tools

Others

Kyocera Leasing Co., Ltd.	Japan	100.00%	Various leasing services, property management and financing services

Kyocera Communication Systems Co., Ltd.	Japan	76.30%	Provision of IT services

Kyocera Realty Development Co., Ltd.	Japan	100.00%	Real estate services

Hotel Kyocera Co., Ltd.	Japan	100.00%	Hotel management and operations

Hotel Princess Kyoto Co., Ltd.	Japan	100.00%	Hotel management and operations

Kyocera International Co., Ltd.	Japan	100.00%	Insurance and travel agency

Kyocera Chemical Corporation	Japan	100.00%	Manufacture and sale of electronic materials

Piazza Investment Co., Ltd.	Hong Kong	100.00%	Real estate leasing

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
Shanghai Kyocera Realty Development Co., Ltd.	China	100.00%	Real estate leasing

In addition to the above consolidated subsidiaries, Kyocera had 118 other consolidated subsidiaries as of March 31, 2005, including Kyocera International Inc., a wholly-owned U.S. subsidiary which is a holding company established to own Kyocera’s subsidiaries in North America. Kyocera also had interests in two subsidiaries accounted for by the equity method and 14 affiliates accounted for by the equity method as of March 31, 2005.

AVX, in our Electronic Device Group, is one of our most significant subsidiaries. Most of the electronic devices we produce for overseas sales are distributed by AVX by utilizing AVX’s wide range of marketing channels. In addition, we market passive components produced by AVX in the Japanese market. We also utilize AVX’s manufacturing process for ceramic capacitors to improve productivity and to enhance our competitiveness. In addition, AVX introduced our materials technologies into its ceramic capacitor production. We have been seeking better ways to cooperate in expanding our electronic device businesses. Currently, five of our directors are members of AVX’s board of directors and AVX’s chief executive officer is one of our directors. Within our Electronic Device Group, we have a close relationship with AVX in marketing, manufacturing, and research and development, and we are seeking and pursuing synergies to be a leading passive component manufacturer. AVX posted net income of $55,732 thousand in fiscal 2005, compared to a net loss of $107,606 thousand in fiscal 2004. Our results of operations and financial condition for fiscal 2004 were adversely affected due to AVX’s weak performance. See Item 5.A “Operating Results” of this Form 20-F.

Changed in Organization Structure in fiscal 2005

1)	Kinseki, Ltd., a wholly-owned subsidiary, and Kyocera Corporation re-organized their operations related to crystal components on April 1, 2004. The marketing division of Kinseki Ltd. was merged into the marketing division of the electronic component of Kyocera Corporation and the manufacturing division of crystal related components of Kyocera Corporation was transferred to Kinseki Ltd. At the same time, Kinseki Ltd. changed its name to Kyocera Kinseki Corporation (Kyocera Kinseki).

2)	On April 1, 2004, Kyocera integrated its organic material components business into Kyocera SLC Technologies Corporation (KST), a wholly owned subsidiary. Management resources relating to the organic material components business were concentrated in KST to enhance synergistic effects within Kyocera and to expand the business base.

3)	On June 21, 2004, the Carlyle Group (Carlyle), Kyocera, KDDI Corporation (KDDI) and DDI Pocket, Inc. (DDI Pocket) reached an agreement pursuant to which a consortium of Kyocera and Carlyle would acquire the business of DDI Pocket, a subsidiary of KDDI. Under the agreement, Kyocera invested 30% in the company that succeeded DDI Pocket’s business, the name of which was changed to “WILLCOM, Inc.” in February 2005 (the “New Co”). In cooperation with New Co, Kyocera will endeavor to expand sales in its PHS-related business by carving out new markets in Japan as well as overseas.

4)	Kyocera and Kobe Steel, Ltd. established “Japan Medical Materials Corporation (JMM)” on September 1, 2004 by merging the medical materials businesses of both companies and commenced operation on the same day. JMM will benefit from the integration of the specialized expertise of both companies in material and processing technologies, while maximizing synergies by integrating their development, production and marketing divisions. JMM will also seek to expand its business worldwide, as a dedicated manufacturer of medical materials.

5)	On December 17, 2004, Kyocera announced the transfer of its domestic sales division for solar energy products (which handles sales of solar power generation systems for use by domestic public sector industries) by means of a corporate split to Kyocera Solar Corporation, a consolidated subsidiary of Kyocera, in April 2005. The aim of this move is to expand sales of solar-related products to domestic public sector industries.

D. Property, Plants and Equipment

Our manufacturing operations are conducted in Japan, the United States, Mexico, El Salvador, Brazil, the United Kingdom, Germany, France, the Czech Republic, Singapore, South Korea, Hong Kong, China, Taiwan, Malaysia, Indonesia, Israel, Thailand and Philippines. As of March 31, 2005, we had property, plants and equipment with a net book value of ¥258,997 million ($2,421 million). During the five years ended March 31, 2005, we invested a total of ¥319,302 million ($2,984 million) for additions to property, plants and equipment. Our property, plants and equipment are not subject to any material encumbrances or environmental issues.

The following table sets forth information, as of March 31, 2005, with respect to our manufacturing facilities with floor space of more than 100,000 square feet.

Name of Plant	Location	Status	Floor Space	Lease Expires	Principal Products Manufactured
			(in thousands of square feet)
Japan
Hokkaido Kitami Plant	Kitami, Hokkaido	Owned	294		Fine ceramic parts, mobile phone handsets
Fukushima Tanagura Plant	Tanagura, Fukushima	Owned	126		Telecommunications Equipment
Koriyama Plant	Koriyama, Fukushima	Owned	152		Electronic parts and materials
Nagano Okaya Plant	Okaya, Nagano	Owned	422		Fine ceramic parts, Electronic components
Kawasaki Plant	Kawasaki, Kanagawa	Owned	172		Electronic parts and materials
Kawaguchi Plant	Kawaguchi, Saitama	Owned	497		Electronic parts and materials
Ise Plant	Ise, Mie	Owned	102		Solar module
Tamaki Plant	Tamaki, Mie	Owned	200		Non-cartridge printers and copiers, digital network multi function equipment
Shiga Plant	Gamo and Higashi-Ohmi, Shiga	Owned	1,613		Fine ceramic parts, Semiconductor parts, Electronic components, Solar cells
Osaka Hirakata Plant	Hirakata, Osaka	Owned	410		Non-cartridge printers and copiers, digital network multi function equipment
Kagoshima Sendai Plant	Satsuma-Sendai, Kagoshima	Owned	1,504		Fine ceramic parts, Semiconductor parts, Electronic components
Kagoshima Kokubu Plant	Kokubu, Kagoshima	Owned	1,946		Fine ceramic parts, Semiconductor parts, Electronic components
Kagoshima Hayato Plant	Hayato, Kagoshima	Owned	231		Electronic components

Name of Plant	Location	Status	Floor Space	Lease Expires	Principal Products Manufactured
			(in thousands of square feet)
Yamagata Higashine Plant	Higashine, Yamataga	Owned	379		Electronic parts
Shiga Yasu Plant	Yasu, Shiga	Leased	146	2014	Organic multilayer printed circuit board
United States
Balboa Plant	San Diego, California	Owned	300		Semiconductor parts
Campus Plant	San Diego, California	Leased	415	2008	Mobile phone handsets
Mountain Home Plant	Mountain Home, North Carolina	Owned	134		Cutting tool
Myrtle Plant	Myrtle Beach, South Carolina	Owned	559		Electronic components
Olean Plant	Olean, New York	Owned	110		Electronic components
Raleigh Plant	Raleigh, North Carolina	Owned	206		Electronic components
South Carolina Plant	Fountain Inn, Carolina	Owned	300		Non-cartridge printers and copiers, digital network multi function equipment

Mexico
Tijuana Plant	Tijuana	Owned	117		Semiconductor parts

El Salvador
San Salvador Plant	San Salvador	Owned	306		Electronic components

United Kingdom
Paignton Plant	Paignton, England	Owned	128		Electronic components
Coleraine Plant	Coleraine, Northern Ireland	Owned	185		Electronic components

Germany
Betzdorf Plant	Betzdorf	Owned	102		Electronic components

France
Saint-Apollinaire Plant	Saint-Apollinaire	Leased	321	2007	Electronic components

Czech Republic
Lanskroun Plant	Lanskroun	Leased	239	2017	Electronic components
Lanskroun Plant	Lanskroun	Owned	281		Electronic components
Uherske Hradiste Plant	Uherske Hradiste	Owned	319		Electronic components

Hong Kong
Hong Kong Plant	Hong Kong	Leased	183	2008	Non-cartridge printers and copiers, digital network multi function equipment

China
Tianjin Plant	Tianjin, China	Owned	500		Electronic components
Shilong Plant	Dongguan, Canton	Leased	1,460	2017	Non-cartridge printers and copiers, digital network multi function equipment

Name of Plant	Location	Status	Floor Space	Lease Expires	Principal Products Manufactured
		(in thousands of square feet)
Shilong Plant	Dongguan, Canton	Leased	156	2008	Non-cartridge printers and copiers, digital network multi function equipment
Shilong Plant	Dongguan, Canton	Leased	523	2016	Optical equipments Cutting tools
Shanghai Putong Plant	Shanghai	Leased	1,026	2023	Semiconductor parts, Electronic components

Malaysia
Penang Plant	Penang	Owned	149		Electronic components

Singapore
Singapore Plant	Singapore	Owned	128		Electronic parts and materials

Thailand	Thailand	Owned	264		Electronic parts
Thailand Plant

Philippines
Philippines Plant	Philippines	Owned	135		Electronic parts

Item 5. Operating and Financial Review and Prospects

A. Operating Results

You should read the discussion of our financial condition and results of operations together with our consolidated financial statements and information included in this Form 20-F. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under Item 3.D “Risk Factor” and elsewhere in this Form 20-F.

Overview

Kyocera produces and distributes various kinds of products for the telecommunications and information processing, environmental protection and quality of life markets. Kyocera Corporation was established in 1959 as a manufacturer of ceramic parts for electronic equipment and has been expanding and diversifying its business, mainly through active merger and acquisition activities, as well as by applying its ceramic technologies to the areas of semiconductor parts, electronic components, telecommunication, metal processing, medical and dental implants and the solar energy fields. Kyocera develops, produces and distributes a variety of parts and devices for electronic equipment such as computers, automobiles, printers and copiers as well as consumer electronic products such as mobile phone handsets and digital still cameras. Kyocera earns revenue and income and generates cash from sales of these products.

Kyocera divides its worldwide operations into eight reporting segments for its financial reporting purposes: the Fine Ceramic Parts Group, the Semiconductor Parts Group, the Applied Ceramic Products Group (former “Consumer-Related Products” business), the Electronic Device Group, the Telecommunications Equipment Group, the Information Equipment Group, the Optical Equipment Group (former “Optical Instruments” business) and Others. The net sales of these segments (including inter-segment net sales) accounted for 6.2%, 10.8%, 8.0%, 22.3%, 21.3%, 20.4%, 3.0% and 10.0%, respectively, of Kyocera’s total net sales for the fiscal year ended March 31, 2005 (fiscal 2005). Also, in fiscal 2005, net sales to Japan, the United States, Asia, Europe and Other accounted for 40.0%, 21.0%, 17.3%, 14.9% and 6.8%, respectively.

Kyocera derives a substantial portion of its revenue from sales of products and services in electronic equipment industries, including IT industries. In fiscal 2005, the business environment surrounding the components business, which includes the Fine Ceramic Parts Group, the Semiconductor Parts Group and the Electronic Device Group, changed considerably from the first half of fiscal 2005 to the second half of fiscal 2005. Components demand for mobile phone handsets, computer equipment and digital consumer products, which showed strong growth in the first half of fiscal 2005, slowed down in the second half of fiscal 2005 as companies engaged in the manufacture of electronic equipment were forced to make production adjustments in order to reduce their inventories. Price declines of key components also accelerated in the second half of fiscal 2005 in accord with these factors. Similar product sales price declines were also seen in Kyocera’s finished products, particularly CDMA mobile phone handsets, Personal Handyphone System (PHS)-related products, information equipment such as printers and copiers, and digital still cameras.

Kyocera’s electronic equipment-related businesses were therefore faced with an extremely difficult business environment in the second half of fiscal 2005. Nevertheless, businesses in non-electronic equipment-related industries made positive contributions to Kyocera’s consolidated results in fiscal 2005, in particular the Applied Ceramic Products Group. Such areas included solar power generation systems spurred by rising environmental concerns and cutting tools for which demand increased considerably due to robust production activities at automobile manufacturers.

As a result of favorable market conditions in the first half of fiscal 2005, Kyocera enjoyed year-on-year increases in sales in the Fine Ceramic Parts Group, the Semiconductor Parts Group and the Electronic Device Group.

Sales in the Applied Ceramic Products Group increased significantly compared with fiscal 2004. Meanwhile, sales in the Information Equipment Group also increased due to steady growth in sales of monochrome copiers, printers and digital multifunction products (MFPs) in Europe.

Conversely, in the Telecommunications Equipment Group, which develops, manufactures and sells products such as CDMA mobile phone handsets for Japan and the United States and PHS-related products for China, sales decreased compared with fiscal 2004. The main reasons for this decrease were intense price competition in these two product areas in Japan and overseas, and inventory reduction of PHS-related products in China.

In the Optical Equipment Group, which includes digital still cameras and optical modules for camera-equipped mobile phone handsets as its key products, Kyocera decided to considerably downsize the digital still camera and conventional still camera businesses in fiscal 2005, which led to a marked decline in sales in the camera business. However, Kyocera also commenced the manufacture and sale of optical modules in fiscal 2005. Consequently, sales in Optical Equipment Group increased compared with fiscal 2004.

To make the components and equipment businesses highly profitable, our specific business developments aimed at accomplishing the aforementioned goals are as follows.

(1) Enhance Profitability of Equipment Business

Kyocera intends to improve performance in the Telecommunications Equipment Group and the Optical Equipment Group, which that was sluggish in fiscal 2005. In the mobile phone handset business, Kyocera plans to implement additional structural reforms at Kyocera Wireless Corp. to improve its profitability. With regard to PHS-related products, Kyocera will strive for business expansion through the introduction of next-generation base stations and handsets in line with the commencement of new high-speed data communication services in Japan. In addition to creating new markets and launching more cost-competitive products overseas, Kyocera will also strive to capture new customers for its high speed wireless internet systems. Kyocera seeks to boost profitability in the optical equipment business by maximizing the positive effects of structural reforms executed in fiscal 2005. Other initiatives aimed at improving profitability in this business include expanding the business for optical components, especially optical modules for mobile phone handsets, and increasing productivity at production sites in China.

(2) Enhance Profitability of Components Business

Kyocera will aggressively pursue improvements in productivity through production process reforms implemented up until now. In fiscal 2006, Kyocera plans to promote, strengthen and reinforce a business foundation that we believe will drive future business development. Specifically, investments will be strategically and aggressively channeled into businesses focused on solar energy products, ceramic components for semiconductor and LCD fabrication equipment, organic packages, cutting tools, LCDs and organic EL displays to further improve profitability.

Results of Operations

Fiscal 2005 compared with Fiscal 2004

Net sales

In fiscal 2005, Kyocera’s net sales increased by ¥39,841 million ($372 million), or 3.5%, to ¥1,180,655 million ($11,034 million) compared with ¥1,140,814 million in fiscal 2004.

The increase in net sales was due mainly to growth in demand for major components used in mobile phone handsets, computer-related equipment and digital consumer products, which boosted revenues from sales in the Fine Ceramic Parts Group, the Semiconductor Parts Group and the Electronic Device Group in the first half of fiscal 2005. The business environment in the second half of fiscal 2005 changed considerably from the first half of fiscal 2005. Components demand for mobile phone handsets and digital consumer products slowed down, due to stagnant demand after the Olympic Games and production adjustment for reducing inventories by set manufacturers in the second half of fiscal 2005. Total sales from the Fine Ceramic Parts Group, the Semiconductor Parts Group and the Electronic Device Group amounted to ¥217,810 million ($2,036 million) in the second half of fiscal 2005, a decrease of ¥29,048 million ($271 million) or 11.8%, compared with ¥246,858 million ($2,307 million) in the first half of fiscal 2005. Full-year sales of these reporting segments increased by ¥30,220 million ($282 million), or 7.0%, to ¥464,668 million ($4,343 million) compared with ¥434,448 million in fiscal 2004.

Sales in the Applied Ceramic Products Group and the Information Equipment Group rose by boosting sales in new products through the year. Sales in the Applied Ceramic Products Group increased by ¥15,592 million ($146 million), or 19.9% and sales in the Information Equipment Group increase by ¥26,953 million ($252 million), or 12.6%, respectively. Conversely, revenue from the Telecommunications Equipment Group in fiscal 2005 decreased by ¥51,869 million ($485 million), or 17.1% compared with fiscal 2004, due to a delayed release of new CDMA mobile phone handsets to the North American market and stagnant demand for PHS-related products caused by inventory reductions in China.

A detailed analysis and discussion about Kyocera’s net sales and by reporting and geographic segments are as follows:

Net sales by reporting segment

The following table shows a breakdown of Kyocera’s total consolidated net sales for fiscal 2004 and fiscal 2005 for Kyocera’s eight reporting segments: the Fine Ceramic Parts Group, the Semiconductor Parts Group, the Applied Ceramic Products Group, the Electronic Device Group, the Telecommunications Equipment Group, the Information Equipment Group, the Optical Equipment Group and Others.

	Years ended March 31,
	(Yen in millions and U.S. dollars in thousands)
	2004	2005	2005
Fine Ceramic Parts Group	¥68,758	¥73,711	$688,888
Semiconductor Parts Group	108,784	127,960	1,195,888
Applied Ceramic Products Group	78,287	93,879	877,374
Electronic Device Group	256,906	262,997	2,457,916
Telecommunications Equipment Group	302,787	250,918	2,345,028
Information Equipment Group	214,192	241,145	2,253,692
Optical Equipment Group	29,297	35,776	334,355
Others	100,505	118,040	1,103,177
Adjustments and eliminations	(18,702)	(23,771)	(222,159)

	¥1,140,814	¥1,180,655	$11,034,159

Fine Ceramic Parts Group

Sales in this segment increased by ¥4,953 million ($46 million), or 7.2%, to ¥73,711 million ($689 million) compared with ¥68,758 million in fiscal 2004. In particular, components demand for semiconductor and LCD fabrication equipment and sapphire substrates for LEDs grew favorably.

Semiconductor Parts Group

Sales in this segment increased by ¥19,176 million ($179 million), or 17.6%, to ¥127,960 million ($1,196 million) compared with ¥108,784 million in fiscal 2004. Sales of ceramic packages and organic packages used in mobile phone handsets and digital consumer products rose.

Applied Ceramic Products Group

Sales in this segment increased by ¥15,592 million ($146 million), or 19.9%, to ¥93,879 million ($877 million) compared with ¥78,287 million in fiscal 2004. Sales of solar modules and solar power generation systems expanded in Europe and Japan. Sales of cutting tools for automotive industry also grew.

Electronic Device Group

Sales in this segment increased by ¥6,091 million ($57 million), or 2.4%, to ¥262,997 million ($2,458 million) compared with ¥256,906 million in fiscal 2004. A full year sales contribution from Kyocera Kinseki resulted in an increase in sales in this segment. Sales of thin-film devices also expanded considerably, as sales grew for LCDs both in Japan and overseas and for thermal printheads for digital photo printers. In addition, sales at AVX, which account for approximately 53% of the net sales in this segment, and at Kyocera Kinseki grew steadily, supported by strong demand for digital consumer products through more active market environment for the electronic industry in the first half of fiscal 2005.

Telecommunications Equipment Group

Sales in this segment decreased by ¥51,869 million ($485 million), or 17.1%, to ¥250,918 million ($2,345 million) compared with ¥302,787 million in fiscal 2004. Sales of mobile phone handsets decreased both in Japan and overseas. Sales at KWC declined due to a delayed launch of new CDMA handsets in the U.S. and intensified price competition of mobile phone handsets. Sales of mobile phone handsets in Japan also decreased, due to the delayed introduction of new models and negative impact of inventory reduction by a PDC carrier. Sales of PHS-related products dropped due to inventory reduction in China.

Information Equipment Group

Sales in this segment increased by ¥26,953 million ($252 million), or 12.6%, to ¥241,145 million ($2,254 million) compared with ¥214,192 million in fiscal 2004. This increase was due to expanded sales of mid- and high-speed digital MFPs and the sales contribution of new models, such as low- and mid- speed models in Europe.

Optical Equipment Group

Sales in this segment increased by ¥6,479 million ($61 million), or 22.1%, to ¥35,776 million ($334 million) compared with ¥29,297 million in fiscal 2004. In this segment, Kyocera decided to downsize the camera business and focus on the optical components business. As a result, sales of digital still cameras dropped. However, sales of optical modules used in mobile phone handsets contributed to sales for the first time, which resulted in year-on-year growth in this segment. Optical modules sales accounted for approximately 40% of sales in this segment.

Others

Sales in this segment increased by ¥17,535 million ($164 million), or 17.4%, to ¥118,040 million ($1,103 million) compared with ¥100,505 million in fiscal 2004.

Sales in Kyocera Communication Systems Co., Ltd. and its consolidated subsidiaries, which accounts for approximately 61% of this segment net sales, increased due to a growth in sales of telecommunications engineering and data center businesses.

Kyocera Chemical Corporation and its consolidated subsidiaries (Kyocera Chemical) increased sales due to the steady growth of flexible printed circuit boards, molding dies of components for automobiles and casting resin.

Net Sales by geographic segments

The following table shows a breakdown of Kyocera’s total consolidated net sales for fiscal 2004 and fiscal 2005, distinguishing between domestic and overseas sales and, in respect of overseas sales, showing the geographical areas in which such sales were made:

	Years ended March 31,
	(Yen in millions and U.S. dollars in thousands)
	2004	2005	2005
Japan	¥456,807	¥472,417	$4,415,112
United States	251,326	248,333	2,320,869
Asia	194,302	203,848	1,905,122
Europe	156,929	175,850	1,643,458
Others	81,450	80,207	749,598

	¥1,140,814	¥1,180,655	$11,034,159

Sales in Japan, which accounted for 40.0% of total net sales, increased by ¥15,610 million ($146 million), or 3.4%, to ¥472,417 million ($4,415 million) compared with ¥456,807 million in fiscal 2004. Kyocera’s sales in overseas markets, which accounted for 60.0% of total net sales, increased by ¥24,231 million ($226 million), or 3.5%, to ¥708,238 million ($6,619 million) compared with ¥684,007 million in fiscal 2004.

Sales in overseas markets are denominated primarily in U.S. dollars and the Euro. Compared with fiscal 2004, the yen appreciated against the U.S. dollar and depreciated against the Euro. In terms of net sales, the negative effects of the rising yen against the U.S. dollar outweighed the positive impact of the weak yen against the Euro. Accordingly, consolidated net sales after translation into yen were pushed down by approximately ¥21,200 million ($198 million) compared with fiscal 2004.

Sales in Japan increased due mainly to a full year contribution from Kyocera Kinseki and Kyocera SLC Technologies Corporation, which became consolidated subsidiaries in fiscal 2004 and contributed to increased sales of semiconductor and LCD fabrication components, and solar modules and solar power generation systems. In addition, sales of optical modules for camera-equipped mobile phone handsets contributed to sales for the first time in fiscal 2005, and resulted in a sales increase of the Optical Equipment Group.

The weak yen against the Euro produced a positive impact on sales in Europe, and sales growth in Europe was stronger than in other overseas markets. Sales in Europe expanded by ¥18,921 million ($177 million), or 12.1%, to ¥175,850 million ($1,643 million) compared with ¥156,929 million in fiscal 2004, due to increased sales in the Information Equipment Group and solar energy products supported by expansion of demand, particularly in Germany. Sales in Asia rose by ¥9,546 million ($89 million), or 4.9%, to ¥203,848 million ($1,905 million) compared with ¥194,302 million in fiscal 2004. In fiscal 2004, Kyocera Corporation acquired 100% of the shares of Kyocera Kinseki and established new sales subsidiaries of AVX Corporation to pursue group synergies within the Electronic Device Group and to expand this business. Synergy effects through these measures were evident in fiscal 2005, as sales of mobile phone handsets increased in India through active marketing by Kyocera Wireless Corp. and its consolidated subsidiaries (KWC). Sales in the United States decreased by ¥2,993 million ($28 million), or 1.2%, to ¥248,333 million ($2,321 million) compared with ¥251,326 million in fiscal 2004, due mainly to downturn sales in the Telecommunications Equipment Group.

Cost of sales and gross profit

In fiscal 2005, cost of sales decreased by ¥5,157 million ($48 million), or 0.6%, to ¥855,067 million ($7,991 million) from ¥860,224 million in fiscal 2004. Raw material costs of ¥386,262 million ($3,610 million) accounted for 45.2%, and labor costs of ¥158,427 million ($1,481 million) accounted for 18.5%. The ratio of cost of sales to net sales was 72.4%, a decrease of 3.0 points compared with 75.4% in fiscal 2004. In fiscal 2004, cost of sales contained a write-down amounting to ¥10,351 million of current inventories of tantalum materials and purchase commitments based on long-term contracts at AVX, labor costs totaling ¥13,735 million related to the transfer of the substitutional portion of Employee Pension Funds (EPF) of Kyocera Corporation and Kyocera Mita Corporation and its consolidated subsidiaries (KMC) to the Japanese government, and a reduction of labor costs of ¥2,821 million by the withdrawal from EPF at Kyocera Chemical. Aside from the special factors stated above, cost of sales in fiscal 2005 substantially increased due to increases of sales in the Fine Ceramic Parts Group, the Semiconductor Parts Group, the Applied Ceramic Products Group, the Electronic Device Group, the Information Equipment Group, and the Optical Equipment Group.

In fiscal 2005, Kyocera recorded ¥5,421 million ($51 million) as restructuring costs in the Telecommunications Equipment Group and the Optical Equipment Group. In the Optical Equipment Group, losses of ¥4,918 million ($46 million) related to reduction of inventories, were recorded to downsize the camera business. In the Telecommunications Equipment Group, restructuring charges of ¥503 million ($5 million) were recorded at KWC with the transfer of production to Mexico, where more cost-effective labor is possible. As a result, gross profit increased by ¥44,998 million ($421 million), or 16.0%, in fiscal 2005 to ¥325,588 million ($3,043 million) from ¥280,590 million in fiscal 2004. The gross profit ratio increased by 3.0 point from 24.6% to 27.6%.

SG&A expenses and profit from operations

Selling, general and administrative (SG&A) expenses in fiscal 2005 increased by ¥52,992 million ($495 million), or 30.9%, to ¥224,620 million ($2,099 million) compared with ¥171,628 million in fiscal 2004. Labor cost was ¥111,461 million ($1,042 million), or 49.6% of total SG&A, and sales promotion and advertising cost was ¥39,175 million ($366 million), or 17.4% of total SG&A. The proportion of SG&A expenses to net sales rose by 4.0 points to 19.0% in fiscal 2005 compared with 15.0% in fiscal 2004. The transfer of the substitutional portion of EPF of Kyocera Corporation and KMC resulted in the deduction of SG&A expenses of ¥32,652 million, while the withdrawal from EPF at Kyocera Chemical resulted in a deduction of ¥3,132 million in fiscal 2004. Excluding the special items above, the increase in SG&A expenses in fiscal 2005 reflected an increase in costs associated with aggressive R&D activities and an increase in advertising expenses, mainly at KMC. As a result, profit from operations decreased by ¥7,994 million ($75 million), or 7.3%, to ¥100,968 million ($944 million) compared with ¥108,962 million in fiscal 2004. The gross margin fell by 1.0 point to 8.6% in fiscal 2005 compared with 9.6% in fiscal 2004.

Interest and dividend income

Interest and dividend income in fiscal 2005 increased by ¥1,513 million ($14 million), or 31.0%, to ¥6,396 million ($60 million) compared with ¥4,883 million in fiscal 2004. This was mainly because KDDI Corporation (KDDI) increased its corporate dividend per share thanks to a favorable business performance, thus increasing dividend income on Kyocera’s investments in KDDI. Kyocera has an investment policy aimed at low risk, stability and liquidity, and does not typically invest in high-risk financial instruments only for pursuing profitability.

Interest expense

Interest expense in fiscal 2005 decreased by ¥11 million ($0 million), or 0.9%, to ¥1,275 million ($12 million) compared with ¥1,286 million in fiscal 2004. The Japanese financial market was still in a low-interest climate, and therefore there was no material fluctuation in interest expense.

Foreign currency translation

During fiscal 2005, the yen appreciated by ¥5, or 4.4%, against the U.S. dollar and depreciated by ¥2, or 1.5%, against Euro compared with fiscal 2004, respectively. At March 31, 2005, the yen depreciated by ¥1, or 0.9%, against the U.S. dollar and depreciated by ¥10, or 7.8%, against Euro compared with at March 31, 2004, respectively. The net effect of foreign currency fluctuations was a gain of ¥2,618 million ($24 million).

Kyocera typically enters into forward exchange contracts to minimize currency exchange risks on foreign currency denominated receivables and payables. Kyocera confines its use of derivative financial instruments to the hedging of its foreign exchange exposures, and does not utilize derivative transactions for trading purposes.

Gains and losses from investments

In fiscal 2005, Kyocera’s earnings or losses on equity-method investments resulted in losses of ¥1,678 million ($16 million), a fall of ¥4,253 million ($40 million), compared with earnings of ¥2,575 million in fiscal 2004. Kyocera’s equity in earnings or losses of affiliates and unconsolidated subsidiaries in fiscal 2005 was derived mainly from interests in WILLCOM, INC. (WILLCOM) and Taito Corporation (Taito).

Kyocera Corporation owned a 13.33% interest in WILLCOM, which was formerly known as DDI Pocket, Inc. (DDI Pocket) and which changed its name in February 2005. WILLCOM operates a PHS business. In October 2004, Kyocera purchased an additional 16.67% ownership interest for ¥9,993 million ($93 million) to expand sales in its PHS-related business. Due to its cumulative ownership interest of 30%, Kyocera Corporation accounts for its investment by the equity method. As WILLCOM recorded a net loss due to an increase in operating costs related to its business expansion in fiscal 2005, Kyocera recorded a loss on its equity-method investment in WILLCOM.

Kyocera Corporation owns a 36.02% interest in Taito, a major affiliate which operates in electronic amusement business. In fiscal 2005, Taito’s net income decreased compared with fiscal 2004 due to a sluggish sales of home-use game machines, an additional investment in production facilities for game machines and costs of opening new game arcades, in spite of an increase in sales of commercial-use game machines. As a result, Kyocera’s earning on its equity-method investment in Taito decreased.

In fiscal 2005, losses on impairment of investment securities amounted to ¥132 million ($1 million), a decrease of ¥898 million ($8 million), compared with ¥1,030 million in fiscal 2004. Losses recorded in fiscal 2005 and fiscal 2004 were due mainly to management’s estimation that certain non-public companies in which Kyocera invested would still need considerable time to recover profitability in their operating activities.

Income before income taxes

In fiscal 2005, Kyocera recorded an increase in operating profit due to higher sales, especially in the components business, and to various cost-reduction activities. In contrast, however, a significant decrease in profits was recorded in the equipment business. Despite higher revenues from sales of the Information Equipment Group, such as digital MFPs, the Telecommunications Equipment Group slumped due to repair costs for defective products, and restructuring charges were recorded in line with the policy to downsize the camera business. Consequently, income before income taxes decreased by ¥7,510 million ($70 million), or 6.5%, to ¥107,530 million ($1,005 million) compared with ¥115,040 million in fiscal 2004. In fiscal 2004 Kyocera also recorded a settlement gain of ¥18,917 million for a substitutional portion of EPF and ¥5,953 million of a withdrawal gain of EPF at a subsidiary.

Operating profit by reporting segment

The following table shows a breakdown of Kyocera’s consolidated income before income taxes, and operating profit for fiscal 2004 and fiscal 2005 for Kyocera’s eight reporting segments: the Fine Ceramic Parts Group, the Semiconductor Parts Group, the Applied Ceramic Products Group, the Electronic Device Group, the Telecommunications Equipment Group, the Information Equipment Group, the Optical Equipment Group and Others.

	Years ended March 31,
	(Yen in millions and U.S. dollars in thousands)
	2004	2005	2005
Fine Ceramic Parts Group	¥10,239	¥11,535	$107,804
Semiconductor Parts Group	10,603	17,550	164,019
Applied Ceramic Products Group	10,297	17,129	160,084
Electronic Device Group	5,047	35,406	330,897
Telecommunications Equipment Group	5,082	(14,918)	(139,421)
Information Equipment Group	31,986	36,186	338,187
Optical Equipment Group	(5,826)	(15,387)	(143,804)
Others	9,683	13,019	121,673

	77,111	100,520	939,439

Corporate	34,871	8,683	81,149

Equity in earnings (losses) of affiliates and unconsolidated subsidiaries	2,575	(1,678)	(15,682)
Adjustments and eliminations	483	5	47

Income before income taxes	¥115,040	¥107,530	$1,004,953

Fine Ceramic Parts Group

Operating profit in this segment increased by ¥1,296 million ($12 million) or 12.7%, to ¥11,535 million ($108 million) compared with ¥10,239 million in fiscal 2004. This was due primarily to improvement of manufacturing efficiency by higher sales of fine ceramic components used in semiconductor and LCD fabrication equipment and sapphire substrates.

Semiconductor Parts Group

Operating profit in this segment increased by ¥6,947 million ($65 million) or 65.5%, to ¥17,550 million ($164 million) compared with ¥10,603 million in fiscal 2004. This was due primarily to improved capacity utilization by higher sales of ceramic packages used in mobile phone handsets, and due to reduced costs through the utilization of China-based production facilities.

Applied Ceramic Products Group

Operating profit in this segment increased by ¥6,832 million ($64 million) or 66.3%, to ¥17,129 million ($160 million) compared with ¥10,297 million in fiscal 2004. Sales in the solar energy business increased steadily supported by a rising global orientation towards clean energy. Meanwhile, profit in this business also grew as Kyocera reduced costs through the utilization of China-based production facilities established in fiscal 2004. Brisk markets led to increases in both sales and profits of cutting tools and dental and orthopedic implants.

Electronic Device Group

Operating profit in this segment increased by ¥30,359 million ($284 million) or 601.5%, to ¥35,406 million ($331 million) compared with ¥5,047 million in fiscal 2004. In fiscal 2004, AVX wrote down ¥10,351 million of inventories of tantalum materials and purchase commitments based on long-term contracts, and also booked a restructuring charge of ¥2,975 million associated with the closure of its overseas ferrite manufacturing facilities and headcount reductions. In fiscal 2005, despite deterioration in the markets for capacitors and connectors in the second half, the absence of large-scale write-downs and restructuring charges that were evident in fiscal 2004, together with improved productivity led to strong growth in profit.

Telecommunications Equipment Group

Operating profit in this segment substantially decreased by ¥20,000 million ($187 million) to a loss of ¥14,918 million ($139 million) compared with income of ¥5,082 million in fiscal 2004. This decrease was due to significant operating losses recorded at KWC. KWC recorded significant losses due to decline in market prices, some defective products, and the relocation costs of production sites. Furthermore, repair costs for defective software and delays in the market introduction of new products in Japan also led to losses.

Information Equipment Group

Operating profit in this segment increased by ¥4,200 million ($39 million) or 13.1%, to ¥36,186 million ($338 million) compared with ¥31,986 million in fiscal 2004. This increase was due primarily to a steady growth in sales of digital MFPs and an increase in sales of high-value-added products. Lower costs achieved through a China-based production facility also contributed to the increase in operating profit.

Optical Equipment Group

Operating loss in this segment increased by ¥9,561 million ($89 million) to ¥15,387 million ($144 million) compared with a loss of ¥5,826 million in fiscal 2004. This reflected higher-than-expected costs associated with the launch of the optical module business in fiscal 2005, and restructuring charges related to the downsizing of the camera business in fiscal 2005.

Others

Operating profit in this segment increased by ¥3,336 million ($31 million) or 34.5%, to ¥13,019 million ($122 million) compared with ¥9,683 million in fiscal 2004. This was due primarily to increased earnings in KCCS, arising from improved development efficiency and lower costs, as well as increased sales in Kyocera Chemical, especially in the businesses related to flexible printed circuit boards.

Corporate

Corporate income and losses constitute income and expenses related to the provision of management-related services by Kyocera’s head office to each reporting segment, together with any profit-and-loss items that management judges not to belong within the above reporting segments, such as litigation expenses or losses on impairment of investment securities. In fiscal 2005, Kyocera recorded Corporate income of ¥8,683 million ($81 million). This represented a decrease of ¥26,188 million ($245 million), or 75.1%, compared with Corporate income of ¥34,871 million in fiscal 2004. The main contributors in fiscal 2005 were interest and dividends. The income in fiscal 2004 included ¥18,917 million of a settlement gain for a substitutional portion of EPF, ¥5,953 million of a withdrawal gain of EPF at a subsidiary, and ¥2,284 million of a gain on reversal of excess accruals resulting from a settlement of litigation in the LaPine Case. As a result, Corporate gain decreased markedly compared with fiscal 2004.

Taxes

Current and deferred income taxes in fiscal 2005 increased by ¥8,170 million ($76 million), or 16.2%, to ¥58,480 million ($547 million) compared with ¥50,310 million in fiscal 2004. The effective tax rate of 54.4% in fiscal 2005 was 10.7 points higher than 43.7% in fiscal 2004. Kyocera Corporation received a notice of tax assessment based on transfer pricing adjustments from the Osaka Regional Tax Bureau stating that, in the Bureau’s judgment, allocation of profit earned from transfers of products between Kyocera Corporation and its overseas subsidiaries was not appropriate for five years from the year ended March 31, 1999 through the year ended March 31, 2003, and this resulted in additional current income taxes of ¥12,748 million ($119 million). Although the final resolution of the proposed tax assessment is not certain, management believes the ultimate disposition of this matter will not have a material impact on the results of operations.

Minority interests

Minority interests are principally related to AVX, which accounted for an approximately 30% minority ownership interest in fiscal 2005. Minority interests decreased by ¥6,498 million ($61 million) to a loss in minority interests of ¥3,142 million ($29 million), compared with a gain in minority interests of ¥3,356 million in fiscal 2004. This was mainly due to an increase in AVX’s net income because AVX recorded onetime charges related to a write-down of inventories and restructuring activities in fiscal 2004, and there were no such costs in fiscal 2005.

Results of Operations

Fiscal 2004 compared with Fiscal 2003

Net sales

In fiscal 2004, Kyocera’s net sales of increased by ¥71,044 million, or 6.6%, to ¥1,140,814 million compared with ¥1,069,770 million in fiscal 2003.

The increase in net sales was due mainly to growth in demand for components used in mobile phone handsets, digital consumer products and computer-related equipment, which boosted revenues from the Semiconductor Parts Group and the Electronic Device Group. Revenues from the Telecommunications Equipment Group and the Information Equipment Group also rose as Kyocera successfully introduced new mobile phone handsets and digital multifunction products (MFPs), and developed new markets. The new consolidations of Kinseki, Limited and its consolidated subsidiaries (Kinseki) and Kyocera SLC Technologies Corporation (KST) during fiscal 2004 also contributed to an increase in net sales. In addition, net sales increased due to that there was a full-year sales contribution in fiscal 2004 from Kyocera Chemical, of which sales was contributed only for eight months in fiscal 2003 after becoming a consolidated subsidiary in August 2002. Excluding the contributions to net sales due to the new consolidations of Kinseki and KST, the year-on-year growth in consolidated net sales in fiscal 2004 would have increased by 4.4% compared with 6.6% actually recorded.

A detailed analysis and discussion about Kyocera’s net sales and by reporting and geographic segments are as follows;

Net sales by reporting segment

The following table shows a breakdown of Kyocera’s total consolidated net sales for fiscal 2003 and fiscal 2004 for Kyocera’s eight reporting segments: the Fine Ceramic Parts Group, the Semiconductor Parts Group, the Applied Ceramic Products Group, the Electronic Device Group, the Telecommunications Equipment Group, the Information Equipment Group, the Optical Equipment Group and Others.

	Years ended March 31,
	(Yen in millions)
	2003	2004
Fine Ceramic Parts Group	¥64,333	¥68,758
Semiconductor Parts Group	103,602	108,784
Applied Ceramic Products Group	70,932	78,287
Electronic Device Group	227,962	256,906
Telecommunications Equipment Group	292,703	302,787
Information Equipment Group	202,022	214,192
Optical Equipment Group	35,059	29,297
Others	85,084	100,505
Adjustments and eliminations	(11,927)	(18,702)

	¥1,069,770	¥1,140,814

Fine Ceramic Parts Group

Sales in this segment increased by ¥ 4,425 million, or 6.9%, to ¥ 68,758 million compared with ¥ 64,333 million in fiscal 2003. Sapphire substrates for LCD projectors and LEDs particularly generated year-on-year growth. Sales of components for semiconductor and LCD fabrication equipment also grew, due mainly to increased demand stemming from the ongoing shift toward large-panel LCDs.

Semiconductor Parts Group

Sales in this segment increased by ¥ 5,182 million, or 5.0%, to ¥ 108,784 million compared with ¥ 103,602 million in fiscal 2003. Demand for ceramic packages increased, especially for image-sensor devices used in camera-equipped mobile phone handsets and digital still cameras (DSCs). In addition, the new consolidation of KST from September 2003 contributed to an increase in sales.

Applied Ceramic Products Group

Sales in this segment increased by ¥ 7,355 million, or 10.4%, to ¥ 78,287 million compared with ¥ 70,932 million in fiscal 2003. Expansion of demand for solar power generation systems contributed to increased sales in this segment. Sales of cutting tools also increased, due mainly to higher demand in Asia associated with increased production activities in the industry.

Electronic Device Group

Sales in this segment increased by ¥28,944 million, or 12.7%, to ¥256,906 million compared with ¥227,962 million in fiscal 2003.

Sales posted by AVX, which accounts for approximately 50% of this segment net sales, were flat at $1,137 million in fiscal 2004 on its functional currency of the U.S. dollars, but declined year-on-year by ¥10,478 million or 7.6% in yen due to the yen’s appreciation against the U.S. dollar. The net effect of the consolidation of Kinseki, which became a wholly owned subsidiary in August 2003 largely offset this. Sales of connectors at Kyocera Elco Corporation and its consolidated subsidiaries grew steadily, and sales of thin-film devices increased year-on-year due mainly to higher sales of color STN (Super Twisted Nematic) LCDs for mobile phone handsets and thermal printheads. Other contributions to an increase in sales of this segment included increased production at facilities in China of ceramic capacitors and timing devices as a result of rising demand for electronic equipment such as mobile phone handsets, PCs and digital still cameras.

Telecommunications Equipment Group

Sales in this segment increased by ¥ 10,084 million, or 3.4%, to ¥ 302,787 million compared with ¥ 292,703 million in fiscal 2003, primarily reflected higher sales at KWC. KWC generated sales growth in North American and Latin American markets in fiscal 2004 through increased customer numbers and an aggressive launch program for mid-range handset models for the Christmas season. In Japan, Kyocera missed launch opportunities due to delays in its new model development processes, which had a negative impact on Kyocera’s mobile phone handset business, resulting in a year-on-year decline in sales. Sales of high-end CDMA mobile phone handsets in China failed to generate significant sales growth due to price erosion.

Information Equipment Group

Sales in this segment increased by ¥ 12,170 million, or 6.0%, to ¥ 214,192 million compared with ¥ 202,022 million in fiscal 2003. Sales growth of information equipment in fiscal 2004 which was operated by Kyocera Mita Corporation and its consolidated subsidiaries was primarily driven by lineup expansion resulting from the launch of color models, notably in Europe. Another factor was the receipt of large volume orders overseas as customers valued the reliability of Kyocera-branded products more highly.

Optical Equipment Group

Sales in this segment decreased by ¥ 5,762 million, or 16.4%, to ¥ 29,297 million compared with ¥ 35,059 million in fiscal 2003. Sales of conventional still cameras materially reduced due to declines in their prices and an ongoing contraction in their market. On the contrary, sales of DSCs increased during fiscal 2004, largely as a result of the launch of 12 new models, including five that feature an “R-TUNE” image-processing chip that enables a camera to operate in continuous image-capture mode until the memory capacity limit is reached.

Others

Sales in this segment increased by ¥15,421 million, or 18.1%, to ¥100,505 million compared with ¥85,084 million in fiscal 2003.

KCCS increased its sales from both its business information systems and telecommunications engineering businesses following the development of new products and services. Sales of Kyocera Chemical also contributed to this segment due to the fact that its full-year results were reflected in fiscal 2004, whereas only eight months’ sales were reflected in fiscal 2003.

Net Sales by geographic segments

The following table shows a breakdown of Kyocera’s total consolidated net sales for fiscal 2003 and fiscal 2004, distinguishing between domestic and overseas sales and, in respect of overseas sales, showing the geographical areas in which such sales were made:

	Years ended March 31,
	(Yen in millions)
	2003	2004
Japan	¥423,190	¥456,807
United States	264,755	251,326
Asia	178,384	194,302
Europe	144,293	156,929
Others	59,148	81,450

	¥1,069,770	¥1,140,814

In the above table, the amounts shown by geographical area reflect sales based on the location of Kyocera’s customers.

Sales in Japan for fiscal 2004, which accounted for 40.0% of total net sales, increased by ¥33,617 million, or 7.9%, to ¥456,807 million compared with ¥423,190 million for fiscal 2003. This was due primarily to higher sales of solar systems and an increase in sales at KCCS. This also reflected sales from newly consolidated subsidiaries such as Kinseki and KST. Kyocera’s sales in overseas markets for fiscal 2004, which accounted for 60.0% of total net sales, increased by ¥37,427 million, or 5.8%, to ¥684,007 million compared with ¥646,580 million for fiscal 2003. Sales in overseas markets are denominated primarily in the U.S. dollars and the Euros. Compared with fiscal 2003, the overall impact of exchange rate fluctuations on sales for fiscal 2004 was negative as the effect of the yen’s appreciation against the U.S. dollar outweighed the effect of the yen’s depreciation against the Euro. The net negative impact on sales amounted to approximately ¥42,700 million. If the foreign exchange rates prevailing in fiscal 2003 were applied to foreign currency-denominated sales for fiscal 2004, consolidated net sales for fiscal 2004 would have increased by 10.6% from fiscal 2003, compared with the increase of 6.6% actually recorded for fiscal 2004. Kyocera’s sales in the U.S. for fiscal 2004 declined 5.1 % compared with fiscal 2003. The effect of the yen’s appreciation against the U.S. dollar depressed Kyocera’s sales for fiscal 2004 by approximately ¥37,800 million compared with fiscal 2003, and particularly sales from the Electronic Device Group in the U.S. also declined. Kyocera’s sales in Asia for fiscal 2004 increased by 8.9% compared with fiscal 2003. This increase reflected high demand for the Electronic Device Group and Kyocera’s other components business due to brisk production activities of mobile phone handsets and computer-related equipment. Kyocera’s sales in Europe for fiscal 2004 increased by 8.8% compared with fiscal 2003, due primarily to growth in demand for photovoltaic modules used in solar power generating systems, particularly in Germany, and to higher sales of printers and digital MFPs. The effect of the yen’s depreciation against the Euro also had a positive impact on sales for fiscal 2004 of approximately ¥9,800 million.

Sales in Japan for fiscal 2003, which accounted for 39.6% of total sales, increased by 3.6% compared with fiscal 2002. This was due primarily to growing sales in CDMA mobile handsets with a built-in camera and fine ceramic parts for LCD projectors. Sales in overseas markets for fiscal 2003, which accounted for 60.4% of total sales, increased by 3.3% compared with fiscal 2002, due mainly to strong demand for information equipment, such as copiers and printers, and for telecommunications equipment, in particular, PHS-related products. Sales in the U.S. for fiscal 2003 decreased by 8.6%, due mainly to a decrease in sales of optical communications components such as ceramic packages and optical fiber connector components. Sales in Asia for fiscal 2003, increased by 20.2% compared with fiscal 2002. Products of the Electronic Device Group and telecommunications equipment such as CDMA handsets and PHS-related products mainly contributed to expanded sales in this region. Sales in Europe for fiscal 2003 increased by 2.0%, due mainly to sales growth of information equipment including printers and copiers.

Cost of sales and gross profit

In fiscal 2004, cost of sales increased by ¥63,966 million, or 8.0%, to ¥860,224 million from ¥796,258 million in fiscal 2003.

Raw material costs increased by ¥74,797 million in fiscal 2004 compared with fiscal 2003. This mainly reflected increased sales and production activities of telecommunications equipment and higher production levels for digital cameras, a write-down amounted to ¥10,351 million of current inventories of tantalum materials and purchase commitments based on long-term contracts at AVX, and the effects of the new consolidation of Kinseki and KST.

Subcontractor costs increased by ¥7,452 million in fiscal 2004, principally as a result of increased production activities of telecommunications and information equipment and fine ceramic parts. Subcontractor costs also increased due to an expansion of outsourcing processes related to software development programs.

Other cost of sales increased by ¥18,564 million in fiscal 2004. This reflected increased royalty payments attributable to higher sales of telecommunications and information equipment, an increase in reserves for product warranty to take account of higher returns with telecommunications equipment in particular and increased purchases of consumables related to higher production volumes of fine ceramic parts and telecommunications equipment as well as the effects of the consolidation of Kinseki and KST. In addition, the excess accrual of ¥2,284 million was reversed as a reduction of other cost of sales to account for the difference between accrued litigation expenses following a settlement of LaPine litigation and the cash settlement.

Depreciation and amortization decreased by ¥2,510 million as a result of lower capital expenditures in recent years and the effects of the yen’s appreciation against the U.S. dollar.

The transfer of the substitutional portion of Employee Pension Funds (“EPF”) of Kyocera Corporation and KMC to the Japanese government resulted in a one-time amortization of unrecognized actuarial losses and a recognition of the difference between projected benefit obligation and accumulated benefit obligation, which represented an increase in labor costs totaling ¥13,735 million. Furthermore, the withdrawal from EPF at Kyocera Chemical also resulted in a reduction of labor costs of ¥2,821 million.

As a result, gross profit increased by ¥7,078 million, or 2.6%, in fiscal 2004 to ¥280,590 million from ¥273,512 million in fiscal 2003.The gross profit ratio decreased by 1.0 point from 25.6% to 24.6%.

SG&A expenses and profit from operations

Selling, general and administrative (SG&A) expenses in fiscal 2004 decreased by ¥18,496 million, or 9.7%, to ¥171,628 million compared with ¥190,124 million in fiscal 2003.

This reflected an increase in advertising expenses due to expand sales of telecommunications and information equipment coupled with higher sales commissions and service expenses associated with increased sales volumes, plus the effects of the consolidation of Kinseki and KST. Restructuring charges at AVX of ¥2,975 million related to the closure of overseas ferrite manufacturing facilities and headcount reductions also resulted in an increase in SG&A expenses in fiscal 2004.

The transfer of the substitutional portion of EPF of Kyocera Corporation and KMC to the Japanese government resulted in a one-time amortization of unrecognized actuarial losses and a recognition of the difference between projected benefit obligation and accumulated benefit obligation, which represented an increase in labor costs totaling ¥5,843 million. In addition, the difference between accumulated benefit obligation for a substitutional portion of EPF and the related government-specified portion of plan assets of EPF was recorded as a reduction of SG&A expenses of ¥38,495 million. Furthermore, the withdrawal from EPF at Kyocera Chemical resulted in a deduction of labor costs of ¥3,132 million.

The substantial reductions associated with the changes in EPF resulted in a significant decrease in SG&A expenses in fiscal 2004, despite an increase in net sales. A proportion of SG&A expenses to net sales fell by 2.8 points to 15.0% in fiscal 2004 compared with that of 17.8% in fiscal 2003. As a result, profit from operations increased by ¥25,574 million, or 30.7%, to ¥108,962 million compared with ¥83,388 million in fiscal 2003.

Interest and dividend income

Interest and dividend income in fiscal 2004 decreased by ¥311 million, or 6.0%, to ¥4,883 million compared with ¥5,194 million in fiscal 2003. Kyocera has an investment policy ensuring security and liquidity.

Interest expense

Interest expense in fiscal 2004 decreased by ¥146 million, or 10.2%, to ¥1,286 million compared with ¥1,432 million in fiscal 2003. A decrease in foreign currency-denominated borrowings, which are typically at higher interest rates than yen-denominated borrowings, was more than offset by higher interest expense due to the consolidation of Kinseki.

Foreign currency translation

During fiscal 2004 the yen appreciated by ¥9, or 7.4%, against the U.S. dollar and depreciated by ¥12, or 9.9%, against the Euro compared with fiscal 2003, respectively. The net effect of foreign currency fluctuations was a loss of ¥1,546 million, as a result of the yen being worth 11.7% more against the U.S. dollar at March 31, 2004 compared with at March 31, 2003. This principally resulted in losses of KMC arising from the translation of trade receivables denominated in foreign currencies.

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

Gains and losses from investments

Kyocera’s equity in earnings of affiliates and unconsolidated subsidiaries in fiscal 2004 was derived mainly from interests in Taito Corporation (Taito), Kinseki, S.K. TELETECH CO., Ltd. (SKTT). Earnings on equity-method investments amounted to ¥2,575 million, a fall of ¥517 million, or 16.7%, compared with ¥3,092 million in fiscal 2003.

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

Kyocera Corporation owned a 27.48% interest in SKTT. Kyocera’s equity in earnings of SKTT decreased compared to fiscal 2003. On March 26, 2004, Kyocera sold all of its shares of SKTT. As a result, Kyocera recorded the gain of ¥491 million.

In fiscal 2004, losses on devaluation of investment securities amounted to ¥1,030 million, a decrease of ¥1,853 million compared with ¥2,883 million in fiscal 2003. Losses recorded in fiscal 2004 was due mainly to management’s estimation that certain non-public companies in which Kyocera invested would need considerable periods to show profitability in their operating activities. Losses recorded in fiscal 2003 were attributable mainly to a prolonged decline in the market value of Japanese bank stock held by Kyocera Corporation.

Income before income taxes

In fiscal 2004, increases in operating profits in the Fine Ceramic Parts Group, the Semiconductor Parts Group, the Applied Ceramic Products Group and the Information Equipment Group outweighed the negative effects of a decline in operating profit in the Electronic Device Group, primarily due to one-time charges related to inventory write-downs and restructuring activities at AVX, and lower operating profits in the Telecommunications Equipment Group and the Optical Equipment Group. Kyocera also recorded a settlement gain of ¥18,917 million for a substitutional portion of EPF as mentioned in the descriptions of cost of sales and SG&A. Income before income taxes increased by ¥39,003 million, or 51.3%, to ¥115,040 million compared with ¥76,037 million in fiscal 2003.

As with net sales, the overall impact of exchange rate fluctuations on income before income taxes in fiscal 2004 was negative as the effect of the yen’s appreciation against the U.S. dollar outweighed the effect of the yen’s depreciation against the Euro. The net impact on income before income taxes amounted to approximately ¥3,900 million. If the foreign exchange rates prevailing in fiscal 2003 were applied, consolidated income before income taxes would have shown a year-on-year increase of 56.5%, compared with the 51.3% increase actually recorded.

A detailed analysis and discussion about Kyocera’s income before income taxes, and operating profit by reporting segments are as follows.

Operating profit by segment

The following table shows a breakdown of Kyocera’s consolidated income before income taxes, and operating profit for fiscal 2003 and fiscal 2004 for Kyocera’s eight reporting segments: the Fine Ceramic Parts Group, the Semiconductor Parts Group, the Applied Ceramic Products Group, the Electronic Device Group, the Telecommunications Equipment Group, the Information Equipment Group, the Optical Equipment Group and Others.

	Years ended March 31,
	(Yen in millions)
	2003	2004
Fine Ceramic Parts Group	¥9,674	¥10,239
Semiconductor Parts Group	3,738	10,603
Applied Ceramic Products Group	5,385	10,297
Electronic Device Group	11,816	5,047
Telecommunications Equipment Group	18,314	5,082
Information Equipment Group	23,351	31,986
Optical Equipment Group	(1,645)	(5,826)
Others	7,412	9,683

	78,045	77,111

Corporate	(5,619)	34,871

Equity in earnings of affiliates and unconsolidated subsidiaries	3,092	2,575
Adjustments and eliminations	519	483

Income before income taxes	¥76,037	¥115,040

Commencing in fiscal 2004, operating profit of the Precision Machine Division of Kyocera Corporation, previously included in “Others” was changed to “Corporate.” Previously published net sales and operating profits of such reporting segments for fiscal 2003 have been reclassified accordingly.

Fine Ceramic Parts Group

Operating profit in this segment increased by ¥ 565 million, or 5.8%, to ¥ 10,239 million compared with ¥ 9,674 million in fiscal 2003, due primarily to higher sales of components used in semiconductor and LCD fabrication equipment and sapphire substrates.

Semiconductor Parts Group

Operating profit in this segment increased substantially by ¥ 6,865 million, or 183.7%, to ¥ 10,603 million compared with ¥ 3,738 million in 2003, due to expanded production efficiencies of SMD ceramic packages in China accompanied with stable growth in demand. Increased sales and higher manufacturing productivity also improved the profitability of organic material components and optical communications components and packages.

Applied Ceramic Products Group

Operating profit in this segment increased by ¥ 4,912 million, or 91.2%, to ¥ 10,297 million compared with ¥ 5,385 million in fiscal 2003, due primarily to improved production yields with solar power generation systems and reduced manufacturing costs for cutting tools through higher levels of China-based production.

Electronic Device Group

Operating profit in this segment decreased by ¥6,769 million, or 57.3%, to ¥5,047 million compared with ¥11,816 million in fiscal 2003. The decline in profits was due primarily to an operating loss recorded at AVX for fiscal 2004. AVX wrote down ¥10,351 million of current inventories of tantalum materials and purchase commitments based on long-term contracts, and also booked a restructuring charge of ¥2,975 million associated with the closure of its overseas ferrite manufacturing facilities and headcount reductions. As a result, operating loss in fiscal 2004 at AVX increased materially compared with fiscal 2003.

Elsewhere, in the first half of fiscal 2004, Kyocera Corporation transferred its manufacturing lines for ceramic capacitors from the Kitami Plant in Hokkaido, Japan to Shanghai, China and to other plants in Japan. However, through internal efforts toward improved yields and higher productivity of ceramic capacitors contributed to increased profits remarkably in the second half of fiscal 2004. Other factors contributing to higher segment profits included positive effects from increased sales of connectors and substantially improved profitability with thin-film products as LCD sector. In addition, increased demand for optical low-pass filters used in DSCs helped Kinseki Limited post markedly higher profit margins compared with fiscal 2003.

Telecommunications Equipment Group

Operating profit in this segment decreased by ¥ 13,232 million, or 72.3%, to ¥ 5,082 million compared with ¥ 18,314 million in fiscal 2003, due primarily to declined sales of mobile phone handsets in Japan and China and to price erosion of PHS-related products. Compared with fiscal 2003, KWC reduced its operating loss as improved quality control systems and higher sales started to feed through into increased profits from the second half of fiscal 2004.

Information Equipment Group

Operating profit in this segment increased by ¥ 8,635 million, or 37.0%, to ¥ 31,986 million compared with ¥ 23,351 million in fiscal 2003. This was due primarily to strong sales of printers and digital MFPs combined with reduced costs arising from increased China-based production and an ongoing shift toward the use of common engines across printer and digital MFP product ranges.

Optical Equipment Group

Operating loss in this segment increased by ¥ 4,181 million to ¥ 5,826 million compared with operating loss of ¥ 1,645 million in fiscal 2003. Poor sales of conventional still cameras combined with development costs for the “R-TUNE” engine and higher promotional costs for DSCs resulted in an operating loss.

Others

Operating profit in this segment increased by ¥ 2,271 million, or 30.6%, to ¥ 9,683 million compared with ¥ 7,412 million in fiscal 2003. This was due primarily to increased earnings at KCCS, which arose from improved development efficiency in information systems operations as well as shortened installation times and cost reductions in the telecommunications engineering business.

Corporate

Corporate gains and losses constitute income and expenses related to the provision of management-related services by Kyocera’s head office to each reporting segment, together with any profit-and-loss items that management judges not to belong within the above reporting segments, such as litigation expenses or losses on devaluation of investment securities. In fiscal 2004, Kyocera recorded Corporate gain of ¥34,871 million. Compared with Corporate loss of ¥5,619 million recorded in fiscal 2003, Corporate gain improved by ¥40,490 million. This was partly due to a decrease in expenses associated with the provision of management-related services by Kyocera’s head office, and the absence of losses of ¥8,042 million on devaluation of investment in Japanese banks and Kinseki following a recovery of share prices on Japanese stock markets in fiscal 2004. This increase in Corporate gain also included special items recorded in fiscal 2004, such as ¥18,917 million of a settlement gain for a substitutional portion of EPF at Kyocera Corporation and KMC, ¥5,953 million of a withdrawal gain of EPF at Kyocera Chemical, and ¥2,284 million of a gain on reversal of excess accruals resulting from a settlement of the LaPine Case.

Taxes

Current and deferred income taxes in fiscal 2004 increased by ¥17,530 million, or 53.5%, to ¥50,310 million compared with ¥32,780 million in fiscal 2003. The effective tax rate of 43.7% in fiscal 2004 was 0.6 points higher than that of 43.1% in fiscal 2003. This was due mainly to an increase in pre-tax losses, recorded at certain foreign subsidiaries taxed at lower rates than Japanese statutory tax rate of 42.0%, increased, and valuation allowances on deferred tax assets were also recorded at those subsidiaries.

Minority interests

Minority interests were principally related to AVX, which accounted for an approximately 30% minority ownership interest in fiscal 2004. Minority interests increased by ¥3,192 million to ¥3,356 million compared with ¥164 million in fiscal 2003. This was due to increased losses incurred by one-time charges related to a write-down of inventories and restructuring activities.

Business Combinations and Investments

Investment in WILLCOM, INC. in fiscal 2005

On June 21, 2004, the Carlyle Group (Carlyle), Kyocera, KDDI and DDI Pocket reached an agreement that a consortium of Carlyle, Kyocera and KDDI would acquire the business of DDI Pocket, a subsidiary of KDDI. Under the agreement, the company that succeeds DDI Pocket’s business, the name of which was changed to WILLCOM in February 2005, was invested 30% by Kyocera. In cooperation with WILLCOM, Kyocera will endeavor to expand sales in its PHS-related business by carving out new markets in Japan as well as overseas.

Establishment of Japan Medical Materials Corporation in fiscal 2005

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

Investment in Kyocera SLC Technologies Corporation in Fiscal 2004

On June 30, 2003, in order to reinforce the business of organic circuit boards, Kyocera Corporation and IBM Japan, Ltd. reached an agreement for the transfer to Kyocera Corporation from IBM Japan, Ltd. of the SLC (Surface Laminar Circuitry: laminated highdensity printed circuit board) business of Yasu Site of IBM Japan, Ltd., and have executed a business transfer agreement. Kyocera Corporation acquired this business in exchange for cash of ¥8,594 million. Kyocera Corporation incorporated a new successor company, “Kyocera SLC Technologies Corporation”, on August 12, 2003, which commenced operation on September 1, 2003.

Investment in Kyocera Chemical Corporation in Fiscal 2003

On May 16, 2002, Kyocera Corporation and Toshiba Chemical Corporation, which manufactures and sells electronic parts and materials, reached an agreement whereby Kyocera Corporation would make Toshiba Chemical Corporation a wholly-owned subsidiary of Kyocera Corporation through a share exchange. Kyocera entered into this transaction in order to reinforce the business of electronic parts and materials held by Toshiba Chemical Corporation and the Electronic Device Group and other divisions of Kyocera. On August 1, 2002, Kyocera Corporation issued 990,990 shares of common stock of Kyocera Corporation in exchange for 45,045,000 shares (100%) of Toshiba Chemical Corporation held by its shareholders. On the same day, Toshiba Chemical Corporation was renamed as Kyocera Chemical Corporation.

Restructuring Activities

In fiscal 2005, Kyocera recorded ¥7,369 million ($69 million) of restructuring costs which consisted of ¥6,866 million ($64 million) related to the structural reform of the Optical Equipment Group and ¥503 million ($5 million) related to the reform of the Telecommunications Equipment Group.

Structural reform in the Optical Equipment Group was focused on downsizing the camera business. Since the acquisition of Yashica Co., Ltd. in 1983, Kyocera has advanced its optical instruments business centered on the camera business under the CONTAX, KYOCERA and YASHICA brands. With the shift from still to digital cameras in the camera market in 2004, Kyocera pushed ahead with the production and sale of digital cameras best suited to consumer needs. The digital camera market has expanded considerably on a global scale, however, and because the optical instruments business was unable to achieve sufficient cost reductions to counter the ensuing intense cost competition with competitors, it was forced into a difficult business situation. As a result of extensive investigation into how to effectively utilize management resources under the policies of “business selection and concentration” and “high-value-added diversification,” Kyocera decided to significantly downsize the Optical Equipment Group in fiscal 2005.

As part of the program to scale back this business, Kyocera decided to close two overseas sales companies, Yashica Kyocera GmbH Group and Kyocera Optics Inc., during fiscal 2005. Costs associated with the closure of two overseas sales companies amounted to ¥3,285 million ($31 million), including expenses mainly related to headcount reductions.

In addition to the closure of overseas sales companies, a further ¥3,581 million ($33 million) in restructuring losses in fiscal 2005 was spent to downsize the domestic camera business. This included the implementation of sales promotions to reduce inventory.

Kyocera also recorded ¥503 million ($5 million) as restructuring costs in connection with transferring production in the Telecommunications Equipment Group. This amount was primarily used on the personnel reduction at KWC.

On May 5, 2005 (Japan Time), Kyocera decided to outsource the manufacture of mobile phone handsets of KWC, a U.S. subsidiary, and to sell KWC’s manufacturing equipment and inventories to Flextronics International Ltd. (Flextronics), a leading provider of electronics manufacturing services. KWC intends to reduce its manufacturing costs significantly and to improve its profitability rapidly by taking cost-down activities upon its procurements of parts and materials through a strong promotion of the outsourcing to Flextronics, and by making fixed costs related to the manufacturing of mobile phone handsets into variable costs. KWC will also enhance its business operation through specializing in the research, development, sales and marketing of mobile phone handsets.

Receipt of a Notice of Tax Assessment based on Transfer Pricing Adjustments and Filing Complaint against it

On March 28, 2005, Kyocera Corporation received a notice of tax assessment based on transfer pricing adjustments from the Osaka Regional Tax Bureau stating that, in the Bureau’s judgment, allocation of profit earned from transfers of products between Kyocera Corporation and its overseas subsidiaries was not appropriate for the five years from the year ended March 31, 1999 through the year ended March 31, 2003. The notice indicated that income should be adjusted upwards ¥24,394 million ($228 million) and that resultant additional tax, including local taxes, etc., amounted to ¥12,748 million ($119 million). Kyocera recognized this amount of ¥12,748 million ($119 million) as current income taxes in its consolidated statement of income for the year ended March 31, 2005, and made cash payments of ¥8,631 million ($81 million) on March 29, 2005 and ¥4,117 million ($38 million) on April 28, 2005.

On May 24, 2005, Kyocera Corporation filed a complaint against tax assessment based on transfer pricing adjustments with the Osaka Regional Tax Bureau. Although the final resolution of the proposed tax assessment is not certain, management believes the ultimate disposition of this matter will not have a material impact on the results of operations.

Settlement of LaPine Case in Fiscal 2004

On September 1, 1994, the International Chamber of Commerce issued its award with respect to the arbitration between Kyocera Corporation and LaPine Technology Corporation (LTC), Prudential-Bache Trade Corporation (PBTC) (presently renamed Prudential- Bache Trade Services, Inc.), et al. for the alleged breach of an agreement by Kyocera Corporation in connection with the reorganization of LTC. The award ordered Kyocera Corporation to pay to LTC and PBTC as damages, approximately $257 million, including interest, arbitration costs and attorney’s fees. Kyocera Corporation filed a motion to vacate, modify and correct the award in the U.S. District Court for the Northern District of California pursuant to an agreement between the parties providing for broad judicial examination of arbitration awards.

With respect to this case, Kyocera Corporation subsequently appealed to the Ninth Circuit Court of Appeals and then to the Supreme Court of the United States asserting the validity of the provision for broad judicial examination of arbitration awards. On December 22, 2003, Kyocera Corporation reached an agreement with Prudential Securities Group, Inc., Prudential Equity Group, Inc., LaPine Technology Corporation and LaPine Holding Company to settle all claims in pending litigation between the parties. Kyocera Corporation has paid $331.5 million pursuant to this settlement and recorded ¥35,454 million as cash payment in its consolidated financial statements in fiscal 2004.

Kyocera had recognized a provision for accrued litigation expenses as cost of sales in fiscal 2004. The excess accrual of ¥2,284 million was reversed as a reduction of cost of sales to account for the difference between accrued litigation expenses and the cash settlement in fiscal 2004.

Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities in Fiscal 2004

In fiscal 2004, Kyocera Corporation and KMC transferred to the Japanese government the substitutional portion of EPF liabilities and the related government-specified portion of plan assets of EPF upon approval by the Ministry of the Health, Labor and Welfare in Japan.

Kyocera Corporation and KMC adopted Emerging Issues Task Force (EITF) Issue No. 03-02, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” for the settlement process of the substitutional portion of EPF, and recorded ¥18,917 million of a settlement gain for the substitutional portion of EPF. Detailed information regarding this transfer process of and settlement gain for the substitutional portion of EPF is described in Note 10 to The Consolidated Financial Statements included in this Form 20-F.

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

A substantial portion of allowances for doubtful accounts is recorded with respect to finance receivables of KLC in the Others segment, which provides credit financing and commercial leasing services. Based on the factors discussed above, KLC sets estimated recovery percentages that are applied to the amount of receivables to determine future cash flow. On a case-by-case basis, adjustments are made to the amount of allowances so determined in light of particular customers’ circumstances. KLC continuously monitors the correlation between the allowances so determined and the actual loss experienced, and makes an appropriate modification to the schedule of percentages for determining allowance amounts.

At March 31, 2005, KLC had ¥14,919 million ($139 million) of allowances for doubtful accounts against ¥122,084 million ($1,141 million) of finance receivables, which comprise over 70% of Kyocera’s allowances for doubtful accounts.

Inventory valuation

Kyocera estimates the amount of write-downs required to properly value inventory. Write-downs are provided for excess, slow moving and obsolete inventory as well as valuation losses required to adjust recorded cost to its market value. Kyocera generally considers all inventory aged over 12 months to be slow-moving or obsolete. Kyocera also records inventory write-downs based on its projections of future demand, market conditions and related management-led initiatives even though the age of corresponding inventory is shorter than 12 months.

In fiscal 2005, as a result of continuous strict controls and adjustments on inventories, Kyocera recognized inventory write-downs of ¥10,405 million ($97 million). The amounts of these inventory write-downs by reporting segments appear in Note 18 to The Consolidated Financial Statements included in this Form 20-F. A large portion of these inventory write-downs arose from inventories of mobile handsets, information equipment and optical instruments. These products were subject to a decrease in demand and a decline in price, or became obsolete because of their short product lives. In the optical instruments business and the telecommunications equipment business, Kyocera implemented structural reforms to improve future profitability and recognized inventory write-downs or losses on disposal based on business plans.

The majority of Kyocera’s inventories are produced for the IT industry. Each of these products generally has a short product life, and is susceptible to market demand and price fluctuations. In light of the impacts by segments, inventory write-downs primarily affect all segments except Others. If market conditions and demand in the information technology industry are less favorable than Kyocera’s projections, additional write-downs may be required.

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

In fiscal 2005, Kyocera recognized losses on impairment of investment securities amounting to ¥132 million ($1 million), which was attributable mainly to management’s estimation that certain non-public companies in which Kyocera invested would need considerable periods to gain profitability in their operating activities.

Kyocera Corporation is currently a major shareholder of KDDI. The price fluctuation of the KDDI shares may affect Kyocera’s financial conditions. At March 31, 2005, the unrealized gain of ¥55,056 million ($515 million) on KDDI shares held by Kyocera Corporation decreased compared with that of ¥87,125 million at March 31, 2004 reflecting a fluctuation of the market price of the KDDI shares during fiscal 2005. As the operating results of KDDI recently grew steadily, the performance of KDDI shares is considered to be stable. For detailed information on the gross unrealized gain or loss, see Note 4 to The Consolidated Financial Statements in this Form 20-F.

Impairment of long-lived assets

Kyocera has adopted Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This requires Kyocera to review its long-lived assets and intangible assets with definite useful lives for impairment periodically. Long-lived assets and intangible assets with definite useful lives are considered to be impaired when the expected undiscounted cash flow from the asset is less than its carrying value. A loss on impairment is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets and intangible assets with definite useful lives. In fiscal 2005, Kyocera did not recognize any losses on impairment of long-lived assets or intangible assets with definite useful lives.

Goodwill and other intangible assets

Kyocera has adopted SFAS No.142, “Goodwill and Other Intangible Assets.” This requires that, rather than being amortized, goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually, and also following any events or changes in circumstances that might lead to impairment. The impairment review of goodwill and other intangible assets conducted by Kyocera in fiscal 2003 indicated that there was an impairment loss on goodwill within the Applied Ceramic Products Group related to the acquisition of Kyocera Tycom Corporation and its consolidated subsidiaries (KTC), a U.S. subsidiary, which manufactures and sells micro drills for the information technology industry. A consolidated impairment loss of ¥3,175 million was booked as a cumulative effect of change in accounting principle. With the assistance of a third-party appraiser, Kyocera arrived at the implied fair value of goodwill using the discounted cash flow methodology, taking into the account sluggishness in KTC’s markets. Kyocera also undertook a review for impairment of goodwill and other intangible assets in fiscal 2005. The results of this review revealed no indications of any impairment in the carrying values of such assets.

Deferred tax assets

Kyocera records deferred tax assets with valuation allowances to adjust their carrying amounts when it believes that it is more likely than not that the assets will not be realized. The valuation of deferred tax assets principally depends on the estimation of future taxable income and feasible tax planning strategies. If future taxable income is lower than expected due to future market conditions or poor operating results, significant adjustments to deferred tax assets may be required. At March 31, 2005, deferred tax assets amounted to ¥78,819 million ($737 million), which Kyocera considers will reasonably be realized in the future compared with the amounts of taxable income and income taxes in fiscal 2005. In fiscal 2005, a U.S. subsidiary recorded a valuation allowance for its deferred tax assets based on expected recoverability of those assets considering current operating conditions.

Benefit plans

Projected benefit obligations and plan assets are determined on an actuarial basis and are significantly affected by the assumptions used in their calculation, such as the discount rates, the expected long-term rate of return on plan assets, the rate of increase in compensation levels and other assumptions. Kyocera determines the discount rate by referencing the yield on high quality fixed income securities such as Japanese Government Bonds. The expected return on plan assets is determined based on the rate of historical earnings and Kyocera’s expectation of future performance of the funds in which plan assets are invested. The rate of increase in compensation levels is determined based mainly on results of operations and inflation. Kyocera annually reviews the assumptions underlying its actuarial calculations, making adjustments based on current market conditions, if necessary. If Japanese and global financial markets stagnate, Kyocera may be required to decrease its assumptions of the discount rate and the expected long-term rate of return on plan assets and, a decrease in such assumptions will lead to an increase in projected benefit obligations and net periodic pension costs. Particularly, an increase in projected benefit obligations may negatively affect Kyocera’s accrued pension and severance liabilities in the consolidated balance sheet and labor costs included in cost of sales and selling, general and administrative expenses in the consolidated statement of income. An increase in accumulated benefit obligations may also require Kyocera to record additional minimum pension liability in accumulated other comprehensive income.

In fiscal 2004, Kyocera Corporation and KMC transferred to the Japanese government the substitutional portion of EPF liabilities and the related government-specified portion of plan assets of EPF. Kyocera Corporation and KMC adopted EITF Issue No. 03-02, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” for the settlement process of the substitutional portion of EPF, and recorded ¥18,917 million of a settlement gain for the substitutional portion of EPF. As a result of this settlement, Kyocera’s projected benefit obligation decreased by ¥71,243 million and plan assets decreased by ¥29,493 million, respectively. This decrease in projected benefit obligation is particularly considered to lead to a reduction of a potential negative impact on Kyocera’s financial conditions and results of operations. Detailed information regarding this transfer process of and settlement gain for the substitutional portion of EPF is described in Note 10 to The Consolidated Financial Statements included in this Form 20-F.

Sensitivity analysis of benefit plans

The following table illustrates the effect of assumed changes in discount rates and the expected rate of return on plan assets, with assuming all other assumptions consistent, for Kyocera Corporation’s benefit plan which account for a significant portion of Kyocera’s projected benefit obligations and net periodic pension costs.

	Yen in millions
	Effect on pre-tax income for the year ending March 31, 2006	Effect on PBO as of March 31, 2005
Discount rates
0.5% decrease	(645)	6,929
0.5% increase	616	(6,344)
Expected rate of return on plan assets
0.5% decrease	(505)	—
0.5% increase	505	—

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

Revenue recognition

Kyocera sells various types of products, including fine ceramic parts, semiconductor parts, and telecommunication equipment. Kyocera recognizes revenue upon completion of the earnings process, which occurs when products are shipped or delivered to the customer in accordance with the terms of an agreement of sale, there is a fixed or determinable selling price, title and risk of loss have been transferred, and collectibility is reasonably assured. These conditions are satisfied at the time of delivery to customers in domestic sales (FOB destination) and at the time of shipment (FOB shipping) for export sales.

Sales returns

Kyocera records an estimated sales return allowance at the time of sales based on its historical returns experience.

Products warranty

At the time of sale, Kyocera accrues a product warranty liability for claims under warranties relating to the products that have been sold. Kyocera records an estimated based on its historical repair experience.

Revenue from financial services

In addition to the tangible products as discussed above, Kyocera also provides certain services, primarily financial services provided by KLC, a wholly-owned subsidiary of Kyocera. Revenue from direct financing leases is recognized over the term of the lease, and amortization of unearned lease income is recognized using the interest method. Interest income on installment loans is recognized on an accrual basis.

New Accounting Standards

In March 2004, EITF concluded its discussion of Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.” EITF Issue No. 03-01 provides accounting guidance regarding the determination of when an impairment (i.e. fair value is less than carrying value) of debt and marketable equity securities and investments accounted for under the cost method should be considered other-than-temporary and recognized in earnings. EITF Issue No. 03-01 also requires annual disclosures of certain quantitative and qualitative factors of debt and marketable equity securities classified as available-for-sale or held-to-maturity that are in an unrealized loss position at the balance sheet date, but for which an other-than-temporary impairment has not been recognized. The disclosure requirements of EITF Issue No. 03-01 were effective December 31, 2003. The accounting guidance of EITF Issue No. 03-01 was effective in reporting periods beginning after June 15, 2004. The adoption of this statement did not have a material impact on Kyocera’s consolidated results of operations and financial position.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 requires that all abnormal idle facility expense, freight, handling costs, and spoilage be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 will not have a material impact on Kyocera’s consolidated results of operations and financial position.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) (SFAS No. 123R), “Share-Based Payments.” This statement is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123R supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related interpretations. SFAS No. 123R requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. SFAS No. 123R establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value based measurement method in accounting for share-based payment transactions with employees except for equity instruments held by employee share ownership plans. SFAS No. 123R was announced to be effective as of the beginning of the first fiscal year that would begin after June 15, 2005, however, on April 14, 2005, the Securities and Exchange Commission Staff postponed implementation of SFAS No. 123R and Kyocera plans to adopt SFAS No. 123R effective fiscal 2007. Kyocera has not completed its evaluation of the effect that SFAS No. 123R will have, but believes that the effect will be consistent with the pro forma disclosures. Detailed information is described in Note 1: “Stock-Based Compensation” included in this Form 20-F.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29.” SFAS No. 153 eliminates the exception to fair value accounting for exchanges of similar productive assets contained in APB Opinion No. 29 and replaces it with a general exception for exchange transactions that do not have commercial substance. The exception in APB Opinion No. 29 required certain non-monetary asset exchanges to be recorded on a carryover basis with no gain/loss recognition. Under SFAS No. 153, exchange transactions with commercial substance are required to be accounted for at fair value with gain/loss recognition on assets surrendered in exchange transactions. Kyocera will be required to adopt SFAS No. 153 on July 1, 2005, and believes the adoption of SFAS No. 153 will not have a material impact on Kyocera’s consolidated results of operations and financial position.

In March 2005, the FASB issued Interpretation (FIN) No. 47, “Accounting for Conditional Asset Retirement Obligations-an interpretation of SFAS No. 143.” This Interpretation clarifies use of the term conditional asset retirement obligation in SFAS No. 143, “Accounting for Asset Retirement Obligation.” FIN No. 47 requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN No. 47 is effective no later than the end of fiscal years ending after December 15, 2005. Kyocera is currently evaluating the impact of FIN No. 47 on its consolidated results of operations and financial position.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and SFAS No. 3.” SFAS No. 154 replaces APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement when the pronouncement does not include specific transition provisions. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS No. 154 will depend on the changes, if any, that Kyocera may identify and record in a future period.

B. Liquidity and Capital Resources

Capital resources

Fiscal 2005 compared with Fiscal 2004

In the short term, Kyocera expects cash demands for working capital and funds for capital expenditures required for the expansion of operations, purchases of Kyocera Corporation’s common stock, and payments of dividends to stockholders. Kyocera’s primary source of short-term liquidity is cash generated by operations. Certain subsidiaries also generate capital in the form of loans from financial institutions. At March 31, 2005, Kyocera’s short-term borrowings and long-term debt including current portion totaled ¥144,164 million ($1,347 million). The ratio to total assets of 8.3% was still at a low level of dependence. Most borrowings were denominated in yen but certain borrowings were denominated in foreign currencies, such as the U.S. dollar. Details of these borrowings are described in Item 5 F “Tabular Disclosure of Contractual obligations.”

At March 31, 2005, Kyocera’s working capital totaled ¥551,218 million ($5,152 million), a decrease of ¥5,839 million ($55 million), or 1.0%, from ¥557,057 million at March 31, 2004. This was due mainly to decreases in cash and cash equivalents as a result of purchases of government bonds and negotiable certificate of deposits in consideration of the current and future financial position in accordance with our investment policy, and in notes and accounts payable as a result of decreases of orders and production in the Telecommunications Equipment Group. Cash from operations has generally been sufficient for Kyocera to fund its working capital requirements and to fulfill its future capital expenditures, debt repayments and other obligations. Kyocera’s net cash provided by operating activities in fiscal 2005 was ¥145,523 million ($1,360 million) and cash and cash equivalents at March 31, 2005 was ¥310,592 million ($2,903 million). In Kyocera’s opinion, working capital is sufficient for present and predictable future requirements.

Capital expenditures in fiscal 2005 increased by ¥8,239 million ($77 million), or 15.0%, to ¥63,176 million ($590 million) from ¥54,937 million in fiscal 2004. R&D expenditures increased by ¥7,768 million ($73 million), or 16.7%, to ¥54,398 million ($508 million) from ¥46,630 million in fiscal 2004. Nearly all capital and R&D expenditures were funded using cash in hand or cash generated by operations.

During fiscal 2006, Kyocera projects total capital expenditures to be approximately ¥100,000 million ($935 million). Kyocera plans to invest in new factories and facilities mainly to expand business of organic packages, ceramic parts for LCD fabrication equipment, solar cells and modules, and LCDs for industrial equipment, and to commercialize the organic electro luminescence display business.

For fiscal 2006, Kyocera projects total R&D expenditures to be approximately ¥53,000 million ($495 million). Kyocera believes that Kyocera needs to invest its resources continuously in the development of new business areas and improved technology in order to create new products, commercialize advanced technologies and thereby secure future earnings streams.

Kyocera Corporation undertakes purchases of its common stock to facilitate the implementation of flexible capital policies and develop its business in a dynamic manner in response to changes in the operating environment.

In fiscal 2005, Kyocera Corporation paid cash dividends totaling ¥11,249 million ($105 million), 60 yen (0.6 dollar) per share. Kyocera Corporation received approval at the general meeting of shareholders held on June 28, 2005 for the payment of year-end dividends totaling ¥9,374 million ($88 million), 50 yen (0.5 dollar) per share, on June 29, 2005 to all stockholders of record on March 31, 2005.

Kyocera believes cash in hand and cash from operations will be sufficient to fund all cash requirements outlined above, at least through fiscal 2006. Consequently, Kyocera does not currently intend to use any other external financing sources that might affect its credit agency ratings. If cash generated by operations are insufficient for funding purposes, Kyocera retains other financing options, including external sources, such as short-term or long-term borrowings as well as financing directly in the capital markets through issuances of debt or equity securities. As evidenced by an equity ratio to assets of 67.3% at March 31, 2005, Kyocera maintains a strong financial position, which leads Kyocera to believe that any capital requirements could be secured from external sources at a relatively low cost. Kyocera also maintains good business relationships with several major Japanese financial institutions.

Any future significant deterioration in market demand for Kyocera’s products, or a slump in product prices to levels substantially below those projected by Kyocera, could adversely affect Kyocera’s operating results and financial position, possibly resulting in reduced liquidity.

Fiscal 2004 compared with Fiscal 2003

Kyocera’s primary source of short-term liquidity is cash generated by operations. Certain subsidiaries also generate capital in the form of loans from financial institutions. Details of these borrowings are described in Item 5.F “Tabular Disclosure of Contractual Obligations” of this Form 20-F.

At March 31, 2004, Kyocera’s working capital totaled ¥557,057 million, an increase of ¥100,209 million from ¥456,848 million at March 31, 2003. This was due mainly to increases in trade accounts receivables of ¥27,833 million and in inventories of ¥14,038 million associated with higher levels of orders and net sales. Short-term finance receivables also increased by ¥39,299 million due to transfers from long-term finance receivables. Kyocera strives to maintain high liquidity and increase operating cash flows by reducing inventories through shorter lead-times and by enhancing collection terms of trade receivables. Cash from operations has generally been sufficient for Kyocera to fund its working capital requirements and to fulfill its future capital expenditures, debt repayments and other obligations.

Capital expenditures in fiscal 2004 increased by ¥14,323 million to ¥54,937 million from ¥40,614 million in fiscal 2003. R&D expenditures decreased by ¥638 million to ¥46,630 million from ¥47,268 million in fiscal 2003. Nearly all capital and R&D expenditures were funded using cash in hand or cash generated by operations.

During fiscal 2005, Kyocera expected cash demands for working capital and funds for capital expenditures required for the expansion of operations and projected total capital expenditures to be approximately ¥62,000 million. Since capacity utilization is already high in the Fine Ceramics and the Electronic Device Group operations, capital spending plans in fiscal 2005 include investments in additional production capacity to respond to projected demand growth trends. In the Equipment Group operations, Kyocera aims to increase its market share through investments in new mobile communications equipment. Kyocera also anticipates short-term cash expenditures for the purchase of Kyocera Corporation’s common stock and the payment of dividends to stockholders.

For fiscal 2005 Kyocera projected total R&D expenditures to be approximately ¥51,000 million. Details are given in the following section, under “Research and Development, Patent and Licenses, and etc.”

Kyocera Corporation undertook purchases of its common stock to facilitate the implementation of flexible capital policies and develop the business in a dynamic manner in response to changes in the operating environment.

In fiscal 2004, Kyocera Corporation paid cash dividends totaling ¥11,174 million. Kyocera Corporation received approval at the general meeting of shareholders held on June 25, 2004 for the payment of year-end dividends totaling ¥5,624 million on June 28, 2004 to all stockholders of record on March 31, 2004.

Cash flow

Fiscal 2005 compared with Fiscal 2004

	Years ended March 31, (Yen in millions and U.S. dollars in thousands)
	2004	2005	2005
Cash flows from operating activities	¥62,575	¥145,523	$1,360,028
Cash flows from investing activities	29,581	(132,494)	(1,238,262)
Cash flows from financing activities	(20,422)	(67,344)	(629,383)
Cash and cash equivalents at end of year	361,132	310,592	2,902,729

Net cash provided by operating activities in fiscal 2005 increased by ¥82,948 million ($775 million), or 132.6%, to ¥145,523 million ($1,360 million) from ¥62,575 million in fiscal 2004. This was due to a significant decrease in receivables by collection, including short-term finance receivables, although net income decreased by ¥22,178 million ($207 million), or 32.6%, to ¥45,908 million ($429 million) compared with fiscal 2004. KLC, which provides financial services, collected large-lot loans, and these collections resulted in the decrease in receivables. In addition, due to the settlement regarding the LaPine Case of ¥35,454 million in fiscal 2004, net cash provided by operating activities in fiscal 2005 increased compared with fiscal 2004. A decrease in notes and accounts payable due to decreases of production in the Telecommunications Equipment Group offset an increase in net cash provided by operating activities.

Net cash used in investing activities in fiscal 2005 increased by ¥162,075 million ($1,515 million) to ¥132,494 million ($1,238 million) from net cash provided by investing activities of ¥29,581 million in fiscal 2004. This was due mainly to increases in purchases of government bonds and deposits of negotiable certificate of deposits in consideration of market trends and current and future financial position according to our investment policy. In addition, in fiscal 2005, there was no cash inflow from withdrawal of restricted cash for settlement regarding the LaPine Case.

Net cash used in financing activities in fiscal 2005 increased by ¥46,922 million ($439 million), or 229.8%, to ¥67,344 million ($629 million) from ¥20,422 million in fiscal 2004. This was due mainly to a decrease in proceeds from issuance of long-term debt and an increase in repayments of long-term debt.

The yen’s depreciation against the U.S. dollar and Euro between March 31, 2004 and 2005 resulted in increases in cash and cash equivalents of ¥3,775 million ($35 million).

At March 31, 2005, cash and cash equivalents totaled ¥310,592 million ($2,903 million). This represented a decrease of ¥50,540 million ($472 million), or 14.0%, from ¥361,132 million at March 31, 2004. Most of Kyocera’s cash and cash equivalents were denominated in yen but certain cash and cash equivalents, mainly in overseas subsidiaries, were denominated in foreign currencies, such as U.S. dollar.

Fiscal 2004 compared with Fiscal 2003

	Years ended March 31, (Yen in millions)
	2003	2004
Cash flows from operating activities	¥160,754	¥62,575
Cash flows from investing activities	(58,512)	29,581
Cash flows from financing activities	(74,662)	(20,422)
Cash and cash equivalents at end of year	298,310	361,132

Net cash provided by operating activities in fiscal 2004 decreased by ¥98,179 million to ¥62,575 million from ¥160,754 million in fiscal 2003, due primarily to a net increase in receivables due to higher sales of cellular handsets at KWC and increased inventories at KMC related to the receipt of large contract orders. In addition, Kyocera made a cash payment totaling ¥35,454 million in December 2003 related to the settlement of the LaPine case.

Net cash provided by investing activities in fiscal 2004 amounted to ¥29,581 million compared with net cash used in investing activities of ¥58,512 million in fiscal 2003, reflecting increased sale and redemption of securities, which resulted in a cash inflow of ¥77,487 million (a rise of ¥43,137 million compared with a corresponding cash inflow of ¥34,350 million in fiscal 2003) and the settlement of the LaPine case, which resulted in a release of restricted cash totaling ¥52,983 million. Such increase was offset partly by payments for purchases of property, plant and equipment totaling ¥58,869 million included capital expenditures within Kyocera’s solar energy and information equipment businesses and investments to raise manufacturing productivity for fine ceramic parts and electronic components.

Net cash used in financing activities in fiscal 2004 decreased by ¥54,240 million to ¥20,422 million from ¥74,662 million in fiscal 2003. This was due mainly to a significant fall in purchases of treasury stock from ¥42,010 million in fiscal 2003 to ¥33 million in fiscal 2004.

At March 31, 2004, the yen’s appreciation against the U.S. dollar had a negative impact on cash and cash equivalents in the amount of ¥8,912 million.

At March 31, 2004, cash and cash equivalents totaled ¥361,132 million. This represented an increase of ¥62,822 million from ¥298,310 million at March 31, 2003.

Assets, liabilities and stockholders’ equity

Kyocera’s total assets at March 31, 2005 decreased by ¥49,239 million ($460 million), or 2.7%, to ¥1,745,519 million ($16,313 million), compared with ¥1,794,758 million at March 31, 2004. Cash and cash equivalents decreased by ¥50,540 million ($472 million), or 14.0%, to ¥310,592 million ($2,903 million), due mainly to purchases of government bonds and deposits with over 3 months original maturities.

Short-term investments increased by ¥31,083 million ($290 million), or 806.3%, to ¥34,938 million ($327 million), due mainly to increases in deposits with over 3 months original maturities and bonds matured within one year which were reclassified from securities and other investments.

Short-term and long-term finance receivables decreased by ¥51,837 million ($484 million), or 32.6%, to ¥107,228 million ($1,002 million), due mainly to collection of large-lot loans by Kyocera Leasing Co., Ltd. (KLC). Short-term and long-term finance receivables also included finance lease receivables.

Inventories increased by ¥16,217 million ($152 million), or 8.2%, to ¥213,411 million ($1,994 million). This was due mainly to increases in inventories held at March 31, 2005 by KMC associated with large orders, mainly in Europe, and by AVX associated with increased sales.

Securities and other investments increased by ¥341 million ($3 million). An increase by purchases of government bonds was offset by a decrease in market value at March 31, 2005 of KDDI stock and other equity securities compared with March 31, 2004.

Total property, plant and equipment at cost, net of accumulated depreciation, increased by ¥4,477 million ($42 million), or 1.8%, to ¥258,997 million ($2,421 million). Capital expenditure in fiscal 2005 was ¥63,176 million ($590 million) and depreciation in fiscal 2005 was ¥58,790 million ($549 million).

Kyocera’s total liabilities at March 31, 2005 decreased by ¥80,881 million ($756 million), or 13.7%, to ¥510,186 million ($4,768 million), compared with ¥591,067 million at March 31, 2004.

Total debt, comprised of short-term borrowings and long-term debt including due within one year, decreased by ¥55,781 million ($521 million), or 27.9%, to ¥144,164 million ($1,347 million), due mainly to debt repayments by KLC and KMC.

Trade notes and accounts payable decreased by ¥23,887 million ($223 million), or 21.6%, to ¥86,872 million ($812 million), due mainly to decreases of orders and production in the Telecommunications Equipment Group in Kyocera Corporation and KWC.

Minority interests in subsidiaries, principally AVX, increased by ¥7,244 million ($68 million), or 13.6%, to ¥60,482 million ($565 million), compared with ¥53,238 million at March 31, 2004. This was due mainly to an establishment of Japan Medical Materials Corporation on September 1, 2004 by Kyocera Corporation and Kobe Steel, Ltd. and the profit recorded by AVX in fiscal 2005, in contrast to losses recorded in fiscal 2004.

Total stockholders’ equity at March 31, 2005 increased by ¥24,398 million ($228 million), or 2.1%, to ¥1,174,851 million ($10,980 million), compared with ¥1,150,453 million at March 31, 2004. Retained earnings at March 31, 2005 increased by ¥34,659 million ($324 million), or 3.9%, due to net income for fiscal 2005 of ¥45,908 million ($429 million) offset by cash dividend payments of ¥11,249 million ($105 million).

Accumulated other comprehensive income decreased by ¥10,207 million ($95 million), or 46.3%, to ¥11,839 million ($111 million). Net unrealized gains on securities decreased by ¥16,780 million ($157 million), or 28.3%, due mainly to a decrease in market value at March 31, 2005 of KDDI stock and other equity securities compared with March 31, 2004. Foreign currency translation adjustments increased by ¥6,704 million ($63 million), or 18.8% due to the depreciation of the yen against Euro.

The stockholders’ equity ratio at March 31, 2005 was 67.3%, an increase of 3.2 points compared with 64.1% at March 31, 2004.

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

Kyocera aims to continuously increase sales and boost profitability in each component and equipment business by promoting a strategy of “high-value-added diversification.” In order to realize this goal, we aggressively develop new technologies and new products by pursuing sophisticated and specialized technical expertise through the integration of component and equipment technologies.

(1) Fine Ceramic Parts Group

Kyocera is strengthening the development of large fine ceramic components and sapphire substrates for next-generation semiconductor and LCD fabrication equipment and LEDs by leveraging materials, processing and design technologies for fine ceramics. Moving forward, we view the automotive market as one area of prospective growth in the coming years. To this end, we have placed emphasis on the development of products that meet demand for more environmentally-friendly and safer vehicles with advanced electronics. One specific area we are working on is fuel-injection systems components for diesel engines.

(2) Semiconductor Parts Group

Kyocera is working to develop smaller, thinner ceramic packages with enhanced internal functional elements for semiconductors and electronic components used in digital consumer products in response to the rising demand for more sophisticated equipment. In addition, we are developing organic packages for next-generation MPUs and their peripheral devices.

(3) Applied Ceramic Products Group

In the environmental protection market, Kyocera is seeking to develop thinner silicon substrates to boost the conversion efficiency of solar cells, which are increasing in popularity, and to make effective use of resources. In addition, we are stepping up efforts to enable the practical home-use of Solid Oxide Fuel Cells (SOFC), expected to be the next-generation distributed power generation system for small-scale power sources.

In the cutting tool business, we are working to strengthen our product lineup, especially for the automotive industry, to cover a wider range of processing applications and to meet demand for long-life and stable processing equipment.

(4) Electronic Device Group

Kyocera promotes the development of various electronic devices for digital consumer products that feature high performance and consume less power. Capacitors are gradually getting smaller, while being able to hold greater capacity. We are endeavoring to improve both the size and capacity of our capacitors by exploiting the material characteristics of ceramics, tantalum and niobium oxide. We are also increasing the development of high-value-added products such as low-inductance capacitors. In addition, we are concentrating efforts into the development of functional components such as RF modules for next-generation telecommunications and information terminals.

In thin-film devices, Kyocera is developing thermal printheads capable of enhanced resolution for the consumer use color printer market, as well as eco-friendly LCDs for RoHS* Directive compliant industrial equipment and products with LED backlight displays.

Furthermore, we are working to develop the commercial viability of organic EL displays as small to mid-size displays for mobile and industrial equipment.

*	RoHS: Restriction of the use of certain Hazardous Substances in electrical and electronic equipment.

A European Union (EU) regulation prohibits the use of specific hazardous substances and forms part of EU Directive that makes it obligatory for automobile and electric equipment manufacturers in EU to implement measures to protect the environment, such as the recycling of products.

(5) Telecommunications Equipment Group

Kyocera promotes the development of CDMA dual-band mobile phones compatible with differing frequencies by making full use of components and devices throughout the Kyocera Group. We are also developing high-performance PHS base stations and handsets in line with the commencement of new high-speed data communication services in Japan. In addition, we aggressively develop the Voice over Internet Protocol (VoIP) related equipment.

(6) Information Equipment Group

Kyocera intends to swiftly enhance its range of color machines based on the “ECOSYS” concept of long life and economy, by incorporating a photoreceptor amorphous silicon drum with outstanding resistance to wear.

(7) Optical Equipment Group

Kyocera is developing optical modules for mobile phones with high pixel cameras and zoom capability as well as optical components for projectors and rear-projection TVs, by utilizing its technologies of optical, electronic devices and semiconductor parts throughout the Group.

(8) Others

Kyocera Chemical are working to develop precision molding products using magnesium alloys to enable faster recording speeds in image pickup devices. It also seeks to create synergistic effects with Kyocera’s solar energy business through the development of solar cell materials.

KCCS is focusing on the development of authentication and security technologies suitable for the infrastructure of expanding next-generation networks as well as new services for positioning systems and VoIP.

Research and development expenses for the years ended March 31, 2003, 2004 and 2005 amounted to ¥47,268 million, ¥46,630 million and ¥54,398 million ($508 million), respectively. R&D expenses by reporting segments were as follows:

		(Yen in Millions)
Reporting segment	Amount of R&D expense in fiscal 2005	Increase (Decrease) compared with fiscal 2004
		Amount	%
Fine Ceramic Parts Group	4,252	1,262	42.2
Semiconductor Parts Group	2,890	(424)	(12.8)
Applied Ceramic Products Group	2,747	303	12.4
Electronic Device Group	11,416	1,929	20.3
Telecommunications Equipment Group	14,972	828	5.9
Information Equipment Group	13,270	2,627	24.7
Optical Equipment Group	2,636	(149)	(5.4)
Others	2,215	1,392	169.1

Total	54,398	7,768	16.7

For fiscal 2006, Kyocera projects total R&D expenditures to be approximately ¥53,000 million ($495 million).

We have a variety of patents in Japan and other countries, and hold licenses for the use of patents from others. Details are set forth in Item 4 B “Patents and Licenses” in this Form 20-F.

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

The results for the three months ended June 30, 2005

With respect to our first quarterly financial results, which cover the three months period ended June 30, 2005, please refer to our report on Form 6-K submitted on July 28, 2005.

Market Trends

In the telecommunications and information processing market, key area for Kyocera, rising popularity of advanced handsets featuring high-pixel color LCDs, built-in cameras and other advanced functions including GPS (global positioning system) and hard disk drive is expected to propel demand for mobile phone handsets. In addition, stable growth is predicted to continue in PC-related and digital cameras, while strong growth in demands for DVD recorders and flat panel digital TVs is anticipated. Kyocera expects these growths will produce positive impact on our business.

Kyocera believes that the measures we have already taken, including structural reforms and other initiatives to improve profitability, as well as preparatory moves targeted at future expansion, will drive our growth in the medium term. They lay the path to continued “high-value-added diversification,” which is the cornerstone for achieving our strategic objective to expand sales and profits continuously over the coming years and decades, subject to some uncertainties such as economic conditions in the markets, fluctuations in exchange rates and our ability to launch innovative products.

Sales of Shares of Taito Corporation

On August 22, 2005, Kyocera’s Board of Directors determined to tender its entire holding of shares of Taito Corporation (Taito) (133,260 shares, approximately 36.02% of outstanding shares), an equity-method affiliate, engaged in the amusement business, in a tender offer bid for Taito shares by Square Enix Co., Ltd. (Square Enix), one of the leading companies in the game software industry.

Square Enix has not set a limit on the maximum number of shares to be purchased in this tender offer. A condition to this tender offer, however, is that if the total number of share certificates tendered in this tender offer From August 23, 2005 through September 21, 2005 amounts to less than the intended amount of shares to be purchased (247,900 shares which account for 67% of the outstanding shares), this tender offer will not be conducted, so if that condition is not satisfied, there will not be a tender offer.

Currently, the game amusement industry in Japan is facing dramatic changes in industrial structure, along with developments in information and communication technologies. In order to timely and appropriately respond to such structural changes, it is essential to pursue a broad business structure by expanding product and service line-ups.

Under these circumstances, where the industry is experiencing material changes, Kyocera considered ways in which Taito could create new value and continue to develop.

Both Square Enix and Taito are in the game amusement industry, but they do not overlap in terms of their principle businesses and categories of game software, and can accordingly supplement each other. Kyocera decided to sell its Taito shares to support these companies’ mutual determination that the best way for them to promote their respective advantages is through operation as consolidated group companies, thereby creating new value and increasing their respective capacities to be industry leaders and inovators.

E. Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F. Tabular Disclosure of Contractual Obligations

The following tables provide information about Kyocera’s contractual obligations and other commercial commitments that will affect Kyocera’s liquidity for the next several years, as of March 31, 2005. Kyocera anticipates that funds to be required to fulfill these debt obligations and commitments will be generated internally from operations.

Contractual obligations				(Yen in millions)
	Less than 1 year	2-3 years	4-5 years	Thereafter	Total
Short-term borrowings (A)	¥66,556	¥—	¥—	¥—	¥66,556
Long-term debt (including due within one year) (A)	44,051	28,757	2,500	2,300	77,608
Supply agreement material used in operation (B)	5,904	—	—	—	5,904
Operating Leases	6,705	8,981	2,353	3,075	21,114
Obligations for the acquisition or construction of property, plant and equipment	20,405	—	—	—	20,405

Total Contractual Obligations	¥143,621	¥37,738	¥4,853	¥5,375	¥191,587

Contractual obligations			(U.S. dollars in thousands)
	Less than 1 year	2-3 years	4-5 years	Thereafter	Total
Short-term borrowings (A)	$622,019	$—	$—	$—	$622,019
Long-term debt (including due within one year) (A)	411,691	268,757	23,365	21,495	725,308
Supply agreement material used in operation (B)	55,178	—	—	—	55,178
Operating Leases	62,663	83,935	21,991	28,738	197,327
Obligations for the acquisition or construction of property, plant and equipment	190,701	—	—	—	190,701

Total Contractual Obligations	$1,342,252	$352,692	$45,356	$50,233	$1,790,533

(A) At March 31, 2005, Kyocera’s contractual obligations mainly comprised of short-term borrowings and long-term debt including those due within one year, which amounted to ¥66,556 million ($622 million) and ¥77,608 million ($725 million), respectively. Approximately 80% of those debts were attributable to KMC and KLC. KLC provides financial services such as credit financing and leasing. Due to the nature of its operations, KLC had ¥48,913 million ($457 million) of short-term borrowings and ¥47,671 million ($446 million) of long-term debt from banks and other financial institutions at March 31, 2005 as the primary source of funding for operating its business.

(B) AVX has a supply agreement for a significant portion of its anticipated material used in operation in its ordinary course of business.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Since June 1, 2005, Kyocera implemented a new executive officer system to enhance Kyocera Group’s management organization under a global consolidation system, and accordingly, appointed a Chief Executive Officer (CEO), a Chief Financial Officer (CFO) and a Chief Operating Officer (COO). The CEO takes responsibility for mid and long-term Group management policy and strategy formulation and execution, while the CFO is responsible for constructing and executing a financial strategy for the Group that ensures the effective implementation of these management strategies. The COO is in charge of daily management issues and business execution to achieve yearly management plans. At the same time, Kyocera also introduced a new corporate business group system, headed by the executive officers. These business group leaders are responsible for each product line on a consolidated basis.

The following table shows Kyocera’s Directors and Corporate Auditors as of July 1, 2005.

Name	Date of Birth	Position	Since
Kensuke Itoh	December 17, 1937	Director and Executive Advisor	1975

Yasuo Nishiguchi	October 9, 1943	Representative Director, Chairman and Chief Executive Officer	1987

Masahiro Umemura	August 8, 1943	Representative Director, Vice Chairman and Chief Financial Officer (General Manager of Corporate Development Group)	1991

Makoto Kawamura	August 13, 1949	Representative Director, President and Chief Operating Officer	2001 (President 2005)

Yuzo Yamamura	December 4, 1941	Director (President and Representative Director of KYOCERA ELCO CORPORATION)	2003

Naoyuki Morita	April 8, 1942	Director (President and Representative Director of KYOCERA COMMUNICATION SYSTEMS CO., LTD.)	2003

Koji Seki	December 8, 1937	Director (Chairman and Representative Director of KYOCERA MITA CORPORATION)	1989

Michihisa Yamamoto	November 13, 1942	Director (President and Representative Director of KYOCERA OPTEC CO., LTD., and General Manager of Corporate Optical Equipment Group)	1987

Name	Date of Birth	Position	Since
Noboru Nakamura	October 6, 1944	Director (President and Representative Director of KYOCERA CHEMICAL CORPORATION)	1991

Isao Kishimoto	November 30, 1943	Director (President and Representative Director of KYOCEA KINSEKI CORPORATION)	1993

Hisao Hisaki	July 2, 1946	Director (President of KYOCERA (TIANJIN) SALES AND TRADING CORPORATION)	1991

Rodney N. Lanthorne	February 5, 1945	Director (President of KYOCERA INTERNATIONAL, INC.)	1989

John S. Gilbertson	December 4, 1943	Director (President and Chief Executive Officer, Director of AVX CORPORATION)	1995

Yasuo Akashi	May 29, 1944	Full-time Corporate Auditor	2003

Yoshihiko Nishikawa	September 11, 1945	Full-time Corporate Auditor	2005

Osamu Nishieda	January 10, 1943	Corporate Auditor(Attorney At Law)	1993

Shinji Kurihara	July 19, 1932	Corporate Auditor(Chairman of TAKEDA Hospital Management Institute)	2003

Shigekazu Tamura	February 18, 1950	Corporate Auditor(Certified Public Accountant)	2005

Kensuke Itoh has served as a Director and the Executive Advisor of Kyocera Corporation since 2005. He became a Director in 1975, a Managing Director in 1979, and a Senior Managing Director in 1981 and the Chairman of the Board and Representative Director in 1999. He joined Kyocera Corporation in 1959 and has served as Representative Director of Kyocera Purple Sanga Ltd. and Representative Director of Kyoto Fashion Center Ltd.

Yasuo Nishiguchi has served as a Representative Director, the Chairman and Chief Executive Officer of Kyocera Corporation since 2005. He became a Director in 1987, a Managing Director in 1989 and a Senior Managing and Representative Director in 1992 and the President and Representative Director in 1999. He joined Kyocera Corporation in 1975 and has served as the Representative Director of Kyocera Leasing Co., Ltd., Representative Director of Kyocera Communication Systems Co., Ltd., Representative Director of Kyocera ELCO Corporation, Chairman of the Board of Directors of Shanghai Kyocera Electronics Co., Ltd., Chairman of the Board of Directors of Dongguan Shilong Kyocera Optics Co., Ltd., Chairman of the Board of Directors of Kyocera Zhenhua Communication Equipment Co., Ltd., Chairman of the Board of Directors of Kyocera Mita Office Equipment (Dongguan) Co., Ltd., Chairman of the Board of Directors of Kyocera (Tianjin) Sales and Trading Corporation, Chairman of the Board of Directors of Kyocera (Tjianjin) Solar Energy Co., Ltd., Representative Director of Kyocera SLC Technologies Corporation, Representative Director of Kyocera Display Institute Co., Ltd., Representative Director of Japan Medical Materials Corporation and Representative Director of Kyocera Realty Development.

Masahiro Umemura has served as a Representative Director, the Vice Chairman and Chief Financial Officer of Kyocera Corporation since 2005. He became a Director in 1991, a Managing Director in 1993 and a Senior Managing and Representative Director in 1997 and an Executive Vice President and Representative Director in 1999. He joined Kyocera Corporation in 1966 and has served as General Manager of the Corporate Development Group of Kyocera Corporation, the Chairman of the Board of Directors of Shanghai Kyocera Realty Development Co., Ltd. and the Chairman of the Board of Directors of Shanghai Kyocera Trading Co., Ltd.

Makoto Kawamura has served as a Representative Director, the President and Chief Operating Officer of Kyocera Corporation since 2005. He became a Director in 2001 and retired in 2003. He rejoined as a Representative Director, the President and Chief Operating Officer in 2005. He joined Kyocera Corporation in 1973.

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

Koji Seki rejoined Kyocera Corporation as a Director in 2003. He first became a Director in 1989 and a Managing Director in 1999, and he retired in 2001. He originally joined Kyocera Corporation in 1982 and has served as the Chairman of the Board and Representative Director of Kyocera Mita Corporation.

Michihisa Yamamoto has served as a Director of Kyocera Corporation since 1987. He became a Director in 1987, and a Managing Director in 1989 and a Senior Managing and Representative Director in 1992 and an Executive Vice President and a Representative Director in 1999. He joined Kyocera Corporation in 1970 and has served as the President and Representative Director of Kyocera Optec Co., Ltd.

Noboru Nakamura has served as a Director of Kyocera Corporation since 2003. He became a Director in 1991, a Managing Director in 1995, a Senior Managing and Representative Director in 1997 and an Executive Vice President and Representative Director in 1999. He joined Kyocera Corporation in 1967 and has served as the President and Representative Director of Kyocera Chemical Corporation.

Isao Kishimoto has served as a Director of Kyocera Corporation since 2003. He became a Director in 1993, a Managing Director in 1997 and a Senior Managing Director in 2001. He joined Kyocera Corporation in 1967 and has served as the President and Representative Director of Kyocera Kinseki Corporation.

Hisao Hisaki has served as a Director of Kyocera Corporation since 1991. He joined Kyocera Corporation in 1969 and has served as the President and Representative Director of Kyocera Tianjin Sales and Trading Corporation.

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

Yasuo Akashi has served as a Full-time Corporate Auditor of Kyocera Corporation since 2003. He served as a Senior Managing and Representative Director of Kyocera Corporation from 1997. He became a Director in 1991 and a Managing Director in 1993. He joined Kyocera Corporation in 1967.

Yoshihiko Nishikawa has served as a Corporate Auditor of Kyocera Corporation since 2005. He became a Director in 1995 and retired in 2003. He joined Kyocera Corporation in 1970.

Osamu Nishieda has served as a Corporate Auditor of Kyocera Corporation since 1993. He has served as an In-House Council of Kyocera Corporation.

Shinji Kurihara has served as a Corporate Auditor of Kyocera Corporation since 2003. He has served as the Representative Director of Takeda Management Institution.

Shigekazu Tamura has served as a Corporate Auditor of Kyocera Corporation since 2005. He is registered as the Certified Public Accountant defined by the Certified Public Accountant Law of Japan.

Kyocera has adopted an “executive officer system” pursuant to the Commercial Code of Japan, of which objectives are to establish corporate governance appropriate for a global corporation, together with a decision making system responsive to the business environment, and to train the next generation of senior executives.

The following table shows Kyocera’s Executive Officers as of July 1, 2005.

Name	Position
Yasuo Nishiguchi	Chief Executive Officer (Representative Director, Chairman)

Masahiro Umemura	Chief Financial Officer (Representative Director, Vice Chairman, General Manager of Corporate Development Group)

Makoto Kawamura	Chief Operating Officer (Representative Director, President)

Isao Yukawa	Senior Managing Executive Officer (General Manager of Corporate Solar Energy Group)

Tatsumi Maeda	Managing Executive Officer (Deputy General Manager of Corporate Solar Energy Group)

Hisashi Sakumi	Managing Executive Officer (General Manager of Corporate Environment and Education Group)

Tsutomu Yamori	Managing Executive Officer (General Manager of Corporate General Affairs Human Resources Group)

Takashi Itoh	Managing Executive Officer (General Manager of Corporate Purchasing Group)

Tetsuo Kuba	Managing Executive Officer (General Manager of Corporate Fine Ceramics Group and Corporate Semiconductor Components Group)

Osamu Nomoto	Managing Executive Officer (General Manager of Corporate Electronic Components Group)

Name	Position
Eiichi Toriyama	Managing Executive Officer (Deputy General Manager of Corporate Electronic Components Group and General Manager of Corporate Electronic Components Sales Division)

Akiyoshi Okamoto	Senior Executive Officer (General Manager of SHANGHAI KYOCERA ELECTRONICS CO., LTD.)

Keijiro Minami	Senior Executive Officer (General Manager of Corporate Legal & Intellectual Property Group)

Goro Yamaguchi	Senior Executive Officer (Deputy General Manager of Corporate Semiconductor Components Group and General Manager of Corporate Semiconductor Components Sales Division)

Yasushi Matsumura	Senior Executive Officer (General Manager of Corporate Thin-Film Devices Group)

Tetsuo Okada	Senior Executive Officer (Representative Director and President of KYOCERA MITA CORPORATION)

Yoshihito Ota	Executive Officer (General Manager of Office of the Chief Executives)

Yasuyuki Yamamoto	Executive Officer (General Manager of Corporate Mobile Communication Equipment Group)

Junichi Jinno	Executive Officer (General Manager of Corporate Communication Systems Equipment Group)

Gen Takayasu	Executive Officer (General Manager of Corporate Communication Devices Division, Corporate Semiconductor Components Group)

Nobuhiro Ochiai	Executive Officer (General Manager of Corporate Capacitor Division, Corporate Electronic Components Group)

Jyunzo Katsuki	Executive Officer (Deputy General Manager of Corporate Electronic Components Sales Division, Corporate Electronic Components Group)

Yukihiro Takarabe	Executive Officer (General Manager of Corporate Cutting Tool Group)

Takashi Naruko	Executive Officer (General Manager of Jewelry & Application Products Division)

Masakazu Mitsuda	Executive Officer (General Manager of Corporate Business Systems Administration Group)

Toshimi Gejima	Executive Officer (General Manager of Automotive Components Division)

Michiaki Furuhashi	Executive Officer (General Manager of General Affairs Division, Corporate General Affairs Human Resources Group)

Mitsuru Imanaka	Executive Officer (Representative Director and President of KYOCERA FINE CERAMICS GmbH)

Name	Position
Shoichi Aoki	Executive Officer (General Manager of Corporate Financial & Accounting Group)

Hiroshi Togi	Executive Officer (General Manager of Corporate Ceramic Packages Division, Corporate Semiconductor Components Group)

Yoshihiro Kano	Executive Officer (Deputy General Manager of Corporate Development Group)

Yoichi Yamashita	Executive Officer (General Manager of Corporate Business Strategy Group)

Robert Whisler	Executive Officer (Director and President of KYOCERA AMERICA INC.)

John Rigby	Executive Officer (Director and President of KYOCERA INDUSTRIAL CERAMICS CORPORATION)

B. Compensation

The aggregate amount of compensation, including bonuses, paid by Kyocera Corporation and its certain subsidiaries in the fiscal year ended March 31, 2005 to all Directors, Executive Officers and Corporate Auditors of Kyocera Corporation and its certain subsidiaries was ¥1,185 million ($11 million). The aggregate amount includes compensation and bonuses paid during the three months ended June 30, 2004 to one Corporate Auditor who retired on June 25, 2004, and excludes the lump sum retirement allowance paid to one Corporate Auditor. The number of Directors, Executive Officers and Corporate Auditors to whom the above aggregate amount relates differs from the number of Directors, Executive Officers and Corporate Auditors as of the filing date of this Form 20-F.

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

The annual provisions and costs charged to income for such retirement allowance for fiscal 2005 were ¥129 million ($1 million).

We have neither disclosed to our shareholders nor otherwise made public any of the information specified in this item for individually named Directors, Officers or Corporate Auditors.

C. Board Practices

In accordance with the requirements of the Commercial Code of Japan (the “Commercial Code”), our Articles of Incorporation provide for not more than five Corporate Auditors. Corporate Auditors are elected at a general meeting of shareholders, and their normal term of office is four years. However, Corporate Auditors may serve any number of consecutive terms. One of the Corporate Auditors must be a person who was not a Director or employee of Kyocera Corporation or its subsidiaries during the five-year period prior to such Corporate Auditor’s election (and, after the close of the ordinary general meeting of shareholders relating to fiscal 2006, at least half of them must be persons who have not been Directors or employees of Kyocera Corporation or its subsidiaries). Corporate Auditors form the Board of Corporate Auditors. Corporate Auditors are under a statutory duty to oversee the administration of our affairs by the Directors, to examine our financial statements and business reports to be submitted by the Board of Directors to the general meetings of shareholders and to report their opinions thereon to the shareholders. They are obliged to attend meetings of the Board of Directors and to express their opinions, but they are not entitled to vote. Corporate Auditors also have a statutory duty to provide their report on the audit report prepared by our independent certified public accountants to the Board of Corporate Auditors, which must submit its audit report to the Board of Directors. The Board of Corporate Auditors will also determine matters relating to the duties of the Corporate Auditors, such as audit policy and methods of investigation of our affairs.

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

D. Employees

At March 31, 2005, Kyocera had 58,559 employees, of whom 2,713 work in the Fine Ceramic Parts Group, 7,539 work in the Semiconductor Parts Group, 4,306 work in the Applied Ceramic Products Group, 21,091 work in the Electronic Device Group, 5,587 work in the Telecommunications Equipment Group, 10,321 work in the Information Equipment Group, 2,659 work in the Optical Equipment Group, 3,237 work for Others and 1,106 work in Corporate. Kyocera’s number of employees at March 31, 2005 increased by 689 compared with the number of employees of 57,870 at March 31, 2004.

Kyocera Corporation had 12,682 employees, and their average age and average service years were 37.9 and 15.1, respectively.

Most regular employees of Kyocera Corporation, other than management, are members of the Kyocera Union. Over 90% of Kyocera Corporation’s regular employees are members of this union. The Kyocera Union is only open to Kyocera Corporation employees, not to our Japanese or overseas subsidiaries. The employees at three of our subsidiaries in Japan are unionized. Employees at our Japanese subsidiaries are not otherwise unionized. In the United States, our employees are generally unionized, while in other countries subsidiaries are unionized on a case-by-case basis. Employees of our overseas subsidiaries belong to labor unions organized by industry, as opposed to a company specific union like the Kyocera Union. There is no material item to be specifically addressed regarding relationships between labor and management.

E. Share Ownership

As of March 31, 2005, Kyocera’s Directors, Corporate Auditors and Executive Officers owned 8,572,234 shares of Kyocera Corporation in total (8,552,561 shares of common stock of Kyocera Corporation and 19,673 ADSs of Kyocera Corporation), or 4.6% of the outstanding shares of Kyocera Corporation. The numbers of shares owned by each Directors, Corporate Auditors and Executive Officers are shown in the following table.

Name	Title	Number of Shares
Kazuo Inamori	Chairman Emeritus and Director	6,806,165

Kensuke Itoh	Chairman of the Board and Representative Director	557,072

Yasuo Nishiguchi	President and Representative Director	4,095

Masahiro Umemura	Executive Vice President and Representative Director	5,000

Michihisa Yamamoto	Executive Vice President and Representative Director	9,232

Yuzo Yamamura	Director	82,000

Naoyuki Morita	Director	5,600

Koji Seki	Director	4,318

Noboru Nakamura	Director	3,100

Isao Kishimoto	Director	4,100

Hisao Hisaki	Director	3,171

Rodney N. Lanthorne	Director	3,478 (ADR)

John S. Gilbertson	Director	16,195 (ADR)

Atsushi Mori	Corporate Auditor	10,000

Yasuo Akashi	Corporate Auditor	6,323

Osamu Nishieda	Corporate Auditor	1,000,037

Shinji Kurihara	Corporate Auditor	500

Isao Yukawa	Managing Executive Officer	1,200

Hisashi Sakumi	Managing Executive Officer	9,000

Tsutomu Yamori	Managing Executive Officer	2,000

Eiichi Toriyama	Managing Executive Officer	1,000

Makoto Kawamura	Managing Executive Officer	1,000

Tatsumi Maeda	Managing Executive Officer	1,100

Name	Title	Number of Shares
Akiyoshi Okamoto	Senior Executive Officer	4,864

Takashi Itoh	Senior Executive Officer	9,000

Yoshihiko Nishikawa	Senior Executive Officer	2,102

Tetsuo Kuba	Executive Officer	1,000

Osamu Nomoto	Executive Officer	1,315

Gen Takayasu	Executive Officer	500

Nobuhiro Ochiai	Executive Officer	1,000

Yasuyuki Yamamoto	Executive Officer	—

Junichi Jinno	Executive Officer	—

Keijiro Minami	Executive Officer	300

Goro Yamaguchi	Executive Officer	3,600

Junzo Katsuki	Executive Officer	800

Yukihiro Takarabe	Executive Officer	300

Takashi Naruko	Executive Officer	600

Masakazu Mitsuda	Executive Officer	900

Yoshihito Ota	Executive Officer	900

Yasushi Matsumura	Executive Officer	100

Toshimi Gejima	Executive Officer	1,400

Michiaki Furuhashi	Executive Officer	7,867

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

As of August 31, 2005, the amount of common stock to be issued upon the exercise of all outstanding options issued to Directors, Corporate Auditors and Executive Officers is set forth in further detail in the following table. Note, however, that there can be no assurances that the options described above will be exercised in whole or in part.

Option Holder	Title	Total Options Outstanding	Exercise Price per Share
Kensuke Itoh	Director and Executive Advisor	8,000 (Plan 2003) 8,000 (Plan 2004)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004)

Yasuo Nishiguchi	Representative Director, Chairman and Chief Executive Officer	8,000 (Plan 2003) 8,000 (Plan 2004)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004)

Masahiro Umemura	Representative Director, Vice Chairman and Chief Financial Officer	6,000 (Plan 2003) 6,000 (Plan 2004)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004)

Makoto Kawamura	Representative Director, President and Chief Operating Officer	4,000 (Plan 2003) 4,000 (Plan 2004)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004)

Yuzo Yamamura	Director	6,000 (Plan 2003) 6,000 (Plan 2004)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004)

Naoyuki Morita	Director	6,000 (Plan 2003) 6,000 (Plan 2004)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004)

Koji Seki	Director	6,000 (Plan 2003) 6,000 (Plan 2004)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004)

Michihisa Yamamoto	Director	6,000 (Plan 2003) 6,000 (Plan 2004)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004)

Noboru Nakamura	Director	6,000 (Plan 2003) 6,000 (Plan 2004)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004)

Isao Kishimoto	Director	5,500 (Plan 2003) 5,500 (Plan 2004)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004)

Hisao Hisaki	Director	5,000 (Plan 2003) 5,000 (Plan 2004)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004)

Rodney N. Lanthorne	Director	4,500 (Plan 2003) 4,500 (Plan 2004)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004)

John S. Gilbertson	Director	4,500 (Plan 2003) 4,500 (Plan 2004)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004)

Option Holder	Title	Total Options Outstanding	Exercise Price per Share
Yasuo Akashi	Corporate Auditor	3,000 (Plan 2003) 3,000 (Plan 2004)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004)

Yoshihiko Nishikawa	Corporate Auditor	3,000 (Plan 2003) 3,000 (Plan 2004)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004)

Osamu Nishieda	Corporate Auditor	— —	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004)

Shinji Kurihara	Corporate Auditor	— —	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004)

Shigekazu Tamura	Corporate Auditor	— —	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004)

Isao Yukawa	Senior Managing Executive Officer	4,000 (Plan 2003) 4,000 (Plan 2004)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004)

Tatsumi Maeda	Managing Executive Officer	4,000 (Plan 2003) 4,000 (Plan 2004)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004)

Hisashi Sakumi	Managing Executive Officer	4,000 (Plan 2003) 4,000 (Plan 2004)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004)

Tsutomu Yamori	Managing Executive Officer	4,000 (Plan 2003) 4,000 (Plan 2004)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004)

Takashi Itoh	Managing Executive Officer	3,000 (Plan 2003) 3,000 (Plan 2004)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004)

Tetsuo Kuba	Managing Executive Officer	2,500 (Plan 2003) 2,500 (Plan 2004)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004)

Osamu Nomoto	Managing Executive Officer	2,500 (Plan 2003) 2,500 (Plan 2004)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004)

Eiichi Toriyama	Managing Executive Officer	4,000 (Plan 2003) 4,000 (Plan 2004)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004)

Akiyoshi Okamoto	Senior Executive Officer	3,000 (Plan 2003) 3,000 (Plan 2004)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004)

Keijiro Minami	Senior Executive Officer	2,500 (Plan 2003) 2,500 (Plan 2004)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004)

Goro Yamaguchi	Senior Executive Officer	2,500 (Plan 2003) 2,500 (Plan 2004)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004)

Yasushi Matsumura	Senior Executive Officer	600 (Plan 2003) 2,500 (Plan 2004)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004)

Tetsuo Okada	Senior Executive Officer	2,500 (Plan 2003) 3,000 (Plan 2004)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004)

Yoshihito Ota	Executive Officer	2,500 (Plan 2003) 2,500 (Plan 2004)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004)

Yasuyuki Yamamoto	Executive Officer	2,500 (Plan 2003) 2,500 (Plan 2004)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004)

Junichi Jinno	Executive Officer	2,500 (Plan 2003) 2,500 (Plan 2004)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004)

Gen Takayasu	Executive Officer	2,500 (Plan 2003) 2,500 (Plan 2004)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004)

Nobuhiro Ochiai	Executive Officer	2,500 (Plan 2003) 2,500 (Plan 2004)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004)

Option Holder	Title	Total Options Outstanding	Exercise Price per Share
Junzo Katsuki	Executive Officer	2,500 (Plan 2003) 2,500 (Plan 2004)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004)
Yukihiro Takarabe	Executive Officer	2,500 (Plan 2003) 2,500 (Plan 2004)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004)
Takashi Naruko	Executive Officer	2,500 (Plan 2003) 2,500 (Plan 2004)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004)
Masakazu Mitsuda	Executive Officer	2,500 (Plan 2003) 2,500 (Plan 2004)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004)
Toshimi Gejima	Executive Officer	600 (Plan 2003) 2,500 (Plan 2004)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004)
Michiaki Furuhashi	Executive Officer	600 (Plan 2003) 2,500 (Plan 2004)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004)
Mitsuru Imanaka	Executive Officer	1,200 (Plan 2003) 1,200 (Plan 2004)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004)
Shoichi Aoki	Executive Officer	600 (Plan 2003) 600 (Plan 2004)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004)
Hiroshi Togi	Executive Officer	600 (Plan 2003) 600 (Plan 2004)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004)
Yoshihiro Kano	Executive Officer	600 (Plan 2003) 600 (Plan 2004)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004)
Yoichi Yamashita	Executive Officer	600 (Plan 2003) 600 (Plan 2004)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004)
Robert Whisler	Executive Officer	2,500 (Plan 2003) 2,500 (Plan 2004)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004)
John Rigby	Executive Officer	2,500 (Plan 2003) 2,500 (Plan 2004)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004)

Total		160,900 (Plan 2003) 167,100 (Plan 2004)

On June 28, 2005, the stockholders approved Kyocera Corporation’s Board of Directors resolution for approval of the issuance of stock acquisition rights (Plan 2005) to directors, corporate auditors, corporate executive officers and certain key employees of Kyocera. This approval of stock acquisition rights for Plan 2005 is intended to enable the grant of stock options and the kind and the maximum number of shares to be issued is 1,500,000 shares of common stock of Kyocera Corporation. The stock acquisition rights for Plan 2005 were issued as of September 1, 2005 to 1,715 persons to acquire amounts ranging from 600 to 8,000 shares of common stock each, or to acquire 1,301,900 shares of common stock in the aggregate. The exercise price and the exercisable period of Plan 2005 have been set at ¥8,619 per share, and from October 1, 2005 to September 30, 2008, respectively. Kyocera Corporation will cover the stock acquisition rights for Plan 2005 by utilizing its holdings of common stock of Kyocera Corporation (treasury stock).

The following table shows the options of Plan 2005 issued to Directors, Corporate Auditors and Executive Officers as of September 1, 2005.

Option Holder	Title	Total Options Issued
Kensuke Itoh	Director and Executive Advisor	8,000

Yasuo Nishiguchi	Representative Director, Chairman and Chief Executive Officer	8,000

Masahiro Umemura	Representative Director, Vice Chairman and Chief Financial Officer	8,000

Makoto Kawamura	Representative Director, President and Chief Operating Officer	8,000

Yuzo Yamamura	Director	6,000

Naoyuki Morita	Director	6,000

Koji Seki	Director	6,000

Michihisa Yamamoto	Director	6,000

Noboru Nakamura	Director	6,000

Isao Kishimoto	Director	6,000

Hisao Hisaki	Director	5,000

Rodney N. Lanthorne	Director	4,500

John S. Gilbertson	Director	4,500

Yasuo Akashi	Corporate Auditor	3,000

Yoshihiko Nishikawa	Corporate Auditor	3,000

Osamu Nishieda	Corporate Auditor	—

Shinji Kurihara	Corporate Auditor	—

Shigekazu Tamura	Corporate Auditor	—

Isao Yukawa	Senior Managing Executive Officer	4,300

Tatsumi Maeda	Managing Executive Officer	4,000

Hisashi Sakumi	Managing Executive Officer	4,000

Tsutomu Yamori	Managing Executive Officer	4,000

Option Holder	Title	Total Options Issued
Takashi Itoh	Managing Executive Officer	4,000

Tetsuo Kuba	Managing Executive Officer	4,000

Osamu Nomoto	Managing Executive Officer	4,000

Eiichi Toriyama	Managing Executive Officer	4,000

Akiyoshi Okamoto	Senior Executive Officer	3,000

Keijiro Minami	Senior Executive Officer	3,000

Goro Yamaguchi	Senior Executive Officer	3,000

Yasushi Matsumura	Senior Executive Officer	3,000

Tetsuo Okada	Senior Executive Officer	4,000

Yoshihito Ota	Executive Officer	2,500

Yasuyuki Yamamoto	Executive Officer	2,500

Junichi Jinno	Executive Officer	2,500

Gen Takayasu	Executive Officer	2,500

Nobuhiro Ochiai	Executive Officer	2,500

Junzo Katsuki	Executive Officer	2,500

Yukihiro Takarabe	Executive Officer	2,500

Takashi Naruko	Executive Officer	2,500

Masakazu Mitsuda	Executive Officer	2,500

Toshimi Gejima	Executive Officer	2,500

Michiaki Furuhashi	Executive Officer	2,500

Mitsuru Imanaka	Executive Officer	2,500

Shoichi Aoki	Executive Officer	2,500

Hiroshi Togi	Executive Officer	2,500

Option Holder	Title	Total Options Issued
Yoshihiro Kano	Executive Officer	2,500

Yoichi Yamashita	Executive Officer	2,500

Robert Whisler	Executive Officer	3,000

John Rigby	Executive Officer	3,000

Total		182,300

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As far as is known to us, Kyocera is not, directly or indirectly, owned or controlled by any other corporation or by the Japanese or any foreign government, and there is no arrangement which may at a subsequent date result in a change in control of Kyocera.

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

On April 13, 2005, in accordance with the Securities and Exchange Law of Japan, Morgan Stanley Japan Limited informed Kyocera Corporation that Morgan Stanley Japan Limited and its related partners became a holder of over 5% of the total issued voting shares of Kyocera Corporation, and they held shares of Kyocera Corporation as show in the following table as of March 31, 2005. However, they were not included in the above major shareholders as a single major holder because not all partners of Morgan Stanley Japan Limited were shareholders of record as of March 31, 2005.

According to Citibank N.A., depositary for Kyocera’s ADSs, as of March 31, 2005, 4,240,142 shares of Kyocera’s common stock were held in the form of ADSs and there were 868 ADS holders of record in the United States. According to Kyocera’s register of shareholders, as of March 31, 2005, there were 85,356 holders of Kyocera’s common stock of record worldwide. As of March 31, 2005, there were 117 record holders of Kyocera’s common stock with addresses in the United States, holding 21,081,863 shares of the outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.

B. Related Party Transactions

Significant customer

In fiscal 2005, Kyocera’s sales to KDDI amounted to ¥89,937 million ($841 million), or 7.6% of consolidated net sales. As KDDI sold its PHS business in October 2004, Kyocera’s sales of PHS-related products has not been included in sales to KDDI since then. In addition, Kyocera’s sales of mobile phone handsets to KDDI decreased. KDDI provides telecommunication services, and Kyocera sells mainly telecommunications equipment to KDDI. Kyocera Corporation made an equity investment in KDDI when it was founded and currently, a director of Kyocera Corporation is a member of the board of directors of KDDI. At March 31, 2005, Kyocera Corporation’s equity interest in KDDI was 13.5%. Kyocera serves KDDI as an independent vendor in terms of price determination, remittance conditions and product distribution. All of the agreements and ongoing contractual commitments between Kyocera and KDDI have been made on an arm’s-length basis. Kyocera expects that KDDI will remain a significant customer in the future.

C. Interests of Experts and Counsel

Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Financial Statements

The information required by this item is set forth beginning on page F-2 of this Form 20-F.

Dividend Policy

Since the listing of its shares, Kyocera Corporation has endeavored to increase dividends per share in line with improvements in performance. Kyocera Corporation has also boosted dividends by actively undertaking free share distributions and stock splits. Traditionally, Kyocera Corporation has set dividend amounts with the goal of maintaining stable dividends to shareholders. In the interest of shareholders, however, Kyocera has decided, commencing with the year-end dividend relating to fiscal 2005, to change this policy to establish a greater linkage between dividend amounts and the Group’s performance. In particular, Kyocera will determine dividend amounts based on an overall assessment that will take into consideration capital expenditures necessary for the further development of Kyocera Group from a medium to long-term perspective, while also aiming for a payout ratio of approximately 20 to 25% on a consolidated basis.

Kyocera’s goal of constantly enhancing profitability will ensure greater returns for stockholders to meet their expectations. In order to be a “creative company that continues to grow in the 21st century”, Kyocera will strive at the same time to be a market leader in the three strategic areas of “telecommunications and information processing,” “environmental protection” and “quality of life.” To realize this goal, Kyocera will aggressively strive to cultivate new businesses and markets and to develop new technologies, acquiring external management resources when necessary. Kyocera will maintain a healthy and stable financial position and therefore, internal reserves shall be utilized for this purpose.

Kyocera Corporation decided that the year-end dividend for the year ended March 31, 2005 should be 50 yen per share in the ordinary general meeting of shareholders on June 28, 2005. When aggregated with the interim dividend 30 yen per share, the total annual dividend amount was 80 yen per share.

We held board of directors meeting for the interim dividend on October 28, 2004.

B. Significant Changes

Except as disclosed in this Form 20-F, there have been no significant changes since March 31, 2005.

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

	Tokyo Stock Exchange		New York Stock Exchange
	Price per Share of Common Stock (yen)		Price per American Depositary Share (U.S. dollars)*
Years ended March 31	High	Low	High	Low
2001	¥19,500	¥9,000	$186.60	$73.82
2002	12,900	7,000	105.72	53.77
2003	10,070	5,630	80.27	47.96
2004	8,970	5,570	84.66	47.25
2005	9,630	7,080	90.90	67.81

Most Recent 6 months	High	Low	High	Low
March, 2005	¥8,080	¥7,540	$77.55	$70.48
April, 2005	7,820	7,090	74.75	67.20
May, 2005	8,420	7,540	77.20	72.68
June, 2005	8,500	8,140	78.45	74.86
July, 2005	8,670	7,820	78.02	70.45
August, 2005	8,040	7,640	72.65	69.01

*	The prices of American Depositary Shares are based upon reports by the New York Stock Exchange, with all fractional figures rounded up to the nearest two decimal points.

The following table shows the information about high and low sales prices for each quarterly period in fiscal 2004 and 2005 in respect of the shares of Common Stock of Kyocera Corporation on the Tokyo Stock Exchange, and the American Depositary Shares on the New York Stock Exchange.

For Voting Securities by Fiscal Quarter

		2004
		1st	2nd	3rd	4th
Common Stock:
Market price per share (A)	— High	¥7,320	¥8,150	¥7,280	¥8,970
	— Low	5,570	6,400	6,180	7,140
Cash dividends paid per share		30.00	—	30.00	—
American Depositary Share:
Market price per share (B)	— High	$61.34	$69.30	$67.56	$84.66
	— Low	47.25	54.50	57.40	66.25
Cash dividends paid per share (C)		0.25	—	0.27	—

		2005
		1st	2nd	3rd	4th
Common Stock:
Market price per share (A)	— High	¥9,630	¥9,380	¥8,320	¥8,080
	— Low	8,110	7,370	7,080	7,120
Cash dividends paid per share		30.00	—	30.00	—
American Depositary Share:
Market price per share (B)	— High	$90.90	$86.20	$77.23	$77.58
	— Low	71.10	67.81	68.86	68.67
Cash dividends paid per share (C)		0.28	—	0.29	—

(A)	Price on the Tokyo Stock Exchange
(B)	Price on the New York Stock Exchange
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

Item 10. Additional Information

A. Share Capital

Not Applicable.

B. Memorandum and Articles of Association

General

Set out below is certain information regarding the organization and shares of Kyocera Corporation, including brief summaries of certain provisions of the Articles of Incorporation, the Share Handling Regulations and the Regulations of the Board of Directors of Kyocera Corporation and of the Commercial Code relating to joint stock corporations (kabushiki kaisha) and certain related legislation, all as currently in effect, except where references are made to the New Company Law (as defined below).

A law to modernize and make overall amendments to the Commercial Code was promulgated on July 26, 2005. As a result of such amendments, the provisions governing joint stock corporations, which are currently included in the Commercial Code, will be embodied in a new company law (the “New Company Law”). The New Company Law will come into effect within one and a half years after its promulgation and is currently expected to take effect in the spring of 2006. Descriptions of the New Company Law are made below to the extent necessary or appropriate in the context.

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

The Commercial Code specifically requires a resolution of the Board of Directors for a joint stock corporation, among other things, to acquire or dispose of material assets; to borrow substantial amounts of money; to employ or discharge from employment important employees, such as executive officers; to establish, change or abolish a material corporate organization such as a branch office; or to issue bonds. The Regulations of the Board of Directors of Kyocera Corporation require a resolution of the Board of Directors for Kyocera Corporation, among other things, to issue of bonds or bonds with stock acquisition rights; to borrow, lend or contribute a significant amount of money; to give a guarantee of a significant amount of debt; or to waive the right to receive a significant amount of money. The Regulations of the Board of Directors of Kyocera Corporation defines a “significant amount” as five billion yen or more with respect to borrowing and one hundred million yen or more with respect to other matters. The Regulations of the Board of Directors of Kyocera Corporation also require a resolution of the Board of Directors to approve any transaction between a Director and Kyocera Corporation; allocate remuneration and bonuses of Directors as previously determined or approved by the general meeting of shareholders ; or determine the amount and manner of payment of retirement allowances or condolence money payable to Directors, determination of which has been previously entrusted to the Board of Directors by the general meeting of shareholders. Under the New Company Law, a resolution of the Board of Directors will also be specifically required for the establishment of a control system to ensure adequacy of Kyocera Corporation’s affairs, such as a control system to ensure the exercise of Directors’ duty to comply with laws and regulations and the Articles of Incorporation of Kyocera Corporation.

Capital Stock

Authorized capital

Article 5 of the Articles of Incorporation of Kyocera Corporation provides that the total number of shares authorized for issuance by Kyocera Corporation is 600,000,000 shares. If shares of common stock are retired, the number of shares so retired shall be deducted from the total number of shares authorized to be issued by Kyocera Corporation.

Dividends

General

The Articles of Incorporation of Kyocera Corporation provide that the fiscal year of Kyocera Corporation shall be a period commencing on April 1 in each year and ending on March 31 of the following year, and the accounts of each fiscal year shall be settled on March 31 of each year. Correspondingly, the Articles of Incorporation provide that dividends shall be paid to shareholders or pledgees who are registered on the shareholders register of Kyocera Corporation as of the end of March 31 in each year. After the close of the fiscal period, the Board of Directors prepares, among other things, a proposed allocation of profits for dividends and other purposes; this proposal is submitted for approval to the ordinary general meeting of shareholders, which is normally held in June each year. In addition to year-end dividends, Kyocera Corporation may, by resolution of the Board of Directors, distribute cash as interim dividends, pursuant to Article 293-5 of the Commercial Code (an “interim dividend”) to shareholders or pledgees of record at the end of each September 30, without shareholders’ approval, but subject to the limitation described below.

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

Under the New Company Law, distribution of dividends will take the form of distribution of Surplus (as defined in “– Restriction on Dividends”). Kyocera Corporation will be permitted to make distributions of Surplus to its shareholders any number of times per fiscal year pursuant to resolutions of its general meeting of shareholders, subject to certain limitations described in “– Restriction on Dividends”. Distribution of Surplus will be required in principle to be authorized by a resolution of a general meeting of shareholders. Distributions of Surplus will, however, be permitted pursuant to a resolution of the Board of Directors if (a) the Articles of Incorporation of Kyocera Corporation so provide, (b) the normal term of office of its Directors is one year and (c) its non-consolidated annual financial statements and certain documents for the latest fiscal year present fairly its assets and profit and loss, as required by an ordinance of the Ministry of Justice. In an exception to the above rule, even if the requirements described in (a) through (c) are not met, Kyocera Corporation will be permitted to make distributions of Surplus in cash to its shareholders by resolutions of the Board of Directors once per fiscal year if its Articles of Incorporation so provide. This exception is designed to enable companies to make interim dividend payments substantially in the same manner as they are permitted to do so under the Commercial Code.

Distributions of Surplus may be made in cash or in kind in proportion to the number of shares held by each shareholder. A resolution of a general meeting of shareholders or the Board of Directors authorizing a distribution of Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of Surplus is to be made in kind, Kyocera Corporation may, pursuant to a resolution of a general meeting of shareholders or (as the case may be) the Board of Directors, grant a right to its shareholders to require Kyocera Corporation to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of Surplus must be approved by a special resolution of a general meeting of shareholders (see “Voting Rights” with respect to a “special resolution”).

Restriction on Dividends

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

Under the Commercial Code, Kyocera Corporation is permitted to distribute profits by way of year-end dividends out of the excess of its net assets, as appearing on its non-consolidated balance sheet as of the end of the last fiscal year, over the aggregate of, as appearing on the same balance sheet where relevant:

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

Under the New Company Law, when Kyocera Corporation makes a distribution of Surplus (except for any such distribution used for bonuses to Directors or Corporate Auditors), it must set aside in its additional paid-in capital or legal reserve an amount equal to one-tenth of the amount of Surplus so distributed, as required by an ordinance of the Ministry of Justice. The amount of Surplus at any given time must be calculated in accordance with the following formula:

A + B + C + D - [E + F + G]

In the above formula:

“A”	=	the total amount of (a) assets and (b) the book value of treasury stock less the total amount of (v) liabilities, (w) stated capital, (x) additional paid-in capital, (y) legal reserve and (z) certain other amounts set forth in an ordinance of the Ministry of Justice, each such amount being that appearing on Kyocera Corporation’s non-consolidated balance sheet as of the end of the last fiscal year

“B”	=	(if Kyocera Corporation has disposed of its treasury stock after the end of the last fiscal year) the amount of the consideration for such treasury stock received by Kyocera Corporation less the book value thereof

“C”	=	(if Kyocera Corporation has reduced its stated capital after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital or legal reserve (if any)

“D”	=	(if Kyocera Corporation has reduced its additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to stated capital (if any)

“E”	=	(if Kyocera Corporation has cancelled its treasury stock after the end of the last fiscal year) the book value of such treasury stock

“F”	=	(if Kyocera Corporation has distributed Surplus to its shareholders after the end of the last fiscal year) the total book value of the Surplus so distributed

“G”	=	certain other amounts set forth in an ordinance of the Ministry of Justice

Under the New Company Law, the aggregate book value of Surplus distributed by Kyocera Corporation may not exceed a prescribed distributable amount (the “Distributable Amount”), as calculated on the effective date of such distribution. The Distributable Amount of Kyocera Corporation at any given time shall be the amount of Surplus less the aggregate of (a) the book value of its treasury stock, (b) the amount of consideration for any of its treasury stock disposed of by it after the end of the last fiscal year and (c) certain other amounts set forth in an ordinance of the Ministry of Justice. If Kyocera Corporation has prepared interim financial statements as described below, and if such interim financial statements have been approved by the Board of Directors or (if so required by the New Company Law) by a general meeting of shareholders, then the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for any of its treasury stock disposed of by it, during the period in respect of which such interim financial statements have been prepared. Under the New Company Law, Kyocera Corporation will be permitted to prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet. Interim financial statements so prepared by Kyocera Corporation must be audited by its Corporate Auditors and/or independent certified public accountants, as required by an ordinance of the Ministry of Justice.

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

Any shareholder or group of shareholders holding at least 300 voting rights (see “‘Unit’ share system” below) or one percent of the total number of voting rights for six months or more may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a Representative Director at least eight weeks prior to the date set for such meeting. Under the New Company Law, any of the minimum percentages, time periods and number of voting rights necessary for exercising the minority shareholder rights described above may be decreased or shortened if the Articles of Incorporation of Kyocera Corporation so provide.

Voting rights

A holder of shares constituting one or more whole units (see “‘Unit’ share system” below) is entitled to one vote for each whole unit of shares, except that neither Kyocera Corporation nor a corporate shareholder of which more than one-quarter of the total voting rights are directly or indirectly held by Kyocera Corporation, has voting rights in respect of the shares held by it. Under the New Company Law, any corporate shareholder whose management is substantially under the control of Kyocera Corporation through shareholding or for any other reason, as further provided in an ordinance of the Ministry of Justice, may not exercise its voting rights with respects to shares held by it. Except as otherwise provided by law or by the Articles of Incorporation of Kyocera Corporation, a resolution can be adopted at a general meeting of shareholders by a majority of the total number of voting rights represented at the meeting. Under the Commercial Code and Kyocera Corporation’s Articles of Incorporation, however, the quorum for the election of Directors and Corporate Auditors is one-third of the total number of voting rights. Kyocera Corporation’s shareholders are not entitled to cumulative voting in the election of Directors. Shareholders may exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. Kyocera Corporation’s shareholders also may cast their votes in writing. Holders of shares who do not attend a general meeting of shareholders may also exercise their voting rights by electronic means if the Board of Directors approves such method of exercising voting rights.

The Commercial Code provides that certain important matters shall be approved by a “special resolution” of a general meeting of shareholders, where the quorum is one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights represented at the meeting is required. Such matters include any amendment to the Articles of Incorporation (except for increasing the number of the authorized shares in connection with a stock split and reducing the number of shares constituting a full unit or abolishing the concept of a unit share entirely in connection with the unit share system), the reduction of stated capital, the removal of a Director or Corporate Auditor, the dissolution, merger or consolidation of Kyocera Corporation, the “share transfer” or “share exchange” (which creates a parent and a wholly-owned subsidiary relationship between Kyocera Corporation and another company pursuant to the Commercial Code), the transfer of the whole or a substantial part of Kyocera Corporation’s business, the takeover of the entire business of another company, a “corporate split” under the Commercial Code, consolidation of the shares, any offer to persons other than the shareholders of new shares or existing shares held by Kyocera Corporation at a “specially favorable” price, any grant to persons other than the shareholders of rights to subscribe for or acquire shares from Kyocera Corporation (shinkabu-yoyakuken; “stock acquisition rights”) subject to “specially favorable” conditions, or any issuance to persons other than the shareholders of bonds with stock acquisition rights subject to “specially favorable” conditions. Under the New Company Law, a distribution of Surplus in kind will also be subject to a special resolution of a general meeting of shareholders, if shareholders are not granted the right to require Kyocera Corporation to make such distribution in cash instead of in kind. Under the New Company Law, however, no such special resolution will be required for removal of a Director or for reduction of stated capital, but only if certain requirements are met.

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

Subscription rights

Holders of Kyocera Corporation’s shares of capital stock have no pre-emptive rights under its Articles of Incorporation. Authorized but unissued shares may be issued at such times and upon such terms as the Board of Directors determines, subject to the limitations as to the offering of new shares at a “specially favorable” price mentioned under “Voting rights” above. The Board of Directors may, however, determine that shareholders of a particular class of stock shall be given subscription rights regarding a particular issue of new shares of that class, in which case such rights must be given on uniform terms to all shareholders of that class of stock as at a record date of which not less than two weeks’ prior public notice must be given. Each of the shareholders to whom such rights are given must also be given notice of the expiry thereof at least two weeks’ prior to the date on which such rights expire.

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

Repurchase by Kyocera Corporation of its capital stock

Kyocera Corporation may acquire shares (i) by way of purchase on any Japanese stock exchange on which shares are listed or by way of tender offer (in either case pursuant to an ordinary resolution of an ordinary general meeting of shareholders or by resolution of the Board of Directors), (ii) from a specific shareholder other than Kyocera Corporation’s subsidiaries (pursuant to a special resolution of an ordinary general meeting of shareholders), or (iii) from any of Kyocera Corporation’s subsidiaries (pursuant to a resolution of the Board of Directors). In the case of (ii) above, any other shareholder may make a request directly to a Representative Director that Kyocera Corporation acquire the shares held by such shareholder. Under the New Company Law, no such right will be available if the purchase price or any other consideration to be received by the relevant specific shareholder will not exceed the then market price of the shares to be purchased from such shareholder.

Any such acquisition of shares must satisfy certain requirements, including that the total amount of the purchase price may not exceed the amount of the retained earnings available for year-end dividend payments plus the amount of any reduction of the stated capital, additional paid-in capital or legal reserve (if this reduction is authorized by a resolution of the relevant general meeting of shareholders) minus the sum of the amount to be paid by way of appropriation of retained earnings and the amount of retained earnings to be transferred to the stated capital in respect of the relevant fiscal year pursuant to a resolution of the general meeting of shareholders. In the case of the purchase by Kyocera Corporation of its own shares pursuant to a resolution of the Board of Directors mentioned in (i) or (iii) above, however, the total amount of the purchase price of such shares may not exceed the amount distributable as interim dividends as described in “Capital stock – Dividends – Restriction on Dividends” above, minus the amount of the interim dividend actually paid by Kyocera Corporation. However, if it is anticipated that the net assets, as stated on Kyocera Corporation’s non-consolidated balance sheet at the end of the immediately following fiscal year, will be less than the aggregate amount of the items described in (i) through (v) in “Capital stock – Dividends – Restriction on Dividends” above, Kyocera Corporation may not purchase these shares. Under the New Company Law, the total amount of the purchase price of shares may not exceed the Distributable Amount, as described in “Capital stock – Dividends – Restriction on Dividends”

The Commercial Code permits Kyocera Corporation to hold shares acquired by it as treasury stock. Treasury stock may be held by Kyocera Corporation for any time period and may be cancelled by resolution of its Board of Directors. Kyocera Corporation may also transfer to any person shares held by it as treasury stock, subject to a resolution of its Board of Directors, and subject also to other requirements similar to those applicable to the issuance of new shares. Kyocera Corporation may also utilize its treasury stock for the purpose of transfer to any person upon exercise of stock acquisition rights or for the purpose of acquiring another company by way of merger, share exchange or corporate split through exchange of treasury stock for shares or assets of the acquired company. No specific approval by the Board of Directors or shareholders at a shareholders meeting is required for this utilization of treasury stock, although the grant of the relevant stock acquisition rights or the relevant merger, share exchange or corporate split must be approved, as the case may be, by the Board of Directors or shareholders at Kyocera Corporation’s shareholders’ meeting.

“Unit” share system

Under Kyocera Corporation’s Articles of Incorporation, 100 shares constitute one “unit”. The Board of Directors will be permitted to reduce the number of shares constituting a unit or to abolish the unit share system in its entirety by amending Kyocera Corporation’s Articles of Incorporation without approval by shareholders. The number of shares constituting one unit may not exceed 1,000 shares or one-two hundredths (1/200) of the number of all issued shares, whichever is smaller. The New Company Law provides no specific provision for the maximum number of shares constituting one unit, which will be set forth in an ordinance of the Ministry of Justice.

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

Miscellaneous

The Securities and Exchange Law of Japan and related regulations require any person who has become, beneficially and solely or jointly, a holder of more than five percent of the total issued voting shares of Kyocera Corporation to file a report concerning such shareholdings with the Director of the relevant Local Finance Bureau of the Ministry of Finance within five business days.

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

On September 15, 2005, the closing price of our shares of Common Stock on the Tokyo Stock Exchange was ¥7,850 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥5,000 and ¥10,000 per share, as well as the daily price limit if our per share price were to rise to between ¥10,000 and ¥20,000, or fall to between ¥3,000 and ¥5,000. Other daily price limits would apply if our per share price moved to other ranges.

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

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if the investor holds ADRs evidencing ADSs, the investor will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income tax.

The discussion under the headings “Taxation of Dividends” and “Taxation of Capital Gains” assumes that Kyocera Corporation will not be treated as a passive foreign investment company (PFIC) for U.S. federal income tax purposes. For a discussion of the rules that apply if Kyocera is treated as a PFIC, see the discussion under the heading below “PFIC Rules.”

Taxation of Dividends

Under the United States federal income tax laws, if the investor is a U.S. holder, the gross amount of any dividend paid by Kyocera Corporation out of its current or accumulated earnings and profits, as determined for United States federal income tax purposes, is subject to United States federal income taxation. If the investor is a non-corporate U.S. holder, dividends paid in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable at a maximum rate of 15% provided that the shares or ADSs are held for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid with respect to shares or ADSs will be qualified dividend income. The investor must include any Japanese tax withheld from the dividend payment in this gross amount even though he does not in fact receive it.

The dividend is ordinary income that the investor must include in income when the investor, in the case of shares, or the depositary, in the case of ADSs, receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.

The amount of the dividend distribution that the investor must include in his income as a U.S. holder will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend distribution is includible in the investor’s income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the investor includes the dividend payment in income to the date he converts the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the investor’s basis in the shares or ADSs and thereafter as capital gain.

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

Dividends constitute income from sources outside the United States. Dividends paid in taxable years beginning before January 1, 2007 generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income, which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to the investor.

Distributions of additional shares to the investor with respect to shares or ADSs that are made as part of a pro rata distribution to all shareholders of Kyocera Corporation generally will not be subject to United States federal income tax.

Taxation of Capital Gains

If the investor is a U.S. holder and the investor sells or otherwise disposes of his shares or ADSs, the investor will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that the investor realizes and his tax basis, determined in U.S. dollars, in his shares or ADSs. Capital gain of a non-corporate U.S. holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. Additionally, gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

If the investor owns shares or ADSs in a PFIC that is treated as marketable stock, the investor may make a mark-to-market election. If the investor makes this election, the investor will not be subject to the PFIC rules described above. Instead, in general, the investor will include as ordinary income each year the excess, if any, of the fair market value of his shares or ADSs at the end of the taxable year over his adjusted basis in his shares or ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. The investor will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of his shares or ADSs over their fair market value at the end of the taxable year or over their final sale or disposition prices, but only to the extent of the net amount of previously included income as a result of the mark-to-market election. The investor’s basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts.

In addition, notwithstanding any election an investor makes with regard to the shares or ADSs, dividends that received from us will not constitute qualified dividend income to an investor if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Moreover, an investor’s shares or ADSs will be treated as stock in a PFIC if Kyocera was a PFIC at any time during the investor’s holding period in the shares or ADSs, even if Kyocera is not currently a PFIC. For purposes of this rule, if an investor will be treated as having a new holding period in the shares or ADSs, the investor will be treated as having a new holding period in the shares or ADSs beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies. Dividends the investor receives that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, the investor must include the gross amount of any such dividend paid by Kyocera out of accumulated earnings and profits (as determined for United States federal income tax purposes) in the investor’s gross income, and it will be subject to tax at rates applicable to ordinary income.

If the investor owns shares or ADSs during any year that Kyocera is a PFIC he must file Internal Revenue Service Form 8621.

F. Dividends and Paying Agents

Not Applicable.

G. Statement by Experts

Not Applicable.

H. Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, we will file annual reports on Form 20-F within six months of our fiscal year-end and other reports and information on Form 6-K with the Securities and Exchange Commission. These reports and other information can be inspected at the public reference room at the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You can also obtain copies of such material by mail from the public reference room of the Securities and Exchange Commission at prescribed fees. You may obtain information on the operation of the Securities and Exchange public reference room by calling the Securities and Exchange Commission in the United States at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a web site at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements to shareholders.

I. Subsidiary Information

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Kyocera is exposed to market risk, including changes in foreign exchange rates, interest rates and equity prices. In order to hedge against these risks, Kyocera uses derivative financial instruments. Kyocera does not hold or issue derivative financial instruments for trading purposes. Kyocera regularly assesses these market risks based on policies and procedures established to protect against adverse effects of these risks and other potential exposures, primarily by reference to the market value of financial instruments. Although Kyocera may be exposed to losses in the event of non-performance by counterparties, Kyocera believes that its counterparties are creditworthy and does not expect such losses, if any, to be significant. There are no material quantitative changes in market risk exposure at March 31, 2005, when compared to March 31, 2004. In the normal course of business, Kyocera also faces other risks such as country risk, credit risk, or legal risk, but they are not represented in the following tables.

Foreign Exchange Risk

Kyocera enters into foreign currency forward contracts to hedge certain existing assets and liabilities denominated in foreign currencies, principally the U.S. dollar and the Euro. All such contracts currently in effect will mature generally within three months. The tables below provide information about Kyocera’s major foreign currency forward contracts existing at March 31, 2005, setting forth the contract amounts, fair value, and weighted average exchange rates. The contract amounts are generally used to calculate the contractual payments to be exchanged under the contracts.

	(Yen in millions) (Pay/Receive) (Except average contractual rates)
Forward exchange contracts to sell foreign currencies	Euro/Yen	US$/Yen	US$/STG
Contract amounts	¥40,501	¥39,233	¥15,462
Fair value	(585)	(784)	(59)
Weighted average contractual rates	136.457	104.858	1.885

	(Yen in millions) (Receive/Pay) (Except average contractual rates)
Forward exchange contracts to purchase foreign currencies	CZK/STG	Yen/ US$
Contract amounts	¥2,150	¥1,131
Fair value	(11)	(17)
Weighted average contractual rates	43.160	104.771

	(U.S. dollars in thousands) (Pay/Receive)
Forward exchange contracts to sell foreign currencies	Euro/Yen	US$/Yen	US$/STG
Contract amounts	$378,514	$366,664	$144,505
Fair value	(5,467)	(7,327)	(551)

	(U.S. dollars in thousands) (Receive/Pay)
Forward exchange contracts to purchase foreign currencies	CZK/STG	Yen/US$
Contract amounts	$20,093	$10,570
Fair value	(103)	(159)

Interest Rate Risk

Kyocera enters into interest rate swaps and other contracts, which are mainly utilized by a Japanese subsidiary, KLC, to reduce market risk exposure to changes in interest rates.

The tables below provide information about Kyocera’s derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For interest rate swaps, the tables below present notional principal amount, weighted average interest rates by expected (contracted) maturity dates, and fair value. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts.

Other finance receivables (including due within one year)								(Yen in millions)
	Average interest rate	Expected maturity date						Total	Fair value
		2006	2007	2008	2009	2010	Thereafter
Other finance receivables	3.64%	¥37,863	11,983	1,139	347	1,415	48,274	¥101,021	¥101,081

Long term debt (including due within one year)								(Yen in millions)
	Average pay rate	Expected maturity date						Total	Fair value
		2006	2007	2008	2009	2010	Thereafter
Loans, principally from banks	1.10%	¥44,051	17,026	11,731	1,133	1,367	2,300	¥77,608	¥77,950

Interest rate swap									(Yen in millions)
Notional principal amount	Average receive rate	Average pay rate	Expected maturity date						Total	Fair value
			2006	2007	2008	2009	2010	Thereafter
(Variable to Fixed)
¥19,496	0.17%	1.94%	¥6,496	—	—	13,000	—	—	¥19,496	¥(969)

Other finance receivables (including due within one year)								(U.S dollars in thousands)
	Average interest rate	Expected maturity date						Total	Fair value
		2006	2007	2008	2009	2010	Thereafter
Other finance receivables	3.64%	$353,860	111,990	10,645	3,243	13,224	451,159	$944,121	$944,682

Long term debt (including due within one year)								(U.S dollars in thousands)
	Average pay rate	Expected maturity date						Total	Fair value
		2006	2007	2008	2009	2010	Thereafter
Loans, principally from banks	1.10%	$411,691	159,121	109,636	10,589	12,776	21,495	$725,308	$728,504

Interest rate swap									(U.S dollars in thousands)
Notional principal amount	Average receive rate	Average pay rate	Expected maturity date						Total	Fair value
			2006	2007	2008	2009	2010	There-after
(Variable to Fixed)
$182,206	0.17%	1.94%	$60,710	—	—	121,496	—	—	$182,206	$(9,056)

Equity Price Risk

Kyocera has marketable equity and debt securities, which are classified as available-for-sale and are carried in the consolidated balance sheets at fair value. Changes in fair value are recognized as other comprehensive income, net of taxes, as a separate component of stockholders’ equity. Gross unrealized gains on marketable equity securities, which were ¥71,448 million ($668 million), included ¥55,056 million ($515 million) derived from a rise in the market price of KDDI shares held by Kyocera Corporation. Detailed information appears in Note 4 to The Consolidated Financial Statements included in this Form 20-F. Kyocera evaluates whether declines in fair value of debt and equity securities with readily determinable fair values are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost and anticipated recoverability of fair value in the future. Other-than-temporary loss on debt and equity securities with readily determinable fair values for the years ended March 31, 2003, 2004 and 2005 amounted to ¥2,717 million, ¥695 million and ¥1 million ($0 million), respectively. At March 31, 2005, Kyocera held the following available-for-sale marketable equity and debt securities.

	Yen in millions and U.S. dollars in thousands
	March 31, 2005
	Cost	Fair Value	Cost	Fair Value
Due within 1 year	¥14,606	¥14,318	$136,504	$133,813
Due after 1 year to 5 years	60,787	60,971	568,103	569,823
Due after 5 years	517	513	4,832	4,794
Equity securities	272,006	343,208	2,542,112	3,207,551

Total	¥347,916	¥419,010	$3,251,551	$3,915,981

Item 12. Description of Securities Other Than Equity Securities

Not Applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modification to Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Kyocera’s management, with the participation of its principal executive and principal financial officers, evaluated the effectiveness of its disclosure controls and procedures (as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934) as of March 31, 2005.

In making such evaluation, Kyocera’s management has taken into account the fact that the management of AVX Corporation, a consolidated subsidiary of Kyocera and an SEC-reporting U.S. issuer, concluded that AVX Corporation’s internal control over financial reporting (as defined in Rule 13a-15(f) under the U.S. Securities Exchange Act of 1934) was not effective as of March 31, 2005 due to the existence of several material weaknesses (as defined under Auditing Standard No. 2 – An Audit of Internal Control Over Financial Reporting Performed in Conjunction with An Audit of Financial Statements, issued by the Public Company Accounting Oversight Board) that AVX Corporation’s management identified. These material weaknesses, as reported in AVX Corporation’s annual report on Form 10-K for the year ended March 31, 2005, are as follows:

1.As of March 31, 2005, AVX Corporation did not maintain effective control over the accounting for the accrual of certain management and employee bonuses. Specifically, AVX Corporation incorrectly accrued certain bonuses that were linked to continuing employment through fiscal 2006 that should not have been recognized as expense until employment had been fulfilled. This control deficiency resulted in an audit adjustment to AVX Corporation’s fiscal 2005 fourth quarter consolidated financial statements. Additionally, this control deficiency could result in the misstatement of accrued bonuses that would result in a material misstatement to annual or interim financial statements that would not be prevented or detected. Accordingly, AVX Corporation management determined that this control deficiency constitutes a material weakness.

2. As of March 31, 2005, AVX Corporation did not maintain effective controls over access to financial application programs and data. Specifically, certain AVX Corporation personnel had incompatible duties and were permitted unrestricted access to financial application programs and data beyond that needed to perform their individual job responsibilities. Additionally, there were not effective controls in place to monitor users for inappropriate use of programs or access to data. These deficiencies existed in North America, Europe and Asia and in certain systems and processes including cash, accounts receivable, fixed accounts and the related income statement accountants. This control deficiency did not result in a misstatement to AVX Corporation’s consolidated financial statements. However, it could result in the misstatement of account balances and disclosures that would result in a material misstatement to annual or interim financial statements that would not be prevented or detected. Accordingly, AVX Corporation’s management determined that this control deficiency constitutes a material weakness.

3. As of March 31, 2005, AVX Corporation did not perform supervisory reviews over recurring manual journal entries. Specifically, AVX Corporation’s controls over the preparation, review and approval of recurring manual journal entries were ineffective in their design. Recurring manual journal entries are originated in North America, Europe and Asia and in all financial reporting processes. This control deficiency did not result in a misstatement to AVX Corporation’s consolidated financial statements. However, it could result in the misstatement of account balances and disclosures that would result in a material misstatement to annual or interim financial statements that would not be prevented or detected. Accordingly, AVX Corporation management determined that this control deficiency constitutes a material weakness.

AVX Corporation’s management, in particular its chief executive and chief financial officers, with oversight from AVX Corporation’s audit committee, is addressing the material weaknesses at AVX Corporation described above and is committed to effectively remediating known weaknesses as expeditiously as possible. Kyocera’s management has been and will be monitoring closely the actions taken by AVX Corporation. As and when necessary, Kyocera’s management has given (since the time Kyocera’s management learned of such material weaknesses at AVX Corporation), and will give, directions to AVX Corporation’s management to take actions that Kyocera’s management considers are necessary to address such material weaknesses at AVX Corporation. Based on the evaluation by Kyocera’s management of its disclosure controls and procedures, which has taken into account the issues with AVX Corporation’s internal control over financial reporting described above as well as other relevant factors, Kyocera’s principal executive and principal financial officers concluded that Kyocera’s disclosure controls and procedures were effective as of March 31, 2005.

No change in Kyocera’s internal control over financial reporting occurred during the year ended March 31, 2005 that has materially affected, or is reasonably likely to materially affect, Kyocera’s internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Kyocera’s Board of Corporate Auditors has determined that Shigekazu Tamura, a Corporate Auditor of Kyocera, is an “audit committee financial expert” as such term is defined by Item 16A of Form 20-F.

Item 16B. Code of Ethics

Kyocera has adopted a code of ethics that applies to Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and the members of Kyocera Disclosure Committee. Kyocera’s code of ethics has been attached as Exhibit 11.1 to this Form 20-F and is incorporated herein by reference.

Item 16C. Principal Accountant Fees and Services

Principal Independent Registered Public Accounting Firm Fees

ChuoAoyama PricewaterhouseCoopers has served as our independent registered public accounting firm for each of the financial years in the three-year period ended March 31, 2005, for which audited financial statements appear in this Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by ChuoAoyama PricewaterhouseCoopers and the related parties of the PricewaterhouseCoopers to Kyocera in fiscal 2004 and fiscal 2005.

	Years ended March 31,
	(Yen in millions and U.S. dollars in thousands)
	2004	2005	2005
Audit Fees (1)	¥652	¥1,363	$12,738
Audit-related Fees (2)	43	492	4,598
Tax Fees (3)	223	228	2,131
All Other Fees	—	—	—

Total	918	2,083	19,467

1) Amounts represent fees for the annual audit of Kyocera for the fiscal years ended March 31, 2004 and March 31, 2005, reviews of Kyocera’s financial statements for interim periods, other regulatory filings in fiscal 2004 and fiscal 2005 and the statutory audit of internal control over financial reporting for the U.S. listed subsidiary for fiscal 2005.

2) Amounts primarily represent fees for the audits of employee benefit plans, due diligence services pertaining to potential business acquisitions, consultation on internal control, statutory audits of certain foreign locations and other procedures related to documents filed with the SEC in fiscal 2004 and fiscal 2005.

3) Amounts represent fees for tax services performed by the tax department of the independent registered public accounting firm other than financial audit and international tax compliance in fiscal 2004 and fiscal 2005.

Kyocera’s Board of Corporate Auditors determined that the provision of non-audit services by ChuoAoyama PricewaterhouseCoopers to Kyocera during fiscal 2004 and fiscal 2005 was compatible with maintaining the independent registered public accounting firm’s independence.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth certain information with respect to purchases of our own shares by us and our affiliated purchasers.

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
April 1 to April 30, 2004	1,644	9,230.23	—	—
May 1 to May 31, 2004	1,051	8,821.64	—	—
June 1 to June 30, 2004	1,044	8,964.33	—	—
July 1 to July 31, 2004	2,021	8,776.88	—	—
August 1 to August 31, 2004	1,672	8,086.37	—	—
September 1 to September 30, 2004	1,107	8,027.09	—	—
October 1 to October 31, 2004	1,873	8,010.85	—	—
November 1 to November 30, 2004	2,307	7,524.35	—	—
December 1 to December 31, 2004	3,666	7,507.01	—	—
January 1, to January 31, 2005	2,305	7,819.07	—	—
February 1, to February 28, 2005	952	7,508.63	—	—
March 1 to March 31, 2005	1,386	7,869.13	—	—

Total	21,028		—	—

Note: Under the Commercial Code of Japan, a holder of shares constituting less than one full unit may request Kyocera Corporation to purchase such shares at their market value (See “Memorandum and Articles of Association—Capital stock—“‘Unit’ share system” in “Item 10. Additional Information”). All purchases described in the above table were made pursuant to such requests by shareholders.

PART IV

Item 17. Financial Statements

In lieu of responding to this item, we have responded to Item 18 of this Form 20-F.

Item 18. Financial Statements

The information required by this item is set forth beginning on page F-1 of this Form 20-F.

Item 19. Exhibits

Exhibit Number	Description
1.1	Articles of Incorporation (English translation) (incorporated by reference to the Registrant’s Form S-8 filed on August 31, 2005)

1.2	Share Handling Regulations of the Registrant (English translation) (incorporated by reference to the Registrant’s Form S-8 filed on August 31, 2004)

1.3	Regulations of the Board of Directors of the Registrant (English translation) (incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 19, 2002)

1.4	Regulations of the Board of Corporate Auditors of the Registrant (English translation) (incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 21, 2004)

2.1	Specimen common stock certificate of the Registrant (incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 24, 2001)

2.2	Deposit Agreement, dated as of June 29, 1998 among Kyocera Corporation, Citibank N.A. as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt, as amended by Amendment No.1 thereto, dated as of January 5, 1999 (incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 24, 2001)

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

11.1	Code of Ethics

12.1	Certification of the principal executive officer of the Registrant required by Rule 13a-14(a)

12.2	Certification of the principal financial officer of the Registrant required by Rule 13a-14(a)

13.1	Certification of the principal executive officer of the Registrant required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of the principal financial officer of the Registrant required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Consent of PricewaterhouseCoopers with respect to its report on the audit of the financial statements included in this Form 20-F

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Kyocera Corporation

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Kyocera Corporation and its consolidated subsidiaries at March 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, Kyocera changed its method of accounting for business combination and goodwill and other intangible assets in the year ended March 31, 2003.

/s/ ChuoAoyama PricewaterhouseCoopers

ChuoAoyama PricewaterhouseCoopers

Osaka, Japan

June 28, 2005

Consolidated Balance Sheets

Kyocera Corporation and Consolidated Subsidiaries

March 31, 2004 and 2005

(Yen in millions and U.S. dollars and shares in thousands–Note 2)

ASSETS	2004	2005	2005
Current assets:
Cash and cash equivalents (Note 13)	¥361,132	¥310,592	$2,902,729
Short-term investments (Notes 4 and 13)	3,855	34,938	326,523
Trade receivables (Notes 7 and 9):
Notes	33,801	29,552	276,187
Accounts	207,583	201,374	1,882,000
Short-term finance receivables (Notes 5, 9 and 13)	70,553	40,801	381,318

	311,937	271,727	2,539,505
Less allowances for doubtful accounts and sales returns	(8,468)	(7,981)	(74,589)

	303,469	263,746	2,464,916
Inventories (Notes 6 and 9)	197,194	213,411	1,994,496
Deferred income taxes (Note 16)	34,957	38,659	361,299
Other current assets	33,089	34,229	319,897

Total current assets	933,696	895,575	8,369,860

Investments and advances:
Investments in and advances to affiliates and unconsolidated subsidiaries (Note 7)	24,054	30,623	286,196
Securities and other investments (Notes 4 and 13)	430,096	430,437	4,022,776

	454,150	461,060	4,308,972
Long-term finance receivables (Notes 5, 9 and 13)	88,512	66,427	620,813
Property, plant and equipment, at cost (Note 9):
Land	54,867	55,210	515,981
Buildings	217,216	225,964	2,111,813
Machinery and equipment	622,721	656,780	6,138,131
Construction in progress	10,384	14,384	134,430

	905,188	952,338	8,900,355
Less accumulated depreciation	(650,668)	(693,341)	(6,479,822)

	254,520	258,997	2,420,533
Goodwill (Note 8)	25,254	28,110	262,710
Intangible assets (Note 8)	16,645	15,847	148,103
Other assets	21,981	19,503	182,271

	¥1,794,758	¥1,745,519	$16,313,262

LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS’ EQUITY	2004	2005	2005
Current liabilities:
Short-term borrowings (Notes 9 and 13)	¥84,815	¥66,556	$622,019
Current portion of long-term debt (Notes 9 and 13)	44,522	44,051	411,691
Notes and accounts payable:
Trade	110,759	86,872	811,888
Other	38,115	34,690	324,206
Accrued liabilities:
Payroll and bonus	34,161	34,821	325,430
Income taxes	19,054	31,180	291,402
Other	28,665	28,849	269,617
Other current liabilities	16,548	17,338	162,037

Total current liabilities	376,639	344,357	3,218,290

Long-term debt (Notes 9 and 13)	70,608	33,557	313,617
Accrued pension and severance liabilities (Note 10)	38,620	31,166	291,271
Deferred income taxes (Note 16)	98,791	96,345	900,421
Other non-current liabilities	6,409	4,761	44,495

Total liabilities	591,067	510,186	4,768,094

Minority interests in subsidiaries	53,238	60,482	565,252
Commitments and contingencies (Note 14)
Stockholders’ equity (Note 15):
Common stock:
Authorized 600,000 shares; Issued 191,309 shares	115,703	115,703	1,081,336
Additional paid-in capital	162,091	162,061	1,514,589
Retained earnings	881,969	916,628	8,566,617
Accumulated other comprehensive income	22,046	11,839	110,645
Common stock in treasury, at cost (Note 11): 3,825 shares at March 31, 2004 and 3,828 shares at March 31, 2005	(31,356)	(31,380)	(293,271)

Total stockholders’ equity	1,150,453	1,174,851	10,979,916

	¥1,794,758	¥1,745,519	$16,313,262

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2005

(Yen in millions and U.S. dollars and shares in thousands, except per share amounts–Note 2)

	2003	2004	2005	2005
Net sales (Note 7)	¥1,069,770	¥1,140,814	¥1,180,655	$11,034,159
Cost of sales	796,258	860,224	855,067	7,991,280

Gross profit	273,512	280,590	325,588	3,042,879
Selling, general and administrative expenses	190,124	171,628	224,620	2,099,253

Profit from operations	83,388	108,962	100,968	943,626
Other income (expenses):
Interest and dividend income	5,194	4,883	6,396	59,776
Interest expense (Note 12)	(1,432)	(1,286)	(1,275)	(11,916)
Foreign currency transaction (losses) gains, net (Note 12)	(5,405)	(1,546)	2,618	24,467
Equity in earnings (losses) of affiliates and unconsolidated subsidiaries (Note 7)	3,092	2,575	(1,678)	(15,682)
Loss on impairment of investment in an affiliate	(5,159)	—	—	—
Losses on impairment of investment securities	(2,883)	(1,030)	(132)	(1,234)
Other, net	(758)	2,482	633	5,916

	(7,351)	6,078	6,562	61,327

Income before income taxes, minority interests and cumulative effect of change in accounting principle	76,037	115,040	107,530	1,004,953
Income taxes (Note 16):
Current (Note 21)	33,665	29,576	52,872	494,131
Deferred	(885)	20,734	5,608	52,411

	32,780	50,310	58,480	546,542

Income before minority interests and cumulative effect of change in accounting principle	43,257	64,730	49,050	458,411
Minority interests	164	3,356	(3,142)	(29,364)

Income before cumulative effect of change in accounting principle	43,421	68,086	45,908	429,047
Cumulative effect of change in accounting principle (Notes 1, 7 and 8)	(2,256)	—	—	—

Net income	¥41,165	¥68,086	¥45,908	$429,047

Earnings per share (Note 19):
Income before cumulative effect of change in accounting principle:
Basic	¥233.02	¥364.79	¥244.86	$2.29
Diluted	232.97	364.78	244.81	2.29
Cumulative effect of change in accounting principle:
Basic	(12.11)	—	—	—
Diluted	(12.11)	—	—	—
Net income:
Basic	220.91	364.79	244.86	2.29
Diluted	220.86	364.78	244.81	2.29
Cash dividends declared per share:
Per share of common stock	60.00	60.00	80.00	0.75
Weighted average number of shares of common stock outstanding:
Basic	186,338	186,643	187,489
Diluted	186,382	186,649	187,528

The accompanying notes are an integral part of these statements.

Consolidated Statements of Stockholders’ Equity

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2005

(Yen in millions and U.S. dollars and shares in thousands – Note 2)

	Common Stock	Additional Paid-in Capital	Retained Earnings (Note 15)	Accumulated Other Comprehensive Income (Note 15)	Treasury Stock (Note 11)	Comprehensive Income
Balance at March 31, 2002 (189,042) as previously reported	¥115,703	¥158,228	¥798,407	¥(22,750)	¥(10,110)
Restatement adjustment prior to March 31, 2002 (Note 7)			(3,293)

Balance at March 31, 2002 (189,042) as restated	115,703	158,228	795,114	(22,750)	(10,110)
Net income for the year			41,165			¥41,165
Foreign currency translation adjustments				(20,578)		(20,578)
Minimum pension liability adjustment - net of taxes of ¥6,702 (Note 10)				(10,931)		(10,931)
Net unrealized losses on securities - net of taxes of ¥1,599 (Note 4)				(2,238)		(2,238)
Reclassification adjustments for net losses on securities - net of taxes of ¥150 (Note 4)				209		209
Net unrealized losses on derivative financial instruments (Note 12)				(146)		(146)
Reclassification adjustments for net losses on derivative financial instruments (Note 12)				240		240

Total comprehensive income for the year						¥7,721

Stock issuance for acquisition of a subsidiary (991)		9,381
Cash dividends			(11,222)
Purchase of treasury stock (5,080)					(42,015)
Reissuance of treasury stock (11)		0			91
Stock option plan of a subsidiary		66

Balance at March 31, 2003 (184,964) as restated	115,703	167,675	825,057	(56,194)	(52,034)
Net income for the year			68,086			¥68,086
Foreign currency translation adjustments				(20,693)		(20,693)
Minimum pension liability adjustment - net of taxes of ¥5,419 (Note 10)				9,454		9,454
Net unrealized gains on securities - net of taxes of ¥61,421 (Note 4)				89,136		89,136
Reclassification adjustments for net losses on securities - net of taxes of ¥12 (Note 4)				60		60
Net unrealized gains on derivative financial instruments (Note 12)				32		32
Reclassification adjustments for net losses on derivative financial instruments (Note 12)				251		251

Total comprehensive income for the year						¥146,326

Cash dividends			(11,174)
Purchase of treasury stock (14)					(105)
Reissuance of treasury stock (5)		4			44
Exchange of stock for acquisition of an affiliate (2,529) (Note 3)		(5,607)			20,739
Stock option plan of a subsidiary		19

Balance at March 31, 2004 (187,484) as restated	115,703	162,091	881,969	22,046	(31,356)
Net income for the year			45,908			¥45,908
Foreign currency translation adjustments				6,704		6,704
Minimum pension liability adjustment - net of taxes of ¥125 (Note 10)				(152)		(152)
Net unrealized losses on securities-net of taxes of ¥11,909 (Note 4)				(18,441)		(18,441)
Reclassification adjustments for net losses on securities - net of taxes ¥1,234 (Note 4)				1,661		1,661
Net unrealized losses on derivative financial instruments (Note 12)				(27)		(27)
Reclassification adjustments for net losses on derivative financial instruments (Note 12)				48		48

Total comprehensive income for the year						¥35,701

Cash dividends			(11,249)
Purchase of treasury stock (21)					(170)
Reissuance of treasury stock (18)		(5)			146
Stock option plan of a subsidiary		(25)

Balance at March 31, 2005 (187,481)	¥115,703	¥162,061	¥916,628	¥11,839	¥(31,380)

Balance at March 31, 2004 as restated	$1,081,336	$1,514,869	$8,242,701	$206,037	$(293,046)
Net income for the year			429,047			$429,047
Foreign currency translation adjustments				62,654		62,654
Minimum pension liability adjustment - net of taxes of $1,168 (Note 10)				(1,420)		(1,420)
Net unrealized losses on securities-net of taxes of $111,299 (Note 4)				(172,346)		(172,346)
Reclassification adjustments for net losses on securities - net of taxes of $11,533 (Note 4)				15,523		15,523
Net unrealized losses on derivative financial instruments (Note 12)				(252)		(252)
Reclassification adjustments for net losses on derivative financial instruments (Note 12)				449		449

Total comprehensive income for the year						$333,655

Cash dividends			(105,131)
Purchase of treasury stock					(1,589)
Reissuance of treasury stock		(47)			1,364
Stock option plan of a subsidiary		(233)

Balance at March 31, 2005	$1,081,336	$1,514,589	$8,566,617	$110,645	$(293,271)

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2005

(Yen in millions and U.S. dollars in thousands –Note 2)

	2003	2004	2005	2005
Cash flows from operating activities:
Net income	¥41,165	¥68,086	¥45,908	$429,047
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	75,320	70,260	65,909	615,972
Provision for doubtful accounts	(2,060)	2,387	(18)	(168)
Write-down of inventories	6,966	14,013	10,405	97,243
Deferred income taxes	(885)	20,734	5,608	52,411
Minority interests	(164)	(3,356)	3,142	29,364
Equity in (earnings) losses of affiliates and unconsolidated subsidiaries (Note 7)	(3,092)	(2,575)	1,678	15,682
Loss on impairment of investment in an affiliate	5,159	—	—	—
Losses on impairment of investment securities	2,883	1,030	132	1,234
Gain on settlements of pension plans (Note 10)	—	(24,870)	—	—
Cumulative effect of change in accounting principle (Notes 1, 7 and 8)	2,256	—	—	—
Foreign currency adjustments	5,139	1,294	(2,391)	(22,346)
Change in assets and liabilities:
(Increase) decrease in receivables	(948)	(34,704)	68,558	640,729
Decrease (increase) in inventories	11,067	(35,751)	(25,598)	(239,233)
Decrease (increase) in other current assets	1,128	(4,402)	14	131
Increase (decrease) in notes and accounts payable	13,247	20,701	(31,914)	(298,262)
Increase (decrease) in accrued income taxes	4,380	(9,197)	13,566	126,785
Increase (decrease) in other current liabilities	1,319	9,441	(1,744)	(16,299)
(Decrease) increase in other non-current liabilities	(1,259)	2,761	(11,464)	(107,140)
Settlement regarding LaPine Case (Note 22)	—	(35,454)	—	—
Other, net	(867)	2,177	3,732	34,878

Total adjustments	119,589	(5,511)	99,615	930,981

Net cash provided by operating activities	160,754	62,575	145,523	1,360,028

Cash flows from investing activities:
Payments for purchases of available-for-sale securities	(21,562)	(10,038)	(81,946)	(765,850)
Payments for purchases of held-to-maturity securities	(30,682)	(27,943)	(10,141)	(94,776)
Payments for purchases of investments and advances	(1,035)	(7,917)	(11,858)	(110,822)
Sales and maturities of available-for-sale securities	6,892	28,954	40,955	382,757
Maturities of held-to-maturity securities	27,458	48,533	8,719	81,486
Proceeds from sales of investment in an affiliate	—	5,004	—	—
Payments for purchases of property, plant and equipment	(40,481)	(50,712)	(59,381)	(554,963)
Payments for purchases of intangible assets	(6,620)	(8,157)	(4,820)	(45,047)
Proceeds from sales of property, plant and equipment, and intangible assets	3,122	2,720	2,920	27,290
Acquisitions of businesses, net of cash acquired (Note 20)	4,058	(2,271)	(2,794)	(26,112)
Deposit of negotiable certificate of deposits and time deposits	—	(674)	(112,903)	(1,055,168)
Withdrawal of negotiable certificate of deposits and time deposits	93	79	95,220	889,906
Deposit of restricted cash	(1,477)	(1,994)	—	—
Withdrawal of restricted cash	—	52,983	—	—
Other, net	1,722	1,014	3,535	33,037

Net cash (used in) provided by investing activities	(58,512)	29,581	(132,494)	(1,238,262)

Cash flows from financing activities:
Decrease in short-term debt	(3,475)	(23,823)	(18,490)	(172,804)
Proceeds from issuance of long-term debt	1,568	48,975	21,077	196,982
Payments of long-term debt	(19,152)	(33,152)	(58,720)	(548,785)
Dividends paid	(12,382)	(12,372)	(12,614)	(117,888)
Net purchases of treasury stock	(42,010)	(33)	(28)	(262)
Other, net	789	(17)	1,431	13,374

Net cash used in financing activities	(74,662)	(20,422)	(67,344)	(629,383)

Effect of exchange rate changes on cash and cash equivalents	(10,169)	(8,912)	3,775	35,281

Net increase (decrease) in cash and cash equivalents	17,411	62,822	(50,540)	(472,336)
Cash and cash equivalents at beginning of year	280,899	298,310	361,132	3,375,065

Cash and cash equivalents at end of year	¥298,310	¥361,132	¥310,592	$2,902,729

The accompanying notes are an integral part of these statements.

Notes to The Consolidated Financial Statements

Kyocera Corporation and Consolidated Subsidiaries

(As used in the following Notes, references to “Kyocera” is to Kyocera Corporation and, except as the context otherwise requires, its consolidated subsidiaries. And also, unless other wise indicated and except for shares, per share amounts and exchange rates, Japanese yen amounts and US dollars amounts without any units are in millions for the Japanese yen and in the thousands for U.S. dollars -Note 2)

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

Basis of Consolidation and Accounting for Investments in Affiliated Companies:

The consolidated financial statements include the accounts of Kyocera Corporation, its majority-owned subsidiaries and a variable interest entity for which Kyocera Corporation is a primarily beneficiary under the Financial Accounting Standard Board Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities.” All significant intercompany transactions and accounts are eliminated. Investments in 20% to 50% owned companies are accounted for by the equity method, whereby Kyocera includes in net income its equity in the earnings or losses of these companies.

The consolidated variable interest entity for which Kyocera Corporation is the primary beneficiary does not have a material effect on Kyocera’s financial position and result of operations.

Revenue Recognition:

Kyocera sells various types of products, including fine ceramic parts, semiconductor parts, and telecommunications equipment. Kyocera recognizes revenue upon completion of the earnings process, which occurs when products are shipped or delivered to the customer in accordance with the terms of an agreement of sale, there is a fixed or determinable selling price, title and risk of loss have been transferred, and collectibility is reasonably assured. These conditions are satisfied at the time of delivery to customers in domestic sales (FOB destination) and at the time of shipment (FOB shipping) for export sales.

Sales returns

Kyocera records an estimated sales return allowance at the time of sales based on its historical returns experience.

Products warranty

At the time of sale, Kyocera accrues a product warranty liability for claims under warranties relating to the products that have been sold. Kyocera records an estimated based on its historical repair experience.

Revenue from financial services

In addition to the tangible products as discussed above, Kyocera also provides certain services, primarily financial services provided by Kyocera Leasing Co., Ltd. (KLC), a wholly-owned subsidiary of Kyocera Corporation. Revenue from direct financing leases is recognized over the term of the lease, and amortization of unearned lease income is recognized using the interest method. Interest income on installment loans is recognized on an accrual basis. Interest income is no longer accrued at the time the collection of the interest is past due 1 year or more, or the collection of the principal is past due 6 months or more. The interest received from cash payments on impaired loans is recorded as income, unless the collectibility of the remaining investments is doubtful, in which case the cash receipt is recorded as collection of the principal.

Cash and Cash Equivalents:

Cash and cash equivalents include time deposits and certificates of deposit with original maturities of three months or less.

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

Inventories:

Inventories are stated at the lower of cost or market. Cost is determined by the average method for approximately 55% and 52% of finished goods and work in process at March 31, 2004 and 2005, respectively, and by the first-in, first-out method for all other inventories. Kyocera recognizes estimated write-down of inventories for excess, slow-moving and obsolete inventories.

Property, Plant and Equipment and Depreciation:

Property, Plant and Equipment are recorded at cost less accumulated depreciation. Kyocera provides for depreciation of buildings, machinery and equipment over their estimated useful lives primarily on the declining balance method. The principal estimated useful lives used for computing depreciation are as follows:

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

Goodwill and Other Intangible Assets:

On April 1, 2002, Kyocera adopted Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.”

Upon adoption of SFAS No. 141, Kyocera evaluated its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and made necessary reclassifications required by SFAS No. 141. Upon the adoption of SFAS No.142, Kyocera reassessed the useful lives and residual values of all existing intangible assets.

Goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually. Intangible assets with definite useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

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

Impairment of Long-Lived Assets:

Pursuant to SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” Kyocera reviews its long-lived assets and intangible assets with definite useful lives for impairment periodically.

Long-lived assets and intangible assets with definite useful lives are considered to be impaired when the expected undiscounted cash flow from the asset group is less than its carrying value. A loss on impairment is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets and intangible assets with definite useful lives.

Derivative Financial Instruments:

Kyocera utilizes derivative financial instruments to manage its exposure resulting from fluctuations of foreign currencies and interest rates. These derivative financial instruments include foreign currency forward contracts and interest rate swaps. Kyocera does not hold or issue such derivative financial instruments for trading purposes.

        Kyocera applies SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities an Amendment of FASB Statement No. 133.” All derivatives are recorded as either assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives are charged in current earnings. However cash flow hedges which meet the criteria of SFAS No. 133 may qualify for hedge accounting treatment. Changes in the fair value of the effective portion of these hedge derivatives are deferred in other comprehensive income and charged to earnings when the underlying transaction being hedged occurs.

Kyocera designates certain interest rate swaps and foreign currency forward contracts as cash flow hedges under SFAS No. 133. Most of Kyocera’s foreign currency forward contracts are entered into as hedges of existing foreign currency denominated assets and liabilities and as such do not qualify for hedge accounting. Accordingly, Kyocera records changes in fair value of these foreign currency forward contracts currently in earnings. It is expected that such changes will be offset by corresponding gains or losses on the underlying assets and liabilities.

Kyocera formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes all derivatives designated as cash flow hedge are linked to specific assets and liabilities on the balance sheet or forecasted transactions. Kyocera also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, Kyocera discontinues hedge accounting prospectively. When hedge accounting is discontinued, the derivative will continue to be carried on the balance sheet at its fair value, with deferred unrealized gains or losses charged immediately in current earnings.

Stock-Based Compensation:

In December 2002, the Financial Accounting Standard Board (FASB) issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure,” which amends SFAS No. 123, “Accounting for Stock-Based Compensation,” and provides alternative methods to transition for a voluntary change to the fair value based method of accounting for stock options. As allowed by SFAS 148, Kyocera measures stock-based compensation expense using the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employee and its related interpretations.” Accordingly, no compensation expense has been recognized by Kyocera Corporation and AVX. KWC recognized compensation expense in the Consolidated Statements of Income under APB No. 25, because KWC has a variable stock option plan.

The following table illustrates the effect on net income and earnings per share if Kyocera had applied the fair value recognition provisions of SFAS No. 123. For purposes of this pro forma disclosure, the fair value of the options is estimated using Black-Scholes option pricing model and amortized ratably to expense over the service period.

	Years ended March 31,
	2003	2004	2005	2005
Income before cumulative effect of change in accounting principle, as reported	¥43,421	¥68,086	¥45,908	$429,047
Add : Stock-based employee compensation expense included in reported Income before cumulative effect of change in accounting principle - net of taxes	50	25	(25)	(233)
Deduct : Total stock - based employee compensation expense determined under fair value based method for all awards - net of taxes	(1,559)	(4,155)	(2,772)	(25,907)

Pro forma income before cumulative effect of change in accounting principle	41,912	63,956	43,111	402,907
Cumulative effect of change in accounting principle	(2,256)	—	—	—

Pro forma net income	¥39,656	¥63,956	¥43,111	$402,907

Earnings per share :
Income before cumulative effect of change in accounting principle :
Basic, as reported	¥233.02	¥364.79	¥244.86	$2.29
Basic, pro forma	224.93	342.67	229.94	2.15
Diluted, as reported	232.97	364.78	244.81	2.29
Diluted, pro forma	224.91	342.65	229.89	2.15
Net income :
Basic, as reported	220.91	364.79	244.86	2.29
Basic, pro forma	212.82	342.67	229.94	2.15
Diluted, as reported	220.86	364.78	244.81	2.29
Diluted, pro forma	212.81	342.65	229.89	2.15

Kyocera Corporation

Options granted in the year ended March 31, 2003, 2004 and 2005 had weighted average fair values of ¥1,294, ¥3,176 and ¥1,946 ($18.19), respectively using the Black-Scholes option pricing model. The following are weighted-average assumptions used for options during the three years ended March 31, 2005.

	Years ended March 31,
	2003	2004	2005
Interest rate	0.01%	0.75%	0.39%
Expected life	1 year	4.5 years	3.7 years
Volatility	51.97%	51.48%	39.09%
Expected dividends	0.74%	0.76%	1.00%

AVX Corporation and its consolidated subsidiaries (AVX)

Options granted in the year ended March 31, 2003, 2004 and 2005 had weighted average fair values of $5.00 to $9.18, $4.22 to $5.13 and $5.34 to $6.25, respectively using the Black-Scholes option pricing model. The following are weighted-average assumptions used for options during the three years ended March 31, 2005.

	Years ended March 31,
	2003	2004	2005
Interest rate	3.19%	1.43%	3.53%
Expected life	4 years	4 years	4 years
Volatility	60.0%	59.8%	56.0%
Expected dividends	0.98%	1.27%	1.07%

Kyocera Wireless Corporation and its consolidated subsidiaries (KWC)

Options granted in the year ended March 31, 2003, 2004 and 2005 had weighted average fair values of $1.68, $1.03 and $1.48, respectively using the Black-Scholes option pricing model. The following are weighted-average assumptions used for options during the three years ended March 31, 2005.

	Years ended March 31,
	2003	2004	2005
Interest rate	3.43%	2.99%	3.65%
Expected life	5 years	5 years	5 years
Volatility	45.00%	45.00%	45.00%
Expected dividends	—	—	—

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

New Accounting Standards:

In March 2004, the Emerging Issues Task Force (EITF) concluded its discussion of Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.” EITF Issue No. 03-01 provides accounting guidance regarding the determination of when an impairment (i.e. fair value is less than carrying value) of debt and marketable equity securities and investments accounted for under the cost method should be considered other-than-temporary and recognized in earnings. EITF Issue No. 03-01 also requires annual disclosures of certain quantitative and qualitative factors of debt and marketable equity securities classified as available-for-sale or held-to-maturity that are in an unrealized loss position at the balance sheet date, but for which an other-than-temporary impairment has not been recognized. The disclosure requirements of EITF Issue No. 03-01 were effective December 31, 2003. The accounting guidance of EITF Issue No. 03-01 was effective in reporting periods beginning after June 15, 2004. The adoption of this statement did not have a material impact on Kyocera’s consolidated results of operations and financial position.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 requires that all abnormal idle facility expense, freight, handling costs, and spoilage be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 will not have a material impact on Kyocera’s consolidated results of operations and financial position.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) (SFAS No. 123R), “Share-Based Payments.” This statement is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123R supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related interpretations. SFAS No. 123R requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. SFAS No. 123R establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value based measurement method in accounting for share-based payment transactions with employees except for equity instruments held by employee share ownership plans. SFAS No. 123R was announced to be effective as of the beginning of the first fiscal year that would begin after June 15, 2005, however, on April 14, 2005, the Securities and Exchange Commission Staff postponed implementation of SFAS No. 123R and Kyocera plans to adopt SFAS No. 123R effective fiscal 2007. Kyocera has not completed its evaluation of the effect that SFAS No. 123R will have, but believes that the effect will be consistent with the pro forma disclosures. Detailed information is described in Note1: “Stock-Based Compensation” included in this annual report.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29.” SFAS No. 153 eliminates the exception to fair value accounting for exchanges of similar productive assets contained in APB Opinion No. 29 and replaces it with a general exception for exchange transactions that do not have commercial substance. The exception in APB Opinion No. 29 required certain non-monetary asset exchanges to be recorded on a carryover basis with no gain/loss recognition. Under SFAS No. 153, exchange transactions with commercial substance are required to be accounted for at fair value with gain/loss recognition on assets surrendered in exchange transactions. Kyocera will be required to adopt SFAS No. 153 on July 1, 2005, and believes the adoption of SFAS No. 153 will not have a material impact on Kyocera’s consolidated results of operations and financial position.

In March 2005, the FASB issued Interpretation (FIN) No. 47, “Accounting for Conditional Asset Retirement Obligations-an interpretation of SFAS No. 143.” This Interpretation clarifies use of the term conditional asset retirement obligation in SFAS No. 143, “Accounting for Asset Retirement Obligation.” FIN No. 47 requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN No. 47 is effective no later than the end of fiscal years ending after December 15, 2005. Kyocera is currently evaluating the impact of FIN No. 47 on its consolidated results of operations and financial position.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and SFAS No. 3.” SFAS No. 154 replaces APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement when the pronouncement does not include specific transition provisions. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS No. 154 will depend on the change, if any, that Kyocera may identify and record in a future period.

Reclassifications:

Certain reclassifications of previously reported amounts have been made to the consolidated statements of cash flows and footnote disclosures for the years ended March 31, 2003 and 2004 to conform the current year presentation. Such reclassifications have no effect on net assets, net income and cash flows.

2. U.S. DOLLAR AMOUNTS:

The consolidated financial statements presented herein are expressed in the Japanese yen, and, solely for the convenience of the readers, have been translated into the U.S. dollar for 2005 at the rate of ¥107 for US$1, the rate prevailing on March 31, 2005.

This translation should not be construed as a representation that the yen amounts shown could be so converted into the U.S. dollar at ¥107 for US$1 or at any other rate.

3. BUSINESS COMBINATIONS:

Investments in Kinseki, Limited and Kyocera SLC Technologies Corporation in the year ended March 31, 2004:

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

The following table summarizes the purchase price allocation of Kinseki’s assets acquired and liabilities assumed for the 71.91% additional interest acquired:

August 1, 2003
Assets:
Cash and cash equivalents	¥13,711
Trade receivables	8,494
Inventories	5,066
Property, plant and equipment	19,534
Investments and other	4,029

Total assets	50,834

Liabilities:
Trade payables	2,466
Retirement benefit obligation	2,963
Long-term borrowings	8,686
Other liabilities	4,803

Total liabilities	18,918

Net assets	31,916
Proportion of net assets acquired (71.91%)	22,950

Consideration paid	(15,159)

Excess of net assets acquired over consideration given	¥7,791

On August 1, 2003, the estimated fair value of the acquired net assets for Kinseki was ¥22,950, in excess of the purchase price of ¥15,159, which was calculated based on the average stock price of Kyocera Corporation during a few days before and after the date on which Kyocera Corporation and Kinseki, Limited reached an agreement on the acquisition. The excess of net assets acquired over consideration of ¥7,791 was charged against property, plant and equipment.

Kyocera Corporation acquired Kinseki, Limited through a statutory share exchange under Japanese law. The exchange ratio was determined by third party appraisers. The market value of the shares exchanged was lower than the fair value of net assets acquired.

On June 30, 2003, in order to reinforce the business of organic circuit board, Kyocera Corporation and IBM Japan, Ltd. reached an agreement for the transfer to Kyocera Corporation from IBM Japan, Ltd. of the SLC (Surface Laminar Circuitry: laminated high-density printed circuit board) business of Yasu Site of IBM Japan, Ltd., and have executed a business transfer agreement. Kyocera Corporation acquired this business in exchange for cash of ¥8,594.

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

	Years ended March 31,
	2003	2004
Pro forma net sales	¥1,104,623	¥1,153,438
Pro forma net income	40,105	67,636
Pro forma net income per share: *
basic	¥212.35	¥360.75
diluted	212.30	360.74

*	The number of shares used to compute pro forma basic and diluted net income per share for the respective period includes the 2,529,154 shares allocated to Kinseki, Limited’s shareholders as if the share exchange was done at the beginning of the respective periods.

Investment in Kyocera Chemical Corporation in the year ended March 31, 2003:

On May 16, 2002, the Board of Directors of Kyocera Corporation and Toshiba Chemical Corporation, which manufactures and sells electronic parts and materials, decided that Kyocera Corporation would make Toshiba Chemical Corporation a wholly-owned subsidiary of Kyocera Corporation through a share exchange in order to reinforce the business of electronic parts and materials held by Toshiba Chemical Corporation and Electronic Device Group and other divisions of Kyocera. On August 1, 2002, Kyocera Corporation issued 990,990 shares of common stock of Kyocera Corporation in exchange for 45,045,000 shares (100%) of Toshiba Chemical Corporation. On the same day, Toshiba Chemical Corporation was renamed as Kyocera Chemical Corporation. Operating results of Kyocera Chemical Corporation and its consolidated subsidiaries (KCC) were included in Kyocera’s consolidated results of operations from the date of the acquisition.

4. INVESTMENTS IN DEBT AND EQUITY SECURITIES:

Available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of tax. Held-to-maturity securities are recorded at amortized cost. In gross unrealized gains and losses on equity securities, ¥87,125 of gross unrealized gain at March 31, 2004 and ¥55,056 ($514,542) of gross unrealized gain at March 31, 2005 were derived from a fluctuation in the market value of the shares of KDDI Corporation held by Kyocera Corporation.

Kyocera evaluates whether the declines in fair value of debt and equity securities with readily determinable fair values are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost, and the anticipated recoverability in fair value. Other-than-temporary loss on debt and equity securities with readily determinable fair values for the years ended March 31, 2003, 2004 and 2005 amounted to ¥2,717, ¥695 and ¥1 ($9), respectively.

Investments in debt and equity securities at March 31, 2004 and 2005, included in short-term investments (current assets) and in securities and other investments (non-current assets) are summarized as follows:

	March 31,
	2004				2005
	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Available-for-sale securities:
Corporate debt securities	¥14,961	¥14,891	¥26	¥96	¥2,024	¥2,029	¥13	¥8
Other debt securities	12,994	12,839	1	156	73,886	73,773	199	312
Equity securities	281,143	380,502	102,579	3,220	272,006	343,208	71,448	246

Total available-for-sale securities	309,098	408,232	102,606	3,472	347,916	419,010	71,660	566

Held-to-maturity securities:
Other debt securities	21,093	21,165	72	—	22,900	22,545	—	355

Total held-to-maturity securities	21,093	21,165	72	—	22,900	22,545	—	355

Total investments in debt and equity securities	¥330,191	¥429,397	¥102,678	¥3,472	¥370,816	¥441,555	¥71,660	¥921

	March 31, 2005
	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Available-for-sale securities:
Corporate debt securities	$18,916	$18,963	$122	$75
Other debt securities	690,523	689,467	1,860	2,916
Equity securities	2,542,112	3,207,551	667,738	2,299

Total available-for-sale securities	3,251,551	3,915,981	669,720	5,290

Held-to-maturity securities:
Other debt securities	214,019	210,701	—	3,318

Total held-to-maturity securities	214,019	210,701	—	3,318

Total investments in debt and equity securities	$3,465,570	$4,126,682	$669,720	$8,608

At March 31, 2005, the contractual maturities of available-for-sale and held-to-maturity securities are summarized as follows:

	March 31, 2005
	Available-for-Sale		Held-to-Maturity		Available-for-Sale		Held-to-Maturity
	Cost*	Aggregate Fair Value	Cost*	Aggregate Fair Value	Cost*	Aggregate Fair Value	Cost*	Aggregate Fair Value
Due within 1 year	¥14,606	¥14,318	¥2,142	¥2,123	$136,504	$133,813	$20,019	$19,841
Due after 1 year to 5 years	60,787	60,971	20,758	20,422	568,103	569,823	194,000	190,860
Due after 5 years	517	513	—	—	4,832	4,794	—	—
Equity securities	272,006	343,208	—	—	2,542,112	3,207,551	—	—

	¥347,916	¥419,010	¥22,900	¥22,545	$3,251,551	$3,915,981	$214,019	$210,701

*	Cost represents amortized cost for held-to-maturity securities and acquisition cost for available-for-sale securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

Proceeds from sales of available-for-sale securities and the related gross realized gains and losses for the years ended March 31, 2003, 2004 and 2005 are as follows:

	Years ended March 31,
	2003	2004	2005	2005
Proceeds from sales of available-for-sale securities	¥13	¥3,427	¥22,701	$212,159
Gross realized gains	4	219	2,046	19,121
Gross realized losses	4	0	4,224	39,477

For the purpose of computing gains and losses, the cost of those securities is determined by the moving average method.

Kyocera’s available-for-sale securities were classified by its length of an unrealized loss position at March 31, 2004 and 2005 as follows:

	March 31, 2004
	within 1 year		over 1 year		Total
	Aggregate Fair Value	Unrealized Losses	Aggregate Fair Value	Unrealized Losses	Aggregate Fair Value	Unrealized Losses
Corporate debt securities	¥5,707	¥5	¥4,959	¥91	¥10,666	¥96
Other debt securities	—	—	12,738	156	12,738	156
Equity securities	252	17	17,403	3,203	17,655	3,220

Total	¥5,959	¥22	¥35,100	¥3,450	¥41,059	¥3,472

	March 31, 2005
	within 1 year		over 1 year		Total
	Aggregate Fair Value	Unrealized Losses	Aggregate Fair Value	Unrealized Losses	Aggregate Fair Value	Unrealized Losses
Corporate debt securities	¥773	¥8	¥—	¥—	¥773	¥8
Other debt securities	9,364	24	12,606	288	21,970	312
Equity securities	5,514	238	98	8	5,612	246

Total	¥15,651	¥270	¥12,704	¥296	¥28,355	¥566

	March 31, 2005
	within 1 year		over 1 year		Total
	Aggregate Fair Value	Unrealized Losses	Aggregate Fair Value	Unrealized Losses	Aggregate Fair Value	Unrealized Losses
Corporate debt securities	$7,224	$75	$—	$—	$7,224	$75
Other debt securities	87,514	224	117,813	2,692	205,327	2,916
Equity securities	51,533	2,224	916	75	52,449	2,299

Total	$146,271	$2,523	$118,729	$2,767	$265,000	$5,290

At March 31, 2004 and 2005, the number of individual available-for-sale securities in an unrealized loss position held by Kyocera were 24 and 38, respectively.

5. FINANCE RECEIVABLES:

Finance receivables at March 31, 2004 and 2005 consist of the following:

	March 31,
	2004	2005	2005
Investments in financing leases (a):
Minimum lease payments receivable	¥8,611	¥7,311	$68,327
Unearned lease income	(674)	(591)	(5,523)

	7,937	6,720	62,804
Less–allowance for doubtful accounts (c)	(378)	(576)	(5,383)

	7,559	6,144	57,421
Less–current portion	(3,301)	(2,875)	(26,869)

	¥4,258	¥3,269	$30,552

Other finance receivables (b)	¥187,349	¥115,364	$1,078,168
Less–allowance for doubtful accounts (c)	(35,937)	(14,343)	(134,047)

	151,412	101,021	944,121
Less–current portion	(67,158)	(37,863)	(353,860)

	¥84,254	¥63,158	$590,261

	¥88,512	¥66,427	$620,813

(a) Investments in financing leases consist primarily of direct financing leases of telecommunications equipment and information equipment. Future minimum lease payments to be received for each of the five fiscal years and thereafter are as follows:

Years ending March 31,
2006	¥3,218	$30,075
2007	1,821	17,019
2008	1,321	12,346
2009	684	6,392
2010	237	2,215
2011 and thereafter	30	280

	¥7,311	$68,327

(b) Other finance receivables consist primarily of installment loans to unrelated third parties.

Investments in loans of ¥13,981 and ¥6,871 ($64,215) at March 31, 2004 and 2005 were considered to be impaired, for which valuation allowances at March 31, 2004 and 2005 were provided of ¥11,171 and ¥4,610 ($43,084), respectively, calculated under SFAS No. 114, “Accounting by Creditors for Impairment Loan” and included in allowances for doubtful accounts.

The average recorded investments in impaired loans for the years ended March 31, 2003, 2004 and 2005 were ¥19,174, ¥16,695 and ¥9,567 ($89,411), respectively. The related recognized interest income for the years ended March 31, 2003, 2004 and 2005 were ¥83, ¥52 and ¥43 ($402), respectively.

The principal amount of the loan on which interest income was no longer accrued at March 31, 2004 and 2005 were ¥35,667 and ¥14,143 ($132,178), respectively. The loans, on which the collection of the principal was past due ninety days or more and on which interest income was still accrued, were ¥385 ($3,598) at March 31, 2005. There were no such loans at March 31, 2004.

(c) Changes in allowances for doubtful accounts on finance receivables are as follows:

	Years ended March 31,
	2003	2004	2005	2005
Beginning balance	¥51,790	¥49,578	¥36,315	$339,393
Provision charged to income	927	500	508	4,747
Charge-offs	(3,139)	(13,763)	(21,904)	(204,710)

Ending balance	¥49,578	¥36,315	¥14,919	$139,430

6. INVENTORIES:

Inventories at March 31, 2004 and 2005 are as follows:

	March 31,
	2004	2005	2005
Finished goods	¥90,725	¥102,538	$958,299
Work in process	46,402	42,267	395,019
Raw materials and supplies	60,067	68,606	641,178

	¥197,194	¥213,411	$1,994,496

7. INVESTMENTS IN AND ADVANCES TO AFFILIATES:

Kyocera Corporation owns a 36.02% interest in Taito Corporation (Taito), which operates in electronic amusement business.

Kyocera Corporation owned a 13.33% interest in DDI Pocket, Inc. (DDI Pocket) which operates a Personal Handyphone System (PHS) business. In October 2004, Kyocera purchased an additional 16.67% ownership interest for ¥9,993 ($93,393) to expand sales in its PHS-related business. Due to its cumulative ownership interest of 30%, Kyocera accounts for its investment by the equity method. DDI Pocket changed its name to WILLCOM, INC. (WILLCOM) in February 2005.

Kyocera has treated this transaction as a change in reporting entity and has restated the prior years’ financial statements, as if the equity method had been utilized at inception, in accordance with APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” The 13.33% cost method investment in DDI Pocket had been recorded at zero for the years ended March 31, 2003 and 2004 in the prior years’ financial statements. For the restated years ended March 31, 2003 and 2004, Kyocera did not recognize equity in earnings of DDI Pocket because the carrying amount of the investment under the equity method was also zero. On the other hand, Kyocera reduced the earning ¥3,293 for the year ended March 31, 2001, which was a reversal of deferred tax assets of ¥3,293 for a temporary difference on the cost method investment in DDI Pocket, resulting in an increase of net deferred tax liabilities on balance sheet.

A portion of the difference of ¥18,660 ($174,393) between the purchase price for the additional 16.67% ownership interest and Kyocera’s proportionate share of DDI Pocket’s net stockholders’ deficit at time of the purchase was allocated to property, plant and equipment and intangible assets mainly composed of customer lists, which are amortized into equity earnings over the estimated useful lives. The remaining excess purchase price was treated as goodwill that will not be amortized but tested for impairment.

Kyocera’s investment in WILLCOM, which was ¥5,696 ($53,234) at March 31, 2005 accounted for by the equity method, is pledged as collateral for loans from financial institutions of WILLCOM.

On December 4, 2003, Kyocera Mita Corporation paid ¥6,632 to acquire a 25% ownership interest of Triumph-Adler AG Group (TA), a distributor of office equipment, which resulted in a difference between the cost of the investment and the amount of underlying equity in net assets totaling ¥6,285. Kyocera Mita Corporation applies the equity method of accounting for this investment.

Kyocera Corporation owned a 28.09% interest in Kinseki, Limited. On August 1, 2003, Kyocera Corporation made Kinseki, Limited a wholly-owned subsidiary (100% owned subsidiary) through exchange of shares. Detailed information of this business combination appears in the Note 3 to the Consolidated Financial Statements.

Kyocera Corporation had owned a 27.48% interest in SK TELETECH CO., LTD. (SKTT). On March 26, 2004, Kyocera Corporation sold all of its shares of SKTT and recorded its gain of ¥491.

At March 31, 2002, the unamortized excess of Kyocera Corporation’s equity in the underlying net assets of Taito over its investments was ¥919. Upon adoption of SFAS No. 141, Kyocera wrote off ¥919 of unamortized deferred credit related to an excess over cost arising from its investment in Taito that was accounted for by the equity method as a cumulative effect of change in accounting principle in the six months ended September 30, 2002.

Summarized financial information concerning the affiliates, accounted for by the equity method is as follows:

	March 31,
	2004	2005	2005
Current assets	¥118,281	¥108,903	$1,017,785
Non-current assets	147,446	152,228	1,422,692

Total assets	¥265,727	¥261,131	$2,440,477

Current liabilities	¥125,980	¥70,396	$657,906
Non-current liabilities	104,655	204,334	1,909,664

Total liabilities	¥230,635	¥274,730	$2,567,570

Kyocera’s investments in and advances to affiliates	¥23,942	¥30,471	$284,776
Kyocera’s trade receivables from affiliates	1,319	6,363	59,467

	Years ended March 31,
	2003	2004	2005	2005
Net sales	¥360,601	¥346,500	¥318,868	$2,980,075
Profit from operations	32,101	36,573	24,528	229,234
Net income	23,241	31,275	(6,247)	(58,383)
Kyocera’s equity in earnings of affiliates	2,833	2,323	(1,712)	(16,000)
Kyocera’s sales to affiliates	7,506	5,686	21,320	199,252

On March 31, 2005, Taito and TA are listed companies. The aggregate market values of investments in those listed affiliates at March 31, 2004 and 2005 were ¥23,637 and ¥21,740 ($203,178), respectively.

8. GOODWILL AND OTHER INTANGIBLE ASSETS:

Intangible assets subject to amortization are summarized as follows:

	March 31,
	2004		2005		2005
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Patent rights	¥25,903	¥17,682	¥24,747	¥20,045	$231,281	$187,337
Software	11,549	8,336	16,458	9,957	153,813	93,056
Other	6,250	1,222	6,814	2,355	63,682	22,009

Total	¥43,702	¥27,240	¥48,019	¥32,357	$448,776	$302,402

The carrying amounts of intangible assets having an indefinite life at March 31, 2004 and 2005 were ¥183 and ¥185 ($1,729), respectively.

Intangible assets acquired during the year ended March 31, 2005 totaled ¥6,473 ($60,495) and primarily consist of patent rights of ¥265 ($2,477) and software of ¥6,006 ($56,131).

The weighted average amortization periods for patent rights and software are 5 years and 4 years, respectively.

Total amortization of intangible assets during fiscal 2003, 2004 and 2005 amounted to ¥10,332, ¥9,201 and ¥7,016 ($65,570).

The estimated aggregate amortization expenses for intangible assets for the next five years are as follows:

Years ending March 31,
2006	¥4,978	$46,523
2007	3,767	35,206
2008	2,718	25,402
2009	2,059	19,243
2010	702	6,561

The changes in the carrying amounts of goodwill by reporting segment for the years ended March 31, 2004 and 2005 are as follows:

	Applied Ceramic Products Group	Electronic Device Group	Information Equipment Group	Others	Total
Balance at March 31, 2003	¥7,075	¥17,774	¥657	¥197	¥25,703
Goodwill acquired during the year	—	—	—	1,261	1,261
Translation adjustments and reclassification to other accounts	(842)	(791)	(77)	—	(1,710)

Balance at March 31, 2004	6,233	16,983	580	1,458	25,254
Goodwill acquired during the year	—	—	—	2,674	2,674
Translation adjustments and reclassification to other accounts	60	116	6	—	182

Balance at March 31, 2005	¥6,293	¥17,099	¥586	¥4,132	¥28,110

Balance at March 31, 2004	$58,252	$158,720	$5,421	$13,626	$236,019
Goodwill acquired during the year	—	—	—	24,990	24,990
Translation adjustments and reclassification to other accounts	561	1,084	56	—	1,701

Balance at March 31, 2005	$58,813	$159,804	$5,477	$38,616	$262,710

In the year ended March 31, 2003, Kyocera completed an impairment test of its goodwill, which indicated that there was an impairment loss on goodwill related to the acquisition of Kyocera Tycom Corporation and its consolidated subsidiaries (KTC), which manufactures and supplies micro drills for the IT industry, from the initial application of SFAS No. 142 “Goodwill and Other Intangible Assets.” The impairment loss of ¥3,175 was recorded as a cumulative effect of change in accounting principle. Kyocera, with the assistance of a third party appraiser, arrived at the implied fair value of goodwill using a discounted cash flow methodology taking into account sluggishness in KTC’s markets. Kyocera also tested goodwill and other intangible assets for impairment in the three months ended March 31, 2005 and no impairment loss was recognized.

9. SHORT-TERM BORROWINGS AND LONG-TERM DEBT:

Short-term borrowings at March 31, 2004 and 2005 are comprised of the following:

Loans, principally from banks with average interest rate of 0.66% and 1.01% at March 31, 2004 and 2005, respectively.

	March 31,
	2004	2005	2005
Secured	¥500	¥—	$—
Unsecured	84,315	66,556	622,019

	¥84,815	¥66,556	$622,019

Long-term debt at March 31, 2004 and 2005 are comprised of the following:

Loans, principally from banks with interest ranging from 0.39% to 7.50% and from 0.15% to 5.85% at March 31, 2004 and 2005, respectively.

	March 31,
	2004	2005	2005
Secured	¥6,115	¥4,850	$45,327
Unsecured	109,015	72,758	679,981

	115,130	77,608	725,308
Less, portion due within one year	(44,522)	(44,051)	(411,691)

	¥70,608	¥33,557	$313,617

Aggregate maturities of long-term debt at March 31, 2005 are as follows:

Years ending March 31,
2007	¥17,026	$159,121
2008	11,731	109,636
2009	1,133	10,589
2010	1,367	12,776
2011 and thereafter	2,300	21,495

	¥33,557	$313,617

Kyocera’s assets pledged as collateral for short-term borrowings and long-term debt at March 31, 2004 and 2005, are summarized as follows:

	March 31,
	2004	2005	2005
Trade receivables	¥7,703	¥—	$—
Finance receivables	628	—	—
Inventories	9,460	—	—
Property and equipment, net of accumulated depreciation	10,952	4,920	45,981
Others	4,794	—	—

	¥33,537	¥4,920	$45,981

10. BENEFIT PLANS:

Domestic:

At March 31, 2005, Kyocera Corporation and Kyocera Mita Corporation and its consolidated subsidiaries (KMC) sponsor their own defined benefit pension plans for their employees. KCC and Kyocera Kinseki Corporation and its consolidated subsidiaries (KKC) have their own unfunded retirement and severance plans for their employees.

Kyocera Corporation adopted a variable expected interest rate for benefits paid for pensioners, which is linked with the long-term interest rate prevailing in Japan instead of a fixed expected interest rate, effective April 2004.

Benefits under the plan of Kyocera Corporation were previously calculated based on base salary, employee’s position, length of service period and conditions at the time of retirement. However, after April 2005, benefits under the plan are calculated according to (i) accumulated “points” that are earned based on employee’s position, extent of contribution and length of service period during employment, and (ii) conditions at the time of retirement. In addition, employees were provided an option to receive lifetime pension payments for the full amount of their retirement payment, while after April 2005, employees are provided an option to receive lifetime pension payments for 50% of their retirement payment and 50% of pension payments for 20 years in maximum. These amendments reduced the projected benefit obligation of the pension plan for Kyocera Corporation. This effect of the reduction in the projected benefit obligation has been reflected as a prior service cost not yet recognized.

Benefits under the plans at KMC, KCC and KKC generally are based on the current rate of base salary, employee’s position, length of service period and conditions at the time of retirement.

Kyocera Corporation and its domestic certain subsidiaries, with respect to directors and corporate auditors, provide for lump-sum severance benefits. To reserve future payments of lump-sum severance benefits to directors and corporate auditors, annual provisions are made in the accounts for the estimated cost of this termination plan, which is not funded.

Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities and Withdrawal from Employee Pension Fund

Kyocera Corporation, KMC and KCC had adopted Employee Pension Fund (“EPF”), which was established pursuant to the Japanese Welfare Pension Insurance Law (“JWPIL”) until the year ended March 31, 2004. In accordance with the JWPIL, a portion of the government’s social security pension program, under which the employer and employee contribute an equal amount, was contracted out to the employer (substitutional portion). Kyocera Corporation and KMC added it to its own non-contributory pension plan (corporate portion).

As a result of enactment of the “Defined Benefit Corporate Pension Plan Law,” Kyocera Corporation and KMC were approved by the Ministry of the Health, Labor and Welfare in Japan for an exemption from the obligation for benefits related to future employee service under the substitutional portion of EPF in the year ended March 31, 2003, and also approved for the transfer to the government of the benefit obligation related to past employee service under the substitutional portion of EPF. Upon these approvals, Kyocera Corporation and KMC transferred to the government the substitutional portion of EPF and the related government-specified portion of plan assets of EPF in the year ended March 31, 2004.

Kyocera Corporation and KMC adopted EITF Issue No. 03-02, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” for the settlement process of the substitutional portion of EPF. EITF Issue No. 03-02 requires employers to account for the entire separation process of a substitutional portion from an entire plan (including a corporate portion) upon completion of the transfer to the government of a substitutional portion of EPF and related plan assets as the culmination of a series of steps in a single settlement transaction. Under this approach, the difference between the accumulated benefit obligation and the assets required to be transferred to the government was accounted for and separately disclosed as a subsidy. And a proportionate amount of net unrecognized gain or loss related to the entire EPF and difference between projected benefit obligations and accumulated benefit obligations for a substitutional portion of EPF were recognized as a settlement gain or loss. Defined Benefit plans for employees at Kyocera Corporation and KMC were established instead of a corporate portion of EPF. Details of the accounting for the settlement for a substitutional portion of EPF at Kyocera Corporation and KMC in accordance with EITF Issue No. 03-02 in the year ended March 31, 2004 were as follows:

Year ended March 31, 2004
Accumulated benefit obligations for a substitutional portion of EPF	¥67,988
Related government-specified portion of plan assets of EPF transferred to the government	29,493

Subsidy	38,495

Proportionate amount of net unrecognized loss related to the entire EPF	(22,833)
Difference between projected benefit obligations and accumulated benefit obligations for a substitutional portion of EPF	3,255

Periodic pension costs related to the settlement for a substitutional portion of EPF	(19,578)

Net settlement gain for a substitutional portion of EPF	¥18,917

Subsidy was all included as a reduction of SG&A expenses, and periodic pension costs related to the settlement for a substitutional portion of EPF was allocated ¥13,735 into cost of sales and ¥5,843 into SG&A expenses in the Consolidated Statement of Income for the year ended March 31, 2004.

KCC withdrew from the EPF sponsored by Toshiba Corporation, in which KCC had participated, in the year ended March 31, 2004. The accounting for this withdrawal was in accordance with SFAS No. 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.”

The following table sets forth the funded status of the benefit plans at Kyocera Corporation, KMC, KCC and KKC at March 31, 2004 and 2005.

	March 31,
	2004	2005	2005
Change in projected benefit obligations:
Projected benefit obligation at beginning of year	¥210,969	¥117,230	$1,095,607
Increase by acquisition of subsidiaries	2,768	—	—
Service cost	7,094	6,012	56,187
Interest cost	4,140	2,338	21,850
Plan participants’ contributions	59	—	—
Amendment	(10,024)	(21,095)	(197,149)
Actuarial (gain) loss	(5,291)	154	1,439
Benefits paid	(4,319)	(4,432)	(41,420)
Settlement for a substitutional portion of EPF	(71,243)	—	—
Settlement for a withdrawal from EPF	(16,923)	—	—

Projected benefit obligation at end of year	117,230	100,207	936,514
Change in plan assets:
Fair value of plan assets at beginning of year	119,757	92,357	863,149
Increase by acquisition of subsidiaries	26	—	—
Actual return on plan assets	3,222	2,747	25,673
Employer contribution	10,968	13,743	128,439
Plan participants’ contributions	59	—	—
Benefits paid	(3,913)	(3,977)	(37,168)
The related government-specified portion of plan assets of EPF transferred to the government	(29,493)	—	—
Plan asset paid related to withdrawal from EPF	(8,269)	—	—

Fair value of plan assets at end of year	92,357	104,870	980,093

Funded status	(24,873)	4,663	43,579
Unrecognized net loss	35,243	33,199	310,271
Prior service cost not yet recognized	(40,517)	(59,100)	(552,336)
Unrecognized net transition obligation	1,016	790	7,383

Net amount recognized	¥(29,131)	¥(20,448)	$(191,103)

Amounts recognized in the statements of financial position consist of:
Accrued benefit liability	¥(29,131)	¥(20,448)	$(191,103)

Net amount recognized	¥(29,131)	¥(20,448)	$(191,103)

Accumulated benefit obligation at end of year	¥102,314	¥96,951	$906,084

Pension plans with an accumulated benefit obligation in excess of plan assets:
Projected benefit obligation	¥21,117	¥20,591	$192,439
Accumulated benefit obligation	18,487	17,764	166,019
Fair value of plan assets at end of year	4,651	4,743	44,327

	Years ended March 31,
	2003	2004	2005	2005
Net pension cost includes the following components:
Service cost	¥9,450	¥7,094	¥6,012	$56,187
Interest cost	4,294	4,140	2,337	21,841
Expected return on plan assets	(1,763)	(1,087)	(1,754)	(16,392)
Amortization of transition obligation	943	943	226	2,112
Amortization of prior service cost	(1,882)	(1,913)	(2,512)	(23,477)
Recognized actuarial loss	1,287	2,343	1,205	11,262
Proportionate amount of net unrecognized loss related to the entire EPF	—	22,833	—	—
Difference between projected benefit obligations and accumulated benefit obligations for a substitutional portion of EPF	—	(3,255)	—	—
Settlement gain for a withdrawal from EPF	—	(5,953)	—	—

Net periodic pension cost	¥12,329	¥25,145	¥5,514	$51,533

Measurement date of the benefit plan:

Kyocera Corporation, KCC and KKC	December 31
KMC	March 31

Assumptions used to determine benefit obligations at measurement dates are as follows:

	March 31,
	2004	2005
Discount rate	2.0%	2.0%
Rate of increase in compensation level	3.0%	—%

Rate of increase in compensation levels was not used in the calculation of benefit obligations for the year ended March 31, 2005 as a result of introduction of the “point system.”

Assumptions used to determine net periodic pension costs at measurement dates for the years are as follows:

	Years ended March 31,
	2003	2004	2005
Discount rate	2.0%	2.0%	2.0%
Rate of increase in compensation levels	3.0%	3.0%	3.0%
Expected long-term rate of return on plan assets	1.3%-4.0%	0.6%-4.0%	2.0%

Kyocera determines its expected long-term rate of return on plan assets based on the defined yields of life insurance company general account, which occupies major part of plan assets categories, and its consideration of the current expectations for future returns and the historical returns of other plan assets categories in which it invests.

Plan assets categories at measurement dates are as follows:

	March 31,
	2004	2005
Life insurance company general account	79.6%	66.9%
Equity securities	1.7%	16.1%
Debt securities	0.9%	14.6%
Cash and cash equivalents	17.6%	2.4%
Other	0.2%	0.0%

	100.0%	100.0%

Kyocera manages and operates its plan assets with a target of obtaining better performance more than earnings from the expected rate of return on plan assets to ensure the sources of funds sufficient to cover the pension benefits paid to participants and beneficiaries into the future. In terms of the plan assets management, Kyocera makes appropriate investment choices and optimal portfolios with a consideration of its performances, expected returns and risks, and entrusts its plan assets to the fund trustees which can be expected to be the most appropriate to accomplish the target. Kyocera also makes an effort to maintain its portfolios within reasonable allocations of plan assets. Kyocera evaluates its categories of plan assets allocations and can change its portfolios when it is needed.

Kyocera Corporation and KMC forecast to contribute ¥8,571 ($80,103) to the defined benefit pension plans in the year ending March 31, 2006.

Estimated future benefit payments are as follows:

Years ending March 31,
2006	¥2,631	$24,589
2007	3,119	29,150
2008	3,534	33,028
2009	4,352	40,673
2010	4,354	40,692
2011 to 2015	23,966	223,981

Foreign:

a. Pension plans

Kyocera International, Inc. and its consolidated subsidiaries (KII) and AVX, which are both consolidated U.S. subsidiaries of Kyocera Corporation, maintain non-contributory defined benefit pension plans in the U.S. and contributory defined benefit pension plans outside the U.S. The KII plan covers substantially all full-time employees in the U.S., of which benefits are based on years of service and the employees’ average compensation. AVX sponsors various defined benefit pension plans covering certain employees. Pension benefits provided to certain U.S. employees covered under collective bargaining agreements are based on a flat benefit formula. Effective December 31, 1995. AVX froze benefit accruals under its domestic non-contributory defined benefit pension plan for a significant portion of the employees covered under collective bargaining agreements. AVX’s pension plans for certain European employees provide for benefits based on a percentage of final pay. AVX’s funding policy is to contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws.

The following table sets forth the funded status of the KII’s and AVX’s plans at March 31, 2004 and 2005:

	March 31,
	2004	2005	2005
Change in benefit obligations:
Benefit obligation at beginning of year	¥18,858	¥20,109	$187,935
Service cost	642	845	7,897
Interest cost	1,163	1,186	11,084
Plan participants’ contributions	81	94	879
Actuarial loss	1,289	861	8,047
Benefits paid	(807)	(817)	(7,636)
Curtailment	—	(698)	(6,523)
Foreign exchange adjustment	(1,117)	562	5,252

Benefit obligation at end of year	20,109	22,142	206,935
Change in plan assets:
Fair value of plan assets at beginning of year	13,413	14,495	135,467
Actual return on plan assets	2,587	1,520	14,206
Employer contribution	190	1,278	11,944
Plan participants’ contributions	81	94	879
Benefits paid	(806)	(817)	(7,635)
Other expenses	(78)	(48)	(449)
Foreign exchange adjustment	(892)	371	3,467

Fair value of plan assets at end of year	14,495	16,893	157,879

Funded status	(5,614)	(5,249)	(49,056)
Unrecognized net loss	4,419	4,223	39,467
Prior service cost not yet recognized	30	22	206

Net amount recognized	¥(1,165)	¥(1,004)	$(9,383)

Amounts recognized in the statements of financial position consist of:
Accrued benefit liability	¥(4,624)	¥(4,789)	$(44,757)
Intangible assets	37	29	271
Accumulated other comprehensive income	3,422	3,756	35,103

Net amount recognized	¥(1,165)	¥(1,004)	$(9,383)

Accumulated benefit obligation at end of year	¥18,473	¥20,752	$193,944

Pension plans with an accumulated benefit obligation in excess of plan assets:
Projected benefit obligation	¥13,006	¥14,478	$135,308
Accumulated benefit obligation	12,910	14,328	133,907
Fair value of plan assets at end of year	8,931	9,982	93,290

	Years ended March 31,
	2003	2004	2005	2005
Net pension cost includes the following components:
Service cost	¥560	¥642	¥845	$7,897
Interest cost	1,081	1,163	1,186	11,084
Expected return on plan assets	(1,179)	(1,031)	(1,118)	(10,448)
Amortization of prior service cost	7	22	13	122
Recognized actuarial gain	60	212	166	1,551

Net periodic pension cost	¥529	¥1,008	¥1,092	$10,206

Measurement dates of benefit plans for AVX and KII are December 31.

Assumptions used to determine benefit obligations at measurement dates are as follows:

	March 31,
	2004	2005
Discount rate	5.25%-6.00%	4.50%-6.00%
Rate of increase in compensation levels	1.25%-4.50%	1.25%-4.50%

Assumptions used to determine net periodic pension costs at measurement dates for the years are as follows:

Years ended March 31,
	2003	2004	2005
Discount rate	6.00%-7.30%	5.75%-6.75%	5.25%-6.00%
Rate of increase in compensation levels	3.00%-4.50%	1.50%-4.50%	1.25%-4.50%
Expected long-term rate of return on plan assets	7.50%-9.00%	7.00%-8.50%	7.00%-8.50%

AVX and KII determine their expected long-term rate of return on plan assets based on the consideration of the current expectations for future returns and the historical returns of other plan assets categories in which they invest.

AVX’s and KII’s plan assets categories are at measurement dates as follows:

	March 31,
	2004	2005
Equity securities	70.4%	63.6%
Debt securities	27.0%	34.2%
Cash and cash equivalents	0.9%	1.6%
Other	1.7%	0.6%

	100.0%	100.0%

KII’s long-term strategy is for target allocation of 65%-75% equity securities and 20%-35% debt securities for its defined benefit plans. AVX’s long-term strategy is for target allocation of 40% equity and 60% fixed income for its U.S. defined benefit plans and 60% equity and 40% fixed income for its non-U.S. defined benefit plans.

AVX forecasts to contribute ¥492 ($4,598) to the defined benefit pension plans in the year ending March 31, 2006.

AVX’s and KII’s estimated future benefit payments are as follows:

Years ending March 31,
2006	¥719	$6,720
2007	756	7,065
2008	792	7,402
2009	838	7,832
2010	902	8,430
2011 to 2015	5,528	51,664

b. Savings plans

KII and AVX maintain retirement savings plans which allow eligible U.S. employees to defer part of their annual compensation. AVX also maintains a non-qualified deferred compensation program which permits key employees to annually elect to defer a portion of their compensation until retirement.

Contributions to the plans for the years ended March 31, 2003, 2004 and 2005 were ¥1,099, ¥889 and ¥853 ($7,972), respectively.

11. STOCK OPTIONS PLANS:

Domestic:

Kyocera Corporation provides directors, corporate auditors, corporate executive officers and certain key employees of Kyocera with stock option plans. Under the plans, they were granted options to purchase Kyocera Corporation’s shares of common stock at a price determined by the higher of (1)multiplying by 1.1 the average market price of Kyocera Corporation’s common stock in previous month of the date of the grant or (2) the market price of Kyocera Corporation’s common stock at the date of the grant. The options vest and are exercisable.

On June 25, 2004, the stockholders approved Kyocera Corporation’s Board of Directors resolution for approval of the issuance of stock acquisition rights (Plan 2004) to directors, corporate auditors, corporate executive officers and certain key employees of Kyocera. The stock acquisition rights for Plan 2004 were granted on September 1, 2004 and fully vested on October 1, 2004 to 1,644 persons to acquire common stock ranging from 600 to 8,000 shares or to acquire 1,243,300 shares of common stock in the aggregate. The exercise price and the exercisable period of Plan 2004 have been set at ¥8,725 per share, and from October 1, 2004 to September 30, 2008, respectively. Kyocera Corporation covers the stock acquisition rights for Plan 2004 by utilizing common stock held by Kyocera Corporation (treasury stock).

At March 31, 2005, Kyocera Corporation reserved 2,187,800 shares of its common stock for the plans.

The following table summarizes information on stock option plans for the years ended March 31, 2003, 2004 and 2005:

	Number of Options	Weighted Average Exercise Price
Balance at March 31, 2002	1,252,300	¥8,764
Granted	143,600	9,290
Exercised	(10,700)	8,029
Expired and cancelled	(42,600)	8,598

Balance at March 31, 2003	1,342,600	8,831
Granted	1,068,900	7,900
Exercised	(3,600)	7,900
Expired and cancelled*	(1,366,900)	8,815

Balance at March 31, 2004	1,041,000	7,900
Granted	1,243,300	8,725	$81.54
Exercised	(15,200)	7,900	73.83
Expired and cancelled	(81,300)	8,290	77.48

Balance at March 31, 2005	2,187,800	8,354	78.07

Weighted average contractual life 3.5 years	2,187,800	¥8,354	$78.07

Exercisable options:
At March 31, 2003
Exercise price ¥8,029,¥9,470 and ¥9,290	1,267,000	¥8,230
Exercise price ¥18,900	56,700	18,900

Total options	1,323,700	8,687

At March 31, 2004
Exercise price ¥7,900	1,041,000	7,900

Total options	1,041,000	7,900

At March 31, 2005
Exercise price ¥7,900	982,900	7,900	$73.83
Exercise price ¥8,725	1,204,900	8,725	81.54

Total options	2,187,800	8,354	78.07

*	1,291,300 options were expired.

The fair value of options at the date of grant during the years ended 2003, 2004 and 2005 were calculated using the Black Scholes model with the following assumptions:

	Years ended March 31,
	2003	2004	2005	2005
Fair value	¥1,294	¥3,176	¥1,946	$18.19
Interest rate	0.01%	0.75%	0.39%
Expected life	1 year	4.5 years	3.7 years
Volatility	51.97%	51.48%	39.09%
Expected dividends	0.74%	0.76%	1.00%

Foreign:

AVX has four fixed option plans. Under the 1995 stock option plan, as amended, AVX may grant options to employees for the purchase of up to an aggregate of 9,300,000 shares of common stock. Under the Non-Employee Directors’ stock option plan, as amended, AVX may grant options for the purchase of up to an aggregate of 650,000 shares of common stock. This two plans will have no awards after August 1, 2005. Under the 2004 stock option plan, AVX may grant options to officers and key employees for the purchase of up to 10,000,000 shares of common stock. Under the 2004 Non- Employee Directors’ stock option plan AVX may grant options for the purchase of up to an aggregate of 1,000,000 shares of common stock. Under all plans, the exercise price of each option shall not be less than the market price of AVX’s stock on the date of grant and an option’s maximum term is 10 years. The options granted under the 1995 stock option plan and the 2004 stock option plan vest as to 25% annually and options granted under the Non-Employee Directors’ stock option plan and the 2004 Non-Employee Directors’ stock option plan vest as to one third annually.

The following table summarizes the transactions of AVX’s stock option plans for the years ended March 31, 2003, 2004 and 2005:

	Number of Options	Weighted Average Exercise Price
Balance at March 31, 2002	3,520,600	$15.20
Granted	915,655	15.86
Exercised	(141,700)	9.01
Expired and cancelled	(54,700)	20.70

Balance at March 31, 2003	4,239,855	15.48
Granted	546,400	11.87
Exercised	(121,838)	8.08
Expired and cancelled	(70,400)	22.03

Balance at March 31, 2004	4,594,017	15.15
Granted	620,000	14.03
Exercised	(31,559)	9.23
Expired and cancelled	(274,582)	16.41

Balance at March 31, 2005	4,907,876	15.01

Price range $15.44 to $29.30 (weighted average contractual life 5.8 years)	1,758,400	$22.10
Price range $7.50 to $14.50 (weighted average contractual life 5.2 years)	3,149,476	10.99

Exercisable options:
At March 31, 2003	2,459,650	$13.65
At March 31, 2004	3,064,771	14.72
At March 31, 2005	3,515,221	15.36

The calculated fair value at the date of grant for each option granted during the years ended March 31, 2003, 2004 and 2005 was $5.00 to $9.18, $4.22 to $5.13 and $5.34 to $6.25, respectively. The fair value of options at the date of grant was calculated using the Black Scholes model with the following weighted average assumptions:

	Years ended March 31,
	2003	2004	2005
Interest rate	3.19%	1.43%	3.53%
Expected life	4 years	4 years	4 years
Volatility	60.0%	59.8%	56.0%
Expected dividends	0.98%	1.27%	1.07%

KWC provides key employees with stock options. The options become vested gradually over a four-year period provided participants remain a KWC employee. The exercise price shall not be less than 85% of the fair market value of the common stock at the time the option is granted, and the grant has a maximum term of 10 years. Since KWC is not traded on any stock exchange, the Board of directors at KWC is responsible for determining the fair market value using reasonable means. KWC may grant options to all key employees for the purchase of up to an aggregate of 3,800,000 shares of common stock.

The following table summarizes information on the stock option plan for the years ended March 31, 2003, 2004 and 2005:

	Number of Options	Weighted Average Exercise Price
Balance at March 31, 2002	832,043	$2.61
Granted	2,555,875	2.41
Exercised	—	—
Expired and cancelled	(58,815)	2.67

Balance at March 31, 2003	3,329,103	2.46
Granted	651,828	2.61
Exercised	—	—
Expired and cancelled	(638,570)	2.46

Balance at March 31, 2004	3,342,361	2.49
Granted	446,575	3.11
Exercised	(12,341)	2.25
Expired and cancelled	(683,311)	2.65

Balance at March 31, 2005	3,093,284	2.54

Price range $2.18 to $3.45 (weighted average contractual life 7.96 years)	3,093,284	$2.54
Exercisable options:
March 31, 2003	1,767,183	$2.31
March 31, 2004	2,118,490	2.36
March 31, 2005	2,070,369	2.39

The fair value of options at the date of grant for the years ended 2003, 2004 and 2005 were calculated using the Black Scholes model with the following weighted average assumptions:

	Years ended March 31,
	2003	2004	2005
Fair value	$1.68	$1.03	$1.48
Interest rate	3.43%	2.99%	3.65%
Expected life	5 years	5 years	5 years
Volatility	45.00%	45.00%	45.00%
Expected dividends	—	—	—

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

Kyocera maintains a foreign currency risk management strategy that uses derivative financial instruments, such as foreign currency forward contracts, to minimize the volatility in its cash flows caused by changes in foreign currency exchange rates. Movements in foreign currency exchange rates pose a risk to Kyocera’s operations and competitive position, since exchange rates changes may affect the profitability, cash flows, and business and/or pricing strategies of non Japan-based competitors. These movements affect cross-border transactions that involve, but not limited to, direct export sales made in foreign currencies and raw material purchases incurred in foreign currencies.

Kyocera maintains an interest rate risk management strategy that uses derivative financial instruments, such as interest rate swaps, to minimize significant, unanticipated cash flow fluctuations caused by interest rate volatility.

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

Cash Flow Hedges

Kyocera uses interest rate swaps mainly to convert a portion of its variable rate debt to fixed rates. Kyocera charged deferred net losses of ¥240, ¥251 and ¥78 ($729) from accumulated other comprehensive income to interest expense in the consolidated statement of income for the years ended March 31, 2003, 2004 and 2005, as a result of the execution of the hedged transactions.

Also, Kyocera uses certain foreign currency forward contracts designated as cash flow hedges to protect against foreign currency exchange rate risks inherent in its forecasted transactions related to purchase commitments and sales. Kyocera charged deferred net gains of ¥30 ($280) from accumulated other comprehensive income to foreign currency transaction gains, net in the consolidated statement of income for the year ended March 31, 2005, as a result of the execution of the hedged transactions.

Net unrealized losses on derivative financial instruments in accumulated other comprehensive income at March 31, 2004 and 2005, were ¥48 and ¥27 ($252), respectively.

Other Derivatives

Kyocera’s main direct foreign export sales and some import purchases are denominated in the customers’ and suppliers’ local currency, principally the U.S. dollar, Euro and STG. Kyocera purchases foreign currency forward contracts with terms normally lasting less than three months to protect against the adverse effects that exchange-rate fluctuations may have on foreign-currency-denominated trade receivables and payables. Kyocera does not adopt hedge accounting for such derivatives. The gains and losses on both the derivatives and the foreign-currency-denominated trade receivables and payables are recorded as foreign currency transaction (losses) gains in the consolidated statements of income.

The aggregate contract amounts of derivative financial instruments to which hedge accounting is not applied are as follows:

	March 31,
	2004	2005	2005
Currency swaps	¥1,123	¥—	$—
Foreign currency forward contracts to sell	98,396	99,159	926,720
Foreign currency forward contracts to purchase	12,274	2,487	23,243
Interest rate swaps	27,444	19,496	182,206

13. FAIR VALUE OF FINANCIAL INSTRUMENTS:

The fair values of financial instruments at March 31, 2004 and 2005 and the methods and assumptions used to estimate fair value are as follows:

	March 31,
	2004		2005		2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Non-derivatives:
Assets:
Cash and cash equivalents (a)	¥361,132	¥361,132	¥310,592	¥310,592	$2,902,729	$2,902,729
Short-term investments (b)	3,855	3,855	34,938	34,919	326,523	326,346
Short-term finance receivables (c)	67,158	67,789	37,863	37,923	353,860	354,421
Securities and other investments (b)	430,096	430,168	430,437	430,092	4,022,776	4,019,551
Long-term finance receivables (c)	84,254	84,613	63,158	63,158	590,261	590,261

	¥946,495	¥947,557	¥876,988	¥876,684	$8,196,149	$8,193,308

Liabilities:
Short-term borrowings (a)	¥(84,815)	¥(84,815)	¥(66,556)	¥(66,556)	$(622,019)	$(622,019)
Current portion of long-term debt (c)	(44,522)	(44,525)	(44,051)	(44,106)	(411,691)	(412,205)
Long-term debt (c)	(70,608)	(71,056)	(33,557)	(33,844)	(313,617)	(316,299)

	¥(199,945)	¥(200,396)	¥(144,164)	¥(144,506)	$(1,347,327)	$(1,350,523)

Derivatives:
Currency swaps (d)	¥62	¥62	¥—	¥—	$—	$—
Foreign currency forward contracts to sell (d)	1,443	1,443	(1,504)	(1,504)	(14,056)	(14,056)
Foreign currency forward contracts to purchase (d)	(75)	(75)	(37)	(37)	(346)	(346)
Interest rate swaps (d)	(1,276)	(1,276)	(969)	(969)	(9,056)	(9,056)

Both short-term finance receivables and long-term finance receivables in the above do not include investments in direct financing leases.

(a)	The carrying amount approximates fair value because of the short maturity of these instruments.

(b)	The fair value is based on quoted market prices. It was not practicable to estimate the fair value of investments in unlisted common stock because of the lack of the market price and difficulty in estimating fair value without incurring excessive cost, and Kyocera did not identify any events or changes in circumstances that may have had a significant adverse effect on these investments. The aggregated carrying amounts of these investments included in the table at March 31, 2004 and 2005 were ¥2,767 and ¥2,584 ($24,150), respectively.

(c)	The fair value is estimated by discounting cash flows, using current interest rates for instruments with similar terms and remaining maturities.

(d)	The fair value is estimated based on quotes from financial institutions.

14. COMMITMENTS AND CONTINGENCIES:

At March 31, 2005, Kyocera had contractual obligations for the acquisition or construction of property, plant and equipment aggregating ¥20,405 ($190,701) principally due within one year.

Kyocera Corporation guarantees the debt of employees, customers and an unconsolidated subsidiary. Each amount of these guarantees was ¥234 ($2,187), ¥430 ($4,019) and ¥550 ($5,140) at March 31, 2005. The financial guarantees are made in the form of commitments and letters of awareness issued to financial institutions and generally obligate Kyocera Corporation to make payments in the event of default by the borrowers. Kyocera Corporation knows no event of default in the year ended March 31, 2005.

AVX has a material supply agreement for a significant portion of its anticipated material used in its operations. Under the agreement, during the year ended March 31, 2005, AVX purchased ¥5,663 ($52,925) and is obligated to purchase ¥5,904 ($55,178) in the year ending March 31, 2006.

Kyocera is a lessee under long-term operating leases primarily for office space and equipment. Rental expenses for operating leases were ¥10,151, ¥9,899 and ¥10,680 ($99,813) for the years ended March 31, 2003, 2004 and 2005, respectively.

Future minimum lease commitments under non-cancelable operating leases at March 31, 2005 are as follows:

Years ending March 31,
2006	¥6,705	$62,663
2007	5,272	49,271
2008	3,709	34,664
2009	1,518	14,187
2010	835	7,804
2011 and thereafter	3,075	28,738

	¥21,114	$197,327

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

The Code requires a domestic company to appropriate as a legal reserve an amount equal to at least 10% of the amount paid out by it as appropriation of retained earnings (including any payment by way of annual dividend and bonuses to Directors and Corporate Auditors) for the period or equal to 10% of any interim dividend until the sum of the legal reserve and the additional paid-in capital equals 25% of its stated capital. The legal reserve and additional paid-in capital may be transferred to stated capital through suitable director actions or used to reduce a deficit through suitable stockholder actions. The appropriated legal reserve at March 31, 2005 included in retained earnings was ¥18,369 ($171,673).

The Code provides certain restrictions on payment of dividends in connection with the repurchased treasury stock. At March 31, 2005, Kyocera Corporation reserved ¥31,380 ($293,271) of treasury stock repurchased mainly for stock options, which are restricted as to the payment of cash dividends. The amount of statutory retained earnings of Kyocera Corporation available for the payment of dividends to stockholders at March 31, 2005 was ¥547,084 ($5,112,935).

Kyocera Corporation’s Board of Directors, with subsequent approval by the stockholders, has declared annual appropriations of retained earnings for various purposes, totaling ¥539,136 ($5,038,654) at March 31, 2005. Any disposition of such appropriations shall be at the discretion of the Board of Directors and stockholders. Such appropriations have not been segregated from retained earnings in the accompanying consolidated financial statements.

Kyocera’s equity in retained earnings or deficits of affiliates and unconsolidated subsidiaries accounted for by the equity method of accounting aggregating ¥ (4,730) ($(44,206)) at March 31, 2005 was included in retained earnings.

Changes in accumulated other comprehensive income are as follows:

	Foreign Currency Translation Adjustments	Minimum Pension Liability Adjustments	Net Unrealized Gains (Losses) on Securities	Net Unrealized Gains (Losses) on Derivative Financial Instruments	Total Accumulated Comprehensive Income
Balance at March 31, 2002	¥5,601	¥—	¥(27,926)	¥(425)	¥(22,750)
Net change for the year	(20,578)	(10,931)	(2,029)	94	(33,444)

Balance at March 31, 2003	(14,977)	(10,931)	(29,955)	(331)	(56,194)
Net change for the year	(20,693)	9,454	89,196	283	78,240

Balance at March 31, 2004	¥(35,670)	¥(1,477)	¥59,241	¥(48)	¥22,046
Net change for the year	6,704	(152)	(16,780)	21	(10,207)

Balance at March 31, 2005	¥(28,966)	¥(1,629)	¥42,461	¥(27)	¥11,839

Balance at March 31, 2004	$(333,364)	$(13,804)	$553,654	$(449)	$206,037
Net change for the year	62,654	(1,420)	(156,823)	197	(95,392)

Balance at March 31, 2005	$(270,710)	$(15,224)	$396,831	$(252)	$110,645

16. INCOME TAXES:

Income before income taxes and income taxes for the year ended March 31, 2003, 2004 and 2005 are made up of the following components:

	Years ended March 31,
	2003	2004	2005	2005
Income before income taxes:
Domestic	¥71,715	¥118,564	¥93,190	$870,934
Foreign	4,322	(3,524)	14,340	134,019

Total income before income taxes	¥76,037	¥115,040	¥107,530	$1,004,953

Income taxes:
Current income taxes:
Domestic	¥32,554	¥23,391	¥47,666	$445,477
Foreign	1,111	6,185	5,206	48,654

Total current income taxes	33,665	29,576	52,872	494,131

Deferred income taxes:
Domestic	(830)	22,927	(723)	(6,757)
Foreign	(55)	(2,193)	6,331	59,168

Total deferred income taxes	(885)	20,734	5,608	52,411

Total income taxes	¥32,780	¥50,310	¥58,480	$546,542

In Japan, a company is subject to a number of taxes, based on income, which in the aggregate indicate normal statutory income tax rates for the year ended 2003, 2004 and 2005 of approximately 42.0%, 42.0% and 41.0%, respectively.

Reconciliation between the Japanese statutory income tax rate and Kyocera’s effective tax rate for the years ended March 31, 2003, 2004 and 2005 is as follows:

	Years ended March 31,
	2003	2004	2005
Japanese statutory tax rate	42.0%	42.0%	41.0%
Income of foreign subsidiaries taxed at lower than statutory tax rates	(1.0)	(2.5)	(4.0)
Valuation allowances	(0.8)	4.0	8.4
Sale of investment in an affiliate	—	1.2	—
Impairment of investment in an affiliate	2.9	—	—
Tax rate change	(0.5)	0.4	—
Adjustments of transfer pricing (See Note 21)	—	—	11.9
Liquidation of a foreign subsidiary	—	—	(3.1)
Other	0.5	(1.4)	0.2

Effective income tax rate	43.1%	43.7%	54.4%

The components of the deferred tax assets and deferred tax liabilities at March 31, 2004 and 2005 are as follows:

	March 31,
	2004	2005	2005
Deferred tax assets:
Enterprise tax	¥1,066	¥2,579	$24,103
Inventories	17,319	19,587	183,056
Allowance for doubtful accounts	4,754	3,883	36,290
Accrued expenses	5,762	5,324	49,757
Employee benefits	22,495	17,266	161,364
Depreciation	25,365	26,233	245,168
Securities	1,155	822	7,682
Net operating losses	25,832	25,213	235,636
Liquidation of a foreign subsidiary	—	3,544	33,122
Other	6,033	6,476	60,523

Subtotal	109,781	110,927	1,036,701
Valuation allowance	(28,536)	(32,108)	(300,075)

Total deferred tax assets	¥81,245	¥78,819	$736,626

Deferred tax liabilities:
Depreciation	¥429	¥825	$7,710
Deduction of foreign branch losses	4,261	4,763	44,514
Net unrealized gains on securities	125,856	115,288	1,077,458
Other	267	3,278	30,636

Total deferred tax liabilities	¥130,813	¥124,154	$1,160,318

At March 31, 2005, Kyocera had net operating losses carried forward of approximately ¥ 70,665 ($660,421), which would be available to offset future taxable income. Of these net operating losses carried forward, the amount of ¥21,567 ($201,561) recorded at domestic subsidiaries will expire within next seven years, and the amount of ¥13,421 ($ 125,430) recorded at US subsidiaries will expire in various periods from the year ending March 31, 2008 through the year ending March 31, 2022. Certain subsidiaries in Brazil, China, France, Korea, Germany, Israel, Hong Kong, Taiwan and United Kingdom had net operating losses carried forward totaling approximately ¥34,377 ($321,280) of which most had no expiration date.

        Kyocera intends to reinvest certain undistributed earnings of foreign subsidiaries for an indefinite period of time. Therefore, no deferred income taxes have been provided on undistributed earnings of these subsidiaries, which are not expected to be remitted in the foreseeable future totaling ¥116,465 ($1,088,458) at March 31, 2005. Kyocera estimates an additional tax provision of ¥ 47,485 ($ 443,785) would be required at such time if the full amount of these accumulated earnings became subject to Japanese taxes.

The net changes in the total valuation allowance for the years ended March 31, 2004 and 2005 were increases of ¥7,681 and of ¥3,572 ($33,383), respectively.

17. SUPPLEMENTAL EXPENSE INFORMATION:

Research and development expenses for the years ended March 31, 2003, 2004 and 2005 amounted to ¥47,268, ¥46,630 and ¥54,398 ($508,393), respectively.

Advertising expenses for the years ended March 31, 2003, 2004 and 2005 amounted to ¥11,189, ¥12,281 and ¥13,915 ($130,047), respectively.

Shipping and handling costs for the years ended March 31, 2003, 2004 and 2005 amounted to ¥10,107, ¥12,400 and ¥12,919 ($120,738 ), respectively, and were included in selling, general and administrative expenses in the Consolidated Statements of Income.

18. SEGMENT REPORTING:

Kyocera had previously classified its operations into four reporting segments, namely, “Fine Ceramics Group”, “Electronic Device Group ”, “Equipment Group” and “Others”. However, taking into consideration of changes in the size of operations of each business division of Kyocera and changes in its management structure, the management has changed its reporting segments for the year ended March 31, 2005. Kyocera now has eight reporting segments as follows: “Fine Ceramic Parts Group”, “Semiconductor Parts Group”, “Applied Ceramic Products Group”, “Electronic Device Group”, “Telecommunications Equipment Group”, “Information Equipment Group”, “Optical Equipment Group” and “Others.”

Segment information for the years ended March 31, 2003 and 2004 has been restated to conform to the current year presentation.

Main products or businesses of each reporting segment are as follows;

(Fine Ceramic Parts Group)

Semiconductor Process Equipment Components

LCD Process Equipment Components

Sapphire Substrates

Automotive & ITS related Components

(Semiconductor Parts Group)

Ceramic Packages for Surface Mount Devices (SMD)

Ceramic Multilayer Packages/Multilayer Substrates

Metallized Products

Organic Packages/Substrates

(Applied Ceramic Products Group)

Solar Cells & Modules

Cutting Tools

Dental & Orthopedic Implants

Jewelry

(Electronic Device Group)

Passive Components (Ceramic Chip Capacitors, Tantalum Capacitors)

Timing Devices (Temperature Compensated Crystal Oscillators (TCXO), Connectors

Thin-Film Products (Thermal Printheads, Liquid Crystal Displays)

(Telecommunications Equipment Group)

CDMA Mobile Handsets

PDC Mobile Handsets

PHS Related Products

(Information Equipment Group)

ECOSYS Non-cartridge Printers

Copiers

Digital Network Multifunction Products

(Optical Equipment Group)

Digital Still Cameras

Optical Modules

(Others)

Telecommunications Network Systems Business

Chemical Materials for Electronic Components

Leasing Business

Realty Develop Business

Inter-segment sales, operating revenue and transfers are made with reference to prevailing market prices. Transactions between reportable segments are immaterial and not shown separately. Operating profit for each reporting segment represents net sales, less related costs and operating expenses, excluding corporate revenue and expenses, equity in earnings (losses), income taxes, minority interest, and cumulative effect of change in accounting principle. Assets for each reporting segment represent those assets associated with a specific reporting segment. Corporate assets consist primarily of cash and cash equivalents, the facilities of corporate headquarters and various other investments and assets that are not specific to each reporting segment.

Kyocera’s sales to KDDI Corporation and its consolidated subsidiaries, which is mainly recorded at Telecommunications Equipment group, for the years ended 2003, 2004 and 2005 comprised of 10.8%, 10.2% and 7.6% of consolidated net sales, respectively.

Information by reporting segments at March 31, 2003, 2004 and 2005 and for each of the years then ended is summarized on the following page:

Reporting segments

	2003	2004	2005	2005
Net sales:
Fine Ceramic Parts Group	¥64,333	¥68,758	¥73,711	$688,888
Semiconductor Parts Group	103,602	108,784	127,960	1,195,888
Applied Ceramic Products Group	70,932	78,287	93,879	877,374
Electronic Device Group	227,962	256,906	262,997	2,457,916
Telecommunications Equipment Group	292,703	302,787	250,918	2,345,028
Information Equipment Group	202,022	214,192	241,145	2,253,692
Optical Equipment Group	35,059	29,297	35,776	334,355
Others	85,084	100,505	118,040	1,103,177
Adjustments and eliminations	(11,927)	(18,702)	(23,771)	(222,159)

	¥1,069,770	¥1,140,814	¥1,180,655	$11,034,159

Operating profit:
Fine Ceramic Parts Group	¥9,674	¥10,239	¥11,535	$107,804
Semiconductor Parts Group	3,738	10,603	17,550	164,019
Applied Ceramic Products Group	5,385	10,297	17,129	160,084
Electronic Device Group	11,816	5,047	35,406	330,897
Telecommunications Equipment Group	18,314	5,082	(14,918)	(139,421)
Information Equipment Group	23,351	31,986	36,186	338,187
Optical Equipment Group	(1,645)	(5,826)	(15,387)	(143,804)
Others	7,412	9,683	13,019	121,673

	78,045	77,111	100,520	939,439
Corporate	(5,619)	34,871	8,683	81,149
Equity in earnings (losses) of affiliates and unconsolidated subsidiaries	3,092	2,575	(1,678)	(15,682)
Adjustments and eliminations	519	483	5	47

Income before income taxes	¥76,037	¥115,040	¥107,530	$1,004,953

Assets:
Fine Ceramic Parts Group	¥45,081	¥44,988	¥43,414	$405,738
Semiconductor Parts Group	75,451	86,372	79,711	744,963
Applied Ceramic Products Group	58,520	62,713	85,595	799,953
Electronic Device Group	333,392	349,755	357,797	3,343,897
Telecommunications Equipment Group	108,506	117,462	98,877	924,084
Information Equipment Group	141,897	159,189	178,596	1,669,122
Optical Equipment Group	30,445	39,200	31,338	292,879
Others	250,848	260,818	216,178	2,020,355

	1,044,140	1,120,497	1,091,506	10,200,991
Corporate	602,046	696,298	684,970	6,401,589
Investments in and advances to affiliates and unconsolidated subsidiaries	24,398	24,054	30,623	286,196
Adjustments and eliminations	(35,570)	(46,091)	(61,580)	(575,514)

Total assets	¥1,635,014	¥1,794,758	¥1,745,519	$16,313,262

Depreciation and amortization:
Fine Ceramic Parts Group	¥4,272	¥4,105	¥4,320	$40,374
Semiconductor Parts Group	9,707	8,721	8,922	83,383
Applied Ceramic Products Group	4,358	3,903	4,645	43,411
Electronic Device Group	25,870	23,323	21,723	203,019
Telecommunications Equipment Group	12,559	11,263	8,101	75,710
Information Equipment Group	9,716	9,371	8,953	83,673
Optical Equipment Group	2,170	2,180	2,909	27,187
Others	4,090	4,838	4,070	38,037
Corporate	2,578	2,556	2,266	21,178

	¥75,320	¥70,260	¥65,909	$615,972

Reporting segments

	2003	2004	2005	2005
Valuation allowance for receivables:
Fine Ceramic Parts Group	¥12	¥39	¥10	$93
Semiconductor Parts Group	40	6	82	766
Applied Ceramic Products Group	77	37	23	215
Electronic Device Group	21	182	(73)	(682)
Telecommunications Equipment Group	0	(6)	41	383
Information Equipment Group	744	879	51	477
Optical Equipment Group	70	63	96	897
Others	653	582	648	6,056
Corporate	164	75	(62)	(579)

	¥1,781	¥1,857	¥816	$7,626

Write-down of inventories:
Fine Ceramic Parts Group	¥149	¥24	¥14	$131
Semiconductor Parts Group	1,434	100	45	421
Applied Ceramic Products Group	390	950	312	2,916
Electronic Device Group	2,250	9,373	598	5,589
Telecommunications Equipment Group	919	1,785	4,053	37,878
Information Equipment Group	0	619	1,583	14,794
Optical Equipment Group	1,424	1,122	3,793	35,449
Others	400	40	7	65
Corporate	—	—	—	—

	¥6,966	¥14,013	¥10,405	$97,243

Capital expenditures:
Fine Ceramic Parts Group	¥2,756	¥4,472	¥4,394	$41,065
Semiconductor Parts Group	3,122	3,856	7,111	66,458
Applied Ceramic Products Group	2,217	4,979	7,584	70,879
Electronic Device Group	13,501	18,612	19,453	181,804
Telecommunications Equipment Group	4,788	5,913	5,170	48,318
Information Equipment Group	6,338	9,972	11,751	109,822
Optical Equipment Group	2,185	2,418	2,248	21,009
Others	4,053	1,099	2,279	21,299
Corporate	1,654	3,616	3,186	29,776

	¥40,614	¥54,937	¥63,176	$590,430

Information for revenue from external customers by product shipment destination and long-lived assets based on physical location as of and for the years ended March 31, 2003, 2004 and 2005 are summarized as follows:

Geographic segments

	2003	2004	2005	2005
Net sales:
Japan	¥423,190	¥456,807	¥472,417	$4,415,112
United States of America	264,755	251,326	248,333	2,320,869
Asia	178,384	194,302	203,848	1,905,122
Europe	144,293	156,929	175,850	1,643,458
Others	59,148	81,450	80,207	749,598

	¥1,069,770	¥1,140,814	¥1,180,655	$11,034,159

Long-lived assets:
Japan	¥183,778	¥204,437	¥212,291	$1,984,028
United States of America	46,286	35,543	35,712	333,757
Asia	34,201	33,324	31,070	290,374
Europe	24,342	21,894	23,269	217,467
Others	5,148	4,110	3,294	30,785

	¥293,755	¥299,308	¥305,636	$2,856,411

There are no individually material countries with respect to revenue from external customers and long-lived assets in Asia, Europe and Others.

19. EARNINGS PER SHARE:

A reconciliation of the numerators and the denominators of basic and diluted earnings per share (EPS) computations is as follows:

	Years ended March 31,
	2003	2004	2005	2005
Income before cumulative effect of change in accounting principle	¥43,421	¥68,086	¥45,908	$429,047
Cumulative effect of change in accounting principle	(2,256)	—	—	—
Net income	41,165	68,086	45,908	429,047

Basic earnings per share:
Income before cumulative effect of change in accounting principle	233.02	364.79	244.86	2.29
Cumulative effect of change in accounting principle	(12.11)	—	—	—
Net income	220.91	364.79	244.86	2.29

Diluted earnings per share:
Income before cumulative effect of change in accounting principle	232.97	364.78	244.81	2.29
Cumulative effect of change in accounting principle	(12.11)	—	—	—
Net income	220.86	364.78	244.81	2.29

Basic weighted average number of shares outstanding (shares in thousands):	186,338	186,643	187,489
Dilutive effect of stock options	44	6	39
Diluted weighted average number of shares outstanding	186,382	186,649	187,528

20. SUPPLEMENTAL CASH FLOW INFORMATION:

Supplemental information related to the Consolidated Statements of Cash Flows is as follows:

	Years ended March 31,
	2003	2004	2005	2005
Cash paid during the year:
Interest	¥3,230	¥3,043	¥2,331	$21,785
Income taxes	32,012	38,774	40,055	374,346
Acquisitions of business:
Fair value of assets acquired	¥32,015	¥56,506	¥8,478	$79,234
Fair value of liabilities assumed	(22,584)	(19,804)	(2,683)	(25,075)
Minority Interests	—	—	(2,440)	(22,804)
Investments accounted for by the equity method	—	(4,600)	—	—
Stock issuance for acquisition	(9,381)	(15,132)	—	—
Cash acquired	(4,108)	(14,699)	(561)	(5,243)

	¥(4,058)	¥2,271	¥2,794	$26,112

21. RECEIPT OF A NOTICE OF TAX ASSESSMENT BASED ON TRANSFER PRICING ADJUSTMENTS AND FILING COMPLAINT AGAINST IT:

On March 28, 2005, Kyocera Corporation received a notice of tax assessment based on transfer pricing adjustments from the Osaka Regional Tax Bureau stating that, in the Bureau’s judgment, allocation of profit earned from transfers of products between Kyocera Corporation and its overseas subsidiaries was not appropriate for the five years from the year ended March 31, 1999 through the year ended March 31, 2003. The notice indicated that income should be adjusted upwards ¥24,394 ($227,981) and that resultant additional tax, including local taxes, etc., amounted to ¥12,748 ($119,140).

Kyocera recognized this amount of ¥12,748 ($119,140) as current income taxes in its consolidated statement of income for the year ended March 31, 2005, and made cash payments of ¥8,631 ($80,663) on March 29, 2005 and ¥4,117 ($38,477) on April 28, 2005.

On May 24, 2005, Kyocera Corporation filed a complaint against tax assessment based on transfer pricing adjustments with the Osaka Regional Tax Bureau. Although the final resolution of the proposed tax assessment is not certain, management believes the ultimate disposition of this matter will not have a material impact on the results of operations.

22. SETTLEMENT REGARDING LaPine CASE:

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

With respect to this case, Kyocera Corporation subsequently appealed to the Ninth Circuit Court of Appeals and then to the Supreme Court of the United States asserting the validity of the provision for broad judicial examination of arbitration awards. On December 22, 2003, Kyocera Corporation reached agreement with Prudential Securities Group, Inc., Prudential Equity Group, Inc., LaPine Technology Corporation and LaPine Holding Company to settle all claims in pending litigation between the parties. Kyocera Corporation has paid $331,500 pursuant to this settlement and recorded ¥35,454 as cash payment in its consolidated financial statements in the year ended March 31, 2004.

23. SUBSEQUENT EVENTS:

Subsequent to March 31, 2005, Kyocera Corporation’s Board of Directors declared a cash dividend of ¥9,374 ($87,607) payable on June 29, 2005 to stockholders of record on March 31, 2005. The dividend declared was approved by the stockholders at the meeting held on June 28, 2005.

On June 28, 2005, the stockholders approved Kyocera Corporation’s Board of Directors resolution for approval of the issuance of stock acquisition rights to directors, corporate auditors, corporate executive officers and certain key employees of Kyocera. This issuance of stock acquisition rights is intended to enable the grant of stock options and the maximum number of shares to be issued is 1,500,000 shares of common stock of Kyocera Corporation.

24. SEMIANNUAL FINANCIAL DATA (UNAUDITED):

	Six months ended
	September 30, 2003	March 31, 2004	September 30, 2004	March 31, 2005
Net sales	¥518,378	¥622,436	¥600,562	¥580,093
Gross profit	120,724	159,866	170,919	154,669
Net income	15,754	52,332	42,549	3,359

Basic earnings per share:
Net income	¥84.79	¥279.13	¥226.94	¥17.92

Diluted earnings per share:
Net income	¥84.79	¥279.11	¥226.85	¥17.92

Net sales			$5,612,729	$5,421,430
Gross profit			1,597,374	1,445,505
Net income			397,654	31,393

Basic earnings per share:
Net income			$2.12	$0.17

Diluted earnings per share:
Net income			$2.12	$0.17

Earnings per share are computed on the weighted average number of shares outstanding during each six-month period. The sum of the six months’ earnings per share does not equal the year-to-date earnings per share due to changes in average share calculations.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

For the years ended March 31, 2003, 2004 and 2005

	Yen in millions
Column A	Column B	Column C		Column D	Column E
		Additions
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged (Credited) to other Accounts (A)	Deductions (B)	Balance at End of Period
For the year ended March 31, 2003:

Allowance for doubtful accounts	¥58,665	¥596	¥(157)	¥(3,114)	¥55,990
Allowance for sales returns	7,478	(2,656)	(615)	—	4,207
Allowance for valuation losses on inventories	8,771	1,441	—	—	10,212

Total	¥74,914	¥(619)	¥(772)	¥(3,114)	¥70,409

For the year ended March 31, 2004:

Allowance for doubtful accounts	¥55,990	¥1,938	¥(173)	¥(14,963)	¥42,792
Allowance for sales returns	4,207	632	(431)	—	4,408
Allowance for valuation losses on inventories	10,212	1,790	—	(2,786)	9,216

Total	¥70,409	¥4,360	¥(604)	¥(17,749)	¥56,416

For the year ended March 31, 2005:

Allowance for doubtful accounts	¥42,792	¥548	¥109	¥(22,410)	¥21,039
Allowance for sales returns	4,408	8,473	58	(9,040)	3,899
Allowance for valuation losses on inventories	9,216	5,452	—	(4,936)	9,732

Total	¥56,416	¥14,473	¥167	¥(36,386)	¥34,670

(A)	Foreign currency translation adjustments and beginning balance of newly consolidated subsidiaries
(B)	Charge-offs

Schedules other than that above are omitted for the reason that they are not required or are not applicable, or the required information is shown in the financial statements or notes thereto.

Financial statements of unconsolidated subsidiaries and 50% or less owned companies accounted for by the equity method have been omitted because they are in the aggregate not significant and the conditions for inclusion otherwise are not present.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Kyocera certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kyocera Corporation
(Company)

By	/s/ Shoichi Aoki
Shoichi Aoki
Executive Officer General Manager of Corporate Financial & Accounting Group

September 16, 2005

INDEX OF EXHIBITS

Exhibit Number	Description
1.1	Articles of Incorporation (English translation) (incorporated by reference to the Registrant’s Form S-8 filed on August 31, 2005)

1.2	Share Handling Regulations of the Registrant (English translation) (incorporated by reference to the Registrant’s Form S-8 filed on August 31, 2004)

1.3	Regulations of the Board of Directors of the Registrant (English translation) (incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 19, 2002)

1.4	Regulations of the Board of Corporate Auditors of the Registrant (English translation) (incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 21, 2004)

2.1	Specimen common stock certificate of the Registrant (incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 24, 2001)

2.2	Deposit Agreement, dated as of June 29, 1998 among Kyocera Corporation, Citibank N.A. as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt, as amended by Amendment No.1 thereto, dated as of January 5, 1999 (incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 24, 2001)

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

11.1	Code of Ethics

12.1	Certification of the principal executive officer of the Registrant required by Rule 13a-14(a)

12.2	Certification of the principal financial officer of the Registrant required by Rule 13a-14(a)

13.1	Certification of the principal executive officer of the Registrant required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of the principal financial officer of the Registrant required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Consent of PricewaterhouseCoopers with respect to its report on the audit of the financial statements included in this Form 20-F