Form 20-F
period 2006-03-31
KYOCERA CORP
filed 2006-06-29
CIK 57083

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2006

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

As of March 31, 2006, 187,754,750 shares of common stock were outstanding, comprised of 182,786,746 Shares and 4,968,004 American Depositary Shares (equivalent to 4,968,004 Shares).

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes  ☒    No  ☐

If this report is an annual transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes  ☐    No   ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes   ☒     No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer   ☒     Accelerated filer   ☐    Non-accelerated filer   ☐

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

Important risks, uncertainties and other factors that may cause our actual results to differ materially from our expectations are generally set forth in Item 3.D “Risk Factors” of this Form 20-F and include, without limitation:

•	general economic conditions in our markets, which are primarily Japan, North America, Europe, and Asia, including in particular China;

•	the effect of foreign exchange fluctuations on our results of operations, particularly between the yen and each of the U.S. dollar and Euro, in which we make significant sales;

•	our ability to launch innovative products and otherwise meet the advancing technical requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductors and electronic components;

•	the level of continuing demand for existing products of our competitors and the pricing of those products, and their ability to introduce new products;

•	the extent and pace of future growth or contraction in information technology (IT)-related markets around the world, including those for communications and personal computers;

•	the level of continuing demand for, and timing of sales of, our existing products;

•	declining prices for our products and services;

•	the effect of future acquisitions on our financial condition and results of operations;

•	the effect of prevailing interest rates and the performance of equity and other financial markets generally;

•	the timing of new product introductions and market acceptance for our new products;

•	an increase in the incidence of product returns;

•	events that may impact negatively on our markets or supply chain, including terrorist acts and outbreaks of diseases;

and other risks discussed under Item 3.D “Risk Factors” and elsewhere in this Form 20-F.

Presentation of Certain information

As used in this Form 20-F, references to “Kyocera,” “we,” “our” and “us” are to Kyocera Corporation and, except as the context otherwise requires, its consolidated subsidiaries.

Also, as used in this Form 20-F:

•	“U.S. dollar” or “$” means the lawful currency of the United States of America, “yen” or “¥” means the lawful currency of Japan and “Euro” means the lawful currency of the European Union.

•	“U.S. GAAP” means accounting principles generally accepted in the United States of America, and “Japanese GAAP” means accounting principles generally accepted in Japan.

•	“ADS” means an America Depositary Share, each representing one share of Kyocera’s common stock, and “ADR” means an American Depositary Receipt evidencing ADSs.

•	“fiscal 2006” refers to Kyocera’s fiscal year ended March 31, 2006, and other fiscal years are referred to in a corresponding manner.

•	Unless otherwise indicated, we have translated the yen amounts for the year ended March 31, 2006, as of March 31, 2006 and thereafter presented in this Form 20-F into U.S. dollars solely for your convenience. The rate we used for such translations was ¥117.00 = $1.00, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2006, rounded to the nearest yen. These translations do not imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in the U.S. dollars.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

The selected consolidated financial data set forth below for each of the five fiscal years ended March 31 have been derived from Kyocera’s consolidated financial statements that are prepared in accordance with accounting principles generally accepted in the United States of America.

You should read the U.S. GAAP selected consolidated financial data set forth below together with Item 5 “Operating and Financial Review and Prospects” and Kyocera’s Consolidated Financial Statements included in this Form 20-F.

	(Yen in millions, U.S. dollars and shares in thousands, except per share amounts)
	2002	2003	2004	2005	2006	2006
Years ended March 31:
Net sales	¥1,034,574	¥1,069,770	¥1,140,814	¥1,180,655	¥1,181,489	$10,098,197
Profit from operations	51,561	83,388	108,962	100,968	103,207	882,111
Income before cumulative effect of change in accounting principle	33,791	43,421	68,086	45,908	69,696	595,692
Net income	31,953	41,165	68,086	45,908	69,696	595,692
Earnings per share :
Income before cumulative effect of change in accounting principle:
Basic	¥178.74	¥233.02	¥364.79	¥244.86	¥371.68	$3.18
Diluted	178.59	232.97	364.78	244.81	371.43	3.17
Net income:
Basic	169.02	220.91	364.79	244.86	371.68	3.18
Diluted	168.88	220.86	364.78	244.81	371.43	3.17
Weighted average number of shares outstanding:
Basic	189,050	186,338	186,643	187,489	187,514
Diluted	189,204	186,382	186,649	187,528	187,640
Cash dividends declared per share:
Per share of common stock	¥60	¥60	¥60	¥80	¥100	$0.85
At March 31:
Total assets	¥1,645,458	¥1,635,014	¥1,794,758	¥1,745,519	¥1,931,522	$16,508,735

Long-term debt	96,856	60,736	70,608	33,557	33,360	285,128
Common stock	115,703	115,703	115,703	115,703	115,703	988,915
Stockholders’ equity	1,036,185	1,000,207	1,150,453	1,174,851	1,289,077	11,017,752
Depreciation	¥76,252	¥64,988	¥60,861	¥58,790	¥63,018	$538,615
Capital expenditures	¥54,631	¥40,614	¥54,937	¥63,176	¥90,271	$771,547

The following table shows the exchange rates for Japanese yen per $1.00 based upon the noon buying rate in New York City for cash transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

	High	Low	Average	Period-end
Years ended March 31,
2002	134.77	115.89	125.05	132.70
2003	133.40	115.71	121.94	118.07
2004	120.55	104.18	112.75	104.18
2005	114.30	102.26	107.49	107.22
2006	120.93	104.41	113.15	117.48

Most Recent 6 months
December, 2005	120.93	115.78	118.46	117.88
January, 2006	117.55	113.96	115.48	116.88
February, 2006	118.95	115.82	117.86	115.82
March, 2006	119.07	115.89	117.28	117.48
April, 2006	118.66	113.79	117.07	113.79
May, 2006	113.46	110.07	111.73	112.26

The noon buying rate for Japanese yen on June 26, 2006 was $1.00 = ¥ 116.38

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

You should carefully read the risks described below before making an investment decision.

(1) The Japanese or global economy may significantly reduce demand for Kyocera’s products

The Japanese economy showed stable growth due mainly to an expanded market for digital consumer equipment from the second half of fiscal 2006. However, the economic outlook has been uncertain and has been negatively affected by inventory reductions in the IT-related industries. Though the current global economic outlook, including for the U.S., also remains to grow, there may continue to be instability in light of the appreciation of the yen and the rise in prices of oil and certain raw materials. Kyocera is substantially dependent for its growth on the markets for semiconductors, mobile phone handsets and PC-related equipment. These markets may be adversely affected by demand in electronics industry and by sluggish consumer spending brought by economic recession.

(2) Unexpected changes in economic, political and legal conditions in China, in which Kyocera is becoming increasingly active, may have an adverse effect on Kyocera’s business

Based on its expectation that the Chinese markets for IT-related products, including electronic components, mobile phone handsets, personal computers (PCs) and PC peripherals will continue to grow continuously, Kyocera has been making substantial investments in new production and marketing facilities in China. Kyocera now has four principal production facilities located in Shanghai, Dongguan, Guiyang, and Tianjin, and plans to make additional investments to increase production capacity at these sites and to increase its marketing and distribution capabilities in China. Although the Chinese economy has been growing at a rapid rate in recent years, and the central government has been increasingly utilizing market forces as opposed to central economic planning, growth has been uneven among various regions of the country and among various sectors of the economy. Unexpected changes in the central government’s economic policy or in the business climate, including those due to changes in institutional systems in various parts of the country, may adversely affect its IT-related markets in which Kyocera seeks to sell its products. In addition, China is in the process of developing a comprehensive system of laws and regulations dealing with economic matters, such as currency controls, and foreign corporations currently active in the country, such as Kyocera, face risks and uncertainties including enforcement of contractual terms, administrative intrusion by local governments and difficulty with expatriation of profits.

(3) Kyocera sells a diverse variety of products, and in each of its businesses Kyocera is subject to intense competitive pressures, including in terms of price, technological change, product development, quality and speed of delivery, and these pressures are likely to increase in the near term

Kyocera sells a wide variety of products and therefore faces a broad range of competitors from large international companies to relatively small, rapidly growing and highly specialized companies. Kyocera has a variety of businesses in different industries while many of its competitors specialize in one or more of these business areas. As a result, Kyocera may not fund or invest in certain of its businesses to the same degree as its competitors, or these competitors may have greater financial, technical, and marketing resources available to them than the portion of its business against which they compete. While some of the factors that drive competition vary by product area, price and speed of delivery are factors in all areas of Kyocera’s business. Price pressure has been intense, and thus Kyocera predicts that its production prices will continue to be lower over fiscal 2007 partly depending on the demand and competition situation. In production businesses in which Kyocera develops, produces and distributes specialized parts for its customers’ products, its competitive position depends significantly on being involved early in the process of creating a new product that fits its customers’ needs. This requires maintaining close ties with customers so that Kyocera can ensure that it is able to meet required specifications and be the first supplier to create and deliver the product. Kyocera’s gross margins may be reduced if it cannot maintain these important relationships or market share or if it is forced in the future to further reduce prices in response to the actions of its competitors.

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

(5) Since a significant percentage of Kyocera’s revenues has been derived from foreign sales in recent years, various export risks may disproportionately affect its revenues

Kyocera’s sales to customers located outside Japan accounted for 59.8% of its total revenues in fiscal 2006. Kyocera believes that overseas sales will continue to account for a significant percentage of its revenues. Therefore, the following export risks may disproportionately affect Kyocera’s revenues:

•	a strong yen may make Kyocera’s products less attractive to foreign purchasers;

•	political and economic instability may inhibit export of Kyocera’s products;

•	Kyocera may experience difficulties in the timeliness of collection of accounts receivable due from foreign customers and be forced to write off those receivables;

•	tariffs and other barriers may make Kyocera’s products less cost competitive;

•	shipping and handling costs of Kyocera’s products may increase;

•	Kyocera may have difficulty in staffing and managing its international operations; and

•	the laws of certain foreign countries may not adequately protect Kyocera’s trade secrets and intellectual property.

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

(11) Kyocera’s markets or supply chains may be adversely affected by terrorism, plague, wars or similar events

Kyocera as a global company has been expanding its business worldwide. At the same time, we will be exposed to risks of our getting involved in terrorism, plague, war and other similar events. In the case that those events occur, Kyocera’s operating activities would be suspended. Furthermore, there would be delay, disorder or suspension in Kyocera’s R&D, manufacturing, sales and services. If such delay or disruption occurs and continues for a long period of time, Kyocera’s business, financial condition and results of operations may be adversely affected.

(12) Kyocera’s headquarters and major facilities are subject to devastating effects of earthquakes and other natural disasters

Kyocera’s headquarters and major facilities including plants, sales offices and R&D centre are located not only in Japan but also all over the world. It might be inevitable that Kyocera would suffer from natural disasters such as earthquake, typhoon, and floods and so on. For instance, if a strong earthquake occurs, Kyocera’s R&D or manufacturing facilities will be damaged devastatingly. In this case, Kyocera’s operating activities would be suspended and manufacturing and shipment would be delayed. Due to this, Kyocera would lose its sales and profits. Furthermore, Kyocera may incur a great amount of expenses, for example, medical care expenses for injured employees and damage expenses for the damaged machines or facilities will be incurred. As a consequence, Kyocera’s operating result and financial condition may be adversely affected.

(13) Kyocera may have to incur impairment losses on its investments in equity securities

Kyocera holds investments in equity securities of companies not affiliated with itself, which Kyocera generally holds on a long-term basis for business relationship purposes. A substantial portion of these investments consists of shares of common stock of public companies in Japan, including KDDI Corporation (a Japanese telecommunication service provider), and Japanese financial institutions. As of March 31, 2006, the aggregate fair value of equity securities included in available-for-sale securities was ¥415,950 million ($3,555 million), with gross unrealized gains in the amount of ¥141,059 million ($1,206 million) and gross unrealized losses in the amount of ¥94million ($1 million). If there is a decline in the fair value, i.e., the market price, of the shares Kyocera holds in those companies over a period of time, and it determines that the decline is other-than-temporary, Kyocera will need to record an impairment loss for the applicable fiscal period. During fiscal 2006, Kyocera recorded losses on impairment of investment securities in the amount of ¥385 million ($3 million), mainly due to management’s estimation that certain non-public companies in which Kyocera invested would need considerable time to show profitability in their operating activities. For some of the equity securities Kyocera owns, including the shares of KDDI Corporation, Kyocera intends to keep its ownership at the current level in light of the importance of its business relationships with the issuers of these equity securities. For other equity securities in its portfolio, although Kyocera may dispose of them over time, market conditions may not permit it to do so at the time, speed or price it may wish.

(14) As a holder of ADSs, you will have fewer rights than a shareholder has and you will have to act through the depositary to exercise those rights

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

(15) Rights of shareholders under Japanese law may be more limited than under the law of other jurisdictions

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

(16) Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell your shares of our Common Stock at a particular price on any particular trading day, or at all

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each stock, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his or her shares at such price on a particular trading day, or at all.

(17) Foreign exchange fluctuations may affect the dollar value of our ADSs and dividends payable to holders of our ADSs

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

Our business originally consisted of the manufacture of ceramic parts for electronic equipment. In the 1960’s, we expanded our business and technology horizontally into the design and production of fine ceramic parts, ceramic integrated circuit (“IC”) packages and electronic components. In the 1970’s, we began to produce consumer-related products, including cutting tools, ceramics for medical and dental uses, jewelry and solar energy products.

In the 1980’s, we diversified into new strategic fields. In 1982, we merged with Cybernet Electronics Corporation, a telecommunications equipment manufacturer in which we had made an equity investment three years earlier. We expanded into another new business through the acquisition of Yashica Co., Ltd., a camera and camera lens manufacturer. We also played a leading role in the establishment of DDI Corporation (currently KDDI Corporation), which has become one of Japan’s leading providers of telecommunications services. In 1989, we gained a presence in the electronic connector market through our acquisition of Elco International Corporation (currently Kyocera Elco Corporation).

In the 1990’s, we strengthened our position as an internationally integrated electronic components manufacturer through our acquisition of AVX Corporation, a maker of capacitors and other passive electronic components, in January 1990.

In the middle of the 1990’s, Kyocera developed two main business categories, “the components business,” in which Kyocera provides parts and devices such as fine ceramics parts, semiconductor parts, electronic components and devices and applied ceramic products to mainly electronic equipment manufacturers in IT industrial fields, and “the equipment business,” in which Kyocera manufactures and sells telecommunications and information equipment and optical instruments, such as mobile handsets, PHS-related products, copiers, multifunctional products, printers, and digital still cameras to distributors or directly to customers.

Since 2000, we have further enhanced our position as a market leader in telecommunications and information equipment. In February 2000, we acquired the code division multiple access (“CDMA”) mobile phone handset business from QUALCOMM Inc. to create our U.S. subsidiary, Kyocera Wireless Corp. In April 2000, we invested in Kyocera Mita Corporation, a manufacturer of copiers and other document solutions equipment, to make it a wholly-owned subsidiary, and in April 2002, we transferred Kyocera Corporation’s printer business into Kyocera Mita Corporation to further enhance our information equipment business by pursuing group synergies.

In addition, we also strengthened the components business resources to become a leading company in IT-related applications. In August 2002, we made Toshiba Chemical Corporation (currently Kyocera Chemical Corporation) a wholly-owned subsidiary through a share exchange in order to reinforce its electronic components and materials businesses by pursuing group synergies between fine chemical technologies and fine ceramic technologies.

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

In August 2003, we made Kinseki, Limited (currently Kyocera Kinseki Corporation), a major producer of artificial crystal-related products, a wholly-owned subsidiary through a share exchange to strengthen our Electronic Device Group. In addition, to further enhance our organic circuit board business by pursuing group synergies, we also made an agreement with IBM Corporation and IBM Japan, Ltd. for the transfer from IBM Japan to Kyocera of its Surface Laminar Circuitry (“SLC”) business and we completed the transfer of IBM Japan’s SLC business from IBM Japan to a newly-established wholly-owned subsidiary, Kyocera SLC Technologies Corporation in August 2003. In April 2004, Kyocera integrated the organic material components business into Kyocera SLC Technologies Corporation and the marketing division of Kyocera Kinseki Corporation was merged into the marketing division of the electronic components of Kyocera Corporation and the manufacturing division of crystal related components of Kyocera Corporation was transferred to Kyocera Kinseki Corporation through corporate splits. In organic circuit board business, Kyocera SLC Technologies Corporation established Kyocera SLC Components Corporation as a manufacturing company of build-up substrates in Ayabe, Kyoto Prefecture in August 2004.

In September 2004, Kyocera and Kobe Steel, Ltd. established Japan Medical Materials Corporation (JMM)” and Kyocera Corporation transferred its medical materials business to Japan Medical Materials Corporation through corporate splits. The shareholding ratios of Kyocera and Kobe Steel in Japan Medical Materials Corporation are 77% and 23%, respectively.

In October 2004, Kyocera Corporation invested in WILLCOM, Inc. which succeeded PHS business provided by DDI Pocket Inc. to enhance PHS-related business.

To meet with strong demand of solar energy products, Kyocera established Kyocera Solar Europe S.R.O. for assembling of solar modules in the Czech Republic in April 2005.

For a discussion of recent and current capital expenditures, please see Item 5 “Operating and Financial Review and Prospects “ of this Form 20-F. We have had no recent significant divestitures nor are any significant divestitures currently being made.

B. Business Overview

Overview

Kyocera is engaged in numerous high-tech fields, from fine ceramic components to electronics devices, equipment, services and networks. Our manufacturing and distribution operations are conducted worldwide. As of March 31, 2006, we had 138 subsidiaries and 5 affiliates outside Japan and 32 subsidiaries and 7 affiliates in Japan. Our customers include individuals, corporations, governments and governmental agencies. For information on our sales by category of activity and information on our sales by geographic area and product segment, see Item 5.A “Operating Results” of this Form 20-F.

Business Strategy

Kyocera aims to be a company respected by society from the perspective of corporate ethics, while maintaining continuous sales growth and high profitability. To achieve this management vision, Kyocera’s management policy is to further drive business expansion to be “a creative company that continues to grow.” Kyocera promotes efficient resource management and emphasizes consolidated group management and intends to increase corporate value (aggregate market value of its shares) through improvement of business performance.

Management Strategies

Kyocera promotes “high-value-added diversification” as its management strategy to realize its management policy. By making each individual business highly profitable and maximizing group synergies, Kyocera seeks to propel continuous corporate growth even in a tough, rapidly changing business environment.

In particular, Kyocera aims to: (1) exploit competitive advantages; (2) strengthen existing businesses; and (3) create new businesses.

(1) Exploit competitive advantages

The “Kyocera Philosophy,” a corporate philosophy of Kyocera that is run with faith in the human spirit, and the so-called “amoeba” management system, which has been a unique management system of Kyocera based on small business units and has been a driving force for corporate growth since Kyocera Corporation was founded, as well as its strong financial basis have been Kyocera’s particular competitive advantages in promoting its diversification strategy. Leveraging off this base, Kyocera will focus its energies into two high-growth-potential areas going forward, namely the markets for telecommunications and information processing and for environmental preservation. By establishing further competitive advantages in technology, and sales and marketing, Kyocera intends to improve business performance through its diversification strategy.

(2) Strengthen existing businesses

Kyocera plans to improve the profitability of each existing business on a daily basis and improve profitability of each reporting segment on a consolidated business by deepening the ties between Kyocera Group companies and each Corporate Business Group of Kyocera Corporation to pursue maximization of synergies. Kyocera will also employ a global strategy in each business and integrate group-wide management resources to establish a structure well-suited to undertake research and development, production and sales at optimal locations. As a result, Kyocera plans to enhance the competitive edge of each of its existing businesses. Kyocera also regularly reviews those businesses that have lost market competitiveness or where significant performance improvement is not expected in the future.

(3) Create new businesses

Kyocera will create new core businesses to spur growth over the medium to long term by integrating group-wide management resources and developing new technologies, products and markets. Special emphasis will be placed on generating new business domains in the markets for telecommunications and information processing and for environmental preservation.

Challenges

Kyocera promotes “high-value-added diversification” as its management strategy, and aims to be a creative company that continues to grow. To achieve this management policy, Kyocera seeks to improve the profitability of its component and equipment businesses, and is working to rapidly attain a pre-tax income ratio of over 15% or more on a group-wide basis. Toward this goal, Kyocera will strive to further strengthen its business foundation.

The following outlines specific measures being undertaken to accomplish this goal.

(1) Further strengthen “amoeba” management system

Kyocera’s aims to further strengthen its management system, in which small business units called “amoeba” independently develop their operations, has been a driving force for corporate growth since Kyocera’s foundation. As Kyocera believes its management system offers a superior competitive advantage over rival companies, Kyocera aims to further strengthen this management system. Kyocera will further seek to thoroughly implement this management system and enhance it in its development, manufacturing, sales and marketing departments, to in turn improve the ability to achieve objectives. In particular, Kyocera is working to strengthen its capabilities in manufacturing, which is the profit center of Kyocera.

(2) Translate results of strategic investments and structural reforms into improved performance

Kyocera aims to ensure that strategic investment during fiscal 2006 will translate into improved performance in fiscal 2007 and beyond. Concrete initiatives include launching new businesses and improving profitability in the components business, especially the Fine Ceramic Parts Group (ceramic parts for LCD fabrication equipment), the Semiconductor Parts Group (ceramic packages and organic packages) and the Applied Ceramic Products Group (solar energy products and cutting tools). Kyocera also expects structural reforms implemented in fiscal 2006 to lead to increased sales and profit.

(3) Promote commercialization of strategic businesses from a medium term perspective

Kyocera plans to promote the commercialization of new businesses that will be key growth drivers for Kyocera in the medium term. In addition to pursuing business expansion in prospective markets including ceramic parts for diesel engines, Kyocera aims to realize practical application of next-generation solar cells and solid oxide fuel cells (SOFCs), and to ensure that these businesses contribute to its business performance in a timely manner.

Operations

Kyocera classified its operations into eight reporting segments: (1) Fine Ceramic Parts Group, (2) Semiconductor Parts Group, (3) Applied Ceramic Products Group, (4) Electronic Device Group, (5) Telecommunications Equipment Group, (6) Information Equipment Group, (7) Optical Equipment Group, and (8) Others.

Our principal products and services offered in each reporting segment are shown below.

(1) Fine Ceramic Parts Group:

Information & Telecommunication Components,

Sapphire Substrates,

Semiconductor Process Equipment Components,

LCD Process Equipment Components,

Automotive & ITS related Components,

General Industrial Ceramic Components

(2) Semiconductor Parts Group:

Ceramic Packages for Surface Mount Devices,

Ceramic Multilayer Package / Multilayer Substrates,

Metallized Products,

Optical Communication Ceramic Packages / Components,

Organic Multilayer Packages / Substrates

(3) Applied Ceramic Products Group:

Residential & Industrial Photovoltaic Generating Systems,

Solar Cells / Modules,

Cutting Tools, Micro Drills,

Dental & Orthopedic Implants,

Jewelry & Applied Ceramic Related Products

(4) Electronic Device Group:

Ceramic Chip Capacitors,

Tantalum Capacitors,

Timing Devices (Temperature Compensated Crystal Oscillators (TCXOs),

Voltage Controlled Oscillators (VCOs)),

RF Modules,

Ceramic Resonators / Filters,

Thermal Printheads,

LED Printheads,

Amorphous Silicon Drums,

Liquid Crystal Displays,

Connectors

(5) Telecommunications Equipment Group:

CDMA Mobile Phone Handsets,

PHS Related Products (PHS handsets, PHS Base Stations, High Speed Wireless Data Transfer Systems)

(6) Information Equipment Group:

ECOSYS Non-cartridge Printers and Copiers,

Digital Network Multi-function Products

(7) Optical Equipment Group:

Optical Modules,

Lenses

(8) Others:

Chemical Materials for Electronic Components,

Insulators, Resin Products,

Telecommunications Network Systems Business,

Computer Network System Business,

IT solutions Services Business,

Consulting Business,

Leasing Business,

Hotel Business,

Realty Develop Business,

Insurance Agent and Travel Agent Business

(1) Fine Ceramic Parts Group

Products in this reporting segment are widely used in the computing, telecommunications, automotive and various industrial sectors. These products are made from a variety of ceramic materials, such as silicon carbide, silicon nitrides and zirconia as well as alumina, utilizing their characteristics of heat resistance, corrosion resistance and wear resistance.

Products Kyocera develops, manufactures and sells in this reporting segment include substrates, which are thin ceramic bases used by manufacturers for hybrid integrated circuit (“IC”) foundations. Kyocera also produces substrates for thermal printheads, ceramic/alumina tape substrates for thin film chip resistors, substrate for HDD thin film magnetic heads, parts for LCD fabrication equipment, sapphire substrates for LCD projectors and LEDs, parts for semiconductor fabrication equipment, mechanical seals for pumps, engine components for the automobile industry, friction tight discs and thread guides for yarn texturing machines in the textile industry, rings for fishing rods, nozzles and parts for paper-making machinery.

(2) Semiconductor Parts Group

Kyocera develops, manufactures and sells inorganic (ceramic) and organic packages in this reporting segment. Ceramic packages have the characteristics of being air and water tight and corrosion resistance and also having the ability to dissipate heat efficiently. In addition, they have a superior capacity for use in high frequency and embedded passive components. Kyocera develops, produces and sells ceramic packages for ICs or other semiconductors and electronic components.

The most common types of the ceramic IC packages Kyocera develops, makes and sales are multilayer packages, including surface mount device (“SMD”) packages and pin grid arrays. Kyocera also develops, produces and sells opto-electronic packages and ceramic parts for fiber-optic communications connectors. SMD packages are used for surface acoustic wave (“SAW”) filters and oscillators, which are mostly inserted into mobile handsets. Pin grid arrays are sold to manufacturers of MPUs and of other logic ICs, which are principally inserted into information equipment and peripherals. Kyocera also produces ceramic packages for charge-coupled-devices (“CCDs”) and complementary metal oxide semiconductor (“CMOS”) devices, which are mainly used in camera-equipped mobile phone handsets.

In the organic package business, Kyocera established a specialized high density organic circuit board manufacturer, Kyocera SLC Technologies Corporation, which develops, produces and sells system in a package (“SiP”) used in miniature and high functional electronic equipment such as mobile handsets, digital still cameras and mobile music players and organic packages for high-end application specific integrated circuits (“ASICs”). It also produces and sells organic package for next generation micro processor units (“MPUs”) and its peripheral devices for digital consumer equipment.

(3) Applied Ceramic Products Group

This reporting segment consists of four product lines: 1) Solar Energy Products, 2) Cutting Tools, 3) Dental and Orthopedic Implants, 4) Jewelry and Applied Ceramic Related Products.

1) Solar Energy Products

Kyocera develops, manufactures and sells a solar cell and module, applied solar cell products and solar photovoltaic systems for generating electricity in residential homes and public facilities. We are expanding our solar cell production capacity in Japan and commenced assembly of solar modules by Kyocera (Tianjin) Solar Energy Co., Ltd in China, which was established as our manufacture and sales subsidiary of solar modules in May 2003. In addition, Kyocera constructed a solar module assemble facility, Kyocera Solar, Inc. Mexico Plant in Tijuana, Mexico, for the U.S market in October 2004. To increase sales in Europe, Kyocera established a new plant for solar modules in the Czech Republic in April 2005.

2) Cutting Tools

Kyocera produces cutting tools for metal processing in industrial production, particularly in the automotive industry. To expand its cutting tools business, Kyocera Corporation acquired Tycom Corporation (currently Kyocera Tycom Corporation, a consolidated subsidiary), which was a U.S. major manufacturer of carbide cutting tools for the printed circuit board industry in January 2001. Kyocera aims to be a market leader in cutting tools business by pursuing synergies between Kyocera Tycom Corporation and Kyocera Corporation in worldwide manufacturing and sales channels.

3) Dental and Orthopedic Implants

Kyocera established Japan Medical Materials Corporation with Kobe Steel, Ltd. by integrating the medical material businesses in September 2004. Japan Medical Materials Corporation produces a wide range of orthopedic and dental applications such as dental and orthopedic implants, artificial knee joint replacement systems, and ceramic materials helping heal hip fractures by combinations of materials, processing technologies of ceramics and titanium alloys and integrating business resources such as development, manufacturing, marketing and sales channels with Kyocera and Kobe Steel, Ltd.

4) Jewelry and Applied Ceramic Related Products

Recrystallized jewelry comprises mainly synthetic emeralds, alexandrines and rubies. These stones are manufactured using a single crystal growth technology developed by us, and are chemically and physically equivalent to natural stones. We introduced recrystallized jewelry products to meet consumer needs and to cultivate our sales network. Kyocera also produces applied ceramic related products such as kitchen knives utilizing ceramic characteristics of wear resistance and corrosion resistance from acid and alkalinity.

(4) Electronic Device Group

Kyocera develops, manufactures and sells high quality and cost competitive electronic components and devices for the telecommunications and information processing industry. This field creates demand for miniaturization, low voltage, high frequency and low energy consumption, and we produce high-value-added products such as miniature ceramic capacitors with high capacitance capacitors, tantalum capacitors, miniature timing devices like a temperature compensated crystal oscillators (“TCXOs”) or voltage-controlled oscillators (“VCOs”), and high frequency modules for mobile phone handsets and PCs. We also produce thin-film products such as thermal printheads, amorphous silicon drums and LCDs for audio visual electronic equipment, office automation equipment and industrial equipment.

We are strengthening our manufacturing and sales in China with enhance price competition and cultivation of new markets. We established a new manufacturing subsidiary and commenced production of ceramic capacitors and timing devices in Shanghai in fiscal 2001. In fiscal 2004, we established a sales company in Tianjin and started marketing our products made both in China and around the world through this company with expanded sales in China.

To expand this reporting segment business, we are pursuing the synergies with subsidiaries. AVX Corporation, which produces and markets ceramic capacitors, tantalum capacitors and other passive components for telecommunications and information equipment, has a global manufacturing and sales network. AVX Corporation is a major contributor to our Electronic Device Group sales and pursues synergies with development and manufacturing in our ceramic capacitor business. In our timing device business, Kyocera Corporation acquired Kinseki, Limited (currently Kyocera Kinseki Corporation, a consolidated subsidiary) through a share exchange in August 2003. The marketing division of Kyocera Kinseki Corporation was merged into the marketing division of the electronic components of Kyocera Corporation and the manufacturing division of crystal related components of Kyocera Corporation was transferred to Kyocera Kinseki Corporation through corporate splits to pursue synergies in development, manufacture and sales in April 2004.

(5) Telecommunications Equipment Group

This reporting segment includes CDMA mobile phone handsets, PDC mobile phone handsets and PHS-related products such as PHS handsets and base stations. These products are produced and distributed mainly for KDDI Corporation and WILLCOM, Inc., as well as for other Asian and U.S. telecommunication service providers. KDDI Corporation is a telecommunications service company, in which we made an equity investment when it was founded in 1984, when the telecommunications business, which had previously been monopolized by a national telephone company, was opened to private companies. KDDI Corporation and its subsidiaries are currently engaged in providing domestic and international telephone services and cellular services. WILLCOM, Inc., former DDI Pocket Inc., was established in February 2005, and provides PHS services. Our shareholder ratio in WILLCOM, Inc. is 30%.

One of our major areas in the Telecommunications Equipment Group is cellular handsets, and we focus on the CDMA mobile phone handsets. This technology has become one of the fastest growing mobile phone protocols. We acquired CDMA mobile phone handset business of Qualcomm Inc. and established Kyocera Wireless Corp., a wholly-owned subsidiary in February 2000.

In addition, we established a joint venture, Kyocera Zhenhua Communication Equipment Co., Ltd., which develops, manufactures, sells and provides after servicing for CDMA mobile phone handsets in Guiyang City in China in December 2001. It commenced production of CDMA mobile phone handsets for China in January 2002. We established Kyocera Wireless (INDIA) PVT. LTD., a subsidiary of developing software for CDMA mobile phone handsets in June 2003.

In May 2005, we decided to outsource the manufacturing division of Kyocera Wireless Corp. to Flextronics International Ltd., a leading provider of electronics manufacturing services. With regard to telecommunications equipment, we aim to become a leader in the CDMA market by pursuing a global marketing strategy with bases in Japan, the United States and China, and to optimize our global product development and production structure.

The other major area in the Telecommunications Equipment Group is the PHS-related business. We are expanding this business by cultivating new markets overseas. Specifically, we seek to expand sales of mobile PHS systems through the expansion of PHS mobile handsets and base stations in China. We are spreading this PHS system to other Asian countries as well as promoting new PHS mobile phone handsets and base stations which meet the high speed data transmission services offered in Japan. We also promote wireless Internet systems, which enable internet services to be used at broadband speed with wireless technology. By promoting these businesses in the appropriate markets, we expect to increase sales of PHS related products.

(6) Information Equipment Group

The major products in this reporting segment comprise page printers, digital copiers and multifunction products. Our products are marketed under the name of “ECOSYS” and have a long life cycle and cartridge-free technology utilizing our thin film products, amorphous silicon drums.

In April 2000, Kyocera Mita Corporation became our wholly-owned subsidiariy. Kyocera Corporation’s ECOSYS printer unit was merged into this subsidiary, enabling us to build a unified presence in the document solutions business. Further efficiencies have resulted from the merger of our printer and copier sales operations with those of Kyocera Mita Corporation. We have enhanced our product line through the standardization of engines between the printers and MFPs. We established a new plant, Kyocera Mita Office Equipment (Dongguan) Co., Ltd in Dongguan, China mainly to strengthen price competitiveness.

We expect strong demand for color printers, copiers and MFPs. We are focused on expanding our comprehensive color-capable product line up of printers, copiers and MFPs with more inexpensive running cost, as well as monochrome products.

(7) Optical Equipment Group

The major products in this reporting segment include optical modules and lenses. We plan to expand application of optical modules for projectors and bar code readers.

(8) Others

This reporting segment includes revenues from telecommunication network systems, financial services such as leasing and credit financing, office leasing, and other services in Japan and Asia. This segment also develops, manufactures and sells electronic component materials, electric insulators and synthetic resin molded parts.

Kyocera Leasing Co., Ltd. is principally involved in providing credit financing services and commercial leasing services for copiers, MFPs and other equipment.

Kyocera Communication Systems Co., Ltd. operates total telecommunications network system business, from system development to design, construction and maintenance services. Kyocera Communication Systems Co., Ltd. is also expanding its data center services for mobile content distribution services and IT solutions services for business users by developing new products featuring network services as well as system integration services.

Kyocera Chemical Corporation, which joined Kyocera in August 2002, mainly produces electronic component materials. We will develop new products by pursuing the synergies with fine chemical technologies and our components technologies such as the Electronic Device Group.

Sales and Distribution

Our products are marketed worldwide by our sales personnel, as well as through sales companies within our group, compensated solely on a commission basis, and by independent distributors. We have regional sales and design application personnel in strategic locations to provide technical and sales support for independent manufacturers’ representatives and independent distributors. We believe that this combination of distribution channels leads to a high level of market penetration and efficient coverage of our customers on a cost-effective basis.

Most of all our sales of the Fine Ceramic Parts Group, the Semiconductor Parts Group and the Electronic Device Group are made directly to manufacturers worldwide who incorporate them into their own products. However, cutting tools are sold to distributors and wholesalers. Jewelry sales are made mainly through direct sales shops and agencies in Japan. Sales of consumer solar energy products are made through direct sales shops, as well as through sales distributors. BIOCERAM (orthopedic and dental implants) are supplied through the distributors to dental clinics and hospitals. In the Telecommunications Equipment Group, our domestic sales of mobile handsets include sales to KDDI Corporation and PHS handsets to WILLCOM, Inc., and in addition we sell our mobile phone handsets to telecommunication providers directly in overseas markets. The Information Equipment Group markets products such as page printers, copiers and digital multifunctional products both in Japan and abroad under our brand name through distributors and wholesalers. In the Optical Equipment Group, optical modules for mobile phone handsets are marketed directly to mobile phone handset manufacturers. Financing and leasing services which are included in Others are provided to companies and individuals in Japan. Office renting and other services are provided to companies, mainly in Japan. Our telecommunication network engineering and data center services are provided directly to customers and users.

Domestic sales are made in the yen, while overseas sales are made in a variety of currencies, but predominantly in the U.S. dollars and Euro.

Sources and Availability of Raw Materials and Supplies

We purchase a variety of raw materials. The principal ones in terms of volume are alumina (a mineral substance produced from bauxite and from which aluminum is made), zircon, titania, silicon nitride, tungsten and tantalum, used for the products of the Fine Ceramic Parts Group, the Semiconductor Parts Group, the Applied Fine Ceramics Group and the Electronic Device Group. Each of these materials is subject to price volatility. In terms of costs, gold, which is primarily used in the production process for IC packages in the Semiconductor Parts Group is also subject to price volatility, and is the most significant raw material. Our policy is to protect ourselves from fluctuations in the price of gold by keeping a small gold inventory and by pricing products generally on a “gold adder” system so that customers pay for the gold contained in semiconductor parts at a rate which approximates our cost. Our main supplies are ICs, Liquid Crystals and Printed Circuit Board, used for the products of the Electronic Device Group, the Telecommunications Equipment Group and the Information Equipment Group, such as thin-film devices, mobile handsets, printers, copiers and optical instruments.

As we typically receive our supply of these raw materials and supplies from several large companies which we believe are reliable sources, we have not generally experienced, and we do not anticipate experiencing in the near future, any difficulty in obtaining raw materials or supplies, or in meeting fuel requirements. Although oil prices have risen recently, the increases have not materially affected our purchase price of certain oil-related supplies.

During fiscal 2006, no single supplier accounted for a significant portion of our consolidated purchases of raw materials and supplies. However, a number of components and sub-assemblies used in our products are sourced to sole source suppliers. These tend to be complex, precision components that are sometimes produced only by a limited number of suppliers or a single supplier that may own intellectual property related to the component or sub-assembly.

Patents and Licenses

Our success and competitive position depend on a number of significant patents, licenses and trade secrets relating to our manufacturing and sales processes and products. The following table sets forth information, as of March 31, 2006, with respect to our significant patents and license agreements.

(a)	License permitted to produce products

Counterparty	Country	Contents	Period

Qualcomm Incorporated	United States	License under patents regarding mobile phone	From August 31, 1996 to patent expiration

Interdigital Group	United States	License under patents regarding mobile phone	From July 1, 2004 to June 30, 2009

Openwave Systems Inc.	United States	Master Browser License regarding mobile phones using CDMA	From September 27, 2005 to September 27, 2006

Monotype Imaging	Japan	License under patents regarding font software	From June 1, 2001 to May 31, 2006

(b) License – cross agreements

Counterparty	Country	Contents	Period

Motorola, Inc.	United States	License under patents regarding mobile phone	From July 1, 2004 to June 30, 2009

Lucent Technologies International Sales Limited	United States	License under patents regarding mobile phone	From September 26, 2005 to December 31, 2009

Nokia Corporation	Finland	License under patents regarding mobile phone	From October 1, 2005 to September 30, 2008

Canon Incorporated	Japan	License under patents regarding electric photo printer	From April 1, 2002 to patent expiration

Competitive Position

(1) Fine Ceramic Parts Group

Products in this reporting segment are highly customized, and major customers are primarily secondary manufacturers who incorporate our products in their own products. Therefore, our competitive position largely depend on maintaining close contacts with, and being the first to meet the needs of, secondary manufacturers. We compete with different ceramic manufacturers depending on the product.

(2) Semiconductor Parts Group

In this reporting segment, our goal is to further strengthen our competitive position in both of ceramic and organic materials package business in the world market. To meet with latest technologies, we are strengthening our R&D activities to develop new applications for telecommunication areas such as wireless and optical communications. In the ceramic package field, surface mount device packages for electronic components are one example. We believe that we can maintain our market leadership in the area of ceramic packages and satisfy customer needs by applying our technological and managerial expertise.

In the organic package field, we are relatively a late comer and compete with plastic electronic device manufacturers. To strengthen our technological expertise and expand our business, we acquired the Surface Laminar Circuitry business of IBM Japan in September 2003 and established Kyocera SLC Technologies Corporation (KST). We integrated our management resources into KST in April 2004, and Kyocera SLC Components Corporation, a wholly owned subsidiary of KST established a new plant in Kyoto, Japan in June 2005. We aim to strengthen our organic material components business going forward by fully utilizing this new plant.

(3) Applied Ceramic Products Group

The awareness of the importance of environmental protection is evident worldwide. We are the third largest manufacturer of solar cells and modules in the world. To be a market leader in the solar energy business, we expanded out solar cell production line with 20MW capacity per month and established a new production plant of solar modules in Czech Republic during fiscal 2006. We are the major supplier of cutting tools, and our major application of cutting tools is for the automotive industry. Although we have a lot of global competitors, we introduced new facilities to handle new material processing and started a vertically integrated production. We intend to expand our market share on a global basis by utilizing its vertically integrated production line.

(4) Electronic Device Group

We are a unique electronic device manufacturer compared with our competitors which specialize in passive components. We produce not only passive components but also crystal related products, connectors and thin-film devices. In this reporting segment, one of our advantages is that we can supply a variety of components. However, the products in this reporting segment are largely standardized, so competition is based largely on price, quality and delivery time.

Kyocera is one of the major manufacturers of capacitors and timing devices. Most of our competitors in this reporting segment are Japanese manufacturers. However, AVX Corporation, a U.S. subsidiary, competes with overseas manufacturers in producing tantalum capacitors. Our thin-film products, such as thermal printheads, or amorphous silicon drums, are market-leading products in applications for printers and copiers.

We are also continuing to seek synergies within Kyocera and reduce costs in order to expand this business. We strive to optimize our development, production, and sales throughout our global network, to reduce manufacturing costs, and to enhance price competitiveness. Specifically, these goals can be achieved by maximizing our production capability of Chinese production bases.

(5) Telecommunications Equipment Group

In the Japanese market, our main competitors for mobile phone handsets are Japanese manufacturers despite overseas manufacturers just entered into the market. In the mobile phone handsets market outside Japan, Kyocera competes with U.S., European and Asian manufacturers. We are currently a middle-class supplier in terms of sales volume on a global CDMA handsets market. During fiscal 2006, Kyocera outsourced its CDMA handset production at Kyocera Wireless Corp. to Flextronics International Ltd. to reduce manufacturing costs and improve profitability. In terms of PHS-related products in Japan, our main competitors are Japanese manufacturers, and we directly compete with local manufacturers in China.

(6) Information Equipment Group

We compete with both Japanese and overseas manufacturers in the information equipment such as copiers, printers and multifunction products (MFPs). Our products are based on unique “ECOSYS” concept that provide longer lifecycle of engine and inexpensive operating costs, and realize non-cartridge systems by utilizing own highly durable amorphous silicon photoconductive drums. ECOSYS concept is widely used in our printers, copiers and MFPs as well as monochrome and color, low speed to high speed models.

(7) Optical Equipment Group

Japanese manufacturers are our main competitors for our camera modules for mobile phone handsets. We focus on introducing high-value-added smaller optical modules for mobile phone handsets with higher pixels by integrating our in-house lens design and technologies in production, electronic device as well as in semiconductor parts.

Government Regulation

There are some governmental regulations specifically applicable to industries in which Kyocera operates. However, we do not believe that such governmental regulations currently have material effects on Kyocera’s business.

C. Organizational Structure

We had 182 subsidiaries and affiliates as of March 31, 2006. Our management structure is based on a business segment structure. Therefore, the management of each segment is conducted uniformly regardless of whether our operations are conducted by the parent company or by one of our subsidiaries.

The following table sets forth information, as of March 31, 2006, with respect to our significant subsidiaries.

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
(1) Fine Ceramic Parts Group
Kyocera Industrial Ceramics Corporation	United States	100.00%	Manufacture and sale of fine ceramic-related products and sale of electronic devices
Kyocera Asia Pacific Pte. Ltd.	Singapore	100.00%	Sale of fine ceramic-related products and electronic devices
Kyocera Fineceramics GmbH	Germany	100.00%	Sale of fine ceramic-related products, thin-film devices and solar energy products

(2) Semiconductor Parts Group
Kyocera SLC Technologies Corporation	Japan	100.00%	Manufacture and sale of organic multilayer printed circuit board
Kyocera SLC Components Corporation	Japan	100.00%	Manufacture of organic multilayer printed circuit board
Kyocera America, Inc.	United States	100.00%	Manufacture and sale of semiconductor parts
Kyocera Mexicana, S.A. de C.V.	Mexico	100.00%	Manufacture of ceramic-related products and solar modules
Shanghai Kyocera Electronics Co., Ltd.	China	100.00%	Manufacture and sale of semiconductor parts and electronic devices

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
(3) Applied Ceramic Products Group
Kyocera Solar Corporation	Japan	100.00%	Sale of solar energy products
Japan Medical Materials Corporation	Japan	77.00%	Development, manufacture and sale of medical materials and equipment
Kyocera Solar, Inc.	United States	100.00%	Manufacture and sale of solar energy products
Kyocera Tycom Corporation	United States	100.00%	Manufacture and sale of micro drills
Kyocera (Tianjin) Solar Energy Co., Ltd.	China	90.00%	Manufacture of solar energy products
Kyocera Precision Tools Korea Co., Ltd.	Korea	90.00%	Manufacture and sale of cutting tools
Kyocera Solar Europe S.R.O.	Czech	100.00%	Manufacture of solar energy products

(4) Electronic Device Group
Kyocera Kinseki Corporation	Japan	100.00%	Manufacture and sale of electronic devices
Kyocera Elco Corporation	Japan	100.00%	Manufacture and sale of electronic devices
Kyocera Display Institute Co., Ltd.	Japan	100.00%	R&D of organic electro luminescence display
AVX Corporation	United States	70.73%	Manufacture and sale of electronic devices
Kyocera Elco Korea Co., Ltd.	Korea	100.00%	Manufacture and sale of electronic devices
Kyocera Elco Hong Kong Ltd.	Hong Kong	100.00%	Sale of electronic devices
Kyocera (Tianjin) Sales & Trading Corporation	China	90.00%	Sale of electronic devices, semiconductor parts and information equipment

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
(5) Telecommunications Equipment Group
Kyocera Wireless Corp.	United States	100.00%	Manufacture and sale of telecommunications equipment
Kyocera Wireless (India) PVT. Ltd.	India	100.00%	R&D of telecommunications equipment
Kyocera Telecommunications Research Corporation	United States	100.00%	R&D of telecommunications equipment
Kyocera Zhenhua Communication Equipment Co., Ltd.	China	70.00%	Manufacture and sale of telecommunications equipment

(6) Information Equipment Group
Kyocera Mita Corporation	Japan	100.00%	Manufacture and sale of information equipment
Kyocera Mita Japan Corporation	Japan	100.00%	Sale of information equipment
Kyocera Mita America, Inc.	United States	100.00%	Sale of information equipment
Kyocera Mita Office Equipment (Dongguan) Co., Ltd.	China	90.00%	Manufacture and sale of information equipment
Kyocera Mita Europe B.V.	Netherlands	100.00%	Sale of information equipment
Kyocera Mita Deutschland GmbH	Germany	100.00%	Sale of information equipment

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
(7) Optical Equipment Group
Kyocera Optec Co., Ltd.	Japan	100.00%	Manufacture and sale of optical equipment
Kyocera Yashica do Brasil Indústria e Comércio Ltda.	Brazil	100.00%	Manufacture and sale of optical equipment and cutting tools
Yashica Hong Kong, Co., Limited	Hong Kong	100.00%	Intermediary services as to sale of optical equipment
Universal Optical Industries, Ltd.	Hong Kong	100.00%	Manufacture and sale of optical equipment, cutting tools and thin-film devices
Dongguan Shilong Kyocera Optics Co., Ltd.	China	90.00%	Manufacture and sale of optical equipment, cutting tools and thin-film devices

(8) Others
Kyocera Leasing Company Limited	Japan	100.00%	Various leasing services, property management and financing services
Kyocera Communication Systems Co., Ltd.	Japan	76.30%	Provision of IT services
Kyocera Realty Development Co., Ltd.	Japan	100.00%	Real estate services
Hotel Kyocera Co., Ltd.	Japan	100.00%	Hotel management and operations
Hotel Princess Kyoto Co., Ltd.	Japan	100.00%	Hotel management and operations
Kyocera International Co., Ltd.	Japan	100.00%	Insurance and travel agency
Kyocera Chemical Corporation	Japan	100.00%	Manufacture and sale of electronic materials
Piazza Investment Co., Ltd.	Hong Kong	100.00%	Real estate leasing
Shanghai Kyocera Realty Development Co., Ltd.	China	100.00%	Real estate leasing

In addition to the above consolidated subsidiaries, Kyocera had 122 other consolidated subsidiaries as of March 31, 2006, including Kyocera International Inc., a wholly-owned U.S. subsidiary which is a holding company established to own Kyocera’s subsidiaries in North America. Kyocera also had interests in two subsidiaries accounted for by the equity method and 12 affiliates accounted for by the equity method as of March 31, 2006.

AVX Corporation, in our Electronic Device Group, is one of our most significant subsidiaries. Most of the electronic devices we produce for overseas sales are distributed by AVX Corporation by utilizing AVX Corporation’s wide range of marketing channels. In addition, we market passive components produced by AVX Corporation in the Japanese market. We also utilize AVX Corporation’s manufacturing process for ceramic capacitors to improve productivity and to enhance our competitiveness. In addition, AVX Corporation introduced our materials technologies into its ceramic capacitor production. We have been seeking better ways to cooperate in expanding our electronic device businesses. Currently, four of our directors are members of AVX Corporation’s board of directors and AVX Corporation’s chief executive officer is one of our directors. Within the Electronic Device Group, we have a close relationship with AVX Corporation in marketing, manufacturing, and research and development, and we are seeking and pursuing synergies to be a leading passive component manufacturer. AVX Corporation posted net income of $81,752 thousand in fiscal 2006, compared to $55,732 thousand in fiscal 2005, and its strong performance contributed significantly to Kyocera’s results of operations and financial condition for fiscal 2005 and 2006. See Item 5.A “Operating Results” of this Form 20-F.

D. Property, Plants and Equipment

Our manufacturing operations are conducted in Japan, the United States, Mexico, El Salvador, Brazil, the United Kingdom, Germany, France, the Czech Republic, Singapore, South Korea, Hong Kong, China, Taiwan, Malaysia, Israel, Thailand and Philippines. As of March 31, 2006, we had property, plants and equipment with a net book value of ¥285,346 million ($2,439 million). During the five years ended March 31, 2006, we invested a total of ¥303,629 million ($2,595 million) for additions to property, plants and equipment. Our property, plants and equipment are not subject to any material encumbrances or environmental issues.

The following table sets forth information, as of March 31, 2006, with respect to our manufacturing facilities with floor space of more than 100,000 square feet.

Name of Plant	Location	Status	Floor Space	Lease Expires	Principal Products Manufactured
			(in thousands of square feet)
Japan
Hokkaido Kitami Plant	Kitami, Hokkaido	Owned	295		Fine ceramic parts, mobile phone handsets
Fukushima Tanagura Plant	Higashi-Shirakawa, Fukushima	Owned	126		Telecommunications equipment
Koriyama Plant	Koriyama, Fukushima	Owned	192		Electronic parts and materials
Nagano Okaya Plant	Okaya, Nagano	Owned	384		Fine ceramic parts, Electronic components
Kawasaki Plant	Kawasaki, Kanagawa	Owned	163		Electronic parts and materials
Kawaguchi Plant	Kawaguchi, Saitama	Owned	298		Electronic parts and materials
Ise Plant	Ise, Mie	Owned	102		Solar modules
Tamaki Plant	Watarai, Mie	Owned	200		Non-cartridge printers and copiers, digital network multi function equipment
Shiga Gamo Plant	Higashi-Ohmi, Shiga	Owned	724		Fine ceramic parts, Semiconductor parts
Shiga Yokaichi Plant	Higashi-Ohmi, Shiga	Owned	1,417		Fine ceramic parts, Electronic components, Solar cells, Cutting tools
Hirakata Plant	Hirakata, Osaka	Owned	446		Non-cartridge printers and copiers, digital network multi function equipment
Kagoshima Sendai Plant	Satsuma-Sendai, Kagoshima	Owned	1,522		Fine ceramic parts, Semiconductor parts, Electronic components
Kagoshima Kokubu Plant	Kirishima, Kagoshima	Owned	2,090		Fine ceramic parts, Semiconductor parts, Electronic components
Kagoshima Hayato Plant	Kirishima, Kagoshima	Owned	278		Electronic components
Yamagata Higashine Plant	Higashine, Yamagata	Owned	379		Electronic components
Shiga Yasu Plant	Yasu, Shiga	Owned	146		Organic multilayer printed circuit boards
Ayabe Plant	Ayabe, Kyoto	Owned	291		Organic multilayer printed circuit boards

Name of Plant	Location	Status	Floor Space	Lease Expires	Principal Products Manufactured
			(in thousands of square feet)

United States
Balboa Plant	San Diego, California	Owned	300		Semiconductor parts
Mountain Home Plant	Mountain Home, North Carolina	Owned	134		Cutting tools
Myrtle Plant	Myrtle Beach, South Carolina	Owned	628		Electronic components
Olean Plant	Olean, New York	Owned	110		Electronic components
Raleigh Plant	Raleigh, North Carolina	Owned	206		Electronic components
South Carolina Plant	Fountain Inn, South Carolina	Owned	300		Non-cartridge printers and copiers, digital network multi function equipment

Mexico
Tijuana Plant	Tijuana	Owned	117		Semiconductor parts, Solar modules

El Salvador
San Salvador Plant	San Salvador	Owned	306		Electronic components

United Kingdom
Paignton Plant	Paignton, England	Owned	128		Electronic components
Coleraine Plant	Coleraine, Northern Ireland	Owned	185		Electronic components

Germany
Betzdorf Plant	Betzdorf	Owned	102		Electronic components

France
Saint-Apollinaire Plant	Saint-Apollinaire	Leased	321	2010	Electronic components

Czech Republic
Lanskroun Plant	Lanskroun	Leased	239	2017	Electronic components
Lanskroun Plant	Lanskroun	Owned	281		Electronic components
Uherske Hradiste Plant	Uherske Hradiste	Owned	319		Electronic components

Hong Kong
Hong Kong Plant	Hong Kong	Leased	183	2008	Non-cartridge printers and copiers, digital network multi function equipment

Name of Plant	Location	Status	Floor Space	Lease Expires	Principal Products Manufactured
			(in thousands of square feet)
China
Tianjin Plant	Tianjin	Owned	507		Electronic components
Shilong Plant	Dongguan, Canton	Leased	2,331	2020	Non-cartridge printers and copiers, digital network multi function equipment
Shilong Plant	Dongguan, Canton	Leased	156	2008	Non-cartridge printers and copiers, digital network multi function equipment
Shilong Plant	Dongguan, Canton	Leased	776	2016	Optical Equipment, Cutting tools
Shanghai Pudong Plant	Shanghai	Leased	863	2026	Semiconductor parts, Electronic components

Malaysia
Penang Plant	Penang	Owned	161		Electronic components

Singapore
Singapore Plant	Singapore	Owned	128		Electronic parts and materials

Thailand
Thailand Plant	Thailand	Owned	264		Electronic components

Philippines
Philippines Plant	Philippines	Owned	135		Electronic components

Item 4A. Unresolved Staff Comments

We are a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding our periodic reports under that Act not less than 180 days before the end of the fiscal year ended March 31, 2006 and which remain unresolved as of the date of the filing of this Form 20-F with the Commission.

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

Overview

Kyocera develops, produces and distributes various kinds of products globally for the telecommunications and information processing and environmental protection markets. Kyocera Corporation was established in 1959 as a manufacturer of ceramic parts for electronic equipment and has been expanding and diversifying its business mainly through active merger and acquisition activities, as well as applying its ceramic technologies to the areas of semiconductor parts, electronic components, telecommunication, metal processing, medical and dental implants and solar energy fields. Kyocera develops, produces and distributes a variety of parts and devices for electronic equipment such as computers, auto-mobiles, printers and copiers as well as consumer electronic products such as mobile phone handsets. Kyocera earns revenue and income and generates cash from sales of these products.

Kyocera divides its worldwide operations into eight reporting segments for its financial reporting purposes: the Fine Ceramic Parts Group, the Semiconductor Parts Group, the Applied Ceramic Products Group, the Electronic Device Group, the Telecommunications Equipment Group, the Information Equipment Group, the Optical Equipment Group and Others. Kyocera categorizes the Fine Ceramic Parts Group, the Semiconductor Parts Group, the Applied Ceramic Products Group and the Electronic Device Group into one main business referred to “the components business,” and also categorizes the Telecommunications Equipment Group, the Information Equipment Group and the Optical Equipment Group into another main business referred to “the equipment business.”

Kyocera’s revenue and profits mostly come through sales of products and providing services in the telecommunications and information processing markets. In the first quarter of fiscal 2006, the business environment was severe in the electronics industry, which is a key market for Kyocera, as recovery in demand was moderate while components prices declined significantly. Nonetheless, the business environment made an about-turn last summer. Not only has production of core digital consumer products such as mobile phone handsets, PCs and digital home appliances expanded remarkably, but demand for related electronic components also maintained an upward trend until the end of the fourth quarter of fiscal 2006.

In this market condition, consolidated net sales in fiscal 2006 remained roughly the same as in fiscal 2005, while profits increased due to a substantial improvement in the equipment business as a result of the positive effects of structural reforms.

Results of Operations

Fiscal 2006 compared with Fiscal 2005

The following table shows a summary of Kyocera’s results of operations for fiscal 2005 and fiscal 2006:

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,					Increase (Decrease)
	2005		2006
	Amount	%	Amount		%	%
Net sales	¥1,180,655	100.0	¥1,181,489	$10,098,197	100.0	0.1
Cost of sales	855,067	72.4	838,295	7,164,915	71.0	(2.0)

Gross profit	325,588	27.6	343,194	2,933,282	29.0	5.4
Selling, general and administrative expenses	224,620	19.0	239,987	2,051,171	20.3	6.8

Profit from operations	100,968	8.6	103,207	882,111	8.7	2.2
Interest and dividend income	6,396	0.5	8,968	76,650	0.8	40.2
Interest expense	(1,275)	(0.1)	(1,301)	(11,120)	(0.1)	—
Foreign currency transaction gains (losses), net	2,618	0.2	(316)	(2,701)	(0.0)	—
Equity in losses of affiliates and unconsolidated subsidiaries	(1,678)	(0.1)	(1,216)	(10,393)	(0.1)	—
Loss on impairment of investment in an affiliate	—	—	(3,492)	(29,846)	(0.3)	—
Gain on sale of investment in an affiliate	—	—	6,931	59,239	0.6	—
Gains on exchange for the shares	—	—	5,294	45,248	0.4	—
Other, net	501	0.0	3,313	28,316	0.3	561.3

	6,562	0.5	18,181	155,393	1.6	177.1

Income before income taxes and minority interests	107,530	9.1	121,388	1,037,504	10.3	12.9
Income taxes	58,480	4.9	47,303	404,299	4.0	(19.1)

Income before minority interests	49,050	4.2	74,085	633,205	6.3	51.0
Minority interests	(3,142)	(0.3)	(4,389)	(37,513)	(0.4)	—

Net income	¥45,908	3.9	¥69,696	$595,692	5.9	51.8

Net sales

Consolidated net sales in fiscal 2006 increased by ¥834 million ($7 million), or 0.1%, to ¥1,181,489 million ($10,098 million) compared with ¥1,180,655 million in fiscal 2005.

In the component business, demand for electronic equipment only showed a slight recovery in the first quarter of fiscal 2006, and performance was affected negatively by a considerable decline in component prices. In the equipment business, structural reforms of the mobile phone handset business at Kyocera Wireless Corp., a U.S. subsidiary, were conducted in the first half of fiscal 2006. At the same time, the camera business of the Optical Equipment Group was considerably reduced. As a result, consolidated net sales in the first half amounted to ¥545,258 million ($4,660 million).

On the other hand, production activities for core digital consumer equipment such as mobile phone handsets, PCs and digital home appliances expanded markedly from last summer. Furthermore, demand for electronic components remained high into the fourth quarter. In addition, the introduction of new mobile phone handsets and PHS-related products coupled with aggressive efforts in expanding sales of printers and digital- multifunction products led to a substantial increase in sales in the equipment business in the second half. Consequently, consolidated net sales in the second half were ¥636,231 million ($5,438 million), which showed a significant increase of ¥90,973 million ($778 million), or 16.7%, compared with the first half.

Consolidated net sales in the components business in fiscal 2006 increased by ¥23,272 million ($199 million), or 4.2%, compared with fiscal 2005. In particular, sales in the Applied Ceramic Products Group were strong throughout the year, notably solar energy products and cutting tools. Sales in the Applied Ceramic Products Group resulted in an increase of ¥23,676 million ($202 million), or 25.2%, compared with fiscal 2005.

Consolidated net sales in the equipment business decreased by ¥34,476 million ($295 million), or 6.5%, compared with fiscal 2005. Sales in the Telecommunications Equipment Group and the Optical Equipment Group declined by ¥21,883 million ($187 million) and ¥20,829 million ($178 million), or 8.7% and 58.2%, respectively, compared with fiscal 2005, due to continued structural reforms.

A detailed analysis and discussion of Kyocera’s net sales by the reporting and the geographic segments are as follows:

Net sales by reporting segment

The following table shows a breakdown of Kyocera’s total consolidated net sales for fiscal 2005 and fiscal 2006 by the eight reporting segments:

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,					Increase (Decrease)
	2005		2006
	Amount	%	Amount		%	%
Fine Ceramic Parts Group	¥73,711	6.2	¥69,373	$592,932	5.9	(5.9)
Semiconductor Parts Group	127,960	10.8	135,299	1,156,402	11.4	5.7
Applied Ceramic Products Group	93,879	8.0	117,555	1,004,744	9.9	25.2
Electronic Device Group	262,997	22.3	259,592	2,218,735	22.0	(1.3)
Telecommunications Equipment Group	250,918	21.3	229,035	1,957,564	19.4	(8.7)
Information Equipment Group	241,145	20.4	249,381	2,131,461	21.1	3.4
Optical Equipment Group	35,776	3.0	14,947	127,752	1.3	(58.2)
Others	118,040	10.0	124,974	1,068,154	10.6	5.9
Adjustments and eliminations	(23,771)	(2.0)	(18,667)	(159,547)	(1.6)	—

	¥1,180,655	100.0	¥1,181,489	$10,098,197	100.0	0.1

(1) Fine Ceramic Parts Group

Sales in this reporting segment in fiscal 2006 decreased by ¥4,338 million ($37 million), or 5.9%, to ¥69,373 million ($593 million) compared with ¥73,711 million in fiscal 2005. This decrease was due to less demand for ceramic parts used in semiconductor fabrication equipment than in fiscal 2005, and to decreased sales of sapphire products for LCD projectors resulting from intensified market competition with other substitute materials.

(2) Semiconductor Parts Group

Sales in this reporting segment increased by ¥7,339 million ($63 million), or 5.7%, to ¥135,299 million ($1,156 million) compared with ¥127,960 million in fiscal 2005. Demand for ceramic packages for digital consumer products such as mobile phone handsets and digital cameras recovered in the second half. Furthermore, sales of organic packages for servers and digital consumer products increased. Approximately 85% of sales in this reporting segment were sales of ceramic packages.

(3) Applied Ceramic Products Group

Sales in this reporting segment increased by ¥23,676 million ($202 million), or 25.2%, to ¥117,555 million ($1,005 million) compared with ¥93,879 million in fiscal 2005. This increase was due to strong sales growth recorded in the solar energy business amid an expanding global market spurred by rising environmental awareness. Sales of cutting tools also grew due to healthy production activity in the automobile industry.

(4) Electronic Device Group

Sales in this reporting segment decreased by ¥3,405 million ($29 million), or 1.3%, to ¥259,592 million ($2,219 million) compared with ¥262,997 million in fiscal 2005. Components demand for digital consumer products such as mobile phone handsets started to recover last summer. However, this was insufficient to compensate for a decline in sales in the first half of fiscal 2006, mainly due to slow sales of thin-film devices resulting from decreased demand for LCDs for mobile phone handsets and crystal related components for digital still cameras and mobile phone handsets. However sales at AVX Corporation, a key subsidiary in this reporting segment, grew steadily, especially in the digital consumer equipment and telecommunications equipment markets.

(5) Telecommunications Equipment Group

Sales in this reporting segment decreased by ¥21,883 million ($187 million), or 8.7%, to ¥229,035 million ($1,958 million) compared with ¥250,918 million in fiscal 2005. Although domestic sales of new mobile phone handsets and PHS handsets were strong, overseas sales of mobile phone handsets decreased as Kyocera Wireless Corp. was in the process of executing structural reforms in the first half of fiscal 2006. Slow overseas sales of PHS-related products also contributed to the decrease.

(6) Information Equipment Group

Sales in this reporting segment increased by ¥8,236 million ($70 million), or 3.4%, to ¥249,381 million ($2,131 million) compared with ¥241,145 million in fiscal 2005. This increase reflected the introduction of new printers and digital multifunction products and encouraged sales activities, which contributed to higher sales volume.

(7) Optical Equipment Group

Sales in this reporting segment decreased by ¥20,829 million ($178 million), or 58.2%, to ¥14,947 million ($128 million) compared with ¥35,776 million in fiscal 2005. The main reason for the considerable decrease was the withdrawal from the digital still camera business as a result of the structural reform of Kyocera’s camera business in fiscal 2005.

(8)	Others

Sales in this reporting segment increased by ¥6,934 million ($59 million), or 5.9%, to ¥124,974 million ($1,068 million) compared with ¥118,040 million in fiscal 2005. The increase was due in part to strong sales recorded in the telecommunications engineering business of Kyocera Communication Systems Co., Ltd. Sales at a subsidiary of Kyocera Communication Systems Co., Ltd., which was newly consolidated in fiscal 2005, also contributed to the overall increase in sales. However, sales of Kyocera Chemical Corporation decreased compared with fiscal 2005 due to slow sales of molding products and flexible print boards.

Net Sales by geographic segment

The following table shows a breakdown of Kyocera’s total consolidated net sales for fiscal 2005 and fiscal 2006, distinguishing between domestic and overseas sales and, in respect of overseas sales, showing the geographical areas in which such sales were made:

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,					Increase (Decrease)
	2005		2006
	Amount	%	Amount		%	%
Japan	¥472,417	40.0	¥474,980	$4,059,658	40.2	0.5
United States of America	248,333	21.0	253,696	2,168,342	21.5	2.2
Asia	203,848	17.3	198,731	1,698,556	16.8	(2.5)
Europe	175,850	14.9	184,351	1,575,650	15.6	4.8
Others	80,207	6.8	69,731	595,991	5.9	(13.1)

	¥1,180,655	100.0	¥1,181,489	$10,098,197	100.0	0.1

Sales in Japan, which comprised 40.2% of consolidated net sales, increased by ¥2,563 million ($22 million), or 0.5%, to ¥474,980 million ($4,060 million) compared with ¥472,417 million in fiscal 2005 due to sales growth in solar energy products, mobile phone handsets and PHS-related products. Overseas sales, which comprised 59.8% of consolidated net sales, decreased by ¥1,729 million ($15 million), or 0.2%, to ¥706,509 million ($6,039 million) compared with ¥708,238 million in fiscal 2005 due primarily to decreased sales in the Telecommunications Equipment Group.

Since almost all overseas sales were denominated in the U.S. dollars or Euro, the depreciation of the yen against these currencies during fiscal 2006 increased consolidated net sales by approximately ¥32.2 billion ($275 million) compared with fiscal 2005 after translation into the yen.

An increase in sales in Japan was attributed to the strong growth in solar energy products, mobile phone handsets and PHS-related products, combined with steady sales growth in the telecommunications engineering business of Kyocera Communication Systems Co., Ltd., which is based in Japan.

Sales in the United States increased by ¥5,363 million ($46 million), or 2.2%, to ¥253,696 million ($2,168 million) compared with ¥248,333 million in fiscal 2005. Although sales in the Telecommunications Equipment Group in the United States declined due to continued structural reforms at Kyocera Wireless Corp., sales in the Electronic Device Group, the solar energy business and the Information Equipment Group increased.

Sales in Asia decreased by ¥5,117 million ($44 million), or 2.5%, to ¥198,731 million ($1,699 million) compared with ¥203,848 million in fiscal 2005. Although sales in solar energy business and cutting tools business in the Applied Ceramic Products Group and sales in the Electronic Group grew, sales in the Telecommunications Equipment Group, especially mobile phone handsets, decreased.

Sales in Europe increased by ¥8,501 million ($73 million), or 4.8%, to ¥184,351 million ($1,576 million) compared with ¥175,850 million in fiscal 2005 due mainly to growth in the solar energy business amid continued market expansion.

Sales in Others decreased by ¥10,476 million ($90 million), or 13.1%, to ¥69,731 million ($596 million) compared with ¥80,207 million in fiscal 2005 due to decreased sales of the Telecommunications Equipment Group in Latin America, particularly mobile phone handsets.

Cost of sales and gross profit

In fiscal 2006, cost of sales decreased by ¥16,772 million ($143 million), or 2.0%, to ¥838,295 million ($7,165 million) from ¥855,067 million in fiscal 2005. Raw material costs of ¥345,309 million ($2,951 million) accounted for 41.2%, and labor costs of ¥156,363 million ($1,336 million) accounted for 18.7% of this total. The ratio of cost of sales to net sales was 71.0%, a decrease of 1.4 points compared with 72.4% in fiscal 2005. In fiscal 2005, Kyocera recorded ¥5,421 million of one time expenses in line with structural reforms in the Telecommunications Equipment Group and the Optical Equipment Group. Cost of sales in fiscal 2006 decreased due mainly to outsourcing the manufacture of mobile phone handsets at Kyocera Wireless Corp. to Flextronics International Ltd., a leading provider of electronics manufacturing services, in the Telecommunications Equipment Group and to significantly downsizing of the camera business in the Optical Equipment Group.

As a result, gross profit increased by ¥17,606 million ($150 million), or 5.4%, in fiscal 2006 to ¥343,194 million ($2,933 million) from ¥325,588 million in fiscal 2005. The gross profit ratio increased by 1.4 points from 27.6% to 29.0%.

SG&A expenses and profit from operations

Selling, general and administrative (SG&A) expenses in fiscal 2006 increased by ¥15,367 million ($131 million), or 6.8%, to ¥239,987 million ($2,051 million) compared with ¥224,620 million in fiscal 2005. Labor cost was ¥115,370 million ($986 million), or 48.1% of total SG&A expenses, and sales promotion and advertising cost was ¥38,274 million ($327 million), or 15.9% of total SG&A expenses. The proportion of SG&A expenses to net sales rose by 1.3 points to 20.3% in fiscal 2006 compared with 19.0% in fiscal 2005. The increase in SG&A expenses in fiscal 2006 reflected an increase in costs associated with aggressive R&D activities for new businesses and new products. As a result, profit from operations increased by ¥2,239 million ($19 million), or 2.2%, to ¥103,207 million ($882 million) compared with ¥100,968 million in fiscal 2005. The operating margin rose by 0.1 point to 8.7% in fiscal 2006 compared with 8.6% in fiscal 2005.

Interest and dividend income

Interest and dividend income in fiscal 2006 increased by ¥2,572 million ($22 million), or 40.2%, to ¥8,968 million ($77 million) compared with ¥6,396 million in fiscal 2005. This was mainly due to an increase in dividend income from KDDI Corporation and favorable fund management results at AVX Corporation. Kyocera has an investment policy aimed at low risk, stability and liquidity, and does not typically invest in high-risk financial instruments only for pursuing profits.

Interest expense

Interest expense in fiscal 2006 increased by ¥26 million ($0 million), or 2.0%, to ¥1,301 million ($11 million) compared with ¥1,275 million in fiscal 2005. Though interest rates in the Japanese financial market were on a slight upward trend, there was not material impact on interest expense.

Foreign currency translation

During fiscal 2006, the yen depreciated by ¥5, or 4.6%, against the U.S. dollar and depreciated by ¥3, or 2.2%, against Euro compared with fiscal 2005, respectively. At March 31, 2006, the yen depreciated by ¥10, or 9.3%, against the U.S. dollar and depreciated by ¥4, or 2.9%, against Euro compared with at March 31, 2005, respectively. Kyocera recorded foreign currency transaction losses of ¥316 million ($3 million) in fiscal 2006.

Kyocera typically enters into forward exchange contracts to minimize currency exchange risks on foreign currency denominated receivables and payables. Kyocera confines its use of derivative financial instruments to the hedging of its foreign exchange exposures, and does not utilize derivative transactions for trading purposes.

Gains and losses from investments

In fiscal 2006, Kyocera’s earnings or losses on equity method investments resulted in losses of ¥1,216 million ($10 million), a decrease of ¥462 million ($4 million) compared with losses of ¥1,678 million in fiscal 2005.

Kyocera’s equity in earnings or losses of affiliates and unconsolidated subsidiaries in fiscal 2006 was derived mainly from interests in WILLCOM, Inc. Kyocera Corporation owns a 30% interest in WILLCOM, Inc., which operates a PHS service. Kyocera Corporation accounted for this investment using the equity method. Net losses at WILLCOM, Inc. decreased compared with fiscal 2005 due to one time expenses related to the business acquisition in fiscal 2005. As a result, Kyocera’s loss on its equity method investment decreased.

Kyocera Corporation owned a 36.02% interest in Taito Corporation, a major affiliate which operates in the electric amusement business and accounted for by the equity method. On September 28, 2005, Kyocera Corporation sold its entire holding of shares of Taito Corporation in a tender offer bid for the shares of Taito Corporation by Square Enix Co., Ltd., a Japanese game software developer. As a result of this sale of the shares of Taito Corporation, Kyocera recorded a gain on sales of investment in an affiliate of ¥6,931 million ($59 million).

Kyocera Mita Corporation owns a 30% interest in Triumph-Adler AG Group, a distributor of office equipment and accounted for its investment by the equity method. Kyocera recognized loss on impairment of investment in an affiliate of ¥3,492 million ($30 million) due to an extended decline in its market value in fiscal 2006.

Following the merger of Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc., on October 1, 2005, Kyocera’s shares of UFJ Holdings, Inc. were exchanged for the shares of the new company, Mitsubishi UFJ Financial Group, Inc. As a result of this share exchange, Kyocera recorded a gain of ¥5,281 million ($45 million) in the third quarter of fiscal 2006.

Income before income taxes

The Applied Ceramic Products Group, especially the solar energy business, recorded higher sales, although sales in the Electronics Device Group significantly declined in the first half. As a result, operating profit in the components business decreased compared with fiscal 2005. In contrast, operating profit in the equipment business increased compared with fiscal 2005. The increase in operating profit reflected benefits of structural reforms in the Optical Equipment Group and the Telecommunication Equipment Group in fiscal 2005. Consequently, income before income taxes increased by ¥13,858 million ($118 million), or 12.9%, to ¥121,388 million ($1,038 million) compared with ¥107,530 million in fiscal 2005.

Operating profit by reporting segment

The following table shows a breakdown of Kyocera’s consolidated income before income taxes, and operating profit for fiscal 2005 and fiscal 2006 by the eight reporting segments:

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,			Increase (Decrease)
	2005	2006
	Amount	Amount		%
Fine Ceramic Parts Group	¥11,535	¥11,014	$94,137	(4.5)
Semiconductor Parts Group	17,550	17,742	151,641	1.1
Applied Ceramic Products Group	17,129	21,876	186,974	27.7
Electronic Device Group	35,406	27,170	232,222	(23.3)
Telecommunications Equipment Group	(14,918)	(1,706)	(14,581)	—
Information Equipment Group	36,186	26,412	225,744	(27.0)
Optical Equipment Group	(15,387)	(5,774)	(49,350)	—
Others	13,019	12,560	107,350	(3.5)

	100,520	109,294	934,137	8.7
Corporate	8,683	13,358	114,171	53.8
Equity in losses of affiliates and unconsolidated subsidiaries	(1,678)	(1,216)	(10,393)	—
Adjustments and eliminations	5	(48)	(411)	—

Income before income taxes	¥107,530	¥121,388	$1,037,504	12.9

(1) Fine Ceramic Parts Group

Operating profit in this reporting segment decreased by ¥521 million ($4 million), or 4.5%, to ¥11,014 million ($94 million) compared with ¥11,535 million in fiscal 2005. This was primarily due to the decrease in sales of parts for semiconductor fabrication equipment and sapphire products for LCD projectors, the core products in this reporting segment.

(2) Semiconductor Parts Group

Operating profit in this reporting segment increased by ¥192 million ($2 million), or 1.1%, to ¥17,742 million ($152 million) compared with ¥17,550 million in fiscal 2005. Operating profit was impacted by an increase in depreciation costs combined with capital expenditures of ¥24,136 million ($206 million) geared towards business expansion, including the construction of a new plant for organic packages. Profit from increased sales of ceramic packages, however, led to a slight increase in overall operating profit in this reporting segment.

(3) Applied Ceramic Products Group

Operating profit in this reporting segment increased by ¥4,747 million ($41 million), or 27.7%, to ¥21,876 million ($187 million) compared with ¥17,129 million in fiscal 2005. Increased sales and enhanced productivity of solar energy business and cutting tools business, core areas in this reporting segment, led to an increase in operating profit. In particular, effective utilization of four production bases located globally enhanced productivity and led to a significant increase in profit in the solar energy business, despite a trend of increases in raw material costs.

(4) Electronic Device Group

Operating profit in this reporting segment decreased by ¥8,236 million ($70 million), or 23.3%, to ¥27,170 million ($232 million) compared with ¥35,406 million in fiscal 2005. Component demand for digital consumer products began to recover last summer, which contributed to a marked improvement in operating profit in the second half. Nonetheless, a decline in demand for thin-film devices combined with stagnant demand and declining unit prices, especially in components for mobile phone handsets in the first half which contributed to the decrease in operating profit.

(5) Telecommunications Equipment Group

Operating loss in this reporting segment improved significantly by ¥13,212 million ($113 million) to ¥1,706 million ($15 million) compared with ¥14,918 million in fiscal 2005. Despite a one time expense of approximately ¥3.1 billion ($26 million) recorded in fiscal 2006 in line with structural reforms at Kyocera Wireless Corp. that included the transfer of mobile phone handsets manufacturing operations to Flextronics International Ltd., operating profits from sales of mobile phone handsets and PHS handsets in the domestic market increased.

(6) Information Equipment Group

Operating profit in this reporting segment decreased by ¥9,774 million ($ 84 million), or 27.0%, to ¥26,412 million ($226 million) compared with ¥36,186 million in fiscal 2005. This was due mainly to a decline in product prices amid intensified global market competition and increased development costs for color printers and digital multifunction products equipped with solutions for business expansion. R&D expenses in this reporting segment increased by ¥3,146 million ($27 million) compared with fiscal 2005.

(7) Optical Equipment Group

Operating loss in this reporting segment improved by ¥9,613 million ($82 million) to ¥5,774 million ($49 million) compared with ¥15,387 million in fiscal 2005. The downsizing of the camera business, which included the withdrawal of the digital camera business, led to the reduction in operating loss.

(8) Others

Operating profit in this reporting segment decreased by ¥459 million ($4 million), or 3.5%, to ¥12,560 million ($107 million) compared with ¥13,019 million in fiscal 2005. This was due mainly to a decline in sales at Kyocera Chemical Corporation.

(9) Corporate

Corporate income and losses constitute income and expenses related to the provision of management-related services by Kyocera’s head office to each reporting segment, together with any profit-and-loss items that management judges not to belong within the above reporting segments, such as gains or losses on valuation of investment securities. Corporate income increased by ¥4,675 million ($40 million), or 53.8%, to ¥13,358 million ($114 million) compared with ¥8,683 million in fiscal 2005. Interest and dividends were the main contributors. In addition, income in fiscal 2006 included a gain of ¥6,931 million ($59 million) through the sale of all of Kyocera’s shares of Taito Corporation, a gain of ¥5,281 million ($45 million) on shares of UFJ Holdings, Inc. in connection with the exchange of shares for the shares of Mitsubishi UFJ Financial Group, Inc. and a loss of ¥3,492 million ($30 million) on impairment of the investment in Triumph-Adler AG Group, an affiliate of Kyocera Mita Corporation. As a result, corporate gain increased compared with fiscal 2005.

Taxes

Current and deferred income taxes in fiscal 2006 decreased by ¥11,177 million ($96 million), or 19.1%, to ¥47,303 million ($404 million) compared with ¥58,480 million in fiscal 2005. The effective tax rate of 39.0% in fiscal 2006 was 15.4 points lower than 54.4% in fiscal 2005. The amount of income taxes in fiscal 2005 included the additional income taxes of ¥12,748 million by receiving a notice of tax assessment based on transfer pricing adjustments from the Osaka Regional Tax Bureau stating that, in the Bureau’s judgment, allocation of profit earned from transfers of products between Kyocera Corporation and its overseas subsidiaries was not appropriate from fiscal 1999 to fiscal 2003.

Minority interests

Kyocera’s minority interests are principally related to AVX Corporation, which accounted for approximately 30% of all minority ownership interests. Minority interests increased by ¥1,247 million ($11 million) to ¥4,389 million ($38 million) in fiscal 2006 compared with ¥3,142 million in fiscal 2005. This was mainly due to a large increase in net income at AVX Corporation.

Structural reforms

In the Telecommunications Equipment Group, Kyocera transferred production location of Kyocera Wireless Corp. to Mexico in fiscal 2005. The purpose of this move is to reduce costs in response to cost competition from rival companies. Kyocera recorded ¥503 million as headcount reduction costs related to this transfer of production.

In fiscal 2006, Kyocera outsourced the manufacture of mobile phone handsets of Kyocera Wireless Corp., and sold its manufacturing equipment and inventories to Flextronics International Ltd, a leading provider of electronics manufacturing services. Kyocera Wireless Corp. reduced its manufacturing costs significantly and improved its profitability by taking cost-down activities upon its procurements of parts and materials through a strong promotion of the outsourcing to Flextronics International Ltd., and by making fixed costs related to the manufacturing of mobile phone handsets into variable costs. Kyocera Wireless Corp. also focused its business operation on specializing in the research, development, sales and marketing of mobile phone handsets.

In the Optical Equipment Group, structural reform was focused on downsizing the camera business. Since the acquisition of Yashica Co., Ltd. in 1983, Kyocera advanced its optical equipment business centered on the camera business under the CONTAX, KYOCERA and YASHICA brands. With the shift from still to digital cameras in the camera market in 2004, Kyocera pushed ahead with the production and sale of digital cameras best suited to consumer needs. The digital camera market has expanded considerably on a global scale, however, and because the optical equipment business was unable to achieve sufficient cost reductions to counter the ensuing intense cost competition with competitors, it was forced into a difficult business situation. As a result of extensive investigation into how to effectively utilize management resources under the policies of “business selection and concentration” and “high-value-added diversification,” Kyocera started to downsize the Optical Equipment Group in fiscal 2005. As part of the program to scale back this business, Kyocera closed two overseas sales companies, Yashica Kyocera GmbH Group and Kyocera Optics Inc., during fiscal 2005. Costs associated with the closure of two overseas sales companies amounted to ¥3,285 million, including expenses mainly related to headcount reductions. In addition to the closure of overseas sales companies, a further ¥3,581 million of one time charge in fiscal 2005 was spent to downsize the domestic camera business. This included the implementation of sales promotions to reduce inventory. During fiscal 2006, Kyocera completed its downsizing of the digital camera business.

Receipt of a notice of tax assessment based on transfer pricing adjustments and filing complaint against it

On March 28, 2005, Kyocera Corporation received a notice of tax assessment based on transfer pricing adjustments from the Osaka Regional Tax Bureau stating that, in the Bureau’s judgment, allocation of profit earned from the transfer of products between Kyocera Corporation and its overseas subsidiaries was not appropriate for the five years from fiscal 1999 through fiscal 2003. The notice indicated that income should be adjusted upwards by ¥24,394 million and that resultant additional tax, including local taxes, etc., amounted to ¥12,748 million. On May 24, 2005, Kyocera Corporation filed a complaint against the tax assessment based on transfer pricing adjustments with the Osaka Regional Tax Bureau. Although the final resolution of the proposed tax assessment is not certain, management believes the ultimate disposition of this matter will not have a material impact on the results of operations.

Investment in WILLCOM, Inc. in fiscal 2005

On June 21, 2004, the Carlyle Group, Kyocera, KDDI Corporation and DDI Pocket Inc. reached an agreement that a consortium of the Carlyle Group, Kyocera and KDDI Corporation would acquire the business of DDI Pocket Inc., a subsidiary of KDDI Corporation. Under the agreement, the company that succeeds DDI Pocket’s business, the name of which was changed to WILLCOM, Inc. in February 2005, was invested 30% by Kyocera. In cooperation with WILLCOM, Inc., Kyocera will endeavor to expand sales in its PHS-related business by carving out new markets in Japan as well as overseas.

Establishment of Japan Medical Materials Corporation in fiscal 2005

On May 21, 2004, Kyocera reached an agreement with Kobe Steel, Ltd. to merge the medical material operations of both companies into a successor company, Japan Medical Materials Corporation, which was established on September 1, 2004. As a dedicated manufacturer of medical materials, the successor company is expected to benefit from the integration of the specialized expertise of Kyocera and Kobe Steel, Ltd in material processing technologies, while maximizing synergies by integrating development, production and marketing divisions. It also seeks to expand its business worldwide.

Fiscal 2005 compared with Fiscal 2004

The following table shows a summery of Kyocera’s results of operations for fiscal 2004 and fiscal 2005:

	(Yen in millions)
	Years ended March 31,				Increase
	2004		2005		(Decrease)
	Amount	%	Amount	%	%
Net sales	¥1,140,814	100.0	¥1,180,655	100.0	3.5
Cost of sales	860,224	75.4	855,067	72.4	(0.6)

Gross profit	280,590	24.6	325,588	27.6	16.0
Selling, general and administrative expenses	171,628	15.0	224,620	19.0	30.9

Profit from operations	108,962	9.6	100,968	8.6	(7.3)
Interest and dividend income	4,883	0.4	6,396	0.5	31.0
Interest expense	(1,286)	(0.1)	(1,275)	(0.1)	—
Foreign currency transaction (losses) gains, net	(1,546)	(0.1)	2,618	0.2	—
Equity in earnings (losses) of affiliates and unconsolidated subsidiaries	2,575	0.2	(1,678)	(0.1)	—
Losses on impairment of investment securities	(1,030)	(0.1)	(132)	(0.0)	—
Other, net	2,482	0.2	633	0.0	(74.5)

	6,078	0.5	6,562	0.5	8.0

Income before income taxes and minority interests	115,040	10.1	107,530	9.1	(6.5)
Income taxes	50,310	4.4	58,480	4.9	16.2

Income before minority interests	64,730	5.7	49,050	4.2	(24.2)
Minority interests	3,356	0.3	(3,142)	(0.3)	—

Net income	¥68,086	6.0	¥45,908	3.9	(32.6)

Net sales

In fiscal 2005, Kyocera’s net sales increased by ¥39,841 million, or 3.5%, to ¥1,180,655 million compared with ¥1,140,814 million in fiscal 2004.

The increase in net sales was due mainly to growth in demand for major components used in mobile phone handsets, computer-related equipment and digital consumer products, which boosted revenues from sales in the Fine Ceramic Parts Group, the Semiconductor Parts Group and the Electronic Device Group in the first half of fiscal 2005. The business environment in the second half of fiscal 2005 changed considerably from the first half of fiscal 2005. Components demand for mobile phone handsets and digital consumer products slowed down, due to stagnant demand after the Olympic Games and production adjustment for reducing inventories by set manufacturers in the second half of fiscal 2005. Total sales in the Fine Ceramic Parts Group, the Semiconductor Parts Group and the Electronic Device Group amounted to ¥217,810 million in the second half of fiscal 2005, a decrease of ¥29,048 million or 11.8%, compared with ¥246,858 million in the first half of fiscal 2005. Full-year sales of these reporting segments increased by ¥30,220 million, or 7.0%, to ¥464,668 million compared with ¥434,448 million in fiscal 2004.

Sales in the Applied Ceramic Products Group and the Information Equipment Group rose by contributions of new products through the year. Sales in the Applied Ceramic Products Group increased by ¥15,592 million, or 19.9% and sales in the Information Equipment Group increase by ¥26,953 million, or 12.6%, respectively. Conversely, revenue from the Telecommunications Equipment Group in fiscal 2005 decreased by ¥51,869 million, or 17.1% compared with fiscal 2004, due to a delayed release of new CDMA mobile phone handsets to the North American market and stagnant demand for PHS-related products caused by inventory reductions in China.

A detailed analysis and discussion of Kyocera’s net sales by the reporting and the geographic segments are as follows:

Net sales by reporting segment

The following table shows a breakdown of Kyocera’s total consolidated net sales for fiscal 2004 and fiscal 2005 by the eight reporting segments:

	(Yen in millions)
	Years ended March 31,				Increase
	2004		2005		(Decrease)
	Amount	%	Amount	%	%
Fine Ceramic Parts Group	¥68,758	6.0	¥73,711	6.2	7.2
Semiconductor Parts Group	108,784	9.5	127,960	10.8	17.6
Applied Ceramic Products Group	78,287	6.9	93,879	8.0	19.9
Electronic Device Group	256,906	22.5	262,997	22.3	2.4
Telecommunications Equipment Group	302,787	26.5	250,918	21.3	(17.1)
Information Equipment Group	214,192	18.8	241,145	20.4	12.6
Optical Equipment Group	29,297	2.6	35,776	3.0	22.1
Others	100,505	8.8	118,040	10.0	17.4
Adjustments and eliminations	(18,702)	(1.6)	(23,771)	(2.0)	—

	¥1,140,814	100.0	¥1,180,655	100.0	3.5

(1) Fine Ceramic Parts Group

Sales in this reporting segment increased by ¥4,953 million, or 7.2%, to ¥73,711 million compared with ¥68,758 million in fiscal 2004. In particular, components demand for semiconductor and LCD fabrication equipment and sapphire substrates for LEDs grew favorably.

(2) Semiconductor Parts Group

Sales in this reporting segment increased by ¥19,176 million, or 17.6%, to ¥127,960 million compared with ¥108,784 million in fiscal 2004. Sales of ceramic packages and organic packages used in mobile phone handsets and digital consumer products rose.

(3) Applied Ceramic Products Group

Sales in this reporting segment increased by ¥15,592 million, or 19.9%, to ¥93,879 million compared with ¥78,287 million in fiscal 2004. Sales of solar modules and solar power generation systems expanded in Europe and Japan. Sales of cutting tools for automotive industry also grew.

(4) Electronic Device Group

Sales in this reporting segment increased by ¥6,091 million, or 2.4%, to ¥262,997 million compared with ¥256,906 million in fiscal 2004. A full year sales contribution from Kyocera Kinseki Corporation resulted in an increase in sales in this reporting segment. Sales of thin-film devices also expanded considerably, as sales grew for LCDs both in Japan and overseas and for thermal printheads for digital photo printers. In addition, sales at AVX Corporation, which account for approximately 53% of the net sales in this reporting segment, and at Kyocera Kinseki Corporation, grew steadily, supported by strong demand for digital consumer products through more active market environment for the electronic industry in the first half of fiscal 2005.

(5) Telecommunications Equipment Group

Sales in this reporting segment decreased by ¥51,869 million, or 17.1%, to ¥250,918 million compared with ¥302,787 million in fiscal 2004. Sales of mobile phone handsets decreased both in Japan and overseas. Sales at Kyocera Wireless Corp. declined due to a delayed launch of new CDMA handsets in the United States and intensified price competition of mobile phone handsets. Sales of mobile phone handsets in Japan also decreased, due to the delayed introduction of new models and negative impact of inventory reduction by a PDC carrier. Sales of PHS-related products dropped due to inventory reduction in China.

(6) Information Equipment Group

Sales in this reporting segment increased by ¥26,953 million, or 12.6%, to ¥241,145 million compared with ¥214,192 million in fiscal 2004. This increase was due to expanded sales of mid- and high-speed digital MFPs and the sales contribution of new models, such as low- and mid- speed models in Europe.

(7) Optical Equipment Group

Sales in this reporting segment increased by ¥6,479 million, or 22.1%, to ¥35,776 million compared with ¥29,297 million in fiscal 2004. In this reporting segment, Kyocera decided to downsize the camera business and focus on the optical components business. As a result, sales of digital still cameras dropped. However, sales of optical modules used in mobile phone handsets contributed to sales for the first time, which resulted in year-on-year growth in this reporting segment. Optical modules sales accounted for approximately 40% of sales in this reporting segment.

(8) Others

Sales in this reporting segment increased by ¥17,535 million, or 17.4%, to ¥118,040 million compared with ¥100,505 million in fiscal 2004.

Sales in Kyocera Communication Systems Co., Ltd. which accounts for approximately 61% of this reporting segment net sales, increased due to a growth in sales of telecommunications engineering and data center businesses.

Kyocera Chemical Corporation increased sales due to the steady growth of flexible printed circuit boards, molding dies of components for automobiles and casting resin.

Net Sales by geographic segments

The following table shows a breakdown of Kyocera’s total consolidated net sales for fiscal 2004 and fiscal 2005, distinguishing between domestic and overseas sales and, in respect of overseas sales, showing the geographical areas in which such sales were made:

	(Yen in millions)
	Years ended March 31,				Increase (Decrease)
	2004		2005
	Amount	%	Amount	%	%
Japan	¥456,807	40.0	¥472,417	40.0	3.4
United States of America	251,326	22.0	248,333	21.0	(1.2)
Asia	194,302	17.0	203,848	17.3	4.9
Europe	156,929	13.8	175,850	14.9	12.1
Others	81,450	7.2	80,207	6.8	(1.5)

	¥1,140,814	100.0	¥1,180,655	100.0	3.5

Sales in Japan, which accounted for 40.0% of total net sales, increased by ¥15,610 million, or 3.4%, to ¥472,417 million compared with ¥456,807 million in fiscal 2004. Kyocera’s sales in overseas markets, which accounted for 60.0% of total net sales, increased by ¥24,231 million, or 3.5%, to ¥708,238 million compared with ¥684,007 million in fiscal 2004.

Sales in overseas markets are denominated primarily in the U.S. dollars and Euro. Compared with fiscal 2004, the yen appreciated against the U.S. dollar and depreciated against Euro. In terms of net sales, the negative effects of the rising yen against the U.S. dollar outweighed the positive impact of the weak yen against Euro. Accordingly, consolidated net sales after translation into yen decreased approximately ¥21.2 billion compared with fiscal 2004.

Sales in Japan increased due mainly to a full year contribution from Kyocera Kinseki Corporation and Kyocera SLC Technologies Corporation, which became consolidated subsidiaries in fiscal 2004 and contributed to increased sales of semiconductor and LCD fabrication components, and solar modules and solar power generation systems. In addition, sales of optical modules for camera-equipped mobile phone handsets contributed to sales for the first time in fiscal 2005, and resulted in a sales increase of the Optical Equipment Group.

The weak yen against Euro produced a positive impact on sales in Europe, and sales growth in Europe was stronger than in other overseas markets. Sales in Europe expanded by ¥18,921 million, or 12.1%, to ¥175,850 million compared with ¥156,929 million in fiscal 2004, due to increased sales in the Information Equipment Group and solar energy products supported by expansion of demand, particularly in Germany. Sales in Asia rose by ¥9,546 million, or 4.9%, to ¥203,848 million compared with ¥194,302 million in fiscal 2004. In fiscal 2004, Kyocera Corporation acquired 100% of the shares of Kyocera Kinseki Corporation and established new sales subsidiaries of AVX Corporation to pursue group synergies within the Electronic Device Group and to expand this business. Synergy effects through these measures were evident in fiscal 2005, as sales of mobile phone handsets increased in India through active marketing by Kyocera Wireless Corp. Sales in the United States decreased by ¥2,993 million, or 1.2%, to ¥248,333 million compared with ¥251,326 million in fiscal 2004, due mainly to downturn sales in the Telecommunications Equipment Group.

Cost of sales and gross profit

In fiscal 2005, cost of sales decreased by ¥5,157 million, or 0.6%, to ¥855,067 million from ¥860,224 million in fiscal 2004. Raw material costs of ¥386,262 million accounted for 45.2%, and labor costs of ¥158,427 million accounted for 18.5%. The ratio of cost of sales to net sales was 72.4%, a decrease of 3.0 points compared with 75.4% in fiscal 2004. In fiscal 2004, cost of sales contained a write-down amounting to ¥10,351 million of current inventories of tantalum materials and purchase commitments based on long-term contracts at AVX Corporation, labor costs totaling ¥13,735 million related to the transfer of the substitutional portion of Employee Pension Funds of Kyocera Corporation and Kyocera Mita Corporation to the Japanese government, and a reduction of labor costs of ¥2,821 million by the withdrawal from Employee Pension Funds at Kyocera Chemical Corporation. Aside from the special factors stated above, cost of sales in fiscal 2005 substantially increased due to increases of sales in the Fine Ceramic Parts Group, the Semiconductor Parts Group, the Applied Ceramic Products Group, the Electronic Device Group, the Information Equipment Group, and the Optical Equipment Group.

In fiscal 2005, Kyocera recorded ¥5,421 million of one time charges related to structural reforms in the Telecommunications Equipment Group and the Optical Equipment Group. In the Optical Equipment Group, losses of ¥4,918 million related to reduction of inventories, were recorded to downsize the camera business. In the Telecommunications Equipment Group, one time charges of ¥503 million were recorded at Kyocera Wireless Corp. with the transfer of production to Mexico, where more cost-effective labor is possible. As a result, gross profit increased by ¥44,998 million, or 16.0%, in fiscal 2005 to ¥325,588 million from ¥280,590 million in fiscal 2004. The gross profit ratio increased by 3.0 point from 24.6% to 27.6%.

SG&A expenses and profit from operations

Selling, general and administrative (SG&A) expenses in fiscal 2005 increased by ¥52,992 million, or 30.9%, to ¥224,620 million compared with ¥171,628 million in fiscal 2004. Labor cost was ¥111,461 million, or 49.6% of total SG&A, and sales promotion and advertising cost was ¥39,175 million, or 17.4% of total SG&A. The proportion of SG&A expenses to net sales rose by 4.0 points to 19.0% in fiscal 2005 compared with 15.0% in fiscal 2004. The transfer of the substitutional portion of Employee Pension Funds of Kyocera Corporation and Kyocera Mita Corporation resulted in the deduction of SG&A expenses of ¥32,652 million, while the withdrawal from Employee Pension Funds at Kyocera Chemical Corporation resulted in a deduction of ¥3,132 million in fiscal 2004. Excluding the special items above, the increase in SG&A expenses in fiscal 2005 reflected an increase in costs associated with aggressive R&D activities and an increase in advertising expenses, mainly at Kyocera Mita Corporation. As a result, profit from operations decreased by ¥7,994 million, or 7.3%, to ¥100,968 million compared with ¥108,962 million in fiscal 2004. The gross margin fell by 1.0 point to 8.6% in fiscal 2005 compared with 9.6% in fiscal 2004.

Interest and dividend income

Interest and dividend income in fiscal 2005 increased by ¥1,513 million, or 31.0%, to ¥6,396 million compared with ¥4,883 million in fiscal 2004. This was mainly because KDDI Corporation increased its corporate dividend per share thanks to a favorable business performance, thus increasing dividend income on Kyocera’s investments in KDDI Corporation. Kyocera has an investment policy aimed at low risk, stability and liquidity, and does not typically invest in high-risk financial instruments only for pursuing profits.

Interest expense

Interest expense in fiscal 2005 decreased by ¥11 million, or 0.9%, to ¥1,275 million compared with ¥1,286 million in fiscal 2004. The Japanese financial market was still in a low-interest climate, and therefore there was no material fluctuation in interest expense.

Foreign currency translation

During fiscal 2005, the yen appreciated by ¥5, or 4.4%, against the U.S. dollar and depreciated by ¥2, or 1.5%, against Euro compared with fiscal 2004, respectively. At March 31, 2005, the yen depreciated by ¥1, or 0.9%, against the U.S. dollar and depreciated by ¥10, or 7.8%, against Euro compared with at March 31, 2004, respectively. The net effect of foreign currency fluctuations was a gain of ¥2,618 million.

Kyocera typically enters into forward exchange contracts to minimize currency exchange risks on foreign currency denominated receivables and payables. Kyocera confines its use of derivative financial instruments to the hedging of its foreign exchange exposures, and does not utilize derivative transactions for trading purposes.

Gains and losses from investments

In fiscal 2005, Kyocera’s earnings or losses on equity method investments resulted in losses of ¥1,678 million, a fall of ¥4,253 million, compared with earnings of ¥2,575 million in fiscal 2004. Kyocera’s equity in earnings or losses of affiliates and unconsolidated subsidiaries in fiscal 2005 was derived mainly from interests in WILLCOM, Inc. and Taito Corporation.

Kyocera Corporation owned a 13.33% interest in WILLCOM, Inc., which was formerly known as DDI Pocket, Inc. and which changed its name in February 2005. WILLCOM, Inc. operates a PHS business. In October 2004, Kyocera purchased an additional 16.67% ownership interest for ¥9,993 million to expand sales in its PHS-related business. Due to its cumulative ownership interest of 30%, Kyocera Corporation accounts for its investment by the equity method. As WILLCOM, Inc. recorded a net loss due to an increase in operating costs related to its business expansion in fiscal 2005, Kyocera recorded a loss on its equity-method investment in WILLCOM, Inc.

Kyocera Corporation owns a 36.02% interest in Taito Corporation, a major affiliate which operates in electronic amusement business. In fiscal 2005, Taito’s net income decreased compared with fiscal 2004 due to a sluggish sales of home-use game machines, an additional investment in production facilities for game machines and costs of opening new game arcades, in spite of an increase in sales of commercial-use game machines. As a result, Kyocera’s earning on its equity-method investment in Taito Corporation decreased.

In fiscal 2005, losses on impairment of investment securities amounted to ¥132 million, a decrease of ¥898 million, compared with ¥1,030 million in fiscal 2004. Losses recorded in fiscal 2005 and fiscal 2004 were due mainly to management’s estimation that certain non-public companies in which Kyocera invested would still need considerable time to recover profitability in their operating activities.

Income before income taxes

In fiscal 2005, Kyocera recorded an increase in operating profit due to higher sales, especially in the components business, and to various cost-reduction activities. In contrast, however, a significant decrease in profits was recorded in the equipment business. Despite higher revenues from sales of the Information Equipment Group, such as digital MFPs, the Telecommunications Equipment Group slumped due to repair costs for defective products, and one time charges were recorded in line with the policy to downsize the camera business. Consequently, income before income taxes decreased by ¥7,510 million, or 6.5%, to ¥107,530 million compared with ¥115,040 million in fiscal 2004. In fiscal 2004 Kyocera also recorded a settlement gain of ¥18,917 million for a substitutional portion of Employee Pension Funds and ¥5,953 million of a withdrawal gain of Employee Pension Funds at a subsidiary.

Operating profit by reporting segment

The following table shows a breakdown of Kyocera’s consolidated income before income taxes, and operating profit for fiscal 2004 and fiscal 2005 by the eight reporting segments:

	(Yen in millions)
	Years ended March 31,
	2004	2005	Increase (Decrease)
	Amount	Amount	%
Fine Ceramic Parts Group	¥10,239	¥11,535	12.7
Semiconductor Parts Group	10,603	17,550	65.5
Applied Ceramic Products Group	10,297	17,129	66.3
Electronic Device Group	5,047	35,406	601.5
Telecommunications Equipment Group	5,082	(14,918)	—
Information Equipment Group	31,986	36,186	13.1
Optical Equipment Group	(5,826)	(15,387)	—
Others	9,683	13,019	34.5

	77,111	100,520	30.4
Corporate	34,871	8,683	(75.1)
Equity in earnings (losses) of affiliates and unconsolidated subsidiaries	2,575	(1,678)	—
Adjustments and eliminations	483	5	(99.0)

Income before income taxes	¥115,040	¥107,530	(6.5)

(1) Fine Ceramic Parts Group

Operating profit in this reporting segment increased by ¥1,296 million or 12.7%, to ¥11,535 million compared with ¥10,239 million in fiscal 2004. This was due primarily to improvement of manufacturing efficiency by higher sales of fine ceramic components used in semiconductor and LCD fabrication equipment and sapphire substrates.

(2) Semiconductor Parts Group

Operating profit in this reporting segment increased by ¥6,947 million or 65.5%, to ¥17,550 million compared with ¥10,603 million in fiscal 2004. This was due primarily to improved capacity utilization by higher sales of ceramic packages used in mobile phone handsets, and due to reduced costs through the utilization of China-based production facilities.

(3) Applied Ceramic Products Group

Operating profit in this reporting segment increased by ¥6,832 million or 66.3%, to ¥17,129 million compared with ¥10,297 million in fiscal 2004. Sales in the solar energy business increased steadily supported by a rising global orientation towards clean energy. Meanwhile, profit in this business also grew as Kyocera reduced costs through the utilization of China-based production facilities established in fiscal 2004. Brisk markets led to increases in both sales and profits of cutting tools and dental and orthopedic implants.

(4) Electronic Device Group

Operating profit in this reporting segment increased by ¥30,359 million or 601.5%, to ¥35,406 million compared with ¥5,047 million in fiscal 2004. In fiscal 2004, AVX Corporation wrote down ¥10,351 million of inventories of tantalum materials and purchase commitments based on long-term contracts, and also booked a restructuring charge of ¥2,975 million associated with the closure of its overseas ferrite manufacturing facilities and headcount reductions. In fiscal 2005, despite deterioration in the markets for capacitors and connectors in the second half, the absence of large-scale write-downs and restructuring charges that were evident in fiscal 2004, together with improved productivity led to strong growth in profit.

(5) Telecommunications Equipment Group

Operating profit in this reporting segment substantially decreased by ¥20,000 million to a loss of ¥14,918 million compared with income of ¥5,082 million in fiscal 2004. This decrease was due to significant operating losses recorded at Kyocera Wireless Corp. It recorded significant losses due to decline in market prices, some defective products, and the relocation costs of production sites. Furthermore, repair costs for defective software and delays in the market introduction of new products in Japan also led to losses.

(6) Information Equipment Group

Operating profit in this reporting segment increased by ¥4,200 million or 13.1%, to ¥36,186 million compared with ¥31,986 million in fiscal 2004. This increase was due primarily to a steady growth in sales of digital MFPs and an increase in sales of high-value-added products. Lower costs achieved through a China-based production facility also contributed to the increase in operating profit.

(7) Optical Equipment Group

Operating loss in this reporting segment increased by ¥9,561 million to ¥15,387 million compared with a loss of ¥5,826 million in fiscal 2004. This reflected higher-than-expected costs associated with the launch of the optical module business in fiscal 2005, and one time charges related to the downsizing of the camera business in fiscal 2005.

(8) Others

Operating profit in this reporting segment increased by ¥3,336 million or 34.5%, to ¥13,019 million compared with ¥9,683 million in fiscal 2004. This was due primarily to increased earnings in Kyocera Communication Systems Co., Ltd., arising from improved development efficiency and lower costs, as well as increased sales in Kyocera Chemical Corporation, especially in the businesses related to flexible printed circuit boards.

(9) Corporate

Corporate income and losses constitute income and expenses related to the provision of management-related services by Kyocera’s head office to each reporting segment, together with any profit-and-loss items that management judges not to belong within the above reporting segments, such as litigation expenses or losses on impairment of investment securities. In fiscal 2005, Kyocera recorded Corporate income of ¥8,683 million. This represented a decrease of ¥26,188 million, or 75.1%, compared with Corporate income of ¥34,871 million in fiscal 2004. The main contributors in fiscal 2005 were interest and dividends. The income in fiscal 2004 included ¥18,917 million of a settlement gain for a substitutional portion of Employee Pension Funds, ¥5,953 million of a withdrawal gain of Employee Pension Funds at a subsidiary, and ¥2,284 million of a gain on reversal of excess accruals resulting from a settlement of litigation in the LaPine Case. As a result, Corporate gain decreased markedly compared with fiscal 2004.

Taxes

Current and deferred income taxes in fiscal 2005 increased by ¥8,170 million, or 16.2%, to ¥58,480 million compared with ¥50,310 million in fiscal 2004. The effective tax rate of 54.4% in fiscal 2005 was 10.7 points higher than 43.7% in fiscal 2004. Kyocera Corporation received a notice of tax assessment based on transfer pricing adjustments from the Osaka Regional Tax Bureau stating that, in the Bureau’s judgment, allocation of profit earned from transfers of products between Kyocera Corporation and its overseas subsidiaries was not appropriate for five years from fiscal 1999 through fiscal 2003, and this resulted in additional current income taxes of ¥12,748 million. Although the final resolution of the proposed tax assessment is not certain, management believes the ultimate disposition of this matter will not have a material impact on the results of operations.

Minority interests

Minority interests are principally related to AVX Corporation, which accounted for an approximately 30% minority ownership interest in fiscal 2005. Minority interests decreased by ¥6,498 million to a loss in minority interests of ¥3,142 million, compared with a gain in minority interests of ¥3,356 million in fiscal 2004. This was mainly due to an increase in net income at AVX Corporation because it recorded one time charges related to a write-down of inventories and restructuring activities in fiscal 2004, and there were no such costs in fiscal 2005.

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

Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities in Fiscal 2004

In fiscal 2004, Kyocera Corporation and Kyocera Mita Corporation transferred to the Japanese government the substitutional portion of Employee Pension Funds liabilities and the related government-specified portion of plan assets of Employee Pension Funds upon approval by the Ministry of the Health, Labor and Welfare in Japan.

Kyocera Corporation and Kyocera Mita Corporation adopted Emerging Issues Task Force Issue No. 03-02, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” for the settlement process of the substitutional portion of Employee Pension Funds, and recorded ¥18,917 million of a settlement gain for the substitutional portion of Employee Pension Funds. Detailed information regarding this transfer process of and settlement gain for the substitutional portion of Employee Pension Funds is described in Note 9 to The Consolidated Financial Statements included in this Form 20-F.

Investment in Kinseki, Limited in Fiscal 2004

On August 1, 2003, Kyocera Corporation made Kinseki, Limited, which is in the business of manufacturing crystal components and which had been a 28.09%-owned affiliate, its wholly-owned subsidiary through a share exchange. Under the share exchange, a total of 2,529,154 shares of common stock of Kyocera Corporation were allocated to Kinseki, Limited’s minority shareholders in return for the remaining 25,291,542 shares (71.91%) of Kinseki, Limited’s shares not previously owned by Kyocera Corporation. On April 1, 2004, Kinseki, Limited changed its name to “Kyocera Kinseki Corporation.”

Investment in Kyocera SLC Technologies Corporation in Fiscal 2004

On June 30, 2003, in order to reinforce the business of organic circuit boards, Kyocera Corporation and IBM Japan, Ltd. reached an agreement for the transfer to Kyocera Corporation from IBM Japan, Ltd. of the SLC (Surface Laminar Circuitry: laminated high density printed circuit board) business of Yasu Site of IBM Japan, Ltd., and have executed a business transfer agreement. Kyocera Corporation acquired this business in exchange for cash of ¥8,594 million. Kyocera Corporation incorporated a new successor company, “Kyocera SLC Technologies Corporation”, on August 12, 2003, which commenced operation on September 1, 2003.

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

A substantial portion of allowances for doubtful accounts is recorded with respect to the finance receivables of Kyocera Leasing Co., Ltd. in the Others segment, which provides credit financing and commercial leasing services. Based on the factors discussed above, Kyocera Leasing Co., Ltd. sets estimated recovery percentages that are applied to the amount of receivables to determine future cash flow. On a case-by-case basis, adjustments are made to the amount of allowances so determined in light of particular customers’ circumstances. Kyocera Leasing Co., Ltd. continuously monitors the correlation between the allowances so determined and the actual loss experienced, and makes an appropriate modification to the schedule of percentages for determining allowance amounts.

At March 31, 2006, Kyocera Leasing Co., Ltd. had ¥6,332 million ($54 million) of allowances for doubtful accounts against ¥126,741 million ($1,083 million) of finance receivables, which comprise over 50% of Kyocera’s allowances for doubtful accounts.

Inventory valuation

Kyocera estimates the amount of write-downs required to properly value inventory. Write-downs are provided for excess, slow-moving and obsolete inventory as well as valuation losses required to adjust recorded cost to its market value. Kyocera generally considers all inventory aged over 12 months to be slow-moving or obsolete. Kyocera also records inventory write-downs based on its projections of future demand, market conditions and related management-led initiatives even if the age of corresponding inventory is shorter than 12 months.

In fiscal 2006, as a result of continuous strict controls and adjustments on inventories, Kyocera recognized inventory write-downs of ¥8,446 million ($72 million). The amounts of these inventory write-downs by reporting segments appear in Note 17 to The Consolidated Financial Statements included in this Form 20-F. A large portion of these inventory write-downs arose from inventories of telecommunication equipment and information equipment. These products were subject to a decrease in demand and a decline in price, or turned out to be obsolete because of their short product lives. In the telecommunications equipment business, Kyocera implemented structural reforms to improve future profitability following the previous year and recognized inventory write-downs or losses on disposal based on business plans.

The majority of Kyocera’s inventories are produced for the IT industry. Each of these products generally has a short product life, and is susceptible to market demand and price fluctuations. Inventory write-downs generally affect all segments except Others. If market conditions and demand in the information technology industry are less favorable than Kyocera’s projections, additional write-downs may be required.

Impairment of securities and investments

Kyocera records impairment charges for debt and equity securities and investments in affiliates and unconsolidated subsidiaries accounted for by the equity method when it believes that the decline of value is considered to be other-than-temporary. Kyocera regularly reviews each security and investment for impairment based on the extent to which the fair value is less than cost, the duration of the decline, the anticipated recoverability of fair value in the future and the financial conditions of the issuer. Poor operating results of the issuers of these securities or adverse changes in the market may cause impairment losses in future periods. The impairment losses are recorded as Corporate losses.

In fiscal 2006, Kyocera recognized losses on impairment of investment securities amounting to ¥385 million ($3 million), which was attributable mainly to management’s estimation that certain non-public companies in which Kyocera invested would need considerable periods to gain profitability in their operating activities.

Kyocera Corporation is currently a major shareholder of KDDI Corporation. The price fluctuation of the shares of KDDI Corporation may affect Kyocera’s financial conditions. At March 31, 2006, the unrealized gain of ¥111,178 million ($950 million) on the shares of KDDI Corporation held by Kyocera Corporation increased compared with that of ¥55,056 million at March 31, 2005, reflecting a fluctuation of the market price of the share of KDDI Corporation during fiscal 2006. As the operating results of KDDI Corporation recently grew steadily, the performance of the share of KDDI Corporation is considered to be stable. For detailed information on the gross unrealized gain or loss, see Note 3 to The Consolidated Financial Statements in this Form 20-F.

Kyocera Mita Corporation owns a 30% interest in Triumph-Adler AG Group, a distributor of office equipment and accounted for by the equity method. Kyocera recognized loss on impairment of investment in affiliate of ¥3,492 million ($30 million) due to an extended decline in its market value in fiscal 2006.

Impairment of long-lived assets

Kyocera reviews its long-lived assets and intangible assets with definite useful lives for impairment periodically. Long-lived assets and intangible assets with definite useful lives are considered to be impaired when the expected undiscounted cash flow from the asset is less than its carrying value. A loss on impairment is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets and intangible assets with definite useful lives. In fiscal 2006, Kyocera recognized loss on impairment of long-lived assets in a foreign subsidiary. However this loss on impairment did not have a material impact on Kyocera’s consolidated results of operations and financial position.

Goodwill and other intangible assets

Goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually, rather than being amortized, and also following any events or changes in circumstances that might lead to impairment. Intangible assets with definite useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

Kyocera undertook a review for impairment of goodwill and other intangible assets in fiscal 2006. The results of this review revealed no impairment in the carrying values of such assets.

Deferred tax assets

Kyocera records deferred tax assets with valuation allowances to adjust their carrying amounts when it believes that it is more likely than not that the assets will not be realized. The valuation of deferred tax assets principally depends on the estimation of future taxable income and feasible tax planning strategies. If future taxable income is lower than expected due to future market conditions or poor operating results, significant adjustments to deferred tax assets may be required. At March 31, 2006, deferred tax assets amounted to ¥82,342 million ($704 million), which Kyocera considers will reasonably be realized in the future compared with the amounts of taxable income and income taxes in fiscal 2006.

Benefit plans

Projected benefit obligations and plan assets are determined on an actuarial basis and are significantly affected by the assumptions used in their calculation, such as the discount rates, the expected long-term rate of return on plan assets, the rate of increase in compensation levels and other assumptions. Kyocera determines the discount rate by referencing the yield on high quality fixed income securities such as Japanese Government Bonds. The expected return on plan assets is determined based on the rate of historical earnings and Kyocera’s expectation of future performance of the funds in which plan assets are invested. The rate of increase in compensation levels is determined based mainly on results of operations and inflation. Kyocera annually reviews the assumptions underlying its actuarial calculations, making adjustments based on current market conditions, if necessary. If Japanese and global financial markets stagnate, Kyocera may be required to decrease its assumptions of the discount rate and the expected long-term rate of return on plan assets, and a decrease in such assumptions will lead to an increase in projected benefit obligations and net periodic pension costs. Particularly, an increase in projected benefit obligations may negatively affect Kyocera’s accrued pension and severance liabilities in the consolidated balance sheet and labor costs included in cost of sales and selling, general and administrative expenses in the consolidated statement of income. An increase in accumulated benefit obligations may also require Kyocera to record additional minimum pension liability in accumulated other comprehensive income. In fiscal 2004, Kyocera Corporation and Kyocera Mita Corporation transferred to the Japanese government the substitutional portion of Employee Pension Funds liabilities and the related government-specified portion of plan assets of Employee Pension Funds. Kyocera Corporation and Kyocera Mita Corporation adopted Emerging Issues Task Force Issue No. 03-02, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” for the settlement process of the substitutional portion of Employee Pension Funds, and recorded ¥18,917 million of a settlement gain for the substitutional portion of Employee Pension Funds. As a result of this settlement, Kyocera’s projected benefit obligation decreased by ¥71,243 million and plan assets decreased by ¥29,493 million, respectively. This decrease in projected benefit obligation is particularly considered to lead to a reduction of a potential negative impact on Kyocera’s financial conditions and results of operations. Detailed information regarding this transfer process of and settlement gain for the substitutional portion of Employee Pension Funds is described in Note 9 to The Consolidated Financial Statements included in this Form 20-F.

Sensitivity analysis of benefit plans

The following table illustrates the effect of assumed changes in discount rates and the expected rate of return on plan assets, assuming all other assumptions consistent, for benefit plans at Kyocera Corporation and certain domestic subsidiaries which account for a significant portion of Kyocera’s projected benefit obligations and net periodic pension costs.

(Yen in millions)
Effect on projected benefit obligation as of March 31, 2006
Discount rates:
0.5% decrease	¥ 8,011
0.5% increase	(7,316)

Effect on income before income taxes for the year ending March 31, 2007
Discount rates:
0.5% decrease	¥ (284)
0.5% increase	286
Expected rate of return on plan assets:
0.5% decrease	(556)
0.5% increase	556

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

Revenue recognition

Kyocera sells various types of products, including fine ceramic parts, semi-conductor parts, and telecommunications equipment. Kyocera recognizes revenue upon completion of the earnings process, which occurs when products are shipped or delivered to the customer in accordance with the terms of an agreement of sale, there is a fixed or determinable selling price, title and risk of loss have been transferred, and collectibility is reasonably assured. Most of these conditions are satisfied at the time of delivery to customers in domestic sales (FOB destination) and at the time of shipment (FOB shipping) for export sales.

Sales returns

Kyocera records an estimated sales return allowance at the time of sales based on its historical returns experience.

Products warranty

At the time of sale, Kyocera accrues a product warranty liability for claims under warranties relating to the products that have been sold. Kyocera records an estimated product warranty reserve based on its historical repair experience.

Revenue from financial services

In addition to the tangible products as discussed above, Kyocera also provides certain services, primarily financial services. Revenue from direct financing leases is recognized over the term of the lease, and amortization of unearned lease income is recognized using the interest method. Interest income on installment loans is recognized on an accrual basis.

New Accounting Standards

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 151, “Inventory Costs an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 requires that all abnormal idle facility expense, freight, handling costs, and spoilage be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 will not have a material impact on Kyocera’s consolidated results of operations and financial position.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) (SFAS No. 123R), “Share-Based Payments.” This statement is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123R supersedes Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related interpretations. SFAS No. 123R requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. SFAS No. 123R establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value based measurement method in accounting for share-based payment transactions with employees except for equity instruments held by employee share ownership plans. SFAS No. 123R was announced to be effective as of the beginning of the first fiscal year that would begin after June 15, 2005, however, on April 14, 2005, the Securities and Exchange Commission Staff postponed implementation of SFAS No. 123R. Kyocera will adopt SFAS No. 123R effective on April 1 2006, and estimates that the impact of SFAS No. 123R will be approximately ¥400 million ($3 million) on Kyocera’s consolidated results of operations for fiscal 2007.

In March 2005, the FASB issued Interpretation (FIN) No. 47, “Accounting for Conditional Asset Retirement Obligations - an interpretation of SFAS No. 143.” This Interpretation clarifies use of the term conditional asset retirement obligation in SFAS No. 143, “Accounting for Asset Retirement Obligation.” FIN No. 47 requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN No. 47 is effective no later than the end of fiscal years ended after December 15, 2005. The adoption of FIN No. 47 did not have a material impact on Kyocera’s consolidated results of operations and financial position.

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

In November 2005, the FASB issued FASB Staff Position 115-1 and 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (FSP FAS 115-1 and FAS 124-1). FSP FAS 115-1 and FAS 124-1 explains the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. In addition, it also addresses accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairment. FSP FAS 115-1 and FAS 124-1 is effective in reporting periods beginning after December 15, 2005. The adoption of FSP FAS 115-1 and FAS 124-1 did not have a material impact on Kyocera’s consolidated results of operations and financial position.

B. Liquidity and Capital Resources

Capital resources

Fiscal 2006 compared with Fiscal 2005

In the short term, Kyocera expects cash demands for working capital and funds for capital expenditures required for the expansion of operations, purchases of Kyocera Corporation’s common stock, and payments of dividends to stockholders. Kyocera’s primary source of short-term liquidity is cash generated by operations. Certain subsidiaries also generate capital in the form of loans from financial institutions. At March 31, 2006, Kyocera’s short-term borrowings and long-term debt including current portion totaled ¥140,572 million ($1,201 million). The ratio to total assets of 7.3% still reflected a low level of dependence. Most borrowings were denominated in the yen but certain borrowings were denominated in foreign currencies, such as the U.S. dollar. And there is no material seasonality in Kyocera’s borrowing requirement. Details of these borrowings are described in Item 5F “Tabular Disclosure of Contractual obligations,” which also includes the information regarding obligations for the acquisition or construction of property, plant and equipment.

Capital expenditures in fiscal 2006 increased by ¥27,095 million ($232 million), or 42.9%, to ¥90,271 million ($772 million) compared with ¥63,176 million in fiscal 2005. In fiscal 2006, capital expenditures for business expansion increased significantly, especially in the solar energy business and organic package business, compared with fiscal 2005. R&D expenditures increased by ¥3,038 million ($26 million), or 5.6%, to ¥57,436 million ($491 million) compared with ¥54,398 million in fiscal 2005. Nearly all capital and R&D expenditures were funded using cash in hand or cash generated by operations.

During fiscal 2007, Kyocera expects total capital expenditures to be approximately ¥72,000 million ($615 million), and total R&D expenditures to be approximately ¥63,000 million ($538 million). Kyocera believes that Kyocera needs to invest its resources continuously in the development of new business areas and improved technology in order to create new products, commercialize advanced technologies and thereby secure future earnings streams.

At March 31, 2006, Kyocera’s working capital totaled ¥542,045 million ($4,633 million), a decrease of ¥9,173 million ($78 million), or 1.7%, from ¥551,218 million at March 31, 2005. This was due to the effect of a decrease in inventories, mainly in the Telecommunications Equipment Group and the Information Equipment Group, and an increase in notes and accounts payable which exceeded the effect of an increase in short-term investments including negotiable certificate of deposits. Kyocera plans to continue to improve capital efficiency by shortening manufacturing lead-time and reducing inventory level. Cash from operations has generally been sufficient for Kyocera to fund its working capital requirements and to fulfill its future capital expenditures, debt repayments and other obligations. Kyocera’s net cash provided by operating activities in fiscal 2006 was ¥171,077 million ($1,462 million) and cash and cash equivalents at March 31, 2006 were ¥300,809 million ($2,571 million). Kyocera believes that its working capital is sufficient for present and predictable future requirements.

Kyocera Corporation undertakes purchases of its common stock to facilitate the implementation of flexible capital policies and to develop its business in a dynamic manner in response to changes in the operating environment.

In fiscal 2006, Kyocera Corporation paid cash dividends totaling ¥18,748 million ($160 million), at ¥100 ($0.9) per share. Kyocera Corporation received approval at the general meeting of shareholders held on June 23, 2006 for the payment of year-end dividends totaling ¥9,387 million ($80 million), at ¥50 ($0.4) per share, on June 26, 2006 to all stockholders of record on March 31, 2006.

Kyocera believes cash in hand and cash from operations will be sufficient to fund all cash requirements outlined above, at least through fiscal 2007. Consequently, Kyocera does not currently intend to use any other external financing sources that might affect its credit agency ratings. If cash generated by operations are insufficient for funding purposes, Kyocera retains other financing options, including external sources, such as short-term or long-term borrowings, as well as financing directly in the capital markets through issuances of debt or equity securities. As evidenced by equity to assets ratio of 66.7% at March 31, 2006, Kyocera maintains a strong financial position, which leads Kyocera to believe that any capital requirements could be secured from external sources at a relatively low cost. Kyocera also maintains good business relationships with several major Japanese financial institutions.

Any future significant deterioration in market demand for Kyocera’s products, or a slump in product prices to levels substantially below those projected by Kyocera, could adversely affect Kyocera’s operating results and financial position, possibly resulting in reduced liquidity.

Fiscal 2005 compared with Fiscal 2004

In the short term, Kyocera expects cash demands for working capital and funds for capital expenditures required for the expansion of operations, purchases of Kyocera Corporation’s common stock, and payments of dividends to stockholders. Kyocera’s primary source of short-term liquidity is cash generated by operations. Certain subsidiaries also generate capital in the form of loans from financial institutions. At March 31, 2005, Kyocera’s short-term borrowings and long-term debt including current portion totaled ¥144,164 million. The ratio to total assets of 8.3% was still at a low level of dependence. Most borrowings were denominated in yen but certain borrowings were denominated in foreign currencies, such as the U.S. dollar.

At March 31, 2005, Kyocera’s working capital totaled ¥551,218 million, a decrease of ¥5,839 million, or 1.0%, from ¥557,057 million at March 31, 2004. This was due mainly to decreases in cash and cash equivalents as a result of purchases of government bonds and negotiable certificate of deposits in consideration of the current and future financial position in accordance with our investment policy, and in notes and accounts payable as a result of decreases of orders and production in the Telecommunications Equipment Group. Cash from operations has generally been sufficient for Kyocera to fund its working capital requirements and to fulfill its future capital expenditures, debt repayments and other obligations. Kyocera’s net cash provided by operating activities in fiscal 2005 was ¥145,523 million and cash and cash equivalents at March 31, 2005 were ¥310,592 million. In Kyocera’s opinion, working capital is sufficient for present and predictable future requirements.

Capital expenditures in fiscal 2005 increased by ¥8,239 million, or 15.0%, to ¥63,176 million compared with ¥54,937 million in fiscal 2004. R&D expenditures increased by ¥7,768 million, or 16.7%, to ¥54,398 million from ¥46,630 million in fiscal 2004. Nearly all capital and R&D expenditures were funded using cash in hand or cash generated by operations.

Kyocera Corporation undertakes purchases of its common stock to facilitate the implementation of flexible capital policies and develop its business in a dynamic manner in response to changes in the operating environment.

In fiscal 2005, Kyocera Corporation paid cash dividends totaling ¥11,249 million, ¥60 per share. Kyocera Corporation received approval at the general meeting of shareholders held on June 28, 2005 for the payment of year-end dividends totaling ¥9,374 million, ¥50 per share, on June 29, 2005 to all stockholders of record on March 31, 2005.

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

Cash flows

Fiscal 2006 compared with Fiscal 2005

The following table shows a summary of Kyocera’s cash flows for fiscal 2005 and fiscal 2006:

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,
	2005	2006		Increase (Decrease)
	Amount	Amount		%
Cash flows from operating activities	¥145,523	¥171,077	$1,462,197	17.6
Cash flows from investing activities	(132,494)	(165,467)	(1,414,248)	24.9
Cash flows from financing activities	(67,344)	(23,289)	(199,051)	(65.4)
Cash and cash equivalents at end of year	310,592	300,809	2,571,017	(3.1)

Net cash provided by operating activities in fiscal 2006 increased by ¥25,554 million ($218 million), or 17.6%, to ¥171,077 million ($1,462 million) from ¥145,523 million in fiscal 2005. This was due to an increase in net income by ¥23,788 million ($203 million), or 51.8%, to ¥69,696 million ($596 million) from ¥45,908 million in fiscal 2005, coupled with a decrease in inventory as a result of inventory normalization and an increase in notes and account payable in line with an increase in orders and production.

Net cash used in investing activities in fiscal 2006 increased by ¥32,973 million ($282 million), or 24.9%, to ¥165,467 million ($1,414 million) from net cash used in investing activities of ¥132,494 million in fiscal 2005. In fiscal 2006, proceeds from sales of Taito Corporation shares and a decrease in payment for purchase of investments and advances compared with fiscal 2005 provided cash inflow in investing activities. Nonetheless, payment for purchases of property, plant and equipment increased owing to aggressive capital expenditure, payment for purchase of securities increased in line with fund management, and deposits of negotiable certificates of deposits and time deposits increased compared with fiscal 2005. As a result, net cash used in investing activities in fiscal 2006 increased compared with fiscal 2005.

Net cash used in financing activities in fiscal 2006 decreased by ¥44,055 million ($377 million), or 65.4%, to ¥23,289 million ($199 million) from ¥67,344 million in fiscal 2005. Although dividend payments increased in fiscal 2006 compared with fiscal 2005, an increase in short-term debt caused net cash used in financing activities to decrease compared with fiscal 2005.

The yen’s depreciation against the U.S. dollar and Euro between March 31, 2005 and 2006 resulted in an increase in cash and cash equivalents of ¥7,896 million ($67 million).

At March 31, 2006, cash and cash equivalents totaled ¥300,809 million ($2,571 million). This represented a decrease of ¥9,783 million ($84 million), or 3.1%, from ¥310,592 million at March 31, 2005. Most of Kyocera’s cash and cash equivalents were denominated in the yen but certain cash and cash equivalents, mainly in overseas subsidiaries, were denominated in foreign currencies, such as the U.S. dollar.

Fiscal 2005 compared with Fiscal 2004

	(Yen in millions)
	Years ended March 31,		Increase (Decrease)
	2004	2005
	Amount	Amount	%
Cash flows from operating activities	¥62,575	¥145,523	132.6
Cash flows from investing activities	29,581	(132,494)	—
Cash flows from financing activities	(20,422)	(67,344)	(229.8)
Cash and cash equivalents at end of year	361,132	310,592	(14.0)

Net cash provided by operating activities in fiscal 2005 increased by ¥82,948 million, or 132.6%, to ¥145,523 million from ¥62,575 million in fiscal 2004. This was due to a significant decrease in receivables by collection, including short-term finance receivables, although net income decreased by ¥22,178 million, or 32.6%, to ¥45,908 million compared with fiscal 2004. Kyocera Leasing Co., Ltd., which provides financial services, collected large-lot loans, and these collections resulted in the decrease in receivables. In addition, due to the settlement regarding the LaPine Case of ¥35,454 million in fiscal 2004, net cash provided by operating activities in fiscal 2005 increased compared with fiscal 2004. A decrease in notes and accounts payable due to decreases of production in the Telecommunications Equipment Group offset an increase in net cash provided by operating activities.

Net cash used in investing activities in fiscal 2005 increased by ¥162,075 million to ¥132,494 million from net cash provided by investing activities of ¥29,581 million in fiscal 2004. This was due mainly to increases in purchases of government bonds and deposits of negotiable certificate of deposits in consideration of market trends and current and future financial position according to our investment policy. In addition, in fiscal 2005, there was no cash inflow from withdrawal of restricted cash for settlement regarding the LaPine Case.

Net cash used in financing activities in fiscal 2005 increased by ¥46,922 million, or 229.8%, to ¥67,344 million from ¥20,422 million in fiscal 2004. This was due mainly to a decrease in proceeds from issuance of long-term debt and an increase in repayments of long-term debt.

The yen’s depreciation against the U.S. dollar and Euro between March 31, 2004 and 2005 resulted in increases in cash and cash equivalents of ¥3,775 million.

At March 31, 2005, cash and cash equivalents totaled ¥310,592 million. This represented a decrease of ¥50,540 million, or 14.0%, from ¥361,132 million at March 31, 2004. Most of Kyocera’s cash and cash equivalents were denominated in yen but certain cash and cash equivalents, mainly in overseas subsidiaries, were denominated in foreign currencies, such as the U.S. dollar.

Assets, liabilities and stockholders’ equity

Kyocera’s total assets at March 31, 2006 increased by ¥186,003 million ($1,590 million), or 10.7%, to ¥1,931,522 million ($16,509 million), compared with ¥1,745,519 million at March 31, 2005.

Cash and cash equivalents decreased by ¥9,783 million ($84 million), or 3.1%, to ¥300,809 million ($2,571 million). This was due mainly to the effect of purchases of government bonds and deposits with over 3 months original maturities aiming for higher interest from investments, exceeding cash gained by the sale of all of Kyocera’s shares of Taito Corporation.

Short-term investments increased by ¥53,004 million ($453 million), or 151.7%, to ¥87,942 million ($752 million), due mainly to increases in deposits with over 3 months original maturities and bonds maturing within one year, which were reclassified from securities and other investments. Short-term and long-term finance receivables increased by ¥13,247 million ($113 million), or 12.4%, to ¥120,475 million ($1,030 million), due mainly to an increase of loan assets by Kyocera Leasing Co., Ltd. Short-term and long-term finance receivables also included finance lease receivables.

Inventories decreased by ¥22,847 million ($195 million), or 10.7%, to ¥190,564 million ($1,629 million). This was due mainly to a reduction of inventories in the Telecommunications Equipment Group in Kyocera Corporation and in Kyocera Mita Corporation, as well as sales of inventories following the outsourcing of the manufacture of mobile phone handsets of Kyocera Wireless Corp.

Investments in and advances to affiliates and unconsolidated subsidiaries decreased by ¥23,268 million ($199 million), or 76.0%, to ¥7,355 million ($63 million), due mainly to the sale of all of Kyocera’s shares of Taito Corporation and loss on impairment of investment in Triumph-Adler AG Group, an affiliate of Kyocera Mita Corporation.

Securities and other investments increased by ¥122,940 million ($1,051 million), or 28.6%, to ¥553,377 million ($4,730 million), due mainly to an increase in market value at March 31, 2006 of the shares of KDDI Corporation and other equity securities compared with March 31, 2005, and purchases of government bonds. Total property, plant and equipment at cost, net of accumulated depreciation, increased by ¥26,349 million ($225 million), or 10.2%, to ¥285,346 million ($2,439 million). In fiscal 2006, aggressive capital expenditures were executed in the solar energy business and organic package business. Capital expenditure in fiscal 2006 was ¥90,271 million ($772 million) and depreciation was ¥63,018 million ($539 million).

Intangible assets increased by ¥15,380 million ($131 million), or 97.1%, to ¥31,227 million ($267 million), due mainly to an increase of patent rights in the Telecommunications Equipment Group. Kyocera’s total liabilities at March 31, 2006 increased by ¥67,317 million ($575 million), or 13.2%, to ¥577,503 million ($4,936 million), compared with ¥510,186 million at March 31, 2005.

Total debt, comprised of short-term borrowings and long-term debt including debt due within one year, decreased by ¥3,592 million ($31 million), or 2.5%, to ¥140,572 million ($1,201 million), as repayments of loans exceeded borrowings from banks. Trade notes and accounts payable increased by ¥16,631 million ($142 million), or 19.1%, to ¥103,503 million ($885 million), due mainly to increases of purchases with strong demand for components.

Other notes and accounts payable increased by ¥17,307 million ($148 million), or 49.9%, to ¥51,997 million ($444 million), due mainly to an increase in purchases of government bonds and accounts payable related to patent right contracts. Deferred income taxes increased by ¥29,341 million ($251 million), or 30.5%, to ¥125,686 million ($1,074 million), due mainly to an increase in market value at March 31, 2006 of the shares of KDDI Corporation and other equity securities compared with March 31, 2005.

Minority interests in subsidiaries, principally AVX Corporation, increased by ¥4,460 million ($38 million), or 7.4%, to ¥64,942 million ($555 million), compared with ¥60,482 million at March 31, 2005, due mainly to strong performance at AVX Corporation. Total stockholders’ equity at March 31, 2006 increased by ¥114,226 million ($976 million), or 9.7%, to ¥1,289,077 million ($11,018 million), compared with ¥1,174,851 million at March 31, 2005. Retained earnings at March 31, 2006 increased by ¥50,948 million ($435 million), or 5.6%, due to net income for fiscal 2006 of ¥69,696 million ($596 million) and cash dividend payments of ¥18,748 million ($160 million).

Accumulated other comprehensive income increased by ¥61,108 million ($522 million), or 516.2%, to ¥72,947 million ($623 million). Net unrealized gains on securities increased by ¥40,188 million ($343 million), or 94.6%, due mainly to an increase in market value at March 31, 2006 of the shares of KDDI Corporation and other equity securities compared with March 31, 2005. Foreign currency translation adjustments increased by ¥21,396 million ($183 million), or 73.9% due to the depreciation of the yen against the U.S. dollar and Euro. The stockholders’ equity ratio at March 31, 2006 was 66.7%, a decrease of 0.6 points compared with 67.3% at March 31, 2005.

C. Research and development activities

Kyocera promotes a strategy of “high-value-added diversification,” which aims continuously at expanding sales and boosting profitability in its components and equipment businesses. To achieve these objectives, Kyocera seeks to enhance existing businesses and to create new businesses by integrating group-wide management resources while advancing, focusing and integrating technological capabilities. Kyocera will channel its energies into two high-growth-potential areas; the markets for telecommunications and information processing and for environmental preservation. R&D activities are conducted in all of these markets in the realms of materials, components, devices and equipment. Specific initiatives in each reporting segment follow.

(1) Fine Ceramic Parts Group

By making effective use of fine ceramic materials technology, processing technology and design technology, Kyocera is seeking to strengthen the development of large-sized fine ceramic parts for next-generation semi-conductor and large LCD fabrication equipment and of high-quality, cost-competitive sapphire products for LEDs, applicability of which is increasing. In the growing automotive market, efforts are being undertaken to develop products that meet the need for advanced electronics and growing concerns with safety and the environment. Specific projects include the development of glow plugs by fully utilizing the high temperature durability of ceramics and piezo actuators that enable precision control for the fuel injection of diesel engine cars, which are becoming more widespread in Europe.

(2) Semiconductor Parts Group

Kyocera is advancing the development of new ceramic and organic packages for digital consumer products, where demand is expected to expand. In the ceramic packages business, efforts are being made to develop smaller, thinner and more highly sophisticated ceramic packages with a variety of built-in functions in order to meet rapid advancements in mobile phone handsets. Kyocera is also developing ceramic packages for different types of sensors for use in the automotive market. Elsewhere, Kyocera is developing organic packages for next-generation MPUs and their peripheral devices.

(3) Applied Ceramic Products Group

While striving to further increase the conversion efficiency of solar cells for the environmental preservation market, Kyocera is developing a variety of next-generation solar cells. Kyocera is also working toward the practical application of solid oxide fuel cells (SOFCs) for residential use, which are expected to be the next-generation distributed power generation system for small-scale power sources.

(4) Electronic Device Group

Kyocera develops various electronic components for the high-growth digital consumer products and automotive markets. In the digital consumer products, Kyocera is working to develop components for the hard-disk-drive market, in which demand is growing in line with increasing product sophistication. Specifically, Kyocera develops small, high-capacitance ceramic capacitors, ultra small, low frequency crystal units, ceramic resonators and shock sensors products. Global Positioning System (GPS) modules and other products are being developed in accordance with the spreading of a network society.

In thin-film devices, Kyocera is developing thermal printheads for digital photo printers capable of handling high-pixel photos, and industrial-use LCDs equipped with LED backlights to meet the need for environmentally-friendly products. In addition, Kyocera is working on the commercial application of organic EL displays, which are especially superior in moving images in mobile equipment while preserving a low-energy consumption feature.

(5) Telecommunications Equipment Group

By making effective use of component, device and software technologies within the group, Kyocera is seeking to develop sophisticated CDMA handsets with terrestrial digital TV and IP video phone functionality to meet needs in the mobile telecommunications equipment market, in which functions are becoming increasingly advanced. In the domestic PHS market, Kyocera is developing handsets compatible with high-performance PHS base stations to ensure faster data transmission rates and the provision of diverse services. Kyocera is also strengthening the development of equipment for wireless broadband systems such as iBurstTM and VoIP (Voice over Internet Protocol) that enable stable, high-speed and high-data rate communication. (iBurstTM is a trade mark of ArrayComm, Inc.)

(6) Information Equipment Group

Kyocera is promoting the development of more color-based and solutions-oriented products based on the ECOSYS concept, which is realized through the incorporation of a long-lasting amorphous silicon drum. Apart from bolstering the lineup for both black and white and color machines, Kyocera is advancing the development of document solutions products that can handle the integrated management of documents and digital information.

(7) Optical Equipment Group

Kyocera is developing optical components such as lenses and optical modules for mobile phone handsets by integrating optical technologies with electronic devices and semiconductor parts technologies amassed within the group. In particular, Kyocera focuses on the development of optical modules for small, low-profile mobile phone handsets with high-resolution displays and zoom capability. Kyocera is also developing the projector and barcode reader markets for further growth.

(8) Others

Kyocera Chemical Corporation is currently strengthening the development of semiconductor and crystal-related materials. Focused efforts include the development of photo-sensitive, heat-resistant resin as a protective coating for the surface of semiconductors and of photo spacers for LCDs. The development of materials for different capacitors and materials for solar cells creates positive synergistic effects with Kyocera’s other businesses. Kyocera Communication Systems Co., Ltd. is promoting development in the area of fixed mobile convergence (FMC) and optimization by anticipating the needs for next-generation mobile handsets and other mobile communication equipment. In addition, Kyocera Communication Systems Co., Ltd. continues to develop authentication and security technologies, which seek to meet the need for fast changing next-generation networks.

The following table shows a breakdown of Kyocera’s total consolidated research and development expenses for fiscal 2004, fiscal 2005 and fiscal 2006 by the eight reporting segments:

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,				Increase (Decrease) Fiscal 2006 compared with Fiscal 2005
	2004	2005	2006
	Amount	Amount	Amount		%
Fine Ceramic Parts Group	¥2,990	¥4,252	¥3,107	$26,556	(26.9)
Semiconductor Parts Group	3,314	2,890	3,549	30,333	22.8
Applied Ceramic Products Group	2,444	2,747	3,923	33,530	42.8
Electronic Device Group	9,487	11,416	10,940	93,504	(4.2)
Telecommunications Equipment Group	14,144	14,972	15,313	130,880	2.3
Information Equipment Group	10,643	13,270	16,416	140,308	23.7
Optical Equipment Group	2,785	2,636	1,079	9,222	(59.1)
Others	823	2,215	3,109	26,573	40.4

Total	¥46,630	¥54,398	¥57,436	$490,906	5.6

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

Market Trends

In the telecommunications and information processing market, a key area for Kyocera, the rising popularity of advanced handsets featuring high-pixel color LCDs, built-in cameras and other advanced functions including GPS (global positioning system), terrestrial TV broadcasting and hard disk drives, enabling music download, is expected to propel demand for mobile phone handsets. In addition, stable growth is predicted to continue in PC-related and digital cameras, while strong growth in demands for DVD recorders and flat panel digital TVs is anticipated. Kyocera expects these areas of growth will produce a positive impact on both the components and equipment businesses.

In the information equipment industry, demand for high-speed multifunctional products equipped with printers, copiers and facsimile, is expected to grow. To seize this opportunity by meeting with such needs, we aim at expanding our product lines ranging from monochrome to color models.

In the environmental preservation market, which is another key area for Kyocera, solar energy market is growing rapidly on a global basis due to rising environmental awareness. Demand for solar energy is expanding, especially in Japan and Europe supported by governmental subsidy systems. As these subsidy systems are penetrating in the United States and other Asian countries, solar energy market is expected to expand in the future. In addition, ceramic components for automobiles, which are complied with current environmental regulations, are also expected to grow in the future.

E. Off-Balance Sheet Arrangements

Refer to Note 13 in The Consolidated Financial Statements included in this Form 20-F.

As a part of its ongoing business, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F. Tabular Disclosure of Contractual Obligations

The following tables provide information about Kyocera’s contractual obligations and other commercial commitments that will affect Kyocera’s liquidity for the next several years, as of March 31, 2006. Kyocera anticipates that funds to be required to fulfill these debt obligations and commitments will be generated internally from operations.

Contractual obligations	(Yen in millions)
	Less than 1 year	2-3 years	4-5 years	Thereafter	Total
Short-term borrowings*	¥90,865	¥—	¥—	¥—	¥90,865
Interest payments for short-term borrowings*	644	—	—	—	644
Long-term debt (including due within one year)*	16,347	25,617	4,824	2,919	49,707
Interest payments for long-term debt*	377	361	133	102	973
Supply agreement material used in operation	2,482	8,831	10,078	20,697	42,088
Operating Leases	7,785	8,955	3,191	5,437	25,368
Obligations for the acquisition or construction of property, plant and equipment	13,236	—	—	—	13,236

Total Contractual Obligations	¥131,736	¥43,764	¥18,226	¥29,155	¥222,881

Contractual obligations	(U.S. dollars in thousands)
	Less than 1 year	2-3 years	4-5 years	Thereafter	Total
Short-term borrowings*	$776,624	$—	$—	$—	$776,624
Interest payments for short-term borrowings*	5,505	—	—	—	5,505
Long-term debt (including due within one year)*	139,718	218,948	41,231	24,949	424,846
Interest payments for long-term debt*	3,222	3,085	1,137	872	8,316
Supply agreement material used in operation	21,214	75,479	86,136	176,897	359,726
Operating Leases	66,538	76,539	27,274	46,470	216,821
Obligations for the acquisition or construction of property, plant and equipment	113,128	—	—	—	113,128

Total Contractual Obligations	$1,125,949	$374,051	$155,778	$249,188	$1,904,966

*	At March 31, 2006, Kyocera’s contractual obligations were mainly comprised of short-term borrowings and long-term debt including those due within one year, which amounted to ¥90,865 million ($777 million) and ¥49,707 million ($425 million), respectively. Over 80% of those debts were attributable to Kyocera Mita Corporation and Kyocera Leasing Co., Ltd. Kyocera Leasing Co., Ltd. provides financial services such as credit financing and leasing. Due to the nature of its operations, Kyocera Leasing Co., Ltd. had ¥80,351 million ($687 million) of short-term borrowings and ¥25,857 million ($221 million) of long-term debt from banks and other financial institutions at March 31, 2006 as the primary source of funding for operating its business. For Kyocera’s variable interest rate of borrowings and debt, Kyocera utilized the rates in effect as of March 31, 2006 when estimating schedule of interest payments.

In addition to contractual obligations shown in the above tables, Kyocera forecasts to contribute ¥9,058 million ($77 million) to its defined benefit pension plans in fiscal 2007.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Since April 1, 2006, Kyocera implemented a new management system. In June 2005, Kyocera initiated a management system with the roles of the Chief Executive Officer (CEO), the Chief Financial Officer (CFO) and the Chief Operating Officer (COO). Subsequently, however, Kyocera decided that its traditional management system, which had been in place for many years, enables faster decision-making across-the-board through the use of a top management system comprising the chairman, the deputy chairman and the president. With this setup, the chairman takes on the position as the head of the board of directors, providing guidance to the president, while the president has total responsibility for daily business execution. It is also believed that more accurate management decisions can be made with the traditional system as the chairman, the deputy chairman and the president can provide diverse perspectives on critical issues.

The following table shows Kyocera’s Directors and Corporate Auditors as of June 26, 2006.

Name	Date of Birth	Position	Since
Kensuke Itoh	December 17, 1937	Director and Advisor	1975

Yasuo Nishiguchi	October 9, 1943	Director and Advisor	1987

Noboru Nakamura	October 6, 1944	Representative Director and Chairman (Representative Director and President of JAPAN MEDICAL MATERIALS CORPORATION and Representative Director and Chairman of KYOCERA CHEMICAL CORPORATION )	1991 (Chairman 2006)

Name	Date of Birth	Position	Since

Masahiro Umemura	August 8, 1943	Representative Director and Vice Chairman	1991

Yuzo Yamamura	December 4, 1941	Representative Director and Vice Chairman (Representative Director and President of KYOCERA ELCO CORPORATION)	2003

Naoyuki Morita	April 8, 1942	Representative Director and Vice Chairman (Representative Director and Chairman and President of KYOCERA COMMUNICATION SYSTEMS CO., LTD.)	2003

Makoto Kawamura	August 13, 1949	Representative Director and President	2005 (President 2005)

Koji Seki	December 8, 1937	Director (Representative Director and Chairman and President of KYOCERA MITA CORPORATION)	2003

Michihisa Yamamoto	November 13, 1942	Director (Representative Director and President of KYOCERA OPTEC CO., LTD., and General Manager of Corporate Optical Equipment Group)	1987

Isao Kishimoto	November 30, 1943	Director (Representative Director and President of KYOCEA KINSEKI CORPORATION)	1993

Hisao Hisaki	July 2, 1946	Director (General Manager of KYOCERA (TIANJIN) SALES AND TRADING CORPORATION)	1991

Rodney N. Lanthorne	February 5, 1945	Director (Director and President of KYOCERA INTERNATIONAL, INC.)	1989

John S. Gilbertson	December 4, 1943	Director (Director, President and Chief Executive Officer of AVX CORPORATION)	1995

Yasuo Akashi	May 29, 1944	Full-time Corporate Auditor	2003

Yoshihiko Nishikawa	September 11, 1945	Full-time Corporate Auditor	2005

Osamu Nishieda	January 10, 1943	Corporate Auditor(Lawyer)	1993

Shinji Kurihara	July 19, 1932	Corporate Auditor(General Manager of TAKEDA Hospital Research Institute)	2003

Shigekazu Tamura	February 18, 1950	Corporate Auditor(Registered Public Accountant)	2005

Kensuke Itoh has served as a Director and the Advisor of Kyocera Corporation since 2005. He became a Director in 1975, a Managing Director in 1979, and a Senior Managing Director in 1981 and the Chairman of the Board and Representative Director in 1999. He joined Kyocera Corporation in 1959 and has served as Representative Director and Chairman of Kyoto Purple Sanga Ltd.

Yasuo Nishiguchi has served as a Director and the Advisor of Kyocera Corporation since 2006. He became a Director in 1987, a Managing Director in 1989 and a Senior Managing and Representative Director in 1992 and the Chairman of the Board and Representative Director in 2005. He joined Kyocera Corporation in 1975 and has served as the Representative Director and Chairman of Kyocera Leasing Co., Ltd., Chairman of the Board of Directors of Shanghai Kyocera Electronics Co., Ltd., Chairman of the Board of Directors of Dongguan Shilong Kyocera Optics Co., Ltd., Chairman of the Board of Directors of Kyocera Zhenhua Communication Equipment Co., Ltd., Chairman of the Board of Directors of Kyocera Mita Office Equipment (Dongguan) Co., Ltd., Chairman of the Board of Directors of Kyocera (Tianjin) Sales and Trading Corporation and Chairman of the Board of Directors of Kyocera (Tjianjin) Solar Energy Co., Ltd..

Noboru Nakamura has served as a Representative Director and Chairman of Kyocera Corporation since 2006. He became a Director in 1991, a Managing Director in 1995, a Senior Managing and Representative Director in 1997 and an Executive Vice President and Representative Director in 1999. He joined Kyocera Corporation in 1967 and has served as the Representative Director and Chairman of Kyocera Chemical Corporation, Representative Director and President of Japan Medical Materials Corporation, Representative Director and Chairman of Kyocera Solar Corporation, Representative Director and Chairman of Kyocera SLC Technologies Corporation, and Representative Director and Chairman of Kyocera Display Institute Co., Ltd., Representative Director and Chairman of Kyocera International Co., Ltd., and Representative Director and President of Kyoto Fashion Center Ltd.

Masahiro Umemura has served as a Representative Director and Vice Chairman since 2005. He became a Director in 1991, a Managing Director in 1993 and a Senior Managing and Representative Director in 1997 and an Executive Vice President and Representative Director in 1999. He joined Kyocera Corporation in 1966 and is in charge of Finance and Corporate Development Group and has served as the Chairman of the Board of Directors of Shanghai Kyocera Realty Development Co., Ltd. and the Chairman of the Board of Directors of Shanghai Kyocera Trading Co., Ltd.

Yuzo Yamamura has served as a Representative Director and Vice Chairman since 2006. He rejoined Kyocera Corporation as a Director in 2003. He first became a Director in 1987, and retired in 1993. He rejoined Kyocera Corporation as a Senior Managing and Representative Director in 1995 and retired again in 1999. He originally joined Kyocera Corporation in 1965 and has served as the President and Representative Director of Kyocera ELCO Corporation.

Naoyuki Morita has served as a Representative Director and Vice Chairman since 2006. He rejoined Kyocera Corporation as a Director in 2003. He first became a Director in 1987, a Managing Director in 1989 and a Senior Managing and Representative Director in 1995, and retired in 1999. He originally joined Kyocera Corporation in 1967 and has served as the Representative Director and Chairman and President of Kyocera Communication Systems Co., Ltd., and Representative Director and Chairman and President of IT Marketing Humans Inc.

Makoto Kawamura has served as a Representative Director and President of Kyocera Corporation since 2005. He became a Director in 2001 and retired in 2003. He rejoined as a Representative Director, and President in 2005. He has served as Representative Director and Chairman and President in Kyocera Korea Co., Ltd. since 2006. He joined Kyocera Corporation in 1973.

Koji Seki rejoined Kyocera Corporation as a Director in 2003. He first became a Director in 1989 and a Managing Director in 1999, and he retired in 2001. He originally joined Kyocera Corporation in 1982 and has served as the Representative Director and Chairman and President of Kyocera Mita Corporation.

Michihisa Yamamoto has served as a Director of Kyocera Corporation since 1987. He became a Director in 1987, and a Managing Director in 1989 and a Senior Managing and Representative Director in 1992 and an Executive Vice President and a Representative Director in 1999. He joined Kyocera Corporation in 1970 and has served as Representative Director and President of Kyocera Optec Co., Ltd.

Isao Kishimoto has served as a Director of Kyocera Corporation since 1993. He became a Director in 1993, a Managing Director in 1997 and a Senior Managing Director in 2001. He joined Kyocera Corporation in 1967 and has served as Representative Director and President of Kyocera Kinseki Corporation.

Hisao Hisaki has served as a Director of Kyocera Corporation since 1991. He joined Kyocera Corporation in 1969 and has served as Representative Director and President of Kyocera Tianjin Sales and Trading Corporation.

Rodney N. Lanthorne has served as a Director of Kyocera Corporation since 1989. He became a Director in 1989, a Managing Director in 1990 and a Senior Managing and Representative Director in 1999. He joined Kyocera International, Inc. in 1979 and has served as Director and President of Kyocera International, Inc.

John S. Gilbertson has served as a Director of Kyocera Corporation since 1995. He became a Director in 1995 and a Managing Director in 1999. He joined AVX Corporation in 1981 and has served as Director, President and Chief Executive Officer of AVX Corporation.

Yasuo Akashi has served as a Full-time Corporate Auditor of Kyocera Corporation since 2003. He became a Director in 1991, a Managing Director in 1993 and a Senior Managing and Representative Director in 1997. He joined Kyocera Corporation in 1967.

Yoshihiko Nishikawa has served as a Full-time Corporate Auditor of Kyocera Corporation since 2005. He became a Director in 1995 and retired in 2003. He joined Kyocera Corporation in 1970.

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

Kyocera adopts an “executive officer system,” of which objectives are to establish corporate governance appropriate for a global corporation, together with a decision making system responsive to the business environment, and to train the next generation of senior executives.

The following table shows Kyocera’s Executive Officers as of June 26, 2006.

Name	Position

Makoto Kawamura	Executive Officer and President

Isao Yukawa	Senior Managing Executive Officer (General Manager of Corporate Solar Energy Group)

Tatsumi Maeda	Managing Executive Officer (Deputy General Manager of Corporate Solar Energy Group)

Hisashi Sakumi	Managing Executive Officer (General Manager of Corporate Environment and Education Group)

Tsutomu Yamori	Managing Executive Officer (General Manager of Corporate General Affairs Human Resources Group)

Takashi Itoh	Managing Executive Officer (General Manager of Corporate Purchasing Group)

Tetsuo Kuba	Managing Executive Officer (General Manager of Corporate Fine Ceramics Group and Corporate Semiconductor Components Group)

Osamu Nomoto	Managing Executive Officer (General Manager of Corporate Electronic Components Group)

Eiichi Toriyama	Managing Executive Officer (Deputy General Manager of Corporate Electronic Components Group and General Manager of Corporate Electronic Components Sales Division)

Akiyoshi Okamoto	Managing Executive Officer (General Manager of SHANGHAI KYOCERA ELECTRONICS CO., LTD.)

Keijiro Minami	Senior Executive Officer (General Manager of Corporate Legal & Intellectual Property Group)

Goro Yamaguchi	Senior Executive Officer (Deputy General Manager of Corporate Semiconductor Components Group and General Manager of Corporate Semiconductor Components Sales Division)

Yasushi Matsumura	Senior Executive Officer (General Manager of Corporate Thin-Film Devices Group)

Yoshihito Ota	Executive Officer (General Manager of Office of the Chief Executives)

Yasuyuki Yamamoto	Executive Officer (General Manager of Corporate Mobile Communication Equipment Group)

Jyunichi Jinno	Executive Officer (General Manager of Corporate Communication Systems Equipment Group)

Gen Takayasu	Executive Officer (General Manager of Corporate Communication Devices Division, Corporate Semiconductor Components Group)

Name	Position

Nobuhiro Ochiai	Executive Officer (General Manager of Corporate Capacitor Division, Corporate Electronic Components Group)

Jyunzo Katsuki	Executive Officer (Deputy General Manager of Corporate Electronic Components Sales Division, Corporate Electronic Components Group)

Yukihiro Takarabe	Executive Officer (General Manager of Corporate Cutting Tool Group)

Masakazu Mitsuda	Executive Officer (General Manager of Corporate Business Systems Administration Group)

Toshimi Gejima	Executive Officer (General Manager of Automotive Components Division)

Michiaki Furuhashi	Executive Officer (General Manager of General Affairs Division, Corporate General Affairs Human Resources Group)

Mitsuru Imanaka	Executive Officer (Director and President of KYOCERA FINE CERAMICS GmbH)

Shoichi Aoki	Executive Officer (General Manager of Corporate Financial & Accounting Group)

Hiroshi Togi	Executive Officer (General Manager of Corporate Ceramic Packages Division, Corporate Semiconductor Components Group)

Yoshihiro Kano	Executive Officer (General Manager of Corporate Development Group)

Yoichi Yamashita	Executive Officer (General Manager of Corporate Production Technology and Development Group)

Robert Whisler	Executive Officer (Director and President of KYOCERA AMERICA INC.)

John Rigby	Executive Officer (Director and President of KYOCERA INDUSTRIAL CERAMICS CORPORATION)

B. Compensation

The aggregate amount of compensation, including bonuses, paid by Kyocera Corporation and its certain subsidiaries in the fiscal year ended March 31, 2006 to all Directors, Executive Officers and Corporate Auditors of Kyocera Corporation and its certain subsidiaries was ¥1,272 million ($11 million). The aggregate amount includes compensation and bonuses paid during the three months ended June 30, 2006 to one Director and one Corporate Auditor who retired on June 28, 2005, and excludes the lump sum retirement allowance paid to them. The number of Directors, Executive Officers and Corporate Auditors to whom the above aggregate amount relates differs from the number of Directors, Executive Officers and Corporate Auditors as of the filing date of this Form 20-F.

In accordance with customary Japanese business practice, when a Director or Corporate Auditor retires, a proposal to pay a lump sum retirement allowance is submitted to the ordinary general meeting of shareholders for approval. After such approval, the amount to be paid to each Director or Corporate Auditor is consulted with and fixed by the Board of Directors in accordance with Kyocera Corporation’s internal regulations. Annual provisions are made in the accounts of Kyocera Corporation for the estimated cost of the retirement allowance for Directors and Corporate Auditors.

The annual provisions and costs charged to income for such retirement allowance for fiscal 2006 were ¥1,444 million ($12 million).

We have neither disclosed to our shareholders nor otherwise made public any of the information specified in this item for individually named Directors, Officers or Corporate Auditors.

C. Board Practices

In accordance with the requirements of the Company Law of Japan which came into effect on May 1, 2006 (the “Company Law”), our Articles of Incorporation provide for not more than five Corporate Auditors. Corporate Auditors are elected at a general meeting of shareholders, and their normal term of office is four years. However, Corporate Auditors may serve any number of consecutive terms. At least half of the Corporate Auditors must be persons who have not been Directors or employees of Kyocera Corporation or its subsidiaries (“Outside Corporate Auditors”). Corporate Auditors form the Board of Corporate Auditors. Corporate Auditors are under a statutory duty to oversee the administration of our affairs by the Directors, to examine our financial statements and business reports to be submitted by the Board of Directors to the general meetings of shareholders and to report their opinions thereon to the shareholders. They are obliged to attend meetings of the Board of Directors and to express their opinions, but they are not entitled to vote. Corporate Auditors also have a statutory duty to provide their report on the audit report prepared by our independent certified public accountants to the Board of Corporate Auditors, which must submit its audit report to the Board of Directors. The Board of Corporate Auditors will also determine matters relating to the duties of the Corporate Auditors, such as audit policy and methods of investigation of our affairs.

Under the Company Law, the Directors and Corporate Auditors are liable for any damages suffered by us as a result of their violation of laws or regulations or any failure to perform their duties. Under our Articles of Incorporation, any such liabilities incurred by the Outside Corporate Auditors may, except in the case of willful misconduct or gross negligence or in certain other cases, be limited by a liability limitation agreement entered into between the Outside Corporate Auditors and us, up to an amount to be calculated in accordance with the relevant provisions of the Company Law with reference to annual remuneration, retirement allowance and profits received upon exercise or transfer of stock options, if any.

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

D. Employees

At March 31, 2006, Kyocera had 61,468 employees, of whom 2,640 worked in the Fine Ceramic Parts Group, 9,690 worked in the Semiconductor Parts Group, 5,105 worked in the Applied Ceramic Products Group, 21,686 worked in the Electronic Device Group, 3,245 worked in the Telecommunications Equipment Group, 12,364 worked in the Information Equipment Group, 1,542 worked in the Optical Equipment Group, 3,611 worked for Others and 1,585 worked in Corporate. Kyocera’s number of employees at March 31, 2006 increased by 2,909 compared with the number of employees of 58,559 at March 31, 2005.

Kyocera Corporation had 12,457 employees, and their average age and average service years were 38.3 and 15.5, respectively.

Most regular employees of Kyocera Corporation, other than management, are members of the Kyocera Union. Over 90% of Kyocera Corporation’s regular employees are members of this union. The Kyocera Union is only open to Kyocera Corporation employees, not to our Japanese or overseas subsidiaries. The employees at three of our subsidiaries in Japan are unionized. Employees at our Japanese subsidiaries are not otherwise unionized. In the United States, our employees are generally unionized, subsidiaries in other countries are unionized on a case-by-case basis. Employees of our overseas subsidiaries belong to labor unions organized by industry, as opposed to a company specific union like the Kyocera Union. There is no material item to be specifically addressed regarding relationships between labor and management.

E. Share Ownership

As of March 31, 2006, Kyocera’s Directors, Corporate Auditors and Executive Officers owned 1,760,654 shares of Kyocera Corporation in total (1,737,896 shares of common stock of Kyocera Corporation and 22,758 ADRs of Kyocera Corporation), or 1.0% of the outstanding shares of Kyocera Corporation. The numbers of shares owned by each Directors, Corporate Auditors and Executive Officers are shown in the following table.

Name	Title	Number of Shares

Kensuke Itoh	Director and Advisor	557,072

Yasuo Nishiguchi	Director and Advisor	4,095

Noboru Nakamura	Representative Director and Chairman	3,100

Masahiro Umemura	Representative Director and Vice Chairman	5,000

Yuzo Yamamura	Representative Director and Vice Chairman	82,000

Naoyuki Morita	Representative Director and Vice Chairman	5,600

Makoto Kawamura	Representative Director and President	2,000

Koji Seki	Director	2,318

Michihisa Yamamoto	Director	9,232

Isao Kishimoto	Director	4,100

Hisao Hisaki	Director	3,171

Name	Title	Number of Shares

Rodney N. Lanthorne	Director	3,533 (ADR)

John S. Gilbertson	Director	16,656 (ADR)

Yasuo Akashi	Corporate Auditor	6,323

Yoshihiko Nishikawa	Corporate Auditor	2,102

Osamu Nishieda	Corporate Auditor	1,000,037

Shinji Kurihara	Corporate Auditor	500

Shigekazu Tamura	Corporate Auditor	—

Isao Yukawa	Senior Managing Executive Officer	1,200

Tatsumi Maeda	Managing Executive Officer	1,100

Hisashi Sakumi	Managing Executive Officer	9,000

Tsutomu Yamori	Managing Executive Officer	2,000

Takashi Itoh	Managing Executive Officer	9,000

Tetsuo Kuba	Managing Executive Officer	2,000

Osamu Nomoto	Managing Executive Officer	1,315

Eiichi Toriyama	Managing Executive Officer	1,500

Akiyoshi Okamoto	Managing Executive Officer	4,864

Keijiro Minami	Senior Executive Officer	600

Goro Yamaguchi	Senior Executive Officer	3,700

Yasushi Matsumura	Senior Executive Officer	100

Yoshihito Ota	Executive Officer	900

Yasuyuki Yamamoto	Executive Officer	—

Jyunichi Jinno	Executive Officer	—

Gen Takayasu	Executive Officer	500

Name	Title	Number of Shares
Nobuhiro Ochiai	Executive Officer	1,000

Jyunzo Katsuki	Executive Officer	800

Yukihiro Takarabe	Executive Officer	300

Masakazu Mitsuda	Executive Officer	500

Toshimi Gejima	Executive Officer	1,400

Michiaki Furuhashi	Executive Officer	7,867

Mitsuru Imanaka	Executive Officer	1,100

Shoichi Aoki	Executive Officer	200

Hiroshi Togi	Executive Officer	300

Yoshihiro Kano	Executive Officer	—

Yoichi Yamashita	Executive Officer	—

Robert Whisler	Executive Officer	1,429(ADR)

John Rigby	Executive Officer	1,140(ADR)

Stock Option Plans

On June 25, 2003, the stockholders approved Kyocera Corporation’s Board of Directors resolution for approval of the issuance of stock acquisition rights (Plan 2003) to directors, corporate auditors, corporate executive officers and certain key employees of Kyocera. Plan 2003 were granted on September 1, 2003 and fully vested on October 1, 2003 to 1,390 persons to acquire amounts ranging from 600 to 8,000 shares of common stock each, or to acquire 1,070,100 shares of common stock in the aggregate. The exercise price and the exercisable period of Plan 2003 have been set at ¥7,900 per share, and from October 1, 2003 to September 30, 2008.

On June 25, 2004, the stockholders approved Kyocera Corporation’s Board of Directors resolution for approval of the issuance of stock acquisition rights (Plan 2004) to directors, corporate auditors, corporate executive officers and certain key employees of Kyocera. Plan 2004 were granted on September 1, 2004 and fully vested on October 1, 2004 to 1,644 persons to acquire amounts ranging from 600 to 8,000 shares of common stock each, or to acquire 1,243,300 shares of common stock in the aggregate. The exercise price and the exercisable period of Plan 2004 have been set at ¥8,725 per share, and from October 1, 2004 to September 30, 2008.

On June 28, 2005, the stockholders approved Kyocera Corporation’s Board of Directors resolution for approval of the issuance of stock acquisition rights (Plan 2005) to directors, corporate auditors, corporate executive officers and certain key employees of Kyocera. Plan 2005 were granted on September 1, 2005 and fully vested on October 1, 2005 to 1,715 persons to acquire common stock ranging from 600 to 8,000 shares or to acquire 1,301,900 shares of common stock in the aggregate. The exercise price and the exercisable period of Plan 2005 have been set at ¥8,619 per share, and from October 1, 2005 to September 30, 2008.

Kyocera Corporation covers Plan 2003, Plan 2004 and Plan 2005 by utilizing common stock held by Kyocera Corporation (treasury stock).

Towards fiscal 2007, Kyocera Corporation decided not to issue nor grant new stock options utilizing shares of common stock of Kyocera Corporation.

As of May 31, 2006, the amount of common stock to be issued upon the exercise of all outstanding options issued to Directors, Corporate Auditors and Executive Officers is set forth in further detail in the following table. Note, however, that there can be no assurances that the options described above will be exercised in whole or in part.

Option Holder	Title	Total Options Outstanding	Exercise Price per Share
Kensuke Itoh	Director and Advisor	8,000 (Plan 2003) 8,000 (Plan 2004) 8,000 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Yasuo Nishiguchi	Director and Advisor	—	—

Noboru Nakamura	Representative Director and Chairman	6,000 (Plan 2003) 6,000 (Plan 2004) 6,000 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Masahiro Umemura	Representative Director and Vice Chairman	6,000 (Plan 2003) 6,000 (Plan 2004) 8,000 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Yuzo Yamamura	Representative Director and Vice Chairman	6,000 (Plan 2003) 6,000 (Plan 2004) 6,000 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Naoyuki Morita	Representative Director and Vice Chairman	6,000 (Plan 2003) 6,000 (Plan 2004) 6,000 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Makoto Kawamura	Representative Director and President	3,000 (Plan 2003) 4,000 (Plan 2004) 8,000 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Koji Seki	Director	6,000 (Plan 2004) 6,000 (Plan 2005)	8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Michihisa Yamamoto	Director	4,500 (Plan 2003) 6,000 (Plan 2004) 6,000 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Isao Kishimoto	Director	4,000 (Plan 2003) 5,500 (Plan 2004) 6,000 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Hisao Hisaki	Director	2,500 (Plan 2003) 5,000 (Plan 2004) 5,000 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Rodney N. Lanthorne	Director	4,500 (Plan 2003) 4,500 (Plan 2004) 4,500 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

John S. Gilbertson	Director	4,500 (Plan 2003) 4,500 (Plan 2004) 4,500 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Option Holder	Title	Total Options Outstanding	Exercise Price per Share
Yasuo Akashi	Corporate Auditor	3,000 (Plan 2003) 3,000 (Plan 2004) 3,000 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Yoshihiko Nishikawa	Corporate Auditor	3,000 (Plan 2003) 3,000 (Plan 2004) 3,000 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Osamu Nishieda	Corporate Auditor	—	—

Shinji Kurihara	Corporate Auditor	—	—

Shigekazu Tamura	Corporate Auditor	—	—

Isao Yukawa	Senior Managing Executive Officer	4,000 (Plan 2003) 4,000 (Plan 2004) 4,300 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Tatsumi Maeda	Managing Executive Officer	4,000 (Plan 2004) 4,000 (Plan 2005)	8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Hisashi Sakumi	Managing Executive Officer	4,000 (Plan 2003) 4,000 (Plan 2004) 4,000 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Tsutomu Yamori	Managing Executive Officer	4,000 (Plan 2003) 4,000 (Plan 2004) 4,000 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Takashi Itoh	Managing Executive Officer	3,000 (Plan 2003) 3,000 (Plan 2004) 4,000 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Tetsuo Kuba	Managing Executive Officer	1,000 (Plan 2003) 2,500 (Plan 2004) 4,000 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Osamu Nomoto	Managing Executive Officer	1,000 (Plan 2003) 2,500 (Plan 2004) 4,000 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Eiichi Toriyama	Managing Executive Officer	2,500 (Plan 2003) 4,000 (Plan 2004) 4,000 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Akiyoshi Okamoto	Managing Executive Officer	3,000 (Plan 2003) 3,000 (Plan 2004) 3,000 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Keijiro Minami	Senior Executive Officer	1,000 (Plan 2003) 2,500 (Plan 2004) 3,000 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Goro Yamaguchi	Senior Executive Officer	2,500 (Plan 2004) 3,000 (Plan 2005)	8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Yasushi Matsumura	Senior Executive Officer	600 (Plan 2003) 2,500 (Plan 2004) 3,000 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Option Holder	Title	Total Options Outstanding	Exercise Price per Share

Yoshihito Ota	Executive Officer	1,000 (Plan 2003) 2,500 (Plan 2004) 2,500 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Yasuyuki Yamamoto	Executive Officer	2,500 (Plan 2003) 2,500 (Plan 2004) 2,500 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Jyunichi Jinno	Executive Officer	1,000 (Plan 2003) 2,500 (Plan 2004) 2,500 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Gen Takayasu	Executive Officer	1,900 (Plan 2003) 2,500 (Plan 2004) 2,500 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Nobuhiro Ochiai	Executive Officer	2,500 (Plan 2003) 2,500 (Plan 2004) 2,500 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Jyunzo Katsuki	Executive Officer	1,000 (Plan 2003) 2,500 (Plan 2004) 2,500 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Yukihiro Takarabe	Executive Officer	1,000 (Plan 2003) 2,500 (Plan 2004) 2,500 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Masakazu Mitsuda	Executive Officer	1,000 (Plan 2003) 2,500 (Plan 2004) 2,500 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Toshimi Gejima	Executive Officer	2,500 (Plan 2004) 2,500 (Plan 2005)	8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Michiaki Furuhashi	Executive Officer	600 (Plan 2003) 2,500 (Plan 2004) 2,500 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Mitsuru Imanaka	Executive Officer	1,200 (Plan 2003) 1,200 (Plan 2004) 2,500 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Shoichi Aoki	Executive Officer	600 (Plan 2003) 600 (Plan 2004) 2,500 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Hiroshi Togi	Executive Officer	600 (Plan 2004) 2,500 (Plan 2005)	8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Yoshihiro Kano	Executive Officer	600 (Plan 2003) 600 (Plan 2004) 2,500 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Yoichi Yamashita	Executive Officer	600 (Plan 2003) 600 (Plan 2004) 2,500 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Robert Whisler	Executive Officer	2,500 (Plan 2003) 2,500 (Plan 2004) 3,000 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

John Rigby	Executive Officer	2,500 (Plan 2003) 2,500 (Plan 2004) 3,000 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Total		105,600 (Plan 2003) 145,600 (Plan 2004) 167,800 (Plan 2005)

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As far as is known to us, Kyocera is not, directly or indirectly, owned or controlled by any other corporation or by the Japanese or any foreign government, and there is no arrangement which may at a subsequent date result in a change in control of Kyocera.

The following table shows the ten largest stockholders of record of Kyocera Corporation at March 31, 2006.

Name	Shares owned (in thousands)	Ownership (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	13,170	6.88
The Master Trust Bank of Japan, Ltd. (Trust Account)	12,902	6.74
The Bank of Kyoto, Ltd.	7,218	3.77
Kazuo Inamori	6,806	3.56
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	5,076	2.65
The Inamori Foundation	4,680	2.45
Keiai Kosan K.K.	3,550	1.86
Nats Cumuco (Standing proxy: Sumitomo Mitsui Banking Corporation)	3,375	1.76
The Dai-ichi Mutual Life Insurance Company	2,748	1.44
Nippon Life Insurance Company	2,397	1.25
Total	61,922	32.37

None of the above shareholders has voting rights that are different from those of other shareholders.

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

In accordance with the Securities and Exchange Law of Japan, the financial institutions below informed us that they and their related partners became a holder of over 5% of the total issued voting shares of Kyocera Corporation. However, they were not included in the above major shareholders as a single major holder because not all partners of them were shareholders of record as of March 31, 2006.

Filing Date	Name	Shares owned (in thousands)	Ownership (%)
January 5, 2006	Morgan Stanley Japan Limited and its related partners	Holding 8,888 thousand shares as of December 31, 2005	4.65
January 16, 2006	Barclays Global Investors Japan Trust & Banking Co., Ltd. and its related partners	Holding 8,571 thousand shares as of October 31, 2005	4.48
February 15, 2006	The Bank of Tokyo-Mitsubishi UFJ, Ltd. and its related partners	Holding 10,083 thousand shares as of January 31, 2006	5.27

None of the above shareholders has voting rights that are different from those of other shareholders.

According to Citibank N.A., depositary for Kyocera’s ADSs, as of March 31, 2006, 4,965,034 shares of Kyocera’s common stock were held in the form of ADSs and there were 838 ADS holders of record in the United States. According to Kyocera’s register of shareholders, as of March 31, 2006, there were 73,703 holders of Kyocera’s common stock of record worldwide. As of March 31, 2006, there were 109 record holders of Kyocera’s common stock with addresses in the United States, holding 20,600,709 shares of the outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.

B. Related Party Transactions

Significant customer

In fiscal 2006, Kyocera’s sales to KDDI Corporation amounted to ¥97,177 million ($831 million), or 8.2% of consolidated net sales. KDDI Corporation provides telecommunication services, and Kyocera sells mainly telecommunication equipments to KDDI Corporation. Kyocera Corporation made an equity investment in KDDI Corporation when it was founded and currently, a director of Kyocera Corporation is a member of the board of directors of KDDI Corporation. At March 31, 2006, Kyocera Corporation’s equity interest in KDDI Corporation was 12.93%. Kyocera serves KDDI Corporation as an independent vendor in terms of price determination, remittance condition and product distribution. All of the agreements and ongoing contractual commitments between Kyocera and KDDI Corporation have been made on an arm’s-length basis. Kyocera expects that KDDI Corporation will remain a significant customer in the future.

C. Interests of Experts and Counsel

Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Financial Statements

The information required by this item is set forth beginning on page F-2 of this Form 20-F.

Dividend Policy

Since the listing of its shares, Kyocera Corporation has endeavored to increase dividends per share in line with improvements in performance. Kyocera Corporation has also boosted dividends by actively undertaking free share distributions and stock splits. Traditionally, Kyocera Corporation has set dividend amounts with the goal of maintaining stable dividends to shareholders. In the interest of shareholders, however, Kyocera has decided, commencing with the year-end dividend relating to fiscal 2005, to change this policy to establish a greater linkage between dividend amounts and its performance. In particular, Kyocera will determine dividend amounts based on an overall assessment that will take into consideration capital expenditures necessary for the further development of itself from a medium to long-term perspective, while also aiming for a payout ratio of approximately 20 to 25% on a consolidated basis.

Based on this policy, Kyocera Corporation decided that the year-end dividend for fiscal 2006 should be ¥50 per share in the ordinary general meeting of shareholders on June 23, 2006. When aggregated with the interim dividend ¥50 per share, the total annual dividend amount was ¥100 per share.

We held board of directors meeting for the interim dividend on October 27, 2005.

B. Significant Changes

Except as disclosed in this Form 20-F, there have been no significant changes since March 31, 2006.

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

	Tokyo Stock Exchange		New York Stock Exchange
	Price per Share of Common Stock (yen)		Price per American Depositary Share (U.S. dollars)*
Years ended March 31	High	Low	High	Low
2002	12,900	7,000	105.72	53.77
2003	10,070	5,630	80.27	47.96
2004	8,970	5,570	84.66	47.25
2005	9,630	7,080	90.90	67.81
2006	10,830	7,090	91.59	62.58

Most Recent 6 months	High	Low	High	Low
December, 2005	8,860	7,980	74.27	68.73
January, 2006	10,490	8,510	89.00	73.33
February, 2006	10,830	9,960	91.59	85.05
March, 2006	10,610	9,690	89.65	82.41
April, 2006	11,590	10,370	98.01	88.60
May, 2006	10,820	9,200	96.86	83.15

*	The prices of American Depositary Shares are based upon reports by the New York Stock Exchange, with all fractional figures rounded up to the nearest two decimal points.

The following table shows the information about high and low sales prices for each quarterly period in fiscal 2005 and 2006 in respect of the shares of Common Stock of Kyocera Corporation on the Tokyo Stock Exchange, and the American Depositary Shares on the New York Stock Exchange.

For Voting Securities by Fiscal Quarter

		2005
		1st	2nd	3rd	4th
Common Stock:
Market price per share (A)	—High	¥9,630	¥9,380	¥8,320	¥8,080
	—Low	8,110	7,370	7,080	7,120
Cash dividends paid per share		30.00	—	30.00	—
American Depositary Share:
Market price per share (B)	—High	$90.90	$86.20	$77.23	$77.58
	—Low	71.10	67.81	68.86	68.67
Cash dividends paid per share (C)		0.28	—	0.29	—

		2006
		1st	2nd	3rd	4th
Common Stock:
Market price per share (A)	—High	¥8,500	¥8,670	¥8,860	¥10,830
	—Low	7,090	7,640	7,220	8,510
Cash dividends paid per share		50.00	—	50.00	—
American Depositary Share:
Market price per share (B)	—High	$78.45	$78.02	$74.27	$91.59
	—Low	67.20	69.01	62.58	73.33
Cash dividends paid per share (C)		0.45	—	0.41	—

(A)	Price on the Tokyo Stock Exchange
(B)	Price on the New York Stock Exchange
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

Item 10. Additional Information

A. Share Capital

Not Applicable.

B. Memorandum and Articles of Association

General

Set out below is certain information regarding the organization and shares of Kyocera Corporation, including brief summaries of certain provisions of the Articles of Incorporation, the Share Handling Regulations and the Regulations of the Board of Directors of Kyocera Corporation and of the Company Law relating to joint stock corporations (kabushiki kaisha) and certain related legislation, all as currently in effect.

Organization

Kyocera Corporation is a joint stock corporation (kabushiki kaisha) incorporated in Japan under the Company Law. It is registered in the Commercial Register maintained by the Kyoto Local Registry Office of the Ministry of Justice.

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

Directors

Under the Company Law, the Board of Directors has the ultimate responsibility for the management of Kyocera Corporation and each Representative Director, who is elected from among the members of the Board of Directors, has the statutory authority to represent Kyocera Corporation in all respects. Under both the Company Law and the Regulations of the Board of Directors of Kyocera Corporation, the Directors must refrain from engaging in any business competing with Kyocera Corporation unless approved by the Board of Directors and any Director who has a material interest in the subject matter of a resolution to be taken by the Board of Directors cannot vote in such resolution. The Company Law and the Articles of Incorporation of Kyocera Corporation provide that remuneration of Directors and Corporate Auditors shall be determined at a general meeting of shareholders.

Except as stated below, neither the Company Law nor Kyocera Corporation’s Articles of Incorporation make any special provision as to a Director’s or Corporate Auditor’s power to vote in connection with their compensation; or the borrowing powers exercisable by a Representative Director (or a Director who is given power by a Representative Director to exercise such powers), their retirement age or requirement to hold any shares of capital stock of Kyocera Corporation.

The Company Law specifically requires a resolution of the Board of Directors for a joint stock corporation, among other things, to acquire or dispose of material assets; to borrow substantial amounts of money; to employ or discharge from employment important employees, such as executive officers; to establish, change or abolish a material corporate organization such as a branch office; or to issue bonds. A resolution of the Board of Directors is also specifically required for the establishment of a control system to ensure adequacy of Kyocera Corporation’s affairs, such as a control system to ensure the exercise of Directors’ duty to comply with laws and regulations and the Articles of Incorporation of Kyocera Corporation. The Regulations of the Board of Directors of Kyocera Corporation require a resolution of the Board of Directors for Kyocera Corporation, among other things, to issue of bonds or bonds with stock acquisition rights; to borrow, lend or contribute a significant amount of money; to give a guarantee of a significant amount of debt; or to waive the right to receive a significant amount of money. The Regulations of the Board of Directors of Kyocera Corporation defines a “significant amount” as five billion yen or more with respect to borrowing and one hundred million yen or more with respect to other matters. The Regulations of the Board of Directors of Kyocera Corporation also require a resolution of the Board of Directors to approve any transaction between a Director and Kyocera Corporation; allocate remuneration and bonuses of Directors as previously determined or approved by the general meeting of shareholders ; or determine the amount and manner of payment of retirement allowances or condolence money payable to Directors, determination of which has been previously entrusted to the Board of Directors by the general meeting of shareholders.

Capital Stock

Authorized capital

Article 5 of the Articles of Incorporation of Kyocera Corporation provides that the total number of shares authorized for issuance by Kyocera Corporation is 600,000,000 shares. If shares of common stock are retired, the number of shares so retired shall be deducted from the total number of shares authorized to be issued by Kyocera Corporation.

Distributions of Surplus

General

Under the Company Law, distributions of cash or other assets by joint stock corporations to their shareholders, so called “dividends”, are referred to as “distributions of Surplus” (“Surplus” is defined in “– Restriction on distributions of Surplus”). Kyocera Corporation may make distributions of Surplus to its shareholders any number of times per fiscal year, subject to certain limitations described in “– Restriction on distributions of Surplus”. Distributions of Surplus are required in principle to be authorized by a resolution of a general meeting of shareholders, but may also be made pursuant to a resolution of the Board of Directors if all the requirements described in (a) through (c) are met:

(a)	Kyocera Corporation’s Articles of Incorporation provide that the Board of Directors has the authority to decide to make distributions of Surplus;

(b)	the normal term of office of Kyocera Corporation’s Directors is not longer than one year; and

(c)	Kyocera Corporation’s non-consolidated annual financial statements and certain documents for the latest fiscal year present fairly its assets and profit or loss, as required by ordinances of the Ministry of Justice.

In the case of Kyocera Corporation, at present, the requirements in (a) and (b) above are not met. Nevertheless, Kyocera Corporation may make distributions of Surplus in cash as an interim dividend (an “interim dividend”) to its shareholders by resolutions of the Board of Directors once per fiscal year under Kyocera Corporation’s Articles of Incorporation and the Company Law.

Under Kyocera Corporation’s Articles of Incorporation, a year-end dividend may be distributed to shareholders of record as of March 31 of each year pursuant to a resolution of a general meeting of shareholders, and an interim dividend may be distributed to shareholders of record as of September 30 of each year pursuant to a resolution of the Board of Directors. In addition, under the Company Law, Kyocera Corporation may make further distributions of Surplus by resolution of general meetings of shareholders. Kyocera Corporation is not obliged to pay any dividends unclaimed for a period of three years after the date on which they first became payable.

Distributions of Surplus, other than interim dividends, may be made in cash or in kind in proportion to the number of shares held by each shareholder. A resolution of a general meeting of shareholders or the Board of Directors authorizing a distribution of Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of Surplus is to be made in kind, Kyocera Corporation may, pursuant to a resolution of a general meeting of shareholders or (as the case may be) the Board of Directors, grant a right to its shareholders to require Kyocera Corporation to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of Surplus must be approved by a special resolution of a general meeting of shareholders (see “Voting rights” with respect to a “special resolution”).

In Japan the “ex-dividend” date and the record date for dividends precede the date of determination of the amount of the dividend to be paid. The market price of shares generally goes ex-dividend on the third business day prior to the record date.

Restriction on distributions of Surplus

When Kyocera Corporation makes a distribution of Surplus, it must, until the sum of its additional paid-in capital and legal reserve reaches one-quarter of its stated capital, set aside in its additional paid-in capital and/or legal reserve an amount equal to one-tenth of the amount of Surplus so distributed.

The amount of Surplus at any given time must be calculated in accordance with the following formula:

A + B + C + D - (E + F + G)

In the above formula:

“A”	=	the total amount of other capital surplus and other retained earnings, each such amount being that appearing on Kyocera Corporation’s non-consolidated balance sheet as of the end of the last fiscal year

“B”	=	(if Kyocera Corporation has disposed of its treasury stock after the end of the last fiscal year) the amount of the consideration for such treasury stock received by Kyocera Corporation less the book value thereof

“C”	=	(if Kyocera Corporation has reduced its stated capital after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital or legal reserve (if any)

“D”	=	(if Kyocera Corporation has reduced its additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to stated capital (if any)

“E”	=	(if Kyocera Corporation has cancelled its treasury stock after the end of the last fiscal year) the book value of such treasury stock

“F”	=	(if Kyocera Corporation has distributed Surplus to its shareholders after the end of the last fiscal year) the total book value of the Surplus so distributed

“G”	=	certain other amounts set forth in ordinances of the Ministry of Justice , including (if Kyocera Corporation has reduced Surplus and increased its stated capital, additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction and (if Kyocera Corporation has distributed Surplus to its shareholders after the end of the last fiscal year) the amount set aside in its additional paid-in capital or legal reserve (if any) as required by ordinances of the Ministry of Justice

The aggregate book value of Surplus distributed by Kyocera Corporation may not exceed a prescribed distributable amount (the “Distributable Amount”), as calculated on the effective date of such distribution. The Distributable Amount at any given time shall be equal to the amount of Surplus less the aggregate of (a) the book value of its treasury stock, (b) the amount of consideration for any of its treasury stock disposed of by it after the end of the last fiscal year and (c) certain other amounts set forth in ordinances of the Ministry of Justice, including (if the sum of one-half of goodwill and the deferred assets exceeds the total of stated capital, additional paid-in capital and legal reserve, each such amount being that appearing on Kyocera Corporation’s non-consolidated balance sheet as of the end of the last fiscal year) all or certain part of such exceeding amount as calculated in accordance with the ordinances of the Ministry of Justice.

If Kyocera Corporation has become at its option a company with respect to which consolidated balance sheets should also be taken into consideration in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), it will be required to further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of shareholders’ equity appearing on its non-consolidated balance sheet as of the end of the last fiscal year and certain other amounts set forth by an ordinance of the Ministry of Justice over (y) the total amount of shareholders’ equity and certain other amounts set forth by an ordinance of the Ministry of Justice appearing on its consolidated balance sheet as of the end of the last fiscal year.

If Kyocera Corporation has prepared interim financial statements as described below, and if such interim financial statements have been approved by the Board of Directors or (if so required by the Company Law) by a general meeting of shareholders, then the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for any of its treasury stock disposed of by it, during the period in respect of which such interim financial statements have been prepared. Kyocera Corporation may prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet. Interim financial statements so prepared by Kyocera Corporation must be audited by its Corporate Auditors and independent certified public accountants, as required by ordinances of the Ministry of Justice.

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

Notice of a shareholders’ meeting, setting forth the place, time and purpose thereof, must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to the resident proxy or mailing address thereof in Japan) at least two weeks prior to the date set for the meeting. Under the Company Law, such notice may be given to shareholders by electronic means, subject to the consent by the relevant shareholders.

Any shareholder or group of shareholders holding at least 300 voting rights (see “‘Unit’ share system” below) or one percent of the total number of voting rights for six months or more may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a Representative Director at least eight weeks prior to the date set for such meeting. If Kyocera Corporation’s Articles of Incorporation so provide, any of the minimum percentages, time periods and number of voting rights necessary for exercising the minority shareholder rights described above may be decreased or shortened.

Voting rights

A holder of shares constituting one or more whole units (see “‘Unit’ share system” below) is entitled to one vote for each whole unit of shares. However, in general, neither Kyocera Corporation nor any corporate shareholder or certain other entity one-quarter or more of the total voting rights of which are directly or indirectly held by Kyocera Corporation, has voting rights in respect of the shares held by Kyocera Corporation or such entity.

Except as otherwise provided by law or by the Articles of Incorporation of Kyocera Corporation, a resolution can be adopted at a general meeting of shareholders by a majority of the total number of voting rights represented at the meeting. Under the Company Law and Kyocera Corporation’s Articles of Incorporation, however, the quorum for the election of Directors and Corporate Auditors is one-third of the total number of voting rights. Kyocera Corporation’s shareholders are not entitled to cumulative voting in the election of Directors. Shareholders may exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. Kyocera Corporation’s shareholders also may cast their votes in writing. Holders of shares who do not attend a general meeting of shareholders may also exercise their voting rights by electronic means if the Board of Directors approves such method of exercising voting rights.

The Company Law provides that certain important matters shall be approved by a “special resolution” of a general meeting of shareholders. Under Kyocera Corporation’s Articles of Incorporation, the quorum for a special resolution is one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights represented at the meeting is required for adopting a special resolution. Such important matters include:

(i)	purchase of shares by Kyocera Corporation from a specific shareholder other than Kyocera Corporation’s subsidiary;

(ii)	consolidation of shares;

(iii)	issuance or transfer of new shares or existing shares held by Kyocera Corporation as treasury stock to persons other than the shareholders at a “specially favorable” price;

(iv)	issuance of stock acquisition rights (including those incorporated in bonds with stock acquisition rights) to persons other than the shareholders under “specially favorable” conditions;

(v)	removal of Kyocera Corporation’s Corporate Auditor;

(vi)	exemption from a portion of liability of Kyocera Corporation’s Directors, Corporate Auditors or independent auditors;

(vii)	reduction of stated capital (subject to certain exceptions);

(viii)	distribution of Surplus in kind with respect to which shareholders are not granted the right to require Kyocera Corporation to make distribution in cash instead of in kind;

(ix)	any amendment to Kyocera Corporation’s Articles of Incorporation (except for such amendments that may be made without approval by shareholders under the Company Law);

(x)	transfer of the whole or a substantial part of Kyocera Corporation’s business;

(xi)	taking over of the whole of the business of another company requiring shareholders’ approval;

(xii)	dissolution, merger or consolidation requiring shareholders’ approval;

(xiii)	corporate split requiring shareholders’ approval; and

(xiv)	establishment of a parent and wholly-owned subsidiary relationship by way of a share transfer (kabushiki-iten) or share exchange (kabushiki-kokan) requiring shareholders’ approval.

Under the Company Law , Kyocera Corporation’s shareholders will possess various rights, such as the right to review and make copies of its Articles of Incorporation and the register of shareholders, to convene a general meeting of shareholders, to propose a matter to be considered at a general meeting of shareholders, and to bring derivative actions, depending upon the number of shares held by them and the duration of their shareholding.

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

Acquisition by Kyocera Corporation of its capital stock

Kyocera Corporation may acquire shares (i) by soliciting all its shareholders to offer to sell shares held by them (in this case, certain terms of such acquisition, such as the total number of shares to be purchased and the total amount of consideration, shall be set by an ordinary resolution of a general meeting of shareholders in advance, and acquisition shall be effected pursuant to a resolution of the Board of Directors), (ii) from a specific shareholder other than any of Kyocera Corporation’s subsidiaries (pursuant to a special resolution of a general meeting of shareholders), (iii) from any of Kyocera Corporation’s subsidiaries (pursuant to a resolution of the Board of Directors), or (iv) by way of purchase on any Japanese stock exchange on which the shares are listed or by way of tender offer (in either case pursuant to an ordinary resolution of a general meeting of shareholders or a resolution of the Board of Directors). In the case of (ii) above, any other shareholder may make a request to Kyocera Corporation’s Representative Director that such other shareholder be included as a seller in the proposed purchase, provided that no such right will be available if the purchase price or any other consideration to be received by the relevant specific shareholder will not exceed the last trading price of the shares on the relevant stock exchange on the day immediately preceding the date on which the resolution mentioned in (ii) above was adopted (or, if there is no trading in the shares on the stock exchange or if the stock exchange is not open on such day, the price at which the shares are first traded on such stock exchange thereafter).

The total amount of the purchase price of shares may not exceed the Distributable Amount, as described in “Distributions of Surplus – Restriction on distributions of Surplus”.

The Company Law permits Kyocera Corporation to hold shares acquired by it as treasury stock. Treasury stock may be held by Kyocera Corporation for any time period and may be cancelled by resolution of its Board of Directors. Kyocera Corporation may also transfer to any person shares held by it as treasury stock, subject to a resolution of its Board of Directors, and subject also to other requirements similar to those applicable to the issuance of new shares. Kyocera Corporation may also utilize its treasury stock for the purpose of transfer to any person upon exercise of stock acquisition rights or for the purpose of acquiring another company by way of merger, share exchange or corporate split through exchange of treasury stock for shares or assets of the acquired company. No specific approval by the Board of Directors or shareholders at a shareholders meeting is required for this utilization of treasury stock, although the grant of the relevant stock acquisition rights or the relevant merger, share exchange or corporate split must be approved, as the case may be, by the Board of Directors or shareholders at Kyocera Corporation’s shareholders’ meeting.

“Unit” share system

Under Kyocera Corporation’s Articles of Incorporation, 100 shares constitute one “unit”. The Board of Directors is permitted to reduce the number of shares constituting a unit or to abolish the unit share system in its entirety by amending Kyocera Corporation’s Articles of Incorporation without approval by shareholders. The number of shares constituting one unit may not exceed 1,000.

Kyocera Corporation’s Articles of Incorporation and Share Handling Regulations provide that no share certificates shall, in general, be issued with respect to any shares constituting less than one unit. Consequently, no certificates for shares other than a full unit or an integral multiple thereof will be issued (except for the purpose of protection of the holders of shares constituting less than one unit). As the transfer of shares normally requires delivery of the relevant share certificates, any fraction of a unit for which no share certificates are issued will not be transferable.

Under the unit share system, a shareholder has one vote for each unit of shares held by it. Shares not constituting a full unit will carry no voting rights and be excluded for the purposes of calculating the quorum for voting purposes. Moreover, holders of shares constituting less than one unit will have no other shareholder rights if Kyocera Corporation’s Articles of Incorporation so provide, except that such holders may not be deprived of certain rights specified in the Company Law or an ordinance of the Ministry of Justice, including the right to receive distribution of Surplus.

A holder of shares constituting less than one unit may require Kyocera Corporation to purchase such shares at their market value. The Articles of Incorporation and the Share Handling Regulations of Kyocera Corporation provide that a holder of shares constituting less than one unit has the right to require Kyocera Corporation to sell to such holder shares constituting less than one unit which, when added to shares constituting less than one unit currently owned by such holder, shall constitute a full one unit. The request of such purchase or sale may not be withdrawn without Kyocera Corporation’s consent.

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

Except for the general limitation under Japanese anti-trust and anti-monopoly regulations against holding of shares of capital stock of a Japanese corporation which leads or may lead to a restraint of trade or monopoly, and except for general limitations under the Company Law or Kyocera Corporation’s Articles of Incorporation on the rights of shareholders applicable regardless of residence or nationality, there is no limitation under Japanese laws and regulations applicable to Kyocera Corporation or under its Articles of Incorporation on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the shares of capital stock of Kyocera Corporation.

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

On June 26, 2006, the closing price of our shares of Common Stock on the Tokyo Stock Exchange was ¥ 8,830 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥5,000 and ¥10,000 per share, as well as the daily price limit if our per share price were to rise to between ¥10,000 and ¥20,000, or fall to between ¥3,000 and ¥5,000. Other daily price limits would apply if our per share price moved to other ranges.

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

Japan has income tax treaties, conventions or agreements, which generally provide that the rate of withholding tax may not exceed 15% for portfolio investors, with, among others, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland and the United Kingdom. The income tax treaty between Japan and the United Kingdom has recently been amended to reduce the maximum withholding tax rate to 10%, with such amendment to take effect following completion of required procedures. The withholding tax rate is further reduced if investors and Kyocera Corporation have some capital relationship as provided for in an applicable tax treaty.

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

This discussion addresses only United States federal income taxation. An investor should consult its own tax advisor regarding the United States federal, state and local and other tax consequences of owning and disposing of shares or ADSs in its particular circumstances.

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

Taxation of Dividends

Under the United States federal income tax laws, if the investor is a U.S. holder, the gross amount of any dividend paid by Kyocera Corporation out of its current or accumulated earnings and profits, as determined for United States federal income tax purposes, is subject to United States federal income taxation. If the investor is a non-corporate U.S. holder, dividends paid in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable at a maximum rate of 15% provided that the shares or ADSs are held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid with respect to shares or ADSs generally will be qualified dividend income. The investor must include any Japanese tax withheld from the dividend payment in this gross amount even though he does not in fact receive it.

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

Dividends will likely constitute income from sources outside the United States. Dividends paid in taxable years beginning before January 1, 2007 generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income, which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to the investor.

Distributions of additional shares to the investor with respect to shares or ADSs that are made as part of a pro rata distribution to all shareholders of Kyocera Corporation generally will not be subject to United States federal income tax.

Taxation of Capital Gains

If the investor is a U.S. holder and the investor sells or otherwise disposes of his shares or ADSs, the investor will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that the investor realizes and his tax basis, determined in U.S. dollars, in his shares or ADSs. Capital gain of a non-corporate U.S. holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. Additionally, gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

In general, if the investor is a U.S. holder, Kyocera will be a PFIC with respect to the investor if for any of its taxable years in which the investor held Kyocera Corporation’s ADSs or shares:

•	at least 75% of Kyocera’s gross income for the taxable year is passive income, or

•	at least 50% of the value, determined on the basis of a quarterly average of Kyocera’s assets, is attributable to assets that produce or are held for the production of passive income.

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

In addition, notwithstanding any election an investor makes with regard to the shares or ADSs, dividends that it received from us will not constitute qualified dividend income to an investor if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Moreover, an investor’s shares or ADSs will be treated as stock in a PFIC if Kyocera was a PFIC at any time during the investor’s holding period in the shares or ADSs, even if Kyocera is not currently a PFIC. For purposes of this rule, if an investor makes a mark-to-market election with respect to its shares or ADSs, the investor will be treated as having a new holding period in the shares or ADSs beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies. Dividends the investor receives that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, the investor must include the gross amount of any such dividend paid by Kyocera out of its accumulated earnings and profits (as determined for United States federal income tax purposes) in the investor’s gross income, and it will be subject to tax at rates applicable to ordinary income.

If the investor owns shares or ADSs during any year that Kyocera is a PFIC, it must file Internal Revenue Service Form 8621.

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

Kyocera is exposed to market risk, including changes in foreign exchange rates, interest rates and equity prices. In order to hedge against these risks, Kyocera uses derivative financial instruments. Kyocera does not hold or issue derivative financial instruments for trading purposes. Kyocera regularly assesses these market risks based on policies and procedures established to protect against adverse effects of these risks and other potential exposures, primarily by reference to the market value of financial instruments. Although Kyocera may be exposed to losses in the event of non-performance by counterparties, Kyocera believes that its counterparties are creditworthy and does not expect such losses, if any, to be significant. There are no material quantitative changes in market risk exposure at March 31, 2006, when compared to March 31, 2005. In the normal course of business, Kyocera also faces other risks such as country risk, credit risk, or legal risk, but they are not represented in the following tables.

Foreign Currency Exchange Risk

Kyocera enters into foreign currency forward contracts to hedge certain existing assets and liabilities denominated in foreign currencies, principally the U.S. dollar and Euro. All such contracts currently in effect will mature generally within three months. The tables below provide information about Kyocera’s major foreign currency forward contracts existing at March 31, 2006, setting forth the contract amounts, fair value, and weighted average exchange rates. The contract amounts are generally used to calculate the contractual payments to be exchanged under the contracts.

	(Yen in millions) (Pay/Receive) (Except average contractual rates)
Forward exchange contracts to sell foreign currencies	US$/Yen	Euro/Yen	US$/STG
Contract amounts	¥50,398	¥48,297	¥17,375
Fair value	(348)	(1,022)	83
Weighted average contractual rates	0.009	0.007	1.288

	(Yen in millions) (Receive/Pay) (Except average contractual rates)
Forward exchange contracts to purchase foreign currencies	CZK/STG	Yen/ US$
Contract amounts	¥5,775	¥4,107
Fair value	(17)	(29)
Weighted average contractual rates	41.539	116.560

	(U.S. dollars in thousands) (Pay/Receive)
Forward exchange contracts to sell foreign currencies	US$/Yen	Euro/Yen	US$/STG
Contract amounts	$430,752	$412,795	$148,504
Fair value	(2,974)	(8,735)	709

	(U.S. dollars in thousands) (Receive/Pay)
Forward exchange contracts to purchase foreign currencies	CZK/STG	Yen/US$
Contract amounts	$49,359	$35,103
Fair value	(145)	(248)

Interest Rate Risk

Kyocera enters into interest rate swaps and other contracts, which are mainly utilized by a Japanese subsidiary, Kyocera Leasing Co., Ltd., to reduce market risk exposure to changes in interest rates. The following tables provide information about Kyocera’s derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For interest rate swaps, the tables below present notional principal amounts weighted average interest rates by expected (contracted) maturity dates, and fair value. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts.

Other finance receivables (including due within one year)								(Yen in millions)
	Average interest rate	Expected maturity date						Total	Fair value
		2007	2008	2009	2010	2011	Thereafter
Other finance receivables	3.87%	¥36,940	21,031	1,166	1,291	1,596	52,056	¥114,080	¥114,110

Long term debt (including due within one year)								(Yen in millions)
	Average pay rate	Expected maturity date						Total	Fair value
		2007	2008	2009	2010	2011	Thereafter
Loans, principally from banks	0.90%	¥16,347	12,609	13,008	2,596	2,228	2,919	¥49,707	¥49,837

Interest rate swap									(Yen in millions)
Notional principal amount	Average receive rate	Average pay rate	Expected maturity date
			2007	2008	2009	2010	2011	Thereafter	Total	Fair value
(Variable to Fixed)
¥28,850	0.22%	1.73%	¥200	200	23,200	200	5,050	—	¥28,850	¥(511)

Other finance receivables (including due within one year)								(U.S dollars in thousands)
	Average interest rate	Expected maturity date
		2007	2008	2009	2010	2011	Thereafter	Total	Fair value
Other finance receivables	3.87%	$315,726	179,752	9,966	11,034	13,641	444,923	$975,042	$975,299

Long term debt (including due within one year)								(U.S dollars in thousands)
	Average pay rate	Expected maturity date
		2007	2008	2009	2010	2011	Thereafter	Total	Fair value
Loans, principally from banks	0.90%	$139,718	107,769	111,179	22,188	19,043	24,949	$424,846	$425,957

Interest rate swap									(U.S dollars in thousands)
Notional principal amount			Expected maturity date
	Average receive rate	Average pay rate	2007	2008	2009	2010	2011	There-after	Total	Fair value
(Variable to Fixed)
$246,581	0.22%	1.73%	$1,709	1,709	198,291	1,709	43,163	—	$246,581	$(4,368)

Equity Price Risk

Kyocera has marketable equity and debt securities, which are classified as available-for-sale and are carried in the consolidated balance sheets at fair value. Changes in fair value are recognized as other comprehensive income, net of taxes, as a separate component of stockholders’ equity. Gross unrealized gains on marketable equity securities, which were ¥141,059 million ($1,206 million), included ¥111,178 million ($950 million) derived from a rise in the market price of the shares of KDDI Corporation held by Kyocera Corporation. Detailed information appears in Note 3 to The Consolidated Financial Statements included in this Form 20-F. Kyocera evaluates whether declines in fair value of debt and equity securities with readily determinable fair values are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost and the anticipated recoverability of fair value in the future. Other-than-temporary loss on debt and equity securities with readily determinable fair values for the years ended March 31, 2004, 2005 and 2006 amounted to ¥695 million, ¥1 million and ¥113 million ($1 million), respectively. At March 31, 2006, Kyocera held the following available-for-sale marketable equity and debt securities.

	(Yen in millions and U.S. dollars in thousands)
	March 31, 2006
	Cost	Fair Value	Cost	Fair Value
Due within 1 year	¥19,312	¥19,331	$165,060	$165,222
Due after 1 year to 5 years	117,674	116,690	1,005,760	997,351
Due after 5 years	517	547	4,419	4,675
Equity securities	274,985	415,950	2,350,299	3,555,128

Total	¥412,488	¥552,518	$3,525,538	$4,722,376

Item 12. Description of Securities Other Than Equity Securities

Not Applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modification to Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Kyocera’s management, with the participation of its principal executive and principal financial officers, evaluated the effectiveness of Kyocera’s disclosure controls and procedures (as defined in Rules 13a-15(e) under the U.S. Securities Exchange Act of 1934) as of March 31, 2006. Based on that evaluation, Kyocera’s principal executive and principal financial officers concluded that the disclosure controls and procedures were effective as of that date.

Except as described below, no change in Kyocera’s internal control over financial reporting occurred during the year ended March 31, 2006 that has materially affected, or is reasonably likely to materially affect, Kyocera’s internal control over financial reporting.

AVX Corporation, a consolidated subsidiary of Kyocera and an SEC-reporting issuer, reported in its annual report on Form 10-K for the year ended March 31, 2006 that it had taken actions to remediate the material weaknesses in internal control over financial reporting that it had reported in its annual report on Form 10-K for the year ended March 31, 2005 and which are summarized below.

1. AVX Corporation did not maintain effective control over the accounting for the accrual of certain management and employee bonuses. Specifically, AVX Corporation incorrectly accrued certain bonuses that were linked to continuing employment through 2006 that should not have been recognized as expense until employment had been fulfilled. This control deficiency resulted in an audit adjustment to the consolidated financial statements of AVX Corporation for the quarter ended March 31, 2005. AVX Corporation has taken the following actions to remediate this material weakness:

•	Revised, implemented and communicated a financial policy to properly account for the accrual of certain management and employee bonuses;

•	Implemented a review control for the accrual of certain management and employee bonuses based on the revised financial policy.

2. AVX Corporation did not maintain effective controls over access to financial application programs and data. Specifically, certain AVX Corporation personnel had incompatible duties and were permitted unrestricted access to financial application programs and data beyond that needed to perform their individual job responsibilities. Additionally, there were not effective controls in place to monitor users for inappropriate use of programs or access to data. These deficiencies existed in North America, Europe and Asia and in certain systems and processes including cash, accounts receivable, fixed assets, other assets, accounts payable, accrued liabilities, payroll accounts, inventory accounts and the related income statement accounts. This control deficiency did not result in a misstatement to the consolidated financial statements of AVX Corporation. AVX Corporation has taken the following actions to remediate this material weakness:

•	Improved system access controls related to the system user set-up process and annual user recertification to restrict certain employees’ access to financial application programs and data to only that needed to perform their individual job responsibilities;

•	Implemented additional system access monitoring controls over applicable systems for employees with access in the information systems department.

3. AVX Corporation did not perform supervisory reviews over manual journal entries. Specifically, AVX Corporation’s controls over the preparation, review and approval of manual journal entries were ineffective in their design. Manual journal entries are originated in North America, Europe and Asia and in all financial reporting processes. This control deficiency did not result in a misstatement to the consolidated financial statements of AVX Corporation. AVX Corporation has taken the following actions to remediate this material weakness:

•	Implemented a policy and controls for the approval and review of non-recurring manual journal entries;

•	Implemented a review control over a sample of manual journal entries using an audit tool to query certain journal entry types based on specific parameters designed to detect potential errors.

In its annual report on Form 10-K for the year ended March 31, 2006, AVX Corporation reported further that management had evaluated the design of these new procedures, placed them in operation for a sufficient period of time and subjected them to appropriate tests in order to conclude that they are operating effectively. Management concluded that the performance of these actions had resulted in full remediation of the material weaknesses described above.

Item 16A. Audit Committee Financial Expert

Our Board of Corporate Auditors has determined that Shigekazu Tamura, a Corporate Auditor of Kyocera Corporation, is an “audit committee financial expert” as such term is defined by Item 16A of Form 20-F. He was elected as one of Kyocera Corporation’s corporate auditors at the general meeting of shareholders held on June 28, 2005. See Item 6.A. for additional information regarding Mr. Tamura. Mr. Tamura meets the independence requirements imposed on corporate auditors under the Company Law.

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

Item 16C. Principal Accountant Fees and Services

Principal Independent Registered Public Accounting Firm Fees

ChuoAoyama PricewaterhouseCoopers has served as our independent registered public accounting firm for fiscal 2004, fiscal 2005, and fiscal 2006 for which audited financial statements appear in this Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by ChuoAoyama PricewaterhouseCoopers and the related parties of the PricewaterhouseCoopers to Kyocera in fiscal 2005 and fiscal 2006.

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,
	2005	2006	2006
Audit Fees (1)	¥1,363	¥1,335	$11,410
Audit-related Fees (2)	492	299	2,556
Tax Fees (3)	228	353	3,017
All Other Fees (4)	—	38	325

Total	¥2,083	¥2,025	$17,308

1) Amounts represent fees for the annual audit of Kyocera for fiscal 2005 and fiscal 2006, reviews of Kyocera’s financial statements for interim periods, other regulatory filings in fiscal 2005 and fiscal 2006 and the statutory audit of internal control over financial reporting for the U.S. listed subsidiary for fiscal 2006.

2) Amounts primarily represent fees for the audits of employee benefit plans, due diligence services pertaining to potential business acquisitions, consultation on internal control, statutory audits of certain foreign locations and other procedures related to documents filed with the SEC in fiscal 2005 and fiscal 2006.

3) Amounts represent fees for tax services performed by the tax department of the independent registered public accounting firm other than financial audit and international tax compliance in fiscal 2005 and fiscal 2006.

4) All other fees mainly represent fees for advisory assurance services of the preparation of Kyocera’s sustainability report.

Kyocera’s Board of Corporate Auditors determined that the provision of non-audit services by ChuoAoyama PricewaterhouseCoopers to Kyocera during fiscal 2005 and fiscal 2006 was compatible with maintaining the independent registered public accounting firm’s independence.

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

Under the pre-approval procedure for “General Pre-Approval”, each of Kyocera group companies must make a proposal to Kyocera’s Board of Corporate Auditors for the types of services and estimated fee levels of each category of services to be generally pre-approved. Such proposal must be made annually. If such proposal is accepted, Kyocera’s Board of Corporate Auditors includes these services in a “General Pre-Approved List”. In addition, our Board of Corporate Auditors is notified of each such service actually rendered.

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

Item 16D. Exemption from the Listing Standards for Audit Committees

With respect to the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 relating to listed company audit committees, which apply to us through Section 303A.06 of the New York Stock Exchange’s Listed Company Manual, we rely on an exemption provided by paragraph (c)(3) of that Rule available to foreign private issuers with boards of corporate auditors meeting certain requirements. For a New York Stock Exchange-listed Japanese company with a board of corporate auditors, the requirements for relying on paragraph (c)(3) of Rule 10A-3 are as follows:

(a)	The board of corporate auditors must be established, and its members must be selected, pursuant to Japanese law expressly requiring such a board for Japanese companies that elect to have a corporate governance system with corporate auditors.

(b)	Japanese law must and does require the board of corporate auditors to be separate from the board of directors.

(c)	None of the members of the board of corporate auditors is elected by management, and none of the listed company’s executive officers is a member of the board of corporate auditors.

(d)	Japanese law must and does set forth standards for the independence of the members of the board of corporate auditors from the listed company or its management.

(e)	The board of corporate auditors, in accordance with Japanese law or the listed company’s governing documents, must be responsible, to the extent permitted by Japanese law, for the appointment, retention and oversight of the work of any registered public accounting firm engaged (including, to the extent permitted by Japanese law, the resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed company, including its principal accountant which audits its consolidated financial statements included in its annual reports on Form 20-F.

(f)	To the extent permitted by Japanese law:

•	the board of corporate auditors must establish procedures for (i) the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	the board of corporate auditors must have the authority to engage independent counsel and other advisers, as it determines necessary to carry out its duties; and

•	the listed company must provide for appropriate funding, as determined by its board of corporate auditors, for payment of (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for us, (ii) compensation to any advisers employed by the board of corporate auditors, and (iii) ordinary administrative expenses of the board of corporate auditors that are necessary or appropriate in carrying out its duties.

In our assessment, our Board of Corporate Auditors, which meets the requirements for reliance on the exemption in paragraph (c)(3) of Rule 10A-3 described above, is not materially less effective than an audit committee meeting all the requirements of paragraph (b) of Rule 10A-3 (without relying on any exemption provided by that Rule) at acting independently of management and performing the functions of an audit committee as contemplated therein.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth certain information with respect to purchases of our own shares by us and our affiliated purchasers.

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
April 1 to April 30, 2005	1,492	7,615.14	—	—
May 1 to May 31, 2005	1,160	7,907.12	—	—
June 1 to June 30, 2005	1,175	8,310.44	—	—
July 1 to July 31, 2005	3,147	8,404.33	—	—
August 1 to August 31, 2005	1,344	7,904.84	—	—
September 1 to September 30, 2005	1,294	7,806.64	—	—
October 1 to October 31, 2005	1,675	7,639.34	—	—
November 1 to November 30, 2005	673	7,680.47	—	—
December 1 to December 31, 2005	2,386	8,338.39	—	—
January 1 to January 31, 2006	1,496	9,158.61	—	—
February 1 to February 28, 2006	2,652	10,282.84	—	—
March 1 to March 31, 2006	1,364	10,077.76	—	—

Total	19,858	8,563.34	—	—

Note: Under the Company Law, a holder of shares constituting less than one full unit may request Kyocera Corporation to purchase such shares at their market value (See “Memorandum and Articles of Association - Capital stock - “‘Unit’ share system” in “Item 10. Additional Information”). All purchases described in the above table were made pursuant to such requests by shareholders.

PART IV

Item 17. Financial Statements

In lieu of responding to this item, we have responded to Item 18 of this Form 20-F.

Item 18. Financial Statements

The information required by this item is set forth beginning on page F-1 of this Form 20-F.

Item 19. Exhibits

Exhibit Number	Description
1.1	Articles of Incorporation (English translation)

1.2	Share Handling Regulations of the Registrant (English translation)

1.3	Regulations of the Board of Directors of the Registrant (English translation)

1.4	Regulations of the Board of Corporate Auditors of the Registrant (English translation) (incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 21, 2004)

2.1	Specimen common stock certificate of the Registrant (incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 24, 2001)

2.2	Deposit Agreement, dated as of June 29, 1998 among Kyocera Corporation, Citibank N.A. as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt, as amended by Amendment No.1 thereto, dated as of January 5, 1999 (incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 24, 2001)

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

11.1	Code of Ethics (incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 16, 2005)

12.1	Certification of the principal executive officer of the Registrant required by Rule 13a-14(a)

12.2	Certification of the principal financial officer of the Registrant required by Rule 13a-14(a)

13.1	Certification of the principal executive officer of the Registrant required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of the principal financial officer of the Registrant required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Consent of PricewaterhouseCoopers with respect to its report on the audit of the financial statements included in this Form 20-F

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Kyocera Corporation

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Kyocera Corporation and its consolidated subsidiaries at March 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ ChuoAoyama PricewaterhouseCoopers

Osaka, Japan

June 26, 2006

Consolidated Balance Sheets

Kyocera Corporation and Consolidated Subsidiaries

March 31, 2005 and 2006

ASSETS	2005	2006	2006
Current assets:
Cash and cash equivalents (Note 12)	¥310,592	¥300,809	$2,571,017
Short-term investments (Notes 3 and 12)	34,938	87,942	751,641
Trade receivables (Note 6):
Notes	29,552	24,597	210,231
Accounts	201,374	210,393	1,798,231
Short-term finance receivables (Notes 4 and 12)	40,801	39,505	337,650

	271,727	274,495	2,346,112
Less allowances for doubtful accounts and sales returns	(7,981)	(7,425)	(63,462)

	263,746	267,070	2,282,650
Inventories (Note 5)	213,411	190,564	1,628,752
Deferred income taxes (Note 15)	38,659	40,411	345,393
Other current assets	34,229	33,872	289,504

Total current assets	895,575	920,668	7,868,957

Investments and advances:
Investments in and advances to affiliates and unconsolidated subsidiaries (Note 6)	30,623	7,355	62,863
Securities and other investments (Notes 3 and 12)	430,437	553,377	4,729,718

	461,060	560,732	4,792,581
Long-term finance receivables (Notes 4 and 12)	66,427	80,970	692,051
Property, plant and equipment, at cost (Note 8):
Land	55,210	58,286	498,171
Buildings	225,964	249,506	2,132,530
Machinery and equipment	656,780	697,383	5,960,538
Construction in progress	14,384	13,473	115,154

	952,338	1,018,648	8,706,393
Less accumulated depreciation	(693,341)	(733,302)	(6,267,538)

	258,997	285,346	2,438,855
Goodwill (Note 7)	28,110	31,351	267,957
Intangible assets (Note 7)	15,847	31,227	266,898
Other assets	19,503	21,228	181,436

	¥1,745,519	¥1,931,522	$16,508,735

The accompanying notes are an integral part of these statements.

(Yen in millions and U.S. dollars and shares in thousands—Note 2)

LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS’ EQUITY	2005	2006	2006
Current liabilities:
Short-term borrowings (Notes 8 and 12)	¥66,556	¥90,865	$776,624
Current portion of long-term debt (Notes 8 and 12)	44,051	16,347	139,718
Notes and accounts payable:
Trade	86,872	103,503	884,641
Other	34,690	51,997	444,419
Accrued liabilities:
Payroll and bonus	34,821	37,998	324,769
Income taxes	31,180	27,658	236,393
Other	28,849	31,414	268,496
Other current liabilities	17,338	18,841	161,034

Total current liabilities	344,357	378,623	3,236,094

Long-term debt (Notes 8 and 12)	33,557	33,360	285,128
Accrued pension and severance liabilities (Note 9)	31,166	27,092	231,556
Deferred income taxes (Note 15)	96,345	125,686	1,074,239
Other non-current liabilities	4,761	12,742	108,906

Total liabilities	510,186	577,503	4,935,923

Minority interests in subsidiaries	60,482	64,942	555,060
Commitments and contingencies (Note 13)
Stockholders’ equity (Note 14):
Common stock:
Authorized 600,000 shares Issued 191,309 shares	115,703	115,703	988,915
Additional paid-in capital	162,061	161,994	1,384,564
Retained earnings	916,628	967,576	8,269,880
Accumulated other comprehensive income	11,839	72,947	623,479
Common stock in treasury, at cost (Note 10): 3,828 shares at March 31, 2005 and 3,554 shares at March 31, 2006	(31,380)	(29,143)	(249,086)

Total stockholders’ equity	1,174,851	1,289,077	11,017,752

	¥1,745,519	¥1,931,522	$16,508,735

Consolidated Statements of Income

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2006

(Yen in millions and U.S. dollars and shares in thousands, except per share amounts–Note 2)

	2004	2005	2006	2006
Net sales (Note 6)	¥1,140,814	¥1,180,655	¥1,181,489	$10,098,197
Cost of sales	860,224	855,067	838,295	7,164,915

Gross profit	280,590	325,588	343,194	2,933,282
Selling, general and administrative expenses	171,628	224,620	239,987	2,051,171

Profit from operations	108,962	100,968	103,207	882,111
Other income (expenses):
Interest and dividend income	4,883	6,396	8,968	76,650
Interest expense (Note 11)	(1,286)	(1,275)	(1,301)	(11,120)
Foreign currency transaction (losses) gains, net (Note 11)	(1,546)	2,618	(316)	(2,701)
Equity in earnings (losses) of affiliates and unconsolidated subsidiaries (Note 6)	2,575	(1,678)	(1,216)	(10,393)
Loss on impairment of investment in an affiliate (Note 6)	—	—	(3,492)	(29,846)
Gain on sale of investment in an affiliate (Note 6)	491	—	6,931	59,239
Gains on exchange for the shares (Note 3)	—	—	5,294	45,248
Other, net	961	501	3,313	28,316

	6,078	6,562	18,181	155,393

Income before income taxes and minority interests	115,040	107,530	121,388	1,037,504
Income taxes (Note 15):
Current (Note 20)	29,576	52,872	47,521	406,162
Deferred	20,734	5,608	(218)	(1,863)

	50,310	58,480	47,303	404,299

Income before minority interests	64,730	49,050	74,085	633,205
Minority interests	3,356	(3,142)	(4,389)	(37,513)

Net income	¥68,086	¥45,908	¥69,696	$595,692

Earnings per share (Note 18):
Net income:
Basic	¥364.79	¥244.86	¥371.68	$3.18
Diluted	364.78	244.81	371.43	3.17
Cash dividends declared per share:
Per share of common stock	60.00	80.00	100.00	0.85
Weighted average number of shares of common stock outstanding:
Basic	186,643	187,489	187,514
Diluted	186,649	187,528	187,640

The accompanying notes are an integral part of these statements.

Consolidated Statements of Stockholders’ Equity

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2006

(Yen in millions and U.S. dollars and shares in thousands – Note 2)

	Common Stock	Additional Paid-in Capital	Retained Earnings (Note 14)	Accumulated Other Comprehensive Income (Note 14)	Treasury Stock (Note 10)	Comprehensive Income
Balance, March 31, 2003 (184,964)	¥115,703	¥167,675	¥825,057	¥(56,194)	¥(52,034)
Net income for the year			68,086			¥68,086
Foreign currency translation adjustments				(20,693)		(20,693)
Minimum pension liability adjustment - net of taxes of ¥5,419 (Note 9)				9,454		9,454
Net unrealized gains on securities - net of taxes of ¥61,421 (Note 3)				89,136		89,136
Reclassification adjustments for net losses on securities - net of taxes of ¥12 (Note 3)				60		60
Net unrealized gains on derivative financial instruments (Note 11)				32		32
Reclassification adjustments for net losses on derivative financial instruments (Note 11)				251		251

Total comprehensive income for the year						¥146,326

Cash dividends			(11,174)
Purchase of treasury stock (14)					(105)
Reissuance of treasury stock (5)		4			44
Exchange of stock for acquisition of an affiliate (2,529) (Note 21)		(5,607)			20,739
Stock option plan of a subsidiary		19

Balance, March 31, 2004 (187,484)	115,703	162,091	881,969	22,046	(31,356)
Net income for the year			45,908			¥45,908
Foreign currency translation adjustments				6,704		6,704
Minimum pension liability adjustment - net of taxes of ¥125 (Note 9)				(152)		(152)
Net unrealized losses on securities - net of taxes of ¥11,909 (Note 3)				(18,441)		(18,441)
Reclassification adjustments for net losses on securities - net of taxes of ¥1,234 (Note 3)				1,661		1,661
Net unrealized losses on derivative financial instruments (Note 11)				(27)		(27)
Reclassification adjustments for net losses on derivative financial instruments (Note 11)				48		48

Total comprehensive income for the year						¥35,701

Cash dividends			(11,249)
Purchase of treasury stock (21)					(170)
Reissuance of treasury stock (18)		(5)			146
Stock option plan of a subsidiary		(25)

Balance, March 31, 2005 (187,481)	115,703	162,061	916,628	11,839	(31,380)
Net income for the year			69,696			¥69,696
Foreign currency translation adjustments				21,396		21,396
Minimum pension liability adjustment - net of taxes of ¥322 (Note 9)				(428)		(428)
Net unrealized gains on securities - net of taxes of ¥29,400 (Note 3)				42,054		42,054
Reclassification adjustments for net gains on securities - net of taxes of ¥1,206 (Note 3)				(1,866)		(1,866)
Net unrealized losses on derivative financial instruments (Note 11)				(75)		(75)
Reclassification adjustments for net losses on derivative financial instruments (Note 11)				27		27

Total comprehensive income for the year						¥130,804

Cash dividends			(18,748)
Purchase of treasury stock (20)					(170)
Reissuance of treasury stock (294)		(67)			2,407

Balance, March 31, 2006 (187,755)	¥115,703	¥161,994	¥967,576	¥72,947	¥(29,143)

Balance, March 31, 2005	$988,915	$1,385,137	$7,834,427	$101,188	$(268,205)
Net income for the year			595,692			$595,692
Foreign currency translation adjustments				182,872		182,872
Minimum pension liability adjustment - net of taxes of $2,752 (Note 9)				(3,658)		(3,658)
Net unrealized gains on securities - net of taxes of $251,282 (Note 3)				359,436		359,436
Reclassification adjustments for net gains on securities - net of taxes of $10,308 (Note 3)				(15,949)		(15,949)
Net unrealized losses on derivative financial instruments (Note 11)				(641)		(641)
Reclassification adjustments for net losses on derivative financial instruments (Note 11)				231		231

Total comprehensive income for the year						$1,117,983

Cash dividends			(160,239)
Purchase of treasury stock					(1,453)
Reissuance of treasury stock		(573)			20,572

Balance, March 31, 2006	$988,915	$1,384,564	$8,269,880	$623,479	$(249,086)

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2006

(Yen in millions and U.S. dollars in thousands – Note 2)

	2004	2005	2006	2006
Cash flows from operating activities:
Net income	¥68,086	¥45,908	¥69,696	$595,692
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	70,260	65,909	73,186	625,521
Provision for doubtful accounts	2,387	(18)	(466)	(3,983)
Write-down of inventories	14,013	10,405	8,446	72,188
Gain on sale of investment in an affiliate (Note 6)	(491)	—	(6,931)	(59,239)
Gains on exchange for the shares (Note 3)	—	—	(5,294)	(45,248)
Deferred income taxes	20,734	5,608	(218)	(1,863)
Minority interests	(3,356)	3,142	4,389	37,513
Equity in (earnings) losses of affiliates and unconsolidated subsidiaries (Note 6)	(2,575)	1,678	1,216	10,393
Loss on impairment of investment in an affiliate (Note 6)	—	—	3,492	29,846
Gain on settlements of pension plans (Note 9)	(24,870)	—	—	—
Foreign currency adjustments	1,294	(2,391)	272	2,325
Change in assets and liabilities:
(Increase) decrease in receivables	(34,704)	68,558	(9,237)	(78,949)
(Increase) decrease in inventories	(35,751)	(25,598)	21,263	181,735
(Increase) decrease in other current assets	(4,402)	14	(3,331)	(28,470)
Increase (decrease) in notes and accounts payable	20,701	(31,914)	14,390	122,992
(Decrease) increase in accrued income taxes	(9,197)	13,566	(4,720)	(40,342)
Increase (decrease) in other current liabilities	9,441	(1,744)	3,284	28,068
Increase (decrease) in other non-current liabilities	2,761	(11,464)	(118)	(1,008)
Settlement regarding LaPine Case (Note 22)	(35,454)	—	—	—
Other, net	3,698	3,864	1,758	15,026

Total adjustments	(5,511)	99,615	101,381	866,505

Net cash provided by operating activities	62,575	145,523	171,077	1,462,197

Cash flows from investing activities:
Payments for purchases of available-for-sale securities	(10,038)	(81,946)	(98,219)	(839,479)
Payments for purchases of held-to-maturity securities	(27,943)	(10,141)	(11,070)	(94,615)
Payments for purchases of investments and advances	(7,917)	(11,858)	(224)	(1,915)
Sales and maturities of available-for-sale securities	28,954	40,955	50,090	428,120
Maturities of held-to-maturity securities	48,533	8,719	2,340	20,000
Proceeds from sales of investment in an affiliate	5,004	—	24,133	206,265
Payments for purchases of property, plant and equipment	(50,712)	(59,381)	(91,436)	(781,504)
Payments for purchases of intangible assets	(8,157)	(4,820)	(10,589)	(90,504)
Proceeds from sales of property, plant and equipment, and intangible assets	2,720	2,920	3,350	28,632
Acquisition of businesses, net of cash acquired (Note 19)	(2,271)	(2,794)	3	26
Acquisitions of minority interests	—	(5)	(3,575)	(30,556)
Deposit of negotiable certificate of deposits and time deposits	(674)	(112,903)	(132,286)	(1,130,650)
Withdrawal of negotiable certificate of deposits and time deposits	79	95,220	100,923	862,590
Deposit of restricted cash	(1,994)	—	—	—
Withdrawal of restricted cash	52,983	—	—	—
Other, net	1,014	3,540	1,093	9,342

Net cash provided by (used in) investing activities	29,581	(132,494)	(165,467)	(1,414,248)

Cash flows from financing activities:
(Decrease) increase in short-term debt	(23,823)	(18,490)	23,363	199,684
Proceeds from issuance of long-term debt	48,975	21,077	19,876	169,880
Payments of long-term debt	(33,152)	(58,720)	(48,458)	(414,171)
Dividends paid	(12,372)	(12,614)	(20,473)	(174,983)
Net (purchases) sales of treasury stock	(33)	(28)	2,169	18,539
Other, net	(17)	1,431	234	2,000

Net cash used in financing activities	(20,422)	(67,344)	(23,289)	(199,051)

Effect of exchange rate changes on cash and cash equivalents	(8,912)	3,775	7,896	67,487

Net increase (decrease) in cash and cash equivalents	62,822	(50,540)	(9,783)	(83,615)
Cash and cash equivalents at beginning of year	298,310	361,132	310,592	2,654,632

Cash and cash equivalents at end of year	¥361,132	¥310,592	¥300,809	$2,571,017

The accompanying notes are an integral part of these statements.

Notes to The Consolidated Financial Statements

Kyocera Corporation and Consolidated Subsidiaries

1. ACCOUNTING POLICIES

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

Basis of Consolidation and Accounting for Investments in Affiliated Companies:

The consolidated financial statements include the accounts of Kyocera Corporation, its majority-owned subsidiaries and a variable interest entity for which Kyocera Corporation is a primarily beneficiary under the Financial Accounting Standard Board Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities.” The consolidated variable interest entity for which Kyocera Corporation is the primary beneficiary does not have a material effect on Kyocera’s financial position and result of operations. All significant intercompany transactions and accounts are eliminated. Investments in 20% to 50% owned companies are accounted for by the equity method, whereby Kyocera includes in net income its equity in the earnings or losses of these companies.

Revenue Recognition:

Kyocera sells various types of products, including fine ceramic parts, semiconductor parts, and telecommunications equipment. Kyocera recognizes revenue upon completion of the earnings process, which occurs when products are shipped or delivered to the customer in accordance with the terms of an agreement of sale, there is a fixed or determinable selling price, title and risk of loss have been transferred, and collectibility is reasonably assured. Most of these conditions are satisfied at the time of delivery to customers in domestic sales (FOB destination) and at the time of shipment (FOB shipping) for export sales.

Sales returns

Kyocera records an estimated sales return allowance at the time of sales based on its historical returns experience.

Products warranty

At the time of sale, Kyocera accrues a product warranty liability for claims under warranties relating to the products that have been sold. Kyocera records an estimated product warranty liability based on its historical repair experience.

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

Inventories:

Inventories are stated at the lower of cost or market. Cost is determined by the average method for approximately 52% and 57% of finished goods and work in process at March 31, 2005 and 2006, respectively, and by the first-in, first-out method for all other inventories. Kyocera recognizes estimated write-down of inventories for excess, slow-moving and obsolete inventories.

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

Goodwill and Other Intangible Assets:

Kyocera has adopted Statement of Financial Accounting Standards (SFAS) No.142, “Goodwill and Other Intangible Assets.” This requires that, rather than being amortized, goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually, and also following any events or changes in circumstances that might lead to impairment. Intangible assets with definite useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

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

Stock-Based Compensation:

As allowed by SFAS 148, “Accounting for Stock-Based Compensation-Transition and Disclosure,” Kyocera measures stock-based compensation expense using the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employee and its related interpretations.” Accordingly, no compensation expense has been recognized by Kyocera Corporation and AVX Corporation. KWC recognized compensation expense in the Consolidated Statements of Income under APB Opinion No. 25, because KWC has a variable stock option plan.

The following table illustrates the effect on net income and earnings per share if Kyocera had applied the fair value recognition provisions of SFAS No. 123. For purposes of this pro forma disclosure, the fair value of the options is estimated using Black-Scholes option pricing model and amortized ratably to expense over the service period.

	(Yen in millions and U.S. dollars in thousands except per share amounts)
	Years ended March 31,
	2004	2005	2006	2006
Net income, as reported:	¥68,086	¥45,908	¥69,696	$595,692
Add: Stock-based employee compensation expense included in reported net income - net of taxes	25	(25)	—	—
Deduct: Total stock -based employee compensation expense determined under fair value based method for all awards - net of taxes	(4,155)	(2,772)	(1,550)	(13,248)

Pro forma net income	¥63,956	¥43,111	¥68,146	$582,444

Earnings per share:
Net income:
Basic, as reported	¥364.79	¥244.86	¥371.68	$3.18
Basic, pro forma	342.67	229.94	363.42	3.11
Diluted, as reported	364.78	244.81	371.43	3.17
Diluted, pro forma	342.65	229.89	363.17	3.10

Kyocera Corporation

Options granted in the year ended March 31, 2004, 2005 and 2006 had weighted average fair values of ¥3,176, ¥1,946 and ¥959 ($8.20), respectively using the Black-Scholes option pricing model. The following are weighted-average assumptions used for options during the three years ended March 31, 2006.

	Years ended March 31,
	2004	2005	2006
Interest rate	0.75%	0.39%	0.20%
Expected life	4.5 years	3.7 years	2.7 years
Volatility	51.48%	39.09%	28.00%
Expected dividends	0.76%	1.00%	1.30%

AVX Corporation

Options granted in the year ended March 31, 2004, 2005 and 2006 had weighted average fair values of $5.05, $6.07 and $4.91, respectively using the Black-Scholes option pricing model. The following are weighted-average assumptions used for options during the three years ended March 31, 2006.

	Years ended March 31,
	2004	2005	2006
Interest rate	1.43%	3.53%	4.00%
Expected life	4 years	4 years	4 years
Volatility	59.8%	56.0%	55.7%
Expected dividends	1.27%	1.07%	1.31%

Kyocera Wireless Corp.

Options granted in the year ended March 31, 2004, 2005 and 2006 had weighted average fair values of $1.03, $1.48 and $1.01, respectively using the Black-Scholes option pricing model. The following are weighted-average assumptions used for options during the three years ended March 31, 2006.

	Years ended March 31,
	2004	2005	2006
Interest rate	2.99%	3.65%	4.21%
Expected life	5 years	5 years	5 years
Volatility	45.00%	45.00%	45.00%
Expected dividends	—	—	—

Earnings and Cash Dividends per Share:

Basic earnings per share is computed based on the weighted average number of shares outstanding during each period. Diluted earnings per share assumes the dilution that could occur if all options were exercised and resulted in the issuance of common stock.

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

New Accounting Standards:

In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, “Inventory Costs an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 requires that all abnormal idle facility expense, freight, handling costs, and spoilage be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 will not have a material impact on Kyocera’s consolidated results of operations and financial position.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) (SFAS No. 123R), “Share-Based Payments.” This statement is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123R supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related interpretations. SFAS No. 123R requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. SFAS No. 123R establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value based measurement method in accounting for share-based payment transactions with employees except for equity instruments held by employee share ownership plans. SFAS No. 123R was announced to be effective as of the beginning of the first fiscal year that would begin after June 15, 2005, however, on April 14, 2005, the Securities and Exchange Commission Staff postponed implementation of SFAS No. 123R. Kyocera will adopt SFAS No. 123R effective on April 1 2006, and estimates that the impact of SFAS No. 123R will be approximately ¥400 million ($3,419 thousand) on Kyocera’s consolidated results of operations for fiscal 2007.

In March 2005, the FASB issued Interpretation (FIN) No. 47, “Accounting for Conditional Asset Retirement Obligations-an interpretation of SFAS No. 143.” This Interpretation clarifies use of the term conditional asset retirement obligation in SFAS No. 143, “Accounting for Asset Retirement Obligation.” FIN No. 47 requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN No. 47 is effective no later than the end of fiscal years ended after December 15, 2005. The adoption of FIN No.47 did not have a material impact on Kyocera’s consolidated results of operations and financial position.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections-a replacement of APB Opinion No. 20 and SFAS No. 3.” SFAS No. 154 replaces APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement when the pronouncement does not include specific transition provisions. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS No. 154 will depend on the changes, if any, that Kyocera may identify and record in a future period.

In November 2005, the FASB issued FASB Staff Position 115-1 and 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (FSP FAS 115-1 and FAS 124-1). FSP FAS 115-1 and FAS 124-1 explains the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. In addition, it also addresses accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairment. FSP FAS 115-1 and FAS 124-1 is effective in reporting periods beginning after December 15, 2005. The adoption of FSP FAS 115-1 and FAS 124-1 did not have a material impact on Kyocera’s consolidated results of operations and financial position.

Reclassifications:

Certain reclassifications of previously reported amounts have been made to the consolidated statements of income, cash flows and corresponding footnote disclosures for the year ended March 31, 2004 and 2005 to conform to the current year presentation. Such reclassifications have no effect on net assets, net income and cash flows.

2. U.S. DOLLAR AMOUNTS

The consolidated financial statements as of and for the year ended March 31, 2006 presented herein are expressed in the Japanese yen, and, solely for the convenience of the readers, have been translated into the U.S. dollar at the rate of ¥117 for US$1, the rate prevailing on March 31, 2006.

This translation should not be construed as a representation that the yen amounts shown could be so converted into the U.S. dollar at ¥117 for US$1 or at any other rate.

3. INVESTMENTS IN DEBT AND EQUITY SECURITIES

Available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of tax. Held-to-maturity securities are recorded at amortized cost. In gross unrealized gains and losses on equity securities, ¥55,056 million of gross unrealized gain at March 31, 2005 and ¥111,178 million ($950,239 thousand) of gross unrealized gain at March 31, 2006 were derived from a fluctuation in the market value of the shares of KDDI Corporation held by Kyocera Corporation.

Kyocera evaluates whether the declines in fair value of debt and equity securities with readily determinable fair values are other- than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost, and the anticipated recoverability in fair value. Other-than-temporary loss on debt and equity securities with readily determinable fair values for the years ended March 31, 2004, 2005 and 2006 amounted to ¥695 million, ¥1 million and ¥113 million ($966 thousand), respectively.

Due to the merger of Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc., on October 1, 2005, Kyocera’s holding shares in UFJ Holdings, Inc. were exchanged for shares of the new company, Mitsubishi UFJ Financial Group, Inc. As a result of this share exchange, Kyocera recognized a gain in the amount of ¥5,281 million ($45,137 thousand) for the year ended March 31, 2006 in accordance with Emerging Issues Task Force (EITF) 91-5, “Nonmonetary Exchange of Cost-Method Investments”.

Investments in debt and equity securities classified as availabe-for-sale securities and held-to-maturity securities at March 31, 2005 and 2006, included in short-term investments (current assets) and in securities and other investments (non-current assets) are summarized as follows:

	(Yen in millions)
	March 31,
	2005				2006
	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Available-for-sale securities:
Corporate debt securities	¥2,024	¥2,029	¥13	¥8	¥3,745	¥3,908	¥184	¥21
Other debt securities	73,886	73,773	199	312	133,758	132,660	29	1,127
Equity securities	272,006	343,208	71,448	246	274,985	415,950	141,059	94

Total available-for-sale securities	347,916	419,010	71,660	566	412,488	552,518	141,272	1,242

Held-to-maturity securities:
Other debt securities	22,900	22,545	—	355	34,398	34,015	—	383

Total held-to-maturity securities	22,900	22,545	—	355	34,398	34,015	—	383

	¥370,816	¥441,555	¥71,660	¥921	¥446,886	¥586,533	¥141,272	¥1,625

	(U.S. dollars in thousands)
	March 31, 2006
	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Available-for-sale securities:
Corporate debt securities	$32,008	$33,402	$1,573	$179
Other debt securities	1,143,231	1,133,846	248	9,633
Equity securities	2,350,299	3,555,128	1,205,632	803

Total available-for-sale securities	3,525,538	4,722,376	1,207,453	10,615

Held-to-maturity securities:
Other debt securities	294,000	290,726	—	3,274

Total held-to-maturity securities	294,000	290,726	—	3,274

	$3,819,538	$5,013,102	$1,207,453	$13,889

At March 31, 2006, the contractual maturities of available-for-sale and held-to-maturity securities are summarized as follows:

	(Yen in millions and U.S. dollars in thousands)
	March 31, 2006
	Available-for-Sale		Held-to-Maturity		Available-for-Sale		Held-to-Maturity
	Cost*	Aggregate Fair Value	Cost*	Aggregate Fair Value	Cost*	Aggregate Fair Value	Cost*	Aggregate Fair Value
Due within 1 year	¥19,312	¥19,331	¥18,602	¥18,451	$165,060	$165,222	$158,991	$157,701
Due after 1 year to 5 years	117,674	116,690	15,796	15,564	1,005,760	997,351	135,009	133,025
Due after 5 years	517	547	—	—	4,419	4,675	—	—
Equity securities	274,985	415,950	—	—	2,350,299	3,555,128	—	—

	¥412,488	¥552,518	¥34,398	¥34,015	$3,525,538	$4,722,376	$294,000	$290,726

*	Cost represents amortized cost for held-to-maturity securities and acquisition cost for available-for-sale securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

Proceeds from sales of available-for-sale securities and the related gross realized gains and losses for the years ended March 31, 2004, 2005 and 2006 are as follows:

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,
	2004	2005	2006	2006
Proceeds from sales of available-for-sale securities	¥3,427	¥22,701	¥46,925	$401,068
Gross realized gains	219	2,046	2,155	18,419
Gross realized losses	0	4,224	2,393	20,453

For the purpose of computing gains and losses, the cost of those securities is determined by the moving average method.

Kyocera’s available-for-sale securities were classified by its length of an unrealized loss position at March 31, 2005 and 2006 as follows:

	(Yen in millions)
	March 31, 2005
	within 1 year		over 1 year		Total
	Aggregate Fair Value	Unrealized Losses	Aggregate Fair Value	Unrealized Losses	Aggregate Fair Value	Unrealized Losses
Corporate debt securities	¥773	¥8	¥—	¥—	¥773	¥8
Other debt securities	9,364	24	12,606	288	21,970	312
Equity securities	5,514	238	98	8	5,612	246

	¥15,651	¥270	¥12,704	¥296	¥28,355	¥566

	(Yen in millions)
	March 31, 2006
	within 1 year		over 1 year		Total
	Aggregate Fair Value	Unrealized Losses	Aggregate Fair Value	Unrealized Losses	Aggregate Fair Value	Unrealized Losses
Corporate debt securities	¥1,012	¥21	¥—	¥—	¥1,012	¥21
Other debt securities	131,942	1,127	—	—	131,942	1,127
Equity securities	1,252	87	25	7	1,277	94

	¥134,206	¥1,235	¥25	¥7	¥134,231	¥1,242

	(U.S. dollars in thousands)
	March 31, 2006
	within 1 year		over 1 year		Total
	Aggregate Fair Value	Unrealized Losses	Aggregate Fair Value	Unrealized Losses	Aggregate Fair Value	Unrealized Losses
Corporate debt securities	$8,650	$179	$—	$—	$8,650	$179
Other debt securities	1,127,709	9,633	—	—	1,127,709	9,633
Equity securities	10,701	743	214	60	10,915	803

	$1,147,060	$10,555	$214	$60	$1,147,274	$10,615

At March 31, 2005 and 2006, the number of individual available-for-sale securities in an unrealized loss position held by Kyocera were 38 and 33, respectively.

4. FINANCE RECEIVABLES

Finance receivables at March 31, 2005 and 2006 consist of the following:

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2005	2006	2006
Investments in financing leases (a):
Minimum lease payments receivable	¥7,311	¥7,469	$63,838
Unearned lease income	(591)	(639)	(5,462)

	6,720	6,830	58,376
Less-allowance for doubtful accounts (c)	(576)	(501)	(4,282)

	6,144	6,329	54,094
Less-current portion	(2,875)	(2,499)	(21,359)

	¥3,269	¥3,830	$32,735

Other finance receivables (b)	¥115,364	¥119,911	$1,024,880
Less-allowance for doubtful accounts (c)	(14,343)	(5,831)	(49,838)

	101,021	114,080	975,042
Less–current portion	(37,863)	(36,940)	(315,726)

	¥63,158	¥77,140	$659,316

	¥66,427	¥80,970	$692,051

(a)	Investments in financing leases consist primarily of direct financing leases of telecommunications equipment and information equipment. Future minimum lease payments to be received for each of the five fiscal years and thereafter are as follows:

Years ending March 31,	(Yen in millions and U.S. dollars in thousands)
2007	¥2,854	$24,393
2008	1,928	16,479
2009	1,314	11,231
2010	870	7,436
2011	409	3,496
2012 and thereafter	94	803

	¥7,469	$63,838

(b)	Other finance receivables consist primarily of installment loans to unrelated third parties.

Investments in loans of ¥6,871 million and ¥5,146 million ($43,983 thousand) at March 31, 2005 and 2006 were considered to be impaired, for which valuation allowances at March 31, 2005 and 2006 were provided of ¥4,610 million and ¥3,567 million ($30,487 thousand), respectively, calculated under SFAS No.114, “Accounting by Creditors for Impairment Loan” and included in allowances for doubtful accounts.

The average recorded investments in impaired loans for the years ended March 31, 2004, 2005 and 2006 were ¥16,695 million, ¥9,567 million and ¥6,179 million ($52,812 thousand), respectively. The related recognized interest income for the years ended March 31, 2004, 2005 and 2006 were ¥52 million, ¥43 million and ¥34 million ($291 thousand), respectively.

The principal amount of the loan on which interest income was no longer accrued at March 31, 2005 and 2006 were ¥14,143 million and ¥6,207 million ($53,051 thousand), respectively. The loans, on which the collection of the principal was past due ninety days or more and on which interest income were still accrued, at March 31, 2005 were ¥385 million, and at March 31, 2006 were none.

(c)	Changes in allowances for doubtful accounts on finance receivables are as follows:

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2004	2005	2006	2006
Beginning balance	¥49,578	¥36,315	¥14,919	$127,513
Provision charged to income	500	508	326	2,786
Charge-offs	(13,763)	(21,904)	(8,913)	(76,179)

Ending balance	¥36,315	¥14,919	¥6,332	$54,120

5. INVENTORIES

Inventories at March 31, 2005 and 2006 are as follows:

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2005	2006	2006
Finished goods	¥102,538	¥95,492	$816,171
Work in process	42,267	38,425	328,419
Raw materials and supplies	68,606	56,647	484,162

	¥213,411	¥190,564	$1,628,752

6. INVESTMENTS IN AND ADVANCES TO AFFILIATES

Kyocera Corporation owned a 36.02% interest in Taito Corporation, a major affiliate which operates in the electric amusement business and accounted for its investment by the equity method. On September 28, 2005, Kyocera Corporation sold its entire holding of shares of Taito Corporation in a tender offer bid for Taito shares by Square Enix Co., Ltd., a Japanese game software developer. As a result of this sale of Taito Corporation shares, Kyocera Corporation recorded a gain of ¥6,931 million ($59,239 thousand).

Kyocera Mita Corporation owns a 30% interest in Triumph-Adler AG Group (TA), a distributor of office equipment and accounted for its investment by the equity method. Kyocera recognized loss on impairment of investment in an affiliate of ¥3,492 million ($29,846 thousand) due to an extended decline in its market value for the year ended March 31, 2006.

Kyocera Corporation owned a 13.33% interest in DDI Pocket, Inc. (DDI Pocket) which operates a Personal Handyphone System (PHS) business. In October 2004, Kyocera Corporation purchased an additional 16.67% ownership interest for ¥9,993 million to expand sales in its PHS-related business. Due to its cumulative ownership interest of 30%, Kyocera accounts for its investment by the equity method. DDI Pocket changed its name to WILLCOM, INC. (WILLCOM) in February 2005.

Kyocera’s investment in WILLCOM, which was ¥3,571 million ($30,521 thousand) at March 31, 2006 accounted for by the equity method, is pledged as collateral for loans from financial institutions of WILLCOM.

Kyocera Corporation had owned a 27.48% interest in SK TELETECH CO., LTD (SKTT). On March 26, 2004, Kyocera Corporation sold all of its shares of SKTT and recorded its gain of ¥491 million.

On March 31, 2005, Taito Corporation and TA were listed companies and on March 31, 2006, TA was a listed company. The market values of investments in those listed affiliates at March 31, 2005 and 2006 were ¥21,740 million and ¥2,669 million ($22,812 thousand), respectively.

Related party transactions with the affiliates, accounted for by the equity method is as follows:

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2005	2006	2006
Kyocera’s investments in and advances to affiliates	¥30,471	¥7,107	$60,744
Kyocera’s trade receivables from affiliates	6,363	15,851	135,479

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,
	2004	2005	2006	2006
Kyocera’s equity in earnings of affiliates	¥2,323	¥(1,712)	¥(1,311)	$(11,205)
Kyocera’s sales to affiliates	5,686	21,320	43,330	370,342

7. GOODWILL AND OTHER INTANGIBLE ASSETS

Intangible assets subject to amortization are summarized as follows:

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2005		2006		2006
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Patent rights	¥24,747	¥20,045	¥31,755	¥15,546	$271,410	$132,872
Software	16,458	9,957	24,314	13,019	207,812	111,273
Other	6,814	2,355	6,754	3,031	57,727	25,906

Total	¥48,019	¥32,357	¥62,823	¥31,596	$536,949	$270,051

The carrying amounts of intangible assets having an indefinite life at March 31, 2005 was ¥185 million, and there was no such intangible assets having an indefinite life at March 31, 2006.

Intangible assets acquired during the year ended March 31, 2006 totaled ¥25,483 million ($217,803 thousand) and primarily consist of patent rights of ¥16,980 million ($145,128 thousand) and software of ¥7,674 million ($65,590 thousand).

The weighted average amortization periods for patent rights and software are 5 years and 4 years, respectively.

Total amortization of intangible assets during the years ended March 31, 2004, 2005 and 2006 amounted to ¥9,201 million, ¥7,016 million and ¥10,077 million ($86,128 thousand), respectively.

The estimated aggregate amortization expenses for intangible assets for the next five years are as follows:

Years ending March 31,	(Yen in millions and U.S. dollars in thousands)
2007	¥9,501	$81,205
2008	7,886	67,402
2009	6,651	56,846
2010	4,194	35,846
2011	1,256	10,735

The changes in the carrying amounts of goodwill by reporting segment for the years ended March 31, 2005 and 2006 are as follows:

	(Yen in millions and U.S. dollars in thousands)
	Fine Ceramic Parts Group	Semiconductor Parts Group	Applied Ceramic Products Group	Electronic Device Group	Information Equipment Group	Others	Total
Balance at March 31, 2004	¥—	¥—	¥6,233	¥16,983	¥580	¥1,458	¥25,254
Goodwill acquired during the year	—	—	—	—	—	2,674	2,674
Translation adjustments	—	—	60	116	6	—	182

Balance at March 31, 2005	—	—	6,293	17,099	586	4,132	28,110
Goodwill acquired during the year	100	912	150	754	44	5	1,965
Translation adjustments	—	—	603	619	54	—	1,276

Balance at March 31, 2006	¥100	¥912	¥7,046	¥18,472	¥684	¥4,137	¥31,351

Balance at March 31, 2005	$—	$—	$53,786	$146,145	$5,009	$35,316	$240,256
Goodwill acquired during the year	855	7,795	1,282	6,444	376	43	16,795
Translation adjustments	—	—	5,154	5,291	461	—	10,906

Balance at March 31, 2006	$855	$7,795	$60,222	$157,880	$5,846	$35,359	$267,957

Kyocera tested goodwill and other intangible assets for impairment in the three months ended March 31, 2006 and no impairment loss was recognized.

8. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2005 and 2006 are comprised of the following:

Loans, principally from banks with average interest rate of 1.01% and 0.71% at March 31, 2005 and 2006, respectively.

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2005	2006	2006
Unsecured	¥66,556	¥90,865	$776,624

Long-term debt at March 31, 2005 and 2006 are comprised of the following:

Loans, principally from banks with interest ranging from 0.15% to 5.85% and from 0.15% to 5.45% at March 31, 2005 and 2006, respectively.

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2005	2006	2006
Secured	¥4,850	¥4,149	$35,461
Unsecured	72,758	45,558	389,385

	77,608	49,707	424,846
Less, portion due within one year	(44,051)	(16,347)	(139,718)

	¥33,557	¥33,360	$285,128

Aggregate maturities of long-term debt at March 31, 2006 are as follows:

Years ending March 31,	(Yen in millions and U.S. dollars in thousands)
2008	¥12,609	$107,769
2009	13,008	111,179
2010	2,596	22,188
2011	2,228	19,043
2012 and thereafter	2,919	24,949

	¥33,360	$285,128

Kyocera’s assets pledged as collateral of property, plant and equipment, net of accumulated depreciation for long-term debt at March 31, 2005 and 2006 were ¥4,920 million and ¥5,692 million ($48,650 thousand), respectively.

9. BENEFIT PLANS

Domestic:

a. Defined benefit plans

At March 31, 2006, Kyocera Corporation and its major domestic subsidiaries sponsor funded defined benefit pension plans or unfunded retirement and severance plans for their employees.

Kyocera Corporation adopted a variable expected interest rate for benefits paid for pensioners, which is linked with the long- term interest rate prevailing in Japan instead of a fixed expected interest rate, effective April 2004.

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

Benefits under the plans at the domestic major subsidiaries generally are based on the current rate of the base salary, employee’s position, length of service period and conditions at the time of retirement.

The following table sets forth the funded status of the benefit plans at Kyocera Corporation and its major domestic subsidiaries at March 31, 2005 and 2006:

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2005	2006	2006
Change in projected benefit obligations:
Projected benefit obligation at beginning of year	¥120,076	¥104,484	$893,026
Increase by acquisition of subsidiaries	1,032	—	—
Service cost	6,494	6,661	56,931
Interest cost	2,385	2,045	17,479
Amendment	(21,095)	(832)	(7,111)
Actuarial loss	152	1,464	12,513
Benefits paid	(4,560)	(3,292)	(28,137)

Projected benefit obligation at end of year	104,484	110,530	944,701
Change in plan assets:
Fair value of plan assets at beginning of year	93,774	107,265	916,795
Increase by acquisition of subsidiaries	222	—	—
Actual return on plan assets	2,799	6,482	55,402
Employer contribution	14,531	9,043	77,290
Benefits paid	(4,061)	(2,870)	(24,530)

Fair value of plan assets at end of year	107,265	119,920	1,024,957

Funded status	2,781	9,390	80,256
Unrecognized net loss	32,686	28,557	244,077
Prior service cost not yet recognized	(58,665)	(55,051)	(470,521)
Unrecognized net transition obligation	743	522	4,461

Net amount recognized	¥(22,455)	¥(16,582)	$(141,727)

Amounts recognized in the statements of financial position consist of:
Prepaid benefit cost	¥—	¥657	$5,615
Accrued benefit liability	(22,455)	(17,239)	(147,342)

Net amount recognized	¥(22,455)	¥(16,582)	$(141,727)

Accumulated benefit obligation at end of year	¥101,229	¥106,963	$914,214

Pension plans with an accumulated benefit obligation in excess of plan assets:
Projected benefit obligation	¥24,869	¥25,731	$219,923
Accumulated benefit obligation	22,041	22,477	192,111
Fair value of plan assets at end of year	6,702	8,653	73,957

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,
	2004	2005	2006	2006
Net pension cost includes the following components:
Service cost	¥7,094	¥6,494	¥6,661	$56,931
Interest cost	4,140	2,385	2,045	17,479
Expected return on plan assets	(1,087)	(1,789)	(2,159)	(18,453)
Amortization of transition obligation	943	221	221	1,889
Amortization of prior service cost	(1,913)	(2,283)	(4,445)	(37,991)
Recognized actuarial loss	2,343	1,243	1,350	11,538
Proportionate amount of net unrecognized loss related to the entire Employee
Pension Fund*	22,833	—	—	—
Difference between projected benefit obligations and accumulated benefit obligations for a substitutional portion of Employee Pension Fund*	(3,255)	—	—	—
Settlement gain for a withdrawal from Employee Pension Fund*	(5,953)	—	—	—

Net periodic pension cost	¥25,145	¥6,271	¥3,673	$31,393

Kyocera Corporation and domestic subsidiaries use a December 31 measurement date for their plans. Certain domestic subsidiaries use a March 31 measurement date for their plans.

Assumptions used to determine benefit obligations at measurement dates are as follows:

	March 31,
	2005	2006
Discount rate	2.0%	1.75%-2.0%

Rate of increase in compensation levels was not used in the calculation of benefit obligations under the “point system.”

Assumptions used to determine net periodic pension costs at measurement dates for the years are as follows:

	Years ended March 31,
	2004	2005	2006
Discount rate	2.0%	2.0%	2.0%
Rate of increase in compensation levels	3.0%	3.0%	—
Expected long-term rate of return on plan assets	0.6%-4.0%	2.0%-2.5%	2.0%-2.5%

Rate of increase in compensation levels for the year ended March 31, 2006 was not used in the calculation of net periodic pension costs under the “point system.”

Kyocera determines its expected long-term rate of return on plan assets based on the defined yields of life insurance company general account, which occupies major part of plan assets categories, and its consideration of the current expectations for future returns and the historical returns of other plan assets categories in which it invests.

Plan assets categories at the measurement date are as follows:

	March 31,
	2005	2006
Life insurance company general account	66.6%	65.1%
Equity securities	15.8%	21.9%
Debt securities	14.3%	9.5%
Cash and cash equivalents	2.4%	2.2%
Other	0.9%	1.3%

	100.0%	100.0%

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

Kyocera Corporation and its major domestic subsidiaries forecast to contribute ¥8,613 million ($73,615 thousand) to the defined benefit pension plans in the year ending March 31, 2007.

Estimated future benefit payments are as follows:

Years ending March 31,	(Yen in millions and U.S. dollars in thousands)
2007	¥3,019	$25,803
2008	3,481	29,752
2009	4,150	35,470
2010	4,282	36,598
2011	4,291	36,675
2012 to 2016	25,441	217,444

*	Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities and Withdrawal from Employee Pension Fund

Kyocera Corporation, Kyocera Mita Corporation (KMC) and Kyocera Chemical Corporation (KCC) had adopted Employee Pension Fund (EPF), which was established pursuant to the Japanese Welfare Pension Insurance Law (JWPIL) until the year ended March 31, 2004. In accordance with the JWPIL, a portion of the government’s social security pension program, under which the employer and employee contribute an equal amount, was contracted out to the employer (substitutional portion). Kyocera Corporation and KMC added it to its own non-contributory pension plan (corporate portion).

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

(Yen in millions)
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

Subsidy was all included as a reduction of SG&A expenses, and periodic pension costs related to the settlement for a substitutional portion of EPF was allocated ¥13,735 million into cost of sales and ¥5,843 million into SG&A expenses in the Consolidated Statement of Income for the year ended March 31, 2004.

KCC withdrew from the EPF sponsored by Toshiba Corporation, in which KCC had participated, in the year ended March 31, 2004. The accounting for this withdrawal was in accordance with SFAS No. 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.”

b. Other plan

Kyocera Corporation and its major domestic subsidiaries also provide for lump- sum severance benefits with respect to directors and corporate auditors. To reserve future payments of lump-sum severance benefits to directors and corporate auditors, annual provisions are made in the accounts for the estimated cost of this termination plan, which is not funded.

Foreign:

a. Pension plans

Kyocera International, Inc. and its consolidated subsidiaries (KII) and AVX Corporation and its consolidated subsidiaries (AVX), which are both consolidated U.S. subsidiaries of Kyocera Corporation, maintain non-contributory defined benefit pension plans in the United States and contributory defined benefit pension plans outside the United States. The KII plan covers substantially all full-time employees in the United States, of which benefits are based on years of service and the employees’ average compensation. AVX sponsors various defined benefit pension plans covering certain employees. Pension benefits provided to certain U.S. employees covered under collective bargaining agreements are based on a flat benefit formula. Effective December 31, 1995, AVX froze benefit accruals under its U.S. non-contributory defined benefit pension plan for a significant portion of the employees covered under collective bargaining agreements. AVX’s pension plans for certain European employees provide for benefits based on a percentage of final pay. AVX’s funding policy is to contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws.

The following table sets forth the funded status of the KII’s and AVX’s plans at March 31, 2005 and 2006:

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2005	2006	2006
Change in benefit obligations:
Benefit obligation at beginning of year	¥20,109	¥22,142	$189,248
Service cost	845	433	3,701
Interest cost	1,186	1,252	10,701
Plan participants’ contributions	94	90	769
Actuarial loss	861	2,590	22,137
Benefits paid	(817)	(979)	(8,368)
Curtailment	(698)	—	—
Foreign exchange adjustment	562	1,272	10,872

Benefit obligation at end of year	22,142	26,800	229,060
Change in plan assets:
Fair value of plan assets at beginning of year	14,495	16,893	144,385
Actual return on plan assets	1,520	2,079	17,769
Employer contribution	1,278	630	5,385
Plan participants’ contributions	94	90	769
Benefits paid	(817)	(979)	(8,368)
Other expenses	(48)	(621)	(5,307)
Foreign exchange adjustment	371	1,589	13,581

Fair value of plan assets at end of year	16,893	19,681	168,214
Funded status	(5,249)	(7,119)	(60,846)
Unrecognized net loss	4,223	6,124	52,342
Prior service cost not yet recognized	22	15	128

Net amount recognized	¥(1,004)	¥(980)	$(8,376)

Amounts recognized in the statements of financial position consist of:
Accrued benefit liability	¥(4,789)	¥(5,615)	$(47,991)
Intangible assets	29	21	179
Accumulated other comprehensive income	3,756	4,614	39,436

Net amount recognized	¥(1,004)	¥(980)	$(8,376)

Accumulated benefit obligation at end of year	¥20,752	¥25,054	$214,137

Pension plans with an accumulated benefit obligation in excess of plan assets:
Projected benefit obligation	¥14,478	¥26,800	$229,060
Accumulated benefit obligation	14,328	25,054	214,137
Fair value of plan assets at end of year	9,982	19,681	168,214

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,
	2004	2005	2006	2006
Net pension cost includes the following components:
Service cost	¥642	¥845	¥433	$3,701
Interest cost	1,163	1,186	1,252	10,701
Expected return on plan assets	(1,031)	(1,118)	(1,283)	(10,966)
Amortization of prior service cost	22	13	13	111
Recognized actuarial gain	212	166	163	1,393

Net periodic pension cost	¥1,008	¥1,092	¥578	$4,940

AVX and KII use a December 31 measurement date for their plans.

Assumptions used to determine benefit obligations at measurement dates are as follows:

	March 31,
	2005	2006
Discount rate	4.50%-6.00%	4.25%-5.50%
Rate of increase in compensation levels	1.25%-4.50%	2.00%-4.50%

Assumptions used to determine net periodic pension costs at measurement dates for the years are as follows:

Years ended March 31,
	2004	2005	2006
Discount rate	5.75%-6.75%	5.25%-6.00%	4.50%-6.00%
Rate of increase in compensation levels	1.50%-4.50%	1.25%-4.50%	1.25%-4.50%
Expected long-term rate of return on plan assets	7.00%-8.50%	7.00%-8.50%	6.30%-8.50%

AVX and KII determine their expected long-term rate of return on plan assets based on the consideration of the current expectations for future returns and the historical returns of other plan assets categories in which they invest.

AVX’s and KII’s plan assets categories at the measurement date are as follows:

	March 31,
	2005	2006
Equity securities	63.6%	65.9%
Debt securities	34.2%	33.2%
Cash and cash equivalents	1.6%	0.9%
Other	0.6%	—

	100.0%	100.0%

KII’s long-term strategy is for target allocation of 65%-75% equity securities and 20%-35% debt securities for its defined benefit plans. AVX’s long-term strategy is for target allocation of 40% equity and 60% fixed income for its U.S. defined benefit plans and 60% equity and 40% fixed income for its non-U.S. defined benefit plans.

AVX forecasts to contribute ¥445 million ($3,803 thousand) to the defined benefit pension plans in the year ending March 31, 2007.

AVX’s and KII’s estimated future benefit payments are as follows:

Years ending March 31,	(Yen in millions and U.S. dollars in thousands)
2007	¥ 838	$ 7,162
2008	882	7,538
2009	933	7,974
2010	999	8,538
2011	1,014	8,667
2012 to 2016	6,418	54,855

b. Savings plans

KII and AVX maintain retirement savings plans which allow eligible U.S. employees to defer part of their annual compensation.

AVX also maintains a non-qualified deferred compensation program which permits key employees to annually elect to defer a portion of their compensation until retirement.

Contributions to the plans for the years ended March 31, 2004, 2005 and 2006 were ¥889 million, ¥853 million and ¥928 million ($7,932 thousand), respectively.

10. STOCK OPTIONS PLANS

Domestic:

Kyocera Corporation provides directors, corporate auditors, corporate executive officers and certain key employees of Kyocera with stock option plans. Under the plans, they were granted options to purchase Kyocera Corporation’s shares of common stock at a price determined by the higher of (1) multiplying by 1.1 the average market price of Kyocera Corporation’s common stock in previous month of the date of the grant or (2) the market price of Kyocera Corporation’s common stock at the date of the grant. The options vest and are exercisable.

On June 28, 2005, the stockholders approved Kyocera Corporation’s Board of Directors resolution for approval of the issuance of stock acquisition rights (Plan 2005) to directors, corporate auditors, corporate executive officers and certain key employees of Kyocera. Plan 2005 were granted on September 1, 2005 and fully vested on October 1, 2005 to 1,715 persons to acquire common stock ranging from 600 to 8,000 shares or to acquire 1,301,900 shares of common stock in the aggregate. The exercise price and the exercisable period of Plan 2005 have been set at ¥8,619 per share, and from October 1, 2005 to September 30, 2008, respectively. Kyocera Corporation covers Plan 2005 by utilizing common stock held by Kyocera Corporation (treasury stock).

At March 31, 2006, Kyocera Corporation reserved 3,086,800 shares of its common stock for the plans.

The following table summarizes information on stock option plans for the years ended March 31, 2004, 2005 and 2006:

	Number of Options	Weighted Average Exercise Price
Balance at March 31, 2003	1,342,600	¥8,831
Granted	1,068,900	7,900
Exercised	(3,600)	7,900
Expired and cancelled*	(1,366,900)	8,815

Balance at March 31, 2004	1,041,000	7,900
Granted	1,243,300	8,725
Exercised	(15,200)	7,900
Expired and cancelled	(81,300)	8,290

Balance at March 31, 2005	2,187,800	8,354
Granted	1,301,900	8,619	$73.67
Exercised	(292,600)	7,970	68.12
Expired and cancelled	(110,300)	8,467	72.37

Balance at March 31, 2006	3,086,800	8,498	72.63

Weighted average contractual life 2.5 years	3,086,800	¥8,498	$72.63

Exercisable options:
At March 31, 2004
Exercise price ¥7,900	1,041,000	¥7,900

At March 31, 2005
Exercise price ¥7,900 and ¥8,725	2,187,800	8,354

At March 31, 2006
Exercise price ¥7,900, ¥8,725 and ¥8,619	3,086,800	8,498	$72.63

*	1,291,300 options were expired.

The fair value of options at the date of grant during the years ended 2004, 2005 and 2006 were calculated using the Black Scholes model with the following assumptions:

	Years ended March 31,
	2004	2005	2006	2006
Fair value	¥3,176	¥1,946	¥959	$8.20
Interest rate	0.75%	0.39%	0.20%
Expected life	4.5 years	3.7 years	2.7 years
Volatility	51.48%	39.09%	28.00%
Expected dividends	0.76%	1.00%	1.30%

Foreign:

AVX has four fixed option plans. Under the 1995 stock option plan, as amended, AVX could grant options to employees for the purchase of up to an aggregate of 9,300,000 shares of common stock. Under the Non-Employee Directors’ stock option plan, as amended, AVX could grant options for the purchase of up to an aggregate of 650,000 shares of common stock. No awards were made under these two plans after August 1, 2005. Under the 2004 stock option plan AVX may grant options to officers and key employees for the purchase of up to an aggregate of 10,000,000 shares of common stock. Under the 2004 Non- Employee Directors’ stock option plan, AVX may grant options for the purchase of up to an aggregate of 1,000,000 shares of common stock. Under all plans, the exercise price of each option shall not be less than the market price of AVX’s stock on the date of grant and an option’s maximum term is 10 years. Options granted under the 1995 stock option plan and the 2004 stock option plan vest as to 25% annually and options granted under the Non-Employee Directors’ stock option plan and the 2004 Non-Employee Directors’ stock option plan vest as to one third annually.

The following table summarizes the transactions of AVX’s stock option plans for the years ended March 31, 2004, 2005 and 2006:

	Number of Options	Weighted Average Exercise Price
Balance at March 31, 2003	4,239,855	$15.48
Granted	546,400	11.87
Exercised	(121,838)	8.08
Expired and cancelled	(70,400)	22.03

Balance at March 31, 2004	4,594,017	15.15
Granted	620,000	14.03
Exercised	(31,559)	9.23
Expired and cancelled	(274,582)	16.41

Balance at March 31, 2005	4,907,876	15.01
Granted	525,000	11.43
Exercised	(501,330)	11.48
Expired and cancelled	(126,931)	23.90

Balance at March 31, 2006	4,804,615	14.72

Price range $29.30 (weighted average contractual life 4.2 years)	547,000	$29.30
Price range $17.00 to $25.50 (weighted average contractual life 5.4 years)	1,029,250	18.51
Price range $11.29 to $16.94 (weighted average contractual life 7.7 years)	2,032,615	12.44
Price range $7.50 to $11.25 (weighted average contractual life 2.1 years)	1,195,750	8.68

Exercisable options:
At March 31, 2004	3,064,771	$14.72
At March 31, 2005	3,515,221	15.36
At March 31, 2006	3,422,716	15.43

The fair value of options at the date of grant for the years ended March 31, 2004, 2005 and 2006 were calculated using the Black Scholes model with the following weighted average assumptions:

	Year ended March 31,
	2004	2005	2006
Fair value	$5.05	$6.07	$4.91
Interest rate	1.43%	3.53%	4.00%
Expected life	4 years	4 years	4 years
Volatility	59.8%	56.0%	55.7%
Expected dividends	1.27%	1.07%	1.31%

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

The following table summarizes information on the stock option plan for the years ended March 31, 2004, 2005 and 2006:

	Number of Options	Weighted Average Exercise Price
Balance at March 31, 2003	3,329,103	$2.46
Granted	651,828	2.61
Exercised	—	—
Expired and cancelled	(638,570)	2.46

Balance at March 31, 2004	3,342,361	2.49
Granted	446,575	3.11
Exercised	(12,341)	2.25
Expired and cancelled	(683,311)	2.65

Balance at March 31, 2005	3,093,284	2.54
Granted	409,425	1.41
Exercised	—	—
Expired and cancelled	(1,324,193)	2.48

Balance, March 31, 2006	2,178,516	2.37

Price range $1.41 to $3.45 (weighted average contractual life 6.14 years)	2,178,516	$2.37

Exercisable options:
At March 31, 2004	2,118,490	$2.36
At March 31, 2005	2,070,369	2.39
At March 31, 2006	1,797,675	2.46

The fair value of options at the date of grant for the years ended March 31, 2004, 2005 and 2006 were calculated using the Black Scholes model with the following weighted average assumptions:

	Years ended March 31,
	2004	2005	2006
Fair value	$1.03	$1.48	$1.01
Interest rate	2.99%	3.65%	4.21%
Expected life	5 years	5 years	5 years
Volatility	45.00%	45.00%	45.00%
Expected dividends	—	—	—

11. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Kyocera’s activities expose it to a variety of market risks, including the effects of changes in foreign currency exchange rates and interest rates. Approximately 60% of Kyocera’s revenues are generated from overseas customers, which exposes it to foreign currency exchange rates fluctuations. These financial exposures are monitored and managed by Kyocera as an integral part of its overall risk management program. Kyocera’s risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

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

Cash Flow Hedges

Kyocera uses interest rate swaps mainly to convert a portion of its variable rate debt to fixed rates. Kyocera charged deferred net losses of ¥251 million and ¥78 million from accumulated other comprehensive income to interest expense in the consolidated statement of income for the years ended March 31, 2004 and 2005, as a result of the execution of the hedged transactions.

Also, Kyocera uses certain foreign currency forward contracts designated as cash flow hedges to protect against foreign currency exchange rate risks inherent in its forecasted transactions related to purchase commitments and sales. Kyocera charged deferred net gains of ¥30 million and deferred net losses of ¥27 million ($231 thousand) from accumulated other comprehensive income to foreign currency transaction (losses) gains, net in the consolidated statement of income for the years ended March 31, 2005 and 2006, as a result of the execution of the hedged transactions.

Net unrealized losses on derivative financial instruments in accumulated other comprehensive income at March 31, 2005 and 2006, were ¥27 million and ¥75 million ($641 thousand), respectively.

Other Derivatives

Kyocera’s main direct foreign export sales and some import purchases are denominated in the customers’ and suppliers’ local currency, principally the U.S. dollar, Euro and STG. Kyocera purchases foreign currency forward contracts with terms normally lasting less than three months to protect against the adverse effects that exchange-rate fluctuations may have on foreign-currency-denominated trade receivables and payables. Kyocera does not adopt hedge accounting for such derivatives. The gains and losses on both the derivatives and the foreign-currency-denominated trade receivables and payables are recorded as foreign currency transaction (losses) gains, net in the consolidated statements of income.

The aggregate contract amounts of derivative financial instruments to which hedge accounting is not applied are as follows:

	March 31,
	2005	2006	2006
Foreign currency forward contracts to sell	¥99,159	¥118,911	$1,016,333
Foreign currency forward contracts to purchase	2,487	8,572	73,265
Interest rate swaps	19,496	13,000	111,111

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values of financial instruments at March 31, 2005 and 2006 and the methods and assumptions used to estimate the fair value are as follows:

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2005		2006		2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Non-derivatives:
Assets:
Cash and cash equivalents (a)	¥310,592	¥310,592	¥300,809	¥300,809	$2,571,017	$2,571,017
Short-term investments (b)	34,938	34,919	87,942	87,791	751,641	750,350
Short-term finance receivables (c)	37,863	37,923	36,940	36,946	315,726	315,778
Securities and other investments (b)	430,437	430,092	553,377	553,144	4,729,718	4,727,727
Long-term finance receivables (c)	63,158	63,158	77,140	77,164	659,316	659,521

	¥876,988	¥876,684	¥1,056,208	¥1,055,854	$9,027,418	$9,024,393

Liabilities:
Short-term borrowings (a)	¥(66,556)	¥(66,556)	¥(90,865)	¥(90,865)	$(776,624)	$(776,624)
Current portion of long-term debt (c)	(44,051)	(44,106)	(16,347)	(16,367)	(139,718)	(139,889)
Long-term debt (c)	(33,557)	(33,844)	(33,360)	(33,470)	(285,128)	(286,068)

	¥(144,164)	¥(144,506)	¥(140,572)	¥(140,702)	$(1,201,470)	$(1,202,581)

Derivatives:
Foreign currency forward contracts to sell (d)	¥(1,504)	¥(1,504)	¥(1,271)	¥(1,271)	$(10,863)	$(10,863)
Foreign currency forward contracts to purchase (d)	(37)	(37)	(27)	(27)	(231)	(231)
Interest rate swaps (d)	(969)	(969)	(511)	(511)	(4,368)	(4,368)

Both short-term finance receivables and long-term finance receivables in the above do not include investments in direct financing leases.

(a)	The carrying amount approximates fair value because of the short maturity of these instruments.

(b)	The fair value is based on quoted market prices. It was not practicable to estimate the fair value of investments in unlisted common stock because of the lack of the market price and difficulty in estimating fair value without incurring excessive cost, and Kyocera did not identify any events or changes in circumstances that may have had a significant adverse effect on these investments. The aggregated carrying amounts of these investments included in the table at March 31, 2005 and 2006 were ¥2,584 million and ¥2,258 million ($19,299 thousand), respectively.

(c)	The fair value is estimated by discounting cash flows, using current interest rates for instruments with similar terms and remaining maturities.

(d)	The fair value is estimated based on quotes from financial institutions.

13. COMMITMENTS AND CONTINGENCIES

At March 31, 2006, Kyocera had contractual obligations for the acquisition or construction of property, plant and equipment aggregating ¥13,236 million ($113,128 thousand) principally due within one year.

Kyocera is lessee under long-term operating leases primarily for office space and equipment. Rental expenses for operating leases were ¥9,899 million, ¥10,680 million and ¥10,719 million ($91,615 thousand) for the years ended March 31, 2004, 2005 and 2006, respectively.

Future minimum lease commitments under non-cancelable operating leases at March 31, 2006 are as follows:

Years ending March 31,	(Yen in millions and U.S. dollars in thousands)
2007	¥7,785	$66,538
2008	6,012	51,385
2009	2,943	25,154
2010	1,837	15,701
2011	1,354	11,573
2012 and thereafter	5,437	46,470

	¥25,368	$216,821

Kyocera has purchase agreements for a part of its anticipated amount of a certain material. Under the agreements, during the year ended March 31, 2006, Kyocera purchased ¥827 million ($7,068 thousand) and is obligated to purchase ¥42,088 million ($359,726 thousand) in total by the end of December 2015.

Kyocera guarantees the debt of employees, customers and an unconsolidated subsidiary. At March 31, 2006, each amount of these guarantees was ¥185 million ($1,581 thousand), ¥363 million ($3,103 thousand) and ¥550 million ($4,701 thousand). The financial guarantees are made in the form of commitments and letters of awareness issued to financial institutions and generally obligate Kyocera to make payments in the event of default by the borrowers. Kyocera also guarantees the leasing debts of customers of the Information Equipment Group. At March 31, 2006, the amount of such guarantee was ¥510 million ($4,359 thousand).

Kyocera is subject to various lawsuits and claims, which arise, in the ordinary course of business. Kyocera consults with legal counsel and assesses the likelihood of adverse outcome of these contingencies. Kyocera records liabilities for these contingencies when the likelihood of an adverse outcome is probable and the amount is reasonably estimated. However, based on the information available, management believes that damages, if any, resulting from these actions will not have a significant effect on Kyocera’s consolidated results of operations and financial position.

14. STOCKHOLDERS’ EQUITY

Under the Commercial Code of Japan (the “Code”), the entire amount of the issue price of new shares issued is required to be capitalized as stated capital, although Kyocera Corporation may, by resolution of its Board of Directors, capitalize an amount not exceeding one-half of the issue price of the new shares as additional paid-in capital.

The Code requires a domestic company to appropriate as a legal reserve an amount equal to at least 10% of the amount paid out by it as appropriation of retained earnings (including any payment by way of annual dividend and bonuses to Directors and Corporate Auditors) for the period or equal to 10% of any interim dividend until the sum of the legal reserve and the additional paid-in capital equals 25% of its stated capital. The legal reserve and additional paid-in capital may be transferred to stated capital through suitable director actions or used to reduce a deficit through suitable stockholder actions. The appropriated legal reserve at March 31, 2006 included in retained earnings was ¥18,724 million ($160,034 thousand).

The Code provides certain restrictions on payment of dividends in connection with the repurchased treasury stock. At March 31, 2006, Kyocera Corporation reserved ¥29,143 million ($249,086 thousand) of treasury stock repurchased mainly for stock options, which are restricted as to the payment of cash dividends. The amount of statutory retained earnings of Kyocera Corporation available for the payment of dividends to stockholders at March 31, 2006 was ¥599,041 million ($5,120,009 thousand).

Kyocera Corporation’s Board of Directors, with subsequent approval by the stockholders, has declared annual appropriations of retained earnings for various purposes, totaling ¥557,137 million ($4,761,855 thousand) at March 31, 2006. Any disposition of such appropriations shall be at the discretion of the Board of Directors and stockholders. Such appropriations have not been segregated from retained earnings in the accompanying consolidated financial statements.

Kyocera’s equity in retained earnings or deficits of affiliates and unconsolidated subsidiaries accounted for by the equity method of accounting aggregating ¥ (15,996 million) ($(136,718 thousand)) at March 31, 2006 was included in retaining earnings.

Changes in accumulated other comprehensive income are as follows:

	(Yen in millions and U.S. dollars in thousands)
	Foreign Currency Translation Adjustments	Minimum Pension Liability Adjustments	Net Unrealized Gains (Losses) on Securities	Net Unrealized Gains (Losses) on Derivative Financial Instruments	Total Accumulated Comprehensive Income
Balance at March 31, 2003	¥(14,977)	¥(10,931)	¥(29,955)	¥(331)	¥(56,194)
Net change for the year	(20,693)	9,454	89,196	283	78,240

Balance at March 31, 2004	(35,670)	(1,477)	59,241	(48)	22,046
Net change for the year	6,704	(152)	(16,780)	21	(10,207)

Balance at March 31, 2005	¥(28,966)	¥(1,629)	¥42,461	¥(27)	¥11,839
Net change for the year	21,396	(428)	40,188	(48)	61,108

Balance at March 31, 2006	¥(7,570)	¥(2,057)	¥82,649	¥(75)	¥72,947

Balance at March 31, 2005	$(247,573)	$(13,923)	$362,915	$(231)	$101,188
Net change for the year	182,872	(3,658)	343,487	(410)	522,291

Balance at March 31, 2006	$(64,701)	$(17,581)	$706,402	$(641)	$623,479

15. INCOME TAXES

Income before income taxes and income taxes for the years ended March 31, 2004, 2005 and 2006 are made up of the following components:

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,
	2004	2005	2006	2006
Income before income taxes:
Domestic	¥118,564	¥93,190	¥97,229	$831,017
Foreign	(3,524)	14,340	24,159	206,487

Total income before income taxes	¥115,040	¥107,530	¥121,388	$1,037,504

Income taxes:
Current income taxes:
Domestic	¥23,391	¥47,666	¥40,306	$344,496
Foreign	6,185	5,206	7,215	61,666

Total current income taxes	29,576	52,872	47,521	406,162

Deferred income taxes:
Domestic	22,927	(723)	(1,940)	(16,581)
Foreign	(2,193)	6,331	1,722	14,718

Total deferred income taxes	20,734	5,608	(218)	(1,863)

Total income taxes	¥50,310	¥58,480	¥47,303	$404,299

In Japan, a company is subject to a number of taxes, based on income, which in the aggregate indicate normal statutory income tax rates for the years ended 2004, 2005 and 2006 of approximately 42.0%, 41.0% and 41.0%, respectively.

Reconciliations between the Japanese statutory income tax rate and Kyocera’s effective tax rate for the years ended March 31, 2004, 2005 and 2006 are as follows:

	Years ended March 31,
	2004	2005	2006
Japanese statutory tax rate	42.0%	41.0%	41.0%
Difference in statutory tax rates of foreign subsidiaries	(2.5)	(4.0)	(2.7)
Change in valuation allowance	4.0	8.4	4.7
Tax credit for research and development expenses	(0.9)	(2.2)	(3.5)
Adjustments of transfer pricing (Note 20)	—	11.9	—
Tax rate change	0.4	—	—
Other	0.7	(0.7)	(0.5)

Effective income tax rate	43.7%	54.4%	39.0%

The components of the deferred tax assets and deferred tax liabilities at March 31, 2005 and 2006 are as follows:

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2005	2006	2006
Deferred tax assets:
Enterprise tax	¥2,579	¥2,152	$18,393
Inventories	19,587	18,750	160,256
Allowance for doubtful accounts	3,883	2,689	22,983
Accrued expenses	5,324	7,127	60,914
Employee benefits	17,266	19,422	166,000
Depreciation	27,697	27,209	232,556
Securities	822	2,252	19,248
Net operating losses and tax credit carry forwards	25,213	31,083	265,667
Liquidation of a foreign subsidiary	3,544	3,479	29,735
Other	6,189	5,895	50,385

Subtotal	112,104	120,058	1,026,137
Valuation allowance	(31,821)	(37,716)	(322,359)

Total deferred tax assets	¥80,283	¥82,342	$703,778

Deferred tax liabilities:
Depreciation	¥2,289	¥3,496	$29,880
Deduction of foreign branch losses	4,763	5,670	48,462
Securities	115,288	143,734	1,228,496
Other	3,278	1,242	10,615

Total deferred tax liabilities	¥125,618	¥154,142	$1,317,453

At March 31, 2006, Kyocera had net operating losses carried forward of approximately ¥93,900 million ($802,564 thousand), which would be available to offset future taxable income. Of these net operating losses carried forward, the amount of ¥13,972 million ($119,419 thousand) recorded at domestic subsidiaries will expire within next seven years, and the amount of approximately ¥32,190 million ($275,128 thousand) recorded at US subsidiaries will expire in various periods through the year ending March 31, 2026. Certain subsidiaries in Brazil, China, France, Korea, Germany, Sweden, Austria, Israel, Taiwan and United Kingdom had net operating losses carried forward totaling approximately ¥44,749 million ($382,470 thousand) of which most had no expiration date.

Kyocera intends to reinvest certain undistributed earnings of foreign subsidiaries for an indefinite period of time. Therefore, no deferred tax liabilities have been provided on undistributed earnings of these subsidiaries, which are not expected to be remitted in the foreseeable future. Kyocera estimates this unrecognized deferred tax liabilities are ¥16,542 million ($141,385 thousand) at March 31, 2006. The undistributed earnings of these subsidiaries are ¥155,802 million ($1,331,641 thousand) at March 31, 2006.

The net changes in the total valuation allowance for the years ended March 31, 2005 and 2006 increased by ¥3,572 million and ¥5,895 million ($50,385 thousand), respectively.

16. SUPPLEMENTAL EXPENSE INFORMATION

Research and development expenses for the years ended March 31, 2004, 2005 and 2006 amounted to ¥46,630 million, ¥54,398 million and ¥57,436 million ($490,906 thousand), respectively.

Advertising expenses for the years ended March 31, 2004, 2005 and 2006 amounted to ¥12,281 million, ¥13,915 million and ¥10,840 million ($92,650 thousand), respectively.

Shipping and handling costs for the years ended March 31, 2004, 2005 and 2006 amounted to ¥12,400 million, ¥12,919 million and ¥13,986 million ($119,538 thousand), respectively, and were included in selling, general and administrative expenses in the Consolidated Statements of Income.

17. SEGMENT REPORTING

Main products or businesses of each reporting segment are as follows:

(Fine Ceramic Parts Group)

Information & Telecommunication Components

Sapphire Substrates

Semiconductor Process Equipment Components

LCD Process Equipment Components

General Industrial Ceramic Components

Automotive & ITS Related Components

(Semiconductor Parts Group)

Ceramic Packages for Surface Mount Devices (SMD)

Ceramic Multilayer Packages/Multilayer Substrates

Metallized Products

Organic Multilayer Packages/Substrates

(Applied Ceramic Products Group)

Solar Cells & Modules

Cutting Tools

Dental & Orthopedic Implants

Jewelry & Applied Ceramic Related Products

(Electronic Device Group)

Passive Components (Ceramic Chip Capacitors, Tantalum Capacitors)

Timing Devices (Temperature Compensated Crystal Oscillators (TCXO))

Connectors

Thin-Film Products (Thermal Printheads, Liquid Crystal Displays)

(Telecommunications Equipment Group)

CDMA Mobile Phone Handsets

PHS Related Products

(Information Equipment Group)

ECOSYS Non-cartridge Printers

Copiers

Digital Network Multifunction Products

(Optical Equipment Group)

Optical Modules

Lenses

(Others)

Telecommunications Network Systems Business

Chemical Materials for Electronic Components

Leasing Business

Realty Develop Business

Inter-segment sales, operating revenue and transfers are made with reference to prevailing market prices. Transactions between reportable segments are immaterial and not shown separately. Operating profit for each reporting segment represents net sales, less related costs and operating expenses, excluding corporate revenue and expenses, equity in earnings (losses), income taxes and minority interest. Assets for each reporting segment represent those assets associated with a specific reporting segment. Corporate assets consist primarily of cash and cash equivalents, the facilities of corporate headquarters and various other investments and assets that are not specific to each reporting segment.

Kyocera’s sales to KDDI Corporation and its consolidated subsidiaries, which is mainly recorded at the Telecommunications Equipment Group, for the years ended March 31, 2004, 2005 and 2006 comprised of 10.2%, 7.6% and 8.2% of consolidated net sales, respectively.

Information by the reporting segment at and for the years ended March 31, 2004, 2005 and 2006 is summarized on the following pages:

Reporting segments

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,
	2004	2005	2006	2006
Net sales:
Fine Ceramic Parts Group	¥68,758	¥73,711	¥69,373	$592,932
Semiconductor Parts Group	108,784	127,960	135,299	1,156,402
Applied Ceramic Products Group	78,287	93,879	117,555	1,004,744
Electronic Device Group	256,906	262,997	259,592	2,218,735
Telecommunications Equipment Group	302,787	250,918	229,035	1,957,564
Information Equipment Group	214,192	241,145	249,381	2,131,461
Optical Equipment Group	29,297	35,776	14,947	127,752
Others	100,505	118,040	124,974	1,068,154
Adjustments and eliminations	(18,702)	(23,771)	(18,667)	(159,547)

	¥1,140,814	¥1,180,655	¥1,181,489	$10,098,197

Operating profit:
Fine Ceramic Parts Group	¥10,239	¥11,535	¥11,014	$94,137
Semiconductor Parts Group	10,603	17,550	17,742	151,641
Applied Ceramic Products Group	10,297	17,129	21,876	186,974
Electronic Device Group	5,047	35,406	27,170	232,222
Telecommunications Equipment Group	5,082	(14,918)	(1,706)	(14,581)
Information Equipment Group	31,986	36,186	26,412	225,744
Optical Equipment Group	(5,826)	(15,387)	(5,774)	(49,350)
Others	9,683	13,019	12,560	107,350

	77,111	100,520	109,294	934,137
Corporate	34,871	8,683	13,358	114,171
Equity in earnings (losses) of affiliates and unconsolidated subsidiaries	2,575	(1,678)	(1,216)	(10,393)
Adjustments and eliminations	483	5	(48)	(411)

Income before income taxes	¥115,040	¥107,530	¥121,388	$1,037,504

Depreciation and amortization:
Fine Ceramic Parts Group	¥4,105	¥4,320	¥4,126	$35,265
Semiconductor Parts Group	8,721	8,922	10,623	90,795
Applied Ceramic Products Group	3,903	4,645	7,167	61,256
Electronic Device Group	23,323	21,723	21,202	181,214
Telecommunications Equipment Group	11,263	8,101	8,692	74,291
Information Equipment Group	9,371	8,953	12,641	108,043
Optical Equipment Group	2,180	2,909	1,635	13,974
Others	4,838	4,070	3,794	32,427
Corporate	2,556	2,266	3,306	28,256

	¥70,260	¥65,909	¥73,186	$625,521

Valuation allowance for receivables:
Fine Ceramic Parts Group	¥39	¥10	¥21	$180
Semiconductor Parts Group	6	82	26	222
Applied Ceramic Products Group	37	23	42	359
Electronic Device Group	182	(73)	4	34
Telecommunications Equipment Group	(6)	41	0	0
Information Equipment Group	879	51	84	718
Optical Equipment Group	63	96	47	402
Others	582	648	289	2,470
Corporate	75	(62)	(12)	(103)

	¥1,857	¥816	¥501	$4,282

Reporting segments

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,
	2004	2005	2006	2006
Write-down of inventories:
Fine Ceramic Parts Group	¥24	¥14	¥14	$120
Semiconductor Parts Group	100	45	382	3,265
Applied Ceramic Products Group	950	312	1,176	10,051
Electronic Device Group	9,373	598	385	3,291
Telecommunications Equipment Group	1,785	4,053	4,184	35,761
Information Equipment Group	619	1,583	2,079	17,769
Optical Equipment Group	1,122	3,793	194	1,658
Others	40	7	32	273
Corporate	—	—	—	—

	¥14,013	¥10,405	¥8,446	$72,188

Capital expenditures:
Fine Ceramic Parts Group	¥4,472	¥4,394	¥4,182	$35,744
Semiconductor Parts Group	3,856	7,111	24,136	206,291
Applied Ceramic Products Group	4,979	7,584	14,545	124,316
Electronic Device Group	18,612	19,453	21,562	184,291
Telecommunications Equipment Group	5,913	5,170	2,639	22,555
Information Equipment Group	9,972	11,751	12,389	105,889
Optical Equipment Group	2,418	2,248	199	1,701
Others	1,099	2,279	6,576	56,205
Corporate	3,616	3,186	4,043	34,555

	¥54,937	¥63,176	¥90,271	$771,547

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2004	2005	2006	2006
Assets:
Fine Ceramic Parts Group	¥44,988	¥43,414	¥43,822	$374,547
Semiconductor Parts Group	86,372	79,711	103,302	882,923
Applied Ceramic Products Group	62,713	85,595	112,422	960,872
Electronic Device Group	349,755	357,797	383,150	3,274,786
Telecommunications Equipment Group	117,462	98,877	87,343	746,521
Information Equipment Group	159,189	178,596	185,362	1,584,291
Optical Equipment Group	39,200	31,338	16,211	138,555
Others	260,818	216,178	241,142	2,061,043

	1,120,497	1,091,506	1,172,754	10,023,538
Corporate	696,298	684,970	817,857	6,990,231
Investments in and advances to affiliates and unconsolidated subsidiaries	24,054	30,623	7,355	62,863
Adjustments and eliminations	(46,091)	(61,580)	(66,444)	(567,897)

Total assets	¥1,794,758	¥1,745,519	¥1,931,522	$16,508,735

Information for revenue from external customers by product shipment destination and long-lived assets based on physical location as of and for the years ended March 31, 2004, 2005 and 2006 are summarized as follows:

Geographic segments

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,
	2004	2005	2006	2006
Net sales:
Japan	¥456,807	¥472,417	¥474,980	$4,059,658
United States of America	251,326	248,333	253,696	2,168,342
Asia	194,302	203,848	198,731	1,698,556
Europe	156,929	175,850	184,351	1,575,650
Others	81,450	80,207	69,731	595,991

	¥1,140,814	¥1,180,655	¥1,181,489	$10,098,197

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2004	2005	2006	2006
Long-lived assets:
Japan	¥204,437	¥212,291	¥251,555	$2,150,043
United States of America	35,543	35,712	36,248	309,812
Asia	33,324	31,070	37,308	318,872
Europe	21,894	23,269	22,344	190,974
Others	4,110	3,294	3,711	31,718

	¥299,308	¥305,636	¥351,166	$3,001,419

There are no individual countries of which proportion of sales and long-lived assets to Kyocera’s consolidated amounts are material in “Asia”, “Europe” and “Others”.

18. EARNINGS PER SHARE

A reconciliation of the numerators and the denominators of basic and diluted earnings per share computations is as follows:

	(Yen in millions and U.S. dollars in thousands except per share amount)
	Years ended March 31,
	2004	2005	2006	2006
Net income	¥68,086	¥45,908	¥69,696	$595,692

Basic earnings per share	364.79	244.86	371.68	3.18
Diluted earnings per share	364.78	244.81	371.43	3.17

Basic weighted average number of shares outstanding (shares in thousands):	186,643	187,489	187,514
Dilutive effect of stock options	6	39	126

Diluted weighted average number of shares outstanding	186,649	187,528	187,640

19. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental information related to the Consolidated Statements of Cash Flows is as follows:

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,
	2004	2005	2006	2006
Cash paid during the year:
Interest	¥3,043	¥2,331	¥1,933	$16,521
Income taxes	38,774	40,055	53,037	453,308
Acquisitions of business:
Fair value of assets acquired	¥56,506	¥8,478	¥65	$555
Fair value of liabilities assumed	(19,804)	(2,683)	(45)	(385)
Minority Interests	—	(2,440)	(8)	(68)
Investments accounted for by the equity method	(4,600)	—	—	—
Stock issuance for acquisition	(15,132)	—	—	—
Cash acquired	(14,699)	(561)	(15)	(128)

	¥2,271	¥2,794	¥(3)	$(26)

20. RECEIPT OF A NOTICE OF TAX ASSESSMENT BASED ON TRANSFER PRICING ADJUSTMENTS AND FILING COMPLAINT AGAINST IT

On March 28, 2005, Kyocera Corporation received a notice of tax assessment based on transfer pricing adjustments from the Osaka Regional Tax Bureau stating that, in the Bureau’s judgment, allocation of profit earned from transfers of products between Kyocera Corporation and its overseas subsidiaries was not appropriate for the five years from the year ended March 31, 1999 through the year ended March 31, 2003. The notice indicated that income should be adjusted upwards ¥24,394 million and that resultant additional tax, including local taxes, etc., amounted to ¥12,748 million. On May 24, 2005, Kyocera Corporation filed a complaint against tax assessment based on transfer pricing adjustments with the Osaka Regional Tax Bureau. Although the final resolution of the proposed tax assessment is not certain, management believes the ultimate disposition of this matter will not have a material impact on the results of operations.

21. BUSINESS COMBINATIONS

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

(Yen in millions)
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

On August 1, 2003, the estimated fair value of the acquired net assets for Kinseki was ¥22,950 million, in excess of the purchase price of ¥15,159 million, which was calculated based on the average stock price of Kyocera Corporation during a few days before and after the date on which Kyocera Corporation and Kinseki, Limited reached an agreement on the acquisition. The excess of net assets acquired over consideration of ¥7,791 million was charged against property, plant and equipment.

Kyocera Corporation acquired Kinseki, Limited through a statutory share exchange under Japanese law. The exchange ratio was determined by third party appraisers. The market value of the shares exchanged was lower than the fair value of net assets acquired.

On June 30, 2003, in order to reinforce the business of organic circuit board, Kyocera Corporation and IBM Japan, Ltd. reached an agreement for the transfer to Kyocera Corporation from IBM Japan, Ltd. of the SLC (Surface Laminar Circuitry: laminated high- density printed circuit board) business of Yasu Site of IBM Japan, Ltd., and have executed a business transfer agreement. Kyocera Corporation acquired this business in exchange for cash of ¥8,594 million.

Kyocera Corporation incorporated a new successor company, “Kyocera SLC Technologies Corporation” on August 12, 2003 and undertook the operation on September 1, 2003.

22. SETTLEMENT REGARDING LaPine CASE

On September 1, 1994, the International Chamber of Commerce issued its award with respect to the arbitration between Kyocera Corporation and LaPine Technology Corporation (LTC), Prudential-Bache Trade Corporation (PBTC) (presently renamed Prudential- Bache Trade Services, Inc.), et al. for the alleged breach of an agreement by Kyocera Corporation in connection with the reorganization of LTC. The award ordered Kyocera Corporation to pay to LTC and PBTC as damages, approximately $257,000 thousand, including interest, arbitration costs and attorneys’ fees. Kyocera Corporation filed a motion to vacate, modify and correct the award in the U.S. District Court for the Northern District of California pursuant to an agreement between the parties providing for broad judicial examination of arbitration awards.

With respect to this case, Kyocera Corporation subsequently appealed to the Ninth Circuit Court of Appeals and then to the Supreme Court of the United States asserting the validity of the provision for broad judicial examination of arbitration awards. On December 22, 2003, Kyocera Corporation reached agreement with Prudential Securities Group, Inc., Prudential Equity Group, Inc., LaPine Technology Corporation and LaPine Holding Company to settle all claims in pending litigation between the parties. Kyocera Corporation has paid $331,500 thousand pursuant to this settlement and recorded ¥35,454 million as cash payment in its consolidated financial statements in the year ended March 31, 2004.

23. SUBSEQUENT EVENTS

Subsequent to March 31, 2006, Kyocera Corporation’s Board of Directors declared a cash dividend of ¥9,387 million ($80,231 thousand) payable on June 26, 2006 to stockholders of record on March 31, 2006. The dividend declared was approved by the stockholders at the meeting held on June 23, 2006.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

For the years ended March 31, 2004, 2005 and 2006

	Yen in millions
Column A	Column B	Column C		Column D	Column E
		Additions
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged (Credited) to other Accounts (A)	Deductions (B)	Balance at End of Period
For the year ended March 31, 2004:
Allowance for doubtful accounts	¥55,990	¥1,938	¥(173)	¥(14,963)	¥42,792
Allowance for sales returns	4,207	632	(431)	—	4,408
Allowance for valuation losses on inventories	10,212	1,790	—	(2,786)	9,216

Total	¥70,409	¥4,360	¥(604)	¥(17,749)	¥56,416

For the year ended March 31, 2005:
Allowance for doubtful accounts	¥42,792	¥548	¥109	¥(22,410)	¥21,039
Allowance for sales returns	4,408	8,473	58	(9,040)	3,899
Allowance for valuation losses on inventories	9,216	8,127	—	(4,936)	12,407

Total	¥56,416	¥17,148	¥167	¥(36,386)	¥37,345

For the year ended March 31, 2006:
Allowance for doubtful accounts	¥21,039	¥696	¥388	¥(9,939)	¥12,184
Allowance for sales returns	3,899	7,039	364	(7,590)	3,712
Allowance for valuation losses on inventories	12,407	3,891	260	(4,771)	11,787

Total	¥37,345	¥11,626	¥1,012	¥(22,300)	¥27,683

(A)	Foreign currency translation adjustments and beginning balance of newly consolidated subsidiaries

(B)	Charge-offs

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
Shoichi Aoki
Executive Officer
General Manager of
Corporate Financial & Accounting Group

June 29, 2006

INDEX OF EXHIBITS

Exhibit Number	Description

1.1	Articles of Incorporation (English translation)

1.2	Share Handling Regulations of the Registrant (English translation)

1.3	Regulations of the Board of Directors of the Registrant (English translation)

1.4	Regulations of the Board of Corporate Auditors of the Registrant (English translation) (incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 21, 2004)

2.1	Specimen common stock certificate of the Registrant (incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 24, 2001)

2.2	Deposit Agreement, dated as of June 29, 1998 among Kyocera Corporation, Citibank N.A. as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt, as amended by Amendment No.1 thereto, dated as of January 5, 1999 (incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 24, 2001)

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

11.1	Code of Ethics (incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 16, 2005)

12.1	Certification of the principal executive officer of the Registrant required by Rule 13a-14(a)

12.2	Certification of the principal financial officer of the Registrant required by Rule 13a-14(a)

13.1	Certification of the principal executive officer of the Registrant required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of the principal financial officer of the Registrant required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Consent of PricewaterhouseCoopers with respect to its report on the audit of the financial statements included in this Form 20-F