Form 20-F
period 2007-03-31
KYOCERA CORP
filed 2007-07-05
CIK 57083

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2007

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

As of March 31, 2007, 188,649,089 shares of common stock were outstanding, comprised of 184,820,723 Shares and 3,828,366 American Depositary Shares (equivalent to 3,828,366 Shares).

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

Important risks, uncertainties and other factors that may cause our actual results to differ materially from our expectations are generally set forth in Item 3.D “Risk Factors” of this Form 20-F and include, without limitation:

•	general conditions in the Japanese or global economy;

•	unexpected changes in economic, political and legal conditions in China;

•	intense competitive pressures to which our products are subject;

•	manufacturing delays or defects resulting from outsourcing or internal manufacturing processes;

•	various export risks which may affect the significant percentage of our revenues derived from overseas sales;

•	the effect of foreign exchange fluctuations on our results of operations;

•	industry demand for skilled employees;

•	insufficient protection of our intellectual property;

•	expenses associated with licenses we require to continue to manufacture and sell products;

•	our research and development not producing desired results;

•	our market or supply chains being affected by terrorism, plague, wars or similar events;

•	earthquakes and other natural disasters affecting our headquarters and major facilities;

•	impairment losses on investments in equity securities;

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

Also, as used in this Form 20-F:

•	“U.S. dollar” or “$” means the lawful currency of the United States of America, “yen” or “¥” means the lawful currency of Japan and “Euro” means the lawful currency of the European Union.

•	“U.S. GAAP” means accounting principles generally accepted in the United States of America, and “Japanese GAAP” means accounting principles generally accepted in Japan.

•	“ADS” means an America Depositary Share, each representing one share of Kyocera’s common stock, and “ADR” means an American Depositary Receipt evidencing ADSs.

•	“fiscal 2007” refers to Kyocera’s fiscal year ended March 31, 2007, and other fiscal years are referred to in a corresponding manner.

•

Unless otherwise indicated, we have translated the yen amounts for the year ended March 31, 2007, as of March 31, 2007 and thereafter presented in this Form 20-F into U.S. dollars solely for your convenience. The rate we used for such translations was ¥118.00 = $1.00, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 30, 2007, rounded to the nearest yen. These translations do not imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in the U.S. dollars.

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

	(Yen in millions, U.S. dollars and shares in thousands, except per share amounts)
	2003	2004	2005	2006	2007	2007
For the years ended March 31:
Net sales	¥1,062,013	¥1,132,696	¥1,173,660	¥1,173,544	¥1,283,897	$10,880,483
Profit from operations	78,950	104,810	97,660	99,695	135,102	1,144,932
Income from continuing operations	39,840	63,357	42,657	66,088	101,329	858,720
Income before cumulative effect of change in accounting principle	43,421	68,086	45,908	69,696	106,504	902,576
Net income	41,165	68,086	45,908	69,696	106,504	902,576
Earnings per share :
Income from continuing operations:
Basic	¥213.81	¥339.46	¥227.52	¥352.44	¥538.52	$4.56
Diluted	213.76	339.45	227.47	352.21	537.35	4.55
Income before cumulative effect of change in accounting principle:
Basic	233.02	364.79	244.86	371.68	566.03	4.80
Diluted	232.97	364.78	244.81	371.43	564.79	4.79
Net income:
Basic	220.91	364.79	244.86	371.68	566.03	4.80
Diluted	220.86	364.78	244.81	371.43	564.79	4.79
Weighted average number of shares outstanding:
Basic	186,338	186,643	187,489	187,514	188,160
Diluted	186,382	186,649	187,528	187,640	188,573
Cash dividends declared per share:
Per share of common stock	¥60	¥60	¥80	¥100	¥110
U.S. dollars equivalents*	$0.49	$0.55	$0.74	$0.84	$0.92
At March 31:
Total assets	¥1,635,014	¥1,794,758	¥1,745,519	¥1,931,522	¥2,130,464	$18,054,780

Long-term debt	60,736	70,608	33,557	33,360	7,283	61,720
Common stock	115,703	115,703	115,703	115,703	115,703	980,534
Stockholders’ equity	1,000,207	1,150,453	1,174,851	1,289,077	1,514,560	12,835,255
Depreciation	¥64,913	¥60,745	¥58,699	¥62,942	¥70,155	$594,534
Capital expenditures	¥38,981	¥54,901	¥63,160	¥88,860	¥69,896	$592,339

*	Translated into U.S. dollars based on the exchange rates at each respective payment date.

Note 1. Kyocera sold its entire shares in Kyocera Leasing Co., Ltd. (KLC), a subsidiary engaged in financing services; as a result, business results and profit on sales for KLC for fiscal 2007 have been recorded as income from discontinued operations in conformity with Statement of Financial Accounting Standards (SFAS) No.144, “Accounting for the impairment or disposal of Long-Lived Assets.” Figures for fiscal 2006 have been retrospectively reclassified for comparative purposes.

The following table shows the exchange rates for Japanese yen per $1.00 based upon the noon buying rate in New York City for cash transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

	High	Low	Average	Period-end
For the years ended March 31,
2003	133.40	115.71	121.94	118.07
2004	120.55	104.18	112.75	104.18
2005	114.30	102.26	107.49	107.22
2006	120.93	104.41	113.15	117.48
2007	121.81	110.07	116.92	117.56

For most recent 6 months
January, 2007	121.81	118.49	120.45	121.02
February, 2007	121.77	118.33	120.50	118.33
March, 2007	118.15	116.01	117.26	117.56
April, 2007	119.84	117.69	118.93	119.44
May, 2007	121.79	119.77	120.77	121.76
June, 2007	124.09	121.08	122.69	123.39

The noon buying rate for Japanese yen on July 3, 2007 was $1.00 = ¥122.40

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

(2) Unexpected changes in economic, political and legal conditions in China, in which Kyocera is becoming increasingly active, may have an adverse effect on Kyocera’s business

Based on its expectation that the Chinese markets for IT-related products, including electronic components, mobile phone handsets, personal computers (PCs) and PC peripherals will continue to grow continuously, Kyocera has been making substantial investments in new production and marketing facilities in China. Kyocera now has principal production facilities located in Shanghai, Dongguan, and Tianjin, and plans to make additional investments to increase production capacity at these sites and to increase its marketing and distribution capabilities in China. Although the Chinese economy has been growing at a rapid rate in recent years, and the central government has been increasingly utilizing market forces as opposed to central economic planning, growth has been uneven among various regions of the country and among various sectors of the economy. Unexpected changes in the central government’s economic policy or in the business climate, including those due to changes in institutional systems in various parts of the country, may adversely affect its IT-related markets in which Kyocera seeks to sell its products. In addition, China is in the process of developing a comprehensive system of laws and regulations dealing with economic matters, such as currency controls, and foreign corporations currently active in the country, such as Kyocera, face risks and uncertainties including enforcement of contractual terms, administrative intrusion by local governments and difficulty with expatriation of profits.

(3) Kyocera sells a diverse variety of products, and in each of its businesses Kyocera is subject to intense competitive pressures, including in terms of price, technological change, product development, quality and speed of delivery, and these pressures are likely to increase in the near term

Kyocera sells a wide variety of products and therefore faces a broad range of competitors from large international companies to relatively small, rapidly growing and highly specialized companies. Kyocera has a variety of businesses in different industries while many of its competitors specialize in one or more of these business areas. As a result, Kyocera may not fund or invest in certain of its businesses to the same degree as its competitors, or these competitors may have greater financial, technical, and marketing resources available to them than the portion of its business against which they compete. While some of the factors that drive competition vary by product area, price and speed of delivery are factors in all areas of Kyocera’s business. Price pressure has been intense, and thus Kyocera predicts that its production prices will continue to be lower over fiscal 2008 partly depending on the demand and competition situation. In production businesses in which Kyocera develops, produces and distributes specialized parts for its customers’ products, its competitive position depends significantly on being involved early in the process of creating a new product that fits its customers’ needs. This requires maintaining close ties with customers so that Kyocera can ensure that it is able to meet required specifications and be the first supplier to create and deliver the product. Kyocera’s gross margins may be reduced if it cannot maintain these important relationships or market share or if it is forced in the future to further reduce prices in response to the actions of its competitors.

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

(5) Since a significant percentage of Kyocera’s revenues has been derived from foreign sales in recent years, various export risks may disproportionately affect its revenues

Kyocera’s sales to customers located outside Japan accounted for 61.3% of its total revenues in fiscal 2007. Kyocera believes that overseas sales will continue to account for a significant percentage of its revenues. Therefore, the following export risks may disproportionately affect Kyocera’s revenues:

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

(13) Kyocera may have to incur impairment losses on its investments in debt and equity securities

Kyocera holds investments in equity securities of companies not affiliated with itself, which Kyocera generally holds on a long-term basis for business relationship purposes. A substantial portion of these investments consists of shares of common stock of public companies in Japan, including KDDI Corporation (a Japanese telecommunication service provider), and Japanese financial institutions. As of March 31, 2007, the aggregate fair value of equity securities included in available-for-sale securities was ¥585,274 million ($4,960 million), with gross unrealized gains in the amount of ¥312,724 million ($2,650 million) and gross unrealized losses in the amount of ¥103 million ($1 million). If there is a decline in the fair value, i.e., the market price, of the shares Kyocera holds in those companies over a period of time, and it determines that the decline is other-than-temporary, Kyocera will need to record an impairment loss for the applicable fiscal period. During fiscal 2007, Kyocera recorded losses on impairment of securities (current assets) and investment securities (non-current assets) amounting to ¥955 million ($8 million), which were attribute mainly to management’s estimation that certain debt securities were under fair value over one year and certain non-public companies in which Kyocera invested would need considerable periods to gain profitability in their operating activities. For some of the equity securities Kyocera owns, including the shares of KDDI Corporation, Kyocera intends to keep its ownership at the current level in light of the importance of its business relationships with the issuers of these equity securities. For other equity securities in its portfolio, although Kyocera may dispose of them over time, market conditions may not permit it to do so at the time, speed or price it may wish.

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

(15) Rights of shareholders under Japanese law may be more limited than under the law of other jurisdictions

Our Articles of Incorporation, Regulations of the Board of Directors, Regulations of the Board of Corporate Auditors and the Company Law of Japan govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ and officers’ fiduciary duties and shareholders’ rights may be different from those that would apply if we were a U.S. company. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of the United States. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a U.S. corporation. In addition, Japanese courts may not be willing to enforce liabilities against us in actions brought in Japan which are based upon the securities laws of the United States or any U.S. state.

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

Our business originally consisted of the manufacture of ceramic parts for electronic equipment. In the 1960s, we expanded our business and technology horizontally into the design and production of fine ceramic parts, ceramic integrated circuit (IC) packages and electronic components. In the 1970s, we began to produce consumer-related products, including cutting tools, ceramics for medical and dental uses, jewelry and solar energy products.

In the 1980s, we diversified into new strategic fields. In 1982, we merged with Cybernet Electronics Corporation, a telecommunications equipment manufacturer in which we had made an equity investment three years earlier. We expanded into another new business through the acquisition of Yashica Co., Ltd., a camera and camera lens manufacturer. We also played a leading role in the establishment of DDI Corporation (currently KDDI Corporation), which has become one of Japan’s leading providers of telecommunications services. In 1989, we gained a presence in the electronic connector market through our acquisition of Elco International Corporation (currently Kyocera Elco Corporation).

In the 1990s, we strengthened our position as an internationally integrated electronic components manufacturer through our acquisition of AVX Corporation, a maker of capacitors and other passive electronic components, in January 1990.

In the middle of the 1990s, Kyocera developed two main business categories, “the Components Business,” in which Kyocera provides parts and devices such as fine ceramics parts, semiconductor parts, applied ceramic products and electronic components and devices to mainly electronic equipment manufacturers in IT industrial fields, and “the Equipment Business,” in which Kyocera manufactures and sells telecommunications and information equipment and optical instruments, such as mobile handsets, PHS-related products, copier machines, multifunctional systems, ECOSYS printers and digital still cameras to distributors or directly to customers.

Since 2000, we have further enhanced our position as a market leader in telecommunications and information equipment. In February 2000, we acquired the code division multiple access (CDMA) mobile phone handset business from QUALCOMM Inc. to create our U.S. subsidiary, Kyocera Wireless Corp. In April 2000, we invested in Kyocera Mita Corporation, a manufacturer of copier machines and other document solutions equipment, and make it a wholly-owned subsidiary, and in April 2002, we transferred Kyocera Corporation’s printer business into Kyocera Mita Corporation to further enhance our information equipment business by pursuing group synergies.

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

With the aim of becoming a more global enterprise and enhancing its profitability, Kyocera has been expanding its production in China through Chinese production bases located in Shanghai and Dongguan. Kyocera also established a sales company, Kyocera (Tianjin) Sales and Trading Corporation, in March 2003 to cultivate the Chinese market. We are enhancing our marketing ability for both our products manufactured in China as well as our products imported into China. In addition, we established a subsidiary, Kyocera (Tianjin) Solar Energy Co., Ltd. to assemble solar modules, production of which commenced in November 2003, and to respond to market needs swiftly.

In August 2003, we made Kinseki, Limited (currently Kyocera Kinseki Corporation), a major producer of artificial crystal-related products, a wholly-owned subsidiary through a share exchange to strengthen our Electronic Device Group. In addition, to further enhance our organic circuit board business by pursuing group synergies, we also made an agreement with IBM Corporation and IBM Japan, Ltd. for the transfer from IBM Japan to Kyocera of its Surface Laminar Circuitry (SLC) business and we completed the transfer of IBM Japan’s SLC business from IBM Japan to a newly-established wholly-owned subsidiary, Kyocera SLC Technologies Corporation (KST) in August 2003. In April 2004, Kyocera integrated the organic material components business into KST and the marketing division of Kyocera Kinseki Corporation was merged into the marketing division of the electronic components of Kyocera Corporation and the manufacturing division of crystal related components of Kyocera Corporation was transferred to Kyocera Kinseki Corporation through corporate splits. In organic circuit board business, KST established Kyocera SLC Components Corporation as a manufacturing company of build-up substrates in Ayabe, Kyoto Prefecture in August 2004.

In September 2004, Kyocera and Kobe Steel, Ltd. established Japan Medical Materials Corporation (JMM) and Kyocera Corporation transferred its medical materials business to JMM through corporate splits. The shareholding ratios of Kyocera and Kobe Steel in JMM are 77% and 23%, respectively.

In October 2004, Kyocera Corporation invested in WILLCOM, Inc. which succeeded PHS business provided by DDI Pocket Inc. to enhance PHS-related business.

To meet with strong demand for solar energy products, Kyocera established Kyocera Solar Europe S.R.O. for assembling of solar modules in the Czech Republic in April 2005.

In August 2006, Kyocera sold its entire of shares in Kyocera Leasing Co., Ltd. to Diamond Lease Company Limited, aimed to concentrate Kyocera’s management resources on its core businesses to enhance and improve its corporate value.

For a discussion of recent and current capital expenditures, please see Item 5 “Operating and Financial Review and Prospects” of this Form 20-F. We have had no recent significant divestitures nor are any significant divestitures currently being made.

B. Business Overview

Overview

Kyocera is engaged in numerous high-tech fields, from fine ceramic components to electronics devices, equipment, services and networks. Our manufacturing and distribution operations are conducted worldwide. As of March 31, 2007, we had 138 subsidiaries and 3 affiliates outside Japan and 31 subsidiaries and 7 affiliates in Japan. Our customers include individuals, corporations, governments and governmental agencies. For information on our sales by category of activity and information on our sales by geographic area and product segment, see Item 5.A “Operating Results” of this Form 20-F.

Business Strategy

Kyocera aims to be a company respected by society from the perspective of corporate ethics, while maintaining continuous sales growth and high profitability. To achieve its management vision, Kyocera’s management policy is to further drive business expansion to be “a creative company that continues to grow.” Kyocera promotes efficient resource management, emphasizes consolidated group management and intends to increase corporate value through improvement in business performance.

<Target of Pre-tax Income to Net Sales Ratio>

To be “a creative company that continues to grow,” Kyocera aims to quickly achieve its target of a pre-tax income to net sales ratio of 15% or higher.

<Medium Term Management Strategy>

Kyocera seeks to implement “high-value-added diversification” as its management strategy to realize its management policy. This involves ensuring that each business is highly profitable and pursuing synergies within Kyocera with the objective of driving sustainable growth in an ever-changing business environment.

Specifically, Kyocera aims to: (1) exploit competitive advantages; (2) strengthen existing businesses; and (3) create new businesses.

(1) Exploit competitive advantages

We believe the “Kyocera Philosophy,” which places people’s hearts at its core, the Amoeba Management System, which is unique to Kyocera and has been a driving force for growth since Kyocera Corporation’s earliest days, and a strong financial structure, are sources of competitive advantage for Kyocera over other companies in implementing its diversification strategy. With these foundations firmly in place, Kyocera seeks to strengthen competitiveness in technological development, sales and marketing in the high-growth potential markets for telecommunications and information processing and for environmental protection, and to translate its diversification strategy into improved business performance.

(2) Strengthen existing businesses

Kyocera strives to continuously improve profitability in all existing businesses within the Kyocera Group. Elsewhere, by strengthening ties and maximizing synergies between Kyocera Corporation and the Kyocera Group companies, Kyocera seeks to improve profitability in each business segment on a consolidated basis. In promoting a global strategy in each business, Kyocera has created development, manufacturing and sales systems in optimal locations, while the integration of group-wide resources helps boost the competitiveness of existing businesses. Kyocera regularly reviews those businesses that have lost market competitiveness and that show little promise of expansion going forward.

(3) Create new businesses

Kyocera endeavors to create businesses that will become part of its core going forward in order to improve consolidated performance over the medium term. To achieve this goal, Kyocera seeks to integrate group-wide management resources to develop new technologies and products and create new markets. The focus of Kyocera’s business creation strategy lies in the markets for telecommunications and information processing and for environmental protection.

Challenges

To be “a creative company that continues to grow,” Kyocera seeks to continuously expand sales and to attain high profitability in its Components and Equipment Businesses. To accomplish these goals, Kyocera continues reinforcing the “Amoeba Management System” (go back to the origin of “Amoeba Management”) and create new value in fiscal 2008.

Kyocera plans to strengthen “operational excellence,” which refers to vitality in the workplace, across development, manufacturing, sales and back office divisions. The goal is to boost “executional excellence,” which means the ability to achieve targets, and thus create a highly profitable company.

In addition, Kyocera aims to improve its quality, optimize manufacturing locations worldwide and expand production capacity in order to enhance management foundations in the mid-to long-term range. Kyocera will seek to create new businesses and markets by pursuing Group synergies. Efforts will also be made to strengthen strategic businesses and to improve efficiency in operation of assets.

Operations

Kyocera is classified into eight reporting segments: (1) Fine Ceramic Parts Group, (2) Semiconductor Parts Group, (3) Applied Ceramic Products Group, (4) Electronic Device Group, (5) Telecommunications Equipment Group, (6) Information Equipment Group, (7) Optical Equipment Group and (8) Others.

Our principal products and services offered in each reporting segment are shown below.

(1) Fine Ceramic Parts Group

Information & Telecommunication Components,

Sapphire Substrates,

Components for Semiconductor Processing Equipment,

Components for LCD Manufacturing Equipment,

Automotive Components,

ITS related Components,

General Industrial Ceramic Components

(2) Semiconductor Parts Group

Surface Mount Device (SMD) Ceramic Packages,

CCD/CMOS Sensor Ceramic Packages,

LSI Ceramic Packages,

Wireless Communication Device Packages,

Optical Communication Device Packages / Components,

Organic Multilayer Packages / Substrates

(3) Applied Ceramic Products Group

Residential & Industrial Solar Power Generating Systems,

Solar Cells / Modules

Cutting Tools,

Printed Circuit Board Micro Drills,

Jewelry & Applied Ceramic Related Products,

Dental Implants, Artificial Bone and Joint Prosthesis

(4) Electronic Device Group

Ceramic Capacitors, Tantalum Capacitors,

Timing Devices (Temperature Compensated Crystal Oscillators (TCXOs), Ceramic Resonators, Crystal Units),

RF Modules,

Surface Acoustic Wave (SAW) Filters,

Connectors,

Thermal Printheads, LED Printheads,

Amorphous Silicon Photoreceptor Drums,

LCDs

(5) Telecommunications Equipment Group

CDMA Mobile Phone Handsets,

Personal Handy Phone System (PHS) Related Products (PHS Mobile Phone Handsets, PHS Base Stations, High Speed Wireless Data     Transmission Systems)

(6) Information Equipment Group

ECOSYS Printers,

Copying Machines,

Multifunctional Systems

(7) Optical Equipment Group

Optical Modules, Lenses

(8) Others

Chemical Materials for Electronic Components,

Electrical Insulators,

Synthetic Resin Molded Parts,

Telecommunications Engineering Business,

Information and Communication Technology Business,

Management Consulting Business,

Hotel Business,

Realty Development Business,

Insurance Agent and Travel Agent Businesses

(1) Fine Ceramic Parts Group

Products in this reporting segment are widely used in the computing, telecommunications, automotive and various industrial sectors. These products are made from a variety of ceramic materials, such as silicon carbide, silicon nitrides and zirconia as well as alumina, utilizing their characteristics of heat resistance, corrosion resistance and wear resistance.

Products Kyocera develops, manufactures and sells in this reporting segment include substrates, which are thin ceramic bases used by manufacturers for hybrid integrated circuit (“IC”) foundations. Kyocera also develops, manufactures and sells substrates for thermal printheads, ceramic/alumina tape substrates for chip resistors, substrates for HDD thin film magnetic heads, sapphire substrates for LCD projectors and LEDs, components for LCD manufacturing equipment, components for semiconductor processing equipment, mechanical seals for pumps, engine components for the automobile industry, friction tight discs and thread guides for yarn texturing machines in the textile industry, rings for fishing rods, nozzles and parts for paper-making machinery.

(2) Semiconductor Parts Group

Kyocera develops, manufactures and sells inorganic (ceramic) and organic packages in this reporting segment. Ceramic packages have the characteristics of air and water tight and corrosion resistance as well as having the ability to dissipate heat efficiently. In addition, they have a superior capacity for use in high frequency and embedded passive components. Kyocera develops, manufactures and sells ceramic packages for IC or other semiconductor and electronic components.

The most common types of the ceramic packages Kyocera develops, manufactures and sells are multilayer packages, including surface mount device (SMD) ceramic packages and pin grid array packages. Kyocera also develops, manufactures and sells optical communication device packages and ceramic parts for fiber-optic communications connectors. SMD ceramic packages are used for surface acoustic wave (SAW) filters and temperature compensated crystal oscillators (TCXOs), which are mostly inserted into mobile phone handsets. Pin grid array packages are sold to manufacturers of MPUs and of other logic ICs, which are principally inserted into information equipment and peripherals. Kyocera also develops, manufactures and sells ceramic packages for charge-coupled-devices (CCDs) and complementary metal oxide semiconductor (CMOS) devices, which are mainly used in camera-equipped mobile phone handsets and digital still cameras.

In the organic package business, Kyocera established a specialized high density organic circuit board manufacturer, Kyocera SLC Technologies Corporation (KST). KST develops, manufactures and sells system in a package substrates (SiP) used in mobile phone handsets and organic flip-chip packages for high-end application specific integrated circuits (ASICs). KST aims to increase sales of organic package for new micro processor units (MPUs) and its peripheral devices for digital consumer equipment.

(3) Applied Ceramic Products Group

This reporting segment consists of four product lines: 1) Solar Energy Products, 2) Cutting Tools, 3) Jewelry and Applied Ceramic Related Products, 4) Dental Implants, Artificial Bone and Joint Prosthesis.

1) Solar Energy Products

Kyocera develops, manufactures and sells solar cells and modules, applied solar cell products and residential and industrial solar power generating systems. We are expanding our solar cell production capacity in Japan and commenced assembly of solar modules by Kyocera (Tianjin) Solar Energy Co., Ltd. in China, which was established as our manufacture and sales subsidiary of solar modules in May 2003. In addition, Kyocera commenced assembly of solar module in Kyocera Solar, Inc. Mexico Plant in Tijuana, Mexico, for the U.S. market in October 2004. To increase sales in Europe, Kyocera also commenced assembly of solar modules in the Czech Republic in October 2005. Kyocera produces solar cells and modules through a global quadripartite production system.

2) Cutting Tools

Kyocera develops, manufactures and sells cutting tools for metal processing in industrial production, particularly in the automotive industry. To expand its cutting tools business, Kyocera Corporation acquired Tycom Corporation (currently Kyocera Tycom Corporation, a consolidated subsidiary), which was a manufacturer of micro drills for printed circuit boards in the United States, in January 2001. Kyocera aims to be a market leader in the cutting tools business by pursuing synergies between Kyocera Tycom Corporation and Kyocera Corporation via worldwide manufacturing and sales channels.

3) Jewelry and Applied Ceramic Related Products

Recrystallized jewelry comprises mainly synthetic emeralds, alexandrines and rubies. These stones are manufactured using a single crystal growth technology developed by us, and are chemically and physically equivalent to natural stones. We introduce recrystallized jewelry products to meet consumer needs and to cultivate our sales network. Kyocera also produces and sales applied ceramic related products such as kitchen knives utilizing ceramic characteristics of wear and corrosion resistance from acid and alkalinity.

4) Dental Implants, Artificial Bone and Joint Prosthesis

Kyocera established Japan Medical Materials Corporation (JMM) with Kobe Steel, Ltd. by integrating the two companies’ medical material businesses in September 2004. JMM produces a wide range of products such as dental implants, artificial bone and joint prosthesis, artificial knee joint replacement systems, and ceramic materials helping heal hip fractures by combinations of material, processing technologies of ceramics and titanium alloys and integrating business resources such as development, manufacturing, marketing and sales channels of Kyocera and Kobe Steel, Ltd.

(4) Electronic Device Group

Kyocera develops, manufactures and sells high quality and cost competitive electronic components and devices for the telecommunications and information processing industry. This field creates demand for miniaturization, low voltage, high frequency and low energy consumption, and we develop, manufacture and sell high-value-added products such as miniature ceramic capacitors with high capacitance capacitors, tantalum capacitors, miniature timing devices like TCXOs, RF modules and connectors for mobile phone handsets and PCs. We also develop, manufacture and sell thin-film products such as thermal printheads, amorphous silicon photoreceptor drums and LCDs for audio visual electronic equipment, office automation equipment and industrial equipment.

We are strengthening our manufacturing and sales in China to enhance price competition and to cultivate new markets. Shanghai Kyocera Electronics Co., Ltd. mainly produces ceramic capacitors and timing devices. We aim to expand sales in China through our sales company in Tianjin which markets our products made both in China and outside China.

To expand this reporting segment business, we are pursuing the synergies with subsidiaries. AVX Corporation and its consolidated subsidiaries (AVX), which develops, manufactures and sells ceramic capacitors, tantalum capacitors and other passive components for telecommunications and information equipment, has a global manufacturing and sales network. AVX is a major contributor to our Electronic Device Group sales and pursue synergies with development and manufacturing in ceramic capacitor business. In our timing device business, Kyocera Corporation acquired Kinseki, Limited (currently Kyocera Kinseki Corporation, a consolidated subsidiary) through a share exchange in August 2003. The marketing division of Kyocera Kinseki Corporation was merged into the marketing division of the electronic components of Kyocera Corporation and the manufacturing division of crystal related components of Kyocera Corporation was transferred to Kyocera Kinseki Corporation through corporate splits to pursue synergies in development, manufacture and marketing in April 2004. Kyocera Kinseki Corporation acquired Hertz Technology Inc. (currently Kyocera Kinseki Hertz Corporation, a consolidated subsidiary) in order to enhance its crystal devices business and gained new technology for tuning-fork crystal units, in July 2006.

(5) Telecommunications Equipment Group

This reporting segment includes CDMA mobile phone handsets and PHS-related products such as PHS mobile phone handsets and base stations. These products are produced and distributed mainly for KDDI Corporation (KDDI) and WILLCOM, Inc. (WILLCOM), as well as for other Asian and U.S. telecommunication service providers. KDDI is a telecommunications service company, in which we made an equity investment when it was founded in 1984, at a time when the telecommunications business in Japan, which had previously been monopolized by a national telephone company, was opened to private companies. KDDI and KDDI’s subsidiaries are currently engaged in providing domestic, long distance, international telephone services and mobile phone services. WILLCOM provides PHS services and our shareholder ratio in WILLCOM is 30%.

One of our major businesses in the Telecommunications Equipment Group is mobile phone handset business focused on CDMA protocol. This technology has become one of the fastest growing mobile phone protocols. We acquired the CDMA mobile phone handset business of Qualcomm Inc. and established Kyocera Wireless Corp. as a wholly-owned subsidiary in February 2000. In addition, we established Kyocera Wireless (INDIA) PVT. LTD., a subsidiary for developing software for CDMA mobile phone handsets in June 2003.

In September 2005, we decided to outsource the manufacturing division of Kyocera Wireless Corp. to Flextronics International Ltd., a leading provider of electronics manufacturing services. With regard to the mobile phone handsets business, we expect to increase sales of CDMA mobile phone handsets through the outsourcing and global development structures based in Japan, the United States and India.

Our other major business in the Telecommunications Equipment Group is the PHS-related business. We are expanding this business by cultivating new markets through expansion of application of PHS technology. Specifically, we are promoting new PHS mobile phone handsets and base stations that work with the high speed data transmission services offered in Japan. We also promote wireless Internet systems, which enable internet services to be used at broadband speed with wireless technology. By promoting these businesses in appropriate market, we will seek to increase sales of PHS-related products.

(6) Information Equipment Group

The major products in this reporting segment comprise page printers, digital copying machines and multifunctional systems. Our products are marketed under the name of “ECOSYS” with a long life cycle, ecology and economy concept utilizing our thin film products, amorphous silicon photoreceptor drums.

In April 2000, Kyocera Mita Corporation became our wholly-owned subsidiary. Kyocera Corporation’s ECOSYS printer unit was merged into this subsidiary, enabling us to build a unified presence in the document solutions business. Further efficiencies have resulted from the merger of our printer and copier sales operations with those of Kyocera Mita Corporation. We have enhanced our product line through the standardization of engines between the printers, copying machines and multifunctional systems. We established Kyocera Mita Office Equipment (Dongguan) Co., Ltd, in Dongguan, China due mainly to strengthen price competitiveness in December 2001.

We expect further strong demand for color ECOSYS printers, copying machines and multifunctional systems. We focus on expanding our comprehensive color-capable product line up of ECOSYS printers, copying machines and multifunctional systems with the original “ECOSYS” concept as well as monochrome products.

(7) Optical Equipment Group

The major products in this reporting segment include optical modules for camera-equipped mobile phone handsets and various lenses such as aspherical lenses.

We are developing our optical components business through the integration of internal technologies such as lense design, manufacturing process and of expertise in electronic devices.

(8) Others

This reporting segment includes revenues from telecommunication network systems and our office leasing business in Japan and Asia. This segment also develops, manufactures and sells electronic component materials, electric insulators and synthetic resin molded parts.

Kyocera Communication Systems Co., Ltd. (KCCS) operates a total telecommunications network system business, from system development to design, construction and maintenance services. KCCS is also expanding data center services for mobile phone content distribution services and IT solutions services for business users by developing new products featuring network as well as system integration services.

Kyocera Chemical Corporation, which joined Kyocera in August 2002, mainly produces electronic component materials. We develop new products by pursuing synergies with fine chemical technologies and our components technologies such as the Electronic Device Group.

In August 2006, Kyocera sold its entire of shares in Kyocera Leasing Co., Ltd.,a subsidiary engaged in financing services, to enhance and improve its corporate value by concentrating Kyocera’s management resources on its core businesses.

Sales and Distribution

Our products are marketed worldwide by our sales personnel, as well as through sales companies within our group compensated solely on a commission basis, and by independent distributors. We have regional sales and design application personnel in strategic locations to provide technical and sales support for independent manufacturers’ representatives and independent distributors. We believe that this combination of distribution channels leads to a high level of market penetration and efficient coverage for our customers on a cost-effective basis.

Most of the sales of the Fine Ceramic Parts Group, the Semiconductor Parts Group and the Electronic Device Group are made directly to manufacturers worldwide who incorporate them into their own products. However, the Applied Ceramic Products Group, which creates products such as cutting tools, recrystallized jewelry, solar energy products and various other applied fine ceramics products, tend to be sold to distributors and wholesalers. Jewelry sales are made mainly through direct retail shops and agencies in Japan. Sales of consumer solar energy products are made through direct sales companies, as well as through sales distributors. Dental implants, artificial bone and joint prosthesis are mainly sold through distributors. In the Telecommunications Equipment Group, our domestic sales of mobile handsets comprise sales to KDDI Corporation and PHS handsets to WILLCOM INC., and we also sell our handsets directly to telecommunication providers in overseas markets. The Information Equipment Group markets products such as ECOCSYS printers, copier machines and multifunctional systems both in Japan and abroad under our brand name through distributors and wholesalers. In the Optical Equipment Group, optical modules for mobile phone handsets are marketed directly to mobile phone handsets manufacturers. Office renting and other services are provided to companies outside our group, mainly in Japan. Our telecommunication network engineering and data center services are provided directly to customers and users.

Domestic sales are made in the yen, while overseas sales are made in a variety of currencies, but predominantly in the U.S. dollars and Euro.

Sources and Availability of Raw Materials and Supplies

We purchase a variety of raw materials. The principal ones in terms of volume are alumina (a mineral substance produced from bauxite and from which aluminum is made), zirconia, titania, silicon nitride, tungsten, tantalum and silicon used for the products of the Fine Ceramic Parts Group, the Semiconductor Parts Group, the Applied Ceramic Products Group and the Electronic Device Group. Each of these materials is subject to price volatility.

In terms of costs, gold, which is primarily used in the production process for ceramic packages in the Semiconductor Parts Group, is also subject to price volatility, and is our most significant raw material. Our policy is to hedge against fluctuations in the price of gold by keeping a small gold inventory and by generally pricing products on a “gold adder” system so that customers pay for the gold contained in semiconductor parts at a rate which approximates our cost.

Our main supplies are ICs, LCDs and Printed Circuit Board, used for products in the Electronic Device Group, the Telecommunications Equipment Group and the Information Equipment Group, such as thin-film devices, mobile phone handsets, ECOSYS printers, copier machines and multifunctional systems.

As we typically receive our supply of these raw materials and supplies from several large companies which we believe are reliable sources, we have not generally experienced, and we do not anticipate experiencing in the near future, any difficulty in obtaining raw materials or supplies or in meeting fuel requirements. Although oil prices have risen recently, the increases have not materially affected our purchase price of certain oil-related supplies.

During fiscal 2007, no single supplier accounted for a significant portion of our consolidated purchases of raw materials and supplies. However, a number of components and sub-assemblies used in our products are sourced by sole source suppliers. These tend to be complex, precision components that are sometimes produced only by a limited number of suppliers or a single supplier that may own intellectual property related to the component or sub-assembly.

Patents and Licenses

Our success and competitive position depend on a number of significant patents, licenses and trade secrets relating to our manufacturing and sales processes and products. The following table sets forth information, as of March 31, 2007, with respect to our significant patents and license agreements.

(a) License permitted to produce products

Counterparty	Country	Contents	Period

Qualcomm Incorporated	United States	License under patents regarding mobile phone	From August 31, 1996 to patent expiration

Interdigital Group	United States	License under patents regarding mobile phone	From July 1, 2004 to June 30, 2009

Monotype Imaging	Japan	License under patents regarding font software	From June 25, 1999 to patent expiration

(b) License – cross agreements

Counterparty	Country	Contents	Period

Motorola, Inc.	United States	License under patents regarding mobile phone	From July 1, 2004 to June 30, 2009

Lucent Technologies International Sales Limited	United States	License under patents regarding mobile phone	From September 26, 2005 to December 31, 2009

Nokia Corporation	Finland	License under patents regarding mobile phone	From October 1, 2005 to September 30, 2008

Canon Incorporated	Japan	License under patents regarding electric photo printer	From April 1, 2002 to patent expiration

Competitive Position

(1) Fine Ceramic Parts Group

Products in this reporting segment are highly customized, and major customers are primarily secondary manufacturers who incorporate our products in their products. Therefore, our competitive position largely depends on maintaining close contacts with, and being the first to meet the needs of, secondary manufacturers. We compete with different ceramic manufacturers depending on the product.

(2) Semiconductor Parts Group

In this reporting segment, our goal is to further strengthen our competitive position in both the ceramic and organic materials package business in the world market. To meet with the latest technologies, we seek to strengthen our R&D activities to develop new applications such as wireless and optical communications, digital consumer equipment, and in the automobile and medical areas.

In the ceramic package field, we believe surface mount device packages for electronic components and CCD/CMOS sensor ceramic packages are already market leaders. We also aim to be a market leader in the ceramic packages and to satisfy customer needs by applying our technological and managerial expertise.

In the organic package field, in which we are a relatively late comer, we compete with plastic electronic device manufacturers. To strengthen our technological expertise and expand our business in this area, we acquired the Surface Laminar Circuitry business of IBM Japan in September 2003 and established Kyocera SLC Technologies Corporation (KST). We integrated our management resources into KST in April 2004, and Kyocera SLC Components Corporation, a wholly-owned subsidiary of KST established a new plant in Kyoto, Japan in June 2005. We aim to strengthen our organic material components business going forward by fully utilizing this new plant.

(3) Applied Ceramic Products Group

The awareness of the importance of environmental protection is evident worldwide. We are one of major manufacturer of solar cells and modules in the world. To be a market leader in the solar energy products business, we expanded solar cell production line with 20MW capacity per month in Japan in fiscal 2006 and established solar modules assembling bases in quadripartite plants in Japan, China, Mexico and the Czech Republic. From fiscal 2008, we expect to expand production volume of solar cells and aim to achieve 500MW/year production in fiscal 2011.

We believe we are the major supplier of cutting tools in Japan, and our major application of cutting tools is for the automotive industry. Although we have many global competitors, we introduced new facilities to handle material processing and started vertically in-house integrated production in fiscal 2006. We intend to expand our market share on a global basis by utilizing our vertically integrated production line.

(4) Electronic Device Group

We believe we are a unique electronic device manufacturer compared with our competitors, who specialize in passive components. We produce not only passive components but also crystal related products, connectors and thin-film devices. In this reporting segment, one of our advantages is that we can supply a variety of components. Since products in this reporting segment are largely standardized, competition is based largely on price, quality and delivery time.

Kyocera is one of the major manufacturers of capacitors and crystal-related components. Most of our competitors in this reporting segment are Japanese manufacturers. However, AVX Corporation, a U.S. subsidiary, competes with overseas manufacturers in producing tantalum capacitors. We believe our thin-film products, such as thermal printheads, and amorphous silicon photoreceptor drums, are market-leading products in applications for printers and copier machines.

We are also continuing to seek synergies within Kyocera and reduce costs in order to expand this business. We strive to optimize our development, production, and sales throughout our global network, reduce manufacturing costs, and enhance price competitiveness. Specifically, we believe these goals can be achieved by maximizing our production capability of Chinese production bases.

(5) Telecommunications Equipment Group

In the Japanese market, our main competitors for mobile phone handsets are Japanese manufacturers. In the mobile phone handsets market outside Japan, Kyocera competes with U.S., European and Asian manufacturers. We are currently a middle-class supplier in terms of sales volume in the global CDMA handsets market. During fiscal 2006, Kyocera outsourced its CDMA handset production at Kyocera Wireless Corp. to Flextronics International Ltd. to reduce manufacturing costs and improve profitability. In terms of PHS-related products in Japan, our main competitors are Japanese manufacturers.

(6) Information Equipment Group

We compete with both Japanese and overseas manufacturers in the information equipment such as copier machines, printers and multifunctional systems. Our products are based on our unique “ECOSYS” concept that provide long life cycle, ecology and economy concept by utilizing our highly durable amorphous silicon photoreceptor drums. Our ECOSYS concept is widely used in our printers, copier machines and multifunctional systems as well as monochrome and color, low speed to high speed models, and we believe it differentiates us from other manufacturers.

(7) Optical Equipment Group

We compete against both Japanese and overseas competitors for our camera modules for mobile phone handsets. We focus on high-value-added, small optical modules for mobile phone handsets with high pixels by utilizing our in-house lens design technology, manufacturing process technology and integrated expertise in electronic device and in semiconductor parts.

Government Regulation

There are some governmental regulations specifically applicable to industries in which Kyocera operates. However, we do not believe that such governmental regulations currently have material effects on Kyocera’s business.

C. Organizational Structure

We had 179 subsidiaries and affiliates as of March 31, 2007. Our management structure is based on a business segment structure. Therefore, the management of each segment is conducted uniformly regardless of whether our operations are conducted by the parent company or by one of our subsidiaries.

The following table sets forth information, as of March 31, 2007, with respect to our significant subsidiaries.

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
(1) Fine Ceramic Parts Group
Kyocera Industrial Ceramics Corporation	United States	100.00%	Manufacture and sale of fine ceramic-related products and sale of electronic devices
Kyocera Asia Pacific Pte. Ltd.	Singapore	100.00%	Sale of fine ceramic-related products and electronic devices

(2) Semiconductor Parts Group
Kyocera SLC Technologies Corporation	Japan	100.00%	Manufacture and sale of organic multilayer printed circuit board
Kyocera SLC Components Corporation	Japan	100.00%	Manufacture of organic multilayer printed circuit board
Kyocera America, Inc.	United States	100.00%	Manufacture and sale of fine ceramic-related products
Kyocera Korea Co., Ltd.	Korea	100.00%	Sale of fine ceramic-related products

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
Shanghai Kyocera Electronics Co., Ltd.	China	100.00%	Manufacture and sale of fine ceramic-related products and electronic devices

(3) Applied Ceramic Products Group
Kyocera Solar Corporation	Japan	100.00%	Sale of solar energy products
Japan Medical Materials Corporation	Japan	77.00%	Development, manufacture and sale of medical materials and equipment
Kyocera Solar, Inc.	United States	100.00%	Manufacture and sale of solar energy products
Kyocera Tycom Corporation	United States	100.00%	Manufacture and sale of micro drills
Kyocera (Tianjin) Solar Energy Co., Ltd.	China	90.00%	Manufacture and sale of solar energy products
Kyocera Fineceramics GmbH	Germany	100.00%	Sale of fine ceramic-related products, thin-film devices and solar energy products
Kyocera Precision Tools Korea Co., Ltd.	Korea	90.00%	Manufacture and sale of cutting tools
Kyocera Solar Europe S.R.O.	Czech	100.00%	Manufacture of solar energy products
Kyocera Mexicana, S.A. de C.V.	Mexico	100.00%	Manufacture of ceramic-related products and solar modules

(4) Electronic Device Group
Kyocera Kinseki Corporation	Japan	100.00%	Manufacture of electronic devices
Kyocera Elco Corporation	Japan	100.00%	Manufacture and sale of electronic devices
Kyocera Display Institute Co., Ltd.	Japan	100.00%	R&D of organic electro luminescence display

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
AVX Corporation	United States	70.95%	Manufacture and sale of electronic devices
Kyocera Elco Korea Co., Ltd.	Korea	100.00%	Manufacture of electronic devices
Kyocera Elco Hong Kong Ltd.	China	100.00%	Sale of electronic devices
Kyocera (Tianjin) Sales & Trading Corporation	China	90.00%	Sale of electronic devices, fine ceramic-related products and information equipment

(5) Telecommunications Equipment Group
Kyocera Wireless Corp.	United States	100.00%	Manufacture and sale of telecommunications equipment
Kyocera Wireless (India) PVT. Ltd.	India	100.00%	R&D of telecommunications equipment
Kyocera Telecommunications Research Corporation	United States	100.00%	R&D of telecommunications equipment

(6) Information Equipment Group
Kyocera Mita Corporation	Japan	100.00%	Manufacture and sale of information equipment
Kyocera Mita Japan Corporation	Japan	100.00%	Sale of information equipment
Kyocera Mita America, Inc.	United States	100.00%	Sale of information equipment
Kyocera Mita Office Equipment (Dongguan) Co., Ltd.	China	90.00%	Manufacture and sale of information equipment
Kyocera Mita Europe B.V.	Netherlands	100.00%	Sale of information equipment
Kyocera Mita Deutschland GmbH	Germany	100.00%	Sale of information equipment

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
(7) Optical Equipment Group
Kyocera Optec Co., Ltd.	Japan	100.00%	Manufacture and sale of optical components
Universal Optical Industries, Ltd.	China	100.00%	Manufacture and sale of optical components, cutting tools and thin-film devices
Dongguan Shilong Kyocera Optics Co., Ltd.	China	90.00%	Manufacture and sale of optical components, cutting tools and thin-film devices

(8) Others
Kyocera Communication Systems Co., Ltd.	Japan	76.30%	Provision of IT services
Kyocera Realty Development Co., Ltd.	Japan	100.00%	Real estate services
Hotel Kyocera Co., Ltd.	Japan	100.00%	Hotel management and operations
Hotel Princess Kyoto Co., Ltd.	Japan	100.00%	Hotel management and operations
Kyocera International Co., Ltd.	Japan	100.00%	Insurance and travel agency
Kyocera Chemical Corporation	Japan	100.00%	Manufacture and sale of electronic materials
Piazza Investment Co., Ltd.	China	100.00%	Real estate leasing
Shanghai Kyocera Realty Development Co., Ltd.	China	100.00%	Real estate leasing

In addition to the above consolidated subsidiaries, Kyocera had 124 other consolidated subsidiaries as of March 31, 2007, including Kyocera International Inc., a wholly-owned U.S. subsidiary which is a holding company established to own Kyocera’s subsidiaries in North America. Kyocera also had interests in two subsidiaries accounted for by the equity method and 10 affiliates accounted for by the equity method as of March 31, 2007.

AVX Corporation, in our Electronic Device Group, is one of our most significant subsidiaries. Most of the electronic devices we produce for overseas sales are distributed by AVX Corporation by utilizing AVX Corporation’s wide range of marketing channels. In addition, we market passive components produced by AVX Corporation in the Japanese market. We also utilize AVX Corporation’s manufacturing process for ceramic capacitors to improve productivity and to enhance our competitiveness. In addition, AVX Corporation introduced our materials technologies into its ceramic capacitor production. We have been seeking better ways to cooperate in expanding our electronic device businesses. Currently, four of our directors are members of AVX Corporation’s board of directors and AVX Corporation’s chief executive officer is one of our directors. Within the Electronic Device Group, we have a close relationship with AVX Corporation in marketing, manufacturing, and research and development, and we are seeking and pursuing synergies to be a leading passive component manufacturer. AVX Corporation posted net income of $153,865 thousand in fiscal 2007, compared to $81,752 thousand in fiscal 2006, and its strong performance contributed significantly to Kyocera’s results of operations and financial condition for fiscal 2006 and 2007. See Item 5.A “Operating Results” of this Form 20-F.

D. Property, Plants and Equipment

Our manufacturing operations are conducted in Japan, the United States, Mexico, El Salvador, Brazil, the United Kingdom, Germany, France, the Czech Republic, Singapore, South Korea, China, Taiwan, Malaysia, Israel, Thailand and Philippines. As of March 31, 2007, we had property, plants and equipment with a net book value of ¥280,906 million ($2,381 million). During the five years ended March 31, 2007, we invested a total of ¥315,798 million ($2,676 million) for additions to property, plants and equipment. Our property, plants and equipment are not subject to any material encumbrances or environmental issues.

The following table sets forth information, as of March 31, 2007, with respect to our manufacturing facilities with floor space of more than 100,000 square feet.

Name of Plant	Location	Status	Floor Space	Lease Expires	Principal Products Manufactured
			(in thousands of square feet)
Japan
Hokkaido Kitami Plant	Kitami, Hokkaido	Owned	295		Telecommunications equipment, Semiconductor parts, Fine ceramic parts
Fukushima Tanagura Plant	Higashi-Shirakawa, Fukushima	Owned	126		Telecommunications equipment
Koriyama Plant	Koriyama, Fukushima	Owned	157		Electronic parts and materials
Nagano Okaya Plant	Okaya, Nagano	Owned	382		Fine ceramic parts, Electronic components, Cutting tools
Kawasaki Plant	Kawasaki, Kanagawa	Owned	159		Electronic parts and materials
Kawaguchi Plant	Kawaguchi, Saitama	Owned	389		Electronic parts and materials
Ise Plant	Ise, Mie	Owned	102		Solar modules
Tamaki Plant	Watarai, Mie	Owned	200		Information equipments
Shiga Gamo Plant	Higashi-Ohmi, Shiga	Owned	724		Fine ceramic parts, Semiconductor parts
Shiga Yokaichi Plant	Higashi-Ohmi, Shiga	Owned	1,417		Fine ceramic parts, Electronic components, Solar cells, Cutting tools
Hirakata Plant	Hirakata, Osaka	Owned	421		Information equipment
Kagoshima Sendai Plant	Satsuma-Sendai, Kagoshima	Owned	1,522		Fine ceramic parts, Semiconductor parts, Electronic components, Cutting tools

Name of Plant	Location	Status	Floor Space	Lease Expires	Principal Products Manufactured
			(in thousands of square feet)

Kagoshima Kokubu Plant	Kirishima, Kagoshima	Owned	2,092		Fine ceramic parts, Semiconductor parts, Electronic components
Kagoshima Hayato Plant	Kirishima, Kagoshima	Owned	278		Electronic components
Hokkaido Ebetsu Plant	Ebetsu, Hokkaido	Owned	100		Electronic components
Yamagata Higashine Plant	Higashine, Yamagata	Owned	379		Electronic components
Shiga Yasu Plant	Yasu, Shiga	Owned	146		Organic multilayer printed circuit boards
Ayabe Plant	Ayabe, Kyoto	Owned	291		Organic multilayer printed circuit boards

United States
Balboa Plant	San Diego, California	Owned	300		Semiconductor parts
Mountain Home Plant	Mountain Home, North Carolina	Owned	134		Cutting tools
Myrtle Plant	Myrtle Beach, South Carolina	Owned	604		Electronic components
Olean Plant	Olean, New York	Owned	113		Electronic components
Raleigh Plant	Raleigh, North Carolina	Owned	203		Electronic components
South Carolina Plant	Fountain Inn, South Carolina	Owned	300		Information equipments

Mexico
Tijuana Plant	Tijuana	Owned	117		Semiconductor parts, Solar modules

El Salvador
San Salvador Plant	San Salvador	Owned	438		Electronic components

United Kingdom
Paignton Plant	Paignton, England	Owned	127		Electronic components
Coleraine Plant	Coleraine, Northern Ireland	Owned	171		Electronic components

Germany
Betzdorf Plant	Betzdorf	Owned	115		Electronic components

France
Saint-Apollinaire Plant	Saint-Apollinaire	Leased	387	2010	Electronic components

Czech Republic
Lanskroun Plant	Lanskroun	Leased	219	2017	Electronic components
Lanskroun Plant	Lanskroun	Owned	308		Electronic components
Uherske Hradiste Plant	Uherske Hradiste	Owned	258		Electronic components
Kadan Plant	Kadan	Owned	134		Solar modules

Name of Plant	Location	Status	Floor Space	Lease Expires	Principal Products Manufactured
			(in thousands of square feet)
China
Tianjin Plant	Tianjin	Owned	520		Electronic components
Shilong Plant	Dongguan, Canton	Leased	2,331	2020	Information equipments
Shilong Plant	Dongguan, Canton	Leased	156	2008	Information equipments
Shilong Plant	Dongguan, Canton	Leased	776	2016	Optical Equipment, Cutting tools
Shanghai Pudong Plant	Shanghai	Leased	1,040	2010	Semiconductor parts, Electronic components
Hong Kong Plant	Hong Kong	Leased	183	2008	Information equipments

Malaysia
Penang Plant	Penang	Owned	162		Electronic components

Singapore
Singapore Plant	Singapore	Owned	129		Electronic parts and materials

Thailand
Thailand Plant	Thailand	Owned	264		Electronic components

Philippines
Philippines Plant	Philippines	Owned	332		Electronic components

Item 4A. Unresolved Staff Comments

We are a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding our periodic reports under that Act not less than 180 days before the end of the fiscal year ended March 31, 2007 and which remain unresolved as of the date of the filing of this Form 20-F with the Commission.

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

Overview

Kyocera develops, produces and distributes various kinds of products mainly for the telecommunications and information processing and environmental protection markets. Kyocera Corporation was established in 1959 as a manufacturer of ceramic parts for electronic equipment and has been expanding and diversifying its business mainly through active mergers and acquisitions, as well as applying its fine ceramic technologies to the areas of semiconductor parts, electronic devices, telecommunication, metal processing, medical and dental implants and solar energy fields. Kyocera develops, produces and distributes a variety of parts and devices for electronic equipment such as computers, automobiles, printers, copying machines and multifunctional systems, as well as consumer electronic equipment such as mobile phone handsets, digital still cameras and digital TVs Kyocera earns revenue and income and generates cash through sales of these products.

Kyocera’s operations are classified into eight reporting segments: (1) Fine Ceramic Parts Group, (2) Semiconductor Parts Group, (3) Applied Ceramic Products Group, (4) Electronic Device Group, (5) Telecommunications Equipment Group, (6) Information Equipment Group, (7) Optical Equipment Group and (8) Others. Kyocera categorizes the Fine Ceramic Parts Group, the Semiconductor Parts Group, the Applied Ceramic Products Group and the Electronic Device Group into one main business referred to as “the Components Business,” and categorizes the Telecommunications Equipment Group, the Information Equipment Group and the Optical Equipment Group into another main business referred to as “the Equipment Business.”

Most of Kyocera’s profits are derived from sales of products and provision of services in the information technology (IT) markets, including the electronic equipment related market. In fiscal 2007, production of digital consumer equipment such as mobile phone handsets, digital TVs and new game consoles recorded a significant year-on-year increase, which led to strong components demand for such electronic equipment. Amid a favorable market environment with strong demand for digital consumer equipment throughout fiscal 2007, Kyocera worked aggressively to launch new products and to improve productivity with the goal of achieving continuous sales expansion and high profitability. In addition, during fiscal 2007, efforts were made to strengthen the “Amoeba Management System,” Kyocera’s unique management system, in order to revitalize all business segments (“operational excellence”) within the Kyocera Group and to boost ability to achieve goals (“executional excellence”) across the Kyocera Group. As a result, sales and profits increased both in the Components and the Equipment Businesses compared with fiscal 2006.

Results of Operations

Fiscal 2007 compared with Fiscal 2006

The following table shows a summary of Kyocera’s results of operations for fiscal 2006 and fiscal 2007:

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,
	2006		2007			Increase (Decrease)
	Amount	%	Amount		%	%
Net sales	¥1,173,544	100.0	¥1,283,897	$10,880,483	100.0	9.4
Cost of sales	835,042	71.2	900,470	7,631,102	70.1	7.8

Gross profit	338,502	28.8	383,427	3,249,381	29.9	13.3
Selling, general and administrative expenses	238,807	20.3	248,325	2,104,449	19.4	4.0

Profit from operations	99,695	8.5	135,102	1,144,932	10.5	35.5
Interest and dividend income	8,990	0.8	15,472	131,119	1.2	72.1
Interest expense	(1,301)	(0.1)	(1,647)	(13,958)	(0.1)	—
Foreign currency transaction losses, net	(316)	(0.0)	(65)	(551)	(0.0)	—
Equity in (losses) earnings of affiliates and unconsolidated subsidiaries	(1,216)	(0.1)	2,621	22,212	0.2	—
Gains on sales and maturities of securities, net	1,472	0.1	3,819	32,365	0.3	159.4
Gains on exchange for the shares	5,294	0.4	24	203	0.0	(99.5)
Gain on sale of investment in an affiliate	6,931	0.6	26	220	0.0	(99.6)
Loss on impairment of investment in an affiliate	(3,492)	(0.3)	—	—	—	—
Other, net	1,180	0.1	1,188	10,068	0.1	0.7

	17,542	1.5	21,438	181,678	1.7	22.2

Income from continuing operations before income taxes and minority interests	117,237	10.0	156,540	1,326,610	12.2	33.5
Income taxes	46,760	4.0	48,887	414,297	3.8	4.5

Income from cotinuing operations before minority interests	70,477	6.0	107,653	912,313	8.4	52.7
Minority interests	(4,389)	(0.4)	(6,324)	(53,593)	(0.5)	—

Income from continuing operations	66,088	5.6	101,329	858,720	7.9	53.3
Income from discontinued operations	3,608	0.3	5,175	43,856	0.4	43.4

Net income	¥69,696	5.9	¥106,504	$902,576	8.3	52.8

Note 2: For the reasons set forth in Note 1, figures for fiscal 2006 have been retrospectively reclassified for comparative purposes. As a result, reclassified consolidated net sales for fiscal 2006 decreased by ¥7,945 million compared with the result previously reported, reclassified profit from operations decreased by ¥3,512 million and income from continuing operations before income taxes and minority interests for fiscal 2006 decreased by ¥4,151 million, respectively.

Net sales

Consolidated net sales for fiscal 2007 increased by ¥110,353 million ($935 million), or 9.4%, to ¥1,283,897 million ($10,880 million) compared with ¥1,173,544 million in fiscal 2006.

Consolidated net sales in the Components Business in fiscal 2007 increased by ¥69,058 million ($585 million), or 11.9%, to ¥650,877 million ($5,516 million) compared with fiscal 2006. In particular, sales in the Electronic Device Group were strong throughout the year, notably ceramic capacitors and timing devices. As a result, sales in the Electronic Device Group resulted in an increase of ¥26,564 million ($225 million), or 10.2% compared with fiscal 2006. In addition, sales in the Fine Ceramic Parts Group, the Semiconductor Parts Group and the Applied Ceramic Products Group also achieved growth of 17.2%, 12.6% and 11.5%, respectively, compared with fiscal 2006.

Consolidated net sales in the Equipment Business increased by ¥38,305 million ($325 million), or 7.8%, to ¥531,668 million ($4,506 million) compared with fiscal 2006. Sales in the Telecommunications Equipment Group and the Information Equipment Group increased by ¥22,148 million ($188 million), or 9.7% and ¥19,400 million ($164 million), or 7.8% compared with fiscal 2006. These increases were due to strong demand in mobile phone handsets and new printers and multifunctional systems.

A detailed analysis and discussion of Kyocera’s net sales by reporting segment and geographic segment are as follows:

Net sales by reporting segment

The following table shows a breakdown of Kyocera’s total consolidated net sales for fiscal 2006 and fiscal 2007 by the eight reporting segments:

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,
	2006		2007			Increase (Decrease)
	Amount	%	Amount		%	%
Fine Ceramic Parts Group	¥69,373	5.9	¥81,326	$689,203	6.3	17.2
Semiconductor Parts Group	135,299	11.6	152,292	1,290,610	11.9	12.6
Applied Ceramic Products Group	117,555	10.0	131,103	1,111,042	10.2	11.5
Electronic Device Group	259,592	22.1	286,156	2,425,051	22.3	10.2

Total Components Business	581,819	49.6	650,877	5,515,906	50.7	11.9
Telecommunications Equipment Group	229,035	19.5	251,183	2,128,670	19.6	9.7
Information Equipment Group	249,381	21.2	268,781	2,277,805	20.9	7.8
Optical Equipment Group	14,947	1.3	11,704	99,187	0.9	(21.7)

Total Equipment Business	493,363	42.0	531,668	4,505,662	41.4	7.8
Others	117,409	10.0	125,656	1,064,881	9.8	7.0
Adjustments and eliminations	(19,047)	(1.6)	(24,304)	(205,966)	(1.9)	—

	¥1,173,544	100.0	¥1,283,897	$10,880,483	100.0	9.4

Note 3: Commencing in fiscal 2007, the Precision Machine Division of Kyocera Corporation, formerly included within “Corporate,” has been reclassified into “Others.” Accordingly, previously reported results of these reporting segments for fiscal 2006 have been retrospectively reclassified.

Note 4: For the reasons set forth in Note 1 and Note 3, net sales of “Others” in fiscal 2006 decreased by ¥7,565 million and “Adjustments and eliminations” increased by ¥(380) million compared with those previously reported.

(1) Fine Ceramic Parts Group

Sales in this segment in fiscal 2007 increased by ¥11,953 million ($101 million), or 17.2%, to ¥81,326 million ($689 million) compared with ¥69,373 million in fiscal 2006. This increase was due primarily to expanded demand for components for semiconductor processing equipment, spurred by strong production activities in the semiconductor industry.

(2) Semiconductor Parts Group

Sales in this segment increased by ¥16,993 million ($144 million), or 12.6%, to ¥152,292 million ($1,291 million) compared with ¥135,299 million in fiscal 2006. This increase was due mainly to increased demand for ceramic packages used in mobile phone handsets and digital-still-cameras.

(3) Applied Ceramic Products Group

Sales in this segment increased by ¥13,548 million ($115 million), or 11.5%, to ¥131,103 million ($1,111 million) compared with ¥117,555 million in fiscal 2006. This increase was due mainly to sales growth of solar energy products, particularly in the European market, combined with increased demand for medical materials and cutting tools.

(4) Electronic Device Group

Sales in this segment increased by ¥26,564 million ($225 million), or 10.2%, to ¥286,156 million ($2,425 million) compared with ¥259,592 million in fiscal 2006. Demand for products such as ceramic capacitors, crystal-related components and connectors, expanded due primarily to strong production activity for digital consumer equipment. In addition, AVX Corporation (AVX), a U.S. subsidiary, also recorded increased sales.

(5) Telecommunications Equipment Group

Sales in this segment increased by ¥22,148 million ($188 million), or 9.7%, to ¥251,183 million ($2,129 million) compared with ¥229,035 million in fiscal 2006. This increase was due to sales growth of new mobile phone handsets in Japan and overseas.

(6) Information Equipment Group

Sales in this segment increased by ¥19,400 million ($164 million), or 7.8%, to ¥268,781 million ($2,278 million) compared with ¥249,381 million in fiscal 2006. Sales of multifunctional systems and ECOSYS printers expanded in overseas resulting from the aggressive introduction of new products and enhanced marketing activities.

(7) Optical Equipment Group

Sales in this segment decreased by ¥3,243 million ($27 million), or 21.7%, to ¥11,704 million ($99 million) compared with ¥14,947 million in fiscal 2006. This decrease was due mainly to the downsizing of the camera business and slow demand for camera modules for mobile phone handsets.

(8) Others

Sales in this segment increased by ¥8,247 million ($70 million), or 7.0%, to ¥125,656 million ($1,065 million) compared with ¥117,409 million in fiscal 2006. This increase was due mainly to growth of sales in the telecommunications engineering business at Kyocera Communication Systems Co., Ltd (KCCS).

Net sales by geographic segment

The following table shows a breakdown of Kyocera’s total consolidated net sales for fiscal 2006 and fiscal 2007, distinguishing between domestic and overseas sales and, with respect to overseas sales, showing the geographical areas in which such sales were made:

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,
	2006		2007			Increase (Decrease)
	Amount	%	Amount		%	%
Japan	¥467,035	39.8	¥496,959	$4,211,517	38.7	6.4
United States of America	253,696	21.6	274,361	2,325,093	21.4	8.1
Asia	198,731	16.9	216,663	1,836,127	16.9	9.0
Europe	184,351	15.7	210,726	1,785,814	16.4	14.3
Others	69,731	6.0	85,188	721,932	6.6	22.2

	¥1,173,544	100.0	¥1,283,897	$10,880,483	100.0	9.4

Note 5: For the reasons set forth in Note 1, consolidated sales in Japan in fiscal 2006 decreased by ¥7,945 million, compared with those previously reported.

Sales in Japan, which comprised 38.7% of consolidated net sales, increased by ¥29,924 million ($254 million), or 6.4%, to ¥496,959 million ($4,212 million) compared with ¥467,035 million in fiscal 2006 due to sales growth in mobile phone handsets and products in the Fine Ceramic Parts Group, such as components for semiconductor processing equipment. Overseas sales, which comprised 61.3% of consolidated net sales, increased by ¥80,429 million ($682 million), or 11.4%, to ¥786,938 million ($6,669 million) compared with ¥706,509 million in fiscal 2006, due to sales growth of the Electronic Device Group in Asia, the Information Equipment and solar energy business in Europe, and of mobile phone handsets and the Semiconductor Parts Group in the United States.

Since almost all overseas sales were denominated in U.S. dollars or Euro, the depreciation of the yen against these currencies during fiscal 2007 produced a positive impact of approximately ¥39.6 billion ($336 million) in net sales compared with fiscal 2006, after translation into yen.

Sales in the United States increased by ¥20,665 million ($175 million), or 8.1%, to ¥274,361 million ($2,325 million) compared with ¥253,696 million in fiscal 2006 due to sales growth of mobile phone handsets at Kyocera Wireless Corp. (KWC), of the Semiconductor Parts Group and of the Information Equipment Group. Sales in Asia increased by ¥17,932 million ($152 million), or 9.0%, to ¥216,663 million ($1,836 million) compared with ¥198,731 million in fiscal 2006 due to higher sales growth of the Electronic Device Group for digital consumer equipment and of the Semiconductor Parts Group. Sales in Europe increased by ¥26,375 million ($224 million), or 14.3%, to ¥210,726 million ($1,786 million) compared with ¥184,351 million in fiscal 2006 due mainly to sales growth of the Information Equipment Group such as ECOSYS printers and multifunctional systems and the Electronic Device Group, combined with expanded sales in solar energy products. Sales in Others increased by ¥15,457 million ($131 million), or 22.2%, to ¥85,188 million ($722 million) compared with ¥69,731 million in fiscal 2006 due primarily to sales growth of mobile phone handsets.

Cost of sales and gross profit

In fiscal 2007, cost of sales increased by ¥65,428 million ($554 million), or 7.8%, to ¥900,470 million ($7,631 million) from ¥835,042 million in fiscal 2006. This is due mainly to an increase in raw material costs as well as expansion of production due to strong demand in the Components Business and the Equipment Business.

Raw material costs of ¥388,095 million ($3,289 million) accounted for 43.1%, and labor costs of ¥163,836 million ($1,388 million) accounted for 18.2% out of the total cost of sales. The ratio of cost of sales to net sales was 70.1%, a decrease of 1.1 points compared with 71.2% in fiscal 2006, which was led by improved productivity. Reduction of production costs at KWC as a result of structural reforms as well as cost reduction in the Optical Equipment Group due mainly to the downsizing of the camera business contributed to this improvement.

As a result, gross profit increased by ¥44,925 million ($381 million), or 13.3%, in fiscal 2007 to ¥383,427 million ($3,249 million) from ¥338,502 million in fiscal 2006. The gross profit to net sales ratio increased by 1.1 points from 28.8% to 29.9%.

SG&A expenses and profit from operations

Selling, general and administrative (SG&A) expenses in fiscal 2007 increased by ¥9,518 million ($81 million), or 4.0%, to ¥248,325 million ($2,104 million) compared with ¥238,807 million in fiscal 2006. This primarily reflected increases in sales promotion costs due to strengthened marketing efforts and in software development costs in the Equipment Business. Labor cost was ¥119,267 million ($1,011 million), or 48.0% of total SG&A expenses, and sales promotion and advertising cost was ¥41,337 million ($350 million), or 16.6% of total SG&A expenses. The proportion of SG&A expenses to net sales dropped by 0.9 points to 19.4% in fiscal 2007 compared with 20.3% in fiscal 2006.

Although SG&A expenses increased as above, profit from operations increased by ¥35,407 million ($300 million), or 35.5%, to ¥135,102 million ($1,145 million) compared with ¥99,695 million in fiscal 2006 due to further increase of gross profit. The operating margin rose by 2.0 points to 10.5% in fiscal 2007 compared with 8.5% in fiscal 2006.

Interest and dividend income

Interest and dividend income in fiscal 2007 increased by ¥6,482 million ($55 million), or 72.1%, to ¥15,472 million ($131 million) compared with ¥8,990 million in fiscal 2006. This was mainly due to favorable investment management results and an increase in dividend income from KDDI Corporation. Kyocera has an investment policy aimed at low risk, stability and liquidity, and does not typically invest in high-risk financial instruments only for pursuing profits.

Interest expense

Interest expense in fiscal 2007 increased by ¥346 million ($3 million), or 26.6%, to ¥1,647 million ($14 million) compared with ¥1,301 million in fiscal 2006. This was mainly due to an increase in interest expense at foreign subsidiaries and a slight upward trend of interest rates in Japanese financial market.

Foreign currency translation

During fiscal 2007, the average exchange rate for the yen depreciated by ¥4, or 3.5%, against the U.S. dollar and depreciated by ¥12, or 8.7%, against Euro compared with fiscal 2006, respectively. At March 31, 2007, the yen depreciated by ¥1, or 0.9%, against the U.S. dollar and depreciated by ¥14, or 9.8%, against Euro compared with at March 31, 2006, respectively. Kyocera recorded foreign currency transaction losses of ¥65 million ($1 million) in fiscal 2007.

Kyocera typically enters into forward exchange contracts to minimize currency exchange risks on foreign currency denominated receivables and payables. Kyocera confines its use of derivative financial instruments to the hedging of its foreign exchange exposures, and does not utilize derivative transactions for trading purposes.

Gains and losses from investments

In fiscal 2007, Kyocera’s earnings or losses on equity-method investments resulted in earnings of ¥2,621 million ($22 million), an increase of ¥3,837 million ($33 million) compared with losses of ¥1,216 million in fiscal 2006. Kyocera’s equity in earnings of affiliates and unconsolidated subsidiaries in fiscal 2007 was derived mainly from interests in WILLCOM INC. (WILLCOM).

Kyocera Corporation owns a 30% interest in WILLCOM, which operates a PHS service in Japan. Kyocera Corporation accounted for this investment using the equity method. WILLCOM recorded net losses due mainly to temporary sales commission in fiscal 2006. However, WILLCOM recorded net income derived from an increase in net sales originated by a steady increase of customers in fiscal 2007. As a result, Kyocera recognized earnings on equity method investments.

Gains on sales and maturities of securities, net in fiscal 2007 increased by ¥2,347 million ($20 million), or 159.4%, to ¥3,819 million ($32 million) compared with ¥1,472 million in fiscal 2006. This was due mainly to realization of unrealized gains by sale of investment securities.

Following the merger of Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc., on October 1, 2005, Kyocera’s shares of UFJ Holdings, Inc. were exchanged for the shares of the new company, Mitsubishi UFJ Financial Group, Inc. As a result of this share exchange, Kyocera recorded a gain of ¥5,281 million in fiscal 2006.

Kyocera Corporation owned a 36.02% interest in Taito Corporation, a major affiliate which operates in the electric amusement business. Kyocera accounted for its investment under the equity method. On September 28, 2005, Kyocera Corporation sold its entire holding of shares of Taito Corporation in a tender offer bid for the shares of Taito Corporation by Square Enix Co., Ltd., one of the leading companies in the game software industry. As a result of this sale of the shares of Taito Corporation, Kyocera Corporation recorded a gain on sales of investment in an affiliate of ¥6,931 million in fiscal 2006.

Kyocera Mita Corporation (KMC) owns a 30% interest in Triumph-Adler AG Group (TA), which is a distributor of office equipment and accounted for its investment under the equity method. Kyocera recognized loss on impairment of investment in TA of ¥3,492 million due to an extended decline in its market value in fiscal 2006. Kyocera did not recognize loss on impairment of investment in TA due to an increase of its market value in fiscal 2007.

Income from continuing operations before income taxes

Enhanced profitability through the effects of increased sales and improved productivity contributed to increased operating profit of all reporting segments in the Components Business and the Equipment Businesses. In addition, interest and dividend income and equity in earnings of affiliates and unconsolidated subsidiaries increased compared with fiscal 2006. As a result, income from continuing operations before income taxes for fiscal 2007 increased by ¥39,303 million ($333 million), or 33.5%, to ¥156,540 million ($1,327 million) compared with ¥117,237 million in fiscal 2006. Operating profit in the Components Business resulted in an increase of ¥26,906 million ($228 million), or 34.6% due primarily to sales growth and improvement productivity in the Electronic Device Group. Operating profit in the Equipment Business significantly increased by ¥13,434 million ($114 million), or 71.0% due to rising sales of the Information Equipment Group, making a profit in the Telecommunications Equipment Group and decreased operating loss in the Optical Equipment Group.

Operating profit by reporting segment

The following table shows a breakdown of Kyocera’s consolidated income from continuing operations before income taxes, and operating profit for fiscal 2006 and fiscal 2007 by the eight reporting segments:

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,
	2006		2007			Increase (Decrease)
	Amount	%	Amount		%	%
Fine Ceramic Parts Group	¥11,014	15.9	¥15,677	$132,856	19.3	42.3
Semiconductor Parts Group	17,742	13.1	22,210	188,220	14.6	25.2
Applied Ceramic Products Group	21,876	18.6	22,334	189,271	17.0	2.1
Electronic Device Group	27,170	10.5	44,487	377,009	15.5	63.7

Total Components Business	77,802	13.4	104,708	887,356	16.1	34.6
Telecommunications Equipment Group	(1,706)	—	291	2,466	0.1	—
Information Equipment Group	26,412	10.6	33,970	287,881	12.6	28.6
Optical Equipment Group	(5,774)	—	(1,895)	(16,059)	—	—

Total Equipment Business	18,932	3.8	32,366	274,288	6.1	71.0
Others	8,983	7.7	8,776	74,373	7.0	(2.3)

Operating profit	105,717	9.0	145,850	1,236,017	11.4	38.0
Corporate	12,785	—	8,569	72,618	—	(33.0)
Equity in (losses) earning of affiliates and unconsolidated subsidiaries	(1,216)	—	2,621	22,212	—	—
Adjustments and eliminations	(49)	—	(500)	(4,237)	—	—

Income from continuing operations before income taxes	¥117,237	10.0	¥156,540	$1,326,610	12.2	33.5

Note 6: For the reasons set forth in Note 1 and Note 3, operating profit of “Others” in fiscal 2006 decreased by ¥3,577 million, “Corporate” decreased by ¥573 million and “Adjustments and eliminations” increased by ¥(1) million compared with those previously announced.

(1) Fine Ceramic Parts Group

Operating profit in this segment increased by ¥4,663 million ($40 million), or 42.3%, to ¥15,677 million ($133 million) compared with ¥11,014 million in fiscal 2006. This was primarily due to sales growth of components for semiconductor processing equipment, which are the core products in this reporting segment.

(2) Semiconductor Parts Group

Operating profit in this segment increased by ¥4,468 million ($38 million), or 25.2%, to ¥22,210 million ($188 million) compared with ¥17,742 million in fiscal 2006. This increase was due mainly to sales growth of ceramic packages for mobile phone handsets and digital still cameras.

(3) Applied Ceramic Products Group

Operating profit in this segment increased by ¥458 million ($4 million), or 2.1%, to ¥22,334 million ($189 million) compared with ¥21,876 million in fiscal 2006. Operating profit in this segment grew mainly due to increased profit in dental implants, artificial bone and joint prosthesis and jewelry and applied ceramic related products.

(4) Electronic Device Group

Operating profit in this segment increased by ¥17,317 million ($147 million), or 63.7%, to ¥44,487 million ($377 million) compared with ¥27,170 million in fiscal 2006. Demand for products such as capacitors, crystal-related components and connectors expanded due primarily to strong production activity for digital consumer equipment throughout the year. In addition, AVX in particular, improved its operating profit.

(5) Telecommunications Equipment Group

Operating profit in this segment improved by ¥1,997 million ($17 million) to ¥291 million ($2 million) compared with ¥1,706 million in operating loss in fiscal 2006. Despite the impairment loss of inventory in the PHS business in fiscal 2007, operating profit in this segment improved due to reduction of operating loss at KWC as a result of structural reforms along with sales growth of new mobile phone handsets in Japan.

(6) Information Equipment Group

Operating profit in this segment increased by ¥7,558 million ($64 million), or 28.6%, to ¥33,970 million ($288 million) compared with ¥26,412 million in fiscal 2006. This was due to sales growth of ECOSYS printers, multifunctional systems and consumables as well as the positive effects of the yen’s depreciation against the European currencies and the U.S. dollar.

(7) Optical Equipment Group

Operating loss in this segment decreased by ¥3,879 million ($33 million), to ¥1,895 million ($16 million) compared with ¥5,774 million in fiscal 2006 due mainly to the downsizing of the camera business and absence of expenses for structural reform.

(8) Others

Operating profit in this segment decreased by ¥207 million ($2 million), or 2.3%, to ¥8,776 million ($74 million) compared with ¥8,983 million in fiscal 2006. This decline was due mainly to impairment of goodwill, which was caused by stagnant sales and profit results, amounting to ¥1,478 million ($13 million) at a domestic subsidiary.

(9) Corporate

Corporate income and losses constitute income and expenses related to the provision of management-related services by Kyocera’s head office to each reporting segment, together with any profit-and-loss items that management judges not to belong within the above reporting segments, such as gains or losses relating to investment securities. Corporate income decreased by ¥4,216 million ($36 million), or 33.0%, to ¥8,569 million ($73 million) compared with ¥12,785 million in fiscal 2006. Interest and dividend income, which were the main contributors, increased compared with fiscal 2006. However, the income in fiscal 2006 included a gain of ¥6,931 million through the sale of entire shares of Taito Corporation, an exchange gain of ¥5,281 million on shares of UFJ Holdings, Inc. in connection with the exchange of shares for the shares of Mitsubishi UFJ Financial Group, and a loss of ¥3,492 million on impairment of investment in TA, an affiliate of KMC. As a result, corporate profit decreased compared with fiscal 2006.

Taxes

Current and deferred income taxes in fiscal 2007 increased by ¥2,127 million ($18 million), or 4.5%, to ¥48,887 million ($414 million) compared with ¥46,760 million in fiscal 2006.

Current income taxes in fiscal 2007 included the tax refunds of ¥4,305 million ($36 million). The tax refunds were related to the cancellation of a portion of ¥12,748 additional taxes imposed by Osaka Regional Tax Bureau on March 28, 2005 which Kyocera had expensed in the year ended March 31, 2005. For detailed information, see Note 14 to the Consolidated Financial Statements in this annual report.

The effective tax rate of 31.2% in fiscal 2007 was 8.7 points lower than 39.9% in fiscal 2006. The decrease in the effective tax rate is due mainly to the changes in valuation allowance against deferred tax assets. In fiscal 2006, Kyocera recognized additional valuation allowance against deferred tax assets at several subsidiaries with continued losses, which made the effective tax rate 5.8% higher than the Japanese statutory tax rate. In fiscal 2007, there were no significant changes in valuation allowance against deferred tax assets. The tax refunds related to the transfer pricing adjustments also contributed to the lower effective tax rate in fiscal 2007, which made the effective tax rate 2.8% lower than the Japanese statutory tax rate. For detailed information, see Note 16 to the Consolidated Financial Statements in this annual report.

Minority interests

Kyocera’s minority interests are principally related to AVX, which accounted for approximately 30% of all minority ownership interests. Minority interests increased by ¥1,935 million ($16 million) to ¥6,324 million ($54 million) in fiscal 2007 compared with ¥4,389 million in fiscal 2006. This was due mainly to a large increase in net income at AVX.

Sale of the shares of Kyocera Leasing Co., Ltd.

On August 1, 2006, Kyocera sold its entire of shares in KLC (presently Diamond Asset Finance Company Limited) to Diamond Lease Company Limited (presently Mitsubishi UFJ Lease & Finance Company Limited) for ¥25,274 million ($214 million), aimed to concentrate Kyocera’s management resources on its core businesses to enhance and improve its corporate value. In recent years, within the financing industry, active reorganization has been ongoing. Amid such circumstances, Kyocera considered it was better for KLC to work with Diamond Lease Company Limited, not with Kyocera which is mainly engaged in manufacturing, to enable KLC to continue to grow and further develop its businesses. Kyocera also believed this sale would enable Kyocera to concentrate management resources on its businesses requiring enhancement to improve its corporate value.

Kyocera has accounted for the results of operations and the sale of KLC less appreciable income taxes, as discontinued operations in accordance with SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets” in its consolidated statements of income.

Fiscal 2006 compared with Fiscal 2005

The following table shows a summery of Kyocera’s results of operations for fiscal 2005 and fiscal 2006:

	(Yen in millions)
	Years ended March 31,
	2005		2006		Increase (Decrease)
	Amount	%	Amount	%	%
Net sales	¥1,173,660	100.0	¥1,173,544	100.0	(0.0)
Cost of sales	852,527	72.6	835,042	71.2	(2.1)

Gross profit	321,133	27.4	338,502	28.8	5.4
Selling, general and administrative expenses	223,473	19.0	238,807	20.3	6.9

Profit from operations	97,660	8.4	99,695	8.5	2.1
Interest and dividend income	6,443	0.5	8,990	0.8	39.5
Interest expense	(1,275)	(0.1)	(1,301)	(0.1)	—
Foreign currency transaction gains (losses), net	2,606	0.2	(316)	(0.0)	—
Equity in losses of affiliates and unconsolidated subsidiaries	(1,678)	(0.1)	(1,216)	(0.1)	—
(Losses) gains on sales and maturities of securities, net	(2,084)	(0.2)	1,472	0.1	—
Gains on exchange for the shares	—	—	5,294	0.4	—
Gain on sale of investment in an affiliate	—	—	6,931	0.6	—
Loss on impairment of investment in an affiliate	—	—	(3,492)	(0.3)	—
Other, net	2,341	0.2	1,180	0.1	(49.6)

	6,353	0.5	17,542	1.5	176.1

Income from continuing operations before income taxes and minority interests	104,013	8.9	117,237	10.0	12.7
Income taxes	58,214	5.0	46,760	4.0	(19.7)

Income from continuing operations before minority interests	45,799	3.9	70,477	6.0	53.9
Minority interests	(3,142)	(0.3)	(4,389)	(0.4)	—

Income from continuing operations	42,657	3.6	66,088	5.6	54.9
Income from discontinued operations	3,251	0.3	3,608	0.3	11.0

Net income	¥45,908	3.9	¥69,696	5.9	51.8

Note 7: For the reasons set forth in Note 1, KLC’s business results for fiscal 2005 and 2006 retrospectively reclassified as income from discontinued operations in conformity with SFAS No. 144, “Accounting for the impairment or disposal of Long-Lived Assets.”

Net sales

Consolidated net sales in fiscal 2006 decreased by ¥116 million, or (0.0)%, to ¥1,173,544 million compared with ¥1,173,660 million in fiscal 2005.

In the component business, demand for electronic equipment only showed a slight recovery in the first quarter of fiscal 2006, and performance was affected negatively by a considerable decline in component prices. In the equipment business, structural reforms of the mobile phone handset business at Kyocera Wireless Corp., a U.S. subsidiary, were conducted in the first half of fiscal 2006. At the same time, the camera business of the Optical Equipment Group was considerably reduced. As a result, consolidated net sales in the first half amounted to ¥542,238 million.

On the other hand, production activities for core digital consumer equipment such as mobile phone handsets, PCs and digital home appliances expanded markedly from last summer. Furthermore, demand for electronic components remained high into the fourth quarter. In addition, the introduction of new mobile phone handsets and PHS-related products coupled with aggressive efforts in expanding sales of printers and digital- multifunction products led to a substantial increase in sales in the equipment business in the second half. Consequently, consolidated net sales in the second half were ¥631,306 million, which showed a significant increase of ¥89,068 million, or 16.4%, compared with the first half.

Consolidated net sales in the components business in fiscal 2006 increased by ¥23,272 million, or 4.2%, compared with fiscal 2005. In particular, sales in the Applied Ceramic Products Group were strong throughout the year, notably solar energy products and cutting tools. Sales in the Applied Ceramic Products Group resulted in an increase of ¥23,676 million, or 25.2%, compared with fiscal 2005.

Consolidated net sales in the equipment business decreased by ¥34,476 million, or 6.5%, compared with fiscal 2005. Sales in the Telecommunications Equipment Group and the Optical Equipment Group declined by ¥21,883 million and ¥20,829 million, or 8.7% and 58.2%, respectively, compared with fiscal 2005, due to continued structural reforms.

A detailed analysis and discussion of Kyocera’s net sales by the reporting and the geographic segments are as follows:

Net sales by reporting segment

The following table shows a breakdown of Kyocera’s total consolidated net sales for fiscal 2005 and fiscal 2006 by the eight reporting segments:

	(Yen in millions)
	Years ended March 31,
	2005		2006		Increase (Decrease)
	Amount	%	Amount	%	%
Fine Ceramic Parts Group	¥73,711	6.3	¥69,373	5.9	(5.9)
Semiconductor Parts Group	127,960	10.9	135,299	11.6	5.7
Applied Ceramic Products Group	93,879	8.0	117,555	10.0	25.2
Electronic Device Group	262,997	22.4	259,592	22.1	(1.3)
Telecommunications Equipment Group	250,918	21.4	229,035	19.5	(8.7)
Information Equipment Group	241,145	20.5	249,381	21.2	3.4
Optical Equipment Group	35,776	3.1	14,947	1.3	(58.2)
Others	110,595	9.4	117,409	10.0	6.2
Adjustments and eliminations	(23,321)	(2.0)	(19,047)	(1.6)	—

	¥1,173,660	100.0	¥1,173,544	100.0	(0.0)

Note 8: For the reasons set forth in Note 1 and Note 3, previously reported results of related segments in fiscal 2005 and 2006 were reclassified.

(1) Fine Ceramic Parts Group

Sales in this reporting segment in fiscal 2006 decreased by ¥4,338 million, or 5.9%, to ¥69,373 million compared with ¥73,711 million in fiscal 2005. This decrease was due to less demand for ceramic parts used in semiconductor fabrication equipment than in fiscal 2005, and to decreased sales of sapphire products for LCD projectors resulting from intensified market competition with other substitute materials.

(2) Semiconductor Parts Group

Sales in this reporting segment increased by ¥7,339 million, or 5.7%, to ¥135,299 million compared with ¥127,960 million in fiscal 2005. Demand for ceramic packages for digital consumer products such as mobile phone handsets and digital cameras recovered in the second half. Furthermore, sales of organic packages for servers and digital consumer products increased. Approximately 85% of sales in this reporting segment were sales of ceramic packages.

(3) Applied Ceramic Products Group

Sales in this reporting segment increased by ¥23,676 million, or 25.2%, to ¥117,555 million compared with ¥93,879 million in fiscal 2005. This increase was due to strong sales growth recorded in the solar energy business amid an expanding global market spurred by rising environmental awareness. Sales of cutting tools also grew due to healthy production activity in the automobile industry.

(4) Electronic Device Group

Sales in this reporting segment decreased by ¥3,405 million, or 1.3%, to ¥259,592 million compared with ¥262,997 million in fiscal 2005. Components demand for digital consumer products such as mobile phone handsets started to recover last summer. However, this was insufficient to compensate for a decline in sales in the first half of fiscal 2006, mainly due to slow sales of thin-film devices resulting from decreased demand for LCDs for mobile phone handsets and crystal related components for digital still cameras and mobile phone handsets. However sales at AVX Corporation, a key subsidiary in this reporting segment, grew steadily, especially in the digital consumer equipment and telecommunications equipment markets.

(5) Telecommunications Equipment Group

Sales in this reporting segment decreased by ¥21,883 million, or 8.7%, to ¥229,035 million compared with ¥250,918 million in fiscal 2005. Although domestic sales of new mobile phone handsets and PHS handsets were strong, overseas sales of mobile phone handsets decreased as Kyocera Wireless Corp. was in the process of executing structural reforms in the first half of fiscal 2006. Slow overseas sales of PHS-related products also contributed to the decrease.

(6) Information Equipment Group

Sales in this reporting segment increased by ¥8,236 million, or 3.4%, to ¥249,381 million compared with ¥241,145 million in fiscal 2005. This increase reflected the introduction of new printers and digital multifunction products and encouraged sales activities, which contributed to higher sales volume.

(7) Optical Equipment Group

Sales in this reporting segment decreased by ¥20,829 million, or 58.2%, to ¥14,947 million compared with ¥35,776 million in fiscal 2005. The main reason for the considerable decrease was the withdrawal from the digital still camera business as a result of the structural reform of Kyocera’s camera business in fiscal 2005.

(8) Others

Sales in this reporting segment increased by ¥6,814 million, or 6.2%, to ¥117,409 million compared with ¥110,595 million in fiscal 2005. The increase was due in part to strong sales recorded in the telecommunications engineering business of Kyocera Communication Systems Co., Ltd. Sales at a subsidiary of Kyocera Communication Systems Co., Ltd., which was newly consolidated in fiscal 2005, also contributed to the overall increase in sales. However, sales of Kyocera Chemical Corporation decreased compared with fiscal 2005 due to slow sales of molding products and flexible print boards.

Net sales by geographic segment

The following table shows a breakdown of Kyocera’s total consolidated net sales for fiscal 2005 and fiscal 2006, distinguishing between domestic and overseas sales and, in respect of overseas sales, showing the geographical areas in which such sales were made:

	(Yen in millions)
	Years ended March 31,
	2005		2006		Increase (Decrease)
	Amount	%	Amount	%	%
Japan	¥465,422	39.6	¥467,035	39.8	0.3
United States of America	248,333	21.2	253,696	21.6	2.2
Asia	203,848	17.4	198,731	16.9	(2.5)
Europe	175,850	15.0	184,351	15.7	4.8
Others	80,207	6.8	69,731	6.0	(13.1)

	¥1,173,660	100.0	¥1,173,544	100.0	(0.0)

Note 9: For the reasons set forth in Note 1 and Note 3, previously reported results of related segments in fiscal 2005 and 2006 were reclassified.

Sales in Japan, which comprised 39.8% of consolidated net sales, increased by ¥1,613 million, or 0.3%, to ¥467,035 million compared with ¥465,422 million in fiscal 2005 due to sales growth in solar energy products, mobile phone handsets and PHS-related products. Overseas sales, which comprised 60.2% of consolidated net sales, decreased by ¥1,729 million, or 0.2%, to ¥706,509 million compared with ¥708,238 million in fiscal 2005 due primarily to decreased sales in the Telecommunications Equipment Group.

Since almost all overseas sales were denominated in the U.S. dollars or Euro, the depreciation of the yen against these currencies during fiscal 2006 increased consolidated net sales by approximately ¥32.2 billion compared with fiscal 2005 after translation into the yen.

An increase in sales in Japan was attributed to the strong growth in solar energy products, mobile phone handsets and PHS-related products, combined with steady sales growth in the telecommunications engineering business of Kyocera Communication Systems Co., Ltd., which is based in Japan.

Sales in the United States increased by ¥5,363 million, or 2.2%, to ¥253,696 million compared with ¥248,333 million in fiscal 2005. Although sales in the Telecommunications Equipment Group in the United States declined due to continued structural reforms at Kyocera Wireless Corp., sales in the Electronic Device Group, the solar energy business and the Information Equipment Group increased.

Sales in Asia decreased by ¥5,117 million, or 2.5%, to ¥198,731 million compared with ¥203,848 million in fiscal 2005. Although sales in solar energy business and cutting tools business in the Applied Ceramic Products Group and sales in the Electronic Group grew, sales in the Telecommunications Equipment Group, especially mobile phone handsets, decreased.

Sales in Europe increased by ¥8,501 million, or 4.8%, to ¥184,351 million compared with ¥175,850 million in fiscal 2005 due mainly to growth in the solar energy business amid continued market expansion.

Sales in Others decreased by ¥10,476 million, or 13.1%, to ¥69,731 million compared with ¥80,207 million in fiscal 2005 due to decreased sales of the Telecommunications Equipment Group in Latin America, particularly mobile phone handsets.

Cost of sales and gross profit

In fiscal 2006, cost of sales decreased by ¥17,485 million, or 2.1%, to ¥835,042 million from ¥852,527 million in fiscal 2005. Raw material costs of ¥345,309 million accounted for 41.4%, and labor costs of ¥156,363 million accounted for 18.7% of this total. The ratio of cost of sales to net sales was 71.2%, a decrease of 1.4 points compared with 72.6% in fiscal 2005. In fiscal 2005, Kyocera recorded ¥5,421 million of one time expenses in line with structural reforms in the Telecommunications Equipment Group and the Optical Equipment Group. Cost of sales in fiscal 2006 decreased due mainly to outsourcing the manufacture of mobile phone handsets at Kyocera Wireless Corp. to Flextronics International Ltd., a leading provider of electronics manufacturing services, in the Telecommunications Equipment Group and to significantly downsizing of the camera business in the Optical Equipment Group.

As a result, gross profit increased by ¥17,369 million, or 5.4%, in fiscal 2006 to ¥338,502 million from ¥321,133 million in fiscal 2005. The gross profit to net sales ratio increased by 1.4 points from 27.4% to 28.8%.

SG&A expenses and profit from operations

Selling, general and administrative (SG&A) expenses in fiscal 2006 increased by ¥15,334 million, or 6.9%, to ¥238,807 million compared with ¥223,473 million in fiscal 2005. Labor cost was ¥114,787 million, or 48.1% of total SG&A expenses, and sales promotion and advertising cost was ¥38,209 million, or 16.0% of total SG&A expenses. The proportion of SG&A expenses to net sales rose by 1.3 points to 20.3% in fiscal 2006 compared with 19.0% in fiscal 2005. The increase in SG&A expenses in fiscal 2006 reflected an increase in costs associated with aggressive R&D activities for new businesses and new products. As a result, profit from operations increased by ¥2,035 million, or 2.1%, to ¥99,695 million compared with ¥97,660 million in fiscal 2005. The operating margin rose by 0.1 point to 8.5% in fiscal 2006 compared with 8.4% in fiscal 2005.

Interest and dividend income

Interest and dividend income in fiscal 2006 increased by ¥2,547 million, or 39.5%, to ¥8,990 million compared with ¥6,443 million in fiscal 2005. This was mainly due to an increase in dividend income from KDDI Corporation and favorable fund management results at AVX Corporation. Kyocera has an investment policy aimed at low risk, stability and liquidity, and does not typically invest in high-risk financial instruments only for pursuing profits.

Interest expense

Interest expense in fiscal 2006 increased by ¥26 million, or 2.0%, to ¥1,301 million compared with ¥1,275 million in fiscal 2005. Though interest rates in the Japanese financial market were on a slight upward trend, there was not material impact on interest expense.

Foreign currency translation

During fiscal 2006, the yen depreciated by ¥5, or 4.6%, against the U.S. dollar and depreciated by ¥3, or 2.2%, against Euro compared with fiscal 2005, respectively. At March 31, 2006, the yen depreciated by ¥10, or 9.3%, against the U.S. dollar and depreciated by ¥4, or 2.9%, against Euro compared with at March 31, 2005, respectively. Kyocera recorded foreign currency transaction losses of ¥316 million in fiscal 2006.

Kyocera typically enters into forward exchange contracts to minimize currency exchange risks on foreign currency denominated receivables and payables. Kyocera confines its use of derivative financial instruments to the hedging of its foreign exchange exposures, and does not utilize derivative transactions for trading purposes.

Gains and losses from investments

In fiscal 2006, Kyocera’s earnings or losses on equity method investments resulted in losses of ¥1,216 million, a decrease of ¥462 million compared with losses of ¥1,678 million in fiscal 2005.

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

Kyocera Corporation owned a 36.02% interest in Taito Corporation, a major affiliate which operates in the electric amusement business and accounted for by the equity method. On September 28, 2005, Kyocera Corporation sold its entire holding of shares of Taito Corporation in a tender offer bid for the shares of Taito Corporation by Square Enix Co., Ltd., a Japanese game software developer. As a result of this sale of the shares of Taito Corporation, Kyocera recorded a gain on sales of investment in an affiliate of ¥6,931 million.

Kyocera Mita Corporation owns a 30% interest in Triumph-Adler AG Group, a distributor of an office equipment and accounted for its investment by the equity method. Kyocera recognized loss on impairment of investment in affiliate of ¥3,492 million due to an extended decline in its market value in fiscal 2006.

Following the merger of Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc., on October 1, 2005, Kyocera’s shares of UFJ Holdings, Inc. were exchanged for the shares of the new company, Mitsubishi UFJ Financial Group, Inc. As a result of this share exchange, Kyocera recorded a gain of ¥5,281 million in the third quarter of fiscal 2006.

Income from continuing operations before income taxes

The Applied Ceramic Products Group, especially the solar energy business, recorded higher sales, although sales in the Electronics Device Group significantly declined in the first half. As a result, operating profit in the components business decreased compared with fiscal 2005. In contrast, operating profit in the equipment business increased compared with fiscal 2005. The increase in operating profit reflected benefits of structural reforms in the Optical Equipment Group and the Telecommunication Equipment Group in fiscal 2005. Consequently, income from continuing operations before income taxes increased by ¥13,224 million, or 12.7%, to ¥117,237 million compared with ¥104,013 million in fiscal 2005.

Operating profit by reporting segment

The following table shows a breakdown of Kyocera’s consolidated income before income taxes, and operating profit for fiscal 2005 and fiscal 2006 by the eight reporting segments:

	(Yen in millions)
	Years ended March 31,
	2005	2006	Increase (Decrease)
	Amount	Amount	%
Fine Ceramic Parts Group	¥11,535	¥11,014	(4.5)
Semiconductor Parts Group	17,550	17,742	1.1
Applied Ceramic Products Group	17,129	21,876	27.7
Electronic Device Group	35,406	27,170	(23.3)
Telecommunications Equipment Group	(14,918)	(1,706)	—
Information Equipment Group	36,186	26,412	(27.0)
Optical Equipment Group	(15,387)	(5,774)	—
Others	9,705	8,983	(7.4)

	97,206	105,717	8.8
Corporate	8,480	12,785	50.8
Equity in earnings (losses) of affiliates and unconsolidated subsidiaries	(1,678)	(1,216)	—
Adjustments and eliminations	5	(49)	—

Income before income taxes	¥104,013	¥117,237	12.7

Note 10: For the reasons set forth in Note 1 and Note 3, previously reported results of related segments in fiscal 2005 and 2006 were reclassified.

(1) Fine Ceramic Parts Group

Operating profit in this reporting segment decreased by ¥521 million, or 4.5%, to ¥11,014 million compared with ¥11,535 million in fiscal 2005. This was primarily due to the decrease in sales of parts for semiconductor fabrication equipment and sapphire products for LCD projectors, the core products in this reporting segment.

(2) Semiconductor Parts Group

Operating profit in this reporting segment increased by ¥192 million, or 1.1%, to ¥17,742 million compared with ¥17,550 million in fiscal 2005. Operating profit was impacted by an increase in depreciation costs combined with capital expenditures of ¥24,136 million geared towards business expansion, including the construction of a new plant for organic packages. Profit from increased sales of ceramic packages, however, led to a slight increase in overall operating profit in this reporting segment.

(3) Applied Ceramic Products Group

Operating profit in this reporting segment increased by ¥4,747 million, or 27.7%, to ¥21,876 million compared with ¥17,129 million in fiscal 2005. Increased sales and enhanced productivity of solar energy business and cutting tools business, core areas in this reporting segment, led to an increase in operating profit. In particular, effective utilization of four production bases located globally enhanced productivity and led to a significant increase in profit in the solar energy business, despite a trend of increases in raw material costs.

(4) Electronic Device Group

Operating profit in this reporting segment decreased by ¥8,236 million, or 23.3%, to ¥27,170 million compared with ¥35,406 million in fiscal 2005. Component demand for digital consumer products began to recover last summer, which contributed to a marked improvement in operating profit in the second half. Nonetheless, a decline in demand for thin-film devices combined with stagnant demand and declining unit prices, especially in components for mobile phone handsets in the first half which contributed to the decrease in operating profit.

(5) Telecommunications Equipment Group

Operating loss in this reporting segment improved significantly by ¥13,212 million to ¥1,706 million compared with ¥14,918 million in fiscal 2005. Despite a one time expense of approximately ¥3.1 billion recorded in fiscal 2006 in line with structural reforms at Kyocera Wireless Corp. that included the transfer of mobile phone handsets manufacturing operations to Flextronics International Ltd., operating profits from sales of mobile phone handsets and PHS handsets in the domestic market increased.

(6) Information Equipment Group

Operating profit in this reporting segment decreased by ¥9,774 million, or 27.0%, to ¥26,412 million compared with ¥36,186 million in fiscal 2005. This was due mainly to a decline in product prices amid intensified global market competition and increased development costs for color printers and digital multifunction products equipped with solutions for business expansion. R&D expenses in this reporting segment increased by ¥3,146 million compared with fiscal 2005.

(7) Optical Equipment Group

Operating loss in this reporting segment improved by ¥9,613 million to ¥5,774 million compared with ¥15,387 million in fiscal 2005. The downsizing of the camera business, which included the withdrawal of the digital camera business, led to the reduction in operating loss.

(8) Others

Operating profit in this reporting segment decreased by ¥722 million, or 7.4%, to ¥8,983 million compared with ¥9,705 million in fiscal 2005. This was due mainly to a decline in sales at Kyocera Chemical Corporation.

(9) Corporate

Corporate income and losses constitute income and expenses related to the provision of management-related services by Kyocera’s head office to each reporting segment, together with any profit-and-loss items that management judges not to belong within the above reporting segments, such as gains or losses on valuation of investment securities. Corporate income increased by ¥4,305 million, or 50.8%, to ¥12,785 million compared with ¥8,480 million in fiscal 2005. Interest and dividends were the main contributors. In addition, income in fiscal 2006 included a gain of ¥6,931 million through the sale of all of Kyocera’s shares of Taito Corporation, a gain of ¥5,281 million on shares of UFJ Holdings, Inc. in connection with the exchange of shares for the shares of Mitsubishi UFJ Financial Group, Inc. and a loss of ¥3,492 million on impairment of the investment in Triumph-Adler AG Group, an affiliate of Kyocera Mita Corporation. As a result, corporate gain increased compared with fiscal 2005.

Taxes

Current and deferred income taxes in fiscal 2006 decreased by ¥11,454 million, or 19.7%, to ¥46,760 million compared with ¥58,214 million in fiscal 2005. The effective tax rate of 39.9% in fiscal 2006 was 16.1 points lower than 56.0% in fiscal 2005. The amount of income taxes in fiscal 2005 included the additional income taxes of ¥12,748 million by receiving a notice of tax assessment based on transfer pricing adjustments from the Osaka Regional Tax Bureau stating that, in the Bureau’s judgment, allocation of profit earned from transfers of products between Kyocera Corporation and its overseas subsidiaries was not appropriate from fiscal 1999 to fiscal 2003.

Minority interests

Kyocera’s minority interests are principally related to AVX Corporation, which accounted for approximately 30% of all minority ownership interests. Minority interests increased by ¥1,247 million to ¥4,389 million in fiscal 2006 compared with ¥3,142 million in fiscal 2005. This was mainly due to a large increase in net income at AVX Corporation.

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

In the Optical Equipment Group, structural reform was focused on downsizing the camera business. Since the acquisition of Yashica Co., Ltd. in 1983, Kyocera advanced its optical equipment business centered on the camera business under the CONTAX, KYOCERA and YASHICA brands. With the shift from still to digital cameras in the camera market in 2004, Kyocera pushed ahead with the production and sale of digital cameras best suited to consumer needs. The digital camera market has expanded considerably on a global scale, however, and because the optical equipment business was unable to achieve sufficient cost reductions to counter the ensuing intense cost competition with competitors, it was forced into a difficult business situation. As a result of extensive investigation into how to effectively utilize management resources under the policies of “business selection and concentration” and “high-value-added diversification,” Kyocera started to downsize the Optical Equipment Group in fiscal 2005. As part of the program to scale back this business, Kyocera closed two overseas sales companies, Yashica Kyocera GmbH Group and Kyocera Optics Inc., during fiscal 2005. Costs associated with the closure of two overseas sales companies amounted to ¥3,285 million, including expenses mainly related to headcount reductions. In addition to the closure of overseas sales companies, a further ¥3,581 million of one time charge in fiscal 2005 was spent to downsize the domestic camera business. This included the implementation of sales promotions to reduce inventory. During fiscal 2006, Kyocera completed its downsizing of the camera business.

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

Inventory valuation

Kyocera estimates the amount of write-downs required to properly value inventory. Write-downs are provided for excess, slow-moving and obsolete inventory as well as valuation losses required to adjust recorded cost to its market value. Kyocera generally considers all inventory aged over certain holding periods to be slow-moving or obsolete. Kyocera also records inventory write-downs based on its projections of future demand, market conditions and related management-led initiatives even though the age of corresponding inventory is shorter than certain holding periods.

As a result of continuous strict controls and adjustments on inventories, Kyocera recognized inventory write-downs of ¥8,446 million and ¥11,328 million ($96 million) in fiscal 2006 and 2007, respectively. The amounts of these inventory write-downs by reporting segments appear in Note 18 to the Consolidated Financial Statements included in this annual report. A large portion of these inventory write-downs arose from inventories of telecommunications equipment and semiconductor parts. These products were subject to a decrease in demand and a decline in price, or turned to be obsolete because of their short product lives.

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

Impairment of securities and investments

Kyocera records impairment charges for debt and equity securities and investments in affiliates and unconsolidated subsidiaries accounted for under the equity method when it believes that the decline of fair value is considered to be other-than-temporary. Kyocera regularly reviews each security and investment for impairment based on the extent to which the fair value is less than cost, the duration of the decline, the anticipated recoverability of fair value in the future and the financial conditions of the issuer. Poor operating results of the issuers of these securities or adverse changes in the market may cause impairment losses in future periods. The impairment losses are recorded as Corporate losses.

Kyocera recognized losses on impairment of securities (current asset) and investment securities (non-current) of ¥385 million and ¥955 million ($8 million) in fiscal 2006 and 2007, respectively. Losses on impairment in fiscal 2007 were attributable mainly to management’s estimation that certain debt securities were under fair value over one year and certain non-public companies in which Kyocera invested would need considerable periods to gain profitability in their operating activities.

Kyocera Corporation is currently a major shareholder of KDDI. The price fluctuation of the KDDI shares may affect Kyocera’s financial conditions. At March 31, 2007, the unrealized gain of ¥289,853 million ($2,456 million) on KDDI shares held by Kyocera Corporation increased compared with that of ¥111,178 million at March 31, 2006 reflecting a fluctuation of the market price of the KDDI shares during fiscal 2007. As the operating results of KDDI recently grew steadily, the performance of KDDI shares is considered to be stable. For detailed information on the gross unrealized gain or loss, see Note 4 to the Consolidated Financial Statements in this annual report.

Impairment of long-lived assets

Kyocera reviews its long-lived assets and intangible assets with definite useful lives for impairment periodically. Long-lived assets and intangible assets with definite useful lives are considered to be impaired when the expected undiscounted cash flow from the asset is less than its carrying value. A loss on impairment is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets and intangible assets with definite useful lives. In fiscal 2007, Kyocera recognized losses on impairment of long-lived assets in some subsidiaries. However these losses on impairment did not have a material impact on Kyocera’s consolidated results of operations and financial position.

Goodwill and other intangible assets

Kyocera has adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” This requires that, rather than being amortized, goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually, and also following any events or changes in circumstances that might lead to impairment. Intangible assets with definite useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

Kyocera performed the annual impairment test of goodwill and other intangible assets and recorded an impairment loss of ¥1,478 million ($13 million) in a reporting unit in the “Others” segment in fiscal 2007. The impairment charge reflected the overall decline in the fair value of a domestic subsidiary, which caused by stagnant sales and profit results. The fair value of the subsidiary was estimated principally using the expected present value of future cash flow.

Deferred tax assets

Kyocera records deferred tax assets with valuation allowances to adjust their carrying amounts when it believes that it is more likely than not that the assets will not be realized. The valuation of deferred tax assets principally depends on the estimation of future taxable income and feasible tax planning strategies. If future taxable income is lower than expected due to future market conditions or poor operating results, significant adjustments to deferred tax assets may be required. At March 31, 2007, deferred tax assets amounted to ¥87,155 million ($739 million), which Kyocera considers will reasonably be realized in the future compared with the amounts of income from continuing operations before income taxes and income taxes in fiscal 2007.

Benefit plans

Projected benefit obligations and net periodic costs are determined on an actuarial basis and are significantly affected by the assumptions used in their calculation, such as the discount rates, the expected long-term rate of return on plan assets, the rate of increase in compensation levels and other assumptions. Kyocera determines the discount rate by referencing the yield on high quality fixed income securities such as Japanese Government Bonds. The expected return on plan assets is determined based on the rate of historical earnings and Kyocera’s expectation of future performance of the funds in which plan assets are invested. The rate of increase in compensation levels is determined based mainly on results of operations and inflation. Kyocera annually reviews the assumptions underlying its actuarial calculations, making adjustments based on current market conditions, if necessary. If Japanese and global financial markets stagnate, Kyocera may be required to decrease its assumptions of the discount rate and the expected long-term rate of return on plan assets, and a decrease in such assumptions will lead to an increase in projected benefit obligations and net periodic pension costs.

Particularly, an increase in projected benefit obligations may negatively affect Kyocera’s accrued pension and severance liabilities in the consolidated balance sheet and labor costs included in cost of sales and selling, general and administrative expenses in the consolidated statement of income.

As of March 31, 2007, Kyocera adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” which requires an employer to recognize the over funded or under funded status of its defined benefit postretirement plans as an asset or liability in its consolidated balance sheets and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Accordingly, in case that changes in the assumptions lead to increases of projected benefit obligations or decrease in the value of plan assets, the amounts of comprehensive income will decrease.

Sensitivity analysis of benefit plans

The following table illustrates the effect of assumed changes in discount rates and the expected rate of return on plan assets, with assuming all other assumptions consistent, for the benefit plan at Kyocera Corporation and its major domestic subsidiaries which accounts for a significant portion of Kyocera’s projected benefit obligations and net periodic pension costs.

(Yen in millions)
Effect on projected benefit obligation as of March 31, 2007
Discount rates:
0.25% decrease	¥ 3,411
0.25% increase	(3,280)

Effect on income before income taxes for the year ending March 31, 2008
Discount rates:
0.25% decrease	¥ (86)
0.25% increase	89
Expected rate of return on plan assets:
0.25% decrease	(285)
0.25% increase	285

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

On March 28, 2005, Kyocera Corporation received a notice of tax assessment based on transfer pricing adjustments from the Osaka Regional Tax Bureau stating that, in the Bureau’s judgment, allocation of profit earned from transfers of products between Kyocera Corporation and its overseas subsidiaries was not appropriate for the five years from the year ended March 31, 1999 through the year ended March 31, 2003. The notice indicated that income should be adjusted upwards ¥24,394 million and that resultant additional tax, including local taxes, etc., amounted to ¥12,748 million, which Kyocera had recognized as current income taxes in its consolidated statement of income for the year ended March 31, 2005. On May 24, 2005, Kyocera Corporation filed a complaint against tax assessment based on transfer pricing adjustments with the Osaka Regional Tax Bureau.

On September 25, 2006, Kyocera Corporation received decision letter from the Bureau that voided a portion of the original assessment. In accordance with this decision, ¥4,305 million ($36 million) of tax refunds, including local taxes, was recognized in current income taxes in fiscal 2007. Kyocera Corporation remains in disagreement with the decision concerning the portion of the original assessment that was not voided, and therefore, on October 23, 2006, Kyocera submitted a written claim for examination with the Osaka Board of Tax Appeals. Furthermore, with the objective of avoiding duplicate taxation within Kyocera Group, a notice stating mutual agreement with the United States was submitted to the National Tax Agency on December 26, 2006.

Revenue recognition

Kyocera sells various types of products, including fine ceramic parts, semiconductor parts, and telecommunications equipment. Kyocera recognizes revenue upon completion of the earnings process, which occurs when products are shipped or delivered to customers in accordance with the terms of an agreement of sale, there is a fixed or determinable selling price, title and risk of loss have been transferred, and collectibility is reasonably assured. Most of these conditions are satisfied at the time of delivery to customers in domestic sales (FOB destination) and at the time of shipment (FOB shipping) for export sales.

Sales returns

Kyocera records an estimated sales return allowance at the time of sales based on its historical returns experience.

Products warranty

For after-service costs to be paid during warranty periods, Kyocera accrues a product warranty liability for claims under warranties relating to the products that have been sold. Kyocera records an estimate based on its historical repair experience.

Recently Issued Accounting Standards

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (FIN 48) which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 also provides guidance on derecognition, classification, interest and penalties, disclosure and transitional measures. FIN 48 shall be effective for fiscal years beginning after December 15, 2006. Kyocera is currently evaluating the impact of adoption of FIN 48 in its consolidated results of operations and financial position.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” The purpose of SFAS No. 157 is to define fair value, establish a framework for measuring fair value and enhance disclosures about fair value measurements. The measurement and disclosure requirements are effective beginning after November 15, 2007. Kyocera is currently evaluating the impact of adoption of SFAS No. 157 in its consolidated results of operations and financial position.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115.” SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings. SFAS No.159 is effective for fiscal years beginning after November 15, 2007 and Kyocera will adopt SFAS No. 159 effective April 1, 2008. Kyocera is currently evaluating the impact of adoption of SFAS No. 159 in its consolidated results of operations and financial position.

B. Liquidity and Capital Resources

Capital resources

In the short term, Kyocera expects cash demands for working capital and funds for capital expenditures required for the expansion of operations, purchases of Kyocera Corporation’s common stock, and payments of dividends to stockholders. Kyocera’s primary source of short-term liquidity is cash generated by operations. Certain subsidiaries also generate capital in the form of loans from financial institutions. At March 31, 2007, Kyocera’s short-term borrowings and long-term debt including current portion totaled ¥28,386 million ($241 million). The ratio to total assets of 1.3% still reflected at a low level of dependence. Most borrowings were denominated in the yen, the U.S. dollar and the Euro but certain borrowings were denominated in other foreign currencies. Details of these borrowings are described in “Tabular Disclosure of Contractual obligations,” which also includes the information regarding obligations for the acquisition or construction of property, plant and equipment.

Capital expenditures in fiscal 2007 decreased by ¥18,964 million ($161 million), or 21.3%, to ¥69,896 million ($592 million) from ¥88,860 million in fiscal 2006. In fiscal 2007, Kyocera made capital expenditures particularly to increase production capacity in the Electronic Device Group with business expansion. However, overall capital expenditures in fiscal 2007 decreased compared with fiscal 2006, which included large-scale capital expenditures in the organic package business and the solar energy business. R&D expenditures increased by ¥3,664 million ($31 million), or 6.4%, to ¥61,100 million ($518 million) from ¥57,436 million in fiscal 2006. Nearly all capital and R&D expenditures were funded using cash in hand or cash generated by operations.

During fiscal 2008, Kyocera expects total capital expenditures to be approximately ¥86,000 million ($729 million), and total R&D expenditures to be approximately ¥67,000 million ($568 million). Kyocera believes that Kyocera needs to invest its resources continuously in the development of new business areas and improved technology in order to create new products, commercialize advanced technologies and thereby secure future earnings streams.

At March 31, 2007, Kyocera’s working capital totaled ¥740,303 million ($6,274 million), an increase of ¥198,258 million ($1,680 million), or 36.6%, from ¥542,045 million at March 31, 2006. This was due to the effect of an increase in short-term investments including negotiable certificate of deposits and a decrease of debt by the sale of KLC in fiscal 2007. Kyocera plans to continue to improve capital efficiency by shortening manufacturing lead-time and reducing inventory level. Cash from operations has generally been sufficient for Kyocera to fund its working capital requirements and to fulfill its future capital expenditures, debt repayments and other obligations. Kyocera’s net cash provided by operating activities in fiscal 2007 was ¥149,644 million ($1,268 million) and cash and cash equivalents at March 31, 2007 were ¥282,208 million ($2,392 million). Kyocera believes that its working capital is sufficient for present and predictable future requirements.

Kyocera Corporation holds its treasury stock to facilitate the implementation of flexible capital policies and to develop its business in a dynamic manner in response to changes in the operating environment.

In fiscal 2007, Kyocera Corporation paid cash dividends totaling ¥18,787 million ($159 million), at ¥100 ($0.8) per share. Kyocera Corporation received approval at the general meeting of shareholders held on June 27, 2007 for the payment of year-end dividends totaling ¥11,319 million ($96 million), ¥60 ($0.5) per share, on June 28, 2007 to all stockholders of record on March 31, 2007.

Kyocera believes cash on hand and cash from operations will be sufficient to fund all cash requirements outlined above, at least through fiscal 2008. Consequently, Kyocera does not currently intend to use any other external financing sources that might affect its credit agency ratings. If cash generated by operations are insufficient for funding purposes, Kyocera retains other financing options, including external sources, such as short-term or long-term borrowings, as well as financing directly in the capital markets through issuances of debt or equity securities. As evidenced by an equity to assets ratio of 71.1% at March 31, 2007, Kyocera maintains a strong financial position, which leads Kyocera to believe that any capital requirements could be secured from external sources at a relatively low cost. Kyocera also maintains good business relationships with several major financial institutions.

Any future significant deterioration in market demand for Kyocera’s products, or a slump in product prices to levels substantially below those projected by Kyocera, could adversely affect Kyocera’s operating results and financial position, possibly resulting in reduced liquidity.

Cash flows

Fiscal 2007 compared with Fiscal 2006

The following table shows a summary of Kyocera’s cash flows for fiscal 2006 and fiscal 2007:

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,
	2006	2007	2007	Increase (Decrease)
	Amount	Amount	Amount	%
Cash flows from operating activities	¥171,077	¥149,644	$1,268,169	(12.5)
Cash flows from investing activities	(165,467)	(151,703)	(1,285,619)	(8.3)
Cash flows from financing activities	(23,289)	(20,645)	(174,958)	(11.4)
Cash and cash equivalents at end of year	300,809	282,208	2,391,593	(6.2)

Net cash provided by operating activities in fiscal 2007 decreased by ¥21,433 million ($182 million), or 12.5%, to ¥149,644 million ($1,268 million) from ¥171,077 million in fiscal 2006. This was due mainly to decreases in cash inflow related to inventories and receivables, although net income increased by ¥36,808 million ($312 million), or 52.8%, to ¥106,504 million ($903 million) from ¥69,696 million in fiscal 2006. As a result, net cash provided by operating activities in fiscal 2007 decreased compared with fiscal 2006.

Net cash used in investing activities in fiscal 2007 decreased by ¥13,764 million ($117 million), or 8.3%, to ¥151,703 million ($1,286 million) from of ¥165,467 million in fiscal 2006.

There was ¥24,553 million ($208 million) of cash inflow proceeded from sale of shares of KLC in fiscal 2007 whereas there was ¥24,133 million of cash flow proceeded from sale of shares of Taito Corporation in fiscal 2006. In addition, although acquisition of time deposits significantly increased, there were decreases in payments for purchases of property, plant and equipment, and purchases of available-for-sales securities as well as increases in sales or redemptions of available-for-sales securities and withdrawals of time deposits. As a result, net cash used in investing activities in fiscal 2007 decreased compared with fiscal 2006.

Net cash used in financing activities in fiscal 2007 decreased by ¥2,644 million ($22 million), or 11.4%, to ¥20,645 million ($175 million) from ¥23,289 million in fiscal 2006. This was due to an increase by ¥5,327 million ($45 million) in sale of treasury stock by exercises of stock options and a decrease in payments of long-term debt, which exceeded decreases in proceeds from short-term borrowings and long-term debt.

On August 1, 2006, Kyocera sold its shares in KLC, a subsidiary engaged in financing services. As a result, both the amounts of proceed from insurance of short-tem and long-term debts, and the amounts of payments of short-term and long-term debt, which are included in financial activities, will decrease in fiscal 2008 and afterwards, however, such decreases will not have significant effects on Kyocera’s cash flows in total. See Note 3 to the Consolidated Financial Statements in this annual report.

The yen’s depreciation against the U.S. dollar and Euro between March 31, 2006 and 2007 resulted in increases in cash and cash equivalents of ¥4,103 million ($35 million).

At March 31, 2007, cash and cash equivalents totaled ¥282,208 million ($2,392 million). This represented a decrease of ¥18,601 million ($158 million), or 6.2%, from ¥300,809 million at March 31, 2006. Most of Kyocera’s cash and cash equivalents were denominated in yen but certain cash and cash equivalents, mainly in overseas subsidiaries, were denominated in foreign currencies, such as the U.S. dollar.

Fiscal 2006 compared with Fiscal 2005

	(Yen in millions)
	Years ended March 31,
	2005	2006	Increase (Decrease)
	Amount	Amount	%
Cash flows from operating activities	¥145,523	¥171,077	17.6
Cash flows from investing activities	(132,494)	(165,467)	24.9
Cash flows from financing activities	(67,344)	(23,289)	(65.4)
Cash and cash equivalents at end of year	310,592	300,809	(3.1)

Net cash provided by operating activities in fiscal 2006 increased by ¥25,554 million, or 17.6%, to ¥171,077 million from ¥145,523 million in fiscal 2005. This was due to an increase in net income by ¥23,788 million, or 51.8%, to ¥69,696 million from ¥45,908 million in fiscal 2005, coupled with a decrease in inventory as a result of inventory normalization and an increase in notes and account payable in line with an increase in orders and production.

Net cash used in investing activities in fiscal 2006 increased by ¥32,973 million, or 24.9%, to ¥165,467 million from net cash used in investing activities of ¥132,494 million in fiscal 2005. In fiscal 2006, proceeds from sales of Taito Corporation shares and a decrease in payment for purchase of investments and advances compared with fiscal 2005 provided cash inflow in investing activities. Nonetheless, payment for purchases of property, plant and equipment increased owing to aggressive capital expenditure, payment for purchase of securities increased in line with fund management, and deposits of negotiable certificates of deposits and time deposits increased compared with fiscal 2005. As a result, net cash used in investing activities in fiscal 2006 increased compared with fiscal 2005.

Net cash used in financing activities in fiscal 2006 decreased by ¥44,055 million, or 65.4%, to ¥23,289 million from ¥67,344 million in fiscal 2005. Although dividend payments increased in fiscal 2006 compared with fiscal 2005, an increase in short-term debt caused net cash used in financing activities to decrease compared with fiscal 2005.

The yen’s depreciation against the U.S. dollar and Euro between March 31, 2005 and 2006 resulted in an increase in cash and cash equivalents of ¥7,896 million.

At March 31, 2006, cash and cash equivalents totaled ¥300,809 million. This represented a decrease of ¥9,783 million, or 3.1%, from ¥310,592 million at March 31, 2005. Most of Kyocera’s cash and cash equivalents were denominated in the yen but certain cash and cash equivalents, mainly in overseas subsidiaries, were denominated in foreign currencies, such as the U.S. dollar.

Assets, liabilities and stockholders’ equity

Kyocera’s total assets at March 31, 2007 increased by ¥198,942 million ($1,686 million), or 10.3%, to ¥2,130,464 million ($18,055 million), compared with ¥1,931,522 million at March 31, 2006.

Cash and cash equivalents decreased by ¥18,601 million ($158 million), or 6.2%, to ¥282,208 million ($2,392 million). This was due mainly to the effect of net cash used to cover dividend payments and deposit of negotiable certificates of deposits aiming for higher interest, exceeding net cash gained by operating activities as well as the sale of all of Kyocera’s shares of KLC.

Short-term investments increased by ¥125,553 million ($1,064 million), or 142.8%, to ¥213,495 million ($1,809 million), due mainly to increases in negotiable certificates of deposits and bonds maturing within one year, which were reclassified from securities and other investments.

Short-term and long-term finance receivables that were recognized as loan assets by KLC., were eliminated. This is because KLC ceased being a consolidated subsidiary of Kyocera as a result of the sale of all of Kyocera’s shares of KLC in August 2006.

Accounts receivables increased by ¥25,987 million ($220 million), or 12.4%, to ¥236,380 million ($2,003 million), due mainly to an increase in sales in the Telecommunications Equipment Group at Kyocera Corporation and at KMC.

Inventories increased by ¥18,624 million ($158 million), or 9.8%, to ¥209,188 million ($1,773 million). This was due mainly to increases in finished goods held by KMC and Kyocera International Inc. (KII) as well as work-in-progress items of Kyocera Corporation and AVX, in line with increased sales and more new product lines.

Securities and other investments increased by ¥137,191 million ($1,163 million), or 24.8%, to ¥690,568 million ($5,852 million), due mainly to increased market value at March 31, 2007 of KDDI stock and other equity securities compared with March 31, 2006.

Total property, plant and equipment at cost, net of accumulated depreciation, decreased by ¥4,440 million ($38 million), or 1.6%, to ¥280,906 million ($2,381 million). Capital expenditure in fiscal 2007 was ¥69,896 million ($592 million), and depreciation was ¥70,155 million ($595 million).

Other assets increased by ¥23,627 million ($200 million), or 111.3%, to ¥44,855 million ($380 million). This increase was due mainly to an increase of ¥23,614 million ($200 million) prepaid benefit costs upon Kyocera’s adoption of SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Post-retirement Plans.”

Kyocera’s total liabilities at March 31, 2007 decreased by ¥28,522 million ($242 million), or 4.9%, to ¥548,981 million ($4,652 million), compared with ¥577,503 million at March 31, 2006.

Total debt, composed of short-term borrowings and long-term debt including debt due within one year, decreased by ¥112,186 million ($951 million), or 79.8%, to ¥28,386 million ($241 million), due mainly to the sale of KLC.

Deferred income taxes-non-current liabilities increased by ¥81,172 million ($688 million), or 64.6%, to ¥206,858 million ($1,753 million), due mainly to an increase in market value at March 31, 2007 of KDDI stock and other equity securities compared with March 31, 2006.

Minority interests in subsidiaries, principally AVX, increased by ¥1,981 million ($17 million), or 3.1%, to ¥66,923 million ($567 million), compared with ¥64,942 million at March 31, 2006, due mainly to strong performance at AVX.

Total stockholders’ equity at March 31, 2007 increased by ¥225,483 million ($1,911 million), or 17.5%, to ¥1,514,560 million ($12,835 million), compared with ¥1,289,077 million at March 31, 2006.

Retained earnings at March 31, 2007 increased by ¥87,717 million ($743 million), or 9.1%, due to net income for fiscal 2007 of ¥106,504 million ($903 million), less cash dividend payments of ¥18,787 million ($159 million).

Accumulated other comprehensive income increased by ¥130,109 million ($1,103 million), or 178.4%, to ¥203,056 million ($1,721 million). Net unrealized gains on securities increased by ¥102,021 million ($865 million), or 123.4%, due mainly to increased market value at March 31, 2007 of KDDI stock and other equity securities compared with March 31, 2006. Pension adjustments, which were reported for the first time upon Kyocera’s adoption of the SFAS No. 158, were ¥15,419 million ($131 million), at March 31, 2007. Foreign currency translation adjustments increased by ¥10,474 million ($89 million), to ¥2,904 million ($25 million), due mainly to the depreciation of the yen against Euro.

The stockholders’ equity ratio at March 31, 2007 was 71.1%, up 4.4 percentage points from 66.7% at March 31, 2006.

C. Research and development activities

Kyocera continuously aims at expanding sales and boosting profitability in its Components and Equipment Businesses. To achieve these objectives, Kyocera seeks to create new technologies, products and businesses by integrating group-wide management resources while advancing and focusing technological capabilities. Kyocera will channel its energies into two high-growth-potential areas; namely, the markets for telecommunications and information processing and for environmental preservation. R&D activities are conducted in all of these markets in the realms of materials, components, devices and equipment. Specific initiatives in each reporting segment are as follows.

(1) Fine Ceramic Parts Group

By making effective use of fine ceramic materials technology, processing technology and design technology, Kyocera is seeking to strengthen the development of fine ceramic components for next-generation semiconductor processing equipment and large-sized LCD manufacturing equipment and of high-quality, cost-competitive sapphire substrates for LEDs, whose applicability is expected to increase. In the growing automotive market, efforts are being undertaken to develop products that meet the need for advanced electronics and safety and growing concerns with the environment. Specific endeavors include the development of glow plugs by fully utilizing the high temperature durability of ceramics and piezo stacks that enable precision control for the fuel injection of diesel engine cars, which are becoming more widespread in Europe.

(2) Semiconductor Parts Group

Kyocera is advancing the development of new ceramic packages and organic packages for digital consumer equipment, where demand is expected to expand. In the ceramic package business, efforts are being made to develop smaller, thinner and more highly sophisticated ceramic packages with a variety of built-in functions in order to meet rapid advancements in mobile phone handsets. Kyocera is also developing ceramic packages for various types of sensors for use in the automotive market. In the organic package business, Kyocera is developing new flip chip packages for next-generation high-performance semiconductors and narrow pitch flip-chip system in a package (SiP) substrates to realize even thinner.

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

(4) Electronic Device Group

Kyocera develops various electronic components for digital consumer equipment market and the high-growth-potential sensor related market. Particular areas of our development include small and high-capacitance capacitors, low-pass filters for mobile phone handsets with One-Seg terrestrial digital broadcasting capability, small crystal units and timing devices for the sensors.

In thin-film devices, Kyocera is developing thermal printheads for high-resolution digital photo printers, and industrial LCDs equipped with an LED backlight to meet needs from an environmental perspective. Work is also being done towards the mass-producing of organic light emitting diode (OLED) displays that realize low power consumption and that have moving image quality seen as outstanding for mobile devices.

(5) Telecommunications Equipment Group

By making effective use of component, device and software technologies within the group, Kyocera is seeking to develop high-value-added products for the mobile telecommunications equipment market, in which functions are becoming increasingly advanced. In the domestic PHS market, Kyocera is developing handsets compatible with high-performance PHS base stations to ensure faster data transmission rates and the provision of diverse services. Kyocera is also strengthening the development of equipment for wireless broadband systems such as *iBurst™ and VoIP (Voice over Internet Protocol) that enable stable, high-speed and high-data rate communication.

*	iBurst™ is a trademark of ArrayComm, Inc.

(6) Information Equipment Group

Kyocera is promoting the development of more color-based and solutions-oriented products based on the “ECOSYS” concept, which is realized through the incorporation of a long-lasting amorphous silicon photoreceptor drum. Apart from bolstering the lineup for both black and white and color ECOSYS printers, copying machines and multifunctional systems, Kyocera is advancing the development of document solutions products that can handle the integrated management of documents and digital information. Efforts are also being made to strengthen security functions.

(7) Optical Equipment Group

Leveraging optical and image processing technologies amassed within the group, Kyocera is strengthening the development of optical components for the barcode reader market. Kyocera is also continuing the development of lenses and image processing technology for the automotive market.

(8) Others

Kyocera Chemical Corporation is currently strengthening the development of semiconductor and crystal-related materials. Focused efforts include the development of photo-sensitive, heat-resistant resin as a protective coating for the surface of semiconductors and of photo spacers for LCDs.

KCCS is promoting development in the area of fixed mobile convergence (FMC) and optimization by anticipating the needs for next-generation mobile phone handsets and other mobile communication equipment. In addition, KCCS continues to develop authentication and security technologies, which seek to meet needs for fast changing next-generation networks.

R&D expenses by reporting segment are as follows.

	Years ended March 31,
	2005	2006	2007		Increase (Decrease) Fiscal 2007 compared with Fiscal 2006
	Amount	Amount	Amount		%
Fine Ceramic Parts Group	¥4,252	¥3,107	¥3,769	$31,941	21.3
Semiconductor Parts Group	2,890	3,549	3,757	31,839	5.9
Applied Ceramic Products Group	2,747	3,923	4,138	35,068	5.5
Electronic Device Group	11,416	10,940	12,123	102,737	10.8

Total Components Business	21,305	21,519	23,787	201,585	10.5
Telecommunications Equipment Group	14,972	15,313	15,123	128,161	(1.2)
Information Equipment Group	13,270	16,416	17,983	152,398	9.5
Optical Equipment Group	2,636	1,079	585	4,958	(45.8)

Total Equipment Business	30,878	32,808	33,691	285,517	2.7
Others	2,215	3,109	3,622	30,695	16.5

R&D expenses	¥54,398	¥57,436	¥61,100	$517,797	6.4

% to net sales	4.6%	4.9%	4.8%	—	—

We have a variety of patents in Japan and other countries, and hold licenses for the use of patents from others. Details are set forth in Item 4 B “Patents and Licenses” in this Form 20-F.

D. Trend Information

The following statements contain forward-looking statements. They are based on estimates and assumptions of our management about the future and are subject to significant uncertainty. You should read these statement in conjunction with the Item 3.D “Risk Factors” in this Form 20-F, which describe factors that may contribute to actual events or our results of operations differing from that stated in the forward looking statements below, including changes in the Japanese or world economies and demand for our products.

The information below should be read in conjunction with other sections within Item 5 “Operating and Financial Review and Prospects” of this Form 20-F, which contains some of the trend information required by this item.

Market Trends

In the telecommunications and information processing market, a key area for Kyocera, demand for mobile handsets in the emerging markets is expected to expand coupled with the commencement of new services in developed countries. More specifically the rising popularity of advanced mobile handsets featuring high-pixel color LCDs, built-in cameras and other functions including GPS (global positioning system), and terrestrial TV broadcasting, is expected to propel demand for mobile phone handsets. In addition, stable growth is predicted to continue in PC-related and digital still cameras, while strong growth in demands for new game consoles and flat panel digital TVs is anticipated. Kyocera expects these areas of growth will produce a positive impact on both the components and equipment businesses.

In the information equipment industry, demand for high-speed multifunctional products equipped with printers, copiers and facsimile, is expected to grow. To seize this opportunity by meeting with such needs, we aim at expanding our product lines ranging from black and white models to color models.

In the environmental preservation market, which is another key area for Kyocera, solar energy market is growing rapidly on a global basis as an alternative energy due to rising environmental awareness. Demand for solar energy products are expanding, especially in Japan and Europe supported by governmental subsidy systems. As such subsidy systems are being introduced in the United States and other Asian countries, the solar energy market is expected to expand in the future. In addition, ceramic components for automobiles, which comply with current environmental regulations, are also expected to grow in the future.

E. Off-Balance Sheet Arrangements

Refer to Note 14 in The Consolidated Financial Statements included in this Form 20-F.

As a part of its ongoing business, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F. Tabular Disclosure of Contractual Obligations

The following tables provide information about Kyocera’s contractual obligations and other commercial commitments that will affect Kyocera’s liquidity for the next several years, as of March 31, 2007. Kyocera anticipates that funds to be required to fulfill these debt obligations and commitments will be generated internally from operations.

Contractual obligations	(Yen in millions)
	Less than 1 year	2-3 years	4-5 years	Thereafter	Total
Short-term borrowings*	¥15,250	¥—	¥—	¥—	¥15,250
Interest payments for short-term borrowings*	788	—	—	—	788
Long-term debt (including due within one year)*	5,853	3,387	2,390	1,506	13,136
Interest payments for long-term debt*	270	268	110	47	695
Supply agreement material used in operation	3,310	16,856	22,584	64,188	106,938
Operating Leases	6,346	7,123	4,141	5,270	22,880
Obligations for the acquisition or construction of property, plant and equipment	12,542	3,351	—	—	15,893

Total Contractual Obligations	¥44,359	¥30,985	¥29,225	¥71,011	¥175,580

Contractual obligations	(U.S. dollars in thousands)
	Less than 1 year	2-3 years	4-5 years	Thereafter	Total
Short-term borrowings*	$129,237	$—	$—	$—	$129,237
Interest payments for short-term borrowings*	6,678	—	—	—	6,678
Long-term debt (including due within one year)*	49,602	28,703	20,254	12,763	111,322
Interest payments for long-term debt*	2,288	2,273	932	398	5,891
Supply agreement material used in operation	28,051	142,847	191,390	543,966	906, 254
Operating Leases	53,780	60,364	35,093	44,661	193,898
Obligations for the acquisition or construction of property, plant and equipment	106,288	28,398	—	—	134,686

Total Contractual Obligations	$375,924	$262,585	$247,669	$601,788	$1,487,966

*	For Kyocera’s variable interest rate of borrowings and debt, Kyocera utilized the rates in effect as of March 31, 2007 when estimating schedule of interest payments.

In addition to contractual obligations shown in the above tables, Kyocera forecasts to contribute ¥9,684 million ($82 million) to its defined benefit pension plans in fiscal 2008.

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

The following table shows Kyocera’s Directors and Corporate Auditors as of June 28, 2007.

Name	Date of Birth	Position	Since
Kensuke Itoh	December 17, 1937	Director and Advisor	1975

Noboru Nakamura	October 6, 1944	Representative Director and Chairman (Representative Director and Chairman of JAPAN MEDICAL MATERIALS CORPORATION and Representative Director and Chairman of KYOCERA CHEMICAL CORPORATION)	1991 (Chairman 2006)

Masahiro Umemura	August 8, 1943	Representative Director and Vice Chairman	1991

Yuzo Yamamura	December 4, 1941	Representative Director and Vice Chairman (Representative Director and President of KYOCERA ELCO CORPORATION and General Manager of Corporate Communication Equipment Group)	2003

Naoyuki Morita	April 8, 1942	Representative Director and Vice Chairman (Representative Director and Chairman and President of KYOCERA COMMUNICATION SYSTEMS CO., LTD.)	2003

Makoto Kawamura	August 13, 1949	Representative Director and President	2005 (President 2005)

Name	Date of Birth	Position	Since
Koji Seki	December 8, 1937	Director (Representative Director and Chairman of KYOCERA MITA CORPORATION)	2003

Michihisa Yamamoto	November 13, 1942	Director (Representative Director and Chairman of KYOCERA OPTEC CO., LTD., and Deputy General Manager of Corporate Communication Equipment Group)	1987

Isao Kishimoto	November 30, 1943	Director (Representative Director and President of KYOCERA KINSEKI CORPORATION)	1993

Hisao Hisaki	July 2, 1946	Director (General Manager of KYOCERA (TIANJIN) SALES AND TRADING CORPORATION)	1991

Rodney N. Lanthorne	February 5, 1945	Director (Director and President of KYOCERA INTERNATIONAL, INC.)	1989

John S. Gilbertson	December 4, 1943	Director (Director, President and Chief Executive Officer of AVX CORPORATION)	1995

Yoshihiko Nishikawa	September 11, 1945	Full-time Corporate Auditor	2005

Yasuo Akashi	May 29, 1944	Full-time Corporate Auditor	2003

Osamu Nishieda	January 10, 1943	Corporate Auditor (Lawyer)	1993

Shinji Kurihara	July 19, 1932	Corporate Auditor (General Manager of TAKEDA Hospital Research Institute)	2003

Shigekazu Tamura	February 18, 1950	Corporate Auditor (Certified Public Accountant)	2005

Kensuke Itoh has served as a Director and the Advisor of Kyocera Corporation since 2005. He became a Director in 1975, a Managing Director in 1979, and a Senior Managing Director in 1981 and the Chairman of the Board and Representative Director in 1999. He joined Kyocera Corporation in 1959 and has served as Representative Director and Chairman of Kyoto Purple Sanga Ltd.

Noboru Nakamura has served as a Representative Director and Chairman of Kyocera Corporation since 2006. He became a Director in 1991, a Managing Director in 1995, a Senior Managing and Representative Director in 1997 and an Executive Vice President and Representative Director in 1999. He joined Kyocera Corporation in 1967 and has served as the Representative Director and Chairman of Kyocera Chemical Corporation, Representative Director and Chairman of Japan Medical Materials Corporation, Representative Director and Chairman of Kyocera Solar Corporation, Representative Director and Chairman of Kyocera SLC Technologies Corporation, and Representative Director and Chairman of Kyocera Display Institute Co., Ltd., Representative Director and Chairman of Kyocera International Co., Ltd., and Representative Director and President of Kyoto Fashion Center Ltd.

Masahiro Umemura has served as a Representative Director and Vice Chairman since 2005. He became a Director in 1991, a Managing Director in 1993 and a Senior Managing and Representative Director in 1997 and an Executive Vice President and Representative Director in 1999. He joined Kyocera Corporation in 1966 and is in charge of Finance and Corporate Development Group and has served as the Chairman of the Board of Directors of Kyocera Management Consulting Service (Shanghai) Co., Ltd.

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

Naoyuki Morita has served as a Representative Director and Vice Chairman since 2006. He rejoined Kyocera Corporation as a Director in 2003. He first became a Director in 1987, a Managing Director in 1989 and a Senior Managing and Representative Director in 1995, and retired in 1999. He originally joined Kyocera Corporation in 1967 and has served as the Representative Director and Chairman and President of Kyocera Communication Systems Co., Ltd.

Makoto Kawamura has served as a Representative Director and President of Kyocera Corporation since 2005. He became a Director in 2001 and retired in 2003. He rejoined as a Representative Director and President in 2005. He joined Kyocera Corporation in 1973 and has served as the Representative Director and Chairman and President in Kyocera Korea Co., Ltd., Chairman of the Board of Directors of Shanghai Kyocera Electronics Co., Ltd. and Chairman of the Board of Directors of Donggaun Shilong Kyocera Optics Co., Ltd.

Koji Seki rejoined Kyocera Corporation as a Director in 2003. He first became a Director in 1989 and a Managing Director in 1999, and he retired in 2001. He originally joined Kyocera Corporation in 1982 and has served as the Representative Director and Chairman of Kyocera Mita Corporation.

Michihisa Yamamoto has served as a Director of Kyocera Corporation since 1987. He became a Director in 1987, and a Managing Director in 1989 and a Senior Managing and Representative Director in 1992 and an Executive Vice President and a Representative Director in 1999. He joined Kyocera Corporation in 1970 and has served as the Representative Director and Chairman of Kyocera Optec Co., Ltd.

Isao Kishimoto has served as a Director of Kyocera Corporation since 1993. He became a Director in 1993, a Managing Director in 1997 and a Senior Managing Director in 2001. He joined Kyocera Corporation in 1967 and has served as the Representative Director and President of Kyocera Kinseki Corporation.

Hisao Hisaki has served as a Director of Kyocera Corporation since 1991. He joined Kyocera Corporation in 1969 and has served as the representative Director and Chairman of the Board of Directors of Kyocera Tianjin Sales and Trading Corporation.

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

Osamu Nishieda has served as a Corporate Auditor of Kyocera Corporation since 1993. He has served as an In-House Council of Kyocera Corporation.

Shinji Kurihara has served as a Corporate Auditor of Kyocera Corporation since 2003. He has served as the General Manager of Takeda Hospital Research Institute.

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

The following table shows Kyocera’s Executive Officers as of June 28, 2007.

Name	Position
Makoto Kawamura	Executive Officer and President

Tetsuo Kuba	Senior Managing Executive Officer (General Manager of Corporate Fine Ceramics Group and Corporate Semiconductor Components Group)

Tatsumi Maeda	Senior Managing Executive Officer (General Manager of Corporate Solar Energy Group)

Hisashi Sakumi	Managing Executive Officer (General Manager of Corporate Environment and Education Group)

Tsutomu Yamori	Managing Executive Officer (General Manager of Corporate General Affairs Human Resources Group)

Takashi Itoh	Managing Executive Officer (General Manager of Corporate Purchasing Group)

Osamu Nomoto	Managing Executive Officer (General Manager of Corporate Electronic Components Group)

Akiyoshi Okamoto	Managing Executive Officer (General Manager of SHANGHAI KYOCERA ELECTRONICS CO., LTD.)

Eiichi Toriyama	Managing Executive Officer (Deputy General Manager of Corporate Communication Equipment Group (In charge of Sales) )

Name	Position
Keijiro Minami	Senior Executive Officer (General Manager of Corporate Legal & Intellectual Property Group)

Goro Yamaguchi	Senior Executive Officer (Deputy General Manager of Corporate Semiconductor Components Group and General Manager of Corporate Semiconductor Components Sales Division)

Yoshihito Ota	Senior Executive Officer (General Manager of Corporate Office of the Chief Executives)

Yasushi Matsumura	Executive Officer (General Manager of Corporate Display Group)

Yukihiro Takarabe	Executive Officer (General Manager of Corporate Cutting Tool Group)

Yasuyuki Yamamoto	Executive Officer (General Manager of Corporate Mobile Communication Equipment Division and Corporate Communication Systems Equipment Division, Corporate Communication Equipment Group)

Junichi Jinno	Executive Officer (General Manager of Corporate R&D Group for Equipment and Systems)

Gen Takayasu	Executive Officer (General Manager of Corporate Communication Devices Division, Corporate Semiconductor Components Group)

Nobuhiro Ochiai	Executive Officer (General Manager of Corporate Capacitor Division, Corporate Electronic Components Group)

Junzo Katsuki	Executive Officer (General Manager of Corporate Electronic Components Sales Division, Corporate Electronic Components Group)

Masakazu Mitsuda	Executive Officer (General Manager of Corporate Business Systems Administration Group)

Toshimi Gejima	Executive Officer (General Manager of Corporate Automotive Components Group)

Michiaki Furuhashi	Executive Officer (General Manager of General Affairs Division, Corporate General Affairs Human Resources Group)

Mitsuru Imanaka	Executive Officer (Director and President of Kyocera Fine Ceramics GmbH)

Shoichi Aoki	Executive Officer (General Manager of Corporate Financial & Accounting Group)

Hiroshi Togi	Executive Officer (General Manager of Corporate Ceramic Packages Division, Corporate Semiconductor Components Group)

Yoshihiro Kano	Executive Officer (General Manager of Corporate Development Group)

Name	Position
Yoichi Yamashita	Executive Officer (General Manager of Corporate Production Technology and Development Group)

Robert E. Whisler	Executive Officer (Director and President of Kyocera America Inc.)

John S. Rigby	Executive Officer (Director and President of Kyocera Industrial Ceramics Corporation)

Masaki Kouzu	Executive Officer (General Manager of Education and Planning Division, Corporate Environment and Education Group)

Hitoshi Takao	Executive Officer (General Manager of Corporate Thin Film Components Group)

Yoshiharu Nakamura	Executive Officer (Deputy General Manager of Corporate Fine Ceramics Group)

Kazumasa Umemura	Executive Officer (General Manager of International Division, Corporate Office of the Chief Executives)

B. Compensation

The aggregate amount of compensation, including bonuses, paid by Kyocera Corporation and its certain subsidiaries in the fiscal year ended March 31, 2007 to all Directors, Executive Officers and Corporate Auditors of Kyocera Corporation and its certain subsidiaries was ¥1,320 million ($11 million).

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

The annual provisions and costs charged to income for such retirement allowance for fiscal 2007 were ¥64 million ($1 million).

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

D. Employees

At March 31, 2007, Kyocera had 63,477 employees, of whom 2,951 worked in the Fine Ceramic Parts Group, 10,111 worked in the Semiconductor Parts Group, 5,852 worked in the Applied Ceramic Products Group, 22,490 worked in the Electronic Device Group, 3,073 worked in the Telecommunications Equipment Group, 12,194 worked in the Information Equipment Group, 1,080 worked in the Optical Equipment Group, 4,126 worked for Others and 1,600 worked in Corporate. Kyocera’s number of employees at March 31, 2007 increased by 2,009 compared with the number of employees of 61,468 at March 31, 2006.

Kyocera Corporation had 12,613 employees, and their average age and average service years were 38.6 and 15.8, respectively.

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

E. Share Ownership

As of March 31, 2007, Kyocera’s Directors, Corporate Auditors and Executive Officers owned 1,708,094 shares of Kyocera Corporation in total (1,684,501 shares of common stock of Kyocera Corporation and 23,593 ADRs of Kyocera Corporation), or 1.0% of the outstanding shares of Kyocera Corporation. The numbers of shares owned by each Directors, Corporate Auditors and Executive Officers are shown in the following table.

Name	Title	Number of Shares
Kensuke Itoh	Director and Advisor	527,072

Noboru Nakamura	Representative Director and Chairman	4,100

Masahiro Umemura	Representative Director and Vice Chairman	5,100

Yuzo Yamamura	Representative Director and Vice Chairman	82,000

Naoyuki Morita	Representative Director and Vice Chairman	5,600

Makoto Kawamura	Representative Director and President	3,000

Koji Seki	Director	2,318

Michihisa Yamamoto	Director	9,232

Isao Kishimoto	Director	4,100

Hisao Hisaki	Director	3,171

Rodney N. Lanthorne	Director	3,562 (ADR)

John S. Gilbertson	Director	17,418 (ADR)

Yoshihiko Nishikawa	Corporate Auditor	2,102

Yasuo Akashi	Corporate Auditor	6,323

Osamu Nishieda	Corporate Auditor	980,037

Shinji Kurihara	Corporate Auditor	500

Shigekazu Tamura	Corporate Auditor	—

Tetsuo Kuba	Senior Managing Executive Officer	2,000

Tatsumi Maeda	Senior Managing Executive Officer	1,100

Hisashi Sakumi	Managing Executive Officer	9,000

Name	Title	Number of Shares
Tsutomu Yamori	Managing Executive Officer	1,100

Takashi Itoh	Managing Executive Officer	9,000

Osamu Nomoto	Managing Executive Officer	1,315

Akiyoshi Okamoto	Managing Executive Officer	4,864

Eiichi Toriyama	Managing Executive Officer	1,100

Keijiro Minami	Senior Executive Officer	700

Goro Yamaguchi	Senior Executive Officer	3,800

Yoshihito Ota	Senior Executive Officer	900

Yasushi Matsumura	Executive Officer	200

Yukihiro Takarabe	Executive Officer	300

Yasuyuki Yamamoto	Executive Officer	—

Junichi Jinno	Executive Officer	—

Gen Takayasu	Executive Officer	500

Nobuhiro Ochiai	Executive Officer	1,000

Junzo Katsuki	Executive Officer	900

Masakazu Mitsuda	Executive Officer	500

Toshimi Gejima	Executive Officer	1,400

Michiaki Furuhashi	Executive Officer	7,867

Mitsuru Imanaka	Executive Officer	1,100

Shoichi Aoki	Executive Officer	200

Hiroshi Togi	Executive Officer	200

Yoshihiro Kano	Executive Officer	—

Yoichi Yamashita	Executive Officer	—

Name	Title	Number of Shares
Robert E. Whisler	Executive Officer	1,504(ADR)

John S. Rigby	Executive Officer	1,109(ADR)

Masaki Kouzu	Executive Officer	—

Hitoshi Takao	Executive Officer	—

Yoshiharu Nakamura	Executive Officer	800

Kazumasa Umemura	Executive Officer	—

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

Kyocera Corporation did not grant any stock options for the year ended March 31, 2007.

Kyocera Corporation covers Plan 2003, Plan 2004 and Plan 2005 by utilizing common stock held by Kyocera Corporation (treasury stock).

As of May 31, 2007, the amount of common stock to be issued upon the exercise of all outstanding options issued to Directors, Corporate Auditors and Executive Officers is set forth in further detail in the following table. Note, however, that there can be no assurances that the options described above will be exercised in whole or in part.

Option Holder	Title	Total Options Outstanding	Exercise Price per Share
Kensuke Itoh	Director and Advisor	8,000 (Plan 2004) 8,000 (Plan 2005)	8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Noboru Nakamura	Representative Director and Chairman	—	—

Masahiro Umemura	Representative Director and Vice Chairman	6,000 (Plan 2004) 8,000 (Plan 2005)	8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Yuzo Yamamura	Representative Director and Vice Chairman	6,000 (Plan 2003) 6,000 (Plan 2004) 6,000 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Naoyuki Morita	Representative Director and Vice Chairman	—	—

Makoto Kawamura	Representative Director and President	2,000 (Plan 2003) 4,000 (Plan 2004) 8,000 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Koji Seki	Director	—	—

Michihisa Yamamoto	Director	4,500 (Plan 2003) 6,000 (Plan 2004) 6,000 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Isao Kishimoto	Director	6,000 (Plan 2005)	8,619 YEN (Plan 2005)

Hisao Hisaki	Director	2,000 (Plan 2004)	8,725 YEN (Plan 2004)

Rodney N. Lanthorne	Director	4,500 (Plan 2003) 4,500 (Plan 2004) 4,500 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

John S. Gilbertson	Director	4,500 (Plan 2003) 4,500 (Plan 2004) 4,500 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Yoshihiko Nishikawa	Corporate Auditor	3,000 (Plan 2004) 3,000 (Plan 2005)	8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Yasuo Akashi	Corporate Auditor	3,000 (Plan 2003)	7,900 YEN (Plan 2003)

Osamu Nishieda	Corporate Auditor	—	—

Shinji Kurihara	Corporate Auditor	—	—

Shigekazu Tamura	Corporate Auditor	—	—

Tetsuo Kuba	Senior Managing Executive Officer	2,100 (Plan 2004)	8,725 YEN (Plan 2004)

Tatsumi Maeda	Senior Managing Executive Office	4,000 (Plan 2004)	8,725 YEN (Plan 2004)

Hisashi Sakumi	Managing Executive Officer	4,000 (Plan 2004) 4,000 (Plan 2005)	8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Tsutomu Yamori	Managing Executive Officer	2,500 (Plan 2003) 4,000 (Plan 2004) 4,000 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Takashi Itoh	Managing Executive Officer	—	—

Osamu Nomoto	Managing Executive Officer	4,000 (Plan 2005)	8,619 YEN (Plan 2005)

Option Holder	Title	Total Options Outstanding	Exercise Price per Share
Akiyoshi Okamoto	Managing Executive Officer	3,000 (Plan 2004)	8,725 YEN (Plan 2004)

Eiichi Toriyama	Managing Executive Officer	2,700 (Plan 2004) 4,000 (Plan 2005)	8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Keijiro Minami	Senior Executive Officer	1,300 (Plan 2004) 700 (Plan 2005)	8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Goro Yamaguchi	Senior Executive Officer	1,200 (Plan 2004) 3,000 (Plan 2005)	8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Yoshihito Ota	Senior Executive Officer	2,500 (Plan 2004) 2,500 (Plan 2005)	8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Yasushi Matsumura	Executive Officer	400 (Plan 2003) 2,500 (Plan 2004) 3,000 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Yukihiro Takarabe	Executive Officer	2,100 (Plan 2004) 2,500 (Plan 2005)	8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Yasuyuki Yamamoto	Executive Officer	2,500 (Plan 2003) 2,500 (Plan 2004) 2,500 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Junichi Jinno	Executive Officer	1,200 (Plan 2004) 2,500 (Plan 2005)	8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Gen Takayasu	Executive Officer	2,500 (Plan 2005)	8,619 YEN (Plan 2005)

Nobuhiro Ochiai	Executive Officer	1,000 (Plan 2003) 2,500 (Plan 2004) 2,500 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Junzo Katsuki	Executive Officer	1,000 (Plan 2003) 2,500 (Plan 2004) 2,500 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Masakazu Mitsuda	Executive Officer	2,100 (Plan 2004) 2,500 (Plan 2005)	8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Toshimi Gejima	Executive Officer	2,500 (Plan 2004) 2,500 (Plan 2005)	8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Michiaki Furuhashi	Executive Officer	1,700 (Plan 2004) 2,500 (Plan 2005)	8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Mitsuru Imanaka	Executive Officer	1,200 (Plan 2003) 1,200 (Plan 2004) 2,500 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Shoichi Aoki	Executive Officer	2,500 (Plan 2005)	8,619 YEN (Plan 2005)

Hiroshi Togi	Executive Officer	2,500 (Plan 2005)	8,619 YEN (Plan 2005)

Yoshihiro Kano	Executive Officer	2,500 (Plan 2005)	8,619 YEN (Plan 2005)

Yoichi Yamashita	Executive Officer	600 (Plan 2004) 2,500 (Plan 2005)	8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Robert E. Whisler	Executive Officer	2,500 (Plan 2003) 2,500 (Plan 2004) 3,000 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Option Holder	Title	Total Options Outstanding	Exercise Price per Share
John S. Rigby	Executive Officer	2,500 (Plan 2004) 3,000 (Plan 2005)	8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Masaki Kouzu	Executive Officer	600 (Plan 2003) 600 (Plan 2004) 600 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)

Hitoshi Takao	Executive Officer	600 (Plan 2005)	8,619 YEN (Plan 2005)

Yoshiharu Nakamura	Executive Officer	600 (Plan 2005)	8,619 YEN (Plan 2005)

Kazumasa Umemura	Executive Officer	600 (Plan 2005)	8,619 YEN (Plan 2005)

Total		36,200 (Plan 2003) 95,800 (Plan 2004) 122,600 (Plan 2005)

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As far as is known to us, Kyocera is not, directly or indirectly, owned or controlled by any other corporation or by the Japanese or any foreign government, and there is no arrangement which may at a subsequent date result in a change in control of Kyocera.

The following table shows the ten largest stockholders of record of Kyocera Corporation at March 31, 2007.

Name	Shares owned (in thousands)	Ownership (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	11,074	5.79
The Master Trust Bank of Japan, Ltd. (Trust Account)	10,900	5.70
State Street Bank and Trust Company	7,932	4.15
The Bank of Kyoto, Ltd.	7,218	3.77
Kazuo Inamori	6,806	3.56
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	5,076	2.65
The Inamori Foundation	4,680	2.45
BNP Paribas Securities (Japan) Limited	3,639	1.90
KI Enterprise Co., Ltd.	3,550	1.86
Japan Trustee Services Bank, Ltd. (Trust Account 4)	3,121	1.63
Total	63,996	33.45

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

In accordance with the Securities and Exchange Law of Japan, the financial institutions below informed us that they and their related partners became a holder of over 5% of the total issued voting shares of Kyocera Corporation. However, they were not included in the above major shareholders as a single major holder because not all partners of them were shareholders of record as of March 31, 2007.

Filing Date	Name	Shares owned (in thousands)	Ownership (%)
November 15, 2006	Mitsubishi UFJ Financial Group, Inc. and its related partners	Holding 10,570 thousand shares as of October 31, 2006	5.53

None of the above shareholders has voting rights that are different from those of other shareholders.

According to Citibank N.A., depositary for Kyocera’s ADSs, as of March 31, 2007, 3,826,821 shares of Kyocera’s common stock were held in the form of ADSs and there were 833 ADS holders of record in the United States. According to Kyocera’s register of shareholders, as of March 31, 2007, there were 65,741 holders of Kyocera’s common stock of record worldwide. As of March 31, 2007, there were 117 record holders of Kyocera’s common stock with addresses in the United States, holding 24,860,697 shares of the outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.

B. Related Party Transactions

Significant customer

In fiscal 2007, Kyocera’s sales to KDDI amounted to ¥123,163 million ($1,044 million), or 9.6% of consolidated net sales.

KDDI provides telecommunication services, and Kyocera sells mainly telecommunication equipments to KDDI. Kyocera Corporation made an equity investment in KDDI when it was founded and currently, a director of Kyocera Corporation is a member of the board of directors of KDDI. At March 31, 2007, Kyocera Corporation’s equity interest in KDDI was 12.76%. Kyocera serves KDDI as an independent vendor in terms of price determination, remittance condition and product distribution. All of the agreements and ongoing contractual commitments between Kyocera and KDDI have been made on an arm’s -length basis. Kyocera expects that KDDI will remain a significant customer in the future.

C. Interests of Experts and Counsel

Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Financial Statements

The information required by this item is set forth beginning on page F-2 of this Form 20-F.

Dividend Policy

Kyocera considers that the best way to respond to shareholders’ expectations is to improve consolidated performance, thus enhancing the corporate value, of Kyocera into the future.

Kyocera strongly takes into consideration the linkage between dividend amounts and the consolidated performance of Kyocera and has implemented a dividend policy aiming for a consolidated dividend ratio of approximately 20% to 25%. In addition, Kyocera determines dividend amounts based on an overall assessment, taking into consideration various factors including the amount of capital expenditures necessary for the medium to long term growth of Kyocera.

Pursuant to this policy and based on its performance through fiscal 2007, Kyocera proposed a year-end dividend for fiscal 2007 of 60 yen per share, a 10 yen increase as compared with fiscal 2006 in the ordinary general meeting of shareholders on June 27, 2007. When aggregated with the interim dividend in the amount of 50 yen, the total annual dividend amount was 110 yen per share.

Kyocera also proposed that other general reserve shall be set aside, in order to take into account the necessary reserve amounts for creation of new businesses, development of new markets and new technologies and acquisition of outside management resources needed to achieve sustainable corporate growth of Kyocera.

We held a board of directors meeting for the interim dividend on October 30, 2006.

B. Significant Changes

Except as disclosed in this Form 20-F, there have been no significant changes since March 31, 2007.

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

	Tokyo Stock Exchange		New York Stock Exchange
	Price per Share of Common Stock (yen)		Price per American Depositary Share (U.S. dollars)*
Years ended March 31	High	Low	High	Low
2003	10,070	5,630	80.27	47.96
2004	8,970	5,570	84.66	47.25
2005	9,630	7,080	90.90	67.81
2006	10,830	7,090	91.59	62.58
2007	11,590	8,180	98.01	71.73

	Tokyo Stock Exchange		New York Stock Exchange
	Price per Share of Common Stock (yen)		Price per American Depositary Share (U.S. dollars)*
Most Recent 6 months	High	Low	High	Low
January, 2007	11,480	10,800	95.56	90.37
February, 2007	11,200	10,580	92.80	88.46
March, 2007	11,270	10,040	95.65	86.43
April, 2007	11,860	10,970	99.66	94.07
May, 2007	11,980	11,470	99.75	95.70
June, 2007	13,180	11,850	108.00	98.01

*	The prices of American Depositary Shares are based upon reports by the New York Stock Exchange, with all fractional figures rounded up to the nearest two decimal points.

The following table shows the information about high and low sales prices for each quarterly period in fiscal 2006 and 2007 in respect of the shares of Common Stock of Kyocera Corporation on the Tokyo Stock Exchange, and the American Depositary Shares on the New York Stock Exchange.

For Voting Securities by Fiscal Quarter

		2006
		1st	2nd	3rd	4th
Common Stock:
Market price per share (A)	—High	¥8,500	¥8,670	¥8,860	¥10,830
	—Low	7,090	7,640	7,220	8,510
Cash dividends paid per share		50.00	—	50.00	—
American Depositary Share:
Market price per share (B)	—High	$78.45	$78.02	$74.27	$91.59
	—Low	67.20	69.01	62.58	73.33
Cash dividends paid per share (C)		0.45	—	0.41	—

		2007
		1st	2nd	3rd	4th
Common Stock:
Market price per share (A)	—High	¥11,590	¥10,250	¥11,310	¥11,480
	—Low	8,180	8,300	9,970	10,040
Cash dividends paid per share		50.00	—	50.00	—
American Depositary Share:
Market price per share (B)	—High	$98.01	$87.75	$95.51	$95.65
	—Low	71.73	71.85	86.52	86.43
Cash dividends paid per share (C)		0.43	—	0.43	—

(A)	Price on the Tokyo Stock Exchange
(B)	Price on the New York Stock Exchange
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

The Company Law specifically requires a resolution of the Board of Directors for a joint stock corporation, among other things, to acquire or dispose of material assets; to borrow substantial amounts of money; to employ or discharge from employment important employees, such as executive officers; to establish, change or abolish a material corporate organization such as a branch office; or to issue bonds. A resolution of the Board of Directors is also specifically required for the establishment of a control system to ensure adequacy of Kyocera Corporation’s affairs, such as a control system to ensure the exercise of Directors’ duty to comply with laws and regulations and the Articles of Incorporation of Kyocera Corporation. The Regulations of the Board of Directors of Kyocera Corporation require a resolution of the Board of Directors for Kyocera Corporation, among other things, to issue of bonds or bonds with stock acquisition rights; to borrow, lend or contribute a significant amount of money; to give a guarantee of a significant amount of debt; or to waive the right to receive a significant amount of money. The Regulations of the Board of Directors of Kyocera Corporation defines a “significant amount” as five billion yen or more with respect to borrowing and one hundred million yen or more with respect to other matters. The Regulations of the Board of Directors of Kyocera Corporation also require a resolution of the Board of Directors to approve any transaction between a Director and Kyocera Corporation; allocate remuneration and bonuses of Directors as previously determined or approved by the general meeting of shareholders; or determine the amount and manner of payment of retirement allowances or condolence money payable to Directors, determination of which has been previously entrusted to the Board of Directors by the general meeting of shareholders.

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

The amount of Surplus at any given time must be calculated in accordance with the following formula:

A + B + C + D - (E + F + G)

In the above formula:

“A”	=	the total amount of other capital surplus and other retained earnings, each such amount being that appearing on Kyocera Corporation’s non-consolidated balance sheet as of the end of the last fiscal year

“B”	=	(if Kyocera Corporation has disposed of its treasury stock after the end of the last fiscal year) the amount of the consideration for such treasury stock received by Kyocera Corporation less the book value thereof

“C”	=	(if Kyocera Corporation has reduced its stated capital after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital or legal reserve (if any)

“D”	=	(if Kyocera Corporation has reduced its additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to stated capital (if any)

“E”	=	(if Kyocera Corporation has cancelled its treasury stock after the end of the last fiscal year) the book value of such treasury stock

“F”	=	(if Kyocera Corporation has distributed Surplus to its shareholders after the end of the last fiscal year) the total book value of the Surplus so distributed

“G”	=	certain other amounts set forth in ordinances of the Ministry of Justice, including (if Kyocera Corporation has reduced Surplus and increased its stated capital, additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction and (if Kyocera Corporation has distributed Surplus to its shareholders after the end of the last fiscal year) the amount set aside in its additional paid-in capital or legal reserve (if any) as required by ordinances of the Ministry of Justice

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

Any shareholder or group of shareholders holding at least 300 voting rights (see “‘Unit’ share system” below) or one percent of the total number of voting rights for six months or more may propose a matter to be considered at a general meeting of shareholders by submitting a request to a Representative Director at least eight weeks prior to the date set for such meeting. If Kyocera Corporation’s Articles of Incorporation so provide, any of the minimum percentages, time periods and number of voting rights necessary for exercising the minority shareholder rights described above may be decreased or shortened.

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

Under the Company Law, Kyocera Corporation’s shareholders will possess various rights, such as the right to review and make copies of its Articles of Incorporation and the register of shareholders, to convene a general meeting of shareholders, to propose a matter to be considered at a general meeting of shareholders, and to bring derivative actions, depending upon the number of shares held by them and the duration of their shareholding.

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

Acquisition by Kyocera Corporation of its capital stock

Kyocera Corporation may acquire shares (i) by soliciting all its shareholders to offer to sell shares held by them (in this case, certain terms of such acquisition, such as the total number of shares to be purchased and the total amount of consideration, shall be set by an ordinary resolution of a general meeting of shareholders in advance, and acquisition shall be effected pursuant to a resolution of the Board of Directors), (ii) from a specific shareholder other than any of Kyocera Corporation’s subsidiaries (pursuant to a special resolution of a general meeting of shareholders), (iii) from any of Kyocera Corporation’s subsidiaries (pursuant to a resolution of the Board of Directors), or (iv) by way of purchase on any Japanese stock exchange on which the shares are listed or by way of tender offer (in either case pursuant to an ordinary resolution of a general meeting of shareholders or a resolution of the Board of Directors). In the case of (ii) above, any other shareholder may make a request to Kyocera Corporation’s Representative Director that such other shareholder be included as a seller in the proposed purchase, provided that no such right will be available if the purchase price or any other consideration to be received by the relevant specific shareholder will not exceed the higher of (x) the last trading price of the shares on the relevant stock exchange on the day immediately preceding the date on which the resolution mentioned in (ii) above was adopted (or, if there is no trading in the shares on the stock exchange or if the stock exchange is not open on such day, the price at which the shares are first traded on such stock exchange thereafter) and (y) if the share are subject to a tender offer on the day immediately preceding the date on which the resolution mentioned in (ii) above was adopted, the price of the shares under the agreement with respect to such tender offer on such day.

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

On July 3, 2007, the closing price of our shares of Common Stock on the Tokyo Stock Exchange was ¥ 13,180 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥5,000 and ¥10,000 per share, as well as the daily price limit if our per share price were to rise to between ¥10,000 and ¥20,000, or fall to between ¥3,000 and ¥5,000. Other daily price limits would apply if our per share price moved to other ranges.

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

Japan has income tax treaties, conventions or agreements, which generally provide that the rate of withholding tax may not exceed 15% for portfolio investors, with, among others, Australia, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden and Switzerland. Japan’s income tax treaties with France and the United Kingdom have recently been amended to reduce the maximum withholding tax rate to 10%. In principle, the rate of Japanese withholding tax applicable to dividends paid by Kyocera Corporation to non-residents or non-Japanese corporations is 20%. However, with respect to dividends paid by Kyocera Corporation to any corporate or individual shareholders who are non-residents of Japan or non-Japanese corporations, except for any individual shareholder who holds 5% or more of the outstanding total of the shares issued by Kyocera Corporation, the said 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before March 31, 2009 and (ii) 15% for dividends due and payable on or after April 1, 2009. Under Japanese tax law, whichever is the lower of the maximum rate provided in the relevant tax treaty, convention or agreement and the Japanese statutory rate will be applicable.

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

United States Taxation

The following discusses United States federal income tax consequences of the ownership of shares or ADSs. It only applies to U.S. holders (as defined below) of shares who hold their ADSs as capital assets. It does not address special classes of holders, some of whom may be subject to special rules including:

•	tax-exempt entities,

•	certain insurance companies,

•	broker-dealers,

•	traders in securities that elect to mark to market,

•	investors liable for alternative minimum tax,

•	investors that hold shares or ADSs as part of a straddle or a hedging or conversion transaction,

•	investors whose functional currency is not the U.S. dollar, or

•	investors that actually or constructively own 10% or more of Kyocera Corporation’s voting stock.

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

Taxation of Dividends

Subject to the PFIC rules discussed below, under the United States federal income tax laws, if the investor is a U.S. holder, the gross amount of any dividend paid by Kyocera Corporation out of its current or accumulated earnings and profits, as determined for United States federal income tax purposes, is subject to United States federal income taxation. If the investor is a non-corporate U.S. holder, dividends paid in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable at a maximum rate of 15% provided that the shares or ADSs are held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid with respect to shares or ADSs generally will be qualified dividend income. The investor must include any Japanese tax withheld from the dividend payment in this gross amount even though he does not in fact receive it.

The dividend must be included in income when the investor, in the case of shares, or the depositary, in the case of ADSs, receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.

The amount of the dividend distribution that the investor must include in its income as a U.S. holder will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend distribution is includible in the investor’s income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the investor includes the dividend payment in income to the date it converts the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

Dividends will likely constitute income from sources outside the United States. Dividends paid in taxable years beginning before January 1, 2007 generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on the investor’s circumstances, be “passive” or “general” income, which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to the investor.

Distributions of additional shares to the investor with respect to shares or ADSs that are made as part of a pro rata distribution to all shareholders of Kyocera Corporation generally will not be subject to United States federal income tax. Taxation of Capital Gains

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if the investor is a U.S. holder and the investor sells or otherwise disposes of his shares or ADSs, the investor will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that the investor realizes and his tax basis, determined in U.S. dollars, in his shares or ADSs. Capital gain of a non-corporate U.S. holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. Additionally, gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

PFIC Rules

We believe that our shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change.

In general, if the investor is a U.S. holder, we will be a PFIC with respect to the investor if for any taxable year in which the investor held our ADSs or shares:

•	at least 75% of our gross income for the taxable year is passive income or

•	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

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

If we are treated as a PFIC, and the investor is a U.S. holder that did not make a mark-to-market election, as described below, the investor will be subject to special rules with respect to:

•	any gain the investor realizes on the sale or other disposition of your shares or ADSs and

•

any excess distribution that we make to the investor (generally, any distributions to the investor during a single taxable year that are greater than 125% of the average annual distributions received by the investor in respect of the shares or ADSs during the three preceding taxable years or, if shorter, the investor’s holding period for the shares or ADSs).

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

The special PFIC tax rules described above will not apply to the investor if it makes a QEF election, that is, the investor elects to have us treated as a qualified electing fund and we provide certain required information to the investor. We do not intend to provide U.S. holders with such information as may be required to make a QEF election effective.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

If the investor owns shares or ADSs in a PFIC that are treated as marketable stock, the investor may make a mark-to-market election. Our shares and ADSs will be treated as marketable stock for a calendar year if they are regularly traded (within the meaning of applicable Treasury regulations) on a qualified exchange (which includes the New York Stock Exchange) during such calendar year. If the investor makes this election, the investor will not be subject to the PFIC rules described above. Instead, in general, the investor will include as ordinary income each year the excess, if any, of the fair market value of its shares or ADSs at the end of the taxable year over its adjusted basis in its shares or ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. The investor will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The investor’s basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts.

In addition, notwithstanding any election the investor makes with regard to the shares or ADSs, dividends that it receives from us will not constitute qualified dividend income to the investor if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Moreover, the investor’s shares or ADSs will be treated as stock in a PFIC if we were a PFIC which was not a qualified electing fund with respect to the investor at any time during its holding period in its shares or ADSs, even if we are not currently a PFIC. For purposes of this rule, if the investor makes a mark-to-market election with respect to its shares or ADSs, the investor will be treated as having a new holding period in its shares or ADSs beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies. Dividends that the investor receives that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, the investor must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in its gross income, and it will be subject to tax at rates applicable to ordinary income.

If the investor owns shares or ADSs during any year that we are a PFIC with respect to the investor, it must file Internal Revenue Service Form 8621.

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

I. Subsidiary Information

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Kyocera is exposed to market risk, including changes in foreign currency exchange rates, interest rates and equity prices. In order to hedge against these risks, Kyocera uses derivative financial instruments. Kyocera does not hold or issue derivative financial instruments for trading purposes. Kyocera regularly assesses these market risks based on policies and procedures established to protect against the adverse effects of these risks and other potential exposures, primarily by reference to the market value of financial instruments. Although Kyocera may be exposed to losses in the event of non-performance by counterparties, Kyocera believes that its counterparties are creditworthy and does not expect such losses, if any, to be significant. On August 1, 2006, Kyocera sold 100% of the shares of KLC, a subsidiary engaged financial services. As a result of this transaction, Kyocera recognized no financial receivables as well as significant decrease of debts on its consolidated balance sheet at March 31, 2007, which led to quantitative change in market risk exposure by a significant decrease in interest rate risk at March 31, 2007, when compared to March 31, 2006. In the normal course of business, Kyocera also faces other risks such as country risk, credit risk, or legal risk, but they are not represented in the following tables.

Foreign Currency Exchange Risk

Kyocera enters into foreign currency forward contracts to hedge certain existing assets and liabilities denominated in foreign currencies, principally the U.S. dollar and Euro. All such contracts currently in effect will mature generally within three months. The following tables provide information about Kyocera’s major foreign currency forward contracts existing at March 31, 2007, which include hedge accounting, setting forth the contract amounts, fair value, and weighted average exchange rates. The contract amounts are generally used to calculate the contractual payments to be exchanged under the contracts.

	(Yen in millions) (Pay/Receive) (Except average contractual rates)
Forward exchange contracts to sell foreign currencies	US$/Yen	Euro/Yen	US$/STG
Contract amounts	¥52,113	¥51,598	¥31,211
Fair value	(288)	(1,034)	59
Weighted average contractual rates	0.009	0.007	1.957

	(Yen in millions) (Receive/Pay) (Except average contractual rates)
Forward exchange contracts to purchase foreign currencies	Yen/ US$	US$/Yen	CZK/STG
Contract amounts	¥8,152	¥6,603	¥5,790
Fair value	108	(59)	7
Weighted average contractual rates	117.979	0.008	41,305

	(U.S. dollars in thousands) (Pay/Receive)
Forward exchange contracts to sell foreign currencies	US$/Yen	Euro/Yen	US$/STG
Contract amounts	$441,636	$437,271	$264,500
Fair value	(2,441)	(8,763)	500

	(U.S. dollars in thousands) (Receive/Pay)
Forward exchange contracts to purchase foreign currencies	Yen/ US$	US$/Yen	CZK/STG
Contract amounts	$69,085	$55,958	$49,068
Fair value	915	(500)	59

Interest Rate Risk

Kyocera may enter into interest rate swaps and other contracts to reduce market risk exposure to changes in interest rates. The tables below provide information about Kyocera’s financial instruments that are sensitive to changes in interest rates.

Long term debt (including due within one year)								(Yen in millions)
	Average pay rate	Expected maturity date						Total	Fair value
		2008	2009	2010	2011	2012	Thereafter
Loans, principally from banks	2.75%	¥5,853	1,899	1,488	1,370	1,020	1,506	¥13,136	¥13,165

Long term debt (including due within one year)								(U.S dollars in thousands)
	Average pay rate	Expected maturity date						Total	Fair value
		2008	2009	2010	2011	2012	Thereafter
Loans, principally from banks	2.75%	$49,602	16,093	12,610	11,610	8,644	12,763	$111,322	$111,568

Equity Price Risk

Kyocera has marketable equity and debt securities, which are classified as available-for-sale and are carried in the consolidated balance sheets at fair value. Changes in fair value are recognized as other comprehensive income, net of taxes, as a separate component of stockholders’ equity. Gross unrealized gains on marketable equity securities, which were ¥312,724 million ($2,650 million), included ¥289,853 million ($2,456 million) derived from a rise in the market price of KDDI shares held by Kyocera Corporation. Detailed information appears in Note 4 to the Consolidated Financial Statements included in this annual report. Kyocera evaluates whether declines in fair value of debt and equity securities with readily determinable fair values are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost and the anticipated recoverability of fair value in the future. Other-than-temporary loss on debt and equity securities with readily determinable fair values for the years ended March 31, 2005, 2006 and 2007 amounted to ¥1 million, ¥113 million and ¥797 million ($7 million), respectively. At March 31, 2007, Kyocera held the following available-for-sale marketable equity and debt securities.

	(Yen in millions and U.S. dollars in thousands)
	March 31, 2007
	Cost	Fair Value	Cost	Fair Value
Due within 1 year	¥24,168	¥24,295	$204,814	$205,890
Due after 1 year to 5 years	52,338	52,391	443,542	443,991
Due after 5 years	1,899	1,921	16,093	16,280
Equity securities	272,653	585,274	2,310,619	4,959,949

	¥351,058	¥663,881	$2,975,068	$5,626,110

Item 12. Description of Securities Other Than Equity Securities

Not Applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modification to Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Kyocera’s management, with the participation of its principal executive and principal financial officers, evaluated the effectiveness of Kyocera’s disclosure controls and procedures (as defined in Rules 13a-15(e) under the U.S. Securities Exchange Act of 1934) as of March 31, 2007. Based on that evaluation, Kyocera’s principal executive and principal financial officers concluded that the disclosure controls and procedures were effective as of that date.

Management’s Report on Internal Control Over Financial Reporting

Kyocera’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the U.S. Securities Exchange Act of 1934). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Kyocera’s management, with the participation of its principal executive and principal financial officers, evaluated the effectiveness of Kyocera’s internal control over financial reporting using the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, Kyocera’s management concluded that Kyocera’s internal control over financial reporting was effective as of March 31, 2007. Kyocera’s independent registered public accounting firm, MISUZU PricewaterhouseCoopers, has issued an audit report on management’s assessment of the company’s internal control over financial reporting, which appears on page F-1 of this Form 20-F.

Evaluation of Changes in Internal Control Over Financial Reporting

Kyocera’s management, with the participation of its principal executive and principal financial officers, also carried out an evaluation of changes in our internal control over financial reporting during the year ended March 31, 2007. Based upon that evaluation, there was no change in Kyocera’s internal control over financial reporting that occurred during the year ended March 31, 2007 that materially affected, or is reasonably likely to materially affect, Kyocera’s internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Principal Independent Registered Public Accounting Firm Fees

ChuoAoyama PricewaterhouseCoopers served as our independent registered public accounting firm for fiscal 2005, and fiscal 2006 for which audited financial statements appear in this Form 20-F.

MISUZU PricewaterhouseCoopers, which was renamed from ChuoAoyama PricewaterhouseCoopers in September 2006, has served as our independent registered public accounting firm for 2007 for which audited financial statements appear in this Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by ChuoAoyama PricewaterhouseCoopers and the related parties of the PricewaterhouseCoopers to Kyocera in fiscal 2006 and by MISUZU PricewaterhouseCoopers and the related parties of the PricewaterhouseCoopers to Kyocera in fiscal 2007.

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,
	2006	2007	2007
Audit Fees (1)	¥1,335	¥2,157	$18,280
Audit-related Fees (2)	299	27	229
Tax Fees (3)	353	283	2,398
All Other Fees (4)	38	6	51

Total	¥2,025	¥2,473	$20,958

1)	Amounts represent fees for the annual audit of Kyocera for fiscal 2006 and fiscal 2007, reviews of Kyocera’s financial statements for interim periods, other regulatory filings in fiscal 2006 and fiscal 2007 and the statutory audit of internal control over financial reporting for fiscal 2007. Amounts for fiscal 2006 include the statutory audit of internal control over financial reporting for the U.S. listed subsidiary.

2)	Amounts primarily represent fees for other procedures related to documents filed with the SEC and consultations concerning financial accounting and reporting standards and internal control in fiscal 2006 and fiscal 2007.

3)	Amounts represent fees for tax services performed by the tax department of the independent registered public accounting firm other than financial audit and international tax compliance in fiscal 2006 and fiscal 2007.

4)	All other fees in fiscal 2006 mainly represent fees for advisory assurance service of the preparation of Kyocera’s sustainability report.

Kyocera’s Board of Corporate Auditors determined that the provisions of non-audit services by ChuoAoyama PricewaterhouseCoopers to Kyocera during fiscal 2006 and by MISUZU PricewaterhouseCoopers to Kyocera during fiscal 2007 were compatible with maintaining the independent registered public accounting firm’s independence.

Policies and Procedures of the Board of Corporate Auditors

In accordance with the regulations of the Securities and Exchange Commission issued pursuant to Sections 202 and 208 of the Sarbanes-Oxley Act of 2002, our Board of Corporate Auditors has adopted a pre-approval policy regarding non-audit work performed by MISUZU PricewaterhouseCoopers and the related parties except for AVX Corporation which follows its own pre-approval policy. Under Kyocera’s pre-approval policy, there are two types of pre-approval procedures, “General Pre-Approval” and “Specific Pre-Approval”.

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

All of the services provided by MISUZU PricewaterhouseCoopers and the related parties since Rule 2-01(c)(7) of Regulation S-X became effective were approved by Kyocera’s Board of Corporate Auditors pursuant to the pre-approval policy described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

Change of Our Independent Registered Public Accounting Firm

On May 30, 2007, MISUZU PricewaterhouseCoopers announced that it would terminate its business and dissolve effective July 31, 2007. In connection with this, the audit team of MISUZU PricewaterhouseCoopers that has been covering Kyocera will transfer to a newly established public accounting firm, Kyoto Audit Corporation, which registered with the Public Company Accounting Oversight Board on June 12, 2007. We have appointed Kyoto Audit Corporation as our new independent registered public accounting firm starting in fiscal 2008.

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

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth certain information with respect to purchases of our own shares by us and our affiliated purchasers.

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
April 1 to April 30, 2006	2,317	10,807.84	—	—
May 1 to May 31, 2006	1,141	10,278.07	—	—
June 1 to June 30, 2006	730	8,980.57	—	—
July 1 to July 31, 2006	2,085	8,727.88	—	—
August 1 to August 31, 2006	2,258	9,615.24	—	—
September 1 to September 30, 2006	2,062	10,043.01	—	—
October 1 to October 31, 2006	3,081	10,564.49	—	—
November 1 to November 30, 2006	1,672	10,492.77	—	—
December 1 to December 31, 2006	2,617	10,921.83	—	—
January 1 to January 31, 2007	2,744	11,186.74	—	—
February 1 to February 28, 2007	2,411	10,978.24	—	—
March 1 to March 31, 2007	1,048	10,783.13	—	—

Total	24,166	10,389.95	—	—

Note: Under the Company Law , a holder of shares constituting less than one full unit may request Kyocera Corporation to purchase such shares at their market value (See “Memorandum and Articles of Association - Capital stock - “‘Unit’ share system” in “Item 10. Additional Information”.). All purchases described in the above table were made pursuant to such requests by shareholders.

PART IV

Item 17. Financial Statements

In lieu of responding to this item, we have responded to Item 18 of this Form 20-F.

Item 18. Financial Statements

The information required by this item is set forth beginning on page F-1 of this Form 20-F.

Item 19. Exhibits

Exhibit Number	Description
1.1	Articles of Incorporation (English translation) (incorporated by reference to the Registrant’s annual report on Form 20-F filed on June 29, 2006)

1.2	Share Handling Regulations of the Registrant (English translation) (incorporated by reference to the Registrant’s annual report on Form 20-F filed on June 29, 2006)

1.3	Regulations of the Board of Directors of the Registrant (English translation) (incorporated by reference to the Registrant’s annual report on Form 20-F filed on June 29, 2006)

1.4	Regulations of the Board of Corporate Auditors of the Registrant (English translation)

2.1	Specimen common stock certificate of the Registrant (incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 24, 2001)

2.2	Deposit Agreement, dated as of June 29, 1998 among Kyocera Corporation, Citibank N.A. as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt, as amended by Amendment No.1 thereto, dated as of January 5, 1999 (incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 24, 2001)

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

11.1	Code of Ethics

12.1	Certification of the principal executive officer of the Registrant required by Rule 13a-14(a)

12.2	Certification of the principal financial officer of the Registrant required by Rule 13a-14(a)

13.1	Certification of the principal executive officer of the Registrant required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of the principal financial officer of the Registrant required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Consent of PricewaterhouseCoopers with respect to its report on the audit of the financial statements included in this Form 20-F

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Kyocera Corporation

We have completed an integrated audit of Kyocera Corporation’s 2007 consolidated financial statements and of its internal control over financial reporting as of March 31, 2007 and audits of its 2005 and 2006 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Kyocera Corporation and its consolidated subsidiaries (“Kyocera”) at March 31, 2006 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements are the responsibility of Kyocera’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, Kyocera changed the manner in which it accounts for defined benefit pensions effective March 31, 2007.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the “Management’s Report on Internal Control over Financial Reporting” appearing under Item 15, that Kyocera maintained effective internal control over financial reporting as of March 31, 2007 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, Kyocera maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the COSO. Kyocera’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of Kyocera’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ MISUZU PricewaterhouseCoopers

Osaka, Japan

June 28, 2007

Consolidated Balance Sheets

Kyocera Corporation and Consolidated Subsidiaries

March 31, 2006 and 2007

(Yen in millions and U.S. dollars and shares in thousands–Note 2)

ASSETS	2006	2007	2007
Current assets:
Cash and cash equivalents (Note 13)	¥300,809	¥282,208	$2,391,593
Short-term investments (Notes 4 and 13)	87,942	213,495	1,809,280
Trade receivables (Notes 7):
Notes	24,597	25,033	212,144
Accounts	210,393	236,380	2,003,220
Short-term finance receivables (Notes 3, 5 and 13)	39,505	—	—

	274,495	261,413	2,215,364
Less allowances for doubtful accounts and sales returns	(7,425)	(5,960)	(50,508)

	267,070	255,453	2,164,856
Inventories (Notes 6)	190,564	209,188	1,772,780
Deferred income taxes (Note 16)	40,411	45,390	384,661
Other current assets	33,872	40,757	345,398

Total current assets	920,668	1,046,491	8,868,568

Investments and advances:
Investments in and advances to affiliates and unconsolidated subsidiaries (Note 7)	7,355	10,093	85,534
Securities and other investments (Notes 4 and 13)	553,377	690,568	5,852,271

	560,732	700,661	5,937,805

Long-term finance receivables (Notes 3, 5 and 13)	80,970	—	—
Property, plant and equipment, at cost (Note 9):
Land	58,286	56,806	481,407
Buildings	249,506	261,998	2,220,322
Machinery and equipment	697,383	729,636	6,183,356
Construction in progress	13,473	7,362	62,390

	1,018,648	1,055,802	8,947,475
Less accumulated depreciation	(733,302)	(774,896)	(6,566,916)

	285,346	280,906	2,380,559
Goodwill (Note 8)	31,351	32,894	278,763
Intangible assets (Note 8)	31,227	24,657	208,958
Other assets (Notes 10 and 16)	21,228	44,855	380,127

	¥1,931,522	¥2,130,464	$18,054,780

The accompanying notes are an integral part of these statements.

LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS’ EQUITY	2006	2007	2007
Current liabilities:
Short-term borrowings (Notes 3, 9 and 13)	¥90,865	¥15,250	$129,237
Current portion of long-term debt (Notes 3, 9 and 13)	16,347	5,853	49,602
Notes and accounts payable:
Trade	103,503	100,295	849,958
Other	51,997	49,134	416,390
Accrued liabilities:
Payroll and bonus	37,998	41,680	353,220
Income taxes	27,658	36,475	309,110
Other	31,414	33,391	282,975
Other current liabilities (Note 16)	18,841	24,110	204,322

Total current liabilities	378,623	306,188	2,594,814

Long-term debt (Notes 3, 9 and 13)	33,360	7,283	61,720
Accrued pension and severance liabilities (Note 10)	27,092	16,297	138,110
Deferred income taxes (Note 16)	125,686	206,858	1,753,034
Other non-current liabilities	12,742	12,355	104,703

Total liabilities	577,503	548,981	4,652,381

Minority interests in subsidiaries	64,942	66,923	567,144

Commitments and contingencies (Notes 14)

Stockholders’ equity (Note 15):
Common stock:
Authorized 600,000 shares
Issued 191,309 shares	115,703	115,703	980,534
Additional paid-in capital	161,994	162,363	1,375,958
Retained earnings	967,576	1,055,293	8,943,161
Accumulated other comprehensive income	72,947	203,056	1,720,814
Common stock in treasury, at cost (Note 11): 3,554 shares at March 31, 2006 and 2,660 shares at March 31, 2007	(29,143)	(21,855)	(185,212)

Total stockholders’ equity	1,289,077	1,514,560	12,835,255

	¥1,931,522	¥2,130,464	$18,054,780

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2007

(Yen in millions and U.S. dollars and shares in thousands, except per share amounts–Note 2)

	2005	2006	2007	2007
Net sales (Note 7)	¥1,173,660	¥1,173,544	¥1,283,897	$10,880,483
Cost of sales	852,527	835,042	900,470	7,631,102

Gross profit	321,133	338,502	383,427	3,249,381
Selling, general and administrative expenses	223,473	238,807	248,325	2,104,449

Profit from operations	97,660	99,695	135,102	1,144,932

Other income (expenses):
Interest and dividend income	6,443	8,990	15,472	131,119
Interest expense (Note 12)	(1,275)	(1,301)	(1,647)	(13,958)
Foreign currency transaction gains (losses), net (Note 12)	2,606	(316)	(65)	(551)
Equity in (losses) earnings of affiliates and unconsolidated subsidiaries (Note 7)	(1,678)	(1,216)	2,621	22,212
(Losses) gains on sales and maturities of securities, net	(2,084)	1,472	3,819	32,365
Gains on exchange for the shares (Note 4)	—	5,294	24	203
Gain on sale of investment in an affiliate (Note 7)	—	6,931	26	220
Loss on impairment of investment in an affiliate (Note 7)	—	(3,492)	—	—
Other, net	2,341	1,180	1,188	10,068

	6,353	17,542	21,438	181,678

Income from continuing operations before income taxes and minority interests	104,013	117,237	156,540	1,326,610

Income taxes (Note 16):
Current (Note 14)	52,606	46,240	53,765	455,636
Deferred	5,608	520	(4,878)	(41,339)

	58,214	46,760	48,887	414,297

Income from continuing operations before minority interests	45,799	70,477	107,653	912,313
Minority interests	(3,142)	(4,389)	(6,324)	(53,593)

Income from continuing operations	42,657	66,088	101,329	858,720
Income from discontinued operations (Notes 3, 12 and 18)	3,251	3,608	5,175	43,856

Net income	¥45,908	¥69,696	¥106,504	$902,576

Earnings per share (Note 19):
Income from continuing operations:
Basic	¥227.52	¥352.44	¥538.52	$4.56
Diluted	227.47	352.21	537.35	4.55
Income from discontinued operations:
Basic	17.34	19.24	27.51	0.24
Diluted	17.34	19.22	27.44	0.24
Net income:
Basic	244.86	371.68	566.03	4.80
Diluted	244.81	371.43	564.79	4.79
Cash dividends declared per share:
Per share of common stock	80.00	100.00	110.00	0.93
Weighted average number of shares of common stock outstanding:
Basic	187,489	187,514	188,160
Diluted	187,528	187,640	188,573

The accompanying notes are an integral part of these statements.

Consolidated Statements of Stockholders’ Equity

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2007

(Yen in millions and U.S. dollars and shares in thousands–Note 2)

	Common Stock	Additional Paid-in Capital	Retained Earnings (Note 15)	Accumulated Other Comprehensive Income (Note 15)	Treasury Stock (Notes 11 and 15)	Comprehensive Income
Balance, March 31, 2004 (187,484)	¥115,703	¥162,091	¥881,969	¥22,046	¥(31,356)
Net income for the year			45,908			¥45,908
Foreign currency translation adjustments				6,704		6,704
Minimum pension liability adjustment - net of taxes of ¥125 (Note 10)				(152)		(152)
Net unrealized losses on securities - net of taxes of ¥11,909 (Note 4)				(18,441)		(18,441)
Reclassification adjustments for net losses on securities - net of taxes of ¥1,234 (Note 4)				1,661		1,661
Net unrealized losses on derivative financial instruments (Note 12)				(27)		(27)
Reclassification adjustments for net losses on derivative financial instruments (Note 12)				48		48

Total comprehensive income for the year						¥35,701

Cash dividends			(11,249)
Purchase of treasury stock (21)					(170)
Reissuance of treasury stock (18)		(5)			146
Stock option plan of a subsidiary		(25)

Balance, March 31, 2005 (187,481)	115,703	162,061	916,628	11,839	(31,380)
Net income for the year			69,696			¥69,696
Foreign currency translation adjustments				21,396		21,396
Minimum pension liability adjustment - net of taxes of ¥322 (Note 10)				(428)		(428)
Net unrealized gains on securities - net of taxes of ¥29,400 (Note4)				42,054		42,054
Reclassification adjustments for net gains on securities - net of taxes of ¥1,206 (Note 4)				(1,866)		(1,866)
Net unrealized losses on derivative financial instruments (Note 12)				(75)		(75)
Reclassification adjustments for net losses on derivative financial instruments (Note 12)				27		27

Total comprehensive income for the year						¥130,804

Cash dividends			(18,748)
Purchase of treasury stock (20)					(170)
Reissuance of treasury stock (294)		(67)			2,407

Balance, March 31, 2006 (187,755)	115,703	161,994	967,576	72,947	(29,143)
Net income for the year			106,504			¥106,504
Foreign currency translation adjustments				10,474		10,474
Minimum pension liability adjustment - net of taxes of ¥108 (Note 10)				(82)		(82)
Net unrealized gains on securities - net of taxes of ¥70,986 (Note 4)				103,334		103,334
Reclassification adjustments for net gains on securities - net of taxes of ¥6 (Note 4)				(1,313)		(1,313)
Net unrealized gains on derivative financial instruments (Note 12)				89		89
Reclassification adjustments for net losses on derivative financial instruments (Note 12)				49		49

Total comprehensive income for the year						¥219,055

Adjustment for initially applying SFAS No. 158 - net of taxes of ¥12,035 (Note 10)				17,558
Cash dividends			(18,787)
Purchase of treasury stock (24)					(251)
Reissuance of treasury stock (918)		127			7,539
Stock option plans of subsidiaries		242

Balance, March 31, 2007 (188,649)	¥115,703	¥162,363	¥1,055,293	¥203,056	¥(21,855)

Balance, March 31, 2006	$980,534	$1,372,831	$8,199,797	$618,195	$(246,975)
Net income for the year			902,576			$902,576
Foreign currency translation adjustments				88,763		88,763
Minimum pension liability adjustment - net of taxes of $915 (Note 10)				(695)		(695)
Net unrealized gains on securities - net of taxes of $601,576 (Note4)				875,712		875,712
Reclassification adjustments for net gains on securities - net of taxes of $51 (Note 4)				(11,127)		(11,127)
Net unrealized gains on derivative financial instruments (Note 12)				754		754
Reclassification adjustments for net losses on derivative financial instruments (Note 12)				415		415

Total comprehensive income for the year						$1,856,398

Adjustment for initially applying SFAS No. 158 - net of taxes of $ 101,992 (Note 10)				148,797
Cash dividends			(159,212)
Purchase of treasury stock					(2,127)
Reissuance of treasury stock		1,076			63,890
Stock option plans of subsidiaries		2,051

Balance, March 31, 2007	$980,534	$1,375,958	$8,943,161	$1,720,814	$(185,212)

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2007

(Yen in millions and U.S. dollars in thousands –Note 2)

	2005	2006	2007	2007
Cash flows from operating activities:
Net income	¥45,908	¥69,696	¥106,504	$902,576
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	65,909	73,186	82,182	696,457
Provision for doubtful accounts	(18)	(466)	(494)	(4,186)
Write-down of inventories	10,405	8,446	11,328	96,000
Deferred income taxes	5,608	(218)	(4,878)	(41,339)
Minority interests	3,142	4,389	6,324	53,593
Losses (gains) on sales and maturities of securities, net	2,037	(1,652)	(3,819)	(32,365)
Equity in losses (earnings) of affiliates and unconsolidated subsidiaries (Note 7)	1,678	1,216	(2,621)	(22,212)
Gain on sales of investment in an affiliate (Note 7)	—	(6,931)	(26)	(220)
Loss on impairment of investment in an affiliate (Note 7)	—	3,492	—	—
Gains on sales of investment in subsidiaries (Note 3)	—	—	(8,252)	(69,932)
Gains on exchange for the shares (Note 4)	—	(5,294)	(24)	(203)
Foreign currency adjustments	(2,391)	272	160	1,356
Change in assets and liabilities:
Decrease (increase) in receivables	68,558	(9,237)	(32,626)	(276,492)
(Increase) decrease in inventories	(25,598)	21,263	(25,100)	(212,712)
Decrease (increase) in other current assets	14	(3,331)	(1,901)	(16,110)
(Decrease) increase in notes and accounts payable	(31,914)	14,390	6,015	50,975
Increase (decrease) in accrued income taxes	13,566	(4,720)	9,066	76,830
(Decrease) increase in other current liabilities	(1,744)	3,284	11,111	94,161
Decrease in other non-current liabilities	(11,464)	(118)	(7,062)	(59,847)
Other, net	1,827	3,410	3,757	31,839

Total adjustments	99,615	101,381	43,140	365,593

Net cash provided by operating activities	145,523	171,077	149,644	1,268,169

Cash flows from investing activities:
Payments for purchases of available-for-sale securities	(81,946)	(98,219)	(44,582)	(377,814)
Payments for purchases of held-to-maturity securities	(10,141)	(11,070)	(26,867)	(227,685)
Payments for purchases of investments and advances	(11,858)	(224)	(307)	(2,602)
Sales and maturities of available-for-sale securities	40,955	50,090	99,230	840,932
Maturities of held-to-maturity securities	8,719	2,340	27,889	236,347
Proceeds from sales of investment in an affiliate (Note 7)	—	24,133	60	508
Proceeds from sales of investment in subsidiaries (Note 3)	—	—	24,602	208,492
Payments for purchases of property, plant and equipment	(59,381)	(91,436)	(64,751)	(548,737)
Payments for purchases of intangible assets	(4,820)	(10,589)	(8,215)	(69,619)
Proceeds from sales of property, plant and equipment, and intangible assets	2,920	3,350	2,693	22,822
Acquisition of businesses, net of cash acquired (Note 20)	(2,794)	3	(756)	(6,407)
Deposit of negotiable certificate of deposits and time deposits	(112,903)	(132,286)	(356,169)	(3,018,381)
Withdrawal of negotiable certificate of deposits and time deposits	95,220	100,923	203,076	1,720,983
Other, net	3,535	(2,482)	(7,606)	(64,458)

Net cash used in investing activities	(132,494)	(165,467)	(151,703)	(1,285,619)

Cash flows from financing activities:
(Decrease) increase in short-term debt	(18,490)	23,363	9,369	79,398
Proceeds from issuance of long-term debt	21,077	19,876	1,928	16,339
Payments of long-term debt	(58,720)	(48,458)	(13,361)	(113,229)
Dividends paid	(12,614)	(20,473)	(20,632)	(174,847)
Purchase of treasury stock	(170)	(170)	(251)	(2,127)
Sales of treasury stock	142	2,339	7,666	64,966
Other, net	1,431	234	(5,364)	(45,458)

Net cash used in financing activities	(67,344)	(23,289)	(20,645)	(174,958)

Effect of exchange rate changes on cash and cash equivalents	3,775	7,896	4,103	34,772

Net decrease in cash and cash equivalents	(50,540)	(9,783)	(18,601)	(157,636)
Cash and cash equivalents at beginning of year	361,132	310,592	300,809	2,549,229

Cash and cash equivalents at end of year	¥310,592	¥300,809	¥282,208	$2,391,593

The accompanying notes are an integral part of these statements.

Notes to The Consolidated Financial Statements

Kyocera Corporation and Consolidated Subsidiaries

1. ACCOUNTING POLICIES

Financial Statements Presentation:

The accounts of Kyocera Corporation and its Japanese subsidiaries are generally maintained in accordance with accounting principles generally accepted in Japan. Adjustments, which are not recorded in KC and its Japanese subsidiaries’ books of account, have been booked to the accompanying consolidated financial statements in order to present them in conformity with accounting principles generally accepted in the United States of America.

Basis of Consolidation and Accounting for Investments in Affiliated Companies:

The consolidated financial statements include the accounts of Kyocera Corporation, its majority-owned subsidiaries and a variable interest entity for which Kyocera Corporation is a primarily beneficiary under the Financial Accounting Standard Board Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities.” The consolidated variable interest entity for which Kyocera Corporation is the primary beneficiary does not have a material effect on Kyocera’s financial position and result of operations. All significant intercompany transactions and accounts are eliminated. Investments in 20% to 50% owned companies are accounted for under the equity method, whereby Kyocera includes in net income its equity in the earnings or losses from these companies.

Revenue Recognition:

Kyocera sells various types of products, including fine ceramic parts, semiconductor parts, and telecommunications equipment. Kyocera recognizes revenue upon completion of the earnings process, which occurs when products are shipped or delivered to customers in accordance with the terms of an agreement of sale, there is a fixed or determinable selling price, title and risk of loss have been transferred, and collectibility is reasonably assured. Most of these conditions are satisfied at the time of delivery to customers in domestic sales (FOB destination) and at the time of shipment (FOB shipping) for export sales.

Sales returns

Kyocera records an estimated sales return allowance at the time of sales based on its historical returns experience.

Products warranty

For after-service costs to be paid during warranty periods, Kyocera accrues a product warranty liability for claims under warranties relating to the products that have been sold. Kyocera records an estimated product warranty liability based on its historical repair experience.

Revenue from financial services

In addition to the tangible products as discussed above, Kyocera also provided certain services, primarily financial services provided by Kyocera Leasing Co., Ltd. (KLC) until August 2006. Revenue from direct financing leases was recognized over the term of the lease, and amortization of unearned lease income was recognized using the interest method. Interest income on installment loans was recognized on an accrual basis. Interest income was no longer accrued at the time the collection of the interest was past due 1 year or more, or the collection of the principal was past due 6 months or more. The interest received from cash payments on impaired loans was recorded as income, unless the collectibility of the remaining investments was doubtful, in which case the cash receipt was recorded as collection of the principal.

Cash and Cash Equivalents:

Cash and cash equivalents include time deposits and certificates of deposit with original maturities of three months or less.

Translation of Foreign Currencies:

Assets and liabilities of consolidated foreign subsidiaries and affiliates accounted for under the equity method are translated into Japanese yen at the exchange rates in effect on the respective balance sheet dates. Operating accounts are translated at the average rates of exchange for the respective years. Translation adjustments result from the process of translating foreign currency financial statements into Japanese yen. These translation adjustments, which are not included in the determination of net income, are reported in other comprehensive income.

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

Inventories:

Inventories are stated at the lower of cost or market. Cost is determined by the average method for approximately 57% and 62% of finished goods and work in process as well as approximately 24% and 21% of raw materials and supplies at March 31, 2006 and 2007, respectively. The first-in, first-out method is applied to the other inventories. Kyocera recognizes estimated write-down of inventories for excess, slow-moving and obsolete inventories.

Securities:

Certain investments in debt and equity securities are accounted for under the Statement of Financial Accounting Standards (SFAS) No. 115 “Accounting for Certain Investments in Debt and Equity Securities.” Securities classified as available-for-sale securities are recorded at the fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of taxes. Securities classified as held-to-maturity securities are recorded at amortized cost. Kyocera evaluates whether the declines in fair value of debt and equity securities with readily determinable fair values are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost, and the anticipated recoverability in fair value.

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

The principal estimated useful lives for intangible assets are as follows:

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

Kyocera applies SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities an Amendment of Financial Accounting Standards Board (FASB) Statement No. 133.” All derivatives are recorded as either assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives are charged in current earnings. However cash flow hedges which meet the criteria of SFAS No. 133 may qualify for hedge accounting treatment. Changes in the fair value of the effective portion of these hedge derivatives are deferred in other comprehensive income and charged to earnings when the underlying transaction being hedged occurs.

Kyocera designates certain foreign currency forward contracts and certain interest rate swaps as cash flow hedges under SFAS No. 133. Most of Kyocera’s foreign currency forward contracts are entered into as hedges of existing foreign currency denominated assets and liabilities and as such do not qualify for hedge accounting. Accordingly, Kyocera records changes in fair value of these foreign currency forward contracts currently in earnings. It is expected that such changes will be offset by corresponding gains or losses on the underlying assets and liabilities.

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

Stock-Based Compensation:

Prior to April 1, 2006, Kyocera accounted for stock-based compensation in accordance with SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure,” an Amendment of FASB Statement No. 123, “Accounting for Stock-Based Compensation.” As allowed by SFAS No. 148, Kyocera measured stock-based compensation expense using the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related interpretations. Effective April 1 2006, Kyocera adopted SFAS No. 123 (revised 2004) (SFAS No. 123R), “Share – Based Payment” and recognized the cost resulting from share-based payment transactions in financial statements by adopting fair-value based measurement method in accordance with SFAS No. 123R. Under the modified prospective method of adoption for SFAS No.123R, Kyocera recognized compensation cost which includes: (a) compensation cost for all stock options granted prior to, but not yet vested as of April 1, 2006, and (b) compensation cost for all stock options granted or modified subsequent to April 1, 2006.

The following table illustrates the effect on income from continuing operations, net income and earnings per share if Kyocera had applied the fair value recognition provisions of SFAS 123 for the years ended March 31, 2005 and 2006.

(Yen in millions except per share amounts)

	Years ended March 31,
	2005	2006
Income from continuing operations, as reported	¥42,657	¥66,088
Add: Stock-based employee compensation expense included in reported income - net of taxes	(25)	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards - net of taxes	(2,772)	(1,550)

Pro forma income from continuing operations	39,860	64,538
Income from discontinued operations	3,251	3,608

Pro forma net income	¥43,111	¥68,146

Earnings per share:
Income from continuing operations:
Basic, as reported	¥227.52	¥352.44
Basic, pro forma	212.60	344.18
Diluted, as reported	227.47	352.21
Diluted, pro forma	212.55	343.94
Net income:
Basic, as reported	244.86	371.68
Basic, pro forma	229.94	363.42
Diluted, as reported	244.81	371.43
Diluted, pro forma	229.89	363.17

Earnings and Cash Dividends per Share:

Basic earnings per share is computed based on the weighted average number of shares outstanding during each period. Diluted earnings per share assumes the dilution that could occur if all stock options were exercised and resulted in the issuance of common stock.

Cash dividends per share are those declared with respect to the earnings for the respective periods for which dividends are proposed by the Board of Directors. Dividends are charged to retained earnings in the year in which they are paid.

Research and Development Expenses and Advertising Expenses:

Research and development expenses and advertising expenses are charged to operations as incurred.

Use of Estimates:

Preparation of consolidated financial statements in conformity with generally accepted accounting principles requires managements’ estimates and assumption if it is expected to have any impacts on assets and liabilities, which includes contingently arose, at the period end date, and also on revenue and expenses during the period. However, the results may possibly differ from the estimates.

Accounting Changes:

In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, “Inventory Costs-an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 requires that all abnormal idle facility expense, freight, handling costs, and spoilage be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 was effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 did not have a material impact on Kyocera’s consolidated results of operations and financial position.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement when the pronouncement does not include specific transition provisions. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. SFAS No. 154 was effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 did not have a material impact on Kyocera’s consolidated results of operations and financial position.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment.” This statement is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123R supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related interpretations. SFAS No. 123R requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. SFAS No. 123R establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value based measurement method in accounting for share-based payment transactions with employees except for equity instruments held by employee share ownership plans. SFAS No. 123R was announced to be effective as of the beginning of the first fiscal year that would begin after June 15, 2005, however, on April 14, 2005, the Securities and Exchange Commission (SEC) staff postponed implementation of SFAS No. 123R. Kyocera adopted SFAS No.123R effective April 1, 2006, and the impact of adoption of SFAS No. 123R was ¥333 million ($2,822 thousand) on Kyocera’s consolidated results of operations for the year ended March 31, 2007.

In September 2006, SEC staff published Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (SAB No. 108). SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 requires quantification of the effects of financial statement errors by two approaches generally referred to as “rollover” and “iron curtain”. SAB No. 108 shall be effective for fiscal years ending after November 15, 2006. The adoption of SAB No. 108 did not have a material impact on Kyocera’s consolidated results of operations and financial position.

        In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No.87, 88, 106, and 132 (R)”, which requires an employer to recognize the overfunded or underfunded status of its defined benefit postretirement plans as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Kyocera recognized the funded status of its defined benefit plans and provided the required disclosures in accordance with SFAS No. 158 as of the year ended March 31, 2007. For the impact of adoption of SFAS No. 158 on Kyocera’s consolidated results of operations and financial position, see Note 10 to the Consolidated Financial Statements in this annual report. SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year end statement of financial position. Kyocera will be required to measure the funded status of its plans at the date of its year end as of the year ending March 31, 2009. Kyocera is currently evaluating the impact of adoption of this requirement for measurement date in its consolidated results of operations and financial position.

Recently Issued Accounting Standards:

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No.109” (FIN 48) which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 also provides guidance on derecognition, classification, interest and penalties, disclosure and transitional measures. FIN 48 shall be effective for fiscal years beginning after December 15, 2006. Kyocera is currently evaluating the impact of adoption of FIN 48 in its consolidated results of operations and financial position.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” The purpose of SFAS No. 157 is to define fair value, establish a framework for measuring fair value and enhance disclosures about fair value measurements. The measurement and disclosure requirements are effective beginning after November 15, 2007. Kyocera is currently evaluating the impact of adoption of SFAS No. 157 in its consolidated results of operations and financial position.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115”. SFAS No.159 provides companies with an option to report selected financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings. SFAS No.159 is effective for fiscal years beginning after November 15, 2007 and Kyocera will adopt SFAS No. 159 effective April 1, 2008. Kyocera is currently evaluating the impact of adoption of SFAS No. 159 in its consolidated results of operations and financial position.

Reclassifications:

Certain reclassifications of previously reported amounts have been made to the consolidated statements of income, cash flows and corresponding footnotes for the year ended March 31, 2005 and 2006 in order to conform to the current year presentation. Such reclassifications have no effect on net assets, net income and cash flows.

2. U.S. DOLLAR AMOUNTS

The consolidated financial statements as of and for the year ended March 31, 2007 presented herein are expressed in the Japanese yen, and, solely for the convenience of the readers, have been translated into the U.S. dollar at the rate of ¥118 for US$1, the rate prevailing on March 30, 2007.

This translation should not be construed as a representation that the yen amounts shown could be so converted into the U.S. dollar at ¥118 for US$1 or at any other rate.

3. DISCONTINUED OPERATIONS

On August 1, 2006, Kyocera sold 100% of the shares of KLC (presently Diamond Asset Finance Company Limited) to Diamond Lease Company Limited (presently Mitsubishi UFJ Lease & Finance Company Limited) for ¥25,274 million ($214,186 thousand), aimed to concentrate Kyocera’s management resources on its core businesses to enhance and improve its corporate value. Kyocera has accounted for the results of operations and the sale of KLC less income taxes, as discontinued operations in accordance with SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets” in its consolidated statements of income. Accordingly, the prior years’ financial statements and related footnote disclosures have been reclassified.

For comparative purposes, the components of the income from discontinued operations, which had been reported as the “Others” segment previously, are summarized as follows:

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,
	2005	2006	2007	2007
Net sales	¥9,069	¥9,213	¥1,779	$15,076
Income before income taxes	3,517	4,150	862	7,305
Income taxes	266	542	381	3,229
Net income	3,251	3,608	481	4,076
Gain on sales of discontinued operations - net of taxes of ¥3,534 ($ 29,949)	—	—	4,694	39,780
Income from discontinued operations	3,251	3,608	5,175	43,856

The financial positions of discontinued operations at March 31, 2006 are summarized as follows:

(Yen in millions)
March 31, 2006
Short-term finance receivables	¥48,121
Long-term finance receivables	80,971
Other assets	4,981

Total assets	134,073

Short-term borrowings	80,351
Long-term debt (including portion due within one year)	25,857
Other liabilities	11,772

Total liabilities	¥117,980

4. INVESTMENTS IN DEBT AND EQUITY SECURITIES

Available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of tax. Held-to-maturity securities are recorded at amortized cost. In gross unrealized gains and losses on equity securities, ¥111,178 million of gross unrealized gain at March 31, 2006 and ¥289,853 million ($2,456,381 thousand) of gross unrealized gain at March 31, 2007 were derived from a fluctuation in the market value of the shares of KDDI Corporation (KDDI) held by Kyocera Corporation.

Other-than-temporary loss on debt and equity securities with readily determinable fair values for the years ended March 31, 2005, 2006 and 2007 amounted to ¥1 million, ¥113 million and ¥797 million ($6,754 thousand), respectively.

Due to the merger of Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc., on October 1, 2005, Kyocera’s holding shares in UFJ Holdings, Inc. were exchanged for shares of the new company, Mitsubishi UFJ Financial Group. As a result of this share exchange, Kyocera recognized a gain in the amount of ¥5,281 million for the year ended March 31, 2006 in accordance with Emerging Issues Task Force (EITF) 91-5, “Nonmonetary Exchange of Cost-Method Investments.”

Investments in debt and equity securities at March 31, 2006 and 2007, included in short-term investments (current assets) and in securities and other investments (non-current assets) are summarized as follows:

	(Yen in millions)
	March 31,
	2006				2007
	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Available-for-sale securities:
Corporate debt securities	¥3,745	¥3,908	¥184	¥21	¥3,842	¥4,033	¥194	¥3
Other debt securities	133,758	132,660	29	1,127	74,563	74,574	71	60
Equity securities	274,985	415,950	141,059	94	272,653	585,274	312,724	103

Total available-for-sale securities	412,488	552,518	141,272	1,242	351,058	663,881	312,989	166

Held-to-maturity securities:
Other debt securities	34,398	34,015	—	383	33,512	33,447	—	65

Total held-to-maturity securities	34,398	34,015	—	383	33,512	33,447	—	65

Total investments in debt and equity securities	¥446,886	¥586,533	¥141,272	¥1,625	¥384,570	¥697,328	¥312,989	¥231

	(U.S. dollars in thousands)
	March 31, 2007
	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Available-for-sale securities:
Corporate debt securities	$32,559	$34,178	$1,644	$25
Other debt securities	631,890	631,983	602	509
Equity securities	2,310,619	4,959,949	2,650,203	873

Total available-for-sale securities	2,975,068	5,626,110	2,652,449	1,407

Held-to-maturity securities:
Other debt securities	284,000	283,449	—	551

Total held-to-maturity securities	284,000	283,449	—	551

Total investments in debt and equity securities	$3,259,068	$5,909,559	$2,652,449	$1,958

At March 31, 2007, the contractual maturities of available-for-sale and held-to-maturity securities are summarized as follows:

	(Yen in millions and U.S. dollars in thousands)
	March 31, 2007
	Available-for-Sale		Held-to-Maturity		Available-for-Sale		Held-to-Maturity
	Cost*	Aggregate Fair Value	Cost*	Aggregate Fair Value	Cost*	Aggregate Fair Value	Cost*	Aggregate Fair Value
Due within 1 year	¥24,168	¥24,295	¥17,110	¥17,062	$204,814	$205,890	$145,000	$144,593
Due after 1 year to 5 years	52,338	52,391	16,402	16,385	443,542	443,991	139,000	138,856
Due after 5 years	1,899	1,921	—	—	16,093	16,280	—	—
Equity securities	272,653	585,274	—	—	2,310,619	4,959,949	—	—

	¥351,058	¥663,881	¥33,512	¥33,447	$2,975,068	$5,626,110	$284,000	$283,449

*	Cost represents amortized cost for held-to-maturity securities and acquisition cost for available-for-sale securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

Proceeds from sales of available-for-sale securities and the related gross realized gains and losses for the years ended March 31, 2005, 2006 and 2007 are as follows:

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,
	2005	2006	2007	2007
Proceeds from sales of available-for-sale securities	¥22,662	¥48,173	¥99,171	$840,432
Gross realized gains	2,015	2,769	6,055	51,314
Gross realized losses	4,224	1,346	2,305	19,534

For the purpose of computing gains and losses, the cost of those securities is determined by the moving average method.

Kyocera’s available-for-sale securities were classified by its length of an unrealized loss position at March 31, 2006 and 2007 as follows:

	(Yen in millions)
	March 31, 2006
	within 1 year		over 1 year		Total
	Aggregate Fair Value	Gross Unrealized Losses	Aggregate Fair Value	Gross Unrealized Losses	Aggregate Fair Value	Gross Unrealized Losses
Corporate debt securities	¥1,012	¥21	¥—	¥—	¥1,012	¥21
Other debt securities	131,942	1,127	—	—	131,942	1,127
Equity securities	1,252	87	25	7	1,277	94

	¥134,206	¥1,235	¥25	¥7	¥134,231	¥1,242

	(Yen in millions)
	March 31, 2007
	within 1 year		over 1 year			Total
	Aggregate Fair Value	Gross Unrealized Losses	Aggregate Fair Value	Gross Unrealized Losses	Aggregate Fair Value	Gross Unrealized Losses
Corporate debt securities	¥529	¥3	¥—	¥—	¥529	¥3
Other debt securities	50,867	60	—	—	50,867	60
Equity securities	1,700	103	—	—	1,700	103

	¥53,096	¥166	¥—	¥—	¥53,096	¥166

	(U.S. dollars in thousands)
	March 31, 2007
	within 1 year		over 1 year		Total
	Aggregate Fair Value	Gross Unrealized Losses	Aggregate Fair Value	Gross Unrealized Losses	Aggregate Fair Value	Gross Unrealized Losses
Corporate debt securities	$4,483	$25	$—	$—	$4,483	$25
Other debt securities	431,076	509	—	—	431,076	509
Equity securities	14,407	873	—	—	14,407	873

	$449,966	$1,407	$—	$—	$449,966	$1,407

        At March 31, 2006 and 2007, the number of individual available-for-sale securities in an unrealized loss position held by Kyocera were 33 and 38, respectively.

5. FINANCE RECEIVABLES

On August 1, 2006, Kyocera sold 100% of the shares of KLC. Detailed information regarding this transaction is described in Note 3.

Finance receivables at March 31, 2006 consist of the following:

(Yen in millions)
March 31, 2006
Investments in financing leases :
Minimum lease payments receivable	¥7,469
Unearned lease income	(639)

6,830
Less-allowance for doubtful accounts	(501)

6,329
Less-current portion	(2,499)

¥3,830

Other finance receivables	¥119,911
Less-allowance for doubtful accounts	(5,831)

114,080
Less-current portion	(36,940)

¥77,140

¥80,970

Investments in financing leases consisted primarily of direct financing leases of telecommunications equipment and information equipment. Other finance receivables consisted primarily of installment loans to unrelated third parties.

Investments in loans of ¥5,146 million at March 31, 2006 were considered to be impaired, for which valuation allowances at March 31, 2006 were provided of ¥3,567 million, calculated under SFAS No.114, “Accounting by Creditors for Impairment of a Loan” and included in allowances for doubtful accounts.

The average recorded investments in impaired loans for the years ended March 31, 2005 and 2006 were ¥9,567 million and ¥6,179 million, respectively. The related recognized interest income for the years ended March 31, 2005 and 2006 were, ¥43 million and ¥34 million, respectively.

The principal amount of the loan on which interest income was no longer accrued at March 31, 2006 was ¥6,207 million, and at March 31, 2006 there was no loan, on which the collection of the principal was past due ninety days or more and on which interest income was still accrued.

Changes in allowances for doubtful accounts on finance receivables are as follows:

	(Yen in millions)
	Years ended March 31,
	2005	2006
Beginning balance	¥36,315	¥14,919
Provision charged to income	508	326
Charge-offs	(21,904)	(8,913)

Ending balance	¥14,919	¥6,332

6. INVENTORIES

Inventories at March 31, 2006 and 2007 are as follows:

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2006	2007	2007
Finished goods	¥95,492	¥106,135	$899,449
Work in process	38,425	44,806	379,712
Raw materials and supplies	56,647	58,247	493,619

	¥190,564	¥209,188	$1,772,780

7. INVESTMENTS IN AND ADVANCES TO AFFILIATES

Kyocera Corporation owned a 36.02% interest in Taito Corporation, a major affiliate which operates in the electric amusement business and accounted for its investment under the equity method. On September 28, 2005, Kyocera Corporation sold its entire holding of shares of Taito Corporation in a tender offer bid for Taito shares by Square Enix Co., Ltd., one of the leading companies in the game software industry. As a result of this sale of Taito Corporation shares, Kyocera Corporation recorded a gain of ¥6,931 million for the year ended March 31, 2006.

Kyocera Mita Corporation owns a 30% interest in Triumph-Adler AG Group (TA), which is a distributor of office equipment and accounted for its investment under the equity method. Kyocera recognized loss on impairment of investment in an affiliate of ¥3,492 million due to an extended decline in its market value for the year ended March 31, 2006.

Kyocera Corporation owns a 30% interest in WILLCOM, INC., which operates a Personal Handyphone System (PHS) business and is accounted for its investment under the equity method.

On March 31, 2006 and 2007, TA was a listed company. The market values of investment in TA at March 31, 2006 and 2007 were ¥2,669 million and ¥3,375 million ($28,602 thousand), respectively.

Related party transactions with the affiliates, accounted for under the equity method is as follows:

		(Yen in millions and U.S. dollars in thousands)
		March 31,
		2006	2007	2007
Kyocera’s investments in and advances to affiliates		¥7,107	¥9,818	$83,203
Kyocera’s trade receivables from affiliates		15,851	13,940	118,136

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,
	2005	2006	2007	2007
Kyocera’s equity in (losses) earnings of affiliates	¥(1,712)	¥(1,311)	¥2,593	$21,975
Kyocera’s sales to affiliates	21,320	42,822	39,189	332,110

8. GOODWILL AND OTHER INTANGIBLE ASSETS

Intangible assets subject to amortization are summarized as follows:

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2006		2007		2007
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Patent rights	¥31,755	¥15,546	¥29,008	¥17,710	$245,830	$150,085
Software	24,314	13,019	27,626	16,876	234,119	143,017
Other	6,754	3,031	6,562	3,955	55,610	33,517

	¥62,823	¥31,596	¥63,196	¥38,541	$535,559	$326,619

The carrying amount of intangible assets other than goodwill having an indefinite life at March 31, 2006 and 2007 were not significant.

Intangible assets acquired during the year ended March 31, 2007 totaled ¥5,710 million ($48,390 thousand) and primarily consist of patent rights of ¥626 million ($5,305 thousand) and software of ¥4,661 million ($39,500 thousand).

The weighted average amortization periods for patent rights and software are 5 years and 4 years, respectively.

Total amortization of intangible assets during the years ended March 31, 2005, 2006 and 2007 amounted to ¥7,008 million, ¥10,042 million and ¥11,666 million ($98,864 thousand), respectively.

The estimated aggregate amortization expenses for intangible assets for the next five years are as follows:

Years ending March 31,	(Yen in millions and U.S. dollars in thousands)
2008	¥9,433	$79,941
2009	7,504	63,593
2010	4,539	38,466
2011	1,359	11,517
2012	435	3,686

The changes in the carrying amounts of goodwill by reporting segment for the years ended March 31, 2006 and 2007 are as follows:

	(Yen in millions and U.S. dollars in thousands)
	Fine Ceramic Parts Group	Semiconductor Parts Group	Applied Ceramic Products Group	Electronic Device Group	Information Equipment Group	Others	Total
Balance at March 31, 2005	¥—	¥—	¥6,293	¥17,099	¥586	¥4,132	¥28,110
Goodwill acquired during the year	100	912	150	754	44	5	1,965
Translation adjustments and reclassification to other accounts	—	—	603	619	54	—	1,276

Balance at March 31, 2006	100	912	7,046	18,472	684	4,137	31,351
Goodwill acquired during the year	—	—	—	2,699	—	19	2,718
Impairment of goodwill	—	—	—	—	—	(1,478)	(1,478)
Translation adjustments and reclassification to other accounts	—	—	60	239	5	(1)	303

Balance at March 31, 2007	¥100	¥912	¥7,106	¥21,410	¥689	¥2,677	¥32,894

Balance at March 31, 2006	$847	$7,729	$59,712	$156,542	$5,797	$35,059	$265,686
Goodwill acquired during the year	—	—	—	22,873	—	161	23,034
Impairment of goodwill	—	—	—	—	—	(12,525)	(12,525)
Translation adjustments and reclassification to other accounts	—	—	508	2,026	42	(8)	2,568

Balance at March 31, 2007	$847	$7,729	$60,220	$181,441	$5,839	$22,687	$278,763

        Kyocera performed the annual impairment test of goodwill and other intangible assets and recorded an impairment loss of ¥1,478 million ($12,525 thousands), which caused by stagnant sales and profit results in a reporting unit in the “Others” segment in the three months ended March 31, 2007. The impairment charge reflected the overall decline in the fair value of a domestic subsidiary. The fair value of the subsidiary was estimated principally using the expected present value of future cash flow.

9. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2006 and 2007 are comprised of the following:

Loans, principally from banks with average interest rate of 0.71% and 5.17% at March 31, 2006 and 2007, respectively.

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2006	2007	2007

Unsecured*	¥90,865	¥15,250	$129,237

Long-term debt at March 31, 2006 and 2007 are comprised of the following:

Loans, principally from banks with interest rates ranging from 0.15% to 5.45% and from 0.15% to 5.82% at March 31, 2006 and 2007, respectively.

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2006	2007	2007
Secured	¥4,149	¥3,256	$27,593
Unsecured *	45,558	9,880	83,729

	49,707	13,136	111,322
Less, portion due within one year	(16,347)	(5,853)	(49,602)

	¥33,360	¥7,283	$61,720

*	See note 3 for more information.

Aggregate maturities of long-term debt at March 31, 2007 are as follows:

Years ending March 31,	(Yen in millions and U.S. dollars in thousands)
2009	¥1,899	$16,093
2010	1,488	12,610
2011	1,370	11,610
2012	1,020	8,644
2013 and thereafter	1,506	12,763

	¥7,283	$61,720

Kyocera’s assets pledged as collateral of property, plant and equipment, net of accumulated depreciation for long-term debt at March 31, 2006 and 2007 were ¥5,692 million and ¥5,374 million ($45,542 thousand), respectively.

10. BENEFIT PLANS

Adoption of SFAS No. 158:

As of March 31, 2007, Kyocera adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106 and 132 (R),” which requires an employer to recognize the over funded or under funded status of its defined benefit postretirement plans as an asset or liability in its consolidated balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Kyocera initially recognized the funded status of its defined benefit plans and to provide the required disclosures in accordance with this standard at March 31, 2007.

The following tables show the incremental effect of the applying SFAS No. 158 at March 31, 2007 on the consolidated balance sheet line items listed below. These adjustments had no effect on Kyocera’s consolidated statements of income and cash flows for the year ended March 31, 2007.

	(Yen in millions)
	Before Application of SFAS No. 158	Adjustments	After Application of SFAS No. 158
Investments in and advances to affiliates and unconsolidated subsidiaries	¥—	¥1,033	¥1,033
Intangible assets	12	(12)	—
Deferred tax assets	8,354	(2,555)	5,799
Prepaid benefit cost	568	23,614	24,182

Accrued benefit liability	17,856	(4,931)	12,925
Deferred tax liabilities	1,466	9,480	10,946
Minority interests in subsidiaries	(942)	(27)	(969)
Accumulated other comprehensive income (loss)	(2,139)	17,558	15,419

	(U.S. dollars in thousands)
	Before Application of SFAS No. 158	Adjustments	After Application of SFAS No. 158
Investments in and advances to affiliates and unconsolidated subsidiaries	$—	$8,754	$8,754
Intangible assets	102	(102)	—
Deferred tax assets	70,797	(21,653)	49,144
Prepaid benefit cost	4,813	200,119	204,932

Accrued benefit liability	151,322	(41,788)	109,534
Deferred tax liabilities	12,424	80,339	92,763
Minority interests in subsidiaries	(7,983)	(229)	(8,212)
Accumulated other comprehensive income (loss)	(18,127)	148,796	130,669

Domestic:

a. Defined benefit plans

At March 31, 2007, Kyocera Corporation and its major domestic subsidiaries sponsor funded defined benefit pension plans or unfunded retirement and severance plans for their employees.

Kyocera Corporation adopted a variable expected interest rate for benefits paid for pensioners, which is linked with the long- term interest rate prevailing in Japan instead of a fixed expected interest rate, effective April 2004.

Benefits under the plan of Kyocera Corporation were previously calculated based on base salary, employee’s position, length of service period and conditions at the time of retirement. However, after April 2005, Kyocera adopted “point system” whereby benefits under the plan are calculated according to (i) accumulated “points” that are earned based on employee’s position, extent of contribution and length of service period during employment, and (ii) conditions at the time of retirement. In addition, employees were provided an option to receive lifetime pension payments for the full amount of their retirement payment, while after April 2005, employees are provided an option to receive lifetime pension payments for 50% of their retirement payment and 50% of pension payments for 20 years in maximum. These amendments reduced the projected benefit obligation of the pension plan for Kyocera Corporation. This effect of the reduction in the projected benefit obligation was reflected as a prior service cost.

Major domestic subsidiaries also amended their benefit plans and adopted the “point system” effective April 2006. As a result of this amendment, their projected benefit obligations decreased and such decreases were reflected as prior service costs.

The funded statuses of the benefit plans at Kyocera Corporation and its major domestic subsidiaries at March 31, 2006 and 2007 are as follows:

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2006	2007	2007
Change in projected benefit obligations:
Projected benefit obligation at beginning of year	¥104,484	¥110,530	$936,695
Service cost	6,661	7,873	66,720
Interest cost	2,045	2,098	17,780
Actuarial loss (gain)	1,464	(1,792)	(15,186)
Benefits paid	(3,292)	(3,355)	(28,432)
Amendment	(832)	(5,329)	(45,161)

Projected benefit obligation at end of year	110,530	110,025	932,416
Change in plan assets:
Fair value of plan assets at beginning of year	107,265	119,920	1,016,271
Actual return on plan assets	6,482	2,033	17,229
Employer contribution	9,043	8,935	75,720
Benefits paid	(2,870)	(3,236)	(27,423)

Fair value of plan assets at end of year	119,920	127,652	1,081,797

Funded status	¥9,390	¥17,627	$149,381

Amounts recognized in the consolidated balance sheets consist of:
Prepaid benefit cost	¥657	¥24,182	$204,932
Accrued benefit liability	(17,239)	(6,555)	(55,551)

Net amount recognized	¥(16,582)	¥17,627	$149,381

Reconciliation from funded status to amounts recognized in the consolidated balance sheets consist of:
Funded status	¥9,390	—	—

Unrecognized net transition obligation	(522)	—	—
Prior service cost not yet recognized	55,051	—	—
Unrecognized actuarial loss	(28,557)	—	—

Net amount recognized	¥(16,582)	—	—
Amounts recognized in accumulated other comprehensive income (loss) consist of:
Net transition obligation	—	¥(337)	$(2,856)
Prior service cost	—	55,642	471,542
Actuarial loss	—	(26,235)	(222,330)

Accumulated other comprehensive income	—	¥29,070	$246,356

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2006	2007	2007
Accumulated benefit obligation at end of year	¥106,963	¥108,037	$915,568
Pension plans with an accumulated benefit obligation in excess of plan assets at the end of year are as follows:
Projected benefit obligation	¥25,731	¥17,614	$149,271
Accumulated benefit obligation	22,477	17,211	145,856
Fair value of plan assets	8,653	11,059	93,720

Net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries in the years ended March 31, 2005 , 2006 and 2007, include the following components:

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,
	2005	2006	2007	2007
Service cost	¥6,494	¥6,661	¥7,873	$66,720
Interest cost	2,385	2,045	2,098	17,780
Expected return on plan assets	(1,789)	(2,159)	(2,870)	(24,322)
Amortization of transition obligation	221	221	185	1,568
Amortization of prior service cost	(2,283)	(4,445)	(4,739)	(40,161)
Recognized actuarial loss	1,243	1,350	1,310	11,101

Net periodic pension cost	¥6,271	¥3,673	¥3,857	$32,686

Transition obligation, actuarial loss, and prior service cost expected to be amortized at Kyocera Corporation and its major domestic subsidiaries in the year ending March 31, 2008 are as follows:

	(Yen in millions and U.S. dollars in thousands)
	Year ending March 31,
	2008	2008
Amortization of transition obligation	¥226	$1,915
Amortization of prior service cost	(4,320)	(36,610)
Recognized actuarial loss	1,047	8,873

Assumptions used to determine projected benefit obligations at Kyocera Corporation and its major domestic subsidiaries at March 31, 2006 and 2007 are as follows:

	March 31,
	2006	2007
Discount rate	1.75% -2.00%	1.75% -2.00%

Assumptions used to determine net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries for the years ended March 31, 2005 , 2006 and 2007 are as follows:

	Years ended March 31,
	2005	2006	2007
Discount rate	2.00%	2.00%	1.75%-2.00%
Expected long-term rate of return on plan assets	2.00%-2.50%	2.00%-2.50%	2.00%-2.50%
Rate of increase in compensation levels	3.00%	—	—

Kyocera Corporation and its domestic subsidiaries use a December 31 measurement date for their plans. Certain domestic subsidiaries use a March 31 measurement date for their plans. Kyocera Corporation and its domestic subsidiaries, which currently use a December 31 measurement date, will use a March 31 measurement date upon the adoption of measurement provision of SFAS No. 158 for the year ending March 31, 2009.

Rate of increase in compensation levels was not used in the calculation of projected benefit obligation and net periodic pension costs for the years ended March 31, 2006 and 2007 under the “point system.”

Kyocera Corporation and its major domestic subsidiaries determine its expected long-term rate of return on plan assets based on the defined yields of life insurance company general account, which occupies major part of plan assets categories, and their consideration of the current expectations for future returns and the historical returns of other plan assets categories in which they invest.

Plan assets categories at Kyocera Corporation and its major domestic subsidiaries at March 31, 2006 and 2007 are as follows:

	March 31,
	2006	2007
Life insurance company general account	65.1%	58.6%
Equity securities	21.9%	25.6%
Debt securities	9.5%	8.2%
Cash and cash equivalents	2.2%	1.4%
Other	1.3%	6.2%

	100.0%	100.0%

Kyocera Corporation and its major domestic subsidiaries manage and operate their plan assets with a target of obtaining better performance more than earnings from the expected rate of return on plan assets to ensure the sources of funds sufficient to cover the pension benefits paid to participants and beneficiaries into the future. In terms of the plan assets management, they make appropriate investment choices and optimal portfolios with a consideration of its performances, expected returns and risks, and entrusts their plan assets to the fund trustees which can be expected to be the most appropriate to accomplish Kyocera’s objective. They also make an effort to maintain their portfolios within reasonable allocations of plan assets. They evaluate their categories of plan assets allocations and can change their portfolios when it is needed. Their long-term strategy is to allocate approximately 60% Life insurance company general account which assures fixed income, and approximately 30% equity and debt securities and approximately 10% cash and other for their defined benefit plans.

Kyocera Corporation and its major domestic subsidiaries forecast to contribute ¥8,753 million ($74,178 thousand) to the defined benefit pension plans in the year ending March 31, 2008.

Estimated future benefit payments at Kyocera Corporation and its major domestic subsidiaries are as follows:

Years ending March 31,	(Yen in millions and U.S. dollars in thousands)
2008	¥4,368	$37,017
2009	5,372	45,525
2010	5,420	45,932
2011	5,269	44,653
2012	5,843	49,517
2013 to 2017	32,453	275,025

b. Other plan

Kyocera Corporation and its major domestic subsidiaries also provide for lump-sum severance benefits with respect to directors and corporate auditors. To reserve future payments of lump-sum severance benefits to directors and corporate auditors, annual provisions are made in the accounts for the estimated cost of this termination plan, which is not funded.

Foreign:

a. Pension plans

Kyocera International, Inc. and its consolidated subsidiaries (KII) and AVX Corporation and its consolidated subsidiaries (AVX) which are both consolidated U.S. subsidiaries of Kyocera Corporation, maintain non-contributory defined benefit pension plans in the U.S. and contributory defined benefit pension plans outside the U.S. The KII plan covers substantially all full-time employees in the U.S., of which benefits are based on years of service and the employees’ average compensation. AVX sponsors various defined benefit pension plans covering certain employees. Pension benefits provided to certain U.S. employees covered under collective bargaining agreements are based on a flat benefit formula. Effective December 31, 1995. AVX froze benefit accruals under its domestic non-contributory defined benefit pension plan for a significant portion of the employees covered under collective bargaining agreements. AVX’s pension plans for certain European employees provide for benefits based on a percentage of final pay. AVX’s funding policy is to contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws.

The following table sets forth the funded statuses of the KII’s and AVX’s plans at March 31, 2006 and 2007:

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2006	2007	2007
Change in benefit obligations:
Benefit obligation at beginning of year	¥22,142	¥26,854	$227,576
Service cost	433	538	4,559
Interest cost	1,252	1,431	12,127
Plan participants’ contributions	90	98	830
Actuarial loss (gain)	2,590	(491)	(4,161)
Benefits paid	(979)	(987)	(8,364)
Amendment	—	154	1,305
Foreign exchange adjustment	1,272	1,884	15,967

Benefit obligation at end of year	26,800	29,481	249,839
Change in plan assets:
Fair value of plan assets at beginning of year	16,893	19,681	166,788
Actual return on plan assets	2,079	1,927	16,330
Employer contribution	630	1,095	9,280
Plan participants’ contributions	90	98	830
Benefits paid	(979)	(987)	(8,364)
Other expenses	(621)	(64)	(542)
Foreign exchange adjustment	1,589	1,359	11,517

Fair value of plan assets at end of year	19,681	23,109	195,839
Funded status	¥(7,119)	¥(6,372)	$(54,000)

Amounts recognized in the consolidated balance sheets consist of:
Intangible assets	¥21	¥—	$—
Accrued benefit liability	(5,615)	(6,372)	(54,000)
Accumulated other comprehensive loss	4,614	—	—

Net amount recognized	¥(980)	¥(6,372)	$(54,000)

Reconciliation from funded status to amounts recognized in the consolidated balance sheets consist of:
Funded status	¥(7,119)	—	—

Prior service cost not yet recognized	(15)	—	—
Unrecognized actuarial loss	(6,124)	—	—

Net amount recognized	¥(980)	—	—

Amounts recognized in accumulated other comprehensive Income (loss) consist of:
Prior service cost	—	¥(159)	$(1,347)
Actuarial loss	—	(3,782)	(32,051)

Accumulated other comprehensive loss	—	¥(3,941)	$(33,398)

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2006	2007	2007
Accumulated benefit obligation at end of year	¥25,054	¥27,567	$233,619
Pension plans with an accumulated benefit obligation in excess of plan assets at the end of year:
Projected benefit obligation	¥26,800	¥19,685	$166,822
Accumulated benefit obligation	25,054	19,510	165,339
Fair value of plan assets	19,681	14,725	124,788

KII’s and AVX’s net periodic pension costs in the years ended March 31, 2005 , 2006 and 2007 include the following components:

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,
	2005	2006	2007	2007
Service cost	¥845	¥433	¥538	$4,559
Interest cost	1,186	1,252	1,431	12,127
Expected return on plan assets	(1,118)	(1,283)	(1,482)	(12,559)
Amortization of prior service cost	13	13	17	144
Recognized actuarial loss	166	163	238	2,017

Net periodic pension cost	¥1,092	¥578	¥742	$6,288

KII’s and AVX’s actuarial losses and prior service costs expected to be amortized in the year ending March 31, 2008 are as follows:

	(Yen in millions and U.S. dollars in thousands)
	Year ending March 31,
	2008	2008
Amortization of prior service cost	¥15	$127
Recognized actuarial loss	196	1,661

KII’s and AVX’s assumptions used to determine projected benefit obligations at March 31, 2006 and 2007 are as follows:

	March 31,
	2006	2007
Discount rate	4.25%-5.50%	4.40%-6.00%
Rate of increase in compensation levels	2.00%-4.50%	3.40%-4.50%

KII’s and AVX’s assumptions used to determine net periodic pension costs in the years ended March 31, 2005 , 2006 and 2007 are as follows:

Years ended March 31,
	2005	2006	2007
Discount rate	5.25%-6.00%	4.50%-6.00%	4.25%-5.50%
Rate of increase in compensation levels	1.25%-4.50%	1.25%-4.50%	3.00%-4.50%
Expected long-term rate of return on plan assets	7.00%-8.50%	6.30%-8.50%	6.40%-8.50%

KII and AVX use a December 31 measurement date for their plans. KII and AVX determine their expected long-term rate of return on plan assets based on the consideration of the current expectations for future returns and the historical returns of other plan assets categories in which they invest.

KII’s and AVX’s plan assets categories at March 31, 2006 and 2007 are as follows:

	March 31,
	2006	2007
Equity securities	65.9%	65.9%
Debt securities	33.2%	30.5%
Cash and cash equivalents	0.9%	2.2%
Other	—	1.4%

	100.0%	100.0%

KII’s long-term strategy is for target allocation of 65%-75% equity securities and 15%-35% debt securities for its defined benefit plans. AVX’s long-term strategy is for target allocation of 40% equity and 60% fixed income for its U.S. defined benefit plans and 60% equity and 40% fixed income for its non-U.S. defined benefit plans.

AVX forecasts to contribute ¥931 million ($7,890 thousand) to the defined benefit pension plans in the year ending March 31, 2008.

KII’s and AVX’s estimated future benefit payments are as follows:

Years ending March 31,	(Yen in millions and U.S. dollars in thousands)
2008	¥964	$8,169
2009	1,004	8,508
2010	1,072	9,085
2011	1,136	9,627
2012	1,203	10,195
2013 to 2017	7,148	60,576

b. Savings plans

KII and AVX maintain retirement savings plans which allow eligible U.S. employees to defer part of their annual compensation.

AVX also maintains non-qualified deferred compensation programs which permit key employees to annually elect to defer a portion of their compensation until retirement.

Contributions to the plans for the years ended March 31, 2005, 2006 and 2007 were ¥853 million, ¥928 million and ¥1,003 million ($8,500 thousand), respectively.

11. STOCK OPTION PLANS

Kyocera Corporation:

Kyocera Corporation granted directors, corporate auditors, corporate executive officers and certain key employees of Kyocera with stock option plans until the year ended March 31, 2006. Under the plans, they were granted options to purchase Kyocera Corporation’s shares of common stock at a price determined by the higher of (1) multiplying by 1.1 the average market price of Kyocera Corporation’s common stock in previous month of the date of the grant or (2) the market price of Kyocera Corporation’s common stock at the date of grant and an option’s maximum term is 5 years. All options vested and are exercisable.

At March 31, 2007, Kyocera Corporation reserved 2,113 thousand shares of its common stock for the plans.

The following table summarizes information on stock option plans for the year ended March 31, 2007:

	Number of Options (in thousands)	Weighted Average Exercise Price		Weighted Average Contractual life remaining (years)	Aggregated Intrinsic Value (Yen in millions and U.S. dollars in thousands)
Outstanding at March 31, 2006	3,087	¥8,498
Granted	—	—	$—
Exercised	(918)	8,344	70.71		¥2,103	$17,822
Expired and cancelled	(56)	8,531	72.30

Outstanding at March 31, 2007	2,113	¥8,564	$72.58	1.5	¥5,380	$45,593

Exercisable at March 31, 2007	2,113	¥8,564	$72.58	1.5	¥5,380	$45,593

The total aggregate intrinsic value of options exercised is ¥16 million, ¥626 million and ¥2,103 million ($17,822 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively.

At March 31, 2007, there was no unrecognized compensation costs related to unvested awards. The total aggregate fair value of options vested was ¥2,419 million and ¥1,248 million for the years ended March 31, 2005 and 2006, respectively.

Because Kyocera granted no stock options during the year ended March 31, 2007 and requisite service period of Kyocera’s stock options granted prior to April 1, 2006 did not attribute to the year ended March 31, 2007, no stock based compensation expense was recognized for the year ended March 31, 2007.

Cash received from the exercise of stock options was ¥120 million, ¥2,332 million and ¥7,654 million ($64,864 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively.

Kyocera’s weighted average fair value is estimated at the date of grant using Black Scholes model. Kyocera estimated expected life, volatility and expected dividends by considering historical record.

The following are significant weighted average assumptions used estimating the fair value of options issued under the Kyocera’s stock option plans:

	Years ended March 31,
	2005	2006
Fair value	¥1,946	¥959
Interest rate	0.39%	0.20%
Expected life	3.7 years	2.7 years
Volatility	39.09%	28.00%
Expected dividends	1.00%	1.30%

AVX Corporation:

        AVX has four fixed stock option plans. Under the 1995 stock option plan, as amended, AVX could grant options to employees for the purchase of up to an aggregate of 9,300 thousand shares of common stock. Under the non-employee directors’ stock option plan, as amended, AVX could grant options for the purchase of up to an aggregate of 650 thousand shares of common stock. No awards were made under these two plans after August 1, 2005. Under the 2004 stock option plan AVX may grant options to employees for the purchase of up to an aggregate of 10,000 thousand shares of common stock. Under the 2004 non-employee directors’ stock option plan, AVX may grant options for the purchase of up to an aggregate of 1,000 thousand shares of common stock. Under all plans, the exercise price of each option shall not be less than the market price of AVX’s stock on the date of grant and an option’s maximum term is 10 years. Options granted under the 1995 stock option plan and the 2004 stock option plan vest as to 25% annually and options granted under the non-employee directors’ stock option plan and the 2004 non-employee directors’ stock option plan vest as to one third annually. Requisite service periods related to all of the plans begin on the grant date. The number of shares of common stock available for future issuance under all of the plans, consisting of options available to be granted and options currently outstanding, was 15,300 thousand at March 31, 2007.

Options exercised under the AVX’s stock option plans are issued from the AVX’s treasury shares.

Activity under the AVX’s stock option plans is summarized as follows:

	Number of Options (in thousands)	Weighted Average Exercise Price	Weighted Average contractual life remaining (years)	Aggregated Intrinsic Value (Yen in millions and U.S. dollars in thousands)
Outstanding at March 31, 2006	4,813	$14.72
Granted	513	15.27
Exercised	(430)	10.27		¥323	$2,737
Expired and cancelled	(75)	18.62

Outstanding at March 31, 2007	4,821	$15.14	5.11	¥33	$280

Exercisable at March 31, 2007	3,564	$15.69	4.03	¥(207)	$(1,754)

The total aggregate intrinsic value of options exercised is ¥14 million, ¥120 million and ¥323 million ($2,737 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively.

Unvested share activity under the AVX’s stock options plans at March 31, 2007 is summarized as follows:

	Number of Options (in thousands)	Weighted Average Grant- Dated Fair Value
Unvested balance at March 31, 2006	1,382	$5.65
Options granted	513	5.44
Option forfeited	(36)	5.60
Options vested	(602)	6.57

Unvested balance at March 31, 2007	1,257	$5.39

At March 31, 2007, ¥438 million ($3,712 thousand) of total unrecognized compensation costs related to unvested awards is expected to be recognized over the vesting period, approximately four years. The total aggregate fair value of options vested is ¥658 million, ¥497 million and ¥463 million ($3,924 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively.

The weighted average estimated fair value of the AVX’s stock options granted at grant date market prices was $6.07, $4.91 and $5.44 per option for the years ended March 31, 2005, 2006 and 2007, respectively. The consolidated statement of income includes ¥263million ($2,229 thousand), net of ¥45 million ($381 thousand) of tax benefit, in stock based compensation expense for the year ended March 31, 2007.

Cash received from the exercise of stock options was ¥31 million, ¥646 million and ¥ 516 million ($4,373 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively. Excess tax benefit from stock-based payment arrangements was ¥78 million ($661 thousand) for the year ended March 31, 2007.

AVX’s weighted average fair value is estimated at the date of grant using Black Scholes model. AVX estimated volatility by considering the AVX’s historical stock volatility. AVX calculated the dividend yield based on historical dividend paid. In accordance with SFAS No. 123R AVX has estimated forfeitures in determining the weighted average fair value calculation. The forfeiture rate used for the year ended March 31, 2007 was 6.4%. The following are significant weighted average assumptions used for estimating the fair value of options issued under the AVX’s stock option plans:

	Years ended March 31,
	2005	2006	2007
Interest rate	3.53%	4.00%	4.90%
Expected life	4 years	4 years	5 years
Volatility	55.97%	55.74%	35.25%
Expected dividends	1.07%	1.31%	0.98%

Kyocera Wireless Corp. (KWC):

KWC provides key employees with stock options. The options become vested gradually over a four-year period provided participants remain a KWC employee. The exercise price shall not be less than 85% of the fair value of the common stock at the time the option is granted, and the grant has a maximum term of 10 years. Since KWC’s securities are not traded on any stock change, KWC’s Board of Directors is responsible for determining the fair value using reasonable means. KWC may grant options to all key employees for the purchase for up to an aggregate of 3,800 thousand shares of common stock. The issuance of new options under this plan has been suspended as of April 1, 2006.

Activity under the KWC’s stock option plans is summarized as follows:

	Number of Options (in thousands)	Weighted Average Exercise Price	Weighted Average contractual life remaining (years)	Aggregated Intrinsic Value (Yen in millions and U.S. dollars in thousands)
Outstanding at March 31, 2006	2,124	$2.33
Granted	—	—
Exercised	—	—
Expired and cancelled	(585)	2.41

Outstanding at March 31, 2007	1,539	$2.30	5.45	¥(363)	$(3,076)

Exercisable at March 31, 2007	1,253	$2.38	5.45	¥(307)	$(2,602)

Unvested share activity under the KWC’s stock options plans at March 31, 2007 is summarized as follows:

	Number of Options (in thousands)	Weighted Average Grant- Dated Fair Value
Unvested balance at March 31, 2006	669	$0.92
Options granted	—	—
Option forfeited	(149)	1.11
Options vested	(234)	0.87

Unvested balance at March 31, 2007	286	$0.87

At March 31, 2007, ¥36 million ($305 thousand) of total unrecognized compensation costs related to unvested awards is expected to be recognized over the vesting period, approximately four years. The total aggregate fair value of options vested is ¥78 million, ¥76 million and ¥22 million ($186 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively.

The weighted average estimated fair value of the KWC’s stock options granted at grant date was $1.43 and $0.63 per option for the years ended March 31, 2005 and 2006, respectively. The consolidated statement of income includes ¥(25) million and ¥25 million ($212 thousand) in stock based compensation expense for the years ended March 31, 2005 and 2007, respectively.

KWC’s weighted average fair value is estimated at the date of grant using Black Scholes model. KWC estimated volatility by considering historical volatility. The following are significant weighted average assumptions used for estimating the fair value of options issued under the KWC’s stock option plans:

	Years ended March 31,
	2005	2006
Fair value	$1.43	$0.63
Interest rate	3.65%	4.21%
Expected life	5 years	5 years
Volatility	45.00%	45.00%
Expected dividends	—	—

12. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Kyocera’s activities are exposed it to a variety of market risks, including the effects of changes in foreign currency exchange rates and interest rates. Approximately 60% of Kyocera’s revenues are generated from overseas customers, which exposes Kyocera to foreign currency exchange rates fluctuations. These financial exposures are monitored and managed by Kyocera as an integral part of its overall risk management program. Kyocera’s risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

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

Kyocera maintains an interest rate risk management strategy that may use derivative financial instruments, such as interest rate swaps, to minimize significant, unanticipated cash flow fluctuations caused by interest rate volatility.

By using derivative financial instruments to hedge exposures to changes in exchange rates and interest rates, Kyocera became exposed itself to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contracts. When the fair value of a derivative contract is positive, the counterparty owes Kyocera, which creates repayment risk for Kyocera. When the fair value of a derivative contract is negative, Kyocera owes the counterparty and, therefore, it does not possess repayment risk. Kyocera minimizes the credit (or repayment) risk in derivative financial instruments by (1) entering into transactions with creditworthy counterparties, (2) limiting the amount of exposure to each counterparty, and (3) monitoring the financial condition of its counterparties.

Cash Flow Hedges

Kyocera uses certain foreign currency forward contracts designated as cash flow hedges to protect against foreign currency exchange rate risks inherent in its forecasted transactions related to purchase and sales.

        Kyocera charged deferred net gains of ¥30 million and net losses of ¥27 million and ¥8 million ($68 thousand) from accumulated other comprehensive income to foreign currency transaction gains (losses), net in the consolidated statements of income for the years ended March 31, 2005, 2006 and 2007, as a result of the execution of the hedged transactions.

Also, Kyocera uses interest rate swaps mainly to convert a portion of its variable rate debt to fixed rates. Kyocera charged deferred net losses of ¥78 million and ¥23 million ($195 thousand) from accumulated other comprehensive income to income from discontinued operations in the consolidated statements of income for the years ended March 31, 2005 and 2007. Kyocera charged deferred net losses of ¥18 million ($152 thousand) from accumulated other comprehensive income to equity in (losses) earnings of affiliates in the consolidated statement of income for the year ended March 31, 2007.

Kyocera recognized net losses of ¥75 million and net gains of ¥63 million ($534 thousand) in accumulated other comprehensive income at March 31, 2006 and 2007, respectively

Other Derivatives

Kyocera’s main direct foreign export sales and some import purchases are denominated in the customers’ and suppliers’ local currency, principally the U.S. dollar, Euro and STG. Kyocera purchases foreign currency forward contracts with terms normally lasting less than three months to protect against the adverse effects that exchange-rate fluctuations may have on foreign-currency-denominated trade receivables and payables. Kyocera does not adopt hedge accounting for such derivatives. The gains and losses on both the derivatives and the foreign-currency-denominated trade receivables and payables are recorded as foreign currency transaction gains (losses), net in the consolidated statements of income.

The aggregate contract amounts of derivative financial instruments to which hedge accounting is not applied are as follows:

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2006	2007	2007
Foreign currency forward contracts to sell	¥118,911	¥135,227	$1,145,992
Foreign currency forward contracts to purchase	8,572	14,961	126,788
Interest rate swaps	13,000	—	—

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values of financial instruments at March 31, 2006 and 2007 and the methods and assumptions used to estimate the fair value are as follows:

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2006		2007		2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Non-derivatives:
Assets:
Cash and cash equivalents (a)	¥300,809	¥300,809	¥282,208	¥282,208	$2,391,593	$2,391,593
Short-term investments (b)	87,942	87,791	213,495	213,447	1,809,280	1,808,873
Short-term finance receivables (c)	36,940	36,946	—	—	—	—
Securities and other investments (b)	553,377	553,144	690,568	690,527	5,852,271	5,851,924
Long-term finance receivables (c)	77,140	77,164	—	—	—	—

	¥1,056,208	¥1,055,854	¥1,186,271	¥1,186,182	$10,053,144	$10,052,390

Liabilities:
Short-term borrowings (a)	¥(90,865)	¥(90,865)	¥(15,250)	¥(15,250)	$(129,237)	$(129,237)
Current portion of long-term debt (c)	(16,347)	(16,367)	(5,853)	(5,880)	(49,602)	(49,831)
Long-term debt (c)	(33,360)	(33,470)	(7,283)	(7,285)	(61,720)	(61,737)

	¥(140,572)	¥(140,702)	¥(28,386)	¥(28,415)	$(240,559)	$(240,805)

Derivatives:
Foreign currency forward contracts to sell(d)	¥(1,271)	¥(1,271)	¥(1,386)	¥(1,386)	$(11,746)	$(11,746)
Foreign currency forward contracts to purchase (d)	(27)	(27)	70	70	593	593
Interest rate swaps (d)	(511)	(511)	—	—	—	—

At March 31, 2006, both short-term finance receivables and long-term finance receivables in the above do not include investments in direct financing leases.

(a)	The carrying amount approximates fair value because of the short maturity of these instruments.
(b)

The fair value is based on quoted market prices. It was not practicable to estimate the fair value of investments in unlisted common stock because of the lack of the market price and difficulty in estimating fair value without incurring excessive cost, and Kyocera did not identify any events or changes in circumstances that may have had a significant adverse effect on these investments. The aggregated carrying amounts of these investments included in the table at March 31, 2006 and 2007 were ¥2,258 million and ¥2,100 million ($17,797 thousand), respectively.

(c)	The fair value is estimated by discounting cash flows, using current interest rates for instruments with similar terms and remaining maturities.
(d)	The fair value is estimated based on quotes from financial institutions.

14. COMMITMENTS AND CONTINGENCIES

At March 31, 2007, Kyocera had contractual obligations for the acquisition or construction of property, plant and equipment aggregating ¥15,893 million ($134,686 thousand) principally due within one year.

Kyocera is lessee under long-term operating leases primarily for office space and equipment. Rental expenses for operating leases were ¥12,204 million, ¥11,485 million and ¥7,681 million ($65,093 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively.

Future minimum lease commitments under non-cancelable operating leases at March 31, 2007 are as follows:

Years ending March 31,	(Yen in millions and U.S. dollars in thousands)
2008	¥6,346	$53,780
2009	4,126	34,966
2010	2,997	25,398
2011	2,370	20,085
2012	1,771	15,008
2013 and thereafter	5,270	44,661

	¥22,880	$193,898

Kyocera has entered into material supply agreements for a significant portion of their anticipated material used in its operations. Under those agreements, during the year ended March 31, 2007, Kyocera purchased ¥2,414 million ($20,458 thousand) and is obligated to purchase ¥106,938 million ($906,254 thousand) in total by the end of December 2018.

Kyocera guarantees the debt of employees, customers, an investee and an unconsolidated subsidiary. At March 31, 2007, the total amount of these guarantees was ¥850 million ($7,203 thousand). The financial guarantees are made in the form of commitments and letters of awareness issued to financial institutions and generally obligate Kyocera to make payments in the event of default by the borrowers. Kyocera also guarantees the leasing debts of customers of the Information Equipment Group. At March 31, 2007, the amount of such guarantee was ¥180 million ($1,525 thousand).

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

On March 28, 2005, Kyocera Corporation received a notice of tax assessment based on transfer pricing adjustments from the Osaka Regional Tax Bureau stating that, in the Bureau’s judgment, allocation of profit earned from transfers of products between Kyocera Corporation and its overseas subsidiaries was not appropriate for the five years from the year ended March 31, 1999 through the year ended March 31, 2003. The notice indicated that income should be adjusted upwards ¥24,394 million and that resultant additional taxes, including local taxes, etc., amounted to ¥12,748 million, which Kyocera had recognized as current income taxes in its consolidated statement of income for the year ended March 31, 2005. On May 24, 2005, Kyocera Corporation filed a complaint against tax assessment based on transfer pricing adjustments with the Osaka Regional Tax Bureau.

On September 25, 2006, Kyocera Corporation received decision letter from the Bureau that voided a portion of the original assessment. In accordance with this decision, ¥4,305 million ($36,483 thousand) of tax refunds, including local taxes, was recognized in current income taxes in fiscal 2007. Kyocera Corporation remains in disagreement with the decision concerning the portion of the original assessment that was not voided, and therefore, on October 23,2006, Kyocera submitted a written claim for examination with the Osaka Board of Tax Appeals. Furthermore, with the objective of avoiding duplicate taxation within Kyocera Group, a notice stating mutual agreement with the United States was submitted to the National Tax Agency on December 26, 2006.

15. STOCKHOLDERS’ EQUITY

Under the Company Law of Japan (the “Company Law”), the entire amount paid in for the shares is principally required to be capitalized as stated capital, although Kyocera Corporation may, by resolution of its Board of Directors, capitalize an amount not exceeding one-half of the amount paid in for the shares as additional paid-in capital.

The Company Law requires a domestic company to appropriate as legal reserve or additional paid-in capital, an amount equal to 10% of the amount paid out for dividends until the sum of the legal reserve and the additional paid-in capital equals 25% of its stated capital. The legal reserve and additional paid-in capital, which could be decreased due to stockholder actions, may be transferred to stated capital or used to reduce a deficit principally. The appropriated legal reserve at March 31, 2007 included in retained earnings was ¥18,873 million ($ 159,941 thousand).

The Company Law does not permit any payment of dividends in connection with the repurchased treasury stock. At March 31,2007, Kyocera Corporation reserved ¥21,855 million ($185,212 thousand) of treasury stock repurchased mainly for stock options, which are restricted as to the payment of cash dividends. The amount of statutory retained earnings of Kyocera Corporation available for the payment of dividends to stockholders at March 31, 2007 was ¥649,412 million ($5,503,492 thousand).

The accompanying consolidated financial statements do not include any provision for the dividend of ¥60 ($0.51) per share aggregating ¥11,319 million ($95,924 thousand) payable on June 28, 2007 which was approved by the stockholders at the meeting held on June 27, 2007.

Kyocera’s equity in retained earnings or deficits of affiliates and unconsolidated subsidiaries accounted for by the equity method of accounting aggregating ¥ (13,373 million) ($(113,331 thousand)) at March 31, 2007 was included in retained earnings.

Changes in accumulated other comprehensive income are as follows:

	(Yen in millions and U.S. dollars in thousands)
	Foreign Currency Translation Adjustments	Pension Adjustments	Minimum Pension Liability Adjustments	Net Unrealized Gains on Securities	Net Unrealized Gains (Losses) on Derivative Financial Instruments	Total Accumulated Other Comprehensive Income
Balance at March 31, 2004	¥(35,670)	¥—	¥(1,477)	¥59,241	¥(48)	¥22,046
Net change for the year	6,704	—	(152)	(16,780)	21	(10,207)

Balance at March 31, 2005	(28,966)	—	(1,629)	42,461	(27)	11,839
Net change for the year	21,396	—	(428)	40,188	(48)	61,108

Balance at March 31, 2006	(7,570)	—	(2,057)	82,649	(75)	72,947
Net change for the year	10,474	—	(82)	102,021	138	112,551
Adjustment for initially applying SFAS No.158	—	15,419	2,139	—	—	17,558

Balance at March 31, 2007	¥2,904	¥15,419	¥—	¥184,670	¥63	¥203,056

Balance at March 31, 2006	$(64,153)	$—	$(17,432)	$700,415	$(635)	$618,195
Net change for the year	88,763	—	(695)	864,585	1,169	953,822
Adjustment for initially applying SFAS No.158	—	130,670	18,127	—	—	148,797

Balance at March 31, 2007	$24,610	$130,670	$—	$1,565,000	$534	$1,720,814

16. INCOME TAXES

Income from continuing operations before income taxes and minority interests and income taxes for the years ended March 31, 2005, 2006 and 2007 are made up of the following components:

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,
	2005	2006	2007	2007
Income from continuing operations before income taxes and minority interests:
Domestic	¥89,673	¥93,078	¥102,048	$864,813
Foreign	14,340	24,159	54,492	461,797

Total income from continuing operations before income taxes and minority interests	¥104,013	¥117,237	¥156,540	$1,326,610

Income taxes:
Current income taxes:
Domestic	¥47,400	¥39,025	¥41,227	$349,382
Foreign	5,206	7,215	12,538	106,254

Total current income taxes	52,606	46,240	53,765	455,636

Deferred income taxes:
Domestic	(723)	(1,202)	(4,479)	(37,958)
Foreign	6,331	1,722	(399)	(3,381)

Total deferred income taxes	5,608	520	(4,878)	(41,339)

Total income taxes	¥58,214	¥46,760	¥48,887	$414,297

In Japan, a company is subject to a number of taxes, based on income, which in the aggregate indicate normal statutory income tax rates for the years ended March 31, 2005, 2006 and 2007 of approximately 41.0%.

Reconciliations between the Japanese statutory income tax rate and Kyocera’s effective tax rate for the years ended March 31, 2005, 2006 and 2007 are as follows:

	Years ended March 31,
	2005	2006	2007
Japanese statutory tax rate	41.0%	41.0%	41.0%
Difference in statutory tax rates of foreign subsidiaries	(4.1)	(2.8)	(4.6)
Change in valuation allowance	9.8	5.8	0.0
Tax credit for research and development expenses	(2.3)	(3.6)	(3.3)
Tax refunds related to transfer pricing adjustments (Note 14)	—	—	(2.8)
Adjustments of transfer pricing (Note 14)	12.3	—	—
Other	(0.7)	(0.5)	0.9

Effective income tax rate	56.0%	39.9%	31.2%

The components of the deferred tax assets and deferred tax liabilities at March 31, 2006 and 2007 are as follows:

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2006	2007	2007
Deferred tax assets:
Enterprise tax	¥2,162	¥2,521	$21,364
Inventories	19,228	22,358	189,475
Allowance for doubtful accounts	2,851	1,972	16,712
Accrued expenses	7,478	9,178	77,780
Employee benefits	20,825	18,774	159,102
Depreciation and amortization	28,244	31,165	264,110
Securities	2,390	2,194	18,593
Net operating losses and tax credit carry forwards	31,378	32,500	275,424
Liquidation of a foreign subsidiary	3,479	3,800	32,203
Other	6,456	4,817	40,822

Total gross deferred tax assets	124,491	129,279	1,095,585
Valuation allowance	(42,149)	(42,124)	(356,983)

Net deferred tax assets	¥82,342	¥87,155	$738,602

Deferred tax liabilities:
Depreciation and amortization	¥3,496	¥2,566	$21,746
Deduction of foreign branch losses	5,670	5,474	46,390
Securities	143,734	214,900	1,821,186
Prepaid benefit cost	269	10,946	92,763
Other	973	2,968	25,153

Total deferred tax liabilities	¥154,142	¥236,854	$2,007,238

Net deferred tax liabilities	¥(71,800)	¥(149,699)	$(1,268,636)

Net deferred tax assets and liabilities at March 31, 2006 and 2007 are reflected in the consolidated balance sheets under the following captions.

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2006	2007	2007
Deferred income taxes - current assets	¥40,411	¥45,390	$384,661
Other assets	13,504	12,024	101,898
Other current liabilities	(29)	(255)	(2,161)
Deferred income taxes - non-current liabilities	(125,686)	(206,858)	(1,753,034)

Net deferred tax liabilities	¥(71,800)	¥(149,699)	$(1,268,636)

At March 31, 2007, Kyocera had net operating losses carried forward of approximately ¥ 89,177 million ($755,737 thousand), which are available to offset future taxable income. Of these net operating losses carried forward, the amount of ¥20,429 million ($173,127 thousand) recorded at domestic subsidiaries will expire within next seven years, and the amount of approximately ¥16,615 million ($140,805 thousand) recorded at U.S. subsidiaries will expire within next twenty years. Certain other foreign subsidiaries have net operating losses carried forward totaling approximately ¥52,133 million ($441,805 thousand) of which most have no expiration date.

Kyocera intends to reinvest certain undistributed earnings of foreign subsidiaries for an indefinite period of time. Therefore, no deferred tax liabilities have been provided on undistributed earnings of these subsidiaries, which are not expected to be remitted in the foreseeable future. Kyocera estimates that this unrecognized deferred tax liability amount are ¥17,862 million ($151,373 thousand) at March 31, 2007. The undistributed earnings of these subsidiaries are ¥172,320 million ($1,460,339 thousand) at March 31, 2007.

Total gross deferred tax assets at March 31, 2006 and 2007 were reduced by valuation allowances of ¥42,149 million and ¥42,124 million ($356,983 thousand), respectively. The total valuation allowance for the year ended March 31, 2007 decreased by ¥25 million ($212 thousand).

17. SUPPLEMENTAL EXPENSE INFORMATION

Research and development expenses for the years ended March 31, 2005, 2006 and 2007 amounted to ¥54,398 million, ¥57,436 million and ¥61,100 million ($517,797 thousand), respectively.

Advertising expenses for the years ended March 31, 2005, 2006 and 2007 amounted to ¥13,914 million, ¥10,840 million and ¥11,845 million ($100,381 thousand), respectively.

Shipping and handling costs for the years ended March 31, 2005, 2006 and 2007 amounted to ¥12,914 million, ¥13,984 million and ¥15,945 million ($135,127 thousand), respectively, and were included in selling, general and administrative expenses in the Consolidated Statements of Income.

18. SEGMENT REPORTING

Kyocera manufactures and sells a highly diversified range of products, including components involving fine ceramic technologies and applied ceramic products, telecommunications and information equipment and optical instruments, etc. Main products or businesses of each reporting segment are as follows:

(Fine Ceramic Parts Group)

Information & Telecommunication Components

Sapphire Substrates

Components for Semiconductor Processing Equipment

Components for LCD Fabrication Equipment

Automotive Components

ITS-related Components

Ceramic Components for General Industrial Equipment

(Semiconductor Parts Group)

Surface Mount Device (SMD) Ceramic Packages

CCD/CMOS Sensor Ceramic Packages

LSI Ceramic Packages

Wireless Communication Device Packages

Optical Communication Device Packages and Components

Organic Multilayer Packages and Substrates

(Applied Ceramic Products Group)

Residential and Industrial Solar Power Generating Systems

Solar Cells and Modules

Cutting Tools

Printed Circuit Board Micro Drills

Jewelry

Applied Ceramic Related Products

Dental and Medical Implants

(Electronic Device Group)

Ceramic Capacitors

Tantalum Capacitors

Timing Devices (Temperature Compensated Crystal Oscillators (TCXOs), Ceramic Resonators, Crystal Units)

RF Modules

Surface Acoustic Wave (SAW) Filters

Connectors

Thermal Printheads

LED Printheads

Amorphous Silicon Drums

Liquid Crystal Displays

(Telecommunications Equipment Group)

CDMA Mobile Phone Handsets

Personal Handy Phone System (PHS) Related Products (PHS Mobile

Phone Handsets, PHS Base Stations, High Speed Wireless Data

Transmission Systems)

(Information Equipment Group)

ECOSYS Printers

Copying Machines

Multifunctional Systems

(Optical Equipment Group)

Optical Modules and Lenses

(Others)

Chemical Materials for Electronic Components

Electrical Insulators

Synthetic Resin Molded Parts

Telecommunication Engineering Business

Information and Communication Technology Business

Management Consulting Business

Hotel Business

Realty Development Business

Insurance Agent and Travel Agent Business

Kyocera Corporation sold its shares of KLC, a subsidiary engaged in financing services included in “Others.” As a result, business results and profit on sale of its shares of KLC for the year ended March 31, 2007 have been recorded as income from discontinued operations. Additionally, commencing for the year ended March 31, 2007, results of Precision Machine Division of Kyocera Corporation, previously included within “Corporate,” has been reclassified into “Others.” Accordingly, reported results of related segments for the years ended March 31, 2005 and 2006 have been reclassified.

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

Kyocera’s sales to KDDI and its consolidated subsidiaries, which are mainly recorded at the Telecommunications Equipment group, for the years ended March 31, 2005, 2006 and 2007 comprised of 7.6%, 8.1% and 9.6% to consolidated net sales, respectively.

Information by reporting segment at and for the years ended March 31, 2005, 2006 and 2007 is summarized on the following page:

Reporting segments

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,
	2005	2006	2007	2007
Net sales:
Fine Ceramic Parts Group	¥73,711	¥69,373	¥81,326	$689,203
Semiconductor Parts Group	127,960	135,299	152,292	1,290,610
Applied Ceramic Products Group	93,879	117,555	131,103	1,111,042
Electronic Device Group	262,997	259,592	286,156	2,425,051
Telecommunications Equipment Group	250,918	229,035	251,183	2,128,670
Information Equipment Group	241,145	249,381	268,781	2,277,805
Optical Equipment Group	35,776	14,947	11,704	99,187
Others	110,595	117,409	125,656	1,064,881
Adjustments and eliminations	(23,321)	(19,047)	(24,304)	(205,966)

	¥1,173,660	¥1,173,544	¥1,283,897	$10,880,483

Operating profit:
Fine Ceramic Parts Group	¥11,535	¥11,014	¥15,677	$132,856
Semiconductor Parts Group	17,550	17,742	22,210	188,220
Applied Ceramic Products Group	17,129	21,876	22,334	189,271
Electronic Device Group	35,406	27,170	44,487	377,009
Telecommunications Equipment Group	(14,918)	(1,706)	291	2,466
Information Equipment Group	36,186	26,412	33,970	287,881
Optical Equipment Group	(15,387)	(5,774)	(1,895)	(16,059)
Others	9,705	8,983	8,776	74,373

	97,206	105,717	145,850	1,236,017
Corporate	8,480	12,785	8,569	72,618
Equity in (losses) earnings of affiliates and unconsolidated subsidiaries	(1,678)	(1,216)	2,621	22,212
Adjustments and eliminations	5	(49)	(500)	(4,237)

Income from continuing operations before income taxes and minority interests	¥104,013	¥117,237	¥156,540	$1,326,610

Depreciation and amortization:
Fine Ceramic Parts Group	¥4,320	¥4,126	¥4,500	$38,135
Semiconductor Parts Group	8,922	10,623	12,533	106,212
Applied Ceramic Products Group	4,645	7,167	8,097	68,619
Electronic Device Group	21,723	21,202	21,537	182,517
Telecommunications Equipment Group	8,101	8,692	9,075	76,907
Information Equipment Group	8,953	12,641	16,326	138,356
Optical Equipment Group	2,909	1,635	655	5,551
Others	4,197	3,989	6,764	57,322
Corporate	2,039	2,996	2,575	21,822

	¥65,809	¥73,071	¥82,062	$695,441

*	Depreciation and amortization of KLC amounted to ¥100 million, ¥115 million and ¥120 million ($1,017 thousand) for the years ended March 31, 2005, 2006 and 2007 respectively, are no longer included in the above table since the result of operations of KLC are reported as discontinued operations. Therefore, the total amounts of depreciation and amortization in the above table differ from the depreciation and amortization reported in the statements of cash flows.

Reporting segments

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,
	2005	2006	2007	2007
Write-down of inventories:
Fine Ceramic Parts Group	¥14	¥14	¥54	$458
Semiconductor Parts Group	45	382	1,848	15,661
Applied Ceramic Products Group	312	1,176	1,283	10,873
Electronic Device Group	598	385	670	5,678
Telecommunications Equipment Group	4,053	4,184	5,208	44,135
Information Equipment Group	1,583	2,079	1,791	15,178
Optical Equipment Group	3,793	194	464	3,932
Others	7	32	10	85
Corporate	—	—	—	—

	¥10,405	¥8,446	¥11,328	$96,000

Capital expenditures:
Fine Ceramic Parts Group	¥4,394	¥4,182	¥7,447	$63,110
Semiconductor Parts Group	7,111	24,136	11,432	96,881
Applied Ceramic Products Group	7,584	14,545	7,330	62,119
Electronic Device Group	19,453	21,562	19,812	167,898
Telecommunications Equipment Group	5,170	2,639	3,800	32,203
Information Equipment Group	11,751	12,389	11,962	101,373
Optical Equipment Group	2,248	199	322	2,729
Others	2,387	5,654	5,452	46,204
Corporate	3,062	3,554	2,339	19,822

	¥63,160	¥88,860	¥69,896	$592,339

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2005	2006	2007	2007
Assets:
Fine Ceramic Parts Group	¥43,414	¥43,822	¥54,860	$464,915
Semiconductor Parts Group	79,711	103,302	106,359	901,348
Applied Ceramic Products Group	85,595	112,422	125,266	1,061,576
Electronic Device Group	357,797	383,150	412,979	3,499,822
Telecommunications Equipment Group	98,877	87,343	92,584	784,610
Information Equipment Group	178,596	185,362	207,862	1,761,542
Optical Equipment Group	31,338	16,211	11,934	101,136
Others	218,423	243,166	121,150	1,026,695

	1,093,751	1,174,778	1,132,994	9,601,644
Corporate	682,725	815,833	1,056,646	8,954,627
Investments in and advances to affiliates and unconsolidated subsidiaries	30,623	7,355	10,093	85,534
Adjustments and eliminations	(61,580)	(66,444)	(69,269)	(587,025)

Total assets	¥1,745,519	¥1,931,522	¥2,130,464	$18,054,780

Information for revenue from external customers by destination and long-lived assets based on physical location as of and for the years ended March 31,2005, 2006 and 2007 are summarized as follows:

Geographic segments

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,
	2005	2006	2007	2007
Net sales:
Japan	¥465,422	¥467,035	¥496,959	$4,211,517
United States of America	248,333	253,696	274,361	2,325,093
Asia	203,848	198,731	216,663	1,836,127
Europe	175,850	184,351	210,726	1,785,814
Others	80,207	69,731	85,188	721,932

	¥1,173,660	¥1,173,544	¥1,283,897	$10,880,483

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2005	2006	2007	2007
Long-lived assets:
Japan	¥212,291	¥251,555	¥235,325	$1,994,280
United States of America	35,712	36,248	36,777	311,669
Asia	31,070	37,308	42,204	357,661
Europe	23,269	22,344	24,398	206,763
Others	3,294	3,711	4,635	39,280

	¥305,636	¥351,166	¥343,339	$2,909,653

There are no individually material countries with respect to revenue from external customers and long-lived assets in Asia, Europe and Others.

19. EARNINGS PER SHARE

A reconciliation of the numerators and the denominators of basic and diluted earnings per share computations is as follows:

	(Yen in millions and U.S. dollars in thousands except per share amounts)
	Years ended March 31,
	2005	2006	2007	2007
Income from continuing operations	¥42,657	¥66,088	¥101,329	$858,720
Income from discontinued operations	3,251	3,608	5,175	43,856
Net income	45,908	69,696	106,504	902,576

Basic earnings per share:
Income from continuing operations	227.52	352.44	538.52	4.56
Income from discontinued operations	17.34	19.24	27.51	0.24
Net income	244.86	371.68	566.03	4.80
Diluted earnings per share:
Income from continuing operations	227.47	352.21	537.35	4.55
Income from discontinued operations	17.34	19.22	27.44	0.24
Net income	244.81	371.43	564.79	4.79

	(shares in thousands)
	Years ended March 31,
	2005	2006	2007
Basic weighted average number of shares outstanding	187,489	187,514	188,160
Dilutive effect of stock options	39	126	413

Diluted weighted average number of shares outstanding	187,528	187,640	188,573

20. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental information related to the Consolidated Statements of Cash Flows is as follows:

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,
	2005	2006	2007	2007
Cash paid during the year:
Interest	¥2,331	¥1,933	¥1,603	$13,585
Income taxes	40,055	53,037	52,847	447,856
Acquisitions of businesses:
Fair value of assets acquired	¥8,478	¥65	¥1,151	$9,754
Fair value of liabilities assumed	(2,683)	(45)	(333)	(2,822)
Minority Interests	(2,440)	(8)	—	—
Cash acquired	(561)	(15)	(62)	(525)

	¥2,794	¥(3)	¥756	$6,407

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

For the years ended March 31, 2005, 2006 and 2007

	Yen in millions
Column A	Column B	Column C		Column D	Column E
		Additions
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged (Credited) to other Accounts (A)	Deductions (B)	Balance at End of Period
For the year ended March 31, 2005:
Allowance for doubtful accounts	¥42,792	¥548	¥109	¥(22,410)	¥21,039
Allowance for sales returns	4,408	8,473	58	(9,040)	3,899

Total	¥47,200	¥9,021	¥167	¥(31,450)	¥24,938

For the year ended March 31, 2006:
Allowance for doubtful accounts	¥21,039	¥696	¥388	¥(9,939)	¥12,184
Allowance for sales returns	3,899	7,039	364	(7,590)	3,712

Total	¥24,938	¥7,735	¥752	¥(17,529)	¥15,896

For the year ended March 31, 2007:
Allowance for doubtful accounts	¥12,184	¥804	¥(4,802)	¥(3,204)	¥4,982
Allowance for sales returns	3,712	7,811	65	(8,499)	3,089

Total	¥15,896	¥8,615	¥(4,737)	¥(11,703)	¥8,071

(A)	Foreign currency translation adjustments, beginning balance of newly consolidated subsidiaries and the decrease by the sale of Kyocera Leasing Co., Ltd.

(B)	Charge-offs

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Kyocera certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kyocera Corporation
(Company)

By	/s/ Shoichi Aoki
Shoichi Aoki
Executive Officer General Manager of Corporate Financial & Accounting Group

July 4, 2007

INDEX OF EXHIBITS

Exhibit Number	Description

1.1	Articles of Incorporation (English translation) (incorporated by reference to the Registrant’s annual report on Form 20-F filed on June 29, 2006)

1.2	Share Handling Regulations of the Registrant (English translation) (incorporated by reference to the Registrant’s annual report on Form 20-F filed on June 29, 2006)

1.3	Regulations of the Board of Directors of the Registrant (English translation) (incorporated by reference to the Registrant’s annual report on Form 20-F filed on June 29, 2006)

1.4	Regulations of the Board of Corporate Auditors of the Registrant (English translation)

2.1	Specimen common stock certificate of the Registrant (incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 24, 2001)

2.2	Deposit Agreement, dated as of June 29, 1998 among Kyocera Corporation, Citibank N.A. as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt, as amended by Amendment No.1 thereto, dated as of January 5, 1999 (incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 24, 2001)

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

11.1	Code of Ethics

12.1	Certification of the principal executive officer of the Registrant required by Rule 13a-14(a)

12.2	Certification of the principal financial officer of the Registrant required by Rule 13a-14(a)

13.1	Certification of the principal executive officer of the Registrant required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of the principal financial officer of the Registrant required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Consent of PricewaterhouseCoopers with respect to its report on the audit of the financial statements included in this Form 20-F