Form 20-F/A
period 2007-03-31
KYOCERA CORP
filed 2007-10-05
CIK 57083

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F/A

(Amendment No. 1)

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

Explanatory Note

On July 5, 2007, Kyocera filed with the Securities and Exchange Commission its annual report on Form 20-F for the year ended March 31, 2007 (the “Original Form 20-F”), which included its consolidated balance sheets as of March 31, 2006 and 2007 and its consolidated statements of income, shareholders’ equity and cash flows for the years ended March 31, 2005, 2006 and 2007 together with the report of MISUZU PricewaterhouseCoopers. On June 27, 2007, Kyocera appointed Kyoto Audit Corporation as its accounting auditor under the Corporation Act of Japan and as its independent registered accounting firm for purposes of its consolidated financial statements filed with the Securities and Exchange Commission. Kyocera is filing this Form 20-F/A (Amendment No. 1) to re-file its consolidated financial statements for the year ended March 31, 2007 together with the report of Kyoto Audit Corporation thereon. The consolidated financial statements being re-filed with this Form 20-F/A (Amendment No. 1) are in all other respects identical to those previously filed as part of the Original Form 20-F and do not reflect any subsequent information or events other than the re-filing of the consolidated financial statements and audit report of Kyoto Audit Corporation thereon. This Form 20-F/A (Amendment No. 1) also includes a report of Kyoto Audit Corporation with respect to the evaluation by Kyocera’s management of the effectiveness of Kyocera’s internal control over financial reporting as of March 31, 2007.

There are no further changes to the Original Form 20-F. All information in this Form 20-F/A (Amendment No. 1) is as of July 5, 2007 and does not reflect any subsequent information or events other than the re-filing of the consolidated financial statements and audit report of Kyoto Audit Corporation thereon and the inclusion of the report of Kyoto Audit Corporation with respect to the evaluation by Kyocera’s management of the effectiveness of Kyocera’s internal control over financial reporting referred to above.

1

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

Kyocera’s management, with the participation of its principal executive and principal financial officers, evaluated the effectiveness of Kyocera’s internal control over financial reporting using the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, Kyocera’s management concluded that Kyocera’s internal control over financial reporting was effective as of March 31, 2007. Kyocera’s independent registered public accounting firm, Kyoto Audit Corporation, has issued an audit report on management’s assessment of the company’s internal control over financial reporting, which appears on page F-1 of this Form 20-F/A (Amendment No. 1).

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

2

Item 18. Financial Statements

The information required by this item is set forth beginning on page F-1 of this Form 20-F/A (Amendment No. 1).

3

Item 19. Exhibits

Exhibit Number	Description
1.1	Articles of Incorporation (English translation) (incorporated by reference to the Registrant’s annual report on Form 20-F filed on June 29, 2006)

1.2	Share Handling Regulations of the Registrant (English translation) (incorporated by reference to the Registrant’s annual report on Form 20-F filed on June 29, 2006)

1.3	Regulations of the Board of Directors of the Registrant (English translation) (incorporated by reference to the Registrant’s annual report on Form 20-F filed on June 29, 2006)

1.4	Regulations of the Board of Corporate Auditors of the Registrant (English translation) (incorporated by reference to the Registrant’s annual report on Form 20-F filed on July 5, 2007)

2.1	Specimen common stock certificate of the Registrant (incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 24, 2001)

2.2	Deposit Agreement, dated as of June 29, 1998 among Kyocera Corporation, Citibank N.A. as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt, as amended by Amendment No.1 thereto, dated as of January 5, 1999 (incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 24, 2001)

8.1	List of Significant Subsidiaries (incorporated by reference to the Registrant’s annual report on Form 20-F filed on July 5, 2007)

11.1	Code of Ethics (incorporated by reference to the Registrant’s annual report on Form 20-F filed on July 5, 2007)

12.1	Certification of the principal executive officer of the Registrant required by Rule 13a-14(a)

12.2	Certification of the principal financial officer of the Registrant required by Rule 13a-14(a)

13.1	Certification of the principal executive officer of the Registrant required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of the principal financial officer of the Registrant required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Consent of Kyoto Audit Corporation with respect to its report on the audit of the financial statements included in this Form 20-F/A

Kyocera has not included as exhibits certain instruments with respect to its long-term debt, the amount of debt authorized under each of which does not exceed 10% of its total assets, and it agrees to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

4

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

Consolidated financial statements

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Kyocera Corporation and its consolidated subsidiaries (“Kyocera”) at March 31, 2006 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of Kyocera’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

/s/ Kyoto Audit Corporation

Kyoto Audit Corporation
Kyoto, Japan
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

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Kyocera certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kyocera Corporation
(Company)

By	/s/ Shoichi Aoki
Shoichi Aoki
Executive Officer General Manager of Corporate Financial & Accounting Group

October 5, 2007

INDEX OF EXHIBITS

Description

1.1	Articles of Incorporation (English translation) (incorporated by reference to the Registrant’s annual report on Form 20-F filed on June 29, 2006)

1.2	Share Handling Regulations of the Registrant (English translation) (incorporated by reference to the Registrant’s annual report on Form 20-F filed on June 29, 2006)

1.3	Regulations of the Board of Directors of the Registrant (English translation) (incorporated by reference to the Registrant’s annual report on Form 20-F filed on June 29, 2006)

1.4	Regulations of the Board of Corporate Auditors of the Registrant (English translation) (incorporated by reference to the Registrant’s annual report on Form 20-F filed on July 5, 2007)

2.1	Specimen common stock certificate of the Registrant (incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 24, 2001)

2.2	Deposit Agreement, dated as of June 29, 1998 among Kyocera Corporation, Citibank N.A. as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt, as amended by Amendment No.1 thereto, dated as of January 5, 1999 (incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 24, 2001)

8.1	List of Significant Subsidiaries (incorporated by reference to the Registrant’s annual report on Form 20-F filed on July 5, 2007)

11.1	Code of Ethics (incorporated by reference to the Registrant’s annual report on Form 20-F filed on July 5, 2007)

12.1	Certification of the principal executive officer of the Registrant required by Rule 13a-14(a)

12.2	Certification of the principal financial officer of the Registrant required by Rule 13a-14(a)

13.1	Certification of the principal executive officer of the Registrant required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of the principal financial officer of the Registrant required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Consent of Kyoto Audit Corporation with respect to its report on the audit of the financial statements included in this Form 20-F/A