Form 20-F
period 2008-03-31
KYOCERA CORP
filed 2008-06-30
CIK 57083

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2008

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

Shoich Aoki, +81-75-604-3632, shoichi.aoki.xm@kyocera.jp, +81-75-604-3557,

6, Takeda, Tobadono-cho, Fushimi-ku, Kyoto 612-8501, Japan

(Name, Telephone, E-mail and/Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange On Which Registered
Common Stock (Shares)*	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of March 31, 2008, 189,454,171 shares of common stock were outstanding, comprised of 181,244,116 Shares and 8,210,055 American Depositary Shares (equivalent to 8,210,055 Shares).

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

Large accelerated filer  ☒                     Accelerated filer  ☐                     Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐    Other   ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

*	Not for trading, but only in connection with the registration of the American Depositary Shares, each representing one share of Common Stock.

Cautionary Statement Regarding Forward-Looking Statements

This annual report on Form 20-F contains “forward-looking statements” within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934. To the extent that statements in this annual report on Form 20-F do not relate strictly to historical or current facts, they may constitute forward-looking statements. These forward-looking statements are based upon our current assumptions and beliefs in the light of the information currently available to us, but involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause our actual actions or results to differ materially from those discussed in or implied by the forward-looking statements. We undertake no obligation to publicly update any forward-looking statement after the date of this annual report on Form 20-F, but investors are advised to consult any further disclosures by us in our subsequent filings pursuant to the U.S. Securities Exchange Act of 1934.

Important risks, uncertainties and other factors that may cause our actual results to differ materially from our expectations are generally set forth in Item 3.D “Risk Factors” of this annual report on Form 20-F and include, without limitation:

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

and other risks discussed under Item 3.D “Risk Factors” and elsewhere in this annual report on Form 20-F.

Presentation of Certain Information

As used in this annual report on Form 20-F, references to “Kyocera,” “we,” “our” and “us” are to Kyocera Corporation and, except as the context otherwise requires, its consolidated subsidiaries.

Also, as used in this annual report on Form 20-F:

•	“U.S. dollar” or “$” means the lawful currency of the United States of America, “yen” or “¥” means the lawful currency of Japan and “Euro” means the lawful currency of the European Union.

•	“U.S. GAAP” means accounting principles generally accepted in the United States of America, and “Japanese GAAP” means accounting principles generally accepted in Japan.

•	“ADS” means an America Depositary Share, each representing one share of Kyocera’s common stock, and “ADR” means an American Depositary Receipt evidencing ADSs.

•	“fiscal 2008” refers to Kyocera’s fiscal year ended March 31, 2008, and other fiscal years are referred to in a corresponding manner.

•

Unless otherwise indicated, we have translated the yen amounts for the year ended March 31, 2008, as of March 31, 2008 and thereafter presented in this annual report on Form 20-F into U.S. dollars solely for your convenience. The rate we used for such translations was ¥100.00 = $1.00, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2008, rounded to the nearest yen. These translations do not imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

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

You should read the U.S. GAAP selected consolidated financial data set forth below together with Item 5 “Operating and Financial Review and Prospects” and Kyocera’s Consolidated Financial Statements included in this annual report on Form 20-F.

	2004	2005	2006	2007	2008	2008
	(Yen in millions, U.S. dollars and shares in thousands, except per share amounts)
For the years ended March 31:
Net sales	¥1,132,696	¥1,173,660	¥1,173,544	¥1,283,897	¥1,290,436	$12,904,360
Profit from operations	104,810	97,660	99,695	135,102	152,420	1,524,200
Income from continuing operations	63,357	42,657	66,088	101,329	107,244	1,072,440
Net income	68,086	45,908	69,696	106,504	107,244	1,072,440

Earnings per share:
Income from continuing operations:
Basic	¥339.46	¥227.52	¥352.44	¥538.52	¥566.58	$5.67
Diluted	339.45	227.47	352.21	537.35	565.80	5.66
Net income:
Basic	364.79	244.86	371.68	566.03	566.58	5.67
Diluted	364.78	244.81	371.43	564.79	565.80	5.66
Weighted average number of shares outstanding:
Basic	186,643	187,489	187,514	188,160	189,283
Diluted	186,649	187,528	187,640	188,573	189,544

Cash dividends declared per share:
Per share of common stock	¥60	¥80	¥100	¥110	¥120
Per share of common stock*	$0.55	$0.74	$0.84	$0.91	$1.10

At March 31:
Total assets	¥1,794,758	¥1,745,519	¥1,931,522	¥2,130,464	¥1,976,746	$19,767,460
Long-term debt	70,608	33,557	33,360	7,283	8,298	82,980
Common stock	115,703	115,703	115,703	115,703	115,703	1,157,030
Stockholders’ equity	1,150,453	1,174,851	1,289,077	1,514,560	1,451,165	14,511,650
Depreciation	¥60,745	¥58,699	¥62,942	¥70,155	¥75,630	$756,300
Capital expenditures	¥54,901	¥63,160	¥88,860	¥69,896	¥85,101	$851,010

*	Translated into U.S. dollars based on the exchange rates at each payment date.

Note: Kyocera sold all of its shares in Kyocera Leasing Co., Ltd., a subsidiary engaged in financing services; as a result, business results and profit on sale for Kyocera Leasing Co., Ltd. for fiscal 2007 have been recorded as income from discontinued operations in conformity with Statement of Financial Accounting Standards No.144, “Accounting for the impairment or disposal of Long-Lived Assets.” Figures for fiscal 2004, 2005 and 2006 have been retrospectively reclassified for comparative purposes.

The following table shows the exchange rates for Japanese yen per $1.00 based upon the noon buying rate in New York City for cash transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

For the years ended March 31,	High	Low	Average	Period-end
2004	120.55	104.18	112.75	104.18
2005	114.30	102.26	107.49	107.22
2006	120.93	104.41	113.15	117.48
2007	121.81	110.07	116.92	117.56
2008	124.09	96.88	114.31	99.85
For most recent 6 months
December 2007	114.45	109.68	112.45	111.71
January 2008	109.70	105.42	107.82	106.74
February 2008	108.15	104.19	107.03	104.19
March 2008	103.99	96.88	100.76	99.85
April 2008	104.56	100.87	102.68	104.53
May 2008	105.52	103.01	104.36	105.46

The noon buying rate for Japanese yen on June 27, 2008 was $1.00 = ¥106.28

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

You should carefully read the risks described below before making an investment decision.

(1) The Japanese or global economy may significantly reduce demand for Kyocera’s products

In fiscal 2009, fears of a business slowdown are arising in the Japanese economy as a result of slumping demands in Japan such as housing investment, and rising energy and raw material prices. Furthermore, heightened fears of global economic deceleration are leading to growing concerns of a subsequent slowdown in demand for consumer equipment. As a result, the outlook for components demand has become increasingly uncertain. Kyocera is substantially dependent for its growth on parallel growth in the markets for semiconductors, mobile phone handsets and personal computer (PC) related equipment. These markets are adversely affected by demand in the electronics industry, which includes digital consumer equipment, and by sluggish consumer spending brought by economic recession.

(2) Unexpected changes in economic, political and legal conditions in China, in which Kyocera is becoming increasingly active, may have an adverse effect on Kyocera’s business

Based on its expectation that the Chinese markets for telecommunication information related products, including electronic components, mobile phone handsets, PCs and PC peripherals will continue to grow continuously, Kyocera has been making substantial investments in new production and marketing facilities in China. Kyocera now has principal production facilities located in Shanghai, Dongguan, and Tianjin, and plans to make additional investments to increase production capacity at these sites and to concurrently increase its marketing and distribution capabilities in China. Although the Chinese economy has been growing at a rapid rate in recent years, and the central government has been increasingly utilizing market forces as opposed to central economic planning, growth has been uneven among various regions of the country and among various sectors of the economy. Unexpected changes in the central government’s economic policy or in the business climate, including those due to changes in institutional systems in various parts of the country, may adversely affect its telecommunication information related markets in which Kyocera seeks to manufacture and sell its products. In addition, China is in the process of developing a comprehensive system of laws and regulations dealing with economic matters, such as currency controls, and foreign corporations currently active in the country, such as Kyocera, face risks and uncertainties including enforcement of contractual terms, administrative intrusion by local governments and difficulty with expatriation of profits.

(3) Kyocera sells a diverse variety of products, and in each of its businesses Kyocera is subject to intense competitive pressures, including in terms of price, technological change, product development, quality and speed of delivery, and these pressures are likely to increase in the near term

Kyocera sells a wide variety of products and therefore faces a broad range of competitors from large international companies to relatively small, rapidly growing and highly specialized companies. Kyocera has a variety of businesses in different industries while many of its competitors specialize in one or more of these business areas. As a result, Kyocera may not fund or invest in certain of its businesses to the same degree as its competitors, or these competitors may have greater financial, technical, and marketing resources available to them than the portion of its business against which they compete. While some of the factors that drive competition vary by product area, price and speed of delivery are factors in all areas of Kyocera’s business. Price pressure has been intense, and thus Kyocera predicts that its production prices will continue to be lower over fiscal 2009 partly depending on the demand and competition situation. In production businesses in which Kyocera develops, produces and distributes specialized parts for its customers’ products, its competitive position depends significantly on being involved early in the process of creating a new product that fits its customers’ needs for each business. To maintain these competitive advantages, it is critical to maintaining close ties with customers so that Kyocera can ensure that it is able to meet required specifications and be the first supplier to create and deliver the product. Kyocera’s gross margins may be reduced if the environment changes in the way that Kyocera cannot maintain these important relationships with customers or market share or if it is forced in the future to further reduce prices in response to the actions of its competitors.

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

(5) Since a significant percentage of Kyocera’s revenues has been derived from foreign sales in recent years, various export risks may disproportionately affect its revenues

Kyocera’s sales to customers located outside Japan accounted for 60.6% of its total revenues in fiscal 2008. Kyocera believes that overseas sales will continue to account for a significant percentage of its revenues. Therefore, the following export risks may disproportionately affect Kyocera’s revenues:

•	a strong yen may make Kyocera’s products less attractive to foreign purchasers;

•	political and economic instability or significant economic downturns may inhibit export of Kyocera’s products;

•	Kyocera may experience difficulties in the timeliness of collection of accounts receivable due from foreign customers and be forced to write off those receivables;

•	tariffs and other barriers may make Kyocera’s products less cost competitive;

•	shipping and handling costs of Kyocera’s products may increase;

•	Kyocera may have difficulty in staffing and managing its international operations; and

•	the laws of certain foreign countries may not adequately protect Kyocera’s trade secrets and intellectual property.

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

(11) Companies or assets acquired by Kyocera may require more cost than expected for integration, and may not produce returns or benefits, or bring in business opportunities, which Kyocera expects

In the course of developing its business, from time to time Kyocera considers opportunities to acquire, and undertakes the acquisition of, companies or assets through mergers and acquisitions. There can be no assurance that Kyocera will be able to integrate the operations, products and personnel of the acquired companies with its own in an efficient manner. Nor can there be any assurance that Kyocera will be able to achieve operational and financial returns or benefits, or bring in new business opportunities, which it expects from the acquisition. An acquired company may not be able to manufacture products or offer services in the amounts or at the efficiency levels that Kyocera plans, and the demand for such products or services may not be at the levels that Kyocera anticipates. Failure to succeed in acquisitions could have a material adverse effect on Kyocera’s business.

(12) Kyocera’s markets or supply chains may be adversely affected by terrorism, plague, wars or similar events

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

(13) Kyocera’s headquarters and major facilities are subject to devastating effects of earthquakes and other natural disasters

Kyocera’s headquarters and major facilities including plants, sales offices and R&D centre are located not only in Japan but also all over the world. It might be inevitable that Kyocera would suffer from natural disasters such as earthquakes, typhoons, floods and so on. For instance, if a strong earthquake occurs, Kyocera’s R&D or manufacturing facilities could be devastated. In this case, Kyocera’s operating activities would be suspended and manufacturing and shipment would be delayed. Due to this, Kyocera would lose its sales and profits. Furthermore, Kyocera may incur a great amount of expenses, such as medical care expenses for injured employees and damage expenses for the damaged machines or facilities. As a consequence, Kyocera’s operating result and financial condition may be adversely affected.

(14) Changes in our environmental liability and compliance obligations may adversely impact our operations

Kyocera is subject to various environmental laws and regulations in Japan and the other countries, which are related to air emissions, wastewater discharges, the handling, disposal and remediation of hazardous substances, wastes and certain chemicals used or generated in our manufacturing process, employee health and safety, labeling or other notifications with respect to the content or other aspects of our processes, products or packaging, restrictions on the use of certain materials in or on design aspects of our products or product packaging, and responsibility for disposal of products or product packaging. As well as our current operations, these laws and regulations can be applied to our past operations and may be applicable to the past operations of businesses acquired from other companies even if such operations occurred before our acquisitions. In addition, these laws and regulations which are applied to Kyocera can be more stringent or the scope of the laws and regulations can be broadened in the future. We establish reserves for specifically identified potential environmental liabilities when such liabilities are probable and can be reasonably estimated. In case we fail to comply with such laws and regulations, we could be required by the relevant governmental organizations to pay penalty costs or remediation compensation. Furthermore, we may make voluntary payments to compensate for environmental problems if we deem such compensation to be necessary. The cost obligations noted above may adversely affect our results of operations and financial positions.

(15) Kyocera may have to incur impairment losses on its investments in debt and equity securities

Kyocera holds investments in equity securities of companies not affiliated with itself, which Kyocera generally holds on a long-term basis for business relationship purposes. A substantial portion of these investments consists of shares of common stock of public companies in Japan, including KDDI Corporation (a Japanese telecommunication service provider), and Japanese financial institutions. As of March 31, 2008, the aggregate fair value of equity securities included in available-for-sale securities was ¥386,162 million ($3,862 million), with gross unrealized gains in the amount of ¥113,327 million ($1,133 million) and gross unrealized losses in the amount of ¥3,149 million ($31 million). If there is a decline in the fair value, i.e., the market price, of the shares Kyocera holds in those companies over a period of time, and it determines that the decline is other-than-temporary, Kyocera will need to record an impairment loss for the applicable fiscal period. For some of the equity securities Kyocera owns, including the shares of KDDI Corporation, Kyocera intends to keep its ownership at the current level in light of the importance of its business relationships with the issuers of these equity securities. For other equity securities in its portfolio, although, with periodical check, Kyocera may dispose of some securities which lack merit for Kyocera, market conditions may not permit it to do so at the time, speed or price it may wish.

(16) As a holder of ADSs, you will have fewer rights than a shareholder has and you will have to act through the depositary to exercise those rights

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

(17) Rights of shareholders under Japanese law may be more limited than under the law of other jurisdictions

Our Articles of Incorporation, Regulations of the Board of Directors, Regulations of the Board of Corporate Auditors and the Corporation Act of Japan govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ and officers’ fiduciary duties and shareholders’ rights may be different from those that would apply if we were a U.S. company. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of the United States. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a U.S. corporation. In addition, Japanese courts may not be willing to enforce liabilities against us in actions brought in Japan which are based upon the securities laws of the United States or any U.S. state.

(18) Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell your shares of our Common Stock at a particular price on any particular trading day, or at all

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each stock, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his or her shares at such price on a particular trading day, or at all.

(19) Foreign exchange fluctuations may affect the dollar value of our ADSs and dividends payable to holders of our ADSs

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

Since 2000, we have further enhanced our position as a market leader in telecommunications and information equipment. In February 2000, we acquired the code division multiple access (CDMA) mobile phone handset business from QUALCOMM Inc. to create our U.S. subsidiary, Kyocera Wireless Corp. In April 2000, we invested in Kyocera Mita Corporation, a manufacturer of copier machines and other document solutions equipment, and made it a wholly-owned subsidiary, and in April 2002, we transferred Kyocera Corporation’s printer business to Kyocera Mita Corporation to further enhance our information equipment business by pursuing group synergies.

In addition, we also strengthened the components business resources to become a leading company in IT-related applications. In August 2002, we made Toshiba Chemical Corporation (currently Kyocera Chemical Corporation) a wholly-owned subsidiary through a share exchange in order to reinforce our electronic components and materials businesses by pursuing group synergies between fine chemical technologies and fine ceramic technologies.

With the aim of becoming a more global enterprise and enhancing our profitability, we have been expanding our production in China through Chinese production bases located in Shanghai and Dongguan. Kyocera also established a sales company, Kyocera (Tianjin) Sales and Trading Corporation, in March 2003 to cultivate the Chinese market. We are enhancing our marketing ability for both our products manufactured in China as well as our products imported into China. In addition, we established a subsidiary, Kyocera (Tianjin) Solar Energy Co., Ltd. to assemble solar modules, production of which commenced in November 2003, and to respond to market needs swiftly.

In August 2003, we made Kinseki, Limited (currently Kyocera Kinseki Corporation), a major producer of artificial crystal-related products, a wholly-owned subsidiary through a share exchange to strengthen our Electronic Device Group. In addition, to further enhance our organic circuit board business by pursuing group synergies, we also entered into an agreement with IBM Corporation and IBM Japan, Ltd. for the transfer from IBM Japan to Kyocera of its Surface Laminar Circuitry (SLC) business and we completed the transfer of IBM Japan’s SLC business from IBM Japan to a newly-established wholly-owned subsidiary, Kyocera SLC Technologies Corporation in August 2003. In April 2004, Kyocera integrated the organic material components business into Kyocera SLC Technologies Corporation and the marketing division of Kyocera Kinseki Corporation was merged into the marketing division of the electronic components of Kyocera Corporation and the manufacturing division of crystal related components of Kyocera Corporation was transferred to Kyocera Kinseki Corporation through corporate splits.

In September 2004, Kyocera and Kobe Steel, Ltd. established Japan Medical Materials Corporation and Kyocera Corporation transferred its medical materials business to Japan Medical Materials Corporation through corporate splits. The shareholding ratios of Kyocera and Kobe Steel in Japan Medical Materials Corporation are 77% and 23%, respectively.

In October 2004, Kyocera Corporation invested in WILLCOM, Inc. which succeeded the PHS-related business of DDI Pocket, Inc. The investment in WILLCOM, Inc. will enhance our PHS-related business.

To meet with strong demand for solar energy products, Kyocera established Kyocera Solar Europe S.R.O. for the assembling of solar modules in the Czech Republic in April 2005.

In August 2006, Kyocera sold all of its shares in Kyocera Leasing Co., Ltd. to Diamond Lease Company Limited (presently Mitsubishi UFJ Lease & Finance Company Limited). The sale concentrated our management resources on our core businesses in order to enhance and improve our corporate value.

In January 2008, Kyocera executed an agreement regarding the acquisition of the mobile phone-related business of SANYO Electric Co., Ltd. to improve the profitability of the Telecommunications Equipment Group. In April 2008, Kyocera acquired the mobile-phone related business of SANYO Electric Co., Ltd.

For a discussion of recent and current capital expenditures, please see Item 5 “Operating and Financial Review and Prospects” of this annual report on Form 20-F. We have had no recent significant divestitures nor are any significant divestitures currently being made.

B. Business Overview

Overview

Kyocera is engaged in numerous high-tech fields, from fine ceramic components to electronics devices, equipment, services and networks. Our manufacturing and distribution operations are conducted worldwide. As of March 31, 2008, we had 146 subsidiaries and 3 affiliates outside Japan and 30 subsidiaries and 7 affiliates in Japan. Our customers include individuals, corporations, governments and governmental agencies. For information on our sales by category of activity and information on our sales by geographic area and product segment, see Item 5.A “Operating Results” of this annual report on Form 20-F.

Business Strategy

Kyocera aims to be respected by society as “The Company,” a model company in the field of corporate ethics, while maintaining continuous sales growth and high profitability. To achieve this management vision, Kyocera’s management policy is to expand business further in order to be “a creative company that continues to grow.” In order to implement this policy, Kyocera aims to increase corporate value by expanding businesses, namely by promoting efficient use of management resources and further strengthening consolidated group management.

<Target of Pre-tax Income to Net Sales Ratio>

To be “a creative company that continues to grow,” Kyocera aims to achieve its target of a pre-tax income ratio of 15% or higher.

<Medium Term Management Strategy>

Kyocera promotes “high-value-added diversification” as its management strategy to realize such management policy. This involves ensuring that each business is highly profitable and pursuing synergies within Kyocera with the objective of driving sustainable growth even in an ever-changing business environment.

Specifically, Kyocera aims to: 1) exploit competitive advantages; 2) strengthen existing businesses; and 3) create new businesses.

(1) Exploit competitive advantages

The “Kyocera Philosophy,” which places people’s hearts at its core, the “Amoeba Management” system, which is unique to Kyocera and has been a driving force for growth since Kyocera Corporation’s earliest days, and a strong financial structure, are sources of competitive advantage for Kyocera over other companies in implementing its diversification strategy. With these foundations firmly in place, Kyocera endeavors to strengthen competitiveness in technological development, sales and marketing in the high-growth potential markets for telecommunications and information processing and for environmental protection, and to translate diversification strategy into improved business performance.

(2) Strengthen existing businesses

Kyocera strives to continuously improve profitability in all existing businesses within Kyocera Group. By strengthening ties and maximizing synergies between headquarters Kyocera Corporation and Kyocera Group companies, Kyocera seeks to improve profitability in each business segment on a consolidated basis. In promoting a global strategy in each business, Kyocera has created development, manufacturing and sales systems in optimal locations, while the integration of Group-wide resources helps boost the competitiveness of existing businesses. Kyocera regularly reviews those businesses that have lost market competitiveness and that show little promise of expansion going forward.

(3) Create new businesses

Kyocera endeavors to create businesses that will become its core going forward in order to improve consolidated performance over the medium term. To achieve this goal, Kyocera integrates Group-wide management resources to develop new technologies and products and create new markets. The focus of Kyocera’s business creation strategy lies in the markets for telecommunications and information processing and for environmental protection.

Challenges

Kyocera promotes “high-value-added diversification” as its medium-term management strategy to be “a creative company that continues to grow.” This involves ensuring that each business is highly profitable and pursuing synergies within Kyocera with the objective of driving sustainable growth even in an ever-changing business environment.

Kyocera faces the following challenges in fiscal 2009 onward, in light of the aforementioned medium-term management strategy.

(1) Improve profitability in the Telecommunications Equipment Group

Kyocera acquired the mobile phone business of SANYO Electric Co., Ltd. on April 1, 2008. As a result, the Telecommunications Equipment Group now generates the largest amount of sales among all of Kyocera’s reporting segments. Going forward, Kyocera seeks to achieve the following three goals as a means to swiftly improve profitability in such business: a) expand sales and improve profitability in the mobile phone market in North America; b) further expand market share and establish strong business foundations in the Japanese mobile phone market; and c) expand the wireless telecommunication systems business.

(2) Strengthen new product development and create new businesses

Kyocera promotes the development of small ceramics and organic packages in the Semiconductor Parts Group and electronic devices befitting sophisticated digital consumer equipment for the telecommunications and information processing market. Kyocera is also striving to increase the conversion efficiency of photovoltaic generating systems for the environmental preservation market. In addition, Kyocera seeks to create new businesses in key markets by leveraging its cutting-edge materials and components technologies amassed across departments within Kyocera. Specifically, Kyocera is pushing ahead with development aimed at quick commercialization of solid oxide fuel cells (SOFC) for household use by exploiting materials technology employed in fine ceramic parts.

Operations

Kyocera categorizes its operations into seven reporting segments: (1) Fine Ceramic Parts Group, (2) Semiconductor Parts Group, (3) Applied Ceramic Products Group, (4) Electronic Device Group, (5) Telecommunications Equipment Group, (6) Information Equipment Group, and (7) Others.

Our principal products and services offered in each reporting segment are shown below.

(1) Fine Ceramic Parts Group

Information & Telecommunication Components,

Sapphire Substrates,

Components for Semiconductor Processing Equipment,

Components for Liquid Crystal Displays Manufacturing Equipment,

Automotive Components,

General Industrial Ceramic Components

(2) Semiconductor Parts Group

Surface Mount Device (SMD) Ceramic Packages,

CCD/CMOS Sensor Ceramic Packages,

LSI Ceramic Packages,

Wireless Communication Device Packages,

Optical Communication Device Packages and Components,

Organic Multilayer Packages and Substrates

(3) Applied Ceramic Products Group

Residential and Industrial Solar Power Generating Systems,

Solar Cells and Modules

Cutting Tools,

Printed Circuit Board Micro Drills,

Jewelry and Applied Products,

Dental Implants, Artificial Bone and Joint Prosthesis

(4) Electronic Device Group

Ceramic Capacitors, Tantalum Capacitors,

Timing Devices (Temperature Compensated Crystal Oscillators (TCXOs), Crystal Units, Ceramic Resonators),

Surface Acoustic Wave (SAW) Filters,

RF Modules,

Connectors,

Thermal Printheads, LED Printheads,

Amorphous Silicon Photoreceptor Drums,

Liquid Crystal Displays (LCD)

(5) Telecommunications Equipment Group

CDMA Mobile Phone Handsets,

Personal Handy Phone System (PHS) Related Products (PHS Mobile Phone Handsets, PHS Base Stations, High Speed Wireless Data Transmission Systems)

(6) Information Equipment Group

ECOSYS Printers,

Copying Machines,

Multifunctional Peripheral

(7) Others

Telecommunications Engineering Business,

Information and Communication Technology Business,

Management Consulting Business,

Chemical Materials for Electronic Components,

Electrical Insulators,

Synthetic Resin Molded Products,

Optical Components,

Hotel Business,

Realty Development Business,

Insurance Agent and Travel Agent Business

(1) Fine Ceramic Parts Group

Products in this reporting segment are widely used in the computing, telecommunications, automotive and various other industrial sectors. These products are made from a variety of ceramic materials, such as silicon carbide, silicon nitrides and zirconia as well as alumina, utilizing their characteristics of heat resistance, corrosion resistance and wear resistance.

Products Kyocera develops, manufactures and sells in this reporting segment include substrates, which are thin ceramic bases used by manufacturers for hybrid integrated circuit (IC) foundations. Kyocera also develops, manufactures and sells substrates for thermal printheads, ceramic/alumina tape substrates for thin film chip resistors, substrate for HDD thin film magnetic heads, sapphire substrates for LCD projectors and LEDs, components for LCD manufacturing equipment, components for semiconductor processing equipment, mechanical seals for pumps, engine components for the automobile industry, friction tight discs and thread guides for yarn texturing machines in the textile industry, rings for fishing rods, nozzles and parts for paper-making machinery.

(2) Semiconductor Parts Group

Kyocera develops, manufactures and sells inorganic (ceramic) and organic packages in this reporting segment.

Ceramic packages have the characteristics of being air and water tight and corrosion resistant, and also have the ability to dissipate heat efficiently. In addition, they have a superior capacity for use in high frequency and embedded passive components. Kyocera develops, manufactures and sells ceramic packages for IC or other semiconductor and electronic components.

The most common types of the ceramic packages Kyocera develops, manufactures and sells are multilayer packages, including surface mount device (SMD) ceramic packages and pin grid array packages, etc. Kyocera also develops, manufactures and sells optical communication device packages and ceramic parts for fiber-optic communications connectors. SMD ceramic packages are used for surface acoustic wave (SAW) filters and temperature compensated crystal oscillators (TCXOs), which are mostly inserted into mobile phone handsets. Pin grid array packages are used in MPUs and other logic ICs, and are principally inserted into information equipment and peripherals. Kyocera also develops, manufactures and sells ceramic packages for charge-coupled-devices (CCDs) and complementary metal oxide semiconductor (CMOS) devices, which are mainly used in camera-equipped mobile phone handsets and digital still cameras.

In the organic package business, Kyocera established a specialized high density organic circuit board manufacturer, Kyocera SLC Technologies Corporation. Kyocera SLC Technologies Corporation develops, manufactures and sells system in a package (SiP) substrates used in mobile phone handsets and organic flip-chip packages for high-end application specific integrated circuits (ASICs). Kyocera SLC Technologies Corporation expects to increase sales of organic packages for MPUs and its peripheral devices used in digital consumer equipment.

(3) Applied Ceramic Products Group

This reporting segment consists of four product lines: 1) Solar Energy Products, 2) Cutting Tools, 3) Jewelry and Applied Ceramic Related Products, 4) Dental Implants, Artificial Bone and Joint Prosthesis.

1) Solar Energy Products

Kyocera develops, manufactures and sells solar cells and modules, applied solar cell products and residential and industrial solar power generating systems. We are expanding our solar cell and module production capacity in Japan and commenced assembly of solar modules by KYOCERA (Tianjin) Solar Energy Co., Ltd in China, which was established as our manufacture and sales subsidiary of solar modules in May 2003. In addition, Kyocera commenced assembly of solar module in KYOCERA Solar, Inc. Mexico Plant in Tijuana Mexico, for U.S market in October 2004. To increase sales in Europe, Kyocera also commenced assembly of solar module in Czech Republic in October 2005. Kyocera produces solar cells and modules in global quadripartite production system.

2) Cutting Tools

Kyocera develops, manufactures and sells cutting tools for metal processing in industrial production, particularly in the automotive industry. To expand its cutting tools business, Kyocera Corporation acquired Tycom Corporation (currently Kyocera Tycom Corporation, a consolidated subsidiary), which was a manufacturer of micro drill for printed circuit boards in the United States, in January 2001. Kyocera aims to be a market leader in the cutting tools business by pursuing synergies between Kyocera Tycom Corporation and Kyocera Corporation in worldwide manufacturing and sales channels.

3) Jewelry and Applied Ceramic Related Products

Recrystallized jewelry comprises mainly synthetic emeralds, alexandrines and rubies. These stones are manufactured using a single crystal growth technology developed by us, and are chemically and physically equivalent to natural stones. We introduced recrystallized jewelry products to meet consumer needs and to cultivate our sales network. Kyocera also produces and sells applied ceramic related products such as kitchen knives utilizing ceramic characteristics of wear resistance and corrosion resistance against acidity and alkalinity.

4) Dental Implants, Artificial Bone and Joint Prosthesis

Kyocera established Japan Medical Materials Corporation with Kobe Steel, Ltd. by integrating the medical material businesses in September 2004. Japan Medical Materials Corporation produces a wide range of products such as dental implants, artificial bone and joint prosthesis, artificial knee joint replacement systems, and ceramic materials helping heal hip fractures by combinations of material, processing technologies of ceramics and titanium alloys and integrating business resources such as development, manufacturing, marketing and sales channels with Kyocera and Kobe Steel, Ltd.

(4) Electronic Device Group

Kyocera develops, manufactures and sells high quality and cost competitive electronic components and devices for the telecommunications and information processing industry. This field creates demand for miniaturization, low voltage, high frequency and low energy consumption, and we develop, manufacture and sell high-value-

added products such as miniature ceramic capacitors with high capacitance capacitors, tantalum capacitors, miniature timing devices like TCXOs, RF modules and connectors for mobile phone handsets and PCs. We also develop, manufacture and sell thin-film products such as thermal printheads, amorphous silicon photoreceptor drums and LCDs for audio visual electronic equipment, office automation equipment and industrial equipment.

We are strengthening our manufacturing and sales in China to enhance price competitiveness and to cultivate new markets. Shanghai Kyocera Electronics Co., Ltd. mainly produces ceramic capacitors. We aim to expand sales in China through the sales subsidiaries in China which markets our products made in China and around the world.

To expand this reporting segment business, we are pursuing the synergies with subsidiaries. AVX Corporation and its consolidated subsidiaries, which develops, manufactures and sells ceramic capacitors, tantalum capacitors and other passive components for telecommunications and information equipment, has a global manufacturing and sales network. AVX Corporation is a major contributor to our Electronic Device Group sales and pursue synergies with development and manufacturing in the ceramic capacitor business. In our timing device business, Kyocera Corporation acquired Kinseki, Limited (currently Kyocera Kinseki Corporation, a consolidated subsidiary) through a share exchange in August 2003. The marketing division of Kyocera Kinseki Corporation was merged into the marketing division of the electronic components of Kyocera Corporation and the manufacturing division of crystal related components of Kyocera Corporation was transferred to Kyocera Kinseki Corporation through corporate splits to pursue synergies in development, manufacturing and marketing in April 2004.

(5) Telecommunications Equipment Group

This reporting segment includes CDMA mobile phone handsets and PHS-related products such as PHS mobile phone handsets and base stations. These products are produced and distributed mainly for KDDI Corporation and WILLCOM, Inc., as well as for other U.S. telecommunication service providers. KDDI Corporation is a telecommunications service company, in which we made an equity investment when it was founded in 1984, when the telecommunications business, which had previously been monopolized by a national telephone company, was opened to private companies. KDDI Corporation and its subsidiaries are currently engaged in providing domestic, long distance, international telephone services and mobile phone services. WILLCOM, Inc. provides PHS services and Kyocera owns 30% of WILLCOM, Inc.

One of our major businesses in Telecommunications Equipment Group is the mobile phone handset business, and we focus on CDMA protocol. We acquired the CDMA mobile phone handset business of Qualcomm Inc. and established Kyocera Wireless Corp., a wholly-owned subsidiary in February 2000. In addition, we established Kyocera Wireless (INDIA) PVT. LTD., a subsidiary that developes software for CDMA mobile phone handsets, in June 2003.

In September 2005, we decided to outsource the manufacturing division of Kyocera Wireless Corp. to Flextronics International Ltd., a leading provider of electronics manufacturing services. With regard to the mobile phone handsets business, we expect to expand the CDMA mobile phone handsets business through the outsourcing and global development structure based in Japan, the United States and India.

The other major business in the Telecommunications Equipment Group is the PHS-related business. We are expanding this business by cultivating markets through the expansion of PHS technology. Specifically, we are promoting new PHS mobile phone handsets and base stations compatible with the high speed data transmission services offered in Japan. We also promote iBurst®, a wireless Internet system, which enable internet services to be used at broadband speed with wireless technology. By promoting these businesses in appropriate market, we expect to increase sales of PHS related products.

With the objective of further enhancing the Telecommunications Equipment Group, Kyocera concluded a basic agreement with SANYO Electric Co., Ltd. in October 2007 and also concluded a final agreement in January 2008 regarding the acquisition of the mobile phone business of SANYO Electric Co., Ltd. by Kyocera. From fiscal 2009, through this acquisition, Kyocera seeks to expand sales and improve profitability in the Telecommunications Equipment Group by expanding its sales channels in North America and by integrating product development and design technologies of SANYO Electric Co., Ltd. with the management resources of Kyocera.

(6) Information Equipment Group

The major products in this reporting segment comprise page printers, copying machines and multifunctional peripheral. Our products are marketed under the name of “ECOSYS” with a focus on the concepts of long life cycle, ecology and economy, and which use our thin film products and amorphous silicon photoreceptor drums.

In April 2000, Kyocera Mita Corporation became our wholly-owned subsidiary. Kyocera Corporation’s ECOSYS printer unit was merged into this subsidiary, enabling us to build a unified presence in the document solutions business. Further efficiencies have resulted from the merger of our printer and copier sales operations with those of Kyocera Mita Corporation. We have enhanced our product line through the standardization of engines between the printers, copying machines and multifunctional systems. We established a new plant, Kyocera Mita Office Equipment (Dongguan) Co., Ltd in Dongguan, China due mainly to strengthen price competitiveness in December 2001.

We expect further strong demand for color ECOSYS printers, copying machines and multifunctional systems. We are focused on expanding our comprehensive color-capable product line up of ECOSYS printers, copying machines and multifunctional systems with original “ECOSYS” concepts as well as expanding monochrome products.

(7) Others

This reporting segment includes revenues from telecommunication network systems. This segment also develops, manufactures and sells electronic component materials, electric insulators and synthetic resin molded products.

Kyocera Communication Systems Co., Ltd. operates a total telecommunications network system business, from system development to design, construction and maintenance services.

Kyocera Communication Systems Co., Ltd. is also expanding data center services for mobile phone content distribution services and IT solutions services for business users by developing new products featuring network services as well as system integration services.

Kyocera Chemical Corporation, which joined Kyocera in August 2002, mainly produces electronic component materials. We will develop new products by pursuing the synergies with fine chemical technologies and our components technologies such as those employed by the Electronic Device Group.

In August 2006, Kyocera sold all of its shares in Kyocera Leasing Co., Ltd. to Diamond Lease Company Limited (presently Mitsubishi UFJ Lease & Finance Company Limited). The sale concentrated our management resources on our core businesses in order to enhance and improve our corporate value.

Sales and Distribution

Kyocera products are marketed worldwide by our sales personnel, as well as by sales companies within our group, and by independent distributors. We have regional sales and design application personnel in strategic locations to provide technical and sales support for customers and distributors. We believe that this combination of distribution channels leads to a high level of market penetration and efficient coverage of services for our customers.

Most of the sales in the Fine Ceramic Parts Group, the Semiconductor Parts Group and the Electronic Device Group are made directly to component and equipment manufacturers who incorporate them into their own products.

In the Applied Ceramic Products Group, solar energy products for residential use and public/industrial use are sold primarily to users via sales subsidiaries and distributors. Cutting tools are sold to users such as automobile parts and construction machinery parts makers, etc. through wholesale dealers and distributors. Jewelry and applied ceramic related products are sold mainly through direct retail shops, as well as through distributors. Dental implants, artificial bones and joint prostheses are sold mainly to dental clinics and hospitals through distributors.

In the Telecommunications Equipment Group, we primarily sell products directly to communications carriers in Japan and overseas markets. Our key sales destinations are KDDI Corporation and WILLCOM, Inc.

The Information Equipment Group markets products such as ECOSYS printers, copier machines and multifunctional peripheral under the Kyocera brand through distributors and wholesalers both in Japan and abroad, while direct sales are conducted at original equipment manufacturers (OEMs).

In the Others reporting segment, services from the telecommunications engineering business and the data center business of Kyocera Communication Systems Co., Ltd., as well as from our management consulting business are provided directly to customers and users. Electronic materials and components from Kyocera Chemical Corporation are sold directly to secondary manufacturers who incorporate them into their own products.

Domestic sales are made in yen, while overseas sales are made in a variety of currencies, but predominantly in U.S. dollars and the Euro.

Sources and Availability of Raw Materials and Supplies

We purchase a variety of raw materials and other materials for our businesses.

The principal raw materials include alumina, zirconia, silicon nitride, silicon particles, nickel powder and epoxy resins. . These raw materials are used mainly in the manufacturing of products for the Components Business. They are also the main materials supplied for use in key components such as chip sets and liquid crystal displays in the Equipment Business.

Our basic policy is to procure raw materials and other materials from several companies, though we may use a single supplier if (1) the final customer selects the material supplier; or (2) the number of suppliers who can deliver high-quality raw materials or other materials to ensure the high quality of final products is limited.

The purchase price of these raw materials and other materials fluctuates depending on the supply-demand situation, as well as the rising cost of certain raw materials and fuel, among others. We work hard to lessen the effect of these fluctuations and to absorb rising costs by making steady internal improvements, including cost reductions. We have also concluded long-term agreements with suppliers for certain raw materials aimed at ensuring stable supply to meet plans to increase production, and a fair purchase price.

In fiscal 2008, despite a supply shortage of raw materials for certain products, the impact of this on financial results was only slight. In fiscal 2009, we believe we can procure a sufficient level of raw materials and other materials to carry out our current production plans.

Patents and Licenses

Our success and competitive position depend on a number of significant patents, licenses and trade secrets relating to our manufacturing and sales processes and products. All of Kyocera’s intellectual properties are considered to be important. However, Kyocera believes that neither its expiration nor termination of any specific intellectual properties would affect significant impact on Kyocera’s entire operation. The following table sets forth information, as of March 31, 2008, with respect to our significant patents and license agreements.

(a)	License permitted to produce products

Counterparty	Country	Contents	Period
Qualcomm Incorporated	United States	License under patents regarding mobile phone	From August 31, 1996 to patent expiration

(b)	License—cross agreements

Counterparty	Country	Contents	Period
Motorola, Inc.	United States	License under patents regarding mobile phone	From July 1, 2004 to June 30, 2009

Nokia Corporation	Finland	License under patents regarding mobile phone	From October 1, 2005 to September 30, 2008

Canon Incorporated	Japan	License under patents regarding electric photo printer	From April 1, 2002 to patent expiration

Competitive Position

(1) Fine Ceramic Parts Group

Since our founding, Kyocera has worked continuously to develop fine ceramic materials and to cultivate new markets. At present, we provide fine ceramic products to a wide array of industries, notably the semiconductor fabrication equipment market, the telecommunications and information processing market, the general industrial machinery market and the automotive market.

Although competitors in this reporting segment differ in each market, Kyocera has established a competitive advantage in materials technology, accumulated since our founding, and in outstanding production technology and capability, which enables us to meet customer requirements, particularly in terms of product dimension, size and amount. We also boast an internal integrated system from fundamental research to next-generation product development through our R&D divisions, and this differentiates us from the competition.

(2) Semiconductor Parts Group

In this reporting segment, our goal is to further strengthen our competitive position in both the ceramic and organic package business in the global market. To achieve this, we strive to provide high-value-added products and to develop new applications such as wireless and optical communications in the telecommunications market, and in the digital consumer equipment, automotive and medical industries, etc.

In the ceramic package business, Kyocera is already one of the global leaders in surface mount device (SMD) packages for electronic components and CCD/CMOS sensor ceramic packages. We also aim to be a market leader in other ceramic package areas and to increase customer satisfaction by applying our technological and managerial expertise.

In the organic package field, which we entered relatively late, to strengthen our technological expertise and expand business, we acquired the Surface Laminar Circuitry (SLC) business of IBM Japan, Ltd. in August 2003, and established Kyocera SLC Technologies Corporation. In April 2004, we integrated the organic material components business into Kyocera SLC Technologies Corporation, and established a new plant in Ayabe, Kyoto in June 2005. We aim to strengthen our position in the organic package business going forward by developing more advanced package technology and by fully utilizing this new plant.

(3) Applied Ceramic Products Group

Awareness of the need for environmental preservation is growing worldwide. In the solar energy business, Kyocera has established a quadripartite production system for solar module assembly that spans Japan, China, Mexico and the Czech Republic. Production of solar cells and modules in fiscal 2008 amounted to approximately 200MW. In 2007, we were fourth in the world in terms of solar cell and module production volume. Aiming to be the market leader in solar energy business, we have been expanding production capacity of solar cells since fiscal 2008. We intend to more than double yearly production volume from the 200MW recorded in fiscal 2008 to 500MW in fiscal 2011.

We are also one of the biggest suppliers of cutting tools in Japan, with the major application being for the automotive industry. Although we have many global competitors, we will work to expand sales of new products in order to further increase our share in the domestic and Asian markets.

(4) Electronic Device Group

Kyocera develops, manufactures and sells capacitors, timing devices (crystal-related components), connectors and thin-film devices. One of our competitive advantages is that we can supply a wide variety of components compared with our competitors. We have many competitors in this field, not only in Japan but also throughout Asia, and the market is particularly competitive in terms of price, quality and delivery.

Kyocera is one of the biggest manufacturers of capacitors and timing devices (crystal-related components) in the world. Most of our competitors in this reporting segment are Japanese manufacturers. However, AVX Corporation, a U.S. subsidiary, competes with overseas manufacturers in developing, manufacturing and selling tantalum capacitors. Our thin-film products, such as thermal printheads and amorphous silicon photoreceptor drums, are mainly used in information equipment, notably printers, copier machines and multifunction systems. Amorphous silicon photoreceptor drums have outstanding resistance to wear compared with organic photoconductor (OPC) drums. Incorporating our amorphous silicon photoreceptor drums into information equipment helps to realize longer lasting products relative to the competition.

We are also continuing to seek synergies within Kyocera in order to expand sales, reduce costs and increase market share in this reporting segment. As one measure to increase sales, we are making full use of the sales channel of AVX Corporation in the overseas market. In production, our domestic sites specialize in manufacturing high-value-added ceramic capacitors that are compact and have high capacity, while we make maximum use of our facilities in China to manufacture general ceramic capacitors, as one example. Through this structure, we can reduce manufacturing costs and strengthen price competitiveness.

(5) Telecommunications Equipment Group

In the Japanese market, our main competitors for mobile phone handsets are Japanese manufacturers. In the mobile phone handset market outside Japan, Kyocera competes with European, U.S. and Asian manufacturers. We are currently a middle-class supplier in terms of sales volume in the global CDMA handset market. During fiscal 2006, Kyocera outsourced its CDMA handset production at Kyocera Wireless Corp. to Flextronics International Ltd. to reduce manufacturing costs and improve profitability. In terms of PHS-related products in Japan, our main competitors are Japanese manufacturers.

In April 2008, Kyocera acquired the telecommunications equipment business of SANYO Electric Co., Ltd. Through this move, we aim to further strengthen development, manufacturing and sale of CDMA handsets worldwide, and to expand business in wireless communication systems, including next-generation PHS-related products.

(6) Information Equipment Group

We have many competitors in Japan and abroad in information equipment, such as printers, copying machines and multifunctional peripheral. Although the scale of sales in this reporting segment is small compared with our competitors, and our global market share is not high, our major strength is differentiation of our products from those of the competitors.

Our products are based on our unique “ECOSYS” concept that provides long life cycle and thus environmental friendliness, while also having the benefit of low running costs for users, by utilizing our highly durable amorphous silicon photoreceptor drum with exceptional abrasion resistance. Our ECOSYS concept is used in the majority of our printers, copier machines and multifunction systems, in both monochrome and color, and from low-speed to high-speed models. These products are recognized as green products for the office, particularly in Europe, where environmental awareness is particularly high.

Government Regulation

There are various governmental regulations specifically applicable to industries in which Kyocera operates, including regulations relating to business and investment approvals, export regulations, tariffs, intellectual property, consumer and business taxation, and exchange controls. We do not believe that such governmental regulations currently have material effects on Kyocera’s business.

Kyocera is also subject to various regulations concerning the environment of the countries where we operate. These regulations cover air emissions, wastewater discharges, the handling, disposal and remediation of hazardous substances, wastes and certain chemicals used or generated in our manufacturing process, employee health and safety, labeling or other notifications with respect to the content or other aspects of our processes, products or packaging, restrictions on the use of certain materials in or on design aspects of our products or product packaging, and responsibility for disposal of products or product packaging. They also include several new regulations for chemical substance in products, such as the European Union Directive on the Restriction on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (RoHS Directive), the European Union Directive on Waste Electrical and Electronic Equipment (WEEE Directive), the European Union’s Registration, Evaluation, Authorization and Restriction of Chemicals (REACH), and similar regulations required in the other countries and areas including China. Based on our periodic reviews of the operating policies and practices at all of our facilities, we believe that our operations are currently in substantial compliance, in all material respects, with all applicable environmental laws and regulations and that the cost of continuing compliance will not have a material effect on our financial condition or results of operations.

C. Organizational Structure

We had 186 subsidiaries and affiliates as of March 31, 2008. Our management structure is based on a business segment structure. Therefore, the management of each segment is conducted uniformly regardless of whether our operations are conducted by the parent company or by one of our subsidiaries.

The following table sets forth information, as of March 31, 2008, with respect to our significant subsidiaries.

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
(1) Fine Ceramic Parts Group

Kyocera Industrial Ceramics Corporation	United States	100.00%	Manufacture and sale of fine ceramic-related products and sale of electronic devices

(2) Semiconductor Parts Group

Kyocera SLC Technologies Corporation	Japan	100.00%	Manufacture and sale of organic multilayer printed circuit boards

Kyocera America, Inc.	United States	100.00%	Manufacture and sale of fine ceramic-related products

Kyocera Korea Co., Ltd.	Korea	100.00%	Sale of fine ceramic-related products

Shanghai Kyocera Electronics Co., Ltd.	China	100.00%	Manufacture and sale of fine ceramic-related products and electronic devices

(3) Applied Ceramic Products Group

Kyocera Solar Corporation	Japan	100.00%	Sale of solar energy products

Japan Medical Materials Corporation	Japan	77.00%	Development, manufacture and sale of medical materials and equipment

Kyocera Solar, Inc.	United States	100.00%	Manufacture and sale of solar energy products

Kyocera Tycom Corporation	United States	100.00%	Manufacture and sale of micro drills

Kyocera (Tianjin) Solar Energy Co., Ltd.	China	90.00%	Manufacture and sale of solar energy products

Dongguan Shilong Kyocera Optics Co., Ltd.	China	90.00%	Manufacture and sale of cutting tools and thin-film devices

Kyocera Precision Tools Korea Co., Ltd.	Korea	90.00%	Manufacture and sale of cutting tools

Kyocera Solar Europe S.R.O.	Czech	100.00%	Manufacture of solar energy products

Kyocera Mexicana, S.A. de C.V.	Mexico	100.00%	Manufacture of ceramic-related products and solar modules

Universal Optical Industries, Ltd.	China	100.00%	Sale of cutting tools and thin-film devices

(4) Electronic Device Group

Kyocera Kinseki Corporation	Japan	100.00%	Manufacture of electronic devices

Kyocera Elco Corporation	Japan	100.00%	Manufacture and sale of electronic devices

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
Kyocera Display Institute Co., Ltd.	Japan	100.00%	R&D of organic electro luminescence displays

AVX Corporation	United States	71.20%	Manufacture and sale of electronic devices

Kyocera Elco Korea Co., Ltd.	Korea	100.00%	Manufacture of electronic devices

(5) Telecommunications Equipment Group

Kyocera Wireless Corp.	United States	100.00%	Manufacture and sale of telecommunications equipment

Kyocera Wireless (India) PVT. Ltd.	India	100.00%	R&D of telecommunications equipment

Kyocera Telecommunications Research Corporation	United States	100.00%	R&D of telecommunications equipment

(6) Information Equipment Group

Kyocera Mita Corporation	Japan	100.00%	Manufacture and sale of information equipment

Kyocera Mita Japan Corporation	Japan	100.00%	Sale of information equipment

Kyocera Mita America, Inc.	United States	100.00%	Sale of information equipment

Kyocera Mita Office Equipment (Dongguan) Co., Ltd.	China	92.76%	Manufacture and sale of information equipment

Kyocera Mita Europe B.V.	Netherlands	100.00%	Sale of information equipment

Kyocera Mita Deutschland GmbH	Germany	100.00%	Sale of information equipment

(7) Others

Kyocera Communication Systems Co., Ltd.	Japan	76.30%	Provision of IT services

Kyocera Optec Co., Ltd.	Japan	100.00%	Manufacture and sale of optical equipment components

Kyocera Realty Development Co., Ltd.	Japan	100.00%	Real estate services

Hotel Kyocera Co., Ltd.	Japan	100.00%	Hotel management and operations

Hotel Princess Kyoto Co., Ltd.	Japan	100.00%	Hotel management and operations

Kyocera International Co., Ltd.	Japan	100.00%	Insurance and travel agency

Kyocera Chemical Corporation	Japan	100.00%	Manufacture and sale of electronic materials

Piazza Investment Co., Ltd.	China	100.00%	Real estate leasing

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
(8) Regional Holding or Sales Companies

Kyocera International, Inc.	United States	100.00%	Holding company and headquarters in North America

Kyocera Asia Pacific Pte. Ltd.	Singapore	100.00%	Sale of fine ceramic-related products and electronic devices mainly in Southeast Asia

Kyocera Fineceramics GmbH	Germany	100.00%	Sale of fine ceramic-related products, solar energy products and thin-film devices mainly in Europe

Kyocera (Tianjin) Sales & Trading Corporation	China	90.00%	Sale of fine ceramic-related products, solar energy products, electronic devices and information equipment mainly in China

In addition to the above consolidated subsidiaries, Kyocera had 133 other consolidated subsidiaries as of March 31, 2008. Kyocera also had interests in two subsidiaries accounted for by the equity method and 10 affiliates accounted for by the equity method as of March 31, 2008

AVX Corporation, in our Electronic Device Group, is one of our most significant subsidiaries. Most of the electronic devices we produce for overseas sales are distributed through AVX Corporation by utilizing AVX Corporation’s wide range of marketing channels. In addition, we market passive components produced by AVX Corporation in the Japanese market. We also utilize AVX Corporation’s manufacturing process for ceramic capacitors to improve productivity and to enhance our competitiveness. In addition, AVX Corporation introduced our materials technologies into its ceramic capacitor production. We have been seeking better ways to cooperate in expanding our electronic device businesses. Currently, four of our directors are members of AVX Corporation’s board of directors and AVX Corporation’s chief executive officer is one of our directors. Within the Electronic Device Group, we have a close relationship with AVX Corporation in marketing, manufacturing, and research and development, and we are seeking and pursuing synergies to be a leading passive component manufacturer. AVX Corporation posted net income of $149,473 thousand in fiscal 2008 and its strong performance contributed significantly to Kyocera’s results of operations and financial condition. See Item 5.A “Operating Results” of this annual report on Form 20-F.

D. Property, Plants and Equipment

Our manufacturing operations are conducted in Japan, the United States, Mexico, El Salvador, Brazil, the United Kingdom, Germany, France, the Czech Republic, Singapore, South Korea, China, Taiwan, Malaysia, Israel, Thailand and Philippines. As of March 31, 2008, we had property, plants and equipment with a net book value of ¥285,899 million ($2,859 million). During the five years ended March 31, 2008, we invested a total of ¥361,918 million ($3,619 million) for additions to property, plants and equipment. Our property, plants and equipment are subject to some material encumbrances or environmental issues. See Item 5.A “Operating Results” of this annual report on Form 20-F.

The following table sets forth information, as of March 31, 2008, with respect to our manufacturing facilities with floor space of more than 250,000 square feet.

Name of Plant	Location	Status	Floor Space	Lease Expires	Principal Products Manufactured
			(in thousands of square feet)
Japan

Hokkaido Kitami Plant	Kitami, Hokkaido	Owned	295		Telecommunications equipment, Semiconductor parts, Fine ceramic parts
Nagano Okaya Plant	Okaya, Nagano	Owned	382		Fine ceramic parts, Electronic components, Cutting tools
Kawaguchi Plant	Kawaguchi, Saitama	Owned	389		Electronic parts and materials
Tamaki Plant	Watarai, Mie	Owned	288		Information equipment
Shiga Gamo Plant	Higashi-Ohmi, Shiga	Owned	686		Fine ceramic parts, Semiconductor parts
Shiga Yokaichi Plant	Higashi-Ohmi, Shiga	Owned	1,555		Fine ceramic parts, Electronic components, Solar cells, Cutting tools
Hirakata Plant	Hirakata, Osaka	Owned	604		Information equipment
Kagoshima Sendai Plant	Satsuma-Sendai, Kagoshima	Owned	1,928		Fine ceramic parts, Semiconductor parts, Electronic components, Cutting tools
Kagoshima Kokubu Plant	Kirishima, Kagoshima	Owned	2,750		Fine ceramic parts, Semiconductor parts, Electronic components
Kagoshima Hayato Plant	Kirishima, Kagoshima	Owned	278		Electronic components
Yamagata Higashine Plant	Higashine, Yamagata	Owned	379		Electronic components
Ayabe Plant	Ayabe, Kyoto	Owned	291		Organic multilayer printed circuit boards

United States

Balboa Plant	San Diego, California	Owned	300		Semiconductor parts
Myrtle Plant	Myrtle Beach, South Carolina	Owned	569		Electronic components
South Carolina Plant	Fountain Inn, South Carolina	Owned	300		Information equipment

El Salvador

San Salvador Plant	San Salvador	Owned	420		Electronic components

France

Saint-Apollinaire Plant	Saint-Apollinaire	Leased	387	2016	Electronic components

Czech Republic

Lanskroun Plant	Lanskroun	Owned	308		Electronic components
Uherske Hradiste Plant	Uherske Hradiste	Owned	273		Electronic components

Name of Plant	Location	Status	Floor Space	Lease Expires	Principal Products Manufactured
			(in thousands of square feet)
China

Tianjin Plant	Tianjin	Owned	520		Electronic components
Shilong Plant	Dongguan, Guandong	Leased	2,331	2020	Information equipment
Shilong Plant	Dongguan, Guandong	Owned	795		Cutting tools, Electronic components
Shanghai Pudong Plant	Shanghai	Owned	1,040		Semiconductor parts, Electronic components

Thailand

Thailand Plant	Thailand	Owned	264		Electronic components

Philippines

Philippines Plant	Philippines	Owned	332		Electronic components

Item 4A.    Unresolved Staff Comments

We are a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding our periodic reports under that Act not less than 180 days before the end of the fiscal year ended March 31, 2008 and which remain unresolved as of the date of the filing of this annual report on Form 20-F with the Commission.

Item 5.    Operating and Financial Review and Prospects

A. Operating Results

You should read the discussion of our financial condition and results of operations together with our consolidated financial statements and information included in this annual report on Form 20-F. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under Item 3.D “Risk Factor” and elsewhere in this annual report on Form 20-F.

Overview

Kyocera develops, produces and distributes various kinds of products for the telecommunications and information processing and environmental protection markets worldwide. Kyocera Corporation was established in 1959 as a manufacturer of ceramic parts for electronic equipment and has been expanding and diversifying its business mainly through active mergers and acquisitions, as well as applying its fine ceramic technologies to the areas of semiconductor parts, electronic devices, telecommunication, metal processing, medical and dental implants and solar energy fields. Kyocera develops, produces and distributes a variety of parts and devices for electronic equipment such as computers, automobiles, printers, copiers and multi functional peripheral as well as consumer electronic equipment such as mobile phone handsets, digital still cameras and flat panel TV sets. Kyocera earns revenue and income and generates cash through sales of these products.

Kyocera’s operations are categorized into seven reporting segments: (1) Fine Ceramic Parts Group, (2) Semiconductor Parts Group, (3) Applied Ceramic Products Group, (4) Electronic Device Group, (5) Telecommunications Equipment Group, (6) Information Equipment Group, and (7) Others. Kyocera groups the Fine Ceramic Parts Group, the Semiconductor Parts Group, the Applied Ceramic Products Group and the Electronic Device Group into one main business referred to as “the Components Business” and groups the Telecommunications Equipment Group and the Information Equipment Group into another main business referred to as “the Equipment Business.”

The Japanese economy in fiscal 2008 was characterized by steadily increasing exports and a high level of corporate earnings, while individual consumption was also stable. Slumping housing investment and rising energy and raw material prices, however, resulted in only moderate economic expansion overall. In the United States, credit uneasiness worsened, triggered by issues related to housing loans for individuals with low creditworthiness and culminating in heightened fears of a business slowdown beginning in the summer of 2007. Combined with this, a drop-off in individual consumption and restrained capital investment occurred and resulted in economic deceleration. The European economy expanded moderately, supported by an increase in exports. Individual consumption in Europe has tapered off since the start of calendar year 2008, however, and the economic outlook has become increasingly uncertain. The Chinese economy continued to expand on account of increases in capital investment and exports, together with robust individual consumption.

Most profits at Kyocera come through sales of products and providing services in the information technology (IT) markets including electronic equipment related market. In the digital consumer equipment market, which is the principal market for Kyocera, demands for mobile phone handsets, flat panel TV sets and other equipment expanded steadily, particularly in the first half of fiscal 2008. There have been inventory adjustments for mobile phone handsets in certain Asian markets, however, since the start of calendar year 2008. In addition, the yen appreciated against the U.S. dollar, with the exchange rate at one time dropping below 100 yen to the dollar. Amid these market environments, Kyocera worked aggressively to introduce new products and improve productivity in order to achieve continuous sales expansion and high profitability. As a result, consolidated net sales for fiscal 2008 amounted to ¥1,290,436 million ($12,904 million), an increase of only 0.5% compared with the year ended March 31, 2007. This result can be attributed to an increase in sales in the Components Business, which more than offset a decrease in sales in the Equipment Business. Operating profit increased by 7.2% to ¥156,332 million ($1,563 million) due to a significant increase in profit in the Equipment Business, which was partly offset by a decrease in profit in the Components Business.

Results of Operations

Fiscal 2008 compared with Fiscal 2007

The following table shows a summary of Kyocera’s results of operations for fiscal 2007 and fiscal 2008:

	Years ended March 31,					Increase (Decrease)
	2007		2008
	Amount	%	Amount		%	%
	(Yen in millions and U.S. dollars in thousands)
Net sales	¥1,283,897	100.0	¥1,290,436	$12,904,360	100.0	0.5
Cost of sales	900,470	70.1	883,763	8,837,630	68.5	(1.9)

Gross profit	383,427	29.9	406,673	4,066,730	31.5	6.1
Selling, general and administrative expenses	248,325	19.4	254,253	2,542,530	19.7	2.4

Profit from operations	135,102	10.5	152,420	1,524,200	11.8	12.8
Interest and dividend income	15,472	1.2	18,444	184,440	1.4	19.2
Interest expense	(1,647)	(0.1)	(1,480)	(14,800)	(0.1)	—
Foreign currency transaction losses, net	(65)	(0.0)	(956)	(9,560)	(0.1)	—
Equity in earnings of affiliates and unconsolidated subsidiaries	2,621	0.2	6,091	60,910	0.5	132.4
Gains (losses) on sales of securities, net	3,819	0.3	(622)	(6,220)	(0.1)	—
Other, net	1,238	0.1	945	9,450	0.1	(23.7)

	21,438	1.7	22,422	224,220	1.7	4.6

Income from continuing operations before income taxes and minority interests	156,540	12.2	174,842	1,748,420	13.5	11.7
Income taxes	48,887	3.8	60,235	602,350	4.6	23.2

Income from continuing operations before minority interests	107,653	8.4	114,607	1,146,070	8.9	6.5
Minority interests	(6,324)	(0.5)	(7,363)	(73,630)	(0.6)	—

Income from continuing operations	101,329	7.9	107,244	1,072,440	8.3	5.8
Income from discontinued operations	5,175	0.4	—	—	—	—

Net income	¥106,504	8.3	¥107,244	$1,072,440	8.3	0.7

Net sales

Consolidated net sales for fiscal 2008 increased by ¥6,539 million ($65 million), or 0.5%, to ¥1,290,436 million ($12,904 million), compared with ¥1,283,897 million in fiscal 2007.

Consolidated net sales in the Components Business in fiscal 2008 increased by ¥29,113 million ($291 million), or 4.5%, to ¥679,990 million ($6,800 million) compared with fiscal 2007. In particular, sales in the Applied Ceramic Products Group increased by ¥18,839 million ($188 million), or 14.4% compared with fiscal 2007. This significant increase in sales in the Applied Ceramic Products Group was driven by the solar energy business, which was particularly strong in the overseas market. In addition, a steady increase in production in the digital consumer equipment market until the third quarter in fiscal 2008 led to growth in sales in the Electronic Device Group by ¥8,045 million ($80 million), or 2.8% compared with fiscal 2007. The Semiconductor Parts Group also posted an increase in sales of ¥2,246 million ($22 million), or 1.5% compared with fiscal 2007. On the other hand, sales in the Fine Ceramic Parts Group in fiscal 2008 slightly decreased by ¥17 million ($0.2 million), compared with fiscal 2007 due to the effect by slowdown in semiconductor industry.

By contrast, consolidated net sales in the Equipment Business in fiscal 2008 decreased by ¥22,401 million ($224 million), or 4.3% to ¥497,563 million ($4,976 million) compared with fiscal 2007. Sales in the Telecommunication Equipment Group decreased by ¥30,366 million ($304 million), or 12.1% compared with fiscal 2007, due to a decline in sales of mobile phone handsets. On the other hand, sales in the Information Equipment Group increased by ¥7,965 million ($80 million), or 3.0% compared with fiscal 2007, spurred by enhanced sales activities through aggressive new product introductions of printers and multi functional peripherals (MFPs).

A detailed analysis and discussion of Kyocera’s net sales by reporting segment and geographic segment are as follows:

Net sales by reporting segment

The following table shows a breakdown of Kyocera’s total consolidated net sales for fiscal 2007 and fiscal 2008 by the seven reporting segments:

	Years ended March 31,					Increase (Decrease)
	2007		2008
	Amount	%	Amount		%	%
	(Yen in millions and U.S. dollars in thousands)
Fine Ceramic Parts Group	¥81,326	6.3	¥81,309	$813,090	6.3	(0.0)
Semiconductor Parts Group	152,292	11.9	154,538	1,545,380	12.0	1.5
Applied Ceramic Products Group	131,103	10.2	149,942	1,499,420	11.6	14.4
Electronic Device Group	286,156	22.3	294,201	2,942,010	22.8	2.8

Total Components Business	650,877	50.7	679,990	6,799,900	52.7	4.5
Telecommunications Equipment Group	251,183	19.6	220,817	2,208,170	17.1	(12.1)
Information Equipment Group	268,781	20.9	276,746	2,767,460	21.5	3.0

Total Equipment Business	519,964	40.5	497,563	4,975,630	38.6	(4.3)
Others	137,235	10.7	138,494	1,384,940	10.7	0.9
Adjustments and eliminations	(24,179)	(1.9)	(25,611)	(256,110)	(2.0)	—

	¥1,283,897	100.0	¥1,290,436	$12,904,360	100.0	0.5

Note 1: Commencing fiscal 2008, the “Optical Equipment Group,” previously a separate reporting segment, has been reclassified into “Others.” Accordingly, net sales of “Others” in fiscal 2007 have been retroactively reclassified and increased by ¥11,579 million and “Adjustments and eliminations” decreased by ¥(125) million compared with those previously announced.

(1) Fine Ceramic Parts Group

Sales in this reporting segment in fiscal 2008 remained almost unchanged from fiscal 2007 at ¥81,309 million ($813 million), compared with ¥81,326 million in fiscal 2007.

Sales of parts for diesel engines for automobiles, sapphire substrates for LEDs and dielectric parts for mobile phone base stations all increased. However, there was a decrease in demand for parts for semiconductor fabrication equipment, one of the core products in this reporting segment, due to a decrease in capital investment in the semiconductor industry.

(2) Semiconductor Parts Group

Sales in this reporting segment in fiscal 2008 increased by ¥2,246 million ($22 million), or 1.5%, to ¥154,538 million ($1,545 million), compared with ¥152,292 million in fiscal 2007.

Demands for ceramic packages used in mobile phone handsets and digital-still-cameras increased steadily. Furthermore, sales of organic packages for servers increased. Sales of parts for optical telecommunications devices decreased due to demand adjustments and a decline in selling prices, however, leading to only a slight increase in overall sales in this reporting segment compared with fiscal 2007.

(3) Applied Ceramic Products Group

Sales in this reporting segment in fiscal 2008 increased by ¥18,839 million ($188 million), or 14.4%, to ¥149,942 million ($1,499 million), compared with ¥131,103 million in fiscal 2007.

An increase of approximately 10% in production volume and stable selling price for PV systems due to worldwide brisk demand, notably in Europe, coupled with the depreciation of the yen against the Euro led to a considerable growth in sales in the solar energy business. In addition, sales in the cutting tool business also increased due to strong sales of new products. As a result, overall sales in this reporting segment increased.

(4) Electronic Device Group

Sales in this reporting segment in fiscal 2008 increased by ¥8,045 million ($80 million), or 2.8%, to ¥294,201 million ($2,942 million), compared with ¥286,156 million in fiscal 2007.

Demands for capacitors and timing devices decreased in Asia in the fourth quarter of fiscal 2008. Production of digital consumer equipment was solid throughout fiscal 2008, however, resulting in steady growth in sales in this reporting segment compared with fiscal 2007. Decline in selling prices occurred only within 10% range overall compared with fiscal 2007, although more than 10% decline were recognized in some products.

(5) Telecommunications Equipment Group

Sales in this reporting segment in fiscal 2008 decreased by ¥30,366 million ($304 million), or 12.1%, to ¥220,817 million ($2,208 million), compared with ¥251,183 million in fiscal 2007.

Although sales in PHS related products remained on par with fiscal 2007, sales in the mobile phone handset business declined by approximately 14% compared with fiscal 2007. Shipment volume of mobile phone and PHS handsets in fiscal 2008 decreased by approximately 6%, to approximately 12.9 million units compared with approximately 13.7 million units in fiscal 2007.

(6) Information Equipment Group

Sales in this reporting segment in fiscal 2008 increased by ¥7,965 million ($80 million), or 3.0%, to ¥276,746 million ($2,767 million), compared with ¥268,781 million in fiscal 2007. Sales of printers, particularly in Europe, increased spurred by aggressive new product introductions and enhanced sales activities.

Unit sales of printers, copying machines and MFPs in fiscal 2008 increased by approximately 6% to approximately 1.20 million units compared with approximately 1.13 million units in fiscal 2007. In addition, sales of MFPs and consumables also increased compared with fiscal 2007.

(7) Others

Sales in this reporting segment in fiscal 2008 increased by ¥1,259 million ($13 million), or 0.9%, to ¥138,494 million ($1,385 million), compared with ¥137,235 million in fiscal 2007. This increase was due mainly to growth of sales in the telecommunications engineering business for mobile telecommunication market at Kyocera Communication Systems Co., Ltd.

Net sales by geographic segment

The following table shows a breakdown of Kyocera’s total consolidated net sales for fiscal 2007 and fiscal 2008, distinguishing between domestic and overseas sales and, with respect to overseas sales, showing the geographical areas in which such sales were made:

	Years ended March 31,					Increase (Decrease)
	2007		2008
	Amount	%	Amount		%	%
	(Yen in millions and U.S. dollars in thousands)
Japan	¥496,959	38.7	¥507,837	$5,078,370	39.4	2.2
United States of America	274,361	21.4	248,760	2,487,600	19.3	(9.3)
Asia	216,663	16.9	232,425	2,324,250	18.0	7.3
Europe	210,726	16.4	224,066	2,240,660	17.3	6.3
Others	85,188	6.6	77,348	773,480	6.0	(9.2)

	¥1,283,897	100.0	¥1,290,436	$12,904,360	100.0	0.5

Sales in Japan, which comprised 39.4% of consolidated net sales, increased by ¥10,878 million ($109 million), or 2.2%, to ¥507,837 million ($5,078 million), compared with ¥496,959 million in fiscal 2007. This growth was mainly led by an increase in sales in the Semiconductor Parts Group. This increase was caused by a rise in demand for both ceramic and organic packages and by a sales increase in “Others” business due to sales growth at Kyocera Communication Systems Co., Ltd.

Overseas sales, which comprised 60.6% of consolidated net sales, decreased by ¥4,339 million ($43 million), or 0.6%, to ¥782,599 million ($7,826 million), compared with ¥786,938 million, in fiscal 2007.

Although sales in Asia and Europe increased, sales in the United Stated and in Others declined.

Sales in the United States in fiscal 2008 decreased by ¥25,601 million ($256 million), or 9.3%, to ¥248,760 million ($2,488 million), compared with ¥274,361 million in fiscal 2007, due mainly to a decline in sales of mobile phone handsets at Kyocera Wireless Corp.

Sales in Asia in fiscal 2008 increased by ¥15,762 million ($158 million), or 7.3%, to ¥232,425 million ($2,324 million), compared with ¥216,663 million in fiscal 2007, due to sales growth of the Electronic Device Group for digital consumer equipment.

Sales in Europe in fiscal 2008 increased by ¥13,340 million ($133 million), or 6.3%, to ¥224,066 million ($2,241 million), compared with ¥210,726 million in fiscal 2007, due to sales growth of products in the Information Equipment Group such as printers and MFPs combined with growth in sales in the Applied Ceramic Products Group driven by expanded sales in the solar energy business.

Sales in Others in fiscal 2008 decreased by ¥7,840 million ($78 million), or 9.2%, to ¥77,348 million ($ 773 million), compared with ¥85,188 million in fiscal 2007, due mainly to sales declines in the Telecommunication Equipment Group in Latin America and Oceania, offset by sales increases in the Information Equipment Group in Latin America and Middle East.

Almost all of Kyocera’s overseas sales were denominated in the U.S. dollars or the Euro. On average, the yen appreciated against the U.S. dollar by ¥3 and depreciated against the Euro by ¥12, compared with fiscal 2007. Net sales in U.S. dollars amounted to $4,154 million and net sales in Euro amounted to €1,404 million in fiscal 2008. In converting these currencies into yen, the positive impact produced by the yen’s depreciation against the Euro outweighed the negative impact of the yen’s appreciation against the U.S. dollar, increasing net sales by approximately ¥5,900 million ($59 million) compared with fiscal 2007.

Cost of sales and gross profit

In fiscal 2008, cost of sales decreased by ¥16,707 million ($167 million), or 1.9%, to ¥883,763 million ($8,838 million) from ¥900,470 million in fiscal 2007. Raw material costs of ¥377,203 million ($3,772 million) accounted for 42.7% of the total cost of sales, and labor costs of ¥167,542 million ($1,675 million) accounted for 19.0%. The change in depreciation methods in Kyocera Corporation and its domestic subsidiaries caused an increase of ¥11,295 million ($113 million) in the depreciation expense of cost of sales. However, due mainly to an increase in the contribution ratio to net sales of the Components Business, of which the ratio of cost of sales to net sales was relatively low, as well as due to improved productivity, the ratio of cost of sales to net sales was 68.5% in fiscal 2008, a decrease of 1.6 points as compared with 70.1% in fiscal 2007.

As a result, gross profit increased in fiscal 2008 by ¥23,246 million ($232 million), or 6.1%, to ¥406,673 million ($4,067 million) from ¥383,427 million in fiscal 2007. The gross profit to net sales ratio increased by 1.6 percentage points from 29.9% to 31.5%.

SG&A expenses and profit from operations

Selling, general and administrative (SG&A) expenses in fiscal 2008 increased by ¥5,928 million ($59 million), or 2.4%, to ¥254,253 million ($2,543 million) compared with ¥248,325 million in fiscal 2007. Labor cost was ¥123,538 million ($1,235 million), or 48.6% of total SG&A expenses, and sales promotion and advertising cost was ¥40,544 million ($405 million), or 15.9% of total SG&A expenses. The proportion of SG&A expenses to net sales increased by 0.3 percentage points to 19.7% in fiscal 2008 from 19.4% in fiscal 2007. This increase primarily reflected increases in labor costs in sales subsidiaries in Europe due to the average depreciation of the yen against the Euro compared with fiscal 2007, as well as increases in depreciation expense in Kyocera Corporation and its domestic subsidiaries due to the change in depreciation methods. The depreciation expense increased by ¥998 million ($10 million) due to the change in depreciation methods.

Although SG&A expenses increased as above, profit from operations increased by ¥17,318 million ($173 million), or 12.8%, to ¥152,420 million ($1,524 million), compared with ¥135,102 million in fiscal 2007, due to a further increase in gross profit. The operating margin rose by 1.3 percentage points to 11.8% in fiscal 2008, compared with 10.5% in fiscal 2007.

Interest and dividend income

Interest and dividend income in fiscal 2008 increased by ¥2,972 million ($30 million), or 19.2%, to ¥18,444 million ($184 million), compared with ¥15,472 million in fiscal 2007. This was mainly due to favorable investment management results and an increase in dividend income from KDDI Corporation. Kyocera has an investment policy aimed at low risk, stability and liquidity, and does not invest in high-risk financial instruments only for pursuing profits.

Interest expense

Interest expense in fiscal 2008 decreased by ¥167 million ($2 million), or 10.1%, to ¥1,480 million ($15 million), compared with ¥1,647 million in fiscal 2007. This was mainly due to a decrease of borrowings at domestic subsidiaries, in spite of a slight upward trend of interest rates in the Japanese financial market.

Foreign currency translation

During fiscal 2008, the average exchange rate for the yen appreciated by ¥3, or 2.6%, against the U.S. dollar and depreciated by ¥12, or 8.0%, against the Euro, as compared with fiscal 2007. At March 31, 2008, the yen had appreciated by ¥18, or 15.3%, against the U.S. dollar and had depreciated by ¥1, or 0.6%, against the Euro, as compared with March 31, 2007. Kyocera recorded foreign currency transaction losses of ¥956 million ($10 million) in fiscal 2008.

Kyocera typically enters into forward exchange contracts to minimize currency exchange risks on foreign currency denominated receivables and payables. Kyocera confines its use of derivative financial instruments for hedging its foreign exchange exposures, and does not utilize derivative transactions for trading purposes.

Gains and losses from investments

In fiscal 2008, Kyocera’s earnings on equity-method investments increased by ¥3,470 million ($35 million), or 132.4%, to ¥6,091 million ($61 million), compared with ¥2,621 million in fiscal 2007.

Kyocera’s equity in earnings of affiliates and unconsolidated subsidiaries in fiscal 2008 was derived mainly from interests in WILLCOM, Inc.

Kyocera Corporation owns a 30% interest in WILLCOM, Inc., which operates a PHS service in Japan. Kyocera Corporation accounted for this investment using the equity method. The increase in net income at WILLCOM, Inc. was caused by an increase in net sales due to a steady increase in customers in fiscal 2008. As a result, Kyocera’s earnings on equity-method investments increased significantly.

Gains (losses) on sales of securities, net in fiscal 2008 decreased by ¥4,441 million ($44 million), from a gain of ¥3,819 million in fiscal 2007 to a loss of ¥622 million ($6 million) in fiscal 2008. Gains in fiscal 2007 were due mainly to realization of unrealized gains by sale of investment securities.

Kyocera Mita Corporation owns a 30% interest in Triumph-Adler AG Group (TA), which is a distributor of office equipment, Kyocera Mita Corporation accounted for its investment in TA under the equity method. Kyocera recognized loss on impairment of investment in TA of ¥3,492 million due to an extended decline in TA’s market value in fiscal 2006. Kyocera did not recognize loss on impairment of investment in TA due to an increase of TA’s market value in fiscal 2007 and 2008.

Income from continuing operations before income taxes

Income from continuing operations before income taxes in fiscal 2008 increased by ¥18,302 million ($183 million), or 11.7%, to ¥174,842 million ($1,748 million) compared with ¥156,540 in fiscal 2007.

Due mainly to an increase in depreciation costs of ¥9,510 million ($95 million), or 20.8%, in fiscal 2008 compared with fiscal 2007, which resulted from a comprehensive review of the value of fixed assets, operating profit in Components Business decreased by ¥4,335 million ($43 million), or 4.1%, to ¥100,373 million ($1,004 million) in fiscal 2008 compared with fiscal 2007.

In Equipment business, however, the profits of both the Telecommunications Equipment Group and the Information Equipment Group increased significantly by ¥12,063 million ($121 million) to ¥46,324 million ($463 million), or 35.2% compared with fiscal 2007. In addition, interest and dividend income and equity in earnings of affiliates and unconsolidated subsidiaries, as mentioned earlier, also increased by ¥2,972 million ($30 million), or 19.2%, and by ¥3,470 million ($35 million), or 132.4%, respectively.

Operating profit by reporting segment

The following table shows Kyocera’s consolidated income from continuing operations before income taxes, and operating profit for fiscal 2007 and fiscal 2008, broken down by the seven reporting segments:

	Years ended March 31,					Increase (Decrease)
	2007		2008
	Amount	%*	Amount		%*	%
	(Yen in millions and U.S. dollars in thousands)
Fine Ceramic Parts Group	¥15,677	19.3	¥11,167	$111,670	13.7	(28.8)
Semiconductor Parts Group	22,210	14.6	20,027	200,270	13.0	(9.8)
Applied Ceramic Products Group	22,334	17.0	32,655	326,550	21.8	46.2
Electronic Device Group	44,487	15.5	36,524	365,240	12.4	(17.9)

Total Components Business	104,708	16.1	100,373	1,003,730	14.8	(4.1)
Telecommunications Equipment Group	291	0.1	6,786	67,860	3.1	—
Information Equipment Group	33,970	12.6	39,538	395,380	14.3	16.4

Total Equipment Business	34,261	6.6	46,324	463,240	9.3	35.2
Others	6,881	5.0	9,635	96,350	7.0	40.0

Operating profit	145,850	11.4	156,332	1,563,320	12.1	7.2
Corporate	8,569	—	12,497	124,970	—	45.8
Equity in earning of affiliates and unconsolidated subsidiaries	2,621	—	6,091	60,910	—	132.4
Adjustments and eliminations	(500)	—	(78)	(780)	—	—

Income from continuing operations before income taxes	¥156,540	12.2	¥174,842	$1,748,420	13.5	11.7

*	% to net sales of each corresponding segment

Note 2: Commencing fiscal 2008, the “Optical Equipment Group,” previously a separate reporting segment, has been reclassified into “Others.” Accordingly, operating profit of “Others” in fiscal 2007 have been retroactively reclassified and decreased by ¥1,895 million compared with those previously announced.

(1) Fine Ceramic Parts Group

Operating profit in this reporting segment in fiscal 2008 decreased by ¥4,510 million ($45 million), or 28.8%, to ¥11,167 million ($112 million) compared with ¥15,677 million in fiscal 2007.

This was primarily due to an increase of ¥2,995 million ($30 million) in depreciation costs, or 67.2% compared with fiscal 2007.

(2) Semiconductor Parts Group

Operating profit in this reporting segment in fiscal 2008 decreased by ¥2,183 million ($22 million), or 9.8%, to ¥20,027 million ($200 million), compared with ¥22,210 million in fiscal 2007.

Although losses shrank substantially in the organic package business, overall operating profit in this reporting segment decreased due mainly to an increase in depreciation costs of ¥2,086 million ($21 million), or 17.0% compared with fiscal 2007, in addition to a decline in selling prices.

(3) Applied Ceramic Products Group

Operating profit in this reporting segment in fiscal 2008 increased by ¥10,321 million ($103 million), or 46.2%, to ¥32,655 million ($327 million), compared with ¥22,334 million in fiscal 2007.

Significant sales increases in the solar energy business largely contributed to this growth in operating profit in this reporting segment.

(4) Electronic Device Group

Operating profit in this reporting segment in fiscal 2008 decreased by ¥7,963 million ($80 million), or 17.9%, to ¥36,524 million ($365 million), compared with ¥44,487 million in fiscal 2007.

This substantial decrease in operating profit compared with fiscal 2007 was due to rising production costs led by rising raw material prices and an increase in depreciation costs in total of ¥2,861 million ($ 29 million), or 13.6%.

(5) Telecommunications Equipment Group

Operating profit in this reporting segment in fiscal 2008 increased by ¥6,495 million ($65 million), to ¥6,786 million ($68 million) compared with ¥291 million in fiscal 2007.

Despite of an effort to reduce production costs, sales declined substantially in the mobile phone handset business compared with fiscal 2007, resulting in a decrease in operating profit to ¥4.2 billion ($42 million) compared with ¥4.9 billion in fiscal 2007. Operating profit in PHS related business, on the other hand, improved considerably in fiscal 2008, posted a substantial increase of ¥7.2 billion ($72 million), led to ¥2.6 billion ($26 million), compared with ¥4.6 billion loss in fiscal 2007 due to concentration of the PHS business in the Japanese market.

(6) Information Equipment Group

Operating profit in this reporting segment in fiscal 2008 increased by ¥5,568 million ($56 million), or 16.4%, to ¥39,538 million ($395 million), compared with ¥33,970 million in fiscal 2007.

This significant increase in operating profit was due to increased in sales of new product introductions and the contribution of increased sales of consumables, which constituted approximately 40% of sales in this reporting segment, in addition to the positive effect of the yen’s depreciation against the Euro.

(7) Others

Operating profit in this segment in fiscal 2008 increased by ¥2,754 million ($28 million), or 40.0%, to ¥9,635 million ($96 million), compared with ¥6,881 million in fiscal 2007.

This was due mainly to improved profitability at Kyocera Communication Systems Co., Ltd. and improved productivity in the optical related business.

(8) Corporate

Corporate income and losses mainly constitute investment management income, and income and expenses related to the provision of management-related services by Kyocera’s head office to each reporting segment. Corporate income increased by ¥3,928 million ($39 million), or 45.8%, to ¥12,497 million ($125 million) compared with ¥8,569 million in fiscal 2007. Interest and dividend income, which were the main contributors, increased compared with fiscal 2007. As a result, corporate profit increased compared with fiscal 2007.

Taxes

Current and deferred income taxes in fiscal 2008 increased by ¥11,348 million ($113 million), or 23.2%, to ¥60,235 million ($602 million) compared with ¥48,887 million in fiscal 2007.

Current income taxes in fiscal 2007 included the tax refunds of ¥4,305 million. The tax refunds were related to the cancellation of a portion of ¥12,748 million additional taxes imposed by Osaka Regional Tax Bureau on March 28, 2005 which Kyocera had expensed in the year ended March 31, 2005. Current income taxes in fiscal

2008 included the tax expense of ¥3,242 million ($32 million) by applying the Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB statement No.109” (“FIN 48”).

The effective tax rate of 34.5% in fiscal 2008 was 3.3 points higher than the effective rate in fiscal 2007 of 31.2%. The increase in the effective tax rate is due mainly to the decrease in tax refunds in fiscal 2007 by 2.8 points from the Japanese statutory tax rate, while the increase by 1.9 points from applying FIN 48 and a decrease of 0.9 points due to a change in tax rates in Chinese subsidiaries in fiscal 2008.

For detailed information, see Note 17 to the Consolidated Financial Statements in this annual report on Form 20-F.

Minority interests

Minority interests in fiscal 2008 amounted to ¥7,363 million ($74 million) and minority interests related to AVX Corporation, which accounted for approximately 30% of minority ownership interests, amounted to ¥4,964 million ($50 million). Minority interests in fiscal 2008 increased by ¥1,039 million ($10 million) compared with minority interests of ¥6,324 million in fiscal 2007. This was due mainly to an increase in net income at Kyocera Communication Systems Co., Ltd., which accounted for approximately 25% of minority ownership interests.

Fiscal 2007 compared with Fiscal 2006

The following table shows a summary of Kyocera’s results of operations for fiscal 2006 and fiscal 2007:

	Years ended March 31,				Increase (Decrease)
	2006		2007
	Amount	%	Amount	%	%
	(Yen in millions)
Net sales	¥1,173,544	100.0	¥1,283,897	100.0	9.4
Cost of sales	835,042	71.2	900,470	70.1	7.8

Gross profit	338,502	28.8	383,427	29.9	13.3
Selling, general and administrative expenses	238,807	20.3	248,325	19.4	4.0

Profit from operations	99,695	8.5	135,102	10.5	35.5
Interest and dividend income	8,990	0.8	15,472	1.2	72.1
Interest expense	(1,301)	(0.1)	(1,647)	(0.1)	—
Foreign currency transaction gains (losses), net	(316)	0.0	(65)	(0.0)	—
Equity in (losses) earnings of affiliates and unconsolidated subsidiaries	(1,216)	(0.1)	2,621	0.2	—
Gains on sales and maturities of securities, net	1,472	0.1	3,819	0.3	159.4
Gains on exchange for the shares	5,294	0.4	24	0.0	(99.5)
Gain on sale of investment in an affiliate	6,931	0.6	26	0.0	(99.6)
Loss on impairment of investment in an affiliate	(3,492)	(0.3)	—	—	—
Other, net	1,180	0.1	1,188	0.1	0.7

	17,542	1.5	21,438	1.7	22.2

Income from continuing operations before income taxes and minority interests	117,237	10.0	156,540	12.2	33.5
Income taxes	46,760	4.0	48,887	3.8	4.5

Income from continuing operations before minority interests	70,477	6.0	107,653	8.4	52.7
Minority interests	(4,389)	(0.4)	(6,324)	(0.5)	—

Income from continuing operations	66,088	5.6	101,329	7.9	53.3
Income from discontinued operations	3,608	0.3	5,175	0.4	43.4

Net income	¥69,696	5.9	¥106,504	8.3	52.8

Note 3: Kyocera sold its all of our shares in Kyocera Leasing Co., Ltd., a subsidiary engaged in financing services; as a result, business results and profit on sales for Kyocera Leasing Co., Ltd. for fiscal 2007 have been recorded as income from discontinued operations in conformity with Statement of Financial Accounting Standards No.144, “Accounting for the impairment or disposal of Long-Lived Assets.” Figures for fiscal 2006 have been retrospectively reclassified for comparative purposes. As a result, reclassified consolidated net sales for fiscal 2006 decreased by ¥7,945 million compared with the result previously reported, reclassified profit from operations decreased by ¥3,512 million and income from continuing operations before income taxes and minority interests for fiscal 2006 decreased by ¥4,151 million, respectively.

Net sales

Consolidated net sales for fiscal 2007 increased by ¥110,353 million, or 9.4%, to ¥1,283,897 million, compared with ¥1,173,544 million in fiscal 2006.

Consolidated net sales in the Components Business in fiscal 2007 increased by ¥69,058 million, or 11.9%, to ¥650,877 million compared with fiscal 2006. In particular, sales in the Electronic Device Group were strong throughout the year, notably in ceramic capacitors and timing devices. As a result, sales in the Electronic Device Group increased by ¥26,564 million, or 10.2% compared with fiscal 2006. In addition, sales in the Fine Ceramic Parts Group, the Semiconductor Parts Group and the Applied Ceramic Products Group also achieved growth of 17.2%, 12.6% and 11.5%, respectively, compared with fiscal 2006.

Consolidated net sales in the Equipment Business increased by ¥41,548 million, or 8.7% to ¥519,964 million compared with fiscal 2006. Sales in the Telecommunications Equipment Group and the Information Equipment Group increased by ¥22,148 million, or 9.7%, and ¥19,400 million, or 7.8% compared with fiscal 2006. These increases were due to strong demand in mobile phone handsets and new printers and multifunctional systems.

A detailed analysis and discussion of Kyocera’s net sales by reporting segment and geographic segment are as follows:

Net sales by reporting segment

The following table shows a breakdown of Kyocera’s total consolidated net sales for fiscal 2006 and fiscal 2007 by the seven reporting segments:

	Years ended March 31,				Increase (Decrease)
	2006		2007
	Amount	%	Amount	%	%
	(Yen in millions)
Fine Ceramic Parts Group	¥69,373	5.9	¥81,326	6.3	17.2
Semiconductor Parts Group	135,299	11.6	152,292	11.9	12.6
Applied Ceramic Products Group	117,555	10.0	131,103	10.2	11.5
Electronic Device Group	259,592	22.1	286,156	22.3	10.2

Total Components Business	581,819	49.6	650,877	50.7	11.9
Telecommunications Equipment Group	229,035	19.5	251,183	19.6	9.7
Information Equipment Group	249,381	21.2	268,781	20.9	7.8

Total Equipment Business	478,416	40.7	519,964	40.5	8.7
Others	132,290	11.3	137,235	10.7	3.7
Adjustments and eliminations	(18,981)	(1.6)	(24,179)	(1.9)	—

	¥1,173,544	100.0	¥1,283,897	100.0	9.4

Note 4: Commencing in fiscal 2007, the Precision Machine Division of Kyocera Corporation, formerly included in “Corporate,” has been reclassified into “Others.” In addition, commencing in fiscal 2008, the “Optical Equipment Group,” previously a separate reporting segment, has been reclassified into “Others.” Accordingly, previously reported results of these reporting segments for fiscal 2006 and 2007 have been retrospectively reclassified.

(1) Fine Ceramic Parts Group

Sales in this segment in fiscal 2007 increased by ¥11,953 million, or 17.2%, to ¥81,326 million, compared with ¥69,373 million in fiscal 2006. This increase was due primarily to expanded demand for components for semiconductor processing equipment, spurred by strong production activities in the semiconductor industry.

(2) Semiconductor Parts Group

Sales in this segment increased by ¥16,993 million, or 12.6%, to ¥152,292 million, compared with ¥135,299 million in fiscal 2006. This increase was due mainly to increased demand for ceramic packages used in mobile phone handsets and digital still cameras.

(3) Applied Ceramic Products Group

Sales in this segment increased by ¥13,548 million, or 11.5%, to ¥131,103 million, compared with ¥117,555 million in fiscal 2006. This increase was due mainly to sales growth of solar energy products, particularly in the European market, combined with increased demand for medical materials and cutting tools.

(4) Electronic Device Group

Sales in this segment increased by ¥26,564 million, or 10.2%, to ¥286,156 million, compared with ¥259,592 million in fiscal 2006. Demand for products such as ceramic capacitors, crystal-related components, and connectors expanded primarily due to strong production activity for digital consumer equipment. In addition, AVX Corporation, a U.S. subsidiary, also recorded increased sales.

(5) Telecommunications Equipment Group

Sales in this segment increased by ¥22,148 million, or 9.7%, to ¥251,183 million, compared with ¥229,035 million in fiscal 2006. This increase was due to sales growth of new mobile phone handsets in Japan and overseas.

(6) Information Equipment Group

Sales in this segment increased by ¥19,400 million, or 7.8%, to ¥268,781 million, compared with ¥249,381 million in fiscal 2006. Sales of multifunctional systems and ECOSYS printers expanded overseas as a result of the aggressive introduction of new products and enhanced marketing activities.

(7) Others

Sales in this segment increased by ¥4,945 million, or 3.7%, to ¥137,235 million, compared with ¥132,290 million in fiscal 2006. This increase was due mainly to growth of sales in the telecommunications engineering business at Kyocera Communication Systems Co., Ltd.

Net sales by geographic segment

The following table shows a breakdown of Kyocera’s total consolidated net sales for fiscal 2006 and fiscal 2007, distinguishing between domestic and overseas sales and, with respect to overseas sales, showing the geographical areas in which such sales were made:

	Years ended March 31,				Increase (Decrease)
	2006		2007
	Amount	%	Amount	%	%
	(Yen in millions)
Japan	¥467,035	39.8	¥496,959	38.7	6.4
United States of America	253,696	21.6	274,361	21.4	8.1
Asia	198,731	16.9	216,663	16.9	9.0
Europe	184,351	15.7	210,726	16.4	14.3
Others	69,731	6.0	85,188	6.6	22.2

	¥1,173,544	100.0	¥1,283,897	100.0	9.4

Note 5: For the reasons set forth in Note 3, consolidated sales in Japan in fiscal 2006 decreased by ¥7,945 million, compared with those previously reported.

Sales in Japan, which comprised 38.7% of consolidated net sales, increased by ¥29,924 million, or 6.4%, to ¥496,959 million, compared with ¥467,035 million in fiscal 2006, due to sales growth in mobile phone handsets and products in the Fine Ceramic Parts Group, such as components for semiconductor processing equipment. Overseas sales, which comprised 61.3% of consolidated net sales, increased by ¥80,429 million, or 11.4%, to ¥786,938 million, compared with ¥706,509 million in fiscal 2006, due to sales growth of the Electronic Device Group in Asia, the Information Equipment and solar energy business in Europe, and mobile phone handsets and the Semiconductor Parts Group in the United States.

Since almost all overseas sales were denominated in U.S. dollars or Euro, the depreciation of the yen against these currencies during fiscal 2007 produced a positive impact of approximately ¥39.6 billion in net sales compared with fiscal 2006, after translation into yen.

Sales in the United States increased by ¥20,665 million, or 8.1%, to ¥274,361 million, compared with ¥253,696 million in fiscal 2006, due to sales growth of mobile phone handsets at Kyocera Wireless Corp., sales growth of the Semiconductor Parts Group, and sales growth of the Information Equipment Group. Sales in Asia increased by ¥17,932 million, or 9.0%, to ¥216,663 million, compared with ¥198,731 million in fiscal 2006, due to higher sales growth of the Electronic Device Group for digital consumer equipment and higher sales growth of the Semiconductor Parts Group. Sales in Europe increased by ¥26,375 million, or 14.3%, to ¥210,726 million, compared with ¥184,351 million in fiscal 2006, due mainly to sales growth of the Information Equipment Group, including products such as ECOSYS printers and multifunctional systems, and sales growth of the Electronic Device Group, combined with expanded sales in solar energy products. Sales in Others increased by ¥15,457 million, or 22.2%, to ¥85,188 million, compared with ¥69,731 million in fiscal 2006, due primarily to sales growth of mobile phone handsets.

Cost of sales and gross profit

In fiscal 2007, cost of sales increased by ¥65,428 million, or 7.8%, to ¥900,470 million from ¥835,042 million in fiscal 2006. This is due mainly to an increase in raw material costs as well as expansion of production due to strong demand in the Components Business and the Equipment Business.

Raw material costs of ¥388,095 million accounted for 43.1%, and labor costs of ¥163,836 million accounted for 18.2% out of the total cost of sales. The ratio of cost of sales to net sales was 70.1%, a decrease of 1.1 points compared with 71.2% in fiscal 2006. This decrease was primarily caused by improved productivity. Reduction of production costs at Kyocera Wireless Corp. as a result of structural reforms as well as cost reduction in the Optical Equipment Group due mainly to the downsizing of the camera business contributed to this improvement.

As a result, gross profit increased by ¥44,925 million, or 13.3%, in fiscal 2007 to ¥383,427 million from ¥338,502 million in fiscal 2006. The gross profit to net sales ratio increased by 1.1 points from 28.8% to 29.9%.

SG&A expenses and profit from operations

Selling, general and administrative (SG&A) expenses in fiscal 2007 increased by ¥9,518 million, or 4.0%, to ¥248,325 million, compared with ¥238,807 million in fiscal 2006. This primarily reflected increases in sales promotion costs due to strengthened marketing efforts and in software development costs in the Equipment Business. Labor cost was ¥119,267 million, or 48.0% of total SG&A expenses, and sales promotion and advertising cost was ¥41,337 million, or 16.6% of total SG&A expenses. The proportion of SG&A expenses to net sales dropped by 0.9 points to 19.4% in fiscal 2007, compared with 20.3% in fiscal 2006.

The increase in gross profit was more than an increase in SG&A expenses and as a result, profit from operations increased by ¥35,407 million, or 35.5%, to ¥135,102 million compared with ¥99,695 million in fiscal 2006 due to further increase of gross profit. The operating margin rose by 2.0 points to 10.5% in fiscal 2007 compared with 8.5% in fiscal 2006.

Interest and dividend income

Interest and dividend income in fiscal 2007 increased by ¥6,482 million, or 72.1%, to ¥15,472 million, compared with ¥8,990 million in fiscal 2006. This was mainly due to favorable investment management results and an increase in dividend income from KDDI Corporation. Kyocera has an investment policy aimed at low risk, stability and liquidity, and it does not typically invest in high-risk financial instruments only for pursuing profits.

Interest expense

Interest expense in fiscal 2007 increased by ¥346 million, or 26.6%, to ¥1,647 million, compared with ¥1,301 million in fiscal 2006. This was mainly due to an increase in interest expense at foreign subsidiaries and a slight upward trend of interest rates in Japanese financial market.

Foreign currency translation

During fiscal 2007, the average exchange rate for the yen depreciated by ¥4, or 3.5%, against the U.S. dollar and depreciated by ¥12, or 8.7%, against the Euro as compared with fiscal 2006. At March 31, 2007, the yen had depreciated by ¥1, or 0.9%, against the U.S. dollar and had depreciated by ¥14, or 9.8%, against the Euro compared with at March 31, 2006. Kyocera recorded foreign currency transaction losses of ¥65 million in fiscal 2007.

Kyocera typically enters into forward exchange contracts to minimize currency exchange risks on foreign currency denominated receivables and payables. Kyocera confines its use of derivative financial instruments to the hedging of its foreign exchange exposures and does not utilize derivative transactions for trading purposes.

Gains and losses from investments

In fiscal 2007, Kyocera’s earnings or losses on equity-method investments resulted in earnings of ¥2,621 million, an increase of ¥3,837 million, compared with losses of ¥1,216 million in fiscal 2006. Kyocera’s equity in earnings of affiliates and unconsolidated subsidiaries in fiscal 2007 was derived mainly from interests in WILLCOM, Inc.

Kyocera Corporation owns a 30% interest in WILLCOM, Inc., which operates a PHS service in Japan. Kyocera Corporation accounted for this investment using the equity method. WILLCOM, Inc. recorded net losses due mainly to temporary sales commission in fiscal 2006. However, WILLCOM, Inc. recorded net income derived from an increase in net sales originated by a steady increase of customers in fiscal 2007. As a result, Kyocera recognized earnings on equity method investments.

Net gains on sales and maturities of securities in fiscal 2007 increased by ¥2,347 million, or 159.4%, to ¥3,819 million, compared with ¥1,472 million in fiscal 2006. This was due mainly to realization of unrealized gains by sale of investment securities.

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

Kyocera Mita Corporation owns a 30% interest in Triumph-Adler AG Group (TA), a distributor of office equipment, and Kyocera Mita Corporation accounted for its investment under the equity method. Kyocera recognized a loss on impairment of investment in TA of ¥3,492 million due to an extended decline in its market value in fiscal 2006. Kyocera did not recognize a loss on impairment of investment in TA as a result of an increase of its market value in fiscal 2007.

Income from continuing operations before income taxes

Enhanced profitability through the effects of increased sales and improved productivity contributed to increased operating profit of all reporting segments in the Components Business and the Equipment Businesses. In addition, interest and dividend income and equity in earnings of affiliates and unconsolidated subsidiaries increased compared with fiscal 2006. As a result, income from continuing operations before income taxes for fiscal 2007 increased by ¥39,303 million, or 33.5%, to ¥156,540 million compared with ¥117,237 million in fiscal 2006. Operating profit in the Components Business resulted in an increase of ¥26,906 million, or 34.6%, due primarily to sales growth and improved productivity in the Electronic Device Group. Operating profit in the Equipment Business significantly increased, growing by ¥13,434 million, or 71.0%, due to rising sales of the Information Equipment Group. This increase resulted in a profit in the Telecommunications Equipment Group and decreased operating loss in the Optical Equipment Group.

Operating profit by reporting segment

The following table shows a breakdown of Kyocera’s consolidated income from continuing operations before income taxes, and operating profit for fiscal 2006 and fiscal 2007 by the eight reporting segments:

	Years ended March 31,				Increase (Decrease)
	2006		2007
	Amount	%*	Amount	%*	%
	(Yen in millions)
Fine Ceramic Parts Group	¥11,014	15.9	¥15,677	19.3	42.3
Semiconductor Parts Group	17,742	13.1	22,210	14.6	25.2
Applied Ceramic Products Group	21,876	18.6	22,334	17.0	2.1
Electronic Device Group	27,170	10.5	44,487	15.5	63.7

Total Components Business	77,802	13.4	104,708	16.1	34.6
Telecommunications Equipment Group	(1,706)	—	291	0.1	—
Information Equipment Group	26,412	10.6	33,970	12.6	28.6

Total Equipment Business	24,706	5.2	34,261	6.6	38.7
Others	3,209	2.4	6,881	5.0	114.4

Operating profit	105,717	9.0	145,850	11.4	38.0
Corporate	12,785	—	8,569	—	(33.0)
Equity in (losses) earnings of affiliates and unconsolidated subsidiaries	(1,216)	—	2,621	—	—
Adjustments and eliminations	(49)	—	(500)	—	—

Income from continuing operations before income taxes	¥117,237	10.0	¥156,540	12.2	33.5

*	% to net sales of each corresponding segment

Note 6: Commencing in fiscal 2007, the Precision Machine Division of Kyocera Corporation, formerly included within “Corporate,” has been reclassified into “Others.” In addition, commencing in fiscal 2008, the “Optical Equipment Group,” previously a separate reporting segment, has been reclassified into “Others.” Accordingly, previously reported results of these reporting segments for fiscal 2006 and 2007 have been retrospectively reclassified.

(1) Fine Ceramic Parts Group

Operating profit in this segment increased by ¥4,663 million, or 42.3%, to ¥15,677 million, compared with ¥11,014 million in fiscal 2006. This was primarily due to sales growth of components for semiconductor processing equipment, which are the core products in this reporting segment.

(2) Semiconductor Parts Group

Operating profit in this segment increased by ¥4,468 million, or 25.2%, to ¥22,210 million, compared with ¥17,742 million in fiscal 2006. This increase was due mainly to sales growth of ceramic packages for mobile phone handsets and digital still cameras.

(3) Applied Ceramic Products Group

Operating profit in this segment increased by ¥458 million, or 2.1%, to ¥22,334 million, compared with ¥21,876 million in fiscal 2006. Operating profit in this segment grew mainly due to increased profit in dental implants, artificial bone and joint prosthesis, and jewelry and applied ceramic related products.

(4) Electronic Device Group

Operating profit in this segment increased by ¥17,317 million, or 63.7%, to ¥44,487 million, compared with ¥27,170 million in fiscal 2006. Demand for products such as capacitors, crystal-related components, and connectors expanded due primarily to strong production activity for digital consumer equipment throughout the year. In addition, AVX Corporation in particular improved its operating profit.

(5) Telecommunications Equipment Group

Operating profit in this segment improved by ¥1,997 million to ¥291 million, compared with ¥1,706 million in operating loss in fiscal 2006. Despite the impairment loss of inventory in the PHS business in fiscal 2007, operating profit in this segment improved due to reduction of operating loss at Kyocera Wireless Corp. as a result of structural reforms, along with sales growth of new mobile phone handsets in Japan.

In fiscal 2006, Kyocera outsourced the manufacture of mobile phone handsets of Kyocera Wireless Corp. and sold its manufacturing equipment and inventories to Flextronics International Ltd, a leading provider of electronics manufacturing services. Kyocera Wireless Corp. reduced its manufacturing costs significantly and improved its profitability by taking cost-down activities in its procurements of parts and materials through a strong promotion of the outsourcing to Flextronics International Ltd. and by making fixed costs related to the manufacturing of mobile phone handsets into variable costs. Kyocera Wireless Corp. also focused its business operation on specializing in the research, development, sales and marketing of mobile phone handsets.

(6) Information Equipment Group

Operating profit in this segment increased by ¥7,558 million, or 28.6%, to ¥33,970 million, compared with ¥26,412 million in fiscal 2006. This was due to sales growth of ECOSYS printers, multifunctional systems and consumables as well as due to the positive effects of the yen’s depreciation against the Euro and the U.S. dollar.

(7) Others

Operating profit in this segment increased by ¥3,672 million, or 114.4%, to ¥6,881 million, compared with ¥3,209 million in fiscal 2006. In spite of a loss on impairment of goodwill, which was caused by stagnant sales and profit results amounting to ¥1,478 million at a domestic subsidiary in fiscal 2007, downsizing of the camera business and an absence of expenses for structural reform, which were recorded in fiscal 2006, contributed to an overall increase in operating profit.

(8) Corporate

Corporate income and losses constitute income and expenses related to the provision of management-related services by Kyocera’s head office to each reporting segment, together with any profit-and-loss items that management judges not to belong within the above reporting segments, such as gains or losses relating to investment securities. Corporate income decreased by ¥4,216 million, or 33.0%, to ¥8,569 million, compared with ¥12,785 million in fiscal 2006. Interest and dividend income, which were the main contributors, increased compared with fiscal 2006. However, the income in fiscal 2006 included a gain of ¥6,931 million through the sale of all of our shares of Taito Corporation, an exchange gain of ¥5,281 million on shares of UFJ Holdings, Inc. in connection with the exchange of those shares of those shares of Mitsubishi UFJ Financial Group, and a loss of ¥3,492 million on impairment of investment in TA, an affiliate of Kyocera Mita Corporation. As a result, corporate profit decreased compared with fiscal 2006.

Taxes

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

Current and deferred income taxes in fiscal 2007 increased by ¥2,127 million, or 4.5%, to ¥48,887 million compared with ¥46,760 million in fiscal 2006.

Current income taxes in fiscal 2007 included the tax refunds of ¥4,305 million. The tax refunds were related to the cancellation of a portion of ¥12,748 additional taxes imposed by Osaka Regional Tax Bureau on March 28, 2005 which Kyocera had expensed in the year ended March 31, 2005. For detailed information, see Note 17 to the Consolidated Financial Statements in this annual report on Form 20-F.

The effective tax rate of 31.2% in fiscal 2007 was 8.7 points lower than 39.9% in fiscal 2006. The decrease in the effective tax rate is due mainly to the changes in valuation allowance against deferred tax assets. In fiscal 2006, Kyocera recognized additional valuation allowance against deferred tax assets at several subsidiaries with continued losses, which made the effective tax rate 5.8% higher than the Japanese statutory tax rate. In fiscal 2007, there were no significant changes in valuation allowance against deferred tax assets. The tax refunds related to the transfer pricing adjustments also contributed to the lower effective tax rate in fiscal 2007, which made the effective tax rate 2.8% lower than the Japanese statutory tax rate. For detailed information, see Note 17 to the Consolidated Financial Statements in this annual report on Form 20-F.

Minority interests

Kyocera’s minority interests are principally related to AVX Corporation, which accounted for approximately 30% of all minority ownership interests. Minority interests increased by ¥1,935 million to ¥6,324 million in fiscal 2007, compared with ¥4,389 million in fiscal 2006. This was due mainly to a large increase in net income at AVX Corporation.

Discontinued Operations

On August 1, 2006, Kyocera sold all of our shares in Kyocera Leasing Co., Ltd. (presently Diamond Asset Finance Company Limited) to Diamond Lease Company Limited (presently Mitsubishi UFJ Lease & Finance Company Limited) for ¥25,274 million, aiming to concentrate Kyocera’s management resources on its core businesses to enhance and improve its corporate value. In recent years active reorganization has been ongoing within the financing industry. Under such circumstances, Kyocera considered it better for Kyocera Leasing Co., Ltd. to work with Diamond Lease Company Limited and not with Kyocera, which is mainly engaged in manufacturing, to enable Kyocera Leasing Co., Ltd. to continue to grow and further develop its businesses. Kyocera also believed this sale would enable Kyocera to concentrate management resources on its businesses requiring enhancement to improve its corporate value. Kyocera has accounted for the results of operations and the sale of Kyocera Leasing Co., Ltd. less appreciable income taxes as discontinued operations in accordance with Statement of Financial Accounting Standards (SFAS) No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” in its consolidated statements of income.

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

An accounting estimate in Kyocera’s consolidated financial statements is a critical accounting estimate if it requires Kyocera to make assumptions about matters that are highly uncertain at the time the accounting estimate is made and if either different estimates that Kyocera reasonably could have used in the current period or changes in the accounting estimate that are reasonably likely to occur from period to period would have a material impact on the presentation of Kyocera’s financial condition, changes in financial condition or results of operations. Kyocera has identified the following critical accounting policies with respect to its financial presentation.

Allowances for doubtful accounts

Kyocera maintains allowances for doubtful accounts related to both trade and finance receivables for estimated losses resulting from customers’ inability to make timely payments, including interest on finance receivables. Kyocera’s estimates are based on various factors, including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of a specific customer’s inability to meet its financial obligations, a specific allowance against these amounts is provided considering the fair value of assets pledged by the customer as collateral.

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

As a result of continuous strict controls and adjustments on inventories, Kyocera recognized inventory write-downs of ¥11,328 million and ¥5,141 million ($51 million) in fiscal 2007 and 2008, respectively. The amounts of these inventory write-downs by reporting segments appear in Note 19 to the Consolidated Financial Statements included in this annual report on Form 20-F. A large portion of these inventory write-downs arose from inventories of telecommunications equipment and information equipment. These products were subject to a decrease in demand and a decline in price, and turned out to be obsolete because of their short product lives.

The majority of Kyocera’s inventories are produced for the IT industry. Each of these products generally has a short product life, and is susceptible to market demand and price fluctuations. In light of the impacts by segments, inventory write-downs significantly affect all the segments. If market conditions and demand in the information technology industry are less favorable than Kyocera’s projections, additional write-downs may be required.

Impairment of securities and investments

Kyocera records impairment charges for debt and equity securities and investments in affiliates and unconsolidated subsidiaries accounted for under the equity method when it believes that the decline of fair value is other-than-temporary. Kyocera regularly reviews each security and investment for impairment based on the extent to which the fair value is less than cost, the duration of the decline, the anticipated recoverability of fair value in the future and the financial conditions of the issuer. Poor operating results of the issuers of these securities or adverse changes in the market may cause impairment losses in future periods. The impairment losses are recorded as Corporate losses.

Kyocera recognized losses on impairment of securities (current asset) and investment securities (non-current) of ¥955 million and ¥247 million ($2 million) in fiscal 2007 and 2008, respectively.

Kyocera is currently a major shareholder of KDDI Corporation. The price fluctuation of the shares of KDDI Corporation may affect Kyocera’s financial conditions. At March 31, 2008, the unrealized gain of ¥99,697 million ($997 million) on the shares of KDDI Corporation held by Kyocera had decreased considerably compared with that of ¥289,853 million as of at March 31, 2007, reflecting a fluctuation of the market price of the shares of KDDI Corporation during fiscal 2008. As the operating results of KDDI Corporation were stable, the performance of the shares of KDDI Corporation is considered to be temporary. For detailed information on the gross unrealized gain or loss, see Note 5 to the Consolidated Financial Statements in this report.

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

Goodwill and other intangible assets

Kyocera has adopted SFAS No.142, “Goodwill and Other Intangible Assets.” This requires that, rather than being amortized, goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually and also following any events or changes in circumstances that might lead to impairment. Intangible assets with definite useful lives are amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

An increase in goodwill of ¥10,413 million ($104 million) in fiscal 2008 mainly reflected goodwill that resulted from the acquisition of American Technical Ceramics Corp. by AVX Corporation, which is included in the Electronic Device Group. For detailed information about this acquisition, see Note 4 to the Consolidated Financial Statements in this annual report on Form 20-F.

In the three months ended March 31, 2007, Kyocera performed the annual impairment test of goodwill and other intangible assets and recorded an impairment loss of ¥ 1,478 million in a reporting unit in the Others segment. The impairment charge reflected the overall decline in the fair value of a domestic subsidiary. The fair value of the subsidiary was estimated principally using the expected present value of future cash flow.

In the three months ended March 31, 2008, Kyocera also performed the annual impairment test and no impairment loss was recognized.

Deferred tax assets

Kyocera records deferred tax assets with valuation allowances to adjust their carrying amounts when it believes that it is more likely than not that the assets will not be realized. The valuation of deferred tax assets principally depends on the estimation of future taxable income and feasible tax planning strategies. If future taxable income is lower than expected due to future market conditions or poor operating results, significant adjustments to deferred tax assets may be required. At March 31, 2008, deferred tax assets amounted to ¥88,978 million ($890 million), which Kyocera considers will reasonably be realized in the future. This estimate is reasonable when compared with the amounts of income from continuing operations before income taxes and income taxes in fiscal 2008.

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

As of March 31, 2007, Kyocera adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” which requires an employer to recognize the over funded or under funded status of its defined benefit postretirement plans as an asset or liability in its consolidated balance sheets and to recognize changes in that funded status through comprehensive income in the year in which the changes occur. Accordingly, if changes in the assumptions lead to increases of projected benefit obligations or decrease in the value of plan assets, the amounts of comprehensive income will decrease.

Sensitivity analysis of benefit plans

The following table illustrates the effect of assumed changes in discount rates and the expected rate of return on plan assets, while holding assuming all other assumptions consistent, for the benefit plan at Kyocera Corporation and its major domestic subsidiaries which accounts for a significant portion of Kyocera’s projected benefit obligations and net periodic pension costs.

Effect on projected benefit obligation as of March 31, 2008
(Yen in millions)
Discount rates:
0.25% decrease	¥3,671
0.25% increase	(3,462)

Effect on income before income taxes for the year ending March 31, 2009
Discount rates:
0.25% decrease	¥(100)
0.25% increase	96
Expected rate of return on plan assets:
0.25% decrease	(300)
0.25% increase	300

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

AVX Corporation has been named as a potentially responsible party in state and federal administrative proceedings seeking contribution for costs associated with the correction and remediation of environmental conditions at various waste disposal and operating sites. To resolve AVX Corporation’s liability at each of the sites at which AVX Corporation has been named a potentially responsible party, AVX Corporation has entered into various administrative orders and consent decrees with federal and state regulatory agencies. AVX Corporation has paid, or reserved for, all estimated amounts required under the terms of these orders and decrees corresponding to AVX Corporation’s apportioned share of the liabilities.

In July 2007, AVX Corporation received oral notification from the Environmental Protection Agency, and in December 2007, written notification from the U.S. Department of Justice indicating that the United States is preparing to exercise the reopener provision under a consent decree relating to the environmental conditions at, and remediation of, New Bedford Harbor in the Commonwealth of Massachusetts. The Environmental Protection Agency has indicated that remediation costs through December 6, 2007 (which remediation is ongoing) are approximately ¥31,850 million ($319 million). AVX Corporation has not yet completed an investigation of the monies spent or its available defenses in light of the notification. AVX Corporation has also not yet determined whether or to what extent other parties may bear responsibility for these costs. On April 1, 2008, the Environmental Protection Agency indicated that the future work to be performed at the harbor is expected to exceed hundreds of millions of dollars under current estimates. AVX Corporation anticipates further discussions with the U.S. Department of Justice, the Environmental Protection Agency and the Commonwealth of Massachusetts.

The potential impact of this matter on Kyocera’s financial position, results of operations and cash flows cannot be determined at this time.

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

Recently adopted Accounting Standards

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (FIN 48) which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 also provides guidance on derecognition, classification, interest and penalties, disclosure and transitional measures. FIN 48 was effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN48, which was effective April 1, 2007, increased the opening balance of retained earnings by ¥3,968 million ($40 million). For detailed information, see Note 17 to the Consolidated Financial Statements in this annual report on Form 20-F.

Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” The purpose of SFAS No. 157 is to define fair value, establish a framework for measuring fair value and enhance disclosures about fair value measurements. In February 2008, the FASB issued FASB Staff Position (FSP) 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” (FSP 157-1) and

FSP 157-2, “Effective Date of FASB Statement No. 157” (FSP 157-2). FSP 157-1 amends SFAS No. 157 to remove certain leasing transactions from its scope. FSP 157-2 delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities. The measurement and disclosure requirements related to financial assets and financial liabilities are effective April 1, 2008. The adoption of SFAS No. 157 for financial assets and financial liabilities is not expected to have a material impact on Kyocera’s consolidated results of operations and financial position. Kyocera is currently evaluating the impact that SFAS No. 157 will have on Kyocera’s consolidated results of operations and financial position when it is applied to non-financial assets and non-financial liabilities beginning after April 1, 2009.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115.” SFAS No.159 provides companies with an option to report selected financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings. SFAS No.159 is effective beginning after April 1, 2008. The adoption of SFAS No. 159 is not expected to have a significant impact on Kyocera’s consolidated results of operations or financial position.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) (SFAS No. 141R), “Business Combinations”, which requires assets, liabilities and noncontrolling interests be measured at fair value. Under SFAS No.141R, transaction and restructuring costs are required to be generally expensed, as well as contingent consideration and in-process research and development be recorded at fair value on acquisition date as a part of fair value of acquired business. In addition, any tax adjustment made after the measurement period impacts income tax expenses. Kyocera will assess the impact of SFAS No.141R on any future acquisition and SFAS No. 141R will become effective for Kyocera on April 1, 2009.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements an Amendment of Accounting Research Bulletin No.51.” SFAS No.160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No.160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No.160 is effective for fiscal years beginning on or after December 15, 2008. Kyocera is currently evaluating the impact that SFAS No.160 will have on Kyocera’s consolidated results of operations and financial position.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities an Amendment of FASB Statement No.133”. SFAS No. 161 requires enhanced disclosures regarding an entity’s derivative and hedging activities to provide adequate information about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SAFS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective beginning after November 15, 2008. As SFAS No. 161 does not impact the measurement or recognition of derivative instruments, the adoption of SFAS No. 161 will not have any impact on Kyocera’s financial position, financial performance or cash flows.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States of America. The sources of accounting principles that are generally accepted are categorized in descending order as follows:

a)	FASB Statements of Financial Accounting Standards and Interpretations, FASB Statement 133 Implementation Issues, FASB Staff Positions and American Institute of Certified Public Accountants (AICPA) Accounting Research Bulletins and Accounting Principles Board Opinions that are not superseded by actions of the FASB

b)	FASB Technical Bulletins and, if cleared by the FASB, AICPA Industry Audit and Accounting Guides and Statements of Position

c)	AICPA Accounting Standards Executive Committee Practice Bulletins that have been cleared by the FASB, consensus positions of the FASB Emerging Issues Task Force (EITF) and the Topics discussed in Appendix D of EITF Abstracts (EITF D-Topics) and

d)	Implementation guides (Q&As) published by the FASB staff, AICPA Accounting Interpretations, AICPA Industry Audit and Accounting Guides and Statements of Position not cleared by the FASB and practices that are widely recognized and prevalent either generally or in the industry

The adoption of SFAS No. 162 is not expected to have any impact on Kyocera’s consolidated results of operations and financial position.

B. Liquidity and Capital Resources

Capital resources

In the short term, Kyocera expects cash demands for working capital and funds for capital expenditures required for the expansion of operations, purchases of its treasury stock and payments of dividends to stockholders. Kyocera’s primary source of short-term liquidity is cash generated by operations. Certain subsidiaries also generate capital in the form of loans from financial institutions. At March 31, 2008, Kyocera’s short-term borrowings and long-term debt including current portion totaled ¥19,009 million ($190 million). The ratio to total assets of 1.0% still reflected a low level of dependence. Most borrowings were denominated in U.S. dollar and the yen but certain borrowings were denominated in other foreign currencies. Details of these borrowings are described in “Tabular Disclosure of Contractual obligations,” which also includes the information regarding obligations for the acquisition or construction of property, plant and equipment.

Capital expenditures in fiscal 2008 increased by ¥15,205 million ($152 million), or 21.8%, to ¥85,101 million ($851 million) from ¥69,896 million in fiscal 2007. In fiscal 2008, Kyocera made capital expenditures to expand production capacity in the solar energy business, the Electronic Device Group and the Information Equipment Group. R&D expenditures increased by ¥505 million ($5 million), or 0.8%, to ¥61,605 million ($616 million) from ¥61,100 million in fiscal 2007. In fiscal 2008, Kyocera’s research and development activities developed new products and strengthened functions of products in the solar energy business, the Electronic Device Group and the Information Equipment Group. Nearly all capital and R&D expenditures were funded using cash in hand or cash generated by operations.

During fiscal 2009, Kyocera expects total capital expenditures to be approximately ¥84,000 million ($840 million) and total R&D expenditures to be approximately ¥72,000 million ($720 million). In addition, Kyocera will pay the total amount of the consideration for the acquisition of the mobile phone-related business of SANYO Electric Co., Ltd. in cash during fiscal 2009. See Note 22 to the Consolidated Financial Statements on Form 20-F for the detail of the consideration of this acquisition. Kyocera believes that Kyocera needs to invest its resources continuously in the development of new business areas and improved technology in order to create new products, commercialize advanced technologies and thereby secure future earnings streams.

At March 31, 2008, Kyocera’s working capital totaled ¥816,543 million ($8,165 million), an increase of ¥76,240 million ($762 million), or 10.3%, from ¥740,303 million at March 31, 2007. This was due mainly to the effect of decreases in notes and accounts receivables and a decrease in inventory caused by the integration of inventory control locations at subsidiaries. Kyocera plans to continue to improve capital efficiency by shortening manufacturing lead time and reducing inventory level.

Cash from operations has generally been sufficient for Kyocera to fund its working capital requirements and to fulfill its future capital expenditures, debt repayments and other obligations. Kyocera’s net cash provided by operating activities in fiscal 2008 was ¥196,935 million ($1,969 million), and cash and cash equivalents at March 31, 2008 were ¥447,586 million ($4,476 million). Kyocera believes that its working capital is sufficient for present and predictable future requirements.

Kyocera Corporation acquires treasury stock to facilitate the implementation of flexible capital policies and to develop its business in a dynamic manner in response to changes in the operating environment.

In fiscal 2008, Kyocera Corporation paid cash dividends totaling ¥22,684 million ($227 million), at ¥120 ($1.2) per share. Kyocera Corporation received approval at the general meeting of shareholders held on June 26, 2008 for the payment of year-end dividends totaling ¥11,367 million ($114 million), ¥60 ($0.6) per share, on June 27, 2008 to all stockholders of record on March 31, 2008.

Kyocera believes cash on hand and cash from operations will be sufficient to fund all cash requirements outlined above at least through fiscal 2009. Consequently, Kyocera does not currently intend to use any other external financing sources that might affect its credit agency ratings. If cash generated by operations are insufficient for funding purposes, Kyocera retains other financing options, including external sources, such as short-term or long-term borrowings, as well as financing directly in the capital markets through issuances of debt or equity securities. As evidenced by equity to assets ratio of 73.4% at March 31, 2008, Kyocera maintains a strong financial position, which leads Kyocera to believe that any capital requirements could be secured from external sources at a relatively low cost. Kyocera also maintains good business relationships with several major financial institutions.

Any future significant deterioration in market demand for Kyocera’s products, or a slump in product prices to levels substantially below those projected by Kyocera, could adversely affect Kyocera’s operating results and financial position, possibly resulting in reduced liquidity.

Cash flows

Fiscal 2008 compared with Fiscal 2007

The following table shows a summary of Kyocera’s cash flows for fiscal 2007 and fiscal 2008:

	Years ended March 31,
	2007	2008	2008	Increase (Decrease)
	Amount	Amount	Amount	%
	(Yen in millions and U.S. dollars in thousands)
Cash flows from operating activities	¥149,644	¥196,935	$1,969,350	31.6
Cash flows from investing activities	(151,703)	14,894	148,940	—
Cash flows from financing activities	(20,645)	(28,071)	(280,710)	36.0
Cash and cash equivalents at end of year	282,208	447,586	4,475,860	58.6

Net cash provided by operating activities in fiscal 2008 increased by ¥47,291 million ($473 million), or 31.6%, to ¥196,935 million ($1,969 million) from ¥149,644 million in fiscal 2007. Although accrued income taxes that increased in fiscal 2007 decreased in fiscal 2008, receivables and inventories that increased in fiscal 2007 decreased significantly in fiscal 2008. As a result, net cash provided by operating activities in fiscal 2008 increased.

Cash flow from investing activities turned from ¥151,703 million of cash outflows in fiscal 2007 to ¥14,894 million ($149 million) of cash inflows in fiscal 2008, and increased by ¥166,597 million ($1,666 million) compared with fiscal 2007. This was due mainly to a decrease in purchase of available-for-sales securities and a large increase in withdrawal of time deposits, which exceeded increases in purchases of property, plant and equipment, and intangible assets. This increase was also due to acquisitions of businesses as well as an absence of proceeds from the sale of shares of Kyocera Leasing Co., Ltd. in fiscal 2007.

Net cash used in financing activities in fiscal 2008 increased by ¥7,426 million ($74 million), or 36.0%, to ¥28,071 million ($281 million) from ¥20,645 million in fiscal 2007. This was due mainly to a decrease in short-term borrowings that had increased in fiscal 2007. This decrease exceeded a decrease in payments of long-tem debts in fiscal 2008.

On August 1, 2006, Kyocera sold its shares of Kyocera Leasing Co., Ltd., a subsidiary engaged in financing services. As a result, both the amounts of proceeds from issuance of short-tem and long-term debts, and the amounts of payments of short-term and long-term debt, which were included in financial activities, decreased in fiscal 2008. However, such decreases did not have significant effects on Kyocera’s cash flows in total.

The yen’s appreciation against the U.S. dollar between March 31, 2007 and March 31, 2008 resulted in decreases in cash and cash equivalents of ¥18,380 million ($184 million).

At March 31, 2008, cash and cash equivalents totaled ¥447,586 million ($4,476 million). This represented a increase of ¥165,378 million ($1,654 million), or 58.6%, from ¥282,208 million at March 31, 2007. Most of Kyocera’s cash and cash equivalents were denominated in yen but certain cash and cash equivalents, mainly in overseas subsidiaries, were denominated in foreign currencies, such as the U.S. dollar.

Fiscal 2007 compared with Fiscal 2006

The following table shows a summary of Kyocera’s cash flows for fiscal 2006 and fiscal 2007:

	Years ended March 31,
	2006	2007	Increase (Decrease)
	Amount	Amount	%
	(Yen in millions)
Cash flows from operating activities	¥171,077	¥149,644	(12.5)
Cash flows from investing activities	(165,467)	(151,703)	(8.3)
Cash flows from financing activities	(23,289)	(20,645)	(11.4)
Cash and cash equivalents at end of year	300,809	282,208	(6.2)

Net cash provided by operating activities in fiscal 2007 decreased by ¥21,433 million, or 12.5%, to ¥149,644 million from ¥171,077 million in fiscal 2006. This was due mainly to decreases in cash inflow related to inventories and receivables, although net income increased by ¥36,808 million, or 52.8%, to ¥106,504 million from ¥69,696 million in fiscal 2006. As a result, net cash provided by operating activities in fiscal 2007 decreased compared with fiscal 2006.

Net cash used in investing activities in fiscal 2007 decreased by ¥13,764 million, or 8.3%, to ¥151,703 million from of ¥165,467 million in fiscal 2006.

There was ¥24,553 million of cash inflow proceeds from sale of shares of Kyocera Leasing Co., Ltd. in fiscal 2007, whereas there was ¥24,133 million of cash flow proceeds from sale of shares of Taito Corporation in fiscal 2006. In addition, although acquisition of time deposits significantly increased, there were decreases in payments for purchases of property, plant and equipment, and purchases of available-for-sales securities as well as increases in sales or redemptions of available-for-sales securities and withdrawals of time deposits. As a result, net cash used in investing activities in fiscal 2007 decreased compared with fiscal 2006.

Net cash used in financing activities in fiscal 2007 decreased by ¥2,644 million, or 11.4%, to ¥20,645 million from ¥23,289 million in fiscal 2006. This was due to an increase of ¥5,327 million in sale of treasury stock by exercises of stock options and a decrease in payments of long-term debt, which exceeded decreases in proceeds from short-term borrowings and long-term debt.

The yen’s depreciation against the U.S. dollar and the Euro between March 31, 2006 and March 31, 2007 resulted in increases in cash and cash equivalents of ¥4,103 million.

At March 31, 2007, cash and cash equivalents totaled ¥282,208 million. This represented a decrease of ¥18,601 million, or 6.2%, from ¥300,809 million at March 31, 2006. Most of Kyocera’s cash and cash equivalents were denominated in yen but certain cash and cash equivalents, mainly in overseas subsidiaries, were denominated in foreign currencies, such as the U.S. dollar.

Assets, liabilities and stockholders’ equity

Kyocera’s total assets at March 31, 2008 decreased by ¥153,718 million ($1,537 million), or 7.2% to ¥1,976,746 million ($19,767 million), compared with ¥2,130,464 million at March 31, 2007.

Cash and cash equivalents increased by ¥165,378 million ($1,654 million), or 58.6%, to ¥447,586 million ($4,476 million). This was due mainly to the effect of sales of government bonds and withdrawal of time deposits in addition to an increase of operating profit.

Short-term investments decreased by ¥65,992 million ($660 million), or 30.9%, to ¥147,503 million ($1,475 million), due mainly to withdrawals of certificate and time deposits at Kyocera Corporation.

Accounts receivables decreased by ¥30,858 million ($309 million), or 13.1%, to ¥205,522 million ($2,055 million), due mainly to a decrease in sales of the Telecommunications Equipment Group in United States of America.

Other current assets increased by ¥14,378 million ($144 million), or 35.3%, to ¥55,135 million ($551 million), due mainly to an increase of advance payments of the long-term purchase agreements for certain materials at Kyocera.

Securities and other investments decreased by ¥253,199 million ($2,532 million), or 36.7%, to ¥437,369 million ($4,374 million), due mainly to declines in market values of the shares of KDDI Corporation and other equity securities at March 31, 2008 compared with March 31, 2007.

Total property, plant and equipment at cost, net of accumulated depreciation, increased by ¥4,993 million ($50 million), or 1.8%, to ¥285,899 million ($2,859 million). Capital expenditure in fiscal 2008 was ¥85,101 million ($851 million), and depreciation was ¥75,630 million ($756 million) including ¥12,293 million ($123 million) which was influenced by the change in depreciation methods.

Kyocera’s total liabilities at March 31, 2008 decreased by ¥88,402 million ($884 million), or 16.1%, to ¥460,579 million ($4,606 million), compared with ¥ 548,981 million at March 31, 2007.

Notes and accounts payable increased by ¥17,623 million ($176 million), or 35.9%, to ¥66,757 million ($668 million) compared with March 31, 2007, due mainly to a significant increase in payable for acquisitions of certificate deposits at March 31, 2008.

Deferred income taxes-non-current liabilities decreased by ¥88,842 million ($888 million), or 42.9%, to ¥118,016 million ($1,180 million), due mainly to declines in market values of the shares of KDDI Corporation and other equity securities at March 31, 2008 compared with March 31, 2007.

Minority interests in subsidiaries, principally AVX Corporation, decreased by ¥1,921 million ($19 million), or 2.9%, to ¥65,002 million ($650 million), compared with ¥66,923 million at March 31, 2007, due mainly to the impact of substantial appreciation of the yen against the U.S dollar at March 31, 2008 compared with March 31, 2007.

Total stockholders’ equity at March 31, 2008 decreased by ¥63,395 million ($634 million), or 4.2%, to ¥1,451,165 million ($14,512 million), compared with ¥1,514,560 million at March 31, 2007.

Retained earnings at March 31, 2008 increased by ¥88,528 million ($885 million), or 8.4%, due to a net income for fiscal 2008 of ¥107,244 million ($1,072 million) and a cumulative effect of applying FIN 48 of the ¥3,968 million ($40 million) on the balance at April 1, 2007, offset by cash dividend payments of ¥22,684 million ($227 million).

Accumulated other comprehensive income decreased by ¥158,990 million ($1,590 million), or 78.3%, to ¥44,066 million ($441 million). Net unrealized gains on securities decreased by ¥119,871 million ($1,199 million), or 64.9%, due mainly to declines in market values of the shares of KDDI Corporation and other equity securities at March 31, 2008 compared with March 31, 2007. Foreign currency translation adjustments decreased by ¥36,698 million ($367 million) to ¥(33,794 million) ($(338 million)), due mainly to the appreciation of the yen against the U.S dollar.

The stockholders’ equity ratio at March 31, 2008 was 73.4%, up 2.3 percentage points from 71.1% at March 31, 2007.

C. Research and Development Activities

Kyocera continuously aims at expanding sales and boosting profitability in its Components and Equipment Businesses. To achieve these objectives, Kyocera seeks to create new technologies, products and businesses by integrating group-wide management resources while advancing and focusing technological capabilities.

Kyocera will channel its energies into high-growth-potential areas; namely, the markets for telecommunications and information processing and for environmental preservation. R&D activities are conducted in all of these markets in the realms of materials, components, devices and equipment. Specific initiatives in each reporting segment are as follows.

(1) Fine Ceramic Parts Group

By making effective use of fine ceramic materials technology, processing technology and design technology, Kyocera is seeking to strengthen the development of fine ceramic components such as for next generation semiconductor processing equipment, and higher quality sapphire substrates for LEDs, the demand for which is expected to expand.

In the growing automotive market, efforts are being undertaken to develop products that meet the need for advanced electronics and safety and growing concerns with the environment. Specific endeavors include the development and production of glow plugs by fully utilizing the high temperature durability of ceramics and piezoelectric-stacks that enable precision control for the fuel injection of diesel engine cars, which are becoming more widespread in Europe.

(2) Semiconductor Parts Group

Kyocera is advancing the development of new ceramic packages and organic packages for digital consumer equipment, where demand is expected to expand. In the ceramic package business, efforts are being made to develop smaller, thinner and more highly sophisticated ceramic packages with a variety of built-in functions that meet advancements in mobile phone handsets. In the organic package business, Kyocera is developing new flip chip packages for next-generation high-performance semiconductors and narrow pitch flip-chip system in a package (SiP) substrates to realize even thinner packages.

(3) Applied Ceramic Products Group

While striving to further increase the conversion efficiency and cost reduction of solar cells for the environmental preservation market, Kyocera is developing a variety of next-generation solar cells. Kyocera is also eagerly working toward the practical application of SOFCs, which are expected to be the next-generation distributed power generation system for small-scale power sources.

(4) Electronic Device Group

Kyocera develops small, thin ceramic capacitors and various filters for mobile phone handsets and other electronic products in the wireless telecommunications market. In the industrial machinery and automotive related market, Kyocera is developing various sensors and actuators through piezoelectric ceramic technology.

In thin film components, Kyocera is developing thermal printheads for high-resolution digital photo printers and small printer module units. Development is also being done towards the mass-producing of organic light emitting diode (OLED) displays that realize low power consumption and that have moving image quality seen as outstanding for mobile devices.

(5) Telecommunications Equipment Group

By making effective use of component, device and software technologies within the group, Kyocera is conducting research and development towards introduction of high-value-added products for the mobile telecommunications equipment market, in which functions are becoming increasingly advanced. In the domestic PHS market, Kyocera is developing handsets compatible with high-performance PHS base stations to ensure faster data transmission rates and the provision of diverse services. Kyocera is also strengthening the development of equipment for wireless broadband systems such as iBurst® and VoIP (Voice over Internet Protocol) that enable stable, high-speed and high-data rate communication.

(6) Information Equipment Group

Kyocera is promoting the development of more color-based and solutions-oriented products based on the “ECOSYS” concept. We are pursuing this goal through the incorporation of our amorphous silicon photoreceptor drum with high abrasion resistance. Apart from bolstering the lineup for both black and white and color ECOSYS printers, copying machines and multifunction peripherals, Kyocera is advancing the development of document solutions products that can handle the integrated management of documents and digital information. Efforts are also being made to strengthen security functions.

(7) Others

Kyocera Communications Systems Co., Ltd. is conducting the development of engineering, optimization, and other related advance technologies by anticipating the needs of next-generation mobile telecommunication infrastructures such as WiMAX. In addition, Kyocera Communication Systems Co., Ltd. continues to develop authentication and security technologies, which seek to meet the needs of fast advancing next-generation networks.

Kyocera Chemical Corporation is currently strengthening the development of materials for semiconductor and electronic components. Focused efforts include the development of epoxy molding compounds for semiconductors and the development of conductive paste for electronic components.

R&D expenses by reporting segment are as follows.

	Years ended March 31,
	2006	2007	2008		Increase (Decrease)
	Amount	Amount	Amount		%
	(Yen in millions and U.S. dollars in thousands)
Fine Ceramic Parts Group	¥3,107	¥3,769	¥3,655	$36,550	(3.0)
Semiconductor Parts Group	3,549	3,757	3,498	34,980	(6.9)
Applied Ceramic Products Group	3,923	4,138	5,146	51,460	24.4
Electronic Device Group	10,940	12,123	11,641	116,410	(4.0)

Total Components Business	21,519	23,787	23,940	239,400	0.6
Telecommunications Equipment Group	15,313	15,123	12,396	123,960	(18.0)
Information Equipment Group	16,416	17,983	19,587	195,870	8.9

Total Equipment Business	31,729	33,106	31,983	319,830	(3.4)
Others	4,188	4,207	5,682	56,820	35.1

R&D expenses	¥57,436	¥61,100	¥61,605	$616,050	0.8

% to net sales	4.9%	4.8%	4.8%	—	—

Note: Commencing fiscal 2008, the “Optical Equipment Group,” previously a separate reporting segment, has been reclassified into “Others.” Accordingly, R&D expenses of “Others” in fiscal 2007 have been retroactively reclassified.

We have a variety of patents in Japan and other countries, and we hold licenses for the use of patents from others. Details are set forth in “Patents and Licenses” included in Item  4 B “Business Overview” in this annual report on Form 20-F.

D. Trend Information

Kyocera endeavors to strengthen competitiveness in technological development, sales and marketing in the high-growth potential markets for telecommunications and information processing and for environmental protection, and we seek to translate our diversification strategy into improved business performance.

In fiscal 2009, the global economic downturn is expected to intensify, fueling fear of a negative impact on demand for digital consumer equipment, and therefore uncertainty in the outlook for components demand.

In the mid to long-term trend, however, Kyocera has a positive view for digital consumer equipment markets. In the telecommunications and information processing markets, which are key areas for Kyocera, demand for mobile handsets in emerging markets is expected to expand, coupled with the commencement of new services in developed countries. More specifically, rising popularity of advanced mobile handsets featuring built-in cameras and other functions including GPS (global positioning system) and terrestrial TV broadcasting is expected to propel demand for mobile phone handsets. In addition, stable growth is predicted to continue for PC-related products, digital still cameras, game consoles, and flat panel TVs. Kyocera expects growth in these areas will positively impact both the components and equipment businesses.

In the information equipment industry, demand for color MFPs is expected to grow. To seize this opportunity, we aim to expand our product lines, particularly for high-speed color models.

In the environmental preservation market, which is another key area for Kyocera, the solar energy market is growing rapidly on a global scale as an alternative energy source due to increasing environmental awareness. Demand for solar energy products is expanding, especially in Europe, where demand is stimulated by government subsidy systems. While there is an outlook for the reexamination to decrease the amount of governmental subsidies in some parts of European counties, as such systems are also being introduced in the United States and other Asian countries, the demand for solar energy is expected to continuously expand on worldwide basis. In addition, demand for ceramic components for automobiles that comply with current environmental regulations is also expected to grow in the future.

E. Off-Balance Sheet Arrangements

Refer to Note 15 in The Consolidated Financial Statements included in this annual report on Form 20-F.

As a part of our ongoing business, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F. Tabular Disclosure of Contractual Obligations

The following tables provide information about Kyocera’s contractual obligations and other commercial commitments that will affect Kyocera’s liquidity for the next several years, as of March 31, 2008. Kyocera anticipates that the funds required to fulfill these debt obligations and commitments will be generated internally from operations.

Contractual obligations	Less than 1 year	2-3 years	4-5 years	Thereafter	Total
	(Yen in millions)
Short-term borrowings	¥7,279	¥—	¥—	¥—	¥7,279
Interest payments for short-term borrowings*	252	—	—	—	252
Long-term debt (including due within one year)	3,432	5,912	1,423	963	11,730
Interest payments for long-term debt*	262	271	67	48	648
Supply agreement material used in operation	9,489	31,922	39,141	83,171	163,723
Operating Leases	5,651	6,706	2,916	3,946	19,219
Obligations for the acquisition or construction of property, plant and equipment	16,057	—	—	—	16,057

Total Contractual Obligations	¥42,422	¥44,811	¥43,547	¥88,128	¥218,908

Contractual obligations	Less than 1 year	2-3 years	4-5 years	Thereafter	Total
	(U.S. dollars in thousands)
Short-term borrowings	$72,790	$—	$—	$—	$72,790
Interest payments for short-term borrowings*	2,520	—	—	—	2,520
Long-term debt (including due within one year)	34,320	59,120	14,230	9,630	117,300
Interest payments for long-term debt*	2,620	2,710	670	480	6,480
Supply agreement material used in operation	94,890	319,220	391,410	831,710	1,637,230
Operating Leases	56,510	67,060	29,160	39,460	192,190
Obligations for the acquisition or construction of property, plant and equipment	160,570	—	—	—	160,570

Total Contractual Obligations	$424,220	$448,110	$435,470	$881,280	$2,189,080

*	For Kyocera’s variable interest rate of borrowings and debt, Kyocera utilized the rates in effect as of March 31, 2008 when estimating schedule of interest payments.

In addition to contractual obligations shown in the above tables, Kyocera forecasts to contributing ¥9,255 million ($93 million) to its defined benefit pension plans in fiscal 2009.

Item 6.    Directors, Senior Management and Employees

A. Directors and Senior Management

Kyocera believes that its current management system enables faster decision-making across the board through the use of a top management system comprising the chairman, the deputy chairman and the president. With this setup, the chairman takes on the position as the head of the board of directors, providing guidance to the president, while the president has total responsibility for daily business execution. It is also believed that more accurate management decisions can be made with this management system, as the chairman, the deputy chairman and the president can provide diverse perspectives on critical issues.

The following table shows Kyocera’s Directors and Corporate Auditors as of June 26, 2008.

Name	Date of Birth	Position	Since
Kensuke Itoh	December 17, 1937	Director and Executive Advisor	1975
Noboru Nakamura	October 6, 1944	Representative Director and Chairman	1991 (Chairman 2006)
Yuzo Yamamura	December 4, 1941	Representative Director and Vice Chairman	2003
Naoyuki Morita	April 8, 1942	Representative Director and Vice Chairman	2003
Makoto Kawamura	August 13, 1949	Representative Director and President	2005 (President 2005)
Michihisa Yamamoto	November 13, 1942	Director	1987
Isao Kishimoto	November 30, 1943	Director	1993
Hisao Hisaki	July 2, 1946	Director	1991
Rodney N. Lanthorne	February 5, 1945	Director	1989
John S. Gilbertson	December 4, 1943	Director	1995
Tetsuo Kuba	February 2, 1954	Director	2008
Tatsumi Maeda	January 1, 1953	Director	2008
Yoshihiko Nishikawa	September 11, 1945	Full-time Corporate Auditor	2005
Kokichi Ishibitsu	December 25, 1943	Full-time Corporate Auditor	2008
Osamu Nishieda	January 10, 1943	Corporate Auditor	1993
Shigekazu Tamura	February 18, 1950	Corporate Auditor	2005
Kazuo Yoshida	January 10, 1948	Corporate Auditor	2008

Kensuke Itoh has served as a Director and the Executive Advisor of Kyocera Corporation since 2005. He became a Director in 1975, a Managing Director in 1979, a Senior Managing Director in 1981, an Executive Vice President and Representative Director in 1985, a Representative Director and President in 1989 and the Chairman of the Board and Representative Director in 1999. He joined Kyocera Corporation in 1959 and has served as Representative Director and Chairman of Kyoto Purple Sanga Ltd.

Noboru Nakamura has served as a Representative Director and Chairman of Kyocera Corporation since 2006. He became a Director in 1991, a Managing Director in 1995, a Senior Managing and Representative Director in 1997 and an Executive Vice President and Representative Director in 1999. He joined Kyocera Corporation in 1967 and has served as the Representative Director and Chairman of Kyocera Chemical Corporation, Representative Director and Chairman of Japan Medical Materials Corporation, Representative Director and Chairman of Kyocera Solar Corporation, Representative Director and Chairman of Kyocera SLC Technologies Corporation, and Representative Director and Chairman of Kyocera Display Institute Co., Ltd., Representative Director and Chairman of Kyocera Realty Development, and Representative Director and Chairman of Kyoto Optec Co., Ltd., and Representative Director and Chairman of Kyocera Mita Corporation.

Yuzo Yamamura has served as a Representative Director and Vice Chairman since 2006. He rejoined Kyocera Corporation as a Director in 2003. He first became a Director in 1987 and retired in 1993. He rejoined Kyocera Corporation as a Senior Managing and Representative Director in 1995 and retired again in 1999. He originally joined Kyocera Corporation in 1965 and has served as the President and Representative Director of Kyocera Elco Corporation, and General Manager of Corporate Communication Equipment Group.

Naoyuki Morita has served as a Representative Director and Vice Chairman since 2006. He rejoined Kyocera Corporation as a Director in 2003. He first became a Director in 1987, a Managing Director in 1989 and a Senior Managing and Representative Director in 1995, and he retired in 1999. He originally joined Kyocera Corporation in 1967 and has served as the Representative Director and Chairman of Kyocera Communication Systems Co., Ltd., and Representative Director and Chairman of Couei Corporation.

Makoto Kawamura has served as a Representative Director and President of Kyocera Corporation since 2005. He became a Director in 2001 and retired in 2003. He rejoined as a Representative Director and President in 2005. He joined Kyocera Corporation in 1973 and has served as the Chairman of the Board of Directors of Shanghai Kyocera Electronics Co., Ltd. and Chairman of the Board of Directors of Donggaun Shilong Kyocera Optics Co., Ltd.

Michihisa Yamamoto has served as a Director of Kyocera Corporation since 1987. He became a Director in 1987, a Managing Director in 1989, a Senior Managing and Representative Director in 1992, and an Executive Vice President and a Representative Director in 1999. He joined Kyocera Corporation in 1970 and has served as a Deputy General Manager of Corporate Communication Equipment Group.

Isao Kishimoto has served as a Director of Kyocera Corporation since 1993. He became a Director in 1993, a Managing Director in 1997 and a Senior Managing Director in 2001. He joined Kyocera Corporation in 1967 and has served as the Representative Director and President of Kyocera Kinseki Corporation.

Hisao Hisaki has served as a Director of Kyocera Corporation since 1991. He joined Kyocera Corporation in 1969 and has served as the General Manager and Chairman of the Board of Directors of Kyocera Tianjin Sales and Trading Corporation.

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

Tetsuo Kuba has served as a Director of Kyocera Corporation since 2008. He became a Director in 2008. He joined Kyocera Corporation in 1982 and has served as the Representative Director and Chairman and President in Kyocera Korea Co., Ltd.

Tatsumi Maeda has served as a Director of Kyocera Corporation since 2008. He became a Director in 2001, and retired in 2003. He rejoined as a Director in 2008. He joined Kyocera Corporation in 1975 and has served as the Chairman of the Board of Kyocera (Tianjin) Solar Energy Co., Ltd., and General Manager of Solar Energy Group.

Yoshihiko Nishikawa has served as a Full-time Corporate Auditor of Kyocera Corporation since 2005. He became a Director in 1995 and retired in 2003. He joined Kyocera Corporation in 1970.

Kokichi Ishibitsu has served as a Full-time Corporate Auditor of Kyocera Corporation since 2008. He became a Director in 1991 and retired in 2000. He joined Kyocera Corporation in 1975.

Osamu Nishieda has served as a Corporate Auditor of Kyocera Corporation since 1993. He has served as an In-House Council of Kyocera Corporation.

Shigekazu Tamura has served as a Corporate Auditor of Kyocera Corporation since 2005. He is registered as a Certified Public Accountant as defined by the Certified Public Accountant Law of Japan.

Kazuo Yoshida has served as a Corporate Auditor of Kyocera Corporation since 2008. He has served as Professor at Kyoto University.

Kyocera adopts an “executive officer system,” which aims to establish corporate governance appropriate for a global corporation together with a decision making system responsive to the business environment and to train the next generation of senior executives.

The following table shows Kyocera’s Executive Officers as of June 26, 2008.

Name	Position
Makoto Kawamura	Executive Officer and President
Tetsuo Kuba	Senior Managing Executive Officer (General Manager of Corporate Fine Ceramics Group and Corporate Semiconductor Components Group)
Tatsumi Maeda	Senior Managing Executive Officer (General Manager of Corporate Solar Energy Group)
Hisashi Sakumi	Managing Executive Officer (General Manager of Corporate Environment and Education Group)
Tsutomu Yamori	Managing Executive Officer (General Manager of Corporate General Affairs Human Resources Group)
Takashi Itou	Managing Executive Officer (General Manager of Corporate Purchasing Group)
Osamu Nomoto	Managing Executive Officer (General Manager of Corporate Electronic Components Group)
Akiyoshi Okamoto	Managing Executive Officer (General Manager of Shanghai Kyocera Electronics Co., Ltd.)
Eiichi Toriyama	Managing Executive Officer (Deputy General Manager of Corporate Communication Equipment Group (In charge of Sales))
Keijiro Minami	Senior Executive Officer (General Manager of Corporate Legal and Intellectual Property Group)
Gorou Yamaguchi	Senior Executive Officer (Deputy General Manager of Corporate Semiconductor Components Group and General Manager of Corporate Semiconductor Components Sales Division)
Yoshihito Ohta	Senior Executive Officer (General Manager of Corporate Office of the Chief Executives)
Yasuyuki Yamamoto

Senior Executive Officer

(Deputy General Manager of Corporate Communication Equipment Group & General Manager of Corporate 1st Mobile Communication Equipment Division & General Manager of Corporate Communication Systems Equipment Division)

Takenori Ugari	Senior Executive Officer (Deputy General Manager of Corporate Communication Equipment Group & General Manager of Corporate 2nd Mobile Communication Equipment Division)
Yasushi Matsumura	Executive Officer (General Manager of Corporate Display Group, Representative Director and President of Kyocera Display Institute)
Yukihiro Takarabe	Executive Officer (General Manager of Corporate Cutting Tool Group)
Junichi Jinno	Executive Officer (General Manager of Corporate R&D Group for Equipment and Systems)
Gen Takayasu	Executive Officer (General Manager of Corporate Communication Devices Division, Corporate Semiconductor Components Group)
Nobuhiro Ochiai	Executive Officer (General Manager of Corporate Capacitor Division, Corporate Electronic Components Group)

Name	Position
Junzo Katsuki	Executive Officer (General Manager of Corporate Electronic Components Sales Division, Corporate Electronic Components Group)
Masakazu Mitsuda	Executive Officer (General Manager of Corporate Business Systems Administration Group)
Toshimi Gejima	Executive Officer (General Manager of Corporate Automotive Components Group)
Michiaki Furuhashi	Executive Officer (General Manager of General Affairs Division, Corporate General Affairs Human Resources Group)
Mitsuru Imanaka	Executive Officer (Representative Director and President of Kyocera Fineceramics GmbH)
Shoichi Aoki	Executive Officer (General Manager of Corporate Financial & Accounting Group)
Yoshihiro Kano	Executive Officer (General Manager of Corporate Development Group)
Yoichi Yamashita	Executive Officer (General Manager of Corporate Production Technology & Development Group)
Robert E. Whisler	Executive Officer (Director and President of Kyocera America Inc.)
John S. Rigby	Executive Officer (Director and President of Kyocera Industrial Ceramics Corporation)
Masaki Kozu	Executive Officer (General Manager of Education and Planning Division, Corporate Environment and Education Group)
Hitoshi Takao	Executive Officer (General Manager of Corporate Thin Film Components Group)
Yoshiharu Nakamura	Executive Officer (Deputy General Manager of Corporate Fine Ceramics Group)
Kazumasa Umemura	Executive Officer (General Manager of International Division, Corporate Office of the Chief Executives)
Takafumi Matsuda	Executive Officer (General Manager of Jewelry & Application Products Division)
Masaaki Itou	Executive Officer (General Manager of Corporate Communications Division, Corporate General Affairs Human Resources Group)
Masahisa Shimizu	Executive Officer (Deputy General Manager of Corporate 2nd Mobile Communication Equipment Division, Corporate Communication Equipment Group)
Tsuyoshi Egami	Executive Officer (Deputy General Manager of Corporate 2nd Mobile Communication Equipment Division, Corporate Communication Equipment Group)
Katsumi Komaguchi	Executive Officer (Representative Director and President of Kyocera Mita Corporation)

B. Compensation

The aggregate amount of compensation, including bonuses, paid by Kyocera Corporation and its certain subsidiaries in fiscal 2008 to all Directors, Executive Officers and Corporate Auditors of Kyocera Corporation was ¥1,585 million ($16 million).

In accordance with our internal provision, when a Director or Corporate Auditor retires, a proposal to pay a lump sum retirement allowance is submitted to the ordinary general meeting of shareholders for approval. After such approval, the amount to be paid to each Director is considered and fixed by the Board of Directors, and the amount to be paid to each Corporate Auditor is also consulted with and fixed by the Board of Corporate Auditors.

Annual provisions are made in the accounts of Kyocera Corporation for the estimated cost of the retirement allowance for Directors and Corporate Auditors. The annual provisions and costs charged to income for such retirement allowance in fiscal 2008 were ¥85 million ($1 million).

The annual provisions and costs charged to income for retirement allowance of Executive Officers in fiscal 2008 were ¥94 million ($1 million).

We have neither disclosed to our shareholders nor otherwise made public any of the information specified in this item for individually named Directors, Officers or Corporate Auditors.

C. Board Practices

In accordance with the requirements of the Corporation Act of Japan which came into effect on May 1, 2006 (the Corporation Act), our Articles of Incorporation provide for not more than five Corporate Auditors. Corporate Auditors are elected at a general meeting of shareholders, and their normal term of office is four years. However, Corporate Auditors may serve any number of consecutive terms. At least half of the Corporate Auditors must be persons who have not been Directors or employees of Kyocera Corporation or its subsidiaries (Outside Corporate Auditors). Corporate Auditors form the Board of Corporate Auditors. Corporate Auditors are under a statutory duty to oversee the administration of our affairs by the Directors, to examine our financial statements and business reports to be submitted by the Board of Directors to the general meetings of shareholders and to report their opinions thereon to the shareholders. They are obliged to attend meetings of the Board of Directors and to express their opinions, but they are not entitled to vote. Corporate Auditors also have a statutory duty to provide their report on the audit report prepared by our independent certified public accountants to the Board of Corporate Auditors, which must submit its audit report to the Board of Directors. The Board of Corporate Auditors will also determine matters relating to the duties of the Corporate Auditors, such as audit policy and methods of investigation of our affairs.

Under the Corporation Act, the Directors and Corporate Auditors are liable for any damages suffered by us as a result of their violation of laws or regulations or any failure to perform their duties. Under our Articles of Incorporation, any such liabilities incurred by the Outside Corporate Auditors may, except in the case of willful misconduct or gross negligence or in certain other cases, be limited by a liability limitation agreement entered into between the Outside Corporate Auditors and us, up to an amount to be calculated in accordance with the relevant provisions of the Corporation Act with reference to annual remuneration, retirement allowance and profits received upon exercise or transfer of stock options, if any.

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

D. Employees

At March 31, 2008, Kyocera had 66,496 employees, of whom 3,526 worked in the Fine Ceramic Parts Group, 10,389 worked in the Semiconductor Parts Group, 6,225 worked in the Applied Ceramic Products Group, 23,548 worked in the Electronic Device Group, 2,982 worked in the Telecommunications Equipment Group, 13,218 worked in the Information Equipment Group, 4,913 worked for Others and 1,695 worked in Corporate. Kyocera’s number of employees at March 31, 2008 increased by 3,019 from 63,477 employees at March 31, 2007.

Kyocera Corporation had 13,128 employees, and their average age and average service years were 38.5 and 15.6, respectively.

Most regular employees of Kyocera Corporation, other than management, are members of the Kyocera Union. Over 90% of Kyocera Corporation’s regular employees are members of this union. The Kyocera Union is only open to Kyocera Corporation employees, not to our Japanese or overseas subsidiaries. The employees at three of our subsidiaries in Japan are unionized. Employees at our Japanese subsidiaries are not otherwise unionized. Our employees in the United States are generally unionized, and employees at some of our subsidiaries in other countries are unionized as well. Employees of our overseas subsidiaries belong to industry-wide labor unions, as opposed to a company-specific union like the Kyocera Union. Our relationship with our employee union groups is generally good. However, no assurance can be given that, in response to changing economic conditions and the company’s actions, labor unrest or strikes will not occur.

E. Share Ownership

As of March 31, 2008, Kyocera’s Directors, Corporate Auditors and Executive Officers owned 1,502,826 shares of Kyocera Corporation in total (1,476,360 shares of common stock of Kyocera Corporation and 26,466 ADRs of Kyocera Corporation), or 0.8% of the outstanding shares of Kyocera Corporation. The numbers of shares owned by each Directors, Corporate Auditors and Executive Officers are shown in the following table.

Name	Title	Number of Shares
Kensuke Itoh	Director and Executive Advisor	527,072
Noboru Nakamura	Representative Director and Chairman	4,200
Yuzo Yamamura	Representative Director and Vice Chairman	82,000
Naoyuki Morita	Representative Director and Vice Chairman	3,100
Makoto Kawamura	Representative Director and President	3,000
Michihisa Yamamoto	Director	9,232
Isao Kishimoto	Director	5,500
Hisao Hisaki	Director	3,171
Rodney N. Lanthorne	Director	3,589 (ADR)
John S. Gilbertson	Director	18,186 (ADR)
Tetsuo Kuba	Director	2,000
Tatsumi Maeda	Director	1,100
Yoshihiko Nishikawa	Corporate Auditor	2,102
Kokichi Ishibitsu	Corporate Auditor	1,800
Osamu Nishieda	Corporate Auditor	776,037
Shigekazu Tamura	Corporate Auditor	—
Kazuo Yoshida	Corporate Auditor	—
Hisashi Sakumi	Managing Executive Officer	9,000
Tsutomu Yamori	Managing Executive Officer	2,700
Takashi Itou	Managing Executive Officer	9,000
Osamu Nomoto	Managing Executive Officer	2,415

Name	Title	Number of Shares
Akiyoshi Okamoto	Managing Executive Officer	4,864
Eiichi Toriyama	Managing Executive Officer	2,900
Keijiro Minami	Senior Executive Officer	900
Gorou Yamaguchi	Senior Executive Officer	3,900
Yoshihito Ohta	Senior Executive Officer	1,000
Yasuyuki Yamamoto	Senior Executive Officer	100
Takenori Ugari	Senior Executive Officer	—
Yasushi Matsumura	Executive Officer	700
Yukihiro Takarabe	Executive Officer	400
Junichi Jinno	Executive Officer	—
Gen Takayasu	Executive Officer	500
Nobuhiro Ochiai	Executive Officer	1,000
Junzo Katsuki	Executive Officer	1,000
Masakazu Mitsuda	Executive Officer	600
Toshimi Gejima	Executive Officer	1,400
Michiaki Furuhashi	Executive Officer	7,967
Mitsuru Imanaka	Executive Officer	1,100
Shoichi Aoki	Executive Officer	200
Yoshihiro Kano	Executive Officer	100
Yoichi Yamashita	Executive Officer	100
Robert E. Whisler	Executive Officer	4,019(ADR)
John S. Rigby	Executive Officer	672(ADR)
Masaki Kozu	Executive Officer	1,300
Hitoshi Takao	Executive Officer	100
Yoshiharu Nakamura	Executive Officer	1,100
Kazumasa Umemura	Executive Officer	600
Takafumi Matsuda	Executive Officer	400
Masaaki Itou	Executive Officer	200
Masahisa Shimizu	Executive Officer	—
Tsuyoshi Egami	Executive Officer	—
Katsumi Komaguchi	Executive Officer	500

Stock Option Plans

On June 25, 2003, the stockholders approved Kyocera Corporation’s Board of Directors resolution for approval of the issuance of stock acquisition rights (Plan 2003) to directors, corporate auditors, corporate executive officers and certain key employees of Kyocera. The stock acquisition rights were granted on September 1, 2003 and fully vested on October 1, 2003 to 1,388 persons to acquire amounts ranging from 600 to 8,000 shares of common stock each, or to acquire 1,070,100 shares of common stock in the aggregate. The exercise price of Plan 2003 has been set at ¥7,900 per share, and the exercisable period is from October 1, 2003 to September 30, 2008.

On June 25, 2004, the stockholders approved Kyocera Corporation’s Board of Directors resolution for approval of the issuance of stock acquisition rights (Plan 2004) to directors, corporate auditors, corporate executive officers and certain key employees of Kyocera. The stock acquisition rights were granted on September 1, 2004 and fully vested on October 1, 2004 to 1,644 persons to acquire amounts ranging from 600 to 8,000 shares of common stock each, or 1,243,300 shares of common stock in the aggregate. The exercise price of Plan 2004 has been set at ¥8,725 per share, and the exercisable period is from October 1, 2004 to September 30, 2008.

On June 28, 2005, the stockholders approved Kyocera Corporation’s Board of Directors resolution for approval of the issuance of stock acquisition rights (Plan 2005) to directors, corporate auditors, corporate executive officers and certain key employees of Kyocera. The stock acquisition rights were granted on September 1, 2005 and fully vested on October 1, 2005 to 1,715 persons to acquire common stock ranging from 600 to 8,000 shares or to acquire 1,301,900 shares of common stock in the aggregate. The exercise price and the exercisable period of Plan 2005 have been set at ¥8,619 per share, and from October 1, 2005 to September 30, 2008.

Kyocera Corporation did not grant any stock options for the years ended March 31, 2007 and 2008.

Kyocera Corporation covers Plan 2003, Plan 2004 and Plan 2005 by utilizing common stock held by Kyocera Corporation (treasury stock).

As of May 31, 2008, the amount of common stock to be issued upon the exercise of all outstanding stock acquisition rights issued to Directors, Corporate Auditors and Executive Officers is set forth in further detail in the following table. Note, however, that there can be no assurances that the stock acquisition rights described below will be exercised in whole or in part.

Option Holder	Title	Total Stock Acquisition Rights Outstanding	Exercise Price per Share
Kensuke Itoh	Director and Executive Advisor	—	—
Noboru Nakamura	Representative Director and Chairman	—	—
Yuzo Yamamura	Representative Director and Vice Chairman	6,000 (Plan 2003) 6,000 (Plan 2004) 6,000 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)
Naoyuki Morita	Representative Director and Vice Chairman	—	—
Makoto Kawamura	Representative Director and President	2,000 (Plan 2003) 4,000 (Plan 2004) 8,000 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)
Michihisa Yamamoto	Director	6,000 (Plan 2004) 6,000 (Plan 2005)	8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)
Isao Kishimoto	Director	6,000 (Plan 2005)	8,619 YEN (Plan 2005)
Hisao Hisaki	Director	—	—
Rodney N. Lanthorne	Director	1,500 (Plan 2004) 4,500 (Plan 2005)	8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)
John S. Gilbertson	Director	4,500 (Plan 2003) 4,500 (Plan 2004) 4,500 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)
Tetsuo Kuba	Director	2,100 (Plan 2004)	8,725 YEN (Plan 2004)
Tatsumi Maeda	Director	4,000 (Plan 2004)	8,725 YEN (Plan 2004)
Yoshihiko Nishikawa	Corporate Auditor	3,000 (Plan 2004) 3,000 (Plan 2005)	8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)
Kokichi Ishibitsu	Corporate Auditor	—	—
Osamu Nishieda	Corporate Auditor	—	—
Shigekazu Tamura	Corporate Auditor	—	—
Kazuo Yoshida	Corporate Auditor	—	—
Hisashi Sakumi	Managing Executive Officer	4,000 (Plan 2004) 4,000 (Plan 2005)	8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)
Tsutomu Yamori	Managing Executive Officer	—	—
Takashi Itou	Managing Executive Officer	—	—
Osamu Nomoto	Managing Executive Officer	3,000 (Plan 2005)	8,619 YEN (Plan 2005)
Akiyoshi Okamoto	Managing Executive Officer	3,000 (Plan 2004)	8,725 YEN (Plan 2004)

Option Holder	Title	Total Stock Acquisition Rights Outstanding	Exercise Price per Share
Eiichi Toriyama	Managing Executive Officer	1,000 (Plan 2004) 4,000 (Plan 2005)	8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)
Keijiro Minami	Senior Executive Officer	—	—
Gorou Yamaguchi	Senior Executive Officer	3,000 (Plan 2005)	8,619 YEN (Plan 2005)
Yoshihito Ohta	Senior Executive Officer	2,500 (Plan 2005)	8,619 YEN (Plan 2005)
Yasuyuki Yamamoto	Senior Executive Officer	2,500 (Plan 2003) 2,500 (Plan 2004) 2,500 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)
Takenori Ugari	Senior Executive Officer	—	—
Yasushi Matsumura	Executive Officer	100 (Plan 2003) 1,600 (Plan 2004) 3,000 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)
Yukihiro Takarabe	Executive Officer	2,500 (Plan 2005)	8,619 YEN (Plan 2005)
Junichi Jinno	Executive Officer	—	—
Gen Takayasu	Executive Officer	2,500 (Plan 2005)	8,619 YEN (Plan 2005)
Nobuhiro Ochiai	Executive Officer	2,500 (Plan 2004)	8,725 YEN (Plan 2004)
Junzo Katsuki	Executive Officer	1,400 (Plan 2005)	8,619 YEN (Plan 2005)
Masakazu Mitsuda	Executive Officer	1,100 (Plan 2004) 1,200 (Plan 2005)	8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)
Toshimi Gejima	Executive Officer	2,500 (Plan 2004) 2,500 (Plan 2005)	8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)
Michiaki Furuhashi	Executive Officer	400 (Plan 2004) 2,500 (Plan 2005)	8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)
Mitsuru Imanaka	Executive Officer	1,200 (Plan 2004) 2,500 (Plan 2005)	8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)
Shoichi Aoki	Executive Officer	—	—
Yoshihiro Kano	Executive Officer	2,500 (Plan 2005)	8,619 YEN (Plan 2005)
Yoichi Yamashita	Executive Officer	600 (Plan 2004) 1,700 (Plan 2005)	8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)
Robert E. Whisler	Executive Officer	2,500 (Plan 2004) 500 (Plan 2005)	8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)
John S. Rigby	Executive Officer	1,000 (Plan 2004) 3,000 (Plan 2005)	8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)
Masaki Kozu	Executive Officer	600 (Plan 2003) 600 (Plan 2004) 600 (Plan 2005)	7,900 YEN (Plan 2003) 8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)
Hitoshi Takao	Executive Officer	—	—
Yoshiharu Nakamura	Executive Officer	600 (Plan 2005)	8,619 YEN (Plan 2005)
Kazumasa Umemura	Executive Officer	—	—
Takafumi Matsuda	Executive Officer	600 (Plan 2005)	8,619 YEN (Plan 2005)
Masaaki Itou	Executive Officer	600 (Plan 2004) 600 (Plan 2005)	8,725 YEN (Plan 2004) 8,619 YEN (Plan 2005)
Masahisa Shimizu	Executive Officer	—	—
Tsuyoshi Egami	Executive Officer	—	—
Katsumi Komaguchi	Executive Officer	2,500 (Plan 2005)	8,619 YEN (Plan 2005)

Total		15,700 (Plan 2003) 56,200 (Plan 2004) 87,700 (Plan 2005)

Item 7.    Major Shareholders and Related Party Transactions

A. Major Shareholders

As far as is known to us, Kyocera is not, directly or indirectly, owned or controlled by any other corporation or by the Japanese or any foreign government, and there is no arrangement which may at a subsequent date result in a change in control of Kyocera.

The following table shows the ten largest stockholders of record of Kyocera Corporation at March 31, 2008.

Name	Shares owned	Ownership
	(in thousands)	(%)
State Street Bank and Trust Company (Standing proxy: Mizuho Corporate Bank, Ltd.)	17,925	9.37
The Master Trust Bank of Japan, Ltd. (Trust Account)	10,836	5.66
Japan Trustee Services Bank, Ltd. (Trust Account)	9,224	4.82
The Bank of Kyoto, Ltd.	7,218	3.77
Kazuo Inamori	6,806	3.56
Nats Cumco (Standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	5,110	2.67
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	5,076	2.65
The Inamori Foundation	4,680	2.45
Deutsche Securities Inc.	4,351	2.27
KI Enterprise Co., Ltd.	3,550	1.86
Total	74,777	39.09

None of the above shareholders has voting rights that are different from those of other shareholders.

Under the Financial Instruments and Exchange Law of Japan, any person that becomes a holder (together with its related persons) of 5% of the total issued voting shares of a company listed on any Japanese stock exchange (including ADSs representing such shares) must file a report with the Director of the relevant Local Finance Bureau and send a copy of such report to the company. A similar report must also be filed if the percentage holding of a holder of more than 5% of the total issued voting shares of a company increases or decreases by 1% or more.

In accordance with the Financial Instruments and Exchange Law of Japan, Dodge & Cox (see below) informed us that it became a holder of over 5% of the total issued voting shares of Kyocera Corporation. However, it is not included in the above major shareholders because we do not identify it as a single holder on our shareholders record as of March 31, 2008.

Filing Date	Name	Shares owned	Ownership
		(in thousands)	(%)
March 21, 2008	Dodge & Cox	Holding 14,578 thousand shares as of March 14, 2008	7.62

None of the above shareholders has voting rights that are different from those of other shareholders.

According to Citibank N.A., depositary for Kyocera’s ADSs, as of March 31, 2008, 8,209,060 shares of Kyocera’s common stock were held in the form of ADSs and there were 844 ADS holders of record in the United States. According to Kyocera’s register of shareholders, as of March 31, 2008, there were 65,310 holders of Kyocera’s common stock of record worldwide. As of March 31, 2008, there were 110 record holders of Kyocera’s common stock with addresses in the United States, holding 39,028,525 shares of the outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.

B. Related Party Transactions

Significant customer

In fiscal 2008, Kyocera’s sales to KDDI Corporation amounted to ¥128,330 million ($1,283 million), or 9.9% of consolidated net sales.

KDDI Corporation provides telecommunication services, and Kyocera sells mainly telecommunication equipment to KDDI Corporation. Kyocera Corporation made an equity investment in KDDI Corporation when it was founded, and currently a director of Kyocera Corporation is a member of the board of directors of KDDI Corporation. At March 31, 2008, Kyocera Corporation’s equity interest in KDDI Corporation was 12.77%. Kyocera serves KDDI Corporation as an independent vendor in terms of price determination, remittance condition and product distribution. All of the agreements and ongoing contractual commitments between Kyocera and KDDI Corporation have been made on an arm’s -length basis. Kyocera expects that KDDI Corporation will remain a significant customer in the future. See Note 19 to the Consolidated financial Statements in this annual report on Form 20-F.

C. Interests of Experts and Counsel

Not Applicable.

Item 8.    Financial Information

A. Consolidated Statements and Other Financial Information

Financial Statements

The information required by this item is set forth beginning on page F-3 of this annual report on Form 20-F.

Dividend Policy

Kyocera believes that the best way to increase corporate value and meet shareholders’ expectations is to improve future consolidated performance. Kyocera therefore strongly takes into consideration the linkage between dividend amounts and consolidated performance and has implemented a dividend policy aiming for a consolidated dividend ratio of approximately 20% to 25%. In addition, Kyocera determines dividend amounts based on an overall assessment, taking into account various factors that include the amount of capital expenditures necessary for medium to long-term growth.

Pursuant to this policy and based on performance during fiscal 2008, Kyocera determined a year-end dividend for the year ended March 31, 2008 of 60 yen per share. When aggregated with the interim dividend in the amount of 60 yen per share, the total annual dividend amount was 120 yen per share, an increase of 10 yen compared with fiscal 2007.

It is also proposed that other general reserve shall be set aside, in order to take into account the necessary reserve amounts for creation of new businesses, cultivation of new markets, development of new technologies and acquisition of outside management resources needed to achieve stable and sustainable corporate growth of Kyocera.

We held a board of directors meeting for the interim dividend on October 30, 2007.

B. Significant Changes

Except as disclosed in this annual report on Form 20-F, there have been no significant changes since March 31, 2008.

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

	Tokyo Stock Exchange		New York Stock Exchange
	Price per Share of Common Stock (yen)		Price per American Depositary Share (U.S. dollars)*
Years ended March 31	High	Low	High	Low
2004	8,970	5,570	84.66	47.25
2005	9,630	7,080	90.90	67.81
2006	10,830	7,090	91.59	62.58
2007	11,590	8,180	98.01	71.73
2008	13,390	7,760	110.01	73.09

Most Recent 6 months	High	Low	High	Low
December 2007	10,290	9,500	92.78	83.91
January 2008	9,560	7,760	88.45	73.09
February 2008	9,020	8,060	84.00	75.06
March 2008	9,010	8,000	89.97	81.43
April 2008	9,640	8,180	92.90	82.23
May 2008	10,340	9,410	99.10	90.20

*	The prices of American Depositary Shares are based upon reports by the New York Stock Exchange, with all fractional figures rounded up to the nearest two decimal points.

The following table shows the information about high and low sales prices for each quarterly period in fiscal 2007 and 2008 in respect of the shares of Common Stock of Kyocera Corporation on the Tokyo Stock Exchange, and the American Depositary Shares on the New York Stock Exchange.

For Voting Securities by Fiscal Quarter

		2007
		1st	2nd	3rd	4th
Common Stock:
Market price per share (A)	—High	¥11,590	¥10,250	¥11,310	¥11,480
	—Low	8,180	8,300	9,970	10,040
Cash dividends paid per share		50.00	—	50.00	—

American Depositary Share:
Market price per share (B)	—High	$98.01	$87.75	$95.51	$95.65
	—Low	71.73	71.85	86.52	86.43
Cash dividends paid per share (C)		0.43	—	0.43	—

		2008
		1st	2nd	3rd	4th
Common Stock:
Market price per share (A)	—High	¥13,180	¥13,390	¥11,190	¥9,560
	—Low	10,970	9,930	9,300	7,760
Cash dividends paid per share		60.00	—	60.00	—

American Depositary Share:
Market price per share (B)	—High	$108.00	$110.01	$95.97	$89.97
	—Low	94.07	87.16	81.00	73.09
Cash dividends paid per share (C)		0.48	—	0.54	—

(A)	Price on the Tokyo Stock Exchange
(B)	Price on the New York Stock Exchange
(C)	Translated into U.S. dollars based on the exchange rates at each payment date

B. Plan of Distribution

Not Applicable.

C. Markets

See Item 9.A. of this annual report on Form 20-F for information on the markets on which our common stock is listed or quoted.

D. Selling Shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the Issue

Not Applicable.

Item 10.    Additional Information

A. Share Capital

Not Applicable.

B. Memorandum and Articles of Association

General

Set out below is certain information regarding the organization and shares of Kyocera Corporation, including brief summaries of certain provisions of the Articles of Incorporation, the Share Handling Regulations and the Regulations of the Board of Directors of Kyocera Corporation and of the Corporation Act relating to joint stock corporations (kabushiki kaisha) and certain related legislation, all as currently in effect.

Organization

Kyocera Corporation is a joint stock corporation (kabushiki kaisha) incorporated in Japan under the Corporation Act. It is registered in the Commercial Register maintained by the Kyoto Local Registry Office of the Ministry of Justice.

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

Directors

Under the Corporation Act, the Board of Directors has the ultimate responsibility for the management of Kyocera Corporation and each Representative Director, who is elected from among the members of the Board of Directors, has the statutory authority to represent Kyocera Corporation in all respects. Under both the Corporation Act and the Regulations of the Board of Directors of Kyocera Corporation, the Directors must refrain from engaging in any business competing with Kyocera Corporation unless approved by the Board of Directors and any Director who has a material interest in the subject matter of a resolution to be taken by the Board of Directors cannot vote in such resolution. The Corporation Act and the Articles of Incorporation of Kyocera Corporation provide that remuneration of Directors and Corporate Auditors shall be determined at a general meeting of shareholders.

Except as stated below, neither the Corporation Act nor Kyocera Corporation’s Articles of Incorporation make any special provision as to a Director’s or Corporate Auditor’s power to vote in connection with their compensation; or the borrowing powers exercisable by a Representative Director (or a Director who is given power by a Representative Director to exercise such powers), their retirement age or requirement to hold any shares of capital stock of Kyocera Corporation.

The Corporation Act specifically requires a resolution of the Board of Directors for a joint stock corporation, among other things, to acquire or dispose of material assets; to borrow substantial amounts of money; to employ or discharge from employment important employees, such as executive officers; to establish, change or abolish a material corporate organization such as a branch office; or to issue bonds. A resolution of the Board of Directors is also specifically required for the establishment of a control system to ensure adequacy of Kyocera Corporation’s affairs, such as a control system to ensure the exercise of Directors’ duty to comply with laws and regulations and the Articles of Incorporation of Kyocera Corporation. The Regulations of the Board of Directors of Kyocera Corporation require a resolution of the Board of Directors for Kyocera Corporation, among other things, to issue bonds or bonds with stock acquisition rights; to borrow, lend or contribute a significant amount of money; to give a guarantee of a significant amount of debt; or to waive the right to receive a significant amount of money. The Regulations of the Board of Directors of Kyocera Corporation defines a “significant amount” as five billion yen or more with respect to borrowing and one hundred million yen or more with respect to other matters. The Regulations of the Board of Directors of Kyocera Corporation also require a resolution of the Board of Directors to approve any transaction between a Director and Kyocera Corporation; allocate remuneration and bonuses of Directors as previously determined or approved by the general meeting of shareholders; or determine the amount and manner of payment of retirement allowances or condolence money payable to Directors, determination of which has been previously entrusted to the Board of Directors by the general meeting of shareholders.

Capital Stock

General

All issued shares are fully paid, non-assessable, and in registered form. Transfer of shares is effected by delivery of share certificates, but in order to assert shareholders’ rights against Kyocera Corporation, the transferee must have his or her name and address registered in Kyocera Corporation’s register of shareholders. For this purpose, shareholders are required to file their names, addresses and seals with Kyocera Corporation’s transfer agent (effective on the effective date of the New Clearing Law (as defined below), such seals will become unnecessary). Non-resident shareholders are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Japanese securities firms and commercial banks customarily act as standing proxy and provide related services at market rates.

Kyocera Corporation’s transfer agent is Daiko Clearing Services Corporation.

The Law Concerning Central Clearing of Share Certificates and Other Securities of Japan establishes a central clearing system that is applicable to the shares. Pursuant to this system, a holder of shares is able to choose, at his or her discretion, to participate in this system, and all share certificates elected to be placed into this system are deposited with Japan Securities Depository Center, Inc. (“JASDEC”) (through a participating institution having a clearing account with JASDEC, if the holder is not such a participating institution). All such shares are registered in the name of JASDEC in Kyocera Corporation’s register of shareholders. Each participating shareholder will, in turn, be registered in Kyocera Corporation’s register of beneficial shareholders and treated in the same way as shareholders registered in its register of shareholders. In connection with transfer of shares under this system, entry of the transfer of shares in the book maintained by JASDEC for the participating institutions, or entry in the book maintained by each participating institution for its customers, or both have the same effect as delivery of share certificates.

A statute establishing a new electronic central clearing system for shares of listed companies and eliminating the issuance and use of certificates for such shares (the “New Clearing Law”) was promulgated in June 2004, and certain parts of the New Clearing Law that are relevant to the shares will become effective within five years of the date of the promulgation. Currently, the effective date has not yet been determined but it is expected to be January 5, 2009. On the effective date, all existing share certificates will become null and void, and a new electronic central clearing system will be established and become responsible for handling shares of all Japanese companies listed on any Japanese stock exchange, including the shares of Kyocera Corporation. Thereafter, the transfer of such shares will be effected exclusively through entry in the records maintained under the new electronic central clearing system.

Under the new electronic central clearing system, promptly after record dates and certain other dates as described in the New Clearing Law, the operator of the new electronic central clearing system will provide Kyocera Corporation with notice with respect to shareholders as of each such date (sou-kabunushi-tsuuchi), containing, among other information, the name and number of shares held by each shareholder. Kyocera Corporation, upon receipt of each such notice, will update its register of shareholders to reflect the information such notice contains.

In connection with the introduction of this new electronic central clearing system, shares not deposited with JASDEC (which is expected to be the operator of the new electronic central clearing system) by two weeks prior to the effective date of the New Clearing Law will be registered in a “special account” with JASDEC maintained by Kyocera Corporation and will not be transferable to any third party other than Kyocera Corporation unless first transferred to the shareholder’s own account. Any shares constituting less than one unit (see “‘Unit’ share system” below) will be registered in the special account upon introduction of the new electronic central clearing system. It is expected that the entry of such shares in the special account will be made 15 business days after the effective date of the New Clearing Law. In addition, the transfer of such shares from the special account to the shareholder’s own account, as a matter of practice, may not be immediate. Accordingly, shares not deposited with JASDEC by two weeks prior to the effective date of the New Clearing Law, including shares constituting less than one unit, will not be transferable for approximately one month following the effective date of the New Clearing Law, and thereafter, any transfer of shares registered in the special account may not be immediate.

Authorized capital

Article 5 of the Articles of Incorporation of Kyocera Corporation provides that the total number of shares authorized for issuance by Kyocera Corporation is 600,000,000 shares. If shares of common stock are retired, the number of shares so retired shall be deducted from the total number of shares authorized to be issued by Kyocera Corporation.

Distributions of Surplus

General

Under the Corporation Act, distributions of cash or other assets by joint stock corporations to their shareholders, so-called “dividends,” are referred to as “distributions of Surplus” (“Surplus” is defined in “—Restriction on distributions of Surplus”). Kyocera Corporation may make distributions of Surplus to its shareholders any number of times per fiscal year, subject to certain limitations described in “—Restriction on distributions of Surplus”. Distributions of Surplus are required in principle to be authorized by a resolution of a general meeting of shareholders, but may also be made pursuant to a resolution of the Board of Directors if all the requirements described in (a) through (c) are met:

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

In the case of Kyocera Corporation, at present, the requirements in (a) and (b) above are not met. Nevertheless, Kyocera Corporation may make distributions of Surplus in cash as an interim dividend (an “interim dividend”) to its shareholders by resolutions of the Board of Directors once per fiscal year under Kyocera Corporation’s Articles of Incorporation and the Corporation Act.

Under Kyocera Corporation’s Articles of Incorporation, a year-end dividend may be distributed to shareholders of record as of March 31 of each year pursuant to a resolution of a general meeting of shareholders, and an interim dividend may be distributed to shareholders of record as of September 30 of each year pursuant to a resolution of the Board of Directors. In addition, under the Corporation Act, Kyocera Corporation may make further distributions of Surplus by resolution of general meetings of shareholders. Kyocera Corporation is not obliged to pay any dividends unclaimed for a period of three years after the date on which they first became payable.

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

If Kyocera Corporation has prepared interim financial statements as described below, and if such interim financial statements have been approved by the Board of Directors or (if so required by the Corporation Act) by a general meeting of shareholders, then the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for any of its treasury stock disposed of by it, during the period in respect of which such interim financial statements have been prepared. Kyocera Corporation may prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet. Interim financial statements so prepared by Kyocera Corporation must be audited by its Corporate Auditors and independent certified public accountants, as required by ordinances of the Ministry of Justice.

General Meeting of Shareholders

Pursuant to the Articles of Incorporation of Kyocera Corporation, an ordinary general meeting of shareholders of Kyocera Corporation shall be convened within three months after the last day of each fiscal year. In addition, Kyocera Corporation may hold an extraordinary general meeting of shareholders whenever necessary.

Notice of a shareholders’ meeting, setting forth the place, time and purpose thereof, must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to the resident proxy or mailing address thereof in Japan) at least two weeks prior to the date set for the meeting. Under the Corporation Act, such notice may be given to shareholders by electronic means, subject to the consent of the relevant shareholders.

Any shareholder or group of shareholders holding at least 300 voting rights or one percent of the total number of voting rights for six months or more may propose a matter to be considered at a general meeting of shareholders by submitting a request to a Representative Director at least eight weeks prior to the date set for such meeting. If Kyocera Corporation’s Articles of Incorporation so provide, any of the minimum percentages, time periods and number of voting rights necessary for exercising the minority shareholder rights described above may be decreased or shortened.

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

Except as otherwise provided by law or by the Articles of Incorporation of Kyocera Corporation, a resolution can be adopted at a general meeting of shareholders by a majority of the total number of voting rights represented at the meeting. Under the Corporation Act and Kyocera Corporation’s Articles of Incorporation, however, the quorum for the election of Directors and Corporate Auditors is one-third of the total number of voting rights. Kyocera Corporation’s shareholders are not entitled to cumulative voting in the election of Directors. Shareholders may exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. Kyocera Corporation’s shareholders also may cast their votes in writing. Holders of shares who do not attend a general meeting of shareholders may also exercise their voting rights by electronic means if the Board of Directors approves such method of exercising voting rights.

The Corporation Act provides that certain important matters shall be approved by a “special resolution” of a general meeting of shareholders. Under Kyocera Corporation’s Articles of Incorporation, the quorum for a special resolution is one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights represented at the meeting is required for adopting a special resolution. Such important matters include:

(i)	purchase of shares by Kyocera Corporation from a specific shareholder other than a Kyocera Corporation subsidiary;

(ii)	consolidation of shares;

(iii)	issuance or transfer of new shares or existing shares held by Kyocera Corporation as treasury stock to persons other than the shareholders at a “specially favorable” price;

(iv)	issuance of stock acquisition rights (including those incorporated in bonds with stock acquisition rights) to persons other than the shareholders under “specially favorable” conditions;

(v)	removal of Kyocera Corporation’s Corporate Auditor;

(vi)	exemption from a portion of liability of Kyocera Corporation’s Directors, Corporate Auditors or independent auditors;

(vii)	reduction of stated capital (subject to certain exceptions);

(viii)	distribution of Surplus in kind with respect to which shareholders are not granted the right to require Kyocera Corporation to make distribution in cash instead of in kind;

(ix)	any amendment to Kyocera Corporation’s Articles of Incorporation (except for such amendments that may be made without approval by shareholders under the Corporation Act);

(x)	transfer of the whole or a substantial part of Kyocera Corporation’s business;

(xi)	taking over of the whole of the business of another company requiring shareholders’ approval;

(xii)	dissolution, merger or consolidation requiring shareholders’ approval;

(xiii)	corporate split requiring shareholders’ approval; and

(xiv)	establishment of a parent and wholly-owned subsidiary relationship by way of a share transfer (kabushiki-iten) or share exchange (kabushiki-kokan) requiring shareholders’ approval.

Under the Corporation Act, Kyocera Corporation’s shareholders will possess various rights, such as the right to review and make copies of its Articles of Incorporation and the register of shareholders, to convene a general meeting of shareholders, to propose a matter to be considered at a general meeting of shareholders, and to bring derivative actions, depending upon the number of shares held by them and the duration of their shareholding.

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

Liquidation rights

In the event of a liquidation of Kyocera Corporation, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among the holders of our shares of common stock in proportion to the respective numbers of shares held by each holder.

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

Acquisition by Kyocera Corporation of its capital stock

Kyocera Corporation may acquire shares (i) by soliciting all its shareholders to offer to sell shares held by them (in this case, certain terms of such acquisition, such as the total number of shares to be purchased and the total amount of consideration, shall be set by an ordinary resolution of a general meeting of shareholders in advance, and acquisition shall be effected pursuant to a resolution of the Board of Directors), (ii) from a specific shareholder other than any of Kyocera Corporation’s subsidiaries (pursuant to a special resolution of a general meeting of shareholders), (iii) from any of Kyocera Corporation’s subsidiaries (pursuant to a resolution of the Board of Directors), or (iv) by way of purchase on any Japanese stock exchange on which the shares are listed or by way of tender offer (in either case pursuant to an ordinary resolution of a general meeting of shareholders or a resolution of the Board of Directors). In the case of (ii) above, any other shareholder may make a request to Kyocera Corporation’s Representative Director that such other shareholder be included as a seller in the proposed purchase, provided that no such right will be available if the purchase price or any other consideration to be received by the relevant specific shareholder will not exceed the higher of (x) the last trading price of the shares on the relevant stock exchange on the day immediately preceding the date on which the resolution mentioned in (ii) above was adopted (or, if there is no trading in the shares on the stock exchange or if the stock exchange is not open on such day, the price at which the shares are first traded on such stock exchange thereafter) and (y) if the shares are subject to a tender offer on the day immediately preceding the date on which the resolution mentioned in (ii) above was adopted, the price of the shares under the agreement with respect to such tender offer on such day.

The total amount of the purchase price of shares may not exceed the Distributable Amount, as described in “Distributions of Surplus—Restriction on distributions of Surplus.”

The Corporation Act permits Kyocera Corporation to hold shares acquired by it as treasury stock. Treasury stock may be held by Kyocera Corporation for any time period and may be cancelled by resolution of its Board of Directors. Kyocera Corporation may also transfer to any person shares held by it as treasury stock, subject to a resolution of its Board of Directors, and subject also to other requirements similar to those applicable to the issuance of new shares. Kyocera Corporation may also utilize its treasury stock for the purpose of transfer to any person upon exercise of stock acquisition rights or for the purpose of acquiring another company by way of merger, share exchange or corporate split through exchange of treasury stock for shares or assets of the acquired company. No specific approval by the Board of Directors or shareholders at a shareholders meeting is required for this utilization of treasury stock, although the grant of the relevant stock acquisition rights or the relevant merger, share exchange or corporate split must be approved, as the case may be, by the Board of Directors or shareholders at Kyocera Corporation’s shareholders’ meeting.

“Unit” share system

Under Kyocera Corporation’s Articles of Incorporation, 100 shares constitute one “unit.” The Board of Directors is permitted to reduce the number of shares constituting a unit or to abolish the unit share system in its entirety by amending Kyocera Corporation’s Articles of Incorporation without approval by shareholders. The number of shares constituting one unit may not exceed 1,000.

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

Under the unit share system, a shareholder has one vote for each unit of shares held by it. Shares constituting less than one unit will carry no voting rights and be excluded for the purposes of calculating the quorum for voting purposes. Moreover, holders of shares constituting less than one unit will have no other shareholder rights if Kyocera Corporation’s Articles of Incorporation so provide, except that such holders may not be deprived of certain rights specified in the Corporation Act or an ordinance of the Ministry of Justice, including the right to receive distribution of Surplus.

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

A holder who owns ADRs evidencing less than 100 ADSs will indirectly own less than a whole unit. Although, as discussed above, under the unit share system holders of less than one unit have the right to require Kyocera Corporation to purchase their shares, holders of ADRs evidencing ADSs that represent other than integral multiples of whole units are unable to withdraw the underlying shares of capital stock representing less than one unit and, therefore, are unable, as a practical matter, to exercise the right to require Kyocera Corporation to purchase such underlying shares. As a result, access to the Japanese markets by holders of ADRs through the withdrawal mechanism will not be available for dispositions of shares in lots of less than one unit. The unit share system does not affect the transferability of ADSs, which may be transferred in lots of any size.

Miscellaneous

The Financial Instruments and Exchange Law of Japan and related regulations require any person who has become, beneficially and solely or jointly, a holder of more than five percent of the total issued voting shares of Kyocera Corporation to file a report concerning such shareholdings with the Director of the relevant Local Finance Bureau of the Ministry of Finance within five business days.

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

Except for the general limitation under Japanese anti-trust and anti-monopoly regulations against holding of shares of capital stock of a Japanese corporation which leads or may lead to a restraint of trade or monopoly, and except for general limitations under the Corporation Act or Kyocera Corporation’s Articles of Incorporation on the rights of shareholders applicable regardless of residence or nationality, there is no limitation under Japanese laws and regulations applicable to Kyocera Corporation or under its Articles of Incorporation on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the shares of capital stock of Kyocera Corporation.

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

On June 27, 2008, the closing price of our shares of Common Stock on the Tokyo Stock Exchange was ¥10,220 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥5,000 and ¥10,000 per share, as well as the daily price limit if our per share price were to rise to between ¥10,000 and ¥20,000, or fall to between ¥3,000 and ¥5,000. Other daily price limits would apply if our per share price moved to other ranges.

Selected Daily Price Limits

Previous Day’s Closing Price or Special Quote	Maximum Daily Price Movement
Over ¥3,000 Less than ¥5,000	¥500
Over ¥5,000 Less than ¥10,000	¥1,000
Over ¥10,000 Less than ¥20,000	¥2,000

For a history of the trading price of our shares of Common Stock on the Tokyo Stock Exchange, see Item 9.A “Offering and Listing Details” of this annual report on Form 20-F.

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

•

The Convention Between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”), establishes the maximum rate of Japanese withholding tax which may be imposed on dividends paid to a United States resident or corporation not having a “permanent establishment” in Japan. A “permanent establishment” in Japan is generally a fixed place of business for industrial or commercial activity in Japan. Under the Treaty, the maximum withholding rate for most qualified portfolio shareholders is limited to 10% of the gross amount of the dividends and 5% of the gross amount of the dividends if the beneficial owner is a qualified company that owns, directly or indirectly, on the date on which entitlement to the dividend is determined, at least 10% (but not more than 50%) of the voting stock of the issuing company. The Treaty provides that no Japanese tax will be imposed on dividends paid to a qualified pension fund that is a United States resident, if such dividends are not derived from the carrying on of a business, directly or indirectly, by such pension fund.

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

Dividends will constitute income from sources outside the United States. Dividends paid in taxable years beginning before January 1, 2007 generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on the investor’s circumstances, be “passive” or “general” income, which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to the investor.

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

The special PFIC tax rules described above will not apply to the investor if it makes a QEF election, that is, if the investor elects to have us treated as a qualified electing fund and we provide certain required information to the investor. We do not intend to provide U.S. holders with such information as may be required to make a QEF election effective.

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

Foreign Currency Exchange Risk

Kyocera enters into foreign currency forward contracts to hedge certain existing assets and liabilities denominated in foreign currencies, principally the U.S. dollar and the Euro. All such contracts currently in effect will generally mature within four months. The following tables provide information about Kyocera’s major foreign currency forward contracts existing at March 31, 2008, which include hedge accounting setting forth the contract amounts, fair value, and weighted average exchange rates. The contract amounts are generally used to calculate the contractual payments to be exchanged under the contracts.

	(Pay/Receive) (Except average contractual rates)
Forward exchange contracts to sell foreign currencies	US$/Yen	Euro/Yen	US$/STG
	(Yen in millions)
Contract amounts	¥39,480	¥50,880	¥31,725
Fair value	2,285	232	294
Weighted average contractual rates	0.009	0.006	1.978

	(Receive/Pay) (Except average contractual rates)
Forward exchange contracts to purchase foreign currencies	Yen/ US$	US$/Yen	CZK/STG
	(Yen in millions)
Contract amounts	¥9,506	¥86	¥7,706
Fair value	294	(1)	98
Weighted average contractual rates	102.677	0.010	32.517

	(S$ Receive/THB Pay)
	Expected maturity date
Currency swaps	2009	2010	2011	2012	2013	Thereafter	Total	Fair value
	(Yen in millions)
Contract amounts	¥57	56	55	53	51	145	¥417	¥(3)
Swap rates	0.039	0.039	0.039	0.040	0.041	0.042	—	—

	(Pay/Receive)
Forward exchange contracts to sell foreign currencies	US$/Yen	Euro/Yen	US$/STG
	(U.S. dollars in thousands)
Contract amounts	$394,800	$508,800	$317,250
Fair value	22,850	2,320	2,940

	(Receive/Pay)
Forward exchange contracts to purchase foreign currencies	Yen/ US$	US$/Yen	CZK/STG
	(U.S. dollars in thousands)
Contract amounts	$95,060	$860	$77,060
Fair value	2,940	(10)	980

	(S$ Receive/THB Pay)
	Expected maturity date
Currency swaps	2009	2010	2011	2012	2013	Thereafter	Total	Fair value
	(U.S. dollars in thousands)
Contract amounts	$570	560	550	530	510	1,450	$4,170	$(30)

Interest Rate Risk

Kyocera may enter into interest rate swaps and other contracts to reduce market risk exposure to changes in interest rates. The tables below provide information about Kyocera’s financial instruments that are sensitive to changes in interest rates.

Long term debt (including due within one year)	Average pay rate	Expected maturity date						Total	Fair value
		2009	2010	2011	2012	2013	Thereafter
		(Yen in millions)
Loans, principally from banks	2.62%	¥3,432	3,011	2,901	919	504	963	¥11,730	¥11,735

Long term debt (including due within one year)	Average pay rate	Expected maturity date						Total	Fair value
		2009	2010	2011	2012	2013	Thereafter
		(U.S. dollars in thousands)
Loans, principally from banks	2.62%	$34,320	30,110	29,010	9,190	5,040	9,630	$117,300	$117,350

Equity Price Risk

Kyocera has marketable equity and debt securities that are classified as available-for-sale and are carried in the consolidated balance sheets at fair value. Changes in fair value are recognized as other comprehensive income, net of taxes, as a separate component of stockholders’ equity. Gross unrealized gains on marketable equity securities, which were ¥113,327 million ($1,133 million), included ¥99,697 million ($997 million) derived from a rise in the market price of the shares of KDDI Corporation held by Kyocera. Detailed information appears in Note 5 to the Consolidated Financial Statements included in this annual report on Form 20-F. Kyocera evaluates whether declines in fair value of debt and equity securities with readily determinable fair values are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost and the anticipated recoverability of fair value in the future. Other-than-temporary loss on debt and equity securities with readily determinable fair values for the years ended March 31, 2006, 2007 and 2008 amounted to ¥113 million, ¥797 million and ¥174 million ($2 million), respectively. At March 31, 2008, Kyocera held the following available-for-sale marketable equity and debt securities.

	March 31, 2008
	Cost	Fair Value	Cost	Fair Value
	(Yen in millions and U.S. dollars in thousands)
Due within 1 year	¥5,558	¥5,454	$55,580	$54,540
Due after 1 year to 5 years	6,471	6,288	64,710	62,880
Due after 5 years	2,714	2,606	27,140	26,060
Equity securities	275,984	386,162	2,759,840	3,861,620

	¥290,727	¥400,510	$2,907,270	$4,005,100

Item 12.    Description of Securities Other Than Equity Securities

Not Applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.    Material Modification to Rights of Security Holders and Use of Proceeds

None.

Item 15.    Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Kyocera’s management, with the participation of its principal executive and principal financial officers, evaluated the effectiveness of Kyocera’s disclosure controls and procedures (as defined in Rules 13a-15(e) under the U.S. Securities Exchange Act of 1934) as of March 31, 2008. Based on that evaluation, Kyocera’s principal executive and principal financial officers concluded that the disclosure controls and procedures were effective as of that date.

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

Kyocera’s management, with the participation of its principal executive and principal financial officers, evaluated the effectiveness of Kyocera’s internal control over financial reporting using the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, Kyocera’s management concluded that Kyocera’s internal control over financial reporting was effective as of March 31, 2008. Kyocera’s independent registered public accounting firm, Kyoto Audit Corporation , has audited the effectiveness of Kyocera’s internal control over financial reporting as of March 31, 2008, as stated in their report which appears on page F-1 of this annual report on Form 20-F.

Management has excluded American Technical Ceramics Corp. (ATC) in the United States from its assessment of internal control over financial reporting as of March 31, 2008. AVX Corporation, our subsidiary, acquired ATC in a business combination on September 25, 2007. ATC’s total assets as of March 31, 2008 and its total revenues for the period from the acquisition date through March 31, 2008 both represent around 1.0 % of the related consolidated financial statement amounts of Kyocera as of and for the year ended March 31, 2008.

Evaluation of Changes in Internal Control Over Financial Reporting

Kyocera’s management, with the participation of its principal executive and principal financial officers, also carried out an evaluation of changes in our internal control over financial reporting during the year ended March 31, 2008. Based on that evaluation, there was no change in Kyocera’s internal control over financial reporting that occurred during the year ended March 31, 2008 that materially affected, or is reasonably likely to materially affect, Kyocera’s internal control over financial reporting.

Item 16A.    Audit Committee Financial Expert

Our Board of Corporate Auditors has determined that Shigekazu Tamura, a Corporate Auditor of Kyocera Corporation, is an “audit committee financial expert” as such term is defined by Item 16A of annual report on

Form 20-F. He was elected as one of Kyocera Corporation’s corporate auditors at the general meeting of shareholders held on June 28, 2005. See Item 6.A. for additional information regarding Mr. Tamura. Mr. Tamura meets the independence requirements imposed on corporate auditors under the Corporation Act.

Item 16B.    Code of Ethics

Kyocera has adopted a code of ethics that applies to Chief Executive Officer, Chief Financial Officer and the members of Kyocera Disclosure Committee. Kyocera’s code of ethics has been attached as Exhibit 11.1 to this annual report on Form 20-F and is incorporated herein by reference.

Item 16C.    Principal Accountant Fees and Services

Principal Independent Registered Public Accounting Firm Fees

Kyoto Audit Corporation served as our independent registered public accounting firm for fiscal 2008, and audited our consolidated financial statements included in this annual report on Form 20-F.

MISUZU PricewaterhouseCoopers served as our independent registered public accounting firm until June 27, 2007. Since June 27, 2007, Kyoto Audit Corporation has been our independent registered public accounting firm. See “Change of Our Independent Registered Public Accounting Firm” below.

As MISUZU PricewaterhouseCoopers terminated its operation on July 31, 2007, the Kyoto office of MISUZU PricewaterhouseCoopers decided to establish Kyoto Audit Corporation to succeed to the business it formerly carried out as part of MISUZU PricewaterhouseCoopers. As such, Kyoto Audit Corporation is the successor to the assurance practice and business of the Kyoto office of MISUZU PricewaterhouseCoopers. Kyoto Audit Corporation’s personnel are substantially the same as those previously employed by the Kyoto office of MISUZU PricewaterhouseCoopers, including those who have been assigned to Kyocera.

The following table presents the aggregate fees for professional services and other services rendered by MISUZU PricewaterhouseCoopers and member firms of the PricewaterhouseCoopers network to Kyocera in fiscal 2007 and by Kyoto Audit Corporation and member firms of the PricewaterhouseCoopers network to Kyocera in fiscal 2008.

	Years ended March 31,
	2007	2008	2008
	(Yen in millions and U.S. dollars in thousands)
Audit Fees (1)	¥2,157	¥1,637	$16,370
Audit-related Fees (2)	27	9	90
Tax Fees (3)	283	479	4,790
All Other Fees (4)	6	18	180

Total	¥2,473	¥2,143	$21,430

1)	Amounts represent fees for the annual audit of Kyocera for fiscal 2007 and fiscal 2008, reviews of Kyocera’s financial statements for interim periods, other regulatory filings in fiscal 2007 and fiscal 2008 and the statutory audit of internal control over financial reporting for fiscal 2007 and fiscal 2008.
2)	Amounts primarily represent fees for other procedures related to documents filed with the SEC and consultations concerning financial accounting and reporting standards in fiscal 2007 and fiscal 2008.
3)	Amounts represent fees for tax services performed by the tax department of the independent registered public accounting firm other than financial audit and international tax compliance in fiscal 2007 and fiscal 2008.
4)	All other fees in fiscal 2008 mainly represent fees for advisory assurance service of the preparation of Kyocera’s sustainability report.

Policies and Procedures of the Board of Corporate Auditors

In accordance with the regulations of the Securities and Exchange Commission issued pursuant to Sections 202 and 208 of the Sarbanes-Oxley Act of 2002, our Board of Corporate Auditors has adopted a pre-approval policy regarding non-audit work performed by Kyoto Audit Corporation and by member firms of the PricewaterhouseCoopers network for Kyocera and its subsidiaries, other than such work performed for AVX Corporation, which is itself an SEC-reporting entity and follows the pre-approval policy that its audit committee has adopted. Under Kyocera’s pre-approval policy, there are two types of pre-approval procedures, “General Pre-Approval” and “Specific Pre-Approval”.

Under the pre-approval procedure for “General Pre-Approval”, each of Kyocera group companies (other than AVX Corporation) must make a proposal to Kyocera’s Board of Corporate Auditors for the types of services and estimated fee levels of each category of services to be generally pre-approved. Such proposal must be made annually. If such proposal is accepted, Kyocera’s Board of Corporate Auditors includes these services in a “General Pre-Approved List”. In addition, our Board of Corporate Auditors is notified of each such service actually rendered.

Under the pre-approval procedure for “Specific Pre-Approval”, if any proposed services are not on the General Pre-Approved List, each of Kyocera group companies (other than AVX Corporation) must submit an application to Kyocera’s Board of Corporate Auditors for such services. After reviewing the details and estimated fee levels for each engagement, Kyocera’s Board of Corporate Auditors may make a specific pre-approval decision on these services. Also, if any approved services in the General Pre-Approved List exceed the fee levels prescribed on the List, each of Kyocera group companies (other than AVX Corporation) must submit an application to Kyocera’s Board of Corporate Auditors for new fee levels for such services. Kyocera’s Board of Corporate Auditors may make a pre-approval decision after reviewing the details of the services and the estimated fee levels for each engagement.

All of the services provided by Kyoto Audit Corporation, or by member firms of the PricewaterhouseCoopers network as well as (until June 27, 2007) MISUZU PricewaterhouseCoopers and member firms of the PricewaterhouseCoopers network since Rule 2-01(c)(7) of Regulation S-X became effective were approved by Kyocera’s Board of Corporate Auditors pursuant to the pre-approval policy described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

Change of Our Independent Registered Public Accounting Firm

On May 30, 2007, MISUZU PricewaterhouseCoopers announced that it would terminate its business and dissolve effective July 31, 2007. In connection with this, the audit team of MISUZU PricewaterhouseCoopers that has been covering Kyocera transferred to a newly established public accounting firm, Kyoto Audit Corporation, which registered with the Public Company Accounting Oversight Board on June 12, 2007. Kyoto Audit Corporation is a cooperating firm of PricewaterhouseCoopers. On June 27, 2007, we appointed Kyoto Audit Corporation as our new independent registered public accounting firm.

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

Item 16E.    Purchase of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth certain information with respect to purchases of our own shares by us and our affiliated purchasers.

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
April 1 to April 30, 2007	2,236	11,381.16	—	—
May 1 to May 31, 2007	1,318	11,689.26	—	—
June 1 to June 30, 2007	1,528	12,503.26	—	—
July 1 to July 31, 2007	4,842	13,101.23	—	—
August 1 to August 31, 2007	1,994	11,569.59	—	—
September 1 to September 30, 2007	857	10,602.53	—	—
October 1 to October 31, 2007	1,428	10,620.68	—	—
November 1 to November 30, 2007	643	9,546.50	—	—
December 1 to December 31, 2007	1,601	9,827.20	—	—
January 1 to January 31, 2008	985	9,415.22	—	—
February 1 to February 29, 2008	383	8,349.89	—	—
March 1 to March 31, 2008	640	8,510.53	—	—

Total	18,455	11,406.60	—	—

Note: Under the Corporation Act , a holder of shares constituting less than one full unit may request Kyocera Corporation to purchase such shares at their market value (See “Memorandum and Articles of Association—Capital stock—“‘Unit’ share system” in “Item 10. Additional Information”.). All purchases described in the above table were made pursuant to such requests by shareholders.

PART IV

Item 17.    Financial Statements

In lieu of responding to this item, we have responded to Item 18 of this annual report on Form 20-F.

Item 18.    Financial Statements

The information required by this item is set forth beginning on page F-1 of this annual report on Form 20-F.

Description		Page

(1)	Report of Independent Registered Public Accounting Firm related to the Consolidated Financial Statements listed below	F-1 & F-2

(2)	Consolidated Balance Sheets at March 31, 2007 and 2008	F-3 & F-4

(3)	Consolidated Statements of Income for the years ended March 31, 2006, 2007 and 2008	F-5

(4)	Consolidated Statements of Stockholders’ Equity for the years ended March 31, 2006, 2007 and 2008	F-6 & F-7

(5)	Consolidated Statements of Cash Flows for the years ended March 31, 2006, 2007 and 2008	F-8

(6)	Notes to the Consolidated Financial Statements	F-9 to F-51

Item 19.    Exhibits

Exhibit Number	Description

1.1	Articles of Incorporation (English translation) (incorporated by reference to the Registrant’s annual report on Form 20-F filed on June 29, 2006)

1.2	Share Handling Regulations of the Registrant (English translation) (incorporated by reference to the Registrant’s annual report on Form 20-F filed on June 29, 2006)

1.3	Regulations of the Board of Directors of the Registrant (English translation) (incorporated by reference to the Registrant’s annual report on Form 20-F filed on June 29, 2006)

1.4	Regulations of the Board of Corporate Auditors of the Registrant (English translation) (incorporated by reference to the Registrant’s annual report on Form 20-F filed on July 4, 2007)

2.1	Specimen common stock certificate of the Registrant (incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 24, 2001)

2.2	Deposit Agreement, dated as of June 29, 1998 among Kyocera Corporation, Citibank N.A. as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt, as amended by Amendment No.1 thereto, dated as of January 5, 1999 (incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 24, 2001)

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of the Registrant’s annual report on Form 20-F)

11.1	Code of Ethics (incorporated by reference to the Registrant’s annual report on Form 20-F filed on July 4, 2007)

12.1	Certification of the principal executive officer of the Registrant required by Rule 13a-14(a)

12.2	Certification of the principal financial officer of the Registrant required by Rule 13a-14(a)

13.1	Certification of the principal executive officer of the Registrant required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of the principal financial officer of the Registrant required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Consent of Kyoto Audit Corporation with respect to its report on the audit of the financial statements included in the Registrant’s annual report on Form 20-F

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Kyocera Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Kyocera Corporation and its consolidated subsidiaries (“the Company”) at March 31, 2007 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits (which were integrated audits in 2008 and 2007). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 11 to the consolidated financial statements, the Company changed the manner in which it accounts for defined benefit pensions effective March 31, 2007.

As described in Note 1 to the consolidated financial statements, the Company and its domestic subsidiaries changed its depreciation method effective April 1, 2007.

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

As described in Management’s Report on Internal Control over Financial Reporting appearing under Item 15, management has excluded American Technical Ceramics Corp. (“ATC”) in the United Sates from its assessment of internal control over financial reporting as of March 31, 2008. AVX Corporation, subsidiary of Kyocera Corporation, acquired ATC in a business combination on September 25, 2007. We have also excluded ATC from our audit of internal control over financial reporting. ATC’s total assets as of March 31, 2008 and its total revenues for the period from the acquisition date through March 31, 2008 both represent around 1.0% of the related consolidated financial statement amounts of Kyocera as of and for the year ended March 31, 2008.

/s/ Kyoto Audit Corporation

Kyoto, Japan
June 27, 2008

Consolidated Balance Sheets

Kyocera Corporation and Consolidated Subsidiaries

March 31, 2007 and 2008

ASSETS	2007	2008	2008
	(Yen in millions and U.S. dollars and shares in thousands—Note 2)
Current assets:
Cash and cash equivalents (Note 14)	¥282,208	¥447,586	$4,475,860
Short-term investments (Notes 5 and 14)	213,495	147,503	1,475,030
Trade receivables (Note 8):
Notes	25,033	20,375	203,750
Accounts	236,380	205,522	2,055,220

	261,413	225,897	2,258,970
Less allowances for doubtful accounts and sales returns (Note 7)	(5,960)	(4,352)	(43,520)

	255,453	221,545	2,215,450
Inventories (Note 6)	209,188	205,212	2,052,120
Deferred income taxes (Note 17)	45,390	41,244	412,440
Other current assets	40,757	55,135	551,350

Total current assets	1,046,491	1,118,225	11,182,250

Investments and advances:
Investments in and advances to affiliates and unconsolidated subsidiaries (Note 8)	10,093	16,753	167,530
Securities and other investments (Notes 5 and 14)	690,568	437,369	4,373,690

	700,661	454,122	4,541,220

Property, plant and equipment, at cost (Note 10):
Land	56,806	57,155	571,550
Buildings	261,998	274,206	2,742,060
Machinery and equipment	729,636	718,812	7,188,120
Construction in progress	7,362	17,920	179,200

	1,055,802	1,068,093	10,680,930
Less accumulated depreciation	(774,896)	(782,194)	(7,821,940)

	280,906	285,899	2,858,990
Goodwill (Notes 4 and 9)	32,894	39,794	397,940
Intangible assets (Notes 4 and 9)	24,657	29,829	298,290
Other assets (Notes 11 and 17)	44,855	48,877	488,770

	¥2,130,464	¥1,976,746	$19,767,460

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

March 31, 2007 and 2008

LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS’ EQUITY	2007	2008	2008
	(Yen in millions and U.S. dollars and shares in thousands—Note 2)
Current liabilities:
Short-term borrowings (Notes 10 and 14)	¥15,250	¥7,279	$72,790
Current portion of long-term debt (Notes 10 and 14)	5,853	3,432	34,320
Notes and accounts payable:
Trade	100,295	95,390	953,900
Other	49,134	66,757	667,570
Accrued liabilities:
Payroll and bonus	41,680	43,207	432,070
Income taxes	36,475	27,118	271,180
Other	33,391	32,815	328,150
Other current liabilities (Note 17)	24,110	25,684	256,840

Total current liabilities	306,188	301,682	3,016,820

Long-term debt (Notes 10 and 14)	7,283	8,298	82,980
Accrued pension and severance liabilities (Note 11)	16,297	15,041	150,410
Deferred income taxes (Note 17)	206,858	118,016	1,180,160
Other non-current liabilities (Note 17)	12,355	17,542	175,420

Total liabilities	548,981	460,579	4,605,790

Minority interests in subsidiaries	66,923	65,002	650,020

Commitments and contingencies (Note 15)

Stockholders’ equity (Note 16):
Common stock:
Authorized 600,000 shares
Issued 191,309 shares	115,703	115,703	1,157,030
Additional paid-in capital	162,363	162,864	1,628,640
Retained earnings	1,055,293	1,143,821	11,438,210
Accumulated other comprehensive income	203,056	44,066	440,660
Common stock in treasury, at cost (Note 12):
2,660 shares at March 31, 2007 and 1,885 shares at March 31, 2008	(21,855)	(15,289)	(152,890)

Total stockholders’ equity	1,514,560	1,451,165	14,511,650

	¥2,130,464	¥1,976,746	$19,767,460

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2008

	2006	2007	2008	2008
	(Yen in millions and U.S. dollars and shares in thousands, except per share amounts—Note 2)
Net sales (Note 8)	¥1,173,544	¥1,283,897	¥1,290,436	$12,904,360
Cost of sales	835,042	900,470	883,763	8,837,630

Gross profit	338,502	383,427	406,673	4,066,730
Selling, general and administrative expenses	238,807	248,325	254,253	2,542,530

Profit from operations	99,695	135,102	152,420	1,524,200
Other income (expenses):
Interest and dividend income	8,990	15,472	18,444	184,440
Interest expense	(1,301)	(1,647)	(1,480)	(14,800)
Foreign currency transaction losses, net (Note 13)	(316)	(65)	(956)	(9,560)
Equity in (losses) earnings of affiliates and unconsolidated subsidiaries (Notes 8 and 13)	(1,216)	2,621	6,091	60,910
Gains (losses) on sales of securities, net	1,472	3,819	(622)	(6,220)
Gains on exchange for the shares (Note 5)	5,294	24	—	—
Gains on sale of investment in an affiliate (Note 8)	6,931	26	—	—
Loss on impairment of investment in an affiliate (Note 8)	(3,492)	—	—	—
Other, net	1,180	1,188	945	9,450

	17,542	21,438	22,422	224,220

Income from continuing operations before income taxes and minority interests	117,237	156,540	174,842	1,748,420
Income taxes (Note 17):
Current	46,240	53,765	61,662	616,620
Deferred	520	(4,878)	(1,427)	(14,270)

	46,760	48,887	60,235	602,350

Income before continuing operations before minority interests	70,477	107,653	114,607	1,146,070
Minority interests	(4,389)	(6,324)	(7,363)	(73,630)

Income from continuing operations	66,088	101,329	107,244	1,072,440
Income from discontinued operations (Notes 3 and 13)	3,608	5,175	—	—

Net income	¥69,696	¥106,504	¥107,244	$1,072,440

Earnings per share (Note 20):
Income from continuing operations:
Basic	¥352.44	¥538.52	¥566.58	$5.67
Diluted	352.21	537.35	565.80	5.66
Income from discontinued operations:
Basic	19.24	27.51	—	—
Diluted	19.22	27.44	—	—
Net income:
Basic	371.68	566.03	566.58	5.67
Diluted	371.43	564.79	565.80	5.66
Cash dividends declared per share:
Per share of common stock	100.00	110.00	120.00	1.20
Weighted average number of shares of common stock outstanding:
Basic	187,514	188,160	189,283
Diluted	187,640	188,573	189,544

The accompanying notes are an integral part of these statements.

Consolidated Statements of Stockholders’ Equity

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings (Note 16)	Accumulated Other Comprehensive Income (Note 16)	Treasury Stock (Note 12)	Comprehensive Income
	(Yen in millions and U.S. dollars and shares in thousands—Note 2)

Balance, March 31, 2005 (187,481)	¥115,703	¥162,061	¥916,628	¥11,839	¥(31,380)
Net income for the year			69,696			¥69,696
Foreign currency translation adjustments				21,396		21,396
Minimum pension liability adjustment—net of taxes of ¥322 (Note 11)				(428)		(428)
Net unrealized gains on securities—net of taxes of ¥29,400 (Note 5)				42,054		42,054
Reclassification adjustments for net gains on securities—net of taxes of ¥1,206 (Note 5)				(1,866)		(1,866)
Net unrealized losses on derivative financial instruments (Note 13)				(75)		(75)
Reclassification adjustments for net losses on derivative financial instruments (Note 13)				27		27

Total comprehensive income for the year						¥130,804

Cash dividends			(18,748)
Purchase of treasury stock (20)					(170)
Reissuance of treasury stock (294)		(67)			2,407

Balance, March 31, 2006 (187,755)	115,703	161,994	967,576	72,947	(29,143)
Net income for the year			106,504			¥106,504
Foreign currency translation adjustments				10,474		10,474
Minimum pension liability adjustment—net of taxes of ¥108 (Note 11)				(82)		(82)
Net unrealized gains on securities—net of taxes of ¥70,986 (Note 5)				103,334		103,334
Reclassification adjustments for net gains on securities—net of taxes of ¥6 (Note 5)				(1,313)		(1,313)
Net unrealized gains on derivative financial instruments (Note 13)				89		89
Reclassification adjustments for net losses on derivative financial instruments (Note 13)				49		49

Total comprehensive income for the year						¥219,055

Adjustment for initially applying SFAS No. 158—net of taxes of ¥12,035 (Note 11)				17,558
Cash dividends			(18,787)
Purchase of treasury stock (24)					(251)
Reissuance of treasury stock (918)		127			7,539
Stock option plan of subsidiaries		242

Consolidated Statements of Stockholders’ Equity—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings (Note 16)	Accumulated Other Comprehensive Income (Note 16)	Treasury Stock (Note 12)	Comprehensive Income
	(Yen in millions and U.S. dollars and shares in thousands—Note 2)

Balance, March 31, 2007 (188,649)	115,703	162,363	1,055,293	203,056	(21,855)
Cumulative effect of applying FIN48 to opening balance (Note 17)			3,968
Net income for the year			107,244			¥107,244
Foreign currency translation adjustments				(36,698)		(36,698)
Pension adjustments—net of taxes of ¥914 (Note 11)				(762)		(762)
Reclassification adjustments for pension adjustments net of taxes of ¥1,191 (Note 11)				(1,792)		(1,792)
Net unrealized losses on securities—net of taxes of ¥83,189 (Note 5)				(118,541)		(118,541)
Reclassification adjustments for net gains on securities—net of taxes of ¥11 (Note 5)				(1,330)		(1,330)
Net unrealized gains on derivative financial instruments (Note 13)				210		210
Reclassification adjustments for net gains on derivative financial instruments (Note 13)				(77)		(77)

Total comprehensive income (loss) for the year						¥(51,746)

Cash dividends			(22,684)
Purchase of treasury stock (18)					(211)
Reissuance of treasury stock (823)		254			6,777
Stock option plan of subsidiaries		247

Balance, March 31, 2008 (189,454)	¥115,703	¥162,864	¥1,143,821	¥44,066	¥(15,289)

Balance, March 31, 2007	$1,157,030	$1,623,630	$10,552,930	$2,030,560	$(218,550)
Cumulative effect of applying FIN48 to opening balance (Note 17)			39,680
Net income for the year			1,072,440			$1,072,440
Foreign currency translation adjustments				(366,980)		(366,980)
Pension adjustments—net of taxes of $9,140 (Note 11)				(7,620)		(7,620)
Reclassification adjustments for pension adjustments net of taxes of $11,910 (Note 11)				(17,920)		(17,920)
Net unrealized losses on securities—net of taxes of $831,890 (Note 5)				(1,185,410)		(1,185,410)
Reclassification adjustments for net gains on securities—net of taxes of $110 (Note 5)				(13,300)		(13,300)
Net unrealized gains on derivative financial instruments (Note 13)				2,100		2,100
Reclassification adjustments for net gains on derivative financial instruments (Note 13)				(770)		(770)

Total comprehensive income (loss) for the year						$(517,460)

Cash dividends			(226,840)
Purchase of treasury stock					(2,110)
Reissuance of treasury stock		2,540			67,770
Stock option plan of subsidiaries		2,470

Balance, March 31, 2008	$1,157,030	$1,628,640	$11,438,210	$440,660	$(152,890)

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2008

	2006	2007	2008	2008
	(Yen in millions and U.S. dollars in thousands—Note 2)
Cash flows from operating activities:
Net income	¥69,696	¥106,504	¥107,244	$1,072,440
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	73,186	82,182	87,045	870,450
Provision for doubtful accounts	(466)	(494)	(181)	(1,810)
Write-down of inventories	8,446	11,328	5,141	51,410
Deferred income taxes (Note 17)	(218)	(4,878)	(1,427)	(14,270)
Minority interests	4,389	6,324	7,363	73,630
Equity in (earnings) losses of affiliates and unconsolidated subsidiaries (Note 8)	1,216	(2,621)	(6,091)	(60,910)
(Gains) losses on sales of securities, net	(1,652)	(3,819)	622	6,220
Gains on sales of investment in an affiliate (Note 8)	(6,931)	(26)	—	—
Loss on impairment of investment in an affiliate (Note 8)	3,492	—	—	—
Gains on sales of investment in subsidiaries (Note 3)	—	(8,252)	—	—
Gains on exchange for shares (Note 5)	(5,294)	(24)	—	—
Foreign currency adjustments	272	160	(1,588)	(15,880)
Change in assets and liabilities:
(Increase) decrease in receivables	(9,237)	(32,626)	13,732	137,320
(Increase) decrease in inventories	21,263	(25,100)	(9,766)	(97,660)
Increase in other current assets	(3,331)	(1,901)	(14,008)	(140,080)
Increase in notes and accounts payable	14,390	6,015	5,177	51,770
Increase (Decrease) in accrued income taxes	(4,720)	9,066	(8,817)	(88,170)
Increase in other current liabilities	3,284	11,111	6,010	60,100
Increase (Decrease) in other non-current liabilities	(118)	(7,062)	4,230	42,300
Other, net	3,410	3,757	2,249	22,490

Total adjustments	101,381	43,140	89,691	896,910

Net cash provided by operating activities	171,077	149,644	196,935	1,969,350

Cash flows from investing activities:
Payments for purchases of available-for-sale securities	(98,219)	(44,582)	(20,785)	(207,850)
Payments for purchases of held-to-maturity securities	(11,070)	(26,867)	(17,959)	(179,590)
Payments for purchases of investments and advances	(224)	(307)	(3,293)	(32,930)
Sales and maturities of available-for-sale securities	50,090	99,230	92,029	920,290
Maturities of held-to-maturity securities	2,340	27,889	32,784	327,840
Acquisitions of businesses, net of cash acquired (Notes 4 and 21)	3	(756)	(26,483)	(264,830)
Proceeds from sales of investment in an affiliate (Note 8)	24,133	60	70	700
Proceeds from sales of investment in subsidiaries (Note 3)	—	24,602	—	—
Payments for purchases of property, plant and equipment	(91,436)	(64,751)	(71,827)	(718,270)
Payments for purchases of intangible assets	(10,589)	(8,215)	(6,442)	(64,420)
Proceeds from sales of property, plant and equipment, and intangible assets	3,350	2,693	877	8,770
Acquisition of certificate of deposits and time deposits	(132,286)	(356,169)	(372,798)	(3,727,980)
Withdrawal of certificate of deposits and time deposits	100,923	203,076	423,845	4,238,450
Pro rata distribution of available-for-sale securities (Note 5)	—	—	(12,818)	(128,180)
Other, net	(2,482)	(7,606)	(2,306)	(23,060)

Net cash provided by (used in) investing activities	(165,467)	(151,703)	14,894	148,940

Cash flows from financing activities:
Increase (Decrease) in short-term debt	23,363	9,369	(7,202)	(72,020)
Proceeds from issuance of long-term debt	19,876	1,928	5,000	50,000
Payments of long-term debt	(48,458)	(13,361)	(6,647)	(66,470)
Dividends paid	(20,473)	(20,632)	(24,566)	(245,660)
Purchase of treasury stock	(170)	(251)	(211)	(2,110)
Reissuance of treasury stock	2,339	7,666	7,031	70,310
Other, net	234	(5,364)	(1,476)	(14,760)

Net cash used in financing activities	(23,289)	(20,645)	(28,071)	(280,710)

Effect of exchange rate changes on cash and cash equivalents	7,896	4,103	(18,380)	(183,800)

Net increase (decrease) in cash and cash equivalents	(9,783)	(18,601)	165,378	1,653,780
Cash and cash equivalents at beginning of year	310,592	300,809	282,208	2,822,080

Cash and cash equivalents at end of year	¥300,809	¥282,208	¥447,586	$4,475,860

The accompanying notes are an integral part of these statements.

Notes to The Consolidated Financial Statements

Kyocera Corporation and Consolidated Subsidiaries

1. ACCOUNTING POLICIES

Financial Statements Presentation:

The accounts of Kyocera Corporation and its Japanese subsidiaries are generally maintained in accordance with accounting principles generally accepted in Japan. Adjustments, which are not recorded in Kyocera Corporation and its Japanese subsidiaries’ books of account, have been booked to the accompanying consolidated financial statements in order to present them in conformity with accounting principles generally accepted in the United States of America.

Basis of Consolidation and Accounting for Investments in Affiliated Companies:

The consolidated financial statements include the accounts of Kyocera Corporation, its majority-owned subsidiaries and a variable interest entity for which Kyocera Corporation is the primary beneficiary under Financial Accounting Standard Board (FASB) Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities.” All significant intercompany transactions and accounts are eliminated. Investments in 20% to 50% owned companies are accounted for under the equity method, whereby Kyocera includes in net income its equity in the earnings or losses from these companies.

The consolidated variable interest entity for which Kyocera Corporation is the primary beneficiary does not have a material effect on Kyocera’s financial position and results of operations.

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

Revenue from financial services

In addition to the tangible products as discussed above, Kyocera also provided certain services, primarily financial services provided by Kyocera Leasing Co., Ltd. until August 2006. Revenue from direct financing leases was recognized over the term of the lease, and amortization of unearned lease income was recognized using the interest method. Interest income on installment loans was recognized on an accrual basis. Interest income was no longer accrued at the time the collection of the interest was past due one year or more, or

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

the collection of the principal was past due six months or more. The interest received from cash payments on impaired loans was recorded as income, unless the collectibility of the remaining investments was doubtful, in which case the cash receipt was recorded as collection of the principal.

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

Allowances for Doubtful Accounts:

Kyocera maintains allowances for doubtful accounts related to trade notes receivables, trade accounts receivables and finance receivables for estimated losses resulting from customers’ inability to make timely payments, including interest on finance receivables. Kyocera’s estimates are based on various factors including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of a specific customer’s inability to meet its financial obligations, a specific allowance against these amounts is provided considering the fair value of assets pledged by the customer as collateral.

Inventories:

Inventories are stated at the lower of cost or market. Cost is determined by the average method for approximately 62% and 66% of finished goods and work in process as well as approximately 21% and 17% of raw materials and supplies at March 31, 2007 and 2008, respectively. The first-in, first-out method is applied to the other inventories. Kyocera recognizes estimated write-down of inventories for excess, slow-moving and obsolete inventories.

Securities:

Certain investments in debt and equity securities are accounted for under Statement of Financial Accounting Standards (SFAS) No. 115 “Accounting for Certain Investments in Debt and Equity Securities.” Securities classified as available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of taxes. Securities classified as held-to-maturity securities are recorded at amortized cost. Kyocera evaluates whether the declines in fair value of debt and equity securities with readily determinable fair values are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost, and the anticipated recoverability in fair value.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

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

Effective April 1, 2007, Kyocera Corporation and its domestic subsidiaries, as a result of taking the business situation into consideration, has adopted” the 250 percent declining-balance depreciation method” for buildings, machinery and equipment. Estimated useful lives and estimated salvage values were also changed in conjunction with this change. Under the new provisions of SFAS No. 154 “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3,” a change in depreciation method is treated as a change in estimate. The effect of the change in depreciation method has been reflected on a prospective basis beginning April 1, 2007, and prior period results were not restated.

Kyocera Corporation and its domestic subsidiaries believe that the change from the declining-balance depreciation method to the 250 percent declining-balance depreciation method better reflects future business situation and provides a better matching of costs and revenues over the assets’ estimated useful lives. The change in depreciation methods caused a decrease in net income by ¥7,736 million ($77,360 thousand), basic earnings per share of net income and diluted earnings per share of net income by ¥40.87 and ¥40.81 for the year ended March 31, 2008, respectively.

Goodwill and Other Intangible Assets:

Kyocera has adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” This requires that, rather than being amortized, goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment. Intangible assets with definite useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

The principal estimated useful lives for intangible assets are as follows:

Patent rights	2 to 8 years
Software	2 to 8 years
Customer relationships	5 to 18 years

Impairment of Long-Lived Assets:

Pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” Kyocera reviews its long-lived assets and intangible assets with definite useful lives for impairment periodically.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

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

Kyocera designates certain foreign currency forward contracts and interest rate swaps as cash flow hedges under SFAS No. 133. Most of Kyocera’s foreign currency forward contracts are entered into as hedges of existing foreign currency denominated assets and liabilities and as such do not qualify for hedge accounting. Accordingly, Kyocera records changes in fair value of these foreign currency forward contracts currently in earnings. It is expected that such changes will be offset by corresponding gains or losses on the underlying assets and liabilities.

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

Stock-Based Compensation:

Prior to April 1, 2006, Kyocera accounted for stock-based compensation in accordance with SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure,” an Amendment of FASB Statement No. 123, “Accounting for Stock-Based Compensation.” As allowed by SFAS No. 148, Kyocera measured stock-based compensation expense using the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related interpretations. Effective April 1 2006, Kyocera adopted SFAS No. 123 (revised 2004) (SFAS No. 123R), “Share—Based Payment” and recognized the cost resulting from share-based payment transactions in financial statements by adopting fair-value based measurement method in accordance with SFAS No. 123R. Under the modified prospective method of adoption for SFAS No. 123R, Kyocera recognized compensation cost which includes: (a) compensation cost for all stock options granted prior to, but not yet vested as of April 1, 2006, and (b) compensation cost for all stock options granted or modified subsequent to April 1, 2006.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The following table illustrates the effect on income from continuing operations, net income and earnings per share if Kyocera had applied the fair value recognition provision of SAFS123 for the year ended March 31, 2006.

Year ended March 31, 2006
Income from continuing operations, as reported	¥66,088
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards—net of taxes	(1,550)

Pro forma income from continuing operations	64,538
Income from discontinued operations	3,608

Pro forma net income	¥68,146

Earnings per share:
Income from continuing operations:
Basic, as reported	¥352.44
Basic, pro forma	344.18
Diluted, as reported	352.21
Diluted, pro forma	343.94

Net income:
Basic, as reported	371.68
Basic, pro forma	363.42
Diluted, as reported	371.43
Diluted, pro forma	363.17

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

Use of Estimates:

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. However, actual results could differ from those estimates.

Recently adopted Accounting Standards:

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (FIN 48) which clarifies the accounting for uncertainty in income

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

taxes recognized in the financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 also provides guidance on derecognition, classification, interest and penalties, disclosure and transitional measures. FIN 48 was effective for fiscal years beginning after December 15, 2006. Cumulative effect of applying FIN48, which was effective April 1, 2007, increased the opening balance of retained earnings by ¥3,968 million ($39,680 thousand). For detailed information, see Note 17 to the Consolidated Financial Statements in this annual report.

Recently Issued Accounting Standards:

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” The purpose of SFAS No. 157 is to define fair value, establish a framework for measuring fair value and enhance disclosures about fair value measurements. In February 2008, the FASB issued FASB Staff Position (FSP) 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” (FSP 157-1) and FSP 157-2, “Effective Date of FASB Statement No. 157” (FSP 157-2). FSP 157-1 amends SFAS No. 157 to remove certain leasing transactions from its scope. FSP 157-2 delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities. The measurement and disclosure requirements related to financial assets and financial liabilities are effective April 1, 2008. The adoption of SFAS No. 157 for financial assets and financial liabilities is not expected to have a material impact on Kyocera’s consolidated results of operations and financial position. Kyocera is currently evaluating the impact that SFAS No. 157 will have on Kyocera’s consolidated results of operations and financial position when it is applied to non-financial assets and non-financial liabilities beginning after April 1, 2009.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115”. SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings. SFAS No. 159 is effective beginning after April 1, 2008. The adoption of SFAS No. 159 is not expected to have a significant impact on Kyocera’s consolidated results of operations and financial position.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) (SFAS No. 141R), “Business Combinations”, which requires assets, liabilities and noncontrolling interests be measured at fair value. Under SFAS No. 141R, transaction and restructuring costs are required to be generally expensed, as well as contingent consideration and in-process research and development be recorded at fair value on acquisition date as a part of fair value of acquired business. In addition, any tax adjustment made after the measurement period impacts income tax expenses. Kyocera will assess the impact of SFAS No. 141R on any future acquisition. SFAS No. 141R will be effective for Kyocera April 1, 2009.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statement an Amendment of Accounting Research Bulletin No. 51”. SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. Kyocera is currently evaluating the impact that SFAS No. 160 will have on Kyocera’s consolidated results of operations and financial position.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative instruments and Hedging Activities an Amendment of FASB Statement No. 133”. SFAS No. 161 requires enhanced disclosures regarding an entity’s derivative and hedging activities to provide adequate information about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SAFS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective beginning after November 15, 2008. As SFAS No. 161 does not impact the measurement or recognition of derivative instruments, the adoption of the SFAS No. 161 will not have any impact on Kyocera’s financial position, financial performance and cash flows.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States of America. The sources of accounting principles that are generally accepted are categorized in descending order as follows:

a)	FASB Statements of Financial Accounting Standards and Interpretations, FASB Statement 133 Implementation Issues, FASB Staff Positions and American Institute of Certified Public Accountants (AICPA) Accounting Research Bulletins and Accounting Principles Board Opinions that are not superseded by actions of the FASB

b)	FASB Technical Bulletins and, if cleared by the FASB, AICPA Industry Audit and Accounting Guides and Statements of Position

c)	AICPA Accounting Standards Executive Committee Practice Bulletins that have been cleared by the FASB, consensus positions of the FASB Emerging Issues Task Force (EITF) and the Topics discussed in Appendix D of EITF Abstracts (EITF D-Topics) and

d)	Implementation guides (Q&As) published by the FASB staff, AICPA Accounting Interpretations, AICPA Industry Audit and Accounting Guides and Statements of Position not cleared by the FASB and practices that are widely recognized and prevalent either generally or in the industry

The adoption of SFAS No. 162 is not expected to have any impact on Kyocera’s financial position, financial performance and cash flows.

Reclassifications:

Certain reclassifications of previously reported amounts have been made to the corresponding footnote of the consolidated statement for the year ended March 31, 2007 in order to conform to the current year presentation. Such reclassifications have no effect on net assets, net income and cash flows.

2. U.S. DOLLAR AMOUNTS:

The consolidated financial statements as of and for the year ended March 31, 2008 presented herein are expressed in Japanese yen, and, solely for the convenience of readers, have been translated into U.S. dollar at the rate of ¥100 for US$1, the rate prevailing on March 31, 2008.

This translation should not be construed as a representation that the yen amounts shown could be so converted into U.S. dollar at ¥100 for US$1 or at any other rate.

3. DISCONTINUED OPERATIONS

On August 1, 2006, Kyocera sold 100% of the shares of Kyocera Leasing Co., Ltd. (presently Diamond Asset Finance Company Limited) to Diamond Lease Company Limited (presently Mitsubishi UFJ Lease & Finance Company Limited) for ¥25,274 million, aimed to concentrate management resources on its core businesses to enhance and improve its corporate value. Kyocera has accounted for the results of operations and the sale of Kyocera Leasing Co., Ltd. less income tax, as discontinued operations in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” in its consolidated statements of income.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The results of operations of discontinued operations for the years ended March 31, 2006 and 2007 are summarized as follows:

	March 31,
	2006	2007
	(Yen in millions)
Net sales	¥9,213	¥1,779
Income before income taxes	4,150	862
Income taxes	542	381
Net income	3,608	481
Gain on sale of discontinued operations—net of taxes of ¥3,534	—	4,694
Income from discontinued operations	3,608	5,175

4. BUSINESS COMBINATIONS

Kyocera Mita Corporation acquired all operations and related assets of Docusource L.L.C. on May 31, 2007. Kyocera Mita Corporation also acquired by merger all of the outstanding capital stock of Garing Business Machines, Inc. on November 27, 2007. These business acquisitions had no material impact on Kyocera’s consolidated results of operations and financial positions.

On September 25, 2007, AVX Corporation (AVX) acquired by merger all of the outstanding capital stock of American Technical Ceramics Corp. (ATC) in exchange for approximately ¥26,920 million ($269,200 thousand) in cash, plus related acquisition costs. ATC designs, develops, manufactures and markets electronic components, including ceramic multilayer capacitors and custom thin film circuits. ATC’s products are used in a broad range of commercial applications, including wireless infrastructure, fiber optics, medical electronics, semiconductor manufacturing equipment and satellite equipment. ATC has manufacturing facilities and sales offices in New York, manufacturing and research and development facilities in Florida, and sales offices in Sweden and China.

AVX has used the purchase method of accounting to record the acquisition in accordance with SFAS No. 141, “Business Combinations”. In accordance with the purchase method, the purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values. As of September 30, 2007, the allocation of the purchase price was prepared based on preliminary estimates of fair values. The initial estimated purchase price allocation was revised as of March 31, 2008 resulting in an increase to goodwill of ¥652 million ($6,520 thousand) as reflected in the table below. The results of operations for ATC were included in the accompanying Consolidated Statement of Operations since the acquisition date and were not material. For Kyocera’s segment reporting, ATC is reported in the Electronic Device Group which includes AVX and goodwill associated with the acquisition is allocated to the reporting unit within AVX.

	September 25, 2007
	(Yen in millions and U.S. dollars in thousands)
Current assets	¥7,550	$75,500
Non-current assets	14,866	148,660

Total assets	22,416	224,160

Current liabilities	1,376	13,760
Non-current liabilities	3,912	39,120

Total liabilities	5,288	52,880

Total identified assets and liabilities	17,128	171,280
Purchase price	26,920	269,200

Goodwill	¥9,792	$97,920

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Intangible assets that AVX recorded due to the acquisition of ATC are summarized as follows:

	March 31,
	2008		2008
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(Yen in millions and U.S. dollars in thousands)
Intangible assets subject to amortization:
Customer relationships	¥5,100	¥141	$51,000	$1,410
Other	1,205	59	12,050	590

Total	¥6,305	¥200	$63,050	$2,000

	2008
	Gross Carrying Amount	Gross Carrying Amount
Intangible assets not subject to amortization:
Trademark	¥3,400	$34,000

Total	¥3,400	$34,000

The estimated aggregate amortization expenses for intangible assets that AVX recorded due to the acquisition of ATC for the next five years are as follows:

Years ending March 31,	(Yen in millions and U.S. dollars in thousands)
2009	¥446	$4,460
2010	431	4,310
2011	430	4,300
2012	429	4,290
2013	429	4,290

5. INVESTMENTS IN DEBT AND EQUITY SECURITIES

Available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of tax. Held-to-maturity securities are recorded at amortized cost. In gross unrealized gains and losses on equity securities, ¥289,853 million of gross unrealized gain at March 31, 2007 and ¥99,697 million ($996,970 thousand) of gross unrealized gain at March 31, 2008 were derived from a fluctuation in the market value of the shares of KDDI Corporation.

Other-than-temporary loss on debt and equity securities with readily determinable fair values for the years ended March 31, 2006, 2007 and 2008 amounted to ¥113 million, ¥797 million and ¥174 million ($1,740 thousand), respectively.

Due to the merger of Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc., on October 1, 2005, Kyocera’s holding shares in UFJ Holdings, Inc. were exchanged for shares of the new company, Mitsubishi UFJ Financial Group. As a result of this share exchange, Kyocera recognized a gain in the amount of ¥5,281 million for the year ended March 31, 2006 in accordance with Emerging Issues Task Force 91-5, “Nonmonetary Exchange of Cost-Method Investments.”

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Investments in debt and equity securities at March 31, 2007 and 2008, included in short-term investments (current assets) and in securities and other investments (non-current assets) are summarized as follows:

	March 31,
	2007				2008
	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
	(Yen in millions)
Available-for-sale securities:
Corporate debt securities	¥3,842	¥4,033	¥194	¥3	¥9,205	¥8,971	¥46	¥280
Other debt securities	74,563	74,574	71	60	5,538	5,377	2	163
Equity securities	272,653	585,274	312,724	103	275,984	386,162	113,327	3,149

Total available-for-sale securities	351,058	663,881	312,989	166	290,727	400,510	113,375	3,592

Held-to-maturity securities:
Other debt securities	33,512	33,447	—	65	15,904	15,989	85	—

Total held-to-maturity securities	33,512	33,447	—	65	15,904	15,989	85	—

Total investments in debt and equity securities	¥384,570	¥697,328	¥312,989	¥231	¥306,631	¥416,499	¥113,460	¥3,592

	March 31, 2008
	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
	(U.S. dollars in thousands)
Available-for-sale securities:
Corporate debt securities	$92,050	$89,710	$460	$2,800
Other debt securities	55,380	53,770	20	1,630
Equity securities	2,759,840	3,861,620	1,133,270	31,490

Total available-for-sale securities	2,907,270	4,005,100	1,133,750	35,920

Held-to-maturity securities:
Other debt securities	159,040	159,890	850	—

Total held-to-maturity securities	159,040	159,890	850	—

Total investments in debt and equity securities	$3,066,310	$4,164,990	$1,134,600	$35,920

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

At March 31, 2008, the contractual maturities of available-for-sale and held-to-maturity securities are summarized as follows:

	March 31, 2008
	Available-for-Sale		Held-to-Maturity		Available-for-Sale		Held-to-Maturity
	Cost*	Aggregate Fair Value	Cost*	Aggregate Fair Value	Cost*	Aggregate Fair Value	Cost*	Aggregate Fair Value
	(Yen in millions and U.S. dollars in thousands)
Due within 1 year	¥5,558	¥5,454	¥5,000	¥5,023	$55,580	$54,540	$50,000	$50,230
Due after 1 year to 5 years	6,471	6,288	10,904	10,966	64,710	62,880	109,040	109,660
Due after 5 years	2,714	2,606	—	—	27,140	26,060	—	—
Equity securities	275,984	386,162	—	—	2,759,840	3,861,620	—	—

	¥290,727	¥400,510	¥15,904	¥15,989	$2,907,270	$4,005,100	$159,040	$159,890

*	Cost represents amortized cost for held-to-maturity securities and acquisition cost for available-for-sale securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

Proceeds from sales of available-for-sale securities and the related gross realized gains and losses for the years ended March 31, 2006, 2007 and 2008 are as follows:

	Years ended March 31,
	2006	2007	2008	2008
	(Yen in millions and U.S. dollars in thousands)
Proceeds from sales of available-for-sale securities	¥48,173	¥99,171	¥88,617	$886,170
Gross realized gains	2,769	6,055	3,224	32,240
Gross realized losses	1,346	2,305	4,078	40,780

For the purpose of computing gains and losses, the cost of those securities is determined by the moving average method.

Kyocera’s available-for-sale securities were classified by length of unrealized loss position at March 31, 2007 and 2008 as follows:

	March 31, 2007
	within 1 year		over 1 year		Total
	Aggregate Fair Value	Gross Unrealized Losses	Aggregate Fair Value	Gross Unrealized Losses	Aggregate Fair Value	Gross Unrealized Losses
	(Yen in millions)
Corporate debt securities	¥529	¥3	¥—	¥—	¥529	¥3
Other debt securities	50,867	60	—	—	50,867	60
Equity securities	1,700	103	—	—	1,700	103

Total	¥53,096	¥166	¥—	¥—	¥53,096	¥166

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	March 31, 2008
	within 1 year		over 1 year		Total
	Aggregate Fair Value	Gross Unrealized Losses	Aggregate Fair Value	Gross Unrealized Losses	Aggregate Fair Value	Gross Unrealized Losses
	(Yen in millions)
Corporate debt securities	¥7,279	¥280	¥—	¥—	¥7,279	¥280
Other debt securities	4,984	163	—	—	4,984	163
Equity securities	14,288	3,148	2	1	14,290	3,149

Total	¥26,551	¥3,591	¥2	¥1	¥26,553	¥3,592

	March 31, 2008
	within 1 year		over 1 year		Total
	Aggregate Fair Value	Gross Unrealized Losses	Aggregate Fair Value	Gross Unrealized Losses	Aggregate Fair Value	Gross Unrealized Losses
	(U.S. dollars in thousands)
Corporate debt securities	$72,790	$2,800	$—	$—	$72,790	$2,800
Other debt securities	49,840	1,630	—	—	49,840	1,630
Equity securities	142,880	31,480	20	10	142,900	31,490

Total	$265,510	$35,910	$20	$10	$265,530	$35,920

At March 31, 2007 and 2008, the number of individual available-for-sale securities in an unrealized loss position held by Kyocera were 38 and 252, respectively. Unrealized loss position at March 31, 2008 included 183 securities held by AVX.

On December 20, 2007, AVX received a pro rata distribution of the underlying securities that had previously been held in a money market investment account previously included in cash and cash equivalents in the consolidated balance sheet. The securities are classified as either current or long-term assets based on their underlying expected cash flows and are being recorded at fair market value. At the time of the pro rata distribution, a loss of ¥ 111 million ($1,110 thousand) was charged to the results of operations for the difference between the cost basis in the money market investment account and the fair value of the underlying securities.

AVX’s available-for-sale securities at March 31, 2008 are summarized as follows:

	March 31, 2008
	Cost	Estimated Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
	(Yen in millions)
Corporate debt securities	¥4,103	¥4,057	¥1	¥47
Other debt securities	4,798	4,688	2	112

Total available-for-sale securities	¥8,901	¥8,745	¥3	¥159

	March 31, 2008
	Cost	Estimated Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
	(U.S. dollars in thousands)
Corporate debt securities	$41,030	$40,570	$10	$470
Other debt securities	47,980	46,880	20	1,120

Total available-for-sale securities	$89,010	$87,450	$30	$1,590

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

6. INVENTORIES

Inventories at March 31, 2007 and 2008 are as follows:

	March 31,
	2007	2008	2008
	(Yen in millions and U.S. dollars in thousands)
Finished goods	¥106,135	¥101,353	$1,013,530
Work in process	44,806	42,444	424,440
Raw materials and supplies	58,247	61,415	614,150

	¥209,188	¥205,212	$2,052,120

7. VALUATION AND QUALIFYING ACCOUNTS

Changes in valuation and qualifying accounts are as follows:

		Additions
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged (Credited) to other Accounts(A)	Deductions (B)	Balance at End of Period
	(Yen in millions and U.S. dollars in thousands)
For the year ended March 31, 2006:
Allowance for doubtful accounts	¥21,039	¥696	¥388	¥(9,939)	¥12,184
Allowance for sales returns	3,899	7,039	364	(7,590)	3,712

Total	¥24,938	¥7,735	¥752	¥(17,529)	¥15,896

For the year ended March 31, 2007:
Allowance for doubtful accounts	¥12,184	¥804	¥(4,802)	¥(3,204)	¥4,982
Allowance for sales returns	3,712	7,811	65	(8,499)	3,089

Total	¥15,896	¥8,615	¥(4,737)	¥(11,703)	¥8,071

For the year ended March 31, 2008:
Allowance for doubtful accounts	¥4,982	¥628	¥(406)	¥(1,324)	¥3,880
Allowance for sales returns	3,089	8,510	(549)	(8,615)	2,435

Total	¥8,071	¥9,138	¥(955)	¥(9,939)	¥6,315

For the year ended March 31, 2008:
Allowance for doubtful accounts	$49,820	$6,280	$(4,060)	$(13,240)	$38,800
Allowance for sales returns	30,890	85,100	(5,490)	(86,150)	24,350

Total	$80,710	$91,380	$(9,550)	$(99,390)	$63,150

(A)	Foreign currency translation adjustments and the decrease by the sale of Kyocera Leasing Co., Ltd.
(B)	Charge-offs

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

8. INVESTMENTS IN AND ADVANCES TO AFFILIATES

Kyocera Corporation owned a 36.02% interest in Taito Corporation, a major affiliate which operates in the electric amusement business and accounted for its investment under the equity method. On September 28, 2005, Kyocera Corporation sold its entire holding of shares of Taito Corporation in a tender offer bid for Taito shares by Square Enix Co. Ltd., one of the leading companies in the game software industry. As a result of this sale of Taito Corporation shares, Kyocera Corporation recorded a gain of ¥6,931 million for the year ended March 31, 2006.

Kyocera Corporation owns a 30% interest in WILLCOM, Inc., which operates a Personal Handyphone System business accounted for by the equity method.

Kyocera Mita Corporation owns a 30% interest in Triumph-Adler AG Group (TA) and accounted for its investment by the equity method. TA, a listed company in Germany, is a distributor of office equipment. Kyocera recognized loss on impairment of investment in an affiliate of ¥3,492 million due to an extended decline in its market value for the year ended March 31, 2006.

The market values of investment in TA at March 31, 2007 and 2008 were ¥3,375 million and ¥4,798 million ($47,980 thousand), respectively. The carrying amount of investment in TA accounted for by the equity method at March 31, 2007 and 2008 were ¥2,263 million and ¥3,096 million ($30,960 thousand), respectively. Kyocera did not recognize losses on impairment of investment in TA as results of increases of TA’s market value in the years ended March 31, 2007 and 2008.

Related party transactions with the affiliates, accounted for by the equity method are as follows:

	March 31,
	2007	2008	2008
	(Yen in millions and U.S. dollars in thousands)
Kyocera’s investments in and advances to affiliates	¥9,818	¥16,408	$164,080
Kyocera’s trade receivables from affiliates	13,940	15,433	154,330

	Years ended March 31,
	2006	2007	2008	2008
	(Yen in millions and U.S. dollars in thousands)
Kyocera’s equity in (losses) earnings of affiliates	¥(1,311)	¥2,593	¥6,080	$60,800
Kyocera’s sales to affiliates	42,822	39,189	42,291	422,910

9. GOODWILL AND OTHER INTANGIBLE ASSETS

Intangible assets are summarized as follows:

	March 31,
	2007		2008		2008
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(Yen in millions and U.S. dollars in thousands)
Intangible assets subject to amortization:
Patent rights	¥29,008	¥17,710	¥27,775	¥21,253	$277,750	$212,530
Software	27,626	16,876	29,772	18,825	297,720	188,250
Customer relationships	307	136	5,596	298	55,960	2,980
Other	6,255	3,819	8,334	4,674	83,340	46,740

Total	¥63,196	¥38,541	¥71,477	¥45,050	$714,770	$450,500

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	2007	2008	2008
	Gross Carrying Amount	Gross Carrying Amount	Gross Carrying Amount
Intangible assets not subject to amortization:
Trademark	¥—	¥3,400	$34,000
Other	2	2	20

Total	¥2	¥3,402	$34,020

Intangible assets acquired during the year ended March 31, 2008 are as follows:

	Year ended March 31
	2008	2008
	(Yen in millions and U.S. dollars in thousands)
Intangible assets subject to amortization:
Patent rights	¥453	$4,530
Software	5,816	58,160
Customer relationships	6,299	62,990
Other	2,250	22,500
Intangible assets not subject to amortization:
Trademark	4,012	40,120

Total	¥18,830	$188,300

The weighted average amortization periods for patent rights, software and customer relationships are five years, four years and 17 years, respectively.

Total amortization of intangible assets during the years ended March 31, 2006, 2007 and 2008 amounted to ¥10,042 million, ¥11,666 million and ¥11,132 million ($111,320 thousand), respectively.

The estimated aggregate amortization expenses for intangible assets for the next five years are as follows:

Years ending March 31,	(Yen in millions and U.S. dollars in thousands)
2009	¥8,517	$85,170
2010	5,426	54,260
2011	3,110	31,100
2012	1,374	13,740
2013	762	7,620

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The changes in the carrying amounts of goodwill by reporting segment for the years ended March 31, 2007 and 2008 are as follows:

	Fine Ceramic Parts Group	Semiconductor Parts Group	Applied Ceramic Products Group	Electronic Device Group	Information Equipment Group	Others	Total
	(Yen in millions and U.S. dollars in thousands)
Balance at March 31, 2006	¥100	¥912	¥7,046	¥18,472	¥684	¥4,137	¥31,351
Goodwill acquired during the year	—	—	—	2,699	—	19	2,718
Impairment of goodwill	—	—	—	—	—	(1,478)	(1,478)
Translation adjustments and reclassification to other accounts	—	—	60	239	5	(1)	303

Balance at March 31, 2007	100	912	7,106	21,410	689	2,677	32,894
Goodwill acquired during the year	—	—	—	10,211	202	—	10,413
Translation adjustments and reclassification to other accounts	—	—	(1,083)	(2,298)	(132)	—	(3,513)

Balance at March 31, 2008	¥100	¥912	¥6,023	¥29,323	¥759	¥2,677	¥39,794

Balance at March 31, 2007	$1,000	$9,120	$71,060	$214,100	$6,890	$26,770	$328,940
Goodwill acquired during the year	—	—	—	102,110	2,020	—	104,130
Translation adjustments and reclassification to other accounts	—	—	(10,830)	(22,980)	(1,320)	—	(35,130)

Balance at March 31, 2008	$1,000	$9,120	$60,230	$293,230	$7,590	$26,770	$397,940

The goodwill of ¥10,413 million ($104,130 thousand) which Kyocera acquired during fiscal 2008 was mainly based on acquisition of ATC by AVX included in the “Electronic Device Group”. For detailed information of this acquisition, see Note 4 to the Consolidated Financial Statements in this annual report on Form 20-F.

Kyocera performed the annual impairment test of goodwill and other intangible assets and recorded an impairment loss of ¥ 1,478 million in a reporting unit in Others segment in the three months ended March 31, 2007. The impairment charge reflected the overall decline in the fair value of a domestic subsidiary. The fair value of the subsidiary was estimated principally using the expected present value of future cash flow.

Kyocera also performed this test in the three months ended March 31, 2008 and no impairment loss was recognized.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

10. SHORT-TERM BORROWINGS AND LONG-TERM DEBT:

Short-term borrowings at March 31, 2007 and 2008 are comprised of the following:

Loans, principally from banks with average interest rate of 5.17% and 3.46% at March 31, 2007 and 2008, respectively.

	March 31,
	2007	2008	2008
	(Yen in millions and U.S. dollars in thousands)
Unsecured	¥15,250	¥7,279	$72,790

Long-term debt at March 31, 2007 and 2008 are comprised of the following:

Loans, principally from banks with interest rates ranging from 0.15% to 5.82% and from 0.15% to 5.51% at March 31, 2007 and 2008, respectively.

	March 31,
	2007	2008	2008
	(Yen in millions and U.S. dollars in thousands)
Secured	¥3,256	¥2,585	$25,850
Unsecured	9,880	9,145	91,450

	13,136	11,730	117,300
Less, portion due within one year	(5,853)	(3,432)	(34,320)

	¥7,283	¥8,298	$82,980

Aggregate maturities of long-term debt at March 31, 2008 are as follows:

Years ending March 31,	(Yen in millions and U.S. dollars in thousands)
2010	¥3,011	$30,110
2011	2,901	29,010
2012	919	9,190
2013	504	5,040
2014 and thereafter	963	9,630

	¥8,298	$82,980

Kyocera’s assets pledged as collateral of property, plant and equipment, net of accumulated depreciation for long-term debt at March 31, 2007 and 2008 were ¥5,374 million and ¥5,145 million ($51,450 thousand), respectively.

11. BENEFIT PLANS

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

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The following tables show the incremental effect of the applying SFAS No. 158 at March 31, 2007 on the consolidated balance sheet line items listed below. These adjustments had no effect on Kyocera’s consolidated statements of income and cash flows for the year ended March 31, 2007.

	Before Application of SFAS No. 158	Adjustments	After Application of SFAS No. 158
	(Yen in millions)
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

Domestic:

a. Defined benefit plans

At March 31, 2008, Kyocera Corporation and its major domestic subsidiaries sponsor funded defined benefit pension plans or unfunded retirement and severance plans for their employees.

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

Major domestic subsidiaries also amended their benefit plans and adopted the “point system” effective April 2006 and April 2007. As a result of this amendment, their projected benefit obligations decreased and such decreases were reflected as prior service costs.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The funded statuses of the benefit plans at Kyocera Corporation and its major domestic subsidiaries at March 31, 2007 and 2008 are as follows:

	March 31,
	2007	2008	2008
	(Yen in millions and U.S. dollars in thousands)
Change in projected benefit obligations:
Projected benefit obligation at beginning of year	¥110,530	¥110,025	$1,100,250
Service cost	7,873	7,668	76,680
Interest cost	2,098	2,166	21,660
Actuarial gain	(1,792)	(275)	(2,750)
Benefits paid	(3,355)	(3,615)	(36,150)
Amendment	(5,329)	110	1,100
Other	—	560	5,600

Projected benefit obligation at end of year	110,025	116,639	1,166,390

Change in plan assets:
Fair value of plan assets at beginning of year	119,920	127,652	1,276,520
Actual return on plan assets	2,033	(799)	(7,990)
Employer contribution	8,935	8,910	89,100
Benefits paid	(3,236)	(3,538)	(35,380)
Other	—	206	2,060

Fair value of plan assets at end of year	127,652	132,431	1,324,310

Funded status	¥17,627	¥15,792	$157,920

Amounts recognized in the consolidated balance sheets consist of:
Prepaid benefit cost	¥24,182	¥23,652	$236,520
Accrued benefit liability	(6,555)	(7,860)	(78,600)

Net amount recognized	¥17,627	¥15,792	$157,920

Amounts recognized in accumulated other comprehensive income (loss) consist of:
Net transition obligation	¥(337)	¥(111)	$(1,110)
Prior service cost	55,642	51,204	512,040
Actuarial loss	(26,235)	(28,943)	(289,430)

Accumulated other comprehensive income	¥29,070	¥22,150	$221,500

Accumulated benefit obligation at end of year	¥108,037	¥116,133	$1,161,330

Pension plans with an accumulated benefit obligation in excess of plan assets at the end of year are as follows:
Projected benefit obligation	¥17,614	¥20,880	$208,800
Accumulated benefit obligation	17,211	20,479	204,790
Fair value of plan assets	11,059	13,299	132,990

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries in the years ended March 31, 2006, 2007 and 2008, include the following components:

	Years ended March 31,
	2006	2007	2008	2008
	(Yen in millions and U.S. dollars in thousands)
Service cost	¥6,661	¥7,873	¥7,668	$76,680
Interest cost	2,045	2,098	2,166	21,660
Expected return on plan assets	(2,159)	(2,870)	(3,193)	(31,930)
Amortization of transition obligation	221	185	226	2,260
Amortization of prior service cost	(4,445)	(4,739)	(4,328)	(43,280)
Recognized actuarial loss	1,350	1,310	1,030	10,300

Net periodic pension costs	¥3,673	¥3,857	¥3,569	$35,690

Changes in other comprehensive income (loss) at Kyocera Corporation and its major domestic subsidiaries in the year ended March 31, 2008 include the following components:

	Year ended March 31,
	2008	2008
	(Yen in millions and U.S. dollars in thousands)
Prior service cost due to plan amendments	¥110	$1,100
Net actuarial loss incurred during the year	3,738	37,380
Amortization of transition obligation	(226)	(2,260)
Amortization of prior service cost	4,328	43,280
Recognized actuarial loss	(1,030)	(10,300)

Change in other comprehensive income	¥6,920	$69,200

Transition obligation, prior service cost and actuarial loss expected to be amortized at Kyocera Corporation and its major domestic subsidiaries in the year ending March 31, 2009 are as follows:

	Year ending March 31,
	2009	2009
	(Yen in millions and U.S. dollars in thousands)
Amortization of transition obligation	¥111	$1,110
Amortization of prior service cost	(4,329)	(43,290)
Recognized actuarial loss	906	9,060

Assumptions used to determine projected benefit obligations at Kyocera Corporation and its major domestic subsidiaries at March 31, 2007 and 2008 are as follows:

	March 31,
	2007	2008
Discount rate	1.75%-2.00%	1.75%-2.00%

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Assumptions used to determine net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries for the years ended March 31, 2006 , 2007 and 2008 are as follows:

	2006	2007	2008
	Years ended March 31,
Discount rate	2.00%	1.75%-2.00%	1.75%-2.00%
Expected long-term rate of return on plan assets	2.00%-2.50%	2.00%-2.50%	2.50%-3.00%

Kyocera Corporation and its domestic subsidiaries use a December 31 measurement date for their plans. Certain domestic subsidiaries use a March 31 measurement date for their plans. Kyocera Corporation and its domestic subsidiaries, which currently use a December 31 measurement date, will use a March 31 measurement date upon the adoption of measurement provision of SFAS No. 158 for the year ending March 31, 2009. Kyocera Corporation and its domestic subsidiaries are currently evaluating the impact of the adoption of the measurement date provision of SFAS No. 158 on retained earnings in the year ending March 31, 2009.

Rate of increase in compensation levels was not used in the calculation of projected benefit obligation and net periodic pension costs for the years ended March 31, 2006, 2007 and 2008 under the “point system.”

Kyocera Corporation and its major domestic subsidiaries determine its expected long-term rate of return on plan assets based on the defined yields of life insurance company general account, which occupies major part of plan assets categories, and their consideration of the current expectations for future returns and the historical returns of other plan assets categories in which they invest.

Plan assets categories at Kyocera Corporation and its major domestic subsidiaries at March 31, 2007 and 2008 are as follows:

	March 31,
	2007	2008
Life insurance company general account	58.6%	58.5%
Equity securities	25.6%	22.4%
Debt securities	8.2%	6.6%
Cash and cash equivalents	1.4%	5.5%
Other	6.2%	7.0%

	100.0%	100.0%

Kyocera Corporation and its major domestic subsidiaries manage and operate their plan assets with a target of obtaining better performance more than earnings from the expected rate of return on plan assets to ensure the sources of funds sufficient to cover the pension benefits paid to participants and beneficiaries into the future. In terms of the plan assets management, they make appropriate investment choices and optimal portfolios with a consideration of its performances, expected returns and risks, and entrusts their plan assets to the fund trustees which can be expected to be the most appropriate to accomplish Kyocera’s objective. They also make an effort to maintain their portfolios within reasonable allocations of plan assets. They evaluate their categories of plan assets allocations and can change their portfolios when it is needed. Their long-term strategy is to allocate approximately 60% Life insurance company general account which assures fixed income, and approximately 25% equity and debt securities and approximately 15% cash and other for their defined benefit plans.

Kyocera Corporation and its major domestic subsidiaries forecast to contribute ¥8,489 million ($84,890 thousand) to the defined benefit pension plans in the year ending March 31, 2009.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Estimated future benefit payments at Kyocera Corporation and its major domestic subsidiaries are as follows:

Years ending March 31,	(Yen in millions and U.S. dollars in thousands)
2009	¥4,981	$49,810
2010	5,126	51,260
2011	5,066	50,660
2012	5,619	56,190
2013	5,658	56,580
2014 to 2018	38,080	380,800

b. Other plan

Kyocera Corporation and its major domestic subsidiaries also provide for lump-sum severance benefits with respect to directors and corporate auditors. To reserve future payments of lump-sum severance benefits to directors and corporate auditors, annual provisions are made in the accounts for the estimated cost of this termination plan, which is not funded.

Foreign:

a. Pension plans

Kyocera International, Inc. and its consolidated subsidiaries (KII) and AVX which are both consolidated U.S. subsidiaries of Kyocera Corporation, maintain non-contributory defined benefit pension plans in the U.S. and contributory defined benefit pension plans outside the U.S. The KII plan covers substantially all full-time employees in the U.S., of which benefits are based on years of service and the employees’ average compensation. AVX sponsors various defined benefit pension plans covering certain employees. Pension benefits provided to certain U.S. employees covered under collective bargaining agreements are based on a flat benefit formula. Effective December 31, 1995. AVX froze benefit accruals under its domestic non-contributory defined benefit pension plan for a significant portion of the employees covered under collective bargaining agreements. AVX’s pension plans for certain European employees provide for benefits based on a percentage of final pay. AVX’s funding policy is to contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The following table sets forth the funded statuses of the KII’s and AVX’s plans at March 31, 2007 and 2008:

	March 31,
	2007	2008	2008
	(Yen in millions and U.S. dollars in thousands)
Change in benefit obligations:
Benefit obligation at beginning of year	¥26,854	¥29,481	$294,810
Service cost	538	556	5,560
Interest cost	1,431	1,514	15,140
Plan participants’ contributions	98	—	—
Actuarial gain	(491)	(2,120)	(21,200)
Benefits paid	(987)	(1,219)	(12,190)
Amendment	154	—	—
Foreign exchange adjustment	1,884	(3,795)	(37,950)

Benefit obligation at end of year	29,481	24,417	244,170
Change in plan assets:
Fair value of plan assets at beginning of year	19,681	23,109	231,090
Actual return on plan assets	1,927	1,645	16,450
Employer contribution	1,095	1,158	11,580
Plan participants’ contributions	98	85	850
Benefits paid	(987)	(1,219)	(12,190)
Other expenses	(64)	—	—
Foreign exchange adjustment	1,359	(3,502)	(35,020)

Fair value of plan assets at end of year	23,109	21,276	212,760
Funded status	¥(6,372)	¥(3,141)	$(31,410)
Amounts recognized in the consolidated balance sheets consist of:
Accrued benefit liability	(6,372)	(3,141)	(31,410)

Net amount recognized	¥(6,372)	¥(3,141)	$(31,410)

Amounts recognized in accumulated other comprehensive income (loss) consist of:
Prior service cost	¥(159)	¥(129)	$(1,290)
Actuarial loss	(3,782)	(2,570)	(25,700)

Accumulated other comprehensive loss	¥(3,941)	¥(2,699)	$(26,990)

	March 31,
	2007	2008	2008
	(Yen in millions and U.S. dollars in thousands)
Accumulated benefit obligation at end of year	¥27,567	¥22,957	$229,570
Pension plans with an accumulated benefit obligation in excess of plan assets at the end of year:
Projected benefit obligation	¥19,685	¥16,477	$164,770
Accumulated benefit obligation	19,510	16,210	162,100
Fair value of plan assets	14,725	13,845	138,450

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

KII’s and AVX’s net periodic pension costs in the years ended March 31, 2006 , 2007 and 2008 include the following components:

	Years ended March 31,
	2006	2007	2008	2008
	(Yen in millions and U.S. dollars in thousands)
Service cost	¥433	¥538	¥556	$5,560
Interest cost	1,252	1,431	1,514	15,140
Expected return on plan assets	(1,283)	(1,482)	(1,639)	(16,390)
Amortization of prior service cost	13	17	15	150
Recognized actuarial loss	163	238	205	2,050

Net periodic pension costs	¥578	¥742	¥651	$6,510

Changes in other comprehensive income (loss) at KII and AVX in the year ended March 31, 2008 include the following components:

	Year ended March 31,
	2008	2008
	(Yen in millions and U.S. dollars in thousands)
Net actuarial gain incurred during the year	¥(2,126)	$(21,260)
Amortization of prior service cost	(15)	(150)
Recognized actuarial loss	(205)	(2,050)

Change in other comprehensive loss	¥(2,346)	$(23,460)

KII’s and AVX’s prior service cost and actuarial loss expected to be amortized in the year ending March 31, 2009 are as follows:

	Year ending March 31,
	2009	2009
	(Yen in millions and U.S. dollars in thousands)
Amortization of prior service cost	¥11	$110
Recognized actuarial loss	133	1,330

KII’s and AVX’s assumptions used to determine projected benefit obligations at March 31, 2007 and 2008 are as follows:

	March 31,
	2007	2008
Discount rate	4.40%-6.00%	5.50%-6.50%
Rate of increase in compensation levels	3.40%-4.50%	3.90%-4.50%

KII’s and AVX’s assumptions used to determine net periodic pension costs in the years ended March 31, 2006, 2007 and 2008 are as follows:

Years ended March 31,
	2006	2007	2008
Discount rate	4.50%-6.00%	4.25%-5.50%	4.40%-6.00%
Rate of increase in compensation levels	1.25%-4.50%	3.00%-4.50%	3.40%-4.50%
Expected long-term rate of return on plan assets	6.30%-8.50%	6.40%-8.50%	6.60%-8.50%

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

KII and AVX use a December 31 measurement date for their plans. KII and AVX, which currently use a December 31 measurement date, will use a March 31 measurement date upon the adoption of the measurement provision of SFAS No. 158 for the year ending March 31, 2009. KII and AVX are currently evaluating the impact of the adoption of the measurement date provision of SFAS No. 158 on retained earnings for the year ending March 31, 2009. KII and AVX determine their expected long-term rate of return on plan assets based on the consideration of the current expectations for future returns and the historical returns of other plan assets categories in which they invest.

KII’s and AVX’s plan assets categories at March 31, 2007 and 2008 are as follows:

	March 31,
	2007	2008
Equity securities	65.9%	56.5%
Debt securities	30.5%	36.8%
Cash and cash equivalents	2.2%	5.1%
Other	1.4%	1.6%

	100.0%	100.0%

KII’s long-term strategy is for target allocation of 70%-80% equity securities and 20%-30% debt securities for its defined benefit plans. AVX’s long-term strategy is for target allocation of 40% equity and 60% fixed income for its U.S. defined benefit plans and 60% equity and 40% fixed income for its non-U.S. defined benefit plans.

AVX forecasts to contribute ¥766 million ($7,660 thousand) to the defined benefit pension plans in the year ending March 31, 2009.

AVX’s and KII’s estimated future benefit payments are as follows:

Years ending March 31,	(Yen in millions and U.S. dollars in thousands)
2009	¥921	$9,210
2010	982	9,820
2011	1,041	10,410
2012	1,109	11,090
2013	1,182	11,820
2014 to 2018	7,088	70,880

b. Savings plans

KII and AVX maintain retirement savings plans which allow eligible U.S. employees to defer part of their annual compensation.

AVX also maintains non-qualified deferred compensation programs which permit key employees to annually elect to defer a portion of their compensation until retirement. Contributions to the plans for the years ended March 31, 2006, 2007 and 2008 were ¥928 million, ¥1,003 million and ¥979 million ($9,790 thousand), respectively.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

12. STOCK OPTION PLANS

Kyocera Corporation:

Kyocera Corporation granted directors, corporate auditors, corporate executive officers and certain key employees of Kyocera with stock option plans until the year ended March 31, 2006. Under the plans, they were granted options to purchase Kyocera Corporation’s shares of common stock at a price determined by the higher of (1) multiplying by 1.1 the average market price of Kyocera Corporation’s common stock in previous month of the date of the grant or (2) the market price of Kyocera Corporation’s common stock at the date of grant and an option’s maximum term is five years. All options vested and are exercisable.

At March 31, 2008, Kyocera Corporation reserved 1,237 thousand shares of its common stock for the plans.

The following table summarizes information on stock option plans for the year ended March 31, 2008:

	Number of Options (in thousands)	Weighted Average Exercise Price		Weighted Average Contractual life remaining (years)	Aggregated Intrinsic Value (Yen in millions and U.S. dollars in thousands)
Outstanding at March 31, 2007	2,113	¥8,564	$85.64
Granted	—	—	—
Exercised	(821)	8,533	85.33		¥3,006	$30,060
Expired and cancelled	(55)	8,585	85.85

Outstanding at March 31, 2008	1,237	¥8,584	$85.84	0.5	¥(265)	$(2,650)

Exercisable at March 31, 2008	1,237	¥8,584	$85.84	0.5	¥(265)	$(2,650)

The total aggregate intrinsic value of options exercised is ¥626 million, ¥2,103 million and ¥3,006 million ($30,060 thousand) for the years ended March 31, 2006, 2007 and 2008, respectively.

At March 31, 2008, there was no unrecognized compensation costs related to unvested awards. The total aggregate fair value of options vested was ¥1,248 million for the year ended March 31, 2006.

Because Kyocera granted no stock options after the year ended March 31, 2007 and requisite service period of Kyocera’s stock options granted prior to April 1, 2006 did not attribute to the year ended March 31, 2008, no stock based compensation expense was recognized for the year ended March 31, 2008.

Cash received from the exercise of stock options was ¥2,332 million, ¥7,654 million and ¥7,006 million ($70,060 thousand) for the years ended March 31, 2006, 2007 and 2008, respectively.

Kyocera’s weighted average fair value is estimated at the date of grant using Black Scholes model. Kyocera estimated expected life, volatility and expected dividends by considering historical record.

The following are significant weighted average assumptions used estimating the fair value of options issued under Kyocera’s stock option plans:

Year ended March 31,
2006
Fair value	¥959
Interest rate	0.20%
Expected life	2.7 years
Volatility	28.00%
Expected dividends	1.30%

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

AVX Corporation:

AVX has four fixed stock option plans. Under the 1995 stock option plan, as amended, AVX could grant options to employees for the purchase of up to an aggregate of 9,300 thousand shares of common stock. Under the non-employee directors’ stock option plan, as amended, AVX could grant options for the purchase of up to an aggregate of 650 thousand shares of common stock. No awards were made under these two plans after August 1, 2005. Under the 2004 stock option plan AVX may grant options to employees for the purchase of up to an aggregate of 10,000 thousand shares of common stock. Under the 2004 non-employee directors’ stock option plan, AVX may grant options for the purchase of up to an aggregate of 1,000 thousand shares of common stock. Under all plans, the exercise price of each option shall not be less than the market price of AVX’s stock on the date of grant and an option’s maximum term is 10 years. Options granted under the 1995 stock option plan and the 2004 stock option plan vest as to 25% annually and options granted under the non-employee directors’ stock option plan and the 2004 non-employee directors’ stock option plan vest as to one third annually. Requisite service periods related to all of the plans begin on the grant date. The number of shares of common stock available for future issuance under all of the plans, consisting of options available to be granted and options currently outstanding, was 14,697 thousand at March 31, 2008.

Activity under AVX’s stock option plans is summarized as follows:

	Number of Options (in thousands)	Weighted Average Exercise Price	Weighted Average contractual life remaining (years)	Aggregated Intrinsic Value (Yen in millions and U.S. dollars in thousands)
Outstanding at March 31, 2007	4,821	$15.14
Granted	616	17.55
Exercised	(571)	10.28		¥375	$3,750
Expired and cancelled	(37)	18.89

Outstanding at March 31, 2008	4,829	$15.99	5.13	¥(1,538)	$(15,380)

Exercisable at March 31, 2008	3,498	$16.17	3.95	¥(1,176)	$(11,760)

The total aggregate intrinsic value of options exercised is ¥120 million, ¥323 million and ¥375 million ($3,750 thousand) for the years ended March 31, 2006, 2007 and 2008 respectively.

Unvested share activity under AVX’s stock options plans at March 31, 2008 is summarized as follows:

	Number of Options (in thousands)	Weighted Average Grant-Dated Fair Value
Unvested balance at March 31, 2007	1,257	$5.39
Options granted	616	5.63
Option forfeited	(14)	5.40
Options vested	(528)	5.84

Unvested balance at March 31, 2008	1,331	$5.51

At March 31, 2008, ¥403 million ($4,030 thousand) of total unrecognized compensation costs related to unvested awards is expected to be recognized over the vesting period, approximately four years. The total aggregate fair value of options vested is ¥497 million, ¥463 million and ¥352 million ($3,520 thousand) for the years ended March 31, 2006, 2007 and 2008, respectively.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The weighted average estimated fair value of AVX’s stock options granted at grant date market prices was $4.91, $5.44 and $5.63 per option for the years ended March 31, 2006, 2007 and 2008, respectively. The consolidated statement of income includes ¥268 million ($2,680 thousand), net of ¥46 million ($460 thousand) of tax benefit, in stock based compensation expense for the year ended March 31, 2008.

Cash received from the exercise of stock options was ¥646 million, ¥516 million and ¥ 669 million ($6,690 thousand) for the years ended March 31, 2006, 2007 and 2008, respectively. Excess tax benefit from stock-based payment arrangements was ¥78 million and ¥113 million ($1,130 thousand) for the year ended March 31, 2007 and 2008, respectively.

AVX’s weighted average fair value is estimated at the date of grant using Black Scholes model. AVX estimated volatility by considering AVX’s historical stock volatility. AVX calculated the dividend yield based on historical dividend paid. In accordance with SFAS No. 123R AVX has estimated forfeitures in determining the weighted average fair value calculation. The forfeiture rate used for the year ended March 31, 2008 was 6.4%. The following are significant weighted average assumptions used for estimating the fair value of options issued under AVX’s stock option plans:

	Years ended March 31,
	2006	2007	2008
Interest rate	4.00%	4.90%	4.53%
Expected life	4 years	5 years	5 years
Volatility	55.74%	35.25%	32.51%
Expected dividends	1.31%	0.98%	0.88%

Kyocera Wireless Corp. (KWC):

KWC provides key employees with stock options. The options become vested gradually over a four-year period provided participants remain a KWC employee. The exercise price shall not be less than 85% of the fair value of the common stock at the time the option is granted, and the grant has a maximum term of 10 years. Since KWC’s securities are not traded on any stock exchange, KWC’s Board of Directors is responsible for determining the fair value using reasonable means. KWC may grant options to all key employees for the purchase for up to an aggregate of 3,800 thousand shares of common stock. The issuance of new options under this plan has been suspended as of April 1, 2006.

Activity under KWC’s stock option plan is summarized as follows:

	Number of Options (in thousands)	Weighted Average Exercise Price	Weighted Average contractual life remaining (years)	Aggregated Intrinsic Value (Yen in millions and U.S. dollars in thousands)
Outstanding at March 31, 2007	1,539	$2.42
Granted	—	—
Exercised	—	—		¥—	$—
Expired and cancelled	(460)	2.29

Outstanding at March 31, 2008	1,079	$2.47	4.35	¥(235)	$(2,350)

Exercisable at March 31, 2008	989	$2.29	4.11	¥(197)	$(1,970)

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Unvested share activity under KWC’s stock options plan at March 31, 2008 is summarized as follows:

	Number of Options (in thousands)	Weighted Average Grant-Date Fair Value
Unvested balance at March 31, 2007	286	$0.87
Options granted	—	—
Option forfeited	(76)	0.88
Options vested	(120)	0.96

Unvested balance at March 31, 2008	90	$0.73

At March 31, 2008, ¥5 million ($50 thousand) of total unrecognized compensation costs related to unvested awards is expected to be recognized over the vesting period, approximately one year. The total aggregate fair value of options vested is ¥76 million, ¥22 million and ¥13 million ($130 thousand) for the years ended March 31, 2006, 2007 and 2008, respectively.

The weighted average estimated fair value of KWC’s stock options granted at grant date was $0.63 per option for the year ended March 31, 2006. The consolidated statement of income includes ¥15 million ($150 thousand) in stock based compensation expense for the year ended March 31, 2008.

KWC’s weighted average fair value is estimated at the date of grant using Black Scholes model. KWC estimated volatility by considering historical volatility. The following are significant weighted average assumptions used for estimating the fair value of options issued under KWC’s stock option plan:

Year ended March 31,
2006
Fair value	$0.63
Interest rate	4.21%
Expected life	5 years
Volatility	45.00%
Expected dividends	—

13. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Kyocera’s activities are exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates and interest rates. Approximately 60% of Kyocera’s revenues are generated from overseas customers, which exposes Kyocera to foreign currency exchange rates fluctuations. These financial exposures are monitored and managed by Kyocera as an integral part of its overall risk management program. Kyocera’s risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

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

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

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

Cash Flow Hedges

Kyocera uses certain foreign currency forward contracts designated as cash flow hedges to protect against foreign currency exchange rate risks inherent in its forecasted transactions related to purchase commitments and sales. Kyocera charged deferred net losses of ¥27 million and ¥8 million and net gains of ¥60 million ($600 thousand) from accumulated other comprehensive income to foreign currency transaction losses, net in the consolidated statements of income for the years ended March 31, 2006, 2007 and 2008, as a result of the execution of the hedged transactions.

Also, Kyocera uses interest rate swaps mainly to convert a portion of its variable rate debt to fixed rates. Kyocera charged deferred net losses of ¥23 million from accumulated other comprehensive income to income from discontinued operations in the consolidated statement of income for the year ended March 31, 2007. Kyocera charged deferred net losses of ¥18 million and net gains of ¥17 million ($170 thousand) from accumulated other comprehensive income to equity in (losses) earnings of affiliates in the consolidated statements of income for the year ended March 31, 2007 and 2008, respectively.

Kyocera recognized net gains of ¥63 million and ¥196 million ($1,960 thousand) in accumulated other comprehensive income at March 31, 2007 and 2008.

Other Derivatives

Kyocera’s main direct foreign export sales and some import purchases are denominated in the customers’ and suppliers’ local currency, principally the U.S. dollar, Euro and STG. Kyocera purchases foreign currency forward contracts with terms normally lasting less than four months to protect against the adverse effects that exchange-rate fluctuations may have on foreign-currency-denominated trade receivables and payables. The gains and losses on both the derivatives and the foreign currency-denominated trade receivable and payable are recorded as foreign currency transaction gains (losses), net in the consolidated of income. Kyocera does not adopt hedge accounting for such derivatives.

The aggregate contract amounts of derivative financial instruments to which hedge accounting is not applied are as follows:

	March 31,
	2007	2008	2008
	(Yen in millions and U.S. dollars in thousands)
Foreign currency forward contracts to sell	¥135,227	¥123,560	$1,235,600
Foreign currency forward contracts to purchase	14,961	11,321	113,210
Currency swaps	—	417	4,170

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values of financial instruments at March 31, 2007 and 2008 and the methods and assumptions used to estimate the fair value are as follows:

	March 31,
	2007		2008		2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Yen in millions and U.S. dollars in thousands)
Non-derivatives:
Assets:
Cash and cash equivalents(a)	¥282,208	¥282,208	¥447,586	¥447,586	$4,475,860	$4,475,860
Short-term investments(b)	213,495	213,447	147,503	147,526	1,475,030	1,475,260
Securities and other investments(b)	690,568	690,527	437,369	437,481	4,373,690	4,374,810

	¥1,186,271	¥1,186,182	¥1,032,458	¥1,032,593	$10,324,580	$10,325,930

Liabilities:
Short-term borrowings(a)	¥(15,250)	¥(15,250)	¥(7,279)	¥(7,279)	$(72,790)	$(72,790)
Current portion of long-term debt(c)	(5,853)	(5,880)	(3,432)	(3,461)	(34,320)	(34,610)
Long-term debt(c)	(7,283)	(7,285)	(8,298)	(8,274)	(82,980)	(82,740)

	¥(28,386)	¥(28,415)	¥(19,009)	¥(19,014)	$(190,090)	$(190,140)

Derivatives:
Foreign currency forward contracts to sell(d)	¥(1,386)	¥(1,386)	¥2,905	¥2,905	$29,050	$29,050
Foreign currency forward contracts to purchase(d)	70	70	405	405	4,050	4,050
Currency swaps(d)	—	—	(3)	(3)	(30)	(30)

(a)	The carrying amount approximates fair value because of the short maturity of these instruments.
(b)	The fair value is based on quoted market prices. It was not practicable to estimate the fair value of investments in unlisted common stock because of the lack of the market price and difficulty in estimating fair value without incurring excessive cost, and Kyocera did not identify any events or changes in circumstances that may have had a significant adverse effect on these investments. The aggregated carrying amounts of these investments included in the table at March 31, 2007 and 2008 were ¥2,100 million and ¥5,603 million ($56,030 thousand), respectively.
(c)	The fair value is estimated by discounting cash flows, using current interest rates for instruments with similar terms and remaining maturities.
(d)	The fair value is estimated based on quotes from financial institutions.

15. COMMITMENTS AND CONTINGENCIES

As of March 31, 2008, Kyocera had contractual obligations for the acquisition or construction of property, plant and equipment aggregating ¥16,057 million ($160,570 thousand) due within one year.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Kyocera is lessee under long-term operating leases primarily for office space and equipment. Rental expenses for operating leases were ¥11,485 million, ¥7,681 million and ¥10,577 million ($105,770 thousand) for the years ended March 31, 2006, 2007 and 2008, respectively.

Future minimum lease commitments under non-cancelable operating leases at March 31, 2008 are as follows:

Years ending March 31,	(Yen in millions and U.S. dollars in thousands)
2009	¥5,651	$56,510
2010	4,116	41,160
2011	2,590	25,900
2012	1,599	15,990
2013	1,317	13,170
2014 and thereafter	3,946	39,460

	¥19,219	$192,190

Kyocera has entered into material supply agreements for a significant portion of anticipated material used in its operations. Under those agreements, during the year ended March 31, 2008, Kyocera purchased ¥4,055 million ($40,550 thousand) and is obligated to purchase ¥163,723 million ($1,637,230 thousand) in total by the end of December 2019.

Kyocera guarantees the debt of employees, an investee and an unconsolidated subsidiary. At March 31, 2008, the total amount of these guarantees was ¥857 million ($8,570 thousand). The financial guarantees are made in the form of commitments and letters of awareness issued to financial institutions and generally obligate Kyocera to make payments in the event of default by the borrowers.

AVX has been named as a potentially responsible party (PRP) in state and federal administrative proceedings seeking contribution for costs associated with the correction and remediation of environmental conditions at various waste disposal and operating sites. To resolve AVX’s liability at each of the sites at which AVX has been named a PRP, AVX has entered into various administrative orders and consent decrees with federal and state regulatory agencies. AVX has paid, or reserved for, all estimated amounts required under the terms of these orders and decrees corresponding to AVX’s apportioned share of the liabilities.

In July 2007, AVX received oral notification from the Environmental Protection Agency (EPA), and in December 2007, written notification from the U.S. Department of Justice indicating that the United States is preparing to exercise the reopener provision under a 1991 consent decree relating to the environmental conditions at, and remediation of, New Bedford Harbor in the Commonwealth of Massachusetts. The EPA has indicated that remediation costs through December 6, 2007 (which remediation is ongoing) are approximately ¥31,850 million ($318,500 thousand). AVX has not yet completed an investigation of the monies spent or its available defenses in light of the notification. AVX has also not yet determined whether or to what extent other parties may bear responsibility for these costs.

On April 1, 2008, the EPA indicated that the future work to be performed at the harbor is expected to exceed hundreds of millions of dollars under current estimates. AVX anticipates further discussions with the U.S. Department of Justice, the EPA and the Commonwealth of Massachusetts.

The potential impact of this matter on Kyocera’s financial position, results of operations and cash flows cannot be determined at this time.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

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

16. STOCKHOLDERS’ EQUITY

Under the Corporation Act of Japan (the Corporation Act), the entire amount paid in for the shares is principally required to be capitalized as stated capital, although Kyocera Corporation may, by resolution of its Board of Directors, capitalize an amount not exceeding one-half of the amount paid in for the shares as additional paid-in capital.

The Corporation Act requires a domestic company to appropriate as legal reserve or additional paid-in capital, an amount equal to 10% of the amount paid out for dividends until the sum of the legal reserve and additional paid-in capital equals 25% of its stated capital. The legal reserve and additional paid-in capital, which could be decreased due to stockholder actions, may be transferred to stated capital or used to reduce a deficit principally. The appropriated legal reserve at March 31, 2008 included in retained earnings was ¥21,021 million ($210,210 thousand).

The Corporation Act does not permit any payment of dividends in connection with repurchased treasury stock. At March 31, 2008, Kyocera Corporation reserved ¥15,289 million ($152,890 thousand) of treasury stock repurchased mainly for stock options, which are restricted as to the payment of cash dividends. The amount of statutory retained earnings of Kyocera Corporation available for the payment of dividends to stockholders at March 31, 2008 was ¥701,408 million ($7,014,080 thousand).

The accompanying consolidated financial statements do not include any provision for the dividend of ¥60 ($0.60) per share aggregating ¥11,367 million ($113,670 thousand) payable on June 27, 2008 which was approved by the stockholders at the meeting held on June 26, 2008.

Kyocera’s equity in retained earnings or deficits of affiliates and unconsolidated subsidiaries accounted for by the equity method of accounting aggregating ¥ (7,256 million) ($(72,560 thousand)) at March 31, 2008 was included in retained earnings.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Changes in accumulated other comprehensive income are as follows:

	Foreign Currency Translation Adjustments	Pension Adjustments	Minimum Pension Liability Adjustments	Net Unrealized Gains on Securities	Net Unrealized Gains (Losses) on Derivative Financial Instruments	Total Accumulated Comprehensive Income
	(Yen in millions and U.S. dollars in thousands)
Balance at March 31, 2005	¥(28,966)	¥—	¥(1,629)	¥42,461	¥(27)	¥11,839
Net change for the year	21,396	—	(428)	40,188	(48)	61,108

Balance at March 31, 2006	(7,570)	—	(2,057)	82,649	(75)	72,947
Net change for the year	10,474	—	(82)	102,021	138	112,551
Adjustment for SFAS No. 158	—	15,419	2,139	—	—	17,558

Balance at March 31, 2007	2,904	15,419	—	184,670	63	203,056
Net change for the year	(36,698)	(2,554)	—	(119,871)	133	(158,990)

Balance at March 31, 2008	¥(33,794)	¥12,865	¥—	¥64,799	¥196	¥44,066

Balance at March 31, 2007	$29,040	$154,190	$—	$1,846,700	$630	$2,030,560
Net change for the year	(366,980)	(25,540)	—	(1,198,710)	1,330	(1,589,900)

Balance at March 31, 2008	$(337,940)	$128,650	$—	$647,990	$1,960	$440,660

17. INCOME TAXES

Income from continuing operations before income taxes and minority interests and income taxes for the years ended March 31, 2006, 2007 and 2008 are made up of the following components:

	Years ended March 31,
	2006	2007	2008	2008
	(Yen in millions and U.S. dollars in thousands)
Income from continuing operations before income taxes and minority interests:
Domestic	¥93,078	¥102,048	¥121,498	$1,214,980
Foreign	24,159	54,492	53,344	533,440

Total income from continuing operations before income taxes and minority interests	¥117,237	¥156,540	¥174,842	$1,748,420

Income taxes:
Current income taxes:
Domestic	¥39,025	¥41,227	¥48,941	$489,410
Foreign	7,215	12,538	12,721	127,210

Total current income taxes	46,240	53,765	61,662	616,620

Deferred income taxes:
Domestic	(1,202)	(4,479)	26	260
Foreign	1,722	(399)	(1,453)	(14,530)

Total deferred income taxes	520	(4,878)	(1,427)	(14,270)

Total income taxes	¥46,760	¥48,887	¥60,235	$602,350

In Japan, a company is subject to a number of taxes, based on income, which in the aggregate indicate normal statutory income tax rates for the years ended 2006, 2007 and 2008 of approximately 41.0%.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Reconciliations between the Japanese statutory income tax rate and Kyocera’s effective tax rate for the years ended March 31, 2006, 2007 and 2008 are as follows:

	Years ended March 31,
	2006	2007	2008
Japanese statutory tax rate	41.0%	41.0%	41.0%
Difference in statutory tax rates of foreign subsidiaries	(2.8)	(4.6)	(4.7)
Change in valuation allowance	5.8	0.0	0.6
Tax credit for research and development expenses	(3.6)	(3.3)	(2.5)
Tax refunds related to transfer pricing adjustments	—	(2.8)	(0.2)
Impact of FIN 48	—	—	1.9
Tax rate change*	—	—	(0.9)
Other	(0.5)	0.9	(0.7)

Effective income tax rate	39.9%	31.2%	34.5%

*

On March 16, 2007, the Enterprise Income Tax Law was approved at the 10th National People’s Congress of China, which was designated to unify income tax rates for companies at 25.0% effective after January 1, 2008. Kyocera recognized a decrease of income taxes by ¥1,660 million ($16,600 thousand) mainly due to revaluation of deferred tax assets and liabilities recorded in Chinese subsidiaries by applicable tax rates in the year ended March 31, 2008.

The components of the deferred tax assets and deferred tax liabilities at March 31, 2007 and 2008 are as follows:

	March 31,
	2007	2008	2008
	(Yen in millions and U.S. dollars in thousands)
Deferred tax assets:
Enterprise tax	¥2,521	¥1,692	$16,920
Inventories	22,358	19,493	194,930
Allowance for doubtful accounts	1,972	1,668	16,680
Accrued expenses	9,178	10,237	102,370
Employee benefits	18,774	19,152	191,520
Depreciation and amortization	31,165	38,134	381,340
Securities	2,194	1,945	19,450
Net operating losses and tax credit carry forwards	32,500	29,337	293,370
Liquidation of a foreign subsidiary	3,800	3,931	39,310
Other	4,817	3,169	31,690

Total gross deferred tax assets	129,279	128,758	1,287,580
Valuation allowance	(42,124)	(39,780)	(397,800)

Net deferred tax assets	¥87,155	¥88,978	$889,780

Deferred tax liabilities:
Depreciation and amortization	¥2,566	¥4,773	$47,730
Deduction of foreign branch losses	5,474	3,862	38,620
Securities	214,900	132,493	1,324,930
Prepaid benefit cost	10,946	10,794	107,940
Other	2,968	2,273	22,730

Total deferred tax liabilities	¥236,854	¥154,195	$1,541,950

Net deferred tax liabilities	¥(149,699)	¥(65,217)	$(652,170)

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Net deferred tax assets and liabilities at March 31, 2007 and 2008 are reflected in the consolidated balance sheets under the following captions.

	March 31,
	2007	2008	2008
	(Yen in millions and U.S. dollars in thousands)
Deferred income taxes—current assets	¥45,390	¥41,244	$412,440
Other assets	12,024	11,573	115,730
Other current liabilities	(255)	(18)	(180)
Deferred income taxes—non-current liabilities	(206,858)	(118,016)	(1,180,160)

Net deferred tax liabilities	¥(149,699)	¥(65,217)	$(652,170)

At March 31, 2008, Kyocera had net operating losses carried forward of approximately ¥ 77,958 million ($779,580 thousand), which are available to offset future taxable income. Of these net operating losses carried forward, the amount of ¥20,540 million ($205,400 thousand) recorded at domestic subsidiaries will expire within next seven years, and the amount of approximately ¥14,806 million ($148,060 thousand) recorded at U.S. subsidiaries will expire within next 20 years. Certain other foreign subsidiaries have net operating losses carried forward totaling approximately ¥42,612 million ($426,120 thousand) of which most have no expiration date.

Kyocera intends to reinvest certain undistributed earnings of foreign subsidiaries for an indefinite period of time. Therefore, no deferred tax liabilities have been provided on undistributed earnings of these subsidiaries, which are not expected to be remitted in the foreseeable future. Kyocera estimates this unrecognized deferred tax liabilities are ¥21,454 million ($214,540 thousand) at March 31, 2008. The undistributed earnings of these subsidiaries are ¥191,674 million ($1,916,740 thousand) at March 31, 2008.

Total gross deferred tax assets at March 31, 2007 and 2008 were reduced by valuation allowances of ¥42,124 million and ¥39,780 million ($397,800 thousand), respectively. The total valuation allowance for the year ended March 31, 2008 decreased by ¥2,344 million ($23,440 thousand). This decrease was due to foreign currency translation adjustments of ¥3,504 million ($35,040 thousand) offset by additional valuation allowance of ¥1,160 million ($11,600 thousand) during the year ended March 31, 2008.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB statement No. 109” (FIN 48) which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 was effective for fiscal years beginning after December 15, 2006. Cumulative effect of applying FIN48, which was effective April 1, 2007, increased the opening balance of retained earnings by ¥3,968 million ($39,680 thousand).

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	(Yen in millions and U.S. dollars in thousand)
Balance at April 1, 2007	¥3,650	$36,500
Increase—tax position in prior years	3,356	33,560
Increase—tax position in current year	1,839	18,390
Decrease—tax position in prior years	(203)	(2,030)
Settlements with taxing authorities	—	—
Lapse of statute of limitations	—	—

Balance at March 31, 2008	¥8,642	$86,420

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Gross unrecognized tax benefits on the balance sheet that if recognized would affect the effective tax rate is ¥3,650 million ($36,500 thousand) and ¥8,642 million ($86,420 thousand), at the date of adoption and at March 31, 2008, respectively. Kyocera does not expect that any significant change in unrecognized tax benefits will occur within the next 12 months. Kyocera recorded interest and penalties accrued related to unrecognized tax benefits by ¥676 million ($6,760 thousand) as current income taxes in the consolidated statement of income for the year ended March 31, 2008 and by ¥755 million ($7,550 thousand) as other non-current liabilities in the consolidated balance sheet at March 31, 2008, respectively. The above table excludes this accrual for estimated interest and penalties.

At March 31, 2008, Kyocera is subject to income tax examinations by tax authorities for the tax years 2001 and forward in Japan, and for the tax year 2002 and for the tax years 2005 and forward in the United States for its major jurisdictions.

On March 28, 2005, Kyocera Corporation received a notice of tax assessment based on transfer pricing adjustments from the Osaka Regional Tax Bureau for the five years from the year ended March 31, 1999 through the year ended March 31, 2003. The notice indicated that resultant additional taxes, including local taxes, etc., amounted to ¥12,748 million, which Kyocera had recognized as current income taxes in its consolidated statement of income for the year ended March 31, 2005.

On May 24, 2005, Kyocera Corporation filed a request for reinvestigation to the tax assessment based on transfer pricing adjustments with the Osaka Regional Tax Bureau. On September 25, 2006, Kyocera Corporation received a decision letter from the Osaka Regional Tax Bureau that voided a portion of the original assessment. In accordance with this decision, ¥4,305 million of tax refunds, including local taxes, was recognized in current income taxes for the year ended March 31, 2007. Kyocera Corporation also filed a request for reconsideration with the Osaka National Tax Tribunal on October 23, 2006 and filed applications with the National Tax Agency for mutual agreement procedures for avoidance of double taxation with the United States, Singapore and Germany as of December 26, 2006, April 27, 2007 and August 10, 2007, respectively.

Kyocera Corporation received a notice on November 8, 2007 from the National Tax Agency to the effect that mutual agreements with the United States had been concluded and received a notice on November 30, 2007 from the Osaka Regional Tax Bureau to the effect that the amount of the revised tax had been reduced. Also, Kyocera received a letter on December 19, 2007 from the Internal Revenue Service suggesting her will to adjust income of a U.S. subsidiary downwards for tax refund. Upon the adoption of FIN 48, these tax refunds met the “more-likely-than not” recognition threshold and were recognized in retained earnings as of April 1, 2007 within the cumulative effect of applying FIN 48. These prior year refund claims and related interest were not recognized as of March 31, 2007 because they were considered gain contingencies under Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies” and could not be recognized until the contingency lapsed.

Kyocera has also applied for tax refunds by mutual agreement procedures in Japan, Singapore and Germany, which have been incorporated within the FIN 48 analysis. Kyocera does not anticipate the final resolution of these procedures to have a material impact on the consolidated statements of income in the future.

18. SUPPLEMENTAL EXPENSE INFORMATION

Research and development expenses for the years ended March 31, 2006, 2007 and 2008 amounted to ¥57,436 million, ¥61,100 million and ¥61,605 million ($616,050 thousand), respectively.

Advertising expenses for the years ended March 31, 2006, 2007 and 2008 amounted to ¥10,840 million, ¥11,845 million and ¥11,036 million ($110,360 thousand), respectively.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Shipping and handling costs for the years ended March 31, 2006, 2007 and 2008 amounted to ¥13,984 million, ¥15,945 million and ¥17,802 million ($178,020 thousand), respectively, and were included in selling, general and administrative expenses in the Consolidated Statements of Income.

19. SEGMENT REPORTING

Kyocera manufactures and sells a highly diversified range of products, including components involving fine ceramic technologies and applied ceramic products, telecommunications and information equipment etc. Main products or businesses of each reporting segment are as follows:

(Fine Ceramic Parts Group)

Information & Telecommunication Components

Sapphire Substrates

Components for Semiconductor Processing Equipment

Components for LCD Manufacturing Equipment

Automotive Components

General Industrial Ceramic Components

(Semiconductor Parts Group)

Surface Mount Device (SMD) Ceramic Packages

CCD / CMOS Sensor Ceramic Packages

LSI Ceramic Packages

Wireless Communication Device Packages

Optical Communication Device Packages and Components

Organic Multilayer Packages and Substrates

(Applied Ceramic Products Group)

Residential and Industrial Solar Power Generating Systems

Solar Cells and Modules

Cutting Tools

Micro Drills

Jewelry and Application Products

Medical and Dental Implants

(Electronic Device Group)

Ceramic Capacitors

Tantalum Capacitors

Timing Devices [Temperature Compensated Crystal Oscillators (TCXOs), Crystal Units, Ceramic Resonators]

Surface Acoustic Wave (SAW) filters

RF Modules

Connectors

Thermal Printheads

LED Printheads

Amorphous Silicon Photoreceptor Drums

Liquid Crystal Displays

(Telecommunications Equipment Group)

CDMA Mobile Phone Handsets

Personal Handy Phone System (PHS) Related Products [PHS Mobile Phone Handsets, PHS Base Stations, High Speed Wireless Data Transmission Systems]

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

(Information Equipment Group)

ECOSYS Printer

Copying Machines

Multifunction Peripheral

(Others)

Telecommunication Engineering Business

Information and Communication Technology Business

Management Consulting Business

Chemical Materials for Electronic Components

Electrical Insulators

Molded Products

Optical Components

Hotel Business

Realty Development Business

Insurance Agent and Travel Agent Business

Commencing for the year ended March 31, 2008, the “Optical Equipment Group,” previously an independent reporting segment, has been reclassified into “Others.” Accordingly, reported results of related segments for the years ended March 31, 2006 and 2007 have been reclassified.

Inter-segment sales, operating revenue and transfers are made with reference to prevailing market prices. Transactions between reportable segments are immaterial and not shown separately.

Operating profit for each reporting segment represents net sales, less related costs and operating expenses, excluding corporate revenue and expenses, equity in (losses) earnings, income taxes and minority interest.

Assets for each reporting segment represent those assets associated with a specific reporting segment. Corporate assets consist primarily of cash and cash equivalents, the facilities of corporate headquarters and various other investments and assets that are not specific to each reporting segment.

Kyocera’s sales to KDDI Corporation and its consolidated subsidiaries, which are mainly recorded at the Telecommunications Equipment group, for the years ended March 31, 2006, 2007 and 2008 comprised of 8.1%, 9.6% and 9.9% to consolidated net sales, respectively.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Information by reporting segment at and for the years ended March 31, 2006, 2007 and 2008 is summarized on the following page:

Reporting segments

	Years ended March 31,
	2006	2007	2008	2008
	(Yen in millions and U.S. dollars in thousands)
Net sales:
Fine Ceramic Parts Group	¥69,373	¥81,326	¥81,309	$813,090
Semiconductor Parts Group	135,299	152,292	154,538	1,545,380
Applied Ceramic Products Group	117,555	131,103	149,942	1,499,420
Electronic Device Group	259,592	286,156	294,201	2,942,010
Telecommunications Equipment Group	229,035	251,183	220,817	2,208,170
Information Equipment Group	249,381	268,781	276,746	2,767,460
Others	132,290	137,235	138,494	1,384,940
Adjustments and eliminations	(18,981)	(24,179)	(25,611)	(256,110)

	¥1,173,544	¥1,283,897	¥1,290,436	$12,904,360

Operating profit:
Fine Ceramic Parts Group	¥11,014	¥15,677	¥11,167	$111,670
Semiconductor Parts Group	17,742	22,210	20,027	200,270
Applied Ceramic Products Group	21,876	22,334	32,655	326,550
Electronic Device Group	27,170	44,487	36,524	365,240
Telecommunications Equipment Group	(1,706)	291	6,786	67,860
Information Equipment Group	26,412	33,970	39,538	395,380
Others	3,209	6,881	9,635	96,350

	105,717	145,850	156,332	1,563,320
Corporate	12,785	8,569	12,497	124,970
Equity in (losses) earnings of affiliates and unconsolidated subsidiaries	(1,216)	2,621	6,091	60,910
Adjustments and eliminations	(49)	(500)	(78)	(780)

Income from continuing operations before income taxes and minority interests	¥117,237	¥156,540	¥174,842	$1,748,420

Depreciation and amortization:
Fine Ceramic Parts Group	¥4,126	¥4,500	¥7,511	$75,110
Semiconductor Parts Group	10,623	12,533	14,647	146,470
Applied Ceramic Products Group	7,167	8,097	9,685	96,850
Electronic Device Group	21,202	21,537	24,627	246,270
Telecommunications Equipment Group	8,692	9,075	8,753	87,530
Information Equipment Group	12,641	16,326	12,024	120,240
Others	5,624	7,419	6,922	69,220
Corporate	2,996	2,575	2,876	28,760

	¥73,071	¥82,062	¥87,045	$870,450

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	Years ended March 31,
	2006	2007	2008	2008
	(Yen in millions and U.S. dollars in thousands)
Write-down of inventories:
Fine Ceramic Parts Group	¥14	¥54	¥153	$1,530
Semiconductor Parts Group	382	1,848	160	1,600
Applied Ceramic Products Group	1,176	1,283	899	8,990
Electronic Device Group	385	670	512	5,120
Telecommunications Equipment Group	4,184	5,208	1,798	17,980
Information Equipment Group	2,079	1,791	1,372	13,720
Others	226	474	247	2,470
Corporate	—	—	—	—

	¥8,446	¥11,328	¥5,141	$51,410

Capital expenditures:
Fine Ceramic Parts Group	¥4,182	¥7,447	¥9,253	$92,530
Semiconductor Parts Group	24,136	11,432	8,752	87,520
Applied Ceramic Products Group	14,545	7,330	10,714	107,140
Electronic Device Group	21,562	19,812	25,855	258,550
Telecommunications Equipment Group	2,639	3,800	2,317	23,170
Information Equipment Group	12,389	11,962	15,475	154,750
Others	5,853	5,774	6,056	60,560
Corporate	3,554	2,339	6,679	66,790

	¥88,860	¥69,896	¥85,101	$851,010

	March 31,
	2006	2007	2008	2008
	(Yen in millions and U.S. dollars in thousands)
Assets:
Fine Ceramic Parts Group	¥43,822	¥54,860	¥53,713	$537,130
Semiconductor Parts Group	103,302	106,359	100,041	1,000,410
Applied Ceramic Products Group	112,422	125,266	149,870	1,498,700
Electronic Device Group	383,150	412,979	400,851	4,008,510
Telecommunications Equipment Group	87,343	92,584	66,191	661,910
Information Equipment Group	185,362	207,862	203,248	2,032,480
Others	259,358	133,072	131,946	1,319,460

	1,174,759	1,132,982	1,105,860	11,058,600
Corporate	815,833	1,056,646	906,159	9,061,590

Investments in and advances to affiliates and unconsolidated subsidiaries	7,355	10,093	16,753	167,530
Adjustments and eliminations	(66,425)	(69,257)	(52,026)	(520,260)

Total assets	¥1,931,522	¥2,130,464	¥1,976,746	$19,767,460

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Information for revenue from external customers by destination and long-lived assets based on physical location as of and for the years ended March 31,2006, 2007 and 2008 are summarized as follows:

Geographic segments

	Years ended March 31,
	2006	2007	2008	2008
	(Yen in millions and U.S. dollars in thousands)
Net sales:
Japan	¥467,035	¥496,959	¥507,837	$5,078,370
United States of America	253,696	274,361	248,760	2,487,600
Asia	198,731	216,663	232,425	2,324,250
Europe	184,351	210,726	224,066	2,240,660
Others	69,731	85,188	77,348	773,480

	¥1,173,544	¥1,283,897	¥1,290,436	$12,904,360

Long-lived assets:
Japan	¥251,555	¥235,325	¥233,569	$2,335,690
United States of America	36,248	36,777	54,190	541,900
Asia	37,308	42,204	38,713	387,130
Europe	22,344	24,398	22,783	227,830
Others	3,711	4,635	7,806	78,060

	¥351,166	¥343,339	¥357,061	$3,570,610

There are no individually material countries with respect to revenue from external customers and long-lived assets in Asia, Europe and Others.

20. EARNINGS PER SHARE

A reconciliation of the numerators and the denominators of basic and diluted earnings per share computations is as follows:

	Years ended March 31,
	2006	2007	2008	2008
	(Yen in millions and U.S. dollars in thousands except per share amounts)
Income from continuing operations	¥66,088	¥101,329	¥107,244	$1,072,440
Income from discontinued operations	3,608	5,175	—	—
Net income	69,696	106,504	107,244	1,072,440

Basic earnings per share:
Income from continuing operations	352.44	538.52	566.58	5.67
Income from discontinued operations	19.24	27.51	—	—
Net income	371.68	566.03	566.58	5.67

Diluted earnings per share:
Income from continuing operations	352.21	537.35	565.80	5.66
Income from discontinued operations	19.22	27.44	—	—
Net income	371.43	564.79	565.80	5.66

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	Years ended March 31,
	2006	2007	2008
	(shares in thousands)
Basic weighted average number of shares outstanding	187,514	188,160	189,283
Dilutive effect of stock options	126	413	261
Diluted weighted average number of shares outstanding	187,640	188,573	189,544

21. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental information related to the Consolidated Statements of Cash Flows is as follows:

	Years ended March 31,
	2006	2007	2008	2008
	(Yen in millions and U.S. dollars in thousands)
Cash paid during the year:
Interest	¥1,933	¥1,603	¥1,217	$12,170
Income taxes	53,037	52,847	66,989	669,890
Acquisitions of businesses:
Fair value of assets acquired	¥65	¥1,151	¥32,959	$329,590
Fair value of liabilities assumed	(45)	(333)	(5,537)	(55,370)
Minority Interests	(8)	—	—	—
Cash acquired	(15)	(62)	(939)	(9,390)

	¥(3)	¥756	¥26,483	$264,830

22. SUBSEQUENT EVENTS

Acquisition of Mobile Phone Related Business of SANYO Electric Co., Ltd.

On April 1, 2008, Kyocera acquired the mobile phone related business, and its related assets and liabilities, from SANYO Electric Co., Ltd. (SANYO). The calculation of the consideration for this acquisition and the calculation of the amount of the identifiable assets and liabilities have not yet been completed. The consideration shall be determined based on ¥50,000 million ($500,000 thousand) which will be revised subject to a working capital adjustment, acquisition costs and closing adjustments which shall be made based on items separately agreed by Kyocera and SANYO.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Kyocera certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kyocera Corporation
(Company)

By	/s/ SHOICHI AOKI
Shoichi Aoki
General Manager Corporate Financial & Accounting Group and Executive Officer

June 30, 2008

INDEX OF EXHIBITS

Exhibit Number	Description

1.1	Articles of Incorporation (English translation) (incorporated by reference to the Registrant’s annual report on Form 20-F filed on June 29, 2006)

1.2	Share Handling Regulations of the Registrant (English translation) (incorporated by reference to the Registrant’s annual report on Form 20-F filed on June 29, 2006)

1.3	Regulations of the Board of Directors of the Registrant (English translation) (incorporated by reference to the Registrant’s annual report on Form 20-F filed on June 29, 2006)

1.4	Regulations of the Board of Corporate Auditors of the Registrant (English translation) (incorporated by reference to the Registrant’s annual report on Form 20-F filed on July 4, 2007)

2.1	Specimen common stock certificate of the Registrant (incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 24, 2001)

2.2	Deposit Agreement, dated as of June 29, 1998 among Kyocera Corporation, Citibank N.A. as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt, as amended by Amendment No.1 thereto, dated as of January 5, 1999 (incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 24, 2001)

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of the Registrant’s annual report on Form 20-F)

11.1	Code of Ethics (incorporated by reference to the Registrant’s annual report on Form 20-F filed on July 4, 2007)

12.1	Certification of the principal executive officer of the Registrant required by Rule 13a-14(a)

12.2	Certification of the principal financial officer of the Registrant required by Rule 13a-14(a)

13.1	Certification of the principal executive officer of the Registrant required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of the principal financial officer of the Registrant required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Consent of Kyoto Audit Corporation with respect to its report on the audit of the financial statements included in the Registrant’s annual report on Form 20-F