Form 20-F
period 2009-03-31
KYOCERA CORP
filed 2009-06-30
CIK 57083

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 1-7952

Kyocera Kabushiki Kaisha

(Exact name of Registrant as specified in its charter)

Kyocera Corporation

(Translation of Registrant’s name into English)

Japan	6, Takeda, Tobadono-cho, Fushimi-ku, Kyoto 612-8501, Japan
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Shoichi Aoki, +81-75-604-3556, kyocera-ir@kyocera.jp, +81-75-604-3557,

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

As of March 31, 2009, 183,528,034 shares of common stock were outstanding, comprised of 176,625,254 Shares and 6,902,780 American Depositary Shares (equivalent to 6,902,780 Shares).

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer  ☒                     Accelerated filer   ☐                    Non-accelerated filer   ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒     International Financial Reporting Standards as issued by the International Accounting Standards Board   ☐    Other   ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐    Item 18   ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

*	Not for trading, but only in connection with the registration of the American Depositary Shares, each representing one share of Common Stock.

Cautionary Statement Regarding Forward-Looking Statements

This annual report on Form 20-F contains “forward-looking statements” within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934. To the extent that statements in this annual report on Form 20-F do not relate strictly to historical or current facts, they may constitute forward-looking statements. These forward-looking statements are based upon our current assumptions and beliefs in the light of the information currently available to us, but involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause our actual actions or results to differ materially from those discussed in or implied by the forward-looking statements. We undertake no obligation to publicly update any forward-looking statements after the date of this annual report on Form 20-F, but investors are advised to consult any further disclosures by us in our subsequent filings pursuant to the U.S. Securities Exchange Act of 1934.

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

•	intense competitive pressures to which our products are subject;

•	manufacturing delays or defects resulting from outsourcing or internal manufacturing processes;

•	various export risks which may affect the significant percentage of our revenues derived from overseas sales;

•	the effect of foreign exchange fluctuations on our results of operations;

•	credit risk on trade receivables;

•	industry demand for skilled employees;

•	insufficient protection of our intellectual property;

•	expenses associated with licenses we require to continue to manufacture and sell products;

•	our research and development not producing desired results;

•	companies or assets acquired by us not produce the returns or benefits, or bring in business opportunities;

•	our market or supply chains being affected by terrorism, plague, wars or similar events;

•	earthquakes and other natural disasters affecting our headquarters and major facilities;

•	environmental liability and compliance obligations by tightening of environmental laws and regulations;

•	impairment losses on investments in equity securities;

•	changes in accounting principles;

and other risks discussed under Item 3.D “Risk Factors” and elsewhere in this annual report on Form 20-F.

Presentation of Certain Information

As used in this annual report on Form 20-F, references to “Kyocera,” “we,” “our” and “us” are to Kyocera Corporation and, except as the context otherwise requires, its consolidated subsidiaries.

Also, as used in this annual report on Form 20-F:

•	“U.S. dollar” or “$” means the lawful currency of the United States of America, “yen” or “¥” means the lawful currency of Japan and “Euro” means the lawful currency of the European Union.

•	“U.S. GAAP” means accounting principles generally accepted in the United States of America, and “Japanese GAAP” means accounting principles generally accepted in Japan.

•	“ADS” means an America Depositary Share, each representing one share of Kyocera’s common stock, and “ADR” means an American Depositary Receipt evidencing ADSs.

•	“fiscal 2009” refers to Kyocera’s fiscal year ended March 31, 2009, and other fiscal years are referred to in a corresponding manner.

•

Unless otherwise indicated, we have translated the yen amounts for the year ended March 31, 2009, as of March 31, 2009 and thereafter presented in this annual report on Form 20-F into U.S. dollars solely for your convenience. The rate we used for such translations was ¥99.00 = $1.00, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2009, rounded to the nearest yen. These translations do not imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

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

	2005	2006	2007	2008	2009	2009
	(Yen in millions, U.S. dollars and shares in thousands, except per share amounts)
For the years ended March 31:
Net sales	¥1,173,660	¥1,173,544	¥1,283,897	¥1,290,436	¥1,128,586	$11,399,859
Profit from operations	97,660	99,695	135,102	152,420	43,419	438,576
Income from continuing operations	42,657	66,088	101,329	107,244	29,506	298,040
Net income	45,908	69,696	106,504	107,244	29,506	298,040

Earnings per share:
Income from continuing operations:
Basic	¥227.52	¥352.44	¥538.52	¥566.58	¥157.27	$1.59
Diluted	227.47	352.21	537.35	565.80	157.23	1.59
Net income:
Basic	244.86	371.68	566.03	566.58	157.27	1.59
Diluted	244.81	371.43	564.79	565.80	157.23	1.59
Weighted average number of shares outstanding:
Basic	187,489	187,514	188,160	189,283	187,618
Diluted	187,528	187,640	188,573	189,544	187,661

Cash dividends declared per share:
Per share of common stock	¥80	¥100	¥110	¥120	¥120
Per share of common stock*	$0.74	$0.84	$0.91	$1.10	$1.26

At March 31:
Total assets	¥1,745,519	¥1,931,522	¥2,130,464	¥1,976,746	¥1,773,802	$17,917,192
Long-term debt	33,557	33,360	7,283	8,298	28,538	288,263
Common stock	115,703	115,703	115,703	115,703	115,703	1,168,717
Stockholders’ equity	1,174,851	1,289,077	1,514,560	1,451,165	1,323,663	13,370,333
Depreciation	¥58,699	¥62,942	¥70,155	¥75,630	¥83,753	$845,990
Capital expenditures	¥63,160	¥88,860	¥69,896	¥85,101	¥63,055	$636,919

*	Translated into U.S. dollars based on the exchange rates at each payment date.

Note: On August 1, 2006 Kyocera sold all of its shares in Kyocera Leasing Co., Ltd., a subsidiary engaged in financing services. As a result, business results and profit on sale for Kyocera Leasing Co., Ltd. for fiscal 2007 have been recorded as income from discontinued operations in conformity with Statement of Financial Accounting Standards No. 144, “Accounting for the impairment or disposal of Long-Lived Assets.” Figures for fiscal 2005 and 2006 have been retrospectively reclassified for comparative purposes.

The following table shows the exchange rates for Japanese yen per $1.00 based upon the noon buying rate in New York City for cash transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

For the years ended March 31,	High	Low	Average	Period-end
2005	114.30	102.26	107.49	107.22
2006	120.93	104.41	113.15	117.48
2007	121.81	110.07	116.92	117.56
2008	124.09	96.88	114.31	99.85
2009	110.48	87.80	100.62	99.15
For most recent six months
December 2008	93.71	87.84	91.28	90.79
January 2009	94.20	87.80	90.12	89.83
February 2009	98.55	89.09	92.92	97.74
March 2009	99.34	93.85	97.86	99.15
April 2009	100.71	96.49	98.98	98.76
May 2009	99.24	94.45	96.64	95.55

The noon buying rate for Japanese yen on June 26, 2009 was $1.00 = ¥95.19

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

You should carefully read the risks described below before making an investment decision.

(1) The continuing downturn in the Japanese and global economy may significantly reduce demand for Kyocera’s products

In the second half of fiscal 2009, global economic conditions deteriorated significantly due to instability in the international financial markets stemming from the sub-prime mortgage crisis originating in the United States, resulting in a lack of available credit, increased volatility in international financial markets, a decline in consumer confidence and widespread reduction of business activity generally. With respect to Kyocera’s business environment, demand for our products has materially decreased during this period. Kyocera assumes that the current economic downturn may be prolonged and has concerns regarding the impact of a long-term recession in the Japanese and global economy. If the downturn in the global economy has further negative impacts on corporate investment or consumer spending in the markets for semiconductors, mobile phone handsets and personal computer (PC) related equipment in the electronics industry, and on solar energy products, on which Kyocera is substantially dependent for its growth, there can be no assurance that Kyocera’s business, financial condition and results of operations will not continue to be materially adversely affected.

(2) Unexpected changes in economic, political and legal conditions in China, in which Kyocera is becoming increasingly active, may have an adverse effect on Kyocera’s business

Based on its expectation that the Chinese markets for information and communication related products, including electronic components, mobile phone handsets, PCs and PC peripherals, and for solar energy related products will continue to grow continuously, Kyocera has been making substantial investments in new production and marketing facilities in China. Kyocera now has principal production facilities located in Shanghai, Dongguan, and Tianjin, and plans to make additional investments to increase production capacity at these sites and to concurrently increase its marketing and distribution capabilities in China. Although the Chinese economy has been growing at a rapid rate in recent years, and the central government has been increasingly utilizing market forces as opposed to central economic planning, growth has been uneven among various regions of the country and among various sectors of the economy. Unexpected changes in the central government’s economic policy or in the business climate, including those due to changes in institutional systems in various parts of the country, may adversely affect its information and communication related markets in which Kyocera seeks to manufacture and sell its products. In addition, China is in the process of developing a comprehensive system of laws and regulations dealing with economic matters, such as currency controls, and foreign corporations currently active in the country, such as Kyocera, face risks and uncertainties including enforcement of contractual terms, administrative intrusion by local governments and difficulty with expatriation of profits.

(3) Kyocera sells a diverse variety of products, and in each of its businesses Kyocera is subject to intense competitive pressures, including in terms of price, technological change, product development, quality and speed of delivery, and these pressures are likely to increase in the near term

Kyocera sells a wide variety of products and therefore faces a broad range of competitors from large international companies to relatively small, rapidly growing and highly specialized companies. Kyocera has a variety of businesses in different industries while many of its competitors specialize in one or more of these business areas. As a result, Kyocera may not fund or invest in certain of its businesses to the same degree as its competitors, or these competitors may have greater financial, technical, and marketing resources available to them than the portion of its business against which they compete. While some of the factors that drive competition vary by product area, price and speed of delivery are factors in all areas of Kyocera’s business. Price pressure has been intense, and thus Kyocera predicts that its selling prices will continue to be lower over fiscal 2010 partly depending on the demand and competition situation. In production businesses in which Kyocera develops, produces and distributes specialized parts for its customers’ products, its competitive position depends significantly on being involved early in the process of creating a new product that fits its customers’ needs for each business. To maintain these competitive advantages, it is critical to maintaining close ties with customers so that Kyocera can ensure that it is able to meet required specifications and be the first supplier to create and deliver the product. Kyocera’s gross margins may be reduced if the environment changes in the way that Kyocera cannot maintain these important relationships with customers or market share or if it is forced in the future to further reduce prices in response to the actions of its competitors.

(4) Small manufacturing delays or defects resulting from outsourcing or internal manufacturing processes can adversely affect Kyocera’s production yields and operating results

Kyocera ordinarily outsources the fabrication of certain components and sub-assemblies of its products, often to sole source suppliers or a limited number of suppliers. Kyocera has experienced occasional delays in obtaining components and sub-assemblies because the manufacturing process for these items is very complex and requires a long lead-time. Kyocera’s revenues derived from sales of these products will be materially and adversely affected if Kyocera is unable to obtain a high quality, reliable and timely supply of these components and sub-assemblies. In addition, any reduction in the precision of these components will cause delays and interruptions in Kyocera’s production cycle.

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

(5) Since a significant percentage of Kyocera’s revenues has been derived from foreign sales in recent years, various export risks may disproportionately affect its revenues

Kyocera’s sales to customers located outside Japan accounted for 58.1% of its total revenues in fiscal 2009. Kyocera believes that overseas sales will continue to account for a significant percentage of its revenues. Therefore, the following export risks may disproportionately affect Kyocera’s revenues:

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

(7) Kyocera may be exposed to credit risk on trade receivables due to its customers’ worsening financial condition

Kyocera maintains allowances for doubtful accounts related to trade receivables for estimated losses resulting from customers’ inability to make timely payments. However, trade receivables in the ordinary operating activity are not covered by collateral or credit insurance. Therefore, if customers with whom Kyocera has substantial accounts receivable face difficulty in making payments due to economic downturn, Kyocera’s results of operations and financial position may be adversely affected.

(8) Industry demand for skilled employees, particularly engineering and technical personnel, exceeds the number of personnel available

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

(9) Insufficient protection of Kyocera’s trade secrets and patents could have a significant adverse impact on its competitive position

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

(10) Kyocera may require licenses to continue to manufacture and sell certain of its products, the expense of which may adversely affect its results of operations

From time to time Kyocera has received, and may receive in the future, notice of claims of infringement of other parties’ proprietary rights and licensing offers to commercialize third party patent rights. Although Kyocera is not currently involved in any litigations relating to its intellectual property except in the ordinary course of its business, Kyocera cannot assure that:

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

(11) Future initiatives and in-process research and development may not produce the desired results

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

(12) Companies or assets acquired by Kyocera may require more cost than expected for integration, and may not produce returns or benefits, or bring in business opportunities, which Kyocera expects

In the course of developing its business, from time to time Kyocera considers opportunities to acquire, and undertakes the acquisition of companies or assets through mergers and acquisitions. There can be no assurance that Kyocera will be able to integrate the operations, products and personnel of the acquired companies with its own in an efficient manner. Nor can there be any assurance that Kyocera will be able to achieve operational and financial returns or benefits, or bring in new business opportunities, which it expects from the acquisition. An acquired company may not be able to manufacture products or offer services in the amounts or at the efficiency levels that Kyocera plans, and the demand for such products or services may not be at the levels that Kyocera anticipates. Failure to succeed in acquisitions could have a material adverse effect on Kyocera’s business. In addition, as a result of business combinations, Kyocera recognizes goodwill or intangible assets of the acquired companies under generally accepted accounting principles. Kyocera may be required to record impairment losses if their fair values are below their carrying amounts.

(13) Kyocera’s markets or supply chains may be adversely affected by terrorism, plague, wars or similar events

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

(14) Kyocera’s headquarters and major facilities are subject to devastating effects of earthquakes and other natural disasters

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

(15) Changes in our environmental liability and compliance obligations may adversely impact our operations

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

(16) Kyocera may have to incur impairment losses on its investments in debt and equity securities

Kyocera holds investments in equity securities of companies not affiliated with itself, which Kyocera generally holds on a long-term basis for business relationship purposes. A substantial portion of these investments consists of shares of common stock of public companies in Japan, including KDDI Corporation (a Japanese telecommunication service provider), and Japanese financial institutions. As of March 31, 2009, Kyocera

Corporation’s equity interest in KDDI Corporation was 12.76%. As of March 31, 2009, the aggregate fair value of equity securities included in available-for-sale securities was ¥291,137 million ($2,941 million), with gross unrealized gains in the amount of ¥22,099 million ($223 million) and gross unrealized losses in the amount of ¥1,118 million ($11 million). If there is a decline in the fair value, i.e., the market price, of the shares Kyocera holds in those companies over a period of time, and it determines that the decline is other-than-temporary, Kyocera will need to record an impairment loss for the applicable fiscal period. For some of the equity securities Kyocera owns, including the shares of KDDI Corporation, Kyocera intends to keep its ownership at the current level in light of the importance of its business relationships with the issuers of these equity securities. For other equity securities in its portfolio, although, with periodical check, Kyocera may dispose of some securities which lack merit for Kyocera, market conditions may not permit it to do so at the time, speed or price it may wish.

(17) Changes in accounting standards may adversely impact our results of operations and financial positions.

Adoptions of new accounting standards, or changes in accounting standards may have an unpredictable adverse impact on our results of operation and financial positions. In addition, if Kyocera modifies its accounting software or information systems to introduce changes in accounting standards, certain investments or expenses may be required.

(18) As a holder of ADSs, you will have fewer rights than a shareholder has and you will have to act through the depositary to exercise those rights

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

(19) Rights of shareholders under Japanese law may be more limited than under the law of other jurisdictions

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

(20) Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell your shares of our Common Stock at a particular price on any particular trading day, or at all

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each stock, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his or her shares at such price on a particular trading day, or at all.

(21) Our shareholders of record on a record date may not receive the dividend they anticipate

The customary dividend payout practice of publicly listed companies in Japan may significantly differ from the practice widely followed in foreign markets. Our dividend payout practice is no exception. The declaration and payment of annual dividends requires the approval of shareholders of our common stock at the annual general meeting of shareholders held in June of each year. Our board of directors decides and submits a proposal for an annual dividend declaration a few weeks before the annual general meeting. If the shareholders’ approval is given, the annual dividend payment is made to shareholders of record as of the record date for such payment, which is March 31, whether or not the shareholders are still holding shares after such record date. The declaration and payment of interim dividends is decided by our board of directors and does not require the approval of shareholders. The interim dividend payment is made to shareholders of record as of the record date for such payment, which is September 30, whether or not the shareholders are still holding shares after such record date. Shareholders of record as of the applicable record date may sell shares in the market after the record date with the anticipation of receiving a certain dividend payment. However, the date of declaration of interim dividends is decided by our board, and the declaration of annual dividends is approved by our shareholders only in June, based upon a proposal submitted by our board. As such, we may have announced a dividend forecast before the applicable record date; but, in making a decision on the dividend declaration, neither our shareholders nor our board of directors are legally bound by such forecast. Therefore, our shareholders of record on the record dates for interim or annual dividends may not receive the dividend they anticipate.

(22) Foreign exchange fluctuations may affect the dollar value of our ADSs and dividends payable to holders of our ADSs

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

Our business originally consisted of the manufacture of ceramic parts for electronic equipment. In the 1960s, we expanded our business and technology horizontally into the design and production of fine ceramic parts, ceramic integrated circuit (IC) packages and electronic components. In the 1970s, we began to produce applied ceramic products, including cutting tools, ceramic parts for medical and dental uses, jewelry and solar energy products.

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

In the 1990s, we strengthened our position as an internationally integrated electronic components manufacturer through our acquisition of AVX Corporation, a maker of capacitors and other passive electronic components, in January 1990. In the middle of the 1990s, Kyocera developed two main business categories, “the Components Business,” in which Kyocera provides parts and devices such as fine ceramics parts, semiconductor parts, applied ceramic products and electronic components and devices to mainly electronic equipment manufacturers in IT industrial fields, and “the Equipment Business,” in which Kyocera manufactures and sells telecommunications and information equipment and optical instruments, such as mobile phone handsets, PHS-related products, copier machines, multifunctional peripherals and ECOSYS printers to distributors or directly to customers.

Since 2000, we have further enhanced our position as a market leader in telecommunications and information equipment. In February 2000, we acquired the code division multiple access (CDMA) mobile phone handset business from QUALCOMM Inc. to establish our U.S. subsidiary, Kyocera Wireless Corp. In April 2000, we invested in Kyocera Mita Corporation, a manufacturer of copier machines and other document solutions equipment, and made it a wholly-owned subsidiary. In April 2002, we transferred Kyocera Corporation’s printer business to Kyocera Mita Corporation to further enhance our information equipment business by pursuing group synergies.

In addition, we also strengthened the components business resources to become a leading company in IT-related applications. In August 2002, we made Toshiba Chemical Corporation (currently Kyocera Chemical Corporation) a wholly-owned subsidiary through a share exchange in order to reinforce our electronic components and materials businesses by pursuing group synergies between fine chemical and fine ceramic technologies.

With the aim of becoming a more global enterprise and enhancing our profitability, we have been expanding our production in China through Chinese production bases located in Shanghai and Dongguan since the middle of the 1990s. Kyocera also established a sales company, Kyocera (Tianjin) Sales and Trading Corporation, in March 2003 to cultivate the Chinese market through enhancing our marketing ability for both our products manufactured in China as well as our products imported into China. In addition, we established a subsidiary, Kyocera (Tianjin) Solar Energy Co., Ltd., to assemble solar modules, production of which commenced in November 2003, and to respond to market needs swiftly.

In August 2003, we made Kinseki, Limited (currently Kyocera Kinseki Corporation), a major producer of artificial crystal related products, a wholly-owned subsidiary through a share exchange to strengthen our Electronic Device Group. In addition, to further enhance our organic circuit board business by pursuing group synergies, we also entered into an agreement with IBM Corporation and IBM Japan, Ltd. for the transfer from IBM Japan, Ltd. to Kyocera of its Surface Laminar Circuitry (SLC) business and we completed the transfer of IBM Japan, Ltd.’s SLC business from IBM Japan, Ltd. to a newly-established wholly-owned subsidiary, Kyocera SLC Technologies Corporation in August 2003. In April 2004, Kyocera integrated the organic material components business into Kyocera SLC Technologies Corporation and the marketing division of Kyocera Kinseki Corporation was merged into the marketing division of the electronic components of Kyocera Corporation and the manufacturing division of crystal related components of Kyocera Corporation was transferred to Kyocera Kinseki Corporation through corporate splits.

In September 2004, Kyocera and Kobe Steel, Ltd. established Japan Medical Materials Corporation and Kyocera Corporation transferred its medical materials business to Japan Medical Materials Corporation through corporate splits. The shareholding ratios of Kyocera and Kobe Steel, Ltd. in Japan Medical Materials Corporation are 77% and 23%, respectively.

In October 2004, Kyocera Corporation invested in WILLCOM, Inc. which succeeded the PHS-related business of DDI Pocket, Inc. to enhance our PHS-related business.

To meet with strong demand for solar energy products, Kyocera established Kyocera Solar Europe S.R.O. for the assembling of solar modules in the Czech Republic in April 2005.

In August 2006, Kyocera sold all of its shares in Kyocera Leasing Co., Ltd. to Diamond Lease Company Limited (presently Mitsubishi UFJ Lease & Finance Company Limited). Kyocera decided the sale to concentrate our management resources on our core businesses in order to enhance and improve our corporate value.

In April 2008, Kyocera acquired the mobile phone related business of SANYO Electric Co., Ltd. (SANYO) to strengthen and improve the profitability of the Telecommunications Equipment Group.

For further enhancement of sales channel of the Information Equipment Group, Kyocera Mita Corporation made TA Triumph-Adler AG (TAAG), a leading specialist in the information technology business and a distributor of printers and multifunctional peripherals in Germany, a subsidiary through the voluntary public takeover offer in January 2009.

For a discussion of recent and current capital expenditures, please see Item 5 “Operating and Financial Review and Prospects” of this annual report on Form 20-F. We have had no recent significant divestitures nor any significant divestitures currently being made.

B. Business Overview

Overview

Kyocera is engaged in numerous high-tech fields, from fine ceramic components to electronics devices, equipment, services and networks. Our manufacturing and distribution operations are conducted worldwide. As of March 31, 2009, we have 181 subsidiaries and 4 affiliates outside Japan and 30 subsidiaries and 6 affiliates in Japan. Our customers include individuals, corporations, governments and governmental agencies. For information on our sales by category of activity and information on our sales by geographic area and product segment, please see Item 5.A “Operating Results” of this annual report on Form 20-F.

Business Strategy

Kyocera aims to be respected by society as “The Company” from the perspective of corporate ethics, while maintaining continuous sales growth and high profitability. To achieve this management vision, Kyocera’s management policy is to further drive business expansion to be “a creative company that continues to grow.” In order to implement this policy, Kyocera aims to increase corporate value by expanding businesses; namely by promoting efficient use of management resources and further strengthening consolidated group management.

<Target of Pre-tax Income to Net Sales Ratio>

To be “a creative company that continues to grow,” Kyocera aims to achieve its target of a pre-tax income ratio of 15% or higher.

<Medium Term Management Strategy>

Kyocera promotes “high-value-added diversification” as its management strategy to realize such management policy. This involves ensuring that each business is highly profitable and pursuing synergies among each business with the objective of driving sustainable growth even in an ever-changing business environment.

Specifically, Kyocera aims to: 1) exploit competitive advantages; 2) strengthen existing businesses; and 3) create new businesses.

(1) Exploit Competitive Advantages

Sources of competitive advantage for Kyocera over other companies in implementing its diversification strategy are the “Kyocera Philosophy,” which places people’s hearts at its core, the “Amoeba Management System,” which is unique to Kyocera and has been a driving force for growth since Kyocera Corporation’s earliest days, and a strong financial structure. With these foundations firmly in place, Kyocera endeavors to strengthen competitiveness in technological development, sales and marketing in the high-growth potential markets for information and communication and for environment and energy, and to translate its diversification strategy into improved business performance.

(2) Strengthen Existing Businesses

Kyocera strives to continuously improve profitability in all existing businesses within Kyocera Group. Elsewhere, by strengthening ties and maximizing synergies between headquarters Kyocera Corporation and Kyocera Group companies, Kyocera seeks to improve profitability in each business segment on a consolidated basis. In promoting a global strategy in each business, Kyocera has created development, manufacturing and sales systems in optimal locations, while the integration of Group-wide resources helps boost the competitiveness of existing businesses. Kyocera regularly reviews those businesses that have lost market competitiveness and that show little promise of expansion going forward.

(3) Create New Businesses

Kyocera endeavors to create businesses that will become its core going forward in order to improve consolidated performance over the medium term. To achieve this goal, Kyocera integrates Group-wide management resources to develop new technologies and products and create new markets. The focus of Kyocera’s business creation strategy lies in the markets for information and communication and for environmental and energy.

Challenges

In order for Kyocera Group as a whole to overcome the current difficult circumstances and improve its performance, Kyocera has substantially changed its management structure by promoting young members of the management team as officers and directors of Kyocera Corporation and the group companies.

Kyocera faces the following challenges in fiscal 2010 and beyond.

(1) Establish Highly Profitable Corporate Structure

In fiscal 2010, it is expected that harsh business environment will continue, where expansion of sales is difficult. However, Kyocera will endeavor to enhance its corporate structure and to secure profitability even in the face of the current sluggish business environment. Particularly, Kyocera will manage its business by thoroughly implementing the “Kyocera Philosophy” and the “Amoeba Management System” to achieve “maximum sales and minimum costs” by all employees’ effort. In order to improve profitability as quickly as possible, all divisions will engage in all-out cost cutting, including the reduction of manufacturing costs and review of capital expenditures plans.

Kyocera will improve the profitability of existing businesses and develop competitive new products and technologies to establish a highly profitable structure by efficiently utilizing Kyocera’s management resources to pursue synergetic effects.

(2) Business Expansion in Important Markets

Kyocera will expand its businesses in the information and communication market and the environment and energy market. In the information and communication market, it is ensuring the linkage of new business opportunities with its business expansion, such as commencement of provision of new generation high speed wireless communication service in the Japanese market. It also aims to expand its component business and equipment business by releasing products meeting the need for advanced digital consumer equipment in a timely fashion.

In the environment and energy market, further growth is expected due to raising awareness of environmental issues. Kyocera will continue to implement strategic investments to expand production capacity for solar cells and modules. It will also make efforts to reduce manufacturing costs and to improve conversion efficiency and expand solar energy business as a core business of Kyocera Group. In addition, it will make further efforts to expand its business in the environment and energy market by creating new products and expanding product items such as solid oxide fuel cell (SOFC) based power generating units for home use, utilizing its fine ceramic materials technologies.

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

Information & Telecommunication Components,

Sapphire Substrates,

Components for Semiconductor Processing Equipment,

Components for LCD Manufacturing Equipment,

Automotive Components,

General Industrial Ceramic Components

(2) Semiconductor Parts Group

Ceramic Packages for Crystal and SAW Devices,

CCD/CMOS Sensor Ceramic Packages,

LSI Ceramic Packages,

Wireless Communication Device Packages,

Optical Communication Device Packages and Components,

Organic Multilayer Packages and Substrates

(3) Applied Ceramic Products Group

Residential and Industrial Solar Power Generating Systems,

Solar Cells and Modules,

Cutting Tools, Micro Drills,

Medical and Dental Implants,

Jewelry and Applied Products

(4) Electronic Device Group

Ceramic Capacitors, Tantalum Capacitors,

Timing Devices (Temperature Compensated Crystal Oscillators (TCXOs), Crystal Units, Clock Oscillators and Ceramic Resonators),

Surface Acoustic Wave (SAW) Devices, RF Modules, EMI Filters,

Connectors,

Thermal Printheads, Inkjet Printheads,

Amorphous Silicon Photoreceptor Drums,

Liquid Crystal Displays (LCDs)

(5) Telecommunications Equipment Group

CDMA Mobile Phone Handsets,

Personal Handy Phone System (PHS) Related Products (PHS Mobile Phone Handsets, PHS Base Stations) Wireless Broadband Systems such as iBurst™

(6) Information Equipment Group

ECOSYS Printers,

Copying Machines,

Multifunctional Peripherals

(7) Others

Telecommunications Engineering Business,

Integration Business on Information Systems and Network Infrastructures,

Data Center Business,

Management Consulting Business,

Chemical Materials for Electronic Components, Electrical Insulators, Molded Products,

Hotel Business

(1) Fine Ceramic Parts Group

Products in this reporting segment are widely used in the computing, telecommunications, automotive and various other industrial sectors. These products are made from a variety of ceramic materials, such as silicon carbide, silicon nitrides and zirconia as well as alumina, utilizing their characteristics of heat resistance, corrosion resistance and wear resistance.

Products Kyocera develops, manufactures and sells in this reporting segment include substrates, which are thin ceramic bases used by manufacturers for hybrid IC foundations. Kyocera also develops, manufactures and sells substrates for thermal printheads, thin film ceramic/alumina tape substrates for chip resistors, substrate for HDD thin film magnetic heads, sapphire substrates for LCD projectors and LEDs, components for semiconductor processing equipment, components for LCD manufacturing equipment, mechanical seals for pumps, engine components for the automobile industry, friction tight discs and thread guides for yarn texturing machines in the textile industry, rings for fishing rods, nozzles and parts for papermaking machinery.

(2) Semiconductor Parts Group

Kyocera develops, manufactures and sells inorganic (ceramic) and organic packages in this reporting segment.

Ceramic packages have the characteristic of being extremely air tight, and can be small and thin, while also having exceptional heat resistance and heat dissipation. In addition, they have good high frequency properties and facilitate the embedding of passive components. Kyocera develops, manufactures and sells various ceramic packages and components capitalized on material’s characteristics. Major products in this reporting segment are ceramic packages for crystal and SAW devices, CCD/CMOS sensorceramic packages, LSI ceramic packages such as ball grid array packages and optical communication device packages and ceramic parts for fiber-optic communications connectors. Ceramic packages for crystal and SAW devices are used for SAW filters and temperature compensated crystal oscillators (TCXOs), which are mostly inserted into mobile phone handsets. CCD/CMOS sensorceramic packages are mainly used in camera-equipped mobile phone handsets and digital still cameras. Ball grid array packages are used in MPUs and other logic ICs, which are mainly inserted into high-end servers.

In the organic package business, Kyocera established a specialized high density organic circuit board manufacturer, Kyocera SLC Technologies Corporation. Kyocera SLC Technologies Corporation develops, manufactures and sells system in a package (SiP) substrates used in mobile phone handsets and organic flip-chip packages for high-end application specific integrated circuits (ASICs).

(3) Applied Ceramic Products Group

This reporting segment consists of four product lines: 1) Solar Energy Products, 2) Cutting Tools, 3) Medical and Dental Implants, 4) Jewelry and Applied Ceramic Related Products.

1) Solar Energy Products

Kyocera develops, manufactures and sells solar cells and modules, applied solar cell products and residential and industrial solar power generating systems. We are expanding our solar cell and module production capacity in Japan and commenced assembly of solar modules by KYOCERA (Tianjin) Solar Energy Co., Ltd. in China, which was established as our manufacture and sales subsidiary of solar modules in May 2003. In addition, Kyocera commenced assembly of solar module in KYOCERA Solar, Inc. Mexico Plant in Tijuana, Mexico, for U.S. market in October 2004. To increase sales in Europe, Kyocera also commenced assembly of solar module in Czech Republic in October 2005. Kyocera produces solar cells and modules in global quadripartite production system.

2) Cutting Tools

Kyocera develops, manufactures and sells cutting tools for metal processing in industrial production, particularly in the automotive industry. To expand its cutting tools business, Kyocera Corporation acquired Tycom Corporation (currently Kyocera Tycom Corporation, a consolidated subsidiary), which was a U.S.-based manufacturer of micro drill for printed circuit boards, in January 2001.

3) Medical and Dental Implants

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

4) Jewelry and Applied Ceramic Related Products

Recrystallized jewelry comprises mainly synthetic emeralds, alexandrines and rubies. These stones are manufactured using a single crystal growth technology developed by us, and are chemically and physically equivalent to natural stones. Kyocera also develops, produces and sells applied ceramic related products such as kitchen knives utilizing ceramic characteristics of wear resistance and corrosion resistance against acidity and alkalinity.

(4) Electronic Device Group

Kyocera develops, manufactures and sells high quality and cost competitive electronic components and devices for the information and communication market. This field creates demand for miniaturization, low voltage, high frequency and low energy consumption, and we develop, manufacture and sell high-value-added products such as miniature ceramic capacitors with high capacitance, tantalum capacitors, miniature timing devices like TCXOs, RF modules and connectors for mobile phone handsets and PCs. We also develop, manufacture and sell thin-film products such as thermal printheads, amorphous silicon photoreceptor drums and LCDs for consumer electronic equipment, office automation equipment and industrial equipment.

We are strengthening our manufacturing and sales in China to enhance price competitiveness and to cultivate new markets. Shanghai Kyocera Electronics Co., Ltd. mainly produces ceramic capacitors. We aim to expand sales in China through the sales subsidiaries in China which market our products made in China and around the world.

To expand this reporting segment business, we are pursuing the synergies with subsidiaries. AVX Corporation and its consolidated subsidiaries, which develops, manufactures and sells ceramic capacitors, tantalum capacitors and other passive components for information and communication equipment, has a global manufacturing and sales network. AVX Corporation is a major contributor to our Electronic Device Group sales and pursues synergies with development and manufacturing in the ceramic capacitor business. In our timing device business, Kyocera Corporation acquired Kinseki, Limited (currently Kyocera Kinseki Corporation, a consolidated subsidiary) through a share exchange in August 2003. The marketing division of Kyocera Kinseki Corporation was merged into the marketing division of the electronic components of Kyocera Corporation and the manufacturing division of crystal related components of Kyocera Corporation was transferred to Kyocera Kinseki Corporation through corporate splits in April 2004.

(5) Telecommunications Equipment Group

This reporting segment includes CDMA mobile phone handsets business and telecommunication system equipment business such as PHS mobile phone handsets and base stations. These products are produced and distributed mainly for KDDI Corporation and WILLCOM, Inc., as well as for other U.S. telecommunication service providers. KDDI Corporation is a telecommunications service company, in which we made an equity investment when it was founded in 1984, when the telecommunications business, which had previously been monopolized by a national telephone company, was opened to private companies. KDDI Corporation and its subsidiaries are currently engaged in providing domestic, long distance, international telephone services and mobile phone services. WILLCOM, Inc. provides PHS services and Kyocera owns 30% stakes of WILLCOM, Inc.

In the mobile phone handsets business, we focus on CDMA protocol. We acquired the CDMA mobile phone handset business of Qualcomm Inc. and established Kyocera Wireless Corp., a wholly-owned subsidiary in February 2000. In addition, we established Kyocera Wireless (INDIA) PVT. Ltd., a subsidiary that develops software for CDMA mobile phone handsets, in June 2003. In September 2005, we decided to outsource the manufacturing division of Kyocera Wireless Corp. to Flextronics International Ltd., a leading provider of electronics manufacturing services.

With the objective of further enhancing the Telecommunications Equipment Group, Kyocera acquired the mobile phone business of SANYO in April 2008. Through this acquisition, Kyocera seeks to expand sales and improve profitability in the Telecommunications Equipment Group by integrating product development and design technologies of SANYO with the management resources of Kyocera.

In the telecommunication system equipment business, we are expanding this business by cultivating markets through the expansion of PHS technology. Specifically, we are promoting new PHS mobile phone handsets and base stations compatible with the high speed data transmission services offered by WILLCOM, Inc in Japan. We also promote iBurstTM, a wireless internet system, which enable internet services to be used at broadband speed with wireless technology in overseas market. In addition, we develop next generation telecommunication equipment such as for next generation PHS, WiMAX and Long Term Evolution (LTE) services, which will be commenced from the latter half of 2009 and on ward, in Japan.

(6) Information Equipment Group

The major products in this reporting segment comprise page printers, copying machines and multifunctional peripherals. Our page printers are marketed under the name of “ECOSYS” with a focus on the concepts of long life cycle, ecology and economy, which use our amorphous silicon photoreceptor drums.

In April 2000, Kyocera Mita Corporation became our wholly-owned subsidiary. Kyocera Corporation’s ECOSYS printer unit was merged into this subsidiary, enabling us to build a unified presence in the document solutions business. Further efficiencies have resulted from the merger of our printer and copier sales operations with those of Kyocera Mita Corporation. We have enhanced our product line through the standardization of engines between the printers, copying machines and multifunctional peripherals. We established a plant, Kyocera Mita Office Equipment (Dongguan) Co., Ltd. in Dongguan, China due mainly to strengthen our price competitiveness in December 2001.

In January 2009, Kyocera Mita Corporation acquired TAAG, a sales company of information equipment in Germany, in order to expand the sales channels in Europe.

(7) Others

This reporting segment includes revenues from telecommunication network systems. This segment also develops, manufactures and sells electronic component materials, electric insulators and synthetic resin molded products.

Kyocera Communication Systems Co., Ltd. operates a total telecommunications network system business, from system development to design, construction and maintenance services. In addition, Kyocera Communication Systems Co., Ltd. provides data center services for mobile phone content distribution services and IT solutions services for business users by developing new products featuring network services as well as system integration services. Kyocera Communication Systems Co., Ltd. also operates management consulting business based on operating of “Amoeba Management System,” which is Kyocera’s unique management method.

Kyocera Chemical Corporation, which joined Kyocera in August 2002, mainly produces electronic component materials, and will develop new products by pursuing the synergies with fine chemical technologies and our components technologies such as those employed by the Electronic Device Group.

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

In the Telecommunications Equipment Group, we primarily sell products directly to communications carriers in Japanese and overseas markets. Our key sales destinations are KDDI Corporation and WILLCOM, Inc. in Japan.

The Information Equipment Group markets products such as ECOSYS printers, copier machines and multifunctional peripherals under the TASKalfa brand mainly through distributors and wholesalers both in Japan and abroad.

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

The principal raw materials include alumina, zirconia, silicon nitride, silicon particles, nickel powder and epoxy resins. These raw materials are used mainly in the manufacturing of products for the Components Business. They are also the main materials supplied for use in key components such as chip sets and LCDs in the Equipment Business.

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

In fiscal 2009, we procured a sufficient level of raw materials and other materials to carry out our production plans, and we do not have any concern about shortage of raw materials and supplies during fiscal 2010.

Patents and Licenses

Our success and competitive position depend on a number of significant patents, licenses and trade secrets relating to our manufacturing and sales processes and products. All of Kyocera’s intellectual properties are considered to be important. However, Kyocera believes that neither its expiration nor termination of any specific intellectual properties would affect significant impact on Kyocera’s entire operation. The following table sets forth information, as of March 31, 2009, with respect to our significant patents and license agreements.

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

Competitive Position

(1) Fine Ceramic Parts Group

Since our founding, Kyocera has worked continuously to develop fine ceramic materials and to cultivate new markets. At present, we provide fine ceramic products to a wide array of industries, notably the semiconductor fabrication equipment market, the information and communication market, the general industrial machinery market and the automotive market.

Although competitors in this reporting segment are mainly Japanese manufacturers and differ in each market, Kyocera has established a competitive advantage in materials technology, accumulated since our founding, and in outstanding production technology and capability, which enables us to meet customer requirements, particularly in terms of product dimension, size and amount. We also boast an internal integrated system from fundamental research to next-generation product development through our R&D divisions, and this differentiates us from the competitors.

(2) Semiconductor Parts Group

In this reporting segment, our goal is to further strengthen our competitive position in both the ceramic and organic package businesses in the global market. To achieve this, we strive to provide high-value-added products and to develop new applications such as wireless and optical communications in the telecommunications market, and in the digital consumer equipment, automotive and medical industries, etc.

In the ceramic package business, Kyocera is already one of the global leaders in packages for crystal and SAW devices and CCD/CMOS sensor packages. We also aim to be a market leader in other ceramic package areas and to increase customer satisfaction by applying our technological and managerial expertise.

In the organic package field, which we entered relatively late, to strengthen our technological expertise and expand business, we acquired the SLC business of IBM Japan, Ltd. in August 2003, and established Kyocera SLC Technologies Corporation. In April 2004, we integrated the organic material components business into Kyocera SLC Technologies Corporation, and established a new plant in Ayabe, Kyoto in June 2005. We aim to strengthen our position in the organic package business going forward by developing more advanced package technology and by mass producing of various packages and substrates.

(3) Applied Ceramic Products Group

In the solar energy business where the market is expanding rapidly supported by enhanced environmental awareness on a global basis, many companies entered into the market and the competition is becoming intense. Kyocera has been providing solar energy products for more than thirty years and has various expertise and experiences in terms of manufacturing and development as well as of global marketing. Kyocera manufactures products in-house through silicon casting to cell and module processes, and can afford to reduce costs and enhance efficiency in every process. Based on these our strengths such as quality, the world’s highest level of conversion efficiency of multi-crystalline solar cells and long-term product reliability, Kyocera manufactures our products in Japan, China, Mexico and Czech and will expand its production capacity in each site towards further business expansion.

We are also one of the biggest suppliers of cutting tools in Japan, with the major application being for the automotive industry. Although we have many global competitors, we will work to expand sales of new products in order to further increase our share in the Japanese and Asian markets.

(4) Electronic Device Group

Kyocera develops, manufactures and sells various capacitors, timing devices, connectors and thin-film devices. One of our competitive advantages is that we can supply a wide variety of components compared with our competitors. Though we have many competitors in this field, not only in Japan but also throughout Asia, and the market is particularly competitive in terms of price, quality and delivery, most of our competitors in this reporting segment are Japanese manufacturers.

Kyocera is one of the biggest manufacturers of timing devices in the world. AVX Corporation, a U.S. subsidiary, competes with overseas manufacturers in developing, manufacturing and selling tantalum capacitors. Our thin- film products, such as thermal printheads and amorphous silicon photoreceptor drums, are mainly used in information equipment, notably printers, copying machines and multifunctional peripherals. Amorphous silicon photoreceptor drums have outstanding resistance to wear compared with organic photoconductor (OPC) drums. Incorporating our amorphous silicon photoreceptor drums into information equipment helps to realize longer lasting products among the competition.

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

(5) Telecommunications Equipment Group

In the Japanese market, our main competitors for mobile phone handsets are Japanese manufacturers. In the mobile phone handset market outside Japan, Kyocera competes with European, U.S. and Asian manufacturers. In terms of telecommunication system equipment business, our main competitors are Japanese manufacturers. In April 2008, Kyocera acquired the mobile phone business of SANYO. Through this move, we aim to further strengthen development, manufacturing and sale of CDMA handsets worldwide, and to expand business in telecommunication system equipment business including next generation PHS system, WiMAX system and LTE system.

(6) Information Equipment Group

We have many competitors in Japan and abroad in information equipment business, such as printers, copying machines and multifunctional peripherals. Although the scale of sales in this reporting segment is relatively small compared with our competitors, and our global market share is not high, our major strength is differentiation of our products from those of the competitors.

Our products are based on our unique “ECOSYS” concept that provides long life cycle and thus environmental friendliness, while also having the benefit of low running costs for users, by utilizing our highly durable amorphous silicon photoreceptor drum with exceptional abrasion resistance. Our ECOSYS concept is used in the majority of our printers, copying machines and multifunctional peripherals, in both monochrome and color, and from low-speed to high-speed models. These products are recognized as green products for the office, particularly in Europe, where environmental awareness is particularly high.

With the objective of expanding its product line-up, Kyocera launched and started sales of the TASKalfa brand of multifunctional peripherals in January 2009, which complements the ECOSYS brand of printers. Features of TASKalfa include use of micro-particle toner that is produced at a new toner plant in Japan, which was established in fiscal 2009, and containment of toner consumption and power consumption. TASKalfa products incorporate a new software platform and have expandability via connectivity with external systems and applications.

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

Kyocera is also subject to various regulations concerning the environment of the countries where we operate. These regulations cover air emissions, wastewater discharges, the handling, disposal and remediation of hazardous substances, wastes and certain chemicals used or generated in our manufacturing process, employee health and safety, labeling or other notifications with respect to the content or other aspects of our processes, products or packaging, restrictions on the use of certain materials in or on design aspects of our products or product packaging, and responsibility for disposal of products or product packaging. They also include several new regulations for chemical substance in products, such as the European Union Directive on the Restriction on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (RoHS Directive), the European Union Directive on Waste Electrical and Electronic Equipment (WEEE Directive), the European Union’s Registration, Evaluation, Authorization and Restriction of Chemicals (REACH), and similar regulations required in other countries and areas including China. Based on our periodic reviews of the operating policies and practices at all of our facilities, we believe that our operations are currently in substantial compliance, in all material respects, with all applicable environmental laws and regulations and that the cost of continuing compliance will not have a material effect on our financial condition or results of operations.

In addition, AVX Corporation, a subsidiary in the United States, is subject to federal, state and local laws and regulations concerning the environment in the United States and to the environmental laws and regulations of the other countries in which it operates. Specifically, AVX Corporation is subject to oversight by the United States Environmental Protection Agency (“EPA”), and is currently engaged in ongoing negotiations with the EPA, state governmental agencies and other private parties with respect to various clean-up and remediation activities. AVX Corporation is not involved in any pending or threatened proceedings that would require curtailment of its operations, and based on its periodic reviews of the operating policies and practices at its facilities, believes that its operations are currently in substantial compliance, in all material respects, with all applicable environmental laws and regulations and that the cost of continuing compliance will not have a material effect on its financial condition or results of operations.

C. Organizational Structure

We had 221 subsidiaries and affiliates as of March 31, 2009. Our management structure is based on a business segment structure. Therefore, the management of each segment is conducted uniformly regardless of whether our operations are conducted by the parent company or by one of our subsidiaries.

The following table sets forth information, as of March 31, 2009, with respect to our significant subsidiaries.

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
(1) Fine Ceramic Parts Group

Kyocera Industrial Ceramics Corporation	United States	100.00%	Manufacture and sale of fine ceramic-related products and thin-film devices

(2) Semiconductor Parts Group

Kyocera SLC Technologies Corporation	Japan	100.00%	Manufacture and sale of organic multilayer printed circuit boards

Kyocera America, Inc.	United States	100.00%	Manufacture and sale of fine ceramic-related products

Shanghai Kyocera Electronics Co., Ltd.	China	100.00%	Manufacture and sale of fine ceramic-related products and electronic devices

(3) Applied Ceramic Products Group

Kyocera Solar Corporation	Japan	100.00%	Sale of solar energy products

Japan Medical Materials Corporation	Japan	77.00%	Development, manufacture and sale of medical materials and equipment

Kyocera Solar, Inc.	United States	100.00%	Manufacture and sale of solar energy products

Kyocera Tycom Corporation	United States	100.00%	Manufacture and sale of micro drills

Kyocera (Tianjin) Solar Energy Co., Ltd.	China	90.00%	Manufacture of solar energy products

Dongguan Shilong Kyocera Optics Co., Ltd.	China	90.00%	Manufacture and sale of cutting tools and thin-film devices

Kyocera Precision Tools Korea Co., Ltd.	Korea	90.00%	Manufacture and sale of cutting tools

Kyocera Solar Europe S.R.O.	Czech	100.00%	Manufacture of solar energy products

Kyocera Mexicana, S.A. de C.V.	Mexico	100.00%	Manufacture of fine ceramic- related products and solar modules

(4) Electronic Device Group

Kyocera Kinseki Corporation	Japan	100.00%	Manufacture of electronic devices

Kyocera Elco Corporation	Japan	100.00%	Manufacture and sale of electronic devices

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
AVX Corporation	United States	71.49%	Manufacture and sale of electronic devices

Kyocera Elco Korea Co., Ltd.	Korea	100.00%	Manufacture of electronic devices

(5) Telecommunications Equipment Group

Kyocera Wireless Corp.	United States	100.00%	Sale of telecommunications equipment

Kyocera Wireless (India) PVT. Ltd.	India	100.00%	R&D of telecommunications equipment

Kyocera Telecom Equipment (Malaysia) Sdn. Bhd.	Malaysia	100.00%	Manufacture of telecommunications equipment

(6) Information Equipment Group

Kyocera Mita Corporation	Japan	100.00%	Development and manufacture of information equipment

Kyocera Mita Japan Corporation	Japan	100.00%	Sale of information equipment

Kyocera Mita America, Inc.	United States	100.00%	Sale of information equipment mainly in North America

TA Triumph-Adler AG	Germany	94.19%	Sale of information equipment mainly in Europe

Kyocera Mita Office Equipment (Dongguan) Co., Ltd.	China	92.76%	Manufacture and sale of information equipment

Kyocera Mita Europe B.V.	Netherlands	100.00%	Sale of information equipment mainly in Europe

Kyocera Mita Deutschland GmbH	Germany	100.00%	Sale of information equipment mainly in Europe

(7) Others

Kyocera Communication Systems Co., Ltd.	Japan	76.30%	Provision of IT services

Kyocera Optec Co., Ltd.	Japan	100.00%	Manufacture and sale of optical equipment components

Kyocera Realty Development Co., Ltd.	Japan	100.00%	Real estate services

Hotel Kyocera Co., Ltd.	Japan	100.00%	Hotel management and operations

Hotel Princess Kyoto Co., Ltd.	Japan	100.00%	Hotel management and operations

Kyocera International Co., Ltd.	Japan	100.00%	Insurance and travel agency

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
Kyocera Chemical Corporation	Japan	100.00%	Manufacture and sale of electronic materials

(8) Regional Holding or Sales Companies

Kyocera International, Inc.	United States	100.00%	Holding company and headquarters in North America

Kyocera Asia Pacific Pte. Ltd.	Singapore	100.00%	Sale of fine ceramic-related products and electronic devices mainly in Asia

Kyocera Fineceramics GmbH	Germany	100.00%	Sale of fine ceramic-related products, solar energy products and thin-film devices mainly in Europe

Kyocera (Tianjin) Sales & Trading Corporation	China	90.00%	Sale of fine ceramic-related products, solar energy products, cutting tools and information equipment mainly in China

Kyocera Korea Co., Ltd.	Korea	100.00%	Sale of fine ceramic-related products and solar energy products mainly in Asia

In addition to the above consolidated subsidiaries, Kyocera had 170 other consolidated subsidiaries as of March 31, 2009. Kyocera also had interests in two subsidiaries accounted for by the equity method and 10 affiliates accounted for by the equity method as of March 31, 2009.

AVX Corporation, in our Electronic Device Group, is one of our most significant subsidiaries. Most of the electronic devices we produce for overseas sales are distributed through AVX Corporation by utilizing AVX Corporation’s wide range of marketing channels. In addition, we market passive components produced by AVX Corporation in the Japanese market. We also utilize AVX Corporation’s manufacturing process for ceramic capacitors to improve productivity and to enhance our competitiveness. In addition, AVX Corporation introduced our materials technologies into its ceramic capacitor production. We have been seeking better ways to cooperate in expanding our electronic device businesses. Currently, three of our directors are members of AVX Corporation’s board of directors and AVX Corporation’s chief executive officer is one of our directors. Within the Electronic Device Group, we have a close relationship with AVX Corporation in marketing, manufacturing, and research and development, and we are seeking and pursuing synergies to be a leading passive component manufacturer. AVX Corporation posted net income of $80,846 thousand in fiscal 2009 and its performance contributed significantly to Kyocera’s results of operations and financial condition. See Item 5.A “Operating Results” of this annual report on Form 20-F.

D. Property, Plants and Equipment

Our manufacturing operations are conducted in Japan, the United States, Mexico, El Salvador, Brazil, the United Kingdom, Germany, France, the Czech Republic, Singapore, South Korea, China, Malaysia, Israel, Thailand and Philippines. As of March 31, 2009, we had property, plants and equipment with a net book value of ¥266,054 million ($2,687 million). During the five years ended March 31, 2009, we invested a total of ¥370,072 million ($3,738 million) for additions to property, plants and equipment. Our property, plants and equipment are subject to some material encumbrances or environmental issues. See Item 5.A “Operating Results” of this annual report on Form 20-F.

The following table sets forth information, as of March 31, 2009, with respect to our manufacturing facilities with floor space of more than 250,000 square feet.

Name of Plant	Location	Status	Floor Space	Lease Expires	Principal Products Manufactured
			(in thousands of square feet)
Japan

Hokkaido Kitami Plant	Kitami, Hokkaido	Owned	295		Telecommunications equipment, Semiconductor parts, Fine ceramic parts
Yamagata Higashine Plant	Higashine, Yamagata	Owned	379		Electronic components
Nagano Okaya Plant	Okaya, Nagano	Owned	384		Fine ceramic parts, Electronic components, Cutting tools
Kawaguchi Plant	Kawaguchi, Saitama	Owned	389		Electronic parts and materials
Tamaki Plant	Watarai, Mie	Owned	288		Information equipment
Shiga Gamo Plant	Higashi-Ohmi, Shiga	Owned	713		Fine ceramic parts, Semiconductor parts
Shiga Yokaichi Plant	Higashi-Ohmi, Shiga	Owned	1,555		Fine ceramic parts, Electronic components, Solar cells, Cutting tools
Ayabe Plant	Ayabe, Kyoto	Owned	288		Organic multilayer printed circuit boards
Hirakata Plant	Hirakata, Osaka	Owned	604		Information equipment
Kagoshima Sendai Plant	Satsuma-Sendai, Kagoshima	Owned	2,112		Fine ceramic parts, Semiconductor parts, Electronic components, Cutting tools
Kagoshima Kokubu Plant	Kirishima, Kagoshima	Owned	2,747		Fine ceramic parts, Semiconductor parts, Electronic components
Kagoshima Hayato Plant	Kirishima, Kagoshima	Owned	278		Electronic components

United States

Balboa Plant	San Diego, California	Owned	300		Semiconductor parts
Myrtle Plant	Myrtle Beach, South Carolina	Owned	569		Electronic components
South Carolina Plant	Fountain Inn, South Carolina	Owned	300		Information equipment

El Salvador

San Salvador Plant	San Salvador	Owned	420		Electronic components

France
Saint-Apollinaire Plant	Saint-Apollinaire	Leased	322	2010	Electronic components

Czech Republic
Lanskroun Plant	Lanskroun	Owned	360		Electronic components
Uherske Hradiste Plant	Uherske Hradiste	Owned	275		Electronic components

Name of Plant	Location	Status	Floor Space	Lease Expires	Principal Products Manufactured
			(in thousands of square feet)
China

Tianjin Plant	Tianjin	Owned	520		Electronic components
Shilong Plant	Dongguan, Guandong	Owned	2,331		Information equipment
Shilong Plant	Dongguan, Guandong	Owned	795		Cutting tools, Electronic components
Shanghai Pudong Plant	Shanghai	Owned	1,132		Semiconductor parts, Electronic components
Thailand

Thailand Plant	Thailand	Owned	264		Electronic components

Philippines

Philippines Plant	Philippines	Owned	332		Electronic components

Malaysia

Malaysia Plant	Malaysia	Owned	315		Telecommunications equipment

Item 4A.    Unresolved Staff Comments

We are a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding our periodic reports under that Act not less than 180 days before the end of the fiscal year ended March 31, 2009 and which remain unresolved as of the date of the filing of this annual report on Form 20-F with the Commission.

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

Overview

Kyocera develops, produces and distributes various kinds of products for the information and communications market and environment and energy market worldwide. Kyocera Corporation was established in 1959 as a manufacturer of ceramic parts for electronic equipment and has been expanding and diversifying its business mainly through active mergers and acquisitions, as well as applying its fine ceramic technologies to the areas of semiconductor parts, electronic devices, telecommunication, metal processing, medical and dental implants and solar energy fields. Kyocera develops, produces and distributes a variety of parts and devices for electronic equipment such as printers and multifunctional peripherals as well as consumer electronic equipment such as mobile phone handsets. Kyocera earns revenue and income and generates cash through sales of these products.

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

In fiscal 2009, the impact of the financial crisis triggered in the United States in September 2008 affected the real economy, resulting in rapid deceleration in the global economy commencing the second half of fiscal 2009. In the Japanese economy, exports decreased significantly due to the slowdown in overseas economies and appreciation of the yen against the U.S. dollar and Euro, while there was a significant decline in corporate production activity. As a result, the recession in the Japanese economy has become evident rapidly.

Due to the impact of the slumping global consumer spending, the digital consumer equipment market, which is a principal market for Kyocera Corporation and its consolidated subsidiaries, posted sluggish growth in sales of mobile phone handsets, PCs, flat panel TV sets and digital still cameras. In addition, the business environment has changed dramatically commencing the second half of fiscal 2009 due to the sharp decline in corporate information technology investment. As a result, sales for both components business and equipment business decreased compared with fiscal 2008. The solar energy market expanded worldwide, due in part to subsidies from national governments despite harsh environment.

Consolidated net sales for fiscal 2009 amounted to ¥1,128,586 million ($11,400 million), a decrease of 12.5% compared with fiscal 2008, due primarily to the impact of a decrease in demand affected by deteriorating business environment and to the yen’s appreciation.

Amid such a harsh business environment, Kyocera continued to pursue synergies by effectively utilizing management resources and to aggressively release new products, while also promoting comprehensive Group-wide cost reductions. Nonetheless, profit from operations for fiscal 2009 decreased by 71.5% compared with fiscal 2008 to ¥43,419 million ($439 million) due mainly to a decrease in demand and product selling price erosion. Income before income taxes decreased by 68.0% to ¥55,982 million ($565 million) due to the decrease in profit from operations. Net income decreased by 72.5% to ¥29,506 million ($298 million).

Average exchange rates for fiscal 2009 were ¥101 to the U.S. dollar and ¥143 to the Euro, marking appreciation of ¥13 and ¥19, respectively, compared with fiscal 2008. As a result, net sales and income before income taxes after translation into the yen for fiscal 2009 were pushed down by approximately ¥91,000 million ($919 million) and ¥23,000 million ($232 million), respectively.

Results of Operations

Fiscal 2009 compared with Fiscal 2008

The following table shows a summary of Kyocera’s results of operations for fiscal 2008 and fiscal 2009:

	Years ended March 31,					Increase (Decrease)
	2008		2009
	Amount	%	Amount		%	%
	(Yen in millions and U.S. dollars in thousands)
Net sales	¥1,290,436	100.0	¥1,128,586	$11,399,859	100.0	(12.5)
Cost of sales	883,763	68.5	836,638	8,450,889	74.1	(5.3)

Gross profit	406,673	31.5	291,948	2,948,970	25.9	(28.2)
Selling, general and administrative expenses	254,253	19.7	248,529	2,510,394	22.1	(2.3)

Profit from operations	152,420	11.8	43,419	438,576	3.8	(71.5)
Interest and dividend income	18,444	1.4	15,441	155,970	1.4	(16.3)
Interest expense	(1,480)	(0.1)	(1,206)	(12,182)	(0.1)	—
Foreign currency transaction losses, net	(956)	(0.1)	(91)	(919)	(0.0)	—
Equity in earnings of affiliates and unconsolidated subsidiaries	6,091	0.5	6,460	65,253	0.6	6.1
Losses on sales of securities, net	(622)	(0.1)	(2,840)	(28,687)	(0.3)	—
Losses on impairment of securities	(248)	(0.0)	(7,141)	(72,131)	(0.6)	—
Other, net	1,193	0.1	1,940	19,595	0.2	62.6

	22,422	1.7	12,563	126,899	1.2	(44.0)

Income before income taxes and minority interests	174,842	13.5	55,982	565,475	5.0	(68.0)
Income taxes	60,235	4.6	22,779	230,091	2.1	(62.2)

Income before minority interests	114,607	8.9	33,203	335,384	2.9	(71.0)
Minority interests	(7,363)	(0.6)	(3,697)	(37,344)	(0.3)	—

Net income	¥107,244	8.3	¥29,506	$298,040	2.6	(72.5)

Net sales

Consolidated net sales for fiscal 2009 decreased by ¥161,850 million ($1,635 million), or 12.5%, to ¥1,128,586 million ($11,400 million), compared with ¥1,290,436 million in fiscal 2008.

Net sales in the Components Business, which comprised 51.1% of consolidated net sales, decreased by ¥102,935 million ($1,040 million) in fiscal 2009, or 15.1%, to ¥577,055 million ($5,829 million) compared with fiscal 2008. This was principally due to stagnation in production activity in numerous industries, namely digital consumer equipment including mobile phone handsets and PCs, semiconductors, and automotive related industries, particularly in the second half, while inventory adjustments continued apace for equipment and components by Kyocera’s customers, causing component demand to drop. In contrast, sales in the Applied Ceramic Products Group decreased only slightly compared with fiscal 2008 owing to steady expansion in demand for solar energy business, mainly in Europe and the United States, until the third quarter.

Net sales in the Equipment Business, which comprised 39.7% of consolidated net sales, decreased by ¥49,508 million ($500 million) in fiscal 2009, or 10.0%, to ¥448,055 million ($4,526 million) compared with fiscal 2008. Although sales in both Japanese and overseas market weakened, sales in the Telecommunications Equipment Group decreased slightly compared with fiscal 2008, due to the acquisition of the mobile phone business of SANYO. Sales in the Information Equipment Group decreased compared with fiscal 2008, due to the impact of the yen’s appreciation against the Euro and U.S. dollar, coupled with the sharp decline in investments in information technology at corporate sectors, especially in Europe and the United States.

A detailed analysis and discussion of Kyocera’s net sales by reporting segment and geographic segment are as follows:

Net sales by reporting segment

The following table shows a breakdown of Kyocera’s total consolidated net sales for fiscal 2008 and fiscal 2009 by the seven reporting segments:

	Years ended March 31,					Increase (Decrease)
	2008		2009
	Amount	%	Amount		%	%
	(Yen in millions and U.S. dollars in thousands)
Fine Ceramic Parts Group	¥81,309	6.3	¥61,730	$623,535	5.4	(24.1)
Semiconductor Parts Group	154,538	12.0	135,137	1,365,020	12.0	(12.6)
Applied Ceramic Products Group	149,942	11.6	148,917	1,504,212	13.2	(0.7)
Electronic Device Group	294,201	22.8	231,271	2,336,071	20.5	(21.4)

Total Components Business	679,990	52.7	577,055	5,828,838	51.1	(15.1)
Telecommunications Equipment Group	220,817	17.1	218,758	2,209,677	19.4	(0.9)
Information Equipment Group	276,746	21.5	229,297	2,316,131	20.3	(17.1)

Total Equipment Business	497,563	38.6	448,055	4,525,808	39.7	(10.0)
Others	138,494	10.7	126,043	1,273,162	11.2	(9.0)
Adjustments and eliminations	(25,611)	(2.0)	(22,567)	(227,949)	(2.0)	—

	¥1,290,436	100.0	¥1,128,586	$11,399,859	100.0	(12.5)

(1) Fine Ceramic Parts Group

Sales in this reporting segment in fiscal 2009 decreased by ¥19,579 million ($198 million), or 24.1%, to ¥61,730 million ($624 million), compared with ¥81,309 million in fiscal 2008.

Component demand was decreased in fiscal 2009 as prolonged stagnation in the semiconductor market since fiscal 2008 resulted in a year-on-year decline in sales of ceramic parts for semiconductor fabrication equipment, while there was a sharp decline in production activity in numerous industries, namely the digital consumer equipment and automotive industries. Overall sales in this reporting segment for fiscal 2009 were pushed down by approximately ¥3,100 million ($31 million) compared with fiscal 2008 due to the impact of the yen’s appreciation.

(2) Semiconductor Parts Group

Sales in this reporting segment in fiscal 2009 decreased by ¥19,401 million ($196 million), or 12.6%, to ¥135,137 million ($1,365 million), compared with ¥154,538 million in fiscal 2008.

Sales of both ceramic packages and organic packages decreased compared with fiscal 2008. This was due primarily to rapid deterioration in demand for ceramic packages used mainly in mobile phone handsets and digital still cameras, and for organic packages used mainly in servers from the latter half of the second quarter of fiscal 2009. Overall sales in this reporting segment for fiscal 2009 were pushed down by approximately ¥9,400 million ($95 million) compared with fiscal 2008 due to the impact of the yen’s appreciation.

(3) Applied Ceramic Products Group

Sales in this reporting segment in fiscal 2009 decreased by ¥1,025 million ($10 million), or 0.7%, to ¥148,917 million ($1,504 million), compared with ¥149,942 million in fiscal 2008.

Despite an increase in sales in the solar energy business due primarily to growth in demand in Europe and the United States until the third quarter, this decrease was due to lower sales in the cutting tools business and the impact of the yen’s appreciation against the foreign currencies.

In the solar energy business, despite the yen’s appreciation against the Euro from the second half and a rapid decline in demand in Europe and the United States in the fourth quarter, production volume of solar cells and modules in fiscal 2009 increased by approximately 45% compared with fiscal 2008, while product selling prices remained relatively stable. However, sales in the cutting tools business decreased due to stagnation in production activity in automotive industries from the second half. Overall sales in this reporting segment for fiscal 2009 were pushed down by approximately ¥11,100 million ($112 million) compared with fiscal 2008 due to the impact of the yen’s appreciation.

(4) Electronic Device Group

Sales in this reporting segment in fiscal 2009 decreased by ¥62,930 million ($636 million), or 21.4%, to ¥231,271 million ($2,336 million), compared with ¥294,201 million in fiscal 2008.

There were main reasons for this decrease: a decline in demand, a reduction in product selling prices, and the yen’s appreciation. Demand for digital consumer equipment such as mobile phone handsets and PCs decreased due to the global economic downturn, forcing a rapid decline in production of digital consumer equipment and inventory adjustments for components thereof from the second half. In line with deterioration in the supply-demand situation, component prices also dropped compared with the end of fiscal 2008. In addition, sales at AVX Corporation, a core overseas subsidiary in this reporting segment, decreased by $229 million, or 14.1%, to $1,390 million, compared with $1,619 million in fiscal 2008. Overall sales in this reporting segment for fiscal 2009 were pushed down by approximately ¥27,800 million ($281 million) compared with fiscal 2008 due to the impact of the yen’s appreciation.

(5) Telecommunications Equipment Group

Sales in this reporting segment in fiscal 2009 decreased by ¥2,059 million ($21 million), or 0.9%, to ¥218,758 million ($2,210 million), compared with ¥220,817 million in fiscal 2008.

Although the mobile phone business acquired from SANYO contributed approximately ¥87,000 million ($879 million) to segment sales in fiscal 2009, replacement demand for mobile phone handsets in the Japanese market weakened sharply due to the introduction of an installment sales method, while sales in the United States decreased and new product development was delayed, leading to an overall decline in sales compared with fiscal 2008. In addition, sales in this reporting segment for fiscal 2009 were pushed down by approximately ¥11,400 million ($115 million) compared with fiscal 2008 due to the impact of the yen’s appreciation. Shipment volume of mobile phones and PHS handsets in fiscal 2009 decreased by approximately 13% compared with fiscal 2008.

(6) Information Equipment Group

Sales in this reporting segment in fiscal 2009 decreased by ¥47,449 million ($479 million), or 17.1%, to ¥229,297 million ($2,316 million), compared with ¥276,746 million in fiscal 2008.

A sharp decline in corporate information technology investment due to the economic downturn in the second half led to lower sales of printers and digital multifunctional peripherals. Kyocera acquired additional equity interest in TAAG, a German-based distributor of information equipment, to turn it into a consolidated subsidiary in January 2009 with the objective of further expanding business in the Information Equipment Group in Europe. Sales volume of both printers and digital multifunctional peripherals decreased by approximately 10%. Overall sales in this reporting segment for fiscal 2009 were pushed down by approximately ¥27,500 million ($278 million) compared with fiscal 2008 due to the impact of the yen’s appreciation.

(7) Others

Sales in this reporting segment in fiscal 2009 decreased by ¥12,451 million ($126 million), or 9.0%, to ¥126,043 million ($1,273 million), compared with ¥138,494 million in fiscal 2008. Sales at Kyocera Communication Systems Co., Ltd decreased due mainly to stagnation in telecommunications infrastructure related business, while sales in the electronic component materials business of Kyocera Chemical Corporation also decreased.

Net sales by geographic segment

The following table shows a breakdown of Kyocera’s total consolidated net sales for fiscal 2008 and fiscal 2009, distinguishing between domestic and overseas sales and, with respect to overseas sales, showing the geographical areas in which such sales were made:

	Years ended March 31,					Increase (Decrease)
	2008		2009
	Amount	%	Amount		%	%
	(Yen in millions and U.S. dollars in thousands)
Japan	¥507,837	39.4	¥473,387	$4,781,687	41.9	(6.8)
United States of America	248,760	19.3	201,502	2,035,374	17.9	(19.0)
Europe	229,830	17.8	200,483	2,025,081	17.8	(12.8)
Asia	232,425	18.0	183,347	1,851,990	16.2	(21.1)
Others	71,584	5.5	69,867	705,727	6.2	(2.4)

	¥1,290,436	100.0	¥1,128,586	$11,399,859	100.0	(12.5)

Sales in Japan, which comprised 41.9% of consolidated net sales, decreased by ¥34,450 million ($348 million), or 6.8%, to ¥473,387 million ($4,782 million), compared with ¥507,837 in fiscal 2008, due to a decline in demand for components used in digital consumer equipment.

Overseas sales, which comprised 58.1% of consolidated net sales, decreased by ¥127,400 million ($1,287 million), or 16.3%, to ¥655,199 million ($6,618 million), compared with ¥782,599 million in fiscal 2008.

Almost all of Kyocera’s overseas sales were denominated in U.S. dollar or the Euro. In fiscal 2009, the yen appreciated ¥13 against the U.S. dollar and appreciated ¥19 against the Euro on average, compared with fiscal 2008. Net sales in U.S. dollars amounted to approximately $3,900 million and net sales in Euro amounted to approximately €1,350 million in fiscal 2009. Including the impact of exchange rate changes against other currencies, consolidated net sales were pushed down by approximately ¥91,000 million ($919 million) compared with fiscal 2008.

Sales in United States in fiscal 2009 decreased by ¥47,258 million ($477 million), or 19.0%, to ¥201,502 ($2,035 million), compared with ¥248,760 million in fiscal 2008, due mainly to the impact of the yen’s appreciation, combined with sluggish growth in sales in the Telecommunications Equipment Group and the Information Equipment Group, and a decline in demand for electronic components.

Sales in Europe in fiscal 2009 decreased by ¥29,347 million ($296 million), or 12.8%, to ¥200,483 million ($2,025 million), compared with ¥229,830 million in fiscal 2008, due mainly to the impact of the yen’s appreciation coupled with a decrease in sales in the Information Equipment Group caused by a reduction in information technology investment.

Sales in Asia in fiscal 2009 decreased by ¥49,078 million ($496 million), or 21.1%, to ¥183,347 million ($1,852 million), compared with ¥232,425 million in fiscal 2008, due primarily to a decline in demand for components used in digital consumer equipment and the yen’s appreciation.

Sales in Others in fiscal 2009 decreased by ¥1,717 million ($17 million), or 2.4%, to ¥69,867 million ($706 million), compared with ¥71,584 million in fiscal 2008, due to a decrease in sales in the Information Equipment Group, which offset the addition of the sales from mobile phone handset related business acquired from SANYO.

Cost of sales and gross profit

In fiscal 2009, cost of sales decreased by ¥47,125 million ($476 million), or 5.3%, to ¥836,638 million ($8,451 million) from ¥883,763 million in fiscal 2008. The ratio of cost of sales to net sales was 74.1% in fiscal 2009, an increase of 5.6 percentage points as compared with 68.5% in fiscal 2008. This was due mainly to an increase in the Telecommunication Equipment Group with the acquisition of the mobile phone related business from SANYO of which the ratio of cost of sales to net sales was relatively high, in addition to deterioration of profit due to a decline in selling prices of various components, which was partially offset by comprehensive Group-wide cost reduction activity.

Raw material costs of ¥319,738 million ($3,230 million) accounted for 38.2% of the total cost of sales in fiscal 2009, which decreased by ¥57,465 million ($580 million), or 15.2%, from ¥377,203 million in fiscal 2008. Labor costs of ¥165,809 million ($1,675 million) accounted for 19.8% in fiscal 2009, which decreased by ¥1,733 million ($18 million), or 1.0%, from ¥167,542 million in fiscal 2008. Depreciation expense of ¥70,162 million ($709 million) accounted for 8.4% in fiscal 2009, which increased by ¥8,497 million ($86 million), or 13.8%, from ¥61,665 million in fiscal 2008 due to expanded capital expenditures in fiscal 2008.

As a result, gross profit in fiscal 2009 decreased by ¥114,725 million ($1,159 million), or 28.2%, to ¥291,948 million ($2,949 million) from ¥406,673 million in fiscal 2008. The gross profit ratio to net sales decreased by 5.6 percentage points from 31.5% to 25.9%.

SG&A expenses and profit from operations

Selling, general and administrative (SG&A) expenses in fiscal 2009 decreased by ¥5,724 million ($58 million), or 2.3%, to ¥248,529 million ($2,510 million) compared with ¥254,253 million in fiscal 2008. This was due mainly to gains on sales of certain properties of ¥8,314 million ($84 million) which were recorded as deductions of SG&A expenses, however, Kyocera recorded impairment losses of ¥2,240 million ($23 million) in goodwill related to the subsidiary in the United States, and of ¥2,309 million ($23 million) of long-lived assets which were used for a production of Organic Light-Emitting Diode (OLED) displays in fiscal 2009.

Labor costs of ¥122,883 million ($1,241 million) accounted for 49.4% of total SG&A expenses in fiscal 2009, which decreased by ¥655 million ($7 million), or 0.5%, from ¥123,538 million in fiscal 2008. Sales promotion and advertising cost of ¥36,668 million ($370 million) accounted for 14.8% in fiscal 2009, which decreased by ¥3,876 million ($39 million), or 9.6%, from ¥40,544 million in fiscal 2008.

Although SG&A expenses decreased as mentioned above, profit from operations decreased by ¥109,001 million ($1,101 million), or 71.5%, to ¥43,419 million ($439 million), compared with ¥152,420 million in fiscal 2008, due to a further decrease in gross profit. The operating margin decreased by 8.0 percentage points to 3.8% in fiscal 2009, compared with 11.8% in fiscal 2008.

Interest and dividend income

Interest and dividend income in fiscal 2009 decreased by ¥3,003 million ($30 million), or 16.3%, to ¥15,441 million ($156 million), compared with ¥18,444 million in fiscal 2008. This was due mainly to a decrease of interest income in AVX Corporation resulting from lower interest rate in the United States.

Interest expense

Interest expense in fiscal 2009 decreased by ¥274 million ($3 million), or 18.5%, to ¥1,206 million ($12 million), compared with ¥1,480 million in fiscal 2008. This was due mainly to payments of a part of borrowings at overseas subsidiaries.

Foreign currency translation

During fiscal 2009, the average exchange rate for the yen appreciated by ¥13, or 11.4%, against the U.S. dollar, and by ¥19, or 11.7%, against the Euro, as compared with fiscal 2008. At March 31, 2009, the yen appreciated by ¥2, or 2.0%, against the U.S. dollar, and by ¥28, or 17.7%, against the Euro, as compared with March 31, 2008. Kyocera recorded foreign currency transaction losses of ¥91 million ($1 million) in fiscal 2009.

Kyocera typically enters into forward exchange contracts to minimize currency exchange risks on foreign currency denominated receivables and payables. Kyocera confines its use of derivative financial instruments for hedging its foreign exchange exposures, and does not utilize derivative transactions for trading purposes.

Gains and losses from investments

In fiscal 2009, Kyocera’s earnings on equity-method investments increased by ¥369 million ($4 million), or 6.1%, to ¥6,460 million ($65 million), compared with ¥6,091 million in fiscal 2008.

Kyocera’s equity in earnings of affiliates and unconsolidated subsidiaries in fiscal 2009 was derived mainly from interests in WILLCOM, Inc. Kyocera Corporation owns a 30% interest in WILLCOM, Inc., which operates a PHS service in Japan. Kyocera Corporation accounted for this investment using the equity method. The increase in Kyocera’s earnings on equity-method investments was mainly derived from an increase in net income at WILLCOM, Inc.

Losses on sales of securities, net in fiscal 2009 increased by ¥2,218 million ($22 million), or 356.6%, to ¥2,840 million ($29 million), compared with ¥622 million in fiscal 2008. This was resulted from sales of certain securities which was held by Kyocera as a part of its asset allocation.

Losses on impairment of securities in fiscal 2009 increased by ¥6,893 million ($70 million) to ¥7,141 million ($72 million), compared with ¥248 million in fiscal 2008. Kyocera recognized impairment losses as a result of significant declines in market value of certain securities. The major part of such losses was derived from the shares of Mitsubishi UFJ Financial Group, Inc. and its amount was ¥3,935 million ($40 million).

Income before income taxes

Income before income taxes in fiscal 2009 decreased by ¥118,860 million ($1,201 million), or 68.0%, to ¥55,982 million ($565 million) compared with ¥174,842 million in fiscal 2008.

Operating profit in the Components Business decreased by ¥68,543 million ($692 million), or 68.3%, to ¥31,830 million ($322 million) in fiscal 2009, compared with fiscal 2008 due mainly to a decline in capacity utilization rate owing to a sharp reduction in demand, and to a reduction in product selling prices.

The Equipment Business recorded an operating loss of ¥4,216 million ($43 million) in fiscal 2009, a decrease of ¥50,540 million ($511 million) compared with fiscal 2008, due to significant profit declines in the Telecommunications Equipment Group and the Information Equipment Group.

Operating profit (loss) by reporting segment

The following table shows a breakdown of Kyocera’s consolidated income before income taxes, and operating profit for fiscal 2008 and fiscal 2009 by the seven reporting segments:

	Years ended March 31,					Increase (Decrease)
	2008		2009
	Amount	%*	Amount		%*	%
	(Yen in millions and U.S. dollars in thousands)
Fine Ceramic Parts Group	¥11,167	13.7	¥(240)	$(2,424)	—	—
Semiconductor Parts Group	20,027	13.0	8,671	87,586	6.4	(56.7)
Applied Ceramic Products Group	32,655	21.8	27,469	277,464	18.4	(15.9)
Electronic Device Group	36,524	12.4	(4,070)	(41,111)	—	—

Total Components Business	100,373	14.8	31,830	321,515	5.5	(68.3)
Telecommunications Equipment Group	6,786	3.1	(17,713)	(178,919)	—	—
Information Equipment Group	39,538	14.3	13,497	136,333	5.9	(65.9)

Total Equipment Business	46,324	9.3	(4,216)	(42,586)	—	—
Others	9,635	7.0	14,106	142,485	11.2	46.4

Operating profit	156,332	12.1	41,720	421,414	3.7	(73.3)
Corporate	12,497	—	7,632	77,091	—	(38.9)
Equity in earning of affiliates and unconsolidated subsidiaries	6,091	—	6,460	65,253	—	6.1
Adjustments and eliminations	(78)	—	170	1,717	—	—

Income before income taxes	¥174,842	13.5	¥55,982	$565,475	5.0	(68.0)

*	% to net sales of each corresponding segment

(1) Fine Ceramic Parts Group

This reporting segment recorded operating loss of ¥240 million ($2 million) in fiscal 2009.

Production activity in numerous industries, namely the semiconductor, digital consumer equipment and automotive industries, declined sharply due to the global economic downturn, which led to a substantial slump in component demand. Operating profit decreased by ¥11,407 million ($115 million) compared with ¥11,167 million in fiscal 2008 due to the reduction in production volume and decline in capacity utilization rate. Other factors behind the profit decline included an increase in depreciation costs. Operating profit in this reporting segment in fiscal 2009 was pushed down by approximately ¥900 million ($9 million) compared with fiscal 2008 due to the impact of the yen’s appreciation.

(2) Semiconductor Parts Group

Operating profit in this reporting segment in fiscal 2009 decreased by ¥11,356 million ($115 million), or 56.7%, to ¥8,671 million ($88 million), compared with ¥20,027 million in fiscal 2008.

In particular, the capacity utilization rate declined significantly from the second half due to a decrease in component demand for mobile phone handsets, digital still cameras and servers, and to a slump in telecommunications infrastructure related investment, leading to lower profitability from ceramic packages and organic packages. Operating profit in this reporting segment in fiscal 2009 was pushed down by approximately ¥2,100 million ($21 million) compared with fiscal 2008 due to the impact of the yen’s appreciation.

(3) Applied Ceramic Products Group

Operating profit in this reporting segment in fiscal 2009 decreased by ¥5,186 million ($52 million), or 15.9%, to ¥27,469 million ($277 million), compared with ¥32,655 million in fiscal 2008.

Despite the significant impact of the yen’s appreciation, the solar energy business posted profit for fiscal 2009 due to the positive effects of sales growth coupled with comprehensive cost reductions in each production process. Overall operating profit in this reporting segment declined, however, due to stagnant production activity and continued inventory adjustments in automobile industries, a substantial decline in production volume of cutting tools caused by a decrease in demand, and impairment loss on goodwill of ¥2,240 million ($23 million) at a subsidiary. Operating profit in this reporting segment in fiscal 2009 was pushed down by approximately ¥6,200 million ($63 million) compared with fiscal 2008 due to the impact of the yen’s appreciation.

(4) Electronic Device Group

This reporting segment recorded operating loss of ¥4,070 million ($41 million) in fiscal 2009, a decrease of ¥40,594 million ($410 million) compared with operating profit of ¥36,524 million in fiscal 2008.

The capacity utilization rate was down, particularly for ceramic capacitors, timing devices, and connectors, due to a sharp decline in component demand from the second half owing to lower production of mobile phone handsets, PCs and digital consumer electronics. In addition, the decline in demand led to intense component price competition, causing prices to drop significantly, by around 20% in certain components. The yen’s appreciation also forced profits down by approximately ¥4,600 million ($46 million) compared with fiscal 2008. Furthermore, the decrease in profit reflected an impairment loss of ¥2,309 million ($23 million) on long-lived asset used for production of Organic Light-Emitting Diode (OLED) displays, AVX Corporation’s restructuring charges of approximately ¥1,800 million ($18 million) related to employee separations and facility consolidations, and AVX Corporation’s accrual of ¥1,711 million ($17 million) for estimated environmental remediation costs.

(5) Telecommunications Equipment Group

This reporting segment recorded operating loss of ¥17,713 million ($179 million) in fiscal 2009, a decrease of ¥24,499 million ($247 million) compared with operating profit of ¥6,786 million in fiscal 2008.

Profitability in the mobile phone handset business acquired from SANYO was depressed due to deterioration in market conditions and to a considerable decline in sales of handsets in Japan and overseas owing to a reduction in the number of new models released. Profitability was also decreased in Kyocera’s traditional mobile phone handset business as sales at Kyocera Wireless Corp., a subsidiary in the U.S., declined due to delayed development of new products and to the economic downturn. Other factors behind the decline in profit were increases in depreciation and amortization costs and R&D expenses by ¥8,193 million ($83 million) and ¥3,468 million ($35 million), respectively, compared with fiscal 2008, due mainly to the acquisition of the mobile phone related business from SANYO. Employee separations were implemented at Kyocera Wireless Corp. in the fourth quarter to enhance profitability from the following fiscal period, and this resulted in the recording of approximately ¥1,300 million ($13 million).

(6) Information Equipment Group

Operating profit in this reporting segment in fiscal 2009 decreased by ¥26,041 million ($263 million), or 65.9%, to ¥13,497 million ($136 million), compared with ¥39,538 million in fiscal 2008.

Operating profit for fiscal 2009 was pushed down by approximately ¥7,200 million ($73 million) compared with fiscal 2008 due to the impact of the yen’s appreciation against the Euro and U.S. dollar. A significant decline in investments in information technology at corporate sectors led to reduction in sales volumes of both printers and multifunctional peripherals compared with fiscal 2008. In addition, product selling prices dropped between 5% to 15% on a full-year basis for both printers and multifunctional peripherals.

(7) Others

Operating profit in this reporting segment in fiscal 2009 increased by ¥4,471 million ($45 million), or 46.4%, to ¥14,106 million ($142 million), compared with ¥9,635 million in fiscal 2008.

Despite profit declines at Kyocera Communication Systems Co., Ltd. and Kyocera Chemical Corporation due to deterioration in the business environment, recorded ¥9,352 million ($94 million) of gains on sales of property, plant and equipment, net which includes gains on sales of certain properties.

(8) Corporate

Corporate income and losses mainly constitute investment management income, and income and expenses related to the provision of management-related services by Kyocera’s head office to each reporting segment. Corporate income decreased by ¥4,865 million ($49 million), or 38.9%, to ¥7,632 million ($77 million) compared with ¥12,497 million in fiscal 2008. This was mainly due to losses on sales of securities and losses on impairment of securities recognized in fiscal 2009.

Taxes

Current and deferred income taxes in fiscal 2009 decreased by ¥37,456 million ($378 million), or 62.2%, to ¥22,779 million ($230 million) compared with ¥60,235 million in fiscal 2008.

The effective tax rate of 40.7% in fiscal 2009 was 6.2 points higher than the effective rate in fiscal 2008 of 34.5%. This was due mainly to an increase in valuation allowances on deferred tax assets recorded at certain foreign subsidiaries with pre-tax losses.

For detailed information, see Note 19 to the Consolidated Financial Statements in this annual report on Form 20-F.

Minority interests

Minority interests in fiscal 2009 amounted to ¥3,697 million ($37 million) and minority interests related to AVX Corporation, which accounted for approximately 30% of minority ownership interests, amounted to ¥2,406 million ($24 million). Minority interests in fiscal 2009 decreased by ¥3,666 million ($37 million), or 49.8%, compared with minority interests of ¥7,363 million in fiscal 2008. This was due mainly to a decrease in net income at AVX Corporation.

Fiscal 2008 compared with Fiscal 2007

The following table shows a summary of Kyocera’s results of operations for fiscal 2007 and fiscal 2008:

	Years ended March 31,				Increase (Decrease)
	2007		2008
	Amount	%	Amount	%	%
Net sales	¥1,283,897	100.0	¥1,290,436	100.0	0.5
Cost of sales	900,470	70.1	883,763	68.5	(1.9)

Gross profit	383,427	29.9	406,673	31.5	6.1
Selling, general and administrative expenses	248,325	19.4	254,253	19.7	2.4

Profit from operations	135,102	10.5	152,420	11.8	12.8
Interest and dividend income	15,472	1.2	18,444	1.4	19.2
Interest expense	(1,647)	(0.1)	(1,480)	(0.1)	—
Foreign currency transaction losses, net	(65)	(0.0)	(956)	(0.1)	—
Equity in earnings of affiliates and unconsolidated subsidiaries	2,621	0.2	6,091	0.5	132.4
Gains (losses) on sales of securities, net	3,819	0.3	(622)	(0.1)	—
Other, net	1,238	0.1	945	0.1	(23.7)

	21,438	1.7	22,422	1.7	4.6

Income from continuing operations before income taxes and minority interests	156,540	12.2	174,842	13.5	11.7
Income taxes	48,887	3.8	60,235	4.6	23.2

Income from continuing operations before minority interests	107,653	8.4	114,607	8.9	6.5
Minority interests	(6,324)	(0.5)	(7,363)	(0.6)	—

Income from continuing operations	101,329	7.9	107,244	8.3	5.8
Income from discontinued operations	5,175	0.4	—	—	—

Net income	¥106,504	8.3	¥107,244	8.3	0.7

Net sales

Consolidated net sales for fiscal 2008 increased by ¥6,539 million, or 0.5%, to ¥1,290,436 million, compared with ¥1,283,897 million in fiscal 2007.

Consolidated net sales in the Components Business in fiscal 2008 increased by ¥29,113 million, or 4.5%, to ¥679,990 million compared with fiscal 2007. In particular, sales in the Applied Ceramic Products Group increased by ¥18,839 million, or 14.4% compared with fiscal 2007. This significant increase in sales in the Applied Ceramic Products Group was driven by the solar energy business, which was particularly strong in the overseas market. In addition, a steady increase in production in the digital consumer equipment market until the third quarter in fiscal 2008 led to growth in sales in the Electronic Device Group by ¥8,045 million, or 2.8% compared with fiscal 2007. The Semiconductor Parts Group also posted an increase in sales of ¥2,246 million, or 1.5% compared with fiscal 2007. On the other hand, sales in the Fine Ceramic Parts Group in fiscal 2008 slightly decreased by ¥17 million, compared with fiscal 2007 due to the effect by slowdown in semiconductor industry.

By contrast, consolidated net sales in the Equipment Business in fiscal 2008 decreased by ¥22,401 million, or 4.3% to ¥497,563 million compared with fiscal 2007. Sales in the Telecommunication Equipment Group decreased by ¥30,366 million, or 12.1% compared with fiscal 2007, due to a decline in sales of mobile phone handsets. On the other hand, sales in the Information Equipment Group increased by ¥7,965 million, or 3.0% compared with fiscal 2007, spurred by enhanced sales activities through aggressive new product introductions of printers and multi functional peripherals (MFPs).

A detailed analysis and discussion of Kyocera’s net sales by reporting segment and geographic segment are as follows:

Net sales by reporting segment

The following table shows a breakdown of Kyocera’s total consolidated net sales for fiscal 2007 and fiscal 2008 by the seven reporting segments:

	Years ended March 31,				Increase (Decrease)
	2007		2008
	Amount	%	Amount	%	%
	(Yen in millions)
Fine Ceramic Parts Group	¥81,326	6.3	¥81,309	6.3	(0.0)
Semiconductor Parts Group	152,292	11.9	154,538	12.0	1.5
Applied Ceramic Products Group	131,103	10.2	149,942	11.6	14.4
Electronic Device Group	286,156	22.3	294,201	22.8	2.8

Total Components Business	650,877	50.7	679,990	52.7	4.5
Telecommunications Equipment Group	251,183	19.6	220,817	17.1	(12.1)
Information Equipment Group	268,781	20.9	276,746	21.5	3.0

Total Equipment Business	519,964	40.5	497,563	38.6	(4.3)
Others	137,235	10.7	138,494	10.7	0.9
Adjustments and eliminations	(24,179)	(1.9)	(25,611)	(2.0)	—

	¥1,283,897	100.0	¥1,290,436	100.0	0.5

Note 1: Commencing fiscal 2008, the “Optical Equipment Group,” previously a separate reporting segment, has been reclassified into “Others.” Accordingly, net sales of “Others” in fiscal 2007 have been retroactively reclassified and increased by ¥11,579 million and “Adjustments and eliminations” decreased by ¥(125) million compared with those previously announced.

(1) Fine Ceramic Parts Group

Sales in this reporting segment in fiscal 2008 remained almost unchanged from fiscal 2007 at ¥81,309 million, compared with ¥81,326 million in fiscal 2007.

Sales of parts for diesel engines for automobiles, sapphire substrates for LEDs and dielectric parts for mobile phone base stations all increased. However, there was a decrease in demand for parts for semiconductor fabrication equipment, one of the core products in this reporting segment, due to a decrease in capital investment in the semiconductor industry.

(2) Semiconductor Parts Group

Sales in this reporting segment in fiscal 2008 increased by ¥2,246 million, or 1.5%, to ¥154,538 million, compared with ¥152,292 million in fiscal 2007.

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

(3) Applied Ceramic Products Group

Sales in this reporting segment in fiscal 2008 increased by ¥18,839 million, or 14.4%, to ¥149,942 million, compared with ¥131,103 million in fiscal 2007.

An increase of approximately 10% in production volume and stable selling price for photovoltaic systems due to worldwide brisk demand, notably in Europe, coupled with the depreciation of the yen against the Euro led to a considerable growth in sales in the solar energy business. In addition, sales in the cutting tool business also increased due to strong sales of new products. As a result, overall sales in this reporting segment increased.

(4) Electronic Device Group

Sales in this reporting segment in fiscal 2008 increased by ¥8,045 million, or 2.8%, to ¥294,201 million, compared with ¥286,156 million in fiscal 2007.

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

(5) Telecommunications Equipment Group

Sales in this reporting segment in fiscal 2008 decreased by ¥30,366 million, or 12.1%, to ¥220,817 million, compared with ¥251,183 million in fiscal 2007.

Although sales in PHS related products remained on par with fiscal 2007, sales in the mobile phone handset business declined by approximately 14% compared with fiscal 2007. Shipment volume of mobile phone and PHS handsets in fiscal 2008 decreased by approximately 6%, to approximately 12.9 million units compared with approximately 13.7 million units in fiscal 2007.

(6) Information Equipment Group

Sales in this reporting segment in fiscal 2008 increased by ¥7,965 million, or 3.0%, to ¥276,746 million, compared with ¥268,781 million in fiscal 2007. Sales of printers, particularly in Europe, increased spurred by aggressive new product introductions and enhanced sales activities.

Unit sales of printers, copying machines and MFPs in fiscal 2008 increased by approximately 6% to approximately 1.20 million units compared with approximately 1.13 million units in fiscal 2007. In addition, sales of MFPs and consumables also increased compared with fiscal 2007.

(7) Others

Sales in this reporting segment in fiscal 2008 increased by ¥1,259 million, or 0.9%, to ¥138,494 million, compared with ¥137,235 million in fiscal 2007. This increase was due mainly to growth of sales in the telecommunications engineering business for mobile telecommunication market at Kyocera Communication Systems Co., Ltd.

Net sales by geographic segment

The following table shows a breakdown of Kyocera’s total consolidated net sales for fiscal 2007 and fiscal 2008, distinguishing between domestic and overseas sales and, with respect to overseas sales, showing the geographical areas in which such sales were made:

	Years ended March 31,				Increase (Decrease)
	2007		2008
	Amount	%	Amount	%	%
	(Yen in millions)
Japan	¥496,959	38.7	¥507,837	39.4	2.2
United States of America	274,361	21.4	248,760	19.3	(9.3)
Europe	215,672	16.8	229,830	17.8	6.6
Asia	216,663	16.9	232,425	18.0	7.3
Others	80,242	6.2	71,584	5.5	(10.8)

	¥1,283,897	100.0	¥1,290,436	100.0	0.5

Sales in Japan, which comprised 39.4% of consolidated net sales, increased by ¥10,878 million, or 2.2%, to ¥507,837 million, compared with ¥496,959 million in fiscal 2007. This growth was mainly led by an increase in sales in the Semiconductor Parts Group. This increase was caused by a rise in demand for both ceramic and organic packages and by a sales increase in “Others” business due to sales growth at Kyocera Communication Systems Co., Ltd.

Overseas sales, which comprised 60.6% of consolidated net sales, decreased by ¥4,339 million, or 0.6%, to ¥782,599 million, compared with ¥786,938 million, in fiscal 2007.

Although sales in Asia and Europe increased, sales in the United Stated and in Others declined.

Sales in the United States in fiscal 2008 decreased by ¥25,601 million, or 9.3%, to ¥248,760 million, compared with ¥274,361 million in fiscal 2007, due mainly to a decline in sales of mobile phone handsets at Kyocera Wireless Corp.

Sales in Europe in fiscal 2008 increased by ¥14,158 million, or 6.6%, to ¥229,830 million, compared with ¥215,672 million in fiscal 2007, due to sales growth of products in the Information Equipment Group such as printers and MFPs combined with growth in sales in the Applied Ceramic Products Group driven by expanded sales in the solar energy business.

Sales in Asia in fiscal 2008 increased by ¥15,762 million, or 7.3%, to ¥232,425 million, compared with ¥216,663 million in fiscal 2007, due to sales growth of the Electronic Device Group for digital consumer equipment.

Sales in Others in fiscal 2008 decreased by ¥8,658 million, or 10.8%, to ¥71,584 million, compared with ¥80,242 million in fiscal 2007, due mainly to sales declines in the Telecommunication Equipment Group in Latin America and Oceania, offset by sales increases in the Information Equipment Group in Latin America and Middle East.

Almost all of Kyocera’s overseas sales were denominated in the U.S. dollars or the Euro. On average, the yen appreciated against the U.S. dollar by ¥3 and depreciated against the Euro by ¥12, compared with fiscal 2007. Net sales in U.S. dollars amounted to $4,154 million and net sales in Euro amounted to €1,404 million in fiscal 2008.

In converting these currencies into the yen, the positive impact produced by the yen’s depreciation against the Euro outweighed the negative impact of the yen’s appreciation against the U.S. dollar, increasing net sales by approximately ¥5,900 million compared with fiscal 2007.

Cost of sales and gross profit

In fiscal 2008, cost of sales decreased by ¥16,707 million, or 1.9%, to ¥883,763 million from ¥900,470 million in fiscal 2007. Raw material costs of ¥377,203 million accounted for 42.7% of the total cost of sales, and labor costs of ¥167,542 million accounted for 19.0%. The change in depreciation methods in Kyocera Corporation and its domestic subsidiaries caused an increase of ¥11,295 million in the depreciation expense of cost of sales. However, due mainly to an increase in the contribution ratio to net sales of the Components Business, of which the ratio of cost of sales to net sales was relatively low, as well as due to improved productivity, the ratio of cost of sales to net sales was 68.5% in fiscal 2008, a decrease of 1.6 points as compared with 70.1% in fiscal 2007.

As a result, gross profit increased in fiscal 2008 by ¥23,246 million, or 6.1%, to ¥406,673 million from ¥383,427 million in fiscal 2007. The gross profit to net sales ratio increased by 1.6 percentage points from 29.9% to 31.5%.

SG&A expenses and profit from operations

Selling, general and administrative (SG&A) expenses in fiscal 2008 increased by ¥5,928 million, or 2.4%, to ¥254,253 million compared with ¥248,325 million in fiscal 2007. Labor cost was ¥123,538 million, or 48.6% of total SG&A expenses, and sales promotion and advertising cost was ¥40,544 million, or 15.9% of total SG&A expenses. The proportion of SG&A expenses to net sales increased by 0.3 percentage points to 19.7% in fiscal 2008 from 19.4% in fiscal 2007. This increase primarily reflected increases in labor costs in sales subsidiaries in Europe due to the average depreciation of the yen against the Euro compared with fiscal 2007, as well as increases in depreciation expense in Kyocera Corporation and its domestic subsidiaries due to the change in depreciation methods. The depreciation expense increased by ¥998 million due to the change in depreciation methods.

Although SG&A expenses increased as above, profit from operations increased by ¥17,318 million, or 12.8%, to ¥152,420 million, compared with ¥135,102 million in fiscal 2007, due to a further increase in gross profit. The operating margin rose by 1.3 percentage points to 11.8% in fiscal 2008, compared with 10.5% in fiscal 2007.

Interest and dividend income

Interest and dividend income in fiscal 2008 increased by ¥2,972 million, or 19.2%, to ¥18,444 million, compared with ¥15,472 million in fiscal 2007. This was mainly due to favorable investment management results and an increase in dividend income from KDDI Corporation. Kyocera has an investment policy aimed at low risk, stability and liquidity, and does not invest in high-risk financial instruments only for pursuing profits.

Interest expense

Interest expense in fiscal 2008 decreased by ¥167 million, or 10.1%, to ¥1,480 million, compared with ¥1,647 million in fiscal 2007. This was mainly due to a decrease of borrowings at domestic subsidiaries, in spite of a slight upward trend of interest rates in the Japanese financial market.

Foreign currency translation

During fiscal 2008, the average exchange rate for the yen appreciated by ¥3, or 2.6%, against the U.S. dollar and depreciated by ¥12, or 8.0%, against the Euro, as compared with fiscal 2007. At March 31, 2008, the yen had appreciated by ¥18, or 15.3%, against the U.S. dollar and had depreciated by ¥1, or 0.6%, against the Euro, as compared with March 31, 2007. Kyocera recorded foreign currency transaction losses of ¥956 million in fiscal 2008.

Kyocera typically enters into forward exchange contracts to minimize currency exchange risks on foreign currency denominated receivables and payables. Kyocera confines its use of derivative financial instruments for hedging its foreign exchange exposures, and does not utilize derivative transactions for trading purposes.

Gains and losses from investments

In fiscal 2008, Kyocera’s earnings on equity-method investments increased by ¥3,470 million, or 132.4%, to ¥6,091 million, compared with ¥2,621 million in fiscal 2007.

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

Gains (losses) on sales of securities, net in fiscal 2008 decreased by ¥4,441 million, from a gain of ¥3,819 million in fiscal 2007 to a loss of ¥622 million in fiscal 2008. Gains in fiscal 2007 were due mainly to realization of unrealized gains by sale of investment securities.

Income from continuing operations before income taxes

Income from continuing operations before income taxes in fiscal 2008 increased by ¥18,302 million, or 11.7%, to ¥174,842 million compared with ¥156,540 in fiscal 2007.

Due mainly to an increase in depreciation costs of ¥9,510 million, or 20.8%, in fiscal 2008 compared with fiscal 2007, which resulted from a comprehensive review of the value of fixed assets, operating profit in Components Business decreased by ¥4,335 million, or 4.1%, to ¥100,373 million in fiscal 2008 compared with fiscal 2007.

In Equipment business, however, the profits of both the Telecommunications Equipment Group and the Information Equipment Group increased significantly by ¥12,063 million to ¥46,324 million, or 35.2% compared with fiscal 2007. In addition, interest and dividend income and equity in earnings of affiliates and unconsolidated subsidiaries, as mentioned earlier, also increased by ¥2,972 million, or 19.2%, and by ¥3,470 million, or 132.4%, respectively.

Operating profit by reporting segment

The following table shows a breakdown of Kyocera’s consolidated income from continuing operations before income taxes, and operating profit for fiscal 2007 and fiscal 2008 by the eight reporting segments:

	Years ended March 31,				Increase (Decrease)
	2007		2008
	Amount	%*	Amount	%*	%
	(Yen in millions)
Fine Ceramic Parts Group	¥15,677	19.3	¥11,167	13.7	(28.8)
Semiconductor Parts Group	22,210	14.6	20,027	13.0	(9.8)
Applied Ceramic Products Group	22,334	17.0	32,655	21.8	46.2
Electronic Device Group	44,487	15.5	36,524	12.4	(17.9)

Total Components Business	104,708	16.1	100,373	14.8	(4.1)
Telecommunications Equipment Group	291	0.1	6,786	3.1	—
Information Equipment Group	33,970	12.6	39,538	14.3	16.4

Total Equipment Business	34,261	6.6	46,324	9.3	35.2
Others	6,881	5.0	9,635	7.0	40.0

Operating profit	145,850	11.4	156,332	12.1	7.2
Corporate	8,569	—	12,497	—	45.8
Equity in earnings of affiliates and unconsolidated subsidiaries	2,621	—	6,091	—	132.4
Adjustments and eliminations	(500)	—	(78)	—	—

Income from continuing operations before income taxes	¥156,540	12.2	¥174,842	13.5	11.7

*	% to net sales of each corresponding segment

Note 2: Commencing fiscal 2008, the “Optical Equipment Group,” previously a separate reporting segment, has been reclassified into “Others.” Accordingly, operating profit of “Others” in fiscal 2007 have been retroactively reclassified and decreased by ¥1,895 million compared with those previously announced.

(1) Fine Ceramic Parts Group

Operating profit in this reporting segment in fiscal 2008 decreased by ¥4,510 million, or 28.8%, to ¥11,167 million compared with ¥15,677 million in fiscal 2007.

This was primarily due to an increase of ¥2,995 million in depreciation costs, or 67.2% compared with fiscal 2007.

(2) Semiconductor Parts Group

Operating profit in this reporting segment in fiscal 2008 decreased by ¥2,183 million, or 9.8%, to ¥20,027 million, compared with ¥22,210 million in fiscal 2007.

Although losses shrank substantially in the organic package business, overall operating profit in this reporting segment decreased due mainly to an increase in depreciation costs of ¥2,086 million, or 17.0% compared with fiscal 2007, in addition to a decline in selling prices.

(3) Applied Ceramic Products Group

Operating profit in this reporting segment in fiscal 2008 increased by ¥10,321 million, or 46.2%, to ¥32,655 million, compared with ¥22,334 million in fiscal 2007.

Significant sales increases in the solar energy business largely contributed to this growth in operating profit in this reporting segment.

(4) Electronic Device Group

Operating profit in this reporting segment in fiscal 2008 decreased by ¥7,963 million, or 17.9%, to ¥36,524 million, compared with ¥44,487 million in fiscal 2007.

This substantial decrease in operating profit compared with fiscal 2007 was due to rising production costs led by rising raw material prices and an increase in depreciation costs in total of ¥2,861 million, or 13.6%.

(5) Telecommunications Equipment Group

Operating profit in this reporting segment in fiscal 2008 increased by ¥6,495 million, to ¥6,786 million compared with ¥291 million in fiscal 2007.

Despite of an effort to reduce production costs, sales declined substantially in the mobile phone handset business compared with fiscal 2007, resulting in a decrease in operating profit to ¥4.2 billion compared with ¥4.9 billion in fiscal 2007. Operating profit in PHS related business, on the other hand, improved considerably in fiscal 2008, posted a substantial increase of ¥7.2 billion, led to ¥2.6 billion, compared with ¥4.6 billion loss in fiscal 2007 due to concentration of the PHS business in the Japanese market.

(6) Information Equipment Group

Operating profit in this reporting segment in fiscal 2008 increased by ¥5,568 million, or 16.4%, to ¥39,538 million, compared with ¥33,970 million in fiscal 2007.

This significant increase in operating profit was due to increased in sales of new product introductions and the contribution of increased sales of consumables, which constituted approximately 40% of sales in this reporting segment, in addition to the positive effect of the yen’s depreciation against the Euro.

(7) Others

Operating profit in this segment in fiscal 2008 increased by ¥2,754 million, or 40.0%, to ¥9,635 million, compared with ¥6,881 million in fiscal 2007.

This was due mainly to improved profitability at Kyocera Communication Systems Co., Ltd. and improved productivity in the optical related business.

(8) Corporate

Corporate income and losses mainly constitute investment management income, and income and expenses related to the provision of management-related services by Kyocera’s head office to each reporting segment. Corporate income increased by ¥3,928 million, or 45.8%, to ¥12,497 million compared with ¥8,569 million in fiscal 2007. Interest and dividend income, which were the main contributors, increased compared with fiscal 2007. As a result, corporate profit increased compared with fiscal 2007.

Taxes

Current and deferred income taxes in fiscal 2008 increased by ¥11,348 million, or 23.2%, to ¥60,235 million compared with ¥48,887 million in fiscal 2007.

Current income taxes in fiscal 2007 included the tax refunds of ¥4,305 million. The tax refunds were related to the cancellation of a portion of ¥12,748 million additional taxes imposed by Osaka Regional Tax Bureau on March 28, 2005 which Kyocera had expensed in the year ended March 31, 2005. Current income taxes in fiscal 2008 included the tax expense of ¥3,242 million by applying the Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes -an interpretation of FASB statement No. 109” (“FIN 48”).

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

For detailed information, see Note 19 to the Consolidated Financial Statements in this annual report on Form 20-F.

Minority interests

Minority interests in fiscal 2008 amounted to ¥7,363 million and minority interests related to AVX Corporation, which accounted for approximately 30% of minority ownership interests, amounted to ¥4,964 million. Minority interests in fiscal 2008 increased by ¥1,039 million compared with minority interests of ¥6,324 million in fiscal 2007. This was due mainly to an increase in net income at Kyocera Communication Systems Co., Ltd., which accounted for approximately 25% of minority ownership interests.

Discontinued operations

On August 1, 2006, Kyocera sold all of our shares in Kyocera Leasing Co., Ltd. (presently Diamond Asset Finance Company Limited) to Diamond Lease Company Limited (presently Mitsubishi UFJ Lease & Finance Company Limited) for ¥25,274 million, aiming to concentrate Kyocera’s management resources on its core businesses to enhance and improve its corporate value. In recent years active reorganization has been ongoing within the financing industry. Under such circumstances, Kyocera considered it better for Kyocera Leasing Co., Ltd. to work with Diamond Lease Company Limited and not with Kyocera, which is mainly engaged in manufacturing, to enable Kyocera Leasing Co., Ltd. to continue to grow and further develop its businesses. Kyocera also believed this sale would enable Kyocera to concentrate management resources on its businesses requiring enhancement to improve its corporate value. Kyocera accounted for the results of operations and the sale of Kyocera Leasing Co., Ltd. less appreciable income taxes as discontinued operations in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” in its consolidated statements of income.

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

As a result of continuous strict controls and adjustments on inventories, Kyocera recognized inventory write-downs of ¥5,141 million and ¥8,719 million ($88 million) in fiscal 2008 and 2009, respectively. The amounts of these inventory write-downs by reporting segments appear in Note 21 to the Consolidated Financial Statements included in this annual report on Form 20-F. A large portion of these inventory write-downs arose from inventories of telecommunications equipment and electronic device. These products turned out to be obsolete because of their short product lives, and were subject to a decrease in demand and a decline in price.

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

Impairment of securities and investments

Kyocera records impairment charges for debt and equity securities when it believes that the decline of fair value is other-than-temporary. Kyocera regularly reviews each security and investment for impairment based on the extent to which the fair value is less than cost, the duration of the decline, the anticipated recoverability of fair value in the future and the financial conditions of the issuer. Poor operating results of the issuers of these securities or adverse changes in the market may cause impairment losses in future periods. The impairment losses are recorded as Corporate losses.

Kyocera recognized losses on impairment of securities (current asset) and investment securities (non-current) of ¥248 million and ¥7,141 million ($72 million) in fiscal 2008 and 2009, respectively. Mainly, Kyocera recorded losses on impairment of certain equity securities due to the decline in fair value below cost for considerable length of time and the extent was severe in fiscal 2009.

Kyocera is currently a major shareholder of KDDI Corporation. The price fluctuation of the shares of KDDI Corporation may affect Kyocera’s financial conditions. At March 31, 2009, the unrealized gain of ¥15,540 million ($157 million) on the shares of KDDI Corporation held by Kyocera had decreased compared with that of ¥99,697 million as of at March 31, 2008, reflecting a fluctuation of the market price of the shares of KDDI Corporation during fiscal 2009. As the operating results of KDDI Corporation were stable, the performance of the shares of KDDI Corporation is considered to be temporary. For detailed information on the gross unrealized gain or loss, see Note 4 to the Consolidated Financial Statements in this report.

Impairment of long-lived assets

Kyocera reviews its long-lived assets and intangible assets with definite useful lives for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Long-lived assets and intangible assets with definite useful lives are considered to be impaired when the expected undiscounted cash flow from the asset group is less than its carrying value. A loss on impairment is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets and intangible assets with definite useful lives.

Kyocera recognized ¥2,309 million ($23 million) of a loss on impairment on the long-lived assets which were used for a production of OLED displays in the Electronic Device Group and included such loss in selling, general and administrative expenses.

Since qualities and characteristics of OLED displays requested by the users heightened recently and Kyocera changed the target of production in which they were used, Kyocera transferred such business from a manufacturing department to a research and development department. As a result of this transfer, Kyocera reviewed the future plan of OLED displays business and concluded the expected undiscounted cash flow from the long-lived assets of OLED displays business was less than its carrying value. Consequently, Kyocera recorded a loss on impairment based on the amount by which the carrying value exceeded the fair value of the long-lived assets of OLED displays business. The fair value of the long-lived assets of OLED displays business was estimated by using the expected present value of future cash flow.

Goodwill and other intangible assets

Kyocera has adopted SFAS No. 142, “Goodwill and Other Intangible Assets. “This requires that, rather than being amortized, goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually and also following any events or changes in circumstances that might lead to impairment. Intangible assets with definite useful lives are amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

In fiscal 2009, Kyocera recognized ¥26,449 million ($267 million) of goodwill in total as results of the acquisition of the mobile phone-related business from SANYO by Kyocera Corporation included in the Telecommunications Equipment Group and additional equity interest in TAAG by Kyocera Mita Corporation to turn TAAG into a consolidated subsidiary included in the Information Equipment Group. In fiscal 2008, Kyocera recognized ¥10,413 million of goodwill as a result of the acquisition of American Technical Ceramics Corp. by AVX Corporation included in the Electronic Device Group. For detailed information of this acquisition, see Note 3 to the Consolidated Financial Statements in this report.

In fiscal 2009, Kyocera recognized impairment losses on goodwill in the amounts of ¥2,240 million ($23 million) in the Applied Ceramic Products Group and ¥1,217 million ($12 million) in the Others segment. The sluggish performances at a U.S. subsidiary in the Applied Ceramic Products Group and at a Japanese subsidiary in Others segment led to significant decline in their fair values. The fair values of those goodwill were determined through the use of various methodologies such as discounted cash flows and comparable valuations of similar companies.

Deferred tax assets

Kyocera records deferred tax assets with valuation allowances to adjust their carrying amounts when it believes that it is more likely than not that the assets will not be realized. The valuation of deferred tax assets principally depends on the estimation of future taxable income and feasible tax planning strategies. If future taxable income is lower than expected due to future market conditions or poor operating results, significant adjustments to deferred tax assets may be required. At March 31, 2009, deferred tax assets amounted to ¥91,403 million

($923 million), which Kyocera considers will reasonably be realized in the future. This estimate is reasonable when compared with the amounts of income from continuing operations before income taxes and income taxes in fiscal 2009.

Benefit plans

The over funded or under funded status of defined benefit postretirement plans, which depends on projected benefit obligations and plan assets, are recognized as an asset or liability in its consolidated balance sheets and changes in that funded status are recognized through comprehensive income in the year in which the changes occur. Projected benefit obligations are determined on an actuarial basis and are significantly affected by the assumptions used in their calculation, such as the discount rates, the rate of increase in compensation levels and other assumptions. The expected long-term rate of return on plan assets is also used as an assumption.

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

If Kyocera is required to decrease its assumptions of the discount rate and the expected long-term rate of return on plan assets because of a stagnation of Japanese and global economies, projected benefit obligations and net periodic pension costs will increased.

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

	Effect on projected benefit obligation as of March 31, 2009	Effect on projected benefit obligation as of March 31, 2009
	(Yen in millions and U.S. dollars in thousands)
Discount rates:
0.25% decrease	¥4,239	$42,818
0.25% increase	(3,999)	(40,394)

	Effect on income before income taxes for the year ending March 31, 2010	Effect on income before income taxes for the year ending March 31, 2010
Discount rates:
0.25% decrease	¥(91)	$(919)
0.25% increase	88	889
Expected rate of return on plan assets:
0.25% decrease	(325)	(3,283)
0.25% increase	325	3,283

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

AVX Corporation, a subsidiary in the U.S., has been named as a potentially responsible party (“PRP”) in state and federal administrative proceedings seeking contribution for costs associated with the correction and remediation of environmental conditions at various waste disposal and operating sites. AVX Corporation continues to monitor these actions and proceedings and to vigorously defend its interests. AVX Corporation currently has reserves for current remediation, compliance and legal cost related to these matters.

In July 2007, AVX Corporation received oral notification from the Environmental Protection Agency (“EPA”), and in December 2007, written notification from the U.S. Department of Justice indicating that the United States is preparing to exercise the reopener provision under a 1991 consent decree relating to the environmental conditions at, and remediation of, New Bedford Harbor in the Commonwealth of Massachusetts. The EPA has indicated that remediation costs through December 6, 2007 (which remediation is ongoing) are approximately ¥31,213 million ($315 million). AVX Corporation has not yet completed an investigation of the monies spent or its available defenses in light of the notification. AVX Corporation has also not yet determined whether or to what extent other parties may bear responsibility for these costs.

On April 1, 2008, the U.S. Department of Justice indicated that the future work to be performed at the harbor is expected to exceed hundreds of millions of dollars under current estimates. AVX Corporation anticipates further discussions with the U.S. Department of Justice, the EPA and the Commonwealth of Massachusetts.

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

Uncertainty in income taxes

Kyocera adopts an interpretation of FASB statement No. 109 “Accounting for Uncertainty in Income Taxes—an interpretation of FASB statement No. 109” (FIN 48). Kyocera records liabilities for unrecognized tax benefits based on the premise of being subject to income tax examination by tax authorities, when it is more likely than not that tax benefits associated with tax positions will not be sustained. Actual results such as settlements with tax authorities may differ from the recognition accounted for under FIN48.

At March 31, 2009, gross unrecognized tax benefits amounted to ¥10,518 million ($106 million). Kyocera does not anticipate the final resolution of procedures to have a material impact on the consolidated statements of income in the future.

Recently adopted Accounting Standards

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” The purpose of SFAS No. 157 is to define fair value, establish a framework for measuring fair value and enhance disclosures about fair value measurements. The measurement and disclosure requirements related to financial assets and financial liabilities were effective for fiscal years beginning April 1, 2008. The adoption of SFAS No. 157 for financial assets and financial liabilities has no material impact on Kyocera’s consolidated results of operations, financial positions and cash flows.

In February 2008, the FASB issued FASB Staff Position (FSP) No. 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” and FSP No. 157-2, “Effective Date of FASB Statement No. 157. “FSP No. 157-1 amended SFAS No. 157 to remove certain leasing transactions from its scope and was effective for fiscal years beginning April 1, 2008. FSP No. 157-2 postponed one year the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities. FSP No. 157-2 is effective for fiscal years beginning after November 15, 2008. As such effective April 1, 2009, Kyocera will apply the guidance of SFAS No. 157 for all non financial assets and non financial liabilities.

In October 2008, the FASB issued FSP No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active” (FSP No. 157-3). FSP No. 157-3 clarifies the application of SFAS No. 157 in a market that is not active, and addresses application issues such as the use of internal assumptions when relevant observable data does not exist, the use of observable market information when the market is not active, and the use of market quotes when assessing the relevance of observable and unobservable data. FSP No. 157-3 is effective beginning for the three months ended December 31, 2008. The adoption of FSP 157-3 has no material impact on Kyocera’s consolidated results of operations, financial positions and cash flows.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132 (R).” SFAS No. 158 requires an employer to measure the funded status of a benefit plan as of the date of its fiscal year-end statement of financial position for the years ending after December 15, 2008. Kyocera adopted this measurement date provision for fiscal years beginning April 1, 2008 and measured the funded status of its benefit plans at the date of its fiscal year-end statement of financial position. As a result of applying the transition method of this provision, retained earnings and other comprehensive income at April 1, 2008 decreased by ¥522 million ($5 million) and ¥418 million ($4 million), respectively.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115.” SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings. SFAS No. 159 is effective for fiscal years beginning April 1, 2008. For adoption of SFAS No. 159, see Note 4 to the Consolidated Financial Statements in this annual report on Form 20-F.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative instruments and Hedging Activities an Amendment of FASB Statement No. 133.” SFAS No. 161 requires enhanced disclosures regarding an entity’s derivative and hedging activities to provide adequate information about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008. As SFAS No. 161 does not impact the measurement or recognition of derivative instruments, the adoption of the SFAS No. 161 did not have any impact on Kyocera’s consolidated results of operations, financial positions and cash flows.

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

d)	Implementation guides (Q&As) published by the FASB staff, AICPA Accounting Interpretations, AICPA Industry Audit and Accounting Guides and Statements of Position not cleared by the FASB and practices that are widely recognized and prevalent either generally or in the industry SFAS No. 162 was effective on November 15, 2008.

The adoption of SFAS No. 162 did not have any impact on Kyocera’s consolidated results of operations, financial positions and cash flows.

Recently Issued Accounting Standards

In December 2007, the FASB issued SFAS No. 141 (revised 2007) (SFAS No. 141(R)), “Business Combinations,” which requires assets, liabilities and noncontrolling interests be measured at fair value. Under SFAS No. 141(R), transaction and restructuring costs are required to be generally expensed, as well as contingent consideration and in-process research and development be recorded at fair value on acquisition date as a part of fair value of acquired business. In addition, any tax adjustment made after the measurement period impacts income tax expenses. The FASB issued FASB Staff Position (FSP) 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” as amendment of SFAS No. 141(R) in April 2009. FSP141(R)-1 requires the companies to recognize at fair value, at the acquisition date, an asset acquired or a liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period. Otherwise they will be processed based on the requirement of SFAS No. 5, “Accounting for Contingencies.” SFAS No. 141(R) and FSP141(R)-1 are effective for fiscal years beginning on or after December 15, 2008. Kyocera does not expect the adoption of SFAS No. 141(R) and FSP141(R)-1 will have any material impact on Kyocera’s consolidated results of operations, financial positions and cash flows.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statement an Amendment of Accounting Research Bulletin No. 51.” SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. Kyocera does not expect the adoption of SFAS NO. 160 will have any material impact on Kyocera’s consolidated results of operations, financial positions and cash flows.

In December 2008, the FASB issued FSP No. 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets,” which provides guidance on employers’ disclosures of a defined benefit pension or other postretirement plan. Specifically, employers are required to disclose information about fair value measurements of plan assets. FSP No. 132(R)-1 will be effective for fiscal years ending after December 15, 2009. As FSP No. 132(R)-1 is a provision for disclosure, the adoption of FSP No. 132(R)-1 will not have any impact on Kyocera’s consolidated results of operations, financial positions and cash flows.

In April 2009, the FASB issued three FASB Staff Positions, (a) FSP No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly,” (b) FSP No. 115-2 and FSP No. 124-2, “Recognition and Presentation of Other-Than Temporary Impairments” and (c) FSP No. 107-1 and APB No. 28-1, “Interim Disclosures about Fair Value of Financial Instruments.”

(a)	FSP No. 157-4 provides guidance on how to estimate the fair value of assets or liabilities when the volume and level of activity for asset or liability have significantly decreased and on identifying circumstances that indicate a transaction is not orderly. In addition, FSP No. 157-4 requires disclosure in interim and annual periods of the inputs and valuation techniques used to estimate fair value and a discussion of changes in valuation techniques.

(b)	FSP No. 115-2 and FSP No. 124-2 amends the other-than-temporary impairment guidance for debt securities and presentation and disclosure requirement of other-than-temporary impairments of debt and equity securities.

(c)	FSP No. 107-1 and APB No. 28-1 requires interim disclosures regarding the fair values of financial instruments that are within the scope of SFAS No. 107. Additionally, FSP No. 107-1 and APB No. 28-1 requires disclosure of the methods and significant assumptions used to estimate the fair value of financial instruments on a interim basis as well as changes of the methods and significant assumptions from previous periods.

These three FASB Staff Positions are effective for interim and annual reporting periods ending after June 15, 2009. The adoption of these three FASB Staff Positions is not expected to have a significant impact on Kyocera’s consolidated results of operations, financial positions and cash flows.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events.” The purpose of SFAS No. 165 is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS No. 165 is effective for interim or annual financial periods ending June 15, 2009. Kyocera does not expect the adoption of SFAS No. 160 will have any material impact on Kyocera’s consolidated results of operations, financial positions and cash flows.

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140.” SFAS No. 166 removes the concept of a qualifying special-purpose entity from Statement 140 and removes the exception from applying FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, to qualifying special-purpose entities and establishes specific conditions for reporting a transfer of a portion of a financial asset as a sale. SFAS No. 166 must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Kyocera is currently evaluating the impact that SFAS No. 166 will have on Kyocera’s consolidated results of operations, financial positions and cash flows.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R).” SFAS No. 167 requires an enterprise to perform an analysis to identify the primary beneficiary of a variable interest entity and also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. SFAS No. 167 shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Kyocera is currently evaluating the impact that SFAS No. 167 will have on Kyocera’s consolidated results of operations, financial positions and cash flows.

B. Liquidity and Capital Resources

Capital resources

In fiscal 2009, in accordance with global economic deterioration commencing the second half of fiscal 2009, a demand for product rapidly decreased and product selling price significantly declined. Appreciation of the yen against the Euro and the U.S. dollar had a large negative impact on Kyocera’s financial result.

However, Kyocera’s net cash provided by operating activities in fiscal 2009 was ¥97,794 million ($988 million), and cash and cash equivalents, at March 31, 2009 were ¥269,247 million ($2,720 million). Kyocera held liquid financial assets, additionally. Based on those facts, Kyocera does not expect to face financial difficulties in near future.

In the short term, Kyocera expects cash demands for working capital and funds for capital expenditures required for the expansion of operations, contribution to pension plans and payments of dividends to stockholders. Kyocera’s primary source of short-term liquidity is cash generated by operations. Certain subsidiaries also generate capital in the form of loans from financial institutions. As of March 31, 2009, Kyocera’s short-term borrowings and long-term debt including current portion totaled ¥53,403 million ($539 million). The ratio to total assets of 3.0% still reflected a low level of dependence. Most borrowings were denominated in the U.S. dollar and the yen but certain borrowings were denominated in other foreign currencies. Details of these borrowings are described in “Tabular Disclosure of Contractual obligations,” which also includes the information regarding obligations for the acquisition or construction of property, plant and equipment.

Capital expenditures in fiscal 2009 decreased by ¥22,046 million ($223 million), or 25.9%, to ¥63,055 million ($637 million) compared with ¥85,101 million in fiscal 2008. In fiscal 2009, Kyocera made capital expenditures in the solar energy business to expand production capacity, but Kyocera reduced capital expenditures in other businesses in the fourth quarter due to the weak business environment. R&D expenses increased by ¥4,327 million ($44 million), or 7.0%, to ¥65,932 million ($666 million) compared with ¥61,605 million in fiscal 2008. In fiscal 2009, Kyocera’s research and development activities developed new products and strengthened functions of products in the Electronic Device Group, Telecommunications Equipment Group and the Information Equipment Group. In the Telecommunications Equipment Group R&D, expenditures particularly increased by ¥3,468 million ($35 million) compared with fiscal 2008 due to an acquisition of the mobile phone handset related business of SANYO. Nearly all capital and R&D expenditures were funded by using cash in hand.

During fiscal 2010, Kyocera expects total capital expenditures to be approximately ¥43,000 million ($434 million) and total R&D expenses to be approximately ¥58,000 million ($586 million). Kyocera expects that total capital expenditures will decrease compared with fiscal 2009, except the solar energy business in which Kyocera will expand production capacity. Kyocera expects that R&D expenditures will decrease compared with fiscal 2009, however the proportion of R&D expenditures to net sales will be flat compared with fiscal 2009. Nearly all capital and R&D expenditures will be funded by using cash in hand. Kyocera believes that Kyocera needs to invest its resources continuously in the development of new business areas and improved technology in order to create new products, commercialize advanced technologies and thereby secure future earnings streams.

In fiscal 2009, Kyocera contributed ¥12,102 million ($122 million) to its benefit pension plans, and in fiscal 2010, Kyocera forecasts to contribute ¥9,643 million ($97 million) to its benefit pension plans. During fiscal 2009, instabilities of financial markets led to a weak performance of benefit plan assets and projected benefit obligations increased due to a decrease in assumptions used in actuarial calculations. However, as of March 31, 2009, Kyocera’s funded status of benefit pension plans ensured the sources of funds sufficient to cover the pension benefits paid to participants and beneficiaries, and large amounts of additional contributions are not considered to be necessary. Kyocera expects contributions to pension plan assets will be made by using cash in hand.

In fiscal 2009, Kyocera Corporation paid cash dividends totaling ¥22,755 million ($230 million), at ¥120 ($1.2) per share. Kyocera Corporation received approval at the general meeting of shareholders held on June 25, 2009 for the payment of year-end dividends totaling ¥11,012 million ($111 million), ¥60 ($0.6) per share, on June 26, 2009 to all stockholders of record on March 31, 2009.

Based on the resolution at the meeting of the Board of Directors held on November 27, 2008, Kyocera acquired its own shares in the market as its treasury stock from November 28, 2008 to December 22, 2008. The total number of shares acquired and the total acquisition price were 6,256,000 shares and ¥38,000 million ($384 million), respectively. Due mainly to this acquisition, the balance of treasury stock at March 31, 2009 increased by ¥(35,279 million) ($(356 million)), to ¥(50,568 million) ($(511 million)), compared with ¥(15,289 million) as of March 31, 2008. This acquisition was funded by using cash in hand. Kyocera Corporation acquires treasury stock to facilitate the implementation of flexible capital policies and to develop its business in a dynamic manner in response to changes in the operating environment.

As described in Note 3 to the consolidated Financial Statement, Kyocera acquired the businesses and the shares. These acquisition costs, net of cash acquired were ¥47,512 million ($480 million), and nearly all acquisitions were funded by using cash in hand.

As of March 31, 2009, Kyocera’s working capital totaled ¥714,355 million ($7,216 million), a decrease of ¥102,188 million ($1,032 million), or 12.5%, compared with ¥816,543 million as of March 31, 2008. This was due mainly to decreases in cash generated by operations affected by weak business environment, and increases in cash demands, such as payments for acquisition costs for business combination and treasury stock. Despite this, its working capital requirements, capital expenditures, debt repayments and other obligations were funded by using cash in hand.

Kyocera believes cash in hand will be sufficient to fund all cash requirements outlined above at least through fiscal 2010. Consequently, Kyocera does not currently intend to use any other external financing sources that might affect its credit agency ratings. If cash generated by operations are insufficient for funding purposes, Kyocera retains other financing options, including external sources, such as short-term or long-term borrowings, as well as financing directly in the capital markets through issuances of debt or equity securities. As evidenced by equity to assets ratio of 74.6% at March 31, 2009, Kyocera maintains a strong financial position, which leads Kyocera to believe that any capital requirements could be secured from external sources at a relatively low cost. Kyocera also maintains good business relationships with several major financial institutions.

Any future significant deterioration in market demand for Kyocera’s products, or a slump in product prices to levels substantially below those projected by Kyocera, could adversely affect Kyocera’s operating results and financial position, possibly resulting in reduced liquidity.

Cash flows

Fiscal 2009 compared with Fiscal 2008

The following table shows a summary of Kyocera’s cash flows for fiscal 2008 and fiscal 2009:

	Years ended March 31,
	2008	2009	2009	Increase (Decrease)
	Amount	Amount	Amount	%
	(Yen in millions and U.S. dollars in thousands)
Cash flows from operating activities	¥196,935	¥97,794	$987,818	(50.3)
Cash flows from investing activities	14,894	(201,957)	(2,039,970)	—
Cash flows from financing activities	(28,071)	(62,417)	(630,475)	122.4
Cash and cash equivalents at end of year	447,586	269,247	2,719,667	(39.8)

Net cash provided by operating activities in fiscal 2009 decreased by ¥99,141 million ($1,001 million), or 50.3%, to ¥97,794 million ($988 million) from ¥196,935 million in fiscal 2008. This was due mainly to a decrease in net income.

Cash flow from investing activities turned from ¥14,894 million of cash inflows in fiscal 2008 to ¥201,957 million ($2,040 million) of cash outflows in fiscal 2009, which represented a decrease in cash inflow by ¥216,851 million ($2,190 million) compared with fiscal 2008.

This was due mainly to a decrease in withdrawal of certificate deposits and time deposits, and a decrease in proceeds from sales and maturities of available-for-sale securities.

Net cash used in financing activities in fiscal 2009 increased by ¥34,346 million ($347 million), or 122.4%, to ¥62,417 million ($630 million) from ¥28,071 million in fiscal 2008.

This was due mainly to purchases of treasury stock from November 28, 2008 to December 22, 2008.

Due mainly to the yen’s appreciation against the Euro and the U.S. dollar between March 31, 2008 and March 31, 2009 resulted in decreases in cash and cash equivalents of ¥11,759 million ($119 million).

At March 31, 2009, cash and cash equivalents totaled ¥269,247 million ($2,720 million). This represented a decrease of ¥178,339 million ($1,801 million), or 39.8%, from ¥447,586 million at March 31, 2008. Most of Kyocera’s cash and cash equivalents were denominated in yen but certain cash and cash equivalents, mainly in overseas subsidiaries, were denominated in foreign currencies, such as the U.S. dollar.

Fiscal 2008 compared with Fiscal 2007

The following table shows a summary of Kyocera’s cash flows for fiscal 2007 and fiscal 2008:

	Years ended March 31,
	2007	2008	Increase (Decrease)
	Amount	Amount	%
	(Yen in millions)
Cash flows from operating activities	¥149,644	¥196,935	31.6
Cash flows from investing activities	(151,703)	14,894	—
Cash flows from financing activities	(20,645)	(28,071)	36.0
Cash and cash equivalents at end of year	282,208	447,586	58.6

Net cash provided by operating activities in fiscal 2008 increased by ¥47,291 million, or 31.6%, to ¥196,935 million from ¥149,644 million in fiscal 2007. Although accrued income taxes that increased in fiscal 2007 decreased in fiscal 2008, receivables and inventories that increased in fiscal 2007 decreased significantly in fiscal 2008. As a result, net cash provided by operating activities in fiscal 2008 increased.

Cash flow from investing activities turned from ¥151,703 million of cash outflows in fiscal 2007 to ¥14,894 million of cash inflows in fiscal 2008, and increased by ¥166,597 million compared with fiscal 2007. This was due mainly to a decrease in purchase of available-for-sales securities and a large increase in withdrawal of time deposits, which exceeded increases in purchases of property, plant and equipment, and intangible assets. This increase was also due to acquisitions of businesses as well as an absence of proceeds from the sale of shares of Kyocera Leasing Co., Ltd. in fiscal 2007.

Net cash used in financing activities in fiscal 2008 increased by ¥7,426 million, or 36.0%, to ¥28,071 million from ¥20,645 million in fiscal 2007. This was due mainly to a decrease in short-term borrowings that had increased in fiscal 2007. This decrease exceeded a decrease in payments of long-tem debts in fiscal 2008.

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

The yen’s appreciation against the U.S. dollar between March 31, 2007 and March 31, 2008 resulted in decreases in cash and cash equivalents of ¥18,380 million.

At March 31, 2008, cash and cash equivalents totaled ¥447,586 million. This represented an increase of ¥165,378 million, or 58.6%, from ¥282,208 million at March 31, 2007. Most of Kyocera’s cash and cash equivalents were denominated in the yen but certain cash and cash equivalents, mainly in overseas subsidiaries, were denominated in foreign currencies, such as the U.S. dollar.

Assets, liabilities and stockholders’ equity

Kyocera’s total assets at March 31, 2009 decreased by ¥202,944 million ($2,050 million), or 10.3% to ¥1,773,802 million ($17,917 million), compared with ¥1,976,746 million at March 31, 2008.

Cash and cash equivalents decreased by ¥178,339 million ($1,801 million), or 39.8%, to ¥269,247 million ($2,720 million). This was due mainly to the effect of payment for acquisition of the mobile phone handsets related business and its related assets and liabilities from SANYO and acquisitions of certificate of deposits in addition to a purchase of treasury stocks at Kyocera Corporation.

Short-term investments increased by ¥54,640 million ($552 million), or 37.0%, to ¥202,143 million ($2,042 million), due mainly to acquisitions of certificate deposits at Kyocera Corporation.

Trade receivables-Accounts decreased by ¥46,768 million ($472 million), or 22.8%, to ¥158,754 million ($1,604 million), due mainly to a decrease in sales caused by declines in overall demand due to downturn of economic conditions and the yen’s appreciation.

Other current assets increased by ¥23,128 million ($234 million), or 41.9%, to ¥78,263 million ($791 million), due mainly to an increase of advance payments of the long-term purchase agreements for certain materials at Kyocera Corporation and combined with short-term lease receivable owned by TAAG, a newly consolidated subsidiary by Kyocera Mita.

Securities and other investments decreased by ¥85,520 million ($864 million), or 19.6%, to ¥351,849 million ($3,554 million), due mainly to declines in market values of the shares of KDDI Corporation and other equity securities at March 31, 2009 compared with March 31, 2008.

Total property, plant and equipment at cost, net of accumulated depreciation, decreased by ¥19,845 million ($200 million), or 6.9%, to ¥266,054 million ($2,687 million). Capital expenditure in fiscal 2009 was ¥63,055 million ($637 million), and depreciation was ¥83,753 million ($846 million).

Goodwill increased by ¥23,432 million ($237 million), or 58.9%, to ¥63,226 million ($639 million), due mainly to an acquisition of the mobile phone handsets related business from SANYO by Kyocera Corporation and a acquisition of additional interests in TAAG by Kyocera Mita. Intangible assets increased by ¥30,248 million ($306 million), or 101.4%, to ¥60,077 million ($607 million) as well.

Other assets increased by ¥12,027 million ($121 million), or 24.6%, to ¥60,904 million ($615 million) due mainly to an increase of long-term lease receivable owned by TAAG, a newly consolidated subsidiary by Kyocera Mita.

Kyocera’s total liabilities at March 31, 2009 decreased by ¥69,865 million ($706 million), or 15.2%, to ¥390,714 million ($3,947 million), compared with ¥ 460,579 million at March 31, 2008.

Notes and accounts payable-Trade decreased by ¥32,811 million ($331 million), or 34.4%, to ¥62,579 million ($632 million) compared with March 31, 2008, due mainly to a decline in purchases in line with a slump in sales.

Notes and accounts payable-Other decreased by ¥23,305 million ($235 million), or 34.9%, to ¥43,452 million ($439 million) due mainly to a decline in capital expenditure in line with downturn of economic conditions and a decrease in payables for acquisitions of certificate deposits at Kyocera Corporation.

Accrued income taxes decreased by ¥19,688 million ($199 million), or 72.6%, to ¥7,430 million ($75 million) due mainly to a reduction of overall operating profits.

Long-term debt increased by ¥20,240 million ($204 million), or 243.9%, to ¥28,538 million ($288 million) due to an increase of long-term debt owned by TAAG, a newly consolidated subsidiary by Kyocera Mita.

Accrued pension and severance liabilities increased ¥19,526 million ($197 million), or 129.8%, to ¥34,567 million ($349 million) due mainly to a weak performance of benefit plan assets affected by instabilities of financial markets and an increase in projected benefit obligation resulted from a decrease in discount rates applied to actuarial calculation.

Deferred taxes liabilities decreased by ¥46,477 million ($469 million), or 39.4%, to ¥71,539 million ($723 million), due mainly to declines in market values of the shares of KDDI Corporation and other equity securities at March 31, 2009 compared with March 31, 2008.

Minority interests in subsidiaries, principally AVX Corporation, decreased by ¥5,577 million ($56 million), or 8.6%, to ¥59,425 million ($600 million), compared with ¥65,002 million at March 31, 2008, due mainly to the reduction of operating profit of subsidiaries caused by aggravation of business conditions.

Total stockholders’ equity at March 31, 2009 decreased by ¥127,502 million ($1,288 million), or 8.8%, to ¥1,323,663 million ($13,370 million), compared with ¥1,451,165 million at March 31, 2008.

Retained earnings at March 31, 2009 increased by ¥6,229 million ($63 million), or 0.5%, due to a net income for fiscal 2009 of ¥29,506 million ($298 million) offset by a cumulative effect of applying SFAS No. 158 of the ¥522 million ($5 million) as of April 1, 2008 and cash dividend payments of ¥22,755 million ($230 million).

Accumulated other comprehensive income decreased by ¥98,739 million ($997 million), to ¥(54,673 million) ($(552 million)). Net unrealized gains on securities decreased by ¥53,178 million ($537 million), or 82.1%, due mainly to declines in market values of the shares of KDDI Corporation and other equity securities at March 31, 2009 compared with March 31, 2008.

Pension adjustment decreased by ¥12,812 million ($129 million), or 99.6%, to ¥53 million ($1 million). Unamortized actuarial gains decreased due mainly to a weak performance of benefit plan assets affected by instabilities of financial markets and an increase in projected benefit obligation resulted from a decrease in discount rates applied to actuarial calculation.

Foreign currency translation adjustments decreased by ¥32,408 million ($327 million), or 95.9%, to ¥(66,202 million) ($(669 million)), due mainly to the appreciation of the yen against the Euro.

The stockholders’ equity ratio at March 31, 2009 was 74.6%, up 1.2 percentage points from 73.4% at March 31, 2008.

C. Research and Development Activities

Kyocera continuously aims at expanding sales and boosting profitability in its Components and Equipment Businesses. To achieve these objectives, Kyocera seeks to create new technologies, products and businesses by integrating group-wide management resources while advancing and focusing technological capabilities.

Kyocera will channel its energies into high-growth-potential areas; namely, the markets for information and communication and for environmental and energy. R&D activities are conducted in all of these markets. Specific initiatives in each reporting segment are as follows.

(1) Fine Ceramic Parts Group

By making effective use of fine ceramic materials technology, processing technology and design technology, Kyocera is seeking to strengthen the development of fine ceramic components such as for next generation semiconductor processing equipment, and higher quality sapphire substrates for LEDs, the demand for which is expected to expand.

In the automotive market, efforts are being undertaken to develop products that meet the need for advanced electronics and safety and growing concerns with the environment. Specific endeavors include the development and production of camera modules to enhance driving safety, and glow plugs that utilize the high temperature durability of ceramics and piezoelectric-stacks that enable precision control for the fuel injection of diesel engine cars, which are becoming more widespread in Europe.

(2) Semiconductor Parts Group

Kyocera is advancing the development of new ceramic packages and organic packages for digital consumer equipment, where demand is expected to expand. In the ceramic package business, efforts are being made to develop smaller, thinner and more highly sophisticated ceramic packages that meet advancements in electronic equipment. In the organic package business, Kyocera is developing new flip chip packages for next-generation high-performance semiconductors and system in a package (SiP) to realize even thinner packages with narrower pitches.

(3) Applied Ceramic Products Group

While striving to further increase the conversion efficiency and strengthen cost reduction of solar cells for the environmental preservation market, Kyocera is developing a variety of next-generation solar cells. Kyocera is also eagerly working toward the practical application of SOFCs, which are expected to be the next-generation distributed power generation system for small-scale power sources.

(4) Electronic Device Group

Kyocera develops small, thin ceramic capacitors and various filters for mobile phone handsets in the wireless telecommunications market. In the industrial machinery and information equipment markets, Kyocera is developing various sensors and actuators through piezoelectric ceramic technology.

In the thin film components, Kyocera is developing thermal printheads for barcode printers that incorporate “eco-generation specifications” as part of a new environmental concept, as well as inkjet printheads capable of high-speed full-color prints, and STN color LCDs with touch panel.

(5) Telecommunications Equipment Group

By making effective use of component, device and software technologies within the group, Kyocera is conducting research and development towards introduction of high-value-added products for the mobile telecommunications equipment market, in which functions are becoming increasingly advanced. Kyocera is also strengthening the development of equipment such as base stations and terminals for next generation telecommunication systems that enable stable, high-speed and high-data rate communication.

(6) Information Equipment Group

Kyocera is promoting the development of more color-based and solutions-oriented printers, multifunction peripherals and other information equipment based on the “ECOSYS” concept, which realizes longer engine life, reduced running costs and minimal waste. We are pursuing this goal through the incorporation of our amorphous silicon photoreceptor drum with high abrasion resistance. Apart from bolstering the lineup for both black and white and color ECOSYS printers and multifunction peripherals, Kyocera is advancing the development of document solutions products that can handle the integrated management of documents and digital information. Efforts are also being made to strengthen security functions.

(7) Others

Kyocera Communications Systems Co., Ltd. is conducting the development of technologies related to network infrastructure creation and of applied systems that are key to next-generation mobile telecommunications and the convergence of telecommunications and broadcasting. In addition, Kyocera Communications Systems develops infrastructure systems facilitating the progress of information technology in the medical field by utilizing RFID (Radio Frequency Identification), for instance.

Kyocera Chemical Corporation is currently strengthening the development of materials for semiconductor and electronic components. Focused efforts include the development of epoxy molding compounds for semiconductors and the development of conductive paste for electronic components.

R&D expenses by reporting segment are as follows.

	Years ended March 31,				Increase (Decrease)
	2007	2008	2009
	Amount	Amount	Amount		%
	(Yen in millions and U.S. dollars in thousands)
Fine Ceramic Parts Group	¥3,769	¥3,655	¥3,346	$33,798	(8.5)
Semiconductor Parts Group	3,757	3,498	3,227	32,596	(7.7)
Applied Ceramic Products Group	4,138	5,146	4,992	50,424	(3.0)
Electronic Device Group	12,123	11,641	12,690	128,182	9.0

Total Components Business	23,787	23,940	24,255	245,000	1.3
Telecommunications Equipment Group	15,123	12,396	15,864	160,242	28.0
Information Equipment Group	17,983	19,587	20,127	203,303	2.8

Total Equipment Business	33,106	31,983	35,991	363,545	12.5
Others	4,207	5,682	5,686	57,435	0.1

R&D expenses	¥61,100	¥61,605	¥65,932	$665,980	7.0

% to net sales	4.8%	4.8%	5.8%	—	—

Note: Commencing fiscal 2008, the “Optical Equipment Group,” previously a separate reporting segment, has been reclassified into “Others.” Accordingly, R&D expenses of “Others” in fiscal 2007 have been retroactively reclassified.

We have a variety of patents in Japan and other countries, and we hold licenses for the use of patents from others. Details are set forth in “Patents and Licenses” included in Item 4B “Business Overview” in this annual report on Form 20-F.

D. Trend Information

Kyocera endeavors to strengthen competitiveness in technological development, sales and marketing in the core high-growth potential markets for information and communications, and environment and energy, and we seek to translate our diversification strategy into improved business performance.

In fiscal 2009, the impact of the financial crisis triggered in the United States affected the real economy, fueling deceleration in the global economy from the second half, which resulted in stagnation in production activity in core industrial sectors. This led to sudden production adjustments in digital consumer equipment and inventory adjustments for components thereof in the information and communications market, which had been expanding steadily.

Despite major production and inventory adjustments in the second half, which are projected to improve the situation moderately, particularly in mobile phone handsets, PCs, digital consumer electronics and other consumer products, full-fledged recovery in the information and communications market is not expected until the latter half of fiscal 2010 and beyond. Meanwhile, the semiconductor equipment market and the automotive market are projected to recover from fiscal 2011.

Although it will take time before genuine recovery, the information and communications market is expected to continue growing, since digital consumer equipment is becoming increasingly advanced, and systems are being created for new next-generation high-speed wireless communication services scheduled to commence in the domestic market in fiscal 2010. These market trends are expected to have a positive impact on performance in both Kyocera’s components business and equipment business.

Despite temporary restraint in IT-related investment at government and other public offices and in the corporate sector, digital MFPs featuring higher speed, better security functionality and enhanced energy conservation capability is projected to remain in demand. The Information Equipment Group will seize the opportunity to increase business by expanding its line-up of high-speed printers and color digital MFPs in accord with these market requirements.

In the environment and energy market, demand for solar energy products has slowed temporarily, especially in Europe, due to the global economic downturn and financial crisis. However, environmental awareness is expected to continue growing, thus driving expansion in the solar energy market over the medium to long term. Subsidy policies implemented by various governments also support the proliferation of solar energy systems. As a result, demand for solar energy systems is projected to increase in Europe, the United States, Japan and other Asian nations in the medium to long term. In line with this market trend, Kyocera will continue making strategic capital investments to increase production of solar cells and strive to expand solar energy business.

Kyocera will also make further efforts to expand business in the environment and energy market by creating new products and expanding product items such as SOFC based power generating units utilizing fine ceramic materials technologies for home use, and components that contribute to a reduction in exhaust gas for the automotive market.

E. Off-Balance Sheet Arrangements

Refer to Note 16 in The Consolidated Financial Statements included in this annual report on Form 20-F. As a part of our ongoing business, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F. Tabular Disclosure of Contractual Obligations

The following tables provide information about Kyocera’s contractual obligations and other commercial commitments that will affect Kyocera’s liquidity for the next several years, as of March 31, 2009. Kyocera anticipates that the funds required to fulfill these debt obligations and commitments will be cash in hand.

Contractual obligations	Less than 1 year	2-3 years	4-5 years	Thereafter	Total
	(Yen in millions)
Short-term borrowings	¥11,000	¥—	¥—	¥—	¥11,000
Interest payments for short-term borrowings*	215	—	—	—	215
Long-term debt (including due within one year)	13,865	18,131	8,463	1,944	42,403
Interest payments for long-term debt*	1,799	1,854	488	62	4,203
Supply agreement material used in operation	14,666	38,626	50,651	193,524	297,467
Operating Leases	6,237	7,316	2,826	1,075	17,454
Obligations for the acquisition or construction of property, plant and equipment	11,153	—	—	—	11,153

Total Contractual Obligations	¥58,935	¥65,927	¥62,428	¥196,605	¥383,895

Contractual obligations	Less than 1 year	2-3 years	4-5 years	Thereafter	Total
	(U.S. dollars in thousands)
Short-term borrowings	$111,111	$—	$—	$—	$111,111
Interest payments for short-term borrowings*	2,172	—	—	—	2,172
Long-term debt (including due within one year)	140,051	183,142	85,485	19,636	428,314
Interest payments for long-term debt*	18,171	18,727	4,930	626	42,454
Supply agreement material used in operation	148,141	390,162	511,626	1,954,788	3,004,717
Operating Leases	63,000	73,899	28,545	10,859	176,303
Obligations for the acquisition or construction of property, plant and equipment	112,657	—	—	—	112,657

Total Contractual Obligations	$595,303	$665,930	$630,586	$1,985,909	$3,877,728

*	For Kyocera’s variable interest rate of borrowings and debt, Kyocera utilized the rates in effect as of March 31, 2009 when estimating schedule of interest payments.

In addition to contractual obligations shown in the above tables, Kyocera forecasts to contributing ¥9,643 million ($97 million) to its defined benefit pension plans in fiscal 2010, and Kyocera recorded liabilities for gross unrecognized tax benefits in accordance with FIN48 by ¥10,518 million ($106 million) at March 31, 2009, which are not included in the above tables because it is unable to make reasonable estimates of the period of settlements. For detailed information, see Note 19 to the Consolidated Financial Statements in this annual report on Form 20-F.

Item 6.    Directors, Senior Management and Employees

A. Directors and Senior Management

Kyocera believes that its current management system enables faster decision-making across the board through the use of a top management system comprising the chairman, the vice chairman and the president. With this setup, the chairman takes on the position as the head of the board of directors, providing guidance to the president, while the president has total responsibility for daily business execution. It is also believed that more accurate management decisions can be made with this management system, as the chairman, the vice chairman and the president can provide diverse perspectives on critical issues.

The following table shows Kyocera’s Directors and Corporate Auditors as of June 25, 2009.

Name	Date of Birth	Position	Since
Makoto Kawamura	August 13, 1949	Representative Director and Chairman	2005 (Chairman 2009)
Yuzo Yamamura	December 4, 1941	Representative Director and Vice Chairman	2003
Tetsuo Kuba	February 2, 1954	Representative Director and President	2008 (President 2009)
Tatsumi Maeda	January 1, 1953	Representative Director and Vice President	2008
Hisao Hisaki	July 2, 1946	Director	1991
Yasuyuki Yamamoto	April 2, 1951	Director	2009
Yoshihiro Kano	April 5, 1953	Director	2009
Goro Yamaguchi	January 21, 1956	Director	2009
Shoichi Aoki	September 19, 1959	Director	2009
Katsumi Komaguchi	March 5, 1951	Director	2009
Rodney N. Lanthorne	February 5, 1945	Director	1989
John S. Gilbertson	December 4, 1943	Director	1995
Yoshihiko Nishikawa	September 11, 1945	Full-time Corporate Auditor	2005
Kokichi Ishibitsu	December 25, 1943	Full-time Corporate Auditor	2008
Osamu Nishieda	January 10, 1943	Corporate Auditor	1993
Kazuo Yoshida	January 10, 1948	Corporate Auditor	2008
Yoshinari Hara	April 3, 1943	Corporate Auditor	2009

Makoto Kawamura has served as a Representative Director and Chairman of Kyocera Corporation since 2009. He became a Director in 2001 and retired in 2003. He rejoined as a Representative Director and President in 2005. He joined Kyocera Corporation in 1973 and has served as Chairman of the Board of Directors of Dongguan Shilong Kyocera Optics Co., Ltd., Representative Trustee of Japan Photovoltaic Energy Association, Representative Director and Chairman of Kyocera Mita Corporation, Representative Director and Chairman of Kyocera SLC Technologies Corporation, Representative Director and Chairman of Kyocera Display Institute Co., Ltd., and Representative Director and Chairman of Kyocera Realty Development.

Yuzo Yamamura has served as a Representative Director and Vice Chairman since 2006. He rejoined Kyocera Corporation as a Director in 2003. He first became a Director in 1987 and the President and Representative Director of Kyocera Elco Corporation in 1992. He retired from a Director in 1993. He rejoined Kyocera Corporation as a Senior Managing and Representative Director in 1995 and retired again in 1999. He originally joined Kyocera Corporation in 1965 and has served as a Director and the Executive Advisor of Kyocera Elco Corporation and the General Manager of Corporate Communication Equipment Group.

Tetsuo Kuba has served as a Representative Director and President of Kyocera Corporation since 2009. He became an Executive Officer in 2003, a Managing Executive Officer in 2005, a Senior Managing Executive

Officer in 2007 and a Director in 2008. He joined Kyocera Corporation in 1982 and has served as the Chairman of the Board of Directors of Shanghai Kyocera Electronics Co., Ltd.

Tatsumi Maeda has served as a Representative Director and Vice President of Kyocera Corporation since 2009. He became a Director in 2001 and retired in 2003. He became a Managing Executive officer in 2003, a Senior Managing Executive Officer in 2007 and rejoined as a Director in 2008. He joined Kyocera Corporation in 1975 and has served as the Chairman of the Board of Kyocera (Tianjin) Solar Energy Co., Ltd., Representative Director and Chairman of Kyocera Solar Corporation, Representative Director and Chairman and President in Kyocera Korea Co., Ltd., and General Manager of Solar Energy Group and Corporate Electronic Components Group.

Hisao Hisaki has served as a Director of Kyocera Corporation since 1991. He became a Managing Executive Officer in 2003 and retired in 2005. He joined Kyocera Corporation in 1969 and has served as a Senior Managing Executive Officer and Chairman of the Board and the General Manager of Kyocera Tianjin Sales and Trading Corporation.

Yasuyuki Yamamoto has served as a Director of Kyocera Corporation since 2009. He became an Executive Officer in 2003 and a Senior Executive Officer in 2008. He joined Kyocera Corporation in 1976 and has served as a Managing Executive Officer and the Deputy General Manager of Corporate Communication Equipment Group.

Yoshihiro Kano has served as a Director of Kyocera Corporation since 2009. He became an Executive Officer in 2005. He joined Kyocera International, Inc. in 1980, transferred to Kyocera Corporation in 1991 and has served as a Managing Executive Officer and the General Manager of Corporate Development Group.

Goro Yamaguchi has served as a Director of Kyocera Corporation since 2009. He became an Executive Officer in 2003 and a Senior Executive Officer in 2005. He joined Kyocera Corporation in 1978 and has served as a Managing Executive Officer and the General Manager of Corporate Semiconductor Components Group.

Shoichi Aoki has served as a Director of Kyocera Corporation since 2009. He became an Executive Officer in 2005. He joined Kyocera Corporation in 1983 and has served as a Managing Executive Officer and the General Manager of Corporate Financial and Accounting Group.

Katsumi Komaguchi has served as a Director of Kyocera Corporation since 2009. He became an Executive Officer in 2008. He joined Kyocera Corporation in 1986 and has served as a Managing Executive Officer and the Representative Director and President of Kyocera Mita Corporation.

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

Osamu Nishieda has served as a Corporate Auditor of Kyocera Corporation since 1993. He has served as an In-House Council of Kyocera Corporation.

Kazuo Yoshida has served as a Corporate Auditor of Kyocera Corporation since 2008. He has served as Professor at Kyoto University.

Yoshinari Hara has served as a Corporate Auditor of Kyocera Corporation since 2009. He has served as Chief Corporate Adviser of Daiwa Securities Group Inc.

Kyocera adopts an “executive officer system,” which aims to establish corporate governance appropriate for a global corporation together with a decision making system responsive to the business environment and to train the next generation of senior executives.

The following table shows Kyocera’s Executive Officers as of June 25, 2009.

Name	Position
Tetsuo Kuba	Executive Officer and President
Tatsumi Maeda	Executive Officer and Vice President (General Manager of Corporate Solar Energy Group and Corporate Electronic Components Group)
Hisao Hisaki	Senior Managing Executive Officer (Chairman of the Board and General Manager of Kyocera Tianjin Sales and Trading Corporation)
Yasuyuki Yamamoto	Managing Executive Officer (Deputy General Manager of Corporate Communication Equipment Group)
Yoshihiro Kano	Managing Executive Officer (General Manager of Corporate Development Group)
Goro Yamaguchi	Managing Executive Officer (General Manager of Corporate Semiconductor Components Group)
Shoichi Aoki	Managing Executive Officer (General Manager of Corporate Financial & Accounting Group)
Katsumi Komaguchi	Managing Executive Officer (Representative Director and President of Kyocera Mita Corporation)
Hisashi Sakumi	Managing Executive Officer (General Manager of Corporate Environment Group)
Tsutomu Yamori	Managing Executive Officer (General Manager of Corporate General Affairs Human Resources Group)
Akiyoshi Okamoto	Managing Executive Officer (General Manager of Shanghai Kyocera Electronics Co., Ltd.)
Eiichi Toriyama	Managing Executive Officer (Deputy General Manager of Corporate Communication Equipment Group (In charge of Overseas Sales) and Representative Director and President of Kyocera Communications, Inc.)
Osamu Nomoto	Senior Executive Officer (General Manager of Corporate Legal and Intellectual Property Group)
Keijiro Minami	Senior Executive Officer (General Manager of Corporate R&D Group for Components and Devices)
Yoshihito Ohta	Senior Executive Officer (General Manager of Corporate Office of the Chief Executives)
Takenori Ugari	Senior Executive Officer (Deputy General Manager of Corporate Communication Equipment Group)

Name	Position
Yasushi Matsumura	Executive Officer (Representative Director and Vice President of Kyocera Kinseki Corporation)
Junichi Jinno	Executive Officer (General Manager of Corporate R&D Group for Equipment and Systems)
Gen Takayasu	Executive Officer (Deputy General Manager of Corporate Electronic Components Group)
Junzo Katsuki	Executive Officer (Deputy General Manager of Corporate Communication Equipment Group (In charge of Domestic Sales))
Masakazu Mitsuda	Executive Officer (General Manager of Corporate Business Systems Administration Group)
Toshimi Gejima	Executive Officer (General Manager of R&D Center Kagoshima, Corporate R&D Group for Components and Devices)
Michiaki Furuhashi	Executive Officer (General Manager of General Affairs Division, Corporate General Affairs Human Resources Group)
Mitsuru Imanaka	Executive Officer (Representative Director and President of Kyocera Fineceramics GmbH)
Yoichi Yamashita	Executive Officer (General Manager of Corporate Production Technology & Development Group)
Robert E. Whisler	Executive Officer (Director and President of Kyocera America Inc.)
John S. Rigby	Executive Officer (Director and President of Kyocera Industrial Ceramics Corporation)
Masaki Kozu	Executive Officer (General Manager of Corporate Education Group)
Hitoshi Takao	Executive Officer (General Manager of Corporate Thin Film Components Group)
Yoshiharu Nakamura	Executive Officer (Deputy General Manager of Dongguan Shilong Kyocera Optec Co., Ltd.)
Kazumasa Umemura	Executive Officer (General Manager of International Division, Corporate Office of the Chief Executives)
Takafumi Matsuda	Executive Officer (General Manager of Jewelry& Application Products Division)
Masaaki Itoh	Executive Officer (General Manager of Corporate Communications Division, Corporate General Affairs Human Resources Group)
Masahisa Shimizu	Executive Officer (Deputy General Manager of Corporate 2nd Mobile Communication Equipment Division, Corporate Communication Equipment Group)
Tsuyoshi Egami	Executive Officer (Deputy General Manager of Corporate Mobile Communication Equipment Technical Division, Corporate Communication Equipment Group)

Name	Position
Kouji Mae	Executive Officer (Representative Director and President of Kyocera SLC Technologies Corporation)
Motoo Kobayashi	Executive Officer Representative Director and president of Kyocera Communication Systems Co., Ltd.)
Nobuo Kitamura	Executive Officer (Deputy General Manager of Corporate Solar Energy Group)
Ken Ishii	Executive Officer (General Manager of Corporate Cutting Tool Group)
Takeshi Oda	Executive Officer (General Manager of Corporate Mobile Communication Equipment Technical Division, Corporate Communication Equipment Group)

B. Compensation

The aggregate amount of compensation, including bonuses, paid by Kyocera Corporation and its certain subsidiaries in fiscal 2009 to all Directors, Corporate Auditors and Executive Officers of Kyocera Corporation was ¥ 1,667 million ($ 17 million).

Under our prior remuneration system for Directors and Corporate Auditors, which was revised as explained below, when a Director or Corporate Auditor retired, a proposal to pay a lump sum retirement allowance was submitted to the ordinary general meeting of shareholders for approval. After such approval, the amount to be paid to each Director was considered and fixed by the Board of Directors, and the amount to be paid to each Corporate Auditor was also consulted with and fixed by the Board of Corporate Auditors. The amount to be paid to each Executive Officer is considered and fixed by the Board of Directors. Annual provisions were made in the accounts of Kyocera Corporation for the estimated cost of the retirement allowance for Directors, Corporate Auditors and Executive Officers. The annual provisions and costs charged to income for such retirement allowance in fiscal 2009 were ¥ 163 million ($2 million).

Our remuneration system for Directors and Corporate Auditors was revised following the approval of such revision by our shareholders at the general meeting of shareholders held on June 25, 2009. As revised, the above-mentioned retirement allowances were abolished, and instead the Directors receive “basic remuneration,” the aggregate amount of which shall be no more than ¥ 400 million per year, and “bonuses,” the aggregate amount of which shall not exceed the lower of 0.2% of the consolidated net income of Kyocera Corporation for the relevant fiscal year and ¥ 300 million per year. For those Directors who also serve as employees of Kyocera Corporation, such basic remuneration and bonuses do not include any salaries for their services as employees. The Corporate Auditors receive “basic remuneration,” the aggregate amount of which shall be no more than ¥ 100 million per year, and will not receive bonuses.

We have neither disclosed to our shareholders nor otherwise made public any of the information specified in this item for individually named Directors, Executive Officers or Corporate Auditors.

C. Board Practices

In accordance with the requirements of the Corporation Act of Japan (the Corporation Act), our Articles of Incorporation provide for not more than five Corporate Auditors. Corporate Auditors are elected at a general meeting of shareholders, and their normal term of office is four years. However, Corporate Auditors may serve any number of consecutive terms. At least half of the Corporate Auditors must be persons who have not been Directors or employees of Kyocera Corporation or its subsidiaries (Outside Corporate Auditors). Corporate Auditors form the Board of Corporate Auditors. Corporate Auditors are under a statutory duty to oversee the administration of our affairs by the Directors, to examine our financial statements and business reports to be submitted by the Board of Directors to the general meetings of shareholders and to report their opinions thereon to the shareholders. They are obliged to attend meetings of the Board of Directors and to express their opinions, but they are not entitled to vote. Corporate Auditors also have a statutory duty to provide their report on the audit report prepared by our independent certified public accountants to the Board of Corporate Auditors, which must submit its audit report to the Board of Directors. The Board of Corporate Auditors will also determine matters relating to the duties of the Corporate Auditors, such as audit policy and methods of investigation of our affairs.

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

D. Employees

At March 31, 2009, Kyocera had 59,514 employees, of whom 3,213 worked in the Fine Ceramic Parts Group, 8,347 worked in the Semiconductor Parts Group, 6,170 worked in the Applied Ceramic Products Group, 17,718 worked in the Electronic Device Group, 4,782 worked in the Telecommunications Equipment Group, 12,775 worked in the Information Equipment Group, 4,879 worked for Others and 1,630 worked in Corporate.

Although the number of employees worked in the Telecommunications Equipment Group increased by 1,800 as a result of the acquisition of the mobile phone-related business from Sanyo, total number of employees worked in the reporting segments other than the Telecommunications Equipment Group at March 31, 2009 decreased by 8,782 compared with those at March 31, 2008 due mainly to employee separations at subsidiaries outside Japan.

Kyocera Corporation had 13,973 employees, and their average age and average service years were 39.0 and 15.1 respectively.

Most regular employees of Kyocera Corporation, other than management, are members of the Kyocera Union. Over 90% of Kyocera Corporation’s regular employees are members of this union. The Kyocera Union is only open to Kyocera Corporation employees, not to our Japanese or overseas subsidiaries. The employees at three of our subsidiaries in Japan are unionized. Employees at our Japanese subsidiaries are not otherwise unionized. Our employees in the United States are generally unionized, and employees at some of our subsidiaries in other countries are unionized as well. Employees of our overseas subsidiaries belong to industry-wide labor unions, as opposed to a company-specific union like the Kyocera Union. Our relationship with our employee union groups is generally good. However, no assurance can be given that, in response to changing economic conditions and the our actions, labor unrest or strikes will not occur.

E. Share Ownership

Kyocera’s Directors, Corporate Auditors and Executive Officers as of June 25, 2009 owned 932,068 shares of Kyocera Corporation in total (904,353 shares of common stock of Kyocera Corporation and 27,715 ADRs of Kyocera Corporation), or 0.5% of the outstanding shares of Kyocera Corporation at March 31, 2009. The numbers of shares owned by each Directors, Corporate Auditors and Executive Officers are shown in the following table.

Name	Title	Number of Shares
Makoto Kawamura	Representative Director and Chairman	3,000
Yuzo Yamamura	Representative Director and Vice Chairman	82,000
Tetsuo Kuba	Representative Director and President	2,000
Tatsumi Maeda	Representative Director and Vice President	1,140
Hisao Hisaki	Director	5,171
YasuyukiYamamoto	Director	259
Yoshihiro Kano	Director	199
Goro Yamaguchi	Director	7,178
Shoichi Aoki	Director	1,085
Katsumi Komaguchi	Director	1,923
Rodney N. Lanthorne	Director	3,628 (ADR)
John S. Gilbertson	Director	18,867 (ADR)
Yoshihiko Nishikawa	Full-time Corporate Auditor	2,222
Kokichi Ishibitsu	Full-time Corporate Auditor	1,923
Osamu Nishieda	Corporate Auditor	736,086
Kazuo Yoshida	Corporate Auditor	36
Yoshinari Hara	Corporate Auditor	—
Hisashi Sakumi	Managing Executive Officer	9,000
Tsutomu Yamori	Managing Executive Officer	2,898
Akiyoshi Okamoto	Managing Executive Officer	5,262
Eiichi Toriyama	Managing Executive Officer	3,398
Osamu Nomoto	Senior Executive Officer	2,544
Keijiro Minami	Senior Executive Officer	1,099
Yoshihito Ota	Senior Executive Officer	3,599
Takenori Ugari	Senior Executive Officer	164
Yasushi Matsumura	Executive Officer	1,699
Junichi Jinno	Executive Officer	—
Gen Takayasu	Executive Officer	1,200
Junzo Katsuki	Executive Officer	1,198
Masakazu Mitsuda	Executive Officer	1,699
Toshimi Gejima	Executive Officer	1,480
Michiaki Furuhashi	Executive Officer	9,406
Mitsuru Imanaka	Executive Officer	1,100
Yoichi Yamashita	Executive Officer	199
Robert E. Whisler	Executive Officer	4,539 (ADR)
John S. Rigby	Executive Officer	681 (ADR)
Masaki Kozu	Executive Officer	1,982
Hitoshi Takao	Executive Officer	160
Yoshiharu Nakamura	Executive Officer	1,246
Kazumasa Umemura	Executive Officer	82
Takafumi Matsuda	Executive Officer	918
Masaaki Itoh	Executive Officer	246
Masahisa Shimizu	Executive Officer	87

Name	Title	Number of Shares
Tsuyoshi Egami	Executive Officer	16
Kouji Mae	Executive Officer	5,200
Motoo Kobayashi	Executive Officer	1,699
Nobuo Kitamura	Executive Officer	175
Ken Ishii	Executive Officer	2,007
Takeshi Oda	Executive Officer	368

Stock Option Plans

Previously, Kyocera provided three stock option plans for its Directors, Corporate Auditors, Corporate Executive Officers and certain key employees. The exercise periods for stock options under these plans all ended on September 30, 2008.

Item 7.    Major Shareholders and Related Party Transactions

A. Major Shareholders

As far as is known to us, Kyocera is not, directly or indirectly, owned or controlled by any other corporation or by the Japanese or any foreign government, and there is no arrangement which may at a subsequent date result in a change in control of Kyocera.

The following table shows the ten largest stockholders of record of Kyocera Corporation at March 31, 2009.

Name	Shares owned	Ownership
	(in thousands)	(%)
State Street Bank and Trust Company (Standing proxy: Mizuho Corporate Bank, Ltd.)	13,587	7.10
Japan Trustee Services Bank, Ltd. (Trust Account)	12,495	6.53
The Master Trust Bank of Japan, Ltd. (Trust Account)	11,855	6.20
Japan Trustee Services Bank, Ltd. (Trust Account 4G)	9,763	5.10
Kyocera Corporation	7,781	4.07
The Bank of Kyoto, Ltd.	7,218	3.77
Kazuo Inamori	6,806	3.56
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	5,076	2.65
The Inamori Foundation	4,680	2.45
Citibank As Depositary Bank For Depositary Receipt Holders (Standing proxy: The Bank of Tokyo- Mitsubishi UFJ, Ltd.)	3,839	2.01
Total	83,101	43.44

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

In accordance with the Financial Instruments and Exchange Law of Japan mentioned above, Mitsubishi UFJ Financial Group, Inc. and its related partners informed us that it became a holder of over 5% of the total issued voting shares of Kyocera Corporation on January 9, 2009 as follows. However, they are not included in the above major shareholders because we do not identify them as a single holder on our shareholders record as of March 31, 2009. None of them has voting rights that are different from those of other shareholders.

Name	Shares owned	Ownership
		(%)
Mitsubishi UFJ Financial Group, Inc. and its related partners	Holding 11,208 thousand shares as of December 29, 2008	5.86

Dodge & Cox and its related partners also informed us that they became a holder of over 5% of the total issued voting shares of Kyocera Corporation on June 4, 2009 as follows. However, they are not included in the above major shareholders because we do not identify them as a single holder on our shareholders record as of March 31, 2009. None of them has voting rights that are different from those of other shareholders.

Name	Shares owned	Ownership
		(%)
Dodge & Cox	Holding 9,977 thousand shares as of May 29, 2009	5.22

According to Citibank N.A., depositary for Kyocera’s ADSs, as of March 31, 2009, 6,902,780 shares of Kyocera’s common stock were held in the form of ADSs and there were 793 ADS holders of record in the United States. According to Kyocera’s register of shareholders, as of March 31, 2009, there were 65,582 holders of Kyocera’s common stock of record worldwide. As of March 31, 2009, there were 130 record holders of Kyocera’s common stock with addresses in the United States, holding 32,900,756 shares of the outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.

B. Related Party Transactions

Significant customer and Related Party Transactions

In fiscal 2009, Kyocera’s sales to KDDI Corporation amounted to ¥127,225 million ($1,285 million), or 11.3% of consolidated net sales.

KDDI Corporation provides telecommunication services, and Kyocera sells mainly telecommunication equipment to KDDI Corporation. Kyocera Corporation made an equity investment in KDDI Corporation when it was founded, and currently a director of Kyocera Corporation is a director of KDDI Corporation. At March 31, 2009, Kyocera Corporation’s equity interest in KDDI Corporation was 12.76%. Kyocera serves KDDI Corporation as an independent vendor in terms of price determination, remittance condition and product distribution. All of the agreements and ongoing contractual commitments between Kyocera and KDDI Corporation have been made on an arm’s-length basis. Kyocera expects that KDDI Corporation will remain a significant customer in the future.

For information regarding related party transactions with WILLCOM, Inc., an affiliate company of Kyocera, see note 7 to the Consolidated financial Statements in this annual report on Form 20-F.

C. Interests of Experts and Counsel

Not Applicable.

Item 8.    Financial Information

A. Consolidated Statements and Other Financial Information

Financial Statements

The information required by this item is set forth beginning on page F-3 of this annual report on Form 20-F.

Dividend Policy

Kyocera believes that the best way to increase corporate value and meet shareholders’ expectations is to improve future consolidated performance on an ongoing basis. Kyocera therefore has adopted a principal guideline that dividend amounts within a range based on net income on a consolidated basis, and has set its consolidated dividend policy to maintain a consolidated dividend ratio at a level of approximately 20% to 25% of consolidated net income. In addition, Kyocera determines dividend amounts based on an overall assessment, taking into account various factors including the amount of capital expenditures necessary for medium to long-term corporate growth.

Kyocera normally pays cash dividends twice per year as an interim and a year-end dividend. Year-end dividends must be approved by shareholders at the ordinary general shareholders’ meeting. In addition to year-end dividend, Kyocera may pay an interim dividend by resolution of its board of directors and without shareholder approval.

Kyocera also has adopted policies to ensure a sound financial basis, and, for such purpose, it sets aside other general reserves in preparation for the creation of new businesses, cultivation of new markets, development of new technologies and acquisition of outside management resources necessary to achieve sustainable corporate growth.

Based on performance during fiscal 2009 and pursuant to the aforementioned policies, Kyocera distributed a year-end dividend in the amount of 60 yen per share for the year ended March 31, 2009. When aggregated with the interim dividend in the amount of 60 yen per share, the total annual dividend was 120 yen per share, the same amount as fiscal 2008.

We held a board of directors meeting for the interim dividend on October 30, 2008.

B. Significant Changes

Except as disclosed in this annual report on Form 20-F, there have been no significant changes since March 31, 2009.

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

	Tokyo Stock Exchange		New York Stock Exchange
	Price per Share of Common Stock		Price per American Depositary Share*
Years ended March 31,	High	Low	High	Low
2005	¥9,630	¥7,080	$90.90	$67.81
2006	10,830	7,090	91.59	62.58
2007	11,590	8,180	98.01	71.73
2008	13,390	7,760	110.01	73.09
2009	10,940	4,330	100.78	45.41

Most Recent 6 months	High	Low	High	Low
December 2008	¥6,720	¥5,430	$74.64	$57.38
January 2009	7,360	5,600	76.61	62.77
February 2009	6,420	5,620	69.77	57.78
March 2009	7,090	5,310	72.45	52.98
April 2009	7,640	6,320	78.80	64.91
May 2009	8,170	7,180	82.03	75.71

*	The prices of American Depositary Shares are based upon reports by the New York Stock Exchange, with all fractional figures rounded up to the nearest two decimal points.

The following table shows the information about high and low sales prices for each quarterly period in fiscal 2008 and 2009 in respect of the shares of Common Stock of Kyocera Corporation on the Tokyo Stock Exchange, and the American Depositary Shares on the New York Stock Exchange.

For Voting Securities by Fiscal Quarter

		2008
		1st	2nd	3rd	4th
Common Stock:
Market price per share (A)	—High	¥13,180	¥13,390	¥11,190	¥9,560
	—Low	10,970	9,930	9,300	7,760
Cash dividends paid per share		60.00	—	60.00	—

American Depositary Share:
Market price per share (B)	—High	$108.00	$110.01	$95.97	$89.97
	—Low	94.07	87.16	81.00	73.09
Cash dividends paid per share (C)		0.48	—	0.54	—

		2009
		1st	2nd	3rd	4th
Common Stock:		¥10,940	¥10,080	¥8,090	¥7,360
Market price per share (A)		8,180	7,650	4,330	5,310
Cash dividends paid per share		60	—	60	—

American Depositary Share:
Market price per share (B)	—High	$100.78	$94.09	$76.16	$76.61
	—Low	82.23	72.86	45.41	52.98
Cash dividends paid per share (C)		0.56	—	0.64	—

(A)	Price on the Tokyo Stock Exchange
(B)	Price on the New York Stock Exchange
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

Capital Stock

General

On January 5, 2009, a new central clearing system for shares of Japanese listed companies was established pursuant to the Law Concerning Book-Entry Transfer of Corporate Bonds, Shares, etc. (including regulations promulgated thereunder, the Book-Entry Law), and the shares of all Japanese companies listed on any Japanese stock exchange, including Kyocera Corporation’s shares, became subject to this new system.

On the same day, all existing share certificates for such shares became null and void. At present, Japan Securities Depository Center, Inc. (JASDEC) is the only institution that is designated by the relevant authorities as a clearing house which is permitted to engage in the clearing operations of shares of Japanese listed companies under the Book-Entry Law. Under the new clearing system, in order for any person to hold, sell or otherwise dispose of shares of Japanese listed companies, it must have an account at an account management institution unless such person has an account at JASDEC. “Account management institutions” are financial instruments traders (i.e., securities companies), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-Entry Law, and only those financial institutions that meet further stringent requirements of the Book-Entry Law can open accounts directly at JASDEC.

Under the Book-Entry Law, any transfer of shares is effected through book entry, and title to the shares passes to the transferee at the time when the transferred number of the shares is recorded at the transferee’s account at an account management institution. The holder of an account at an account management institution is presumed to be the legal owner of the shares held in such account.

Under the Corporation Act of Japan and the Book-Entry Law, in order to assert shareholders’ rights against Kyocera Corporation, a shareholder must have its name and address registered in the register of shareholders of Kyocera Corporation, except in limited circumstances.

Non-resident shareholders are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Each such shareholder must give notice of such standing proxy or mailing address to the relevant account managing institution. Such notice will be forwarded to us through JASDEC. Japanese securities companies and commercial banks customarily act as standing proxies and provide related services for standard fees. Notices from us to non-resident shareholders are delivered to such standing proxies or mailing addresses.

The registered beneficial holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights.

Authorized capital

Article 6 of the Articles of Incorporation of Kyocera Corporation provides that the total number of shares authorized for issuance by Kyocera Corporation is 600,000,000 shares.

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

Restriction on distributions of Surplus

When Kyocera Corporation makes a distribution of Surplus, it must, until the sum of its additional paid-in capital and legal reserve reaches one-quarter of its stated capital, set aside in its additional paid-in capital and/or legal reserve an amount equal to one-tenth of the amount of Surplus so distributed

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

Transfer agent

Kyocera Corporation’s transfer agent is Daiko Clearing Services Corporation. Daiko Clearing Services Corporation maintains Kyocera Corporation’s register of shareholders and registers the names and addresses of Kyocera Corporation’s shareholders and other relevant information in Kyocera Corporation’s register of shareholders upon notice thereof from JASDEC, as described in (“—Record date”)

Record date

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

Under the Book-Entry Law, Kyocera Corporation is required to give notice of each record date to JASDEC at least two weeks prior to such record date. JASDEC is required to promptly give Kyocera Corporation notice of the names and addresses of Kyocera Corporation’s shareholders, the numbers of shares held by them and other relevant information as of such record date. Kyocera Corporation, upon receipt of each such notice, will update through the transfer agent its register of shareholders to reflect the information such notice contains.

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

“Unit” share system

Under Kyocera Corporation’s Articles of Incorporation, 100 shares constitute one “unit.” The Board of Directors is permitted to reduce the number of shares constituting a unit or to abolish the unit share system in its entirety by amending Kyocera Corporation’s Articles of Incorporation without approval by shareholders. The number of shares constituting one unit may not exceed the lesser of 1,000 and one-two hundredth of the total number of issued shares.

Under the new clearing system, shares constituting less than one unit are transferable. However, because shares constituting less than one unit do not comprise a trading unit, such shares may not be sold on the Japanese stock exchanges under the rules of the Japanese stock exchanges.

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

A holder of shares constituting less than one unit may require Kyocera Corporation to purchase such shares at their market value through the relevant account management institutions and JASDEC. The Articles of Incorporation and the Share Handling Regulations of Kyocera Corporation provide that a holder of shares constituting less than one unit has the right to require Kyocera Corporation to sell to such holder shares constituting less than one unit which, when added to shares constituting less than one unit currently owned by such holder, shall constitute a full one unit. Under the new clearing system, such request must be made through the relevant account management institutions and JASDEC. The request of such purchase or sale may not be withdrawn without Kyocera Corporation’s consent.

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

On June 26, 2009, the closing price of our shares of Common Stock on the Tokyo Stock Exchange was ¥7,340 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥5,000 and ¥10,000 per share, as well as the daily price limit if our per share price were to rise to between ¥10,000 and ¥20,000, or fall to between ¥3,000 and ¥5,000. Other daily price limits would apply if our per share price moved to other ranges.

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

Japan has income tax treaties, conventions or agreements, which generally provide that the rate of withholding tax may not exceed 15% for portfolio investors, with, among others, Australia, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden and Switzerland. Japan’s income tax treaties with France and the United Kingdom have recently been amended to reduce the maximum withholding tax rate to 10%. In principle, the rate of Japanese withholding tax applicable to dividends paid by Kyocera Corporation to non-residents or non-Japanese corporations is 20%. However, with respect to dividends paid by Kyocera Corporation to any corporate or individual shareholders who are non-residents of Japan or non-Japanese corporations, except for any individual shareholder who holds 5% or more of the outstanding total of the shares issued by Kyocera Corporation, the said 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before December 31, 2011 and (ii) 15% for dividends due and payable on or after January 1, 2012. Under Japanese tax law, whichever is the lower of the maximum rate provided in the relevant tax treaty, convention or agreement and the Japanese statutory rate will be applicable.

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

United States Taxation

The following discusses United States federal income tax consequences of the ownership of shares or ADSs. It only applies to U.S. holders (as defined below) who hold their shares or ADSs as capital assets. It does not address special classes of holders, some of whom may be subject to special rules including:

•	tax-exempt entities,

•	certain insurance companies,

•	broker-dealers,

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings,

•	investors liable for alternative minimum tax,

•	investors that hold shares or ADSs as part of a straddle or a hedging or conversion transaction,

•	investors whose functional currency is not the U.S. dollar, or

•	investors that actually or constructively own 10% or more of Kyocera Corporation’s voting stock.

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

Taxation of Dividends

Subject to the PFIC rules discussed below, under the United States federal income tax laws, if the investor is a U.S. holder, the gross amount of any dividend paid by Kyocera Corporation out of its current or accumulated earnings and profits, as determined for United States federal income tax purposes, is subject to United States federal income taxation. If the investor is a non-corporate U.S. holder, dividends paid in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable at a maximum rate of 15% provided that the shares or ADSs are held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid with respect to shares or ADSs generally will be qualified dividend income. The investor must include any Japanese tax withheld from the dividend payment in this gross amount even though it does not in fact receive it.

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

Dividends will constitute income from sources outside the United States. Dividends will, depending on the investor’s circumstances, generally be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to the investor.

Distributions of additional shares to the investor with respect to shares or ADSs that are made as part of a pro rata distribution to all shareholders of Kyocera Corporation generally will not be subject to United States federal income tax.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if the investor is a U.S. holder and the investor sells or otherwise disposes of its shares or ADSs, the investor will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that the investor realizes and its tax basis, determined in U.S. dollars, in its shares or ADSs. Capital gain of a non-corporate U.S. holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. Additionally, gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

PFIC Rules

Kyocera Corporation believes that its shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change.

In general, if the investor is a U.S. holder, Kyocera Corporation will be a PFIC with respect to the investor if for any taxable year in which the investor held our ADSs or shares:

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

If Kyocera Corporation is treated as a PFIC, and the investor is a U.S. holder that did not make a mark-to-market election, as described below, the investor will be subject to special rules with respect to:

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

The special PFIC tax rules described above will not apply to the investor if it makes a QEF election, that is, if the investor elects to have Kyocera Corporation treated as a qualified electing fund and Kyocera Corporation provides certain required information to the investor. Kyocera Corporation does not intend to provide U.S. holders with such information as may be required to make a QEF election effective.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

If the investor owns shares or ADSs in a PFIC that are treated as marketable stock, the investor may make a mark-to-market election. Kyocera Corporation’s shares and ADSs will be treated as marketable stock for a calendar year if they are regularly traded (within the meaning of applicable Treasury regulations) on a qualified exchange (which includes the New York Stock Exchange) during such calendar year. If the investor makes this election, the investor will not be subject to the PFIC rules described above. Instead, in general, the investor will include as ordinary income each year the excess, if any, of the fair market value of its shares or ADSs at the end of the taxable year over its adjusted basis in its shares or ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. The investor will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The investor’s basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts.

In addition, notwithstanding any election the investor makes with regard to the shares or ADSs, dividends that it receives from Kyocera Corporation will not constitute qualified dividend income to the investor if Kyocera Corporation is a PFIC either in the taxable year of the distribution or the preceding taxable year. Moreover, the investor’s shares or ADSs will be treated as stock in a PFIC if Kyocera Corporation was a PFIC which was not a qualified electing fund with respect to the investor at any time during its holding period in its shares or ADSs, even if Kyocera Corporation is not currently a PFIC. For purposes of this rule, if the investor makes a mark-to-market election with respect to its shares or ADSs, the investor will be treated as having a new holding period in its shares or ADSs beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies. Dividends that the investor receives that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, the investor must include the gross amount of any such dividend paid by Kyocera Corporation out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in its gross income, and it will be subject to tax at rates applicable to ordinary income.

If the investor owns shares or ADSs during any year that Kyocera Corporation is a PFIC with respect to the investor, it must file Internal Revenue Service Form 8621.

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

Foreign Currency Exchange Risk

Kyocera enters into foreign currency forward contracts and currency swap contracts to hedge certain existing assets and liabilities denominated in foreign currencies, principally the U.S. dollar and the Euro. All such contracts currently in effect will generally mature within four months. The following tables provide information about Kyocera’s major foreign currency forward contracts and currency swap contracts existing at March 31, 2009, which include hedge accounting setting forth the contract amounts, fair value, weighted average exchange rates and currency swap contracts. The contract amounts are generally used to calculate the contractual payments to be exchanged under the contracts.

	(Pay/Receive) (Except average contractual rates)
Forward exchange contracts to sell foreign currencies	Euro/Yen	US$/Yen	CZK/STG
	(Yen in millions)
Contract amounts	¥45,604	¥27,001	¥4,934
Fair value	(2,629)	(845)	(1)
Weighted average contractual rates	0.008	0.011	29.558

	(Receive/Pay) (Except average contractual rates)
Forward exchange contracts to purchase foreign currencies	Yen/US$	CZK/STG	US$/CZK
	(Yen in millions)
Contract amounts	¥5,239	¥4,934	¥4,900
Fair value	(238)	(22)	(0)
Weighted average contractual rates	94.556	29.419	0.049

	(S$ Receive/THB Pay)
	Expected maturity date						Total	Fair value
Currency swaps	2010	2011	2012	2013	2014	Thereafter
	(Yen in millions)
Contract amounts	¥52	50	49	47	46	87	¥331	¥(10)
Swap rates	0.039	0.039	0.040	0.041	0.041	0.042	—	—

	(Pay/Receive)
Forward exchange contracts to sell foreign currencies	Euro/Yen	US$/Yen	CZK/STG
	(U.S. dollars in thousands)
Contract amounts	$460,646	$272,737	$49,838
Fair value	(26,556)	(8,535)	(10)

	(Receive/Pay)
Forward exchange contracts to purchase foreign currencies	Yen/US$	CZK/STG	US$/CZK
	(U.S. dollars in thousands)
Contract amounts	$52,919	$49,838	$49,495
Fair value	(2,404)	(222)	(0)

	(S$ Receive/THB Pay)
	Expected maturity date
Currency swaps	2010	2011	2012	2013	2014	Thereafter	Total	Fair value
	(U.S. dollars in thousands)
Contract amounts	$525	505	495	475	465	879	$3,344	$(101)

Interest Rate Risk

Kyocera may enter into interest rate swaps and other contracts to reduce market risk exposure to changes in interest rates. The tables below provide information about Kyocera’s financial instruments that are sensitive to changes in interest rates.

Long term debt (including due within one year)	Average pay rate	Expected maturity date						Total	Fair value
		2010	2011	2012	2013	2014	Thereafter
	(Yen in millions)
Loans from banks and others	5.09%	¥13,865	10,827	7,304	6,029	2,434	1,944	¥42,403	¥42,611

Interest rate swaps
Notional principal amounts	Average receive rate	Average pay rate	Expected maturity date						Total	Fair value
			2010	2011	2012	2013	2014	Thereafter
(Variable to Fixed)			(Yen in millions)
650	4.46%	4.42%	¥—	—	—	650	—	—	¥650	¥(49)

Interest rate caps
			Expected maturity date
Contract Amounts	Premium Paid	Average Pay Rate	2010	2011	2012	2013	2014	Thereafter	Total	Fair value
	(Yen in millions)
2,275	16	4.41%	¥1,625	650	—	—	—	—	¥2,275	¥0

Long term debt (including due within one year)	Average pay rate	Expected maturity date						Total	Fair value
		2010	2011	2012	2013	2014	Thereafter
		(U.S. dollars in thousands)
Loans from banks and others	5.09%	$140,051	109,364	73,778	60,899	24,586	19,636	$428,314	$430,414

Interest rate swaps
Notional principal amounts	Average receive Rate	Average Pay Rate	Expected maturity date						Total	Fair value
			2010	2011	2012	2013	2014	Thereafter
(Variable to Fixed)			(U.S. dollars in thousands)
6,565	4.46%	4.42%	$—	—	—	6,565	—	—	$6,565	$(495)

Interest rate caps
Contract amounts	Premium Paid	Average Pay Rate	Expected maturity date						Total	Fair value
			2010	2011	2012	2013	2014	Thereafter
(U.S. dollars in thousands)
22,980	162	4.41%	$16,414	6,566	—	—	—	—	$22,980	$0

Equity Price Risk

Kyocera has marketable equity and debt securities that are classified as available-for-sale and are carried in the consolidated balance sheets at fair value. Changes in fair value are recognized as other comprehensive income, net of taxes, as a separate component of stockholders’ equity. Gross unrealized gains on marketable equity securities, which were ¥22,099 million ($223 million), included ¥15,540 million ($157 million) derived from unrealized gain of KDDI Corporation held by Kyocera. Detailed information appears in Note 4 to the Consolidated Financial Statements included in this annual report on Form 20-F. Kyocera evaluates whether declines in fair value of debt and equity securities with readily determinable fair values are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost and the anticipated recoverability of fair value in the future. Other-than-temporary loss on debt and equity securities with readily determinable fair values for the years ended March 31, 2007, 2008 and 2009 amounted to ¥797 million, ¥174 million and ¥6,875 million ($69 million), respectively. At March 31, 2009, Kyocera held the following available-for-sale marketable equity and debt securities.

	March 31, 2009
	Cost	Fair Value	Cost	Fair Value
	(Yen in millions and U.S. dollars in thousands)
Due within 1 year	¥5,306	¥5,097	$53,596	$51,485
Due after 1 year to 5 years	9,423	8,945	95,181	90,354
Due after 5 years	2,871	2,537	29,000	25,626
Equity securities	270,156	291,137	2,728,849	2,940,778

	¥287,756	¥307,716	$2,906,626	$3,108,243

Item 12.    Description of Securities Other Than Equity Securities

Not Applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.    Material Modification to Rights of Security Holders and Use of Proceeds

None.

Item 15.    Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Kyocera’s management, with the participation of its principal executive and principal financial officers, evaluated the effectiveness of Kyocera’s disclosure controls and procedures (as defined in Rules 13a-15(e) under the U.S. Securities Exchange Act of 1934) as of March 31, 2009. Based on that evaluation, Kyocera’s principal executive and principal financial officers concluded that the disclosure controls and procedures were effective as of that date.

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

Kyocera’s management, with the participation of its principal executive and principal financial officers, evaluated the effectiveness of Kyocera’s internal control over financial reporting using the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, Kyocera’s management concluded that Kyocera’s internal control over financial reporting was effective as of March 31, 2009. Kyocera’s independent registered public accounting firm, Kyoto Audit Corporation , has audited the effectiveness of Kyocera’s internal control over financial reporting as of March 31, 2009, as stated in their report which appears on page F-1 of this annual report on Form 20-F.

Kyocera’s management has excluded TA Triumph Adler AG (TAAG) in Germany and its subsidiaries from its assessment of internal control over financial reporting as of March 31, 2009. Kyocera Mita Corporation, our subsidiary, consolidated TAAG from January 21, 2009. Total assets of TAAG and its subsidiaries as of March 31, 2009 and its total revenues for the period from January 21, 2009 through March 31, 2009 represent approximately 5% and less than 1%, respectively, of the related consolidated financial statement amounts of Kyocera as of and for the year ended March 31, 2009.

Evaluation of Changes in Internal Control over Financial Reporting

Kyocera’s management, with the participation of its principal executive and principal financial officers, also carried out an evaluation of changes in our internal control over financial reporting during the year ended March 31, 2009. Based on that evaluation, there was no change in Kyocera’s internal control over financial reporting that occurred during the year ended March 31, 2009 that materially affected, or is reasonably likely to materially affect, Kyocera’s internal control over financial reporting.

Item 16A.    Audit Committee Financial Expert

The Board of Corporate Auditors of Kyocera has determined that Kyocera does not have an “audit committee financial expert” as defined in Item 16A of Form 20-F serving on the Board of Corporate Auditors after the general shareholders’ meeting on June 25, 2009. Previously, Mr. Shigekazu Tamura, who retired as a Corporate Auditor on June 25, 2009, qualified as an “audit committee financial expert.” Candidates to replace him and one other Corporate Auditors who were elected as Corporate Auditor at the general shareholders’ meeting on June 25, 2009, had been selected on the basis of their meeting the requirements for a corporate auditor under the Corporation Act of Japan. We were unable to find a candidate who also met the requirements for an “audit committee financial expert” as specified by Item 16A of Form 20-F in time for the general shareholders’ meeting. We believe, however, that the combined knowledge, skills and experience of the current Corporate Auditors enable them, as a group, to act effectively in the fulfillment of their tasks and responsibilities, including those under the Sarbanes-Oxley Act of 2002. In addition, the Corporate Auditors have the power and authority to engage outside experts, including those who have the attributes described in Item 16A(b) of Form 20-F, as they deem appropriate to provide them with advice on matters related to their tasks and responsibilities.

Item 16B.    Code of Ethics

Kyocera has adopted a code of ethics that applies to Chief Executive Officer, Chief Financial Officer and the members of Kyocera Disclosure Committee. Kyocera’s code of ethics, which is Exhibit 11.1 to this annual report on Form 20-F, is incorporated herein by reference.

Item 16C.    Principal Accountant Fees and Services

Principal Independent Registered Public Accounting Firm Fees

Kyoto Audit Corporation served as our independent registered public accounting firm for fiscal 2008 and fiscal 2009 and audited our consolidated financial statements included in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Kyoto Audit Corporation, a cooperating firm of PricewaterhouseCoopers, and member firms of PricewaterhouseCoopers to Kyocera in fiscal 2008 and fiscal 2009.

	Years ended March 31,
	2008	2009	2009
	(Yen in millions and U.S. dollars in thousands)
Audit Fees (1)	¥1,637	¥1,460	$14,748
Audit-related Fees (2)	9	93	939
Tax Fees (3)	479	306	3,091
All Other Fees (4)	18	9	91

Total	¥2,143	¥1,868	$18,869

(1)	Amounts represent fees for the annual audit of Kyocera for fiscal 2008 and fiscal 2009, reviews of Kyocera’s financial statements for interim periods, other regulatory filings in fiscal 2008 and fiscal 2009 and the statutory audit of internal control over financial reporting for fiscal 2008 and fiscal 2009.
(2)	Amounts primarily represent fees for other procedures related to documents filed with the SEC and consultations concerning financial accounting and reporting standards in fiscal 2008 and fiscal 2009. Amounts for fiscal 2009 also included due diligence services concerning business combinations.
(3)	Amounts represent fees for tax services performed by the tax department of the independent registered public accounting firm other than financial audit and international tax compliance in fiscal 2008 and fiscal 2009.
(4)	All other fees for fiscal 2008 included fees for advisory assurance service of the preparation of Kyocera’s sustainability report, which was made once every two years.

Policies and Procedures of the Board of Corporate Auditors

In accordance with the regulations of the Securities and Exchange Commission issued pursuant to Sections 202 and 208 of the Sarbanes-Oxley Act of 2002, our Board of Corporate Auditors has adopted a pre-approval policy regarding non-audit work performed by Kyoto Audit Corporation and by member firms of the PricewaterhouseCoopers network for Kyocera and its subsidiaries, other than such work performed for AVX Corporation, which is itself an SEC-reporting entity and follows the pre-approval policy that its audit committee has adopted. Under Kyocera’s pre-approval policy, there are two types of pre-approval procedures, “General Pre-Approval” and “Specific Pre-Approval.”

Under the pre-approval procedure for “General Pre-Approval,” each of Kyocera group companies (other than AVX Corporation) must make a proposal to Kyocera’s Board of Corporate Auditors for the types of services and estimated fee levels of each category of services to be generally pre-approved. Such proposal must be made annually. If such proposal is accepted, Kyocera’s Board of Corporate Auditors includes these services in a “General Pre-Approved List.” In addition, our Board of Corporate Auditors is notified of each such service actually rendered.

Under the pre-approval procedure for “Specific Pre-Approval,” if any proposed services are not on the General Pre-Approved List, each of Kyocera group companies (other than AVX Corporation) must submit an application to Kyocera’s Board of Corporate Auditors for such services. After reviewing the details and estimated fee levels for each engagement, Kyocera’s Board of Corporate Auditors may make a specific pre-approval decision on these services. Also, if any approved services in the General Pre-Approved List exceed the fee levels prescribed on the List, each of Kyocera group companies (other than AVX Corporation) must submit an application to Kyocera’s Board of Corporate Auditors for new fee levels for such services. Kyocera’s Board of Corporate Auditors may make a pre-approval decision after reviewing the details of the services and the estimated fee levels for each engagement.

All of the services provided by Kyoto Audit Corporation, a cooperating firms of PricewaterhouseCoopers, or by member firm of PricewaterhouseCoopers network since Rule 2-01(c)(7) of Regulation S-X became effective were approved by Kyocera’s Board of Corporate Auditors pursuant to the pre-approval policy described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

Item 16D.    Exemption from the Listing Standards for Audit Committees

With respect to the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 relating to listed company audit committees, which apply to us through Section 303A.06 of the New York Stock Exchange’s Listed Company Manual, we rely on an exemption provided by paragraph (c)(3) of that Rule available to foreign private issuers with boards of corporate auditors meeting certain requirements. For a New York Stock Exchange-listed Japanese company with a board of corporate auditors, the requirements for relying on paragraph (c)(3) of Rule 10A-3 are as follows:

(a)	The board of corporate auditors must be established, and its members must be selected, pursuant to Japanese law expressly requiring such a board for Japanese companies that elect to have a corporate governance system with corporate auditors.

(b)	Japanese law must and does require the board of corporate auditors to be separate from the board of directors.

(c)	None of the members of the board of corporate auditors is elected by management, and none of the listed company’s executive officers is a member of the board of corporate auditors.

(d)	Japanese law must and does set forth standards for the independence of all members of the board of corporate auditors from the listed company or its management. Also, under Japanese law, at least half of a company’s corporate auditors must be “outside” corporate auditors, to whom additional independence requirements apply.

(e)	The board of corporate auditors, in accordance with Japanese law or the listed company’s governing documents, must be responsible, to the extent permitted by Japanese law, for the appointment, retention and oversight of the work of any registered public accounting firm engaged (including, to the extent permitted by Japanese law, the resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed company, including its principal accountant which audits its consolidated financial statements included in its annual reports on Form 20-F.

(f)	To the extent permitted by Japanese law:

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

Item 16E.    Purchase of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth certain information with respect to purchases of our own shares by us and our affiliated purchasers.

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
April 1 to April 30, 2008	1,579	¥8,566.47	—	—
May 1 to May 31, 2008	1,082	9,660.06	—	—
June 1 to June 30, 2008	1,229	10,445.23	—	—
July 1 to July 31, 2008	7,601	9,524.40	—	—
August 1 to August 31, 2008	3,072	9,284.98	—	—
September 1 to September 30, 2008	1,970	8,591.19	—	—
October 1 to October 31, 2008	994	6,636.47	—	—
November 1 to November 30, 2008	216,272	5,936.00	215,200	—
December 1 to December 31, 2008	6,045,344	6,078.97	6,040,800	—
January 1 to January 31, 2009	138	6,159.57	—	—
February 1 to February 28, 2009	1,678	6,012.38	—	—
March 1 to March 31, 2009	2,197	5,923.83	—	—

Total	6,283,156	6,082.68	6,256,000	—

(1)	A resolution approved at the meeting of our board of directors held on November 27, 2008 authorized Kyocera to acquire up to 8,000,000 shares with an aggregate purchase price of ¥38,000 million ($ 384 million) during the period from November 28, 2008 to December 22, 2008.
(2)	As of December 24, 2008, Kyocera had completed the share repurchase plans or programs listed above.
(3)	Under the Corporation Act, a holder of shares constituting less than one full unit may request Kyocera to purchase such shares at their market value. Except the purchase of 6,256,000 shares, purchases described in the above table were made pursuant to such requests by shareholders. As to “unit share system,” see Memorandum and Articles of Association—Capital stock—in “Item 10. Additional Information.”

Item 16F.    Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G.    Corporate Governance

Companies listed on the New York Stock Exchange (NYSE) must comply with certain standards regarding corporate governance under Section 303A of the NYSE Listed Company Manual. However, listed companies that are foreign private issuers, such as Kyocera Corporation, are permitted to follow home country practice in lieu of certain provisions of Section 303A.

The following table shows the significant differences between the corporate governance practices followed by U.S. listed companies under Section 303A of the NYSE Listed Company Manual and those followed by Kyocera Corporation.

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Kyocera Corporation

1. An NYSE-listed U.S. company must have a majority of directors meeting the independence requirements under Section 303A of the NYSE Listed Company Manual.

For large Japanese companies, including Kyocera Corporation, which employ a corporate governance system based on a board of corporate auditors, the Corporation Act of Japan (the Corporation Act) has no independence requirement with respect to directors. The task of overseeing management and independent auditors is assigned to the corporate auditors, who are separate from Kyocera Corporation’s management. All Corporate auditors must meet certain independence requirements under the Corporation Act.

For large Japanese companies with a board of corporate auditors, including Kyocera Corporation, half or more of the members of such board must be “outside” corporate auditors. Such “outside” corporate auditors must meet additional independence requirements under the Corporation Act. An “outside” corporate auditor means a corporate auditor who has not served as a director, manager or other employee of Kyocera Corporation or any of its subsidiaries previously.

As of March 31, 2009, Kyocera Corporation had five corporate auditors, of whom three were outside corporate auditors.

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Kyocera Corporation

2. An NYSE-listed U.S. company must have an audit committee composed entirely of independent directors, and the audit committee must have at least three members.

Kyocera Corporation employs a board of corporate auditors as described above. Under this system, the board of corporate auditors is a legally separate and independent body from the board of directors. The function of the board of corporate auditors is similar to that of members of the audit committee of a U.S. company: to audit the performance of the directors, and review and express opinions on the method of auditing by Kyocera Corporation’s independent auditors and on such independent auditors’ audit reports, for the protection of Kyocera Corporation’s shareholders.

Kyocera Corporation and other large Japanese companies, other than those which adopt a committee system under the Corporation Act or which adopt restrictions on share transfer, are required to have at least three corporate auditors. As of March 31, 2008, Kyocera Corporation had five corporate auditors. Each corporate auditor serves a four-year term of office. In contrast, the term of office of each director of Kyocera Corporation is two years.

With respect to the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 relating to listed company audit committees, Kyocera Corporation relies on an exemption under that rule which is available to foreign private issuers with boards of corporate auditors meeting certain requirements.

3. An NYSE-listed U.S. company must have a nominating/corporate governance committee composed entirely of independent directors.	Kyocera Corporation’s directors are elected at a general meeting of shareholders. Its board of directors does not have the power to fill vacancies thereon. Kyocera Corporation’s corporate auditors are also elected at a general meeting of shareholders. A proposal by Kyocera Corporation’s board of directors to elect a corporate auditor must be approved by a resolution of its board of corporate auditors. The board of corporate auditors is empowered to adopt a resolution requesting that Kyocera Corporation’s directors submit a proposal for election of a corporate auditor to a general meeting of shareholders. The corporate auditors have the right to state their opinions concerning election of a corporate auditor at the general meeting of shareholders.

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Kyocera Corporation

4. An NYSE-listed U.S. company must have a compensation committee composed entirely of independent directors.	The total amount of compensation for Kyocera Corporation directors and the total amount of compensation for Kyocera Corporation corporate auditors are proposed to, and voted upon by, a general meeting of shareholders. Once the proposal for each of such total amount of compensation is approved at the general meeting of shareholders, each of the board of directors and board of corporate auditors allocates the respective total amount among its respective members.

5. An NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.	Japanese companies, including Kyocera Corporation, often issue “stock acquisition rights” (granting the holder thereof the right to acquire from the issuer shares of its common stock at a prescribed price) for the purpose of granting stock options to their officers, etc. Typically, when stock acquisition rights are used for such purpose, they are issued under terms and conditions which are especially favorable to the recipients thereof, and because of that, such issuance is subject to approval at a general meeting of shareholders under the Corporation Act. Kyocera Corporation obtains approval at a general meeting of shareholders with respect to its issuance of stock acquisition rights for stock option purposes.

PART IV

Item 17.    Financial Statements

In lieu of responding to this item, we have responded to Item 18 of this annual report on Form 20-F.

Item 18.    Financial Statements

The information required by this item is set forth beginning on page F-1 of this annual report on Form 20-F.

Description		Page

(1)	Report of Independent Registered Public Accounting Firm related to the Consolidated Financial Statements listed below	F-1 & F-2

(2)	Consolidated Balance Sheets at March 31, 2008 and 2009	F-3 & F-4

(3)	Consolidated Statements of Income for the years ended March 31, 2007, 2008 and 2009	F-5

(4)	Consolidated Statements of Stockholders’ Equity for the years ended March 31, 2007, 2008 and 2009	F-6 & F-7

(5)	Consolidated Statements of Cash Flows for the years ended March 31, 2007, 2008 and 2009	F-8

(6)	Notes to the Consolidated Financial Statements	F-9 to F-63

Item 19.    Exhibits

Exhibit Number	Description
1.1	Articles of Incorporation (English translation)

1.2	Share Handling Regulations of the Registrant (English translation)

1.3	Regulations of the Board of Directors of the Registrant (English translation) (incorporated by reference to the Registrant’s annual report on Form 20-F filed on June 29, 2006)

1.4	Regulations of the Board of Corporate Auditors of the Registrant (English translation) (incorporated by reference to the Registrant’s annual report on Form 20-F filed on July 5, 2007)

2.1	Amended and Restated Deposit Agreement, dated as of June 29, 1998 among Kyocera Corporation, Citibank N.A. as Depositary and all owners and holders from time to time of American Depositary Receipts, as amended by Amendment No. 1 thereto, dated as of January 5, 1999 (incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 24, 2001), as further amended by Amendment No. 2 thereto, dated as of December 21, 2007, including the form of American Depositary Receipt (incorporated by reference to Post-effective Amendment No.2 to the Registrant’s Registration Statement on Form F-6 filed on December 4, 2007 (File No. 333 - 07222))

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of the Registrant’s annual report on Form 20-F)

11.1	Code of Ethics (incorporated by reference to the Registrant’s annual report on Form 20-F filed on July 5, 2007)

12.1	Certification of the principal executive officer of the Registrant required by Rule 13a-14(a)

12.2	Certification of the principal financial officer of the Registrant required by Rule 13a-14(a)

13.1	Certification of the principal executive officer of the Registrant required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of the principal financial officer of the Registrant required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Consent of Kyoto Audit Corporation with respect to its report on the audit of the financial statements included in the Registrant’s annual report on Form 20-F

Kyocera has not included as exhibits certain instruments with respect to its long-term debt, the amount of debt authorized under each of which does not exceed 10% of its total assets, and it agrees to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

Report of Independent Registered Public Accounting Firm

To Board of Directors and Stockholders of

Kyocera Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Kyocera Corporation and its consolidated subsidiaries (the “Company”) at March 31, 2008 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 11 to the consolidated financial statements, the Company changed the manner in which it accounts for defined benefit pension plans effective March 31, 2007.

As described in Note 1 to the consolidated financial statements, the Kyocera Corporation and its domestic subsidiaries changed its depreciation method effective April 1, 2007.

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

As described in Management’s Report on Internal Control over Financial Reporting appearing under Item 15, Kyocera’s management has excluded TA Triumph Adler AG (“TAAG”) in Germany and its subsidiaries from its assessment of internal control over financial reporting as of March 31, 2009. Kyocera Mita Corporation, a subsidiary of Kyocera Corporation, consolidated TAAG from January 21, 2009. We have also excluded TAAG from our audit of internal control over financial reporting. Total assets of TAAG and its subsidiaries as of March 31, 2009 and its total revenues for the period from January 21, 2009 through March 31, 2009 represent approximately 5% and less than 1%, respectively, of the related consolidated financial statement amounts of the Company as of and for the year ended March 31, 2009.

/s/ Kyoto Audit Corporation

Kyoto, Japan
June 26, 2009.

Consolidated Balance Sheets

Kyocera Corporation and Consolidated Subsidiaries

March 31, 2008 and 2009

ASSETS	2008	2009	2009
	(Yen in millions and U.S. dollars and shares in thousands—Note 2)
Current assets:
Cash and cash equivalents (Note 14)	¥447,586	¥269,247	$2,719,667
Short-term investments (Notes 4, 14 and 15)	147,503	202,143	2,041,849
Trade receivables (Note 7):
Notes	20,375	13,750	138,889
Accounts	205,522	158,754	1,603,576

	225,897	172,504	1,742,465
Less allowances for doubtful accounts and sales returns (Note 6)	(4,352)	(4,669)	(47,162)

	221,545	167,835	1,695,303
Inventories (Note 5)	205,212	199,641	2,016,576
Deferred income taxes (Note 19)	41,244	35,187	355,424
Other current assets (Notes 8, 13 and 15)	55,135	78,263	790,535

Total current assets	1,118,225	952,316	9,619,354

Investments and advances:
Investments in and advances to affiliates and unconsolidated subsidiaries (Note 7)	16,753	19,376	195,717
Securities and other investments (Notes 4, 14 and 15)	437,369	351,849	3,554,031

	454,122	371,225	3,749,748

Property, plant and equipment, at cost (Notes 10 and 18):
Land	57,155	57,077	576,535
Buildings	274,206	288,460	2,913,737
Machinery and equipment	718,812	707,399	7,145,445
Construction in progress	17,920	6,397	64,616

	1,068,093	1,059,333	10,700,333
Less accumulated depreciation	(782,194)	(793,279)	(8,012,919)

	285,899	266,054	2,687,414
Goodwill (Notes 3 and 9)	39,794	63,226	638,646
Intangible assets (Notes 3, 9 and 10)	29,829	60,077	606,838
Other assets (Notes 8 and 19)	48,877	60,904	615,192

	¥1,976,746	¥1,773,802	$17,917,192

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

March 31, 2008 and 2009

LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS’ EQUITY	2008	2009	2009
	(Yen in millions and U.S. dollars and shares in thousands—Note 2)
Current liabilities:
Short-term borrowings (Notes 10 and 14)	¥7,279	¥11,000	$111,111
Current portion of long-term debt (Notes 10 and 14)	3,432	13,865	140,051
Notes and accounts payable:
Trade	95,390	62,579	632,111
Other	66,757	43,452	438,909
Accrued liabilities:
Payroll and bonus	43,207	41,756	421,778
Income taxes	27,118	7,430	75,050
Other	32,815	26,967	272,394
Other current liabilities (Notes 13, 15 and 19)	25,684	30,912	312,242

Total current liabilities	301,682	237,961	2,403,646

Long-term debt (Notes 10 and 14)	8,298	28,538	288,263
Accrued pension and severance liabilities (Note 11)	15,041	34,567	349,162
Deferred income taxes (Note 19)	118,016	71,539	722,616
Other non-current liabilities (Note 19)	17,542	18,109	182,919

Total liabilities	460,579	390,714	3,946,606

Minority interests in subsidiaries	65,002	59,425	600,253

Commitments and contingencies (Note 16)

Stockholders’ equity (Note 17):
Common stock:
Authorized 600,000 shares
Issued 191,309 shares	115,703	115,703	1,168,717
Additional paid-in capital	162,864	163,151	1,647,990
Retained earnings	1,143,821	1,150,050	11,616,667
Accumulated other comprehensive income	44,066	(54,673)	(552,253)
Common stock in treasury, at cost:
1,885 shares at March 31, 2008 and 7,781 shares at March 31, 2009	(15,289)	(50,568)	(510,788)

Total stockholders’ equity	1,451,165	1,323,663	13,370,333

	¥1,976,746	¥1,773,802	$17,917,192

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2009

	2007	2008	2009	2009
	(Yen in millions and U.S. dollars and shares in thousands, except per share amounts—Note 2)
Net sales (Notes 7 and 13)	¥1,283,897	¥1,290,436	¥1,128,586	$11,399,859
Cost of sales (Note 13)	900,470	883,763	836,638	8,450,889

Gross profit	383,427	406,673	291,948	2,948,970
Selling, general and administrative expenses (Note 20)	248,325	254,253	248,529	2,510,394

Profit from operations	135,102	152,420	43,419	438,576
Other income (expenses):
Interest and dividend income	15,472	18,444	15,441	155,970
Interest expense	(1,647)	(1,480)	(1,206)	(12,182)
Foreign currency transaction losses, net (Note 13)	(65)	(956)	(91)	(919)
Equity in earnings of affiliates and unconsolidated subsidiaries (Notes 7 and 13)	2,621	6,091	6,460	65,253
Gains (losses) on sales of securities, net (Note 4)	3,819	(622)	(2,840)	(28,687)
Losses on impairment of securities (Note 4)	(85)	(248)	(7,141)	(72,131)
Other, net	1,323	1,193	1,940	19,595

	21,438	22,422	12,563	126,899

Income from continuing operations before income taxes and minority interests	156,540	174,842	55,982	565,475
Income taxes (Note 19):
Current	53,765	61,662	18,927	191,182
Deferred	(4,878)	(1,427)	3,852	38,909

	48,887	60,235	22,779	230,091

Income from continuing operations before minority interests	107,653	114,607	33,203	335,384
Minority interests	(6,324)	(7,363)	(3,697)	(37,344)

Income from continuing operations	101,329	107,244	29,506	298,040
Income from discontinued operations (Note 24)	5,175	—	—	—

Net income	¥106,504	¥107,244	¥29,506	$298,040

Earnings per share (Note 22):
Income from continuing operations:
Basic	¥538.52	¥566.58	¥157.27	$1.59
Diluted	537.35	565.80	157.23	1.59
Income from discontinued operations:
Basic	27.51	—	—	—
Diluted	27.44	—	—	—
Net income:
Basic	566.03	566.58	157.27	1.59
Diluted	564.79	565.80	157.23	1.59
Cash dividends declared per share:
Per share of common stock	110.00	120.00	120.00	1.21
Average number of shares of common stock outstanding:
Basic	188,160	189,283	187,618
Diluted	188,573	189,544	187,661

The accompanying notes are an integral part of these statements.

Consolidated Statements of Stockholders’ Equity

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings (Note 17)	Accumulated Other Comprehensive Income (Note 17)	Treasury Stock (Note 17)	Comprehensive Income
	(Yen in millions and U.S. dollars and shares in thousands—Note 2)
Balance, March 31, 2006 (187,755)	¥115,703	¥161,994	¥967,576	¥72,947	¥(29,143)
Net income for the year			106,504			¥106,504
Foreign currency translation adjustments				10,474		10,474
Minimum pension liability adjustment—net of taxes of ¥108 (Note 11)				(82)		(82)
Net unrealized gains on securities—net of taxes of ¥70,986 (Note 4)				103,334		103,334
Reclassification adjustments for net gains on securities—net of taxes of ¥6 (Note 4)				(1,313)		(1,313)
Net unrealized gains on derivative financial instruments				89		89
Reclassification adjustments for net losses on derivative financial instruments				49		49

Total comprehensive income for the year						¥219,055

Adjustment for initially applying SFAS No. 158—net of taxes of ¥12,035 (Note 11)				17,558
Cash dividends			(18,787)
Purchase of treasury stock (24)					(251)
Reissuance of treasury stock (918)		127			7,539
Stock option plan of subsidiaries		242

Balance, March 31, 2007 (188,649)	115,703	162,363	1,055,293	203,056	(21,855)
Cumulative effect of applying FIN 48 to opening balance (Note 19)			3,968
Net income for the year			107,244			¥107,244
Foreign currency translation adjustments				(36,698)		(36,698)
Pension adjustments—net of taxes of ¥914 (Note 11)				(762)		(762)
Reclassification adjustments for pension adjustments net of taxes of ¥1,191 (Note 11)				(1,792)		(1,792)
Net unrealized losses on securities—net of taxes of ¥83,189 (Note 4)				(118,541)		(118,541)
Reclassification adjustments for net gains on securities—net of taxes of ¥11 (Note 4)				(1,330)		(1,330)
Net unrealized gains on derivative financial instruments				210		210
Reclassification adjustments for net gains on derivative financial instruments				(77)		(77)

Total comprehensive income (loss) for the year						¥(51,746)

Cash dividends			(22,684)
Purchase of treasury stock (18)					(211)
Reissuance of treasury stock (823)		254			6,777
Stock option plan of subsidiaries		247

	Common Stock	Additional Paid-in Capital	Retained Earnings (Note 17)	Accumulated Other Comprehensive Income (Note 17)	Treasury Stock (Note 17)	Comprehensive Income
	(Yen in millions and U.S. dollars and shares in thousands—Note 2)
Balance, March 31, 2008 (189,454)	115,703	162,864	1,143,821	44,066	(15,289)
Adjustment for applying SFAS No. 158 to opening balance of retained earnings—net of taxes of ¥214 (Note 11)			(522)
Adjustment for applying SFAS No. 158 to opening balance of pension adjustments-net of taxes of ¥291 (Note 11)				(418)
Net income for the year			29,506			¥29,506
Foreign currency translation adjustments				(32,408)		(32,408)
Pension adjustments—net of taxes of ¥4,945 (Note 11)				(10,494)		(10,494)
Reclassification adjustments for pension adjustments net of taxes of ¥1,393 (Note 11)				(1,900)		(1,900)
Net unrealized losses on securities—net of taxes of ¥37,734 (Note 4)				(54,894)		(54,894)
Reclassification adjustments for net losses on securities—net of taxes of ¥903 (Note 4)				1,716		1,716
Net unrealized losses on derivative financial instruments (Note 13)				(565)		(565)
Reclassification adjustments for net losses on derivative financial instruments (Note 13)				224		224

Total comprehensive income (loss) for the year						¥(68,815)

Cash dividends			(22,755)
Purchase of treasury stock (6,283)					(38,219)
Reissuance of treasury stock (357)		106			2,940
Stock option plan of subsidiaries		181

Balance, March 31, 2009 (183,528)	¥115,703	¥163,151	¥1,150,050	¥(54,673)	¥(50,568)

Balance, March 31, 2008	$1,168,717	$1,645,091	$11,553,748	$445,111	$(154,434)
Adjustment for applying SFAS No. 158 to opening balance of retained earnings—net of taxes of $2,162 (Note 11)			(5,273)
Adjustment for applying SFAS No. 158 to opening balance of pension adjustments—net of taxes of $2,939 (Note 11)				(4,222)
Net income for the year			298,040			$298,040
Foreign currency translation adjustments				(327,353)		(327,353)
Pension adjustments—net of taxes of $49,949 (Note 11)				(106,001)		(106,001)
Reclassification adjustments for pension adjustments net of taxes of $14,071 (Note 11)				(19,192)		(19,192)
Net unrealized losses on securities—net of taxes of $381,152 (Note 4)				(554,485)		(554,485)
Reclassification adjustments for net losses on securities—net of taxes of $9,121 (Note 4)				17,334		17,334
Net unrealized losses on derivative financial instruments (Note 13)				(5,707)		(5,707)
Reclassification adjustments for net losses on derivative financial instruments (Note 13)				2,262		2,262

Total comprehensive income (loss) for the year						$(695,102)

Cash dividends			(229,848)
Purchase of treasury stock					(386,051)
Reissuance of treasury stock		1,071			29,697
Stock option plan of subsidiaries		1,828

Balance, March 31, 2009	$1,168,717	$1,647,990	$11,616,667	$(552,253)	$(510,788)

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2009

	2007	2008	2009	2009
	(Yen in millions and U.S. dollars in thousands—Note 2)
Cash flows from operating activities:
Net income	¥106,504	¥107,244	¥29,506	$298,040
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	82,182	87,045	97,577	985,626
Provision for doubtful accounts	(494)	(181)	671	6,778
Write-down of inventories	11,328	5,141	8,719	88,071
Deferred income taxes (Note 19)	(4,878)	(1,427)	3,852	38,909
Minority interests	6,324	7,363	3,697	37,344
Equity in earnings of affiliates and unconsolidated subsidiaries (Note 7)	(2,621)	(6,091)	(6,460)	(65,253)
(Gains) losses on sales of property, plant and equipment, and intangible assets, net (Note 20)	271	1,474	(8,314)	(83,980)
Losses on impairment of property, plant and equipment, and intangible assets (Note 18)	1,055	407	2,730	27,576
Losses on impairment of goodwill (Note 9)	1,478	—	3,457	34,919
(Gains) losses on sales of securities, net (Note 4)	(3,819)	622	2,840	28,687
Gains on sales of investment in subsidiaries (Note 24)	(8,252)	—	(203)	(2,051)
Losses on impairment of securities (Note 4)	956	248	7,141	72,131
Foreign currency adjustments	160	(1,588)	(2,074)	(20,949)
Change in assets and liabilities:
(Increase) decrease in receivables	(32,626)	13,732	75,866	766,323
(Increase) decrease in inventories	(25,100)	(9,766)	643	6,495
Increase in other current assets	(1,901)	(14,008)	(4,536)	(45,818)
Increase (Decrease) in notes and accounts payable	6,015	5,177	(77,648)	(784,323)
Increase (Decrease) in accrued income taxes	9,066	(8,817)	(21,024)	(212,364)
Increase (Decrease) in other current liabilities	11,111	6,010	(12,404)	(125,293)
Increase (Decrease) in other non-current liabilities	(7,062)	4,230	(737)	(7,444)
Other, net	(53)	120	(5,505)	(55,606)

Total adjustments	43,140	89,691	68,288	689,778

Net cash provided by operating activities	149,644	196,935	97,794	987,818

Cash flows from investing activities:
Payments for purchases of available-for-sale securities	(44,582)	(20,785)	(28,606)	(288,950)
Payments for purchases of held-to-maturity securities	(26,867)	(17,959)	(46,187)	(466,535)
Payments for purchases of investments and advances	(307)	(3,293)	(2,019)	(20,394)
Proceeds from sales and maturities of available-for-sale securities	99,230	92,029	22,026	222,485
Proceeds from maturities of held-to-maturity securities	27,889	32,784	33,756	340,970
Acquisitions of businesses, net of cash acquired (Notes 3 and 23)	(756)	(26,483)	(47,512)	(479,919)
Proceeds from sales of investment in subsidiaries (Note 24)	24,602	—	299	3,020
Payments for purchases of property, plant and equipment	(64,751)	(71,827)	(77,267)	(780,475)
Payments for purchases of intangible assets	(8,215)	(6,442)	(7,924)	(80,040)
Proceeds from sales of property, plant and equipment, and intangible assets	2,693	877	12,893	130,232
Acquisition of certificate of deposits and time deposits	(356,169)	(372,798)	(290,536)	(2,934,707)
Withdrawal of certificate of deposits and time deposits	203,076	423,845	230,645	2,329,747
Pro rata distribution of available-for-sale securities	—	(12,818)	—	—
Other, net	(7,546)	(2,236)	(1,525)	(15,404)

Net cash provided by (used in) investing activities	(151,703)	14,894	(201,957)	(2,039,970)

Cash flows from financing activities:
Increase (Decrease) in short-term debt, net	9,369	(7,202)	2,536	25,616
Proceeds from issuance of long-term debt	1,928	5,000	1,869	18,879
Payments of long-term debt	(13,361)	(6,647)	(5,588)	(56,445)
Dividends paid	(20,632)	(24,566)	(24,248)	(244,929)
Purchase of treasury stock (Note 17)	(251)	(211)	(38,219)	(386,051)
Reissuance of treasury stock	7,666	7,031	3,045	30,758
Other, net	(5,364)	(1,476)	(1,812)	(18,303)

Net cash used in financing activities	(20,645)	(28,071)	(62,417)	(630,475)

Effect of exchange rate changes on cash and cash equivalents	4,103	(18,380)	(11,759)	(118,777)

Net increase (decrease) in cash and cash equivalents	(18,601)	165,378	(178,339)	(1,801,404)
Cash and cash equivalents at beginning of year	300,809	282,208	447,586	4,521,071

Cash and cash equivalents at end of year	¥282,208	¥447,586	¥269,247	$2,719,667

The accompanying notes are an integral part of these statements.

Notes to The Consolidated Financial Statements

Kyocera Corporation and Consolidated Subsidiaries

1. ACCOUNTING POLICIES

Financial Statements Presentation:

The accompanying consolidated financial statements of Kyocera Corporation and its subsidiaries have been prepared in conformity with accounting principles generally accepted in the United States of America.

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

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the respective balance sheet dates, and resulting transaction gains or losses are included in the determination of net income.

Allowances for Doubtful Accounts:

Kyocera maintains allowances for doubtful accounts related to trade notes receivables, trade accounts receivables and finance receivables for estimated losses resulting from customers’ inability to make timely payments, including interest on finance receivables. Kyocera’s estimates are based on various factors, including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of a specific customer’s inability to meet its financial obligations, a specific allowance against these amounts is provided considering the fair value of assets pledged by the customer as collateral. The amounts of allowances for doubtful accounts included in other assets at March 31, 2008 and at March 31, 2009 were ¥1,962 million and ¥2,478 million ($25,030 thousand), respectively.

Inventories:

Inventories are stated at the lower of cost or market. For finished goods and work in process, cost is determined by the average method for approximately 66% and 72% at March 31, 2008 and 2009, respectively, and by other methods including the first-in, first-out method for the others. For raw materials and supplies, cost is determined by the first-in, first-out method for approximately 55% and 49% at March 31, 2008 and 2009, respectively, and by other methods including the average method for the others. Kyocera recognizes estimated write-down of inventories for excess, slow-moving and obsolete inventories.

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

Kyocera also reviews its investments accounted by the equity method for impairment quarterly. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time during which the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined through the use of various methodologies such as discounted cash flows, valuation of recent financings and comparable valuations of similar companies.

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

Major renewals and betterments are capitalized as tangible assets and they are depreciated based on estimated useful lives. The costs of minor renewals, maintenance and repairs are charged to expense in the year incurred. When assets are sold or otherwise disposed of, the profits or losses thereon, computed on the basis of the difference between depreciated costs and proceeds, are credited or charged to income in the year of disposal, and costs and accumulated depreciation are removed from accounts.

Effective April 1, 2007, Kyocera Corporation and its domestic subsidiaries, as a result of taking the business situation into consideration, has adopted “the 250 percent declining-balance depreciation method” for buildings, machinery and equipment. Estimated useful lives and estimated salvage values were also changed in conjunction with this change. Under the new provisions of SFAS No. 154 “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and Financial Accounting Standards Board Statement No. 3,” a change in depreciation method is treated as a change in estimate. The effect of the change in depreciation method has been reflected on a prospective basis beginning April 1, 2007, and prior period results were not restated.

Kyocera Corporation and its domestic subsidiaries believe that the change from the declining-balance depreciation method to the 250 percent declining-balance depreciation method better reflects future business situation and provides a better matching of costs and revenues over the assets’ estimated useful lives. The change in depreciation methods caused a decrease in net income by ¥7,736 million, basic earnings per share of net income and diluted earnings per share of net income by ¥40.87 and ¥40.81 for the year ended March 31, 2008, respectively.

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

The principal estimated useful lives for intangible assets are as follows:

Software	2 to 10 years
Patent rights	2 to 10 years
Customer relationships	3 to 18 years

Impairment of Long-Lived Assets:

Pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” Kyocera reviews its long-lived assets and intangible assets with definite useful lives for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

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

Kyocera formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes all derivatives designated as cash flow hedge are linked to specific assets and liabilities on the balance sheet or forecasted transactions. Kyocera also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, Kyocera discontinues hedge accounting prospectively. When hedge accounting is discontinued, and the hedged transaction is no longer expected to occur, the derivative will continue to be carried on the balance sheet at its fair value, with deferred unrealized gains or losses charged immediately in current earnings.

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

Earnings and Cash Dividends per Share:

Kyocera applies SFAS No.128, “Earnings per Share.” Basic earnings per share is computed based on the average number of shares outstanding during each period. Diluted earnings per share assumes the dilution that could occur if all stock options were exercised and resulted in the issuance of common stock.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

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

Recently adopted Accounting Standards:

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements. “The purpose of SFAS No. 157 is to define fair value, establish a framework for measuring fair value and enhance disclosures about fair value measurements. The measurement and disclosure requirements related to financial assets and financial liabilities were effective for fiscal years beginning April 1, 2008. The adoption of SFAS No. 157 for financial assets and financial liabilities has no material impact on Kyocera’s consolidated results of operations, financial positions and cash flows.

In February 2008, the FASB issued FASB Staff Position (FSP) No. 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” and FSP No. 157-2, “Effective Date of FASB Statement No. 157. “FSP No. 157-1 amended SFAS No. 157 to remove certain leasing transactions from its scope and was effective for fiscal years beginning April 1, 2008. FSP No. 157-2 postponed one year the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities. FSP No. 157-2 is effective for fiscal years beginning after November 15, 2008. As such effective April 1, 2009, Kyocera will apply the guidance of SFAS No. 157 for all non financial assets and non financial liabilities.

In October 2008, the FASB issued FSP No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active” (FSP No. 157-3). FSP No. 157-3 clarifies the application of SFAS No. 157 in a market that is not active, and addresses application issues such as the use of internal assumptions when relevant observable data does not exist, the use of observable market information when the market is not active, and the use of market quotes when assessing the relevance of observable and unobservable data. FSP No. 157-3 is effective beginning for the three months ended December 31, 2008. The adoption of FSP 157-3 has no material impact on Kyocera’s consolidated results of operations, financial positions and cash flows.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132 (R).” SFAS No. 158 requires an employer to measure the funded status of a benefit plan as of the date of its fiscal year-end statement of financial position for the years ending after December 15, 2008. Kyocera adopted this measurement date provision for fiscal years beginning April 1, 2008 and measured the funded status of its benefit plans at the date of its fiscal year-end statement of financial position. As a result of applying the transition method of this provision, retained earnings and other comprehensive income at April 1, 2008 decreased by ¥522 million ($5,273 thousand) and ¥418 million ($4,222 thousand), respectively.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115. “SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings. SFAS No. 159 is effective for fiscal years beginning April 1, 2008. For adoption of SFAS No. 159, see Note 4 to the Consolidated Financial Statements in this annual report on Form 20-F.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative instruments and Hedging Activities an Amendment of FASB Statement No. 133.” SFAS No. 161 requires enhanced disclosures regarding an entity’s derivative and hedging activities to provide adequate information about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008. As SFAS No. 161 does not impact the measurement or recognition of derivative instruments, the adoption of the SFAS No. 161 did not have any impact on Kyocera’s consolidated results of operations, financial positions and cash flows.

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

SFAS No. 162 was effective on November 15, 2008. The adoption of SFAS No. 162 did not have any impact on Kyocera’s consolidated results of operations, financial positions and cash flows.

Recently Issued Accounting Standards:

In December 2007, the FASB issued SFAS No. 141 (revised 2007) (SFAS No. 141(R)), “Business Combinations,” which requires assets, liabilities and noncontrolling interests be measured at fair value. Under SFAS No.141(R), transaction and restructuring costs are required to be generally expensed, as well as contingent consideration and in-process research and development be recorded at fair value on acquisition date as a part of fair value of acquired business. In addition, any tax adjustment made after the measurement period impacts income tax expenses.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The FASB issued FASB Staff Position (FSP) 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” as amendment of SFAS No. 141(R) in April 2009. FSP141(R)-1 requires the companies to recognize at fair value, at the acquisition date, an asset acquired or a liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period. Otherwise they will be processed based on the requirement of SFAS No. 5, “Accounting for Contingencies.” SFAS No. 141(R) and FSP141(R)-1 are effective for fiscal years beginning on or after December 15, 2008. Kyocera does not expect the adoption of SFAS No. 141(R) and FSP141(R)-1 will have any material impact on Kyocera’s consolidated results of operations, financial positions and cash flows.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statement an Amendment of Accounting Research Bulletin No. 51.” SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. Kyocera does not expect the adoption of SFAS No. 160 will have any material impact on Kyocera’s consolidated results of operations, financial positions and cash flows.

In December 2008, the FASB issued FSP No. 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets,” which provides guidance on employers’ disclosures of a defined benefit pension or other postretirement plan. Specifically, employers are required to disclose information about fair value measurements of plan assets. FSP No. 132(R)-1 will be effective for fiscal years ending after December 15, 2009. As FSP No. 132(R)-1 is a provision for disclosure, the adoption of FSP No. 132(R)-1 will not have any impact on Kyocera’s consolidated results of operations, financial positions and cash flows.

In April 2009, the FASB issued three FASB Staff Positions, (a) FSP No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly,” (b) FSP No. 115-2 and FSP No. 124-2, “Recognition and Presentation of Other-Than Temporary Impairments” and (c) FSP No. 107-1 and APB No. 28-1, “Interim Disclosures about Fair Value of Financial Instruments.”

(a)	FSP No. 157-4 provides guidance on how to estimate the fair value of assets or liabilities when the volume and level of activity for asset or liability have significantly decreased and on identifying circumstances that indicate a transaction is not orderly. In addition, FSP No. 157-4 requires disclosure in interim and annual periods of the inputs and valuation techniques used to estimate fair value and a discussion of changes in valuation techniques.

(b)	FSP No. 115-2 and FSP No. 124-2 amends the other-than-temporary impairment guidance for debt securities and presentation and disclosure requirement of other-than-temporary impairments of debt and equity securities.

(c)	FSP No. 107-1 and APB No. 28-1 requires interim disclosures regarding the fair values of financial instruments that are within the scope of SFAS No. 107. Additionally, FSP No. 107-1 and APB No. 28-1 requires disclosure of the methods and significant assumptions used to estimate the fair value of financial instruments on a interim basis as well as changes of the methods and significant assumptions from previous periods.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

These three FASB Staff Positions are effective for interim and annual reporting periods ending after June 15, 2009. The adoption of these three FASB Staff Positions is not expected to have a significant impact on Kyocera’s consolidated results of operations, financial positions and cash flows.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events.” The purpose of SFAS No. 165 is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS No. 165 is effective for interim or annual financial periods ending June 15, 2009. Kyocera does not expect the adoption of SFAS No. 160 will have any material impact on Kyocera’s consolidated results of operations, financial positions and cash flows.

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140.” SFAS No. 166 removes the concept of a qualifying special-purpose entity from Statement 140 and removes the exception from applying FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, to qualifying special-purpose entities and establishes specific conditions for reporting a transfer of a portion of a financial asset as a sale. SFAS No. 166 must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter.

Kyocera is currently evaluating the impact that SFAS No. 166 will have on Kyocera’s consolidated results of operations, financial positions and cash flows.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R).” SFAS No. 167 requires an enterprise to perform an analysis to identify the primary beneficiary of a variable interest entity and also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. SFAS No. 167 shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Kyocera is currently evaluating the impact that SFAS No. 167 will have on Kyocera’s consolidated results of operations, financial positions and cash flows.

Reclassifications:

Certain reclassifications of previously reported amounts have been made to the consolidated balance sheets at March 31, 2008, the consolidated statements of income for the years ended March 31, 2007 and 2008, the consolidated statements of cash flows for the years ended March 31, 2007 and 2008 and the corresponding footnote of the consolidated statement for the years ended March 31, 2007 and 2008 in order to conform to the current year presentation. Such reclassifications have no effect on result of operations, financial positions and cash flows.

2. U.S. DOLLAR AMOUNTS:

The consolidated financial statements as of and for the year ended March 31, 2009 presented herein are expressed in Japanese yen, and, solely for the convenience of readers, have been translated into U.S. dollar at the rate of ¥99 for US$1, the rate prevailing on March 31, 2009.

This translation should not be construed as a representation that the yen amounts shown could be so converted into U.S. dollar at ¥99 for US$1 or at any other rate.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

3. BUSINESS COMBINATIONS

Business combinations in the year ended March 31, 2009

On April 1, 2008, Kyocera acquired the mobile phone handsets related business and its related assets and liabilities from SANYO Electric Co., Ltd. (SANYO) through corporate split. The results of operations of the acquired business was included into Kyocera’s consolidated financial statement since the acquisition date and for the segment reporting, it is reported in the Telecommunications Equipment Group. The acquired business consists of the development, manufacturing and sales of mobile phones, PHS Mobile Phone Handsets and wireless communication systems in Japan and overseas. The acquired business has sales offices and research and development facilities in Japan, sales locations in North America and manufacturing facilities in Malaysia and China. Kyocera pursues synergies between distribution channels in North America, development activities and design technologies of the acquired business and its existing management resources.

Kyocera has used the purchase method of accounting to record assets acquired and liabilities assumed in accordance with SFAS No. 141, “Business Combinations.”

The related assets and liabilities were recorded based upon their estimated fair values at the date of acquisition with the excess being allocated to goodwill as shown in the following table.

Current liabilities in the following table include an amount of payables as of the purchase date that were not individually stated within the purchase agreement which were collectively assumed from SANYO. As such these payables have been included in the allocation of purchase price.

	April 1, 2008
	(Yen in millions and U.S. dollars in thousands)
Cash and deposits	¥11,037	$111,485
Accounts receivable	17,617	177,949
Inventory	12,731	128,596
Other current assets	7,564	76,404

Total current assets	48,949	494,434

Property, plant and equipment	16,601	167,687
Intangible assets	13,783	139,222
Other non-current assets	1,493	15,081

Total non-current assets	31,877	321,990

Total assets	80,826	816,424

Accounts payable	41,877	423,000
Other current liabilities	6,176	62,384

Total current liabilities	48,053	485,384

Non-current liabilities	3,538	35,737

Total liabilities	51,591	521,121

Total identified assets and liabilities	29,235	295,303

Purchase price	47,691	481,727

Goodwill	¥18,456	$186,424

In addition, in the total amount of goodwill ¥18,456 million ($186,424 thousand), $15,490 million ($156,465 thousand) is expected to be deductible for tax purposes.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Intangible assets that Kyocera recorded due to this acquisition are summarized as follows:

	March 31,
	2009		2009
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(Yen in millions and U.S. dollars in thousands)
Intangible assets subject to amortization:
Customer relationships	¥8,796	¥1,759	$88,848	$17,768
Trademark	2,224	445	22,465	4,495
Patent	1,620	203	16,364	2,050

Total	¥12,640	¥2,407	$127,677	$24,313

The estimated aggregate amortization expenses for intangible assets that Kyocera recorded due to this acquisition for the next five years are as follows:

Years ending March 31,	(Yen in millions and U.S. dollars in thousands)
2010	¥2,407	$24,313
2011	2,407	24,313
2012	2,407	24,313
2013	2,407	24,313
2014	203	2,050

Pro forma information

The followings are the pro forma combined results of operations of Kyocera for the years ended March 31, 2008, as if above business combination had taken place at the beginning of the period. The pro forma net income includes ¥1,839 million (net of tax effect) for the amortization of acquired intangibles. The pro forma combined results of operations are presented for comparative purposes only and are not necessarily indicative of the results of operations that may occur in the future or that would have occurred had the acquisitions been in effect on the date indicated.

Years ending March 31,
2008
(Unaudited)
Pro forma net sales	¥1,486,123
Pro forma net income	97,452
Pro forma net income per share:
Basic	514.85
diluted	514.14

On June 30, 2008, Kyocera Industrial Ceramics Corporation acquired all of the outstanding capital stock of On Time Machining Company, a manufacturing and sales company of cutting tools. The results of operations of the acquired business was included into Kyocera’s consolidated financial statements since the acquisition date and for segment reporting, it is reported in the Applied Ceramic Products Group. This acquisition had no material impact on Kyocera’s consolidated results of operations and financial position.

On April 30, 2008, Kyocera Mita Corporation (“Kyocera Mita”) , a subsidiary of Kyocera, acquired the development operations related to digital multi-function devices for printers and copy machines from Peerless Systems Corporation.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

On November 18, 2008, Kyocera Mita announced that it submitted a takeover offer to the shareholders of TA Triumph-Adler AG (TAAG), a German based sales company of information equipment, which was accounted for by the equity method. On December 15, 2008, this takeover offer was approved by German Federal Supervisory Authority. During December 16, 2008 to February 2, 2009, a total of 14,184,810 shares of TAAG were tendered, and Kyocera Mita acquired them by February 10, 2009. In addition, from December 8, 2008 to March 31, 2009, Kyocera Mita acquired 21,372,713 shares of TAAG directly from its shareholders or through the stock market. The total amount of the acquisition cost was ¥8,234 million ($83,172 thousand), which was funded mainly by cash in hand. As of March 31, 2009, the allocation of the acquisition cost has been prepared based on preliminary estimates of fair values and is subject to additional adjustment upon completion of the analysis.

As a result of these acquisitions of shares, together with shares which Kyocera Mita had already secured before the announcement of the takeover offer on November 18, 2008, Kyocera Mita secured a total shareholding of 94.19% in TAAG as of March 31, 2009. As the European Commission approved the purchase of shares in TAAG by Kyocera Mita on January 21, 2009, TAAG was consolidated by Kyocera from that date.

Kyocera Mita America, Inc., a subsidiary of Kyocera Mita, acquired all operations and related assets, or all of the capital stock of the following five sales companies of information equipment for the purpose of expanding its sales channels in the United States of America.

Name	Date of acquisition
Internetworking Innovations, Inc.	May 30, 2008
Velocity Imaging Products, Inc.	July 1, 2008
Duplitron Massachusetts, Inc.	October 1, 2008
Duplitron New Jersey, Inc.	October 1, 2008
One Stop Business Centers, Inc.	December 30, 2008

On October 1, 2008, Kyocera Mita Australia Pty. Ltd., a subsidiary of Kyocera Mita, acquired all operations and related assets of Action Copies Pty. Ltd., a sales company of information equipment in Australia.

The results of operations of the acquired businesses were included into Kyocera’s consolidated financial statements since the acquisition dates and for segment reporting are reported in the Information Equipment Group. These acquisitions of businesses and shares by Kyocera Mita and its subsidiaries had no material impact on Kyocera’s consolidated results of operations and financial position.

Business combinations in the year ended March 31, 2008

Kyocera Mita acquired all operations and related assets of Docusource L.L.C. on May 31, 2007. Kyocera Mita also acquired by merger all of the outstanding capital stock of Garing Business Machines, Inc. on November 27, 2007. These business acquisitions had no material impact on Kyocera’s consolidated results of operations and financial positions.

On September 25, 2007, AVX Corporation (AVX) acquired by merger all of the outstanding capital stock of American Technical Ceramics Corp. (ATC) in exchange for approximately ¥26,920 million in cash, plus related acquisition costs. ATC designs, develops, manufactures and markets electronic components, including ceramic multilayer capacitors and custom thin film circuits. ATC’s products are used in a broad range of commercial applications, including wireless infrastructure, fiber optics, medical electronics, semiconductor manufacturing equipment and satellite equipment. ATC has manufacturing facilities and sales offices in New York, manufacturing and research and development facilities in Florida, and sales offices in Sweden and China.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

AVX has used the purchase method of accounting to record the acquisition in accordance with SFAS No.141, “Business Combinations.” In accordance with the purchase method, the purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values. As of September 30, 2007, the allocation of the purchase price was prepared based on preliminary estimates of fair values. The initial estimated purchase price allocation was revised as of March 31, 2008 resulting in an increase to goodwill of ¥652 million as reflected in the table below. The results of operations for ATC were included in the accompanying Consolidated Statement of Operations since the acquisition date. For Kyocera’s segment reporting, ATC is reported in the Electronic Device Group which includes AVX and goodwill associated with the acquisition is allocated to the reporting unit within AVX.

September 25, 2007
(Yen in millions and U.S. dollars in thousands)
Current assets	¥7,550
Non-current assets	14,866

Total assets	22,416

Current liabilities	1,376
Non-current liabilities	3,912

Total liabilities	5,288

Total identified assets and liabilities	17,128

Purchase price	26,920

Goodwill	¥9,792

Intangible assets that AVX recorded due to the acquisition of ATC are summarized as follows:

Changes in gross carrying amounts of intangible assets subject to amortization and intangible assets not to subject to amortization were due to translation adjustments.

	March 31,
	2008		2009
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(Yen in millions)
Intangible assets subject to amortization:
Customer relationships	¥5,100	¥141	¥4,998	¥416
Other	1,205	59	1,181	217

Total	¥6,305	¥200	¥6,179	¥633

	2008	2009
	Gross Carrying Amount	Gross Carrying Amount
Intangible assets not subject to amortization:
Trademark	¥3,400	¥3,332

Total	¥3,400	¥3,332

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	March 31,
	2009
	Gross Carrying Amount	Accumulated Amortization
	(U.S. dollars in thousands)
Intangible assets subject to amortization:
Customer relationships	$50,485	$4,202
Other	11,929	2,192

Total	$62,414	$6,394

	2009
	Gross Carrying Amount
Intangible assets not subject to amortization:
Trademark	$33,657

Total	$33,657

The estimated aggregate amortization expenses for intangible assets that AVX recorded due to the acquisition of ATC for the next five years are as follows:

Years ending March 31,	(Yen in millions and U.S. dollars in thousands)
2010	¥422	$4,263
2011	421	4,253
2012	421	4,253
2013	421	4,253
2014	421	4,253

The pro forma results for the years ended March 31, 2007 and 2008 were not presented as the amounts were immaterial.

4. INVESTMENTS IN DEBT AND EQUITY SECURITIES

Available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of tax. Held-to-maturity securities are recorded at amortized cost. In gross unrealized gains and losses on equity securities, ¥99,697 million of gross unrealized gain at March 31, 2008 and ¥15,540 million ($156,970 thousand) of gross unrealized gain at March 31, 2009 were derived from a fluctuation in the market value of the shares of KDDI Corporation (KDDI).

Other-than-temporary loss on debt and equity securities with readily determinable fair values for the years ended March 31, 2007, 2008 and 2009 amounted to ¥797 million, ¥174 million and ¥6,875 million ($69,444 thousand), respectively. For the year ended March 31, 2009, Kyocera recorded losses on impairment of securities due to the decline in fair value below cost for a considerable length of time and the extent was severe, most of which was an impairment loss of ¥3,935 million ($39,747 thousand) of shares of Mitsubishi UFJ Financial Group, Inc.

Kyocera elected the fair value option only for convertible bonds as allowed by SFAS No. 159 for the year ended March 31, 2009. Gain on convertible bonds amounted to ¥3 million ($30 thousand) was recorded in other, net on the consolidated statement of income.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Investments in debt and equity securities at March 31, 2008 and 2009, included in short-term investments (current assets) and in securities and other investments (non-current assets) are summarized as follows:

	March 31,
	2008				2009
	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
	(Yen in millions)
Available-for-sale securities:
Corporate debt securities	¥9,205	¥8,971	¥46	¥280	¥11,884	¥11,359	¥16	¥541
Other debt securities	5,538	5,377	2	163	5,716	5,220	22	518
Equity securities	275,984	386,162	113,327	3,149	270,156	291,137	22,099	1,118

Total available-for-sale securities	290,727	400,510	113,375	3,592	287,756	307,716	22,137	2,177

Held-to-maturity securities:
Corporate debt securities	—	—	—	—	8,398	8,375	2	25
Other debt securities	15,904	15,989	85	—	19,524	19,467	17	74

Total held-to-maturity securities	15,904	15,989	85	—	27,922	27,842	19	99

Total investments in debt and equity securities	¥306,631	¥416,499	¥113,460	¥3,592	¥315,678	¥335,558	¥22,156	¥2,276

	March 31, 2009
	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
	(U.S. dollars in thousands)
Available-for-sale securities:
Corporate debt securities	$120,040	$114,738	$162	$5,464
Other debt securities	57,737	52,727	222	5,232
Equity securities	2,728,849	2,940,778	223,222	11,293

Total available-for-sale securities	2,906,626	3,108,243	223,606	21,989

Held-to-maturity securities:
Corporate debt securities	84,829	84,596	20	253
Other debt securities	197,212	196,636	172	748

Total held-to-maturity securities	282,041	281,232	192	1,001

Total investments in debt and equity securities	$3,188,667	$3,389,475	$223,798	$22,990

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

At March 31, 2009, the contractual maturities of available-for-sale and held-to-maturity securities are summarized as follows:

	March 31, 2009
	Available-for-Sale		Held-to-Maturity		Available-for-Sale		Held-to-Maturity
	Cost*	Aggregate Fair Value	Cost*	Aggregate Fair Value	Cost*	Aggregate Fair Value	Cost*	Aggregate Fair Value
	(Yen in millions and U.S. dollars in thousands)
Due within 1 year	¥5,306	¥5,097	¥4,998	¥4,999	$53,596	$51,485	$50,485	$50,495
Due after 1 year to 5 years	9,423	8,945	22,924	22,843	95,181	90,354	231,556	230,737
Due after 5 years	2,871	2,537	—	—	29,000	25,626	—	—
Equity securities	270,156	291,137	—	—	2,728,849	2,940,778	—	—

	¥287,756	¥307,716	¥27,922	¥27,842	$2,906,626	$3,108,243	$282,041	$281,232

*	Cost represents amortized cost for held-to-maturity securities and acquisition cost for available-for-sale securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

Proceeds from sales of available-for-sale securities and the related gross realized gains and losses for the years ended March 31, 2007, 2008 and 2009 are as follows:

	Years ended March 31,
	2007	2008	2009	2009
	(Yen in millions and U.S. dollars in thousands)
Proceeds from sales of available-for-sale securities	¥99,171	¥88,617	¥17,028	$172,000
Gross realized gains	6,055	3,224	951	9,606
Gross realized losses	2,305	4,078	3,875	39,141

For the purpose of computing gains and losses, the cost of those securities is determined by the moving average method.

Kyocera’s available-for-sale securities were classified by length of unrealized loss position at March 31, 2008 and 2009 as follows:

	March 31, 2008
	within 1 year		over 1 year		Total
	Aggregate Fair Value	Gross Unrealized Losses	Aggregate Fair Value	Gross Unrealized Losses	Aggregate Fair Value	Gross Unrealized Losses
	(Yen in millions)
Corporate debt securities	¥7,279	¥280	¥—	¥—	¥7,279	¥280
Other debt securities	4,984	163	—	—	4,984	163
Equity securities	14,288	3,148	2	1	14,290	3,149

Total	¥26,551	¥3,591	¥2	¥1	¥26,553	¥3,592

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	March 31, 2009
	within 1 year		over 1 year		Total
	Aggregate Fair Value	Gross Unrealized Losses	Aggregate Fair Value	Gross Unrealized Losses	Aggregate Fair Value	Gross Unrealized Losses
	(Yen in millions)
Corporate debt securities	¥4,519	¥460	¥1,742	¥81	¥6,261	¥541
Other debt securities	1,564	268	1,795	250	3,359	518
Equity securities	6,192	1,118	—	—	6,192	1,118

Total	¥12,275	¥1,846	¥3,537	¥331	¥15,812	¥2,177

	March 31, 2009
	within 1 year		over 1 year		Total
	Aggregate Fair Value	Gross Unrealized Losses	Aggregate Fair Value	Gross Unrealized Losses	Aggregate Fair Value	Gross Unrealized Losses
	(U.S. dollars in thousands)
Corporate debt securities	$45,647	$4,647	$17,596	$818	$63,243	$5,464
Other debt securities	15,798	2,707	18,131	2,525	33,929	5,232
Equity securities	62,545	11,293	—	—	62,545	11,293

Total	$123,990	$18,647	$35,727	$3,343	$159,717	$21,989

At March 31, 2009, Kyocera held available-for-sale securities in unrealized loss positions of ¥2,177 million ($21,989 thousand) and considered the impairments were not other-than-temporarily as the extent to which fair value was below the cost was minor and the duration of the impairments was mostly within a year.

5. INVENTORIES

Inventories at March 31, 2008 and 2009 are as follows:

	March 31,
	2008	2009	2009
	(Yen in millions and U.S. dollars in thousands)
Finished goods	¥101,353	¥104,379	$1,054,333
Work in process	42,444	39,836	402,384
Raw materials and supplies	61,415	55,426	559,859

	¥205,212	¥199,641	$2,016,576

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

6. VALUATION AND QUALIFYING ACCOUNTS

Changes in valuation and qualifying accounts are as follows:

		Additions
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged (Credited) to other Accounts(A)	Deductions(B)	Balance at End of Period
	(Yen in millions and U.S. dollars in thousands)
For the year ended March 31, 2007:
Allowance for doubtful accounts	¥12,184	¥804	¥(4,802)	¥(3,204)	¥4,982
Allowance for sales returns	3,712	7,811	65	(8,499)	3,089

Total	¥15,896	¥8,615	¥(4,737)	¥(11,703)	¥8,071

For the year ended March 31, 2008:
Allowance for doubtful accounts	¥4,982	¥628	¥(406)	¥(1,324)	¥3,880
Allowance for sales returns	3,089	8,510	(549)	(8,615)	2,435

Total	¥8,071	¥9,138	¥(955)	¥(9,939)	¥6,315

For the year ended March 31, 2009:
Allowance for doubtful accounts	¥3,880	¥1,512	¥430	¥(831)	¥4,991
Allowance for sales returns	2,435	6,178	0	(6,458)	2,155

Total	¥6,315	¥7,690	¥430	¥(7,289)	¥7,146

For the year ended March 31, 2009:
Allowance for doubtful accounts	$39,192	$15,273	$4,343	$(8,394)	$50,414
Allowance for sales returns	24,596	62,404	0	(65,232)	21,768

Total	$63,788	$77,677	$4,343	$(73,626)	$72,182

(A)	Foreign currency translation adjustments, the decrease by the sale of Kyocera Leasing Co., Ltd. and the increase by business combination.
(B)	Charge-offs

7. INVESTMENTS IN AND ADVANCES TO AFFILIATES

Kyocera Corporation owns a 30% interest in WILLCOM, Inc., which operates a Personal Handyphone System (PHS) business, and Kyocera accounted for its investment by the equity method. Kyocera sells mainly PHS handsets and PHS based stations to WILLCOM, Inc. At March 31, 2009, a director of Kyocera Corporation is a director of WILLCOM, Inc. and a corporate officer of Kyocera Corporation is a corporate auditor of WILLCOM, Inc.

Kyocera Mita had owned a 30% interest in TAAG and had accounted for its investment by the equity method. As shown in Note 3 to the Consolidated Financial Statement in this annual report on Form 20F, as a result of Kyocera Mita’s additional acquisition of shares of TAAG, Kyocera Mita discontinued to apply the equity method and has consolidated TAAG as a subsidiary since January 21, 2009.

The market value of investment in TAAG at March 31, 2008 was ¥4,798 million. The carrying amount of investment in TAAG accounted for by the equity method at March 31, 2008 was ¥3,096 million.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Related party transactions with the affiliates, accounted for by the equity method are as follows:

	March 31,
	2008	2009	2009
	(Yen in millions and U.S. dollars in thousands)
Kyocera’s investments in and advances to affiliates	¥16,408	¥19,043	$192,354
Kyocera’s trade receivables from affiliates	15,433	16,888	170,586

	Years ended March 31,
	2007	2008	2009	2009
	(Yen in millions and U.S. dollars in thousands)
Kyocera’s equity in earnings of affiliates	¥2,593	¥6,080	¥6,467	$65,323
Kyocera’s sales to affiliates	39,189	42,291	36,791	371,626

8. LEASE RECEIVABLES

Lease receivables represent finance leases which consist of sales-type leases. These receivables typically have terms ranging from one year to seven years. The lease receivables, which are included in other current assets and other assets in the accompanying consolidated balance sheets, are as follows:

	March 31,
	2009	2009
	(Yen in millions and U.S. dollars in thousands)
Total minimum lease payments receivable	¥35,899	$362,616
Unguaranteed residual values	2,237	22,596
Unearned income	(4,128)	(41,697)
Executory costs	(151)	(1,525)

	33,857	341,990
Less, allowance for doubtful receivables	(541)	(5,465)

	33,316	336,525
Less, portion due within one year	(10,024)	(101,252)

Total	¥23,292	$235,273

Future minimum lease payments to be received under financing leases for future years are as follows:

Years ending March 31,	(Yen in millions and U.S. dollars in thousands)
2010	¥10,690	$107,980
2011	9,576	96,727
2012	7,409	74,838
2013	4,978	50,283
2014	2,545	25,707
2015 and thereafter	701	7,081

Total	¥35,899	$362,616

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

TAAG transferred the finance lease receivables to a third party in exchange for cash, however, the transfer of the finance lease receivables did not qualify as a sale for financial reporting purpose because TAAG has the right to repurchase the receivables. Accordingly, Kyocera has accounted for the cash received as a secured borrowing and it is included in long term debt. The third party lender has recourse only to the related lease receivables. As a result of the transaction, finance lease receivables in the amount of ¥29,691 million ($299,909 thousand) as of March 31, 2009 have been recorded on the balance sheet.

9. GOODWILL AND OTHER INTANGIBLE ASSETS

Intangible assets are summarized as follows:

	March 31,
	2008		2009		2009
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(Yen in millions and U.S. dollars in thousands)
Intangible assets subject to amortization:
Software	¥29,772	¥18,825	¥36,811	¥23,856	$371,828	$240,970
Patent rights	27,775	21,253	29,117	24,588	294,111	248,363
Customer relationships	5,596	298	30,698	2,840	310,081	28,687
Other	8,334	4,674	12,298	6,160	124,222	62,222

Total	¥71,477	¥45,050	¥108,924	¥57,444	$1,100,242	$580,242

	March 31,
	2008	2009	2009
	Gross Carrying Amount	Gross Carrying Amount	Gross Carrying Amount
	(Yen in millions and U.S. dollars in thousands)
Intangible assets not subject to amortization:
Trademark	¥3,400	¥8,596	$86,828
Other	2	1	10

Total	¥3,402	¥8,597	$86,838

Intangible assets acquired during the year ended March 31, 2009 are as follows:

	Year ended March 31
	2009	2009
	(Yen in millions and U.S. dollars in thousands)
Intangible assets subject to amortization:
Software	¥8,715	$88,030
Patent rights	1,732	17,495
Customer relationships	24,215	244,596
Other	3,867	39,061
Intangible assets not subject to amortization:
Trademark	4,940	49,899

Total	¥43,469	$439,081

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The weighted average amortization periods for software, patent rights and customer relationships are five years, five years and 10 years, respectively.

Total amortization of intangible assets during the years ended March 31, 2007, 2008 and 2009 amounted to ¥11,666 million, ¥11,132 million and ¥13,532 million ($136,687 thousand), respectively.

The estimated aggregate amortization expenses for intangible assets for the next five years are as follows:

Years ending March 31,	(Yen in millions and U.S. dollars in thousands)
2010	¥11,269	$113,828
2011	8,119	82,010
2012	6,813	68,818
2013	5,701	57,586
2014	2,894	29,232

The changes in the carrying amounts of goodwill by reporting segment for the years ended March 31, 2008 and 2009 are as follows:

	Fine Ceramic Parts Group	Semiconductor Parts Group	Applied Ceramic Products Group	Electronic Device Group	Telecommunications Equipment Group	Information Equipment Group	Others	Total
	(Yen in millions and U.S. dollars in thousands)
Balance at March 31, 2007	¥100	¥912	¥7,106	¥21,410	¥—	¥689	¥2,677	¥32,894
Goodwill acquired during the year	—	—	—	10,211	—	202	—	10,413
Translation adjustments and reclassification to other accounts	—	—	(1,083)	(2,298)	—	(132)	—	(3,513)

Balance at March 31, 2008	100	912	6,023	29,323	—	759	2,677	39,794
Goodwill acquired during the year	—	—	276	—	18,456	7,717	—	26,449
Impairment of goodwill	—	—	(2,240)	—	—	—	(1,217)	(3,457)
Translation adjustments and reclassification to other accounts	—	—	(233)	35	—	653	(15)	440

Balance at March 31, 2009	¥100	¥912	¥3,826	¥29,358	¥18,456	¥9,129	¥1,445	¥63,226

Balance at March 31, 2008	$1,010	$9,212	$60,838	$296,192	—	$7,667	$27,040	$401,959
Goodwill acquired during the year	—	—	2,788	—	186,424	77,950	—	267,162
Impairment of goodwill	—	—	(22,626)	—	—	—	(12,293)	(34,919)
Translation adjustments and reclassification to other accounts	—	—	(2,354)	354	—	6,596	(152)	4,444

Balance at March 31, 2009	$1,010	$9,212	$38,646	$296,546	$186,424	$92,213	$14,595	$638,646

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The goodwill of ¥26,449 million ($267,162 thousand) which Kyocera group acquired during fiscal 2009 was mainly based on the acquisition of the mobile phone related business from SANYO by Kyocera Corporation included in the “Telecommunications Equipment Group” and based on conversing TAAG consolidated subsidiary by Kyocera Mita included in the “Information Equipment Group.” For detailed information of this acquisition, see Note 3 to the Consolidated Financial Statements in this annual report on Form 20-F.

In fiscal 2009, Kyocera recognized impairment losses on goodwill in the amounts of ¥2,240 million ($22,626 thousand) in the Applied Ceramic Products Group and ¥1,217 million ($12,293 thousand) in the Others segment. The sluggish performances at a U.S. subsidiary in the Applied Ceramic Products Group and at a Japanese subsidiary in Others segment led to significant decline in their fair values. The fair values of those goodwill were determined through the use of various methodologies such as discounted cash flows and comparable valuations of similar companies.

10. SHORT-TERM BORROWINGS AND LONG-TERM DEBT:

Short-term borrowings at March 31, 2008 and 2009 are comprised of the following:

Loans from banks with average interest rates of 3.46% and 1.95% at March 31, 2008 and 2009, respectively.

	March 31,
	2008	2009	2009
	(Yen in millions and U.S. dollars in thousands)
Secured	¥—	¥281	$2,838
Unsecured	7,279	10,719	108,273

	¥7,279	¥11,000	$111,111

Long-term debt at March 31, 2008 and 2009 are comprised of the following:

Loans from banks and others with interest rates ranging from 0.15% to 5.51% and from 0.15% to 7.43% at March 31, 2008 and 2009, respectively.

	March 31,
	2008	2009	2009
	(Yen in millions and U.S. dollars in thousands)
Secured	¥2,585	¥33,192	$335,273
Unsecured	9,145	9,211	93,041

	11,730	42,403	428,314
Less, portion due within one year	(3,432)	(13,865)	(140,051)

	¥8,298	¥28,538	$288,263

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Aggregate maturities of long-term debt at March 31, 2009 are as follows:

Years ending March 31,	(Yen in millions and U.S. dollars in thousands)
2011	¥10,827	$109,364
2012	7,304	73,778
2013	6,029	60,899
2014	2,434	24,586
2015 and thereafter	1,944	19,636

	¥28,538	$288,263

Kyocera’s assets pledged as collateral of property, plant and equipment, net of accumulated depreciation for long-term debt at March 31, 2008 were ¥5,145 million. Kyocera’s assets pledged as collateral of property, plant and equipment, net of accumulated depreciation and intangible assets for long-term debt at March 31, 2009 were ¥5,090 million ($51,414 thousand) and ¥1,950 million ($19,697 thousand), respectively.

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

SFAS No. 158 also requires an employer to measure the funded status of a benefit plan as of the date of its fiscal year-end statement of financial position for the years ended after December 15, 2008. Kyocera adopted this measurement date provision in the year ended March 31, 2009 and measured the funded status of its benefit plans at the date of its fiscal year-end statement of financial position. As a result of applying the transition method of this provision, retained earnings and other comprehensive income at the beginning of the year decreased by ¥522 million ($5,273 thousand) and ¥418 million ($4,222 thousand), respectively.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Domestic:

a. Defined benefit plans

At March 31, 2009, Kyocera Corporation and its major domestic subsidiaries sponsor funded defined benefit pension plans or unfunded retirement and severance plans for their employees.

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

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The funded statuses of the benefit plans at Kyocera Corporation and its major domestic subsidiaries as of March 31, 2008 and 2009 are as follows:

	March 31,
	2008	2009	2009
	(Yen in millions and U.S. dollars in thousands)
Change in projected benefit obligations:
Projected benefit obligation at beginning of year	¥110,025	¥116,639	$1,178,172
Service cost	7,668	9,842	99,414
Interest cost	2,166	2,887	29,161
Actuarial (gain) loss	(275)	3,304	33,374
Benefits paid	(3,615)	(4,845)	(48,939)
Business combination	—	6,678	67,454
Amendment	110	19	192
Other	560	(150)	(1,515)

Projected benefit obligation at end of year	116,639	134,374	1,357,313
Change in plan assets:
Fair value of plan assets at beginning of year	127,652	132,431	1,337,687
Actual loss on plan assets	(799)	(5,889)	(59,485)
Employer contribution	8,910	10,698	108,061
Benefits paid	(3,538)	(4,806)	(48,546)
Business combination	—	3,140	31,717
Other	206	(102)	(1,030)

Fair value of plan assets at end of year	132,431	135,472	1,368,404

Funded status	¥15,792	¥1,098	$11,091

Amounts recognized in the consolidated balance sheets consist of:
Prepaid benefit cost	¥23,652	¥10,447	$105,525
Accrued benefit liability	(7,860)	(9,349)	(94,434)

Net amount recognized	¥15,792	¥1,098	$11,091

Amounts recognized in accumulated other comprehensive income (loss) consist of:
Net transition obligation	¥(111)	—	—
Prior service cost	51,204	¥45,920	$463,838
Actuarial loss	(28,943)	(40,564)	(409,737)

Accumulated other comprehensive income	¥22,150	¥5,356	$54,101

Accumulated benefit obligation at end of year	¥116,133	¥133,937	$1,352,899
Pension plans with an accumulated benefit obligation in excess of plan assets at the end of year are as follows:
Projected benefit obligation	¥18,514	¥19,334	$195,293
Accumulated benefit obligation	18,113	18,933	191,242
Fair value of plan assets	10,654	9,985	100,859

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries in the years ended March 31, 2007, 2008 and 2009, include the following components:

	Years ended March 31,
	2007	2008	2009	2009
	(Yen in millions and U.S. dollars in thousands)
Service cost	¥7,873	¥7,668	¥9,842	$99,414
Interest cost	2,098	2,166	2,887	29,161
Expected return on plan assets	(2,870)	(3,193)	(3,549)	(35,848)
Amortization of transition obligation	185	226	111	1,121
Amortization of prior service cost	(4,739)	(4,328)	(5,265)	(53,182)
Recognized actuarial loss	1,310	1,030	1,106	11,172

Net periodic pension costs	¥3,857	¥3,569	¥5,132	$51,838

Net periodic pension costs in the year ended March 31, 2009 included the effect of the adoption of SFAS No. 158.

Changes in other comprehensive income (loss) at Kyocera Corporation and its major domestic subsidiaries in the year ended March 31, 2008 and 2009 mainly consist of the following components:

	Years ended March 31,
	2008	2009	2009
	(Yen in millions and U.S. dollars in thousands)
Prior service cost due to plan amendments	¥(110)	¥(19)	$(192)
Net actuarial loss incurred during the year	(3,738)	(12,742)	(128,707)
Amortization of transition obligation	226	111	1,121
Amortization of prior service cost	(4,328)	(5,265)	(53,182)
Recognized actuarial loss	1,030	1,106	11,172

Total	¥(6,920)	¥(16,809)	$(169,788)

Amortization of transition obligation, amortization of prior service cost and recognized actuarial loss in the year ended March 31, 2009 included the effect of the adoption of SFAS No. 158.

Prior service cost and actuarial loss expected to be amortized at Kyocera Corporation and its major domestic subsidiaries in the year ending March 31, 2010 are as follows:

	Year ending March 31,
	2010	2010
	(Yen in millions and U.S. dollars in thousands)
Amortization of prior service cost	¥(4,329)	$(43,727)
Recognized actuarial loss	1,170	11,818

Assumptions used to determine projected benefit obligations at Kyocera Corporation and its major domestic subsidiaries at March 31, 2008 and 2009 are as follows:

	March 31,
	2008	2009
Discount rate	1.75%-2.00%	1.25%-2.00%

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Assumptions used to determine net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries for the years ended March 31, 2007, 2008 and 2009 are as follows:

	Years ended March 31,
	2007	2008	2009
Discount rate	1.75%-2.00%	1.75%-2.00%	1.75%-2.00%
Expected long-term rate of return on plan assets	2.00%-2.50%	2.50%-3.00%	1.25%-2.20%

Rate of increase in compensation levels was not used in the calculation of projected benefit obligation and net periodic pension costs for the years ended March 31, 2007, 2008 and 2009 under the “point system.”

Kyocera Corporation and its major domestic subsidiaries determine their expected long-term rate of return on plan assets based on the defined yields of life insurance company general account, which occupies major part of plan assets categories, and their consideration of the current expectations for future returns and the historical returns of other plan assets categories in which they invest.

Plan assets categories at Kyocera Corporation and its major domestic subsidiaries at March 31, 2008 and 2009 are as follows:

	March 31,
	2008	2009
Life insurance company general account	58.5%	59.0%
Equity securities	22.4%	11.7%
Debt securities	6.6%	1.7%
Cash and cash equivalents	5.5%	16.7%
Other	7.0%	10.9%

	100.0%	100.0%

The plan assets other than life insurance company general account within the table above are investments in commingled funds which are recorded at fair value based on the net asset value of the fund as provided by the fund manager or general partner.

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

Kyocera Corporation and its major domestic subsidiaries forecast to contribute ¥8,560 million ($86,465 thousand) to the defined benefit pension plans in the year ending March 31, 2010.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Estimated future benefit payments at Kyocera Corporation and its major domestic subsidiaries are as follows:

Years ending March 31,	(Yen in millions and U.S. dollars in thousands)
2010	¥5,249	$53,020
2011	5,235	52,879
2012	5,829	58,879
2013	5,861	59,202
2014	6,339	64,030
2015 to 2019	38,924	393,172

b. Other plan

Kyocera Corporation and its major domestic subsidiaries also provide for lump-sum severance benefits with respect to directors and corporate auditors. To reserve future payments of lump-sum severance benefits to directors and corporate auditors, annual provisions are made in the accounts for the estimated cost of this termination plan, which is not funded.

Foreign:

a. Pension plans

Kyocera International, Inc. and its consolidated subsidiaries (KII), consolidated U.S. subsidiaries of Kyocera Corporation, maintain a non-contributory defined benefit pension plans in the U.S. The KII plan covers substantially certain full-time employees in the U.S., of which benefits are based on years of service and the employees’ average compensation.

AVX maintain non-contributory defined benefit pension plans in the U.S. and contributory defined benefit pension plans inside the U.S. Pension benefits provided to certain U.S. employees covered under collective bargaining agreements are based on a flat benefit formula. Effective December 31, 1995, AVX froze benefit accruals under its domestic non-contributory defined benefit pension plan for a significant portion of the employees covered under collective bargaining agreements. AVX’s pension plans for certain European employees provide for benefits based on a percentage of final pay. AVX’s funding policy is to contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws.

TAAG, a German subsidiary of Kyocera Mita, maintains a defined benefit pension plan, which covers certain employees in Germany. TAAG does not maintain an external fund for this benefit pension plan.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The following table sets forth the funded statuses of the plans at KII, AVX and TAAG as of March 31, 2008 and 2009:

	March 31,
	2008	2009	2009
	(Yen in millions and U.S. dollars in thousands)
Change in benefit obligations:
Benefit obligation at beginning of year	¥29,481	¥24,417	$246,636
Service cost	556	453	4,576
Interest cost	1,514	1,768	17,859
Plan participants’ contributions	—	41	414
Actuarial gain	(2,120)	(2,420)	(24,444)
Benefits paid	(1,219)	(1,466)	(14,808)
Acquisition	—	16,204	163,676
Foreign exchange adjustment	(3,795)	(3,845)	(38,838)
Other	—	(30)	(303)

Benefit obligation at end of year	24,417	35,122	354,768
Change in plan assets:
Fair value of plan assets at beginning of year	23,109	21,276	214,909
Actual return (loss) on plan assets	1,645	(4,885)	(49,343)
Employer contribution	1,158	1,404	14,182
Plan participants’ contributions	85	41	414
Benefits paid	(1,219)	(1,174)	(11,859)
Foreign exchange adjustment	(3,502)	(3,369)	(34,030)
Other expenses	—	(30)	(303)

Fair value of plan assets at end of year	21,276	13,263	133,970

Funded status	¥(3,141)	¥(21,859)	$(220,798)

Amounts recognized in the consolidated balance sheets consist of:
Accrued benefit liability	(3,141)	(21,859)	(220,798)

Net amount recognized	¥(3,141)	¥(21,859)	$(220,798)

Amounts recognized in accumulated other comprehensive income (loss) consist of:
Prior service cost	¥(129)	¥(114)	$(1,151)
Actuarial loss	(2,570)	(5,731)	(57,889)

Accumulated other comprehensive loss	¥(2,699)	¥(5,845)	$(59,040)

	March 31,
	2008	2009	2009
	(Yen in millions and U.S. dollars in thousands)
Accumulated benefit obligation at end of year	¥22,957	¥33,995	$343,384
Pension plans with an accumulated benefit obligation in excess of plan assets at the end of year:
Projected benefit obligation	¥16,477	¥35,122	$354,768
Accumulated benefit obligation	16,210	33,995	343,384
Fair value of plan assets	13,845	13,263	133,970

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Net periodic pension costs at KII, AVX and TAAG in the years ended March 31, 2007, 2008 and 2009 include the following components:

	Years ended March 31,
	2007	2008	2009	2009
	(Yen in millions and U.S. dollars in thousands)
Service cost	¥538	¥556	¥453	$4,576
Interest cost	1,431	1,514	1,768	17,859
Expected return on plan assets	(1,482)	(1,639)	(1,684)	(17,010)
Amortization of prior service cost	17	15	13	131
Recognized actuarial loss	238	205	102	1,030

Net periodic pension costs	¥742	¥651	¥652	$6,586

Net periodic pension costs in the year ended March 31, 2009 included the effect of adoption of SFAS No. 158.

Changes in other comprehensive income (loss) at KII, AVX and TAAG in the year ended March 31, 2008 and 2009 mainly consist of the following components:

	Years ended March 31,
	2008	2009	2009
	(Yen in millions and U.S. dollars in thousands)
Net actuarial gain (loss) incurred during the year	¥2,126	¥(4,149)	$(41,909)
Amortization of prior service cost	15	13	131
Recognized actuarial loss	205	102	1,030

Total	¥2,346	¥(4,034)	$(40,748)

Amortization of prior service cost and recognized actuarial loss in the year ended March 31, 2009 included the effect of the adoption of SFAS No. 158.

Prior service cost and actuarial loss expected to be amortized at KII, AVX and TAAG in the year ending March 31, 2010 are as follows:

	Year ending March 31,
	2010	2010
	(Yen in millions and U.S. dollars in thousands)
Amortization of prior service cost	¥10	$101
Recognized actuarial loss	312	3,152

Assumptions used to determine projected benefit obligations of the plans at KII, AVX and TAAG as of March 31, 2008 and 2009 are as follows:

	March 31,
	2008	2009
Discount rate	5.50%-6.50%	5.60%-7.30%
Rate of increase in compensation levels	3.90%-4.50%	2.50%-4.00%

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Assumptions used to determine net periodic pension costs at KII, AVX and TAAG in the years ended March 31, 2007, 2008 and 2009 are as follows:

Years ended March 31,
	2007	2008	2009
Discount rate	4.25%-5.50%	4.40%-6.00%	5.50%-6.50%
Rate of increase in compensation levels	3.00%-4.50%	3.40%-4.50%	3.90%-4.50%
Expected long-term rate of return on plan assets	6.40%-8.50%	6.60%-8.50%	6.60%-8.50%

KII and AVX determine their expected long-term rate of return on plan assets based on the consideration of the current expectations for future returns and the historical returns of other plan assets categories in which they invest.

KII’s and AVX’s plan assets categories at March 31, 2008 and 2009 are as follows:

	March 31,
	2008	2009
Equity securities	56.5%	52.2%
Debt securities	36.8%	41.6%
Cash and cash equivalents	5.1%	5.4%
Other	1.6%	0.8%

	100.0%	100.0%

KII’s long-term strategy is for target allocation of 70%-80% equity securities and 20%-30% debt securities for its defined benefit plans. AVX’s long-term strategy is for target allocation of 40% equity and 60% fixed income for its U.S. defined benefit plans and 60% equity and 40% fixed income for its Europe defined benefit plans.

KII and AVX forecast to contribute ¥1,083 million ($10,939 thousand) to the defined benefit pension plans in the year ending March 31, 2010.

Estimated future benefit payments of the plans at KII, AVX and TAAG are as follows:

Years ending March 31,	(Yen in millions and U.S. dollars in thousands)
2010	¥2,134	$21,556
2011	2,173	21,949
2012	2,187	22,091
2013	2,250	22,727
2014	2,303	23,263
2015 to 2019	12,584	127,111

b. Savings plans

KII and AVX maintain retirement savings plans which allow eligible U.S. employees to defer part of their annual compensation.

AVX also maintains non-qualified deferred compensation programs which permit key employees to annually elect to defer a portion of their compensation until retirement. Contributions to the plans for the years ended March 31, 2007, 2008 and 2009 were ¥1,003 million, ¥979 million, ¥930 million ($9,394 thousand), respectively.

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

At March 31, 2009, there was no outstanding option and no share of its common stock for the plans.

Activity under Kyocera’s stock option plans is summarized as follows:

	Number of Options (in thousands)	Weighted Average Exercise Price		Weighted Average Contractual life remaining (years)	Aggregated Intrinsic Value (Yen in millions and U.S. dollars in thousands)
Outstanding at March 31, 2008	1,237	¥8,584	$86.71
Granted	—	—	—
Exercised	(344)	8,584	86.71		¥300	$3,030
Expired and cancelled	(893)	8,584	86.71

Outstanding at March 31, 2009	—	¥—	$—	—	¥—	$—

Exercisable at March 31, 2009	—	¥—	$—	—	¥—	$—

The total aggregate intrinsic value of options exercised is ¥2,103 million, ¥3,006 million and ¥300 million ($3,030 thousand) for the years ended March 31, 2007, 2008 and 2009, respectively.

At March 31, 2009, there was no outstanding option and no unrecognized compensation cost related to unvested awards.

Because Kyocera granted no stock option after the year ended March 31, 2007 and requisite service period of Kyocera’s stock options granted prior to April 1, 2006 did not attribute to the year ended March 31, 2009, no stock based compensation expense was recognized for the year ended March 31, 2009.

Cash received from the exercise of stock options was ¥7,654 million, ¥7,006 million and ¥2,955 million ($29,848 thousand) for the years ended March 31, 2007, 2008 and 2009, respectively.

AVX Corporation:

AVX has four fixed stock option plans. Under the 1995 stock option plan, as amended, AVX could grant options to employees for the purchase of up to an aggregate of 9,300 thousand shares of common stock. Under the non-employee directors’ stock option plan, as amended, AVX could grant options for the purchase of up to an aggregate of 650 thousand shares of common stock. No awards were made under these two plans after August 1, 2005. Under the 2004 stock option plan, as amended, AVX may grant options to employees for the purchase of up to an aggregate of 10,000 thousand shares of common stock. Under the 2004 non-employee directors’ stock option plan, as amended, AVX may grant options for the purchase of up to an aggregate of 1,000 thousand shares of common stock. Under all plans, the exercise price of each option shall not be less than the market price of AVX’s stock on the date of grant and an option’s maximum term is 10 years. Options granted under the 1995

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

stock option plan and the 2004 stock option plan vest as to 25% annually and options granted under the non-employee directors’ stock option plan and the 2004 non-employee directors’ stock option plan vest as to one third annually. Requisite service periods related to all of the plans begin on the grant date. The number of shares of common stock available for future issuance under all of the plans, consisting of options available to be granted and options currently outstanding, was 13,903 thousand at March 31, 2009.

Activity under AVX’s stock option plans is summarized as follows:

	Number of Options (in thousands)	Weighted Average Exercise Price	Weighted Average contractual life remaining (years)	*Aggregated Intrinsic Value (Yen in millions and U.S. dollars in thousands)
Outstanding at March 31, 2008	4,829	$15.99
Granted	530	12.97
Exercised	(442)	7.99		¥88	$889
Expired and cancelled	(467)	17.11

Outstanding at March 31, 2009	4,450	$16.31	5.15	¥—	$—

Exercisable at March 31, 2009	3,205	$16.91	3.97	¥—	$—

*	Options outstanding and exercisable at March 31, 2009 have a negative aggregated intrinsic value.

The total aggregate intrinsic value of options exercised is ¥323 million, ¥375 million and ¥88 million ($889 thousand) for the years ended March 31, 2007, 2008 and 2009, respectively.

Unvested share activity under AVX’s stock options plans at March 31, 2009 is summarized as follows:

	Number of Options (in thousands)	Weighted Average Grant-Dated Fair Value
Unvested balance at March 31, 2008	1,331	$5.51
Options granted	530	3.48
Option forfeited	(86)	4.86
Options vested	(531)	8.82

Unvested balance at March 31, 2009	1,245	$4.69

At March 31, 2009, ¥318 million ($3,212 thousand) of total unrecognized compensation costs related to unvested awards is expected to be recognized over the vesting period, approximately four years. The total aggregate fair value of options vested is ¥463 million, ¥352 million and ¥473 million ($4,778 thousand) for the years ended March 31, 2007, 2008 and 2009, respectively.

The weighted average estimated fair value of AVX’s stock options granted at grant date market prices was $5.44, $5.63 and $3.48 per option for the years ended March 31, 2007, 2008 and 2009, respectively. The consolidated statement of income includes ¥211 million ($2,131 thousand), net of ¥40 million ($404 thousand) of tax benefit, in stock based compensation expense for the year ended March 31, 2009.

Cash received from the exercise of stock options was ¥516 million, ¥669 million and ¥356 million ($3,596 thousand) for the years ended March 31, 2007, 2008 and 2009, respectively. Excess tax benefit from stock-based payment arrangements was ¥78 million, ¥113 million and ¥24 million ($242 thousand) for the year ended March 31, 2007, 2008 and 2009 respectively.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

AVX’s weighted average fair value is estimated at the date of grant using Black Scholes model. AVX estimated volatility by considering AVX’s historical stock volatility. AVX calculated the dividend yield based on historical dividend paid. In accordance with SFAS No. 123R AVX has estimated forfeitures in determining the weighted average fair value calculation. The forfeiture rate used for the year ended March 31, 2009 was 6.9%. The following are significant weighted average assumptions used for estimating the fair value of options issued under AVX’s stock option plans:

	Years ended March 31,
	2007	2008	2009
Interest rate	4.90%	4.53%	3.22%
Expected life	5 years	5 years	5 years
Volatility	35.25%	32.51%	28.46%
Expected dividends	0.98%	0.88%	1.24%

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

Activity under KWC’s stock option plan is summarized as follows:

	Number of Options (in thousands)	Weighted Average Exercise Price	Weighted Average contractual life remaining (years)	*Aggregated Intrinsic Value (Yen in millions and U.S. dollars in thousands)
Outstanding at March 31, 2008	1,079	$2.47
Granted	—	—
Exercised	—	—		¥—	$—
Expired and cancelled	(193)	3.28

Outstanding at March 31, 2009	886	$2.30	3.54	¥—	$—

Exercisable at March 31, 2009	863	$2.32	3.54	¥—	$—

*	Options outstanding and exercisable at March 31, 2009 have a negative aggregated intrinsic value.

Unvested share activity under KWC’s stock options plan at March 31, 2009 is summarized as follows:

	Number of Options (in thousands)	Weighted Average Grant-Date Fair Value
Unvested balance at March 31, 2008	90	$0.73
Options granted	—	—
Option forfeited	(8)	0.83
Options vested	(59)	0.75

Unvested balance at March 31, 2009	23	$0.63

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

At March 31, 2009, ¥3 million ($30 thousand) of total unrecognized compensation costs related to unvested awards is expected to be recognized over the vesting period, within a year. The total aggregate fair value of options vested is ¥22 million, ¥13 million and ¥4 million ($40 thousand) for the years ended March 31, 2007, 2008 and 2009, respectively.

The consolidated statement of income includes ¥4 million ($40 thousand) in stock based compensation expense for the year ended March 31, 2009.

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

Also, Kyocera uses interest rate swaps and interest rate caps mainly to convert a portion of its variable rate debt to fixed rates.

Other Derivatives

Kyocera’s main direct foreign export sales and some import purchases are denominated in the customers’ and suppliers’ local currency, principally the U.S. dollar, Euro and STG. Kyocera purchases foreign currency forward

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

contracts with terms normally lasting less than four months and currency swaps to protect against the adverse effects that exchange-rate fluctuations may have on foreign-currency-denominated trade receivables and payables, and borrowings. The gains and losses on both the derivatives and the foreign currency-denominated trade receivable and payable, and borrowings are recorded as foreign currency transaction gains (losses), net in the consolidated statements of income. Kyocera does not adopt hedge accounting for such derivatives.

The location and fair value of derivative financial instruments in the consolidated balance sheets at March 31, 2009 are as follows:

	March 31, 2009
	Asset Derivatives		Liability Derivatives
	Location	Fair Value*	Location	Fair Value*
	(Yen in millions)
Derivatives designated as hedging instruments:
Foreign currency forward contracts	Other current assets	¥133	Other current liabilities	¥265
Interest rate swaps	—	—	Other current liabilities	49
Interest rate caps	Other current assets	0	—	—

Total		¥133		¥314

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Other current assets	¥95	Other current liabilities	¥3,450
Currency swaps	—	—	Other current liabilities	10

Total		¥95		¥3,460

Total derivatives		¥228		¥3,774

	March 31, 2009
	Asset Derivatives		Liability Derivatives
	Location	Fair Value*	Location	Fair Value*
	(U.S. dollars in thousands)
Derivatives designated as hedging instruments:
Foreign currency forward contracts	Other current assets	$1,343	Other current liabilities	$2,677
Interest rate swaps	—	—	Other current liabilities	495
Interest rate caps	Other current assets	0	—	—

Total		$1,343		$3,172

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Other current assets	$960	Other current liabilities	$34,848
Currency swaps	—	—	Other current liabilities	101

Total		$960		$34,949

Total derivatives		$2,303		$38,121

*	For detailed information, see Note 15 to the Consolidated Financial Statements in this annual report on Form 20-F.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The location and amount of derivative financial instruments in the comprehensive income are as follows:

	Three months ended March 31, 2009
	Gains (losses) recognized in other comprehensive income	Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
	(Yen in millions)
Derivatives designated as cash flow hedge:
Foreign currency forward contracts	¥(102)	Net sales and Cost of sales	¥(449)	Foreign currency transaction losses, net	¥184
Interest rate swaps	(43)	Interest expense	0	Interest expense	—
Interest rate swaps	32	Equity in earnings of affiliates and unconsolidated subsidiaries	9	Equity in earnings of affiliates and unconsolidated subsidiaries	—
Interest rate caps	0	Interest expense	0	Interest expense	—

Total	¥(113)		¥(440)		¥184

	Three months ended March 31, 2009
	Gains (losses) recognized in income
	Location	Amount
	(Yen in millions)
Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Foreign currency transaction losses, net	¥(9,170)
Currency swaps	Foreign currency transaction losses, net	(5)

Total		¥(9,175)

	Three months ended March 31, 2009
	Gains (losses) recognized in other comprehensive income	Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
	(U.S. dollars in thousands)
Derivatives designated as cash flow hedge:
Foreign currency forward contracts	$(1,030)	Net sales and Cost of sales	$(4,535)	Foreign currency transaction losses, net	$1,859
Interest rate swaps	(434)	Interest expense	0	Interest expense	—
Interest rate swaps	323	Equity in earnings of affiliates and unconsolidated subsidiaries	91	Equity in earnings of affiliates and unconsolidated subsidiaries	—
Interest rate caps	0	Interest expense	0	Interest expense	—

Total	$(1,141)		$(4,444)		$1,859

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	Three months ended March 31, 2009
	Gains (losses) recognized in income
	Location	Amount
	(U.S. dollars in thousands)
Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Foreign currency transaction losses, net	$(92,626)
Currency swaps	Foreign currency transaction losses, net	(51)

Total		$(92,677)

	Year ended March 31, 2009
	Gains (losses) recognized in other comprehensive income	Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
	(Yen in millions)
Derivatives designated as cash flow hedge:
Foreign currency forward contracts	¥(280)	Net sales and Cost of sales	¥(417)	Foreign currency transaction losses, net	¥184
Interest rate swaps	(40)	Interest expense	0	Interest expense	—
Interest rate swaps	(21)	Equity in earnings of affiliates and unconsolidated subsidiaries	9	Equity in earnings of affiliates and unconsolidated subsidiaries	—
Interest rate caps	0	Interest expense	0	Interest expense	—

Total	¥(341)		¥(408)		¥184

	Year ended March 31, 2009
	Gains (losses) recognized in income
	Location	Amount
	(Yen in millions)
Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Foreign currency transaction losses, net	¥(6,350)
Currency swaps	Foreign currency transaction losses, net	(10)

Total		¥(6,360)

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	Year ended March 31, 2009
	Gains (losses) recognized in other comprehensive income	Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
	(U.S. dollars in thousands)
Derivatives designated as cash flow hedge:
Foreign currency forward contracts	$(2,829)	Net sales and Cost of sales	$(4,212)	Foreign currency transaction losses, net	$1,859
Interest rate swaps	(404)	Interest expense	0	Interest expense	—
				Equity in earnings of affiliates and unconsolidated subsidiaries	—
Interest rate swaps	(212)	Equity in earnings of affiliates and unconsolidated subsidiaries	91
Interest rate caps	0	Interest expense	0	Interest expense	—

Total	$(3,445)		$(4,121)		$1,859

	Year ended March 31, 2009
	Gains (losses) recognized in income
	Location	Amount
	(U.S. dollars in thousands)
Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Foreign currency transaction losses, net	$(64,141)
Currency swaps	Foreign currency transaction losses, net	(101)

Total		$(64,242)

The aggregate contract amounts of derivative financial instruments are as follows:

	March 31,
	2008	2009	2009
	Aggregate contract amounts	Aggregate contract amounts	Aggregate contract amounts
	(Yen in millions and U.S. dollars in thousands)
Derivatives designated as hedging instruments:
Foreign currency forward contracts	¥16,448	¥9,750	$98,485
Interest rate swaps	—	650	6,565
Interest rate caps	—	2,275	22,980

Total	¥16,448	¥12,675	$128,030
Derivatives not designated as hedging instruments:
Foreign currency forward contracts	¥134,881	¥101,346	$1,023,697
Currency swaps	417	331	3,344

Total	¥135,298	¥101,677	$1,027,041

Total derivatives	¥151,746	¥114,352	$1,155,071

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values of financial instruments at March 31, 2008 and 2009 and the methods and assumptions used to estimate the fair value are as follows:

	March 31,
	2008		2009		2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Yen in millions and U.S. dollars in thousands)
Assets:
Cash and cash equivalents(a)	¥447,586	¥447,586	¥269,247	¥269,247	$2,719,667	$2,719,667
Short-term investments(b)	147,503	147,526	202,143	202,145	2,041,849	2,041,868
Securities and other investments(b)	437,369	437,481	351,849	351,778	3,554,031	3,553,313

	¥1,032,458	¥1,032,593	¥823,239	¥823,170	$8,315,547	$8,314,848

Liabilities:
Short-term borrowings(a)	¥(7,279)	¥(7,279)	¥(11,000)	¥(11,000)	$(111,111)	$(111,111)
Current portion of long-term debt(c)	(3,432)	(3,461)	(13,865)	(13,990)	(140,051)	(141,313)
Long-term debt(c)	(8,298)	(8,274)	(28,538)	(28,621)	(288,263)	(289,101)

	¥(19,009)	¥(19,014)	¥(53,403)	¥(53,611)	$(539,425)	$(541,525)

(a)	The carrying amount approximates fair value because of the short maturity of these instruments.
(b)	The fair value is based on quoted market prices. It was not practicable to estimate the fair value of cost-method investments in unlisted common stock because of the lack of the market price and difficulty in estimating fair value without incurring excessive cost, and Kyocera did not identify any events or changes in circumstances that may have had a significant adverse effect on these investments. The aggregated carrying amounts of these investments included in the table at March 31, 2008 and 2009 were ¥5,603 million and ¥6,001 million ($60,616 thousand), respectively.
(c)	The fair value is estimated by discounting cash flows, using current interest rates for instruments with similar terms and remaining maturities.

See Notes 13 and 15 to the Consolidated Financial Statements in this annual report on Form 20-F about fair value disclosure of derivatives financial instruments.

15. FAIR VALUE

SFAS No. 157, “Fair Value Measurement” defines fair values as the price that would be received from selling and asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

SFAS No.157 defines that the fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels:

Level 1:	Unadjusted quoted prices in active markets for identical assets and liabilities.
Level 2:	Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.
Level 3:	Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Assets and Liabilities Measured at Fair Value on a Recurring Basis

	March 31, 2009
	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)	Total
	(Yen in millions)
Assets:
Securities (current)	¥2,743	¥1,942	¥412	¥5,097
Investment securities (non-current)	294,996	7,339	284	302,619
Derivatives	—	228	—	228

Total assets	¥297,739	¥9,509	¥696	¥307,944

Liabilities:
Derivatives	¥—	¥3,774	¥—	¥3,774

Total liabilities	¥—	¥3,774	¥—	¥3,774

	March 31, 2009
	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)	Total
	(U.S. dollars in thousands)
Assets:
Securities (current)	$27,707	$19,616	$4,162	$51,485
Investment securities (non-current)	2,979,758	74,131	2,869	3,056,758
Derivatives	—	2,303	—	2,303

Total assets	$3,007,465	$96,050	$7,031	$3,110,546

Liabilities:
Derivatives	$—	$38,121	$—	$38,121

Total liabilities	$—	$38,121	$—	$38,121

Level 1 securities and investment securities consist principally of equity securities, corporate debt securities and other debt securities. The fair value is quoted price in active market with sufficient volume and frequency of transactions.

Level 2 securities and investment securities consist principally of corporate debt securities, convertible bond and other debt securities. The fair value is other than quoted price included within Level 1 that is observable for the asset or liability, either directly or indirectly through corroboration with observable market data.

Level 3 securities and investment securities consist of corporate debt securities and other debt securities. The fair value is determined using input that is both unobservable and significant to the values of instruments being measured.

Level 2 derivatives consist of foreign currency forward contracts, interest rate swaps, interest rate caps and currency swaps. The fair value is estimated based on quotes from financial institutions.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The following table presents additional information about Level 3 securities and investment securities measured at fair value on recurring basis for the year ended March 31, 2009.

Years ended March 31, 2009
(Yen in millions)
Balance at March 31, 2008	¥1,436
Total gains or losses (realized/unrealized)
Included in earnings	(262)
Included in other comprehensive income	(132)
Purchase, issuance, and settlements	(859)
Transfer in and/or out of Level 3	513

Balance at March 31, 2009	¥696

The amount of total gains (losses) for the year ended March 31, 2009 attribute to the change in unrealized gains or losses relating to assets held at March 31, 2009	¥(262)

Years ended March 31, 2009
(U.S. dollars in thousands)
Balance at March 31, 2008	$14,505
Total gains or losses (realized/unrealized)
Included in earnings	(2,646)
Included in other comprehensive income	(1,333)
Purchase, issuance, and settlements	(8,677)
Transfer in and/or out of Level 3	5,182

Balance at March 31, 2009	$7,031

The amount of total gains (losses) for the year ended March 31, 2009 attribute to the change in unrealized gains or losses relating to assets held at March 31, 2009	$(2,646)

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

	Balance at March 31, 2009	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)	Total gains (losses) for the year ended March 31, 2009
	(Yen in millions)
Investment securities	¥57	¥—	¥—	¥57	¥(266)

					¥(266)

	Balance at March 31, 2009	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)	Total gains (losses) for the year ended March 31, 2009
	(U.S. dollars in thousands)
Investment securities	$576	$—	$—	$576	$(2,687)

					$(2,687)

Cost method investments in unlisted common stock with a carrying amount of ¥323 million ($3,263 thousand) were written down to their fair value of ¥57 million ($576 thousand), resulting in an impairment charge of ¥266 million ($2,687 thousand), which were included in losses on impairment of securities in consolidated statements of income. The fair values of investments were determined through the use of various methodologies such as discounted cash flows and comparable valuations of similar companies.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

16. COMMITMENTS AND CONTINGENCIES

As of March 31, 2009, Kyocera had contractual obligations for the acquisition or construction of property, plant and equipment aggregating ¥11,153 million ($112,657 thousand) due within one year.

Kyocera is lessee under long-term operating leases primarily for office space and equipment. Rental expenses for operating leases were ¥7,681 million, ¥10,577 million and ¥9,298 million ($93,919 thousand) for the years ended March 31, 2007, 2008 and 2009, respectively.

Future minimum lease commitments under non-cancelable operating leases at March 31, 2009 are as follows:

Years ending March 31,	(Yen in millions and U.S. dollars in thousands)
2010	¥6,237	$63,000
2011	4,781	48,293
2012	2,535	25,606
2013	1,733	17,505
2014	1,093	11,040
2015 and thereafter	1,075	10,859

	¥17,454	$176,303

Kyocera has entered into material supply agreements for a significant portion of anticipated material used in its operations. Under those agreements, during the year ended March 31, 2009, Kyocera purchased ¥7,525 million ($76,010 thousand) and is obligated to purchase ¥297,467 million ($3,004,717 thousand) in total by the end of December 2020.

Kyocera guarantees the debt of employees, an investee and an unconsolidated subsidiary. At March 31, 2009, the total amount of these guarantees was ¥804 million ($8,121 thousand). The financial guarantees are made in the form of commitments and letters of awareness issued to financial institutions and generally obligate Kyocera to make payments in the event of default by the borrowers.

AVX has been named as a potentially responsible party (PRP) in state and federal administrative proceedings seeking contribution for costs associated with the correction and remediation of environmental conditions at various waste disposal and operating sites. AVX continues to monitor these actions and proceedings and to vigorously defend its interests. AVX currently has reserves for current remediation, compliance and legal cost related to these matters.

In July 2007, AVX received oral notification from the Environmental Protection Agency (EPA), and in December 2007, written notification from the U.S. Department of Justice indicating that the United States is preparing to exercise the reopener provision under a 1991 consent decree relating to the environmental conditions at, and remediation of, New Bedford Harbor in the Commonwealth of Massachusetts. The EPA has indicated that remediation costs through December 6, 2007 (which remediation is ongoing) are approximately ¥31,213 million ($315,283 thousand). AVX has not yet completed an investigation of the monies spent or its available defenses in light of the notification. AVX has also not yet determined whether or to what extent other parties may bear responsibility for these costs.

On April 1, 2008, the U.S. Department of Justice indicated that the future work to be performed at the harbor is expected to exceed hundreds of millions of dollars under current estimates. AVX anticipates further discussions with the U.S. Department of Justice, the EPA and the Commonwealth of Massachusetts.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

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

17. STOCKHOLDERS’ EQUITY

Under the Corporation Act of Japan (the Corporation Act), the entire amount paid in for the shares is principally required to be capitalized as stated capital, although Kyocera Corporation may, by resolution of its Board of Directors, capitalize an amount not exceeding one-half of the amount paid in for the shares as additional paid-in capital.

The Corporation Act requires a domestic company to appropriate as legal reserve or additional paid-in capital, an amount equal to 10% of the amount paid out for dividends until the sum of the legal reserve and additional paid-in capital equals 25% of its stated capital. The legal reserve and additional paid-in capital, which could be decreased due to stockholder actions, may be transferred to stated capital or used to reduce a deficit principally. The appropriated legal reserve at March 31, 2009 included in retained earnings was ¥21,334 million ($215,495 thousand).

Based on the resolution at the meeting of the Board of Directors held on November 27, 2008, Kyocera acquired its own shares in the market as its treasury stock from November 28, 2008 to December 22, 2008. The total number of shares acquired and the total acquisition price were 6,256,000 shares and ¥38,000 million ($383,838 thousand), respectively. Due mainly to this acquisition, the balance of treasury stock at March 31, 2009 increased by ¥(35,279 million), to ¥(50,568 million) ($(510,788 thousand)), compared to that at March 31, 2008.

The Corporation Act does not permit any payment of dividends in connection with repurchased treasury stock. Kyocera repurchased treasury stock mainly for the expeditious execution of capital strategies in the future, which are restricted as to the payment of cash dividends. The amount of statutory retained earnings of Kyocera Corporation available for the payment of dividends to stockholders at March 31, 2009 was ¥657,502 million ($6,641,434 thousand).

The accompanying consolidated financial statements do not include any provision for the dividend of ¥60 ($0.61) per share aggregating ¥11,012 million ($111,232 thousand) payable on June 26, 2009 which was approved by the stockholders at the meeting held on June 25, 2009.

Kyocera’s equity in retained earnings or deficits of affiliates and unconsolidated subsidiaries accounted for by the equity method of accounting aggregating ¥(140 million) ($(1,414 thousand)) at March 31, 2009 was included in retained earnings.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Changes in accumulated other comprehensive income are as follows:

	Foreign Currency Translation Adjustments	Pension Adjustments	Minimum Pension Liability Adjustments	Net Unrealized Gains on Securities	Net Unrealized Gains (Losses) on Derivative Financial Instruments	Total Accumulated Comprehensive Income
	(Yen in millions and U.S. dollars in thousands)
Balance at March 31, 2006	¥(7,570)	¥—	¥(2,057)	¥82,649	¥(75)	¥72,947
Net change for the year	10,474	—	(82)	102,021	138	112,551
Adjustment for SFAS No. 158	—	15,419	2,139	—	—	17,558

Balance at March 31, 2007	2,904	15,419	—	184,670	63	203,056
Net change for the year	(36,698)	(2,554)	—	(119,871)	133	(158,990)

Balance at March 31, 2008	(33,794)	12,865	—	64,799	196	44,066
Adjustment for SFAS No. 158	—	(418)	—	—	—	(418)
Net change for the year	(32,408)	(12,394)	—	(53,178)	(341)	(98,321)

Balance at March 31, 2009	¥(66,202)	¥53	¥—	¥11,621	¥(145)	¥(54,673)

Balance at March 31, 2008	$(341,354)	$129,950	$—	$654,535	$1,980	$445,111
Adjustment for SFAS No. 158	—	(4,222)	—	—	—	(4,222)
Net change for the year	(327,353)	(125,193)	—	(537,151)	(3,445)	(993,142)

Balance at March 31, 2009	$(668,707)	$535	$—	$117,384	$(1,465)	$(552,253)

18. IMPAIRMENT OF LONG-LIVED ASSETS

At March 31, 2009, pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” Kyocera recognized ¥2,309 million ($23,323 thousand) of an impairment loss on long-lived assets which were used for a production of Organic Light-Emitting Diode (OLED) displays in the Electronic Device Group and included such loss in selling, general and administrative expenses. Since qualities and characteristics of OLED displays requested by the users heightened recently and Kyocera changed the target of production in which they were used, Kyocera transferred such business from a manufacturing department to a research and development department. As a result of this transfer, Kyocera reviewed the future plan of OLED displays business and concluded the expected undiscounted cash flow from the long-lived assets of OLED displays business less than its carrying value. Consequently, Kyocera recorded a loss on impairment based on the amount by which the carrying value exceeded the fair value of the long-lived assets of OLED displays business. The fair value of the long-lived assets of OLED displays business was estimated using the expected present value of future cash flow.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

19. INCOME TAXES

Income from continuing operations before income taxes and minority interests and income taxes for the years ended March 31, 2007, 2008 and 2009 are made up of the following components:

	Years ended March 31,
	2007	2008	2009	2009
	(Yen in millions and U.S. dollars in thousands)
Income from continuing operations before income taxes and minority interests:
Domestic	¥102,048	¥121,498	¥31,735	$320,556
Foreign	54,492	53,344	24,247	244,919

Total income from continuing operations before income taxes and minority interests	¥156,540	¥174,842	¥55,982	$565,475

Income taxes:
Current income taxes:
Domestic	¥41,227	¥48,941	¥11,603	$117,202

Foreign	12,538	12,721	7,324	73,980

Total current income taxes	53,765	61,662	18,927	191,182
Deferred income taxes:
Domestic	(4,479)	26	4,901	49,505
Foreign	(399)	(1,453)	(1,049)	(10,596)

Total deferred income taxes	(4,878)	(1,427)	3,852	38,909

Total income taxes	¥48,887	¥60,235	¥22,779	$230,091

In Japan, a company is subject to a number of taxes, based on income, which in the aggregate indicate normal statutory income tax rates for the years ended 2007, 2008 and 2009 of approximately 41.0%.

Reconciliations between the Japanese statutory income tax rate and Kyocera’s effective income tax rate for the years ended March 31, 2007, 2008 and 2009 are as follows:

	Years ended March 31,
	2007	2008	2009
Japanese statutory income tax rate	41.0%	41.0%	41.0%
Difference in statutory tax rates of foreign subsidiaries	(4.6)	(4.7)	(7.9)
Change in valuation allowance	0.0	0.6	10.5
Tax credit for research and development expenses	(3.3)	(2.5)	(1.9)
Tax refunds related to transfer pricing adjustments	(2.8)	(0.2)	(0.6)
Impact of FIN48	—	1.9	(0.2)
Tax rate change*	—	(0.9)	0.0
Other	0.9	(0.7)	(0.2)

Effective income tax rate	31.2%	34.5%	40.7%

*	On January 1, 2008, income tax rates for companies was changed to 25.0% in China, which decreased the effective income tax rate in fiscal 2008 by 0.9 points. On April 1, 2009, income tax rates for companies was changed to 17.0% in Singapore, which had no material impact on the effective income tax rate in fiscal 2009.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The components of the deferred tax assets and deferred tax liabilities at March 31, 2008 and 2009 are as follows:

	March 31,
	2008	2009	2009
	(Yen in millions and U.S. dollars in thousands)
Deferred tax assets:
Enterprise tax	¥1,692	¥473	$4,778
Inventories	19,493	20,266	204,707
Allowance for doubtful accounts	1,668	1,753	17,707
Accrued expenses	10,237	8,788	88,768
Employee benefits	19,152	24,010	242,525
Depreciation and amortization	38,134	35,400	357,576
Securities	1,945	4,609	46,555
Net operating losses and tax credit carry forwards	29,337	32,064	323,879
Liquidation of a foreign subsidiary	3,931	3,506	35,414
Other	3,169	3,770	38,081

Total gross deferred tax assets	128,758	134,639	1,359,990
Valuation allowance	(39,780)	(43,236)	(436,727)

Net deferred tax assets	¥88,978	¥91,403	$923,263

Deferred tax liabilities:
Depreciation and amortization	¥4,773	¥6,092	$61,536
Deduction of foreign branch losses	3,862	2,997	30,273
Securities	132,493	94,594	955,495
Prepaid benefit cost	10,794	4,308	43,515
Sale of certain real estate in overseas	—	3,161	31,929
Other	2,273	2,621	26,475

Total deferred tax liabilities	¥154,195	¥113,773	$1,149,223

Net deferred tax liabilities	¥(65,217)	¥(22,370)	$(225,960)

Net deferred tax assets and liabilities at March 31, 2008 and 2009 are reflected in the consolidated balance sheets under the following captions.

	March 31,
	2008	2009	2009
	(Yen in millions and U.S. dollars in thousands)
Deferred income taxes—current assets	¥41,244	¥35,187	$355,424
Other assets	11,573	13,992	141,333
Other current liabilities	(18)	(10)	(101)
Deferred income taxes—non-current liabilities	(118,016)	(71,539)	(722,616)

Net deferred tax liabilities	¥(65,217)	¥(22,370)	$(225,960)

At March 31, 2009, Kyocera had net operating losses carried forward of approximately ¥94,029 million ($949,788 thousand), which are available to offset future taxable income. Of these net operating losses carried forward, the amount of ¥20,089 million ($202,919 thousand) recorded at domestic subsidiaries will expire within next seven years, and the amount of approximately ¥32,517 million ($328,455 thousand) recorded at U.S. subsidiaries will expire within next 20 years. Certain other foreign subsidiaries have net operating losses carried forward totaling approximately ¥41,423 million ($418,414 thousand) of which most have no expiration date.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

At March 31, 2009, Kyocera had tax credit carried forward of ¥5,523 million ($55,788 thousand), which are available to offset future income taxes. Of these tax credit carried forward, the amount of ¥543 million ($5,485 thousand) recorded at domestic subsidiaries will expire within next three years and the amount of ¥2,564 million ($25,899 thousand) and ¥2,416 million ($24,404 thousand) recorded at U.S. subsidiaries will expire within 20 years and will be available without expiration, respectively.

Kyocera intends to reinvest certain undistributed earnings of foreign subsidiaries for an indefinite period of time. Therefore, no deferred tax liabilities have been provided on undistributed earnings of these subsidiaries, which are not expected to be remitted in the foreseeable future. Kyocera estimates this unrecognized deferred tax liabilities are ¥9,705 million ($98,030 thousand) at March 31, 2009. The undistributed earnings of these subsidiaries are ¥230,360 million ($2,326,869 thousand) at March 31, 2009.

Total gross deferred tax assets at March 31, 2008 and 2009 were reduced by valuation allowances of ¥39,780 million and ¥ 43,236 million ($436,727 thousand), respectively.

A reconciliation of the beginning and ending amount of gross valuation allowance for deferred tax asset is as follows:

	March 31,
	2008	2009	2009
	(Yen in millions and U.S. dollars in thousand)
Balance at beginning of year	¥42,124	¥39,780	$401,818
Increase	12,207	12,874	130,040
Decrease	(11,047)	(9,022)	(91,131)
Other*	(3,504)	(396)	(4,000)

Balance at end of year	¥39,780	¥43,236	$436,727

*	Other consists mainly of foreign currency translation adjustments.

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB statement No. 109” (“FIN 48”) which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 was effective for fiscal years beginning after December 15, 2006. Cumulative effect of applying FIN 48, which was effective April 1, 2007, increased the opening balance of retained earnings by ¥3,968 million.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	March 31,
	2008	2009	2009
	(Yen in millions and U.S. dollars in thousand)
Balance at beginning of year	¥3,650	¥8,642	$87,293
Increase—tax position in prior years	3,356	442	4,464
Increase—tax position in current year	1,839	2,269	22,919
Decrease—tax position in prior years	(203)	(835)	(8,434)
Settlements with taxing authorities	—	—	—
Lapse of statute of limitations	—	—	—

Balance at beginning of year	¥8,642	¥10,518	$106,242

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Gross unrecognized tax benefits on the consolidated balance sheets that if recognized would affect the effective tax rate are ¥8,642 million and ¥10,518 million ($106,242 thousand), at March 31, 2008 and 2009, respectively. Kyocera has tax examination based on transfer pricing adjustment with the Osaka Regional Tax Bureau for the years ending March 31, 2004 and forward. Kyocera expect that significant change in unrecognized tax benefits might occur within the next 12 months and that such change will not have significant impact on Kyocera’s consolidated results of operations and financial position.

Kyocera recorded interest and penalties accrued related to unrecognized tax benefits by ¥676 million and ¥71 million ($717 thousand) as current income taxes in the consolidated statement of income for the year ended March 31, 2008 and 2009, respectively, and by ¥755 million and ¥827 million ($8,354 thousand) as other non-current liabilities in the consolidated balance sheet at March 31, 2008 and 2009, respectively. The above table excludes this accrual for estimated interest and penalties.

At March 31, 2009, Kyocera is subject to income tax examinations by tax authorities for the tax years 2002 and forward in Japan, and for the tax year 2003 and for the tax years 2006 and forward in the United States for its major jurisdictions.

On March 28, 2005, Kyocera Corporation received a notice of tax assessment based on transfer pricing adjustments from the Osaka Regional Tax Bureau for the five years from the year ended March 31, 1999 through the year ended March 31, 2003. The notice indicated that resultant additional taxes, including local taxes, etc., amounted to ¥12,748 million.

On May 24, 2005, Kyocera Corporation filed a request for reinvestigation to the tax assessment based on transfer pricing adjustments with the Osaka Regional Tax Bureau. On September 25, 2006, Kyocera Corporation received a decision letter from the Osaka Regional Tax Bureau that voided a portion of the original assessment. In accordance with this decision, ¥4,305 million of tax refunds, including local taxes, was recognized in current income taxes for the year ended March 31, 2007. Kyocera Corporation also filed a request for reconsideration with the Osaka National Tax Tribunal and filed applications with the National Tax Agency for mutual agreement procedures for avoidance of double taxation with the United States, Singapore and Germany, respectively.

Kyocera Corporation received a notice on November 8, 2007 from the National Tax Agency to the effect that mutual agreements with the United States had been concluded and received a notice on March 9, 2009 from the National Tax Agency to the effect that mutual agreements with Singapore had been concluded. Also, Kyocera received tax refunds from Japan and counterparty countries accordingly. Upon the adoption of FIN 48, these tax refunds met the “more-likely-than not” recognition threshold and were recognized in retained earnings as of April 1, 2007 within the cumulative effect of applying FIN 48. These prior year refund claims and related interest were not recognized as of March 31, 2007 because they were considered gain contingencies under Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies” and could not be recognized until the contingency lapsed.

Kyocera continues to cope with transfer pricing adjustments appropriately, which have been incorporated within the FIN 48 analysis. Kyocera does not anticipate the final resolution of these procedures to have a material impact on the consolidated statements of income in the future.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

20. SUPPLEMENTAL EXPENSE INFORMATION

Supplemental expense information is as follows:

	Years ended March 31,
	2007	2008	2009	2009
	(Yen in millions and U.S. dollars in thousands)
Research and development expenses	¥61,100	¥61,605	¥65,932	$665,980
Advertising expenses	11,845	11,036	9,655	97,525
Shipping and handling cost included in selling, general and administrative expenses	15,945	17,802	16,411	165,768

During the year ended March 31, 2009, Kyocera recorded ¥8,314 million ($83,980 thousand) of gains on sales of property, plant and equipment, net which includes gains on sales of certain properties. Such gains were included as deductions of selling, general and administrative expenses.

21. SEGMENT REPORTING

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

Information & Telecommunication Components

Sapphire Substrates

Components for Semiconductor Processing Equipment

Components for LCD Manufacturing Equipment

Automotive Components

General Industrial Ceramic Components

(Semiconductor Parts Group)

Ceramic Packages for Crystal and SAW Devices

CCD / CMOS Sensor Ceramic Packages

LSI Ceramic Packages

Wireless Communication Device Packages

Optical Communication Device Packages and Components

Organic Multilayer Packages and Substrates

(Applied Ceramic Products Group)

Residential and Industrial Solar Power Generating Systems

Solar Cells and Modules

Cutting Tools, Micro Drills

Medical and Dental Implants

Jewelry and Application Products

(Electronic Device Group)

Ceramic Capacitors, Tantalum Capacitors

Timing Devices such as TCXOs, Crystal Units,

Clock Oscillators and Ceramic Resonators

SAW Devices, RF Modules, EMI Filters

Connectors

Thermal Printheads, Inkjet Printheads

Amorphous Silicon Photoreceptor Drums

Liquid Crystal Displays

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

(Telecommunications Equipment Group)

CDMA Mobile Phone Handsets

Personal Handy Phone System (PHS) related Products such as PHS Mobile Phone Handsets and PHS Base Stations

Wireless Broadband Systems such as iBurst™

(Information Equipment Group)

ECOSYS Printer, Copying Machines

Multifunction Peripherals

(Others)

Telecommunication Engineering Business

Integration Business on Information Systems and Network Infrastructures Data Center Business

Management Consulting Business

Chemical Materials for Electronic Components

Electrical Insulators, Molded Products

Hotel Business

Commencing for the year ended March 31, 2008, the “Optical Equipment Group,” previously an independent reporting segment, has been reclassified into “Others.” Accordingly, reported results of related segments for the year ended March 31, 2007 have been reclassified.

Inter-segment sales, operating revenue and transfers are made with reference to prevailing market prices. Transactions between reportable segments are immaterial and not shown separately.

Operating profit for each reporting segment represents net sales, less related costs and operating expenses, excluding corporate revenue and expenses, equity in earnings, income taxes and minority interest.

Assets for each reporting segment represent those assets associated with a specific reporting segment. Corporate assets consist primarily of cash and cash equivalents, the facilities of corporate headquarters and various other investments and assets that are not specific to each reporting segment.

Kyocera’s sales to KDDI Corporation and its consolidated subsidiaries, which are mainly recorded at the Telecommunications Equipment group, for the years ended March 31, 2007, 2008 and 2009 was ¥123,163 million, ¥128,330 million and ¥127,225 million ($1,285,101 thousand) and comprised of 9.6%, 9.9% and 11.3% to consolidated net sales, respectively.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Information by reporting segment at and for the years ended March 31, 2007, 2008 and 2009 is summarized on the following page:

Reporting segments

	Years ended March 31,
	2007	2008	2009	2009
	(Yen in millions and U.S. dollars in thousands)
Net sales:
Fine Ceramic Parts Group	¥81,326	¥81,309	¥61,730	$623,535
Semiconductor Parts Group	152,292	154,538	135,137	1,365,020
Applied Ceramic Products Group	131,103	149,942	148,917	1,504,212
Electronic Device Group	286,156	294,201	231,271	2,336,071
Telecommunications Equipment Group	251,183	220,817	218,758	2,209,677
Information Equipment Group	268,781	276,746	229,297	2,316,131
Others	137,235	138,494	126,043	1,273,162
Adjustments and eliminations	(24,179)	(25,611)	(22,567)	(227,949)

	¥1,283,897	¥1,290,436	¥1,128,586	$11,399,859

Operating profit (loss):
Fine Ceramic Parts Group	¥15,677	¥11,167	¥(240)	$(2,424)
Semiconductor Parts Group	22,210	20,027	8,671	87,586
Applied Ceramic Products Group	22,334	32,655	27,469	277,464
Electronic Device Group	44,487	36,524	(4,070)	(41,111)
Telecommunications Equipment Group	291	6,786	(17,713)	(178,919)
Information Equipment Group	33,970	39,538	13,497	136,333
Others	6,881	9,635	14,106	142,485

	145,850	156,332	41,720	421,414
Corporate	8,569	12,497	7,632	77,091
Equity in earnings of affiliates and unconsolidated subsidiaries	2,621	6,091	6,460	65,253
Adjustments and eliminations	(500)	(78)	170	1,717

Income from continuing operations before income taxes and minority interests	¥156,540	¥174,842	¥55,982	$565,475

Depreciation and amortization:
Fine Ceramic Parts Group	¥4,500	¥7,511	¥7,986	$80,667
Semiconductor Parts Group	12,533	14,647	13,592	137,293
Applied Ceramic Products Group	8,097	9,685	11,100	112,121
Electronic Device Group	21,537	24,627	24,329	245,747
Telecommunications Equipment Group	9,075	8,753	16,946	171,172
Information Equipment Group	16,326	12,024	14,469	146,151
Others	7,419	6,922	6,407	64,717
Corporate	2,575	2,876	2,748	27,758

	¥82,062	¥87,045	¥97,577	$985,626

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	Years ended March 31,
	2007	2008	2009	2009
	(Yen in millions and U.S. dollars in thousands)
Write-down of inventories:
Fine Ceramic Parts Group	¥54	¥153	¥444	$4,485
Semiconductor Parts Group	1,848	160	544	5,495
Applied Ceramic Products Group	1,283	899	702	7,091
Electronic Device Group	670	512	1,419	14,334
Telecommunications Equipment Group	5,208	1,798	4,645	46,919
Information Equipment Group	1,791	1,372	805	8,131
Others	474	247	160	1,616
Corporate	—	—	—	—

	¥11,328	¥5,141	¥8,719	$88,071

Capital expenditures:
Fine Ceramic Parts Group	¥7,447	¥9,253	¥5,405	$54,596
Semiconductor Parts Group	11,432	8,752	7,199	72,717
Applied Ceramic Products Group	7,330	10,714	14,396	145,414
Electronic Device Group	19,812	25,855	15,056	152,081
Telecommunications Equipment Group	3,800	2,317	3,898	39,374
Information Equipment Group	11,962	15,475	11,865	119,848
Others	5,774	6,056	2,461	24,859
Corporate	2,339	6,679	2,775	28,030

	¥69,896	¥85,101	¥63,055	$636,919

	March 31,
	2007	2008	2009	2009
	(Yen in millions and U.S. dollars in thousands)
Assets:
Fine Ceramic Parts Group	¥54,860	¥53,713	¥45,861	$463,242
Semiconductor Parts Group	106,359	100,041	79,148	799,475
Applied Ceramic Products Group	125,266	149,870	164,799	1,664,636
Electronic Device Group	412,979	400,851	339,616	3,430,465
Telecommunications Equipment Group	92,584	66,191	115,926	1,170,970
Information Equipment Group	207,862	203,248	251,477	2,540,172
Others	133,072	131,946	122,474	1,237,111

	1,132,982	1,105,860	1,119,301	11,306,071
Corporate	1,056,646	906,159	693,505	7,005,101

Investments in and advances to affiliates and unconsolidated subsidiaries	10,093	16,753	19,376	195,717
Adjustments and eliminations	(69,257)	(52,026)	(58,380)	(589,697)

Total assets	¥2,130,464	¥1,976,746	¥1,773,802	$17,917,192

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Information for revenue from external customers by destination and long-lived assets based on physical location as of and for the years ended March 31, 2007, 2008 and 2009 are summarized as follows:

Geographic segments

	Years ended March 31,
	2007	2008	2009	2009
	(Yen in millions and U.S. dollars in thousands)
Net sales:
Japan	¥496,959	¥507,837	¥473,387	$4,781,687
United States of America	274,361	248,760	201,502	2,035,374
Europe	215,672	229,830	200,483	2,025,081
Asia	216,663	232,425	183,347	1,851,990
Others	80,242	71,584	69,867	705,727

	¥1,283,897	¥1,290,436	¥1,128,586	$11,399,859

Long-lived assets:
Japan	¥235,325	¥233,569	¥252,375	$2,549,242
United States of America	36,777	54,190	52,576	531,071
Europe	24,398	22,783	37,836	382,182
Asia	42,204	38,713	40,251	406,576
Others	4,635	7,806	7,871	79,505

	¥343,339	¥357,061	¥390,909	$3,948,576

There are no individually material countries with respect to revenue from external customers and long-lived assets in Europe, Asia and Others.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

22. EARNINGS PER SHARE

A reconciliation of the numerators and the denominators of basic and diluted earnings per share computations is as follows:

	Years ended March 31,
	2007	2008	2009	2009
	(Yen in millions and U.S. dollars in thousands except per share amounts)
Income from continuing operations	¥101,329	¥107,244	¥29,506	$298,040
Income from discontinued operations	5,175	—	—	—
Net income	106,504	107,244	29,506	298,040

Basic earnings per share:
Income from continuing operations	538.52	566.58	157.27	1.59
Income from discontinued operations	27.51	—	—	—
Net income	566.03	566.58	157.27	1.59

Diluted earnings per share:
Income from continuing operations	537.35	565.80	157.23	1.59
Income from discontinued operations	27.44	—	—	—
Net income	564.79	565.80	157.23	1.59

		Years ended March 31,
		2007	2008	2009
		(shares in thousands)
Basic average number of shares outstanding		188,160	189,283	187,618
Dilutive effect of stock options		413	261	43
Diluted average number of shares outstanding		188,573	189,544	187,661
23. SUPPLEMENTAL CASH FLOW INFORMATION
Supplemental information related to the Consolidated Statements of Cash Flows is as follows:
	Years ended March 31,
	2007	2008	2009	2009
	(Yen in millions and U.S. dollars in thousands)
Cash paid during the year:
Interest	¥1,603	¥1,217	¥648	$6,545
Income taxes	52,847	66,989	51,927	524,515
Non-cash investing and financing activities:
Obtaining assets by entering into capital lease	¥5,001	¥1,043	¥1,676	$16,929
Acquisitions of businesses:
Fair value of assets acquired	¥1,151	¥32,959	¥180,951	$1,827,787
Fair value of liabilities assumed	(333)	(5,537)	(118,694)	(1,198,929)
Minority Interests	—	—	(32)	(323)
Cash acquired	(62)	(939)	(14,784)	(149,333)

Subtotal	756	26,483	47,441	479,202

Additional payment for an acquisition of business in the previous year	—	—	71	717

Total	¥756	¥26,483	¥47,512	$479,919

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

24. DISCONTINUED OPERATIONS

On August 1, 2006, Kyocera sold 100% of the shares of Kyocera Leasing Co., Ltd. (presently Diamond Asset Finance Company Limited) to Diamond Lease Company Limited (presently Mitsubishi UFJ Lease & Finance Company Limited) for ¥25,274 million, aimed to concentrate management resources on its core businesses to enhance and improve its corporate value. Kyocera accounted for the results of operations and the sale of Kyocera Leasing Co., Ltd. less income tax, as discontinued operations in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” in its consolidated statements of income.

The results of operations of discontinued operations for the year ended March 31, 2007 are summarized as follows:

Year ended March 31, 2007
(Yen in millions)
Net sales	¥1,779
Income before income taxes	862
Income taxes	381
Net income	481
Gain on sale of discontinued operations—net of taxes of ¥3,534	4,694
Income from discontinued operations	5,175

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Kyocera certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kyocera Corporation
(Company)

By	/S/ SHOICHI AOKI
Shoichi Aoki
Director, Managing Executive Officer and General Manager of Corporate Financial & Accounting Group

June 30, 2009

INDEX OF EXHIBITS

Exhibit Number	Description

1.1	Articles of Incorporation (English translation)

1.2	Share Handling Regulations of the Registrant (English translation)

1.3	Regulations of the Board of Directors of the Registrant (English translation) (incorporated by reference to the Registrant’s annual report on Form 20-F filed on June 29, 2006)

1.4	Regulations of the Board of Corporate Auditors of the Registrant (English translation) (incorporated by reference to the Registrant’s annual report on Form 20-F filed on July 5, 2007)

2.1	Amended and Restated Deposit Agreement, dated as of June 29, 1998 among Kyocera Corporation, Citibank N.A. as Depositary and all owners and holders from time to time of American Depositary Receipts, as amended by Amendment No. 1 thereto, dated as of January 5, 1999 (incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 24, 2001), as further amended by Amendment No. 2 thereto, dated as of December 21, 2007, including the form of American Depositary Receipt (incorporated by reference to Post-effective Amendment No. 2 to the Registrant’s Registration Statement on Form F-6 filed on December 4, 2007 (File No. 333 - 07222))

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of the Registrant’s annual report on Form 20-F)

11.1	Code of Ethics (incorporated by reference to the Registrant’s annual report on Form 20-F filed on July 5, 2007)

12.1	Certification of the principal executive officer of the Registrant required by Rule 13a-14(a)

12.2	Certification of the principal financial officer of the Registrant required by Rule 13a-14(a)

13.1	Certification of the principal executive officer of the Registrant required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of the principal financial officer of the Registrant required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Consent of Kyoto Audit Corporation with respect to its report on the audit of the financial statements included in the Registrant’s annual report on Form 20-F