Form 20-F
period 2010-03-31
KYOCERA CORP
filed 2010-06-30
CIK 57083

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2010

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

As of March 31, 2010, 183,520,939 shares of common stock were outstanding, comprised of 180,621,137 Shares and 2,899,802 American Depositary Shares (equivalent to 2,899,802 Shares).

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

Important risks, uncertainties and other factors that may cause our actual results to differ materially from our expectations are generally set forth in Item 3.D. “Risk Factors” of this annual report on Form 20-F and include, without limitation:

•	general conditions in the Japanese or global economy;

•	unexpected changes in economic, political and legal conditions in countries where we operate;

•	various export risks which may affect the significant percentage of our revenues derived from overseas sales;

•	the effect of foreign exchange fluctuations on our results of operations;

•	our ability to launch innovative products and otherwise meet the advancing technical requirements of our customers;

•	intense competitive pressures to which our products are subject;

•	manufacturing delays or defects resulting from outsourcing or internal manufacturing processes;

•	our research and development not producing desired results;

•	companies or assets acquired by us not produce the returns or benefits, or bring in business opportunities;

•	industry demand for skilled employees;

•	insufficient protection of our intellectual property;

•	expenses associated with licenses we require to continue to manufacture and sell products;

•	environmental liability and compliance obligations by tightening of environmental laws and regulations;

•	our market or supply chains being affected by terrorism, plague, wars or similar events;

•	earthquakes and other natural disasters affecting our headquarters and major facilities;

•	credit risk on trade receivables;

•	impairment losses on investments in equity securities;

•	impairment losses on long-lived assets, goodwill and intangible assets;

•	unrealized deferred tax assets and additional liabilities for unrecognized tax benefits;

•	changes in accounting principles;

and other risks discussed under Item 3.D. “Risk Factors” and elsewhere in this annual report on Form 20-F.

Presentation of Certain Information

As used in this annual report on Form 20-F, references to”Kyocera,”“we,”“our” and “us” are to Kyocera Corporation and, except as the context otherwise requires, its consolidated subsidiaries.

Also, as used in this annual report on Form 20-F:

•	“U.S. dollar” or “$” means the lawful currency of the United States of America, “yen” or “¥” means the lawful currency of Japan and “Euro” means the lawful currency of the European Union.

•	“U.S. GAAP” means accounting principles generally accepted in the United States of America, and “Japanese GAAP” means accounting principles generally accepted in Japan.

•	“ADS” means an America Depositary Share, each representing one share of Kyocera’s common stock, and “ADR” means an American Depositary Receipt evidencing ADSs.

•	“fiscal 2010” refers to Kyocera’s fiscal year ended March 31, 2010, and other fiscal years are referred to in a corresponding manner.

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

You should read the U.S. GAAP selected consolidated financial data set forth below together with Item 5. “Operating and Financial Review and Prospects” and Kyocera’s consolidated financial statements included in this annual report on Form 20-F.

	2006	2007	2008	2009	2010
	(Yen in millions and shares in thousands, except per share amounts)
For the years ended March 31:
Net sales	¥1,173,544	¥1,283,897	¥1,290,436	¥1,128,586	¥1,073,805
Profit from operations	99,695	135,102	152,420	43,419	63,860
Income from continuing operations attributable to shareholders of Kyocera Corporation	66,088	101,329	107,244	29,506	40,095
Net income attributable to shareholders of Kyocera Corporation	69,696	106,504	107,244	29,506	40,095

Earnings per share:
Income from continuing operations attributable to shareholders of Kyocera Corporation:
Basic	¥352.44	¥538.52	¥566.58	¥157.27	¥218.47
Diluted	352.21	537.35	565.80	157.23	218.47
Net income attributable to shareholders of Kyocera Corporation:
Basic	371.68	566.03	566.58	157.27	218.47
Diluted	371.43	564.79	565.80	157.23	218.47
Weighted average number of shares outstanding:
Basic	187,514	188,160	189,283	187,618	183,525
Diluted	187,640	188,573	189,544	187,661	183,525

Cash dividends declared per share:
Per share of common stock	¥100	¥110	¥120	¥120	¥120
Per share of common stock*	$0.84	$0.91	$1.10	$1.26	$1.32

At March 31:
Total assets	¥1,931,522	¥2,130,464	¥1,976,746	¥1,773,802	¥1,848,717
Long-term debt	33,360	7,283	8,298	28,538	29,067
Common stock	115,703	115,703	115,703	115,703	115,703
Kyocera Corporation shareholders’equity	1,289,077	1,514,560	1,451,165	1,323,663	1,345,235
Total equity	1,354,019	1,581,483	1,516,167	1,383,088	1,407,262
Depreciation	¥62,942	¥70,155	¥75,630	¥83,753	¥60,602
Capital expenditures	¥88,860	¥69,896	¥85,101	¥63,055	¥37,869

*	Translated into the U.S. dollars based on the exchange rates at each payment date.

Note: On April 1, 2009, Kyocera adopted the Financial Accounting Standards Board’s Accounting Standards Codification 810, “Consolidation” (former SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an Amendment of Accounting Research Bulletin No. 51”), and certain reclassification of previously reported amounts have been made to the consolidated financial statements.

The following table shows the exchange rates for Japanese yen per $1.00 based upon the noon buying rate in New York City for cash transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

For the years ended March 31,	High	Low	Average	Period-end
2006	120.93	104.41	113.15	117.48
2007	121.81	110.07	116.92	117.56
2008	124.09	96.88	114.31	99.85
2009	110.48	87.80	100.62	99.15
2010	100.71	86.12	92.93	93.40

For most recent six months
December 2009	93.08	86.62	89.95	93.08
January 2010	93.31	89.41	91.10	90.38
February 2010	91.94	88.84	90.14	88.84
March 2010	93.40	88.43	90.72	93.40
April 2010	94.51	92.03	93.45	94.24
May 2010	94.68	89.89	91.97	90.81

The noon buying rate for Japanese yen on June 25, 2010 was $1.00 = 89.35

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

You should carefully read the risks described below before making an investment decision.

Risk Related to Kyocera’s Business

(1) The continuing recession in the Japanese and global economy may significantly reduce demand for Kyocera’s products

During fiscal 2010, the global economy showed signs of recovery due to the effects of economic policy and fiscal measures in various countries, which included packages to stimulate personal consumption. Despite signs of expansion in corporate production activities along with a recovery in exports, particularly to Asia, and moderate improvement in personal consumption, the Japanese economy did not show full-scale recovery due to continued stagnation in capital investment and the employment environment. Kyocera assumes that the uncertain economic condition may be prolonged and has concerns regarding the impact of a further recession in the Japanese and global economy. If the further recession in the global economy has further negative impacts on corporate investment or consumer spending in the markets for semiconductors, mobile phone handsets and personal computer related equipment in the electronics industry, and on solar energy products, on which Kyocera is substantially dependent for its growth, there can be no assurance that Kyocera’s business, consolidated results of operations and financial position will not continue to be affected.

(2) A substantial portion of Kyocera’s business activity is conducted outside Japan, exposing Kyocera to the risks of international operations

A substantial amount of Kyocera’s investment has been targeted towards expanding manufacturing and sales channels located outside Japan, such as in the United States, Europe and Asia, which includes the developing and emerging markets in China. Kyocera faces a variety of potential risks in international activities. Kyocera may encounter unexpected legal or regulatory changes due to unfavorable political or economic factors such as control on trade, restriction on investment, restriction on repatriation and transfer pricing issue. As the developing and emerging markets of Asia, which includes China, becomes considerably important, Kyocera may become even more susceptible to these risks.

(3) Since a significant percentage of Kyocera’s revenues has been derived from foreign sales in recent years, various export risks may disproportionately affect its revenues

Kyocera’s sales to customers located outside Japan accounted for approximately 60% of its total revenues in fiscal 2010. Kyocera believes that overseas sales will continue to account for a significant percentage of its revenues. Therefore, the following export risks may disproportionately affect Kyocera’s revenues:

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

(4) Currency exchange rate fluctuations could adversely affect Kyocera’s financial results

Kyocera conducts business in countries outside of Japan, which exposes it to fluctuations in foreign currency exchange rates. Kyocera may enter into short-term forward exchange transaction to hedge this risk according to its outlook on future exchange rates; nevertheless, fluctuations in foreign currency exchange rates could have an adverse effect on its business. Fluctuations in foreign currency exchange rates may affect Kyocera’s consolidated results of operations, financial position and the value of its foreign assets, which in turn may adversely affect reported earnings and the comparability of period-to-period results of operations. Changes in currency exchange rates may affect the relative prices at which Kyocera and foreign competitors sell products in the same market. In addition, changes in the value of the relevant currencies may affect the cost of imported items required in its operations.

(5) Kyocera sells a diverse variety of products, and in each of its businesses Kyocera is subject to intense competitive pressures, including in terms of price, technological change, product development, quality and speed of delivery, and these pressures are likely to increase in the near term

Kyocera sells a wide variety of products and therefore faces a broad range of competitors from large international companies to relatively small, rapidly growing and highly specialized companies. Kyocera has a variety of businesses in different industries while many of its competitors specialize in one or more of these business areas. As a result, Kyocera may not fund or invest in certain of its businesses to the same degree as its competitors, or these competitors may have greater financial, technical, and marketing resources available to them than the portion of its business against which they compete. While some of the factors that drive competition vary by product area, price and speed of delivery are factors in all areas of Kyocera’s business. Price pressure has been intense, and thus Kyocera predicts that its selling prices will continue to be lower over fiscal 2010 depending partly on the demand and competition situation. In production businesses in which Kyocera develops, produces and distributes specialized parts for its customers’ products, its competitive position depends significantly on being involved early in the process of creating a new product that fits its customers’ needs for each business. To maintain these competitive advantages, it is critical to maintaining close ties with customers so that Kyocera can ensure that it is able to meet required specifications and be the first supplier to create and deliver the product. Kyocera’s gross margins may be reduced if the business environment changes in a way that Kyocera cannot maintain these important relationships with customers or its market share or if it is forced in the future to further reduce prices in response to the actions of its competitors.

(6) Small manufacturing delays or defects resulting from outsourcing or internal manufacturing processes can adversely affect Kyocera’s production yields and operating results

Kyocera ordinarily outsources the fabrication of certain components and sub-assemblies of its products, often to sole source suppliers or a limited number of suppliers. Several suppliers have manufacturing processes which are very complex and require a long lead-time. Kyocera may be affected by occasional delays in obtaining components and sub-assemblies. Kyocera’s revenues derived from sales of these products will also be materially and adversely affected if Kyocera is unable to obtain high quality, reliable and timely supply of these components and sub-assemblies. In addition, any reduction in the precision of these components will cause delays and interruptions in Kyocera’s production cycle.

Within Kyocera’s manufacturing facilities, minute impurities, difficulties in the production process or other factors can cause a substantial percentage of its products to be rejected or be non-functional. These factors can result in lower than expected production yields, which delay product shipments and may materially and adversely affect Kyocera’s operating results. Because the majority of Kyocera’s costs of manufacture are relatively fixed, production yield and capacity utilization rate are critical to Kyocera’s consolidated results of operations and financial position.

(7) Future initiatives and in-process research and development may not produce the desired results

Kyocera intends to expand its product lines to satisfy customer demand in its target markets. Kyocera may result in lower revenues based on the products or technologies developed. There can be no assurance that the products derived from Kyocera’s in-process research and development activities will achieve desired results and market acceptance.

(8) Companies or assets acquired by Kyocera may require more cost than expected for integration, and may not produce returns or benefits, or bring in business opportunities, which Kyocera expects

In the course of developing its business, from time to time Kyocera considers opportunities to acquire, and undertakes the acquisition of companies or assets through mergers and acquisitions. There can be no assurance that Kyocera will be able to integrate the operations, products and personnel of the acquired companies with its own in an efficient manner. Nor can there be any assurance that Kyocera will be able to achieve operational and financial returns or benefits, or bring in new business opportunities, which it expects from the acquisition. An acquired company may not be able to manufacture products or offer services in the amounts or at the efficiency levels that Kyocera plans, and the demand for such products or services may not be at the levels that Kyocera anticipates. Failure to succeed in acquisitions could have a material adverse effect on Kyocera’s business.

(9) Industry demand for skilled employees, particularly engineering and technical personnel, exceeds the number of personnel available and we may not be able to attract and retain key personnel

Kyocera’s future success depends, in part, on its ability to attract and retain certain key personnel, including engineering, operational and management personnel. Kyocera anticipates that it will need to hire additional skilled personnel in all areas of its business. The competition for attracting and retaining these employees is intense. Because of recent intense competition for these skilled employees, Kyocera may be unable to retain its existing personnel or attract additional qualified employees in the future.

Risk Related to Legal Restrictions and Litigations

(10) Insufficient protection of Kyocera’s trade secrets and patents could have a significant adverse impact on its competitive position

Kyocera’s success and competitive position depend on protecting its trade secrets and other intellectual property. Kyocera’s strategy is to rely both on trade secrets and patents to protect its manufacturing and sales processes and products, but reliance on trade secrets is only an effective business practice insofar as trade secrets remain undisclosed and a proprietary product or process is not reverse engineered or independently developed. Kyocera takes certain measures to protect its trade secrets, including executing nondisclosure agreements with certain of its employees, joint venture partners, customers and suppliers. If parties breach these agreements or the measures Kyocera takes are not properly implemented, Kyocera may not have an adequate remedy. Disclosure of its trade secrets or reverse engineering of its proprietary products, processes or devices could materially and affect Kyocera’s business, consolidated results of operations and financial position.

Kyocera is actively pursuing patents on some of its recent inventions, but these patents may not be issued. Even if these patents are issued, they may be challenged, invalidated or circumvented. In addition, the laws of certain other countries may not protect Kyocera’s intellectual property to the same extent as Japanese laws.

(11) Kyocera may require licenses to continue to manufacture and sell certain of its products, the expense of which may adversely affect its results of operations

From time to time Kyocera has received, and may receive in the future, notice of claims of infringement of other parties’ proprietary rights and licensing offers to commercialize third party patent rights. Although Kyocera is not currently involved in any litigations relating to its intellectual property except in the ordinary course of its business, Kyocera cannot assure that:

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

(12) Changes in our environmental liability and compliance obligations may adversely impact our operations

Kyocera is subject to various environmental laws and regulations in Japan and the other countries, which are related to greenhouse gas mitigation, air emissions, wastewater discharges, the handling, disposal and remediation of hazardous substances, wastes and certain chemicals used or generated in our manufacturing process, employee health and safety, labeling or other notifications with respect to the content or other aspects of our processes, products or packaging, restrictions on the use of certain materials in or on design aspects of our products or product packaging, and responsibility for disposal of products or product packaging. As well as our current operations, these laws and regulations can be applied to our past operations and may be applicable to the past operations of businesses acquired from other companies even if such operations occurred before our acquisitions. In addition, these laws and regulations which are applied to Kyocera can be more stringent or the scope of the laws and regulations can be broadened in the future due to factors including global climate change. With respect to greenhouse gas mitigation in particular, international emissions trading regime may be created based on the result in onwards of the intergovernmental dialogue on global climate change. Kyocera establishes reserves for specifically identified potential environmental liabilities when such liabilities are probable and can be reasonably estimated. In case we fail to comply with such laws and regulations, we could be required by the relevant governmental organizations to pay penalty costs or remediation compensation. Furthermore, we may make voluntary payments to compensate for environmental problems if we deem such compensation to be necessary. The cost obligations noted above may adversely affect Kyocera’s results of operations and financial position.

Risk Related to Disasters or Unpredictable Events

(13) Kyocera’s markets or supply chains may be adversely affected by terrorism, plague, wars or similar events

Kyocera, as a global company, has been expanding its business worldwide. At the same time, we will be exposed to risks of our getting involved in terrorism, plague, war and other similar events. In the case that those events occur, Kyocera’s operating activities would be suspended. Furthermore, there would be delay, disorder or suspension in Kyocera’s R&D, manufacturing, sales and services. If such delay or disruption occurs and continues for a long period of time, Kyocera’s business, consolidated results of operations and financial position may be affected.

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

Furthermore, Kyocera may incur a great amount of expenses, such as medical care expenses for injured employees and damage expenses for the damaged machines or facilities. As a consequence, Kyocera’s consolidated results of operations and financial position may be affected.

Risks Related to Financial and Accounting

(15) Kyocera may be exposed to credit risk on trade receivables due to its customers’ worsening financial condition

Kyocera maintains allowances for doubtful accounts related to trade receivables for estimated losses resulting from customers’ inability to make timely payments. However, trade receivables in the ordinary operating activity are not covered by collateral or credit insurance. Therefore, if customers with whom Kyocera has substantial accounts receivable face difficulty in making payments due to economic downturn, Kyocera’s consolidated results of operations and financial position may be affected.

(16) Kyocera may have to incur impairment losses on its investments in debt and equity securities

Kyocera holds investments in equity securities of companies not affiliated with itself, which Kyocera generally holds on a long-term basis for business relationship purposes. A substantial portion of these investments consists of shares of common stock of public companies in Japan, such as financial institutions and other companies including KDDI Corporation, a Japanese telecommunication service provider. Kyocera Corporation’s equity interest in KDDI Corporation was 12.76%. If there are certain declines in the fair value, i.e., the market price, of the shares of those companies that Kyocera holds over a period of time, and it determines that such declines are other-than-temporary, Kyocera will need to record an impairment loss. For some of the equity securities Kyocera owns, including the shares of KDDI Corporation, Kyocera intends to keep its ownership at the current level in light of the importance of its business relationships with the issuers of these equity securities. For other equity securities in its portfolio, although, with periodical check, Kyocera may dispose of some securities which lack merit for Kyocera, market conditions may not permit it to do so at the time, speed or price it may wish.

(17) Kyocera may have to incur impairment losses on long-lived assets, goodwill and intangible assets.

Kyocera has many long-lived assets, goodwill and intangible assets. Long-lived assets and intangible assets with definite useful lives are tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Goodwill and intangible assets with indefinite useful lives, rather than being amortized, are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment.

In case the above assets are considered to be impaired, a loss on impairment is recognized based on the amount by which the carrying value exceeds the fair value of them. Such losses on impairment may materially affect Kyocera’s consolidated results of operations and financial position.

(18) Deferred tax assets may not be realized or additional liabilities for unrecognized tax benefits may be required.

Kyocera records valuation allowances against deferred tax assets on the estimation of future taxable income and feasible tax planning strategies to adjust their carrying amounts when it believes that it is more likely than not that the assets will not be realized. If future taxable income is lower than expected due to future market conditions or poor operating results, significant adjustments to deferred tax assets may be required.

Kyocera records liabilities for unrecognized tax benefits based on the premise of being subject to income tax examination by tax authorities, when it is more likely than not that tax benefits associated with tax positions will not be sustained. Actual results such as settlements with tax authorities may differ from Kyocera’s recognition.

(19) Changes in accounting standards may adversely impact our results of operations and financial positions.

Adoptions of new accounting standards, or changes in accounting standards may have an affect on Kyocera’s consolidated results of operations and financial position. In addition, if Kyocera modifies its accounting software or information systems to introduce changes in accounting standards, certain investments or expenses may be required.

Other Risks

(20) As a holder of ADSs, you will have fewer rights than a shareholder has and you will have to act through the depositary to exercise those rights

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

(21) Rights of shareholders under Japanese law may be more limited than under the law of other jurisdictions

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

(22) Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell your shares of our Common Stock at a particular price on any particular trading day, or at all

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each stock, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his or her shares at such price on a particular trading day, or at all.

(23) Our shareholders of record on a record date may not receive the dividend they anticipate

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

(24) Foreign exchange fluctuations may affect the dollar value of our ADSs and dividends payable to holders of our ADSs

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

In the 1990s, we strengthened our position as a globally integrated electronic components manufacturer through our acquisition of AVX Corporation, a maker of capacitors and other passive electronic components, in January 1990. In the middle of the 1990s, Kyocera developed two main business categories, “the Components Business,” in which Kyocera provides parts and devices such as fine ceramics parts, semiconductor parts, applied ceramic products and electronic components and devices to mainly electronic equipment manufacturers in information and communications fields, and “the Equipment Business,” in which Kyocera manufactures and sells telecommunications equipment and information equipment, such as mobile phone handsets, PHS-related products, copier machines, multifunctional peripherals and ECOSYS printers to distributors or directly to customers.

Since 2000, we have further enhanced our position as a market leader in telecommunications and information equipment. In February 2000, we acquired the code division multiple access (CDMA) mobile phone handset business from QUALCOMM Inc. and established our U.S. subsidiary, Kyocera Wireless Corp., which was merged into Kyocera Communications, Inc. in April 2010. In April 2000, we invested in Kyocera Mita Corporation, a manufacturer of copier machines and other document solutions equipment, and made it a wholly-owned subsidiary. In April 2002, we transferred Kyocera Corporation’s printer business to Kyocera Mita Corporation to further enhance our information equipment business by pursuing group synergies.

With the aim of becoming a more global enterprise and enhancing our profitability, we have been expanding our production in China located in Shanghai and Dongguan since the middle of the 1990s. Kyocera also established a sales company, Kyocera (Tianjin) Sales & Trading Corporation, in March 2003 to cultivate the Chinese market through enhancing our marketing ability for both our products manufactured in China as well as our products imported into China. In addition, we established a subsidiary, Kyocera (Tianjin) Solar Energy Co., Ltd., to assemble solar modules, production of which commenced in November 2003, and to respond to market needs swiftly.

In August 2003, we made Kinseki, Limited (currently Kyocera Kinseki Corporation), a major producer of artificial crystal related products, a wholly-owned subsidiary through a share exchange to strengthen our Electronic Device Group. In April 2004, Kyocera integrated the marketing division of Kyocera Kinseki Corporation was merged into the marketing division of the electronic components of Kyocera Corporation and the manufacturing division of crystal related components of Kyocera Corporation was transferred to Kyocera Kinseki Corporation through corporate splits.

To meet with strong demand for solar energy products in Europe, Kyocera established Kyocera Solar Europe S.R.O. for the assembling of solar modules in the Czech Republic in April 2005.

In April 2008, Kyocera acquired the mobile phone related business of SANYO Electric Co., Ltd. to strengthen and improve the profitability of the Telecommunications Equipment Group.

For further enhancement of sales channel of the Information Equipment Group, Kyocera Mita Corporation made TA Triumph-Adler AG, a leading specialist in the information technology business and a distributor of printers and multifunctional peripherals in Germany, a subsidiary through the voluntary public takeover offer in January 2009.

For a discussion of recent and current capital expenditures, please see Item 5. “Operating and Financial Review and Prospects” of this annual report on Form 20-F. We have had no recent significant divestitures nor any significant divestitures currently being made.

B. Business Overview

Overview

Kyocera is engaged in numerous high-tech fields, from fine ceramic components to electronics devices, equipment, services and networks. Our manufacturing and distribution operations are conducted worldwide. As of March 31, 2010, we have 173 subsidiaries and 4 affiliates outside Japan and 29 subsidiaries and 6 affiliates in Japan. Our customers include individuals, corporations, governments and governmental agencies. For information on our sales by category of activity and information on our sales by geographic area and product segment, please see Item 5.A. “Operating Results” of this annual report on Form 20-F.

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

Optical Communication Device Packages and Components,

Organic Multilayer Packages and Substrates

(3) Applied Ceramic Products Group

Residential and Industrial Solar Power Generating Systems,

Solar Cells and Modules,

Cutting Tools, Micro Drills,

Medical and Dental Implants,

Jewelry and Fine Ceramic Application Products

(4) Electronic Device Group

Ceramic Capacitors, Tantalum Capacitors,

SAW Devices, RF Modules, EMI Filters,

Timing Devices such as TCXOs, Crystal Units, Clock Oscillators and Ceramic Resonators,

Connectors,

Thermal Printheads,

Inkjet Printheads,

Amorphous Silicon Photoreceptor Drums,

Liquid Crystal Displays (LCDs)

(5) Telecommunications Equipment Group

CDMA Mobile Phone Handsets,

Personal Handy Phone System (PHS) Related Products such as PHS Mobile Phone Handsets and PHS Base Stations,

Wireless Broadband Systems such as WiMAX Associated Products

(6) Information Equipment Group

Color and Black & White Office Equipment such as ECOSYS Printers and Multifunctional Peripherals,

Wide Format Multifunctional Systems,

Printer and Multifunction Peripherals Supplies,

Business Solution Services such as Managed Print Service

(7) Others

Telecommunications Engineering Business,

Integration Business on Information Systems and Network Infrastructures,

Data Center Business,

Management Consulting Business,

Chemical Materials for Electronic Components, Electrical Insulators, Molded Products,

Real Estate Business

(1) Fine Ceramic Parts Group

Products in this reporting segment are widely used in the computing, telecommunications, automotive and various other industrial sectors. These products are made from a variety of ceramic materials, such as silicon carbide, silicon nitrides and zirconia as well as alumina, utilizing their characteristics of heat resistance, corrosion resistance and wear resistance.

Products Kyocera develops, manufactures and sells in this reporting segment include substrates, which are thin ceramic bases used by manufacturers for hybrid IC foundations. Kyocera also develops, manufactures and sells substrates for thermal printheads, thin film ceramic/alumina tape substrates for chip resistors, substrate for HDD thin film magnetic heads, sapphire substrates for LCD projectors and LEDs, components for semiconductor processing equipment, components for LCD manufacturing equipment, engine components for the automobile industry, mechanical seals for pumps, friction tight discs and thread guides for yarn texturing machines in the textile industry, rings for fishing rods, nozzles and parts for papermaking machinery.

(2) Semiconductor Parts Group

Kyocera develops, manufactures and sells inorganic (ceramic) and organic packages and substrates in this reporting segment.

Ceramic packages have the characteristic of being extremely air tight, and can be small and thin, while also having exceptional heat resistance and heat dissipation. In addition, they have good high frequency properties and facilitate the embedding of passive components. Kyocera supplies various ceramic packages and components capitalized on material’s characteristics. Major products in this reporting segment are ceramic packages for crystal and SAW devices, CCD/CMOS sensor ceramic packages, LSI ceramic packages such as ball grid array packages and optical communication device packages and ceramic parts for fiber-optic communications connectors. Ceramic packages for crystal and SAW devices are used for SAW filters and temperature compensated crystal oscillators (TCXOs), which are mostly inserted into mobile phone handsets. CCD/CMOS sensor ceramic packages are mainly used in camera-equipped mobile phone handsets and digital still cameras. Ball grid array packages are used in MPUs and other logic ICs, which are mainly inserted into high-end servers.

In the organic package business, Kyocera supplies organic flip-chip packages for high-end application specific integrated circuits (ASICs) and system in a package (SiP) substrates used in mobile phone handsets.

(3) Applied Ceramic Products Group

This reporting segment consists of four product lines: 1) Solar Energy Products, 2) Cutting Tools, 3) Medical and Dental Implants, 4) Jewelry and Applied Ceramic Related Products.

1) Solar Energy Products

Kyocera develops, manufactures and sells solar cells and modules, applied solar cell products and residential and industrial solar power generating systems. We concentrate the manufacturing of the solar cells in Japan, and assemble modules in global quadripartite production system. The solar module production is conducted in Japan, China, the Czech Republic and Mexico.

In order to meet vigorous demand for solar energy related products, we established a new solar cell plant in Yasu, Shiga prefecture in Japan in March 2010 and expect to expand production volume of solar cells by 50% in fiscal 2011 compared with fiscal 2010. We also plan to start production of solar modules in San-Diego, United States and expect to expand our solar modules production capacity in China in fiscal 2011.

2) Cutting Tools

Kyocera also develops, manufactures and sells cutting tools made from composite materials based on ceramics and metal. Cutting tools are used for metal processing in industrial production, particularly in the automotive industry.

3) Medical and Dental Implants

In our operate Medical and Dental Implants business, we produce a wide range of products such as medical and dental implants, artificial knee joint replacement systems, and various materials helping heal hip fractures by combinations of material, processing technologies of ceramics and titanium alloys.

4) Jewelry and Applied Ceramic Related Products

In addition, Kyocera develops, manufactures and sells recrystallized jewelry comprises mainly synthetic emeralds, alexandrines and rubies. These stones are manufactured using a single crystal growth technology developed by us, and are chemically and physically equivalent to natural stones. Kyocera also develops, produces and sells applied ceramic related products such as kitchen accessories utilizing ceramic characteristics of wear resistance and corrosion resistance against acidity and alkalinity.

(4) Electronic Device Group

Kyocera develops, manufactures and sells high quality and cost competitive electronic components and devices for the information and communication market. This field creates demand for miniaturization, low voltage, high frequency and low energy consumption, and we develop, manufacture and sell high-value-added products such as miniature ceramic capacitors with high capacitance, tantalum capacitors, RF modules, miniature timing devices like TCXOs and connectors for digital consumer equipment such as mobile phone handsets and PCs. We also deliver thin-film products utilizing our thin-film device technologies such as thermal printheads, amorphous silicon photoreceptor drums and LCDs for office automation equipment and industrial equipment.

We are strengthening our manufacturing and sales in China to enhance price competitiveness and to cultivate new markets. We produce ceramic capacitors in China and aim to expand sales in China through the sales subsidiaries in China.

We also develop businesses by pursuing synergies with subsidiaries. AVX Corporation, which develops, manufactures and sells ceramic capacitors, tantalum capacitors and other passive components for information and communication equipment, has a global manufacturing and sales network. AVX Corporation sells products of Kyocera’s Electronic Device Group and pursues synergies with the development and manufacturing in our ceramic capacitor business.

(5) Telecommunications Equipment Group

This reporting segment includes CDMA mobile phone handsets business and telecommunication system equipment business such as PHS mobile phone handsets and base stations. Mobile phone handsets are produced and distributed mainly for KDDI Corporation in Japan, as well as for SPRINT NEXTEL CORPORATION and other U.S. telecommunication service providers in the overseas market. We also develop, manufacture and sell base stations, terminals and handsets for WILLCOM, Inc., which provides PHS services and UQ Communications Inc., which provides WiMAX wireless broadband system.

In the mobile phone handsets business, with the objective of further strengthening the CDMA mobile phone handset business, Kyocera acquired the mobile phone business of SANYO in April 2008 and streamlined operations, through reorganization of the sales and development systems.

In the telecommunication system equipment business, we focus on development and sales of handsets and base stations capable of higher speed data transmission. In addition to PHS business, we are expanding sales of products for WiMAX, which commenced services from 2009 in Japan. We also develop equipment compatible with Long Term Evolution (LTE) service, a next generation communication protocol.

(6) Information Equipment Group

The major products in this reporting segment comprise page printers, copying machines and multifunctional peripherals. Our page printers are marketed under the name of “ECOSYS” with a focus on the concepts of long life cycle, ecology and economy, which use our in-house amorphous silicon photoreceptor drums.

Kyocera Mita Corporation develops, manufactures and sells the products in this reporting segment. Kyocera Mita manufactures hardwares of page printers, copying machines and multifunctional peripherals in China in order to strengthen our price competitiveness. Development and production bases of consumables are centralized in Japan to pursue optimization and efficiency of production and development systems.

For sales, Kyocera Mita continues to increase the coverage of dealers through proactive mergers and acquisitions overseas.

(7) Others

This reporting segment includes revenues from telecommunication network systems. This segment also develops, manufactures and sells electronic component materials, electric insulators and synthetic resin molded products.

Kyocera Communication Systems Co., Ltd. operates a total telecommunications engineering business, from system development to design, construction and maintenance services. In addition, Kyocera Communication Systems Co., Ltd. provides data center services for mobile phone content distribution services and IT solutions business for business users by developing new products featuring network services as well as system integration business. Kyocera Communication Systems Co., Ltd. also operates management consulting business based on operating of “Amoeba Management System,” which is Kyocera’s unique management method.

Kyocera Chemical Corporation develops new products by pursuing synergies with fine chemical technologies and our components technologies such as those employed by the Electronic Device Group.

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

In the Applied Ceramic Products Group, solar energy products for residential use and public/industrial use are sold primarily to users via sales subsidiaries, distributors and their franchise chain. Cutting tools are sold to users such as automobile parts manufactures through wholesale dealers and distributors. Jewelry and applied ceramic related products are sold mainly through direct retail shops, as well as through distributors. Dental implants, artificial bones and joint prostheses are sold mainly to dental clinics and hospitals through distributors.

In the Telecommunications Equipment Group, we primarily sell products directly to communications carriers in Japanese and overseas markets. Our key sales destinations are KDDI Corporation, SPRINT NEXTEL Corporation, WILLCOM, Inc. and UQ COMMUNICATIONS Inc.

The Information Equipment Group markets products such as ECOSYS printers, copier machines and multifunctional peripherals mainly through distributors and wholesalers both in Japan and abroad.

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

In fiscal 2010, we procured a sufficient level of raw materials and other materials to carry out our production plans, and we do not have any concern about shortage of raw materials and supplies during fiscal 2011.

Patents and Licenses

Our success and competitive position depend on a number of significant patents, licenses and trade secrets relating to our manufacturing and sales processes and products. All of Kyocera’s intellectual properties are considered to be important. However, Kyocera believes that neither its expiration nor termination of any specific intellectual properties would affect significant impact on Kyocera’s entire operation. The following table sets forth information, as of March 31, 2010, with respect to our significant patents and license agreements.

(a)	License permitted to produce products

Counterparty	Country	Contents	Period
Qualcomm Incorporated	United States	License under patents regarding mobile phone	From August 31, 1996 to patent expiration

(b)	License—cross agreements

Counterparty	Country	Contents	Period
Canon Incorporated	Japan	License under patents regarding electric photo printer	From April 1, 2002 to patent expiration

Competitive Position

(1) Fine Ceramic Parts Group

Since our founding, Kyocera has worked continuously to develop fine ceramic materials and to cultivate new markets. At present, we provide fine ceramic products to a wide array of industries, notably the information and communication market, the industrial machinery market and the automotive market.

Although competitors in this reporting segment are mainly Japanese manufacturers and differ in each market, Kyocera has established as a market leader through a competitive advantage in materials technology, accumulated since our founding, and in outstanding production technology and capability, which enables us to meet customer requirements, particularly in terms of product dimension, size and amount. We also boast an internal integrated system from fundamental research to next-generation product development through our R&D divisions, and this differentiates us from the competitors.

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

In the ceramic package business, Kyocera is already one of the global leaders in packages for crystal and SAW devices and CCD/CMOS sensor packages. We also aim to be a market leader in other ceramic package areas and to increase customer satisfaction by our developing and manufacturing expertise.

In the organic package field, Kyocera SLC Technologies Corporation (KST) produces flip-chip packages for servers, routers and game consoles. KST also produces system in package substrates for mobile phone handsets. In the flip-chip packages market, fine design and high reliability are required, and we aim to become the leading company in this technology on a global basis. In this market, we have several competitors which are Japanese and Asian manufactures. Based on engineering technology for fine pitch and small-and-thin, we plan to expand our market share.

(3) Applied Ceramic Products Group

In the solar energy business, where the market is expanding rapidly supported by enhanced environmental awareness on a global basis, many companies have entered into the market and the competition is becoming intense. Kyocera is expanding its production capacity in each site to meet increasing demand of solar energy products on a global basis. Also, we manufacture products in-house through silicon casting to cell and module processes, and can afford to reduce costs and enhance efficiency in every process. Kyocera has established a competitive advantage in higher conversion efficiency of multi-crystalline solar cells and long-term product reliability, which is accumulated by our experience and know how based on over 30 years of solar energy products sales.

We are also one of the largest suppliers of cutting tools in Japan, with the major application being for the automotive industry. Although we have many global competitors, we will work to expand sales of new products in order to further increase our share in the Japanese and Asian markets.

(4) Electronic Device Group

Kyocera develops, manufactures and sells various capacitors, timing devices, connectors and thin-film products. One of our competitive advantages is that we can supply a wide variety of components compared with our competitors. Though we have many competitors in ceramic capacitor business, not only in Japan but also Asia, and the market is particularly competitive in terms of price, quality and delivery.

Kyocera Kinseki Corporation and AVX Corporation, our subsidiaries, are a one of major suppliers in the global timing devices market and the tantalum capacitors market, respectively. We are also one of major suppliers in thin-film products, such as thermal printheads and amorphous silicon photoreceptor drums, which are mainly used in information equipment, notably printers, copying machines and multifunctional peripherals. Amorphous silicon photoreceptor drums have outstanding resistance to wear compared with organic photoconductor (OPC) drums. Incorporating our amorphous silicon photoreceptor drums into information equipment helps realize longer lasting products compared to competition.

(5) Telecommunications Equipment Group

In the Japanese market, our main competitors for mobile phone handsets are Japanese manufacturers. In the mobile phone handset market outside Japan, Kyocera competes with European, U.S. and Asian manufacturers. Kyocera acquired the mobile phone handset business of SANYO in April 2008. We aim to further strengthen development, manufacturing and sale of CDMA handsets worldwide. In terms of telecommunication system equipment business such as PHS related products, our main competitors are Japanese manufacturers, however we are a market leader in PHS handsets and base stations businesses.

(6) Information Equipment Group

We have many competitors in Japan and abroad in the information equipment business, which includes printers, copying machines and multifunctional peripherals. Although the scale of sales in this reporting segment is relatively small compared with our competitors, and our global market share is not high, our major strength is our ability to differentiate our products from those of the competitors.

Our products are based on our unique ECOSYS concept that provides long life cycle and thus environmental friendliness, while also having the benefit of low running costs for users, by utilizing our highly durable amorphous silicon photoreceptor drum with exceptional abrasion resistance. Our ECOSYS concept is used in the majority of our printers, copying machines and multifunctional peripherals, in both black & white and color, and from low-speed to high-speed models. These products are recognized as green products for the office, particularly in Europe, where environmental awareness is particularly high. We also have been increasing the coverage of our dealers through proactive mergers and acquisitions overseas.

Government Regulation

There are various governmental regulations specifically applicable to industries in which Kyocera operates, including regulations relating to business and investment approvals, export regulations, tariffs, intellectual property, consumer and business taxation, exchange controls, and material procurement in public works. We do not believe that such governmental regulations currently have significant effects on Kyocera’s business.

Kyocera is also subject to various regulations concerning the environment of the countries where we operate. These regulations cover air emissions, wastewater discharges, the handling, disposal and remediation of hazardous substances, wastes and certain chemicals used or generated in our manufacturing process, employee health and safety, labeling or other notifications with respect to the content or other aspects of our processes, products or packaging, restrictions on the use of certain materials in or on design aspects of our products or product packaging, and responsibility for disposal of products or product packaging. They also include several regulations for chemical substance in products, such as the European Union Directive on the Restriction on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (RoHS Directive), the European Union Directive on Waste Electrical and Electronic Equipment (WEEE Directive), the European Union’s Registration, Evaluation, Authorization and Restriction of Chemicals (REACH), and similar regulations required in other countries and areas including China. Based on our periodic reviews of the operating policies and practices at all of our facilities, we believe that our operations are currently in substantial compliance, in all material respects, with all applicable environmental laws and regulations and that the cost of continuing compliance will not have a material effect on our financial condition or results of operations.

In addition, AVX Corporation, a subsidiary in the United States, is subject to federal, state and local laws and regulations concerning the environment in the United States and to the environmental laws and regulations of the other countries in which it operates. Specifically, AVX Corporation is subject to oversight by the United States Environmental Protection Agency (EPA), and is currently engaged in ongoing negotiations with the EPA, state governmental agencies and other private parties with respect to various clean-up and remediation activities. AVX Corporation is not involved in any pending or threatened proceedings that would require curtailment of its operations, and based on its periodic reviews of the operating policies and practices at its facilities, believes that its operations are currently in substantial compliance, in all material respects, with all applicable environmental laws and regulations and that the cost of continuing compliance will not have a material effect on its financial condition or results of operations.

C. Organizational Structure

We had 212 subsidiaries and affiliates as of March 31, 2010. Our management structure is based on a business segment structure. Therefore, the management of each segment is conducted uniformly regardless of whether our operations are conducted by the parent company or by one of our subsidiaries.

The following table sets forth information, as of March 31, 2010, with respect to our significant subsidiaries.

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
(1) Fine Ceramic Parts Group

Kyocera Industrial Ceramics Corp.	United States	100.00%	Manufacture and sale of fine ceramic-related products and thin-film devices

(2) Semiconductor Parts Group

Kyocera SLC Technologies Corporation	Japan	100.00%	Development, manufacture and sale of organic multilayer printed circuit boards

Shanghai Kyocera Electronics Co., Ltd.	China	100.00%	Manufacture and sale of fine ceramic-related products and electronic devices

Kyocera America, Inc.	United States	100.00%	Manufacture and sale of fine ceramic-related products

(3) Applied Ceramic Products Group

Kyocera Solar Corporation	Japan	100.00%	Sale of solar energy products

Kyocera (Tianjin) Solar Energy Co., Ltd.	China	90.00%	Manufacture of solar energy products

Kyocera Solar, Inc.	United States	100.00%	Manufacture and sale of solar energy products

Kyocera Solar Europe S.R.O.	Czech	100.00%	Manufacture of solar energy products

Kyocera Precision Tools Korea Co., Ltd.	Korea	90.00%	Manufacture and sale of cutting tools

Kyocera Tycom Corp.	United States	100.00%	Manufacture and sale of cutting tools

Japan Medical Materials Corporation	Japan	77.00%	Development, manufacture and sale of medical materials and equipment

(4) Electronic Device Group

Kyocera Elco Corporation	Japan	100.00%	Development, manufacture and sale of electronic devices

Kyocera Kinseki Corporation	Japan	100.00%	Development, manufacture of electronic devices

Dongguan Shilong Kyocera Optics Co., Ltd.	China	90.00%	Manufacture of cutting tools and thin-film devices

AVX Corporation	United States	71.62%	Development, manufacture and sale of electronic devices

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
(5) Telecommunications Equipment Group

Kyocera Telecom Equipment (Malaysia) Sdn. Bhd.	Malaysia	100.00%	Manufacture of telecommunications equipment

Kyocera Communications, Inc.	United States	100.00%	Sale of telecommunications equipment

(6) Information Equipment Group

Kyocera Mita Corporation	Japan	100.00%	Development and manufacture of information equipment

Kyocera Mita Japan Corporation	Japan	100.00%	Sale of information equipment mainly in Japan

Kyocera Mita Office Equipment (Dongguan) Co., Ltd.	China	92.76%	Manufacture of information equipment

Kyocera Mita America, Inc.	United States	100.00%	Sale of information equipment mainly in North America

Kyocera Mita Europe B.V.	Netherlands	100.00%	Sale of information equipment mainly in Europe

Kyocera Mita Deutschland GmbH	Germany	100.00%	Sale of information equipment mainly in Europe

TA Triumph-Adler AG	Germany	95.43%	Sale of information equipment mainly in Europe

(7) Others

Kyocera Communication Systems Co., Ltd.	Japan	76.30%	Provision of IT services and engineering services

Kyocera Chemical Corporation	Japan	100.00%	Development, manufacture and sale of chemical materials for electronic components

Kyocera Realty Development Co., Ltd.	Japan	100.00%	Real estate services

(8) Regional Holding or Sales Companies

Kyocera (Tianjin) Sales & Trading Corporation	China	90.00%	Sale of fine ceramic-related products, cutting tools and information equipment mainly in China

Kyocera Korea Co., Ltd.	Korea	100.00%	Sale of fine ceramic-related products and solar energy products mainly in Korea

Kyocera Asia Pacific Pte. Ltd.	Singapore	100.00%	Sale of fine ceramic-related products and electronic devices mainly in Asia

Kyocera International, Inc.	United States	100.00%	Holding company and headquarters in North America

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
Kyocera Fineceramics GmbH	Germany	100.00%	Sale of fine ceramic-related products, solar energy products and thin-film devices mainly in Europe

In addition to the above consolidated subsidiaries, Kyocera had 168 other consolidated subsidiaries as of March 31, 2010. Kyocera also had interests in two subsidiaries accounted for by the equity method and 10 affiliates accounted for by the equity method as of March 31, 2010.

AVX Corporation, in our Electronic Device Group, is one of our most significant subsidiaries. Most of the electronic devices we produce for overseas sales are distributed through AVX Corporation by utilizing AVX Corporation’s wide range of marketing channels. In addition, we market passive components produced by AVX Corporation in the Japanese market. We also utilize AVX Corporation’s manufacturing process for ceramic capacitors to improve productivity and to enhance our competitiveness. In addition, AVX Corporation introduced our materials technologies into its ceramic capacitor production. We have been seeking better ways to cooperate in expanding our electronic device businesses. Currently, four of our directors are members of AVX Corporation’s board of directors and AVX Corporation’s chief executive officer is one of our directors. Within the Electronic Device Group, we have a close relationship with AVX Corporation in marketing, manufacturing, and research and development, and we are seeking and pursuing synergies to be a leading passive component manufacturer. AVX Corporation posted net income of $142,858 thousand in fiscal 2010 and its performance contributed significantly to Kyocera’s results of operations and financial condition. See Item 5.A. “Operating Results” of this annual report on Form 20-F.

D. Property, Plants and Equipment

As of March 31, 2010, we had property, plants and equipment with a net book value of ¥240,099 million. During the five years ended March 31, 2010, we invested a total of ¥344,781 million for additions to property, plants and equipment. Our property, plants and equipment are subject to some material encumbrances or environmental issues. See Item 5.A. “Operating Results” of this annual report on Form 20-F.

The following table sets forth information, as of March 31, 2010, with respect to our manufacturing facilities with floor space of more than 250,000 square feet.

Name of Plant	Location	Status	Floor Space	Lease Expires	Principal Products Manufactured
			(in thousands of square feet)
Japan

Hokkaido Kitami Plant	Kitami, Hokkaido	Owned	295		Telecommunications equipment, Semiconductor parts, Fine ceramic parts

Yamagata Higashine Plant	Higashine, Yamagata	Owned	379		Electronic components

Nagano Okaya Plant	Okaya, Nagano	Owned	387		Fine ceramic parts, Electronic components, Cutting tools

Kawaguchi Plant	Kawaguchi, Saitama	Owned	389		Chemical materials for electronic components

Name of Plant	Location	Status	Floor Space	Lease Expires	Principal Products Manufactured
			(in thousands of square feet)
Tamaki Plant	Watarai, Mie	Owned	288		Information equipment

Shiga Gamo Plant	Higashi-Ohmi, Shiga	Owned	690		Fine ceramic parts, Semiconductor parts

Shiga Yokaichi Plant	Higashi-Ohmi, Shiga	Owned	1,474		Fine ceramic parts, Electronic components, Solar cells, Cutting tools

Kyoto Ayabe Plant	Ayabe, Kyoto	Owned	288		Organic multilayer printed circuit boards

Hirakata Plant	Hirakata, Osaka	Owned	604		Information equipment

Kagoshima Sendai Plant	Satsuma-Sendai, Kagoshima	Owned	1,930		Fine ceramic parts, Semiconductor parts, Electronic components, Cutting tools

Kagoshima Kokubu Plant	Kirishima, Kagoshima	Owned	2,466		Fine ceramic parts, Semiconductor parts, Electronic components

Kagoshima Hayato Plant	Kirishima, Kagoshima	Owned	278		Electronic components

United States

Balboa Plant	San Diego, California	Owned	300		Semiconductor parts

Myrtle Beach Plant	Myrtle Beach, South Carolina	Owned	569		Electronic components

Fountain Inn Plant	Fountain Inn, South Carolina	Owned	300		Electronic components

El Salvador

San Salvador Plant	San Salvador	Owned	420		Electronic components

France

Saint-Apollinaire Plant	Saint-Apollinaire	Leased	322	2016	Electronic components

Czech Republic

Lanskroun Plant	Lanskroun	Owned	490		Electronic components

Uherske Hradiste Plant	Uherske Hradiste	Owned	276		Electronic components

China

Tianjin Plant	Tianjin	Owned	520		Electronic components

Shilong Plant	Dongguan, Guangdong	Owned	2,331		Information equipment

Shilong Plant	Dongguan, Guangdong	Owned	795		Cutting tools, Electronic components

Shanghai Pudong Plant	Shanghai	Owned	1,132		Semiconductor parts, Electronic components

Name of Plant	Location	Status	Floor Space	Lease Expires	Principal Products Manufactured
			(in thousands of square feet)
Thailand

Thailand Plant	Thailand	Owned	264		Electronic components

Philippines

Philippines Plant	Philippines	Owned	332		Electronic components

Malaysia

Malaysia Plant	Malaysia	Owned	315		Telecommunications equipment

Malaysia Plant	Malaysia	Leased	300	2012	Electronic components

Item 4A.    Unresolved Staff Comments

We are a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding our periodic reports under that Act not less than 180 days before the end of the fiscal year ended March  31, 2010 and which remain unresolved as of the date of the filing of this annual report on Form 20-F with the Commission.

Item 5.    Operating and Financial Review and Prospects

A. Operating Results

You should read the discussion of our financial condition and results of operations together with our consolidated financial statements and information included in this annual report on Form 20-F. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under Item 3.D. “Risk Factor” and elsewhere in this annual report on Form 20-F.

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

In fiscal 2010, the U.S. and European economy showed signs of recovery due to the effects of economic policy and fiscal measures in various countries, which included packages to stimulate personal consumption. In addition, the Chinese economy expanded strongly mainly supported by growth in capital investment and personal consumption. Despite signs of expansion in corporate production activities along with a recovery in exports, particularly to Asia, and moderate improvement in personal consumption, the Japanese economy did not show full-scale recovery due to continued stagnation in capital investment and the employment environment.

In the digital consumer equipment market, which is a principal market for Kyocera, production activities showed signs of recovery, notably for mobile phone handsets and personal computers, due to the end of inventory adjustments. The solar energy market expanded firmly, especially demand increased rapidly in Japan due to support of governmental subsidy systems.

Despite the deterioration of our business environment until the second quarter of fiscal 2010, profitability of the Components Business and the Equipment Business improved significantly from the third quarter. Consolidated net sales for fiscal 2010, however, amounted to ¥1,073,805 million, a decrease of 4.9% compared with fiscal 2009, mainly due to the impact of appreciation of the yen against the Euro and the U.S. dollar.

In fiscal 2010, Kyocera continued working hard to improve profitability and strengthen the foundations of each business from fiscal 2009 by promoting cost-cutting measures including manufacturing cost reductions, and by improving productivity throughout the Kyocera Group. As a result, profit from operations for fiscal 2010 increased by 47.1% to ¥63,860 million, and income before income taxes increased by 8.6% to ¥60,798 million, despite a decline in sales and the recording of an impairment loss on an investment in and a bad debt loss on receivables from WILLCOM, Inc., which were discussed in more detail below. Net income attributable to shareholders of Kyocera Corporation for fiscal 2010 amounted to ¥40,095 million, an increase of 35.9% compared with fiscal 2009.

Average exchange rates for fiscal 2010 were ¥93 to the U.S. dollar and ¥131 to the Euro, marking appreciation by ¥8, or 7.9%, and ¥12, or 8.4%, respectively, compared with those for fiscal 2009. Affected by the yen’s appreciation, net sales and income before income taxes after translation into the yen for fiscal 2010 were down by approximately ¥49.0 billion and ¥13.5 billion, respectively, compared with fiscal 2009.

The Corporate Reorganization Procedure for WILLCOM, Inc.

Since October 2004, Kyocera Corporation has owned a 30% interest in WILLCOM, Inc., which is engaged in the personal handy phone system (PHS) business. Kyocera also sells PHS handsets and PHS base stations to WILLCOM, Inc. Kyocera has accounted for its investment in WILLCOM, Inc. as an equity method investment.

On September 24, 2009, WILLCOM, Inc. applied to undergo Alternative Dispute Resolution (ADR) with the Japanese Association of Turnaround Professionals (JATP), a process for corporate revitalization prescribed in the Act on Special Measures for Industrial Revitalization. This application was accepted, and the ADR process was commenced. The ADR process is not a legal procedure like a bankruptcy or a corporate reorganization procedure, but rather constitutes a flexible private settlement mechanism that allows the subject company to continue its daily commercial operations, while securing fairness through the involvement of the JATP. The JATP has been authorized by the Minister of Economy, Trade and Industry to act as an unbiased intermediary to achieve resolution among relevant parties.

During the third quarter of fiscal 2010, Kyocera recognized an impairment loss of ¥19,987 million on its investment in WILLCOM, Inc., and recorded as losses in equity of affiliates, reflecting management’s belief that the investment might not be recoverable.

On February 18, 2010, WILLCOM, Inc. filed a petition with the Tokyo District Court for commencement of corporate reorganization procedures and applied to the Enterprise Turnaround Initiative Corporation of Japan

(ETIC) for support, and the ADR process was terminated. On March 12, 2010, the Tokyo District Court agreed to commence the corporate reorganization procedures. Upon such decision, most of the directors of WILLCOM, Inc., including all of those simultaneously serving as directors of Kyocera, resigned, and trustees and acting trustees were appointed by the Tokyo District Court. On the same day, the ETIC agreed to provide support to WILLCOM, Inc. Due to the commencement of the corporate reorganization procedures, Kyocera lost significant influence over WILLCOM, Inc. and therefore discontinued its application of equity method accounting thereto.

Taking into consideration the decision to commence corporate reorganization procedures, Kyocera also recognized a bad debt loss of ¥8,961 million on receivables from WILLCOM, Inc., recorded as selling, general and administrative expenses, based on publicly disclosed information such as the outline of the business revitalization plan of WILLCOM, Inc., etc. The final recovery rate and repayment schedule will be determined in a reorganization plan to be approved in the course of corporate reorganization procedures.

Results of Operations

Fiscal 2010 compared with Fiscal 2009

The following table shows a summary of Kyocera’s results of operations for fiscal 2009 and fiscal 2010:

	Years ended March 31,				Increase (Decrease)
	2009		2010
	Amount	%	Amount	%	%
	(Yen in millions)
Net sales	¥1,128,586	100.0	¥1,073,805	100.0	(4.9)
Cost of sales	836,638	74.1	787,970	73.4	(5.8)

Gross profit	291,948	25.9	285,835	26.6	(2.1)
Selling, general and administrative expenses	248,529	22.1	221,975	20.7	(10.7)

Profit from operations	43,419	3.8	63,860	5.9	47.1
Interest and dividend income	15,441	1.4	13,202	1.3	(14.5)
Interest expense	(1,206)	(0.1)	(2,926)	(0.3)	—
Foreign currency transaction (losses) gains, net	(91)	(0.0)	2,830	0.3	—
Equity in earnings (losses) of affiliates and unconsolidated subsidiaries	6,460	0.6	(18,297)	(1.7)	—
Losses on sales of securities, net	(2,840)	(0.3)	(93)	(0.0)	—
Losses on impairment of securities	(7,141)	(0.6)	(217)	(0.0)	—
Other, net	1,940	0.2	2,439	0.2	25.7

	12,563	1.2	(3,062)	(0.2)	—

Income before income taxes	55,982	5.0	60,798	5.7	8.6
Income taxes	22,779	2.1	15,365	1.5	(32.5)

Net income	33,203	2.9	45,433	4.2	36.8
Net income attributable to noncontrolling interests	(3,697)	(0.3)	(5,338)	(0.5)	—

Net income attributable to shareholders of Kyocera Corporation	¥29,506	2.6	¥40,095	3.7	35.9

Net Sales

Consolidated net sales in fiscal 2010 decreased by ¥54,781 million, or 4.9%, to ¥1,073,805 million, compared with ¥1,128,586 million in fiscal 2009.

Net sales in fiscal 2010 have had an increasing trend due to the continued recovery of the general business environment after the second quarter during fiscal 2010. Consolidated net sales in fiscal 2010, however, decreased compared with the fiscal 2009 due to the continued deterioration of the business environment until the second quarter and the impact of appreciation of the yen. Affected by the yen’s appreciation against the Euro and the U.S. dollar, net sales after translation into the yen in fiscal 2010 were down by approximately ¥49,000 million, compared with fiscal 2009.

For detail of net sales, please refer to page 33, “Business overview by reporting segment.”

Net Sales by Geographic Segment

The following table shows a breakdown of Kyocera’s total consolidated net sales in fiscal 2009 and fiscal 2010, distinguishing between domestic and overseas sales and, with respect to overseas sales, showing the geographical areas in which such sales were made:

	Years ended March 31,				Increase (Decrease)
	2009		2010
	Amount	%	Amount	%	%
	(Yen in millions)
Japan	¥473,387	41.9	¥470,643	43.8	(0.6)
Europe	200,483	17.8	198,058	18.5	(1.2)
United States of America	201,502	17.9	180,861	16.8	(10.2)
Asia	183,347	16.2	172,510	16.1	(5.9)
Others	69,867	6.2	51,733	4.8	(26.0)

Net sales	¥1,128,586	100.0	¥1,073,805	100.0	(4.9)

Sales in Japan remained roughly unchanged from fiscal 2009, due to a decline in sales in the Telecommunications Equipment Group, especially for mobile phone handsets, offset by a substantial increase in sales of solar energy business in the Applied Ceramic Products Group due to an increase of demand.

Overseas sales, which comprised 56.2% of consolidated net sales, decreased by ¥52,037 million, or 7.9%, to ¥603,162 million, compared with ¥655,199 million in fiscal 2009.

Sales in Europe decreased slightly compared with fiscal 2009 due mainly to the impact of appreciation of the yen, coupled with a decline in sales of the Electronic Device Group, offset by an increase in sales in the Information Equipment Group due to the contribution of new consolidated subsidiaries which joined from the fourth quarter of fiscal 2009.

Sales in United States of America decreased compared with fiscal 2009, due mainly to an impact of the yen’s appreciation, as well as a decline in sales in the Telecommunications Equipment Group and the Electronic Device Group.

Sales in Asia decreased compared with fiscal 2009, due mainly to a decline in sales in the Electronic Device Group.

Sales in Others decreased compared with fiscal 2009, due mainly to a decline in sales in the Telecommunications Equipment Group.

Cost of Sales and Gross Profit

In fiscal 2010, cost of sales decreased by ¥48,668 million, or 5.8%, to ¥787,970 million from ¥836,638 million in fiscal 2009. The ratio of cost of sales to net sales was 73.4% in fiscal 2010, a decrease of 0.7 percentage points as compared with 74.1% in fiscal 2009. This significant decrease was an achievement made by promoting cost-cutting measures and improving productivity throughout the Kyocera Group.

Raw material costs of ¥289,566 million accounted for 36.7% of the total cost of sales in fiscal 2010, which decreased by ¥30,172 million, or 9.4%, from ¥319,738 million in fiscal 2009. Labor costs of ¥154,940 million accounted for 19.7% in fiscal 2010, which decreased by ¥10,869 million, or 6.6%, from ¥165,809 million in fiscal 2009. Depreciation expense of ¥51,221 million accounted for 6.5% in fiscal 2010, which decreased by ¥18,941 million, or 27.0%, from ¥70,162 million in fiscal 2009 due to reduced capital expenditures.

As a result, gross profit in fiscal 2010 decreased by ¥6,113 million, or 2.1%, to ¥285,835 million from ¥291,948 million in fiscal 2009. The gross profit ratio to net sales increased by 0.7 percentage points from 25.9% to 26.6%.

SG&A Expenses and Profit from Operations

Selling, general and administrative (SG&A) expenses in fiscal 2010 decreased by ¥26,554 million, or 10.7%, to ¥221,975 million compared with ¥248,529 million in fiscal 2009. Although Kyocera recognized a bad debt loss of ¥8,961 million on receivables from WILLCOM, Inc. in fiscal 2010, Kyocera’s cost reduction activities offset the bad debt loss. In fiscal 2009, gains on sales of certain properties of ¥8,314 million were recorded as deductions of SG&A expenses. These gains were offset by impairment losses of ¥2,240 million in goodwill related to the subsidiary in the United States, and of ¥2,309 million of long-lived assets which were used for a production of Organic Light-Emitting Diode displays.

Labor costs of ¥118,313 million accounted for 53.3% of total SG&A expenses in fiscal 2010, which decreased by ¥4,570 million, or 3.7%, from ¥122,883 million in fiscal 2009. Sales promotion and advertising cost of ¥30,353 million accounted for 13.7% in fiscal 2010, which decreased by ¥6,315 million, or 17.2%, from ¥36,668 million in fiscal 2009. Depreciation expense of ¥15,374 million accounted for 6.9% in fiscal 2010, which decreased by ¥4,510 million, or 22.7%, from ¥19,884 million in fiscal 2009.

As a result, profit from operations in fiscal 2010 increased by ¥20,441 million, or 47.1%, to ¥63,860 million, compared with ¥43,419 million in fiscal 2009. The operating margin increased by 2.1 percentage points to 5.9% in fiscal 2010, compared with 3.8% in fiscal 2009.

Interest and Dividend Income

Interest and dividend income in fiscal 2010 decreased by ¥2,239 million, or 14.5%, to ¥13,202 million, compared with ¥15,441 million in fiscal 2009. This was due mainly to a decrease of interest income in AVX Corporation resulting from lower interest rates in the United States.

Interest Expense

Interest expense in fiscal 2010 increased by ¥1,720 million, or 142.6%, to ¥2,926 million, compared with ¥1,206 million in fiscal 2009. This was due mainly to an increase of long-term debt as a result of the acquisition of TA Triumph - Adler AG in the 4th quarter of fiscal 2009, which had borrowed the long-term debt.

Foreign Currency Translation

During fiscal 2010, the average exchange rate for the yen appreciated by ¥8, or 7.9%, against the U.S. dollar, and by ¥12, or 8.4%, against the Euro, as compared with fiscal 2009. At March 31, 2010, the yen appreciated by ¥5, or 5.1%, against the U.S. dollar, and by ¥5, or 3.8%, against the Euro, as compared with March 31, 2009. Kyocera recorded foreign currency transaction gains of ¥2,830 million in fiscal 2010.

Kyocera typically enters into forward exchange contracts to minimize currency exchange risks on foreign currency denominated receivables and payables. Kyocera confines its use of derivative financial instruments for hedging its foreign exchange exposures, and does not utilize derivative transactions for trading purposes.

Gains and Losses from Investments

Kyocera’s earnings (losses) on equity method investments decreased by ¥24,757 million, from earnings of ¥6,460 million in fiscal 2009 to losses of ¥18,297 million in fiscal 2010.

The decrease in fiscal 2010 was primarily due to the fact that Kyocera recognized an impairment loss of ¥19,987 million on its investment in WILLCOM, Inc., and Kyocera’s equity in earnings of affiliates and unconsolidated subsidiaries except the impairment loss in fiscal 2010 decreased due mainly to a decrease in the net income of WILLCOM, Inc.

Losses on sales of securities, net in fiscal 2010 decreased by ¥2,747 million, or 96.7%, to ¥93 million, compared with ¥2,840 million in fiscal 2009. Losses in fiscal 2009 were the result of sales of certain securities which were held by Kyocera, as a part of its asset allocation.

Losses on impairment of securities in fiscal 2010 decreased by ¥6,924 million, or 97.0%, to ¥217 million, compared with ¥7,141 million in fiscal 2009. In fiscal 2009, Kyocera had recognized impairment losses as a result of significant declines in market value of certain securities and the major part of such losses was derived from the shares of Mitsubishi UFJ Financial Group, Inc., which amounted to ¥3,935 million.

Income before Income Taxes

Income before income taxes in fiscal 2010 increased by ¥4,816 million, or 8.6%, to ¥60,798 million compared with ¥55,982 million in fiscal 2009. Margin of income before income taxes against net sales increased by 0.7% to 5.7% compared with 5.0% in fiscal 2009.

Despite an effect of the yen’s appreciation against the Euro and the U.S. dollar, income before income taxes in fiscal 2010 increased compared with fiscal 2009 because Kyocera continued to improve profitability from fiscal 2009 by promoting cost-cutting measures including manufacturing cost reductions, and by improving productivity. Kyocera reduced depreciation and amortization costs for fiscal 2010 by ¥24,748 million compared with fiscal 2009, by curtailing capital expenditure from the third quarter in fiscal 2009, which contributed to a reduction in fixed costs. In addition, Kyocera reduced R&D expenses by ¥16,021 million to ¥49,911 million compared with ¥65,932 million in fiscal 2009, by narrowing down R&D themes in order to concentrate our management resources. Furthermore, losses on impairment of securities decreased by ¥6,924 million to ¥217 million compared with ¥7,141 million in fiscal 2009 which were recorded due to the stock market decline. However, Kyocera recorded a one-time loss of ¥28,948 million relating to WILLCOM, Inc. in fiscal 2010.

Affected by the yen appreciation against the Euro and the U.S. dollar, income before income taxes after translation into the yen for fiscal 2010 were down by approximately ¥13,500 million compared with fiscal 2009.

For a detail of income before taxes, please refer to page 33, “Business overview by reporting segment.”

Income Taxes

Current and deferred income taxes in fiscal 2010 decreased by ¥7,414 million, or 32.5%, to ¥15,365 million compared with ¥22,779 million in fiscal 2009.

The effective tax rate of 25.3% in fiscal 2010 was 15.4 points less than the effective rate in fiscal 2009 of 40.7%. This was due mainly to the changes in valuation allowances against deferred tax assets.

For detailed information, see Note 17 to the Consolidated Financial Statements in this annual report on Form 20-F.

Noncontrolling Interests

Net income attributable to noncontrolling interests in fiscal 2010 amounted to ¥5,338 million and noncontrolling interests related to AVX Corporation, which accounted for approximately 30% of noncontrolling ownership interests, amounted to ¥3,761 million. Net income attributable to noncontrolling interests in fiscal 2010 increased by ¥1,641 million, or 44.4%, compared with ¥3,697 million in fiscal 2009. This was due mainly to an increase in net income at AVX Corporation.

Business Overview by Reporting Segment

The following table shows a breakdown of Kyocera’s total consolidated net sales in fiscal 2009 and fiscal 2010 by the seven reporting segments:

	Years ended March 31,				Increase (Decrease)
	2009		2010
	Amount	%	Amount	%	%
	(Yen in millions)
Fine Ceramic Parts Group	¥61,730	5.4	¥53,056	5.0	(14.1)
Semiconductor Parts Group	135,137	12.0	140,507	13.1	4.0
Applied Ceramic Products Group	148,917	13.2	157,033	14.6	5.5
Electronic Device Group	231,271	20.5	199,939	18.6	(13.5)

Total Components Business	577,055	51.1	550,535	51.3	(4.6)
Telecommunications Equipment Group	218,758	19.4	189,118	17.6	(13.5)
Information Equipment Group	229,297	20.3	232,365	21.6	1.3

Total Equipment Business	448,055	39.7	421,483	39.2	(5.9)
Others	126,043	11.2	124,577	11.6	(1.2)
Adjustments and eliminations	(22,567)	(2.0)	(22,790)	(2.1)	—

Net sales	¥1,128,586	100.0	¥1,073,805	100.0	(4.9)

The following table shows a breakdown of Kyocera’s total consolidated income before income taxes, and operating profit for fiscal 2009 and fiscal 2010 by the seven reporting segments:

	Years ended March 31,				Increase (Decrease)
	2009		2010
	Amount	%*	Amount	%*	%
	(Yen in millions)
Fine Ceramic Parts Group	¥(240)	—	¥(788)	—	—
Semiconductor Parts Group	8,671	6.4	17,235	12.3	98.8
Applied Ceramic Products Group	27,469	18.4	19,858	12.6	(27.7)
Electronic Device Group	(4,070)	—	13,230	6.6	—

Total Components Business	31,830	5.5	49,535	9.0	55.6
Telecommunications Equipment Group	(17,713)	—	(14,726)	—	—
Information Equipment Group	13,497	5.9	22,091	9.5	63.7

Total Equipment Business	(4,216)	—	7,365	1.7	—
Others	14,106	11.2	6,769	5.4	(52.0)

Operating profit	41,720	3.7	63,669	5.9	52.6
Corporate	7,632	—	15,665	—	105.3
Equity in earning of affiliates and unconsolidated subsidiaries	6,460	—	(18,297)	—	—
Adjustments and eliminations	170	—	(239)	—	—

Income before income taxes	¥55,982	5.0	¥60,798	5.7	8.6

*	% to net sales of each corresponding segment

(1) Fine Ceramic Parts Group

Sales in this reporting segment for fiscal 2010 decreased by ¥8,674 million, or 14.1%, to ¥53,056 million, compared with ¥61,730 million in fiscal 2009.

A decline in sales was mainly due to decreased demand and selling price in core products, such as sapphire substrates for LEDs, parts for semiconductor and LCD fabrication equipment, and for automotive related parts, as well as the yen appreciation against the Euro and the U.S. dollar. Demand for digital consumer equipment components, such as sapphire substrates for LEDs, registered tones of recovery from the beginning of fiscal 2010. In addition, demand for fine ceramic parts used in industrial machineries, such as semiconductor and LCD fabrication equipment, and for automotive related parts, recovered from the third quarter of fiscal 2010. However, demand fell short of levels posted in fiscal 2009 on the whole. Furthermore, selling price of these components declined by 10% to 20% compared with fiscal 2009. Mainly due to a decline in demand and selling price, sales in this reporting segment decreased by approximately ¥7,000 million compared with fiscal 2009. In addition, sales in this reporting segment decreased by approximately ¥1,500 million affected by the yen appreciation.

Operating loss in this reporting segment amounted to ¥788 million, an increase in loss of ¥548 million compared with a loss of ¥240 million in fiscal 2009.

Kyocera suppressed capital expenditures and promoted cost reduction measures comprehensively in fiscal 2010 to improve profitability amid difficulties in expanding sales due to continued weak demand and price erosion. As a result, depreciation and amortization costs for fiscal 2010 decreased by ¥2,267 million to ¥5,719 million, compared with ¥7,986 million in fiscal 2009. Kyocera offset such negative impacts from declined sales volumes and selling prices with comprehensive cost reductions. However, the yen appreciation also produced an impact of approximately ¥500 million on operating profit, resulting in expanded operating loss in this reporting segment compared with fiscal 2009.

(2) Semiconductor Parts Group

Sales in this reporting segment in fiscal 2010 increased by ¥5,370 million, or 4.0%, to ¥140,507 million, compared with ¥135,137 million in fiscal 2009.

Sales in this reporting segment increased due to an expansion in demand, despite the yen appreciation pushed down its sales by approximately ¥6,000 million compared with fiscal 2009. Demand for ceramic packages for crystal and SAW devices and for CCD/CMOS image sensors, and for organic packages used in servers declined from the third quarter of fiscal 2009, due to a decrease in production of digital consumer equipment affected by the global economic downturn. In line with expanded production of mobile phone handsets, PCs, and digital cameras from the start of fiscal 2010, however, demand for each package was on course for recovery. Demand for packages from the third quarter of fiscal 2010 reached higher level of the first half of fiscal 2009 when demand was brisk. As a result, sales in this reporting segment for fiscal 2010 increased compared with fiscal 2009.

Operating profit in this reporting segment was ¥17,235 million, up ¥8,564 million, or 98.8%, compared with ¥8,671 million in fiscal 2009.

Since the third quarter of fiscal 2009 when demand started to decline rapidly, Kyocera has been promoting reductions in capital expenditures and various costs throughout the group. As a result, operating profit in this reporting segment increased compared with fiscal 2009. Notably, depreciation and amortization costs for fiscal 2010 were ¥9,795 million, down ¥3,797 million compared with ¥13,592 million in fiscal 2009 due to curtailment of capital expenditures. The subcontracting costs and labor costs also decreased by approximately ¥2,000 million compared with fiscal 2009 due mainly to promoting in-house production in order to enhance production capacity utilization rate and improving production processes. Coupled with these cost-cutting measures, operating profit increased by ¥2,500 million due to effects of increased sales and a reduction in other costs.

(3) Applied Ceramic Products Group

Sales in this reporting segment for fiscal 2010 increased by ¥8,116 million, or 5.5%, to ¥157,033 million, compared with ¥148,917 million in fiscal 2009.

In the solar energy business, a core business in this reporting segment, overseas sales decreased as fierce competition in the European and the U.S. markets forced a decline in selling prices by 30% to 40% compared with fiscal 2009, as well as the impact of the yen appreciation. Nonetheless, demand in the Japanese market increased due mainly to the recommencement of government subsidies in the housing sector and the introduction of a purchase system for electricity by electric power companies, while selling prices remained stable, resulting in a significant sales increase. Production volume of solar cells in fiscal 2010 amounted to 400MW, an increase of roughly 40% compared with fiscal 2009. In addition, sales of the medical and dental implants business for fiscal 2010 increased compared with fiscal 2009. As a result, total sales of the solar energy business and the medical and dental implants business for fiscal 2010 increased by approximately ¥16,000 million compared with fiscal 2009. On the other hand, in the cutting tools business, demand for cutting tools remained at a low level compared with 2009, despite tones of recovery in demand due to resurgence in production activities in automotive related markets since the third quarter of fiscal 2010. Furthermore, sales of the jewelry and applied ceramic related products business for fiscal 2010 decreased compared with fiscal 2009 due to the deterioration in the economy. As a result, total sales of the cutting tools business and the jewelry and applied ceramic related products business for fiscal 2010 decreased by approximately ¥8,000 million compared with fiscal 2009.

Operating profit in this reporting segment decreased by ¥7,611 million, or 27.7%, to ¥19,858 million, compared with ¥27,469 million in fiscal 2009.

A decline in operating profit in this reporting segment was mainly due to decreased profit in the solar energy and cutting tools businesses. Although sales of solar energy business increased, gross profit margin was lowered by declined selling price, the yen appreciation and increased depreciation cost due to an expansion of production capacity. Despite the efforts to improve profitability through reducing manufacturing costs, operating profit in the cutting tools business decreased due to a decline in sales and lowered production capacity utilization until the end of second quarter of fiscal 2010. As a result, total operating profit of the solar energy business and the cutting tools business decreased by approximately ¥8,000 million compared with fiscal 2009.

Affected by the yen appreciation, sales and operating profit in this reporting segment were pushed down by approximately ¥6,000 million and ¥2,500 million, respectively, compared with fiscal 2009.

(4) Electronic Device Group

Sales in this reporting segment for fiscal 2010 decreased by ¥31,332 million, or 13.5%, to ¥199,939 million, compared with ¥231,271 million in fiscal 2009.

Despite tones of recovery in component demand for digital consumer equipment such as mobile phone handsets from April 2009, sales remained at a low level on the whole compared with fiscal 2009. Sales at AVX Corporation, a U.S.-based subsidiary that mainly produces and sells passive components, decreased by approximately ¥20,000 million compared with fiscal 2009 due to a decline in demand and the impact of the yen appreciation. In addition, sales for crystal related components, connectors, and thin film products decreased affected by the yen appreciation and slow demand. Sales in this reporting segment decreased by approximately ¥14,000 million due to the yen appreciation.

Operating profit in this reporting segment amounted to ¥13,230 million, an improvement of ¥17,300 million from an operating loss of ¥4,070 million in fiscal 2009.

Although one-time expenses of approximately ¥5,820 million which include an impairment loss of ¥2,309 million on long-lived assets for organic light-emitting diodes business, restructuring charges in AVX Corporation of approximately ¥1,800 million related to employee separations and facility consolidations and accrual of ¥1,711 million for estimated environmental remediation cost at AVX Corporation in fiscal 2009, there were no such significant one-time charges in fiscal 2010. Kyocera promoted drastic cost reductions in order to improve profitability including reductions in capital expenditures and R&D expenses while narrowing down R&D themes. Notably, depreciation and amortization costs in fiscal 2010 were ¥16,934 million, a decrease of ¥7,395 million compared with ¥24,329 million in fiscal 2009, due to curtailment of capital expenditures and facility consolidations at AVX Corporation proceeded in fiscal 2009. Additionally, R&D expenses for fiscal 2010 were ¥8,444 million, a decrease of ¥4,246 million compared with ¥12,690 million in fiscal 2009.

(5) Telecommunications Equipment Group

Sales in this reporting segment for fiscal 2010 decreased by ¥29,640 million, or 13.5%, to ¥189,118 million, compared with ¥218,758 million in fiscal 2009.

Despite an increase in sales volume of mobile phone handsets in Japan by approximately 10% in fiscal 2010 compared with fiscal 2009, sales in Japan declined by approximately ¥10,000 million year over year. This was due mainly to a decrease of average selling price of around 20% driven by increased sales of low-end models. Although sales volume of mobile phone handsets overseas were up approximately 20% in fiscal 2010 compared with fiscal 2009, overseas sales decreased by approximately ¥7,000 million, due to declined average selling price of 20% with increased sales of low-end models as well as a negative impact of the yen appreciation amounting to approximately ¥6,000 million. In addition, sales of telecommunication system equipment business, of which are mainly consisted of PHS-related products such as base stations and handsets, also decreased by approximately ¥12,000 million, due to stagnant capital expenditures and a decline in new subscribers affected by difficult financial situation at WILLCOM, Inc.

Operating loss in this reporting segment improved by ¥2,987 million from ¥17,713 million in fiscal 2009 to ¥14,726 million.

During fiscal 2010, an impairment loss of ¥8,961 million on account receivables from WILLCOM, Inc. was recorded in this reporting segment by taking into the decision to commence corporate reorganization procedures. However, the effects of business restructuring implemented in fiscal 2009 started to emerge, contributing to reduced operating loss. Through structural reforms and refined R&D themes, R&D expenses for fiscal 2010 decreased by ¥7,011 million, to ¥8,853 million, compared with ¥15,864 million in fiscal 2009. In addition, depreciation and amortization costs for fiscal 2010 decreased by ¥7,494 million, to ¥9,452 million, compared with ¥16,946 million in fiscal 2009, by curtailing capital expenditures. Operating profit in this reporting segment was down around ¥3,000 million compared with fiscal 2009 due to the yen appreciation against the U.S. dollar.

(6) Information Equipment Group

Sales in this reporting segment for fiscal 2010 increased by ¥3,068 million, or 1.3%, to ¥232,365 million, compared with ¥229,297 million in fiscal 2009.

Business climate in fiscal 2010 was quite severe due to a significant curtailment of information technology investment by customers as a result of the global economic downturn. Under such circumstances, sales for the U.S. were down by approximately ¥2,500 million compared with fiscal 2009 affected by stagnant sales and to the impact of the yen appreciation. Sales for Europe, however, increased by approximately ¥6,500 million despite a negative impact curtailed information technology investment. This was due mainly to a full-year contribution from TA Triumph-Adler AG in fiscal 2010, a sales subsidiary that was consolidated in January 2009, which amounted to approximately ¥27,000 million in sales in fiscal 2010. Affected by slow demand, sales for Asia including Japan and for other areas decreased by approximately ¥1,000 million compared with fiscal 2009.

Operating profit increased by ¥8,594 million, or 63.7%, to ¥22,091 million, compared with ¥13,497 million in fiscal 2009.

Operating profit in this reporting segment increased strongly compared with fiscal 2009, due to the effect of cost reductions, an increase in the sales ratio of high-value-added and mid-speed models as well as color models, and to a one-time gain of ¥1,521 million related to sale of real estate overseas. Sales volume of printers and multifunctional peripherals in fiscal 2010 roughly unchanged from fiscal 2009. Compared with fiscal 2009, sales volume of high-value-added and mid-speed models increased mainly in the European and the U.S. markets in fiscal 2010, while replacement to color models continued apace. As a result, the average selling price in fiscal 2010 increased by approximately 3% compared with fiscal 2009. Kyocera also standardized design of software which controlled printers and Multifunctional Peripherals, and this resulted in a decrease in R&D expenses in fiscal 2010 to ¥17,400 million, a decrease of ¥2,727 million, from ¥20,127 million in fiscal 2009. In addition, depreciation and amortization costs in fiscal 2010 decreased by ¥1,623 million to ¥12,846 million, compared with ¥14,469 million in fiscal 2009. Furthermore, a reduction in cost of approximately ¥2,500 million, including labor costs in manufacturing division and advertising costs, contributed to increased operating profit compared with fiscal 2009.

(7) Others

Sales in this reporting segment for fiscal 2010 decreased by ¥1,466 million, or 1.2%, to ¥124,577 million, compared with ¥126,043 million in fiscal 2009.

Sales decreased due mainly to a decline in sales in the optical components business by approximately ¥2,000 million, despite sales in IT related business increased compared with fiscal 2009.

Operating profit decreased by ¥7,337 million, or 52.0%, to ¥6,769 million, compared with ¥14,106 million in fiscal 2009.

Operating profit decreased significantly compared with fiscal 2009, due mainly to the recognition of a one-time gain on sales of real estate in the amount of ¥9,352 million in fiscal 2009. However, operating profit in IT related business and the electronic component materials business increased compared with fiscal 2009 due to increased sales and cost-cutting measures to improve profitability.

(8) Corporate

Corporate income and losses mainly constitute gains or losses related to financial assets, and income related to management supporting service provided by Kyocera’s head office to each reporting segment. Corporate income increased by ¥8,033 million, or 105.3%, to ¥15,665 million compared with ¥7,632 million in fiscal 2009. This was mainly due to significant decreases in losses on sales of securities and losses on impairment of securities.

Fiscal 2009 compared with Fiscal 2008

The following table shows a summary of Kyocera’s results of operations for fiscal 2008 and fiscal 2009:

	Years ended March 31,				Increase (Decrease)
	2008		2009
	Amount	%	Amount	%	%
	(Yen in millions)
Net sales	¥1,290,436	100.0	¥1,128,586	100.0	(12.5)
Cost of sales	883,763	68.5	836,638	74.1	(5.3)

Gross profit	406,673	31.5	291,948	25.9	(28.2)
Selling, general and administrative expenses	254,253	19.7	248,529	22.1	(2.3)

Profit from operations	152,420	11.8	43,419	3.8	(71.5)
Interest and dividend income	18,444	1.4	15,441	1.4	(16.3)
Interest expense	(1,480)	(0.1)	(1,206)	(0.1)	—
Foreign currency transaction losses, net	(956)	(0.1)	(91)	(0.0)	—
Equity in earnings of affiliates and unconsolidated subsidiaries	6,091	0.5	6,460	0.6	6.1
Losses on sales of securities, net	(622)	(0.1)	(2,840)	(0.3)	—
Losses on impairment of securities	(248)	(0.0)	(7,141)	(0.6)	—
Other, net	1,193	0.1	1,940	0.2	62.6

	22,422	1.7	12,563	1.2	(44.0)

Income before income taxes	174,842	13.5	55,982	5.0	(68.0)
Income taxes	60,235	4.6	22,779	2.1	(62.2)

Net income	114,607	8.9	33,203	2.9	(71.0)
Net income attributable to noncontrolling interests	(7,363)	(0.6)	(3,697)	(0.3)	—

Net income attributable to shareholders of Kyocera Corporation	¥107,244	8.3	¥29,506	2.6	(72.5)

Net Sales

Consolidated net sales for fiscal 2009 decreased by ¥161,850 million, or 12.5%, to ¥1,128,586 million, compared with ¥1,290,436 million in fiscal 2008.

Net sales in the Components Business, which comprised 51.1% of consolidated net sales, decreased by ¥102,935 million in fiscal 2009, or 15.1%, to ¥577,055 million compared with fiscal 2008. This was principally due to stagnation in production activity in numerous industries, namely digital consumer equipment including mobile phone handsets and PCs, semiconductors, and automotive related industries, particularly in the second half, while inventory adjustments continued apace for equipment and components by Kyocera’s customers, causing component demand to drop. In contrast, sales in the Applied Ceramic Products Group decreased only slightly compared with fiscal 2008 owing to steady expansion in demand for solar energy business, mainly in Europe and the United States, until the third quarter.

Net sales in the Equipment Business, which comprised 39.7% of consolidated net sales, decreased by ¥49,508 million in fiscal 2009, or 10.0%, to ¥448,055 million compared with fiscal 2008. Although sales in both Japanese and overseas market weakened, sales in the Telecommunications Equipment Group decreased slightly compared with fiscal 2008, due to the acquisition of the mobile phone business of SANYO Electric Co., Ltd. (SANYO). Sales in the Information Equipment Group decreased compared with fiscal 2008, due to the impact of the yen’s appreciation against the Euro and the U.S. dollar, coupled with the sharp decline in investments in information technology at corporate sectors, especially in Europe and the United States.

A detailed analysis and discussion of Kyocera’s net sales by reporting segment and geographic segment are as follows:

Net Sales by Reporting Segment

The following table shows a breakdown of Kyocera’s total consolidated net sales for fiscal 2008 and fiscal 2009 by the seven reporting segments:

	Years ended March 31,				Increase (Decrease)
	2008		2009
	Amount	%	Amount	%	%
	(Yen in millions)
Fine Ceramic Parts Group	¥81,309	6.3	¥61,730	5.4	(24.1)
Semiconductor Parts Group	154,538	12.0	135,137	12.0	(12.6)
Applied Ceramic Products Group	149,942	11.6	148,917	13.2	(0.7)
Electronic Device Group	294,201	22.8	231,271	20.5	(21.4)

Total Components Business	679,990	52.7	577,055	51.1	(15.1)
Telecommunications Equipment Group	220,817	17.1	218,758	19.4	(0.9)
Information Equipment Group	276,746	21.5	229,297	20.3	(17.1)

Total Equipment Business	497,563	38.6	448,055	39.7	(10.0)
Others	138,494	10.7	126,043	11.2	(9.0)
Adjustments and eliminations	(25,611)	(2.0)	(22,567)	(2.0)	—

Net sales	¥1,290,436	100.0	¥1,128,586	100.0	(12.5)

(1) Fine Ceramic Parts Group

Sales in this reporting segment in fiscal 2009 decreased by ¥19,579 million, or 24.1%, to ¥61,730 million, compared with ¥81,309 million in fiscal 2008.

Component demand was decreased in fiscal 2009 as prolonged stagnation in the semiconductor market since fiscal 2008 resulted in a year-on-year decline in sales of ceramic parts for semiconductor fabrication equipment, while there was a sharp decline in production activity in numerous industries, namely the digital consumer equipment and automotive industries. Overall sales in this reporting segment for fiscal 2009 were pushed down by approximately ¥3,100 million compared with fiscal 2008 due to the impact of the yen’s appreciation.

(2) Semiconductor Parts Group

Sales in this reporting segment in fiscal 2009 decreased by ¥19,401 million, or 12.6%, to ¥135,137 million, compared with ¥154,538 million in fiscal 2008.

Sales of both ceramic packages and organic packages decreased compared with fiscal 2008. This was due primarily to rapid deterioration in demand for ceramic packages used mainly in mobile phone handsets and digital still cameras, and for organic packages used mainly in servers from the latter half of the second quarter of fiscal 2009. Overall sales in this reporting segment for fiscal 2009 were pushed down by approximately ¥9,400 million compared with fiscal 2008 due to the impact of the yen’s appreciation.

(3) Applied Ceramic Products Group

Sales in this reporting segment in fiscal 2009 decreased by ¥1,025 million, or 0.7%, to ¥148,917 million, compared with ¥149,942 million in fiscal 2008.

Despite an increase in sales in the solar energy business due primarily to growth in demand in Europe and the United States until the third quarter, this decrease was due to lower sales in the cutting tools business and the impact of the yen’s appreciation against the foreign currencies.

In the solar energy business, despite the yen’s appreciation against the Euro from the second half and a rapid decline in demand in Europe and the United States in the fourth quarter, production volume of solar cells and modules in fiscal 2009 increased by approximately 45% compared with fiscal 2008, while product selling prices remained relatively stable. However, sales in the cutting tools business decreased due to stagnation in production activity in automotive industries from the second half. Overall sales in this reporting segment for fiscal 2009 were pushed down by approximately ¥11,100 million compared with fiscal 2008 due to the impact of the yen’s appreciation.

(4) Electronic Device Group

Sales in this reporting segment in fiscal 2009 decreased by ¥62,930 million, or 21.4%, to ¥231,271 million, compared with ¥294,201 million in fiscal 2008.

There were main reasons for this decrease: a decline in demand, a reduction in product selling prices, and the yen’s appreciation. Demand for digital consumer equipment such as mobile phone handsets and PCs decreased due to the global economic downturn, forcing a rapid decline in production of digital consumer equipment and inventory adjustments for components thereof from the second half. In line with deterioration in the supply-demand situation, component prices also dropped compared with the end of fiscal 2008. In addition, sales at AVX Corporation, a core overseas subsidiary in this reporting segment, decreased by $229 million, or 14.1%, to $1,390 million, compared with $1,619 million in fiscal 2008. Overall sales in this reporting segment for fiscal 2009 were pushed down by approximately ¥27,800 million compared with fiscal 2008 due to the impact of the yen’s appreciation.

(5) Telecommunications Equipment Group

Sales in this reporting segment in fiscal 2009 decreased by ¥2,059 million, or 0.9%, to ¥218,758 million, compared with ¥220,817 million in fiscal 2008.

Although the mobile phone business acquired from SANYO contributed approximately ¥87,000 million to segment sales in fiscal 2009, replacement demand for mobile phone handsets in the Japanese market weakened sharply due to the introduction of an installment sales method, while sales in the United States decreased and new product development was delayed, leading to an overall decline in sales compared with fiscal 2008. In addition, sales in this reporting segment for fiscal 2009 were pushed down by approximately ¥11,400 million compared with fiscal 2008 due to the impact of the yen’s appreciation. Shipment volume of mobile phones and PHS handsets in fiscal 2009 decreased by approximately 13% compared with fiscal 2008.

(6) Information Equipment Group

Sales in this reporting segment in fiscal 2009 decreased by ¥47,449 million, or 17.1%, to ¥229,297 million, compared with ¥276,746 million in fiscal 2008.

A sharp decline in corporate information technology investment due to the economic downturn in the second half led to lower sales of printers and digital multifunctional peripherals. Kyocera acquired additional equity interest in TAAG, a German-based distributor of information equipment, to turn it into a consolidated subsidiary in January 2009 with the objective of further expanding business in the Information Equipment Group in Europe. Sales volume of both printers and digital multifunctional peripherals decreased by approximately 10%. Overall sales in this reporting segment for fiscal 2009 were pushed down by approximately ¥27,500 million compared with fiscal 2008 due to the impact of the yen’s appreciation.

(7) Others

Sales in this reporting segment in fiscal 2009 decreased by ¥12,451 million, or 9.0%, to ¥126,043 million, compared with ¥138,494 million in fiscal 2008. Sales at Kyocera Communication Systems Co., Ltd decreased due mainly to stagnation in telecommunications infrastructure related business, while sales in the electronic component materials business of Kyocera Chemical Corporation also decreased.

Net Sales by Geographic Segment

The following table shows a breakdown of Kyocera’s total consolidated net sales for fiscal 2008 and fiscal 2009, distinguishing between domestic and overseas sales and, with respect to overseas sales, showing the geographical areas in which such sales were made:

	Years ended March 31,				Increase (Decrease)
	2008		2009
	Amount	%	Amount	%	%
	(Yen in millions)
Japan	¥507,837	39.4	¥473,387	41.9	(6.8)
United States of America	248,760	19.3	201,502	17.9	(19.0)
Europe	229,830	17.8	200,483	17.8	(12.8)
Asia	232,425	18.0	183,347	16.2	(21.1)
Others	71,584	5.5	69,867	6.2	(2.4)

Net sales	¥1,290,436	100.0	¥1,128,586	100.0	(12.5)

Sales in Japan, which comprised 41.9% of consolidated net sales, decreased by ¥34,450 million, or 6.8%, to ¥473,387 million, compared with ¥507,837 in fiscal 2008, due to a decline in demand for components used in digital consumer equipment.

Overseas sales, which comprised 58.1% of consolidated net sales, decreased by ¥127,400 million, or 16.3%, to ¥655,199 million, compared with ¥782,599 million in fiscal 2008.

Almost all of Kyocera’s overseas sales were denominated in the U.S. dollar or the Euro. In fiscal 2009, the yen appreciated ¥13 against the U.S. dollar and appreciated ¥19 against the Euro on average, compared with fiscal 2008. Net sales in U.S. dollars amounted to approximately $3,900 million and net sales in Euro amounted to approximately €1,350 million in fiscal 2009. Including the impact of exchange rate changes against other currencies, consolidated net sales were pushed down by approximately ¥91,000 million compared with fiscal 2008.

Sales in United States in fiscal 2009 decreased by ¥47,258 million, or 19.0%, to ¥201,502, compared with ¥248,760 million in fiscal 2008, due mainly to the impact of the yen’s appreciation, combined with sluggish growth in sales in the Telecommunications Equipment Group and the Information Equipment Group, and a decline in demand for electronic components.

Sales in Europe in fiscal 2009 decreased by ¥29,347 million, or 12.8%, to ¥200,483 million, compared with ¥229,830 million in fiscal 2008, due mainly to the impact of the yen’s appreciation coupled with a decrease in sales in the Information Equipment Group caused by a reduction in information technology investment.

Sales in Asia in fiscal 2009 decreased by ¥49,078 million, or 21.1%, to ¥183,347 million, compared with ¥232,425 million in fiscal 2008, due primarily to a decline in demand for components used in digital consumer equipment and the yen’s appreciation.

Sales in Others in fiscal 2009 decreased by ¥1,717 million, or 2.4%, to ¥69,867 million, compared with ¥71,584 million in fiscal 2008, due to a decrease in sales in the Information Equipment Group, which offset the addition of the sales from mobile phone handset related business acquired from SANYO.

Cost of Sales and Gross Profit

In fiscal 2009, cost of sales decreased by ¥47,125 million, or 5.3%, to ¥836,638 million from ¥883,763 million in fiscal 2008. The ratio of cost of sales to net sales was 74.1% in fiscal 2009, an increase of 5.6 percentage points as compared with 68.5% in fiscal 2008. This was due mainly to an increase in the Telecommunication Equipment Group with the acquisition of the mobile phone related business from SANYO of which the ratio of cost of sales to net sales was relatively high, in addition to deterioration of profit due to a decline in selling prices of various components, which was partially offset by comprehensive Group-wide cost reduction activity.

Raw material costs of ¥319,738 million accounted for 38.2% of the total cost of sales in fiscal 2009, which decreased by ¥57,465 million, or 15.2%, from ¥377,203 million in fiscal 2008. Labor costs of ¥165,809 million accounted for 19.8% in fiscal 2009, which decreased by ¥1,733 million, or 1.0%, from ¥167,542 million in fiscal 2008. Depreciation expense of ¥70,162 million accounted for 8.4% in fiscal 2009, which increased by ¥8,497 million, or 13.8%, from ¥61,665 million in fiscal 2008 due to expanded capital expenditures in fiscal 2008.

As a result, gross profit in fiscal 2009 decreased by ¥114,725 million, or 28.2%, to ¥291,948 million from ¥406,673 million in fiscal 2008. The gross profit ratio to net sales decreased by 5.6 percentage points from 31.5% to 25.9%.

SG&A Expenses and Profit from Operations

Selling, general and administrative (SG&A) expenses in fiscal 2009 decreased by ¥5,724 million, or 2.3%, to ¥248,529 million compared with ¥254,253 million in fiscal 2008. This was due mainly to gains on sales of certain properties of ¥8,314 million which were recorded as deductions of SG&A expenses, however, Kyocera recorded impairment losses of ¥2,240 million in goodwill related to the subsidiary in the United States, and of ¥2,309 million of long-lived assets which were used for a production of Organic Light-Emitting Diode displays in fiscal 2009.

Labor costs of ¥122,883 million accounted for 49.4% of total SG&A expenses in fiscal 2009, which decreased by ¥655 million, or 0.5%, from ¥123,538 million in fiscal 2008. Sales promotion and advertising cost of ¥36,668 million accounted for 14.8% in fiscal 2009, which decreased by ¥3,876 million, or 9.6%, from ¥40,544 million in fiscal 2008.

Although SG&A expenses decreased as mentioned above, profit from operations decreased by ¥109,001 million, or 71.5%, to ¥43,419 million, compared with ¥152,420 million in fiscal 2008, due to a further decrease in gross profit. The operating margin decreased by 8.0 percentage points to 3.8% in fiscal 2009, compared with 11.8% in fiscal 2008.

Interest and Dividend Income

Interest and dividend income in fiscal 2009 decreased by ¥3,003 million, or 16.3%, to ¥15,441 million, compared with ¥18,444 million in fiscal 2008. This was due mainly to a decrease of interest income in AVX Corporation resulting from lower interest rate in the United States.

Interest Expense

Interest expense in fiscal 2009 decreased by ¥274 million, or 18.5%, to ¥1,206 million, compared with ¥1,480 million in fiscal 2008. This was due mainly to payments of a part of borrowings at overseas subsidiaries.

Foreign Currency Translation

During fiscal 2009, the average exchange rate for the yen appreciated by ¥13, or 11.4%, against the U.S. dollar, and by ¥19, or 11.7%, against the Euro, as compared with fiscal 2008. At March 31, 2009, the yen appreciated by ¥2, or 2.0%, against the U.S. dollar, and by ¥28, or 17.7%, against the Euro, as compared with March 31, 2008. Kyocera recorded foreign currency transaction losses of ¥91 million in fiscal 2009.

Kyocera typically enters into forward exchange contracts to minimize currency exchange risks on foreign currency denominated receivables and payables. Kyocera confines its use of derivative financial instruments for hedging its foreign exchange exposures, and does not utilize derivative transactions for trading purposes.

Gains and Losses from Investments

In fiscal 2009, Kyocera’s earnings on equity-method investments increased by ¥369 million, or 6.1%, to ¥6,460 million, compared with ¥6,091 million in fiscal 2008.

Kyocera’s equity in earnings of affiliates and unconsolidated subsidiaries in fiscal 2009 was derived mainly from interests in WILLCOM, Inc. Kyocera Corporation owns a 30% interest in WILLCOM, Inc., which operates a PHS service in Japan. Kyocera Corporation accounted for this investment using equity method. The increase in Kyocera’s earnings on equity-method investments was mainly derived from an increase in net income at WILLCOM, Inc.

Losses on sales of securities, net in fiscal 2009 increased by ¥2,218 million, or 356.6%, to ¥2,840 million, compared with ¥622 million in fiscal 2008. This was resulted from sales of certain securities which were held by Kyocera as a part of its asset allocation.

Losses on impairment of securities in fiscal 2009 increased by ¥6,893 million to ¥7,141 million, compared with ¥248 million in fiscal 2008. Kyocera recognized impairment losses as a result of significant declines in market value of certain securities. The major part of such losses was derived from the shares of Mitsubishi UFJ Financial Group, Inc. and its amount was ¥3,935 million.

Income before Income Taxes

Income before income taxes in fiscal 2009 decreased by ¥118,860 million, or 68.0%, to ¥55,982 million compared with ¥174,842 million in fiscal 2008.

Operating profit in the Components Business decreased by ¥68,543 million, or 68.3%, to ¥31,830 million in fiscal 2009, compared with fiscal 2008 due mainly to a decline in capacity utilization rate owing to a sharp reduction in demand, and to a reduction in product selling prices.

The Equipment Business recorded an operating loss of ¥4,216 million in fiscal 2009, a decrease of ¥50,540 million compared with fiscal 2008, due to significant profit declines in the Telecommunications Equipment Group and the Information Equipment Group.

Operating Profit (Loss) by Reporting Segment

The following table shows a breakdown of Kyocera’s consolidated income before income taxes, and operating profit for fiscal 2008 and fiscal 2009 by the seven reporting segments:

	Years ended March 31,				Increase (Decrease)
	2008		2009
	Amount	%*	Amount	%*	%
	(Yen in millions)
Fine Ceramic Parts Group	¥11,167	13.7	¥(240)	—	—
Semiconductor Parts Group	20,027	13.0	8,671	6.4	(56.7)
Applied Ceramic Products Group	32,655	21.8	27,469	18.4	(15.9)
Electronic Device Group	36,524	12.4	(4,070)	—	—

Total Components Business	100,373	14.8	31,830	5.5	(68.3)
Telecommunications Equipment Group	6,786	3.1	(17,713)	—	—
Information Equipment Group	39,538	14.3	13,497	5.9	(65.9)

Total Equipment Business	46,324	9.3	(4,216)	—	—
Others	9,635	7.0	14,106	11.2	46.4

Operating profit	156,332	12.1	41,720	3.7	(73.3)
Corporate	12,497	—	7,632	—	(38.9)
Equity in earnings of affiliates and unconsolidated subsidiaries	6,091	—	6,460	—	6.1
Adjustments and eliminations	(78)	—	170	—	—

Income before income taxes	¥174,842	13.5	¥55,982	5.0	(68.0)

*	% to net sales of each corresponding segment

(1) Fine Ceramic Parts Group

This reporting segment recorded operating loss of ¥240 million in fiscal 2009.

Production activity in numerous industries, namely the semiconductor, digital consumer equipment and automotive industries, declined sharply due to the global economic downturn, which led to a substantial slump in component demand. Operating profit decreased by ¥11,407 million compared with ¥11,167 million in fiscal 2008 due to the reduction in production volume and decline in capacity utilization rate. Other factors behind the profit decline included an increase in depreciation costs. Operating profit in this reporting segment in fiscal 2009 was pushed down by approximately ¥900 million compared with fiscal 2008 due to the impact of the yen’s appreciation.

(2) Semiconductor Parts Group

Operating profit in this reporting segment in fiscal 2009 decreased by ¥11,356 million, or 56.7%, to ¥8,671 million, compared with ¥20,027 million in fiscal 2008.

In particular, the capacity utilization rate declined significantly from the second half due to a decrease in component demand for mobile phone handsets, digital still cameras and servers, and to a slump in telecommunications infrastructure related investment, leading to lower profitability from ceramic packages and organic packages. Operating profit in this reporting segment in fiscal 2009 was pushed down by approximately ¥2,100 million compared with fiscal 2008 due to the impact of the yen’s appreciation.

(3) Applied Ceramic Products Group

Operating profit in this reporting segment in fiscal 2009 decreased by ¥5,186 million, or 15.9%, to ¥27,469 million, compared with ¥32,655 million in fiscal 2008.

Despite the significant impact of the yen’s appreciation, the solar energy business posted profit for fiscal 2009 due to the positive effects of sales growth coupled with comprehensive cost reductions in each production process. Overall operating profit in this reporting segment declined, however, due to stagnant production activity and continued inventory adjustments in automobile industries, a substantial decline in production volume of cutting tools caused by a decrease in demand, and impairment loss on goodwill of ¥2,240 million at a subsidiary. Operating profit in this reporting segment in fiscal 2009 was pushed down by approximately ¥6,200 million compared with fiscal 2008 due to the impact of the yen’s appreciation.

(4) Electronic Device Group

This reporting segment recorded operating loss of ¥4,070 million in fiscal 2009, a decrease of ¥40,594 million compared with operating profit of ¥36,524 million in fiscal 2008.

The capacity utilization rate was down, particularly for ceramic capacitors, timing devices, and connectors, due to a sharp decline in component demand from the second half owing to lower production of mobile phone handsets, PCs and digital consumer electronics. In addition, the decline in demand led to intense component price competition, causing prices to drop significantly, by around 20% in certain components. The yen’s appreciation also forced profits down by approximately ¥4,600 million compared with fiscal 2008. Furthermore, the decrease in profit reflected an impairment loss of ¥2,309 million on long-lived asset used for production of Organic Light-Emitting Diode displays, AVX Corporation’s restructuring charges of approximately ¥1,800 million related to employee separations and facility consolidations, and AVX Corporation’s accrual of ¥1,711 million for estimated environmental remediation costs.

(5) Telecommunications Equipment Group

This reporting segment recorded operating loss of ¥17,713 million in fiscal 2009, a decrease of ¥24,499 million compared with operating profit of ¥6,786 million in fiscal 2008.

Profitability in the mobile phone handset business acquired from SANYO was depressed due to deterioration in market conditions and to a considerable decline in sales of handsets in Japan and overseas owing to a reduction in the number of new models released. Profitability was also decreased in Kyocera’s traditional mobile phone handset business as sales at Kyocera Wireless Corp., a subsidiary in the U.S., declined due to delayed development of new products and to the economic downturn. Other factors behind the decline in profit were increases in depreciation and amortization costs and R&D expenses by ¥8,193 million and ¥3,468 million, respectively, compared with fiscal 2008, due mainly to the acquisition of the mobile phone related business from SANYO. Employee separations were implemented at Kyocera Wireless Corp. in the fourth quarter to enhance profitability from the following fiscal period, and this resulted in the recording of approximately ¥1,300 million.

(6) Information Equipment Group

Operating profit in this reporting segment in fiscal 2009 decreased by ¥26,041 million, or 65.9%, to ¥13,497 million, compared with ¥39,538 million in fiscal 2008.

Operating profit for fiscal 2009 was pushed down by approximately ¥7,200 million compared with fiscal 2008 due to the impact of the yen’s appreciation against the Euro and the U.S. dollar. A significant decline in investments in information technology at corporate sectors led to reduction in sales volumes of both printers and multifunctional peripherals compared with fiscal 2008. In addition, product selling prices dropped between 5% to 15% on a full-year basis for both printers and multifunctional peripherals.

(7) Others

Operating profit in this reporting segment in fiscal 2009 increased by ¥4,471 million, or 46.4%, to ¥14,106 million, compared with ¥9,635 million in fiscal 2008.

Despite profit declines at Kyocera Communication Systems Co., Ltd. and Kyocera Chemical Corporation due to deterioration in the business environment, recorded ¥9,352 million of gains on sales of property, plant and equipment, net which includes gains on sales of certain properties.

(8) Corporate

Corporate income and losses mainly constitute gains or losses related to financial assets, and income related to management supporting service provided by Kyocera’s head office to each reporting segment. Corporate income decreased by ¥4,865 million, or 38.9%, to ¥7,632 million compared with ¥12,497 million in fiscal 2008. This was mainly due to losses on sales of securities and losses on impairment of securities recognized in fiscal 2009.

Income Taxes

Current and deferred income taxes in fiscal 2009 decreased by ¥37,456 million, or 62.2%, to ¥22,779 million compared with ¥60,235 million in fiscal 2008.

The effective tax rate of 40.7% in fiscal 2009 was 6.2 points higher than the effective rate in fiscal 2008 of 34.5%. This was due mainly to an increase in valuation allowances on deferred tax assets recorded at certain foreign subsidiaries with pre-tax losses.

For detailed information, see Note 17 to the Consolidated Financial Statements in this annual report on Form 20-F.

Noncontrolling Interests

Net income attributable to noncontrolling interests in fiscal 2009 amounted to ¥3,697 million and net income attributable to noncontrolling interests related to AVX Corporation, which accounted for approximately 30% of noncontrolling ownership interests, amounted to ¥2,406 million. Noncontrolling interests in fiscal 2009 decreased by ¥3,666 million, or 49.8%, compared with noncontrolling interests of ¥7,363 million in fiscal 2008. This was due mainly to a decrease in net income at AVX Corporation.

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

As a result of continuous strict controls and adjustments on inventories, Kyocera recognized inventory write-downs of ¥8,719 million and ¥9,207 million in fiscal 2009 and 2010, respectively. The amounts of these inventory write-downs by reporting segments appear in Note 19 to the Consolidated Financial Statements included in this annual report on Form 20-F. A large portion of these inventory write-downs arose from inventories of telecommunications equipment and applied ceramic products. These products turned out to be obsolete because of their short product lives, and were subject to a decrease in demand and a decline in price.

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

Kyocera recognized losses on impairment of debt and equity securities of ¥7,141 million and ¥217 million in fiscal 2009 and 2010, respectively. Mainly, Kyocera recorded losses on impairment of certain equity securities due to the decline in fair value below cost for considerable length of time and the extent was severe in fiscal 2009.

Kyocera is currently a major shareholder of KDDI Corporation. The price fluctuation of the shares of KDDI Corporation may affect Kyocera’s financial conditions. At March 31, 2010, the unrealized gain of ¥28,140 million on the shares of KDDI Corporation held by Kyocera had increased compared with that of ¥15,540 million as of at March 31, 2009, reflecting a fluctuation of the market price of the shares of KDDI Corporation during fiscal 2010. As the operating results of KDDI Corporation were stable, the performance of the shares of KDDI Corporation is considered to be stable. For detailed information on the gross unrealized gain or loss, see Note 3 to the Consolidated Financial Statements in this annual report on Form 20-F.

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

In fiscal 2009, Kyocera recognized ¥2,309 million of a loss on impairment on the long-lived assets which were used for a production of Organic Light-Emitting Diode (OLED) displays in the Electronic Device Group. Such loss was included in selling, general and administrative expenses.

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

Goodwill and Other Intangible Assets

Goodwill and intangible assets with indefinite useful lives, rather than being amortized, are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment. Intangible assets with definite useful lives are amortized straight line over their respective estimated useful lives to their estimated residual values, and reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

The goodwill of ¥1,538 million which Kyocera group acquired during fiscal 2010 was based on acquisitions of the common stocks of two distributors of information equipment in Korea, Kyocera Mita Korea Co., Ltd. and Kyocera Mita Korea Document Solution Co., Ltd., by Kyocera Mita included in the Information Equipment Group and based on the acquisition of the common stocks of Net it works, Inc. by Kyocera Communication Systems Co., Ltd. included in Others segment.

The goodwill of ¥26,449 million which Kyocera group acquired during fiscal 2009 was mainly based on the acquisition of the mobile phone related business from SANYO by Kyocera Corporation included in the Telecommunications Equipment Group and the acquisition of a controlling interest in TAAG to consolidated subsidiary by Kyocera Mita included in the Information Equipment Group.

For detailed information of these acquisitions, see Note 2 to the Consolidated Financial Statements in this annual report on Form 20-F.

In fiscal 2009, Kyocera recognized impairment losses on goodwill in the amounts of ¥2,240 million in the Applied Ceramic Products Group and ¥1,217 million in the Others segment. The sluggish performances at a U.S. subsidiary in the Applied Ceramic Products Group and at a Japanese subsidiary in the Others segment led to significant declines in their fair values. The fair values of those goodwill were determined through the use of various methodologies such as discounted cash flows and comparable valuations of similar companies.

Deferred Tax Assets

Kyocera records deferred tax assets with valuation allowances to adjust their carrying amounts when it believes that it is more likely than not that the assets will not be realized. The valuation of deferred tax assets principally depends on the estimation of future taxable income and feasible tax planning strategies. If future taxable income is lower than expected due to future market conditions or poor operating results, significant adjustments to deferred tax assets may be required. At March 31, 2010, deferred tax assets amounted to ¥99,388 million, which Kyocera considers will reasonably be realized in the future. This estimate is reasonable when compared with the amounts of income from continuing operations before income taxes and income taxes in fiscal 2010.

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

Effect on projected benefit obligation as of March 31, 2010
(Yen in millions)
Discount rates:
0.25% decrease	¥4,100
0.25% increase	(3,873)

Effect on income before income taxes for the year ending March 31, 2011
(Yen in millions)
Discount rates:
0.25% decrease	¥(82)
0.25% increase	79
Expected rate of return on plan assets:
0.25% decrease	(334)
0.25% increase	334

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

AVX Corporation, a subsidiary in the U.S., has been named as a potentially responsible party (PRP) in state and federal administrative proceedings seeking contribution for costs associated with the correction and remediation of environmental conditions at various waste disposals and operating sites. AVX Corporation continues to monitor these actions and proceedings and to vigorously defend its interests. AVX Corporation currently has reserves for current remediation, compliance and legal cost related to these matters.

In July 2007, AVX Corporation received oral notification from the Environmental Protection Agency (EPA), and in December 2007, written notification from the U.S. Department of Justice indicating that the United States is preparing to exercise the reopener provision under a 1991 consent decree relating to the environmental conditions at, and remediation of, New Bedford Harbor in the Commonwealth of Massachusetts. The EPA has indicated that remediation costs through December 6, 2007 (which remediation is ongoing) are approximately ¥29,621 million. AVX Corporation has not yet completed an investigation of the monies spent or its available defenses in light of the notification. AVX Corporation has also not yet determined whether or to what extent other parties may bear responsibility for these costs.

On April 1, 2008, the U.S. Department of Justice indicated that the future work to be performed at the harbor is expected to exceed hundreds of millions of dollars under current estimates. AVX Corporation anticipates further discussions with the U.S. Department of Justice, the EPA and the Commonwealth of Massachusetts.

The potential impact of this matter on Kyocera’s consolidated results of operations, financial positions and cash flows cannot be determined at this time.

Revenue Recognition

Kyocera generates revenue principally through the sale of industrial components and telecommunications and information equipment. Kyocera’s operations consist of the following seven reporting segments: (1) Fine Ceramic Parts Group, (2) Semiconductor Parts Group, (3) Applied Ceramic Products Group, (4) Electronic Device Group, (5) Telecommunications Equipment Group, (6) Information Equipment Group and (7) Others.

Kyocera recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss have been transferred to the customer or services have been rendered, the sales price is fixed or determinable and collectability is reasonably assured in accordance with Financial Accounting Standards Board (FASB)’s Accounting Standards Codification (ASC) 605, “Revenue Recognition.” Sales to customers in each of the above segments are based on the specific terms and conditions contained in basic contracts with customers and firm customer orders which detail the price, quantity and timing of the transfer of ownership (such as risk of loss and title) of the products.

For most customer orders, the transfer of ownership and revenue recognition occurs at the time of shipment of the products to the customer. For the remainder of customer orders, the transfer of ownership and revenue recognition occurs at the time of receipt of the products by the customer, with the exception of sales of solar power generating systems in the Applied Ceramic Products Group and information equipment in the Information Equipment Group for which sales are made to end users together with installation services. The transfer of ownership and revenue recognition in these cases occur at the completion of installation and customer acceptance, as we have no further obligations under the contracts and all revenue recognition criteria under ASC 605 are met. When Kyocera provides a combination of products and services, the arrangement is evaluated under ASC 605-25, “Multiple-Element Arrangements.”

In addition, in the Information Equipment Group, Kyocera may enter into sales contracts and lease agreements ranging from one to seven years directly with end users. Sales contracts and lease agreements may include installation service and have customer acceptance clauses. For sales and sales-type lease agreements, revenue is recognized at the completion of installation and customer acceptance which usually occurs on the same business day as delivery. For sales-type leases, unearned income (which represents interest) is amortized over the lease term using the effective interest method in accordance with ASC 840, “Leases.”

For all sales in the above segments, product returns are only accepted if the products are determined to be defective. There are no price protections, stock rotation or returns provisions, except for certain programs in the Electronic Device Group as noted below.

Sales Incentives

In the Electronic Device Group, sales to independent electronic component distributors may be subject to various sale programs for which a provision for incentive programs is recorded as a reduction of revenue at the time of sale, as further described below in accordance with ASC 605-50, “Customer Payments and Incentives” and ASC 605-15, “Products.”

(a) Distributor Stock Rotation Program

Stock rotation is a program whereby distributors are allowed to return for credit, qualified inventory, semi-annually, equal to a certain percentage of the previous six months net sales. In accordance with ASC 605-15, an estimated sales allowance for stock rotation is recorded at the time of sale based on a percentage of distributor sales using historical trends, current pricing and volume information, other market specific information and input from sales, marketing and other key management. We believe that these procedures enable us to make reliable estimates of future returns under the stock rotation program. Our actual results approximate our estimates. When the products are returned and verified, the distributor is given credit against their accounts receivable.

(b) Distributor Ship-from-Stock and Debit Program

Ship-from-Stock and Debit (ship and debit) is a program designed to assist distributors in meeting competitive prices in the marketplace on sales to their end customers. Ship and debit programs require a request from the distributor for a pricing adjustment for a specific part for a sale to the distributor’s end customer from the distributor’s stock. Ship and debit authorizations may cover current and future distributor activity for a specific part for a sale to their customer. In accordance with ASC 605, at the time we record the sales to the distributor, an allowance for the estimated future distributor activity related to such sales is provided since it is probable that such sales to distributors will result in ship and debit activity. In accordance with ASC 605-15, Kyocera records an estimated sales allowance based on sales during the period, credits issued to distributors, distributor inventory levels, historical trends, market conditions, pricing trends noted in direct sales activity with original equipment manufacturers and other customers, and input from sales, marketing and other key management. These procedures require the exercise of significant judgments. We believe that these procedures enable us to make reliable estimates of future credits under the ship and debit program. Our actual results approximate our estimates.

Sales Rebates

In the case of sales to distributors in the Applied Ceramic Products Group and Information Equipment Group, Kyocera provides cash rebates when predetermined sales targets are achieved during a certain period. Provisions for sales rebates are recorded as a reduction of revenue at the time of revenue recognition based on the best estimate of forecasted sales to each distributor in accordance with ASC 605-50.

Sales Returns

Kyocera records an estimated sales return allowance at the time of sales based on historical return experience.

Products Warranty

For after-service costs to be paid during warranty periods, Kyocera accrues a product warranty liability for claims under warranties relating to the products that have been sold. Kyocera records an estimated product warranty liability based on its historical repair experience.

In the Information Equipment Group, Kyocera provides a standard one year manufacturer’s warranty on its products. For sales directly to end users, Kyocera offers extended warranty plans that may be purchased and that are renewable in one year incremental periods at the end of the warranty term. Service revenues are recognized over the term of the related service maintenance contracts in accordance with ASC 605-20, “Services.”

Uncertainty in Income Taxes

Kyocera adopts an interpretation of ASC 740 “Income Taxes”. Kyocera records liabilities for unrecognized tax benefits based on the premise of being subject to income tax examination by tax authorities, when it is more likely than not that tax benefits associated with tax positions will not be sustained. Actual results such as settlements with tax authorities may differ from the recognition accounted for under ASC 740.

At March 31, 2010, gross unrecognized tax benefits amounted to ¥8,352 million. Kyocera does not anticipate the final resolution of procedures to have a material impact on the consolidated statements of income in the future.

Recently Adopted Accounting Standards

Kyocera adopted the ASC 105, “Generally Accepted Accounting Principles” (former Statement of Financial Accounting Standards (SFAS) No. 168, “The FASB Accounting Standards Codification and Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162”) on July 1, 2009. This accounting standard compiles all generally accepted accounting principles in the U.S. and establishes “Accounting Standards Codification” as the single official source of authoritative generally accepted accounting standards. The adoption of this accounting standard had no impact on Kyocera’s consolidated results of operations, financial position and cash flows.

Kyocera adopted the ASC 805, “Business Combinations” (former SFAS No. 141 (revised 2007), “Business Combinations”) on April 1, 2009, which requires assets, liabilities and noncontrolling interests be measured at fair value. Under this accounting standard, transaction and restructuring costs are required to be generally expensed, as well as contingent consideration and in-process research and development be recorded at fair value on acquisition date as a part of fair value of acquired business. Any tax adjustment made after the measurement period impacts income tax expenses. This accounting standard also requires companies to recognize an asset acquired or a liability assumed in a business combination that arises from a contingency at fair value, at the acquisition date, if the acquisition-date fair value of that asset or liability can be determined during the measurement period. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial position and cash flows.

Kyocera adopted the ASC 810, “Consolidation” (former SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an Amendment of Accounting Research Bulletin No. 51”) on April 1, 2009. This accounting standard requires that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements, and requires that changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary shall be accounted for as equity transactions. Upon the adoption of this accounting standard, noncontrolling interests, which were previously referred to as minority interests and classified between total liabilities and shareholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity. The presentation of consolidated statements of income and cash flows has also been changed. In addition, in accordance with a requirement of this accounting standard, certain reclassification of previously reported amounts have been made to the consolidated balance sheet at March 31, 2009, the consolidated statements of income and the consolidated statements of cash flows for the year ended March 31, 2008 and 2009. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial position and cash flows.

Kyocera adopted (a) the ASC 820, “Fair Value Measurements and Disclosures” (former FASB Staff Positions (FSP) No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability

Have Significantly Decreased and Identifying Transactions That Are Not Orderly”) (b) the ASC 320, “Investments-Debt and Equity Securities” (former FSP No. 115-2 and former FSP No. 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”) (c) the ASC 825, “Financial Instruments” (former FSP No. 107-1 and former Accounting Principles Bulletins (APB) No. 28-1, “Interim Disclosures about Fair Value of Financial Instruments”) on April 1, 2009.

(a)	The ASC 820 (former FSP No. 157-4) provides guidance on how to estimate the fair value of assets or liabilities when the volume and level of activity for asset or liability have significantly decreased and on identifying circumstances that indicate a transaction is not orderly. In addition, this accounting standard requires disclosure in interim and annual periods of the inputs and valuation techniques used to estimate fair value and a discussion of changes in valuation techniques.

(b)	The ASC 320 (former FSP No. 115-2 and former FSP No. 124-2) amends the other-than-temporary impairment guidance for debt securities and presentation and disclosure requirement of other-than-temporary impairments of debt and equity securities.

(c)	The ASC 825 (former FSP No. 107-1 and former APB No. 28-1) requires interim disclosures regarding the fair values of financial instruments that are within the scope of the ASC 825. Additionally, this accounting standard requires disclosure of the methods and significant assumptions used to estimate the fair value of financial instruments on an interim basis as well as changes of the methods and significant assumptions from previous periods.

The adoption of these three ASCs did not have a material impact on Kyocera’s consolidated results of operations, financial position and cash flows.

Kyocera adopted the ASC 855, “Subsequent Events” (former SFAS No. 165, “Subsequent Events”) on April 1, 2009. The purpose of this accounting standard is to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In addition, in February 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-09, “Subsequent Events”, and Kyocera adopted this accounting standard on the date of issuance. This accounting standard provides amendment to ASC 855 that removes the requirements for an SEC filer to disclose the date through which subsequent events have been evaluated. The adoption of this accounting standard did not have a material impact on Kyocera’ s consolidated results of operations, financial position and cash flows.

Kyocera adopted the ASU No. 2009-05, “Measuring Liabilities at Fair Value” on October 1, 2009. This accounting standard provides amendments to provisions related to the fair value measurement of liabilities as follows:

(a)	In circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques:

•	The quoted price of the identical liability when traded as an asset.

•	Quoted prices for similar liabilities or similar liabilities when traded as assets.

•	Another valuation technique that is consistent with principles of the Topics, such as the income approach or a market approach.

(b)	When estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability.

(c)	Both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements.

The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial position and cash flows. With respect to the technical terms related to the fair value measurement in the above description, please refer to the Note 4 to the Consolidated Financial Statements on this Form 20-F.

Kyocera adopted ASC 715, “Compensation—Retirement Benefits” (former FSP No. 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”) in the year ended March 31, 2010. This accounting standard provides guidance on employers’ disclosures of a defined benefit pension or other postretirement plan. Specifically, employers are required to disclose information about fair value measurements of plan assets. As this accounting standard is a provision for disclosure, the adoption of this accounting standard had no impact on Kyocera’s consolidated results of operations, financial position and cash flows.

In January 2010, the FASB issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements.” This accounting standard provides amendments to ASC 820-10 that require new disclosures as follows:

(a)	Transfer in and out of Level 1 and 2. A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers.

(b)	Activity in Level 3 fair value measurements. In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuance, and settlements.

Kyocera adopted the new disclosures and clarifications of existing disclosures in the year ended March 31, 2010, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. As this accounting standard is a provision for disclosure, the adoption of this accounting standard had no impact on Kyocera’s consolidated results of operations, financial position and cash flows. With respect to the technical terms related to the fair value measurement in the above description, please refer to the Note 4 to the Consolidated Financial Statement on this Form 20-F.

Recently Issued Accounting Standards

In September 2009, the FASB issued ASU No. 2009-13, “Multiple-Deliverable Revenue Arrangements-a consensus of the FASB Emerging Issues Task Force” which addressed the accounting for multiple-deliverable arrangements to enable vender to account for products or services separately rather than as a combined unit. This accounting standard addresses how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. This accounting standard will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Kyocera is currently evaluating the impact that this accounting standard will have on Kyocera’s consolidated results of operations, financial position and cash flows.

In December 2009, the FASB issued ASU No. 2009-16, “Accounting for Transfers of Financial Assets.” This accounting standard codified former SFAS No. 166, “Accounting for Transfers of Financial Assets-an amendment of FASB Statement No. 140” issued in June 2009 in the ASC 860. This accounting standard removes the concept of a qualifying special purpose entity from former SFAS No. 140 and removes the exception from applying former FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, to qualifying special-purpose entities and establishes specific conditions for reporting a transfer of a portion of a financial asset as a sale. This accounting standard must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. The adoption of this accounting standard is expected to have no material impact on Kyocera’s consolidated results of operations, financial position and cash flows.

In December 2009, the FASB issued ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.” This accounting standard codified former SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” issued in June 2009 in the ASC 810. This accounting standard requires an enterprise to perform an analysis to identify the primary beneficiary of a variable interest entity and also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. This accounting standard shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The adoption of this accounting standard is expected to have no material impact on Kyocera’s consolidated results of operations, financial position and cash flows.

B. Liquidity and Capital Resources

Capital Resources

In fiscal 2010, although the deterioration of business environment was sluggish until the second quarter (July 1, 2009 to September 30, 2009), profitability of the Components Business and the Equipment Business improved significantly from the third quarter (October 1, 2009 to December 31, 2009). Kyocera’s net cash provided by operating activities in fiscal 2010 was ¥137,583 million, and cash and cash equivalents at March 31, 2010 were ¥313,126 million. Kyocera held liquid financial assets, additionally. Based on those facts, Kyocera does not expect to face financial difficulties in near future.

In the short term, Kyocera expects cash demands for working capital and funds for capital expenditures required for the expansion of operations, contribution to pension plans and payments of dividends to shareholders. Kyocera’s primary source of short-term liquidity is cash generated by operations. Certain subsidiaries also generate capital in the form of loans from financial institutions. At March 31, 2010, Kyocera’s short-term borrowings and long-term debt including current portion totaled ¥46,596 million. The ratio to total assets of 2.5% continues to reflect a low level of dependence. Most borrowings were denominated in the Euro and the yen, but certain borrowings were denominated in other foreign currencies. Details of these borrowings are described in “Tabular Disclosure of Contractual obligations,” which also includes the information regarding obligations for the acquisition or construction of property, plant and equipment.

Capital expenditures in fiscal 2010 decreased by ¥25,186 million, or 39.9%, to ¥37,869 million compared with ¥63,055 million in fiscal 2009. In fiscal 2010, Kyocera made capital expenditures in the solar energy business to expand production capacity, but Kyocera reduced capital expenditures in other reporting segments due to the weak business environment continuing from fiscal 2009. R&D expenses also decreased by ¥16,021 million, or 24.3%, to ¥49,911 million compared with ¥65,932 million in fiscal 2009. In fiscal 2010, R&D expenses decreased in all reporting segments due to limiting the categories of research and development activities. Nearly all capital and R&D expenditures were funded by using cash at hand.

During fiscal 2011, Kyocera expects total capital expenditures to be approximately ¥60,000 million and total R&D expenses to be approximately ¥60,000 million. Kyocera expects that total capital expenditures will increase compared with fiscal 2010 in all reporting segments for expanding production capacity and for increasing production efficiency. Kyocera expects that R&D expenses will also increase compared with fiscal 2010. R&D expenses in solar energy business and information equipment business, particularly, will increase to expand future sales. The proportion of R&D expenditures to net sales will be flat compared with fiscal 2010. Nearly all capital and R&D expenditures will be funded by using cash at hand. Kyocera believes that Kyocera needs to invest its resources continuously in the development of new business areas and improved technology in order to create new products, commercialize advanced technologies and thereby secure future earnings streams.

In fiscal 2010, Kyocera contributed ¥9,954 million to its benefit pension plans, and in fiscal 2011, Kyocera forecasts to contribute ¥10,141 million to its benefit pension plans. At March 31, 2010, Kyocera’s funded status of benefit pension plans ensured the sources of funds sufficient to cover the pension benefits paid to participants and beneficiaries, and large amounts of additional contributions are not considered to be necessary. Kyocera expects contributions to pension plan assets will be made by using cash at hand.

In fiscal 2010, Kyocera Corporation paid cash dividends totaling ¥22,023 million, at ¥120 per share. Kyocera Corporation received approval at the general meeting of shareholders held on June 25, 2010 for the payment of year-end dividends totaling ¥11,011 million, or ¥60 per share, on June 28, 2010 to all shareholders of record on March 31, 2010.

Treasury stock at March 31, 2010 increased by ¥56 million, or 0.1%, to ¥50,624 million, compared with ¥50,568 million at March 31, 2009. Kyocera Corporation acquires treasury stock to facilitate the implementation of flexible capital policies and to develop its business in a dynamic manner in response to changes in the operating environment.

As described in Note 2 to the Consolidated Financial Statements, Kyocera acquired several businesses and pertained shares. In fiscal 2010, these acquisition costs, net of cash acquired were ¥4,715 million, and nearly all acquisitions were funded by using cash at hand.

At March 31, 2010, Kyocera’s working capital totaled ¥745,143 million, an increase of ¥30,788 million, or 4.3%, compared with ¥714,355 million at March 31, 2009. Its working capital requirements, capital expenditures, debt repayments and other obligations were funded by using cash in hand.

Kyocera believes cash at hand will be sufficient to fund all cash requirements outlined above at least through fiscal 2011. Consequently, Kyocera does not currently intend to use any other external financing sources that might affect its credit agency ratings. If cash generated by operations are insufficient for funding purposes, Kyocera retains other financing options, including external sources, such as short-term or long-term borrowings, as well as financing directly in the capital markets through issuances of debt or equity securities. As evidenced by equity to assets ratio of 72.8% at March 31, 2010, Kyocera maintains a strong financial position, which leads Kyocera to believe that any capital requirements could be secured from external sources at a relatively low cost. Kyocera also maintains good business relationships with several major financial institutions.

Any future significant deterioration in market demand for Kyocera’s products, or a slump in product prices to levels substantially below those projected by Kyocera, could adversely affect Kyocera’s operating results and financial position, possibly resulting in reduced liquidity.

Cash flows

Fiscal 2010 compared with Fiscal 2009

The following table shows a summary of Kyocera’s cash flows for fiscal 2009 and fiscal 2010:

	Years ended March 31,		Increase (Decrease)
	2009	2010
	Amount	Amount	%
	(Yen in millions)
Cash flows from operating activities	¥97,794	¥137,583	40.7
Cash flows from investing activities	(201,444)	(49,318)	(75.5)
Cash flows from financing activities	(62,930)	(38,047)	(39.5)
Effect of exchange rate changes on cash and cash equivalents	(11,759)	(6,339)	(46.1)
Net increase (decrease) in cash and cash equivalents	(178,339)	43,879	—
Cash and cash equivalents at beginning of year	447,586	269,247	(39.8)
Cash and cash equivalents at end of year	269,247	313,126	16.3

Net cash provided by operating activities in fiscal 2010 increased by ¥39,789 million, or 40.7%, to ¥137,583 million from ¥97,794 million in fiscal 2009. This was due mainly to an increase in net income.

Net cash used in investing activities in fiscal 2010 decreased by ¥152,126 million, or 75.5%, to ¥49,318 million from ¥201,444 million in fiscal 2009. This was due mainly to an increase in withdrawals of certificate deposits and time deposits, and a decrease in payments for acquisitions of businesses.

Net cash used in financing activities in fiscal 2010 decreased by ¥24,883 million, or 39.5%, to ¥38,047 million from ¥62,930 million in fiscal 2009. This was due mainly to a significant decrease in payments for acquisition of treasury stock.

Due mainly to the yen’s appreciation against the Euro and the U.S. dollar between March 31, 2009 and March 31, 2010 resulted in decreases in the effect of exchange rate changes on cash and cash equivalents of ¥6,339 million.

At March 31, 2010, cash and cash equivalents totaled ¥313,126 million. This represented an increase of ¥43,879 million, or 16.3%, from ¥269,247 million at March 31, 2009. Most of Kyocera’s cash and cash equivalents were denominated in the yen, but certain cash and cash equivalents, mainly in overseas subsidiaries, were denominated in foreign currencies, such as the U.S. dollar.

Fiscal 2009 compared with Fiscal 2008

The following table shows a summary of Kyocera’s cash flows for fiscal 2008 and fiscal 2009:

	Years ended March 31,		Increase (Decrease)
	2008	2009
	Amount	Amount	%
	(Yen in millions)
Cash flows from operating activities	¥196,935	¥97,794	(50.3)
Cash flows from investing activities	16,058	(201,444)	—
Cash flows from financing activities	(29,235)	(62,930)	115.3
Effect of exchange rate changes on cash and cash equivalents	(18,380)	(11,759)	(36.0)
Net increase (decrease) in cash and cash equivalents	165,378	(178,339)	—
Cash and cash equivalents at beginning of year	282,208	447,586	58.6
Cash and cash equivalents at end of year	447,586	269,247	(39.8)

Net cash provided by operating activities in fiscal 2009 decreased by ¥99,141 million, or 50.3%, to ¥97,794 million from ¥196,935 million in fiscal 2008. This was due mainly to a decrease in net income.

Cash flow from investing activities turned from ¥16,058 million of cash inflows in fiscal 2008 to ¥201,444 million of cash outflows in fiscal 2009, which represented a decrease in cash inflow by ¥217,502 million compared with fiscal 2008.

This was due mainly to a decrease in withdrawal of certificate deposits and time deposits, and a decrease in proceeds from sales and maturities of available-for-sale securities.

Net cash used in financing activities in fiscal 2009 increased by ¥33,695 million, or 115.3%, to ¥62,930 million from ¥29,235 million in fiscal 2008.

This was due mainly to purchases of treasury stock from November 28, 2008 to December 22, 2008.

Due mainly to the yen’s appreciation against the Euro and the U.S. dollar between March 31, 2008 and March 31, 2009 resulted in decreases in the effect of exchange rate changes on cash and cash equivalents of ¥11,759 million.

At March 31, 2009, cash and cash equivalents totaled ¥269,247 million. This represented a decrease of ¥178,339 million, or 39.8%, from ¥447,586 million at March 31, 2008. Most of Kyocera’s cash and cash equivalents were denominated in the yen but certain cash and cash equivalents, mainly in overseas subsidiaries, were denominated in foreign currencies, such as the U.S. dollar.

Assets, Liabilities and Equity

Kyocera’s total assets at March 31, 2010 increased by ¥74,915 million, or 4.2% to ¥1,848,717 million, compared with ¥1,773,802 million at March 31, 2009.

Cash and cash equivalents increased by ¥43,879 million, or 16.3%, to ¥313,126 million. This was due mainly to the effect of net cash gained by operating activities and withdrawal of time deposits at Kyocera Corporation.

Trade receivables-Accounts increased by ¥32,149 million, or 20.3%, to ¥190,903 million, due mainly to increases in overall demand driven by recovery of economic conditions.

Inventories decreased by ¥22,280 million, or 11.2%, to ¥177,361 million, due mainly to the effect of inventories adjustment at Kyocera Mita and shipment acceleration in the solar energy business.

Advance payments increased by ¥22,437 million, or 75.1%, to ¥52,316 million, due to an increase of advance payments of the long-term purchase agreements for certain materials at Kyocera Corporation.

Other current assets decreased by ¥13,014 million, or 26.9%, to ¥35,370 million, due mainly to refunded income taxes at Kyocera Corporation.

Investments and advances to affiliates and unconsolidated subsidiaries decreased by ¥18,115 million, or 93.5%, to ¥1,261 million, due mainly to an impairment loss of an investment in WILLCOM, Inc.

Investments in debt and equity securities, long term increased by ¥44,579 million, or 13.7%, to ¥370,124 million, due mainly to increases in market values of the shares of KDDI Corporation and other equity securities at March 31, 2010 compared with March 31, 2009, and purchases of corporate bonds.

Total property, plant and equipment at cost, net of accumulated depreciation, decreased by ¥25,955 million, or 9.8%, to ¥240,099 million. Capital expenditure in fiscal 2010 was ¥37,869 million, and depreciation was ¥60,602 million.

Intangible assets decreased by ¥10,484 million, or 17.5%, to ¥49,593 million, due mainly to amortization and the completion of the allocation of fair value to the acquired assets and assumed liabilities of TA Triumph-Adler AG, a consolidated subsidiary of Kyocera Mita in fiscal 2010.

Other assets increased by ¥14,145 million, or 23.2%, to ¥75,049 million, due mainly to increased prepaid benefit cost resulted from recovery performance of benefit plan assets and a decrease in projected benefit obligation resulted from a change in discount rates applied to actuarial calculation.

Kyocera’s total liabilities at March 31, 2010 increased by ¥50,741 million, or 13.0%, to ¥441,455 million, compared with ¥390,714 million at March 31, 2009.

Notes and accounts payable-Trade increased by ¥27,171 million, or 43.4%, to ¥89,750 million compared with March 31, 2009, due mainly to an increase in purchases in line with an increase in sales.

Notes and accounts payable-Other increased by ¥20,327 million, or 46.8%, to ¥63,779 million due mainly to an increase in payables for acquisitions of certificate deposits at Kyocera Corporation.

Accrued income taxes increased by ¥8,172 million, or 110.0%, to ¥15,602 million due mainly to increases of income before income taxes.

Deferred taxes liabilities increased by ¥4,080 million, or 5.7%, to ¥75,619 million, due mainly to increases in market values of the shares of KDDI Corporation and other equity securities at March 31, 2010 compared with March 31, 2009.

Total equity at March 31, 2010 increased by ¥24,174 million, or 1.7%, to ¥1,407,262 million, compared with ¥1,383,088 million at March 31, 2009.

Retained earnings at March 31, 2010 increased by ¥18,072 million, or 1.6%, due to a net income for fiscal 2010 of ¥40,095 million offset by cash dividend payments of ¥22,023 million.

Accumulated other comprehensive income increased by ¥3,663 million, to a loss of ¥(51,010) million. Net unrealized gains on securities increased by ¥11,847 million, or 101.9%, due mainly to increases in market values of the shares of KDDI Corporation and other equity securities at March 31, 2010 compared with March 31, 2009. Foreign currency translation adjustments decreased by ¥9,247 million to a loss of ¥ (75,449) million, due mainly to the appreciation of the yen against the U.S. dollar.

The Kyocera Corporation shareholders’ equity ratio at March 31, 2010 was 72.8%, down 1.8 percentage points from 74.6% at March 31, 2009.

Noncontrolling interests in subsidiaries, principally AVX Corporation, increased by ¥2,602 million, or 4.4%, to ¥62,027 million, compared with ¥59,425 million at March 31, 2009, due mainly to strong performance at AVX Corporation and an acquisition of the common stock of Net it works, Inc. by Kyocera Communication Systems Co., Ltd.

C. Research and Development, Patents and Licenses, etc.

Kyocera continuously aims at expanding sales and boosting profitability to improve group performance over the medium and long terms. To achieve these objectives, Kyocera seeks to create new technologies, products and markets by integrating group-wide management resources in order to generate business that will become core to the group in the future. Particular efforts are made to create new businesses in high-growth-potential areas; namely, the markets for information and communications and for environment and energy.

(1) Fine Ceramic Parts Group

By making effective use of fine ceramic materials technology, processing technology and design technology, Kyocera is seeking to strengthen the development of fine ceramic components, especially of large size sapphire substrates for LEDs, the demand for which is expected to expand dramatically.

In the automotive market, efforts are being undertaken to develop products that meet the need for environment-responsiveness, energy-saving and safety. Specific endeavors include the development and production of heater core for glow plugs and piezoelectric-stacks that enable precision control for the fuel injection of green diesel engine cars and camera modules to enhance driving safety.

(2) Semiconductor Parts Group

Kyocera is advancing the development of new ceramic packages and organic packages for various usages in information and communication market, where demand is expected to expand. In the ceramic package business, efforts are being made to develop smaller, thinner and more highly sophisticated ceramic packages that meet advancements in mobile phone handsets. In the organic package business, Kyocera is developing new flip chip packages for next-generation high-performance semiconductors and system in a package (SiP) to realize even thinner packages with narrower pitches.

(3) Applied Ceramic Products Group

While striving to further increase the conversion efficiency and strengthen cost reduction of polycrystalline solar cells, Kyocera is developing a variety of next-generation solar cells.

(4) Electronic Device Group

Kyocera develops small, thin ceramic capacitors and various filters for mobile phone handsets and other devices in the wireless communications market. In the industrial machinery and information equipment markets, Kyocera is developing various sensors and actuators through piezoelectric ceramic technology.

In the thin film components, Kyocera is developing thermal printheads for barcode printers that incorporate “ecogeneration specifications” as part of a new environmental concept, as well as inkjet printheads capable of high speed full-color printing, and high-luminance, slim and lightweight TFT color liquid crystal displays.

(5) Telecommunications Equipment Group

By making effective use of component, device and software technologies within the group, Kyocera is promoting research and development towards introduction of high-value-added products for the mobile communications equipment market, in which functions are becoming increasingly advanced. Kyocera is also strengthening the development of equipment such as base stations and terminals for next generation telecommunication protocol such as Long Term Evolution (LTE) that enable stable, high-speed and high-data rate communication.

(6) Information Equipment Group

Kyocera is promoting the development of more color-based and solutions-oriented printers, multifunction peripherals and other information equipment based on the “ECOSYS” concept, which realizes longer engine life, reduced running costs and minimal waste. We are pursuing this goal through the incorporation of our amorphous silicon photoreceptor drum with high abrasion resistance. Apart from bolstering the lineup for both black-and-white and color ECOSYS printers and multifunction peripherals, Kyocera is advancing the development of document solutions products that can handle the integrated management of documents and digital information. Efforts are also being made to strengthen security functions.

(7) Others

Kyocera Communications Systems Co., Ltd. is conducting the development of technologies related to network infrastructure creation and of applied systems that are key to next-generation mobile telecommunications and the convergence of telecommunications and broadcasting from both Information and Communication Technologies (ICT) and engineering.

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

R&D expenses by reporting segment are as follows.

	Years ended March 31,			Increase (Decrease)
	2008	2009	2010
	Amount	Amount	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥3,655	¥3,346	¥2,594	(22.5)
Semiconductor Parts Group	3,498	3,227	3,126	(3.1)
Applied Ceramic Products Group	5,146	4,992	4,947	(0.9)
Electronic Device Group	11,641	12,690	8,444	(33.5)

Total Components Business	23,940	24,255	19,111	(21.2)
Telecommunications Equipment Group	12,396	15,864	8,853	(44.2)
Information Equipment Group	19,587	20,127	17,400	(13.5)

Total Equipment Business	31,983	35,991	26,253	(27.1)
Others	5,682	5,686	4,547	(20.0)

R&D expenses	¥61,605	¥65,932	¥49,911	(24.3)

% to net sales	4.8%	5.8%	4.6%

We have a variety of patents in Japan and other countries, and we hold licenses for the use of patents from others. Details are set forth in “Patents and Licenses” included in Item 4.B “Business Overview” in this annual report on Form 20-F.

D. Trend Information

We believe that the high-growth potential markets for information and communications, and environment and energy are important for us, and we endeavor to expand business in those markets.

In the market for information and communications, trend of the digital consumer equipment market has a great influence on our earnings. In this market in fiscal 2010, production activities showed signs of recovery, notably for mobile phone handsets and PCs, due to the end of inventory adjustments.

We expect that demand for the digital consumer equipment will continue to be solid in fiscal 2011 due to greater advance in the technology of information and communications in developed countries and penetration of mobile phone handsets in emerging countries. Demand for smart phones, high-end mobile phone handsets and LED TVs will expand, especially in developed countries. In emerging countries, demand for low-end mobile phone handsets will increase as well as PCs and digital cameras. Shipment volume of mobile phone handsets, PCs and digital cameras on a global basis will increase approximately 10% compared with fiscal 2010. We will expand production capacity of major components for these digital consumer equipment to meet growing demand.

On the other hand, the information equipment market such as printers and multifunction peripherals in fiscal 2010 did not show full-scale recovery due to continuing curtailment of information technology investment by government sector and corporate sector which are our main customers. It is expected that this curtailment will continue in fiscal 2011. In the information equipment market, equipment makers are required not only to develop equipment such as color or high-speed machines but to enhance solution services such as Managed Print Service (MPS) which contribute to reduce printing cost while improving operational efficiency. In addition, we will strengthen development of software in order to provide better solution services with customers. At the same time, we will cultivate markets in emerging countries where growing demand is expected.

In the market for environment and energy, solar energy business is currently our main business. Demand for solar energy market is highly driven by governmental subsidy systems in each country. We expect that our solar energy business will continue to expand, due to an expansion of governmental subsidy in other European countries and commencement of full-scale subsidy for solar energy in the United States, despite a reduction in Feed in Tariff and subsidy in Germany and Japan in 2010. We will increase production of solar cells and modules in line with growing demand on a global basis. However, we expect a decline in selling price, and we endeavor to reduce production cost, enhance conversion efficiency and improve productivity.

It is also expected that fuel cell systems which contribute to a reduction in greenhouse gas will grow in the future. We endeavor to develop SOFCs for households in order to commercialize as soon as possible.

E. Off-Balance Sheet Arrangements

Refer to Note 14 in The Consolidated Financial Statements included in this annual report on Form 20-F.

As a part of our ongoing business, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F. Tabular Disclosure of Contractual Obligations

The following table provides information about Kyocera’s contractual obligations and other commercial commitments that will affect Kyocera’s liquidity for the next several years, as of March 31, 2010. Kyocera anticipates that the funds required to fulfill these debt obligations and commitments will be cash at hand.

Contractual obligations	Less than 1 year	2-3 years	4-5 years	Thereafter	Total
	(Yen in millions)
Short-term borrowings	¥4,073	¥—	¥—	¥—	¥4,073
Interest payments for short-term borrowings*	61	—	—	—	61
Long-term debt (including due within one year)	13,456	20,243	7,794	1,030	42,523
Interest payments for long-term debt*	1,947	2,025	422	33	4,427
Supply agreement material used in operation	19,046	42,934	51,916	157,540	271,436
Operating leases	5,055	5,452	2,148	1,387	14,042
Obligations for the acquisition or construction of property, plant and equipment	9,652	234	—	—	9,886

Total contractual obligations	¥53,290	¥70,888	¥62,280	¥159,990	¥346,448

*	For Kyocera’s variable interest rate of borrowings and debt, Kyocera utilized the rates in effect as of March 31, 2010 when estimating schedule of interest payments.

In addition to contractual obligations shown in the above tables, Kyocera forecasts to contributing ¥10,141 million to its defined benefit pension plans in fiscal 2011, and Kyocera recorded liabilities of ¥8,352 million for gross unrecognized tax benefits in accordance with Financial Accounting Standard Board’s Accounting Standards Codification 740, “Income Taxes” at March 31, 2010, which are not included in the above table because it is unable to make reasonable estimates of the period of settlements. For detailed information, see Note 17 to the Consolidated Financial Statements in this annual report on Form 20-F.

Item 6.    Directors, Senior Management and Employees

A. Directors and Senior Management

Kyocera believes that its current management system enables faster decision-making across the board through the use of a top management system comprising the chairman, the president and the vice presidents. With this setup, the chairman takes on the position as the head of the board of directors, providing guidance to the president, while the president has total responsibility for daily business execution. It is also believed that more accurate management decisions can be made with this management system, as the chairman, the president and the vice presidents can provide diverse perspectives on critical issues.

The following table shows Kyocera’s Directors and Corporate Auditors as of June 25, 2010.

Name	Date of Birth	Position	Since	Term
Makoto Kawamura	August 13, 1949	Representative Director and Chairman	2005 (Chairman 2009)	*1
Tetsuo Kuba	February 2, 1954	Representative Director and President	2008 (President 2009)	*1
Tatsumi Maeda	January 1, 1953	Representative Director and Vice President	2008	*1
Hisao Hisaki	July 2, 1946	Representative Director and Vice President	1991	*1
Yasuyuki Yamamoto	April 2, 1951	Director	2009	*1
Goro Yamaguchi	January 21, 1956	Director	2009	*1
Shoichi Aoki	September 19, 1959	Director	2009	*1
Katsumi Komaguchi	March 5, 1951	Director	2009	*1
Yoshihiro Kano	April 5, 1953	Director	2009	*1
Tsutomu Yamori	September 25, 1949	Director	2010	*2
Yoshihito Ohta	June 26, 1954	Director	2010	*2
Rodney N. Lanthorne	February 5, 1945	Director	1989	*1
John S. Gilbertson	December 4, 1943	Director	1995	*1
Yoshihiko Nishikawa	September 11, 1945	Full-time Corporate Auditor	2005	*3
Kokichi Ishibitsu	December 25, 1943	Full-time Corporate Auditor	2008	*4
Osamu Nishieda	January 10, 1943	Corporate Auditor	1993	*4
Kazuo Yoshida	January 10, 1948	Corporate Auditor	2008	*4
Yoshinari Hara	April 3, 1943	Corporate Auditor	2009	*3

*1	The term of office of a Director is two years after his election at the close of the ordinary general meeting of shareholders held on June, 25 2009.
*2	The term of office of a Director is one year after his election at the close of the ordinary general meeting of shareholders held on June 25, 2010.
*3	The term of office of a Corporate Auditor is four years after his election at the close of the ordinary general meeting of shareholders held on June 25, 2009.
*4	The term of office of a Corporate Auditor is four years after his election at the close of the ordinary general meeting of shareholders held on June 26, 2008.

Makoto Kawamura has served as a Representative Director and Chairman of Kyocera Corporation since 2009. He became a Director in 2001 and retired in 2003. He rejoined as a Representative Director and President in 2005. He joined Kyocera Corporation in 1973 and has served as Representative Trustee of Japan Photovoltaic Energy Association, Representative Director and Chairman of Kyocera Mita Corporation, Representative Director and Chairman of Kyocera SLC Technologies Corporation, Representative Director and Chairman of Kyocera Realty Development, Representative Director and Chairman of Kyocera Kinseki Corporation and Representative Director and Chairman of Kyocera Optec Co., Ltd.

Tetsuo Kuba has served as a Representative Director and President of Kyocera Corporation since 2009. He became an Executive Officer in 2003, a Managing Executive Officer in 2005, a Senior Managing Executive Officer in 2007 and a Director in 2008. He joined Kyocera Corporation in 1982 and has served as the Chairman of the Board of Directors of Shanghai Kyocera Electronics Co., Ltd. and Chairman of the Board of Directors of Dongguan Shilong Kyocera Optics Co., Ltd.

Tatsumi Maeda has served as a Representative Director and Vice President of Kyocera Corporation since 2009. He became a Director in 2001 and retired in 2003. He became a Managing Executive officer in 2003, a Senior Managing Executive Officer in 2007 and rejoined as a Director in 2008. He joined Kyocera Corporation in 1975 and has served as the Chairman of the Board of Kyocera (Tianjin) Solar Energy Co., Ltd., Representative Director and Chairman of Kyocera Solar Corporation, Representative Director and Chairman and President in Kyocera Korea Co., Ltd., and the General Manager of Solar Energy Group and Corporate Electronic Components Group.

Hisao Hisaki has served as a Representative Director and Vice President of Kyocera Corporation since 2010. He became a Director in 1991. He became a Managing Executive Officer in 2003, retired in 2005, and rejoined as a Senior Managing Executive Officer in 2009. He joined Kyocera Corporation in 1969 and has served as Chairman of the Board of Directors of Kyocera Tianjin Sales and Trading Corporation, Chairman of the Board of Directors of Kyocera Management Consulting Service (Shanghai) Co., Ltd. and the General Manager of Corporate Development Group.

Yasuyuki Yamamoto has served as a Director of Kyocera Corporation since 2009. He became an Executive Officer in 2003 and a Senior Executive Officer in 2008. He joined Kyocera Corporation in 1976 and has served as a Managing Executive Officer and the General Manager of Corporate Communication Equipment Group.

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

Yoshihiro Kano has served as a Director of Kyocera Corporation since 2009. He became an Executive Officer in 2005. He joined Kyocera International, Inc. in 1980, transferred to Kyocera Corporation in 1991 and has served as a Managing Executive Officer and the Deputy General Manager of Corporate Development Group.

Tsutomu Yamori has served as a Director of Kyocera Corporation since 2010. He became a Director in 1997 and retired in 2003. He joined Kyocera Corporation in 1972 and has served as a Managing Executive Officer and the General Manager of Corporate General Affairs Human Resources Group.

Yoshihito Ohta has served as a Director of Kyocera Corporation since 2010. He became an Executive Officer in 2003 and a Senior Executive Officer in 2007. He joined Kyocera Corporation in 1978 and has served as a Managing Executive Officer, the General Manager of Corporate Office of the Chief Executives and the Deputy Trustee of Japan Airlines Corporation.

Rodney N. Lanthorne has served as a Director of Kyocera Corporation since 1989. He became a Director in 1989, a Managing Director in 1990 and a Senior Managing and Representative Director in 1999. He joined Kyocera International, Inc. in 1979 and has served as Director and Vice Chairman of Kyocera International, Inc.

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

The following table shows Kyocera’s Executive Officers as of June 25, 2010.

Name	Position
Tetsuo Kuba	Executive Officer and President
Tatsumi Maeda	Executive Officer and Vice President (General Manager of Corporate Solar Energy Group and Corporate Electronic Components Group)
Hisao Hisaki	Executive Officer and Vice President (General Manager of Corporate Development Group)
Yasuyuki Yamamoto	Managing Executive Officer (General Manager of Corporate Communication Equipment Group)
Goro Yamaguchi	Managing Executive Officer (General Manager of Corporate Semiconductor Components Group)
Shoichi Aoki	Managing Executive Officer (General Manager of Corporate Financial & Accounting Group)
Katsumi Komaguchi	Managing Executive Officer (Representative Director and President of Kyocera Mita Corporation)
Yoshihiro Kano	Managing Executive Officer (Deputy General Manager of Corporate Development Group)
Tsutomu Yamori	Managing Executive Officer (General Manager of Corporate General Affairs Human Resources Group)
Yoshihito Ohta	Managing Executive Officer (General Manager of Corporate Office of the Chief Executives)
Akiyoshi Okamoto	Managing Executive Officer (General Manager of Shanghai Kyocera Electronics Co., Ltd.)
Eiichi Toriyama	Managing Executive Officer (Director and President of Kyocera Communications, Inc.)
Osamu Nomoto	Senior Executive Officer (General Manager of Corporate Legal and Intellectual Property Group)
Keijiro Minami	Senior Executive Officer (General Manager of Corporate R&D Group for Components and Devices)
Takenori Ugari	Senior Executive Officer (Deputy General Manager of Corporate Communication Equipment Group)

Name	Position
Gen Takayasu	Senior Executive Officer (Deputy General Manager of Corporate Electronic Components Group)
Junzo Katsuki	Senior Executive Officer (Deputy General Manager of Corporate Communication Equipment Group)
Junichi Jinno	Executive Officer (General Manager of Corporate R&D Group for Equipment and Systems)
Masakazu Mitsuda	Executive Officer (General Manager of Corporate Business Systems Administration Group)
Toshimi Gejima	Executive Officer (General Manager of R&D Center Kagoshima, Corporate R&D Group for Components and Devices)
Michiaki Furuhashi	Executive Officer (Deputy General Manager of Corporate Office of the Chief Executives)
Mitsuru Imanaka	Executive Officer (Representative Director and President of Kyocera Fineceramics GmbH)
Yoichi Yamashita	Executive Officer (General Manager of Corporate Production Technology & Development Group)
John S. Rigby	Executive Officer (Director and President of Kyocera International, Inc.)
Robert E. Whisler	Executive Officer (Director and President of Kyocera America Inc.)
Masaki Kozu	Executive Officer (General Manager of Corporate Education Group)
Hitoshi Takao	Executive Officer (General Manager of Corporate Thin Film Components Group)
Yoshiharu Nakamura	Executive Officer (General Manager of Dongguan Shilong Kyocera Optec Co., Ltd.)
Kazumasa Umemura	Executive Officer (General Manager of International Division, Corporate Office of the Chief Executives)
Takafumi Matsuda	Executive Officer (General Manager of Jewelry & Application Products Division)
Masaaki Itoh	Executive Officer (Deputy General Manager of Corporate General Affairs Human Resources Group)
Tsuyoshi Egami	Executive Officer (Deputy General Manager of Corporate Mobile Communication Equipment Technical Division, Corporate Communication Equipment Group)
Kouji Mae	Executive Officer (Representative Director and President of Kyocera SLC Technologies Corporation)
Motoo Kobayashi	Executive Officer (Representative Director and President of Kyocera Communication Systems Co., Ltd.)
Nobuo Kitamura	Executive Officer (Deputy General Manager of Corporate Solar Energy Group)
Ken Ishii	Executive Officer (General Manager of Corporate Cutting Tool Group)

Name	Position
Takeshi Oda	Executive Officer (General Manager of Corporate Mobile Communication Equipment Technical Division, Corporate Communication Equipment Group)
Kazuyuki Nada	Executive Officer (Deputy General Manager of Corporate Semiconductor Components Group)
Yuji Goto	Executive Officer (General Manager of Kyocera (Tianjin) Sales & Trading Corporation)
Shigeaki Kinori	Executive Officer (General Manager of Corporate Fine Ceramics Group)
Masaki Iida	Executive Officer (General Manager of Corporate Purchasing Group)

B. Compensation

The aggregate amount of compensation, including bonuses, provided by Kyocera Corporation and its certain subsidiaries in fiscal 2010 to all Directors, Corporate Auditors and Executive Officers of Kyocera Corporation was ¥1,532 million.

Under our prior remuneration system for Directors and Corporate Auditors, which was revised as explained below, when a Director or Corporate Auditor retired, a proposal to pay a lump sum retirement allowance was submitted to the ordinary general meeting of shareholders for approval. After such approval, the amount to be paid to each Director was considered and determined by the Board of Directors, and the amount to be paid to each Corporate Auditor was also consulted with and determined by the Board of Corporate Auditors. When an Executive Officer retired, a lump sum payment of retirement allowance and the amount to be paid to each Executive Officer were considered and determined by the Board of Directors.

Annual provisions were made in the accounts of Kyocera Corporation for the cost of the retirement allowance for Directors, Corporate Auditors and Executive Officers in accordance with our internal provision. Our remuneration system for Directors and Corporate Auditors was revised following the approval of such revision by our shareholders at the general meeting of shareholders held on June 25, 2009. As revised, the above-mentioned retirement allowances were abolished.

The annual provisions and costs charged to income for such retirement allowance during April 1, 2009 to June 25, 2009 was ¥64 million.

Certain subsidiaries maintain retirement benefit plans for their executives who serve as Directors and Executive Officers of Kyocera Corporation and annual provisions and costs charged to income for such retirement allowance during fiscal 2010 was ¥28 million.

In Japan, the regulation regarding disclosure of compensation has been revised, and from fiscal 2010, disclosure of compensation is required on an individual basis if the compensation paid to each Director or Corporate Auditor by the company and its subsidiaries exceeds ¥100 million. In accordance to this, the person whose compensation is required to be disclosed individually at Kyocera and the detail of the compensation are as follows.

Name	:	John S. Gilbertson
Position	:	Director of Kyocera Corporation Director, President and Chief Executive Officer of AVX Corporation

Compensation provided at	Amounts of compensation by types
	Basic remuneration	Bonus	Stock option	Others	Total
	(Yen in millions)
Kyocera Corporation	¥10	¥2	—	—	¥114

AVX Corporation	¥66	¥5	¥20	¥11

Notes:

1. AVX Corporation is Kyocera’s consolidated subsidiary in the U.S. and the determination of compensation is made by AVX’s Compensation Committee pursuant to the U.S. regulations and based on its consideration for general level and customary of compensation in the U.S.

2. The compensation provided originally in the U.S. dollar at AVX Corporation was translated into the yen by ¥93 per $1.00 which was the average rate during fiscal 2010.

In addition to the above, the revision of the new regulation requires public companies to disclose details of compensation paid to Directors and Corporate Auditors by the parent company and the policy to determine such amount of compensation. With respect to these revised regulations which are effective from fiscal 2010 annual reports, Kyocera’s disclosure on compensation for Directors and Corporate Auditors is as follows.

The total amount of compensation paid to Director and Corporate Auditor, the amounts of compensation by types, and the number of Directors and Corporate Auditors

	Total amount of compensation	Amounts of compensation by types			Number of Directors and Corporate Auditors
		Basic remuneration	Bonus	Retirement allowance
	(Yen in millions)
Director	¥286	¥207	¥41	¥38	17

Full-time Corporate Auditor	42	41	—	1	2

Outside Corporate Auditor	18	18	—	—	4

Total	¥346	¥266	¥41	¥39	23

Notes:

1. Amount of remuneration to Directors does not include salaries for services as employees or Executive Officers for Directors who serve as such.

2. The numbers set forth in “Number of Directors and Corporate Auditors” in the table above include six Directors and one Outside Corporate Auditor, who retired in fiscal 2010.

Policy to determine the amount of compensation

Kyocera Corporation’s compensation paid to Directors consists of “Basic remuneration” and “Bonuses to Directors.”

1) Basic remuneration

Basic remuneration constitutes of remuneration to be paid in compensation for the exercise of responsibility by each Director, and the amount of basic remuneration is determined in accordance with each Director’s materiality of their role.

The individual amount paid to each Director is determined taking into consideration the level of payment at similar public manufacturing companies and the aggregate amount to be paid to all Directors shall be no more than ¥400 million annually.

2) Bonuses to Directors

The aggregate amount payable to all Directors shall not exceed 0.2% of net income attributable to shareholders of Kyocera Corporation for the relevant fiscal year, provided that such amount shall in no case exceed ¥300 million annually, and such aggregate amount shall be distributed among the Directors in accordance with their respective levels of contribution to the performance of the Company.

Kyocera Corporation’s compensation paid to Corporate Auditors consists of “Basic remuneration” only, which is not linked to the performance of Kyocera, in order to maintain the impartiality of audit. The aggregate amount payable to all Corporate Auditors shall be no more than ¥100 million annually.

C. Board Practices

For information regarding the terms of office of Directors and Corporate Auditors, see Item 6.A. “Directors and Senior Management” of this annual report on Form 20-F.

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

For information regarding the lump sum retirement allowance for Directors and Corporate Auditors, see Item 6.B. “Compensation” of this annual report on Form 20-F.

There is no arrangement or understanding between any Director or Corporate Auditor and any other person pursuant to which he was elected as a Director or a Corporate Auditor.

There is no family relationship between any Director or Corporate Auditor and any other Director or Corporate Auditor.

D. Employees

At March 31, 2010, Kyocera had 63,876 employees, of whom 2,821 worked in the Fine Ceramic Parts Group, 9,818 worked in the Semiconductor Parts Group, 6,783 worked in the Applied Ceramic Products Group, 19,381 worked in the Electronic Device Group, 5,058 worked in the Telecommunications Equipment Group, 13,166 worked in the Information Equipment Group, 5,220 worked for Others and 1,629 worked in Corporate.

Kyocera Corporation had 14,179 employees, and their average age and average service years were 39.2 and 15.4 respectively.

Most regular employees of Kyocera Corporation, other than management, are members of the Kyocera Union. Over 90% of Kyocera Corporation’s regular employees are members of this union. The Kyocera Union is only open to Kyocera Corporation employees, not to our Japanese or overseas subsidiaries. The employees at three of our subsidiaries in Japan are unionized. Employees at our Japanese subsidiaries are not otherwise unionized. Our employees in the United States are generally unionized, and employees at some of our subsidiaries in other countries are unionized as well. Employees of our overseas subsidiaries belong to industry-wide labor unions, as opposed to a company-specific union like the Kyocera Union. Our relationship with our employee union groups is generally good. However, no assurance can be given that, in response to changing economic conditions and our actions, labor unrest or strikes will not occur.

E. Share Ownership

Kyocera’s Directors, Corporate Auditors and Executive Officers as of June 25, 2010 owned 513,668 shares of Kyocera Corporation in total (492,044 shares of common stock of Kyocera Corporation and 21,624 ADRs of Kyocera Corporation), or 0.3% of the outstanding shares of Kyocera Corporation at March 31, 2010. The numbers of shares owned by each Directors, Corporate Auditors and Executive Officers are shown in the following table.

Name	Title	Number of Shares
Makoto Kawamura	Representative Director and Chairman	3,261
Tetsuo Kuba	Representative Director and President	2,861
Tatsumi Maeda	Representative Director and Vice President	1,756
Hisao Hisaki	Representative Director and Vice President	5,171
Yasuyuki Yamamoto	Director	1,019
Goro Yamaguchi	Director	7,368
Shoichi Aoki	Director	1,296
Katsumi Komaguchi	Director	2,080
Yoshihiro Kano	Director	757
Tsutomu Yamori	Director	3,230
Yoshihito Ohta	Director	3,678
Rodney N. Lanthorne	Director	3,668 (ADR)
John S. Gilbertson	Director	12,699 (ADR)
Yoshihiko Nishikawa	Full-time Corporate Auditor	2,270

Name	Title	Number of Shares
Kokichi Ishibitsu	Full-time Corporate Auditor	2,254
Osamu Nishieda	Corporate Auditor	406,081
Kazuo Yoshida	Corporate Auditor	84
Yoshinari Hara	Corporate Auditor	99
Akiyoshi Okamoto	Managing Executive Officer	5,420
Eiichi Toriyama	Managing Executive Officer	3,429
Osamu Nomoto	Senior Executive Officer	2,637
Keijiro Minami	Senior Executive Officer	1,178
Takenori Ugari	Senior Executive Officer	336
Gen Takayasu	Senior Executive Officer	1,286
Junzo Katsuki	Senior Executive Officer	1,356
Junichi Jinno	Executive Officer	—
Masakazu Mitsuda	Executive Officer	1,822
Toshimi Gejima	Executive Officer	1,538
Michiaki Furuhashi	Executive Officer	9,502
Mitsuru Imanaka	Executive Officer	1,100
Yoichi Yamashita	Executive Officer	278
John S. Rigby	Executive Officer	692 (ADR)
Robert E. Whisler	Executive Officer	4,565 (ADR)
Masaki Kozu	Executive Officer	2,029
Hitoshi Takao	Executive Officer	483
Yoshiharu Nakamura	Executive Officer	1,376
Kazumasa Umemura	Executive Officer	190
Takafumi Matsuda	Executive Officer	1,097
Masaaki Itoh	Executive Officer	397
Tsuyoshi Egami	Executive Officer	50
Kouji Mae	Executive Officer	5,200
Motoo Kobayashi	Executive Officer	1,996
Nobuo Kitamura	Executive Officer	227
Ken Ishii	Executive Officer	1,957
Takeshi Oda	Executive Officer	437
Kazuyuki Nada	Executive Officer	570
Yuji Goto	Executive Officer	1,960
Shigeaki Kinori	Executive Officer	715
Masaki Iida	Executive Officer	213

Item 7.    Major Shareholders and Related Party Transactions

A. Major Shareholders

As far as is known to us, Kyocera is not, directly or indirectly, owned or controlled by any other corporation or by the Japanese or any foreign government, and there is no arrangement which may at a subsequent date result in a change in control of Kyocera.

The following table shows the ten largest shareholders of record of Kyocera Corporation at March 31, 2010.

Name	Shares owned	Ownership
	(in thousands)	(%)
Japan Trustee Services Bank, Ltd. (Trust Account)	13,563	7.09
The Master Trust Bank of Japan, Ltd. (Trust Account)	11,633	6.08
Kyocera Corporation	7,788	4.07
The Bank of Kyoto, Ltd.	7,218	3.77
Kazuo Inamori	6,806	3.56
State Street Bank and Trust Company (Standing proxy: The Hong Kong and Shanghai Banking Corporation Limited)	6,783	3.55
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	5,076	2.65
The Inamori Foundation	4,680	2.45
KI Enterprise Co., Ltd.	3,550	1.86
JPMorgan Securities Japan Co., Ltd.	3,310	1.73

Total	70,408	36.80

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

In accordance with the Financial Instruments and Exchange Law of Japan mentioned above, on August 6, 2009, Dodge & Cox and its related partners sent a copy of such report to us, and informed us of the number of shares owned and the percentage of ownership as of July 31, 2009 as shown in the following table. However, they are not included in the above major shareholders because we do not identify them as a single holder on our shareholders record as of March 31, 2010. None of them have voting rights that are different from those of other shareholders.

Name	Shares owned	Ownership
	(in thousands)	(%)
Dodge & Cox	7,271	3.80

On June 21, 2010, Mitsubishi UFJ Financial Group, Inc. and its related partners sent a copy of such report to us, and informed us of the number of shares owned and the percentage of ownership as of June 14, 2010 as shown in the following table. However, they are not included in the above major shareholders because we do not identify them as a single holder on our shareholders record as of March 31, 2010. None of them have voting rights that are different from those of other shareholders.

Name	Shares owner	Ownership
	(in thousands)	(%)
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	5,076	2.65
Mitsubishi UFJ Trust and Banking Corporation	3,604	1.88
Mitsubishi UFJ Asset Management Co., Ltd	1,624	0.85
Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.	2,281	1.19

Total	12,585	6.58

According to Citibank N.A., depositary for Kyocera’s ADSs, as of March 31, 2010, 2,897,071 shares of Kyocera’s common stock were held in the form of ADSs and there were 757 ADS holders of record in the United States. According to Kyocera’s register of shareholders, as of March 31, 2010, there were 63,791 holders of Kyocera’s common stock of record worldwide. As of March 31, 2010, there were 156 record holders of Kyocera’s common stock with addresses in the United States, holding 25,198,406 shares of the outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.

B. Related Party Transactions

Significant Customer

In fiscal 2010, Kyocera’s sales to KDDI Corporation amounted to ¥115,538 million, or 10.8% of consolidated net sales.

KDDI Corporation provides telecommunication services, and Kyocera sells mainly telecommunication equipment to KDDI Corporation. Kyocera Corporation made an equity investment in KDDI Corporation when it was founded, and currently a director of Kyocera Corporation is a director of KDDI Corporation. At March 31, 2010, Kyocera Corporation’s equity interest in KDDI Corporation was 12.76%. Kyocera serves KDDI Corporation as an independent vendor in terms of price determination, remittance condition and product distribution. All of the agreements and ongoing contractual commitments between Kyocera and KDDI Corporation have been made on an arm’s-length basis. Kyocera expects that KDDI Corporation will remain a significant customer in the future.

Related Party Transaction

For information regarding related party transactions with WILLCOM, Inc., see note 7 to the Consolidated financial Statements in this annual report on Form 20-F.

C. Interests of Experts and Counsel

Not Applicable.

Item 8.    Financial Information

A. Consolidated Statements and Other Financial Information

Financial Statements

The information required by this item is set forth beginning on page F-3 of this annual report on Form 20-F.

Dividend Policy

Kyocera believes that the best way to increase corporate value and meet shareholders’ expectations is to improve future consolidated performance on an ongoing basis. Kyocera therefore has adopted a principal guideline that dividend amounts within a range based on net income attributable to shareholders of Kyocera Corporation on a consolidated basis, and has set its consolidated dividend policy to maintain a consolidated dividend ratio at a level of approximately 20% to 25% of consolidated net income. In addition, Kyocera determines dividend amounts based on an overall assessment, taking into account various factors including the amount of capital expenditures necessary for medium to long-term corporate growth.

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

Based on performance during fiscal 2010 and pursuant to the aforementioned policies, Kyocera distributed a year-end dividend in the amount of 60 yen per share for the year ended March 31, 2010. When aggregated with the interim dividend in the amount of 60 yen per share, the total annual dividend was 120 yen per share, the same amount as fiscal 2009.

We held a board of directors meeting for the interim dividend on October 30, 2009.

B. Significant Changes

Except as disclosed in this annual report on Form 20-F, there have been no significant changes since March 31, 2010.

Item 9.    The Offer and Listing

A. Offer and Listing Details

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

	Tokyo Stock Exchange		New York Stock Exchange
	Price per Share of Common Stock		Price per American Depositary Share*
Years ended March 31,	High	Low	High	Low
2006	¥10,830	¥7,090	$91.59	$62.58
2007	11,590	8,180	98.01	71.73
2008	13,390	7,760	110.01	73.09
2009	10,940	4,330	100.78	45.41
2010	9,210	6,320	99.99	64.91

Most Recent 6 months	High	Low	High	Low
December 2009	¥8,350	¥6,700	$90.65	$80.18
January 2010	8,610	7,810	93.83	86.91
February 2010	8,350	7,790	93.18	85.94
March 2010	9,210	7,860	99.99	88.31
April 2010	9,740	9,130	105.85	97.01
May 2010	9,200	7,650	100.98	85.00

*	The prices of American Depositary Shares are based upon reports by the New York Stock Exchange, with all fractional figures rounded up to the nearest two decimal points.

The following table shows the information about high and low sales prices for each quarterly period in fiscal 2009 and 2010 in respect of the shares of Common Stock of Kyocera Corporation on the Tokyo Stock Exchange, and the American Depositary Shares on the New York Stock Exchange.

For Voting Securities by Fiscal Quarter

		2009
		1st	2nd	3rd	4th
Common Stock:
Market price per share (A)	—High	¥10,940	¥10,080	¥8,090	¥7,360
	—Low	8,180	7,650	4,330	5,310
Cash dividends paid per share		60	—	60	—

American Depositary Share:
Market price per share (B)	—High	$100.78	$94.09	$76.16	$76.61
	—Low	82.23	72.86	45.41	52.98
Cash dividends paid per share (C)		0.56	—	0.64	—

		2010
		1st	2nd	3rd	4th
Common Stock:
Market price per share (A)	—High	¥8,170	¥8,500	¥8,350	¥9,210
	—Low	6,320	6,560	6,700	7,790
Cash dividends paid per share		60	—	60	—
American Depositary Share:
Market price per share (B)	—High	$82.03	$93.20	$91.08	$99.99
	—Low	64.91	71.39	77.70	85.94
Cash dividends paid per share (C)		0.62	—	0.66	—

(A)	Price on the Tokyo Stock Exchange
(B)	Price on the New York Stock Exchange
(C)	Translated into the U.S. dollars based on the exchange rates at each payment date

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

The registered holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights.

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

In Japan the “ex-dividend” date and the record date for dividends precede the date of determination of the amount of the dividend to be paid. The market price of shares generally goes ex-dividend on the second business day prior to the record date.

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

Voting rights

A holder of shares constituting one or more whole units (see “Unit share system” below) is entitled to one vote for each whole unit of shares. However, in general, neither Kyocera Corporation nor any corporate shareholder or certain other entity one-quarter or more of the total voting rights of which are directly or indirectly held by Kyocera Corporation, has voting rights in respect of the shares held by Kyocera Corporation or such entity.

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

Under the new clearing system, shares constituting less than one unit are transferable. However, because shares constituting less than one unit do not comprise a trading unit, except in limited circumstances, such shares may not be sold on the Japanese stock exchanges under the rules of the Japanese stock exchanges.

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

On June 25, 2010, the closing price of our shares of Common Stock on the Tokyo Stock Exchange was ¥7,540 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥5,000 and ¥10,000 per share, as well as the daily price limit if our per share price were to rise to between ¥10,000 and ¥20,000, or fall to between ¥3,000 and ¥5,000. Other daily price limits would apply if our per share price moved to other ranges.

Selected Daily Price Limits

Previous Day’s Closing Price or Special Quote	Maximum Daily Price Movement
Over ¥3,000 Less than ¥5,000	¥500
Over ¥5,000 Less than ¥10,000	¥1,000
Over ¥10,000 Less than ¥20,000	¥2,000

For a history of the trading price of our shares of Common Stock on the Tokyo Stock Exchange, see Item 9.A. “Offering and Listing Details” of this annual report on Form 20-F.

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

•

The Convention Between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”), establishes the maximum rate of Japanese withholding tax which may be imposed on dividends paid to a United States resident or corporation (within the meaning of the Treaty) not having a “permanent establishment” in Japan. A “permanent establishment” in Japan is generally a fixed place of business for industrial or commercial activity in Japan. Under the Treaty, the maximum withholding rate for most qualified portfolio shareholders is limited to 10% of the gross amount of the dividends and 5% of the gross amount of the dividends if the beneficial owner is a qualified company that owns, directly or indirectly, on the date on which entitlement to the dividend is determined, at least 10% (but not more than 50%) of the voting stock of the issuing company. The Treaty provides that no Japanese tax will be imposed on dividends paid to a qualified pension fund that is a United States resident, if such dividends are not derived from the carrying on of a business, directly or indirectly, by such pension fund.

For purposes of the Treaty and Japanese tax law, U.S. holders of ADRs will be treated as the owners of the shares underlying the ADSs evidenced by the ADRs.

Japan has income tax treaties, conventions or agreements, which generally provide that the rate of withholding tax may not exceed 15% for portfolio investors, with, among others, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden and Switzerland. Japan’s income tax treaties with Australia, France and the United Kingdom have been amended to generally reduce the maximum withholding tax rate to 10%. In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Kyocera Corporation to non-residents or non-Japanese corporations is 20%. However, with respect to dividends paid by Kyocera Corporation to any corporate or individual shareholders who are non-residents of Japan or non-Japanese corporations, except for any individual shareholder who holds 5% or more of the outstanding total of the shares issued by Kyocera Corporation, the said 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before December 31, 2011 and (ii) 15% for dividends due and payable on or after January 1, 2012. Under Japanese tax law, whichever is the lower of the maximum rate provided in the relevant tax treaty, convention or agreement and the Japanese statutory rate will be applicable.

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

United States Taxation

The following discusses the material United States federal income tax consequences of the ownership of shares or ADSs. It only applies to U.S. holders (as defined below) of shares or ADSs who hold their shares or ADSs as capital assets for tax purposes. This section does not address special classes of holders, some of whom may be subject to special rules including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	certain insurance companies,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of our voting stock,

•	a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction, or

•	a person whose functional currency is not the U.S dollar.

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

If a partnership holds the shares or ADSs, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the shares or ADSs should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the shares or ADSs.

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

The amount of the dividend distribution that the investor must include in its income as a U.S. holder will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend distribution is includible in the investor’s income, regardless of whether the payment is in fact converted into the U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the investor includes the dividend payment in income to the date it converts the payment into the U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if the investor is a U.S. holder and the investor sells or otherwise disposes of its shares or ADSs, the investor will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that the investor realizes and its tax basis, determined in the U.S. dollars, in its shares or ADSs. Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the holder has a holding period greater than one year. Additionally, gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

Foreign Currency Exchange Risk

Kyocera enters into foreign currency forward contracts and currency swap contracts to hedge certain existing assets and liabilities denominated in foreign currencies, principally the U.S. dollar and the Euro. All such contracts currently in effect will generally mature within four months. The following tables provide information about Kyocera’s major foreign currency forward contracts and currency swap contracts existing at March 31, 2010, which include hedge accounting setting forth the contract amounts, fair value, weighted average exchange rates and currency swap contracts. The contract amounts are generally used to calculate the contractual payments to be exchanged under the contracts.

	(Pay/Receive) (Except average contractual rates)
Forward exchange contracts to sell foreign currencies	Euro/Yen	US$/Yen	Euro/US$
	(Yen in millions)
Contract amounts	¥46,055	¥27,897	¥4,221
Fair value	771	(734)	34
Weighted average contractual rates	0.008	0.011	0.735

	(Receive/Pay) (Except average contractual rates)
Forward exchange contracts to purchase foreign currencies	Yen/ US$	CZK/US$	US$/Yen
	(Yen in millions)
Contract amounts	¥7,313	¥6,436	¥4,166
Fair value	(124)	(12)	26
Weighted average contractual rates	90.908	18.801	0.011

Note: “CZK” means the lawful currency of the Czech Republic.

	(S$ Receive/THB Pay)
	Expected maturity date						Total	Fair value
Currency swaps	2011	2012	2013	2014	2015	Thereafter
				(Yen in millions)
Contract amounts	¥50	49	47	46	44	43	¥279	¥(9)
Swap rates	0.039	0.040	0.041	0.041	0.042	0.043	—	—

Note: “S$” means the lawful currency of the Republic of Singapore and “THB” means the lawful currency of the Kingdom of Thailand.

Interest Rate Risk

Kyocera may enter into interest rate swaps and other contracts to reduce market risk exposure to changes in interest rates. The tables below provide information about Kyocera’s financial instruments that are sensitive to changes in interest rates.

Long-term debt (including due within one year)	Average pay rate	Expected maturity date						Total	Fair value
		2011	2012	2013	2014	2015	Thereafter
	(Yen in millions)
Loans from banks and others	5.45%	¥13,456	10,263	9,980	5,240	2,554	1,030	¥42,523	¥42,710

Interest rate swaps
Notional principal amounts	Average receive rate	Average pay rate	Expected maturity date						Total	Fair value
			2011	2012	2013	2014	2015	Thereafter
(Variable to Fixed)			(Yen in millions)
¥625	0.85%	4.42%	¥—	—	625	—	—	—	¥625	¥(44)

Interest rate caps
Contract amounts	Premium paid	Average pay rate	Expected maturity date						Total	Fair value
			2011	2012	2013	2014	2015	Thereafter
			(Yen in millions)
¥3,125	¥15	0.85%	¥3,125	—	—	—	—	—	¥3,125	¥—

Equity Price Risk

Kyocera has marketable equity and debt securities that are classified as available-for-sale and are carried in the consolidated balance sheets at fair value. Changes in fair value are recognized as other comprehensive income, net of taxes, as a separate component of shareholders’ equity. Gross unrealized gains on marketable equity securities, which were ¥40,792 million, included ¥28,140 million derived from unrealized gain of KDDI Corporation held by Kyocera. Detailed information appears in Note 3 to the Consolidated Financial Statements included in this annual report on Form 20-F. Kyocera evaluates whether declines in fair value of debt and equity securities are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost and the anticipated recoverability of fair value in the future. Other-than-temporary loss on debt and equity securities with readily determinable fair values for the years ended March 31, 2009 and 2010 amounted to ¥6,875 million and ¥191 million, respectively. At March 31, 2010, Kyocera held the following available-for-sale marketable equity and debt securities.

	March 31, 2010
	Cost	Fair Value
	(Yen in millions)
Due within 1 year	¥1,925	¥1,824
Due after 1 year to 5 years	15,531	15,092
Due after 5 years	2,466	2,302
Equity securities	273,840	314,463

	¥293,762	¥333,681

Item 12.    Description of Securities Other than Equity Securities

A. Debt Securities

Not Applicable.

B. Warrants and Rights

Not Applicable.

C. Other Securities

Not Applicable.

D. American Depositary Shares

Fee Schedule

Kyocera’s American Depositary Receipts (ADR) program is administered by Citibank, N.A., as depositary. The holder of an ADR has to pay the following fees and charges related to services in connection with the ownership of the ADR to the depositary bank.

Service	Rate	By Whom Paid

(1) Issuance of ADSs upon deposit of Stock (excluding issuances contemplated by paragraphs (3)(b) and (5) below).	Up to $5.00 per 100 ADSs (or fraction thereof) issued.	Party for whom deposits are made or party receiving ADSs.

(2) Delivery of Deposited Securities, property and cash against surrender of ADSs.	Up to $5.00 per 100 ADSs (or fraction thereof) surrendered.	Party surrendering ADSs or making withdrawal.

(3) Distribution of (a) cash dividend or (b) ADSs pursuant to Stock Splits (as defined in the Deposit Agreement).	No fee.	Not applicable.

(4) Distribution of cash proceeds (i.e. upon sale of rights and other entitlements).	Up to $2.00 per 100 ADSs held.	Party to whom distribution is made.

(5) Distribution of ADSs pursuant to exercise of rights.	Up to $5.00 per 100 ADSs issued.	Party to whom distribution is made.

Charges

Holders and Beneficial Owners shall be responsible for the following charges:

(i)	taxes (including applicable interest and penalties) and other governmental charges;

(ii)	such registration fees as may from time to time be in effect for the registration of shares of Stock or other Deposited Securities on the share register and applicable to transfers of shares of Stock or other Deposited Securities to or from the name of the Custodian, the Depositary or any nominees upon the making of deposits and withdrawals, respectively;

(iii)	such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the Deposit Agreement to be at the expense of the person depositing shares of Stock or Holders and Beneficial Owners of ADSs;

(iv)	the expenses and charges incurred by the Depositary in the conversion of foreign currency;

(v)	such fees and expenses as are incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to shares of Stock, Deposited Securities, ADSs and ADRs; and

(vi)	the fees and expenses incurred by the Depositary in connection with the delivery of Deposited Securities

Reimbursement fees and payments

There are no fees or other direct and indirect payments received from the Depositary to Kyocera Corporation.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.    Material Modification to the Rights of Security Holders and Use of Proceeds

None.

Item 15.    Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Kyocera’s management, with the participation of its principal executive and principal financial officers, evaluated the effectiveness of Kyocera’s disclosure controls and procedures (as defined in Rules 13a-15(e) under the U.S. Securities Exchange Act of 1934) as of March 31, 2010. Based on that evaluation, Kyocera’s principal executive and principal financial officers concluded that the disclosure controls and procedures were effective as of that date.

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

Kyocera’s management, with the participation of its principal executive and principal financial officers, evaluated the effectiveness of Kyocera’s internal control over financial reporting using the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, Kyocera’s management concluded that Kyocera’s internal control over financial reporting was effective as of March 31, 2010. Kyocera’s independent registered public accounting firm, Kyoto Audit Corporation , has audited the effectiveness of Kyocera’s internal control over financial reporting as of March 31, 2010, as stated in their report which appears on page F-1 of this annual report on Form 20-F.

Evaluation of Changes in Internal Control over Financial Reporting

Kyocera’s management, with the participation of its principal executive and principal financial officers, also carried out an evaluation of changes in our internal control over financial reporting during the year ended March 31, 2010. Based on that evaluation, there was no change in Kyocera’s internal control over financial reporting that occurred during the year ended March 31, 2010 that materially affected, or is reasonably likely to materially affect, Kyocera’s internal control over financial reporting.

Item 16.    [Reserved]

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

Item 16C.    Principal Accountant Fees and Services

Principal Independent Registered Public Accounting Firm Fees

Kyoto Audit Corporation served as our independent registered public accounting firm for fiscal 2009 and fiscal 2010 and audited our Consolidated Financial Statements included in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Kyoto Audit Corporation, a cooperating firm of PricewaterhouseCoopers, and member firms of PricewaterhouseCoopers to Kyocera in fiscal 2009 and fiscal 2010.

	Years ended March 31,
	2009	2010
	(Yen in millions)
Audit Fees(1)	¥1,460	¥1,371
Audit-related Fees(2)	93	4
Tax Fees(3)	306	248
All Other Fees(4)	9	152

Total	¥1,868	¥1,775

(1)	Amounts represent fees for the annual audit of Kyocera for fiscal 2009 and fiscal 2010, reviews of Kyocera’s financial statements for interim periods, other regulatory filings in fiscal 2009 and fiscal 2010 and the statutory audit of internal control over financial reporting for fiscal 2009 and fiscal 2010.
(2)	Amounts primarily represent fees for other procedures related to documents filed with the SEC and consultations concerning financial accounting and reporting standards in fiscal 2009. Amounts for fiscal 2009 also included due diligence services concerning business combinations.
(3)	Amounts represent fees for tax services which are mainly international tax compliance performed by the tax department of the independent registered public accounting firm other than financial audit in fiscal 2009 and fiscal 2010.
(4)	All other fees for fiscal 2010 primarily included fees for advisory services of sales force and repair parts service project.

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

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth certain information with respect to purchases of our own shares by us and our affiliated purchasers.

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
April 1 to April 30, 2009	494	6,886.35	—	—
May 1 to May 31, 2009	774	7,504.32	—	—
June 1 to June 30, 2009	591	7,381.74	—	—
July 1 to July 31, 2009	438	7,014.74	—	—
August 1 to August 31, 2009	679	7,620.05	—	—
September 1 to September 30, 2009	484	7,740.20	—	—
October 1 to October 31, 2009	473	7,921.52	—	—
November 1 to November 30, 2009	281	7,569.03	—	—
December 1 to December 31, 2009	740	7,932.51	—	—
January 1 to January 31, 2010	925	8,313.03	—	—
February 1 to February 28, 2010	782	8,020.30	—	—
March 1 to March 31, 2010	882	8,381.70	—	—

Total	7,543	7,777.21	—	—

Note: Under the Corporation Act, a holder of shares constituting less than one full unit may request Kyocera to purchase such shares at their market value. (See Memorandum and Articles of Association—Capital stock —”Unit share system,” in “Item 10. Additional Information.”) All purchases described in the above table were made pursuant to such requests by shareholders.

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

For large Japanese companies, including Kyocera Corporation, which employ a corporate governance system based on a board of corporate auditors (the “board of corporate auditors system”), the Corporation Act of Japan (the Corporation Act) has no independence requirement with respect to directors. The task of overseeing management and independent auditors is assigned to the corporate auditors, who are separate from Kyocera Corporation’s management. All corporate auditors must meet certain independence requirements under the Corporation Act.

For large Japanese companies with a board of corporate auditors, including Kyocera Corporation, at least half of the members of such board must be “outside” corporate auditors. Such “outside” corporate auditors must meet additional independence requirements under the Corporation Act. An “outside” corporate auditor means a corporate auditor who has not served as a director, manager or other employee of Kyocera Corporation or any of its subsidiaries previously.

As of March 31, 2010, Kyocera Corporation had five corporate auditors, of whom three were “outside” corporate auditors.

In addition to the independence requirements under the Corporation Act described above, the rules of the Japanese stock exchanges require that, with effect from the day following the date of the annual shareholders meeting for the fiscal year ended on March 31, 2010, at least one of Kyocera Corporation’s outside directors or outside corporate auditors must meet certain additional independence criteria.

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Kyocera Corporation

2. An NYSE-listed U.S. company must have an audit committee composed entirely of independent directors, and the audit committee must have at least three members.

Kyocera Corporation employs the board of corporate auditors system as described above. Under this system, the board of corporate auditors is a legally separate and independent body from the board of directors. The main function of the board of corporate auditors is similar to that of independent directors, including those who are members of the audit committee of a U.S. company: to monitor the performance of the directors, and review and express opinions on the method of auditing by Kyocera Corporation’s independent auditors and on such independent auditors’ audit reports, for the protection of Kyocera Corporation’s shareholders.

Kyocera Corporation and other large Japanese companies which employ the board of corporate auditors system are required to have at least three corporate auditors. As of March 31, 2010, Kyocera Corporation had five corporate auditors. Each corporate auditor serves a four-year term of office. In contrast, the term of office of each director of Kyocera Corporation is two years.

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

PART III

Item 17.    Financial Statements

In lieu of responding to this item, we have responded to Item 18. of this annual report on Form 20-F.

Item 18.    Financial Statements

The information required by this item is set forth beginning on page F-1 of this annual report on Form 20-F.

Description		Page

(1)	Report of Independent Registered Public Accounting Firm related to the Consolidated Financial Statements listed below	F-1

(2)	Consolidated Balance Sheets at March 31, 2009 and 2010	F-2 & F-3

(3)	Consolidated Statements of Income for the years ended March 31, 2008, 2009 and 2010	F-4

(4)	Consolidated Statements of Equity for the years ended March 31, 2008, 2009 and 2010	F-5 & F-6

(5)	Consolidated Statements of Cash Flows for the years ended March 31, 2008, 2009 and 2010	F-7

(6)	Notes to the Consolidated Financial Statements	F-8 to F-64

Item 19.    Exhibits

Exhibit Number	Description
1.1	Articles of Incorporation (English translation)

1.2	Share Handling Regulations of the Registrant (English translation)

1.3	Regulations of the Board of Directors of the Registrant (English translation)

1.4	Regulations of the Board of Corporate Auditors of the Registrant (English translation)

2.1	Amended and Restated Deposit Agreement, dated as of June 29, 1998 among Kyocera Corporation, Citibank N.A. as Depositary and all owners and holders from time to time of American Depositary Receipts, as amended by Amendment No.1 thereto, dated as of January 5, 1999 (incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 24, 2001), as further amended by Amendment No.2 thereto, dated as of December 21, 2007, including the form of American Depositary Receipt (incorporated by reference to Post-effective Amendment No.2 to the Registrant’s Registration Statement on Form F-6 field on December 4, 2007 (file no. 333 - 07222))

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of the Registrant’s annual report on Form 20-F)

11.1	Code of Ethics (incorporated by reference to the Registrant’s annual report on Form 20-F filed on July 5, 2007)

12.1	Certification of the principal executive officer of the Registrant required by Rule 13a-14(a)

12.2	Certification of the principal financial officer of the Registrant required by Rule 13a-14(a)

13.1	Certification of the principal executive officer of the Registrant required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of the principal financial officer of the Registrant required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Consent of Kyoto Audit Corporation with respect to its report on the audit of the financial statements included in the Registrant’s annual report on Form 20-F

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Kyocera Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, equity and cash flows present fairly, in all material respects, the financial position of Kyocera Corporation and its subsidiaries (the “Company”) at March 31, 2009 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Note 1 to the consolidated financial statements, Kyocera Corporation retrospectively adopted the FASB ASC 810, “Consolidation” on April 1,2009 and prepared the consolidated financial statements based upon this accounting standard.

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

/s/ Kyoto Audit Corporation

Kyoto, Japan
June 28, 2010

Consolidated Balance Sheets

Kyocera Corporation and Consolidated Subsidiaries

March 31, 2009 and 2010

ASSETS	2009	2010
	(Yen in millions and shares in thousands)
Current assets:
Cash and cash equivalents (Note 4)	¥269,247	¥313,126
Investments in debt securities, current (Notes 3 and 4)	10,093	11,644
Other short-term investments (Notes 3 and 4)	192,050	200,413
Trade receivables (Notes 4 and 7):
Notes	13,750	16,421
Accounts	158,754	190,903

	172,504	207,324
Less allowances for doubtful accounts and sales returns (Note 6)	(4,669)	(3,971)

	167,835	203,353
Inventories (Note 5)	199,641	177,361
Advance payments	29,879	52,316
Deferred income taxes (Note 17)	35,187	40,872
Other current assets (Notes 4, 8 and 13)	48,384	35,370

Total current assets	952,316	1,034,455

Investments and advances:
Investments in and advances to affiliates and unconsolidated subsidiaries (Note 7)	19,376	1,261
Investments in debt and equity securities, long term (Notes 3 and 4)	325,545	370,124
Other long-term investments (Notes 3 and 4)	26,304	10,534

	371,225	381,919
Property, plant and equipment, at cost (Notes 10 and 16):
Land	57,077	56,870
Buildings	288,460	290,516
Machinery and equipment	707,399	689,608
Construction in progress	6,397	8,842

	1,059,333	1,045,836
Less accumulated depreciation	(793,279)	(805,737)

	266,054	240,099
Goodwill (Notes 2 and 9)	63,226	67,602
Intangible assets (Notes 2, 9 and 10)	60,077	49,593
Other assets (Notes 8 and 17)	60,904	75,049

	¥1,773,802	¥1,848,717

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

March 31, 2009 and 2010

LIABILITIES AND EQUITY	2009	2010
	(Yen in millions and shares in thousands)
Current liabilities:
Short-term borrowings (Notes 4 and 10)	¥11,000	¥4,073
Current portion of long-term debt (Notes 4 and 10)	13,865	13,456
Notes and accounts payable: (Note 4)
Trade	62,579	89,750
Other	43,452	63,779
Accrued liabilities:
Payroll and bonus	41,756	47,131
Income taxes	7,430	15,602
Other	26,967	26,800
Other current liabilities (Notes 4, 13 and 17)	30,912	28,721

Total current liabilities	237,961	289,312

Long-term debt (Notes 4 and 10)	28,538	29,067
Accrued pension and severance liabilities (Note 11)	34,567	31,828
Deferred income taxes (Note 17)	71,539	75,619
Other non-current liabilities (Note 17)	18,109	15,629

Total liabilities	390,714	441,455

Commitments and contingencies (Note 14)

Kyocera Corporation shareholders’ equity (Note 15):
Common stock:
Authorized 600,000 shares
Issued 191,309 shares	115,703	115,703
Additional paid-in capital	163,151	163,044
Retained earnings	1,150,050	1,168,122
Accumulated other comprehensive income	(54,673)	(51,010)
Common stock in treasury, at cost:
7,781 shares at March 31, 2009 and 7,788 shares at March 31, 2010	(50,568)	(50,624)

Total Kyocera Corporation shareholders’ equity	1,323,663	1,345,235

Noncontrolling interests	59,425	62,027

Total equity	1,383,088	1,407,262

	¥1,773,802	¥1,848,717

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2010

	2008	2009	2010
	(Yen in millions and shares in thousands, except per share amounts)
Net sales (Notes 7 and 13)	¥1,290,436	¥1,128,586	¥1,073,805
Cost of sales (Note 13)	883,763	836,638	787,970

Gross profit	406,673	291,948	285,835

Selling, general and administrative expenses (Notes 4, 7, 16 and 18)	254,253	248,529	221,975

Profit from operations	152,420	43,419	63,860
Other income (expenses):
Interest and dividend income	18,444	15,441	13,202
Interest expense (Note 13)	(1,480)	(1,206)	(2,926)
Foreign currency transaction (losses) gains, net (Note 13)	(956)	(91)	2,830
Equity in earnings (losses) of affiliates and unconsolidated subsidiaries (Notes 4, 7 and 13)	6,091	6,460	(18,297)
Losses on sales of securities, net (Note 3)	(622)	(2,840)	(93)
Losses on impairment of securities (Notes 3 and 4)	(248)	(7,141)	(217)
Other, net (Note 4)	1,193	1,940	2,439

	22,422	12,563	(3,062)

Income before income taxes	174,842	55,982	60,798

Income taxes (Note 17):
Current	61,662	18,927	24,445
Deferred	(1,427)	3,852	(9,080)

	60,235	22,779	15,365

Net income	114,607	33,203	45,433
Net income attributable to noncontrolling interests	(7,363)	(3,697)	(5,338)

Net income attributable to shareholders of Kyocera Corporation	¥107,244	¥29,506	¥40,095

Earnings per share (Note 20):
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥566.58	¥157.27	¥218.47
Diluted	565.80	157.23	218.47
Cash dividends declared per share:
Per share of common stock	120.00	120.00	120.00
Average number of shares of common stock outstanding:
Basic	189,283	187,618	183,525
Diluted	189,544	187,661	183,525

The accompanying notes are an integral part of these statements.

Consolidated Statements of Equity

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Kyocera Corporation Shareholders’ Equity	Noncontrolling Interests	Equity
			(Note 15)	(Note 15)
	(Yen in millions and shares in thousands)
Balance, March 31, 2007 (188,649)	¥115,703	¥162,363	¥1,055,293	¥203,056	¥(21,855)	¥1,514,560	¥66,923	¥1,581,483
Cumulative effect of applying ASC 740 to opening balance (Note 17)			3,968			3,968	38	4,006
Comprehensive income:
Net income for the year			107,244			107,244	7,363	114,607
Change in foreign currency translation adjustments—net of taxes				(36,698)		(36,698)	(7,391)	(44,089)
Change in pension adjustments—net of taxes (Note 11)				(2,554)		(2,554)	373	(2,181)
Change in unrealized losses on securities—net of taxes (Note 3)				(119,871)		(119,871)	(50)	(119,921)
Change in unrealized gains on derivative financial instruments—net of taxes (Note 13)				133		133	54	187

Total comprehensive income (loss) for the year						(51,746)	349	(51,397)

Cash dividends paid to Kyocera Corporation’s shareholders			(22,684)			(22,684)		(22,684)
Cash dividends paid to noncontrolling interests							(1,915)	(1,915)
Purchase of treasury stock (18)					(211)	(211)		(211)
Reissuance of treasury stock (823)		254			6,777	7,031		7,031
Stock option plan of subsidiaries		247				247	91	338
Other							(484)	(484)

Balance, March 31, 2008 (189,454)	115,703	162,864	1,143,821	44,066	(15,289)	1,451,165	65,002	1,516,167
Application of ASC 715 to opening balance (Note 11)			(522)	(418)		(940)	(26)	(966)
Comprehensive income:
Net income for the year			29,506			29,506	3,697	33,203
Change in foreign currency translation adjustments—net of taxes				(32,408)		(32,408)	(6,865)	(39,273)
Change in pension adjustments—net of taxes (Note 11)				(12,394)		(12,394)	(53)	(12,447)
Change in unrealized losses on securities—net of taxes (Note 3)				(53,178)		(53,178)	(80)	(53,258)
Change in unrealized losses on derivative financial instruments—net of taxes (Note 13)				(341)		(341)	(113)	(454)

Total comprehensive loss for the year						(68,815)	(3,414)	(72,229)

Cash dividends paid to Kyocera Corporation’s stockholders			(22,755)			(22,755)		(22,755)
Cash dividends paid to noncontrolling interests							(1,517)	(1,517)
Purchase of treasury stock (6,283)					(38,219)	(38,219)		(38,219)
Reissuance of treasury stock (357)		106			2,940	3,046		3,046
Stock option plan of subsidiaries		181				181	72	253
Other							(692)	(692)

Consolidated Statements of Equity—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Kyocera Corporation Shareholders’ Equity	Noncontrolling Interests	Equity
			(Note 15)	(Note 15)
	(Yen in millions and shares in thousands)
Balance, March 31, 2009 (183,528)	115,703	163,151	1,150,050	(54,673)	(50,568)	1,323,663	59,425	1,383,088
Comprehensive income:
Net income for the year			40,095			40,095	5,338	45,433
Change in foreign currency translation adjustments—net of taxes				(9,287)		(9,287)	(1,954)	(11,241)
Change in pension adjustments—net of taxes (Note 11)				1,003		1,003	(97)	906
Change in net unrealized gains on securities—net of taxes (Note 3)				11,847		11,847	112	11,959
Change in net unrealized gains on derivative financial instruments—net of taxes (Note 13)				63		63	11	74

Total comprehensive income for the year						43,721	3,410	47,131

Cash dividends paid to Kyocera Corporation’s shareholders			(22,023)			(22,023)		(22,023)
Cash dividends paid to noncontrolling interests							(1,639)	(1,639)
Purchase of treasury stock (8)					(59)	(59)		(59)
Reissuance of treasury stock (1)		1			3	4		4
Stock option plan of subsidiaries		132				132	54	186
Other		(240)		37		(203)	777	574

Balance, March 31, 2010 (183,521)	¥115,703	¥163,044	¥1,168,122	¥(51,010)	¥(50,624)	¥1,345,235	¥62,027	¥1,407,262

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2010

	2008	2009	2010
	(Yen in millions)
Cash flows from operating activities:
Net income	¥114,607	¥33,203	¥45,433
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	87,045	97,577	72,829
Provision for doubtful accounts and loss on bad debts (Note 7)	(181)	671	9,389
Write-down of inventories	5,141	8,719	9,207
Deferred income taxes (Note 17)	(1,427)	3,852	(9,080)
Equity in (earnings) losses of affiliates and unconsolidated subsidiaries (Notes 4 and 7)	(6,091)	(6,460)	18,297
Losses on sales of securities, net (Note 3)	622	2,840	93
Losses on impairment of securities (Notes 3 and 4)	248	7,141	217
(Gains) losses on sales of property, plant and equipment, and intangible assets, net (Note 18)	1,474	(8,314)	(1,319)
Losses on impairment of property, plant and equipment, and intangible assets (Notes 4 and 16)	407	2,730	597
Losses on impairment of goodwill (Notes 4 and 9)	—	3,457	22
Foreign currency adjustments	(1,588)	(2,074)	1,100
Change in assets and liabilities:
(Increase) decrease in receivables	13,732	75,866	(38,823)
(Increase) decrease in inventories	(9,766)	643	10,416
Increase in advance payment	(9,684)	(8,811)	(22,734)
(Increase) decrease in other current assets	(4,324)	4,275	(174)
Increase (decrease) in notes and accounts payable	5,177	(77,648)	40,400
Increase (decrease) in accrued income taxes	(8,817)	(21,024)	6,152
Increase (decrease) in other current liabilities	6,010	(12,404)	4,420
Increase (decrease) in other non-current liabilities	4,230	(737)	(5,724)
Other, net	120	(5,708)	(3,135)

Net cash provided by operating activities	196,935	97,794	137,583

Cash flows from investing activities:
Payments for purchases of available-for-sale securities	(20,785)	(28,606)	(27,613)
Payments for purchases of held-to-maturity securities	(17,959)	(46,187)	(59,841)
Payments for purchases of other securities	(3,080)	(1,192)	(4,207)
Proceeds from sales and maturities of available-for-sale securities	92,029	22,026	21,483
Proceeds from maturities of held-to-maturity securities	32,784	33,756	38,649
Acquisitions of businesses, net of cash acquired (Notes 2 and 21)	(26,483)	(47,512)	(4,715)
Payments for purchases of property, plant and equipment	(71,827)	(77,267)	(36,491)
Payments for purchases of intangible assets	(6,442)	(7,924)	(3,876)
Proceeds from sales of property, plant and equipment, and intangible assets	877	12,893	3,065
Acquisition of certificate of deposits and time deposits	(372,798)	(290,536)	(356,472)
Withdrawal of certificate of deposits and time deposits	423,845	230,645	377,958
Pro rata distribution of available-for-sale securities	(12,818)	—	—
Other, net	(1,285)	(1,540)	2,742

Net cash provided by (used in) investing activities	16,058	(201,444)	(49,318)

Cash flows from financing activities:
Increase (decrease) in short-term debt, net	(7,202)	2,536	(6,510)
Proceeds from issuance of long-term debt	5,000	1,869	14,707
Payments of long-term debt	(6,647)	(5,588)	(20,236)
Dividends paid	(24,566)	(24,248)	(23,537)
Purchase of treasury stock	(211)	(38,219)	(59)
Reissuance of treasury stock	7,031	3,045	4
Other, net	(2,640)	(2,325)	(2,416)

Net cash used in financing activities	(29,235)	(62,930)	(38,047)

Effect of exchange rate changes on cash and cash equivalents	(18,380)	(11,759)	(6,339)

Net increase (decrease) in cash and cash equivalents	165,378	(178,339)	43,879
Cash and cash equivalents at beginning of year	282,208	447,586	269,247

Cash and cash equivalents at end of year	¥447,586	¥269,247	¥313,126

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

Basis of Consolidation and Accounting for Investments in Affiliated Companies:

The consolidated financial statements include the accounts of Kyocera Corporation, its majority-owned subsidiaries and a variable interest entity for which Kyocera Corporation is the primary beneficiary under the Financial Accounting Standard Board (FASB)’s Accounting Standards Codification (ASC) 810, “Consolidation.” All significant inter-company transactions and accounts are eliminated. Investments in 20% to 50% owned companies are accounted for under the equity method, whereby Kyocera includes in net income its equity in the earnings or losses from these companies.

The consolidated variable interest entity for which Kyocera Corporation is the primary beneficiary does not have a material effect on Kyocera’s financial position and results of operations.

Revenue Recognition:

Kyocera generates revenue principally through the sale of industrial components and telecommunications and information equipment. Kyocera’s operations consist of the following seven reporting segments: (1)Fine Ceramic Parts Group, (2)Semiconductor Parts Group, (3)Applied Ceramic Products Group, (4)Electronic Device Group, (5)Telecommunications Equipment Group, (6)Information Equipment Group and (7)Others.

Kyocera recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss have been transferred to the customer or services have been rendered, the sales price is fixed or determinable and collectability is reasonably assured in accordance with ASC 605, “Revenue Recognition.” Sales to customers in each of the above segments are based on the specific terms and conditions contained in basic contracts with customers and firm customer orders which detail the price, quantity and timing of the transfer of ownership (such as risk of loss and title) of the products.

For most customer orders, the transfer of ownership and revenue recognition occurs at the time of shipment of the products to the customer. For the remainder of customer orders, the transfer of ownership and revenue recognition occurs at the time of receipt of the products by the customer, with the exception of sales of solar power generating systems in the Applied Ceramic Products Group and information equipment in the Information Equipment Group for which sales are made to end users together with installation services. The transfer of ownership and revenue recognition in these cases occur at the completion of installation and customer acceptance, as we have no further obligations under the contracts and all revenue recognition criteria under ASC 605 are met. When Kyocera provides a combination of products and services, the arrangement is evaluated under ASC 605-25, “Multiple-Element Arrangements.”

In addition, in the Information Equipment Group, Kyocera may enter into sales contracts and lease agreements ranging from one to seven years directly with end users. Sales contracts and lease agreements may include installation service and have customer acceptance clauses. For sales and sales-type lease agreements, revenue is recognized at the completion of installation and customer acceptance which usually occurs on the same business day as delivery. For sales-type leases, unearned income (which represents interest) is amortized over the lease term using the effective interest method in accordance with ASC 840, “Leases.”

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

For all sales in the above segments, product returns are only accepted if the products are determined to be defective. There are no price protections, stock rotation or returns provisions, except for certain programs in the Electronic Device Group as noted below.

Sales Incentives

In the Electronic Device Group, sales to independent electronic component distributors may be subject to various sale programs for which a provision for incentive programs is recorded as a reduction of revenue at the time of sale, as further described below in accordance with ASC 605-50, “Customer Payments and Incentives” and ASC 605-15, “Products.”

(a) Distributor Stock Rotation Program

Stock rotation is a program whereby distributors are allowed to return for credit, qualified inventory, semi-annually, equal to a certain percentage of the previous six months net sales. In accordance with ASC 605-15, an estimated sales allowance for stock rotation is recorded at the time of sale based on a percentage of distributor sales using historical trends, current pricing and volume information, other market specific information and input from sales, marketing and other key management. We believe that these procedures enable us to make reliable estimates of future returns under the stock rotation program. Our actual results approximate our estimates. When the products are returned and verified, the distributor is given credit against their accounts receivable.

(b) Distributor Ship-from-Stock and Debit Program

Ship-from-Stock and Debit (ship and debit) is a program designed to assist distributors in meeting competitive prices in the marketplace on sales to their end customers. Ship and debit programs require a request from the distributor for a pricing adjustment for a specific part for a sale to the distributor’s end customer from the distributor’s stock. Ship and debit authorizations may cover current and future distributor activity for a specific part for a sale to their customer. In accordance with ASC 605, at the time we record the sales to the distributor, an allowance for the estimated future distributor activity related to such sales is provided since it is probable that such sales to distributors will result in ship and debit activity. In accordance with ASC 605-15, Kyocera records an estimated sales allowance based on sales during the period, credits issued to distributors, distributor inventory levels, historical trends, market conditions, pricing trends noted in direct sales activity with original equipment manufacturers and other customers, and input from sales, marketing and other key management. These procedures require the exercise of significant judgments. We believe that these procedures enable us to make reliable estimates of future credits under the ship and debit program. Our actual results approximate our estimates.

Sales Rebates

In the case of sales to distributors in the Applied Ceramic Products Group and Information Equipment Group, Kyocera provides cash rebates when predetermined sales targets are achieved during a certain period. Provisions for sales rebates are recorded as a reduction of revenue at the time of revenue recognition based on the best estimate of forecasted sales to each distributor in accordance with ASC 605-50.

Sales Returns

Kyocera records an estimated sales return allowance at the time of sales based on historical return experience.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Products Warranty

For after-service costs to be paid during warranty periods, Kyocera accrues a product warranty liability for claims under warranties relating to the products that have been sold. Kyocera records an estimated product warranty liability based on its historical repair experience.

In the Information Equipment Group, Kyocera provides a standard one year manufacturer’s warranty on its products. For sales directly to end users, Kyocera offers extended warranty plans that may be purchased and that are renewable in one year incremental periods at the end of the warranty term. Service revenues are recognized over the term of the related service maintenance contracts in accordance with ASC 605-20, “Services.”

Cash and Cash Equivalents:

Kyocera considers cash, bank deposits and all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents.

During the preparation of the consolidated financial statements for the year ended March 31, 2010, AVX Corporation, a United States subsidiary, determined that certain time deposits with original maturities of greater than three months when purchased had been misclassified as cash and cash equivalents in prior years’ consolidated financial statements. AVX Corporation has determined the impact of this misclassification to be immaterial to prior Consolidated Balance Sheets and Statements of Cash Flows. There was no impact on the Consolidated Statements of Income. AVX Corporation corrected the classification of these time deposits by increasing short term investments and decreasing cash and cash equivalents by ¥11,241 million in the Consolidated Balance Sheets at March 31, 2010. The Consolidated Statement of Cash Flows for the year ended March 31, 2010 includes an additional ¥10,999 million of acquisition of time deposits, which represents the cumulative net amount of prior year acquisition and withdrawal of time deposits not previously reflected in the statement (¥2,442 million, ¥7,219 million and ¥1,338 million for the years ended March 31, 2009 and 2008 and prior to April 1, 2007, respectively).

Kyocera has also determined the impact of the above AVX’s misclassification to be immaterial to Kyocera’s prior years’ Consolidated Balance Sheets and Statements of Cash Flows. There was no impact on Kyocera’s Consolidated Statements of Income.

Kyocera’s Consolidated Balance Sheets at March 31, 2010 and Consolidated Statement of Cash Flows for the year ended March 31, 2010 also include the above corrections made at AVX Corporation.

Translation of Foreign Currencies:

Assets and liabilities of consolidated foreign subsidiaries and affiliates accounted for by the equity method are translated into Japanese yen at the exchange rates in effect on the respective balance sheet dates. Operating accounts are translated at the average rates of exchange for the respective years. Translation adjustments result from the process of translating foreign currency denominated financial statements into Japanese yen. These translation adjustments, which are not included in the determination of net income, are included in other comprehensive income.

Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the respective balance sheet dates, and resulting transaction gains or losses are included in the determination of net income.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Allowances for Doubtful Accounts:

Kyocera maintains allowances for doubtful accounts related to trade notes receivables, trade accounts receivables and finance receivables for estimated losses resulting from customers’ inability to make timely payments, including interest on finance receivables. Kyocera’s estimates are based on various factors, including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of a specific customer’s inability to meet its financial obligations, a specific allowance against these amounts is provided considering the fair value of assets pledged by the customer as collateral. The amounts of allowances for doubtful accounts included in investments in and advances to affiliates and unconsolidated subsidiaries at March 31, 2010 was ¥1 million. The amounts of allowances for doubtful accounts included in other long-term investments at March 31, 2010 was ¥253 million. The amounts of allowances for doubtful accounts included in other assets at March 31, 2009 and 2010 were ¥2,478 million and ¥2,001 million, respectively.

Inventories:

Inventories are stated at the lower of cost or market. For finished goods and work in process, cost is determined by the average method for approximately 72% and 70% at March 31, 2009 and 2010, respectively, and by other methods including the first-in, first-out method for the others. For raw materials and supplies, cost is determined by the first-in, first-out method for approximately 49% and 57% at March 31, 2009 and at 2010, respectively, and by other methods including the average method for the others. Kyocera recognizes estimated write-down of inventories for excess, slow-moving and obsolete inventories.

Securities:

Debt and equity securities are accounted for under ASC 320, “Investments—Debt and Equity Securities.” Securities classified as available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of taxes. Securities classified as held-to-maturity securities are recorded at amortized cost. Non-marketable equity securities are accounted by the cost method.

Kyocera evaluates whether the declines in fair value of debt and equity securities are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost, and the anticipated recoverability in fair value.

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

Effective April 1, 2007, Kyocera Corporation and its domestic subsidiaries, as a result of taking the business situation into consideration, has adopted “the 250 percent declining-balance depreciation method” for buildings, machinery and equipment. Estimated useful lives and estimated salvage values were also changed in conjunction with this change. Under the new provisions of ASC 250, “Accounting Changes and Error Corrections,” a change in depreciation method is treated as a change in estimate. The effect of the change in depreciation method has been reflected on a prospective basis beginning April 1, 2007, and prior period results were not restated.

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

Goodwill and Other Intangible Assets:

Goodwill and other intangible assets are accounted for under ASC 350, “Intangibles—Goodwill and Other.” Goodwill and intangible assets with indefinite useful live, rather than being amortized, are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment. Intangible assets with definite useful lives are amortized straight line over their respective estimated useful lives to their estimated residual values, and reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

The principal estimated useful lives for intangible assets are as follows:

Software	2 to 10 years
Patent rights	2 to 10 years
Customer relationships	3 to 18 years

Impairment of Long-Lived Assets:

Impairment of long-lived assets and intangible assets are accounted for under ASC 360, “Property, Plant, and Equipment.” Kyocera reviews its long-lived assets and intangible assets with definite useful lives for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

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

Derivative Financial Instruments:

Kyocera utilizes derivative financial instruments to manage its exposure resulting from fluctuations of foreign currencies and interest rates. These derivative financial instruments include foreign currency forward contracts, interest rate swaps, interest rate caps and currency swaps. Kyocera does not hold or issue such derivative financial instruments for trading purposes.

Derivatives are accounted for under ASC 815, “Derivatives and Hedging.” All derivatives are recorded as either assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives are charged in current earnings. However cash flow hedges may qualify for hedge accounting, if the hedging relationship is expected to be highly effective in achieving offsetting cash flows of hedging instruments and hedged items. Under hedge accounting, changes in the fair value of the effective portion of these hedge derivatives are deferred in accumulated other comprehensive income and charged to earnings when the underlying transaction being hedged occurs.

Kyocera designates certain foreign currency forward contracts, interest rate swaps and interest rate caps as cash flow hedges. Most of Kyocera’s foreign currency forward contracts are entered into as hedges of existing foreign currency denominated assets and liabilities. Accordingly, Kyocera records changes in fair value of these foreign currency forward contracts currently in earnings. It is expected that such changes will be offset by corresponding gains or losses on the underlying assets and liabilities.

Kyocera formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes all derivatives designated as cash flow hedge are linked to specific assets and liabilities on the balance sheet or forecasted transactions. Kyocera also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, Kyocera discontinues hedge accounting prospectively. When hedge accounting is discontinued, and the hedged transaction is no longer expected to occur, the derivatives will continue to be carried on the balance sheet at its fair value, with deferred unrealized gains or losses charged immediately in current earnings.

Stock-Based Compensation:

Costs resulting from share-based payment transactions are accounted for under ASC 718, “Compensation—Stock Compensation,” Kyocera recognizes such costs in the financial statements by fair value based measurement method. Under the modified prospective method, Kyocera recognized compensation cost which includes: (a) compensation cost for all stock options granted prior to, but not yet vested as of April 1, 2006, and (b) compensation cost for all stock options granted or modified subsequent to April 1, 2006.

Net Income Attributable to Shareholders of Kyocera Corporation and Cash Dividends per Share:

Earnings per share is accounted for under ASC 260, “Earnings Per Share.” Basic earnings per share attributable to shareholders of Kyocera Corporation was computed based on the average number of shares of common stock

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

outstanding during each period, and diluted earnings per share attributable to shareholders of Kyocera Corporation was computed based on the diluted average number of shares of stock outstanding during each period.

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

Use of Estimates:

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. However, actual results could differ from those estimates and assumptions.

Recently Adopted Accounting Standards:

Kyocera adopted the ASC 105, “Generally Accepted Accounting Principles” (former Statement of Financial Accounting Standards (SFAS) No. 168, “The FASB Accounting Standards Codification and Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162”) on July 1, 2009. This accounting standard compiles all generally accepted accounting principles in the U.S. and establishes “Accounting Standards Codification” as the single official source of authoritative generally accepted accounting standards. The adoption of this accounting standard had no impact on Kyocera’s consolidated results of operations, financial position and cash flows.

Kyocera adopted the ASC 805, “Business Combinations” (former SFAS No. 141 (revised 2007), “Business Combinations”) on April 1, 2009, which requires assets, liabilities and noncontrolling interests be measured at fair value. Under this accounting standard, transaction and restructuring costs are required to be generally expensed, as well as contingent consideration and in-process research and development be recorded at fair value on acquisition date as a part of fair value of acquired business. Any tax adjustment made after the measurement period impacts income tax expenses. This accounting standard also requires companies to recognize an asset acquired or a liability assumed in a business combination that arises from a contingency at fair value, at the acquisition date, if the acquisition-date fair value of that asset or liability can be determined during the measurement period. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial position and cash flows.

Kyocera adopted the ASC 810, “Consolidation” (former SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an Amendment of Accounting Research Bulletin No. 51”) on April 1, 2009. This accounting standard requires that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements, and requires that changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary shall be accounted for as equity transactions. Upon the adoption of this accounting standard, noncontrolling interests, which were previously referred to as minority interests and classified between total liabilities and shareholders’equity on the consolidated balance sheets, are now included as a separate component of total equity. The presentation of consolidated statements of income and cash flows has also been changed. In addition, in accordance with a requirement of this accounting standard, certain reclassification of previously reported

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

amounts have been made to the consolidated balance sheet at March 31, 2009, the consolidated statements of income and the consolidated statements of cash flows for the year ended March 31, 2008 and 2009. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial position and cash flows.

Kyocera adopted (a) the ASC 820, “Fair Value Measurements and Disclosures” (former FASB Staff Positions (FSP) No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”) (b) the ASC 320, “Investments-Debt and Equity Securities” (former FSP No. 115-2 and former FSP No. 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”) (c) the ASC 825, “Financial Instruments” (former FSP No. 107-1 and former Accounting Principles Bulletins (APB) No. 28-1, “Interim Disclosures about Fair Value of Financial Instruments”) on April 1, 2009.

(a)	The ASC 820 (former FSP No. 157-4) provides guidance on how to estimate the fair value of assets or liabilities when the volume and level of activity for asset or liability have significantly decreased and on identifying circumstances that indicate a transaction is not orderly. In addition, this accounting standard requires disclosure in interim and annual periods of the inputs and valuation techniques used to estimate fair value and a discussion of changes in valuation techniques.

(b)	The ASC 320 (former FSP No. 115-2 and former FSP No. 124-2) amends the other-than-temporary impairment guidance for debt securities and presentation and disclosure requirement of other-than-temporary impairments of debt and equity securities.

(c)	The ASC 825 (former FSP No. 107-1 and former APB No. 28-1) requires interim disclosures regarding the fair values of financial instruments that are within the scope of the ASC 825. Additionally, this accounting standard requires disclosure of the methods and significant assumptions used to estimate the fair value of financial instruments on an interim basis as well as changes of the methods and significant assumptions from previous periods.

The adoption of these three ASCs did not have a material impact on Kyocera’s consolidated results of operations, financial position and cash flows.

Kyocera adopted the ASC 855, “Subsequent Events” (former SFAS No. 165, “Subsequent Events”) on April 1, 2009. The purpose of this accounting standard is to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In addition, in February 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-09, “Subsequent Events”, and Kyocera adopted this accounting standard on the date of issuance. This accounting standard provides amendment to ASC 855 that removes the requirements for an SEC filer to disclose the date through which subsequent events have been evaluated. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial position and cash flows.

Kyocera adopted the ASU No. 2009-05, “Measuring Liabilities at Fair Value”on October 1, 2009. This accounting standard provides amendments to provisions related to the fair value measurement of liabilities as follows:

(a)	In circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques:

• The quoted price of the identical liability when traded as an asset.

• Quoted prices for similar liabilities or similar liabilities when traded as assets.

• Another valuation technique that is consistent with principles of the Topics, such as the income approach or a market approach.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

(b)	When estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability.

(c)	Both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements.

The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial position and cash flows. With respect to the technical terms related to the fair value measurement in the above description, please refer to the Note 4 to the Consolidated Financial Statement.

Kyocera adopted ASC 715, “Compensation—Retirement Benefits” (former FSP No. 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”) in the year ended March 31, 2010. This accounting standard provides guidance on employers’ disclosures of a defined benefit pension or other postretirement plan. Specifically, employers are required to disclose information about fair value measurements of plan assets. As this accounting standard is a provision for disclosure, the adoption of this accounting standard had no impact on Kyocera’s consolidated results of operations, financial position and cash flows.

In January 2010, the FASB issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements.” This accounting standard provides amendments to ASC 820-10 that require new disclosures as follows:

(a)	Transfer in and out of Level 1 and 2. A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers.

(b)	Activity in Level 3 fair value measurements. In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuance, and settlements.

Kyocera adopted the new disclosures and clarifications of existing disclosures in the year ended March 31, 2010, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. As this accounting standard is a provision for disclosure, the adoption of this accounting standard had no impact on Kyocera’s consolidated results of operations, financial position and cash flows. With respect to the technical terms related to the fair value measurement in the above description, please refer to the Note 4 to the Consolidated Financial Statement.

Recently Issued Accounting Standards:

In September 2009, the FASB issued ASU No. 2009-13, “Multiple-Deliverable Revenue Arrangements-a consensus of the FASB Emerging Issues Task Force” which addressed the accounting for multiple-deliverable arrangements to enable vender to account for products or services separately rather than as a combined unit. This accounting standard addresses how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. This accounting standard will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Kyocera is currently evaluating the impact that this accounting standard will have on Kyocera’s consolidated results of operations, financial position and cash flows.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

In December 2009, the FASB issued ASU No. 2009-16, “Accounting for Transfers of Financial Assets.” This accounting standard codified former SFAS No. 166, “Accounting for Transfers of Financial Assets-an amendment of FASB Statement No. 140” issued in June 2009 in the ASC 860. This accounting standard removes the concept of a qualifying special purpose entity from former SFAS No. 140 and removes the exception from applying former FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, to qualifying special-purpose entities and establishes specific conditions for reporting a transfer of a portion of a financial asset as a sale. This accounting standard must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. The adoption of this accounting standard is expected to have no material impact on Kyocera’s consolidated results of operations, financial position and cash flows.

In December 2009, the FASB issued ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.” This accounting standard codified former SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” issued in June 2009 in the ASC 810. This accounting standard requires an enterprise to perform an analysis to identify the primary beneficiary of a variable interest entity and also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. This accounting standard shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The adoption of this accounting standard is expected to have no material impact on Kyocera’s consolidated results of operations, financial position and cash flows.

Reclassifications:

Captions presented in the Consolidated Balance Sheets at March 31, 2009, the Consolidated Statements of Income for the year ended March 31, 2008 and 2009, the Consolidated Statement of Cash Flows for the year ended March 31, 2008 and 2009 and their corresponding footnotes have been reclassified to conform to the current presentation.

2. BUSINESS COMBINATIONS

Business combinations in the year ended March 31, 2010

On July 31, 2009, Kyocera Mita Corporation (Kyocera Mita), a subsidiary of Kyocera, acquired 100% of the common stock of two distributors of information equipment in Korea and made them consolidated subsidiaries in the name of Kyocera Mita Korea Co., Ltd and Kyocera Mita Korea Document Solution Co., Ltd.

On October 1, 2009, Kyocera Mita Canada, Ltd., a subsidiary of Kyocera Mita, acquired operations and related assets of Gold Business Machines Ltd. and Gold Business Machines Brandon Ltd. to expand its sales channels in Canada.

On December 1, 2009, Kyocera Mita America, Inc., a subsidiary of Kyocera Mita, acquired 100% of the common stock of Allister Business Systems, Inc. and made it a consolidated subsidiary to expand its sales channels in the United States of America.

The results of operations of these acquired businesses were included into Kyocera’s consolidated financial statements since the acquisition dates and for segment reporting are reported in the Information Equipment Group.

On August 3, 2009, Kyocera Communication System Co., Ltd. acquired 67% of the common stock of Net it works, Inc., a Japanese telecommunication engineering company and made it a consolidated subsidiary.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The result of operation of this acquired business was included into Kyocera’s consolidated financial statements since the acquisition date and for segment reporting is reported in the Others.

The above acquisitions did not have material impacts on Kyocera’s consolidated results of operations, financial position and cash flows.

Business combinations of which the allocation of fair value was completed in the year ended March 31, 2010

On November 18, 2008, Kyocera Mita announced that it submitted a takeover offer to the shareholders of TA Triumph-Adler AG (TAAG), a German based sales company of information equipment, which was accounted for by the equity method, with the aim of expanding mutual businesses. On December 15, 2008, this takeover offer was approved by German Federal Supervisory Authority. During December 16, 2008 to February 2, 2009, a total of 14,184,810 shares of TAAG were tendered, and Kyocera Mita acquired them by February 10, 2009. In addition, from December 8, 2008 to March 31, 2009, Kyocera Mita acquired 21,372,713 shares of TAAG directly from its shareholders or through the stock market. The total amount of the acquisition cost was ¥8,234 million, which was funded mainly by cash in hand.

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

Kyocera Mita holds 95.43% of TAAG’s issued shares as of March 31, 2010.

Kyocera has used the purchase method of accounting to record assets acquired and liabilities assumed in accordance with SFAS No. 141, “Business Combinations.”

The allocation of fair value to the acquired assets and assumed liabilities in this business combination was completed during the year ended March 31, 2010. The related assets and liabilities were recorded based upon their estimated fair values at the date of acquisition with the excess being allocated to goodwill as shown in the following table.

January 21, 2009
(Yen in millions)
Current assets	¥27,543
Intangible assets	17,335
Other non-current assets	23,337

Total assets	68,215

Current liabilities	25,501
Non-current liabilities	41,004

Total liabilities	66,505

Noncontrolling interests	3

Total identified assets, liabilities and noncontrolling interests	1,707

Purchase price	8,234
Investments in TA Triumph-Adler AG before the consolidation as a subsidiary	4,198

Goodwill	¥10,725

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Intangible assets that Kyocera recorded due to this acquisition are summarized as follows:

	March 31,
	2009		2010
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(Yen in millions)
Intangible assets subject to amortization:
Customer relationships	¥15,221	¥372	¥9,653	¥1,253
Others	411	46	402	249

Total	¥15,632	¥418	¥10,055	¥1,502

			March 31,
			2009	2010
			Gross Carrying Amount	Gross Carrying Amount
			(Yen in millions)
Intangible assets not subject to amortization:
Trademark			¥5,264	¥6,880

Total			¥5,264	¥6,880

Decreases in gross carrying amounts of intangible assets subject to amortization and an increase in gross carrying amount of intangible asset not subject to amortization were due to the completion of the allocation of fair value to the acquired assets and assumed liabilities in the year ended March 31, 2010 and translation adjustments.

The estimated aggregate amortization expenses for intangible assets that Kyocera recorded due to this acquisition for the next five years are as follows:

Years ending March 31,	(Yen in millions)
2011	¥1,155
2012	1,002
2013	1,002
2014	1,002
2015	1,002

The pro forma results for the years ended March 31, 2008 and 2009 are not presented as the amounts were immaterial.

Business combinations in the year ended March 31, 2009

On April 1, 2008, Kyocera acquired the mobile phone handsets related business and its related assets and liabilities from SANYO Electric Co., Ltd. (SANYO) through corporate split. The results of operations of the acquired business was included into Kyocera’s consolidated financial statement since the acquisition date and for the segment reporting, it is reported in the Telecommunications Equipment Group. The acquired business consists of the development, manufacturing and sales of mobile phones, PHS Mobile Phone Handsets and wireless communication systems in Japan and overseas. The acquired business has sales offices and research and development facilities in Japan, sales locations in North America and manufacturing facilities in Malaysia. Kyocera pursues synergies between distribution channels in North America, development activities and design technologies of the acquired business and its existing management resources.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

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

April 1, 2008
(Yen in millions)
Cash and deposits	¥11,037
Accounts receivable	17,617
Inventory	12,731
Other current assets	7,564

Total current assets	48,949

Property, plant and equipment	16,601
Intangible assets	13,783
Other non-current assets	1,493

Total non-current assets	31,877

Total assets	80,826

Accounts payable	41,877
Other current liabilities	6,176

Total current liabilities	48,053

Non-current liabilities	3,538

Total liabilities	51,591

Total identified assets and liabilities	29,235

Purchase price	47,691

Goodwill	¥18,456

In addition, in the total amount of goodwill ¥18,456 million, ¥15,490 million is expected to be deductible for tax purposes.

Intangible assets that Kyocera recorded due to this acquisition are summarized as follows:

	March 31,
	2009		2010
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(Yen in millions)
Intangible assets subject to amortization:
Customer relationships	¥8,796	¥1,759	¥8,796	¥3,518
Trademark	2,224	445	2,224	890
Patent	1,620	203	1,620	405

Total	¥12,640	¥2,407	¥12,640	¥4,813

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The estimated aggregate amortization expenses for intangible assets that Kyocera recorded due to this acquisition for the next five years are as follows:

Years ending March 31,	(Yen in millions)
2011	¥2,407
2012	2,407
2013	2,407
2014	203
2015	203

Pro forma information:

The followings are the pro forma combined results of operations of Kyocera for the year ended March 31, 2008, as if above business combination had taken place at the beginning of the period.

The pro forma net income includes ¥1,839 million (net of tax effect) for the amortization of acquired intangibles. The pro forma combined results of operations are presented for comparative purposes only and are not necessarily indicative of the results of operations that may occur in the future or that would have occurred had the acquisitions been in effect on the date indicated.

Year ended March 31, 2008
(Yen in millions except per share amounts)
(Unaudited)
Pro forma net sales	¥1,486,123
Pro forma net income	97,452
Pro forma net income per share:
Basic	514.85
Diluted	514.14

On June 30, 2008, Kyocera Industrial Ceramics Corporation acquired all of the outstanding capital stock of On Time Machining Company, a manufacturing and sales company of cutting tools. The results of operations of the acquired business were included into Kyocera’s consolidated financial statements since the acquisition date and for segment reporting, it is reported in the Applied Ceramic Products Group. This acquisition had no material impact on Kyocera’s consolidated results of operations and financial position.

On April 30, 2008, Kyocera Mita acquired the development operations related to digital multi-function devices for printers and copy machines from Peerless Systems Corporation.

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

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

On October 1, 2008, Kyocera Mita Australia Pty. Ltd., a subsidiary of Kyocera Mita, acquired all operations and related assets of Action Copies Pty. Ltd., a sales company of information equipment in Australia.

The results of operations of the acquired businesses were included into Kyocera’s consolidated financial statements since the acquisition dates and for segment reporting are reported in the Information Equipment Group. These acquisitions of businesses and shares by Kyocera Mita and its subsidiaries did not have material impact on Kyocera’s consolidated results of operations, financial position cash flows.

Business combinations in the year ended March 31, 2008

Kyocera Mita acquired all operations and related assets of Docusource L.L.C. on May 31, 2007. Kyocera Mita also acquired by merger all of the outstanding capital stock of Garing Business Machines, Inc. on November 27, 2007.These business acquisitions had no material impact on Kyocera’s consolidated results of operations and financial positions.

On September 25, 2007, AVX Corporation acquired by merger all of the outstanding capital stock of American Technical Ceramics Corp. (ATC) in exchange for approximately ¥26,920 million in cash, plus related acquisition costs. ATC designs, develops, manufactures and markets electronic components, including ceramic multilayer capacitors and custom thin film circuits. ATC’s products are used in a broad range of commercial applications, including wireless infrastructure, fiber optics, medical electronics, semiconductor manufacturing equipment and satellite equipment. ATC has manufacturing facilities and sales offices in New York, manufacturing and research and development facilities in Florida, and sales offices in Sweden and China.

AVX Corporation has used the purchase method of accounting to record the acquisition in accordance with SFAS No.141, “Business Combinations.” In accordance with the purchase method, the purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values. As of September 30, 2007, the allocation of the purchase price was prepared based on preliminary estimates of fair values. The initial estimated purchase price allocation was revised as of March 31, 2008 resulting in an increase to goodwill of ¥652 million as reflected in the table below. The results of operations for ATC were included in the accompanying Consolidated Statement of Operations since the acquisition date. For Kyocera’s segment reporting, ATC is reported in the Electronic Device Group which includes AVX Corporation and goodwill associated with the acquisition is allocated to the reporting unit within AVX Corporation.

September 25, 2007
(Yen in millions)
Current assets	¥7,550
Non-current assets	14,866

Total assets	22,416

Current liabilities	1,376
Non-current liabilities	3,912

Total liabilities	5,288

Total identified assets and liabilities	17,128

Purchase price	26,920

Goodwill	¥9,792

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Intangible assets that AVX Corporation recorded due to the acquisition of ATC are summarized as follows:

	March 31,
	2009		2010
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(Yen in millions)
Intangible assets subject to amortization:
Customer relationships	¥4,998	¥416	¥4,743	¥659
Other	1,181	217	1,121	343

Total	¥6,179	¥633	¥5,864	¥1,002

	2009	2010
	Gross Carrying Amount	Gross Carrying Amount
	(Yen in millions)
Intangible assets not subject to amortization:
Trademark	¥3,332	¥3,162

Total	¥3,332	¥3,162

Changes in gross carrying amounts of intangible assets subject to amortization and intangible assets not subject to amortization were due to translation adjustments.

The estimated aggregate amortization expenses for intangible assets that AVX Corporation recorded due to the acquisition of ATC for the next five years are as follows:

Years ending March 31,	(Yen in millions)
2011	¥400
2012	399
2013	399
2014	399
2015	399

The pro forma results for the year ended March 31, 2008 are not presented as the amounts were immaterial.

3. INVESTMENTS IN DEBT, EQUITY SECURITIES AND OTHER INVESTMENTS

Available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of tax. Held-to-maturity securities are recorded at amortized cost. Non-marketable equity securities are accounted by the cost method. In gross unrealized gains and losses on equity securities, ¥15,540 million of gross unrealized gain at March 31, 2009 and ¥28,140 million of gross unrealized gain at March 31, 2010 were derived from a fluctuation in the market value of the shares of KDDI Corporation (KDDI).

Other-than-temporary loss on debt and equity securities for the years ended March 31, 2008, 2009 and 2010 amounted to ¥248 million, ¥7,141 million and ¥217 million, respectively. For the year ended March 31, 2009, Kyocera recorded losses on impairment of securities due to the decline in fair value below cost for a considerable length of time and the extent was severe, most of which was an impairment loss of ¥3,935 million of shares of Mitsubishi UFJ Financial Group, Inc.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

(1) Debt and equity securities with readily determinable fair values

Investments in debt and equity securities at March 31, 2009 and 2010, included in investments in debt securities, current (current assets) and in investments in debt and equity securities, long term (non-current assets) are summarized as follows:

	March 31,
	2009				2010
	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
	(Yen in millions)
Available-for-sale securities:
Marketable equity securities	¥267,605	¥288,734	¥22,094	¥965	¥270,494	¥310,654	¥40,329	¥169
Investment trusts	2,551	2,403	5	153	3,346	3,809	463	—

Total equity securities	270,156	291,137	22,099	1,118	273,840	314,463	40,792	169

Corporate bonds	7,173	6,648	16	541	6,659	6,221	66	504
Convertible bonds	4,711	4,711	—	—	9,867	9,867	—	—
Government bonds and public bonds	3,327	3,150	22	199	2,230	1,999	8	239
Other debt securities	2,389	2,070	—	319	1,166	1,131	35	70

Total debt securities	17,600	16,579	38	1,059	19,922	19,218	109	813

Total available-for-sale securities	287,756	307,716	22,137	2,177	293,762	333,681	40,901	982

Held-to-maturity securities:
Corporate bonds	8,398	8,375	2	25	23,904	24,018	194	80
Government bonds and public bonds	19,524	19,467	17	74	24,183	24,173	35	45

Total held-to-maturity securities	27,922	27,842	19	99	48,087	48,191	229	125

Total	¥315,678	¥335,558	¥22,156	¥2,276	¥341,849	¥381,872	¥41,130	¥1,107

At March 31, 2010, the contractual maturities of available-for-sale and held-to-maturity securities are summarized as follows:

	March 31, 2010
	Available-for-Sale		Held-to-Maturity
	Cost*	Aggregate Fair Value	Cost*	Aggregate Fair Value
	(Yen in millions)
Due within 1 year	¥1,925	¥1,824	¥9,820	¥9,838
Due after 1 year to 5 years	15,531	15,092	38,267	38,353
Due after 5 years	2,466	2,302	—	—
Equity securities	273,840	314,463	—	—

	¥293,762	¥333,681	¥48,087	¥48,191

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

*	Cost represents amortized cost for held-to-maturity securities and acquisition cost for available-for-sale securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

Proceeds from sales of available-for-sale securities and the related gross realized gains and losses for the years ended March 31, 2008, 2009 and 2010 are as follows:

	Years ended March 31,
	2008	2009	2010
	(Yen in millions)
Proceeds from sales of available-for-sale securities	¥88,617	¥17,028	¥11,375
Gross realized gains	3,224	951	746
Gross realized losses	4,078	3,875	875

For the purpose of computing gains and losses, the cost of those securities is determined by the moving average method.

Kyocera’s available-for-sale securities classified by length of unrealized loss position at March 31, 2009 and 2010 are as follows:

	March 31, 2009
	within 1 year		over 1 year		Total
	Aggregate Fair Value	Gross Unrealized Losses	Aggregate Fair Value	Gross Unrealized Losses	Aggregate Fair Value	Gross Unrealized Losses
	(Yen in millions)
Marketable equity securities	¥4,273	¥965	¥—	¥—	¥4,273	¥965
Investment trusts	1,919	153	—	—	1,919	153
Corporate bonds	4,519	460	1,742	81	6,261	541
Convertible bonds	—	—	—	—	—	—
Government bonds and public bonds	1,288	199	—	—	1,288	199
Other debt securities	276	69	1,795	250	2,071	319

Total	¥12,275	¥1,846	¥3,537	¥331	¥15,812	¥2,177

	March 31, 2010
	within 1 year		over 1 year		Total
	Aggregate Fair Value	Gross Unrealized Losses	Aggregate Fair Value	Gross Unrealized Losses	Aggregate Fair Value	Gross Unrealized Losses
	(Yen in millions)
Marketable equity securities	¥1,125	¥169	¥—	¥—	¥1,125	¥169
Investment trusts	—	—	—	—	—	—
Corporate bonds	15	3	3,456	501	3,471	504
Convertible bonds	—	—	—	—	—	—
Government bonds and public bonds	198	2	1,251	237	1,449	239
Other debt securities	92	28	716	42	808	70

Total	¥1,430	¥202	¥5,423	¥780	¥6,853	¥982

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

At March 31, 2010, Kyocera held available-for-sale securities in unrealized loss positions of ¥982 million. Kyocera considered the impairments of marketable equity securities were not other-than-temporary as the extent to which fair value was below the cost was minor and the duration of the impairments was within a year. Kyocera considered the impairments of corporate bonds, government bonds and public bonds and other debt securities were not other-than-temporary because the impairment was not caused by credit loss and Kyocera would receive the full cost amount.

(2)	Other investments

Kyocera held time deposits and certificates of deposits which were due over three months to original maturity, non-marketable equity securities and long-term loans. Carrying amounts of these investments at March 31, 2009 and 2010, included in other short-term investments (current assets) and in other long-term investments (non-current assets), are summarized as follows:

	March 31,
	2009	2010
	(Yen in millions)
Time deposits and certificates of deposits (due over 3 months)	¥211,206	¥200,482
Non-marketable equity securities	6,058	10,263
Long-term loans	1,090	202

Total	¥218,354	¥210,947

4. FAIR VALUE

Fair value is the price that would be received from selling asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three levels of inputs that may be used to measure fair value are as follows:

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

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

(1) Assets and Liabilities Measured at Fair Value on a Recurring Basis

	March 31,
	2009				2010
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Yen in millions)
Current Assets:
Corporate bonds	¥882	¥904	¥225	¥2,011	¥721	¥158	¥19	¥898
Government bonds and public bonds	1,861	—	—	1,861	195	—	—	195
Other debt securities	—	1,038	187	1,225	—	729	2	731

Total debt securities	2,743	1,942	412	5,097	916	887	21	1,824

Foreign currency forward contracts	—	228	—	228	—	760	—	760

Total derivatives	—	228	—	228	—	760	—	760

Total current assets	2,743	2,170	412	5,325	916	1,647	21	2,584

Non-Current Assets:
Marketable equity securities	288,734	—	—	288,734	310,654	—	—	310,654
Investment trusts	1,113	1,290	—	2,403	1,100	2,709	—	3,809

Total equity securities	289,847	1,290	—	291,137	311,754	2,709	—	314,463

Corporate bonds	3,860	622	155	4,637	5,225	87	11	5,323
Convertible bonds	—	4,711	—	4,711	—	9,867	—	9,867
Government bonds and public bonds	1,289	—	—	1,289	1,804	—	—	1,804
Other debt securities	—	716	129	845	—	399	1	400

Total debt securities	5,149	6,049	284	11,482	7,029	10,353	12	17,394

Total non-current assets	294,996	7,339	284	302,619	318,783	13,062	12	331,857

Total assets	¥297,739	¥9,509	¥696	¥307,944	¥319,699	¥14,709	¥33	¥334,441

Current Liabilities:
Foreign currency forward contracts	¥—	¥3,715	¥—	¥3,715	¥—	¥984	¥—	¥984
Interest rate swaps	—	49	—	49	—	44	—	44
Currency swaps	—	10	—	10	—	9	—	9

Total derivatives	—	3,774	—	3,774	—	1,037	—	1,037

Total current liabilities	¥—	¥3,774	¥—	¥3,774	¥—	¥1,037	¥—	¥1,037

The fair value of Level 1 investments is quoted price in active market with sufficient volume and frequency of transactions.

The fair value of Level 2 investments is other than quoted price included within Level 1 that is observable for the asset or liability, either directly or indirectly through corroboration with observable market data. Kyocera did not recognize any transfers in and out of Levels 1 and 2 for the year ended March 31, 2009 and 2010. In accordance with the provisions of ASC 815-15 “Hybrid Financial Instruments”, Kyocera elects the fair value option for all convertible bonds from the year ended March 31, 2009. Gains on convertible bonds amounted to ¥3 million and ¥254 million were recorded in other, net on the consolidated statement of income for the year ended March 31, 2009 and 2010, respectively.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The fair value of Level 3 investments is determined using input that is both unobservable and significant to the values of instruments being measured.

The fair value of Level 2 derivatives is estimated based on quotes from financial institutions. With respect to the detail information of derivatives, please refer to the Note 13 to the Consolidated Financial Statement.

The following table presents additional information about Level 3 corporate bond and other debt securities measured at fair value on recurring basis for the year ended March 31, 2009 and 2010.

	Years ended March 31,
	2009	2010
	(Yen in millions)
Balance at beginning of period	¥1,436	¥696
Total gains or losses (realized /unrealized)
Included in earnings	(262)	(30)
Included in other comprehensive income	(132)	71
Purchase, issuance, and settlements	(859)	(457)
Transfer in and/or out of Level 3	513	(247)

Balance at end of period	¥696	¥33

(2)	Assets and Liabilities Measured at Fair Value on a Non-recurring Basis

The following table presents the financial assets that were measured and recorded at fair value on a non-recurring basis for the year ended March 31, 2009.

	Balance at March 31, 2009	Level 1	Level 2	Level 3	Total gains (losses) for the year ended March 31, 2009
	(Yen in millions)
Non-marketable equity securities	¥57			¥57	¥(266)

The following table presents the financial assets and non-financial assets that were measured and recorded at fair value on a non-recurring basis for the year ended March 31, 2010.

	Balance at March 31, 2010	Level 1	Level 2	Level 3	Total gains (losses) for the year ended March 31, 2010
	(Yen in millions)
Investment in WILLCOM, Inc.	¥—			¥—	¥(19,987)
Land and Machinery and equipment	400			400	(597)
Non-marketable equity securities	11			11	(26)
Goodwill	—			—	(22)

Total					¥(20,632)

In fiscal 2010 (During the three months ended December 31, 2009), Kyocera measured the fair value and recognized an other-than-temporary impairment loss of ¥19,987 million on its investment in WILLCOM, Inc., an affiliate company of Kyocera accounted for by the equity method. The impairment loss was included in equity in earnings (losses) of affiliates and unconsolidated subsidiaries in the consolidated statement of income. The fair value of this investment is based on valuation techniques using the best information available, and may include market comparables, analysis of financial position and estimated future cash flow. The investment was classified as a Level 3 asset because unobservable inputs were used to determine the fair value, which included assumptions market participants would use to value this investment due to the absence of quoted market prices.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Certain land and machinery and equipment with a carrying amount were written down to their fair value due to events or circumstances that carrying value of the assets was not recoverable, resulting in impairment charge of ¥597 million, which were included in selling, general and administrative expenses in the Consolidated Statement of Income for the year ended March 31, 2010.

Certain non-marketable equity securities with a carrying amount were written down to their fair value due to other-than-temporary impairment, resulting in impairment charge of ¥266 million and ¥26 million, which were included in losses on impairment of securities in the Consolidated Statement of Income for the year ended March 31, 2009 and 2010, respectively.

Certain goodwill with a carrying amount was written down to its fair value due to that carrying value exceeded its fair value, resulting in impairment charge of ¥22 million, which were included in selling, general and administrative expenses in the Consolidated Statement of Income for the year ended March 31, 2010.

(3)	Fair Value of Financial Instruments

The fair values of financial instruments and the methods and assumptions used to estimate the fair value are as follows:

	March 31,
	2009		2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Yen in millions)
Assets (a):
Investments in debt securities, current	¥10,093	¥10,096	¥11,644	¥11,662
Investments in debt and equity securities, long term	325,545	325,462	370,124	370,210
Other long-term investments	26,304	26,316	10,534	10,534

Total	¥361,942	¥361,874	¥392,302	¥392,406

Liabilities (b):
Long-term debt (including due within one year)	¥42,403	¥42,611	¥42,523	¥42,710

Total	¥42,403	¥42,611	¥42,523	¥42,710

(a)	The fair value is based on quoted market prices. It was not practicable to estimate the fair value of non-marketable equity securities because of the lack of the market price and difficulty in estimating fair value without incurring excessive cost, and Kyocera did not identify any events or changes in circumstances that may have had a significant adverse effect on these investments. The aggregated carrying amounts of these investments included in the above table at March 31, 2009 and 2010 were ¥6,001 million and ¥10,252 million, respectively.
(b)	The fair value is estimated by discounting cash flows, using current interest rates for instruments with similar terms and remaining maturities.

Cash and cash equivalents, other short-term investments, trade notes receivable, trade accounts receivable, short-term borrowings, trade notes and accounts payable, and other notes and accounts payable approximate fair value because of the short maturity of these instruments.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

5. INVENTORIES

Inventories at March 31, 2009 and 2010 are as follows:

	March 31,
	2009	2010
	(Yen in millions)
Finished goods	¥104,379	¥83,444
Work in process	39,836	41,409
Raw materials and supplies	55,426	52,508

	¥199,641	¥177,361

6. VALUATION AND QUALIFYING ACCOUNTS

Changes in valuation and qualifying accounts are as follows:

	Additions
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged (Credited) to Other Accounts(A)	Deductions(B)	Balance at End of Period
	(Yen in millions)
For the year ended March 31, 2008:
Allowance for doubtful accounts	¥4,982	¥628	¥(406)	¥(1,324)	¥3,880
Allowance for sales returns	3,089	8,510	(549)	(8,615)	2,435

Total	¥8,071	¥9,138	¥(955)	¥(9,939)	¥6,315

For the year ended March 31, 2009:
Allowance for doubtful accounts	¥3,880	¥1,512	¥430	¥(831)	¥4,991
Allowance for sales returns	2,435	6,178	0	(6,458)	2,155

Total	¥6,315	¥7,690	¥430	¥(7,289)	¥7,146

For the year ended March 31, 2010:
Allowance for doubtful accounts	¥4,991	¥773	¥54	¥(1,848)	¥3,970
Allowance for sales returns	2,155	4,911	(100)	(4,711)	2,255

Total	¥7,146	¥5,684	¥(46)	¥(6,559)	¥6,225

(A)	Foreign currency translation adjustments and the increase by business combination.
(B)	Charge-offs

7. INVESTMENTS IN AND ADVANCES TO AFFILIATES

On January 21, 2009, the European Commission approved the purchase by Kyocera Mita of shares in TAAG, raising Kyocera Mita’s ownership percentage to 94.19%, at which point TAAG became a consolidated subsidiary of Kyocera. Previously, Kyocera’s ownership percentage in TAAG was 30% and it was accounted for as an equity method investment. Kyocera Mita holds 95.43% of TAAG’s issued shares as of March 31, 2010.

Since October 2004, Kyocera Corporation has owned a 30% interest in WILLCOM, Inc., which is engaged in the personal handy phone system (PHS) business. Kyocera also sells PHS handsets and PHS base stations to WILLCOM, Inc. Kyocera has accounted for its investment in WILLCOM, Inc. as an equity method investment.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

On September 24, 2009, WILLCOM, Inc. applied to undergo Alternative Dispute Resolution (ADR) with the Japanese Association of Turnaround Professionals (JATP), a process for corporate revitalization prescribed in the Act on Special Measures for Industrial Revitalization. This application was accepted, and the ADR process was commenced. The ADR process is not a legal procedure like a bankruptcy or a corporate reorganization procedure, but rather constitutes a flexible private settlement mechanism that allows the subject company to continue its daily commercial operations, while securing fairness through the involvement of the JATP. The JATP has been authorized by the Minister of Economy, Trade and Industry to act as an unbiased intermediary to achieve resolution among relevant parties.

During the three months ended December 31, 2009, Kyocera recognized an impairment loss of ¥19,987 million on its investment in WILLCOM, Inc., recorded as equity in losses of affiliates, reflecting management’s belief that the investment might not be recoverable.

On February 18, 2010, WILLCOM, Inc. filed a petition with the Tokyo District Court for commencement of corporate reorganization procedures and applied to the Enterprise Turnaround Initiative Corporation of Japan (ETIC) for support, and the ADR process was terminated. On March 12, 2010, the Tokyo District Court agreed to commence the corporate reorganization procedures. Upon such decision, most of the directors of WILLCOM, Inc., including all of those simultaneously serving as directors of Kyocera, resigned, and trustees and acting trustees were appointed by the Tokyo District Court. On the same day, the ETIC agreed to provide support to WILLCOM, Inc. Due to the commencement of the corporate reorganization procedures, Kyocera lost significant influence over WILLCOM, Inc. and therefore discontinued its application of equity method accounting.

Taking into consideration the decision to commence corporate reorganization procedures, Kyocera also recognized a bad debt loss of ¥8,961 million on receivables from WILLCOM, Inc., recorded as selling, general and administrative expenses in the Telecommunications Equipment Group, based on publicly disclosed information such as the outline of the business revitalization plan of WILLCOM, Inc., etc. The total amount of the bad debt loss in the Telecommunications Equipment Group for the year ended March 31, 2010 was ¥8,963 million. The final recovery rate and repayment schedule will be determined in a reorganization plan to be approved in the course of corporate reorganization procedures.

Summarized financial information concerning affiliates accounted for by the equity method is as follows. Such summarized financial information includes the results of operations of WILLCOM, Inc. and TAAG up to March 11, 2010 and January 21, 2009, respectively. It does not include the financial positions of WILLCOM, Inc. and TAAG as of March 31, 2010 and March 31, 2009, respectively.

	March 31,
Financial position:	2009	2010
	(Yen in millions)
Current assets	¥73,599	¥3,426
Non-current assets	120,598	1,103

Total assets	¥194,197	¥4,529

Current liabilities	¥70,121	¥1,701
Non-current liabilities	118,638	769

Total liabilities	¥188,759	¥2,470

Kyocera’s investments in and advances to affiliates	¥19,043	¥670
Kyocera’s trade receivables from affiliates	16,888	116

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	Years ended March 31,
Results of operations:	2008	2009	2010
	(Yen in millions)
Net sales	¥323,147	¥260,200	¥166,500
Profit from operations	29,288	27,914	8,857
Net income attributable to shareholders of affiliates	28,297	20,633	5,422
Kyocera’s equity in earnings of affiliates	6,080	6,467	(18,150)
Kyocera’s sales to affiliates	42,291	36,791	18,617

8. LEASE RECEIVABLES

Lease receivables represent capital leases which consist of sales-type leases. These receivables typically have terms ranging from one year to seven years. The lease receivables, which are included in other current assets and other assets in the accompanying consolidated balance sheets, are as follows:

	March 31,
	2009	2010
	(Yen in millions)
Total minimum lease payments receivable	¥35,899	¥39,308
Unguaranteed residual values	2,237	2,297
Unearned income	(4,128)	(3,977)
Executory costs	(151)	(24)

	33,857	37,604
Less, allowance for doubtful receivables	(541)	(571)

	33,316	37,033
Less, portion due within one year	(10,024)	(11,307)

Total	¥23,292	¥25,726

Future minimum lease payments to be received under financing leases for future years are as follows:

Years ending March 31,	(Yen in millions)
2011	¥12,933
2012	10,230
2013	8,122
2014	5,170
2015	2,333
2016 and thereafter	520

Total	¥39,308

TAAG transfers the capital lease receivables to a third party in exchange for cash, however, the transfer of the capital lease receivables did not qualify as a sale for financial reporting purpose because TAAG has the right to repurchase the receivables. Accordingly, Kyocera has accounted for the cash received as a secured borrowing and it is included in long term debt. As a result of the transaction, capital lease receivables in the amount of ¥29,691 million and ¥34,807 million as of March 31, 2009 and 2010 have been recorded on the balance sheet, respectively.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

9. GOODWILL AND OTHER INTANGIBLE ASSETS

Intangible assets are summarized as follows:

	March 31,
	2009		2010
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(Yen in millions)
Intangible assets subject to amortization:
Software	¥36,811	¥23,856	¥33,702	¥23,425
Patent rights	29,117	24,588	18,227	15,015
Customer relationships	30,698	2,840	26,959	6,078
Other	12,298	6,160	11,866	6,687

Total	¥108,924	¥57,444	¥90,754	¥51,205

			March 31,
			2009	2010
			Gross Carrying Amount	Gross Carrying Amount
			(Yen in millions)
Intangible assets not subject to amortization:
Trademark			¥8,596	¥10,042
Other			1	2

Total			¥8,597	¥10,044

Intangible assets acquired during the year ended March 31, 2010 are as follows:

Year ended March 31, 2010
(Yen in millions)
Intangible assets subject to amortization:
Software	¥3,125
Patent rights	557
Customer relationships	1,851
Other	615

Total	¥6,148

The weighted average amortization periods for software, patent rights and customer relationships are four years, five years and 11 years, respectively.

Total amortization of intangible assets during the years ended March 31, 2008, 2009 and 2010 amounted to ¥11,132 million, ¥13,532 million and ¥11,888 million, respectively.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The estimated aggregate amortization expenses for intangible assets for the next five years are as follows:

Years ending March 31,	(Yen in millions)
2011	¥9,208
2012	7,417
2013	6,061
2014	2,935
2015	2,485

The changes in the amounts of goodwill by reporting segment in the years ended March 31, 2009 and 2010 are as follows:

	Fine Ceramic Parts Group	Semiconductor Parts Group	Applied Ceramic Products Group	Electronic Device Group	Telecommunications Equipment Group	Information Equipment Group	Others	Total
	(Yen in millions)
Balance at March 31, 2008
Goodwill	¥100	¥912	¥9,198	¥29,323	¥—	¥759	¥4,155	¥44,447
Accumulated impairment losses	—	—	(3,175)	—	—	—	(1,478)	(4,653)

	100	912	6,023	29,323	—	759	2,677	39,794
Goodwill acquired during the year	—	—	276	—	18,456	7,717	—	26,449
Impairment of goodwill	—	—	(2,240)	—	—	—	(1,217)	(3,457)
Translation adjustments and reclassification to other accounts	—	—	(233)	35	—	653	(15)	440

Balance at March 31, 2009
Goodwill	100	912	9,241	29,358	18,456	9,129	4,140	71,336
Accumulated impairment losses	—	—	(5,415)	—	—	—	(2,695)	(8,110)

	100	912	3,826	29,358	18,456	9,129	1,445	63,226
Goodwill acquired during the year	—	—	—	—	—	1,082	456	1,538
Impairment of goodwill	—	—	—	—	—	(22)	—	(22)
Translation adjustments and reclassification to other accounts	—	397	(549)	(841)	—	3,853	—	2,860

Balance at March 31, 2010
Goodwill	100	1,309	8,692	28,517	18,456	14,064	4,596	75,734
Accumulated impairment losses	—	—	(5,415)	—	—	(22)	(2,695)	(8,132)

	¥100	¥1,309	¥3,277	¥28,517	¥18,456	¥14,042	¥1,901	¥67,602

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The goodwill of ¥1,538 million which Kyocera acquired during the year ended March 31, 2010 was based on acquisitions of the common stocks of two distributors of information equipment in Korea, Kyocera Mita Korea Co., Ltd. and Kyocera Mita Korea Document Solution Co., Ltd., by Kyocera Mita included in the Information Equipment Group and based on the acquisition of the common stocks of Net it works, Inc. by Kyocera Communication System Co., Ltd. included in Others segment.

The goodwill of ¥26,449 million which Kyocera group acquired during the year ended March 31, 2009 was mainly based on the acquisition of the mobile phone related business from SANYO by Kyocera Corporation included in the Telecommunications Equipment Group and the acquisition of a controlling interest in TAAG to consolidated subsidiary by Kyocera Mita included in the Information Equipment Group.

For detailed information of their acquisitions, see Note 2 to the Consolidated Financial Statements.

In the year ended March 31, 2009, Kyocera recognized impairment losses on goodwill in the amounts of ¥2,240 million in the Applied Ceramic Products Group and ¥1,217 million in the Others segment. The sluggish performances at a U.S. subsidiary in the Applied Ceramic Products Group and at a Japanese subsidiary in Others segment led to significant decline in their fair values. The fair values of those goodwill were determined through the use of various methodologies such as discounted cash flows and comparable valuations of similar companies.

10. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2009 and 2010 are comprised of the following:

Average interest rates on loans from banks are 1.95% and 1.49% at March 31, 2009 and 2010, respectively.

	March 31,
	2009	2010
	(Yen in millions)
Secured	¥281	¥243
Unsecured	10,719	3,830

	¥11,000	¥4,073

Long-term debt at March 31, 2009 and 2010 are comprised of the following:

Range of interest rates on loans from banks and others are from 0.15% to 7.43% and from 0.20% to 11.60% at March 31, 2009 and 2010, respectively.

	March 31,
	2009	2010
	(Yen in millions)
Secured	¥33,192	¥37,713
Unsecured	9,211	4,810

	42,403	42,523
Less, portion due within one year	(13,865)	(13,456)

	¥28,538	¥29,067

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Aggregate maturities of long-term debt at March 31, 2010 are as follows:

Years ending March 31,	(Yen in millions)
2012	¥10,263
2013	9,980
2014	5,240
2015	2,554
2016 and thereafter	1,030

¥29,067

Kyocera’s assets pledged as collateral of property, plant and equipment, net of accumulated depreciation for long-term debt at March 31, 2009 and 2010 were ¥5,090 million and ¥5,005 million, respectively. Kyocera’s assets pledged as collateral of intangible assets for long-term debt at March 31, 2009 and 2010 were ¥1,950 million and ¥1,875 million, respectively.

As described in Note 8 to the Consolidated Financial Statement, since transferring of the finance lease receivables did not qualify as a sale for financial reporting purpose, Kyocera has accounted for the cash received as a secured borrowing. As a result of the transaction, finance lease receivables in the amount of ¥29,691 million and ¥34,807 million as of March 31, 2009 and 2010 have been recorded on the balance sheet, respectively.

11. BENEFIT PLANS

Kyocera adopted measurement date provision of ASC 715, “Compensation—Retirement Benefits” in the year ended March 31, 2009, and measured the funded status of its benefit plans at the date of its fiscal year-end statement of financial position. As a result of applying the transition method of this provision, retained earnings and other comprehensive income at the beginning of the year decreased by ¥522 million and ¥418 million, respectively.

Domestic:

Defined benefit plans

At March 31, 2010, Kyocera Corporation and its major domestic subsidiaries sponsor funded defined benefit pension plans or unfunded retirement and severance plans for their employees.

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

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Major domestic subsidiaries also amended their benefit plans and adopted the “point system” effective April 2006 and April 2007. As a result of this amendment, their projected benefit obligations decreased and such decreases were reflected as prior service costs.

The funded statuses of the benefit plans at Kyocera Corporation and its major domestic subsidiaries as of March 31, 2009 and 2010 are as follows:

	March 31,
	2009	2010
	(Yen in millions)
Change in projected benefit obligations:
Projected benefit obligation at beginning of year	¥116,639	¥134,374
Service cost	9,842	8,805
Interest cost	2,887	2,301
Actuarial loss (gain)	3,304	(5,126)
Benefits paid	(4,845)	(5,762)
Business combination	6,678	—
Amendment	19	—
Other	(150)	—

Projected benefit obligation at end of year	134,374	134,592
Change in plan assets:
Fair value of plan assets at beginning of year	132,431	135,472
Actual return on plan assets	(5,889)	5,430
Employer contribution	10,698	8,767
Benefits paid	(4,806)	(5,685)
Business combination	3,140	—
Other	(102)	—

Fair value of plan assets at end of year	135,472	143,984

Funded status	¥1,098	¥9,392

Amounts recognized in the consolidated balance sheets consist of:

	March 31,
	2009	2010
	(Yen in millions)
Prepaid benefit cost	¥10,447	¥17,337
Accrued benefit liability	(9,349)	(7,945)

Net amount recognized	¥1,098	¥9,392

Amounts recognized in accumulated other comprehensive income (loss) consist of:

	March 31,
	2009	2010
	(Yen in millions)
Prior service cost	¥45,920	¥41,593
Actuarial loss	(40,564)	(31,888)

Accumulated other comprehensive income	¥5,356	¥9,705

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	March 31,
	2009	2010
	(Yen in millions)
Accumulated benefit obligation at end of year	¥133,937	¥134,146
Pension plans with an accumulated benefit obligation in excess of plan assets at the end of year are as follows:
Projected benefit obligation	¥19,334	¥19,578
Accumulated benefit obligation	18,933	19,132
Fair value of plan assets	9,985	11,633

Net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries in the years ended March 31, 2008, 2009 and 2010, include the following components:

	Years ended March 31,
	2008	2009	2010
	(Yen in millions)
Service cost	¥7,668	¥9,842	¥8,805
Interest cost	2,166	2,887	2,301
Expected return on plan assets	(3,193)	(3,549)	(3,054)
Amortization of transition obligation	226	111	—
Amortization of prior service cost	(4,328)	(5,265)	(4,327)
Recognized actuarial loss	1,030	1,106	1,174

Net periodic pension costs	¥3,569	¥5,132	¥4,899

Net periodic pension costs in the year ended March 31, 2009 included the effect of the adoption of ASC 715, “Compensation—Retirement Benefits”.

Changes in other comprehensive income (loss) at Kyocera Corporation and its major domestic subsidiaries in the year ended March 31, 2008, 2009 and 2010 mainly consist of the following components:

	Years ended March 31,
	2008	2009	2010
	(Yen in millions)
Prior service cost due to plan amendments	¥(110)	¥(19)	¥—
Net actuarial (loss) gain incurred during the year	(3,738)	(12,742)	7,502
Amortization of transition obligation	226	111	—
Amortization of prior service cost	(4,328)	(5,265)	(4,327)
Recognized actuarial loss	1,030	1,106	1,174

Total	¥(6,920)	¥(16,809)	¥4,349

Amortization of transition obligation, amortization of prior service cost and recognized actuarial loss in the year ended March 31, 2009 included the effect of the adoption of ASC 715, “Compensation—Retirement Benefits”.

Prior service cost and actuarial loss expected to be amortized at Kyocera Corporation and its major domestic subsidiaries in the year ending March 31, 2011 are as follows:

Year ending March 31, 2011
(Yen in millions)
Amortization of prior service cost	¥(4,329)
Recognized actuarial loss	773

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Assumptions used to determine projected benefit obligations at Kyocera Corporation and its major domestic subsidiaries at March 31, 2009 and 2010 are as follows:

	March 31,
	2009	2010
Discount rate (%)	1.25-2.00	1.00-2.00

Assumptions used to determine net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries for the years ended March 31, 2008, 2009 and 2010 are as follows:

	Years ended March 31,
	2008	2009	2010
Discount rate (%)	1.75-2.00	1.75-2.00	1.25-2.00
Expected long-term rate of return on plan assets (%)	2.50-3.00	1.25-2.20	2.00-2.20

Rate of increase in compensation levels was not used in the calculation of projected benefit obligation and net periodic pension costs for the years ended March 31, 2008, 2009 and 2010 under the “point system.”

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

Plan assets are classified into four major types. Approximately 60% is invested in life insurance company general accounts, approximately 20% is mainly invested in equity securities that are listed on securities exchanges and in debt securities such as governments bonds, approximately 15% is invested in trust funds that invest both long and short in stocks and bonds, and approximately 5% is held in cash and cash equivalents.

In terms of the plan assets management, Kyocera Corporation and its major domestic subsidiaries make appropriate investment choices and optimal portfolios with a consideration of its performances, expected returns and risks, and entrusts their plan assets to the fund trustees which can be expected to be the most appropriate to accomplish Kyocera’s objective. Kyocera Corporation and its major domestic subsidiaries also make an effort to maintain their portfolios within reasonable allocations of plan assets. Kyocera Corporation and its major domestic subsidiaries evaluate their categories of plan assets allocations and can change their portfolios when it is needed.

At March 31, 2010, Kyocera Corporation and its major domestic subsidiaries do not have plans to change their long-term strategy about allocations of plan assets from described above.

Plan assets categories at Kyocera Corporation and its major domestic subsidiaries at March 31, 2010 are as follows:

Level 1 assets are equity securities and corporate bonds which are valued using unadjusted quoted market prices in active markets with sufficient volume and frequency of transactions. Level 2 assets are life insurance company general account, pooled funds and trust funds that invest both long and short in stocks and bonds. Investments in

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

life insurance company general accounts are valued at conversion value. Pooled funds and trust funds are valued at their net asset values that are provided by the fund manager or general partner of the funds. For detailed information of the three levels of input used to measure fair value , see Note 4 to the Consolidated Financial Statements.

	March 31, 2010
	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)	Total
	(Yen in millions)
Plan assets
Life insurance company general account	¥—	¥81,738	¥—	¥81,738
Equity securities:
Domestic	2,561	—	—	2,561
International	5,731	—	—	5,731
Pooled funds(1)	—	10,583	—	10,583
Debt securities:
Corporate bonds	5,374	—	—	5,374
Pooled funds(2)	—	2,596	—	2,596
Other types of investments:
Equity long/short
Domestic(3)	—	4,483	—	4,483
International(4)	—	5,078	—	5,078
Debt long/short(5)	—	11,130	—	11,130
Other	—	2,175	1,568	3,743
Cash and cash equivalents	10,967	—	—	10,967

Total	¥24,633	¥117,783	¥1,568	¥143,984

(1)	This category includes pooled funds that mainly invest in domestic and international equity securities that are listed on securities exchanges.
(2)	This category includes pooled funds that mainly invest in domestic government bonds and municipal bonds.
(3)	This category includes trust funds that mainly invest both long and short in equity securities that are listed on domestic securities exchanges.
(4)	This category includes trust funds that mainly invest both long and short in equity securities that are listed on international securities exchanges.
(5)	This category includes trust funds that mainly invest both long and short in government bonds.

The following table presents additional information about Level 3 assets measured at fair value on recurring basis for the year ended March 31, 2010. Plan assets of Level 3 are invested in multi-strategy hedge funds, which are valued at their net asset values that are provided by the fund manager or general partner of the funds. The net asset values are based on the fair value of the underlying assets owned by the funds, minus its liabilities then divided by the number of units outstanding.

Year ended March 31, 2010
(Yen in millions)
Balance at March, 31 2009	¥1,465
Actual return on plan assets:
Relating to assets still held at the reporting date	87
Relating to assets sold during the period	50
Purchases, sales and settlements	(34)

Balance at March, 31 2010	¥1,568

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Kyocera Corporation and its major domestic subsidiaries forecast to contribute ¥8,800 million to the defined benefit pension plans in the year ending March 31, 2011.

Estimated future benefit payments at Kyocera Corporation and its major domestic subsidiaries are as follows:

Years ending March 31,	(Yen in millions)
2011	¥5,249
2012	5,744
2013	5,793
2014	6,294
2015	6,653
2016 to 2020	41,483

Foreign:

(1) Pension plans

Kyocera International, Inc. and its consolidated subsidiaries (KII), consolidated U.S. subsidiaries of Kyocera Corporation, maintain a non-contributory defined benefit pension plans in the U.S. The KII plan covers substantially certain full-time employees in the U.S., of which benefits are based on years of service and the employees’ average compensation.

AVX Corporation and its consolidated subsidiaries (AVX), consolidated U.S. subsidiaries of Kyocera Corporation, maintain non-contributory defined benefit pension plans in the U.S. and contributory defined benefit pension plans inside the U.S. Pension benefits provided to certain U.S. employees covered under collective bargaining agreements are based on a flat benefit formula. Effective December 31, 1995, AVX froze benefit accruals under its domestic non-contributory defined benefit pension plan for a significant portion of the employees covered under collective bargaining agreements. AVX’s pension plans for certain European employees provide for benefits based on a percentage of final pay. AVX’s funding policy is to contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws.

TAAG, a German subsidiary of Kyocera Mita, maintains a defined benefit pension plan, which covers certain employees in Germany. TAAG does not maintain an external fund for this benefit pension plan.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The following table sets forth the funded statuses of the plans at KII, AVX and TAAG as of March 31, 2009 and 2010:

	March 31,
	2009	2010
	(Yen in millions)
Change in benefit obligations:
Benefit obligation at beginning of year	¥24,417	¥35,122
Service cost	453	297
Interest cost	1,768	2,123
Plan participants’ contributions	41	25
Actuarial (gain) loss	(2,420)	5,043
Benefits paid	(1,466)	(2,329)
Acquisition	16,204	—
Foreign exchange adjustment	(3,845)	(1,296)
Other	(30)	(82)

Benefit obligation at end of year	35,122	38,903
Change in plan assets:
Fair value of plan assets at beginning of year	21,276	13,263
Actual return on plan assets	(4,885)	3,996
Employer contribution	1,404	1,187
Plan participants’ contributions	41	25
Benefits paid	(1,174)	(1,063)
Foreign exchange adjustment	(3,369)	(412)
Other expenses	(30)	(31)

Fair value of plan assets at end of year	13,263	16,965

Funded status	¥(21,859)	¥(21,938)

Amounts recognized in the consolidated balance sheets consist of:

	March 31,
	2009	2010
	(Yen in millions)
Accrued benefit liability	¥(21,859)	¥(21,938)

Net amount recognized	¥(21,859)	¥(21,938)

Amounts recognized in accumulated other comprehensive income (loss) consist of:

	March 31,
	2009	2010
	(Yen in millions)
Prior service cost	¥(114)	¥(99)
Actuarial loss	(5,731)	(7,168)

Accumulated other comprehensive loss	¥(5,845)	¥(7,267)

	March 31,
	2009	2010
	(Yen in millions)
Accumulated benefit obligation at end of year	¥33,995	¥37,924

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Pension plans with an accumulated benefit obligation in excess of plan assets at the end of year:

	March 31,
	2009	2010
	(Yen in millions)
Projected benefit obligation	¥35,122	¥38,903
Accumulated benefit obligation	33,995	37,924
Fair value of plan assets	13,263	16,965

Net periodic pension costs at KII, AVX and TAAG in the years ended March 31, 2008, 2009 and 2010 include the following components:

	Years ended March 31,
	2008	2009	2010
	(Yen in millions)
Service cost	¥556	¥453	¥297
Interest cost	1,514	1,768	2,123
Expected return on plan assets	(1,639)	(1,684)	(988)
Amortization of prior service cost	15	13	9
Recognized actuarial loss	205	102	283

Net periodic pension costs	¥651	¥652	¥1,724

Net periodic pension costs in the year ended March 31, 2009 included the effect of adoption of ASC 715, “Compensation—Retirement Benefits”.

Changes in other comprehensive income (loss) at KII, AVX and TAAG in the year ended March 31, 2008, 2009 and 2010 mainly consist of the following components:

	Years ended March 31,
	2008	2009	2010
	(Yen in millions)
Net actuarial gain (loss) incurred during the year	¥2,126	¥(4,149)	¥(2,035)
Amortization of prior service cost	15	13	9
Recognized actuarial loss	205	102	283

Total	¥2,346	¥(4,034)	¥(1,743)

Amortization of prior service cost and recognized actuarial loss in the year ended March 31, 2009 included the effect of the adoption of ASC 715, “Compensation—Retirement Benefits”.

Prior service cost and actuarial loss expected to be amortized at KII, AVX and TAAG in the year ending March 31, 2011 are as follows:

Year ending March 31, 2011
(Yen in millions)
Amortization of prior service cost	¥10
Recognized actuarial loss	276

Assumptions used to determine projected benefit obligations of the plans at KII, AVX and TAAG as of March 31, 2009 and 2010 are as follows:

	March 31,
	2009	2010
Discount rate (%)	5.60-7.30	4.80-6.00
Rate of increase in compensation levels (%)	2.50-4.00	2.00-4.25

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Assumptions used to determine net periodic pension costs at KII, AVX and TAAG in the years ended March 31,

2008, 2009 and 2010 are as follows:

Years ended March 31,
	2008	2009	2010
Discount rate (%)	4.40-6.00	5.50-6.50	5.60-7.30
Rate of increase in compensation levels (%)	3.40-4.50	3.90-4.50	2.50-4.00
Expected long-term rate of return on plan assets (%)	6.60-8.50	6.60-8.50	6.50-8.50

KII and AVX determine their expected long-term rate of return on plan assets based on the consideration of the current expectations for future returns and the historical returns of other plan assets categories in which they invest.

KII’s and AVX’s plan assets categories at March 31, 2010 are as follows:

Level 1 assets are equity securities and government bonds which are valued using unadjusted quoted market prices in active markets with sufficient volume and frequency of transactions. Level 2 assets are government agency bonds, corporate bonds and pooled separate accounts at AVX, which are valued at their net asset values that are provided by the fund manager or general partner of the funds. For detailed information of the three levels of input used to measure fair value , see Note 4 to the Consolidated Financial Statements.

	March 31, 2010
	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)	Total
	(Yen in millions)
Plan assets
Equity securities:
International	¥4,661	¥25	¥—	¥4,686
Debt securities:
Government bonds	186	—	—	186
Government agency bonds	—	588	—	588
Corporate bonds	—	612	—	612
Pooled separate accounts(1)	—	10,303	—	10,303
Other	—	515	—	515
Cash and cash equivalents	75	—	—	75

Total	¥4,922	¥12,043	¥—	¥16,965

(1)	This category includes pooled separate accounts held by AVX that mainly invest in equity securities and debt securities.

KII’s long-term strategy is for target allocation of 70%-80% equity securities and 20%-30% debt securities for its defined benefit plans. AVX’s long-term strategy is for target allocation of 40% equity and 60% fixed income for its U.S. defined benefit plans and 60% equity and 40% fixed income for its Europe defined benefit plans.

KII and AVX forecast to contribute ¥1,341 million to the defined benefit pension plans in the year ending March 31, 2011.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Estimated future benefit payments of the plans at KII, AVX and TAAG are as follows:

Years ending March 31,	(Yen in millions)
2011	¥2,113
2012	2,122
2013	2,182
2014	2,230
2015	2,303
2016 to 2020	12,381

(2) Savings plans

KII and AVX maintain retirement savings plans which allow eligible U.S. employees to defer part of their annual compensation.

AVX also maintains non-qualified deferred compensation programs which permit key employees to annually elect to defer a portion of their compensation until retirement. Contributions to the plans for the years ended March 31, 2008, 2009 and 2010 were ¥979 million, ¥930 million, and ¥698 million, respectively.

12. STOCK OPTION PLANS

Kyocera Corporation:

Kyocera Corporation granted directors, corporate auditors, corporate executive officers and certain key employees of Kyocera with stock option plans until the year ended March 31, 2006. Kyocera granted no stock option after the year ended March 31, 2007. All options had been exercised or expired or cancelled for the year ended March 31, 2009.

At March 31, 2010, there was no outstanding option and no share of its common stock for the plans.

The total aggregate intrinsic value of options exercised was ¥3,006 million and ¥300 million for the years ended March 31, 2008 and 2009, respectively.

Cash received from the exercise of stock options was ¥7,006 million and ¥2,955 million for the years ended March 31, 2008 and 2009, respectively.

AVX Corporation:

AVX has four fixed stock option plans. Under the 1995 stock option plan, as amended, AVX could grant options to employees for the purchase of up to an aggregate of 9,300 thousand shares of common stock. Under the non-employee directors’ stock option plan, as amended, AVX could grant options for the purchase of up to an aggregate of 650 thousand shares of common stock. No awards were made under these two plans after August 1, 2005. Under the 2004 stock option plan, as amended, AVX may grant options to employees for the purchase of up to an aggregate of 10,000 thousand shares of common stock. Under the 2004 non-employee directors’ stock option plan, as amended, AVX may grant options for the purchase of up to an aggregate of 1,000 thousand shares of common stock. Under all plans, the exercise price of each option shall not be less than the market price of AVX’s stock on the date of grant and an option’s maximum term is 10 years. Options granted under the 1995 stock option plan and the 2004 stock option plan vest as to 25% annually and options granted under the non-employee directors’ stock option plan and the 2004 non-employee directors’ stock option plan vest as to one

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

third annually. Requisite service periods related to all of the plans begin on the grant date. The number of shares of common stock available for future issuance under all of the plans, consisting of options available to be granted and options currently outstanding, was 13,846 thousand at March 31, 2010.

Activity under AVX’s stock option plans is summarized as follows:

	Number of Options (in thousands)	Weighted Average Exercise Price	Weighted Average Contractual Life Remaining (years)	*Aggregated Intrinsic Value (Yen in millions)
Outstanding at March 31, 2009	4,450	$16.31
Granted	530	9.71
Exercised	(12)	11.33		¥2
Expired and cancelled	(90)	16.13

Outstanding at March 31, 2010	4,878	$15.61	4.67	¥—

Exercisable at March 31, 2010	3,623	$16.60	3.45	¥—

*	Options outstanding and exercisable at March 31, 2010 have a negative aggregated intrinsic value.

The total aggregate intrinsic value of options exercised is ¥375 million, ¥88 million and ¥2 million for the years ended March 31, 2008, 2009 and 2010, respectively.

Unvested share activity under AVX’s stock options plans at March 31, 2010 is summarized as follows:

	Number of Options (in thousands)	Weighted Average Grant-Dated Fair Value
Unvested balance at March 31, 2009	1,245	$4.69
Options granted	530	2.18
Option forfeited	(22)	4.35
Options vested	(498)	5.53

Unvested balance at March 31, 2010	1,255	$2.65

At March 31, 2010, ¥211 million of total unrecognized compensation costs related to unvested awards is expected to be recognized over the vesting period, approximately four years. The total aggregate fair value of options vested is ¥352 million, ¥473 million and ¥256 million for the years ended March 31, 2008, 2009 and 2010, respectively.

The weighted average estimated fair value of AVX’s stock options granted at grant date market prices was $5.63, $3.48 and $2.18 per option for the years ended March 31, 2008, 2009 and 2010, respectively. The consolidated statement of income includes ¥159 million, net of ¥31 million of tax benefit, in stock based compensation expense for the year ended March 31, 2010.

Cash received from the exercise of stock options was ¥669 million, ¥356 million and ¥12 million for the years ended March 31, 2008, 2009 and 2010, respectively. Excess tax benefit from stock-based payment arrangements was ¥113 million, ¥24 million and ¥1 million for the year ended March 31, 2008, 2009 and 2010, respectively.

AVX’s weighted average fair value is estimated at the date of grant using Black Scholes model. AVX estimated volatility by considering AVX’s historical stock volatility. AVX calculated the dividend yield based on historical

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

dividend paid. AVX has estimated forfeitures in determining the weighted average fair value calculation. The forfeiture rate used for the year ended March 31, 2010 was 6.8%. The following are significant weighted average assumptions used for estimating the fair value of options issued under AVX’s stock option plans:

	Years ended March 31,
	2008	2009	2010
Interest rate	4.53%	3.22%	2.41%
Expected life	5 years	5 years	5 years
Volatility	32.51%	28.46%	26.60%
Expected dividends	0.88%	1.24%	1.65%

Kyocera Wireless Corp. :

Kyocera Wireless Corp. (KWC) provides key employees with stock options. The options become vested gradually over a four-year period provided participants remain a KWC employee. The exercise price shall not be less than 85% of the fair value of the common stock at the time the option is granted, and the grant has a maximum term of 10 years. Since KWC’s securities are not traded on any stock exchange, KWC’s Board of Directors is responsible for determining the fair value using reasonable means. KWC may grant options to all key employees for the purchase for up to an aggregate of 3,800 thousand shares of common stock. The issuance of new options under this plan has been suspended as of April 1, 2006.

Activity under KWC’s stock option plan is summarized as follows:

	Number of Options (in thousands)	Weighted Average Exercise Price	Weighted Average Contractual Life Remaining (years)	*Aggregated Intrinsic Value (Yen in millions)
Outstanding at March 31, 2009	886	$2.30
Granted	—	—
Exercised	—	—		¥—
Expired and cancelled	(554)	2.31

Outstanding at March 31, 2010	332	$2.27	3.79	¥—

Exercisable at March 31, 2010	332	$2.27	3.79	¥—

*	Options outstanding and exercisable at March 31, 2010 have a negative aggregated intrinsic value.

Unvested share activity under KWC’s stock options plan at March 31, 2010 is summarized as follows:

	Number of Options (in thousands)	Weighted Average Grant-Date Fair Value
Unvested balance at March 31, 2009	23	$0.63
Options granted	—	—
Option forfeited	(5)	0.63
Options vested	(18)	0.63

Unvested balance at March 31, 2010	—	$—

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

At March 31, 2010, there was no unrecognized compensation cost related to unvested awards. The total aggregate fair value of options vested is ¥13 million, ¥4 million and ¥1 million for the years ended March 31, 2008, 2009 and 2010, respectively.

The consolidated statement of income includes ¥1 million in stock based compensation expense for the year ended March 31, 2010.

13. DERIVATIVES AND HEDGING

Kyocera’s activities are exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates, interest rates and stock prices. Approximately 60% of Kyocera’s revenues are generated from overseas customers, which exposes Kyocera to foreign currency exchange rates fluctuations. These financial exposures are monitored and managed by Kyocera as an integral part of its overall risk management program. Kyocera’s risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

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

By using derivative financial instruments to hedge exposures to changes in exchange rates and interest rates, Kyocera became exposed itself to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contracts. When the fair value of a derivative contract is positive, the counterparty owes Kyocera, which creates repayment risk for Kyocera. When the fair value of a derivative contract is negative, Kyocera owes the counterparty and, therefore, it does not possess repayment risk. Kyocera minimizes the credit (or repayment) risk in derivative financial instruments by (a) entering into transactions with creditworthy counterparties, (b) limiting the amount of exposure to each counterparty, and (c) monitoring the financial condition of its counterparties.

Cash Flow Hedges:

Kyocera uses certain foreign currency forward contracts designated as cash flow hedges to protect against foreign currency exchange rate risks inherent in its forecasted transactions related to purchase commitments and sales. Kyocera also uses interest rate swaps and interest rate caps mainly to convert a portion of its variable rate debt to fixed rates.

Other Derivatives:

Kyocera’s main direct foreign export sales and some import purchases are denominated in the customers’ and suppliers’ local currency, principally the U.S. dollar and the Euro. Kyocera purchases foreign currency forward contracts with terms normally lasting less than four months and currency swaps to protect against the adverse

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

effects that exchange-rate fluctuations may have on foreign-currency-denominated trade receivables, payables and borrowings. The gains and losses on both the derivatives and the foreign currency-denominated trade receivable, payable and borrowings are recorded as foreign currency transaction gains (losses), net in the consolidated statement of income. Kyocera does not adopt hedge accounting for such derivatives.

The aggregate contract amounts of derivative financial instruments at March 31, 2009 and 2010 are as follows:

	March 31,
	2009	2010
	Aggregate Contract Amounts	Aggregate Contract Amounts
	(Yen in millions)
Derivatives designated as hedging instruments:
Foreign currency forward contracts	¥9,750	¥11,961
Interest rate swaps	650	625
Interest rate caps	2,275	3,125

Total	¥12,675	¥15,711
Derivatives not designated as hedging instruments:
Foreign currency forward contracts	¥101,346	¥95,758
Currency swaps	331	279

Total	¥101,677	¥96,037

Total derivatives	¥114,352	¥111,748

The location and fair value of derivative financial instruments in the consolidated balance sheets at March 31, 2009 and 2010 are as follows:

		March 31,
	Location	2009	2010
	(Yen in millions)
Derivative Assets:
Derivatives designated as hedging instruments:
Foreign currency forward contracts	Other current assets	¥133	¥79
Interest rate caps	Other current assets	0	—

Total		¥133	¥79

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Other current assets	¥95	¥681

Total		¥95	¥681

Total derivatives		¥228	¥760

Derivative Liabilities:
Derivatives designated as hedging instruments:
Foreign currency forward contracts	Other current liabilities	¥265	¥167
Interest rate swaps	Other current liabilities	49	44

Total		¥314	¥211

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Other current liabilities	¥3,450	¥817
Currency swaps	Other current liabilities	10	9

Total		¥3,460	¥826

Total derivatives		¥3,774	¥1,037

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The location and amount of derivative financial instruments in the comprehensive income for the years ended March 31, 2009 and 2010 are as follows:

Derivatives designated as cash flow hedge:

Gains (losses) recognized in accumulated other comprehensive income

	Years ended March 31,
	2009	2010
	(Yen in millions)
Foreign currency forward contracts	¥(280)	¥25
Interest rate swaps	(61)	38
Interest rate caps	0	—

Total	¥(341)	¥63

Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)

		Years ended March 31,
	Location	2009	2010
		(Yen in millions)
Foreign currency forward contracts	Net sales and Cost of sales	¥(417)	¥(141)
Interest rate swaps	Interest expense	0	20
Interest rate swaps	Equity in earnings (losses) of affiliates and unconsolidated subsidiaries	9	(36)
Interest rate caps	Interest expense	0	—

Total		¥(408)	¥(157)

Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)

		Years ended March 31,
	Location	2009	2010
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction (losses) gains, net	¥184	¥(15)
Interest rate caps	Interest expense	—	—

Total		¥184	¥(15)

Derivatives not designated as hedging instruments:

Gains (losses) recognized in income

		Years ended March 31,
	Location	2009	2010
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction (losses) gains, net	¥(6,350)	¥3,219
Currency swaps	Foreign currency transaction (losses) gains, net	(10)	1

Total		¥(6,360)	¥3,220

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

14. COMMITMENTS AND CONTINGENCIES

As of March 31, 2010, Kyocera had contractual obligations for the acquisition or construction of property, plant and equipment aggregating ¥9,886 million principally due within one year.

Kyocera is lessee under long-term operating leases primarily for office space and equipment. Rental expenses for operating leases were ¥10,577 million, ¥9,298 million and ¥9,210 million for the years ended March 31, 2008, 2009 and 2010, respectively.

Future minimum lease commitments under non-cancelable operating leases at March 31, 2010 are as follows:

Years ending March 31,	(Yen in millions)
2011	¥5,055
2012	3,335
2013	2,117
2014	1,354
2015	794
2016 and thereafter	1,387

¥14,042

Kyocera has entered into material supply agreements for a significant portion of anticipated material used in its operations. Under those agreements, during the year ended March 31, 2010, Kyocera purchased ¥12,493 million and is obligated to purchase ¥271,436 million in total by the end of December 2020.

Kyocera guarantees the debt of employees, an investee and an unconsolidated subsidiary. At March 31, 2010, the total amount of these guarantees was ¥725 million. The financial guarantees are made in the form of commitments and letters of awareness issued to financial institutions and generally obligate Kyocera to make payments in the event of default by the borrowers.

AVX has been named as a potentially responsible party (PRP) in state and federal administrative proceedings seeking contribution for costs associated with the correction and remediation of environmental conditions at various waste disposals and operating sites. AVX continues to monitor these actions and proceedings and to vigorously defend its interests. AVX currently has reserves for current remediation, compliance and legal cost related to these matters.

In July 2007, AVX received oral notification from the Environmental Protection Agency (EPA), and in December 2007, written notification from the U.S. Department of Justice indicating that the United States is preparing to exercise the reopener provision under a 1991 consent decree relating to the environmental conditions at, and remediation of, New Bedford Harbor in the Commonwealth of Massachusetts. The EPA has indicated that remediation costs through December 6, 2007 (which remediation is ongoing) are approximately ¥29,621 million. AVX has not yet completed an investigation of the monies spent or its available defenses in light of the notification. AVX has also not yet determined whether or to what extent other parties may bear responsibility for these costs.

On April 1, 2008, the U.S. Department of Justice indicated that the future work to be performed at the harbor is expected to exceed hundreds of millions of dollars under current estimates. AVX anticipates further discussions with the U.S. Department of Justice, the EPA and the Commonwealth of Massachusetts.

The potential impact of this matter on Kyocera’s consolidated results of operations, financial positions and cash flows cannot be determined at this time.

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

The Corporation Act requires a domestic company to appropriate as legal reserve or additional paid-in capital, an amount equal to 10% of the amount paid out for dividends until the sum of the legal reserve and additional paid-in capital equals 25% of its stated capital. The legal reserve and additional paid-in capital, which could be decreased due to shareholder actions, may be transferred to stated capital or used to reduce a deficit principally. The appropriated legal reserve at March 31, 2010 included in retained earnings was ¥22,096 million.

The Corporation Act does not permit any payment of dividends in connection with repurchased treasury stock. Kyocera repurchased treasury stock mainly for the expeditious execution of capital strategies in the future, which are restricted as to the payment of cash dividends. The amount of statutory retained earnings of Kyocera Corporation available for the payment of dividends to shareholders at March 31, 2010 was ¥642,839 million.

The accompanying consolidated financial statements do not include any provision for the dividend of ¥60 per share aggregating ¥11,011 million payable on June 28, 2010 which was approved by the shareholders at the meeting held on June 25, 2010.

Kyocera’s equity in retained earnings or deficits of affiliates and unconsolidated subsidiaries accounted for by the equity method of accounting aggregating ¥(1,611) million at March 31, 2010 was included in retained earnings.

Changes in accumulated other comprehensive income (loss) are as follows:

	Foreign Currency Translation Adjustments	Pension Adjustments	Net Unrealized Gains on Securities	Net Unrealized Gains (Losses) on Derivative Financial Instruments	Total Accumulated Comprehensive Income
	(Yen in millions)
Balance at March 31, 2007	¥2,904	¥15,419	¥184,670	¥63	¥203,056
Net change for the year	(36,698)	(2,554)	(119,871)	133	(158,990)

Balance at March 31, 2008	(33,794)	12,865	64,799	196	44,066
Cumulative effect of applying ASC 715 to opening balance	—	(418)	—	—	(418)
Net change for the year	(32,408)	(12,394)	(53,178)	(341)	(98,321)

Balance at March 31, 2009	(66,202)	53	11,621	(145)	(54,673)
Net change for the year	(9,287)	1,003	11,847	63	3,626
Other	40	(3)	—	—	37

Balance at March 31, 2010	¥(75,449)	¥1,053	¥23,468	¥(82)	¥(51,010)

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Tax effects allocated to each component of other comprehensive income (loss) and adjustments, excluding amounts attributable to noncontrolling interests, are as follows:

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Yen in millions)
For the year ended March 31, 2008:
Foreign currency translation adjustments	¥(36,679)	¥(19)	¥(36,698)
Pension adjustments:
Amount arising during the year	(1,676)	914	(762)
Reclassification adjustments for gains and losses realized in net income	(2,983)	1,191	(1,792)

Net change for the year	(4,659)	2,105	(2,554)
Net unrealized losses on securities:
Amount arising during the year	(203,870)	83,491	(120,379)
Reclassification adjustments for gains and losses realized in net income	896	(388)	508

Net change for the year	(202,974)	83,103	(119,871)
Net unrealized gains on derivative financial instruments:
Amount arising during the year	261	(51)	210
Reclassification adjustments for gains and losses realized in net income	(103)	26	(77)

Net change for the year	158	(25)	133

Other comprehensive income (loss)	¥(244,154)	¥85,164	¥(158,990)

For the year ended March 31, 2009:
Cumulative effect of applying ASC 715 to opening balance	¥(709)	¥291	¥(418)

Foreign currency translation adjustments	¥(32,320)	¥(88)	¥(32,408)
Pension adjustments:
Amount arising during the year	(15,439)	4,945	(10,494)
Reclassification adjustments for gains and losses realized in net income	(3,293)	1,393	(1,900)

Net change for the year	(18,732)	6,338	(12,394)
Net unrealized losses on securities:
Amount arising during the year	(99,457)	40,606	(58,851)
Reclassification adjustments for gains and losses realized in net income	9,560	(3,887)	5,673

Net change for the year	(89,897)	36,719	(53,178)
Net unrealized losses on derivative financial instruments:
Amount arising during the year	(707)	142	(565)
Reclassification adjustments for gains and losses realized in net income	278	(54)	224

Net change for the year	(429)	88	(341)

Other comprehensive income (loss)	¥(141,378)	¥43,057	¥(98,321)

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Yen in millions)
For the year ended March 31, 2010:
Foreign currency translation adjustments	¥(9,700)	¥413	¥(9,287)
Pension adjustments:
Amount arising during the year	5,784	(2,830)	2,954
Reclassification adjustments for gains and losses realized in net income	(3,433)	1,482	(1,951)

Net change for the year	2,351	(1,348)	1,003
Net unrealized gains on securities:
Amount arising during the year	19,533	(7,842)	11,691
Reclassification adjustments for gains and losses realized in net income	266	(110)	156

Net change for the year	19,799	(7,952)	11,847
Net unrealized gains on derivative financial instruments:
Amount arising during the year	(119)	10	(109)
Reclassification adjustments for gains and losses realized in net income	204	(32)	172

Net change for the year	85	(22)	63

Other comprehensive income (loss)	¥12,535	¥(8,909)	¥3,626

16. IMPAIRMENT OF LONG-LIVED ASSETS

In the year ended March 31, 2009, pursuant to ASC 360 “Property, Plant and Equipment,” Kyocera recognized ¥2,309 million of an impairment loss on long-lived assets which were used for a production of Organic Light-Emitting Diode (OLED) displays in the Electronic Device Group. Such loss was included in selling, general and administrative expenses. Since qualities and characteristics of OLED displays requested by the users heightened recently and Kyocera changed the target of production in which they were used, Kyocera transferred such business from a manufacturing department to a research and development department. As a result of this transfer, Kyocera reviewed the future plan of OLED displays business and concluded the expected undiscounted cash flow from the long-lived assets of OLED displays business less than its carrying value. Consequently, Kyocera recorded a loss on impairment based on the amount by which the carrying value exceeded the fair value of the long-lived assets of OLED displays business. The fair value of the long-lived assets of OLED displays business was estimated using the expected present value of future cash flow.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

17. INCOME TAXES

Income before income taxes and income taxes for the years ended March 31, 2008, 2009 and 2010 are made up of the following components:

	Years ended March 31,
	2008	2009	2010
	(Yen in millions)
Income before income taxes:
Domestic	¥121,498	¥31,735	¥28,477
Foreign	53,344	24,247	32,321

Total income before income taxes	¥174,842	¥55,982	¥60,798

Income taxes:
Current income taxes:
Domestic	¥48,941	¥11,603	¥17,213
Foreign	12,721	7,324	7,232

Total current income taxes	61,662	18,927	24,445

Deferred income taxes:
Domestic	26	4,901	(10,089)
Foreign	(1,453)	(1,049)	1,009

Total deferred income taxes	(1,427)	3,852	(9,080)

Total income taxes	¥60,235	¥22,779	¥15,365

In Japan, a company is subject to a number of taxes, based on income, which in the aggregate indicate normal statutory income tax rates for the years ended 2008, 2009 and 2010 of approximately 41.0%.

Reconciliations between the Japanese statutory income tax rate and Kyocera’s effective income tax rate for the years ended March 31, 2008, 2009 and 2010 are as follows:

	Years ended March 31,
	2008	2009	2010
Japanese statutory income tax rate	41.0%	41.0%	41.0%
Difference in statutory tax rates of foreign subsidiaries	(4.7)	(7.9)	(7.7)
Change in valuation allowance	0.6	10.5	(1.7)
Tax credit for research and development expenses	(2.5)	(1.9)	(4.4)
Tax refunds related to transfer pricing adjustments	(0.2)	(0.6)	(0.1)
Uncertainty in income taxes	1.9	(0.2)	(1.6)
Tax rate change*	(0.9)	0.0	—
Other	(0.7)	(0.2)	(0.2)

Effective income tax rate	34.5%	40.7%	25.3%

*	On January 1, 2008, income tax rates for companies was changed to 25.0% in China, which decreased the effective income tax rate in fiscal 2008 by 0.9 points. On April 1, 2009, income tax rates for companies was changed to 17.0% in Singapore, which had no material impact on the effective income tax rate in fiscal 2009.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The components of the deferred tax assets and deferred tax liabilities at March 31, 2009 and 2010 are as follows:

	March 31,
	2009	2010
	(Yen in millions)
Deferred tax assets:
Enterprise tax	¥473	¥1,409
Inventories	20,266	19,742
Provision for doubtful accounts and loss on bad debts	1,753	3,376
Accrued expenses	8,788	7,955
Employee benefits	24,010	24,060
Depreciation and amortization	39,876	37,837
Securities	4,609	9,403
Net operating losses and tax credit carry forwards	32,064	28,333
Liquidation of a foreign subsidiary	3,506	3,694
Other	3,770	3,849

Total gross deferred tax assets	139,115	139,658
Valuation allowance	(43,236)	(40,270)

Net deferred tax assets	¥95,879	¥99,388

Deferred tax liabilities:
Depreciation and amortization	¥10,568	¥9,005
Deduction of foreign branch losses	2,997	1,376
Securities	94,594	102,786
Prepaid benefit cost	4,308	6,823
Sale of certain real estate in overseas	3,161	—
Other	2,621	1,682

Total deferred tax liabilities	¥118,249	¥121,672

Net deferred tax liabilities	¥(22,370)	¥(22,284)

Net deferred tax assets and liabilities at March 31, 2009 and 2010 are reflected in the consolidated balance sheets under the following captions.

	March 31,
	2009	2010
	(Yen in millions)
Deferred income taxes—current assets	¥35,187	¥40,872
Other assets	13,992	12,488
Other current liabilities	(10)	(25)
Deferred income taxes—non-current liabilities	(71,539)	(75,619)

Net deferred tax liabilities	¥(22,370)	¥(22,284)

At March 31, 2010, Kyocera had net operating losses carried forward of approximately ¥75,762 million, which are available to offset future taxable income. Of these net operating losses carried forward, the amount of ¥18,484 million recorded at domestic subsidiaries will expire within next seven years, and the amount of approximately ¥18,828 million recorded at U.S. subsidiaries will expire within next 20 years. Certain other foreign subsidiaries have net operating losses carried forward totaling approximately ¥38,450 million of which most have no expiration date.

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

At March 31, 2010, Kyocera had tax credit carried forward of ¥4,985 million, which are available to offset future income taxes. Of these tax credit carried forward, the amount of ¥89 million recorded at domestic subsidiaries will expire within next three years and the amount of ¥3,002 million and ¥1,894 million recorded at U.S. subsidiaries will expire within 20 years and will be available without expiration, respectively.

Kyocera intends to reinvest certain undistributed earnings of foreign subsidiaries for an indefinite period of time. Therefore, no deferred tax liabilities have been provided on undistributed earnings of these subsidiaries, which are not expected to be remitted in the foreseeable future. Kyocera estimates this unrecognized deferred tax liabilities are ¥8,882 million at March 31, 2010. The undistributed earnings of these subsidiaries are ¥231,759 million at March 31, 2010.

Total gross deferred tax assets at March 31, 2009 and 2010 were reduced by valuation allowances of ¥43,236 million and ¥40,270 million, respectively.

A reconciliation of the beginning and ending amount of gross valuation allowance for deferred tax asset is as follows:

	March 31,
	2008	2009	2010
	(Yen in millions)
Balance at beginning of year	¥42,124	¥39,780	¥43,236
Increase	12,207	12,874	7,034
Decrease	(11,047)	(9,022)	(8,905)
Other*	(3,504)	(396)	(1,095)

Balance at end of year	¥39,780	¥43,236	¥40,270

*	Other consists mainly of foreign currency translation adjustments.

In June 2006, the FASB issued an interpretation, “Accounting for Uncertainty in Income Taxes—an interpretation of ASC 740” which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with ASC 740, “Income Taxes”. This interpretation was effective for fiscal years beginning after December 15, 2006. Cumulative effect of applying ASC 740, which was effective April 1, 2007, increased the opening balance of retained earnings by ¥3,968 million.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	March 31,
	2008	2009	2010
	(Yen in millions)
Balance at beginning of year	¥3,650	¥8,642	¥10,518
Increase—tax position in prior years	3,356	442	20
Increase—tax position in current year	1,839	2,269	1,800
Decrease—tax position in prior years	(203)	(835)	(1,634)
Settlements with taxing authorities	—	—	(2,336)
Lapse of statute of limitations	—	—	(16)

Balance at end of year	¥8,642	¥10,518	¥8,352

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Gross unrecognized tax benefits on the consolidated balance sheets that if recognized would affect the effective tax rate are ¥10,518 million and ¥8,352 million, at March 31, 2009 and 2010, respectively. Kyocera expects that significant change in unrecognized tax benefits might occur within the next 12 months and that such change will not have significant impact on Kyocera’s consolidated results of operations and financial position.

Kyocera recorded interest and penalties related to unrecognized tax benefits as current income taxes in the consolidated statement of income in the amount of ¥676 million, ¥71 million and ¥(226) million for the year ended March 31, 2008, 2009 and 2010, respectively, and as other non-current liabilities in the consolidated balance sheet in the amounts of ¥827 million and ¥316 million at March 31, 2009 and 2010, respectively. The above table excludes this accrual for estimated interest and penalties.

At March 31, 2010, Kyocera is subject to income tax examinations by tax authorities for the tax years 2003 and forward in Japan, and for the tax year 2003 and for the tax years 2007 and forward in the United States for its major jurisdictions.

On March 31, 2010, Kyocera Corporation received a notice of tax assessment based on transfer pricing adjustments from the Osaka Regional Tax Bureau stating that, in the Bureau’s judgment, allocation of profit earned from transfers of products between Kyocera Corporation and its overseas subsidiaries was not appropriate for the five years from the year ended March 31, 2004 through the year ended March 31, 2008. The notice indicated that resultant additional taxes, including local taxes, etc., amounted to ¥2,570 million.

Kyocera continues to cope with transfer pricing adjustments appropriately, which have been accounted for in accordance with ASC 740, “Income Taxes”. Kyocera does not anticipate the final resolution of these procedures to have a material impact on the consolidated statements of income in the future.

18. SUPPLEMENTAL EXPENSE INFORMATION

Supplemental expense information is as follows:

	Years ended March 31,
	2008	2009	2010
	(Yen in millions)
Research and development expenses	¥61,605	¥65,932	¥49,911
Advertising expenses	11,036	9,655	7,346
Shipping and handling cost included in selling, general and administrative expenses	17,802	16,411	14,140

During the year ended March 31, 2009, Kyocera recorded ¥8,314 million of gains on sales of property, plant and equipment, net which includes gains on sales of certain properties in Japan and overseas. Such gains were included as deductions of selling, general and administrative expenses.

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

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

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

Optical Communication Device Packages and Components

Organic Multilayer Packages and Substrates

(Applied Ceramic Products Group)

Residential and Industrial Solar Power Generating Systems

Solar Cells and Modules

Cutting Tools, Micro Drills

Medical and Dental Implants

Jewelry and Fine Ceramic Application Products

(Electronic Device Group)

Ceramic Capacitors, Tantalum Capacitors

SAW Devices, RF Modules, EMI Filters

Timing Devices such as TCXOs, Crystal Units, Clock Oscillators and Ceramic Resonators

Connectors

Thermal Printheads, Inkjet Printheads

Amorphous Silicon Photoreceptor Drums

Liquid Crystal Displays

(Telecommunications Equipment Group)

CDMA Mobile Phone Handsets

Personal Handy Phone System (PHS) related Products such as PHS Mobile Phone Handsets and PHS Base Stations

Wireless Broadband Systems such as WiMAX associated products

(Information Equipment Group)

Color and Black & White Office Equipment such as ECOSYS Printers, Multifunction Peripherals

Wide Format Multifunctional Systems

Printer and Multifunction Peripherals Supplies

Business Solution Services such as Managed Print Service

(Others)

Telecommunication Engineering Business

Integrated Business of Information Systems and Network Infrastructure

Data Center Business

Management Consulting Business

Chemical Materials for Electronic Components

Electrical Insulators, Molded Products

Real Estate Business

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Inter-segment sales, operating revenue and transfers are made with reference to prevailing market prices. Transactions between reportable segments are immaterial and not shown separately.

Operating profit for each reporting segment represents net sales, less related costs and operating expenses, excluding corporate revenue and expenses, equity in earnings, income taxes and net income attributable to noncontrolling interests.

Assets for each reporting segment represent those assets associated with a specific reporting segment. Corporate assets consist primarily of cash and cash equivalents, the facilities of corporate headquarters and various other investments and assets that are not specific to each reporting segment.

Kyocera’s sales to KDDI Corporation and its consolidated subsidiaries (KDDI) which are mainly recorded in the Telecommunications Equipment Group are as follows:

	Years ended March 31,
	2008	2009	2010
Amount of sales to KDDI (Yen in millions)	¥128,330	¥127,225	¥115,538
Ratio of amount of sale to KDDI to consolidated net sales (%)	9.9	11.3	10.8

Information by reporting segment at and for the years ended March 31, 2008, 2009 and 2010 is summarized on the following page:

Reporting segments

	Years ended March 31,
	2008	2009	2010
	(Yen in millions)
Net sales:
Fine Ceramic Parts Group	¥81,309	¥61,730	¥53,056
Semiconductor Parts Group	154,538	135,137	140,507
Applied Ceramic Products Group	149,942	148,917	157,033
Electronic Device Group	294,201	231,271	199,939
Telecommunications Equipment Group	220,817	218,758	189,118
Information Equipment Group	276,746	229,297	232,365
Others	138,494	126,043	124,577
Adjustments and eliminations	(25,611)	(22,567)	(22,790)

Net sales	¥1,290,436	¥1,128,586	¥1,073,805

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	Years ended March 31,
	2008	2009	2010
	(Yen in millions)
Income before income taxes:
Fine Ceramic Parts Group	¥11,167	¥(240)	¥(788)
Semiconductor Parts Group	20,027	8,671	17,235
Applied Ceramic Products Group	32,655	27,469	19,858
Electronic Device Group	36,524	(4,070)	13,230
Telecommunications Equipment Group	6,786	(17,713)	(14,726)
Information Equipment Group	39,538	13,497	22,091
Others	9,635	14,106	6,769

Total operating profit	156,332	41,720	63,669
Corporate	12,497	7,632	15,665
Equity in earnings (losses) of affiliates and unconsolidated subsidiaries	6,091	6,460	(18,297)
Adjustments and eliminations	(78)	170	(239)

Income before income taxes	¥174,842	¥55,982	¥60,798

	Years ended March 31,
	2008	2009	2010
	(Yen in millions)
Depreciation and amortization:
Fine Ceramic Parts Group	¥7,511	¥7,986	¥5,719
Semiconductor Parts Group	14,647	13,592	9,795
Applied Ceramic Products Group	9,685	11,100	10,889
Electronic Device Group	24,627	24,329	16,934
Telecommunications Equipment Group	8,753	16,946	9,452
Information Equipment Group	12,024	14,469	12,846
Others	6,922	6,407	4,925
Corporate	2,876	2,748	2,269

Total	¥87,045	¥97,577	¥72,829

	Years ended March 31,
	2008	2009	2010
	(Yen in millions)
Write-down of inventories:
Fine Ceramic Parts Group	¥153	¥444	¥777
Semiconductor Parts Group	160	544	508
Applied Ceramic Products Group	899	702	1,916
Electronic Device Group	512	1,419	817
Telecommunications Equipment Group	1,798	4,645	4,340
Information Equipment Group	1,372	805	580
Others	247	160	269
Corporate	—	—	—

Total	¥5,141	¥8,719	¥9,207

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	Years ended March 31,
	2008	2009	2010
	(Yen in millions)
Capital expenditures:
Fine Ceramic Parts Group	¥9,253	¥5,405	¥1,814
Semiconductor Parts Group	8,752	7,199	5,998
Applied Ceramic Products Group	10,714	14,396	14,756
Electronic Device Group	25,855	15,056	5,730
Telecommunications Equipment Group	2,317	3,898	2,876
Information Equipment Group	15,475	11,865	3,471
Others	6,056	2,461	1,923
Corporate	6,679	2,775	1,301

Total	¥85,101	¥63,055	¥37,869

	March 31,
	2008	2009	2010
	(Yen in millions)
Assets by reporting segment:
Fine Ceramic Parts Group	¥53,713	¥45,861	¥49,430
Semiconductor Parts Group	100,041	79,148	100,094
Applied Ceramic Products Group	149,870	164,799	209,170
Electronic Device Group	400,851	339,616	346,844
Telecommunications Equipment Group	66,191	115,926	112,750
Information Equipment Group	203,248	251,477	250,222
Others	131,946	122,474	128,898

	1,105,860	1,119,301	1,197,408
Corporate	906,159	693,505	711,508
Investments in and advances to affiliates and unconsolidated subsidiaries	16,753	19,376	1,461
Adjustments and eliminations	(52,026)	(58,380)	(61,660)

Total assets	¥1,976,746	¥1,773,802	¥1,848,717

Information for revenue from external customers by destination and long-lived assets based on physical location as of and for the years ended March 31, 2008, 2009 and 2010 are summarized as follows:

Geographic segments

	Years ended March 31,
	2008	2009	2010
	(Yen in millions)
Net sales:
Japan	¥507,837	¥473,387	¥470,643
Europe	229,830	200,483	198,058
United States of America	248,760	201,502	180,861
Asia	232,425	183,347	172,510
Others	71,584	69,867	51,733

Net sales	¥1,290,436	¥1,128,586	¥1,073,805

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	March 31,
	2008	2009	2010
	(Yen in millions)
Long-lived assets:
Japan	¥204,170	¥190,488	¥176,884
Europe	20,949	15,590	14,373
United States of America	17,776	16,567	12,993
Asia	35,235	35,627	28,007
Others	7,769	7,782	7,842

Total	¥285,899	¥266,054	¥240,099

There are no individually material countries with respect to revenue from external customers and long-lived assets in Europe, Asia and Others.

20. EARNINGS PER SHARE

A reconciliation of the numerators and the denominators of basic and diluted earnings per share computations are as follows:

	Years ended March 31,
	2008	2009	2010
	(Yen in millions except per share amounts)
Net income attributable to shareholders of Kyocera Corporation	¥107,244	¥29,506	¥40,095

Basic earnings per share:
Net income attributable to shareholders of Kyocera Corporation	566.58	157.27	218.47

Diluted earnings per share:
Net income attributable to shareholders of Kyocera Corporation	565.80	157.23	218.47

	Years ended March 31,
	2008	2009	2010
	(shares in thousands)
Basic average number of shares outstanding	189,283	187,618	183,525
Dilutive effect of stock options	261	43	—
Diluted average number of shares outstanding	189,544	187,661	183,525

Notes to The Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

21. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental information related to the Consolidated Statements of Cash Flows is as follows:

	Years ended March 31,
	2008	2009	2010
	(Yen in millions)
Cash paid during the year:
Interest	¥1,217	¥648	¥2,675
Income taxes	66,989	51,927	20,988
Non-cash investing and financing activities:
Obtaining assets by entering into capital lease	¥1,043	¥1,676	¥1,557
Acquisitions of businesses:
Fair value of assets acquired	¥32,959	¥180,951	¥8,036
Fair value of liabilities assumed	(5,537)	(118,694)	(1,780)
Noncontrolling interests	—	(32)	(985)
Cash acquired	(939)	(14,784)	(942)

Subtotal	26,483	47,441	4,329

Additional payment for acquisitions of businesses in the previous year	—	71	386

Total	¥26,483	¥47,512	¥4,715

22. SUBSEQUENT EVENT

Kyocera has evaluated subsequent events requiring recognition or disclosure in the financial statements during the period from April 1, 2010 through the date that the financial statements are issued. During the period, no material subsequent events were identified.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Kyocera certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kyocera Corporation
(Company)

By	/S/ SHOICHI AOKI
Shoichi Aoki
Director, Managing Executive Officer and General Manager of Corporate Financial & Accounting Group

June 30, 2010

INDEX OF EXHIBITS

Exhibit Number	Description

1.1	Articles of Incorporation (English translation)

1.2	Share Handling Regulations of the Registrant (English translation)

1.3	Regulations of the Board of Directors of the Registrant (English translation)

1.4	Regulations of the Board of Corporate Auditors of the Registrant (English translation)

2.1	Amended and Restated Deposit Agreement, dated as of June 29, 1998 among Kyocera Corporation, Citibank N.A. as Depositary and all owners and holders from time to time of American Depositary Receipts, as amended by Amendment No.1 thereto, dated as of January 5, 1999 (incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 24, 2001), as further amended by Amendment No.2 thereto, dated as of December 21, 2007, including the form of American Depositary Receipt (incorporated by reference to Post-effective Amendment No.2 to the Registrant’s Registration Statement on Form F-6 field on December 4, 2007 (file no. 333 - 07222))

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of the Registrant’s annual report on Form 20-F)

11.1	Code of Ethics (incorporated by reference to the Registrant’s annual report on Form 20-F filed on July 5, 2007)

12.1	Certification of the principal executive officer of the Registrant required by Rule 13a-14(a)

12.2	Certification of the principal financial officer of the Registrant required by Rule 13a-14(a)

13.1	Certification of the principal executive officer of the Registrant required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of the principal financial officer of the Registrant required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Consent of Kyoto Audit Corporation with respect to its report on the audit of the financial statements included in the Registrant’s annual report on Form 20-F