Form 20-F
period 2011-03-31
KYOCERA CORP
filed 2011-06-29
CIK 57083

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2011

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

As of March 31, 2011, 183,512,969 shares of common stock were outstanding, comprised of 180,495,282 Shares and 3,017,687 American Depositary Shares (equivalent to 3,017,687 Shares).

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

Important risks, uncertainties and other factors that may cause our actual results to differ materially from our expectations are generally set forth in Item 3.D. “Risk Factors” of this annual report on Form 20-F and include, without limitation:

(1)	general conditions in the Japanese or global economy;

(2)	unexpected changes in economic, political and legal conditions in countries where we operate;

(3)	various export risks which may affect the significant percentage of our revenues derived from overseas sales;

(4)	the effect of foreign exchange fluctuations on our results of operations;

(5)	intense competitive pressures to which our products are subject;

(6)	manufacturing delays or defects resulting from outsourcing or internal manufacturing processes;

(7)	the possibility that future initiatives and in-process research and development may not produce the desired results;

(8)	companies or assets acquired by us not produce the returns or benefits, or bring in business opportunities;

(9)	inability to secure skilled employees, particularly engineering and technical personnel;

(10)	insufficient protection of our trade secrets and intellectual property rights including patents;

(11)	expenses associated with licenses we require to continue to manufacture and sell products;

(12)	environmental liability and compliance obligations by tightening of environmental laws and regulations;

(13)	newly enacted stringent laws and regulations or stricter interpretations of laws;

(14)	our market or supply chains being affected by terrorism, plague, wars or similar events;

(15)	earthquakes and other natural disasters affecting our headquarters and major facilities as well as our suppliers and customers;

(16)	credit risk on trade receivables;

(17)	fluctuations in the value of, and impairment losses on, securities and other assets held by us;

(18)	impairment losses on long-lived assets, goodwill and intangible assets;

(19)	unrealized deferred tax assets and additional liabilities for unrecognized tax benefits;

(20)	changes in accounting principles;

and other risks discussed under Item 3.D. “Risk Factors” and elsewhere in this annual report on Form 20-F.

Presentation of Certain Information

As used in this annual report on Form 20-F, references to “Kyocera,” “we,” “our” and “us” are to Kyocera Corporation and, except as the context otherwise requires, its consolidated subsidiaries.

Also, as used in this annual report on Form 20-F:

•	“U.S. dollar” or “$” means the lawful currency of the United States of America, “yen” or “¥” means the lawful currency of Japan and “Euro” means the lawful currency of the European Union.

•	“U.S. GAAP” means accounting principles generally accepted in the United States of America, and “Japanese GAAP” means accounting principles generally accepted in Japan.

•	“ADS” means an America Depositary Share, each representing one share of Kyocera’s common stock, and “ADR” means an American Depositary Receipt evidencing ADSs.

•	“fiscal 2011” refers to Kyocera’s fiscal year ended March 31, 2011, and other fiscal years are referred to in a corresponding manner.

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

	2007	2008	2009	2010	2011
	(Yen in millions and shares in thousands, except per share amounts)
For the years ended March 31:
Net sales	¥1,283,897	¥1,290,436	¥1,128,586	¥1,073,805	¥1,266,924
Profit from operations	135,102	152,420	43,419	63,860	155,924
Income from continuing operations attributable to shareholders of Kyocera Corporation	101,329	107,244	29,506	40,095	122,448
Net income attributable to shareholders of Kyocera Corporation	106,504	107,244	29,506	40,095	122,448

Earnings per share:
Income from continuing operations attributable to shareholders of Kyocera Corporation:
Basic	¥538.52	¥566.58	¥157.27	¥218.47	¥667.23
Diluted	537.35	565.80	157.23	218.47	667.23
Net income attributable to shareholders of Kyocera Corporation:
Basic	566.03	566.58	157.27	218.47	667.23
Diluted	564.79	565.80	157.23	218.47	667.23
Weighted average number of shares outstanding:
Basic	188,160	189,283	187,618	183,525	183,517
Diluted	188,573	189,544	187,661	183,525	183,517

Cash dividends declared per share:
Per share of common stock	¥110	¥120	¥120	¥120	¥130
Per share of common stock*	$0.91	$1.10	$1.26	$1.32	$1.58

At March 31:
Total assets	¥2,130,464	¥1,976,746	¥1,773,802	¥1,848,717	¥1,946,566
Long-term debt	7,283	8,298	28,538	29,067	24,538
Common stock	115,703	115,703	115,703	115,703	115,703
Kyocera Corporation shareholders’ equity	1,514,560	1,451,165	1,323,663	1,345,235	1,420,263
Total equity	1,581,483	1,516,167	1,383,088	1,407,262	1,483,359
Depreciation	¥70,155	¥75,630	¥83,753	¥60,602	¥59,794
Capital expenditures	¥69,896	¥85,101	¥63,055	¥37,869	¥70,680

*	Translated into the U.S. dollars based on the exchange rates at each payment date.

The following table shows the exchange rates for Japanese yen per $1.00 based upon the noon buying rate in New York City for cash transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

For the years ended March 31,	High	Low	Average	Period-end
2007	121.81	110.07	116.92	117.56
2008	124.09	96.88	114.31	99.85
2009	110.48	87.80	100.62	99.15
2010	100.71	86.12	92.93	93.40
2011	94.68	78.74	85.71	82.76

For most recent six months
December 2010	84.23	81.67	83.34	81.67
January 2011	83.36	81.56	82.63	81.97
February 2011	83.79	81.48	82.54	81.94
March 2011	82.98	78.74	81.65	82.76
April 2011	85.26	81.31	83.18	81.31
May 2011	82.12	80.12	81.13	81.29

The noon buying rate for Japanese yen on June 24, 2011 was $1.00 = 80.32

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully read the risks described below before making an investment decision.

Risk Related to Kyocera’s Business

(1) The continuing recession in the Japanese and global economy may significantly reduce demand for Kyocera’s products

During fiscal 2011, the United States and European economies showed a recovery trend, although financial anxiety triggered by the financial crises of Greece and Ireland and related concerns about the slowdown of the global economy have not yet been dispelled. With respect to the Asian economy, although a fundamental trend toward Chinese-led expansion is expected, there is also apprehension that growth rates may be reduced. In addition, the negative impact of the Great East Japan Earthquake of March 11, 2011 not only on the Japanese economy but also on the global economy is also a concern. In the event that stagnation in the Japanese and global economies has an adverse effect on capital investment in and consumption of digital consumer equipment, solar energy related products and industrial machinery, which are the principal markets for Kyocera, demand for Kyocera products may fall significantly, the business environment facing Kyocera may worsen, and the performance and financial condition of Kyocera may be adversely affected.

(2) A substantial portion of Kyocera’s business activity is conducted outside Japan, exposing Kyocera to the risks of international operations

A substantial amount of Kyocera’s investment has been targeted towards expanding manufacturing and sales channels located outside Japan, such as in the United States, Europe and Asia, which includes the developing and emerging markets in China. Kyocera faces a variety of potential risks in international activities. Kyocera may encounter unexpected legal or regulatory changes due to unfavorable political or economic factors such as control on trade, restriction on investment, restriction on repatriation and transfer pricing issue. Kyocera may also have difficulties in human resources and managing operations at its international locations. As the developing and emerging markets of Asia, which includes China, becomes considerably more important, Kyocera may become even more susceptible to these risks.

(3) Since a significant percentage of Kyocera’s revenues has been derived from foreign sales in recent years, various export risks may disproportionately affect its revenues

Kyocera’s sales to customers located outside Japan accounted for approximately 60% of its total revenues in fiscal 2011. Kyocera believes that overseas sales will continue to account for a significant percentage of its revenues. Therefore, the following export risks may disproportionately affect Kyocera’s revenues:

•	a strong yen may make Kyocera’s products less attractive to foreign purchasers;

•	political and economic instability or significant economic downturns may inhibit exports of Kyocera’s products;

•	tariffs and other barriers may make Kyocera’s products less cost competitive; and

•	the laws of certain foreign countries may not adequately protect Kyocera’s trade secrets and intellectual property.

(4) Currency exchange rate fluctuations could adversely affect Kyocera’s financial results

Kyocera conducts business in countries outside of Japan, which exposes it to fluctuations in foreign currency exchange rates. Kyocera may enter into short-term forward exchange transactions to hedge this risk according to its outlook on future exchange rates; nevertheless, fluctuations in foreign currency exchange rates could have an adverse effect on its business. Fluctuations in foreign currency exchange rates may affect Kyocera’s consolidated results of operations, financial condition, cash flows and the value of its foreign assets, which in turn may adversely affect reported earnings and the comparability of period-to-period results of operations. Changes in currency exchange rates may affect the relative prices at which Kyocera and foreign competitors sell products in the same market. In addition, changes in the value of the relevant currencies may affect the cost of imported items required in its operations.

(5) Kyocera sells a diverse variety of products, and in each of its businesses Kyocera is subject to intense competitive pressures, including in terms of price, technological change, product development, quality and speed of delivery, and these pressures are likely to increase in the near term

Kyocera sells a wide variety of products and, therefore, faces a broad range of competitors from large international companies to relatively small, rapidly growing and highly specialized companies. Kyocera has a variety of businesses in different industries while many of its competitors specialize in one or more of these business areas. As a result, Kyocera may not fund or invest in certain of its businesses to the same degree as its competitors, or these competitors may have greater financial, technical, and marketing resources available to them than the portion of its business against which they compete. While some of the factors that drive competition vary by product area, price and speed of delivery are primary factors that impact in all areas of Kyocera’s business. Price pressure has been intense, and thus Kyocera predicts that its selling prices will continue to be lower than in fiscal 2011 depending partly on the demand and competition situation. In production businesses in which Kyocera develops, produces and distributes specialized parts for its customers’ products, its competitive position depends significantly on being involved early in the process of creating a new product that fits its customers’ needs for each business. To maintain these competitive advantages, it is critical to maintain close ties with customers so that Kyocera can ensure that it is able to meet required specifications and be the first supplier to create and deliver the product. Kyocera’s gross margins may be reduced if the business environment changes in a way that Kyocera cannot maintain these important relationships with customers or its market share or if it is forced in the future to further reduce prices in response to the actions of its competitors.

(6) Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes can adversely affect Kyocera’s production yields and operating results

Kyocera ordinarily outsources the fabrication of certain components and sub-assemblies of its products, often to sole source suppliers or a limited number of suppliers. Several suppliers have manufacturing processes which are very complex and require a long lead-time. Kyocera may be affected by occasional delays in obtaining components and sub-assemblies. Kyocera’s production of these products will also be materially and adversely affected if Kyocera is unable to obtain high quality, reliable and timely supply of these components and sub-assemblies. In addition, any reduction in the precision of these components will cause delays and interruptions in Kyocera’s production cycle.

Within Kyocera’s manufacturing facilities, minute impurities, difficulties in the production process or other factors can cause a substantial percentage of its products to be rejected or be non-functional. These factors can result in lower than expected production yields, which delay product shipments and may materially and adversely affect Kyocera’s operating results. Because the majority of Kyocera’s costs of manufacture are relatively fixed, production yield and capacity utilization rate are critical to Kyocera’s consolidated results of operations, financial condition and cash flows.

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

(8) Companies or assets acquired by Kyocera may require more costs than expected for integration, and may not produce returns or benefits, or bring in anticipated business opportunities

In the course of developing its business, from time to time Kyocera considers opportunities to acquire, and undertakes the acquisition of companies or assets through mergers and acquisitions. There can be no assurance that Kyocera will be able to integrate the operations, products and personnel of the acquired companies with its own in an efficient manner. Nor can there be any assurance that Kyocera will be able to achieve operational and financial returns or benefits, or bring in new business opportunities, which it expects from the acquisition. An acquired company may not be able to manufacture products or offer services in the amounts or at the efficiency levels that Kyocera plans, and the demand for such products or services may not be at the levels that Kyocera anticipates. Failure to succeed in acquisitions could have a material adverse effect on Kyocera’s business.

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

Risk Related to Legal Restrictions and Litigations

(10) Insufficient protection of Kyocera’s trade secrets and patents could have a significant adverse impact on its competitive position

Kyocera’s success and competitive position depend on protecting its trade secrets and other intellectual property. Kyocera’s strategy is to rely both on trade secrets and patents to protect its manufacturing and sales processes and products, but reliance on trade secrets is only an effective business practice insofar as trade secrets remain undisclosed and a proprietary product or process is not reverse engineered or independently developed. Kyocera takes certain measures to protect its trade secrets, including executing nondisclosure agreements with certain of its employees, joint venture partners, customers and suppliers. If parties breach these agreements or the measures Kyocera takes are not properly implemented, Kyocera may not have an adequate remedy. Disclosure of its trade secrets or reverse engineering of its proprietary products, processes or devices could materially affect Kyocera’s business, consolidated results of operations, financial condition and cash flows.

Kyocera is actively pursuing patents on some of its recent inventions, but these patents may not be issued. Even if these patents are issued, they may be challenged, invalidated or circumvented. In addition, the laws of certain other countries may not protect Kyocera’s intellectual property to the same extent as Japanese laws.

(11) Kyocera may require licenses to continue to manufacture and sell certain of its products, the expense of which may adversely affect its results of operations

From time to time Kyocera has received, and may receive in the future, notice of claims of infringement of other parties’ proprietary rights and licensing offers to commercialize third party’s patent rights. Although Kyocera is not currently involved in any litigations relating to its intellectual property except in the ordinary course of its business, Kyocera cannot assure that:

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

(12) Changes in our environmental liability and compliance obligations may adversely impact our operations

Kyocera is subject to various environmental laws and regulations in Japan and the other countries, which are related to greenhouse gas mitigation, air emissions, wastewater discharges, the handling, disposal and remediation of hazardous substances, wastes and certain chemicals used or generated in our manufacturing process, employee health and safety, labeling or other notifications with respect to the content or other aspects of our processes, products or packaging, restrictions on the use of certain materials in or on design aspects of our products or product packaging, and responsibility for disposal of products or product packaging. As well as our current operations, these laws and regulations can be applied to our past operations and may be applicable to the past operations of businesses acquired from other companies even if such operations occurred before our acquisitions. In addition, these laws and regulations which are applied to Kyocera can be more stringent or the scope of the laws and regulations can be broadened in the future due to factors including global climate change. With respect to greenhouse gas mitigation in particular, international emissions trading regime may be created based on the result of the intergovernmental dialogue on global climate change. Kyocera establishes reserves for specifically identified potential environmental liabilities when such liabilities are probable and can be reasonably estimated. In case we fail to comply with such laws and regulations, we could be required by the relevant governmental organizations to pay penalty costs or remediation compensation. Furthermore, we may make voluntary payments to compensate for environmental problems if we deem such compensation to be necessary. The cost obligations noted above may adversely affect Kyocera’s results of operations, financial condition and cash flows.

(13) Kyocera is subject to various other laws and regulations

Kyocera believes that it is substantially in compliance with applicable laws and regulations in countries or areas in which we operate. If laws and regulations that are more stringent than we assume are enacted in the future or interpretations of laws become stricter than we recognize, our business operation may be limited and its continuance may face difficulty.

Our failure or inability to fully comply with these and other applicable laws and regulations could have a material effect on Kyocera’s results of operations, financial condition and cash flows.

Risks Related to Disasters or Unpredictable Events

(14) Kyocera’s markets or supply chains may be adversely affected by terrorism, plague, wars or similar events

Kyocera, as a global company, has been expanding its business worldwide. At the same time, we may be exposed to risks of our getting involved in terrorism, plague, war and other similar events. In the case that those events occur, Kyocera’s operating activities would be suspended. Furthermore, there would be delay, disorder or suspension in Kyocera’s R&D, manufacturing, sales and services. If such delay or disruption occurs and continues for a long period of time, Kyocera’s business, consolidated results of operations, financial condition and cash flows may be adversely affected.

(15) Kyocera’s headquarters and major facilities as well as its suppliers and customers are subject to the devastating effects of earthquakes and other disasters

Kyocera’s headquarters and major facilities including plants, sales offices and R&D centers are located not only in Japan but also all over the world. It might be inevitable that Kyocera would suffer from natural disasters such as earthquakes, typhoons, tsunamis, floods and so on. For instance, if a strong earthquake affected Kyocera’s employees, R&D or manufacturing facilities, Kyocera’s operating activities would be suspended and manufacturing and shipment would be delayed. Kyocera may also incur a great amount of expenses, such as repair expenses for the damaged machines or facilities. In addition, if the social and economic infrastructures suffer from adverse damages, traffic disturbance and electric power outages could occur and they may affect Kyocera’s supply chains or manufacturing operations. Furthermore, Kyocera may be unable to obtain raw materials if our suppliers sustain damage and Kyocera may also face difficulties to ship its products if its customers sustain damage. Those damages set forth above, as well as any resulting general economic slowdown and lower consumption levels, may have a material adverse effect on Kyocera’s consolidated results of operations, financial condition and cash flows.

Risks Related to Financial and Accounting

(16) Kyocera may be exposed to credit risk on trade receivables due to its customers’ worsening financial condition

Kyocera maintains allowances for doubtful accounts related to trade receivables for estimated losses resulting from customers’ inability to make timely payments. However, trade receivables in the ordinary operating activity are not covered by collateral or credit insurance. Therefore, if customers with whom Kyocera has substantial accounts receivable face difficulty in making payments due to economic downturn and if Kyocera is forced to write off those receivables, Kyocera’s consolidated results of operations, financial condition and cash flows may be affected.

(17) Kyocera may have to incur impairment losses on its investments in debt and equity securities

Kyocera holds investments in equity securities of companies not affiliated with us, which we generally holds on a long-term position for business relationship purposes. A substantial portion of these investments consists of shares of common stock of public companies in Japan, such as financial institutions and other companies including KDDI Corporation, a Japanese telecommunication service provider. Kyocera Corporation’s equity interest in KDDI Corporation was 12.76% as of March 31, 2011. If there are certain declines in the fair value,

i.e., the market price, of the shares of these companies, and it determines that such declines are other-than-temporary, Kyocera will need to record an impairment loss. For some of the equity securities Kyocera owns, including the shares of KDDI Corporation, Kyocera intends to keep its ownership at the current level in light of the importance of its business relationships with the issuers of these equity securities. For other equity securities in its portfolio, although, with periodical check, Kyocera may dispose of some securities which lack merit for Kyocera, market conditions may not permit us to do so at the time, speed or price we may wish.

(18) Kyocera may have to incur impairment losses on long-lived assets, goodwill and intangible assets

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

In case the above assets are considered to be impaired, a loss on impairment is recognized based on the amount by which the carrying value exceeds the fair value of these assets. Such losses on impairment may materially affect Kyocera’s consolidated results of operations and financial condition.

(19) Deferred tax assets may not be realized or additional liabilities for unrecognized tax benefits may be required.

Kyocera records valuation allowances against deferred tax assets based on the estimated future taxable income and feasible tax planning strategies to adjust their carrying amounts when we believe it is more likely than not that the assets will not be realized. If future taxable income is lower than expected due to future market conditions or poor operating results, significant adjustments to deferred tax assets may be required.

Kyocera records liabilities for unrecognized tax benefits based on the premise of being subject to income tax examination by tax authorities, when it is more likely than not that tax benefits associated with tax positions will not be sustained. Actual results, such as settlements with tax authorities, may differ from Kyocera’s recognition.

(20) Changes in accounting standards may adversely impact our results of operations and financial condition.

Adoptions of new accounting standards, or changes in accounting standards may have an effect on Kyocera’s consolidated results of operations and financial condition. In addition, if Kyocera modifies its accounting software or information systems to introduce changes in accounting standards, certain investments or expenses may be required.

Other Risks

(21) As a holder of ADSs, you will have fewer rights than a shareholder has and you will have to act through the depositary to exercise those rights

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

(22) Rights of shareholders under Japanese law may be more limited than under the law of other jurisdictions

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

(23) Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell your shares of our Common Stock at a particular price on any particular trading day, or at all

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each stock, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his or her shares at such price on a particular trading day, or at all.

(24) Our shareholders of record on a record date may not receive the dividend they anticipate

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

(25) Foreign exchange fluctuations may affect the dollar value of our ADSs and dividends payable to holders of our ADSs

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

Item 4.    Information on Kyocera Corporation and its Consolidated Subsidiaries

A. History and Development of Kyocera Corporation and its Consolidated Subsidiaries

Kyocera Corporation is a joint stock corporation incorporated under the laws of Japan in 1959 with the name Kyoto Ceramic Kabushiki Kaisha. Its name was changed to Kyocera Kabushiki Kaisha (or Kyocera Corporation) in 1982. Our corporate headquarters is at 6 Takeda Tobadono-cho, Fushimi-ku, Kyoto 612-8501, Japan. Our telephone number is +81-75-604-3500.

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

In the 1990s, we strengthened our position as a globally integrated electronic components manufacturer through our acquisition of AVX Corporation, a maker of capacitors and other passive electronic components, in January 1990. In the middle of the 1990s, Kyocera developed two main business categories, the “Components Business,” in which Kyocera provides parts and devices such as fine ceramics parts, semiconductor parts, applied ceramic products and electronic components and devices to mainly electronic equipment manufacturers in information and communications fields, and the “Equipment Business,” in which Kyocera manufactures and sells telecommunications equipment and information equipment, such as mobile phone handsets, PHS-related products, copier machines, multifunctional peripherals and ECOSYS printers to distributors or directly to customers.

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

In August 2003, we made Kinseki, Limited (currently Kyocera Kinseki Corporation), a major producer of artificial crystal related products, a wholly-owned subsidiary through a share exchange to strengthen our Electronic Device Group. In April 2004, Kyocera integrated the marketing division of Kyocera Kinseki Corporation into the marketing division of the electronic components of Kyocera Corporation and the manufacturing division of crystal related components of Kyocera Corporation was transferred to Kyocera Kinseki Corporation through corporate splits.

To meet with strong demand for solar energy products in Europe, Kyocera established Kyocera Solar Europe S.R.O. for the assembling of solar modules in the Czech Republic in April 2005.

In April 2008, Kyocera acquired the mobile phone related business of SANYO Electric Co., Ltd. to strengthen and improve the profitability of the Telecommunications Equipment Group.

For further enhancement of sales channel of the Information Equipment Group, Kyocera Mita Corporation made TA Triumph-Adler AG (currently TA Triumph-Adler GmbH, TA), a leading specialist in the information technology business and a distributor of printers and multifunctional peripherals in Germany, a subsidiary through the voluntary public takeover offer in January 2009.

On October 13, 2010, Kyocera Mita Corporation acquired all of the remaining shares of TA. As a result, TA has become a wholly-owned subsidiary of Kyocera Mita.

In order to strengthen Kyocera’s thin-film components business, Kyocera acquired a facility of the TFT LCD business in Yasu City, Shiga Prefecture, Japan from Sony Mobile Display Corporation in June 2010.

For a discussion of recent and current capital expenditures, please see Item 5. “Operating and Financial Review and Prospects” of this annual report on Form 20-F. We have had no recent significant divestitures nor any significant divestitures currently being made.

B. Business Overview

Overview

Kyocera is engaged in numerous high-tech fields, from fine ceramic components to electronics devices, equipment, services and networks. Our manufacturing and distribution operations are conducted worldwide. As of March 31, 2011, we had 170 subsidiaries and 3 affiliates outside Japan and 29 subsidiaries and 5 affiliates in Japan. Our customers include individuals, corporations, governments and governmental agencies. For information on our sales by category of activity and information on our sales by geographic area and product segment, please see Item 5.A. “Operating Results” of this annual report on Form 20-F.

Operations

Kyocera categorizes its operations into seven reporting segments: (1) Fine Ceramic Parts Group,

(2) Semiconductor Parts Group, (3) Applied Ceramic Products Group, (4) Electronic Device Group,

(5) Telecommunications Equipment Group, (6) Information Equipment Group, and (7) Others.

Our principal products and services offered in each reporting segment are shown below.

(1) Fine Ceramic Parts Group

Components for Semiconductor Processing Equipment and

LCD Manufacturing Equipment,

Information & Telecommunication Components,

General Industrial Ceramic Components,

Sapphire Substrates,

Automotive Components

(2) Semiconductor Parts Group

Ceramic Packages for Crystal and SAW Devices,

Ceramic Packages for CMOS/CCD Sensors,

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

Medical and Dental Implants,

Jewelry and Fine Ceramic Application Products

(4) Electronic Device Group

Ceramic Capacitors, Tantalum Capacitors,

Surface Acoustic Wave (SAW) Devices, RF Modules, Electro Magnetic Interference (EMI) Filters,

Timing Devices such as Temperature Compensated Crystal Oscillators (TCXOs), Crystal Units, Clock Oscillators and Ceramic Resonators,

Connectors,

Thermal Printheads,

Inkjet Printheads,

Amorphous Silicon Photoreceptor Drums,

Liquid Crystal Displays (LCDs),

Touch Panels

(5) Telecommunications Equipment Group

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

Color and Black & White Office Equipment such as ECOSYS Printers and Multifunctional Peripherals,

Wide Format Multifunctional Systems,

Printer and Multifunction Peripherals Supplies,

Business Solution Services such as Managed Print Service

(7) Others

Information Systems & Telecommunication Services,

Electrical Insulation and Sheet Materials, Synthetic Resin Molded Parts,

Real Estate Business

(1) Fine Ceramic Parts Group

Products in this reporting segment are widely used in the industrial machinery, telecommunications, computing, automotive and various other industrial sectors. These products are made from a variety of ceramic materials, such as alumina, silicon carbide and silicon nitrides as well as zirconia, utilizing their characteristics of heat resistance, corrosion resistance and wear resistance.

Products Kyocera develops, manufactures and sells in this reporting segment include substrates, which are thin ceramic bases used by manufacturers for hybrid IC foundations. Kyocera also develops, manufactures and sells substrates for thermal printheads, thin-film ceramic/alumina tape substrates for chip resistors, substrate for HDD thin-film magnetic heads, sapphire substrates for LCD projectors and Light Emitting Diodes (LEDs), components for semiconductor processing equipment, components for LCD manufacturing equipment, engine components for the automobiles, mechanical seals for pumps, friction tight discs and thread guides for yarn texturing machines in the textile industry, rings for fishing rods, and nozzles and parts for papermaking machinery.

(2) Semiconductor Parts Group

Kyocera develops, manufactures and sells both inorganic (ceramic) and organic packages and substrates in this reporting segment.

Ceramic packages have the characteristic of being extremely air tight, and can be small and thin, while also having exceptional heat resistance and heat dissipation. In addition, they have good high frequency properties and facilitate the embedding of passive components. Kyocera supplies various ceramic packages and components capitalized on material’s characteristics. Major products in this reporting segment are ceramic packages for crystal and SAW devices, ceramic packages for CMOS/CCD sensors, LSI ceramic packages such as ball grid array packages and optical communication device packages and ceramic parts for fiber-optic communications connectors. Ceramic packages for crystal and SAW devices are used for SAW filters, Crystal Units and temperature compensated crystal oscillators (TCXOs), which are mostly inserted into mobile phone handsets. Ceramic packages for CCD/CMOS sensors are mainly used in image sensor equipped in camera-equipped mobile phone handsets and digital cameras. Ball grid array packages are used in MPUs and other logic ICs, which are mainly inserted into high-end servers.

In the organic package business, Kyocera develops, manufactures and sells organic flip-chip packages for high-end application specific integrated circuits (ASICs) and system in a package (SiP) substrates used in mobile phone handsets.

(3) Applied Ceramic Products Group

This reporting segment consists of four product lines: 1) Solar Energy Products, 2) Cutting Tools, 3) Medical and Dental Implants, 4) Jewelry and Applied Ceramic Related Products.

1) Solar Energy Products

Kyocera develops, manufactures and sells solar cells and modules, applied solar cell products and residential and industrial solar power generating systems. We concentrate the manufacturing of the solar cells in Japan, and assemble modules in Japan, China, Europe and North America.

Kyocera is working to expand production capacity to meet strong global demand for solar energy related products. We start our production at a solar cell plant in Yasu, Shiga Prefecture in August 2010 to complement the plant in Yokaichi, Shiga Prefecture.

2) Cutting Tools

Kyocera develops, manufactures and sells cutting tools, which are parts used in metal processing in industrial manufacturing that are made from composite materials based on ceramics and metal. These products are used mainly in the automotive industry.

3) Medical and Dental Implants

Kyocera produces medical and dental implants products, which include prosthetic joints and dental prosthetics that use ceramic materials and titanium alloys. In addition to these products, Kyocera supplies a wide range of medical materials such as cardiovascular type medical equipment and advanced X-ray computer tomography diagnosis equipment.

4) Jewelry and Applied Ceramic Related Products

Kyocera develops, manufactures and sells recrystallized jewelry comprised mainly of synthetic emeralds, alexandrines and rubies. These stones are manufactured using a single crystal growth technology developed by us, and are chemically and physically equivalent to natural stones. Kyocera also develops, produces and sells applied ceramic related products such as kitchen accessories utilizing ceramic characteristics of wear resistance and corrosion resistance against acidity and alkalinity.

(4) Electronic Device Group

Kyocera develops, manufactures and sells high quality and cost competitive electronic components and devices for the information and communication market. This field creates demand for miniaturization, high frequency and low energy consumption. We develop, manufacture and sell high-value-added products such as miniature ceramic capacitors with high capacitance, tantalum capacitors, RF modules, miniature timing devices like TCXOs and connectors mainly for digital consumer equipment such as mobile phone handsets and PCs. We also deliver thin-film products such as thermal printheads, amorphous silicon photoreceptor drums by utilizing our thin-film technologies, and LCDs for office automation equipment and industrial equipment.

In this reporting segment, Kyocera is working to expand sales by strengthening cost competitiveness through overseas production and by collaborating with consolidated subsidiaries. We are utilizing production sites in China to further reduce costs for such products as ceramic capacitors and timing devices. U.S. based AVX Corporation, our consolidated subsidiary, develops, manufactures and sells ceramic capacitors, tantalum capacitors and other passive components mainly used for information and communication equipment. We are strengthening ties between our ceramic capacitor business and AVX Corporation in term of development and production fronts and expanding sales of Kyocera Group’s electronic devices overseas by leveraging AVX Corporation’s global manufacturing and sales network. In the timing device business, Kyocera Kinseki Corporation develops and manufactures crystal related products while Kyocera Corporation handles the sales.

(5) Telecommunications Equipment Group

This reporting segment includes CDMA mobile phone handsets business and telecommunication system equipment business such as PHS mobile phone handsets and base stations. Mobile phone handsets are distributed mainly for KDDI Corporation in Japan, as well as for Sprint Nextel Corporation and other U.S. telecommunication service providers in the overseas market.

We also develop, manufacture and sell base stations, terminals and handsets for WILLCOM, Inc., which provides PHS services and UQ Communications Inc., which provides WiMAX wireless broadband system in Japan. Furthermore, we are pushing ahead with the development of products compatible with the next-generation communication service, Long Term Evolution (LTE).

(6) Information Equipment Group

The major products in this reporting segment comprise page printers, copying machines and multifunctional peripherals. Our page printers are marketed under the brand of “ECOSYS” with a focus on the concepts of long life cycle, ecology and economy, which use our in-house amorphous silicon photoreceptor drums.

Kyocera Mita Corporation develops, manufactures and sells the products in this reporting segment. Kyocera Mita manufactures hardware of page printers, copying machines and multifunctional peripherals in China in order to strengthen our price competitiveness. Development and production bases of consumables as well as research and development are centralized in Japan to pursue optimization. We currently have sales sites in approximately 30 countries and are working to increase sales of information equipment not only to industrialized countries but also to emerging countries.

(7) Others

This reporting segment includes revenues from information and communications service business. This segment also develops, manufactures and sells electronic insulation materials and molded products.

Kyocera Communication Systems Co., Ltd. operates a total telecommunications engineering business, from system development to design, construction and maintenance services. In addition, Kyocera Communication Systems Co., Ltd. provides data center services for mobile phone content distribution services and IT solutions business for business users by developing new products featuring network services as well as system integration business. Kyocera Communication Systems Co., Ltd. also conducts management consulting business based on implementation and operation of “Amoeba Management System,” which is Kyocera’s unique management method.

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

Most of sales in the Fine Ceramic Parts Group, the Semiconductor Parts Group and the Electronic Device Group are made directly to component and equipment manufacturers in Japan and overseas.

In the solar energy business in the Applied Ceramic Products Group, solar energy modules and systems are sold primarily to users via sales subsidiaries, distributors and their franchise chain. Cutting tools are sold to users such as automobile parts manufactures through wholesale dealers and distributors. Jewelry and applied ceramic products such as ceramic knives are sold through direct retail shops and general retailers. Dental implants, artificial bones and joint prostheses are sold mainly to dental clinics and hospitals through distributors.

In the Telecommunications Equipment Group, we primarily sell products directly to telecommunications carriers in Japanese and overseas markets. Our key sales destinations are KDDI Corporation, Sprint Nextel Corporation, WILLCOM, Inc. and UQ Communications Inc.

The Information Equipment Group sells Kyocera brand products such as ECOSYS printers, copier machines and multifunctional peripherals through distributors and wholesalers worldwide or directly to original equipment manufacturers.

In the Others reporting segment, the Kyocera Communication Systems Group provides services from our Information and Communication Technologies (ICT) business and management consulting business to general companies, public institutions and healthcare corporations as well as services from our telecommunications engineering business to telecommunications carriers and wireless equipment vendors. Electronic materials and components from Kyocera Chemical Corporation are sold directly to secondary manufacturers who incorporate them into their own products.

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

The purchase price of these raw materials and other materials fluctuates depending on the supply-demand situation, as well as the rising cost of certain raw materials and fuel, among others. We work hard to reduce the effect of these fluctuations and to absorb rising costs by making continuous internal improvements, including cost reductions. We have also executed long-term agreements with suppliers for certain raw materials to ensure that we have stable supply to meet plans to increase production, and a fair purchase price.

In fiscal 2011, we procured a sufficient level of raw materials and other materials to carry out our production plans. During fiscal 2012, although we have concerns that the sources and availability of raw materials and supplies may be volatile due to the Great East Japan Earthquake which occurred on March 11, 2011, we strive to procure a sufficient level of raw materials and other materials to carry out our production plans, and currently we do not expect to have material shortages of raw materials and supplies during fiscal year 2012.

Patents and Licenses

Our success and competitive position depend on a number of significant patents, licenses and trade secrets relating to our manufacturing and sales processes and products. All of Kyocera’s intellectual properties are considered to be important. However, Kyocera believes that neither its expiration nor termination of any specific intellectual properties would have significant impact on Kyocera’s entire operation. The following table sets forth information, as of March 31, 2011, with respect to our significant patents and license agreements.

(a)	License permitted to produce products

Counterparty	Country	Contents	Period
Qualcomm Incorporated	United States	License under patents regarding mobile phone	From August 31, 1996 to patent expiration

(b)	License—cross agreements

Counterparty	Country	Contents	Period
Canon Inc.	Japan	License under patents regarding electric photo printer	From April 1, 2002 to patent expiration

Competitive Position

(1) Fine Ceramic Parts Group

Since our founding, Kyocera has worked continuously to develop fine ceramic materials and products to cultivate new markets. At present, we provide fine ceramic products to a wide range of industries, notably the information and communication market, the industrial machinery market and the automotive market.

Although competitors in this reporting segment are mainly Japanese manufacturers and differ in each market, Kyocera has differentiate ourselves to become a global market leader through a competitive advantage in materials technology accumulated since our founding, and in outstanding production technology and capability, which enables us to meet customer requirements, particularly in terms of product dimension, size and amount. We also boast an internal integrated system from fundamental research to next-generation product development through our R&D efforts, and this differentiates us from competitors.

(2) Semiconductor Parts Group

In this reporting segment, our goal is to further strengthen our competitive position in both ceramic and organic package businesses in the global market. To achieve this, we strive to provide high-value-added products and to develop new applications such as in the digital consumer equipment market, optical and wireless communications markets, and in the automotive and medical industries, etc.

In the ceramic package business, Kyocera is already a global market leader. We aim to further increase customer satisfaction by utilizing our expertise in development and manufacturing technology.

In the organic package field, Kyocera SLC Technologies Corporation (KST) produces flip-chip packages for servers, routers and game consoles. KST also produces system in package substrates for mobile phone handsets. In the flip-chip package market, fine design and high reliability are required, and we aim to become the leading company on a global technology front. In this market, we have several competitors which are Japanese and Asian manufactures. In pursuit of excellence in engineering and production technology for finer pitch and smaller and thinner packages, we aim to expand our market share.

(3) Applied Ceramic Products Group

In the solar energy business, the market is expanding due to enhanced environmental awareness worldwide, which has led to numerous competitors around the world. In addition, many kinds of solar cells using various raw materials and production methods have been introduced to the market, and competition on the technological and price fronts is intensifying. Despite the fierce competitive situation, Kyocera has established a competitive advantage based on 35 years of experience in the development of solar cells. In multicrystalline silicon solar cells, we manufacture products in-house, from silicon ingots to solar modules, enabling us to reduce costs and enhance productivity in every manufacturing process. Kyocera’s multicrystalline silicon solar cells realize high conversion efficiency and long-term product reliability based on accumulated development and production technologies. We are also pushing ahead with the development of thin-film solar cells toward future business expansion. Also, Kyocera is working to increase production of solar cells and modules at each site in Japan and overseas to meet growing global demand for solar energy related products.

Kyocera is one of the largest suppliers of cutting tools in Japan. Our cutting tools are employed primarily in automotive related markets. Although we have many competitors, we provide a diverse array of cutting tools for machine tools based on advanced ceramic materials technology. We also supply cutting tools for printed circuit boards and now have a broad customer base. Efforts are being made to further increase market share in this business, particularly in Japan and Asia, by boosting sales of new products.

(4) Electronic Device Group

Kyocera develops, manufactures and sells capacitors, timing devices, connectors and thin-film components. One of our competitive advantages is that we can supply a wide variety of components. There are many competitors in ceramic capacitor business, not only in Japan but also in Asia, and the market is particularly competitive in terms of price, quality and delivery.

Kyocera Kinseki Corporation and AVX Corporation, our subsidiaries, are major suppliers in the global timing devices market and the tantalum capacitors market, respectively. We are also a major supplier in thin-film components with focus on industrial use, such as thermal printheads and amorphous silicon photoreceptor drums, which are mainly used in information equipment, notably printers, copying machines and multifunctional peripherals. In particular, amorphous silicon photoreceptor drums have outstanding resistance to wear compared with organic photoconductor (OPC) drums. Incorporating our amorphous silicon photoreceptor drums into information equipment helps realize longer lasting products compared to the competition. In the LCD business of our thin-film components group, we are working to expand our line-up of products with industrial application by leveraging strengths in mass-production technology for STN and TFT LCDs. Since Kyocera took over the TFT LCD business at the Yasu facility from Sony Mobile Display Corporation in June 2010, we are striving to strengthen the competitiveness of this business.

(5) Telecommunications Equipment Group

In the Japanese market, our main competitors for mobile phone handsets are Japanese manufacturers. In the mobile phone handset market outside Japan, Kyocera competes with European, U.S. and Asian manufacturers.

Kyocera is currently providing products specifically for the CDMA2000 protocol and producing approximately 16 million units per year. This production volume ranks in the top class among Japanese manufacturers.

In overseas markets, we are mainly targeting the North America region even though our share is not large there.

In terms of telecommunication system equipment business such as PHS related products, our main competitors are Japanese manufacturers, and we are a market leader in PHS handset and base station businesses.

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

Kyocera’s information equipment is based on the “ECOSYS” concept, which realizes environmental friendliness through longer life and reduced running costs for users by equipping printers and other information equipment with an amorphous silicon photoreceptor drum that was developed in-house and has exceptional resistance to wear. Our ECOSYS concept is used in the majority of our printers, copying machines and multifunctional peripherals in both black & white and color, and from low-speed to high-speed models. These products are recognized as green products for office equipment, particularly in Europe, where environmental awareness is particularly high. We also have been increasing the coverage of our dealers through proactive mergers and acquisitions overseas.

Government Regulation

There are various governmental regulations specifically applicable to industries in which Kyocera operates, including regulations relating to business and investment approvals, export regulations, tariffs, intellectual properties, consumer and business taxation, exchange controls, and material procurement in public works. We do not believe that such governmental regulations currently have significant effects on Kyocera’s business.

Kyocera is also subject to various regulations concerning the environment of the countries where we operate. These regulations cover air emissions, wastewater discharges, the handling, disposal and remediation of hazardous substances, wastes and certain chemicals used or generated in our manufacturing process, employee health and safety, labeling or other notifications with respect to the content or other aspects of our processes, products or packaging, restrictions on the use of certain materials in or on design aspects of our products or product packaging, and responsibility for disposal of products or product packaging. They also include several regulations for chemical substance in products, such as the European Union Directive on the Restriction on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (RoHS Directive), the European Union Directive on Waste Electrical and Electronic Equipment (WEEE Directive), the European Union’s Registration, Evaluation, Authorization and Restriction of Chemicals (REACH), and similar regulations required in other countries and areas including China. Based on our periodic reviews of the operating policies and practices at all of our facilities, we believe that we are not involved in any pending or threatened proceedings that would require curtailment of our business, and our operations are currently in substantial compliance, in all material respects, with all applicable environmental laws and regulations. Accordingly, the cost of continuing compliance will not be considered to have a material effect on our financial condition or results of operations.

In addition, AVX Corporation, a subsidiary in the United States, is subject to federal, state and local laws and regulations concerning the environment in the United States. Specifically, AVX Corporation is subject to oversight by the United States Environmental Protection Agency (EPA), and is currently engaged in ongoing negotiations with the EPA, state governmental agencies and other private parties with respect to various clean-up and remediation activities. While AVX Corporation believes that it is in material compliance with applicable environmental laws, it does not necessarily have knowledge of all past occurrences on sites that it currently occupies. The risk of environmental liability and remediation costs is inherent in the nature of its business and, therefore, there can be no assurance that material environmental costs, including remediation costs, will not arise in the future.

C. Organizational Structure

We had 207 subsidiaries and affiliates as of March 31, 2011. Our management structure is based on a business segment structure. Therefore, the management of each segment is conducted uniformly regardless of whether our operations are conducted by the parent company or by one of our subsidiaries.

The following table sets forth information, as of March 31, 2011, with respect to our significant subsidiaries.

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
(1) Fine Ceramic Parts Group

Kyocera Industrial Ceramics Corporation	United States	100.00%	Manufacture and sale of fine ceramic-related products and thin film devices

(2) Semiconductor Parts Group

Kyocera SLC Technologies Corporation	Japan	100.00%	Development, manufacture and sale of organic multilayer packages and substrates

Shanghai Kyocera Electronics Co., Ltd.	China	100.00%	Manufacture and sale of fine ceramic-related products and electronic devices

Kyocera America, Inc.	United States	100.00%	Development, manufacture and sale of fine ceramic-related products

(3) Applied Ceramic Products Group

Kyocera Solar Corporation	Japan	100.00%	Sale of solar energy products

Kyocera (Tianjin) Solar Energy Co., Ltd.	China	90.00%	Manufacture of solar energy products

Kyocera Solar, Inc.	United States	100.00%	Manufacture and sale of solar energy products

Kyocera Solar Europe S.R.O.	Czech	100.00%	Manufacture of solar energy products

Kyocera Precision Tools Korea Co., Ltd.	Korea	90.00%	Manufacture and sale of cutting tools

Kyocera Tycom Corporation	United States	100.00%	Manufacture and sale of cutting tools

Japan Medical Materials Corporation	Japan	77.00%	Development, manufacture and sale of medical material

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
(4) Electronic Device Group

Kyocera Elco Corporation	Japan	100.00%	Development, manufacture and sale of electronic devices

Kyocera Kinseki Corporation	Japan	100.00%	Development and manufacture of electronic devices

Dongguan Shilong Kyocera Optics Co., Ltd.	China	90.00%	Manufacture of cutting tools and thin-film devices

AVX Corporation	United States	71.59%	Development, manufacture and sale of electronic devices

(5) Telecommunications Equipment Group

Kyocera Telecom Equipment (Malaysia) Sdn. Bhd.	Malaysia	100.00%	Manufacture of telecommunications equipment

Kyocera Communications, Inc.	United States	100.00%	Sale of telecommunications equipment

(6) Information Equipment Group

Kyocera Mita Corporation	Japan	100.00%	Development and manufacture of information equipment

Kyocera Mita Japan Corporation	Japan	100.00%	Sale of information equipment mainly in Japan

Kyocera Mita Office Equipment (Dongguan) Co., Ltd.	China	92.76%	Manufacture of information equipment

Kyocera Mita America, Inc.	United States	100.00%	Sale of information equipment mainly in North America

Kyocera Mita Europe B.V.	Netherlands	100.00%	Sale of information equipment mainly in Europe

Kyocera Mita Deutschland GmbH	Germany	100.00%	Sale of information equipment mainly in Europe

TA Triumph-Adler GmbH	Germany	100.00%	Sale of information equipment mainly in Europe

(7) Others

Kyocera Communication Systems Co., Ltd.	Japan	76.30%	Provision of engineering services and IT services

Kyocera Chemical Corporation	Japan	100.00%	Development, manufacture and sale of electrical insulation materials

Kyocera Realty Development Co., Ltd.	Japan	100.00%	Real estate services

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
(8) Regional Holding or Sales Companies

Kyocera (Tianjin) Sales & Trading Corporation	China	90.00%	Sale of fine ceramic-related products, cutting tools and information equipment mainly in China

Kyocera Korea Co., Ltd.	Korea	100.00%	Sale of fine ceramic-related products and solar energy products mainly in Korea

Kyocera Asia Pacific Pte. Ltd.	Singapore	100.00%	Sale of fine ceramic-related products, solar energy products and electronic devices mainly in Asia

Kyocera International, Inc.	United States	100.00%	Holding company and headquarters of the subsidiaries mainly in North America

Kyocera Fineceramics GmbH	Germany	100.00%	Sale of fine ceramic-related products, solar energy products and thin film devices mainly in Europe

In addition to the above consolidated subsidiaries, Kyocera had 165 other consolidated subsidiaries as of March 31, 2011. Kyocera also had interests in two subsidiaries accounted for by the equity method and eight affiliates accounted for by the equity method as of March 31, 2011.

AVX Corporation, in our Electronic Device Group, is one of our most significant subsidiaries. Most of the electronic devices we produce for overseas sales are distributed through AVX Corporation by utilizing AVX Corporation’s wide range of marketing channels. In addition, we market passive components produced by AVX Corporation in the Japanese market. We also utilize AVX Corporation’s manufacturing process for ceramic capacitors to improve productivity and to enhance our competitiveness. In addition, AVX Corporation introduced our materials technologies into its ceramic capacitor production. We have been seeking better ways to cooperate in expanding our electronic device businesses. Currently, four of our directors are members of AVX Corporation’s board of directors and AVX Corporation’s chief executive officer is one of our directors. Within the Electronic Device Group, we have a close relationship with AVX Corporation in marketing, manufacturing, and research and development, and we are seeking and pursuing synergies to be a leading passive component manufacturer. AVX Corporation posted net income of $244,003 thousand in fiscal 2011 and its performance contributed significantly to Kyocera’s results of operations and financial condition. See Item 5.A. “Operating Results” of this annual report on Form 20-F.

D. Property, Plants and Equipment

As of March 31, 2011, we had property, plants and equipment with a net book value of ¥247,754 million. During the five years ended March 31, 2011, we invested a total of ¥326,601 million for additions to property, plants and equipment. Our property, plants and equipment are subject to some material encumbrances or environmental issues. See Item 5.A. “Operating Results” of this annual report on Form 20-F.

The following table sets forth information, as of March 31, 2011, with respect to our manufacturing facilities with floor space of more than 250,000 square feet.

Name of Plant	Location	Status	Floor Space	Lease Expires	Principal Products Manufactured
			(in thousands of square feet)
Japan

Hokkaido Kitami Plant	Kitami, Hokkaido	Owned	295		Telecommunications equipment, Semiconductor parts, Fine ceramic parts

Yamagata Higashine Plant	Higashine, Yamagata	Owned	379		Electronic components

Nagano Okaya Plant	Okaya, Nagano	Owned	387		Fine ceramic parts, Thin-film components, Cutting tools

Kawaguchi Plant	Kawaguchi, Saitama	Owned	389		Electrical insulation materials

Tamaki Plant	Watarai, Mie	Owned	288		Information equipment

Shiga Gamo Plant	Higashi-Ohmi, Shiga	Owned	690		Fine ceramic parts, Semiconductor parts

Shiga Yokaichi Plant	Higashi-Ohmi, Shiga	Owned	1,476		Fine ceramic parts, Thin-film components, Solar cells, Cutting tools

Shiga Yasu Plant	Yasu, Shiga	Owned	1,821		Solar cells, Thin-film components

Kyoto Ayabe Plant	Ayabe, Kyoto	Owned	288		Organic multilayer package, Organic multilayer printed circuit boards

Hirakata Plant	Hirakata, Osaka	Owned	604		Information equipment

Kagoshima Sendai Plant	Satsuma-Sendai, Kagoshima	Owned	1,951		Fine ceramic parts, Semiconductor parts, Electronic components, Cutting tools

Kagoshima Kokubu Plant	Kirishima, Kagoshima	Owned	2,466		Fine ceramic parts, Semiconductor parts, Electronic components

Kagoshima Hayato Plant	Kirishima, Kagoshima	Owned	278		Thin-film components

United States

Balboa Plant	San Diego, California	Owned	300		Semiconductor parts

Myrtle Beach Plant	Myrtle Beach, South Carolina	Owned	500		Electronic components

Fountain Inn Plant	Fountain Inn, South Carolina	Owned	300		Electronic components

Name of Plant	Location	Status	Floor Space	Lease Expires	Principal Products Manufactured
			(in thousands of square feet)

El Salvador

San Salvador Plant	San Salvador	Owned	420		Electronic components

France

Saint-Apollinaire Plant	Saint-Apollinaire	Leased	322	2016	Electronic components

Czech Republic

Lanskroun Plant	Lanskroun	Owned	500		Electronic components

Uherske Hradiste Plant	Uherske Hradiste	Owned	276		Electronic components

China

Tianjin Plant	Tianjin	Owned	520		Electronic components

Tianjin Plant	Tianjin	Owned	308		Solar cells

Shilong Plant	Dongguan, Guangdong	Owned	2,331		Information equipment

Shilong Plant	Dongguan, Guangdong	Owned	795		Cutting tools, Thin-film components

Shanghai Pudong Plant	Shanghai	Owned	1,132		Semiconductor parts, Electronic components
Thailand

Thailand Plant	Thailand	Owned	264		Electronic components

Philippines

Philippines Plant	Philippines	Owned	332		Electronic components

Malaysia

Malaysia Plant	Malaysia	Owned	315		Telecommunications equipment

Malaysia Plant	Malaysia	Leased	300	2012	Electronic components

Item 4A.    Unresolved Staff Comments

We are a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding our periodic reports under that Act not less than 180 days before the end of the fiscal year ended March  31, 2011 and which remain unresolved as of the date of the filing of this annual report on Form 20-F with the Commission.

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

In fiscal 2011, the Japanese economy showed signs of recovery compared with fiscal 2010 due to increases in exports, mainly to Asia, and capital investment. With respect to the overseas economy, personal consumption and capital investment continued to rebound in the U.S., while the European economy recovered solidly owing to an increase in exports supported by the depreciation of the Euro, despite fears of an economic slowdown due to heightened financial insecurity triggered by financial crises in Greece and Ireland. The Asian economy led by China continued to expand strongly, driven by growth in exports and personal consumption.

In the information and communications market, which is the principal market for Kyocera, all production activities of various digital consumer equipment such as mobile phone handsets, including smartphones, expanded as a whole compared with fiscal 2010.

The yen’s average exchange rates for fiscal 2011 were ¥86 to the U.S. dollar and ¥113 to the Euro, representing an appreciation of ¥7 (7.5%) and ¥18 (13.7%), respectively, compared with fiscal 2010. As a result, net sales and income before income taxes for fiscal 2011 were down approximately ¥68 billion and ¥28 billion, respectively, compared with fiscal 2010.

In spite of the impact on sales and profit by the yen’s appreciation, sales and profit in all reporting segments exceeded levels recorded in fiscal 2010 due to an expansion of the information and communications market and efforts to improve profitability by reducing costs and enhancing productivity in each business.

Net sales for fiscal 2011 increased by ¥193,119 million, or 18.0%, to ¥1,266,924 million, compared with ¥1,073,805 million for fiscal 2010. Profit from operations for fiscal 2011 increased by ¥92,064 million, or 144.2%, to ¥155,924 million, compared with ¥63,860 million in fiscal 2010. Income before income taxes increased by ¥111,534 million, or 183.5%, to ¥172,332 million, compared with ¥60,798 million in fiscal 2010. Net income attributable to shareholders of Kyocera Corporation for fiscal 2011 increased by ¥82,353 million, or 205.4%, to ¥122,448 million, compared with ¥40,095 million for fiscal 2010. Profit from operations and income before income taxes for fiscal 2010 were reduced by ¥8,961 million and ¥28,948 million, respectively, due to a recognition of a loss related to an investment in WILLCOM, Inc.

Although production activities were temporarily suspended at Kyocera’s production sites in the Tohoku and Kanto regions due to an electric power outage and traffic disturbance caused by the Great East Japan Earthquake, this did not have a significant impact on Kyocera’s business results for fiscal 2011.

The Corporate Reorganization Procedure for WILLCOM, Inc.

Since October 2004, Kyocera Corporation owned a 30% interest in WILLCOM, Inc., which is engaged in the personal handy phone system (PHS) business. Kyocera sells PHS handsets and PHS base stations to WILLCOM, Inc. Kyocera accounted for its investment in WILLCOM, Inc. as an equity method investment.

On September 24, 2009, WILLCOM, Inc. applied and was accepted to undergo Alternative Dispute Resolution with the Japanese Association of Turnaround Professionals (JATP), a process for corporate revitalization prescribed in the Act on Special Measures for Industrial Revitalization. The process of Alternative Dispute Resolution is not a legal procedure like a bankruptcy or a corporate reorganization procedure, but rather constitutes a flexible private settlement mechanism that allows the subject company to continue its daily commercial operations, while securing fairness through the involvement of the JATP. The JATP has been authorized by the Minister of Economy, Trade and Industry to act as an unbiased intermediary to achieve resolution among relevant parties.

During the three months ended December 31, 2009, Kyocera recognized an impairment loss of ¥19,987 million on its investment in WILLCOM, Inc., recorded as equity in losses of affiliates, reflecting management’s belief that the investment might not be recoverable.

On February 18, 2010, WILLCOM, Inc. filed a petition with the Tokyo District Court for commencement of corporate reorganization procedures and applied to the Enterprise Turnaround Initiative Corporation of Japan (ETIC) for support, after terminating the process of Alternative Dispute Resolution. On March 12, 2010, the Tokyo District Court agreed to commence the corporate reorganization procedures. Upon such decision, most of the directors of WILLCOM, Inc., including all of those simultaneously serving as directors of Kyocera, resigned, and trustees and acting trustees were appointed by the Tokyo District Court. On the same day, the ETIC agreed to provide support to WILLCOM, Inc. Due to the commencement of the corporate reorganization procedures, Kyocera lost significant influence over WILLCOM, Inc. and therefore discontinued its application of equity method accounting.

Taking into consideration the decision to commence corporate reorganization procedures, Kyocera recognized a bad debt loss of ¥8,961 million on receivables from WILLCOM, Inc., recorded as selling, general and administrative expenses in the Telecommunications Equipment Group for the year ended March 31, 2010, based on publicly disclosed information such as the outline of the business revitalization plan of WILLCOM, Inc., etc.

On August 2, 2010, WILLCOM, Inc. entered into a sponsor agreement with SOFTBANK CORP. SOFTBANK CORP. agreed to dispatch a business trustee to WILLCOM, Inc. and to provide necessary support for business operations and execution of the reorganization plan.

On October 14, 2010, the trustees of WILLCOM, Inc. filed the reorganization plan with the Tokyo District Court.

Based on the filed reorganization plan, during the three months ended September 30, 2010, Kyocera recognized an additional bad debt loss of ¥708 million on receivables from WILLCOM, Inc., in selling, general and administrative expenses in the Telecommunications Equipment Group.

On November 30, 2010, the filed reorganization plan was approved by the creditors’ committees in written vote and subsequently by the Tokyo District Court. The implementation of the corporate reorganization plan and WILLCOM, Inc.’s business performance may have a significant effect on Kyocera’s consolidated results of operations, financial condition and cash flows. Kyocera has continued to sell PHS handsets and PHS base stations to WILLCOM, Inc.

Results of Operations

Fiscal 2011 compared with Fiscal 2010

The following table shows a summary of Kyocera’s results of operations for fiscal 2010 and fiscal 2011:

	Years ended March 31,				Increase (Decrease)
	2010		2011
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Net sales	¥1,073,805	100.0	¥1,266,924	100.0	¥193,119	18.0
Cost of sales	787,970	73.4	888,869	70.2	100,899	12.8

Gross profit	285,835	26.6	378,055	29.8	92,220	32.3
Selling, general and administrative expenses	221,975	20.7	222,131	17.5	156	0.1

Profit from operations	63,860	5.9	155,924	12.3	92,064	144.2
Interest and dividend income	13,202	1.3	12,963	1.0	(239)	(1.8)
Interest expense	(2,926)	(0.3)	(2,259)	(0.2)	667	—
Foreign currency transaction gains, net	2,830	0.3	3,824	0.3	994	35.1
Equity in earnings (losses) of affiliates and unconsolidated subsidiaries	(18,297)	(1.7)	(160)	(0.0)	18,137	—
Gains (losses) on sales of securities, net	(93)	(0.0)	52	0.0	145	—
Losses on impairment of securities	(217)	(0.0)	(341)	(0.0)	(124)	—
Other, net	2,439	0.2	2,329	0.2	(110)	(4.5)

	(3,062)	(0.2)	16,408	1.3	19,470	—

Income before income taxes	60,798	5.7	172,332	13.6	111,534	183.5
Income taxes	15,365	1.5	42,214	3.3	26,849	174.7

Net income	45,433	4.2	130,118	10.3	84,685	186.4
Net income attributable to noncontrolling interests	(5,338)	(0.5)	(7,670)	(0.6)	(2,332)	—

Net income attributable to shareholders of Kyocera Corporation	¥40,095	3.7	¥122,448	9.7	¥82,353	205.4

Net Sales

Net sales in fiscal 2011 increased by ¥193,119 million, or 18.0%, to ¥1,266,924 million, compared with ¥1,073,805 million in fiscal 2010.

In fiscal 2011, the Japanese economy as well as the U.S. and the European economy recovered and the Asian economy led by China continued to expand strongly. Under these circumstances, net sales increased in spite of the yen appreciation compared with fiscal 2010. Affected by the yen appreciation against the U.S. dollar and the Euro, net sales after translation into the yen in fiscal 2011 were down by approximately ¥68,000 million, compared with fiscal 2010.

Net sales in the Components Business in fiscal 2011 increased by ¥140,704 million, or 25.6%, to ¥691,239 million, compared with ¥550,535 million in fiscal 2010. Net sales in the Equipment Business in fiscal 2011 increased by ¥43,601 million, or 10.3%, to ¥465,084 million, compared with ¥421,483 million in fiscal 2010.

For detail of net sales, please refer to page 34, “Business Overview by Reporting Segment.”

Net Sales by Geographic Segment

The following table shows a breakdown of Kyocera’s total consolidated net sales in fiscal 2010 and fiscal 2011, distinguishing between domestic and overseas sales and, with respect to overseas sales, showing the geographical areas in which such sales were made:

	Years ended March 31,				Increase (Decrease)
	2010		2011
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Japan	¥470,643	43.8	¥559,883	44.2	¥89,240	19.0
United States of America	180,861	16.8	220,706	17.4	39,845	22.0
Asia	172,510	16.1	215,913	17.0	43,403	25.2
Europe	198,058	18.5	210,131	16.6	12,073	6.1
Others	51,733	4.8	60,291	4.8	8,558	16.5

Net sales	¥1,073,805	100.0	¥1,266,924	100.0	¥193,119	18.0

Sales in Japan for fiscal 2011 increased compared with fiscal 2010. Sales in the solar energy business in the Applied Ceramic Products Group increased. Sales in the Telecommunications Equipment Group also increased due to an increase in sales volume of mobile phone handsets and PHS handsets. Furthermore, sales in the Electronic Device Group grew mainly for digital consumer equipment.

Overseas sales, which comprised 55.8% of consolidated net sales, increased by ¥103,879 million, or 17.2%, to

¥707,041 million, compared with ¥603,162 million in fiscal 2010.

Sales in the United States for fiscal 2011 increased compared with fiscal 2010. This was due to sales increase in the Telecommunications Equipment Group led by an increase in sales volume of mobile phone handsets through launches of new products as well as sales increase in the Semiconductor Parts Group and the Electronic Device Group.

Sales in Asia for fiscal 2011 increased compared with fiscal 2010. This was due to sales increase in the Electronic Device Group and the Semiconductor Parts Group led by an increase in component demand, reflecting expanded production of digital consumer equipment.

Sales in Europe for fiscal 2011 increased compared with fiscal 2010. This was due to sales increase in the Electronic Device Group and the Fine Ceramic Parts Group led by an increase in component demand for digital consumer equipment and for automotive related markets, etc.

Sales for Others for fiscal 2011 increased compared with fiscal 2010. This was due to sales increase in the Information Equipment Group, the Electronic Device Group and the Semiconductor Parts Group.

Cost of Sales and Gross Profit

In fiscal 2011, cost of sales increased by ¥100,899 million, or 12.8%, to ¥888,869 million from ¥787,970 million in fiscal 2010. Although raw material costs increased in line with an increase in sales volume, the ratio of cost of sales to net sales in fiscal 2011 decreased 3.2 percentage points to 70.2% from 73.4% in fiscal 2010 due to our continuing cost-cutting measures and improvement of productivity.

Raw material costs of ¥341,442 million accounted for 38.4% of total cost of sales in fiscal 2011, which increased by ¥51,876 million, or 17.9%, from ¥289,566 million in fiscal 2010. Labor costs of ¥171,307 million accounted for 19.3% of total cost of sales in fiscal 2011, which increased by ¥16,367 million, or 10.6%, from ¥154,940 million in fiscal 2010. Depreciation expense of ¥50,204 million accounted for 5.6% of total cost of sales in fiscal 2011, which decreased by ¥1,017 million, or 2.0%, from ¥51,221 million in fiscal 2010 due to reduced capital expenditures.

As a result, gross profit in fiscal 2011 increased by ¥92,220 million, or 32.3%, to ¥378,055 million from ¥285,835 million in fiscal 2010. The gross profit ratio to net sales increased by 3.2 percentage points from 26.6% to 29.8%.

SG&A Expenses and Profit from Operations

Selling, general and administrative (SG&A) expenses in fiscal 2011 increased by ¥156 million, or 0.1%, to ¥222,131 million compared with ¥221,975 million in fiscal 2010. The ratio of SG&A expenses to net sales was 17.5% in fiscal 2011, a decrease of 3.2 percentage points as compared with 20.7% in fiscal 2010 due primarily to a recognition of a bad debt loss of ¥8,961 million on receivables from WILLCOM, Inc. in fiscal 2010. As a result, SG&A expenses remained roughly constant compared with fiscal 2010.

Labor costs of ¥116,759 million accounted for 52.6% of total SG&A expenses in fiscal 2011, which decreased by ¥1,554 million, or 1.3%, from ¥118,313 million in fiscal 2010. Sales promotion and advertising costs of ¥34,530 million accounted for 15.5% in fiscal 2011, which increased by ¥4,177 million, or 13.8%, from ¥30,353 million in fiscal 2010. Depreciation expense of ¥13,674 million accounted for 6.2% in fiscal 2011, which decreased by ¥1,700 million, or 11.1%, from ¥15,374 million in fiscal 2010.

As a result, profit from operations in fiscal 2011 increased by ¥92,064 million, or 144.2%, to ¥155,924 million, compared with ¥63,860 million in fiscal 2010. The operating margin increased by 6.4 percentage points to 12.3% in fiscal 2011, compared with 5.9% in fiscal 2010.

Interest and Dividend Income

Interest and dividend income in fiscal 2011 decreased by ¥239 million, or 1.8%, to ¥12,963 million, compared with ¥13,202 million in fiscal 2010. This was due mainly to a decrease in interest income resulting from lower interest rates.

Interest Expense

Interest expense in fiscal 2011 decreased by ¥667 million, or 22.8%, to ¥2,259 million, compared with ¥2,926 million in fiscal 2010. This was due mainly to a decrease in long-term debt at TA.

Foreign Currency Translation

During fiscal 2011, the average exchange rate for the yen appreciated by ¥7, or 7.5%, against the U.S. dollar, and by ¥18, or 13.7%, against the Euro, as compared with fiscal 2010. At March 31, 2011, the yen appreciated by ¥10, or 10.8%, against the U.S. dollar, and by ¥7, or 5.6%, against the Euro, as compared with March 31, 2010. Kyocera recorded foreign currency transaction gains of ¥3,824 million in fiscal 2011.

Kyocera typically enters into forward exchange contracts to minimize currency exchange risks on foreign currency denominated receivables and payables. Kyocera confines its use of derivative financial instruments for hedging its foreign exchange exposures, and does not utilize derivative transactions for trading purposes.

Gains and Losses from Investments

Kyocera’s earnings (losses) on equity method investments in fiscal 2011 resulted in losses of ¥160 million, a decrease of ¥18,137 million, or 99.1%, compared with losses of ¥18,297 million in fiscal 2010. The decrease in fiscal 2010 was primarily due to the fact that Kyocera recognized an impairment loss of ¥19,987 million on its investment in WILLCOM, Inc.

Gains (losses) on sales of securities, net turned from losses of ¥93 million in fiscal 2010 to gains of ¥52 million in fiscal 2011.

Losses on impairment of securities in fiscal 2011 increased by ¥124 million, or 57.1%, to ¥341 million, compared with ¥217 million in fiscal 2010.

Income before Income Taxes

Income before income taxes in fiscal 2011 increased by ¥111,534 million, or 183.5%, to ¥172,332 million compared with ¥60,798 million in fiscal 2010. Margin of income before income taxes against net sales increased by 7.9 percentage points to 13.6% compared with 5.7% in fiscal 2010.

Despite an effect of the yen appreciation against the U.S. dollar and the Euro, income before income taxes in fiscal 2011 increased substantially compared with fiscal 2010. Profit margin improved with effects of an increase in net sales and continuous improvement of productivity and profitability from fiscal 2010 by promoting cost-cutting measures including manufacturing cost reductions. In fiscal 2010, Kyocera recorded a one-time loss of ¥28,948 million relating to WILLCOM, Inc. Affected by the yen appreciation against the U.S. dollar and the Euro, income before income taxes after translation into the yen for fiscal 2011 were down by approximately ¥28,000 million compared with fiscal 2010.

Operating profit in the Components Business in fiscal 2011 increased by ¥70,460 million, or 142.2%, to ¥119,995 million, compared with ¥49,535 million in fiscal 2010. Operating profit in the Equipment Business in fiscal 2011 increased by ¥20,601 million, or 279.7%, to ¥27,966 million, compared with ¥7,365 million in fiscal 2010.

For a detail of income before taxes, please refer to page 34, “Business Overview by Reporting Segment.”

Income Taxes

Current and deferred income taxes in fiscal 2011 increased by ¥26,849 million, or 174.7%, to ¥42,214 million compared with ¥15,365 million in fiscal 2010.

The effective tax rate of 24.5% in fiscal 2011 was 0.8 percentage points less than the effective rate in fiscal 2010 of 25.3%. This was due mainly to a reversal of valuation allowance against deferred tax assets at certain subsidiaries with increasing realization of deferred tax assets triggered by a significantly improved operating results.

For detailed information, see Note 16 to the Consolidated Financial Statements in this annual report on Form 20-F.

Noncontrolling Interests

Net income attributable to noncontrolling interests in fiscal 2011 amounted to ¥7,670 million and noncontrolling interests related to AVX Corporation, which accounted for approximately 30% of noncontrolling ownership interests, amounted to ¥5,915 million. Net income attributable to noncontrolling interests in fiscal 2011 increased by ¥2,332 million, or 43.7%, compared with ¥5,338 million in fiscal 2010. This was due mainly to an increase in net income at AVX Corporation.

Business Overview by Reporting Segment

The following table shows a breakdown of Kyocera’s total consolidated net sales in fiscal 2010 and fiscal 2011 by the seven reporting segments:

	Years ended March 31,				Increase (Decrease)
	2010		2011
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥53,056	5.0	¥76,269	6.0	¥23,213	43.8
Semiconductor Parts Group	140,507	13.1	174,687	13.8	34,180	24.3
Applied Ceramic Products Group	157,033	14.6	197,642	15.6	40,609	25.9
Electronic Device Group	199,939	18.6	242,641	19.2	42,702	21.4

Total Components Business	550,535	51.3	691,239	54.6	140,704	25.6
Telecommunications Equipment Group	189,118	17.6	225,168	17.8	36,050	19.1
Information Equipment Group	232,365	21.6	239,916	18.9	7,551	3.2

Total Equipment Business	421,483	39.2	465,084	36.7	43,601	10.3
Others	124,577	11.6	139,383	11.0	14,806	11.9
Adjustments and eliminations	(22,790)	(2.1)	(28,782)	(2.3)	(5,992)	—

Net sales	¥1,073,805	100.0	¥1,266,924	100.0	¥193,119	18.0

The following table shows a breakdown of Kyocera’s total consolidated income before income taxes, and operating profit for fiscal 2010 and fiscal 2011 by the seven reporting segments:

	Years ended March 31,				Increase (Decrease)
	2010		2011
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥(788)	—	¥11,969	15.7	¥12,757	—
Semiconductor Parts Group	17,235	12.3	37,331	21.4	20,096	116.6
Applied Ceramic Products Group	19,858	12.6	29,049	14.7	9,191	46.3
Electronic Device Group	13,230	6.6	41,646	17.2	28,416	214.8

Total Components Business	49,535	9.0	119,995	17.4	70,460	142.2
Telecommunications Equipment Group	(14,726)	—	2,121	0.9	16,847	—
Information Equipment Group	22,091	9.5	25,845	10.8	3,754	17.0

Total Equipment Business	7,365	1.7	27,966	6.0	20,601	279.7
Others	6,769	5.4	9,651	6.9	2,882	42.6

Operating profit	63,669	5.9	157,612	12.4	93,943	147.5
Corporate	15,665	—	16,882	—	1,217	7.8
Equity in earning of affiliates and unconsolidated subsidiaries	(18,297)	—	(160)	—	18,137	—
Adjustments and eliminations	(239)	—	(2,002)	—	(1,763)	—

Income before income taxes	¥60,798	5.7	¥172,332	13.6	¥111,534	183.5

*	% to net sales of each corresponding segment

(1) Fine Ceramic Parts Group

Sales in this reporting segment for fiscal 2011 increased by ¥23,213 million, or 43.8%, to ¥76,269 million, compared with ¥53,056 million in fiscal 2010. The increase in sales was mainly due to rising demand overall in line with recovered production activities in various industrial machinery and automotive markets. In particular, total sales of main products such as semiconductor fabrication equipment parts, components for information and communications devices and automotive parts increased by approximately ¥18,000 million compared with fiscal 2010.

Operating profit in this reporting segment for fiscal 2011 amounted to ¥11,969 million, an improvement of ¥12,757 million from a loss of ¥788 million in fiscal 2010. The increase in operating profit was mainly due to an increase in gross profit by sales growth, reduced manufacturing costs and enhanced productivity. Gross profit increased by approximately ¥3,000 million due to the increase in sales and by approximately ¥10,000 million mainly due to a reduction in manufacturing costs.

Sales and operating profit were down by approximately ¥3,000 million and ¥1,000 million, respectively, in fiscal 2011 due to the yen’s appreciation.

(2) Semiconductor Parts Group

Sales in this reporting segment for fiscal 2011 increased by ¥34,180 million, or 24.3%, to ¥174,687 million, compared with ¥140,507 million in fiscal 2010. In addition to increasing demand for such products as mobile phone handsets, digital cameras and servers, popularity grew for multifunctional products such as smartphones that are fitted with an even higher number of components. This resulted in growth in sales as demand for ceramic packages and organic packages for these products rose. In response to this vigorous demand growth, Kyocera expanded production capacity of ceramic packages, especially for crystal and SAW devices and for CMOS/CCD image sensors by approximately 30%, respectively, compared with fiscal 2010. As a result, total sales of ceramic packages increased by approximately ¥28,000 million compared with fiscal 2010 despite a decline of approximately 10% in selling prices for fiscal 2011.

Operating profit in this reporting segment for fiscal 2011 increased by ¥20,096 million, or 116.6%, to ¥37,331 million, compared with ¥17,235 million in fiscal 2010. The increase in operating profit was mainly due to the increase in gross profit by sales growth, reduced manufacturing costs and enhanced productivity. Gross profit increased by approximately ¥7,000 million due to the increase in sales and by approximately ¥13,000 million mainly due to a reduction in manufacturing costs.

Sales and operating profit were down by approximately ¥8,000 million and ¥2,000 million, respectively, in fiscal 2011 due to the yen’s appreciation.

(3) Applied Ceramic Products Group

Sales in this reporting segment for fiscal 2011 increased by ¥40,609 million, or 25.9%, to ¥197,642 million, compared with ¥157,033 million in fiscal 2010. In particular, the increase in sales was due to sales increase in the solar energy business and the cutting tool business, the core businesses in this reporting segment. In the solar energy business, demand grew steadily in the key markets of Japan, Europe and the United States, spurred by the subsidy policies of each country. Production volume of solar cells in fiscal 2011 increased by approximately 60% to 650MW compared with fiscal 2010. On the other hand, selling prices dropped by approximately 20% for the year due to fierce competition. In the cutting tool business, demand grew considerably in line with expanded production in automotive related markets, which are main markets for this business. As a result, total sales from both the solar energy business and the cutting tool business increased by approximately ¥40,000 million compared with fiscal 2010.

Operating profit in this reporting segment for fiscal 2011 increased by ¥9,191 million, or 46.3%, to ¥29,049 million, compared with ¥19,858 million in fiscal 2010. In addition to the effect of sales growth in the solar energy business and the cutting tool business, the positive results of efforts to enhance profitability, mainly by reducing costs, emerged significantly as sales increased in the cutting tool business. As a result, operating profit in both businesses increased by approximately ¥10,000 million compared with fiscal 2010, which led to the overall operating profit increase in this reporting segment.

Sales and operating profit were down by approximately ¥10,000 million and ¥6,000 million, respectively, in fiscal 2011 due to the yen’s appreciation.

(4) Electronic Device Group

Sales in this reporting segment for fiscal 2011 increased by ¥42,702 million, or 21.4%, to ¥242,641 million, compared with ¥199,939 million in fiscal 2010. The increase in sales was mainly due to growth in component demand for digital consumer equipment such as mobile phone handsets and for various industrial equipment. In addition to an increase in demand for such products as ceramic capacitors, timing devices and connectors, sales of thin-film components also rose substantially owing to the acquisition of the TFT LCD business at the Yasu facility from Sony Mobile Display Corporation. As a result, sales of these components increased by approximately ¥22,000 million compared with fiscal 2010. Sales at AVX Corporation, a key consolidated subsidiary in this reporting segment, also grew by approximately ¥20,000 million after translation into the yen, compared with fiscal 2010.

Operating profit in this reporting segment for fiscal 2011 increased by ¥28,416 million, or 214.8%, to ¥41,646 million, compared with ¥13,230 million in fiscal 2010. The increase in operating profit was mainly due to an increase in gross profit as a result of reduced manufacturing costs, etc. Gross profit increased by approximately ¥9,000 million due to an increase in sales and by approximately ¥19,000 million mainly due to a reduction in manufacturing costs.

Sales and operating profit were down by approximately ¥15,000 million and ¥5,000 million, respectively, in fiscal 2011 due to the yen’s appreciation.

(5) Telecommunications Equipment Group

Sales in this reporting segment for fiscal 2011 increased by ¥36,050 million, or 19.1%, to ¥225,168 million, compared with ¥189,118 million in fiscal 2010. The increase in sales was mainly due to growing sales of mobile phone handsets in Japan and overseas. Sales volume of handsets including basic mobile phone and PHS handsets for the Japanese market increased by approximately 50% compared with fiscal 2010 and sales in Japan grew by approximately ¥20,000 million, or 20%, compared with fiscal 2010. In the mobile phone handset business for the overseas market, Kyocera augmented its line-up by releasing new products, including smartphones, while marketing efforts mostly made on low-end models. As a result, sales volume outside Japan increased by approximately 20%, and overseas sales increased by approximately ¥16,000 million, or 20%, compared with fiscal 2010.

Operating profit in this reporting segment for fiscal 2011 amounted to ¥2,121 million, an improvement of ¥16,847 million from an operating loss of ¥14,726 million in fiscal 2010. Operating profit increased substantially, as a result of the significant improvement in gross profit by sales growth and the effect of structural reforms implemented in fiscal 2010 aimed at strengthening development and marketing systems. Gross profit increased by approximately ¥3,500 million due to an increase in sales and by approximately ¥4,000 million due to the effect of structural reforms. Furthermore, Kyocera recorded an impairment loss of ¥8,961 million on account receivables from WILLCOM, Inc. in fiscal 2010, although there was an additional loss of ¥708 million in fiscal 2011, a decrease of ¥8,253 million, compared with fiscal 2010.

Sales and operating profit were down by approximately ¥9,000 million and ¥4,000 million, respectively, in fiscal 2011 due to the yen’s appreciation.

(6) Information Equipment Group

Sales in this reporting segment for fiscal 2011 increased by ¥7,551 million, or 3.2%, to ¥239,916 million, compared with ¥232,365 million in fiscal 2010. Kyocera aggressively launched new products amid moderate recovery in information technology investment by customers in line with global economic resurgence. As a result, although average selling prices decreased by 10% to 15% compared with fiscal 2010, sales volume increased approximately 30% compared with fiscal 2010, which led to the increase in sales.

Operating profit in this reporting segment for fiscal 2011 increased by ¥3,754 million, or 17.0%, to ¥25,845 million, compared with ¥22,091 million in fiscal 2010. Kyocera recognized a one-time gain of ¥1,521 million related to the sale of real estate in fiscal 2010, while there was no such one-time gain in fiscal 2011. R&D expenses increased by ¥969 million compared with fiscal 2010 in line with a reinforcement of new product development. Due primarily to these factors, SG&A expenses increased by approximately ¥3,500 million compared with fiscal 2010. However, operating profit increased due to an increase in gross profit as a result of an increase in sales, sales growth in highly profitable consumables such as color toners and cost reductions. Gross profit increased by approximately ¥4,000 million due to an increase in sales and by approximately ¥3,000 million mainly due to sales growth in consumables and cost reductions.

Sales and operating profit were down by approximately ¥23,000 million and ¥10,000 million, respectively, in fiscal 2011 due to the yen’s appreciation.

(7) Others

Sales in this reporting segment for fiscal 2011 increased by ¥14,806 million, or 11.9%, to ¥139,383 million, compared with ¥124,577 million in fiscal 2010. The increase in sales was mainly due to a gain of approximately ¥12,000 million in aggregate sales from Kyocera Communication Systems Co., Ltd., which deploys information and communication services, and Kyocera Chemical Corporation, which manufactures and sells products such as molding compounds for semiconductor encapsulation, in line with recovery in information technology investment in the corporate sector and in production activities in the semiconductor industry.

Operating profit in this reporting segment for fiscal 2011 increased by ¥2,882 million, or 42.6%, to ¥9,651 million, compared with ¥6,769 million in fiscal 2010. In addition to the increase in sales at Kyocera Communications Systems Co, Ltd. and Kyocera Chemical Corporation, operating profit increased due primarily to enhanced profitability at Kyocera Chemical, mainly through cost reductions.

(8) Corporate

Corporate income and losses mainly constitute gains or losses related to financial assets, and income related to management supporting service provided by Kyocera’s head office to each reporting segment. Corporate income increased by ¥1,217 million, or 7.8%, to ¥16,882 million, compared with ¥15,665 million in fiscal 2010. This was mainly due to an increase in dividend income.

Fiscal 2010 compared with Fiscal 2009

The following table shows a summary of Kyocera’s results of operations for fiscal 2009 and fiscal 2010:

	Years ended March 31,				Increase (Decrease)
	2009		2010
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Net sales	¥1,128,586	100.0	¥1,073,805	100.0	¥(54,781)	(4.9)
Cost of sales	836,638	74.1	787,970	73.4	(48,668)	(5.8)

Gross profit	291,948	25.9	285,835	26.6	(6,113)	(2.1)
Selling, general and administrative expenses	248,529	22.1	221,975	20.7	(26,554)	(10.7)

Profit from operations	43,419	3.8	63,860	5.9	20,441	47.1
Interest and dividend income	15,441	1.4	13,202	1.3	(2,239)	(14.5)
Interest expense	(1,206)	(0.1)	(2,926)	(0.3)	(1,720)	—
Foreign currency transaction (losses) gains, net	(91)	(0.0)	2,830	0.3	2,921	—
Equity in earnings losses of affiliates and unconsolidated subsidiaries	6,460	0.6	(18,297)	(1.7)	(24,757)	—
Losses on sales of securities, net	(2,840)	(0.3)	(93)	(0.0)	2,747	—
Losses on impairment of securities	(7,141)	(0.6)	(217)	(0.0)	6,924	—
Other, net	1,940	0.2	2,439	0.2	499	25.7

	12,563	1.2	(3,062)	(0.2)	(15,625)	—

Income before income taxes	55,982	5.0	60,798	5.7	4,816	8.6
Income taxes	22,779	2.1	15,365	1.5	(7,414)	(32.5)

Net income	33,203	2.9	45,433	4.2	12,230	36.8
Net income attributable to noncontrolling interests	(3,697)	(0.3)	(5,338)	(0.5)	(1,641)	—

Net income attributable to shareholders of Kyocera Corporation	¥29,506	2.6	¥40,095	3.7	¥10,589	35.9

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

For detail of net sales, please refer to page 42, “Business Overview by Reporting Segment.”

Net Sales by Geographic Segment

The following table shows a breakdown of Kyocera’s total consolidated net sales in fiscal 2009 and fiscal 2010, distinguishing between domestic and overseas sales and, with respect to overseas sales, showing the geographical areas in which such sales were made:

	Years ended March 31,				Increase (Decrease)
	2009		2010
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Japan	¥473,387	41.9	¥470,643	43.8	¥(2,744)	(0.6)
Europe	200,483	17.8	198,058	18.5	(2,425)	(1.2)
United States of America	201,502	17.9	180,861	16.8	(20,641)	(10.2)
Asia	183,347	16.2	172,510	16.1	(10,837)	(5.9)
Others	69,867	6.2	51,733	4.8	(18,134)	(26.0)

Net sales	¥1,128,586	100.0	¥1,073,805	100.0	¥(54,781)	(4.9)

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

Sales in the United States decreased compared with fiscal 2009, due mainly to an impact of the yen’s appreciation, as well as a decline in sales in the Telecommunications Equipment Group and the Electronic Device Group.

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

Interest Expense

Interest expense in fiscal 2010 increased by ¥1,720 million, or 142.6%, to ¥2,926 million, compared with ¥1,206 million in fiscal 2009. This was due mainly to an increase of long-term debt as a result of the acquisition of TA Triumph - Adler GmbH in the 4th quarter of fiscal 2009, which had borrowed the long-term debt.

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

For a detail of income before taxes, please refer to page 42, “Business Overview by Reporting Segment.”

Income Taxes

Current and deferred income taxes in fiscal 2010 decreased by ¥7,414 million, or 32.5%, to ¥15,365 million compared with ¥22,779 million in fiscal 2009.

The effective tax rate of 25.3% in fiscal 2010 was 15.4 percentage points less than the effective rate in fiscal 2009 of 40.7%. This was due mainly to the changes in valuation allowances against deferred tax assets.

For detailed information, see Note 16 to the Consolidated Financial Statements in this annual report on Form 20-F.

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

Business Overview by Reporting Segment

The following table shows a breakdown of Kyocera’s total consolidated net sales in fiscal 2009 and fiscal 2010 by the seven reporting segments:

	Years ended March 31,				Increase (Decrease)
	2009		2010
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥61,730	5.4	¥53,056	5.0	¥(8,674)	(14.1)
Semiconductor Parts Group	135,137	12.0	140,507	13.1	5,370	4.0
Applied Ceramic Products Group	148,917	13.2	157,033	14.6	8,116	5.5
Electronic Device Group	231,271	20.5	199,939	18.6	(31,332)	(13.5)

Total Components Business	577,055	51.1	550,535	51.3	(26,520)	(4.6)
Telecommunications Equipment Group	218,758	19.4	189,118	17.6	(29,640)	(13.5)
Information Equipment Group	229,297	20.3	232,365	21.6	3,068	1.3

Total Equipment Business	448,055	39.7	421,483	39.2	(26,572)	(5.9)
Others	126,043	11.2	124,577	11.6	(1,466)	(1.2)
Adjustments and eliminations	(22,567)	(2.0)	(22,790)	(2.1)	(223)	—

Net sales	¥1,128,586	100.0	¥1,073,805	100.0	¥(54,781)	(4.9)

The following table shows a breakdown of Kyocera’s total consolidated income before income taxes, and operating profit for fiscal 2009 and fiscal 2010 by the seven reporting segments:

	Years ended March 31,				Increase (Decrease)
	2009		2010
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥(240)	—	¥(788)	—	¥(548)	—
Semiconductor Parts Group	8,671	6.4	17,235	12.3	8,564	98.8
Applied Ceramic Products Group	27,469	18.4	19,858	12.6	(7,611)	(27.7)
Electronic Device Group	(4,070)	—	13,230	6.6	17,300	—

Total Components Business	31,830	5.5	49,535	9.0	17,705	55.6
Telecommunications Equipment Group	(17,713)	—	(14,726)	—	2,987	—
Information Equipment Group	13,497	5.9	22,091	9.5	8,594	63.7

Total Equipment Business	(4,216)	—	7,365	1.7	11,581	—
Others	14,106	11.2	6,769	5.4	(7,337)	(52.0)

Operating profit	41,720	3.7	63,669	5.9	21,949	52.6
Corporate	7,632	—	15,665	—	8,033	105.3
Equity in earning of affiliates and unconsolidated subsidiaries	6,460	—	(18,297)	—	(24,757)	—
Adjustments and eliminations	170	—	(239)	—	(409)	—

Income before income taxes	¥55,982	5.0	¥60,798	5.7	¥4,816	8.6

*	% to net sales of each corresponding segment

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

Sales in this reporting segment increased due to an expansion in demand, despite a decrease in sales of approximately ¥6,000 million due to an appreciation in yen compared with fiscal 2009. Demand for ceramic packages for crystal and SAW devices and for CCD/CMOS sensors, and for organic packages used in servers declined from the third quarter of fiscal 2009, due to a decrease in production of digital consumer equipment affected by the global economic downturn. In line with expanded production of mobile phone handsets, PCs, and digital cameras from the start of fiscal 2010, however, demand for each package was on course for recovery. Demand for packages from the third quarter of fiscal 2010 reached higher level of the first half of fiscal 2009 when demand was brisk. As a result, sales in this reporting segment for fiscal 2010 increased compared with fiscal 2009.

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

One-time expenses of approximately ¥5,820 million which include an impairment loss of ¥2,309 million on long-lived assets for organic light-emitting diodes business, restructuring charges in AVX Corporation of approximately ¥1,800 million related to employee separations and facility consolidations and accrual of ¥1,711 million for estimated environmental remediation cost at AVX Corporation in fiscal 2009. There were no such significant one-time charges in fiscal 2010. Kyocera promoted drastic cost reductions in order to improve profitability including reductions in capital expenditures and R&D expenses while narrowing down R&D themes. Notably, depreciation and amortization costs in fiscal 2010 were ¥16,934 million, a decrease of ¥7,395 million compared with ¥24,329 million in fiscal 2009, due to curtailment of capital expenditures and facility consolidations at AVX Corporation in fiscal 2009. Additionally, R&D expenses for fiscal 2010 were ¥8,444 million, a decrease of ¥4,246 million compared with ¥12,690 million in fiscal 2009.

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

Business climate in fiscal 2010 was quite severe due to a significant curtailment of information technology investment by customers as a result of the global economic downturn. Under such circumstances, sales for the U.S. were down by approximately ¥2,500 million compared with fiscal 2009 affected by stagnant sales and to the impact of the yen appreciation. Sales for Europe, however, increased by approximately ¥6,500 million despite a negative impact curtailed information technology investment. This was due mainly to a full-year contribution from TA Triumph-Adler GmbH in fiscal 2010, a sales subsidiary that was consolidated in January 2009, which amounted to approximately ¥27,000 million in sales in fiscal 2010. Affected by slow demand, sales for Asia including Japan and for other areas decreased by approximately ¥1,000 million compared with fiscal 2009.

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

An accounting estimate in Kyocera’s consolidated financial statements is a critical accounting estimate if it requires Kyocera to make assumptions about matters that are highly uncertain at the time the accounting estimate is made and if either different estimates that Kyocera reasonably could have used in the current period or changes in the accounting estimate that are reasonably likely to occur from period to period would have a material impact on the presentation of Kyocera’s financial condition, changes in financial condition or results of operations. Kyocera has identified the following critical accounting policies.

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

As a result of continuous strict controls and adjustments on inventories, Kyocera recognized inventory write-downs of ¥9,207 million and ¥5,291 million in fiscal 2010 and 2011, respectively. The amounts of these inventory write-downs by reporting segments appear in Note 18 to the Consolidated Financial Statements included in this annual report on Form 20-F. A large portion of these inventory write-downs arose from inventories of telecommunications equipment and applied ceramic products. These products turned out to be obsolete because of their short product lives, and were subject to a decrease in demand and a decline in price.

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

Kyocera recognized losses on impairment of debt and equity securities of ¥217 million and ¥341 million in fiscal 2010 and 2011, respectively.

Kyocera is currently a major shareholder of KDDI Corporation. The price fluctuation of the shares of KDDI Corporation may affect Kyocera’s financial conditions. The unrealized gain on the shares of KDDI Corporation held by Kyocera at March 31, 2011 had increased by ¥17,753 million, or 63.1%, to ¥45,893 million compared with that of ¥28,140 million at March 31, 2010, due to a fluctuation of the market price of the shares of KDDI Corporation. For detailed information on the gross unrealized gain or loss, see Note 3 to the Consolidated Financial Statements in this annual report on Form 20-F.

Impairment of Long-Lived Assets

Kyocera reviews its long-lived assets and intangible assets with definite useful lives for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Long-lived assets and intangible assets with definite useful lives are considered to be impaired when the expected undiscounted cash flows from the asset group is less than its carrying value. A loss on impairment is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets and intangible assets with definite useful lives.

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

Kyocera concluded that there was no goodwill impairment at any reporting unit as of January 1, 2011. However, the fair value of the Telecommunications Equipment Group reporting unit (which includes goodwill of ¥18,456 million in its carrying amount as of March 31, 2011) slightly exceeded its carrying amount by 0.2%. Accordingly, there is a significant future impairment risk to goodwill if the future net cash flows of the Telecommunications Equipment Group are adversely affected by future market conditions or increased negative operating results or changes to key assumptions including the discount rate applied.

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

For detailed information of these acquisitions, see Note 2 and 9 to the Consolidated Financial Statements in this annual report on Form 20-F.

Deferred Tax Assets

Kyocera records deferred tax assets with valuation allowances to adjust their carrying amounts when it believes that it is more likely than not that the assets will not be realized. The valuation of deferred tax assets principally depends on the estimation of future taxable income and feasible tax planning strategies. If future taxable income is lower than expected due to future market conditions or poor operating results, significant adjustments to deferred tax assets may be required. At March 31, 2011, deferred tax assets amounted to ¥97,925 million, which Kyocera considers will reasonably be realized in the future. This estimate is reasonable when compared with the amounts of income from continuing operations before income taxes and income taxes in fiscal 2011.

Benefit Plans

The over funded or under funded status of defined benefit postretirement plans, which depends on projected benefit obligations and plan assets, are recognized as an asset or liability in our consolidated balance sheets and changes in that funded status are recognized through comprehensive income in the year in which the changes occur. Projected benefit obligations are determined on an actuarial basis and are significantly affected by the assumptions used in their calculation, such as the discount rates, the rate of increase in compensation levels and other assumptions. The expected long-term rate of return on plan assets is also used as an assumption.

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

Effect on projected benefit obligations as of March 31, 2011
(Yen in millions)
Discount rates:
0.25% decrease	¥4,346
0.25% increase	(4,185)

Effect on income before income taxes for the year ending March 31, 2012
(Yen in millions)
Discount rates:
0.25% decrease	¥(70)
0.25% increase	75
Expected rate of return on plan assets:
0.25% decrease	(342)
0.25% increase	342

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

AVX Corporation, a subsidiary in the U.S., has been identified by the United States Environmental Protection Agency (EPA), state governmental agencies or other private parties as a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) or equivalent state or local laws for clean-up and response costs associated with sites at which remediation is required. Because CERCLA has been construed to authorize joint and several liability, the EPA could seek to recover all clean-up costs from any one of the PRPs at a site despite the involvement of other PRPs. At certain sites, financially responsible PRPs other than AVX also are, or have been, involved in site investigation and clean-up activities. We believe that any liability resulting from these sites will be apportioned between AVX and other PRPs.

To resolve AVX’s liability at each of the sites at which AVX has been named a PRP, AVX has entered into various administrative orders and consent decrees with federal and state regulatory agencies governing the timing and nature of investigation and remediation. AVX has paid, or reserved for, all estimated amounts required under the terms of these orders and decrees corresponding to its apportioned share of the liabilities. As is customary, the orders and decrees regarding sites where the PRPs are not themselves implementing the chosen remedy contain provisions allowing the EPA to reopen the agreement and seek additional amounts from settling PRPs in the event that certain contingencies occur, such as the discovery of significant new information about site conditions during clean-up or substantial cost overruns for the chosen remedy. The existence of these reopener provisions, combined with the difficulties of reliably estimating clean-up costs and the joint and several nature of CERCLA liability, makes it difficult to predict the ultimate liability at any site with certainty.

In July 2007, AVX received oral notification from the EPA, and in December 2007, written notification from the U.S. Department of Justice indicating that the United States is preparing to exercise the reopener provision under a 1991 consent decree relating to the environmental conditions at, and remediation of, New Bedford Harbor in the Commonwealth of Massachusetts. The EPA has indicated that remediation costs through October 22, 2010 were approximately ¥35,499 million, not all of which is subject to the reopener provisions. In March 2011, EPA issued a proposal providing alternative remedial action plan to the existing plan for which the future cost estimates ranging from ¥30,046 million to ¥33,283 million, net present value.

AVX has not received complete documentation of past response cost from EPA and therefore has not yet completed an investigation of the monies spent or its available defenses in light of the notification. AVX has also not yet determined whether it can avoid responsibility for all, or some portion, of these costs because the remediation method has changed over time and costs can be appropriately allocated to parties other than AVX. AVX anticipates further discussions with the U.S. Department of Justice, the EPA, and the Commonwealth of Massachusetts regarding the remediation plan and to explore options for resolution of the matter. AVX is continuing to investigate the claim as well as potential defenses and other actions with respect to the site. In light of the foregoing, the potential impact of this matter on Kyocera’s consolidated results of operations, financial condition and cash flows cannot be determined at this time.

Revenue Recognition

Kyocera generates revenue principally through the sale of industrial components and telecommunications and information equipment. Kyocera’s operations consist of the following seven reporting segments: 1) Fine Ceramic Parts Group, 2) Semiconductor Parts Group, 3) Applied Ceramic Products Group, 4) Electronic Device Group, 5) Telecommunications Equipment Group, 6) Information Equipment Group and 7) Others.

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

For most customer orders, the transfer of ownership and revenue recognition occurs at the time of shipment of the products to the customer. For the remainder of customer orders, the transfer of ownership and revenue recognition occurs at the time of receipt of the products by the customer, with the exception of sales of solar power generating systems in the Applied Ceramic Products Group and information equipment in the Information Equipment Group for which sales are made to end users together with installation services. The transfer of ownership and revenue recognition in these cases occur at the completion of installation and customer acceptance, as Kyocera have no further obligations under the contracts and all revenue recognition criteria under ASC 605 are met. When Kyocera provides a combination of products and services, the arrangement is evaluated under ASC 605-25, “Multiple-Element Arrangements.”

In addition, in the Information Equipment Group, Kyocera may enter into sales contracts and lease agreements ranging from one to seven years directly with end users. Sales contracts and lease agreements may include installation services and have customer acceptance clauses. For sales and sales-type lease agreements, revenue is recognized at the completion of installation and customer acceptance which usually occurs on the same business day as delivery. For sales-type leases, unearned income (which represents interest) is amortized over the lease term using the effective interest method in accordance with ASC 840, “Leases.”

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

(a) Distributor Stock Rotation Program

Stock rotation is a program whereby distributors are allowed to return for credit, qualified inventory, semi-annually, equal to a certain percentage of the previous six months net sales. In accordance with ASC 605-15, an estimated sales allowance for stock rotation is recorded at the time of sale based on a percentage of distributor sales using historical trends, current pricing and volume information, other market specific information and input from sales, marketing and other key management. These procedures require the exercise of significant judgments. Kyocera believes that these procedures enable Kyocera to make reliable estimates of future returns under the stock rotation program. Kyocera’s actual results approximate its estimates. When the products are returned and verified, the distributor is given credit against their accounts receivables.

(b) Distributor Ship-from-Stock and Debit Program

Ship-from-Stock and Debit (ship and debit) is a program designed to assist distributors in meeting competitive prices in the marketplace on sales to their end customers. Ship and debit programs require a request from the distributor for a pricing adjustment of a specific part for a sale to the distributor’s end customers from the distributor’s stock. Ship and debit authorizations may cover current and future distributor activity for a specific part for a sale to their customers. In accordance with ASC 605, at the time Kyocera records the sales to distributors, an allowance for the estimated future distributor activities related to such sales is provided since it is probable that such sales to distributors will result in ship and debit activities. In accordance with ASC 605-15, Kyocera records an estimated sales allowance based on sales during the period, credits issued to distributors, distributor inventory levels, historical trends, market conditions, pricing trends noted in direct sales activity with original equipment manufacturers and other customers, and input from sales, marketing and other key management. These procedures require the exercise of significant judgments. Kyocera believes that these procedures enable Kyocera to make reliable estimates of future credits under the ship and debit program. Kyocera’s actual results approximate its estimates.

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

Sales Returns

Kyocera records an estimated sales returns allowance at the time of sales based on historical return experience.

Products Warranty

For after-service costs to be paid during warranty periods, Kyocera accrues a product warranty liability for claims under warranties relating to the products that have been sold. Kyocera records an estimated product warranty liability based on its historical repair experience with consideration given to the expected level of future warranty costs.

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

Uncertainty in Income Taxes

Kyocera records liabilities for unrecognized tax benefits based on the premise of being subject to income tax examination by tax authorities, when it is more likely than not that tax benefits associated with tax positions will not be sustained. Actual results such as settlements with taxing authorities may differ from the recognition accounted for under ASC 740.

At March 31, 2011, gross unrecognized tax benefits amounted to ¥6,874 million. Kyocera does not anticipate the final resolution of procedures to have a material impact on the consolidated statements of income in the future.

Recently Adopted Accounting Standards

Kyocera adopted the FASB’s Accounting Standards Update (ASU) No. 2009-16, “Accounting for Transfers of Financial Assets” on April 1, 2010. This accounting standard codified former Statement of Financial Accounting Standards (SFAS) No. 166, “Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140” issued in June 2009 in the ASC 860, “Transfers and Servicing.” This accounting standard removes the concept of a qualifying special purpose entity from former SFAS No. 140 and removes the exception from applying former FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, to qualifying special purpose entities and establishes specific conditions for reporting a transfer of a portion of a financial asset as a sale. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

Kyocera adopted the ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” on April 1, 2010. This accounting standard codified former SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” issued in June 2009 in the ASC 810, “Consolidation.” This accounting standard requires an enterprise to perform an analysis to identify the primary beneficiary of a variable interest entity and also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In July 2010, the FASB issued ASU No. 2010-20, “Disclosure about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.” This accounting standard requires an entity to provide certain existing disclosures and new disclosures, on a disaggregated basis, about its financing receivables and related allowance for credit losses. Kyocera adopted the disclosure as of the end of a reporting period for the nine months ended December 31, 2010. Kyocera also adopted the disclosures about activity that occurs during a reporting period for the year ended March 31, 2011. As this accounting standard is a provision for disclosure, the adoption of this accounting standard did not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

Recently Issued Accounting Standards

In September 2009, the FASB issued ASU No. 2009-13, “Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force” which addressed the accounting for multiple-deliverable arrangements to enable vender to account for products or services separately rather than as a combined unit. This accounting standard addresses how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. This accounting standard will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The adoption of this accounting standard is not expected to have material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In December 2010, the FASB issued ASU No. 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” This accounting standard modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. This accounting standard will be effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The adoption of this accounting standard is not expected to have material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In December 2010, the FASB issued ASU No. 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations.” The amendments in this Update require a public entity that enters into business combination(s) to disclose revenue and earnings of the combined entity in the comparative financial statements as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. This accounting standard will be effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. As this accounting standard is a provision for disclosure, the adoption of this accounting standard will not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” This accounting standard amends current U.S. GAAP to create more commonality with IFRSs by changing the wording used to describe requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. This accounting standard will be effective during interim and annual periods beginning after December 15, 2011. The adoption of this accounting standard is not expected to have material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

B. Liquidity and Capital Resources

Capital Resources

In fiscal 2011, in spite of the negative impact on sales and profit by the yen’s appreciation, sales and profit in the Components Business and the Equipment Business exceeded those in fiscal 2010 due to an expansion of the information and communications market and efforts to improve profitability by reducing costs and enhancing productivity in each business. Kyocera’s net cash provided by operating activities in fiscal 2011 was ¥119,687 million, and cash and cash equivalents at March 31, 2011 were ¥273,471 million. In addition, Kyocera also held significant amount of highly-liquid financial assets. Based on those facts, Kyocera does not expect to face any liquidity issue in the foreseeable future.

In the short term, Kyocera expects cash demands for working capital and funds for capital expenditures required for the expansion of operations, contribution to pension plans and payments of dividends to shareholders. Kyocera’s primary source of short-term liquidity is cash generated by operations. Certain subsidiaries also generate capital in the form of loans from financial institutions. At March 31, 2011, Kyocera’s short-term borrowings and long-term debt including current portion totaled ¥43,077 million. The ratio to total assets of 2.2% continues to reflect a low level of dependence. Most borrowings were denominated in the Euro and the U.S. dollar, but certain borrowings were denominated in other foreign currencies. Details of these borrowings are described in “Tabular Disclosure of Contractual Obligations,” which also includes the information regarding obligations for the acquisition or construction of property, plant and equipment.

Capital expenditures in fiscal 2011 increased by ¥32,811 million, or 86.6%, to ¥70,680 million compared with ¥37,869 million in fiscal 2010. In fiscal 2011, Kyocera constructed new plants to expand production capacity in the solar energy business included in the Applied Ceramic Products Group. In addition, Kyocera actively introduced LED Substrates in the Fine Ceramic Parts Group and made capital expenditures to expand production capacity of Ceramic packages and Organic packages in the Semiconductor Parts Group. R&D expenses were nearly flat, which totaled ¥49,474 million in fiscal 2011 compared with ¥49,911 million in fiscal 2010. Almost all capital and R&D expenditures were funded by using cash at hand.

During fiscal 2012, Kyocera expects total capital expenditures to be approximately ¥80,000 million and total R&D expenses to be approximately ¥54,000 million. Kyocera expects that total capital expenditures will increase compared with fiscal 2011 for expanding production capacity mainly in the Components Business. Kyocera also expects that R&D expenses will increase compared with fiscal 2011. Kyocera will promote R&D of new businesses such as cell stacks for Solid Oxide Fuel Cells (SOFCs) and LED lighting system. The proportion of R&D expenses to net sales will be flat compared with fiscal 2011. Nearly all capital and R&D expenditures will be funded by using cash at hand. Kyocera believes that Kyocera needs to invest its resources continuously in the development of new business areas and enhancement of technology in order to create new products, commercialize advanced technologies and thereby secure future earnings streams.

Kyocera contributed ¥10,789 million to its benefit pension plans in fiscal 2011 and Kyocera expects to contribute ¥9,954 million to its benefit pension plans in fiscal 2012. At March 31, 2011, Kyocera’s funded status of its benefit pension plans ensured the sources of funds sufficient to cover the pension benefits paid to participants and beneficiaries, and large amounts of additional contributions are not considered to be necessary. Kyocera expects contributions to pension plan assets will be made by using cash at hand.

In fiscal 2011, Kyocera Corporation paid cash dividends totaling ¥22,022 million, at ¥120 per share. Kyocera Corporation received approval at the general meeting of shareholders held on June 28, 2011 for the payment of year-end dividends totaling ¥12,846 million, or ¥70 per share, on June 29, 2011 to all shareholders of record on March 31, 2011.

As described in Note 2 to the Consolidated Financial Statements, Kyocera acquired several businesses. In fiscal 2011, these acquisition costs, net of cash acquired were ¥1,581 million, and all acquisitions were funded by using cash at hand.

At March 31, 2011, Kyocera’s working capital totaled ¥828,886 million, an increase of ¥83,743 million, or 11.2%, compared with ¥745,143 million at March 31, 2010. Our working capital requirements, capital expenditures, debt repayments and other obligations were funded by using cash at hand.

Kyocera believes cash at hand will be sufficient to fund all cash requirements outlined above at least during fiscal 2012. Consequently, Kyocera does not currently intend to use any other external financing sources that might affect its credit agency ratings. If cash generated by operations are insufficient for funding purposes, Kyocera retains other financing options, including external sources, such as short-term borrowings or long-term debts, as well as financing directly in the capital markets through issuances of debt or equity securities. As evidenced by equity to assets ratio of 73.0% at March 31, 2011, Kyocera maintains a strong financial position, which leads Kyocera to believe that any capital requirements could be secured from external sources at a relatively low cost. Kyocera also maintains good business relationships with several major financial institutions.

Any future significant deterioration in market demand for Kyocera’s products, or a slump in product prices to levels substantially below those projected by Kyocera, could adversely affect Kyocera’s operating results and financial condition, possibly resulting in reduced liquidity.

Cash flows

Fiscal 2011 compared with Fiscal 2010

The following table shows a summary of Kyocera’s cash flows for fiscal 2010 and fiscal 2011:

	Years ended March 31,		Increase (Decrease)
	2010	2011
	Amount	Amount	%
	(Yen in millions)
Cash flows from operating activities	¥137,583	¥119,687	(13.0)
Cash flows from investing activities	(49,318)	(121,364)	146.1
Cash flows from financing activities	(38,047)	(26,820)	(29.5)
Effect of exchange rate changes on cash and cash equivalents	(6,339)	(11,158)	76.0
Net increase (decrease) in cash and cash equivalents	43,879	(39,655)	—
Cash and cash equivalents at beginning of year	269,247	313,126	16.3
Cash and cash equivalents at end of year	313,126	273,471	(12.7)

Net cash provided by operating activities in fiscal 2011 decreased by ¥17,896 million, or 13.0%, to ¥119,687 million from ¥137,583 million in fiscal 2010. This was due mainly to a significant increase in net income of ¥84,685 million when compared with fiscal 2010. The amount was offset by cash outflows from an increase in inventories. As a result, net cash provided by operating activities decreased in fiscal 2011.

Net cash used in investing activities for fiscal 2011 increased by ¥72,046 million, or 146.1%, to ¥121,364 million from ¥49,318 million for fiscal 2010. This was due mainly to an increase in purchases of property, plant and equipment as well as a decrease in withdrawals of certificate deposits and time deposits.

Net cash used in financing activities for fiscal 2011 decreased by ¥11,227 million, or 29.5%, to ¥26,820 million from ¥38,047 million for fiscal 2010. This was due mainly to decreases in payments of short-term borrowings and long-term debts.

Decreases in the effect of exchange rate changes on cash and cash equivalents of ¥11,158 million were due mainly to the yen’s appreciation against the Euro and the U.S. dollar between March 31, 2010 and March 31, 2011.

At March 31, 2011, cash and cash equivalents totaled ¥273,471 million. This represented a decrease of ¥39,655 million, or 12.7%, from ¥313,126 million at March 31, 2010. Most of Kyocera’s cash and cash equivalents were denominated in the yen but certain cash and cash equivalents, mainly in overseas subsidiaries, were denominated in foreign currencies, such as the U.S. dollar.

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

Decreases in the effect of exchange rate changes on cash and cash equivalents of ¥6,339 million were due mainly to the yen’s appreciation against the Euro and the U.S. dollar between March 31, 2009 and March 31, 2010.

At March 31, 2010, cash and cash equivalents totaled ¥313,126 million. This represented an increase of ¥43,879 million, or 16.3%, from ¥269,247 million at March 31, 2009. Most of Kyocera’s cash and cash equivalents were denominated in the yen but certain cash and cash equivalents, mainly in overseas subsidiaries, were denominated in foreign currencies, such as the U.S. dollar.

Assets, Liabilities and Equity

Kyocera’s total assets at March 31, 2011 increased by ¥97,849 million, or 5.3% to ¥1,946,566 million, compared with ¥1,848,717 million at March 31, 2010.

Cash and cash equivalents decreased by ¥39,655 million, or 12.7%, to ¥273,471 million. This was due mainly to the effect of purchases of securities and capital expenditures, exceeding net cash gained by operating activities.

Short-term investments in debt securities increased by ¥32,368 million, or 278.0%, to ¥44,012 million, due mainly to the purchases of securities and reclassification from long-term investments in debt and equity securities.

Trade receivables-accounts increased by ¥17,501 million, or 9.2%, to ¥208,404 million, due mainly to increases in sales driven by recovery of economic conditions.

Inventories, particularly raw material and finished goods inventories, increased by ¥55,538 million, or 31.3%, to ¥232,899 million, due mainly to the effect of increases in productions and sales.

Advance payments increased by ¥19,891 million, or 38.0%, to ¥72,207 million, due to an increase of advance payments of the long-term purchase agreements for certain materials at Kyocera Corporation.

Long-term investments in debt and equity securities increased by ¥6,951 million, or 1.9%, to ¥377,075 million, due mainly to increases in market values of the shares of KDDI Corporation and other equity securities at March 31, 2011 compared with March 31, 2010, and purchases of debt securities.

Total property, plant and equipment at cost, net of accumulated depreciation, increased by ¥7,655 million, or 3.2%, to ¥247,754 million. Capital expenditure in fiscal 2011 was ¥70,680 million, and depreciation was ¥59,794 million.

Intangible assets decreased by ¥7,433 million, or 15.0%, to ¥42,160 million, due mainly to amortization.

Other assets decreased by ¥6,478 million, or 8.6%, to ¥68,571 million, due mainly to decreased prepaid benefit cost resulted from increase in projected benefit obligation resulted from a change in discount rates applied to actuarial calculation.

Kyocera’s total liabilities at March 31, 2011 increased by ¥21,752 million, or 4.9%, to ¥463,207 million, compared with ¥441,455 million at March 31, 2010.

Trade notes and accounts payable increased by ¥11,515 million, or 12.8%, to ¥101,265 million compared with March 31, 2010, due mainly to an increase in purchases in line with an increase in sales.

Deferred taxes liabilities increased by ¥14,386 million, or 19.0%, to ¥90,005 million, due mainly to increases in market values of the shares of KDDI Corporation and other equity securities at March 31, 2011 compared with March 31, 2010.

Total equity at March 31, 2011 increased by ¥76,097 million, or 5.4%, to ¥1,483,359 million, compared with ¥1,407,262 million at March 31, 2010.

Retained earnings at March 31, 2011 increased by ¥100,426 million, or 8.6%, due to a net income for fiscal 2011 of ¥122,448 million offset by cash dividend payments of ¥22,022 million.

Accumulated other comprehensive income decreased by ¥24,623 million, to a loss of ¥(75,633) million. Net unrealized gains on securities increased by ¥8,767 million, or 37.4%, due mainly to increases in market values of the shares of KDDI Corporation and other equity securities at March 31, 2011 compared with March 31, 2010. Foreign currency translation adjustments decreased by ¥28,856 million to a loss of ¥(104,305) million, due mainly to the appreciation of the yen against the U.S. dollar.

The Kyocera Corporation shareholders’ equity ratio at March 31, 2011 was 73.0%, up 0.2 percentage points from 72.8% at March 31, 2010.

Noncontrolling interests in subsidiaries, principally AVX Corporation, increased by ¥1,069 million, or 1.7%, to ¥63,096 million, compared with ¥62,027 million at March 31, 2010, due mainly to strong performance at AVX Corporation and at Kyocera Communication Systems Co., Ltd.

C. Research and Development, Patents and Licenses, etc.

Kyocera seeks to create new technologies, products and markets by integrating group-wide management resources and thereby generate business that will become core to the group in the future. In particular, we are focusing on R&D in the information and communications market and environment and energy market that have high-growth potential. An outline of R&D activities in each reporting segment follows.

(1) Fine Ceramic Parts Group

In this reporting segment, we are working to develop new products in a wide range of industrial fields by leveraging fine ceramics materials technology, processing technology and design technology that we have accumulated since our earliest days. Of these products, we are focusing on the development of materials for next-generation semiconductor fabrication equipment parts and large sapphire substrates for LEDs, where demand growth is forecast.

In the automotive market, efforts are being undertaken to develop products that meet the need for environment preservation, energy-saving and safety. In terms of response to the environment and energy conservation, we are concentrating development on ceramic parts that contribute to enhanced fuel efficiency in diesel engines, which are becoming more widespread in Europe due to stricter regulations concerning reduction of carbon dioxide and exhaust gas. In terms of safety, we are working on the development of camera modules for rearview detection and to help prevent accidents. Demand in this sector is expected to grow going forward on account of new legislation regarding safety regulations in the United States.

(2) Semiconductor Parts Group

In the digital consumer equipment market, needs are continuing to grow for products that are more multifunctional, smaller and thinner, and in line with this, miniaturization of electronic components and refinement of semiconductors is expected. In response to these market trends, Kyocera is promoting the development of high-strength, high-rigidity ultra-small and thin ceramic packages as well as fine-pitch organic packages, both of which employ micro wiring.

Kyocera anticipates the creation of faster, larger-capacity communications infrastructure in emerging markets in addition to industrialized nations. As such, in the information and communications network market, we are focusing on the development of ceramic packages for optical communications that are capable of higher frequency, and of highly precise flip chip packages that use organic materials.

(3) Applied Ceramic Products Group

In the solar energy business, we are working to further improve conversion efficiency, increase module size and reduce costs to enhance the performance of multicrystalline silicon solar cells and strengthen cost competitiveness. In addition, we are pushing forward with the development of thin-film solar cells with the aim of expanding our range of products that meet various applications and needs.

In the cutting tool business, we are working on the development of alternative materials for cemented carbide to reduce consumption of rare metals used as raw materials, and of cutting tools suitable for forming complex shapes.

(4) Electronic Device Group

Kyocera is developing small, thin ceramic capacitors and modules, small, advanced timing devices and fine-pitch, low-profile connectors for use in digital consumer equipment such as mobile phone handsets and personal computers, which are getting more multifunctional and smaller. Additionally, we are developing high-voltage, high-capacity ceramic capacitors for the audio-visual market such as LCD panels, and various sensors and actuators that apply piezoelectric ceramics for the industrial equipment and information equipment markets.

In thin-film components, Kyocera is developing inkjet printheads capable of high-speed, high-resolution printing as well as high-luminance, wide-viewing-angle TFT LCDs specifically for the industrial equipment market.

(5) Telecommunications Equipment Group

Kyocera is working to expand its product line-up, mainly of smartphones, for the mobile phone handset market, where products offer an increasing range of functions. We are also developing high-value-added products with slim design and waterproofing technology amassed in-house, based on the Android operating system, as with the smartphone released in the United States in fiscal 2011.

In addition, Kyocera is strengthening the development of terminals capable of high-speed, high-capacity telecommunications services for the next-generation high-speed wireless communications market such as Long Term Evolution (LTE). We are working toward product launch.

(6) Information Equipment Group

In the information equipment market, besides lowering product price, we are making efforts to provide hardware and software best suited to each user through functional design matching customer needs.

Kyocera is developing hardware based on the “ECOSYS” concept, which realizes longer engine life, reduced running costs and minimal waste by employing an amorphous silicon photoreceptor drum with excellent abrasion resistance. On a software front, we are developing products befitting the specific requirements of each user by promoting solutions business. We are also integrating hardware and software to expand our range of product offerings. In emerging markets, we are striving to augment our line-up of ultra-low-priced products fitted with only the basic necessary functions rather than seeking to make them more advanced.

(7) Others

Kyocera Communication Systems Co., Ltd. is developing security systems for cloud computing, the popularity of which has skyrocketed in recent times, and conducting R&D into the convergence of broadcasting and telecommunications, including the practical application of data transmission via one-segment broadcasting.

Kyocera Chemical Corporation is developing epoxy material for semiconductor encapsulation and high thermal adhesive conductive paste for electronic components, which are suitable for compression and molding.

Kyocera is also eagerly developing cell stacks toward the mass production of SOFCs, which are expected to be the next-generation distributed power generation system for small-scale power sources.

R&D expenses by reporting segment are as follows.

	Years ended March 31,			Increase (Decrease)
	2009	2010	2011
	Amount	Amount	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥3,346	¥2,594	¥2,363	(8.9)
Semiconductor Parts Group	3,227	3,126	3,026	(3.2)
Applied Ceramic Products Group	4,992	4,947	5,794	17.1
Electronic Device Group	12,690	8,444	5,742	(32.0)

Total Components Business	24,255	19,111	16,925	(11.4)
Telecommunications Equipment Group	15,864	8,853	8,310	(6.1)
Information Equipment Group	20,127	17,400	18,369	5.6

Total Equipment Business	35,991	26,253	26,679	1.6
Others	5,686	4,547	5,870	29.1

R&D expenses	¥65,932	¥49,911	¥49,474	(0.9)

% to net sales	5.8%	4.6%	3.9%

We have a variety of patents in Japan and other countries, and we hold licenses for the use of patents from others. Details are set forth in “Patents and Licenses” included in Item 4.B “Business Overview” in this annual report on Form 20-F.

D. Trend Information

In fiscal 2011, demand for components was solid in the digital consumer equipment market, which is a principal market for Kyocera. Sales in the solar energy business also increased due to rising environmental awareness worldwide. Kyocera forecasts further growth in demand in fiscal 2012 in the information and communications market, which includes digital consumer equipment, and in the environment and energy market.

We expect temporary stagnation in corporate production and consumer demand activities in the Japanese market in the early part of fiscal 2012 due to the impact of the Great East Japan Earthquake and the still unresolved incident at the Fukushima Dai-ichi Nuclear Power Plant in Fukushima Prefecture which resulted in the release of radioactive material. The production activities are, however, expected to recover, as problems are overcome and restoration efforts are more clearly defined and the incident at the Fukushima Dai-ichi Nuclear Power Plant is brought under control.

In the information and communications market, we anticipate the continued proliferation of smaller, more multifunctional digital consumer equipment such as smartphones. Along with this progress in development, we expect components fitted in the digital consumer equipment to also become smaller, more advanced and modularized.

In emerging markets, we forecast the proliferation of digital consumer equipment and expansion of information and communications networks. We anticipate business opportunities in particular through an increase in investment for public infrastructure as well as in the creation of information and communications systems.

In the environment and energy market, Kyocera recognizes enhanced efforts around the world to prevent global warming, conserve energy and preserve the environment. In particular, we expect demand to rise for alternative energies such as solar energy systems backed by broader governmental subsidy systems in each country. We also forecast an increase in demand for LED related products that contribute to energy conservation.

E. Off-Balance Sheet Arrangements

Refer to Note 14 in The Consolidated Financial Statements included in this annual report on Form 20-F.

As a part of our ongoing business, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F. Tabular Disclosure of Contractual Obligations

The following table provides information about Kyocera’s contractual obligations and other commercial commitments that will affect Kyocera’s liquidity for the next several years, as of March 31, 2011. Kyocera anticipates that the funds required to fulfill these debt obligations and commitments will be cash at hand.

Contractual obligations	Less than 1 year	2-3 years	4-5 years	Thereafter	Total
	(Yen in millions)
Short-term borrowings	¥7,852	¥—	¥—	¥—	¥7,852
Interest payments for short-term borrowings*	52	—	—	—	52
Long-term debt (including due within one year)	10,687	17,696	6,179	663	35,225
Interest payments for long-term debt*	1,634	1,581	310	19	3,544
Supply agreement material used in operation	21,011	44,236	49,785	115,049	230,081
Operating leases	4,866	4,888	1,680	959	12,393
Obligations for the acquisition or construction of property, plant and equipment	13,111	—	—	—	13,111

Total contractual obligations	¥59,213	¥68,401	¥57,954	¥116,690	¥302,258

*	For Kyocera’s variable interest rate of borrowings and debt, Kyocera utilized the rates in effect as of March 31, 2011 when estimating schedule of interest payments.

In addition to contractual obligations shown in the above tables, Kyocera forecasts to contribute ¥9,954 million to its defined benefit pension plans in fiscal 2012. Kyocera recorded liabilities of ¥6,874 million for gross unrecognized tax benefits in accordance with FASB’s ASC 740, “Income Taxes” at March 31, 2011, which are not included in the above table because we are unable to make reasonable estimates of the period of settlements. For detailed information, see Note 16 to the Consolidated Financial Statements in this annual report on Form 20-F.

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

The following table shows Kyocera’s Directors and Corporate Auditors as of June 28, 2011.

Name	Date of Birth	Position	Since	Term
Makoto Kawamura	August 13, 1949	Representative Director and Chairman	2005 (Chairman 2009)	*1
Tetsuo Kuba	February 2, 1954	Representative Director and President	2008 (President 2009)	*1
Tatsumi Maeda	January 1, 1953	Representative Director and Vice President	2008	*1
Hisao Hisaki	July 2, 1946	Representative Director and Vice President	1991	*1
Yasuyuki Yamamoto	April 2, 1951	Director	2009	*1
Goro Yamaguchi	January 21, 1956	Director	2009	*1
Shoichi Aoki	September 19, 1959	Director	2009	*1
Katsumi Komaguchi	March 5, 1951	Director	2009	*1
Tsutomu Yamori	September 25, 1949	Director	2010	*1
Yoshihito Ohta	June 26, 1954	Director	2010	*1
Rodney N. Lanthorne	February 5, 1945	Director	1989	*1
John S. Gilbertson	December 4, 1943	Director	1995	*1
Yoshihiko Nishikawa	September 11, 1945	Full-time Corporate Auditor	2005	*2
Yoshihiro Kano	April 5, 1953	Full-time Corporate Auditor	2011	*3
Osamu Nishieda	January 10, 1943	Corporate Auditor	1993	*4
Kazuo Yoshida	January 10, 1948	Corporate Auditor	2008	*4
Yoshinari Hara	April 3, 1943	Corporate Auditor	2009	*2

*1	The term of office of a Director is two years after his election at the close of the ordinary general meeting of shareholders held on June 28, 2011.
*2	The term of office of a Corporate Auditor is four years after his election at the close of the ordinary general meeting of shareholders held on June 25, 2009.
*3	The term of office of a Corporate Auditor is four years after his election at the close of the ordinary general meeting of shareholders held on June 28, 2011.
*4	The term of office of a Corporate Auditor is four years after his election at the close of the ordinary general meeting of shareholders held on June 26, 2008.

Makoto Kawamura has served as a Representative Director and Chairman of Kyocera Corporation since 2009. He became a Director in 2001 and retired in 2003. He rejoined as a Representative Director and President in 2005. He joined Kyocera Corporation in 1973 and has served as Representative Director and Chairman of Kyocera Mita Corporation, Representative Director and Chairman of Kyocera SLC Technologies Corporation, Representative Director and Chairman of Kyocera Realty Development, Representative Director and Chairman of Kyocera Kinseki Corporation, Representative Director and Chairman of Kyocera Optec Co., Ltd., Representative Director and Chairman of Kyocera Chemical Corporation and Representative Director and Chairman of Kyoto Purple Sanga Co., Ltd.

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

Tatsumi Maeda has served as a Representative Director and Vice President of Kyocera Corporation since 2009. He became a Director in 2001 and retired in 2003. He became a Managing Executive officer in 2003, a Senior Managing Executive Officer in 2007 and rejoined as a Director in 2008. He joined Kyocera Corporation in 1975 and has served as the Chairman of the Board of Kyocera (Tianjin) Solar Energy Co., Ltd., Representative Director and Chairman of Kyocera Solar Corporation, Representative Director and Chairman and President in Kyocera Korea Co., Ltd., and the General Manager of Corporate R&D Group and Corporate Solar Energy Group.

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

Shoichi Aoki has served as a Director of Kyocera Corporation since 2009. He became an Executive Officer in 2005. He joined Kyocera Corporation in 1983 and has served as a Managing Executive Officer and the General Manager of Corporate Financial and Business Systems Administration Group.

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

Yoshihito Ohta has served as a Director of Kyocera Corporation since 2010. He became an Executive Officer in 2003 and a Senior Executive Officer in 2007. He joined Kyocera Corporation in 1978 and has served as a Managing Executive Officer and the General Manager of Corporate Office of the Chief Executives.

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

Yoshihiro Kano has served as a Full-time Corporate Auditor of Kyocera Corporation since 2011. He became an Executive Officer in 2005 and a Managing Executive Officer and a Director in 2009. He joined Kyocera International, Inc. in 1980 and transferred to Kyocera Corporation in 1991.

Osamu Nishieda has served as a Corporate Auditor of Kyocera Corporation since 1993. He has served as an In-House Council of Kyocera Corporation.

Kazuo Yoshida has served as a Corporate Auditor of Kyocera Corporation since 2008. He has served as Professor at Kyoto University Graduate School of Economics.

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

The following table shows Kyocera’s Executive Officers as of June 28, 2011.

Name	Position
Tetsuo Kuba	Executive Officer and President
Tatsumi Maeda	Executive Officer and Vice President (General Manager of Corporate R&D Group and Corporate Solar Energy Group)
Hisao Hisaki	Executive Officer and Vice President (General Manager of Corporate Development Group)
Yasuyuki Yamamoto	Managing Executive Officer (General Manager of Corporate Communication Equipment Group)
Goro Yamaguchi	Managing Executive Officer (General Manager of Corporate Semiconductor Components Group)
Shoichi Aoki	Managing Executive Officer (General Manager of Corporate Financial and Business Systems Administration Group)
Katsumi Komaguchi	Managing Executive Officer (Representative Director and President of Kyocera Mita Corporation)
Tsutomu Yamori	Managing Executive Officer (General Manager of Corporate General Affairs Human Resources Group)
Yoshihito Ohta	Managing Executive Officer (General Manager of Corporate Office of the Chief Executives)
Keijiro Minami	Senior Executive Officer (General Manager of Corporate Components and Devices R&D Division, Corporate R&D Group)
Gen Takayasu	Senior Executive Officer (General Manager of Corporate Electronic Components Group)
Junzo Katsuki	Senior Executive Officer (Deputy General Manager of Corporate Communication Equipment Group)
Nobuo Kitamura	Senior Executive Officer (Deputy General Manager of Corporate Solar Energy Group)
Ken Ishii	Senior Executive Officer (General Manager of Corporate Cutting Tool Group)
Junichi Jinno	Executive Officer (General Manager of Corporate Legal and Intellectual Property Group)
Toshimi Gejima	Executive Officer (General Manager of R&D Center Kagoshima, Corporate R&D Group)
Michiaki Furuhashi	Executive Officer (Deputy General Manager of Corporate Office of the Chief Executives)

Name	Position
Yoichi Yamashita	Executive Officer (General Manager of Corporate Production Technology & Development Division, Corporate R&D Group)
John S. Rigby	Executive Officer (Director and President of Kyocera International, Inc.)
Robert E. Whisler	Executive Officer (Director and President of Kyocera America, Inc.)
Masaki Kozu	Executive Officer (General Manager of Corporate Education Group)
Hitoshi Takao	Executive Officer (General Manager of Corporate Thin Film Components Group)
Yoshiharu Nakamura	Executive Officer (General Manager of Dongguan Shilong Kyocera Optics Co., Ltd.)
Kazumasa Umemura	Executive Officer (General Manager of International Division, Corporate Office of the Chief Executives)
Takafumi Matsuda	Executive Officer (General Manager of Jewelry & Application Products Division)
Masaaki Itoh	Executive Officer (Deputy General Manager of Corporate General Affairs Human Resources Group)
Tsuyoshi Egami	Executive Officer (General Manager of Corporate Communication Product Development Division, Corporate Communication Equipment Group)
Kouji Mae	Executive Officer (Representative Director and President of Kyocera SLC Technologies Corporation)
Motoo Kobayashi	Executive Officer (Representative Director and President of Kyocera Communication Systems Co., Ltd.)
Kazuyuki Nada	Executive Officer (Deputy General Manager of Corporate Semiconductor Components Group)
Yuji Goto	Executive Officer (General Manager of Kyocera (Tianjin) Sales & Trading Corporation)
Shigeaki Kinori	Executive Officer (General Manager of Corporate Fine Ceramics Group)
Masaki Iida	Executive Officer (General Manager of Corporate Purchasing Group)
Hiroshi Fure	Executive Officer (General Manager of Corporate Automotive Components Group)

B. Compensation

The aggregate amount of compensation provided by Kyocera Corporation and its certain subsidiaries in fiscal 2011 to all Directors, Corporate Auditors and Executive Officers of Kyocera Corporation was ¥ 2,202 million. The compensation is mainly comprised of basic remuneration, bonus, stock option, incentive compensation plan and provisions for retirement allowance.

In Japan, regulations require public companies to provide disclosure on an individual basis for each Director or Corporate Auditor who receives aggregate compensation exceeding ¥100 million from the relevant company and its subsidiaries. In accordance with this requirement, we provide disclosure of compensation on an individual basis as follows.

Name	Position	Amounts of compensation by types					Total
		Basic remuneration	Bonus	Stock option	Incentive plan compensation	Others
		(Yen in millions)
Tetsuo Kuba	Representative Director and President of Kyocera Corporation	¥60	¥50	¥—	¥—	¥—	¥111

	Director of AVX Corporation	1	—	—	—	—

John S. Gilbertson	Director of Kyocera Corporation	11	6	—	—	—	¥224

	Director, President and Chief Executive Officer of AVX Corporation	64	5	28	91	19

Notes:

1. AVX Corporation is Kyocera’s consolidated subsidiary in the United States and the determination of compensation is made by AVX’s Compensation Committee pursuant to U.S. regulations and based on its consideration for general and customary levels of compensation in the United States.

2. The compensation provided originally in the U.S. dollar at AVX Corporation was translated into the yen by ¥86 per $1.00, which was the average rate during fiscal 2011.

In addition to the above, Japanese regulations require public companies to disclose details of compensation paid to Directors and Corporate Auditors by the parent company and also to disclose the policy applied in determining such compensation. In accordance with this requirement, we provide disclosure regarding compensation for Directors and Corporate Auditors as follows.

The total amount of compensation paid to Director and Corporate Auditors, the amounts of compensation by types, and the number of Directors and Corporate Auditors were as follows.

	Total amount of compensation	Amounts of compensation by types		Number of Directors and Corporate Auditors
		Basic remuneration	Bonus
	(Yen in millions)
Director	¥426	¥241	¥185	13

Full-time Corporate Auditor	43	43	—	2

Outside Corporate Auditor	18	18	—	3

Total	¥487	¥302	¥185	18

Note:	Amount of remuneration to Directors does not include salaries for services as employees or Executive Officers for Directors who serve as such.

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

D. Employees

The number of Kyocera’s employees by reporting segments at March 31, 2011 are as follows:

Fine Ceramic Parts Group	2,772
Semiconductor Parts Group	10,470
Applied Ceramic Products Group	7,606
Electronic Device Group	19,903
Telecommunications Equipment Group	4,082
Information Equipment Group	14,736
Others	5,402
Corporate	1,637

Total	66,608

Kyocera Corporation had 14,685 employees, and their average age and average service years were 39.1 and 15.2 respectively.

The number of Kyocera Corporation’s employees by reporting segments at March 31, 2011 are as follows:

Fine Ceramic Parts Group	2,539
Semiconductor Parts Group	3,521
Applied Ceramic Products Group	2,375
Electronic Device Group	2,665
Telecommunications Equipment Group	2,367
Information Equipment Group	—
Others	586
Corporate	632

Total	14,685

Most regular employees of Kyocera Corporation, other than management, are members of the Kyocera Union. Over 90% of Kyocera Corporation’s regular employees are members of this union. The Kyocera Union is only open to Kyocera Corporation employees, not to our Japanese or overseas subsidiaries. The employees at three of our subsidiaries in Japan are unionized. Employees at our Japanese subsidiaries are not otherwise unionized. Employees at some of our foreign subsidiaries are unionized. Our relationship with our employee union groups is generally good. However, no assurance can be given that, in response to changing economic conditions and our actions, labor unrest or strikes will not occur.

E. Share Ownership

Kyocera’s Directors, Corporate Auditors and Executive Officers as of June 28, 2011 owned 501,390 shares of Kyocera Corporation in total (485,422 shares of common stock of Kyocera Corporation and 15,968 ADRs of Kyocera Corporation), or 0.3% of the outstanding shares of Kyocera Corporation at March 31, 2011. The numbers of shares owned by each Directors, Corporate Auditors and Executive Officers are shown in the following table.

Name	Title	Number of Shares
Makoto Kawamura	Representative Director and Chairman	3,707
Tetsuo Kuba	Representative Director and President	4,475
Tatsumi Maeda	Representative Director and Vice President	2,507
Hisao Hisaki	Representative Director and Vice President	5,171
Yasuyuki Yamamoto	Director	2,372
Goro Yamaguchi	Director	7,547
Shoichi Aoki	Director	1,597
Katsumi Komaguchi	Director	2,566
Tsutomu Yamori	Director	3,678
Yoshihito Ohta	Director	3,754
Rodney N. Lanthorne	Director	752 (ADR)
John S. Gilbertson	Director	12,927 (ADR)
Yoshihiko Nishikawa	Full-time Corporate Auditor	2,317
Yoshihiro Kano	Full-time Corporate Auditor	1,652
Osamu Nishieda	Corporate Auditor	406,112
Kazuo Yoshida	Corporate Auditor	129
Yoshinari Hara	Corporate Auditor	248
Keijiro Minami	Senior Executive Officer	1,253
Gen Takayasu	Senior Executive Officer	1,449
Junzo Katsuki	Senior Executive Officer	1,509
Nobuo Kitamura	Senior Executive Officer	318
Ken Ishii	Senior Executive Officer	1,957
Junichi Jinno	Executive Officer	41
Toshimi Gejima	Executive Officer	1,655
Michiaki Furuhashi	Executive Officer	9,593
Yoichi Yamashita	Executive Officer	354
John S. Rigby	Executive Officer	702 (ADR)
Robert E. Whisler	Executive Officer	1,587 (ADR)
Masaki Kozu	Executive Officer	2,075
Hitoshi Takao	Executive Officer	1,004
Yoshiharu Nakamura	Executive Officer	1,583
Kazumasa Umemura	Executive Officer	341
Takafumi Matsuda	Executive Officer	1,305
Masaaki Itoh	Executive Officer	662
Tsuyoshi Egami	Executive Officer	97
Kouji Mae	Executive Officer	5,200
Motoo Kobayashi	Executive Officer	2,611
Kazuyuki Nada	Executive Officer	890
Yuji Goto	Executive Officer	2,028
Shigeaki Kinori	Executive Officer	1,127
Masaki Iida	Executive Officer	526
Hiroshi Fure	Executive Officer	12

Item 7.    Major Shareholders and Related Party Transactions

A. Major Shareholders

As far as is known to us, Kyocera is not, directly or indirectly, owned or controlled by any other corporation or by the Japanese or any foreign government, and there is no arrangement which may at a subsequent date result in a change in control of Kyocera.

The following table shows the ten largest shareholders of record of Kyocera Corporation at March 31, 2011.

Name	Shares owned	Ownership
	(in thousands)	(%)
Japan Trustee Services Bank, Ltd. (Trust Account)	13,247	6.92
The Master Trust Bank of Japan, Ltd. (Trust Account)	11,737	6.14
Kyocera Corporation	7,796	4.08
The Bank of Kyoto, Ltd.	7,218	3.77
State Street Bank and Trust Company (Standing proxy: The Hong Kong and Shanghai Banking Corporation Limited)	7,149	3.74
Kazuo Inamori	6,806	3.56
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	5,076	2.65
The Inamori Foundation	4,680	2.45
JPMorgan Securities Japan Co., Ltd.	3,758	1.96
KI Enterprise Co., Ltd.	3,550	1.86

Total	71,018	37.12

The Inamori Foundation was transformed from an incorporated foundation into a public interest incorporated association as of April 1, 2011.

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

In accordance with the Financial Instruments and Exchange Law of Japan mentioned above, on June 21, 2010, Mitsubishi UFJ Financial Group, Inc. and its related partners sent a copy of such a report to us, setting forth information regarding shareholders as of June 14, 2010 as shown in the following table. Despite this report, they are not included in the above list of major shareholders because we are not able to confirm the number of shares beneficially owned by them from our shareholders records as of March 31, 2011.

Name	Shares owner	Ownership
	(in thousands)	(%)
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	5,076	2.65
Mitsubishi UFJ Trust and Banking Corporation	3,604	1.88
Mitsubishi UFJ Asset Management Co., Ltd	1,624	0.85
Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.	2,281	1.19

Total	12,585	6.58

On May 19, 2011, Sumitomo Mitsui Trust Holdings, Inc. and its related partners sent a copy of such a report to us, setting forth information regarding shareholders as of May 13, 2011 as shown in the following table.

Name	Shares owner	Ownership
	(in thousands)	(%)
The Sumitomo Trust and Banking Co., Ltd.	4,457	2.33
Chuo Mitsui Asset Trust and Banking Company, Limited	3,270	1.71
Chuo Mitsui Asset Management Company, Limited	235	0.12
Nikko Asset Management Co., Ltd.	3,626	1.90

Total	11,588	6.06

According to Citibank N.A., depositary for Kyocera’s ADSs, as of March 31, 2011, 3,016,407 shares of Kyocera’s common stock were held in the form of ADSs and there were 746 ADS holders of record in the United States. According to Kyocera’s register of shareholders, as of March 31, 2011, there were 66,315 holders of Kyocera’s common stock of record worldwide. As of March 31, 2011, there were 148 record holders of Kyocera’s common stock with addresses in the United States, holding 25,221,158 shares of the outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.

B. Related Party Transactions

Significant Customer

In fiscal 2011, Kyocera’s sales to KDDI Corporation amounted to ¥130,554 million, or 10.3% of consolidated net sales.

KDDI Corporation provides telecommunication services, and Kyocera sells mainly telecommunication equipment to KDDI Corporation. Kyocera Corporation made an equity investment in KDDI Corporation when it was founded, and currently a director of Kyocera Corporation is a director of KDDI Corporation. At March 31, 2011, Kyocera Corporation’s equity interest in KDDI Corporation was 12.76%. Kyocera serves KDDI Corporation as an independent vendor in terms of price determination, remittance condition and product distribution. All of the agreements and ongoing contractual commitments between Kyocera and KDDI Corporation have been made on an arm’s-length basis. Kyocera expects that KDDI Corporation will remain a significant customer in the future.

C. Interests of Experts and Counsel

Not applicable.

Item 8.    Financial Information

A. Consolidated Statements and Other Financial Information

Financial Statements

The information required by this item is set forth beginning on page F-2 of this annual report on Form 20-F.

Dividend Policy

Kyocera believes that the best way to increase corporate value and meet shareholders’ expectations is to improve future consolidated performance on an ongoing basis. Kyocera therefore has adopted a principal guideline that dividend amounts within a range based on net income attributable to shareholders of Kyocera Corporation on a consolidated basis, and has set its consolidated dividend policy to maintain a consolidated dividend ratio at a level of approximately 20% to 25% of consolidated net income attributable to shareholders of Kyocera

Corporation. In addition, Kyocera determines dividend amounts based on an overall assessment, taking into account various factors including the amount of capital expenditures necessary for medium to long-term corporate growth.

Kyocera also has adopted policies to ensure a sound financial basis, and, for such purpose, it sets aside other general reserves in preparation for the creation of new businesses, cultivation of new markets, development of new technologies and acquisition of outside management resources necessary to achieve stable and sustainable corporate growth.

Kyocera normally pays cash dividends twice per year as an interim and a year-end dividend. Year-end dividends must be approved by shareholders at the ordinary general shareholders’ meeting. In addition to year-end dividend, Kyocera may pay an interim dividend by resolution of its board of directors and without shareholders approval.

Based on performance during the year ended March 31, 2011 and pursuant to the aforementioned policies, Kyocera distributed a year-end dividend for the year ended March 31, 2011 of ¥70 per share, a ¥10 increase as compared with the year ended March 31, 2010. When aggregated with the interim dividend in the amount of ¥60 per share, the total annual dividend was ¥130 per share.

We held a board of directors meeting for the interim dividend on October 28, 2010.

B. Significant Changes

Except as disclosed in this annual report on Form 20-F, there have been no significant changes since March 31, 2011.

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

	Tokyo Stock Exchange		New York Stock Exchange
	Price per Share of Common Stock		Price per American Depositary Share*
Years ended March 31,	High	Low	High	Low
2007	¥11,590	¥8,180	$98.01	$71.73
2008	13,390	7,760	110.01	73.09
2009	10,940	4,330	100.78	45.41
2010	9,210	6,320	99.99	64.91
2011	9,740	6,440	108.99	79.08

Most Recent 6 months	High	Low	High	Low
December 2010	¥8,870	¥8,270	$104.98	$100.35
January 2011	8,730	8,200	105.83	99.62
February 2011	8,920	8,340	108.99	101.24
March 2011	8,650	6,440	105.50	84.04
April 2011	8,940	8,090	110.50	97.01
May 2011	9,040	8,310	111.00	101.05

*	The prices of American Depositary Shares are based upon reports by the New York Stock Exchange, with all fractional figures rounded up to the nearest two decimal points.

The following table shows the information about high and low sales prices for each quarterly period in fiscal 2010 and 2011 in respect of the shares of Common Stock of Kyocera Corporation on the Tokyo Stock Exchange, and the American Depositary Shares on the New York Stock Exchange.

For Voting Securities by Fiscal Quarter

		2010
		1st	2nd	3rd	4th
Common Stock:
Market price per share (A)	—High	¥8,170	¥8,500	¥8,350	¥9,210
	—Low	6,320	6,560	6,700	7,790
Cash dividends paid per share		60	—	60	—

American Depositary Share:
Market price per share (B)	—High	$82.03	$93.20	$91.08	$99.99
	—Low	64.91	71.39	77.70	85.94
Cash dividends paid per share (C)		0.62	—	0.66	—

		2011
		1st	2nd	3rd	4th
Common Stock:
Market price per share (A)	—High	¥9,740	¥8,240	¥8,870	¥8,920
	—Low	7,200	6,910	7,950	6,440
Cash dividends paid per share		60	—	60	—

American Depositary Share:
Market price per share (B)	—High	$105.85	$98.50	$106.93	$108.99
	—Low	80.54	79.08	95.27	84.04
Cash dividends paid per share (C)		0.66	—	0.72	—

(A)	Price on the Tokyo Stock Exchange
(B)	Price on the New York Stock Exchange
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

Capital Stock

General

On January 5, 2009, a central clearing system for shares of Japanese listed companies was established pursuant to the Law Concerning Book-Entry Transfer of Corporate Bonds, Shares, etc. (including regulations promulgated thereunder, the Book-Entry Law), and the shares of all Japanese companies listed on any Japanese stock exchange, including Kyocera Corporation’s shares, became subject to this system.

On the same day, all existing share certificates for such shares became null and void. At present, Japan Securities Depository Center, Inc. (JASDEC) is the only institution that is designated by the relevant authorities as a clearing house which is permitted to engage in the clearing operations of shares of Japanese listed companies under the Book-Entry Law. Under the clearing system, in order for any person to hold, sell or otherwise dispose of shares of Japanese listed companies, it must have an account at an account management institution unless such person has an account at JASDEC. “Account management institutions” are financial instruments traders (i.e., securities companies), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-Entry Law, and only those financial institutions that meet further stringent requirements of the Book-Entry Law can open accounts directly at JASDEC.

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

Transfer agent

Kyocera Corporation’s transfer agent is Mitsubishi UFJ Trust and Banking Corporation. Mitsubishi UFJ Trust and Banking Corporation maintains Kyocera Corporation’s register of shareholders and registers the names and addresses of Kyocera Corporation’s shareholders and other relevant information in Kyocera Corporation’s register of shareholders upon notice thereof from JASDEC, as described in (“—Record date”)

Record date

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

Under the clearing system, shares constituting less than one unit are transferable. However, because shares constituting less than one unit do not comprise a trading unit, except in limited circumstances, such shares may not be sold on the Japanese stock exchanges under the rules of the Japanese stock exchanges.

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

A holder of shares constituting less than one unit may require Kyocera Corporation to purchase such shares at their market value through the relevant account management institutions and JASDEC. The Articles of

Incorporation and the Share Handling Regulations of Kyocera Corporation provide that a holder of shares constituting less than one unit has the right to require Kyocera Corporation to sell to such holder shares constituting less than one unit which, when added to shares constituting less than one unit currently owned by such holder, shall constitute a full one unit. Under the clearing system, such request must be made through the relevant account management institutions and JASDEC. The request of such purchase or sale may not be withdrawn without Kyocera Corporation’s consent.

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

On June 24, 2011, the closing price of our shares of Common Stock on the Tokyo Stock Exchange was ¥8,210 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥5,000 and ¥10,000 per share, as well as the daily price limit if our per share price were to rise to between ¥10,000 and ¥20,000, or fall to between ¥3,000 and ¥5,000. Other daily price limits would apply if our per share price moved to other ranges.

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

E. Taxation

Japanese Taxation

The following is a discussion summarizing material Japanese tax consequences to an owner of shares or ADSs who is a non-resident of Japan or a non-Japanese corporation without a permanent establishment in Japan to which the relevant income is attributable. The statements regarding Japanese tax laws set forth below are based on the laws in force and as interpreted by the Japanese taxation authorities as at the date hereof. These statements are subject to changes in the applicable Japanese laws or double taxation conventions occurring after that date including changes due to the forthcoming 2011 annual tax reform. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor. Potential investors should satisfy themselves as to:

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

Taxation of Dividends

Subject to the PFIC rules discussed below, under the United States federal income tax laws, if the investor is a U.S. holder, the gross amount of any dividend paid by Kyocera Corporation out of its current or accumulated earnings and profits, as determined for United States federal income tax purposes, is subject to United States federal income taxation. If the investor is a non-corporate U.S. holder, dividends paid in taxable years beginning before January 1, 2013 that constitute qualified dividend income will be taxable at a maximum rate of 15% provided that the shares or ADSs are held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid with respect to shares or ADSs generally will be qualified dividend income. The investor must include any Japanese tax withheld from the dividend payment in this gross amount even though it does not in fact receive it.

The dividend is taxable to the investor when the investor, in the case of shares, or the depositary, in the case of ADSs, receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, we will file annual reports on Form 20-F within six months of our fiscal year-end and other reports and information on Form 6-K with the Securities and Exchange Commission. These reports and other information can be inspected at the public reference room at the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You can also obtain copies of such material by mail from the public reference room of the Securities and Exchange Commission at prescribed fees. You may obtain information on the operation of the Securities and Exchange public reference room by calling the Securities and Exchange Commission in the United States at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a web site at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934, as amended,  prescribing the furnishing and content of proxy statements to shareholders.

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

Foreign Currency Exchange Risk

Kyocera enters into foreign currency forward contracts and currency swap contracts to hedge certain existing assets and liabilities denominated in foreign currencies, principally the U.S. dollar and the Euro. All such contracts currently in effect will generally mature within four months. The following tables provide information about Kyocera’s major foreign currency forward contracts and currency swap contracts existing at March 31, 2011, which include hedge accounting setting forth the contract amounts, fair value, weighted average exchange rates and currency swap contracts. The contract amounts are generally used to calculate the contractual payments to be exchanged under the contracts.

	(Pay/Receive) (Except average contractual rates)
Forward exchange contracts to sell foreign currencies	Euro/Yen	US$/Yen	Euro/US$
	(Yen in millions)
Contract amounts	¥60,784	¥58,186	¥3,271
Fair value	(2,605)	(589)	(98)
Weighted average contractual rates	0.009	0.012	0.731

	(Receive/Pay) (Except average contractual rates)
Forward exchange contracts to purchase foreign currencies	Yen/US$	US$/Yen	CZK/US$
	(Yen in millions)
Contract amounts	¥7,472	¥6,180	¥4,416
Fair value	(15)	93	84
Weighted average contractual rates	82.712	0.012	17.742

Note: “CZK” means the lawful currency of the Czech Republic.

	(S$ Receive/THB Pay)
	Expected maturity date						Total	Fair value
Currency swaps	2012	2013	2014	2015	2016	Thereafter
	(Yen in millions)
Contract amounts	¥48	47	45	44	42	—	¥226	¥7
Swap rates	0.040	0.041	0.041	0.042	0.043	—	—	—

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

Long-term debt (including due within one year)	Average pay rate	Expected maturity date						Total	Fair value
		2012	2013	2014	2015	2016	Thereafter
	(Yen in millions)
Loans from banks and others	5.48%	¥10,687	10,874	6,822	4,379	1,800	663	¥35,225	¥35,332

Interest rate swaps
Notional principal amounts	Average receive rate	Average pay rate	Expected maturity date						Total	Fair value
			2012	2013	2014	2015	2016	Thereafter
(Variable to Fixed)			(Yen in millions)
¥590	0.91%	4.42%	¥—	590	—	—	—	—	¥590	¥(20)

Equity Price Risk

Kyocera has marketable equity and debt securities that are classified as available-for-sale and are carried in the consolidated balance sheets at fair value. Changes in fair value are recognized as other comprehensive income, net of taxes, as a separate component of shareholders’ equity. Gross unrealized gains on marketable equity securities, which were ¥57,376 million, included ¥45,893 million derived from unrealized gain of KDDI Corporation held by Kyocera. Detailed information appears in Note 3 to the Consolidated Financial Statements included in this annual report on Form 20-F. Kyocera evaluates whether declines in fair value of debt and equity securities are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost and the anticipated recoverability of fair value in the future. Other-than-temporary loss on debt and equity securities with readily determinable fair values for the years ended March 31, 2010 and 2011 amounted to ¥191 million and ¥338 million, respectively. At March 31, 2011, Kyocera held the following available-for-sale marketable equity and debt securities.

	March 31, 2011
	Cost	Fair Value
	(Yen in millions)
Due within 1 year	¥12,903	¥12,834
Due after 1 year to 5 years	6,484	5,584
Due after 5 years	1,063	930
Equity securities	275,328	331,274

	¥295,778	¥350,622

Item 12.    Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fee Schedule

Kyocera’s American Depositary Receipts (ADR) program is administered by Citibank, N. A., as depositary.

The holder of an ADR has to pay the following fees and charges related to services in connection with the ownership of the ADR to the depositary bank.

Service	Rate	By Whom Paid

(1) Issuance of ADSs upon deposit of Stock (excluding issuances contemplated by paragraphs (3)(b) and (5) below).	Up to $5.00 per 100 ADSs (or fraction thereof) issued.	Party for whom deposits are made or party receiving ADSs.

(2) Delivery of Deposited Securities, property and cash against surrender of ADSs.	Up to $5.00 per 100 ADSs (or fraction thereof) surrendered.	Party surrendering ADSs or making withdrawal.

(3) Distribution of (a) cash dividend or (b) ADSs pursuant to Stock Splits (as defined in the Deposit Agreement)	No fee.	Not applicable.

(4) Distribution of cash proceeds (i.e. upon sale of rights and other entitlements).	Up to $2.00 per 100 ADSs held.	Party to whom distribution is made.

(5) Distribution of ADSs pursuant to exercise of rights.	Up to $5.00 per 100 ADSs issued.	Party to whom distribution is made.

Charges

Holders and Beneficial Owners shall be responsible for the following charges:

(i)	taxes (including applicable interest and penalties) and other governmental charges;

(ii)	such registration fees as may from time to time be in effect for the registration of shares of Stock or other Deposited Securities on the share register and applicable to transfers of shares of Stock or other Deposited Securities to or from the name of the Custodian, the Depositary or any nominees upon the making of deposits and withdrawals, respectively;

(iii)	such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the Deposit Agreement to be at the expense of the person depositing shares of Stock or Holders and Beneficial Owners of ADSs;

(iv)	the expenses and charges incurred by the Depositary in the conversion of foreign currency;

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

Item 14.    Material Modification to the Rights of Security Holders and Use of Proceeds

None.

Item 15.    Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Kyocera’s management, with the participation of its principal executive and principal financial officers, evaluated the effectiveness of Kyocera’s disclosure controls and procedures (as defined in Rules 13a-15(e) under the U.S. Securities Exchange Act of 1934, as amended) as of March 31, 2011. Based on that evaluation, Kyocera’s principal executive and principal financial officers concluded that the disclosure controls and procedures were effective as of that date.

Management’s Report on Internal Control over Financial Reporting

Kyocera’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the U.S. Securities Exchange Act of 1934, as amended). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Kyocera’s management, with the participation of its principal executive and principal financial officers, evaluated the effectiveness of Kyocera’s internal control over financial reporting using the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, Kyocera’s management concluded that Kyocera’s internal control over financial reporting was effective as of March 31, 2011. Kyocera’s independent registered public accounting firm, Kyoto Audit Corporation , has audited the effectiveness of Kyocera’s internal control over financial reporting as of March 31, 2011, as stated in their report which appears on page F-1 of this annual report on Form 20-F.

Evaluation of Changes in Internal Control over Financial Reporting

Kyocera’s management, with the participation of its principal executive and principal financial officers, also carried out an evaluation of changes in our internal control over financial reporting during the year ended March 31, 2011. Based on that evaluation, there was no change in Kyocera’s internal control over financial reporting that occurred during the year ended March 31, 2011 that materially affected, or is reasonably likely to materially affect, Kyocera’s internal control over financial reporting.

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

Item 16C.    Principal Accountant Fees and Services

Principal Independent Registered Public Accounting Firm Fees

Kyoto Audit Corporation served as our independent registered public accounting firm for fiscal 2010 and fiscal 2011 and audited our Consolidated Financial Statements included in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Kyoto Audit Corporation, a cooperating firm of PricewaterhouseCoopers, and member firms of PricewaterhouseCoopers to Kyocera in fiscal 2010 and fiscal 2011.

	Years ended March 31,
	2010	2011
	(Yen in millions)
Audit Fees(1)	¥1,371	¥1,317
Audit-related Fees(2)	4	14
Tax Fees(3)	248	241
All Other Fees(4)	152	8

Total	¥1,775	¥1,580

(1)	Amounts represent fees for the annual audit of Kyocera for fiscal 2010 and fiscal 2011, reviews of Kyocera’s financial statements for interim periods, other regulatory filings in fiscal 2010 and fiscal 2011 and the statutory audit of internal control over financial reporting for fiscal 2010 and fiscal 2011.
(2)	Amounts in fiscal 2011 primarily represent fees for an advisory service in connection with its adoption of International Financial Reporting Standards.
(3)	Amounts represent fees for tax services which are mainly international tax compliance performed by the tax department of the independent registered public accounting firm other than financial audit in fiscal 2010 and fiscal 2011.
(4)	All other fees in fiscal 2010 primarily included fees for advisory services of sales force and repair parts service project.

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

Item 16E. Purchases	of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth certain information with respect to purchases of our own shares by us and our affiliated purchasers.

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
April 1 to April 30, 2010	729	9,385.21	—	—
May 1 to May 31, 2010	322	8,791.18	—	—
June 1 to June 30, 2010	247	7,799.02	—	—
July 1 to July 31, 2010	506	7,464.96	—	—
August 1 to August 31, 2010	617	7,667.87	—	—
September 1 to September 30, 2010	190	7,855.73	—	—
October 1 to October 31, 2010	524	8,334.58	—	—
November 1 to November 30, 2010	1,164	8,447.36	—	—
December 1 to December 31, 2010	2,361	8,612.20	—	—
January 1 to January 31, 2011	613	8,489.65	—	—
February 1 to February 28, 2011	636	8,733.72	—	—
March 1 to March 31, 2011	313	8,177.82	—	—

Total	8,222	8,447.07	—	—

Note: Under the Corporation Act, a holder of shares constituting less than one full unit may request Kyocera to purchase such shares at their market value. (See Memorandum and Articles of Association—Capital stock—“Unit share system,” in “Item 10. Additional Information.”) All purchases described in the above table were made pursuant to such requests by shareholders.

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

As of June 28, 2011, Kyocera Corporation had five corporate auditors, of whom three were “outside” corporate auditors.

In addition to the independence requirements under the Corporation Act described above, the rules of the Japanese stock exchanges require that, with effect from the day following the date of the annual shareholders meeting for the year ended on March 31, 2010, at least one of Kyocera Corporation’s outside directors or outside corporate auditors must meet certain additional independence criteria.

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

Kyocera Corporation and other large Japanese companies which employ the board of corporate auditors system are required to have at least three corporate auditors. As of June 28, 2011, Kyocera Corporation had five corporate auditors. Each corporate auditor serves a four-year term of office. In contrast, the term of office of each director of Kyocera Corporation is two years.

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

Item 18.    Financial Statements

The information required by this item is set forth beginning on page F-1 of this annual report on Form 20-F.

Item 19.    Exhibits

Exhibit Number	Description
1.1	Articles of Incorporation (incorporated by reference to the Registrant’s annual report on Form 20-F filed on June 30, 2010)

1.2	Share Handling Regulations of the Registrant (English translation)

1.3	Regulations of the Board of Directors of the Registrant (English translation)

1.4	Regulations of the Board of Corporate Auditors of the Registrant (incorporated by reference to the Registrant’s annual report on Form 20-F filed on June 30, 2010)

2.1	Amended and Restated Deposit Agreement, dated as of June 29, 1998 among Kyocera Corporation, Citibank N.A. as Depositary and all owners and holders from time to time of American Depositary Receipts, as amended by Amendment No.1 thereto, dated as of January 5, 1999 (incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 24, 2001), as further amended by Amendment No.2 thereto, dated as of December 21, 2007, including the form of American Depositary Receipt (incorporated by reference to Post-effective Amendment No.2 to the Registrant’s Registration Statement on Form F-6 field on December 4, 2007 (File No. 333 - 07222))

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of the Registrant’s annual report on Form 20-F)

11.1	Code of Ethics (incorporated by reference to the Registrant’s annual report on Form 20-F filed on July 5, 2007)

12.1	Certification of the principal executive officer of the Registrant required by Rule 13a-14(a)

12.2	Certification of the principal financial officer of the Registrant required by Rule 13a-14(a)

13.1	Certification of the principal executive officer of the Registrant required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

Exhibit Number	Description
13.2	Certification of the principal financial officer of the Registrant required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Consent of Kyoto Audit Corporation with respect to its report on the audit of the financial statements included in the Registrant’s annual report on Form 20-F

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Kyocera Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, equity and cash flows present fairly, in all material respects, the financial position of Kyocera Corporation and its subsidiaries (the “Company”) at March 31, 2010 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Kyoto Audit Corporation

Kyoto, Japan

June 29, 2011

Consolidated Balance Sheets

Kyocera Corporation and Consolidated Subsidiaries

March 31, 2010 and 2011

ASSETS	2010	2011
	(Yen in millions and shares in thousands)
Current assets:
Cash and cash equivalents	¥313,126	¥273,471
Short-term investments in debt securities (Notes 3 and 4)	11,644	44,012
Other short-term investments (Note 3)	200,413	201,817
Trade receivables (Note 7):
Notes	16,421	19,536
Accounts	190,903	208,404
Less allowances for doubtful accounts and sales returns (Note 6)	(3,971)	(4,795)

	203,353	223,145
Inventories (Note 5)	177,361	232,899
Advance payments	52,316	72,207
Deferred income taxes (Note 16)	40,872	43,035
Other current assets (Notes 4, 6, 8, 10 and 13)	35,370	38,915

Total current assets	1,034,455	1,129,501

Investments and advances:
Investments in and advances to affiliates and unconsolidated subsidiaries (Notes 6 and 7)	1,261	1,219
Long-term investments in debt and equity securities (Notes 3 and 4)	370,124	377,075
Other long-term investments (Notes 3, 4 and 6)	10,534	15,585

Total investments and advances	381,919	393,879

Property, plant and equipment (Notes 4, 10 and 21):
Land	56,870	59,638
Buildings	290,516	288,992
Machinery and equipment	689,608	706,474
Construction in progress	8,842	7,227
Less accumulated depreciation	(805,737)	(814,577)

Total property, plant and equipment	240,099	247,754

Goodwill (Notes 2, 4 and 9)	67,602	64,701
Intangible assets (Notes 2, 9 and 10)	49,593	42,160
Other assets (Notes 6, 8, 10 and 16)	75,049	68,571

Total assets	¥1,848,717	¥1,946,566

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

March 31, 2010 and 2011

LIABILITIES AND EQUITY	2010	2011
	(Yen in millions and shares in thousands)
Current liabilities:
Short-term borrowings (Note 10)	¥4,073	¥7,852
Current portion of long-term debt (Notes 4 and 10)	13,456	10,687
Trade notes and accounts payable	89,750	101,265
Other notes and accounts payable	63,779	61,226
Accrued payroll and bonus	47,131	49,092
Accrued income taxes	15,602	18,069
Other accrued liabilities	26,800	24,337
Other current liabilities (Notes 4, 13 and 16)	28,721	28,087

Total current liabilities	289,312	300,615

Non-current liabilities:
Long-term debt (Notes 4 and 10)	29,067	24,538
Accrued pension and severance liabilities (Note 11)	31,828	28,924
Deferred income taxes (Note 16)	75,619	90,005
Other non-current liabilities (Note 16)	15,629	19,125

Total non-current liabilities	152,143	162,592

Total liabilities	441,455	463,207

Commitments and contingencies (Note 14)

Kyocera Corporation shareholders’ equity (Note 15):
Common stock:
Authorized 600,000 shares
Issued 191,309 shares	115,703	115,703
Additional paid-in capital	163,044	162,336
Retained earnings	1,168,122	1,268,548
Accumulated other comprehensive income	(51,010)	(75,633)
Common stock in treasury, at cost:
7,788 shares at March 31, 2010 and 7,796 shares at March 31, 2011	(50,624)	(50,691)

Total Kyocera Corporation shareholders’ equity	1,345,235	1,420,263
Noncontrolling interests	62,027	63,096

Total equity	1,407,262	1,483,359

Total liabilities and equity	¥1,848,717	¥1,946,566

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2011

	2009	2010	2011
	(Yen in millions and shares in thousands, except per share amounts)
Net sales (Notes 7 and 13)	¥1,128,586	¥1,073,805	¥1,266,924
Cost of sales (Note 13)	836,638	787,970	888,869

Gross profit	291,948	285,835	378,055

Selling, general and administrative expenses (Notes 4, 7,17 and 21)	248,529	221,975	222,131

Profit from operations	43,419	63,860	155,924
Other income (expenses):
Interest and dividend income	15,441	13,202	12,963
Interest expense (Note 13)	(1,206)	(2,926)	(2,259)
Foreign currency transaction gains (losses), net (Note 13)	(91)	2,830	3,824
Equity in earnings (losses) of affiliates and unconsolidated subsidiaries (Notes 4, 7 and 13)	6,460	(18,297)	(160)

Gains (losses) on sales of securities, net (Note 3)	(2,840)	(93)	52
Losses on impairment of securities (Notes 3 and 4)	(7,141)	(217)	(341)
Other, net (Note 4)	1,940	2,439	2,329

	12,563	(3,062)	16,408

Income before income taxes	55,982	60,798	172,332

Income taxes (Note 16):
Current	18,927	24,445	35,744
Deferred	3,852	(9,080)	6,470

	22,779	15,365	42,214

Net income	33,203	45,433	130,118
Net income attributable to noncontrolling interests	(3,697)	(5,338)	(7,670)

Net income attributable to shareholders of Kyocera Corporation	¥29,506	¥40,095	¥122,448

Earnings per share (Note 19):
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥157.27	¥218.47	¥667.23
Diluted	157.23	218.47	667.23
Cash dividends declared per share:
Per share of common stock	120.00	120.00	130.00
Average number of shares of common stock outstanding:
Basic	187,618	183,525	183,517
Diluted	187,661	183,525	183,517

The accompanying notes are an integral part of these statements.

Consolidated Statements of Equity

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Kyocera Corporation Shareholders’ Equity	Noncontrolling Interests	Equity
			(Note 15)	(Note 15)
	(Yen in millions and shares in thousands)
Balance, March 31, 2008 (189,454)	¥115,703	¥162,864	¥1,143,821	¥44,066	¥(15,289)	¥1,451,165	¥65,002	¥1,516,167
Application of ASC 715 to opening balance (Note 11)			(522)	(418)		(940)	(26)	(966)
Comprehensive income:
Net income for the year			29,506			29,506	3,697	33,203
Change in foreign currency translation adjustments—net of taxes				(32,408)		(32,408)	(6,865)	(39,273)
Change in pension adjustments—net of taxes (Note 11)				(12,394)		(12,394)	(53)	(12,447)
Change in unrealized losses on securities—net of taxes (Note 3)				(53,178)		(53,178)	(80)	(53,258)
Change in unrealized losses on derivative financial instruments—net of taxes (Note 13)				(341)		(341)	(113)	(454)

Total comprehensive loss for the year						(68,815)	(3,414)	(72,229)

Cash dividends paid to Kyocera Corporation’s shareholders			(22,755)			(22,755)		(22,755)
Cash dividends paid to noncontrolling interests							(1,517)	(1,517)
Purchase of treasury stock (6,283)					(38,219)	(38,219)		(38,219)
Reissuance of treasury stock (357)		106			2,940	3,046		3,046
Stock option plan of subsidiaries		181				181	72	253
Other							(692)	(692)

Balance, March 31, 2009 (183,528)	115,703	163,151	1,150,050	(54,673)	(50,568)	1,323,663	59,425	1,383,088
Comprehensive income:
Net income for the year			40,095			40,095	5,338	45,433
Change in foreign currency translation adjustments—net of taxes				(9,287)		(9,287)	(1,954)	(11,241)
Change in pension adjustments—net of taxes (Note 11)				1,003		1,003	(97)	906
Change in net unrealized gains on securities—net of taxes (Note 3)				11,847		11,847	112	11,959
Change in net unrealized gains on derivative financial instruments —net of taxes (Note 13)				63		63	11	74

Total comprehensive income for the year						43,721	3,410	47,131

Cash dividends paid to Kyocera Corporation’s shareholders			(22,023)			(22,023)		(22,023)
Cash dividends paid to noncontrolling interests							(1,639)	(1,639)
Purchase of treasury stock (8)					(59)	(59)		(59)
Reissuance of treasury stock (1)		1			3	4		4
Stock option plan of subsidiaries		132				132	54	186
Other		(240)		37		(203)	777	574

Consolidated Statements of Equity—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Kyocera Corporation Shareholders’ Equity	Noncontrolling Interests	Equity
			(Note 15)	(Note 15)
	(Yen in millions and shares in thousands)
Balance, March 31, 2010 (183,521)	115,703	163,044	1,168,122	(51,010)	(50,624)	1,345,235	62,027	1,407,262
Comprehensive income:
Net income for the year			122,448			122,448	7,670	130,118
Change in foreign currency translation adjustments—net of taxes				(28,861)		(28,861)	(5,062)	(33,923)
Change in pension adjustments—net of taxes (Note 11)				(4,530)		(4,530)	(89)	(4,619)
Change in net unrealized gains on securities—net of taxes (Note 3)				8,767		8,767	96	8,863
Change in net unrealized gains on derivative financial instruments—net of taxes (Note 13)				52		52	11	63

Total comprehensive income for the year						97,876	2,626	100,502

Cash dividends paid to Kyocera Corporation’s shareholders			(22,022)			(22,022)		(22,022)
Cash dividends paid to noncotrolling interests							(1,875)	(1,875)
Purchase of treasury stock (8)					(69)	(69)		(69)
Reissuance of treasury stock (0)		0			2	2		2
Stock option plan of subsidiaries		151				151	60	211
Other		(859)		(51)		(910)	258	(652)

Balance, March 31, 2011 (183,513)	¥115,703	¥162,336	¥1,268,548	¥(75,633)	¥(50,691)	¥1,420,263	¥63,096	¥1,483,359

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2011

	2009	2010	2011
	(Yen in millions)
Cash flows from operating activities:
Net income	¥33,203	¥45,433	¥130,118
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	97,577	72,829	71,544
Provision for doubtful accounts and loss on bad debts (Note 7)	671	9,389	2,039
Write-down of inventories	8,719	9,207	5,291
Deferred income taxes (Note 16)	3,852	(9,080)	6,470
Equity in (earnings) losses of affiliates and unconsolidated subsidiaries (Notes 4, 7 and 13)	(6,460)	18,297	160
(Gains) losses on sales of securities, net (Note 3)	2,840	93	(52)
Losses on impairment of securities (Notes 3 and 4)	7,141	217	341
(Gains) losses on sales of property, plant and equipment, and intangible assets, net (Note 17)	(8,314)	(1,319)	967
Losses on impairment of property, plant and equipment, and intangible assets (Notes 4 and 21)	2,730	597	712
Losses on impairment of goodwill (Notes 4 and 9)	3,457	22	—
Foreign currency adjustments	(2,074)	1,100	506
Change in assets and liabilities:
(Increase) decrease in receivables	75,866	(38,823)	(38,043)
(Increase) decrease in inventories	643	10,416	(69,368)
Increase in advance payment	(8,811)	(22,734)	(20,008)
(Increase) decrease in other current assets	4,275	(174)	(616)
Increase (decrease) in notes and accounts payable	(77,648)	40,400	29,422
Increase (decrease) in accrued income taxes	(21,024)	6,152	2,039
Increase (decrease) in other current liabilities	(12,404)	4,420	3,033
Decrease in other non-current liabilities	(737)	(5,724)	(2,871)
Other, net	(5,708)	(3,135)	(1,997)

Net cash provided by operating activities	97,794	137,583	119,687

Cash flows from investing activities:
Payments for purchases of available-for-sale securities	(28,606)	(27,613)	(11,837)
Payments for purchases of held-to-maturity securities	(46,187)	(59,841)	(67,174)
Payments for purchases of other securities	(1,192)	(4,207)	(5,173)
Proceeds from sales and maturities of available-for-sale securities	22,026	21,483	9,568
Proceeds from maturities of held-to-maturity securities	33,756	38,649	42,534
Acquisitions of businesses, net of cash acquired (Notes 2 and 20)	(47,512)	(4,715)	(1,581)
Payments for purchases of property, plant and equipment	(77,267)	(36,491)	(65,844)
Payments for purchases of intangible assets	(7,924)	(3,876)	(6,568)
Proceeds from sales of property, plant and equipment, and intangible assets	12,893	3,065	491
Acquisition of certificate of deposits and time deposits	(290,536)	(356,472)	(303,482)
Withdrawal of certificate of deposits and time deposits	230,645	377,958	287,376
Other, net	(1,540)	2,742	326

Net cash used in investing activities	(201,444)	(49,318)	(121,364)

Cash flows from financing activities:
Increase (decrease) in short-term debt, net	2,536	(6,510)	4,044
Proceeds from issuance of long-term debt	1,869	14,707	10,708
Payments of long-term debt	(5,588)	(20,236)	(15,707)
Dividends paid	(24,248)	(23,537)	(23,654)
Purchase of treasury stock	(38,219)	(59)	(69)
Reissuance of treasury stock	3,045	4	2
Other, net	(2,325)	(2,416)	(2,144)

Net cash used in financing activities	(62,930)	(38,047)	(26,820)

Effect of exchange rate changes on cash and cash equivalents	(11,759)	(6,339)	(11,158)

Net increase (decrease) in cash and cash equivalents	(178,339)	43,879	(39,655)
Cash and cash equivalents at beginning of year	447,586	269,247	313,126

Cash and cash equivalents at end of year	¥269,247	¥313,126	¥273,471

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

The consolidated variable interest entity for which Kyocera Corporation is the primary beneficiary does not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

Revenue Recognition:

Kyocera generates revenue principally through the sale of industrial components and telecommunications and information equipment. Kyocera’s operations consist of the following seven reporting segments: 1) Fine Ceramic Parts Group, 2) Semiconductor Parts Group, 3) Applied Ceramic Products Group, 4) Electronic Device Group, 5) Telecommunications Equipment Group, 6) Information Equipment Group and 7) Others.

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

For most customer orders, the transfer of ownership and revenue recognition occurs at the time of shipment of the products to the customer. For the remainder of customer orders, the transfer of ownership and revenue recognition occurs at the time of receipt of the products by the customer, with the exception of sales of solar power generating systems in the Applied Ceramic Products Group and information equipment in the Information Equipment Group for which sales are made to end users together with installation services. The transfer of ownership and revenue recognition in these cases occur at the completion of installation and customer acceptance, as Kyocera have no further obligations under the contracts and all revenue recognition criteria under ASC 605 are met. When Kyocera provides a combination of products and services, the arrangement is evaluated under ASC 605-25, “Multiple-Element Arrangements.”

In addition, in the Information Equipment Group, Kyocera may enter into sales contracts and lease agreements ranging from one to seven years directly with end users. Sales contracts and lease agreements may include installation services and have customer acceptance clauses. For sales and sales-type lease agreements, revenue is recognized at the completion of installation and customer acceptance which usually occurs on the same business day as delivery. For sales-type leases, unearned income (which represents interest) is amortized over the lease term using the effective interest method in accordance with ASC 840, “Leases.”

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

(a) Distributor Stock Rotation Program

Stock rotation is a program whereby distributors are allowed to return for credit, qualified inventory, semi-annually, equal to a certain percentage of the previous six months, net sales. In accordance with ASC 605-15, an estimated sales allowance for stock rotation is recorded at the time of sale based on a percentage of distributor sales using historical trends, current pricing and volume information, other market specific information and input from sales, marketing and other key management. These procedures require the exercise of significant judgments. Kyocera believes that these procedures enable Kyocera to make reliable estimates of future returns under the stock rotation program. Kyocera’s actual results approximate its estimates. When the products are returned and verified, the distributor is given credit against their accounts receivables.

(b) Distributor Ship-from-Stock and Debit Program

Ship-from-Stock and Debit (ship and debit) is a program designed to assist distributors in meeting competitive prices in the marketplace on sales to their end customers. Ship and debit programs require a request from the distributor for a pricing adjustment of a specific part for a sale to the distributor’s end customers from the distributor’s stock. Ship and debit authorizations may cover current and future distributor activity for a specific part for a sale to their customers. In accordance with ASC 605, at the time Kyocera records the sales to distributors, an allowance for the estimated future distributor activities related to such sales is provided since it is probable that such sales to distributors will result in ship and debit activities. In accordance with ASC 605-15, Kyocera records an estimated sales allowance based on sales during the period, credits issued to distributors, distributor inventory levels, historical trends, market conditions, pricing trends noted in direct sales activity with original equipment manufacturers and other customers, and input from sales, marketing and other key management. These procedures require the exercise of significant judgments. Kyocera believes that these procedures enable Kyocera to make reliable estimates of future credits under the ship and debit program. Kyocera’s actual results approximate its estimates.

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

Sales Returns

Kyocera records an estimated sales returns allowance at the time of sales based on historical return experience.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Products Warranty

For after-service costs to be paid during warranty periods, Kyocera accrues a product warranty liability for claims under warranties relating to the products that have been sold. Kyocera records an estimated product warranty liability based on its historical repair experience with consideration given to the expected level of future warranty costs.

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

Translation of Foreign Currencies:

Assets and liabilities of consolidated foreign subsidiaries and affiliates accounted for by the equity method are translated into Japanese yen at the exchange rates in effect on the respective balance sheet dates. Operating accounts are translated at the average exchange rates for the respective periods. Translation adjustments result from the process of translating foreign currency denominated financial statements into Japanese yen. These translation adjustments, which are not included in the determination of net income, are included in other comprehensive income.

Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect on the respective balance sheet dates, and resulting transaction gains or losses are included in the determination of net income.

Allowances for Doubtful Accounts:

Kyocera maintains allowances for doubtful accounts related to trade notes receivables, trade accounts receivables and finance receivables for estimated losses resulting from customers’ inability to make timely payments, including interest on finance receivables. Kyocera’s estimates are based on various factors, including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of a specific customer’s inability to meet its financial obligations, a specific allowance against these amounts is provided, considering the fair value of assets pledged by the customer as collateral.

The amounts of allowances for doubtful accounts included in other current assets at March 31, 2010 and 2011 were ¥571 million and ¥619 million.

The amounts of allowances for doubtful accounts included in investments in and advances to affiliates and unconsolidated subsidiaries at March 31, 2010 and 2011 were ¥0 million and ¥229 million.

The amounts of allowances for doubtful accounts included in other long-term investments at March 31, 2010 and 2011 were ¥253 million and ¥100 million.

The amounts of allowances for doubtful accounts included in other assets at March 31, 2010 and 2011 were ¥2,001 million and ¥1,876 million, respectively.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

With respect to the detail information of allowances for doubtful accounts, please refer to the Notes 6 and 8 to the Consolidated Financial Statement.

Inventories:

Inventories are stated at the lower of cost or market. For finished goods and work in process, cost is determined by the average method for approximately 70% at March 31, 2010 and 2011, and by other methods including the first-in, first-out method for the others. For raw materials and supplies, cost is determined by the first-in, first-out method for approximately 57% and 59% at March 31, 2010 and 2011, respectively, and by other methods including the average method for the others. Kyocera recognizes estimated write-down of inventories for excess, slow-moving and obsolete inventories.

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

Kyocera also reviews its investments accounted by the equity method for impairment quarterly. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time during which the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined through the use of various methodologies such as discounted cash flows and comparable valuations of similar companies.

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

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Goodwill and Other Intangible Assets:

Goodwill and other intangible assets are accounted for under ASC 350, “Intangibles—Goodwill and Other.” Goodwill and intangible assets with indefinite useful lives, rather than being amortized, are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment. Intangible assets with definite useful lives are amortized straight line over their respective estimated useful lives to their estimated residual values, and reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

The principal estimated useful lives for intangible assets are as follows:

Software	2 to 10 years
Patent rights	2 to 12 years
Customer relationships	3 to 18 years

Impairment of Long-Lived Assets:

Impairment of long-lived assets and intangible assets are accounted for under ASC 360, “Property, Plant, and Equipment. ”Kyocera reviews its long-lived assets and intangible assets with definite useful lives for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

Long-lived assets and intangible assets with definite useful lives are considered to be impaired when the expected undiscounted cash flows from the asset group is less than its carrying value. A loss on impairment is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets and intangible assets with definite useful lives.

Derivative Financial Instruments:

Derivatives are accounted for under ASC 815, “Derivatives and Hedging.” All derivatives are recorded as either assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives are charged to income. However cash flow hedges may qualify for hedge accounting, if the hedging relationship is expected to be highly effective in achieving offsetting cash flows of hedging instruments and hedged items. Under hedge accounting, changes in the fair value of the effective portion of these hedge derivatives are deferred in accumulated other comprehensive income and charged to earnings when the underlying transaction being hedged occurs.

Kyocera designates certain foreign currency forward contracts, interest rate swaps and interest rate caps as cash flow hedges. Most of Kyocera’s foreign currency forward contracts are entered into as hedges of existing foreign currency denominated assets and liabilities. Accordingly, Kyocera records changes in fair value of these foreign currency forward contracts in earnings. It is expected that such changes will be offset by corresponding gains or losses on the underlying assets and liabilities.

Kyocera formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as cash flow hedge to specific assets and liabilities on the balance sheet or forecasted transactions. Kyocera also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. When it is determined that a derivative is not highly effective hedge or that it has ceased to be a highly effective hedge, Kyocera discontinues hedge accounting prospectively. When a cash flow hedge is discontinued, the net

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

derivative gains or losses remain in accumulated other comprehensive income, unless it is probable that the forecasted transaction will not occur at which point the derivative gains or losses are reclassified into income immediately.

Stock-Based Compensation:

Costs resulting from share-based payment transactions are accounted for under ASC 718, “Compensation—Stock Compensation.” Kyocera recognizes such costs in the financial statements by fair value based measurement method. Under the modified prospective method, Kyocera recognizes compensation costs which include:

(a)	compensation cost for all stock options granted prior to, but not yet vested as of April 1, 2006, and

(b)	compensation cost for all stock options granted or modified subsequent to April 1, 2006.

Net Income Attributable to Shareholders of Kyocera Corporation and Cash Dividends per Share:

Earnings per share is accounted for under ASC 260, “Earnings Per Share.” Basic earnings per share attributable to shareholders of Kyocera Corporation is computed based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to shareholders of Kyocera Corporation is computed based on the diluted average number of shares of stock outstanding during each period.

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

Recently Adopted Accounting Standards:

Kyocera adopted the FASB’s Accounting Standards Update (ASU) No. 2009-16, “Accounting for Transfers of Financial Assets” on April 1, 2010. This accounting standard codified former Statement of Financial Accounting Standards (SFAS) No. 166, “Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140” issued in June 2009 in the ASC 860, “Transfers and Servicing.” This accounting standard removes the concept of a qualifying special purpose entity from former SFAS No. 140 and removes the exception from applying former FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, to qualifying special purpose entities and establishes specific conditions for reporting a transfer of a portion of a financial asset as a sale. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

Kyocera adopted the ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” on April 1, 2010. This accounting standard codified former SFAS No. 167,

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

“Amendments to FASB Interpretation No. 46(R)” issued in June 2009 in the ASC 810, “Consolidation.” This accounting standard requires an enterprise to perform an analysis to identify the primary beneficiary of a variable interest entity and also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In July 2010, the FASB issued ASU No. 2010-20, “Disclosure about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.” This accounting standard requires an entity to provide certain existing disclosures and new disclosures, on a disaggregated basis, about its financing receivables and related allowance for credit losses. Kyocera adopted the disclosure as of the end of a reporting period for the nine months ended December 31, 2010. Kyocera also adopted the disclosures about activity that occurs during a reporting period for the year ended March 31, 2011. As this accounting standard is a provision for disclosure, the adoption of this accounting standard did not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

Recently Issued Accounting Standards:

In September 2009, the FASB issued ASU No. 2009-13, “Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force” which addressed the accounting for multiple-deliverable arrangements to enable vender to account for products or services separately rather than as a combined unit. This accounting standard addresses how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. This accounting standard will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The adoption of this accounting standard is expected to have no material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In December 2010, the FASB issued ASU No. 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” This accounting standard modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. This accounting standard will be effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The adoption of this accounting standard is expected to have no material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In December 2010, the FASB issued ASU No. 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations.” The amendments in this Update require a public entity that enters into business combination(s) to disclose revenue and earnings of the combined entity in the comparative financial statements as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. This accounting standard will be effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. As this accounting standard is a provision for disclosure, the adoption of this accounting standard will not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” This accounting standard amends current U.S. GAAP to create more commonality with IFRSs by changing the wording used to describe requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. This accounting standard

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

will be effective during interim and annual periods beginning after December 15, 2011. The adoption of this accounting standard is expected to have no material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

2. BUSINESS COMBINATION

Business combinations in the year ended March 31, 2011

On June 1, 2010, Kyocera Corporation acquired thin film transistor (TFT) liquid crystal display (LCD) business of Yasu facility from Sony Mobile Display Corporation. The result of operation of the acquired business was included into Kyocera’s consolidated financial statements since the acquisition date and for segment reporting, it is reported in the Electronic Device Group.

Kyocera Tycom Corp. has owned a 33.33% interest in Tycom Ltd., a sales company of cutting tools, and accounted for its investment by the equity method. On August 31, 2010, Kyocera Tycom Corp. acquired all of the remaining shares of Tycom Ltd. As a result, Tycom Ltd. has become a wholly-owned subsidiary of Kyocera and has been consolidated by Kyocera from that date. The result of operation of the acquired business was included into Kyocera’s consolidated financial statements since the acquisition date and for segment reporting, it is reported in the Applied Ceramic Products Group.

On October 29, 2010, Kyocera Mita Corporation (Kyocera Mita) acquired 100% of shares of Epson Software Engineering (Philippines), Inc. which is a software developer related to information equipment. Epson Software Engineering (Philippines), Inc. has been consolidated by Kyocera from that date and has changed its name to Kyocera Mita Technology Development Philippines, Inc. on November 1, 2010. The result of operation of the acquired business was included into Kyocera’s consolidated financial statements since the acquisition date and for segment reporting, it is reported in the Information Equipment Group.

These acquisitions did not have material impacts on Kyocera’s consolidated results of  operations, financial condition and cash flows.

Business combinations in the year ended March 31, 2010

On July 31, 2009, Kyocera Mita Corporation, a subsidiary of Kyocera, acquired 100% of the common stock of two distributors of information equipment in Korea and made them consolidated subsidiaries in the name of Kyocera Mita Korea Co., Ltd. and Kyocera Mita Korea Document Solution Co., Ltd.

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

The results of operations of these acquired businesses were included into Kyocera’s consolidated financial statements since the acquisition dates and for segment reporting, they are reported in the Information Equipment Group.

On August 3, 2009, Kyocera Communication System Co., Ltd. acquired 67% of the common stock of Net it works, Inc., a Japanese telecommunication engineering company and made it a consolidated subsidiary. The

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

result of operation of this acquired business was included into Kyocera’s consolidated financial statements since the acquisition date and for segment reporting, it is reported in the Others.

The above acquisitions did not have material impacts on Kyocera’s consolidated results of operations, financial condition and cash flows.

Business combinations of which the allocation of fair value was completed in the year ended March 31, 2010

On November 18, 2008, Kyocera Mita announced that it submitted a takeover offer to the shareholders of TA Triumph-Adler AG (currently TA Triumph-Adler GmbH, TA), a German based sales company of information equipment, which was accounted for by the equity method, with the aim of expanding mutual businesses. On December 15, 2008, this takeover offer was approved by German Federal Supervisory Authority. During December 16, 2008 to February 2, 2009, a total of 14,184,810 shares of TA were tendered, and Kyocera Mita acquired them by February 10, 2009. In addition, from December 8, 2008 to March 31, 2009, Kyocera Mita acquired 21,372,713 shares of TA directly from its shareholders or through the stock market. The total amount of the acquisition cost was ¥8,234 million, which was funded mainly by cash in hand.

As a result of these acquisitions of shares, together with shares which Kyocera Mita had already secured before the announcement of the takeover offer on November 18, 2008, Kyocera Mita secured a total shareholding of 94.19% in TA as of March 31, 2009. As the European Commission approved the purchase of shares in TA by Kyocera Mita on January 21, 2009, TA was consolidated by Kyocera from that date.

On October 13, 2010, Kyocera Mita acquired all of the remaining shares of TA. As a result, TA has become a wholly-owned subsidiary of Kyocera Mita.

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

January 21, 2009
(Yen in millions)
Current assets	¥27,543
Intangible assets	17,335
Other non-current assets	23,337

Total assets	68,215

Current liabilities	25,501
Non-current liabilities	41,004

Total liabilities	66,505

Noncontrolling interests	3

Total identified assets, liabilities and noncontrolling interests	1,707

Purchase price	8,234
Investments in TA before the consolidation as a subsidiary	4,198

Goodwill	¥10,725

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Intangible assets that Kyocera recorded due to this acquisition are summarized as follows:

	March 31,
	2010		2011
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(Yen in millions)
Intangible assets subject to amortization:
Customer relationships	¥9,653	¥1,253	¥9,112	¥2,034
Others	402	249	379	379

Total	¥10,055	¥1,502	¥9,491	¥2,413

			March 31,
			2010	2011
			Gross Carrying Amount	Gross Carrying Amount
			(Yen in millions)
Intangible assets not subject to amortization:
Trademark			¥6,880	¥6,495

Total			¥6,880	¥6,495

Changes in gross carrying amounts of intangible assets subject to amortization and intangible assets not subject to amortization were due to translation adjustments.

The estimated aggregate amortization expenses for intangible assets that Kyocera recorded due to this acquisition for the next five years are as follows:

Years ending March 31,	(Yen in millions)
2012	¥904
2013	904
2014	904
2015	904
2016	904

The pro forma results for the year ended March 31, 2009 is not presented as the amounts were immaterial.

Business combinations in the year ended March 31, 2009

On April 1, 2008, Kyocera acquired the mobile phone handsets related business and its related assets and liabilities from SANYO Electric Co., Ltd. (SANYO) through corporate split. The result of operation of the acquired business was included into Kyocera’s consolidated financial statement since the acquisition date and for the segment reporting, it is reported in the Telecommunications Equipment Group. The acquired business consists of the development, manufacturing and sales of mobile phones, PHS Mobile Phone Handsets and wireless communication systems in Japan and overseas. The acquired business has sales offices and research and development facilities in Japan, sales locations in North America and manufacturing facilities in Malaysia. Kyocera pursues synergies between distribution channels in North America, development activities and design technologies of the acquired business and its existing management resources.

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

April 1, 2008
(Yen in millions)
Cash and deposits	¥11,037
Accounts receivable	17,617
Inventory	12,731
Other current assets	7,564

Total current assets	48,949

Property, plant and equipment	16,601
Intangible assets	13,783
Other non-current assets	1,493

Total non-current assets	31,877

Total assets	80,826

Accounts payable	41,877
Other current liabilities	6,176

Total current liabilities	48,053

Non-current liabilities	3,538

Total liabilities	51,591

Total identified assets and liabilities	29,235

Purchase price	47,691

Goodwill	¥18,456

In addition, in the total amount of goodwill ¥18,456 million, ¥15,490 million is expected to be deductible for tax purposes.

Intangible assets that Kyocera recorded due to this acquisition are summarized as follows:

	March 31,
	2010		2011
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(Yen in millions)
Intangible assets subject to amortization:
Customer relationships	¥8,796	¥3,518	¥8,796	¥5,277
Trademark	2,224	890	1,291	775
Patent	1,620	405	1,620	608

Total	¥12,640	¥4,813	¥11,707	¥6,660

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The estimated aggregate amortization expenses for intangible assets that Kyocera recorded due to this acquisition for the next five years are as follows:

Years ending March 31,	(Yen in millions)
2012	¥2,219
2013	2,219
2014	203
2015	203
2016	203

On June 30, 2008, Kyocera Industrial Ceramics Corporation acquired all of the outstanding capital stock of On Time Machining Company, a manufacturing and sales company of cutting tools. The result of operation of the acquired business was included into Kyocera’s consolidated financial statements since the acquisition date and for segment reporting, it is reported in the Applied Ceramic Products Group. This acquisition did not have material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

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

The results of operations of the acquired businesses were included into Kyocera’s consolidated financial statements since the acquisition dates and for segment reporting, they are reported in the Information Equipment Group. These acquisitions of businesses and shares by Kyocera Mita and its subsidiaries did not have material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

3. INVESTMENTS IN DEBT, EQUITY SECURITIES AND OTHER INVESTMENTS

Available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of tax. Held-to-maturity securities are recorded at amortized cost. Non-marketable equity securities are accounted by the cost method.

Gross unrealized gains on equity securities which derived from a fluctuation in the market value of the shares of KDDI Corporation (KDDI) at March 31, 2010 and 2011 are as follows:

	March 31,
	2010	2011
	(Yen in millions)
Gross unrealized gains on shares of KDDI	¥28,140	¥45,893

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Other-than-temporary loss on debt and equity securities for the years ended March 31, 2009, 2010 and 2011 are as follows:

	Years ended March 31,
	2009	2010	2011
	(Yen in millions)
Other-than-temporary loss on debt and equity securities	¥7,141	¥217	¥341

For the year ended March 31, 2009, Kyocera recorded losses on impairment of securities due to the decline in fair value below cost for a considerable length of time and the extent was severe, most of which was an impairment loss of ¥3,935 million of shares of Mitsubishi UFJ Financial Group, Inc.

(1)	Debt and equity securities with readily determinable fair values

Investments in debt and equity securities at March 31, 2010 and 2011, included in short-term investments in debt securities and in long-term investments in debt and equity securities are summarized as follows:

	March 31,
	2010				2011
	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
	(Yen in millions)
Available-for-sale securities:
Marketable equity securities	¥270,494	¥310,654	¥40,329	¥169	¥271,874	¥327,684	¥57,151	¥1,341
Investment trusts	3,346	3,809	463	—	3,454	3,590	225	89

Total equity securities	273,840	314,463	40,792	169	275,328	331,274	57,376	1,430

Corporate bonds	6,659	6,221	66	504	5,122	4,395	37	764
Hybrid financial instruments	9,867	9,867	—	—	11,976	11,976	—	—
Government bonds and public bonds	2,230	1,999	8	239	2,789	2,423	19	385
Other debt securities	1,166	1,131	35	70	563	554	32	41

Total debt securities	19,922	19,218	109	813	20,450	19,348	88	1,190

Total available-for-sale securities	293,762	333,681	40,901	982	295,778	350,622	57,464	2,620

Held-to-maturity securities:
Corporate bonds	23,904	24,018	194	80	51,901	52,035	208	74
Government bonds and public bonds	24,183	24,173	35	45	18,264	18,189	6	81
Others	—	—	—	—	300	300	0	—

Total held-to-maturity securities	48,087	48,191	229	125	70,465	70,524	214	155

Total	¥341,849	¥381,872	¥41,130	¥1,107	¥366,243	¥421,146	¥57,678	¥2,775

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

At March 31, 2011, the contractual maturities of available-for-sale and held-to-maturity securities are summarized as follows:

	March 31, 2011
	Available-for-Sale		Held-to-Maturity
	Cost*	Aggregate Fair Value	Cost*	Aggregate Fair Value
	(Yen in millions)
Due within 1 year	¥12,903	¥12,834	¥31,178	¥31,220
Due after 1 year to 5 years	6,484	5,584	39,287	39,304
Due after 5 years	1,063	930	—	—
Equity securities	275,328	331,274	—	—

	¥295,778	¥350,622	¥70,465	¥70,524

*	Cost represents amortized cost for held-to-maturity securities and acquisition cost for available-for-sale securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

Proceeds from sales of available-for-sale securities and the related gross realized gains and losses for the years ended March 31, 2009, 2010 and 2011 are as follows:

	Years ended March 31,
	2009	2010	2011
	(Yen in millions)
Proceeds from sales of available-for-sale securities	¥17,028	¥11,375	¥8,500
Gross realized gains	951	746	608
Gross realized losses	3,875	875	445

For the purpose of computing gains and losses, the cost of those securities is determined by the moving average method.

Kyocera’s available-for-sale securities classified by length of unrealized loss position at March 31, 2010 and 2011 are as follows:

	March 31, 2010
	within 1 year		over 1 year		Total
	Aggregate Fair Value	Gross Unrealized Losses	Aggregate Fair Value	Gross Unrealized Losses	Aggregate Fair Value	Gross Unrealized Losses
	(Yen in millions)
Marketable equity securities	¥1,125	¥169	¥—	¥—	¥1,125	¥169
Investment trusts	—	—	—	—	—	—
Corporate bonds	15	3	3,456	501	3,471	504
Hybrid financial instruments	—	—	—	—	—	—
Government bonds and public bonds	198	2	1,251	237	1,449	239
Other debt securities	92	28	716	42	808	70

Total	¥1,430	¥202	¥5,423	¥780	¥6,853	¥982

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	March 31, 2011
	within 1 year		over 1 year		Total
	Aggregate Fair Value	Gross Unrealized Losses	Aggregate Fair Value	Gross Unrealized Losses	Aggregate Fair Value	Gross Unrealized Losses
	(Yen in millions)
Marketable equity securities	¥7,170	¥1,338	¥7	¥3	¥7,177	¥1,341
Investment trusts	1,125	89	—	—	1,125	89
Corporate bonds	902	76	2,501	688	3,403	764
Hybrid financial instruments	—	—	—	—	—	—
Government bonds and public bonds	151	14	1,250	371	1,401	385
Other debt securities	10	6	410	35	420	41

Total	¥9,358	¥1,523	¥4,168	¥1,097	¥13,526	¥2,620

At March 31, 2011, Kyocera held available-for-sale securities in unrealized loss positions of ¥2,620 million. Kyocera considered the impairments of marketable equity securities were not other-than-temporary as the extent to which fair value was below the cost was minor and the duration of the impairments was mostly within one year. Kyocera considered the impairments of corporate bonds, government bonds and public bonds, and other debt securities were not other-than-temporary because the impairment was not caused by credit loss and Kyocera would receive the full cost amount.

(2)	Other investments

Kyocera held time deposits and certificates of deposits which were due over three months to original maturity, non-marketable equity securities and long-term loans. Carrying amounts of these investments at March 31, 2010 and 2011, included in other short-term investments and in other long-term investments, are summarized as follows:

	March 31,
	2010	2011
	(Yen in millions)
Time deposits and certificates of deposits (due over 3 months)	¥200,482	¥201,879
Non-marketable equity securities	10,263	15,376
Long-term loans	202	147

Total	¥210,947	¥217,402

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

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

(1)	Assets and Liabilities Measured at Fair Value on a Recurring Basis

The fair value of the financial assets that were measured and recorded at fair value on a recurring basis are as follows:

	March 31,
	2010				2011
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Yen in millions)
Current Assets:
Corporate bonds	¥721	¥158	¥19	¥898	¥630	¥12	¥6	¥648
Hybrid financial instruments	—	—	—	—	—	11,976	—	11,976
Government bonds and public bonds	195	—	—	195	—	—	—	—
Other debt securities	—	729	2	731	—	180	30	210

Total debt securities	916	887	21	1,824	630	12,168	36	12,834

Foreign currency forward contracts	—	760	—	760	—	331	—	331
Currency swaps	—	—	—	—	—	7	—	7

Total derivatives	—	760	—	760	—	338	—	338

Total current assets	916	1,647	21	2,584	630	12,506	36	13,172

Non-Current Assets:
Marketable equity securities	310,654	—	—	310,654	327,684	—	—	327,684
Investment trusts	1,100	2,709	—	3,809	331	3,259	—	3,590

Total equity securities	311,754	2,709	—	314,463	328,015	3,259	—	331,274

Corporate bonds	5,225	87	11	5,323	3,719	19	9	3,747
Hybrid financial instruments	—	9,867	—	9,867	—	—	—	—
Government bonds and public bonds	1,804	—	—	1,804	2,423	—	—	2,423
Other debt securities	—	399	1	400	—	295	49	344

Total debt securities	7,029	10,353	12	17,394	6,142	314	58	6,514

Total non-current assets	318,783	13,062	12	331,857	334,157	3,573	58	337,788

Total assets	¥319,699	¥14,709	¥33	¥334,441	¥334,787	¥16,079	¥94	¥350,960

Current Liabilities:
Foreign currency forward contracts	¥—	¥984	¥—	¥984	¥—	¥3,626	¥—	¥3,626
Interest rate swaps	—	44	—	44	—	20	—	20
Currency swaps	—	9	—	9	—	—	—	—

Total derivatives	—	1,037	—	1,037	—	3,646	—	3,646

Total current liabilities	¥—	¥1,037	¥—	¥1,037	¥—	¥3,646	¥—	¥3,646

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The fair value of Level 1 investments is quoted price in an active market with sufficient volume and frequency of transactions.

The fair value of Level 2 investments is other than quoted price included within Level 1 that is observable for the asset or liability, either directly or indirectly through corroboration with observable market data. Kyocera did not recognize any transfers in and out of Levels 1 and 2 for the year ended March 31, 2009, 2010 and 2011. The fair value of Level 3 investments is determined using input that is both unobservable and significant to the values of instruments being measured.

The fair value of Level 2 derivatives is estimated based on quotes from financial institutions. With respect to the detail information of derivatives, please refer to the Note 13 to the Consolidated Financial Statement.

In accordance with the provisions of ASC 815-15 “Embedded Derivatives”, Kyocera elects the fair value option for all hybrid financial instruments. Gains on hybrid financial instruments which were recorded in other, net on the consolidated statements of income for the year ended March 31, 2009, 2010 and 2011 are as follows:

	Years ended March 31,
	2009	2010	2011
	(Yen in millions)
Gains on Hybrid financial instruments	¥3	¥254	¥109

The following table presents additional information about Level 3 corporate bonds and other debt securities measured at fair value on recurring basis for the year ended March 31, 2009, 2010 and 2011.

	Years ended March 31,
	2009	2010	2011
	(Yen in millions)
Balance at beginning of period	¥1,436	¥696	¥33
Total gains or losses (realized /unrealized)
Included in earnings	(262)	(30)	(9)
Included in other comprehensive income	(132)	71	(7)
Purchase, issuance, and settlements	(859)	(457)	—
Transfer in and/or out of Level 3	513	(247)	77

Balance at end of period	¥696	¥33	¥94

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

	Balance at March 31, 2010	Level 1	Level 2	Level 3	Total gains (losses) for the year ended March 31, 2010
	(Yen in millions)
Investment in WILLCOM, Inc.	¥—			¥—	¥(19,987)
Property, plant and equipment	400			400	(597)
Non-marketable equity securities	11			11	(26)
Goodwill	—			—	(22)

The following table presents the financial assets and non-financial assets that were measured and recorded at fair value on a non-recurring basis for the year ended March 31, 2011.

	Balance at March 31, 2011	Level 1	Level 2	Level 3	Total gains (losses) for the year ended March 31, 2011
	(Yen in millions)
Property, plant and equipment	¥42			¥42	¥(712)
Non-marketable equity securities	0			0	(3)

In fiscal 2010 (During the three months ended December 31, 2009), Kyocera measured the fair value and recognized an other-than-temporary impairment loss of ¥19,987 million on its investment in WILLCOM, Inc., an affiliate company of Kyocera accounted for by the equity method. The impairment loss was included in equity in earnings (losses) of affiliates and unconsolidated subsidiaries in the consolidated statement of income. The fair value of this investment is based on valuation techniques using the best information available, and included market comparables, analysis of financial condition and estimated future cash flow. The investment was classified as a Level 3 asset because unobservable inputs were used to determine the fair value, which included assumptions market participants would use to value this investment due to the absence of quoted market prices.

Certain property, plant and equipment with a carrying amount were written down to their fair value due to events or circumstances that carrying value of the assets was not recoverable, resulting in impairment charge of ¥597 million and ¥712 million, which were included in selling, general and administrative expenses in the consolidated statements of income for the year ended March 31, 2010 and 2011, respectively.

Certain non-marketable equity securities with a carrying amount were written down to their fair value due to other-than-temporary impairment, resulting in impairment charge of ¥266 million, ¥26 million and ¥3 million, which were included in losses on impairment of securities in the consolidated statements of income for the year ended March 31, 2009, 2010 and 2011, respectively.

Certain goodwill with a carrying amount was written down to its fair value due to that carrying value exceeded its fair value, resulting in impairment charge of ¥22 million, which were included in selling, general and administrative expenses in the consolidated statements of income for the year ended March 31, 2010.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

(3)	Fair Value of Financial Instruments

The fair values of financial instruments and the methods and assumptions used to estimate the fair value are as follows:

	March 31,
	2010		2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Yen in millions)
Assets (a):
Short-term investments in debt securities	¥11,644	¥11,662	¥44,012	¥44,054
Long-term investments in debt and equity securities	370,124	370,210	377,075	377,092
Other long-term investments	10,534	10,534	15,585	15,585

Total	¥392,302	¥392,406	¥436,672	¥436,731

Liabilities (b):
Long-term debt (including due within one year)	¥42,523	¥42,710	¥35,225	¥35,332

Total	¥42,523	¥42,710	¥35,225	¥35,332

(a)	The fair value is based on quoted market prices. It was not practicable to estimate the fair value of non-marketable equity securities because of the lack of the market price and difficulty in estimating fair value without incurring excessive cost. In addition, Kyocera did not identify any events or changes in circumstances that may have had a significant adverse effect on these investments. The aggregated carrying amounts of these investments included in the above table at March 31, 2010 and 2011 were ¥10,252 million and ¥15,363 million, respectively.
(b)	The fair value is estimated by discounting cash flows, using current interest rates for instruments with similar terms and remaining maturities.

Cash and cash equivalents, other short-term investments, trade notes receivable, trade accounts receivable, short-term borrowings, trade notes and accounts payable, and other notes and accounts payable approximate fair value because of the short maturity of these instruments.

5. INVENTORIES

Inventories at March 31, 2010 and 2011 are as follows:

	March 31,
	2010	2011
	(Yen in millions)
Finished goods	¥83,444	¥111,487
Work in process	41,409	47,388
Raw materials and supplies	52,508	74,024

	¥177,361	¥232,899

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

6. VALUATION ALLOWANCES

Changes in valuation allowances for the year ended March 31, 2009, 2010, and 2011 are as follows:

Description	Balance at Beginning of Year	Charged to Costs or Expenses	Charged (Credited) to Other Accounts*	Charge-offs	Balance at End of Year
	(Yen in millions)
For the year ended March 31, 2009:
Allowance for doubtful accounts	¥3,880	¥1,604	¥879	¥(831)	¥5,532
Allowance for sales returns	2,435	6,178	0	(6,458)	2,155

Total	¥6,315	¥7,782	¥879	¥(7,289)	¥7,687

For the year ended March 31, 2010:
Allowance for doubtful accounts	¥5,532	¥826	¥31	¥(1,848)	¥4,541
Allowance for sales returns	2,155	4,911	(100)	(4,711)	2,255

Total	¥7,687	¥5,737	¥(69)	¥(6,559)	¥6,796

For the year ended March 31, 2011:
Allowance for doubtful accounts	¥4,541	¥1,507	¥(30)	¥(804)	¥5,214
Allowance for sales returns	2,255	5,936	(345)	(5,441)	2,405

Total	¥6,796	¥7,443	¥(375)	¥(6,245)	¥7,619

*	Foreign currency translation adjustments and the increase by business combination.

7. INVESTMENTS IN AND ADVANCES TO AFFILIATES

On January 21, 2009, the European Commission approved the purchase by Kyocera Mita of shares in TA, raising Kyocera Mita’s ownership percentage to 94.19%, at which point TA became a consolidated subsidiary of Kyocera. Previously, Kyocera’s ownership percentage in TA was 30% and it was accounted for as an equity method investment. On October 13, 2010, Kyocera Mita acquired all of the remaining shares of TA. As a result, TA has become a wholly-owned subsidiary of Kyocera Mita.

Since October 2004, Kyocera Corporation owned a 30% interest in WILLCOM, Inc., which is engaged in the personal handy phone system (PHS) business. Kyocera sells PHS handsets and PHS base stations to WILLCOM, Inc. Kyocera accounted for its investment in WILLCOM, Inc. as an equity method investment.

On September 24, 2009, WILLCOM, Inc. applied and was accepted to undergo Alternative Dispute Resolution with the Japanese Association of Turnaround Professionals (JATP), a process for corporate revitalization prescribed in the Act on Special Measures for Industrial Revitalization. The process of Alternative Dispute Resolution is not a legal procedure like a bankruptcy or a corporate reorganization procedure, but rather constitutes a flexible private settlement mechanism that allows the subject company to continue its daily commercial operations, while securing fairness through the involvement of the JATP. The JATP has been authorized by the Minister of Economy, Trade and Industry to act as an unbiased intermediary to achieve resolution among relevant parties.

During the year ended March 31, 2010, Kyocera recognized an impairment loss of ¥19,987 million on its investment in WILLCOM, Inc., recorded as equity in losses of affiliates, reflecting management’s belief that the investment might not be recoverable.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

On February 18, 2010, WILLCOM, Inc. filed a petition with the Tokyo District Court for commencement of corporate reorganization procedures and applied to the Enterprise Turnaround Initiative Corporation of Japan (ETIC) for support, after terminating the process of Alternative Dispute Resolution. On March 12, 2010, the Tokyo District Court agreed to commence the corporate reorganization procedures. Upon such decision, most of the directors of WILLCOM, Inc., including all of those simultaneously serving as directors of Kyocera, resigned, and trustees and acting trustees were appointed by the Tokyo District Court. On the same day, the ETIC agreed to provide support to WILLCOM, Inc. Due to the commencement of the corporate reorganization procedures, Kyocera lost significant influence over WILLCOM, Inc. and therefore discontinued its application of equity method accounting.

Taking into consideration the decision to commence corporate reorganization procedures, Kyocera recognized a bad debt loss of ¥8,961 million on receivables from WILLCOM, Inc., recorded as selling, general and administrative expenses in the Telecommunication Equipment Group for the year ended March 31, 2010, based on publicly disclosed information such as the outline of the business revitalization plan of WILLCOM, Inc., etc.

On August 2, 2010, WILLCOM, Inc. entered into a sponsor agreement with SOFTBANK CORP. SOFTBANK CORP. agreed to dispatch a business trustee to WILLCOM, Inc. and to provide necessary support for business operations and execution of the reorganization plan.

On October 14, 2010, the trustees of WILLCOM, Inc. filed the reorganization plan with the Tokyo District Court.

Based on the filed reorganization plan, during the year ended March 31, 2011, Kyocera recognized an additional bad debt loss of ¥708 million on receivables from WILLCOM, Inc., in selling, general and administrative expenses in the Telecommunication Equipment Group.

On November 30, 2010, the filed reorganization plan was approved by the creditors’ committees in written vote and subsequently by the Tokyo District Court. The implementation of the corporate reorganization plan and WILLCOM, Inc.’s business performance may have a significant effect on Kyocera’s consolidated results of operations, financial condition and cash flows. Kyocera has continued to sell PHS handsets and PHS base stations to WILLCOM, Inc.

Related party transactions with the affiliates, accounted for by the equity method are as follows:

	March 31,
	2010	2011
	(Yen in millions)
Kyocera’s investments in and advances to affiliates	¥670	¥671
Kyocera’s trade receivables from affiliates	116	132

	Years ended March 31,
	2009	2010	2011
	(Yen in millions)
Kyocera’s equity in earnings of affiliates	¥6,467	¥(18,150)	¥83
Kyocera’s sales to affiliates	36,791	18,617	314

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

8. LEASE RECEIVABLES

Lease receivables represent capital leases which consist of sales-type leases. Most of the lease receivables are recognized at TA. These receivables typically have terms ranging from one year to seven years. The lease receivables, which are included in other current assets and other assets in the accompanying consolidated balance sheets, are as follows:

	March 31,
	2010	2011
	(Yen in millions)
Total minimum lease payments receivable	¥39,308	¥35,963
Unguaranteed residual values	2,297	1,975
Unearned income	(3,977)	(3,056)
Executory costs	(24)	(20)

	37,604	34,862
Less, allowance for doubtful receivables	(571)	(493)

	37,033	34,369
Less, portion due within one year	(11,307)	(11,739)

Total	¥25,726	¥22,630

A reconciliation of the beginning and ending amounts of allowance for doubtful accounts related to lease receivables are as follows:

	Years ended March 31,
	2009	2010	2011
	(Yen in millions)
Balance at beginning of year	¥—	¥541	¥571
Charged to costs or expenses, or charge-off	92	53	(44)
Others*	449	(23)	(34)

Balance at end of year	¥541	¥571	¥493

*	Others consist mainly of foreign currency translation and business acquisitions during the year.

TA estimates allowances for doubtful accounts related to lease receivables at the portfolio level.

The future minimum lease payments to be received under financing leases for future years are as follows:

Years ending March 31,	(Yen in millions)
2012	¥13,053
2013	9,376
2014	6,919
2015	4,537
2016	1,766
2017 and thereafter	312

Total	¥35,963

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

TA transfers the capital lease receivables to a third party in exchange for cash, however, the transfer of the capital lease receivables did not qualify as a sale for financial reporting purpose because TA has the right to repurchase the receivables. Accordingly, Kyocera has accounted for the cash received as a secured borrowing and it is included in long-term debt. As a result of the transaction, capital lease receivables in the amount of ¥34,807 million and ¥31,719 million as of March 31, 2010 and 2011 have been recorded on the balance sheet, respectively.

9. GOODWILL AND OTHER INTANGIBLE ASSETS

Intangible assets are summarized as follows:

	March 31,
	2010		2011
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(Yen in millions)
Intangible assets subject to amortization:
Software	¥33,702	¥23,425	¥30,409	¥21,696
Patent rights	18,227	15,015	19,185	15,310
Customer relationships	26,959	6,078	25,726	9,053
Other	11,866	6,687	9,771	6,190

Total	¥90,754	¥51,205	¥85,091	¥52,249

	March 31,
	2010	2011
	Gross Carrying Amount	Gross Carrying Amount
	(Yen in millions)
Intangible assets not subject to amortization:
Trademark	¥10,042	¥9,317
Other	2	1

Total	¥10,044	¥9,318

Intangible assets acquired during the year ended March 31, 2011 are as follows:

Year ended March 31, 2011
(Yen in millions)
Intangible assets subject to amortization:
Software	¥2,996
Patent rights	3,682
Customer relationships	120
Other	299

Total	¥7,097

The weighted average amortization periods for software, patent rights and customer relationships which were acquired during the year ended March 31, 2011 are three years, three years and five years, respectively.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Total amortization of intangible assets during the years ended March 31, 2009, 2010 and 2011 amounted to ¥13,532 million, ¥11,888 million and ¥11,410 million, respectively.

The estimated aggregate amortization expenses for intangible assets for the next five years are as follows:

Years ending March 31,	(Yen in millions)
2012	¥9,559
2013	6,544
2014	3,338
2015	2,653
2016	2,259

The changes in the amounts of goodwill by reporting segment in the years ended March 31, 2010 and 2011 are as follows:

	Fine Ceramic Parts Group	Semiconductor Parts Group	Applied Ceramic Products Group	Electronic Device Group	Telecommunications Equipment Group	Information Equipment Group	Others	Total
	(Yen in millions)
Balance at March 31, 2009
Goodwill	¥100	¥912	¥9,241	¥29,358	¥18,456	¥9,129	¥4,140	¥71,336
Accumulated impairment losses	—	—	(5,415)	—	—	—	(2,695)	(8,110)

	100	912	3,826	29,358	18,456	9,129	1,445	63,226
Goodwill acquired during the year	—	—	—	—	—	1,082	456	1,538
Impairment of goodwill	—	—	—	—	—	(22)	—	(22)
Translation adjustments and reclassification to other accounts	—	397	(549)	(841)	—	3,853	—	2,860

Balance at March 31, 2010
Goodwill	100	1,309	8,692	28,517	18,456	14,064	4,596	75,734
Accumulated impairment losses	—	—	(5,415)	—	—	(22)	(2,695)	(8,132)

	100	1,309	3,277	28,517	18,456	14,042	1,901	67,602
Goodwill acquired during the year	—	—	—	—	—	42	—	42
Impairment of goodwill	—	—	—	—	—	—	—	—
Translation adjustments and reclassification to other accounts	—	(43)	(336)	(1,649)	—	(914)	(1)	(2,943)

Balance at March 31, 2011
Goodwill	100	1,266	8,356	26,868	18,456	13,192	4,595	72,833
Accumulated impairment losses	—	—	(5,415)	—	—	(22)	(2,695)	(8,132)

	¥100	¥1,266	¥2,941	¥26,868	¥18,456	¥13,170	¥1,900	¥64,701

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

For detailed information of these acquisitions, see Note 2 to the Consolidated Financial Statements.

As described in Note 1 to the Consolidated Financial Statements, we assess our goodwill for impairment annually as of January 1, and also whenever indicators of impairment exist.

The goodwill impairment test involves processes of two steps. The first step (“identification of potential impairment”) is a comparison of each reporting unit’s fair value with its carrying amount, including goodwill. If the fair value of any reporting units exceeds its carrying amount, the goodwill of the reporting unit is considered not impaired. If the carrying amount of any reporting unit exceeds its fair value, the second step shall be performed to measure the amount of impairment loss. The second step (“measurement of impairment loss”) compares the implied fair value of a reporting unit’s goodwill with the carrying amount of the goodwill. The implied fair value of the goodwill is determined in the same manner as the amount of goodwill recognized in a business combination is determined. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of the unit (including any unrecognized intangible assets), and the excess of the fair value of the reporting unit over the amount assigned to its assets and liabilities is the implied fair value of the goodwill. If the carrying amount of a reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an equal amount to that excess.

Kyocera concluded that there was no goodwill impairment at any reporting unit as of January 1, 2011. However, the fair value of the Telecommunications Equipment Group reporting unit (which includes goodwill of ¥18,456 million in its carrying amount as of March 31, 2011) slightly exceeded its carrying amount by 0.2%. Accordingly, there is a significant future impairment risk to goodwill if the future net cash flows of the Telecommunications Equipment Group are adversely affected by future market conditions or increased negative operating results or changes to key assumptions including the discount rate applied.

The fair value calculated in the first step (“identification of potential impairment”) of the goodwill impairment test for the Telecommunications Equipment Group was determined by using a discounted cash flows model. The inputs to the model were subject to stress testing as well as the results of the model compared to external analyst reports. This model calculates the fair value by discounting projected future net cash flows to the present value. Key assumptions used in the discounted cash flows model are estimates of future net cash flows and the discount rate used. Future net cash flows are projected using the best information available. The discount rate applied was determined as the weighted-average cost of capital of 8.5% mainly based on cost of equity calculated by commonly used capital assets pricing model and current market conditions. Key future net cash flow assumptions also include the terminal value of the reporting unit, based on a growth rate of 0%, future estimated capital expenditures and changes in future working capital.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

10. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2010 and 2011 are comprised of the following:

	March 31,
	2010	2011
Average interest rates on loans from banks	1.49%	0.66%

	March 31,
	2010	2011
	(Yen in millions)
Secured	¥243	¥171
Unsecured	3,830	7,681

	¥4,073	¥7,852

Long-term debt at March 31, 2010 and 2011 are comprised of the following:

	March 31,
	2010	2011
Range of interest rates on loans from banks and others	0.20%-11.60%	0.20%-11.60%

	March 31,
	2010	2011
	(Yen in millions)
Secured	¥37,713	¥33,138
Unsecured	4,810	2,087

	42,523	35,225
Less, portion due within one year	(13,456)	(10,687)

	¥29,067	¥24,538

Aggregate maturities of long-term debt at March 31, 2011 are as follows:

Years ending March 31,	(Yen in millions)
2013	¥10,874
2014	6,822
2015	4,379
2016	1,800
2017 and thereafter	663

¥24,538

Kyocera’s assets pledged as collateral of property, plant and equipment, net of accumulated depreciation and intangible assets for loans from banks at March 31, 2010 and 2011 are as follows:

	March 31,
	2010	2011
	(Yen in millions)
Property, plant and equipment, net of accumulated depreciation	¥5,005	¥1,893
Intangible assets	1,875	1,770

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

As described in Note 8 to the Consolidated Financial Statement, since transferring of the capital lease receivables did not qualify as a sale for financial reporting purpose, Kyocera has accounted for the cash received as a secured borrowing. As a result of the transaction, capital lease receivables in the amount of ¥34,807 million and ¥31,719 million as of March 31, 2010 and 2011 have been recorded on the balance sheets, respectively.

11. BENEFIT PLANS

Kyocera adopted measurement date provision of ASC 715, “Compensation—Retirement Benefits” in the year ended March 31, 2009, and measured the funded status of its benefit plans at the balance sheet date. As a result of applying the transition method of this provision, retained earnings and other comprehensive income at the beginning of the year decreased by ¥522 million and ¥418 million, respectively.

Domestic:

Defined benefit plans

At March 31, 2011, Kyocera Corporation and its major domestic subsidiaries sponsor funded defined benefit pension plans or unfunded retirement and severance plans for their employees. They use a “point system” whereby benefits under the plan are calculated according to (i) accumulated “points” that are earned based on employees’ position, extent of contribution and length of service period during employment, and (ii) conditions at the time of retirement. In addition, employees were provided an option to receive lifetime pension payments for 50% of their retirement payment and 50% of pension payments for 20 years in maximum.

The funded status of the benefit plans at Kyocera Corporation and its major domestic subsidiaries as of March 31, 2010 and 2011 are as follows:

	March 31,
	2010	2011
	(Yen in millions)
Change in projected benefit obligations:
Projected benefit obligations at beginning of year	¥134,374	¥134,592
Service cost	8,805	8,662
Interest cost	2,301	2,637
Actuarial (gain) loss	(5,126)	4,935
Benefits paid	(5,762)	(5,385)
Business combination	—	366

Projected benefit obligations at end of year	134,592	145,807
Change in plan assets:
Fair value of plan assets at beginning of year	135,472	143,984
Actual return on plan assets	5,430	2,569
Employer contribution	8,767	9,005
Benefits paid	(5,685)	(5,332)

Fair value of plan assets at end of year	143,984	150,226

Funded status	¥9,392	¥4,419

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Amounts recognized in the consolidated balance sheets consist of:

	March 31,
	2010	2011
	(Yen in millions)
Prepaid benefit cost	¥17,337	¥13,437
Accrued benefit liability	(7,945)	(9,018)

Net amount recognized	¥9,392	¥4,419

Amounts recognized in accumulated other comprehensive income (loss) consist of:

	March 31,
	2010	2011
	(Yen in millions)
Prior service cost	¥41,593	¥37,264
Actuarial loss	(31,888)	(36,737)

Accumulated other comprehensive income	¥9,705	¥527

	March 31,
	2010	2011
	(Yen in millions)
Accumulated benefit obligation at end of year	¥134,146	¥145,311
Pension plans with an accumulated benefit obligation in excess of plan assets at the end of year are as follows:
Projected benefit obligation	¥19,578	¥21,528
Accumulated benefit obligation	19,132	21,031
Fair value of plan assets	11,633	12,510

Net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries in the years ended March 31, 2009, 2010 and 2011, include the following components:

	Years ended March 31,
	2009	2010	2011
	(Yen in millions)
Service cost	¥9,842	¥8,805	¥8,662
Interest cost	2,887	2,301	2,637
Expected return on plan assets	(3,549)	(3,054)	(3,255)
Amortization of transition obligation	111	—	—
Amortization of prior service cost	(5,265)	(4,327)	(4,329)
Recognized actuarial loss	1,106	1,174	772

Net periodic pension costs	¥5,132	¥4,899	¥4,487

Net periodic pension costs in the year ended March 31, 2009 included the effect of the adoption of ASC 715, “Compensation—Retirement Benefits.”

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Changes in other comprehensive income (loss) at Kyocera Corporation and its major domestic subsidiaries in the years ended March 31, 2009, 2010 and 2011 mainly consist of the following components:

	Years ended March 31,
	2009	2010	2011
	(Yen in millions)
Prior service cost due to plan amendments	¥(19)	¥—	¥—
Net actuarial (loss) gain incurred during the year	(12,742)	7,502	(5,621)
Amortization of transition obligation	111	—	—
Amortization of prior service cost	(5,265)	(4,327)	(4,329)
Recognized actuarial loss	1,106	1,174	772

Total	¥(16,809)	¥4,349	¥(9,178)

Amortization of transition obligation, amortization of prior service cost and recognized actuarial loss in the year ended March 31, 2009 included the effect of the adoption of ASC 715, “Compensation—Retirement Benefits.”

Prior service cost and actuarial loss expected to be amortized at Kyocera Corporation and its major domestic subsidiaries in the year ending March 31, 2012 are as follows:

Year ending March 31, 2012
(Yen in millions)
Amortization of prior service cost	¥(4,329)
Recognized actuarial loss	1,139

Assumptions used to determine projected benefit obligations at Kyocera Corporation and its major domestic subsidiaries at March 31, 2010 and 2011 are as follows:

	March 31,
	2010	2011
Discount rate (%)	1.00-2.00	1.00-1.75

Assumptions used to determine net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries for the years ended March 31, 2009, 2010 and 2011 are as follows:

	Years ended March 31,
	2009	2010	2011
Discount rate (%)	1.75-2.00	1.25-2.00	1.00-2.00
Expected long-term rate of return on plan assets (%)	1.25-2.20	2.00-2.20	2.00-2.20

Rate of increase in compensation levels was not used in the calculation of projected benefit obligation and net periodic pension costs for the years ended March 31, 2009, 2010 and 2011 under the “point system.”

Kyocera Corporation and its major domestic subsidiaries determine their expected long-term rate of return on plan assets based on the defined yields of life insurance company general account, which occupies major part of plan assets categories, and their consideration of the current expectations for future returns and the historical returns of other plan assets categories in which they invest.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

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

At March 31, 2011, Kyocera Corporation and its major domestic subsidiaries do not have plans to change their long-term strategy about allocations of plan assets from described above.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Plan assets categories at Kyocera Corporation and its major domestic subsidiaries at March 31, 2010 and 2011 are as follows:

Level 1 assets are equity securities and corporate bonds which are valued using unadjusted quoted market prices in active markets with sufficient volume and frequency of transactions. Level 2 assets are life insurance company general account, pooled funds and trust funds that invest both long and short in equity securities and bonds. Investments in life insurance company general accounts are valued at conversion value. Pooled funds and trust funds are valued at their net asset values that are provided by the fund manager or general partner of the funds. For detailed information of the three levels of input used to measure fair value, see Note 4 to the Consolidated Financial Statements.

	March 31,
	2010				2011
	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)	Total	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)	Total
	(Yen in millions)
Life insurance company general account	¥—	¥81,738	¥—	¥81,738	¥—	¥87,633	¥—	¥87,633
Equity securities:
Domestic	2,561	—	—	2,561	1,774	—	—	1,774
International	5,731	—	—	5,731	7,366	—	—	7,366
Pooled funds(1)	—	10,583	—	10,583	—	11,598	—	11,598
Debt securities:
Corporate bonds	5,374	—	—	5,374	9,512	—	—	9,512
Pooled funds(2)	—	2,596	—	2,596	—	2,830	—	2,830
Other types of investments:
Equity long/short
Domestic(3)	—	4,483	—	4,483	—	2,211	—	2,211
International(4)	—	5,078	—	5,078	—	7,455	—	7,455
Debt long/short(5)	—	11,130	—	11,130	—	11,522	—	11,522
Other	—	2,175	1,568	3,743	—	2,232	1,449	3,681
Cash and cash equivalents	10,967	—	—	10,967	4,644	—	—	4,644

Total	¥24,633	¥117,783	¥1,568	¥143,984	¥23,296	¥125,481	¥1,449	¥150,226

(1)	This category includes pooled funds that mainly invest in domestic and international equity securities that are listed on securities exchanges.
(2)	This category includes pooled funds that mainly invest in domestic government bonds and municipal bonds.
(3)	This category includes trust funds that mainly invest both long and short in equity securities that are listed on domestic securities exchanges.
(4)	This category includes trust funds that mainly invest both long and short in equity securities that are listed on international securities exchanges.
(5)	This category includes trust funds that mainly invest both long and short in government bonds.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The following table presents additional information about Level 3 assets measured at fair value on recurring basis for the years ended March 31, 2010 and 2011. Plan assets of Level 3 are invested in multi-strategy hedge funds, which are valued at their net asset values that are provided by the fund manager or general partner of the funds. The net asset values are based on the fair value of the underlying assets owned by the funds, minus its liabilities then divided by the number of units outstanding.

	Years ended March 31,
	2010	2011
	(Yen in millions)
Balance at beginning of year	¥1,465	¥1,568
Actual return on plan assets:
Relating to assets still held at end of year	87	53
Relating to assets sold during the year	50	(11)
Purchases, sales and settlements	(34)	(161)

Balance at end of year	¥1,568	¥1,449

Kyocera Corporation and its major domestic subsidiaries forecast to contribute ¥8,847 million to the defined benefit pension plans in the year ending March 31, 2012.

Estimated future benefit payments at Kyocera Corporation and its major domestic subsidiaries are as follows:

Years ending March 31,	(Yen in millions)
2012	¥5,811
2013	5,833
2014	6,305
2015	6,766
2016	7,159
2017 to 2021	44,899

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

TA, a German subsidiary of Kyocera Mita, maintains a defined benefit pension plan, which covers certain employees in Germany. TA does not maintain an external fund for this benefit pension plan.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The following table sets forth the funded status of the plans at KII, AVX and TA as of March 31, 2010 and 2011:

	March 31,
	2010	2011
	(Yen in millions)
Change in benefit obligations:
Benefit obligations at beginning of year	¥35,122	¥38,903
Service cost	297	311
Interest cost	2,123	1,886
Plan participants’ contributions	25	11
Actuarial loss (gain)	5,043	(298)
Benefits paid	(2,329)	(2,078)
Foreign exchange adjustment	(1,296)	(2,755)
Other	(82)	(26)

Benefit obligations at end of year	¥38,903	¥35,954
Change in plan assets:
Fair value of plan assets at beginning of year	¥13,263	¥16,965
Actual return on plan assets	3,996	1,700
Employer contribution	1,187	1,784
Plan participants’ contributions	25	11
Benefits paid	(1,063)	(997)
Foreign exchange adjustment	(412)	(1,427)
Other expenses	(31)	(26)

Fair value of plan assets at end of year	16,965	18,010

Funded status	¥(21,938)	¥(17,944)

Amounts recognized in the consolidated balance sheets consist of:

	March 31,
	2010	2011
	(Yen in millions)
Prepaid benefit cost	¥—	¥174

Accrued benefit liability	(21,938)	(18,118)

Net amount recognized	¥(21,938)	¥(17,944)

Amounts recognized in accumulated other comprehensive income (loss) consist of:

	March 31,
	2010	2011
	(Yen in millions)
Prior service cost	¥(99)	¥(79)
Actuarial loss	(7,168)	(5,639)

Accumulated other comprehensive loss	¥(7,267)	¥(5,718)

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	March 31,
	2010	2011
	(Yen in millions)
Accumulated benefit obligation at end of year	¥37,924	¥35,101

Pension plans with an accumulated benefit obligation in excess of plan assets at the end of year:

	March 31,
	2010	2011
	(Yen in millions)
Projected benefit obligation	¥38,903	¥33,252
Accumulated benefit obligation	37,924	32,399
Fair value of plan assets	16,965	15,133

Net periodic pension costs at KII, AVX and TA in the years ended March 31, 2009, 2010 and 2011 include the following components:

	Years ended March 31,
	2009	2010	2011
	(Yen in millions)
Service cost	¥453	¥297	¥311
Interest cost	1,768	2,123	1,886
Expected return on plan assets	(1,684)	(988)	(1,210)
Amortization of prior service cost	13	9	9
Recognized actuarial loss	102	283	250

Net periodic pension costs	¥652	¥1,724	¥1,246

Net periodic pension costs in the year ended March 31, 2009 included the effect of adoption of ASC 715, “Compensation—Retirement Benefits.”

Changes in other comprehensive income (loss) at KII, AVX and TA in the years ended March 31, 2009, 2010 and 2011 mainly consist of the following components:

	Years ended March 31,
	2009	2010	2011
	(Yen in millions)
Net actuarial (loss) gain incurred during the year	¥(4,149)	¥(2,035)	¥788
Amortization of prior service cost	13	9	9
Recognized actuarial loss	102	283	250

Total	¥(4,034)	¥(1,743)	¥1,047

Amortization of prior service cost and recognized actuarial loss in the year ended March 31, 2009 included the effect of the adoption of ASC 715, “Compensation—Retirement Benefits.”

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Prior service cost and actuarial loss expected to be amortized at KII, AVX and TA in the year ending March 31, 2012 are as follows:

Year ending March 31, 2012
(Yen in millions)
Amortization of prior service cost	¥9
Recognized actuarial loss	226

Assumptions used to determine projected benefit obligations of the plans at KII, AVX and TA as of March 31, 2010 and 2011 are as follows:

	March 31,
	2010	2011
Discount rate (%)	4.80-6.00	5.15-5.75
Rate of increase in compensation levels (%)	2.00-4.25	2.50-4.00

Assumptions used to determine net periodic pension costs at KII, AVX and TA in the years ended March 31, 2009, 2010 and 2011 are as follows:

Years ended March 31,
	2009	2010	2011
Discount rate (%)	5.50-6.50	5.60-7.30	4.80-6.00
Rate of increase in compensation levels (%)	3.90-4.50	2.50-4.00	2.00-4.25
Expected long-term rate of return on plan assets (%)	6.60-8.50	6.50-8.50	6.50-8.50

KII and AVX determine their expected long-term rate of return on plan assets based on the consideration of the current expectations for future returns and the historical returns of other plan assets categories in which they invest.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Plan assets

KII’s and AVX’s plan assets categories at March 31, 2010 and 2011 are as follows:

Level 1 assets are equity securities and government bonds which are valued using unadjusted quoted market prices in active markets with sufficient volume and frequency of transactions. Level 2 assets are government agency bonds, corporate bonds and pooled separate accounts at AVX, which are valued at their net asset values that are provided by the fund manager or general partner of the funds. For detailed information of the three levels of input used to measure fair value, see Note 4 to the Consolidated Financial Statements.

	March 31,
	2010				2011
	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)	Total	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)	Total
	(Yen in millions)
Equity securities:
International	¥4,661	¥25	¥—	¥4,686	¥5,065	¥—	¥—	¥5,065
Debt securities:
Government bonds	186	—	—	186	325	—	—	325
Government agency bonds	—	588	—	588	—	816	—	816
Corporate bonds	—	612	—	612	—	297	—	297
Pooled separate accounts *	—	10,303	—	10,303	—	10,960	—	10,960
Other	—	515	—	515	—	481	—	481
Cash and cash equivalents	75	—	—	75	66	—	—	66

Total	¥4,922	¥12,043	¥—	¥16,965	¥5,456	¥12,554	¥—	¥18,010

*	This category includes pooled separate accounts held by AVX that mainly invest in equity securities and debt securities.

KII’s long-term strategy is for target allocation of 70%-80% equity securities and 20%-30% debt securities for its defined benefit plans. AVX’s long-term strategy is for target allocation of 40% equity and 60% fixed income for its U.S. defined benefit plans and 60% equity and 40% fixed income for its Europe defined benefit plans.

KII and AVX forecast to contribute ¥1,107 million to the defined benefit pension plans in the year ending March 31, 2012.

Estimated future benefit payments of the plans at KII, AVX and TA are as follows:

Years ending March 31,	(Yen in millions)
2012	¥2,037
2013	2,070
2014	2,106
2015	2,177
2016	2,228
2017 to 2021	11,952

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

(2) Savings plans

KII and AVX maintain retirement savings plans which allow eligible U.S. employees to defer part of their annual compensation.

AVX also maintains non-qualified deferred compensation programs which permit key employees to annually elect to defer a portion of their compensation until retirement. Contributions to the plans are as follow:

	Years ended March 31,
	2009	2010	2011
	(Yen in millions)
Contributions to the plans	¥930	¥698	¥632

12. STOCK OPTION PLANS

Kyocera Corporation granted directors, corporate auditors, corporate executive officers and certain key employees of Kyocera with stock option plans until the year ended March 31, 2006. Kyocera granted no option after April 1, 2006. All options had been exercised, expired or cancelled during the year ended March 31, 2009. The total aggregate intrinsic value of options exercised was ¥300 million for the year ended March 31, 2009. Cash received from the exercise of options was ¥2,955 million for the year ended March 31, 2009. At March 31, 2011, there was no outstanding option and no share of its common stock for the plans.

AVX has four fixed stock option plans. Under the 1995 stock option plan, as amended, AVX could grant options to employees for the purchase of up to an aggregate of 9,300 thousand shares of common stock. Under the non-employee directors’ stock option plan, as amended, AVX could grant options for the purchase of up to an aggregate of 650 thousand shares of common stock. No awards were made under these two plans after August 1, 2005. Under the 2004 stock option plan, as amended, AVX may grant options to employees for the purchase of up to an aggregate of 10,000 thousand shares of common stock. Under the 2004 non-employee directors’ stock option plan, as amended, AVX may grant options for the purchase of up to an aggregate of 1,000 thousand shares of common stock. Under all stock option plans, the exercise price of each option shall not be less than the market price of AVX’s stock on the date of grant and an option’s maximum term is 10 years. Options granted under the 1995 stock option plan and the 2004 stock option plan vest as to 25% annually and options granted under the non-employee directors’ stock option plan and the 2004 non-employee directors’ stock option plan vest as to one third annually. Requisite service periods related to all of the plans begin on the grant date. As of March 31, 2011, there were 12,428 thousand shares of common stock available for future issuance under all of the plans, consisting of options available to be granted and options currently outstanding.

Activity under the stock option plans is summarized as follows:

	Number of Options (in thousands)	Weighted Average Exercise Price	Weighted Average Contractual Life Remaining (years)	Aggregated Intrinsic Value (Yen in millions)
Outstanding at March 31, 2010	4,878	$15.61
Granted	575	13.77
Exercised	(513)	11.70		¥149
Expired and cancelled	(985)	22.71

Outstanding at March 31, 2011	3,955	$14.08	5.41	¥272

Exercisable at March 31, 2011	2,660	$14.72	4.01	¥42

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The total aggregate intrinsic value of options exercised is ¥88 million, ¥2 million and ¥149 million for the years ended March 31, 2009, 2010 and 2011, respectively.

Unvested share activity under stock option plans at March 31, 2011 is summarized as follows:

	Number of Options (in thousands)	Weighted Average Grant-Date Fair Value
Unvested balance at March 31, 2010	1,255	$4.00
Options granted	575	3.29
Options forfeited	(29)	3.56
Options vested	(506)	4.42

Unvested balance at March 31, 2011	1,295	$3.53

The weighted average estimated fair value of options granted at grant date market prices was $3.48, $2.18 and $3.29 per option for the years ended March 31, 2009, 2010 and 2011, respectively. The total aggregate fair value of options vested is ¥473 million, ¥256 million and ¥192 million for the years ended March 31, 2009, 2010 and 2011, respectively.

AVX’s weighted average fair value is estimated at the date of grant using Black Scholes model. AVX estimated volatility by considering AVX’s historical stock volatility. AVX calculated the dividend yield based on historical dividend paid. AVX has estimated forfeitures in determining the weighted average fair value calculation. The forfeiture rate used for the year ended March 31, 2011 was 6.9%. The following are significant weighted average assumptions used for estimating the fair value of options issued under stock option plans:

	Years ended March 31,
	2009	2010	2011
Expected life	5 years	5 years	5 years
Interest rate	3.2%	2.4%	2.3%
Volatility	28%	27%	27%
Expected dividends	1.2%	1.7%	1.3%

The total unrecognized compensation costs related to unvested awards as of March 31, 2009, 2010 and 2011 are as follows, which are expected to be recognized over the vesting period, approximately four years.

	March 31,
	2009	2010	2011
	(Yen in millions)
Total unrecognized compensation costs related to unvested awards	¥318	¥211	¥142

The following table presents the amounts recorded in AVX’s consolidated financial statements related to grants and exercises of options for the years ended March 31, 2009, 2010 and 2011.

	Years ended March 31,
	2009	2010	2011
	(Yen in millions)
Stock based compensation expense (net of tax benefit)	¥211	¥159	¥190
Tax benefit associated with stock based compensation expense	40	31	23
Cash received from the exercise of options	356	12	517
Excess tax benefit from stock-based payment arrangements	24	1	44

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

KII provides key employees of its certain subsidiary with a stock option plan. The issuance of options under this plan was suspended by April 1, 2006 and all options were vested by March 31, 2010. The options were granted to a key employee, who had the right to purchase for up to an aggregate of 3,800 thousand shares of common stock. The exercise price was not less than 85% of the fair value per share of the subsidiary at the time the option was granted, and the grant has a maximum term of 10 years. Since the subsidiary is not listed, the fair value is determined based on valuation techniques using management internal assumptions.

Activity under the stock option plan is summarized as follows:

	Number of Options (in thousands)	Weighted Average Exercise Price	Weighted Average Contractual Life Remaining (years)	Aggregated Intrinsic Value (Yen in millions)
Outstanding at March 31, 2010	332	$2.27
Granted	—	—
Exercised	—	—		—
Expired and cancelled	(35)	2.44

Outstanding at March 31, 2011	297	$2.25	3.17	—

Exercisable at March 31, 2011	297	$2.25	3.17	—

Since all options were vested by March 31, 2010, there was no stock based compensation expense for the year ended March 31, 2011. In addition, there were no unrecognized compensation costs related to unvested awards at March 31, 2011. The total aggregate fair value of options vested was ¥4 million, ¥1 million for the years ended March 31, 2009 and 2010, respectively.

13. DERIVATIVES AND HEDGING

Kyocera’s activities are exposed to varieties of market risks, including the effects of changes in foreign currency exchange rates, interest rates and stock prices. Approximately 60% of Kyocera’s revenues are generated from overseas customers, which exposes Kyocera to foreign currency exchange rates fluctuations. These financial exposures are monitored and managed by Kyocera as an integral part of its overall risk management program. Kyocera’s risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

Kyocera maintains a foreign currency risk management strategy that uses derivative financial instruments, such as foreign currency forward contracts and currency swaps, to minimize the volatility in its cash flows caused by changes in foreign currency exchange rates. Movements in foreign currency exchange rates pose a risk to Kyocera’s operations and competitive position, since exchange rates changes may affect the profitability, cash flows, and business and/or pricing strategies of non Japan-based competitors. These movements affect cross-border transactions that involve, but not limited to, direct export sales made in foreign currencies and raw material purchases incurred in foreign currencies.

Kyocera maintains an interest rate risk management strategy that uses derivative financial instruments, such as interest rate swaps and interest rate caps, to minimize significant, unanticipated cash flow fluctuations caused by interest rate volatility.

By using derivative financial instruments to hedge exposures to changes in exchange rates and interest rates, Kyocera became exposed to credit risk. Credit risk is the failure of the counterparty to perform under the terms of

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

the derivative contracts. When the fair value of a derivative contract is positive, the counterparty owes Kyocera, which creates repayment risk for Kyocera. When the fair value of a derivative contract is negative, Kyocera owes the counterparty and, therefore, it does not possess repayment risk. Kyocera minimizes the credit (or repayment) risk in derivative financial instruments by (a) entering into transactions with creditworthy counterparties, (b) limiting the amount of exposure to each counterparty, and (c) monitoring the financial condition of its counterparties.

Kyocera does not hold or issue such derivative financial instruments for trading purposes.

Cash Flow Hedges:

Kyocera uses certain foreign currency forward contracts with terms normally lasting for less than four months designated as cash flow hedges to protect against foreign currency exchange rate risks inherent in its forecasted transactions related to purchase commitments and sales. Kyocera also uses interest rate swaps and interest rate caps mainly to convert a portion of its variable rates debt to fixed rates debt.

Other Derivatives:

Kyocera’s main direct foreign export sales and some import purchases are denominated in the customers’ and suppliers’ local currencies, principally the U.S. dollar and the Euro. Kyocera purchases foreign currency forward contracts and currency swaps to protect against the adverse effects that exchange rate fluctuations may have on foreign-currency-denominated trade receivables, payables and borrowings. The gains and losses on both the derivatives and the foreign-currency-denominated trade receivables, payables and borrowings are recorded as foreign currency transaction gains (losses), net in the consolidated statement of income. Kyocera does not adopt hedge accounting for such derivatives.

The aggregate contractual amounts of derivative financial instruments at March 31, 2010 and 2011 are as follows:

	March 31,
	2010	2011
	(Yen in millions)
Derivatives designated as hedging instruments:
Foreign currency forward contracts	¥11,961	¥13,852
Interest rate swaps	625	590
Interest rate caps	3,125	—

Total	¥15,711	¥14,442
Derivatives not designated as hedging instruments:
Foreign currency forward contracts	¥95,758	¥144,006
Currency swaps	279	226

Total	¥96,037	¥144,232

Total derivatives	¥111,748	¥158,674

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The location and fair value of derivative financial instruments in the consolidated balance sheets at March 31, 2010 and 2011 are as follows:

		March 31,
	Location	2010	2011
		(Yen in millions)
Derivative Assets:
Derivatives designated as hedging instruments:
Foreign currency forward contracts	Other current assets	¥79	¥72
Interest rate caps	Other current assets	—	—

Total		¥79	¥72

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Other current assets	¥681	¥259
Currency swaps	Other current assets	—	7

Total		¥681	¥266

Total derivatives		¥760	¥338

Derivative Liabilities:
Derivatives designated as hedging instruments:
Foreign currency forward contracts	Other current liabilities	¥167	¥117
Interest rate swaps	Other current liabilities	44	20

Total		¥211	¥137

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Other current liabilities	¥817	¥3,509
Currency swaps	Other current liabilities	9	—

Total		¥826	¥3,509

Total derivatives		¥1,037	¥3,646

The location and amount of derivative financial instruments in the comprehensive income for the years ended March 31, 2009, 2010 and 2011 are as follows:

Derivatives designated as cash flow hedge:

Gains (losses) recognized in other comprehensive income

	Years ended March 31,
	2009	2010	2011
	(Yen in millions)
Foreign currency forward contracts	¥(280)	¥25	¥27
Interest rate swaps	(61)	38	25
Interest rate caps	0	—	—

Total	¥(341)	¥63	¥52

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)

		Years ended March 31,
	Location	2009	2010	2011
		(Yen in millions)
Foreign currency forward contracts	Net sales	¥(1,186)	¥(2)	¥(102)
Foreign currency forward contracts	Cost of sales	769	(139)	259
Interest rate swaps	Interest expense	0	20	20
Interest rate swaps	Equity in earnings (losses) of affiliates and unconsolidated subsidiaries	9	(36)	—
Interest rate caps	Interest expense	0	—	—

Total		¥(408)	¥(157)	¥177

Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)

		Years ended March 31,
	Location	2009	2010	2011
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains (losses), net	¥184	¥(15)	¥9
Interest rate caps	Interest expense	—	—	—

Total		¥184	¥(15)	¥9

Derivatives not designated as hedging instruments:

Gains (losses) recognized in income

		Years ended March 31,
	Location	2009	2010	2011
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains (losses), net	¥(6,350)	¥3,219	¥(3,114)
Currency swaps	Foreign currency transaction gains (losses), net	(10)	1	16

Total		¥(6,360)	¥3,220	¥(3,098)

14. COMMITMENTS AND CONTINGENCIES

As of March 31, 2011, Kyocera had contractual obligations for the acquisition or construction of property, plant and equipment aggregating ¥13,111 million due within one year.

Kyocera is a lessee under long-term operating leases primarily for office space and equipment. Rental expenses for operating leases were ¥9,298 million, ¥9,210 million and ¥8,310 million for the years ended March 31, 2009, 2010 and 2011, respectively.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The future minimum lease commitments under non-cancelable operating leases at March 31, 2011 are as follows:

Years ending March 31,	(Yen in millions)
2012	¥4,866
2013	3,051
2014	1,837
2015	1,084
2016	596
2017 and thereafter	959

¥12,393

Kyocera has entered into purchase agreements for a certain portion of an anticipated quantity of materials used in its operations. Under those agreements, during the year ended March 31, 2011, Kyocera purchased ¥15,390 million and is obligated to purchase ¥230,081 million in total by the end of December 2020.

Kyocera guarantees the debt of employees, an investee and an unconsolidated subsidiary. At March 31, 2011, the total amount of these guarantees was ¥644 million. The financial guarantees are made in the form of commitments and letters of awareness issued to financial institutions and generally obligate Kyocera to make payments in the event of default by the borrowers.

AVX has been identified by the United States Environmental Protection Agency (EPA), state governmental agencies or other private parties as a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) or equivalent state or local laws for clean-up and response costs associated with sites at which remediation is required. Because CERCLA has been construed to authorize joint and several liability, the EPA could seek to recover all clean-up costs from any one of the PRPs at a site despite the involvement of other PRPs. At certain sites, financially responsible PRPs other than AVX also are, or have been, involved in site investigation and clean-up activities. We believe that any liability resulting from these sites will be apportioned between AVX and other PRPs.

To resolve AVX’s liability at each of the sites at which AVX has been named a PRP, AVX has entered into various administrative orders and consent decrees with federal and state regulatory agencies governing the timing and nature of investigation and remediation. AVX has paid, or reserved for, all estimated amounts required under the terms of these orders and decrees corresponding to its apportioned share of the liabilities. As is customary, the orders and decrees regarding sites where the PRPs are not themselves implementing the chosen remedy contain provisions allowing the EPA to reopen the agreement and seek additional amounts from settling PRPs in the event that certain contingencies occur, such as the discovery of significant new information about site conditions during clean-up or substantial cost overruns for the chosen remedy. The existence of these reopener provisions, combined with the difficulties of reliably estimating clean-up costs and the joint and several nature of CERCLA liability, makes it difficult to predict the ultimate liability at any site with certainty.

In July 2007, AVX received oral notification from the EPA, and in December 2007, written notification from the U.S. Department of Justice indicating that the United States is preparing to exercise the reopener provision under a 1991 consent decree relating to the environmental conditions at, and remediation of, New Bedford Harbor in the Commonwealth of Massachusetts. The EPA has indicated that remediation costs through October 22, 2010 were approximately ¥35,499 million, not all of which is subject to the reopener provisions. In March 2011, EPA issued a proposal providing alternative remedial action plan to the existing plan for which the future cost estimates ranging from ¥30,046 million to ¥33,283 million, net present value.

AVX has not received complete documentation of past response cost from EPA and therefore has not yet completed an investigation of the monies spent or its available defenses in light of the notification. AVX has also

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

not yet determined whether it can avoid responsibility for all, or some portion, of these costs because the remediation method has changed over time and costs can be appropriately allocated to parties other than AVX. AVX anticipates further discussions with the U.S. Department of Justice, the EPA, and the Commonwealth of Massachusetts regarding the remediation plan and to explore options for resolution of the matter. AVX is continuing to investigate the claim as well as potential defenses and other actions with respect to the site. In light of the foregoing, the potential impact of this matter on Kyocera’s consolidated results of operations, financial condition and cash flows cannot be determined at this time.

Kyocera is subject to various lawsuits and claims which arise, in the ordinary course of business. Kyocera consults with legal counsel and assesses the likelihood of adverse outcome of these contingencies. Kyocera records liabilities for these contingencies when the likelihood of an adverse outcome is probable and the amount can be reasonably estimated. Based on the information available, management believes that damages, if any, resulting from these actions will not have a significant impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

15. EQUITY

Under the Corporation Act of Japan (the Corporation Act), the entire amount paid in for the shares is principally required to be capitalized as stated capital, although Kyocera Corporation may, by resolution of its Board of Directors, capitalize an amount not exceeding one-half of the amount paid in for the shares as additional paid-in capital.

The Corporation Act requires a domestic company to appropriate as legal reserve or additional paid-in capital, an amount equal to 10% of the amount paid out for dividends until the sum of the legal reserve and additional paid-in capital equals 25% of its stated capital. The legal reserve and additional paid-in capital, which could be decreased due to shareholder actions, may be transferred to stated capital or used to reduce a deficit principally. The appropriated legal reserve at March 31, 2011 included in retained earnings was ¥22,853 million.

The Corporation Act does not permit any payment of dividends in connection with repurchased treasury stock. Kyocera repurchased treasury stock mainly for the expeditious execution of capital strategies in the future, which are restricted as to the payment of cash dividends. The amount of statutory retained earnings of Kyocera Corporation available for the payment of dividends to shareholders at March 31, 2011 was ¥692,684 million.

The accompanying consolidated financial statements do not include any provision for the dividend of ¥70 per share aggregating ¥12,846 million payable on June 29, 2011 which was approved by the shareholders at the meeting held on June 28, 2011.

Kyocera’s equity in retained earnings or deficits of affiliates and unconsolidated subsidiaries accounted for by the equity method of accounting aggregating ¥(1,792) million at March 31, 2011 was included in retained earnings.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Changes in accumulated other comprehensive income (loss) are as follows:

	Foreign Currency Translation Adjustments	Pension Adjustments	Net Unrealized Gains on Securities	Net Unrealized Gains (Losses) on Derivative Financial Instruments	Total Accumulated Comprehensive Income
	(Yen in millions)
Balance at March 31, 2008	¥(33,794)	¥12,865	¥64,799	¥196	¥44,066
Cumulative effect of applying ASC 715 to opening balance	—	(418)	—	—	(418)
Net change for the year	(32,408)	(12,394)	(53,178)	(341)	(98,321)

Balance at March 31, 2009	(66,202)	53	11,621	(145)	(54,673)
Net change for the year	(9,287)	1,003	11,847	63	3,626
Other	40	(3)	—	—	37

Balance at March 31, 2010	(75,449)	1,053	23,468	(82)	(51,010)
Net change for the year	(28,861)	(4,530)	8,767	52	(24,572)
Other	5	(57)	—	1	(51)

Balance at March 31, 2011	¥(104,305)	¥(3,534)	¥32,235	¥(29)	¥(75,633)

Tax effects allocated to each component of other comprehensive income (loss) and adjustments, excluding amounts attributable to noncontrolling interests, are as follows:

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Yen in millions)
For the year ended March 31, 2009:
Cumulative effect of applying ASC 715 to opening balance	¥(709)	¥291	¥(418)

Foreign currency translation adjustments	¥(32,320)	¥(88)	¥(32,408)
Pension adjustments:
Amount arising during the year	(15,439)	4,945	(10,494)
Reclassification adjustments for gains and losses realized in net income	(3,293)	1,393	(1,900)

Net change for the year	(18,732)	6,338	(12,394)
Net unrealized losses on securities:
Amount arising during the year	(99,457)	40,606	(58,851)
Reclassification adjustments for gains and losses realized in net income	9,560	(3,887)	5,673

Net change for the year	(89,897)	36,719	(53,178)
Net unrealized losses on derivative financial instruments:
Amount arising during the year	(707)	142	(565)
Reclassification adjustments for gains and losses realized in net income	278	(54)	224

Net change for the year	(429)	88	(341)

Other comprehensive income (loss)	¥(141,378)	¥43,057	¥(98,321)

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Yen in millions)
For the year ended March 31, 2010:
Foreign currency translation adjustments	¥(9,700)	¥413	¥(9,287)
Pension adjustments:
Amount arising during the year	5,784	(2,830)	2,954
Reclassification adjustments for gains and losses realized in net income	(3,433)	1,482	(1,951)

Net change for the year	2,351	(1,348)	1,003
Net unrealized gains on securities:
Amount arising during the year	19,533	(7,842)	11,691
Reclassification adjustments for gains and losses realized in net income	266	(110)	156

Net change for the year	19,799	(7,952)	11,847
Net unrealized gains on derivative financial instruments:
Amount arising during the year	(119)	10	(109)
Reclassification adjustments for gains and losses realized in net income	204	(32)	172

Net change for the year	85	(22)	63

Other comprehensive income (loss)	¥12,535	¥(8,909)	¥3,626

For the year ended March 31, 2011:
Foreign currency translation adjustments	¥(28,966)	¥105	¥(28,861)
Pension adjustments:
Amount arising during the year	(5,157)	2,276	(2,881)
Reclassification adjustments for gains and losses realized in net income	(3,015)	1,366	(1,649)

Net change for the year	(8,172)	3,642	(4,530)
Net unrealized gains on securities:
Amount arising during the year	14,599	(5,998)	8,601
Reclassification adjustments for gains and losses realized in net income	280	(114)	166

Net change for the year	14,879	(6,112)	8,767
Net unrealized gains on derivative financial instruments:
Amount arising during the year	252	(13)	239
Reclassification adjustments for gains and losses realized in net income	(197)	10	(187)

Net change for the year	55	(3)	52

Other comprehensive loss	¥(22,204)	¥(2,368)	¥(24,572)

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

16. INCOME TAXES

Income before income taxes and income taxes for the years ended March 31, 2009, 2010 and 2011 are comprised of the following components:

	Years ended March 31,
	2009	2010	2011
	(Yen in millions)
Income before income taxes:
Domestic	¥31,735	¥28,477	¥112,374
Foreign	24,247	32,321	59,958

Total income before income taxes	¥55,982	¥60,798	¥172,332

Income taxes:
Current income taxes:
Domestic	¥11,603	¥17,213	¥21,297
Foreign	7,324	7,232	14,447

Total current income taxes	18,927	24,445	35,744

Deferred income taxes:
Domestic	4,901	(10,089)	11,892
Foreign	(1,049)	1,009	(5,422)

Total deferred income taxes	3,852	(9,080)	6,470

Total income taxes	¥22,779	¥15,365	¥42,214

In Japan, a company is subject to a number of taxes, based on income, which in the aggregate indicate normal statutory income tax rates for the years ended 2009, 2010 and 2011 of approximately 41.0%.

Reconciliations between the Japanese statutory income tax rate and Kyocera’s effective income tax rate for the years ended March 31, 2009, 2010 and 2011 are as follows:

	Years ended March 31,
	2009	2010	2011
Japanese statutory income tax rate	41.0%	41.0%	41.0%
Difference in statutory tax rates of foreign subsidiaries	(7.9)	(7.7)	(5.0)
Change in valuation allowance	10.5	(1.7)	(8.1)
Tax credit for research and development expenses	(1.9)	(4.4)	(2.1)
Tax refunds related to transfer pricing adjustments	(0.6)	(0.1)	(0.0)
Uncertainty in income taxes	(0.2)	(1.6)	(2.1)
Tax rate change*	0.0	—	—
Other	(0.2)	(0.2)	0.8

Effective income tax rate	40.7%	25.3%	24.5%

*	On April 1, 2009, income tax rates for companies was changed to 17.0% in Singapore, which had no material impact on the effective income tax rate in fiscal 2009.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The components of the deferred tax assets and deferred tax liabilities at March 31, 2010 and 2011 are as follows:

	March 31,
	2010	2011
	(Yen in millions)
Deferred tax assets:
Enterprise tax	¥1,409	¥1,603
Inventories	19,742	19,545
Provision for doubtful accounts and loss on bad debts	3,376	1,394
Accrued expenses	7,955	8,220
Employee benefits	24,060	24,828
Depreciation and amortization	37,837	37,432
Securities	9,403	2,459
Net operating losses and tax credit carry forwards	28,333	19,144
Liquidation of a foreign subsidiary	3,694	3,696
Other	3,849	4,291

Total gross deferred tax assets	139,658	122,612
Valuation allowance	(40,270)	(24,687)

Net deferred tax assets	¥99,388	¥97,925

Deferred tax liabilities:
Depreciation and amortization	¥9,005	¥10,942
Deduction of foreign branch losses	1,376	850
Securities	102,786	108,885
Prepaid benefit cost	6,823	5,301
Other	1,682	3,272

Total deferred tax liabilities	¥121,672	¥129,250

Net deferred tax liabilities	¥(22,284)	¥(31,325)

Net deferred tax assets and liabilities at March 31, 2010 and 2011 are reflected in the consolidated balance sheets under the following captions.

	March 31,
	2010	2011
	(Yen in millions)
Deferred income taxes—current assets	¥40,872	¥43,035
Other assets	12,488	17,087
Other current liabilities	(25)	(1,442)
Deferred income taxes—non-current liabilities	(75,619)	(90,005)

Net deferred tax liabilities	¥(22,284)	¥(31,325)

At March 31, 2011, Kyocera had net operating losses carried forward of approximately ¥64,586 million, which are available to offset future taxable income. Of these net operating losses carried forward, the amount of ¥10,757 million recorded at domestic subsidiaries will expire within next seven years, and the amount of approximately ¥11,915 million recorded at U.S. subsidiaries will expire within next 20 years. Certain other foreign subsidiaries have net operating losses carried forward totaling approximately ¥41,914 million of which most have no expiration date.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

At March 31, 2011, Kyocera had tax credit carried forward of ¥4,167 million, which are available to offset future income taxes. Of these tax credit carried forward, the amount of ¥129 million recorded at domestic subsidiaries will expire within next two years and the amount of ¥1,196 million and ¥2,842 million recorded at U.S. subsidiaries will expire within 20 years and will be available without expiration, respectively.

Kyocera intends to reinvest certain undistributed earnings of foreign subsidiaries for an indefinite period of time. Therefore, no deferred tax liabilities have been provided on undistributed earnings of these subsidiaries, which are not expected to be remitted in the foreseeable future. Kyocera estimates this unrecognized deferred tax liabilities are ¥9,851 million at March 31, 2011. The undistributed earnings of these subsidiaries are ¥255,371 million at March 31, 2011.

Total gross deferred tax assets at March 31, 2010 and 2011 were reduced by valuation allowances of ¥40,270 million and ¥24,687 million, respectively. The decrease for the year ended March 31, 2011 was due mainly to a reversal of valuation allowance against deferred tax assets at certain subsidiaries with increasing realization of deferred tax assets triggered by a significantly improved operating results.

A reconciliation of the beginning and end amount of gross valuation allowance for deferred tax asset is as follows:

	March 31,
	2009	2010	2011
	(Yen in millions)
Balance at beginning of year	¥39,780	¥43,236	¥40,270
Increase	12,874	7,034	1,226
Decrease	(9,022)	(8,905)	(15,885)
Other*	(396)	(1,095)	(924)

Balance at end of year	¥43,236	¥40,270	¥24,687

*	Other consists mainly of foreign currency translation adjustments.

A reconciliation of the beginning and end amount of gross unrecognized tax benefits is as follows:

	March 31,
	2009	2010	2011
	(Yen in millions)
Balance at beginning of year	¥8,642	¥10,518	¥8,352
Increase—tax position in prior years	442	20	1,112
Increase—tax position in current year	2,269	1,800	1,936
Decrease—tax position in prior years	(835)	(1,634)	(2,517)
Settlements with taxing authorities	—	(2,336)	(2,002)
Lapse of statute of limitations	—	(16)	(7)

Balance at end of year	¥10,518	¥8,352	¥6,874

Gross unrecognized tax benefits on the consolidated balance sheets that if recognized would affect the effective tax rate are ¥8,352 million and ¥6,874 million, at March 31, 2010 and 2011, respectively. Kyocera expects that significant change in unrecognized tax benefits might occur within the next 12 months. However, Kyocera anticipates such change will not have significant impact on Kyocera’s consolidated results of operations and financial position.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Kyocera recorded interest and penalties related to unrecognized tax benefits as current income taxes in the consolidated statement of income in the amount of ¥71 million, ¥(226) million and ¥(92) million for the year ended March 31, 2009, 2010 and 2011, respectively, and as other non-current liabilities in the consolidated balance sheet in the amounts of ¥316 million and ¥217 million at March 31, 2010 and 2011, respectively. The above table excludes this accrual for estimated interest and penalties.

At March 31, 2011 Kyocera is subject to income tax examinations by tax authorities for the tax years 2004 and forward in Japan, and for the tax year 2008 and forward in the United States for its major jurisdictions.

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

Kyocera filed Advance Pricing Agreements (APAs) for Kyocera Corporation’s transaction with certain overseas subsidiaries to avoid potential income tax risk relating to transfer pricing. As a result of negotiations between governments, certain APAs reached settlements with taxing authorities and unrecognized tax benefits for the year ended March 31, 2011 decreased.

17. SUPPLEMENTAL EXPENSE INFORMATION

Supplemental expense information is as follows:

	Years ended March 31,
	2009	2010	2011
	(Yen in millions)
Research and development expenses	¥65,932	¥49,911	¥49,474
Advertising expenses	9,655	7,346	7,583
Shipping and handling cost included in selling, general and administrative expenses	16,411	14,140	16,883

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

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Main products or businesses of each reporting segment are as follows:

(1) Fine Ceramic Parts Group

Components for Semiconductor Processing Equipment and

LCD Manufacturing Equipment,

Information & Telecommunication Components,

General Industrial Ceramic Components,

Sapphire Substrates,

Automotive Components

(2) Semiconductor Parts Group

Ceramic Packages for Crystal and SAW Devices,

Ceramic Packages for CMOS/CCD Sensors,

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

Medical and Dental Implants,

Jewelry and Fine Ceramic Application Products

(4) Electronic Device Group

Ceramic Capacitors, Tantalum Capacitors,

Surface Acoustic Wave (SAW) Devices, RF Modules, Electro Magnetic Interference (EMI) Filters,

Timing Devices such as Temperature Compensated Crystal Oscillators (TCXOs), Crystal Units, Clock Oscillators and Ceramic Resonators,

Connectors,

Thermal Printheads,

Inkjet Printheads,

Amorphous Silicon Photoreceptor Drums,

Liquid Crystal Displays (LCDs),

Touch Panels

(5) Telecommunications Equipment Group

Mobile Phone Handsets,

Personal Handy Phone System (PHS) Related Products such as PHS Mobile Phone Handsets and PHS Base Stations

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

(6) Information Equipment Group

Color and Black & White Office Equipment such as ECOSYS Printers and Multifunctional Peripherals,

Wide Format Multifunctional Systems,

Printer and Multifunction Peripherals Supplies,

Business Solution Services such as Managed Print Service

(7) Others

Information Systems & Telecommunication Services,

Electrical Insulation and Sheet Materials, Synthetic Resin Molded Parts,

Real Estate Business

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

Kyocera’s sales to KDDI Corporation and its consolidated subsidiaries which are mainly recorded in the Telecommunications Equipment Group are as follows:

	Years ended March 31,
	2009	2010	2011
Amount of sales to KDDI Corporation and its consolidated subsidiaries (Yen in millions)	¥127,225	¥115,538	¥130,554
Ratio of amount of sale to KDDI Corporation and its consolidated subsidiaries to consolidated net sales (%)	11.3	10.8	10.3

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Information by reporting segment at and for the years ended March 31, 2009, 2010 and 2011 is summarized on the following page:

Reporting segments

	Years ended March 31,
	2009	2010	2011
	(Yen in millions)
Net sales:
Fine Ceramic Parts Group	¥61,730	¥53,056	¥76,269
Semiconductor Parts Group	135,137	140,507	174,687
Applied Ceramic Products Group	148,917	157,033	197,642
Electronic Device Group	231,271	199,939	242,641
Telecommunications Equipment Group	218,758	189,118	225,168
Information Equipment Group	229,297	232,365	239,916
Others	126,043	124,577	139,383
Adjustments and eliminations	(22,567)	(22,790)	(28,782)

Net sales	¥1,128,586	¥1,073,805	¥1,266,924

	Years ended March 31,
	2009	2010	2011
	(Yen in millions)
Income before income taxes:
Fine Ceramic Parts Group	¥(240)	¥(788)	¥11,969
Semiconductor Parts Group	8,671	17,235	37,331
Applied Ceramic Products Group	27,469	19,858	29,049
Electronic Device Group	(4,070)	13,230	41,646
Telecommunications Equipment Group	(17,713)	(14,726)	2,121
Information Equipment Group	13,497	22,091	25,845
Others	14,106	6,769	9,651

Total operating profit	41,720	63,669	157,612
Corporate	7,632	15,665	16,882
Equity in earnings (losses) of affiliates and unconsolidated subsidiaries	6,460	(18,297)	(160)
Adjustments and eliminations	170	(239)	(2,002)

Income before income taxes	¥55,982	¥60,798	¥172,332

	Years ended March 31,
	2009	2010	2011
	(Yen in millions)
Depreciation and amortization:
Fine Ceramic Parts Group	¥7,986	¥5,719	¥5,106
Semiconductor Parts Group	13,592	9,795	10,786
Applied Ceramic Products Group	11,100	10,889	13,786
Electronic Device Group	24,329	16,934	13,818
Telecommunications Equipment Group	16,946	9,452	10,172
Information Equipment Group	14,469	12,846	11,027
Others	6,407	4,925	4,767
Corporate	2,748	2,269	2,082

Total	¥97,577	¥72,829	¥71,544

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	Years ended March 31,
	2009	2010	2011
	(Yen in millions)
Write-down of inventories:
Fine Ceramic Parts Group	¥444	¥777	¥146
Semiconductor Parts Group	544	508	266
Applied Ceramic Products Group	702	1,916	1,000
Electronic Device Group	1,419	817	265
Telecommunications Equipment Group	4,645	4,340	2,581
Information Equipment Group	805	580	972
Others	160	269	61
Corporate	—	—	—

Total	¥8,719	¥9,207	¥5,291

	Years ended March 31,
	2009	2010	2011
	(Yen in millions)
Capital expenditures:
Fine Ceramic Parts Group	¥5,405	¥1,814	¥11,319
Semiconductor Parts Group	7,199	5,998	12,998
Applied Ceramic Products Group	14,396	14,756	17,660
Electronic Device Group	15,056	5,730	12,118
Telecommunications Equipment Group	3,898	2,876	3,886
Information Equipment Group	11,865	3,471	7,437
Others	2,461	1,923	2,747
Corporate	2,775	1,301	2,515

Total	¥63,055	¥37,869	¥70,680

	March 31,
	2009	2010	2011
	(Yen in millions)
Assets by reporting segment:
Fine Ceramic Parts Group	¥45,861	¥49,430	¥57,682
Semiconductor Parts Group	79,148	100,094	111,406
Applied Ceramic Products Group	164,799	209,170	258,618
Electronic Device Group	339,616	346,844	351,432
Telecommunications Equipment Group	115,926	112,750	111,634
Information Equipment Group	251,477	250,222	247,486
Others	122,474	128,898	132,381

	1,119,301	1,197,408	1,270,639
Corporate	693,505	711,508	748,184
Investments in and advances to affiliates and unconsolidated subsidiaries	19,376	1,461	1,419
Adjustments and eliminations	(58,380)	(61,660)	(73,676)

Total assets	¥1,773,802	¥1,848,717	¥1,946,566

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Information for revenue from external customers by destination and long-lived assets based on physical location as of and for the years ended March 31, 2009, 2010 and 2011 are summarized as follows:

Geographic segments

	Years ended March 31,
	2009	2010	2011
	(Yen in millions)
Net sales:
Japan	¥473,387	¥470,643	¥559,883
United States of America	201,502	180,861	220,706
Asia	183,347	172,510	215,913
Europe	200,483	198,058	210,131
Others	69,867	51,733	60,291

Net sales	¥1,128,586	¥1,073,805	¥1,266,924

	March 31,
	2009	2010	2011
	(Yen in millions)
Long-lived assets:
Japan	¥190,488	¥176,884	¥185,969
United States of America	16,567	12,993	11,164
Asia	35,627	28,007	29,293
Europe	15,590	14,373	14,974
Others	7,782	7,842	6,354

Total	¥266,054	¥240,099	¥247,754

There are no individually material countries with respect to revenue from external customers and long-lived assets in Asia, Europe and Others.

19. EARNINGS PER SHARE

A reconciliation of the numerators and the denominators of basic and diluted earnings per share computations are as follows:

	Years ended March 31,
	2009	2010	2011
	(Yen in millions except per share amounts)
Net income attributable to shareholders of Kyocera Corporation	¥29,506	¥40,095	¥122,448

Basic earnings per share:
Net income attributable to shareholders of Kyocera Corporation	157.27	218.47	667.23

Diluted earnings per share:
Net income attributable to shareholders of Kyocera Corporation	157.23	218.47	667.23

	Years ended March 31,
	2009	2010	2011
	(shares in thousands)
Basic average number of shares outstanding	187,618	183,525	183,517
Dilutive effect of stock options	43	—	—
Diluted average number of shares outstanding	187,661	183,525	183,517

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

20. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental information related to the Consolidated Statements of Cash Flows is as follows:

	Years ended March 31,
	2009	2010	2011
	(Yen in millions)
Cash paid during the year:
Interest	¥648	¥2,675	¥1,637
Income taxes	51,927	20,988	34,994
Non-cash investing and financing activities:
Obtaining assets by entering into capital lease	¥1,676	¥1,557	¥1,003
Acquisitions of businesses:
Fair value of assets acquired	¥180,951	¥8,036	¥2,475
Fair value of liabilities assumed	(118,694)	(1,780)	(608)
Noncontrolling interests	(32)	(985)	—
Cash acquired	(14,784)	(942)	(422)

Subtotal	47,441	4,329	1,445

Additional payment for acquisitions of businesses in the past years	71	386	136

Total	¥47,512	¥4,715	¥1,581

21. IMPAIRMENT OF LONG-LIVED ASSETS

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

22. SUBSEQUENT EVENT

Kyocera has evaluated subsequent events requiring recognition or disclosure in the financial statements during the period from April 1, 2011 through the date of issuance of the financial statements. During the period, no material subsequent events were identified.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Kyocera certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kyocera Corporation
(Company)

By	/S/ SHOICHI AOKI
Shoichi Aoki
Director, Managing Executive Officer and General Manager of Corporate Financial and Business Systems Administration Group

June 29, 2011

INDEX OF EXHIBITS

Exhibit Number	Description

1.1	Articles of Incorporation (incorporated by reference to the Registrant’s annual report on Form 20-F filed on June 30, 2010)

1.2	Share Handling Regulations of the Registrant (English translation)

1.3	Regulations of the Board of Directors of the Registrant (English translation)

1.4	Regulations of the Board of Corporate Auditors of the Registrant (incorporated by reference to the Registrant’s annual report on Form 20-F filed on June 30, 2010)

2.1	Amended and Restated Deposit Agreement, dated as of June 29, 1998 among Kyocera Corporation, Citibank N.A. as Depositary and all owners and holders from time to time of American Depositary Receipts, as amended by Amendment No.1 thereto, dated as of January 5, 1999 (incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 24, 2001), as further amended by Amendment No.2 thereto, dated as of December 21, 2007, including the form of American Depositary Receipt (incorporated by reference to Post-effective Amendment No.2 to the Registrant’s Registration Statement on Form F-6 field on December 4, 2007 (File No. 333 - 07222))

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of the Registrant’s annual report on Form 20-F)

11.1	Code of Ethics (incorporated by reference to the Registrant’s annual report on Form 20-F filed on July 5, 2007)

12.1	Certification of the principal executive officer of the Registrant required by Rule 13a-14(a)

12.2	Certification of the principal financial officer of the Registrant required by Rule 13a-14(a)

13.1	Certification of the principal executive officer of the Registrant required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of the principal financial officer of the Registrant required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Consent of Kyoto Audit Corporation with respect to its report on the audit of the financial statements included in the Registrant’s annual report on Form 20-F