Form 20-F/A
period 2011-03-31
KYOCERA CORP
filed 2011-07-07
CIK 57083

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

Explanatory Note

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the fiscal year ended March 31, 2011, originally filed with the U.S. Securities and Exchange Commission (“SEC”) on June 29, 2011 (the “Form 20-F”). The sole purpose of this Form 20-F/A is to amend the Form 20-F to provide Interactive Data File disclosure as Exhibit 101 to this Form 20-F/A in accordance with Rule 405 of Regulation S-T.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any Item of the Form 20-F.

Item 19.    Exhibits

Exhibit Number	Description
1.1	Articles of Incorporation (incorporated by reference to the Registrant’s annual report on Form 20-F filed on June 30, 2010)

1.2	Share Handling Regulations of the Registrant (English translation)

1.3	Regulations of the Board of Directors of the Registrant (English translation)

1.4	Regulations of the Board of Corporate Auditors of the Registrant (incorporated by reference to the Registrant’s annual report on Form 20-F filed on June 30, 2010)

2.1	Amended and Restated Deposit Agreement, dated as of June 29, 1998 among Kyocera Corporation, Citibank N.A. as Depositary and all owners and holders from time to time of American Depositary Receipts, as amended by Amendment No.1 thereto, dated as of January 5, 1999 (incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 24, 2001), as further amended by Amendment No.2 thereto, dated as of December 21, 2007, including the form of American Depositary Receipt (incorporated by reference to Post-effective Amendment No.2 to the Registrant’s Registration Statement on Form F-6 field on December 4, 2007 (file no. 333 - 07222))

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of the Registrant’s annual report on Form 20-F)

11.1	Code of Ethics (incorporated by reference to the Registrant’s annual report on Form 20-F filed on July 5, 2007)

12.1	Certification of the principal executive officer of the Registrant required by Rule 13a-14(a)

12.2	Certification of the principal financial officer of the Registrant required by Rule 13a-14(a)

13.1	Certification of the principal executive officer of the Registrant required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of the principal financial officer of the Registrant required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Consent of Kyoto Audit Corporation with respect to its report on the audit of the financial statements included in the Registrant’s annual report on Form 20-F

101	Instance Document

101	Schema Document

101	Calculation Linkbase Document

101	Definition Linkbase Document

Exhibit Number	Description
101	Labels Linkbase Document

101	Presentation Linkbase Document

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

July 7, 2011