Form 20-F
period 2012-03-31
KYOCERA CORP
filed 2012-06-29
CIK 57083

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 1-7952

Kyocera Kabushiki Kaisha

(Exact name of Registrant as specified in its charter)

Kyocera Corporation

(Translation of Registrant’s name into English)

Japan	6, Takeda Tobadono-cho, Fushimi-ku, Kyoto 612-8501, Japan
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Shoichi Aoki, +81-75-604-3556, kyocera-ir@kyocera.jp, +81-75-604-3557,

6, Takeda Tobadono-cho, Fushimi-ku, Kyoto 612-8501, Japan

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

As of March 31, 2012, 183,443,920 shares of common stock were outstanding, comprised of 180,561,415 Shares and 2,882,505 American Depositary Shares (equivalent to 2,882,505 Shares).

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

Important risks, uncertainties and other factors that may cause our actual results to differ materially from our expectations are generally set forth in Item 3.D. “Risk Factors” of this annual report on Form 20-F and include, without limitation:

(1)	general conditions in the Japanese or global economy;

(2)	unexpected changes in economic, political and legal conditions in countries where we operate;

(3)	various export risks which may affect the significant percentage of our revenues derived from overseas sales;

(4)	the effect of foreign exchange fluctuations on our results of operations;

(5)	intense competitive pressures to which our products are subject;

(6)	manufacturing delays or defects resulting from outsourcing or internal manufacturing processes;

(7)	shortages and rising costs of electricity affecting our production and sales activities;

(8)	the possibility that future initiatives and in-process research and development may not produce the desired results;

(9)	companies or assets acquired by us not produce the returns or benefits, or bring in business opportunities;

(10)	inability to secure skilled employees, particularly engineering and technical personnel;

(11)	insufficient protection of our trade secrets and intellectual property rights including patents;

(12)	expenses associated with licenses we require to continue to manufacture and sell products;

(13)	environmental liability and compliance obligations by tightening of environmental laws and regulations;

(14)	unintentional conflict with laws and regulations or newly enacted laws and regulations;

(15)	our market or supply chains being affected by terrorism, plague, wars or similar events;

(16)	earthquakes and other natural disasters affecting our headquarters and major facilities as well as our suppliers and customers;

(17)	credit risk on trade receivables;

(18)	fluctuations in the value of, and impairment losses on, securities and other assets held by us;

(19)	impairment losses on long-lived assets, goodwill and intangible assets;

(20)	unrealized deferred tax assets and additional liabilities for unrecognized tax benefits;

(21)	changes in accounting principles;

and other risks discussed under Item 3.D. “Risk Factors” and elsewhere in this annual report on Form 20-F.

Presentation of Certain Information

As used in this annual report on Form 20-F, references to “Kyocera,”“we,”“our” and “us” are to Kyocera Corporation and, except as the context otherwise requires, its consolidated subsidiaries.

Also, as used in this annual report on Form 20-F:

•	“U.S. dollar” or “$” means the lawful currency of the United States of America, “yen” or “¥” means the lawful currency of Japan and “Euro” means the lawful currency of the European Union.

•	“U.S. GAAP” means accounting principles generally accepted in the United States of America, and “Japanese GAAP” means accounting principles generally accepted in Japan.

•	“ADS” means an America Depositary Share, each representing one share of Kyocera’s common stock, and “ADR” means an American Depositary Receipt evidencing ADSs.

•	“fiscal 2012” refers to Kyocera’s fiscal year ended March 31, 2012, and other fiscal years are referred to in a corresponding manner.

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

	2008	2009	2010	2011	2012
	(Yen in millions and shares in thousands, except per share amounts)
For the years ended March 31:
Net sales	¥1,290,436	¥1,128,586	¥1,073,805	¥1,266,924	¥1,190,870
Profit from operations	152,420	43,419	63,860	155,924	97,675
Net income attributable to shareholders of Kyocera Corporation	107,244	29,506	40,095	122,448	79,357

Earnings per share:
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥566.58	¥157.27	¥218.47	¥667.23	¥432.58
Diluted	565.80	157.23	218.47	667.23	432.58
Weighted average number of shares outstanding:
Basic	189,283	187,618	183,525	183,517	183,451
Diluted	189,544	187,661	183,525	183,517	183,451

Cash dividends declared per share:
Per share of common stock	¥120	¥120	¥120	¥130	¥120
Per share of common stock*	$1.10	$1.26	$1.32	$1.58	$1.51

At March 31:
Total assets	¥1,976,746	¥1,773,802	¥1,848,717	¥1,946,566	¥1,994,103
Long-term debt	8,298	28,538	29,067	24,538	21,197
Common stock	115,703	115,703	115,703	115,703	115,703
Kyocera Corporation shareholders’ equity	1,451,165	1,323,663	1,345,235	1,420,263	1,469,505
Total equity	1,516,167	1,383,088	1,407,262	1,483,359	1,534,241
Depreciation	¥75,630	¥83,753	¥60,602	¥59,794	¥62,374
Capital expenditures	¥85,101	¥63,055	¥37,869	¥70,680	¥66,408

*	Translated into the U.S. dollars based on the exchange rates at each payment date in Japan.

The following table shows the exchange rates for Japanese yen per $1.00 based upon the noon buying rate in New York City for cash transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

For the years ended March 31,	High	Low	Average	Period-end
2008	124.09	96.88	114.31	99.85
2009	110.48	87.80	100.62	99.15
2010	100.71	86.12	92.93	93.40
2011	94.68	78.74	85.71	82.76
2012	85.26	75.72	79.00	82.41

For most recent six months
December 2011	78.13	76.98	77.80	76.98
January 2012	78.13	76.28	76.96	76.34
February 2012	81.10	76.11	78.47	81.10
March 2012	83.78	80.86	82.47	82.41
April 2012	82.62	79.81	81.25	79.81
May 2012	80.36	78.29	79.67	78.29

The noon buying rate for Japanese yen on June 22, 2012 was $1.00 = 80.52

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully read the risks described below before making an investment decision.

Risk Related to Kyocera’s Business

(1) The continuing economic slowdown in the Japanese and global economy may significantly reduce demand for Kyocera’s products

The outlook for the global economy remains uncertain, and there is concern that the financial problems facing European nations will continue to cause such uncertainty or trigger another downturn in the global economy. With respect to the Asian economy, although a fundamental trend toward Chinese-led expansion is expected, there are signs that growth rates may be slowing. In addition, the growth of the Japanese economy may be affected by an economic slowdown in Europe, the United States or Asia. In the event that stagnation in the Japanese and global economies has an adverse effect on capital investment in and consumption of digital consumer equipment and industrial machinery, which are the principal markets for Kyocera, demand for Kyocera products may fall significantly, the business environment facing Kyocera may worsen, and the performance and financial condition of Kyocera may be adversely affected.

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

(3) Since a significant percentage of Kyocera’s revenues has been derived from foreign sales in recent years, various export risks may disproportionately affect its revenues

Kyocera’s sales to customers located outside Japan accounted for approximately 55% of its total revenues in fiscal 2012. Kyocera believes that overseas sales will continue to account for a significant percentage of its revenues. Therefore, the following export risks may disproportionately affect Kyocera’s revenues:

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

(4) Currency exchange rate fluctuations could adversely affect Kyocera’s financial results

Kyocera conducts business in countries outside of Japan, which exposes it to fluctuations in foreign currency exchange rates. Kyocera may enter into mainly short-term forward contract transaction to hedge this risk. Nevertheless, fluctuations in foreign currency exchange rates could have an adverse effect on its business. Fluctuations in foreign currency exchange rates may affect Kyocera’s consolidated results of operations, financial condition, cash flows and the value of its foreign assets, which in turn may adversely affect reported earnings and the comparability of period-to-period results of operations. Changes in currency exchange rates may affect the relative prices at which Kyocera and foreign competitors sell products in the same market. In addition, changes in the value of the relevant currencies may affect the cost of imported items required in its operations.

(5) Kyocera sells a diverse variety of products, and in each of its businesses Kyocera is subject to intense competitive pressures, including in terms of price, technological change, product development, quality and speed of delivery, and these pressures are likely to increase in the near term

Kyocera sells a wide variety of products and, therefore, faces a broad range of competitors from large international companies to relatively small, rapidly growing and highly specialized companies. Kyocera’s competitive landscape is subject to continuous change, and new and significant competitors may emerge, including competitors based in emerging markets such as China that may have competitive advantages in terms of cost structure or other factors. Kyocera has a variety of businesses in different industries while many of its competitors specialize in one or more of these business areas. As a result, Kyocera may not fund or invest in certain of its businesses to the same degree as its competitors, or these competitors may have greater financial, technical, and marketing resources available to them than the portion of its business against which they compete. While some of the factors that drive competition vary by product area, price and speed of delivery are primary factors that impact in all areas of Kyocera’s business. Price pressure has been intense, and thus Kyocera predicts that its selling prices will continue to be lower than in fiscal 2012 depending partly on the demand and competition situation. In production businesses in which Kyocera develops, produces and distributes specialized parts for its customers’ products, its competitive position depends significantly on being involved early in the process of creating a new product that fits its customers’ needs for each business. To maintain these competitive advantages, it is critical to maintain close ties with customers so that Kyocera can ensure that it is able to meet required specifications and be the first supplier to create and deliver the product. Kyocera’s gross margins may be reduced if the business environment changes in a way that Kyocera cannot maintain these important relationships with customers or its market share or if it is forced in the future to further reduce prices in response to the actions of its competitors.

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

(7) Shortages and rising costs of electricity may adversely affect Kyocera’s production and sales activities

As almost all nuclear power plant operation in Japan currently has ceased and remains at rest due to the damage and equipment failure of the nuclear power plant caused by the Great East Japan Earthquake in March 2011, Japan may have shortages and rising costs of electricity. Kyocera secures electric power supplies for emergency through equipment and centers, however Kyocera’s production activity may become diminished if massive blackouts occur in the areas in which Kyocera has facilities and electricity shortages continue. Shortages of electricity in the areas in which Kyocera’s suppliers and customers have main operations may also interrupt Kyocera’s production and sales activities. In addition, significant rising costs of electricity may increase Kyocera’s manufacturing cost as well as sales, general and administrative expenses.

(8) Future initiatives and in-process research and development may not produce the desired results

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

(9) Companies or assets acquired by Kyocera may require more costs than expected for integration, and may not produce returns or benefits, or bring in anticipated business opportunities

In the course of developing its business, from time to time Kyocera considers opportunities to acquire, and undertakes the acquisition of companies or assets through mergers and acquisitions. There can be no assurance that Kyocera will be able to integrate the operations, products and personnel of the acquired companies with its own in an efficient manner. Nor can there be any assurance that Kyocera will be able to achieve operational and financial returns or benefits, or bring in new business opportunities, which it expects from the acquisition. An acquired company may not be able to manufacture products or offer services in the amounts or at the efficiency levels that Kyocera plans, and the demand for such products or services may not be at the levels that Kyocera anticipates. Failure to succeed in acquisitions could have a material adverse effect on Kyocera’s business.

(10) Industry demand for skilled employees, particularly engineering and technical personnel, exceeds the number of personnel available and we may not be able to attract and retain key personnel

Kyocera’s future success depends, in part, on its ability to attract and retain certain key personnel, including engineering, operational and management personnel. Kyocera anticipates that it will need to hire additional skilled personnel in all areas of its business. The competition for attracting and retaining these employees is intense. Because of recent intense competition for these skilled employees, Kyocera may be unable to retain its existing personnel or attract additional qualified employees in the future.

Risk Related to Legal Restrictions and Litigations

(11) Insufficient protection of Kyocera’s trade secrets and patents could have a significant adverse impact on its competitive position

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

(12) Kyocera may require licenses to continue to manufacture and sell certain of its products, the expense of which may adversely affect its results of operations

From time to time Kyocera has received, and may receive in the future, notice of claims of infringement of other parties’ proprietary rights and licensing offers to commercialize third party’s patent rights. Although Kyocera is not currently involved in any litigations relating to its intellectual property except in the ordinary course of its business, Kyocera cannot assure that:

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

(13) Changes in our environmental liability and compliance obligations may adversely impact our operations

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

(14) Kyocera is subject to various other laws and regulations

Kyocera may unintentionally conflict with laws and regulations and face legal proceedings, including litigation and regulatory actions, although Kyocera believes that it is substantially in compliance with applicable laws and regulations in the countries and areas in which Kyocera operates. If laws and regulations are unexpectedly changed or introduced, Kyocera’s business operations may be limited and continuance may become difficult. If Kyocera faces enormous legal costs related to litigation and regulatory actions, Kyocera’s business operations may become significantly limited and Kyocera’s results of operations, financial condition and cash flows may be negatively affected.

Risks Related to Disasters or Unpredictable Events

(15) Kyocera’s markets or supply chains may be adversely affected by terrorism, outbreaks of disease, wars or similar events

Kyocera, as a global company, has been expanding its business worldwide. At the same time, we may be exposed to risks of our getting involved in terrorism, outbreaks of disease, war and other similar events. In the case that those events occur, Kyocera’s operating activities would be suspended. Furthermore, there would be delay, disorder or suspension in Kyocera’s R&D, manufacturing, sales and services. If such delay or disruption occurs and continues for a long period of time, Kyocera’s business, consolidated results of operations, financial condition and cash flows may be adversely affected.

(16) Kyocera’s headquarters and major facilities as well as its suppliers and customers may suffer the devastating effects of earthquakes and other disasters

Kyocera’s headquarters and major facilities including plants, sales offices and R&D centers are located not only in Japan but also all over the world. It might be inevitable that Kyocera would suffer from natural disasters such as earthquakes, typhoons, tsunamis, floods or other disasters, as well as manmade disasters such as a major industrial accident affecting one of our facilities. For instance, if a strong earthquake affected Kyocera’s employees, R&D or manufacturing facilities, Kyocera’s operating activities would be suspended and manufacturing and shipment would be delayed. Kyocera may also incur a great amount of expenses, such as repair expenses for the damaged machines or facilities. In addition, if the social and economic infrastructure suffer from adverse damages, traffic disturbance and electric power outages could occur and they may affect Kyocera’s supply chains or manufacturing operations. Furthermore, Kyocera may be unable to obtain raw materials if our suppliers sustain damage and Kyocera may also face difficulties shipping its products if its customers sustain damage. Those damages set forth above, as well as any resulting general economic slowdown and lower consumption levels, may have a material adverse effect on Kyocera’s consolidated results of operations, financial condition and cash flows.

Risks Related to Financial and Accounting

(17) Kyocera may be exposed to credit risk on trade receivables due to its customers’ worsening financial condition

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

(18) Kyocera may have to incur impairment losses on its investments in debt and equity securities

Kyocera holds investments in equity securities of companies not affiliated with us, which we generally hold on a long-term position for business relationship purposes. A substantial portion of these investments consists of shares of common stock of public companies in Japan, such as financial institutions and other companies including KDDI Corporation, a Japanese telecommunication service provider. Kyocera Corporation’s equity interest in KDDI Corporation was 12.76% as of March 31, 2012. If there are certain declines in the fair value, i.e., the market price, of the shares of these companies, and it determines that such declines are other-than-temporary, Kyocera will need to record an impairment loss. For some of the equity securities Kyocera owns, including the shares of KDDI Corporation, Kyocera intends to keep its ownership at the current level in light of the importance of its business relationships with the issuers of these equity securities. For other equity securities in its portfolio, although, with periodical check, Kyocera may dispose of some securities which lack merit for Kyocera, market conditions may not permit us to do so at the time, speed or price we may wish.

(19) Kyocera may have to incur impairment losses on long-lived assets, goodwill and intangible assets

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

(20) Deferred tax assets may not be realized or additional liabilities for unrecognized tax benefits may be required.

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

(21) Changes in accounting standards may adversely impact our results of operations and financial condition.

Adoptions of new accounting standards, or changes in accounting standards may have an effect on Kyocera’s consolidated results of operations and financial condition. In addition, if Kyocera modifies its accounting software or information systems to introduce changes in accounting standards, certain investments or expenses may be required.

Other Risks

(22) As a holder of ADSs, you will have fewer rights than a shareholder has and you will have to act through the depositary to exercise those rights

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

(23) Rights of shareholders under Japanese law may be more limited than under the law of other jurisdictions

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

(24) Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell your shares of our Common Stock at a particular price on any particular trading day, or at all

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each stock, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his or her shares at such price on a particular trading day, or at all.

(25) Our shareholders of record on a record date may not receive the dividend they anticipate

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

(26) Foreign exchange fluctuations may affect the dollar value of our ADSs and dividends payable to holders of our ADSs

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

In the 1980s, we diversified into new strategic fields. In 1982, we merged with Cybernet Electronics Corporation, a telecommunications equipment manufacturer in which we had made an equity investment three years earlier. We also played a leading role in the establishment of DDI Corporation (currently KDDI Corporation), which has become one of Japan’s leading providers of telecommunications services. In 1989, we gained a presence in the electronic connector market through our acquisition of Elco International Corporation (currently Kyocera Connector Products Corporation).

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

Since 2000, we have further enhanced our position as a market leader in telecommunications and information equipment. In February 2000, we acquired the code division multiple access (CDMA) mobile phone handset business from Qualcomm Inc. and established our U.S. subsidiary, Kyocera Wireless Corp., which was merged into Kyocera Communications, Inc. in April 2010. In April 2000, we invested in Kyocera Mita Corporation (currently Kyocera Document Solutions Inc.), a manufacturer of copier machines and other document solutions equipment, and made it a wholly-owned subsidiary. In April 2002, we transferred Kyocera Corporation’s printer business to Kyocera Mita Corporation to further enhance our information equipment business by pursuing group synergies.

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

In August 2003, we made Kinseki, Limited (currently Kyocera Crystal Device Corporation), a major producer of artificial crystal related products, a wholly-owned subsidiary through a share exchange to strengthen our Electronic Device Group. In April 2004, Kyocera integrated the marketing division of Kyocera Kinseki Corporation into the marketing division of the electronic components of Kyocera Corporation and the manufacturing division of crystal related components of Kyocera Corporation was transferred to Kyocera Kinseki Corporation through corporate splits.

To meet with strong demand for solar energy products in Europe, Kyocera established Kyocera Solar Europe S.R.O. for the assembling of solar modules in the Czech Republic in April 2005.

In April 2008, Kyocera acquired the mobile phone related business of SANYO Electric Co., Ltd. (currently Panasonic Corporation) to strengthen and improve the profitability of the Telecommunications Equipment Group.

For further enhancement of sales channel of the Information Equipment Group, Kyocera Mita Corporation made TA Triumph-Adler AG (currently TA Triumph-Adler GmbH, TA), a leading specialist in the information technology business and a distributor of printers and multifunctional peripherals in Germany, a subsidiary through the voluntary public takeover offer in January 2009. In October 2010, Kyocera Mita Corporation acquired all of the remaining shares of TA. As a result, TA has become a wholly-owned subsidiary of Kyocera Mita Corporation.

In July 2011, Kyocera acquired Unimerco Group A/S (currently Kyocera Unimerco A/S), a Danish-based industrial cutting tool manufacturing and sales company to expand cutting tool business.

In February 2012, in order to expand its Liquid Crystal Displays (LCDs) business, Kyocera acquired Optrex Corporation (currently Kyocera Display Corporation), a specialized manufacturer of LCDs and related products.

For a discussion of recent and current capital expenditures, please see Item 5. “Operating and Financial Review and Prospects” of this annual report on Form 20-F. We have had no recent significant divestitures nor any significant divestitures currently being made.

B. Business Overview

Overview

Kyocera is engaged in numerous high-tech fields, from fine ceramic components to electronic devices, equipment, services and networks. Our manufacturing and distribution operations are conducted worldwide. As of March 31, 2012, we had 196 subsidiaries and 4 affiliates outside Japan and 28 subsidiaries and 6 affiliates in Japan. Our customers include individuals, corporations, governments and governmental agencies. For information on our sales by category of activity and information on our sales by geographic area and product segment, please see Item 5.A. “Operating Results” of this annual report on Form 20-F.

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

CMOS/CCD Image Sensor Ceramic Packages,

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

Medical and Dental Implants,

Jewelry and Fine Ceramic Application Products

(4) Electronic Device Group

Ceramic Capacitors, Tantalum Capacitors,

SAW Devices, RF Modules, EMI Filters,

Clock Oscillators, Crystal Units, Ceramic Resonators, Optical Low Pass Filters,

Connectors,

Thermal Printheads, Inkjet Printheads,

Amorphous Silicon Photoreceptor Drums,

LCDs, Touch Panels

(5) Telecommunications Equipment Group

Mobile Phone Handsets,

PHS related Products such as PHS Mobile Phone Handsets and PHS Base Stations

(6) Information Equipment Group

Color and Black & White Office Equipment such as ECOSYS Printers and Multifunctional Peripherals,

Wide Format Multifunctional Systems,

Printer and Multifunction Peripherals Supplies,

Business Solution Services such as Managed Print Service

(7) Others

Information Systems & Telecommunication Services, Engineering Business, Management Consulting Business,

Epoxy Molding Compounds for Semiconductor Encapsulation, Electrical Insulators,

Flexible Printed Circuit Sheet Materials, Synthetic Resin Molded Parts,

Realty Development,

LED Lighting Systems

(1) Fine Ceramic Parts Group

Products in this reporting segment are widely used in the industrial machinery, information and communications equipment, computing, automotive and various other industrial sectors. These products are made from a variety of ceramic materials, such as alumina, silicon carbide and silicon nitrides as well as zirconia, utilizing their characteristics of heat resistance, corrosion resistance and wear resistance.

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

Ceramic packages have the characteristic of being extremely air tight, exceptional heat resistance and heat dissipation. In addition, they can be small and thin and have good high frequency properties as well as facilitate the embedding of passive components. Kyocera supplies various ceramic packages and components capitalized on material’s characteristics. Major products in this reporting segment are ceramic packages for crystal and SAW devices, ceramic packages for CMOS/CCD sensors, LSI ceramic packages such as ball grid array packages and optical communication device packages and ceramic parts for fiber-optic communications connectors. Ceramic packages for crystal and SAW devices are used for clock oscillators, Crystal Units and SAW filters, which are mostly inserted into mobile phone handsets. Ceramic packages for CMOS/CCD sensors are mainly used in image sensor equipped in camera-equipped mobile phone handsets and digital cameras. Ball grid array packages are used in MPUs and other logic ICs, which are mainly inserted into high-end servers.

In the organic package business, Kyocera develops, manufactures and sells organic flip-chip packages for high-end application specific integrated circuits (ASICs) and system in package (SiP) substrates used in mobile phone handsets.

(3) Applied Ceramic Products Group

This reporting segment consists of four product lines: 1) Solar Energy Products, 2) Cutting Tools, 3) Medical and Dental Implants, 4) Jewelry and Applied Ceramic Related Products.

1) Solar Energy Products

Kyocera develops, manufactures and sells solar cells and modules as well as solar power generating systems. We concentrate the manufacturing of the solar cells in Japan, and assemble modules in Japan, China, Europe and North America.

2) Cutting Tools

Kyocera develops, manufactures and sells cutting tools, which are parts used in metal processing in industrial manufacturing that are made from composite materials based on ceramics and metal. These products are used mainly in the automotive industry. In addition, with the aim of strengthening this business, Kyocera made Unimerco Group A/S (currently Kyocera Unimerco A/S), which is a Danish-based industrial cutting tool manufacturing and sales company, a wholly-owned subsidiary in July 2011. Through this acquisition, Kyocera has added custom-made solid-type cutting tools for automobile engine processing as well as aviation and wind-power generation industries to its line-up.

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

(4) Electronic Device Group

Kyocera develops, manufactures and sells high quality and cost competitive electronic components and devices for the information and communication market. This field creates demand for high functionality, miniaturization, high frequency and low energy consumption. We develop, manufacture and sell high-value-added products such as miniature ceramic capacitors with high capacitance, tantalum capacitors, RF modules, miniature crystal related products like clock oscillators and connectors mainly for digital consumer equipment such as mobile phone handsets and PCs.

For our electronic components and devices business, Kyocera is working to expand sales by strengthening cost competitiveness through overseas production and by collaborating with consolidated subsidiaries. We are utilizing production sites in China and Southeast Asia to further reduce costs for such products as ceramic capacitors and clock oscillators. U.S. based AVX Corporation, our consolidated subsidiary, develops, manufactures and sells ceramic capacitors, tantalum capacitors and other passive components mainly used for information and communication equipment. We are strengthening ties between our ceramic capacitor business and AVX Corporation in terms of development and production fronts and are expanding sales of Kyocera

Group’s electronic devices overseas by leveraging AVX Corporation’s global manufacturing and sales network. In the crystal related products business, Kyocera Kinseki Corporation (currently Kyocera Crystal Device Corporation) develops and manufactures these products while Kyocera Corporation and AVX Corporation handles the sales.

We deliver thin-film products such as thermal printheads, amorphous silicon photoreceptor drums, and LCDs, mainly for office automation equipment and industrial equipment. In addition, Kyocera expanded our LCDs business in the automotive market through making Optrex Corporation (currently Kyocera Display Corporation), a specialized manufacturer of LCDs and related products, a consolidated subsidiary in February 2012.

(5) Telecommunications Equipment Group

This reporting segment includes mobile phone handsets business such as feature phones and smartphones and PHS mobile phone handsets and base stations. Mobile phone handsets are distributed mainly for KDDI Corporation and SOFTBANK MOBILE Corp. in Japan, as well as for U.S. telecommunication service providers such as Sprint Nextel Corporation in the overseas market. We also develop, manufacture and sell base stations, terminals and handsets for WILLCOM, Inc., which provides PHS services in Japan.

(6) Information Equipment Group

The major products in this reporting segment comprise page printers, copying machines and multifunctional peripherals. Our page printers are marketed under the “ECOSYS” concept, a focus on the characteristic of long life cycle, ecology and economy, which use our in-house amorphous silicon photoreceptor drums.

Kyocera Mita Corporation (currently Kyocera Document Solutions Inc.) develops, manufactures and sells the products in this reporting segment. This company manufactures printers and digital multifunctional peripherals in China and develops and manufactures consumables in Japan. We currently have sales sites in approximately 30 countries and are working to increase sales of information equipment not only to industrialized countries but also to emerging countries.

(7) Others

This reporting segment includes revenues from information and communications service business. This segment also develops, manufactures and sells electrical insulators and synthetic resin molded parts. In addition, this segment includes revenues from environment and energy related products such as LED lighting systems.

Kyocera Communication Systems Co., Ltd. operates a total telecommunications engineering business, from system development to design, construction and maintenance services in wireless base stations. This company provides various services in the information and communications market such as content distribution for smart devices and mobile phones through a data center and IT solutions business for corporations through cloud computing systems as well as system integration services. It also conducts a management consulting business based on implementation and operation of the “Amoeba Management System,” which is Kyocera’s unique management method.

Kyocera Chemical Corporation develops new products by pursuing synergies with fine chemical technologies and our components technologies such as those employed by the Electronic Device Group.

In addition, we are working to expand sales of LED lighting systems and related products for stores, an area of growing demand that contributes to reduced energy consumption.

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

In the solar energy business in the Applied Ceramic Products Group, solar energy modules and solar power generating systems are sold primarily to users via sales subsidiaries, distributors and their franchise chains. Cutting tools are sold to users such as automobile parts manufactures through wholesale dealers and distributors. Jewelry and applied ceramic products such as ceramic knives are sold through direct retail shops and general retailers. Dental implants, artificial bones and joint prostheses are sold mainly to dental clinics and hospitals through distributors.

In the Telecommunications Equipment Group, we primarily sell products directly to telecommunications carriers in the Japanese and overseas markets. Our key sales destinations are KDDI Corporation, SOFTBANK MOBILE Corp., Sprint Nextel Corporation and WILLCOM, Inc.

The Information Equipment Group sells Kyocera brand products such as ECOSYS printers, copier machines and multifunctional peripherals through distributors and wholesalers worldwide or directly to original equipment manufacturers.

In the Others reporting segment, the Kyocera Communication Systems Group provides Information and Communication Technologies (ICT) business and management consulting business to general companies, public institutions and healthcare corporations as well as telecommunications engineering business to telecommunications carriers and wireless equipment vendors. Chemical materials from Kyocera Chemical Corporation are sold directly to secondary manufacturers who incorporate them into their own products.

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

In fiscal 2012, we procured a sufficient level of raw materials and other materials to carry out our production plans.

Patents and Licenses

Our success and competitive position depend on a number of significant patents, licenses and trade secrets relating to our manufacturing and sales processes and products. All of Kyocera’s intellectual properties are considered to be important. However, Kyocera believes that neither its expiration nor termination of any specific intellectual properties would have significant impact on Kyocera’s entire operation. The following table sets forth information, as of March 31, 2012, with respect to our significant patents and license agreements.

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

Although competitors in this reporting segment are mainly Japanese manufacturers and differ in each market, Kyocera has differentiated ourselves to become a global market leader through a competitive advantage in materials technology accumulated since our founding, and in outstanding production technology and capability, which enables us to meet customer requirements, particularly in terms of product dimension, size and volume. We have also established an internal integrated system from fundamental research to next-generation product development through our R&D efforts, and this differentiates us from competitors.

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

In the ceramic package business, Kyocera has already become a global market leader. We aim to further increase customer satisfaction by utilizing our expertise in development and manufacturing technologies.

In the organic package field, Kyocera SLC Technologies Corporation (KST) produces flip-chip packages for servers, routers and game consoles. KST also produces system in package substrates for mobile phone handsets.

In the flip-chip package market, fine design and high reliability are required, and we aim to become a leading company on a global technology front. In this market, we have several competitors which are Japanese and Asian manufactures. In pursuit of excellence in engineering and production technology for finer pitch, smaller and thinner packages, we aim to expand our market share.

(3) Applied Ceramic Products Group

The solar energy industry has a high number of competitors worldwide. In addition, many kinds of solar products using various raw materials and production methods have been introduced to the market, and competition on price and technological fronts is intensifying every year. Most recently, Chinese manufacturers have emerged as competitors for solar power products, including solar cells and modules, and the competitive cost structure of these new entrants has been putting further downward pressure on prices. Despite the highly competitive environment, Kyocera has established a competitive advantage based on more than 35 years of experience in the development of solar power generation products. Our products realize high conversion efficiency and long-term product reliability based on accumulated development and production technologies, and this is one of Kyocera’s strengths. We also manufacture multicrystalline silicon solar cells and modules in-house, from silicon ingots to modules, enabling us to reduce costs and enhance productivity in every manufacturing process. Through these efforts, Kyocera has generated top-class results in installing solar power generation systems for public and industrial use in Japan. Going forward, Kyocera will promote the proliferation of high-value-added products through the sale of systems such as the Home Energy Management System (HEMS), which combines solar power generation systems with battery storage units.

Kyocera is one of the largest suppliers of cutting tools in Japan. Our cutting tools are employed primarily in automotive related markets. Although we have many competitors, we provide a diverse array of cutting tools for machine tools based on advanced ceramic materials technology. By making Kyocera Unimerco A/S a consolidated subsidiary, we aim to increase sales in the European market and expand business in new markets such as the aviation and wind-power generation markets.

(4) Electronic Device Group

Kyocera develops, manufactures and sells a wide variety of capacitors, crystal related products, connectors and thin-film products. One of our competitive advantages is that we can supply a wide variety of components.

AVX Corporation and Kyocera Kinseki Corporation (currently Kyocera Crystal Device Corporation), our subsidiaries, are global suppliers in the tantalum capacitor market and the market for small-size crystal related products, respectively. In thin-film products such as thermal printheads and LCDs, we are expanding business with a focus on industrial applications. We are also a major supplier of thermal printheads equipped in printers such as barcode printers. In the LCD business, we added Optrex Corporation (currently Kyocera Display Corporation), which commands a high share in LCDs for automotive applications, to the Kyocera Group, and aim to expand business by further strengthening our competitiveness.

(5) Telecommunications Equipment Group

In the Japanese market, our main competitors for mobile phone handsets are Japanese and overseas manufacturers. In the mobile phone handset market outside Japan, Kyocera competes with U.S., Asian and European manufacturers. Our production volume ranks in the top class among Japanese manufacturers, even though our global market share is not large. In terms of PHS related products, our main competitors are Japanese manufacturers, and we are a market leader in the PHS handset and base station businesses.

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

In addition, AVX Corporation, a subsidiary in the United States, is subject to federal, state and local laws and regulations concerning the environment in the United States. Specifically, AVX Corporation has been identified by the United States Environmental Protection Agency (EPA), state governmental agencies or other private parties as a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) or equivalent state or local laws for clean-up and response costs associated with certain sites at which remediation is required with respect to prior contamination. Because CERCLA has generally been construed to authorize joint and several liability, the EPA could seek to recover all clean-up costs from any one of the PRPs at a site despite the involvement of other PRPs. At certain sites, financially responsible PRPs other than AVX Corporation also are, or have been, involved in site investigation and clean-up activities. AVX Corporation believes that liability resulting from these sites will be apportioned between AVX Corporation and other PRPs.

To resolve its liability at the sites at which AVX Corporation has been named a PRP, AVX Corporation has entered into various administrative orders and consent decrees with federal and state regulatory agencies governing the timing and nature of investigation and remediation. As is customary, the orders and decrees regarding sites where the PRPs are not themselves implementing the chosen remedy contain provisions allowing the EPA to reopen the agreement and seek additional amounts from settling PRPs in the event that certain contingencies occur, such as the discovery of significant new information about site conditions.

In 1991, in connection with a consent decree, AVX Corporation paid ¥8,878 million ($66 million), plus interest, toward the environmental conditions at, and remediation of, New Bedford Harbor in the Commonwealth of Massachusetts (the harbor) in settlement with the United States and the Commonwealth of Massachusetts, subject to reopener provisions, including a reopener if certain remediation costs for the site exceed ¥10,701 million ($130.5 million). In 2007, AVX Corporation received notification from the EPA and the Department of Justice indicating that the United States was preparing to exercise the cost reopener. In March 2011, the EPA issued the Fourth Explanation of Significant Differences (ESD #4) that explains the planned changes to the existing remedial action plan for the harbor to include the use of a confined aquatic disposal (CAD) cell, along with interim off-site transportation and disposal of certain contaminated dredge spoils, and the continued use of long-term on-site storage for other contaminated dredge spoils. ESD #4 provides future cost estimates under the new remedial action plan (in addition to costs incurred to date) ranging from ¥29,684 million ($362 million) to ¥32,882 million ($401 million), net present value, based on certain criteria included in the ESD #4. The EPA has indicated that remediation costs through December 31, 2011 were approximately ¥37,392 million (approximately $456 million), not all of which are subject to the reopener provisions.

On April 18, 2012, the EPA issued to AVX Corporation a Unilateral Administrative Order (UAO) directing AVX Corporation to perform the Remedial Design, the Remedial Action and Operation and Maintenance for the harbor clean-up. The effective date set forth in the UAO is June 18, 2012, but, while the parties are in mediation discussions, AVX Corporation has until July 23, 2012 to inform the EPA if it intends to comply with the UAO.

AVX Corporation has not received complete documentation of past response costs from the EPA and therefore has not yet completed an investigation of the monies spent or available defenses in light of these notifications and indications. AVX Corporation has also not yet determined whether AVX Corporation can avoid responsibility for all, or some portion, of these past or future costs because the remediation method has changed over time and costs can be appropriately apportioned to parties other than AVX Corporation. AVX Corporation anticipates further discussions with the U.S. Department of Justice, the EPA, and the Commonwealth of Massachusetts in the first half of the year ending March 31, 2013.

AVX Corporation is continuing to assess the UAO as well as potential defenses and other actions with respect to the site. However, in light of the foregoing, AVX Corporation considers it to be probable and reasonably estimable that AVX Corporation will incur cost within a range of approximately ¥7,900 million (approximately $100 million) to ¥59,860 million ($730 million), with no amount within that range representing a more likely outcome until such time as AVX Corporation completes an investigation with regard to monies spent, available defenses and other matters. AVX Corporation recognizes liabilities for environmental exposures when analysis indicates that is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of loss can be estimated, AVX Corporation accrues the most likely amount. In the event that no amount in the range of probable loss is considered most likely, the minimum loss in the range is accrued. Accordingly, AVX Corporation has recorded a charge for the year ended March 31, 2012 of ¥7,900 million ($100 million) with respect to this matter. Kyocera included this charge in selling, general and administrative expenses in the consolidated statements of income for the year ended March 31, 2012.

C. Organizational Structure

We had 234 subsidiaries and affiliates as of March 31, 2012. Our management structure is based on a business segment structure. Therefore, the management of each segment is conducted uniformly regardless of whether our operations are conducted by the parent company or by one of our subsidiaries.

The following table sets forth information, as of March 31, 2012, with respect to our significant subsidiaries.

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
(1) Fine Ceramic Parts Group

Kyocera Industrial Ceramics Corporation	United States	100.00%	Manufacture and sale of fine ceramic-related products and thin film devices

(2) Semiconductor Parts Group

Kyocera SLC Technologies Corporation	Japan	100.00%	Development, manufacture and sale of organic multilayer packages and substrates

Shanghai Kyocera Electronics Co., Ltd.	China	100.00%	Manufacture and sale of fine ceramic-related products and electronic devices

Kyocera America, Inc.	United States	100.00%	Development, manufacture and sale of fine ceramic-related products

(3) Applied Ceramic Products Group

Kyocera Solar Corporation	Japan	100.00%	Sale of solar energy products

Kyocera (Tianjin) Solar Energy Co., Ltd.	China	90.00%	Manufacture of solar energy products

Kyocera Solar, Inc.	United States	100.00%	Manufacture and sale of solar energy products

Kyocera Solar Europe S.R.O.	Czech	100.00%	Manufacture of solar energy products

Kyocera Precision Tools Korea Co., Ltd.	Korea	90.00%	Manufacture and sale of cutting tools

Kyocera Tycom Corporation	United States	100.00%	Manufacture and sale of cutting tools

Kyocera Unimerco A/S	Denmark	100.00%	Development, manufacture and sale of cutting tools

Japan Medical Materials Corporation	Japan	77.00%	Development, manufacture and sale of medical material

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
(4) Electronic Device Group

Kyocera Elco Corporation	Japan	100.00%	Development, manufacture and sale of electronic devices

Kyocera Kinseki Corporation	Japan	100.00%	Development and manufacture of electronic devices

Optrex Corporation	Japan	100.00%	Development and sale of electronic devices

Zhangjiagang Free Trade Zone Optrex Electronics Co., Ltd.	China	100.00%	Manufacture of electronic devices

Dongguan Shilong Kyocera Optics Co., Ltd.	China	90.00%	Manufacture of cutting tools and thin-film devices

AVX Corporation	United States	71.82%	Development, manufacture and sale of electronic devices

(5) Telecommunications Equipment Group

Kyocera Telecom Equipment (Malaysia) Sdn. Bhd.	Malaysia	100.00%	Manufacture of telecommunications equipment

Kyocera Communications, Inc.	United States	100.00%	Sale of telecommunications equipment

(6) Information Equipment Group

Kyocera Mita Corporation	Japan	100.00%	Development and manufacture of information equipment

Kyocera Mita Japan Corporation	Japan	100.00%	Sale of information equipment mainly in Japan

Kyocera Mita Office Equipment (Dongguan) Co., Ltd.	China	92.76%	Manufacture of information equipment

Kyocera Mita America, Inc.	United States	100.00%	Sale of information equipment mainly in North America

Kyocera Mita Europe B.V.	Netherlands	100.00%	Sale of information equipment mainly in Europe

Kyocera Mita Deutschland GmbH	Germany	100.00%	Sale of information equipment mainly in Europe

TA Triumph-Adler GmbH	Germany	100.00%	Sale of information equipment mainly in Europe

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
(7) Others

Kyocera Communication Systems Co., Ltd.	Japan	76.30%	Information systems and telecommunication services

Kyocera Chemical Corporation	Japan	100.00%	Development, manufacture and sale of electrical insulation materials

Kyocera Realty Development Co., Ltd.	Japan	100.00%	Real estate services

(8) Regional Holding or Sales Companies

Kyocera (Tianjin) Sales & Trading Corporation	China	90.00%	Sale of fine ceramic-related products, cutting tools mainly in China

Kyocera Korea Co., Ltd.	Korea	100.00%	Sale of fine ceramic-related products and solar energy products mainly in Korea

Kyocera Asia Pacific Pte. Ltd.	Singapore	100.00%	Sale of fine ceramic-related products, solar energy products and electronic devices mainly in Asia

Kyocera International, Inc.	United States	100.00%	Holding company and headquarters of the subsidiaries in North America

Kyocera Fineceramics GmbH	Germany	100.00%	Sale of fine ceramic-related products, solar energy products and thin film devices mainly in Europe

In addition to the above consolidated subsidiaries, Kyocera had 188 other consolidated subsidiaries as of March 31, 2012. Kyocera also had interests in one subsidiary accounted for by the equity method and 10 affiliates accounted for by the equity method as of March 31, 2012.

Names of the consolidated subsidiaries described below were changed on April 1, 2012, respectively and the following table sets forth their former and current names.

Former	Current
Japan Medical Materials Corporation	Kyocera Medical Corporation

Kyocera Elco Corporation	Kyocera Connector Products Corporation

Kyocera Kinseki Corporation	Kyocera Crystal Device Corporation

Optrex Corporation	Kyocera Display Corporation

Zhangjiagang Free Trade Zone Optrex Electronics Co., Ltd.	Kyocera Display (Zhangjiagang) Co., Ltd.

Kyocera Mita Corporation	Kyocera Document Solutions Inc.

Kyocera Mita Japan Corporation	Kyocera Document Solutions Japan Inc.

Kyocera Mita Office Equipment (Dongguan) Co., Ltd.	Kyocera Document Technology (Dongguan) Co., Ltd.

Kyocera Mita America, Inc.	Kyocera Document Solutions America, Inc.

Kyocera Mita Europe B.V.	Kyocera Document Solutions Europe B.V.

Kyocera Mita Deutschland GmbH	Kyocera Document Solutions Deutschland GmbH

Dongguan Shilong Kyocera Optics Co., Ltd.	Dongguan Shilong Kyocera Co., Ltd.

A name of the consolidated subsidiary described below will be changed on July 1, 2012 and the following table sets forth its current and new names.

Current	New
Kyocera (Tianjin) Sales & Trading Corporation	Kyocera (China) Sales & Trading Corporation

AVX Corporation, in our Electronic Device Group, is one of our most significant subsidiaries. Most of the electronic devices we produce for overseas sales are distributed through AVX Corporation by utilizing AVX Corporation’s wide range of marketing channels. In addition, we market passive components produced by AVX Corporation in the Japanese market. We also utilize AVX Corporation’s manufacturing process for ceramic capacitors to improve productivity and to enhance our competitiveness. In addition, AVX Corporation introduced our materials technologies into its ceramic capacitor production. We have been seeking better ways to cooperate in expanding our electronic device businesses. Currently, four of our directors are members of AVX Corporation’s board of directors and AVX Corporation’s chief executive officer is one of our directors. Within the Electronic Device Group, we have a close relationship with AVX Corporation in marketing, manufacturing, and research and development, and we are seeking and pursuing synergies to be a leading passive component manufacturer. AVX Corporation posted net income of $152,805 thousand in fiscal 2012 and its performance contributed significantly to Kyocera’s results of operations and financial condition. See Item 5.A. “Operating Results” of this annual report on Form 20-F.

D. Property, Plants and Equipment

As of March 31, 2012, we had property, plants and equipment with a net book value of ¥260,537 million. During the five years ended March 31, 2012, we invested a total of ¥323,113 million for additions to property, plants and equipment. Our property, plants and equipment are subject to some material encumbrances or environmental issues. See Item 5.A. “Operating Results” of this annual report on Form 20-F.

The following table sets forth information, as of March 31, 2012, with respect to our manufacturing facilities with floor space of more than 250,000 square feet.

Name of Plant	Location	Status	Floor Space	Lease Expires	Principal Products Manufactured
			(in thousands of square feet)
Japan

Hokkaido Kitami Plant	Kitami, Hokkaido	Owned	295		Telecommunications equipment, Semiconductor parts, Fine ceramic parts

Yamagata Higashine Plant	Higashine, Yamagata	Owned	379		Electronic components

Nagano Okaya Plant	Okaya, Nagano	Owned	387		Fine ceramic parts, Thin-film components, Cutting tools

Kawaguchi Plant	Kawaguchi, Saitama	Owned	389		Electrical insulation materials

Tamaki Plant	Watarai, Mie	Owned	289		Information equipment

Shiga Gamo Plant	Higashi-Ohmi, Shiga	Owned	690		Fine ceramic parts, Semiconductor parts

Shiga Yokaichi Plant	Higashi-Ohmi, Shiga	Owned	1,476		Fine ceramic parts, Thin-film components, Solar cells, Cutting tools

Shiga Yasu Plant	Yasu, Shiga	Owned	1,810		Solar cells, Thin- film components

Kyoto Ayabe Plant	Ayabe, Kyoto	Owned	288		Organic multilayer package, Organic multilayer printed circuit boards

Hirakata Plant	Hirakata, Osaka	Owned	604		Information equipment

Kagoshima Sendai Plant	Satsuma-Sendai, Kagoshima	Owned	1,992		Fine ceramic parts, Semiconductor parts, Cutting tools

Kagoshima Kokubu Plant	Kirishima, Kagoshima	Owned	2,466		Fine ceramic parts, Semiconductor parts, Electronic components

Kagoshima Hayato Plant	Kirishima, Kagoshima	Owned	278		Thin-film components

Name of Plant	Location	Status	Floor Space	Lease Expires	Principal Products Manufactured
			(in thousands of square feet)
United States

Balboa Plant	San Diego, California	Owned	300		Semiconductor parts

Myrtle Beach Plant	Myrtle Beach, South Carolina	Owned	500		Electronic components

Fountain Inn Plant	Fountain Inn, South Carolina	Owned	300		Electronic components
El Salvador

San Salvador Plant	San Salvador	Owned	420		Electronic components
France

Saint-Apollinaire Plant	Saint-Apollinaire	Leased	322	2016	Electronic components
Czech Republic

Lanskroun Plant	Lanskroun	Owned	500		Electronic components

Uherske Hradiste Plant	Uherske Hradiste	Owned	470		Electronic components

Kadan Plant	Kadan	Owned	295		Solar cells

China

Tianjin Plant	Tianjin	Owned	520		Electronic components

Tianjin Plant	Tianjin	Owned	308		Solar cells

Shanghai Pudong Plant	Shanghai	Owned	1,132		Semiconductor parts, Electronic components

Zhangjiagang Plant	Zhangjiagang, Jiangsu	Owned	387		Thin-film components

Shilong Plant	Dongguan, Guangdong	Owned	2,331		Information equipment

Shilong Plant	Dongguan, Guangdong	Owned	795		Cutting tools, Thin- film components
Thailand

Thailand Plant	Thailand	Owned	264		Electronic components

Name of Plant	Location	Status	Floor Space	Lease Expires	Principal Products Manufactured
			(in thousands of square feet)
Philippines

Philippines Plant	Philippines	Owned	332		Electronic components
Malaysia

Malaysia Plant	Malaysia	Owned	315		Telecommunications equipment

Malaysia Plant	Malaysia	Leased	300	2012	Electronic components

Item 4A.    Unresolved Staff Comments

We are a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding our periodic reports under that Act not less than 180 days before the end of the fiscal year ended March 31, 2012 and which remain unresolved as of the date of the filing of this annual report on Form 20-F with the Commission.

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

Overview

Kyocera develops, produces and distributes various kinds of products primarily for the information and communications market and environment and energy market worldwide. Kyocera Corporation was established in 1959 as a manufacturer of ceramic parts for electronic equipment and has been expanding its business mainly through mergers and acquisitions, as well as applying its fine ceramic technologies to the areas of semiconductor parts, electronic devices, telecommunication, metal processing, medical and dental implants and solar energy fields. Kyocera develops, produces and distributes equipment such as printers and multifunctional peripherals as well as mobile phone handsets. Kyocera earns revenue and income and generates cash through sales of these products.

Kyocera’s operations are categorized into seven reporting segments: (1) Fine Ceramic Parts Group, (2) Semiconductor Parts Group, (3) Applied Ceramic Products Group, (4) Electronic Device Group, (5) Telecommunications Equipment Group, (6) Information Equipment Group, and (7) Others. Kyocera groups the Fine Ceramic Parts Group, the Semiconductor Parts Group, the Applied Ceramic Products Group and the Electronic Device Group into one main business referred to as the “Components Business” and groups the Telecommunications Equipment Group and the Information Equipment Group into another main business referred to as the “Equipment Business.”

In fiscal 2012, the Japanese economy stagnated overall, due to continued appreciation of the yen against the Euro and the U.S. dollar and a decrease in exports, despite the resolution of disruptions in production activities and the supply chain following the Great East Japan Earthquake. The European economy experienced a continued economic downturn, due to reduced personal consumption and investment as the financial crisis in Europe worsened. In contrast, the U.S. economy continued to recover moderately, due mainly to growth in personal consumption and private capital investment. The Chinese economy continued to expand, primarily supported by strong domestic demand in spite of signs of a slowdown in export growth.

In the information and communications market, which is the principal market for Kyocera, demand for items such as mobile phone handsets, personal computers and flat-screen TVs was sluggish. In addition, component inventory adjustments at equipment manufacturers persisted due to stagnation in production activity for products including digital cameras resulting from the prolonged impact of severe flooding in Thailand. As a result, component demand, mainly for digital consumer equipment, fell below the level recorded in fiscal 2011.

Average exchange rates for fiscal 2012 were ¥79 to the U.S. dollar, marking appreciation of ¥7 (approximately 8%) from ¥86 for fiscal 2011, and ¥109 to the Euro, marking appreciation of ¥4 (approximately 4%) from ¥113 for fiscal 2011. As a result, net sales and income before income taxes for fiscal 2012 were adversely affected by approximately ¥40 billion and ¥10 billion, respectively, compared with fiscal 2011.

Consolidated net sales for fiscal 2012 decreased by ¥76,054 million, or 6.0%, to ¥1,190,870 million, compared with ¥1,266,924 million for fiscal 2011, due primarily to a decline in component demand for digital consumer equipment and a decrease in sales in the Telecommunications Equipment Group in addition to the impact of the yen’s appreciation. Profit from operations decreased by ¥58,249 million, or 37.4%, to ¥97,675 million, compared with ¥155,924 million for fiscal 2011. In addition, income before income taxes decreased by ¥57,439 million, or 33.3%, to ¥114,893 million, compared with ¥172,332 million for fiscal 2011. Net income attributable to shareholders of Kyocera Corporation for fiscal 2012 decreased by ¥43,091 million, or 35.2%, to ¥79,357 million, compared with ¥122,448 million for fiscal 2011.

Results of Operations

Fiscal 2012 compared with Fiscal 2011

The following table shows a summary of Kyocera’s results of operations for fiscal 2011 and fiscal 2012:

	Years ended March 31,				Increase (Decrease)
	2011		2012
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Net sales	¥1,266,924	100.0	¥1,190,870	100.0	¥(76,054)	(6.0)
Cost of sales	888,869	70.2	870,143	73.1	(18,726)	(2.1)

Gross profit	378,055	29.8	320,727	26.9	(57,328)	(15.2)
Selling, general and administrative expenses	222,131	17.5	223,052	18.7	921	0.4

Profit from operations	155,924	12.3	97,675	8.2	(58,249)	(37.4)
Interest and dividend income	12,963	1.0	13,966	1.2	1,003	7.7
Interest expense	(2,259)	(0.2)	(2,042)	(0.2)	217	—
Foreign currency transaction gains, net	3,824	0.3	4,533	0.4	709	18.5
Equity in losses of affiliates and unconsolidated subsidiaries	(160)	(0.0)	(36)	(0.0)	124	—
Other, net	2,040	0.2	797	0.0	(1,243)	(60.9)

	16,408	1.3	17,218	1.4	810	4.9

Income before income taxes	172,332	13.6	114,893	9.6	(57,439)	(33.3)
Income taxes	42,214	3.3	30,135	2.5	(12,079)	(28.6)

Net income	130,118	10.3	84,758	7.1	(45,360)	(34.9)
Net income attributable to noncontrolling interests	(7,670)	(0.6)	(5,401)	(0.4)	2,269	—

Net income attributable to shareholders of Kyocera Corporation	¥122,448	9.7	¥79,357	6.7	¥(43,091)	(35.2)

Net Sales

Net sales in fiscal 2012 decreased by ¥76,054 million, or 6.0%, to ¥1,190,870 million, compared with ¥1,266,924 million in fiscal 2011.

In fiscal 2012, net sales decreased compared with fiscal 2011 due primarily to a decline in component demand for digital consumer equipment and a decrease in sales in the Telecommunications Equipment Group in addition to the impact of the yen’s appreciation. Due to the impact of the yen appreciation against the U.S. dollar and the Euro, net sales after translation into the yen in fiscal 2012 were down by approximately ¥40,000 million, compared with fiscal 2011.

Net sales in the Components Business in fiscal 2012 decreased by ¥48,942 million, or 7.1%, to ¥642,297 million, compared with ¥691,239 million in fiscal 2011. Net sales in the Equipment Business in fiscal 2012 decreased by ¥42,958 million, or 9.2%, to ¥422,126 million, compared with ¥465,084 million in fiscal 2011.

For details regarding net sales, please refer to page 37, “Business Overview by Reporting Segment.”

Net Sales by Geographic Segment

The following table shows a breakdown of Kyocera’s total consolidated net sales in fiscal 2011 and fiscal 2012, distinguishing between domestic and overseas sales and, with respect to overseas sales, showing the geographical areas in which such sales were made:

	Years ended March 31,				Increase (Decrease)
	2011		2012
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Japan	¥559,883	44.2	¥559,344	47.0	¥(539)	(0.1)
Asia	215,913	17.0	205,469	17.2	(10,444)	(4.8)
Europe	210,131	16.6	204,887	17.2	(5,244)	(2.5)
United States of America	220,706	17.4	166,706	14.0	(54,000)	(24.5)
Others	60,291	4.8	54,464	4.6	(5,827)	(9.7)

Net sales	¥1,266,924	100.0	¥1,190,870	100.0	¥(76,054)	(6.0)

Sales in Japan were flat compared with fiscal 2011. Despite an increase in sales at Kyocera Communication Systems Co., Ltd., sales in Japan in the solar energy business decreased resulting from decreased product prices, as well as sluggish demand for components used in digital consumer equipment.

Sales in Asia decreased compared with fiscal 2011. Sales in the Electronic Device Group and the Semiconductor Parts Group decreased due to a decrease in demand for components used in digital consumer equipment, as well as the yen’s appreciation.

Sales in Europe decreased compared with fiscal 2011 due to a decrease in sales in the Applied Ceramic Products Group resulting primarily from slowed market growth in Europe and a steep decline in product prices in solar energy business.

Sales in the U.S. decreased compared with fiscal 2011 due to a decline in sales volume of mobile phone handsets in the Telecommunications Equipment Group and to the yen’s appreciation against the U.S. dollar.

Sales for Others decreased compared with fiscal 2011 due mainly to decreased sales in the Semiconductor Parts Group and the Electronic Device Group resulting from sluggish demand for components.

Cost of Sales and Gross Profit

In fiscal 2012, cost of sales decreased by ¥18,726 million, or 2.1%, to ¥870,143 million from ¥888,869 million in fiscal 2011. This is due to decreases in raw material costs and production supplies costs resulting from a decrease in production volume.

Raw material costs of ¥333,171 million accounted for 38.3% of total cost of sales in fiscal 2012, which decreased by ¥8,271 million, or 2.4%, from ¥341,442 million in fiscal 2011. Labor costs of ¥170,995 million accounted for 19.7% of total cost of sales in fiscal 2012, which decreased by ¥312 million, or 0.2%, from ¥171,307 million in fiscal 2011. Depreciation expense of ¥52,238 million accounted for 6.0% of total cost of sales in fiscal 2012, which increased by ¥2,034 million, or 4.1%, from ¥50,204 million in fiscal 2011 due to increased capital expenditures in fiscal 2011.

As a result, gross profit in fiscal 2012 decreased by ¥57,328 million, or 15.2%, to ¥320,727 million from ¥378,055 million in fiscal 2011. The gross profit ratio to net sales decreased by 2.9 percentage points from 29.8% to 26.9%.

Selling, General & Administrative Expenses and Profit from Operations

Selling, general and administrative expenses of ¥223,052 million in fiscal 2012 remained roughly constant compared with ¥222,131 million in fiscal 2011. This is due to the recording of ¥7,900 million of an environmental charge at AVX Corporation, a consolidated subsidiary of Kyocera Corporation, which was offset by decreases in labor costs and other expenses. The ratio of selling, general and administrative expenses to net sales was 18.7% in fiscal 2012, an increase of 1.2 percentage points as compared with 17.5% in fiscal 2011.

Labor costs of ¥115,258 million accounted for 51.7% of total selling, general and administrative expenses in fiscal 2012, which decreased by ¥1,501 million, or 1.3%, from ¥116,759 million in fiscal 2011. Sales promotion and advertising costs of ¥34,772 million accounted for 15.6% in fiscal 2012, which increased by ¥242 million, or 0.7%, from ¥34,530 million in fiscal 2011. Depreciation expense of ¥13,790 million accounted for 6.2% in fiscal 2012, which increased by ¥116 million, or 0.8%, from ¥13,674 million in fiscal 2011.

Profit from operations in fiscal 2012 decreased by ¥58,249 million, or 37.4%, to ¥97,675 million, compared with ¥155,924 million in fiscal 2011. The operating margin decreased by 4.1 percentage points to 8.2% in fiscal 2012, compared with 12.3% in fiscal 2011.

Interest and Dividend Income

Interest and dividend income in fiscal 2012 increased by ¥1,003 million, or 7.7%, to ¥13,966 million, compared with ¥12,963 million in fiscal 2011. This was due mainly to an increase in dividend income from KDDI Corporation.

Interest Expense

Interest expense in fiscal 2012 decreased by ¥217 million, or 9.6%, to ¥2,042 million, compared with ¥2,259 million in fiscal 2011. This was due mainly to a decrease in long-term debt at TA Triumph-Adler GmbH.

Foreign Currency Translation

During fiscal 2012, the average exchange rate for the yen appreciated by ¥7, or 8.1%, against the U.S. dollar, and by ¥4, or 3.5%, against the Euro, as compared with fiscal 2011. At March 31, 2012, the yen appreciated by ¥1, or 1.2%, against the U.S. dollar, and by ¥8, or 6.8%, against the Euro, as compared with March 31, 2011. Kyocera recorded foreign currency transaction gains of ¥4,533 million in fiscal 2012.

Kyocera typically enters into forward exchange contracts to minimize currency exchange risks on foreign currency denominated receivables and payables. Kyocera confines its use of derivative financial instruments for hedging its foreign exchange exposures, and does not utilize derivative transactions for trading purposes.

Gains and Losses from Investments

Kyocera’s losses on equity method investments in fiscal 2012 resulted in ¥36 million, a decrease of ¥124 million, or 77.5%, compared with ¥160 million in fiscal 2011.

Gains on sales of securities in fiscal 2012 increased by ¥285 million, or 548.1%, to ¥337 million, compared with ¥52 million in fiscal 2011.

Losses on impairment of securities in fiscal 2012 increased by ¥919 million, or 269.5%, to ¥1,260 million, compared with ¥341 million in fiscal 2011.

Income before Income Taxes

Income before income taxes in fiscal 2012 decreased by ¥57,439 million, or 33.3%, to ¥114,893 million compared with ¥172,332 million in fiscal 2011. Margin of income before income taxes against net sales decreased by 4.0 percentage points to 9.6% compared with 13.6% in fiscal 2011.

A decline in income before income taxes was less than a decline in profit from operations due to increases in dividend income and foreign currency transaction gains, despite an increase in losses on impairment of securities. Affected by the yen appreciation against the U.S. dollar and the Euro, income before income taxes after translation into the yen for fiscal 2012 was down by approximately ¥10,000 million compared with fiscal 2011.

Operating profit in the Components Business in fiscal 2012 decreased by ¥57,124 million, or 47.6%, to ¥62,871 million, compared with ¥119,995 million in fiscal 2011. Operating profit in the Equipment Business in fiscal 2012 increased by ¥2,954 million, or 10.6%, to ¥30,920 million, compared with ¥27,966 million in fiscal 2011.

For a detail of income before taxes, please refer to page 37, “Business Overview by Reporting Segment.”

Income Taxes

Current and deferred income taxes in fiscal 2012 decreased by ¥12,079 million, or 28.6%, to ¥30,135 million compared with ¥42,214 million in fiscal 2011.

The effective tax rate of 26.2% in fiscal 2012 was 1.7 percentage points higher than the effective rate of 24.5% in fiscal 2011. Despite a reversal of deferred tax liabilities due to a revision of Japanese tax laws in fiscal 2012, the effective tax rate increased due to decreased reversals of valuation allowance against deferred tax assets compared to fiscal 2011. The effective tax rate in fiscal 2012 was lower than the Japanese statutory tax rate of 41.0% by 14.8 percentage points. This was mainly due to a decrease related to reversal of deferred tax liabilities regarding the revision of Japanese tax laws by 7.2 percentage points and a decrease related to the difference in statutory tax rates of foreign subsidiaries by 6.4 percentage points.

Net Income Attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests in fiscal 2012 amounted to ¥5,401 million and noncontrolling interests related to AVX Corporation, which accounted for approximately 30% of noncontrolling ownership interests, amounted to ¥3,494 million. Net income attributable to noncontrolling interests in fiscal 2012 decreased by ¥2,269 million, or 29.6%, compared with ¥7,670 million in fiscal 2011. This was due mainly to a decrease in net income at AVX Corporation.

Business Overview by Reporting Segment

The following table shows a breakdown of Kyocera’s total consolidated net sales in fiscal 2011 and fiscal 2012 by the seven reporting segments:

	Years ended March 31,				Increase (Decrease)
	2011		2012
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥76,269	6.0	¥80,372	6.7	¥4,103	5.4
Semiconductor Parts Group	174,687	13.8	153,420	12.9	(21,267)	(12.2)
Applied Ceramic Products Group	197,642	15.6	179,784	15.1	(17,858)	(9.0)
Electronic Device Group	242,641	19.2	228,721	19.2	(13,920)	(5.7)

Total Components Business	691,239	54.6	642,297	53.9	(48,942)	(7.1)
Telecommunications Equipment Group	225,168	17.8	178,669	15.0	(46,499)	(20.7)
Information Equipment Group	239,916	18.9	243,457	20.4	3,541	1.5

Total Equipment Business	465,084	36.7	422,126	35.4	(42,958)	(9.2)
Others	139,383	11.0	151,987	12.8	12,604	9.0
Adjustments and eliminations	(28,782)	(2.3)	(25,540)	(2.1)	3,242	—

Net sales	¥1,266,924	100.0	¥1,190,870	100.0	¥(76,054)	(6.0)

The following table shows a breakdown of Kyocera’s total consolidated income before income taxes, and operating profit for fiscal 2011 and fiscal 2012 by the seven reporting segments:

	Years ended March 31,				Increase (Decrease)
	2011		2012
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥11,969	15.7	¥12,622	15.7	¥653	5.5
Semiconductor Parts Group	37,331	21.4	27,754	18.1	(9,577)	(25.7)
Applied Ceramic Products Group	29,049	14.7	6,459	3.6	(22,590)	(77.8)
Electronic Device Group	41,646	17.2	16,036	7.0	(25,610)	(61.5)

Total Components Business	119,995	17.4	62,871	9.8	(57,124)	(47.6)
Telecommunications Equipment Group	2,121	0.9	1,469	0.8	(652)	(30.7)
Information Equipment Group	25,845	10.8	29,451	12.1	3,606	14.0

Total Equipment Business	27,966	6.0	30,920	7.3	2,954	10.6
Others	9,651	6.9	8,054	5.3	(1,597)	(16.5)

Operating profit	157,612	12.4	101,845	8.6	(55,767)	(35.4)
Corporate	16,882	—	13,876	—	(3,006)	(17.8)
Equity in earning of affiliates and unconsolidated subsidiaries	(160)	—	(36)	—	124	—
Adjustments and eliminations	(2,002)	—	(792)	—	1,210	—

Income before income taxes	¥172,332	13.6	¥114,893	9.6	¥(57,439)	(33.3)

*	% to net sales of each corresponding segment

(1) Fine Ceramic Parts Group

Sales in this reporting segment for fiscal 2012 increased by ¥4,103 million, or 5.4%, to ¥80,372 million, compared with ¥76,269 million in fiscal 2011. The increase in sales was due mainly to higher sales of automotive parts in Europe and growing component demand in the LED related markets.

Operating profit in this reporting segment for fiscal 2012 increased by ¥653 million, or 5.5%, to ¥12,622 million, compared with ¥11,969 million in fiscal 2011. Despite an increase of approximately ¥2,200 million in depreciation and R&D expenses, higher sales and cost reduction measures pushed operating profit up by around ¥3,500 million.

Sales and operating profit were adversely affected by approximately ¥2,000 million and ¥500 million, respectively, compared with fiscal 2011, due to the yen’s appreciation.

(2) Semiconductor Parts Group

Sales in this reporting segment for fiscal 2012 decreased by ¥21,267 million, or 12.2%, to ¥153,420 million, compared with ¥174,687 million in fiscal 2011. Sales for fiscal 2012 were down due to sluggish demand for components used in digital consumer equipment coupled with prolonged component inventory adjustments by equipment makers, primarily as a result of stagnant production activity for such items as digital cameras caused by severe flooding in Thailand. In addition, major product prices declined by approximately 10% compared with the end of fiscal 2011 in line with the miniaturization of components.

Operating profit in this reporting segment for fiscal 2012 decreased by ¥9,577 million, or 25.7%, to ¥27,754 million, compared with ¥37,331 million in fiscal 2011. This included a decrease of approximately ¥4,500 million due to lower sales, and of approximately ¥1,000 million due to an increase in depreciation.

Sales and operating profit were adversely affected by approximately ¥5,000 million and ¥2,500 million, respectively, compared with fiscal 2011, due to the yen’s appreciation.

(3) Applied Ceramic Products Group

Sales in this reporting segment for fiscal 2012 decreased by ¥17,858 million, or 9.0%, to ¥179,784 million, compared with ¥197,642 million in fiscal 2011.

Sales in the cutting tool business increased due to growth in sales mainly for the automotive market as well as the contribution from Kyocera Unimerco A/S, which became a consolidated subsidiary in July 2011. Overall segment sales were down, however, due to a decline in sales for the solar energy business, the core business in this reporting segment.

Total shipment volume in the solar energy business slightly decreased compared with fiscal 2011 due to a decline in shipments for the European market in particular despite growth in demand in Japan. Nevertheless, sales in the solar energy business decreased as product prices dropped by approximately 30% compared with fiscal 2011 due to intensifying competition.

Operating profit in this reporting segment for fiscal 2012 decreased by ¥22,590 million, or 77.8%, to ¥6,459 million, compared with ¥29,049 million in fiscal 2011. Gross profit decreased by approximately ¥20,000 million compared with fiscal 2011 due mainly to lower sales and unit price declines in the solar energy business and the recognition of impairment loss on inventories.

Sales and operating profit were adversely affected by approximately ¥4,000 million and ¥500 million, respectively, compared with fiscal 2011, due to the yen’s appreciation.

(4) Electronic Device Group

Sales in this reporting segment for fiscal 2012 decreased by ¥13,920 million, or 5.7%, to ¥228,721 million, compared with ¥242,641 million in fiscal 2011. A decline in demand of components for digital consumer equipment such as mobile phone handsets and PCs and the yen’s appreciation caused a negative impact of approximately ¥27,000 million on sales, despite the new sales contribution from Optrex Corporation (currently Kyocera Display Corporation), which was made a consolidated subsidiary in February 2012. As a result, sales in this segment decreased compared with fiscal 2011.

Operating profit in this reporting segment for fiscal 2012 decreased by ¥25,610 million, or 61.5%, to ¥16,036 million, compared with ¥41,646 million in fiscal 2011. This included a decrease of approximately ¥14,000 million due to lower sales and a lower capacity utilization rate. In addition, AVX Corporation recorded an environmental remediation charge of ¥7,900 million in fiscal 2012.

Sales and operating profit were adversely affected by approximately ¥13,000 million and ¥3,000 million, respectively, compared with fiscal 2011, due to the yen’s appreciation.

(5) Telecommunications Equipment Group

Sales in this reporting segment for fiscal 2012 decreased by ¥46,499 million, or 20.7%, to ¥178,669 million, compared with ¥225,168 million in fiscal 2011. The decrease in sales was due mainly to an approximately 30% decline in sales volume of mobile phone handsets affected by inventory adjustments at key customers overseas.

Operating profit decreased by ¥652 million, or 30.7%, to ¥1,469 million, compared with ¥2,121 million in fiscal 2011. A decline in sales caused a negative impact of ¥4,500 million on operating profit. However, operating profit in this reporting segment decreased by only ¥652 million due to our various cost reduction efforts amounting to ¥5,500 million including a reduction in R&D expenses through selecting and centralizing R&D themes.

Sales and operating profit were adversely affected by approximately ¥6,000 million and ¥1,500 million, respectively, compared with fiscal 2011, due to the yen’s appreciation.

(6) Information Equipment Group

Sales in this reporting segment for fiscal 2012 increased by ¥3,541 million, or 1.5%, to ¥243,457 million, compared with ¥239,916 million in fiscal 2011. Despite sales were adversely affected by approximately ¥10,000 million compared with fiscal 2011 due to the yen’s appreciation, an increase in sales of color-capable multifunctional peripherals led to an overall increase in segment sales.

Operating profit in this reporting segment for fiscal 2012 increased by ¥3,606 million, or 14.0%, to ¥29,451 million, compared with ¥25,845 million in fiscal 2011. Operating profit was adversely affected by approximately ¥2,000 million compared with fiscal 2011 due to the yen’s appreciation as well as increasing in advertising cost for promotion by approximately ¥1,000 million. However, an increase in sales and decreases in R&D expenses and depreciation pushed operating profit up by approximately ¥7,000 million. As a result, total operating profit increased compared with fiscal 2011.

Sales and operating profit were adversely affected by approximately ¥10,000 million and ¥2,000 million, respectively, compared with fiscal 2011, due to the yen’s appreciation.

(7) Others

Sales in this reporting segment for fiscal 2012 increased by ¥12,604 million, or 9.0%, to ¥151,987 million, compared with ¥139,383 million in fiscal 2011. Sales contribution of new products such as LED lighting systems produced a positive impact of approximately ¥10,000 million.

However, operating profit in this reporting segment for fiscal 2012 decreased by ¥1,597 million, or 16.5%, to ¥8,054 million, compared with ¥9,651 million in fiscal 2011. This decrease in operating profit was due mainly to an increase of approximately ¥1,000 million in R&D expenses particularly for the development of new businesses.

Sales and operating profit were adversely affected by approximately ¥500 million and ¥100 million, respectively, compared with fiscal 2011, due to the yen’s appreciation.

(8) Corporate

Corporate income and losses mainly constitute gains or losses related to financial assets, and income related to management supporting service provided by Kyocera’s head office to each reporting segment. Corporate income decreased by ¥3,006 million, or 17.8%, to ¥13,876 million, compared with ¥16,882 million in fiscal 2011. This was mainly due to an increase in losses on impairment of securities.

Results of Operations

Fiscal 2011 compared with Fiscal 2010

The following table shows a summary of Kyocera’s results of operations for fiscal 2010 and fiscal 2011:

	Years ended March 31,				Increase (Decrease)
	2010		2011
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Net sales	¥1,073,805	100.0	¥1,266,924	100.0	¥193,119	18.0
Cost of sales	787,970	73.4	888,869	70.2	100,899	12.8

Gross profit	285,835	26.6	378,055	29.8	92,220	32.3
Selling, general and administrative expenses	221,975	20.7	222,131	17.5	156	0.1

Profit from operations	63,860	5.9	155,924	12.3	92,064	144.2
Interest and dividend income	13,202	1.3	12,963	1.0	(239)	(1.8)
Interest expense	(2,926)	(0.3)	(2,259)	(0.2)	667	—
Foreign currency transaction gains, net	2,830	0.3	3,824	0.3	994	35.1
Equity in losses of affiliates and unconsolidated subsidiaries	(18,297)	(1.7)	(160)	(0.0)	18,137	—
Gains (losses) on sales of securities, net	(93)	(0.0)	52	0.0	145	—
Losses on impairment of securities	(217)	(0.0)	(341)	(0.0)	(124)	—
Other, net	2,439	0.2	2,329	0.2	(110)	(4.5)

	(3,062)	(0.2)	16,408	1.3	19,470	—

Income before income taxes	60,798	5.7	172,332	13.6	111,534	183.5
Income taxes	15,365	1.5	42,214	3.3	26,849	174.7

Net income	45,433	4.2	130,118	10.3	84,685	186.4
Net income attributable to noncontrolling interests	(5,338)	(0.5)	(7,670)	(0.6)	(2,332)	—

Net income attributable to shareholders of Kyocera Corporation	¥40,095	3.7	¥122,448	9.7	¥82,353	205.4

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

As Kyocera has continued to sell PHS handsets and PHS base stations to WILLCOM, Inc, the implementation of the corporate reorganization plan and WILLCOM, Inc.’s business performance may still have a significant effect on Kyocera’s consolidated results of operations, financial condition and cash flows.

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

For detail of net sales, please refer to page 45, “Business Overview by Reporting Segment.”

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

Sales in Asia for fiscal 2011 increased compared with fiscal 2010. This was due to sales increase in the Electronic Device Group and the Semiconductor Parts Group increased led by an increase in component demand, reflecting expanded production of digital consumer equipment.

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

Selling, General & Administrative Expenses and Profit from Operations

Selling, general and administrative expenses in fiscal 2011 increased by ¥156 million, or 0.1%, to ¥222,131 million compared with ¥221,975 million in fiscal 2010. The ratio of selling, general & administrative expenses to net sales was 17.5% in fiscal 2011, a decrease of 3.2 percentage points as compared with 20.7% in fiscal 2010 due primarily to a recognition of a bad debt loss of ¥8,961 million on receivables from WILLCOM, Inc. in fiscal 2010. As a result, selling, general & administrative expenses remained roughly constant compared with fiscal 2010.

Labor costs of ¥116,759 million accounted for 52.6% of total selling, general & administrative expenses in fiscal 2011, which decreased by ¥1,554 million, or 1.3%, from ¥118,313 million in fiscal 2010. Sales promotion and advertising costs of ¥34,530 million accounted for 15.5% in fiscal 2011, which increased by ¥4,177 million, or 13.8%, from ¥30,353 million in fiscal 2010. Depreciation expense of ¥13,674 million accounted for 6.2% in fiscal 2011, which decreased by ¥1,700 million, or 11.1%, from ¥15,374 million in fiscal 2010.

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

Interest Expense

Interest expense in fiscal 2011 decreased by ¥667 million, or 22.8%, to ¥2,259 million, compared with ¥2,926 million in fiscal 2010. This was due mainly to a decrease in long-term debt at TA Triumph-Adler GmbH.

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

For a detail of income before taxes, please refer to page 45, “Business Overview by Reporting Segment.”

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

Net Income Attributable to Noncontrolling Interests

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

Operating profit in this reporting segment for fiscal 2011 increased by ¥3,754 million, or 17.0%, to ¥25,845 million, compared with ¥22,091 million in fiscal 2010. Kyocera recognized a one-time gain of ¥1,521 million related to the sale of real estate in fiscal 2010, while there was no such one-time gain in fiscal 2011. R&D expenses increased by ¥969 million compared with fiscal 2010 in line with a reinforcement of new product development. Due primarily to these factors, selling, general & administrative expenses increased by approximately ¥3,500 million compared with fiscal 2010. However, operating profit increased due to an increase in gross profit as a result of an increase in sales, sales growth in highly profitable consumables such as color toners and cost reductions. Gross profit increased by approximately ¥4,000 million due to an increase in sales and by approximately ¥3,000 million mainly due to sales growth in consumables and cost reductions.

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

In fiscal 2011, Kyocera recognized inventory write-downs of ¥5,291 million mainly in the Telecommunications Equipment Group, and in fiscal 2012, recognized inventory write-downs of ¥11,486 million mainly in the Applied Ceramic Products Group and the Telecommunications Equipment Group. Kyocera recorded these write-downs to adjust the carrying amount to market value due to decreases in sales price arising from short lives of products or rapidly worsening market conditions. If the market conditions or demand for the products are less favorable than Kyocera’s projections, additional write-downs may be required.

The amounts of these inventory write-downs by reporting segments appear in Note 18 to the Consolidated Financial Statements included in this annual report on Form 20-F.

Impairment of Securities and Investments

Kyocera records impairment charges for debt and equity securities when it believes that the decline in fair value is other-than-temporary. Kyocera regularly reviews each security and investment for impairment based on the extent to which the fair value is less than cost, the duration of the decline, the anticipated recoverability of fair value in the future and the financial conditions of the issuer. Poor operating results of the issuers of these securities or adverse changes in the market may cause impairment losses in future periods. The impairment losses are recorded as Corporate losses.

Kyocera recognized losses on impairment of debt and equity securities of ¥341 million and ¥1,260 million in fiscal 2011 and 2012, respectively.

Kyocera is currently a major shareholder of KDDI Corporation. The price fluctuation of the shares of KDDI Corporation may affect Kyocera’s financial conditions. The unrealized gain on the shares of KDDI Corporation held by Kyocera at March 31, 2012 had increased by ¥12,026 million, or 26.2%, to ¥57,919 million compared with that of ¥45,893 million at March 31, 2011, due to a fluctuation of the market price of the shares of KDDI Corporation. For detailed information on the gross unrealized gain or loss, see Note 3 to the Consolidated Financial Statements in this annual report on Form 20-F.

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

Kyocera concluded that there was no goodwill impairment at any reporting unit as of January 1, 2012.

The fair value of the Telecommunications Equipment Group reporting unit determined by using a discounted cash flows model slightly exceeded its carrying amount by 0.2% at the annual impairment test as of January 1, 2011.

In fiscal 2012, both sales and operating profit in the Telecommunications Equipment Group reporting unit decreased compared with fiscal 2011, however, in the second half of fiscal 2012, profitability in this reporting unit improved as a result of various cost reduction efforts including a reduction in R&D expenses through selecting and centralizing R&D themes. Actual results to January 1, 2012 exceeded the forecasted cash flows used in the impairment test as of January 1, 2011. Kyocera expects the continued benefits of cost reduction efforts along with the acquisition of new customers and increases in sales of high-valued products, such as smart phones, will improve cash flows and profitability and lead to an increase in operating profit in fiscal 2013.

Based on these forecasts for this reporting unit, as of January 1, 2012, Kyocera evaluated that the fair value of this reporting unit substantially exceeded its carrying amount (which includes goodwill of ¥18,456 million in its carrying amount as of March 31, 2012). These forecasts include assumptions which are subject to uncertainty, including forecasted cash flows, changes in technology, customer demand and the pace of economic recovery from natural disasters which could materially impact actual performance.

The goodwill of ¥25,854 million which Kyocera acquired during the year ended March 31, 2012 was based on the acquisition of the common stock of Optrex Corporation by Kyocera Corporation included in the Electronic Device Group and based on the acquisition of the common stock of Kyocera Unimerco A/S by Kyocera Fineceramics GmbH, a consolidated German subsidiary of Kyocera Corporation, included in Applied Ceramic Products Group.

For detailed information of these acquisitions, see Note 2 and 9 to the Consolidated Financial Statements in this annual report on Form 20-F.

Deferred Tax Assets

Kyocera records deferred tax assets with valuation allowances to adjust their carrying amounts when it believes that it is more likely than not that the assets will not be realized. The valuation of deferred tax assets principally depends on the estimation of future taxable income and feasible tax planning strategies. If future taxable income is lower than expected due to future market conditions or poor operating results, significant adjustments to deferred tax assets may be required. At March 31, 2012, deferred tax assets amounted to ¥93,890 million, which Kyocera considers will reasonably be realized in the future. This estimate is reasonable when compared with the amounts of income from continuing operations before income taxes and income taxes in fiscal 2012.

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

Effect on projected benefit obligations as of March 31, 2012
(Yen in millions)
Discount rates:
0.25% decrease	¥4,740
0.25% increase	(4,476)

Effect on income before income taxes for the year ending March 31, 2013
(Yen in millions)
Discount rates:
0.25% decrease	¥(67)
0.25% increase	65
Expected rate of return on plan assets:
0.25% decrease	(351)
0.25% increase	351

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

AVX Corporation, a subsidiary in the United States, has been identified by the United States Environmental Protection Agency (EPA), state governmental agencies or other private parties as a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) or equivalent state or local laws for clean-up and response costs associated with certain sites at which remediation is required with respect to prior contamination. Because CERCLA has generally been construed to authorize joint and several liability, the EPA could seek to recover all clean-up costs from any one of the PRPs at a site despite the involvement of other PRPs. At certain sites, financially responsible PRPs other than AVX Corporation also are, or have been, involved in site investigation and clean-up activities. AVX Corporation believes that liability resulting from these sites will be apportioned between AVX Corporation and other PRPs.

To resolve its liability at the sites at which AVX Corporation has been named a PRP, AVX Corporation has entered into various administrative orders and consent decrees with federal and state regulatory agencies governing the timing and nature of investigation and remediation. As is customary, the orders and decrees regarding sites where the PRPs are not themselves implementing the chosen remedy contain provisions allowing the EPA to reopen the agreement and seek additional amounts from settling PRPs in the event that certain contingencies occur, such as the discovery of significant new information about site conditions.

In 1991, in connection with a consent decree, AVX Corporation paid ¥8,878 million ($66 million), plus interest, toward the environmental conditions at, and remediation of, New Bedford Harbor in the Commonwealth of Massachusetts (the harbor) in settlement with the United States and the Commonwealth of Massachusetts, subject to reopener provisions, including a reopener if certain remediation costs for the site exceed ¥10,701 million ($130.5 million). In 2007, AVX Corporation received notification from the EPA and the Department of Justice indicating that the United States was preparing to exercise the cost reopener. In March 2011, the EPA issued the Fourth Explanation of Significant Differences (ESD #4) that explains the planned changes to the existing remedial action plan for the harbor to include the use of a confined aquatic disposal (CAD) cell, along with interim off-site transportation and disposal of certain contaminated dredge spoils, and the continued use of long-term on-site storage for other contaminated dredge spoils. ESD #4 provides future cost estimates under the new remedial action plan (in addition to costs incurred to date) ranging from ¥29,684 million ($362 million) to ¥32,882 million ($401 million), net present value, based on certain criteria included in the ESD #4. The EPA has indicated that remediation costs through December 31, 2011 were approximately ¥37,392 million (approximately $456 million), not all of which are subject to the reopener provisions.

On April 18, 2012, the EPA issued to AVX Corporation a Unilateral Administrative Order (UAO) directing AVX Corporation to perform the Remedial Design, the Remedial Action and Operation and Maintenance for the harbor clean-up. The effective date set forth in the UAO is June 18, 2012, but, while the parties are in mediation discussions, AVX Corporation has until July 23, 2012 to inform the EPA if it intends to comply with the UAO.

AVX Corporation has not received complete documentation of past response costs from the EPA and therefore has not yet completed an investigation of the monies spent or available defenses in light of these notifications and indications. AVX Corporation has also not yet determined whether AVX Corporation can avoid responsibility for all, or some portion, of these past or future costs because the remediation method has changed over time and costs can be appropriately apportioned to parties other than AVX Corporation. AVX Corporation anticipates further discussions with the U.S. Department of Justice, the EPA, and the Commonwealth of Massachusetts in the first half of the year ending March 31, 2013.

AVX Corporation is continuing to assess the UAO as well as potential defenses and other actions with respect to the site. However, in light of the foregoing, AVX Corporation considers it to be probable and reasonably estimable that AVX Corporation will incur cost within a range of approximately ¥7,900 million (approximately $100 million) to ¥59,860 million ($730 million), with no amount within that range representing a more likely outcome until such time as AVX Corporation completes an investigation with regard to monies spent, available defenses and other matters. AVX Corporation recognizes liabilities for environmental exposures when analysis indicates that is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of loss can be estimated, AVX Corporation accrues the most likely amount. In the event that no amount in the range of probable loss is considered most likely, the minimum loss in the range is accrued. Accordingly, AVX Corporation has recorded a charge for the year ended March 31, 2012 of ¥7,900 million ($100 million) with respect to this matter. Kyocera included this charge in selling, general and administrative expenses in the consolidated statements of income for the year ended March 31, 2012.

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

Kyocera recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss have been transferred to the customer or services have been rendered, the sales price is fixed or determinable and collectability is reasonably assured in accordance with Accounting Standards Codification (ASC) 605, “Revenue Recognition.” Sales to customers in each of the above segments are based on the specific terms and conditions contained in basic contracts with customers and firm customer orders which detail the price, quantity and timing of the transfer of ownership (such as risk of loss and title) of the products.

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

At March 31, 2012, gross unrecognized tax benefits amounted to ¥3,050 million. Kyocera does not anticipate the final resolution of procedures to have a material impact on the consolidated statements of income in the future.

Recently Adopted Accounting Standards

On April 1, 2011, Kyocera adopted the Financial Accounting Standard Board (FASB)’s Accounting Standards Update (ASU) No. 2009-13, “Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force” which addressed the accounting for multiple-deliverable arrangements to enable vendor to account for products or services separately rather than as a combined unit. This accounting standard addresses how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On April 1, 2011, Kyocera adopted the FASB’s ASU No. 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” This accounting standard modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. As this accounting standard does not actually change how the impairment would be calculated, the adoption of this accounting standard did not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On April 1, 2011, Kyocera adopted the FASB’s ASU No. 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations.” The amendments in this Update require a public entity that enters into business combination(s) to disclose revenue and earnings of the combined entity in the comparative financial statements as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. As this accounting standard is a provision for disclosure, the adoption of this accounting standard did not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On January 1, 2012, Kyocera adopted the FASB’s ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” This accounting standard amends current U.S. GAAP to create more commonality with IFRSs by harmonizing definitions and disclosure requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

Recently Issued Accounting Standards

In June 2011, the FASB issued ASU No. 2011-05, “Presentation of Comprehensive Income.” In presenting other comprehensive income and its components in financial statement, this accounting standard eliminates the current option which is to present the components of other comprehensive income as part of the statement of equity. This standard also requires reclassifications between other comprehensive income and net income to be disclosed on the face of financial statements.

Furthermore, in December 2011, the FASB issued ASU No. 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.” This accounting standard supersedes certain pending paragraphs in Update No. 2011-05.

These accounting standards will be effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2011. As these accounting standards are a provision for presentation, the adoption of these accounting standards will not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In September 2011, the FASB issued ASU No. 2011-08, “Testing Goodwill for Impairment.” This accounting standard permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. An entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. This accounting standard will be effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. As this accounting standard does not actually change how the impairment would be calculated, the adoption of this accounting standard will not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In December 2011, the FASB issued ASU No. 2011-10, “Derecognition of in Substance Real Estate—a Scope Clarification.” This accounting standard requires the reporting entity to apply the guidance in Subtopic 360-20 to determine whether it should derecognize the in substance real estate when a parent ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s nonrecourse debt. This accounting standard will be effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2012. The adoption of this accounting standard is not expected to have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In December 2011, the FASB issued ASU No. 2011-11, “Disclosures about Offsetting Assets and Liabilities.” This accounting standard requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. This accounting standard will be effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. As this accounting standard is a provision for disclosure, the adoption of this accounting standard will not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

B. Liquidity and Capital Resources

Capital Resources

In fiscal 2012, net sales and profit decreased compared with fiscal 2011 due primarily to a decline in component demand for digital consumer equipment and a decrease in sales in the Telecommunications Equipment Group in addition to the impact of the yen’s appreciation.

Kyocera’s net cash provided by operating activities in fiscal 2012 was ¥109,065 million, and cash and cash equivalents at March 31, 2012 were ¥273,288 million. In addition, Kyocera also held significant amount of highly-liquid financial assets. Based on those facts, Kyocera does not expect to face any liquidity issue in the foreseeable future. In the short term, Kyocera expects cash demands for working capital and funds for capital expenditures required for the expansion of operations, contribution to pension plans and payments of dividends to shareholders. Kyocera’s primary source of short-term liquidity is cash generated by operations. Certain subsidiaries also generate capital in the form of loans from financial institutions. At March 31, 2012, Kyocera’s short-term borrowings and long-term debt including current portion totaled ¥35,869 million. The ratio to total assets of 1.8% continues to reflect a low level of dependence. Most borrowings were denominated in the Euro, the U.S. dollar and the Japanese yen, but certain borrowings were denominated in other foreign currencies. Details of these borrowings are described in “Tabular Disclosure of Contractual Obligations,” which also includes the information regarding obligations for the acquisition or construction of property, plant and equipment.

Capital expenditures in fiscal 2012 decreased by ¥4,272 million, or 6.0%, to ¥66,408 million compared with ¥70,680 million in fiscal 2011. In fiscal 2011, Kyocera constructed new plants to expand production capacity in the solar energy business included in the Applied Ceramic Products Group. In addition, Kyocera actively introduced LED sapphire substrates in the Fine Ceramic Parts Group and made capital expenditures to expand production capacity of ceramic packages and organic packages in the Semiconductor Parts Group, but Kyocera reduced capital expenditures due to the trend in demand in fiscal 2012. R&D expenses in fiscal 2012 decreased by ¥3,915 million, or 7.9%, to ¥45,559 million compared with ¥49,474 million in fiscal 2011. Almost all capital and R&D expenditures were funded by using cash at hand.

During fiscal 2013, Kyocera expects total capital expenditures to be approximately ¥70,000 million and total R&D expenses to be approximately ¥55,000 million. Kyocera expects that total capital expenditures will increase due to recovery of the business environment compared with fiscal 2012 for expanding production capacity in the Semiconductor Parts Group and the solar energy business included in the Applied Ceramic Products Group and construction of a plant and introduction of production equipment for Vietnam. Kyocera also expects that R&D expenses will increase compared with fiscal 2012. Kyocera will promote R&D of new products in order to expand the business in each reporting segment. Nearly all capital and R&D expenditures will be funded by using cash on hand. Kyocera believes that Kyocera needs to invest its resources continuously in the development of new business areas and enhancement of technology in order to create new products, commercialize advanced technologies and thereby secure future earnings streams.

Kyocera contributed ¥10,229 million to its benefit pension plans in fiscal 2012 and Kyocera expects to contribute ¥10,580 million to its benefit pension plans in fiscal 2013. At March 31, 2012, Kyocera’s funded status of its benefit pension plans ensured the sources of funds sufficient to cover the pension benefits paid to participants and beneficiaries, and large amounts of additional contributions are not considered to be necessary. Kyocera expects contributions to pension plan assets will be made by using cash at hand.

In fiscal 2012, Kyocera Corporation paid cash dividends totaling ¥23,853 million, at ¥130 per share. Kyocera Corporation received approval at the general meeting of shareholders held on June 27, 2012 for the payment of year-end dividends totaling ¥11,007 million, or ¥60 per share, on June 28, 2012 to all shareholders of record on March 31, 2012.

As described in Note 2 to the Consolidated Financial Statements, Kyocera acquired several businesses. In fiscal 2012, these acquisition costs, net of cash acquired were ¥35,454 million, and all acquisitions were funded by using cash at hand.

At March 31, 2012, Kyocera’s working capital totaled ¥843,555 million, an increase of ¥14,669 million, or 1.8%, compared with ¥828,886 million at March 31, 2011. Our working capital requirements, capital expenditures, debt repayments and other obligations were funded by using cash at hand.

Kyocera believes cash at hand will be sufficient to fund all cash requirements outlined above at least during fiscal 2013. Consequently, Kyocera does not currently intend to use any other external financing sources that might affect its credit agency ratings. If cash generated by operations are insufficient for funding purposes, Kyocera retains other financing options, including external sources, such as short-term borrowings or long-term debts, as well as financing directly in the capital markets through issuances of debt or equity securities. As evidenced by equity to assets ratio of 73.7% at March 31, 2012, Kyocera maintains a strong financial position, which leads Kyocera to believe that any capital requirements could be secured from external sources at a relatively low cost. Kyocera also maintains good business relationships with several major financial institutions.

Any future significant deterioration in market demand for Kyocera’s products, or a slump in product prices to levels substantially below those projected by Kyocera, could adversely affect Kyocera’s operating results and financial condition, possibly resulting in reduced liquidity.

Cash flows

Fiscal 2012 compared with Fiscal 2011

The following table shows a summary of Kyocera’s cash flows for fiscal 2011 and fiscal 2012:

	Years ended March 31,
	2011	2012
	Amount	Amount
	(Yen in millions)
Cash flows from operating activities	¥119,687	¥109,065
Cash flows from investing activities	(121,364)	(56,051)
Cash flows from financing activities	(26,820)	(50,769)
Effect of exchange rate changes on cash and cash equivalents	(11,158)	(2,428)
Net decrease in cash and cash equivalents	(39,655)	(183)
Cash and cash equivalents at beginning of year	313,126	273,471
Cash and cash equivalents at end of year	273,471	273,288

Net cash provided by operating activities in fiscal 2012 decreased by ¥10,622 million, or 8.9%, to ¥109,065 million from ¥119,687 million in fiscal 2011. This was due mainly to a decrease in net income and a decrease in notes and accounts payable in fiscal 2012. Those were partly offset by decreases in cash outflows related to changes in receivables and inventories.

Net cash used in investing activities for fiscal 2012 decreased by ¥65,313 million, or 53.8%, to ¥56,051 million from ¥121,364 million for fiscal 2011. This was due mainly to increases in proceeds from sales and maturities of available-for-sales and held-to-maturity securities and a decrease in acquisition of time deposits and certificate of deposits which exceeded an increase in acquisitions of businesses.

Net cash used in financing activities for fiscal 2012 increased by ¥23,949 million, or 89.3%, to ¥50,769 million from ¥26,820 million for fiscal 2011. This was due mainly to increases in payments of short-term borrowings and long-term debts.

Decreases in the effect of exchange rate changes on cash and cash equivalents of ¥2,428 million were due mainly to the yen’s appreciation against the Euro and the U.S. dollar between March 31, 2011 and March 31, 2012.

At March 31, 2012, cash and cash equivalents totaled ¥273,288 million. This represented a decrease of ¥183 million, or 0.1%, from ¥273,471 million at March 31, 2011. Most of Kyocera’s cash and cash equivalents were denominated in the yen but certain cash and cash equivalents, mainly in overseas subsidiaries, were denominated in foreign currencies, such as the U.S. dollar.

Fiscal 2011 compared with Fiscal 2010

The following table shows a summary of Kyocera’s cash flows for fiscal 2010 and fiscal 2011:

	Years ended March 31,
	2010	2011
	Amount	Amount
	(Yen in millions)
Cash flows from operating activities	¥137,583	¥119,687
Cash flows from investing activities	(49,318)	(121,364)
Cash flows from financing activities	(38,047)	(26,820)
Effect of exchange rate changes on cash and cash equivalents	(6,339)	(11,158)
Net increase (decrease) in cash and cash equivalents	43,879	(39,655)
Cash and cash equivalents at beginning of year	269,247	313,126
Cash and cash equivalents at end of year	313,126	273,471

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

Assets, Liabilities and Equity

Kyocera’s total assets at March 31, 2012 increased by ¥47,537 million, or 2.4% to ¥1,994,103 million, compared with ¥1,946,566 million at March 31, 2011.

Other short-term investments in debt securities decreased by ¥43,052 million, or 21.3%, to ¥158,765 million, due mainly to withdrawal of time deposits at Kyocera Corporation.

Trade receivables-accounts increased by ¥17,174 million, or 8.2%, to ¥225,578 million, due mainly to an acquisition of the common stock of Optrex Corporation (currently Kyocera Display Corporation).

Inventories increased by ¥37,437 million, or 16.1%, to ¥270,336 million, due mainly to procurement of inventories of rare metals in preparation for future business expansion and to an acquisition of the common stock of Optrex Corporation.

Total property, plant and equipment at cost, net of accumulated depreciation, increased by ¥12,783 million, or 5.2%, to ¥260,537 million. Capital expenditure in fiscal 2012 was ¥66,408 million, and depreciation was ¥62,374 million.

Goodwill increased by ¥24,338 million, or 37.6%, to ¥89,039 million, and intangible assets increased by ¥7,493 million, or 17.8%, to ¥49,653 million, due mainly to the acquisition of the common stock of Optrex Corporation and Kyocera Unimerco A/S.

Other assets decreased by ¥10,177 million, or 14.8%, to ¥58,394 million, due mainly to the weak performance of benefit plan assets affected by instabilities of financial markets and an increase in projected benefit obligations resulting from a change in discount rates applied to actuarial calculation.

Kyocera’s total liabilities at March 31, 2012 decreased by ¥3,345 million, or 0.7%, to ¥459,862 million, compared with ¥463,207 million at March 31, 2011.

Short-term borrowings decreased by ¥3,790 million, or 48.3%, to ¥4,062 million, due mainly to a repayment of debt.

Accrued income taxes decreased by ¥4,573 million, or 25.3%, to ¥13,496 million, due mainly to decreases of taxable income.

Total equity at March 31, 2012 increased by ¥50,882 million, or 3.4%, to ¥1,534,241 million, compared with ¥1,483,359 million at March 31, 2011.

Retained earnings at March 31, 2012 increased by ¥55,504 million, or 4.4%, due to a net income for fiscal 2012 of ¥79,357 million offset by cash dividend payments of ¥23,853 million.

Accumulated other comprehensive income decreased by ¥6,006 million, to a loss of ¥(81,639) million. Net unrealized gains on securities increased by ¥8,500 million, or 26.4%, due mainly to increases in market values of the shares of KDDI Corporation and other equity securities at March 31, 2012 compared with March 31, 2011.

Foreign currency translation adjustments decreased by ¥5,709 million to a loss of ¥(110,014) million, due mainly to the appreciation of the yen against the U.S. dollar.

Pension adjustment decreased by ¥8,756 million to a loss of ¥(12,290) million. Unamortized actuarial losses increased due mainly to the weak performance of benefit plan assets affected by instabilities of financial markets and an increase in projected benefit obligations resulting from a decrease in discount rates applied to actuarial calculation.

Kyocera Corporation shareholders’ equity ratio at March 31, 2012 was 73.7%, increased by 0.7 percentage points compared with 73.0% at March 31, 2011.

Noncontrolling interests in subsidiaries, principally AVX Corporation, increased by ¥1,640 million, or 2.6%, to ¥64,736 million, compared with ¥63,096 million at March  31, 2011.

C. Research and Development, Patents and Licenses, etc.

Kyocera seeks to create new technologies, products and markets by integrating group-wide management resources and thereby generate businesses that will become core to the group in the future. In particular, we are focusing on R&D in the information and communications market and the environment and energy market that have high-growth potential in the future.

An outline of R&D activities in each reporting segment follows.

(1) Fine Ceramic Parts Group

In this reporting segment, we are working to develop new products in a wide range of industrial fields by leveraging fine ceramics materials technology, processing technology and design technology that we have accumulated since our earliest days. In particular, we are focusing on the development of larger-size sapphire substrates for LEDs and next generation semiconductor fabrication equipment parts, where future growth in demand is forecast.

In the automotive market, efforts are being undertaken for safety related products with the development of camera modules for rearview detection and for preventing crack-up accidents, an area where global demand growth is forecast due in part to new legislation concerning safety regulations in the United States. In line with stricter regulations concerning reduction of carbon dioxide and exhaust gas, we are also concentrating development on ceramic parts that contribute to enhanced fuel efficiency in diesel engines.

(2) Semiconductor Parts Group

In the digital consumer equipment market, needs are continuing to further grow for products such as smartphones that are more multifunctional, smaller and thinner, and in line with this, miniaturization of electronic components and refinement of semiconductors is expected. In response to these market trends, Kyocera is promoting the development of high-strength, high-rigidity ultra-small and thin ceramic packages that employ micro wiring as well as fine-pitch organic packages.

In the information and communications network market, Kyocera anticipates the creation of faster, larger-capacity infrastructure and greater sophistication worldwide. We are focusing on the development of ceramic packages for optical communications that are capable of higher frequency, and of highly precise flip-chip organic packages. In addition, Kyocera is also focusing on the development of new module substrates and module mounting technologies.

(3) Applied Ceramic Products Group

In the solar energy business, we are working to further improve conversion efficiency of solar cells, increase module size and reduce costs to enhance the performance of multicrystalline silicon solar cells and strengthen cost competitiveness. We are also pushing forward with the development of thin-film solar cells with the aim of expanding our range of products that meet various applications and needs.

In addition, we are strengthening development of home energy management systems for the efficient use of energy by combing solar generating systems and storage systems.

In the cutting tool business, we are working on the development of alternative materials to reduce consumption of rare metals used as raw materials, and of high-quality, high-precision products suitable for forming complex shapes.

(4) Electronic Device Group

Kyocera is developing various components and devices, including small, thin ceramic capacitors and modules, crystal related products, and fine-pitch, low-profile connectors for use in digital consumer equipment such as smartphones and tablet PCs, which are getting more multifunctional and smaller. Additionally, we are developing high-voltage, high-capacity ceramic capacitors for the audio-visual market such as LCD panels, and high-voltage ceramic capacitors for the industrial equipment market.

We are also focusing on the development of TFT color LCDs with high luminance, high contrast and wide viewing angles for the industrial equipment market and automotive market. In addition, we are strengthening development of touch panels, where demand growth is forecast in various domains, and of items such as inkjet printheads capable of high-speed, high-resolution printing.

(5) Telecommunications Equipment Group

Kyocera is concentrating on the development of smartphones based on the Android operating system. We are also expanding our line-up of products with slim design and waterproofing technology amassed in-house, and developing high-value-added terminals that leverage our unique component technology.

In addition, Kyocera is strengthening the development of terminals capable of high-speed, high capacity telecommunications services for the next-generation high-speed wireless communications market such as Long Term Evolution (LTE), and is working toward product launch.

(6) Information Equipment Group

Kyocera developing printers based on the “ECOSYS” concept, and multifunctional peripherals based on the “TASKalfa” brand which realizes longer engine life, reduced running costs and minimal waste by employing an amorphous silicon photoreceptor drum with excellent abrasion resistance. We are also developing optimum products and services for specific users by strengthening our solutions business with the aim of expanding document management services, an area of growing demand. In emerging markets, where high growth is forecast, we are working to expand our line-up of ultra-low-priced products fitted with only the basic necessary functions.

(7) Others

Kyocera Communication Systems Co., Ltd. is developing systems related to cloud computing and information security systems, the popularity of which has skyrocketed. We are also conducting R&D toward the practical application of broadcasting services for information terminals through the convergence of radio waves for broadcasting and IP communications (packets).

Kyocera Chemical Corporation is developing environmentally friendly halogen-free sheet-type resin as well as epoxy material for semiconductor encapsulation and high thermal adhesive conductive paste for electronic components, which are suitable for compression and molding.

Kyocera is also working to develop advanced ceramic cell stacks for residential-use Solid Oxide Fuel Cells (SOFCs) that contribute to improve the power generation efficiency.

R&D expenses by reporting segment are as follows.

	Years ended March 31,			Increase (Decrease)
	2010	2011	2012
	Amount	Amount	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥2,594	¥2,363	¥2,943	24.5
Semiconductor Parts Group	3,126	3,026	2,551	(15.7)
Applied Ceramic Products Group	4,947	5,794	5,010	(13.5)
Electronic Device Group	8,444	5,742	5,852	1.9

Total Components Business	19,111	16,925	16,356	(3.4)
Telecommunications Equipment Group	8,853	8,310	4,431	(46.7)
Information Equipment Group	17,400	18,369	17,813	(3.0)

Total Equipment Business	26,253	26,679	22,244	(16.6)
Others	4,547	5,870	6,959	18.6

R&D expenses	¥49,911	¥49,474	¥45,559	(7.9)

% to net sales	4.6%	3.9%	3.8%

We have a variety of patents in Japan and other countries, and we hold licenses for the use of patents from others. Details are set forth in “Patents and Licenses” included in Item 4.B “Business Overview” in this annual report on Form 20-F.

D. Trend Information

In fiscal 2012, inventory adjustments for components used in digital consumer equipment were prolonged due to sluggish growth in such items as mobile phone handsets, personal computers and flat-screen TVs and to declined production activities at equipment makers caused by the Great East Japan Earthquake and flooding in Thailand.

In fiscal 2013, we expect recovery in production activities for digital consumer equipment as the impact of the Thailand floods dissipates. In particular, we project component demand to increase in the mobile phone handset market as the number of smartphones continues to increase. With an increase in sales of smartphones and enhanced sophistication in these products, the number of components used in each handset will increase.

In the environment and energy market, which is expected to continue expanding going forward, we forecast demand for energy-creating and energy-saving products to rise.

In the solar power generation system market, despite projected weak demand in Europe, demand is forecast to increase for industrial application in Japan in line with the enforcement of the Renewable Energy Law planned to be introduced in July 2012. Kyocera also expects growth in energy-saving LED lighting and demand for the Home Energy Management System (HEMS), which combines solar power generating systems with battery storage units, mainly in Japan, as well as rising demand for residential-use fuel systems.

E. Off-Balance Sheet Arrangements

Refer to Note 14 in the Consolidated Financial Statements included in this annual report on Form 20-F.

As a part of our ongoing business, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F. Tabular Disclosure of Contractual Obligations

The following table provides information about Kyocera’s contractual obligations and other commercial commitments that will affect Kyocera’s liquidity for the next several years, as of March 31, 2012. Kyocera anticipates that the funds required to fulfill these debt obligations and commitments will be cash at hand.

Contractual obligations	Less than 1 year	2-3 years	4-5 years	Thereafter	Total
	(Yen in millions)
Short-term borrowings	¥4,062	¥—	¥—	¥—	¥4,062
Interest payments for short-term borrowings*	63	—	—	—	63
Long-term debt (including due within one year)	10,610	14,773	5,043	1,381	31,807
Interest payments for long-term debt*	1,289	1,274	263	87	2,913
Supply agreement material used in operation	18,335	45,890	51,894	86,996	203,115
Operating leases	4,931	5,646	2,365	1,023	13,965
Obligations for the acquisition or construction of property, plant and equipment	9,517	118	—	—	9,635

Total contractual obligations	¥48,807	¥67,701	¥59,565	¥89,487	¥265,560

*	For Kyocera’s variable interest rate of borrowings and debt, Kyocera utilized the rates in effect as of March 31, 2012 when estimating schedule of interest payments.

In addition to contractual obligations shown in the above tables, Kyocera forecasts to contribute ¥10,580 million to its defined benefit pension plans in fiscal 2013. Kyocera recorded liabilities of ¥3,050 million for gross unrecognized tax benefits in accordance with FASB’s ASC 740, “Income Taxes” at March 31, 2012, which are not included in the above table because we are unable to make reasonable estimates of the period of settlements. For detailed information, see Note 16 to the Consolidated Financial Statements in this annual report on Form 20-F.

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

The following table shows Kyocera’s Directors and Corporate Auditors as of June 27, 2012.

Name	Date of Birth	Position	Since	Term
Makoto Kawamura	August 13, 1949	Representative Director and Chairman	2005 (Chairman 2009)	*1
Tetsuo Kuba	February 2, 1954	Representative Director and President	2008 (President 2009)	*1
Tatsumi Maeda	January 1, 1953	Representative Director and Vice President	2008	*1
Katsumi Komaguchi	March 5, 1951	Director	2009	*1
Yasuyuki Yamamoto	April 2, 1951	Director	2009	*1
Goro Yamaguchi	January 21, 1956	Director	2009	*1
Ken Ishii	October 6, 1953	Director	2012	*2
Shoichi Aoki	September 19, 1959	Director	2009	*1
Tsutomu Yamori	September 25, 1949	Director	2010	*1
Yoshihito Ohta	June 26, 1954	Director	2010	*1
John S. Gilbertson	December 4, 1943	Director	1995	*1
John S. Rigby	May 13, 1955	Director	2012	*2
Yoshihiro Kano	April 5, 1953	Full-time Corporate Auditor	2011	*3
Yoshihiko Nishikawa	September 11, 1945	Full-time Corporate Auditor	2005	*4
Osamu Nishieda	January 10, 1943	Corporate Auditor	1993	*5
Yoshinari Hara	April 3, 1943	Corporate Auditor	2009	*4
Yoshinori Yasuda	November 24, 1946	Corporate Auditor	2012	*5
Nichimu Inada	November 24, 1940	Corporate Auditor	2012	*5

*1	The term of office of a Director is two years after his election at the close of the ordinary general meeting of shareholders held on June 28, 2011.
*2	The term of office of a Director is one year after his election at the close of the ordinary general meeting of shareholders held on June 27, 2012.
*3	The term of office of a Corporate Auditor is four years after his election at the close of the ordinary general meeting of shareholders held on June 28, 2011.
*4	The term of office of a Corporate Auditor is four years after his election at the close of the ordinary general meeting of shareholders held on June 25, 2009.
*5	The term of office of a Corporate Auditor is four years after his election at the close of the ordinary general meeting of shareholders held on June 27, 2012.

Makoto Kawamura has served as a Representative Director and Chairman of Kyocera Corporation since 2009. He became a Director in 2001 and retired in 2003. He rejoined as a Representative Director and President in 2005. He joined Kyocera Corporation in 1973 and has served as Representative Director and Chairman of Kyocera Document Solutions, Representative Director and Chairman of Kyocera SLC Technologies Corporation, Representative Director and Chairman of Kyocera Realty Development, Representative Director and Chairman of Kyocera Crystal Device Corporation, Representative Director and Chairman of Kyocera Optec Co., Ltd., Representative Director and Chairman of Kyocera Chemical Corporation, Representative Director and Chairman of Kyoto Purple Sanga Co., Ltd. and Representative Director and Chairman of Kyocera Display Corporation.

Tetsuo Kuba has served as a Representative Director and President of Kyocera Corporation since 2009. He became an Executive Officer in 2003, a Managing Executive Officer in 2005, a Senior Managing Executive Officer in 2007 and a Director in 2008. He joined Kyocera Corporation in 1982 and has served as the Chairman of the Board of Directors of Shanghai Kyocera Electronics Co., Ltd., Chairman of the Board of Directors of Dongguan Shilong Kyocera Co., Ltd., Chairman of the Board of Directors of Kyocera Management Consulting Service (Shanghai) Co., Ltd. and Chairman of the Board of Directors of Kyocera (Tianjin) Sales & Trading Corporation.

Tatsumi Maeda has served as a Representative Director and Vice President of Kyocera Corporation since 2009. He became a Director in 2001 and retired in 2003. He became a Managing Executive officer in 2003, a Senior Managing Executive Officer in 2007 and rejoined as a Director in 2008. He joined Kyocera Corporation in 1975 and has served as the Chairman of the Board of Kyocera (Tianjin) Solar Energy Co., Ltd., Representative Director and Chairman of Kyocera Solar Corporation and the General Manager of Corporate R&D Group and Corporate Solar Energy Group.

Katsumi Komaguchi has served as a Director of Kyocera Corporation since 2009. He became an Executive Officer in 2008. He joined Kyocera Corporation in 1986 and has served as a Managing Executive Officer and the Representative Director and President of Kyocera Document Solutions Inc.

Yasuyuki Yamamoto has served as a Director of Kyocera Corporation since 2009. He became an Executive Officer in 2003 and a Senior Executive Officer in 2008. He joined Kyocera Corporation in 1976 and has served as a Managing Executive Officer and the General Manager of Corporate Communication Equipment Group.

Goro Yamaguchi has served as a Director of Kyocera Corporation since 2009. He became an Executive Officer in 2003 and a Senior Executive Officer in 2005. He joined Kyocera Corporation in 1978 and has served as a Managing Executive Officer, the General Manager of Corporate Semiconductor Components Group and the Representative Director and Chairman and President in Kyocera Korea Co., Ltd.

Ken Ishii has served as a Director of Kyocera Corporation since 2012. He became an Executive Officer in 2009 and a Senior Executive Officer in 2011. He joined Kyocera Corporation in 1977 and has served as a Managing Executive Officer, the General Manager of Corporate Cutting Tool Group, and the Representative Director and Chairman and President in Kyocera Precision Tools Korea Co., Ltd.

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

John S. Rigby has served as a Director of Kyocera Corporation since 2012. He became an Executive Officer in 2005. He joined Kyocera International, Inc. in 1981 and has served as Director and President of Kyocera International, Inc.

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

Osamu Nishieda has served as a Corporate Auditor of Kyocera Corporation since 1993. He has served as an In-House Council of Kyocera Corporation.

Yoshinari Hara has served as a Corporate Auditor of Kyocera Corporation since 2009. He has served as Honorary Advisor of Daiwa Securities Group Inc.

Yoshinori Yasuda has served as a Corporate Auditor of Kyocera Corporation since 2012. He has served as Visiting Professor at Reitaku University, Member of the Royal Swedish Academy of Sciences, Senior Fellow at The Tokyo Foundation, Professor Emiritus at International Research Center for Japanese Studies, Professor at Graduate School of Environmental Studies, Tohoku University and Professor Emeritus at Graduate University for Advanced Studies.

Nichimu Inada has served as a Corporate Auditor of Kyocera Corporation since 2012. He has served as Representative Director and President of Family Co., Ltd., Executive Director of The Japan Federation of Medical Devices Associations and Chairman of The Japan Home-Health Apparatus Industrial Association.

Kyocera adopts an “executive officer system,” which aims to establish corporate governance appropriate for a global corporation together with a decision making system responsive to the business environment and to train the next generation of senior executives.

The following table shows Kyocera’s Executive Officers as of June 27, 2012.

Name	Position
Tetsuo Kuba	Executive Officer and President
Tatsumi Maeda	Executive Officer and Vice President (General Manager of Corporate R&D Group and Corporate Solar Energy Group)
Katsumi Komaguchi	Managing Executive Officer (Representative Director and President of Kyocera Document Solutions Inc.)
Yasuyuki Yamamoto	Managing Executive Officer (General Manager of Corporate Communication Equipment Group)
Goro Yamaguchi	Managing Executive Officer (General Manager of Corporate Semiconductor Components Group)
Ken Ishii	Managing Executive Officer (General Manager of Corporate Cutting Tool Group)
Shoichi Aoki	Managing Executive Officer (General Manager of Corporate Financial and Business Systems Administration Group)
Tsutomu Yamori	Managing Executive Officer (General Manager of Corporate General Affairs Human Resources Group)
Yoshihito Ohta	Managing Executive Officer (General Manager of Corporate Office of the Chief Executives)
Nobuo Kitamura	Senior Executive Officer (Deputy General Manager of Corporate Solar Energy Group)
Junzo Katsuki	Senior Executive Officer (Deputy General Manager of Corporate Communication Equipment Group)
Keijiro Minami	Senior Executive Officer (General Manager of Corporate Components and Devices R&D Division, Corporate R&D Group)
Kouji Mae	Executive Officer (Vice Chairman of the board and Representative Director of Kyocera Display Corporation)

Name	Position
Kazuyuki Nada	Executive Officer (Representative Director and President of Kyocera SLC Technologies Corporation)
Yoshiharu Nakamura	Executive Officer (President of Dongguan Shilong Kyocera Co., Ltd.)
Hiroshi Fure	Executive Officer (General Manager of Corporate Automotive Components Group)
Shigeaki Kinori	Executive Officer (Representative Director and President of Kyocera Crystal Device Corporation)
Yoji Date	Executive Officer (Representative Director and President of Kyocera Connector Products Corporation)
Setsuo Sasaki	Executive Officer (Representative Director and President of Kyocera Communication Systems Co., Ltd.)
Tsuyoshi Egami	Executive Officer (General Manager of Corporate Communication Product Development Division, Corporate Communication Equipment Group)
Junichi Jinno	Executive Officer (General Manager of Corporate Legal and Intellectual Property Group)
Toshimi Gejima	Executive Officer (General Manager of R&D Center Kagoshima, Corporate R&D Group)
Yoichi Yamashita	Executive Officer (General Manager of Corporate Production Technology & Development Division, Corporate R&D Group)
Hitoshi Takao	Executive Officer (General Manager of Corporate Thin Film Components Group)
Takafumi Matsuda	Executive Officer (General Manager of Jewelry & Application Products Division)
Masaaki Itoh	Executive Officer (Deputy General Manager of Corporate General Affairs Human Resources Group)
Masaki Iida	Executive Officer (General Manager of Corporate Purchasing Group)
Yuji Goto	Executive Officer (President of Kyocera (Tianjin) Sales & Trading Corporation)
Masaki Kozu	Executive Officer (General Manager of Corporate Education Group)
Tadashi Otsuji	Executive Officer (Deputy General Manager of Corporate Semiconductor Components Group)
Gen Takayasu	Executive Officer (General Manager of Corporate Environment Group)
Kazumasa Umemura	Executive Officer (Deputy General Manager of Corporate Office of the Chief Executives)
Robert E. Whisler	Executive Officer (Director and President of Kyocera America, Inc.)

B. Compensation

The aggregate amount of compensation provided by Kyocera Corporation and its certain subsidiaries in fiscal 2012 to all Directors, Corporate Auditors and Executive Officers of Kyocera Corporation was ¥1,809 million. The compensation is mainly comprised of basic remuneration, bonus, stock option, incentive compensation plan and retirement allowance.

In Japan, regulations require public companies to provide disclosure on an individual basis for each Director or Corporate Auditor who receives aggregate compensation exceeding ¥100 million from the relevant company and its subsidiaries. In accordance with this requirement, we provide disclosure of compensation on an individual basis as follows.

Name	Position	Amounts of compensation by types
		Basic remuneration	Bonus	Stock option	Incentive plan compensation	Others	Total
		(Yen in millions)

John S. Gilbertson	Director of Kyocera Corporation	10	4	—	—	—	¥206

	Director, President and Chief Executive Officer of AVX Corporation	63	5	24	89	11

Notes:

1. AVX Corporation is Kyocera’s consolidated subsidiary in the United States and the determination of compensation is made by AVX’s Compensation Committee pursuant to U.S. regulations and based on its consideration for general and customary levels of compensation in the United States.

2. The compensation provided originally in the U.S. dollar at AVX Corporation was translated into the yen by ¥79 per $1.00, which was the average rate during fiscal 2012.

In addition to the above, Japanese regulations require public companies to disclose details of compensation paid to Directors and Corporate Auditors by the parent company and also to disclose the policy applied in determining such compensation. In accordance with this requirement, we provide disclosure regarding compensation for Directors and Corporate Auditors as follows.

The total amount of compensation paid to Directors and Corporate Auditors, the amounts of compensation by types, and the number of Directors and Corporate Auditors were as follows.

	Total amount of compensation	Amounts of compensation by types		Number of Directors and Corporate Auditors
		Basic remuneration	Bonus
	(Yen in millions)
Director	¥369	¥240	¥129	13

Full-time Corporate Auditor	47	47	—	3

Outside Corporate Auditor	18	18	—	3

Total	¥434	¥305	¥129	19

Note:	Amount of remuneration to Directors does not include salaries for services as employees or Executive Officers for Directors who serve as such.

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

2) Bonuses to Directors

The aggregate amount payable to all Directors shall not exceed 0.2% of net income attributable to shareholders of Kyocera Corporation for the relevant fiscal year, provided that such amount shall in no case exceed ¥300 million annually, and such aggregate amount shall be distributed among the Directors in accordance with their respective levels of contribution to the performance of Kyocera.

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

In accordance with the requirements of the Corporation Act of Japan (the Corporation Act), our Articles of Incorporation provide for not more than six Corporate Auditors. Corporate Auditors are elected at a general meeting of shareholders, and their normal term of office is four years. However, Corporate Auditors may serve any number of consecutive terms. At least half of the Corporate Auditors must be persons who have not been Directors or employees of Kyocera Corporation or its subsidiaries (Outside Corporate Auditors). Corporate Auditors form the Board of Corporate Auditors. Corporate Auditors are under a statutory duty to oversee the administration of our affairs by the Directors, to examine our financial statements and business reports to be submitted by the Board of Directors to the general meetings of shareholders and to report their opinions thereon to the shareholders. They are obliged to attend meetings of the Board of Directors and to express their opinions, but they are not entitled to vote. Corporate Auditors also have a statutory duty to provide their report on the audit report prepared by our independent certified public accountants to the Board of Corporate Auditors, which must submit its audit report to the Board of Directors. The Board of Corporate Auditors will also determine matters relating to the duties of the Corporate Auditors, such as audit policy and methods of investigation of our affairs.

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

D. Employees

The numbers of Kyocera’s employees by reporting segments at March 31, 2012 are as follows:

Fine Ceramic Parts Group	3,010
Semiconductor Parts Group	8,780
Applied Ceramic Products Group	7,938
Electronic Device Group	25,638
Telecommunications Equipment Group	3,888
Information Equipment Group	15,049
Others	5,589
Corporate	1,597

Total	71,489

Kyocera Corporation had 14,773 employees, and their average age and average service years were 39.5 and 15.8 respectively.

The numbers of Kyocera Corporation’s employees by reporting segments at March 31, 2012 are as follows:

Fine Ceramic Parts Group	2,739
Semiconductor Parts Group	3,436
Applied Ceramic Products Group	2,324
Electronic Device Group	2,337
Telecommunications Equipment Group	2,368
Information Equipment Group	—
Others	914
Corporate	655

Total	14,773

Most regular employees of Kyocera Corporation, other than management, are members of the Kyocera Union. Over 90% of Kyocera Corporation’s regular employees are members of this union. The Kyocera Union is only open to Kyocera Corporation employees, not to our Japanese or overseas subsidiaries. The employees at some of our subsidiaries in Japan are unionized. Employees at our Japanese subsidiaries are not otherwise unionized. Employees at some of our foreign subsidiaries are unionized. Our relationship with our employee union groups is generally good. However, no assurance can be given that, in response to changing economic conditions and our actions, labor unrest or strikes will not occur.

E. Share Ownership

Kyocera’s Directors, Corporate Auditors and Executive Officers as of June 27, 2012 owned 402,154 shares of Kyocera Corporation in total (386,627 shares of common stock of Kyocera Corporation and 15,527 ADRs of Kyocera Corporation), or 0.2% of the outstanding shares of Kyocera Corporation at March 31, 2012. The numbers of shares owned by each Directors, Corporate Auditors and Executive Officers are shown in the following table.

Name	Title	Number of Shares
Makoto Kawamura	Representative Director and Chairman	4,213
Tetsuo Kuba	Representative Director and President	6,264
Tatsumi Maeda	Representative Director and Vice President	3,106
Katsumi Komaguchi	Director	3,402
Yasuyuki Yamamoto	Director	3,540
Goro Yamaguchi	Director	7,828
Ken Ishii	Director	1,957
Shoichi Aoki	Director	2,039
Tsutomu Yamori	Director	4,380
Yoshihito Ohta	Director	3,841
John S. Gilbertson	Director	13,201 (ADR)
John S. Rigby	Director	713 (ADR)
Yoshihiro Kano	Full-time Corporate Auditor	2,105
Yoshihiko Nishikawa	Full-time Corporate Auditor	2,370
Osamu Nishieda	Corporate Auditor	306,146
Yoshinari Hara	Corporate Auditor	417
Yoshinori Yasuda	Corporate Auditor	—
Nichimu Inada	Corporate Auditor	525
Nobuo Kitamura	Senior Executive Officer	417
Junzo Katsuki	Senior Executive Officer	1,682
Keijiro Minami	Senior Executive Officer	1,368
Kouji Mae	Executive Officer	5,200
Kazuyuki Nada	Executive Officer	1,264
Yoshiharu Nakamura	Executive Officer	1,850
Hiroshi Fure	Executive Officer	293
Shigeaki Kinori	Executive Officer	1,630
Yoji Date	Executive Officer	2,239
Setsuo Sasaki	Executive Officer	3,101
Tsuyoshi Egami	Executive Officer	149
Junichi Jinno	Executive Officer	187
Toshimi Gejima	Executive Officer	1,824
Yoichi Yamashita	Executive Officer	441
Hitoshi Takao	Executive Officer	1,588
Takafumi Matsuda	Executive Officer	1,577
Masaaki Itoh	Executive Officer	1,045
Masaki Iida	Executive Officer	946
Yuji Goto	Executive Officer	2,113
Masaki Kozu	Executive Officer	2,128
Tadashi Otsuji	Executive Officer	311
Gen Takayasu	Executive Officer	2,630
Kazumasa Umemura	Executive Officer	511
Robert E. Whisler	Executive Officer	1,613 (ADR)

Item 7.    Major Shareholders and Related Party Transactions

A. Major Shareholders

As far as is known to us, Kyocera is not, directly or indirectly, owned or controlled by any other corporation or by the Japanese or any foreign government, and there is no arrangement which may at a subsequent date result in a change in control of Kyocera.

The following table shows the ten largest shareholders of record of Kyocera Corporation at March 31, 2012.

Name	Shares owned	Ownership
	(in thousands)	(%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	12,999	6.79
Japan Trustee Services Bank, Ltd. (Trust Account)	12,814	6.70
Kyocera Corporation	7,865	4.11
The Bank of Kyoto, Ltd.	7,218	3.77
State Street Bank and Trust Company (Standing proxy: The Hong Kong and Shanghai Banking Corporation Limited)	6,847	3.58
Kazuo Inamori	5,606	2.93
Inamori Foundation	4,680	2.45
SSBT OD05 Omnibus Account-Treaty Clients (Standing proxy: The Hong Kong and Shanghai Banking Corporation Limited)	3,753	1.96
KI Enterprise Co., Ltd.	3,550	1.86
JPMorgan Securities Japan Co., Ltd.	3,032	1.58

Total	68,364	35.73

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

In accordance with the Financial Instruments and Exchange Law of Japan mentioned above, on July 22, 2011, Sumitomo Mitsui Trust Holdings, Inc. and its related partners sent a copy of such a report to us, setting forth information regarding shareholders as of July 15, 2011 as shown in the following table. Despite this report, they are not included in the above list of major shareholders because we are not able to confirm the number of shares beneficially owned by them from our shareholders records as of March 31, 2012.

Name	Shares owner	Ownership
	(in thousands)	(%)
The Sumitomo Trust and Banking Co., Ltd.	3,963	2.07
Chuo Mitsui Asset Trust and Banking Company, Limited	3,115	1.63
Chuo Mitsui Asset Management Company, Limited	237	0.12
Nikko Asset Management Co., Ltd.	3,508	1.83

Total	10,823	5.66

On February 6, 2012, Mitsubishi UFJ Financial Group, Inc. and its related partners sent a copy of such a report to us, setting forth information regarding shareholders as of January 30, 2012 as shown in the following table. Despite this report, they are not included in the above list of major shareholders because we are not able to confirm the number of shares beneficially owned by them from our shareholders records as of March 31, 2012.

Name	Shares owner	Ownership
	(in thousands)	(%)
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	2,976	1.56
Mitsubishi UFJ Trust and Banking Corporation	3,666	1.92
Mitsubishi UFJ Asset Management Co., Ltd	2,094	1.09
Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.	1,892	0.99

Total	10,629	5.56

On April 18, 2012, Sumitomo Mitsui Trust Holdings, Inc. and its related partners sent a copy of such a report to us, setting forth information regarding shareholders as of April 13, 2012 as shown in the following table.

Name	Shares owner	Ownership
	(in thousands)	(%)
Sumitomo Mitsui Trust Bank, Limited	7,060	3.69
Sumitomo Mitsui Trust Asset Management Co., Ltd.	458	0.24
Nikko Asset Management Co., Ltd.	3,758	1.96

Total	11,276	5.89

According to Citibank N.A., depositary for Kyocera’s ADSs, as of March 31, 2012, 2,880,306 shares of Kyocera’s common stock were held in the form of ADSs and there were 728 ADS holders of record in the United States. According to Kyocera’s register of shareholders, as of March 31, 2012, there were 65,055 holders of Kyocera’s common stock of record worldwide. As of March 31, 2012, there were 142 record holders of Kyocera’s common stock with addresses in the United States, holding 24,010,911 shares of the outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.

B. Related Party Transactions

Significant Customer

In fiscal 2012, Kyocera’s sales to KDDI Corporation amounted to ¥121,130 million, or 10.2% of consolidated net sales.

KDDI Corporation provides telecommunication services, and Kyocera sells mainly telecommunication equipment to KDDI Corporation. Kyocera Corporation made an equity investment in KDDI Corporation when it was founded, and currently a director of Kyocera Corporation is a director of KDDI Corporation. At March 31, 2012, Kyocera Corporation’s equity interest in KDDI Corporation was 12.76%. Kyocera serves KDDI Corporation as an independent vendor in terms of price determination, remittance condition and product distribution. All of the agreements and ongoing contractual commitments between Kyocera and KDDI Corporation have been made on an arm’s-length basis. Kyocera expects that KDDI Corporation will remain a significant customer in the future.

C. Interests of Experts and Counsel

Not applicable.

Item 8.    Financial Information

A. Consolidated Statements and Other Financial Information

Financial Statements

The information required by this item is set forth beginning on page F-2 of this annual report on Form 20-F.

Dividend Policy

Kyocera believes that the best way to increase corporate value and meet shareholders’ expectations is to improve future consolidated performance on an ongoing basis. Kyocera therefore has adopted a principal guideline for dividend amounts that are within a range based on net income attributable to shareholders of Kyocera Corporation on a consolidated basis, and has set its consolidated dividend policy to maintain a consolidated dividend ratio at a level of approximately 20% to 25% of consolidated net income attributable to shareholders of Kyocera Corporation. In addition, Kyocera determines dividend amounts based on an overall assessment, taking into account various factors including the amount of capital expenditures necessary for medium to long-term corporate growth.

Kyocera also has adopted policies to ensure a sound financial basis, and, for such purpose, it sets aside other general reserves in preparation for the creation of new businesses, cultivation of new markets, development of new technologies and acquisition of outside management resources necessary to achieve sustainable corporate growth.

Kyocera normally pays cash dividends twice per year as an interim and a year-end dividend. Year-end dividends must be approved by shareholders at the ordinary general shareholders’ meeting. In addition to a year-end dividend, Kyocera may pay an interim dividend by resolution of its board of directors and without shareholders approval.

Based on performance during the year ended March 31, 2012 and pursuant to the aforementioned policies, Kyocera distributed a year-end dividend for the year ended March 31, 2012 of ¥60 per share, a ¥10 decrease as compared to the year ended March 31, 2011. When aggregated with the interim dividend in the amount of ¥60 per share, the total annual dividend was ¥120 per share.

We held a board of directors meeting for the interim dividend on October 27, 2011.

B. Significant Changes

Except as disclosed in this annual report on Form 20-F, there have been no significant changes since March 31, 2012.

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

	Tokyo Stock Exchange		New York Stock Exchange
	Price per Share of Common Stock		Price per American Depositary Share*
Years ended March 31,	High	Low	High	Low
2008	¥13,390	¥7,760	$110.01	$73.09
2009	10,940	4,330	100.78	45.41
2010	9,210	6,320	99.99	64.91
2011	9,740	6,440	108.99	79.08
2012	9,040	6,060	111.00	78.15

Most Recent 6 months	High	Low	High	Low
December 2011	¥7,020	¥6,090	$89.93	$78.15
January 2012	6,670	6,060	85.92	78.71
February 2012	7,360	6,450	89.97	84.29
March 2012	7,780	7,000	92.90	86.01
April 2012	8,030	7,100	98.54	87.40
May 2012	7,790	6,380	96.35	81.86

*	The prices of American Depositary Shares are based upon reports by the New York Stock Exchange, with all fractional figures rounded up to the nearest two decimal points.

On June 22, 2012, the closing price of our shares of Common Stock on the Tokyo Stock Exchange was ¥6,790 per share.

The following table shows the information about high and low sales prices for each quarterly period in fiscal 2011 and 2012 in respect of the shares of Common Stock of Kyocera Corporation on the Tokyo Stock Exchange, and the American Depositary Shares on the New York Stock Exchange.

For Voting Securities by Fiscal Quarter

		2011
		1st	2nd	3rd	4th
Common Stock:
Market price per share (A)	—High	¥9,740	¥8,240	¥8,870	¥8,920
	—Low	7,200	6,910	7,950	6,440
Cash dividends paid per share		60	—	60	—

American Depositary Share:
Market price per share (B)	—High	$105.85	$98.50	$106.93	$108.99
	—Low	80.54	79.08	95.27	84.04
Cash dividends paid per share (C)		0.66	—	0.72	—

		2012
		1st	2nd	3rd	4th
Common Stock:
Market price per share (A)	—High	¥9,040	¥8,590	¥7,210	¥7,780
	—Low	8,020	6,280	6,090	6,060
Cash dividends paid per share		70	—	60	—

American Depositary Share:
Market price per share (B)	—High	$111.00	$108.25	$96.10	$92.90
	—Low	97.01	83.00	78.15	78.71
Cash dividends paid per share (C)		0.85	—	0.76	—

(A)	Price on the Tokyo Stock Exchange
(B)	Price on the New York Stock Exchange
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

Objects and Purposes

The objects of Kyocera Corporation are set forth in Article 2 of its Articles of Incorporation, as follows:

(1)	Manufacture and sale of and research on fine ceramics and various kinds of products utilizing fine ceramics;

(2)	Manufacture and sale of and research on single crystal materials and various kinds of products utilizing single crystal materials;

(3)	Manufacture and sale of and research on composite materials;

(4)	Manufacture and sale of and research on specialty plastics;

(5)	Manufacture and sale of and research on measurement instruments for electronics;

(6)	Manufacture and sale of and research on electronic and electric instruments and parts thereof;

(7)	Manufacture and sale of and research on component parts of automobiles;

(8)	Manufacture and sale of and research on precious metals, precious stones and semiprecious stones and various kinds of products utilizing precious metals, precious stones and semiprecious stones;

(9)	Manufacture and sale of and research on accessories and interior and exterior decorations and ornaments;

(10)	Wholesales and retail sale of health foods;

(11)	Manufacture and sale of and research on material and equipment for medical use;

(12)	Manufacture and sale of and research on equipment utilizing solar energy;

(13)	Construction and sale of power plants, and power generation business and management and operation thereof;

(14)	Manufacture and sale of and research on optical machinery and instruments and precision machinery and instruments and parts hereof;

(15)	Manufacture and sale of and research on machinery and equipment for business use and machinery and equipment for industrial use and parts thereof;

(16)	Manufacture and sale of and research on photosensitive materials for photographic use;

(17)	Design, control and contract of construction relating to public works, building, electric equipment and piping construction;

(18)	Sale, purchase, lease, maintenance and brokerage of real estate;

(19)	Lease, maintenance and management of facilities relating to sports, recreation, medical care, hotels and restaurants, and the travel agency business;

(20)	Road freight handling and warehousing;

(21)	Business relating to non-life insurance agency and life insurance canvassing, and general leasing, factoring and finance business;

(22)	Sale and purchase of various kinds of plants and technology related thereto;

(23)	Design and sale of software relating to computers;

(24)	Disposition through sale and the like and acquisition through purchase and the like of patents and other industrial property rights and know-how appertaining to the preceding items and acting as intermediary in such transactions;

(25)	Businesses relating to import and export of any of the foregoing items; and

(26)	All commercial activities relating or incidental to any of the foregoing.

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

The Corporation Act specifically requires a resolution of the Board of Directors for a joint stock corporation, among other things, to acquire or dispose of material assets; to borrow substantial amounts of money; to employ or discharge from employment important employees, such as executive officers; to establish, change or abolish a material corporate organization such as a branch office; or to issue bonds. A resolution of the Board of Directors is also specifically required for the establishment of a control system to ensure adequacy of Kyocera Corporation’s affairs, such as a control system to ensure the exercise of Directors’ duty to comply with laws and regulations and the Articles of Incorporation of Kyocera Corporation. The Regulations of the Board of Directors of Kyocera Corporation require a resolution of the Board of Directors for Kyocera Corporation, among other things, to issue bonds or bonds with stock acquisition rights; to borrow, lend or contribute a significant amount of money; to give a guarantee of a significant amount of debt; or to waive the right to receive a significant amount of money. The Regulations of the Board of Directors of Kyocera Corporation defines a “significant amount” as five billion yen or more with respect to borrowing and one hundred million yen or more with respect to other matters. The Regulations of the Board of Directors of Kyocera Corporation also require a resolution of the Board of Directors to approve any transaction between a Director and Kyocera Corporation; or allocate remuneration and bonuses of Directors as previously determined or approved by the general meeting of shareholders.

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

Under the Book-Entry Law, any transfer of shares is effected through book entry, and title to the shares passes to the transferee at the time when the transferred number of the shares is recorded at the transferee’s account at an account managing institution. The holder of an account at an account management institution is presumed to be the legal owner of the shares held in such account.

Under the Corporation Act of Japan and the Book-Entry Law, in order to assert shareholders’ rights against Kyocera Corporation, a shareholder must have its name and address registered in the register of shareholders of Kyocera Corporation, except in limited circumstances.

Non-resident shareholders are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Each such shareholder must give notice of such standing proxy or mailing address to the relevant account management institution. Such notice will be forwarded to us through JASDEC. Japanese securities companies and commercial banks customarily act as standing proxies and provide related services for standard fees. Notices from us to non-resident shareholders are delivered to such standing proxies or mailing addresses.

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

Notice of a shareholders’ meeting, setting forth the place, time and purpose thereof, must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to the standing proxy or mailing address thereof in Japan) at least two weeks prior to the date set for the meeting. Under the Corporation Act, such notice may be given to shareholders by electronic means, subject to the consent of the relevant shareholders.

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

Transfer agent

Kyocera Corporation’s transfer agent is Mitsubishi UFJ Trust and Banking Corporation. Mitsubishi UFJ Trust and Banking Corporation maintains Kyocera Corporation’s register of shareholders and registers the names and addresses of Kyocera Corporation’s shareholders and other relevant information in Kyocera Corporation’s register of shareholders upon notice thereof from JASDEC, as described in “Record date”.

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

For this purpose, shares to be issued or transferred to these persons upon the exercise of stock acquisition rights are included in determining both the size of the holding and Kyocera Corporation’s total issued voting share capital, with certain exceptions.

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

The closing price of our shares of Common Stock on the Tokyo Stock Exchange on the latest available date is set forth at Price Range of Shares in Item 9. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥7,000 and ¥10,000 per share, as well as the daily price limit if our per share price were to rise to between ¥10,000 and ¥15,000, or fall to between ¥5,000 and ¥7,000. Other daily price limits would apply if our per share price moved to other ranges.

Selected Daily Price Limits

Previous Day’s Closing Price or Special Quote	Maximum Daily Price Movement
Over ¥5,000 Less than ¥7,000	¥1,000
Over ¥7,000 Less than ¥10,000	¥1,500
Over ¥10,000 Less than ¥15,000	¥3,000

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

Japan has income tax treaties, conventions or agreements, which generally provide that the rate of withholding tax may not exceed 15% for portfolio investors, with, among others, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore, Spain and Sweden. Japan’s income tax treaties with Australia, France, the Netherlands, Switzerland and the United Kingdom have been amended to generally reduce the maximum withholding tax rate to 10%. In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Kyocera Corporation to non-residents or non-Japanese corporations is 20%. However, with respect to dividends paid by Kyocera Corporation to any corporate or individual shareholders who are non-residents of Japan or non-Japanese corporations, except for any individual shareholder who holds 3% or more of the outstanding total of the shares issued by Kyocera Corporation, the said 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before December 31, 2013 and (ii) 15% for dividends due and payable on or after January 1, 2014. A special reconstruction surtax (2.1% multiplied by the original applicable tax rate) will be added to the withholding tax rates from and including January 1, 2012 to and including December 31, 2037. Under Japanese tax law, whichever is the lower of the maximum rate provided in the relevant tax treaty, convention or agreement and the Japanese statutory rate will be applicable. Gains derived from the sale outside Japan of the shares or ADSs by a non-resident of Japan or a non-Japanese corporation are in general not subject to Japanese income or corporation taxes. In addition, gains derived from the sale of shares or ADSs within Japan by a non-resident of Japan or non-Japanese corporation not having a permanent establishment in Japan are in general not subject to Japanese income or corporation taxes.

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

United States Taxation

The following discusses the material United States federal income tax consequences of the ownership of shares or ADSs. It only applies to U.S. holders (as defined below) of shares or ADSs who hold their shares or ADSs as capital assets for tax purposes. This section does not address special classes of holders, some of whom may be subject to special rules including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	certain insurance companies,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of our voting stock,

•	a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction,

•	a person that purchases or sells shares or ADSs as part of a wash sale for tax purposes, or

•	a person whose functional currency is not the U.S. dollar.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, we will file annual reports on Form 20-F within four months of our fiscal year-end and other reports and information on Form 6-K with the Securities and Exchange Commission. These reports and other information can be inspected at the public reference room at the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You can also obtain copies of such material by mail from the public reference room of the Securities and Exchange Commission at prescribed fees. You may obtain information on the operation of the Securities and Exchange public reference room by calling the Securities and Exchange Commission in the United States at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a web site at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements to shareholders.

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

Foreign Currency Exchange Risk

Kyocera enters into foreign currency forward contracts to hedge certain existing assets and liabilities denominated in foreign currencies, principally the U.S. dollar and the Euro. All such contracts currently in effect will generally mature within four months. The following tables provide information about Kyocera’s major foreign currency forward contracts existing at March 31, 2012, which include hedge accounting setting forth the contract amounts, fair value, weighted average exchange rates. The contract amounts are generally used to calculate the contractual payments to be exchanged under the contracts.

	(Pay/Receive) (Except average contractual rates)
Forward exchange contracts to sell foreign currencies	Euro/Yen	US$/Yen	Euro/US$
	(Yen in millions)
Contract amounts	¥54,528	¥48,609	¥4,326
Fair value	(2,036)	(1,940)	(78)
Weighted average contractual rates	0.009	0.013	0.765

	(Receive/Pay) (Except average contractual rates)
Forward exchange contracts to purchase foreign currencies	Yen/US$	US$/Yen	CZK/US$
	(Yen in millions)
Contract amounts	¥6,111	¥4,950	¥1,900
Fair value	(208)	(56)	52
Weighted average contractual rates	80.067	0.012	19.055

Note: “CZK” means the lawful currency of the Czech Republic.

Interest Rate Risk

Kyocera may enter into interest rate swaps and other contracts to reduce market risk exposure to changes in interest rates. The tables below provide information about Kyocera’s financial instruments that are sensitive to changes in interest rates.

Long-term debt (including due within one year)	Average pay rate	Expected maturity date						Total	Fair value
		2013	2014	2015	2016	2017	Thereafter
	(Yen in millions)
Loans from banks and others	4.89%	¥10,610	7,884	6,889	3,442	1,601	1,381	¥31,807	¥32,028

Interest rate swaps
Notional principal amounts	Average receive rate	Average pay rate	Expected maturity date						Total	Fair value
			2013	2014	2015	2016	2017	Thereafter
(Variable to Fixed)			(Yen in millions)
¥963	1.32%	4.04%	¥602	53	55	62	62	129	¥963	¥(28)

Equity Price Risk

Kyocera has marketable equity and debt securities that are classified as available-for-sale and are carried in the consolidated balance sheets at fair value. Changes in fair value are recognized as other comprehensive income, net of taxes, as a separate component of shareholders’ equity. Gross unrealized gains on marketable equity securities, which were ¥68,202 million, included ¥57,919 million derived from unrealized gain of KDDI Corporation held by Kyocera. Detailed information appears in Note 3 to the Consolidated Financial Statements included in this annual report on Form 20-F. Kyocera evaluates whether declines in fair value of debt and equity securities are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost and the anticipated recoverability of fair value in the future. Other-than-temporary loss on debt and equity securities with readily determinable fair values for the years ended March 31, 2011 and 2012 amounted to ¥338 million and ¥1,258 million, respectively. At March 31, 2012, Kyocera held the following available-for-sale marketable equity and debt securities.

	March 31, 2012
	Cost	Fair Value
	(Yen in millions)
Due within 1 year	¥3,275	¥3,027
Due after 1 year to 5 years	9,247	8,409
Due after 5 years	1,714	1,708
Equity securities	269,760	337,544

	¥283,996	¥350,688

Item 12.    Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fee Schedule

Kyocera’s ADR program is administered by Citibank, N. A., as depositary.

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

Item 14.    Material Modification to the Rights of Security Holders and Use of Proceeds

None.

Item 15.    Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Kyocera’s management, with the participation of its principal executive and principal financial officers, evaluated the effectiveness of Kyocera’s disclosure controls and procedures (as defined in Rules 13a-15(e) under the U.S. Securities Exchange Act of 1934, as amended) as of March 31, 2012. Based on that evaluation, Kyocera’s principal executive and principal financial officers concluded that the disclosure controls and procedures were effective as of that date.

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

Kyocera’s management, with the participation of its principal executive and principal financial officers, evaluated the effectiveness of Kyocera’s internal control over financial reporting using the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, Kyocera’s management concluded that Kyocera’s internal control over financial reporting was effective as of March 31, 2012. Kyocera’s independent registered public accounting firm, Kyoto Audit Corporation, has audited the effectiveness of Kyocera’s internal control over financial reporting as of March 31, 2012, as stated in their report which appears on page F-1 of this annual report on Form 20-F.

Kyocera’s management has excluded Kyocera Unimerco A/S and its subsidiaries (KUA), which Kyocera acquired on July 11, 2011, and Optrex Corporation (currently Kyocera Display Corporation) and its subsidiaries (Optrex), which Kyocera acquired on February 1, 2012, from its assessment of internal control over financial reporting as of March 31, 2012. Total assets of KUA and Optrex as of March 31, 2012 and their total revenues for the period from the acquisition date through March 31, 2012 represent approximately 4% and 2%, respectively, of the related consolidated financial statement amounts of Kyocera as of and for the year ended March 31, 2012.

Evaluation of Changes in Internal Control over Financial Reporting

Kyocera’s management, with the participation of its principal executive and principal financial officers, also carried out an evaluation of changes in our internal control over financial reporting during the year ended March 31, 2012. Based on that evaluation, there was no change in Kyocera’s internal control over financial reporting that occurred during the year ended March 31, 2012 that materially affected, or is reasonably likely to materially affect, Kyocera’s internal control over financial reporting.

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

Item 16C.    Principal Accountant Fees and Services

Principal Independent Registered Public Accounting Firm Fees

Kyoto Audit Corporation served as our independent registered public accounting firm for fiscal 2011 and fiscal 2012 and audited our Consolidated Financial Statements included in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Kyoto Audit Corporation, a cooperating firm of PricewaterhouseCoopers, and member firms of PricewaterhouseCoopers to Kyocera in fiscal 2011 and fiscal 2012.

	Years ended March 31,
	2011	2012
	(Yen in millions)
Audit Fees(1)	¥1,317	¥1,316
Audit-related Fees(2)	14	9
Tax Fees(3)	241	205
All Other Fees(4)	8	9

Total	¥1,580	¥1,539

(1)	Amounts represent fees for the annual audit of Kyocera for fiscal 2011 and fiscal 2012, reviews of Kyocera’s financial statements for interim periods, other regulatory filings in fiscal 2011 and fiscal 2012 and the statutory audit of internal control over financial reporting for fiscal 2011 and fiscal 2012.
(2)	Amounts in fiscal 2011 primarily represent fees for an advisory service in connection with its adoption of International Financial Reporting Standards, and amounts in fiscal 2012 primarily represent fees for translation support to statutory financial reporting and for an advisory service in connection with its adoption of International Financial Reporting Standards.
(3)	Amounts represent fees for tax services which are mainly international tax compliance performed by the tax department of the independent registered public accounting firm other than financial audit in fiscal 2011 and fiscal 2012.
(4)	All other fees primarily included fees for advisory assurance service of the preparation of Kyocera’s sustainability report in fiscal 2011 and 2012.

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

Item 16E. Purchases	of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth certain information with respect to purchases of our own shares by us and our affiliated purchasers.

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
April 1 to April 30, 2011	185	8,387.56	—	—
May 1 to May 31, 2011	66,361	7,797.74	—	—
June 1 to June 30, 2011	294	8,320.95	—	—
July 1 to July 31, 2011	339	8,268.43	—	—
August 1 to August 31, 2011	299	7,673.17	—	—
September 1 to September 30, 2011	438	6,644.15	—	—
October 1 to October 31, 2011	124	6,551.77	—	—
November 1 to November 30, 2011	95	6,865.78	—	—
December 1 to December 31, 2011	328	6,441.21	—	—
January 1 to January 31, 2012	567	6,242.66	—	—
February 1 to February 29, 2012	282	6,796.38	—	—
March 1 to March 31, 2012	211	7,382.60	—	—

Total	69,523	7,768.11	—	—

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

As of June 27, 2012, Kyocera Corporation had six corporate auditors, of whom three were “outside” corporate auditors.

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

Kyocera Corporation and other large Japanese companies which employ the board of corporate auditors system are required to have at least three corporate auditors. As of June 27, 2012, Kyocera Corporation had six corporate auditors. Each corporate auditor serves a four-year term of office. In contrast, the term of office of each director of Kyocera Corporation is two years.

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

Item 16H.    Mine Safety Disclosure

Not applicable.

PART III

Item 17.    Financial Statements

In lieu of responding to this item, we have responded to Item 18. of this annual report on Form 20-F.

Item 18.    Financial Statements

The information required by this item is set forth beginning on page F-1 of this annual report on Form 20-F.

Item 19.    Exhibits

Exhibit Number	Description
1.1	Articles of Incorporation (English translation)

1.2	Share Handling Regulations of the Registrant (incorporated by reference to the Registrant’s annual report on Form 20-F filed on June 29, 2011)

1.3	Regulations of the Board of Directors of the Registrant (incorporated by reference to the Registrant’s annual report on Form 20-F filed on June 29, 2011)

1.4	Regulations of the Board of Corporate Auditors of the Registrant (incorporated by reference to the Registrant’s annual report on Form 20-F filed on June 30, 2010)

2.1	Amended and Restated Deposit Agreement, dated as of June 29, 1998 among Kyocera Corporation, Citibank N.A. as Depositary and all owners and holders from time to time of American Depositary Receipts, as amended by Amendment No. 1 thereto, dated as of January 5, 1999 (incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 24, 2001), as further amended by Amendment No. 2 thereto, dated as of December 21, 2007, including the form of American Depositary Receipt (incorporated by reference to Post-effective Amendment No.2 to the Registrant’s Registration Statement on Form F-6 field on December 4, 2007 (File No. 333 - 07222))

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of the Registrant’s annual report on Form 20-F)

11.1	Code of Ethics (incorporated by reference to the Registrant’s annual report on Form 20-F filed on July 5, 2007)

12.1	Certification of the principal executive officer of the Registrant required by Rule 13a-14(a)

12.2	Certification of the principal financial officer of the Registrant required by Rule 13a-14(a)

Exhibit Number	Description
13.1	Certification of the principal executive officer of the Registrant required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of the principal financial officer of the Registrant required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Consent of Kyoto Audit Corporation with respect to its report on the audit of the financial statements included in the Registrant’s annual report on Form 20-F

101	Instance Document

101	Schema Document

101	Calculation Linkbase Document

101	Labels Linkbase Document

101	Presentation Linkbase Document

101	Definition Linkbase Document

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Kyocera Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, equity and cash flows present fairly, in all material respects, the financial position of Kyocera Corporation and its subsidiaries (the “Company”) at March 31,2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

As described in Management’s Report on Internal Control over Financial Reporting appearing under Item 15, Kyocera’s management has excluded Kyocera Unimerco A/S and its subsidiaries (“KUA”) which Kyocera acquired on July 11, 2011, and Optrex Corporation (currently Kyocera Display Corporation) and its subsidiaries (“Optrex”), which Kyocera acquired on February 1, 2012, from its assessment of internal control over financial reporting as of March 31, 2012. We have also excluded KUA and Optrex from our audit of internal control over financial reporting. Total assets of KUA and Optrex as of March 31, 2012 and their total revenues for the period from the acquisition date through March 31, 2012 represent approximately 4% and 2%, respectively, of the related consolidated financial statement amounts of the Company as of and for the year ended March 31, 2012.

/s/ Kyoto Audit Corporation

Kyoto, Japan

June 28, 2012

Consolidated Balance Sheets

Kyocera Corporation and Consolidated Subsidiaries

March 31, 2011 and 2012

ASSETS	2011	2012
	(Yen in millions and shares in thousands)
Current assets:
Cash and cash equivalents	¥273,471	¥273,288
Short-term investments in debt and equity securities (Notes 3 and 4)	44,012	47,175
Other short-term investments (Note 3)	201,817	158,765
Trade receivables
Notes (Note 7)	19,536	19,349
Accounts (Notes 7 and 10)	208,404	225,578
Less allowances for doubtful accounts and sales returns (Note 6)	(4,795)	(4,583)

	223,145	240,344
Inventories (Note 5)	232,899	270,336
Advance payments	72,207	68,685
Deferred income taxes (Note 16)	43,035	45,049
Other current assets (Notes 4, 6, 8, 10 and 13)	38,915	40,961

Total current assets	1,129,501	1,144,603

Investments and advances:
Investments in and advances to affiliates and unconsolidated subsidiaries (Notes 6 and 7)	1,219	1,597
Long-term investments in debt and equity securities (Notes 3 and 4)	377,075	372,779
Other long-term investments (Notes 3, 4 and 6)	15,585	17,501

Total investments and advances	393,879	391,877

Property, plant and equipment (Notes 4 and 10):
Land	59,638	60,600
Buildings	288,992	301,911
Machinery and equipment	706,474	719,146
Construction in progress	7,227	17,035
Less accumulated depreciation	(814,577)	(838,155)

Total property, plant and equipment	247,754	260,537

Goodwill (Notes 2 and 9)	64,701	89,039
Intangible assets (Notes 2, 9 and 10)	42,160	49,653
Other assets (Notes 6, 8, 10 and 16)	68,571	58,394

Total assets	¥1,946,566	¥1,994,103

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

March 31, 2011 and 2012

LIABILITIES AND EQUITY	2011	2012
	(Yen in millions and shares in thousands)
Current liabilities:
Short-term borrowings (Note 10)	¥7,852	¥4,062
Current portion of long-term debt (Notes 4 and 10)	10,687	10,610
Trade notes and accounts payable	101,265	102,699
Other notes and accounts payable	61,226	60,993
Accrued payroll and bonus	49,092	49,880
Accrued income taxes	18,069	13,496
Other accrued liabilities (Note 14)	24,337	29,940
Other current liabilities (Notes 4, 13 and 16)	28,087	29,368

Total current liabilities	300,615	301,048

Non-current liabilities:
Long-term debt (Notes 4 and 10)	24,538	21,197
Accrued pension and severance liabilities (Note 11)	28,924	32,441
Deferred income taxes (Note 16)	90,005	90,179
Other non-current liabilities (Note 16)	19,125	14,997

Total non-current liabilities	162,592	158,814

Total liabilities	463,207	459,862

Commitments and contingencies (Note 14)

Kyocera Corporation shareholders’ equity (Note 15):
Common stock:
Authorized 600,000 shares
Issued 191,309 shares	115,703	115,703
Additional paid-in capital	162,336	162,617
Retained earnings	1,268,548	1,324,052
Accumulated other comprehensive income	(75,633)	(81,639)
Common stock in treasury, at cost:
7,796 shares at March 31, 2011 and 7,865 shares at March 31, 2012	(50,691)	(51,228)

Total Kyocera Corporation shareholders’ equity	1,420,263	1,469,505
Noncontrolling interests	63,096	64,736

Total equity	1,483,359	1,534,241

Total liabilities and equity	¥1,946,566	¥1,994,103

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2012

	2010	2011	2012
	(Yen in millions and shares in thousands, except per share amounts)
Net sales (Notes 7 and 13)	¥1,073,805	¥1,266,924	¥1,190,870
Cost of sales (Note 13)	787,970	888,869	870,143

Gross profit	285,835	378,055	320,727

Selling, general and administrative expenses (Notes 2, 4, 7, 14 and 17)	221,975	222,131	223,052

Profit from operations	63,860	155,924	97,675
Other income (expenses):
Interest and dividend income	13,202	12,963	13,966
Interest expense (Note 13)	(2,926)	(2,259)	(2,042)
Foreign currency transaction gains, net (Note 13)	2,830	3,824	4,533
Equity in losses of affiliates and unconsolidated subsidiaries (Notes 4, 7 and 13)	(18,297)	(160)	(36)
Other, net (Notes 3 and 4)	2,129	2,040	797

	(3,062)	16,408	17,218

Income before income taxes	60,798	172,332	114,893

Income taxes (Note 16):
Current	24,445	35,744	34,199
Deferred	(9,080)	6,470	(4,064)

	15,365	42,214	30,135

Net income	45,433	130,118	84,758
Net income attributable to noncontrolling interests	(5,338)	(7,670)	(5,401)

Net income attributable to shareholders of Kyocera Corporation	¥40,095	¥122,448	¥79,357

Earnings per share (Note 19):
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥218.47	¥667.23	¥432.58
Diluted	218.47	667.23	432.58
Cash dividends declared per share:
Per share of common stock	120.00	130.00	120.00
Average number of shares of common stock outstanding:
Basic	183,525	183,517	183,451
Diluted	183,525	183,517	183,451

The accompanying notes are an integral part of these statements.

Consolidated Statements of Equity

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2012

(Number of shares outstanding)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Kyocera Corporation Shareholders’ Equity	Noncontrolling Interests	Equity
			(Note 15)	(Note 15)
	(Yen in millions and shares in thousands)
Balance, March 31, 2009 (183,528)	¥115,703	¥163,151	¥1,150,050	¥(54,673)	¥(50,568)	¥1,323,663	¥59,425	¥1,383,088
Comprehensive income:
Net income			40,095			40,095	5,338	45,433
Change in net unrealized gains on securities—net of taxes (Note 3)				11,847		11,847	112	11,959
Change in net unrealized gains on derivative financial instruments—net of taxes (Note 13)				63		63	11	74
Change in pension adjustments—net of taxes (Note 11)				1,003		1,003	(97)	906
Change in foreign currency translation adjustments—net of taxes				(9,287)		(9,287)	(1,954)	(11,241)

Total comprehensive income						43,721	3,410	47,131

Cash dividends paid to Kyocera Corporation’s shareholders			(22,023)			(22,023)		(22,023)
Cash dividends paid to noncontrolling interests							(1,639)	(1,639)
Purchase of treasury stock (8)					(59)	(59)		(59)
Reissuance of treasury stock (1)		1			3	4		4
Stock option plan of subsidiaries		132				132	54	186

Other		(240)		37		(203)	777	574

Balance, March 31, 2010 (183,521)	115,703	163,044	1,168,122	(51,010)	(50,624)	1,345,235	62,027	1,407,262
Comprehensive income:
Net income			122,448			122,448	7,670	130,118
Change in net unrealized gains on securities—net of taxes (Note 3)				8,767		8,767	96	8,863
Change in net unrealized gains on derivative financial instruments—net of taxes (Note 13)				52		52	11	63
Change in pension adjustments—net of taxes (Note 11)				(4,530)		(4,530)	(89)	(4,619)
Change in foreign currency translation adjustments—net of taxes				(28,861)		(28,861)	(5,062)	(33,923)

Total comprehensive income						97,876	2,626	100,502

Cash dividends paid to Kyocera Corporation’s shareholders			(22,022)			(22,022)		(22,022)
Cash dividends paid to noncontrolling interests							(1,875)	(1,875)
Purchase of treasury stock (8)					(69)	(69)		(69)
Reissuance of treasury stock (0)		0			2	2		2
Stock option plan of subsidiaries		151				151	60	211
Other		(859)		(51)		(910)	258	(652)

Consolidated Statements of Equity—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2012

(Number of shares outstanding)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Kyocera Corporation Shareholders’ Equity	Noncontrolling Interests	Equity
			(Note 15)	(Note 15)
	(Yen in millions and shares in thousands)
Balance, March 31, 2011 (183,513)	115,703	162,336	1,268,548	(75,633)	(50,691)	1,420,263	63,096	1,483,359
Comprehensive income:
Net income			79,357			79,357	5,401	84,758
Change in net unrealized gains on securities—net of taxes (Note 3)				8,502		8,502	18	8,520
Change in net unrealized losses on derivative financial instruments—net of taxes (Note 13)				(41)		(41)	(17)	(58)
Change in pension adjustments—net of taxes (Note 11)				(8,750)		(8,750)	(191)	(8,941)
Change in foreign currency translation adjustments—net of taxes				(5,538)		(5,538)	(891)	(6,429)

Total comprehensive income						73,530	4,320	77,850

Cash dividends paid to Kyocera Corporation’s shareholders			(23,853)			(23,853)		(23,853)
Cash dividends paid to noncontrolling interests							(2,124)	(2,124)
Purchase of treasury stock (69)					(540)	(540)		(540)
Reissuance of treasury stock (0)		0			3	3		3
Stock option plan of subsidiaries		103				103	41	144
Other		178		(179)		(1)	(597)	(598)

Balance, March 31, 2012 (183,444)	¥115,703	¥162,617	¥1,324,052	¥(81,639)	¥(51,228)	¥1,469,505	¥64,736	¥1,534,241

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2012

	2010	2011	2012
	(Yen in millions)
Cash flows from operating activities:
Net income	¥45,433	¥130,118	¥84,758
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	72,829	71,544	73,120
Provision for doubtful accounts and loss on bad debts (Note 7)	9,389	2,039	370
Write-down of inventories	9,207	5,291	11,486
Deferred income taxes (Note 16)	(9,080)	6,470	(4,064)
Equity in losses of affiliates and unconsolidated subsidiaries (Notes 4, 7 and 13)	18,297	160	36
Foreign currency adjustments	1,100	506	(759)
Change in assets and liabilities:
Increase in receivables	(38,823)	(38,043)	(3,803)
(Increase) decrease in inventories	10,416	(69,368)	(39,762)
(Increase) decrease in advance payment	(22,734)	(20,008)	3,507
Increase in other current assets	(174)	(616)	(1,094)
Increase (decrease) in notes and accounts payable	40,400	29,422	(10,092)
Increase (decrease) in accrued income taxes	6,152	2,039	(6,680)
Increase in other current liabilities	4,420	3,033	4,411
Decrease in other non-current liabilities	(5,724)	(2,871)	(5,287)
Other, net	(3,525)	(29)	2,918

Net cash provided by operating activities	137,583	119,687	109,065

Cash flows from investing activities:
Payments for purchases of available-for-sale securities	(27,613)	(11,837)	(18,970)
Payments for purchases of held-to-maturity securities	(59,841)	(67,174)	(74,369)
Payments for purchases of other securities	(4,207)	(5,173)	(149)
Proceeds from sales and maturities of available-for-sale securities	21,483	9,568	29,346
Proceeds from maturities of held-to-maturity securities	38,649	42,534	74,083
Acquisitions of businesses, net of cash acquired (Notes 2 and 20)	(4,715)	(1,581)	(35,454)
Payments for purchases of property, plant and equipment	(36,491)	(65,844)	(67,765)
Payments for purchases of intangible assets	(3,876)	(6,568)	(6,744)
Proceeds from sales of property, plant and equipment, and intangible assets	3,065	491	939
Acquisition of time deposits and certificate of deposits	(356,472)	(303,482)	(258,032)
Withdrawal of time deposits and certificate of deposits	377,958	287,376	299,531
Other, net	2,742	326	1,533

Net cash used in investing activities	(49,318)	(121,364)	(56,051)

Cash flows from financing activities:
Increase (decrease) in short-term debt, net (Note 2)	(6,510)	4,044	(13,615)
Proceeds from issuance of long-term debt	14,707	10,708	10,141
Payments of long-term debt (Note 2)	(20,236)	(15,707)	(19,166)
Dividends paid	(23,537)	(23,654)	(25,874)
Purchase of treasury stock	(59)	(69)	(540)
Reissuance of treasury stock	4	2	3
Other, net	(2,416)	(2,144)	(1,718)

Net cash used in financing activities	(38,047)	(26,820)	(50,769)

Effect of exchange rate changes on cash and cash equivalents	(6,339)	(11,158)	(2,428)

Net increase (decrease) in cash and cash equivalents	43,879	(39,655)	(183)
Cash and cash equivalents at beginning of year	269,247	313,126	273,471

Cash and cash equivalents at end of year	¥313,126	¥273,471	¥273,288

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

Basis of Consolidation and Accounting for Investments in Affiliated Companies:

The consolidated financial statements include the accounts of Kyocera Corporation, its subsidiaries in which Kyocera has a controlling financial interest and a variable interest entity for which Kyocera is the primary beneficiary under the Financial Accounting Standard Board (FASB)’s Accounting Standards Codification (ASC) 810, “Consolidation.” All significant inter-company transactions and accounts are eliminated. Investments in 20% to 50% owned companies and an investment in a variable interest entity, for which Kyocera is not the primary beneficiary but has a significant influence to, are accounted for by the equity method, whereby Kyocera includes in net income its equity in the earnings or losses from these companies.

These variable interest entities do not have material impacts on Kyocera’s consolidated results of operations, financial condition and cash flows.

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

(a) Distributor Stock Rotation Program

Stock rotation is a program whereby distributors are allowed to return for credit qualified inventory, semi-annually, equal to a certain percentage of the previous six months net sales. In accordance with ASC 605-15, an estimated sales allowance for stock rotation is recorded at the time of sale based on a percentage of distributor sales using historical trends, current pricing and volume information, other market specific information and input from sales, marketing and other key management. These procedures require the exercise of significant judgments. Kyocera believes that these procedures enable Kyocera to make reliable estimates of future returns under the stock rotation program. Kyocera’s actual results approximate its estimates. When the products are returned and verified, the distributor is given credit against their accounts receivables.

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

Cash and Cash Equivalents:

Kyocera considers cash, bank deposits and all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents accounted for under ASC 305, “Cash and Cash Equivalents.”

Translation of Foreign Currencies:

Assets and liabilities of consolidated foreign subsidiaries and affiliates accounted for by the equity method are translated into Japanese yen at the exchange rates in effect on the respective balance sheet dates. Operating accounts are translated at the average exchange rates for the respective periods accounted for under ASC 830, “Foreign Currency Matters.” Translation adjustments result from the process of translating foreign currency denominated financial statements into Japanese yen. These translation adjustments, which are not included in the determination of net income, are included in other comprehensive income.

Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect on the respective balance sheet dates, and resulting transaction gains or losses are included in the determination of net income.

Allowances for Doubtful Accounts:

Kyocera maintains allowances for doubtful accounts related to trade notes receivables, trade accounts receivables and finance receivables for estimated losses resulting from customers’ inability to make timely payments, including interest on finance receivables. Kyocera’s estimates are based on various factors, including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of a specific customer’s inability to meet its financial obligations, a specific allowance against these amounts is provided, considering the fair value of assets pledged by the customer as collateral. In addition, when Kyocera determines it is unable to collect receivables, Kyocera directly writes-off these receivables to expenses in the period incurred.

Inventories:

Inventories are accounted for under ASC 330, “Inventory.” Inventories are stated at the lower of cost or market. For finished goods and work in process, cost is mainly determined by the average method. For raw materials and supplies, cost is mainly determined by the first-in, first-out method. Kyocera recognizes estimated write-down of inventories for excess, slow-moving and obsolete inventories.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Securities:

Debt and equity securities are accounted for under ASC 320, “Investments—Debt and Equity Securities.” Securities classified as available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of taxes. Securities classified as held-to-maturity securities are recorded at amortized cost. Non-marketable equity securities are accounted for by the cost method in accordance with ASC 325, “Investments—Other.”

Kyocera evaluates whether the declines in fair value of securities are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost, and the anticipated recoverability in fair value.

Kyocera also reviews its investments accounted for by the equity method for impairment quarterly in accordance with ASC 323, “Investments—Equity Method and Joint Ventures.” Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time during which the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined through the use of various methodologies such as discounted cash flows and comparable valuations of similar companies.

Property, Plant and Equipment and Depreciation:

Property, plant and equipment are accounted for under ASC 360, “Property, Plant, and Equipment.” Kyocera provides for depreciation of buildings, machinery and equipment over their estimated useful lives primarily on the declining balance method. The principal estimated useful lives used for computing depreciation are as follows:

Buildings	2 to 50 years
Machinery and equipment	2 to 20 years

Major renewals and betterments are capitalized as tangible assets and they are depreciated based on estimated useful lives. The costs of minor renewals, maintenance and repairs are charged to expenses in the period incurred. When assets are sold or otherwise disposed of, the gains or losses thereon, computed on the basis of the difference between depreciated costs and proceeds, are credited or charged to income in the year of disposal, and costs and accumulated depreciation are removed from accounts.

Goodwill and Other Intangible Assets:

Goodwill and other intangible assets are accounted for under ASC 350, “Intangibles—Goodwill and Other.” Goodwill and intangible assets with indefinite useful lives, rather than being amortized, are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment. Intangible assets with definite useful lives are amortized straight line over their respective estimated useful lives to their estimated residual values, and reviewed for impairment which are accounted for under ASC 360, “Property, Plant, and Equipment” whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The principal estimated useful lives for intangible assets are as follows:

Software	2 to 10 years
Patent rights	2 to 12 years
Customer relationships	3 to 20 years

Impairment of Long-Lived Assets:

Impairment of long-lived assets which include intangible assets with definite useful lives is accounted for under ASC 360, “Property, Plant, and Equipment.” Kyocera reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

Long-lived assets are considered to be impaired when the expected undiscounted cash flows from the asset group is less than its carrying value. A loss on impairment is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets.

Derivative Financial Instruments:

Derivatives are accounted for under ASC 815, “Derivatives and Hedging.” All derivatives are recorded as either assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives are charged to income. However cash flow hedges may qualify for hedge accounting, if the hedging relationship is expected to be highly effective in achieving offsetting cash flows of hedging instruments and hedged items. Under hedge accounting, changes in the fair value of the effective portion of these cash flow hedge derivatives are deferred in accumulated other comprehensive income and charged to income when the underlying transaction being hedged occurs.

Kyocera designates certain foreign currency forward contracts and interest rate swaps as cash flow hedges. However, changes in fair value of most of the foreign currency forward contracts are recorded in income without applying hedge accounting as it is expected that such changes will be offset by corresponding gains or losses of the underlying hedged assets and liabilities.

Kyocera formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as cash flow hedge to specific assets and liabilities on the balance sheet or forecasted transactions. Kyocera also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. When it is determined that a derivative is not a highly effective hedge or that it has ceased to be a highly effective hedge, Kyocera discontinues hedge accounting prospectively. When a cash flow hedge is discontinued, the net derivative gains or losses remain in accumulated other comprehensive income, unless it is probable that the forecasted transaction will not occur at which point the derivative gains or losses are reclassified into income immediately.

Commitments and Contingencies:

Commitments and contingencies are accounted for under ASC 450, “Contingencies.” Liabilities for loss contingencies are recorded when analysis indicates that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of loss can be estimated, we accrue the most likely amount. In the event that no amount in the range of probable loss is considered most likely, the minimum loss in the range is accrued. Amounts recorded are reviewed periodically and adjusted to reflect additional legal and technical information that becomes available. Legal costs are accrued as incurred.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Stock-Based Compensation:

Costs resulting from share-based payment transactions are accounted for under ASC 718, “Compensation—Stock Compensation,” Kyocera recognizes such costs in the consolidated financial statements by fair value based on measurement method. Under the modified prospective method, Kyocera recognizes compensation costs which include:

(a)	compensation cost for all stock options granted prior to, but not yet vested as of April 1, 2006, and

(b)	compensation cost for all stock options granted or modified subsequent to April 1, 2006.

Net Income Attributable to Shareholders of Kyocera Corporation:

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

Research and Development Expenses and Advertising Expenses:

Research and development expenses, are accounted for under ASC 730, “Research and Development”, are charged to operations as incurred. Advertising expenses, are accounted for under ASC 720-35, “Other Expenses—Advertising Costs”, are charged to operations as incurred.

Use of Estimates:

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. However, actual results could differ from those estimates and assumptions.

Recently Adopted Accounting Standards:

On April 1, 2011, Kyocera adopted the FASB’s Accounting Standards Update (ASU) No. 2009-13, “Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force” which addressed the accounting for multiple-deliverable arrangements to enable vendors to account for products or services separately rather than as a combined unit. This accounting standard addresses how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On April 1, 2011, Kyocera adopted the FASB’s ASU No. 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” This accounting standard modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. As this accounting standard does not actually change how the impairment would be calculated, the adoption of this accounting standard did not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On April 1, 2011, Kyocera adopted the FASB’s ASU No. 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations.” The amendments in this Update require a public entity that enters into

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

business combination(s) to disclose revenue and earnings of the combined entity in the comparative financial statements as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. As this accounting standard is a provision for disclosure, the adoption of this accounting standard did not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On January 1, 2012, Kyocera adopted the FASB’s ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” This accounting standard amends current U.S. GAAP to create more commonality with IFRSs by harmonizing definitions and disclosure requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

Recently Issued Accounting Standards:

In June 2011, the FASB issued ASU No. 2011-05, “Presentation of Comprehensive Income.” In presenting other comprehensive income and its components in financial statement, this accounting standard eliminates the current option which is to present the components of other comprehensive income as part of the statement of equity. This standard also requires reclassifications between other comprehensive income and net income to be disclosed on the face of financial statements.

Furthermore, in December 2011, the FASB issued ASU No. 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.” This accounting standard supersedes certain pending paragraphs in Update No. 2011-05.

These accounting standards will be effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2011. As these accounting standards are a provision for presentation, the adoption of these accounting standards will not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In September 2011, the FASB issued ASU No. 2011-08, “Testing Goodwill for Impairment.” This accounting standard permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. An entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. This accounting standard will be effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. As this accounting standard does not actually change how the impairment would be calculated, the adoption of this accounting standard will not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In December 2011, the FASB issued ASU No. 2011-10, “Derecognition of in Substance Real Estate—a Scope Clarification.” This accounting standard requires the reporting entity to apply the guidance in Subtopic 360-20 to determine whether it should derecognize the in substance real estate when a parent ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s nonrecourse debt. This accounting standard will be effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2012. The adoption of this accounting standard is not expected to have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

In December 2011, the FASB issued ASU No. 2011-11, “Disclosures about Offsetting Assets and Liabilities.” This accounting standard requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. This accounting standard will be effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. As this accounting standard is a provision for disclosure, the adoption of this accounting standard will not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

Reclassifications:

Certain reclassifications and format changes have been made to the consolidated statements of income and the consolidated statements of cash flows for the year ended March 31, 2011 and 2010 to conform to the current presentation.

2. BUSINESS COMBINATION

Business combinations in the year ended March 31, 2012

On July 11, 2011, Kyocera Fineceramics GmbH, a consolidated German subsidiary of Kyocera Corporation, acquired 100% of the outstanding common stock of Unimerco Group A/S, a Denmark-based industrial cutting tool manufacturing and sales company and made it a consolidated subsidiary with the aim of strengthening its cutting tool business. Unimerco Group A/S has changed its name to Kyocera Unimerco A/S on July 21, 2011.

By making Kyocera Unimerco A/S a consolidated subsidiary, Kyocera has added Kyocera Unimerco A/S’s high-quality, high-precision, custom-made solid-type cutting tools for automobile engine processing as well as aviation and wind-power generation markets to its lineup while also expanding its sales network, mainly in Europe. Going forward, Kyocera will strive to further expand its cutting tool business through the pursuit of synergies with Kyocera Unimerco A/S.

The results of operations of the acquired business was included into Kyocera’s consolidated financial statements since the acquisition date. For segment reporting, it is reported in the Applied Ceramic Products Group.

Kyocera has used the acquisition method of accounting to record assets acquired and liabilities assumed in accordance with ASC 805, “Business Combinations.”

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The allocation of fair value to the acquired assets and assumed liabilities in this business combination was completed in the year ended March 31, 2012. The related assets and liabilities were recorded based upon their estimated fair values at the date of acquisition with the excess being allocated to goodwill as shown in the following table. Acquisition-related costs of ¥160 million were included in selling, general and administrative expenses in the consolidated statement of income for the year ended March 31, 2012.

July 11, 2011
(Yen in millions)
Current assets	¥5,400
Intangible assets	7,691
Other non-current assets	4,765

Total assets	17,856

Current liabilities	1,810
Non-current liabilities	4,872

Total liabilities	6,682

Total identified assets and liabilities	11,174

Purchase price (Cash)	22,494

Goodwill	¥11,320

The total amount of goodwill is not expected to be deductible for tax purposes.

The pro forma results are not presented as the amounts were immaterial.

Intangible assets that Kyocera recorded due to this acquisition are summarized as follows:

July 11, 2011
(Yen in millions)
Intangible assets subject to amortization:
Customer relationships	¥3,296
Unpatented technologies	2,735
Trademarks	1,318
Others	342

Total	¥7,691

The weighted average amortization periods for customer relationships, unpatented technology and trademark are 20 years, 20 years and 10 years, respectively.

On February 1, 2012, Kyocera acquired 100% of the common stock of Optrex Corporation, a specialized manufacturer of liquid crystal displays (LCD) and related products, with the aim of strengthening its LCD business, and made it a consolidated subsidiary. Optrex Corporation has changed its name to Kyocera Display Corporation on April 1, 2012.

By making Optrex Corporation a consolidated subsidiary, Kyocera will further enhance the product lines of both its conventional industrial equipment applications and newly acquired automotive applications. Moreover, Optrex Corporation also possesses excellent production technology for touchscreen panels, thus by effectively combining both companies’ product technologies and operating resources including customer bases, Kyocera also expects to further enhance and expand its touchscreen panel business. Going forward, Kyocera will strive to further expand its LCD and touchscreen panel business.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The results of operations of the acquired business was included into Kyocera’s consolidated financial statements since the acquisition date. For segment reporting, it is reported in the Electronic Device Group.

Kyocera has used the acquisition method of accounting to record assets acquired and liabilities assumed in accordance with ASC 805, “Business Combinations.”

The allocation of fair value to the acquired assets and assumed liabilities in this business combination was completed in the year ended March 31, 2012. The related assets and liabilities were recorded based upon their estimated fair values at the date of acquisition with the excess being allocated to goodwill as shown in the following table. Acquisition-related costs of ¥159 million were included in selling, general and administrative expenses in the consolidated statement of income for the year ended March 31, 2012.

February 1, 2012
(Yen in millions)
Cash and cash equivalents	¥1,957
Trade receivables	14,358
Inventories	12,528
Others	1,308

Total current assets	30,151

Property, plant and equipment	6,104
Intangible assets	4,124
Others	397

Total non-current assets	10,625

Total assets	40,776

Short-term borrowings	10,058
Current portion of long-term debt	5,345
Trade notes and accounts payable	15,271
Others	2,800

Total current liabilities	33,474

Non-current liabilities	3,133

Total liabilities	36,607

Total identified assets and liabilities	4,169

Purchase price (Cash)	18,312

Goodwill	¥14,143

The total amount of goodwill is not expected to be deductible for tax purposes.

The short-term borrowings of ¥10,058 million and the current portion of long-term debt of ¥5,345 million were loans from several financial institutions, the repayment of which were completed in the year ended March 31, 2012.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Intangible assets that Kyocera recorded due to this acquisition are summarized as follows:

February 1, 2012
(Yen in millions)
Intangible assets subject to amortization:
Customer relationships	¥3,233
Technologies	417
Others	474

Total	¥4,124

The weighted average amortization periods for customer relationships and technology are 10 years, respectively.

Pro forma information

The following is the pro forma combined results of operations of Kyocera for the years ending March 31, 2011 and 2012 as if above business combination had taken place on April 1, 2010. The pro forma combined results of operations are presented for comparative purposes only and are not necessarily indicative of the results of operations that may occur in the future or that would have occurred had the acquisitions been in effect on the date indicated.

	Years ending March 31,
	2011 (Unaudited)	2012 (Unaudited)
	(Yen in millions except per share amounts)
Pro forma net sales	¥1,340,810	¥1,269,455
Pro forma net income attributable to shareholders of Kyocera Corporation	118,874	78,829
Pro forma net income attributable to shareholders of Kyocera Corporation per share:
Basic	647.75	429.70
Diluted	647.75	429.70

The amounts of revenue and earnings of Optrex Corporation since the acquisition date included in the consolidated income statement for the year ended March 31, 2012 are not presented as the amounts were immaterial.

On August 31, 2011, Kyocera Mita India Pte. Ltd., a subsidiary of Kyocera Mita Corporation, acquired information equipment sales business, related assets and liabilities from Kilburn Office Automation Ltd. to expand its sales channels in India.

On October 1, 2011, Kyocera Mita Canada, Ltd, a subsidiary of Kyocera Mita Corporation, acquired 100% of the common stock of Copicom Inc. to expand its sales channels in Canada.

The results of operations of the acquired businesses were included into Kyocera’s consolidated financial statements since the acquisition date. For reporting segment, they are reported in the Information Equipment Group. The acquisitions did not have material impacts on Kyocera’s consolidated results of operations, financial condition and cash flows.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Business combinations in the year ended March 31, 2011

On June 1, 2010, Kyocera Corporation acquired thin film transistor LCD business of Yasu facility from Sony Mobile Display Corporation. The results of operations of the acquired business was included into Kyocera’s consolidated financial statements since the acquisition date and for segment reporting, it is reported in the Electronic Device Group.

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

On October 29, 2010, Kyocera Mita Corporation acquired 100% of shares of Epson Software Engineering (Philippines), Inc. which is a software developer related to information equipment. The results of operations of the acquired business was included into Kyocera’s consolidated financial statements since the acquisition date and for segment reporting, it is reported in the Information Equipment Group.

These acquisitions did not have material impacts on Kyocera’s consolidated results of operations, financial condition and cash flows.

Business combinations in the year ended March 31, 2010

On July 31, 2009, Kyocera Mita Corporation acquired 100% of the common stock of two distributors of information equipment in Korea and made them consolidated subsidiaries.

On October 1, 2009, Kyocera Mita Canada, Ltd. acquired operations and related assets of Gold Business Machines Ltd. and Gold Business Machines Brandon Ltd. to expand its sales channels in Canada.

On December 1, 2009, Kyocera Mita America, Inc., a subsidiary of Kyocera Mita Corporation, acquired 100% of the common stock of Allister Business Systems, Inc. and made it a consolidated subsidiary to expand its sales channels in the United States of America.

The results of operations of these acquired businesses were included into Kyocera’s consolidated financial statements since the acquisition dates and for segment reporting, they are reported in the Information Equipment Group.

On August 3, 2009, Kyocera Communication System Co., Ltd. acquired 67% of the common stock of Net it works, Inc., a Japanese telecommunication engineering company and made it a consolidated subsidiary. The results of operations of this acquired business was included into Kyocera’s consolidated financial statements since the acquisition date and for segment reporting, it is reported in the Others.

The above acquisitions did not have material impacts on Kyocera’s consolidated results of operations, financial condition and cash flows.

Business combinations of which the allocation of fair value was completed in the year ended March 31, 2010

On November 18, 2008, Kyocera Mita Corporation announced that it submitted a takeover offer to the shareholders of TA Triumph-Adler AG (currently TA Triumph-Adler GmbH, TA), a German based sales

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

company of information equipment, which was accounted for by the equity method, with the aim of expanding mutual businesses. On December 15, 2008, this takeover offer was approved by German Federal Supervisory Authority. During December 16, 2008 to February 2, 2009, a total of 14,184,810 shares of TA were tendered, and Kyocera Mita Corporation acquired them by February 10, 2009. In addition, from December 8, 2008 to March 31, 2009, Kyocera Mita Corporation acquired 21,372,713 shares of TA directly from its shareholders or through the stock market. The total amount of the acquisition cost was ¥8,234 million, which was funded mainly by cash in hand.

As a result of these acquisitions of shares, together with shares which Kyocera Mita Corporation had already secured before the announcement of the takeover offer on November 18, 2008, Kyocera Mita Corporation secured a total shareholding of 94.19% in TA as of March 31, 2009. As the European Commission approved the purchase of shares in TA by Kyocera Mita on January 21, 2009, TA was consolidated by Kyocera from that date.

On October 13, 2010, Kyocera Mita Corporation acquired all of the remaining shares of TA. As a result, TA has become a wholly-owned subsidiary of Kyocera Mita Corporation.

Kyocera has used the purchase method of accounting to record assets acquired and liabilities assumed in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations.”

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

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Intangible assets that Kyocera recorded due to this acquisition are summarized as follows:

January 21, 2009
(Yen in millions)
Intangible assets subject to amortization:
Customer relationships	¥9,885
Others	405

Total	¥10,290

Intangible assets subject not to amortization:
Trademark	¥7,045

Total	¥7,045

The weighted average amortization period for customer relationships is 10 years.

3. INVESTMENTS IN DEBT, EQUITY SECURITIES AND OTHER INVESTMENTS

Available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of tax. Held-to-maturity securities are recorded at amortized cost. Non-marketable equity securities are accounted by the cost method.

Gross unrealized gains on equity securities which derived from a fluctuation in the market value of the shares of KDDI Corporation (KDDI) at March 31, 2011 and 2012 are as follows:

	March 31,
	2011	2012
	(Yen in millions)
Gross unrealized gains on shares of KDDI	¥45,893	¥57,919

Other-than-temporary loss on debt and equity securities for the years ended March 31, 2010, 2011 and 2012 are as follows:

	Years ended March 31,
	2010	2011	2012
	(Yen in millions)
Other-than-temporary loss on debt and equity securities	¥217	¥341	¥1,260

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

(1)	Debt and equity securities with readily determinable fair values

Investments in debt and equity securities at March 31, 2011 and 2012, included in short-term investments in debt and equity securities and in long-term investments in debt and equity securities are summarized as follows:

	March 31,
	2011				2012
	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
	(Yen in millions)
Available-for-sale securities:
Marketable equity securities	¥271,874	¥327,684	¥57,151	¥1,341	¥266,070	¥333,840	¥68,057	¥287
Investment trusts	3,454	3,590	225	89	3,690	3,704	145	131

Total equity securities	275,328	331,274	57,376	1,430	269,760	337,544	68,202	418

Corporate bonds	5,122	4,395	37	764	12,735	11,941	0	794
Hybrid financial instruments	11,976	11,976	—	—	—	—	—	—
Government bonds and public bonds	2,789	2,423	19	385	1,501	1,203	—	298
Other debt securities	563	554	32	41	—	—	—	—

Total debt securities	20,450	19,348	88	1,190	14,236	13,144	0	1,092

Total available-for-sale securities	295,778	350,622	57,464	2,620	283,996	350,688	68,202	1,510

Held-to-maturity securities:
Corporate bonds	51,901	52,035	208	74	54,317	54,325	123	115
Government bonds and public bonds	18,264	18,189	6	81	13,949	13,949	13	13
Others	300	300	0	—	1,000	1,000	0	—

Total held-to-maturity securities	70,465	70,524	214	155	69,266	69,274	136	128

Total	¥366,243	¥421,146	¥57,678	¥2,775	¥353,262	¥419,962	¥68,338	¥1,638

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

At March 31, 2012, the contractual maturities of available-for-sale and held-to-maturity securities are summarized as follows:

	March 31, 2012
	Available-for-Sale		Held-to-Maturity
	Cost*	Aggregate Fair Value	Cost*	Aggregate Fair Value
	(Yen in millions)
Due within 1 year	¥3,275	¥3,027	¥41,736	¥41,678
Due after 1 year to 5 years	9,247	8,409	27,530	27,596
Due after 5 years	1,714	1,708	—	—
Equity securities	269,760	337,544	—	—

	¥283,996	¥350,688	¥69,266	¥69,274

*	Cost represents amortized cost for held-to-maturity securities and acquisition cost for available-for-sale securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

Proceeds from sales of available-for-sale securities and the related gross realized gains and losses for the years ended March 31, 2010, 2011 and 2012 are as follows:

	Years ended March 31,
	2010	2011	2012
	(Yen in millions)
Proceeds from sales of available-for-sale securities	¥11,375	¥8,500	¥16,705
Gross realized gains	746	608	1,196
Gross realized losses	875	445	1,162

For the purpose of computing gains and losses, the cost of those securities is determined by the moving average method.

Kyocera’s available-for-sale securities classified by length of unrealized loss position at March 31, 2011 and 2012 are as follows:

	March 31, 2011
	within 1 year		over 1 year		Total
	Aggregate Fair Value	Gross Unrealized Losses	Aggregate Fair Value	Gross Unrealized Losses	Aggregate Fair Value	Gross Unrealized Losses
	(Yen in millions)
Marketable equity securities	¥7,170	¥1,338	¥7	¥3	¥7,177	¥1,341
Investment trusts	1,125	89	—	—	1,125	89
Corporate bonds	902	76	2,501	688	3,403	764
Government bonds and public bonds	151	14	1,250	371	1,401	385
Other debt securities	10	6	410	35	420	41

Total	¥9,358	¥1,523	¥4,168	¥1,097	¥13,526	¥2,620

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	March 31, 2012
	within 1 year		over 1 year		Total
	Aggregate Fair Value	Gross Unrealized Losses	Aggregate Fair Value	Gross Unrealized Losses	Aggregate Fair Value	Gross Unrealized Losses
	(Yen in millions)
Marketable equity securities	¥2,135	¥287	¥1	¥0	¥2,136	¥287
Investment trusts	2,796	131	—	—	2,796	131
Corporate bonds	8,235	32	3,055	762	11,290	794
Government bonds and public bonds	376	1	827	297	1,203	298
Other debt securities	—	—	—	—	—	—

Total	¥13,542	¥451	¥3,883	¥1,059	¥17,425	¥1,510

At March 31, 2012, Kyocera held available-for-sale securities in unrealized loss positions of ¥1,510 million. Kyocera considered the decline in fair value of marketable equity securities were not other-than-temporary as the extent to which fair value was below the cost was minor and the duration of the decline in fair value was mostly within one year. Kyocera considered the decline in fair value of corporate bonds, government bonds and public bonds, and other debt securities were not other-than-temporary because the decline in fair value was not caused by credit loss and Kyocera would receive the full cost amount.

(2)	Other investments

Kyocera held time deposits and certificates of deposits which were due over three months to original maturity, non-marketable equity securities and long-term loans. Carrying amounts of these investments at March 31, 2011 and 2012, included in other short-term investments and in other long-term investments, are summarized as follows:

	March 31,
	2011	2012
	(Yen in millions)
Time deposits and certificates of deposits (due over 3 months)	¥201,879	¥160,796
Non-marketable equity securities	15,376	15,393
Long-term loans	147	77

Total	¥217,402	¥176,266

4. FAIR VALUE

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three levels of inputs that may be used to measure fair value are as follows:

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

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

(1)	Assets and Liabilities Measured at Fair Value on a Recurring Basis

The fair value of the financial assets that were measured and recorded at fair value on a recurring basis are as follows:

	March 31,
	2011				2012
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Yen in millions)
Current Assets:
Marketable equity securities	¥—	¥—	¥—	¥—	¥25	¥—	¥—	¥25
Investment trusts	—	—	—	—	2,386	—	—	2,386

Total equity securities	—	—	—	—	2,411	—	—	2,411

Corporate bonds	630	12	6	648	2,859	—	—	2,859
Hybrid financial instruments	—	11,976	—	11,976	—	—	—	—
Government bonds and public bonds	—	—	—	—	168	—	—	168
Other debt securities	—	180	30	210	—	—	—	—

Total debt securities	630	12,168	36	12,834	3,027	—	—	3,027

Foreign currency forward contracts	—	331	—	331	—	459	—	459
Currency swaps	—	7	—	7	—	—	—	—

Total derivatives	—	338	—	338	—	459	—	459

Total current assets	630	12,506	36	13,172	5,438	459	—	5,897

Non-Current Assets:
Marketable equity securities	327,684	—	—	327,684	333,815	—	—	333,815
Investment trusts	331	3,259	—	3,590	66	1,252	—	1,318

Total equity securities	328,015	3,259	—	331,274	333,881	1,252	—	335,133

Corporate bonds	3,719	19	9	3,747	9,082	—	—	9,082
Government bonds and public bonds	2,423	—	—	2,423	1,035	—	—	1,035
Other debt securities	—	295	49	344	—	—	—	—

Total debt securities	6,142	314	58	6,514	10,117	—	—	10,117

Total non-current assets	334,157	3,573	58	337,788	343,998	1,252	—	345,250

Total assets	¥334,787	¥16,079	¥94	¥350,960	¥349,436	¥1,711	¥—	¥351,147

Current Liabilities:
Foreign currency forward contracts	¥—	¥3,626	¥—	¥3,626	¥—	¥5,140	¥—	¥5,140
Interest rate swaps	—	20	—	20	—	28	—	28

Total derivatives	—	3,646	—	3,646	—	5,168	—	5,168

Total current liabilities	¥—	¥3,646	¥—	¥3,646	¥—	¥5,168	¥—	¥5,168

The fair value of Level 1 investments is quoted price in an active market with sufficient volume and frequency of transactions.

The fair value of Level 2 investments is other than quoted price included within Level 1 that is observable for the asset or liability, either directly or indirectly through corroboration with observable market data. Kyocera did not recognize any transfers between Levels 1 and 2 for the years ended March 31, 2010, 2011 and 2012.

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

In accordance with the provisions of ASC 815-15 “Embedded Derivatives”, Kyocera elects the fair value option for all hybrid financial instruments. Gains on hybrid financial instruments which were recorded in other, net on the consolidated statements of income for the years ended March 31, 2010, 2011 and 2012 are as follows:

	Years ended March 31,
	2010	2011	2012
	(Yen in millions)
Gains on Hybrid financial instruments	¥254	¥109	¥18

(2)	Assets and Liabilities Measured at Fair Value on a Non-recurring Basis

The following table presents the financial assets and non-financial assets that were measured and recorded at fair value on a non-recurring basis for the year ended March 31, 2010.

	(00,000)	(00,000)	(00,000)	(00,000)	(00,000)
	Balance at March 31, 2010	Level 1	Level 2	Level 3	Total gains (losses) for the year ended March 31, 2010
	(Yen in millions)
Investment in WILLCOM, Inc.	¥—			¥—	¥(19,987)
Property, plant and equipment	400			400	(597)
Non-marketable equity securities	11			11	(26)
Goodwill	—			—	(22)

The following table presents the financial assets and non-financial assets that were measured and recorded at fair value on a non-recurring basis for the year ended March 31, 2011.

	Balance at March 31, 2011	Level 1	Level 2	Level 3	Total gains (losses) for the year ended March 31, 2011
	(Yen in millions)
Property, plant and equipment	¥42			¥42	¥(712)
Non-marketable equity securities	0			0	(3)

The following table presents the financial assets and non-financial assets that were measured and recorded at fair value on a non-recurring basis for the year ended March 31, 2012.

	Balance at March 31, 2012	Level 1	Level 2	Level 3	Total gains (losses) for the year ended March 31, 2012
	(Yen in millions)
Property, plant and equipment	¥116			¥116	¥(241)
Non-marketable equity securities	1			1	(2)

In the year ended March 31, 2010, Kyocera measured the fair value and recognized an other-than-temporary impairment loss of ¥19,987 million on its investment in WILLCOM, Inc., an affiliate company of Kyocera accounted for by the equity method. The impairment loss was included in equity in earnings (losses) of affiliates

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

and unconsolidated subsidiaries in the consolidated statement of income. The fair value of this investment is based on valuation techniques using the best information available, and included market comparables, analysis of financial condition and estimated future cash flow. The investment was classified as a Level 3 asset because unobservable inputs were used to determine the fair value, which included assumptions market participants would use to value this investment due to the absence of quoted market prices.

Certain property, plant and equipment with a carrying amount were written down to their fair value due to events or circumstances that carrying value of the assets was not recoverable, resulting in impairment charge of ¥597 million, ¥712 million and ¥241 million, which were included in selling, general and administrative expenses in the consolidated statements of income for the years ended March 31, 2010, 2011 and 2012, respectively.

Certain non-marketable equity securities with a carrying amount were written down to their fair value due to other-than-temporary impairment, resulting in impairment charge of ¥26 million, ¥3 million and ¥2 million, which were included in other, net in the consolidated statements of income for the years ended March 31, 2010, 2011 and 2012, respectively.

Certain goodwill with a carrying amount was written down to its fair value due to its carrying value exceeding its fair value, resulting in impairment charge of ¥22 million, which was included in selling, general and administrative expenses in the consolidated statements of income for the year ended March 31, 2010.

(3)	Fair Value of Financial Instruments

The fair values of financial instruments and the methods and assumptions used to estimate the fair value are as follows:

	March 31,
	2011		2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Yen in millions)
Assets (a):
Short-term investments in debt and equity securities	¥44,012	¥44,054	¥47,175	¥47,116
Long-term investments in debt and equity securities	377,075	377,092	372,779	372,846
Other long-term investments	15,585	15,585	17,501	17,526

Total	¥436,672	¥436,731	¥437,455	¥437,488

Liabilities (b):
Long-term debt (including due within one year)	¥35,225	¥35,332	¥31,807	¥32,028

Total	¥35,225	¥35,332	¥31,807	¥32,028

(a)	For investments with active markets, fair value is based on quoted market prices. For non-marketable equity securities, it is not practicable to estimate fair value of non-marketable equity securities because of the lack of the market price and difficulty in estimating fair value without incurring excessive cost. In addition, Kyocera did not identify any events or changes in circumstances that may have had a significant adverse effect on these investments. The aggregated carrying amounts of these investments included in the above table at March 31, 2011 and 2012 were ¥15,363 million and ¥15,380 million, respectively. Fair value of held-to-maturity investments in debt securities is mainly classified as Level 1 and Level 2.
(b)	Fair value is estimated by discounting cash flows, using current interest rates for instruments with similar terms and remaining maturities, and classified as Level 2.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Carrying amounts of cash and cash equivalents, other short-term investments, trade notes receivable, trade accounts receivable, short-term borrowings, trade notes and accounts payable, and other notes and accounts payable approximate fair values because of the short maturity of these instruments.

5. INVENTORIES

Inventories at March 31, 2011 and 2012 are as follows:

	March 31,
	2011	2012
	(Yen in millions)
Finished goods	¥111,487	¥117,337
Work in process	47,388	54,700
Raw materials and supplies	74,024	98,299

	¥232,899	¥270,336

6. VALUATION ALLOWANCES

Changes in valuation allowances for the year ended March 31, 2010, 2011, and 2012 are as follows:

Description	Balance at Beginning of Year	Charged to Costs or Expenses	Charged (Credited) to Other Accounts*	Charge-offs	Balance at End of Year
	(Yen in millions)
For the year ended March 31, 2010:
Allowance for doubtful accounts	¥5,532	¥826	¥31	¥(1,848)	¥4,541
Allowance for sales returns	2,155	4,911	(100)	(4,711)	2,255

Total	¥7,687	¥5,737	¥(69)	¥(6,559)	¥6,796

For the year ended March 31, 2011:
Allowance for doubtful accounts	¥4,541	¥1,507	¥(30)	¥(804)	¥5,214
Allowance for sales returns	2,255	5,936	(345)	(5,441)	2,405

Total	¥6,796	¥7,443	¥(375)	¥(6,245)	¥7,619

For the year ended March 31, 2012:
Allowance for doubtful accounts	¥5,214	¥858	¥42	¥(1,163)	¥4,951
Allowance for sales returns	2,405	4,340	(51)	(4,552)	2,142

Total	¥7,619	¥5,198	¥(9)	¥(5,715)	¥7,093

*	Foreign currency translation adjustments and the increase by business combination.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The location of valuation allowances in the consolidated balance sheets at March 31, 2011 and 2012 are as follows:

	March 31, 2011	March 31, 2012
	(Yen in millions)
The location of valuation allowances that are not deducted from the related receivables in the consolidated balance sheets:
Less allowances for doubtful accounts and sales returns	¥4,795	¥4,583

The location of valuation allowances that are deducted from the related receivables in the consolidated balance sheets:
Other current assets	¥619	¥518
Investments in and advances to affiliates and unconsolidated subsidiaries	¥229	¥1
Other long-term investments	¥100	¥43
Other assets	¥1,876	¥1,948

Subtotal	¥2,824	¥2,510

Total	¥7,619	¥7,093

7. INVESTMENTS IN AND ADVANCES TO AFFILIATES

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

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

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

As Kyocera has continued to sell PHS handsets and PHS base stations to WILLCOM, Inc., the implementation of the corporate reorganization plan and WILLCOM, Inc.’s business performance still have a significant effect on Kyocera’s consolidated results of operations, financial condition and cash flows.

Related party transactions with the affiliates, accounted for by the equity method are as follows:

	March 31,
	2011	2012
	(Yen in millions)
Kyocera’s investments in and advances to affiliates	¥671	¥1,184
Kyocera’s trade receivables from affiliates	132	1,048

	Years ended March 31,
	2010	2011	2012
	(Yen in millions)
Kyocera’s equity in earnings of affiliates	¥(18,150)	¥83	¥(279)
Kyocera’s sales to affiliates	18,617	314	661

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

8. LEASE RECEIVABLES

Lease receivables represent capital leases which consist of sales-type leases. Most of the lease receivables are recognized at TA Triumph-Adler GmbH (TA). These receivables typically have terms ranging from one year to seven years. The lease receivables, which are included in other current assets and other assets in the accompanying consolidated balance sheets, are as follows:

	March 31,
	2011	2012
	(Yen in millions)
Total minimum lease payments receivable	¥35,963	¥32,683
Unguaranteed residual values	1,975	1,522
Unearned income	(3,056)	(2,544)
Executory costs	(20)	(21)

	34,862	31,640
Less, allowance for doubtful receivables	(493)	(382)

	34,369	31,258
Less, portion due within one year	(11,739)	(11,307)

Total	¥22,630	¥19,951

A reconciliation of the beginning and ending amounts of allowance for doubtful accounts related to lease receivables are as follows:

	Years ended March 31,
	2010	2011	2012
	(Yen in millions)
Balance at beginning of year	¥541	¥571	¥493
Charged to costs or expenses, or charge-off	53	(44)	(69)
Others*	(23)	(34)	(42)

Balance at end of year	¥571	¥493	¥382

*	Others consist mainly of foreign currency translation adjustments and business acquisitions during the year.

TA estimates allowances for doubtful accounts related to lease receivables at the portfolio level.

The future minimum lease payments to be received under financing leases for future years are as follows:

Years ending March 31,	(Yen in millions)
2013	¥12,419
2014	8,434
2015	6,127
2016	3,856
2017	1,521
2018 and thereafter	326

Total	¥32,683

TA transfers the capital lease receivables to a third party in exchange for cash, however, the transfer of the capital lease receivables did not qualify as a sale for financial reporting purpose because TA has the right to

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

repurchase the receivables. Accordingly, Kyocera has accounted for the cash received as a secured borrowing and it is included in long-term debt. As a result of the transaction, capital lease receivables in the amount of ¥31,719 million and ¥28,086 million as of March 31, 2011 and 2012 have been recorded on the balance sheet, respectively.

9. GOODWILL AND OTHER INTANGIBLE ASSETS

Intangible assets are summarized as follows:

	March 31,
	2011		2012
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(Yen in millions)
Intangible assets subject to amortization:
Software	¥30,409	¥21,696	¥31,493	¥21,906
Patent rights	19,185	15,310	16,818	14,170
Customer relationships	25,726	9,053	31,473	12,214
Other	9,771	6,190	16,281	6,966

Total	¥85,091	¥52,249	¥96,065	¥55,256

	March 31,
	2011	2012
	Gross Carrying Amount	Gross Carrying Amount
	(Yen in millions)
Intangible assets not subject to amortization:
Trademark	¥9,317	¥8,842
Other	1	2

Total	¥9,318	¥8,844

Intangible assets acquired during the year ended March 31, 2012 are as follows:

Year ended March 31, 2012
(Yen in millions)
Intangible assets subject to amortization:
Software	¥4,871
Patent rights	1,067
Customer relationships	6,690
Other	6,960

Total	¥19,588

The weighted average amortization periods for software, patent rights and customer relationships which were acquired during the year ended March 31, 2012 are three years, three years and 15 years, respectively.

Total amortization of intangible assets during the years ended March 31, 2010, 2011 and 2012 amounted to ¥11,888 million, ¥11,410 million and ¥10,387 million, respectively.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The estimated aggregate amortization expenses for intangible assets for the next five years are as follows:

Years ending March 31,	(Yen in millions)
2013	¥9,141
2014	5,675
2015	4,052
2016	3,512
2017	2,897

The changes in the amounts of goodwill by reporting segment in the years ended March 31, 2011 and 2012 are as follows:

	Fine Ceramic Parts Group	Semiconductor Parts Group	Applied Ceramic Products Group	Electronic Device Group	Telecommunications Equipment Group	Information Equipment Group	Others	Total
	(Yen in millions)
Balance at March 31, 2010
Goodwill	¥100	¥1,309	¥8,692	¥28,517	¥18,456	¥14,064	¥4,596	¥75,734
Accumulated impairment losses	—	—	(5,415)	—	—	(22)	(2,695)	(8,132)

	100	1,309	3,277	28,517	18,456	14,042	1,901	67,602
Goodwill acquired during the year	—	—	—	—	—	42	—	42
Impairment of goodwill	—	—	—	—	—	—	—	—
Translation adjustments and reclassification to other accounts	—	(43)	(336)	(1,649)	—	(914)	(1)	(2,943)

Balance at March 31, 2011
Goodwill	100	1,266	8,356	26,868	18,456	13,192	4,595	72,833
Accumulated impairment losses	—	—	(5,415)	—	—	(22)	(2,695)	(8,132)

	100	1,266	2,941	26,868	18,456	13,170	1,900	64,701
Goodwill acquired during the year	—	—	11,320	14,143	—	391	—	25,854
Impairment of goodwill	—	—	—	—	—	—	—	—
Translation adjustments and reclassification to other accounts	—	(4)	(616)	(148)	—	(748)	—	(1,516)

Balance at March 31, 2012
Goodwill	100	1,262	19,060	40,863	18,456	12,835	4,595	97,171
Accumulated impairment losses	—	—	(5,415)	—	—	(22)	(2,695)	(8,132)

	¥100	¥1,262	¥13,645	¥40,863	¥18,456	¥12,813	¥1,900	¥89,039

The goodwill of ¥25,854 million which Kyocera acquired during the year ended March 31, 2012 was mainly based on the acquisition of the common stocks of Optrex Corporation by Kyocera Corporation included in the

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Electronic Device Group and based on the acquisition of the common stocks of Kyocera Unimerco A/S by Kyocera Fineceramics GmbH, a consolidated German subsidiary of Kyocera Corporation, included in Applied Ceramic Products Group.

For detailed information of these acquisitions, see Note 2 to the Consolidated Financial Statements.

As described in Note 1 to the Consolidated Financial Statements, we assess our goodwill for impairment annually as of January 1, and also whenever indicators of impairment exist.

The goodwill impairment test involves a two step process. The first step (“identification of potential impairment”) is a comparison of each reporting unit’s fair value with its carrying amount, including goodwill. If the fair value of any reporting unit exceeds its carrying amount, the goodwill of the reporting unit is considered not impaired. If the carrying amount of any reporting unit exceeds its fair value, the second step shall be performed to measure the amount of impairment loss. The second step (“measurement of impairment loss”) compares the implied fair value of a reporting unit’s goodwill with the carrying amount of the goodwill. The implied fair value of the goodwill is determined in the same manner as the amount of goodwill recognized in a business combination is determined. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of the unit (including any unrecognized intangible assets), and the excess of the fair value of the reporting unit over the amount assigned to its assets and liabilities is the implied fair value of the goodwill. If the carrying amount of a reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an equal amount to that excess. Kyocera concluded that there was no goodwill impairment at any reporting unit as of January 1, 2012.

10. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2011 and 2012 are comprised of the following:

	March 31,
	2011	2012
Average interest rates on loans from banks and others	0.66%	1.56%

	March 31,
	2011	2012
	(Yen in millions)
Secured	¥171	¥132
Unsecured	7,681	3,930

	¥7,852	¥4,062

Long-term debt at March 31, 2011 and 2012 are comprised of the following:

	March 31,
	2011	2012
Range of interest rates on loans from banks and others	0.20%-11.60%	0.20%-11.60%

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	March 31,
	2011	2012
	(Yen in millions)
Secured	¥33,138	¥30,036
Unsecured	2,087	1,771

	35,225	31,807
Less, portion due within one year	(10,687)	(10,610)

	¥24,538	¥21,197

Aggregate maturities of long-term debt at March 31, 2012 are as follows:

Years ending March 31,	(Yen in millions)
2014	¥7,884
2015	6,889
2016	3,442
2017	1,601
2018 and thereafter	1,381

¥21,197

Kyocera’s assets pledged as collateral of property, plant and equipment, net of accumulated depreciation and intangible assets for loans from banks at March 31, 2011 and 2012 are as follows:

	March 31,
	2011	2012
	(Yen in millions)
Trade account receivables	¥—	¥56
Property, plant and equipment, net of accumulated depreciation	1,893	4,556
Intangible assets	1,770	1,650

As described in Note 8 to the Consolidated Financial Statement, since transferring of the capital lease receivables did not qualify as a sale for financial reporting purpose, Kyocera has accounted for the cash received as a secured borrowing. As a result of the transaction, capital lease receivables in the amount of ¥31,719 million and ¥28,086 million as of March 31, 2011 and 2012 have been recorded on the balance sheets, respectively.

11. BENEFIT PLANS

Domestic:

Defined benefit plans

At March 31, 2012, Kyocera Corporation and its major domestic subsidiaries sponsor funded defined benefit pension plans or unfunded retirement and severance plans for their employees. They use a “point system” whereby benefits under the plan are calculated according to (i) accumulated “points” that are earned based on employees’ position, extent of contribution and length of service period during employment, and (ii) conditions at the time of retirement. In addition, employees were provided an option to select how benefit payments will be made. Employees may elect to receive up to 50% of the accumulated points balance as an annuity payment over the employees lifetime with the remainder of the accumulated points being distributed in instalments over a fixed period of up to 20 years.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The funded status of the benefit plans at Kyocera Corporation and its major domestic subsidiaries as of March 31, 2011 and 2012 are as follows:

	March 31,
	2011	2012
	(Yen in millions)
Change in projected benefit obligations:
Projected benefit obligations at beginning of year	¥134,592	¥145,807
Service cost	8,662	9,410
Interest cost	2,637	2,506
Actuarial loss	4,935	5,056
Benefits paid	(5,385)	(5,646)
Business acquisition	366	2,121
Other	—	734

Projected benefit obligations at end of year	145,807	159,988
Change in plan assets:
Fair value of plan assets at beginning of year	143,984	150,226
Actual return on plan assets	2,569	1,557
Employer contribution	9,005	9,147
Benefits paid	(5,332)	(5,585)
Business acquisition	—	818
Other	—	693

Fair value of plan assets at end of year	150,226	156,856

Funded status	¥4,419	¥(3,132)

The business acquisition in the year ended March 31, 2012 was due to the acquisition of the common stocks of Optrex Corporation.

Amounts recognized in the consolidated balance sheets consist of:

	March 31,
	2011	2012
	(Yen in millions)
Prepaid benefit cost	¥13,437	¥7,613
Accrued benefit liability	(9,018)	(10,745)

Net amount recognized	¥4,419	¥(3,132)

Amounts recognized in accumulated other comprehensive income (loss) consist of:

	March 31,
	2011	2012
	(Yen in millions)
Prior service cost	¥37,264	¥32,932
Actuarial loss	(36,737)	(42,454)

Accumulated other comprehensive income	¥527	¥(9,522)

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	March 31,
	2011	2012
	(Yen in millions)
Accumulated benefit obligation at end of year	¥145,311	¥159,465
Pension plans with an accumulated benefit obligation in excess of plan assets at the end of year are as follows:
Projected benefit obligation	¥21,528	¥25,478
Accumulated benefit obligation	21,031	24,956
Fair value of plan assets	12,510	14,733

Net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries in the years ended March 31, 2010, 2011 and 2012, include the following components:

	Years ended March 31,
	2010	2011	2012
	(Yen in millions)
Service cost	¥8,805	¥8,662	¥9,410
Interest cost	2,301	2,637	2,506
Expected return on plan assets	(3,054)	(3,255)	(3,358)
Amortization of prior service cost	(4,327)	(4,329)	(4,329)
Recognized actuarial loss	1,174	772	1,140

Net periodic pension costs	¥4,899	¥4,487	¥5,369

Changes in other comprehensive income (loss) at Kyocera Corporation and its major domestic subsidiaries in the years ended March 31, 2010, 2011 and 2012 mainly consist of the following components:

	Years ended March 31,
	2010	2011	2012
	(Yen in millions)
Prior service cost due to plan amendments	¥—	¥—	¥(3)
Net actuarial gain (loss) incurred during the year	7,502	(5,621)	(6,857)
Amortization of prior service cost	(4,327)	(4,329)	(4,329)
Recognized actuarial loss	1,174	772	1,140

Total	¥4,349	¥(9,178)	¥(10,049)

Prior service cost and actuarial loss expected to be amortized at Kyocera Corporation and its major domestic subsidiaries in the year ending March 31, 2013 are as follows:

Year ending March 31, 2013
(Yen in millions)
Amortization of prior service cost	¥(4,329)
Recognized actuarial loss	1,507

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Assumptions used to determine projected benefit obligations at Kyocera Corporation and its major domestic subsidiaries at March 31, 2011 and 2012 are as follows:

	March 31,
	2011	2012
Discount rate (%)	1.00-1.75	0.75-1.50

Assumptions used to determine net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries for the years ended March 31, 2010, 2011 and 2012 are as follows:

	Years ended March 31,
	2010	2011	2012
Discount rate (%)	1.25-2.00	1.00-2.00	1.00-1.75
Expected long-term rate of return on plan assets (%)	2.00-2.20	2.00-2.20	2.00-2.20

Rate of increase in compensation levels was not used in the calculation of projected benefit obligation and net periodic pension costs for the years ended March 31, 2010, 2011 and 2012 under the “point system.”

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

Plan assets are classified into four major types. Approximately 60% is invested in life insurance company general accounts, approximately 25% is mainly invested in equity securities that are listed on securities exchanges and in debt securities such as governments bonds, approximately 10% is invested in trust funds that invest both long and short in stocks and bonds, and approximately 5% is held in cash and cash equivalents.

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

At March 31, 2012, Kyocera Corporation and its major domestic subsidiaries do not have plans to change substantially their long-term strategy about allocations of plan assets from described above.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Plan assets categories at Kyocera Corporation and its major domestic subsidiaries at March 31, 2011 and 2012 are as follows:

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

	March 31,
	2011				2012
	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)	Total	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)	Total
	(Yen in millions)
Life insurance company general account	¥—	¥87,633	¥—	¥87,633	¥—	¥93,969	¥—	¥93,969
Equity securities:
Domestic	1,774	—	—	1,774	1,789	—	—	1,789
International	7,366	—	—	7,366	7,836	—	—	7,836
Pooled funds(1)	—	11,598	—	11,598	—	12,638	—	12,638
Debt securities:
Corporate bonds	9,512	—	—	9,512	16,081	—	—	16,081
Pooled funds(2)	—	2,830	—	2,830	—	4,541	—	4,541
Other types of investments:
Equity long/short
Domestic(3)	—	2,211	—	2,211	—	783	—	783
International(4)	—	7,455	—	7,455	—	3,680	—	3,680
Debt long/short(5)	—	11,522	—	11,522	—	8,090	—	8,090
Other	—	2,232	1,449	3,681	—	2,146	1,757	3,903
Cash and cash equivalents	4,644	—	—	4,644	3,546	—	—	3,546

Total	¥23,296	¥125,481	¥1,449	¥150,226	¥29,252	¥125,847	¥1,757	¥156,856

(1)	This category includes pooled funds that mainly invest in domestic and international equity securities that are listed on securities exchanges.
(2)	This category includes pooled funds that mainly invest in domestic government bonds and municipal bonds.
(3)	This category includes trust funds that mainly invest both long and short in equity securities that are listed on domestic securities exchanges.
(4)	This category includes trust funds that mainly invest both long and short in equity securities that are listed on international securities exchanges.
(5)	This category includes trust funds that mainly invest both long and short in government bonds.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The following table presents additional information about Level 3 assets measured at fair value on recurring basis for the years ended March 31, 2011 and 2012. Plan assets of Level 3 are invested in multi-strategy hedge funds, which are valued at their net asset values that are provided by the fund manager or general partner of the funds. The net asset values are based on the fair value of the underlying assets owned by the funds, minus its liabilities then divided by the number of units outstanding.

	Years ended March 31,
	2011	2012
	(Yen in millions)
Balance at beginning of year	¥1,568	¥1,449
Actual return on plan assets:
Relating to assets still held at end of year	53	(19)
Relating to assets sold during the year	(11)	(45)
Purchases, sales and settlements	(161)	372

Balance at end of year	¥1,449	¥1,757

Kyocera Corporation and its major domestic subsidiaries forecast to contribute ¥9,578 million to the defined benefit pension plans in the year ending March 31, 2013.

Estimated future benefit payments at Kyocera Corporation and its major domestic subsidiaries are as follows:

Years ending March 31,	(Yen in millions)
2013	¥6,051
2014	6,484
2015	7,006
2016	7,347
2017	7,585
2018 to 2022	49,861

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

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The following table sets forth the funded status of the plans at KII, AVX and TA as of March 31, 2011 and 2012:

	March 31,
	2011	2012
	(Yen in millions)
Change in benefit obligations:
Benefit obligations at beginning of year	¥38,903	¥35,954
Service cost	311	293
Interest cost	1,886	1,764
Plan participants’ contributions	11	10
Actuarial (gain) loss	(298)	3,026
Benefits paid	(2,078)	(1,880)
Foreign exchange adjustment	(2,755)	(1,308)
Other	(26)	(14)

Benefit obligations at end of year	¥35,954	¥37,845

	March 31,
	2011	2012
	(Yen in millions)
Change in plan assets:
Fair value of plan assets at beginning of year	¥16,965	¥18,010
Actual return on plan assets	1,700	787
Employer contribution	1,784	1,082
Plan participants’ contributions	11	10
Benefits paid	(997)	(845)
Foreign exchange adjustment	(1,427)	(279)
Other expenses	(26)	(14)

Fair value of plan assets at end of year	18,010	18,751

Funded status	¥(17,944)	¥(19,094)

Amounts recognized in the consolidated balance sheets consist of:

	March 31,
	2011	2012
	(Yen in millions)
Prepaid benefit cost	¥174	¥—

Accrued benefit liability	(18,118)	(19,094)

Net amount recognized	¥(17,944)	¥(19,094)

Amounts recognized in accumulated other comprehensive income (loss) consist of:

	March 31,
	2011	2012
	(Yen in millions)
Prior service cost	¥(79)	¥(69)
Actuarial loss	(5,639)	(8,893)

Accumulated other comprehensive loss	¥(5,718)	¥(8,962)

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	March 31,
	2011	2012
	(Yen in millions)
Accumulated benefit obligation at end of year	¥35,101	¥36,759

Pension plans with an accumulated benefit obligation in excess of plan assets at the end of year:

	March 31,
	2011	2012
	(Yen in millions)
Projected benefit obligation	¥33,252	¥37,845
Accumulated benefit obligation	32,399	36,759
Fair value of plan assets	15,133	18,751

Net periodic pension costs at KII, AVX and TA in the years ended March 31, 2010, 2011 and 2012 include the following components:

	Years ended March 31,
	2010	2011	2012
	(Yen in millions)
Service cost	¥297	¥311	¥293
Interest cost	2,123	1,886	1,764
Expected return on plan assets	(988)	(1,210)	(1,259)
Amortization of prior service cost	9	9	8
Recognized actuarial loss	283	250	204

Net periodic pension costs	¥1,724	¥1,246	¥1,010

Changes in other comprehensive income (loss) at KII, AVX and TA in the years ended March 31, 2010, 2011 and 2012 mainly consist of the following components:

	Years ended March 31,
	2010	2011	2012
	(Yen in millions)
Net actuarial (loss) gain incurred during the year	¥(2,035)	¥788	¥(3,498)
Amortization of prior service cost	9	9	8
Recognized actuarial loss	283	250	204

Total	¥(1,743)	¥1,047	¥(3,286)

Prior service cost and actuarial loss expected to be amortized at KII, AVX and TA in the year ending March 31, 2013 are as follows:

Year ending March 31, 2013
(Yen in millions)
Amortization of prior service cost	¥9
Recognized actuarial loss	421

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Assumptions used to determine projected benefit obligations of the plans at KII, AVX and TA as of March 31, 2011 and 2012 are as follows:

	March 31,
	2011	2012
Discount rate (%)	5.15-5.75	4.00-5.00
Rate of increase in compensation levels (%)	2.50-4.00	2.50-3.80

Assumptions used to determine net periodic pension costs at KII, AVX and TA in the years ended March 31, 2010, 2011 and 2012 are as follows:

Years ended March 31,
	2010	2011	2012
Discount rate (%)	5.60-7.30	4.80-6.00	5.15-5.75
Rate of increase in compensation levels (%)	2.50-4.00	2.00-4.25	2.50-4.00
Expected long-term rate of return on plan assets (%)	6.50-8.50	6.50-8.50	6.40-7.75

KII and AVX determine their expected long-term rate of return on plan assets based on the consideration of the current expectations for future returns and the historical returns of other plan assets categories in which they invest.

Plan assets

KII’s and AVX’s plan assets categories at March 31, 2011 and 2012 are as follows:

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

	March 31,
	2011				2012
	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)	Total	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)	Total
	(Yen in millions)
Equity securities:
International	¥5,065	¥—	¥—	¥5,065	¥5,071	¥—	¥—	¥5,071
Debt securities:
Government bonds	325	—	—	325	350	—	—	350
Government agency bonds	—	816	—	816	—	842	—	842
Corporate bonds	—	297	—	297	—	340	—	340
Pooled separate accounts *	—	10,960	—	10,960	—	11,614	—	11,614
Other	—	481	—	481	—	477	—	477
Cash and cash equivalents	66	—	—	66	57	—	—	57

Total	¥5,456	¥12,554	¥—	¥18,010	¥5,478	¥13,273	¥—	¥18,751

*	This category includes pooled separate accounts held by AVX that mainly invest in equity securities and debt securities.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

KII’s long-term strategy is for target allocation of 70%-80% equity securities and 20%-30% debt securities for its defined benefit plans. AVX’s long-term strategy is for target allocation of 40% equity and 60% fixed income for its U.S. defined benefit plans and 60% equity and 40% fixed income for its Europe defined benefit plans.

KII and AVX forecast to contribute ¥1,002 million to the defined benefit pension plans in the year ending March 31, 2013.

Estimated future benefit payments of the plans at KII, AVX and TA are as follows:

Years ending March 31,	(Yen in millions)
2013	¥1,981
2014	2,008
2015	2,070
2016	2,114
2017	2,170
2018 to 2022	11,525

(2) Savings plans

KII and AVX maintain retirement savings plans which allow eligible U.S. employees to defer part of their annual compensation.

AVX also maintains non-qualified deferred compensation programs which permit key employees to annually elect to defer a portion of their compensation until retirement. Contributions to the plans are as follow:

	Years ended March 31,
	2010	2011	2012
	(Yen in millions)
Contributions to the plans	¥698	¥632	¥505

12. STOCK OPTION PLANS

AVX has four fixed stock option plans. Under the 1995 stock option plan, as amended, AVX could grant options to employees for the purchase of up to an aggregate of 9,300 thousand shares of common stock. Under the non-employee directors’ stock option plan, as amended, AVX could grant options for the purchase of up to an aggregate of 650 thousand shares of common stock. No awards were made under these two plans after August 1, 2005. Under the 2004 stock option plan, as amended, AVX may grant options to employees for the purchase of up to an aggregate of 10,000 thousand shares of common stock. Under the 2004 non-employee directors’ stock option plan, as amended, AVX may grant options for the purchase of up to an aggregate of 1,000 thousand shares of common stock. Under all stock option plans, the exercise price of each option shall not be less than the market price of AVX’s stock on the date of grant and an option’s maximum term is 10 years. Options granted under the 1995 stock option plan and the 2004 stock option plan vest as to 25% annually and options granted under the non-employee directors’ stock option plan and the 2004 non-employee directors’ stock option plan vest as to one third annually. Requisite service periods related to all of the plans begin on the grant date. As of March 31, 2012, there were 12,303 thousand shares of common stock available for future issuance under all of the plans, consisting of options available to be granted and options currently outstanding.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Activity under the stock option plans is summarized as follows:

	Number of Options (in thousands)	Weighted Average Exercise Price	Weighted Average Contractual Life Remaining (years)	Aggregated Intrinsic Value (Yen in millions)
Outstanding at March 31, 2011	3,955	$14.08
Granted	530	14.54
Exercised	(84)	11.80		¥24
Expired and cancelled	(57)	19.43

Outstanding at March 31, 2012	4,344	$14.12	5.06	¥241

Exercisable at March 31, 2012	3,043	$14.49	3.69	¥167

The total aggregate intrinsic value of options exercised is ¥2 million, ¥149 million and ¥24 million for the years ended March 31, 2010, 2011 and 2012, respectively.

Unvested share activity under stock option plans at March 31, 2012 is summarized as follows:

	Number of Options (in thousands)	Weighted Average Grant-Date Fair Value
Unvested balance at March 31, 2011	1,295	$3.22
Options granted	530	3.03
Options forfeited	(11)	3.01
Options vested	(513)	3.61

Unvested balance at March 31, 2012	1,301	$2.99

The weighted average estimated fair value of options granted at grant date market prices was $2.18, $3.29 and $3.03 per option for the years ended March 31, 2010, 2011 and 2012, respectively. The total aggregate fair value of options vested is ¥256 million, ¥192 million and ¥146 million for the years ended March 31, 2010, 2011 and 2012, respectively.

AVX’s weighted average fair value is estimated at the date of grant using Black Scholes model. AVX estimated volatility by considering AVX’s historical stock volatility. AVX calculated the dividend yield based on historical dividend paid. AVX has estimated forfeitures in determining the weighted average fair value calculation. The forfeiture rate used for the year ended March 31, 2012 was 6.9%. The following are significant weighted average assumptions used for estimating the fair value of options issued under stock option plans:

	Years ended March 31,
	2010	2011	2012
Expected life	5 years	5 years	6 years
Interest rate	2.4%	2.3%	1.8%
Volatility	27%	27%	23%
Expected dividends	1.7%	1.3%	1.5%

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The total unrecognized compensation costs related to unvested awards as of March 31, 2010, 2011 and 2012 are as follows, which are expected to be recognized over the vesting period, approximately four years.

	March 31,
	2010	2011	2012
	(Yen in millions)
Total unrecognized compensation costs related to unvested awards	¥211	¥142	¥95

The following table presents the amounts recorded in AVX’s consolidated financial statements related to grants and exercises of options for the years ended March 31, 2010, 2011 and 2012.

	Years ended March 31,
	2010	2011	2012
	(Yen in millions)
Stock based compensation expense (net of tax benefit)	¥159	¥190	¥93
Tax benefit associated with stock based compensation expense	31	23	50
Cash received from the exercise of options	12	517	79
Excess tax benefit from stock-based payment arrangements	1	44	8

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

Activity under the stock option plan is summarized as follows:

	Number of Options (in thousands)	Weighted Average Exercise Price	Weighted Average Contractual Life Remaining (years)	Aggregated Intrinsic Value (Yen in millions)
Outstanding at March 31, 2011	297	$2.25
Granted	—	—
Exercised	—	—		—
Expired and cancelled	(28)	2.77

Outstanding at March 31, 2012	269	$2.20	2.46	—

Exercisable at March 31, 2012	269	$2.20	2.46	—

Since all options were vested by March 31, 2010, there was no stock based compensation expense for the year ended March 31, 2012. In addition, there were no unrecognized compensation costs related to unvested awards at March 31, 2012. The total aggregate fair value of options vested was ¥1 million for the year ended March 31, 2010.

13. DERIVATIVES AND HEDGING

Kyocera’s activities are exposed to varieties of market risks, including the effects of changes in foreign currency exchange rates, interest rates and stock prices. Approximately 55% of Kyocera’s revenues are generated from overseas customers, which exposes Kyocera to foreign currency exchange rates fluctuations. These financial

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

exposures are monitored and managed by Kyocera as an integral part of its overall risk management program. Kyocera’s risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

Kyocera maintains a foreign currency risk management strategy that uses derivative financial instruments, such as foreign currency forward contracts to minimize the volatility in its cash flows caused by changes in foreign currency exchange rates. Movements in foreign currency exchange rates pose a risk to Kyocera’s operations and competitive position, since exchange rates changes may affect the profitability, cash flows, and business and/or pricing strategies of non Japan-based competitors. These movements affect cross-border transactions that involve, but not limited to, direct export sales made in foreign currencies and raw material purchases incurred in foreign currencies.

Kyocera maintains an interest rate risk management strategy that uses derivative financial instruments, such as interest rate swaps to minimize significant, unanticipated cash flow fluctuations caused by interest rate volatility.

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

Cash Flow Hedges:

Kyocera uses certain foreign currency forward contracts with terms normally lasting for less than four months designated as cash flow hedges to protect against foreign currency exchange rate risks inherent in its forecasted transactions related to purchase commitments and sales. Kyocera also uses interest rate swaps mainly to convert a portion of its variable rates debt to fixed rates debt.

Other Derivatives:

Kyocera’s main direct foreign export sales and some import purchases are denominated in the customers’ and suppliers’ local currencies, principally the U.S. dollar and the Euro. Kyocera purchases foreign currency forward contracts to protect against the adverse effects that exchange rate fluctuations may have on foreign-currency-denominated trade receivables and payables. The gains and losses on both the derivatives and the foreign-currency-denominated trade receivables, payables are recorded as foreign currency transaction gains, net in the consolidated statement of income. Kyocera does not adopt hedge accounting for such derivatives.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The aggregate contractual amounts of derivative financial instruments at March 31, 2011 and 2012 are as follows:

	March 31,
	2011	2012
	(Yen in millions)
Derivatives designated as hedging instruments:
Foreign currency forward contracts	¥13,852	¥12,941
Interest rate swaps	590	963

Total	¥14,442	¥13,904
Derivatives not designated as hedging instruments:
Foreign currency forward contracts	¥144,006	¥130,346
Currency swaps	226	—

Total	¥144,232	¥130,346

Total derivatives	¥158,674	¥144,250

The location and fair value of derivative financial instruments in the consolidated balance sheets at March 31, 2011 and 2012 are as follows:

		March 31,
	Location	2011	2012
		(Yen in millions)
Derivative Assets:
Derivatives designated as hedging instruments:
Foreign currency forward contracts	Other current assets	¥72	¥135

Total		¥72	¥135

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Other current assets	¥259	¥324
Currency swaps	Other current assets	7	—

Total		¥266	¥324

Total derivatives		¥338	¥459

Derivative Liabilities:
Derivatives designated as hedging instruments:
Foreign currency forward contracts	Other current liabilities	¥117	¥256
Interest rate swaps	Other current liabilities	20	28

Total		¥137	¥284

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Other current liabilities	¥3,509	¥4,884

Total		¥3,509	¥4,884

Total derivatives		¥3,646	¥5,168

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The location and amount of derivative financial instruments in the comprehensive income for the years ended March 31, 2010, 2011 and 2012 are as follows:

Derivatives designated as cash flow hedge:

Gains (losses) recognized in other comprehensive income

	Years ended March 31,
	2010	2011	2012
	(Yen in millions)
Foreign currency forward contracts	¥25	¥27	¥(51)
Interest rate swaps	38	25	10

Total	¥63	¥52	¥(41)

Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)

		Years ended March 31,
	Location	2010	2011	2012
		(Yen in millions)
Foreign currency forward contracts	Net sales	¥(2)	¥(102)	¥12
Foreign currency forward contracts	Cost of sales	(139)	259	9
Interest rate swaps	Interest expense	20	20	13
Interest rate swaps	Equity in losses of affiliates and unconsolidated subsidiaries	(36)	—	—

Total		¥(157)	¥177	¥34

Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)

		Years ended March 31,
	Location	2010	2011	2012
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains, net	¥(15)	¥9	¥(14)

Total		¥(15)	¥9	¥(14)

Derivatives not designated as hedging instruments:

Gains (losses) recognized in income

		Years ended March 31,
	Location	2010	2011	2012
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains, net	¥3,219	¥(3,114)	¥(1,310)
Currency swaps	Foreign currency transaction gains, net	1	16	(7)

Total		¥3,220	¥(3,098)	¥(1,317)

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

14. COMMITMENTS AND CONTINGENCIES

As of March 31, 2012, Kyocera had contractual obligations for the acquisition or construction of property, plant and equipment aggregating ¥9,635 million principally due within one year.

Kyocera is a lessee under long-term operating leases primarily for office space and equipment. Rental expenses for operating leases were ¥9,210 million, ¥8,310 million and ¥10,586 million for the years ended March 31, 2010, 2011 and 2012, respectively.

The future minimum lease commitments under non-cancelable operating leases as of March 31, 2012 are as follows:

Years ending March 31,	(Yen in millions)
2013	¥4,931
2014	3,449
2015	2,197
2016	1,390
2017	975
2018 and thereafter	1,023

¥13,965

Kyocera has entered into purchase agreements for a certain portion of an anticipated quantity of materials used in its operations. Under those agreements, during the year ended March 31, 2012, Kyocera purchased ¥16,010 million and is obligated to purchase ¥203,115 million in total by the end of December 2020.

Kyocera guarantees the debt of employees, an investee and an unconsolidated subsidiary. As of March 31, 2012, the total amount of these guarantees was ¥588 million. The financial guarantees are made in the form of commitments and letters of awareness issued to financial institutions and generally obligate Kyocera to make payments in the event of default by the borrowers.

AVX has been identified by the United States Environmental Protection Agency (EPA), state governmental agencies or other private parties as a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) or equivalent state or local laws for clean-up and response costs associated with certain sites at which remediation is required with respect to prior contamination. Because CERCLA has generally been construed to authorize joint and several liability, the EPA could seek to recover all clean-up costs from any one of the PRPs at a site despite the involvement of other PRPs. At certain sites, financially responsible PRPs other than AVX also are, or have been, involved in site investigation and clean-up activities. AVX believes that liability resulting from these sites will be apportioned between AVX and other PRPs.

To resolve its liability at the sites at which AVX has been named a PRP, AVX has entered into various administrative orders and consent decrees with federal and state regulatory agencies governing the timing and nature of investigation and remediation. As is customary, the orders and decrees regarding sites where the PRPs are not themselves implementing the chosen remedy contain provisions allowing the EPA to reopen the agreement and seek additional amounts from settling PRPs in the event that certain contingencies occur, such as the discovery of significant new information about site conditions.

In 1991, in connection with a consent decree, AVX paid ¥8,878 million ($66 million), plus interest, toward the environmental conditions at, and remediation of, New Bedford Harbor in the Commonwealth of Massachusetts

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

(the harbor) in settlement with the United States and the Commonwealth of Massachusetts, subject to reopener provisions, including a reopener if certain remediation costs for the site exceed ¥10,701 million ($130.5 million). In 2007, AVX received notification from the EPA and the Department of Justice indicating that the United States was preparing to exercise the cost reopener. In March 2011, the EPA issued the Fourth Explanation of Significant Differences (ESD #4) that explains the planned changes to the existing remedial action plan for the harbor to include the use of a confined aquatic disposal (CAD) cell, along with interim off-site transportation and disposal of certain contaminated dredge spoils, and the continued use of long-term on-site storage for other contaminated dredge spoils. ESD #4 provides future cost estimates under the new remedial action plan (in addition to costs incurred to date) ranging from ¥29,684 million ($362 million) to ¥32,882 million ($401 million), net present value, based on certain criteria included in the ESD #4. The EPA has indicated that remediation costs through December 31, 2011 were approximately ¥37,392 million (approximately $456 million), not all of which are subject to the reopener provisions.

On April 18, 2012, the EPA issued to AVX a Unilateral Administrative Order (UAO) directing AVX to perform the Remedial Design, the Remedial Action and Operation and Maintenance for the harbor clean-up. The effective date set forth in the UAO is June 18, 2012, but, while the parties are in mediation discussions, AVX has until July 23, 2012 to inform the EPA if it intends to comply with the UAO.

AVX has not received complete documentation of past response costs from the EPA and therefore has not yet completed an investigation of the monies spent or available defenses in light of these notifications and indications. AVX has also not yet determined whether AVX can avoid responsibility for all, or some portion, of these past or future costs because the remediation method has changed over time and costs can be appropriately apportioned to parties other than AVX. AVX anticipates further discussions with the U.S. Department of Justice, the EPA, and the Commonwealth of Massachusetts in the first half of the year ending March 31, 2013.

AVX is continuing to assess the UAO as well as potential defenses and other actions with respect to the site. However, in light of the foregoing, AVX considers it to be probable and reasonably estimable that AVX will incur cost within a range of approximately ¥7,900 million (approximately $100 million) to ¥59,860 million ($730 million), with no amount within that range representing a more likely outcome until such time as AVX completes an investigation with regard to monies spent, available defenses and other matters. AVX recognizes liabilities for environmental exposures when analysis indicates that is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of loss can be estimated, AVX accrues the most likely amount. In the event that no amount in the range of probable loss is considered most likely, the minimum loss in the range is accrued. Accordingly, AVX has recorded a charge for the year ended March 31, 2012 of ¥7,900 million ($100 million) with respect to this matter. Kyocera included this charge in selling, general and administrative expenses in the consolidated statements of income for the year ended March 31, 2012.

In addition to the above matter, Kyocera is involved in various environmental matters and Kyocera currently has certain amount of reserves related to such environmental matters. The amount recorded for identified contingent liabilities is based on estimates. Amounts recorded are reviewed periodically and adjusted to reflect additional legal and technical information that becomes available. The uncertainties about the status of laws, regulations, regulatory actions, technology and information related to individual sites make it difficult to develop an estimate of the reasonably possible aggregate environmental remediation exposure; therefore these costs could differ from our current estimates.

Kyocera is also subject to various lawsuits and claims which arise, in the ordinary course of business. Kyocera consults with legal counsel and assesses the likelihood of adverse outcome of these contingencies. Kyocera records liabilities for these contingencies when the likelihood of an adverse outcome is probable and the amount

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

can be reasonably estimated. Based on the information available, management believes that damages, if any, resulting from these actions will not have a significant impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

15. EQUITY

Under the Corporation Act of Japan (the Corporation Act), the entire amount paid in for the shares is principally required to be capitalized as stated capital, although Kyocera Corporation may, by resolution of its Board of Directors, capitalize an amount not exceeding one-half of the amount paid in for the shares as additional paid-in capital.

The Corporation Act requires a domestic company to appropriate as legal reserve or additional paid-in capital, an amount equal to 10% of the amount paid out for dividends until the sum of the legal reserve and additional paid-in capital equals 25% of its stated capital. The legal reserve and additional paid-in capital, which could be decreased due to shareholder actions, may be transferred to stated capital or used to reduce a deficit principally. The appropriated legal reserve at March 31, 2012 included in retained earnings was ¥23,790 million.

The Corporation Act does not permit any payment of dividends in connection with repurchased treasury stock. Kyocera repurchased treasury stock mainly for the expeditious execution of capital strategies in the future, which are restricted as to the payment of cash dividends. The amount of statutory retained earnings of Kyocera Corporation available for the payment of dividends to shareholders at March 31, 2012 was ¥718,122 million.

The accompanying consolidated financial statements for the year ended March 31, 2012 do not include any provision for the year-end dividend of ¥60 per share aggregating ¥11,007 million payable on June 28, 2012 which was approved by the shareholders at the shareholder’s meeting held on June 27, 2012.

Kyocera’s equity in retained earnings or deficits of affiliates and unconsolidated subsidiaries accounted for by the equity method of accounting aggregating ¥(1,881) million at March 31, 2012 was included in retained earnings.

Changes in accumulated other comprehensive income are as follows:

	Net Unrealized Gains on Securities	Net Unrealized Gains (Losses) on Derivative Financial Instruments	Pension Adjustments	Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Income
	(Yen in millions)
Balance at March 31, 2009	¥11,621	¥(145)	¥53	¥(66,202)	¥(54,673)
Net change for the year	11,847	63	1,003	(9,287)	3,626
Other	—	—	(3)	40	37

Balance at March 31, 2010	23,468	(82)	1,053	(75,449)	(51,010)
Net change for the year	8,767	52	(4,530)	(28,861)	(24,572)
Other	—	1	(57)	5	(51)

Balance at March 31, 2011	32,235	(29)	(3,534)	(104,305)	(75,633)
Net change for the year	8,502	(41)	(8,750)	(5,538)	(5,827)
Other	(2)	0	(6)	(171)	(179)

Balance at March 31, 2012	¥40,735	¥(70)	¥(12,290)	¥(110,014)	¥(81,639)

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Tax effects allocated to each component of other comprehensive income (loss) and adjustments, excluding amounts attributable to noncontrolling interests, are as follows:

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Yen in millions)
For the year ended March 31, 2010:
Net unrealized gains on securities:
Amount arising during the year	¥19,533	¥(7,842)	¥11,691
Reclassification adjustments for gains and losses realized in net income	266	(110)	156

Net change for the year	19,799	(7,952)	11,847
Net unrealized gains on derivative financial instruments:
Amount arising during the year	(119)	10	(109)
Reclassification adjustments for gains and losses realized in net income	204	(32)	172

Net change for the year	85	(22)	63
Pension adjustments:
Amount arising during the year	5,784	(2,830)	2,954
Reclassification adjustments for gains and losses realized in net income	(3,433)	1,482	(1,951)

Net change for the year	2,351	(1,348)	1,003

Foreign currency translation adjustments	(9,700)	413	(9,287)

Other comprehensive income	¥12,535	¥(8,909)	¥3,626

For the year ended March 31, 2011:
Net unrealized gains on securities:
Amount arising during the year	¥14,599	¥(5,998)	¥8,601
Reclassification adjustments for gains and losses realized in net income	280	(114)	166

Net change for the year	14,879	(6,112)	8,767
Net unrealized gains on derivative financial instruments:
Amount arising during the year	252	(13)	239
Reclassification adjustments for gains and losses realized in net income	(197)	10	(187)

Net change for the year	55	(3)	52
Pension adjustments:
Amount arising during the year	(5,157)	2,276	(2,881)
Reclassification adjustments for gains and losses realized in net income	(3,015)	1,366	(1,649)

Net change for the year	(8,172)	3,642	(4,530)

Foreign currency translation adjustments	(28,966)	105	(28,861)

Other comprehensive loss	¥(22,204)	¥(2,368)	¥(24,572)

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Yen in millions)
For the year ended March 31, 2012:
Net unrealized gains on securities:
Amount arising during the year	¥10,419	¥(2,722)	¥7,697
Reclassification adjustments for gains and losses realized in net income	1,365	(560)	805

Net change for the year	11,784	(3,282)	8,502
Net unrealized losses on derivative financial instruments:
Amount arising during the year	(22)	1	(21)
Reclassification adjustments for gains and losses realized in net income	(30)	10	(20)

Net change for the year	(52)	11	(41)
Pension adjustments:
Amount arising during the year	(10,246)	3,327	(6,919)
Reclassification adjustments for gains and losses realized in net income	(2,983)	1,152	(1,831)

Net change for the year	(13,229)	4,479	(8,750)

Foreign currency translation adjustments	(5,538)	—	(5,538)

Other comprehensive loss	¥(7,035)	¥1,208	¥(5,827)

16. INCOME TAXES

Income before income taxes and income taxes for the years ended March 31, 2010, 2011 and 2012 are comprised of the following components:

	Years ended March 31,
	2010	2011	2012
	(Yen in millions)
Income before income taxes:
Domestic	¥28,477	¥112,374	¥77,813
Foreign	32,321	59,958	37,080

Total income before income taxes	¥60,798	¥172,332	¥114,893

Income taxes:
Current income taxes:
Domestic	¥17,213	¥21,297	¥20,685
Foreign	7,232	14,447	13,514

Total current income taxes	24,445	35,744	34,199

Deferred income taxes:
Domestic	(10,089)	11,892	(1,148)
Foreign	1,009	(5,422)	(2,916)

Total deferred income taxes	(9,080)	6,470	(4,064)

Total income taxes	¥15,365	¥42,214	¥30,135

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

In Japan, a company is subject to a number of taxes, based on income, which in the aggregate indicate normal statutory income tax rates for the years ended 2010, 2011 and 2012 of approximately 41.0%.

Reconciliations between the Japanese statutory income tax rate and Kyocera's effective income tax rate for the years ended March 31, 2010, 2011 and 2012 are as follows:

	Years ended March 31,
	2010	2011	2012
Japanese statutory income tax rate	41.0%	41.0%	41.0%
Difference in statutory tax rates of foreign subsidiaries	(7.7)	(5.0)	(6.4)
Change in valuation allowance	(1.7)	(8.1)	(1.1)
Tax credit for research and development expenses	(4.4)	(2.1)	(2.1)
Uncertainty in income taxes	(1.6)	(2.1)	1.3
Tax rate change*	—	—	(7.2)
Other	(0.3)	0.8	0.7

Effective income tax rate	25.3%	24.5%	26.2%

*	In accordance with the Law to Amend a Part of the Income Tax Law to Implement a Tax System Corresponding to Changes in the Economy and Social Structure (Law No. 114 of 2011) and the Special Measures Law to Secure Necessary Financial Resources to Execute Measures for Reconstruction from the Great East Japan Earthquake (Law No. 117 of 2011), which were enacted on December 2, 2011, the corporate tax rate, etc. applied to annual reporting periods commencing on and after April 1, 2012 has been revised in Japan. As a result of such amendments, the effective Japanese statutory corporate tax rate of 41% previously applied for calculation of the amount of deferred tax assets and deferred tax liabilities has been reduced to 38% with respect to temporary differences to be realized during the annual reporting period commencing as from April 1, 2012 through the annual reporting period commencing as from April 1, 2014, and reduced to 36% with respect to temporary differences to be realized during the annual reporting periods commencing on and after April 1, 2015.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The components of the deferred tax assets and deferred tax liabilities at March 31, 2011 and 2012 are as follows:

	March 31,
	2011	2012
	(Yen in millions)
Deferred tax assets:
Enterprise tax	¥1,603	¥728
Inventories	19,545	19,057
Provision for doubtful accounts and loss on bad debts	1,394	1,255
Accrued expenses	8,220	10,982
Employee benefits	24,828	24,528
Depreciation and amortization	37,432	33,171
Securities	2,459	2,744
Net operating losses and tax credit carry forwards	19,144	20,454
Liquidation of a foreign subsidiary	3,696	—
Other	4,291	6,163

Total gross deferred tax assets	122,612	119,082
Valuation allowance	(24,687)	(25,192)

Net deferred tax assets	¥97,925	¥93,890

Deferred tax liabilities:
Depreciation and amortization	¥10,942	¥13,952
Deduction of foreign branch losses	850	771
Securities	108,885	99,918
Prepaid benefit cost	5,301	2,786
Other	3,272	3,937

Total deferred tax liabilities	¥129,250	¥121,364

Net deferred tax liabilities	¥(31,325)	¥(27,474)

Net deferred tax assets and liabilities at March 31, 2011 and 2012 are reflected in the consolidated balance sheets under the following captions.

	March 31,
	2011	2012
	(Yen in millions)
Deferred income taxes—current assets	¥43,035	¥45,049
Other assets	17,087	20,245
Other current liabilities	(1,442)	(2,589)
Deferred income taxes—non-current liabilities	(90,005)	(90,179)

Net deferred tax liabilities	¥(31,325)	¥(27,474)

At March 31, 2012, Kyocera had net operating losses carried forward of approximately ¥91,956 million, which are available to offset future taxable income. Of these net operating losses carried forward, the amount of ¥30,967 million recorded at domestic subsidiaries will expire within next nine years, and the amount of approximately ¥12,243 million recorded at U.S. subsidiaries will expire within next 20 years. Certain other foreign subsidiaries have net operating losses carried forward totaling approximately ¥48,746 million of which most have no expiration date.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

At March 31, 2012, Kyocera had tax credits carried forward of ¥2,956 million, which are available to offset future income taxes. Of these tax credits carried forward, the amount of ¥1,324 million and ¥1,632 million recorded at foreign subsidiaries will expire within 20 years and will be available without expiration, respectively.

Kyocera intends to reinvest certain undistributed earnings of foreign subsidiaries for an indefinite period of time. Therefore, no deferred tax liabilities have been provided on undistributed earnings of these subsidiaries, which are not expected to be remitted in the foreseeable future. Kyocera estimates this unrecognized deferred tax liabilities are ¥9,272 million at March 31, 2012. The undistributed earnings of these subsidiaries are ¥261,707 million at March 31, 2012.

Total gross deferred tax assets at March 31, 2011 and 2012 were reduced by valuation allowances of ¥24,687 million and ¥25,192 million, respectively. The decrease for the year ended March 31, 2011 was due mainly to a reversal of valuation allowance against deferred tax assets at certain subsidiaries with increasing realization of deferred tax assets triggered by a significantly improved operating results.

A reconciliation of the beginning and end amount of gross valuation allowance for deferred tax asset is as follows:

	March 31,
	2010	2011	2012
	(Yen in millions)
Balance at beginning of year	¥43,236	¥40,270	¥24,687
Increase	7,034	1,226	2,667
Decrease	(8,905)	(15,885)	(3,523)
Other*	(1,095)	(924)	1,361

Balance at end of year	¥40,270	¥24,687	¥25,192

*	Other consists mainly of foreign currency translation adjustments and business combinations.

A reconciliation of the beginning and end amount of gross unrecognized tax benefits is as follows:

	March 31,
	2010	2011	2012
	(Yen in millions)
Balance at beginning of year	¥10,518	¥8,352	¥6,874
Increase—tax position in prior years	20	1,112	277
Increase—tax position in current year	1,800	1,936	2,135
Decrease—tax position in prior years	(1,634)	(2,517)	(868)
Settlements with taxing authorities	(2,336)	(2,002)	(5,350)
Lapse of statute of limitations	(16)	(7)	(18)

Balance at end of year	¥8,352	¥6,874	¥3,050

Gross unrecognized tax benefits on the consolidated balance sheets that if recognized would affect the effective tax rate were ¥6,874 million and ¥3,050million, at March 31, 2011 and 2012, respectively. Kyocera expects that a significant change in unrecognized tax benefits might occur within the next 12 months. However, Kyocera anticipates such change will not have significant impact on Kyocera’s consolidated results of operations and financial position.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Kyocera recorded interest and penalties related to unrecognized tax benefits as current income taxes in the consolidated statement of income in the amount of ¥(226) million, ¥(92) million and ¥59million for the year ended March 31, 2010, 2011 and 2012, respectively, and as other non-current liabilities in the consolidated balance sheet in the amounts of ¥217 million and ¥275million at March 31, 2011 and 2012, respectively. The above table excludes this accrual for estimated interest and penalties.

At March 31, 2012 Kyocera is subject to income tax examinations by tax authorities for the tax year 2005 and forward in Japan, and for the tax year 2009 and forward in the United States for its major jurisdictions.

17. SUPPLEMENTAL EXPENSE INFORMATION

Supplemental expense information is as follows:

	Years ended March 31,
	2010	2011	2012
	(Yen in millions)
Research and development expenses	¥49,911	¥49,474	¥45,559
Advertising expenses	7,346	7,583	7,912
Shipping and handling cost included in selling, general and administrative expenses	14,140	16,883	17,203

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

Main products or businesses of each reporting segment are as follows:

(1) Fine Ceramic Parts Group

Components for Semiconductor Processing Equipment and LCD Manufacturing Equipment

Information & Telecommunication Components

General Industrial Ceramic Components

Sapphire Substrates

Automotive Components

(2) Semiconductor Parts Group

Ceramic Packages for Crystal and SAW Devices

CMOS/CCD Image Sensor Ceramic Packages

LSI Ceramic Packages,

Wireless Communication Device Packages

Optical Communication Device Packages and Components

Organic Multilayer Packages and Substrates

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

(3) Applied Ceramic Products Group

Residential and Industrial Solar Power Generating Systems

Solar Cells and Modules

Cutting Tools, Micro Drills

Medical and Dental Implants

Jewelry and Fine Ceramic Application Products

(4) Electronic Device Group

Ceramic Capacitors, Tantalum Capacitors

SAW Devices, RF Modules, EMI Filters

Clock Oscillators, Crystal Units, Ceramic Resonators, Optical Low Pass Filters

Connectors

Thermal Printheads, Inkjet Printheads, Amorphous Silicon Photoreceptor Drums

LCDs, Touch Panels

(5) Telecommunications Equipment Group

Mobile Phone Handsets

PHS related Products such as PHS Mobile Phone Handsets and PHS Base Stations

(6) Information Equipment Group

Color and Black & White Office Equipment such as ECOSYS Printers and Multifunction Peripherals

Wide Format Multifunctional Systems

Printer and Multifunction Peripherals Supplies

Business Solution Services such as Managed Print Service

(7) Others

Information Systems & Telecommunication Services,

Engineering Business, Management Consulting Business

Epoxy Molding Compounds for Semiconductor Encapsulation,

Electrical Insulators, Flexible Printed Circuit Sheet Materials, Synthetic Resin Molded Parts

Realty Development

LED Lighting Systems

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

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Kyocera’s sales to KDDI Corporation and its consolidated subsidiaries which are mainly recorded in the Telecommunications Equipment Group are as follows:

	Years ended March 31,
	2010	2011	2012
Amount of sales to KDDI Corporation and its consolidated subsidiaries (Yen in millions)	¥115,538	¥130,554	¥121,130
Ratio of amount of sale to KDDI Corporation and its consolidated subsidiaries to consolidated net sales (%)	10.8	10.3	10.2

Information by reporting segment at and for the years ended March 31, 2010, 2011 and 2012 is summarized on the following page:

Reporting segments

	Years ended March 31,
	2010	2011	2012
	(Yen in millions)
Net sales:
Fine Ceramic Parts Group	¥53,056	¥76,269	¥80,372
Semiconductor Parts Group	140,507	174,687	153,420
Applied Ceramic Products Group	157,033	197,642	179,784
Electronic Device Group	199,939	242,641	228,721
Telecommunications Equipment Group	189,118	225,168	178,669
Information Equipment Group	232,365	239,916	243,457
Others	124,577	139,383	151,987
Adjustments and eliminations	(22,790)	(28,782)	(25,540)

Net sales	¥1,073,805	¥1,266,924	¥1,190,870

	Years ended March 31,
	2010	2011	2012
	(Yen in millions)
Income before income taxes:
Fine Ceramic Parts Group	¥(788)	¥11,969	¥12,622
Semiconductor Parts Group	17,235	37,331	27,754
Applied Ceramic Products Group	19,858	29,049	6,459
Electronic Device Group	13,230	41,646	16,036
Telecommunications Equipment Group	(14,726)	2,121	1,469
Information Equipment Group	22,091	25,845	29,451
Others	6,769	9,651	8,054

Total operating profit	63,669	157,612	101,845
Corporate	15,665	16,882	13,876
Equity in losses of affiliates and unconsolidated subsidiaries	(18,297)	(160)	(36)
Adjustments and eliminations	(239)	(2,002)	(792)

Income before income taxes	¥60,798	¥172,332	¥114,893

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	Years ended March 31,
	2010	2011	2012
	(Yen in millions)
Depreciation and amortization:
Fine Ceramic Parts Group	¥5,719	¥5,106	¥6,767
Semiconductor Parts Group	9,795	10,786	11,795
Applied Ceramic Products Group	10,889	13,786	14,843
Electronic Device Group	16,934	13,818	13,762
Telecommunications Equipment Group	9,452	10,172	8,949
Information Equipment Group	12,846	11,027	10,131
Others	4,925	4,767	4,668
Corporate	2,269	2,082	2,205

Total	¥72,829	¥71,544	¥73,120

	Years ended March 31,
	2010	2011	2012
	(Yen in millions)
Write-down of inventories:
Fine Ceramic Parts Group	¥777	¥146	¥105
Semiconductor Parts Group	508	266	703
Applied Ceramic Products Group	1,916	1,000	6,115
Electronic Device Group	817	265	991
Telecommunications Equipment Group	4,340	2,581	2,216
Information Equipment Group	580	972	1,169
Others	269	61	187
Corporate	—	—	—

Total	¥9,207	¥5,291	¥11,486

	Years ended March 31,
	2010	2011	2012
	(Yen in millions)
Capital expenditures:
Fine Ceramic Parts Group	¥1,814	¥11,319	¥11,050
Semiconductor Parts Group	5,998	12,998	13,279
Applied Ceramic Products Group	14,756	17,660	13,001
Electronic Device Group	5,730	12,118	14,193
Telecommunications Equipment Group	2,876	3,886	4,142
Information Equipment Group	3,471	7,437	6,199
Others	1,923	2,747	2,800
Corporate	1,301	2,515	1,744

Total	¥37,869	¥70,680	¥66,408

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	March 31,
	2010	2011	2012
	(Yen in millions)
Assets by reporting segment:
Fine Ceramic Parts Group	¥49,430	¥57,682	¥68,637
Semiconductor Parts Group	100,094	111,406	112,121
Applied Ceramic Products Group	209,170	258,618	265,093
Electronic Device Group	346,844	351,432	417,105
Telecommunications Equipment Group	112,750	111,634	109,975
Information Equipment Group	250,222	247,486	246,834
Others	128,898	132,381	138,304

	1,197,408	1,270,639	1,358,069
Corporate	711,508	748,184	727,849
Investments in and advances to affiliates and unconsolidated subsidiaries	1,461	1,419	1,797
Adjustments and eliminations	(61,660)	(73,676)	(93,612)

Total assets	¥1,848,717	¥1,946,566	¥1,994,103

Information for revenue from external customers by destination and long-lived assets based on physical location as of and for the years ended March 31, 2010, 2011 and 2012 are summarized as follows:

Geographic segments

	Years ended March 31,
	2010	2011	2012
	(Yen in millions)
Net sales:
Japan	¥470,643	¥559,883	¥559,344
Asia	172,510	215,913	205,469
Europe	198,058	210,131	204,887
United States of America	180,861	220,706	166,706
Others	51,733	60,291	54,464

Net sales	¥1,073,805	¥1,266,924	¥1,190,870

	March 31,
	2010	2011	2012
	(Yen in millions)
Long-lived assets:
Japan	¥176,884	¥185,969	¥187,566
Asia	28,007	29,293	35,545
Europe	14,373	14,974	18,725
United States of America	12,993	11,164	12,787
Others	7,842	6,354	5,914

Total	¥240,099	¥247,754	¥260,537

There are no individually material countries with respect to revenue from external customers and long-lived assets in Asia, Europe and Others.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

19. EARNINGS PER SHARE

A reconciliation of the numerators and the denominators of basic and diluted earnings per share computations is as follows:

	Years ended March 31,
	2010	2011	2012
	(Yen in millions except per share amounts)
Net income attributable to shareholders of Kyocera Corporation	¥40,095	¥122,448	¥79,357

Basic earnings per share:
Net income attributable to shareholders of Kyocera Corporation	218.47	667.23	432.58

Diluted earnings per share:
Net income attributable to shareholders of Kyocera Corporation	218.47	667.23	432.58

	Years ended March 31,
	2010	2011	2012
	(shares in thousands)
Basic average number of shares outstanding	183,525	183,517	183,451
Diluted average number of shares outstanding	183,525	183,517	183,451

20. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental information related to the Consolidated Statements of Cash Flows is as follows:

	Years ended March 31,
	2010	2011	2012
	(Yen in millions)
Cash paid during the year:
Interest	¥2,675	¥1,637	¥1,741
Income taxes	20,988	34,994	34,889
Non-cash investing and financing activities:
Obtaining assets by entering into capital lease	¥1,557	¥1,003	¥804
Acquisitions of businesses:
Fair value of assets acquired	¥8,036	¥2,475	¥85,003
Fair value of liabilities assumed	(1,780)	(608)	(45,621)
Noncontrolling interests	(985)	—	—
Cash acquired	(942)	(422)	(3,928)

Subtotal	4,329	1,445	35,454

Additional payment for acquisitions of businesses in the past years	386	136	—

Total	¥4,715	¥1,581	¥35,454

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Kyocera certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kyocera Corporation
(Company)

By	/s/ SHOICHI AOKI
Shoichi Aoki
Director, Managing Executive Officer and General Manager of Corporate Financial and Business Systems Administration Group

June 29, 2012

INDEX OF EXHIBITS

Exhibit Number	Description

1.1	Articles of Incorporation (English translation)

1.2	Share Handling Regulations of the Registrant (incorporated by reference to the Registrant’s annual report on Form 20-F filed on June 29, 2011)

1.3	Regulations of the Board of Directors of the Registrant (incorporated by reference to the Registrant’s annual report on Form 20-F filed on June 29, 2011)

1.4	Regulations of the Board of Corporate Auditors of the Registrant (incorporated by reference to the Registrant’s annual report on Form 20-F filed on June 30, 2010)

2.1	Amended and Restated Deposit Agreement, dated as of June 29, 1998 among Kyocera Corporation, Citibank N.A. as Depositary and all owners and holders from time to time of American Depositary Receipts, as amended by Amendment No.1 thereto, dated as of January 5, 1999 (incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 24, 2001), as further amended by Amendment No.2 thereto, dated as of December 21, 2007, including the form of American Depositary Receipt (incorporated by reference to Post-effective Amendment No.2 to the Registrant’s Registration Statement on Form F-6 field on December 4, 2007 (File No. 333 - 07222))

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of the Registrant’s annual report on Form 20-F)

11.1	Code of Ethics (incorporated by reference to the Registrant’s annual report on Form 20-F filed on July 5, 2007)

12.1	Certification of the principal executive officer of the Registrant required by Rule 13a-14(a)

12.2	Certification of the principal financial officer of the Registrant required by Rule 13a-14(a)

13.1	Certification of the principal executive officer of the Registrant required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of the principal financial officer of the Registrant required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Consent of Kyoto Audit Corporation with respect to its report on the audit of the financial statements included in the Registrant’s annual report on Form 20-F

101	Instance Document

101	Schema Document

101	Calculation Linkbase Document

101	Labels Linkbase Document

101	Presentation Linkbase Document

101	Definition Linkbase Document