Form 20-F
period 2013-03-31
KYOCERA CORP
filed 2013-06-28
CIK 57083

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2013

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

As of March 31, 2013, 183,439,820 shares of common stock were outstanding, comprised of 181,353,780 Shares and 2,086,040 American Depositary Shares (equivalent to 2,086,040 Shares).

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

Also, as used in this annual report on Form 20-F:

•	“U.S. dollar” or “$” means the lawful currency of the United States of America, “yen” or “¥” means the lawful currency of Japan and “Euro” means the lawful currency of the European Union.

•	“U.S. GAAP” means accounting principles generally accepted in the United States of America, and “Japanese GAAP” means accounting principles generally accepted in Japan.

•	“ADS” means an America Depositary Share, each representing one share of Kyocera’s common stock, and “ADR” means an American Depositary Receipt evidencing ADSs.

•	“fiscal 2013” refers to Kyocera’s fiscal year ended March 31, 2013, and other fiscal years are referred to in a corresponding manner.

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

	2009	2010	2011	2012	2013
	(Yen in millions and shares in thousands, except per share amounts)
For the years ended March 31:
Net sales	¥1,128,586	¥1,073,805	¥1,266,924	¥1,190,870	¥1,280,054
Profit from operations	43,419	63,860	155,924	97,675	76,926
Net income attributable to shareholders of Kyocera Corporation	29,506	40,095	122,448	79,357	66,473

Earnings per share:
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥157.27	¥218.47	¥667.23	¥432.58	¥362.36
Diluted	157.23	218.47	667.23	432.58	362.36
Weighted average number of shares outstanding:
Basic	187,618	183,525	183,517	183,451	183,442
Diluted	187,661	183,525	183,517	183,451	183,442

Cash dividends declared per share:
Per share of common stock	¥120	¥120	¥130	¥120	¥120
Per share of common stock*	$1.26	$1.32	$1.58	$1.51	$1.33

At March 31:
Total assets	¥1,773,802	¥1,848,717	¥1,946,566	¥1,994,103	¥2,282,853
Long-term debt	28,538	29,067	24,538	21,197	20,855
Common stock	115,703	115,703	115,703	115,703	115,703
Kyocera Corporation shareholders’ equity	1,323,663	1,345,235	1,420,263	1,469,505	1,646,157
Total equity	1,383,088	1,407,262	1,483,359	1,534,241	1,714,942
Depreciation	¥83,753	¥60,602	¥59,794	¥62,374	¥63,119
Capital expenditures	¥63,055	¥37,869	¥70,680	¥66,408	¥56,688

*	Translated into the U.S. dollars based on the exchange rates at each payment date in Japan.

The following table shows the exchange rates for Japanese yen per $1.00 based upon the noon buying rate in New York City for cash transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

For the years ended March 31,	High	Low	Average	Period-end
2009	110.48	87.80	100.62	99.15
2010	100.71	86.12	92.93	93.40
2011	94.68	78.74	85.71	82.76
2012	85.26	75.72	79.00	82.41
2013	96.16	77.41	82.96	94.16

For most recent six months
December 2012	86.64	81.86	83.79	86.64
January 2013	91.28	86.92	89.06	91.28
February 2013	93.64	91.38	93.00	92.36
March 2013	96.16	93.32	94.77	94.16
April 2013	99.61	92.96	97.76	97.52
May 2013	103.52	97.28	100.92	100.83

The noon buying rate for Japanese yen on June 21, 2013 was $1.00 = 97.48

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully read the risks described below before making an investment decision.

Risks Related to Kyocera’s Business

(1) The continuing economic slowdown in the Japanese and global economy may significantly reduce demand for Kyocera’s products

Kyocera conducts business not only in Japan but also around the world and provides products for a variety of markets such as digital consumer equipment, industrial machinery and the environmental and energy-related markets. In the event that stagnation in global economies has an adverse effect on production activities in our principal market and capital investment and consumption fall significantly, the business environment facing Kyocera may worsen, and the performance and financial condition of Kyocera may be adversely affected.

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

(3) Since a significant percentage of Kyocera’s revenues has been derived from foreign sales in recent years, various export risks may disproportionately affect its revenues

Kyocera’s sales to customers located outside Japan accounted for approximately 55% of its total revenues in fiscal 2013. Kyocera believes that overseas sales will continue to account for a significant percentage of its revenues. Therefore, the following export risks may disproportionately affect Kyocera’s revenues:

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

(4) Currency exchange rate fluctuations could adversely affect Kyocera’s financial results

Kyocera conducts business in countries outside Japan, which exposes it to fluctuations in foreign currency exchange rates. Kyocera may enter into mainly short-term forward contract transaction to hedge this risk. Nevertheless, fluctuations in foreign currency exchange rates could have an adverse effect on its business. Fluctuations in foreign currency exchange rates may affect Kyocera’s consolidated results of operations, financial condition, cash flows and the value of its foreign assets, which in turn may adversely affect reported earnings and the comparability of period-to-period results of operations. Changes in currency exchange rates may affect the relative prices at which Kyocera and foreign competitors sell products in the same market. In addition, changes in the value of the relevant currencies may affect the cost of imported items required in its operations.

(5) Kyocera sells a diverse variety of products, and in each of its businesses Kyocera is subject to intense competitive pressures, including in terms of price, technological change, product development, quality and speed of delivery, and these pressures are likely to increase in the near term

Kyocera sells a wide variety of products and, therefore, faces a broad range of competitors from large international companies to relatively small, rapidly growing and highly specialized companies. Kyocera’s competitive landscape is subject to continuous change, and new and significant competitors may emerge, including competitors based in emerging markets such as China that may have competitive advantages in terms of cost structure or other factors. Kyocera has a variety of businesses in different industries while many of its competitors specialize in one or more of these business areas. As a result, Kyocera may not fund or invest in certain of its businesses to the same degree as its competitors, or these competitors may have greater financial, technical, and marketing resources available to them than the portion of its business against which they compete. While some of the factors that drive competition vary by product area, price and speed of delivery are primary factors that impact in all areas of Kyocera’s business. Price pressure has been intense, and thus Kyocera predicts that its selling prices will continue to be lower than in fiscal 2013 depending partly on the demand and competition situation. In production businesses in which Kyocera develops, produces and distributes specialized parts for its customers’ products, its competitive position depends significantly on being involved early in the process of creating a new product that fits its customers’ needs for each business. To maintain these competitive advantages, it is critical to maintain close ties with customers so that Kyocera can ensure that it is able to meet required specifications and be the first supplier to create and deliver the product. Kyocera’s gross margins may be reduced if the business environment changes in a way that Kyocera cannot maintain these important relationships with customers or its market share or if it is forced in the future to further reduce prices in response to the actions of its competitors.

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

(7) Shortages and rising costs of electricity may adversely affect Kyocera’s production and sales activities

As almost all nuclear power plant operation in Japan currently has ceased and remains at rest due to the damage and equipment failure of the nuclear power plant caused by the Great East Japan Earthquake in March 2011, Japan may have shortages and rising costs of electricity. Kyocera secures electric power supplies for emergency through equipment and centers, however Kyocera’s production activity may become diminished if massive blackouts occur in the areas in which Kyocera has facilities and electricity shortages continue. Shortages of electricity in the areas in which Kyocera’s suppliers and customers have main operations may also interrupt Kyocera’s production and sales activities. In addition, significant rising costs of electricity may adversely affect Kyocera’s results of operations, financial condition and cash flows.

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

Risks Related to Legal Restrictions and Litigations

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

Kyocera is actively pursuing patents on some of its inventions, but these patents may not be issued. Even if these patents are issued, they may be challenged, invalidated or circumvented. In addition, the laws of certain other countries may not protect Kyocera’s intellectual property to the same extent as Japanese laws.

(12) Kyocera may require licenses to continue to manufacture and sell certain of its products, the expense of which may adversely affect its results of operations

From time to time Kyocera has received, and may receive in the future, notice of claims of infringement of other parties’ proprietary rights and licensing offers to commercialize third party’s patent rights. Accordingly, Kyocera cannot assure that:

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

(14) Kyocera is subject to various other laws and regulations

Kyocera may unintentionally come into conflict with laws and regulations and face legal proceedings, including litigation and regulatory actions, although Kyocera believes that it is substantially in compliance with applicable laws and regulations in the countries and areas in which Kyocera operates. If laws and regulations are unexpectedly changed or introduced, Kyocera’s business operations may be limited and continuance may become difficult. If Kyocera faces enormous legal costs related to litigation and regulatory actions, Kyocera’s business operations may become significantly limited and Kyocera’s results of operations, financial condition and cash flows may be negatively affected.

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

(16) Kyocera’s headquarters and major facilities as well as its suppliers and customers may suffer the devastating effects of earthquakes and other disasters

Kyocera’s headquarters and major facilities including plants, sales offices and R&D centers are located not only in Japan but also all over the world. It might be inevitable that Kyocera would suffer from natural disasters such as earthquakes, typhoons, tsunamis, floods or other disasters, as well as manmade disasters such as a major industrial accident affecting one of our facilities. For instance, if a strong earthquake affected Kyocera’s employees, R&D or manufacturing facilities, Kyocera’s operating activities would be suspended and manufacturing and shipment would be delayed. Kyocera may also incur a great amount of expenses, such as repair expenses for the damaged machines or facilities. In addition, if the social and economic infrastructure suffers from adverse damages, traffic disturbance and electric power outages could occur and they may affect Kyocera’s supply chains or manufacturing operations. Furthermore, Kyocera may be unable to obtain raw materials if our suppliers sustain damage and Kyocera may also face difficulties shipping its products if its customers sustain damage. Those damages set forth above, as well as any resulting general economic slowdown and lower consumption levels, may have a material adverse effect on Kyocera’s consolidated results of operations, financial condition and cash flows.

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

(18) Kyocera may have to incur impairment losses on its investments in debt and equity securities

Kyocera holds investments in equity securities of companies not affiliated with us, which we generally hold on a long-term position for business relationship purposes. A substantial portion of these investments consists of shares of common stock of public companies in Japan, such as financial institutions and other companies including KDDI Corporation, a Japanese telecommunication service provider. Kyocera Corporation’s equity interest in KDDI Corporation was 12.76% as of March 31, 2013. If there are certain declines in the fair value, i.e., the market price, of the shares of these companies, and it determines that such declines are other-than-temporary, Kyocera will need to record an impairment loss. For some of the equity securities Kyocera owns, including the shares of KDDI Corporation, Kyocera intends to keep its ownership at the current level in light of the importance of its business relationships with the issuers of these equity securities. For other equity securities in its portfolio, although, with periodical check, Kyocera may dispose of some securities which lack merit for Kyocera, market conditions may not permit us to do so at the time, speed or price we may wish.

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

(23) Rights of shareholders under Japanese law may be more limited than under the law of other jurisdictions

Our Articles of Incorporation, Regulations of the Board of Directors, Regulations of the Audit & Supervisory Board and the Companies Act of Japan govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ and officers’ fiduciary duties and shareholders’ rights may be different from those that would apply if we were a U.S. company. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of the United States. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a U.S. corporation. In addition, Japanese courts may not be willing to enforce liabilities against us in actions brought in Japan which are based upon the securities laws of the United States or any U.S. state.

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

In the 1990s, we strengthened our position as a globally integrated electronic components manufacturer through our acquisition of AVX Corporation, a maker of capacitors and other passive electronic components, in January 1990. In the middle of the 1990s, Kyocera developed two main business categories, the “Components Business,” in which Kyocera provides parts and devices such as fine ceramics parts, semiconductor parts, applied ceramic products and electronic components and devices to mainly electronic equipment manufacturers in information and communications fields, and the “Equipment Business,” in which Kyocera manufactures and sells telecommunications equipment and information equipment, such as mobile phone handsets, PHS-related products, printers and multifunctional products to distributors or directly to customers.

Since 2000, we have further enhanced our position as a market leader in telecommunications and information equipment. In February 2000, we acquired the code division multiple access (CDMA) mobile phone handset business from Qualcomm Inc. and established our U.S. subsidiary, Kyocera Wireless Corp., which was merged into Kyocera Communications, Inc. in April 2010. In April 2000, we invested in Kyocera Mita Corporation (currently Kyocera Document Solutions Inc.), a manufacturer of copier machines and other document solutions equipment, and made it a wholly-owned subsidiary. In April 2002, we transferred Kyocera Corporation’s printer business to Kyocera Document Solutions Inc. to further enhance our information equipment business by pursuing group synergies.

With the aim of becoming a more global enterprise and enhancing our profitability, we have been expanding our production in China located in Shanghai and Dongguan since the middle of the 1990s. Kyocera also established a sales company, Kyocera (Tianjin) Sales & Trading Corporation (currently Kyocera (China) Sales and Trading

Corporation), in March 2003 to cultivate the Chinese market through enhancing our marketing ability for both our products manufactured in China as well as our products imported into China. In addition, we established a subsidiary, Kyocera (Tianjin) Solar Energy Co., Ltd., to assemble solar modules, production of which commenced in November 2003, and to respond to market needs swiftly.

In August 2003, we made Kinseki, Limited (currently Kyocera Crystal Device Corporation), a major producer of artificial crystal related products, a wholly-owned subsidiary through a share exchange to strengthen our Electronic Device Group. In April 2004, Kyocera integrated the marketing division of Kyocera Crystal Device Corporation into the marketing division of the electronic components of Kyocera Corporation and the manufacturing division of crystal related components of Kyocera Corporation was transferred to Kyocera Crystal Device Corporation through corporate splits.

To meet with strong demand for solar energy products in Europe, Kyocera established Kyocera Solar Europe S.R.O. for the assembling of solar modules in the Czech Republic in October 2004.

In April 2008, Kyocera acquired the mobile phone related business of SANYO Electric Co., Ltd. (currently Panasonic Corporation) to strengthen and improve the profitability of the Telecommunications Equipment Group.

For further enhancement of the Information Equipment Group, Kyocera Document Solutions Inc. made TA Triumph-Adler AG (currently TA Triumph-Adler GmbH, TA), a leading specialist in the information technology business and a distributor of printers and multifunctional peripherals in Germany, a subsidiary through a voluntary public takeover offer in January 2009. In October 2010, Kyocera Document Solutions Inc. acquired all of the remaining shares of TA. As a result, TA has become a wholly-owned subsidiary of Kyocera Document Solutions Inc. As well as broadening sales channels through the acquisition of TA, we established a subsidiary, Kyocera Document Technology Vietnam Company Limited, to produce information equipment for expanding our production capacity in July 2011.

In July 2011, Kyocera acquired Unimerco Group A/S (currently Kyocera Unimerco A/S), a Danish-based industrial cutting tool manufacturing and sales company to expand cutting tool business.

In August 2011, Kyocera established Kyocera Vietnam Management Company Limited (currently Kyocera Vietnam Company Limited).

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

B. Business Overview

Overview

Kyocera is engaged in numerous high-tech fields, from fine ceramic components to electronic devices, equipment, services and networks. Our manufacturing and distribution operations are conducted worldwide. As of March 31, 2013, we had 187 subsidiaries and 4 affiliates outside Japan and 31 subsidiaries and 6 affiliates in Japan. Our customers include individuals, corporations, governments and governmental agencies. For information on our sales by category of activity and information on our sales by geographic area and product segment, please see Item 5.A. “Operating Results” of this annual report on Form 20-F.

Operations

Kyocera categorizes its operations into seven reporting segments: (1) Fine Ceramic Parts Group,

(2) Semiconductor Parts Group, (3) Applied Ceramic Products Group, (4) Electronic Device Group,

(5) Telecommunications Equipment Group, (6) Information Equipment Group, and (7) Others.

Our principal products and services offered in each reporting segment are shown below.

(1) Fine Ceramic Parts Group

Components for Semiconductor Processing Equipment and Flat Panel Display (FPD) Manufacturing Equipment,

Information & Telecommunication Components,

General Industrial Machinery Components,

Sapphire Substrates, and

Automotive Components

(2) Semiconductor Parts Group

Ceramic Packages for Crystal and SAW Devices, CMOS/CCD Image Sensor Ceramic Packages,

LSI Ceramic Packages, Wireless Communication Device Packages,

Optical Communication Device Packages and Components, and

Organic Multilayer Packages

(3) Applied Ceramic Products Group

Residential and Commercial Use Solar Power Generating Systems, Solar Cells and Modules,

Cutting Tools, Micro Drills,

Medical and Dental Implants, and

Jewelry and Applied Ceramic Related Products

(4) Electronic Device Group

Ceramic Capacitors, Tantalum Capacitors,

SAW Devices, RF Modules, EMI Filters,

Clock Oscillators, Crystal Units, Ceramic Resonators, Optical Low Pass Filters,

Connectors,

Thermal Printheads, Inkjet Printheads,

Amorphous Silicon Photoreceptor Drums,

LCDs, and Touch Panels

(5) Telecommunications Equipment Group

Mobile Phones, and

PHS-related Products such as PHS Handsets and PHS Base Stations

(6) Information Equipment Group

Monochrome and Color Printers and Multifunctional Products,

Wide Format Systems,

Document Solutions,

Application Software, and

Supplies

(7) Others

Information Systems & Telecommunication Services, Engineering Business, Management Consulting Business,

Epoxy Molding Compounds for Semiconductor Encapsulation, Electrical Insulators,

Flexible Printed Circuit Sheet Materials, Synthetic Resin Molded Parts,

Realty Development Business, and

LED Lighting Systems

(1) Fine Ceramic Parts Group

Products in this reporting segment are widely used in the industrial machinery, information and communications equipment, computing, automotive and various other industrial sectors. These products are made from a variety of ceramic materials, such as alumina, silicon carbide and silicon nitride as well as zirconia, utilizing their characteristics of heat resistance, corrosion resistance, wear resistance and electrical insulation.

Products Kyocera develops, manufactures and sells in this reporting segment include substrates, which are thin ceramic bases used by manufacturers for hybrid IC foundations. Kyocera also develops, manufactures and sells substrates for thermal printheads, thin-film ceramic/alumina tape substrates for chip resistors, substrates for HDD thin-film magnetic heads, sapphire substrates for Light Emitting Diodes (LEDs) used for back-lighting for devices such as mobile phones and TVs, components for semiconductor processing equipment, components for FPD manufacturing equipment, components for the automobiles, mechanical seals for pumps, friction discs and thread guides for yarn texturing machines in the textile industry, rings for fishing rods, and nozzles and parts for papermaking machinery.

(2) Semiconductor Parts Group

Kyocera develops, manufactures and sells both inorganic (ceramic) and organic packages and substrates in this reporting segment.

Ceramic packages have the superior characteristics of hermeticity, heat resistance and heat dissipation. In addition, they can be smaller and thinner and have good high frequency properties as well as facilitate the embedding of functions of passive components. Kyocera supplies various ceramic packages and components capitalized on material’s characteristics. Major products in this reporting segment are ceramic packages for crystal and SAW devices, CMOS/CCD sensors, LSI such as ball grid array ceramic packages and optical communication, and ceramic parts for fiber-optic connectors. Ceramic packages for crystal and SAW devices are used for clock oscillators, crystal units and SAW filters, which are mostly inserted into mobile phone handsets. Ceramic packages for CMOS/CCD sensors are mainly used for image sensor equipped in mobile phone handsets with cameras and digital cameras. Ball grid array packages are used in MPUs and other logic ICs, mainly for high-end servers.

In the organic package business, Kyocera develops, manufactures and sells organic flip-chip packages for high-end application specific integrated circuits (ASICs), flip-chip chip-scale packages (FCCSPs) and module substrates used in mobile phone handsets.

(3) Applied Ceramic Products Group

This reporting segment consists of four product lines: 1) Solar Energy Products, 2) Cutting Tools, 3) Medical and Dental Implants, 4) Jewelry and Applied Ceramic Related Products.

1) Solar Energy Products

Kyocera develops, manufactures and sells solar cells and modules as well as solar power generating systems. We concentrate the manufacturing of the solar cells in Japan, and assemble modules in Japan, China, Czech Republic, and Mexico.

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

For our electronic components and devices business, Kyocera is working to expand sales by strengthening cost competitiveness through overseas production and by collaborating with consolidated subsidiaries. We are utilizing production sites in China and Southeast Asia to further reduce costs for such products as ceramic capacitors and crystal related products. U.S. based AVX Corporation, our consolidated subsidiary, develops, manufactures and sells ceramic capacitors, tantalum capacitors and other passive components mainly used for information and communication equipment, industrial machinery and automobiles. We are strengthening ties between our ceramic capacitor business and AVX Corporation in terms of development and production fronts and are expanding sales of Kyocera Group’s electronic devices overseas by leveraging AVX Corporation’s global manufacturing and sales network. In the crystal related products business, Kyocera Crystal Device Corporation develops and manufactures these products while Kyocera Corporation and AVX Corporation handles the sales.

We deliver thin-film products such as thermal printheads, amorphous silicon photoreceptor drums, and LCDs, mainly for information equipment and industrial equipment. In addition, Kyocera expanded our LCDs business in the automotive market through making Optrex Corporation (currently Kyocera Display Corporation), a specialized manufacturer of LCDs and related products, a consolidated subsidiary in February 2012.

(5) Telecommunications Equipment Group

This reporting segment includes the mobile phone business such as smartphones and PHS handsets and base stations. Mobile phones are distributed mainly for KDDI Corporation and SoftBank Mobile Corp. in Japan, as well as for U.S. telecommunication service providers such as Sprint Nextel Corporation in the overseas market. We also develop, manufacture and sell base stations and handsets for WILLCOM, Inc., which provides PHS services in Japan.

(6) Information Equipment Group

Kyocera Document Solutions Inc. conducts this reporting segment. The major products in this reporting segment comprise page printers and multifunctional products. Our equipment is marketed under the “ECOSYS” concept, a focus on the characteristic of long life cycle and lower running cost, which use amorphous silicon photoreceptor drums developed by Kyocera Corporation and positive-charged single-layer photoconductor drums developed by Kyocera Document Solutions Inc.

We develop equipment and software in Japan, the United States and the Philippines, and manufacture equipment mainly in China and Vietnam. In terms of supplies such as toner, we develop them in Japan and manufacture them in each production facility in Japan and overseas. We currently manage sales offices in 31 countries and conduct business in more than 140 countries worldwide.

(7) Others

This reporting segment includes revenues from information and communications service business. This segment also develops, manufactures and sells electrical insulators and synthetic resin molded parts. In addition, this segment includes revenues from environment and energy related products such as LED lighting systems.

Kyocera Communication Systems Co., Ltd. provides various corporate information and communications services such as system integration service, content distribution service for smart devices and mobile phones through data centers, and cloud computing service. This company also operates an engineering business from system design and construction to maintenance for such as wireless base stations. It also conducts a management consulting business based on implementation and operation of the “Amoeba Management System,” which is Kyocera’s unique management method.

Kyocera Chemical Corporation develops new products by pursuing synergies with fine chemical technologies and our components technologies such as those employed by the Electronic Device Group.

In addition, we are working to expand sales of LED lighting systems and related products for stores, an area of growing demand in line with increasing awareness of the importance of environmental preservation and energy saving.

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

In the solar energy business in the Applied Ceramic Products Group, solar modules and solar power generating systems are sold primarily to global users via sales subsidiaries, distributors and our franchise chains. In addition, power storage systems and energy management systems are sold to users in Japan through Kyocera’s franchise stores and home builders. Cutting tools are sold to users such as automobile parts manufactures through wholesale dealers and distributors. Jewelry and applied ceramic products such as ceramic knives are sold through direct retail shops and general retailers. In the medical and dental implant business, joint prostheses, artificial bones and dental implants are sold to dental clinics and hospitals through distributors.

In the Telecommunications Equipment Group, we primarily sell products directly to telecommunications carriers in the Japanese and overseas markets. Our key sales destinations are KDDI Corporation, SoftBank Mobile Corp., WILLCOM, Inc. in Japan and Sprint Nextel Corporation in the United States.

The information Equipment Group provides document solutions and application software and sells Kyocera brand printers and multifunctional products globally through a sales network of distributors and wholesale dealers that spans over 140 countries. Hardware such as printers and multifunctional products is also sold through OEM (Original Equipment Manufacturing) suppliers.

In the Others reporting segment, Kyocera Communication Systems Group provides Information and Communication Technologies (ICT) business and management consulting business to general companies, public institutions and healthcare corporations as well as engineering business to telecommunications carriers, wireless equipment vendors and solar power generation business operators. Chemical materials from Kyocera Chemical Corporation are sold directly to secondary manufacturers who incorporate them into their own products.

Domestic sales are made in the yen, while overseas sales are made in a variety of currencies, but predominantly in the U.S. dollar and the Euro.

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

In fiscal 2013, we procured a sufficient level of raw materials and other materials to carry out our production plans.

Patents and Licenses

Our success and competitive position depend on a number of significant patents, licenses and trade secrets relating to our manufacturing and sales processes and products. All of Kyocera’s intellectual properties are considered to be important. However, Kyocera believes that neither its expiration nor termination of any specific intellectual properties would have significant impact on Kyocera’s entire operation. The following table sets forth information, as of March 31, 2013, with respect to our significant patents and license agreements.

(a)	License permitted to produce products

Counterparty	Country	Contents	Period
Qualcomm Incorporated	United States	License under patents regarding mobile phone	From August 31, 1996 to patent expiration

(b)	License—cross agreements

Counterparty	Country	Contents	Period
Canon Inc.	Japan	License under patents regarding electric photo printer	From April 1, 2012 to patent expiration

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

In the organic package business, Kyocera SLC Technologies Corporation (KST) produces flip-chip packages for servers, routers and game consoles as well as smaller and thinner packages for mobile phone handsets. In the flip-chip package market, fine design and high reliability are required, and we aim to become a leading company on a global technology front. In this market, we have several competitors which are Japanese and Asian manufactures. In pursuit of excellence in engineering and production technologies for finer pitch, smaller and thinner packages, we aim to expand our market share.

(3) Applied Ceramic Products Group

The solar energy industry has a high number of competitors worldwide. In addition, many kinds of solar products using various raw materials and production methods have been introduced to the market, and competition on price and technological fronts is intensifying every year. Despite the highly competitive environment, Kyocera has established a competitive advantage based on more than 35 years of experience in the development of solar power generation products. Our products realize high conversion efficiency and long-term product reliability based on accumulated development and production technologies, and this is one of Kyocera’s strengths. We manufacture multicrystalline silicon solar cells and modules in-house, from silicon ingots to modules, enabling us to reduce costs and enhance productivity in every manufacturing process. Through these efforts, Kyocera has generated top-class results in installing solar power generating systems for public and commercial use in Japan. In addition to selling solar modules, Kyocera manages the design of solar power generation systems through their construction and maintenance services with subsidiaries. Besides this, Kyocera is working to expand sales of systems such as the Home Energy Management System (HEMS), which combines a solar generating system with a power storage system.

Kyocera is one of the largest suppliers of cutting tools in Japan. Our cutting tools are employed primarily in automotive related markets. Although we have many competitors, we provide a diverse array of cutting tools for machine tools based on advanced ceramic materials technology. We are increasing sales in the European market and expanding business in new markets such as the aviation and wind-power generation markets through Kyocera Unimerco A/S, which joined the Kyocera Group in July 2011.

(4) Electronic Device Group

Kyocera develops, manufactures and sells a wide variety of capacitors, crystal related products, connectors and thin-film products. Although competitors in this reporting segment are Japanese, Asian and U.S. manufactures and differ in each product, one of our competitive advantages is that we can supply a wide variety of components.

AVX Corporation and Kyocera Crystal Device Corporation, our subsidiaries, are global suppliers in the tantalum capacitor market and the market for small-size crystal related products, respectively. In the tantalum capacitor business, we newly added the tantalum business of Nichicon Corporation to the Kyocera Group in February 2013 and worked to further strengthen our market position and enhance our product line-up.

In the LCD business, we are focusing on the development of small- and medium-sized products and are seeking to expand business mainly for industrial and automotive applications while also growing the touch panel business. In addition, we have become one of the largest suppliers of thermal printheads that are equipped in various printers, such as barcode printers.

(5) Telecommunications Equipment Group

In the mobile phone business, our competitors are U.S., Asian and Japanese manufacturers both in Japan and overseas. Our production volume ranks in the top class among Japanese manufacturers, even though our global market share is not large. Kyocera strives to differentiate itself in this business by releasing distinctive handsets that make use of our unique component technology.

In terms of PHS related products, our main competitors are Japanese manufacturers, and we are a market leader in the PHS handset and base station businesses.

(6) Information Equipment Group

Our competitors are mainly U.S. and Japanese manufactures in the printer and multifunctional product businesses. Kyocera’s printers and multifunctional products employ our uniquely developed long-life photoreceptors (Amorphous Silicon Drum and Positive-charged Single-layer Photoconductor Drum) that boast exceptional resistance to wear. Through this, our document equipment, which is based on the “ECOSYS” concept aimed at realizing longer life, lower running costs and reduced waste of supplies during usage, has received high praise from customers worldwide as well as independent evaluation organizations, even though there are many competitors in this market.

In addition, we provide high-value-added solutions that meet individual customer needs through our unique solutions platform, “HyPAS” (Hybrid Platform for Advanced Solutions), which is based on standard technology for the internet. “HyPAS” enables users to embed various applications in document equipment and connect with a cloud computing environment or mobile equipment. We are also expanding our MDS (Managed Document Services) business to provide the optimal document environment for each customer.

Moreover, we are promoting further enhancement of our sales network by securing external management resources. We also started manufacturing at a new plant in Vietnam in October 2012 in order to expand business in emerging markets and strengthen product competitiveness by reducing costs.

Government Regulation

There are various governmental regulations specifically applicable to industries in which Kyocera operates, including regulations relating to business and investment approvals, export regulations, tariffs, intellectual properties, consumer and business taxation, exchange controls, and material procurement in public works. Kyocera does not believe that such governmental regulations currently have significant effects on its business.

Environmental Regulation

Kyocera is also subject to various regulations concerning the environment of the countries where it operates. These regulations cover air emissions, wastewater discharges, the handling, disposal and remediation of hazardous substances, wastes and certain chemicals used or generated in Kyocera’s manufacturing process, employee health and safety, labeling or other notifications with respect to the content or other aspects of our processes, products or packaging, restrictions on the use of certain materials in or on design aspects of its products or product packaging, and responsibility for disposal of products or product packaging. They also include several regulations for chemical substance in products, such as the European Union Directive on the Restriction on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (RoHS Directive), the European Union Directive on Waste Electrical and Electronic Equipment (WEEE Directive), the European Union’s Registration, Evaluation, Authorization and Restriction of Chemicals (REACH), and similar regulations required in other countries and areas including China. Based on our periodic reviews of the operating policies and practices at all of our facilities, Kyocera believes that it is not involved in any pending or threatened proceedings that would require curtailment of its business, and its operations are currently in substantial compliance, in all material respects, with all applicable environmental laws and regulations. Accordingly, the cost of continuing compliance will not be considered to have a material effect on our financial condition or results of operations.

In addition to the above environmental regulations, AVX Corporation, a U.S. based subsidiary, has been identified by the United States Environmental Protection Agency (EPA), state governmental agencies or other private parties as a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) or equivalent state or local laws for clean-up and response costs associated with certain sites at which remediation is required with respect to prior contamination. Because CERCLA has generally been construed to authorize joint and several liability, the EPA could seek to recover all clean-up costs from any one of the PRPs at a site despite the involvement of other PRPs. At certain sites, financially responsible PRPs other than AVX Corporation also are, or have been, involved in site investigation and clean-up activities. AVX Corporation believes that liability resulting from these sites will be apportioned between AVX Corporation and other PRPs.

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

As to the proposed financial settlement among AVX Corporation, the EPA and Commonwealth of Massachusetts regarding the New Bedford Harbor Superfund Site, and the effects on our financial condition or results of operations with respect to this matter, please refer to “The proposed financial settlement among AVX Corporation, the U.S. Environmental Protection Agency and Commonwealth of Massachusetts regarding the New Bedford Harbor Superfund Site” in Item 5.A. “Operating Results” of this annual report on Form 20-F on page 31.

Other Regulation

Kyocera’s subsidiary conducted transactions with Iran-related organizations in fiscal 2013, which Kyocera is required to disclose under Section 13(r) of the Securities Exchange Act of 1934, as amended. TA Triumph-Adler Norddeutschland GmbH (TANG), a wholly-owned subsidiary of TA Triumph-Adler GmbH, which is a wholly-owned German-based subsidiary of Kyocera Document Solutions Inc., has a lease and service maintenance contract for multifunctional peripheral machines and printers with a branch of Bank Saderat Iran in Hamburg, Germany, of which one of the major shareholders is the Government of Iran. This contract began from October 2007 and will end in September 2013, and currently TANG does not intend to renew this contract. Total sales and interest revenue under this contract were approximately ¥172 thousand and ¥55 thousand, respectively. The total net profits were substantially less than those amounts. TANG also has a lease and service maintenance contract for multifunctional peripheral machines with Intra Chem Trading GmbH in Hamburg, Germany, a petrochemical company which is a German-based subsidiary of a petrochemical company in Iran. This contract began from August 2008 and will end in July 2013, and currently TANG does not intend to renew this contract. Total sales and interest revenue under this contract were approximately ¥49 thousand and ¥18 thousand, respectively. The total net profits were substantially less than those amounts. Kyocera believes these transactions made by TANG were conducted in compliance with the applicable laws in Germany.

C. Organizational Structure

We had 228 subsidiaries and affiliates as of March 31, 2013. Our management structure is based on a business segment structure. Therefore, the management of each segment is conducted uniformly regardless of whether our operations are conducted by the parent company or by one of our subsidiaries.

The following table sets forth information, as of March 31, 2013, with respect to our significant subsidiaries.

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
(1) Fine Ceramic Parts Group

Kyocera Industrial Ceramics Corporation	United States	100.00%	Manufacture and sale of fine ceramic-related products and thin film devices

(2) Semiconductor Parts Group

Kyocera SLC Technologies Corporation	Japan	100.00%	Development, manufacture and sale of organic multilayer packages and substrates

Shanghai Kyocera Electronics Co., Ltd.	China	100.00%	Manufacture and sale of fine ceramic-related products and electronic devices

Kyocera America, Inc.	United States	100.00%	Development, manufacture and sale of fine ceramic-related products

(3) Applied Ceramic Products Group

Kyocera Solar Corporation	Japan	100.00%	Sale of solar energy products

Kyocera (Tianjin) Solar Energy Co., Ltd.	China	90.00%	Manufacture of solar energy products

Kyocera Solar, Inc.	United States	100.00%	Manufacture and sale of solar energy products

Kyocera Solar Europe S.R.O.	Czech	100.00%	Manufacture of solar energy products

Kyocera Precision Tools Korea Co., Ltd.	Korea	90.00%	Manufacture and sale of cutting tools

Kyocera Tycom Corporation	United States	100.00%	Manufacture and sale of cutting tools

Kyocera Unimerco A/S	Denmark	100.00%	Development, manufacture and sale of cutting tools

Kyocera Medical Corporation	Japan	77.00%	Development, manufacture and sale of medical material

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
(4) Electronic Device Group

Kyocera Connector Products Corporation	Japan	100.00%	Development, manufacture and sale of electronic devices

Kyocera Crystal Device Corporation	Japan	100.00%	Development and manufacture of electronic devices

Kyocera Crystal Device (Thailand) Co., Ltd.	Thailand	100.00%	Manufacture of electronic devices

Kyocera Display Corporation	Japan	100.00%	Development and sale of electronic devices

Kyocera Display (Zhangjiagang) Co., Ltd.	China	100.00%	Manufacture of electronic devices

Dongguan Shilong Kyocera Co., Ltd.	China	90.00%	Manufacture of cutting tools and thin-film devices

AVX Corporation	United States	72.23%	Development, manufacture and sale of electronic devices

(5) Telecommunications Equipment Group

Kyocera Telecom Equipment (Malaysia) Sdn. Bhd.	Malaysia	100.00%	Manufacture of telecommunications equipment

Kyocera Communications, Inc.	United States	100.00%	Sale of telecommunications equipment

(6)Information Equipment Group

Kyocera Document Solutions Inc.	Japan	100.00%	Development and manufacture of information equipment

Kyocera Document Solutions Japan Inc.	Japan	100.00%	Sale of information equipment mainly in Japan

Kyocera Document Technology (Dongguan) Co., Ltd.	China	92.76%	Manufacture of information equipment

Kyocera Document Solutions America, Inc.	United States	100.00%	Sale of information equipment mainly in North America

Kyocera Document Solutions Europe B.V.	Netherlands	100.00%	Sale of information equipment mainly in Europe

Kyocera Document Solutions Deutschland GmbH	Germany	100.00%	Sale of information equipment mainly in Europe

TA Triumph-Adler GmbH	Germany	100.00%	Sale of information equipment mainly in Europe

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
(7) Others

Kyocera Communication Systems Co., Ltd.	Japan	76.30%	Information systems and telecommunication services

Kyocera Chemical Corporation	Japan	100.00%	Development, manufacture and sale of electrical insulation materials

Kyocera Realty Development Co., Ltd.	Japan	100.00%	Real estate services

(8) Regional Holding or Sales Companies

Kyocera (China) Sales & Trading Corporation	China	90.00%	Sale of fine ceramic-related products, cutting tools mainly in China

Kyocera Korea Co., Ltd.	Korea	100.00%	Sale of fine ceramic-related products mainly in Korea

Kyocera Asia Pacific Pte. Ltd.	Singapore	100.00%	Sale of fine ceramic-related products, solar energy products and electronic devices mainly in Asia

Kyocera International, Inc.	United States	100.00%	Holding company and headquarters of the subsidiaries in North America

Kyocera Fineceramics GmbH	Germany	100.00%	Sale of fine ceramic-related products, solar energy products and thin-film devices mainly in Europe

In addition to the above consolidated subsidiaries, Kyocera had 181 other consolidated subsidiaries as of March 31, 2013. Kyocera also had interests in one subsidiary accounted for by the equity method and 10 affiliates accounted for by the equity method as of March 31, 2013.

On April 1, 2013, Kyocera Crystal Device Corporation absorbed Kyocera Crystal Device Yamagata Corporation and Kyocera Crystal Device Miyama Corporation, which were its wholly owned subsidiaries.

On April 1, 2013, Kyocera Display Corporation absorbed Kyocera Display Hiroshima Corporation which was its wholly owned subsidiary, and succeeded to the liquid crystal display (LCD) related business, which was split off from Kyocera Corporation.

AVX Corporation, in our Electronic Device Group, is one of our most significant subsidiaries. Most of the electronic devices we produce for overseas sales are distributed through AVX Corporation by utilizing AVX Corporation’s wide range of marketing channels. We market passive components produced by AVX Corporation in the Japanese market. We also utilize AVX Corporation’s manufacturing process for ceramic capacitors to improve productivity and to enhance our competitiveness. In addition, AVX Corporation introduced our materials technologies into its ceramic capacitor production. We have been seeking better ways to cooperate in expanding our electronic device businesses. Currently, three of our directors are members of AVX Corporation’s board of directors and AVX Corporation’s chief executive officer is one of our directors. Within the Electronic Device Group, we have a close relationship with AVX Corporation in marketing, manufacturing, and research and development, and we are seeking and pursuing synergies to be a leading passive component manufacturer. AVX Corporation posted net loss of $64,312 thousand in fiscal 2013 and its performance has a significant impact on Kyocera’s results of operations and financial condition. See Item 5.A. “Operating Results” of this annual report on Form 20-F.

D. Property, Plants and Equipment

As of March 31, 2013, we had property, plants and equipment with a net book value of ¥268,824 million. During the five years ended March 31, 2013, we invested a total of ¥294,700 million for additions to property, plants and equipment. Our property, plants and equipment are subject to some material encumbrances or environmental issues. See Item 5.A. “Operating Results” of this annual report on Form 20-F.

The following table sets forth information with respect to our principal manufacturing facilities as of March 31, 2013.

Name of Plant	Location	Status	Floor Space	Lease Expires	Principal Products Manufactured
			(in thousands of square feet)
Japan

Hokkaido Kitami Plant	Kitami, Hokkaido	Owned	295		Telecommunications equipment, Semiconductor parts, Fine ceramic parts

Yamagata Higashine Plant	Higashine, Yamagata	Owned	379		Electronic components

Nagano Okaya Plant	Okaya, Nagano	Owned	387		Fine ceramic parts, Thin-film components, Cutting tools

Kawaguchi Plant	Kawaguchi, Saitama	Owned	389		Electrical insulation materials

Tamaki Plant	Watarai, Mie	Owned	292		Information equipment

Shiga Gamo Plant	Higashi-Ohmi, Shiga	Owned	690		Fine ceramic parts, Semiconductor parts

Shiga Yokaichi Plant	Higashi-Ohmi, Shiga	Owned	1,486		Fine ceramic parts, Thin-film components, Solar cells, Cutting tools

Shiga Yasu Plant	Yasu, Shiga	Owned	1,810		Solar cells, Thin- film components

Kyoto Ayabe Plant	Ayabe, Kyoto	Owned	288		Organic multilayer packages, Organic multilayer printed circuit boards

Hirakata Plant	Hirakata, Osaka	Owned	604		Information equipment

Name of Plant	Location	Status	Floor Space	Lease Expires	Principal Products Manufactured
			(in thousands of square feet)
Kagoshima Sendai Plant	Satsuma-Sendai, Kagoshima	Owned	1,992		Fine ceramic parts, Semiconductor parts, Cutting tools

Kagoshima Kokubu Plant	Kirishima, Kagoshima	Owned	2,466		Fine ceramic parts, Semiconductor parts, Electronic components

Kagoshima Hayato Plant	Kirishima, Kagoshima	Owned	278		Thin-film components
United States

Balboa Plant	San Diego, California	Owned	300		Semiconductor parts

Myrtle Beach Plant	Myrtle Beach, South Carolina	Owned	308		Electronic components

Fountain Inn Plant	Fountain Inn, South Carolina	Owned	300		Electronic components
El Salvador

San Salvador Plant	San Salvador	Owned	420		Electronic components
France

Saint-Apollinaire Plant	Saint-Apollinaire	Leased	322	2016	Electronic components
Czech Republic

Lanskroun Plant	Lanskroun	Owned	500		Electronic components

Uherske Hradiste Plant	Uherske Hradiste	Owned	470		Electronic components

Kadan Plant	Kadan	Owned	295		Solar modules

China

Tianjin Plant	Tianjin	Owned	520		Electronic components

Tianjin Plant	Tianjin	Owned	355		Electronic components

Tianjin Plant	Tianjin	Owned	308		Solar modules

Shanghai Pudong Plant	Shanghai	Owned	1,132		Semiconductor parts, Electronic components

Zhangjiagang Plant	Zhangjiagang, Jiangsu	Owned	365		Thin-film components

Shilong Plant	Dongguan, Guangdong	Owned	2,331		Information equipment

Shilong Plant	Dongguan, Guangdong	Owned	696		Cutting tools, Thin- film components

Name of Plant	Location	Status	Floor Space	Lease Expires	Principal Products Manufactured
			(in thousands of square feet)
Thailand

Thailand Plant	Thailand	Owned	264		Electronic components
Malaysia

Malaysia Plant	Malaysia	Owned	315		Telecommunications equipment

Malaysia Plant	Malaysia	Leased	300	2014	Electronic components

Item 4A.    Unresolved Staff Comments

We are a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding our periodic reports under that Act not less than 180 days before the end of the fiscal year ended March 31, 2013 and which remain unresolved as of the date of the filing of this annual report on Form 20-F with the Commission.

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

In fiscal 2013, despite increases in public investment and personal consumption, the Japanese economy weakened due primarily to a decrease in exports reflecting a slowdown from the second quarter (July 1 to September 30, 2012) in economies overseas, particularly in Europe and Asia, and to stagnant growth in capital investment in the corporate sector. With respect to the overseas economic environment, the U.S. economy expanded moderately on the back of growth in personal consumption and recovery in housing investment. On the other hand, the European economy remained in a recessionary phase due to the lingering impact of the financial crisis. The slowdown in the Chinese economy intensified due mainly to weakening exports.

In the digital consumer equipment market, which is the principal market for Kyocera, shipment volume was slow overall for conventional mobile phone handsets, PCs and flat-screen TVs despite significant growth for smartphones and tablet PCs compared with fiscal 2012. In contrast, the solar energy market in Japan expanded substantially due primarily to growth in demand in the residential sector and a sharp increase in demand in the public and industrial sectors, which includes mega-solar power projects, as a result of the introduction of the feed-in tariff for renewable energy in July 2012.

Average exchange rates for fiscal 2013 were ¥83 to the U. S. dollar, marking depreciation of ¥4 (approximately 5%) from ¥79 for fiscal 2012, and ¥107 to the Euro, marking appreciation of ¥2 (approximately 2%) from ¥109 for fiscal 2012. Mainly as a result of the effect of the yen’s depreciation against the U.S. dollar, net sales and income before income taxes for fiscal 2013 were pushed up by approximately ¥21 billion and ¥2.5 billion, respectively, compared with fiscal 2012.

Consolidated net sales for fiscal 2013 increased by ¥89,184 million, or 7.5%, to ¥1,280,054 million, compared with ¥1,190,870 million for fiscal 2012, due primarily to sales growth in the Applied Ceramic Products Group and the Semiconductor Parts Group and the full-year contribution from Kyocera Display Corporation, which became a consolidated subsidiary in February 2012. Profit from operations decreased by ¥20,749 million, or 21.2%, to ¥76,926 million, compared with ¥97,675 million for fiscal 2012 due to the recording of a charge of ¥21,300 million for environmental remediation in New Bedford Harbor, Massachusetts in the United States by AVX Corporation, a U.S. subsidiary. Income before income taxes decreased by ¥13,530 million, or 11.8%, to ¥101,363 million, compared with ¥114,893 million for fiscal 2012. Net income attributable to shareholders of Kyocera Corporation for fiscal 2013 decreased by ¥12,884 million, or 16.2%, to ¥66,473 million, compared with ¥79,357 million for fiscal 2012.

The proposed financial settlement among AVX Corporation, the U.S. Environmental Protection Agency and Commonwealth of Massachusetts regarding the New Bedford Harbor Superfund Site

AVX Corporation, a U.S.-based subsidiary, has been identified by the United States Environmental Protection Agency (EPA), state governmental agencies or other private parties as a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) or equivalent state or local laws for clean-up and response costs associated with certain sites at which remediation is required with respect to prior contamination. Because CERCLA has generally been construed to authorize joint and several liability, the EPA could seek to recover all clean-up costs from any one of the PRPs at a site despite the involvement of other PRPs. At certain sites, financially responsible PRPs other than AVX Corporation also are, or have been, involved in site investigation and clean-up activities. AVX Corporation believes that liability resulting from these sites will be apportioned between AVX Corporation and other PRPs.

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

In 1991, in connection with a consent decree, AVX Corporation paid ¥8,878 million ($66 million), plus interest, toward the environmental conditions at, and remediation of, New Bedford Harbor in the Commonwealth of Massachusetts (the harbor) in settlement with the United States and the Commonwealth of Massachusetts, subject to reopener provisions, including a reopener if certain remediation costs for the site exceed ¥12,267 million ($130.5 million).

On April 18, 2012, the EPA issued to AVX Corporation a Unilateral Administrative Order (UAO) directing AVX Corporation to perform the Remedial Design, the Remedial Action and Operation and Maintenance as set forth in the UAO, for the harbor clean-up, pursuant to the reopener provision. The original effective date set forth in the UAO was June 18, 2012 (and subsequently extended to September 3, 2013), pursuant to which AVX Corporation had to inform the EPA if it intends to comply with the UAO.

On October 10, 2012, the EPA, the United States, and the Commonwealth of Massachusetts and AVX Corporation announced that they had reached a financial settlement with respect to the EPA’s ongoing clean-up of the harbor. That agreement is contained in a Supplemental Consent Decree that modifies certain provisions of the 1992 Consent Decree, including elimination of the governments’ right to invoke the clean-up reopener provisions in the future. In accordance with the settlement, AVX Corporation will pay ¥34,428 million ($366.25 million), plus interest computed from August 1, 2012, in three installments over a two-year period for use by the EPA and the Commonwealth to complete the clean-up of the harbor, and the EPA will withdraw the UAO. The settlement requires approval by the United States District Court before becoming final. The timing of any such approval is uncertain.

AVX Corporation has recorded a liability for the full amount of the proposed settlement, resulting in charges of ¥7,900 million ($100 million) and ¥21,300 million ($266.25 million) in the years ended March 31, 2012 and 2013, respectively. Kyocera included these charges in selling, general and administrative expenses in the consolidated statements of income for the years ended March 31, 2012 and 2013, respectively.

Results of Operations

Fiscal 2013 compared with Fiscal 2012

The following table shows a summary of Kyocera’s results of operations for fiscal 2012 and fiscal 2013:

	Years ended March 31,				Increase (Decrease)
	2012		2013
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Net sales	¥1,190,870	100.0	¥1,280,054	100.0	¥89,184	7.5
Cost of sales	870,143	73.1	952,350	74.4	82,207	9.4

Gross profit	320,727	26.9	327,704	25.6	6,977	2.2
Selling, general and administrative expenses	223,052	18.7	250,778	19.6	27,726	12.4

Profit from operations	97,675	8.2	76,926	6.0	(20,749)	(21.2)
Interest and dividend income	13,966	1.2	14,666	1.1	700	5.0
Interest expense	(2,042)	(0.2)	(1,890)	(0.2)	152	—
Foreign currency transaction gains, net	4,533	0.4	5,136	0.4	603	13.3
Gains on sales of securities, net	337	0.0	4,542	0.4	4,205	—
Other, net	424	0.0	1,983	0.2	1,559	367.7

	17,218	1.4	24,437	1.9	7,219	41.9

Income before income taxes	114,893	9.6	101,363	7.9	(13,530)	(11.8)
Income taxes	30,135	2.5	34,012	2.6	3,877	12.9

Net income	84,758	7.1	67,351	5.3	(17,407)	(20.5)
Net income attributable to noncontrolling interests	(5,401)	(0.4)	(878)	(0.1)	4,523	—

Net income attributable to shareholders of Kyocera Corporation	¥79,357	6.7	¥66,473	5.2	¥(12,884)	(16.2)

Net Sales

Net sales in fiscal 2013 increased by ¥89,184 million, or 7.5%, to ¥1,280,054 million, compared with ¥1,190,870 million in fiscal 2012.

In fiscal 2013, net sales increased compared with fiscal 2012 due primarily to sales growth in the Applied Ceramic Products Group and the Semiconductor Parts Group and the full-year contribution from Kyocera Display Corporation, which became a consolidated subsidiary in February 2012. Mainly as a result of the effect of the yen’s depreciation against the U.S. dollar, net sales after translation into the yen in fiscal 2013 were pushed up by approximately ¥21,000 million, compared with fiscal 2012.

Net sales in the Components Business in fiscal 2013 increased by ¥82,805 million, or 12.9%, to ¥725,102 million, compared with ¥642,297 million in fiscal 2012. Net sales in the Equipment Business in fiscal 2013 increased by ¥5,722 million, or 1.4%, to ¥427,848 million, compared with ¥422,126 million in fiscal 2012.

For details regarding net sales, please refer to page 36, “Business Overview by Reporting Segment.”

Net Sales by Geographic Segment

The following table shows a breakdown of Kyocera’s total consolidated net sales in fiscal 2012 and fiscal 2013, distinguishing between domestic and overseas sales and, with respect to overseas sales, showing the geographical areas in which such sales were made:

	Years ended March 31,				Increase (Decrease)
	2012		2013
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Japan	¥559,344	47.0	¥574,202	44.9	¥14,858	2.7
Asia	205,469	17.2	235,520	18.4	30,051	14.6
United States of America	166,706	14.0	215,032	16.8	48,326	29.0
Europe	204,887	17.2	198,868	15.5	(6,019)	(2.9)
Others	54,464	4.6	56,432	4.4	1,968	3.6

Net sales	¥1,190,870	100.0	¥1,280,054	100.0	¥89,184	7.5

Sales in Japan increased compared with fiscal 2012 due mainly to sales growth in the solar energy business, despite a decrease in sales in the Telecommunications Equipment Group affected by a decline in sales volume of mobile phone handsets.

Sales in Asia increased compared with fiscal 2012 due primarily to an increase in sales in component for digital consumer equipment and in the solar energy business.

Sales in the United States of America increased compared with fiscal 2012 due to the full-year contribution from Kyocera Display Corporation, which became a consolidated subsidiary in February 2012, and increased sales in the Telecommunications Equipment Group resulting from increased sales of mobile phone handsets.

Sales in Europe decreased compared with fiscal 2012 affected by a decline in demand in the solar energy business and the yen’s appreciation against the Euro.

Sales in Others increased compared with fiscal 2012 due mainly to an increase in sales in the Information Equipment Group.

Cost of Sales and Gross Profit

In fiscal 2013, cost of sales increased by ¥82,207 million, or 9.4%, to ¥952,350 million from ¥870,143 million in fiscal 2012. This is due mainly to the full-year impact from the production activity of Kyocera Display Corporation, which became a consolidated subsidiary in February 2012, as well as the expansion of production volume in the solar energy business.

Raw material costs of ¥384,509 million accounted for 40.4% of total cost of sales in fiscal 2013, which increased by ¥51,338 million, or 15.4%, from ¥333,171 million in fiscal 2012. Labor costs of ¥179,040 million accounted for 18.8% of total cost of sales in fiscal 2013, which increased by ¥8,045 million, or 4.7%, from ¥170,995 million in fiscal 2012. Depreciation expense of ¥54,214 million accounted for 5.7% of total cost of sales in fiscal 2013, which increased by ¥1,976 million, or 3.8%, from ¥52,238 million in fiscal 2012.

As a result, gross profit in fiscal 2013 increased by ¥6,977 million, or 2.2%, to ¥327,704 million from ¥320,727 million in fiscal 2012. The gross profit ratio to net sales decreased by 1.3 percentage points from 26.9% to 25.6%.

Selling, General & Administrative Expenses and Profit from Operations

In fiscal 2013, selling, general and administrative expenses increased by ¥27,726 million, or 12.4%, to ¥250,778 million from ¥223,052 million in fiscal 2012. This is due to an increase by ¥13,400 million of the environmental remediation charge at AVX Corporation as well as the full-year impact from the sales activity of Kyocera Display Corporation, which became a consolidated subsidiary in February 2012. The ratio of selling, general and administrative expenses to net sales was 19.6% in fiscal 2013, an increase of 0.9 percentage points as compared with 18.7% in fiscal 2012.

Labor costs of ¥126,691 million accounted for 50.5% of total selling, general and administrative expenses in fiscal 2013, which increased by ¥11,433 million, or 9.9%, from ¥115,258 million in fiscal 2012. Sales promotion and advertising costs of ¥38,246 million accounted for 15.3% in fiscal 2013, which increased by ¥3,474 million, or 10.0%, from ¥34,772 million in fiscal 2012. Depreciation expense of ¥13,886 million accounted for 5.5% in fiscal 2013, which increased by ¥96 million, or 0.7%, from ¥13,790 million in fiscal 2012.

As a result, profit from operations in fiscal 2013 decreased by ¥20,749 million, or 21.2%, to ¥76,926 million, compared with ¥97,675 million in fiscal 2012. The operating margin decreased by 2.2 percentage points to 6.0% in fiscal 2013, compared with 8.2% in fiscal 2012.

Interest and Dividend Income

Interest and dividend income in fiscal 2013 increased by ¥700 million, or 5.0%, to ¥14,666 million, compared with ¥13,966 million in fiscal 2012. This was due mainly to an increase in dividend income from KDDI Corporation.

Interest Expense

Interest expense in fiscal 2013 decreased by ¥152 million, or 7.4%, to ¥1,890 million, compared with ¥2,042 million in fiscal 2012. This was due mainly to a decrease in short-term and long-term debts at TA Triumph-Adler GmbH, a German subsidiary of Kyocera Document Solutions Inc.

Foreign Currency Translation

During fiscal 2013, the average exchange rate for the yen depreciated by ¥4, or 5.1%, against the U.S. dollar and appreciated by ¥2, or 1.8%, against the Euro, as compared with fiscal 2012. At March 31, 2013, the yen depreciated by ¥12, or 14.6%, against the U.S. dollar, and by ¥11, or 10.0%, against the Euro, as compared with March 31, 2012. Kyocera recorded foreign currency transaction gains of ¥5,136 million in fiscal 2013.

Kyocera typically enters into forward exchange contracts to minimize currency exchange risks on foreign currency denominated receivables and payables. Kyocera confines its use of forward exchange contracts for hedging its foreign exchange exposures, and does not utilize forward exchange contracts for trading purposes.

Gains and Losses from Investments

Losses on equity method investments in fiscal 2013 resulted in ¥155 million, an increase of ¥119 million, or 330.6%, compared with ¥36 million in fiscal 2012.

Gains on sales of securities in fiscal 2013 increased by ¥4,205 million to ¥4,542 million, compared with ¥337 million in fiscal 2012.

Losses on impairment of securities in fiscal 2013 decreased by ¥531 million, or 42.1%, to ¥729 million, compared with ¥1,260 million in fiscal 2012.

Income before Income Taxes

Income before income taxes in fiscal 2013 decreased by ¥13,530 million, or 11.8%, to ¥101,363 million compared with ¥114,893 million in fiscal 2012. Margin of income before income taxes against net sales decreased by 1.7 percentage points to 7.9% compared with 9.6% in fiscal 2012.

Profit from operations decreased due to the recording of the charge of ¥21,300 million for an environmental remediation at AVX Corporation. Income before income taxes decreased due to the decrease of profit from operations, despite of an increase in other income, such as gains on sales of securities, dividend income and foreign currency transaction gains. Income before income taxes after translation into the yen for fiscal 2013 was pushed up by approximately ¥2,500 million due to the impact of the yen’s depreciation against the U.S. dollar compared with fiscal 2012.

Operating profit in the Components Business in fiscal 2013 decreased by ¥10,968 million, or 17.4%, to ¥51,903 million, compared with ¥62,871 million in fiscal 2012. Operating profit in the Equipment Business in fiscal 2013 decreased by ¥7,830 million, or 25.3%, to ¥23,090 million, compared with ¥30,920 million in fiscal 2012.

For a detail of income before taxes, please refer to page 36, “Business Overview by Reporting Segment.”

Income Taxes

Current and deferred income taxes in fiscal 2013 increased by ¥3,877 million, or 12.9%, to ¥34,012 million compared with ¥30,135 million in fiscal 2012.

The effective tax rate of 33.6% in fiscal 2013 was 7.4 percentage points higher than the effective rate of 26.2% in fiscal 2012. The increases were due mainly to the enactment of new Japanese tax rates in fiscal 2012, which decreased the statutory tax rates for temporary difference expected to be realized in the subsequent periods. The enactment resulted in the reduction of income tax in fiscal 2012 due to the amounts of reversal related to deferred tax liabilities exceeded the amounts of reversal related to deferred tax assets. The effective tax rate in fiscal 2013 is lower than the Japanese statutory tax rate of 38.0% by 4.4 percentage points, due mainly to a decrease related to the difference in statutory tax rates of foreign subsidiaries.

Net Income Attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests in fiscal 2013 amounted to ¥878 million. Net income attributable to noncontrolling interests in fiscal 2013 decreased by ¥4,523 million, or 83.7%, compared with ¥5,401 million in fiscal 2012. This mainly reflected that AVX Corporation, which accounted for approximately 30% of noncontrolling ownership interests, posted net loss due mainly to the recording of an environmental remediation charge.

Business Overview by Reporting Segment

The following table shows a breakdown of Kyocera’s total consolidated net sales in fiscal 2012 and fiscal 2013 by the seven reporting segments:

	Years ended March 31,				Increase (Decrease)
	2012		2013
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥80,372	6.7	¥74,852	5.9	¥(5,520)	(6.9)
Semiconductor Parts Group	153,420	12.9	167,241	13.1	13,821	9.0
Applied Ceramic Products Group	179,784	15.1	211,439	16.5	31,655	17.6
Electronic Device Group	228,721	19.2	271,570	21.2	42,849	18.7

Total Components Business	642,297	53.9	725,102	56.7	82,805	12.9
Telecommunications Equipment Group	178,669	15.0	177,314	13.8	(1,355)	(0.8)
Information Equipment Group	243,457	20.4	250,534	19.6	7,077	2.9

Total Equipment Business	422,126	35.4	427,848	33.4	5,722	1.4
Others	151,987	12.8	159,902	12.5	7,915	5.2
Adjustments and eliminations	(25,540)	(2.1)	(32,798)	(2.6)	(7,258)	—

Net sales	¥1,190,870	100.0	¥1,280,054	100.0	¥89,184	7.5

The following table shows a breakdown of Kyocera’s total consolidated income before income taxes, and operating profit for fiscal 2012 and fiscal 2013 by the seven reporting segments:

	Years ended March 31,				Increase (Decrease)
	2012		2013
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥12,622	15.7	¥7,614	10.2	¥(5,008)	(39.7)
Semiconductor Parts Group	27,754	18.1	30,379	18.2	2,625	9.5
Applied Ceramic Products Group	6,459	3.6	17,924	8.5	11,465	177.5
Electronic Device Group	16,036	7.0	(4,014)	—	(20,050)	—

Total Components Business	62,871	9.8	51,903	7.2	(10,968)	(17.4)
Telecommunications Equipment Group	1,469	0.8	1,340	0.8	(129)	(8.8)
Information Equipment Group	29,451	12.1	21,750	8.7	(7,701)	(26.1)

Total Equipment Business	30,920	7.3	23,090	5.4	(7,830)	(25.3)
Others	8,054	5.3	10,542	6.6	2,488	30.9

Operating profit	101,845	8.6	85,535	6.7	(16,310)	(16.0)
Corporate gains and equity in losses of affiliates and unconsolidated subsidiaries	13,840	—	17,248	—	3,408	24.6
Adjustments and eliminations	(792)	—	(1,420)	—	(628)	—

Income before income taxes	¥114,893	9.6	¥101,363	7.9	¥(13,530)	(11.8)

*	% to net sales of each corresponding segment

(1) Fine Ceramic Parts Group

Sales in this reporting segment for fiscal 2013 decreased by ¥5,520 million, or 6.9%, to ¥74,852 million, compared with ¥80,372 million in fiscal 2012. The decrease in sales was due to stagnation in component demand in the industrial machinery market, including for semiconductor fabrication equipment, and in the digital consumer equipment market, despite sales being pushed up by approximately ¥500 million compared with fiscal 2012 due to the yen’s depreciation.

Operating profit in this reporting segment for fiscal 2013 decreased by ¥5,008 million, or 39.7%, to ¥7,614 million, compared with ¥12,622 million in fiscal 2012. The main reasons for this decrease were a decline in capacity utilization ratio in line with the decline in sales as well as product price erosion.

(2) Semiconductor Parts Group

Sales in this reporting segment for fiscal 2013 increased by ¥13,821 million, or 9.0%, to ¥167,241 million, compared with ¥153,420 million in fiscal 2012. The increase in sales was due to growth in demand for ceramic packages mainly for smartphones and the effects of the yen’s depreciation, which pushed up sales by approximately ¥4,500 million compared with fiscal 2012.

Operating profit in this reporting segment for fiscal 2013 increased by ¥2,625 million, or 9.5%, to ¥30,379 million, compared with ¥27,754 million in fiscal 2012. The main reasons for this were an increase of approximately ¥2,000 million due to sales growth and the effects of the yen’s depreciation, which also pushed up profit by approximately ¥2,000 million, despite an increase of approximately ¥1,000 million in depreciation due to an increase in capital expenditures.

(3) Applied Ceramic Products Group

Sales in this reporting segment for fiscal 2013 increased by ¥31,655 million, or 17.6%, to ¥211,439 million, compared with ¥179,784 million in fiscal 2012. This increase was due to growth in the solar energy business as well as the yen’s depreciation, which pushed up sales by approximately ¥2,500 million compared with fiscal 2012.

Sales in the solar energy business increased significantly due to increased shipment volume of around 50% on a global basis compared with fiscal 2012 on the back of considerable growth in demand in the Japanese market, despite a decline of around 20% in product prices compared with fiscal 2012, affected by intensifying competition.

Operating profit in this reporting segment for fiscal 2013 increased by ¥11,465 million, or 177.5%, to ¥17,924 million, compared with ¥6,459 million in fiscal 2012. Despite an increase of approximately ¥1,000 million as the combined total for depreciation and R&D expenses compared with fiscal 2012, the surge in operating profit was due to the effects of higher sales, which pushed up profit by approximately ¥6,500 million, an increase of approximately ¥4,500 million as a result of a decrease in write-down of inventories, and promoting cost reductions by approximately ¥1,000 million, as well as an increase of approximately ¥500 million as a result of the yen’s depreciation.

(4) Electronic Device Group

Sales in this reporting segment for fiscal 2013 increased by ¥42,849 million, or 18.7%, to ¥271,570 million, compared with ¥228,721 million in fiscal 2012. The increase in sales was due to the full-year contribution from Kyocera Display Corporation, which became a consolidated subsidiary in February 2012, despite a decrease in sales of components for the digital consumer equipment and industrial machinery markets due primarily to stagnant demand and price declines. In addition, sales were pushed up by approximately ¥9,500 million compared with fiscal 2012 due to the yen’s depreciation.

Operating loss of ¥4,014 million was recorded in this reporting segment for fiscal 2013, marking a decrease of ¥20,050 million compared with operating profit of ¥16,036 million in fiscal 2012. This decline was due to an increase by ¥13,400 million of the environmental remediation charge at AVX Corporation coupled with the impact of a decrease in sales of major components in this reporting segment, despite profit being pushed up by approximately ¥2,000 million due to the yen’s depreciation.

(5) Telecommunications Equipment Group

Sales in this reporting segment for fiscal 2013 decreased by ¥1,355 million, or 0.8%, to ¥177,314 million, compared with ¥178,669 million in fiscal 2012. The decrease in sales was due to a decline in sales volume of mobile phone handsets in Japan resulting from deceleration of growth and intensifying competition, despite growth in sales overseas on a local currency basis and the yen’s depreciation, which pushed up sales by approximately ¥4,000 million compared with fiscal 2012.

Operating profit in this reporting segment for fiscal 2013 decreased slightly by ¥129 million, or 8.8%, to ¥1,340 million, compared with ¥1,469 million in fiscal 2012. The year-on-year decline in operating profit was due to an increase of approximately ¥5,000 million in write-down of inventories, despite an increase of approximately ¥2,500 million due primarily to improved profitability in the overseas business, an increase of approximately ¥1,500 million due to lower depreciation and amortization costs, and the yen’s depreciation, which pushed up profit by approximately ¥1,000 million.

(6) Information Equipment Group

Sales in this reporting segment for fiscal 2013 increased by ¥7,077 million, or 2.9%, to ¥250,534 million, compared with ¥243,457 million in fiscal 2012. This increase was due mainly to an increase of approximately 20% in sales in developing countries mainly Asia and Russia compared with fiscal 2012 on the back of efforts to actively introduce new products and cultivate new markets amid a tough business environment characterized by sluggish growth in the global market and fierce price competition.

Operating profit in this reporting segment for fiscal 2013 decreased by ¥7,701 million, or 26.1%, to ¥21,750 million, compared with ¥29,451 million in fiscal 2012. Although profit was pushed up by approximately ¥3,000 million due to the effects of higher sales, the main reasons for the decrease were an increase of approximately ¥7,000 million in selling, general and administrative expenses, primarily consisting of sales promotion costs, and the impact of the yen’s appreciation against Euro, which pushed down profit by approximately ¥3,000 million.

(7) Others

Sales in this reporting segment for fiscal 2013 increased by ¥7,915 million, or 5.2%, to ¥159,902 million, compared with ¥151,987 million in fiscal 2012. The increase in sales was due to growth in sales of approximately ¥10,000 million at Kyocera Communication Systems Co., Ltd., led by the engineering business.

Operating profit in this reporting segment for fiscal 2013 increased by ¥2,488 million, or 30.9%, to ¥10,542 million, compared with ¥8,054 million in fiscal 2012. This was due to an increase of approximately ¥1,500 million as a result of higher sales coupled with a decrease of approximately ¥1,500 million in R&D expenses for new businesses.

(8) Corporate gains and equity in losses of affiliates and unconsolidated subsidiaries

Corporate income and losses mainly constitute gains or losses related to financial assets, and income related to management supporting service provided by Kyocera’s head office to each reporting segment. The income increased by ¥3,408 million, or 24.6%, to ¥17,248 million, due mainly to an increase in gains on sales of securities, compared with ¥13,840 million in fiscal 2012.

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

For details regarding net sales, please refer to page 43, “Business Overview by Reporting Segment.”

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

For a detail of income before taxes, please refer to page 43, “Business Overview by Reporting Segment.”

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

In fiscal 2012, Kyocera recognized inventory write-downs of ¥11,486 million mainly in the Applied Ceramic Products Group and the Telecommunications Equipment Group, and in fiscal 2013, recognized inventory write-downs of ¥11,507 million mainly in the Telecommunications Equipment Group. Kyocera recorded these write-downs to adjust the carrying amount to market value due to decreases in sales price arising from short lives of products or rapidly worsening market conditions. If the market conditions or demand for the products are less favorable than Kyocera’s projections, additional write-downs may be required.

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

Kyocera recognized losses on impairment of debt and equity securities of ¥1,260 million and ¥729 million in fiscal 2012 and 2013, respectively.

Kyocera is currently a major shareholder of KDDI Corporation. The price fluctuation of the shares of KDDI Corporation may affect Kyocera’s financial conditions. The unrealized gain on the shares of KDDI Corporation held by Kyocera at March 31, 2013 had increased by ¥136,297 million, or 235.3%, to ¥194,216 million compared with that of ¥57,919 million at March 31, 2012, due to a fluctuation of the market price of the shares of KDDI Corporation. For detailed information on the gross unrealized gain or loss, see Note 3 to the Consolidated Financial Statements in this annual report on Form 20-F.

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

Goodwill and Other Intangible Assets

Goodwill and intangible assets with indefinite useful lives, rather than being amortized, are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment. Intangible assets with definite useful lives are amortized straight line over their respective estimated useful lives to their estimated residual values, and reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Kyocera concluded that there was no goodwill impairment at any reporting unit as of January 1, 2013.

The goodwill of ¥9,996 million which Kyocera acquired in fiscal 2013 was due mainly to the acquisition of the Tantalum Components Division of Nichicon Corporation by AVX Corporation included in Electronic Device Group and due mainly to the acquisition of the common stocks of MOTEX Inc. by Kyocera Communication Systems Co., Ltd. included in Others.

For detailed information of these acquisitions, see Note 2 and 9 to the Consolidated Financial Statements in this annual report on Form 20-F.

Deferred Tax Assets

Kyocera records deferred tax assets with valuation allowances to adjust their carrying amounts when it believes that it is more likely than not that the assets will not be realized. The valuation of deferred tax assets principally depends on the estimation of future taxable income and feasible tax planning strategies. If future taxable income is lower than expected due to future market conditions or poor operating results, significant adjustments to deferred tax assets may be required. At March 31, 2013, deferred tax assets amounted to ¥107,271 million, which Kyocera considers will reasonably be realized in the future. This estimate is reasonable when compared with the amounts of income from continuing operations before income taxes and income taxes in fiscal 2013.

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

Effect on projected benefit obligations as of March 31, 2013
(Yen in millions)
Discount rates:
0.25% decrease	¥5,184
0.25% increase	(4,992)

Effect on income before income taxes for the year ending March 31, 2014
(Yen in millions)
Discount rates:
0.25% decrease	¥(60)
0.25% increase	67
Expected rate of return on plan assets:
0.25% decrease	(359)
0.25% increase	359

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

As to a liability recorded at AVX Corporation for environmental remediation in New Bedford Harbor, Massachusetts in the U.S., please refer to “The proposed financial settlement among AVX Corporation, the U.S. Environmental Protection Agency and Commonwealth of Massachusetts regarding the New Bedford Harbor Superfund Site” in Item 5.A. “Operating Results” of this annual report on Form 20-F on page 31.

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

(a) Distributor Stock Rotation Program

Stock rotation is a program whereby distributors are allowed to return for credit, qualified inventory, semi-annually, equal to a certain percentage of the previous six months net sales. In accordance with ASC 605-15, an estimated sales allowance for stock rotation is recorded at the time of sale based on a percentage of distributor sales using historical trends, current pricing and volume information, other market specific information and input from sales, marketing and other key management personnel. These procedures require the exercise of significant judgments. Kyocera believes that these procedures enable Kyocera to make reliable estimates of future returns under the stock rotation program. Kyocera’s actual results have historically approximated its estimates. When the products are returned and verified, the distributor is given credit against their accounts receivables.

(b) Distributor Ship-from-Stock and Debit Program

Ship-from-Stock and Debit (ship and debit) is a program designed to assist distributors in meeting competitive prices in the marketplace on sales to their end customers. Ship and debit programs require a request from the distributor for a pricing adjustment of a specific part for a sale to the distributor’s end customers from the distributor’s stock. Ship and debit authorizations may cover current and future distributor activity for a specific part for a sale to their customers. In accordance with ASC 605, at the time Kyocera records the sales to distributors, an allowance for the estimated future distributor activities related to such sales is provided since it is probable that such sales to distributors will result in ship and debit activities. In accordance with ASC 605-15, Kyocera records an estimated sales allowance based on sales during the period, credits issued to distributors, distributor inventory levels, historical trends, market conditions, pricing trends noted in direct sales activity with original equipment manufacturers and other customers, and input from sales, marketing and other key management personnel. These procedures require the exercise of significant judgments. Kyocera believes that these procedures enable Kyocera to make reliable estimates of future credits under the ship and debit program. Kyocera’s actual results have historically approximated its estimates.

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

Uncertainty in Income Taxes

Kyocera records liabilities for unrecognized tax benefits based on the premise of being subject to income tax examination by tax authorities, when it is more likely than not that tax benefits associated with tax positions will not be sustained. Actual results such as settlements with taxing authorities may differ from the recognition accounted for under ASC 740, “Income Taxes.”

At March 31, 2013, gross unrecognized tax benefits amounted to ¥4,064 million. Kyocera does not anticipate the final resolution of procedures to have a material impact on the consolidated statements of income in the future.

Recently Adopted Accounting Standards

On April 1, 2012, Kyocera adopted the Financial Accounting Standard Board (FASB)‘s Accounting Standards Update (ASU) No. 2011-05, “Presentation of Comprehensive Income” and ASU No. 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.” ASU No. 2011-05 requires entities to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of net income and other comprehensive income. It eliminates the current option to present the components of other comprehensive income as part of the statement of equity. ASU No. 2011-05 also requires reclassification adjustments and the effect of those adjustments on net income and other comprehensive income to be disclosed on the face of financial statements, however, the effective date of this requirement is deferred indefinitely by ASU No. 2011-12. As these accounting standards are a provision for presentation, the adoption of these accounting standards did not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On April 1, 2012, Kyocera adopted the FASB’s ASU No. 2011-08, “Testing Goodwill for Impairment.” This accounting standard permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. An entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. As this accounting standard does not actually change how the impairment would be calculated, the adoption of this accounting standard did not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

Recently Issued Accounting Standards

In July 2012, the FASB issued ASU No. 2012-02, “Testing Indefinite-Lived Intangible Assets for Impairment.” This accounting standard permits an entity to first assess qualitative factors to determine whether it is more likely than not that the indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the impairment test. An entity is not required to calculate the fair value of the indefinite-lived intangible asset unless the entity determines that it is more likely than not that the indefinite-lived intangible asset is impaired. This accounting standard will be effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. As this accounting standard does not actually change how the impairment would be calculated, the adoption of this accounting standard will not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In January 2013, the FASB issued ASU No. 2013-01, “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.” This accounting standard clarifies that the scope of ASU No. 2011-11 applies to derivatives accounted for in accordance with ASC 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with ASC 210-20-45 or ASC 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. This accounting standard will be effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. As this accounting standard is a provision for disclosure, the adoption of this accounting standard will not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In February 2013, the FASB issued ASU No. 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” This accounting standard requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, this accounting standard requires an entity to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, this accounting standard required an entity to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. This accounting standard will be effective prospectively for annual reporting periods beginning after December 15, 2012, and interim periods within those annual periods. As this accounting standard is a provision for disclosure, the adoption of this accounting standard will not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In February 2013, the FASB issued ASU No. 2013-04, “Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date.” This accounting standard requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of the following: (a) The amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors (b) Any additional amount the reporting entity expects to pay on behalf of its co-obligors. The accounting standard also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. This accounting standard will be effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of this accounting standard is not expected to have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In March 2013, the FASB issued ASU No. 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity.” This accounting standard resolves the diversity in practice about whether ASC 810-10, Consolidation—Overall, or ASC 830-30, Foreign Currency Matters—Translation of Financial Statements, applies to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. In addition, this accounting standard resolves the diversity in practice for the treatment of business combinations achieved in stages involving a foreign entity. This accounting standard will be effective prospectively for fiscal years, and interim reporting periods within those years, beginning after December 15, 2013. The impact of this accounting standard on Kyocera’s consolidated results of operations, financial condition and cash flows will depend on the nature and significance of transactions after the adoption date.

B. Liquidity and Capital Resources

Capital Resources

Kyocera’s net cash provided by operating activities in fiscal 2013 was ¥109,489 million, and cash and cash equivalents at March 31, 2013 were ¥305,454 million. In addition, Kyocera also held significant amount of highly-liquid financial assets. Based on those facts, Kyocera does not expect to face any liquidity issue in the foreseeable future. In the short term, Kyocera expects cash demands for working capital and funds for capital expenditures required for the expansion of operations, contribution to pension plans and payments of dividends to shareholders. Kyocera’s primary source of short-term liquidity is cash generated by operations. Certain subsidiaries also generate capital in the form of loans from financial institutions. At March 31, 2013, Kyocera’s short-term borrowings and long-term debt including current portion totaled ¥33,807 million. The ratio to total assets of 1.5% continues to reflect a low level of dependence. Most borrowings were denominated in the Euro, the Japanese yen and the U.S. dollar, but certain borrowings were denominated in other foreign currencies. Details of these borrowings are described in “Tabular Disclosure of Contractual Obligations,” which also includes the information regarding obligations for the acquisition or construction of property, plant and equipment.

Capital expenditures in fiscal 2013 decreased by ¥9,720 million, or 14.6%, to ¥56,688 million compared with ¥66,408 million in fiscal 2012. In fiscal 2013, although Kyocera constructed new plants in Vietnam, it reduced its capital expenditures in the Components Business due mainly to the weak condition of the digital consumer equipment market. As a result, in fiscal 2013, capital expenditures decreased compared with fiscal 2012. R&D expenses in fiscal 2013 increased by ¥1,960 million, or 4.3%, to ¥47,519 million compared with ¥45,559 million in fiscal 2012. Almost all capital and R&D expenditures were funded by using cash at hand.

During fiscal 2014, Kyocera expects total capital expenditures to be approximately ¥75,000 million and total R&D expenses to be approximately ¥52,000 million. Kyocera expects that total capital expenditures will increase due mainly to the construction of new plants in Semiconductor Parts Group and Information Equipment Group in order to expand their production capacity. Kyocera also expects that R&D expenses will increase compared with fiscal 2013. Kyocera will promote R&D of new products in order to expand the business. Nearly all capital and R&D expenditures will be funded by using cash on hand. Kyocera intends to maintain proportion of capital and R&D expenditures to sales in fiscal 2014 almost as same level as in fiscal 2013. Kyocera believes that Kyocera needs to invest its resources continuously in the development of new business areas and enhancement of technology in order to create new products, commercialize advanced technologies and thereby secure future earnings streams.

Kyocera contributed ¥12,748 million to its benefit pension plans in fiscal 2013 and Kyocera expects to contribute ¥15,442 million to its benefit pension plans in fiscal 2014. At March 31, 2013, Kyocera’s funded status of its benefit pension plans ensured the sources of funds sufficient to cover the pension benefits paid to participants and beneficiaries, and large amounts of additional contributions are not considered to be necessary. Kyocera expects contributions to pension plan assets will be made by using cash at hand.

In fiscal 2013, Kyocera Corporation paid cash dividends totaling ¥22,013 million, at ¥120 per share. Kyocera Corporation received approval at the general meeting of shareholders held on June 26, 2013 for the payment of year-end dividends totaling ¥11,006 million, or ¥60 per share, on June 27, 2013 to all shareholders of record on March 31, 2013.

As described in Note 2 to the Consolidated Financial Statements, Kyocera acquired several businesses. In fiscal 2013, these acquisition costs, net of cash acquired were ¥18,533 million, and all acquisitions were funded by using cash at hand.

At March 31, 2013, Kyocera’s working capital totaled ¥941,753 million, an increase of ¥98,198 million, or 11.6%, compared with ¥843,555 million at March 31, 2012. Our working capital requirements, capital expenditures, debt repayments and other obligations were funded by using cash at hand.

Undistributed earnings of foreign subsidiaries which are intended to be reinvested indefinitely amounted to ¥268,554 million yen as of March 31, 2013. Accordingly, cash and cash equivalents and investments in securities amounts held by Kyocera’s foreign subsidiaries, totaling ¥205,857 million yen as of March 31, 2013, are not intended to be used as dividend distributions to Kyocera for use in Japan at present. Kyocera currently believes it does not need the cash and investments held by its foreign subsidiaries to be repatriated back to Japan at least in fiscal 2014 as it has adequate liquidity within Japan to support its Japanese operations.

Kyocera believes cash at hand will be sufficient to fund all cash requirements outlined above at least during fiscal 2014. Consequently, Kyocera does not currently intend to use any other external financing sources that might affect its credit agency ratings. If cash generated by operations are insufficient for funding purposes, Kyocera retains other financing options, including external sources, such as short-term borrowings or long-term debts, as well as financing directly in the capital markets through issuances of debt or equity securities. As evidenced by equity to assets ratio of 72.1% at March 31, 2013, Kyocera maintains a strong financial position, which leads Kyocera to believe that any capital requirements could be secured from external sources at a relatively low cost. Kyocera also maintains good business relationships with several major financial institutions.

Any future significant deterioration in market demand for Kyocera’s products, or a slump in product prices to levels substantially below those projected by Kyocera, could adversely affect Kyocera’s operating results and financial condition, possibly resulting in reduced liquidity.

Cash flows

Fiscal 2013 compared with Fiscal 2012

The following table shows a summary of Kyocera’s cash flows for fiscal 2012 and fiscal 2013:

	Years ended March 31,
	2012	2013
	Amount	Amount
	(Yen in millions)
Cash flows from operating activities	¥109,065	¥109,489
Cash flows from investing activities	(56,051)	(66,142)
Cash flows from financing activities	(50,769)	(31,431)
Effect of exchange rate changes on cash and cash equivalents	(2,428)	20,250
Net increase (decrease) in cash and cash equivalents	(183)	32,166
Cash and cash equivalents at beginning of year	273,471	273,288
Cash and cash equivalents at end of year	273,288	305,454

Net cash provided by operating activities for fiscal 2013 was ¥109,489 million, which was almost flat compared to ¥109,065 million for fiscal 2012. This was mainly because a decrease in net income and cash flow adjustment related to notes and accounts payable were offset by cash flow adjustments related to inventories and other non-current liabilities.

Net cash used in investing activities for fiscal 2013 increased by ¥10,091 million, or 18.0%, to ¥66,142 million from ¥56,051 million for fiscal 2012. This was mainly because an increase in acquisition and a decrease in withdrawal of time deposits and certificate of deposits exceeded decreases in acquisitions of business and in payments for purchases of held-to-maturity securities.

Net cash used in financing activities for fiscal 2013 decreased by ¥19,338 million, or 38.1%, to ¥31,431 million from ¥50,769 million for fiscal 2012. This was due mainly to decreases in payments of short-term borrowings and long-term debts as well as a decrease in dividend paid.

An increase in the effect of exchange rate changes on cash and cash equivalents of ¥20,250 million was due mainly to the yen’s depreciation against the Euro and the U.S. dollar between March 31, 2012 and March 31, 2013.

Cash and cash equivalents at March 31, 2013 totaled ¥305,454 million, an increase of ¥32,166 million, or 11.8%, from those of ¥273,288 million at March 31, 2012. Most of Kyocera’s cash and cash equivalents were denominated in the yen but certain cash and cash equivalents, mainly in overseas subsidiaries, were denominated in foreign currencies, such as the U.S. dollar.

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

A decrease in the effect of exchange rate changes on cash and cash equivalents of ¥2,428 million was due mainly to the yen’s appreciation against the Euro and the U.S. dollar between March 31, 2011 and March 31, 2012.

Cash and cash equivalents at March 31, 2012 totaled ¥273,288 million, a decrease of ¥183 million, or 0.1%, from those of ¥273,471 million at March 31, 2011. Most of Kyocera’s cash and cash equivalents were denominated in the yen but certain cash and cash equivalents, mainly in overseas subsidiaries, were denominated in foreign currencies, such as the U.S. dollar.

Assets, Liabilities and Equity

Kyocera’s total assets at March 31, 2013 increased by ¥288,750 million, or 14.5% to ¥2,282,853 million, compared with ¥1,994,103 million at March 31, 2012.

Cash and cash equivalents increased by ¥32,166 million, or 11.8%, to ¥305,454 million, due mainly to the sales and redemption of securities and increases from net cash gained by operating activities.

Other short-term investments in debt securities increased by ¥21,078 million, or 13.3%, to ¥179,843 million, due mainly to acquisitions of time deposits at Kyocera Corporation.

Trade receivables-accounts increased by ¥43,349 million, or 19.2%, to ¥268,927 million, due mainly to increases in sales driven.

Inventories increased by ¥26,114 million, or 9.7%, to ¥296,450 million, due mainly to increases in orders.

Investments in debt and equity securities increased by ¥133,711 million or, 35.9%, to ¥506,490 million, due mainly to increases in market values of the shares of KDDI Corporation and other equity securities at March 31, 2013 compared with March 31, 2012.

Total property, plant and equipment at cost, net of accumulated depreciation, increased by ¥8,287 million, or 3.2%, to ¥268,824 million. Capital expenditure in fiscal 2013 was ¥56,688 million, and depreciation was ¥63,119 million.

Goodwill increased by ¥14,386 million, or 16.2%, to ¥103,425 million, due mainly to the acquisition of the Tantalum Components Division of Nichicon Corporation by AVX Corporation and the acquisition of the common stocks of MOTEX Inc. by Kyocera Communication Systems Co., Ltd.

Other assets increased by ¥10,093 million, or 17.3%, to ¥68,487 million, due mainly to increases of deferred taxes assets for the recording of a liability for an environmental remediation charge at AVX Corporation.

Kyocera’s total liabilities at March 31, 2013 increased by ¥108,049 million, or 23.5%, to ¥567,911 million, compared with ¥459,862 million at March 31, 2012.

Deferred taxes liabilities increased by ¥56,050 million or, 62.2%, to ¥146,229 million, due mainly to increases in market values of the shares of KDDI Corporation and other equity securities at March 31, 2013 compared with March 31, 2012.

Other non-current liabilities increased by ¥22,878 million, or 152.6%, to ¥37,875 million, due mainly to the recording of a liability for an environmental remediation charge at AVX Corporation.

Total equity at March 31, 2013 increased by ¥180,701 million, or 11.8%, to ¥1,714,942 million, compared with ¥1,534,241 million at March 31, 2012.

Retained earnings at March 31, 2013 increased by ¥44,460 million, or 3.4%, due to a net income for fiscal 2013 of ¥66,473 million offset by cash dividend payments of ¥22,013 million.

Accumulated other comprehensive income increased by ¥131,777 million, to ¥50,138 million. Net unrealized gains on securities increased by ¥94,513 million, or 232.0%, due mainly to increases in market values of the shares of KDDI Corporation and other equity securities at March 31, 2013 compared with March 31, 2012.

Foreign currency translation adjustments increased by ¥48,387 million to a loss of ¥(61,627) million, due mainly to the effect of the yen’s depreciation.

Pension adjustments decreased by ¥11,125 million to a loss of ¥(23,415) million. Despite the improvement in performance of benefit plan assets affected by stability of financial markets, unamortized actuarial losses increased due mainly to an increase in projected benefit obligations resulting from a decrease in discount rates applied to actuarial calculation.

Kyocera Corporation shareholders’ equity ratio at March 31, 2013 was 72.1%, decreased by 1.6 percentage points compared with 73.7% at March 31, 2012.

Noncontrolling interests in subsidiaries, principally AVX Corporation, increased by ¥4,049 million, or 6.3%, to ¥68,785 million, compared with ¥64,736 million at March 31, 2012.

C. Research and Development, Patents and Licenses, etc.

Kyocera seeks to create new technologies, products and markets by integrating group-wide management resources and thereby generate businesses that will become core to the group in the future. In particular, we are focusing on R&D in the information and communications market and the environment and energy market that have high-growth potential.

An outline of R&D activities in each reporting segment follows.

(1) Fine Ceramic Parts Group

In this reporting segment, we are working to develop new products in a wide range of markets by leveraging fine ceramic materials technology, processing technology and design technology that we have accumulated since our earliest days. In the industrial machinery market, we are strengthening the development of parts for next-generation semiconductor fabrication equipment, which includes increasing the size of silicon wafers, parts for the environment and energy market and LED-related products, which are attracting attention for use in lighting.

In the automotive market, efforts are being undertaken for camera modules for rearview detection and for preventing collision, an area where demand is forecast to increase due to new legislation concerning safety regulations in the United States. At the same time, we are concentrating development on ceramic parts for diesel engines that contribute to a reduction of carbon dioxide and exhaust gas.

In the digital consumer equipment market, we are pushing ahead with development primarily of a Smart Sonic Receiver for mobile phones that makes maximum use of the exceptional piezoelectric properties of ceramics.

(2) Semiconductor Parts Group

In the digital consumer equipment market, needs are continuing to grow for products such as smartphones that are more multifunctional as well as smaller and thinner. In line with this, electronic components used in such equipment are getting smaller while semiconductors are becoming more refined. In the information and communications network market, there is demand for the creation of fast, large-capacity infrastructure. In order to respond to these market trends, Kyocera is working to develop new high-value-added products that leverage our own unique material, design and layering technologies. Specifically, we are working on the development of high-strength, high-rigidity ultra-small and thin ceramic packages that employ micro wiring as well as ceramic packages for optical communications that are capable of higher frequency.

We are also strengthening the development of fine-pitch, thin, highly precise flip-chip organic packages and module substrates.

(3) Applied Ceramic Products Group

In the solar energy business, we are working to further improve the conversion efficiency of multicrystalline silicon solar cells and the output of modules. We are also pushing forward with the development of single crystal silicon solar cells and thin-film solar cells with the aim of expanding our range of products that meet various applications and needs. In addition, we are focusing on the development of energy management systems, which control energy efficiently, amid a projection of further proliferation going forward.

In the cutting tool business, we are working on the development of high quality and high precision products that contribute to increased productivity for users.

(4) Electronic Device Group

Kyocera is developing various components and devices, including small, thin ceramic capacitors and modules, crystal related products, and fine-pitch, low-profile connectors for use in mobile equipment such as smartphones and tablet PCs, which are getting more multifunctional and smaller. In addition, we are pushing ahead with the development of high-voltage ceramic capacitors and connectors suitable for high-speed data transfer for the industrial equipment market.

In LCD related products, we are developing TFT color LCDs with high luminance, high contrast and wide viewing angles for the industrial equipment market and automotive market as well as slim touch panels for consumer equipment and industrial equipment. Additionally, we are developing high-speed, high-definition inkjet printheads mainly for the commercial printing market.

(5) Telecommunications Equipment Group

Kyocera is focusing on the development of smartphones based on the Android operating system that are capable of high-speed wireless communications such as Long Term Evolution (LTE). We are also strengthening the development of high-value-added terminals that realize differentiation in user interface for equipment by leveraging our unique component technology in addition to slim design, waterproofing and dust prevention technologies that we have amassed in-house. We are also concentrating on the development of new products for various domains such as car electronics, industrial equipment, medical equipment and digital home electronics where networking continues apace.

(6) Information Equipment Group

Kyocera is working to further innovate printers based on the “ECOSYS” concept and multifunctional products based on the “TASKalfa” brand, which realize longer life and minimal waste of consumables. This involves focusing on development to further extend the life of the amorphous silicon drum, the nucleus of image forming, and of the positively-charged single-layer photoconductor (PSLP) drum as well as a processing system that maintains high image quality over a long period. From the perspective of energy conservation, we are strengthening the development of energy-saving toner, which is effective in reducing power consumption, the power supply and the ASICs as well as software that controls the power supply and ASICs.

In addition, we are accelerating new product development in the solution services field. This includes developing various applications capable of connecting with the external environment such as mobile equipment and cloud systems as well as creating a system for the global development of MDS that optimize and provide continuous support to users’ document environments. In emerging markets, where high growth is forecast, we are working to expand our line-up of ultra-low-priced products fitted with only the basic necessary functions.

(7) Others

Kyocera Communication Systems Co., Ltd. is working on development in a wide range of areas from core systems to software that drive the future of the IT market, including the creation of cloud computing systems, meeting needs for rapidly expanding mobile communications and for sending and receiving high-capacitance data, and strengthening information security systems.

Kyocera Chemical Corporation is working on technology related themes concerned with environmental preservation and to this end is developing sealing materials for semiconductors and casting resin based on halogen-free epoxy materials, which feature environmental properties. In addition, we are developing various application products such as thermo-setting epoxy resin sheets primarily for the purpose of protecting and affixing electronic components mounted on equipment.

Efforts are also being made to strengthen the development of advanced ceramic cell stacks for residential-use Solid Oxide Fuel Cells (SOFCs) in order to further improve energy efficiency.

R&D expenses by reporting segment are as follows.

	Years ended March 31,			Increase (Decrease)
	2011	2012	2013
	Amount	Amount	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥2,363	¥2,943	¥2,878	(2.2)
Semiconductor Parts Group	3,026	2,551	2,353	(7.8)
Applied Ceramic Products Group	5,794	5,010	5,778	15.3
Electronic Device Group	5,742	5,852	8,058	37.7

Total Components Business	16,925	16,356	19,067	16.6
Telecommunications Equipment Group	8,310	4,431	4,445	0.3
Information Equipment Group	18,369	17,813	18,373	3.1

Total Equipment Business	26,679	22,244	22,818	2.6
Others	5,870	6,959	5,634	(19.0)

R&D expenses	¥49,474	¥45,559	¥47,519	4.3

% to net sales	3.9%	3.8%	3.7%

We have a variety of patents in Japan and other countries, and we hold licenses for the use of patents from others. Details are set forth in “Patents and Licenses” included in Item 4.B “Business Overview” in this annual report on Form 20-F.

D. Trend Information

In the digital consumer equipment market in fiscal 2013, although demand for smartphones and tablet PCs increased significantly compared with fiscal 2012, production activities for digital consumer equipment slumped on the whole due to the impact of stagnation in the Japanese and overseas economies coupled with weak demand for other digital consumer equipment. As a result, component demand for digital consumer equipment increased only moderately relative to fiscal 2012.

In fiscal 2014, we expect the global economy to be on a recovery track and production activities to expand gradually in the digital consumer equipment market primarily on the back of aggressive new product introductions by equipment manufacturers.

In the environment and energy market, the global solar energy market expanded steadily in fiscal 2013, led by growth in the U.S. and Japanese markets. In particular, it is estimated that the solar energy market in Japan has almost doubled in size due in part to the introduction of a feed-in tariff for renewable energy for commercial use in July 2012.

In fiscal 2014, although demand in the global solar energy market is forecast to remain roughly unchanged compared with fiscal 2013 due mainly to contraction in the European market, demand for solar power generation systems is projected to continue increasing in Japan owing to continuation of the feed-in tariff system. In addition, demand is expected to rise for energy management systems that not only create energy but also store the created energy and control energy consumption particularly in the Japanese market.

E. Off-Balance Sheet Arrangements

Refer to Note 14 in the Consolidated Financial Statements included in this annual report on Form 20-F.

As a part of our ongoing business, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F. Tabular Disclosure of Contractual Obligations

The following table provides information about Kyocera’s contractual obligations and other commercial commitments that will affect Kyocera’s liquidity for the next several years, as of March 31, 2013. Kyocera anticipates that the funds required to fulfill these debt obligations and commitments will be cash at hand.

Contractual obligations	Less than 1 year	2-3 years	4-5 years	Thereafter	Total
	(Yen in millions)
Short-term borrowings	¥3,135	¥—	¥—	¥—	¥3,135
Interest payments for short-term borrowings*	45	—	—	—	45
Long-term debt (including due within one year)	9,817	14,734	4,901	1,220	30,672
Interest payments for long-term debt*	1,141	1,063	209	23	2,436
Supply agreement material used in operation	30,304	55,299	58,005	71,884	215,492
Operating leases	5,486	5,818	2,507	1,778	15,589
Obligations for the acquisition or construction of property, plant and equipment	9,009	224	—	—	9,233

Total contractual obligations	¥58,937	¥77,138	¥65,622	¥74,905	¥276,602

*	For Kyocera’s variable interest rate of borrowings and debt, Kyocera utilized the rates in effect as of March 31, 2013 when estimating schedule of interest payments.

In addition to contractual obligations shown in the above tables, Kyocera forecasts to contribute ¥15,442 million to its defined benefit pension plans in fiscal 2014. Kyocera recorded liabilities of ¥4,064 million for gross unrecognized tax benefits in accordance with FASB’s ASC 740, “Income Taxes” at March 31, 2013, which are not included in the above table because we are unable to make reasonable estimates of the period of settlements. For detailed information, see Note 16 to the Consolidated Financial Statements in this annual report on Form 20-F.

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

The following table shows Kyocera’s Directors and Audit & Supervisory Board Members as of June 26, 2013.

Name	Date of Birth	Position	Since	Term
Tetsuo Kuba	February 2, 1954	Representative Director and Chairman	2008 (Chairman 2013)	*1
Tatsumi Maeda	January 1, 1953	Representative Director and Vice Chairman	2008	*1
Goro Yamaguchi	January 21, 1956	Representative Director and President	2009 (President 2013)	*1
Katsumi Komaguchi	March 5, 1951	Senior Managing Director	2009	*1
Yasuyuki Yamamoto	April 2, 1951	Senior Managing Director	2009	*1
Ken Ishii	October 6, 1953	Director	2012	*1
Yoshihito Ohta	June 26, 1954	Director	2010	*1
Shoichi Aoki	September 19, 1959	Director	2009	*1
Hiroshi Fure	February 24, 1960	Director	2013	*1
Yoji Date	September 20, 1956	Director	2013	*1
John S. Gilbertson	December 4, 1943	Director	1995	*1
John S. Rigby	May 13, 1955	Director	2012	*1
Tadashi Onodera	February 3, 1948	Outside Director	2013	*1
Yoshihiro Kano	April 5, 1953	Full-time Audit & Supervisory Board Member	2011	*2
Kouji Mae	January 19, 1949	Full-time Audit & Supervisory Board Member	2013	*3
Osamu Nishieda	January 10, 1943	Audit & Supervisory Board Member	1993	*4
Yoshinori Yasuda	November 24, 1946	Audit & Supervisory Board Member	2012	*4
Nichimu Inada	November 24, 1940	Audit & Supervisory Board Member	2012	*4
Yasunari Koyano	December 6, 1942	Audit & Supervisory Board Member	2013	*3

*1	The term of office of a Director is two years after his election at the close of the ordinary general meeting of shareholders held on June 26, 2013.
*2	The term of office of an Audit & Supervisory Board Member is four years after his election at the close of the ordinary general meeting of shareholders held on June 28, 2011.
*3	The term of office of an Audit & Supervisory Board Member is four years after his election at the close of the ordinary general meeting of shareholders held on June 26, 2013.
*4	The term of office of an Audit & Supervisory Board Member is four years after his election at the close of the ordinary general meeting of shareholders held on June 27, 2012.

Tetsuo Kuba has served as a Representative Director and Chairman of Kyocera Corporation since 2013. He became an Executive Officer in 2003, a Managing Executive Officer in 2005, a Senior Managing Executive Officer in 2007, a Director in 2008 and a Representative Director and President in 2009. He joined Kyocera Corporation in 1982 and has served as the Chairman of the Board of Directors of Shanghai Kyocera Electronics Co., Ltd., Chairman of the Board of Directors of Dongguan Shilong Kyocera Co., Ltd., Chairman of the Board of Directors of Kyocera Management Consulting Service (Shanghai) Co., Ltd., Authorized Representative and Chairman of Kyocera Vietnam Co., Ltd., Representative Director and Chairman of Kyoto Purple Sanga Co., Ltd., Representative Director and Chairman of Kyocera SLC Technologies Corporation, Representative Director and Chairman of Kyocera Crystal Device Corporation, Representative Director and Chairman of Kyocera Display Corporation, Representative Director and Chairman of Kyocera Document Solutions, Representative Director and Chairman of Kyocera Chemical Corporation, Representative Director and Chairman of Kyocera Optec Co., Ltd. and Representative Director and Chairman of Kyocera Realty Development.

Tatsumi Maeda has served as a Representative Director and Vice Chairman of Kyocera Corporation since 2013. He became a Director in 2001 and retired in 2003. He became a Managing Executive officer in 2003, a Senior Managing Executive Officer in 2007 and rejoined as a Director in 2008. He became a Representative Director and Vice President in 2009. He joined Kyocera Corporation in 1975 and has served as a Charge of Engineering and Technology.

Goro Yamaguchi has served as a Representative Director and President of Kyocera Corporation since 2013. He became an Executive Officer in 2003, a Senior Executive Officer in 2005 and a Managing Executive Officer in 2009. He joined Kyocera Corporation in 1978 and has served as the Representative Director and Chairman and President in Kyocera Korea Co., Ltd. and Chairman of the Board of Directors of Kyocera (China) Sales & Trading Corporation.

Katsumi Komaguchi has served as a Senior Managing Director of Kyocera Corporation since 2013. He became an Executive Officer in 2008, a Managing Executive Officer and a Director in 2009. He joined Kyocera Corporation in 1986 and has served as a Senior Managing Executive Officer, and the Representative Director and President of Kyocera Document Solutions Inc.

Yasuyuki Yamamoto has served as a Senior Managing Director of Kyocera Corporation since 2013. He became an Executive Officer in 2003, a Senior Executive Officer in 2008, a Managing Executive Officer and a Director in 2009. He joined Kyocera Corporation in 1976 and has served as a Senior Managing Executive Officer and the General Manager of Corporate Communication Equipment Group.

Ken Ishii has served as a Director of Kyocera Corporation since 2012. He became an Executive Officer in 2009 and a Senior Executive Officer in 2011. He joined Kyocera Corporation in 1977 and has served as a Managing Executive Officer, the General Manager of Corporate Cutting Tool Group, and the Representative Director and Chairman and President in Kyocera Precision Tools Korea Co., Ltd.

Yoshihito Ohta has served as a Director of Kyocera Corporation since 2010. He became an Executive Officer in 2003 and a Senior Executive Officer in 2007. He joined Kyocera Corporation in 1978 and has served as a Managing Executive Officer and the General Manager of Corporate General Affairs Group.

Shoichi Aoki has served as a Director of Kyocera Corporation since 2009. He became an Executive Officer in 2005. He joined Kyocera Corporation in 1983 and has served as a Managing Executive Officer and the General Manager of Corporate Financial and Accounting Group.

Hiroshi Fure has served as a Director of Kyocera Corporation since 2013. He became an Executive Officer in 2011. He joined Kyocera Corporation in 1984 and has served as a Managing Executive Officer and the General Manager of Corporate Automotive Components Group.

Yoji Date has served as a Director of Kyocera Corporation since 2013. He became an Executive Officer in 2012. He joined Kyocera Corporation in 1979 and has served as a Managing Executive Officer, and a Representative Director and President of Kyocera Connector Products Corporation.

John S. Gilbertson has served as a Director of Kyocera Corporation since 1995. He became a Director in 1995 and a Managing Director in 1999. He joined AVX Corporation in 1981 and has served as Director, Chairman and Chief Executive Officer of AVX Corporation.

John S. Rigby has served as a Director of Kyocera Corporation since 2012. He became an Executive Officer in 2005. He joined Kyocera International, Inc. in 1981 and has served as Director and President of Kyocera International, Inc.

Tadashi Onodera has served as an Outside Director of Kyocera Corporation since 2013. He joined DDI Corporation (currently KDDI Corporation) in 1989 and has served as the Chairman of the Board and Representative Director of KDDI Corporation.

Yoshihiro Kano has served as a Full-time Audit & Supervisory Board Member of Kyocera Corporation since 2011. He became an Executive Officer in 2005 and a Managing Executive Officer and a Director in 2009. He joined Kyocera International, Inc. in 1980 and transferred to Kyocera Corporation in 1991.

Kouji Mae has served as a Full-time Audit & Supervisory Board Member of Kyocera Corporation since 2013. He became a Director in 2001 and retired in 2003. He became a Senior Executive Officer in 2003 and retired in 2004. He became an Executive Officer in 2009 and retired in 2013. He joined Kyocera Corporation in 1972.

Osamu Nishieda has served as an Audit & Supervisory Board Member of Kyocera Corporation since 1993. He has served as an In-House Council of Kyocera Corporation.

Yoshinori Yasuda has served as an Audit & Supervisory Board Member of Kyocera Corporation since 2012. He has served as Visiting Professor at Reitaku University, Member of the Royal Swedish Academy of Sciences, Senior Fellow at The Tokyo Foundation, Professor Emiritus at International Research Center for Japanese Studies, Professor at Graduate School of Environmental Studies, Tohoku University and Professor Emeritus at Graduate University for Advanced Studies.

Nichimu Inada has served as an Audit & Supervisory Board Member of Kyocera Corporation since 2012. He has served as Representative Director and President of Family Co., Ltd., Executive Director of The Japan Federation of Medical Devices Associations and Chairman of The Japan Home-Health Apparatus Industrial Association.

Yasunari Koyano has served as an Audit & Supervisory Board Member of Kyocera Corporation since 2013. He has served as Representative Lawyer of Koyano LPC.

Kyocera adopts an “executive officer system,” which aims to establish corporate governance appropriate for a global corporation together with a decision making system responsive to the business environment and to train the next generation of senior executives.

The following table shows Kyocera’s Executive Officers as of June 26, 2013.

Name	Position
Goro Yamaguchi	Executive Officer and President
Katsumi Komaguchi	Senior Managing Executive Officer (Representative Director and President of Kyocera Document Solutions Inc.)
Yasuyuki Yamamoto	Senior Managing Executive Officer (General Manager of Corporate Communication Equipment Group)
Ken Ishii	Managing Executive Officer (General Manager of Corporate Cutting Tool Group)
Yoshihito Ohta	Managing Executive Officer (General Manager of Corporate General Affairs Group)
Shoichi Aoki	Managing Executive Officer (General Manager of Corporate Financial and Accounting Group)
Hiroshi Fure	Managing Executive Officer (General Manager of Corporate Automotive Components Group)
Yoji Date	Managing Executive Officer (Representative Director and President of Kyocera Connector Products Corporation)
Nobuo Kitamura	Senior Executive Officer (General Manager of Corporate Solar Energy Group)
Yoshiharu Nakamura	Senior Executive Officer (President of Dongguan Shilong Kyocera Co., Ltd.)
Junichi Jinno	Senior Executive Officer (General Manager of Corporate Legal and Intellectual Property Group)

Name	Position
Tadashi Otsuji	Executive Officer (General Manager of Corporate Semiconductor Components Group)
Setsuo Sasaki	Executive Officer (Representative Director and President of Kyocera Communication Systems Co., Ltd.)
Kazuyuki Nada	Executive Officer (Representative Director and President of Kyocera SLC Technologies Corporation)
Shigeaki Kinori	Executive Officer (Representative Director and President of Kyocera Crystal Device Corporation)
Masaaki Itoh	Executive Officer (Deputy General Manager of Corporate General Affairs Group)
Masaki Iida	Executive Officer (General Manager of Corporate Purchasing Group)
Yuji Goto	Executive Officer (President of Kyocera (China) Sales & Trading Corporation)
Hitoshi Takao	Executive Officer (General Manager of Corporate Printing Device Group)
Yoichi Yamashita	Executive Officer (General Manager of Corporate Production Technology & Development Division, Corporate R&D Group)
Kazumasa Umemura	Executive Officer (Deputy General Manager of Office of the Chief Executives, Corporate General Affairs Group)
Shigeru Koyama	Executive Officer (Representative Director and President of Kyocera Fineceramics GmbH)
Koichi Kano	Executive Officer (General Manager of Corporate Development Group)
Naoki Kawai	Executive Officer (General Manager of Corporate Fine Ceramics Group)
Toshiki Kawaguchi	Executive Officer (Deputy General Manager of Corporate Communication Equipment Group)
Masaharu Goto	Executive Officer (Representative Director and President of Kyocera Solar Corporation)
Hideo Yoshida	Executive Officer (Deputy General Manager of Corporate Semiconductor Components Group)
Toshihide Koyano	Executive Officer (Deputy General Manager of Corporate Solar Energy Group)
Yasumichi Okuda	Executive Officer (Deputy General Manager of Corporate Fine Ceramics Group)
Masahiro Inagaki	Executive Officer (General Manager of Corporate R&D Group)
Hironao Kudo	Executive Officer (General Manager of Corporate Electronic Components Group)
Takashi Sato	Executive Officer (General Manager of Corporate Human Resources Group)
Robert E. Whisler	Executive Officer (Director and President of Kyocera America, Inc.)

B. Compensation

The aggregate amount of compensation provided by Kyocera Corporation and its certain subsidiaries in fiscal 2013 to all Directors, Audit & Supervisory Board Members and Executive Officers of Kyocera Corporation was ¥1,729 million. The compensation is mainly comprised of basic remuneration, bonus, stock option, incentive compensation plan and retirement allowance.

In Japan, regulations require public companies to provide disclosure on an individual basis for each Director or Audit & Supervisory Board Member who receives aggregate compensation exceeding ¥100 million from the relevant company and its subsidiaries. In accordance with this requirement, we provide disclosure of compensation on an individual basis as follows.

Name	Position	Amounts of compensation by types					Total
		Basic remuneration	Bonus	Stock option	Incentive plan compensation	Others
		(Yen in millions)

Tetsuo Kuba	Representative Director and Chairman of the Board of Kyocera Corporation	60	42	—	—	—	¥105

	Director of AVX Corporation	1	—	2	—	—

John S. Gilbertson	Director of Kyocera Corporation	10	5	—	—	—	¥151

	Director, Chairman of the Board and Chief Executive Officer of AVX Corporation	70	5	18	33	10

Notes:

1. AVX Corporation is Kyocera’s consolidated subsidiary in the United States and the determination of compensation is made by AVX’s Compensation Committee pursuant to the U.S. regulations and based on its consideration for general and customary levels of compensation in the United States.

2. The compensation provided originally in the U.S. dollars at AVX Corporation was translated into the yen at a rate of ¥83 per $1.00, which was the average rate during fiscal 2013.

3. The above position shows the current position of each Director as of the filing date of this annual report on Form 20-F.

In addition to the above, Japanese regulations require public companies to disclose details of compensation paid to Directors and Audit & Supervisory Board Members by the parent company and also to disclose the policy applied in determining such compensation. In accordance with this requirement, we provide disclosure regarding compensation for Directors and Audit & Supervisory Board Members as follows.

The total amount of compensation paid to Directors and Audit & Supervisory Board Members, the amounts of compensation by types, and the number of Directors and Audit & Supervisory Board Members were as follows.

	Total amount of compensation	Amounts of compensation by types		Number of Directors and Audit & Supervisory Board Members
		Basic remuneration	Bonus
	(Yen in millions)
Director	¥325	¥199	¥126	14

Full-time Audit & Supervisory Board Member	55	55	—	3

Outside Audit & Supervisory Board Member	18	18	—	5

Total	¥398	¥272	¥126	22

Note:	Amount of remuneration to Directors does not include salaries for services as employees or Executive Officers for Directors who serve as such.

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

Kyocera Corporation’s compensation paid to Audit & Supervisory Board Members consists of “Basic remuneration” only, which is not linked to the performance of Kyocera, in order to maintain the impartiality of audit. The aggregate amount payable to all Audit & Supervisory Board Members shall be no more than ¥100 million annually.

C. Board Practices

For information regarding the terms of office of Directors and Audit & Supervisory Board Members, see Item 6.A. “Directors and Senior Management” of this annual report on Form 20-F.

In accordance with the requirements of the Companies Act of Japan (the Companies Act), our Articles of Incorporation provide for not more than six Audit & Supervisory Board Members. Audit & Supervisory Board

Members are elected at a general meeting of shareholders, and their normal term of office is four years. However, Audit & Supervisory Board Members may serve any number of consecutive terms. At least half of the Audit & Supervisory Board Members must be persons who have not been Directors or employees of Kyocera Corporation or its subsidiaries (Outside Audit & Supervisory Board Members). Audit & Supervisory Board Members form the Audit & Supervisory Board. Audit & Supervisory Board Members are under a statutory duty to oversee the administration of our affairs by the Directors, to examine our financial statements and business reports to be submitted by the Board of Directors to the general meetings of shareholders and to report their opinions thereon to the shareholders. They are obliged to attend meetings of the Board of Directors and to express their opinions, but they are not entitled to vote. Audit & Supervisory Board Members also have a statutory duty to provide their report on the audit report prepared by our independent certified public accountants to the Audit & Supervisory Board, which must submit its audit report to the Board of Directors. The Audit & Supervisory Board will also determine matters relating to the duties of the Audit & Supervisory Board Members, such as audit policy and methods of investigation of our affairs.

Under the Companies Act, the Directors and Audit & Supervisory Board Members are liable for any damages suffered by us as a result of their violation of laws or regulations or any failure to perform their duties. Under our Articles of Incorporation, any such liabilities incurred by the Outside Directors and the Outside Audit & Supervisory Board Members may, except in the case of willful misconduct or gross negligence or in certain other cases, be limited by a liability limitation agreement entered into between us and each Outside Director or each Outside Audit & Supervisory Board Member, as the case may be, up to an amount to be calculated in accordance with the relevant provisions of the Companies Act with reference to annual remuneration, retirement allowance and profits received upon exercise or transfer of stock options, if any.

Kyocera Corporation has no remuneration committee. Matters of remuneration are decided by top management as a group. None of our Directors have contracts with us providing for benefits upon termination.

There is no arrangement or understanding between any Director or Audit & Supervisory Board Member and any other person pursuant to which he was elected as a Director or an Audit & Supervisory Board Member. There is no family relationship between any Director or Audit & Supervisory Board Member and any other Director or Audit & Supervisory Board Member.

D. Employees

The numbers of Kyocera’s employees by reporting segments at March 31, 2013 are as follows:

Fine Ceramic Parts Group	2,951
Semiconductor Parts Group	8,843
Applied Ceramic Products Group	8,067
Electronic Device Group	24,176
Telecommunications Equipment Group	4,013
Information Equipment Group	15,983
Others	6,008
Corporate	1,604

Total	71,645

Kyocera Corporation had 14,786 employees, and their average age and average service years were 40.0 and 16.4 respectively.

The numbers of Kyocera Corporation’s employees by reporting segments at March 31, 2013 are as follows:

Fine Ceramic Parts Group	2,673
Semiconductor Parts Group	3,578
Applied Ceramic Products Group	2,336
Electronic Device Group	2,224
Telecommunications Equipment Group	2,387
Information Equipment Group	—
Others	933
Corporate	655

Total	14,786

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

E. Share Ownership

Kyocera’s Directors, Audit & Supervisory Board Members and Executive Officers as of June 26, 2013 owned 396,619 shares of Kyocera Corporation in total (380,819 shares of common stock of Kyocera Corporation and 15,800 ADRs of Kyocera Corporation), or 0.2% of the outstanding shares of Kyocera Corporation at March 31, 2013. The numbers of shares owned by each Director, Audit & Supervisory Member and Executive Officer are shown in the following table.

Name	Title	Number of Shares
Tetsuo Kuba	Representative Director and Chairman	8,096
Tatsumi Maeda	Representative Director and Vice Chairman	3,709
Goro Yamaguchi	Representative Director and President	8,158
Katsumi Komaguchi	Senior Managing Director	4,244
Yasuyuki Yamamoto	Senior Managing Director	4,411
Ken Ishii	Director	2,136
Yoshihito Ohta	Director	3,928
Shoichi Aoki	Director	2,548
Hiroshi Fure	Director	624
Yoji Date	Director	2,669
John S. Gilbertson	Director	13,436 (ADR)
John S. Rigby	Director	725 (ADR)
Tadashi Onodera	Outside Director	—
Yoshihiro Kano	Full-time Audit & Supervisory Board Member	2,218
Kouji Mae	Full-time Audit & Supervisory Board Member	5,200
Osamu Nishieda	Audit & Supervisory Board Member	306,181
Yoshinori Yasuda	Audit & Supervisory Board Member	89
Nichimu Inada	Audit & Supervisory Board Member	839
Yasunari Koyano	Audit & Supervisory Board Member	—
Nobuo Kitamura	Senior Executive Officer	520
Yoshiharu Nakamura	Senior Executive Officer	2,122
Junichi Jinno	Senior Executive Officer	383
Tadashi Otsuji	Executive Officer	627
Setsuo Sasaki	Executive Officer	2,870
Kazuyuki Nada	Executive Officer	1,651
Shigeaki Kinori	Executive Officer	1,957
Masaaki Itoh	Executive Officer	1,457
Masaki Iida	Executive Officer	1,370
Yuji Goto	Executive Officer	2,198
Hitoshi Takao	Executive Officer	1,898
Yoichi Yamashita	Executive Officer	528
Kazumasa Umemura	Executive Officer	682
Shigeru Koyama	Executive Officer	1,265
Koichi Kano	Executive Officer	1,322
Naoki Kawai	Executive Officer	1,371
Toshiki Kawaguchi	Executive Officer	375
Masaharu Goto	Executive Officer	773
Hideo Yoshida	Executive Officer	726
Toshihide Koyano	Executive Officer	179
Yasumichi Okuda	Executive Officer	697
Masahiro Inagaki	Executive Officer	33
Hironao Kudo	Executive Officer	109
Takashi Sato	Executive Officer	656
Robert E. Whisler	Executive Officer	1,639 (ADR)

Item 7.    Major Shareholders and Related Party Transactions

A. Major Shareholders

As far as is known to us, Kyocera is not, directly or indirectly, owned or controlled by any other corporation or by the Japanese or any foreign government, and there is no arrangement which may at a subsequent date result in a change in control of Kyocera.

The following table shows the ten largest shareholders of record of Kyocera Corporation at March 31, 2013.

Name	Shares owned	Ownership
	(in thousands)	(%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	13,903	7.27
Japan Trustee Services Bank, Ltd. (Trust Account)	11,863	6.20
Kyocera Corporation	7,869	4.11
The Bank of Kyoto, Ltd.	7,218	3.77
Kazuo Inamori	5,606	2.93
State Street Bank and Trust Company (Standing proxy: The Hongkong and Shanghai Banking Corporation Limited)	5,399	2.82
Inamori Foundation	4,680	2.45
SSBT OD05 Omnibus Account-Treaty Clients (Standing proxy: The Hongkong and Shanghai Banking Corporation Limited)	3,574	1.87
KI Enterprise Co., Ltd.	3,550	1.86
BNY GCM CLIENT ACCOUNT JPRD AC ISG (FE-AC) (Standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	3,216	1.68

Total	66,879	34.96

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

In accordance with the Financial Instruments and Exchange Law of Japan mentioned above, on March 6, 2013, Sumitomo Mitsui Trust Bank, Limited and its related partners sent a copy of such a report to us, setting forth information regarding shareholders as of February 28, 2013 as shown in the following table. Despite this report, they are not included in the above list of major shareholders because we are not able to confirm the number of shares beneficially owned by them from our shareholders records as of March 31, 2013.

Name	Shares owner	Ownership
	(in thousands)	(%)
Sumitomo Mitsui Trust Bank, Limited	5,131	2.68
Sumitomo Mitsui Trust Asset Management Co., Ltd.	406	0.21
Nikko Asset Management Co., Ltd.	3,976	2.08

Total	9,513	4.97

According to Citibank N.A., depositary for Kyocera’s ADSs, as of March 31, 2013, 2,084,105 shares of Kyocera’s common stock were held in the form of ADSs and there were 690 ADS holders of record in the United States.

According to Kyocera’s register of shareholders, as of March 31, 2013, there were 59,734 holders of Kyocera’s common stock of record worldwide. As of March 31, 2013, there were 150 record holders of Kyocera’s common stock with addresses in the United States, holding 24,317,826 shares of the outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.

B. Related Party Transactions

Significant Customer

In fiscal 2013, Kyocera’s sales to KDDI Corporation amounted to ¥92,901 million, or 7.3% of consolidated net sales.

KDDI Corporation provides telecommunication services, and Kyocera sells mainly telecommunication equipment to KDDI Corporation. Kyocera Corporation made an equity investment in KDDI Corporation when it was founded, and currently a director of Kyocera Corporation is a director of KDDI Corporation. At March 31, 2013, Kyocera Corporation’s equity interest in KDDI Corporation was 12.76%. Kyocera serves KDDI Corporation as an independent vendor in terms of price determination, remittance condition and product distribution. All of the agreements and ongoing contractual commitments between Kyocera and KDDI Corporation have been made on an arm’s-length basis. Kyocera expects that KDDI Corporation will remain a significant customer in the future.

C. Interests of Experts and Counsel

Not applicable.

Item 8.    Financial Information

A. Consolidated Statements and Other Financial Information

Financial Statements

The information required by this item is set forth beginning on page F-2 of this annual report on Form 20-F.

Dividend Policy

(1) Payment term of dividends

Kyocera normally pays cash dividends twice per year as an interim and a year-end dividend. Year-end dividends must be approved by shareholders at the ordinary general shareholders’ meeting. In addition to a year-end dividend, Kyocera may pay an interim dividend by resolution of its board of directors and without shareholders approval.

(2) Basic profit distribution policy

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

Based on performance during the year ended March 31, 2013 and pursuant to these policies, Kyocera distributed a year-end dividend for the year ended March 31, 2013 of 60 yen per share. When aggregated with the interim dividend in the amount of 60 yen per share, which was resulted by a board of directors meeting held on October 31, 2012, the total annual dividend was 120 yen per share.

(3) Amendment of basic profit distribution policy

In order to further enhance the return of profit to shareholders and expand its shareholder base, Kyocera will amend its policy to aim for a consolidated dividend ratio of 30% or more commencing in the year ending March 31, 2014, replacing the current dividend ratio of approximately 20% to 25%. Other basic policies are not amended.

Kyocera will decide dividend amounts for the year ending March 31, 2014 pursuant to this amended basic profit distribution policy and it currently forecasts a total annual dividend in the amount of 160 yen per share, based on its financial forecast for the year ending March 31, 2014.

B. Significant Changes

Except as disclosed in this annual report on Form 20-F, there have been no significant changes since March 31, 2013.

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

	Tokyo Stock Exchange		New York Stock Exchange
	Price per Share of Common Stock		Price per American Depositary Share*
Years ended March 31,	High	Low	High	Low
2009	¥10,940	¥4,330	$100.78	$45.41
2010	9,210	6,320	99.99	64.91
2011	9,740	6,440	108.99	79.08
2012	9,040	6,060	111.00	78.15
2013	9,130	6,000	98.54	77.39

Most Recent 6 months	High	Low	High	Low
December 2012	¥7,920	¥7,410	$94.00	$88.55
January 2013	8,480	7,730	93.67	87.73
February 2013	8,460	7,870	89.80	86.03
March 2013	9,130	7,900	95.99	85.21
April 2013	10,120	8,350	101.56	89.54
May 2013	11,760	9,590	114.16	97.75

*	The prices of American Depositary Shares are based upon reports by the New York Stock Exchange, with all fractional figures rounded up to the nearest two decimal points.

On June 21, 2013, the closing price of our shares of Common Stock on the Tokyo Stock Exchange was ¥9,930 per share.

The following table shows the information about high and low sales prices for each quarterly period in fiscal 2012 and 2013 in respect of the shares of Common Stock of Kyocera Corporation on the Tokyo Stock Exchange, and the American Depositary Shares on the New York Stock Exchange.

For Voting Securities by Fiscal Quarter

		2012
		1st	2nd	3rd	4th
Common Stock:
Market price per share (A)	—High	¥9,040	¥8,590	¥7,210	¥7,780
	—Low	8,020	6,280	6,090	6,060
Cash dividends paid per share		70	—	60	—

American Depositary Share:
Market price per share (B)	—High	$111.00	$108.25	$96.10	$92.90
	—Low	97.01	83.00	78.15	78.71
Cash dividends paid per share (C)		0.85	—	0.76	—

		2013
		1st	2nd	3rd	4th
Common Stock:
Market price per share (A)	—High	¥8,030	¥6,980	¥7,920	¥9,130
	—Low	6,190	6,000	6,400	7,730
Cash dividends paid per share		60		60

American Depositary Share:
Market price per share (B)	—High	$98.54	$87.98	$94.00	$95.99
	—Low	79.48	77.39	82.00	85.21
Cash dividends paid per share (C)		0.76	—	0.74	—

(A)	Price on the Tokyo Stock Exchange
(B)	Price on the New York Stock Exchange
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

B. Memorandum and Articles of Association

General

Set out below is certain information regarding the organization and shares of Kyocera Corporation, including brief summaries of certain provisions of the Articles of Incorporation, the Share Handling Regulations and the Regulations of the Board of Directors of Kyocera Corporation and of the Companies Act relating to joint stock corporations (kabushiki kaisha) and certain related legislation, all as currently in effect.

Organization

Kyocera Corporation is a joint stock corporation (kabushiki kaisha) incorporated in Japan under the Companies Act. It is registered in the Commercial Register maintained by the Kyoto Local Registry Office of the Ministry of Justice.

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

Directors

Under the Companies Act, the Board of Directors has the ultimate responsibility for the management of Kyocera Corporation and each Representative Director, who is elected from among the members of the Board of Directors, has the statutory authority to represent Kyocera Corporation in all respects. Under both the Companies Act and the Regulations of the Board of Directors of Kyocera Corporation, the Directors must refrain from engaging in any business competing with Kyocera Corporation unless approved by the Board of Directors and any Director who has a material interest in the subject matter of a resolution to be taken by the Board of Directors cannot vote in such resolution. The Companies Act and the Articles of Incorporation of Kyocera Corporation provide that remuneration of Directors and Audit & Supervisory Board Members shall be determined at a general meeting of shareholders.

Except as stated below, neither the Companies Act nor Kyocera Corporation’s Articles of Incorporation make any special provision as to a Director’s or Audit & Supervisory Board Member’s power to vote in connection with their compensation; or the borrowing powers exercisable by a Representative Director (or a Director who is given power by a Representative Director to exercise such powers), their retirement age or requirement to hold any shares of capital stock of Kyocera Corporation.

The Companies Act specifically requires a resolution of the Board of Directors for a joint stock corporation, among other things, to acquire or dispose of material assets; to borrow substantial amounts of money; to employ or discharge from employment important employees, such as executive officers; to establish, change or abolish a material corporate organization such as a branch office; or to issue bonds. A resolution of the Board of Directors is also specifically required for the establishment of a control system to ensure adequacy of Kyocera Corporation’s affairs, such as a control system to ensure the exercise of Directors’ duty to comply with laws and regulations and the Articles of Incorporation of Kyocera Corporation. The Regulations of the Board of Directors of Kyocera Corporation require a resolution of the Board of Directors for Kyocera Corporation, among other things, to issue bonds or bonds with stock acquisition rights; to borrow, lend or contribute a significant amount of money; to give a guarantee of a significant amount of debt; or to waive the right to receive a significant amount of money. The Regulations of the Board of Directors of Kyocera Corporation defines a “significant amount” as five billion yen or more with respect to borrowing and one hundred million yen or more with respect to other matters. The Regulations of the Board of Directors of Kyocera Corporation also require a resolution of the Board of Directors to approve any transaction between a Director and Kyocera Corporation; or allocate remuneration and bonuses of Directors as previously determined or approved by the general meeting of shareholders.

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

Under the Companies Act and the Book-Entry Law, in order to assert shareholders’ rights against Kyocera Corporation, a shareholder must have its name and address registered in the register of shareholders of Kyocera Corporation, except in limited circumstances.

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

Distributions of Surplus

General

Under the Companies Act, distributions of cash or other assets by joint stock corporations to their shareholders, so-called “dividends,” are referred to as “distributions of Surplus” (“Surplus” is defined in “—Restriction on distributions of Surplus”). Kyocera Corporation may make distributions of Surplus to its shareholders any number of times per fiscal year, subject to certain limitations described in “—Restriction on distributions of Surplus”. Distributions of Surplus are required in principle to be authorized by a resolution of a general meeting of shareholders, but may also be made pursuant to a resolution of the Board of Directors if all the requirements described in (a) through (c) are met:

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

In the case of Kyocera Corporation, at present, the requirements in (a) and (b) above are not met. Nevertheless, Kyocera Corporation may make distributions of Surplus in cash as an interim dividend (an “interim dividend”) to its shareholders by resolutions of the Board of Directors once per fiscal year under Kyocera Corporation’s Articles of Incorporation and the Companies Act.

Under Kyocera Corporation’s Articles of Incorporation, a year-end dividend may be distributed to shareholders of record as of March 31 of each year pursuant to a resolution of a general meeting of shareholders, and an interim dividend may be distributed to shareholders of record as of September 30 of each year pursuant to a resolution of the Board of Directors. In addition, under the Companies Act, Kyocera Corporation may make further distributions of Surplus by resolution of general meetings of shareholders. Kyocera Corporation is not obliged to pay any dividends unclaimed for a period of three years after the date on which they first became payable.

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

If Kyocera Corporation has prepared interim financial statements as described below, and if such interim financial statements have been approved by the Board of Directors or (if so required by the Companies Act) by a general meeting of shareholders, then the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for any of its treasury stock disposed of by it, during the period in respect of which such interim financial statements have been prepared. Kyocera Corporation may prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet. Interim financial statements so prepared by Kyocera Corporation must be audited by its Audit & Supervisory Board Members and independent certified public accountants, as required by ordinances of the Ministry of Justice.

General Meeting of Shareholders

Pursuant to the Articles of Incorporation of Kyocera Corporation, an ordinary general meeting of shareholders of Kyocera Corporation shall be convened within three months after the last day of each fiscal year. In addition, Kyocera Corporation may hold an extraordinary general meeting of shareholders whenever necessary.

Notice of a shareholders’ meeting, setting forth the place, time and purpose thereof, must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to the standing proxy or mailing address thereof in Japan) at least two weeks prior to the date set for the meeting. Under the Companies Act, such notice may be given to shareholders by electronic means, subject to the consent of the relevant shareholders.

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

Except as otherwise provided by law or by the Articles of Incorporation of Kyocera Corporation, a resolution can be adopted at a general meeting of shareholders by a majority of the total number of voting rights represented at the meeting. Under the Companies Act and Kyocera Corporation’s Articles of Incorporation, however, the quorum for the election of Directors and Audit & Supervisory Board Members is one-third of the total number of voting rights. Kyocera Corporation’s shareholders are not entitled to cumulative voting in the election of Directors. Shareholders may exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. Kyocera Corporation’s shareholders also may cast their votes in writing. Holders of shares who do not attend a general meeting of shareholders may also exercise their voting rights by electronic means if the Board of Directors approves such method of exercising voting rights.

The Companies Act provides that certain important matters shall be approved by a “special resolution” of a general meeting of shareholders. Under Kyocera Corporation’s Articles of Incorporation, the quorum for a special resolution is one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights represented at the meeting is required for adopting a special resolution. Such important matters include:

(i)	purchase of shares by Kyocera Corporation from a specific shareholder other than a Kyocera Corporation subsidiary;

(ii)	consolidation of shares;

(iii)	issuance or transfer of new shares or existing shares held by Kyocera Corporation as treasury stock to persons other than the shareholders at a “specially favorable” price;

(iv)	issuance of stock acquisition rights (including those incorporated in bonds with stock acquisition rights) to persons other than the shareholders under “specially favorable” conditions;

(v)	removal of Kyocera Corporation’s Audit & Supervisory Board Members;

(vi)	exemption from a portion of liability of Kyocera Corporation’s Directors, Audit & Supervisory Board Members or independent auditors;

(vii)	reduction of stated capital (subject to certain exceptions);

(viii)	distribution of Surplus in kind with respect to which shareholders are not granted the right to require Kyocera Corporation to make distribution in cash instead of in kind;

(ix)	any amendment to Kyocera Corporation’s Articles of Incorporation (except for such amendments that may be made without approval by shareholders under the Companies Act);

(x)	transfer of the whole or a substantial part of Kyocera Corporation’s business;

(xi)	taking over of the whole of the business of another company requiring shareholders’ approval;

(xii)	dissolution, merger or consolidation requiring shareholders’ approval;

(xiii)	corporate split requiring shareholders’ approval; and

(xiv)	establishment of a parent and wholly-owned subsidiary relationship by way of a share transfer (kabushiki-iten) or share exchange (kabushiki-kokan) requiring shareholders’ approval.

Under the Companies Act, Kyocera Corporation’s shareholders will possess various rights, such as the right to review and make copies of its Articles of Incorporation and the register of shareholders, to require the convocation of a general meeting of shareholders, to propose a matter to be considered at a general meeting of shareholders, and to bring derivative actions, depending upon the number of shares held by them and the duration of their shareholding.

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

The Companies Act permits Kyocera Corporation to hold shares acquired by it as treasury stock. Treasury stock may be held by Kyocera Corporation for any time period and may be cancelled by resolution of its Board of Directors. Kyocera Corporation may also transfer to any person shares held by it as treasury stock, subject to a resolution of its Board of Directors, and subject also to other requirements similar to those applicable to the issuance of new shares. Kyocera Corporation may also utilize its treasury stock for the purpose of transfer to any person upon exercise of stock acquisition rights or for the purpose of acquiring another company by way of merger, share exchange or corporate split through exchange of treasury stock for shares or assets of the acquired company. No specific approval by the Board of Directors or shareholders at a shareholders meeting is required for this utilization of treasury stock, although the grant of the relevant stock acquisition rights or the relevant merger, share exchange or corporate split must be approved, as the case may be, by the Board of Directors or shareholders at Kyocera Corporation’s shareholders’ meeting.

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

Under the unit share system, a shareholder has one vote for each unit of shares held by it. Shares constituting less than one unit will carry no voting rights and be excluded for the purposes of calculating the quorum for voting purposes. Moreover, holders of shares constituting less than one unit will have no other shareholder rights if Kyocera Corporation’s Articles of Incorporation so provide, except that such holders may not be deprived of certain rights specified in the Companies Act or an ordinance of the Ministry of Justice, including the right to receive distribution of Surplus.

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

Except for the general limitation under Japanese anti-trust and anti-monopoly regulations against holding of shares of capital stock of a Japanese corporation which leads or may lead to a restraint of trade or monopoly, and except for general limitations under the Companies Act or Kyocera Corporation’s Articles of Incorporation on the rights of shareholders applicable regardless of residence or nationality, there is no limitation under Japanese laws and regulations applicable to Kyocera Corporation or under its Articles of Incorporation on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the shares of capital stock of Kyocera Corporation.

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

C. Material Contracts

On October 10, 2012, AVX Corporation reached a proposed financial settlement with the U.S. Environmental Protection Agency and Commonwealth of Massachusetts regarding the New Bedford Harbor Superfund Site.

For this summary of the proposed financial settlement, please refer to “The proposed financial settlement among AVX Corporation, the U.S. Environmental Protection Agency and Commonwealth of Massachusetts regarding the New Bedford Harbor Superfund Site” in Item 5.A. “Operating Results” of this annual report on Form 20-F on page 31.

The proposed financial settlement, which is Exhibit 4.1 “Supplemental Consent Decree with Defendant AVX Corporation containing agreement among AVX Corporation, the United States Environmental Protection Agency and the Commonwealth of Massachusetts, dated October 10, 2012” to this annual report on Form 20-F, is incorporated herein by reference.

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

•

The Convention Between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”), establishes the maximum rate of Japanese withholding tax which may be imposed on dividends paid to a United States resident or corporation (within the meaning of the Treaty) not having a “permanent establishment” in Japan. A “permanent establishment” in Japan is generally a fixed place of business for industrial or commercial activity in Japan. Under the Treaty, the maximum withholding rate for most qualified portfolio shareholders is limited to 10% of the gross amount of the dividends and 5% of the gross amount of the dividends if the beneficial owner is a qualified company that owns, directly or indirectly, on the date on which entitlement to the dividend is determined, at least 10% (but not more than 50%, to be amended to less than 50% when the Protocol Amending the Convention between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Tax on Income signed on January 24, 2013 becomes effective (effective date to be determined)) of the voting stock of the issuing company. The Treaty provides that no Japanese tax will be imposed on dividends paid to a qualified pension fund that is a United States resident, if such dividends are not derived from the carrying on of a business, directly or indirectly, by such pension fund.

For purposes of the Treaty and Japanese tax law, U.S. holders of ADRs will be treated as the owners of the shares underlying the ADSs evidenced by the ADRs.

Japan has income tax treaties, conventions or agreements, which generally provide that the rate of withholding tax may not exceed 15% for portfolio investors, with, among others, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore, Spain and Sweden. Japan’s income tax treaties with Australia, France, the Netherlands, Switzerland and the United Kingdom have been amended to generally reduce the maximum withholding tax rate to 10%. In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Kyocera Corporation to non-residents or non-Japanese corporations is 20%. However, with respect to dividends paid by Kyocera Corporation to any corporate or individual shareholders who are non-residents of Japan or non-Japanese corporations, except for any individual shareholder who holds 3% or more of the outstanding total of the shares issued by Kyocera Corporation, the said 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before December 31, 2013 and (ii) 15% for dividends due and payable on or after January 1, 2014. A special reconstruction surtax (2.1% multiplied by the original applicable tax rate) is added to the withholding tax rates from and including January 1, 2013 to and including December 31, 2037. Under Japanese tax law, whichever is the lower of the maximum rate provided in the relevant tax treaty, convention or agreement and the Japanese statutory rate will be applicable. Gains derived from the sale outside Japan of the shares or ADSs by a non-resident of Japan or a non-Japanese corporation are in general not subject to Japanese income or corporation taxes. In addition, gains derived from the sale of shares or ADSs within Japan by a non-resident of Japan or non-Japanese corporation not having a permanent establishment in Japan are in general not subject to Japanese income or corporation taxes.

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

Taxation of Dividends

Subject to the PFIC rules discussed below, under the United States federal income tax laws, if the investor is a U.S. holder, the gross amount of any dividend paid by Kyocera Corporation out of its current or accumulated earnings and profits, as determined for United States federal income tax purposes, is subject to United States federal income taxation. If the investor is a non-corporate U.S. holder, dividends that constitute qualified dividend income will be taxable at the preferential rates applicable to long-term capital gains provided that the shares or ADSs are held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid with respect to shares or ADSs generally will be qualified dividend income. The investor must include any Japanese tax withheld from the dividend payment in this gross amount even though it does not in fact receive it.

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

Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable against the investor’s United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a refund of the tax withheld is available to the investor under Japanese law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the investor’s United States federal income tax liability.

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

In addition, notwithstanding any election the investor makes with regard to the shares or ADSs, dividends that it receives from Kyocera Corporation will not constitute qualified dividend income to the investor if Kyocera Corporation is a PFIC either in the taxable year of the distribution or the preceding taxable year. Moreover, the investor’s shares or ADSs will be treated as stock in a PFIC if Kyocera Corporation was a PFIC which was not a qualified electing fund with respect to the investor at any time during its holding period in its shares or ADSs, even if Kyocera Corporation is not currently a PFIC. For purposes of this rule, if the investor makes a mark-to-market election with respect to its shares or ADSs, the investor will be treated as having a new holding period in its shares or ADSs beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies. Dividends that the investor receives that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income. Instead, the investor must include the gross amount of any such dividend paid by Kyocera Corporation out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in its gross income, and it will be subject to tax at rates applicable to ordinary income.

If the investor owns shares or ADSs during any year that Kyocera Corporation is a PFIC with respect to the investor, it may be required to file Internal Revenue Service Form 8621.

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

Foreign Currency Exchange Risk

Kyocera enters into foreign currency forward contracts to hedge certain existing assets and liabilities denominated in foreign currencies, principally the U.S. dollar and the Euro. All such contracts in effect at March 31, 2013 will generally mature within four months. The following tables provide information about Kyocera’s major foreign currency forward contracts existing at March 31, 2013, which include hedge accounting setting forth the contract amounts, fair value, weighted average exchange rates. The contract amounts are generally used to calculate the contractual payments to be exchanged under the contracts.

	(Pay/Receive) (Except average contractual rates)
Forward exchange contracts to sell foreign currencies	US$/Yen	EURO/Yen	EURO/US$
	(Yen in millions)
Contract amounts	¥74,450	¥62,724	¥2,805
Fair value	(3,682)	(4,014)	68
Weighted average contractual rates	0.011	0.009	0.759

	(Receive/Pay) (Except average contractual rates)
Forward exchange contracts to purchase foreign currencies	Yen/US$	US$/Yen	EURO/Yen
	(Yen in millions)
Contract amounts	¥6,290	¥5,920	¥2,252
Fair value	(126)	(66)	(20)
Weighted average contractual rates	92.503	0.011	0.008

Interest Rate Risk

Kyocera enters into interest rate swaps to reduce market risk exposure to changes in interest rates. The tables below provide information about Kyocera’s financial instruments that are sensitive to changes in interest rates.

Long-term debt (including due within one year)	Average pay rate	Expected maturity date						Total	Fair value
		during the year ending March 31,
		2014	2015	2016	2017	2018	Thereafter
		(Yen in millions)
Loans from banks and others	4.46%	¥9,817	9,167	5,567	3,370	1,531	1,220	¥30,672	¥30,691

Interest rate swaps
Notional principal amounts	Average receive rate	Average pay rate	Expected maturity date						Total	Fair value
			during the year ending March 31,
			2014	2015	2016	2017	2018	Thereafter
(Variable to Fixed)			(Yen in millions)
¥119	0.50%	3.55%	¥59	60	—	—	—	—	¥119	¥(22)

Equity Price Risk

Kyocera has marketable equity and debt securities that are classified as available-for-sale and are carried in the consolidated balance sheets at fair value. Changes in fair value are recognized as other comprehensive income, net of taxes, as a separate component of shareholders’ equity. Gross unrealized gains on marketable equity securities, which were ¥219,400 million, included ¥194,216 million derived from unrealized gain of KDDI Corporation held by Kyocera. Detailed information appears in Note 3 to the Consolidated Financial Statements included in this annual report on Form 20-F. Kyocera evaluates whether declines in fair value of debt and equity securities are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost and the anticipated recoverability of fair value in the future. Other-than-temporary loss on debt and equity securities with readily determinable fair values for the years ended March 31, 2012 and 2013 amounted to ¥1,258 million and ¥728 million, respectively. At March 31, 2013, Kyocera held the following available-for-sale marketable equity and debt securities.

	March 31, 2013
	Cost	Fair Value
	(Yen in millions)
Due within 1 year	¥—	¥—
Due after 1 year to 5 years	3,070	3,080
Due after 5 years	4,479	4,521
Equity securities	273,719	493,119

	¥281,268	¥500,720

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

Item 14.    Material Modification to the Rights of Security Holders and Use of Proceeds

None.

Item 15.    Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Kyocera’s management, with the participation of its principal executive and principal financial officers, evaluated the effectiveness of Kyocera’s disclosure controls and procedures (as defined in Rules 13a-15(e) under the U.S. Securities Exchange Act of 1934, as amended) as of March 31, 2013. Based on that evaluation, Kyocera’s principal executive and principal financial officers concluded that the disclosure controls and procedures were effective as of that date.

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

Kyocera’s management, with the participation of its principal executive and principal financial officers, evaluated the effectiveness of Kyocera’s internal control over financial reporting using the criteria set forth in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, Kyocera’s management concluded that Kyocera’s internal control over financial reporting was effective as of March 31, 2013. Kyocera’s independent registered public accounting firm, PricewaterhouseCoopers Kyoto, which changed its English name from Kyoto Audit Corporation effective March 1, 2013, has audited the effectiveness of Kyocera’s internal control over financial reporting as of March 31, 2013, as stated in their report which appears on page F-1 of this annual report on Form 20-F.

Evaluation of Changes in Internal Control over Financial Reporting

Kyocera’s management, with the participation of its principal executive and principal financial officers, also carried out an evaluation of changes in our internal control over financial reporting during the year ended March 31, 2013. Based on that evaluation, there was no change in Kyocera’s internal control over financial reporting that occurred during the year ended March 31, 2013 that materially affected, or is reasonably likely to materially affect, Kyocera’s internal control over financial reporting.

Item 16.     [Reserved]

Item 16A.    Audit Committee Financial Expert

The Audit & Supervisory Board of Kyocera has determined that Kyocera does not have an “audit committee financial expert” as defined in Item 16A of Form 20-F serving on the Audit & Supervisory Board. Kyocera believes that the combined knowledge, skills and experience of the Audit & Supervisory Board enables them, as a group, to act effectively in the fulfillment of their tasks and responsibilities, including those under the Sarbanes-Oxley Act of 2002. In addition, the Audit & Supervisory Board Members have the power and authority to engage outside experts, including those who have the attributes described in Item 16A(b) of Form 20-F, as they deem appropriate to provide them with advice on matters related to their tasks and responsibilities.

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

Item 16C.    Principal Accountant Fees and Services

Principal Independent Registered Public Accounting Firm Fees

PricewaterhouseCoopers Kyoto, which changed its English name from Kyoto Audit Corporation effective March 1, 2013, served as our independent registered public accounting firm for fiscal 2012 and fiscal 2013 and audited our Consolidated Financial Statements included in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers Kyoto, and other member firms of PricewaterhouseCoopers to Kyocera in fiscal 2012 and fiscal 2013.

	Years ended March 31,
	2012	2013
	(Yen in millions)
Audit Fees(1)	¥1,316	¥1,457
Audit-related Fees(2)	9	3
Tax Fees(3)	205	271
All Other Fees(4)	9	3

Total	¥1,539	¥1,734

(1)	Amounts represent fees for the annual audit of Kyocera for fiscal 2012 and fiscal 2013, reviews of Kyocera’s financial statements for interim periods, other regulatory filings in fiscal 2012 and fiscal 2013 and the statutory audit of internal control over financial reporting for fiscal 2012 and fiscal 2013.
(2)	Amounts in fiscal 2012 primarily represent fees for translation support to statutory financial reporting and for an advisory service in connection with its adoption of International Financial Reporting Standards.
(3)	Amounts represent fees for tax services which are mainly international tax compliance performed by the tax department of the independent registered public accounting firm other than financial audit in fiscal 2012 and fiscal 2013.
(4)	Amounts in fiscal 2012 for all other fees primarily included fees for advisory assurance service of the preparation of Kyocera’s sustainability report.

Policies and Procedures of the Audit & Supervisory Board

In accordance with the regulations of the Securities and Exchange Commission issued pursuant to Sections 202 and 208 of the Sarbanes-Oxley Act of 2002, our Audit & Supervisory Board has adopted a pre-approval policy regarding non-audit work performed by PricewaterhouseCoopers Kyoto, a member firm of PricewaterhouseCoopers and by other member firms of the PricewaterhouseCoopers network for Kyocera and its subsidiaries, other than such work performed for AVX Corporation, which is itself an SEC-reporting entity and follows the pre-approval policy that its audit committee has adopted. Under Kyocera’s pre-approval policy, there are two types of pre-approval procedures, “General Pre-Approval” and “Specific Pre-Approval.”

Under the pre-approval procedure for “General Pre-Approval,” each of Kyocera Group companies (other than AVX Corporation) must make a proposal to Kyocera’s Audit & Supervisory Board for the types of services and estimated fee levels of each category of services to be generally pre-approved. Such proposal must be made annually. If such proposal is accepted, Kyocera’s Audit & Supervisory Board includes these services in a “General Pre-Approved List.” In addition, our Audit & Supervisory Board is notified of each such service actually rendered.

Under the pre-approval procedure for “Specific Pre-Approval,” if any proposed services are not on the General Pre-Approved List, each of Kyocera group companies (other than AVX Corporation) must submit an application to Kyocera’s Audit & Supervisory Board for such services. After reviewing the details and estimated fee levels for each engagement, Kyocera’s Audit & Supervisory Board may make a specific pre-approval decision on these services. Also, if any approved services in the General Pre-Approved List exceed the fee levels prescribed on the List, each of Kyocera group companies (other than AVX Corporation) must submit an application to Kyocera’s Audit & Supervisory Board for new fee levels for such services. Kyocera’s Audit & Supervisory Board may make a pre-approval decision after reviewing the details of the services and the estimated fee levels for each engagement.

All of the services provided by PricewaterhouseCoopers Kyoto, a member firm of PricewaterhouseCoopers, or by other member firms of PricewaterhouseCoopers network since Rule 2-01(c)(7) of Regulation S-X became effective were approved by Kyocera’s Audit & Supervisory Board pursuant to the pre-approval policy described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

With respect to the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 relating to listed company audit committees, which apply to us through Section 303A.06 of the New York Stock Exchange’s Listed Company Manual, we rely on an exemption provided by paragraph (c)(3) of that Rule available to foreign private issuers with audit & supervisory board meeting certain requirements. For a New York Stock Exchange-listed Japanese company with an audit & supervisory board, the requirements for relying on paragraph (c)(3) of Rule 10A-3 are as follows:

(a)	The audit & supervisory board must be established, and its members must be selected, pursuant to Japanese law expressly requiring such a board for Japanese companies that elect to have a corporate governance system with audit & supervisory board members.

(b)	Japanese law must and does require the audit & supervisory board to be separate from the board of directors.

(c)	None of the audit & supervisory board members is elected by management, and none of the listed company’s executive officers is a member of the audit & supervisory board.

(d)	Japanese law must and does set forth standards for the independence of all audit & supervisory board members from the listed company or its management. Also, under Japanese law, at least half of a company’s audit & supervisory board members must be “outside” audit & supervisory board members, to whom additional independence requirements apply.

(e)	The audit & supervisory board, in accordance with Japanese law or the listed company’s governing documents, must be responsible, to the extent permitted by Japanese law, for the appointment, retention and oversight of the work of any registered public accounting firm engaged (including, to the extent permitted by Japanese law, the resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed company, including its principal accountant which audits its Consolidated Financial Statements included in its annual reports on Form 20-F.

(f)	To the extent permitted by Japanese law:

•

the audit & supervisory board must establish procedures for (i) the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	the audit & supervisory board must have the authority to engage independent counsel and other advisers, as it determines necessary to carry out its duties; and

•

the listed company must provide for appropriate funding, as determined by its audit & supervisory board, for payment of (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for us, (ii) compensation to any advisers employed by the audit & supervisory board, and (iii) ordinary administrative expenses of the audit & supervisory board that are necessary or appropriate in carrying out its duties.

In our assessment, our Audit & Supervisory Board, which meets the requirements for reliance on the exemption in paragraph (c)(3) of Rule 10A-3 described above, is not materially less effective than an audit committee meeting all the requirements of paragraph (b) of Rule 10A-3 (without relying on any exemption provided by that Rule) at acting independently of management and performing the functions of an audit committee as contemplated therein.

Item 16E. Purchases	of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth certain information with respect to purchases of our own shares by us and our affiliated purchasers.

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
April 1 to April 30, 2012	81	7,250.00	—	—
May 1 to May 31, 2012	298	7,304.16	—	—
June 1 to June 30, 2012	296	6,565.87	—	—
July 1 to July 31, 2012	675	6,508.41	—	—
August 1 to August 31, 2012	348	6,335.45	—	—
September 1 to September 30, 2012	192	6,732.50	—	—
October 1 to October 31, 2012	493	6,875.92	—	—
November 1 to November 30, 2012	176	7,436.70	—	—
December 1 to December 31, 2012	272	7,618.60	—	—
January 1 to January 31, 2013	415	7,971.22	—	—
February 1 to February 28, 2013	569	8,189.31	—	—
March 1 to March 31, 2013	357	8,335.93	—	—

Total	4,172	7,265.72	—	—

Note: Under the Companies Act, a holder of shares constituting less than one full unit may request Kyocera to purchase such shares at their market value. (See Memorandum and Articles of Association—Capital stock—“Unit share system,” in “Item 10. Additional Information.”) All purchases described in the above table were made pursuant to such requests by shareholders.

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

For large Japanese companies, including Kyocera Corporation, which employ a corporate governance system based on an audit & supervisory board (the “audit & supervisory board system”), the Companies Act of Japan (the Companies Act) has no independence requirement with respect to directors. The task of overseeing management and independent auditors is assigned to the audit & supervisory board members, who are separate from Kyocera Corporation’s management. All audit & supervisory board members must meet certain independence requirements under the Companies Act.

For large Japanese companies with an audit & supervisory board, including Kyocera Corporation, at least half of the members of such board must be “outside” audit & supervisory board members. Such “outside” audit & supervisory board members must meet additional independence requirements under the Companies Act. An “outside” audit & supervisory board member means an audit & supervisory board member who has not served as a director, manager or other employee of Kyocera Corporation or any of its subsidiaries previously.

As of June 26, 2013, Kyocera Corporation had six audit & supervisory board members, of whom three were “outside” audit & supervisory board members.

In addition to the independence requirements under the Companies Act described above, the rules of the Japanese stock exchanges require that at least one of Kyocera Corporation’s outside directors or outside audit & supervisory board members must meet certain additional independence criteria.

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Kyocera Corporation
2. An NYSE-listed U.S. company must have an audit committee composed entirely of independent directors, and the audit committee must have at least three members.

Kyocera Corporation employs the audit & supervisory board system as described above. Under this system, the audit & supervisory board is a legally separate and independent body from the board of directors. The main function of the audit & supervisory board is similar to that of independent directors, including those who are members of the audit committee of a U.S. company: to monitor the performance of the directors, and review and express opinions on the method of auditing by Kyocera Corporation’s independent auditors and on such independent auditors’ audit reports, for the protection of Kyocera Corporation’s shareholders.

Kyocera Corporation and other large Japanese companies which employ the audit & supervisory board system are required to have at least three audit & supervisory board members. As of June 26, 2013, Kyocera Corporation had six audit & supervisory board members. Each audit & supervisory board member serves a four-year term of office. In contrast, the term of office of each director of Kyocera Corporation is two years.

With respect to the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 relating to listed company audit committees, Kyocera Corporation relies on an exemption under that rule which is available to foreign private issuers with audit & supervisory board meeting certain requirements.

3. An NYSE-listed U.S. company must have a nominating/corporate governance committee composed entirely of independent directors.	Kyocera Corporation’s directors are elected at a general meeting of shareholders. Its board of directors does not have the power to fill vacancies thereon. Kyocera Corporation’s audit & supervisory board members are also elected at a general meeting of shareholders. A proposal by Kyocera Corporation’s board of directors to elect an audit & supervisory board member must be approved by a resolution of its audit & supervisory board. The audit & supervisory board is empowered to adopt a resolution requesting that Kyocera Corporation’s directors submit a proposal for election of an audit & supervisory board member to a general meeting of shareholders. The audit & supervisory board members have the right to state their opinions concerning election of an audit & supervisory board member at the general meeting of shareholders.

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Kyocera Corporation
4. An NYSE-listed U.S. company must have a compensation committee composed entirely of independent directors and must impose procedural and disclosure requirements with respect to the use of compensation consultants, independent legal counsel and other advisors.

The total amount of compensation for Kyocera Corporation directors and the total amount of compensation for Kyocera Corporation audit & supervisory board members are proposed to, and voted upon by, a general meeting of shareholders. Once the proposal for each of such total amount of compensation is approved at the general meeting of shareholders, each of the board of directors and audit & supervisory board allocates the respective total amount among its respective members.

There are no procedural or disclosure requirements with respect to the use of compensation consultants, independent legal counsel or other advisors.

5. An NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.	Japanese companies, including Kyocera Corporation, often issue “stock acquisition rights” (granting the holder thereof the right to acquire from the issuer shares of its common stock at a prescribed price) for the purpose of granting stock options to their officers, etc. Typically, when stock acquisition rights are used for such purpose, they are issued under terms and conditions which are especially favorable to the recipients thereof, and because of that, such issuance is subject to approval at a general meeting of shareholders under the Companies Act. Kyocera Corporation obtains approval at a general meeting of shareholders with respect to its issuance of stock acquisition rights for stock option purposes.

Item 16H.    Mine Safety Disclosure

Not applicable.

PART III

Item 17.    Financial Statements

In lieu of responding to this item, we have responded to Item 18. of this annual report on Form 20-F.

Item 18.    Financial Statements

The information required by this item is set forth beginning on page F-1 of this annual report on Form 20-F.

Item 19.    Exhibits

Exhibit Number	Description
1.1	Articles of Incorporation (English translation)

1.2	Share Handling Regulations of the Registrant (incorporated by reference to the Registrant’s annual report on Form 20-F filed on June 29, 2011)

1.3	Regulations of the Board of Directors of the Registrant (incorporated by reference to the Registrant’s annual report on Form 20-F filed on June 29, 2011)

1.4	Regulations of the Audit & Supervisory Board of the Registrant (English translation)

2.1	Amended and Restated Deposit Agreement, dated as of June 29, 1998 among Kyocera Corporation, Citibank N.A. as Depositary and all owners and holders from time to time of American Depositary Receipts, as amended by Amendment No.1 thereto, dated as of January 5, 1999 (incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 24, 2001), as further amended by Amendment No.2 thereto, dated as of December 21, 2007, including the form of American Depositary Receipt (incorporated by reference to Post-effective Amendment No.2 to the Registrant’s Registration Statement on Form F-6 filed on December 4, 2007 (File No. 333-07222))

4.1	Supplemental Consent Decree with Defendant AVX Corporation containing agreement among AVX Corporation, the United States Environmental Protection Agency and the Commonwealth of Massachusetts, dated October 10, 2012

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of the Registrant’s annual report on Form 20-F)

Exhibit Number	Description
11.1	Code of Ethics (incorporated by reference to the Registrant’s annual report on Form 20-F filed on July 5, 2007)

12.1	Certification of the principal executive officer of the Registrant required by Rule 13a-14(a)

12.2	Certification of the principal financial officer of the Registrant required by Rule 13a-14(a)

13.1	Certification of the principal executive officer of the Registrant required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of the principal financial officer of the Registrant required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Consent of PricewaterhouseCoopers Kyoto with respect to its report on the audit of the financial statements included in the Registrant’s annual report on Form 20-F

101	Instance Document

101	Schema Document

101	Calculation Linkbase Document

101	Labels Linkbase Document

101	Presentation Linkbase Document

101	Definition Linkbase Document

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Kyocera Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, equity and cash flows present fairly, in all material respects, the financial position of Kyocera Corporation and its subsidiaries (the “Company”) at March 31, 2013 and March 31, 2012, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Kyoto

Kyoto, Japan

June 27, 2013

Consolidated Balance Sheets

Kyocera Corporation and Consolidated Subsidiaries

March 31, 2012 and 2013

ASSETS	2012	2013
	(Yen in millions and shares in thousands)
Current assets:
Cash and cash equivalents	¥273,288	¥305,454
Short-term investments in debt and equity securities (Notes 3 and 4)	47,175	43,893
Other short-term investments (Note 3)	158,765	179,843
Trade receivables
Notes (Note 7)	19,349	27,061
Accounts (Notes 7 and 10)	225,578	268,927
Less allowances for doubtful accounts and sales returns (Note 6)	(4,583)	(4,705)

	240,344	291,283
Inventories (Note 5)	270,336	296,450
Advance payments	68,685	65,812
Deferred income taxes (Note 16)	45,049	47,349
Other current assets (Notes 4, 6, 8, 10 and 13)	40,961	38,299

Total current assets	1,144,603	1,268,383

Investments and advances:
Long-term investments in debt and equity securities (Notes 3 and 4)	372,779	506,490
Other long-term investments (Notes 3, 4, 6 and 7)	19,098	12,661

Total investments and advances	391,877	519,151

Property, plant and equipment (Notes 4 and 10):
Land	60,600	61,808
Buildings	301,911	323,014
Machinery and equipment	719,146	788,692
Construction in progress	17,035	13,546
Less accumulated depreciation	(838,155)	(918,236)

Total property, plant and equipment	260,537	268,824

Goodwill (Notes 2 and 9)	89,039	103,425
Intangible assets (Notes 2, 9 and 10)	49,653	54,583
Other assets (Notes 6, 8, 10 and 16)	58,394	68,487

Total assets	¥1,994,103	¥2,282,853

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

March 31, 2012 and 2013

LIABILITIES AND EQUITY	2012	2013
	(Yen in millions and shares in thousands)
Current liabilities:
Short-term borrowings (Note 10)	¥4,062	¥3,135
Current portion of long-term debt (Notes 4 and 10)	10,610	9,817
Trade notes and accounts payable	102,699	111,249
Other notes and accounts payable	60,993	52,018
Accrued payroll and bonus	49,880	52,420
Accrued income taxes	13,496	22,214
Other accrued liabilities (Note 14)	29,940	39,135
Other current liabilities (Notes 4, 13 and 16)	29,368	36,642

Total current liabilities	301,048	326,630

Non-current liabilities:
Long-term debt (Notes 4 and 10)	21,197	20,855
Accrued pension and severance liabilities (Note 11)	32,441	36,322
Deferred income taxes (Note 16)	90,179	146,229
Other non-current liabilities (Note 16)	14,997	37,875

Total non-current liabilities	158,814	241,281

Total liabilities	459,862	567,911

Commitments and contingencies (Note 14)

Kyocera Corporation shareholders’ equity (Note 15):
Common stock:
Authorized 600,000 shares
Issued 191,309 shares	115,703	115,703
Additional paid-in capital	162,617	163,062
Retained earnings	1,324,052	1,368,512
Accumulated other comprehensive income	(81,639)	50,138
Common stock in treasury, at cost:
7,865 shares at March 31, 2012 and
7,869 shares at March 31, 2013	(51,228)	(51,258)

Total Kyocera Corporation shareholders’ equity	1,469,505	1,646,157
Noncontrolling interests	64,736	68,785

Total equity	1,534,241	1,714,942

Total liabilities and equity	¥1,994,103	¥2,282,853

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2013

	2011	2012	2013
	(Yen in millions and shares in thousands, except per share amounts)
Net sales (Notes 7 and 13)	¥1,266,924	¥1,190,870	¥1,280,054
Cost of sales (Note 13)	888,869	870,143	952,350

Gross profit	378,055	320,727	327,704
Selling, general and administrative expenses (Notes 2, 4, 14 and 17)	222,131	223,052	250,778

Profit from operations	155,924	97,675	76,926

Other income (expenses):
Interest and dividend income	12,963	13,966	14,666
Interest expense (Note 13)	(2,259)	(2,042)	(1,890)
Foreign currency transaction gains, net (Note 13)	3,824	4,533	5,136
Gains on sales of securities, net (Note 3)	52	337	4,542
Other, net (Note 4)	1,828	424	1,983

	16,408	17,218	24,437

Income before income taxes	172,332	114,893	101,363

Income taxes (Note 16):
Current	35,744	34,199	39,655
Deferred	6,470	(4,064)	(5,643)

	42,214	30,135	34,012

Net income	130,118	84,758	67,351
Net income attributable to noncontrolling interests	(7,670)	(5,401)	(878)

Net income attributable to shareholders of Kyocera Corporation	¥122,448	¥79,357	¥66,473

Earnings per share (Note 19):
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥667.23	¥432.58	¥362.36
Diluted	667.23	432.58	362.36
Cash dividends declared per share:
Per share of common stock	130.00	120.00	120.00
Average number of shares of common stock outstanding:
Basic	183,517	183,451	183,442
Diluted	183,517	183,451	183,442

The accompanying notes are an integral part of these statements.

Consolidated Statements of Comprehensive Income

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2013

	2011	2012	2013
	(Yen in millions)
Net income	¥130,118	¥84,758	¥67,351

Other comprehensive income (loss)—net of taxes
Net unrealized gains on securities (Notes 3 and 15)	8,863	8,520	94,577
Net unrealized gains (losses) on derivative financial instruments (Notes 13 and 15)	63	(58)	8
Pension adjustments (Notes 11 and 15)	(4,619)	(8,941)	(11,677)
Foreign currency translation adjustments (Note 15)	(33,923)	(6,429)	55,468

Total other comprehensive income (loss)	(29,616)	(6,908)	138,376

Comprehensive income	100,502	77,850	205,727
Comprehensive income (loss) attributable to noncontrolling interests	(2,626)	(4,320)	(7,202)

Comprehensive income attributable to shareholders of Kyocera Corporation	¥97,876	¥73,530	¥198,525

Consolidated Statements of Equity

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2013

(Number of shares outstanding)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Kyocera Corporation Shareholders’ Equity	Noncontrolling Interests	Equity
			(Note 15)	(Note 15)
	(Yen in millions and shares in thousands)
Balance, March 31, 2010 (183,521)	¥115,703	¥163,044	¥1,168,122	¥(51,010)	¥(50,624)	¥1,345,235	¥62,027	¥1,407,262
Comprehensive income:
Net income			122,448			122,448	7,670	130,118
Change in net unrealized gains on securities—net of taxes (Note 3)				8,767		8,767	96	8,863
Change in net unrealized gains on derivative financial instruments—net of taxes (Note 13)				52		52	11	63
Change in pension adjustments—net of taxes (Note 11)				(4,530)		(4,530)	(89)	(4,619)
Change in foreign currency translation adjustments—net of taxes				(28,861)		(28,861)	(5,062)	(33,923)

Total comprehensive income						97,876	2,626	100,502

Cash dividends paid to Kyocera Corporation’s shareholders			(22,022)			(22,022)		(22,022)
Cash dividends paid to noncontrolling interests							(1,875)	(1,875)
Purchase of treasury stock (8)					(69)	(69)		(69)
Reissuance of treasury stock (0)		0			2	2		2
Stock option plan of subsidiaries		151				151	60	211
Other		(859)		(51)		(910)	258	(652)

Balance, March 31, 2011 (183,513)	115,703	162,336	1,268,548	(75,633)	(50,691)	1,420,263	63,096	1,483,359
Comprehensive income:
Net income			79,357			79,357	5,401	84,758
Change in net unrealized gains on securities—net of taxes (Note 3)				8,502		8,502	18	8,520
Change in net unrealized losses on derivative financial instruments—net of taxes (Note 13)				(41)		(41)	(17)	(58)
Change in pension adjustments—net of taxes (Note 11)				(8,750)		(8,750)	(191)	(8,941)
Change in foreign currency translation adjustments—net of taxes				(5,538)		(5,538)	(891)	(6,429)

Total comprehensive income						73,530	4,320	77,850

Cash dividends paid to Kyocera Corporation’s shareholders			(23,853)			(23,853)		(23,853)
Cash dividends paid to noncontrolling interests							(2,124)	(2,124)
Purchase of treasury stock (69)					(540)	(540)		(540)
Reissuance of treasury stock (0)		0			3	3		3
Stock option plan of subsidiaries		103				103	41	144
Other		178		(179)		(1)	(597)	(598)

Consolidated Statements of Equity—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2013

(Number of shares outstanding)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Kyocera Corporation Shareholders’ Equity	Noncontrolling Interests	Equity
			(Note 15)	(Note 15)
	(Yen in millions and shares in thousands)
Balance, March 31, 2012 (183,444)	115,703	162,617	1,324,052	(81,639)	(51,228)	1,469,505	64,736	1,534,241
Comprehensive income:
Net income			66,473			66,473	878	67,351
Change in net unrealized gains on securities—net of taxes (Note 3)				94,513		94,513	64	94,577
Change in net unrealized gains on derivative financial instruments—net of taxes (Note 13)				2		2	6	8
Change in pension adjustments—net of taxes (Note 11)				(11,111)		(11,111)	(566)	(11,677)
Change in foreign currency translation adjustments—net of taxes				48,648		48,648	6,820	55,468

Total comprehensive income						198,525	7,202	205,727

Cash dividends paid to Kyocera Corporation’s shareholders			(22,013)			(22,013)		(22,013)
Cash dividends paid to noncontrolling interests							(2,229)	(2,229)
Purchase of treasury stock (4)					(30)	(30)		(30)
Reissuance of treasury stock (0)		0			0	0		0
Stock option plan of subsidiaries		80				80	32	112
Other		365		(275)		90	(956)	(866)

Balance, March 31, 2013 (183,440)	¥115,703	¥163,062	¥1,368,512	¥50,138	¥(51,258)	¥1,646,157	¥68,785	¥1,714,942

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2013

	2011	2012	2013
	(Yen in millions)
Cash flows from operating activities:
Net income	¥130,118	¥84,758	¥67,351
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	71,544	73,120	73,597
Provision for doubtful accounts and loss on bad debts	2,039	370	238
Write-down of inventories	5,291	11,486	11,507
Deferred income taxes (Note 16)	6,470	(4,064)	(5,643)
Gains on sales of securities, net	(52)	(337)	(4,542)
Foreign currency adjustments	506	(759)	(2,003)
Change in assets and liabilities:
Increase in receivables	(38,043)	(3,803)	(14,876)
Increase in inventories	(69,368)	(39,762)	(13,910)
(Increase) decrease in advance payment	(20,008)	3,507	2,872
(Increase) decrease in other current assets	(616)	(1,094)	2,035
Increase (decrease) in notes and accounts payable	29,422	(10,092)	(35,557)
Increase (decrease) in accrued income taxes	2,039	(6,680)	8,151
Increase in other current liabilities	3,033	4,411	9,242
Increase (decrease) in other non-current liabilities	(2,871)	(5,287)	14,739
Other, net	183	3,291	(3,712)

Net cash provided by operating activities	119,687	109,065	109,489

Cash flows from investing activities:
Payments for purchases of available-for-sale securities	(11,837)	(18,970)	(30,052)
Payments for purchases of held-to-maturity securities	(67,174)	(74,369)	(49,583)
Payments for purchases of other securities	(5,173)	(149)	(19)
Proceeds from sales and maturities of available-for-sale securities	9,568	29,346	37,593
Proceeds from maturities of held-to-maturity securities	42,534	74,083	71,167
Acquisitions of businesses, net of cash acquired (Notes 2 and 20)	(1,581)	(35,454)	(18,533)
Investment in affiliates	—	(793)	(2,150)
Payments for purchases of property, plant and equipment	(65,844)	(67,765)	(58,416)
Payments for purchases of intangible assets	(6,568)	(6,744)	(6,553)
Acquisition of time deposits and certificate of deposits	(303,482)	(258,032)	(289,694)
Withdrawal of time deposits and certificate of deposits	287,376	299,531	276,436
Other, net	817	3,265	3,662

Net cash used in investing activities	(121,364)	(56,051)	(66,142)

Cash flows from financing activities:
Increase (decrease) in short-term debt, net (Note 2)	4,044	(13,615)	(1,465)
Proceeds from issuance of long-term debt	10,708	10,141	9,055
Payments of long-term debt (Note 2)	(15,707)	(19,166)	(12,733)
Dividends paid	(23,654)	(25,874)	(24,336)
Purchase of treasury stock	(69)	(540)	(30)
Other, net	(2,142)	(1,715)	(1,922)

Net cash used in financing activities	(26,820)	(50,769)	(31,431)

Effect of exchange rate changes on cash and cash equivalents	(11,158)	(2,428)	20,250

Net increase (decrease) in cash and cash equivalents	(39,655)	(183)	32,166
Cash and cash equivalents at beginning of year	313,126	273,471	273,288

Cash and cash equivalents at end of year	¥273,471	¥273,288	¥305,454

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

(a) Distributor Stock Rotation Program

Stock rotation is a program whereby distributors are allowed to return for credit qualified inventory, semi-annually, equal to a certain percentage of the previous six months net sales. In accordance with ASC 605-15, an estimated sales allowance for stock rotation is recorded at the time of sale based on a percentage of distributor sales using historical trends, current pricing and volume information, other market specific information and input from sales, marketing and other key management personnel. These procedures require the exercise of significant judgments. Kyocera believes that these procedures enable Kyocera to make reliable estimates of future returns under the stock rotation program. Kyocera’s actual results have historically approximated its estimates. When the products are returned and verified, the distributor is given credit against their accounts receivables.

(b) Distributor Ship-from-Stock and Debit Program

Ship-from-Stock and Debit (ship and debit) is a program designed to assist distributors in meeting competitive prices in the marketplace on sales to their end customers. Ship and debit programs require a request from the distributor for a pricing adjustment of a specific part for a sale to the distributor’s end customers from the distributor’s stock. Ship and debit authorizations may cover current and future distributor activity for a specific part for a sale to their customers. In accordance with ASC 605, at the time Kyocera records the sales to distributors, an allowance for the estimated future distributor activities related to such sales is provided since it is probable that such sales to distributors will result in ship and debit activities. In accordance with ASC 605-15, Kyocera records an estimated sales allowance based on sales during the period, credits issued to distributors, distributor inventory levels, historical trends, market conditions, pricing trends noted in direct sales activity with original equipment manufacturers and other customers, and input from sales, marketing and other key management personnel. These procedures require the exercise of significant judgments. Kyocera believes that these procedures enable Kyocera to make reliable estimates of future credits under the ship and debit program. Kyocera’s actual results have historically approximated its estimates.

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

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Stock-Based Compensation:

Costs resulting from share-based payment transactions are accounted for under ASC 718, “Compensation—Stock Compensation,” Kyocera recognizes such costs in the consolidated financial statements based on the grant date fair value over the measurement method.

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

Recently Adopted Accounting Standards:

On April 1, 2012, Kyocera adopted the FASB’s ASU No. 2011-05, “Presentation of Comprehensive Income” and ASU No. 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.” ASU No. 2011-05 requires entities to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of net income and other comprehensive income. It eliminates the current option to present the components of other comprehensive income as part of the statement of equity. ASU No. 2011-05 also requires reclassification adjustments and the effect of those adjustments on net income and other comprehensive income to be disclosed on the face of financial statements, however, the effective date of this requirement is deferred indefinitely by ASU No. 2011-12. As these accounting standards are a provision for presentation, the adoption of these accounting standards did not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On April 1, 2012, Kyocera adopted the FASB’s ASU No. 2011-08, “Testing Goodwill for Impairment.” This accounting standard permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. An entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. As this accounting standard does not actually change how the impairment would be calculated, the adoption of this accounting standard did not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Recently Issued Accounting Standards:

In July 2012, the FASB issued ASU No. 2012-02, “Testing Indefinite-Lived Intangible Assets for Impairment.” This accounting standard permits an entity to first assess qualitative factors to determine whether it is more likely than not that the indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the impairment test. An entity is not required to calculate the fair value of the indefinite-lived intangible asset unless the entity determines that it is more likely than not that the indefinite-lived intangible asset is impaired. This accounting standard will be effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. As this accounting standard does not actually change how the impairment would be calculated, the adoption of this accounting standard will not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In January 2013, the FASB issued ASU No. 2013-01, “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.” This accounting standard clarifies that the scope of ASU No. 2011-11 applies to derivatives accounted for in accordance with ASC 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with ASC 210-20-45 or ASC 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. This accounting standard will be effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. As this accounting standard is a provision for disclosure, the adoption of this accounting standard will not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In February 2013, the FASB issued ASU No. 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” This accounting standard requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, this accounting standard requires an entity to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, this accounting standard required an entity to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. This accounting standard will be effective prospectively for annual reporting periods beginning after December 15, 2012, and interim periods within those annual periods. As this accounting standard is a provision for disclosure, the adoption of this accounting standard will not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In February 2013, the FASB issued ASU No. 2013-04, “Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date.” This accounting standard requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of the following: (a) The amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors (b) Any additional amount the reporting entity expects to pay on behalf of its co-obligors. The accounting standard also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. This accounting standard will be effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of this accounting standard is not expected to have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In March 2013, the FASB issued ASU No. 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Investment in a Foreign Entity.” This accounting standard resolves the diversity in practice about whether ASC 810-10, Consolidation—Overall, or ASC 830-30, Foreign Currency Matters—Translation of Financial Statements, applies to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. In addition, this accounting standard resolves the diversity in practice for the treatment of business combinations achieved in stages involving a foreign entity. This accounting standard will be effective prospectively for fiscal years, and interim reporting periods within those years, beginning after December 15, 2013. The impact of this accounting standard on Kyocera’s consolidated results of operations, financial condition and cash flows will depend on the nature and significance of transactions after the adoption date.

Reclassifications:

Certain reclassifications and changes have been made to the consolidated balance sheet at March 31, 2012, the consolidated statements of income and the consolidated statements of cash flows for the year ended March 31, 2012 and 2011 and footnotes to conform to the current presentation.

2. BUSINESS COMBINATION

Business combinations in the year ended March 31, 2013

On June 5, 2012, Kyocera Document Solutions Deutschland GmbH, a subsidiary of Kyocera Document Solutions Inc., a Japan based subsidiary, acquired 100% of the common stock of AKI GmbH to strengthen its document solutions business.

On August 1, 2012, Kyocera Document Solutions America, Inc., a subsidiary of Kyocera Document Solutions Inc., acquired information equipment sales business, related assets and liabilities from Nevill Business Machines, Inc. to expand its sales channels in the United States of America.

The results of operations of the acquired businesses were included into Kyocera’s consolidated financial statements since the acquisition date. For reporting segment, they are reported in the Information Equipment Group. The acquisitions did not have material impacts on Kyocera’s consolidated results of operations, financial condition and cash flows.

On November 5, 2012, Kyocera Communication Systems Co., Ltd., a Japan based subsidiary, acquired 100% of the common stock of MOTEX Inc., a development and sales company of information technology assets management package software, and made it consolidated subsidiary with the aim of strengthening its security service business in information systems & telecommunication services business.

Going forward, Kyocera Communication Systems Co., Ltd. will strive to further expand its information systems & telecommunication services business through the pursuit of synergies with MOTEX Inc.

The results of operations of MOTEX Inc. was included into Kyocera’s consolidated financial statements since the acquisition date. For segment reporting, it is reported in the Others.

Kyocera has used the acquisition method of accounting to record assets acquired and liabilities assumed in accordance with ASC 805, “Business Combinations.”

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The allocation of fair value to the acquired assets and assumed liabilities in this business combination was completed in the year ended March 31, 2013. The related assets and liabilities were recorded based upon their estimated fair values at the date of acquisition with the excess being allocated to goodwill as shown in the following table. Acquisition-related costs of ¥101 million were included in selling, general and administrative expenses in the consolidated statement of income for the year ended March 31, 2013.

November 5, 2012
(Yen in millions)
Current assets	¥5,069
Intangible assets	4,247
Other non-current assets	1,400

Total assets	10,716

Current liabilities	1,907
Non-current liabilities	1,607

Total liabilities	3,514

Total identified assets and liabilities	7,202

Purchase price (Cash)	13,507

Goodwill	¥6,305

The total amount of goodwill is not expected to be deductible for tax purposes.

The pro forma results are not presented as the revenue and earnings were not material.

Intangible assets that Kyocera recorded due to this acquisition are summarized as follows:

November 5, 2012
(Yen in millions)
Intangible assets subject to amortization:
Customer relationships	¥3,452
Software	616
Trademarks	179

Total	¥4,247

The weighted average amortization periods for customer relationships, software and trademarks are ten years, five years and ten years, respectively.

On February 6, 2013, AVX Corporation, a U.S. based subsidiary, acquired by merger all of the outstanding capital stock of the Tantalum Components Division of Nichicon Corporation (Nichicon Tantalum) for ¥8,054 million ($86 million) in cash. Nichicon Tantalum designs, develops, manufactures and markets tantalum electronic components. Nichicon Tantalum’s products are used in a broad range of commercial applications. Nichicon Tantalum has manufacturing facilities located in Adogawa, Japan and Tianjin, China. The acquisition enhances AVX Corporation’s leadership position in the passive electronic component industry and provides further opportunities for expansion in the Asian region and tantalum component manufacturing efficiencies.

The results of operations of Nichicon Tantalum was included into Kyocera’s consolidated financial statements since the acquisition date. For segment reporting, it is reported in the Electronic Device Group.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Kyocera has used the acquisition method of accounting to record the transaction in accordance with ASC 805, “Business Combinations.” In accordance with the purchase method, the purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values with the excess being allocated to goodwill. Factors that contributed to the recognition of goodwill include expected synergies and the trained workforce.

As of March 31, 2013, the allocation of the purchase price was prepared based on estimates of fair values, as shown in the following table. The purchase price allocation of assets and liabilities is preliminary and subject to change as Kyocera awaits the completion of the fair value appraisal of certain personal and real tangible assets as well as certain intangible assets.

February 6, 2013
(Yen in millions)
Accounts receivables	¥727
Inventories	1,414
Other current assets and liabilities	(200)

Working capital	1,941

Property, plant and equipment	2,873
Accrued benefit liability	(179)

Total identified assets and liabilities	4,635

Purchase price (Cash)	8,054

Goodwill	¥3,419

The total amount of goodwill is not expected to be deductible for tax purposes.

The pro forma results are not presented as the revenue and earnings were not material.

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

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

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

On August 31, 2011, Kyocera Document Solutions India Pte. Ltd., a subsidiary of Kyocera Document Solutions Inc., acquired information equipment sales business, related assets and liabilities from Kilburn Office Automation Ltd. to expand its sales channels in India.

On October 1, 2011, Kyocera Document Solutions Canada, Ltd, a subsidiary of Kyocera Document Solutions Inc., acquired 100% of the common stock of Copicom Inc. to expand its sales channels in Canada.

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

On October 29, 2010, Kyocera Document Solutions Inc. acquired 100% of shares of Epson Software Engineering (Philippines), Inc. which is a software developer related to information equipment. The results of operations of the acquired business was included into Kyocera’s consolidated financial statements since the acquisition date and for segment reporting, it is reported in the Information Equipment Group.

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

Gross unrealized gains on equity securities which derived from a fluctuation in the market value of the shares of KDDI Corporation (KDDI) at March 31, 2012 and 2013 are as follows:

	March 31,
	2012	2013
	(Yen in millions)
Gross unrealized gains on shares of KDDI	¥57,919	¥194,216

Other-than-temporary loss on debt and equity securities for the years ended March 31, 2011, 2012 and 2013 are as follows:

	Years ended March 31,
	2011	2012	2013
	(Yen in millions)
Other-than-temporary loss on debt and equity securities	¥341	¥1,260	¥729

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

(1)	Debt and equity securities with readily determinable fair values

Investments in debt and equity securities at March 31, 2012 and 2013, included in short-term investments in debt and equity securities and in long-term investments in debt and equity securities are summarized as follows:

	March 31,
	2012				2013
	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
	(Yen in millions)
Available-for-sale securities:
Marketable equity securities	¥266,070	¥333,840	¥68,057	¥287	¥269,819	¥488,748	¥218,929	¥0
Investment trusts	3,690	3,704	145	131	3,900	4,371	471	—

Total equity securities	269,760	337,544	68,202	418	273,719	493,119	219,400	0

Corporate bonds	12,735	11,941	0	794	7,549	7,601	108	56
Government bonds and public bonds	1,501	1,203	—	298	—	—	—	—

Total debt securities	14,236	13,144	0	1,092	7,549	7,601	108	56

Total available-for-sale securities	283,996	350,688	68,202	1,510	281,268	500,720	219,508	56

Held-to-maturity securities:
Corporate bonds	54,317	54,325	123	115	48,658	48,736	98	20
Government bonds and public bonds	13,949	13,949	13	13	5	5	—	—
Others	1,000	1,000	0	—	1,000	1,000	0	—

Total held-to-maturity securities	69,266	69,274	136	128	49,663	49,741	98	20

Total	¥353,262	¥419,962	¥68,338	¥1,638	¥330,931	¥550,461	¥219,606	¥76

At March 31, 2013, the contractual maturities of available-for-sale and held-to-maturity securities are summarized as follows:

	March 31, 2013
	Available-for-Sale		Held-to-Maturity
	Cost*	Aggregate Fair Value	Cost*	Aggregate Fair Value
	(Yen in millions)
Due within 1 year	¥—	¥—	¥43,893	¥43,910
Due after 1 year to 5 years	3,070	3,080	5,770	5,831
Due after 5 years	4,479	4,521	—	—
Equity securities	273,719	493,119	—	—

	¥281,268	¥500,720	¥49,663	¥49,741

*	Cost represents amortized cost for held-to-maturity securities and acquisition cost for available-for-sale securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Proceeds from sales of available-for-sale securities and the related gross realized gains and losses for the years ended March 31, 2011, 2012 and 2013 are as follows:

	Years ended March 31,
	2011	2012	2013
	(Yen in millions)
Proceeds from sales of available-for-sale securities	¥8,500	¥16,705	¥34,587
Gross realized gains	608	1,196	5,858
Gross realized losses	445	1,162	1,156

For the purpose of computing gains and losses, the cost of those securities is determined by the moving average method.

Kyocera’s available-for-sale securities classified by length of unrealized loss position at March 31, 2012 and 2013 are as follows:

	March 31, 2012
	within 1 year		over 1 year		Total
	Aggregate Fair Value	Gross Unrealized Losses	Aggregate Fair Value	Gross Unrealized Losses	Aggregate Fair Value	Gross Unrealized Losses
	(Yen in millions)
Marketable equity securities	¥2,135	¥287	¥1	¥0	¥2,136	¥287
Investment trusts	2,796	131	—	—	2,796	131
Corporate bonds	8,235	32	3,055	762	11,290	794
Government bonds and public bonds	376	1	827	297	1,203	298

Total	¥13,542	¥451	¥3,883	¥1,059	¥17,425	¥1,510

	March 31, 2013
	within 1 year		over 1 year		Total
	Aggregate Fair Value	Gross Unrealized Losses	Aggregate Fair Value	Gross Unrealized Losses	Aggregate Fair Value	Gross Unrealized Losses
	(Yen in millions)
Marketable equity securities	¥1	¥0	¥2	¥0	¥3	¥0
Investment trusts	—	—	—	—	—	—
Corporate bonds	5,145	56	—	—	5,145	56
Government bonds and public bonds	—	—	—	—	—	—

Total	¥5,146	¥56	¥2	¥0	¥5,148	¥56

At March 31, 2013, Kyocera held available-for-sale securities in unrealized loss positions of ¥56 million. Kyocera considered the decline in fair value of marketable equity securities were not other-than-temporary as the extent to which fair value was below the cost was minor. Kyocera considered the decline in fair value of corporate bonds were not other-than-temporary because the decline in fair value was not caused by credit loss and Kyocera would receive the full cost amount.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

(2)	Other investments

Kyocera holds time deposits and certificates of deposits which are due over three months to original maturity, non-marketable equity securities, long-term loans and investments in affiliates and unconsolidated subsidiaries. Carrying amounts of these investments at March 31, 2012 and 2013, included in other short-term investments and in other long-term investments, are summarized as follows:

	March 31,
	2012	2013
	(Yen in millions)
Time deposits and certificates of deposits (due over 3 months)	¥160,796	¥179,875
Non-marketable equity securities	15,393	9,441
Long-term loans	77	43
Investments in affiliates and unconsolidated subsidiaries	1,597	3,145

Total	¥177,863	¥192,504

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

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

(1)	Assets and Liabilities Measured at Fair Value on a Recurring Basis

The fair value of the financial assets that were measured and recorded at fair value on a recurring basis are as follows:

	March 31,
	2012				2013
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Yen in millions)
Current Assets:
Marketable equity securities	¥25	¥—	¥—	¥25	¥—	¥—	¥—	¥—
Investment trusts	2,386	—	—	2,386	—	—	—	—

Total equity securities	2,411	—	—	2,411	—	—	—	—

Corporate bonds	2,859	—	—	2,859	—	—	—	—
Government bonds and public bonds	168	—	—	168	—	—	—	—

Total debt securities	3,027	—	—	3,027	—	—	—	—

Foreign currency forward contracts	—	459	—	459	—	956	—	956

Total derivatives	—	459	—	459	—	956	—	956

Total current assets	5,438	459	—	5,897	—	956	—	956

Non-Current Assets:
Marketable equity securities	333,815	—	—	333,815	488,748	—	—	488,748
Investment trusts	66	1,252	—	1,318	21	4,350	—	4,371

Total equity securities	333,881	1,252	—	335,133	488,769	4,350	—	493,119

Corporate bonds	9,082	—	—	9,082	7,601	—	—	7,601
Government bonds and public bonds	1,035	—	—	1,035	—	—	—	—

Total debt securities	10,117	—	—	10,117	7,601	—	—	7,601

Total non-current assets	343,998	1,252	—	345,250	496,370	4,350	—	500,720

Total assets	¥349,436	¥1,711	¥—	¥351,147	¥496,370	¥5,306	¥—	¥501,676

Current Liabilities:
Foreign currency forward contracts	¥—	¥5,140	¥—	¥5,140	¥—	¥9,233	¥—	¥9,233
Interest rate swaps	—	28	—	28	—	22	—	22

Total derivatives	—	5,168	—	5,168	—	9,255	—	9,255

Total current liabilities	¥—	¥5,168	¥—	¥5,168	¥—	¥9,255	¥—	¥9,255

The fair value of Level 1 investments is quoted price in an active market with sufficient volume and frequency of transactions.

The fair value of Level 2 investments is other than quoted price included within Level 1 that is observable for the asset or liability, either directly or indirectly through corroboration with observable market data. Kyocera did not recognize any transfers between Levels 1 and 2 for the years ended March 31, 2011, 2012 and 2013.

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

The following table presents the financial assets and non-financial assets that were measured and recorded at fair value on a non-recurring basis for the year ended March 31, 2013.

	Balance at March 31, 2013	Level 1	Level 2	Level 3	Total gains (losses) for the year ended March 31, 2013
	(Yen in millions)
Property, plant and equipment	¥—			¥—	¥(286)
Non-marketable equity securities	0			0	(1)

Certain property, plant and equipment with a carrying amount were written down to their fair value due to events or circumstances that carrying value of the assets was not recoverable, resulting in impairment charge of ¥712 million, ¥241 million and ¥286 million, which were included in selling, general and administrative expenses in the consolidated statements of income for the years ended March 31, 2011, 2012 and 2013, respectively.

Certain non-marketable equity securities with a carrying amount were written down to their fair value due to other-than-temporary impairment, resulting in impairment charge of ¥3 million, ¥2 million and ¥1 million, which were included in other, net in the consolidated statements of income for the years ended March 31, 2011, 2012 and 2013, respectively.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

(3)	Fair Value of Financial Instruments

The fair values of financial instruments and the methods and assumptions used to estimate the fair value are as follows:

	March 31,
	2012		2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Yen in millions)
Assets (a):
Short-term investments in debt and equity securities	¥47,175	¥47,116	¥43,893	¥43,910
Long-term investments in debt and equity securities	372,779	372,846	506,490	506,551
Other long-term investments (excluding investments in affiliates and unconsolidated subsidiaries)	17,501	17,526	9,516	9,516

Total	¥437,455	¥437,488	¥559,899	¥559,977

Liabilities (b):
Long-term debt (including due within one year)	¥31,807	¥32,028	¥30,672	¥30,691

Total	¥31,807	¥32,028	¥30,672	¥30,691

(a)	For investments with active markets, fair value is based on quoted market prices. For non-marketable equity securities, it is not practicable to estimate the fair value because of the lack of the market price and difficulty in estimating fair value without incurring excessive cost. In addition, Kyocera did not identify any events or changes in circumstances that may have had a significant adverse effect on these investments. The aggregated carrying amounts of these investments included in the above table at March 31, 2012 and 2013 were ¥15,380 million and ¥9,428 million, respectively. Fair value of held-to-maturity investments in debt securities is mainly classified as Level 1 and Level 2.
(b)	Fair value is estimated by discounting cash flows, using current interest rates for instruments with similar terms and remaining maturities, and classified as Level 2.

Carrying amounts of cash and cash equivalents, other short-term investments, trade notes receivable, trade accounts receivable, short-term borrowings, trade notes and accounts payable, and other notes and accounts payable approximate fair values because of the short maturity of these instruments.

5. INVENTORIES

Inventories at March 31, 2012 and 2013 are as follows:

	March 31,
	2012	2013
	(Yen in millions)
Finished goods	¥117,337	¥142,175
Work in process	54,700	54,248
Raw materials and supplies	98,299	100,027

	¥270,336	¥296,450

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

6. VALUATION ALLOWANCES

Changes in valuation allowances for the years ended March 31, 2011, 2012, and 2013 are as follows:

Description	Balance at Beginning of Year	Charged to Costs or Expenses	Charged (Credited) to Other Accounts*	Charge-offs	Balance at End of Year
	(Yen in millions)
For the year ended March 31, 2011:
Allowance for doubtful accounts	¥4,541	¥1,507	¥(30)	¥(804)	¥5,214
Allowance for sales returns	2,255	5,936	(345)	(5,441)	2,405

Total	¥6,796	¥7,443	¥(375)	¥(6,245)	¥7,619

For the year ended March 31, 2012:
Allowance for doubtful accounts	¥5,214	¥858	¥42	¥(1,163)	¥4,951
Allowance for sales returns	2,405	4,340	(51)	(4,552)	2,142

Total	¥7,619	¥5,198	¥(9)	¥(5,715)	¥7,093

For the year ended March 31, 2013:
Allowance for doubtful accounts	¥4,951	¥969	¥320	¥(1,695)	¥4,545
Allowance for sales returns	2,142	3,931	414	(3,959)	2,528

Total	¥7,093	¥4,900	¥734	¥(5,654)	¥7,073

*	Charged (credited) to other accounts mainly consists of foreign currency translation adjustments.

The location of valuation allowances in the consolidated balance sheets at March 31, 2012 and 2013 are as follows:

	March 31, 2012	March 31, 2013
	(Yen in millions)
The location of valuation allowances that are not deducted from the related receivables in the consolidated balance sheets:
Less allowances for doubtful accounts and sales returns	¥4,583	¥4,705

The location of valuation allowances that are deducted from the related receivables in the consolidated balance sheets:
Other current assets	¥518	¥387
Other long-term investments	¥44	¥1
Other assets	¥1,948	¥1,980

Subtotal	¥2,510	¥2,368

Total	¥7,093	¥7,073

7. INVESTMENTS IN AND ADVANCES TO AFFILIATES

Related party transactions with the affiliates, accounted for by the equity method are as follows:

	March 31,
	2012	2013
	(Yen in millions)
Kyocera’s investments in and advances to affiliates	¥1,184	¥2,756
Kyocera’s trade receivables from affiliates	1,048	127

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	Years ended March 31,
	2011	2012	2013
	(Yen in millions)
Kyocera’s equity in earnings of affiliates	¥83	¥(279)	¥(330)
Kyocera’s sales to affiliates	314	661	200

8. LEASE RECEIVABLES

Lease receivables represent capital leases which consist of sales-type leases. Most of the lease receivables are recognized at TA Triumph-Adler GmbH (TA). These receivables typically have terms ranging from one year to seven years. The lease receivables, which are included in other current assets and other assets in the accompanying consolidated balance sheets, are as follows:

	March 31,
	2012	2013
	(Yen in millions)
Total minimum lease payments receivable	¥32,683	¥34,073
Unguaranteed residual values	1,522	1,176
Unearned income	(2,544)	(2,325)
Executory costs	(21)	(12)

	31,640	32,912
Less, allowance for doubtful receivables	(382)	(238)

	31,258	32,674
Less, portion due within one year	(11,307)	(11,720)

Total	¥19,951	¥20,954

A reconciliation of the beginning and ending amounts of allowance for doubtful accounts related to lease receivables are as follows:

	Years ended March 31,
	2011	2012	2013
	(Yen in millions)
Balance at beginning of year	¥571	¥493	¥382
Charged to costs or expenses, or charge-off	(44)	(69)	(187)
Others*	(34)	(42)	43

Balance at end of year	¥493	¥382	¥238

*	Others consist mainly of foreign currency translation adjustments.

TA estimates allowances for doubtful accounts related to lease receivables at the portfolio level.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The future minimum lease payments to be received under financing leases for future years are as follows:

Years ending March 31,	(Yen in millions)
2014	¥12,717
2015	9,004
2016	6,375
2017	4,196
2018	1,485
2019 and thereafter	296

Total	¥34,073

TA transferred the capital lease receivables to a third party in exchange for cash, however, the transfer was not qualified as a sale for financial reporting purpose because TA has a right to repurchase the receivables. Accordingly, Kyocera has accounted for the cash received as a secured borrowing and it has been included in long-term debt. As a result of the transaction, the capital lease receivables in the amount of ¥28,086 million and ¥27,065 million have been recorded on the balance sheets as of March 31, 2012 and 2013, respectively.

9. GOODWILL AND OTHER INTANGIBLE ASSETS

Intangible assets are summarized as follows:

	March 31,
	2012		2013
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(Yen in millions)
Intangible assets subject to amortization:
Software	¥31,493	¥21,906	¥35,522	¥24,764
Patent rights	16,818	14,170	12,773	9,686
Customer relationships	31,473	12,214	37,314	16,454
Other	16,281	6,966	16,698	6,678

Total	¥96,065	¥55,256	¥102,307	¥57,582

	March 31,
	2012	2013
	Gross Carrying Amount	Gross Carrying Amount
	(Yen in millions)
Intangible assets not subject to amortization:
Trademark	¥8,842	¥9,856
Other	2	2

Total	¥8,844	¥9,858

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Intangible assets acquired during the year ended March 31, 2013 are as follows:

Year ended March 31, 2013
(Yen in millions)
Intangible assets subject to amortization:
Software	¥4,949
Patent rights	1,811
Customer relationships	4,014
Other	452

Total	¥11,226

The weighted average amortization periods for software, patent rights and customer relationships which were acquired during the year ended March 31, 2013 are three years, seven years and ten years, respectively.

Total amortization of intangible assets during the years ended March 31, 2011, 2012 and 2013 amounted to ¥11,410 million, ¥10,387 million and ¥10,292 million, respectively.

The estimated aggregate amortization expenses for intangible assets for the next five years are as follows:

Years ending March 31,	(Yen in millions)
2014	¥7,819
2015	6,357
2016	5,584
2017	4,194
2018	3,652

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The changes in the amounts of goodwill by reporting segment in the years ended March 31, 2012 and 2013 are as follows:

	Fine Ceramic Parts Group	Semiconductor Parts Group	Applied Ceramic Products Group	Electronic Device Group	Telecommunications Equipment Group	Information Equipment Group	Others	Total
	(Yen in millions)
Balance at March 31, 2011
Goodwill	¥100	¥1,266	¥8,356	¥26,868	¥18,456	¥13,192	¥4,595	¥72,833
Accumulated impairment losses	—	—	(5,415)	—	—	(22)	(2,695)	(8,132)

	100	1,266	2,941	26,868	18,456	13,170	1,900	64,701
Goodwill acquired during the year	—	—	11,320	14,143	—	391	—	25,854
Impairment of goodwill	—	—	—	—	—	—	—	—
Translation adjustments and reclassification to other accounts	—	(4)	(616)	(148)	—	(748)	—	(1,516)

Balance at March 31, 2012
Goodwill	100	1,262	19,060	40,863	18,456	12,835	4,595	97,171
Accumulated impairment losses	—	—	(5,415)	—	—	(22)	(2,695)	(8,132)

	100	1,262	13,645	40,863	18,456	12,813	1,900	89,039
Goodwill acquired during the year	—	—	—	3,419	—	272	6,305	9,996
Impairment of goodwill	—	—	—	—	—	—	—	—
Translation adjustments and reclassification to other accounts	—	51	1,453	1,390	—	1,496	—	4,390

Balance at March 31, 2013
Goodwill	100	1,313	20,513	45,672	18,456	14,603	10,900	111,557
Accumulated impairment losses	—	—	(5,415)	—	—	(22)	(2,695)	(8,132)

	¥100	¥1,313	¥15,098	¥45,672	¥18,456	¥14,581	¥8,205	¥103,425

The goodwill of ¥9,996 million which Kyocera acquired during the year ended March 31, 2013 was mainly based on the acquisition of the Tantalum Components Division of Nichicon Corporation by AVX Corporation, a U.S. based subsidiary of Kyocera Corporation, included in Electronic Device Group and based on the acquisition of the common stocks of MOTEX Inc. by Kyocera Communication Systems Co., Ltd., a Japan based subsidiary of Kyocera Corporation, included in Others.

For detailed information of these acquisitions, see Note 2 to the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

As described in Note 1 to the Consolidated Financial Statements, we assess our goodwill for impairment annually as of January 1, and also whenever indicators of impairment exist.

The goodwill impairment test involves a two step process. The first step (“identification of potential impairment”) is a comparison of each reporting unit’s fair value with its carrying amount, including goodwill. If the fair value of any reporting unit exceeds its carrying amount, the goodwill of the reporting unit is considered not impaired. If the carrying amount of any reporting unit exceeds its fair value, the second step shall be performed to measure the amount of impairment loss. The second step (“measurement of impairment loss”) compares the implied fair value of a reporting unit’s goodwill with the carrying amount of the goodwill. The implied fair value of the goodwill is determined in the same manner as the amount of goodwill recognized in a business combination is determined. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of the unit (including any unrecognized intangible assets), and the excess of the fair value of the reporting unit over the amount assigned to its assets and liabilities is the implied fair value of the goodwill. If the carrying amount of a reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an equal amount to that excess. Kyocera concluded that there was no goodwill impairment at any reporting unit as of January 1, 2013.

10. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2012 and 2013 are comprised of the following:

	March 31,
	2012	2013
Average interest rates on loans from banks and others	1.56%	1.43%

	March 31,
	2012	2013
	(Yen in millions)
Secured	¥132	¥135
Unsecured	3,930	3,000

	¥4,062	¥3,135

Long-term debt at March 31, 2012 and 2013 are comprised of the following:

	March 31,
	2012	2013
Range of interest rates on loans from banks and others	0.20%-11.60%	0.20%-7.01%

	March 31,
	2012	2013
	(Yen in millions)
Secured	¥30,036	¥29,086
Unsecured	1,771	1,586

	31,807	30,672
Less, portion due within one year	(10,610)	(9,817)

	¥21,197	¥20,855

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Aggregate maturities of long-term debt at March 31, 2013 are as follows:

Years ending March 31,	(Yen in millions)
2015	¥9,167
2016	5,567
2017	3,370
2018	1,531
2019 and thereafter	1,220

¥20,855

Kyocera’s assets pledged as collateral of property, plant and equipment, net of accumulated depreciation and intangible assets for loans from banks at March 31, 2012 and 2013 are as follows:

	March 31,
	2012	2013
	(Yen in millions)
Trade account receivables	¥56	¥—
Property, plant and equipment, net of accumulated depreciation	4,556	3,869
Intangible assets	1,650	—

As described in Note 8 to the Consolidated Financial Statement, since transferring of the capital lease receivables did not qualify as a sale for financial reporting purpose, Kyocera has accounted for the cash received as a secured borrowing. As a result of the transaction, capital lease receivables in the amount of ¥28,086 million and ¥27,065 million as of March 31, 2012 and 2013 have been recorded on the balance sheets, respectively.

11. BENEFIT PLANS

Domestic:

Defined benefit plans

At March 31, 2013, Kyocera Corporation and its major domestic subsidiaries sponsor funded defined benefit pension plans or unfunded retirement and severance plans for their employees. They use a “point system” whereby benefits under the plan are calculated according to (i) accumulated “points” that are earned based on employees’ position, extent of contribution and length of service period during employment, and (ii) conditions at the time of retirement. In addition, employees were provided an option to select how benefit payments will be made. Employees may elect to receive up to 50% of the accumulated points balance as an annuity payment over the employees lifetime with the remainder of the accumulated points being distributed in instalments over a fixed period of up to 20 years.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The funded status of the benefit plans at Kyocera Corporation and its major domestic subsidiaries as of March 31, 2012 and 2013 are as follows:

	March 31,
	2012	2013
	(Yen in millions)
Change in projected benefit obligations:
Projected benefit obligations at beginning of year	¥145,807	¥159,988
Service cost	9,410	10,049
Interest cost	2,506	2,324
Actuarial loss	5,056	10,558
Benefits paid	(5,646)	(6,329)
Acquisitions of Business	2,121	972
Other	734	—

Projected benefit obligations at end of year	159,988	177,562
Change in plan assets:
Fair value of plan assets at beginning of year	150,226	156,856
Actual return on plan assets	1,557	5,612
Employer’s contribution	9,147	9,651
Benefits paid	(5,585)	(6,215)
Acquisitions of Business	818	793
Other	693	—

Fair value of plan assets at end of year	156,856	166,697

Funded status	¥(3,132)	¥(10,865)

The business acquisition in the year ended March 31, 2012 and 2013 was due to the acquisition of the common stocks of Kyocera Display Corporation and the domestic operation of the Tantalum Components Division of Nichicon Corporation by AVX Corporation, a U.S. based subsidiary, respectively.

Amounts recognized in the consolidated balance sheets consist of:

	March 31,
	2012	2013
	(Yen in millions)
Prepaid benefit cost	¥7,613	¥372
Accrued benefit liability	(10,745)	(11,237)

Net amount recognized	¥(3,132)	¥(10,865)

Amounts recognized in accumulated other comprehensive income (loss) consist of:

	March 31,
	2012	2013
	(Yen in millions)
Prior service cost	¥32,932	¥28,603
Actuarial loss	(42,454)	(49,357)

Accumulated other comprehensive loss	¥(9,522)	¥(20,754)

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	March 31,
	2012	2013
	(Yen in millions)
Accumulated benefit obligation at end of year	¥159,465	¥176,982
Pension plans with an accumulated benefit obligation in excess of plan assets at the end of year are as follows:
Projected benefit obligation	¥25,478	¥172,778
Accumulated benefit obligation	24,956	172,198
Fair value of plan assets	14,733	161,541

Net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries in the years ended March 31, 2011, 2012 and 2013, include the following components:

	Years ended March 31,
	2011	2012	2013
	(Yen in millions)
Service cost	¥8,662	¥9,410	¥10,049
Interest cost	2,637	2,506	2,324
Expected return on plan assets	(3,255)	(3,358)	(3,467)
Amortization of prior service cost	(4,329)	(4,329)	(4,329)
Recognized actuarial loss	772	1,140	1,510

Net periodic pension costs	¥4,487	¥5,369	¥6,087

Changes in other comprehensive income (loss) at Kyocera Corporation and its major domestic subsidiaries in the years ended March 31, 2011, 2012 and 2013 mainly consist of the following components:

	Years ended March 31,
	2011	2012	2013
	(Yen in millions)
Prior service cost due to plan amendments	¥—	¥(3)	¥—
Net actuarial loss incurred during the year	(5,621)	(6,857)	(8,413)
Amortization of prior service cost	(4,329)	(4,329)	(4,329)
Recognized actuarial loss	772	1,140	1,510

Total	¥(9,178)	¥(10,049)	¥(11,232)

Prior service cost and actuarial loss expected to be amortized at Kyocera Corporation and its major domestic subsidiaries in the year ending March 31, 2014 are as follows:

Year ending March 31, 2014
(Yen in millions)
Amortization of prior service cost	¥(4,306)
Recognized actuarial loss	1,886

Assumptions used to determine projected benefit obligations at Kyocera Corporation and its major domestic subsidiaries at March 31, 2012 and 2013 are as follows:

	March 31,
	2012	2013
Discount rate (%)	0.75-1.50	0.25-1.00

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Assumptions used to determine net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries for the years ended March 31, 2011, 2012 and 2013 are as follows:

	Years ended March 31,
	2011	2012	2013
Discount rate (%)	1.00-2.00	1.00-1.75	0.75-1.50
Expected long-term rate of return on plan assets (%)	2.00-2.20	2.00-2.20	1.35-2.20

Rate of increase in compensation levels was not used in the calculation of projected benefit obligation and net periodic pension costs for the years ended March 31, 2011, 2012 and 2013 under the “point system.”

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

Plan assets are classified into four major types. Approximately 60% is invested in life insurance company general accounts, approximately 25% is mainly invested in equity securities that are listed on securities exchanges and in debt securities such as governments bonds, approximately 10% is invested in trust funds that invest both long and short in stocks and bonds and in real estate funds, and approximately 5% is held in cash and cash equivalents.

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

At March 31, 2013, Kyocera Corporation and its major domestic subsidiaries do not have plans to change substantially their long-term strategy about allocations of plan assets from described above.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Plan assets categories at Kyocera Corporation and its major domestic subsidiaries at March 31, 2012 and 2013 are as follows:

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

	March 31,
	2012				2013
	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)	Total	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)	Total
	(Yen in millions)
Life insurance company general account	¥—	¥93,969	¥—	¥93,969	¥—	¥92,160	¥—	¥92,160
Equity securities:
Domestic	1,789	—	—	1,789	1,312	—	—	1,312
International	7,836	—	—	7,836	7,740	—	—	7,740
Pooled funds(1)	—	12,638	—	12,638	—	14,119	—	14,119
Debt securities:
Corporate bonds	16,081	—	—	16,081	19,066	—	—	19,066
Pooled funds(2)	—	4,541	—	4,541	—	6,290	—	6,290
Other types of investments:
Equity long/short
Domestic(3)	—	783	—	783	—	—	—	—
International(4)	—	3,680	—	3,680	—	3,973	—	3,973
Debt long/short(5)	—	8,090	—	8,090	—	6,847	—	6,847
Real Estate funds(6)	—	—	—	—	—	—	6,015	6,015
Other	—	2,146	1,757	3,903	—	2,048	1,419	3,467
Cash and cash equivalents	3,546	—	—	3,546	5,708	—	—	5,708

Total	¥29,252	¥125,847	¥1,757	¥156,856	¥33,826	¥125,437	¥7,434	¥166,697

(1)	This category includes pooled funds that mainly invest in domestic and international equity securities that are listed on securities exchanges.
(2)	This category includes pooled funds that mainly invest in domestic government bonds and municipal bonds.
(3)	This category includes trust funds that mainly invest both long and short in equity securities that are listed on domestic securities exchanges.
(4)	This category includes trust funds that mainly invest both long and short in equity securities that are listed on international securities exchanges.
(5)	This category includes trust funds that mainly invest both long and short in government bonds.
(6)	This category includes private open-ended real estate funds.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The following table presents additional information about Level 3 assets measured at fair value on recurring basis for the years ended March 31, 2012 and 2013. Plan assets of Level 3 are invested in real estate funds and multi-strategy hedge funds, which are valued at their net asset values that are provided by the fund manager or general partner of the funds. The net asset values are based on the fair value of the underlying assets owned by the funds, minus its liabilities then divided by the number of units outstanding.

	Years ended March 31,
	2012	2013
	(Yen in millions)
Balance at beginning of year	¥1,449	¥1,757
Actual return on plan assets:
Relating to assets still held at end of year	(19)	72
Relating to assets sold during the year	(45)	(26)
Purchases, sales and settlements	372	5,631

Balance at end of year	¥1,757	¥7,434

Kyocera Corporation and its major domestic subsidiaries forecast to contribute ¥14,401million to the defined benefit pension plans in the year ending March 31, 2014.

Estimated future benefit payments at Kyocera Corporation and its major domestic subsidiaries are as follows:

Years ending March 31,	(Yen in millions)
2014	¥6,478
2015	6,943
2016	7,265
2017	7,591
2018	8,745
2019 to 2023	53,142

Foreign:

(1) Pension plans

Kyocera International, Inc. and its consolidated subsidiaries (KII), consolidated U.S. subsidiaries of Kyocera Corporation, maintain a non-contributory defined benefit pension plans in the U.S. The KII plan covers substantially certain full-time employees in the U.S., of which benefits are based on years of service and the employees’ average compensation. In the year ended March 31, 2013, KII made a partial settlement of its pension plan by implementing lump sum payments to a certain portion of terminated vested participants.

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

TA, a German subsidiary of Kyocera Document Solutions Inc., maintains a defined benefit pension plan, which covers certain employees in Germany. TA does not maintain an external fund for this benefit pension plan.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The following table sets forth the funded status of the plans at KII, AVX and TA as of March 31, 2012 and 2013:

	March 31,
	2012	2013
	(Yen in millions)
Change in benefit obligations:
Benefit obligations at beginning of year	¥35,954	¥37,845
Service cost	293	348
Interest cost	1,764	1,667
Plan participants’ contributions	10	7
Actuarial loss	3,026	5,024
Benefits paid	(1,880)	(1,927)
Partial settlement of pension plan	—	(1,220)
Foreign exchange adjustment	(1,308)	4,798
Other	(14)	(38)

Benefit obligations at end of year	¥37,845	¥46,504

	March 31,
	2012	2013
	(Yen in millions)
Change in plan assets:
Fair value of plan assets at beginning of year	¥18,010	¥18,751
Actual return on plan assets	787	1,887
Employer contribution	1,082	3,097
Plan participants’ contributions	10	7
Benefits paid	(845)	(911)
Partial settlement of pension plan	—	(1,220)
Foreign exchange adjustment	(279)	2,636
Other expenses	(14)	(38)

Fair value of plan assets at end of year	18,751	24,209

Funded status	¥(19,094)	¥(22,295)

Amounts recognized in the consolidated balance sheets consist of:

	March 31,
	2012	2013
	(Yen in millions)
Accrued benefit liability	¥(19,094)	¥(22,295)

Net amount recognized	¥(19,094)	¥(22,295)

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Amounts recognized in accumulated other comprehensive income (loss) consist of:

	March 31,
	2012	2013
	(Yen in millions)
Prior service cost	¥(69)	¥(66)
Actuarial loss	(8,893)	(13,892)

Accumulated other comprehensive loss	¥(8,962)	¥(13,958)

	March 31,
	2012	2013
	(Yen in millions)
Accumulated benefit obligation at end of year	¥36,759	¥44,741

Pension plans with an accumulated benefit obligation in excess of plan assets at the end of year:

	March 31,
	2012	2013
	(Yen in millions)
Projected benefit obligation	¥37,845	¥46,504
Accumulated benefit obligation	36,759	44,741
Fair value of plan assets	18,751	24,209

Net periodic pension costs at KII, AVX and TA in the years ended March 31, 2011, 2012 and 2013 include the following components:

	Years ended March 31,
	2011	2012	2013
	(Yen in millions)
Service cost	¥311	¥293	¥348
Interest cost	1,886	1,764	1,667
Expected return on plan assets	(1,210)	(1,259)	(1,225)
Amortization of prior service cost	9	8	9
Recognized actuarial loss	250	204	422
Partial settlement of pension plan	—	—	451

Net periodic pension costs	¥1,246	¥1,010	¥1,672

Changes in other comprehensive income (loss) at KII, AVX and TA in the years ended March 31, 2011, 2012 and 2013 mainly consist of the following components:

	Years ended March 31,
	2011	2012	2013
	(Yen in millions)
Net actuarial gain (loss) incurred during the year	¥788	¥(3,498)	¥(4,362)
Amortization of prior service cost	9	8	9
Recognized actuarial loss	250	204	422
Partial settlement of pension plan	—	—	451

Total	¥1,047	¥(3,286)	¥(3,480)

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Prior service cost and actuarial loss expected to be amortized at KII, AVX and TA in the year ending March 31, 2014 are as follows:

Year ending March 31, 2014
(Yen in millions)
Amortization of prior service cost	¥9
Recognized actuarial loss	945

Assumptions used to determine projected benefit obligations of the plans at KII, AVX and TA as of March 31, 2012 and 2013 are as follows:

	March 31,
	2012	2013
Discount rate (%)	4.00-5.00	3.10-4.57
Rate of increase in compensation levels (%)	2.50-3.80	2.50-3.90

Assumptions used to determine net periodic pension costs at KII, AVX and TA in the years ended March 31, 2011, 2012 and 2013 are as follows:

Years ended March 31,
	2011	2012	2013
Discount rate (%)	4.80-6.00	5.15-5.75	4.00-5.00
Rate of increase in compensation levels (%)	2.00-4.25	2.50-4.00	2.50-3.80
Expected long-term rate of return on plan assets (%)	6.50-8.50	6.40-7.75	5.52-7.75

KII and AVX determine their expected long-term rate of return on plan assets based on the consideration of the current expectations for future returns and the historical returns of other plan assets categories in which they invest.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Plan assets

KII’s and AVX’s plan assets categories at March 31, 2012 and 2013 are as follows:

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

	March 31,
	2012				2013
	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)	Total	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)	Total
	(Yen in millions)
Equity securities:
International	¥5,071	¥—	¥—	¥5,071	¥6,200	¥—	¥—	¥6,200
Debt securities:
Government bonds	350	—	—	350	453	—	—	453
Government agency bonds	—	842	—	842	—	841	—	841
Corporate bonds	—	340	—	340	—	573	—	573
Pooled separate accounts *	—	11,614	—	11,614	—	14,499	—	14,499
Other	—	477	—	477	—	1,575	—	1,575
Cash and cash equivalents	57	—	—	57	68	—	—	68

Total	¥5,478	¥13,273	¥—	¥18,751	¥6,721	¥17,488	¥—	¥24,209

*	This category includes pooled separate accounts held by AVX that mainly invest in equity securities and debt securities.

KII’s long-term strategy is for target allocation of 70%-80% equity securities and 20%-30% debt securities for its defined benefit plans. AVX’s long-term strategy is for target allocation of 40% equity and 60% fixed income for its U.S. defined benefit plans and 60% equity and 40% fixed income for its European defined benefit plans.

KII and AVX forecast to contribute ¥1,041 million to the defined benefit pension plans in the year ending March 31, 2014.

Estimated future benefit payments of the plans at KII, AVX and TA are as follows:

Years ending March 31,	(Yen in millions)
2014	¥2,278
2015	2,323
2016	2,354
2017	2,391
2018	2,413
2019 to 2023	12,391

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

AVX also maintains non-qualified deferred compensation programs which permit key employees to annually elect to defer a portion of their compensation until retirement. Contributions to the plans are as follow:

	Years ended March 31,
	2011	2012	2013
	(Yen in millions)
Contributions to the plans	¥632	¥505	¥493

12. STOCK OPTION PLANS

AVX has four fixed stock option plans. Under the 1995 stock option plan, as amended, AVX could grant options to employees for the purchase of up to an aggregate of 9,300 thousand shares of common stock. Under the non-employee directors’ stock option plan, as amended, AVX could grant options for the purchase of up to an aggregate of 650 thousand shares of common stock. No awards were made under these two plans after August 1, 2005. Under the 2004 stock option plan, as amended, AVX may grant options to employees for the purchase of up to an aggregate of 10,000 thousand shares of common stock. Under the 2004 non-employee directors’ stock option plan, as amended, AVX may grant options for the purchase of up to an aggregate of 1,000 thousand shares of common stock. Under all stock option plans, the exercise price of each option shall not be less than the market price of AVX’s stock on the date of grant and an option’s maximum term is 10 years. Options granted under the 1995 stock option plan and the 2004 stock option plan vest as to 25% annually and options granted under the non-employee directors’ stock option plan and the 2004 non-employee directors’ stock option plan vest as to one third annually. Requisite service periods related to all of the plans begin on the grant date. As of March 31, 2013, there were 11,741 thousand shares of common stock available for future issuance under all of the plans, consisting of options available to be granted and options currently outstanding.

Activity under the stock option plans is summarized as follows:

	Number of Options (in thousands)	Weighted Average Exercise Price (U.S. dollar)	Weighted Average Contractual Life Remaining (years)	Aggregated Intrinsic Value (Yen in millions)
Outstanding at March 31, 2012	4,344	$14.12
Granted	538	10.79
Exercised	(16)	9.71		¥2
Expired and cancelled	(619)	16.24		¥11

Outstanding at March 31, 2013	4,247	$13.40	5.10	¥165

Exercisable at March 31, 2013	2,994	$13.83	3.79	¥86

The total aggregate intrinsic value of options exercised is ¥149 million, ¥24 million and ¥2 million for the years ended March 31, 2011, 2012 and 2013, respectively.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Unvested share activity under stock option plans at March 31, 2013 is summarized as follows:

	Number of Options (in thousands)	Weighted Average Grant-Date Fair Value (U.S. dollar)
Unvested balance at March 31, 2012	1,301	$2.99
Options granted	538	2.09
Options forfeited	(68)	2.79
Options vested	(518)	3.00

Unvested balance at March 31, 2013	1,253	$2.61

The weighted average estimated fair value of options granted at grant date market prices was $3.29, $3.03 and $2.09 per option for the years ended March 31, 2011, 2012 and 2013, respectively. The total aggregate fair value of options vested is ¥192 million, ¥146 million and ¥129 million for the years ended March 31, 2011, 2012 and 2013, respectively.

AVX’s weighted average fair value is estimated at the date of grant using Black Scholes model. AVX estimated volatility by considering AVX’s historical stock volatility. AVX calculated the dividend yield based on historical dividend paid. AVX has estimated forfeitures in determining the weighted average fair value calculation. The forfeiture rate used for the year ended March 31, 2013 was 7.1%. The following are significant weighted average assumptions used for estimating the fair value of options issued under stock option plans:

	Years ended March 31,
	2011	2012	2013
Expected life	5 years	6 years	6 years
Interest rate	2.3%	1.8%	1.0%
Volatility	27%	23%	28%
Expected dividends	1.3%	1.5%	2.8%

The total unrecognized compensation costs related to unvested awards as of March 31, 2011, 2012 and 2013 are as follows, which are expected to be recognized over the vesting period, approximately four years.

	March 31,
	2011	2012	2013
	(Yen in millions)
Total unrecognized compensation costs related to unvested awards	¥142	¥95	¥86

The following table presents the amounts recorded in AVX’s consolidated financial statements related to grants and exercises of options for the years ended March 31, 2011, 2012 and 2013.

	Years ended March 31,
	2011	2012	2013
	(Yen in millions)
Stock based compensation expense (net of tax benefit)	¥190	¥93	¥74
Tax benefit associated with stock based compensation expense	23	50	40
Cash received from the exercise of options	517	79	13
Excess tax benefit from stock-based payment arrangements	44	8	1

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

Activity under the stock option plan is summarized as follows:

	Number of Options (in thousands)	Weighted Average Exercise Price (U.S. dollar)	Weighted Average Contractual Life Remaining (years)	Aggregated Intrinsic Value (Yen in millions)
Outstanding at March 31, 2012	269	$2.20
Granted	—	—
Exercised	—	—		—
Expired and cancelled	(26)	2.85

Outstanding at March 31, 2013	243	$2.13	1.68	—

Exercisable at March 31, 2013	243	$2.13	1.68	—

Since all options were vested by March 31, 2010, there was no stock based compensation expense for the year ended March 31, 2013. In addition, there were no unrecognized compensation costs related to unvested awards at March 31, 2013.

13. DERIVATIVES AND HEDGING

Kyocera’s activities are exposed to varieties of market risks, including the effects of changes in foreign currency exchange rates, interest rates and stock prices. Approximately 55% of Kyocera’s net sales are generated from overseas customers, which exposes Kyocera to foreign currency exchange rates fluctuations. These financial exposures are monitored and managed by Kyocera as an integral part of its overall risk management program. Kyocera’s risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

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

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

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

The aggregate contractual amounts of derivative financial instruments at March 31, 2012 and 2013 are as follows:

	March 31,
	2012	2013
	(Yen in millions)
Derivatives designated as hedging instruments:
Foreign currency forward contracts	¥12,941	¥12,225
Interest rate swaps	963	120

Total	¥13,904	¥12,345
Derivatives not designated as hedging instruments:
Foreign currency forward contracts	¥130,346	¥163,526

Total derivatives	¥144,250	¥175,871

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The location and fair value of derivative financial instruments in the consolidated balance sheets at March 31, 2012 and 2013 are as follows:

		March 31,
	Location	2012	2013
		(Yen in millions)
Derivative assets:
Derivatives designated as hedging instruments:
Foreign currency forward contracts	Other current assets	¥135	¥105
Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Other current assets	¥324	¥851

Total derivative assets		¥459	¥956

Derivative liabilities:
Derivatives designated as hedging instruments:
Foreign currency forward contracts	Other current liabilities	¥256	¥192
Interest rate swaps	Other current liabilities	28	22

Total		¥284	¥214

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Other current liabilities	¥4,884	¥9,041

Total derivative liabilities		¥5,168	¥9,255

The location and amount of derivative financial instruments included in the comprehensive income for the years ended March 31, 2011, 2012 and 2013 are as follows:

Derivatives designated as cash flow hedge:

Gains (losses) recognized in net unrealized gains (losses) on derivative financial instruments

	Years ended March 31,
	2011	2012	2013
	(Yen in millions)
Foreign currency forward contracts	¥27	¥(51)	¥23
Interest rate swaps	25	10	(21)

Total	¥52	¥(41)	¥2

Gains (losses) recognized in income, which are reclassified from net unrealized gains (losses) on derivative financial instruments (effective portion)

		Years ended March 31,
	Location	2011	2012	2013
		(Yen in millions)
Foreign currency forward contracts	Net sales	¥(102)	¥12	¥97
Foreign currency forward contracts	Cost of sales	259	9	(248)
Interest rate swaps	Interest expense	20	13	24

Total		¥177	¥34	¥(127)

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)

		Years ended March 31,
	Location	2011	2012	2013
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains, net	¥9	¥(14)	¥(21)

Derivatives not designated as hedging instruments:

Gains (losses) recognized in income

		Years ended March 31,
	Location	2011	2012	2013
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains, net	¥(3,114)	¥(1,310)	¥(3,630)
Currency swaps	Foreign currency transaction gains, net	16	(7)	—

Total		¥(3,098)	¥(1,317)	¥(3,630)

14. COMMITMENTS AND CONTINGENCIES

As of March 31, 2013, Kyocera had contractual obligations for the acquisition or construction of property, plant and equipment aggregating ¥9,233 million principally due within one year.

Kyocera is a lessee under long-term operating leases primarily for office space and equipment. Rental expenses for operating leases were ¥8,310 million, ¥10,586 million and ¥11,465 million for the years ended March 31, 2011, 2012 and 2013, respectively.

The future minimum lease commitments under non-cancelable operating leases as of March 31, 2013 are as follows:

Years ending March 31,	(Yen in millions)
2014	¥5,486
2015	3,591
2016	2,227
2017	1,422
2018	1,085
2019 and thereafter	1,778

¥15,589

Kyocera has entered into purchase agreements for a certain portion of an anticipated quantity of materials used in its operations. Under those agreements, during the year ended March 31, 2013, Kyocera purchased ¥14,973 million and is obligated to purchase ¥215,492 million in total by the end of December 2020.

Kyocera guarantees the debt of employees, an investee and an unconsolidated subsidiary. As of March 31, 2013, the total amount of these guarantees was ¥581 million. The financial guarantees are made in the form of commitments and letters of awareness issued to financial institutions and generally obligate Kyocera to make payments in the event of default by the borrowers.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

AVX corporation (AVX), a U.S. based subsidiary, has been identified by the United States Environmental Protection Agency (EPA), state governmental agencies or other private parties as a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) or equivalent state or local laws for clean-up and response costs associated with certain sites at which remediation is required with respect to prior contamination. Because CERCLA has generally been construed to authorize joint and several liability, the EPA could seek to recover all clean-up costs from any one of the PRPs at a site despite the involvement of other PRPs. At certain sites, financially responsible PRPs other than AVX also are, or have been, involved in site investigation and clean-up activities. AVX believes that liability resulting from these sites will be apportioned between AVX and other PRPs.

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

In 1991, in connection with a consent decree, AVX paid ¥8,878 million ($66 million), plus interest, toward the environmental conditions at, and remediation of, New Bedford Harbor in the Commonwealth of Massachusetts (the harbor) in settlement with the United States and the Commonwealth of Massachusetts, subject to reopener provisions, including a reopener if certain remediation costs for the site exceed ¥12,267 million ($130.5 million).

On April 18, 2012, the EPA issued to AVX a Unilateral Administrative Order (UAO) directing AVX to perform the Remedial Design, the Remedial Action and Operation and Maintenance as set forth in the UAO, for the harbor clean-up, pursuant to the reopener provision. The original effective date set forth in the UAO was June 18, 2012 (and subsequently extended to September 3, 2013), pursuant to which AVX had to inform the EPA if it intends to comply with the UAO.

On October 10, 2012, the EPA, the United States, and the Commonwealth of Massachusetts and AVX announced that they had reached a financial settlement with respect to the EPA’s ongoing clean-up of the harbor. That agreement is contained in a Supplemental Consent Decree that modifies certain provisions of the 1992 Consent Decree, including elimination of the governments’ right to invoke the clean-up reopener provisions in the future. In accordance with the settlement, AVX will pay ¥34,428 million ($366.25 million), plus interest computed from August 1, 2012, in three installments over a two-year period for use by the EPA and the Commonwealth to complete the clean-up of the harbor, and the EPA will withdraw the UAO. The settlement requires approval by the United States District Court before becoming final. The timing of any such approval is uncertain.

AVX has recorded a liability for the full amount of the proposed settlement, resulting in charges of ¥7,900 million ($100 million) and ¥21,300 million ($266.25 million) in the years ended March 31, 2012 and 2013, respectively. Kyocera included these charges in selling, general and administrative expenses in the consolidated statements of income for the years ended March 31, 2012 and 2013, respectively.

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

15. EQUITY

Under the Companies Act of Japan (the Companies Act), the entire amount paid in for the shares is principally required to be capitalized as stated capital, although Kyocera Corporation may, by resolution of its Board of Directors, capitalize an amount not exceeding one-half of the amount paid in for the shares as additional paid-in capital.

The Companies Act requires a domestic company to appropriate as legal reserve or additional paid-in capital, an amount equal to 10% of the amount paid out for dividends until the sum of the legal reserve and additional paid-in capital equals 25% of its stated capital. The legal reserve and additional paid-in capital, which could be decreased due to shareholder actions, may be transferred to stated capital or used to reduce a deficit principally. The appropriated legal reserve at March 31, 2013 included in retained earnings was ¥18,510 million.

The Companies Act does not permit any payment of dividends in connection with repurchased treasury stock. Kyocera repurchased treasury stock mainly for the expeditious execution of capital strategies in the future, which are restricted as to the payment of cash dividends. The amount of statutory retained earnings of Kyocera Corporation available for the payment of dividends to shareholders at March 31, 2013 was ¥748,606 million.

The accompanying consolidated financial statements for the year ended March 31, 2013 do not include any provision for the year-end dividend of ¥60 per share aggregating ¥11,006 million payable on June 27, 2013 which was approved by the shareholders at the shareholder’s meeting held on June 26, 2013.

Kyocera’s equity in retained earnings or deficits of affiliates and unconsolidated subsidiaries accounted for by the equity method of accounting aggregating ¥(2,079) million at March 31, 2013 was included in retained earnings.

Changes in accumulated other comprehensive income are as follows:

	Net Unrealized Gains on Securities	Net Unrealized Losses on Derivative Financial Instruments	Pension Adjustments	Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Income
	(Yen in millions)
Balance at March 31, 2010	¥23,468	¥(82)	¥1,053	¥(75,449)	¥(51,010)
Net change for the year	8,767	52	(4,530)	(28,861)	(24,572)
Other	—	1	(57)	5	(51)

Balance at March 31, 2011	32,235	(29)	(3,534)	(104,305)	(75,633)
Net change for the year	8,502	(41)	(8,750)	(5,538)	(5,827)
Other	(2)	0	(6)	(171)	(179)

Balance at March 31, 2012	40,735	(70)	(12,290)	(110,014)	(81,639)
Net change for the year	94,513	2	(11,111)	48,648	132,052
Other	—	0	(14)	(261)	(275)

Balance at March 31, 2013	¥135,248	¥(68)	¥(23,415)	¥(61,627)	¥50,138

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Tax effects allocated to each component of other comprehensive income (loss) and adjustments, excluding amounts attributable to noncontrolling interests, are as follows:

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Yen in millions)
For the year ended March 31, 2011:
Net unrealized gains on securities:
Amount arising during the year	¥14,599	¥(5,998)	¥8,601
Reclassification adjustments for gains and losses realized in net income	280	(114)	166

Net change for the year	14,879	(6,112)	8,767
Net unrealized gains on derivative financial instruments:
Amount arising during the year	252	(13)	239
Reclassification adjustments for gains and losses realized in net income	(197)	10	(187)

Net change for the year	55	(3)	52
Pension adjustments:
Amount arising during the year	(5,157)	2,276	(2,881)
Reclassification adjustments for gains and losses realized in net income	(3,015)	1,366	(1,649)

Net change for the year	(8,172)	3,642	(4,530)
Foreign currency translation adjustments	(28,966)	105	(28,861)

Other comprehensive income (loss)	¥(22,204)	¥(2,368)	¥(24,572)

For the year ended March 31, 2012:
Net unrealized gains on securities:
Amount arising during the year	¥10,419	¥(2,722)	¥7,697
Reclassification adjustments for gains and losses realized in net income	1,365	(560)	805

Net change for the year	11,784	(3,282)	8,502
Net unrealized losses on derivative financial instruments:
Amount arising during the year	(22)	1	(21)
Reclassification adjustments for gains and losses realized in net income	(30)	10	(20)

Net change for the year	(52)	11	(41)
Pension adjustments:
Amount arising during the year	(10,246)	3,327	(6,919)
Reclassification adjustments for gains and losses realized in net income	(2,983)	1,152	(1,831)

Net change for the year	(13,229)	4,479	(8,750)
Foreign currency translation adjustments	(5,538)	—	(5,538)

Other comprehensive income (loss)	¥(7,035)	¥1,208	¥(5,827)

For the year ended March 31, 2013:
Net unrealized gains on securities:
Amount arising during the year	¥151,607	¥(55,708)	¥95,899
Reclassification adjustments for gains and losses realized in net income	(3,800)	2,414	(1,386)

Net change for the year	147,807	(53,294)	94,513
Net unrealized gains on derivative financial instruments:
Amount arising during the year	(170)	24	(146)
Reclassification adjustments for gains and losses realized in net income	182	(34)	148

Net change for the year	12	(10)	2
Pension adjustments:
Amount arising during the year	(13,508)	3,689	(9,819)
Reclassification adjustments for gains and losses realized in net income	(1,940)	648	(1,292)

Net change for the year	(15,448)	4,337	(11,111)
Foreign currency translation adjustments	48,648	—	48,648

Other comprehensive income (loss)	¥181,019	¥(48,967)	¥132,052

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

16. INCOME TAXES

Income before income taxes and income taxes for the years ended March 31, 2011, 2012 and 2013 are comprised of the following components:

	Years ended March 31,
	2011	2012	2013
	(Yen in millions)
Income before income taxes:
Domestic	¥112,374	¥77,813	¥81,713
Foreign	59,958	37,080	19,650

Total income before income taxes	¥172,332	¥114,893	¥101,363

Income taxes:
Current income taxes:
Domestic	¥21,297	¥20,685	¥27,906
Foreign	14,447	13,514	11,749

Total current income taxes	35,744	34,199	39,655

Deferred income taxes:
Domestic	11,892	(1,148)	1,045
Foreign	(5,422)	(2,916)	(6,688)

Total deferred income taxes	6,470	(4,064)	(5,643)

Total income taxes	¥42,214	¥30,135	¥34,012

In Japan, a company is subject to a number of taxes, based on income, which in the aggregate indicate normal statutory income tax rates of approximately 41.0%, 41.0% and 38.0% for the years ended 2011, 2012 and 2013, respectively.

Reconciliations between the Japanese statutory income tax rate and Kyocera’s effective income tax rate for the years ended March 31, 2011, 2012 and 2013 are as follows:

	Years ended March 31,
	2011	2012	2013
Japanese statutory income tax rate	41.0%	41.0%	38.0%
Difference in statutory tax rates of foreign subsidiaries	(5.0)	(6.4)	(4.8)
Change in valuation allowance	(8.1)	(1.1)	2.8
Tax credit for research and development expenses	(2.1)	(2.1)	(3.1)
Uncertainty in income taxes	(2.1)	1.3	(0.2)
Tax rate change*	—	(7.2)	—
Other	0.8	0.7	0.9

Effective income tax rate	24.5%	26.2%	33.6%

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

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

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

The components of the deferred tax assets and deferred tax liabilities at March 31, 2012 and 2013 are as follows:

	March 31,
	2012	2013
	(Yen in millions)
Deferred tax assets:
Enterprise tax	¥728	¥1,643
Inventories	19,057	20,250
Provision for doubtful accounts and loss on bad debts	1,255	1,399
Accrued expenses	10,982	20,517
Employee benefits	24,528	26,063
Depreciation and amortization	33,171	35,898
Securities	2,744	1,530
Net operating losses and tax credit carry forwards	20,454	30,241
Other	6,163	4,144

Total gross deferred tax assets	119,082	141,685
Valuation allowance	(25,192)	(34,414)

Net deferred tax assets	¥93,890	¥107,271

Deferred tax liabilities:
Depreciation and amortization	¥13,952	¥16,365
Securities	99,918	152,251
Prepaid benefit cost	2,786	165
Other	4,708	7,203

Total deferred tax liabilities	¥121,364	¥175,984

Net deferred tax liabilities	¥(27,474)	¥(68,713)

Net deferred tax assets and liabilities at March 31, 2012 and 2013 are reflected in the consolidated balance sheets under the following captions.

	March 31,
	2012	2013
	(Yen in millions)
Deferred income taxes—current assets	¥45,049	¥47,349
Other assets	20,245	35,753
Other current liabilities	(2,589)	(5,586)
Deferred income taxes—non-current liabilities	(90,179)	(146,229)

Net deferred tax liabilities	¥(27,474)	¥(68,713)

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

At March 31, 2013, Kyocera had net operating losses carried forward of approximately ¥105,961 million, which are available to offset future taxable income. Of these net operating losses carried forward, the amount of ¥33,633 million recorded at domestic subsidiaries will expire within next nine years, and the amount of approximately ¥14,291 million recorded at U.S. subsidiaries will expire within next 20 years. Certain other foreign subsidiaries have net operating losses carried forward totaling approximately ¥58,037 million of which most have no expiration date.

At March 31, 2013, Kyocera had tax credits carried forward of ¥2,563 million, which are available to offset future income taxes. Of these tax credits carried forward, the amount of ¥692 million and ¥1,520 million recorded at foreign subsidiaries will expire within 20 years and will be available without expiration, respectively.

Kyocera intends to reinvest certain undistributed earnings of foreign subsidiaries for an indefinite period of time. Therefore, no deferred tax liabilities have been provided on undistributed earnings of these subsidiaries, which are not expected to be remitted in the foreseeable future. Kyocera estimates this unrecognized deferred tax liabilities are ¥9,550 million at March 31, 2013. The undistributed earnings of these subsidiaries are ¥268,554 million at March 31, 2013.

Total gross deferred tax assets at March 31, 2012 and 2013 were reduced by valuation allowances of ¥25,192 million and ¥34,414 million, respectively. The decrease for the year ended March 31, 2011 was due mainly to a reversal of valuation allowance against deferred tax assets at certain subsidiaries with increasing realization of deferred tax assets triggered by a significantly improved operating results.

A reconciliation of the beginning and end amount of gross valuation allowance for deferred tax asset is as follows:

	March 31,
	2011	2012	2013
	(Yen in millions)
Balance at beginning of year	¥40,270	¥24,687	¥25,192
Increase	1,226	2,667	9,824
Decrease	(15,885)	(3,523)	(4,356)
Other*	(924)	1,361	3,754

Balance at end of year	¥24,687	¥25,192	¥34,414

*	Other consists mainly of foreign currency translation adjustments and business combinations.

A reconciliation of the beginning and end amount of gross unrecognized tax benefits is as follows:

	March 31,
	2011	2012	2013
	(Yen in millions)
Balance at beginning of year	¥8,352	¥6,874	¥3,050
Increase—tax position in prior years	1,112	277	1,430
Increase—tax position in current year	1,936	2,135	51
Decrease—tax position in prior years	(2,517)	(868)	(33)
Settlements with taxing authorities	(2,002)	(5,350)	(428)
Lapse of statute of limitations	(7)	(18)	(6)

Balance at end of year	¥6,874	¥3,050	¥4,064

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Gross unrecognized tax benefits on the consolidated balance sheets that if recognized would affect the effective tax rate were ¥3,050 million and ¥4,064 million, at March 31, 2012 and 2013, respectively. Kyocera expects that a significant change in unrecognized tax benefits might occur within the next 12 months. However, Kyocera anticipates such change will not have significant impact on Kyocera’s consolidated results of operations and financial position.

Kyocera recorded interest and penalties related to unrecognized tax benefits as current income tax expenses in the consolidated statement of income in the amount of ¥(92) million, ¥59 million and ¥(25) million for the year ended March 31, 2011, 2012 and 2013, respectively, and as other non-current liabilities in the consolidated balance sheet in the amounts of ¥275 million and ¥228 million at March 31, 2012 and 2013, respectively. The above table excludes this accrual for estimated interest and penalties.

At March 31, 2013 Kyocera is subject to income tax examinations by tax authorities for the tax year 2012 onwards in Japan, and for the tax year 2009 onwards in the United States for its major jurisdictions.

17. SUPPLEMENTAL EXPENSE INFORMATION

Supplemental expense information is as follows:

	Years ended March 31,
	2011	2012	2013
	(Yen in millions)
Research and development expenses	¥49,474	¥45,559	¥47,519
Advertising expenses	7,583	7,912	7,221
Shipping and handling cost included in selling, general and administrative expenses	16,883	17,203	19,636

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

Main products or businesses of each reporting segment are as follows:

(1) Fine Ceramic Parts Group

Components for Semiconductor Processing Equipment and Flat Panel Display (FPD) Manufacturing Equipment,

Information & Telecommunication Components,

General Industrial Machinery Components,

Sapphire Substrates, and

Automotive Components

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

(2) Semiconductor Parts Group

Ceramic Packages for Crystal and SAW Devices, CMOS/CCD Image Sensor Ceramic Packages,

LSI Ceramic Packages, Wireless Communication Device Packages,

Optical Communication Device Packages and Components, and

Organic Multilayer Packages

(3) Applied Ceramic Products Group

Residential and Commercial Use Solar Power Generating Systems, Solar Cells and Modules,

Cutting Tools, Micro Drills,

Medical and Dental Implants, and

Jewelry and Applied Ceramic Related Products

(4) Electronic Device Group

Ceramic Capacitors, Tantalum Capacitors,

SAW Devices, RF Modules, EMI Filters,

Clock Oscillators, Crystal Units, Ceramic Resonators, Optical Low Pass Filters,

Connectors,

Thermal Printheads, Inkjet Printheads,

Amorphous Silicon Photoreceptor Drums,

LCDs, and Touch Panels

(5) Telecommunications Equipment Group

Mobile Phones, and

PHS related Products such as PHS Handsets and PHS Base Stations

(6) Information Equipment Group

Monochrome and Color Printers and Multifunctional Products,

Wide Format Systems,

Document Solutions,

Application Software, and

Supplies

(7) Others

Information Systems & Telecommunication Services, Engineering Business, Management Consulting Business,

Epoxy Molding Compounds for Semiconductor Encapsulation, Electrical Insulators,

Flexible Printed Circuit Sheet Materials, Synthetic Resin Molded Parts,

Realty Development Business, and

LED Lighting Systems

Inter-segment sales, operating revenue and transfers are made with reference to prevailing market prices. Transactions between reportable segments are immaterial and not shown separately.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Operating profit for each reporting segment represents net sales, less related costs and operating expenses, excluding corporate gains and equity in losses of affiliates and unconsolidated subsidiaries, income taxes and net income attributable to noncontrolling interests.

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

Kyocera’s sales to KDDI Corporation and its consolidated subsidiaries which are mainly recorded in the Telecommunications Equipment Group are as follows:

	Years ended March 31,
	2011	2012	2013
Amount of sales to KDDI Corporation and its consolidated subsidiaries (Yen in millions)	¥130,554	¥121,130	¥92,901
Ratio of amount of sale to KDDI Corporation and its consolidated subsidiaries to consolidated net sales (%)	10.3	10.2	7.3

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Information by reporting segment at and for the years ended March 31, 2011, 2012 and 2013 is summarized on the following page:

Reporting segments

	Years ended March 31,
	2011	2012	2013
	(Yen in millions)
Net sales:
Fine Ceramic Parts Group	¥76,269	¥80,372	¥74,852
Semiconductor Parts Group	174,687	153,420	167,241
Applied Ceramic Products Group	197,642	179,784	211,439
Electronic Device Group	242,641	228,721	271,570
Telecommunications Equipment Group	225,168	178,669	177,314
Information Equipment Group	239,916	243,457	250,534
Others	139,383	151,987	159,902
Adjustments and eliminations	(28,782)	(25,540)	(32,798)

Net sales	¥1,266,924	¥1,190,870	¥1,280,054

	Years ended March 31,
	2011	2012	2013
	(Yen in millions)
Income before income taxes:
Fine Ceramic Parts Group	¥11,969	¥12,622	¥7,614
Semiconductor Parts Group	37,331	27,754	30,379
Applied Ceramic Products Group	29,049	6,459	17,924
Electronic Device Group	41,646	16,036	(4,014)
Telecommunications Equipment Group	2,121	1,469	1,340
Information Equipment Group	25,845	29,451	21,750
Others	9,651	8,054	10,542

Total operating profit	157,612	101,845	85,535
Corporate gains and Equity in losses of affiliates and unconsolidated subsidiaries	16,722	13,840	17,248
Adjustments and eliminations	(2,002)	(792)	(1,420)

Income before income taxes	¥172,332	¥114,893	¥101,363

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	Years ended March 31,
	2011	2012	2013
	(Yen in millions)
Depreciation and amortization:
Fine Ceramic Parts Group	¥5,106	¥6,767	¥6,403
Semiconductor Parts Group	10,786	11,795	12,850
Applied Ceramic Products Group	13,786	14,843	15,152
Electronic Device Group	13,818	13,762	15,155
Telecommunications Equipment Group	10,172	8,949	7,514
Information Equipment Group	11,027	10,131	9,723
Others	4,767	4,668	4,734
Corporate	2,082	2,205	2,066

Total	¥71,544	¥73,120	¥73,597

	Years ended March 31,
	2011	2012	2013
	(Yen in millions)
Write-down of inventories:
Fine Ceramic Parts Group	¥146	¥105	¥252
Semiconductor Parts Group	266	703	228
Applied Ceramic Products Group	1,000	6,115	1,498
Electronic Device Group	265	991	956
Telecommunications Equipment Group	2,581	2,216	7,127
Information Equipment Group	972	1,169	1,106
Others	61	187	340
Corporate	—	—	—

Total	¥5,291	¥11,486	¥11,507

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	Years ended March 31,
	2011	2012	2013
	(Yen in millions)
Capital expenditures:
Fine Ceramic Parts Group	¥11,319	¥11,050	¥3,348
Semiconductor Parts Group	12,998	13,279	14,727
Applied Ceramic Products Group	17,660	13,001	7,963
Electronic Device Group	12,118	14,193	14,071
Telecommunications Equipment Group	3,886	4,142	3,069
Information Equipment Group	7,437	6,199	6,536
Others	2,747	2,800	2,837
Corporate	2,515	1,744	4,137

Total	¥70,680	¥66,408	¥56,688

	March 31,
	2011	2012	2013
	(Yen in millions)
Assets by reporting segment:
Fine Ceramic Parts Group	¥57,682	¥68,637	¥62,453
Semiconductor Parts Group	111,406	112,121	118,524
Applied Ceramic Products Group	258,618	265,093	327,465
Electronic Device Group	351,432	417,105	448,141
Telecommunications Equipment Group	111,634	109,975	119,894
Information Equipment Group	247,486	246,834	263,837
Others	132,381	138,304	158,617

	1,270,639	1,358,069	1,498,931
Corporate and investments in and advances to affiliates and unconsolidated subsidiaries	749,603	729,646	892,098
Adjustments and eliminations	(73,676)	(93,612)	(108,176)

Total assets	¥1,946,566	¥1,994,103	¥2,282,853

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Information for revenue from external customers by destination and long-lived assets based on physical location as of and for the years ended March 31, 2011, 2012 and 2013 are summarized as follows:

Geographic segments

	Years ended March 31,
	2011	2012	2013
	(Yen in millions)
Net sales:
Japan	¥559,883	¥559,344	¥574,202
Asia	215,913	205,469	235,520
United States of America	220,706	166,706	215,032
Europe	210,131	204,887	198,868
Others	60,291	54,464	56,432

Net sales	¥1,266,924	¥1,190,870	¥1,280,054

	March 31,
	2011	2012	2013
	(Yen in millions)
Long-lived assets:
Japan	¥185,969	¥187,566	¥182,987
Asia	29,293	35,545	45,585
United States of America	11,164	12,787	14,293
Europe	14,974	18,725	19,623
Others	6,354	5,914	6,336

Total	¥247,754	¥260,537	¥268,824

There are no individually material countries with respect to revenue from external customers and long-lived assets in Asia, Europe and Others.

19. EARNINGS PER SHARE

A reconciliation of the numerators and the denominators of basic and diluted earnings per share computations is as follows:

	Years ended March 31,
	2011	2012	2013
	(Yen in millions except per share amounts)
Net income attributable to shareholders of Kyocera Corporation	¥122,448	¥79,357	¥66,473

Basic earnings per share:
Net income attributable to shareholders of Kyocera Corporation	667.23	432.58	362.36

Diluted earnings per share:
Net income attributable to shareholders of Kyocera Corporation	667.23	432.58	362.36

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	Years ended March 31,
	2011	2012	2013
	(shares in thousands)
Basic average number of shares outstanding	183,517	183,451	183,442
Diluted average number of shares outstanding	183,517	183,451	183,442

20. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental information related to the Consolidated Statements of Cash Flows is as follows:

	Years ended March 31,
	2011	2012	2013
	(Yen in millions)
Cash paid during the year:
Interest	¥1,637	¥1,741	¥1,433
Income taxes	34,994	34,889	26,112
Non-cash investing and financing activities:
Obtaining assets by entering into capital lease	¥1,003	¥804	¥1,547
Acquisitions of businesses:
Fair value of assets acquired	¥2,475	¥85,003	¥27,329
Fair value of liabilities assumed	(608)	(45,621)	(4,793)
Cash acquired	(422)	(3,928)	(4,003)

Subtotal	1,445	35,454	18,533

Additional payment for acquisitions of businesses in the past years	136	—	—

Total	¥1,581	¥35,454	¥18,533

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Kyocera certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kyocera Corporation
(Company)

By	/s/ SHOICHI AOKI
Shoichi Aoki
Director, Managing Executive Officer and General Manager of Corporate Financial and Accounting Group

June 28, 2013

INDEX OF EXHIBITS

Exhibit Number	Description

1.1	Articles of Incorporation (English translation)

1.2	Share Handling Regulations of the Registrant (incorporated by reference to the Registrant’s annual report on Form 20-F filed on June 29, 2011)

1.3	Regulations of the Board of Directors of the Registrant (incorporated by reference to the Registrant’s annual report on Form 20-F filed on June 29, 2011)

1.4	Regulations of the Audit & Supervisory Board of the Registrant (English translation)

2.1	Amended and Restated Deposit Agreement, dated as of June 29, 1998 among Kyocera Corporation, Citibank N.A. as Depositary and all owners and holders from time to time of American Depositary Receipts, as amended by Amendment No.1 thereto, dated as of January 5, 1999 (incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 24, 2001), as further amended by Amendment No.2 thereto, dated as of December 21, 2007, including the form of American Depositary Receipt (incorporated by reference to Post-effective Amendment No.2 to the Registrant’s Registration Statement on Form F-6 filed on December 4, 2007 (File No. 333 - 07222))

4.1	Supplemental Consent Decree with Defendant AVX Corporation containing agreement among AVX Corporation, the United States Environmental Protection Agency and the Commonwealth of Massachusetts, dated October 10, 2012

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of the Registrant’s annual report on Form 20-F)

11.1	Code of Ethics (incorporated by reference to the Registrant’s annual report on Form 20-F filed on July 5, 2007)

12.1	Certification of the principal executive officer of the Registrant required by Rule 13a-14(a)

12.2	Certification of the principal financial officer of the Registrant required by Rule 13a-14(a)

13.1	Certification of the principal executive officer of the Registrant required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of the principal financial officer of the Registrant required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Consent of PricewaterhouseCoopers Kyoto with respect to its report on the audit of the financial statements included in the Registrant’s annual report on Form 20-F

101	Instance Document

101	Schema Document

101	Calculation Linkbase Document

101	Labels Linkbase Document

101	Presentation Linkbase Document

101	Definition Linkbase Document