Form 20-F
period 2014-03-31
KYOCERA CORP
filed 2014-06-30
CIK 57083

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2014

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

As of March 31, 2014, 366,866,715 shares of common stock were outstanding, comprised of 362,799,729 Shares and 4,066,986 American Depositary Shares (equivalent to 4,066,986 Shares).

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

Also, as used in this annual report on Form 20-F:

•	“U.S. dollar” or “$” means the lawful currency of the United States of America, “yen” or “¥” means the lawful currency of Japan and “Euro” means the lawful currency of the European Union.

•	“U.S. GAAP” means accounting principles generally accepted in the United States of America, and “Japanese GAAP” means accounting principles generally accepted in Japan.

•	“ADS” means an America Depositary Share, each representing one share of Kyocera’s common stock, and “ADR” means an American Depositary Receipt evidencing ADSs.

•	“fiscal 2014” refers to Kyocera’s fiscal year ended March 31, 2014, and other fiscal years are referred to in a corresponding manner.

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

	2010	2011	2012	2013	2014
	(Yen in millions and shares in thousands, except per share amounts)
For the years ended March 31:
Net sales	¥1,073,805	¥1,266,924	¥1,190,870	¥1,280,054	¥1,447,369
Profit from operations	63,860	155,924	97,675	76,926	120,582
Net income attributable to shareholders of Kyocera Corporation	40,095	122,448	79,357	66,473	88,756

Earnings per share:
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥109.24	¥333.62	¥216.29	¥181.18	¥241.93
Diluted	109.24	333.62	216.29	181.18	241.93
Weighted average number of shares outstanding:
Basic	367,049	367,034	366,902	366,884	366,872
Diluted	367,049	367,034	366,902	366,884	366,872

Cash dividends declared per share:
Per share of common stock	¥60	¥65	¥60	¥60	¥80
Per share of common stock*	$0.66	$0.79	$0.75	$0.66	$0.78

At March 31:
Total assets	¥1,848,717	¥1,946,566	¥1,994,103	¥2,282,853	¥2,636,704
Long-term debt	29,067	24,538	21,197	20,855	19,466
Common stock	115,703	115,703	115,703	115,703	115,703
Kyocera Corporation shareholders’ equity	1,345,235	1,420,263	1,469,505	1,646,157	1,910,083
Total equity	1,407,262	1,483,359	1,534,241	1,714,942	1,987,226
Depreciation	¥60,602	¥59,794	¥62,374	¥63,119	¥65,760
Capital expenditures	¥37,869	¥70,680	¥66,408	¥56,688	¥56,611

*	Translated into the U.S. dollars based on the exchange rates at each payment date in Japan.

“Earnings per share” and “Cash dividends declared per share” are calculated under the assumption that the stock split undertaken by Kyocera Corporation on October 1, 2013 had been undertaken at the beginning of the year ended March 31, 2010. For details of the stock split, please refer to “Capital Stock” in Item 10.B. “Memorandum and Articles of Association” of this annual report on Form 20-F on page 75.

The following table shows the exchange rates for Japanese yen per $1.00 based upon the noon buying rate in New York City for cash transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

For the years ended March 31,	High	Low	Average	Period-end
2010	100.71	86.12	92.93	93.40
2011	94.68	78.74	85.71	82.76
2012	85.26	75.72	79.00	82.41
2013	96.16	77.41	82.96	94.16
2014	105.25	92.96	100.15	102.98

For most recent six months
December 2013	105.25	101.82	103.46	105.25
January 2014	104.87	102.20	103.76	102.28
February 2014	102.71	101.11	102.13	102.08
March 2014	103.38	101.36	102.34	102.98
April 2014	103.94	101.43	102.46	102.14
May 2014	102.34	101.26	101.77	101.77

The noon buying rate for Japanese yen on June 20, 2014 was $1.00 = 102.14

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully read the risks described below before making an investment decision.

Risks Related to Kyocera’s Business

(1) The continuing economic slowdown in the Japanese and global economy may significantly reduce demand for Kyocera’s products

Kyocera conducts business not only in Japan but also around the world and provides products for a variety of markets such as the digital consumer equipment, industrial machinery, automotive and environmental and energy-related markets. In the event that stagnation in global economies has an adverse effect on production activities in our principal market and capital investment and consumption fall significantly, the business environment facing Kyocera may worsen, and the performance and financial condition of Kyocera may be adversely affected.

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

(3) Since a significant percentage of Kyocera’s revenues have been derived from foreign sales in recent years, various export risks may disproportionately affect its revenues

Kyocera’s sales to customers located outside Japan accounted for approximately 55% of its total revenues in fiscal 2014. Kyocera believes that overseas sales will continue to account for a significant percentage of its revenues. Therefore, the following export risks may disproportionately affect Kyocera’s revenues:

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

(5) Kyocera sells a diverse variety of products, and in each of its businesses Kyocera is subject to intense competitive pressures, including in terms of price, technological change, product development, quality and speed of delivery, and these pressures are likely to increase in the near term

Kyocera sells a wide variety of products and, therefore, faces a broad range of competitors from large international companies to relatively small, rapidly growing and highly specialized companies. Kyocera’s competitive landscape is subject to continuous change, and new and significant competitors may emerge, including competitors based in emerging markets such as China that may have competitive advantages in terms of cost structure or other factors. Kyocera has a variety of businesses in different industries while many of its competitors specialize in one or more of these business areas. As a result, Kyocera may not fund or invest in certain of its businesses to the same degree as its competitors, or these competitors may have greater financial, technical, and marketing resources available to them than the portion of its business against which they compete. While some of the factors that drive competition vary by product area, price and speed of delivery are primary factors that impact in all areas of Kyocera’s business. Price pressure has been intense, and thus Kyocera predicts that its selling prices will continue to be lower than in fiscal 2014 depending partly on the demand and competition situation. In production businesses in which Kyocera develops, produces and distributes specialized parts for its customers’ products, its competitive position depends significantly on being involved early in the process of creating a new product that fits its customers’ needs for each business. To maintain these competitive advantages, it is critical to maintain close ties with customers so that Kyocera can ensure that it is able to meet required specifications and be the first supplier to create and deliver the product. Kyocera’s gross margins may be reduced if the business environment changes in a way that Kyocera cannot maintain these important relationships with customers or its market share or if it is forced in the future to further reduce prices in response to the actions of its competitors.

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

Within Kyocera’s manufacturing facilities, minute impurities, difficulties in the production process or other factors can cause a substantial percentage of its products to be rejected or be non-functional. These factors can result in lower than expected production yields, which delay product shipments and may materially and adversely affect Kyocera’s operating results. Moreover, in certain operations of which fixed cost ratio is high, decreases in production volume or capacity utilization may adversely affect Kyocera’s results of operation, financial condition and cash flows.

(7) Shortages and rising costs of electricity may adversely affect Kyocera’s production and sales activities

As all nuclear power plant operation in Japan currently has ceased and remains at rest due to the damage and equipment failure of the nuclear power plant caused by the Great East Japan Earthquake in March 2011, Japan may have shortages and rising costs of electricity. Kyocera secures electric power supplies for emergency through equipment and centers, however Kyocera’s production activity may become diminished if massive blackouts occur in the areas in which Kyocera has facilities and electricity shortages continue. Shortages of electricity in the areas in which Kyocera’s suppliers and customers have main operations may also interrupt Kyocera’s production and sales activities. In addition, significant rising costs of electricity may adversely affect Kyocera’s results of operations, financial condition and cash flows.

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

(13) Changes in our environmental liability and compliance obligations may adversely impact our operations

Kyocera is subject to various environmental laws and regulations in Japan and the other countries, which are related to greenhouse gas mitigation, air emissions, wastewater discharges, the handling, disposal and remediation of hazardous substances, wastes and certain chemicals used or generated in our manufacturing process, health, safety and property preservations of employees and community residents, labeling or other notifications with respect to the content or other aspects of our processes, products or packaging, restrictions on the use of certain materials in or on design aspects of our products or product packaging, and responsibility for disposal of products or product packaging. As well as our current operations, these laws and regulations can be applied to our past operations and may be applicable to the past operations of businesses acquired from other companies even if such operations occurred before our acquisitions. In addition, these laws and regulations which are applied to Kyocera can be more stringent or the scope of the laws and regulations can be broadened in the future due to factors including global climate change. With respect to greenhouse gas mitigation in particular, international emissions trading regime may be created based on the result of the intergovernmental dialogue on global climate change. Kyocera establishes reserves for specifically identified potential environmental liabilities when such liabilities are probable and can be reasonably estimated. In case we fail to comply with such laws and regulations, we could be required by the relevant governmental organizations to pay penalty costs or remediation compensation. Furthermore, we may make voluntary payments to compensate for environmental problems if we deem such compensation to be necessary. The cost obligations noted above may adversely affect Kyocera’s results of operations, financial condition and cash flows.

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

Risks Related to Disasters or Unpredictable Events

(15) Kyocera’s markets or supply chains may be adversely affected by terrorism, outbreaks of disease, wars or similar events

Kyocera, as a global company, has been expanding its business worldwide. At the same time, we may be exposed to risks from terrorism, outbreaks of disease, war and other similar events. In the case that those events occur, Kyocera’s operating activities would be suspended. Furthermore, there would be delay, disorder or suspension in Kyocera’s R&D, manufacturing, sales and services. If such delay or disruption occurs and continues for a long period of time, Kyocera’s business, consolidated results of operations, financial condition and cash flows may be adversely affected.

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

(18) Kyocera may have to incur impairment losses on its investments in debt and equity securities

Kyocera holds investments in equity securities of companies not affiliated with us, which we generally hold on a long-term position for business relationship purposes. A substantial portion of these investments consists of shares of common stock of public companies in Japan, such as financial institutions and other companies including KDDI Corporation, a Japanese telecommunication service provider. Kyocera Corporation’s equity interest in KDDI Corporation was 12.76% as of March 31, 2014. If there are certain declines in the fair value, i.e., the market price, of the shares of these companies, and it determines that such declines are other-than-temporary, Kyocera will need to record an impairment loss. For some of the equity securities Kyocera owns, including the shares of KDDI Corporation, Kyocera intends to keep its ownership at the current level in light of the importance of its business relationships with the issuers of these equity securities. For other equity securities in its portfolio, although, with periodical check, Kyocera may dispose of some securities which lack merit for Kyocera, market conditions may not permit us to do so at the time, speed or price we may wish.

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

In the 1990s, we strengthened our position as a globally integrated electronic components manufacturer through our acquisition of AVX Corporation, a maker of capacitors and other passive electronic components, in January 1990. In the middle of the 1990s, Kyocera developed two main business categories, the “Components Business,” in which Kyocera provides parts and devices such as fine ceramics parts, semiconductor parts, applied ceramic products and electronic components and devices to mainly electronic equipment manufacturers in information and communications fields, and the “Equipment Business,” in which Kyocera manufactures and sells telecommunications equipment and information equipment, such as mobile phone handsets, PHS-related products, printers and multifunctional products to telecommunication carriers, distributors or directly to customers.

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

With the aim of becoming a more global enterprise and enhancing our profitability, we have been expanding our production in China located in Shanghai and Dongguan since the middle of the 1990s. Kyocera also established a sales company, Kyocera (Tianjin) Sales & Trading Corporation (currently Kyocera (China) Sales and Trading Corporation), in January 2003 to cultivate the Chinese market through enhancing our marketing ability for both our products manufactured in China as well as our products imported into China. In addition, we established a subsidiary, Kyocera (Tianjin) Solar Energy Co., Ltd., to assemble solar modules, production of which commenced in May 2003, and to respond to market needs swiftly.

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

In April 2008, Kyocera acquired the mobile phone related business of SANYO Electric Co., Ltd. (currently Panasonic Corporation) to strengthen the Telecommunications Equipment Group.

For further enhancement of the Information Equipment Group, Kyocera Document Solutions Inc. made TA Triumph-Adler AG (currently TA Triumph-Adler GmbH, TA), a leading specialist in the information technology business and a distributor of printers and multifunctional peripherals in Germany, a subsidiary through a voluntary public takeover offer in January 2009. In October 2010, Kyocera Document Solutions Inc. acquired all of the remaining shares of TA. As a result, TA has become a wholly-owned subsidiary of Kyocera Document Solutions Inc. We established a subsidiary, Kyocera Document Technology Vietnam Company Limited, to produce information equipment for expanding our production capacity and reducing manufacturing cost in July 2011.

In July 2011, Kyocera acquired Unimerco Group A/S (currently Kyocera Unimerco A/S), a Danish-based industrial cutting tool manufacturing and sales company to broaden our product lines and markets.

In August 2011, Kyocera established Kyocera Vietnam Management Company Limited (currently Kyocera Vietnam Company Limited), a manufacturing subsidiary, in order to further reduce costs and to meet with growing component demand.

In February 2012, in order to expand its liquid crystal display business, Kyocera acquired Optrex Corporation (currently Kyocera Display Corporation), a specialized manufacturer of liquid crystal displays and related products.

In October 2013, in order to strengthen and expand the Kyocera Group’s organic substrate business, Kyocera acquired NEC Toppan Circuit Solutions Inc. (currently Kyocera Circuit Solutions, Inc.), a printed wiring board (PWB) manufacturing company.

For a discussion of recent and current capital expenditures, please see Item 5. “Operating and Financial Review and Prospects” of this annual report on Form 20-F. We have had no recent significant divestitures nor are any significant divestitures currently being made.

B. Business Overview

Overview

Kyocera is engaged in numerous high-tech fields, from fine ceramic components to electronic devices, equipment, services and networks. Our manufacturing and distribution operations are conducted worldwide. As of March 31, 2014, we had 189 subsidiaries and 4 affiliates outside Japan and 29 subsidiaries and 7 affiliates in Japan. Our customers include individuals, corporations, governments and governmental agencies. For information on our sales by category of activity and information on our sales by geographic area and product segment, please see Item 5.A. “Operating Results” of this annual report on Form 20-F.

Operations

Kyocera categorizes its operations into seven reporting segments: (1) Fine Ceramic Parts Group,

(2) Semiconductor Parts Group, (3) Applied Ceramic Products Group, (4) Electronic Device Group,

(5) Telecommunications Equipment Group, (6) Information Equipment Group, and (7) Others.

Our principal products and services offered in each reporting segment are shown below.

(1) Fine Ceramic Parts Group

Components for Semiconductor Processing Equipment and Flat Panel Display Manufacturing Equipment

Information and Telecommunication Components

General Industrial Machinery Components

Sapphire Substrates

Automotive Components

Products in this reporting segment are widely used in the industrial machinery, information and communications equipment, computing, automotive and various other industrial sectors. These products are made from a variety of ceramic materials, such as alumina as well as zirconia, utilizing their characteristics of heat and corrosion resistance.

(2) Semiconductor Parts Group

Ceramic Packages and Substrates

Organic Multilayer Packages and Substrates

Kyocera develops, manufactures and sells both inorganic (ceramic) and organic packages and substrates for various electronic components and devices such as crystal components, SAW devices and CMOS/CCD sensors, and for communication infrastructures and computers.

(3) Applied Ceramic Products Group

Solar Power Generating Systems

Cutting Tools, Micro Drills

Medical and Dental Implants

Jewelry and Applied Ceramic Related Products

This reporting segment consists of four product lines through applying fine ceramic technologies: Solar Energy Products, Cutting Tools, Medical and Dental Implants, Jewelry and Applied Ceramic Related Products. Kyocera develops, manufactures and sells solar modules, solar generating system for commercial and residential uses, cutting tools used in metal processing in industrial manufacturing, medical and dental implant products including prosthetic joints and dental prosthetics, and recrystallized jewelry and applied ceramic related products such as kitchen accessories.

(4) Electronic Device Group

Capacitors

SAW Devices

Crystal Components

Connectors

Liquid Crystal Displays

Printing Devices

This reporting segment develops, manufactures and sells electronic components and devices such as capacitors, SAW devices, crystal components, and connectors mainly for information and communication market and liquid crystal displays mainly for industrial machinery and automotive markets.

(5) Telecommunications Equipment Group

Mobile Phones

PHS-Related Products such as PHS Handsets and PHS Base Stations

Kyocera develops, manufactures and sells mobile phones such as smartphones and feature phones for Japan and the U.S. and PHS handsets and base stations for Japan. Our key sales destinations are KDDI Corporation, SoftBank Mobile Corp., eAccess Ltd. in Japan and Sprint Corporation in the U.S.

(6) Information Equipment Group

Monochrome and Color Printers and Multifunctional Products

Wide Format Systems

Document Solutions

Application Software

Supplies

This reporting segment develops, manufactures and sells page printers and multifunctional products. Our equipment is marketed under the “ECOSYS” concept, which focuses on attaining the characteristics of long life cycle and lower running cost, and uses amorphous silicon photoreceptor drums developed by Kyocera Corporation. Kyocera also provides document solution services globally for optimizing customers’ document imaging environments through providing business applications that seamlessly integrate with IT systems, including mobile devices and the cloud computing systems.

(7) Others

Information Systems and Telecommunication Services

Engineering Business

Management Consulting Business

Materials for Semiconductors, Chemical Materials

Realty Development Business

This reporting segment provides the information and communications business and develops, manufactures and sells materials for semiconductors and chemical materials.

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

In the Telecommunications Equipment Group, we primarily sell products directly to telecommunications carriers in the Japanese and overseas markets. Our key sales destinations are KDDI Corporation, SoftBank Mobile Corp. and eAccess Ltd. in Japan and Sprint Corporation, Verizon Communications Inc. and T-Mobile US, Inc. in the United States.

The Information Equipment Group provides document solutions and application software and sells Kyocera brand printers and multifunctional products globally through a sales network of distributors and wholesale dealers that spans over 140 countries. Hardware such as printers and multifunctional products is also sold through OEM (Original Equipment Manufacturing) suppliers.

In the Others reporting segment, Kyocera Communication Systems Group provides Information and Communication Technologies (ICT) business and management consulting business to general companies, public institutions and healthcare corporations as well as engineering business to telecommunications carriers, wireless equipment vendors and solar power generation operators. Chemical materials from Kyocera Chemical Corporation are sold directly to secondary manufacturers who incorporate them into their own products.

Domestic sales are made in the Japanese yen, while overseas sales are made in a variety of currencies, but predominantly in the U.S. dollar and the Euro.

Sources and Availability of Raw Materials and Supplies

We purchase a variety of raw materials and other materials for our businesses.

The principal raw materials include alumina, zirconia, silicon nitride, silicon particles, nickel powder and epoxy resins. These raw materials are used mainly in the manufacturing of products for the Components Business. The main materials supplied for use as key components are chip sets and liquid crystal displays in the Equipment Business.

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

In fiscal 2014, we procured a sufficient level of raw materials and other materials to carry out our production plans.

Patents and Licenses

Our success and competitive position depend on a number of significant patents, licenses and trade secrets relating to our manufacturing and sales processes and products. All of Kyocera’s intellectual properties are considered to be important. However, Kyocera believes that neither its expiration nor termination of any specific intellectual properties would have significant impact on Kyocera’s entire operation. The following table sets forth information, as of March 31, 2014, with respect to our significant patents and license agreements.

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

Although competitors in this reporting segment are mainly Japanese manufacturers and differ in each market, Kyocera has differentiated itself to become a global market leader through a competitive advantage in materials technology accumulated since our founding, and in outstanding production technology and capability, which enables us to meet customer requirements, particularly in terms of product dimension, size and volume. We have also established an internal integrated system from fundamental research to next-generation product development through our R&D efforts, and this differentiates us from competitors.

(2) Semiconductor Parts Group

In this reporting segment, our goal is to further strengthen our competitive position in both ceramic and organic package businesses in the global market.

In the ceramic package business, our main competitors are Japanese manufacturers. Kyocera has already become a global market leader. We aim to further increase customer satisfaction by utilizing our expertise in development and manufacturing technologies and promote the application of ceramic packages widely in the digital consumer equipment market as well as the automotive market and the optical communications market.

In the organic package and substrate business, Kyocera produces flip-chip packages for servers, routers and game consoles as well as smaller and thinner packages for mobile phones, and has several Japanese and Asian competitors in the market. In the areas of flip-chip packages for servers and routers where advanced design rules and exceptional reliability are required, Kyocera is one of the leading suppliers.

In fiscal 2014, Kyocera made Kyocera Circuit Solutions, Inc. a wholly-owned consolidated subsidiary, which provides products that Kyocera has not been involved with before, namely multi-layer printed wiring boards (PWBs) for high-end telecommunications infrastructure equipment, component-embedded PWBs and PWBs for in-vehicle applications. Kyocera seeks to expand the business scale of organic packages and boards by approximately two-fold compared with before, and going forward, Kyocera aims to strengthen its competitiveness in this business by developing new products through technological synergy and utilizing sales channels through this acquisition.

(3) Applied Ceramic Products Group

The solar energy industry has a high number of competitors worldwide. In addition, many kinds of solar products using various raw materials and production methods have been introduced to the market, and competition on price and technological fronts is intensifying every year. Despite the highly competitive environment, Kyocera has competitive advantages such as high conversion efficiency and long-term product reliability based on nearly 40 years of accumulated experience in the development and production technologies of solar power generation products.

We have manufacturing process from multicrystalline silicon ingots to modules in-house, enabling us to control the quality of products produced in every manufacturing process. Kyocera provides not only solar cells and modules but also the design of solar power generation systems and the construction and maintenance of solar power plants. Through these efforts, Kyocera has generated top-class results in installing solar power generating systems for public and commercial use in Japan.

Kyocera aims to strengthen its competitiveness further by promoting an extensive product line-up, including mass-production of monocrystalline solar modules for residential use capable of higher output even in limited spaces.

In the cutting tool business, our cutting tools are employed primarily in automotive-related markets. Although we have many competitors, we provide a diverse array of cutting tools for machine tools based on advanced materials technology. We are also expanding business in new markets such as the aviation and energy markets and are working to increase our market share by supplying products to a wide variety of markets and increasing our product line-up.

(4) Electronic Device Group

Kyocera develops and manufactures a wide variety of capacitors, crystal components, connectors, liquid crystal displays and thermal printheads, and sells these products globally for different applications. One of our competitive advantages is that we develop an extensive array of products, not just passive components.

Kyocera is a leading supplier of crystal components and connectors for smartphones, while AVX Corporation, our subsidiary, is one of the top suppliers in the tantalum capacitor market.

In the liquid crystal display business, we are focusing on the development of small- and medium-sized products and are seeking to expand business mainly for industrial and automotive applications while also working to increase our market share in both of these markets. In particular, Kyocera is striving to expand our supply of liquid crystal displays for automobiles, one of our areas of competitive strength.

In addition, we have become one of the largest suppliers of thermal printheads that are equipped in various printers, such as barcode printers.

(5) Telecommunications Equipment Group

In the mobile phone business, our competitors are U.S., Asian and Japanese manufacturers both in Japan and overseas. Our production volume ranks in the top class among Japanese manufacturers. Kyocera strives to differentiate itself in this business by releasing distinctive handsets that use in-house unique component technology as well as products with waterproof and robustness features. Through these efforts, sales volumes expanded steadily in North America in fiscal 2014 compared with fiscal 2013.

In the PHS-related products, our main competitors are Japanese manufacturers, and we are a market leader in the PHS handset and base station businesses.

(6) Information Equipment Group

Kyocera sells printers and multifunctional products and provides solution services in the global market. Our competitors are mainly the U.S. and Japanese manufacturers in the printer and multifunctional product businesses. Kyocera’s printers and multifunctional products employ our uniquely developed long-life photoreceptors (amorphous silicon drum and positive-charged single-layer photoconductor drum) and low power consumption systems. As a result, these products have been differentiated from competitors by lowered running costs and energy consumption.

In addition, we provide high-value-added solution services that meet each customer needs through our uniquely-developed solutions platform, “HyPAS” (Hybrid Platform for Advanced Solutions), which enables users to embed various applications in document equipment to connect with a cloud computing environment or mobile equipment. We are also expanding our MDS (Managed Document Services) business to provide the optimal document environment for each customer.

Owing to these strengths, Kyocera has expanded its business in global markets.

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

As to the financial settlement between AVX Corporation and the United States and the Commonwealth of Massachusetts regarding the New Bedford Harbor Superfund Site, and the effects on our financial condition or results of operations with respect to this matter, please refer to “Financial settlement between AVX Corporation and the United States and the Commonwealth of Massachusetts regarding the New Bedford Harbor Superfund Site” in Item 5.A. “Operating Results” of this annual report on Form 20-F on page 29.

Other Regulation

Kyocera’s subsidiary conducted transactions with Iran-related organizations in fiscal 2014, which Kyocera is required to disclose under Section 13(r) of the Securities Exchange Act of 1934, as amended. TA Triumph-Adler Deutschland GmbH (formerly TA Triumph-Adler Norddeutschland GmbH), a wholly-owned subsidiary of TA Triumph-Adler GmbH, which is a wholly-owned German-based subsidiary of Kyocera Document Solutions Inc., had a lease and service maintenance contract for multifunctional peripheral machines and printers with a branch of Bank Saderat Iran in Hamburg, Germany, of which one of the major shareholders is the Government of Iran. This contract began from October 2007 and ended in September 2013. Total sales and interest revenue under this contract were approximately ¥105 thousand and ¥20 thousand, respectively for the six months ended September 30, 2013. The total net profits were substantially less than those amounts. TA Triumph-Adler Deutschland GmbH also had a lease and service maintenance contract for multifunctional peripheral machines with Intra Chem Trading GmbH in Hamburg, Germany, a petrochemical company which is a German-based subsidiary of a petrochemical company in Iran. This contract began from August 2008 and ended in July 2013. Total sales and interest revenue under this contract were approximately ¥21 thousand and ¥5 thousand, respectively for the four months ended July 31, 2013. The total net profits were substantially less than those amounts. Kyocera believes these transactions made by TA Triumph-Adler Deutschland GmbH were conducted in compliance with the applicable laws in Germany.

C. Organizational Structure

We had 229 subsidiaries and affiliates as of March 31, 2014. Our management structure is based on a business segment structure. Therefore, the management of each segment is conducted uniformly regardless of whether our operations are conducted by the parent company or by one of our subsidiaries.

The following table sets forth information, as of March 31, 2014, with respect to our significant subsidiaries.

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
(1) Fine Ceramic Parts Group

Kyocera Industrial Ceramics Corporation	United States	100.00%	Manufacture and sale of fine ceramic-related products and thin film devices

(2) Semiconductor Parts Group

Kyocera SLC Technologies Corporation	Japan	100.00%	Development, manufacture and sale of organic multilayer packages and substrates

Kyocera Circuit Solutions, Inc.	Japan	100.00%	Development, manufacture and sale of organic multilayer packages and substrates

Shanghai Kyocera Electronics Co., Ltd.	China	100.00%	Manufacture and sale of fine ceramic-related products and electronic devices

Kyocera Vietnam Co., Ltd.	Vietnam	100.00%	Manufacture of fine ceramic-related products

Kyocera America, Inc.	United States	100.00%	Development, manufacture and sale of fine ceramic-related products

(3) Applied Ceramic Products Group

Kyocera Solar Corporation	Japan	100.00%	Sale of solar energy products

Kyocera (Tianjin) Solar Energy Co., Ltd.	China	90.00%	Manufacture of solar energy products

Kyocera Solar, Inc.	United States	100.00%	Manufacture and sale of solar energy products

Kyocera Solar Europe S.R.O.	Czech	100.00%	Manufacture of solar energy products

Kyocera Precision Tools Korea Co., Ltd.	Korea	90.00%	Manufacture and sale of cutting tools

Kyocera Tycom Corporation	United States	100.00%	Manufacture and sale of cutting tools

Kyocera Unimerco A/S	Denmark	100.00%	Development, manufacture and sale of cutting tools

Kyocera Medical Corporation	Japan	77.00%	Development, manufacture and sale of medical material

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
(4) Electronic Device Group

Kyocera Connector Products Corporation	Japan	100.00%	Development, manufacture and sale of electronic devices

Kyocera Crystal Device Corporation	Japan	100.00%	Development and manufacture of electronic devices

Kyocera Display Corporation	Japan	100.00%	Development, manufacture and sale of electronic devices

Kyocera Display (Zhangjiagang) Co., Ltd.	China	100.00%	Manufacture of electronic devices

Dongguan Shilong Kyocera Co., Ltd.	China	90.00%	Manufacture of cutting tools and thin-film devices

AVX Corporation	United States	72.41%	Development, manufacture and sale of electronic devices

(5) Telecommunications Equipment Group

Kyocera Telecom Equipment (Malaysia) Sdn. Bhd.	Malaysia	100.00%	Manufacture of telecommunications equipment

Kyocera Communications, Inc.	United States	100.00%	Sale of telecommunications equipment

(6) Information Equipment Group

Kyocera Document Solutions Inc.	Japan	100.00%	Development and manufacture of information equipment

Kyocera Document Solutions Japan Inc.	Japan	100.00%	Sale of information equipment mainly in Japan

Kyocera Document Technology (Dongguan) Co., Ltd.	China	92.76%	Manufacture of information equipment

Kyocera Document Technology Vietnam Co., Ltd.	Vietnam	100.00%	Manufacture of information equipment

Kyocera Document Solutions America, Inc.	United States	100.00%	Sale of information equipment mainly in North America

Kyocera Document Solutions Europe B.V.	Netherlands	100.00%	Sale of information equipment mainly in Europe

Kyocera Document Solutions Deutschland GmbH	Germany	100.00%	Sale of information equipment mainly in Europe

TA Triumph-Adler GmbH	Germany	100.00%	Sale of information equipment mainly in Europe

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
(7) Others

Kyocera Communication Systems Co., Ltd.	Japan	76.30%	Information systems and telecommunication services

Kyocera Chemical Corporation	Japan	100.00%	Development, manufacture and sale of electrical insulation materials

Kyocera Realty Development Co., Ltd.	Japan	100.00%	Real estate services

(8) Regional Holding or Sales Companies

Kyocera (China) Sales & Trading Corporation	China	90.00%	Sale of fine ceramic-related products, cutting tools mainly in China

Kyocera Korea Co., Ltd.	Korea	100.00%	Sale of fine ceramic-related products mainly in Korea

Kyocera Asia Pacific Pte. Ltd.	Singapore	100.00%	Sale of fine ceramic-related products, solar energy products and electronic devices mainly in Asia

Kyocera International, Inc.	United States	100.00%	Holding company and headquarters of the subsidiaries in North America

Kyocera Fineceramics GmbH	Germany	100.00%	Sale of fine ceramic-related products, solar energy products and thin-film devices mainly in Europe

In addition to the above consolidated subsidiaries, Kyocera had 179 other consolidated subsidiaries as of March 31, 2014. Kyocera also had interests in one subsidiary accounted for by the equity method and 11 affiliates accounted for by the equity method as of March 31, 2014.

On April 1, 2014, Kyocera Crystal Device Corporation absorbed Kyocera Crystal Device Hokkaido Corporation, which was its wholly owned subsidiary, and succeeded to the crystal device sales department, which was split off from Kyocera Corporation.

On April 1, 2014, Kyocera International, Inc. established Kyocera Precision Tools Inc., which absorbed Kyocera Tycom Corporation, a wholly owned subsidiary of Kyocera International, Inc.

On April 1, 2014, Kyocera Corporation acquired the non-controlling interest of Kyocera Medical Corporation and made it a wholly owned subsidiary.

AVX Corporation, in our Electronic Device Group, is one of our most significant subsidiaries. Most of the electronic devices we produce for overseas sales are distributed through AVX Corporation by utilizing AVX Corporation’s wide range of marketing channels. We market passive components produced by AVX Corporation in the Japanese market. We also utilize AVX Corporation’s manufacturing process for ceramic capacitors to improve productivity and to enhance our competitiveness. In addition, AVX Corporation introduced our materials technologies into its ceramic capacitor production. We have been seeking better ways to cooperate in expanding our electronic device businesses. Currently, four of our directors are members of AVX Corporation’s board of directors and AVX Corporation’s chief executive officer is one of our directors. Within the Electronic Device Group, we have a close relationship with AVX Corporation in marketing, manufacturing, and research and development, and we are seeking and pursuing synergies to be a leading passive component manufacturer. AVX Corporation posted net income of $127,037 thousand in fiscal 2014 and its performance contributed significantly to Kyocera’s results of operations and financial condition. See Item 5.A. “Operating Results” of this annual report on Form 20-F.

D. Property, Plants and Equipment

As of March 31, 2014, we had property, plants and equipment with a net book value of ¥270,557 million. During the five years ended March 31, 2014, we invested a total of ¥288,256 million for additions to property, plants and equipment. Our property, plants and equipment are subject to some material encumbrances or environmental issues. See Item 5.A. “Operating Results” of this annual report on Form 20-F.

The following table sets forth information with respect to our principal manufacturing facilities as of March 31, 2014.

Name of Plant	Location	Status	Floor Space	Lease Expires	Principal Products Manufactured
			(in thousands of square feet)
Japan

Hokkaido Kitami Plant	Kitami, Hokkaido	Owned	295		Telecommunications equipment, Semiconductor parts, Fine ceramic parts

Yamagata Higashine Plant	Higashine, Yamagata	Owned	379		Electronic components

Nagano Okaya Plant	Okaya, Nagano	Owned	387		Fine ceramic parts, Printing devices, Cutting tools

Niigata Shibata Plant	Shibata, Niigata	Owned	323		Organic multilayer packages and substrates

Kawaguchi Plant	Kawaguchi, Saitama	Owned	389		Electrical insulation materials

Tamaki Plant	Watarai, Mie	Owned	292		Information equipment

Shiga Gamo Plant	Higashi-Ohmi, Shiga	Owned	690		Fine ceramic parts, Semiconductor parts

Shiga Yokaichi Plant	Higashi-Ohmi, Shiga	Owned	1,509		Fine ceramic parts, Printing devices, Solar cells, Cutting tools

Shiga Yasu Plant	Yasu, Shiga	Owned	1,810		Solar cells, Liquid crystal displays

Name of Plant	Location	Status	Floor Space	Lease Expires	Principal Products Manufactured
			(in thousands of square feet)
Toyama Nyuzen Plant	Shimoniikawa, Toyama	Owned	325		Organic multilayer packages and substrates

Kyoto Ayabe Plant	Ayabe, Kyoto	Owned	450		Organic multilayer packages and substrates

Hirakata Plant	Hirakata, Osaka	Owned	601		Information equipment

Kagoshima Sendai Plant	Satsuma-Sendai, Kagoshima	Owned	1,992		Fine ceramic parts, Semiconductor parts, Cutting tools

Kagoshima Kokubu Plant	Kirishima, Kagoshima	Owned	2,466		Fine ceramic parts, Semiconductor parts, Electronic components

Kagoshima Hayato Plant	Kirishima, Kagoshima	Owned	278		Printing devices

United States

Balboa Plant	San Diego, California	Owned	300		Semiconductor parts

Myrtle Beach Plant	Myrtle Beach, South Carolina	Owned	308		Electronic components

Fountain Inn Plant	Fountain Inn, South Carolina	Owned	300		Electronic components
El Salvador

San Salvador Plant	San Salvador	Owned	420		Electronic components
France

Saint-Apollinaire Plant	Saint-Apollinaire	Leased	322	2016	Electronic components
Czech Republic

Lanskroun Plant	Lanskroun	Owned	500		Electronic components

Uherske Hradiste Plant	Uherske Hradiste	Owned	470		Electronic components

Kadan Plant	Kadan	Owned	295		Solar modules

China

Tianjin Plant	Tianjin	Owned	520		Electronic components

Tianjin Plant	Tianjin	Owned	308		Solar modules

Shanghai Pudong Plant	Shanghai	Owned	1,132		Semiconductor parts, Electronic components

Name of Plant	Location	Status	Floor Space	Lease Expires	Principal Products Manufactured
			(in thousands of square feet)
Zhangjiagang Plant	Zhangjiagang, Jiangsu	Owned	365		Liquid crystal displays

Shilong Plant	Dongguan, Guangdong	Owned	2,331		Information equipment

Shilong Plant	Dongguan, Guangdong	Owned	696		Cutting tools, Liquid crystal displays, Printing devices
Thailand

Lamphun Plant	Lamphun	Owned	264		Electronic components
Malaysia

Johor Plant	Johor	Owned	315		Telecommunications equipment
Vietnam

Hung Yen Plant	Hung Yen	Owned	958		Semiconductor parts

Hai Phong Plant	Hai Phong	Owned	769		Information equipment

Item 4A.    Unresolved Staff Comments

We are a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding our periodic reports under that Act not less than 180 days before the end of the year ended March 31, 2014 and which remain unresolved as of the date of the filing of this annual report on Form 20-F with the Securities and Exchange Commission.

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

Overview

Kyocera develops new technologies and new products based on fine ceramic technologies and cultivates new markets since the establishment. Kyocera also promotes our growth through the diversified management resources from components technologies to electronic devices, equipment, systems and services. Kyocera develops, produces and distributes worldwide various kinds of products primarily for the following markets: information and communications equipment, industrial machinery, automotive and environment and energy.

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

The Japanese economy displayed a recovery trend in fiscal 2014, supported by an increase in public investment and solid growth in personal consumption. Overseas, the U.S. economy expanded on the back of increases in personal consumption, private investment and exports. The Chinese economy also continued to grow steadily. On the other hand, the European economy remained weak despite signs of recovery.

In the digital consumer equipment market, which is the principal market for Kyocera, the shipment volume of conventional mobile phone handsets and PCs declined compared with fiscal 2013. In contrast, the shipment volume of smartphones and tablet PCs increased. In the automotive market, sales volume increased steadily, particularly in China and the United States, while the solar energy market in Japan expanded significantly compared with fiscal 2013 due to remarkable growth in demand in the public and commercial sectors.

Sales and profit increased in fiscal 2014 compared with fiscal 2013 as Kyocera decisively took advantage of increased demand in key markets and worked to obtain orders and reduce costs by leveraging the collective strength of Kyocera. Consolidated net sales for fiscal 2014 increased by 13.1%, or ¥167,315 million, to ¥1,447,369 million, compared with ¥1,280,054 million for fiscal 2013, on the back of increased sales in all reporting segments. This result was a new record high.

Profit increased significantly compared with fiscal 2013 in both the Components Business and the Equipment Business due to the effect of higher sales and efforts to enhance productivity. In addition, in fiscal 2013 an environmental remediation charge was recorded at AVX Corporation, a U.S.-based consolidated subsidiary. As a result, profit from operations increased by 56.8%, or ¥43,656 million, to ¥120,582 million, compared with ¥76,926 million for fiscal 2013. Income before income taxes increased by 44.3%, or ¥44,905 million, to ¥146,268 million, compared with ¥101,363 million for fiscal 2013. Net income attributable to shareholders of Kyocera Corporation for fiscal 2014 increased by 33.5%, or ¥22,283 million, to ¥88,756 million, compared with ¥66,473 million for fiscal 2013.

Average exchange rates for fiscal 2014 were ¥100 to the U. S. dollar, marking depreciation of ¥17 (approximately 20%) from ¥83 for fiscal 2013, and ¥134 to the Euro, marking depreciation of ¥27 (approximately 25%) from ¥107 for fiscal 2013. As a result, net sales and income before income taxes for fiscal 2014 were pushed up by approximately ¥140 billion and ¥29 billion, respectively, compared with fiscal 2013.

Financial settlement between AVX Corporation and the United States and the Commonwealth of Massachusetts regarding the New Bedford Harbor Superfund Site

AVX Corporation, a U.S. based subsidiary, has been identified by the United States Environmental Protection Agency (EPA), state governmental agencies or other private parties as a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) or equivalent state or local laws for clean-up and response costs associated with certain sites at which remediation is required with respect to prior contamination. Because CERCLA or such state statutes authorize joint and several liability, the EPA or state regulatory authorities could seek to recover all clean-up costs from any one of the PRPs at a site despite the involvement of other PRPs. At certain sites, financially responsible PRPs other than AVX Corporation also are, or have been, involved in site investigation and clean-up activities. AVX Corporation believes that any liability resulting from these sites will be apportioned between AVX Corporation and other PRPs.

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

In 1991, in connection with a consent decree finally approved in 1992 (1992 Consent Decree), AVX Corporation paid ¥8,878 million ($66 million), plus interest, toward the environmental conditions at, and remediation of, New Bedford Harbor in the Commonwealth of Massachusetts (the harbor) in a settlement with the United States, the EPA and the Commonwealth of Massachusetts (the Governments), subject to reopener provisions, including a reopener if certain remediation costs for the site exceed ¥13,442 million ($130.5 million).On April 18, 2012, the EPA issued a Unilateral Administrative Order (UAO) directing AVX Corporation to perform certain remedial actions for the harbor clean-up pursuant to the reopener provisions.

On October 10, 2012, the Governments and AVX Corporation announced that they had reached a settlement with respect to the EPA’s ongoing clean-up of the harbor. That agreement is set forth in a Supplemental Consent Decree (Supplemental CD) that modifies certain provisions of the 1992 Consent Decree, including elimination of the Governments’ right to invoke any clean-up reopener provisions in the future. Under the terms of the settlement, AVX Corporation was obligated to pay ¥37,324 million ($366.25 million), plus interest computed from August 1, 2012, in three installments over a two-year period for use by the EPA and the Commonwealth to complete the clean-up of the harbor. The settlement also required the EPA to withdraw the UAO. The United States District Court approved the settlement and entered the Supplemental CD on September 19, 2013.

On October 18, 2013, AVX Corporation paid the initial settlement installment of ¥13,335 million ($133.35 million), plus accrued interest of ¥395 million ($3.95 million). On March 26, 2014, AVX Corporation prepaid a second settlement installment of ¥11,414 million ($110.82 million), plus accrued interest of ¥85 million ($0.82 million) on the remaining settlement amount through that date. In accordance with the terms of the Supplemental CD, AVX Corporation is obligated to pay ¥12,575 million ($122.08 million), plus interest on September 21, 2015. AVX Corporation has the option to prepay any portion of the remaining settlement balance at any time prior to the due date of the remaining installment.

AVX Corporation and Kyocera recorded a charge with respect to this matter in the amount of ¥7,900 million ($100 million) for the year ended March 31, 2012, and ¥21,300 million ($266.25 million) for the year ended March 31, 2013, which were included in selling, general and administrative expenses in the consolidated statements of income. As of March 31, 2014, AVX Corporation and Kyocera have recorded a liability of the amount of the third payment in accordance with the Supplemental CD.

Results of Operations

Fiscal 2014 compared with Fiscal 2013

The following table shows a summary of Kyocera’s results of operations for fiscal 2013 and fiscal 2014:

	Years ended March 31,				Increase (Decrease)
	2013		2014
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Net sales	¥1,280,054	100.0	¥1,447,369	100.0	¥167,315	13.1
Cost of sales	952,350	74.4	1,068,465	73.8	116,115	12.2

Gross profit	327,704	25.6	378,904	26.2	51,200	15.6
Selling, general and administrative expenses	250,778	19.6	258,322	17.9	7,544	3.0

Profit from operations	76,926	6.0	120,582	8.3	43,656	56.8
Interest and dividend income	14,666	1.1	18,172	1.3	3,506	23.9
Interest expense	(1,890)	(0.2)	(1,945)	(0.1)	(55)	—
Foreign currency transaction gains, net	5,136	0.4	5,108	0.3	(28)	(0.5)
Gains on sales of securities, net	4,542	0.4	2,875	0.2	(1,667)	(36.7)
Other, net	1,983	0.2	1,476	0.1	(507)	(25.6)

	24,437	1.9	25,686	1.8	1,249	5.1

Income before income taxes	101,363	7.9	146,268	10.1	44,905	44.3
Income taxes	34,012	2.6	51,254	3.5	17,242	50.7

Net income	67,351	5.3	95,014	6.6	27,663	41.1
Net income attributable to noncontrolling interests	(878)	(0.1)	(6,258)	(0.5)	(5,380)	—

Net income attributable to shareholders of Kyocera Corporation	¥66,473	5.2	¥88,756	6.1	¥22,283	33.5

Net Sales

Net sales in fiscal 2014 increased by ¥167,315 million, or 13.1%, to ¥1,447,369 million, compared with ¥1,280,054 million in fiscal 2013.

In fiscal 2014, net sales increased compared with fiscal 2013 due primarily to Kyocera’s effort to take advantage of increased demand in key markets and work to obtain orders by leveraging the collective strength of Kyocera. Due to the impact of the yen’s depreciation against the U.S. dollar and the Euro, net sales after translation into the yen in fiscal 2014 were pushed up by approximately ¥140,000 million, compared with fiscal 2013.

Net sales in the Components Business in fiscal 2014 increased by ¥99,926 million, or 13.8%, to ¥825,028 million, compared with ¥725,102 million in fiscal 2013. Net sales in the Equipment Business in fiscal 2014 increased by ¥66,749 million, or 15.6%, to ¥494,597 million, compared with ¥427,848 million in fiscal 2013.

For details regarding net sales, please refer to page 35, “Business Overview by Reporting Segment.”

Net Sales by Geographic Segment

The following table shows a breakdown of Kyocera’s total consolidated net sales in fiscal 2013 and fiscal 2014, distinguishing between domestic and overseas sales and, with respect to overseas sales, showing the geographical areas in which such sales were made:

	Years ended March 31,				Increase (Decrease)
	2013		2014
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Japan	¥574,202	44.9	¥643,423	44.4	¥69,221	12.1
Asia	235,520	18.4	274,512	19.0	38,992	16.6
Europe	198,868	15.5	247,700	17.1	48,832	24.6
United States of America	215,032	16.8	217,230	15.0	2,198	1.0
Others	56,432	4.4	64,504	4.5	8,072	14.3

Net sales	¥1,280,054	100.0	¥1,447,369	100.0	¥167,315	13.1

Sales in Japan increased compared with fiscal 2013 due to an increase in the solar energy business primarily in the public and commercial sectors, as well as to the new contributions of Kyocera Circuit Solutions, Inc., which became a consolidated subsidiary of Kyocera.

Sales in Asia increased compared with fiscal 2013 due to an increase in sales in the Information Equipment Group and in the Electronic Device Group of products such as connectors and capacitors, as well as due to the effect of the yen’s depreciation.

Sales in Europe increased compared with fiscal 2013 due to an increase in sales in the Information Equipment Group and in the Electric Device Group and to the effect of the yen’s depreciation.

Sales in the United States of America increased slightly compared with fiscal 2013 due mainly to sales growth in the Information Equipment Group, despite a decline in sales of the Electric Device Group.

Sales in Others increased compared with fiscal 2013 due to an increase in sales in the Information Equipment Group and the Telecommunications Equipment Group.

Cost of Sales and Gross Profit

In fiscal 2014, cost of sales increased by ¥116,115 million, or 12.2%, to ¥1,068,465 million from ¥952,350 million in fiscal 2013. This is due mainly to the impact from the production activity of Kyocera Circuit Solutions, Inc., which became a consolidated subsidiary in October 2013, and in addition, due to the effect of the yen’s depreciation.

Raw material costs of ¥426,472 million accounted for 39.9% of total cost of sales in fiscal 2014, which increased by ¥41,963 million, or 10.9%, from ¥384,509 million in fiscal 2013. Labor costs of ¥196,244 million accounted for 18.4% of total cost of sales in fiscal 2014, which increased by ¥17,204 million, or 9.6%, from ¥179,040 million in fiscal 2013. Depreciation expense of ¥56,055 million accounted for 5.2% of total cost of sales in fiscal 2014, which increased by ¥1,841 million, or 3.4%, from ¥54,214 million in fiscal 2013.

As a result, gross profit in fiscal 2014 increased by ¥51,200 million, or 15.6%, to ¥378,904 million from ¥327,704 million in fiscal 2013. The gross profit ratio to net sales increased by 0.6 percentage points from 25.6% to 26.2%.

Selling, General & Administrative Expenses and Profit from Operations

In fiscal 2014, selling, general and administrative expenses increased by ¥7,544 million, or 3.0%, to ¥258,322 million from ¥250,778 million in fiscal 2013. The miscellaneous expenses increased due mainly to higher sales and the effect of the yen’s depreciation, on the other hand, ¥21,300 million of the environmental remediation charge at AVX Corporation was included in fiscal 2013.

The ratio of selling, general and administrative expenses to net sales was 17.9% in fiscal 2014, a decrease of 1.7 percentage points as compared with 19.6% in fiscal 2013.

Labor costs of ¥141,935 million accounted for 54.9% of total selling, general and administrative expenses in fiscal 2014, an increase of ¥15,244 million, or 12.0%, from ¥126,691 million in fiscal 2013. Sales promotion and advertising costs of ¥45,894 million accounted for 17.8% of total selling, general and administrative expenses in fiscal 2014, an increase of ¥7,648 million, or 20.0%, from ¥38,246 million in fiscal 2013. Depreciation expense of ¥13,633 million accounted for 5.3% of total selling, general and administrative expenses in fiscal 2014, a decrease of ¥253 million, or 1.8%, from ¥13,886 million in fiscal 2013.

As a result, profit from operations in fiscal 2014 decreased by ¥43,656 million, or 56.8%, to ¥120,582 million, compared with ¥76,926 million in fiscal 2013. The operating margin increased by 2.3 percentage points to 8.3% in fiscal 2014, compared with 6.0% in fiscal 2013.

Interest and Dividend Income

Interest and dividend income in fiscal 2014 increased by ¥3,506 million, or 23.9%, to ¥18,172 million, compared with ¥14,666 million in fiscal 2013. This was due mainly to an increase in dividend income from KDDI Corporation.

Interest Expense

Interest expense in fiscal 2014 increased by ¥55 million, or 2.9%, to ¥1,945 million, compared with ¥1,890 million in fiscal 2013. This was due mainly to the recording of the interest expense of the charge for an environmental remediation at AVX Corporation.

Foreign Currency Transaction

During fiscal 2014, the average exchange rate for the yen depreciated by ¥17, or 20.5%, against the U.S. dollar and by ¥27, or 25.2%, against the Euro, as compared with fiscal 2013. At March 31, 2014, the yen depreciated by ¥9, or 9.6%, against the U.S. dollar, and by ¥21, or 17.4%, against the Euro, as compared with March 31, 2013. Kyocera recorded foreign currency transaction gains of ¥5,108 million in fiscal 2014.

Kyocera typically enters into forward exchange contracts to minimize currency exchange risks on foreign currency denominated receivables and payables. Kyocera confines its use of forward exchange contracts for hedging its foreign exchange exposures, and does not utilize forward exchange contracts for trading purposes.

Gains and Losses from Investments

Gains on sales of securities in fiscal 2014 decreased by ¥1,667 million, or 36.7%, to ¥2,875 million, compared with ¥4,542 million in fiscal 2013.

Losses on impairment of securities in fiscal 2014 decreased by ¥620 million, or 85.0%, to ¥109 million, compared with ¥729 million in fiscal 2013.

Income before Income Taxes

Income before income taxes in fiscal 2014 increased by ¥44,905 million, or 44.3%, to ¥146,268 million compared with ¥101,363 million in fiscal 2013. Margin of income before income taxes against net sales increased by 2.2 percentage points to 10.1% compared with 7.9% in fiscal 2013.

Profit from operations increased significantly due to the effect of higher sales and efforts to enhance productivity. In addition, in fiscal 2013 an environmental remediation charge of ¥21,300 million was recorded at AVX Corporation. Income before income taxes increased due mainly to an increase of dividend income, in addition to an increase of profit from operations, compared with fiscal 2013. Income before income taxes after translation into the yen for fiscal 2014 was pushed up by approximately ¥29,000 million due to the impact of the yen’s depreciation against the U.S. dollar and the Euro compared with fiscal 2013.

Operating profit in the Components Business in fiscal 2014 increased by ¥46,483 million, or 89.6%, to ¥98,386 million, compared with ¥51,903 million in fiscal 2013. Operating profit in the Equipment Business in fiscal 2014 increased by ¥6,540 million, or 28.3%, to ¥29,630 million, compared with ¥23,090 million in fiscal 2013.

For a detail of income before income taxes, please refer to page 35, “Business Overview by Reporting Segment.”

Income Taxes

Current and deferred income taxes in fiscal 2014 increased by ¥17,242 million, or 50.7%, to ¥51,254 million, compared with ¥34,012 million in fiscal 2013.

The effective tax rate of 35.0% in fiscal 2014 was 1.4 percentage points higher than the effective rate of 33.6% in fiscal 2013. The increases were due mainly to the enactment of new Japanese tax rates in fiscal 2013, which decreased the statutory tax rates for temporary difference expected to be realized in fiscal 2015. The enactment resulted in the increase of income tax in fiscal 2014 due to the amounts of reversal related to deferred tax assets exceeding the amounts of reversal related to deferred tax liabilities. The effective tax rate of 35.0% in fiscal 2014 is lower than the Japanese statutory tax rate of 38.0% by 3.0 percentage points, due mainly to a decrease related to the difference in statutory tax rates of foreign subsidiaries.

Net Income Attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests in fiscal 2014 amounted to ¥6,258 million. Net income attributable to noncontrolling interests in fiscal 2014 increased by ¥5,380 million, or 612.8%, compared with ¥878 million in fiscal 2013. This mainly reflected that in fiscal 2013, AVX Corporation, which accounted for approximately 30% of noncontrolling ownership interests, posted net loss due mainly to the recording of an environmental remediation charge.

Business Overview by Reporting Segment

The following table shows a breakdown of Kyocera’s total consolidated net sales in fiscal 2013 and fiscal 2014 by the seven reporting segments:

	Years ended March 31,				Increase (Decrease)
	2013		2014
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥74,852	5.9	¥80,020	5.5	¥5,168	6.9
Semiconductor Parts Group	167,241	13.1	187,891	13.0	20,650	12.3
Applied Ceramic Products Group	211,439	16.5	272,795	18.9	61,356	29.0
Electronic Device Group	271,570	21.2	284,322	19.6	12,752	4.7

Total Components Business	725,102	56.7	825,028	57.0	99,926	13.8
Telecommunications Equipment Group	177,314	13.8	186,749	12.9	9,435	5.3
Information Equipment Group	250,534	19.6	307,848	21.3	57,314	22.9

Total Equipment Business	427,848	33.4	494,597	34.2	66,749	15.6
Others	159,902	12.5	173,137	11.9	13,235	8.3
Adjustments and eliminations	(32,798)	(2.6)	(45,393)	(3.1)	(12,595)	—

Net sales	¥1,280,054	100.0	¥1,447,369	100.0	¥167,315	13.1

The following table shows a breakdown of Kyocera’s total consolidated income before income taxes, and operating profit for fiscal 2013 and fiscal 2014 by the seven reporting segments:

	Years ended March 31,				Increase (Decrease)
	2013		2014
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥7,614	10.2	¥11,836	14.8	¥4,222	55.5
Semiconductor Parts Group	30,379	18.2	31,889	17.0	1,510	5.0
Applied Ceramic Products Group	17,924	8.5	33,501	12.3	15,577	86.9
Electronic Device Group	(4,014)	—	21,160	7.4	25,174	—

Total Components Business	51,903	7.2	98,386	11.9	46,483	89.6
Telecommunications Equipment Group	1,340	0.8	1,437	0.8	97	7.2
Information Equipment Group	21,750	8.7	28,193	9.2	6,443	29.6

Total Equipment Business	23,090	5.4	29,630	6.0	6,540	28.3
Others	10,542	6.6	6,276	3.6	(4,266)	(40.5)

Operating profit	85,535	6.7	134,292	9.3	48,757	57.0
Corporate gains and equity in losses of affiliates and an unconsolidated subsidiary	17,248	—	11,889	—	(5,359)	(31.1)
Adjustments and eliminations	(1,420)	—	87	—	1,507	—

Income before income taxes	¥101,363	7.9	¥146,268	10.1	¥44,905	44.3

*	% to net sales of each corresponding segment

(1) Fine Ceramic Parts Group

Sales in this reporting segment for fiscal 2014 increased by ¥5,168 million, or 6.9%, to ¥80,020 million, compared with ¥74,852 million in fiscal 2013. Despite a slump in demand for certain components used in digital consumer equipment, component demand grew steadily in the automotive related market and the industrial machinery market, including components for semiconductor processing equipment. The yen’s depreciation pushed up sales by approximately ¥6,500 million compared with fiscal 2013. These factors led to the overall increase in segment sales.

Operating profit for fiscal 2014 increased by ¥4,222 million, or 55.5%, to ¥11,836 million, compared with ¥7,614 million in fiscal 2013. The significant increase was due primarily to the effect of sales growth in core products, despite a decline in price, and cost reductions, while operating profit was also pushed up by approximately ¥2,500 million as a result of the yen’s depreciation and by approximately ¥1,500 million as a result of a decline in depreciation and R&D expenses.

(2) Semiconductor Parts Group

Sales in this reporting segment for fiscal 2014 increased by ¥20,650 million, or 12.3%, to ¥187,891 million, compared with ¥167,241 million in fiscal 2013. Demand increased for ceramic packages for smartphones, despite a decline in demand for packages used in digital cameras. Demand for organic packages for information and communications infrastructures increased, and sales from Kyocera Circuit Solutions, Inc., which became a consolidated subsidiary in October 2013, were newly included for a six-month period. The yen’s depreciation pushed up sales by approximately ¥20,000 million compared with fiscal 2013.

Operating profit for fiscal 2014 increased by ¥1,510 million, or 5.0%, to ¥31,889 million, compared with ¥30,379 million in fiscal 2013. Operating profit was pushed up by approximately ¥11,000 million due to sales growth and the effect of the yen’s depreciation, despite increased operating expenses resulting from a consolidation of Kyocera Circuit Solutions, Inc. and increased depreciation cost due to the start of operations at a new plant in Vietnam pushed operating profit down by approximately ¥10,000 million.

(3) Applied Ceramic Products Group

Sales in this reporting segment for fiscal 2014 increased by ¥61,356 million, or 29.0%, to ¥272,795 million, compared with ¥211,439 million in fiscal 2013, due to a significant increase in sales mainly in the solar energy business in the public and commercial sectors in Japan and cutting tool business in the automotive market. The yen’s depreciation pushed up sales by approximately ¥12,000 million compared with fiscal 2013.

Operating profit for fiscal 2014 increased by ¥15,577 million, or 86.9%, to ¥33,501 million, compared with ¥17,924 million in fiscal 2013. The significant increase was attributable to the fact that operating profit was pushed up by approximately ¥13,000 million due to the effect of sales growth, approximately ¥7,000 million due to cost reductions and other efforts, and approximately ¥3,000 million due to a decline in depreciation and R&D expenses, despite an increase of approximately ¥7,500 million in costs related primarily to the overseas procurement of raw materials caused by the yen’s depreciation.

(4) Electronic Device Group

Sales in this reporting segment for fiscal 2014 increased by ¥12,752 million, or 4.7%, to ¥284,322 million, compared with ¥271,570 million in fiscal 2013. Kyocera recorded a decline in sales of approximately ¥25,000 million due to the execution of structural reforms, predominantly to downsize the touch panel business for consumer equipment, and a decline in demand for components for digital cameras. Nonetheless, sales were pushed up by approximately ¥40,000 million compared with fiscal 2013 due to the yen’s depreciation and to a sales growth of capacitors and connectors for automobiles and smartphones.

Operating profit for fiscal 2014 improved by ¥25,174 million, to ¥21,160 million, compared with a loss of ¥4,014 million in fiscal 2013. In fiscal 2014. Kyocera recorded approximately ¥5,000 million in structural reform costs for the crystal component business, capacitor business and the downsizing of the touch panel business for consumer equipment, while operating profit increased due to the fact that ¥21,300 million was recorded in fiscal

2013 for an environmental remediation charge at AVX Corporation, a U.S. subsidiary. Operating profit was pushed up by approximately ¥8,000 million due to the effect of sales growth and the yen’s depreciation.

(5) Telecommunications Equipment Group

Sales in this reporting segment for fiscal 2014 increased by ¥9,435 million, or 5.3%, to ¥186,749 million, compared with ¥177,314 million in fiscal 2013. Sales volumes in Japan and overseas increased by approximately 15% compared with fiscal 2013 due to the vigorous introduction of new mobile phones in Japan and overseas coupled with efforts to acquire new large customers in the overseas market in fiscal 2014. The yen’s depreciation pushed up sales by approximately ¥13,000 million compared with fiscal 2013.

Operating profit for fiscal 2014 increased by ¥97 million, or 7.2%, to ¥1,437 million, compared with ¥1,340 million in fiscal 2013. Operating profit increased by approximately ¥2,500 million due to the effect of sales growth combined with a decline in depreciation and amortization costs, despite operating profit was pushed down by approximately ¥2,000 million due to an increase in costs mainly for materials procured overseas following the yen’s depreciation.

(6) Information Equipment Group

Sales in this reporting segment for fiscal 2014 increased by ¥57,314 million, or 22.9%, to ¥307,848 million, compared with ¥250,534 million in fiscal 2013. Sales increased due to an increase in sales volumes of multifunctional products in emerging countries and Europe through the launch of new products and marketing efforts aggressively. The yen’s depreciation pushed up sales by approximately ¥47,000 million compared with fiscal 2013.

Operating profit for fiscal 2014 increased by ¥6,443 million, or 29.6%, to ¥28,193 million, compared with ¥21,750 million in fiscal 2013. Although operating profit was pushed down by approximately ¥14,500 million due primarily to a decline in prices, an increase of sales promotion costs for the sales expansion activities, an increase in depreciation cost for the investment in capacity expansion and an increase in R&D expenses for the development of new products, operating profit was pushed up by approximately ¥16,000 million due to the effect of the yen’s depreciation and by approximately ¥5,000 million due to the sales growth. These factors resulted in an overall increase in operating profit.

(7) Others

Sales in this reporting segment for fiscal 2014 increased by ¥13,235 million, or 8.3%, to ¥173,137 million, compared with ¥159,902 million in fiscal 2013. Sales at Kyocera Communication Systems Co., Ltd. grew by approximately ¥5,500 million due mainly to an increase in demand for the construction of solar power plants. In addition, sales at Kyocera Chemical Corporation and other subsidiaries increased compared with fiscal 2013. The yen’s depreciation pushed up sales by approximately ¥1,500 million compared with fiscal 2013.

Operating profit for fiscal 2014 decreased by ¥4,266 million, or 40.5%, to ¥6,276 million, compared with ¥10,542 million in fiscal 2013. The decrease was due mainly to an increase by approximately ¥5,500 million in R&D expenses for developing new key technologies and products and to an increase by approximately ¥1,000 million in depreciation and amortization costs compared with fiscal 2013, despite operating profit was pushed up by ¥2,000 million due to the sales growth and by ¥500 million due to the effect of the yen’s depreciation.

(8) Corporate gains and equity in losses of affiliates and an unconsolidated subsidiary

Corporate income and losses mainly constitute gains or losses related to financial assets, and income related to management supporting service provided by Kyocera’s head office to each reporting segment. The income decreased by ¥5,359 million, or 31.1%, to ¥11,889 million compared with ¥17,248 million in fiscal 2013. This was mainly due to a decrease of income related to management supporting service by ¥8,105 million, which was partially offset by an increase of ¥2,577 million in dividend income from KDDI Corporation, compared with fiscal 2013.

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

For details regarding net sales, please refer to page 42, “Business Overview by Reporting Segment.”

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

Labor costs of ¥126,691 million accounted for 50.5% of total selling, general and administrative expenses in fiscal 2013, an increase of ¥11,433 million, or 9.9%, from ¥115,258 million in fiscal 2012. Sales promotion and advertising costs of ¥38,246 million accounted for 15.3% of total selling, general and administrative expenses in fiscal 2013, an increase of ¥3,474 million, or 10.0%, from ¥34,772 million in fiscal 2012. Depreciation expense of ¥13,886 million accounted for 5.5% of total selling, general and administrative expenses in fiscal 2013, an increase of ¥96 million, or 0.7%, from ¥13,790 million in fiscal 2012.

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

Foreign Currency Transaction

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

Kyocera recognized inventory write-downs of ¥11,507 million in fiscal 2013 and ¥7,256 million in fiscal 2014, which were due mainly to the Telecommunications Equipment Group. Kyocera recorded these write-downs to adjust the carrying amount to market value due to decreases in sales price arising from short lives of products or rapidly worsening market conditions. If the market conditions or demand for the products are less favorable than Kyocera’s projections, additional write-downs may be required.

The amounts of these inventory write-downs by reporting segments appear in Note 17 to the Consolidated Financial Statements included in this annual report on Form 20-F.

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

Kyocera recognized losses on impairment of debt and equity securities of ¥729 million and ¥109 million in fiscal 2013 and 2014, respectively.

Kyocera is currently a major shareholder of KDDI Corporation. The price fluctuation of the shares of KDDI Corporation may affect Kyocera’s financial conditions. The unrealized gain on the shares of KDDI Corporation held by Kyocera at March 31, 2014 had increased by ¥241,212 million, or 124.2%, to ¥435,428 million compared with that of ¥194,216 million at March 31, 2013, due to a fluctuation of the market price of the shares of KDDI Corporation. For detailed information on the gross unrealized gain or loss, see Note 3 to the Consolidated Financial Statements in this annual report on Form 20-F.

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

The fair value of the Telecommunications Equipment Group reporting unit (which includes goodwill of ¥18,456 million in its carrying amount as of March 31, 2014) exceeded its carrying amount by 17.9% as of January 1, 2014. However, there is a significant future impairment risk to goodwill if the future net cash flows of the Telecommunications Equipment Group are adversely affected by future market conditions or increased negative operating results or changes to key assumptions including the discount rate applied.

The goodwill of ¥5,706 million which Kyocera acquired during the year ended March 31, 2014 was mainly based on the acquisition of the common stock of Kyocera Circuit Solutions, Inc., included in the Semiconductor Parts Group.

For detailed information of these acquisitions, see Note 2 and 9 to the Consolidated Financial Statements in this annual report on Form 20-F.

Deferred Tax Assets

Kyocera records deferred tax assets with valuation allowances to adjust their carrying amounts when it believes that it is more likely than not that the assets will not be realized. The valuation of deferred tax assets principally depends on the estimation of future taxable income and feasible tax planning strategies. If future taxable income is lower than expected due to future market conditions or poor operating results, significant adjustments to deferred tax assets may be required. At March 31, 2014, deferred tax assets amounted to ¥102,327 million, which Kyocera considers will more likely than not be realized in the future. This estimate is reasonable when compared with the amounts of income from continuing operations before income taxes and income taxes in fiscal 2014.

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

Effect on projected benefit obligations as of March 31, 2014
(Yen in millions)
Discount rates:
0.25% decrease	¥5,455
0.25% increase	(5,148)

Effect on income before income taxes for the year ending March 31, 2015
(Yen in millions)
Discount rates:
0.25% decrease	¥(61)
0.25% increase	59
Expected rate of return on plan assets:
0.25% decrease	(383)
0.25% increase	383

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

At March 31, 2014, gross unrecognized tax benefits amounted to ¥4,804 million. Kyocera does not anticipate the final resolution of procedures to have a material impact on the consolidated statements of income in the future.

Recently Adopted Accounting Standards

On April 1, 2013, Kyocera adopted the Financial Accounting Standard Board (FASB)‘s Accounting Standards Update (ASU) No. 2011-10, “Derecognition of in Substance Real Estate—a Scope Clarification.” This accounting standard requires the reporting entity to apply the guidance in ASC 360-20, “Property, Plant, and Equipment—Real Estate Sales” to determine whether it should derecognize the in substance real estate when a parent ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s nonrecourse debt. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On April 1, 2013, Kyocera adopted the FASB’s ASU No. 2011-11, “Disclosures about Offsetting Assets and Liabilities” and ASU 2013-01, “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.” ASU No. 2011-11 requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. ASU 2013-01 clarifies that the scope of ASU No. 2011-11 applies to derivatives accounted for in accordance with ASC 815, “Derivatives and Hedging” including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with ASC 210-20-45, “Balance Sheet—Offsetting—Other Presentation Matters” or ASC 815-10-45, “Derivatives and Hedging—Overall—Other Presentation Matters” or subject to an enforceable master netting arrangement or similar agreement. As these accounting standards are provisions for disclosure, the adoption of these accounting standards did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On April 1, 2013, Kyocera adopted the FASB’s ASU No. 2012-02, “Testing Indefinite-Lived Intangible Assets for Impairment.” This accounting standard permits an entity to first assess qualitative factors to determine whether it is more likely than not that the indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the impairment test. An entity is not required to calculate the fair value of the indefinite-lived intangible asset unless the entity determines that it is more likely than not that the indefinite-lived intangible asset is impaired. As this accounting standard did not actually change how the impairment would be calculated, the adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On April 1, 2013, Kyocera adopted the FASB’s ASU No. 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” This accounting standard requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, this accounting standard requires an entity to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, this accounting standard required an entity to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. As this accounting standard is a provision for disclosure, the adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On July 17, 2013, Kyocera adopted the FASB’s ASU No. 2013-10, “Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes.” This accounting standard permits an entity to use the Fed Funds Effective Swap Rate (Overnight Index Swap Rate) as a U.S. benchmark interest rate for hedge accounting purposes under ASC 815, “Derivatives and Hedging,” in addition to the interest rates on direct Treasury obligations of the U.S. government and the London Interbank Offered Rate. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

Recently Issued Accounting Standards

In July 2013, the FASB issued ASU No. 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” This accounting standard requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward in the financial statements. This accounting standard will be effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of this accounting standard is not expected to have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In April 2014, the FASB issued ASU No. 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” This accounting standard changes the requirements for reporting discontinued operations in ASC 205-20, “Presentation of Financial Statements—Discontinued Operations.” A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. This accounting standard also requires an entity to provide disclosures about a disposal of an individually significant component of an entity that does not qualify for discontinued operations presentation in the financial statements. This accounting standard will be effective for All disposals (or classifications as held for sale) of components of an entity that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. As this accounting standard is a provision for disclosure, the adoption of this accounting standard is not expected to have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers.” This accounting standard requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This accounting standard also requires an entity to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Qualitative and quantitative information is required about:

1. Contracts with customers—including revenue and impairments recognized, disaggregation of revenue, and information about contract balances and performance obligations (including the transaction price allocated to the remaining performance obligations)

2. Significant judgments and changes in judgments—determining the timing of satisfaction of performance obligations (over time or at a point in time), and determining the transaction price and amounts allocated to performance obligations

3. Assets recognized from the costs to obtain or fulfill a contract.

This accounting standard will be effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Kyocera is currently evaluating the impact that this accounting standard will have on Kyocera’s consolidated results of operations, financial position and cash flows.

In June 2014, the FASB issued ASU No. 2014-10, “Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation.” This accounting standard removes the definition of a development stage entity from the Master Glossary of the Accounting Standards Codification, thereby removing the financial reporting distinction between development stage entities and other reporting entities from U.S. GAAP. This accounting standard also eliminates an exception provided to development stage entities in ASC 810, “Consolidation,” for determining whether an entity is a variable interest entity on the basis of the amount of investment equity that is at risk. This accounting standard will be effective retrospectively for annual reporting periods beginning after December 15, 2015, and interim periods therein. The adoption of this accounting standard is not expected to have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

B. Liquidity and Capital Resources

Capital Resources

Kyocera’s net cash provided by operating activities in fiscal 2014 was ¥149,141 million, and cash and cash equivalents at March 31, 2014 were ¥335,174 million. In addition, Kyocera also held significant amount of highly-liquid financial assets. Based on those facts, Kyocera does not expect to face any liquidity issue in the foreseeable future. In the short term, Kyocera expects cash demands for working capital and funds for capital expenditures required for the expansion of operations, contribution to pension plans and payments of dividends to shareholders. Kyocera’s primary source of short-term liquidity is cash generated by operations. Certain subsidiaries also generate capital in the form of loans from financial institutions. At March 31, 2014, Kyocera’s short-term borrowings and long-term debt including current portion totaled ¥35,890 million. The ratio to total assets of 1.4% continues to reflect a low level of dependence. Most borrowings were denominated in the Euro, the Japanese yen and the U.S. dollar, but certain borrowings were denominated in other foreign currencies. Details of these borrowings are described in “Tabular Disclosure of Contractual Obligations,” which also includes the information regarding obligations for the acquisition or construction of property, plant and equipment.

Capital expenditures in fiscal 2014 decreased by ¥77 million, or 0.1%, to ¥56,611 million compared with ¥56,688 million in fiscal 2013. In fiscal 2014, although Kyocera constructed new production bases both domestically and internationally and capital expenditures were increased to enforce our production capacity in the Semiconductor Parts Group, capital expenditures were reduced in the Electronic Device Group. As a result, capital expenditures in fiscal 2014 were almost the same as in fiscal 2013. R&D expenses in fiscal 2014 increased by ¥1,311 million, or 2.8%, to ¥48,830 million compared with ¥47,519 million in fiscal 2013. Almost all capital and R&D expenditures were funded by using cash at hand.

During fiscal 2015, Kyocera expects total capital expenditures to be approximately ¥64,000 million and total R&D expenses to be approximately ¥54,000 million. Kyocera expects that total capital expenditures will increase due mainly to capital expenditures in the Semiconductor Parts Group and the Information Equipment Group conducted in order to expand their production capacity. Kyocera also expects that R&D expenses will increase compared with fiscal 2014. Kyocera will promote R&D of new products in order to expand the business. Nearly all capital and R&D expenditures will be funded by using cash on hand. Kyocera intends to maintain the proportion of capital and R&D expenditures to sales in fiscal 2015 at almost as same level as in fiscal 2014. Kyocera believes that it needs to invest its resources continuously in the development of new business areas and enhancement of technology in order to create new products and commercialize advanced technologies, and thereby secure future earnings streams.

Kyocera contributed ¥15,733 million to its benefit pension plans in fiscal 2014 and Kyocera expects to contribute ¥12,045 million to its benefit pension plans in fiscal 2015. At March 31, 2014, Kyocera’s funded status of its benefit pension plans ensured the sources of funds sufficient to cover the pension benefits paid to participants and beneficiaries, and large amounts of additional contributions are not considered to be necessary. Kyocera expects contributions to pension plan assets will be made by using cash at hand.

As described in Item 5.A. “Operating Results” of this annual report on Form 20-F, in accordance with the terms of the financial settlement with the U.S. governments regarding the environmental remedial actions at New Bedford Harbor in the Commonwealth of Massachusetts, AVX Corporation, a U.S. based subsidiary, paid ¥24,749 million of environmental remediation charges plus accrued interest to the U.S. governments by using its cash at hand during the year ended March 31, 2014, and it is obligated to pay ¥12,575 million plus accrued interest on or before September 21, 2015.

In fiscal 2014, Kyocera Corporation paid cash dividends totaling ¥25,681 million, at ¥140 per share. Kyocera Corporation received approval at the general meeting of shareholders held on June 26, 2014 for the payment of year-end dividends totaling ¥14,675 million, or ¥40 per share, on June 27, 2014 to all shareholders of record on March 31, 2014.

As described in Note 2 to the Consolidated Financial Statements, Kyocera made several acquisitions of businesses, of which costs, net cash aquired, were ¥15,975 million in fiscal 2014. Such acquisition costs were all funded by using cash in hand.

At March 31, 2014, Kyocera’s working capital totaled ¥1,039,984 million, an increase of ¥98,231 million, or 10.4%, compared with ¥941,753 million at March 31, 2013. Our working capital requirements, capital expenditures, debt repayments and other obligations were funded by using cash at hand.

Undistributed earnings of foreign subsidiaries which are intended to be reinvested indefinitely amounted to ¥282,556 million as of March 31, 2014. Accordingly, cash and cash equivalents and investments in securities amounts held by Kyocera’s foreign subsidiaries, totaling ¥232,649 million as of March 31, 2014, are not intended to be used as dividend distributions to Kyocera for use in Japan at present. Kyocera currently believes it does not need the cash and investments held by its foreign subsidiaries to be repatriated back to Japan at least in fiscal 2015 as it has adequate liquidity within Japan to support its Japanese operations.

Kyocera believes cash at hand will be sufficient to fund all cash requirements outlined above during fiscal 2015. Consequently, Kyocera does not currently intend to use any other external financing sources that might affect its credit agency ratings. If cash generated by operations are insufficient for funding purposes, Kyocera retains other financing options, including external sources, such as short-term borrowings or long-term debts, as well as financing directly in the capital markets through issuances of debt or equity securities. As evidenced by equity to assets ratio of 72.5% at March 31, 2014, Kyocera maintains a strong financial position, which leads Kyocera to believe that any capital requirements could be secured from external sources at a relatively low cost. Kyocera also maintains good business relationships with several major financial institutions.

Any future significant deterioration in market demand for Kyocera’s products, or a slump in product prices to levels substantially below those projected by Kyocera, could adversely affect Kyocera’s operating results and financial condition, possibly resulting in reduced liquidity.

Cash flows

Fiscal 2014 compared with Fiscal 2013

The following table shows a summary of Kyocera’s cash flows for fiscal 2013 and fiscal 2014:

	Years ended March 31,
	2013	2014
	Amount	Amount
	(Yen in millions)
Cash flows from operating activities	¥109,489	¥149,141
Cash flows from investing activities	(66,142)	(101,141)
Cash flows from financing activities	(31,431)	(32,805)
Effect of exchange rate changes on cash and cash equivalents	20,250	14,525
Net increase in cash and cash equivalents	32,166	29,720
Cash and cash equivalents at beginning of year	273,288	305,454
Cash and cash equivalents at end of year	¥305,454	¥335,174

Net cash provided by operating activities for fiscal 2014 increased by ¥39,652 million, or 36.2%, to ¥149,141 million from ¥109,489 million for fiscal 2013. This was due mainly because an increase in net income and cash flow adjustment related to receivables exceeded cash flow adjustments related to other current and non-current liabilities.

Net cash used in investing activities for fiscal 2014 increased by ¥34,999 million, or 52.9%, to ¥101,141 million from ¥66,142 million for fiscal 2013. This was due mainly because increases in cash used in purchases of held-to-maturity securities exceeded decreases in cash used in acquisitions of time deposits and certificate of deposits.

Net cash used in financing activities for fiscal 2014 increased by ¥1,374 million, or 4.4%, to ¥32,805 million from ¥31,431 million for fiscal 2013. This was due mainly to increases in dividend paid, which exceeded decreases in payments of short-term borrowings and increases in proceeds from issuance of long-term debt.

An increase in the effect of exchange rate changes on cash and cash equivalents of ¥14,525 million was due mainly to the yen’s depreciation against the Euro and the U.S. dollar between March 31, 2013 and March 31, 2014.

Cash and cash equivalents at March 31, 2014 totaled ¥335,174 million, an increase of ¥29,720 million, or 9.7%, from those of ¥305,454 million at March 31, 2013. Most of Kyocera’s cash and cash equivalents were denominated in the yen but certain cash and cash equivalents, mainly in overseas subsidiaries, were denominated in foreign currencies, such as the U.S. dollar.

Fiscal 2013 compared with Fiscal 2012

The following table shows a summary of Kyocera’s cash flows for fiscal 2012 and fiscal 2013:

	Years ended March 31,
	2012	2013
	Amount	Amount
	(Yen in millions)
Cash flows from operating activities	¥109,065	¥109,489
Cash flows from investing activities	(56,051)	(66,142)
Cash flows from financing activities	(50,769)	(31,431)
Effect of exchange rate changes on cash and cash equivalents	(2,428)	20,250
Net increase (decrease) in cash and cash equivalents	(183)	32,166
Cash and cash equivalents at beginning of year	273,471	273,288
Cash and cash equivalents at end of year	¥273,288	¥305,454

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

Assets, Liabilities and Equity

Kyocera’s total assets at March 31, 2014 increased by ¥353,851 million, or 15.5% to ¥2,636,704 million, compared with ¥2,282,853 million at March 31, 2013.

Cash and cash equivalents increased by ¥29,720 million, or 9.7%, to ¥335,174 million, due mainly to withdrawal of certificate deposits and increases from net cash gained by operating activities.

Short-term investments in debt and equity securities increased by ¥72,007 million, or 164.1%, to ¥115,900 million due mainly to the purchases of securities.

Other short-term investments decreased by ¥19,512 million, or 10.8%, to ¥160,331 million, due mainly to withdrawal of time deposits at Kyocera Corporation.

Inventories increased by ¥39,352 million, or 13.3%, to ¥335,802 million, due mainly to increases in orders in solar energy business.

Long-term investments in debt and equity securities increased by ¥231,722 million or, 45.8%, to ¥738,212 million, due mainly to increases in the market value of the shares of KDDI Corporation and other equity securities at March 31, 2014 compared with March 31, 2013.

Total property, plant and equipment at cost, net of accumulated depreciation, increased by ¥1,733 million, or 0.6%, to ¥270,557 million. Capital expenditure in fiscal 2014 was ¥56,611 million, and depreciation was ¥65,760 million.

Goodwill increased by ¥13,207 million, or 12.8%, to ¥116,632 million, due mainly to the acquisition of common stock of Kyocera Circuit Solutions, Inc., and the effect of the yen’s depreciation.

Kyocera’s total liabilities at March 31, 2014 increased by ¥81,567 million, or 14.4%, to ¥649,478 million, compared with ¥567,911 million at March 31, 2013.

Trade notes and accounts payable increased by ¥11,175 million, or 10.0%, to ¥122,424 million, due mainly to an increase in purchases in line with an increase in sales compared with March 31, 2013.

Deferred taxes liabilities increased by ¥89,725 million or, 61.4%, to ¥235,954 million, due mainly to increases in the market value of the shares of KDDI Corporation and other equity securities at March 31, 2014 compared with March 31, 2013.

Total equity at March 31, 2014 increased by ¥272,284 million, or 15.9%, to ¥1,987,226 million, compared with ¥1,714,942 million at March 31, 2013.

Retained earnings at March 31, 2014 increased by ¥47,272 million, or 3.5%, due to a net income for fiscal 2014 of ¥88,756 million offset by cash dividend payments of ¥25,681 million and retirement of treasury stock of ¥15,803 million.

Accumulated other comprehensive income increased by ¥200,825 million, or 400.5%, to ¥250,963 million. Net unrealized gains on securities increased by ¥158,535 million, or 117.2%, due mainly to increases in market values of the shares of KDDI Corporation and other equity securities at March 31, 2014 compared with March 31, 2013.

Foreign currency translation adjustments increased by ¥40,168 million to a loss of ¥(21,459) million, due mainly to the effect of the yen’s depreciation.

Kyocera Corporation shareholders’ equity ratio at March 31, 2014 was 72.5%, increased by 0.4 percentage points compared with 72.1% at March 31, 2013.

Noncontrolling interests in subsidiaries, principally AVX Corporation, increased by ¥8,358 million, or 12.2%, to ¥77,143 million, compared with ¥68,785 million at March 31, 2013.

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

(1) Fine Ceramic Parts Group

In this reporting segment, we are working to develop new products in a wide range of markets by leveraging fine ceramic materials technology, processing technology and design technology that we have accumulated since our earliest days. In the industrial machinery market, we are strengthening the development of parts for next-generation semiconductor fabrication equipment, which includes increasing the size of silicon wafers, parts for the environment and energy market such as fuel cells and LED-related products, which have increased demand for lighting systems.

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

In the digital consumer equipment market, including smartphones and TVs, we are strengthening the development in particular of Smart Sonic Receiver and Smart Sonic Sound technologies that make maximum use of the exceptional piezoelectric properties of ceramics, and are progressing with market cultivation.

(2) Semiconductor Parts Group

In the digital consumer equipment market, needs are continuing to grow for products such as smartphones that are more multifunctional as well as smaller and thinner. In line with this, electronic components used in such equipment are getting smaller while semiconductors are becoming more refined. In the information and communications network market, there is demand for the creation of fast, large-capacity infrastructure. In order to respond to these market trends and to expand the business, Kyocera is working to develop new high-value-added products that leverage our own unique material, design and layering technologies. Specifically, in the ceramic packages and substrates business we are working on the development of high-strength, high-rigidity ultra-small and thin ceramic packages that employ micro wiring as well as ceramic packages for optical communications that are capable of higher frequency.

In the organic multilayer package and board business, we are strengthening the development of fine-pitch, thin, highly precise flip-chip packages and module substrates as well as a board that can handle high frequencies and component-embedded boards.

(3) Applied Ceramic Products Group

In the solar energy business, we are working to further improve the conversion efficiency of multicrytalline and monocrystalline silicon solar cells as well as the output of modules. We are also striving to develop other types of solar cells. In addition, we are focusing on the development of peripheral equipment for solar cells, including a power conditioner that converts generated electricity for use in the home and the office, a power storage system that can store generated electricity, and energy management systems, which control energy efficiently.

In the cutting tool business, we are pushing ahead with the development of high-quality and high-precision products that contribute to increased productivity for users and that are employed in a wide array of markets such as the automotive and industrial machinery markets.

(4) Electronic Device Group

Kyocera is developing various components and devices, including small, thin ceramic capacitors and modules, crystal related products, and fine-pitch, low-profile connectors for use in mobile equipment such as smartphones and tablet PCs, which are getting more multifunctional and require smaller components. In addition, we are pushing ahead with the development of high-voltage ceramic capacitors for the industrial equipment market and high-voltage and high-current connectors for the automotive market.

In liquid crystal display related products, we are developing high-value-added products that include TFT liquid crystal displays, which feature a touch panel and cover glass, for use in the automotive and industrial equipment markets. Additionally, we are developing high-speed, high-image quality inkjet printheads mainly for the commercial printing market.

(5) Telecommunications Equipment Group

Kyocera is strengthening the development of high-value-added terminals that realize differentiation in user interface for equipment by leveraging our unique component technology in addition to slim design, dust prevention design and shock-resistant design that we have amassed in-house. We are also working to reduce development time and increase efficiency by promoting the use of platforms for terminal development. Additionally, we are developing Machine-to-Machine (M2M) modules, where we expect demand to increase in various fields that include telematics and smart grids in addition to the terminal business.

(6) Information Equipment Group

In the hardware business, we are developing printers and multifunctional products that have exceptional economic efficiency and environmental performance. We are also conducting research and development to extend the life of the photoconductor drum and into a processing system that maintains high image quality over a long period, while striving to develop equipment that realizes low power consumption. In addition, we are pushing ahead with the development of products that meet diverse needs and with the standardization of core components in order to further lower costs.

In the solution services field, where demand is growing, we are accelerating the development of various applications capable of connecting with the outside environment such as mobile equipment and cloud systems as well as the development of new technologies that include the creation of a system for the global development of management document services that optimize and provide continuous support to users’ document environments.

(7) Others

Kyocera Communication Systems Co., Ltd. is working on development in a wide range of areas from infrastructure to software in various industries, including energy management systems and information security software, in addition to meeting needs for the collection, storage and analysis of big data, a field with growing demand on account of the expansion of the market in cloud computing and mobile telecommunications.

Kyocera Chemical Corporation is working on the synthesis of new materials and the development of new material compounding technologies to meet needs for a large variety of enhanced functionality in digital-component-related materials and automotive-related materials, mainly semiconductors. Such functionality includes electrical properties such as insulating reliability, thermal hardening, photo-reactivity, and shape and stress stability.

R&D expenses by reporting segment are as follows.

	Years ended March 31,			Increase (Decrease)
	2012	2013	2014
	Amount	Amount	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥2,943	¥2,878	¥2,553	(11.3)
Semiconductor Parts Group	2,551	2,353	2,206	(6.2)
Applied Ceramic Products Group	5,010	5,778	4,292	(25.7)
Electronic Device Group	5,852	8,058	6,351	(21.2)

Total Components Business	16,356	19,067	15,402	(19.2)
Telecommunications Equipment Group	4,431	4,445	4,294	(3.4)
Information Equipment Group	17,813	18,373	20,357	10.8

Total Equipment Business	22,244	22,818	24,651	8.0
Others	6,959	5,634	8,777	55.8

R&D expenses	¥45,559	¥47,519	¥48,830	2.8

% to net sales	3.8%	3.7%	3.4%

We have a variety of patents in Japan and other countries, and we hold licenses for the use of patents from others. Details are set forth in “Patents and Licenses” included in Item 4.B. “Business Overview” in this annual report on Form 20-F.

D. Trend Information

In fiscal 2014, demand for conventional mobile phone handsets, PCs and digital cameras declined, however, the shipment volume of smartphones and tablet PCs increased significantly compared with fiscal 2013.

In the automotive market, sales volume increased steadily, particularly in China and the United States. In the solar energy market, global demand expanded more than 30% compared with fiscal 2013 due to remarkable growth in Japan, the United States and China, despite of shrinking of the European market.

Information equipment market including printers and multifunctional products expanded steadily.

In fiscal 2015, we expect production activities to expand in the digital consumer equipment market primarily on the back of new product introductions of smartphones and tablet PCs.

In the automotive market, the production volume of automobiles is projected to expand primarily in Asia. In addition, component demand is expected to increase due to growing demand for enhanced safety and environmental preservation resulting from various laws and regulations coupled with the increased use of electrical equipment inside vehicles.

The global solar energy market in fiscal 2015 is forecasted to achieve double-digit growth compared with fiscal 2014, supported by growth in the U.S. and the Asian markets, despite slowing growth in Japan.

In the information equipment market, the sales volume of printers and multifunctional products is expected to expand steadily due to an increase in demand in emerging countries.

E. Off-Balance Sheet Arrangements

Refer to Note 13 in the Consolidated Financial Statements included in this annual report on Form 20-F.

As a part of our ongoing business, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F. Tabular Disclosure of Contractual Obligations

The following table provides information about Kyocera’s contractual obligations and other commercial commitments that will affect Kyocera’s liquidity for the next several years, as of March 31, 2014. Kyocera anticipates that the funds required to fulfill these debt obligations and commitments will be cash at hand.

Contractual obligations	Less than 1 year	2-3 years	4-5 years	Thereafter	Total
	(Yen in millions)
Short-term borrowings	¥4,064	¥—	¥—	¥—	¥4,064
Interest payments for short-term borrowings*	48	—	—	—	48
Long-term debt (including due within one year)	12,360	14,324	4,793	349	31,826
Interest payments for long-term debt*	1,116	1,038	199	7	2,360
Supply agreement material used in operation	7,050	61,121	63,862	78,766	210,799
Operating leases	5,991	6,015	2,892	2,273	17,171
Obligations for the acquisition or construction of property, plant and equipment	6,483	19	0	—	6,502

Total contractual obligations	¥37,112	¥82,517	¥71,746	¥81,395	¥272,770

*	For Kyocera’s variable interest rate of borrowings and debt, Kyocera utilized the rates in effect as of March 31, 2014 when estimating schedule of interest payments.

In addition to contractual obligations shown in the above tables, Kyocera forecasts to contribute ¥12,045 million to its defined benefit pension plans in fiscal 2015. Kyocera recorded liabilities of ¥4,804 million for gross unrecognized tax benefits in accordance with FASB’s ASC 740, “Income Taxes” at March 31, 2014, which are not included in the above table because we are unable to make reasonable estimates of the period of settlements. For detailed information, see Note 15 to the Consolidated Financial Statements in this annual report on Form 20-F.

As to the liability recorded by AVX Corporation for environmental remediation in New Bedford Harbor, Massachusetts in the U.S., please refer to “Financial settlement between AVX Corporation and the United States and the Commonwealth of Massachusetts regarding the New Bedford Harbor Superfund Site” in Item 5.A. “Operating Results” of this annual report on Form 20-F on page 29.

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

The following table shows Kyocera’s Directors and Audit & Supervisory Board Members as of June 26, 2014.

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

Tetsuo Kuba has served as a Representative Director and Chairman of Kyocera Corporation since 2013. He became an Executive Officer in 2003, a Managing Executive Officer in 2005, a Senior Managing Executive Officer in 2007, a Director in 2008 and a Representative Director and President in 2009. He joined Kyocera Corporation in 1982 and has served as the Chairman of the Board of Directors of Kyocera Management Consulting Service (Shanghai) Co., Ltd., the Representative Director and Chairman of Kyoto Purple Sanga Co., Ltd., the Representative Director and Chairman of Kyocera SLC Technologies Corporation, the Representative Director and Chairman of Kyocera Crystal Device Corporation, the Representative Director and Chairman of Kyocera Display Corporation, the Representative Director and Chairman of Kyocera Document Solutions Inc, the Representative Director and Chairman of Kyocera Chemical Corporation, the Representative Director and Chairman of Kyocera Optec Co., Ltd., the Representative Director and Chairman of Kyocera Realty Development Co., Ltd. and the Representative Director and Chairman of Kyocera Circuit Solutions, Inc.

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

Goro Yamaguchi has served as a Representative Director and President of Kyocera Corporation since 2013. He became an Executive Officer in 2003, a Senior Executive Officer in 2005 and a Managing Executive Officer in 2009. He joined Kyocera Corporation in 1978 and has served as the Representative Director and Chairman and President in Kyocera Korea Co., Ltd., the Chairman of the Board of Directors of Kyocera (China) Sales & Trading Corporation, the Chairman of the Board of Directors of Shanghai Kyocera Electronics Co., Ltd., the Chairman of the Board of Directors of Dongguan Shilong Kyocera Co., Ltd. and the Authorized Representative and Chairman of Kyocera Vietnam Co., Ltd.

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

Ken Ishii has served as a Director of Kyocera Corporation since 2012. He became an Executive Officer in 2009 and a Senior Executive Officer in 2011. He joined Kyocera Corporation in 1977 and has served as a Managing Executive Officer, the General Manager of Corporate Cutting Tool Group, the Representative Director and Chairman and President of Kyocera Precision Tools Korea Co., Ltd. and the Chairman of the Board of Directors of Kyocera Precision Tools (ZHUHAI) Co., Ltd.

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

Yoji Date has served as a Director of Kyocera Corporation since 2013. He became an Executive Officer in 2012. He joined Kyocera Corporation in 1979 and has served as a Managing Executive Officer, and the Representative Director and President of Kyocera Connector Products Corporation.

John S. Gilbertson has served as a Director of Kyocera Corporation since 1995. He became a Director in 1995 and a Managing Director in 1999. He joined AVX Corporation in 1981 and has served as a Director, the Chairman and Chief Executive Officer of AVX Corporation.

John S. Rigby has served as a Director of Kyocera Corporation since 2012. He became an Executive Officer in 2005. He joined Kyocera International, Inc. in 1981 and has served as the Director and President of Kyocera International, Inc.

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

Osamu Nishieda has served as an Audit & Supervisory Board Member of Kyocera Corporation since 1993. He has served as an In-House Counsel of Kyocera Corporation.

Yoshinori Yasuda has served as an Audit & Supervisory Board Member of Kyocera Corporation since 2012. He has served as a Visiting Professor at Reitaku University, a Member of the Royal Swedish Academy of Sciences, a Senior Fellow at the Tokyo Foundation, a Professor Emiritus at International Research Center for Japanese Studies, a Professor Emeritus at Graduate University for Advanced Studies and the Director of Research Center for Pan-Pacific Civilizations, Ritsumeikan University.

Nichimu Inada has served as an Audit & Supervisory Board Member of Kyocera Corporation since 2012. He has served as the Representative Director and President of Family Inada Co., Ltd., the Chairman of the Japan Home-Health Apparatus Industrial Association and the Executive Director of the Japan Federation of Medical Devices Associations.

Yasunari Koyano has served as an Audit & Supervisory Board Member of Kyocera Corporation since 2013. He has served as the Representative Lawyer of Koyano LPC.

Kyocera adopts an “executive officer system,” which aims to establish corporate governance appropriate for a global corporation together with a decision making system responsive to the business environment and to train the next generation of senior executives.

The following table shows Kyocera’s Executive Officers as of June 26, 2014.

Name	Position
Goro Yamaguchi	Executive Officer and President
Katsumi Komaguchi	Senior Managing Executive Officer (Representative Director and President of Kyocera Document Solutions Inc.)
Yasuyuki Yamamoto	Senior Managing Executive Officer (General Manager of Corporate Communication Equipment Group)
Ken Ishii	Managing Executive Officer (General Manager of Corporate Cutting Tool Group)
Yoshihito Ohta	Managing Executive Officer (General Manager of Corporate General Affairs Group)
Shoichi Aoki	Managing Executive Officer (General Manager of Corporate Financial and Accounting Group)
Hiroshi Fure	Managing Executive Officer (General Manager of Corporate Automotive Components Group)

Name	Position
Yoji Date	Managing Executive Officer (Representative Director and President of Kyocera Connector Products Corporation)
Nobuo Kitamura	Senior Executive Officer (General Manager of Corporate Solar Energy Group)
Yoshiharu Nakamura	Senior Executive Officer (President of Dongguan Shilong Kyocera Co., Ltd.)
Junichi Jinno	Senior Executive Officer (General Manager of Corporate Legal and Intellectual Property Group)
Setsuo Sasaki	Executive Officer (Representative Director and President of Kyocera Communication Systems Co., Ltd.)
Kazuyuki Nada	Executive Officer (Representative Director and President of Kyocera SLC Technologies Corporation)
Shigeaki Kinori	Executive Officer (Representative Director and President of Kyocera Crystal Device Corporation)
Masaaki Itoh	Executive Officer (Deputy General Manager of Corporate General Affairs Group)
Masaki Iida	Executive Officer (General Manager of Corporate Purchasing Group)
Yuji Goto	Executive Officer (President of Kyocera (China) Sales & Trading Corporation)
Yoichi Yamashita	Executive Officer (General Manager of Corporate Production Technology & Development Division, Corporate R&D Group)
Shigeru Koyama	Executive Officer (Representative Director and President of Kyocera Fineceramics GmbH)
Koichi Kano	Executive Officer (General Manager of Corporate Development Group)
Masaharu Goto	Executive Officer (Representative Director and President of Kyocera Solar Corporation)
Hideo Yoshida	Executive Officer (Deputy General Manager of Corporate Semiconductor Components Group)
Toshihide Koyano	Executive Officer (Deputy General Manager of Corporate Solar Energy Group)
Masahiro Inagaki	Executive Officer (General Manager of Corporate R&D Group)
Hironao Kudo	Executive Officer (General Manager of Corporate Electronic Components Group)
Takashi Sato	Executive Officer (General Manager of Corporate Human Resources Group)
Robert E. Whisler	Executive Officer (Director and President of Kyocera America, Inc.)
Hiroyuki Yamashita	Executive Officer (General Manager of Corporate Semiconductor Components Group)
Hiroshi Funatogawa	Executive Officer (Deputy General Manager of Corporate Communication Equipment Group)

B. Compensation

The aggregate amount of compensation provided by Kyocera Corporation and its certain subsidiaries in fiscal 2014 to all Directors, Audit & Supervisory Board Members and Executive Officers of Kyocera Corporation was ¥1,920 million. The compensation is mainly comprised of basic remuneration, bonus, stock option, incentive compensation plan and retirement allowance.

In Japan, regulations require public companies to provide disclosure on an individual basis for each Director or Audit & Supervisory Board Member who receives aggregate compensation equal to or exceeding ¥100 million from the relevant company and its subsidiaries. In accordance with this requirement, we provide disclosure of compensation on an individual basis as follows.

Name	Position	Amounts of compensation by types					Total
		Basic remuneration	Bonus	Stock option	Incentive plan compensation	Others
		(Yen in millions)

Goro Yamaguchi	Representative Director and President of Kyocera Corporation	60	49	—	—	—	¥114

	Director of AVX Corporation	1	—	4	—	—

John S. Gilbertson	Director of Kyocera Corporation	11	5	—	—	—	¥188

	Director, Chairman of the Board and Chief Executive Officer of AVX Corporation	90	6	21	42	13

Notes:

1. AVX Corporation is Kyocera’s consolidated subsidiary in the United States and the determination of compensation is made by AVX’s Compensation Committee pursuant to the U.S. regulations and based on its consideration for general and customary levels of compensation in the United States.

2. The compensation provided originally in the U.S. dollars at AVX Corporation was translated into the yen at a rate of ¥100 per $1.00, which was the average rate during fiscal 2014.

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

	Total amount of compensation	Amounts of compensation by types		Number of Directors and Audit & Supervisory Board Members
		Basic remuneration	Bonus
		(Yen in millions)
Director	¥410	¥248	¥162	14

Outside Director	8	8	—	1

Full-time Audit & Supervisory Board Member	58	58	—	4

Outside Audit & Supervisory Board Member	23	23	—	4

Total	¥499	¥337	¥162	23

Note:	Amount of remuneration to Directors does not include salaries for services as employees or Executive Officers for Directors who serve as such.

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

D. Employees

The number of Kyocera’s employees by reporting segment at March 31, 2014 is as follows:

Fine Ceramic Parts Group	2,910
Semiconductor Parts Group	9,088
Applied Ceramic Products Group	7,963
Electronic Device Group	21,759
Telecommunications Equipment Group	4,091
Information Equipment Group	15,833
Others	6,507
Corporate	1,638

Total	69,789

Kyocera Corporation had 14,083 employees, and their average age and average service years were 40.6 and 17.3 respectively.

The numbers of Kyocera Corporation’s employees by reporting segments at March 31, 2014 are as follows:

Fine Ceramic Parts Group	2,607
Semiconductor Parts Group	3,488
Applied Ceramic Products Group	2,176
Electronic Device Group	1,491
Telecommunications Equipment Group	2,361
Information Equipment Group	—
Others	1,303
Corporate	657

Total	14,083

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

E. Share Ownership

Kyocera’s Directors, Audit & Supervisory Board Members and Executive Officers as of June 26, 2014 owned 769,608 shares of Kyocera Corporation in total (749,428 shares of common stock of Kyocera Corporation and 20,180 ADRs of Kyocera Corporation), or 0.2% of the outstanding shares of Kyocera Corporation at March 31, 2014. The numbers of shares owned by each Director, Audit & Supervisory Member and Executive Officer are shown in the following table.

Name	Title	Number of Shares
Tetsuo Kuba	Representative Director and Chairman	18,053
Tatsumi Maeda	Representative Director and Vice Chairman	8,312
Goro Yamaguchi	Representative Director and President	17,893
Katsumi Komaguchi	Senior Managing Director	9,735
Yasuyuki Yamamoto	Senior Managing Director	9,697
Ken Ishii	Director	5,168
Yoshihito Ohta	Director	7,985
Shoichi Aoki	Director	5,986
Hiroshi Fure	Director	2,016
Yoji Date	Director	6,081
John S. Gilbertson	Director	15,390 (ADR)
John S. Rigby	Director	1,469 (ADR)
Tadashi Onodera	Outside Director	346
Yoshihiro Kano	Full-time Audit & Supervisory Board Member	4,605
Kouji Mae	Full-time Audit & Supervisory Board Member	10,400
Osamu Nishieda	Audit & Supervisory Board Member	592,414
Yoshinori Yasuda	Audit & Supervisory Board Member	557
Nichimu Inada	Audit & Supervisory Board Member	2,600
Yasunari Koyano	Audit & Supervisory Board Member	277
Nobuo Kitamura	Senior Executive Officer	1,192
Yoshiharu Nakamura	Senior Executive Officer	4,493
Junichi Jinno	Senior Executive Officer	1,052
Setsuo Sasaki	Executive Officer	6,032
Kazuyuki Nada	Executive Officer	3,988
Shigeaki Kinori	Executive Officer	4,184
Masaaki Itoh	Executive Officer	3,514
Masaki Iida	Executive Officer	3,089
Yuji Goto	Executive Officer	4,522
Yoichi Yamashita	Executive Officer	1,185
Shigeru Koyama	Executive Officer	2,629
Koichi Kano	Executive Officer	2,769
Masaharu Goto	Executive Officer	1,798
Hideo Yoshida	Executive Officer	1,659
Toshihide Koyano	Executive Officer	756
Masahiro Inagaki	Executive Officer	660
Hironao Kudo	Executive Officer	337
Takashi Sato	Executive Officer	1,915
Robert E. Whisler	Executive Officer	3,321 (ADR)
Hiroyuki Yamashita	Executive Officer	436
Hiroshi Funatogawa	Executive Officer	1,093

Item 7.    Major Shareholders and Related Party Transactions

A. Major Shareholders

As far as is known to us, Kyocera is not, directly or indirectly, owned or controlled by any other corporation or by the Japanese or any foreign government, and there is no arrangement which may at a subsequent date result in a change in control of Kyocera.

The following table shows the ten largest shareholders of record of Kyocera Corporation at March 31, 2014.

Name	Shares owned	Ownership
	(in thousands)	(%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	28,203	7.47
Japan Trustee Services Bank, Ltd. (Trust Account)	21,099	5.59
The Bank of Kyoto, Ltd.	14,436	3.82
State Street Bank and Trust Company (Standing proxy: The Hongkong and Shanghai Banking Corporation Limited)	11,625	3.08
Kazuo Inamori	11,212	2.97
Kyocera Corporation	10,752	2.85
Inamori Foundation	9,360	2.48
KI Enterprise Co., Ltd.	7,099	1.88
BNP Paribas Securities (Japan) Limited	7,041	1.86
Stock Purchase Plan for Kyocera Group Employees	5,200	1.38

Total	126,028	33.37

None of the above shareholders has voting rights that are different from those of other shareholders.

Under the Financial Instruments and Exchange Law of Japan, any person that becomes a holder (together with its related persons) of more than 5% of the total issued voting shares of a company listed on any Japanese stock exchange (including ADSs representing such shares) must file a report with the Director of the relevant Local Finance Bureau and send a copy of such report to the company. A similar report must also be filed if the percentage holding of a holder of more than 5% of the total issued voting shares of a company increases or decreases by 1% or more.

In accordance with the Financial Instruments and Exchange Law of Japan mentioned above, on December 6, 2013, Nomura Securities Co., Ltd. and its related partners sent a copy of such a report to us, setting forth information regarding shareholders as of November 29, 2013 as shown in the following table. Despite this report, they are not included in the above list of major shareholders because we are not able to confirm the number of shares beneficially owned by them from our shareholders records as of March 31, 2014.

Name	Shares owner	Ownership
	(in thousands)	(%)
Nomura Securities Co., Ltd.	1,109	0.29
NOMURA INTERNATIONAL PLC	2,715	0.71
Nomura Asset Management Co., Ltd.	16,141	4.22

Total	19,965	5.22

According to Citibank N.A., the Depositary for Kyocera’s ADSs, as of March 31, 2014, 4,064,616 shares of Kyocera’s common stock were held in the form of ADSs and there were 650 ADS holders of record in the United States. According to Kyocera’s register of shareholders, as of March 31, 2014, there were 67,961 holders of

Kyocera’s common stock of record worldwide. As of March 31, 2014, there were 151 record holders of Kyocera’s common stock with addresses in the United States, holding 54,774,790 shares of the outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.

B. Related Party Transactions

Significant Customer

In fiscal 2014, Kyocera’s sales to KDDI Corporation amounted to ¥116,498 million, or 8.0% of consolidated net sales.

KDDI Corporation provides telecommunication services, and Kyocera sells mainly telecommunication equipment to KDDI Corporation. Kyocera Corporation made an equity investment in KDDI Corporation when it was founded, and Kyocera Corporation’s equity interest in KDDI Corporation was 12.76% at March 31, 2014. Currently a Director of Kyocera Corporation is an Outside Director of KDDI Corporation, and a Director of KDDI Corporation is an Outside Director of Kyocera Corporation. Kyocera serves KDDI Corporation as an independent vendor in terms of price determination, remittance condition and product distribution. All of the agreements and ongoing contractual commitments between Kyocera and KDDI Corporation have been made on an arm’s-length basis. Kyocera expects that KDDI Corporation will remain a significant customer in the future.

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

Kyocera believes that the best way to increase corporate value and meet shareholders’ expectations is to improve future consolidated performance on an ongoing basis. Kyocera therefore has adopted a principal guideline that dividend amounts within a range based on net income attributable to shareholders of Kyocera Corporation on a consolidated basis, and has set its consolidated dividend policy to maintain a consolidated payout ratio of 30% or more of consolidated net income attributable to shareholders of Kyocera Corporation. In addition, Kyocera determines dividend amounts based on an overall assessment, taking into account various factors including the amount of capital expenditures necessary for medium-to-long-term corporate growth.

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

Pursuant to this dividend policy and based on full-year performance for the year ended March 31, 2014, Kyocera distributed a year-end dividend for the year ended March 31, 2014 in the amount of 40 yen per share. This is equivalent to 80 yen per share when calculated as if taking place before the Company’s two for-one-stock split, undertaken on October 1, 2013. When aggregated with the interim dividend in the amount of 80 yen per share, which was declared before the stock split, the total annual dividend is substantially equivalent to 160 yen per share. When compared with the annual dividend in the amount of 120 yen per share for the year ended March 31, 2013, this constitutes an increase of 40 yen.

We held a board of directors meeting for the interim dividend on October 31, 2013.

B. Significant Changes

Except as disclosed in this annual report on Form 20-F, there have been no significant changes since March 31, 2014.

Item 9.    The Offer and Listing

A. Offer and Listing Details

Price Range of Shares

The non-United States market on which the shares of Common Stock of Kyocera Corporation are traded is the Tokyo Stock Exchange, the largest stock exchange in Japan. The American Depositary Shares of Kyocera Corporation, each representing one share of Common Stock of Kyocera Corporation, are traded on the New York Stock Exchange. Citibank, N.A. acts as the Depositary in respect of the American Depositary Shares.

	Tokyo Stock Exchange		New York Stock Exchange
	Price per Share of Common Stock		Price per American Depositary Share*
Years ended March 31,	High	Low	High	Low
2010	¥4,605	¥3,160	$50.00	$32.46
2011	4,870	3,220	54.50	39.54
2012	4,520	3,030	55.50	39.08
2013	4,565	3,000	49.27	38.70
2014	5,880	4,175	57.78	42.85

Most Recent 6 months	High	Low	High	Low
December 2013	¥5,500	¥5,030	$53.42	$49.10
January 2014	5,260	4,568	49.92	44.54
February 2014	4,782	4,287	46.37	42.85
March 2014	4,866	4,405	47.35	43.51
April 2014	4,948	4,352	47.58	43.42
May 2014	4,852	4,425	46.84	43.90

*	The prices of American Depositary Shares are based upon reports by the New York Stock Exchange, with all fractional figures rounded up to the nearest two decimal points.

“Price per Share of Common Stock” and “Price per American Depositary Share” are calculated under the assumption that the stock split undertaken by Kyocera Corporation on October 1, 2013 had been undertaken at the beginning of the year ended March 31, 2010. For details of the stock split, please refer to “Capital Stock” in Item 10.B. “Memorandum and Articles of Association” of this annual report on Form 20-F on page 75.

On June 20, 2014, the closing price of our shares of Common Stock on the Tokyo Stock Exchange was ¥4,994 per share.

The following table shows the information about high and low sales prices for each quarterly period in fiscal 2013 and 2014 in respect of the shares of Common Stock of Kyocera Corporation on the Tokyo Stock Exchange, and the American Depositary Shares on the New York Stock Exchange.

For Voting Securities by Fiscal Quarter

		2013
		1st	2nd	3rd	4th
Common Stock:
Market price per share (A)	—High	¥4,015	¥3,490	¥3,960	¥4,565
	—Low	3,095	3,000	3,200	3,865
Cash dividends paid per share		30	—	30	—

American Depositary Share:
Market price per share (B)	—High	$49.27	$43.99	$47.00	$48.00
	—Low	39.74	38.70	41.00	42.61
Cash dividends paid per share (C)		0.38	—	0.37	—

		2014
		1st	2nd	3rd	4th
Common Stock:
Market price per share (A)	—High	¥5,880	¥5,730	¥5,510	¥5,260
	—Low	4,175	4,700	4,670	4,287
Cash dividends paid per share		30	—	40	—

American Depositary Share:
Market price per share (B)	—High	$57.08	$57.78	$53.54	$49.92
	—Low	44.77	48.06	48.63	42.85
Cash dividends paid per share (C)		0.30	—	0.39	—

(A)	Price on the Tokyo Stock Exchange
(B)	Price on the New York Stock Exchange
(C)	Translated into the U.S. dollars based on the exchange rates at each payment date

(A), (B) and (C) are calculated under the assumption that the stock split undertaken by Kyocera Corporation on October 1, 2013 had been undertaken at the beginning of the year ended March 31, 2013. For details of the stock split, please refer to “Capital Stock” in Item 10.B. “Memorandum and Articles of Association” of this annual report on Form 20-F on page 75.

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A. “Offer and Listing Details” of this annual report on Form 20-F for information on the markets on which our common stock is listed or quoted.

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

Stock split

Based on a resolution to undertake a stock split at the meeting of the Board of Directors held on August 28, 2013, Kyocera Corporation undertook a stock split at the ratio of two-for-one of all common stock on October 1, 2013. The purpose of this stock split is to increase the liquidity of the stock of Kyocera Corporation and to expand its investor base through a reduction in the price of share-trading units.

Retirement of treasury stock

Based on a resolution at the meeting of the Board of Directors held on January 29, 2014 to retire treasury stock pursuant to Article 178 of the Companies Act of Japan, Kyocera Corporation retired 5,000,000 shares of its common stock held as treasury stock on February 12, 2014 in order to enhance share holder value by reducing the total number of outstanding shares.

Distributions of Surplus

General

Under the Companies Act, distributions of cash or other assets by joint stock corporations to their shareholders, so-called “dividends,” are referred to as “distributions of Surplus” (“Surplus” is defined in “Restriction on distributions of Surplus”). Kyocera Corporation may make distributions of Surplus to its shareholders any number of times per fiscal year, subject to certain limitations described in “Restriction on distributions of Surplus”. Distributions of Surplus are required in principle to be authorized by a resolution of a general meeting of shareholders, but may also be made pursuant to a resolution of the Board of Directors if all the requirements described in (a) through (c) are met:

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

The aggregate book value of Surplus distributed by Kyocera Corporation may not exceed a prescribed distributable amount (the Distributable Amount), as calculated on the effective date of such distribution. The Distributable Amount at any given time shall be equal to the amount of Surplus less the aggregate of (a) the book value of its treasury stock, (b) the amount of consideration for any of its treasury stock disposed of by it after the end of the last fiscal year and (c) certain other amounts set forth in ordinances of the Ministry of Justice, including (if the sum of one-half of goodwill and the deferred assets exceeds the total of stated capital, additional paid-in capital and legal reserve, each such amount being that appearing on Kyocera Corporation’s non-consolidated balance sheet as of the end of the last fiscal year) all or certain part of such exceeding amount as calculated in accordance with the ordinances of the Ministry of Justice.

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

Transfer agent

Kyocera Corporation’s transfer agent is Mitsubishi UFJ Trust and Banking Corporation. Mitsubishi UFJ Trust and Banking Corporation maintains Kyocera Corporation’s register of shareholders and registers the names and addresses of Kyocera Corporation’s shareholders and other relevant information in Kyocera Corporation’s register of shareholders upon notice thereof from JASDEC, as described in “Record date.”

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

The total amount of the purchase price of shares may not exceed the Distributable Amount, as described in “Distributions of Surplus-Restriction on distributions of Surplus.”

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

The closing price of our shares of Common Stock on the Tokyo Stock Exchange on the latest available date is set forth at Price Range of Shares in Item 9. The following table shows the daily price limits for stocks on the Tokyo Stock Exchange with closing prices of between ¥3,000 and ¥5,000 per share, ¥5,000 and ¥7,000 per share, ¥7,000 and ¥10,000 per share and ¥10,000 and ¥15,000 per share. Other daily price limits would apply if our per share price moved to other ranges.

Selected Daily Price Limits

Previous Day’s Closing Price or Special Quote	Maximum Daily Price Movement
Over ¥3,000 Less than ¥5,000	¥700
Over ¥5,000 Less than ¥7,000	¥1,000
Over ¥7,000 Less than ¥10,000	¥1,500
Over ¥10,000 Less than ¥15,000	¥3,000

For a history of the trading price of our shares of Common Stock on the Tokyo Stock Exchange, see Item 9.A. “Offering and Listing Details” of this annual report on Form 20-F.

C. Material Contracts

On October 10, 2012, AVX Corporation reached a settlement with the United States and the Commonwealth of Massachusetts regarding the New Bedford Harbor Superfund Site. On September 19, 2013, the United States District Court approved the settlement and entered the Supplemental Consent Decree.

For a summary of the settlement, please refer to “Financial settlement between AVX Corporation and the United States and the Commonwealth of Massachusetts regarding the New Bedford Harbor Superfund Site” in Item 5.A. “Operating Results” of this annual report on Form 20-F on page 29.

The financial settlement is incorporated herein as Exhibit 4.1 “Supplemental Consent Decree with Defendant AVX Corporation containing agreement between AVX Corporation and the United States and the Commonwealth of Massachusetts, dated October 10, 2012” by reference to the Registrant’s annual report on Form 20-F filed on June 28, 2013.

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

Japan has income tax treaties, conventions or agreements, which generally provide that the rate of withholding tax may not exceed 15% for portfolio investors, with, among others, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore and Spain. Japan’s income tax treaties with Australia, France, the Netherlands, Switzerland, the United Kingdom and Sweden (effective date to be determined) have been amended to generally reduce the maximum withholding tax rate to 10%. In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Kyocera Corporation to non-residents or non-Japanese corporations is 20%. However, with respect to dividends paid by Kyocera Corporation to any corporate or individual shareholders who are non-residents of Japan or non-Japanese corporations, except for any individual shareholder who holds 3% or more of the outstanding total of the shares issued by Kyocera Corporation, the said 20% withholding tax rate is reduced to 15% for dividends due and payable on or after January 1, 2014. A special reconstruction surtax (2.1% multiplied by the original applicable tax rate) is added to the withholding tax rates from and including January 1, 2013 to and including December 31, 2037. Under Japanese tax law, whichever is the lower of the maximum rate provided in the relevant tax treaty, convention or agreement and the Japanese statutory rate will be applicable. Gains derived from the sale outside Japan of the shares or ADSs by a non-resident of Japan or a non-Japanese corporation are in general not subject to Japanese income or corporation taxes. In addition, gains derived from the sale of shares or ADSs within Japan by a non-resident of Japan or non-Japanese corporation not having a permanent establishment in Japan are in general not subject to Japanese income or corporation taxes.

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

In addition, notwithstanding any election the investor makes with regard to the shares or ADSs, dividends that it receives from Kyocera Corporation will not constitute qualified dividend income to the investor if Kyocera Corporation is a PFIC either in the taxable year of the distribution or the preceding taxable year. Moreover, unless an investor makes a mark-to-market election or a special “purging election,” the investor’s shares or ADSs will be treated as stock in a PFIC if Kyocera Corporation was a PFIC with respect to the investor at any time during its holding period in its shares or ADSs, even if Kyocera Corporation is not currently a PFIC. Dividends that the investor receives that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income. Instead, the investor must include the gross amount of any such dividend paid by Kyocera Corporation out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in its gross income, and it will be subject to tax at rates applicable to ordinary income.

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

Foreign Currency Exchange Risk

Kyocera enters into foreign currency forward contracts to hedge certain existing assets and liabilities denominated in foreign currencies, principally the U.S. dollar and the Euro. All such contracts in effect at

March 31, 2014 will generally mature within four months. The following tables provide information about Kyocera’s major foreign currency forward contracts existing at March 31, 2014, which include hedge accounting setting forth the contract amounts, fair value, weighted average exchange rates. The contract amounts are generally used to calculate the contractual payments to be exchanged under the contracts.

	(Pay/Receive)
Forward exchange contracts to sell foreign currencies	Euro/Yen	US$/Yen	STG/Euro
	(Yen in millions except contractual rates)
Contract amounts	¥73,010	¥63,939	¥3,517
Fair value	(1,157)	(692)	(6)
Weighted average contractual rates	0.007	0.010	0.830

	(Receive/Pay)
Forward exchange contracts to purchase foreign currencies	US$/ Yen	Yen/US$	CZK/US$
	(Yen in millions except contractual rates)
Contract amounts	¥5,762	¥5,616	¥2,909
Fair value	32	17	11
Weighted average contractual rates	0.010	102.466	20.008

Note: “STG” means the lawful currency of the United Kingdom and “CZK” means the lawful currency of the Czech Republic.

Interest Rate Risk

Kyocera enters into interest rate swaps to reduce market risk exposure to changes in interest rates. The tables below provide information about Kyocera’s financial instruments that are sensitive to changes in interest rates.

Long-term debt (including due within one year)
	Average pay rate	Expected maturity date						Total	Fair value
		during the year ending March 31,
		2015	2016	2017	2018	2019	Thereafter
		(Yen in millions)
Loans from banks and others	4.27%	¥12,360	8,526	5,798	3,345	1,448	349	¥31,826	¥31,834

Interest rate swaps
Notional principal amounts	Average receive rate	Average pay rate	Expected maturity date						Total	Fair value
			during the year ending March 31,
			2015	2016	2017	2018	2019	Thereafter
(Variable to Fixed)			(Yen in millions)
¥89	0.50%	3.55%	¥89	—	—	—	—	—	¥89	¥(13)

Equity Price Risk

Kyocera has marketable equity and debt securities that are classified as available-for-sale and are carried in the consolidated balance sheets at fair value. Changes in fair value are recognized as other comprehensive income, net of taxes, as a separate component of shareholders’ equity. Gross unrealized gains on marketable equity securities, which were ¥462,020 million, included ¥435,428 million derived from unrealized gain of KDDI Corporation held by Kyocera. Detailed information appears in Note 3 to the Consolidated Financial Statements included in this annual report on Form 20-F. Kyocera evaluates whether declines in fair value of debt and equity securities are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost and the anticipated recoverability of fair value in the future. Other-than-temporary loss on debt and equity securities with readily determinable fair values for the year ended March 31, 2013 amounted ¥728 million. At March 31, 2014, Kyocera held the following available-for-sale marketable equity and debt securities.

	March 31, 2014
	Cost	Fair Value
	(Yen in millions)
Equity securities	¥283,612	¥745,631

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

Item 14.    Material Modification to the Rights of Security Holders and Use of Proceeds

None.

Item 15.    Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Kyocera’s management, with the participation of its principal executive and principal financial officers, evaluated the effectiveness of Kyocera’s disclosure controls and procedures (as defined in Rules 13a-15(e) under the U.S. Securities Exchange Act of 1934, as amended) as of March 31, 2014. Based on that evaluation, Kyocera’s principal executive and principal financial officers concluded that the disclosure controls and procedures were effective as of that date.

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

Kyocera’s management, with the participation of its principal executive and principal financial officers, evaluated the effectiveness of Kyocera’s internal control over financial reporting using the criteria set forth in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, Kyocera’s management concluded that Kyocera’s internal control over financial reporting was effective as of March 31, 2014. Kyocera’s independent registered public accounting firm, PricewaterhouseCoopers Kyoto has audited the effectiveness of Kyocera’s internal control over financial reporting as of March 31, 2014, as stated in their report which appears on page F-1 of this annual report on Form 20-F.

Evaluation of Changes in Internal Control over Financial Reporting

Kyocera’s management, with the participation of its principal executive and principal financial officers, also carried out an evaluation of changes in our internal control over financial reporting during the year ended March 31, 2014. Based on that evaluation, there was no change in Kyocera’s internal control over financial reporting that occurred during the year ended March 31, 2014 that materially affected, or is reasonably likely to materially affect, Kyocera’s internal control over financial reporting.

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

Item 16C.    Principal Accountant Fees and Services

Principal Independent Registered Public Accounting Firm Fees

PricewaterhouseCoopers Kyoto served as our independent registered public accounting firm for fiscal 2013 and fiscal 2014 and audited our Consolidated Financial Statements included in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers Kyoto, and other member firms of PricewaterhouseCoopers to Kyocera in fiscal 2013 and fiscal 2014.

	Years ended March 31,
	2013	2014
	(Yen in millions)
Audit Fees(1)	¥1,457	¥1,715
Audit-related Fees	3	3
Tax Fees(2)	271	252
All Other Fees	3	2

Total	¥1,734	¥1,972

(1)	Amounts represent fees for the annual audit of Kyocera for fiscal 2013 and fiscal 2014, reviews of Kyocera’s financial statements for interim periods, other regulatory filings in fiscal 2013 and fiscal 2014 and the statutory audit of internal control over financial reporting for fiscal 2013 and fiscal 2014.
(2)	Amounts represent fees for tax services which are mainly international tax compliance performed by the tax department of the independent registered public accounting firm other than financial audit in fiscal 2013 and fiscal 2014.

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

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth certain information with respect to purchases of our own shares by us and our affiliated purchasers.

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
April 1 to April 30, 2013	816	4,454.25	—	—
May 1 to May 31, 2013	1,670	5,082.17	—	—
June 1 to June 30, 2013	1,066	4,914.22	—	—
July 1 to July 31, 2013	1,850	5,412.18	—	—
August 1 to August 31, 2013	978	5,071.16	—	—
September 1 to September 30, 2013	1,104	5,333.45	—	—
October 1 to October 31, 2013	3,433	4,793.76	—	—
November 1 to November 30, 2013	479	5,134.96	—	—
December 1 to December 31, 2013	1,145	5,246.95	—	—
January 1 to January 31, 2014	514	5,139.36	—	—
February 1 to February 28, 2014	84	4,516.21	—	—
March 1 to March 31, 2014	474	4,660.29	—	—

Total	13,613	5,022.78	—	—

Notes:

1.	Under the Companies Act, a holder of shares constituting less than one full unit may request Kyocera to purchase such shares at their market value. Please refer to “Capital Stock” in Item 10.B. “Memorandum and Articles of Association” of this annual report on Form 20-F on page 75. All purchases described in the above table were made pursuant to such requests by shareholders.
2.	Information described in the above table is calculated under the assumption that the stock split undertaken by Kyocera Corporation on October 1, 2013 had been undertaken at the beginning of the year ended March 31, 2014. For details of the stock split, please refer to “Capital Stock” in Item 10.B. “Memorandum and Articles of Association” of this annual report on Form 20-F on page 75.

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

As of June 26, 2014, Kyocera Corporation had six audit & supervisory board members, of whom three were “outside” audit & supervisory board members.

In addition to the independence requirements under the Companies Act described above, the rules of the Japanese stock exchanges require that at least one of Kyocera Corporation’s outside directors or outside audit & supervisory board members must meet certain additional independence criteria. Further, Kyocera Corporation is required to endeavor to have at least one director who meets such independence criteria.

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

Kyocera Corporation and other large Japanese companies which employ the audit & supervisory board system are required to have at least three audit & supervisory board members. As of June 26, 2014, Kyocera Corporation had six audit & supervisory board members. Each audit & supervisory board member serves a four-year term of office. In contrast, the term of office of each director of Kyocera Corporation is two years.

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
4. A NYSE-listed U.S. company must have a compensation committee composed entirely of independent directors. Compensation committee members must satisfy the additional independence requirements under Section 303A.02 (a) (ii) of the NYSE Listed Company Manual. A compensation committee must also have authority to retain or obtain the advice compensation and other advisers, subject to prescribed independence criteria that the committee must consider prior to engaging any such adviser.

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

Item 16H.    Mine Safety Disclosure

Not applicable.

PART III

Item 17.    Financial Statements

In lieu of responding to this item, we have responded to Item 18. of this annual report on Form 20-F.

Item 18.    Financial Statements

The information required by this item is set forth beginning on page F-1 of this annual report on Form 20-F.

Description		Page

(1)	Report of Independent Registered Public Accounting Firm related to the Consolidated Financial Statements listed below	F-1

(2)	Consolidated Balance Sheets at March 31, 2013 and 2014	F-2 & F-3

(3)	Consolidated Statements of Income for the years ended March 31, 2012, 2013 and 2014	F-4

(4)	Consolidated Statements of Comprehensive Income for the years ended March 31, 2012, 2013 and 2014	F-5

(5)	Consolidated Statements of Equity for the years ended March 31, 2012, 2013 and 2014	F-6 & F-7

(6)	Consolidated Statements of Cash Flows for the years ended March 31, 2012, 2013 and 2014	F-8

(7)	Notes to the Consolidated Financial Statements	F-9 to F-65

Item 19.    Exhibits

Exhibit Number	Description
1.1	Articles of Incorporation (incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on June 28, 2013 (File No. 001-07952))

1.2	Share Handling Regulations of the Registrant (English translation)

1.3	Regulations of the Board of Directors of the Registrant (incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on June 29, 2011 (File No. 001-07952))

1.4	Regulations of the Audit & Supervisory Board of the Registrant (incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on June 28, 2013 (File No. 001-07952))

2.1	Amended and Restated Deposit Agreement, dated as of June 29, 1998 among Kyocera Corporation, Citibank N.A. as Depositary and all owners and holders from time to time of American Depositary Receipts, as amended by Amendment No.1 thereto, dated as of January 5, 1999 (incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 24, 2001), as further amended by Amendment No. 2 thereto, dated as of December 21, 2007, including the form of American Depositary Receipt (incorporated by reference to Post-effective Amendment No. 2 to the Registrant’s Registration Statement on Form F-6 filed on December 4, 2007 (File No. 333-07222))

4.1	Supplemental Consent Decree with Defendant AVX Corporation containing agreement between AVX Corporation and the United States and the Commonwealth of Massachusetts, dated October 10, 2012 (incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on June 28, 2013 (File No. 001-07952))

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of the Registrant’s Annual Report on Form 20-F)

Exhibit Number	Description

11.1	Code of Ethics (incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on July 5, 2007 (File No. 001-07952))

12.1	Certification of the principal executive officer of the Registrant required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer of the Registrant required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the principal executive officer of the Registrant required by 17 C.F.R. 240. 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of the principal financial officer of the Registrant required by 17 C.F.R. 240. 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Consent of PricewaterhouseCoopers Kyoto with respect to its report on the audit of the financial statements included in the Registrant’s Annual Report on Form 20-F

101. INS	XBRL Taxonomy Extension Instance Document

101. SCH	XBRL Taxonomy Extension Schema Document

101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101. LAB	XBRL Taxonomy Extension Labels Linkbase Document

101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document

101. DEF	XBRL Taxonomy Extension Definition Linkbase Document

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Kyocera Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, equity and cash flows present fairly, in all material respects, the financial position of Kyocera Corporation and its subsidiaries (the “Company”) at March 31, 2014 and March 31, 2013, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2014 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Kyoto

Kyoto, Japan

June 27, 2014

Consolidated Balance Sheets

Kyocera Corporation and Consolidated Subsidiaries

March 31, 2013 and 2014

ASSETS	2013	2014
	(Yen in millions and shares in thousands)
Current assets:
Cash and cash equivalents	¥305,454	¥335,174
Short-term investments in debt and equity securities (Notes 3 and 4)	43,893	115,900
Other short-term investments (Note 3)	179,843	160,331
Trade receivables
Notes (Note 7)	27,061	22,054
Accounts (Note 7)	268,927	257,850
Less allowances for doubtful accounts and sales returns (Note 6)	(4,705)	(5,062)

	291,283	274,842
Inventories (Note 5)	296,450	335,802
Advance payments	65,812	59,192
Deferred income taxes (Note 15)	47,349	41,499
Other current assets (Notes 4, 6, 8, 10 and 12)	38,299	44,695

Total current assets	1,268,383	1,367,435

Investments and advances:
Long-term investments in debt and equity securities (Notes 3 and 4)	506,490	738,212
Other long-term investments (Notes 3, 4, 6 and 7)	12,661	14,847

Total investments and advances	519,151	753,059

Property, plant and equipment (Notes 4 and 10):
Land	61,808	63,268
Buildings	323,014	344,167
Machinery and equipment	788,692	826,881
Construction in progress	13,546	11,821
Less accumulated depreciation	(918,236)	(975,580)

Total property, plant and equipment	268,824	270,557

Goodwill (Notes 2 and 9)	103,425	116,632
Intangible assets (Notes 2 and 9)	54,583	59,326
Other assets (Notes 6, 8, 10, 11 and 15)	68,487	69,695

Total assets	¥2,282,853	¥2,636,704

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

March 31, 2013 and 2014

LIABILITIES AND EQUITY	2013	2014
	(Yen in millions and shares in thousands)
Current liabilities:
Short-term borrowings (Note 10)	¥3,135	¥4,064
Current portion of long-term debt (Notes 4 and 10)	9,817	12,360
Trade notes and accounts payable	111,249	122,424
Other notes and accounts payable	52,018	48,224
Accrued payroll and bonus	52,420	56,068
Accrued income taxes	22,214	23,353
Other accrued liabilities (Note 13)	39,135	31,347
Other current liabilities (Notes 4, 12 and 15)	36,642	29,611

Total current liabilities	326,630	327,451

Non-current liabilities:
Long-term debt (Notes 4 and 10)	20,855	19,466
Accrued pension and severance liabilities (Note 11)	36,322	36,812
Deferred income taxes (Note 15)	146,229	235,954
Other non-current liabilities (Note 15)	37,875	29,795

Total non-current liabilities	241,281	322,027

Total liabilities	567,911	649,478

Commitments and contingencies (Note 13)

Kyocera Corporation shareholders’ equity:
Common stock:
Authorized 600,000 shares
Issued 382,619 shares at March 31, 2013 and
Issued 377,619 shares at March 31, 2014	115,703	115,703
Additional paid-in capital	163,062	162,666
Retained earnings	1,368,512	1,415,784
Accumulated other comprehensive income	50,138	250,963
Common stock in treasury, at cost:
15,739 shares at March 31, 2013 and
10,752 shares at March 31, 2014	(51,258)	(35,033)

Total Kyocera Corporation shareholders’ equity	1,646,157	1,910,083
Noncontrolling interests	68,785	77,143

Total equity (Note 14)	1,714,942	1,987,226

Total liabilities and equity	¥2,282,853	¥2,636,704

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2014

	2012	2013	2014
	(Yen in millions and shares in thousands, except per share amounts)
Net sales (Notes 7 and 12)	¥1,190,870	¥1,280,054	¥1,447,369
Cost of sales (Note 12)	870,143	952,350	1,068,465

Gross profit	320,727	327,704	378,904
Selling, general and administrative expenses (Notes 2, 4, 13 and 16)	223,052	250,778	258,322

Profit from operations	97,675	76,926	120,582

Other income (expenses):
Interest and dividend income	13,966	14,666	18,172
Interest expense (Note 12)	(2,042)	(1,890)	(1,945)
Foreign currency transaction gains, net (Note 12)	4,533	5,136	5,108
Gains on sales of securities, net (Note 3)	337	4,542	2,875
Other, net (Note 4)	424	1,983	1,476

	17,218	24,437	25,686

Income before income taxes	114,893	101,363	146,268

Income taxes (Note 15):
Current	34,199	39,655	40,900
Deferred	(4,064)	(5,643)	10,354

	30,135	34,012	51,254

Net income	84,758	67,351	95,014
Net income attributable to noncontrolling interests	(5,401)	(878)	(6,258)

Net income attributable to shareholders of Kyocera Corporation	¥79,357	¥66,473	¥88,756

Per share information (Note 18):
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥216.29	¥181.18	¥241.93
Diluted	216.29	181.18	241.93
Cash dividends declared per share:
Per share of common stock	60.00	60.00	80.00
Average number of shares of common stock outstanding:
Basic	366,902	366,884	366,872
Diluted	366,902	366,884	366,872

The accompanying notes are an integral part of these statements.

Consolidated Statements of Comprehensive Income

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2014

	2012	2013	2014
	(Yen in millions)
Net income	¥84,758	¥67,351	¥95,014

Other comprehensive income (loss)—net of taxes
Net unrealized gains on securities (Notes 3 and 14)	8,520	94,577	158,510
Net unrealized gains (losses) on derivative financial instruments (Notes 12 and 14)	(58)	8	(167)
Pension adjustments (Notes 11 and 14)	(8,941)	(11,677)	2,380
Foreign currency translation adjustments (Note 14)	(6,429)	55,468	45,845

Total other comprehensive income (loss)	(6,908)	138,376	206,568

Comprehensive income	77,850	205,727	301,582
Comprehensive income (loss) attributable to noncontrolling interests	(4,320)	(7,202)	(11,946)

Comprehensive income attributable to shareholders of Kyocera Corporation	¥73,530	¥198,525	¥289,636

Consolidated Statements of Equity

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2014

(Number of shares outstanding)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Kyocera Corporation Shareholders’ Equity	Non controlling Interests	Equity
			(Note 14)	(Note 14)
	(Yen in millions and shares in thousands)
Balance, March 31, 2011 (367,026)	¥115,703	¥162,336	¥1,268,548	¥(75,633)	¥(50,691)	¥1,420,263	¥63,096	¥1,483,359
Comprehensive income:
Net income			79,357			79,357	5,401	84,758
Change in net unrealized gains on securities—net of taxes (Note 3)				8,502		8,502	18	8,520
Change in net unrealized losses on derivative financial instruments—net of taxes (Note 12)				(41)		(41)	(17)	(58)
Change in pension adjustments—net of taxes (Note 11)				(8,750)		(8,750)	(191)	(8,941)
Change in foreign currency translation adjustments—net of taxes				(5,538)		(5,538)	(891)	(6,429)

Total comprehensive income						73,530	4,320	77,850

Cash dividends paid to Kyocera Corporation’s shareholders			(23,853)			(23,853)		(23,853)
Cash dividends paid to noncontrolling interests							(2,124)	(2,124)
Purchase of treasury stock (139)					(540)	(540)		(540)
Reissuance of treasury stock (1)		0			3	3		3
Stock option plan of subsidiaries		103				103	41	144
Other		178		(179)		(1)	(597)	(598)

Balance, March 31, 2012 (366,888)	115,703	162,617	1,324,052	(81,639)	(51,228)	1,469,505	64,736	1,534,241
Comprehensive income:
Net income			66,473			66,473	878	67,351
Change in net unrealized gains on securities—net of taxes (Note 3)				94,513		94,513	64	94,577
Change in net unrealized gains on derivative financial instruments—net of taxes (Note 12)				2		2	6	8
Change in pension adjustments—net of taxes (Note 11)				(11,111)		(11,111)	(566)	(11,677)
Change in foreign currency translation adjustments—net of taxes				48,648		48,648	6,820	55,468

Total comprehensive income						198,525	7,202	205,727

Cash dividends paid to Kyocera Corporation’s shareholders			(22,013)			(22,013)		(22,013)
Cash dividends paid to noncontrolling interests							(2,229)	(2,229)
Purchase of treasury stock (8)					(30)	(30)		(30)
Reissuance of treasury stock (0)		0			0	0		0
Stock option plan of subsidiaries		80				80	32	112
Other		365		(275)		90	(956)	(866)

Consolidated Statements of Equity—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2014

(Number of shares outstanding)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Kyocera Corporation Shareholders’ Equity	Non controlling Interests	Equity
			(Note 14)	(Note 14)
	(Yen in millions and shares in thousands)
Balance, March 31, 2013 (366,880)	115,703	163,062	1,368,512	50,138	(51,258)	1,646,157	68,785	1,714,942
Comprehensive income:
Net income			88,756			88,756	6,258	95,014
Change in net unrealized gains (losses) on securities—net of taxes (Note 3)				158,535		158,535	(25)	158,510
Change in net unrealized gains (losses) on derivative financial instruments—net of taxes (Note 12)				(192)		(192)	25	(167)
Change in pension adjustments—net of taxes (Note 11)				2,323		2,323	57	2,380
Change in foreign currency translation adjustments—net of taxes				40,214		40,214	5,631	45,845

Total comprehensive income						289,636	11,946	301,582

Cash dividends paid to Kyocera Corporation’s shareholders			(25,681)			(25,681)		(25,681)
Cash dividends paid to noncontrolling interests							(3,193)	(3,193)
Purchase of treasury stock (14)					(68)	(68)		(68)
Reissuance of treasury stock (1)		1			2	3		3
Retirement of treasury stock (Note 14)		(488)	(15,803)		16,291	—		—
Stock option plan of subsidiaries		99				99	38	137
Other		(8)		(55)		(63)	(433)	(496)

Balance, March 31, 2014 (366,867)	¥115,703	¥162,666	¥1,415,784	¥250,963	¥(35,033)	¥1,910,083	¥77,143	¥1,987,226

The accompanying notes are an integral part of these statements.

Numbers of shares are set forth under the assumption that the stock split, which took effect on October 1, 2013, had been undertaken at March 31, 2011.

Consolidated Statements of Cash Flows

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2014

	2012	2013	2014
	(Yen in millions)
Cash flows from operating activities:
Net income	¥84,758	¥67,351	¥95,014
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	73,120	73,597	76,151
Provision for doubtful accounts and loss on bad debts	370	238	252
Write-down of inventories	11,486	11,507	7,256
Deferred income taxes (Note 15)	(4,064)	(5,643)	10,354
Gains on sales of securities, net	(337)	(4,542)	(2,875)
Foreign currency adjustments	(759)	(2,003)	(1,975)
Change in assets and liabilities:
(Increase) decrease in receivables	(3,803)	(14,876)	47,306
Increase in inventories	(39,762)	(13,910)	(25,160)
Decrease in advance payment	3,507	2,872	6,718
(Increase) decrease in other current assets	(1,094)	2,035	943
Decrease in notes and accounts payable	(10,092)	(35,557)	(34,589)
Increase (decrease) in accrued income taxes	(6,680)	8,151	490
Increase (decrease) in other current liabilities	4,411	9,242	(26,825)
Increase (decrease) in other non-current liabilities	(5,287)	14,739	(3,628)
Other, net	3,291	(3,712)	(291)

Net cash provided by operating activities	109,065	109,489	149,141

Cash flows from investing activities:
Payments for purchases of available-for-sale securities	(18,970)	(30,052)	(38,530)
Payments for purchases of held-to-maturity securities	(74,369)	(49,583)	(131,016)
Proceeds from sales and maturities of available-for-sale securities	29,346	37,593	43,432
Proceeds from maturities of held-to-maturity securities	74,083	71,167	73,623
Acquisitions of businesses, net of cash acquired (Notes 2 and 19)	(35,454)	(18,533)	(15,975)
Investment in affiliates	(793)	(2,150)	(871)
Payments for purchases of property, plant and equipment	(67,765)	(58,416)	(50,890)
Payments for purchases of intangible assets	(6,744)	(6,553)	(6,722)
Acquisition of time deposits and certificate of deposits	(258,032)	(289,694)	(260,241)
Withdrawal of time deposits and certificate of deposits	299,531	276,436	284,829
Other, net	3,116	3,643	1,220

Net cash used in investing activities	(56,051)	(66,142)	(101,141)

Cash flows from financing activities:
Decrease in short-term debt, net (Note 2)	(13,615)	(1,465)	(213)
Proceeds from issuance of long-term debt	10,141	9,055	10,671
Payments of long-term debt (Note 2)	(19,166)	(12,733)	(13,247)
Dividends paid	(25,874)	(24,336)	(28,624)
Purchase of treasury stock	(540)	(30)	(68)
Other, net	(1,715)	(1,922)	(1,324)

Net cash used in financing activities	(50,769)	(31,431)	(32,805)

Effect of exchange rate changes on cash and cash equivalents	(2,428)	20,250	14,525

Net increase (decrease) in cash and cash equivalents	(183)	32,166	29,720
Cash and cash equivalents at beginning of year	273,471	273,288	305,454

Cash and cash equivalents at end of year	¥273,288	¥305,454	¥335,174

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

For most customer orders, the transfer of ownership and revenue recognition occurs at the time of shipment of the products to the customer. For the remainder of customer orders, the transfer of ownership and revenue recognition occurs at the time of receipt of the products by the customer, with the exception of sales of solar power generating systems in the Applied Ceramic Products Group and information equipment in the Information Equipment Group for which sales are made to end users together with installation services. The transfer of ownership and revenue recognition in these cases occur at the completion of installation and customer acceptance, as Kyocera have no further obligations under the contracts and all revenue recognition criteria under ASC 605, “Revenue Recognition,” are met. When Kyocera provides a combination of products and services, the arrangement is evaluated under ASC 605-25, “Multiple-Element Arrangements.”

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

(a) Distributor Stock Rotation Program

Stock rotation is a program whereby distributors are allowed to return for credit qualified inventory, semi-annually, equal to a certain percentage of the previous six months net sales. In accordance with ASC 605-15, “Products.” an estimated sales allowance for stock rotation is recorded at the time of sale based on a percentage of distributor sales using historical trends, current pricing and volume information, other market specific information and input from sales, marketing and other key management personnel. These procedures require the exercise of significant judgments. Kyocera believes that these procedures enable Kyocera to make reliable estimates of future returns under the stock rotation program. Kyocera’s actual results have historically approximated its estimates. When the products are returned and verified, the distributor is given credit against their accounts receivables.

(b) Distributor Ship-from-Stock and Debit Program

Ship-from-Stock and Debit (ship and debit) is a program designed to assist distributors in meeting competitive prices in the marketplace on sales to their end customers. Ship and debit programs require a request from the distributor for a pricing adjustment of a specific part for a sale to the distributor’s end customers from the distributor’s stock. Ship and debit authorizations may cover current and future distributor activity for a specific part for a sale to their customers. In accordance with ASC 605, “Revenue Recognition,” at the time Kyocera records the sales to distributors, an allowance for the estimated future distributor activities related to such sales is provided since it is probable that such sales to distributors will result in ship and debit activities. In accordance with ASC 605-15, “Products,” Kyocera records an estimated sales allowance based on sales during the period, credits issued to distributors, distributor inventory levels, historical trends, market conditions, pricing trends noted in direct sales activity with original equipment manufacturers and other customers, and input from sales, marketing and other key management personnel. These procedures require the exercise of significant judgments. Kyocera believes that these procedures enable Kyocera to make reliable estimates of future credits under the ship and debit program. Kyocera’s actual results have historically approximated its estimates.

Sales Rebates

In the case of sales to distributors in the Applied Ceramic Products Group and Information Equipment Group, Kyocera provides cash rebates when predetermined sales targets are achieved during a certain period. Provisions for sales rebates are recorded as a reduction of revenue at the time of revenue recognition based on the best estimate of forecasted sales to each distributor in accordance with ASC 605-50, “Customer Payments and Incentives.”

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

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The principal estimated useful lives for intangible assets are as follows:

Customer relationships	3 to 20 years
Software	2 to 10 years
Non-patent technology	5 to 20 years

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

Derivative Financial Instruments:

Derivatives are accounted for under ASC 815, “Derivatives and Hedging.” All derivatives are recorded as either assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives are charged to income. However, cash flow hedges may qualify for hedge accounting, if the hedging relationship is expected to be highly effective in achieving offsetting cash flows of hedging instruments and hedged items. Under hedge accounting, changes in the fair value of the effective portion of these cash flow hedge derivatives are deferred in accumulated other comprehensive income and charged to income when the underlying transaction being hedged occurs.

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

Research and Development Expenses and Advertising Expenses:

Research and development expenses are accounted for under ASC 730, “Research and Development”, and charged to expense as incurred. Advertising expenses are accounted for under ASC 720-35, “Other Expenses—Advertising Costs”, and charged to expense as incurred.

Use of Estimates:

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. However, actual results could differ from those estimates and assumptions.

Recently Adopted Accounting Standards:

On April 1, 2013, Kyocera adopted the FASB’s ASU No. 2011-10, “Derecognition of in Substance Real Estate—a Scope Clarification.” This accounting standard requires the reporting entity to apply the guidance in ASC 360-20, “Property, Plant, and Equipment—Real Estate Sales” to determine whether it should derecognize the in substance real estate when a parent ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s nonrecourse debt. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On April 1, 2013, Kyocera adopted the FASB’s ASU No. 2011-11, “Disclosures about Offsetting Assets and Liabilities” and ASU 2013-01, “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.” ASU No. 2011-11 requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. ASU 2013-01 clarifies that the scope of ASU No. 2011-11 applies to derivatives accounted for in accordance with ASC 815, “Derivatives and Hedging” including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with ASC 210-20-45, “Balance Sheet—Offsetting—Other Presentation Matters” or ASC 815-10-45, “Derivatives and Hedging—Overall—Other Presentation Matters” or subject to an enforceable master netting arrangement or similar agreement. As these accounting standards are provisions for disclosure, the adoption of these accounting standards did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On April 1, 2013, Kyocera adopted the FASB’s ASU No. 2012-02, “Testing Indefinite-Lived Intangible Assets for Impairment.” This accounting standard permits an entity to first assess qualitative factors to determine

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

whether it is more likely than not that the indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the impairment test. An entity is not required to calculate the fair value of the indefinite-lived intangible asset unless the entity determines that it is more likely than not that the indefinite-lived intangible asset is impaired. As this accounting standard did not actually change how the impairment would be calculated, the adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On April 1, 2013, Kyocera adopted the FASB’s ASU No. 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” This accounting standard requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, this accounting standard requires an entity to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, this accounting standard required an entity to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. As this accounting standard is a provision for disclosure, the adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On July 17, 2013, Kyocera adopted the FASB’s ASU No. 2013-10, “Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes.” This accounting standard permits an entity to use the Fed Funds Effective Swap Rate (Overnight Index Swap Rate) as a U.S. benchmark interest rate for hedge accounting purposes under ASC 815, “Derivatives and Hedging,” in addition to the interest rates on direct Treasury obligations of the U.S. government and the London Interbank Offered Rate. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

Recently Issued Accounting Standards:

In July 2013, the FASB issued ASU No. 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” This accounting standard requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward in the financial statements. This accounting standard will be effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of this accounting standard is not expected to have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In April 2014, the FASB issued ASU No. 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” This accounting standard changes the requirements for reporting discontinued operations in ASC 205-20, “Presentation of Financial Statements—Discontinued Operations.” A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. This accounting standard also requires an entity to provide disclosures about a disposal of an individually significant component of an entity that does not qualify for discontinued operations presentation in the financial statements. This accounting standard will be effective for All disposals (or classifications as held for sale) of components of an entity that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. As this accounting standard is a provision for disclosure, the adoption of this accounting standard is not expected to have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers.” This accounting standard requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This accounting standard also requires an entity to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Qualitative and quantitative information is required about:

1.	Contracts with customers—including revenue and impairments recognized, disaggregation of revenue, and information about contract balances and performance obligations (including the transaction price allocated to the remaining performance obligations)

2.	Significant judgments and changes in judgments—determining the timing of satisfaction of performance obligations (over time or at a point in time), and determining the transaction price and amounts allocated to performance obligations

3.	Assets recognized from the costs to obtain or fulfill a contract.

This accounting standard will be effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Kyocera is currently evaluating the impact that this accounting standard will have on Kyocera’s consolidated results of operations, financial position and cash flows.

In June 2014, the FASB issued ASU No. 2014-10, “Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation.” This accounting standard removes the definition of a development stage entity from the Master Glossary of the Accounting Standards Codification, thereby removing the financial reporting distinction between development stage entities and other reporting entities from U.S. GAAP. This accounting standard also eliminates an exception provided to development stage entities in ASC 810, “Consolidation,” for determining whether an entity is a variable interest entity on the basis of the amount of investment equity that is at risk. This accounting standard will be effective retrospectively for annual reporting periods beginning after December 15, 2015, and interim periods therein. The adoption of this accounting standard is not expected to have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

Reclassifications:

Certain reclassifications and changes have been made to the consolidated statements of income and the consolidated statements of cash flows for the years ended March 31, 2013 and 2012 and footnotes to conform to the current presentation.

2. BUSINESS COMBINATION

Business combinations in the year ended March 31, 2014

On October 1, 2013, Kyocera acquired 100% of the common stock of NEC Toppan Circuit Solutions, Inc. (TNCSi), a manufacturer of printed circuit board and made it a consolidated subsidiary. TNCSi has changed its name to Kyocera Circuit Solutions, Inc. (KCS) on October 1, 2013.

By making KCS a consolidated subsidiary, Kyocera expects to further enhance and expand Kyocera Group’s organic substrate business. Going forward, Kyocera will strive to further expand its organic substrate business.

The results of operations of the acquired business was included into Kyocera’s consolidated financial statements since the acquisition date. For segment reporting, it is reported in the Semiconductor Parts Group.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Kyocera has used the acquisition method of accounting to record assets acquired and liabilities assumed in accordance with ASC 805, “Business Combinations.” Factors that contributed to the recognition of goodwill include expected synergies and the trained workforce.

The fair values of the assets acquired and liabilities assumed at the acquisition date are shown in the following table. Acquisition-related costs of ¥113 million were included in selling, general and administrative expenses in the consolidated statement of income for the year ended March 31, 2014.

(Yen in millions)
Cash and cash equivalents	¥3,303
Trade receivables	8,231
Inventories	3,946
Others	910

Total current assets	16,390

Property, plant and equipment	5,413
Intangible assets	3,134
Others	860

Total non-current assets	9,407

Total assets	25,797

Trade notes and accounts payable	5,241
Others	3,202

Total current liabilities	8,443

Non-current liabilities	3,486

Total liabilities	11,929

Total identified assets and liabilities	13,868

Purchase price (Cash)	19,416

Goodwill	¥5,548

The total amount of goodwill is not expected to be deductible for tax purposes.

The pro forma results are not presented as the revenue and earnings were not material.

Intangible assets that Kyocera recorded due to this acquisition are summarized as follows:

(Yen in millions)
Intangible assets subject to amortization:
Technologies	¥1,423
Customer relationships	1,200
Others	511

Total	¥3,134

The weighted average amortization periods for technologies and customer relationships are ten years and 13 years respectively.

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

On February 6, 2013, AVX Corporation, a U.S. based subsidiary, acquired by merger all of the outstanding capital stock of the Tantalum Components Division of Nichicon Corporation (Asia Tantalum) for ¥7,455 million, net, in cash. During the year ended March 31, 2014, AVX Corporation paid an additional ¥158 million to settle the working capital adjustment provisions of the purchase agreement, resulting in an increase in goodwill during the period by the same amount.

Asia Tantalum designs, develops, manufactures and markets tantalum electronic components. Asia Tantalum’s products are used in a broad range of commercial applications. The acquisition enhances AVX Corporation’s leadership position in the passive electronic component industry and provides further opportunities for expansion in the Asian region and tantalum component manufacturing efficiencies.

AVX Corporation has used the acquisition method of accounting to record the transaction in accordance with ASC 805, “Business Combinations. “ In accordance with the purchase method, the purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values with the excess being allocated to goodwill. Factors that contributed to the recognition of goodwill include expected synergies and the trained workforce. The total amount of goodwill is not deductible for tax purposes.

The results of operations of Asia Tantalum were included into AVX Corporation and Kyocera’s consolidated financial statements since the acquisition date. For segment reporting, it is reported in the Electronic Device Group.

The fair values of the assets acquired and liabilities assumed at the acquisition date are shown in the following table. The pro forma results are not presented as the revenue and earnings were not material.

(Yen in millions)
Accounts receivables	¥727
Inventories	1,414
Other current assets and liabilities	(799)

Working capital	1,342

Property, plant and equipment	2,873
Accrued benefit liability	(179)

Total identified assets and liabilities	4,036

Purchase price (less cash acquired)	7,613

Goodwill	¥3,577

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

The weighted average amortization periods for customer relationships, unpatented technology and trademark are 20 years, 20 years and ten years, respectively.

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

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The weighted average amortization periods for customer relationships and technology are ten years, respectively.

Pro forma information

The following is the pro forma combined results of operations of Kyocera for the year ended March 31, 2012 as if above business combination had taken place at the beginning of the period. The pro forma combined results of operations are presented for comparative purposes only and are not necessarily indicative of the results of operations that may occur in the future or that would have occurred had the acquisitions been in effect on the date indicated.

Year ended March 31,
2012 (Unaudited)
(Yen in millions except per share amounts)
Pro forma net sales	¥1,269,455
Pro forma net income attributable to shareholders of Kyocera Corporation	78,829
Pro forma net income attributable to shareholders of Kyocera Corporation per share:
Basic	214.85
Diluted	214.85

Based on a resolution to undertake a stock split at the meeting of the Board of Directors held on August 28, 2013, Kyocera Corporation undertook a stock split at the ratio of two-for-one of all common stock on October 1, 2013. “Pro forma net income attributable to shareholders of Kyocera Corporation per share” is calculated under the assumption that the stock split undertaken by Kyocera Corporation on October 1, 2013 had been undertaken at the beginning of the year ended March 31, 2012.

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

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Gross unrealized gains on equity securities which derived from a fluctuation in the market value of the shares of KDDI Corporation (KDDI) at March 31, 2013 and 2014 are as follows:

	March 31,
	2013	2014
	(Yen in millions)
Gross unrealized gains on shares of KDDI	¥194,216	¥435,428

At March 31, 2014, Kyocera Corporation’s equity interest in KDDI Corporation was 12.76%.

Other-than-temporary loss on debt and equity securities for the years ended March 31, 2012, 2013 and 2014 are as follows:

	Years ended March 31,
	2012	2013	2014
	(Yen in millions)
Other-than-temporary loss on debt and equity securities	¥1,260	¥729	¥109

(1)	Debt and equity securities with readily determinable fair values

Investments in debt and equity securities at March 31, 2013 and 2014, included in short-term investments in debt and equity securities and in long-term investments in debt and equity securities are summarized as follows:

	March 31,
	2013				2014
	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
	(Yen in millions)
Available-for-sale securities:
Marketable equity securities	¥274,818	¥488,748	¥213,930	¥0	¥273,595	¥735,606	¥462,012	¥1
Investment trusts	3,900	4,371	471	—	10,017	10,025	8	—

Total equity securities	278,718	493,119	214,401	0	283,612	745,631	462,020	1

Corporate bonds	7,549	7,601	108	56	—	—	—	—

Total debt securities	7,549	7,601	108	56	—	—	—	—

Total available-for-sale securities	286,267	500,720	214,509	56	283,612	745,631	462,020	1

Held-to-maturity securities:
Corporate bonds	48,658	48,736	98	20	108,475	108,551	87	11
Government bonds and public bonds	5	5	—	—	6	6	—	—
Others	1,000	1,000	0	—	—	—	—	—

Total held-to-maturity securities	49,663	49,741	98	20	108,481	108,557	87	11

Total	¥335,930	¥550,461	¥214,607	¥76	¥392,093	¥854,188	¥462,107	¥12

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Short-term investments in debt and equity securities and long-term investments in debt and equity securities at March 31, 2013 and 2014 are as follows:

	March 31,
	2013			2014
	Available- for-Sale	Held-to- Maturity	Total	Available- for-Sale	Held-to- Maturity	Total
	(Yen in millions)
Short-term investment in debt and equity securities	¥—	¥43,893	¥43,893	¥10,000	¥105,900	¥115,900
Long-term investment in debt and equity securities	500,720	5,770	506,490	735,631	2,581	738,212

Total	¥500,720	¥49,663	¥550,383	¥745,631	¥108,481	¥854,112

At March 31, 2014, the contractual maturities of available-for-sale and held-to-maturity securities are summarized as follows:

	March 31, 2014
	Available-for-Sale		Held-to-Maturity
	Cost*	Aggregate Fair Value	Cost*	Aggregate Fair Value
	(Yen in millions)
Due within 1 year	¥—	¥—	¥105,900	¥105,975
Due after 1 year to 5 years	—	—	2,581	2,582
Due after 5 years	—	—	—	—
Equity securities	283,612	745,631	—	—

Total	¥283,612	¥745,631	¥108,481	¥108,557

*	Cost represents amortized cost for held-to-maturity securities and acquisition cost for available-for-sale securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

Proceeds from sales of available-for-sale securities and the related gross realized gains and losses for the years ended March 31, 2012, 2013 and 2014 are as follows:

	Years ended March 31,
	2012	2013	2014
	(Yen in millions)
Proceeds from sales of available-for-sale securities	¥16,705	¥34,587	¥24,440
Gross realized gains	1,196	5,858	3,323
Gross realized losses	1,162	1,156	460

For the purpose of computing gains and losses, the cost of those securities is determined by the moving average method.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Kyocera’s available-for-sale securities classified by length of unrealized loss position at March 31, 2013 and 2014 are as follows:

	March 31, 2013
	within 1 year		over 1 year		Total
	Aggregate Fair Value	Gross Unrealized Losses	Aggregate Fair Value	Gross Unrealized Losses	Aggregate Fair Value	Gross Unrealized Losses
	(Yen in millions)
Marketable equity securities	¥1	¥0	¥2	¥0	¥3	¥0
Corporate bonds	5,145	56	—	—	5,145	56

Total	¥5,146	¥56	¥2	¥0	¥5,148	¥56

Corporate bonds, which were in unrealized loss positions of ¥56 million at March 31, 2013, were all sold during the year ended March 31, 2014 and a loss on sale of ¥3 million was recorded for one corporate bond out of them.

	March 31, 2014
	within 1 year		over 1 year		Total
	Aggregate Fair Value	Gross Unrealized Losses	Aggregate Fair Value	Gross Unrealized Losses	Aggregate Fair Value	Gross Unrealized Losses
	(Yen in millions)
Marketable equity securities	¥16	¥1	¥—	¥—	¥16	¥1

As to marketable equity securities in unrealized loss positions of ¥1 million at March 31, 2014, Kyocera considered the decline in their fair value was not other-than-temporary as the extent to which fair value was below the cost was minor.

(2)	Other investments

Kyocera holds time deposits and certificates of deposits which are due over three months to original maturity, non-marketable equity securities, long-term loans and investments in affiliates and unconsolidated subsidiaries. Carrying amounts of these investments at March 31, 2013 and 2014, included in other short-term investments and in other long-term investments, are summarized as follows:

	March 31,
	2013	2014
	(Yen in millions)
Time deposits and certificates of deposits (due over 3 months)	¥179,875	¥160,376
Non-marketable equity securities	9,441	11,616
Long-term loans	43	26
Investments in affiliates and an unconsolidated subsidiary	3,145	3,160

Total	¥192,504	¥175,178

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

4. FAIR VALUE

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three levels of inputs that may be used to measure fair value are as follows:

Level 1:	Unadjusted quoted prices in active markets for identical assets and liabilities.
Level 2:	Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.
Level 3:	Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

(1)	Assets and Liabilities Measured at Fair Value on a Recurring Basis

The fair value of the financial assets that were measured and recorded at fair value on a recurring basis are as follows:

	March 31,
	2013				2014
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Yen in millions)
Current Assets:
Investment trusts	¥—	¥—	¥—	¥—	¥—	¥10,000	¥—	¥10,000

Total equity securities	—	—	—	—	—	10,000	—	10,000

Foreign currency forward contracts	—	956	—	956	—	412	—	412

Total derivatives	—	956	—	956	—	412	—	412

Total current assets	—	956	—	956	—	10,412	—	10,412

Non-Current Assets:
Marketable equity securities	488,748	—	—	488,748	735,606	—	—	735,606
Investment trusts	21	4,350	—	4,371	25	—	—	25

Total equity securities	488,769	4,350	—	493,119	735,631	—	—	735,631

Corporate bonds	7,601	—	—	7,601	—	—	—	—

Total debt securities	7,601	—	—	7,601	—	—	—	—

Total non-current assets	496,370	4,350	—	500,720	735,631	—	—	735,631

Total assets	¥496,370	¥5,306	¥—	¥501,676	¥735,631	¥10,412	¥—	¥746,043

Current Liabilities:
Foreign currency forward contracts	¥—	¥9,233	¥—	¥9,233	¥—	¥2,391	¥—	¥2,391
Interest rate swaps	—	22	—	22	—	13	—	13

Total derivatives	—	9,255	—	9,255	—	2,404	—	2,404

Total current liabilities	¥—	¥9,255	¥—	¥9,255	¥—	¥2,404	¥—	¥2,404

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The fair value of Level 1 investments is quoted price in an active market with sufficient volume and frequency of transactions.

The fair value of Level 2 investments is other than quoted price included within Level 1 that is observable for the asset or liability, either directly or indirectly through corroboration with observable market data. Kyocera did not recognize any transfers between Levels 1 and 2 for the years ended March 31, 2012, 2013 and 2014.

The fair value of Level 2 derivatives is estimated based on quotes from financial institutions. With respect to the detail information of derivatives, please refer to the Note 12 to the Consolidated Financial Statement.

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

The following table presents the financial assets and non-financial assets that were measured and recorded at fair value on a non-recurring basis for the year ended March 31, 2014.

	Balance at March 31, 2014	Level 1	Level 2	Level 3	Total gains (losses) for the year ended March 31, 2014
	(Yen in millions)
Property, plant and equipment	¥50			¥50	¥(1,518)
Non-marketable equity securities	24			24	(109)
Goodwill	—			—	(729)

Certain property, plant and equipment with a carrying amount were written down to their fair value due to events or circumstances that carrying value of the assets was not recoverable, resulting in impairment charge of ¥241 million, ¥286 million and ¥1,518 million, which were included in selling, general and administrative expenses in the consolidated statements of income for the years ended March 31, 2012, 2013 and 2014, respectively.

Certain non-marketable equity securities with a carrying amount were written down to their fair value due to other-than-temporary impairment, resulting in impairment charge of ¥2 million, ¥1 million and ¥109 million, which were included in other, net in the consolidated statements of income for the years ended March 31, 2012, 2013 and 2014, respectively.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Certain goodwill with a carrying amount was written down to its fair value due to that carrying value exceeded its fair value, resulting in impairment charge ¥729 million, which were included in selling, general and administrative expenses in the consolidated statements of income for the year ended March 31, 2014.

(3)	Fair Value of Financial Instruments

The fair values of financial instruments and the methods and assumptions used to estimate the fair value are as follows:

	March 31,
	2013		2014
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Yen in millions)
Assets (a):
Short-term investments in debt and equity securities	¥43,893	¥43,910	¥115,900	¥115,974
Long-term investments in debt and equity securities	506,490	506,551	738,212	738,214
Other long-term investments (excluding investments in affiliates and an unconsolidated subsidiary)	9,516	9,516	11,687	11,687

Total	¥559,899	¥559,977	¥865,799	¥865,875

Liabilities (b):
Long-term debt (including due within one year)	¥30,672	¥30,691	¥31,826	¥31,834

Total	¥30,672	¥30,691	¥31,826	¥31,834

(a)	For investments with active markets, fair value is based on quoted market prices. For non-marketable equity securities, it is not practicable to estimate the fair value because of the lack of the market price and difficulty in estimating fair value without incurring excessive cost. In addition, Kyocera did not identify any events or changes in circumstances that may have had a significant adverse effect on these investments. The aggregated carrying amounts of these investments included in the above table at March 31, 2013 and 2014 were ¥9,428 million and ¥11,563 million, respectively. Fair value of held-to-maturity investments in debt securities is mainly classified as Level 1 and Level 2.
(b)	Fair value is estimated by discounting cash flows, using current interest rates for instruments with similar terms and remaining maturities, and classified as Level 2.

Carrying amounts of cash and cash equivalents, other short-term investments, trade notes receivable, trade accounts receivable, short-term borrowings, trade notes and accounts payable, and other notes and accounts payable approximate fair values because of the short maturity of these instruments.

5. INVENTORIES

Inventories at March 31, 2013 and 2014 are as follows:

	March 31,
	2013	2014
	(Yen in millions)
Finished goods	¥142,175	¥164,892
Work in process	54,248	60,075
Raw materials and supplies	100,027	110,835

	¥296,450	¥335,802

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

6. VALUATION ALLOWANCES

Changes in valuation allowances for the years ended March 31, 2012, 2013, and 2014 are as follows:

Description	Balance at Beginning of Year	Charged to Costs or Expenses	Charged (Credited) to Other Accounts*	Charge-offs	Balance at End of Year
	(Yen in millions)
For the year ended March 31, 2012:
Allowance for doubtful accounts	¥5,214	¥858	¥42	¥(1,163)	¥4,951
Allowance for sales returns	2,405	4,340	(51)	(4,552)	2,142

Total	¥7,619	¥5,198	¥(9)	¥(5,715)	¥7,093

For the year ended March 31, 2013:
Allowance for doubtful accounts	¥4,951	¥969	¥320	¥(1,695)	¥4,545
Allowance for sales returns	2,142	3,931	414	(3,959)	2,528

Total	¥7,093	¥4,900	¥734	¥(5,654)	¥7,073

For the year ended March 31, 2014:
Allowance for doubtful accounts	¥4,545	¥522	¥251	¥(695)	¥4,623
Allowance for sales returns	2,528	6,371	101	(6,044)	2,956

Total	¥7,073	¥6,893	¥352	¥(6,739)	¥7,579

*	Charged (credited) to other accounts mainly consists of foreign currency translation adjustments.

The location of valuation allowances in the consolidated balance sheets at March 31, 2013 and 2014 are as follows:

	March 31, 2013	March 31, 2014
	(Yen in millions)
The location of valuation allowances that are not deducted from the related receivables in the consolidated balance sheets:
Less allowances for doubtful accounts and sales returns	¥4,705	¥5,062

The location of valuation allowances that are deducted from the related receivables in the consolidated balance sheets:
Other current assets	387	378
Other long-term investments	1	—
Other assets	1,980	2,139

Subtotal	2,368	2,517

Total	¥7,073	¥7,579

7. INVESTMENTS IN AND ADVANCES TO AFFILIATES

Related party transactions with the affiliates, accounted for by the equity method are as follows:

	March 31,
	2013	2014
	(Yen in millions)
Kyocera’s investments in and advances to affiliates	¥2,756	¥2,882
Kyocera’s trade receivables from affiliates	127	161

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	Years ended March 31,
	2012	2013	2014
	(Yen in millions)
Kyocera’s equity in earnings of affiliates	¥(279)	¥(330)	¥(228)
Kyocera’s sales to affiliates	661	200	303

Kyocera Corporation’s investment in Kagoshima Mega Solar Power Corporation, which was ¥2,125 million at March 31, 2014, is pledged as collateral for loans (¥23,358 million) from financial institutions of Kagoshima Mega Solar Power Corporation. This investment was included in “Other long-term investments” of Consolidated Balance Sheets.

8. LEASE RECEIVABLES

Lease receivables represent capital leases which consist of sales-type leases. Most of the lease receivables are recognized at TA Triumph-Adler GmbH, a subsidiary of Kyocera Document Solutions Inc., and its consolidated subsidiaries. These receivables typically have terms ranging from one year to seven years. The lease receivables, which are included in other current assets and other assets in the accompanying consolidated balance sheets, are as follows:

	March 31,
	2013	2014
	(Yen in millions)
Total minimum lease payments receivable	¥34,073	¥36,980
Unguaranteed residual values	1,176	1,213
Unearned income	(2,325)	(2,346)
Executory costs	(12)	(12)

	32,912	35,835
Less, allowance for doubtful receivables	(238)	(283)

	32,674	35,552
Less, portion due within one year	(11,720)	(12,678)

Total	¥20,954	¥22,874

A reconciliation of the beginning and ending amounts of allowance for doubtful accounts related to lease receivables are as follows:

	Years ended March 31,
	2012	2013	2014
	(Yen in millions)
Balance at beginning of year	¥493	¥382	¥238
Charged to costs or expenses, or charge-off	(69)	(187)	3
Others*	(42)	43	42

Balance at end of year	¥382	¥238	¥283

*	Others consist mainly of foreign currency translation adjustments.

TA Triumph-Adler GmbH and its consolidated subsidiaries estimate allowances for doubtful accounts related to lease receivables at the portfolio level.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The future minimum lease payments to be received under financing leases for future years are as follows:

Years ending March 31,	(Yen in millions)
2015	¥13,690
2016	9,726
2017	7,072
2018	4,539
2019	1,634
2020 and thereafter	319

Total	¥36,980

TA Triumph-Adler GmbH and its consolidated subsidiaries transferred the capital lease receivables to a third party in exchange for cash, however, the transfer was not qualified as a sale for financial reporting purpose because TA Triumph-Adler GmbH and its consolidated subsidiaries have a right to repurchase the receivables. Accordingly, Kyocera has accounted for the cash received as a secured borrowing and it has been included in long-term debt. As a result of the transaction, the capital lease receivables in the amount of ¥27,065 million and ¥29,389 million have been recorded on the balance sheets as of March 31, 2013 and 2014, respectively.

9. GOODWILL AND OTHER INTANGIBLE ASSETS

Intangible assets are summarized as follows:

	March 31,
	2013		2014
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(Yen in millions)
Intangible assets subject to amortization:
Customer relationships	¥37,314	¥16,454	¥32,603	¥11,816
Software	35,522	24,764	37,838	27,041
Non-patent technology	3,266	323	5,600	708
Other	29,401	16,041	31,138	16,105

Total	¥105,503	¥57,582	¥107,179	¥55,670

	March 31,
	2013	2014
	Gross Carrying Amount	Gross Carrying Amount
	(Yen in millions)
Intangible assets not subject to amortization:
Trademark	¥6,660	¥7,816
Other	2	1

Total	¥6,662	¥7,817

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Intangible assets acquired during the year ended March 31, 2014 are as follows:

Year ended March 31, 2014
(Yen in millions)
Intangible assets subject to amortization:
Customer relationships	¥1,200
Software	5,203
Non-patent technology	1,845
Other	2,225

Total	¥10,473

The weighted average amortization periods for customer relationships, software and non-patent technology which were acquired during the year ended March 31, 2014 are 13 years, three years and eight years, respectively.

Total amortization of intangible assets during the years ended March 31, 2012, 2013 and 2014 amounted to ¥10,387 million, ¥10,292 million and ¥10,177 million, respectively. The estimated aggregate amortization expenses for intangible assets for the next five years are as follows:

Years ending March 31,	(Yen in millions)
2015	¥8,736
2016	7,322
2017	6,179
2018	5,339
2019	4,300

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The changes in the amounts of goodwill by reporting segment in the years ended March 31, 2013 and 2014 are as follows:

	Fine Ceramic Parts Group	Semiconductor Parts Group	Applied Ceramic Products Group	Electronic Device Group	Telecommunications Equipment Group	Information Equipment Group	Others	Total
	(Yen in millions)
Balance at March 31, 2012
Goodwill	¥100	¥1,262	¥19,060	¥40,863	¥18,456	¥12,835	¥4,595	¥97,171
Accumulated impairment losses	—	—	(5,415)	—	—	(22)	(2,695)	(8,132)

	100	1,262	13,645	40,863	18,456	12,813	1,900	89,039
Goodwill acquired during the year	—	—	—	3,419	—	272	6,305	9,996
Impairment of goodwill	—	—	—	—	—	—	—	—
Translation adjustments and reclassification to other accounts	—	51	1,453	1,390	—	1,496	—	4,390

Balance at March 31, 2013
Goodwill	100	1,313	20,513	45,672	18,456	14,603	10,900	111,557
Accumulated impairment losses	—	—	(5,415)	—	—	(22)	(2,695)	(8,132)

	100	1,313	15,098	45,672	18,456	14,581	8,205	103,425
Goodwill acquired during the year	—	5,548	—	158	—	—	—	5,706
Impairment of goodwill	—	—	—	(729)	—	—	—	(729)
Translation adjustments and reclassification to other accounts	—	40	2,329	3,656	—	2,205	—	8,230

Balance at March 31, 2014
Goodwill	100	6,901	22,842	49,486	18,456	16,808	10,900	125,493
Accumulated impairment losses	—	—	(5,415)	(729)	—	(22)	(2,695)	(8,861)

	¥100	¥6,901	¥17,427	¥48,757	¥18,456	¥16,786	¥8,205	¥116,632

The goodwill of ¥5,706 million which Kyocera acquired during the year ended March 31, 2014 was mainly based on the acquisition of the common stocks of Kyocera Circuit Solutions, Inc., included in Semiconductor Parts Group.

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

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

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

The fair value of the Telecommunications Equipment Group reporting unit (which includes goodwill of ¥18,456 million in its carrying amount as of March 31, 2014) exceeded its carrying amount by 17.9% as of January 1, 2014. However, there is a significant future impairment risk to goodwill if the future net cash flows of the Telecommunications Equipment Group are adversely affected by future market conditions or increased negative operating results or changes to key assumptions including the discount rate applied.

The fair value calculated in the first step (“identification of potential impairment”) of the goodwill impairment test for the Telecommunications Equipment Group was determined by using a discounted cash flows model. This model calculates the fair value by discounting projected future net cash flows to the present value. Key assumptions used in the discounted cash flows model are estimates of future net cash flows and the discount rate used. Future net cash flows are projected using the best information available. The discount rate applied was determined as the weighted-average cost of capital of 7.7% mainly based on cost of equity calculated by commonly used capital assets pricing model and current market conditions. Key future net cash flow assumptions also include the terminal value of the reporting unit, based on a growth rate of 0%, future estimated capital expenditures and changes in future working capital.

In the year ended March 31, 2014, Kyocera recognized impairment losses on goodwill in the amounts of ¥729 million in the Electronic Device Group, due to significant decline in the fair value attributable to decline in sales and profit. The fair value of this goodwill was determined through the use of various methodologies such as discounted cash flows and comparable valuations of similar companies.

10. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2013 and 2014 are comprised of the following:

	March 31,
	2013	2014
Average interest rates on loans from banks and others	1.43%	1.17%

	March 31,
	2013	2014
	(Yen in millions)
Secured	¥135	¥253
Unsecured	3,000	3,811

	¥3,135	¥4,064

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Long-term debt at March 31, 2013 and 2014 are comprised of the following:

	March 31,
	2013	2014
Range of interest rates on loans from banks and others	0.20%-7.01%	0.20%-7.01%

	March 31,
	2013	2014
	(Yen in millions)
Secured	¥29,086	¥30,537
Unsecured	1,586	1,289

	30,672	31,826
Less, portion due within one year	(9,817)	(12,360)

	¥20,855	¥19,466

Aggregate maturities of long-term debt at March 31, 2014 are as follows:

Years ending March 31,	(Yen in millions)
2016	¥8,526
2017	5,798
2018	3,345
2019	1,448
2020 and thereafter	349

¥19,466

Kyocera’s assets pledged as collateral of property, plant and equipment, net of accumulated depreciation and intangible assets for loans from banks at March 31, 2013 and 2014 are as follows:

	March 31,
	2013	2014
	(Yen in millions)
Property, plant and equipment, net of accumulated depreciation	¥3,869	¥4,112

As described in Note 8 to the Consolidated Financial Statement, since transferring of the capital lease receivables did not qualify as a sale for financial reporting purpose, Kyocera has accounted for the cash received as a secured borrowing. As a result of the transaction, capital lease receivables in the amount of ¥27,065 million and ¥29,389 million as of March 31, 2013 and 2014 have been recorded on the balance sheets, respectively.

11. BENEFIT PLANS

Domestic:

Defined benefit plans

At March 31, 2014, Kyocera Corporation and its major domestic subsidiaries sponsor funded defined benefit pension plans or unfunded retirement and severance plans for their employees. They use a “point system” whereby benefits under the plan are calculated according to (i) accumulated “points” that are earned based on employees’ position, extent of contribution and length of service period during employment, and (ii) conditions

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

at the time of retirement. In addition, employees were provided an option to select how benefit payments will be made. Employees may elect to receive up to 50% of the accumulated points balance as an annuity payment over the employees’ lifetime with the remainder of the accumulated points being distributed in installments over a fixed period of up to 20 years.

The funded status of the benefit plans at Kyocera Corporation and its major domestic subsidiaries as of March 31, 2013 and 2014 are as follows:

	March 31,
	2013	2014
	(Yen in millions)
Change in projected benefit obligations:
Projected benefit obligations at beginning of year	¥159,988	¥177,562
Service cost	10,049	11,457
Interest cost	2,324	1,709
Actuarial (gain) loss	10,558	(962)
Benefits paid	(6,329)	(6,545)
Acquisitions of Business	972	4,469
Other	—	(566)

Projected benefit obligations at end of year	177,562	187,124
Change in plan assets:
Fair value of plan assets at beginning of year	156,856	166,697
Actual return on plan assets	5,612	7,052
Employer’s contribution	9,651	14,580
Benefits paid	(6,215)	(6,417)
Acquisitions of Business	793	1,091

Fair value of plan assets at end of year	166,697	183,003

Funded status	¥(10,865)	¥(4,121)

The acquisition of business in the year ended March 31, 2013 was the acquisition of the domestic operation of the Tantalum Components Division of Nichicon Corporation by AVX Corporation, a U.S. based subsidiary, and the acquisition of business in the year ended March 31, 2014 was a new consolidation of Kyocera Circuit Solutions, Inc., as a wholly owned subsidiary.

Amounts recognized in the consolidated balance sheets consist of:

	March 31,
	2013	2014
	(Yen in millions)
Other assets	¥372	¥6,609
Accrued pension and severance liabilities	(11,237)	(10,730)

Net amount recognized	¥(10,865)	¥(4,121)

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Amounts recognized in accumulated other comprehensive income (loss) consist of:

	March 31,
	2013	2014
	(Yen in millions)
Prior service cost	¥28,603	¥24,839
Actuarial loss	(49,357)	(42,838)

Accumulated other comprehensive loss	¥(20,754)	¥(17,999)

	March 31,
	2013	2014
	(Yen in millions)
Accumulated benefit obligation at end of year	¥176,982	¥187,124
Pension plans with an accumulated benefit obligation in excess of plan assets at the end of year are as follows:
Projected benefit obligation	¥172,778	¥32,427
Accumulated benefit obligation	172,198	32,427
Fair value of plan assets	161,541	21,697

Net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries in the years ended March 31, 2012, 2013 and 2014, include the following components:

	Years ended March 31,
	2012	2013	2014
	(Yen in millions)
Service cost	¥9,410	¥10,049	¥11,457
Interest cost	2,506	2,324	1,709
Expected return on plan assets	(3,358)	(3,467)	(3,335)
Amortization of prior service cost	(4,329)	(4,329)	(4,341)
Recognized actuarial loss	1,140	1,510	1,886

Net periodic pension costs	¥5,369	¥6,087	¥7,376

Changes in other comprehensive income (loss) at Kyocera Corporation and its major domestic subsidiaries in the years ended March 31, 2012, 2013 and 2014 mainly consist of the following components:

	Years ended March 31,
	2012	2013	2014
	(Yen in millions)
Prior service cost due to plan amendments	¥(3)	¥—	¥577
Net actuarial gain (loss) incurred during the year	(6,857)	(8,413)	4,633
Amortization of prior service cost	(4,329)	(4,329)	(4,341)
Recognized actuarial loss	1,140	1,510	1,886

Total	¥(10,049)	¥(11,232)	¥2,755

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Prior service cost and actuarial loss expected to be amortized at Kyocera Corporation and its major domestic subsidiaries in the year ending March 31, 2015 are as follows:

Year ending March 31, 2015
(Yen in millions)
Amortization of prior service cost	¥(4,286)
Recognized actuarial loss	1,621

Assumptions used to determine projected benefit obligations at Kyocera Corporation and its major domestic subsidiaries at March 31, 2013 and 2014 are as follows:

	March 31,
	2013	2014
Discount rate (%)	0.25-1.00	0.50-1.00

Assumptions used to determine net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries for the years ended March 31, 2012, 2013 and 2014 are as follows:

	Years ended March 31,
	2012	2013	2014
Discount rate (%)	1.00-1.75	0.75-1.50	0.25-1.00
Expected long-term rate of return on plan assets (%)	2.00-2.20	1.35-2.20	1.35-2.50

Rate of increase in compensation levels was not used in the calculation of projected benefit obligation and net periodic pension costs for the years ended March 31, 2012, 2013 and 2014 under the “point system.”

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

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Plan assets

Plan assets categories at Kyocera Corporation and its major domestic subsidiaries at March 31, 2013 and 2014 are as follows:

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

	March 31,
	2013				2014
	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)	Total	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)	Total
	(Yen in millions)
Life insurance company general account	¥—	¥92,160	¥—	¥92,160	¥—	¥94,907	¥—	¥94,907
Equity securities:
Domestic	1,312	—	—	1,312	1,550	—	—	1,550
International	7,740	—	—	7,740	9,678	—	—	9,678
Pooled funds(1)	—	14,119	—	14,119	—	21,358	—	21,358
Debt securities:
Corporate bonds	19,066	—	—	19,066	18,819	—	—	18,819
Pooled funds(2)	—	6,290	—	6,290	—	7,363	—	7,363
Other types of investments:
Equity long/short
International(3)	—	3,973	—	3,973	—	1,088	—	1,088
Debt long/short(4)	—	6,847	—	6,847	—	3,023	—	3,023
Real Estate funds(5)	—	—	6,015	6,015	—	—	13,338	13,338
Large-scale solar power generation business funds	—	—	—	—	—	—	2,739	2,739
Other	—	2,048	1,419	3,467	—	—	1,448	1,448
Cash and cash equivalents	5,708	—	—	5,708	7,692	—	—	7,692

Total	¥33,826	¥125,437	¥7,434	¥166,697	¥37,739	¥127,739	¥17,525	¥183,003

(1)	This category includes pooled funds that mainly invest in domestic and international equity securities that are listed on securities exchanges.
(2)	This category includes pooled funds that mainly invest in domestic government bonds and municipal bonds.
(3)	This category includes trust funds that mainly invest both long and short in equity securities that are listed on international securities exchanges.
(4)	This category includes trust funds that mainly invest both long and short in government bonds.
(5)	This category includes private open-ended real estate funds.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Kyocera Corporation and its major domestic subsidiaries manage and operate their plan assets with a target of obtaining better performance more than earnings from the expected rate of return on plan assets to ensure the sources of funds sufficient to cover the pension benefits paid to participants and beneficiaries into the future. In terms of the plan assets management, Kyocera Corporation and its major domestic subsidiaries make appropriate investment choices and optimal portfolios with a consideration of its performances, expected returns and risks, and entrusts their plan assets to the fund trustees which can be expected to be the most appropriate to accomplish Kyocera’s objective. Kyocera Corporation and its major domestic subsidiaries also make an effort to maintain their portfolios within reasonable allocations of plan assets. Kyocera Corporation and its major domestic subsidiaries evaluate their categories of plan assets allocations and can change their portfolios when it is needed. Kyocera Corporation and its major domestic subsidiaries’ long-term strategy is for target allocations of approximately 60% investment in life insurance company general accounts, approximately 25% main investment in equity securities that are listed on securities exchanges and in debt securities such as governments bonds, approximately 10% investment in long-term operation assets such as real estate funds, and approximately 5% holding in cash and cash equivalents.

The following table presents additional information about Level 3 assets measured at fair value on recurring basis for the years ended March 31, 2013 and 2014. Plan assets of Level 3 are invested in real estate funds, multi-strategy hedge funds and large-scale solar power generation business funds, which are valued at their net asset values that are provided by the fund manager or general partner of the funds. The net asset values are based on the fair value of the underlying assets owned by the funds, minus its liabilities then divided by the number of units outstanding.

	Years ended March 31,
	2013	2014
	(Yen in millions)
Balance at beginning of year	¥1,757	¥7,434
Actual return on plan assets:
Relating to assets still held at end of year	72	566
Relating to assets sold during the year	(26)	(23)
Purchases, sales and settlements	5,631	9,548

Balance at end of year	¥7,434	¥17,525

Kyocera Corporation and its major domestic subsidiaries forecast to contribute ¥10,750 million to the defined benefit pension plans in the year ending March 31, 2015.

Estimated future benefit payments at Kyocera Corporation and its major domestic subsidiaries are as follows:

Years ending March 31,	(Yen in millions)
2015	¥7,079
2016	7,317
2017	7,681
2018	8,756
2019	10,030
2020 to 2024	56,105

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

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

TA Triumph-Adler GmbH (TA), a German subsidiary of Kyocera Document Solutions Inc., maintains a defined benefit pension plan, which covers certain employees in Germany. TA does not maintain an external fund for this benefit pension plan.

The following table sets forth the funded status of the plans at KII, AVX and TA as of March 31, 2013 and 2014:

	March 31,
	2013	2014
	(Yen in millions)
Change in benefit obligations:
Benefit obligations at beginning of year	¥37,845	¥46,504
Service cost	348	487
Interest cost	1,667	1,912
Plan participants’ contributions	7	9
Actuarial (gain) loss	5,024	(1,878)
Benefits paid	(1,927)	(2,497)
Partial settlement of pension plan	(1,220)	—
Foreign exchange adjustment	4,798	7,205
Other	(38)	(63)

Benefit obligations at end of year	¥46,504	¥51,679

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	March 31,
	2013	2014
	(Yen in millions)
Change in plan assets:
Fair value of plan assets at beginning of year	¥18,751	¥24,209
Actual return on plan assets	1,887	2,332
Employer contribution	3,097	1,153
Plan participants’ contributions	7	9
Benefits paid	(911)	(1,244)
Partial settlement of pension plan	(1,220)	—
Foreign exchange adjustment	2,636	3,603
Other expenses	(38)	(63)

Fair value of plan assets at end of year	24,209	29,999

Funded status	¥(22,295)	¥(21,680)

Amounts recognized in the consolidated balance sheets consist of:

	March 31,
	2013	2014
	(Yen in millions)
Accrued pension and severance liabilities	¥(22,295)	¥(21,680)

Amounts recognized in accumulated other comprehensive income (loss) consist of:

	March 31,
	2013	2014
	(Yen in millions)
Prior service cost	¥(66)	¥(63)
Actuarial loss	(13,892)	(12,557)

Accumulated other comprehensive loss	¥(13,958)	¥(12,620)

	March 31,
	2013	2014
	(Yen in millions)
Accumulated benefit obligation at end of year	¥44,741	¥49,950

Pension plans with an accumulated benefit obligation in excess of plan assets at the end of year:

	March 31,
	2013	2014
	(Yen in millions)
Projected benefit obligation	¥46,504	¥51,679
Accumulated benefit obligation	44,741	49,950
Fair value of plan assets	24,209	29,999

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Net periodic pension costs at KII, AVX and TA in the years ended March 31, 2012, 2013 and 2014 include the following components:

	Years ended March 31,
	2012	2013	2014
	(Yen in millions)
Service cost	¥293	¥348	¥487
Interest cost	1,764	1,667	1,912
Expected return on plan assets	(1,259)	(1,225)	(1,655)
Amortization of prior service cost	8	9	10
Recognized actuarial loss	204	422	793
Partial settlement of pension plan	—	451	—

Net periodic pension costs	¥1,010	¥1,672	¥1,547

Changes in other comprehensive income (loss) at KII, AVX and TA in the years ended March 31, 2012, 2013 and 2014 mainly consist of the following components:

	Years ended March 31,
	2012	2013	2014
	(Yen in millions)
Net actuarial gain (loss) incurred during the year	¥(3,498)	¥(4,362)	¥2,555
Amortization of prior service cost	8	9	10
Recognized actuarial loss	204	422	793
Partial settlement of pension plan	—	451	—

Total	¥(3,286)	¥(3,480)	¥3,358

Prior service cost and actuarial loss expected to be amortized at KII, AVX and TA in the year ending March 31, 2015 are as follows:

Year ending March 31, 2015
(Yen in millions)
Amortization of prior service cost	¥10
Recognized actuarial loss	588

Assumptions used to determine projected benefit obligations of the plans at KII, AVX and TA as of March 31, 2013 and 2014 are as follows:

	March 31,
	2013	2014
Discount rate (%)	3.10-4.57	3.00-4.79
Rate of increase in compensation levels (%)	2.50-3.90	2.50-3.90

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Assumptions used to determine net periodic pension costs at KII, AVX and TA in the years ended March 31, 2012, 2013 and 2014 are as follows:

Years ended March 31,
	2012	2013	2014
Discount rate (%)	5.15-5.75	4.00-5.00	3.10-4.57
Rate of increase in compensation levels (%)	2.50-4.00	2.50-3.80	2.50-3.90
Expected long-term rate of return on plan assets (%)	6.40-7.75	5.52-7.75	5.17-7.75

KII and AVX determine their expected long-term rate of return on plan assets based on the consideration of the current expectations for future returns and the historical returns of other plan assets categories in which they invest.

Plan assets

KII’s and AVX’s plan assets categories at March 31, 2013 and 2014 are as follows:

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

	March 31,
	2013				2014
	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)	Total	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)	Total
	(Yen in millions)
Equity securities:
International	¥6,200	¥—	¥—	¥6,200	¥8,278	¥—	¥—	¥8,278
Debt securities:
Government bonds	453	—	—	453	573	—	—	573
Government agency bonds	—	841	—	841	—	1,076	—	1,076
Corporate bonds	—	573	—	573	—	878	—	878
Pooled separate accounts*	—	14,499	—	14,499	—	18,306	—	18,306
Other	—	1,575	—	1,575	—	776	—	776
Cash and cash equivalents	68	—	—	68	112	—	—	112

Total	¥6,721	¥17,488	¥—	¥24,209	¥8,963	¥21,036	¥—	¥29,999

*	This category includes pooled separate accounts held by AVX that mainly invest in equity securities and debt securities.

KII’s long-term strategy is for target allocation of 70%-80% equity securities and 20%-30% debt securities for its defined benefit plans. AVX’s long-term strategy is for target allocation of 50% equity and 50% fixed income for its U.S. defined benefit plans and 45% equity and 55% fixed income for its European defined benefit plans.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

KII and AVX forecast to contribute ¥1,295 million to the defined benefit pension plans in the year ending March 31, 2015.

Estimated future benefit payments of the plans at KII, AVX and TA are as follows:

Years ending March 31,	(Yen in millions)
2015	¥2,683
2016	2,694
2017	2,720
2018	2,744
2019	2,762
2020 to 2024	14,151

(2) Savings plans

KII and AVX maintain retirement savings plans which allow eligible U.S. employees to defer part of their annual compensation.

AVX also maintains non-qualified deferred compensation programs which permit key employees to annually elect to defer a portion of their compensation until retirement. Contributions to the plans are as follow:

	Years ended March 31,
	2012	2013	2014
	(Yen in millions)
Contributions to the plans	¥505	¥493	¥659

12. DERIVATIVES AND HEDGING

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

Other Derivatives:

Kyocera’s main direct foreign export sales and some import purchases are denominated in the customers’ and suppliers’ local currencies, principally the U.S. dollar and the Euro. Kyocera purchases foreign currency forward contracts to protect against the adverse effects that exchange rate fluctuations may have on foreign-currency-denominated trade receivables and payables. The gains and losses on both the derivatives and the foreign-currency-denominated trade receivables and payables are recorded as foreign currency transaction gains, net in the consolidated statement of income. Kyocera does not adopt hedge accounting for such derivatives.

The aggregate contractual amounts of derivative financial instruments at March 31, 2013 and 2014 are as follows:

	March 31,
	2013	2014
	(Yen in millions)
Derivatives designated as hedging instruments:
Foreign currency forward contracts	¥12,225	¥14,277
Interest rate swaps	120	89

Total	12,345	14,366
Derivatives not designated as hedging instruments:
Foreign currency forward contracts	163,526	162,171

Total derivatives	¥175,871	¥176,537

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The location and fair value of derivative financial instruments in the consolidated balance sheets at March 31, 2013 and 2014 are as follows:

		March 31,
	Location	2013	2014
		(Yen in millions)
Derivative assets:
Derivatives designated as hedging instruments:
Foreign currency forward contracts	Other current assets	¥105	¥56
Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Other current assets	851	356

Total derivative assets		¥956	¥412

Derivative liabilities:
Derivatives designated as hedging instruments:
Foreign currency forward contracts	Other current liabilities	¥192	¥34
Interest rate swaps	Other current liabilities	22	13

Total		214	47

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Other current liabilities	9,041	2,357

Total derivative liabilities		¥9,255	¥2,404

The location and amount of derivative financial instruments included in the comprehensive income for the years ended March 31, 2012, 2013 and 2014 are as follows:

Derivatives designated as cash flow hedge:

Gains (losses) recognized in net unrealized gains (losses) on derivative financial instruments

	Years ended March 31,
Type of derivatives	2012	2013	2014
	(Yen in millions)
Foreign currency forward contracts	¥(51)	¥23	¥64
Interest rate swaps	10	(21)	(256)

Total	¥(41)	¥2	¥(192)

Gains (losses) recognized in income, which are reclassified from net unrealized gains (losses) on derivative financial instruments (effective portion)

		Years ended March 31,
Type of derivatives	Location	2012	2013	2014
		(Yen in millions)
Foreign currency forward contracts	Net sales	¥12	¥97	¥29
Foreign currency forward contracts	Cost of sales	9	(248)	(292)
Interest rate swaps	Interest expense	13	24	—
Interest rate swaps	Other, net	—	—	(28)

Total		¥34	¥(127)	¥(291)

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)

		Years ended March 31,
Type of derivatives	Location	2012	2013	2014
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains, net	¥(14)	¥(21)	¥(5)

Derivatives not designated as hedging instruments:

Gains (losses) recognized in income

		Years ended March 31,
Type of derivatives	Location	2012	2013	2014
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains, net	¥(1,310)	¥(3,630)	¥6,189
Currency swaps	Foreign currency transaction gains, net	(7)	—	—

Total		¥(1,317)	¥(3,630)	¥6,189

13. COMMITMENTS AND CONTINGENCIES

As of March 31, 2014, Kyocera had contractual obligations for the acquisition or construction of property, plant and equipment aggregating ¥6,502 million principally due within one year.

Kyocera is a lessee under long-term operating leases primarily for office space and equipment. Rental expenses for operating leases were ¥10,586 million, ¥11,465 million and ¥12,876 million for the years ended March 31, 2012, 2013 and 2014, respectively.

The future minimum lease commitments under non-cancelable operating leases as of March 31, 2014 are as follows:

Years ending March 31,	(Yen in millions)
2015	¥5,991
2016	3,755
2017	2,260
2018	1,614
2019	1,278
2020 and thereafter	2,273

¥17,171

Kyocera has entered into purchase agreements for a certain portion of an anticipated quantity of materials used in its operations. Under those agreements, during the year ended March 31, 2014, Kyocera purchased ¥26,264 million and is obligated to purchase ¥210,799 million in total by the end of December 2020.

Kyocera guarantees the debt of employees, an investee and an unconsolidated subsidiary. As of March 31, 2014, the total amount of these guarantees was ¥531 million. The financial guarantees are made in the form of commitments and letters of awareness issued to financial institutions and generally obligate Kyocera to make payments in the event of default by the borrowers.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

AVX corporation (AVX), a U.S. based subsidiary, has been identified by the United States Environmental Protection Agency (EPA), state governmental agencies or other private parties as a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) or equivalent state or local laws for clean-up and response costs associated with certain sites at which remediation is required with respect to prior contamination. Because CERCLA or such state statutes authorize joint and several liability, the EPA or state regulatory authorities could seek to recover all clean-up costs from any one of the PRPs at a site despite the involvement of other PRPs. At certain sites, financially responsible PRPs other than AVX also are, or have been, involved in site investigation and clean-up activities. AVX believes that any liability resulting from these sites will be apportioned between AVX and other PRPs.

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

In 1991, in connection with a consent decree finally approved in 1992 (1992 Consent Decree), AVX paid ¥8,878 million ($66 million), plus interest, toward the environmental conditions at, and remediation of, New Bedford Harbor in the Commonwealth of Massachusetts (the harbor) in a settlement with the United States, the EPA and the Commonwealth of Massachusetts (the Governments), subject to reopener provisions, including a reopener if certain remediation costs for the site exceed ¥13,442 million ($130.5 million).

On April 18, 2012, the EPA issued a Unilateral Administrative Order (UAO) directing AVX to perform certain remedial actions for the harbor clean-up pursuant to the reopener provisions.

On October 10, 2012, the Governments and AVX announced that they had reached a settlement with respect to the EPA’s ongoing clean-up of the harbor. That agreement is set forth in a Supplemental Consent Decree (Supplemental CD) that modifies certain provisions of the 1992 Consent Decree, including elimination of the Governments’ right to invoke any clean-up reopener provisions in the future. Under the terms of the settlement, AVX was obligated to pay ¥37,324 million ($366.25 million), plus interest computed from August 1, 2012, in three installments over a two-year period for use by the EPA and the Commonwealth to complete the clean-up of the harbor. The settlement also required the EPA to withdraw the UAO. The United States District Court approved the settlement and entered the Supplemental CD on September 19, 2013.

On October 18, 2013, AVX paid the initial settlement installment of ¥13,335 million ($133.35 million), plus accrued interest of ¥395 million ($3.95 million). On March 26, 2014, AVX prepaid a second settlement installment of ¥11,414 million ($110.82 million), plus accrued interest of ¥85 million ($0.82 million) on the remaining settlement amount through that date. In accordance with the terms of the Supplemental CD, AVX is obligated to pay ¥12,575 million ($122.08 million), plus interest on September 21, 2015. AVX has the option to prepay any portion of the remaining settlement balance at any time prior to the due date of the remaining installment.

AVX and Kyocera recorded a charge with respect to this matter in the amount of ¥7,900 million ($100 million) for the year ended March 31, 2012, and ¥21,300 million ($266.25 million) for the year ended March 31, 2013, which were included in selling, general and administrative expenses in the consolidated statements of income. As of March 31, 2014, AVX and Kyocera have recorded a liability of the amount of the third payment in accordance with the Supplemental CD.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

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

Kyocera is also subject to various lawsuits and claims which arise in the ordinary course of business. Kyocera consults with legal counsel and assesses the likelihood of adverse outcome of these contingencies. Kyocera records liabilities for these contingencies when the likelihood of an adverse outcome is probable and the amount can be reasonably estimated. Based on the information available, management believes that damages, if any, resulting from these actions will not have a significant impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

14. EQUITY

Under the Companies Act of Japan (the Companies Act), the entire amount paid in for the shares is principally required to be capitalized as stated capital, although Kyocera Corporation may, by resolution of its Board of Directors, capitalize an amount not exceeding one-half of the amount paid in for the shares as additional paid-in capital.

The Companies Act requires a domestic company to appropriate as legal reserve or additional paid-in capital, an amount equal to 10% of the amount paid out for dividends until the sum of the legal reserve and additional paid-in capital equals 25% of its stated capital. The legal reserve and additional paid-in capital, which could be decreased due to shareholder actions, may be transferred to stated capital or used to reduce a deficit principally. The appropriated legal reserve at March 31, 2014 included in retained earnings was ¥18,523 million.

The Companies Act does not permit any payment of dividends in connection with repurchased treasury stock. Kyocera repurchased treasury stock mainly for the expeditious execution of capital strategies in the future, which are restricted as to the payment of cash dividends. The amount of statutory retained earnings of Kyocera Corporation available for the payment of dividends to shareholders at March 31, 2014 was ¥787,629 million.

Based on a resolution to undertake a stock split at the meeting of the Board of Directors held on August 28, 2013, Kyocera Corporation undertook a stock split at the ratio of two-for-one of all common stock on October 1, 2013, and based on a resolution at the meeting of the Board of Directors held on January 29, 2014 to retire treasury stock pursuant to Article 178 of the Companies Act of Japan, Kyocera Corporation retired 5,000,000 shares of its common stock held as treasury stock on February 12, 2014.

The accompanying consolidated financial statements for the year ended March 31, 2014 do not include any provision for the year-end dividend of ¥40 per share aggregating ¥14,675 million payable on June 27, 2014 which was approved by the shareholders at the shareholder’s meeting held on June 26, 2014. Kyocera’s equity in retained earnings or deficits of affiliates and an unconsolidated subsidiary accounted for by the equity method of accounting aggregating ¥(1,491) million at March 31, 2014 was included in retained earnings.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Changes in accumulated other comprehensive income are as follows:

	Net Unrealized Gains on Securities	Net Unrealized Losses on Derivative Financial Instruments	Pension Adjustments	Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Income
	(Yen in millions)
Balance at March 31, 2011	¥32,235	¥(29)	¥(3,534)	¥(104,305)	¥(75,633)
Net change for the year	8,502	(41)	(8,750)	(5,538)	(5,827)
Other	(2)	0	(6)	(171)	(179)

Balance at March 31, 2012	40,735	(70)	(12,290)	(110,014)	(81,639)
Net change for the year	94,513	2	(11,111)	48,648	132,052
Other	—	0	(14)	(261)	(275)

Balance at March 31, 2013	135,248	(68)	(23,415)	(61,627)	50,138
Other comprehensive income (loss), net
Other comprehensive income (loss) before reclassifications	160,366	(488)	3,402	40,214	203,494
Amounts reclassified from accumulated other comprehensive income	(1,831)	296	(1,079)	—	(2,614)

Other comprehensive income (loss), net	158,535	(192)	2,323	40,214	200,880

Equity transactions with noncontrolling interests	—	0	(9)	(46)	(55)

Balance at March 31, 2014	¥293,783	¥(260)	¥(21,101)	¥(21,459)	¥250,963

Tax effects allocated to each component of other comprehensive income (loss) and adjustments, excluding amounts attributable to noncontrolling interests, are as follows:

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Yen in millions)
For the year ended March 31, 2012:
Net unrealized gains on securities:
Amount arising during the year	¥10,419	¥(2,722)	¥7,697
Reclassification adjustments for gains and losses realized in net income	1,365	(560)	805

Net change for the year	11,784	(3,282)	8,502
Net unrealized losses on derivative financial instruments:
Amount arising during the year	(22)	1	(21)
Reclassification adjustments for gains and losses realized in net income	(30)	10	(20)

Net change for the year	(52)	11	(41)
Pension adjustments:
Amount arising during the year	(10,246)	3,327	(6,919)
Reclassification adjustments for gains and losses realized in net income	(2,983)	1,152	(1,831)

Net change for the year	(13,229)	4,479	(8,750)
Foreign currency translation adjustments	(5,538)	—	(5,538)

Other comprehensive income (loss)	¥(7,035)	¥1,208	¥(5,827)

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Yen in millions)
For the year ended March 31, 2013:
Net unrealized gains on securities:
Amount arising during the year	¥151,607	¥(55,708)	¥95,899
Reclassification adjustments for gains and losses realized in net income	(3,800)	2,414	(1,386)

Net change for the year	147,807	(53,294)	94,513
Net unrealized gains on derivative financial instruments:
Amount arising during the year	(170)	24	(146)
Reclassification adjustments for gains and losses realized in net income	182	(34)	148

Net change for the year	12	(10)	2
Pension adjustments:
Amount arising during the year	(13,508)	3,689	(9,819)
Reclassification adjustments for gains and losses realized in net income	(1,940)	648	(1,292)

Net change for the year	(15,448)	4,337	(11,111)
Foreign currency translation adjustments	48,648	—	48,648

Other comprehensive income (loss)	¥181,019	¥(48,967)	¥132,052

For the year ended March 31, 2014:
Net unrealized gains on securities:
Amount arising during the year	¥250,322	¥(89,956)	¥160,366
Reclassification adjustments for gains and losses realized in net income	(2,861)	1,030	(1,831)

Net change for the year	247,461	(88,926)	158,535
Net unrealized losses on derivative financial instruments:
Amount arising during the year	(692)	204	(488)
Reclassification adjustments for gains and losses realized in net income	370	(74)	296

Net change for the year	(322)	130	(192)
Pension adjustments:
Amount arising during the year	5,341	(1,939)	3,402
Reclassification adjustments for gains and losses realized in net income	(1,746)	667	(1,079)

Net change for the year	3,595	(1,272)	2,323
Foreign currency translation adjustments	40,214	—	40,214

Other comprehensive income (loss)	¥290,948	¥(90,068)	¥200,880

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The amounts reclassified out of accumulated other comprehensive income and the affected line items in the consolidated statements of income for the year ended March 31, 2014 are as follows:

Details about accumulated other comprehensive income components	Affected line items	For the year ended March 31, 2014
		(Yen in millions)
Net unrealized gains (losses) on securities:
Sales of securities	Other, net	¥(2,862)

	Income before income taxes	(2,862)
	Income taxes	1,030

	Net income	(1,832)
	Net income attributable to noncontrolling interests	1

	Net income attributable to shareholders of Kyocera Corporation	(1,831)

Net unrealized gains (losses) on derivative financial Instruments:
Foreign currency forward contracts and interest rate swaps	Net sales	(50)
	Cost of sales	491
	Foreign currency transaction gains, net	8
	Other, net	44

	Income before income taxes	493
	Income taxes	(95)

	Net income	398
	Net income attributable to noncontrolling interests	(102)

	Net income attributable to shareholders of Kyocera Corporation	296

Pension adjustments:
Amortization of prior service cost and recognized actuarial loss	*1	(1,652)

	Income before income taxes	(1,652)
	Income taxes	629

	Net income	(1,023)
	Net income attributable to noncontrolling interests	(56)

	Net income attributable to shareholders of Kyocera Corporation	(1,079)

Total reclassifications for the period		¥(2,614)

*1	As for the affected line items in the consolidated statements of income by reclassification of pension adjustments, please refer to the Note 11 to the Consolidated Financial Statements.
*2	Amounts in parentheses indicate gains in the consolidated statements of income.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

15. INCOME TAXES

Income before income taxes and income taxes for the years ended March 31, 2012, 2013 and 2014 are comprised of the following components:

	Years ended March 31,
	2012	2013	2014
	(Yen in millions)
Income before income taxes:
Domestic	¥77,813	¥81,713	¥93,353
Foreign	37,080	19,650	52,915

Total income before income taxes	¥114,893	¥101,363	¥146,268

Income taxes:
Current income taxes:
Domestic	¥20,685	¥27,906	¥32,761
Foreign	13,514	11,749	8,139

Total current income taxes	34,199	39,655	40,900

Deferred income taxes:
Domestic	(1,148)	1,045	3,368
Foreign	(2,916)	(6,688)	6,986

Total deferred income taxes	(4,064)	(5,643)	10,354

Total income taxes	¥30,135	¥34,012	¥51,254

In Japan, a company is subject to a number of taxes, based on income, which in the aggregate indicate normal statutory income tax rates of approximately 41.0%, 38.0% and 38.0% for the years ended 2012, 2013 and 2014, respectively.

Reconciliations between the Japanese statutory income tax rate and Kyocera’s effective income tax rate for the years ended March 31, 2012, 2013 and 2014 are as follows:

	Years ended March 31,
	2012	2013	2014
Japanese statutory income tax rate	41.0%	38.0%	38.0%
Difference in statutory tax rates of foreign subsidiaries	(6.4)	(4.8)	(4.3)
Change in valuation allowance	(1.1)	2.8	3.6
Tax credit for research and development expenses	(2.1)	(3.1)	(3.0)
Uncertainty in income taxes	1.3	(0.2)	0.4
Tax rate change*	(7.2)	—	1.2
Other	0.7	0.9	(0.9)

Effective income tax rate	26.2%	33.6%	35.0%

*	Tax rate change for the year ended March 31, 2012:

In accordance with the Law to Amend a Part of the Income Tax Law to Implement a Tax System Corresponding to Changes in the Economy and Social Structure (Law No. 114 of 2011) and the Special Measures Law to Secure Necessary Financial Resources to Execute Measures for Reconstruction from the Great East Japan Earthquake

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

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

*	Tax rate change for the year ended March 31, 2014:

In accordance with the law “Partial Amendment of the Income Tax Act, etc.” (Law No.10 of 2014) in Japan on March 31, 2014, special reconstruction corporation tax was repealed a year ahead of the original schedule and will not be imposed from the annual reporting periods commencing on and after April 1, 2014. As a result of such amendments, the effective Japanese statutory corporate tax rate of 38% previously applied for calculation of the amount of deferred tax assets and deferred tax liabilities has been reduced to 36% with respect to temporary differences to be realized during the annual reporting periods commencing on and after April 1, 2014.

The components of the deferred tax assets and deferred tax liabilities at March 31, 2013 and 2014 are as follows:

	March 31,
	2013	2014
	(Yen in millions)
Deferred tax assets:
Enterprise tax	¥1,643	¥1,818
Inventories	20,250	19,433
Provision for doubtful accounts and loss on bad debts	1,399	1,543
Accrued expenses	20,517	14,062
Employee benefits	26,063	27,443
Depreciation and amortization	35,898	38,260
Securities	1,530	1,140
Net operating losses and tax credit carry forwards	30,241	33,205
Other	4,144	4,919

Total gross deferred tax assets	141,685	141,823
Valuation allowance	(34,414)	(39,496)

Net deferred tax assets	¥107,271	¥102,327

Deferred tax liabilities:
Depreciation and amortization	¥16,365	¥18,656
Securities	152,251	241,341
Prepaid benefit cost	165	2,063
Other	7,203	6,728

Total deferred tax liabilities	¥175,984	¥268,788

Net deferred tax liabilities	¥(68,713)	¥(166,461)

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Net deferred tax assets and liabilities at March 31, 2013 and 2014 are reflected in the consolidated balance sheets under the following captions.

	March 31,
	2013	2014
	(Yen in millions)
Deferred income taxes—current assets	¥47,349	¥41,499
Other assets	35,753	30,871
Other current liabilities	(5,586)	(2,877)
Deferred income taxes—non-current liabilities	(146,229)	(235,954)

Net deferred tax liabilities	¥(68,713)	¥(166,461)

At March 31, 2014, Kyocera had net operating losses carried forward of approximately ¥127,190 million, which are available to offset future taxable income. Of these net operating losses carried forward, the amount of ¥34,305 million recorded at domestic subsidiaries will expire within next nine years, and the amount of approximately ¥25,944 million recorded at U.S. subsidiaries will expire within next 20 years. Certain other foreign subsidiaries have net operating losses carried forward totaling approximately ¥66,941 million of which most have no expiration date.

At March 31, 2014, Kyocera had tax credits carried forward of ¥2,659 million, which are available to offset future income taxes. Of these tax credits carried forward, the amount of ¥713 million and ¥1,731 million recorded at foreign subsidiaries will expire within 20 years and will be available without expiration, respectively.

Kyocera intends to reinvest certain undistributed earnings of foreign subsidiaries for an indefinite period of time. Therefore, no deferred tax liabilities have been provided on undistributed earnings of these subsidiaries, which are not expected to be remitted in the foreseeable future. Kyocera estimates this unrecognized deferred tax liabilities are ¥10,212 million at March 31, 2014. The undistributed earnings of these subsidiaries are ¥282,556 million at March 31, 2014.

Total gross deferred tax assets at March 31, 2013 and 2014 were reduced by valuation allowances of ¥34,414 million and ¥39,496 million, respectively.

A reconciliation of the beginning and end amount of gross valuation allowance for deferred tax asset is as follows:

	March 31,
	2012	2013	2014
	(Yen in millions)
Balance at beginning of year	¥24,687	¥25,192	¥34,414
Increase	2,667	9,824	3,519
Decrease	(3,523)	(4,356)	(1,044)
Other*	1,361	3,754	2,607

Balance at end of year	¥25,192	¥34,414	¥39,496

*	Other consists mainly of foreign currency translation adjustments and business combinations.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

A reconciliation of the beginning and end amount of gross unrecognized tax benefits is as follows:

	March 31,
	2012	2013	2014
	(Yen in millions)
Balance at beginning of year	¥6,874	¥3,050	¥4,064
Increase—tax position in prior years	277	1,430	1,457
Increase—tax position in current year	2,135	51	187
Decrease—tax position in prior years	(868)	(33)	(324)
Settlements with taxing authorities	(5,350)	(428)	(16)
Lapse of statute of limitations	(18)	(6)	(564)

Balance at end of year	¥3,050	¥4,064	¥4,804

Gross unrecognized tax benefits on the consolidated balance sheets that if recognized would affect the effective tax rate were ¥4,064 million and ¥4,804 million, at March 31, 2013 and 2014, respectively. Kyocera expects that a significant change in unrecognized tax benefits might occur within the next 12 months. However, Kyocera anticipates such change will not have significant impact on Kyocera’s consolidated results of operations and financial position.

Kyocera recorded interest and penalties related to unrecognized tax benefits as current income tax expenses in the consolidated statement of income in the amount of ¥59 million, ¥(25) million and ¥24 million for the year ended March 31, 2012, 2013 and 2014, respectively, and as other non-current liabilities in the consolidated balance sheet in the amounts of ¥228 million and ¥303 million at March 31, 2013 and 2014, respectively. The above table excludes this accrual for estimated interest and penalties.

At March 31, 2014 Kyocera is subject to income tax examinations by tax authorities for the tax year 2013 onwards in Japan, and for the tax year 2010 onwards in the United States for its major jurisdictions.

16. SUPPLEMENTAL EXPENSE INFORMATION

Supplemental expense information is as follows:

	Years ended March 31,
	2012	2013	2014
	(Yen in millions)
Research and development expenses	¥45,559	¥47,519	¥48,830
Advertising expenses	7,912	7,221	7,040
Shipping and handling cost included in selling, general and administrative expenses	17,203	19,636	24,643

17. SEGMENT REPORTING

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

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Main products or businesses of each reporting segment are as follows:

(1) Fine Ceramic Parts Group

Components for Semiconductor Processing Equipment and Flat Panel Display Manufacturing Equipment

Information and Telecommunication Components

General Industrial Machinery Components

Sapphire Substrates

Automotive Components

(2) Semiconductor Parts Group

Ceramic Packages and Substrates

Organic Multilayer Packages and Substrates

(3) Applied Ceramic Products Group

Solar Power Generating Systems

Cutting Tools, Micro Drills

Medical and Dental Implants

Jewelry and Applied Ceramic Related Products

(4) Electronic Device Group

Capacitors

SAW Devices

Crystal Components

Connectors

Liquid Crystal Displays

Printing Devices

(5) Telecommunications Equipment Group

Mobile Phones

PHS-Related Products such as PHS Handsets and PHS Base Stations

(6) Information Equipment Group

Monochrome and Color Printers and Multifunctional Products

Wide Format Systems

Document Solutions

Application Software

Supplies

(7) Others

Information Systems and Telecommunication Services, Engineering Business, Management Consulting Business

Materials for Semiconductor, Chemical Materials

Realty Development Business

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

Kyocera’s sales to KDDI Corporation and its consolidated subsidiaries which are mainly recorded in the Telecommunications Equipment Group are as follows:

	Years ended March 31,
	2012	2013	2014
Amount of sales to KDDI Corporation and its consolidated subsidiaries (Yen in millions)	¥121,130	¥92,901	¥116,498
Ratio of amount of sale to KDDI Corporation and its consolidated subsidiaries to consolidated net sales (%)	10.2	7.3	8.0

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Information by reporting segment at and for the years ended March 31, 2012, 2013 and 2014 is summarized on the following page:

Reporting segments

	Years ended March 31,
	2012	2013	2014
	(Yen in millions)
Net sales:
Fine Ceramic Parts Group	¥80,372	¥74,852	¥80,020
Semiconductor Parts Group	153,420	167,241	187,891
Applied Ceramic Products Group	179,784	211,439	272,795
Electronic Device Group	228,721	271,570	284,322
Telecommunications Equipment Group	178,669	177,314	186,749
Information Equipment Group	243,457	250,534	307,848
Others	151,987	159,902	173,137
Adjustments and eliminations	(25,540)	(32,798)	(45,393)

Net sales	¥1,190,870	¥1,280,054	¥1,447,369

	Years ended March 31,
	2012	2013	2014
	(Yen in millions)
Income before income taxes:
Fine Ceramic Parts Group	¥12,622	¥7,614	¥11,836
Semiconductor Parts Group	27,754	30,379	31,889
Applied Ceramic Products Group	6,459	17,924	33,501
Electronic Device Group	16,036	(4,014)	21,160
Telecommunications Equipment Group	1,469	1,340	1,437
Information Equipment Group	29,451	21,750	28,193
Others	8,054	10,542	6,276

Total operating profit	101,845	85,535	134,292
Corporate gains and Equity in losses of affiliates and an unconsolidated subsidiary	13,840	17,248	11,889
Adjustments and eliminations	(792)	(1,420)	87

Income before income taxes	¥114,893	¥101,363	¥146,268

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	Years ended March 31,
	2012	2013	2014
	(Yen in millions)
Depreciation and amortization:
Fine Ceramic Parts Group	¥6,767	¥6,403	¥5,014
Semiconductor Parts Group	11,795	12,850	15,765
Applied Ceramic Products Group	14,843	15,152	13,558
Electronic Device Group	13,762	15,155	17,585
Telecommunications Equipment Group	8,949	7,514	5,091
Information Equipment Group	10,131	9,723	10,963
Others	4,668	4,734	5,965
Corporate	2,205	2,066	2,210

Total	¥73,120	¥73,597	¥76,151

	Years ended March 31,
	2012	2013	2014
	(Yen in millions)
Write-down of inventories:
Fine Ceramic Parts Group	¥105	¥252	¥330
Semiconductor Parts Group	703	228	824
Applied Ceramic Products Group	6,115	1,498	1,223
Electronic Device Group	991	956	1,170
Telecommunications Equipment Group	2,216	7,127	2,335
Information Equipment Group	1,169	1,106	1,016
Others	187	340	358

Total	¥11,486	¥11,507	¥7,256

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	Years ended March 31,
	2012	2013	2014
	(Yen in millions)
Capital expenditures:
Fine Ceramic Parts Group	¥11,050	¥3,348	¥3,195
Semiconductor Parts Group	13,279	14,727	16,566
Applied Ceramic Products Group	13,001	7,963	8,546
Electronic Device Group	14,193	14,071	12,048
Telecommunications Equipment Group	4,142	3,069	2,997
Information Equipment Group	6,199	6,536	5,550
Others	2,800	2,837	3,437
Corporate	1,744	4,137	4,272

Total	¥66,408	¥56,688	¥56,611

	March 31,
	2012	2013	2014
	(Yen in millions)
Assets by reporting segment:
Fine Ceramic Parts Group	¥68,637	¥62,453	¥69,165
Semiconductor Parts Group	112,121	118,524	169,330
Applied Ceramic Products Group	265,093	327,465	317,750
Electronic Device Group	417,105	448,141	451,856
Telecommunications Equipment Group	109,975	119,894	105,597
Information Equipment Group	246,834	263,837	290,378
Others	138,304	158,617	171,652

	1,358,069	1,498,931	1,575,728
Corporate and investments in and advances to affiliates and an unconsolidated subsidiary	729,646	892,098	1,182,912
Adjustments and eliminations	(93,612)	(108,176)	(121,936)

Total assets	¥1,994,103	¥2,282,853	¥2,636,704

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Information for revenue from external customers by destination and long-lived assets based on physical location as of and for the years ended March 31, 2012, 2013 and 2014 are summarized as follows:

Geographic segments

	Years ended March 31,
	2012	2013	2014
	(Yen in millions)
Net sales:
Japan	¥559,344	¥574,202	¥643,423
Asia	205,469	235,520	274,512
Europe	204,887	198,868	247,700
United States of America	166,706	215,032	217,230
Others	54,464	56,432	64,504

Net sales	¥1,190,870	¥1,280,054	¥1,447,369

	March 31,
	2012	2013	2014
	(Yen in millions)
Long-lived assets:
Japan	¥187,566	¥182,987	¥180,342
Asia	35,545	45,585	49,140
Europe	18,725	19,623	21,395
United States of America	12,787	14,293	13,377
Others	5,914	6,336	6,303

Total	¥260,537	¥268,824	¥270,557

There are no individually material countries with respect to revenue from external customers and long-lived assets in Asia, Europe and Others.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

18. PER SHARE INFORMATION

A reconciliation of the numerators and the denominators of basic and diluted earnings per share computations are as follows:

	Years ended March 31,
	2012	2013	2014
	(Yen in millions except per share amounts)
Net income attributable to shareholders of Kyocera Corporation	¥79,357	¥66,473	¥88,756
Basic earnings per share:
Net income attributable to shareholders of Kyocera Corporation	216.29	181.18	241.93
Diluted earnings per share:
Net income attributable to shareholders of Kyocera Corporation	216.29	181.18	241.93

	Years ended March 31,
	2012	2013	2014
	(shares in thousands)
Basic weighted average number of shares outstanding	366,902	366,884	366,872
Diluted weighted average number of shares outstanding	366,902	366,884	366,872

The cash dividends declared per share is as follows:

	Years ended March 31,
	2012	2013	2014
	(per share of common stock)
Cash dividends declared per share	60.00	60.00	80.00

Based on a resolution to undertake a stock split at the meeting of the Board of Directors held on August 28, 2013, Kyocera Corporation undertook a stock split at the ratio of two-for-one of all common stock on October 1, 2013. “Per share information” is calculated under the assumption that the stock split undertaken by Kyocera Corporation on October 1, 2013 had been undertaken at the beginning of the year ended March 31, 2012.

19. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental information related to the Consolidated Statements of Cash Flows is as follows:

	Years ended March 31,
	2012	2013	2014
	(Yen in millions)
Cash paid during the year:
Interest	¥1,741	¥1,433	¥2,009
Income taxes	34,889	26,112	36,617
Non-cash investing and financing activities:
Obtaining assets by entering into capital lease	¥804	¥1,547	¥489
Acquisitions of businesses:
Fair value of assets acquired	¥85,003	¥27,329	¥31,498
Fair value of liabilities assumed	(45,621)	(4,793)	(11,803)
Cash acquired	(3,928)	(4,003)	(3,720)

Total	¥35,454	¥18,533	¥15,975

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Kyocera certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kyocera Corporation
(Registrant)

By	/s/ SHOICHI AOKI
Shoichi Aoki
Director, Managing Executive Officer and General Manager of Corporate Financial and Accounting Group

June 30, 2014

INDEX OF EXHIBITS

Exhibit Number	Description

1.1	Articles of Incorporation (incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on June 28, 2013 (File No. 001 - 07952))

1.2	Share Handling Regulations of the Registrant (English translation)

1.3	Regulations of the Board of Directors of the Registrant (incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on June 29, 2011 (File No. 001 - 07952))

1.4	Regulations of the Audit & Supervisory Board of the Registrant (incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on June 28, 2013 (File No. 001 - 07952))

2.1	Amended and Restated Deposit Agreement, dated as of June 29, 1998 among Kyocera Corporation, Citibank N.A. as Depositary and all owners and holders from time to time of American Depositary Receipts, as amended by Amendment No.1 thereto, dated as of January 5, 1999 (incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 24, 2001), as further amended by Amendment No. 2 thereto, dated as of December 21, 2007, including the form of American Depositary Receipt (incorporated by reference to Post-effective Amendment No. 2 to the Registrant’s Registration Statement on Form F-6 filed on December 4, 2007 (File No. 333 - 07222))

4.1	Supplemental Consent Decree with Defendant AVX Corporation containing agreement between AVX Corporation and the United States and the Commonwealth of Massachusetts, dated October 10, 2012 (incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on June 28, 2013 (File No. 001 - 07952))

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of the Registrant’s Annual Report on Form 20-F)

11.1	Code of Ethics (incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on July 5, 2007 (File No. 001 - 07952))

12.1	Certification of the principal executive officer of the Registrant required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer of the Registrant required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the principal executive officer of the Registrant required by 17 C.F.R. 240. 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of the principal financial officer of the Registrant required by 17 C.F.R. 240. 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Consent of PricewaterhouseCoopers Kyoto with respect to its report on the audit of the financial statements included in the Registrant’s Annual Report on Form 20-F

101. INS	XBRL Taxonomy Extension Instance Document

101. SCH	XBRL Taxonomy Extension Schema Document

101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101. LAB	XBRL Taxonomy Extension Labels Linkbase Document

101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document

101. DEF	XBRL Taxonomy Extension Definition Linkbase Document