Form 20-F
period 2015-03-31
KYOCERA CORP
filed 2015-06-30
CIK 57083

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐                 REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒               ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2015

OR

☐                 TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

OR

☐                 SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 1-7952

Kyocera Kabushiki Kaisha

(Exact name of Registrant as specified in its charter)

Kyocera Corporation

(Translation of Registrant’s name into English)

Japan (Jurisdiction of incorporation or organization)	6, Takeda Tobadono-cho, Fushimi-ku, Kyoto 612-8501, Japan (Address of principal executive offices)

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

As of March 31, 2015, 366,861,356 shares of common stock were outstanding, comprised of 363,267,929 Shares and 3,593,427 American Depositary Shares (equivalent to 3,593,427 Shares).

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

Important risks, uncertainties and other factors that may cause our actual results to differ materially from our expectations are generally set forth in Item 3.D. “Risk Factors” of this annual report on Form 20-F and include, without limitation:

(1)	general conditions in the Japanese or global economy;

(2)	unexpected changes in economic, political and legal conditions in countries where we operate;

(3)	various export risks which may affect the significant percentage of our revenues derived from overseas sales;

(4)	the effect of foreign exchange fluctuations on our results of operations;

(5)	intense competitive pressures to which our products are subject;

(6)	fluctuations in the price and ability of suppliers to provide the required quantity of raw materials for use in Kyocera’s production activities;

(7)	manufacturing delays or defects resulting from outsourcing or internal manufacturing processes;

(8)	shortages and rising costs of electricity affecting our production and sales activities;

(9)	the possibility that future initiatives and in-process research and development may not produce the desired results;

(10)	companies or assets acquired by us not produce the returns or benefits, or bring in business opportunities;

(11)	inability to secure skilled employees, particularly engineering and technical personnel;

(12)	insufficient protection of our trade secrets and intellectual property rights including patents;

(13)	expenses associated with licenses we require to continue to manufacture and sell products;

(14)	environmental liability and compliance obligations by tightening of environmental laws and regulations;

(15)	unintentional conflict with laws and regulations or newly enacted laws and regulations;

(16)	our market or supply chains being affected by terrorism, plague, wars or similar events;

(17)	earthquakes and other natural disasters affecting our headquarters and major facilities as well as our suppliers and customers;

(18)	credit risk on trade receivables;

(19)	fluctuations in the value of, and impairment losses on, securities and other assets held by us;

(20)	impairment losses on long-lived assets, goodwill and intangible assets;

(21)	unrealized deferred tax assets and additional liabilities for unrecognized tax benefits;

(22)	changes in accounting principles;

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

•                  “fiscal 2015” refers to Kyocera’s fiscal year ended March 31, 2015, and other fiscal years are referred to in a corresponding manner.

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

	2011	2012	2013	2014	2015
	(Yen in millions and shares in thousands, except per share amounts)
For the years ended March 31:
Net sales	¥1,266,924	¥1,190,870	¥1,280,054	¥1,447,369	¥1,526,536
Profit from operations	155,924	97,675	76,926	120,582	93,428
Net income attributable to shareholders of Kyocera Corporation	122,448	79,357	66,473	88,756	115,875
Earnings per share:
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥333.62	¥216.29	¥181.18	¥241.93	¥315.85
Diluted	333.62	216.29	181.18	241.93	315.85
Weighted average number of shares outstanding:
Basic	367,034	366,902	366,884	366,872	366,864
Diluted	367,034	366,902	366,884	366,872	366,864

Cash dividends declared per share:
Per share of common stock	¥65	¥60	¥60	¥80	¥100
Per share of common stock*	$0.79	$0.75	$0.66	$0.78	$0.81

At March 31:
Total assets	¥1,946,566	¥1,994,103	¥2,282,853	¥2,636,704	¥3,021,184
Long-term debt	24,538	21,197	20,855	19,466	17,881
Common stock	115,703	115,703	115,703	115,703	115,703
Kyocera Corporation shareholders’ equity	1,420,263	1,469,505	1,646,157	1,910,083	2,215,319
Total equity	1,483,359	1,534,241	1,714,942	1,987,226	2,303,623
Depreciation	¥59,794	¥62,374	¥63,119	¥65,760	¥62,413
Capital expenditures	¥70,680	¥66,408	¥56,688	¥56,611	¥56,670

*Translated into the U.S. dollars based on the exchange rates at each payment date in Japan.

“Earnings per share” and “Cash dividends declared per share” are calculated under the assumption that the stock split undertaken by Kyocera Corporation on October 1, 2013 had been undertaken at the beginning of the year ended March 31, 2011. For details of the stock split, please refer to “Capital Stock” in Item 10.B. “Memorandum and Articles of Association” of this annual report on Form 20-F on page 76.

The following table shows the exchange rates for Japanese yen per $1.00 based upon the noon buying rate in New York City for cash transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

For the years ended March 31,	High	Low	Average	Period-end
2011	94.68	78.74	85.71	82.76
2012	85.26	75.72	79.00	82.41
2013	96.16	77.41	82.96	94.16
2014	105.25	92.96	100.15	102.98
2015	121.50	101.26	109.75	119.96

For most recent six months
December 2014	121.38	117.28	119.32	119.85
January 2015	120.20	116.78	118.25	117.44
February 2015	120.38	117.33	118.76	119.72
March 2015	121.50	119.01	120.39	119.96
April 2015	120.36	118.80	119.51	119.86
May 2015	124.18	119.09	120.80	123.98

The noon buying rate for Japanese yen on June 19, 2015 was $1.00 = 122.70

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully read the risks described below before making an investment decision.

Risks Related to Kyocera’s Business

(1) Changes in the Japanese and global economy may significantly reduce demand for Kyocera’s products

Kyocera conducts business not only in Japan but also around the world and provides products for a variety of markets such as the digital consumer equipment, industrial machinery, automotive and environmental and energy-related markets. In the year ending March 31, 2016 (“fiscal 2016”), the Japanese economy is expected to head toward recovery as personal consumption and private capital investment rebound. Overseas, the European economy is expected to continue expanding moderately while the U.S. economy is forecast to continue growing steadily. However, in the event that the economies of respective countries around the world deteriorate beyond expectations, a reduction in private capital investment and a decline in personal consumption may affect production activities in Kyocera’s key markets. This may in turn lead to a decline in Kyocera’s business environment, consolidated results of operations, financial condition and cash flows.

(2) A substantial portion of Kyocera’s business activity is conducted outside Japan, exposing Kyocera to the risks of international operations

A substantial amount of Kyocera’s investment has been targeted towards expanding manufacturing and sales channels located outside Japan, such as in the United States, Europe and Asia, which includes China and Vietnam. Kyocera faces a variety of potential risks in international activities. Kyocera may encounter unexpected legal or regulatory changes due to unfavorable political or economic factors such as control on trade, restriction on investment, restriction on repatriation and transfer pricing issue. Kyocera may also have difficulties in human resources and managing operations at its international locations. As developing and emerging markets such as Brazil, Russia, India and China, become considerably more important, Kyocera may become even more susceptible to these risks.

(3) Since a significant percentage of Kyocera’s revenues have been derived from foreign sales in recent years, various export risks may disproportionately affect its revenues

Kyocera’s sales to customers located outside Japan accounted for approximately 58% of its total revenues in fiscal 2015. Kyocera believes that overseas sales will continue to account for a significant percentage of its revenues. Therefore, the following export risks may disproportionately affect Kyocera’s revenues:

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

(5) Kyocera sells a diverse variety of products, and in each of its businesses Kyocera is subject to intense competitive pressures, including in terms of price, technological change, product development, quality and speed of delivery, and these pressures are likely to increase in the near term

Kyocera sells a wide variety of products and, therefore, faces a broad range of competitors from large international companies to relatively small, rapidly growing and highly specialized companies. Kyocera’s competitive landscape is subject to continuous change, and new and significant competitors may emerge, including competitors based in emerging markets such as China that may have competitive advantages in terms of cost structure or other factors. Kyocera has a variety of businesses in different industries while many of its competitors specialize in one or more of these business areas. As a result, Kyocera may not fund or invest in certain of its businesses to the same degree as its competitors, or these competitors may have greater financial, technical, and marketing resources available to them than the portion of its business against which they compete. While some of the factors that drive competition vary by product area, price and speed of delivery are primary factors that impact in all areas of Kyocera’s business. Price pressure has been intense, and thus Kyocera predicts that its selling prices will continue to be lower than in fiscal 2015 depending partly on the demand and competition situation. In production businesses in which Kyocera develops, produces and distributes specialized parts for its customers’ products, its competitive position depends significantly on being involved early in the process of creating a new product that fits its customers’ needs for each business. To maintain these competitive advantages, it is critical to maintain close ties with customers so that Kyocera can ensure that it is able to meet required specifications and be the first supplier to create and deliver the product. Kyocera’s gross margins may be reduced if the business environment changes in a way that Kyocera cannot maintain these important relationships with customers or its market share or if it is forced in the future to further reduce prices in response to the actions of its competitors.

(6) Fluctuations in the price and ability of suppliers to provide the required quantity of raw materials for use in Kyocera’s production activities

Raw materials used in the production activities of Kyocera’s respective businesses are constantly subject to price fluctuations, and as such, rising raw material prices may lead to an increase in production costs. Kyocera cannot guarantee that it will be able to maintain an appropriate differential between customer prices and Kyocera’s raw material and production costs at all times, which could lead to reduced profitability. Under U.S. GAAP, Kyocera has recorded a write down in the carrying value of its raw material inventory to the lower of cost or market price and may be required to undertake further write downs in the future. Such write downs are required when the cost of inventory exceeds its estimated net realizable value, which represents estimated selling prices in the ordinary course of business less reasonably predictable costs of production, disposal and transport.

Kyocera is dependent on specific suppliers for procuring certain raw materials used in Kyocera’s production cycle and any excess demand on those suppliers may cause delays and disruptions in the production cycle. If a substantial interruption should occur in the supply of such raw materials, Kyocera may not be able to obtain other sources of supply in a timely fashion or at a reasonable price. A substantial increase in the price or an interruption in the supply of such raw materials may cause reduced demand for Kyocera’s products.

In order to attempt to ensure stable procurement and prices for certain raw materials, Kyocera on occasion enters into long-term purchase agreements with the aim of reducing the risk associated with the procurement of such raw materials. However, considerable changes in the business environment and other factors may cause the contract price under a purchase agreement to significantly exceed the market price, or may cause the amount of such raw materials that Kyocera consumes to significantly fall short of the sales demand projections made at the time Kyocera entered into, which are thus underlying, the agreement. Such developments may adversely affect Kyocera’s production costs and profitability.

Kyocera has entered into long-term purchase agreements with a few specific suppliers for purchasing polysilicon material used in its solar energy business. Under those agreements, during the year ended March 31, 2015, Kyocera purchased ¥30,644 million worth of such material and is obligated to purchase ¥209,232 million worth of such material in total by the end of December 2020. Such purchase commitments are evaluated for impairment under a similar methodology to inventory on hand. Based on the levels of reasonably projected demand and pricing, Kyocera’s commitments have not been impaired, but there is the possibility it will become impaired in the future.

(7) Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes can adversely affect Kyocera’s production yields and operating results

Kyocera ordinarily outsources the fabrication of certain components and sub-assemblies of its products, often to sole source suppliers or a limited number of suppliers. Several suppliers have manufacturing processes which are very complex and require a long lead-time. Kyocera may be affected by occasional delays in obtaining components and sub-assemblies. Kyocera’s production of these products will also be materially and adversely affected if Kyocera is unable to obtain high quality, reliable and timely supply of these components and sub-assemblies. In addition, any reduction in the precision of these components will cause delays and interruptions in Kyocera’s production cycle.

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

(8) Shortages and rising costs of electricity may adversely affect Kyocera’s production and sales activities

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

(9) Future initiatives and in-process research and development may not produce the desired results

Kyocera intends to expand its product lines to satisfy customer demand in its target markets. Unexpected technical delays in completing these initiatives or changes to Kyocera’s customers’ policies could lengthen development schedules and result in lower revenues based on the products or technologies developed from these initiatives. There can be no assurance that the products derived from Kyocera’s in-process research and development activities will achieve desired results and market acceptance.

(10) Companies or assets acquired by Kyocera may require more costs than expected for integration, and may not produce returns or benefits, or bring in anticipated business opportunities

In the course of developing its business, from time to time Kyocera considers opportunities to acquire, and undertakes the acquisition of companies or assets through mergers and acquisitions. There can be no assurance that Kyocera will be able to integrate the operations, products and personnel of the acquired companies with its own in an efficient manner. Nor can there be any assurance that Kyocera will be able to achieve operational and financial returns or benefits, or bring in new business opportunities, which it expects from the acquisition. An acquired company may not be able to manufacture products or offer services in the amounts or at the efficiency levels that Kyocera plans, and the demand for such products or services may not be at the levels that Kyocera anticipates. Failure to make the most of acquisitions and meet Kyocera’s expectations could have a material adverse effect on Kyocera’s business.

(11) Industry demand for skilled employees, particularly engineering and technical personnel, exceeds the number of personnel available and we may not be able to attract and retain key personnel

Kyocera’s future success depends, in part, on its ability to attract and retain certain key personnel, including engineering, operational and management personnel. Kyocera anticipates that it will need to hire additional skilled personnel in all areas of its business. The competition for attracting and retaining these employees is intense. Because of recent intense competition for these skilled employees, Kyocera may be unable to retain its existing personnel or attract additional qualified employees in the future.

Risks Related to Legal Restrictions and Litigations

(12) Insufficient protection of Kyocera’s trade secrets and patents could have a significant adverse impact on its competitive position

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

(13) Kyocera may require licenses to continue to manufacture and sell certain of its products, the expense of which may adversely affect its results of operations

From time to time Kyocera has received, and may receive in the future, notice of claims of infringement of other parties’ proprietary rights and licensing offers to commercialize third party’s patent rights. Accordingly, Kyocera cannot assure that:

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

(15) Kyocera is subject to various other laws and regulations

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

Risks Related to Disasters or Unpredictable Events

(16) Kyocera’s markets or supply chains may be adversely affected by terrorism, outbreaks of disease, wars or similar events

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

(17) Kyocera’s headquarters and major facilities as well as its suppliers and customers may suffer the devastating effects of earthquakes and other disasters

Kyocera’s headquarters and major facilities including plants, sales offices and R&D centers are located not only in Japan but also all over the world. It might be inevitable that Kyocera would suffer from natural disasters such as earthquakes, typhoons, tsunamis, heavy rains, floods, heavy snow or other disasters, as well as manmade disasters such as a major industrial accident affecting one of our facilities. For instance, if a strong earthquake affected Kyocera’s employees, R&D or manufacturing facilities, Kyocera’s operating activities would be suspended and manufacturing and shipment would be delayed. Kyocera may also incur a great amount of expenses, such as repair expenses for the damaged machines or facilities. In addition, if the social and economic infrastructure suffers from adverse damages, traffic disturbance and electric power outages could occur and they may affect Kyocera’s supply chains or manufacturing operations. Furthermore, Kyocera may be unable to obtain raw materials if our suppliers sustain damage and Kyocera may also face difficulties shipping its products if its customers sustain damage. Those damages set forth above, as well as any resulting general economic slowdown and lower consumption levels, may have a material adverse effect on Kyocera’s consolidated results of operations, financial condition and cash flows.

Risks Related to Financial and Accounting

(18) Kyocera may be exposed to credit risk on trade receivables due to its customers’ worsening financial condition

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

(19) Kyocera may have to incur impairment losses on its investments in debt and equity securities

Kyocera holds investments in equity securities of companies not affiliated with us, which we generally hold on a long-term position for business relationship purposes. A substantial portion of these investments consists of shares of common stock of public companies in Japan, such as financial institutions and other companies including KDDI Corporation, a Japanese telecommunication service provider. Kyocera Corporation’s equity interest in KDDI Corporation was 12.76% as of March 31, 2015. If there are certain declines in the fair value, i.e., the market price, of the shares of these companies, and it determines that such declines are other-than-temporary, Kyocera will need to record an impairment loss. For some of the equity securities Kyocera owns, including the shares of KDDI Corporation, Kyocera intends to keep its ownership at the current level in light of the importance of its business relationships with the issuers of these equity securities. For other equity securities in its portfolio, although, with periodical check, Kyocera may dispose of some securities which lack merit for Kyocera, market conditions may not permit us to do so at the time, speed or price we may wish.

(20) Kyocera may have to incur impairment losses on long-lived assets, goodwill and intangible assets

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

(21) Deferred tax assets may not be realized or additional liabilities for unrecognized tax benefits may be required.

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

(22) Changes in accounting standards may adversely impact our results of operations and financial condition.

Adoptions of new accounting standards, or changes in accounting standards may have an effect on Kyocera’s consolidated results of operations and financial condition. In addition, if Kyocera modifies its accounting software or information systems to introduce changes in accounting standards, certain investments or expenses may be required.

Other Risks

(23) As a holder of ADSs, you will have fewer rights than a shareholder has and you will have to act through the depositary to exercise those rights

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

(24) Rights of shareholders under Japanese law may be more limited than under the law of other jurisdictions

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

(25) Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell your shares of our Common Stock at a particular price on any particular trading day, or at all

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each stock, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his or her shares at such price on a particular trading day, or at all.

(26) Our shareholders of record on a record date may not receive the dividend they anticipate

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

(27) Foreign exchange fluctuations may affect the dollar value of our ADSs and dividends payable to holders of our ADSs

Market prices for our ADSs may fall if the value of the yen declines against the U.S. dollar. In addition, the U.S. dollar amount of cash dividends and other cash payments made to holders of our ADSs would be reduced if the value of the yen declines against the U.S. dollar.

(28) We believe Kyocera Corporation was not a passive foreign investment company (PFIC) in fiscal 2015. However this conclusion is a factual determination that is not free from doubt, and accordingly, there can be no assurances in this regard. Moreover this is a factual determination that is made annually, and thus may be subject to change. If Kyocera Corporation were to be classified as a PFIC, that could result in adverse United States federal income tax consequences to U.S. holders of Kyocera Corporation's shares and ADSs, and may result in adverse United States federal income tax consequences to such holders in subsequent years as well.

Kyocera Corporation has substantial passive assets in the form of cash and cash equivalents, and investments in debt and equity securities. While we believe that Kyocera was not a PFIC in fiscal 2015, we can provide no assurances in this regard. Nor can we guarantee that Kyocera Corporation will not be classified as a PFIC in future taxable years. The determination of whether Kyocera Corporation a PFIC is principally based upon:

•                  the composition of Kyocera Corporation’s assets, including goodwill, the amount of which will depend, in part, on its total net assets and the market value of its shares and ADSs, which are subject to change; and

•                  the amount and nature of Kyocera Corporation’s income from time to time.

We have limited control over these variables. U.S. investors that hold Kyocera Corporation’s shares and ADSs during any taxable year in which Kyocera Corporation is a PFIC may be subject to adverse U.S. federal income tax consequences (and may be subject to adverse U.S. Federal income tax consequences in subsequent years as well). For further discussion of the PFIC rules, please see Item 10 “Additional Information—Taxation—United States Taxation—PFIC Rules” of this annual report on Form 20-F. U.S. investors are urged to consult their own tax advisors regarding the application of the PFIC rules to their particular circumstances.

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

In the 1990s, we strengthened our position as a globally integrated electronic components manufacturer through our acquisition of AVX Corporation, a maker of capacitors and other passive electronic components, in January 1990. In the middle of the 1990s, Kyocera developed two main business categories, the “Components Business,” in which Kyocera provides parts and devices such as fine ceramic parts, semiconductor parts, applied ceramic products and electronic components and devices to mainly electronic equipment manufacturers in information and communications fields, and the “Equipment Business,” in which Kyocera manufactures and sells telecommunications equipment and information equipment, such as mobile phone handsets, PHS-related products, printers and multifunctional products to telecommunication carriers, distributors or directly to customers.

Since 2000, we have further enhanced our position in telecommunications and information equipment market. In February 2000, we acquired the code division multiple access (CDMA) mobile phone handset business from Qualcomm Inc. and established our U.S. subsidiary, Kyocera Wireless Corp., which was merged into Kyocera Communications, Inc. in April 2010. In April 2000, we invested in Kyocera Mita Corporation (currently Kyocera Document Solutions Inc.), a manufacturer of copier machines and other document solutions equipment, and made it a wholly-owned subsidiary. In April 2002, we transferred Kyocera Corporation’s printer business to Kyocera Document Solutions Inc. to further enhance our information equipment business by pursuing group synergies.

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

For further enhancement of the Information Equipment Group, Kyocera Document Solutions Inc. made TA Triumph-Adler AG (currently TA Triumph-Adler GmbH, TA), a leading specialist in the information technology business and a distributor of printers and multifunctional peripherals in Germany, a subsidiary through a voluntary public takeover offer in January 2009. In October 2010, Kyocera Document Solutions Inc. acquired all of the remaining shares of TA. As a result, TA became a wholly-owned subsidiary of Kyocera Document Solutions Inc. We established a subsidiary, Kyocera Document Technology Vietnam Company Limited, to produce information equipment for expanding our production capacity and reducing manufacturing cost in July 2011.

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

In order to strengthen and expand the Kyocera Group’s organic substrate business, Kyocera acquired NEC Toppan Circuit Solutions Inc., a printed wiring board (PWB) manufacturing company, and changed its name to Kyocera Circuit Solutions, Inc. in October 2013. Kyocera consolidated Kyocera SLC Technologies Corporation and Kyocera Circuit Solutions, Inc., which develop organic substrate business into Kyocera Circuit Solutions Inc. in October 2014.

For a discussion of recent and current capital expenditures, please see Item 5. “Operating and Financial Review and Prospects” of this annual report on Form 20-F. We have had no recent significant divestitures nor are any significant divestitures currently being made.

B. Business Overview

Overview

Kyocera is engaged in numerous high-tech fields, from fine ceramic components to electronic devices, equipment, services and networks. Our manufacturing and distribution operations are conducted worldwide. As of March 31, 2015, we had 189 subsidiaries and 3 affiliates outside Japan and 26 subsidiaries and 7 affiliates in Japan. Our customers include individuals, corporations, governments and governmental agencies. For information on our sales by category of activity and information on our sales by geographic area and product segment, please see Item 5.A. “Operating Results” of this annual report on Form 20-F.

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

(2) Semiconductor Parts Group

Ceramic Packages

Organic Multilayer Substrates

Multilayer Printed Wiring Boards

Kyocera develops, manufactures and sells both inorganic (ceramic) and organic packages and multilayer printed wiring boards for various electronic components and devices such as crystal components, SAW devices and CMOS/CCD sensors, and for communication infrastructures and computers.

(3) Applied Ceramic Products Group

Solar Power Generating Systems, Power Storage Systems

Cutting Tools, Micro Drills

Medical and Dental Implants

Jewelry and Applied Ceramic Related Products

This reporting segment consists of four product lines through applying fine ceramic technologies: Solar Energy Products, Cutting Tools, Medical and Dental Implants, Jewelry and Applied Ceramic Related Products. Kyocera develops, manufactures and sells monocrystalline and multicrystalline silicon solar modules and solar generating system for commercial and residential uses, cutting tools used in metal processing in industrial manufacturing, medical and dental implant products including prosthetic joints and dental prosthetics, and recrystallized jewelry and applied ceramic related products such as kitchen accessories.

(4) Electronic Device Group

Capacitors

SAW Devices

Crystal Components

Connectors

Liquid Crystal Displays

Printing Devices

This reporting segment develops, manufactures and sells electronic components and devices such as capacitors, SAW devices, crystal components, and connectors mainly for information and communications market and liquid crystal displays mainly for industrial machinery and automotive markets.

(5) Telecommunications Equipment Group

Mobile Phones

PHS Handsets, PHS Base Stations

M2M Modules

Kyocera develops, manufactures and sells mobile phones such as smartphones, feature phones mainly for telecommunications carriers in Japan and the U.S. Kyocera also develops, manufactures and sells PHS handsets and base stations mainly for a telecommunications carrier in Japan.

(6) Information Equipment Group

Monochrome and Color Printers and Multifunctional Products

Wide Format Systems

Document Solutions

Application Software

Supplies

This reporting segment develops, manufactures and sells page printers and multifunctional products which focus on attaining the characteristics of long life cycle and lower running cost by using amorphous silicon photoreceptor drums developed by Kyocera Corporation. Kyocera also provides document solution services globally for optimizing customers’ document imaging environments through providing business applications that seamlessly integrate with IT systems, including mobile devices and the cloud computing systems.

(7) Others

Information Systems and Telecommunication Services

Engineering Business

Management Consulting Business

Materials for Semiconductors, Chemical Materials

Realty Development Business

This reporting segment provides the information and communications service and develops, manufactures and sells materials for semiconductors and chemical materials.

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

In the solar energy business in the Applied Ceramic Products Group, solar modules and solar power generating systems are sold primarily to global users via sales subsidiaries in Japan and overseas. In addition, Kyocera sells power storage systems through distributors, franchise chains and home builders in Japan, and has commenced sales through distributors in Europe. Energy management systems are sold to users in Japan through the distributor route and franchise stores of our sales subsidiary in Japan as well as through commercial distribution to housing market participants such as home builders. Cutting tools are sold to users such as automobile parts manufactures through wholesale dealers and distributors. Jewelry and applied ceramic products such as ceramic knives are sold through direct retail shops and general retailers. In the medical and dental implant business, joint prostheses, artificial bones and dental implants are sold to dental clinics and hospitals through distributors.

In the Telecommunications Equipment Group, we supply mobile phones and smartphones primarily to telecommunications carriers in the Japanese and overseas markets. Our key supply destinations include KDDI Corporation, Softbank Mobile Corp., Sprint Corporation, Verizon Communications Inc., T-Mobile US, Inc. and AT&T Inc.

The Information Equipment Group provides Kyocera brand printers and multifunctional products that boast long life and produce minimal waste, from directly controlled sales companies in 32 countries and globally through sales distributors in more than 140 countries as well as document solutions and business application software that resolves customers’ management issues. We are also strengthening our direct sales system which enables us to respond to major customers around the world.

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

The purchase price of these raw materials and other materials fluctuates depending on the supply-demand situation, as well as the rising cost of certain raw materials and fuel, among others. We work hard to reduce the effect of these fluctuations and to absorb rising costs by making continuous internal improvements, including cost reductions. We have also executed long-term agreements with suppliers for certain raw materials to ensure that we have stable supply to meet our anticipated requirements for a fixed purchase price.

In fiscal 2015, we procured a sufficient level of raw materials and other materials to carry out our production plans.

Please refer to the “Kyocera Supply-Chain CSR Deployment Guideline” (http://global.kyocera.com/ecology/social/images/csr_guide.pdf) for details on Kyocera’s supply chain management and to the “Conflict Minerals Report” (http://www.kyocera.co.jp/ir/financial/cmr150529.pdf) for details on our stance toward conflict minerals.

Patents and Licenses

Our success and competitive position depend on a number of significant patents, licenses and trade secrets relating to our manufacturing and sales processes and products. All of Kyocera’s intellectual properties are considered to be important. However, Kyocera believes that neither its expiration nor termination of any specific intellectual properties would have significant impact on Kyocera’s entire operation. The following table sets forth information, as of March 31, 2015, with respect to our significant patents and license agreements.

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

Although competing companies in this reporting segment differ by region and market, our competition comprises the large ceramic manufacturers in various countries that have strong operations. Kyocera has differentiated itself to become a global market leader through a competitive advantage in materials technology accumulated since our founding, and in outstanding production technology and capability, which enables us to meet customer requirements, particularly in terms of product dimension, size and volume. We have also established an internal integrated system from fundamental research to next-generation product development through our R&D efforts, and this differentiates us from competitors.

(2) Semiconductor Parts Group

In this reporting segment, our aim is to strengthen global competitiveness in business for ceramic packages, organic packages and multilayer printed wiring boards (PWBs).

In the ceramic package business, our main competitors are Japanese manufacturers. Kyocera has already become a global market leader. We will strive to further increase customer satisfaction by utilizing our advanced expertise in developing and manufacturing technologies, and promote the application of ceramic packages broadly in the digital consumer equipment market as well as the automotive market, optical communications market, and environment and energy market.

In the organic package and multilayer PWB business, Kyocera produces flip-chip packages and multilayer PWBs with a technically high degree of complexity for high-end communications infrastructure such as servers and routers, and we have become a leading supplier in fields demanding advanced design rules and exceptional reliability. In addition, we will strengthen business competitiveness by developing packages requiring smaller, thinner design for smartphones and mobile terminals, developing new products with component-embedded boards and expanding sales channels.

(3) Applied Ceramic Products Group

The solar energy industry has a high number of competitors worldwide. In addition, many kinds of solar products using various raw materials and production methods have been introduced to the market, and competition on price and technological fronts is intensifying every year. Despite the highly competitive environment, Kyocera has competitive advantages in realizing high conversion efficiency and long-term product reliability based on technology backed up by experience accumulated for 40 years in the development of solar power generating products.

Kyocera manufactures monocrystalline and multicrystalline silicon solar cells. Kyocera handles the integrated in-house production of multicrystalline silicon solar cells from silicon ingots to solar modules, which has led to outstanding reliability based on top-level quality control in each manufacturing process. Kyocera not only produces solar cells but also provides from design to construction and after-sales maintenance and has generated top-class results in installing solar power generating systems for public and commercial use in Japan.

Kyocera is also working to expand the scope of the business field in which it does business and strengthen competitiveness by developing a wide range of businesses that include batteries for storing electricity produced in solar power generating systems and an Energy Management System (EMS) that contributes to energy savings by increasing the visibility of power consumption.

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

Our main competitors are Japanese manufacturers in this reporting segment. Kyocera is a leading supplier of capacitors, crystal components and connectors for smartphones, while AVX Corporation, our subsidiary, is one of the top suppliers in the tantalum capacitor market.

In the liquid crystal display business, we are focusing on the development of small- and medium-sized products and are seeking to expand business mainly for industrial and automotive applications while also working to increase our market share in both of these markets. In particular, Kyocera is striving to expand our supply of liquid crystal displays for automotives, one of our areas of competitive strength.

In addition, we have become one of the largest suppliers of thermal printheads that are equipped in various printers such as barcode printers and inkjet printheads for the textile printing industry, and have expanded our share in these markets.

(5) Telecommunications Equipment Group

In the mobile phone business, our competitors are U.S., Asian and Japanese manufacturers both in Japan and overseas. Our production volume ranks in the top class among Japanese manufacturers. Kyocera strives to differentiate itself in this business through products incorporating unique functions using our in-house component technology as well as waterproof and robustness features, which have helped us to expand sales volumes. A key feature of our operation is the development of a wide array of products in the mobile communications field, from simple mobile phones to advanced smartphones and from PHS-related products to Machine-to-Machine (M2M) communications modules.

(6) Information Equipment Group

Kyocera sells printers and multifunctional products and provides solution services in the global market. Our competitors are mainly the U.S. and Japanese manufacturers in the printer and multifunctional product businesses. Kyocera’s printers and multifunctional products employ our uniquely developed long-life photoreceptors (amorphous silicon drum and positive-charged single-layer photoconductor drum) and low power consumption systems. As a result, these products have been differentiated from competitors by lowered running costs and energy consumption. Kyocera utilizes a global distributor network to provide these distinctive products not only to industrialized nations but also to emerging nations, and our various models, from low-speed to high-speed machines, gain market share in each country.

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

Kyocera, including the above German subsidiary, did not conduct any transactions with Iran-related organizations in fiscal 2015.

C. Organizational Structure

We had 225 subsidiaries and affiliates as of March 31, 2015. Our management structure is based on a business segment structure. Therefore, the management of each segment is conducted uniformly regardless of whether our operations are conducted by the parent company or by one of our subsidiaries.

The following table sets forth information, as of March 31, 2015, with respect to our significant subsidiaries.

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
(1) Fine Ceramic Parts Group
Kyocera Industrial Ceramics Corporation	United States	100.00%	Manufacture and sale of fine ceramic-related products and thin film devices
(2) Semiconductor Parts Group
Kyocera Circuit Solutions, Inc. *	Japan	100.00%	Development, manufacture and sale of organic multilayer packages and multilayer printed wiring substrates
Shanghai Kyocera Electronics Co., Ltd.	China	100.00%	Manufacture and sale of fine ceramic-related products
Kyocera Vietnam Co., Ltd.	Vietnam	100.00%	Manufacture of fine ceramic-related products
Kyocera America, Inc.	United States	100.00%	Development, manufacture and sale of fine ceramic-related products
(3) Applied Ceramic Products Group
Kyocera Solar Corporation	Japan	100.00%	Sale of solar energy products
Kyocera (Tianjin) Solar Energy Co., Ltd.	China	90.00%	Manufacture of solar energy products
Kyocera Solar, Inc.	United States	100.00%	Manufacture and sale of solar energy products
Kyocera Precision Tools Korea Co., Ltd.	Korea	90.00%	Manufacture and sale of cutting tools
Kyocera Precision Tools, Inc.	United States	100.00%	Manufacture and sale of cutting tools
Kyocera Unimerco A/S	Denmark	100.00%	Development, manufacture and sale of cutting tools
Kyocera Medical Corporation	Japan	100.00%	Development, manufacture and sale of medical material

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
(4) Electronic Device Group
Kyocera Connector Products Corporation	Japan	100.00%	Development, manufacture and sale of electronic devices
Kyocera Crystal Device Corporation	Japan	100.00%	Development, manufacture and sale of electronic devices
Kyocera Display Corporation	Japan	100.00%	Development, manufacture and sale of electronic devices
Dongguan Shilong Kyocera Co., Ltd.	China	90.00%	Manufacture of cutting tools and electronic devices
AVX Corporation	United States	72.42%	Development, manufacture and sale of electronic devices
(5) Telecommunications Equipment Group
Kyocera Telecom Equipment (Malaysia) Sdn. Bhd.	Malaysia	100.00%	Manufacture of telecommunications equipment
Kyocera Communications, Inc.	United States	100.00%	Sale of telecommunications equipment
(6)Information Equipment Group
Kyocera Document Solutions Inc.	Japan	100.00%	Development and manufacture of information equipment
Kyocera Document Solutions Japan Inc.	Japan	100.00%	Sale of information equipment mainly in Japan
Kyocera Document Technology (Dongguan) Co., Ltd.	China	92.76%	Manufacture of information equipment
Kyocera Document Technology Vietnam Co., Ltd.	Vietnam	100.00%	Manufacture of information equipment
Kyocera Document Solutions America, Inc.	United States	100.00%	Sale of information equipment mainly in North America
Kyocera Document Solutions Europe B.V.	Netherlands	100.00%	Sale of information equipment mainly in Europe
Kyocera Document Solutions Deutschland GmbH	Germany	100.00%	Sale of information equipment mainly in Europe
TA Triumph-Adler GmbH	Germany	100.00%	Sale of information equipment mainly in Europe

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
(7) Others
Kyocera Communication Systems Co., Ltd.	Japan	76.30%	Information systems and telecommunication services
Kyocera Chemical Corporation	Japan	100.00%	Development, manufacture and sale of materials for semiconductors
Kyocera Realty Development Co., Ltd.	Japan	100.00%	Real estate services
(8) Regional Holding or Sales Companies
Kyocera (China) Sales & Trading Corporation	China	90.00%	Sale of fine ceramic-related products, electronic devices mainly in China
Kyocera Korea Co., Ltd.	Korea	100.00%	Sale of fine ceramic-related products mainly in Korea
Kyocera Asia Pacific Pte. Ltd.	Singapore	100.00%	Sale of fine ceramic-related products, solar energy products and electronic devices mainly in Asia
Kyocera International, Inc.	United States	100.00%	Holding company and headquarters of the subsidiaries in North America
Kyocera Fineceramics GmbH	Germany	100.00%	Sale of fine ceramic-related products and electronic devices mainly in Europe

In addition to the above consolidated subsidiaries, Kyocera had 179 other consolidated subsidiaries as of March 31, 2015. Kyocera also had interests in one subsidiary accounted for by the equity method and 10 affiliates accounted for by the equity method as of March 31, 2015.

*   On October 1, 2014,  Kyocera SLC Technologies Corporation absorbed former Kyocera Circuit Solutions, Inc. and changed the company name to Kyocera Circuit Solutions, Inc.

AVX Corporation, in our Electronic Device Group, is one of our most significant subsidiaries. Most of the electronic devices we produce for overseas sales are distributed through AVX Corporation by utilizing AVX Corporation’s wide range of marketing channels. We market passive components produced by AVX Corporation in the Japanese market. We also utilize AVX Corporation’s manufacturing process for ceramic capacitors to improve productivity and to enhance our competitiveness. In addition, AVX Corporation introduced our materials technologies into its ceramic capacitor production. We have been seeking better ways to cooperate in expanding our electronic device businesses. Currently, four of our directors are members of AVX Corporation’s board of directors. Within the Electronic Device Group, we have a close relationship with AVX Corporation in marketing, manufacturing, and research and development, and we are seeking and pursuing synergies to be a leading passive component manufacturer. AVX Corporation posted net income of $225,871 thousand in fiscal 2015 and its performance contributed significantly to Kyocera’s results of operations and financial condition. See Item 5.A. “Operating Results” of this annual report on Form 20-F.

D. Property, Plants and Equipment

As of March 31, 2015, we had property, plants and equipment with a net book value of ¥261,491 million. During the five years ended March 31, 2015, we invested a total of ¥307,057 million for additions to property, plants and equipment. Our property, plants and equipment are subject to some material encumbrances or environmental issues. See Item 5.A. “Operating Results” of this annual report on Form 20-F.

The following table sets forth information with respect to our principal manufacturing facilities as of March 31, 2015.

Name of Plant	Location	Status	Floor Space	Lease Expires	Principal Products Manufactured
			(in thousands of square feet)
Japan
Hokkaido Kitami Plant	Kitami, Hokkaido	Owned	295		Telecommunications equipment, Semiconductor parts, Fine ceramic parts
Yamagata Higashine Plant	Higashine, Yamagata	Owned	379		Electronic components
Nagano Okaya Plant	Okaya, Nagano	Owned	386		Fine ceramic parts, Printing devices, Cutting tools
Niigata Shibata Plant	Shibata, Niigata	Owned	324		Organic multilayer substrates, Multilayer printed wiring boards
Tamaki Plant	Watarai, Mie	Owned	341		Information equipment
Shiga Gamo Plant	Higashi-Ohmi, Shiga	Owned	690		Fine ceramic parts, Semiconductor parts
Shiga Yokaichi Plant	Higashi-Ohmi, Shiga	Owned	1,510		Fine ceramic parts, Printing devices, Solar cells, Cutting tools
Shiga Yasu Plant	Yasu, Shiga	Owned	1,810		Solar cells, Liquid crystal displays
Toyama Nyuzen Plant	Shimoniikawa, Toyama	Owned	327		Organic multilayer substrates, Multilayer printed wiring boards
Kyoto Ayabe Plant	Ayabe, Kyoto	Owned	480		Organic multilayer substrates, Multilayer printed wiring boards
Hirakata Plant	Hirakata, Osaka	Owned	593		Information equipment
Kagoshima Sendai Plant	Satsuma-Sendai, Kagoshima	Owned	1,986		Fine ceramic parts, Semiconductor parts, Cutting tools
Kagoshima Kokubu Plant	Kirishima, Kagoshima	Owned	2,466		Fine ceramic parts, Semiconductor parts, Electronic components
Kagoshima Hayato Plant	Kirishima, Kagoshima	Owned	278		Printing devices

Name of Plant	Location	Status	Floor Space	Lease Expires	Principal Products Manufactured
			(in thousands of square feet)
United States
Balboa Plant	San Diego, California	Owned	300		Semiconductor parts
Myrtle Beach Plant	Myrtle Beach, South Carolina	Owned	163		Electronic components
Fountain Inn Plant	Fountain Inn, South Carolina	Owned	340		Electronic components
El Salvador
San Salvador Plant	San Salvador	Owned	420		Electronic components
France
Saint-Apollinaire Plant	Saint-Apollinaire	Leased	322	2016	Electronic components
Czech Republic
Lanskroun Plant	Lanskroun	Owned	542		Electronic components
Uherske Hradiste Plant	Uherske Hradiste	Owned	276		Electronic components
China
Tianjin Plant	Tianjin	Owned	520		Electronic components
Tianjin Plant	Tianjin	Owned	308		Solar modules
Shanghai Pudong Plant	Shanghai	Owned	1,026		Semiconductor parts
Zhangjiagang Plant	Zhangjiagang, Jiangsu	Owned	365		Liquid crystal displays
Shilong Plant	Dongguan, Guangdong	Owned	2,331		Information equipment
Shilong Plant	Dongguan, Guangdong	Owned	696		Cutting tools, Liquid crystal displays, Printing devices
Thailand
Lamphun Plant	Lamphun	Owned	264		Electronic components
Malaysia
Johor Plant	Johor	Owned	315		Telecommunications equipment
Vietnam
Hung Yen Plant	Hung Yen	Owned	958		Semiconductor parts
Hai Phong Plant	Hai Phong	Owned	780		Information equipment

Item 4A.        Unresolved Staff Comments

None.

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

The Japanese economy in fiscal 2015 stagnated on the whole due to a decline in personal consumption as a result of an increase in the consumption tax rate, despite an upward trend in exports and public investment. The European economy posted only moderate growth due to stagnation in capital investment, despite increasing personal consumption. The U.S. economy expanded due mainly to steady growth in personal consumption and housing investment while the Chinese economy also continued to post stable growth.

With regard to the principal markets for Kyocera, demand for smartphones grew in the digital consumer equipment market, and demand expanded in automotive market, mainly in the United States and China. Growth in the solar energy market in Japan slowed, however, due to the end of a government subsidy for introducing solar power generating systems for residential use and the impact of a halt in grid access applications by electric power companies.

During fiscal 2015, Kyocera worked to strengthen production capabilities in Japan and overseas as well as cultivate new markets with the aim of boosting sales in existing businesses. In the Components Business, sales increased mainly in automotive related markets, smartphones, communications infrastructures and various industrial machinery markets. In the Equipment Business, sales increased in overseas markets in particular due to the launch of new products and efforts to secure new customers. As a result, consolidated net sales for fiscal 2015 amounted to ¥1,526,536 million, an increase of ¥79,167 million, or 5.5%, compared with fiscal 2014. This result marked another record high following the record high posted in fiscal 2014.

Profit increased in the Fine Ceramic Parts Group, Semiconductor Parts Group, Electronic Device Group and Information Equipment Group due to higher sales and the effect of cost reductions. Nonetheless, profit from operations decreased by ¥27,154 million, or 22.5%, to ¥93,428 million compared with ¥120,582 million in fiscal 2014 and income before income taxes decreased by ¥24,406 million, or 16.7%, to ¥121,862 million compared with ¥146,268 million in fiscal 2014 due mainly to the write-down of inventories in the Applied Ceramic Products Group and the impairment loss of goodwill in the Telecommunications Equipment Group. Net income attributable to shareholders of Kyocera Corporation increased by ¥27,119 million, or 30.6%, to ¥115,875 million compared with ¥88,756 million in fiscal 2014 due primarily to revaluation of deferred tax assets and liabilities in line with a revision of the tax system in Japan resulting in an increase of approximately ¥36,300 million in net income attributable to shareholders of Kyocera Corporation.

For a detail of the revision of the tax system in Japan, please refer to page 32, “Income Taxes” under Item 5. Operating and Financial Review and Prospects.

Average exchange rates for fiscal 2015 were ¥110 to the U.S. dollar, marking depreciation of ¥10 (10.0%) from ¥100 for fiscal 2014, and ¥139 to the Euro, marking depreciation of ¥5 ( 3.7%) from ¥134 for fiscal 2014. As a result of yen’s depreciation mainly to the U.S. dollar and the Euro, net sales and income before income taxes for fiscal 2015 were pushed up by approximately ¥58,000 million and ¥7,000 million, respectively, compared with fiscal 2014.

Results of Operations

Fiscal 2015 compared with Fiscal 2014

The following table shows a summary of Kyocera’s results of operations for fiscal 2014 and fiscal 2015:

	Years ended March 31,				Increase
	2014		2015		(Decrease)
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Net sales	¥1,447,369	100.0	¥1,526,536	100.0	¥79,167	5.5
Cost of sales	1,068,465	73.8	1,137,137	74.5	68,672	6.4
Gross profit	378,904	26.2	389,399	25.5	10,495	2.8
Selling, general and administrative expenses	258,322	17.9	295,971	19.4	37,649	14.6
Profit from operations	120,582	8.3	93,428	6.1	(27,154)	(22.5)
Interest and dividend income	18,172	1.3	22,783	1.5	4,611	25.4
Interest expense	(1,945)	(0.1)	(1,718)	(0.1)	227	—
Foreign currency transaction gains, net	5,108	0.3	4,499	0.3	(609)	(11.9)
Gains on sales of securities, net	2,875	0.2	505	0.0	(2,370)	(82.4)
Other, net	1,476	0.1	2,365	0.2	889	60.2
	25,686	1.8	28,434	1.9	2,748	10.7

Income before income taxes	146,268	10.1	121,862	8.0	(24,406)	(16.7)
Income taxes	51,254	3.5	(3,441)	(0.2)	(54,695)	—
Net income	95,014	6.6	125,303	8.2	30,289	31.9
Net income attributable to noncontrolling interests	(6,258)	(0.5)	(9,428)	(0.6)	(3,170)	—
Net income attributable to shareholders of Kyocera Corporation	¥ 88,756	6.1	¥ 115,875	7.6	¥27,119	30.6

Net Sales

Net sales in fiscal 2015 increased by ¥79,167 million, or 5.5%, to ¥1,526,536 million, compared with ¥1,447,369 million in fiscal 2014.

Net sales in the Components Business in fiscal 2015 increased by ¥45,319 million, or 5.5%, to ¥870,347 million, compared with ¥825,028 million in fiscal 2014. In the Components Business, sales increased mainly in automotive related markets, smartphones, communications infrastructures and various industrial markets. Net sales in the Equipment Business in fiscal 2015 increased by ¥42,289 million, or 8.6%, to ¥536,886 million, compared with ¥494,597 million in fiscal 2014. In the Equipment Business, sales increased in overseas markets in particular due to the launch of new products and efforts to secure new customers.

Due to the impact of the yen’s depreciation against the U.S. dollar and the Euro, net sales after translation into the yen in fiscal 2015 were pushed up by approximately ¥58,000 million, compared with fiscal 2014.

For details regarding net sales, please refer to page 33, “Business Overview by Reporting Segment.”

Net Sales by Geographic Segment

The following table shows a breakdown of Kyocera’s total consolidated net sales in fiscal 2014 and fiscal 2015, distinguishing between domestic and overseas sales and, with respect to overseas sales, showing the geographical areas in which such sales were made:

	Years ended March 31,				Increase
	2014		2015		(Decrease)
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Japan	¥ 643,423	44.4	¥ 643,577	42.2	¥ 154	0.0
Asia	274,512	19.0	301,278	19.7	26,766	9.8
Europe	247,700	17.1	265,323	17.4	17,623	7.1
United States of America	217,230	15.0	248,145	16.2	30,915	14.2
Others	64,504	4.5	68,213	4.5	3,709	5.8
Net sales	¥1,447,369	100.0	¥1,526,536	100.0	¥79,167	5.5

Sales in Japan remained on par with fiscal 2014. Sales increased in the Semiconductor Parts Group and Telecommunications Equipment Group despite a decrease in sales in the Electronic Device Group and solar energy business.

Sales in Asia increased compared with fiscal 2014 due to an increase in sales in the Components Business especially in the Semiconductor Parts Group and Electronic Device Group on the back of an increase in demand in the fields of smartphones, communications infrastructures and automotive related markets, in addition to sales growth in the Information Equipment Group.

Sales in Europe increased compared with fiscal 2014 due to an increase in sales in the Information Equipment Group and in the Electric Device Group.

Sales in the United States of America increased compared with fiscal 2014 due to sales growth in the Telecommunications Equipment Group and Information Equipment Group through efforts to secure new customers and activities to expand sales of new products.

Sales in Others increased compared with fiscal 2014 due to an increase in sales in the Information Equipment Group.

Cost of Sales and Gross Profit

In fiscal 2015, cost of sales increased by ¥68,672 million, or 6.4%, to ¥1,137,137 million from ¥1,068,465 million in fiscal 2014. This is due mainly to in addition to the costs and expenses increased due to the higher sales and the effect of the yen’s depreciation, the impact from the production activity since the beginning of fiscal 2015 from Kyocera Circuit Solutions, Inc., that joined the Kyocera Group in October 2013, and the recording of the loss for inventories and the structural reforms cost in the Solar Energy Business.

Raw material costs of ¥440,840 million accounted for 38.8% of total cost of sales in fiscal 2015, which increased  by ¥14,368 million, or 3.4%, from ¥426,472 million in fiscal 2014. Labor costs of ¥207,176 million accounted for 18.2% of total cost of sales in fiscal 2015, which increased by ¥10,932 million, or 5.6%, from ¥196,244 million in fiscal 2014. Depreciation expense of ¥53,087 million accounted for 4.7% of total cost of sales in fiscal 2015, which decreased by ¥2,968 million, or 5.3%, from ¥56,055 million in fiscal 2014.

As a result, gross profit in fiscal 2015 increased by ¥10,495 million, or 2.8%, to ¥389,399 million from ¥378,904 million in fiscal 2014. The gross profit ratio to net sales decreased by 0.7 percentage points from 26.2% to 25.5%.

Selling, General & Administrative Expenses and Profit from Operations

In fiscal 2015, selling, general and administrative expenses increased by ¥37,649 million, or 14.6%, to ¥295,971 million from ¥258,322 million in fiscal 2014. The miscellaneous expenses increased due mainly to in addition to higher sales, the effect of the yen’s depreciation and the impairment loss on goodwill in amount of ¥18,456 million was recognized in the Telecommunications Equipment Group (“Reporting Unit”).

The impairment loss was due to decline in the fair value of the Reporting Unit determined based on its updated future estimated cash flows, reflecting the slow improvement of profitability in the overseas market, especially in the U.S. market, as well as the operating loss before the impairment loss recorded in the fiscal 2015 in the midst of the market condition with low profitability.

The ratio of selling, general and administrative expenses to net sales was 19.4% in fiscal 2015, an increase of 1.5 percentage points as compared with 17.9% in fiscal 2014.

Labor costs of ¥152,366 million accounted for 51.5% of total selling, general and administrative expenses in fiscal 2015, an increase of ¥10,431 million, or 7.3%, from ¥141,935 million in fiscal 2014. Sales promotion and advertising costs of ¥46,683 million accounted for 15.8% of total selling, general and administrative expenses in fiscal 2015, an increase of ¥789 million, or 1.7%, from ¥45,894 million in fiscal 2014. Depreciation expense of ¥12,975 million accounted for 4.4% of total selling, general and administrative expenses in fiscal 2015, a decrease of ¥658 million, or 4.8%, from ¥13,633 million in fiscal 2014.

As a result, profit from operations in fiscal 2015 decreased by ¥27,154 million, or 22.5%, to ¥93,428 million, compared with ¥120,582 million in fiscal 2014. The operating margin decreased by 2.2 percentage points to 6.1% in fiscal 2015, compared with 8.3% in fiscal 2014.

Interest and Dividend Income

Interest and dividend income in fiscal 2015 increased by ¥4,611 million, or 25.4%, to ¥22,783 million, compared with ¥18,172 million in fiscal 2014. This was due mainly to an increase in dividend income from KDDI Corporation.

Interest Expense

Interest expense in fiscal 2015 decreased by ¥227 million, or 11.7%, to ¥1,718 million, compared with ¥1,945 million in fiscal 2014. This was due mainly to a decrease of the interest expense of the charge for an environmental remediation at AVX Corporation.

Foreign Currency Transaction

During fiscal 2015, the average exchange rate for the yen depreciated by ¥10, or 10.0%, against the U.S. dollar and by ¥5, or 3.7%, against the Euro, as compared with fiscal 2014. At March 31, 2015, the yen depreciated by ¥17, or 16.5%, against the U.S. dollar, and appreciated by ¥12, or 8.5%, against the Euro, as compared with March 31, 2014. Kyocera recorded foreign currency transaction gains of ¥4,499 million in fiscal 2015.

Kyocera typically enters into forward exchange contracts to reduce currency exchange risks on foreign currency denominated receivables and payables. Kyocera confines its use of forward exchange contracts for hedging its foreign exchange rate exposures, and does not utilize forward exchange contracts for trading purposes.

Gains and Losses from Investments

Gains on sales of securities in fiscal 2015 decreased by ¥2,370 million, or 82.4%, to ¥505 million, compared with ¥2,875 million in fiscal 2014.

Losses on impairment of securities in fiscal 2015 decreased by ¥107 million, or 98.2%, to ¥2 million, compared with ¥109 million in fiscal 2014.

Income before Income Taxes

Income before income taxes in fiscal 2015 decreased by ¥24,406 million, or 16.7%, to ¥121,862 million compared with ¥146,268 million in fiscal 2014. Margin of income before income taxes against net sales decreased by 2.1 percentage points to 8.0% compared with 10.1% in fiscal 2014.

Profit from operations decreased by ¥27,154 million, or 22.5%, to ¥93,428 million due to the recording of the loss for inventories and the structural reforms cost in the Solar Energy Business, and the recording of the impairment for goodwill, ¥18,456 million in the Telecommunication Business, compared with ¥120,582 million in fiscal 2014. Income before income taxes decreased due to a decrease of profit from operations despite an increase of dividend income. Income before income taxes after translation into the yen for fiscal 2015 was pushed up by approximately ¥7,000 million due to the impact of the yen’s depreciation against the U.S. dollar and the Euro compared with fiscal 2014.

Operating profit in the Components Business in fiscal 2015 decreased by ¥10,750 million, or 10.9%, to ¥87,636 million, compared with ¥98,386 million in fiscal 2014. Operating profit in the Equipment Business in fiscal 2015 decreased by ¥15,273 million, or 51.5%, to ¥14,357 million, compared with ¥29,630 million in fiscal 2014.

For a detail of income before income taxes, please refer to page 33, “Business Overview by Reporting Segment.”

Income Taxes

Current and deferred income taxes in fiscal 2015 decreased by ¥54,695 million to ¥(3,441) million, compared with ¥51,254 million in fiscal 2014. The effective tax rate of (2.8)% in fiscal 2015 was 37.8 percentage points lower than the effective rate of 35.0% in fiscal 2014.

In accordance with the law “Partial Amendment of the Income Tax Act, etc.” (Law No.9 of 2015) enacted in Japan on March 31, 2015, a revised corporation tax rate will be imposed from the annual reporting periods commencing on and after April 1, 2015. As a result of such amendments, the effective Japanese statutory corporate tax rate of 36% previously applied for calculation of the amount of deferred tax assets and deferred tax liabilities has been reduced to 33% with respect to temporary differences to be realized during the annual reporting periods commencing on April 1, 2015, and 32% with respect to temporary differences to be realized during the annual reporting periods commencing on and after April 1, 2016. Due mainly to the fact that Kyocera recognized reversal income taxes in the amount of ¥31,703 million after revaluating deferred tax assets and liabilities in line with the revision of the corporate tax rate, the effective tax rate decreased.

Net Income Attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests in fiscal 2015 increased by ¥3,170 million, or 50.7%, to ¥9,428 million compared with ¥6,258 million in fiscal 2014. This was due mainly to an increase in net income of AVX Corporation, which accounted for approximately 30% of noncontrolling ownership interests in fiscal 2015.

Business Overview by Reporting Segment

The following table shows a breakdown of Kyocera’s total consolidated net sales in fiscal 2014 and fiscal 2015 by the seven reporting segments:

	Years ended March 31,				Increase
	2014		2015		(Decrease)
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥80,020	5.5	¥90,694	5.9	¥10,674	13.3
Semiconductor Parts Group	187,891	13.0	217,879	14.3	29,988	16.0
Applied Ceramic Products Group	272,795	18.9	277,629	18.2	4,834	1.8
Electronic Device Group	284,322	19.6	284,145	18.6	(177)	(0.1)
Total Components Business	825,028	57.0	870,347	57.0	45,319	5.5
Telecommunications Equipment Group	186,749	12.9	204,290	13.4	17,541	9.4
Information Equipment Group	307,848	21.3	332,596	21.8	24,748	8.0
Total Equipment Business	494,597	34.2	536,886	35.2	42,289	8.6
Others	173,137	11.9	172,925	11.3	(212)	(0.1)
Adjustments and eliminations	(45,393)	(3.1)	(53,622)	(3.5)	(8,229)	—
Net sales	¥1,447,369	100.0	¥1,526,536	100.0	¥79,167	5.5

The following table shows a breakdown of Kyocera’s total consolidated income before income taxes, and operating profit for fiscal 2014 and fiscal 2015 by the seven reporting segments:

	Years ended March 31,				Increase
	2014		2015		(Decrease)
	Amount	% *	Amount	% *	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥11,836	14.8	¥16,134	17.8	¥4,298	36.3
Semiconductor Parts Group	31,889	17.0	33,971	15.6	2,082	6.5
Applied Ceramic Products Group	33,501	12.3	3,159	1.1	(30,342)	(90.6)
Electronic Device Group	21,160	7.4	34,372	12.1	13,212	62.4
Total Components Business	98,386	11.9	87,636	10.1	(10,750)	(10.9)
Telecommunications Equipment Group	1,437	0.8	(20,212)	—	(21,649)	—
Information Equipment Group	28,193	9.2	34,569	10.4	6,376	22.6
Total Equipment Business	29,630	6.0	14,357	2.7	(15,273)	(51.5)
Others	6,276	3.6	6,848	4.0	572	9.1
Operating profit	134,292	9.3	108,841	7.1	(25,451)	(19.0)
Corporate gains and equity in earnings (losses) of affiliates and an unconsolidated subsidiary	11,889	—	13,744	—	1,855	15.6
Adjustments and eliminations	87	—	(723)	—	(810)	—
Income before income taxes	¥146,268	10.1	¥121,862	8.0	¥(24,406)	(16.7)

* % to net sales of each corresponding segment

(1) Fine Ceramic Parts Group

Sales in this reporting segment for fiscal 2015 increased by ¥10,674 million, or 13.3%, to ¥90,694 million compared with ¥80,020 million in fiscal 2014 due to growth in sales of components for industrial machinery such as semiconductor processing equipment, sapphire substrates for LEDs and automotive parts, particularly automotive camera modules. The yen’s depreciation also pushed up sales by approximately ¥3,000 million compared with fiscal 2014.

Operating profit for fiscal 2015 increased significantly by ¥4,298 million, or 36.3%, to ¥16,134 million compared with ¥11,836 million in fiscal 2014 due to the effect of higher sales of core products and efforts to comprehensively reduce costs resulted in increase in gross profit. In addition, the yen’s depreciation pushed up operating profit by approximately ¥1,000 million.

(2) Semiconductor Parts Group

Sales in this reporting segment for fiscal 2015 increased by ¥29,988 million, or 16.0%, to ¥217,879 million compared with ¥187,891 million in fiscal 2014 due to an increase in sales of ceramic packages mainly for smartphones, communications infrastructures and LEDs, along with market expansion coupled with contribution of approximately ¥12,000 million from a consolidated subsidiary since the beginning of fiscal 2015 that joined the Kyocera Group in October 2013. The yen’s depreciation also pushed up sales by approximately ¥11,000 million compared with fiscal 2014.

Operating profit for fiscal 2015 increased by ¥2,082 million, or 6.5%, to ¥33,971 million compared with ¥31,889 million in fiscal 2014. The year-on-year increase was attributable to the fact that operating profit was pushed up by approximately ¥6,000 million due to weak yen, and to higher sales of ceramic packages and the effect of cost reductions, despite a decrease in gross profit ratio due to an increase in expenses associated with the launch of a new factory in Japan and the impact of product price erosion in organic package business.

(3) Applied Ceramic Products Group

Sales in this reporting segment for fiscal 2015 increased by ¥4,834 million, or 1.8%, including approximately ¥5,500 million push up effect of yen’s depreciation, to ¥277,629 million compared with ¥272,795 million in fiscal 2014. Sales in the solar energy business for fiscal 2015 remained roughly on par with fiscal 2014 due to efforts to expand and enhance the product lineup with the introduction of monocrystalline solar modules and proactive sales promotion despite a decline in the price of solar modules and the impact of a halt in grid access applications by electric power companies. In contrast, sales in the cutting tool business increased in line with expanded production activities in automotive related markets.

Operating profit decreased by ¥30,342 million, or 90.6%, to ¥3,159 million, however, compared with ¥33,501 million in fiscal 2014. This decrease was due primarily to the impact of around a 20% decline in prices year on year in the solar energy business, and the fact that operating profit in this reporting segment was pushed down by approximately ¥5,000 million due mainly to an increase in procurement costs from overseas as a result of the weak yen, and by approximately ¥8,500 million compared with fiscal 2014 following an increase in costs including the write-down of inventory.

(4) Electronic Device Group

Sales in this reporting segment for fiscal 2015 decreased by ¥177 million, or 0.1%, to ¥284,145 million compared with ¥284,322 million in fiscal 2014, despite the weak yen’s push up effect of approximately ¥19,000 million. This was due to a decline in sales of display related products as a result of structural reforms implemented in fiscal 2014 despite steady increases in sales mainly of capacitors and connectors for smartphones and printing devices for industrial equipment.

Operating profit for fiscal 2015 increased significantly by ¥13,212 million, or 62.4%, to ¥34.372 million, however, compared with ¥21,160 million in fiscal 2014. This increase was due in part to an improvement in gross profit on the back of structural reforms implemented in fiscal 2014 and cost reductions and to the fact that operating profit was pushed up by approximately ¥5,000 million as a result of the weak yen.

(5) Telecommunications Equipment Group

Sales in this reporting segment for fiscal 2015 increased by ¥17,541 million, or 9.4%, to ¥204,290 million compared with ¥186,749 million in fiscal 2014. This increase was due mainly to an increase in sales in the overseas market due to improvement in the product mix following the introduction of new smartphone models and efforts to secure new customers. The yen’s depreciation also pushed up sales by approximately ¥7,500 million compared with fiscal 2014.

Operating profit for fiscal 2015 decreased by ¥21,649 million, however, compared with profit of ¥1,437 million posted in fiscal 2014 and operating loss of ¥20,212 million was posted. This decrease was due primarily to the recording of ¥18,456 million in impairment loss on goodwill from when Kyocera acquired the mobile phone business of Sanyo Electric Co., Ltd. (company name at time) in April 2008 coupled with the fact that operating profit was pushed down by approximately ¥1,000 million, which included an increase in procurement costs from overseas due to the weak yen.

(6) Information Equipment Group

Sales in this reporting segment increased by ¥24,748 million, or 8.0%, to ¥332,596 million compared with ¥307,848 million in fiscal 2014. This increase was due to around a 10% rise in sales volume of equipment, mainly overseas, as a result of sales promotion activities for new products, in addition to an increase in sales of related products, including consumables in line with this. The yen’s depreciation also pushed up sales by approximately ¥11,000 million.

Operating profit increased significantly by ¥6,376 million, or 22.6%, to ¥34,569 million compared with ¥28,193 million in fiscal 2014. This increase was due to the effects of sales growth and cost reductions despite an increase of approximately ¥2,700 million in sales promotion costs in line with sales promotion activities and the fact that operating profit was pushed down by approximately ¥2,200 million as a result of an increase in R&D expenses. Operating profit also pushed up by the yen’s depreciation by approximately ¥1,000 million.

(7) Others

Sales in this reporting segment for fiscal 2015 decreased by ¥212 million, or 0.1%, to ¥172,925 million compared with ¥173,137 million in fiscal 2014 due mainly to a decrease in sales by approximately ¥1,000 million at Kyocera Communication Systems Co., Ltd. owing to a decline in demand in the telecommunications engineering business.

Operating profit increased for fiscal 2015 by ¥572 million, or 9.1%, to ¥6,848 million compared with ¥6,276 million in fiscal 2014, however, due to the effect of cost reductions at respective subsidiaries despite a decline in sales.

(8) Corporate gains and equity in earnings (losses) of affiliates and an unconsolidated subsidiary

Corporate income and losses mainly constitute gains or losses related to financial assets, and income related to management supporting service provided by Kyocera’s head office to each reporting segment. The income increased by ¥1,855 million, or 15.6%, to ¥13,744 million compared with ¥11,889 million in fiscal 2014. This was mainly due to an increase of dividend income from KDDI Corporation, which was partially offset by a decrease of gains from sales of securities.

Results of Operations

Fiscal 2014 compared with Fiscal 2013

The following table shows a summary of Kyocera’s results of operations for fiscal 2013 and fiscal 2014:

	Years ended March 31,				Increase
	2013		2014		(Decrease)
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Net sales	¥1,280,054	100.0	¥1,447,369	100.0	¥167,315	13.1
Cost of sales	952,350	74.4	1,068,465	73.8	116,115	12.2
Gross profit	327,704	25.6	378,904	26.2	51,200	15.6
Selling, general and administrative expenses	250,778	19.6	258,322	17.9	7,544	3.0
Profit from operations	76,926	6.0	120,582	8.3	43,656	56.8
Interest and dividend income	14,666	1.1	18,172	1.3	3,506	23.9
Interest expense	(1,890)	(0.2)	(1,945)	(0.1)	(55)	—
Foreign currency transaction gains, net	5,136	0.4	5,108	0.3	(28)	(0.5)
Gains on sales of securities, net	4,542	0.4	2,875	0.2	(1,667)	(36.7)
Other, net	1,983	0.2	1,476	0.1	(507)	(25.6)
	24,437	1.9	25,686	1.8	1,249	5.1
Income before income taxes	101,363	7.9	146,268	10.1	44,905	44.3
Income taxes	34,012	2.6	51,254	3.5	17,242	50.7
Net income	67,351	5.3	95,014	6.6	27,663	41.1
Net income attributable to noncontrolling interests	(878)	(0.1)	(6,258)	(0.5)	(5,380)	—
Net income attributable to shareholders of Kyocera Corporation	¥66,473	5.2	¥88,756	6.1	¥22,283	33.5

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

For details regarding net sales, please refer to page 40, “Business Overview by Reporting Segment.”

Net Sales by Geographic Segment

The following table shows a breakdown of Kyocera’s total consolidated net sales in fiscal 2013 and fiscal 2014, distinguishing between domestic and overseas sales and, with respect to overseas sales, showing the geographical areas in which such sales were made:

	Years ended March 31,				Increase
	2013		2014		(Decrease)
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Japan	¥574,202	44.9	¥643,423	44.4	¥69,221	12.1
Asia	235,520	18.4	274,512	19.0	38,992	16.6
Europe	198,868	15.5	247,700	17.1	48,832	24.6
United States of America	215,032	16.8	217,230	15.0	2,198	1.0
Others	56,432	4.4	64,504	4.5	8,072	14.3
Net sales	¥1,280,054	100.0	¥1,447,369	100.0	¥167,315	13.1

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

For a detail of income before income taxes, please refer to page 40, “Business Overview by Reporting Segment.”

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

Business Overview by Reporting Segment

The following table shows a breakdown of Kyocera’s total consolidated net sales in fiscal 2013 and fiscal 2014 by the seven reporting segments:

	Years ended March 31,				Increase
	2013		2014		(Decrease)
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥74,852	5.9	¥80,020	5.5	¥5,168	6.9
Semiconductor Parts Group	167,241	13.1	187,891	13.0	20,650	12.3
Applied Ceramic Products Group	211,439	16.5	272,795	18.9	61,356	29.0
Electronic Device Group	271,570	21.2	284,322	19.6	12,752	4.7
Total Components Business	725,102	56.7	825,028	57.0	99,926	13.8
Telecommunications Equipment Group	177,314	13.8	186,749	12.9	9,435	5.3
Information Equipment Group	250,534	19.6	307,848	21.3	57,314	22.9
Total Equipment Business	427,848	33.4	494,597	34.2	66,749	15.6
Others	159,902	12.5	173,137	11.9	13,235	8.3
Adjustments and eliminations	(32,798)	(2.6)	(45,393)	(3.1)	(12,595)	—
Net sales	¥1,280,054	100.0	¥1,447,369	100.0	¥167,315	13.1

The following table shows a breakdown of Kyocera’s total consolidated income before income taxes, and operating profit for fiscal 2013 and fiscal 2014 by the seven reporting segments:

	Years ended March 31,				Increase
	2013		2014		(Decrease)
	Amount	% *	Amount	% *	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥7,614	10.2	¥11,836	14.8	¥4,222	55.5
Semiconductor Parts Group	30,379	18.2	31,889	17.0	1,510	5.0
Applied Ceramic Products Group	17,924	8.5	33,501	12.3	15,577	86.9
Electronic Device Group	(4,014)	—	21,160	7.4	25,174	—
Total Components Business	51,903	7.2	98,386	11.9	46,483	89.6
Telecommunications Equipment Group	1,340	0.8	1,437	0.8	97	7.2
Information Equipment Group	21,750	8.7	28,193	9.2	6,443	29.6
Total Equipment Business	23,090	5.4	29,630	6.0	6,540	28.3
Others	10,542	6.6	6,276	3.6	(4,266)	(40.5)
Operating profit	85,535	6.7	134,292	9.3	48,757	57.0
Corporate gains and equity in losses of affiliates and an unconsolidated subsidiary	17,248	—	11,889	—	(5,359)	(31.1)
Adjustments and eliminations	(1,420)	—	87	—	1,507	—
Income before income taxes	¥101,363	7.9	¥146,268	10.1	¥44,905	44.3

_________

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

On October 10, 2012, the EPA, the United States, and the Commonwealth of Massachusetts and AVX Corporation announced that they had reached a financial settlement with respect to the EPA’s ongoing clean-up of the New Bedford Harbor in the Commonwealth (the harbor). That agreement is contained in a Supplemental Consent Decree that modifies certain provisions of a 1992 Consent Decree regarding clean-up of the harbor, including elimination of the governments’ right to invoke certain clean-up reopener provisions in the 1992 Consent Decree in the future. Under the terms of the settlement, AVX Corporation was obligated to pay ¥39,643 million ($366.25 million), plus interest computed from August 1, 2012, in three installments over a two-year period for use by the EPA and the Commonwealth to complete the clean-up of the harbor. The settlement also required the EPA to withdraw the Unilateral Administrative Order (the UAO) that was issued on April 18, 2012 regarding additional clean-up activities. The United States District Court approved the settlement and entered the Supplemental Consent Decree on September 19, 2013.

On October 18, 2013, AVX paid the initial settlement installment of ¥13,335 million ($133.35 million), plus accrued interest of ¥395 million ($3.95 million).  On March 26, 2014, AVX prepaid the second settlement installment of ¥11,414 million ($110.82 million), plus accrued interest of ¥85 million ($0.82 million) on the remaining settlement amount through that date. On May 26, 2015, AVX prepaid the third and final settlement installment of ¥14,894 million ($122.08 million), plus accrued interest of ¥135 million ($1.11 million) on the final settlement amount through that date.

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

Kyocera recognized inventory write-downs of ¥7,256 million in fiscal 2014 and ¥17,361 million in fiscal 2015, which were due mainly to the Applied Ceramic Products Group and the Telecommunications Equipment Group. Kyocera recorded these write-downs to adjust the carrying amount to market value due to decreases in sales price arising from short lives of products or rapidly worsening market conditions. If the market conditions or demand for the products are less favorable than Kyocera’s projections, additional write-downs may be required.

The amounts of these inventory write-downs by reporting segments appear in Note 17 to the Consolidated Financial Statements included in this annual report on Form 20-F.

Impairment of Securities and Investments

Kyocera records impairment charges for debt and equity securities when it believes that the decline in fair value is other-than-temporary. Kyocera regularly reviews each security and investment for impairment based on the extent to which the fair value is less than cost, the duration of the decline, the anticipated recoverability of fair value in the future and the financial conditions of the issuer. Poor operating results of the issuers of these securities or adverse changes in the market may cause impairment losses in future periods. The impairment losses are mainly recorded as Corporate losses.

Kyocera recognized losses on impairment of debt and equity securities of ¥109 million and ¥2 million in fiscal 2014 and 2015, respectively.

Kyocera is currently a major shareholder of KDDI Corporation. The price fluctuation of the shares of KDDI Corporation may affect Kyocera’s financial conditions. The unrealized gain on the shares of KDDI Corporation held by Kyocera at March 31, 2015 had increased by ¥250,317 million, or 57.5%, to ¥685,745 million compared with that of ¥435,428 million at March 31, 2014, due to a fluctuation of the market price of the shares of KDDI Corporation. For detailed information on the gross unrealized gain or loss, see Note 3 to the Consolidated Financial Statements in this annual report on Form 20-F.

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

Kyocera recognized an impairment loss on goodwill in the amount of ¥18,456 million in the Telecommunications Equipment Group (“Reporting Unit”), which was included in selling, general and administrative expenses in the consolidated statement of income for fiscal 2015. The loss was recorded due to a decline in the fair value of the Reporting Unit determined based on its updated future estimated cash flows, reflecting the slow improvement of profitability in the overseas market, especially in the U.S. market, as well as the operating loss before the impairment loss recorded in fiscal 2015 in the midst of the market condition with low profitability.

The fair value of the liquid crystal displays (LCD) business included in the Electronic Device Group reporting unit (which includes goodwill of ¥14,143 million in its carrying amount as of March 31, 2015) exceeded its carrying amount by 6.9% in the first step as of January 1, 2015. However, there is a significant future impairment risk to goodwill if the future net cash flows of the LCD business are adversely affected by future market conditions or increased negative operating results or changes to key assumptions including the discount rate applied.

For detailed information of these acquisitions, see Note 9 to the Consolidated Financial Statements in this annual report on Form 20-F.

Deferred Tax Assets

Kyocera records deferred tax assets with valuation allowances to adjust their carrying amounts when it believes that it is more likely than not that the assets will not be realized. The valuation of deferred tax assets principally depends on the estimation of future taxable income and feasible tax planning strategies. If future taxable income is lower than expected due to future market conditions or poor operating results, significant adjustments to deferred tax assets may be required. At March 31, 2015, deferred tax assets amounted to ¥103,140 million, which Kyocera considers will more likely than not be realized in the future. Kyocera considers the reasonableness of the recoverability of the deferred tax assets in the future, considering the comparison between the amounts of income from continuing operations before income taxes and income taxes in fiscal 2015.

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

If Kyocera is required to decrease its assumptions of the discount rate and the expected long-term rate of return on plan assets because of a stagnation of Japanese and global economies, projected benefit obligations and net periodic pension costs will be increased.

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

Effect on projected benefit obligations as of March 31, 2015
(Yen in millions)
Discount rates:
0.25% decrease	¥ 5,879
0.25% increase	(5,551)

Effect on income before income taxes for the year ending March 31, 2016
(Yen in millions)
Discount rates:
0.25% decrease	¥ (41)
0.25% increase	40
Expected rate of return on plan assets:
0.25% decrease	(420)
0.25% increase	420

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

At March 31, 2015, gross unrecognized tax benefits amounted to ¥3,258 million. Kyocera does not anticipate the final resolution of procedures to have a material impact on the consolidated statements of income in the future.

Recently Adopted Accounting Standards

On April 1, 2014, Kyocera adopted Accounting Standards Update (ASU) No. 2013-04, “Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date.” This accounting standard requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of the following: (a) The amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors (b) Any additional amount the reporting entity expects to pay on behalf of its co-obligors. The accounting standard also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On April 1, 2014, Kyocera adopted ASU No. 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity.” This accounting standard resolves the diversity in practice about whether ASC 810-10, “Consolidation—Overall,” or ASC 830-30, “Foreign Currency Matters—Translation of Financial Statements,” applies to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. In addition, this accounting standard resolves the diversity in practice for the treatment of business combinations achieved in stages involving a foreign entity. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On April 1, 2014, Kyocera adopted ASU No. 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” This accounting standard requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward in the financial statements. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

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

In August 2014, the FASB issued ASU No. 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern.” This accounting standard requires an entity’s management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. If conditions or events raise substantial doubt about an entity’s ability to continue as a going concern, the entity is required to disclose additional information. This accounting standard will be effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. As this accounting standard is a provision for disclosure, the adoption of this accounting standard is not expected to have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In November 2014, the FASB issued ASU No. 2014-16, “Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity.” This accounting standard eliminates the use of different methods in practice and thereby reduces existing diversity under U.S. GAAP in evaluating whether the nature of the host contract within a hybrid financial instrument issued in the form of a share is more akin to debt or to equity. For hybrid financial instruments issued in the form of a share, an entity is required to determine the nature of the host contract by considering all stated and implied substantive terms and features of the hybrid financial instrument, weighing each term and feature on the basis of relevant facts and circumstances. This accounting standard will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. The adoption of this accounting standard is not expected to have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In January 2015, the FASB issued ASU No. 2015-01, “Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items”. This accounting standard eliminates from U.S. GAAP the concept of extraordinary items. This accounting standard will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. As this accounting standard is a provision for disclosure, the adoption of this accounting standard is not expected to have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In February 2015, the FASB issued ASU No. 2015-02, “Amendments to the Consolidation Analysis.” This accounting standard changes the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. All legal entities are subject to reevaluation under the revised consolidation model. This accounting standard affects reporting entities that are required to evaluate whether they should consolidate certain legal entities. This accounting standard will be effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. The adoption of this accounting standard is not expected to have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In April 2015, the FASB issued ASU No. 2015-05, “Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement.” This accounting standard provides a guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. This accounting standard will be effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2015. The adoption of this accounting standard is not expected to have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

B. Liquidity and Capital Resources

Capital Resources

Kyocera’s net cash provided by operating activities in fiscal 2015 was ¥130,767 million, and cash and cash equivalents at March 31, 2015 were ¥351,363 million. In addition, Kyocera also held significant amount of highly-liquid financial assets. Based on those facts, Kyocera does not expect to face any liquidity issue in the foreseeable future. In the short term, Kyocera expects cash demands for funds for capital expenditures, R&D activities and payments of dividends to shareholders in addition to working capital of operational activities. Kyocera’s primary source of short-term liquidity is cash generated by operations. Certain subsidiaries also generate capital in the form of loans from financial institutions. At March 31, 2015, Kyocera’s short-term borrowings and long-term debt including current portion totaled ¥31,451 million. The ratio to total assets of 1.0% continues to reflect a low level of dependence. Most borrowings were denominated in the Euro, the Japanese yen and the U.S. dollar, but certain borrowings were denominated in other foreign currencies. Details of these borrowings are described in “Tabular Disclosure of Contractual Obligations,” which also includes the information regarding obligations for the acquisition or construction of property, plant and equipment.

Capital expenditures in fiscal 2015 increased by ¥59 million, or 0.1%, to ¥56,670 million compared with ¥56,611 million in fiscal 2014. In fiscal 2015, although capital expenditures in the Fine Ceramic Parts Group, the Information Equipment Group and the Electronic Device Group decreased, capital expenditures in the Semiconductor Parts Group increased compared with fiscal 2014. As a result, capital expenditures in fiscal 2015 were almost the same as in fiscal 2014. R&D expenses in fiscal 2015 increased by ¥6,455 million, or 13.2%, to ¥55,285 million compared with ¥48,830 million in fiscal 2014. Almost all capital and R&D expenditures were funded by using cash at hand.

During fiscal 2016, Kyocera expects total capital expenditures to be approximately ¥70,000 million and total R&D expenses to be approximately ¥60,000 million. Kyocera expects that total capital expenditures will increase due mainly to capital expenditures in the Semiconductor Parts Group conducted in order to expand its production capacity. Kyocera also expects that R&D expenses will increase compared with fiscal 2015. Kyocera will promote R&D of new products in order to expand the business. Nearly all capital and R&D expenditures will be funded by using cash on hand. Kyocera intends to maintain the proportion of capital and R&D expenditures to sales in fiscal 2016 at almost as same level as in fiscal 2015. Kyocera believes that it needs to invest its resources continuously in the development of new business areas and enhancement of technology in order to create new products and commercialize advanced technologies, and thereby secure future earnings streams.

Kyocera contributed ¥14,008 million to its benefit pension plans in fiscal 2015 and Kyocera expects to contribute ¥13,258 million to its benefit pension plans in fiscal 2016. At March 31, 2015, Kyocera’s funded status of its benefit pension plans ensured the sources of funds sufficient to cover the pension benefits paid to participants and beneficiaries, and large amounts of additional contributions are not considered to be necessary. Kyocera expects contributions to pension plan assets will be made by using cash on hand.

In accordance with the terms of the financial settlement with the U.S. governments regarding the environmental remedial actions at New Bedford Harbor in the Commonwealth of Massachusetts, AVX Corporation, a U.S.-based subsidiary, paid ¥24,749 million of environmental remediation charges plus accrued interest to the U.S. governments by using its cash at hand during the year ended March 31, 2014, and it also paid ¥14,894 million of such charges plus accrued interest on May 26, 2015.

In fiscal 2015, Kyocera Corporation paid cash dividends totaling ¥29,349 million, at ¥80 per share. Kyocera Corporation received approval at the general meeting of shareholders held on June 24, 2015 for the payment of year-end dividends totaling ¥22,012 million, or ¥60 per share, on June 25, 2015 to all shareholders of record on March 31, 2015.

As described in Note 2 to the Consolidated Financial Statements, Kyocera made several acquisitions of businesses, of which costs, net cash acquired, were ¥1,843 million in fiscal 2015. Such acquisition costs were all funded by using cash in hand.

At March 31, 2015, Kyocera’s working capital totaled ¥1,101,296 million, an increase of ¥61,312 million, or 5.9%, compared with ¥1,039,984 million at March 31, 2014. Our working capital requirements, capital expenditures, debt repayments and other obligations were funded by using cash on hand.

Undistributed earnings of foreign subsidiaries which are intended to be reinvested indefinitely amounted to ¥302,266 million as of March 31, 2015. Accordingly, cash and cash equivalents and investments in securities amounts held by Kyocera’s foreign subsidiaries, totaling ¥266,676 million as of March 31, 2015, are not intended to be used as dividend distributions to Kyocera for use in Japan at present. Kyocera currently believes it does not need the cash and investments held by its foreign subsidiaries to be repatriated back to Japan at least in fiscal 2016 as it has adequate liquidity within Japan to support its Japanese operations.

Kyocera believes cash on hand will be sufficient to fund all cash requirements outlined above during fiscal 2016. Consequently, Kyocera does not currently intend to use any other external financing sources that might affect its credit agency ratings. If cash generated by operations are insufficient for funding purposes, Kyocera retains other financing options, including external sources, such as short-term borrowings or long-term debts, as well as financing directly in the capital markets through issuances of debt or equity securities. As evidenced by equity to assets ratio of 73.3% at March 31, 2015, Kyocera maintains a strong financial position, which leads Kyocera to believe that any capital requirements could be secured from external sources at a relatively low cost. Kyocera also maintains good business relationships with several major financial institutions.

Any future significant deterioration in market demand for Kyocera’s products, or a slump in product prices to levels substantially below those projected by Kyocera, could adversely affect Kyocera’s operating results and financial condition, possibly resulting in reduced liquidity.

Cash flows

Fiscal 2015 compared with Fiscal 2014

The following table shows a summary of Kyocera’s cash flows for fiscal 2014 and fiscal 2015:

	Years ended March 31,
	2014	2015
	Amount	Amount
	(Yen in millions)
Cash flows from operating activities	¥149,141	¥130,767
Cash flows from investing activities	(101,141)	(93,608)
Cash flows from financing activities	(32,805)	(39,992)
Effect of exchange rate changes on cash and cash equivalents	14,525	19,022
Net increase in cash and cash equivalents	29,720	16,189
Cash and cash equivalents at beginning of year	305,454	335,174
Cash and cash equivalents at end of year	¥335,174	¥351,363

Net cash provided by operating activities for fiscal 2015 decreased by ¥18,374 million, or 12.3%, to ¥130,767 million from ¥149,141 million for fiscal 2014. Although net income increased, the change was mainly due to the recording of ¥49,745 million of deferred tax expense in fiscal 2015 associated with the revision of the tax system in Japan and the increase in receivables from fiscal 2014 to fiscal 2015. These were partly offset by a decrease in notes and accounts payable as well as an increase in other current liabilities including accrued expenses and derivative liabilities.

Net cash used in investing activities for fiscal 2015 decreased by ¥7,533 million, or 7.4%, to ¥93,608 million from ¥101,141 million for fiscal 2014. This mainly reflected that an increase in proceeds from maturities of held-to-maturity securities exceeded an increase in payments for purchases of held-to-maturity securities.

Net cash used in financing activities for fiscal 2015 increased by ¥7,187 million, or 21.9%, to ¥39,992 million from ¥32,805 million for fiscal 2014. This was due mainly to increases in dividends paid and in purchases of noncontrolling interests.

An increase in the effect of exchange rate changes on cash and cash equivalents of  ¥19,022 million was due mainly to the yen’s depreciation against the Euro and the U.S. dollar between March 31, 2014 and March 31, 2015.

Cash and cash equivalents at March 31, 2015 totaled ¥351,363 million, an increase of ¥16,189 million, or 4.8%, from ¥335,174 million at March 31, 2014. Most of Kyocera’s cash and cash equivalents were denominated in the yen but certain cash and cash equivalents, mainly in overseas subsidiaries, were denominated in foreign currencies, such as the U.S. dollar.

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

Assets, Liabilities and Equity

Kyocera’s total assets at March 31, 2015 increased by ¥384,480 million, or 14.6% to ¥3,021,184 million, compared with ¥2,636,704 million at March 31, 2014.

Short-term investments in debt and equity securities decreased by ¥20,663 million, or 17.8%, to ¥95,237 million, due mainly to redemption from maturities of held-to-maturity investments.

Other short-term investments increased by ¥24,027 million, or 15.0%, to ¥184,358 million, due mainly to acquisitions of time deposits.

Trade accounts receivables increased by ¥41,562 million, or 16.1%, to ¥299,412 million, due mainly to increases in sales.

Inventories increased by ¥18,697 million, or 5.6%, to ¥354,499 million, due mainly to the impact of the depreciation of the yen despite the write-down of inventories in the Applied Ceramic Products Group.

Long-term investments in debt and equity securities increased by ¥313,426 million or, 42.5%, to ¥1,051,638 million, due mainly to increases in the market value of the shares of KDDI Corporation and other equity securities at March 31, 2015 compared with March 31, 2014.

Total property, plant and equipment at cost, net of accumulated depreciation, decreased by ¥9,066 million, or 3.4%, to ¥261,491 million. Capital expenditure in fiscal 2015 was ¥56,670 million, and depreciation was ¥62,413 million.

Goodwill decreased by ¥14,465 million, or 12.4%, to ¥102,167 million, due mainly to the recording of impairment loss as discussed in Item 5.A. “Operating Results” of this annual report on Form 20-F on Page 28.

Kyocera’s total liabilities at March 31, 2015 increased by ¥68,083 million, or 10.5%, to ¥717,561 million, compared with ¥649,478 million at March 31, 2014.

Other accrued liabilities increased by ¥21,958 million, or 70.0%, to ¥53,305 million, due mainly to reclassification of a liability for an environmental remediation charge at AVX Corporation from other non-current liabilities.

Deferred taxes liabilities increased by ¥56,500 million or, 23.9%, to ¥292,454 million, due mainly to increases in the market value of the shares of KDDI Corporation and other equity securities at March 31, 2015 compared with March 31, 2014.

Total equity at March 31, 2015 increased by ¥316,397 million, or 15.9%, to ¥2,303,623 million, compared with ¥1,987,226 million at March 31, 2014.

Retained earnings at March 31, 2015 increased by ¥86,526 million, or 6.1%, due to net income for fiscal 2015 of ¥115,875 million offset by cash dividend payments of ¥29,349 million.

Accumulated other comprehensive income increased by ¥218,710 million, or 87.1%, to ¥469,673 million. Net unrealized gains on securities increased by ¥174,058 million, or 59.2%, due mainly to increases in market values of the shares of KDDI Corporation and other equity securities at March 31, 2015 compared with March 31, 2014.

Foreign currency translation adjustments increased by ¥52,115 million to ¥30,656 million, due mainly to the effect of the yen’s depreciation.

Kyocera Corporation shareholders’ equity ratio at March 31, 2015 was 73.3%, increased by 0.8 percentage points compared with 72.5% at March 31, 2014.

Noncontrolling interests in subsidiaries, principally AVX Corporation, increased by ¥11,161 million, or 14.5%, to ¥88,304 million, compared with ¥77,143 million at March 31, 2014.This was due mainly to an increase in net income of AVX Corporation.

C. Research and Development, Patents and Licenses, etc.

Kyocera seeks to create new technologies, products and markets by integrating group-wide management resources and thereby generate businesses that will become core to the group in the future. In particular, we are focusing on R&D of new high-value-added technologies and products in the information and communications market, the environment and energy market and automotive related markets as well as medical and healthcare markets that have high-growth potential.

An outline of R&D activities in each reporting segment follows.

(1) Fine Ceramic Parts Group

Kyocera is engaged in fundamental research and process development to further enhance our fine ceramic materials technology, processing technology and design technology that we have accumulated since our earliest days. We are working to develop new products in a wide range of markets by leveraging these core technologies.

In the industrial machinery market, we are strengthening the development of parts for next-generation semiconductor fabrication equipment, which includes equipment for larger size of silicon wafers.

In the automotive market, efforts are being undertaken for camera modules for rearview detection and for preventing collision, an area where demand is forecast to increase due to legislation concerning safety regulations in the United States. At the same time, we are concentrating development on ceramic parts for diesel engines that contribute to a reduction of carbon dioxide and exhaust gas.

In the digital consumer equipment market, including smartphones and TVs, we are strengthening the development in particular of Smart Sonic Receiver and Smart Sonic Sound technologies that make maximum use of the exceptional piezoelectric properties of ceramics, and are progressing with market cultivation.

In the environment and energy market, we are strengthening the development of solid oxide fuel cell (SOFC) system and SOFC components, which have expectations as new energy supply systems that contribute to the realization of a low carbon society, and of LED related products, where demand is growing in lightning applications.

(2) Semiconductor Parts Group

In the digital consumer equipment market, needs are continuing to grow for products such as smartphones and tablet computers that are more multifunctional as well as smaller and thinner. In line with this, electronic components used in such equipment are getting smaller while semiconductors are becoming more refined. In the information and communications network market, there is demand for the creation of fast, large-capacity infrastructure. In order to respond to these market trends and to expand the business, Kyocera is working to develop new high-value-added products that leverage our own unique material, design and layering technologies.

Specifically, in the ceramic package business we are working on the development of high-strength, high-rigidity ultra-small and thin ceramic packages that employ micro wiring as well as ceramic packages for optical communications that are capable of higher frequency. In the organic multilayer package business, we are strengthening the development of fine-pitch, thin, highly precise flip-chip packages and module substrates as well as component-embedded boards. In addition, we are working on the development of new products by using new materials that respond to high frequency in the printed circuit board business .

(3) Applied Ceramic Products Group

In the solar energy business, we are working to improve product quality, which includes efforts to enhance the conversion efficiency of monocrystalline and multicrystalline solar cells as well as boost the output and durability of modules. We are also aiming to expand businesses in the environment and energy market. To this end, we are focusing on the development of large-scale power storage systems in line with rising interest in storing excess power in storage systems for personal consumption, and energy management systems, which control energy efficiently, in addition to peripheral solar energy devices such as power conditioners that convert electricity so that it can be used in the home or office.

In the cutting tool business, we are pushing ahead with the development of high-quality and high-precision products that contribute to increased productivity for users, which are employed in a wide array of markets such as the automotive and industrial machinery markets.

(4) Electronic Device Group

Kyocera is developing small, high-capacitance ceramic capacitors, SAW devices, crystal components, and fine-pitch, low-profile connectors for use in mobile equipment such as smartphones and tablet computers, which are getting more multifunctional and require smaller components. In addition, we are pushing ahead with the development of high-voltage ceramic capacitors for the industrial equipment market and high-temperature capacitors, high-voltage and high-current connectors for the automotive market.

In liquid crystal display related products, we are developing high-value-added products that include TFT liquid crystal displays combined with a touch panel and cover glass, for use in the automotive and industrial equipment markets. Additionally, we are developing high-speed, high-image quality inkjet printheads mainly for the commercial printing market.

(5) Telecommunications Equipment Group

Kyocera is strengthening the development of high-value-added terminals that realize differentiation in user interface, such as by making it much easier to hear calls more clearly through the inclusion of uniquely developed ceramic piezoelectric components, in addition to waterproof, dust prevention and shock-resistant features. We are also working to reduce development time and increase the number of development models by promoting the use of platforms for terminals for Japan and overseas. Additionally, we are strengthening the development of Machine-to-Machine (M2M) modules, where we expect demand to increase in various fields that include telematics and smart grids, by utilizing telecommunications technology accumulated in the terminal business.

(6) Information Equipment Group

Kyocera is developing printers and multifunctional products that have exceptional environmental performance and economic efficiency in order to ensure differentiation from competitors, a feature of Kyocera. We are also conducting research and development to extend the life of the photoconductor drum, a processing system that maintains high image quality over a long period and for realizing low power consumption in equipment. In addition, we are pushing ahead with the development of products that can meet diverse customer needs and products based on design that enables low production costs by standardizing core components.

In the solution services field, we are accelerating the development of various applications capable of connecting mobile equipment with cloud systems as well as the creation of a system for the global development of management document services that optimize and provide continuous support to users’ document environments.

(7) Others

Kyocera Communication Systems Co., Ltd. is working on the development of infrastructure and software needed for the collection, storage and analysis of big data, realized through progress in telecommunications and cloud computing technologies in a wide range of industries, including M2M, Internet of Things (IoT), energy management systems and internet advertising.

Kyocera Chemical Corporation is working on the synthesis of new materials and the development of new material compounding technologies to meet needs for a large variety of enhanced functionality in electronic component related materials mainly semiconductors and automotive-related materials for electrical properties such as insulating reliability. Such functionality includes thermal hardening, photo-reactivity, and shape and stress stability.

R&D expenses by reporting segment are as follows.

	Years ended March 31,			Increase
	2013	2014	2015	(Decrease)
	Amount	Amount	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥2,878	¥2,553	¥3,302	29.3
Semiconductor Parts Group	2,353	2,206	2,308	4.6
Applied Ceramic Products Group	5,778	4,292	4,428	3.2
Electronic Device Group	8,058	6,351	8,557	34.7
Total Components Business	19,067	15,402	18,595	20.7
Telecommunications Equipment Group	4,445	4,294	3,935	(8.4)
Information Equipment Group	18,373	20,357	22,555	10.8
Total Equipment Business	22,818	24,651	26,490	7.5
Others	5,634	8,777	10,200	16.2
R&D expenses	¥47,519	¥48,830	¥55,285	13.2
% to net sales	3.7%	3.4%	3.6%

We have a variety of patents in Japan and other countries, and we hold licenses for the use of patents from others. Details are set forth in “Patents and Licenses” included in Item 4.B. “Business Overview” in this annual report on Form 20-F.

D. Trend Information

Kyocera is working to expand sales in the four key markets of “information and telecommunications,” “environment and energy,” “automotive” and “medical and healthcare” with the aim of generating further growth.

Sales for fiscal 2015 in the information and telecommunications market increased compared with fiscal 2014, driven by the growth in the smartphone market. Shipment volume of smartphones on a global basis increased by approximately 20% compared with fiscal 2014, and we forecast a 15% or higher growth rate in fiscal 2016 compared with fiscal 2015. In line with this, we project sales of Kyocera-made components for this market to increase.

The key products in the environment and energy market are solar-related products. In the core Japanese market, the business environment became more difficult in fiscal 2015, compared with fiscal 2014 due to the impact of a halt in grid access applications by electric power companies while unit prices declined by approximately 20% year on year. We anticipate that, in fiscal 2016, sales in the environmental and energy market will stagnate due mainly to continuing price erosion and contraction of the solar energy market in Japan. However, we forecast progress in uncompleted construction projects for solar power facilities that have already been authorized as Feed-in Tariff projects in the Japanese market as well as growth in sales in the U.S. market.

In the automotive market, automobile sales volume in the 2015 calendar year is projected to increase by approximately 2% compared with the 2014 calendar year, particularly in China and the United States. In addition, we forecast continued growth in Kyocera-made components in line with enhanced exhaust gas regulations and electrification of automobiles in addition to increased safety demand following legislation making the inclusion of view cameras mandatory in the United States.

With regard to the medical and healthcare market where our sales are relatively small, Kyocera commands number one share among Japanese manufacturers in the market for artificial joints in Japan and we will continue striving to expand sales of these products. We will also work to expand sales of dental implants and develop other new products by cultivating different business fields.

E. Off-Balance Sheet Arrangements

Refer to Note 13 in the Consolidated Financial Statements included in this annual report on Form 20-F.

As a part of our ongoing business, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F. Tabular Disclosure of Contractual Obligations

The following table provides information about Kyocera’s contractual obligations and other commercial commitments that will affect Kyocera’s liquidity for the next several years, as of March 31, 2015. Kyocera anticipates that the funds required to fulfill these debt obligations and commitments will be cash at hand.

Contractual obligations	Less than 1 year	2-3 years	4-5 years	Thereafter	Total
	(Yen in millions)
Short-term borrowings	¥4,129	¥—	¥—	¥—	¥4,129
Interest payments for short-term borrowings*	88	—	—	—	88
Long-term debt (including due within one year)	9,441	12,868	4,763	250	27,322
Interest payments for long-term debt*	978	938	185	5	2,106
Long-term supply agreement to purchase polysilicon material used in operation**	44,203	73,262	67,751	24,016	209,232
Operating leases	6,116	6,996	3,172	1,727	18,011
Obligations for the acquisition or construction of property, plant and equipment	9,526	41	—	—	9,567
Total contractual obligations	¥74,481	¥94,105	¥75,871	¥25,998	¥270,455

__________

*                 For Kyocera’s variable interest rate of borrowings and debt, Kyocera utilized the rates in effect as of March 31, 2015 when estimating schedule of interest payments.

**          For detailed information of the supply agreement, please refer to “(6) Fluctuations in the price and ability of suppliers to provide the required quantity of raw materials for use in Kyocera’s production activities” in Item 3.D. “Risk Factors” of this annual report on Form 20-F on page 9.

In addition to contractual obligations shown in the above tables, Kyocera forecasts to contribute ¥13,258 million to its defined benefit pension plans in fiscal 2016. Kyocera recorded liabilities of ¥3,258 million for gross unrecognized tax benefits in accordance with FASB’s ASC 740, “Income Taxes” at March 31, 2015, which are not included in the above table because we are unable to make reasonable estimates of the period of settlements. For detailed information, see Note 15 to the Consolidated Financial Statements in this annual report on Form 20-F.

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

The following table shows Kyocera’s Directors and Audit & Supervisory Board Members as of June 24, 2015.

Name	Date of Birth	Position	Since	Term
Tetsuo Kuba	February 2, 1954	Representative Director and Chairman	2008 (Chairman 2013)	*1
Tatsumi Maeda	January 1, 1953	Representative Director and Vice Chairman	2008	*1
Goro Yamaguchi	January 21, 1956	Representative Director and President	2009 (President 2013)	*1
Ken Ishii	October 6, 1953	Director	2012	*1
Hiroshi Fure	February 24, 1960	Director	2013	*1
Yoji Date	September 20, 1956	Director	2013	*1
Yoshihito Ohta	June 26, 1954	Director	2010	*1
Shoichi Aoki	September 19, 1959	Director	2009	*1
John S. Rigby	May 13, 1955	Director	2012	*1
Tadashi Onodera	February 3, 1948	Outside Director	2013	*1
Hiroto Mizobata	July 31, 1963	Outside Director	2015	*1
Yoshihiro Kano	April 5, 1953	Full-time Audit & Supervisory Board Member	2011	*2
Kouji Mae	January 19, 1949	Full-time Audit & Supervisory Board Member	2013	*3
Osamu Nishieda	January 10, 1943	Audit & Supervisory Board Member	1993	*4
Yoshinori Yasuda	November 24, 1946	Audit & Supervisory Board Member	2012	*4
Nichimu Inada	November 24, 1940	Audit & Supervisory Board Member	2012	*4
Yasunari Koyano	December 6, 1942	Audit & Supervisory Board Member	2013	*3

_________

*1          The term of office of a Director is two years after his election at the close of the ordinary general meeting of shareholders held on June 24, 2015.

*2          The term of office of an Audit & Supervisory Board Member is four years after his election at the close of the ordinary general meeting of shareholders held on June 24, 2015.

*3          The term of office of an Audit & Supervisory Board Member is four years after his election at the close of the ordinary general meeting of shareholders held on June 26, 2013.

*4          The term of office of an Audit & Supervisory Board Member is four years after his election at the close of the ordinary general meeting of shareholders held on June 27, 2012.

Tetsuo Kuba has served as a Representative Director and Chairman of Kyocera Corporation since 2013. He became an Executive Officer in 2003, a Managing Executive Officer in 2005, a Senior Managing Executive Officer in 2007, a Director in 2008 and a Representative Director and President in 2009. He joined Kyocera Corporation in 1982 and has served as the Representative Director and Chairman of Kyoto Purple Sanga Co., Ltd., the Representative Director and Chairman of Kyocera Crystal Device Corporation, the Representative Director and Chairman of Kyocera Document Solutions Inc, the Representative Director and Chairman of Kyocera Chemical Corporation, the Representative Director and Chairman of Kyocera Optec Co., Ltd., the Representative Director and Chairman of Kyocera Realty Development Co., Ltd., the Representative Director and Chairman of Kyocera Circuit Solutions, Inc., the Representative Director and Chairman of Kyocera Connector Products Corporation and the Chairman of the Board of AVX Corporation.

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

Goro Yamaguchi has served as a Representative Director and President of Kyocera Corporation since 2013. He became an Executive Officer in 2003, a Senior Executive Officer in 2005 and a Managing Executive Officer in 2009. He joined Kyocera Corporation in 1978 and has served as the Representative Director and Chairman and President in Kyocera Korea Co., Ltd., the Chairman of the Board of Directors of Kyocera (China) Sales & Trading Corporation, the Chairman of the Board of Directors of Shanghai Kyocera Electronics Co., Ltd., the Chairman of the Board of Directors of Dongguan Shilong Kyocera Co., Ltd., the Authorized Representative and Chairman of Kyocera Vietnam Co., Ltd. and the Chairman of the Board of Directors of Kyocera Management Consulting Service (Shanghai) Co., Ltd.

Ken Ishii has served as a Director of Kyocera Corporation since 2012. He became an Executive Officer in 2009, a Senior Executive Officer in 2011 and a Managing Executive Officer in 2012. He joined Kyocera Corporation in 1977 and has served as a Senior Managing Executive Officer, the General Manager of Corporate Cutting Tool Group, the Representative Director and Chairman and President of Kyocera Precision Tools Korea Co., Ltd., the Chairman of the Board of Directors of Kyocera Precision Tools (ZHUHAI) Co., Ltd. and the Chairman of the Board of Directors of Kyocera Precision Tools (Ganzhou) Co., Ltd.

Hiroshi Fure has served as a Director of Kyocera Corporation since 2013. He became an Executive Officer in 2011 and a Managing Executive Officer in 2013. He joined Kyocera Corporation in 1984 and has served as a Senior Managing Executive Officer, the General Manager of Corporate Automotive Components Group and the Representative Director and Chairman of Kyocera Display Corporation.

Yoji Date has served as a Director of Kyocera Corporation since 2013. He became an Executive Officer in 2012 and a Managing Executive Officer in 2013. He joined Kyocera Corporation in 1979 and has served as a Senior Managing Executive Officer, and the Representative Director and President of Kyocera Connector Products Corporation.

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

Tadashi Onodera has served as an Outside Director of Kyocera Corporation since 2013. He joined DDI Corporation (currently KDDI Corporation) in 1989 and has served as the Chairman and Director of KDDI Corporation.

KDDI Corporation provides telecommunication services, and Kyocera sells mainly telecommunication equipment to KDDI Corporation. Kyocera serves KDDI Corporation as an independent vendor in terms of price determination, remittance condition and product distribution. All of the agreements and ongoing contractual commitments between Kyocera and KDDI Corporation have been made on an arm’s-length basis. In fiscal 2015, Kyocera’s sales to KDDI Corporation amounted to ¥122,647 million, or 8.0% of consolidated net sales.

Kyocera Corporation made an equity investment in KDDI Corporation when it was founded, and Kyocera Corporation’s equity interest in KDDI Corporation was 12.76% at March 31, 2015. Currently a Director of Kyocera Corporation is an Outside Director of KDDI Corporation, and a Director of KDDI Corporation is an Outside Director of Kyocera Corporation.

Hiroto Mizobata has served as an Outside Director of Kyocera Corporation since 2015. He joined KPMG Asahi Shinwa Accounting, Inc. (now known as KPMG AZSA LLC) in 1986. He was registered as certified public accountant in 1988 and licensed tax accountant in 1991. He has served as the Representative of Mizobata Certified Public Accountant Office.

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

Yoshinori Yasuda has served as an Audit & Supervisory Board Member of Kyocera Corporation since 2012. He has served as a Visiting Professor at Reitaku University, a Member of the Royal Swedish Academy of Sciences, a Senior Fellow at the Tokyo Foundation, a Professor Emeritus at International Research Center for Japanese Studies, a Professor Emeritus at Graduate University for Advanced Studies, the Director of Research Center for Pan-Pacific Civilizations, Ritsumeikan University and the Director of the Museum of The Global Environment History at Fujinokuni.

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

The following table shows Kyocera’s Executive Officers as of June 24, 2015.

Name	Position
Goro Yamaguchi	Executive Officer and President
Ken Ishii	Senior Managing Executive Officer (General Manager of Corporate Cutting Tool Group)
Hiroshi Fure	Senior Managing Executive Officer (General Manager of Corporate Automotive Components Group)
Yoji Date	Senior Managing Executive Officer (Representative Director and President of Kyocera Connector Products Corporation)
Yoshihito Ohta	Managing Executive Officer (General Manager of Corporate General Affairs Group)
Shoichi Aoki	Managing Executive Officer (General Manager of Corporate Financial and Accounting Group)
Yoshiharu Nakamura	Senior Executive Officer (President of Dongguan Shilong Kyocera Co., Ltd.)
Junichi Jinno	Senior Executive Officer (General Manager of Corporate Legal and Intellectual Property Group)
Setsuo Sasaki	Senior Executive Officer (Representative Director and President of Kyocera Communication Systems Co., Ltd.)

Name	Position
Shigeru Koyama	Senior Executive Officer (Representative Director and President of Kyocera Fineceramics GmbH)
Koichi Kano	Senior Executive Officer (General Manager of Corporate Development Group)
Hiroyuki Yamashita	Executive Officer (General Manager of Corporate Semiconductor Components Group)
Hironao Kudo	Executive Officer (General Manager of Corporate Electronic Components Group)
Hideo Yoshida	Executive Officer (Deputy General Manager of Corporate Semiconductor Components Group)
Masahiro Inagaki	Executive Officer (General Manager of Corporate R&D Group)
Hiroshi Funatogawa	Executive Officer (General Manager of Corporate Communication Equipment Group)
Shigeaki Kinori	Executive Officer (Representative Director and President of Kyocera Crystal Device Corporation)
Kazuyuki Nada	Executive Officer (Representative Director and President of Kyocera Circuit Solutions, Inc.)
Toshihide Koyano	Executive Officer (General Manager of Corporate Solar Energy Group)
Yuji Goto	Executive Officer (President of Kyocera (China) Sales & Trading Corporation)
Masaharu Goto	Executive Officer (Representative Director and President of Kyocera Solar Corporation)
Masaki Iida	Executive Officer (General Manager of Corporate Purchasing Group)
Takashi Sato	Executive Officer (General Manager of Corporate Human Resources Group)
Masaaki Itoh	Executive Officer (Deputy General Manager of Corporate General Affairs Group)
Robert E. Whisler	Executive Officer (Director and President of Kyocera America, Inc.)
Takashi Kuki	Executive Officer (Representative Director and President of Kyocera Document Solutions, Inc.)
Hideo Tanimoto	Executive Officer (General Manager of Corporate Fineceramic Group)
Takashi Okunosono	Executive Officer (General Manager of Corporate Printing Device Group)
Masayuki Saito	Executive Officer (Deputy General Manager of Corporate Communication Equipment Group)

B. Compensation

The aggregate amount of compensation provided by Kyocera Corporation and its certain subsidiaries in fiscal 2015 to all Directors, Audit & Supervisory Board Members and Executive Officers of Kyocera Corporation was ¥2,130 million. The compensation is mainly comprised of basic remuneration, bonus, stock option, incentive compensation plan and retirement allowance.

In Japan, regulations require public companies to provide disclosure on an individual basis for each Director or Audit & Supervisory Board Member who receives aggregate compensation equal to or exceeding ¥100 million from the relevant company and its subsidiaries. In accordance with this requirement, we provide disclosure of compensation on an individual basis as follows.

		Amounts of compensation by types
Name	Position	Basic remuneration	Bonus and others	Stock option	Incentive plan compensation	Others	Total
		(Yen in millions)

Tetsuo Kuba	Representative Director and Chairman of Kyocera Corporation	54	50	—	—	—

	Director and Chairman of the Board of AVX Corporation	2	—		—	—	¥106

Goro Yamaguchi	Representative Director and President of Kyocera Corporation	60	55	—	—	—

	Director of AVX Corporation	2	—	—	—	—	¥117

John S. Gilbertson	Director of Kyocera Corporation	11	5	—	—	—

	Director, Chairman of the Board and Chief Executive Officer of AVX Corporation	106	127	30	158	15	¥452

________

Notes:

1. AVX Corporation is Kyocera’s consolidated subsidiary in the United States and the determination of compensation is made by AVX’s Compensation Committee pursuant to the U.S. regulations and based on its consideration for general and customary levels of compensation in the United States.

2. The compensation provided originally in the U.S. dollars at AVX Corporation was  translated into the yen at a rate of ¥110 per $1.00, which was the average rate during fiscal 2015.

3. The positions of Tetsuo Kuba and Goro Yamaguchi represent their current positions as of the filing date of this annual report on Form 20-F.

4. The position of John S. Gilbertson represents the position as of March 31, 2015 as he resigned Director of Kyocera Corporation and Director, Chairman of the Board and Chief Executive Officer of AVX Corporation as of March 31, 2015. Bonus and others includes his retirement compensation determined by AVX’s Compensation Committee.

In addition to the above, Japanese regulations require public companies to disclose details of compensation paid to Directors and Audit & Supervisory Board Members by such parent company and also to disclose the policy applied in determining such compensation. In accordance with this requirement, we provide disclosure regarding compensation for Directors and Audit & Supervisory Board Members as follows.

The total amount of compensation paid to Directors and Audit & Supervisory Board Members, the amounts of compensation by types, and the number of Directors and Audit & Supervisory Board Members were as follows.

	Total	Amounts of compensation by types		Number of Directors and Audit &
	amount of compensation	Basic remuneration	Bonus	Supervisory Board Members
		(Yen in millions)
Director	¥413	¥229	¥184	12
Outside Director	10	10	—	1
Full-time Audit & Supervisory Board Member	58	58	—	3
Outside Audit & Supervisory Board Member	25	25	—	3
Total	¥506	¥322	¥184	19

_________

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

In accordance with the requirements of the Companies Act of Japan (the Companies Act), our Articles of Incorporation provide for not more than six Audit & Supervisory Board Members. Audit & Supervisory Board Members are elected at a general meeting of shareholders, and their normal term of office is four years. However, Audit & Supervisory Board Members may serve any number of consecutive terms. At least half of the Audit & Supervisory Board Members must be persons who, among other things, (i) have not been directors or employees of Kyocera Corporation or its subsidiaries within 10 years prior to assuming the position of Audit & Supervisory Board Members, (ii) (in case of persons who have formerly served as audit & supervisory board members of Kyocera Corporation or its subsidiaries within 10 years prior to assuming the position of Audit & Supervisory Board Members) have not been directors or employees of Kyocera Corporation or its subsidiaries within 10 years prior to assuming such former position of audit & supervisory board members and (iii) are not currently spouses or relatives within two degrees of Directors or important employees of Kyocera Corporation (Outside Audit & Supervisory Board Members). Audit & Supervisory Board Members form the Audit & Supervisory Board. Audit & Supervisory Board Members are under a statutory duty to oversee the administration of our affairs by the Directors, to examine our financial statements and business reports to be submitted by the Board of Directors to the general meetings of shareholders and to report their opinions thereon to the shareholders. They are obliged to attend meetings of the Board of Directors and to express their opinions, but they are not entitled to vote. Audit & Supervisory Board Members also have a statutory duty to provide their report on the audit report prepared by our independent certified public accountants to the Audit & Supervisory Board, which must submit its audit report to the Board of Directors. The Audit & Supervisory Board will also determine matters relating to the duties of the Audit & Supervisory Board Members, such as audit policy and methods of investigation of our affairs.

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

D. Employees

The number of Kyocera’s employees by reporting segment at March 31, 2015 is as follows:

Fine Ceramic Parts Group	3,134
Semiconductor Parts Group	8,656
Applied Ceramic Products Group	7,590
Electronic Device Group	20,442
Telecommunications Equipment Group	4,148
Information Equipment Group	16,142
Others	6,509
Corporate	1,564
Total	68,185

Kyocera Corporation had 14,026 employees, and their average age and average service years were 41.0 and 17.7 respectively.

The numbers of Kyocera Corporation’s employees by reporting segments at March 31, 2015 are as follows:

Fine Ceramic Parts Group	2,782
Semiconductor Parts Group	3,481
Applied Ceramic Products Group	2,201
Electronic Device Group	1,450
Telecommunications Equipment Group	2,306
Information Equipment Group	—
Others	1,164
Corporate	642
Total	14,026

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

E. Share Ownership

Kyocera’s Directors, Audit & Supervisory Board Members and Executive Officers as of June 24, 2015 owned 755,069 shares of Kyocera Corporation in total (750,176 shares of common stock of Kyocera Corporation and 4,893 ADRs of Kyocera Corporation), or 0.2% of the outstanding shares of Kyocera Corporation at March 31, 2015. The numbers of shares owned by each Director, Audit & Supervisory Member and Executive Officer are shown in the following table.

Name	Title	Number of Shares
Tetsuo Kuba	Representative Director and Chairman	19,202
Tatsumi Maeda	Representative Director and Vice Chairman	9,428
Goro Yamaguchi	Representative Director and President	20,180
Ken Ishii	Director	6,325
Hiroshi Fure	Director	2,994
Yoji Date	Director	6,806
Yoshihito Ohta	Director	8,173
Shoichi Aoki	Director	6,950
John S. Rigby	Director	1,491 (ADR)
Tadashi Onodera	Outside Director	921
Hiroto Mizobata	Outside Director	1,311
Yoshihiro Kano	Full-time Audit & Supervisory Board Member	4,772
Kouji Mae	Full-time Audit & Supervisory Board Member	10,400
Osamu Nishieda	Audit & Supervisory Board Member	592,465
Yoshinori Yasuda	Audit & Supervisory Board Member	1,021
Nichimu Inada	Audit & Supervisory Board Member	3,555
Yasunari Koyano	Audit & Supervisory Board Member	737
Yoshiharu Nakamura	Senior Executive Officer	4,631
Junichi Jinno	Senior Executive Officer	1,333
Setsuo Sasaki	Senior Executive Officer	6,344
Shigeru Koyama	Senior Executive Officer	2,768
Koichi Kano	Senior Executive Officer	2,917
Hiroyuki Yamashita	Executive Officer	684
Hironao Kudo	Executive Officer	475
Hideo Yoshida	Executive Officer	1,970
Masahiro Inagaki	Executive Officer	1,353
Hiroshi Funatogawa	Executive Officer	1,469
Shigeaki Kinori	Executive Officer	4,448
Kazuyuki Nada	Executive Officer	4,763
Toshihide Koyano	Executive Officer	1,222
Yuji Goto	Executive Officer	4,645
Masaharu Goto	Executive Officer	2,043
Masaki Iida	Executive Officer	3,320
Takashi Sato	Executive Officer	2,623
Masaaki Itoh	Executive Officer	4,090
Robert E. Whisler	Executive Officer	3,402 (ADR)
Takashi Kuki	Executive Officer	532
Hideo Tanimoto	Executive Officer	1,242
Takashi Okunosono	Executive Officer	1,588
Masayuki Saito	Executive Officer	476

Item 7.    Major Shareholders and Related Party Transactions

A. Major Shareholders

As far as is known to us, Kyocera is not, directly or indirectly, owned or controlled by any other corporation or by the Japanese or any foreign government, and there is no arrangement which may at a subsequent date result in a change in control of Kyocera.

The following table shows the ten largest shareholders of record of Kyocera Corporation at March 31, 2015.

Name	Shares owned	Ownership
	(in thousands)	(%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	29,681	7.86
State Street Bank and Trust Company (Standing proxy: The Hongkong and Shanghai Banking Corporation Limited)	22,526	5.97
Japan Trustee Services Bank, Ltd. (Trust Account)	19,338	5.12
The Bank of Kyoto, Ltd.	14,436	3.82
Kazuo Inamori	11,212	2.97
Kyocera Corporation	10,757	2.85
Inamori Foundation	9,360	2.48
KI Enterprise Co., Ltd.	7,099	1.88
BNP Paribas Securities (Japan) Limited	7,074	1.87
Stock Purchase Plan for Kyocera Group Employees	5,343	1.41
Total	136,828	36.23

None of the above shareholders has voting rights that are different from those of other shareholders.

Under the Financial Instruments and Exchange Law of Japan, any person that becomes a holder (together with its related persons) of more than 5% of the total issued voting shares of a company listed on any Japanese stock exchange (including ADSs representing such shares) must file a report with the Director of the relevant Local Finance Bureau. A similar report must also be filed if the percentage holding of a holder of more than 5% of the total issued voting shares of a company increases or decreases by 1% or more. Reports are required to be filed through the Electronic Disclosure for  Investors’ NETwork, known as the EDINET system.

In accordance with the Financial Instruments and Exchange Law of Japan mentioned above, on October 6, 2014, Dodge & Cox sent a copy of such a report to us, setting forth information regarding shareholders as of September 30, 2014 as shown in the following table. Despite this report, they are not included in the above list of major shareholders because we are not able to confirm the number of shares beneficially owned by them from our shareholders records as of March 31, 2015.

Name	Shares owner	Ownership
	(in thousands)	(%)
Dodge & Cox	20,013	5.30

On April 21, 2015, BlackRock Japan Co., Ltd. and its related partners sent a copy of such a report to us, setting forth information regarding shareholders as of April 15, 2015 as shown in the following table.

Name	Shares owner	Ownership
	(in thousands)	(%)
BlackRock Japan Co., Ltd.	5,149	1.36
BlackRock Advisors, LLC	1,407	0.37
BlackRock Investment Management LLC	497	0.13
BlackRock (Luxembourg) S.A.	572	0.15
BlackRock Life Limited	920	0.24
BlackRock Asset Management Ireland Limited	1,690	0.45
BlackRock Fund Advisors	3,775	1.00
BlackRock Institutional Trust Company, N.A.	4,364	1.16
BlackRock Investment Management (UK) Limited	543	0.14
Total	18,918	5.01

According to Citibank N.A., the Depositary for Kyocera’s ADSs, as of March 31, 2015, 3,589,704 shares of Kyocera’s common stock were held in the form of ADSs and there were 645 ADS holders of record in the United States. According to Kyocera’s register of shareholders, as of March 31, 2015, there were 54,722 holders of Kyocera’s common stock of record worldwide. As of March 31, 2015, there were 163 record holders of Kyocera’s common stock with addresses in the United States, holding 71,634,232 shares of the outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.

B. Related Party Transactions

Significant Customer

Kyocera Corporation made an equity investment in KDDI Corporation when it was founded, and Kyocera Corporation’s equity interest in KDDI Corporation was 12.76% at March 31, 2015. In addition, currently a Director of Kyocera Corporation is an Outside Director of KDDI Corporation, and a Director of KDDI Corporation is an Outside Director of Kyocera Corporation. KDDI Corporation provides telecommunication services, and Kyocera sells mainly telecommunication equipment to KDDI Corporation. In fiscal 2015, Kyocera’s sales to KDDI Corporation amounted to ¥122,647 million, or 8.0% of consolidated net sales. Kyocera serves KDDI Corporation as an independent vendor in terms of price determination, remittance condition and product distribution. All of the agreements and ongoing contractual commitments between Kyocera and KDDI Corporation have been made on an arm’s-length basis.

Kyocera expects that KDDI Corporation will remain a significant customer in the future.

C. Interests of Experts and Counsel

Not applicable.

Item 8.    Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

The information required by this item is set forth beginning on page F-1 of this annual report on Form 20-F.

Dividend Policy

Kyocera normally pays cash dividends twice per year as an interim and a year-end dividend. Year-end dividend must be approved by shareholders at the ordinary general shareholders’ meeting. In addition to a year-end dividend, Kyocera may pay an interim dividend by resolution of its board of directors without shareholders approval.

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

Pursuant to this dividend policy and based on full-year performance for fiscal 2015, Kyocera will distribute a year-end dividend for fiscal 2015 in the amount of 60 yen per share. When aggregated with the interim dividend in the amount of 40 yen per share, the total annual dividend is 100 yen per share. This means an increase of 20 yen per share compared with 80 yen per share (based on the number of shares after the stock split undertaken on October 1, 2013) for fiscal 2014.

We held a board of directors meeting for the interim dividend on October 30, 2014.

B. Significant Changes

Except as disclosed in this annual report on Form 20-F, there have been no significant changes since March 31, 2015.

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

	Tokyo Stock Exchange		New York Stock Exchange
	Price per Share of Common Stock		Price per American Depositary Share*
Years ended March 31,	High	Low	High	Low
2011	¥4,870	¥3,220	$54.50	$39.54
2012	4,520	3,030	55.50	39.08
2013	4,565	3,000	49.27	38.70
2014	5,880	4,175	57.78	42.85
2015	6,905	4,352	57.44	41.29

Most Recent 6 months	High	Low	High	Low
December 2014	¥6,035	¥5,344	$50.18	$44.99
January 2015	5,598	5,045	46.28	43.48
February 2015	6,060	5,130	50.70	43.79
March 2015	6,905	5,890	57.44	48.60
April 2015	7,207	6,266	59.69	51.73
May 2015	6,846	6,268	56.00	52.25

* The prices of American Depositary Shares are based upon reports by the New York Stock Exchange, with all fractional figures rounded up to the nearest two decimal points.

“Price per Share of Common Stock” and “Price per American Depositary Share” are calculated under the assumption that the stock split undertaken by Kyocera Corporation on October 1, 2013 had been undertaken at the beginning of the year ended March 31, 2011. For details of the stock split, please refer to “Capital Stock” in Item 10.B. “Memorandum and Articles of Association” of this annual report on Form 20-F on page 76.

On June 19, 2015, the closing price of our shares of Common Stock on the Tokyo Stock Exchange was ¥6,354 per share.

The following table shows the information about high and low sales prices for each quarterly period in fiscal 2014 and 2015 in respect of the shares of Common Stock of Kyocera Corporation on the Tokyo Stock Exchange, and the American Depositary Shares on the New York Stock Exchange.

For Voting Securities by Fiscal Quarter

		2014
		1st	2nd	3rd	4th
Common Stock:
Market price per share (A)	— High	¥5,880	¥5,730	¥5,510	¥5,260
	— Low	4,175	4,700	4,670	4,287
Cash dividends paid per share		30	—	40	—

American Depositary Share:
Market price per share (B)	— High	$57.08	$57.78	$53.54	$49.92
	— Low	44.77	48.06	48.63	42.85
Cash dividends paid per share (C)		0.30	—	0.39	—

		2015
		1st	2nd	3rd	4th
Common Stock:
Market price per share (A)	— High	¥5,068	¥5,229	¥6,035	¥6,905
	— Low	4,352	4,752	4,375	5,045
Cash dividends paid per share		40	—	40	—

American Depositary Share:
Market price per share (B)	— High	$49.13	$49.50	$50.18	$57.44
	— Low	43.42	45.30	41.29	43.48
Cash dividends paid per share (C)		0.39	—	0.33	—

(A) Price on the Tokyo Stock Exchange

(B) Price on the New York Stock Exchange

(C) Translated into the U.S. dollars based on the exchange rates at each payment date

(A), (B) and (C) for the 1st and 2nd quarterly period in fiscal 2014 are calculated under the assumption that the stock split undertaken by Kyocera Corporation on October 1, 2013 had been undertaken at the beginning of the year ended March 31, 2014. For details of the stock split, please refer to “Capital Stock” in Item 10.B. “Memorandum and Articles of Association” of this annual report on Form 20-F on page 76.

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

The Companies Act specifically requires a resolution of the Board of Directors for a joint stock corporation, among other things, to acquire or dispose of material assets; to borrow substantial amounts of money; to employ or discharge from employment important employees, such as executive officers; to establish, change or abolish a material corporate organization such as a branch office; or to issue bonds. A resolution of the Board of Directors is also specifically required for the establishment of a control system to ensure adequacy of the affairs of  Kyocera Corporation and its subsidiaries, such as a control system to ensure the exercise of Directors’ duty to comply with laws and regulations and the Articles of Incorporation of Kyocera Corporation. The Regulations of the Board of Directors of Kyocera Corporation require a resolution of the Board of Directors for Kyocera Corporation, among other things, to issue bonds or bonds with stock acquisition rights; to borrow, lend or contribute a significant amount of money; to give a guarantee of a significant amount of debt; or to waive the right to receive a significant amount of money. The Regulations of the Board of Directors of Kyocera Corporation defines a “significant amount” as five billion yen or more with respect to borrowing and one hundred million yen or more with respect to other matters. The Regulations of the Board of Directors of Kyocera Corporation also require a resolution of the Board of Directors to approve any transaction between a Director and Kyocera Corporation; or allocate remuneration and bonuses of Directors as previously determined or approved by the general meeting of shareholders.

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

The amount of Surplus at any given time must be calculated in accordance with the following formula:

A + B + C + D - (E + F + G)

In the above formula:

“A”=

the total amount of other capital surplus and other retained earnings, each such amount being that appearing on Kyocera Corporation’s non-consolidated balance sheet as of the end of the last fiscal year

“B”=

(if Kyocera Corporation has disposed of its treasury stock after the end of the last fiscal year) the amount of the consideration for such treasury stock received by Kyocera Corporation less the book value thereof

“C”=

(if Kyocera Corporation has reduced its stated capital after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital or legal reserve (if any)

“D”=

(if Kyocera Corporation has reduced its additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to stated capital (if any)

“E”=	(if Kyocera Corporation has cancelled its treasury stock after the end of the last fiscal year) the book value of such treasury stock

“F”=	(if Kyocera Corporation has distributed Surplus to its shareholders after the end of the last fiscal year) the total book value of the Surplus so distributed

“G”=

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

(xi)

transfer of the whole or a part of equity interests in any of Kyocera Corporation’s subsidiaries where the amount of the book value of the equity interests so transferred exceeds one-fifth of the amount of Kyocera Corporation’s total assets as provided for by an ordinance of the Ministry of Justice and Kyocera Corporation has no more than half of the voting rights of all holders of equity interests in that subsidiary as of the effective date of the transfer;

(xii)	taking over of the whole of the business of another company requiring shareholders’ approval;

(xiii)	dissolution, merger or consolidation requiring shareholders’ approval;

(xiv)	corporate split requiring shareholders’ approval; and

(xv)	establishment of a parent and wholly-owned subsidiary relationship by way of a share transfer (kabushiki-iten) or share exchange (kabushiki-kokan) requiring shareholders’ approval.

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

A similar report must also be filed in respect of any subsequent change of one percent or more in any such holding, with certain exceptions. (For this purpose, any shares of Kyocera Corporation issuable to such person upon conversion of convertible securities or exercise of stock acquisition rights, of which none are currently outstanding, would be taken into account in determining both the number of shares held by such holder and Kyocera Corporation’s total issued share capital.) Reports are required to be filed through the EDINET system.

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

Selected Daily Price Limits

Previous Day’s Closing Price or Special Quote				Maximum Daily Price Movement
Over	¥3,000	Less than	¥5,000	¥ 700
Over	¥5,000	Less than	¥7,000	¥1,000
Over	¥7,000	Less than	¥10,000	¥1,500
Over	¥10,000	Less than	¥15,000	¥3,000

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

For a summary of the settlement, please refer to “Financial settlement between AVX Corporation and the United States and the Commonwealth of Massachusetts regarding the New Bedford Harbor Superfund Site” in Item 5.A. “Operating Results” of this annual report on Form 20-F on page 43.

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

Japan has income tax treaties, conventions or agreements, which generally provide that the rate of withholding tax may not exceed 15% for portfolio investors, with, among others, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore and Spain. Japan’s income tax treaties with Australia, France, the Netherlands, Sweden, Switzerland and the United Kingdom have been amended to generally reduce the maximum withholding tax rate to 10%. In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Kyocera Corporation to non-residents or non-Japanese corporations is 20%. However, with respect to dividends paid by Kyocera Corporation to any corporate or individual shareholders who are non-residents of Japan or non-Japanese corporations, except for any individual shareholder who holds 3% or more of the outstanding total of the shares issued by Kyocera Corporation, the said 20% withholding tax rate is reduced to 15% for dividends due and payable on or after January 1, 2014. A special reconstruction surtax (2.1% multiplied by the original applicable tax rate) is added to the withholding tax rates from and including January 1, 2013 to and including December 31, 2037. Under Japanese tax law, whichever is the lower of the maximum rate provided in the relevant tax treaty, convention or agreement and the Japanese statutory rate will be applicable. Gains derived from the sale outside Japan of the shares or ADSs by a non-resident of Japan or a non-Japanese corporation are in general not subject to Japanese income or corporation taxes. In addition, gains derived from the sale of shares or ADSs within Japan by a non-resident of Japan or non-Japanese corporation not having a permanent establishment in Japan are in general not subject to Japanese income or corporation taxes.

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

Under these rules:

•                  the gain or excess distribution will be allocated ratably over the investor’s holding period for the shares or ADSs,

•                  the amount allocated to the taxable year in which the investor realized the gain or excess distribution, or to prior years before the first year in which we were a PFIC with respect to you, will be taxed as ordinary income,

•                  the amount allocated to each other prior year will be taxed at the highest tax rate in effect for that year, and

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

In addition, notwithstanding any election the investor makes with regard to the shares or ADSs, dividends that it receives from Kyocera Corporation will not constitute qualified dividend income to the investor if Kyocera Corporation is a PFIC (or treated as a PFIC with respect to you) either in the taxable year of the distribution or the preceding taxable year. Moreover, unless an investor makes a mark-to-market election or a special “purging election,” the investor’s shares or ADSs will be treated as stock in a PFIC if Kyocera Corporation was a PFIC with respect to the investor at any time during its holding period in its shares or ADSs, even if Kyocera Corporation is not currently a PFIC. Dividends that the investor receives that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income. Instead, the investor must include the gross amount of any such dividend paid by Kyocera Corporation out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in its gross income, and it will be subject to tax at rates applicable to ordinary income.

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

Foreign Currency Exchange Risk

Kyocera enters into foreign currency forward contracts to hedge certain existing assets and liabilities denominated in foreign currencies, principally the U.S. dollar and the Euro. All such contracts in effect at March 31, 2015 will generally mature within four months. The following tables provide information about Kyocera’s major foreign currency forward contracts existing at March 31, 2015, which include hedge accounting setting forth the contract amounts, fair value, weighted average exchange rates. The contract amounts are generally used to calculate the contractual payments to be exchanged under the contracts.

	(Pay/Receive)
Forward exchange contracts to sell foreign currencies	US$/Yen	Euro/Yen	Euro/US$
	(Yen in millions except contractual rates)
Contract amounts	¥84,838	¥ 70,571	¥ 4,786
Fair value	(2,332)	3,667	50
Weighted average contractual rates	0.009	0.007	0.908

	(Receive/Pay)
Forward exchange contracts to purchase foreign currencies	Yen/ US$	CZK/US$	US$/Yen
	(Yen in millions except contractual rates)
Contract amounts	¥ 5,476	¥ 3,231	¥ 2,822
Fair value	0	(43)	(13)
Weighted average contractual rates	119.080	24.881	0.008

Note: “CZK” means the lawful currency of the Czech Republic.

Interest Rate Risk

The tables below provide information about Kyocera’s financial instruments that are sensitive to changes in interest rates.

Long-term debt (including due within one year)
		Expected maturity date
	Average	during the year ending March 31,
	pay rate	2016	2017	2018	2019	2020	Thereafter	Total	Fair value
	(Yen in millions)
Loans from banks and others	4.33%	¥9,441	7,559	5,309	3,297	1,466	250	¥27,322	¥27,322

Equity Price Risk

Kyocera has marketable equity and debt securities that are classified as available-for-sale and are carried in the consolidated balance sheets at fair value. Changes in fair value are recognized as other comprehensive income, net of taxes, as a separate component of shareholders’ equity. Gross unrealized gains on marketable equity securities, which were ¥734,358 million, included ¥685,745 million derived from unrealized gain of KDDI Corporation held by Kyocera. Detailed information appears in Note 3 to the Consolidated Financial Statements included in this annual report on Form 20-F. Kyocera evaluates whether declines in fair value of debt and equity securities are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost and the anticipated recoverability of fair value in the future. At March 31, 2015, Kyocera held the following available-for-sale marketable equity and debt securities.

	March 31, 2015
	Cost	Fair Value
	(Yen in millions)
Equity securities	¥285,771	¥1,020,129

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

Item 14.                          Material Modification to the Rights of Security Holders and Use of Proceeds

None.

Item 15.                          Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Kyocera’s management, with the participation of its principal executive and principal financial officers, evaluated the effectiveness of Kyocera’s disclosure controls and procedures (as defined in Rules 13a-15(e) under the U.S. Securities Exchange Act of 1934, as amended) as of March 31, 2015. Based on that evaluation, Kyocera’s principal executive and principal financial officers concluded that the disclosure controls and procedures were effective as of that date.

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

Kyocera’s management, with the participation of its principal executive and principal financial officers, evaluated the effectiveness of Kyocera’s internal control over financial reporting using the criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, Kyocera’s management concluded that Kyocera’s internal control over financial reporting was effective as of March 31, 2015. Kyocera’s independent registered public accounting firm, PricewaterhouseCoopers Kyoto has audited the effectiveness of Kyocera’s internal control over financial reporting as of March 31, 2015, as stated in their report which appears on page F-1 of this annual report on Form 20-F.

Evaluation of Changes in Internal Control over Financial Reporting

Kyocera’s management, with the participation of its principal executive and principal financial officers, also carried out an evaluation of changes in our internal control over financial reporting during the year ended March 31, 2015. Based on that evaluation, there was no change in Kyocera’s internal control over financial reporting that occurred during the year ended March 31, 2015 that materially affected, or is reasonably likely to materially affect, Kyocera’s internal control over financial reporting.

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

Item 16C.                 Principal Accountant Fees and Services

Principal Independent Registered Public Accounting Firm Fees

PricewaterhouseCoopers Kyoto served as our independent registered public accounting firm for fiscal 2014 and fiscal 2015 and audited our Consolidated Financial Statements included in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers Kyoto, and other member firms of PricewaterhouseCoopers to Kyocera in fiscal 2014 and fiscal 2015.

	Years ended March 31,
	2014	2015
	(Yen in millions)
Audit Fees (1)	¥1,715	¥1,752
Audit-related Fees	3	5
Tax Fees (2)	252	228
All Other Fees	2	4
Total	¥1,972	¥1,989

__________

(1)              Amounts represent fees for the annual audit of Kyocera for fiscal 2014 and fiscal 2015, reviews of Kyocera’s financial statements for interim periods, other regulatory filings in fiscal 2014 and fiscal 2015 and the statutory audit of internal control over financial reporting for fiscal 2014 and fiscal 2015.

(2)              Amounts represent fees for tax services which are mainly international tax compliance performed by the tax department of the independent registered public accounting firm other than financial audit in fiscal 2014 and fiscal 2015.

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

Item 16E.      Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth certain information with respect to purchases of our own shares by us and our affiliated purchasers.

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
April 1 to April 30, 2014	355	4,661.17	—	—
May 1 to May 31, 2014	158	4,695.84	—	—
June 1 to June 30, 2014	132	4,790.75	—	—
July 1 to July 31, 2014	568	4,900.17	—	—
August 1 to August 31, 2014	444	4,919.72	—	—
September 1 to September 30, 2014	744	5,014.50	—	—
October 1 to October 31, 2014	454	4,692.74	—	—
November 1 to November 30, 2014	582	5,320.82	—	—
December 1 to December 31, 2014	740	5,727.16	—	—
January 1 to January 31, 2015	608	5,333.36	—	—
February 1 to February 28, 2015	276	5,276.44	—	—
March 1 to March 31, 2015	706	6,080.04	—	—
Total	5,767	5,233.97	—	—

_________

Notes:

Under the Companies Act, a holder of shares constituting less than one full unit may request Kyocera to purchase such shares at their market value. Please refer to “Capital Stock” in Item 10.B. “Memorandum and Articles of Association” of this annual report on Form 20-F on page 76. All purchases described in the above table were made pursuant to such requests by shareholders.

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

For large Japanese companies with an audit & supervisory board, including Kyocera Corporation, at least half of the members of such board must be “outside” audit & supervisory board members. Such “outside” audit & supervisory board members must meet additional independence requirements under the Companies Act. An “outside” audit & supervisory board member means an audit & supervisory board member who, among other things, (i) has not been a director or employee, including a manager, of Kyocera Corporation or any of its subsidiaries within 10 years prior to assuming the position of an audit & supervisory board member, (ii) (in case of a person who has formerly served as an audit & supervisory board member of Kyocera Corporation or any of its subsidiaries within 10 years prior to assuming the position of an audit & supervisory board member) has not been a director or employee, including a manager, of Kyocera Corporation or any of its subsidiaries within 10 years prior to assuming such former position of an audit & supervisory board member and (iii) is not currently spouse or relative within two degrees of a director or important employee, including a manager, of Kyocera Corporation.

As of June 24, 2015, Kyocera Corporation had six audit & supervisory board members, of whom three were “outside” audit & supervisory board members.

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

Kyocera Corporation and other large Japanese companies which employ the audit & supervisory board system are required to have at least three audit & supervisory board members. As of June 24, 2015, Kyocera Corporation had six audit & supervisory board members. Each audit & supervisory board member serves a four-year term of office. In contrast, the term of office of each director of Kyocera Corporation is two years.

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

Item 18.                          Financial Statements

The information required by this item is set forth beginning on page F-1 of this annual report on Form 20-F.

Item 19.                          Exhibits

Exhibit Number	Description

1.1	Articles of Incorporation (incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on June 28, 2013 (File No. 001 - 07952))

1.2	Share Handling Regulations of the Registrant (incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on June 30, 2014 (File No. 001 - 07952))

1.3	Regulations of the Board of Directors of the Registrant (incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on June 29, 2011 (File No. 001 - 07952))

1.4	Regulations of the Audit & Supervisory Board of the Registrant (English translation)

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Kyocera Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, equity and cash flows present fairly, in all material respects, the financial position of Kyocera Corporation and its subsidiaries (the “Company”) at March 31, 2014 and March 31, 2015, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2015 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Kyoto

Kyoto, Japan

June 25, 2015

Consolidated Balance Sheets

Kyocera Corporation and Consolidated Subsidiaries

March 31, 2014 and 2015

ASSETS	2014	2015
	(Yen in millions and shares in thousands)
Current assets:
Cash and cash equivalents	¥335,174	¥351,363
Short-term investments in debt and equity securities (Notes 3 and 4)	115,900	95,237
Other short-term investments (Note 3)	160,331	184,358
Trade receivables
Notes (Note 7)	22,054	19,130
Accounts (Note 7)	257,850	299,412
Less allowances for doubtful accounts and sales returns (Note 6)	(5,062)	(5,378)
	274,842	313,164
Inventories (Note 5)	335,802	354,499
Deferred income taxes (Note 15)	41,499	42,314
Other current assets (Notes 4, 6, 8, 10 and 12)	103,887	116,612
Total current assets	1,367,435	1,457,547

Investments and advances:
Long-term investments in debt and equity securities (Notes 3 and 4)	738,212	1,051,638
Other long-term investments (Notes 3, 4, 6 and 7)	14,847	20,402
Total investments and advances	753,059	1,072,040

Property, plant and equipment (Notes 4 and 10):
Land	63,268	59,590
Buildings	344,167	350,354
Machinery and equipment	826,881	846,391
Construction in progress	11,821	11,015
Less accumulated depreciation	(975,580)	(1,005,859)
Total property, plant and equipment	270,557	261,491

Goodwill (Notes 2, 4 and 9)	116,632	102,167
Intangible assets (Notes 2, 4 and 9)	59,326	56,615
Other assets (Notes 6, 8, 10, 11 and 15)	69,695	71,324
Total assets	¥2,636,704	¥3,021,184

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

March 31, 2014 and 2015

LIABILITIES AND EQUITY	2014	2015
	(Yen in millions and shares in thousands)
Current liabilities:
Short-term borrowings (Note 10)	¥4,064	¥4,129
Current portion of long-term debt (Notes 4 and 10)	12,360	9,441
Trade notes and accounts payable	122,424	119,654
Other notes and accounts payable	48,224	59,613
Accrued payroll and bonus	56,068	59,454
Accrued income taxes	23,353	17,316
Other accrued liabilities (Note 13)	31,347	53,305
Other current liabilities (Notes 4, 12 and 15)	29,611	33,339
Total current liabilities	327,451	356,251

Non-current liabilities:
Long-term debt (Notes 4, 8 and 10)	19,466	17,881
Accrued pension and severance liabilities (Note 11)	36,812	34,764
Deferred income taxes (Note 15)	235,954	292,454
Other non-current liabilities (Note 15)	29,795	16,211
Total non-current liabilities	322,027	361,310
Total liabilities	649,478	717,561

Commitments and contingencies (Note 13)

Kyocera Corporation shareholders’ equity:
Common stock:
Authorized 600,000 shares
Issued 377,619 shares at March 31, 2014 and Issued 377,619 shares at March 31, 2015	115,703	115,703
Additional paid-in capital	162,666	162,695
Retained earnings	1,415,784	1,502,310
Accumulated other comprehensive income	250,963	469,673
Common stock in treasury, at cost:
10,752 shares at March 31, 2014 and
10,757 shares at March 31, 2015	(35,033)	(35,062)
Total Kyocera Corporation shareholders’ equity	1,910,083	2,215,319
Noncontrolling interests	77,143	88,304
Total equity (Note 14)	1,987,226	2,303,623
Total liabilities and equity	¥2,636,704	¥3,021,184

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2015

	2013	2014	2015
	(Yen in millions and shares in thousands, except per share amounts)
Net sales (Notes 7 and 12)	¥1,280,054	¥1,447,369	¥1,526,536
Cost of sales (Note 12)	952,350	1,068,465	1,137,137
Gross profit	327,704	378,904	389,399
Selling, general and administrative expenses (Notes 2, 4, 9 13 and 16)	250,778	258,322	295,971
Profit from operations	76,926	120,582	93,428

Other income (expenses):
Interest and dividend income	14,666	18,172	22,783
Interest expense (Note 12)	(1,890)	(1,945)	(1,718)
Foreign currency transaction gains, net (Note 12)	5,136	5,108	4,499
Gains on sales of securities, net (Note 3)	4,542	2,875	505
Other, net (Notes 4 and 12)	1,983	1,476	2,365
	24,437	25,686	28,434
Income before income taxes	101,363	146,268	121,862

Income taxes (Note 15):
Current	39,655	40,900	46,304
Deferred	(5,643)	10,354	(49,745)
	34,012	51,254	(3,441)
Net income	67,351	95,014	125,303
Net income attributable to noncontrolling interests	(878)	(6,258)	(9,428)
Net income attributable to shareholders of Kyocera Corporation	¥66,473	¥88,756	¥115,875

Per share information (Note 18):
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥181.18	¥241.93	¥315.85
Diluted	181.18	241.93	315.85
Cash dividends declared per share:
Per share of common stock	60.00	80.00	100.00
Average number of shares of common stock outstanding:
Basic	366,884	366,872	366,864
Diluted	366,884	366,872	366,864

The accompanying notes are an integral part of these statements.

Consolidated Statements of Comprehensive Income

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2015

	2013	2014	2015
	(Yen in millions)
Net income	¥67,351	¥95,014	¥125,303
Other comprehensive income (loss) — net of taxes
Net unrealized gains on securities (Notes 3 and 14)	94,577	158,510	174,184
Net unrealized gains (losses) on derivative financial instruments (Notes 12 and 14)	8	(167)	(111)
Pension adjustments (Notes 11 and 14)	(11,677)	2,380	(7,688)
Foreign currency translation adjustments (Note 14)	55,468	45,845	60,758
Total other comprehensive income (loss)	138,376	206,568	227,143
Comprehensive income	205,727	301,582	352,446
Comprehensive income attributable to noncontrolling interests	(7,202)	(11,946)	(17,757)
Comprehensive income attributable to shareholders of Kyocera Corporation	¥198,525	¥289,636	¥334,689

Consolidated Statements of Equity

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2015

(Number of shares outstanding)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Kyocera Corporation Shareholders’ Equity	Non controlling Interests	Equity
			(Note 14)	(Note 14)
	(Yen in millions and shares in thousands)
Balance, March 31, 2012 (366,888)	¥115,703	¥162,617	¥1,324,052	¥(81,639)	¥(51,228)	¥1,469,505	¥64,736	¥1,534,241
Comprehensive income:
Net income			66,473			66,473	878	67,351
Change in net unrealized gains on securities-net of taxes (Note 3)				94,513		94,513	64	94,577
Change in net unrealized gains on derivative financial instruments -net of taxes (Note 12)				2		2	6	8
Change in pension adjustments -net of taxes (Note 11)				(11,111)		(11,111)	(566)	(11,677)
Change in foreign currency translation adjustments -net of taxes				48,648		48,648	6,820	55,468
Total comprehensive income						198,525	7,202	205,727
Cash dividends paid to Kyocera Corporation’s shareholders			(22,013)			(22,013)		(22,013)
Cash dividends paid to noncontrolling interests							(2,229)	(2,229)
Purchase of treasury stock (8)					(30)	(30)		(30)
Reissuance of treasury stock (0)		0			0	0		0
Stock option plan of subsidiaries		80				80	32	112
Other		365		(275)		90	(956)	(866)
Balance, March 31, 2013 (366,880)	115,703	163,062	1,368,512	50,138	(51,258)	1,646,157	68,785	1,714,942
Comprehensive income:
Net income			88,756			88,756	6,258	95,014
Change in net unrealized gains (losses) on securities-net of taxes (Note 3)				158,535		158,535	(25)	158,510
Change in net unrealized gains (losses) on derivative financial instruments-net of taxes(Note 12)				(192)		(192)	25	(167)
Change in pension adjustments -net of taxes (Note 11)				2,323		2,323	57	2,380
Change in foreign currency translation adjustments -net of taxes				40,214		40,214	5,631	45,845
Total comprehensive income						289,636	11,946	301,582
Cash dividends paid to Kyocera Corporation’s shareholders			(25,681)			(25,681)		(25,681)
Cash dividends paid to noncontrolling interests							(3,193)	(3,193)
Purchase of treasury stock (14)					(68)	(68)		(68)
Reissuance of treasury stock (1)		1			2	3		3
Retirement of treasury stock (Note 14)		(488)	(15,803)		16,291	—		—
Stock option plan of subsidiaries		99				99	38	137
Other		(8)		(55)		(63)	(433)	(496)

Consolidated Statements of Equity—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2015

(Number of shares outstanding)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Kyocera Corporation Shareholders’ Equity	Non controlling Interests	Equity
			(Note 14)	(Note 14)
	(Yen in millions and shares in thousands)
Balance, March 31, 2014 (366,867)	115,703	162,666	1,415,784	250,963	(35,033)	1,910,083	77,143	1,987,226
Comprehensive income:
Net income			115,875			115,875	9,428	125,303
Change in net unrealized gains on securities-net of taxes (Note 3)				174,058		174,058	126	174,184
Change in net unrealized gains (loss) on derivative financial instruments-net of taxes(Note 12)				(112)		(112)	1	(111)
Change in pension adjustments -net of taxes (Note 11)				(7,283)		(7,283)	(405)	(7,688)
Change in foreign currency translation adjustments -net of taxes				52,151		52,151	8,607	60,758
Total comprehensive income						334,689	17,757	352,446
Cash dividends paid to Kyocera Corporation’s shareholders			(29,349)			(29,349)		(29,349)
Cash dividends paid to noncontrolling interests							(3,492)	(3,492)
Purchase of treasury stock (6)					(30)	(30)		(30)
Reissuance of treasury stock (0)		1			1	2		2
Stock option plan of subsidiaries		114				114	43	157
Other		(86)		(104)		(190)	(3,147)	(3,337)
Balance, March 31, 2015 (366,861)	¥115,703	¥162,695	¥1,502,310	¥469,673	¥(35,062)	¥2,215,319	¥88,304	¥2,303,623

The accompanying notes are an integral part of these statements.

Numbers of shares are set forth under the assumption that the stock split, which took effect on October 1, 2013, had been undertaken at March 31, 2012.

Consolidated Statements of Cash Flows

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2015

	2013	2014	2015
	(Yen in millions)
Cash flows from operating activities:
Net income	¥67,351	¥95,014	¥125,303
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	73,597	76,151	72,994
Provision for doubtful accounts and loss on bad debts	238	252	197
Write-down of inventories	11,507	7,256	17,361
Deferred income taxes (Note 15)	(5,643)	10,354	(49,745)
Gains on sales of securities, net	(4,542)	(2,875)	(581)
Losses on impairment of goodwill	—	729	18,456
Foreign currency adjustments	(2,003)	(1,975)	(2,687)
Change in assets and liabilities:
(Increase) decrease in receivables	(14,876)	47,306	(16,804)
Increase in inventories	(13,910)	(25,160)	(19,938)
Decrease in other current assets	4,907	7,661	2,955
Decrease in notes and accounts payable	(35,557)	(34,589)	(13,085)
Increase (decrease) in accrued income taxes	8,151	490	(6,392)
Increase (decrease) in other current liabilities	9,242	(26,825)	9,002
Increase (decrease) in other non-current liabilities	14,739	(3,628)	(6,348)
Other, net	(3,712)	(1,020)	79
Net cash provided by operating activities	109,489	149,141	130,767
Cash flows from investing activities:
Payments for purchases of available-for-sale securities	(30,052)	(38,530)	(24,505)
Payments for purchases of held-to-maturity securities	(49,583)	(131,016)	(197,391)
Proceeds from sales and maturities of available-for-sale securities	37,593	43,432	25,131
Proceeds from maturities of held-to-maturity securities	71,167	73,623	182,531
Acquisitions of businesses, net of cash acquired (Notes 2 and 19)	(18,533)	(15,975)	(1,843)
Investment in affiliates	(2,150)	(871)	(650)
Payments for purchases of property, plant and equipment	(58,416)	(50,890)	(57,055)
Payments for purchases of intangible assets	(6,553)	(6,722)	(6,214)
Acquisition of time deposits and certificate of deposits	(289,694)	(260,241)	(246,667)
Withdrawal of time deposits and certificate of deposits	276,436	284,829	229,982
Other, net	3,643	1,220	3,073
Net cash used in investing activities	(66,142)	(101,141)	(93,608)
Cash flows from financing activities:
Decrease in short-term borrowings, net	(1,465)	(213)	(554)
Proceeds from issuance of long-term debt	9,055	10,671	10,642
Payments of long-term debt	(12,733)	(13,247)	(13,347)
Dividends paid	(24,336)	(28,624)	(32,705)
Purchases of noncontrolling interests	(1,007)	(1,032)	(4,004)
Other, net	(945)	(360)	(24)
Net cash used in financing activities	(31,431)	(32,805)	(39,992)
Effect of exchange rate changes on cash and cash equivalents	20,250	14,525	19,022
Net increase in cash and cash equivalents	32,166	29,720	16,189
Cash and cash equivalents at beginning of year	273,288	305,454	335,174
Cash and cash equivalents at end of year	¥305,454	¥335,174	¥351,363

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

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

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

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Kyocera also reviews its investments accounted for by the equity method for impairment in accordance with ASC 323, “Investments—Equity Method and Joint Ventures.” Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time during which the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined through the use of various methodologies such as discounted cash flows and comparable valuations of similar companies.

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

The principal estimated useful lives for intangible assets are as follows:

Customer relationships	3 to 20 years
Software	2 to 10 years
Trademarks	10 to 20 years
Non-patent technology	5 to 20 years

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

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

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

Recently Adopted Accounting Standards:

On April 1, 2014, Kyocera adopted Accounting Standards Update No. 2013-04, “Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date.” This accounting standard requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of the following: (a) The amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors (b) Any additional amount the reporting entity expects to pay on behalf of its co-obligors. The accounting standard also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On April 1, 2014, Kyocera adopted ASU No. 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity.” This accounting standard resolves the diversity in practice about whether ASC 810-10, “Consolidation—Overall,” or ASC 830-30, “Foreign Currency Matters—Translation of Financial Statements,” applies to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. In addition, this accounting standard resolves the diversity in practice for the treatment of business combinations achieved in stages involving a foreign entity. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On April 1, 2014, Kyocera adopted ASU No. 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” This accounting standard requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward in the financial statements. As this accounting standard is a provision for disclosure, the adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

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

In August 2014, the FASB issued ASU No. 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern.” This accounting standard requires an entity’s management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. If conditions or events raise substantial doubt about an entity’s ability to continue as a going concern, the entity is required to disclose additional information. This accounting standard will be effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. As this accounting standard is a provision for disclosure, the adoption of this accounting standard is not expected to have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

In November 2014, the FASB issued ASU No. 2014-16, “Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity.” This accounting standard eliminates the use of different methods in practice and thereby reduces existing diversity under U.S. GAAP in evaluating whether the nature of the host contract within a hybrid financial instrument issued in the form of a share is more akin to debt or to equity. For hybrid financial instruments issued in the form of a share, an entity is required to determine the nature of the host contract by considering all stated and implied substantive terms and features of the hybrid financial instrument, weighing each term and feature on the basis of relevant facts and circumstances. This accounting standard will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. The adoption of this accounting standard is not expected to have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In January 2015, the FASB issued ASU No. 2015-01, “Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items”. This accounting standard eliminates from U.S. GAAP the concept of extraordinary items. This accounting standard will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. As this accounting standard is a provision for disclosure, the adoption of this accounting standard is not expected to have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In February 2015, the FASB issued ASU No. 2015-02, “Amendments to the Consolidation Analysis.” This accounting standard changes the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. All legal entities are subject to reevaluation under the revised consolidation model. This accounting standard affects reporting entities that are required to evaluate whether they should consolidate certain legal entities. This accounting standard will be effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. The adoption of this accounting standard is not expected to have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In April 2015, the FASB issued ASU No. 2015-05, “Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement.” This accounting standard provides a guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. This accounting standard will be effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2015. The adoption of this accounting standard is not expected to have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

Reclassifications:

Certain reclassifications and changes have been made to the consolidated balance sheets and the consolidated statements of cash flows for the years ended March 31, 2014 and 2013 and footnotes to conform to the current presentation.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

2. BUSINESS COMBINATION

Business combinations in the year ended March 31, 2015

On October 1, 2014, Kyocera Document Solutions America, Inc., a subsidiary of Kyocera Document Solutions Inc., a Japan based subsidiary, acquired 100% of the common stock of Wittco-Oregon, Inc., to expand its sales channels in the U.S.

On December 30, 2014, Kyocera Document Solutions Chile SpA., a subsidiary of Kyocera Document Solutions Inc., acquired 100% of the common stock of Vigaprint S. A., to expand its sales channels in Chile.

The results of operations of these acquired businesses were included into Kyocera’s consolidated financial statements since the acquisition dates. For segment reporting, they are reported in the Information Equipment Group. These acquisitions did not have material impacts on Kyocera’s consolidated results of operations, financial condition and cash flows.

Business combinations in the year ended March 31, 2014

On October 1, 2013, Kyocera acquired 100% of the common stock of NEC Toppan Circuit Solutions, Inc., a manufacturer of printed circuit board and made it a consolidated subsidiary. NEC Toppan Circuit Solutions, Inc. changed its name to Kyocera Circuit Solutions, Inc. on October 1, 2013.

The result of operation of the acquired business was included into Kyocera’s consolidated financial statements since the acquisition date. For segment reporting, it is reported in the Semiconductor Parts Group.

Kyocera used the acquisition method of  accounting  to record assets acquired and liabilities assumed in accordance with ASC 805, “Business Combinations.” Factors that contributed to the recognition of goodwill include expected synergies and the trained workforce.

The fair values of the assets acquired and liabilities assumed at the acquisition date are shown in the following table. Acquisition-related costs of ¥113 million were included in selling, general and administrative expenses in the consolidated statement of income for the year ended March 31, 2014.

On October 1, 2014, Kyocera Circuit Solutions, Inc. was integrated into Kyocera SLC Technologies Corporation, which ran an organic substrate business, and the new integrated company was named Kyocera Circuit Solutions, Inc. Kyocera is striving to further enhance its organic substrate business through this integration.

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
Intangible assets subject to amortization :
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

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

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
Intangible assets subject to amortization :
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

Other-than-temporary loss on debt and equity securities for the years ended March 31, 2013, 2014 and 2015 are as follows:

	Years ended March 31,
	2013	2014	2015
	(Yen in millions)
Other-than-temporary loss on debt and equity securities	¥729	¥109	¥2

(1) Debt and equity securities with readily determinable fair values

Investments in debt and equity securities at March 31, 2014 and 2015, included in short-term investments in debt and equity securities and in long-term investments in debt and equity securities are summarized as follows:

	March 31,
	2014				2015
	Cost*1	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Cost*1	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
	(Yen in millions)
Available-for-sale securities:
Marketable equity securities*2	¥273,595	¥735,606	¥462,012	¥1	¥273,271	¥1,007,629	¥734,358	¥0
Investment trusts	10,017	10,025	8	—	12,500	12,500	—	—
Total equity securities	283,612	745,631	462,020	1	285,771	1,020,129	734,358	0
Total available-for-sale securities	283,612	745,631	462,020	1	285,771	1,020,129	734,358	0

Held-to-maturity securities:
Corporate bonds	108,475	108,551	87	11	126,739	126,692	67	114
Government bonds and public bonds	6	6	—	—	7	7	—	—
Total held-to-maturity securities	108,481	108,557	87	11	126,746	126,699	67	114
Total	¥392,093	¥854,188	¥462,107	¥12	¥412,517	¥1,146,828	¥734,425	¥114

*1 Cost represents amortized cost for held-to-maturity securities and acquisition cost for available-for-sale securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

*2 Marketable equity securities mainly consist of the shares of KDDI Corporation, which is a telecommunications carrier in Japan. At March 31, 2015, Kyocera Corporation’s equity interest in KDDI Corporation was 12.76%. Cost, aggregate fair value and gross unrealized gain of the shares of KDDI Corporation held by Kyocera are as follows:

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	March 31,
	2014				2015
	Cost	Aggregate Fair Value	Gross Unrealized Gain	Gross Unrealized Loss	Cost	Aggregate Fair Value	Gross Unrealized Gain	Gross Unrealized Loss
	(Yen in millions)
Shares of KDDI Corporation	¥249,036	¥684,464	¥435,428	¥—	¥249,036	¥934,781	¥685,745	¥—

Short-term investments in debt and equity securities and long-term investments in debt and equity securities at March 31, 2014 and 2015 are as follows:

	March, 31
	2014			2015
	Available- for-Sale	Held-to- Maturity	Total	Available- for-Sale	Held-to- Maturity	Total
	(Yen in millions)
Short-term investment in debt and equity securities	¥10,000	¥105,900	¥115,900	¥12,500	¥82,737	¥95,237
Long-term investment in debt and equity securities	735,631	2,581	738,212	1,007,629	44,009	1,051,638
Total	¥745,631	¥108,481	¥854,112	¥1,020,129	¥126,746	¥1,146,875

At March 31, 2015, the contractual maturities of available-for-sale and held-to-maturity securities are summarized as follows:

	March 31, 2015
	Available-for-Sale		Held-to-Maturity
	Cost	Aggregate Fair Value	Cost	Aggregate Fair Value
	(Yen in millions)
Due within 1 year	¥—	¥—	¥82,737	¥82,781
Due after 1 year to 5 years	—	—	44,009	43,918
Equity securities	285,771	1,020,129	—	—
Total	¥285,771	¥1,020,129	¥126,746	¥126,699

Proceeds from sales of available-for-sale securities and the related gross realized gains and losses for the years ended March 31, 2013, 2014 and 2015 are as follows:

	Years ended March 31,
	2013	2014	2015
	(Yen in millions)
Proceeds from sales of available-for-sale securities	¥34,587	¥24,440	¥22,766
Gross realized gains	5,858	3,323	494
Gross realized losses	1,156	460	—

For the purpose of computing gains and losses, the cost of those securities is determined by the moving average method.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

(2) Other investments

Kyocera holds time deposits and certificates of deposits which are due over three months to original maturity, non-marketable equity securities, long-term loans and investments in affiliates and an unconsolidated subsidiary. Carrying amounts of these investments at March 31, 2014 and 2015, included in other short-term investments and in other long-term investments, are summarized as follows:

	March 31,
	2014	2015
	(Yen in millions)
Time deposits and certificates of deposits (due over 3 months)	¥160,376	¥186,953
Non-marketable equity securities	11,616	13,664
Long-term loans	26	4
Investments in affiliates and an unconsolidated subsidiary	3,160	4,139
Total	¥175,178	¥204,760

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

Level 3:	Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

(1) Assets and liabilities measured at fair value on a recurring basis

The fair value of the financial assets that were measured and recorded at fair value on a recurring basis are as follows:

	March 31,
	2014				2015
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Yen in millions)
Current Assets:
Investment trusts	¥—	¥10,000	¥—	¥10,000	¥—	¥12,500	¥—	¥12,500
Total equity securities	—	10,000	—	10,000	—	12,500	—	12,500
Foreign currency forward contracts	—	412	—	412	—	4,058	—	4,058
Total derivatives	—	412	—	412	—	4,058	—	4,058
Total current assets	—	10,412	—	10,412	—	16,558	—	16,558
Non-Current Assets:
Marketable equity securities	735,606	—	—	735,606	1,007,629	—	—	1,007,629
Investment trusts	25	—	—	25	—	—	—	—
Total equity securities	735,631	—	—	735,631	1,007,629	—	—	1,007,629
Total non-current assets	735,631	—	—	735,631	1,007,629	—	—	1,007,629
Total assets	¥735,631	¥10,412	¥—	¥746,043	¥1,007,629	¥16,558	¥—	¥1,024,187
Current Liabilities:
Foreign currency forward contracts	¥—	¥2,391	¥—	¥2,391	¥—	¥2,933	¥—	¥2,933
Interest rate swaps	—	13	—	13	—	—	—	—
Total derivatives	—	2,404	—	2,404	—	2,933	—	2,933
Total current liabilities	¥—	¥2,404	¥—	¥2,404	¥—	¥2,933	¥—	¥2,933

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The fair value of Level 1 investments is quoted price in an active market with sufficient volume and frequency of transactions.

The fair value of Level 2 investments is other than quoted price included within Level 1 that is observable for the asset or liability, either directly or indirectly through corroboration with observable market data. Kyocera did not recognize any transfers between Levels 1 and 2 for the years ended March 31, 2013, 2014 and 2015.

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

	Balance at March 31, 2013	Level 1	Level 2	Level 3	Total gains (losses) for the year ended March 31, 2013
	(Yen in millions)
Property, plant and equipment	¥ —			¥ —	¥(286)
Non-marketable equity securities	0			0	(1)

The following table presents the financial assets and non-financial assets that were measured and recorded at fair value on a non-recurring basis for the year ended March 31, 2014.

	Balance at March 31, 2014	Level 1	Level 2	Level 3	Total gains (losses) for the year ended March 31, 2014
	(Yen in millions)
Property, plant and equipment	¥ 50			¥ 50	¥(1,518)
Non-marketable equity securities	24			24	(109)
Goodwill	—			—	(729)

The following table presents the financial assets and non-financial assets that were measured and recorded at fair value on a non-recurring basis for the year ended March 31, 2015.

	Balance at March 31, 2015	Level 1	Level 2	Level 3	Total gains (losses) for the year ended March 31, 2015
	(Yen in millions)
Property, plant and equipment	¥3,274			¥3,274	¥(2,397)
Intangible assets	3,378			3,378	(882)
Non-marketable equity securities	0			0	(2)
Goodwill	—			—	(18,456)

Certain property, plant and equipment with a carrying amount were written down to their fair value due to events or circumstances that carrying value of the assets was not recoverable, resulting in impairment charge of ¥286 million, ¥1,518 million and ¥2,397 million, which were included in selling, general and administrative expenses in the consolidated statements of income for the years ended March 31, 2013, 2014 and 2015, respectively.

Certain intangible assets with a carrying amount was written down to its fair value due to that carrying value exceeded its fair value, resulting in impairment charge ¥882 million, which were included in selling, general and administrative expenses in the consolidated statements of income for the year ended March 31, 2015.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Certain non-marketable equity securities with a carrying amount were written down to their fair value due to other-than-temporary impairment, resulting in impairment charge of ¥1 million, ¥109 million and ¥2 million, which were included in other, net in the consolidated statements of income for the years ended March 31, 2013, 2014 and 2015, respectively.

Certain goodwill with a carrying amount was written down to its fair value due to that carrying value exceeded its fair value, resulting in impairment charge ¥729 million and ¥18,456 million, which were included in selling, general and administrative expenses in the consolidated statements of income for the year ended March 31, 2014 and 2015.

(3) Fair value of financial instruments

The fair values of financial instruments and the methods and assumptions used to estimate the fair value are as follows:

	March 31,
	2014		2015
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Yen in millions)
Assets (a):
Short-term investments in debt and equity securities	¥115,900	¥115,974	¥95,237	¥95,281
Long-term investments in debt and equity securities	738,212	738,214	1,051,638	1,051,547
Other long-term investments (excluding investments in affiliates and an unconsolidated subsidiary)	11,687	11,687	16,263	16,263
Total	¥865,799	¥865,875	¥1,163,138	¥1,163,091
Liabilities (b):
Long-term debt (including due within one year)	¥31,826	¥31,834	¥27,322	¥27,322
Total	¥31,826	¥31,834	¥27,322	¥27,322

________________

(a)         For investments with active markets, fair value is based on quoted market prices. For non-marketable equity securities, it is not practicable to estimate the fair value because of the lack of the market price and difficulty in estimating fair value without incurring excessive cost. In addition, Kyocera did not identify any events or changes in circumstances that may have had a significant adverse effect on these investments. The aggregated carrying amounts of these investments included in the above table at March 31, 2014 and 2015 were ¥11,563 million and ¥13,651 million, respectively. Fair value of held-to-maturity investments in debt securities is mainly classified as Level 1 and Level 2.

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

5. INVENTORIES

Inventories at March 31, 2014 and 2015 are as follows:

	March 31,
	2014	2015
	(Yen in millions)
Finished goods	¥164,892	¥149,737
Work in process	60,075	62,784
Raw materials and supplies	110,835	141,978
	¥335,802	¥354,499

Kyocera regularly reviews the cost of inventory on hand and records a lower of cost or market write-down if any inventories have a cost in excess of market value. Kyocera recorded write-downs of ¥11,507 million, ¥7,256 million and ¥17,361 million for the years ended March 31, 2013, 2014 and 2015, respectively, to adjust the carrying amount of inventory to market value.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

6. VALUATION ALLOWANCES

Changes in valuation allowances for the years ended March 31, 2013, 2014, and 2015 are as follows:

Description	Balance at Beginning of Year	Charged to Costs or Expenses	Charged (Credited) to Other Accounts*	Charge-offs	Balance at End of Year
	(Yen in millions)
For the year ended March 31, 2013:
Allowance for doubtful accounts	¥4,951	¥ 969	¥ 320	¥(1,695)	¥4,545
Allowance for sales returns	2,142	3,931	414	(3,959)	2,528
Total	¥7,093	¥4,900	¥ 734	¥(5,654)	¥7,073

For the year ended March 31, 2014:
Allowance for doubtful accounts	¥4,545	¥ 522	¥ 251	¥ (695)	¥4,623
Allowance for sales returns	2,528	6,371	101	(6,044)	2,956
Total	¥7,073	¥6,893	¥ 352	¥(6,739)	¥7,579

For the year ended March 31, 2015:
Allowance for doubtful accounts	¥4,623	¥ 605	¥(147)	¥ (718)	¥4,363
Allowance for sales returns	2,956	6,099	411	(6,115)	3,351
Total	¥7,579	¥6,704	¥ 264	¥(6,833)	¥7,714

_________

* Charged (credited) to other accounts mainly consists of foreign currency translation adjustments.

The location of valuation allowances in the consolidated balance sheets at March 31, 2014 and 2015 are as follows:

	March 31, 2014	March 31, 2015
	(Yen in millions)
The location of valuation allowances that are not deducted from the related receivables in the consolidated balance sheets:
Less allowances for doubtful accounts and sales returns	¥5,062	¥5,378

The location of valuation allowances that are deducted from the related receivables in the consolidated balance sheets:
Other current assets	378	232
Other long-term investments	—	76
Other assets	2,139	2,028
Subtotal	2,517	2,336
Total	¥7,579	¥7,714

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

7. INVESTMENTS IN AFFILIATES

Related party transactions with the affiliates, accounted for by the equity method are as follows:

	March 31,
	2014	2015
	(Yen in millions)
Kyocera’s investments in affiliates	¥2,882	¥3,825
Kyocera’s trade receivables from affiliates	161	131

	Years ended March 31,
	2013	2014	2015
	(Yen in millions)
Kyocera’s equity in earnings of affiliates	¥(330)	¥(228)	¥296
Kyocera’s sales to affiliates	200	303	273

Kyocera Corporation’s investment in Kagoshima Mega Solar Power Corporation, which was ¥1,708 million at March 31, 2015 accounted for by the equity method, is pledged as collateral for loans of ¥20,870 million from financial institutions of Kagoshima Mega Solar Power Corporation.

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

	March 31,
	2014	2015
	(Yen in millions)
Total minimum lease payments receivable	¥36,980	¥33,636
Unguaranteed residual values	1,213	1,642
Unearned income	(2,346)	(2,627)
Executory costs	(12)	(11)
	35,835	32,640
Less, allowance for doubtful receivables	(283)	(203)
	35,552	32,437
Less, portion due within one year	(12,678)	(11,721)
Total	¥22,874	¥20,716

A reconciliation of the beginning and ending amounts of allowance for doubtful accounts related to lease receivables are as follows:

	Years ended March 31,
	2013	2014	2015
	(Yen in millions)
Balance at beginning of year	¥382	¥238	¥283
Charged to costs or expenses, or charge-off	(187)	3	(57)
Foreign currency translation	43	42	(23)
Balance at end of year	¥238	¥283	¥203

TA Triumph-Adler GmbH and its consolidated subsidiaries estimate allowances for doubtful accounts related to lease receivables at the portfolio level.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The future minimum lease payments to be received under financing leases for future years are as follows:

Years ending March 31,	(Yen in millions)
2016	¥12,628
2017	8,639
2018	6,320
2019	4,425
2020	1,385
2021 and thereafter	239
Total	¥33,636

TA Triumph-Adler GmbH and its consolidated subsidiaries transferred the capital lease receivables to a third party in exchange for cash, however, the transfer was not qualified as a sale for financial reporting purpose because TA Triumph-Adler GmbH and its consolidated subsidiaries have a right to repurchase the receivables. Accordingly, Kyocera has accounted for the cash received as a secured borrowing and it has been included in long-term debt. As a result of the transaction, the capital lease receivables in the amount of ¥29,389 million and ¥25,647 million have been recorded on the balance sheets as of March 31, 2014 and 2015, respectively.

9. GOODWILL AND OTHER INTANGIBLE ASSETS

Intangible assets are summarized as follows:

	March 31,
	2014		2015
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(Yen in millions)
Intangible assets subject to amortization:
Customer relationships	¥32,603	¥11,816	¥32,944	¥14,417
Software	37,838	27,041	40,438	29,780
Trademark	5,683	885	6,291	1,270
Non-patent technology	5,600	708	5,257	1,101
Other	25,455	15,220	25,513	14,416
Total	¥107,179	¥55,670	¥110,443	¥60,984

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	March 31,
	2014	2015
	Gross Carrying Amount	Gross Carrying Amount
	(Yen in millions)
Intangible assets not subject to amortization:
Trademark	¥7,816	¥7,155
Other	1	1
Total	¥7,817	¥7,156

Intangible assets acquired during the year ended March 31, 2015 are as follows:

Year ended March 31, 2015
(Yen in millions)
Intangible assets subject to amortization:
Customer relationships	¥950
Software	4,394
Trademark	147
Other	2,539
Total	¥8,030

The weighted average amortization periods for customer relationships, software and trademark which were acquired during the year ended March 31, 2015 are six years, four years and 12 years, respectively.

Total amortization of intangible assets during the years ended March 31, 2013, 2014 and 2015 amounted to ¥10,292 million, ¥10,177 million and ¥10,422million, respectively. The estimated aggregate amortization expenses for intangible assets for the next five years are as follows:

Years ending March 31,	(Yen in millions)
2016	¥8,650
2017	7,272
2018	6,192
2019	4,778
2020	3,385

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The changes in the amounts of goodwill by reporting segment in the years ended March 31, 2014 and 2015 are as follows:

	Fine Ceramic Parts Group	Semiconductor Parts Group	Applied Ceramic Products Group	Electronic Device Group	Telecommunications Equipment Group	Information Equipment Group	Others	Total
	(Yen in millions)
Balance at March 31, 2013
Goodwill	¥100	¥1,313	¥20,513	¥45,672	¥ 18,456	¥14,603	¥10,900	¥111,557
Accumulated impairment losses	—	—	(5,415)	—	—	(22)	(2,695)	(8,132)
	100	1,313	15,098	45,672	18,456	14,581	8,205	103,425
Goodwill acquired during the year	—	5,548	—	158	—	—	—	5,706
Impairment of goodwill	—	—	—	(729)	—	—	—	(729)
Translation adjustments and reclassification to other accounts	—	40	2,329	3,656	—	2,205	—	8,230
Balance at March 31, 2014
Goodwill	100	6,901	22,842	49,486	18,456	16,808	10,900	125,493
Accumulated impairment losses	—	—	(5,415)	(729)	—	(22)	(2,695)	(8,861)
	100	6,901	17,427	48,757	18,456	16,786	8,205	116,632
Goodwill acquired during the year	—	—	—	—	—	1,251	71	1,322
Impairment of goodwill	—	—	—	—	(18,456)	—	—	(18,456)
Translation adjustments and reclassification to other accounts	—	72	(602)	3,640	—	(441)	—	2,669
Balance at March 31, 2015
Goodwill	100	6,973	22,240	53,126	18,456	17,618	10,971	129,484
Accumulated impairment losses	—	—	(5,415)	(729)	(18,456)	(22)	(2,695)	(27,317)
	¥100	¥6,973	¥16,825	¥52,397	¥ —	¥17,596	¥ 8,276	¥102,167

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

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Kyocera recognized an impairment loss on goodwill in the amount of ¥18,456 million in the Telecommunications Equipment Group (“Reporting Unit”), which was included in selling, general and administrative expenses in the consolidated statement of income for fiscal 2015. The loss was recorded due to a decline in the fair value of the Reporting Unit determined based on its updated future estimated cash flows, reflecting the slow improvement of profitability in the overseas market, especially in the U.S. market, as well as the operating loss before the impairment loss recorded in fiscal 2015 in the midst of the market condition with low profitability. The fair value of the Reporting Unit was determined using the discounted cash flows method (income approach) and the comparable company valuation multiples technique (market approach).

The fair value of the liquid crystal displays (LCD) business included in the Electronic Device Group reporting unit (which includes goodwill of ¥14,143 million in its carrying amount as of March 31, 2015) exceeded its amount by 6.9% in the first step (“identification of potential impairment”) of the goodwill impairment test as of January 1, 2015. Therefore, there was no identification of potential impairment. However, there is a significant future impairment risk to goodwill if the future net cash flows of the LCD business are adversely affected by future market conditions or increased negative operating results or changes to key assumptions including the discount rate applied.

The fair value of the goodwill of this business by using the discounted cash flows method was calculated by discounting projected future net cash flows to the present value. Future net cash flows are projected using the best information available. The discount rate applied was determined as the weighted-average cost of capital of 9.0% mainly based on cost of equity calculated by commonly used capital assets pricing model and current market conditions. Key future net cash flow assumptions also include the terminal value of the reporting unit, based on a growth rate of 0%, future estimated capital expenditures and changes in future working capital.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

10. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2014 and 2015 are comprised of the following:

	March 31,
	2014	2015
Average interest rates on loans from banks and others	1.17%	2.14%

	March 31,
	2014	2015
	(Yen in millions)
Secured	¥253	¥144
Unsecured	3,811	3,985
	¥4,064	¥4,129

Long-term debt at March 31, 2014 and 2015 are comprised of the following:

	March 31,
	2014	2015
Range of interest rates on loans from banks and others	0.20%-7.01%	0.20%-7.01%

	March 31,
	2014	2015
	(Yen in millions)
Secured	¥30,537	¥25,540
Unsecured	1,289	1,782
	31,826	27,322
Less, portion due within one year	(12,360)	(9,441)
	¥19,466	¥17,881

Aggregate maturities of long-term debt at March 31, 2015 are as follows:

Years ending March 31,	(Yen in millions)
2017	¥7,559
2018	5,309
2019	3,297
2020	1,466
2021 and thereafter	250
¥17,881

Kyocera’s assets pledged as collateral of property, plant and equipment, net of accumulated depreciation and intangible assets for loans from banks at March 31, 2014 and 2015 are as follows:

	March 31,
	2014	2015
	(Yen in millions)
Property, plant and equipment, net of accumulated depreciation	¥4,112	¥1,489

As described in Note 8 to the Consolidated Financial Statement, since transferring of the capital lease receivables did not qualify as a sale for financial reporting purpose, Kyocera has accounted for the cash received as a secured borrowing. As a result of the transaction, capital lease receivables in the amount of  ¥29,389 million and ¥25,647 million as of March 31, 2014 and 2015 have been recorded on the balance sheets, respectively.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

11. BENEFIT PLANS

Domestic:

Defined benefit plans

At March 31, 2015, Kyocera Corporation and its major domestic subsidiaries sponsor funded defined benefit pension plans or unfunded retirement and severance plans for their employees. They use a “point system” whereby benefits under the plan are calculated according to (i) accumulated “points” that are earned based on employees’ position, extent of contribution and length of service period during employment, and (ii) conditions at the time of retirement. In addition, employees were provided an option to select how benefit payments will be made. Employees may elect to receive up to 50% of the accumulated points balance as an annuity payment over the employees’ lifetime with the remainder of the accumulated points being distributed in installments over a fixed period of up to 20 years.

The funded status of the benefit plans at Kyocera Corporation and its major domestic subsidiaries as of March 31, 2014 and 2015 are as follows:

	March 31,
	2014	2015
	(Yen in millions)
Change in projected benefit obligations:
Projected benefit obligations at beginning of year	¥177,562	¥187,124
Service cost	11,457	11,807
Interest cost	1,709	1,803
Actuarial (gain) loss	(962)	5,909
Benefits paid	(6,545)	(7,262)
Acquisitions of Business	4,469	—
Plan Amendment	—	(1,528)
Other	(566)	515
Projected benefit obligations at end of year	187,124	198,368
Change in plan assets:
Fair value of plan assets at beginning of year	166,697	183,003
Actual return on plan assets	7,052	9,692
Employer’s contribution	14,580	11,957
Benefits paid	(6,417)	(7,254)
Acquisitions of Business	1,091	—
Fair value of plan assets at end of year	183,003	197,398
Funded status	¥(4,121)	¥(970)

The acquisition of business in the year ended March 31, 2014 was a new consolidation of Kyocera Circuit Solutions, Inc., as a wholly owned subsidiary.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Amounts recognized in the consolidated balance sheets consist of:

	March 31,
	2014	2015
	(Yen in millions)
Other assets	¥6,609	¥4,416
Accrued pension and severance liabilities	(10,730)	(5,386)
Net amount recognized	¥(4,121)	¥(970)

Amounts recognized in accumulated other comprehensive income (loss) consist of:

	March 31,
	2014	2015
	(Yen in millions)
Prior service cost	¥24,839	¥22,006
Actuarial loss	(42,838)	(41,046)
Accumulated other comprehensive loss	¥(17,999)	¥(19,040)

	March 31,
	2014	2015
	(Yen in millions)
Accumulated benefit obligation at end of year	¥187,124	¥191,200
Pension plans with an accumulated benefit obligation in excess of plan assets at the end of year are as follows:
Projected benefit obligation	¥32,427	¥34,153
Accumulated benefit obligation	32,427	34,153
Fair value of plan assets	21,697	29,463

Net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries in the years ended March 31, 2013, 2014 and 2015, include the following components:

	Years ended March 31,
	2013	2014	2015
	(Yen in millions)
Service cost	¥10,049	¥11,457	¥11,807
Interest cost	2,324	1,709	1,803
Expected return on plan assets	(3,467)	(3,335)	(3,612)
Amortization of prior service cost	(4,329)	(4,341)	(4,361)
Recognized actuarial loss	1,510	1,886	1,621
Net periodic pension costs	¥6,087	¥7,376	¥7,258

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Changes in other comprehensive income (loss) at Kyocera Corporation and its major domestic subsidiaries in the years ended March 31, 2013, 2014 and 2015 mainly consist of the following components:

	Years ended March 31,
	2013	2014	2015
	(Yen in millions)
Prior service cost due to plan amendments	¥—	¥577	¥1,528
Net actuarial gain (loss) incurred during the year	(8,413)	4,633	171
Amortization of prior service cost	(4,329)	(4,341)	(4,361)
Recognized actuarial loss	1,510	1,886	1,621
Total	¥(11,232)	¥2,755	¥(1,041)

Prior service cost and actuarial loss expected to be amortized at Kyocera Corporation and its major domestic subsidiaries in the year ending March 31, 2016 are as follows:

Year ending March 31, 2016
(Yen in millions)
Amortization of prior service cost	¥(4,393)
Recognized actuarial loss	1,691

Assumptions used to determine projected benefit obligations at Kyocera Corporation and its major domestic subsidiaries at March 31, 2014 and 2015 are as follows:

	March 31,
	2014	2015
Discount rate (%)	0.50-1.00	0.50-0.75

Assumptions used to determine net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries for the years ended March 31, 2013, 2014 and 2015 are as follows:

	Years ended March 31,
	2013	2014	2015
Discount rate (%)	0.75-1.50	0.25-1.00	0.50-1.00
Expected long-term rate of return on plan assets (%)	1.35-2.20	1.35-2.50	1.35-2.00

Rate of increase in compensation levels was not used in the calculation of projected benefit obligation and net periodic pension costs for the years ended March 31, 2013, 2014 and 2015 under the “point system.”

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

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Plan assets

Plan assets categories at Kyocera Corporation and its major domestic subsidiaries at March 31, 2014 and 2015 are as follows:

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

	March 31,
	2014				2015
	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)	Total	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)	Total
	(Yen in millions)
Life insurance company general account	¥ —	¥ 94,907	¥ —	¥ 94,907	¥ —	¥ 96,925	¥ —	¥ 96,925
Equity securities:
Domestic	1,550	—	—	1,550	2,231	—	—	2,231
International	9,678	—	—	9,678	5,814	—	—	5,814
Pooled funds (1)	—	21,358	—	21,358	—	23,399	—	23,399
Debt securities:
Corporate bonds	18,819	—	—	18,819	14,021	1,412	—	15,433
Pooled funds (2)	—	7,363	—	7,363	—	8,922	—	8,922
Other types of investments:
Equity long/short International (3)	—	1,088	—	1,088	—	—	—	—
Debt long/short (4)	—	3,023	—	3,023	—	—	—	—
Real Estate funds (5)	—	—	13,338	13,338	—	—	18,826	18,826
Large-scale solar power generation business funds	—	—	2,739	2,739	—	—	4,831	4,831
Pooled funds(6)	—	—	—	—	—	1,006	—	1,006
Other	—	—	1,448	1,448	—	—	1,505	1,505
Cash and cash equivalents	7,692	—	—	7,692	18,506	—	—	18,506
Total	¥37,739	¥127,739	¥17,525	¥183,003	¥40,572	¥131,664	¥25,162	¥197,398

________

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

(6)   This category includes pooled funds that mainly invest in domestic and international equity securities that are listed on securities exchanges, government bonds and municipal bonds.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Kyocera Corporation and its major domestic subsidiaries manage and operate their plan assets with a target of obtaining better performance more than earnings from the expected rate of return on plan assets to ensure the sources of funds sufficient to cover the pension benefits paid to participants and beneficiaries into the future. In terms of the plan assets management, Kyocera Corporation and its major domestic subsidiaries make appropriate investment choices and optimal portfolios with a consideration of its performances, expected returns and risks, and entrusts their plan assets to the fund trustees which can be expected to be the most appropriate to accomplish Kyocera’s objective. Kyocera Corporation and its major domestic subsidiaries also make an effort to maintain their portfolios within reasonable allocations of plan assets. Kyocera Corporation and its major domestic subsidiaries evaluate their categories of plan assets allocations and can change their portfolios when it is needed. Kyocera Corporation and its major domestic subsidiaries’ long-term strategy is for target allocations of approximately 50% investment in life insurance company general accounts, approximately 35% main investment in  equity securities that are listed on securities exchanges and in debt securities such as governments bonds, approximately 10% investment in long-term operation assets such as real estate funds, and approximately 5% holding in cash and cash equivalents.

The following table presents additional information about Level 3 assets measured at fair value on recurring basis for the years ended March 31, 2014 and 2015. Plan assets of Level 3 are invested in real estate funds, multi-strategy hedge funds and large-scale solar power generation business funds, which are valued at their net asset values that are provided by the fund manager or general partner of the funds. The net asset values are based on the fair value of the underlying assets owned by the funds, minus its liabilities then divided by the number of units outstanding.

	Years ended March 31,
	2014	2015
	(Yen in millions)
Balance at beginning of year	¥7,434	¥17,525
Actual return on plan assets:
Relating to assets still held at end of year	566	1,607
Relating to assets sold during the year	(23)	—
Purchases, sales and settlements	9,548	6,030
Balance at end of year	¥17,525	¥25,162

Kyocera Corporation and its major domestic subsidiaries forecast to contribute ¥11,974 million to the defined benefit pension plans in the year ending March 31, 2016.

Estimated future benefit payments at Kyocera Corporation and its major domestic subsidiaries are as follows:

Years ending March 31,	(Yen in millions)
2016	¥ 7,436
2017	7,889
2018	9,012
2019	10,496
2020	10,011
2021 to 2025	61,431

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Foreign:

(1) Pension plans

Kyocera International, Inc. and its consolidated subsidiaries (KII), consolidated U.S. subsidiaries of Kyocera Corporation, maintain a non-contributory defined benefit pension plans in the U.S. The KII plan covers substantially certain full-time employees in the U.S., of which benefits are based on years of service and the employees’ average compensation. In the year ended March 31, 2014, KII made a partial settlement of its pension plan by implementing lump sum payments to a certain portion of terminated vested participants.

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

The following table sets forth the funded status of the plans at KII, AVX and TA as of March 31, 2014 and 2015:

	March 31,
	2014	2015
	(Yen in millions)
Change in benefit obligations:
Benefit obligations at beginning of year	¥46,504	¥51,679
Service cost	487	543
Interest cost	1,912	2,021
Plan participants’ contributions	9	5
Actuarial (gain) loss	(1,878)	9,500
Benefits paid	(2,497)	(3,756)
Foreign exchange adjustment	7,205	2,029
Other	(63)	(31)
Benefit obligations at end of year	¥51,679	¥61,990

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	March 31,
	2014	2015
	(Yen in millions)
Change in plan assets:
Fair value of plan assets at beginning of year	¥24,209	¥29,999
Actual return on plan assets	2,332	3,069
Employer contribution	1,153	2,051
Plan participants’ contributions	9	5
Benefits paid	(1,244)	(2,441)
Foreign exchange adjustment	3,603	3,383
Other expenses	(63)	(17)
Fair value of plan assets at end of year	29,999	36,049
Funded status	¥(21,680)	¥(25,941)

Amounts recognized in the consolidated balance sheets consist of:

	March 31,
	2014	2015
	(Yen in millions)
Accrued pension and severance liabilities	¥(21,680)	¥(25,941)

Amounts recognized in accumulated other comprehensive income (loss) consist of:

	March 31,
	2014	2015
	(Yen in millions)
Prior service cost	¥(63)	¥(61)
Actuarial loss	(12,557)	(21,171)
Accumulated other comprehensive loss	¥(12,620)	¥(21,232)

	March 31,
	2014	2015
	(Yen in millions)
Accumulated benefit obligation at end of year	¥49,950	¥59,558

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Pension plans with an accumulated benefit obligation in excess of plan assets at the end of year:

	March 31,
	2014	2015
	(Yen in millions)
Projected benefit obligation	¥51,679	¥61,990
Accumulated benefit obligation	49,950	59,558
Fair value of plan assets	29,999	36,049

Net periodic pension costs at KII, AVX and TA in the years ended March 31, 2013, 2014 and 2015 include the following components:

	Years ended March 31,
	2013	2014	2015
	(Yen in millions)
Service cost	¥348	¥487	¥543
Interest cost	1,667	1,912	2,021
Expected return on plan assets	(1,225)	(1,655)	(2,036)
Amortization of prior service cost	9	10	11
Recognized actuarial loss	422	793	608
Partial settlement of pension plan	451	—	—
Net periodic pension costs	¥1,672	¥1,547	¥1,147

Changes in other comprehensive income (loss) at KII, AVX and TA in the years ended March 31, 2013, 2014 and 2015 mainly consist of the following components:

	Years ended March 31,
	2013	2014	2015
	(Yen in millions)
Net actuarial gain (loss) incurred during the year	¥(4,362)	¥2,555	¥(8,467)
Amortization of prior service cost	9	10	11
Recognized actuarial loss	422	793	608
Partial settlement of pension plan	451	—	—
Total	¥(3,480)	¥3,358	¥(7,848)

Prior service cost and actuarial loss expected to be amortized at KII, AVX and TA in the year ending March 31, 2016 are as follows:

Year ending March 31, 2016
(Yen in millions)
Amortization of prior service cost	¥12
Recognized actuarial loss	1,240

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Assumptions used to determine projected benefit obligations of the plans at KII, AVX and TA as of March 31, 2014 and 2015 are as follows:

	March 31,
	2014	2015
Discount rate (%)	3.00-4.79	1.30-4.00
Rate of increase in compensation levels (%)	2.50-3.90	2.50-4.00

Assumptions used to determine net periodic pension costs at KII, AVX and TA in the years ended March 31, 2013, 2014 and 2015 are as follows:

Years ended March 31,
	2013	2014	2015
Discount rate (%)	4.00-5.00	3.10-4.57	3.00-4.79
Rate of increase in compensation levels (%)	2.50-3.80	2.50-3.90	2.50-4.00
Expected long-term rate of return on plan assets (%)	5.52-7.75	5.17-7.75	5.50-8.00

KII and AVX determine their expected long-term rate of return on plan assets based on the consideration of the current expectations for future returns and the historical returns of other plan assets categories in which they invest.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Plan assets

KII’s and AVX’s plan assets categories at March 31, 2014 and 2015 are as follows:

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

	March 31,
	2014				2015
	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)	Total	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)	Total
	(Yen in millions)
Equity securities:
International	¥8,278	¥—	¥—	¥8,278	¥9,479	¥—	¥—	¥9,479
Debt securities:
Government bonds	573	—	—	573	685	—	—	685
Government agency bonds	—	1,076	—	1,076	—	1,310	—	1,310
Corporate bonds	—	878	—	878	—	995	—	995
Pooled separate accounts *	—	18,306	—	18,306	—	21,898	—	21,898
Other	—	776	—	776	—	1,589	—	1,589
Cash and cash equivalents	112	—	—	112	93	—	—	93
Total	¥8,963	¥21,036	¥—	¥29,999	¥10,257	¥25,792	¥—	¥36,049

_________

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

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

KII and AVX forecast to contribute ¥1,284 million to the defined benefit pension plans in the year ending March 31, 2016.

Estimated future benefit payments of the plans at KII, AVX and TA are as follows:

Years ending March 31,	(Yen in millions)
2016	¥ 2,736
2017	2,788
2018	2,838
2019	2,892
2020	2,955
2021 to 2025	15,506

(2) Savings plans

KII and AVX maintain retirement savings plans which allow eligible U.S. employees to defer part of their annual compensation.

AVX also maintains non-qualified deferred compensation programs which permit key employees to annually elect to defer a portion of their compensation until retirement. Contributions to the plans are as follow:

	Years ended March 31,
	2013	2014	2015
	(Yen in millions)
Contributions to the plans	¥493	¥659	¥658

12. DERIVATIVES AND HEDGING

Kyocera’s activities are exposed to varieties of market risks, including the effects of changes in foreign currency exchange rates, interest rates and stock prices. Approximately 58% of Kyocera’s net sales are generated from overseas customers, which exposes Kyocera to foreign currency exchange rates fluctuations. These financial exposures to market risks are monitored and managed by Kyocera as an integral part of its overall risk management program. Kyocera’s risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

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

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

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

Other Derivatives:

Kyocera’s main direct foreign export sales and some import purchases are denominated in the customers’ and suppliers’ transaction currencies, principally the U.S. dollar and the Euro. Kyocera purchases foreign currency forward contracts to protect against the adverse effects that exchange rate fluctuations may have on foreign-currency-denominated trade receivables and payables. The gains and losses on both the derivatives and the foreign-currency-denominated trade receivables and payables are recorded as foreign currency transaction gains, net in the consolidated statement of income. Kyocera does not adopt hedge accounting for such derivatives.

The aggregate contractual amounts of derivative financial instruments at March 31, 2014 and 2015 are as follows:

	March 31,
	2014	2015
	(Yen in millions)
Derivatives designated as hedging instruments:
Foreign currency forward contracts	¥14,277	¥12,797
Interest rate swaps	89	––
Total	14,366	12,797
Derivatives not designated as hedging instruments:
Foreign currency forward contracts	162,171	182,761
Total derivatives	¥176,537	¥195,558

The fair value and location of derivative financial instruments in the consolidated balance sheets at March 31, 2014 and 2015 are as follows:

		March 31,
	Location	2014	2015
		(Yen in millions)
Derivative assets:
Derivatives designated as hedging instruments:
Foreign currency forward contracts	Other current assets	¥56	¥131
Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Other current assets	356	3,927
Total derivative assets		¥412	¥4,058

Derivative liabilities:
Derivatives designated as hedging instruments:
Foreign currency forward contracts	Other current liabilities	¥34	¥104
Interest rate swaps	Other current liabilities	13	––
Total		47	104
Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Other current liabilities	2,357	2,829
Total derivative liabilities		¥2,404	¥2,933

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The amounts of derivative financial instruments included in comprehensive income and the locations in the consolidated statements of income for the years ended March 31, 2013, 2014 and 2015 are as follows:

Derivatives designated as cash flow hedge:

Gains (losses) recognized in net unrealized gains (losses) on derivative financial instruments

	Years ended March 31,
Type of derivatives	2013	2014	2015
	(Yen in millions)
Foreign currency forward contracts	¥23	¥64	¥3
Interest rate swaps	(21)	(256)	(115)
Total	¥2	¥(192)	¥(112)

Gains (losses) recognized in income, which are reclassified from net unrealized gains (losses) on derivative financial instruments (effective portion)

		Years ended March 31,
Type of derivatives	Location	2013	2014	2015
		(Yen in millions)
Foreign currency forward contracts	Net sales	¥97	¥29	¥660
Foreign currency forward contracts	Cost of sales	(248)	(292)	(854)
Interest rate swaps	Interest expense	24	––	––
Interest rate swaps	Other, net	––	(28)	(60)
Total		¥(127)	¥(291)	¥(254)

Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)

		Years ended March 31,
Type of derivatives	Location	2013	2014	2015
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains, net	¥(21)	¥(5)	¥13

Derivatives not designated as hedging instruments:

Gains (losses) recognized in income

		Years ended March 31,
Type of derivatives	Location	2013	2014	2015
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains, net	¥(3,630)	¥6,189	¥3,099

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

13. COMMITMENTS AND CONTINGENCIES

As of March 31, 2015, Kyocera had contractual obligations for the acquisition or construction of property, plant and equipment aggregating ¥9,567 million principally due within one year.

Kyocera is a lessee under long-term operating leases primarily for office space and equipment. Rental expenses for operating leases were ¥11,465 million, ¥12,876 million and ¥13,644 million for the years ended March 31, 2013, 2014 and 2015, respectively.

The future minimum lease commitments under non-cancelable operating leases as of March 31, 2015 are as follows:

Years ending March 31,	(Yen in millions)
2016	¥6,116
2017	4,183
2018	2,813
2019	1,768
2020	1,404
2021 and thereafter	1,727
¥18,011

Kyocera has entered into purchase agreements with a few specific suppliers for purchasing polysilicon material used in its solar energy business. Under those agreements, during the year ended March 31, 2015, Kyocera purchased ¥30,644 million and is obligated to purchase ¥209,232 million in total by the end of December 2020.

Kyocera guarantees the debt of employees, an investee and an unconsolidated subsidiary. As of  March 31, 2015, the total amount of these guarantees was ¥430 million. The financial guarantees are made in the form of commitments and letters of awareness issued to financial institutions and generally obligate Kyocera to make payments in the event of default by the borrowers.

Kyocera’s investment in Kagoshima Mega Solar Power Corporation, which was ¥1,708 million at March 31, 2015 accounted for by the equity method, is pledged as collateral for loans of ¥20,870 million from financial institutions of Kagoshima Mega Solar Power Corporation.

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

On October 10, 2012, the EPA, the United States, and the Commonwealth of Massachusetts and AVX announced that they had reached a financial settlement with respect to the EPA’s ongoing clean-up of the New Bedford Harbor in the Commonwealth (the harbor). That agreement is contained in a Supplemental Consent Decree that modifies certain provisions of a 1992 Consent Decree regarding clean-up of the harbor, including elimination of the governments’ right to invoke certain clean-up reopener provisions in the 1992 Consent Decree in the future. Under the terms of the settlement, AVX was obligated to pay ¥39,643 million ($366.25 million), plus interest computed from August 1, 2012, in three installments over a two-year period for use by the EPA and the Commonwealth to complete the clean-up of the harbor. The settlement also required the EPA to withdraw the Unilateral Administrative Order (the UAO) that was issued on April 18, 2012 regarding additional clean-up activities. The United States District Court approved the settlement and entered the Supplemental Consent Decree on September 19, 2013.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

On October 18, 2013, AVX paid the initial settlement installment of ¥13,335 million ($133.35 million), plus accrued interest of ¥395 million ($3.95 million).  On March 26, 2014, AVX prepaid the second settlement installment of ¥11,414 million ($110.82 million), plus accrued interest of ¥85 million ($0.82 million) on the remaining settlement amount through that date. On May 26, 2015, AVX prepaid the third and final settlement installment of ¥14,894 million ($122.08 million), plus accrued interest of ¥135 million ($1.11 million) on the final settlement amount through that date.

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

The Companies Act requires a domestic company to appropriate as legal reserve or additional paid-in capital, an amount equal to 10% of the amount paid out for dividends until the sum of the legal reserve and additional paid-in capital equals 25% of its stated capital. The legal reserve and additional paid-in capital, which could be decreased due to shareholder actions, may be transferred to stated capital or used to reduce a deficit principally. The appropriated legal reserve at March 31, 2015 included in retained earnings was ¥18,803 million.

The Companies Act does not permit any payment of dividends in connection with repurchased treasury stock. Kyocera repurchased treasury stock mainly for the expeditious execution of capital strategies in the future, which are restricted as to the payment of cash dividends. The amount of statutory retained earnings of Kyocera Corporation available for the payment of dividends to shareholders at March 31, 2015 was ¥825,933 million.

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

The accompanying consolidated financial statements for the year ended March 31, 2015 do not include any provision for the year-end dividend of ¥60 per share aggregating ¥22,012 million payable on June 25, 2015 which was approved by the shareholders at the shareholder’s meeting held on June 24, 2015.

Kyocera’s equity in retained earnings or deficits of affiliates and an unconsolidated subsidiary accounted for by the equity method of accounting aggregating ¥(1,197) million at March 31, 2015 was included in retained earnings.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Changes in accumulated other comprehensive income are as follows:

	Net Unrealized Gains on Securities	Net Unrealized Losses on Derivative Financial Instruments	Pension Adjustments	Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Income
	(Yen in millions)
Balance at March 31, 2012	¥40,735	¥(70)	¥(12,290)	¥(110,014)	¥(81,639)
Net change for the year	94,513	2	(11,111)	48,648	132,052
Other	––	0	(14)	(261)	(275)
Balance at March 31, 2013	135,248	(68)	(23,415)	(61,627)	50,138
Other comprehensive income (loss), net
Other comprehensive income (loss) before reclassifications	160,366	(488)	3,402	40,214	203,494
Amounts reclassified from accumulated other comprehensive income	(1,831)	296	(1,079)	––	(2,614)
Other comprehensive income (loss), net	158,535	(192)	2,323	40,214	200,880
Equity transactions with noncontrolling interests	––	0	(9)	(46)	(55)
Balance at March 31, 2014	293,783	(260)	(21,101)	(21,459)	250,963
Other comprehensive income (loss), net
Other comprehensive income (loss) before reclassifications	174,548	(353)	(5,978)	52,179	220,396
Amounts reclassified from accumulated other comprehensive income	(490)	241	(1,305)	(28)	(1,582)
Other comprehensive income (loss), net	174,058	(112)	(7,283)	52,151	218,814
Equity transactions with noncontrolling interests	––	0	(68)	(36)	(104)
Balance at March 31, 2015	¥467,841	¥(372)	¥(28,452)	¥30,656	¥469,673

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Tax effects allocated to each component of other comprehensive income (loss) and adjustments, excluding amounts attributable to noncontrolling interests, are as follows:

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Yen in millions)
For the year ended March 31, 2013:
Net unrealized gains on securities:
Amount arising during the year	¥151,607	¥(55,708)	¥95,899
Reclassification adjustments for gains and losses realized in net income	(3,800)	2,414	(1,386)
Net change for the year	147,807	(53,294)	94,513
Net unrealized gains on derivative financial instruments:
Amount arising during the year	(170)	24	(146)
Reclassification adjustments for gains and losses realized in net income	182	(34)	148
Net change for the year	12	(10)	2
Pension adjustments:
Amount arising during the year	(13,508)	3,689	(9,819)
Reclassification adjustments for gains and losses realized in net income	(1,940)	648	(1,292)
Net change for the year	(15,448)	4,337	(11,111)
Foreign currency translation adjustments	48,648	––	48,648
Other comprehensive income (loss)	¥181,019	¥(48,967)	¥132,052

For the year ended March 31, 2014:
Net unrealized gains on securities:
Amount arising during the year	¥250,322	¥(89,956)	¥160,366
Reclassification adjustments for gains and losses realized in net income	(2,861)	1,030	(1,831)
Net change for the year	247,461	(88,926)	158,535
Net unrealized losses on derivative financial instruments:
Amount arising during the year	(692)	204	(488)
Reclassification adjustments for gains and losses realized in net income	370	(74)	296
Net change for the year	(322)	130	(192)
Pension adjustments:
Amount arising during the year	5,341	(1,939)	3,402
Reclassification adjustments for gains and losses realized in net income	(1,746)	667	(1,079)
Net change for the year	3,595	(1,272)	2,323
Foreign currency translation adjustments	40,214	––	40,214
Other comprehensive income (loss)	¥290,948	¥(90,068)	¥200,880

For the year ended March 31, 2015:
Net unrealized gains on securities:
Amount arising during the year	¥272,884	¥(98,336)	¥174,548
Reclassification adjustments for gains and losses realized in net income	(510)	20	(490)
Net change for the year	272,374	(98,316)	174,058
Net unrealized losses on derivative financial instruments:
Amount arising during the year	(469)	116	(353)
Reclassification adjustments for gains and losses realized in net income	304	(63)	241
Net change for the year	(165)	53	(112)
Pension adjustments:
Amount arising during the year	(6,885)	907	(5,978)
Reclassification adjustments for gains and losses realized in net income	(2,190)	885	(1,305)
Net change for the year	(9,075)	1,792	(7,283)
Foreign currency translation adjustments:
Amount arising during the year	52,179	––	52,179
Reclassification adjustments for gains and losses realized in net income	(28)	––	(28)
Net change for the year	52,151	––	52,151
Other comprehensive income (loss)	¥315,285	¥(96,471)	¥218,814

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The amounts reclassified out of accumulated other comprehensive income and the affected line items in the consolidated statements of income for the year ended March 31, 2014 are as follows:

Amounts in parentheses indicate gains in the consolidated statements of income.

Details about accumulated other comprehensive income components	Affected line items	For the year ended March 31, 2014
		(Yen in millions)
Net unrealized gains (losses) on securities:
Sales of securities	Other, net	¥(2,862)
	Income before income taxes	(2,862)
	Income taxes	1,030
	Net income	(1,832)
	Net income attributable to noncontrolling interests	1
	Net income attributable to shareholders of Kyocera Corporation	(1,831)
Net unrealized gains (losses) on derivative financial Instruments:
Foreign currency forward contracts and interest rate swaps	Net sales	(50)
	Cost of sales	491
	Foreign currency transaction gains, net	8
	Other, net	44
	Income before income taxes	493
	Income taxes	(95)
	Net income	398
	Net income attributable to noncontrolling interests	(102)
	Net income attributable to shareholders of Kyocera Corporation	296
Pension adjustments:
Amortization of prior service cost and recognized actuarial loss	*	(1,652)
	Income before income taxes	(1,652)
	Income taxes	629
	Net income	(1,023)
	Net income attributable to noncontrolling interests	(56)
	Net income attributable to shareholders of Kyocera Corporation	(1,079)
Total reclassifications for the period		¥(2,614)

__________

*   As for the affected line items in the consolidated statements of income by reclassification of pension adjustments, please refer to the Note 11 to the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The amounts reclassified out of accumulated other comprehensive income and the affected line items in the consolidated statements of income for the year ended March 31, 2015 are as follows:

Amounts in parentheses indicate gains in the consolidated statements of income.

Details about accumulated other comprehensive income components	Affected line items	For the year ended March 31, 2015
		(Yen in millions)
Net unrealized gains (losses) on securities:
Sales of securities, and others	Other, net	¥(510)
	Income before income taxes	(510)
	Income taxes	20
	Net income	(490)
	Net income attributable to noncontrolling interests	—
	Net income attributable to shareholders of Kyocera Corporation	(490)
Net unrealized gains (losses) on derivative financial Instruments:
Foreign currency forward contracts and interest rate swaps	Net sales	(1,111)
	Cost of sales	1,433
	Foreign currency transaction gains, net	(24)
	Other, net	88
	Income before income taxes	386
	Income taxes	(76)
	Net income	310
	Net income attributable to noncontrolling interests	(69)
	Net income attributable to shareholders of Kyocera Corporation	241
Pension adjustments:
Amortization of prior service cost and recognized actuarial loss	*	(2,121)
	Income before income taxes	(2,121)
	Income taxes	886
	Net income	(1,235)
	Net income attributable to noncontrolling interests	(70)
	Net income attributable to shareholders of Kyocera Corporation	(1,305)
Foreign currency translation adjustments:
Sale of an investment in an affiliate, and others	Other, net	(28)
	Income before income taxes	(28)
	Income taxes	—
	Net income	(28)
	Net income attributable to noncontrolling interests	—
	Net income attributable to shareholders of Kyocera Corporation	(28)
Total reclassifications for the period		¥(1,582)

__________

*   As for the affected line items in the consolidated statements of income by reclassification of pension adjustments, please refer to the Note 11 to the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

15. INCOME TAXES

Income before income taxes and income taxes for the years ended March 31, 2013, 2014 and 2015 are comprised of the following components:

	Years ended March 31,
	2013	2014	2015
	(Yen in millions)
Income before income taxes:
Domestic	¥81,713	¥93,353	¥62,214
Foreign	19,650	52,915	59,648
Total income before income taxes	¥101,363	¥146,268	¥121,862
Income taxes:
Current income taxes:
Domestic	¥27,906	¥32,761	¥29,924
Foreign	11,749	8,139	16,380
Total current income taxes	39,655	40,900	46,304
Deferred income taxes:
Domestic	1,045	3,368	(42,237)
Foreign	(6,688)	6,986	(7,508)
Total deferred income taxes	(5,643)	10,354	(49,745)
Total income taxes	¥34,012	¥51,254	¥(3,441)

In Japan, a company is subject to a number of taxes, based on income, which in the aggregate indicate normal statutory income tax rates of approximately 38.0%, 38.0% and 36.0% for the years ended 2013, 2014 and 2015, respectively.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Reconciliations between the Japanese statutory income tax rate and Kyocera’s effective income tax rate for the years ended March 31, 2013, 2014 and 2015 are as follows:

	Years ended March 31,
	2013	2014	2015
Japanese statutory income tax rate	38.0%	38.0%	36.0%
Difference in statutory tax rates of foreign subsidiaries	(4.8)	(4.3)	(4.3)
Change in valuation allowance	2.8	3.6	(5.0)
Tax credit for research and development expenses	(3.1)	(3.0)	(4.2)
Uncertainty in income taxes	(0.2)	0.4	(0.4)
Tax rate change*	—	1.2	(26.0)
Other	0.9	(0.9)	1.1
Effective income tax rate	33.6%	35.0%	(2.8)%

__________

*      Tax rate change for the year ended March 31, 2014:

In accordance with the law “Partial Amendment of the Income Tax Act, etc.” (Law No.10 of 2014) enacted in Japan on March 31, 2014, the special reconstruction corporation tax was repealed a year ahead of the original schedule and will not be imposed from the annual reporting periods commencing on and after April 1, 2014. As a result of such amendments, the effective Japanese statutory corporate tax rate of 38% previously applied for calculation of the amount of deferred tax assets and deferred tax liabilities has been reduced to 36% with respect to temporary differences to be realized during the annual reporting periods commencing on and after April 1, 2014.

*      Tax rate change for the year ended March 31, 2015:

In accordance with the law “Partial Amendment of the Income Tax Act, etc.” (Law No.9 of 2015) enacted in Japan on March 31, 2015, a revised corporation tax rate will be imposed from the annual reporting periods commencing on and after April 1, 2015. As a result of such amendments, the effective Japanese statutory corporate tax rate of 36% previously applied for calculation of the amount of deferred tax assets and deferred tax liabilities has been reduced to 33% with respect to temporary differences to be realized during the annual reporting periods commencing on April 1, 2015, and 32% with respect to temporary differences to be realized during the annual reporting periods commencing on and after April 1, 2016. Due mainly to the fact that Kyocera recognized reversal income taxes in the amount of ¥31,703 million after revaluating deferred tax assets and liabilities in line with the revision of the corporate tax rate, the effective tax rate decreased.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The components of the deferred tax assets and deferred tax liabilities at March 31, 2014 and 2015 are as follows:

	March 31,
	2014	2015
	(Yen in millions)
Deferred tax assets:
Enterprise tax	¥1,818	¥1,551
Inventories	19,433	14,149
Provision for doubtful accounts and loss on bad debts	1,543	1,733
Accrued expenses	14,062	16,619
Employee benefits	27,443	25,716
Depreciation and amortization	38,260	38,221
Securities	1,140	932
Net operating losses and tax credit carry forwards	33,205	32,151
Other	4,919	5,073
Total gross deferred tax assets	141,823	136,145
Valuation allowance	(39,496)	(33,005)
Net deferred tax assets	¥102,327	¥103,140
Deferred tax liabilities:
Depreciation and amortization	¥18,656	¥9,277
Securities	241,341	301,980
Prepaid benefit cost	2,063	3,723
Other	6,728	7,034
Total deferred tax liabilities	¥268,788	¥322,014
Net deferred tax liabilities	¥(166,461)	¥(218,874)

Net deferred tax assets and liabilities at March 31, 2014 and 2015 are reflected in the consolidated balance sheets under the following captions.

	March 31,
	2014	2015
	(Yen in millions)

Deferred income taxes - current assets	¥41,499	¥42,314
Other assets	30,871	36,710
Other current liabilities	(2,877)	(5,444)
Deferred income taxes - non-current liabilities	(235,954)	(292,454)
Net deferred tax liabilities	¥(166,461)	¥(218,874)

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

At March 31, 2015, Kyocera had net operating losses carried forward of approximately ¥132,228 million, which are available to offset future taxable income. Regarding these net operating losses carried forward, the amount of ¥37,536 million recorded at domestic subsidiaries will expire within next nine years, and the amount of approximately ¥52,628 million recorded at U.S. subsidiaries will expire within next 20 years. Certain other foreign subsidiaries have net operating losses carried forward totaling approximately ¥42,064 million of which most have no expiration date.

At March 31, 2015, Kyocera had tax credits carried forward of ¥2,306 million, which are available to offset future income taxes. Regarding these tax credits carried forward, the amount of ¥84 million and ¥2,040 million recorded at foreign subsidiaries will expire within 15 years and will be available without expiration, respectively.

Kyocera intends to reinvest certain undistributed earnings of foreign subsidiaries for an indefinite period of time. Therefore, no deferred tax liabilities have been provided on undistributed earnings of these subsidiaries, which are not expected to be remitted in the foreseeable future. Kyocera estimates this unrecognized deferred tax liabilities are ¥9,946 million at March 31, 2015. The undistributed earnings of these subsidiaries are ¥302,266 million at March 31, 2015.

Total gross deferred tax assets at March 31, 2014 and 2015 were reduced by valuation allowances of ¥39,496 million and ¥33,005 million, respectively.

A reconciliation of the beginning and end amount of gross valuation allowance for deferred tax asset is as follows:

	March 31,
	2013	2014	2015
	(Yen in millions)
Balance at beginning of year	¥25,192	¥34,414	¥39,496
Increase	9,824	3,519	3,452
Decrease	(4,356)	(1,044)	(9,954)
Other*	3,754	2,607	11
Balance at end of year	¥34,414	¥39,496	¥33,005

__________

*      Other consists mainly of foreign currency translation adjustments and business combinations.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

A reconciliation of the beginning and end amount of gross unrecognized tax benefits is as follows:

	March 31,
	2013	2014	2015
	(Yen in millions)
Balance at beginning of year	¥3,050	¥4,064	¥4,804
Increase - tax position in prior years	1,430	1,457	353
Increase - tax position in current year	51	187	806
Decrease - tax position in prior years	(33)	(324)	(784)
Settlements with taxing authorities	(428)	(16)	(1,804)
Lapse of statute of limitations	(6)	(564)	(117)
Balance at end of year	¥4,064	¥4,804	¥3,258

Gross unrecognized tax benefits on the consolidated balance sheets that if recognized would affect the effective tax rate were ¥4,804 million and ¥3,258 million, at March 31, 2014 and 2015, respectively. Kyocera expects that a significant change in unrecognized tax benefits might occur within the next 12 months. However, Kyocera anticipates such change will not have significant impact on Kyocera’s consolidated results of operations and financial position.

Kyocera recorded interest and penalties related to unrecognized tax benefits as current income tax expenses in the consolidated statement of income in the amount of ¥(25) million, ¥24 million and ¥(184) million for the year ended March 31, 2013, 2014 and 2015, respectively, and as other non-current liabilities in the consolidated balance sheet in the amounts of ¥303 million and ¥119 million at March 31, 2014 and 2015, respectively. The above table excludes this accrual for estimated interest and penalties.

At March 31, 2015 Kyocera is subject to income tax examinations by tax authorities for the tax year 2015 onwards in Japan, and for the tax year 2011 onwards in the United States for its major jurisdictions.

16. SUPPLEMENTAL EXPENSE INFORMATION

Supplemental expense information is as follows:

	Years ended March 31,
	2013	2014	2015
	(Yen in millions)
Research and development expenses	¥47,519	¥48,830	¥55,285
Advertising expenses	7,221	7,040	6,988
Shipping and handling cost included in selling, general and administrative expenses	19,636	24,643	24,050

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

Main products or businesses of each reporting segment are as follows:

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

(1) Fine Ceramic Parts Group

Components for Semiconductor Processing Equipment and Flat Panel Display Manufacturing Equipment

Information and Telecommunication Components

General Industrial Machinery Components

Sapphire Substrates, Automotive Components

(2) Semiconductor Parts Group

Ceramic Packages

Organic Multilayer Substrates

Multilayer Printed Wiring Boards

(3) Applied Ceramic Products Group

Solar Power Generating Systems, Power Storage Systems

Cutting Tools, Micro Drills

Medical and Dental Implants

Jewelry and Applied Ceramic Related Products

(4) Electronic Device Group

Capacitors, SAW Devices

Crystal Components, Connectors

Liquid Crystal Displays

Printing Devices

(5) Telecommunications Equipment Group

Mobile Phones

PHS Handsets, PHS Base Stations

M2M Modules

(6) Information Equipment Group

Monochrome and Color Printers and Multifunctional Products

Wide Format Systems

Document Solutions

Application Software

Supplies

(7) Others

Information Systems and Telecommunication Services, Engineering Business

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

Information by reporting segment at and for the years ended March 31, 2013, 2014 and 2015 is summarized on the following page:

Reporting segments

	Years ended March 31,
	2013	2014	2015
	(Yen in millions)
Net sales:
Fine Ceramic Parts Group	¥ 74,852	¥ 80,020	¥ 90,694
Semiconductor Parts Group	167,241	187,891	217,879
Applied Ceramic Products Group	211,439	272,795	277,629
Electronic Device Group	271,570	284,322	284,145
Telecommunications Equipment Group	177,314	186,749	204,290
Information Equipment Group	250,534	307,848	332,596
Others	159,902	173,137	172,925
Adjustments and eliminations	(32,798)	(45,393)	(53,622)
Net sales	¥1,280,054	¥1,447,369	¥1,526,536

	Years ended March 31,
	2013	2014	2015
	(Yen in millions)
Income before income taxes:
Fine Ceramic Parts Group	¥ 7,614	¥ 11,836	¥ 16,134
Semiconductor Parts Group	30,379	31,889	33,971
Applied Ceramic Products Group	17,924	33,501	3,159
Electronic Device Group	(4,014)	21,160	34,372
Telecommunications Equipment Group	1,340	1,437	(20,212)
Information Equipment Group	21,750	28,193	34,569
Others	10,542	6,276	6,848
Total operating profit	85,535	134,292	108,841
Corporate gains and Equity in earnings (losses) of affiliates and an unconsolidated subsidiary	17,248	11,889	13,744
Adjustments and eliminations	(1,420)	87	(723)
Income before income taxes	¥101,363	¥146,268	¥121,862

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	Years ended March 31,
	2013	2014	2015
	(Yen in millions)
Depreciation and amortization:
Fine Ceramic Parts Group	¥ 6,403	¥ 5,014	¥ 4,956
Semiconductor Parts Group	12,850	15,765	15,723
Applied Ceramic Products Group	15,152	13,558	12,527
Electronic Device Group	15,155	17,585	16,010
Telecommunications Equipment Group	7,514	5,091	4,339
Information Equipment Group	9,723	10,963	11,488
Others	4,734	5,965	5,820
Corporate	2,066	2,210	2,131
Total	¥73,597	¥76,151	¥72,994

	Years ended March 31,
	2013	2014	2015
	(Yen in millions)
Write-down of inventories:
Fine Ceramic Parts Group	¥ 252	¥ 330	¥ 138
Semiconductor Parts Group	228	824	2,065
Applied Ceramic Products Group	1,498	1,223	9,542
Electronic Device Group	956	1,170	1,816
Telecommunications Equipment Group	7,127	2,335	2,775
Information Equipment Group	1,106	1,016	803
Others	340	358	222
Total	¥11,507	¥7,256	¥17,361

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	Years ended March 31,
	2013	2014	2015
	(Yen in millions)
Capital expenditures:
Fine Ceramic Parts Group	¥ 3,348	¥ 3,195	¥ 6,077
Semiconductor Parts Group	14,727	16,566	11,465
Applied Ceramic Products Group	7,963	8,546	6,665
Electronic Device Group	14,071	12,048	14,471
Telecommunications Equipment Group	3,069	2,997	2,525
Information Equipment Group	6,536	5,550	9,196
Others	2,837	3,437	2,695
Corporate	4,137	4,272	3,576
Total	¥56,688	¥56,611	¥56,670

	March 31,
	2013	2014	2015
	(Yen in millions)
Assets by reporting segment:
Fine Ceramic Parts Group	¥ 62,453	¥ 69,165	¥ 78,580
Semiconductor Parts Group	118,524	169,330	194,547
Applied Ceramic Products Group	327,465	317,750	306,984
Electronic Device Group	448,141	451,856	509,836
Telecommunications Equipment Group	119,894	105,597	102,762
Information Equipment Group	263,837	290,378	304,044
Others	158,617	171,652	176,556
	1,498,931	1,575,728	1,673,309
Corporate and investments in and advances to affiliates and an unconsolidated subsidiary	892,098	1,182,912	1,492,915
Adjustments and eliminations	(108,176)	(121,936)	(145,040)
Total assets	¥2,282,853	¥2,636,704	¥3,021,184

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Information for revenue from external customers by destination and long-lived assets based on physical location as of and for the years ended March 31, 2013, 2014 and 2015 are summarized as follows:

Geographic segments

	Years ended March 31,
	2013	2014	2015
	(Yen in millions)
Net sales:
Japan	¥ 574,202	¥ 643,423	¥ 643,577
Asia	235,520	274,512	301,278
Europe	198,868	247,700	265,323
United States of America	215,032	217,230	248,145
Others	56,432	64,504	68,213
Net sales	¥1,280,054	¥1,447,369	¥1,526,536

	March 31,
	2013	2014	2015
	(Yen in millions)
Long-lived assets:
Japan	¥182,987	¥180,342	¥173,683
Asia	45,585	49,140	49,936
Europe	19,623	21,395	16,153
United States of America	14,293	13,377	14,743
Others	6,336	6,303	6,976
Total	¥268,824	¥270,557	¥261,491

There are no individually material countries with respect to revenue from external customers and long-lived assets in Asia, Europe and Others.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

18. PER SHARE INFORMATION

A reconciliation of the numerators and the denominators of basic and diluted earnings per share computations are as follows:

	Years ended March 31,
	2013	2014	2015
	(Yen in millions except per share amounts)
Net income attributable to shareholders of Kyocera Corporation	¥66,473	¥88,756	¥115,875
Basic earnings per share:
Net income attributable to shareholders of Kyocera Corporation	181.18	241.93	315.85
Diluted earnings per share:
Net income attributable to shareholders of Kyocera Corporation	181.18	241.93	315.85

	Years ended March 31,
	2013	2014	2015
	(shares in thousands)
Basic weighted average number of shares outstanding	366,884	366,872	366,864
Diluted weighted average number of shares outstanding	366,884	366,872	366,864

The cash dividends declared per share is as follows:

	Years ended March 31,
	2013	2014	2015
	(per share of common stock)
Cash dividends declared per share	60.00	80.00	100.00

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

19. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental information related to the Consolidated Statements of Cash Flows is as follows:

	Years ended March 31,
	2013	2014	2015
	(Yen in millions)
Cash paid during the year:
Interest	¥1,433	¥2,009	¥1,422
Income taxes	26,112	36,617	44,172
Non-cash investing and financing activities:
Obtaining assets by entering into capital lease	¥1,547	¥489	¥419
Acquisitions of businesses:
Fair value of assets acquired	¥27,329	¥31,498	¥4,230
Fair value of liabilities assumed	(4,793)	(11,803)	(2,258)
Cash acquired	(4,003)	(3,720)	(129)
Total	¥18,533	¥15,975	¥1,843

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Kyocera certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kyocera Corporation
(Registrant)

By	/s/ SHOICHI AOKI
Shoichi Aoki
Director, Managing Executive Officer and General Manager of Corporate Financial and Accounting Group

June 30, 2015

INDEX OF EXHIBITS

Exhibit Number	Description

1.1	Articles of Incorporation (incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on June 28, 2013 (File No. 001 - 07952))

1.2	Share Handling Regulations of the Registrant (incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on June 30, 2014 (File No. 001 - 07952))

1.3	Regulations of the Board of Directors of the Registrant (incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on June 29, 2011 (File No. 001 - 07952))

1.4	Regulations of the Audit & Supervisory Board of the Registrant (English translation)

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