Form 20-F
period 2016-03-31
KYOCERA CORP
filed 2016-06-27
CIK 57083

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2016

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

As of March 31, 2016, 366,857,077 shares of common stock were outstanding, comprised of 363,649,181 Shares and 3,207,896 American Depositary Shares (equivalent to 3,207,896 Shares).

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

Also, as used in this annual report on Form 20-F:

•	“U.S. dollar” or “$” means the lawful currency of the United States of America, “yen” or “¥” means the lawful currency of Japan and “Euro” means the lawful currency of the European Union.

•	“U.S. GAAP” means accounting principles generally accepted in the United States of America, and “Japanese GAAP” means accounting principles generally accepted in Japan.

•	“ADS” means an America Depositary Share, each representing one share of Kyocera’s common stock, and “ADR” means an American Depositary Receipt evidencing ADSs.

•	“fiscal 2016” refers to Kyocera’s fiscal year ended March 31, 2016, and other fiscal years are referred to in a corresponding manner.

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.    Offer Statistics and Expected Timetable

Not applicable.

Item 3.    Key Information

A. Selected Financial Data

The selected consolidated financial data set forth below for each of the five fiscal years ended March 31 have been derived from Kyocera’s consolidated financial statements that are prepared in accordance with U.S. GAAP.

You should read the U.S. GAAP selected consolidated financial data set forth below together with Item 5. “Operating and Financial Review and Prospects” and Kyocera’s consolidated financial statements included in this annual report on Form 20-F.

	2012	2013	2014	2015	2016
	(Yen in millions and shares in thousands, except per share amounts)
For the years ended March 31:
Net sales	¥1,190,870	¥1,280,054	¥1,447,369	¥1,526,536	¥1,479,627
Profit from operations	97,675	76,926	120,582	93,428	92,656
Net income attributable to shareholders of Kyocera Corporation	79,357	66,473	88,756	115,875	109,047

Earnings per share:
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥216.29	¥181.18	¥241.93	¥315.85	¥297.24
Diluted	216.29	181.18	241.93	315.85	297.24
Weighted average number of shares outstanding:
Basic	366,902	366,884	366,872	366,864	366,859
Diluted	366,902	366,884	366,872	366,864	366,859

Cash dividends declared per share:
Per share of common stock	¥60	¥60	¥80	¥100	¥100
Per share of common stock*	$0.75	$0.66	$0.78	$0.81	$0.88

At March 31:
Total assets	¥1,994,103	¥2,282,853	¥2,636,704	¥3,021,184	¥3,095,049
Long-term debt	21,197	20,855	19,466	17,881	18,115
Common stock	115,703	115,703	115,703	115,703	115,703
Kyocera Corporation shareholders’ equity	1,469,505	1,646,157	1,910,083	2,215,319	2,284,264
Total equity	1,534,241	1,714,942	1,987,226	2,303,623	2,373,762
Depreciation	¥62,374	¥63,119	¥65,760	¥62,413	¥65,853
Capital expenditures	¥66,408	¥56,688	¥56,611	¥56,670	¥68,933

*	Translated into the U.S. dollars based on the exchange rates at each payment date in Japan.

“Earnings per share” and “Cash dividends declared per share” are calculated under the assumption that the stock split undertaken by Kyocera Corporation on October 1, 2013 had been undertaken at the beginning of the year ended March 31, 2012. For details of the stock split, please refer to “Capital Stock” in Item 10.B. “Memorandum and Articles of Association” of this annual report on Form 20-F on page 79.

The following table shows the exchange rates for Japanese yen per $1.00 based upon the noon buying rate in New York City for cash transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

For the years ended March 31,	High	Low	Average	Period-end
2012	85.26	75.72	79.00	82.41
2013	96.16	77.41	82.96	94.16
2014	105.25	92.96	100.15	102.98
2015	121.50	101.26	109.75	119.96
2016	125.58	111.30	120.04	112.42

For most recent six months
December 2015	123.52	120.27	121.64	120.27
January 2016	121.05	116.38	118.23	121.05
February 2016	121.06	111.36	114.62	112.90
March 2016	113.94	111.30	112.93	112.42
April 2016	112.06	106.90	109.55	106.90
May 2016	110.75	106.34	108.85	110.75

The noon buying rate for Japanese yen on June 17, 2016 was $1.00 = 104.20

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully read the risks described below before making an investment decision.

Risks Related to Kyocera’s Business

(1) Changes in the Japanese and global economy may significantly reduce demand for Kyocera’s products

Kyocera conducts business not only in Japan but also around the world and provides products and services for a variety of markets such as the digital consumer equipment, industrial machinery, automotive and environmental and energy-related markets. In the year ending March 31, 2017 (“fiscal 2017”), the Japanese economy is expected to continue growing at a low rate. Overseas, the U.S. economy is forecast to continue expanding, while persistent low growth is forecast in the European economy and the growth rate in the Chinese economy is projected to decline. In the event that the economies of respective countries around the world deteriorate beyond expectations, a reduction in private capital investment and a decline in personal consumption may affect production activities in Kyocera’s key markets. This may in turn lead to a decline in Kyocera’s business environment, consolidated results of operations, financial condition and cash flows.

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

(3) Since a significant percentage of Kyocera’s revenues have been derived from foreign sales in recent years, various export risks may disproportionately affect its revenues

Kyocera’s sales to customers located outside Japan accounted for approximately 60% of its total revenues in fiscal 2016. Kyocera believes that overseas sales will continue to account for a significant percentage of its revenues. Therefore, the following export risks may disproportionately affect Kyocera’s revenues:

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

Nevertheless, fluctuations in foreign currency exchange rates could have an adverse effect on its business. Fluctuations in foreign currency exchange rates may affect Kyocera’s consolidated results of operations, financial condition, cash flows, the value of its foreign assets and production costs, which in turn may adversely affect reported earnings and the comparability of period-to-period results of operations. Changes in currency exchange rates may affect the relative prices at which Kyocera and foreign competitors sell products in the same market. In addition, changes in the value of the relevant currencies may affect the cost of imported items required in its operations.

(5) Kyocera sells a diverse variety of products, and in each of its businesses Kyocera is subject to intense competitive pressures, including in terms of price, technological change, product development, quality and speed of delivery, and these pressures are likely to increase in the near term

Kyocera sells a wide variety of products and, therefore, faces a broad range of competitors from large international companies to relatively small, rapidly growing and highly specialized companies. Kyocera’s competitive landscape is subject to continuous change, and new and significant competitors may emerge, including competitors based in emerging markets such as China that may have competitive advantages in terms of cost structure or other factors. Kyocera has a variety of businesses in different industries while many of its competitors specialize in one or more of these business areas. As a result, Kyocera may not fund or invest in certain of its businesses to the same degree as its competitors, or these competitors may have greater financial, technical, and marketing resources available to them than the portion of its business against which they compete. While some of the factors that drive competition vary by product area, price and speed of delivery are primary factors that impact in all areas of Kyocera’s business. Price pressure has been intense, and thus Kyocera predicts that its selling prices will continue to be lower than in fiscal 2016 depending partly on the demand and competition situation. In production businesses in which Kyocera develops, produces and distributes specialized parts for its customers’ products, its competitive position depends significantly on being involved early in the process of creating a new product that fits its customers’ needs for each business. To maintain these competitive advantages, it is critical to maintain close ties with customers so that Kyocera can ensure that it is able to meet required specifications and be the first supplier to create and deliver the product. Kyocera’s gross margins may be reduced if the business environment changes in a way that Kyocera cannot maintain these important relationships with customers or its market share or if it is forced in the future to further reduce prices in response to the actions of its competitors.

(6) Fluctuations in the price and ability of suppliers to provide the required quantity of raw materials for use in Kyocera’s production activities

Raw materials used in the production activities of Kyocera’s respective businesses are constantly subject to price fluctuations, and as such, rising raw material prices may lead to an increase in production costs. Kyocera cannot guarantee that it will be able to maintain an appropriate differential between customer prices and Kyocera’s raw material and production costs at all times, which could lead to reduced profitability. Under U.S. GAAP, Kyocera has recorded a write down in the carrying value of its raw material inventory to at the lower of cost and net realizable value and may be required to undertake further write downs in the future. Such write downs are required when the cost of inventory exceeds its estimated net realizable value, which represents estimated selling prices in the ordinary course of business less reasonably predictable costs of production, disposal and transport.

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

Kyocera has entered into long-term purchase agreements with a few specific suppliers for purchasing polysilicon material used in its solar energy business. For detailed information regarding these purchase agreements, please refer to “Long-term purchase agreements for the supply of raw materials” in Item 5.F.“Tabular Disclosure of Contractual Obligations.”

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

(8) Shortages and rising costs of electricity may adversely affect Kyocera’s production and sales activities

As many nuclear power plant operations in Japan currently has ceased and remains at rest due to the damage and equipment failure of the nuclear power plant caused by the Great East Japan Earthquake in March 2011, Japan may have shortages and rising costs of electricity. Kyocera secures electric power supplies for emergency through equipment and centers, however Kyocera’s production activity may become diminished if massive blackouts occur in the areas in which Kyocera has facilities and electricity shortages continue. Shortages of electricity in the areas in which Kyocera’s suppliers and customers have main operations may also interrupt Kyocera’s production and sales activities. In addition, significant rising costs of electricity may adversely affect Kyocera’s results of operations, financial condition and cash flows.

(9) Future initiatives and in-process research and development may not produce the desired results

Kyocera intends to expand its product lines and development capacity to satisfy customer demand in its target markets. Unexpected technical delays in completing these initiatives or changes to Kyocera’s customers’ policies could lengthen development schedules and result in lower revenues based on the products or technologies developed from these initiatives. There can be no assurance that the products derived from Kyocera’s in-process research and development activities will achieve desired results and market acceptance.

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

(19) Kyocera may have to incur impairment losses on its investments in debt and equity securities

Kyocera holds investments in equity securities of companies not affiliated with us, which we generally hold on a long-term position for business relationship purposes. A substantial portion of these investments consists of shares of common stock of public companies in Japan, such as financial institutions and other companies including KDDI Corporation, a Japanese telecommunication service provider. Kyocera Corporation’s equity interest in KDDI Corporation was 12.45% as of March 31, 2016. If there are certain declines in the fair value, i.e., the market price, of the shares of these companies, and it determines that such declines are other-than-temporary, Kyocera will need to record an impairment loss. In a perspective of enhancing the corporate value of Kyocera on a mid- to long-term basis, Kyocera intends to keep its ownership of some of the equity securities as strategic investments including KDDI shares in light of attaining growth of business through strengthening, maintaining and developing trade relationship and securing profits from shareholding and consideration for the social significance of Kyocera. For other equity securities including strategic investments in its portfolio, although, with periodical check for the economic rationality, Kyocera may dispose of some securities which lack merit for Kyocera, market conditions may not permit us to do so at the time, speed or price we may wish.

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

(28) We believe that we were a passive foreign investment company (PFIC) for United States federal income tax purposes for the 2016 taxable year and that we may be treated as a PFIC in the current or future taxable years.

Because of the passive nature of our assets and income, we believe that we were a PFIC for United States federal income tax purposes for the 2016 taxable year and that we may be treated as a PFIC in the current or future taxable years. Assuming that we are a PFIC, U.S. holders of our shares and ADSs may be subject to special adverse United States federal income tax consequences. See Item 10 “Additional Information—Taxation—United States Taxation” of this annual report on Form 20-F. We do not intend to provide investors with any information to assist them in determining whether we are a PFIC. In addition, the information we are required to disclose by applicable securities laws may not be sufficient to determine whether we are a PFIC. We also do not intend to provide United States holders of our shares and ADRs with the information that is required to make an election to have us treated as a “qualified electing fund” for United States federal income tax purposes. For a more comprehensive discussion of the United States federal income tax consequences of owning shares and ADSs and the application of the PFIC rules to you, see Item 10 “Additional Information—Taxation—United States Taxation.”

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

In the 1990s, we strengthened our position as a globally integrated electronic components manufacturer through our acquisition of AVX Corporation, a maker of capacitors and other passive electronic components. In the middle of the 1990s, Kyocera developed two main business categories, the “Components Business,” in which Kyocera provides parts and devices such as fine ceramic parts, semiconductor parts, applied ceramic products and electronic components and devices to mainly electronic equipment manufacturers in information and communications fields, and the “Equipment Business,” in which Kyocera manufactures and sells telecommunications equipment such as mobile phones and PHS-related products to telecommunication carriers and information equipment such as printers and multifunctional products to distributors or directly to customers.

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

For further enhancement of the Information Equipment Group, Kyocera Document Solutions Inc. made TA Triumph-Adler AG (currently TA Triumph-Adler GmbH, TA), a leading specialist in the information technology business and a distributor of printers and multifunctional products in Germany, a subsidiary through a voluntary public takeover offer in January 2009. In October 2010, Kyocera Document Solutions Inc. acquired all of the remaining shares of TA. As a result, TA became a wholly-owned subsidiary of Kyocera Document Solutions Inc. In July 2011, we established a subsidiary, Kyocera Document Technology Vietnam Company Limited, to produce information equipment for expanding our production capacity and reducing manufacturing cost.

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

In October 2013, Kyocera acquired NEC Toppan Circuit Solutions, Inc., a printed wiring board manufacturing company, and changed its name to Kyocera Circuit Solutions, Inc. in order to strengthen and expand its organic substrate business. In October 2014, Kyocera integrated Kyocera SLC Technologies Corporation and Kyocera Circuit Solutions, Inc., both of which engaged in organic substrate business, into Kyocera Circuit Solutions, Inc. In April 2016, Kyocera Corporation implemented an absorption-type merger with Kyocera Circuit Solutions, Inc. in order to enhance the development of new products and to expand its business further.

In September 2015, Kyocera acquired Nihon Inter Electronics Corporation (NIEC), a manufacturer of power semiconductors, in order to expand into a new business area with a combination of their respective products and made it a consolidated subsidiary. Kyocera Corporation and NIEC made a resolution at each of their respective board of directors’ meetings held in May 2016 to merge under an absorption-type merger in which Kyocera Corporation will be the surviving company and NIEC will be the merged company and entered into a Merger Agreement by and between them.

For a discussion of recent and current capital expenditures, please see Item 5. “Operating and Financial Review and Prospects” of this annual report on Form 20-F. We have had no recent significant divestitures nor are any significant divestitures currently being made.

B. Business Overview

Overview

Kyocera is engaged in numerous high-tech fields, from fine ceramic components to electronic devices, equipment, services and networks. Our manufacturing and distribution operations are conducted worldwide. As of March 31, 2016, we had 197 subsidiaries and 4 affiliates outside Japan and 26 subsidiaries and 7 affiliates in Japan. Our customers include individuals, corporations, governments and governmental agencies. For information on our sales by category of activity and information on our sales by geographic area and product segment, please see Item 5.A. “Operating Results” of this annual report on Form 20-F.

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

(1) Fine Ceramic Parts Group

Components for Semiconductor Processing Equipment and Flat Panel Display Manufacturing Equipment

Information and Telecommunication Components

General Industrial Machinery Components

Sapphire Substrates

Automotive Components

Products in this reporting segment are widely used in the industrial machinery, information and communications equipment, automotive and various other industrial sectors. These products are made from a variety of ceramic materials, such as alumina as well as zirconia, utilizing their characteristics of heat, wear and corrosion resistance.

(2) Semiconductor Parts Group

Ceramic Packages

Organic Multilayer Substrates

Multilayer Printed Wiring Boards

This reporting segment develops, manufactures and sells both inorganic (ceramic) and organic packages and multilayer printed wiring boards for various electronic components and devices such as crystal components, SAW devices and CMOS/CCD sensors, and for communication infrastructures.

(3) Applied Ceramic Products Group

Solar Power Generating Systems, Battery Energy Storage Systems

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

(4) Electronic Device Group

Capacitors

SAW Devices

Connectors

Crystal Components

Liquid Crystal Displays

Printing Devices

Power Semiconductor Products (Discrete Products, Power Modules)

This reporting segment develops, manufactures and sells electronic components and devices such as capacitors, SAW devices, connectors, and crystal components mainly for information and communications market and liquid crystal displays mainly for automotive and industrial machinery markets.

(5) Telecommunications Equipment Group

Smartphones, Mobile Phones

PHS related Products

M2M Modules

This reporting segment develops, manufactures and sells smartphones and mobile phones incorporating unique functions mainly for telecommunications carriers in Japan and the U.S. Kyocera also develops the business such as M2M modules for mainly automotive market.

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

Sales and Distributions

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

In the solar energy business in the Applied Ceramic Products Group, solar modules and solar power generating systems are sold primarily to global users via sales subsidiaries and distributors. In addition, Kyocera sells battery energy storage systems through distributors, franchise stores and home builders in Japan and distributors in Europe. Energy management systems are sold primarily to the housing market in Japan through the distributor route, franchise stores and home builders. Cutting tools are sold to users such as automobile parts manufactures through wholesale dealers and distributors. Jewelry and applied ceramic products such as ceramic knives are sold through direct retail shops and general retailers. In the medical and dental implant business, joint prostheses, artificial bones and dental implants are sold to dental clinics and hospitals through distributors.

In the Telecommunications Equipment Group, we supply smartphones and mobile phones primarily to telecommunications carriers in the Japanese and overseas markets. Our key supply destinations include KDDI Corporation, Softbank Group Corp., Verizon Communications Inc., T-Mobile US, Inc., Sprint Corporation and AT&T Inc.

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

We purchase a variety of raw materials and other materials for our business activities.

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

The purchase price of these raw materials and other materials fluctuates depending on the supply-demand situation, as well as the rising cost of certain raw materials and fuel, among others. We work hard to reduce the effect of these fluctuations and to absorb rising costs by making continuous internal improvements, including cost reductions. We have also executed long-term agreements with suppliers for certain raw materials in consideration of future circumstances of supply and demand volume.

In fiscal 2016, we procured a sufficient level of raw materials and other materials to carry out our production plans.

Kyocera has entered into long-term purchase agreements with a few specific suppliers for purchasing polysilicon material used in its solar energy business. For detailed information regarding these purchase agreements, please refer to “Long-term purchase agreements for the supply of raw materials” in Item 5.F. “Tabular Disclosure of Contractual Obligations.”

For details on Kyocera’s supply chain management and dealing with conflict minerals, please refer to the following websites, respectively.

“Kyocera Supply-Chain CSR Deployment Guideline”

http://global.kyocera.com/ecology/social/images/csr_guide.pdf

“Conflict Minerals Report”

http://www.kyocera.co.jp/ir/financial/cmr160527.pdf

Patents and Licenses

Our success and competitive position depend on a number of significant patents, licenses and trade secrets relating to our manufacturing and sales processes and products. All of Kyocera’s intellectual properties are considered to be important. However, Kyocera believes that neither its expiration nor termination of any specific intellectual properties would have significant impact on Kyocera’s entire operation. The following table sets forth information, as of March 31, 2016, with respect to our significant patents and license agreements.

(a) License permitted to produce products

Counterparty	Country	Contents	Period
Qualcomm Incorporated	United States	License under patents regarding mobile phone	From August 31, 1996 to patent expiration

(b) License—cross agreements

Counterparty	Country	Contents	Period
Canon Inc.	Japan	License under patents regarding electric photo printer	From April 1, 2012 to patent expiration

Competitive Position

(1) Fine Ceramic Parts Group

Since our founding, Kyocera has worked continuously to develop fine ceramic materials and products and to cultivate new markets. At present, we provide fine ceramic products to a wide range of industries, notably the information and communications market, the industrial machinery market and automotive-related market.

Although competing companies in this reporting segment differ by region and market, our competition mainly comprises large ceramic manufacturers. Kyocera’s strength comes from establishing a position as a global leading manufacturer by differentiating our products from those of our rivals. This is achieved through the ceramic materials technology accumulated since our founding, and in production technology and capability that enables us to meet customer requirements, particularly in terms of product dimension, size and volume. We also promote R&D internally through an integrated system from fundamental research to next-generation product development and we are striving to introduce further distinctive products to the market through the advanced application of our core technology.

(2) Semiconductor Parts Group

In this reporting segment, we are working to strengthen global competitiveness by developing business for ceramic material components such as ceramic packages, and business for organic multilayer packages and multilayer printed wiring boards (PWBs).

In the ceramic material components business, our main competitors are Japanese manufacturers. Kyocera has already become a global market leader through sophisticated development, production technology and supply capabilities in addition to having sales sites and design centers positioned in regions of the world. We will maximize use of these outstanding management resources and work to broadly expand the application of ceramic material components for the digital consumer equipment market as well as the automotive-related market, optical communications market, and environment and energy market.

In the organic multilayer package and multilayer PWB business, our main competitors are Japanese and Asian manufacturers. Kyocera produces flip-chip packages and multilayer PWBs requiring sophisticated technology for communications infrastructure such as servers and routers, and we have become a leading supplier in fields demanding advanced design rules and exceptional reliability. In addition, we are strengthening the competitiveness of our business by developing packages requiring smaller, thinner design for smartphones and mobile terminals, developing new products with component-embedded boards and expanding production capacity and sales channels.

(3) Applied Ceramic Products Group

In this reporting segment, Kyocera mainly provides solar cells, modules and power generating systems as well as cutting tools.

The solar energy industry has a high number of competitors engaged in producing solar energy products that differ in terms of material and production method, while competition is becoming increasingly severe from the perspectives of price and technology. Despite this, Kyocera is working to expand business by leveraging competitive advantages in products that realize high conversion efficiency and long-term reliability based on technology backed up by experience accumulated over more than 40 years as one of the pioneering companies in the industry.

Kyocera manufactures crystalline silicon solar cells. In particular, we handle integrated production from silicon ingots to solar modules for multicrystalline silicon solar cells, which has led to outstanding reliability based on top-level quality control in each manufacturing process. In addition, Kyocera has generated top-class results in installing solar power generating systems for public and commercial use in Japan by providing system design, construction and maintenance. Kyocera is also working to expand the scope of its business fields and strengthen competitiveness by creating high-value-added products through the strengthening of development, particularly for batteries used to store electricity and an Energy Management System (EMS), by utilizing the Group’s management resources and knowhow. These products are used for power supply and demand systems, which are becoming increasingly complex and sophisticated. In addition, since these products can be used over a long period of time, Kyocera’s strong financial base provides a competitive advantage for this business.

In the cutting tool business, our cutting tools are employed primarily for metallic processing in automotive-related markets. Although we have many competitors, we provide a diverse array of cutting tools for processing machinery based on advanced materials technology that contribute to enhanced productivity for our customers. We are also developing products for a wide range of markets in addition to the automotive-related industry, including the aviation and energy markets, and are working to increase market share by boosting production capacity. During fiscal 2016, we established a framework enabling integrated production from materials to production for cemented carbide tools following the founding of a joint venture, and we are working to further strengthen competitiveness.

(4) Electronic Device Group

Kyocera develops and manufactures a wide variety of capacitors, small SAW devices, crystal components, connectors, thermal printheads, inkjet printheads, liquid crystal displays, and power semiconductors (discrete and power modules). We develop numerous products for diverse applications worldwide and one of our competitive advantages is our extensive product lineup.

Kyocera is a leading supplier of capacitors, crystal components and connectors for smartphones, and we are expanding our market share by developing products that meet needs such as for miniaturization and high performance. AVX Corporation, our subsidiary, is a world-class supplier in the tantalum capacitor market that develops products for a broad array of fields, including general industry, automotive-related and communications infrastructure.

In liquid crystal displays, we are focusing on the development of small- and medium-sized products and are seeking to expand business mainly for industrial and automotive applications. We are also working to further strengthen competitiveness by concentrating on the development of cutting-edge high-value-added products utilizing LTPS technology.

In addition, we command high market share in thermal printheads used for barcode printing such as POS and in inkjet printheads used in industries such as the textile printing industry. We are striving to further boost our market share by actively releasing new products and cultivating the market.

(5) Telecommunications Equipment Group

The main business in this reporting segment is the mobile phone business, and we supply products mainly to Japan and the United States. Our main competitors are mobile phone manufacturers in the United States and Asia, particularly Japan, Korea and China. Kyocera is focusing on developing products that provide a level of differentiation such as by adding waterproof and robustness features in addition to unique functions using our own component technology. Also, we develop mobile phones that meet diverse needs, from simple mobile phones to sophisticated smartphones, and are working to expand our business domain by introducing M2M communications modules through application of our technology.

(6) Information Equipment Group

In this reporting segment, Kyocera manufactures and sells MFPs (multifunctional products) and printers, and provides solution services in the global market. Our competitors are mainly leading Japanese and U.S. manufacturers of document equipment.

Kyocera’s products have been differentiated from competitors thanks to the development of our unique long-life photoreceptors (amorphous silicon drum and positive-charged single-layer photoconductor drum) and low power consumption systems, which realize lower running costs and energy consumption. Kyocera also efficiently develops a wide range of products from low-speed to high-speed machines through the use of platforms that helps enhance cost competitiveness. Another strength is our ability to develop products that meet needs in each market in both industrialized nations and emerging nations.

In addition, Kyocera is working to expand its MDS (Managed Document Services) business to provide the optimal document environment for each customer through HyPAS (Hybrid Platform for Advanced Solutions), which is a unique solution platform that enables users to embed various applications in document equipment to connect with a cloud computing environment or mobile equipment. We are also striving to boost market share by strengthening our sales and support system, which includes expanding our distributor network and direct sales stores globally.

Apart from these strengths, Kyocera also makes active use of external management resources with the aim of further reinforcing and expanding its business in the various markets of the world.

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

Kyocera, including the above German subsidiary, did not conduct any transactions with Iran-related organizations in fiscal 2015 and 2016.

C. Organizational Structure

We had 234 subsidiaries and affiliates as of March 31, 2016. Our management structure is based on a business segment structure. Therefore, the management of each segment is conducted uniformly regardless of whether our operations are conducted by the parent company or by one of our subsidiaries.

The following table sets forth information, as of March 31, 2016, with respect to our significant subsidiaries.

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
(1) Fine Ceramic Parts Group

Kyocera Industrial Ceramics Corporation	United States	100.00%	Manufacture and sale of fine ceramic-related products and thin film devices

(2) Semiconductor Parts Group

Kyocera Circuit Solutions, Inc.	Japan	100.00%	Development, manufacture and sale of organic multilayer packages and multilayer printed wiring substrates

Shanghai Kyocera Electronics Co., Ltd.	China	100.00%	Manufacture and sale of fine ceramic-related products

Kyocera Vietnam Co., Ltd.	Vietnam	100.00%	Manufacture of fine ceramic-related products

Kyocera America, Inc.	United States	100.00%	Development, manufacture and sale of fine ceramic-related products

(3) Applied Ceramic Products Group

Kyocera Solar Corporation	Japan	100.00%	Sale of solar energy products

Kyocera (Tianjin) Solar Energy Co., Ltd.	China	90.00%	Manufacture of solar energy products

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
Kyocera Solar, Inc.	United States	100.00%	Manufacture and sale of solar energy products

Kyocera Precision Tools Korea Co., Ltd.	Korea	90.00%	Manufacture and sale of cutting tools

Kyocera Precision Tools, Inc.	United States	100.00%	Manufacture and sale of cutting tools

Kyocera Unimerco A/S	Denmark	100.00%	Development, manufacture and sale of cutting tools

Kyocera Medical Corporation	Japan	100.00%	Development, manufacture and sale of medical material
(4) Electronic Device Group

Kyocera Connector Products Corporation	Japan	100.00%	Development, manufacture and sale of electronic devices

Kyocera Crystal Device Corporation	Japan	100.00%	Development, manufacture and sale of electronic devices

Kyocera Display Corporation	Japan	100.00%	Development, manufacture and sale of electronic devices

Nihon Inter Electronics Corporation	Japan	70.23%	Development, manufacture and sale of electronic devices

Dongguan Shilong Kyocera Co., Ltd.	China	90.00%	Manufacture of cutting tools and electronic devices

AVX Corporation	United States	72.72%	Development, manufacture and sale of electronic devices

(5) Telecommunications Equipment Group

Kyocera Telecom Equipment (Malaysia) Sdn. Bhd.	Malaysia	100.00%	Manufacture of telecommunications equipment

Kyocera Communications, Inc.	United States	100.00%	Sale of telecommunications equipment

(6) Information Equipment Group

Kyocera Document Solutions Inc.	Japan	100.00%	Development, manufacture and sale of information equipment

Kyocera Document Solutions Japan Inc.	Japan	100.00%	Sale of information equipment mainly in Japan

Kyocera Document Technology (Dongguan) Co., Ltd.	China	92.76%	Manufacture of information equipment

Kyocera Document Technology Vietnam Co., Ltd.	Vietnam	100.00%	Manufacture of information equipment

Kyocera Document Solutions America, Inc.	United States	100.00%	Sale of information equipment mainly in North America

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
Kyocera Document Solutions Europe B.V.	Netherlands	100.00%	Sale of information equipment mainly in Europe

Kyocera Document Solutions Deutschland GmbH	Germany	100.00%	Sale of information equipment mainly in Europe

TA Triumph-Adler GmbH	Germany	100.00%	Sale of information equipment mainly in Europe

(7) Others

Kyocera Communication Systems Co., Ltd.	Japan	76.30%	Information systems and telecommunication services

Kyocera Chemical Corporation	Japan	100.00%	Development, manufacture and sale of materials for semiconductors

Kyocera Realty Development Co., Ltd.	Japan	100.00%	Real estate services

(8) Regional Holding or Sales Companies

Kyocera (China) Sales & Trading Corporation	China	90.00%	Sale of fine ceramic-related products, electronic devices mainly in China

Kyocera Korea Co., Ltd.	Korea	100.00%	Sale of fine ceramic-related products mainly in Korea

Kyocera Asia Pacific Pte. Ltd.	Singapore	100.00%	Sale of fine ceramic-related products, solar energy products and electronic devices mainly in Asia

Kyocera International, Inc.	United States	100.00%	Holding company and headquarters of the subsidiaries in North America

Kyocera Fineceramics GmbH	Germany	100.00%	Sale of fine ceramic-related products and electronic devices mainly in Europe

In addition to the above consolidated subsidiaries, Kyocera had 186 other consolidated subsidiaries as of March 31, 2016. Kyocera also had interests in one subsidiary accounted for by the equity method and 11 affiliates accounted for by the equity method as of March 31, 2016.

On April 1, 2016, Kyocera Corporation absorbed Kyocera Circuit Solutions, Inc. and Kyocera Chemical Corporation, which were wholly owned subsidiaries, and succeeded to the business unit engaged in the sale of photovoltaic power generation equipment, which was split off from Kyocera Solar Corporation.

AVX Corporation, in our Electronic Device Group, is one of our most significant subsidiaries. Most of the electronic devices we produce for overseas sales are distributed through AVX Corporation by utilizing AVX Corporation’s wide range of marketing channels. We market passive components produced by AVX Corporation in the Japanese market. We also utilize AVX Corporation’s manufacturing process for ceramic capacitors to improve productivity and to enhance our competitiveness. In addition, AVX Corporation introduced our materials technologies into its ceramic capacitor production. We have been seeking better ways to cooperate in expanding our electronic device businesses. Currently, four of our directors are members of AVX Corporation’s board of directors and one director of AVX Corporation is a member of Kyocera Corporation’s board of directors. Within the Electronic Device Group, we have a close relationship with AVX Corporation in marketing, manufacturing, and research and development, and we are seeking and pursuing synergies to be a leading passive component manufacturer. AVX Corporation posted net income of $101,535 thousand in fiscal 2016 and its performance contributed significantly to Kyocera’s results of operations and financial condition. See Item 5.A. “Operating Results” of this annual report on Form 20-F.

D. Property, Plants and Equipment

As of March 31, 2016, we had property, plants and equipment with a net book value of ¥264,487 million. During the five years ended March 31, 2016, we invested a total of ¥305,310 million for additions to property, plants and equipment. Our property, plants and equipment are subject to some material encumbrances or environmental issues. See Item 5.A. “Operating Results” of this annual report on Form 20-F.

The following table sets forth information with respect to our principal manufacturing facilities as of March 31, 2016.

Name of Plant	Location	Status	Floor Space	Lease Expires	Principal Products Manufactured
			(in thousands of square feet)
Japan

Hokkaido Kitami Plant	Kitami, Hokkaido	Owned	295		Telecommunications equipment, Semiconductor parts, Fine ceramic parts

Yamagata Higashine Plant	Higashine, Yamagata	Owned	379		Electronic components

Nagano Okaya Plant	Okaya, Nagano	Owned	386		Fine ceramic parts, Printing devices, Cutting tools

Niigata Shibata Plant	Shibata, Niigata	Owned	324		Organic multilayer substrates, Multilayer printed wiring boards

Tamaki Plant	Watarai, Mie	Owned	341		Information equipment

Shiga Gamo Plant	Higashi-Ohmi, Shiga	Owned	690		Fine ceramic parts, Semiconductor parts

Shiga Yokaichi Plant	Higashi-Ohmi, Shiga	Owned	1,510		Fine ceramic parts, Printing devices, Solar cells, Cutting tools

Shiga Yasu Plant	Yasu, Shiga	Owned	1,810		Solar cells, Liquid crystal displays

Name of Plant	Location	Status	Floor Space	Lease Expires	Principal Products Manufactured
			(in thousands of square feet)
Toyama Nyuzen Plant	Shimoniikawa, Toyama	Owned	327		Organic multilayer substrates, Multilayer printed wiring boards

Kyoto Ayabe Plant	Ayabe, Kyoto	Owned	480		Organic multilayer substrates, Multilayer printed wiring boards

Hirakata Plant	Hirakata, Osaka	Owned	593		Information equipment

Kagoshima Sendai Plant	Satsuma-Sendai, Kagoshima	Owned	1,986		Fine ceramic parts, Semiconductor parts, Cutting tools

Kagoshima Kokubu Plant	Kirishima, Kagoshima	Owned	2,467		Fine ceramic parts, Semiconductor parts, Electronic components

Kagoshima Hayato Plant	Kirishima, Kagoshima	Owned	278		Printing devices

United States

Balboa Plant	San Diego, California	Owned	300		Semiconductor parts

Fountain Inn Plant	Fountain Inn, South Carolina	Owned	370		Electronic components

El Salvador

San Salvador Plant	San Salvador	Owned	420		Electronic components

France

Saint-Apollinaire Plant	Saint-Apollinaire	Leased	322	2016	Electronic components

Czech Republic

Lanskroun Plant	Lanskroun	Owned	542		Electronic components

Uherske Hradiste Plant	Uherske Hradiste	Owned	336		Electronic components

China

Tianjin Plant	Tianjin	Owned	520		Electronic components

Tianjin Plant	Tianjin	Owned	308		Solar modules

Shanghai Pudong Plant	Shanghai	Owned	1,026		Semiconductor parts

Zhangjiagang Plant	Zhangjiagang, Jiangsu	Owned	365		Liquid crystal displays

Name of Plant	Location	Status	Floor Space	Lease Expires	Principal Products Manufactured
			(in thousands of square feet)
Shilong Plant	Dongguan, Guangdong	Owned	2,331		Information equipment

Shilong Plant	Dongguan, Guangdong	Owned	701		Cutting tools, Liquid crystal displays, Printing devices

Thailand

Lamphun Plant	Lamphun	Owned	264		Electronic components

Malaysia

Johor Plant	Johor	Owned	315		Telecommunications equipment

Vietnam

Hung Yen Plant	Hung Yen	Owned	958		Semiconductor parts

Hai Phong Plant	Hai Phong	Owned	794		Information equipment

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

Overview

Kyocera develops new technologies and new products based on fine ceramic technologies and cultivates new markets since establishment. Kyocera also promotes growth through the diversified management resources from components technologies to electronic devices, equipment, systems and services. Kyocera develops, produces and distributes worldwide various kinds of products primarily for the following markets: information and communications, industrial machinery, automotive-related and environment and energy.

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

During fiscal 2016, the Japanese economy recorded low growth due mainly to a decline in personal consumption, despite improved corporate earnings and an increase in private capital investment. The U.S. economy expanded primarily on the back of improvement in the employment situation and growth in personal consumption, while the European economy continued to show a low level of growth and the slowdown in the Chinese economy became clearer.

With regard to the principal markets for Kyocera, shipment volume of smartphones grew in the digital consumer equipment market and sales volume increased in automotive markets in China and the United States.

During fiscal 2016, sales in the Electronic Device Group and the Fine Ceramic Parts Group increased, particularly in the smartphone and automotive-related markets. However, sales declined in the Telecommunications Equipment Group and the Applied Ceramic Products Group, including the solar energy business. As a result, consolidated net sales for fiscal 2016 amounted to ¥1,479,627 million, down ¥46,909 million, or 3.1%, compared with fiscal 2015.

Profit from operations decreased by ¥772 million, or 0.8%, to ¥92,656 million, compared with ¥93,428 million for fiscal 2015, due primarily to improvement in profitability in the Applied Ceramic Products Group on the back of cost reductions, offset by the recording of losses in the amount of approximately ¥23,000 million, including an impairment of goodwill in the Electronic Device Group. Income before income taxes increased by ¥23,721 million, or 19.5%, to ¥145,583 million, compared with ¥121,862 million for fiscal 2015, due primarily to the recording of gain on the sale of an asset in the amount of approximately ¥20,000 million. On the other hand, net income attributable to shareholders of Kyocera Corporation decreased by ¥6,828 million, or 5.9%, to ¥109,047 million, due to the decrease as compared with fiscal 2015 in the amount of income derived from revaluation of deferred tax assets and liabilities in line with a revision of the tax system in Japan.

Average foreign currency exchange rates for the fiscal 2016 were ¥120 to the U.S. dollar, marking depreciation of ¥10 (approximately 9%), and ¥133 to the Euro, marking appreciation of ¥6 (approximately 4%) in comparison with fiscal 2015. As a result of yen’s depreciation mainly to the U.S. dollar, net sales and income before income taxes for fiscal 2016 were pushed up by approximately ¥29,000 million and ¥4,000 million, respectively, compared with fiscal 2015.

Results of Operations

Fiscal 2016 compared with Fiscal 2015

The following table shows a summary of Kyocera’s results of operations for fiscal 2015 and fiscal 2016:

	Years ended March 31,				Increase (Decrease)
	2015		2016
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Net sales	¥1,526,536	100.0	¥1,479,627	100.0	¥(46,909)	(3.1)
Cost of sales	1,137,137	74.5	1,093,467	73.9	(43,670)	(3.8)

Gross profit	389,399	25.5	386,160	26.1	(3,239)	(0.8)
Selling, general and administrative expenses	277,515	18.2	279,361	18.9	1,846	0.7
Loss on impairment of goodwill	18,456	1.2	14,143	0.9	(4,313)	(23.4)

Profit from operations	93,428	6.1	92,656	6.3	(772)	(0.8)

Other income (expenses):
Interest and dividend income	22,783	1.5	28,609	1.9	5,826	25.6
Interest expense	(1,718)	(0.1)	(1,814)	(0.1)	(96)	—
Foreign currency transaction gains, net	4,499	0.3	3,820	0.2	(679)	(15.1)
Gains on sales of securities, net	505	0.0	20,600	1.4	20,095	—
Other, net	2,365	0.2	1,712	0.1	(653)	(27.6)

	28,434	1.9	52,927	3.5	24,493	86.1

Income before income taxes	121,862	8.0	145,583	9.8	23,721	19.5
Income taxes	(3,441)	(0.2)	31,392	2.1	34,833	—

Net income	125,303	8.2	114,191	7.7	(11,112)	(8.9)
Net income attributable to noncontrolling interests	(9,428)	(0.6)	(5,144)	(0.3)	4,284	—

Net income attributable to shareholders of Kyocera Corporation	¥115,875	7.6	¥109,047	7.4	¥(6,828)	(5.9)

Net Sales

Net sales in fiscal 2016 decreased by ¥46,909 million, or 3.1%, to ¥1,479,627 million, compared with ¥1,526,536 million in fiscal 2015. Net sales in the Electronic Device Group and Fine Ceramic Parts Group increased, particularly in the smartphone and automotive-related markets. However, sales declined in the Telecommunications Equipment Group and the Applied Ceramic Products Group, including the solar energy business.

Net sales in the Components Business in fiscal 2016 decreased by ¥20,574 million, or 2.4%, to ¥849,773 million, compared with ¥870,347 million in fiscal 2015. Net sales in the Equipment Business in fiscal 2016 decreased by ¥29,595 million, or 5.5%, to ¥507,291 million, compared with ¥536,886 million in fiscal 2015.

Due mainly to the impact of the yen’s depreciation against the U.S. dollar, net sales after translation into the yen in fiscal 2016 were pushed up by approximately ¥29,000 million, compared with fiscal 2015.

For details regarding net sales, please refer to page 35, “Business Overview by Reporting Segment.”

Net Sales by Geographic Segment

The following table shows a breakdown of Kyocera’s total consolidated net sales in fiscal 2015 and fiscal 2016, distinguishing between domestic and overseas sales and, with respect to overseas sales, showing the geographical areas in which such sales were made:

	Years ended March 31,				Increase (Decrease)
	2015		2016
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Japan	¥643,577	42.2	¥607,642	41.1	¥(35,935)	(5.6)
Asia	301,278	19.7	307,744	20.8	6,466	2.1
Europe	265,323	17.4	253,382	17.1	(11,941)	(4.5)
United States of America	248,145	16.2	250,203	16.9	2,058	0.8
Others	68,213	4.5	60,656	4.1	(7,557)	(11.1)

Net sales	¥1,526,536	100.0	¥1,479,627	100.0	¥(46,909)	(3.1)

Sales in Japan decreased compared with fiscal 2015 due mainly to a decline in sales in the solar energy business.

Sales in Asia increased compared with fiscal 2015 due primarily to an increase in sales in the Semiconductor Parts Group and to the effect of the yen’s depreciation.

Sales in Europe decreased compared with fiscal 2015 due to a decline in sales in the Information Equipment Group and to the effect of the yen’s appreciation against the Euro.

Sales in the United States of America increased compared with fiscal 2015 due to an increase in sales in the solar energy business and the Information Equipment Group as well as to the effect of the yen’s depreciation against the U.S. dollar.

Sales in Others decreased compared with fiscal 2015 due mainly to a decrease in sales in the solar energy business and the Information Equipment Group.

Cost of Sales and Gross Profit

In fiscal 2016, cost of sales decreased by ¥43,670 million, or 3.8%, to ¥1,093,467 million from ¥1,137,137 million in fiscal 2015.

Raw material costs of ¥450,654 million accounted for 41.2% of total cost of sales in fiscal 2016, which increased by ¥9,814 million, or 2.2%, from ¥440,840 million in fiscal 2015. Labor costs of ¥219,311 million accounted for 20.1% of total cost of sales in fiscal 2016, which increased by ¥12,135 million, or 5.9%, from ¥207,176 million in fiscal 2015. Depreciation expense of ¥54,266 million accounted for 5.0% of total cost of sales in fiscal 2016, which increased by ¥1,179 million, or 2.2%, from ¥53,087 million in fiscal 2015.

As a result, gross profit in fiscal 2016 decreased by ¥3,239 million, or 0.8%, to ¥386,160 million from ¥389,399 million in fiscal 2015. The gross profit ratio to net sales increased by 0.6 percentage points from 25.5% to 26.1%.

Selling, General & Administrative Expenses, Losses on Impairment of Goodwill and Profit from Operations

In fiscal 2016, selling, general and administrative expenses increased by ¥1,846 million, or 0.7%, to ¥279,361 million from ¥277,515 million in fiscal 2015. In fiscal 2016, the increase was caused primarily by an increase in miscellaneous expenses due to the effect of the yen’s depreciation, the recording of ¥4,575 million of patent litigation cost at AVX Corporation and an impairment loss on non-current assets in the amount of ¥3,814 million recognized in the liquid crystal displays (LCD) business, despite the recording of gains on sales of property, plant and equipment, net in the amount of ¥12,039 million.

The ratio of selling, general and administrative expenses to net sales was 18.9% in fiscal 2016, an increase of 0.7 percentage points as compared with 18.2% in fiscal 2015.

Labor costs of ¥156,623 million accounted for 56.1% of total selling, general and administrative expenses in fiscal 2016, an increase of ¥4,257 million, or 2.8%, from ¥152,366 million in fiscal 2015. Sales promotion and advertising costs of ¥46,634 million accounted for 16.7% of total selling, general and administrative expenses in fiscal 2016, a decrease of ¥49 million, or 0.1%, from ¥46,683 million in fiscal 2015. Depreciation expense of ¥13,595 million accounted for 4.9% of total selling, general and administrative expenses in fiscal 2016, an increase of ¥619 million, or 4.8%, from ¥12,976 million in fiscal 2015.

In fiscal 2016, impairment loss on goodwill in the amount of ¥14,143 million was recognized in the liquid crystal displays (LCD) business included in the Electronic Device Group. In fiscal 2015, impairment loss on goodwill in the amount of ¥18,456 million was recognized in the Telecommunications Equipment Group.

As a result, profit from operations in fiscal 2016 decreased by ¥772 million, or 0.8%, to ¥92,656 million, compared with ¥93,428 million in fiscal 2015. The operating margin increased by 0.2 percentage points to 6.3% in fiscal 2016, compared with 6.1% in fiscal 2015.

Interest and Dividend Income

Interest and dividend income in fiscal 2016 increased by ¥5,826 million, or 25.6%, to ¥28,609 million, compared with ¥22,783 million in fiscal 2015. This was due mainly to an increase in dividend income from KDDI Corporation.

Interest Expense

Interest expense in fiscal 2016 increased by ¥96 million, or 5.6%, to ¥1,814 million, compared with ¥1,718 million in fiscal 2015.

Foreign Currency Transaction

During fiscal 2016, the average exchange rate for the yen depreciated by ¥10, or 9.1%, against the U.S. dollar and appreciated by ¥6, or 4.3%, against the Euro, as compared with fiscal 2015. At March 31, 2016, the yen appreciated by ¥7, or 5.8%, against the U.S. dollar, and appreciated by ¥2, or 1.5%, against the Euro, as compared with March 31, 2015. Kyocera recorded foreign currency transaction gains of ¥3,820 million in fiscal 2016.

Kyocera typically enters into forward exchange contracts to reduce currency exchange risks on foreign currency denominated receivables and payables. Kyocera confines its use of forward exchange contracts for hedging its foreign exchange rate exposures, and does not utilize forward exchange contracts for trading purposes.

Gains and Losses from Investments

Gains on sales of securities in fiscal 2016 increased by ¥20,095 million to ¥20,600 million, compared with ¥505 million in fiscal 2015. This was due mainly to the gain of ¥20,000 million on a sale of a part of shares issued by KDDI Corporation that Kyocera had held.

Income before Income Taxes

Income before income taxes in fiscal 2016 increased by ¥23,721 million, or 19.5%, to ¥145,583 million compared with ¥121,862 million in fiscal 2015. Margin of income before income taxes against net sales increased by 1.8 percentage points to 9.8% compared with 8.0% in fiscal 2015.

Profit from operations decreased by ¥772 million, or 0.8%, to ¥92,656 million, compared with ¥93,428 million for fiscal 2015, due primarily to a decline in net sales, which was offset by improvement of profitability in the Applied Ceramic Products Group based on cost reductions. Income before income taxes increased due mainly to an increase of dividend income and the gain of ¥20,000 million from a sale of a part of shares issued by KDDI Corporation that Kyocera had held. Income before income taxes after translation into the yen for fiscal 2016 was pushed up by approximately ¥4,000 million due to the impact of depreciation of the yen against the U.S. dollar compared with fiscal 2015.

Operating profit in the Components Business in fiscal 2016 decreased by ¥15,597 million, or 17.8%, to ¥72,039 million, compared with ¥87,636 million in fiscal 2015. Operating profit in the Equipment Business in fiscal 2016 increased by ¥8,191 million, or 57.1%, to ¥22,548 million, compared with ¥14,357 million in fiscal 2015.

For a detail of income before income taxes, please refer to page 35, “Business Overview by Reporting Segment.”

Income Taxes

Current and deferred income taxes in fiscal 2016 increased by ¥34,833 million to ¥31,392 million, of which the effective tax rate was 21.6%, compared with ¥(3,441) million, of which the effective tax rate was (2.8)% in fiscal 2015. This was due mainly to the fact that reversal income taxes decreased by ¥14,065 million, or 44.4% to ¥17,638 million in fiscal 2016, compared with ¥31,703 million in fiscal 2015, after revaluating deferred tax assets and liabilities in line with the revision of the tax system in Japan in addition to an increase in income before income taxes.

Net Income Attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests in fiscal 2016 decreased by ¥4,284 million, or 45.4%, to ¥5,144 million compared with ¥9,428 million in fiscal 2015. This was due mainly to a decrease in net income of AVX Corporation, for which there is a noncontrolling interest of approximate 30% in fiscal 2016.

Business Overview by Reporting Segment

The following table shows a breakdown of Kyocera’s total consolidated net sales in fiscal 2015 and fiscal 2016 by the seven reporting segments:

	Years ended March 31,				Increase (Decrease)
	2015		2016
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥90,694	5.9	¥95,092	6.4	¥4,398	4.8
Semiconductor Parts Group	217,879	14.3	216,263	14.6	(1,616)	(0.7)
Applied Ceramic Products Group	277,629	18.2	247,516	16.7	(30,113)	(10.8)
Electronic Device Group	284,145	18.6	290,902	19.7	6,757	2.4

Total Components Business	870,347	57.0	849,773	57.4	(20,574)	(2.4)
Telecommunications Equipment Group	204,290	13.4	170,983	11.6	(33,307)	(16.3)
Information Equipment Group	332,596	21.8	336,308	22.7	3,712	1.1

Total Equipment Business	536,886	35.2	507,291	34.3	(29,595)	(5.5)
Others	172,925	11.3	167,793	11.3	(5,132)	(3.0)
Adjustments and eliminations	(53,622)	(3.5)	(45,230)	(3.0)	8,392	—

Net sales	¥1,526,536	100.0	¥1,479,627	100.0	¥(46,909)	(3.1)

The following table shows a breakdown of Kyocera’s total consolidated income before income taxes, and operating profit for fiscal 2015 and fiscal 2016 by the seven reporting segments:

	Years ended March 31,				Increase (Decrease)
	2015		2016
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥16,134	17.8	¥15,745	16.6	¥(389)	(2.4)
Semiconductor Parts Group	33,971	15.6	28,934	13.4	(5,037)	(14.8)
Applied Ceramic Products Group	3,159	1.1	16,386	6.6	13,227	418.7
Electronic Device Group	34,372	12.1	10,974	3.8	(23,398)	(68.1)

Total Components Business	87,636	10.1	72,039	8.5	(15,597)	(17.8)
Telecommunications Equipment Group	(20,212)	—	(4,558)	—	15,654	—
Information Equipment Group	34,569	10.4	27,106	8.1	(7,463)	(21.6)

Total Equipment Business	14,357	2.7	22,548	4.4	8,191	57.1
Others	6,848	4.0	11,575	6.9	4,727	69.0

Operating profit	108,841	7.1	106,162	7.2	(2,679)	(2.5)
Corporate gains and equity in earnings of affiliates and an unconsolidated subsidiary	13,744	—	39,534	—	25,790	187.6
Adjustments and eliminations	(723)	—	(113)	—	610	—

Income before income taxes	¥121,862	8.0	¥145,583	9.8	¥23,721	19.5

*	% to net sales of each corresponding segment

(1) Fine Ceramic Parts Group

Sales in the Fine Ceramic Parts Group for fiscal 2016 increased by ¥4,398 million, or 4.8%, to ¥95,092 million, compared with ¥90,694 million for fiscal 2015, due primarily to increased sales of components for industrial machinery such as semiconductor processing equipment and of automotive components such as camera modules. The yen’s depreciation also pushed up sales by approximately ¥2,000 million compared with fiscal 2015.

Operating profit for fiscal 2016 decreased by ¥389 million, or 2.4%, to ¥15,745 million, compared with ¥16,134 million for fiscal 2015, due mainly to the impact of a change in product mix coupled with increases in depreciation and R&D expenses in the amount of approximately ¥1,000 million, despite the yen’s depreciation pushing up operating profit by approximately ¥1,000 million.

(2) Semiconductor Parts Group

Sales in the Semiconductor Parts Group for fiscal 2016 decreased by ¥1,616 million, or 0.7%, to ¥216,263 million, compared with ¥217,879 million for fiscal 2015. Although the yen’s depreciation pushed up sales by approximately ¥7,500 million compared with fiscal 2015, the decrease was caused primarily by a decline in sales of ceramic packages for digital consumer equipment, which are core products, and the impact of a decline in product prices.

Operating profit for fiscal 2016 decreased by ¥5,037 million, or 14.8%, to ¥28,934 million, compared with ¥33,971 million for fiscal 2015. Although the yen’s depreciation pushed up operating profit by approximately ¥6,000 million, the major reason for the decrease was an increase in the cost of sales ratio caused by the impact of decreased sales and a decline in product prices.

(3) Applied Ceramic Products Group

Sales in the Applied Ceramic Products Group for fiscal 2016 decreased by ¥30,113 million, or 10.8%, to ¥247,516 million, compared with ¥277,629 million for fiscal 2015. Despite an increase in sales in the cutting tool business, particularly for automotive-related markets, and the yen’s depreciation pushing up the amount by approximately ¥4,000 million, sales in the solar energy business decreased due mainly to a sales decline by approximately 25% in Japan, the core market in this business, caused by a decline of solar module shipment in Japan by approximately 10% in spite of the same level in total shipment compared with fiscal 2015, and the impact of a decline in product prices.

Operating profit for fiscal 2016 increased by ¥13,227 million, or 418.7%, to ¥16,386 million, compared with ¥3,159 million for fiscal 2015. This increase was due primarily to an improvement in the cost of sales ratio owing to the effect of efforts to reduce costs and to the recording of costs of approximately ¥8,500 million including the write-down of inventory in fiscal 2015. The yen’s depreciation also pushed up sales by approximately ¥1,000 million compared with fiscal 2015.

(4) Electronic Device Group

Sales in the Electronic Device Group for fiscal 2016 increased by ¥6,757 million, or 2.4%, to ¥290,902 million, compared with ¥284,145 million for fiscal 2015. The increase in this reporting segment was due primarily to an increase in sales of capacitors for smartphones and printing devices for industrial equipment and sales contribution in the amount of approximately ¥10,000 million from Nihon Inter Electronics Corporation, which joined Kyocera Group in September 2015 despite the impact of a decline in sales at certain subsidiaries, including AVX Corporation. The yen’s depreciation also pushed up the amount by approximately ¥15,000 million.

Operating profit for fiscal 2016 decreased by ¥23,398 million, or 68.1%, to ¥10,974 million, compared with ¥34,372 million for fiscal 2015 despite the yen’s depreciation pushing up the amount by approximately ¥4,000 million. The main factors behind this decrease were the recording of impairment losses on goodwill in the amount of ¥14,143 million and on non-current assets in the amount of ¥3,814 million in the display business as well as the recording of ¥4,575 million of patent litigation cost at AVX Corporation.

(5) Telecommunications Equipment Group

Sales in the Telecommunications Equipment Group for fiscal 2016 decreased by ¥33,307 million, or 16.3%, to ¥170,983 million, compared with ¥204,290 million for fiscal 2015. The decrease in sales in this reporting segment was due to a decline in total mobile phone shipment by approximately 30% primarily of PHS related products and low-end handsets, despite the yen’s depreciation pushing up the amount by approximately ¥5,000 million compared with fiscal 2015.

Operating loss amounted to ¥4,558 million, reduced by ¥15,654 million compared with a loss of ¥20,212 million for fiscal 2015. Despite the decline in sales, this reduction was due to the impact in fiscal 2015 of recording of ¥18,456 million in impairment loss on goodwill.

(6) Information Equipment Group

Sales in the Information Equipment Group for fiscal 2016 increased by ¥3,712 million, or 1.1%, to ¥336,308 million, compared with ¥332,596 million for fiscal 2015. Despite the amount being pushed down by approximately ¥5,000 million compared with fiscal 2015 due mainly to the yen’s appreciation against the euro, the increase in sales was attributable to an increase of 10% in sales volume of MFPs and printers, particularly overseas, on the back of active sales promotion activities.

Operating profit for fiscal 2016 decreased by ¥7,463 million, or 21.6%, to ¥27,106 million, compared with ¥34,569 million for fiscal 2015. Despite the contribution to profit from the increase in sales, operating profit was pushed down by approximately ¥8,000 million due to the impact of exchange rate fluctuation, and the cost of sales ratio rose as a result. The decrease in profit was also due to an increase in depreciation and R&D expenses in the amount of approximately ¥4,000 million.

(7) Others

Sales in Others for fiscal 2016 decreased by ¥5,132 million, or 3.0%, to ¥167,793 million, compared with ¥172,925 million for fiscal 2015. This decrease was due to a decline in sales at subsidiaries such as Kyocera Chemical Corporation.

Operating profit for fiscal 2016 increased by ¥4,727 million, or 69.0%, to ¥11,575 million, compared with ¥6,848 million for fiscal 2015. This increase was due to the recording of approximately ¥12,000 million in gain on sale of assets, despite the lower sales and the impact of an increase in R&D expenses in the amount of approximately ¥2,500 million.

(8) Corporate gains and equity in earnings of affiliates and an unconsolidated subsidiary

Corporate gains and losses mainly constitute gains or losses related to financial assets, and income related to management supporting service provided by Kyocera’s head office to each reporting segment. The income increased by ¥25,790 million, or 187.6%, to ¥39,534 million, compared with ¥13,744 million in fiscal 2015. This was due mainly to an increase in dividend received from KDDI Corporation as well as the gain of ¥20,000 million on a sale of a part of shares issued by KDDI Corporation that Kyocera had held.

Results of Operations

Fiscal 2015 compared with Fiscal 2014

The following table shows a summary of Kyocera’s results of operations for fiscal 2014 and fiscal 2015:

	Years ended March 31,				Increase (Decrease)
	2014		2015
	Amount	%	Amount	%	Amount	%
			(Yen in millions)
Net sales	¥1,447,369	100.0	¥1,526,536	100.0	¥79,167	5.5
Cost of sales	1,068,465	73.8	1,137,137	74.5	68,672	6.4

Gross profit	378,904	26.2	389,399	25.5	10,495	2.8
Selling, general and administrative expenses	257,593	17.8	277,515	18.2	19,922	7.7
Losses on impairment of goodwill	729	0.1	18,456	1.2	17,727	—

Profit from operations	120,582	8.3	93,428	6.1	(27,154)	(22.5)

Other income (expenses):
Interest and dividend income	18,172	1.3	22,783	1.5	4,611	25.4
Interest expense	(1,945)	(0.1)	(1,718)	(0.1)	227	—
Foreign currency transaction gains, net	5,108	0.3	4,499	0.3	(609)	(11.9)
Gains on sales of securities, net	2,875	0.2	505	0.0	(2,370)	(82.4)
Other, net	1,476	0.1	2,365	0.2	889	60.2

	25,686	1.8	28,434	1.9	2,748	10.7

Income before income taxes	146,268	10.1	121,862	8.0	(24,406)	(16.7)
Income taxes	51,254	3.5	(3,441)	(0.2)	(54,695)	—

Net income	95,014	6.6	125,303	8.2	30,289	31.9
Net income attributable to noncontrolling interests	(6,258)	(0.5)	(9,428)	(0.6)	(3,170)	—

Net income attributable to shareholders of Kyocera Corporation	¥88,756	6.1	¥115,875	7.6	¥27,119	30.6

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

Net Sales by Geographic Segment

The following table shows a breakdown of Kyocera’s total consolidated net sales in fiscal 2014 and fiscal 2015, distinguishing between domestic and overseas sales and, with respect to overseas sales, showing the geographical areas in which such sales were made:

	Years ended March 31,				Increase (Decrease)
	2014		2015
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Japan	¥643,423	44.4	¥643,577	42.2	¥154	0.0
Asia	274,512	19.0	301,278	19.7	26,766	9.8
Europe	247,700	17.1	265,323	17.4	17,623	7.1
United States of America	217,230	15.0	248,145	16.2	30,915	14.2
Others	64,504	4.5	68,213	4.5	3,709	5.8

Net sales	¥1,447,369	100.0	¥1,526,536	100.0	¥79,167	5.5

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

Selling, General & Administrative Expenses, Losses on Impairment of Goodwill and Profit from Operations

In fiscal 2015, selling, general and administrative expenses increased by ¥19,922 million, or 7.7%, to ¥277,515 million from ¥257,593 million in fiscal 2014. The miscellaneous expenses increased due mainly to in addition to higher sales, the effect of the yen’s depreciation.

The ratio of selling, general and administrative expenses to net sales was 18.2% in fiscal 2015, an increase of 0.4 percentage points as compared with 17.8% in fiscal 2014.

Labor costs of ¥152,366 million accounted for 54.9% of total selling, general and administrative expenses in fiscal 2015, an increase of ¥10,431 million, or 7.3%, from ¥141,935 million in fiscal 2014. Sales promotion and advertising costs of ¥46,683 million accounted for 16.8% of total selling, general and administrative expenses in fiscal 2015, an increase of ¥789 million, or 1.7%, from ¥45,894 million in fiscal 2014. Depreciation expense of ¥12,976 million accounted for 4.7% of total selling, general and administrative expenses in fiscal 2015, a decrease of ¥657 million, or 4.8%, from ¥13,633 million in fiscal 2014.

In fiscal 2015, the impairment loss on goodwill in amount of ¥18,456 million was recognized in the Telecommunications Equipment Group.

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

For a detail of income before income taxes, please refer to page 42, “Business Overview by Reporting Segment.”

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

Business Overview by Reporting Segment

The following table shows a breakdown of Kyocera’s total consolidated net sales in fiscal 2014 and fiscal 2015 by the seven reporting segments:

	Years ended March 31,				Increase (Decrease)
	2014		2015
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥80,020	5.5	¥90,694	5.9	¥10,674	13.3
Semiconductor Parts Group	187,891	13.0	217,879	14.3	29,988	16.0
Applied Ceramic Products Group	272,795	18.9	277,629	18.2	4,834	1.8
Electronic Device Group	284,322	19.6	284,145	18.6	(177)	(0.1)

Total Components Business	825,028	57.0	870,347	57.0	45,319	5.5
Telecommunications Equipment Group	186,749	12.9	204,290	13.4	17,541	9.4
Information Equipment Group	307,848	21.3	332,596	21.8	24,748	8.0

Total Equipment Business	494,597	34.2	536,886	35.2	42,289	8.6
Others	173,137	11.9	172,925	11.3	(212)	(0.1)
Adjustments and eliminations	(45,393)	(3.1)	(53,622)	(3.5)	(8,229)	—

Net sales	¥1,447,369	100.0	¥1,526,536	100.0	¥79,167	5.5

The following table shows a breakdown of Kyocera’s total consolidated income before income taxes, and operating profit for fiscal 2014 and fiscal 2015 by the seven reporting segments:

	Years ended March 31,				Increase (Decrease)
	2014		2015
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥11,836	14.8	¥16,134	17.8	¥4,298	36.3
Semiconductor Parts Group	31,889	17.0	33,971	15.6	2,082	6.5
Applied Ceramic Products Group	33,501	12.3	3,159	1.1	(30,342)	(90.6)
Electronic Device Group	21,160	7.4	34,372	12.1	13,212	62.4

Total Components Business	98,386	11.9	87,636	10.1	(10,750)	(10.9)
Telecommunications Equipment Group	1,437	0.8	(20,212)	—	(21,649)	—
Information Equipment Group	28,193	9.2	34,569	10.4	6,376	22.6

Total Equipment Business	29,630	6.0	14,357	2.7	(15,273)	(51.5)
Others	6,276	3.6	6,848	4.0	572	9.1

Operating profit	134,292	9.3	108,841	7.1	(25,451)	(19.0)
Corporate gains and equity in earnings (losses) of affiliates and an unconsolidated subsidiary	11,889	—	13,744	—	1,855	15.6
Adjustments and eliminations	87	—	(723)	—	(810)	—

Income before income taxes	¥146,268	10.1	¥121,862	8.0	¥(24,406)	(16.7)

*	% to net sales of each corresponding segment

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

(8) Corporate gains and equity in earnings (losses) of affiliates and an unconsolidated subsidiary

Corporate gains and losses mainly constitute gains or losses related to financial assets, and income related to management supporting service provided by Kyocera’s head office to each reporting segment. The income increased by ¥1,855 million, or 15.6%, to ¥13,744 million compared with ¥11,889 million in fiscal 2014. This was mainly due to an increase of dividend income from KDDI Corporation, which was partially offset by a decrease of gains from sales of securities.

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

On October 10, 2012, the EPA, the United States, and the Commonwealth of Massachusetts and AVX Corporation announced that they had reached a financial settlement with respect to the EPA’s ongoing clean-up of the New Bedford Harbor in the Commonwealth (the harbor). That agreement is contained in a Supplemental Consent Decree that modifies certain provisions of prior agreements related to clean-up of the harbor, including elimination of the governments’ right to invoke certain reopener provisions in the future. Under the terms of the settlement, AVX Corporation was obligated to pay ¥39,643 million ($366.25 million), plus interest computed from August 1, 2012, in three installments over a two-year period for use by the EPA and the Commonwealth to complete the clean-up of the harbor. On May 26, 2015, AVX prepaid the third and final settlement installment of ¥14,894 million ($122.08 million), plus interest of ¥135 million ($1.11 million).

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

Inventory Valuation

Kyocera estimates the amount of write-downs required to properly value inventory. Inventories aged over certain holding periods are considered to be slow-moving or obsolete, for which write-downs are accrued as well as valuation losses required to adjust recorded cost to its net realizable value. Kyocera also records inventory write-downs based on its projections of future demand, market conditions and related management’s judgment even though the age of corresponding inventory is shorter than certain holding periods.

Kyocera recognized inventory write-downs of ¥17,361 million in fiscal 2015 and ¥12,238 million in fiscal 2016, which were due mainly to the Telecommunications Equipment Group and the Applied Ceramic Products Group. Kyocera recorded these write-downs to adjust the carrying amount to net realizable value due to decreases in sales price arising from short lives of products or rapidly worsening market conditions. If the market conditions or demand for the products are less favorable than Kyocera’s projections, additional write-downs may be required. The amounts of inventory write-downs by reporting segments appear in Note 17 to the Consolidated Financial Statements included in this annual report on Form 20-F.

Kyocera also evaluates the remaining balance of raw materials to be purchased under the long term purchase agreements at the lower of cost and net realizable value.

Kyocera has entered into long-term purchase agreements with a few specific suppliers for purchasing polysilicon material used in its solar energy business. For detailed information regarding these purchase agreements, please refer to “Long-term purchase agreements for the supply of raw materials” in Item 5.F. “Tabular Disclosure of Contractual Obligations.”

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

Kyocera recognized losses on impairment of debt and equity securities of ¥2 million in fiscal 2015.

Kyocera is currently a major shareholder of KDDI Corporation. The price fluctuation of the shares of KDDI Corporation may affect Kyocera’s financial conditions. The unrealized gain on the shares of KDDI Corporation held by Kyocera at March 31, 2016 had increased by ¥78,686 million, or 11.5%, to ¥764,431 million compared with that of ¥685,745 million at March 31, 2015, due mainly to a fluctuation of the market price of the shares of KDDI Corporation. For detailed information on the gross unrealized gain or loss, see Note 3 to the Consolidated Financial Statements in this annual report on Form 20-F.

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

Kyocera recognized an impairment loss on goodwill in the amount of ¥18,456 million in the Telecommunications Equipment Group, which was included in losses on impairment of goodwill in the consolidated statement of income for fiscal 2015. The loss was recorded due to a decline in the fair value of the Reporting Unit determined based on its updated future estimated cash flows, reflecting the slow improvement of profitability in the overseas market, especially in the U.S. market, as well as the operating loss before the impairment loss recorded in fiscal 2015 in the midst of the market condition with low profitability.

Kyocera recognized an impairment loss on goodwill in the amount of ¥14,143 million which was included in losses on impairment of goodwill in the consolidated statement of income for fiscal 2016 in the liquid crystal displays business included in the Electronic Devices Group due to a decline in the fair value of its business based on its updated future estimated cash flows, reflecting the deterioration of the profitability.

For detailed information of these acquisitions, see Note 9 to the Consolidated Financial Statements in this annual report on Form 20-F.

Deferred Tax Assets

Kyocera records deferred tax assets with valuation allowances to adjust their carrying amounts when it believes that it is more likely than not that the assets will not be realized. The valuation of deferred tax assets principally depends on the estimation of future taxable income and feasible tax planning strategies. If future taxable income is lower than expected due to future market conditions or poor operating results, significant adjustments to deferred tax assets may be required. At March 31, 2016, deferred tax assets amounted to ¥97,427 million, which Kyocera considers will more likely than not be realized in the future. Kyocera considers the reasonableness of the recoverability of the deferred tax assets in the future, considering the comparison between the amounts of income from continuing operations before income taxes and income taxes in fiscal 2016.

Benefit Plans

The over-funded or under-funded status of defined benefit postretirement plans, which depends on projected benefit obligations and plan assets, are recognized as an asset or liability in our consolidated balance sheets and changes in that funded status are recognized through comprehensive income in the year in which the changes occur. Projected benefit obligations are determined on an actuarial basis and are significantly affected by the assumptions used in their calculation, such as the discount rates, the rate of increase in compensation levels and other assumptions. The expected long-term rate of return on plan assets is also used as an assumption.

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

Effect on projected benefit obligations as of March 31, 2016
(Yen in millions)
Discount rates:
0.1% decrease	¥4,597
0.1% increase	(505)

Effect on income before income taxes for the year ending March 31, 2017
(Yen in millions)
Discount rates:
0.1% decrease	¥0
0.1% increase	(7)
Expected rate of return on plan assets:
0.1% decrease	(170)
0.1% increase	170

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

At March 31, 2016, gross unrecognized tax benefits amounted to ¥4,668 million. Kyocera does not anticipate the final resolution of procedures to have a material impact on the consolidated statements of income in the future.

Recently Adopted Accounting Standards

On April 1, 2015, Kyocera adopted Accounting Standards Update (ASU) No. 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” This accounting standard changes the requirements for reporting discontinued operations in ASC 205-20, “Presentation of Financial Statements—Discontinued Operations.” A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. This accounting standard also requires an entity to provide disclosures about a disposal of an individually significant component of an entity that does not qualify for discontinued operations presentation in the financial statements. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In July 2015, the FASB issued ASU No. 2015-11, “Simplifying the Measurement of Inventory.” This accounting standard requires an entity to measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. On December 31, 2015, Kyocera early adopted this accounting standard. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In December 2015, the FASB issued ASU No. 2015-17, “Balance Sheet Classification of Deferred Taxes.” To simplify the presentation of deferred income taxes, this accounting standard changes require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. On December 31, 2015, Kyocera early adopted this accounting standard. For the adoption of this accounting standard, Kyocera did not retrospectively adjust its financial statements for prior periods.

Recently Issued Accounting Standards

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

Furthermore, in August 2015, the FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers—Deferral of the Effective Date.” This accounting standard defers the effective date of ASU No. 2014-09 for all entities by one year. As a result, ASU No. 2014-09 will be effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Kyocera is currently evaluating the impact that these accounting standards will have on Kyocera’s consolidated results of operations, financial position and cash flows.

In September 2015, the FASB issued ASU No. 2015-16, “Business Combinations—Simplifying the Accounting for Measurement-Period Adjustments.” This accounting standard eliminates the requirement to retrospectively account for adjustments made to provisional amounts recognized in a business combination. This accounting standard requires the acquirer to record, in the financial statements of the reporting period in which the adjustment amounts are determined, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. This accounting standard will be effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The adoption of this accounting standard is not expected to have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In January 2016, the FASB issued ASU No. 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities.” The amendments in this accounting standard address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. This accounting standard includes the requirement that equity securities be measured at fair value with changes in the fair value recognized through net income. This accounting standard will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Kyocera currently has equity securities that will need to be measured at fair value through earnings as opposed to being measured through other comprehensive income when this accounting standard is adopted, therefore, Kyocera is evaluating the impact that this accounting standard will have on Kyocera’s consolidated results of operations, financial position and cash flows.

In February 2016, the FASB issued ASU No. 2016-02, “Leases.” This accounting standard requires a lessee to recognize in the statement of financial position a liability to make lease payments and a right-of-use asset representing its right to use the underlying asset for the lease term. This accounting standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Kyocera is currently evaluating the impact that this accounting standard will have on Kyocera’s consolidated results of operations, financial position and cash flows.

In March 2016, the FASB issued ASU No. 2016-07, “Investments—Simplifying the Transition to the Equity Method of Accounting.” The accounting standard eliminates the requirement to retroactively adopt the equity method of accounting when an investment qualifies for use of the equity method as a result of an increase in the level of ownership interest or degree of influence. This accounting standard will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The adoption of this accounting standard is not expected to have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

B. Liquidity and Capital Resources

Capital Resources

Kyocera’s net cash provided by operating activities in fiscal 2016 was ¥194,040 million, and cash and cash equivalents at March 31, 2016 were ¥374,020 million. In addition, Kyocera also held significant amount of highly-liquid financial assets. Based on those facts, Kyocera does not expect to face any liquidity issue in the foreseeable future. In the short term, Kyocera expects cash demands for funds for capital expenditures, R&D activities and payments of dividends to shareholders in addition to working capital of operational activities. Kyocera’s primary source of short-term liquidity is cash generated by operations. Certain subsidiaries also generate capital in the form of loans from financial institutions. At March 31, 2016, Kyocera’s short-term borrowings and long-term debt including current portion totaled ¥32,750 million. The ratio to total assets of 1.1% continues to reflect a low level of dependence. Most borrowings were denominated in the Euro, but certain borrowings were denominated in other currencies. Details of these borrowings are described in “Tabular Disclosure of Contractual Obligations,” which also includes the information regarding obligations for the acquisition or construction of property, plant and equipment.

Capital expenditures in fiscal 2016 increased by ¥12,263 million, or 21.6%, to ¥68,933 million, compared with ¥56,670 million in fiscal 2015. In fiscal 2016, capital expenditures in the Electronic Device Group, the Semiconductor Parts Group and the Applied Ceramic Products Group increased compared with fiscal 2015. R&D expenses in fiscal 2016 increased by ¥3,470 million, or 6.3%, to ¥58,755 million, compared with ¥55,285 million in fiscal 2015. Almost all capital and R&D expenditures were funded by using cash at hand.

During fiscal 2017, Kyocera expects total capital expenditures to be approximately ¥87,000 million and total R&D expenses to be approximately ¥64,000 million. Kyocera expects that total capital expenditures will increase due mainly to capital expenditures in the Semiconductor Parts Group conducted in order to expand its production capacity. Kyocera also expects that R&D expenses will increase compared with fiscal 2016. Kyocera will promote R&D of new products in order to expand the business. Nearly all capital and R&D expenditures will be funded by using cash on hand. Kyocera intends to maintain the proportion of capital and R&D expenditures to sales in fiscal 2017 at almost as same level as in fiscal 2016. Kyocera believes that it needs to invest its resources continuously in the development of new business areas and enhancement of technology in order to create new products and commercialize advanced technologies, and thereby secure future earnings streams.

Kyocera contributed ¥14,273 million to its benefit pension plans in fiscal 2016 and Kyocera expects to contribute ¥13,208 million to its benefit pension plans in fiscal 2017. At March 31, 2016, Kyocera’s funded status of its benefit pension plans ensured the sources of funds sufficient to cover the pension benefits paid to participants and beneficiaries, and large amounts of additional contributions are not considered to be necessary. Kyocera expects contributions to pension plan assets will be made by using cash on hand.

In accordance with the terms of the financial settlement with the U.S. governments regarding the environmental remedial actions at New Bedford Harbor in the Commonwealth of Massachusetts, AVX Corporation, a U.S.-based subsidiary, paid ¥14,894 million of environmental remediation charges plus accrued interest to the U.S. governments by using its cash at hand during the year ended March 31, 2016.

In fiscal 2016, Kyocera Corporation paid cash dividends totaling ¥40,355 million, at ¥110 per share. Kyocera Corporation received approval at the general meeting of shareholders held on June 24, 2016 for the payment of year-end dividends totaling ¥18,343 million, or ¥50 per share, on June 27, 2016 to all shareholders of record on March 31, 2016.

As described in Note 2 to the Consolidated Financial Statements, Kyocera made several acquisitions of businesses, of which costs, net cash acquired, were ¥22,676 million in fiscal 2016. Such acquisition costs were all funded by using cash in hand.

At March 31, 2016, Kyocera’s working capital totaled ¥1,066,929 million, a decrease of ¥34,367 million, or 3.1%, compared with ¥1,101,296 million at March 31, 2015. This was mainly due to decreases of trade receivables and inventories. Our working capital requirements, capital expenditures, debt repayments and other obligations were funded by using cash on hand.

Undistributed earnings of foreign subsidiaries which are intended to be reinvested indefinitely amounted to ¥315,499 million as of March 31, 2016. Accordingly, cash and cash equivalents and investments in securities amounts held by Kyocera’s foreign subsidiaries, totaling ¥266,687 million as of March 31, 2016, are not intended to be used as dividend distributions to Kyocera for use in Japan at present. Kyocera currently believes it does not need the cash and investments held by its foreign subsidiaries to be repatriated back to Japan at least in fiscal 2017 as it has adequate liquidity within Japan to support its Japanese operations.

Kyocera believes cash on hand will be sufficient to fund all cash requirements outlined above during fiscal 2017. Consequently, Kyocera does not currently intend to use any other external financing sources that might affect its credit agency ratings. If cash generated by operations are insufficient for funding purposes, Kyocera retains other financing options, including external sources, such as short-term borrowings or long-term debts, as well as financing directly in the capital markets through issuances of debt or equity securities. As evidenced by equity to assets ratio of 73.8% at March 31, 2016, Kyocera maintains a strong financial position, which leads Kyocera to believe that any capital requirements could be secured from external sources at a relatively low cost. Kyocera also maintains good business relationships with several major financial institutions.

Any future significant deterioration in market demand for Kyocera’s products, or a slump in product prices to levels substantially below those projected by Kyocera, could adversely affect Kyocera’s operating results and financial condition, possibly resulting in reduced liquidity.

Cash flows

Fiscal 2016 compared with Fiscal 2015

The following table shows a summary of Kyocera’s cash flows for fiscal 2015 and fiscal 2016:

	Years ended March 31,
	2015	2016
	Amount	Amount
	(Yen in millions)
Cash flows from operating activities	¥130,767	¥194,040
Cash flows from investing activities	(93,608)	(106,809)
Cash flows from financing activities	(39,992)	(50,608)
Effect of exchange rate changes on cash and cash equivalents	19,022	(13,966)
Net increase in cash and cash equivalents	16,189	22,657
Cash and cash equivalents at beginning of year	335,174	351,363
Cash and cash equivalents at end of year	¥351,363	¥374,020

Net cash provided by operating activities for fiscal 2016 increased by ¥63,273 million, or 48.4%, to ¥194,040 million from ¥130,767 million for fiscal 2015. This was mainly because receivables and inventories, which increased for fiscal 2015, decreased for fiscal 2016 although net income decreased.

Net cash used in investing activities for fiscal increased by ¥13,201 million, or 14.1%, to ¥106,809 million from ¥93,608 million for fiscal 2015. This mainly reflected that a decrease in proceeds from maturities of held-to-maturity securities exceeded a decrease in payments for purchases of held-to-maturity securities.

Net cash used in financing activities for fiscal 2016 increased by ¥10,616 million, or 26.5%, to ¥50,608 million from ¥39,992 million for fiscal 2015. This was due mainly to increases in dividends paid.

A decrease in cash and cash equivalents due to the effect of exchange rate changes of ¥13,966 million for fiscal 2016 was caused mainly by the yen’s appreciation against the Euro and the U.S. dollar between March 31, 2015 and March 31, 2016.

Cash and cash equivalents at March 31, 2016 totaled ¥374,020 million, an increase of ¥22,657 million, or 6.4%, from ¥351,363 million at March 31, 2015. Most of Kyocera’s cash and cash equivalents were denominated in the yen but certain cash and cash equivalents, mainly in overseas subsidiaries, were denominated in foreign currencies, such as the U.S. dollar.

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

An increase in cash and cash equivalents due to the effect of exchange rate changes of ¥19,022 million for fiscal 2015 was caused mainly by the yen’s depreciation against the Euro and the U.S. dollar between March 31, 2014 and March 31, 2015.

Cash and cash equivalents at March 31, 2015 totaled ¥351,363 million, an increase of ¥16,189 million, or 4.8%, from ¥335,174 million at March 31, 2014. Most of Kyocera’s cash and cash equivalents were denominated in the yen but certain cash and cash equivalents, mainly in overseas subsidiaries, were denominated in foreign currencies, such as the U.S. dollar.

Assets, Liabilities and Equity

Kyocera’s total assets at March 31, 2016 increased by ¥73,865 million, or 2.4% to ¥3,095,049 million, compared with ¥3,021,184 million at March 31, 2015.

Cash and cash equivalents increased by ¥22,657 million, or 6.4%, to ¥374,020 million, due mainly to increases from net cash gained by operating activities and a decrease of receivables and inventories, which increased for fiscal 2015.

Other short-term investments increased by ¥29,255 million, or 15.9%, to ¥213,613 million, due mainly to acquisitions of time deposits.

Trade accounts receivables decreased by ¥32,950 million, or 11.0%, to ¥266,462 million, due mainly to decreases in sales.

Inventories decreased by ¥26,624 million, or 7.5%, to ¥327,875 million, due mainly to decreases in orders.

Other current assets decreased by ¥25,255 million, or 15.9%, to ¥133,671 million, due mainly to that deferred tax assets included in current assets in the prior period was presented in other assets as a result of the adoption of ASU No. 2015-17, “Balance Sheet Classification of Deferred Taxes.”

Long-term investments in debt and equity securities increased by ¥79,765 million, or 7.6%, to ¥1,131,403 million, due mainly to increases in the market value of the shares of KDDI Corporation and other equity securities at March 31, 2016 compared with March 31, 2015.

Total property, plant and equipment at cost, net of accumulated depreciation, increased by ¥2,996 million, or 1.1%, to ¥264,487 million. Capital expenditure in fiscal 2016 was ¥68,933 million and depreciation was ¥65,853 million.

Kyocera’s total liabilities at March 31, 2016 increased by ¥3,726 million, or 0.5%, to ¥721,287 million, compared with ¥717,561 million at March 31, 2015.

Other notes and accounts payable increased by ¥23,145 million, or 38.8%, to ¥82,758 million, due mainly to recording of accounts payable related to the purchase obligations of polysilicon material for the year ended December 31, 2015 under the long-term purchase agreements in the solar energy business. For detailed information regarding these purchase agreements, please refer to “Long-term purchase agreements for the supply of raw materials” in Item 5.F. “Tabular Disclosure of Contractual Obligations.”

Accrued pension and severance liabilities increased by ¥11,337 million, or 32.6%, to ¥46,101 million. Projected Benefit Obligation increased due mainly to a decrease in discount rates because of reduction of the market interest rates in fiscal 2016.

Deferred taxes liabilities decreased by ¥21,234 million, or 7.3%, to ¥271,220 million, due mainly to an increase in the offset of deferred taxes liabilities with deferred taxes assets as a result of the adoption of ASU No. 2015-17, “Balance Sheet Classification of Deferred Taxes.”

Total equity at March 31, 2016 increased by ¥70,139 million, or 3.0%, to ¥2,373,762 million, compared with ¥2,303,623 million at March 31, 2015.

Retained earnings at March 31, 2016 increased by ¥68,692 million, or 4.6%, due to net income attributable to shareholders of Kyocera Corporation for fiscal 2016 of ¥109,047 million offset by cash dividend payments of ¥40,355 million.

Accumulated other comprehensive income increased by ¥130 million, or 0.0%, to ¥469,803 million. Net unrealized gains on securities increased by ¥49,349 million, or 10.5%, due to increases in market values of the shares of KDDI Corporation and other equity securities at March 31, 2016 compared with March 31, 2015. Foreign currency translation adjustments decreased by ¥34,907 million to ¥(4,251) million, due mainly to the appreciation of the yen against the U.S. dollar during the three months ended March 31, 2016 despite the yen’s depreciation during the nine months ended December 31, 2015.

Kyocera Corporation shareholders’ equity ratio at March 31, 2016 was 73.8%, increased by 0.5 percentage points compared with 73.3% at March 31, 2015.

Noncontrolling interests in subsidiaries, principally AVX Corporation, increased by ¥1,194 million, or 1.4%, to ¥89,498 million, compared with ¥88,304 million at March 31, 2015.

C. Research and Development, Patents and Licenses, etc.

Kyocera seeks to create businesses that will become core to the group in the future by developing new technologies and products in each reporting segment and integrating group-wide management resources. In particular, we are focusing on R&D of new high-value-added technologies and products in the information and communications market, the environment and energy market, the automotive-related market and the medical and healthcare market, where there is high growth potential. In addition, we are striving to strengthen software development in order to integrate software in existing hardware-based businesses as we forecast creation of new business opportunities alongside expansion of the IoT (Internet of Things).

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

We are working on the development of components and materials for next-generation equipment, which is characterized by advanced integration that includes micro wiring and 3D structures, for the core semiconductor processing equipment market.

In addition, we are strengthening the development of view camera and sensor camera modules and systems where demand is expected to increase in automotive-related markets as we move toward the realization of ADAS (Advanced Driving Assistant Systems) and automated driving. At the same time, we are reinforcing software development aimed at achieving more sophisticated image recognition for these automotive cameras. We are also focusing on the development of ceramic parts that contribute to improvement in environmental performance of diesel cars by reducing carbon dioxide and suppressing exhaust gas.

In the environment and energy market, we are developing ceramic parts for a SOFC (solid oxide fuel cell) system for residential use as well as a SOFC system for industrial use, where there are expectations for proliferation as new clean energy supply systems. We are also strengthening the development of LED related products amid growing demand in lighting applications.

(2) Semiconductor Parts Group

In the digital consumer equipment market, which is typified by smartphones and tablet terminals, needs are growing for equipment that is more multifunctional as well as smaller and thinner. In line with this, electronic components used in such equipment are getting smaller while semiconductors are becoming more refined. In the information and communications network market, there is demand for the creation of fast, large-capacity communications infrastructure. In order to respond to these market trends and expand the business, Kyocera is working to develop new high-value-added products that leverage our own unique material, design and layering technologies.

Specifically, in the ceramic package business we are working on the development of high-strength, high-rigidity ultra-small and thin ceramic packages that employ micro wiring as well as ceramic packages for optical communications that are capable of higher frequency. We are also striving to cultivate new domains, which includes developing a sensor that is capable of detecting soot contained in the exhaust gas of diesel cars even at high temperatures by leveraging our materials technology for metallic conductors that we have amassed in the development of ceramic packages. This product complies with new exhaust gas regulations in Europe and we aim to have it built into diesel engines as a core component.

In the organic multilayer package business, we are strengthening the development of fine-pitch, thin, highly precise flip-chip packages and module substrates as well as component-embedded boards. In addition, we are working on the development of products that employ new materials that respond to high frequency in the printed circuit board business.

(3) Applied Ceramic Products Group

In the solar energy business, we are working to improve product performance and quality, which includes efforts to enhance the conversion efficiency of monocrystalline and multicrystalline silicon solar cells as well as boost the output and durability of modules. At the same time, we are striving to develop products that can be applied to untapped domains such as floating solar power plants. In peripheral solar energy devices, in addition to power conditioners, we are focusing on increasing the capacity and decreasing the size of power storage systems that meet needs for self-consumption of power generated through solar energy as well as the development of energy management systems, which control energy efficiently. We are also working on expanding our business domain to the total energy solution business.

In the cutting tool business, we are strengthening the development of high-quality and high-precision cutting tools from materials technology that contribute to increased productivity for users, which are employed in metallic processing in a wide array of markets such as the industrial machinery market and automotive-related market.

(4) Electronic Device Group

Kyocera is developing small, high-capacitance, noise-canceling ceramic capacitors, small SAW devices, crystal components and fine-pitch low-profile connectors for mobile equipment such as smartphones to meet demand for smaller and more sophisticated components in line with higher speeds in data transmission and the shift to multi-bands.

In the automotive and industrial equipment markets, we are pushing ahead with the development of ceramic capacitors and connectors with enhanced high-temperature reliability and pressure resistance as well as power semiconductors, including discrete and modules. In liquid crystal display related products, we are developing high-value-added products that use LTPS (Low-temperature polycrystalline silicon) technology, including TFT liquid crystal displays combined with a touch panel and cover glass, for use in the automotive-related and industrial equipment markets.

Additionally, in inkjet printheads mainly for the commercial printing market, we are working on the development of high-reliability products ideal for the high-speed, high-image quality printing required in digital printing.

(5) Telecommunications Equipment Group

Kyocera is strengthening the development of communications terminals with exceptional waterproof, dust prevention and shock-resistant features. We are also working to shorten development time by promoting the standardization of platforms for terminals being sold in Japan and overseas. Additionally, we are strengthening the development of Machine-to-Machine (M2M) communications modules with outstanding durability and responding to high-speed, high-capacitance communications through the integration of terminals and Kyocera’s component and system technology.

(6) Information Equipment Group

Kyocera is developing printers and multifunctional products that have exceptional environmental performance and economic efficiency, features of Kyocera, in order to ensure differentiation from competitors. We are also working on our unique long-life technology so that machines can be used for longer only by replacing the toner container, a consumable product, thanks to our pursuit of durability in components. By minimizing the number of components that need replacing and optimizing the cost of using products, we are working to reduce running costs for customers and provide products that are kind to the environment. We are also focusing on strengthening the development of new toner in the pursuit of high image quality.

In terms of document solution services, we are pushing ahead with the development of business applications that contribute to information sharing and business efficiency by connecting with mobile equipment and cloud systems. We are also expanding MDS (Managed Document Services) that optimize and provide continuous support to users’ document environments.

(7) Others

Kyocera Communication Systems Co., Ltd. is working on the development of security-related software for various terminals as well as infrastructure and software needed for the application of new services such as marketing that use big data. This is in response to customer needs that are becoming more complex and sophisticated alongside proliferation of IoT (Internet of Things).

Kyocera Chemical Corporation (absorbed by Kyocera Corporation on April 1, 2016) is working on the synthesis of new materials and strengthening the development of new material compounding technologies to meet needs for enhanced functionality for semiconductor and automotive-related markets in addition to improving electrical properties such as insulating reliability. This functionality includes thermal hardening, photo-reactivity, and shape and stress stability. R&D expenses by reporting segment are as follows.

	Years ended March 31,			Increase (Decrease)
	2014	2015	2016
	Amount	Amount	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥2,553	¥3,302	¥3,731	13.0
Semiconductor Parts Group	2,206	2,308	2,198	(4.8)
Applied Ceramic Products Group	4,292	4,428	4,348	(1.8)
Electronic Device Group	6,351	8,557	7,686	(10.2)

Total Components Business	15,402	18,595	17,963	(3.4)
Telecommunications Equipment Group	4,294	3,935	3,868	(1.7)
Information Equipment Group	20,357	22,555	24,021	6.5

Total Equipment Business	24,651	26,490	27,889	5.3
Others	8,777	10,200	12,903	26.5

R&D expenses	¥48,830	¥55,285	¥58,755	6.3

% to net sales	3.4%	3.6%	4.0%

We have a variety of patents in Japan and other countries, and we hold licenses for the use of patents from others. Details are set forth in “Patents and Licenses” included in Item 4.B. “Business Overview” in this annual report on Form 20-F.

D. Trend Information

Kyocera is working to expand sales in the four key markets of “information and communications,” “automotive-related,” “environment and energy” and “medical and healthcare” with the aim of generating further growth.

The information and communications market was once again driven by growth in the market for smartphones in fiscal 2016. Despite continuing maturation in the mobile phone market, the market for smartphones is forecast to keep growing by approximately 7% in the 2016 calendar year. In addition, the components embedded in smartphones are required to be smaller and more sophisticated along with the enhanced performance and thinner profiles of smartphones. As a result, we project an increase in sales of Kyocera’s high-value-added components. We also expect solid growth in the communications infrastructure market.

In the automotive-related market, automobile sales volume in the 2016 calendar year is projected to increase by approximately 3% compared with the 2015 calendar year, particularly in China and the U. S. We also forecast growth in components for this market at a rate that exceeds automobile sales volume on the back of electrification of automobiles, with a view in particular to automated driving and of the pursuit of safety. Kyocera forecasts an increase in its electronic components, camera modules and leading-edge displays for automobiles in line with increased application of ADAS (Advanced Driving Assistant Systems) in automobiles. In addition to automated driving, we forecast an increase in components that contribute to improved fuel efficiency and curb exhaust gas following stricter exhaust gas regulations in certain regions aimed at boosting environmental responsiveness.

Kyocera’s key initiative in the environment and energy market concerns business development centered on solar power generating systems. In the core Japanese market, demand has weakened due to the impact primarily of a decline in purchase price in the feed-in-tariff system. Despite this, in the residential market, demand is expanding for power storage batteries and HEMS (Home Energy Management Systems) on the back of movement toward home electricity generation and self-consumption, and as such, sales are projected to increase for these systems and equipment. Overseas, the U.S. market is expected to remain buoyant due to expansion on the back of a tax credit system in the U.S. market and an extended applicable period for this system.

In the medical and healthcare market, demand exists for the provision of products and services alongside rising interest in longevity and health management. Kyocera commands high share in the market for artificial joints in Japan among Japanese manufacturers and we will continue striving to expand sales of these products, which include dental implants. Moreover, in line with advancements in digitalization and networking in this market, demand is expected to increase for the various components supporting these advancements.

Kyocera has a competitive advantage in terms of possessing management resources across diverse fields, up to and including components, devices, equipment, systems and services. With expectations of expansion in the IoT (Internet of Things) over the medium term, Kyocera will strive to create new value and actively grasp business opportunities by organically combining the products and technologies it has amassed over a long period of time.

E. Off-Balance Sheet Arrangements

Refer to Note 13 in the Consolidated Financial Statements included in this annual report on Form 20-F.

As a part of our ongoing business, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F. Tabular Disclosure of Contractual Obligations

The following table provides information about Kyocera’s contractual obligations and other commercial commitments that will affect Kyocera’s liquidity for the next several years, as of March 31, 2016. Kyocera anticipates that the funds required to fulfill these debt obligations and commitments will be cash at hand.

Contractual obligations	Less than 1 year	2-3 years	4-5 years	Thereafter	Total
	(Yen in millions)
Short-term borrowings	¥5,119	¥—	¥—	¥—	¥5,119
Interest payments for short-term borrowings*	24	—	—	—	24
Long-term debt (including due within one year)	9,516	13,293	4,593	229	27,631
Interest payments for long-term debt*	956	922	179	5	2,062
Long-term purchase agreements for the supply of raw material**	69,460	61,984	49,294	—	180,738
Operating leases	6,121	6,782	2,979	1,506	17,388
Obligations for the acquisition or construction of property, plant and equipment	12,586	69	7	—	12,662

Total contractual obligations	¥103,782	¥83,050	¥57,052	¥1,740	¥245,624

*	For Kyocera’s variable interest rate of borrowings and debt, Kyocera utilized the rates in effect as of March 31, 2016 when estimating schedule of interest payments.
**	For detailed information regarding these Long-term purchase agreements, see “Long-term purchase agreements for the supply of raw materials” which is described below.

In addition to contractual obligations shown in the above tables, Kyocera forecasts to contribute ¥13,208 million to its defined benefit pension plans in fiscal 2017. Kyocera recorded liabilities of ¥4,668 million for gross unrecognized tax benefits in accordance with FASB’s ASC 740, “Income Taxes” at March 31, 2016, which are not included in the above table because we are unable to make reasonable estimates of the period of settlements. For detailed information, see Note 15 to the Consolidated Financial Statements in this annual report on Form 20-F.

Long-term purchase agreements for the supply of raw materials

Between 2005 and 2008, Kyocera entered into four long term purchase agreements (the “LTAs”), principally governed by Michigan law, with Hemlock Semiconductor Corporation and its subsidiary Hemlock Semiconductor, LLC (collectively, “Hemlock”) for the supply of polysilicon material for use in its solar energy business. As of March 31, 2016, there is a remaining balance of ¥175,677 million of polysilicon material to be purchased under the LTAs by December 31, 2020, of which ¥47,694 million is prepaid.

A significant divergence between the market price of polysilicon material and the fixed contract price arose after the LTAs were signed. Because the Chinese government provided subsidies to Chinese polysilicon and solar panel producers, Chinese companies produced polysilicon material and solar panels at a significantly lower price compared to other market participants. As a result, other polysilicon producers reduced their prices, resulting in a significant decrease in polysilicon material and the distortion of the world market for polysilicon. The U.S. government also placed anti-dumping duties on solar panels imported from China. This situation has been prolonged and has had an adverse effect on Kyocera’s solar energy business. In light of these unprecedented circumstances, Kyocera entered into discussions with Hemlock to modify the contract terms including its price and quantity.

However, on April 1, 2015, Hemlock filed a lawsuit against Kyocera in the United States District Court Eastern District of Michigan claiming damages for the alleged anticipatory repudiation of the LTAs by Kyocera. On April 3, 2015, Kyocera sued Hemlock before the Tokyo District Court contending that the LTAs are illegal and unenforceable because of Hemlock’s alleged abuse of a superior position which is prohibited under Japanese Antitrust Law.

The legal proceedings in Michigan and Japan are in process, and accordingly, Kyocera has not ordered the polysilicon material for the amount stated under the LTAs during the year ended December 31, 2015 (“the 2015 amount”), which is ¥26,934 million in total. As the LTAs contain take-or-pay provisions which purport to require Kyocera to pay for quantities of polysilicon material even if they do not take immediate delivery, Hemlock issued an invoice for the amount equal to the difference between the 2015 amount and applicable advanced payment on January 1, 2016. Kyocera did not purchase before February 15, 2016, the due date for payment of this invoice; therefore, Hemlock issued the default notice on February 16, 2016. Kyocera contends that the LTAs are illegal and unenforceable under Japanese Antitrust Law and even if they are enforceable, Kyocera has the right to cure a default by purchasing the 2015 amount within a certain period from the issuance of the default notice. The cure period expires on August 14, 2016. Taking into consideration these conditions, Kyocera has accounted for its rights and obligations under the LTAs, and has recorded ¥26,934 million as other current asset for the 2015 amount and ¥20,639 million as other account payable for the amount equal to the difference between the 2015 amount and applicable advanced payment.

Kyocera subsequently placed an order for purchasing the 2015 amount on June 27, 2016 in order to secure the right to cure the default.

Kyocera considered the polysilicon material of the 2015 amount in its analysis based on lower of cost and net realizable value approach taking into consideration the anticipated selling price of the applicable solar products and concluded no loss was incurred as of March 31, 2016. In addition, Kyocera evaluated whether the obligation to purchase polysilicon material through 2020, assuming delivery, was an adverse obligation or not, and concluded that no loss was incurred as of March 31, 2016.

Kyocera has entered into purchase agreements with a specific supplier other than Hemlock for purchasing polysilicon material used in its solar energy business. Under those agreements, during the year ended March 31, 2016, Kyocera purchased ¥5,906 million and is obligated to purchase ¥5,061 million in total by December 31, 2016.

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

The following table shows Kyocera’s Directors and Audit & Supervisory Board Members as of June 24, 2016.

Name	Date of Birth	Position	Since	Term
Tetsuo Kuba	February 2, 1954	Representative Director and Chairman	2008 (Chairman 2013)	*1
Tatsumi Maeda	January 1, 1953	Representative Director and Vice Chairman	2008	*1
Goro Yamaguchi	January 21, 1956	Representative Director and President	2009 (President 2013)	*1
Ken Ishii	October 6, 1953	Director	2012	*1
Hiroshi Fure	February 24, 1960	Director	2013	*1
Yoji Date	September 20, 1956	Director	2013	*1
Takashi Kuki	May 15, 1957	Director	2016	*2
Hideo Tanimoto	March 18, 1960	Director	2016	*2
Koichi Kano	September 21, 1961	Director	2016	*2
Shoichi Aoki	September 19, 1959	Director	2009	*1
Yoshihito Ohta	June 26, 1954	Director	2010	*1
John Sarvis	March 4, 1950	Director	2016	*2
Robert Wisler	February 17, 1953	Director	2016	*2
Tadashi Onodera	February 3, 1948	Outside Director	2013	*1
Hiroto Mizobata	July 31, 1963	Outside Director	2015	*1
Atushi Aoyama	August 2, 1960	Outside Director	2016	*2
Itsuki Harada	August 5, 1955	Full-time Audit & Supervisory Board Member	2016	*3
Osamu Nishieda	January 10, 1943	Audit & Supervisory Board Member	1993	*3
Hitoshi Sakata	January 22, 1953	Audit & Supervisory Board Member	2016	*3
Masaaki Akiyama	January 4, 1945	Audit & Supervisory Board Member	2016	*3

*1	The term of office of a Director is two years after his election at the close of the ordinary general meeting of shareholders held on June 24, 2015.
*2	The term of office of a Director is one year after his election at the close of the ordinary general meeting of shareholders held on June 24, 2016.
*3	The term of office of an Audit & Supervisory Board Member is four years after his election at the close of the ordinary general meeting of shareholders held on June 24, 2016.

Tetsuo Kuba has served as the Representative Director and Chairman of Kyocera Corporation since 2013. He became an Executive Officer in 2003, a Managing Executive Officer in 2005, a Senior Managing Executive Officer in 2007, a Director in 2008 and the Representative Director and President in 2009. He joined Kyocera Corporation in 1982 and has served as the Representative Director and Chairman of Kyoto Purple Sanga Co.,

Ltd., the Representative Director and Chairman of Kyocera Crystal Device Corporation, the Representative Director and Chairman of Kyocera Document Solutions Inc., the Representative Director and Chairman of Kyocera Optec Co., Ltd., the Representative Director and Chairman of Kyocera Realty Development Co., Ltd., the Representative Director and Chairman of Kyocera Connector Products Corporation and the Chairman of the Board of AVX Corporation.

Tatsumi Maeda has served as the Representative Director and Vice Chairman of Kyocera Corporation since 2013. He became a Director in 2001 and retired in 2003. He became a Managing Executive officer in 2003, a Senior Managing Executive Officer in 2007 and rejoined as a Director in 2008. He became the Representative Director and Vice President in 2009. He joined Kyocera Corporation in 1975 and has served as a Charge of Engineering and Technology.

Goro Yamaguchi has served as the Representative Director and President of Kyocera Corporation since 2013. He became an Executive Officer in 2003, a Senior Executive Officer in 2005 and a Managing Executive Officer in 2009. He joined Kyocera Corporation in 1978 and has served as the Representative Director and Chairman and President in Kyocera Korea Co., Ltd., the Chairman of the Board of Directors of Kyocera (China) Sales & Trading Corporation, the Chairman of the Board of Directors of Shanghai Kyocera Electronics Co., Ltd., the Chairman of the Board of Directors of Dongguan Shilong Kyocera Co., Ltd., the Authorized Representative and Chairman of Kyocera Vietnam Co., Ltd. and the Chairman of the Board of Directors of Kyocera Management Consulting Service (Shanghai) Co., Ltd.

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

Takashi Kuki has served as a Director of Kyocera Corporation since 2016. He became an Executive Officer in 2015. He joined Kyocera Corporation in 1982 and has served as a Managing Executive Officer and the Representative Director and President of Kyocera Document Solutions Inc.

Hideo Tanimoto has served as a Director of Kyocera Corporation since 2016. He became an Executive Officer in 2015. He joined Kyocera Corporation in 1982 and has served as a Managing Executive Officer and the General Manager of Corporate Fine Ceramic Group.

Koichi Kano has served as a Director of Kyocera Corporation since 2016. He became an Executive Officer in 2013 and a Senior Executive Officer in 2015. He joined Kyocera Corporation in 1985 and has served as a Managing Executive Officer and the General Manager of Corporate Development Group.

Shoichi Aoki has served as a Director of Kyocera Corporation since 2009. He became an Executive Officer in 2005. He joined Kyocera Corporation in 1983 and has served as a Managing Executive Officer and the General Manager of Corporate Financial and Accounting Group.

Yoshihito Ohta has served as a Director of Kyocera Corporation since 2010. He became an Executive Officer in 2003 and a Senior Executive Officer in 2007. He joined Kyocera Corporation in 1978 and has served as a Managing Executive Officer and the Representative Director and Chairman of Kyocera Communication Systems Co., Ltd.

John Sarvis has served as a Director of Kyocera Corporation since 2016. He joined AVX Corporation in 1973 and has served as the President, Chief Executive Officer and a Director of AVX Corporation.

Robert Whisler has served as a Director of Kyocera Corporation since 2016. He became an Executive Officer in 2005. He joined Kyocera America, Inc. in 1981 and has served as the President and Director of Kyocera America, Inc. and Kyocera International, Inc.

Tadashi Onodera has served as an Outside Director of Kyocera Corporation since 2013. He joined DDI Corporation (currently KDDI Corporation) in 1989 and has served as the Chairman and Director of KDDI Corporation.

KDDI Corporation provides telecommunication services, and Kyocera sells mainly telecommunication equipment to KDDI Corporation. Kyocera serves KDDI Corporation as an independent vendor in terms of price determination, remittance condition and product distribution. All of the agreements and ongoing contractual commitments between Kyocera and KDDI Corporation have been made on an arm’s-length basis. In fiscal 2016, Kyocera’s sales to KDDI Corporation amounted to ¥120,895 million, or 8.2% of consolidated net sales.

Kyocera Corporation made an equity investment in KDDI Corporation when it was founded, and Kyocera Corporation’s equity interest in KDDI Corporation was 12.45% at March 31, 2016. Currently a Director of Kyocera Corporation is an Outside Director of KDDI Corporation, and a Director of KDDI Corporation is an Outside Director of Kyocera Corporation.

Hiroto Mizobata has served as an Outside Director of Kyocera Corporation since 2015. He joined KPMG Asahi Shinwa Accounting, Inc. (now known as KPMG AZSA LLC) in 1986. He was registered as a certified public accountant in 1988 and licensed a tax accountant in 1991. He has served as the Representative of Mizobata Certified Public Accountant Office.

Atushi Aoyama has served as an Outside Director of Kyocera Corporation since 2016. He has served as a Professor of Graduate School of Technology Management, Ritsumeikan University.

Atsushi Aoyama has two relatives within the second degree who used to be employees of Kyocera in the past. However, 29 years have passed after the retirement of the relative who retired later and currently no relative works in Kyocera.

Itsuki Harada has served as a Full-time Audit & Supervisory Board Member of Kyocera Corporation since 2016. He became the General Manager of Accounting Division of Dongguan Shilong Kyocera Optics Co., Ltd. (currently Dongguan Shilong Kyocera Co., Ltd.) in 1996 and the General Manager of Corporate Global Audit Division of Kyocera Corporation in 2010. He joined Kyocera Corporation in 1980.

Osamu Nishieda has served as an Audit & Supervisory Board Member of Kyocera Corporation since 1993. He has served as a Legal Counsel to Kyocera Corporation.

Hitoshi Sakata has served as an Audit & Supervisory Board Member of Kyocera Corporation since 2016. He has served as a Partner of the Oike Law Office and an Outside Director of Nippon Shinyaku Co., Ltd.

Masaaki Akiyama has served as an Audit & Supervisory Board Member of Kyocera Corporation since 2016. He joined Tomishima Audit Corporation (now known as Ernst & Young ShinNihon LLC) in 1968. He was registered as a certified public accountant in 1973. He has served as an Outside Audit & Supervisory Board Member of Joyful Honda Co., Ltd. and a Supervisory Officer of United Urban Investment Corporation.

Kyocera adopts an “executive officer system,” which aims to establish corporate governance appropriate for a global corporation together with a decision making system responsive to the business environment and to train the next generation of senior executives.

The following table shows Kyocera’s Executive Officers as of June 24, 2016.

Name	Position
Goro Yamaguchi	Executive Officer and President
Ken Ishii	Senior Managing Executive Officer (General Manager of Corporate Cutting Tool Group)
Hiroshi Fure	Senior Managing Executive Officer (General Manager of Corporate Automotive Components Group)
Yoji Date	Senior Managing Executive Officer (Representative Director and President of Kyocera Connector Products Corporation)
Takashi Kuki	Managing Executive Officer (Representative Director and President of Kyocera Document Solutions Inc.)
Hideo Tanimoto	Managing Executive Officer (General Manager of Corporate Fine Ceramic Group)
Koichi Kano	Managing Executive Officer (General Manager of Corporate Development Group)
Shoichi Aoki	Managing Executive Officer (General Manager of Corporate Financial and Accounting Group)
Yoshihito Ohta	Managing Executive Officer (Representative Director and Chairman of Kyocera Communication Systems Co., Ltd.)
Junichi Jinno	Senior Executive Officer (General Manager of Corporate Legal and Intellectual Property Group)
Shigeru Koyama	Senior Executive Officer (Representative Director and President of Kyocera Fineceramics GmbH)
Takashi Sato	Senior Executive Officer (General Manager of Corporate General Affairs Human Resources Group)
Keiji Itsukushima	Senior Executive Officer (General Manager of Corporate Communication Equipment Group)
Kazuyuki Nada	Executive Officer (General Manager of Corporate Organic Materials Semiconductor Components Group)
Takashi Okunosono	Executive Officer (General Manager of Corporate Ceramic Materials Semiconductor Components Group)
Masahiro Inagaki	Executive Officer (General Manager of Corporate R&D Group)
Masaaki Itoh	Executive Officer (Deputy General Manager of Corporate General Affairs Human Resources Group)

Name	Position
Yuji Goto	Executive Officer (President of Kyocera (China) Sales & Trading Corporation)
Hironao Kudo	Executive Officer (General Manager of Corporate Electronic Components Group)
Masaki Iida	Executive Officer (General Manager of Corporate Purchasing Group)
Hisamitsu Sakai	Executive Officer (General Manager of Corporate Printing Device Group)
Akihito Kubota	Executive Officer (General Manager of Corporate Solar Energy Group)
Yusuke Mizukami	Executive Officer (Deputy General Manager of Corporate Ceramic Materials Semiconductor Components Group)
Tayo Hamano	Executive Officer (Deputy General Manager of Corporate Automotive Components Group)
Masaaki Ozawa	Executive Officer (Deputy General Manager of Corporate Electronic Components Group)
Yoshihito Kurose	Executive Officer (Representative Director and President of Kyocera Communication Systems Co., Ltd.)

B. Compensation

The aggregate amount of compensation provided by Kyocera Corporation and its certain subsidiaries in fiscal 2016 to all Directors, Audit & Supervisory Board Members and Executive Officers of Kyocera Corporation was ¥1,738 million. The compensation is mainly comprised of basic remuneration, bonus, stock option, incentive compensation plan and retirement allowance.

In Japan, regulations require public companies to disclose an individual basis for each Director or Audit & Supervisory Board Member who receives aggregate compensation equal to or exceeding ¥100 million from the relevant company and its subsidiaries. In accordance with this requirement, we disclose compensation on an individual basis as follows.

Name	Position	Amounts of compensation by types				Total
		Basic remuneration	Bonus and others	Stock option	Retirment compensation and others
		(Yen in millions)
Tetsuo Kuba	Representative Director and Chairman of Kyocera Corporation	54	45	—	—	¥105

	Director and Chairman of the Board of AVX Corporation	2	—	4	—

Goro Yamaguchi	Representative Director and President of Kyocera Corporation	60	50	—	—	¥112

	Director of AVX Corporation	2	—	—	—

John S. Rigby	Director of Kyocera Corporation	6	—	—	1	¥179

	Director and President of Kyocera International, Inc.	35	—	—	137

Notes:

1. The positions of Tetsuo Kuba and Goro Yamaguchi represent their current positions as of the filing date of this annual report on Form 20-F.

2. Kyocera International, Inc. and AVX Corporation are Kyocera’s consolidated subsidiaries in the United States and the determinations of compensation were made by KII’s and AVX’s Compensation Committee pursuant to the U.S. regulations and based on its consideration for general and customary levels of compensation in the United States.

3. The compensation provided originally in the U.S. dollars at Kyocera International, Inc. and AVX Corporation were translated into the yen at a rate of ¥120 per $1.00, which was the average rate during fiscal 2016.

4. The position of John S. Rigby represents the positions as of March 21, 2016 as he resigned Director of Kyocera Corporation, Director and President of Kyocera International, Inc. as of March 21, 2016.

In addition to the above, Japanese regulations require public companies to disclose details of compensation paid to Directors and Audit & Supervisory Board Members by such company and also to disclose the policy applied in determining such compensation. In accordance with this requirement, we disclose certain information regarding compensation for Directors and Audit & Supervisory Board Members as follows.

The total amount of compensation paid to Directors and Audit & Supervisory Board Members, the amounts of compensation by types, and the number of Directors and Audit & Supervisory Board Members were as follows.

	Total amount of compensation	Amounts of compensation by types		Number of Directors and Audit & Supervisory Board Members
		Basic remuneration	Bonus
		(Yen in millions)
Director	¥318	¥182	¥136	10

Outside Director	21	21	—	2

Full-time Audit & Supervisory Board Member	58	58	—	3

Outside Audit & Supervisory Board Member	25	25	—	3

Total	¥422	¥286	¥136	18

Note:	Amount of remuneration to Directors does not include salaries for services as employees or Executive Officers for Directors who serve as such.

Policy to determine the amount of compensation

Kyocera Corporation’s compensation paid to Directors consists of “Basic remuneration” and “Bonuses to Directors.”

1) Basic remuneration

Basic remuneration consists of remuneration to be paid in compensation for the exercise of responsibility by each Director, and the amount of basic remuneration is determined in accordance with each Director’s materiality of their role.

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

D. Employees

The number of Kyocera’s employees by reporting segment at March 31, 2016 is as follows:

Fine Ceramic Parts Group	3,185
Semiconductor Parts Group	8,249
Applied Ceramic Products Group	7,932
Electronic Device Group	20,237
Telecommunications Equipment Group	4,240
Information Equipment Group	17,311
Others	6,524
Corporate	1,551

Total	69,229

Kyocera Corporation had 14,146 employees, and their average age and average service years were 41.1 and 17.8 respectively.

The numbers of Kyocera Corporation’s employees by reporting segments at March 31, 2016 are as follows:

Fine Ceramic Parts Group	2,776
Semiconductor Parts Group	3,504
Applied Ceramic Products Group	2,169
Electronic Device Group	1,532
Telecommunications Equipment Group	2,210
Information Equipment Group	—
Others	1,301
Corporate	654

Total	14,146

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

E. Share Ownership

Kyocera’s Directors, Audit & Supervisory Board Members and Executive Officers as of June 24, 2016 owned 722,764 shares of Kyocera Corporation in total (717,379 shares of common stock of Kyocera Corporation and 5,385 ADRs of Kyocera Corporation), or 0.2% of the outstanding shares of Kyocera Corporation at March 31, 2016. The numbers of shares owned by each Director, Audit & Supervisory Member and Executive Officer are shown in the following table.

Name	Title	Number of Shares
Tetsuo Kuba	Representative Director and Chairman	20,238
Tatsumi Maeda	Representative Director and Vice Chairman	10,693
Goro Yamaguchi	Representative Director and President	22,249
Ken Ishii	Director	7,653
Hiroshi Fure	Director	4,026
Yoji Date	Director	7,486
Takashi Kuki	Director	1,781
Hideo Tanimoto	Director	1,693
Koichi Kano	Director	3,055
Shoichi Aoki	Director	7,983
Yoshihito Ohta	Director	8,460
John Sarvis	Director	1,812 (ADR)
Robert Whisler	Director	3,573 (ADR)
Tadashi Onodera	Outside Director	1,452
Hiroto Mizobata	Outside Director	1,431
Atsushi Aoyama	Outside Director	—
Itsuki Harada	Full-time Audit & Supervisory Board Member	361
Osamu Nishieda	Audit & Supervisory Board Member	579,513
Hitoshi Sakata	Audit & Supervisory Board Member	—
Masaaki Akiyama	Audit & Supervisory Board Member	—
Junichi Jinno	Senior Executive Officer	1,719
Shigeru Koyama	Senior Executive Officer	3,023
Takashi Sato	Senior Executive Officer	3,282
Keiji Itsukushima	Senior Executive Officer	4,289
Kazuyuki Nada	Executive Officer	6,153
Takashi Okunosono	Executive Officer	2,042
Masahiro Inagaki	Executive Officer	2,072
Masaaki Itoh	Executive Officer	4,609
Yuji Goto	Executive Officer	4,762
Hironao Kudo	Executive Officer	601
Masaki Iida	Executive Officer	3,536
Hisamitsu Sakai	Executive Officer	105
Akihito Kubota	Executive Officer	366
Yusuke Mizukami	Executive Officer	78
Tayo Hamano	Executive Officer	874
Masaaki Ozawa	Executive Officer	715
Yoshihito Kurose	Executive Officer	1,079

Item 7.    Major Shareholders and Related Party Transactions

A. Major Shareholders

As far as is known to us, Kyocera is not, directly or indirectly, owned or controlled by any other corporation or by the Japanese or any foreign government, and there is no arrangement which may at a subsequent date result in a change in control of Kyocera.

The following table shows the ten largest shareholders of record of Kyocera Corporation at March 31, 2016.

Name	Shares owned	Ownership
	(in thousands)	(%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	36,362	9.63
Japan Trustee Services Bank, Ltd. (Trust Account)	24,239	6.42
State Street Bank and Trust Company (Standing proxy: The Hongkong and Shanghai Banking Corporation Limited)	18,924	5.01
The Bank of Kyoto, Ltd.	14,436	3.82
Kazuo Inamori	11,212	2.97
Kyocera Corporation	10,762	2.85
Inamori Foundation	9,360	2.48
KI Enterprise Co., Ltd.	7,099	1.88
Trust & Custody Services Bank, Ltd. (Stock Investment Trust Account)	6,380	1.69
JP Morgan Chase Bank 385632 (Standing proxy:Mizuho Bank, Ltd.)	5,364	1.42

Total	144,137	38.17

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

In accordance with the Financial Instruments and Exchange Law of Japan mentioned above, on April 21, 2016, BlackRock Japan Co., Ltd. and its related partners sent a copy of such a report to us, setting forth information regarding shareholders as of April 15, 2016 as shown in the following table. Despite this report, they are not included in the above list of major shareholders because we are not able to confirm the number of shares beneficially owned by them from our shareholders records as of March 31, 2016.

Name	Shares owner	Ownership
	(in thousands)	(%)
BlackRock Japan Co., Ltd.	5,149	1.36
BlackRock Advisors, LLC	1,407	0.37
BlackRock Investment Management, LLC	497	0.13
BlackRock (Luxembourg) S.A.	572	0.15
BlackRock Life Limited	920	0.24
BlackRock Asset Management Ireland Limited	1,690	0.45
BlackRock Fund Advisors	3,775	1.00
BlackRock Institutional Trust Company, N.A.	4,364	1.16
BlackRock Investment Management (UK) Limited	543	0.14

Total	18,918	5.01

According to the report filed with EDINET system on December 7, 2015, Mitsubishi UFJ Financial Group, Inc. and its related partners hold shares as of November 30, 2015 as shown in the following table. Despite this report, they are not included in the above list of major shareholders because we are not able to confirm the number of shares beneficially owned by them from our shareholders records as of March 31, 2016.

Name	Shares owner	Ownership
	(in thousands)	(%)
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	5,077	1.34
Mitsubishi UFJ Trust and Banking Corporation	7,951	2.11
Mitsubishi UFJ Kokusai Asset Management Co., Ltd.	4,769	1.26
Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.	1,088	0.29

Total	18,885	5.00

According to the report filed with EDINET system on February 3, 2016, Nomura Securities Co., Ltd. and its related partners hold shares as of January 29, 2016 as shown in the following table. Despite this report, they are not included in the above list of major shareholders because we are not able to confirm the number of shares beneficially owned by them from our shareholders records as of March 31, 2016.

Name	Shares owner	Ownership
	(in thousands)	(%)
Nomura Securities Co., Ltd.	221	0.06
NOMURA INTERNATIONAL PLC	1,456	0.39
Nomura Asset Management Co., Ltd.	19,932	5.28

Total	21,608	5.72

According to the report filed with EDINET system on May 10, 2016, Dodge & Cox hold shares as of April 29, 2016 as shown in the following table.

Name	Shares owner	Ownership
	(in thousands)	(%)
Dodge & Cox	16,031	4.25

According to Citibank N.A., the Depositary for Kyocera’s ADSs, as of March 31, 2016, 3,204,474 shares of Kyocera’s common stock were held in the form of ADSs and there were 613 ADS holders of record in the United States. According to Kyocera’s register of shareholders, as of March 31, 2016, there were 57,785 holders of Kyocera’s common stock of record worldwide. As of March 31, 2016, there were 157 record holders of Kyocera’s common stock with addresses in the United States, holding 61,875,072 shares of the outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.

B. Related Party Transactions

Significant Customer

Kyocera Corporation made an equity investment in KDDI Corporation when it was founded, and Kyocera Corporation’s equity interest in KDDI Corporation was 12.45% at March 31, 2016. In addition, currently a Director of Kyocera Corporation is an Outside Director of KDDI Corporation, and a Director of KDDI Corporation is an Outside Director of Kyocera Corporation. KDDI Corporation provides telecommunication services, and Kyocera sells mainly telecommunication equipment to KDDI Corporation. In fiscal 2016, Kyocera’s sales to KDDI Corporation amounted to ¥120,895 million, or 8.2% of consolidated net sales. Kyocera serves KDDI Corporation as an independent vendor in terms of price determination, remittance condition and product distribution. All of the agreements and ongoing contractual commitments between Kyocera and KDDI Corporation have been made on an arm’s-length basis.

Kyocera expects that KDDI Corporation will remain a significant customer in the future.

C. Interests of Experts and Counsel

Not applicable.

Item  8.    Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

The information required by this item is set forth beginning on page F-1 of this annual report on Form 20-F.

Dividend Policy

Kyocera normally pays cash dividends twice per year as an interim and a year-end dividend. Year-end dividend must be approved by shareholders at the ordinary general shareholders’ meeting. In addition to a year-end dividend, Kyocera may pay an interim dividend by resolution of its board of directors without shareholder approval.

Kyocera believes that the best way to increase corporate value and meet shareholders’ expectations is to improve future consolidated performance on an ongoing basis. Kyocera therefore has adopted a principal guideline that dividend amounts be within a range based on net income attributable to shareholders of Kyocera Corporation on a consolidated basis, and has set its dividend policy to maintain a consolidated payout ratio of 30% or more of consolidated net income attributable to shareholders of Kyocera Corporation. In addition, Kyocera determines dividend amounts based on an overall assessment, taking into account various factors including the amount of capital expenditures necessary for medium-to-long-term corporate growth.

Kyocera also has adopted policies to ensure a sound financial basis, and, for such purpose, it sets aside other general reserves in preparation for the creation of new businesses, cultivation of new markets, development of new technologies and acquisition, as necessary, of outside management resources to achieve sustainable corporate growth.

Pursuant to this dividend policy and based on full-year performance for fiscal 2016, Kyocera distributed a year-end dividend for fiscal 2016 in the amount of 50 yen per share. When aggregated with the interim dividend in the amount of 50 yen per share, the total annual dividend is 100 yen per share, the same amount as for fiscal 2015.

We held a board of directors meeting for the interim dividend on October 29, 2015.

B. Significant Changes

Except as disclosed in this annual report on Form 20-F, there have been no significant changes since March 31, 2016.

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

	Tokyo Stock Exchange		New York Stock Exchange
	Price per Share of Common Stock		Price per American Depositary Share*
Years ended March 31,	High	Low	High	Low
2012	¥4,520	¥3,030	$55.50	$39.08
2013	4,565	3,000	49.27	38.70
2014	5,880	4,175	57.78	42.85
2015	6,905	4,352	57.44	41.29
2016	7,207	4,415	59.69	38.01

Most Recent 6 months	High	Low	High	Low
December 2015	¥5,922	¥5,453	$47.73	$45.39
January 2016	5,641	4,752	45.83	39.50
February 2016	5,136	4,415	44.68	38.01
March 2016	5,326	4,856	46.64	43.54
April 2016	5,884	4,559	50.56	41.23
May 2016	5,600	5,150	50.93	48.40

*	The prices of American Depositary Shares are based upon reports by the New York Stock Exchange, with all fractional figures rounded up to the nearest two decimal points.

“Price per Share of Common Stock” and “Price per American Depositary Share” are calculated under the assumption that the stock split undertaken by Kyocera Corporation on October 1, 2013 had been undertaken at the beginning of the year ended March 31, 2012. For details of the stock split, please refer to “Capital Stock” in Item 10.B. “Memorandum and Articles of Association” of this annual report on Form 20-F on page 79.

On June 17, 2016, the closing price of our shares of Common Stock on the Tokyo Stock Exchange was ¥5,039 per share.

The following table shows the information about high and low sales prices for each quarterly period in fiscal 2015 and 2016 in respect of the shares of Common Stock of Kyocera Corporation on the Tokyo Stock Exchange, and the American Depositary Shares on the New York Stock Exchange.

For Voting Securities by Fiscal Quarter

		2015
		1st	2nd	3rd	4th
Common Stock:
Market price per share (A)	—High	¥5,068	¥5,229	¥6,035	¥6,905
	—Low	4,352	4,752	4,375	5,045
Cash dividends paid per share		40	—	40	—

American Depositary Share:
Market price per share (B)	—High	$49.13	$49.50	$50.18	$57.44
	—Low	43.42	45.30	41.29	43.48
Cash dividends paid per share (C)		0.39	—	0.33	—

		2016
		1st	2nd	3rd	4th
Common Stock:
Market price per share (A)	—High	¥7,207	¥6,577	¥6,068	¥5,641
	—Low	6,266	5,307	5,357	4,415
Cash dividends paid per share		60	—	50	—

American Depositary Share:
Market price per share (B)	—High	$59.69	$52.81	$50.40	$46.64
	—Low	51.24	44.75	44.98	38.01
Cash dividends paid per share (C)		0.48	—	0.40	—

(A)	Price on the Tokyo Stock Exchange
(B)	Price on the New York Stock Exchange
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

Directors

Under the Companies Act, the Board of Directors has the ultimate responsibility for the management of Kyocera Corporation and each Representative Director, who is elected from among the members of the Board of Directors, has the statutory authority to represent Kyocera Corporation in all respects. Under both the Companies Act and the Regulations of the Board of Directors of Kyocera Corporation, the Directors must refrain from engaging in any business competing with Kyocera Corporation unless approved by the Board of Directors and any Director who has a material interest in the subject matter of a resolution to be adopted by the Board of Directors cannot vote in such resolution. The Companies Act and the Articles of Incorporation of Kyocera Corporation provide that remuneration of Directors and Audit & Supervisory Board Members shall be determined at a general meeting of shareholders.

Except as stated below, neither the Companies Act nor Kyocera Corporation’s Articles of Incorporation include any special provision as to a Director’s or Audit & Supervisory Board Member’s power to vote in connection with their compensation; or the borrowing powers exercisable by a Representative Director (or a Director who is given power by a Representative Director to exercise such powers), their retirement age or requirement to hold any shares of capital stock of Kyocera Corporation.

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

Capital Stock

General

On January 5, 2009, a central clearing system for shares of Japanese listed companies was established pursuant to the Law Concerning Book-Entry Transfer of Corporate Bonds, Shares, etc. (together with regulations promulgated thereunder, the Book-Entry Law), and the shares of all Japanese companies listed on any Japanese stock exchange, including Kyocera Corporation’s shares, became subject to this system.

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

Under the Companies Act and the Book-Entry Law, in order to assert shareholders’ rights against Kyocera Corporation, a shareholder must have its name and address registered in the register of shareholders of Kyocera Corporation, except under limited circumstances.

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

Distributions of Surplus

General

Under the Companies Act, distributions of cash or other assets by joint stock corporations to their shareholders, so-called “dividends,” are referred to as “distributions of Surplus” (“Surplus” is defined in “Restriction on distributions of Surplus”). Kyocera Corporation may make distributions of Surplus to its shareholders any number of times per fiscal year, subject to certain limitations described in “Restriction on distributions of Surplus” below. Distributions of Surplus are required in principle to be authorized by a resolution of a general meeting of shareholders, but may also be made pursuant to a resolution of the Board of Directors if all the requirements described in (a) through (c) below are met:

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

Notice of a general meeting of shareholders, setting forth the place, time and purpose thereof, must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to the standing proxy or mailing address thereof in Japan) at least two weeks prior to the date set for the meeting. Under the Companies Act, such notice may be given to shareholders by electronic means, subject to the consent of the relevant shareholders.

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

The Companies Act provides that certain important matters shall be approved by a “special resolution” of a general meeting of shareholders. Under Kyocera Corporation’s Articles of Incorporation, the quorum for a special resolution is one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights represented at the meeting is required for adopting a special resolution. Such important matters include:

(i)	purchase of shares by Kyocera Corporation from a specific shareholder other than a Kyocera Corporation subsidiary;

(ii)	consolidation of shares;

(iii)	issuance or transfer of new shares or existing shares held by Kyocera Corporation as treasury stock to persons other than the shareholders at a “specially favorable” price;

(iv)	issuance of stock acquisition rights (including those incorporated in bonds with stock acquisition rights) to persons other than the shareholders under “specially favorable” conditions;

(v)	removal of Kyocera Corporation’s Audit & Supervisory Board Members;

(vi)	exemption from a portion of liability of Kyocera Corporation’s Directors, Audit & Supervisory Board Members or independent auditors;

(vii)	reduction of stated capital (subject to certain exceptions);

(viii)	distribution of Surplus in kind with respect to which shareholders are not granted the right to require Kyocera Corporation to make distribution in cash instead of in kind;

(ix)	any amendment to Kyocera Corporation’s Articles of Incorporation (except for such amendments that may be made without approval by shareholders under the Companies Act);

(x)	transfer of the whole or a substantial part of Kyocera Corporation’s business;

(xi)	the transfer of the whole or a part of equity interests in any of Kyocera Corporation’s subsidiaries, which meets certain requirements;

(xii)	taking over of the whole of the business of another company requiring shareholders’ approval;

(xiii)	dissolution, merger or consolidation requiring shareholders’ approval;

(xiv)	corporate split requiring shareholders’ approval; and

(xv)	establishment of a parent and wholly-owned subsidiary relationship by way of a share transfer (kabushiki-iten) or share exchange (kabushiki-kokan) requiring shareholders’ approval.

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

Transfer agent

Kyocera Corporation’s transfer agent is Mitsubishi UFJ Trust and Banking Corporation. Mitsubishi UFJ Trust and Banking Corporation maintains Kyocera Corporation’s register of shareholders and registers the names and addresses of Kyocera Corporation’s shareholders and other relevant information in Kyocera Corporation’s register of shareholders upon notice thereof from JASDEC, as described in “Record date” below.

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

The total amount of the purchase price of shares may not exceed the Distributable Amount, as described in “Distributions of Surplus-Restriction on distributions of Surplus” above.

The Companies Act permits Kyocera Corporation to hold shares acquired by it as treasury stock. Treasury stock may be held by Kyocera Corporation for any time period and may be cancelled by resolution of its Board of

Directors. Kyocera Corporation may also transfer to any person shares held by it as treasury stock, subject to a resolution of its Board of Directors, and subject also to other requirements similar to those applicable to the issuance of new shares. Kyocera Corporation may also utilize its treasury stock for the purpose of transfer to any person upon exercise of stock acquisition rights or for the purpose of acquiring another company by way of merger, share exchange or corporate split through exchange of treasury stock for shares or assets of the acquired company. No specific approval by the Board of Directors or shareholders at a shareholders meeting is required for this utilization of treasury stock, although the grant of the relevant stock acquisition rights or the relevant merger, share exchange or corporate split must be approved, as the case may be, by the Board of Directors or shareholders at Kyocera Corporation’s general meeting of shareholders.

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

Under the clearing system, shares constituting less than one unit are transferable. However, because shares constituting less than one unit do not comprise a trading unit, except under limited circumstances, such shares may not be sold on the Japanese stock exchanges under the rules of the Japanese stock exchanges.

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

A similar report must also be filed in respect of any subsequent change of one percent or more in any such holding, with certain exceptions. (For this purpose, any shares of Kyocera Corporation to be issued or transferred to these persons upon the exercise of stock acquisition rights, of which none are currently outstanding, would be taken into account in determining both the number of shares held by such holder and Kyocera Corporation’s total issued share capital.) Reports are required to be filed through the EDINET system.

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

For a summary of the settlement, please refer to “Financial settlement between AVX Corporation and the United States and the Commonwealth of Massachusetts regarding the New Bedford Harbor Superfund Site” in Item 5.A. “Operating Results” of this annual report on Form 20-F on page 45.

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

United States Taxation

The following discusses the material United States federal income tax consequences of the ownership of shares or ADSs. It only applies to “U.S. holders” (as defined below) of shares or ADSs who hold their shares or ADSs as capital assets for tax purposes. This section does not address special classes of holders, some of whom may be subject to special rules including:

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

The tax consequences of holding and disposing of shares or ADSs depends upon whether we are a passive foreign investment company, or “PFIC”, for United States federal income tax purposes. We believe that we were a PFIC for the 2016 fiscal year, but that we were not a PFIC in any previous taxable years, and the discussion herein assumes the accuracy of this belief. The determination of whether we are a PFIC is a factual determination that is made annually and thus may be subject to change. Accordingly, we cannot predict whether we will be a PFIC in future taxable years.

In general, we will be a PFIC for a taxable year if:

•	at least 75% of our gross income for the taxable year is passive income or

•	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income. Under these rules, all of the assets of our wholly-owned subsidiaries are treated as held by us, and all of the income of our wholly-owned subsidiaries is treated as recognized by us, for purposes of the PFIC asset and income tests described above. Most of our assets are passive for PFIC purposes and we therefore believe that we are currently a PFIC. Except as otherwise noted below, the discussion herein assumes that we will be a PFIC in future taxable years.

The tax consequences to you of holding our shares or ADSs depends upon whether you make a mark-to-market election with respect to your shares or ADSs. Accordingly, the discussion below separately addresses the tax consequences if you do not make such an election and the tax consequences if you do make such an election.

Because we do not intend to provide certain required information, you will not be able to make an election to have us treated as a “qualified electing fund” for United States federal income tax purposes.

If you own shares or ADSs during any year that we are a PFIC with respect to you, you will generally be required to file Internal Revenue Service (“IRS”) Form 8621, subject to a de minimis exception.

Tax Consequences If You Do Not Make a Mark-to-Market Election

This section describes the tax consequences if you do not make the mark-to-market election described below under “Mark-to-Market Election”.

Dividends

The tax treatment of distributions with respect to the shares and ADSs depends upon whether the distribution is an “excess distribution” under the rules described below. The discussion in this subsection only applies to distributions that are not excess distributions under the rules described below.

The gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation as ordinary dividend income. The dividend is taxable to you when you receive the dividend, actually or constructively, and will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. In addition, the dividend will not be eligible for the preferential tax rates that apply to qualified dividend income received by non-corporate U.S. holders. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the shares or ADSs and thereafter as gain from the sale or disposition of shares or ADSs. However, we do not maintain calculations of our earnings and profits in accordance with United States federal income tax accounting principles. You should therefore assume that any distribution with respect to our shares and ADSs will be reported as ordinary dividend income.

You must include in your income any Japanese tax withheld from a dividend payment even though you do not in fact receive the withheld amounts. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Japanese Yen payments made, determined at the spot Japanese Yen/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Dividends will be income from sources outside the United States and will, depending on your circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to you. Subject to generally applicable limitations, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable or deductible against your United States federal income tax liability. If the withholding tax could have been reduced under the Treaty or a refund of the tax withheld is available to you under Japanese law, the amount of tax that could have been reduced or that is refundable will not be eligible for credit against your United States federal income tax liability.

Sale or Other Disposition of Shares or ADSs

If you sell or otherwise dispose of your shares or ADSs, you will generally recognize gain or loss equal to the difference between the U.S. dollar value of the amount you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Any such gain will be subject to the rules with respect to excess distributions described below and thus will be subject to tax at the rates applicable to ordinary income, while any such loss will be a capital loss. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. For purposes of the excess distribution rules described below, you will generally be treated as having disposed of your shares or ADSs if you pledge your shares or ADSs as security for a loan, unless you would recognize a loss for United States federal income purposes upon a disposition of your shares or ADSs.

Excess Distributions

Any distributions to you during a single taxable year (other than any amounts you receive during the first year of your holding period in the shares or ADSs) that are greater than 125% of the average annual distributions received by you in respect of the shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the shares or ADSs, will be treated as excess distributions. This rule will apply irrespective of whether the distribution exceeds our current and accumulated earnings and profits. Additionally, any gain you realize on the sale or other disposition of your shares or ADSs will be treated as an excess distribution. Excess distributions are subject to the following special rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the shares or ADSs,

•

the amount allocated to the taxable year in which you received the excess distribution, or to a prior year in which we were not a PFIC with respect to you, will be taxed as ordinary income based on the top rates applicable in the year of distribution,

•	the amount allocated to each prior year in which we were a PFIC with respect to you will be taxed at the highest tax rate in effect for that year,

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year, and

•

special rules apply in determining the foreign tax credit limitation for any foreign taxes that are imposed with respect to any excess distributions that you realize with respect to your shares or ADSs.

Except to the extent inconsistent with the rules described above, the discussion under “Dividends” above will apply to distributions that are treated as excess distributions.

If we are a PFIC for any taxable year, to the extent any of our subsidiaries are also PFICs, you will generally be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in the proportion which the value of the shares you own bears to the value of all of our shares, and you will generally be subject to the tax consequences described above (including the Form 8621 reporting requirement described above) with respect to the shares of such lower-tier PFIC you would be deemed to own. As a result, if we receive a distribution from any lower-tier PFIC or sell shares in a lower-tier PFIC, you will generally be subject to tax under the excess distribution rules described above in the same manner as if you had held your proportionate share of the lower-tier PFIC stock directly, even if we do not distribute such amounts to you. However, if you are treated as receiving an excess distribution in respect of a lower-tier PFIC, you would increase your tax basis in your shares by the amount of such distribution. In addition, if we distribute such amount to you with respect to your shares, you would not include the distribution in income but you would rather reduce your tax basis in your shares by the amount of the distribution. The application of the PFIC rules to your indirect ownership of any lower-tier PFICs that we hold is complex and uncertain, and you should therefore consult your tax advisor regarding the application of such rules to your ownership of our shares and ADSs.

Mark-to-Market Election

If we are a PFIC and our shares and ADSs are “regularly traded” on a “qualified exchange”, you would be eligible to make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. Our shares or ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the shares or ADSs are traded on a qualified exchange for at least 15 days during each calendar quarter. A “qualified exchange” includes the New York Stock Exchange on which our ADSs are traded and a foreign exchange that is regulated by a governmental authority in which the exchange is located and with respect to which certain other requirements are met. The IRS has not yet identified specific foreign exchanges that are “qualified” for this purpose. Under current law, the mark-to-market election may be available to holders of ADSs because the ADSs will be listed on the New York Stock Exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. However, even if you make a mark-to-market election with respect to our shares or ADSs, you will not be able to make a mark-to-market election with respect to any of our subsidiaries that are PFICs, and you will therefore be subject to the rules described in the previous subsection with respect to your indirect interest in such subsidiaries.

You can make a mark-to-market election with respect to your shares or ADSs (assuming the requirements described above for making an election are satisfied) by filing an IRS Form 8621 with your federal income tax return for the first taxable year in which you make the election. The election will continue to be in effect for all taxable years in which we are a PFIC and our shares and ADSs are treated as marketable stock, and you may not revoke the mark-to-market election without the consent of the IRS.

Consequences of Making a Mark-to-Market Election

If you make a mark-to-market election with respect to your shares or ADSs, distributions and gain from the sale or disposition of shares or ADSs will generally be treated as described above under “Tax Consequences If You Do Not Make a Mark-to-Market Election,” except that such distributions or gain will not be subject to the excess distribution rules described above. Instead, in general, you will include as ordinary income in each year that we are a PFIC the excess, if any, of the fair market value of your shares or ADSs at the end of the taxable year over your adjusted tax basis in your shares or ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. You will also be allowed to take an ordinary loss in each year that we are a PFIC in respect of the excess, if any, of the adjusted tax basis of your shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your tax basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts.

In each year that we are a PFIC any gain you recognize on the sale of other disposition of your shares or ADSs will be treated as ordinary income and any loss will be ordinary loss to the extent of the net amount of previously included income as a result of the mark-to-market-election, and thereafter will be capital loss.

Tax Consequences for Years in Which We Were Are or Were Not a PFIC

If we are not a PFIC in a future taxable year, the tax treatment of your shares or ADSs will depend upon whether the “once a PFIC, always a PFIC” rule applies to your shares or ADSs. Specifically, under the “once a PFIC, always a PFIC” rule, your shares or ADSs will be treated as stock in a PFIC in a taxable year even if we are not a PFIC in such taxable year, as long as we were a PFIC at any time during your holding period of the shares or ADSs unless (a) you had a valid mark-to-market election in effect during all taxable years in which you held our shares or ADSs and we were a PFIC or (b) you made a special “purging election” with respect to your shares or ADSs that effectively removes the PFIC taint from your shares or ADSs. U.S. holders are urged to consult their tax advisors regarding the application of the “once a PFIC, always a PFIC” rule to their shares or ADSs and the mechanics and tax consequences of making the purging election described above.

This paragraph addresses the tax treatment of distributions on, and gain from the sale of, shares or ADSs in taxable years in which we are not a PFIC (i.e., all of our taxable years prior to fiscal 2016 and any other taxable years in which we are not a PFIC and the “once a PFIC, always a PFIC” rules does not apply to your shares or ADSs). Such distributions and gain will generally be treated as described above under “Tax Consequences If You Do Not Make a Mark-to-Market Election” above, except that such distributions and gain will not be subject to the excess distribution rules described above. In addition, subject to the following sentence, if you are a noncorporate U.S. holder, dividends will generally be qualified dividend income and will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. However, if we are a PFIC with respect to you in the year a dividend is paid or the previous year, the dividend will not be qualified dividend income eligible for the preferential tax rates.

If we are not a PFIC in a taxable year but the “once a PFIC, always a PFIC” rule applies to your shares or ADSs in such year, then the rules described above for taxable years in which we are a PFIC will continue to apply to your shares or ADSs.

In addition, if you sell or otherwise dispose of shares or ADSs, the gain you recognize will be capital gain or loss for United States federal income tax purposes. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations.

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

Foreign Currency Exchange Risk

Kyocera enters into foreign currency forward contracts to hedge certain existing assets and liabilities denominated in foreign currencies, principally the U.S. dollar and the Euro. All such contracts in effect at March 31, 2016 will generally mature within four months. The following tables provide information about Kyocera’s major foreign currency forward contracts existing at March 31, 2016, which include hedge accounting setting forth the contract amounts, fair value, weighted average exchange rates. The contract amounts are generally used to calculate the contractual payments to be exchanged under the contracts.

	(Pay/Receive)
Forward exchange contracts to sell foreign currencies	US$/Yen	Euro/Yen	STG/US$
	(Yen in millions except contractual rates)
Contract amounts	¥151,492	¥67,634	¥3,712
Fair value	3,895	877	(28)
Weighted average contractual rates	0.009	0.008	0.700

	(Receive/Pay)
Forward exchange contracts to purchase foreign currencies	Yen/US$	CZK/US$	Euro/US$
	(Yen in millions except contractual rates)
Contract amounts	¥5,834	¥2,427	¥2,349
Fair value	87	29	18
Weighted average contractual rates	114.233	24.212	0.890

Note: “STG” means the lawful currency of the United Kingdom and “CZK” means the lawful currency of the Czech Republic.

Interest Rate Risk

The tables below provide information about Kyocera’s financial instruments that are sensitive to changes in interest rates.

Long-term debt (including due within one year)
	Average pay rate	Expected maturity date						Total	Fair value
		during the year ending March 31,
		2017	2018	2019	2020	2021	Thereafter
		(Yen in millions)
Loans from banks and others	4.18%	¥9,516	7,636	5,657	3,237	1,356	229	¥27,631	¥27,631

Equity Price Risk

Kyocera has marketable equity and debt securities that are classified as available-for-sale and are carried in the consolidated balance sheets at fair value. Changes in fair value are recognized as other comprehensive income, net of taxes, as a separate component of shareholders’ equity. Gross unrealized gains on marketable equity securities, which were ¥805,895 million, included ¥764,431 million derived from unrealized gain of KDDI Corporation held by Kyocera. Detailed information appears in Note 3 to the Consolidated Financial Statements included in this annual report on Form 20-F. Kyocera evaluates whether declines in fair value of debt and equity securities are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost and the anticipated recoverability of fair value in the future. At March 31, 2016, Kyocera held the following available-for-sale marketable equity and debt securities.

	March 31, 2016
	Cost	Fair Value
	(Yen in millions)
Equity securities	¥267,598	¥1,073,390

Item 12.    Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fee Schedule

Kyocera’s ADR program is administered by Citibank, N. A., as depositary.

The holder of an ADR has to pay the following fees and charges related to services in connection with the ownership of the ADR to the depositary bank.

Service	Rate	By Whom Paid
(1) Issuance of ADSs upon deposit of Stock (excluding issuances contemplated by paragraphs (3)(b) and (5) below).	Up to $5.00 per 100 ADSs (or fraction thereof) issued.	Party for whom deposits are made or party receiving ADSs.

(2) Delivery of Deposited Securities, property and cash against surrender of ADSs.	Up to $5.00 per 100 ADSs (or fraction thereof) surrendered.	Party surrendering ADSs or making withdrawal.

(3) Distribution of (a) cash dividend or (b) ADSs pursuant to Stock Splits (as defined in the Deposit Agreement)	No fee.	Not applicable.

Service	Rate	By Whom Paid
(4) Distribution of cash proceeds (i.e. upon sale of rights and other entitlements).	Up to $2.00 per 100 ADSs held.	Party to whom distribution is made.

(5) Distribution of ADSs pursuant to exercise of rights.	Up to $5.00 per 100 ADSs issued.	Party to whom distribution is made.

Charges

Holders and Beneficial Owners shall be responsible for the following charges:

(i)	taxes (including applicable interest and penalties) and other governmental charges;

(ii)	such registration fees as may from time to time be in effect for the registration of shares of Stock or other Deposited Securities on the share register and applicable to transfers of shares of Stock or other Deposited Securities to or from the name of the Custodian, the Depositary or any nominees upon the making of deposits and withdrawals, respectively;

(iii)	such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the Deposit Agreement to be at the expense of the person depositing shares of Stock or Holders and Beneficial Owners of ADSs;

(iv)	the expenses and charges incurred by the Depositary in the conversion of foreign currency;

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

Item 14.    Material Modification to the Rights of Security Holders and Use of Proceeds

None.

Item 15.    Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Kyocera’s management, with the participation of its principal executive and principal financial officers, evaluated the effectiveness of Kyocera’s disclosure controls and procedures (as defined in Rules 13a-15(e) under the U.S. Securities Exchange Act of 1934, as amended) as of March 31, 2016. Based on that evaluation, Kyocera’s principal executive and principal financial officers concluded that the disclosure controls and procedures were effective as of that date.

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

Kyocera’s management, with the participation of its principal executive and principal financial officers, evaluated the effectiveness of Kyocera’s internal control over financial reporting using the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, Kyocera’s management concluded that Kyocera’s internal control over financial reporting was effective as of March 31, 2016. Kyocera’s independent registered public accounting firm, PricewaterhouseCoopers Kyoto has audited the effectiveness of Kyocera’s internal control over financial reporting as of March 31, 2016, as stated in their report which appears on page F-1 of this annual report on Form 20-F.

Evaluation of Changes in Internal Control over Financial Reporting

Kyocera’s management, with the participation of its principal executive and principal financial officers, also carried out an evaluation of changes in our internal control over financial reporting during the year ended March 31, 2016. Based on that evaluation, there was no change in Kyocera’s internal control over financial reporting that occurred during the year ended March 31, 2016 that materially affected, or is reasonably likely to materially affect, Kyocera’s internal control over financial reporting.

Item 16.    [Reserved]

Item 16A.    Audit Committee Financial Expert

The board of directors of Kyocera has determined that Itsuki Harada and Masaaki Akiyama are an “audit committee financial expert” as defined in Item 16A of Form 20-F and the Audit & Supervisory Board of Kyocera has consented to the determination. In addition, Masaaki Akiyama is determined to be independent as defined by Japanese legal provisions.

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

Item 16C.    Principal Accountant Fees and Services

Principal Independent Registered Public Accounting Firm Fees

PricewaterhouseCoopers Kyoto served as our independent registered public accounting firm for fiscal 2015 and fiscal 2016 and audited our Consolidated Financial Statements included in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers Kyoto, and other member firms of PricewaterhouseCoopers to Kyocera in fiscal 2015 and fiscal 2016.

	Years ended March 31,
	2015	2016
	(Yen in millions)
Audit Fees(1)	¥1,752	¥1,834
Audit-related Fees	5	4
Tax Fees(2)	228	208
All Other Fees	4	11

Total	¥1,989	¥2,057

(1)	Amounts represent fees for the annual audit of Kyocera for fiscal 2015 and fiscal 2016, reviews of Kyocera’s financial statements for interim periods, other regulatory filings in fiscal 2015 and fiscal 2016 and the statutory audit of internal control over financial reporting for fiscal 2015 and fiscal 2016.
(2)	Amounts represent fees for tax services which are mainly international tax compliance performed by the tax department of the independent registered public accounting firm other than financial audit in fiscal 2015 and fiscal 2016.

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

Item 16D.    Exemptions from the Listing Standards for Audit Committees

With respect to the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 relating to listed company audit committees, which apply to us through Section 303A.06 of the New York Stock Exchange’s Listed Company Manual, we rely on an exemption provided by paragraph (c)(3) of that Rule available to foreign private issuers with audit & supervisory board meeting certain requirements. For a New York Stock Exchange-listed Japanese company with an audit & supervisory board, the requirements for relying on paragraph (c)(3) of Rule 10A-3 are as follows:

(a)	The audit & supervisory board must be established, and its members must be selected, pursuant to Japanese law expressly requiring such a board for Japanese companies that elect to have a corporate governance system with audit & supervisory board members.

(b)	Japanese law must and does require the audit & supervisory board to be separate from the board of directors.

(c)	None of the audit & supervisory board members is elected by management, and none of the listed company’s executive officers is a member of the audit & supervisory board.

(d)	Japanese law must and does set forth standards for the independence of all audit & supervisory board members from the listed company or its management. Also, under Japanese law, at least half of a company’s audit & supervisory board members must be “outside” audit & supervisory board members, to whom additional independence requirements apply.

(e)	The audit & supervisory board, in accordance with Japanese law or the listed company’s governing documents, must be responsible, to the extent permitted by Japanese law, for the appointment, retention and oversight of the work of any registered public accounting firm engaged (including, to the extent permitted by Japanese law, the resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed company, including its principal accountant which audits its Consolidated Financial Statements included in its annual reports on Form 20-F.

(f)	To the extent permitted by Japanese law:

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

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth certain information with respect to purchases of our own shares by us and our affiliated purchasers.

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
April 1 to April 30, 2015	414	7,049.18	—	—
May 1 to May 31, 2015	352	6,663.43	—	—
June 1 to June 30, 2015	104	6,475.19	—	—
July 1 to July 31, 2015	615	6,387.88	—	—
August 1 to August 31, 2015	486	6,099.98	—	—
September 1 to September 30, 2015	56	6,091.53	—	—
October 1 to October 31, 2015	378	5,767.10	—	—
November 1 to November 30, 2015	182	5,716.76	—	—
December 1 to December 31, 2015	752	5,677.58	—	—
January 1 to January 31, 2016	556	5,317.79	—	—
February 1 to February 29, 2016	360	4,886.93	—	—
March 1 to March 31, 2016	210	5,025.25	—	—

Total	4,465	5,920.00	—	—

Notes:

Under the Companies Act, a holder of shares constituting less than one full unit may request Kyocera to purchase such shares at their market value. Please refer to “Capital Stock” in Item 10.B. “Memorandum and Articles of Association” of this annual report on Form 20-F on page 79. All purchases described in the above table were made pursuant to such requests by shareholders.

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

For large Japanese companies, including Kyocera Corporation, which employ a corporate governance system based on an audit & supervisory board (the audit & supervisory board system), the Companies Act of Japan (the Companies Act) has no independence requirement with respect to directors. The task of overseeing management and independent auditors is assigned to the audit & supervisory board members, who are separate from Kyocera Corporation’s management.

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

As of June 24, 2016, Kyocera Corporation had four audit & supervisory board members, of whom two were “outside” audit & supervisory board members.

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

Kyocera Corporation and other large Japanese companies which employ the audit & supervisory board system are required to have at least three audit & supervisory board members. As of June 24, 2016, Kyocera Corporation had four audit & supervisory board members. Each audit & supervisory board member serves a four-year term of office. In contrast, the term of office of each director of Kyocera Corporation is two years.

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

The total amount of compensation for Kyocera Corporation’s directors and the total amount of compensation for Kyocera Corporation’s audit & supervisory board members are proposed to, and voted upon by, a general meeting of shareholders. Once the proposal for each of such total amount of compensation is approved at the general meeting of shareholders, each of the board of directors and audit & supervisory board allocates the respective total amount among its respective members.

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

Item 18.    Financial Statements

The information required by this item is set forth beginning on page F-1 of this annual report on Form 20-F.

Item 19.    Exhibits

Exhibit Number	Description
1.1	Articles of Incorporation (incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on June 28, 2013 (File No. 001-07952))

1.2	Share Handling Regulations of the Registrant (incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on June 30, 2014 (File No. 001-07952))

1.3	Regulations of the Board of Directors of the Registrant (incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on June 29, 2011 (File No. 001-07952))

1.4	Regulations of the Audit & Supervisory Board of the Registrant (incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on June 30, 2015 (File No. 001-07952))

2.1	Amended and Restated Deposit Agreement, dated as of June 29, 1998 among Kyocera Corporation, Citibank N.A. as Depositary and all owners and holders from time to time of American Depositary Receipts, as amended by Amendment No.1 thereto, dated as of January 5, 1999 (incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 24, 2001), as further amended by Amendment No. 2 thereto, dated as of December 21, 2007, including the form of American Depositary Receipt (incorporated by reference to Post-effective Amendment No. 2 to the Registrant’s Registration Statement on Form F-6 filed on December 4, 2007 (File No. 333-07222))

4.1	Supplemental Consent Decree with Defendant AVX Corporation containing agreement between AVX Corporation and the United States and the Commonwealth of Massachusetts, dated October 10, 2012 (incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on June 28, 2013 (File No. 001-07952))

Exhibit Number	Description
8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of the Registrant’s Annual Report on Form 20-F)

11.1	Code of Ethics (incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on July 5, 2007 (File No. 001-07952))

12.1	Certification of the principal executive officer of the Registrant required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer of the Registrant required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the principal executive officer of the Registrant required by 17 C.F.R. 240. 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of the principal financial officer of the Registrant required by 17 C.F.R. 240. 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Consent of PricewaterhouseCoopers Kyoto with respect to its report on the audit of the financial statements included in the Registrant’s Annual Report on Form 20-F

101. INS	XBRL Taxonomy Extension Instance Document

101. SCH	XBRL Taxonomy Extension Schema Document

101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101. LAB	XBRL Taxonomy Extension Labels Linkbase Document

101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document

101. DEF	XBRL Taxonomy Extension Definition Linkbase Document

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Kyocera Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, equity and cash flows present fairly, in all material respects, the financial position of Kyocera Corporation and its subsidiaries (the “Company”) at March 31, 2015 and March 31, 2016, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2016 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Kyoto

Kyoto, Japan

June 27, 2016

Consolidated Balance Sheets

Kyocera Corporation and Consolidated Subsidiaries

March 31, 2015 and 2016

ASSETS	2015	2016
	(Yen in millions and shares in thousands)
Current assets:
Cash and cash equivalents	¥351,363	¥374,020
Short-term investments in debt and equity securities (Notes 3 and 4)	95,237	101,566
Other short-term investments (Note 3)	184,358	213,613
Trade receivables
Notes (Note 7)	19,130	22,832
Accounts (Note 7)	299,412	266,462
Less allowances for doubtful accounts and sales returns (Note 6)	(5,378)	(5,278)

	313,164	284,016
Inventories (Note 5)	354,499	327,875
Other current assets (Notes 6, 8, 12, 13, and 15)	158,926	133,671

Total current assets	1,457,547	1,434,761

Investments and advances:
Long-term investments in debt and equity securities (Notes 3, 4 and 10)	1,051,638	1,131,403
Other long-term investments (Notes 3, 4, 6 and 7)	20,402	20,130

Total investments and advances	1,072,040	1,151,533

Property, plant and equipment (Notes 4 and 10):
Land	59,590	59,914
Buildings	350,354	344,087
Machinery and equipment	846,391	841,895
Construction in progress	11,015	18,314
Less accumulated depreciation	(1,005,859)	(999,723)

Total property, plant and equipment	261,491	264,487

Goodwill (Notes 2, 4 and 9)	102,167	102,599
Intangible assets (Notes 2, 4 and 9)	56,615	59,106
Other assets (Notes 6, 8, 10, 11 and 15)	71,324	82,563

Total assets	¥3,021,184	¥3,095,049

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

March 31, 2015 and 2016

LIABILITIES AND EQUITY	2015	2016
	(Yen in millions and shares in thousands)
Current liabilities:
Short-term borrowings (Note 10)	¥4,129	¥5,119
Current portion of long-term debt (Notes 4 and 10)	9,441	9,516
Trade notes and accounts payable	119,654	115,644
Other notes and accounts payable (Note 13)	59,613	82,758
Accrued payroll and bonus	59,454	59,959
Accrued income taxes	17,316	22,847
Other accrued liabilities (Note 13)	53,305	43,525
Other current liabilities (Notes 12 and 15)	33,339	28,464

Total current liabilities	356,251	367,832

Non-current liabilities:
Long-term debt (Notes 4, 8 and 10)	17,881	18,115
Accrued pension and severance liabilities (Note 11)	34,764	46,101
Deferred income taxes (Note 15)	292,454	271,220
Other non-current liabilities (Note 15)	16,211	18,019

Total non-current liabilities	361,310	353,455

Total liabilities	717,561	721,287

Commitments and contingencies (Note 13)

Kyocera Corporation shareholders’ equity:
Common stock:
Authorized 600,000 shares
Issued 377,619 shares at March 31, 2015 and
Issued 377,619 shares at March 31, 2016	115,703	115,703
Additional paid-in capital	162,695	162,844
Retained earnings	1,502,310	1,571,002
Accumulated other comprehensive income	469,673	469,803
Common stock in treasury, at cost:
10,757 shares at March 31, 2015 and
10,762 shares at March 31, 2016	(35,062)	(35,088)

Total Kyocera Corporation shareholders’ equity	2,215,319	2,284,264
Noncontrolling interests	88,304	89,498

Total equity (Note 14)	2,303,623	2,373,762

Total liabilities and equity	¥3,021,184	¥3,095,049

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2016

	2014	2015	2016
	(Yen in millions and shares in thousands, except per share amounts)
Net sales (Note 7)	¥1,447,369	¥1,526,536	¥1,479,627
Cost of sales	1,068,465	1,137,137	1,093,467

Gross profit	378,904	389,399	386,160
Selling, general and administrative expenses (Notes 2, 4, 13 and 16)	257,593	277,515	279,361
Losses on impairment of goodwill(Notes 4 and 9)	729	18,456	14,143

Profit from operations	120,582	93,428	92,656

Other income (expenses):
Interest and dividend income(Note 3)	18,172	22,783	28,609
Interest expense (Note 13)	(1,945)	(1,718)	(1,814)
Foreign currency transaction gains, net (Note 12)	5,108	4,499	3,820
Gains on sales of securities, net (Note 3)	2,875	505	20,600
Other, net	1,476	2,365	1,712

	25,686	28,434	52,927

Income before income taxes	146,268	121,862	145,583

Income taxes (Note 15):
Current	40,900	46,304	49,187
Deferred	10,354	(49,745)	(17,795)

	51,254	(3,441)	31,392

Net income	95,014	125,303	114,191
Net income attributable to noncontrolling interests	(6,258)	(9,428)	(5,144)

Net income attributable to shareholders of Kyocera Corporation	¥88,756	¥115,875	¥109,047

Per share information (Note 18):
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥241.93	¥315.85	¥297.24
Diluted	241.93	315.85	297.24
Cash dividends declared per share:
Per share of common stock	80.00	100.00	100.00
Average number of shares of common stock outstanding:
Basic	366,872	366,864	366,859
Diluted	366,872	366,864	366,859

The accompanying notes are an integral part of these statements.

Consolidated Statements of Comprehensive Income

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2016

	2014	2015	2016
	(Yen in millions)
Net income	¥95,014	¥125,303	¥114,191

Other comprehensive income (loss)—net of taxes
Net unrealized gains on securities (Notes 3 and 14)	158,510	174,184	49,205
Net unrealized losses on derivative financial instruments (Notes 12 and 14)	(167)	(111)	(116)
Pension adjustments (Notes 11 and 14)	2,380	(7,688)	(13,969)
Foreign currency translation adjustments (Note 14)	45,845	60,758	(39,342)

Total other comprehensive income (loss)	206,568	227,143	(4,222)

Comprehensive income	301,582	352,446	109,969
Comprehensive income attributable to noncontrolling interests	(11,946)	(17,757)	(786)

Comprehensive income attributable to shareholders of Kyocera Corporation	¥289,636	¥334,689	¥109,183

Consolidated Statements of Equity

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2016

(Number of shares outstanding)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Kyocera Corporation Shareholders’ Equity	Non controlling Interests	Equity
			(Note 14)	(Note 14)
	(Yen in millions and shares in thousands)
Balance, March 31, 2013 (366,880)	¥115,703	¥163,062	¥1,368,512	¥50,138	¥(51,258)	¥1,646,157	¥68,785	¥1,714,942
Comprehensive income:
Net income attributable to shareholders of Kyocera Corporation			88,756			88,756	6,258	95,014
Change in net unrealized gains (losses) on securities—net of taxes (Note 3)				158,535		158,535	(25)	158,510
Change in net unrealized gains (losses) on derivative financial instruments—net of taxes (Note 12)				(192)		(192)	25	(167)
Change in pension adjustments—net of taxes (Note 11)				2,323		2,323	57	2,380
Change in foreign currency translation adjustments—net of taxes				40,214		40,214	5,631	45,845

Total comprehensive income						289,636	11,946	301,582

Cash dividends paid to Kyocera Corporation’s shareholders			(25,681)			(25,681)		(25,681)
Cash dividends paid to noncontrolling interests							(3,193)	(3,193)
Purchase of treasury stock (14)					(68)	(68)		(68)
Reissuance of treasury stock (1)		1			2	3		3
Retirement of treasury stock (Note 14)		(488)	(15,803)		16,291	—		—
Stock option plan of subsidiaries		99				99	38	137
Other		(8)		(55)		(63)	(433)	(496)

Balance, March 31, 2014 (366,867)	115,703	162,666	1,415,784	250,963	(35,033)	1,910,083	77,143	1,987,226
Comprehensive income:
Net income attributable to shareholders of Kyocera Corporation			115,875			115,875	9,428	125,303
Change in net unrealized gains on securities—net of taxes (Note 3)				174,058		174,058	126	174,184
Change in net unrealized gains (loss) on derivative financial instruments—net of taxes (Note 12)				(112)		(112)	1	(111)
Change in pension adjustments—net of taxes (Note 11)				(7,283)		(7,283)	(405)	(7,688)
Change in foreign currency translation adjustments—net of taxes				52,151		52,151	8,607	60,758

Total comprehensive income						334,689	17,757	352,446

Cash dividends paid to Kyocera Corporation’s shareholders			(29,349)			(29,349)		(29,349)
Cash dividends paid to noncontrolling interests							(3,492)	(3,492)
Purchase of treasury stock (6)					(30)	(30)		(30)
Reissuance of treasury stock (0)		1			1	2		2
Stock option plan of subsidiaries		114				114	43	157
Other		(86)		(104)		(190)	(3,147)	(3,337)

Consolidated Statements of Equity—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2016

(Number of shares outstanding)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Kyocera Corporation Shareholders’ Equity	Non controlling Interests	Equity
			(Note 14)	(Note 14)
	(Yen in millions and shares in thousands)
Balance, March 31, 2015 (366,861)	¥115,703	¥162,695	¥1,502,310	¥469,673	¥(35,062)	¥2,215,319	¥88,304	¥2,303,623
Comprehensive income:
Net income attributable to shareholders of Kyocera Corporation			109,047			109,047	5,144	114,191
Change in net unrealized gains on securities—net of taxes (Note 3)				49,349		49,349	(144)	49,205
Change in net unrealized gains (loss) on derivative financial instruments—net of taxes (Note 12)				(116)		(116)	0	(116)
Change in pension adjustments—net of taxes (Note 11)				(14,177)		(14,177)	208	(13,969)
Change in foreign currency translation adjustments—net of taxes				(34,920)		(34,920)	(4,422)	(39,342)

Total comprehensive income						109,183	786	109,969

Cash dividends paid to Kyocera Corporation’s shareholders			(40,355)			(40,355)		(40,355)
Cash dividends paid to noncontrolling interests							(3,629)	(3,629)
Purchase of treasury stock (4)					(27)	(27)		(27)
Reissuance of treasury stock (0)		0			1	1		1
Stock option plan of subsidiaries		125				125	48	173
Other		24		(6)		18	3,989	4,007

Balance, March 31, 2016 (366,857)	¥115,703	¥162,844	¥1,571,002	¥469,803	¥(35,088)	¥2,284,264	¥89,498	¥2,373,762

The accompanying notes are an integral part of these statements.

Numbers of shares are set forth under the assumption that the stock split, which took effect on October 1, 2013, had been undertaken at March 31, 2013.

Consolidated Statements of Cash Flows

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2016

	2014	2015	2016
	(Yen in millions)
Cash flows from operating activities:
Net income	¥95,014	¥125,303	¥114,191
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	76,151	72,994	76,647
Provision for doubtful accounts and loss on bad debts	252	197	761
Write-down of inventories	7,256	17,361	12,238
Deferred income taxes (Note 15)	10,354	(49,745)	(17,795)
Gains on sales of securities, net	(2,875)	(581)	(20,600)
Gains (losses) on sales of property, plant and equipment, net	486	(339)	(12,039)
Losses on impairment of goodwill	729	18,456	14,143
Foreign currency adjustments	(1,975)	(2,687)	2,955
Change in assets and liabilities:
(Increase) decrease in receivables	47,306	(16,804)	15,611
(Increase) decrease in inventories	(25,160)	(19,938)	6,310
Decrease in other current assets	7,661	2,955	87
Increase (decrease) in notes and accounts payable	(34,589)	(13,085)	2,400
Increase (decrease) in accrued income taxes	490	(6,392)	5,807
Increase (decrease) in other current liabilities	(26,825)	9,002	(3,478)
Decrease in other non-current liabilities	(3,628)	(6,348)	(4,722)
Other, net	(1,506)	418	1,524

Net cash provided by operating activities	149,141	130,767	194,040

Cash flows from investing activities:
Payments for purchases of available-for-sale securities	(38,530)	(24,505)	(42)
Payments for purchases of held-to-maturity securities	(131,016)	(197,391)	(121,924)
Payments for purchases of other securities	(2,282)	(1,062)	(5,546)
Proceeds from sales of available-for-sale securities	43,432	25,131	39,057
Proceeds from maturities of held-to-maturity securities	73,623	182,531	94,608
Acquisitions of businesses, net of cash acquired (Notes 2 and 19)	(15,975)	(1,843)	(22,676)
Payments for purchases of property, plant and equipment	(50,890)	(57,055)	(66,102)
Payments for purchases of intangible assets	(6,722)	(6,214)	(10,703)
Proceeds from sales of property, plant and equipment	589	4,247	16,989
Acquisition of time deposits and certificate of deposits	(260,241)	(246,667)	(313,911)
Withdrawal of time deposits and certificate of deposits	284,829	229,982	281,614
Other, net	2,042	(762)	1,827

Net cash used in investing activities	(101,141)	(93,608)	(106,809)

Cash flows from financing activities:
Decrease in short-term borrowings, net	(213)	(554)	(2,881)
Proceeds from issuance of long-term debt	10,671	10,642	10,996
Payments of long-term debt	(13,247)	(13,347)	(12,830)
Dividends paid	(28,624)	(32,705)	(43,874)
Purchases of noncontrolling interests	(1,032)	(4,004)	(1,780)
Other, net	(360)	(24)	(239)

Net cash used in financing activities	(32,805)	(39,992)	(50,608)

Effect of exchange rate changes on cash and cash equivalents	14,525	19,022	(13,966)

Net increase in cash and cash equivalents	29,720	16,189	22,657
Cash and cash equivalents at beginning of year	305,454	335,174	351,363

Cash and cash equivalents at end of year	¥335,174	¥351,363	¥374,020

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

Inventories:

Inventories are accounted for under ASC 330, “Inventory.” Inventories are stated at the lower of cost and net realizable value. The remaining balance of raw materials to be purchased under the long term purchase agreements are also stated at the lower of cost and net realizable value. For finished goods and work in process, cost is mainly determined by the average method. For raw materials and supplies, cost is mainly determined by the first-in, first-out method. Kyocera recognizes estimated write-down of inventories for excess, slow-moving and obsolete inventories.

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

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The principal estimated useful lives for intangible assets are as follows:

Customer relationships	3 to 20 years
Software	2 to 15 years
Patent rights	2 to 10 years
Trademarks	5 to 21 years
Non-patent technology	5 to 20 years

Impairment of Long-Lived Assets:

Impairment of long-lived assets which include intangible assets with definite useful lives is accounted for under ASC 360, “Property, Plant, and Equipment.” Kyocera reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

In the case that their carrying amounts are considered unrecoverable and exceed their fair value, its exceeded amount is recognized as the impairment loss. The fair value is determined using the expected discounted cash flows gained from them directly.

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

Kyocera designates certain foreign currency forward contracts. However, changes in fair value of most of the foreign currency forward contracts are recorded in income without applying hedge accounting as it is expected that such changes will be offset by corresponding gains or losses of the underlying hedged assets and liabilities. Kyocera’s affiliate accounted for by the equity method designates certain interest rate swaps with applying hedge accounting to this transaction.

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

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

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

Recently Adopted Accounting Standards:

On April 1, 2015, Kyocera adopted Accounting Standards Update (ASU) No. 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” This accounting standard changes the requirements for reporting discontinued operations in ASC 205-20, “Presentation of Financial Statements—Discontinued Operations.” A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. This accounting standard also requires an entity to provide disclosures about a disposal of an individually significant component of an entity that does not qualify for discontinued operations presentation in the financial statements. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In July 2015, the FASB issued ASU No. 2015-11, “Simplifying the Measurement of Inventory.” This accounting standard requires an entity to measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. On December 31, 2015, Kyocera early adopted this accounting standard. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

In December 2015, the FASB issued ASU No. 2015-17, “Balance Sheet Classification of Deferred Taxes.” To simplify the presentation of deferred income taxes, this accounting standard changes require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. On December 31, 2015, Kyocera early adopted this accounting standard. For the adoption of this accounting standard, Kyocera did not retrospectively adjust its financial statements for prior periods.

Recently Issued Accounting Standards:

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

Furthermore, in August 2015, the FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers—Deferral of the Effective Date.” This accounting standard defers the effective date of ASU No. 2014-09 for all entities by one year. As a result, ASU No. 2014-09 will be effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Kyocera is currently evaluating the impact that these accounting standards will have on Kyocera’s consolidated results of operations, financial position and cash flows.

In September 2015, the FASB issued ASU No. 2015-16, “Business Combinations—Simplifying the Accounting for Measurement-Period Adjustments.” This accounting standard eliminates the requirement to retrospectively account for adjustments made to provisional amounts recognized in a business combination. This accounting standard requires the acquirer to record, in the financial statements of the reporting period in which the adjustment amounts are determined, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. This accounting standard will be effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The adoption of this accounting standard is not expected to have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In January 2016, the FASB issued ASU No. 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities.” The amendments in this accounting standard address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. This accounting standard includes the requirement that equity securities be measured at fair value with changes in the fair value recognized through net income. This accounting standard will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Kyocera currently has equity securities that will need to be measured at fair value through earnings as opposed to being measured through other comprehensive income when this accounting standard is adopted, therefore, Kyocera is evaluating the impact that this accounting standard will have on Kyocera’s consolidated results of operations, financial position and cash flows.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

In February 2016, the FASB issued ASU No. 2016-02, “Leases.” This accounting standard requires a lessee to recognize in the statement of financial position a liability to make lease payments and a right-of-use asset representing its right to use the underlying asset for the lease term. This accounting standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Kyocera is currently evaluating the impact that this accounting standard will have on Kyocera’s consolidated results of operations, financial position and cash flows.

In March 2016, the FASB issued ASU No. 2016-07, “Investments—Simplifying the Transition to the Equity Method of Accounting.” The accounting standard eliminates the requirement to retroactively adopt the equity method of accounting when an investment qualifies for use of the equity method as a result of an increase in the level of ownership interest or degree of influence. This accounting standard will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The adoption of this accounting standard is not expected to have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

Reclassifications:

Certain reclassifications and changes have been made to the consolidated balance sheets, the consolidated statements of income and the consolidated statements of cash flows for the years ended March 31, 2015 and 2014 and the corresponding footnotes to conform to the current presentation.

2. BUSINESS COMBINATION

Business combinations in the year ended March 31, 2016

On September 4, 2015, Kyocera acquired the common stock and the preferred stock of Nihon Inter Electronics Corporation (NIEC) by a way of cash tender offer for ¥12,134 million, and made it a consolidated subsidiary. On September 8, 2015, Kyocera held 70.23% of the voting rights in NIEC as a result of the conversion to common stock of the preferred stock acquired by Kyocera.

Kyocera is striving to achieve further corporate growth by pursuing synergies with NIEC in each business domain through sharing of their respective management resources, such as technologies and sales channels, and expansion into new business fields through combination of their respective products.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Kyocera has used the acquisition method of accounting to record assets acquired and liabilities assumed in accordance with ASC805, “Business Combinations.” The allocation of fair value to the acquired assets and assumed liabilities in this business combination was completed during the three months ended December 31, 2015. Acquisition-related costs of ¥232 million were included in selling, general and administrative expenses in the consolidated statement of income for the year ended March 31, 2016. The result of operation of the acquired business was included into Kyocera’s consolidated financial statements since the acquisition date. For segment reporting, it is reported in the Electronic Device Group.

September 4, 2015
(Yen in millions)
Cash and cash equivalents	¥1,976
Trade receivables	5,630
Inventories	5,761
Others	183

Total current assets	13,550

Property, plant and equipment	4,527
Intangible assets	1,760
Others	396

Total non-current assets	6,683

Total assets	20,233

Short-term borrowings	3,722
Current portion of long-term debt	480
Trade notes and accounts payable	3,147
Others	951

Total current liabilities	8,300

Non-current liabilities	5,265

Total liabilities	13,565

Total identified assets and liabilities	6,668

The fair value of business as of September 4, 2015*1	17,274

Goodwill*2	¥10,606

*1	The fair value of business as of September 4, 2015 was calculated by multiplying 197 yen which was the price of tender offer for per common share by NIEC’s total number of common shares issued after deducting of the treasury shares.
*2	The total amount of goodwill is not expected to be deductible for tax purposes.

Intangible assets that Kyocera recorded due to this acquisition are summarized as follows:

September 4, 2015
(Yen in millions)
Intangible assets subject to amortization:
Technologies	¥388
Customer relationships	887
Trademarks	465
Others	20

Total	¥1,760

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The weighted average amortization periods for technologies, customer relationships and trademarks are eight years, 17 years and 21 years, respectively.

The pro forma results are not presented as the revenue and earnings were not material.

On October 19, 2015, Kyocera Document Solutions Europe B.V., a Dutch subsidiary of Kyocera Document Solutions Inc., acquired 60% of the common stock of Bilgitas Büro Makinalari Sanayi Ve Ticaret A.S. to expand its sales channels in Turkey for ¥3,538 million of cash, and it paid ¥2,195 million to an escrow account on the condition that another 40% of the common stock would be acquired later. On June 1, 2016, Kyocera acquired 27.5% of the common stock subsequently with the remaining 12.5% of the common stock to be purchased in the future. Kyocera’s ratio of voting rights has been 100% since October 19, 2015.

Kyocera has used the acquisition method of accounting to record assets acquired and liabilities assumed in accordance with ASC805, “Business Combinations.” The allocation of fair value to the acquired assets and assumed liabilities in this business combination was completed during the three months ended March 31, 2016. Acquisition-related costs of ¥68 million were included in selling, general and administrative expenses in the consolidated statement of income for the year ended March 31, 2016. The result of operation of the acquired business was included into Kyocera’s consolidated financial statements since the acquisition date. For segment reporting, it is reported in the Information Equipment Group.

October 19, 2015
(Yen in millions)
Cash and cash equivalents	¥204
Trade receivables	1,079
Inventories	762
Others	569

Total current assets	2,614

Property, plant and equipment	222
Intangible assets	2,617
Others	424

Total non-current assets	3,263

Total assets	5,877

Current portion of long-term debt	364
Trade notes and accounts payable	391
Others	284

Total current liabilities	1,039

Deferred income taxes	539
Others	702

Total non-current liabilities	1,241

Total liabilities	2,280

Total identified assets and liabilities	3,597

The fair value of business as of October 19, 2015	5,733

Goodwill*	¥2,136

*	The total amount of goodwill is not expected to be deductible for tax purposes.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Intangible assets that Kyocera recorded due to this acquisition are summarized as follows:

October 19, 2015
(Yen in millions)
Intangible assets subject to amortization:
Customer relationships	¥1,411
Trademarks	748
Others	458

Total	¥2,617

The weighted average amortization periods for customer relationships, trademarks and others are 20 years, 10 years and 6 years, respectively.

The pro forma results are not presented as the revenue and earnings were not material.

On November 3, 2015, Kyocera Document Solutions Inc. acquired 100% of the common stock of Ceyoniq Technology GmbH and related three companies to expand into solution business, making it possible to effectively control and use data handled with a company and increase productivity. The acquisition price included already-paid cash of ¥3,508 million and the performance-linked payment, the maximum amount of which is ¥219 million.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Kyocera has used the acquisition method of accounting to record assets acquired and liabilities assumed in accordance with ASC805, “Business Combinations.” The allocation of fair value to the acquired assets and assumed liabilities in this business combination was completed during the three months ended March 31, 2016. Acquisition-related costs of ¥129 million were included in selling, general and administrative expenses in the consolidated statement of income for the year ended March 31, 2016. The result of operation of the acquired business was included into Kyocera’s consolidated financial statements since the acquisition date. For segment reporting, it is reported in the Information Equipment Group.

November 3, 2015
(Yen in millions)
Cash and cash equivalents	¥60
Trade receivables	190
Others	129

Total current assets	379

Property, plant and equipment	50
Intangible assets	1,113
Others	53

Total non-current assets	1,216

Total assets	1,595

Short-term borrowings	165
Trade notes and accounts payable	42
Accrued expense	219
Unearned income	133
Others	187

Total current liabilities	746

Deferred income taxes	361
Others	32

Total non-current liabilities	393

Total liabilities	1,139

Total identified assets and liabilities	456

The fair value of business as of November 3, 2015	3,508

Goodwill*	¥3,052

*	The total amount of goodwill is not expected to be deductible for tax purposes.

Intangible assets that Kyocera recorded due to this acquisition are summarized as follows:

November 3, 2015
(Yen in millions)
Intangible assets subject to amortization:
Technologies	¥478
Customer relationships	480
Trademarks	155

Total	¥1,113

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The weighted average amortization periods for technologies, customer relationships and trademarks are seven years, 17 years and 5 years, respectively.

The pro forma results are not presented as the revenue and earnings were not material.

Kyocera performed several business combinations other than the above in the year ended March 31, 2016. These business combinations did not have material impacts on Kyocera’s consolidated results of operations, financial condition and cash flows.

Business combinations in the year ended March 31, 2015

Kyocera performed several business combinations in the year ended March 31, 2015. These business combinations did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

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

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

On October 1, 2014, Kyocera Circuit Solutions, Inc. was integrated into Kyocera SLC Technologies Corporation, which ran an organic substrate business, and the new integrated company was named Kyocera Circuit Solutions, Inc. On April 1, 2016, Kyocera Circuit Solutions, Inc. was merged into Kyocera. Kyocera is striving to further enhance its organic substrate business through this merger.

October 1, 2013
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

October 1, 2013
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

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Other-than-temporary loss on debt and equity securities for the years ended March 31, 2014, 2015 and 2016 are as follows:

	Years ended March 31,
	2014	2015	2016
	(Yen in millions)
Other-than-temporary loss on debt and equity securities	¥109	¥2	¥—

(1)	Debt and equity securities with readily determinable fair values

Investments in debt and equity securities at March 31, 2015 and 2016, included in short-term investments in debt and equity securities and in long-term investments in debt and equity securities are summarized as follows:

	March 31,
	2015				2016
	Cost*1	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Cost*1	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
	(Yen in millions)
Available-for-sale securities:
Marketable equity securities*2	¥273,271	¥1,007,629	¥734,358	¥0	¥267,598	¥1,073,390	¥805,895	¥103
Investment trusts	12,500	12,500	—	—	—	—	—	—

Total equity securities	285,771	1,020,129	734,358	0	267,598	1,073,390	805,895	103

Total available-for-sale securities	285,771	1,020,129	734,358	0	267,598	1,073,390	805,895	103

Held-to-maturity securities:
Corporate bonds	126,739	126,692	67	114	159,575	159,201	155	529
Government bonds and public bonds	7	7	—	—	4	4	—	—

Total held-to-maturity securities	126,746	126,699	67	114	159,579	159,205	155	529

Total	¥412,517	¥1,146,828	¥734,425	¥114	¥427,177	¥1,232,595	¥806,050	¥632

*1     Cost represents amortized cost for held-to-maturity securities and acquisition cost for available-for-sale securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

*2     Marketable equity securities mainly consist of the shares of KDDI Corporation, which is a telecommunications carrier in Japan. At March 31, 2016, Kyocera Corporation’s equity interest in KDDI Corporation was 12.45%. Kyocera recorded dividend income of ¥22,334 million for the year ended March 31, 2016, which were included in interest and dividend income in the consolidated statements of income. Cost, aggregate fair value and gross unrealized gain of the shares of KDDI Corporation held by Kyocera are as follows:

	March 31,
	2015				2016
	Cost	Aggregate Fair Value	Gross Unrealized Gain	Gross Unrealized Loss	Cost	Aggregate Fair Value	Gross Unrealized Gain	Gross Unrealized Loss
	(Yen in millions)
Shares of KDDI Corporation	¥249,036	¥934,781	¥685,745	¥—	¥242,868	¥1,007,299	¥764,431	¥—

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Short-term investments in debt and equity securities and long-term investments in debt and equity securities at March 31, 2015 and 2016 are as follows:

	March, 31
	2015			2016
	Available- for-Sale	Held-to- Maturity	Total	Available- for-Sale	Held-to- Maturity	Total
	(Yen in millions)
Short-term investment in debt and equity securities	¥12,500	¥82,737	¥95,237	¥—	¥101,566	¥101,566
Long-term investment in debt and equity securities	1,007,629	44,009	1,051,638	1,073,390	58,013	1,131,403

Total	¥1,020,129	¥126,746	¥1,146,875	¥1,073,390	¥159,579	¥1,232,969

At March 31, 2016, the contractual maturities of available-for-sale and held-to-maturity securities are summarized as follows:

	March 31, 2016
	Available-for-Sale		Held-to-Maturity
	Cost	Aggregate Fair Value	Cost	Aggregate Fair Value
	(Yen in millions)
Due within 1 year	¥—	¥—	¥101,566	¥101,644
Due after 1 year to 5 years	—	—	58,013	57,561
Equity securities	267,598	1,073,390	—	—

Total	¥267,598	¥1,073,390	¥159,579	¥159,205

Proceeds from sales of available-for-sale securities and the related gross realized gains and losses for the years ended March 31, 2014, 2015 and 2016 are as follows:

	Years ended March 31,
	2014	2015	2016
	(Yen in millions)
Proceeds from sales of available-for-sale securities	¥24,440	¥22,766	¥39,118
Gross realized gains	3,323	494	20,352
Gross realized losses	460	—	1

For the purpose of computing gains and losses, the cost of those securities is determined by the moving average method. Due to the sale of the shares of KDDI Corporation, Kyocera recorded gains in the amount of ¥20,000 million, which were included in gains on sales of securities, net in the consolidated statements of income for the year ended March 31, 2016.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

(2)	Other investments

Kyocera holds time deposits and certificates of deposits which are due over three months to original maturity, non-marketable equity securities, long-term loans and investments in affiliates and an unconsolidated subsidiary. Carrying amounts of these investments at March 31, 2015 and 2016, included in other short-term investments and in other long-term investments, are summarized as follows:

	March 31,
	2015	2016
	(Yen in millions)
Time deposits and certificates of deposits (due over 3 months)	¥186,953	¥213,967
Non-marketable equity securities	13,664	13,718
Long-term loans	4	53
Investments in affiliates and an unconsolidated subsidiary	4,139	6,005

Total	¥204,760	¥233,743

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

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

(1)	Assets and liabilities measured at fair value on a recurring basis

The fair value of the financial assets that were measured and recorded at fair value on a recurring basis are as follows:

	March 31,
	2015				2016
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Yen in millions)
Current Assets:
Investment trusts	¥—	¥12,500	¥—	¥12,500	¥—	¥—	¥—	¥—

Total equity securities	—	12,500	—	12,500	—	—	—	—

Foreign currency forward contracts	—	4,058	—	4,058	—	5,605	—	5,605

Total derivatives	—	4,058	—	4,058	—	5,605	—	5,605

Total current assets	—	16,558	—	16,558	—	5,605	—	5,605

Non-Current Assets:
Marketable equity securities	1,007,629	—	—	1,007,629	1,073,390	—	—	1,073,390

Total equity securities	1,007,629	—	—	1,007,629	1,073,390	—	—	1,073,390

Total non-current assets	1,007,629	—	—	1,007,629	1,073,390	—	—	1,073,390

Total assets	¥1,007,629	¥16,558	¥—	¥1,024,187	¥1,073,390	¥5,605	¥—	¥1,078,995

Current Liabilities:
Foreign currency forward contracts	¥—	¥2,933	¥—	¥2,933	¥—	¥950	¥—	¥950

Total derivatives	—	2,933	—	2,933	—	950	—	950

Total current liabilities	¥—	¥2,933	¥—	¥2,933	¥—	¥950	¥—	¥950

The fair value of Level 1 investments is quoted price in an active market with sufficient volume and frequency of transactions.

The fair value of Level 2 investments is other than quoted price included within Level 1 that is observable for the asset or liability, either directly or indirectly through corroboration with observable market data. Kyocera did not recognize any transfers between Levels 1 and 2 for the years ended March 31, 2014, 2015 and 2016.

The fair value of Level 2 derivatives is estimated based on quotes from financial institutions. With respect to the detail information of derivatives, please refer to the Note 12 to the Consolidated Financial Statement.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

(2)	Assets and liabilities measured at fair value on a non-recurring basis

The following table presents the financial assets and non-financial assets that were measured and recorded at fair value on a non-recurring basis for the year ended March 31, 2014, 2015 and 2016. The following non-financial assets are classified in all level 3, there is no non-financial asset classified as Level 1 and Level 2.

	Balance at March 31, 2014	Losses for the year ended March 31, 2014	Balance at March 31, 2015	Losses for the year ended March 31, 2015	Balance at March 31, 2016	Losses for the year ended March 31, 2016
	(Yen in millions)
Property, plant and equipment	50	¥(1,518)	¥3,274	¥(2,397)	¥2,432	¥(1,763)
Intangible assets	—	—	3,378	(882)	405	(2,679)
Goodwill	—	(729)	—	(18,456)	—	(14,143)

Losses for the year ended March 31, 2014, 2015 and 2016 were impairment losses on each asset. Impairment losses on property, plant and equipment and intangible assets were included in selling, general and administrative expenses in the consolidated statements of income.

As described in Note 1 to the Consolidated Financial Statement, impairment tests for property, plant and equipment and intangible assets subject to amortization shall be performed whenever any events and changes in circumstances that might lead to impairment indicate. In the case that their carrying amounts are considered unrecoverable and exceed their fair value, its exceeded amount is recognized as the impairment loss. The fair value is determined using the expected discounted cash flows gained from them directly.

Kyocera recognized impairment losses of ¥1,148 million on property, plant and equipment, and ¥2,666 million on intangible assets subject to amortization for the year ended March 31, 2016 due to the deterioration of profitability in the liquid crystal displays business included in the Electronic Devices Group, and such losses were included in selling, general and administrative expenses in the consolidated statements of income.

With respect to the amounts and the calculation method of impairment losses on goodwill for the year ended March 31, 2015 and 2016, please refer to the Note 9 to the Consolidated Financial Statement.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

(3)	Fair value of financial instruments

The fair values of financial instruments and the methods and assumptions used to estimate the fair value are as follows:

	March 31,
	2015		2016
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Yen in millions)
Assets (a):
Short-term investments in debt and equity securities	¥95,237	¥95,281	¥101,566	¥101,644
Long-term investments in debt and equity securities	1,051,638	1,051,547	1,131,403	1,130,951
Other long-term investments (excluding investments in affiliates and an unconsolidated subsidiary)	16,263	16,263	14,125	14,125

Total	¥1,163,138	¥1,163,091	¥1,247,094	¥1,246,720

Liabilities (b):
Long-term debt (including due within one year)	¥27,322	¥27,322	¥27,631	¥27,631

Total	¥27,322	¥27,322	¥27,631	¥27,631

(a)	For investments with active markets, fair value is based on quoted market prices. For non-marketable equity securities, it is not practicable to estimate the fair value because of the lack of the market price and difficulty in estimating fair value without incurring excessive cost. In addition, Kyocera did not identify any events or changes in circumstances that may have had a significant adverse effect on these investments. The aggregated carrying amounts of these investments included in the above table at March 31, 2015 and 2016 were ¥13,651 million and ¥13,514 million, respectively. Fair value of held-to-maturity investments in debt securities is mainly classified as Level 2.
(b)	Fair value is estimated by discounting cash flows, using current interest rates for instruments with similar terms and remaining maturities, and classified as Level 2.

Carrying amounts of cash and cash equivalents, other short-term investments, trade notes receivable, trade accounts receivable, short-term borrowings, trade notes and accounts payable, and other notes and accounts payable approximate fair values because of the short maturity of these instruments.

5. INVENTORIES

Inventories at March 31, 2015 and 2016 are as follows:

	March 31,
	2015	2016
	(Yen in millions)
Finished goods	¥149,737	¥159,801
Work in process	62,784	63,113
Raw materials and supplies	141,978	104,961

Total	¥354,499	¥327,875

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Kyocera regularly reviews the cost of inventory on hand and records a lower of cost and net realizable value write-down if any inventories have a cost in excess of net realizable value. Kyocera recorded write-downs of ¥7,256 million, ¥17,361 million and ¥12,238 million for the years ended March 31, 2014, 2015 and 2016, respectively, to adjust the carrying amount of inventory to net realizable value.

6. VALUATION ALLOWANCES

Changes in valuation allowances for the years ended March 31, 2014, 2015, and 2016 are as follows:

	Balance at Beginning of Year	Charged to Costs or Expenses	Charged (Credited) to Other Accounts*	Charge-offs	Balance at End of Year
	(Yen in millions)
For the year ended March 31, 2014:
Allowance for doubtful accounts	¥4,545	¥522	¥251	¥(695)	¥4,623
Allowance for sales returns	2,528	6,371	101	(6,044)	2,956

Total	¥7,073	¥6,893	¥352	¥(6,739)	¥7,579

For the year ended March 31, 2015:
Allowance for doubtful accounts	¥4,623	¥605	¥(147)	¥(718)	¥4,363
Allowance for sales returns	2,956	6,099	411	(6,115)	3,351

Total	¥7,579	¥6,704	¥264	¥(6,833)	¥7,714

For the year ended March 31, 2016:
Allowance for doubtful accounts	¥4,363	¥1,015	¥(574)	¥(587)	¥4,217
Allowance for sales returns	3,351	6,686	(139)	(6,608)	3,290

Total	¥7,714	¥7,701	¥(713)	¥(7,195)	¥7,507

*	Charged (credited) to other accounts mainly consists of foreign currency translation adjustments.

The location of valuation allowances in the consolidated balance sheets at March 31, 2015 and 2016 are as follows:

	March 31, 2015	March 31, 2016
	(Yen in millions)
The location of valuation allowances that are not deducted from the related receivables in the consolidated balance sheets:
Less allowances for doubtful accounts and sales returns	¥5,378	¥5,278

The location of valuation allowances that are deducted from the related receivables in the consolidated balance sheets:
Other current assets	232	130
Other long-term investments	76	34
Other assets	2,028	2,065

Subtotal	2,336	2,229

Total	¥7,714	¥7,507

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

7. INVESTMENTS IN AFFILIATES

Related party transactions with the affiliates, accounted for by the equity method are as follows:

	March 31,
	2015	2016
	(Yen in millions)
Kyocera’s investments in affiliates	¥3,825	¥5,684
Kyocera’s trade receivables from affiliates	131	79

	Years ended March 31,
	2014	2015	2016
	(Yen in millions)
Kyocera’s equity in earnings of affiliates	¥(228)	¥296	¥(746)
Kyocera’s sales to affiliates	303	273	252

Kyocera Corporation’s investment in Kagoshima Mega Solar Power Corporation, which was ¥1,781 million at March 31, 2016 accounted for by the equity method, is pledged as collateral for loans of ¥19,490 million from financial institutions of Kagoshima Mega Solar Power Corporation.

8. LEASE RECEIVABLES

Lease receivables represent capital leases which consist of sales-type leases. Most of the lease receivables are recognized at TA Triumph-Adler GmbH, a subsidiary of Kyocera Document Solutions Inc. These receivables typically have terms ranging from one year to seven years. The lease receivables, which are included in other current assets and other assets in the accompanying consolidated balance sheets, are as follows:

	March 31,
	2015	2016
	(Yen in millions)
Total minimum lease payments receivable	¥33,636	¥35,891
Unguaranteed residual values	1,642	877
Unearned income	(2,627)	(3,712)
Executory costs	(11)	(14)

	32,640	33,042
Less, allowance for doubtful receivables	(203)	(107)

	32,437	32,935
Less, portion due within one year	(11,721)	(11,421)

Total	¥20,716	¥21,514

A reconciliation of the beginning and ending amounts of allowance for doubtful accounts related to lease receivables are as follows:

	Years ended March 31,
	2014	2015	2016
	(Yen in millions)
Balance at beginning of year	¥238	¥283	¥203
Charged to costs or expenses, or charge-off	3	(57)	(98)
Foreign currency translation	42	(23)	2

Balance at end of year	¥283	¥203	¥107

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

TA Triumph-Adler GmbH estimates allowances for doubtful accounts related to lease receivables at the portfolio level.

The future minimum lease payments to be received under financing leases for future years are as follows:

Years ending March 31,	(Yen in millions)
2017	¥13,485
2018	9,268
2019	6,977
2020	4,526
2021	1,410
2022 and thereafter	225

Total	¥35,891

TA Triumph-Adler GmbH transferred the capital lease receivables to a third party in exchange for cash, however, the transfer was not qualified as a sale for financial reporting purpose because TA Triumph-Adler GmbH has a right to repurchase the receivables. Accordingly, Kyocera has accounted for the cash received as a secured borrowing and it has been included in long-term debt. As a result of the transaction, the capital lease receivables in the amount of ¥25,647 million and ¥25,054 million have been recorded on the balance sheets as of March 31, 2015 and 2016, respectively.

9. GOODWILL AND OTHER INTANGIBLE ASSETS

Intangible assets are summarized as follows:

	March 31,
	2015		2016
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(Yen in millions)
Intangible assets subject to amortization:
Customer relationships	¥32,944	¥14,417	¥34,670	¥16,624
Software	40,438	29,780	40,897	29,384
Patent rights	12,506	8,928	15,940	9,767
Trademark	6,291	1,270	7,433	1,673
Non-patent technology	5,257	1,101	5,425	1,541
Other	13,007	5,488	12,718	6,034

Total	¥110,443	¥60,984	¥117,083	¥65,023

	March 31,
	2015	2016
	Gross Carrying Amount	Gross Carrying Amount
	(Yen in millions)
Intangible assets not subject to amortization:
Trademark	¥7,155	¥7,045
Other	1	1

Total	¥7,156	¥7,046

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Intangible assets acquired during the year ended March 31, 2016 are as follows:

Year ended March 31, 2016
(Yen in millions)
Intangible assets subject to amortization:
Customer relationships	¥4,218
Software	5,563
Patent rights	5,268
Trademark	1,432
Non-patent technology	408
Other	698

Total	¥17,587

The weighted average amortization periods for customer relationships, software, patent rights, trademark and non-patent technology which were acquired during the year ended March 31, 2016 are 11 years, five years, six years, 14 years and seven years, respectively.

Total amortization of intangible assets during the years ended March 31, 2014, 2015 and 2016 amounted to ¥10,177 million, ¥10,422 million and ¥10,723 million, respectively. The estimated aggregate amortization expenses for intangible assets for the next five years are as follows:

Years ending March 31,	(Yen in millions)
2017	¥9,430
2018	8,033
2019	5,880
2020	4,236
2021	3,620

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The changes in the amounts of goodwill by reporting segment in the years ended March 31, 2015 and 2016 are as follows:

	Fine Ceramic Parts Group	Semiconductor Parts Group	Applied Ceramic Products Group	Electronic Device Group	Telecommunications Equipment Group	Information Equipment Group	Others	Total
	(Yen in millions)
Balance at March 31, 2014
Goodwill	¥100	¥6,901	¥22,842	¥49,486	¥18,456	¥16,808	¥10,900	¥125,493
Accumulated impairment losses	—	—	(5,415)	(729)	—	(22)	(2,695)	(8,861)

	100	6,901	17,427	48,757	18,456	16,786	8,205	116,632
Goodwill acquired during the year	—	—	—	—	—	1,251	71	1,322
Impairment of goodwill	—	—	—	—	(18,456)	—	—	(18,456)
Translation adjustments and reclassification to other accounts	—	72	(602)	3,640	—	(441)	—	2,669

Balance at March 31, 2015
Goodwill	100	6,973	22,240	53,126	18,456	17,618	10,971	129,484
Accumulated impairment losses	—	—	(5,415)	(729)	(18,456)	(22)	(2,695)	(27,317)

	100	6,973	16,825	52,397	—	17,596	8,276	102,167
Goodwill acquired during the year	—	—	218	10,606	—	6,851	—	17,675
Impairment of goodwill	—	—	—	(14,143)	—	—	—	(14,143)
Translation adjustments and reclassification to other accounts	—	(30)	(409)	(1,498)	—	(1,163)	—	(3,100)

Balance at March 31, 2016
Goodwill	100	6,943	22,049	62,234	18,456	23,306	10,971	144,059
Accumulated impairment losses	—	—	(5,415)	(14,872)	(18,456)	(22)	(2,695)	(41,460)

	¥100	¥6,943	¥16,634	¥47,362	¥—	¥23,284	¥8,276	¥102,599

As described “Goodwill and other intangible assets” in Note 1 to the Consolidated Financial Statements, we assess our goodwill for impairment annually as of January 1, and also whenever indicators of impairment exist.

Two steps shall be performed for the impairment test for Goodwill. The first step (“identification of potential impairment”) is a comparison of each reporting unit’s fair value with its carrying amount, including goodwill. If the fair value of any reporting unit exceeds its carrying amount, the goodwill of the reporting unit is considered not impaired. If the carrying amount of any reporting unit exceeds its fair value, the second step shall be performed to measure the amount of impairment loss. The second step (“measurement of impairment loss”) compares the implied fair value of a reporting unit’s goodwill with the carrying amount of the goodwill and if the carrying amount exceeds the implied fair value, the exceeded amount is recognized as impairment loss. The implied fair value of the goodwill is determined in the same manner as the amount of goodwill recognized in a business combination is determined. That is, fair value of the reporting unit is allocated to all of the assets and liabilities of the unit (including any unrecognized intangible assets), and the excess of the fair value of the reporting unit over the amount assigned to its assets and liabilities is the implied fair value of the goodwill.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

In fiscal 2015, Kyocera recognized an impairment loss on goodwill in the amount of ¥18,456 million in the Telecommunications Equipment Group (“Reporting Unit”). The loss was recorded due to a decline in the fair value of this Reporting Unit determined based on its updated future estimated cash flows, reflecting the slow improvement of profitability in the overseas market, especially in the U.S. market, as well as the operating loss before the impairment loss recorded in fiscal 2015 in the midst of the market condition with low profitability. The fair value of this Reporting Unit was determined using the discounted cash flows method (income approach) and the comparable company valuation multiples technique (market approach).

In fiscal 2016, Kyocera recognized an impairment loss on goodwill in the amount of ¥14,143 million in the liquid crystal displays business (“Reporting Unit”) included in the Electronic Devices Group. The loss was recorded due to a decline in the fair value of this Reporting Unit determined based on its updated future estimated cash flows, reflecting the deterioration of the profitability in the business. The fair value of this Reporting Unit was determined using the discounted cash flows method (income approach).

10. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2015 and 2016 are comprised of the following:

	March 31,
	2015	2016
Average interest rates on loans from banks and others (%)	2.14	0.46

	March 31,
	2015	2016
	(Yen in millions)
Secured	¥144	¥3,378
Unsecured	3,985	1,741

Total	¥4,129	¥5,119

Long-term debt at March 31, 2015 and 2016 are comprised of the following:
	March 31,
	2015	2016
Range of interest rates on loans from banks and others (%)	0.20-7.01	0.14-7.10

	March 31,
	2015	2016
	(Yen in millions)
Secured	¥25,540	¥26,681
Unsecured	1,782	950

Subtotal	27,322	27,631
Less, portion due within one year	(9,441)	(9,516)

Total	¥17,881	¥18,115

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Aggregate maturities of long-term debt at March 31, 2016 are as follows:

Years ending March 31,	(Yen in millions)
2018	¥7,636
2019	5,657
2020	3,237
2021	1,356
2022 and thereafter	229

Total	¥18,115

Kyocera’s assets pledged as collateral of property, plant and equipment, net of accumulated depreciation and intangible assets for loans from banks at March 31, 2015 and 2016 are as follows:

	March 31,
	2015	2016
	(Yen in millions)
Property, plant and equipment, net of accumulated depreciation	¥1,489	¥2,922
Long-term investments in debt and equity securities	—	118

Total	¥1,489	¥3,040

As described in Note 8 to the Consolidated Financial Statement, since transferring of the capital lease receivables did not qualify as a sale for financial reporting purpose, Kyocera has accounted for the cash received as a secured borrowing. As a result of the transaction, capital lease receivables in the amount of ¥25,647 million and ¥25,054 million as of March 31, 2015 and 2016 have been recorded on the balance sheets, respectively.

11. BENEFIT PLANS

Domestic:

Defined benefit plans

At March 31, 2016, Kyocera Corporation and its major domestic subsidiaries sponsor funded defined benefit pension plans or unfunded retirement and severance plans for their employees. They use a “point system” whereby benefits under the plan are calculated according to (i) accumulated “points” that are earned based on employees’ position, extent of contribution and length of service period during employment, and (ii) conditions at the time of retirement. In addition, employees were provided an option to select how benefit payments will be made. Employees may elect to receive up to 50% of the accumulated points balance as an annuity payment over the employees’ lifetime with the remainder of the accumulated points being distributed in installments over a fixed period of up to 20 years.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The funded status of the benefit plans at Kyocera Corporation and its major domestic subsidiaries as of March 31, 2015 and 2016 are as follows:

	March 31,
	2015	2016
	(Yen in millions)
Change in projected benefit obligations:
Projected benefit obligations at beginning of year	¥187,124	¥198,368
Service cost	11,807	12,278
Interest cost	1,803	1,406
Actuarial loss	5,909	16,352
Benefits paid	(7,262)	(7,981)
Acquisitions of Business	—	1,683
Plan Amendment	(1,528)	—
Other	515	—

Projected benefit obligations at end of year	198,368	222,106
Change in plan assets:
Fair value of plan assets at beginning of year	183,003	197,398
Actual return on plan assets	9,692	(415)
Employer’s contribution	11,957	12,213
Benefits paid	(7,254)	(7,960)
Acquisitions of Business	—	1,132

Fair value of plan assets at end of year	197,398	202,368

Funded status	¥(970)	¥(19,738)

The acquisition of business in the year ended March 31, 2016 was a new consolidation of Nihon Inter Electronics Corporation as a consolidated subsidiary.

Amounts recognized in the consolidated balance sheets consist of:

	March 31,
	2015	2016
	(Yen in millions)
Other assets	¥4,416	¥—
Accrued pension and severance liabilities	(5,386)	(19,738)

Net amount recognized	¥(970)	¥(19,738)

Amounts recognized in accumulated other comprehensive income (loss) consist of:

	March 31,
	2015	2016
	(Yen in millions)
Prior service cost	¥22,006	¥17,612
Actuarial loss	(41,046)	(59,910)

Accumulated other comprehensive loss	¥(19,040)	¥(42,298)

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	March 31,
	2015	2016
	(Yen in millions)
Accumulated benefit obligation at end of year	¥191,200	¥222,106
Pension plans with an accumulated benefit obligation in excess of plan assets at the end of year are as follows:
Projected benefit obligation	¥ 34,153	¥222,106
Accumulated benefit obligation	34,153	222,106
Fair value of plan assets	29,463	202,368

Net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries in the years ended March 31, 2014, 2015 and 2016, include the following components:

	Years ended March 31,
	2014	2015	2016
	(Yen in millions)
Service cost	¥11,457	¥11,807	¥12,278
Interest cost	1,709	1,803	1,406
Expected return on plan assets	(3,335)	(3,612)	(3,836)
Amortization of prior service cost	(4,341)	(4,361)	(4,394)
Recognized actuarial loss	1,886	1,621	1,691

Net periodic pension costs	¥7,376	¥7,258	¥7,145

Changes in other comprehensive income (loss) at Kyocera Corporation and its major domestic subsidiaries in the years ended March 31, 2014, 2015 and 2016 mainly consist of the following components:

	Years ended March 31,
	2014	2015	2016
	(Yen in millions)
Prior service cost due to plan amendments	¥577	¥1,528	¥—
Net actuarial gain (loss) incurred during the year	4,633	171	(20,555)
Amortization of prior service cost	(4,341)	(4,361)	(4,394)
Recognized actuarial loss	1,886	1,621	1,691

Total	¥2,755	¥(1,041)	¥(23,258)

Prior service cost and actuarial loss expected to be amortized at Kyocera Corporation and its major domestic subsidiaries in the year ending March 31, 2017 are as follows:

Year ending March 31, 2017
(Yen in millions)
Amortization of prior service cost	¥(4,365)
Recognized actuarial loss	2,469

Assumptions used to determine projected benefit obligations at Kyocera Corporation and its major domestic subsidiaries at March 31, 2015 and 2016 are as follows:

	March 31,
	2015	2016
Discount rate (%)	0.50-0.75	0.00-0.19

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Assumptions used to determine net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries for the years ended March 31, 2014, 2015 and 2016 are as follows:

	Years ended March 31,
	2014	2015	2016
Discount rate (%)	0.25-1.00	0.50-1.00	0.50-0.75
Expected long-term rate of return on plan assets (%)	1.35-2.50	1.35-2.00	1.35-2.00

Rate of increase in compensation levels was not used in the calculation of projected benefit obligation and net periodic pension costs for the years ended March 31, 2014, 2015 and 2016 under the “point system.”

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

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Plan assets

Plan assets categories at Kyocera Corporation and its major domestic subsidiaries at March 31, 2015 and 2016 are as follows:

Level 1 assets are equity securities and corporate bonds which are valued using unadjusted quoted market prices in active markets with sufficient volume and frequency of transactions. Level 2 assets are life insurance company general account and pooled funds. Investments in life insurance company general accounts are valued at conversion value. Pooled funds are valued at their net asset values that are provided by the fund manager or general partner of the funds. For detailed information of the three levels of input used to measure fair value, see Note 4 to the Consolidated Financial Statements.

	March 31,
	2015				2016
	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)	Total	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)	Total
	(Yen in millions)
Life insurance company general account	¥—	¥96,925	¥—	¥96,925	¥—	¥94,076	¥—	¥94,076
Equity securities:
Domestic	2,231	—	—	2,231	—	—	—	—
International	5,814	—	—	5,814	—	—	—	—
Pooled funds(1)	—	23,399	—	23,399	—	44,821	—	44,821
Debt securities:
Corporate bonds	14,021	1,412	—	15,433	10,380	—	—	10,380
Pooled funds(2)	—	8,922	—	8,922		8,576	—	8,576
Other types of investments:
Real Estate funds(3)	—	—	18,826	18,826	—	—	21,101	21,101
Large-scale solar power generation business funds	—	—	4,831	4,831	—	—	9,727	9,727
Pooled funds(4)	—	1,006	—	1,006	—	—	—	—
Other	—	—	1,505	1,505	2	1,854	3,715	5,571
Cash and cash equivalents	18,506	—	—	18,506	8,116	—	—	8,116

Total	¥40,572	¥131,664	¥25,162	¥197,398	¥18,498	¥149,327	¥34,543	¥202,368

(1)	This category includes pooled funds that mainly invest in domestic and international equity securities that are listed on securities exchanges.
(2)	This category includes pooled funds that mainly invest in domestic government bonds and municipal bonds.
(3)	This category includes private open-ended real estate funds.
(4)	This category includes pooled funds that mainly invest in domestic and international equity securities that are listed on securities exchanges, government bonds and municipal bonds.

Kyocera Corporation and its major domestic subsidiaries manage and operate their plan assets with a target of obtaining better performance more than earnings from the expected rate of return on plan assets to ensure the sources of funds sufficient to cover the pension benefits paid to participants and beneficiaries into the future. In terms of the plan assets management, Kyocera Corporation and its major domestic subsidiaries make appropriate

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

investment choices and optimal portfolios with a consideration of its performances, expected returns and risks, and entrusts their plan assets to the fund trustees which can be expected to be the most appropriate to accomplish Kyocera’s objective. Kyocera Corporation and its major domestic subsidiaries also make an effort to maintain their portfolios within reasonable allocations of plan assets. Kyocera Corporation and its major domestic subsidiaries evaluate their categories of plan assets allocations and can change their portfolios when it is needed. Kyocera Corporation and its major domestic subsidiaries’ long-term strategy is for target allocations of approximately 50% investment in life insurance company general accounts, approximately 30% main investment in equity securities that are listed on securities exchanges and in debt securities such as governments bonds, approximately 15% investment in long-term operation assets such as real estate funds, and approximately 5% holding in cash and cash equivalents.

The following table presents additional information about Level 3 assets measured at fair value on recurring basis for the years ended March 31, 2015 and 2016. Plan assets of Level 3 are invested in real estate funds, multi-strategy hedge funds and large-scale solar power generation business funds, which are valued at their net asset values that are provided by the fund manager or general partner of the funds. The net asset values are based on the fair value of the underlying assets owned by the funds, minus its liabilities then divided by the number of units outstanding.

	Years ended March 31,
	2015	2016
	(Yen in millions)
Balance at beginning of year	¥17,525	¥25,162
Actual return on plan assets:
Relating to assets still held at end of year	1,607	2,050
Relating to assets sold during the year	—	—
Purchases, sales and settlements	6,030	5,919
Transfers into level 3	—	1,412

Balance at end of year	¥25,162	¥34,543

Kyocera Corporation and its major domestic subsidiaries forecast to contribute ¥11,426 million to the defined benefit pension plans in the year ending March 31, 2017.

Estimated future benefit payments at Kyocera Corporation and its major domestic subsidiaries are as follows:

Years ending March 31,	(Yen in millions)
2017	¥8,032
2018	9,158
2019	10,700
2020	10,178
2021	10,916
2022 to 2026	64,120

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

The following table sets forth the funded status of the plans at KII, AVX and TA as of March 31, 2015 and 2016:

	March 31,
	2015	2016
	(Yen in millions)
Change in benefit obligations:
Benefit obligations at beginning of year	¥51,679	¥61,990
Service cost	543	689
Interest cost	2,021	1,732
Plan participants’ contributions	5	3
Actuarial (gain) loss	9,500	(2,863)
Benefits paid	(3,756)	(2,854)
Plan Amendment	—	155
Foreign exchange adjustment	2,029	(3,180)
Other	(31)	43

Benefit obligations at end of year	¥61,990	¥55,715

	March 31,
	2015	2016
	(Yen in millions)
Change in plan assets:
Fair value of plan assets at beginning of year	¥29,999	¥36,049
Actual return on plan assets	3,069	(848)
Employer contribution	2,051	2,060
Plan participants’ contributions	5	3
Benefits paid	(2,441)	(1,636)
Foreign exchange adjustment	3,383	(2,662)
Other expenses	(17)	(54)

Fair value of plan assets at end of year	36,049	32,912

Funded status	¥(25,941)	¥(22,803)

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Amounts recognized in the consolidated balance sheets consist of:

	March 31,
	2015	2016
	(Yen in millions)
Other assets	¥—	¥1,354
Accrued pension and severance liabilities	(25,941)	(24,157)

Net amount recognized	¥(25,941)	¥(22,803)

Amounts recognized in accumulated other comprehensive income (loss) consist of:

	March 31,
	2015	2016
	(Yen in millions)
Prior service cost	¥(61)	¥(193)
Actuarial loss	(21,171)	(18,867)

Accumulated other comprehensive loss	¥(21,232)	¥(19,060)

	March 31,
	2015	2016
	(Yen in millions)
Accumulated benefit obligation at end of year	¥59,558	¥53,473

Pension plans with an accumulated benefit obligation in excess of plan assets at the end of year:

	March 31,
	2015	2016
	(Yen in millions)
Projected benefit obligation	¥61,990	¥40,278
Accumulated benefit obligation	59,558	38,035
Fair value of plan assets	36,049	16,122

Net periodic pension costs at KII, AVX and TA in the years ended March 31, 2014, 2015 and 2016 include the following components:

	Years ended March 31,
	2014	2015	2016
	(Yen in millions)
Service cost	¥487	¥543	¥689
Interest cost	1,912	2,021	1,732
Expected return on plan assets	(1,655)	(2,036)	(2,036)
Amortization of prior service cost	10	11	12
Recognized actuarial loss	793	608	1,256

Net periodic pension costs	¥1,547	¥1,147	¥1,653

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Changes in other comprehensive income (loss) at KII, AVX and TA in the years ended March 31, 2014, 2015 and 2016 mainly consist of the following components:

	Years ended March 31,
	2014	2015	2016
	(Yen in millions)
Prior service cost due to plan amendments	¥—	¥—	¥(155)
Net actuarial gain (loss) incurred during the year	2,555	(8,467)	(21)
Amortization of prior service cost	10	11	12
Recognized actuarial loss	793	608	1,256

Total	¥3,358	¥(7,848)	¥1,092

Prior service cost and actuarial loss expected to be amortized at KII, AVX and TA in the year ending March 31, 2017 are as follows:

Year ending March 31, 2017
(Yen in millions)
Amortization of prior service cost	¥24
Recognized actuarial loss	1,208

Assumptions used to determine projected benefit obligations of the plans at KII, AVX and TA as of March 31, 2015 and 2016 are as follows:

	March 31,
	2015	2016
Discount rate (%)	1.30-4.00	0.50-4.21
Rate of increase in compensation levels (%)	2.50-4.00	2.50-3.50

Assumptions used to determine net periodic pension costs at KII, AVX and TA in the years ended March 31, 2014, 2015 and 2016 are as follows:

Years ended March 31,
	2014	2015	2016
Discount rate (%)	3.10-4.57	3.00-4.79	1.30-4.00
Rate of increase in compensation levels (%)	2.50-3.90	2.50-4.00	2.50-4.00
Expected long-term rate of return on plan assets (%)	5.17-7.75	5.50-8.00	0.50-7.75

KII and AVX determine their expected long-term rate of return on plan assets based on the consideration of the current expectations for future returns and the historical returns of other plan assets categories in which they invest.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Plan assets

KII’s and AVX’s plan assets categories at March 31, 2015 and 2016 are as follows:

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

	March 31,
	2015				2016
	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)	Total	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)	Total
	(Yen in millions)
Equity securities:
International	¥9,479	¥—	¥—	¥9,479	¥5,771	¥—	¥—	¥5,771
Pooled funds(1)	—	—	—	—	2,583	—	—	2,583
Debt securities:
Government bonds	685	—	—	685	674	—	—	674
Government agency bonds	—	1,310	—	1,310	—	1,244	—	1,244
Corporate bonds	—	995	—	995	—	1,119	—	1,119
Pooled separate account(2)	—	21,898	—	21,898	—	19,749	—	19,749
Other	—	1,589	—	1,589	—	1,686	—	1,686
Cash and cash equivalents	93	—	—	93	86	—	—	86

Total	¥10,257	¥25,792	¥—	¥36,049	¥9,114	¥23,798	¥—	¥32,912

(1)	This category includes pooled funds that mainly invest in U.S. equity securities that are listed on securities exchanges.
(2)	This category includes pooled separate accounts held by AVX that mainly invest in equity securities and debt securities.

KII’s long-term strategy is for target allocation of 70%-80% equity securities and 20%-30% debt securities for its defined benefit plans. AVX’s long-term strategy is for target allocation of 50% equity and 50% fixed income for its U.S. defined benefit plans and 45% equity and 55% fixed income for its European defined benefit plans.

KII and AVX forecast to contribute ¥1,782 million to the defined benefit pension plans in the year ending March 31, 2017.

Estimated future benefit payments of the plans at KII, AVX and TA are as follows:

Years ending March 31,	(Yen in millions)
2017	¥2,772
2018	2,818
2019	2,863
2020	2,919
2021	2,970
2022 to 2026	15,576

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

AVX also maintains non-qualified deferred compensation programs which permit key employees to annually elect to defer a portion of their compensation until retirement. Contributions to the plans are as follow:

	Years ended March 31,
	2014	2015	2016
	(Yen in millions)
Contributions to the plans	¥659	¥658	¥750

12. DERIVATIVES AND HEDGING

Kyocera’s activities are exposed to varieties of market risks, including the effects of changes in foreign currency exchange rates, interest rates and stock prices. Approximately 60% of Kyocera’s net sales are generated from overseas customers, which exposes Kyocera to foreign currency exchange rates fluctuations. These financial exposures to market risks are monitored and managed by Kyocera as an integral part of its overall risk management program. Kyocera’s risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

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

Kyocera’s affiliate accounted for by the equity method uses interest rate swaps to minimize significant, unanticipated cash flow fluctuations caused by interest rate volatility. The affiliate also reduces credit risks by entering into transactions with certain creditworthy counterparty and limiting the amount of exposure to the counterparty.

Cash Flow Hedges:

Kyocera uses certain foreign currency forward contracts with terms normally lasting for less than four months designated as cash flow hedges to protect against foreign currency exchange rate risks inherent in its forecasted

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

transactions related to purchase commitments and sales. Kyocera’s affiliate accounted for by the equity method uses interest rate swaps mainly to convert a portion of its variable rates debt to fixed rates debt.

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

The aggregate contractual amounts of derivative financial instruments at March 31, 2015 and 2016 are as follows:

	March 31,
	2015	2016
	(Yen in millions)
Derivatives designated as hedging instruments:
Foreign currency forward contracts	¥12,797	¥12,867

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	182,761	240,125

Total derivatives	¥195,558	¥252,992

The fair value and location of derivative financial instruments in the consolidated balance sheets at March 31, 2015 and 2016 are as follows:

		March 31,
	Location	2015	2016
		(Yen in millions)
Derivative assets:
Derivatives designated as hedging instruments:
Foreign currency forward contracts	Other current assets	¥131	¥127

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Other current assets	3,927	5,478

Total derivative assets		¥4,058	¥5,605

Derivative liabilities:
Derivatives designated as hedging instruments:
Foreign currency forward contracts	Other current liabilities	¥104	¥98

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Other current liabilities	2,829	852

Total derivative liabilities		¥2,933	¥950

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Changes in the fair value of derivative financial instruments not designated as hedging instruments for the year ended March 31, 2014, 2015 and 2016 are as follows:

		Years ended March 31,
Type of derivatives	Location	2014	2015	2016
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains, net	¥6,189	¥3,099	¥3,528

13. COMMITMENTS AND CONTINGENCIES

Assets pledged as collateral

Kyocera’s investment in Kagoshima Mega Solar Power Corporation, which was ¥1,781 million at March 31, 2016 accounted for by the equity method, was pledged as collateral for loans of ¥19,490 million from financial institutions of Kagoshima Mega Solar Power Corporation.

Contractual obligations for the acquisition or construction of property, plant and equipment and lease contracts

As of March 31, 2016, Kyocera had contractual obligations for the acquisition or construction of property, plant and equipment aggregating ¥12,662 million principally due within one year.

Kyocera is a lessee under long-term operating leases primarily for office space and equipment. Rental expenses for operating leases were ¥12,876 million, ¥13,644 million and ¥14,290 million for the years ended March 31, 2014, 2015 and 2016, respectively.

The future minimum lease commitments under non-cancelable operating leases as of March 31, 2016 are as follows:

Years ending March 31,	(Yen in millions)
2017	¥6,121
2018	4,220
2019	2,562
2020	1,827
2021	1,152
2022 and thereafter	1,506

¥17,388

Long-term purchase agreements for the supply of raw materials

Between 2005 and 2008, Kyocera entered into four long term purchase agreements (the “LTAs”), principally governed by Michigan law, with Hemlock Semiconductor Corporation and its subsidiary Hemlock Semiconductor, LLC (collectively, “Hemlock”) for the supply of polysilicon material for use in its solar energy business. As of March 31, 2016, there is a remaining balance of ¥175,677 million of polysilicon material to be purchased under the LTAs by December 31, 2020, of which ¥47,694 million is prepaid.

A significant divergence between the market price of polysilicon material and the fixed contract price arose after the LTAs were signed. Because the Chinese government provided subsidies to Chinese polysilicon and solar panel producers, Chinese companies produced polysilicon material and solar panels at a significantly lower price compared to other market participants. As a result, other polysilicon producers reduced their prices, resulting in a

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

significant decrease in polysilicon material and the distortion of the world market for polysilicon. The U.S. government also placed anti-dumping duties on solar panels imported from China. This situation has been prolonged and has had an adverse effect on Kyocera’s solar energy business. In light of these unprecedented circumstances, Kyocera entered into discussions with Hemlock to modify the contract terms including its price and quantity.

However, on April 1, 2015, Hemlock filed a lawsuit against Kyocera in the United States District Court Eastern District of Michigan claiming damages for the alleged anticipatory repudiation of the LTAs by Kyocera. On April 3, 2015, Kyocera sued Hemlock before the Tokyo District Court contending that the LTAs are illegal and unenforceable because of Hemlock’s alleged abuse of a superior position which is prohibited under Japanese Antitrust Law.

The legal proceedings in Michigan and Japan are in process, and accordingly, Kyocera has not ordered the polysilicon material for the amount stated under the LTAs during the year ended December 31, 2015 (“the 2015 amount”), which is ¥26,934 million in total. As the LTAs contain take-or-pay provisions which purport to require Kyocera to pay for quantities of polysilicon material even if they do not take immediate delivery, Hemlock issued an invoice for the amount equal to the difference between the 2015 amount and applicable advanced payment on January 1, 2016. Kyocera did not purchase before February 15, 2016, the due date for payment of this invoice; therefore, Hemlock issued the default notice on February 16, 2016. Kyocera contends that the LTAs are illegal and unenforceable under Japanese Antitrust Law and even if they are enforceable, Kyocera has the right to cure a default by purchasing the 2015 amount within a certain period from the issuance of the default notice. The cure period expires on August 14, 2016. Taking into consideration these conditions, Kyocera has accounted for its rights and obligations under the LTAs, and has recorded ¥26,934 million as other current asset for the 2015 amount and ¥20,639 million as other account payable for the amount equal to the difference between the 2015 amount and applicable advanced payment.

Kyocera subsequently placed an order for purchasing the 2015 amount on June 27, 2016 in order to secure the right to cure the default.

Kyocera considered the polysilicon material of the 2015 amount in its analysis based on lower of cost and net realizable value approach taking into consideration the anticipated selling price of the applicable solar products and concluded no loss was incurred as of March 31, 2016. In addition, Kyocera evaluated whether the obligation to purchase polysilicon material through 2020, assuming delivery, was an adverse obligation or not, and concluded that no loss was incurred as of March 31, 2016.

Kyocera has entered into purchase agreements with a specific supplier other than Hemlock for purchasing polysilicon material used in its solar energy business. Under those agreements, during the year ended March 31, 2016, Kyocera purchased ¥5,906 million and is obligated to purchase ¥5,061 million in total by December 31, 2016.

Environmental matters

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

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

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

On October 10, 2012, the EPA, the United States, and the Commonwealth of Massachusetts and AVX announced that they had reached a financial settlement with respect to the EPA’s ongoing clean-up of the New Bedford Harbor in the Commonwealth (the harbor). That agreement is contained in a Supplemental Consent Decree that modifies certain provisions of prior agreements related to clean-up of the harbor, including elimination of the governments’ right to invoke certain reopener provisions in the future. Under the terms of the settlement, AVX was obligated to pay ¥39,643 million ($366.25 million), plus interest computed from August 1, 2012, in three installments over a two-year period for use by the EPA and the Commonwealth to complete the clean-up of the harbor. On May 26, 2015, AVX prepaid the third and final settlement installment of ¥14,894 million ($122.08 million), plus interest of ¥135 million ($1.11 million).

AVX and Kyocera recorded a charge with respect to this matter in the amount of ¥7,900 million ($100 million) for the year ended March 31, 2012, and ¥21,300 million ($266.25 million) for the year ended March 31, 2013, which were included in selling, general and administrative expenses in the consolidated statements of income.

Other than the above matter, Kyocera is involved in various environmental matters and Kyocera currently has certain amount of reserves related to such environmental matters. The amount recorded for identified contingent liabilities is based on estimates. Amounts recorded are reviewed periodically and adjusted to reflect additional legal and technical information that becomes available. The uncertainties about the status of laws, regulations, regulatory actions, technology and information related to individual matters make it difficult to develop an estimate of the reasonably possible aggregate environmental remediation exposure; therefore these costs could differ from our current estimates.

Others

On April 25, 2013, AVX was named as a defendant in a patent infringement case filed in the United States District Court for the District of Delaware captioned Greatbatch, Inc. v AVX Corporation. This case alleged that certain AVX products infringe on one or more of nine Greatbatch patents. On January 26, 2016, the jury returned a verdict in favor of the plaintiff in the first phase of a segmented trial and found damages to Greatbatch in the amount of ¥4,575 million ($37.5 million). AVX is reviewing this initial verdict, consulting with its legal advisors on what action AVX may take in response, and continuing to litigate the rest of the case.

AVX and Kyocera have recorded a liability of ¥4,575 million ($37.5 million) and charged the same amount in selling, general and administrative expenses in the consolidated statements of income for the year ended March 31, 2016.

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

The Companies Act requires a domestic company to appropriate as legal reserve or additional paid-in capital, an amount equal to 10% of the amount paid out for dividends until the sum of the legal reserve and additional paid-in capital equals 25% of its stated capital. The legal reserve and additional paid-in capital, which could be decreased due to shareholder actions, may be transferred to stated capital or used to reduce a deficit principally. The appropriated legal reserve at March 31, 2016 included in retained earnings was ¥19,276 million.

The Companies Act does not permit any payment of dividends in connection with repurchased treasury stock. Kyocera repurchased treasury stock mainly for the expeditious execution of capital strategies in the future, which are restricted as to the payment of cash dividends. The amount of statutory retained earnings of Kyocera Corporation available for the payment of dividends to shareholders at March 31, 2016 was ¥859,594 million.

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

The accompanying consolidated financial statements for the year ended March 31, 2016 do not include any provision for the year-end dividend of ¥50 per share aggregating ¥18,343 million payable on June 27, 2016 which was approved by the shareholders at the shareholder’s meeting held on June 24, 2016.

Kyocera’s equity in retained earnings or deficits of affiliates and an unconsolidated subsidiary accounted for by the equity method of accounting aggregating ¥(1,977) million at March 31, 2016 was included in retained earnings.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Changes in accumulated other comprehensive income are as follows:

	Net Unrealized Gains on Securities	Net Unrealized Losses on Derivative Financial Instruments	Pension Adjustments	Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Income
	(Yen in millions)
Balance at March 31, 2013	¥135,248	¥(68)	¥(23,415)	¥(61,627)	¥50,138
Other comprehensive income (loss), net
Other comprehensive income (loss) before reclassifications	160,366	(488)	3,402	40,214	203,494
Amounts reclassified from accumulated other comprehensive income	(1,831)	296	(1,079)	—	(2,614)

Other comprehensive income (loss), net	158,535	(192)	2,323	40,214	200,880

Equity transactions with noncontrolling interests	—	0	(9)	(46)	(55)

Balance at March 31, 2014	293,783	(260)	(21,101)	(21,459)	250,963
Other comprehensive income (loss), net
Other comprehensive income (loss) before reclassifications	174,548	(353)	(5,978)	52,179	220,396
Amounts reclassified from accumulated other comprehensive income	(490)	241	(1,305)	(28)	(1,582)

Other comprehensive income (loss), net	174,058	(112)	(7,283)	52,151	218,814

Equity transactions with noncontrolling interests	—	0	(68)	(36)	(104)

Balance at March 31, 2015	467,841	(372)	(28,452)	30,656	469,673
Other comprehensive income (loss), net
Other comprehensive income (loss) before reclassifications	63,339	(174)	(13,388)	(34,907)	14,870
Amounts reclassified from accumulated other comprehensive income	(13,990)	58	(789)	(13)	(14,734)

Other comprehensive income (loss), net	49,349	(116)	(14,177)	(34,920)	136

Equity transactions with noncontrolling interests	—	0	(19)	13	(6)

Balance at March 31, 2016	¥517,190	¥(488)	¥(42,648)	¥(4,251)	¥469,803

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Tax effects allocated to each component of other comprehensive income (loss) and adjustments, excluding amounts attributable to noncontrolling interests, are as follows:

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Yen in millions)
For the year ended March 31, 2014:
Net unrealized gains on securities:
Amount arising during the year	¥250,322	¥(89,956)	¥160,366
Reclassification adjustments for gains and losses realized in net income	(2,861)	1,030	(1,831)

Net change for the year	247,461	(88,926)	158,535
Net unrealized losses on derivative financial instruments:
Amount arising during the year	(692)	204	(488)
Reclassification adjustments for gains and losses realized in net income	370	(74)	296

Net change for the year	(322)	130	(192)
Pension adjustments:
Amount arising during the year	5,341	(1,939)	3,402
Reclassification adjustments for gains and losses realized in net income	(1,746)	667	(1,079)

Net change for the year	3,595	(1,272)	2,323
Foreign currency translation adjustments	40,214	—	40,214

Other comprehensive income (loss)	¥290,948	¥(90,068)	¥200,880

For the year ended March 31, 2015:
Net unrealized gains on securities:
Amount arising during the year	¥272,884	¥(98,336)	¥174,548
Reclassification adjustments for gains and losses realized in net income	(510)	20	(490)

Net change for the year	272,374	(98,316)	174,058
Net unrealized losses on derivative financial instruments:
Amount arising during the year	(469)	116	(353)
Reclassification adjustments for gains and losses realized in net income	304	(63)	241

Net change for the year	(165)	53	(112)
Pension adjustments:
Amount arising during the year	(6,885)	907	(5,978)
Reclassification adjustments for gains and losses realized in net income	(2,190)	885	(1,305)

Net change for the year	(9,075)	1,792	(7,283)
Foreign currency translation adjustments:
Amount arising during the year	52,179	—	52,179
Reclassification adjustments for gains and losses realized in net income	(28)	—	(28)

Net change for the year	52,151	—	52,151

Other comprehensive income (loss)	¥315,285	¥(96,471)	¥218,814

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Yen in millions)
For the year ended March 31, 2016:
Net unrealized gains on securities:
Amount arising during the year	¥92,042	¥(28,703)	¥63,339
Reclassification adjustments for gains and losses realized in net income	(20,572)	6,582	(13,990)

Net change for the year	71,470	(22,121)	49,349
Net unrealized losses on derivative financial instruments:
Amount arising during the year	(250)	76	(174)
Reclassification adjustments for gains and losses realized in net income	85	(27)	58

Net change for the year	(165)	49	(116)
Pension adjustments:
Amount arising during the year	(19,854)	6,466	(13,388)
Reclassification adjustments for gains and losses realized in net income	(1,543)	754	(789)

Net change for the year	(21,397)	7,220	(14,177)
Foreign currency translation adjustments:
Amount arising during the year	(34,907)	—	(34,907)
Reclassification adjustments for gains and losses realized in net income	(13)	—	(13)

Net change for the year	(34,920)	—	(34,920)

Other comprehensive income (loss)	¥14,988	¥(14,852)	¥136

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

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The amounts reclassified out of accumulated other comprehensive income and the affected line items in the consolidated statements of income for the year ended March 31, 2016 are as follows:

Amounts in parentheses indicate gains in the consolidated statements of income.

Details about accumulated other comprehensive income components	Affected line items	For the year ended March 31, 2016
		(Yen in millions)
Net unrealized gains (losses) on securities:
Sales of securities, and others	Gains on sales of securities, net	¥(20,350)
	Other, net	(304)

	Income before income taxes	(20,654)
	Income taxes	6,608

	Net income	(14,046)
	Net income attributable to noncontrolling interests	56

	Net income attributable to shareholders of Kyocera Corporation	(13,990)

Net unrealized gains (losses) on derivative financial Instruments:
Foreign currency forward contracts and interest rate swaps	Net sales	(101)
	Cost of sales	95
	Foreign currency transaction gains, net	3
	Other, net	87

	Income before income taxes	84
	Income taxes	(27)

	Net income	57
	Net income attributable to noncontrolling interests	1

	Net income attributable to shareholders of Kyocera Corporation	58

Pension adjustments:
Amortization of prior service cost and recognized actuarial loss	*	(1,435)

	Income before income taxes	(1,435)
	Income taxes	755

	Net income	(680)
	Net income attributable to noncontrolling interests	(109)

	Net income attributable to shareholders of Kyocera Corporation	(789)

Foreign currency translation adjustments:
Liquidation of subsidiaries	Other, net	(13)

	Income before income taxes	(13)
	Income taxes	—

	Net income	(13)
	Net income attributable to noncontrolling interests	—

	Net income attributable to shareholders of Kyocera Corporation	(13)

Total reclassifications for the period		¥(14,734)

*	As for the affected line items in the consolidated statements of income by reclassification of pension adjustments, please refer to the Note 11 to the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

15. INCOME TAXES

Income before income taxes and income taxes for the years ended March 31, 2014, 2015 and 2016 are comprised of the following components:

	Years ended March 31,
	2014	2015	2016
	(Yen in millions)
Income before income taxes:
Domestic	¥93,353	¥62,214	¥96,497
Foreign	52,915	59,648	49,086

Total income before income taxes	¥146,268	¥121,862	¥145,583

Income taxes:
Current income taxes:
Domestic	¥32,761	¥29,924	¥36,363
Foreign	8,139	16,380	12,824

Total current income taxes	40,900	46,304	49,187

Deferred income taxes:
Domestic	3,368	(42,237)	(23,256)
Foreign	6,986	(7,508)	5,461

Total deferred income taxes	10,354	(49,745)	(17,795)

Total income taxes	¥51,254	¥ (3,441)	¥31,392

In Japan, a company is subject to a number of taxes, based on income, which in the aggregate indicate normal statutory income tax rates of approximately 38.0%, 36.0% and 33.0% for the years ended 2014, 2015 and 2016, respectively.

Reconciliations between the Japanese statutory income tax rate and Kyocera’s effective income tax rate for the years ended March 31, 2014, 2015 and 2016 are as follows:

	Years ended March 31,
	2014	2015	2016
Japanese statutory income tax rate	38.0%	36.0%	33.0%
Difference in statutory tax rates of foreign subsidiaries	(4.3)	(4.3)	(2.7)
Change in valuation allowance	3.6	(5.0)	3.5
Tax credit for research and development expenses	(3.0)	(4.2)	(3.4)
Uncertainty in income taxes	0.4	(0.4)	(0.3)
Tax rate change*	1.2	(26.0)	(12.1)
Impairment of goodwill	0.2	0.9	3.2
Other	(1.1)	0.2	0.4

Effective income tax rate	35.0%	(2.8)%	21.6%

*	Tax rate change for the year ended March 31, 2014:

In accordance with the law “Partial Amendment of the Income Tax Act, etc.” (Law No. 10 of 2014) enacted in Japan on March 31, 2014, the special reconstruction corporation tax was repealed a year ahead of the original schedule and will not be imposed from the annual reporting periods commencing on and after April 1, 2014. As a result of such amendments, the effective Japanese statutory corporate tax rate of 38% previously applied for

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

calculation of the amount of deferred tax assets and deferred tax liabilities has been reduced to 36% with respect to temporary differences to be realized during the annual reporting periods commencing on and after April 1, 2014.

*	Tax rate change for the year ended March 31, 2015:

In accordance with the law “Partial Amendment of the Income Tax Act, etc.” (Law No. 9 of 2015) enacted in Japan on March 31, 2015, a revised corporation tax rate will be imposed from the annual reporting periods commencing on and after April 1, 2015. As a result of such amendments, the effective Japanese statutory corporate tax rate of 36% previously applied for calculation of the amount of deferred tax assets and deferred tax liabilities has been reduced to 33% with respect to temporary differences to be realized during the annual reporting periods commencing on April 1, 2015, and 32% with respect to temporary differences to be realized during the annual reporting periods commencing on and after April 1, 2016. Due mainly to the fact that Kyocera recognized reversal income taxes in the amount of ¥31,703 million after revaluating deferred tax assets and liabilities in line with the revision of the corporate tax rate, the effective tax rate decreased.

*	Tax rate change for the year ended March 31, 2016:

In accordance with the law “Partial Amendment of the Income Tax Act, etc.” (Law No. 15 of 2016) and “Partial Amendment of the Local Tax Act, etc.” (Law No. 13 of 2016) enacted on March 29, 2016 by the Diet of Japan, a revised corporation tax rate will be imposed from the annual reporting periods commencing on and after April 1, 2016. As a result of such amendments, the effective Japanese statutory corporate tax rate of 33% previously applied for calculation of the amount of deferred tax assets and deferred tax liabilities has been reduced to 31% with respect to temporary differences to be realized during the annual reporting periods commencing on April 1, 2016, and 32% previously has been reduced to 30% with respect to temporary differences to be realized during the annual reporting periods commencing on and after April 1, 2017, respectively. Kyocera recognized reversal income taxes in the amount of ¥17,638 million due to revaluation of deferred tax assets and liabilities in line with the revision of the corporate tax rate.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The components of the deferred tax assets and deferred tax liabilities at March 31, 2015 and 2016 are as follows:

	March 31,
	2015	2016
	(Yen in millions)
Deferred tax assets:
Enterprise tax	¥1,551	¥1,712
Inventories	14,149	12,731
Provision for doubtful accounts and loss on bad debts	1,733	1,790
Accrued expenses	16,619	11,517
Employee benefits	25,716	27,779
Depreciation and amortization	38,221	36,967
Securities	932	1,146
Net operating losses and tax credit carry forwards	32,151	36,893
Other	5,073	6,913

Total gross deferred tax assets	136,145	137,448
Valuation allowance	(33,005)	(40,021)

Net deferred tax assets	¥103,140	¥97,427

Deferred tax liabilities:
Depreciation and amortization	¥9,277	¥8,932
Securities	301,980	303,032
Prepaid benefit cost	3,723	994
Other	7,034	3,874

Total deferred tax liabilities	¥322,014	¥316,832

Net deferred tax liabilities	¥(218,874)	¥(219,405)

Net deferred tax assets and liabilities at March 31, 2015 and 2016 are reflected in the consolidated balance sheets under the following captions.

	March 31,
	2015	2016
	(Yen in millions)
Other current assets	¥42,314	¥—
Other assets	36,710	51,815
Other current liabilities	(5,444)	—
Deferred income taxes—non-current liabilities	(292,454)	(271,220)

Net deferred tax liabilities	¥(218,874)	¥(219,405)

Early Adoption of Accounting Standards Update No. 2015-17, “Balance Sheet Classification of Deferred Taxes”

In December 2015, the FASB issued ASU No. 2015-17, “Balance Sheet Classification of Deferred Taxes.” To simplify the presentation of deferred income taxes, this accounting standard changes require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. On December 31, 2015, Kyocera early adopted this accounting standard. For the adoption of this accounting standard, Kyocera did not retrospectively adjust its financial statements for prior periods.

At March 31, 2016, Kyocera had net operating losses carried forward of approximately ¥146,059 million, which are available to offset future taxable income. Regarding these net operating losses carried forward, the amount of

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

¥54,814 million recorded at domestic subsidiaries will expire within next nine years, and the amount of approximately ¥49,365 million recorded at U.S. subsidiaries will expire within next 20 years. Certain other foreign subsidiaries have net operating losses carried forward totaling approximately ¥41,880 million of which most have no expiration date.

At March 31, 2016, Kyocera had tax credits carried forward of ¥2,937 million, which are available to offset future income taxes. Regarding these tax credits carried forward, the amount of ¥439 million and ¥2,230 million recorded at foreign subsidiaries will expire within 20 years and will be available without expiration, respectively.

Kyocera intends to reinvest certain undistributed earnings of foreign subsidiaries for an indefinite period of time. Therefore, no deferred tax liabilities have been provided on undistributed earnings of these subsidiaries, which are not expected to be remitted in the foreseeable future. Kyocera estimates this unrecognized deferred tax liabilities are ¥10,586 million at March 31, 2016. The undistributed earnings of these subsidiaries are ¥315,499 million at March 31, 2016.

Total gross deferred tax assets at March 31, 2015 and 2016 were reduced by valuation allowances of ¥33,005 million and ¥40,021 million, respectively.

A reconciliation of the beginning and end amount of gross valuation allowance for deferred tax asset is as follows:

	March 31,
	2014	2015	2016
	(Yen in millions)
Balance at beginning of year	¥34,414	¥39,496	¥33,005
Increase	3,519	3,452	9,108
Decrease	(1,044)	(9,954)	(1,443)
Other*	2,607	11	(649)

Balance at end of year	¥39,496	¥33,005	¥40,021

*	Other consists mainly of foreign currency translation adjustments and business combinations.

A reconciliation of the beginning and end amount of gross unrecognized tax benefits is as follows:

	March 31,
	2014	2015	2016
	(Yen in millions)
Balance at beginning of year	¥4,064	¥4,804	¥3,258
Increase—tax position in prior years	1,457	353	669
Increase—tax position in current year	187	806	2,380
Decrease—tax position in prior years	(324)	(784)	(455)
Settlements with taxing authorities	(16)	(1,804)	(677)
Lapse of statute of limitations	(564)	(117)	(507)

Balance at end of year	¥4,804	¥3,258	¥4,668

Gross unrecognized tax benefits on the consolidated balance sheets that if recognized would affect the effective tax rate were ¥3,258 million and ¥4,668 million, at March 31, 2015 and 2016, respectively. Kyocera expects that a significant change in unrecognized tax benefits might occur within the next 12 months. However, Kyocera anticipates such change will not have significant impact on Kyocera’s consolidated results of operations and financial position.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Kyocera recorded interest and penalties related to unrecognized tax benefits as current income tax expenses in the consolidated statement of income in the amount of ¥24 million, ¥(184) million and ¥(18) million for the year ended March 31, 2014, 2015 and 2016, respectively, and as other non-current liabilities in the consolidated balance sheet in the amounts of ¥119 million and ¥178 million at March 31, 2015 and 2016, respectively. The above table excludes this accrual for estimated interest and penalties.

At March 31, 2016 Kyocera is subject to income tax examinations by tax authorities for the tax year 2015 onwards in Japan, and for the tax year 2011 onwards in the United States for its major jurisdictions.

16. SUPPLEMENTAL EXPENSE INFORMATION

Supplemental expense information is as follows:

	Years ended March 31,
	2014	2015	2016
	(Yen in millions)
Research and development expenses	¥48,830	¥55,285	¥58,755
Advertising expenses	7,040	6,988	6,336
Shipping and handling cost included in selling, general and administrative expenses	24,643	24,050	23,454

Gains of ¥12,039 million on sales of property, plant and equipment, net, which was mainly comprised of a gain on sales of assets under “Others” for the segment reporting, was deducted from the selling, general and administrative expenses for the year ended March 31, 2016.

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

Organic Multilayer Substrates

Multilayer Printed Wiring Boards

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

(3) Applied Ceramic Products Group

Solar Power Generating Systems, Battery Energy Storage Systems

Cutting Tools, Micro Drills

Medical and Dental Implants

Jewelry and Applied Ceramic Related Products

(4) Electronic Device Group

Capacitors, SAW Devices

Connectors, Crystal Components

Liquid Crystal Displays

Printing Devices

Power Semiconductor Products (Discrete Products, Power Modules)

(5) Telecommunications Equipment Group

Smartphones, Mobile Phones

PHS related Products

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

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Information by reporting segment at and for the years ended March 31, 2014, 2015 and 2016 is summarized on the following page:

Reporting segments

	Years ended March 31,
	2014	2015	2016
	(Yen in millions)
Net sales:
Fine Ceramic Parts Group	¥80,020	¥90,694	¥95,092
Semiconductor Parts Group	187,891	217,879	216,263
Applied Ceramic Products Group	272,795	277,629	247,516
Electronic Device Group	284,322	284,145	290,902
Telecommunications Equipment Group	186,749	204,290	170,983
Information Equipment Group	307,848	332,596	336,308
Others	173,137	172,925	167,793
Adjustments and eliminations	(45,393)	(53,622)	(45,230)

Net sales	¥1,447,369	¥1,526,536	¥1,479,627

	Years ended March 31,
	2014	2015	2016
	(Yen in millions)
Income before income taxes:
Fine Ceramic Parts Group	¥11,836	¥16,134	¥15,745
Semiconductor Parts Group	31,889	33,971	28,934
Applied Ceramic Products Group	33,501	3,159	16,386
Electronic Device Group	21,160	34,372	10,974
Telecommunications Equipment Group	1,437	(20,212)	(4,558)
Information Equipment Group	28,193	34,569	27,106
Others	6,276	6,848	11,575

Total operating profit	134,292	108,841	106,162
Corporate gains and Equity in earnings (losses) of affiliates and an unconsolidated subsidiary	11,889	13,744	39,534
Adjustments and eliminations	87	(723)	(113)

Income before income taxes	¥146,268	¥121,862	¥145,583

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	Years ended March 31,
	2014	2015	2016
	(Yen in millions)
Depreciation and amortization:
Fine Ceramic Parts Group	¥5,014	¥4,956	¥5,329
Semiconductor Parts Group	15,765	15,723	15,618
Applied Ceramic Products Group	13,558	12,527	11,425
Electronic Device Group	17,585	16,010	17,294
Telecommunications Equipment Group	5,091	4,339	4,570
Information Equipment Group	10,963	11,488	14,428
Others	5,965	5,820	5,985
Corporate	2,210	2,131	1,998

Total	¥76,151	¥72,994	¥76,647

	Years ended March 31,
	2014	2015	2016
	(Yen in millions)
Write-down of inventories:
Fine Ceramic Parts Group	¥330	¥138	¥45
Semiconductor Parts Group	824	2,065	1,595
Applied Ceramic Products Group	1,223	9,542	2,117
Electronic Device Group	1,170	1,816	1,464
Telecommunications Equipment Group	2,335	2,775	5,973
Information Equipment Group	1,016	803	890
Others	358	222	154

Total	¥7,256	¥17,361	¥12,238

	Years ended March 31,
	2014	2015	2016
	(Yen in millions)
Capital expenditures:
Fine Ceramic Parts Group	¥3,195	¥6,077	¥7,136
Semiconductor Parts Group	16,566	11,465	15,104
Applied Ceramic Products Group	8,546	6,665	10,055
Electronic Device Group	12,048	14,471	19,607
Telecommunications Equipment Group	2,997	2,525	2,624
Information Equipment Group	5,550	9,196	8,512
Others	3,437	2,695	2,844
Corporate	4,272	3,576	3,051

Total	¥56,611	¥56,670	¥68,933

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	March 31,
	2014	2015	2016
	(Yen in millions)
Assets by reporting segment:
Fine Ceramic Parts Group	¥69,165	¥78,580	¥81,076
Semiconductor Parts Group	169,330	194,547	186,407
Applied Ceramic Products Group	317,750	306,984	287,911
Electronic Device Group	451,856	509,836	484,683
Telecommunications Equipment Group	105,597	102,762	92,752
Information Equipment Group	290,378	304,044	301,471
Others	171,652	176,556	176,954

	1,575,728	1,673,309	1,611,254
Corporate and investments in and advances to affiliates and an unconsolidated subsidiary	1,182,912	1,492,915	1,616,029
Adjustments and eliminations	(121,936)	(145,040)	(132,234)

Total assets	¥2,636,704	¥3,021,184	¥3,095,049

Information for revenue from external customers by destination and long-lived assets based on physical location as of and for the years ended March 31, 2014, 2015 and 2016 are summarized as follows:

Geographic segments

	Years ended March 31,
	2014	2015	2016
	(Yen in millions)
Net sales:
Japan	¥643,423	¥643,577	¥607,642
Asia	274,512	301,278	307,744
Europe	247,700	265,323	253,382
United States of America	217,230	248,145	250,203
Others	64,504	68,213	60,656

Net sales	¥1,447,369	¥1,526,536	¥1,479,627

	March 31,
	2014	2015	2016
	(Yen in millions)
Long-lived assets:
Japan	¥180,342	¥173,683	¥182,793
Asia	49,140	49,936	43,785
Europe	21,395	16,153	16,661
United States of America	13,377	14,743	14,264
Others	6,303	6,976	6,984

Total	¥270,557	¥261,491	¥264,487

There are no individually material countries with respect to revenue from external customers and long-lived assets in Asia, Europe and Others.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

18. PER SHARE INFORMATION

A reconciliation of the numerators and the denominators of basic and diluted earnings per share computations are as follows:

	Years ended March 31,
	2014	2015	2016
	(Yen in millions except per share amounts)
Net income attributable to shareholders of Kyocera Corporation	¥88,756	¥115,875	¥109,047
Basic earnings per share:
Net income attributable to shareholders of Kyocera Corporation	241.93	315.85	297.24
Diluted earnings per share:
Net income attributable to shareholders of Kyocera Corporation	241.93	315.85	297.24

	Years ended March 31,
	2014	2015	2016
	(shares in thousands)
Basic weighted average number of shares outstanding	366,872	366,864	366,859
Diluted weighted average number of shares outstanding	366,872	366,864	366,859

The cash dividends declared per share is as follows:

	Years ended March 31,
	2014	2015	2016
	(per share of common stock)
Cash dividends declared per share	¥80.00	¥100.00	¥100.00

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

19. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental information related to the Consolidated Statements of Cash Flows is as follows:

	Years ended March 31,
	2014	2015	2016
	(Yen in millions)
Cash paid during the year:
Interest	¥2,009	¥1,422	¥1,408
Income taxes	36,617	44,172	31,134
Non-cash investing and financing activities:
Obtaining assets by entering into capital lease	¥489	¥419	¥692
Accounts payable for purchases of property, plant and equipment	12,951	10,393	15,532
Accounts payable for purchases of held-to-maturity securities	—	—	6,000
Acquisitions of businesses:
Fair value of assets acquired	¥31,498	¥4,230	¥46,977
Fair value of liabilities assumed	(11,803)	(2,235)	(17,477)
Noncontrolling interests	—	(23)	(5,140)
Cash acquired	(3,720)	(129)	(2,410)

Subtotal	15,975	1,843	21,950

Additional payment for an acquisition of business in the previous year	—	—	726

Total	¥15,975	¥1,843	¥22,676

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

20. SUBSEQUENT EVENT

Kyocera and Nihon Inter Electronics Corporation (NIEC; collectively, together with Kyocera, the Companies) hereby give the following notice as they have passed a resolution at each of their respective board of directors’ meetings held on May 16, 2016 to merge under an absorption-type merger in which Kyocera will be the surviving company and NIEC will be the merged company and entered into a Merger Agreement (the Merger Agreement) by and between the Companies. The Companies plan to conduct the Merger with August 1, 2016 being the effective date.

Kyocera did not obtain an approval from its shareholders meeting due to reliance on the procedures for a short form merger pursuant to Article 796, Paragraph 2 of the Companies Act (Act No.86 of 2005, including any amendments thereafter; the same shall apply hereinafter). NIEC obtained an approval for the execution of the Merger Agreement at its ordinary shareholders meeting scheduled held on June 16, 2016.

Before the effective date of the Merger (scheduled to be August 1, 2016), NIEC’s ordinary shares will be delisted from the second division of the Tokyo Stock Exchange, Inc. as of July 27, 2016, with July 26, 2016 being the final transaction date.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Kyocera certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kyocera Corporation
(Registrant)

By	/s/ SHOICHI AOKI
Shoichi Aoki
Director, Managing Executive Officer and General Manager of Corporate Financial and Accounting Group

June 27, 2016

INDEX OF EXHIBITS

Exhibit Number	Description

1.1	Articles of Incorporation (incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on June 28, 2013 (File No. 001 - 07952))

1.2	Share Handling Regulations of the Registrant (incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on June 30, 2014 (File No. 001 - 07952))

1.3	Regulations of the Board of Directors of the Registrant (incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on June 29, 2011 (File No. 001 - 07952))

1.4	Regulations of the Audit & Supervisory Board of the Registrant (incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on June 30, 2015 (File No. 001 - 07952))

2.1	Amended and Restated Deposit Agreement, dated as of June 29, 1998 among Kyocera Corporation, Citibank N.A. as Depositary and all owners and holders from time to time of American Depositary Receipts, as amended by Amendment No.1 thereto, dated as of January 5, 1999 (incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 24, 2001), as further amended by Amendment No. 2 thereto, dated as of December 21, 2007, including the form of American Depositary Receipt (incorporated by reference to Post-effective Amendment No. 2 to the Registrant’s Registration Statement on Form F-6 filed on December 4, 2007 (File No. 333 - 07222))

4.1	Supplemental Consent Decree with Defendant AVX Corporation containing agreement between AVX Corporation and the United States and the Commonwealth of Massachusetts, dated October 10, 2012 (incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on June 28, 2013 (File No. 001 - 07952))

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of the Registrant’s Annual Report on Form 20-F)

11.1	Code of Ethics (incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on July 5, 2007 (File No. 001 - 07952))

12.1	Certification of the principal executive officer of the Registrant required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer of the Registrant required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the principal executive officer of the Registrant required by 17 C.F.R. 240. 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of the principal financial officer of the Registrant required by 17 C.F.R. 240. 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Consent of PricewaterhouseCoopers Kyoto with respect to its report on the audit of the financial statements included in the Registrant’s Annual Report on Form 20-F

101. INS	XBRL Taxonomy Extension Instance Document

101. SCH	XBRL Taxonomy Extension Schema Document

101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101. LAB	XBRL Taxonomy Extension Labels Linkbase Document

101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document

101. DEF	XBRL Taxonomy Extension Definition Linkbase Document