Form 20-F
period 2017-03-31
KYOCERA CORP
filed 2017-06-28
CIK 57083

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2017

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

As of March 31, 2017, 367,712,383 shares of common stock were outstanding, comprised of 364,496,200 Shares and 3,216,183 American Depositary Shares (equivalent to 3,216,183 Shares).

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer  ☒                Accelerated filer  ☐                Non-accelerated filer  ☐                 Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Also, as used in this annual report on Form 20-F:

•	“U.S. dollar” or “$” means the lawful currency of the United States of America, “yen” or “¥” means the lawful currency of Japan and “Euro” means the lawful currency of the European Union.

•	“U.S. GAAP” means generally accepted accounting principles in the United States of America, and “Japanese GAAP” means generally accepted accounting principles in Japan.

•	“ADS” means an America Depositary Share, each representing one share of Kyocera’s common stock, and “ADR” means an American Depositary Receipt evidencing ADSs.

•	“fiscal 2017” refers to Kyocera’s fiscal year ended March 31, 2017, and other fiscal years are referred to in a corresponding manner.

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

	2013	2014	2015	2016	2017
	(Yen in millions and shares in thousands, except per share amounts)
For the years ended March 31:
Net sales	¥1,280,054	¥1,447,369	¥1,526,536	¥1,479,627	¥1,422,754
Profit from operations	76,926	120,582	93,428	92,656	104,542
Net income attributable to shareholders of Kyocera Corporation	66,473	88,756	115,875	109,047	103,843

Earnings per share:
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥181.18	¥241.93	¥315.85	¥297.24	¥282.62
Diluted	181.18	241.93	315.85	297.24	282.62
Weighted average number of shares outstanding:
Basic	366,884	366,872	366,864	366,859	367,428
Diluted	366,884	366,872	366,864	366,859	367,428

Cash dividends declared per share:
Per share of common stock	¥60	¥80	¥100	¥100	¥110
Per share of common stock*	$0.66	$0.78	$0.81	$0.88	$0.97

At March 31:
Total assets	¥2,282,853	¥2,636,704	¥3,021,184	¥3,095,049	¥3,110,470
Long-term debt	20,855	19,466	17,881	18,115	16,409
Common stock	115,703	115,703	115,703	115,703	115,703
Kyocera Corporation shareholders’ equity	1,646,157	1,910,083	2,215,319	2,284,264	2,334,219
Total equity	1,714,942	1,987,226	2,303,623	2,373,762	2,418,909
Depreciation	¥63,119	¥65,760	¥62,413	¥65,853	¥66,019
Capital expenditures	¥56,688	¥56,611	¥56,670	¥68,933	¥67,781

*	Translated into the U.S. dollars based on the exchange rates at each payment date in Japan.

“Earnings per share” and “Cash dividends declared per share” are calculated under the assumption that the stock split undertaken by Kyocera Corporation on October 1, 2013 had been undertaken at the beginning of fiscal 2013. For details of the stock split, please refer to “Capital Stock” in Item 10.B. “Memorandum and Articles of Association” of this annual report on Form 20-F on page 76.

The following table shows the exchange rates for Japanese yen per $1.00 based upon the noon buying rate in New York City for cash transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

For the years ended March 31,	High	Low	Average	Period-end
2013	96.16	77.41	82.96	94.16
2014	105.25	92.96	100.15	102.98
2015	121.50	101.26	109.75	119.96
2016	125.58	111.30	120.04	112.42
2017	118.32	100.07	108.25	111.41

For most recent six months
December 2016	118.32	113.50	116.00	116.78
January 2017	117.68	112.72	114.87	112.72
February 2017	114.34	111.74	112.91	112.06
March 2017	115.02	110.48	112.92	111.41
April 2017	111.52	108.40	110.09	111.44
May 2017	114.19	110.68	112.24	110.71

The noon buying rate for Japanese yen on June 16, 2017 was $1.00 = 110.84

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully read the risks described below before making an investment decision.

Risks Related to Kyocera’s Business

(1) Changes in the Japanese and global economy may significantly reduce demand for Kyocera’s products

Kyocera conducts business not only in Japan but also around the world and provides products and services for a variety of markets such as the digital consumer equipment, industrial machinery, automotive and environmental and energy-related markets. In the year ending March 31, 2018 (“fiscal 2018”), the Japanese economy is expected to grow at a low rate. Overseas, the U.S. economy is forecast to continue expanding, while persistent low growth is forecast in the European economy and the growth rate in the Chinese economy is projected to decline. In the event that the economies of respective countries around the world deteriorate beyond expectations, a reduction in private capital investment and a decline in personal consumption may affect production activities in Kyocera’s key markets. This may in turn lead to a decline in Kyocera’s business environment, consolidated results of operations, financial condition and cash flows.

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

(3) Since a significant percentage of Kyocera’s revenues have been derived from foreign sales in recent years, various export risks may disproportionately affect its revenues

Kyocera’s sales to customers located outside Japan accounted for approximately 58% of its total revenues in fiscal 2017. Kyocera believes that overseas sales will continue to account for a significant percentage of its revenues. Therefore, the following export risks may disproportionately affect Kyocera’s revenues:

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

(5) Kyocera sells a diverse variety of products, and in each of its businesses Kyocera is subject to intense competitive pressures, including in terms of price, technological change, product development, quality and speed of delivery, and these pressures are likely to increase in the near term

Kyocera sells a wide variety of products and, therefore, faces a broad range of competitors from large international companies to relatively small, rapidly growing and highly specialized companies. Kyocera’s competitive landscape is subject to continuous change, and new and significant competitors may emerge, including competitors based in emerging markets such as China that may have competitive advantages in terms of cost structure or other factors. Kyocera has a variety of businesses in different industries while many of its competitors specialize in one or a few of these business areas. As a result, Kyocera may not fund or invest in certain of its businesses to the same degree as its competitors, or these competitors may have greater financial, technical, and marketing resources available to them than the portion of its business against which they compete.

While some of the factors that drive competition vary by product area, price and speed of delivery are primary factors that impact in all areas of Kyocera’s business. Price pressure has been intense, and thus Kyocera predicts that its selling prices will continue to be lower than in fiscal 2017 depending partly on the demand and competition situation. In businesses in which Kyocera develops, produces and distributes specialized parts for its customers’ products, its competitive position depends significantly on being involved early in the process of creating a new product that fits its customers’ needs for each business. To maintain these competitive advantages, it is critical to maintain close ties with customers so that Kyocera can ensure that it is able to meet required specifications and be the first supplier to create and deliver the product. Kyocera’s gross margins may be reduced if the business environment changes in a way that Kyocera cannot maintain these important relationships with customers or its market share or if it is forced in the future to further reduce prices in response to the actions of its competitors.

(6) Fluctuations in the price and ability of suppliers to provide the required quantity of raw materials for use in Kyocera’s production activities

Raw materials used in the production activities of Kyocera’s respective businesses are constantly subject to price fluctuations, and as such, rising raw material prices may lead to an increase in production costs. Kyocera cannot guarantee that it will be able to maintain an appropriate differential between customer prices and Kyocera’s raw material and production costs at all times, which could lead to reduced profitability. Under U.S. GAAP, Kyocera has recorded a write down in the carrying value of its raw material inventory to at the lower of cost or net realizable value and may be required to undertake further write downs in the future. Such write downs are required when the cost of inventory exceeds its estimated net realizable value, which represents estimated selling prices in the ordinary course of business less reasonably predictable costs of production, disposal and transport.

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

In order to attempt to ensure stable procurement and prices for certain raw materials, Kyocera on occasion enters into long-term purchase agreements with the aim of reducing the risk associated with the procurement of such raw materials. However, considerable changes in the business environment and other factors may cause the contract price under a purchase agreement to significantly exceed the market price, or may cause the amount of such raw materials that Kyocera consumes to significantly fall short of the amount based on the sales demand projections made at the time Kyocera entered into, which are thus underlying, the agreement. Such developments may adversely affect Kyocera’s production costs and profitability.

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

(7) Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes can adversely affect Kyocera’s production yields and operating results

Kyocera ordinarily outsources the fabrication of certain components and sub-assemblies of its products, often to sole source suppliers or a limited number of suppliers. Several suppliers have manufacturing processes which are very complex and require a long lead-time. Kyocera may be affected by occasional delays in obtaining components and sub-assemblies. Kyocera’s production of certain products will also be materially and adversely affected if Kyocera is unable to obtain high quality, reliable and timely supply of these components and sub-assemblies. In addition, any reduction in the precision of these components will cause delays and interruptions in Kyocera’s production cycle.

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

(8) Shortages and rising costs of electricity may adversely affect Kyocera’s production and sales activities

As many nuclear power plant operations in Japan currently has ceased and remains at rest due to the damage and equipment failure of the nuclear power plant caused by the Great East Japan Earthquake in March 2011, Japan may have shortages and rising costs of electricity. Kyocera secures electric power supplies for emergency for equipment and centers, however, Kyocera’s production activity may become diminished if massive blackouts occur and electricity shortages continue in the areas in which Kyocera has facilities. Shortages of electricity in the areas in which Kyocera’s suppliers and customers have main operations may also interrupt Kyocera’s procurement and sales activities. In addition, significant rising costs of electricity may adversely affect Kyocera’s results of operations, financial condition and cash flows.

(9) Future initiatives and in-process research and development may not produce the desired results

Kyocera intends to expand its product lines and development capacity to satisfy increasing demand and customer requirement in its target markets. Unexpected technical delays in completing these initiatives or changes to Kyocera’s customers’ policies could lengthen development schedules and result in lower revenues based on the products or technologies developed from these initiatives. There can be no assurance that the products derived from Kyocera’s in-process research and development activities will achieve desired results and market acceptance.

(10) Companies or assets acquired by Kyocera and collaborations, partnerships and alliances etc., with outside organizations may require more costs than expected for integration, and may not produce returns or benefits, or bring in anticipated business opportunities

In the course of developing its business, from time to time Kyocera considers opportunities to acquire, and undertakes the acquisition of companies or assets through mergers and acquisitions. There can be no assurance that Kyocera will be able to integrate the operations, products and personnel of the acquired companies with its own in an efficient manner. Nor can there be any assurance that Kyocera will be able to achieve operational and financial returns or benefits, or bring in new business opportunities, which it expects from the acquisition. An acquired company may not be able to manufacture products or offer services in the amounts or at the efficiency levels that Kyocera plans, and the demand for such products or services may not be at the levels that Kyocera anticipates. Failure to make the most of acquisitions and meet Kyocera’s expectations could have a material adverse effect on Kyocera’s business. In addition, Kyocera faces similar risks in connection with its collaborations, partnerships and alliances etc., with outside organizations such as firms, academic institutions and governmental organizations.

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

(14) Changes in our environmental liability and compliance obligations may adversely impact our operations

Kyocera is subject to various environmental laws and regulations in Japan and the other countries, which are related to greenhouse gas mitigation, air emissions, soil contamination, wastewater discharges, the handling, disposal and remediation of hazardous substances, wastes and certain chemicals, product recycling, health, safety and property preservations of employees and community residents, labeling or other notifications with respect to the content or other aspects of our processes, products or packaging, restrictions on the use of certain materials in or on design aspects of our products or product packaging, and responsibility for disposal of products or product packaging. As well as our current operations, these laws and regulations can be applied to our past operations and may be applicable to the past operations of businesses acquired from other companies even if such operations occurred before our acquisitions. In addition, these laws and regulations which are applied to Kyocera can be more stringent or the scope of the laws and regulations can be broadened in the future due to factors including global climate change. With respect to greenhouse gas mitigation in particular, international emissions trading regime may be created based on the result of the intergovernmental dialogue on global climate change. Kyocera establishes reserves for specifically identified potential environmental liabilities when such liabilities are probable and can be reasonably estimated. In case we fail to comply with such laws and regulations, we could be required by the relevant governmental organizations to pay penalty costs or remediation compensation. Furthermore, we may make voluntary payments to compensate for environmental problems if we deem such compensation to be necessary. The cost obligations noted above may adversely affect Kyocera’s results of operations, financial condition and cash flows.

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

Risks Related to Disasters or Unpredictable Events

(16) Kyocera’s markets or supply chains may be adversely affected by terrorism, outbreaks of disease, wars or similar events

Kyocera, as a global company, has been expanding its business worldwide. At the same time, we are increasingly exposed to risks from terrorism, outbreaks of disease, war and other similar events. In the case that those events occur, Kyocera’s operating activities would be suspended. Furthermore, there would be delay, disorder or suspension in Kyocera’s R&D, manufacturing, sales and services. If such delay or disruption occurs and continues for a long period of time, Kyocera’s business, consolidated results of operations, financial condition and cash flows may be adversely affected.

(17) Kyocera’s headquarters and major facilities as well as its suppliers and customers may suffer the devastating effects of earthquakes and other disasters

Kyocera’s headquarters and major facilities including plants, sales offices and R&D centers are located not only in Japan but also all over the world. It might be inevitable that Kyocera would suffer from natural disasters such as earthquakes, typhoons, tsunamis, heavy rains, floods, heavy snow or other disasters, as well as manmade disasters such as a major industrial accident affecting one of our facilities. For instance, if a strong earthquake devastated Kyocera’s employees, R&D or manufacturing facilities, Kyocera’s operating activities would be suspended and manufacturing and shipment would be delayed. Kyocera may also incur a great amount of expenses, such as repair expenses for the damaged machines or facilities. In addition, if the social and economic infrastructure suffers from adverse damages, traffic disturbance and electric power outages could occur and they may affect Kyocera’s supply chains or manufacturing operations. Furthermore, Kyocera may be unable to obtain raw materials if our suppliers sustain damage and Kyocera may also face difficulties shipping its products if its customers sustain damage. Those damages set forth above, as well as any resulting general economic slowdown and lower consumption levels, may have a material adverse effect on Kyocera’s consolidated results of operations, financial condition and cash flows.

Risks Related to Financial and Accounting

(18) Kyocera may be exposed to credit risk on trade receivables due to its customers’ worsening financial condition

Kyocera maintains allowances for doubtful accounts related to trade receivables for estimated losses resulting from customers’ inability to make timely payments. However, trade receivables in the ordinary operating activity are not covered by collateral or credit insurance. Therefore, if customers with whom Kyocera has substantial accounts receivable face difficulty in making payments due to economic downturn and if Kyocera is forced to write off those receivables, Kyocera’s consolidated results of operations, financial condition and cash flows may be adversely affected.

(19) Kyocera may have to incur impairment losses on its investments in equity securities

Kyocera holds investments in equity securities of companies not affiliated with us, which we generally hold on a long-term position for business relationship purposes. If there are certain declines in the fair value, that is, the market price, of the shares of these companies, and we determine that such declines are other-than-temporary, Kyocera will need to record an impairment loss. A substantial portion of Kyocera’s investments in equity securities consists of an investment in shares of KDDI Corporation, a Japanese telecommunication service provider. Kyocera Corporation’s equity interest in KDDI Corporation was 12.78% as of March 31, 2017. Kyocera Corporation’s investment in shares of KDDI Corporation accounts for approximately 30% of Kyocera’s total assets. Accordingly, fluctuations in the market value of the shares of KDDI Corporation may materially affect Kyocera’s financial condition. From the perspective of enhancing the corporate value of Kyocera on a mid- to long-term basis, Kyocera intends to keep its ownership of some of the equity securities as strategic investments including KDDI shares in light of attaining growth of business through strengthening, maintaining and developing trade relationship and securing profits from shareholding and consideration for the social significance of Kyocera. For equity securities including strategic investments in its portfolio, with periodical checks for the economic rationality, Kyocera may dispose of some securities which lack merit for Kyocera, although market conditions may not permit us to do so at the time, speed or price we may wish.

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

(26) Our shareholders of record on a record date may not receive the dividend they anticipate

The customary dividend payout practice of publicly listed companies in Japan may significantly differ from the practice widely followed in foreign markets. Our dividend payout practice is no exception. The declaration and payment of year-end dividends requires the approval of shareholders of our common stock at the annual general meeting of shareholders held in June of each year. Our board of directors decides and submits a proposal for a year-end dividend declaration a few weeks before the annual general meeting. If the shareholders’ approval is given, the year-end dividend payment is made to shareholders of record as of the record date for such payment, which is March 31, whether or not the shareholders are still holding shares after such record date. The declaration and payment of interim dividends is decided by our board of directors and does not require the approval of shareholders. The interim dividend payment is made to shareholders of record as of the record date for such payment, which is September 30, whether or not the shareholders are still holding shares after such record date. Shareholders of record as of the applicable record date may sell shares in the market after the record date with the anticipation of receiving a certain dividend payment. However, the date of declaration of interim dividends is decided by our board, and the declaration of year-end dividends is approved by our shareholders only in June, based upon a proposal submitted by our board. As such, we may have announced a dividend forecast before the applicable record date; but, in making a decision on the dividend declaration, neither our shareholders nor our board of directors are legally bound by such forecast. Therefore, our shareholders of record on the record dates for interim or year-end dividends may not receive the dividend they anticipate.

(27) Foreign exchange fluctuations may affect the dollar value of our ADSs and dividends payable to holders of our ADSs

Market prices for our ADSs may fall if the value of the yen declines against the U.S. dollar. In addition, the U.S. dollar amount of cash dividends and other cash payments made to holders of our ADSs would be reduced if the value of the yen declines against the U.S. dollar.

(28) We believe that we were a passive foreign investment company (PFIC) for United States federal income tax purposes for the 2016 and 2017 fiscal years and that we may be treated as a PFIC in the current or future taxable years.

Because of the passive nature of our assets and income, we believe that we were a PFIC for United States federal income tax purposes for the 2016 and 2017 fiscal years and that we may be treated as a PFIC in the current or future taxable years. Assuming that we are a PFIC, U.S. holders of our shares and ADSs may be subject to special adverse United States federal income tax consequences. See Item 10 “Additional Information—Taxation—United States Taxation” of this annual report on Form 20-F. We do not intend to provide investors with any information to assist them in determining whether we are a PFIC. In addition, the information we are required to disclose by applicable securities laws may not be sufficient to determine whether we are a PFIC. We also do not intend to provide United States holders of our shares and ADRs with the information that is required to make an election to have us treated as a “qualified electing fund” for United States federal income tax purposes. For a more comprehensive discussion of the United States federal income tax consequences of owning shares and ADSs and the application of the PFIC rules to you, see Item 10 “Additional Information—Taxation—United States Taxation.”

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

In the 1980s, we diversified into new strategic fields. In 1982, we merged with Cybernet Electronics Corporation, a telecommunications equipment manufacturer in which we had made an equity investment three years earlier. We also played a leading role in the establishment of DDI Corporation (currently KDDI Corporation), which has become one of Japan’s leading providers of telecommunications services. In 1989, we gained a presence in the electronic connector market through our acquisition of Elco International Corporation (later, the company changed its name to Kyocera Connector Products Corporation, which was subsequently merged with Kyocera through an absorption-type merger in April 2017).

In the 1990s, we strengthened our position as a globally integrated electronic components manufacturer through our acquisition of AVX Corporation, a maker of capacitors and other passive electronic components. In the middle of the 1990s, Kyocera developed two main business categories, the “Components Business,” in which

Kyocera provides parts and devices such as fine ceramic parts, semiconductor parts, applied ceramic products and electronic components and devices to mainly electronic equipment manufacturers in information and communications fields, and the “Equipment Business,” in which Kyocera manufactures and sells telecommunications equipment such as mobile phones to telecommunication carriers and information equipment such as printers and multifunctional products to distributors or directly to customers.

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

In August 2003, we made Kinseki, Limited (later, the company changed its name to Kyocera Crystal Device Corporation, which was subsequently merged with Kyocera through an absorption-type merger in April 2017), a major producer of artificial crystal related products, a wholly-owned subsidiary through a share exchange to strengthen our Electronic Device Group. We also established Kyocera SLC Technologies Corporation, a manufacturing and sales company of surface laminar circuitry, in order to expand organic material components business (later, the company changed its name to Kyocera Circuit Solutions, Inc., which was subsequently merged with Kyocera through an absorption-type merger in April 2016).

In September 2004, Kyocera Corporation and Kobe Steel, Ltd. established Japan Medical Materials Corporation (later, the company changed its name to Kyocera Medical Corporation, which was subsequently merged with Kyocera through an absorption-type merger in April 2017) and Kyocera Corporation transferred its medical materials business to Japan Medical Materials Corporation through corporate splits.

In April 2008, Kyocera acquired the mobile phone related business of SANYO Electric Co., Ltd. (currently Panasonic Corporation) to strengthen the Telecommunications Equipment Group.

For further enhancement of the Information Equipment Group, Kyocera made TA Triumph-Adler AG (currently TA Triumph-Adler GmbH, TA), a leading specialist in the information technology business and a distributor of printers and multifunctional products in Germany, a subsidiary through a voluntary public takeover offer in January 2009. In October 2010, Kyocera acquired all of the remaining shares of TA. As a result, TA became a wholly-owned subsidiary of Kyocera. In July 2011, we established a subsidiary, Kyocera Document Technology Vietnam Company Limited, to produce information equipment for expanding our production capacity and reducing manufacturing cost.

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

In October 2013, Kyocera acquired NEC Toppan Circuit Solutions, Inc., a printed wiring board manufacturing company, and changed its name to Kyocera Circuit Solutions, Inc. in order to strengthen and expand its organic substrate business. In October 2014, Kyocera integrated Kyocera SLC Technologies Corporation and Kyocera Circuit Solutions, Inc., both of which engaged in organic substrate business, into Kyocera Circuit Solutions, Inc. In April 2016, we implemented an absorption-type merger of Kyocera Circuit Solutions, Inc. into Kyocera Corporation in order to enhance the development of new products and to expand its business further.

In September 2015, Kyocera acquired Nihon Inter Electronics Corporation (NIEC), a manufacturer of power semiconductors, in order to expand into a new business area with a combination of their respective products and made it a consolidated subsidiary. In order to further expand our power semiconductor business, we implemented an absorption-type merger of NIEC into Kyocera Corporation in August 2016.

In April 2017, we implemented separate absorption-type mergers with each of Kyocera Crystal Device Corporation, Kyocera Connector Products Corporation and Kyocera Medical Corporation, through which each company was merged into Kyocera Corporation, in order to expand the electronic devices business and the business in medical and health care through sharing each company’s respective management resources and maximizing synergy.

For a discussion of recent and current capital expenditures, please see Item 5. “Operating and Financial Review and Prospects” of this annual report on Form 20-F. We have had no recent significant divestitures nor are any significant divestitures currently being made.

B. Business Overview

Overview

Kyocera is engaged in numerous high-tech fields, from fine ceramic components to electronic devices, equipment, services and networks. Our manufacturing and distribution operations are conducted worldwide. As of March 31, 2017, we had 197 subsidiaries and 4 affiliates outside Japan and 22 subsidiaries and 7 affiliates in Japan. Our customers include individuals, corporations, governments and governmental agencies. For information on our sales by category of activity and information on our sales by geographic area and product segment, please see Item 5.A. “Operating Results” of this annual report on Form 20-F.

Operations

For fiscal 2017, Kyocera categorized its operations into six reporting segments: (1)Fine Ceramic Parts Group, (2)Semiconductor Parts Group, (3)Applied Ceramic Products Group, (4)Electronic Device Group, (5)Telecommunications Equipment Group and (6)Information Equipment Group. In addition, separate from its six reporting segments, Kyocera groups other businesses into “Others.”

Starting from fiscal 2018, Kyocera has changed the classification of its reporting segments to “Industrial & Automotive Components Group,” “Semiconductor Components Group,” “Electronic Devices Group,” “Communications Group,” “Document Solutions Group,” and “Life & Environment Group.” For detailed information on the new reporting segment classification, please refer to Note 20 in the Consolidated Financial Statements included in this annual report on Form 20-F.

Our principal products and services offered in each reporting segment and others are shown below.

(1) Fine Ceramic Parts Group

Components for Semiconductor Processing Equipment and Flat Panel Display Manufacturing Equipment

Information and Telecommunication Components

General Industrial Machinery Components

LED Related Products

Automotive Components

Products in this reporting segment are widely used in the industrial machinery, information and communications equipment, automotive-related markets and various other industrial sectors. These products are made from a variety of ceramic materials, such as alumina as well as zirconia, utilizing their characteristics of heat, wear and corrosion resistance.

(2) Semiconductor Parts Group

Ceramic Packages

Organic Multilayer Substrates

Organic Multilayer Boards

Organic Packaging Materials

This reporting segment develops, manufactures and sells both inorganic (ceramic) and organic packages, organic multilayer boards and organic packaging materials for various electronic components and devices such as crystal components, SAW devices and CMOS/CCD sensors for communication infrastructures and for the automotive-related markets.

(3) Applied Ceramic Products Group

Solar Power Generating Systems, Battery Energy Storage Systems

Cutting Tools, Micro Drills

Medical Devices

Jewelry and Applied Ceramic Related Products

This reporting segment consists of four product lines through applying fine ceramic technologies: Solar Energy Products, Cutting Tools, Medical Devices, Jewelry and Applied Ceramic Related Products. Kyocera develops, manufactures and sells monocrystalline and multicrystalline silicon solar modules and solar power generating system for commercial and residential uses, cutting tools used in metal processing in industrial manufacturing, medical devices including prosthetic joints and dental prosthetics, and recrystallized jewelry and applied ceramic related products such as kitchen accessories.

(4) Electronic Device Group

Capacitors

Connectors

Crystal Components

SAW Devices

Power Semiconductor Products

Printing Devices

Liquid Crystal Displays

This reporting segment develops, manufactures and sells a wide variety of electronic components and devices for diverse fields that include information and communications equipment, industrial equipment and automotive-related markets.

(5) Telecommunications Equipment Group

Smartphones, Mobile Phones

Communication Modules

This reporting segment develops, manufactures and sells smartphones and mobile phones embedded with our unique functions to telecommunications carriers mainly in Japan and North America as well as develops communication modules with expectations of growing demand in the IoT (Internet of Things) market.

(6) Information Equipment Group

Monochrome and Color Printers and Multifunctional Products

Document Solutions

Application Software

Supplies

This reporting segment supplies printers and multifunctional products (MFPs) that realize long life cycle and low running costs thanks to the use of our amorphous silicon photoreceptor drums. We are also rolling out document solutions worldwide that support the optimization of a customer’s document environment through the provision of application software enabling connection between a customer’s document management system and mobile terminals or cloud environments. We are also strengthening our ECM (Enterprise Contents Management) business that computerizes a company’s data so that it can be managed in a more comprehensive and efficient manner.

Others

Information Systems and Telecommunication Services

Engineering Business

Management Consulting Business

Realty Development Business

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

Most sales in the Fine Ceramic Parts Group and the Semiconductor Parts Group are made directly to device, component and equipment manufacturers in Japan and overseas while the Electronic Device Group makes direct sales to the same kinds of manufacturers as these two businesses as well as through active use of distributors.

In the solar energy business in the Applied Ceramic Products Group, solar modules and solar power generating systems are sold to global users via direct sales, sales subsidiaries and other methods, including through distributors. In addition, Kyocera sells battery storage systems and energy management systems through distributors, franchise stores and home builders in Japan. Cutting tools are sold to users such as automobile parts manufacturers primarily through wholesale dealers and distributors. Jewelry and applied ceramic products such as ceramic knives are sold through direct retail shops and general retailers as well as the internet. In the medical and dental implant business, prosthetic joints, artificial bones and dental implants are sold to hospitals and dental clinics through distributors.

In the Telecommunications Equipment Group, we supply smartphones and mobile phones primarily to telecommunications carriers in the Japanese and overseas markets. Our key supply destinations include KDDI Corporation, Softbank Group Corp., Verizon Communications Inc., T-Mobile US, Inc., Sprint Corporation and AT&T Inc.

The Information Equipment Group provides Kyocera brand printers and MFPs that boast long life and produce minimal waste as well as application software that resolves customers’ management issues from directly controlled sales companies in 33 countries to more than 140 countries. We also provide document solutions globally through sales distributors. We primarily deal with major customers around the world by way of direct sales.

In the Others, Kyocera Communication Systems Group provides Information and Communication Technologies (ICT) business and management consulting business to general companies, public institutions and healthcare corporations as well as engineering business to telecommunications carriers, wireless equipment vendors and solar power generation operators.

Domestic sales are made predominantely in the Japanese yen, while overseas sales are made in a variety of currencies, but predominantly in the U.S. dollar and the Euro.

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

Our basic policy is to procure raw materials and other materials from several companies to ensure stable procurement at a fair price. We may limit the number of suppliers as an exception (1) if the final customer selects the material supplier or (2) to maintain the quality of a final product.

The purchase price of these raw materials and other materials fluctuates depending on the supply-demand situation and the rising cost of certain raw materials and fuel as well as when purchases are made in foreign currencies from suppliers overseas. Kyocera’s businesses are many and varied, and we are working to enhance our price negotiating power when procuring raw materials and other materials through the ties we have inside the Kyocera Group. We are also striving to absorb the rising cost of raw materials and other materials in each business by making internal improvements that include cost reductions. In addition, we have executed long-term agreements with suppliers for certain raw materials in consideration of the future supply-demand balance.

In fiscal 2017, we did not face shortages of raw materials and other materials which were necessary to carry out our production plans.

Kyocera has entered into long-term purchase agreements with a specific supplier for purchasing polysilicon material used in its solar energy business. For detailed information regarding these purchase agreements, please refer to “Long-term purchase agreements for the supply of raw materials” in Item 5.F. “Tabular Disclosure of Contractual Obligations.”

For details on Kyocera’s supply chain management and dealing with conflict minerals, please refer to the following websites, respectively.

“Kyocera Supply-Chain CSR Deployment Guideline”

http://global.kyocera.com/ecology/social/images/csr_guide.pdf

“Conflict Minerals Report”

http://global.kyocera.com/ir/financial/cmr170530.pdf

Patents and Licenses

Our success and competitive position depend on a number of significant patents, licenses and trade secrets relating to our manufacturing and sales processes and products. All of Kyocera’s intellectual properties are considered to be important. However, Kyocera believes that neither its expiration nor termination of any specific intellectual properties would have significant impact on Kyocera’s entire operation. The following table sets forth information, as of March 31, 2017, with respect to our significant patents and license agreements.

(a) License permitted to produce products

Counterparty	Country	Contents	Period
Qualcomm Incorporated	United States	License under patents regarding mobile phone	From August 31, 1996 to patent expiration

(b) License—cross agreements

Counterparty	Country	Contents	Period
Canon Inc.	Japan	License under patents regarding electric photo printer	From April 1, 2012 to patent expiration

Competitive Position

(1) Fine Ceramic Parts Group

Since our founding, Kyocera has worked continuously to develop fine ceramic materials and products and to cultivate new markets. At present, we provide fine ceramic products to a wide range of industries, notably the information and communications market, the industrial machinery market including semiconductor processing equipment market and the automotive-related market. Although competing companies in this reporting segment differ by region and market, our competition mainly comprises large ceramic manufacturers. Kyocera’s strength comes from establishing a position as a global leading manufacturer by differentiating our products from those of our rivals. This is achieved through the ceramic materials technology and design expertise accumulated since our founding, and in production technology and production capacity that enables us to meet customer requirements. We also promote R&D internally through an integrated system from fundamental research to development of applied products and we are striving to introduce further distinctive products to the market through the advanced application of our technology.

(2) Semiconductor Parts Group

In this reporting segment, we are working to strengthen global competitiveness by developing business for ceramic material components such as ceramic packages, and business for organic multilayer packages, multilayer printed wiring boards (PWBs) and organic packaging materials.

In the ceramic material components business, our main competitors are Japanese manufacturers. Kyocera has already become a global market leader through sophisticated development, production technology and supply capabilities. We will maximize use of these outstanding management resources and work to broadly expand the application of ceramic material components for the digital consumer equipment market as well as the automotive-related market, optical communications market, and medical market.

In the organic multilayer package and multilayer PWB business, our main competitors are Japanese and Asian manufacturers. Kyocera has become a leading supplier of high-end flip-chip packages and advanced multilayer PWBs in the broad-ranging organic substrate market. These products are used for communications infrastructure such as servers and routers demanding sophisticated design rules and exceptional reliability. In addition, we are working to further increase market share by developing new products that leverage our design and technology expertise, amassed over the years, for smartphones and other mobile terminals requiring smaller, thinner design, and expand production capacity as a means to bolster our business competitiveness.

(3) Applied Ceramic Products Group

In this reporting segment, Kyocera mainly provides solar modules and power generating systems as well as cutting tools.

The solar energy industry has a high number of competitors and competition is becoming increasingly severe from the perspectives of price and technology. Despite this, Kyocera is working to expand business by leveraging competitive advantages in products that realize high conversion efficiency and long-term reliability based on technology backed up by experience accumulated over more than 40 years as one of the pioneering companies in the industry.

Kyocera manufactures crystalline silicon solar cells, and in particular, we have an integrated production system for the entire manufacturing process from silicon ingots to solar modules for multicrystalline silicon solar cells, which enables thorough quality control and cost reductions in each process. Through this, we can realize exceptional reliability and enhance cost competitiveness. In addition, Kyocera has generated top-class results in installing solar power generating systems for public and commercial use in Japan by providing system design, construction and maintenance. Kyocera is also working to strengthen development, particularly for power storage batteries and an Energy Management System (EMS), and expand the scope of its business fields by utilizing the Group’s management resources and knowhow with the aim of capturing demand for home electricity generation and self-consumption, an area that continues to grow. We are also striving to enhance added value and bolster competitiveness by providing energy-related solutions that combine each system. A strong financial base enabling the provision of after-sales service and maintenance over a long period serves as a competitive advantage for us.

In the cutting tool business, our cutting tools are employed primarily for metallic processing in the automotive-related market. Although we have many competitors globally, we provide a diverse array of cutting tools for processing machinery based on advanced materials technology that contribute to enhanced productivity for our customers. We are also developing products for a wide range of markets in addition to the automotive-related market, including the aviation and energy markets, and are working to increase market share by boosting production capacity. We are also working to further strengthen competitiveness primarily through the establishment of a framework enabling integrated production from materials to finished product for cemented carbide tools and we are actively expanding manufacturing bases, sales channels and design centers via M&A.

(4) Electronic Device Group

Kyocera develops and manufactures a wide variety of capacitors, crystal components, connectors, thermal printheads, inkjet printheads, liquid crystal displays, and power semiconductor products. We develop our business with our extensive product lineup for diverse applications worldwide.

Kyocera is a leading supplier of parts for high-end smartphones by focusing on the development of products in cutting-edge fields that meet needs such as for miniaturization and high performance in capacitors, crystal components and connectors. In particular, even though we already command top global share in temperature compensated crystal oscillators (TCXOs), where demand is growing, we are striving to further boost this share by expanding production capacity.

AVX Corporation, our subsidiary, is a world-class supplier in the tantalum capacitor market that develops products for a broad array of fields, including general industry, automotive-related and communications infrastructure.

In liquid crystal displays, we are focusing on the development of small- and medium-sized products and are seeking to expand business mainly for industrial and automotive applications. In particular, we are working to further strengthen competitiveness by concentrating on the development of leading-edge liquid crystal displays for automotive use.

In addition, we boast high market share in thermal printheads used for barcode printing and in inkjet printheads used in industries such as the textile printing market. We are striving to further boost our market share by actively releasing new products and expanding applications.

(5) Telecommunications Equipment Group

The main business in this reporting segment is the mobile phone business, and we supply products mainly to Japan and the United States. Our main competitors are mobile phone manufacturers in Japan and overseas such as the United States and Asia. Kyocera is focusing on developing products that provide a level of differentiation such as by adding waterproof and robustness features. Also, we develop a variety of mobile phones, from simple mobile phones and smartphones that can be washed with soap to sophisticated smartphones, to meet diverse needs in Japan. In addition, we are strengthening the development of communication modules, an area of growing demand, for automobiles and the IoT and striving to expand business fields by developing applications for communications technology. In the communication module field, we have been able to release products ahead of the competition by utilizing relationships with major carriers in Japan that we have built up in our terminal business and this has become a strength in terms of response to the increasing sophistication of technology.

(6) Information Equipment Group

In this reporting segment, Kyocera manufactures and sells printers and MFPs, and provides solution services in the global market. Our competitors are mainly leading Japanese and U.S. manufacturers of document equipment.

Kyocera’s products have been differentiated from competitors by infusing products with features that realize lower running costs and energy consumption through long-life photoreceptors (amorphous silicon drum and positive-charged single-layer photoconductor drum) uniquely developed by us and low power consumption systems. Kyocera is also increasing efficiency in development through the use of platforms and module-based design for equipment, which has heightened cost competitiveness.

In addition, Kyocera is working to further enhance competitiveness by expanding its document solutions business. We are building up our MDS (Managed Document Services) business to provide the optimal document environment for each customer through unique HyPAS (Hybrid Platform for Advanced Solutions), which enables users to embed various applications and software that meet user needs in document equipment to connect with a cloud computing environment or mobile equipment. In fiscal 2017, we added a company to the Kyocera Group that provides comprehensive services combining MDS business and ICT business with the aim of further strengthening our document solutions business, and this has increased the value we offer to customers.

Apart from the aforementioned strengths in each business, Kyocera also pursues greater synergies within the Group and makes active use of external management resources with the aim of further reinforcing and expanding business in the various markets of the world.

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

Other Regulation

Kyocera did not conduct any transactions with Iran-related organizations in fiscal 2015, 2016 and 2017.

C. Organizational Structure

We had 230 subsidiaries and affiliates as of March 31, 2017. Our management structure is based on a business segment structure. Therefore, the management of each segment is conducted uniformly regardless of whether our operations are conducted by the parent company or by one of our subsidiaries.

The following table sets forth information, as of March 31, 2017, with respect to our significant subsidiaries.

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
(1) Fine Ceramic Parts Group

Kyocera Fineceramics GmbH	Germany	100.00%	Sale of fine ceramic-related products and electronic devices mainly in Europe

(2) Semiconductor Parts Group

Shanghai Kyocera Electronics Co., Ltd.	China	100.00%	Manufacture of fine ceramic-related products

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
Kyocera Korea Co., Ltd.	Korea	100.00%	Sale of fine ceramic-related products mainly in Korea

Kyocera Asia Pacific Pte. Ltd.	Singapore	100.00%	Sale of fine ceramic-related products and electronic devices mainly in Asia

Kyocera Vietnam Co., Ltd.	Vietnam	100.00%	Manufacture of fine ceramic-related products

(3) Applied Ceramic Products Group

Kyocera Solar Corporation	Japan	100.00%	Construction of solar energy products

Kyocera (Tianjin) Solar Energy Co., Ltd.	China	90.00%	Manufacture of solar energy products

Dongguan Shilong Kyocera Co., Ltd.	China	90.00%	Manufacture of cutting tools and electronic devices

Kyocera Precision Tools Korea Co., Ltd.	Korea	90.00%	Manufacture and sale of cutting tools

Kyocera Precision Tools, Inc.	United States	100.00%	Manufacture and sale of cutting tools

Kyocera Unimerco A/S	Denmark	100.00%	Development, manufacture and sale of cutting tools

Kyocera Medical Corporation	Japan	100.00%	Development, manufacture and sale of medical devices

(4) Electronic Device Group

Kyocera Connector Products Corporation	Japan	100.00%	Development, manufacture and sale of electronic devices

Kyocera Crystal Device Corporation	Japan	100.00%	Development, manufacture and sale of electronic devices

Kyocera Display Corporation	Japan	100.00%	Development, manufacture and sale of electronic devices

Kyocera (China) Sales & Trading Corporation	China	90.00%	Sale of fine ceramic-related products and electronic devices mainly in China

AVX Corporation	United States	72.53%	Development, manufacture and sale of electronic devices

(5) Telecommunications Equipment Group

Kyocera Telecom Equipment (Malaysia) Sdn. Bhd.	Malaysia	100.00%	Manufacture of telecommunications equipment

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
Kyocera International, Inc.	United States	100.00%	Manufacture and sale of fine ceramic-related products and sale of telecommunications equipment mainly in North America

(6) Information Equipment Group

Kyocera Document Solutions Inc.	Japan	100.00%	Development, manufacture and sale of information equipment

Kyocera Document Solutions Japan Inc.	Japan	100.00%	Sale of information equipment mainly in Japan

Kyocera Document Technology (Dongguan) Co., Ltd.	China	92.76%	Manufacture of information equipment

Kyocera Document Technology Vietnam Co., Ltd.	Vietnam	100.00%	Manufacture of information equipment

Kyocera Document Solutions America, Inc.	United States	100.00%	Sale of information equipment mainly in North America

Kyocera Document Solutions Europe B.V.	Netherlands	100.00%	Sale of information equipment mainly in Europe

Kyocera Document Solutions Deutschland GmbH	Germany	100.00%	Sale of information equipment mainly in Europe

TA Triumph-Adler GmbH	Germany	100.00%	Sale of information equipment mainly in Europe

(7) Others

Kyocera Communication Systems Co., Ltd.	Japan	76.30%	Information systems and telecommunication services

Kyocera Realty Development Co., Ltd.	Japan	100.00%	Real estate services

In addition to the above consolidated subsidiaries, Kyocera had 189 other consolidated subsidiaries as of March 31, 2017. Kyocera also had interests in one subsidiary accounted for by the equity method and 11 affiliates accounted for by the equity method as of March 31, 2017.

On April 1, 2017, Kyocera Corporation absorbed Kyocera Medical Corporation, Kyocera Connector Products Corporation and Kyocera Crystal Device Corporation, which were wholly-owned subsidiaries.

Kyocera Corporation made a resolution to liquidate Kyocera Telecom Equipment (Malaysia) Sdn. Bhd. at the meeting of Board of Directors held on May 1, 2017.

D. Property, Plants and Equipment

As of March 31, 2017, we had property, plants and equipment with a net book value of ¥266,604 million. During the five years ended March 31, 2017, we invested a total of ¥306,683 million for additions to property, plants and equipment. Our property, plants and equipment are subject to some material encumbrances or environmental issues. See Item 5.A. “Operating Results” of this annual report on Form 20-F.

The following table sets forth information with respect to our principal manufacturing facilities as of March 31, 2017.

Name of Plant	Location	Status	Floor Space	Principal Products Manufactured
			(in thousands of square feet)
Japan

Hokkaido Kitami Plant	Kitami, Hokkaido	Owned	295	Telecommunications equipment, Ceramic packages, Fine ceramic parts

Yamagata Higashine Plant	Higashine, Yamagata	Owned	379	Electronic components

Niigata Shibata Plant	Shibata, Niigata	Owned	326	Organic multilayer substrates, Organic multilayer boards

Toyama Nyuzen Plant	Shimoniikawa, Toyama	Owned	327	Organic multilayer substrates, Organic multilayer boards

Nagano Okaya Plant	Okaya, Nagano	Owned	386	Fine ceramic parts, Printing devices, Cutting tools

Tamaki Plant	Watarai, Mie	Owned	393	Toner

Shiga Gamo Plant	Higashi-Ohmi, Shiga	Owned	691	Fine ceramic parts, Ceramic packages

Shiga Yokaichi Plant	Higashi-Ohmi, Shiga	Owned	1,511	Fine ceramic parts, Solar power generating systems, Cutting tools

Shiga Yasu Plant	Yasu, Shiga	Owned	1,810	Solar power generating systems, Liquid crystal displays

Kyoto Ayabe Plant	Ayabe, Kyoto	Owned	843	Organic multilayer substrates, Organic multilayer boards

Hirakata Plant	Hirakata, Osaka	Owned	593	Toner

Kagoshima Sendai Plant	Satsuma-Sendai, Kagoshima	Owned	2,000	Fine ceramic parts, Ceramic packages Cutting tools

Kagoshima Kokubu Plant	Kirishima, Kagoshima	Owned	2,471	Fine ceramic parts, Ceramic packages, Electronic components

Kagoshima Hayato Plant	Kirishima, Kagoshima	Owned	278	Printing devices

Name of Plant	Location	Status	Floor Space	Principal Products Manufactured
			(in thousands of square feet)
United States

Balboa Plant	San Diego, California	Owned	300	Ceramic packages

Fountain Inn Plant	Fountain Inn, South Carolina	Owned	370	Electronic components

El Salvador

San Salvador Plant	San Salvador	Owned	420	Electronic components

France

Saint-Apollinaire Plant	Saint-Apollinaire	Leased	322	Electronic components

Czech Republic

Lanskroun Plant	Lanskroun	Owned	542	Electronic components

Uherske Hradiste Plant	Uherske Hradiste	Owned	336	Electronic components

China

Tianjin Plant	Tianjin	Owned	520	Electronic components

Tianjin Plant	Tianjin	Owned	308	Solar power generating systems

Shanghai Pudong Plant	Shanghai	Owned	1,026	Ceramic packages

Zhangjiagang Plant	Zhangjiagang, Jiangsu	Owned	365	Liquid crystal displays

Shilong Plant	Dongguan, Guangdong	Owned	2,331	Information equipment

Shilong Plant	Dongguan, Guangdong	Owned	701	Cutting tools, Liquid crystal displays, Printing devices

Thailand

Lamphun Plant	Lamphun	Owned	264	Electronic components

Malaysia

Johor Plant	Johor	Owned	315	Telecommunications equipment

Vietnam

Hung Yen Plant	Hung Yen	Owned	959	Ceramic packages

Hai Phong Plant	Hai Phong	Owned	794	Information equipment

Item 4A.    Unresolved Staff Comments

Not applicable.

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

Overview

Kyocera develops new technologies and new products and cultivates new markets based on fine ceramic technologies since establishment. Kyocera also promotes growth through the diversified management resources from components technologies to electronic devices, equipment, systems and services. Kyocera develops, produces and distributes worldwide various kinds of products primarily for the following markets: information and communications, industrial machinery, automotive-related and environment and energy.

For fiscal 2017, Kyocera’s operations were categorized into six reporting segments: (1)Fine Ceramic Parts Group, (2)Semiconductor Parts Group, (3)Applied Ceramic Products Group, (4)Electronic Device Group, (5)Telecommunications Equipment Group, and (6)Information Equipment Group. In addition, separate from its six reporting segments, Kyocera groups other businesses into “Others.” For fiscal 2017, Kyocera grouped the Fine Ceramic Parts Group, the Semiconductor Parts Group, the Applied Ceramic Products Group and the Electronic Device Group into one main business referred to as the “Components Business” and grouped the Telecommunications Equipment Group and the Information Equipment Group into another main business referred to as the “Equipment Business.”

Starting from fiscal 2018, Kyocera has changed the classification of its reporting segments to “Industrial & Automotive Components Group,” “Semiconductor Components Group,” “Electronic Devices Group,” “Communications Group,” “Document Solutions Group,” and “Life & Environment Group.” For detailed information on the new reporting segment classification, please refer to Note 20 in the Consolidated Financial Statements included in this annual report on Form 20-F.

For fiscal 2017, sales in the Fine Ceramic Parts Group and the Semiconductor Parts Group increased compared with fiscal 2016, supported by increases in automobile sales in Asia and investment in communications infrastructure. By contrast, sales in the solar energy business decreased due primarily to market price erosion. Sales in the Telecommunications Equipment Group also decreased due to a decline in sales volume as a result of a revision in product strategy. In addition, a shift to appreciation of the yen as compared to depreciation in fiscal 2016 adversely affected sales. As a result, consolidated net sales for fiscal 2017 amounted to ¥1,422,754 million, down ¥56,873 million, or 3.8%, compared with fiscal 2016. Profit from operations increased by ¥11,886 million, or 12.8%, to ¥104,542 million as compared with fiscal 2016, due mainly to cost reduction efforts, and to the absence of impairment losses on goodwill and long lived assets recorded in fiscal 2016. Income before income taxes decreased by ¥7,734 million, or 5.3%, to ¥137,849 million as compared with fiscal 2016 due to the absence of a gain on the sale of an asset in the amount of approximately ¥20 billion recorded in fiscal 2016. Net income attributable to shareholders of Kyocera Corporation decreased by ¥5,204 million, or 4.8%, to ¥103,843 million.

Average exchange rates for fiscal 2017 were ¥108 to the U.S. dollar, marking appreciation of ¥12 (10.0%), and ¥119 to the Euro, marking appreciation of ¥14 (10.5%), from fiscal 2016. As a result, net sales and income before income taxes after translation into yen for fiscal 2017 were pushed down by approximately ¥94 billion and approximately ¥26 billion, respectively, compared with fiscal 2016.

Results of Operations

Fiscal 2017 compared with Fiscal 2016

The following table shows a summary of Kyocera’s results of operations for fiscal 2016 and fiscal 2017:

	Years ended March 31,				Increase (Decrease)
	2016		2017
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Net sales	¥1,479,627	100.0	¥1,422,754	100.0	¥(56,873)	(3.8)
Cost of sales	1,093,467	73.9	1,049,472	73.8	(43,995)	(4.0)

Gross profit	386,160	26.1	373,282	26.2	(12,878)	(3.3)
Selling, general and administrative expenses	279,361	18.9	268,740	18.9	(10,621)	(3.8)
Loss on impairment of goodwill	14,143	0.9	—	—	(14,143)	—

Profit from operations	92,656	6.3	104,542	7.3	11,886	12.8

Other income (expenses):
Interest and dividend income	28,609	1.9	32,364	2.3	3,755	13.1
Interest expense	(1,814)	(0.1)	(901)	(0.0)	913	—
Foreign currency transaction gains, net	3,820	0.2	1,278	0.1	(2,542)	(66.5)
Gains on sales of securities, net	20,600	1.4	193	0.0	(20,407)	(99.1)
Other, net	1,712	0.1	373	0.0	(1,339)	(78.2)

	52,927	3.5	33,307	2.4	(19,620)	(37.1)

Income before income taxes	145,583	9.8	137,849	9.7	(7,734)	(5.3)
Income taxes	31,392	2.1	28,442	2.0	(2,950)	(9.4)

Net income	114,191	7.7	109,407	7.7	(4,784)	(4.2)
Net income attributable to noncontrolling interests	(5,144)	(0.3)	(5,564)	(0.4)	(420)	—

Net income attributable to shareholders of Kyocera Corporation	¥109,047	7.4	¥103,843	7.3	¥(5,204)	(4.8)

Net Sales

Net sales in fiscal 2017 decreased by ¥56,873 million, or 3.8%, to ¥1,422,754 million, compared with ¥1,479,627 million in fiscal 2016.

Net sales in the Components Business in fiscal 2017 decreased by ¥12,916 million, or 1.5%, to ¥856,859 million, compared with ¥869,775 million in fiscal 2016. Net sales in the Fine Ceramic Parts Group and the Semiconductor Parts Group increased compared with fiscal 2016 supported by increases in automobile sales in Asia and investment in communications infrastructure. By contrast, sales in the solar energy business decreased due primarily to market price erosion.

Net sales in the Equipment Business in fiscal 2017 decreased by ¥37,597 million, or 7.4%, to ¥469,694 million, compared with ¥507,291 million in fiscal 2016. Net sales in the Telecommunications Equipment Group decreased due to a decline in sales volume as a result of a revision in product strategy.

Due mainly to the impact of the yen’s appreciation against the U.S. dollar and Euro, net sales after translation into the yen in fiscal 2017 were pushed down by approximately ¥94 billion, compared with fiscal 2016.

For details regarding net sales, please refer to page 33, “Business Overview by Reporting Segment.”

Net Sales by Geographic Segment

(1) Japan

Sales in Japan in fiscal 2017 decreased by ¥9,003 million, or 1.5%, to ¥598,639 million, compared with ¥607,642 million in fiscal 2016. This was due mainly to a decline in sales in the Telecommunications Equipment Group.

(2) Asia

Sales in Asia in fiscal 2017 decreased by ¥3,731 million, or 1.2%, to ¥304,013 million, compared with ¥307,744 million in fiscal 2016. This was due primarily to the declines in sales in the Semiconductor Parts Group and the Fine Ceramic Parts Group, which were affected by the negative impact of the yen’s appreciation.

(3) Europe

Sales in Europe in fiscal 2017 decreased by ¥18,027 million, or 7.1%, to ¥235,355 million, compared with ¥253,382 million in fiscal 2016. This was due mainly to a decline in sales in the Information Equipment Group and the Electronic Device Group, which were affected by the negative impact of the yen’s appreciation.

(4) United States of America

Sales in the United States of America in fiscal 2017 decreased by ¥21,235 million, or 8.5%, to ¥228,968 million, compared with ¥250,203 million in fiscal 2016. This was due mainly to the negative impact of the yen’s appreciation as well as to a decline in sales in the solar energy business.

(5) Others

Sales in Others in fiscal 2017 decreased by ¥4,877 million, or 8.0%, to ¥55,779 million, compared with ¥60,656 million in fiscal 2016. This was due mainly to a decline in sales in the Information Equipment Group and the Semiconductor Parts Group, which were affected by the negative impact of the yen’s appreciation.

Cost of Sales and Gross Profit

In fiscal 2017, cost of sales decreased by ¥43,995 million, or 4.0%, to ¥1,049,472 million from ¥1,093,467 million in fiscal 2016.

Raw material costs of ¥404,075 million accounted for 38.5% of total cost of sales in fiscal 2017, which decreased by ¥46,579 million, or 10.3%, from ¥450,654 million in fiscal 2016. Labor costs of ¥218,991 million accounted for 20.9% of total cost of sales in fiscal 2017, which decreased by ¥320 million, or 0.1%, from ¥219,311 million in fiscal 2016. Depreciation expense of ¥56,015 million accounted for 5.3% of total cost of sales in fiscal 2017, which increased by ¥1,749 million, or 3.2%, from ¥54,266 million in fiscal 2016.

As a result, gross profit in fiscal 2017 decreased by ¥12,878 million, or 3.3%, to ¥373,282 million from ¥386,160 million in fiscal 2016. The gross profit ratio to net sales increased by 0.1 percentage points from 26.1% to 26.2%.

Selling, General & Administrative Expenses, Loss on Impairment of Goodwill and Profit from Operations

In fiscal 2017, selling, general and administrative expenses decreased by ¥10,621 million, or 3.8%, to ¥268,740 million from ¥279,361 million in fiscal 2016. The decrease was caused primarily by the recording of ¥4,575 million of patent litigation cost at AVX Corporation and an impairment loss on non-current assets in the amount of ¥3,814 million recognized in the liquid crystal displays business in fiscal 2016, despite the recording of gains on sales of property, plant and equipment, net in the amount of ¥12,039 million in fiscal 2016, and a decrease in miscellaneous expenses due to the effect of the yen’s appreciation.

The ratio of selling, general and administrative expenses to net sales was 18.9% in fiscal 2017, as the same as it was in fiscal 2016.

Labor costs of ¥149,686 million accounted for 55.7% of total selling, general and administrative expenses in fiscal 2017, a decrease of ¥6,937 million, or 4.4%, from ¥156,623 million in fiscal 2016. Sales promotion and advertising costs of ¥44,214 million accounted for 16.5% of total selling, general and administrative expenses in fiscal 2017, a decrease of ¥2,420 million, or 5.2%, from ¥46,634 million in fiscal 2016. Depreciation expense of ¥12,977 million accounted for 4.8% of total selling, general and administrative expenses in fiscal 2017, a decrease of ¥618 million, or 4.5%, from ¥13,595 million in fiscal 2016.

In fiscal 2016, impairment loss on goodwill in the amount of ¥14,143 million was recognized in the liquid crystal displays business included in the Electronic Device Group.

As a result, profit from operations in fiscal 2017 increased by ¥11,886 million, or 12.8%, to ¥104,542 million, compared with ¥92,656 million in fiscal 2016. The operating margin increased by 1.0 percentage points to 7.3% in fiscal 2017, compared with 6.3% in fiscal 2016.

Interest and Dividend Income

Interest and dividend income in fiscal 2017 increased by ¥3,755 million, or 13.1%, to ¥32,364 million, compared with ¥28,609 million in fiscal 2016. This was due mainly to an increase in dividend income from KDDI Corporation.

Interest Expense

Interest expense in fiscal 2017 decreased by ¥913 million, or 50.3%, to ¥901 million, compared with ¥1,814 million in fiscal 2016.

Foreign Currency Transaction

During fiscal 2017, the average exchange rate for the yen appreciated by ¥12, or 10.0%, against the U.S. dollar and appreciated by ¥14, or 10.5%, against the Euro, as compared with fiscal 2016. At March 31, 2017, the yen appreciated by ¥1, or 0.9%, against the U.S. dollar, and appreciated by ¥8, or 6.3%, against the Euro, as compared with March 31, 2016. Kyocera recorded foreign currency transaction gains of ¥1,278 million in fiscal 2017.

Kyocera typically enters into forward exchange contracts to reduce currency exchange risks on foreign currency denominated receivables and payables. Kyocera confines its use of forward exchange contracts for hedging its foreign exchange rate exposures, and does not utilize forward exchange contracts for trading purposes.

Gains and Losses from Investments

Gains on sales of securities in fiscal 2017 decreased by ¥20,407 million, or 99.1%, to ¥193 million, compared with ¥20,600 million in fiscal 2016. This was due mainly to the gain of ¥20,000 million on a sale of a part of shares issued by KDDI Corporation in fiscal 2016.

Income before Income Taxes

Income before income taxes in fiscal 2017 decreased by ¥7,734 million, or 5.3%, to ¥137,849 million compared with ¥145,583 million in fiscal 2016. Margin of income before income taxes against net sales decreased by 0.1 percentage points to 9.7% compared with 9.8% in fiscal 2016.

Despite an increase of profit from operations, income before income taxes decreased due primarily to the gain of ¥20,000 million from a sale of a part of shares issued by KDDI Corporation in fiscal 2016. Income before income taxes after translation into the yen for fiscal 2017 was pushed down by approximately ¥26 billion due to the impact of appreciation of the yen against the U.S. dollar and Euro compared with fiscal 2016.

Operating profit in the Components Business in fiscal 2017 increased by ¥537 million, or 0.6%, to ¥85,874 million, compared with ¥85,337 million in fiscal 2016. Operating profit in the Equipment Business in fiscal 2017 increased by ¥6,616 million, or 29.3%, to ¥29,164 million, compared with ¥22,548 million in fiscal 2016.

For a detail of income before income taxes, please refer to “Business Overview by Reporting Segment” below.

Income Taxes

Current and deferred income taxes in fiscal 2017 decreased by ¥2,950 million, or 9.4% to ¥28,442 million, of which the effective tax rate was 20.6%, compared with ¥31,392 million, of which the effective tax rate was 21.6% in fiscal 2016. This was due mainly to the fact that income before income taxes decreased in fiscal 2017 compared with fiscal 2016.

Net Income Attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests in fiscal 2017 increased by ¥420 million, or 8.2%, to ¥5,564 million compared with ¥5,144 million in fiscal 2016. This was due mainly to an increase in net income of AVX Corporation, for which there is a noncontrolling interest of approximate 30% in fiscal 2017.

Business Overview by Reporting Segment

The following table shows a breakdown of Kyocera’s total consolidated net sales in fiscal 2016 and fiscal 2017 by the six reporting segments and Others:

	Years ended March 31,				Increase (Decrease)
	2016		2017
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥95,092	6.4	¥97,445	6.8	¥2,353	2.5
Semiconductor Parts Group	236,265	16.0	245,727	17.3	9,462	4.0
Applied Ceramic Products Group	247,516	16.7	225,176	15.8	(22,340)	(9.0)
Electronic Device Group	290,902	19.7	288,511	20.3	(2,391)	(0.8)

Total Components Business	869,775	58.8	856,859	60.2	(12,916)	(1.5)
Telecommunications Equipment Group	170,983	11.6	145,682	10.2	(25,301)	(14.8)
Information Equipment Group	336,308	22.7	324,012	22.8	(12,296)	(3.7)

Total Equipment Business	507,291	34.3	469,694	33.0	(37,597)	(7.4)
Others	146,897	9.9	138,362	9.7	(8,535)	(5.8)
Adjustments and eliminations	(44,336)	(3.0)	(42,161)	(2.9)	2,175	—

Net sales	¥1,479,627	100.0	¥1,422,754	100.0	¥(56,873)	(3.8)

The following table shows a breakdown of Kyocera’s total consolidated income before income taxes, and operating profit for fiscal 2016 and fiscal 2017 by the six reporting segments and Others:

	Years ended March 31,				Increase (Decrease)
	2016		2017
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥15,745	16.6	¥14,512	14.9	¥(1,233)	(7.8)
Semiconductor Parts Group	42,232	17.9	25,662	10.4	(16,570)	(39.2)
Applied Ceramic Products Group	16,386	6.6	15,639	6.9	(747)	(4.6)
Electronic Device Group	10,974	3.8	30,061	10.4	19,087	173.9

Total Components Business	85,337	9.8	85,874	10.0	537	0.6
Telecommunications Equipment Group	(4,558)	—	1,084	0.7	5,642	—
Information Equipment Group	27,106	8.1	28,080	8.7	974	3.6

Total Equipment Business	22,548	4.4	29,164	6.2	6,616	29.3
Others	(1,722)	—	(544)	—	1,178	—

Operating profit	106,163	7.2	114,494	8.0	8,331	7.8
Corporate gains and equity in earnings of affiliates and an unconsolidated subsidiary	39,534	—	24,636	—	(14,898)	(37.7)
Adjustments and eliminations	(114)	—	(1,281)	—	(1,167)	—

Income before income taxes	¥145,583	9.8	¥137,849	9.7	¥(7,734)	(5.3)

*	% to net sales of each corresponding segment

Former Kyocera Chemical Group, which was included in “Others” until fiscal 2016, has been reclassified and included in the “Semiconductor Parts Group” commencing from fiscal 2017. Due to this change, results for fiscal 2016 have been reclassified to conform to the current presentation. As a result of this reclassification, a gain of approximately ¥12 billion from the sale of an asset was included in the operating profit of the “Semiconductor Parts Group” for the fiscal 2016.

(1) Fine Ceramic Parts Group

Sales in the Fine Ceramic Parts Group for fiscal 2017 increased by ¥2,353 million, or 2.5%, to ¥97,445 million, compared with ¥95,092 million for fiscal 2016, due to an increase in sales of automotive components and components for semiconductor processing equipment, despite the negative impact of the yen’s appreciation in the amount of approximately ¥4 billion.

Operating profit for fiscal 2017 decreased by ¥1,233 million, or 7.8%, to ¥14,512 million, compared with ¥15,745 million for fiscal 2016, due mainly to the negative impact of the yen’s appreciation in the amount of approximately ¥1.5 billion, despite the contribution in profit from sales growth.

(2) Semiconductor Parts Group

Sales in the Semiconductor Parts Group for fiscal 2017 increased by ¥9,462 million, or 4.0%, to ¥245,727 million, compared with ¥236,265 million for fiscal 2016, due to an increase in sales of ceramic packages for optical communications and other applications, despite the negative impact of the yen’s appreciation in the amount of approximately ¥15.5 billion and sluggish demand for organic multilayer boards for communications infrastructure.

Operating profit for fiscal 2017 decreased by ¥16,570 million, or 39.2%, to ¥25,662 million, compared with ¥42,232 million for fiscal 2016, due to the absence of a gain on the sale of an asset in the amount of approximately ¥12 billion recorded in fiscal 2016, as well as to the negative impact of the yen’s appreciation in the amount of approximately ¥9.5 billion and a decline in profit from the organic materials business, despite the contribution in profit from sales growth of ceramic packages.

(3) Applied Ceramic Products Group

Sales in the Applied Ceramic Products Group for fiscal 2017 decreased by ¥22,340 million, or 9.0%, to ¥225,176 million, compared with ¥247,516 million for fiscal 2016 as a result of the negative impact of the yen’s appreciation in the amount of approximately ¥9 billion and the decline in sales from the solar energy business by approximately 15% due to a reduction in product prices worldwide and a decline in purchase price under the feed-in tariff system in Japan.

Operating profit for fiscal 2017 decreased by ¥747 million, or 4.6%, to ¥15,639 million, compared with ¥16,386 million for fiscal 2016, due mainly to the impact of lower sales, despite the effect of cost reduction and the positive impact of fluctuations in currency exchange in the amount of approximately ¥0.5 billion.

(4) Electronic Device Group

Sales in the Electronic Device Group for fiscal 2017 slightly decreased by ¥2,391 million, or 0.8%, to ¥288,511 million, compared with ¥290,902 million for fiscal 2016. The decrease in this reporting segment was due to a decline in sales for printing devices and connectors, and price erosion in capacitors and other products, despite sales contribution from Nihon Inter Electronics Corporation, which joined Kyocera Group in September 2015, as well as an increase in sales of crystal components and in the display business. The yen’s appreciation also pushed down the amount of sales in the Electronic Device Group by approximately ¥27 billion.

Operating profit for fiscal 2017 increased by ¥19,087 million, or 173.9%, to ¥30,061 million, compared with ¥10,974 million for fiscal 2016 due to the effect of cost reduction and the absence of impairment losses on goodwill in the amount of ¥14,143 million and non-current assets in the amount of ¥3,814 million in the display business recorded in fiscal 2016, despite the negative impact of the yen’s appreciation in the amount of approximately ¥5.5 billion.

(5) Telecommunications Equipment Group

Sales in the Telecommunications Equipment Group for fiscal 2017 decreased by ¥25,301 million, or 14.8%, to ¥145,682 million, compared with ¥170,983 million for fiscal 2016. The decrease in sales in this reporting segment was due to the negative impact of the yen’s appreciation in the amount of approximately ¥5.5 billion as well as a decline in sales volume by approximately 20% as a result of a reduction in the production ratio of low-end mobile phones for the overseas market, which was pursuant to Kyocera’s product strategy to specialize in distinctive mobile phones with unique features, such as high durability.

Operating profit for fiscal 2017 amounted to ¥1,084 million, improved by ¥5,642 million compared with a loss of ¥4,558 million for fiscal 2016 due to the effect of the product strategy and the improvement by approximately 4% in the cost of sales ratio as results of structural reforms such as consolidation of production sites.

(6) Information Equipment Group

Sales in the Information Equipment Group for fiscal 2017 decreased by ¥12,296 million, or 3.7%, to ¥324,012 million, compared with ¥336,308 million for fiscal 2016 due to the negative impact of the yen’s appreciation in the amount of approximately ¥33 billion, which was more than enough to offset solid sales volume for equipment supported by aggressive sales activities for new products.

Operating profit for fiscal 2017 increased by ¥974 million, or 3.6%, to ¥28,080 million, compared with ¥27,106 million for fiscal 2016 due to the effect of cost reduction and improvement in operating profit ratio through an increase in sales volume of new products by approximately 2.5 times compared with fiscal 2016, despite the negative impact of the yen’s appreciation in the amount of approximately ¥10 billion.

(7) Corporate gains and equity in earnings of affiliates and an unconsolidated subsidiary

Corporate gains and losses mainly constitute gains or losses related to financial assets and income related to management supporting service provided by Kyocera’s head office to each reporting segment. Such income decreased by ¥14,898 million, or 37.7%, to ¥24,636 million, compared with ¥39,534 million in fiscal 2016. This was due mainly to the absence of the gain of ¥20,000 million on a sale of a part of shares issued by KDDI Corporation in fiscal 2016, despite an increase in dividends received from KDDI Corporation.

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

Net sales in the Components Business in fiscal 2016 decreased by ¥22,137 million, or 2.5%, to ¥869,775 million, compared with ¥891,912 million in fiscal 2015. Net sales in the Equipment Business in fiscal 2016 decreased by ¥29,595 million, or 5.5%, to ¥507,291 million, compared with ¥536,886 million in fiscal 2015.

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

Selling, General & Administrative Expenses, Losses on Impairment of Goodwill and Profit from Operations

In fiscal 2016, selling, general and administrative expenses increased by ¥1,846 million, or 0.7%, to ¥279,361 million from ¥277,515 million in fiscal 2015. In fiscal 2016, the increase was caused primarily by an increase in miscellaneous expenses due to the effect of the yen’s depreciation, the recording of ¥4,575 million of patent litigation cost at AVX Corporation and an impairment loss on non-current assets in the amount of ¥3,814 million recognized in the liquid crystal displays business, despite the recording of gains on sales of property, plant and equipment, net in the amount of ¥12,039 million.

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

In fiscal 2016, impairment loss on goodwill in the amount of ¥14,143 million was recognized in the liquid crystal displays business included in the Electronic Device Group. In fiscal 2015, impairment loss on goodwill in the amount of ¥18,456 million was recognized in the Telecommunications Equipment Group.

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

Operating profit in the Components Business in fiscal 2016 decreased by ¥4,110 million, or 4.6%, to ¥85,337 million, compared with ¥89,447 million in fiscal 2015. Operating profit in the Equipment Business in fiscal 2016 increased by ¥8,191 million, or 57.1%, to ¥22,548 million, compared with ¥14,357 million in fiscal 2015.

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

Business Overview by Reporting Segment

The following table shows a breakdown of Kyocera’s total consolidated net sales in fiscal 2015 and fiscal 2016 by the six reporting segments and Others:

	Years ended March 31,				Increase (Decrease)
	2015		2016
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥90,694	5.9	¥95,092	6.4	¥4,398	4.8
Semiconductor Parts Group	239,444	15.7	236,265	16.0	(3,179)	(1.3)
Applied Ceramic Products Group	277,629	18.2	247,516	16.7	(30,113)	(10.8)
Electronic Device Group	284,145	18.6	290,902	19.7	6,757	2.4

Total Components Business	891,912	58.4	869,775	58.8	(22,137)	(2.5)
Telecommunications Equipment Group	204,290	13.4	170,983	11.6	(33,307)	(16.3)
Information Equipment Group	332,596	21.8	336,308	22.7	3,712	1.1

Total Equipment Business	536,886	35.2	507,291	34.3	(29,595)	(5.5)
Others	150,296	9.8	146,897	9.9	(3,399)	(2.3)
Adjustments and eliminations	(52,558)	(3.4)	(44,336)	(3.0)	8,222	—

Net sales	¥1,526,536	100.0	¥1,479,627	100.0	¥(46,909)	(3.1)

The following table shows a breakdown of Kyocera’s total consolidated income before income taxes, and operating profit for fiscal 2015 and fiscal 2016 by the six reporting segments and Others:

	Years ended March 31,				Increase (Decrease)
	2015		2016
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥16,134	17.8	¥15,745	16.6	¥(389)	(2.4)
Semiconductor Parts Group	35,782	14.9	42,232	17.9	6,450	18.0
Applied Ceramic Products Group	3,159	1.1	16,386	6.6	13,227	418.7
Electronic Device Group	34,372	12.1	10,974	3.8	(23,398)	(68.1)

Total Components Business	89,447	10.0	85,337	9.8	(4,110)	(4.6)
Telecommunications Equipment Group	(20,212)	—	(4,558)	—	15,654	—
Information Equipment Group	34,569	10.4	27,106	8.1	(7,463)	(21.6)

Total Equipment Business	14,357	2.7	22,548	4.4	8,191	57.1
Others	5,029	3.3	(1,722)	—	(6,751)	(134.2)

Operating profit	108,833	7.1	106,163	7.2	(2,670)	(2.5)
Corporate gains and equity in earnings of affiliates and an unconsolidated subsidiary	13,744	—	39,534	—	25,790	187.6
Adjustments and eliminations	(715)	—	(114)	—	601	—

Income before income taxes	¥121,862	8.0	¥145,583	9.8	¥23,721	19.5

*	% to net sales of each corresponding segment

Former Kyocera Chemical Group, which was included in “Others” until fiscal 2016, has been reclassified and included in the “Semiconductor Parts Group” commencing from fiscal 2017. Due to this change, results for fiscal 2015 and 2016 have been reclassified to conform to the current presentation. As a result of this reclassification, a gain of approximately ¥12 billion from the sale of an asset was included in the operating profit of the “Semiconductor Parts Group” for the fiscal 2016.

(1) Fine Ceramic Parts Group

Sales in the Fine Ceramic Parts Group for fiscal 2016 increased by ¥4,398 million, or 4.8%, to ¥95,092 million, compared with ¥90,694 million for fiscal 2015, due primarily to increased sales of components for industrial machinery such as semiconductor processing equipment and of automotive components such as camera modules. The yen’s depreciation also pushed up sales by approximately ¥2 billion compared with fiscal 2015.

Operating profit for fiscal 2016 decreased by ¥389 million, or 2.4%, to ¥15,745 million, compared with ¥16,134 million for fiscal 2015, due mainly to the impact of a change in product mix coupled with increases in depreciation and R&D expenses in the amount of approximately ¥1,000 million, despite the yen’s depreciation pushing up operating profit by approximately ¥1 billion.

(2) Semiconductor Parts Group

Sales in the Semiconductor Parts Group for fiscal 2016 decreased by ¥3,179 million, or 1.3%, to ¥236,265 million, compared with ¥239,444 million for fiscal 2015. Although the yen’s depreciation pushed up sales by approximately ¥7.5 billion compared with fiscal 2015, the decrease was caused primarily by a decline in sales of ceramic packages for digital consumer equipment, which were core products, and the impact of a decline in product prices.

Operating profit for fiscal 2016 increased by ¥6,450 million, or 18.0%, to ¥42,232 million, compared with ¥35,782 million for fiscal 2015. This was due mainly to approximately ¥6 billion of the positive impact of the yen’s depreciation and approximately ¥12 billion of a gain on sale of assets, which were offset by an increase in the cost of sales ratio caused by the impact of decreased sales and a decline in product prices.

(3) Applied Ceramic Products Group

Sales in the Applied Ceramic Products Group for fiscal 2016 decreased by ¥30,113 million, or 10.8%, to ¥247,516 million, compared with ¥277,629 million for fiscal 2015. Despite an increase in sales in the cutting tool business, particularly for the automotive-related market, and the yen’s depreciation pushing up the amount by approximately ¥4 billion, sales in the solar energy business decreased due mainly to a sales decline by approximately 25% in Japan, the core market in this business, caused by a decline of solar module shipment in Japan by approximately 10% in spite of the same level in total shipment compared with fiscal 2015, and the impact of a decline in product prices.

Operating profit for fiscal 2016 increased by ¥13,227 million, or 418.7%, to ¥16,386 million, compared with ¥3,159 million for fiscal 2015. This increase was due primarily to an improvement in the cost of sales ratio owing to the effect of efforts to reduce costs and to the recording of costs of approximately ¥8.5 billion including the write-down of inventory in fiscal 2015. The yen’s depreciation also pushed up sales by approximately ¥1 billion compared with fiscal 2015.

(4) Electronic Device Group

Sales in the Electronic Device Group for fiscal 2016 increased by ¥6,757 million, or 2.4%, to ¥290,902 million, compared with ¥284,145 million for fiscal 2015. The increase in this reporting segment was due primarily to an increase in sales of capacitors for smartphones and printing devices for industrial equipment and sales contribution in the amount of approximately ¥10 billion from Nihon Inter Electronics Corporation, which joined Kyocera Group in September 2015, despite the impact of a decline in sales at certain subsidiaries, including AVX Corporation. The yen’s depreciation also pushed up the amount by approximately ¥15 billion.

Operating profit for fiscal 2016 decreased by ¥23,398 million, or 68.1%, to ¥10,974 million, compared with ¥34,372 million for fiscal 2015, despite the yen’s depreciation pushing up the amount by approximately

¥4 billion. The main factors behind this decrease were the recording of impairment losses on goodwill in the amount of ¥14,143 million and on non-current assets in the amount of ¥3,814 million in the display business as well as the recording of ¥4,575 million of patent litigation cost at AVX Corporation.

(5) Telecommunications Equipment Group

Sales in the Telecommunications Equipment Group for fiscal 2016 decreased by ¥33,307 million, or 16.3%, to ¥170,983 million, compared with ¥204,290 million for fiscal 2015. The decrease in sales in this reporting segment was due to a decline in total mobile phone shipment by approximately 30% primarily of PHS related products and low-end handsets, despite the yen’s depreciation pushing up the amount by approximately ¥5 billion compared with fiscal 2015.

Operating loss amounted to ¥4,558 million, reduced by ¥15,654 million compared with a loss of ¥20,212 million for fiscal 2015. Despite the decline in sales, this reduction was due to the impact in fiscal 2015 of recording of ¥18,456 million in impairment loss on goodwill.

(6) Information Equipment Group

Sales in the Information Equipment Group for fiscal 2016 increased by ¥3,712 million, or 1.1%, to ¥336,308 million, compared with ¥332,596 million for fiscal 2015. Despite the amount being pushed down by approximately ¥5 billion compared with fiscal 2015 due mainly to the yen’s appreciation against the euro, the increase in sales was attributable to an increase of 10% in sales volume of MFPs and printers, particularly overseas, due to active sales promotion activities.

Operating profit for fiscal 2016 decreased by ¥7,463 million, or 21.6%, to ¥27,106 million, compared with ¥34,569 million for fiscal 2015. Despite the contribution to profit from the increase in sales, operating profit was pushed down by approximately ¥8 billion due to the impact of exchange rate fluctuation, and the cost of sales ratio rose as a result. The decrease in profit was also due to an increase in depreciation and R&D expenses in the amount of approximately ¥4 billion.

(7) Corporate gains and equity in earnings of affiliates and an unconsolidated subsidiary

Corporate gains and losses mainly constitute gains or losses related to financial assets and income related to management supporting service provided by Kyocera’s head office to each reporting segment. Such income increased by ¥25,790 million, or 187.6%, to ¥39,534 million, compared with ¥13,744 million in fiscal 2015. This was due mainly to an increase in dividends received from KDDI Corporation as well as the gain of ¥20,000 million on a sale of a part of shares issued by KDDI Corporation that Kyocera had held.

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

AVX Corporation and Kyocera recorded a charge with respect to this matter in the amount of ¥7,900 million ($100 million) for fiscal 2012, and ¥21,300 million ($266.25 million) for fiscal 2013, which were included in selling, general and administrative expenses in the consolidated statements of income.

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

Kyocera recognized inventory write-downs of ¥12,238 million in fiscal 2016 and ¥9,215 million in fiscal 2017, which were due mainly to the Telecommunications Equipment Group and the Applied Ceramic Products Group.

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

Kyocera recognized losses on impairment of debt and equity securities of ¥2 million and ¥31 million in fiscal 2015 and 2017.

Kyocera is currently a major shareholder of KDDI Corporation. The price fluctuation of the shares of KDDI Corporation may affect Kyocera’s financial conditions. The unrealized gain on the shares of KDDI Corporation held by Kyocera at March 31, 2017 had decreased by ¥28,148 million, or 3.7%, to ¥736,283 million compared with ¥764,431 million at March 31, 2016, due mainly to a fluctuation of the market price of the shares of KDDI Corporation. For detailed information on the gross unrealized gain or loss, see Note 3 to the Consolidated Financial Statements in this annual report on Form 20-F.

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

Kyocera recognized an impairment loss on goodwill in the amount of ¥18,456 million in the Telecommunications Equipment Group, which was included in loss on impairment of goodwill in the consolidated statement of income for fiscal 2015. The loss was recorded due to a decline in the fair value of the Reporting Unit determined based on its updated future estimated cash flows, reflecting the slow improvement of profitability in the overseas market, especially in the U.S. market, as well as the operating loss before the impairment loss recorded in fiscal 2015 in the midst of the market condition with low profitability.

Kyocera recognized an impairment loss on goodwill in the amount of ¥14,143 million which was included in loss on impairment of goodwill in the consolidated statement of income for fiscal 2016 in the liquid crystal displays business included in the Electronic Devices Group due to a decline in the fair value of its business based on its updated future estimated cash flows, reflecting the deterioration of the profitability.

For detailed information of these acquisitions, see Note 9 to the Consolidated Financial Statements in this annual report on Form 20-F.

Deferred Tax Assets

Kyocera records deferred tax assets with valuation allowances to adjust their carrying amounts when it believes that it is more likely than not that the assets will not be realized. The valuation of deferred tax assets principally depends on the estimation of future taxable income and feasible tax planning strategies. If future taxable income is lower than expected due to future market conditions or poor operating results, significant adjustments to deferred tax assets may be required. At March 31, 2017, deferred tax assets amounted to ¥99,710 million, which Kyocera considers will more likely than not be realized in the future. Kyocera considers the reasonableness of the recoverability of the deferred tax assets in the future, considering the comparison between the amounts of income from continuing operations before income taxes and income taxes in fiscal 2017.

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

Sensitivity Analysis of Benefit Plans

The following table illustrates the effect of assumed changes in discount rates and the expected long-term rate of return on plan assets, while holding assuming all other assumptions consistent, for the benefit plan at Kyocera Corporation and its major domestic subsidiaries which accounts for a significant portion of Kyocera’s projected benefit obligations and net periodic pension costs.

Effect on projected benefit obligations as of March 31, 2017
(Yen in millions)
Discount rates:
0.1% decrease	¥2,376
0.1% increase	(2,323)

Effect on income before income taxes for the year ending March 31, 2018
(Yen in millions)
Discount rates:
0.1% decrease	¥10
0.1% increase	(9)
Expected long-term rate of return on plan assets:
0.1% decrease	(174)
0.1% increase	174

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

Revenue Recognition

Kyocera generates revenue principally through the sale of industrial components and telecommunications and information equipment. For fiscal 2017, Kyocera’s operations consisted of the following six reporting segments: (1) Fine Ceramic Parts Group, (2) Semiconductor Parts Group, (3) Applied Ceramic Products Group, (4) Electronic Device Group, (5) Telecommunications Equipment Group, and (6) Information Equipment Group. In addition, separate from its six reporting segments, Kyocera groups other businesses into “Others.”

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

(a) Distributor Stock Rotation Program

Stock rotation is a program whereby distributors are allowed to return for credit qualified inventory, semi-annually, equal to a certain percentage of the previous six months net sales. In accordance with ASC 605-15, “Products,” an estimated sales allowance for stock rotation is recorded at the time of sale based on a percentage of distributor sales using historical trends, current pricing and volume information, other market specific information and input from sales, marketing and other key management personnel. These procedures require the exercise of significant judgments. Kyocera believes that these procedures enable Kyocera to make reliable estimates of future returns under the stock rotation program. Kyocera’s actual results have historically approximated its estimates. When the products are returned and verified, the distributor is given credit against their accounts receivables.

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

At March 31, 2017, gross unrecognized tax benefits amounted to ¥4,482 million. Kyocera does not anticipate the final resolution of procedures to have a material impact on the consolidated statements of income in the future.

Recently Adopted Accounting Standards

On April 1, 2016, Kyocera adopted Accounting Standards Update (ASU) No. 2015-02, “Amendments to the Consolidation Analysis.” This accounting standard changes the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. All legal entities are subject to reevaluation under the revised consolidation model. This accounting standard affects reporting entities that are required to evaluate whether they should consolidate certain legal entities. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On April 1, 2016, Kyocera adopted ASU No. 2015-16, “Business Combinations—Simplifying the Accounting for Measurement-Period Adjustments.” This accounting standard eliminates the requirement to retrospectively account for adjustments made to provisional amounts recognized in a business combination. This accounting standard requires the acquirer to record, in the financial statements of the reporting period in which the adjustment amounts are determined, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

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

Furthermore, in August 2015, the FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers—Deferral of the Effective Date.” This accounting standard defers the effective date of ASU No. 2014-09 for all entities by one year. As a result, ASU No. 2014-09 will be effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Kyocera is currently in the assessment phase of implementing these standards. Kyocera has reviewed, and is continuing to review, Kyocera’s contracts with customers to identify performance obligations and the associated transaction price and timing of revenue recognition in accordance with ASU 2014-09. As Kyocera continues the analysis of the impact on Kyocera’s consolidated financial statements and related disclosures, Kyocera will evaluate and determine the appropriate adoption methodology. Kyocera has not yet quantified and, accordingly, is evaluating the impact that these accounting standards will have on Kyocera’s consolidated results of operations, financial position and cash flows.

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

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses.” This accounting standard replaces a methodology for recognizing credit losses that delays recognition until it is probable a loss has been incurred in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This accounting standard will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The adoption of this accounting standard is not expected to have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows—Classification of Certain Cash Receipts and Cash Payments.” This accounting standard provides guidance on the eight specific cash flow classification issues with the objective of reducing the existing diversity in practice. This accounting standard will be effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The adoption of this accounting standard is not expected to have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In October 2016, the FASB issued ASU No. 2016-16, “Income Taxes—Intra-Entity Transfers of Assets Other Than Inventory.” This accounting standard requires that an entity should recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. This accounting standard will be effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. The adoption of this accounting standard is not expected to have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows—Restricted Cash.” This accounting standard requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This accounting standard will be effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The adoption of this accounting standard is not expected to have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In January 2017, the FASB issued ASU No. 2017-04, “Intangibles—Goodwill and Other—Simplifying the Test for Goodwill Impairment.” This accounting standard eliminated Step 2 which measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount. Instead, this accounting standard requires that an entity should perform goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. This accounting standard will be effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Kyocera is currently evaluating the impact that this accounting standard will have on Kyocera’s consolidated results of operations, financial position.

In March 2017, the FASB issued ASU No. 2017-07, “Compensation—Retirement Benefits—Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost.” This accounting standard requires that an entity disaggregates the service cost component from the other components of net benefit cost and reports the service cost component in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit cost are required to be presented in the income statement separately from the service cost component, such as in other income (expenses). This accounting standard also allows only the service cost component to be eligible for capitalization (for example, as a cost of internally manufactured inventory). This accounting standard will be effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Kyocera is currently evaluating the impact that this accounting standard will have on Kyocera’s consolidated results of operations, financial position.

B. Liquidity and Capital Resources

Capital Resources

Kyocera’s net cash provided by operating activities in fiscal 2017 was ¥164,231 million, and cash and cash equivalents at March 31, 2017 were ¥376,195 million. In addition, Kyocera also held significant amount of highly-liquid financial assets. Based on those facts, Kyocera does not expect to face any liquidity issue in the foreseeable future. In the short term, Kyocera expects cash demands for funds for capital expenditures, R&D activities and payments of dividends to shareholders in addition to working capital of operational activities. Kyocera’s primary source of short-term liquidity is cash generated by operations. Certain subsidiaries also generate capital in the form of loans from financial institutions. At March 31, 2017, Kyocera’s short-term borrowings and long-term debt including current portion totaled ¥24,835 million. The ratio to total assets of 0.8% continues to reflect a low level of dependence. Most borrowings were denominated in the Euro and certain borrowings were denominated in other currencies. Details of these borrowings are described in “Tabular Disclosure of Contractual Obligations,” which also includes the information regarding obligations for the acquisition or construction of property, plant and equipment.

Capital expenditures in fiscal 2017 decreased by ¥1,152 million, or 1.7%, to ¥67,781 million, compared with ¥68,933 million in fiscal 2016. In fiscal 2017, although capital expenditures in the Semiconductor Parts Group and the Electronic Device Group increased, capital expenditures in the Equipment Business decreased compared with fiscal 2016. R&D expenses in fiscal 2017 decreased by ¥3,344 million, or 5.7%, to ¥55,411 million, compared with ¥58,755 million in fiscal 2016. Almost all capital and R&D expenditures were funded by using cash at hand.

During fiscal 2018, Kyocera expects total capital expenditures to be approximately ¥80,000 million and R&D expenses to be approximately ¥60,000 million. Kyocera expects that total capital expenditures will increase due mainly to capital expenditures in the products for the industrial machinery and automotive-related markets conducted in order to expand its production capacity. Kyocera also expects that R&D expenses will increase compared with fiscal 2017. Kyocera will promote R&D activities of new products and technologies in order to expand the business. Nearly all capital and R&D expenditures will be funded by using cash on hand. Kyocera intends to maintain the proportion of capital and R&D expenditures to sales in fiscal 2018 at almost as same level as in fiscal 2017. Kyocera believes that it needs to invest its resources continuously in the development of new business areas and enhancement of technology in order to create new products and commercialize advanced technologies, and thereby secure future earnings streams.

During fiscal 2017, Kyocera made several acquisitions of businesses to develop existing businesses and to advance into new businesses. The total acquisition costs in fiscal 2017, net cash acquired, were ¥19,673 million and were all funded by using cash in hand.

Kyocera contributed ¥13,495 million to its benefit pension plans in fiscal 2017 and Kyocera expects to contribute ¥11,837 million to its benefit pension plans in fiscal 2018. At March 31, 2017, Kyocera’s funded status of its benefit pension plans ensured the sources of funds sufficient to cover the pension benefits paid to participants and beneficiaries, and large amounts of additional contributions are not considered to be necessary. Kyocera expects contributions to pension plan assets will be made by using cash on hand.

In fiscal 2017, Kyocera Corporation paid cash dividends totaling ¥36,729 million, at ¥100 per share. Kyocera Corporation received approval at the general meeting of shareholders held on June 27, 2017 for the payment of year-end dividends totaling ¥22,063 million, or ¥60 per share, on June 28, 2017 to all shareholders of record on March 31, 2017.

At March 31, 2017, Kyocera’s working capital totaled ¥1,074,036 million, an increase of ¥7,107 million, or 0.7%, compared with ¥1,066,929 million at March 31, 2016. This was mainly due to an increase in trade receivables exceeded an increase in accounts payable. Our working capital requirements, capital expenditures, debt repayments and other obligations were funded by using cash on hand.

Undistributed earnings of foreign subsidiaries which are intended to be reinvested indefinitely amounted to ¥327,182 million as of March 31, 2017. Accordingly, cash and cash equivalents and investments in securities amounts held by Kyocera’s foreign subsidiaries, totaling ¥287,553 million as of March 31, 2017, are not intended to be used as dividend distributions to Kyocera for use in Japan at present. Kyocera currently believes it does not need the cash and investments held by its foreign subsidiaries to be repatriated back to Japan at least in fiscal 2018 as it has adequate liquidity within Japan to support its Japanese operations.

Kyocera believes cash on hand will be sufficient to fund all cash requirements outlined above during fiscal 2018. Consequently, Kyocera does not currently intend to use any other external financing sources that might affect its credit agency ratings. If cash generated by operations are insufficient for funding purposes, Kyocera retains other financing options, including external sources, such as short-term borrowings or long-term debts, as well as financing directly in the capital markets through issuances of debt or equity securities. As evidenced by equity to assets ratio of 75.1% at March 31, 2017, Kyocera maintains a strong financial position, which leads Kyocera to believe that any capital requirements could be secured from external sources at a relatively low cost. Kyocera also maintains good business relationships with several major financial institutions.

Any future significant deterioration in market demand for Kyocera’s products, or a slump in product prices to levels substantially below those projected by Kyocera, could adversely affect Kyocera’s operating results and financial condition, possibly resulting in reduced liquidity.

Cash flows

Fiscal 2017 compared with Fiscal 2016

The following table shows a summary of Kyocera’s cash flows for fiscal 2016 and fiscal 2017:

	Years ended March 31,		Increase (Decrease)
	2016	2017
	Amount	Amount	Amount
	(Yen in millions)
Cash flows from operating activities	¥194,040	¥164,231	¥(29,809)
Cash flows from investing activities	(106,809)	(112,089)	(5,280)
Cash flows from financing activities	(50,608)	(47,972)	2,636
Effect of exchange rate changes on cash and cash equivalents	(13,966)	(1,995)	11,971
Net increase in cash and cash equivalents	22,657	2,175	(20,482)
Cash and cash equivalents at beginning of year	351,363	374,020	22,657
Cash and cash equivalents at end of year	¥374,020	¥376,195	¥2,175

Net cash provided by operating activities for fiscal 2017 decreased by ¥29,809 million, or 15.4%, to ¥164,231 million from ¥194,040 million for fiscal 2016. This was mainly because receivables, which decreased for fiscal 2016, increased for fiscal 2017.

Net cash used in investing activities for fiscal 2017 increased by ¥5,280 million, or 4.9%, to ¥112,089 million from ¥106,809 million for fiscal 2016. This was due mainly to decreases in proceeds from sales of available-for-sale securities and sales of property, plant and equipment.

Net cash used in financing activities for fiscal 2017 decreased by ¥2,636 million, or 5.2%, to ¥47,972 million from ¥50,608 million for fiscal 2016. This was due mainly to a decrease in year-end dividends paid.

A decrease in cash and cash equivalents due to the effect of exchange rate changes of ¥1,995 million for fiscal 2017 was caused mainly by the yen’s appreciation against the Euro and the U.S. dollar between March 31, 2016 and March 31, 2017.

Cash and cash equivalents at March 31, 2017 totaled ¥376,195 million, an increase of ¥2,175 million, or 0.6%, from ¥374,020 million at March 31, 2016. Most of Kyocera’s cash and cash equivalents were denominated in the yen but certain cash and cash equivalents, mainly in overseas subsidiaries, were denominated in foreign currencies, such as the U.S. dollar.

Fiscal 2016 compared with Fiscal 2015

The following table shows a summary of Kyocera’s cash flows for fiscal 2015 and fiscal 2016:

	Years ended March 31,		Increase (Decrease)
	2015	2016
	Amount	Amount	Amount
	(Yen in millions)
Cash flows from operating activities	¥130,767	¥194,040	¥63,273
Cash flows from investing activities	(93,608)	(106,809)	(13,201)
Cash flows from financing activities	(39,992)	(50,608)	(10,616)
Effect of exchange rate changes on cash and cash equivalents	19,022	(13,966)	(32,988)
Net increase in cash and cash equivalents	16,189	22,657	6,468
Cash and cash equivalents at beginning of year	335,174	351,363	16,189
Cash and cash equivalents at end of year	¥351,363	¥374,020	¥22,657

Net cash provided by operating activities for fiscal 2016 increased by ¥63,273 million, or 48.4%, to ¥194,040 million from ¥130,767 million for fiscal 2015. This was mainly because receivables and inventories, which increased for fiscal 2015, decreased for fiscal 2016 although net income decreased.

Net cash used in investing activities for fiscal 2016 increased by ¥13,201 million, or 14.1%, to ¥106,809 million from ¥93,608 million for fiscal 2015. This mainly reflected that a decrease in proceeds from maturities of held-to-maturity securities exceeded a decrease in payments for purchases of held-to-maturity securities.

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

Assets, Liabilities and Equity

Kyocera’s total assets at March 31, 2017 increased by ¥15,421 million, or 0.5% to ¥3,110,470 million, compared with ¥3,095,049 million at March 31, 2016.

Short-term investments in debt securities decreased by ¥16,863 million, or 16.6%, to ¥84,703 million, due mainly to redemptions at maturity of held-to-maturity investments.

Trade accounts receivables increased by ¥25,023 million, or 9.4%, to ¥291,485 million, due mainly to an increase in sales for the three months ended March, 2017 compared with the three months ended March, 2016.

Other current assets decreased by ¥13,957 million, or 10.4%, to ¥119,714 million, due mainly to a decrease related to the purchase obligations of polysilicon material under the long-term purchase agreements in the solar energy business.

Total property, plant and equipment at cost, net of accumulated depreciation, increased by ¥2,117 million, or 0.8%, to ¥266,604 million. Capital expenditure in fiscal 2017 was ¥67,781 million and depreciation was ¥66,019 million.

Kyocera’s total liabilities at March 31, 2017 decreased by ¥29,726 million, or 4.1%, to ¥691,561 million, compared with ¥721,287 million at March 31, 2016.

Trade note and accounts payable increased by ¥13,816 million, or 11.9%, to ¥129,460 million, due mainly to a change of payment method.

Other notes and accounts payable decreased by ¥21,877 million, or 26.4%, to ¥60,881 million, due mainly to a change of payment method.

Accrued pension and severance liabilities decreased by ¥14,381 million, or 31.2%, to ¥31,720 million. Projected Benefit Obligation decreased due mainly to an increase in discount rates because of increase of the market interest rates in fiscal 2017.

Deferred taxes liabilities decreased by ¥12,361 million, or 4.6%, to ¥258,859 million, due mainly to decreases in the market value of the shares of KDDI Corporation and other equity securities at March 31, 2017 compared with March 31, 2016.

Total equity at March 31, 2017 increased by ¥45,147 million, or 1.9%, to ¥2,418,909 million, compared with ¥2,373,762 million at March 31, 2016.

Retained earnings at March 31, 2017 increased by ¥67,114 million, or 4.3%, to ¥1,638,116 million, compared with ¥1,571,002 million at March 31, 2016 due to net income attributable to shareholders of Kyocera Corporation for fiscal 2017 of ¥103,843 million offset by cash dividend payments of ¥36,729 million.

Accumulated other comprehensive income decreased by ¥22,324 million, or 4.8%, to ¥447,479 million. Net unrealized gains on securities decreased by ¥17,540 million, or 3.4%, due to decreases in market values of the shares of KDDI Corporation and other equity securities at March 31, 2017 compared with March 31, 2016. Foreign currency translation adjustments decreased by ¥12,109 million to ¥(16,360) million, due mainly to the effect of the yen’s appreciation.

Kyocera Corporation shareholders’ equity ratio at March 31, 2017 was 75.1%, increased by 1.3 percentage points compared with 73.8% at March 31, 2016.

Noncontrolling interests in subsidiaries decreased by ¥4,808 million, or 5.4%, to ¥84,690 million, due mainly to that Kyocera conducted a stock exchange with Nihon Inter Electronics Corporation’s minority shareholders, compared with ¥89,498 million at March 31, 2016.

C. Research and Development, Patents and Licenses, etc.

Kyocera seeks to create businesses that will become core to the group in the future by developing new technologies and products in each business and integrating group-wide management resources. In particular, we are focusing on R&D of new high-value-added technologies and products in the information and communications market, the automotive-related market, the environment and energy market and the medical and healthcare market, where there is high growth potential. In addition, we are striving to strengthen software development in order to integrate software in existing hardware-based businesses as we forecast creation of new business opportunities alongside expansion of the IoT.

An outline of R&D activities in the six reporting segments and “Others” follows.

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

In the automotive-related market, we are strengthening the development of automotive camera modules as key products for ADAS (Advanced Driving Assistant System) and automated driving where demand is expected to continue increasing. At the same time, we are reinforcing software development aimed at achieving more sophisticated image recognition technology for automotive camera systems. We are also focusing on the development of ceramic parts that contribute to improvement in environmental performance of diesel cars by reducing carbon dioxide and suppressing exhaust gas.

In the environment and energy market, we are working to enhance the efficiency of cell stacks for SOFC (Solid Oxide Fuel Cell) systems for residential use where there are expectations for proliferation as new clean energy supply systems as well as develop an SOFC system for industrial use. We are also strengthening the development of parts for various next-generation high-efficiency devices.

(2) Semiconductor Parts Group

In the digital consumer equipment market, which is typified by smartphones and tablet terminals, needs are growing for equipment that is more multifunctional as well as smaller and thinner. In line with this, electronic components used in such equipment are getting smaller while semiconductors are becoming more refined. In the information and communications network market, there is demand for the creation of fast, large-capacity communications infrastructure. In order to respond to these market trends and expand the business, Kyocera is working to develop new high-value-added products that leverage our own unique material, design and processing technologies.

Specifically, in the ceramic package business we are working on the development of high-strength, high-rigidity ultra-small and thin ceramic packages for electronic devices that employ micro wiring as well as ceramic packages for optical communications that are capable of even higher frequency.

In the organic multilayer substrates business, we are strengthening the development of fine-pitch, thin, highly precise flip-chip packages and module substrates. In addition, we are working on the development of products that employ new materials that respond to high frequency in the organic multilayer board business.

In the chemical business, which supports these businesses through material technology, we are working on the synthesis of new materials and strengthening the development of new material compounding technologies to meet needs for enhanced functionality for semiconductor and automotive-related markets in addition to improving electrical properties such as insulating reliability. This functionality includes thermal hardening, photo-reactivity, and shape and stress stability.

(3) Applied Ceramic Products Group

In the solar energy business, we are working to improve product performance and quality, which includes efforts to enhance the conversion efficiency of monocrystalline and multicrystalline silicon solar cells as well as boost the output and durability of modules. We are also focusing on increasing the capacity and decreasing the size of power storage systems that meet needs for self-consumption of power generated through solar energy as well as the development of peripheral solar energy devices and systems such as energy management systems that enhance the efficient use of energy. We are also working on expanding our business to the total energy solution business by pushing ahead with the development of technology aimed at increasing business in demand response and virtual power plant markets in line with the deregulation of electric power.

In the cutting tool business, we are strengthening the development of high-quality and high-precision cutting tools from the materials technology stage that contribute to increased productivity for users, which are employed in metallic processing in a wide array of markets such as the automotive, energy and infrastructure, and aircraft business fields.

(4) Electronic Device Group

For communications terminals such as smartphones, it is necessary to make components smaller and more reliable while increasing device sophistication and facilitating the shift to multi-bands. To meet these market needs, Kyocera is developing such products as small, high-capacitance ceramic capacitors with enhanced reliability relative to temperature and humidity, as well as small, low-loss and highly reliable SAW devices, small, high-performance crystal components and fine-pitch, low-profile connectors.

In the automotive and industrial equipment markets, we are pushing ahead with the development of ceramic capacitors and connectors with enhanced high-temperature reliability and pressure resistance as well as power semiconductor products, including discrete products and power modules. We are also developing high-value-added liquid crystal display related products such as TFT liquid crystal displays, liquid crystal displays that use LTPS (Low-Temperature Polycrystalline Silicon) technology and center information displays, including up to systemization.

Additionally, in inkjet printheads mainly for the commercial printing market, we are working on the development of products with enhanced durability on top of enabling higher speed and higher image quality required in digital printing as well as the development of other applications.

(5) Telecommunications Equipment Group

Kyocera is strengthening the development of communications terminals with exceptional waterproof, dust prevention and shock-resistant features. We are also working on the development of distinctive terminals and to shorten development time by promoting the standardization of platforms and modules for terminals being sold in Japan and overseas. Additionally, we are strengthening the development of communication modules for automobiles and for the IoT market that can handle wireless communications over a broad area with low power consumption, through the integration of Kyocera’s terminals with our component and system technology.

(6) Information Equipment Group

Kyocera is developing printers and MFPs that have exceptional environmental performance and economic efficiency, greatest features of Kyocera, in order to ensure differentiation from competitors. We are also working on our unique long-life technology so that machines can be used for longer only by replacing the toner container, a consumable product, thanks to our pursuit of durability in components. By minimizing the number of components that need replacing, we are working to reduce running costs for customers and provide products that are kind to the environment. We are also working on the development of new toner in the pursuit of high image quality and more energy savings.

In terms of document solution services, we are pushing ahead with the development of application software that contribute to information sharing and business efficiency by connecting with mobile equipment, the cloud environment and document management systems owned by customers. We are also strengthening our ECM (Enterprise Contents Management) business that computerizes a company’s data so that it can be managed in a more comprehensive and efficient manner.

Others

Kyocera Communication Systems Co., Ltd. (KCCS) is working on the development of platform and software needed for application of services that uses AI (Artificial Intelligence) in image and text analysis as well as security-related software for daily risks and for various terminals in response to customer needs that are becoming more complex and sophisticated alongside proliferation of IoT. In the IoT market, KCCS is supporting development of products such as sensors for its partner companies with the aim of further development of wireless network based on LPWA (Low Power Wide Area) technology.

	Years ended March 31,			Increase (Decrease)
	2015	2016	2017
	Amount	Amount	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥3,302	¥3,731	¥4,531	21.4
Semiconductor Parts Group	3,163	3,078	3,398	10.4
Applied Ceramic Products Group	4,428	4,348	3,795	(12.7)
Electronic Device Group	8,557	7,686	8,129	5.8

Total Components Business	19,450	18,843	19,853	5.4
Telecommunications Equipment Group	3,935	3,868	2,348	(39.3)
Information Equipment Group	22,555	24,021	21,674	(9.8)

Total Equipment Business	26,490	27,889	24,022	(13.9)
Others	9,345	12,023	11,536	(4.1)

R&D expenses	¥55,285	¥58,755	¥55,411	(5.7)

% to net sales	3.6%	4.0%	3.9%

Note:	Former Kyocera Chemical Group, which was included in “Others” until fiscal 2016, has been reclassified and included in the “Semiconductor Parts Group” commencing from fiscal 2017. Due to this change, results for fiscal 2015 and fiscal 2016 have been reclassified to conform to the current presentation.

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

In the information and communications market, there was solid demand for cutting-edge components embedded in smartphones in the context of increased device sophistication, despite weakening growth in the smartphone market, which had previously been a growth driver. The market for smartphones is forecast to keep growing moderately, by around 5%, in the 2017 calendar year. In addition, there is ongoing need for smaller and more sophisticated components for smartphones alongside the enhanced performance of these devices. As a result, we project an increase in sales of Kyocera’s high-value-added components. In this market, continued creation of optical communications infrastructure that can handle large volume data transmission and higher speeds has led to a forecast of increased demand for Kyocera’s components for this market.

Kyocera’s main business in the environment and energy market is solar power generating system related products. The core Japanese market has shrunk in year-on-year terms due to a decline in purchase price in the feed-in tariff system. However, demand is expanding for power storage batteries and EMS in the context of movement toward home electricity generation and self-consumption, and as such, sales are projected to increase for these systems and equipment that Kyocera handles. Overseas, demand is expected to increase in the Thai market in the context of measures to encourage investment aimed at reducing environmental burden while in other Southeast Asian countries and regions the solar energy market is projected to expand due to increasing demand for power and escalating electricity prices. Kyocera is developing an actual SOFC system in addition to the system’s core components following expectations for proliferation as new clean energy supply systems. Kyocera projects demand to increase for these growth-potential products over the medium term.

In the automotive-related market, automobile sales volume in the 2017 calendar year is projected to increase moderately, by around 2%, particularly in China and Europe. We forecast growth in components for this market that exceeds automobile sales volume. Kyocera forecasts an increase in demand for its view cameras, sensor cameras, leading-edge displays and various electronic components in line with increased application of ADAS toward enhanced safety in automobiles. We also forecast an increase in components that contribute to improved fuel efficiency and curb exhaust gas aimed at boosting environmental responsiveness as well as in parts for LED headlights and other components.

In the medical and healthcare market, Kyocera commands high share in the market for prosthetic joints in Japan among Japanese manufacturers and we will continue striving to expand sales of these products, which include dental implants. Moreover, we are working to create new businesses for the future, which includes participation in projects related to regenerative medicine based on collaboration with external organizations.

Kyocera has a competitive advantage in terms of possessing management resources across diverse fields, up to and including components, devices, equipment, systems and services. With expectations of expansion in the IoT over the medium term, Kyocera will strive to create new value and actively grasp business opportunities by organically combining the products and technologies it has amassed over a long period of time.

E. Off-Balance Sheet Arrangements

Refer to Note 13 in the Consolidated Financial Statements included in this annual report on Form 20-F.

As a part of our ongoing business, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F. Tabular Disclosure of Contractual Obligations

The following table provides information about Kyocera’s contractual obligations and other commercial commitments that will affect Kyocera’s liquidity for the next several years, as of March 31, 2017. Kyocera anticipates that the funds required to fulfill these debt obligations and commitments will be cash at hand.

Contractual obligations	Less than 1 year	2-3 years	4-5 years	Thereafter	Total
	(Yen in millions)
Short-term borrowings	¥191	¥—	¥—	¥—	¥191
Interest payments for short-term borrowings*	17	—	—	—	17
Long-term debt (including due within one year)	8,235	11,705	4,430	274	24,644
Interest payments for long-term debt*	872	859	177	6	1,914
Long-term purchase agreements for the supply of raw material**	61,493	59,678	27,381	—	148,552
Operating leases	5,761	6,349	2,476	853	15,439
Obligations for the acquisition or construction of property, plant and equipment	13,588	4	7	—	13,599

Total contractual obligations	¥90,157	¥78,595	¥34,471	¥1,133	¥204,356

*	For Kyocera’s variable interest rate of borrowings and debt, Kyocera utilized the rates in effect as of March 31, 2017 when estimating schedule of interest payments.
**	For detailed information regarding these Long-term purchase agreements, see “Long-term purchase agreements for the supply of raw materials” which is described below.

In addition to contractual obligations shown in the above tables, Kyocera forecasts to contribute ¥11,837 million to its defined benefit pension plans in fiscal 2018. Kyocera recorded liabilities of ¥4,482 million for gross unrecognized tax benefits in accordance with FASB’s ASC 740, “Income Taxes” at March 31, 2017, which are not included in the above table because we are unable to make reasonable estimates of the period of settlements. For detailed information, see Note 15 to the Consolidated Financial Statements in this annual report on Form 20-F.

Long-term purchase agreements for the supply of raw materials

Between 2005 and 2008, Kyocera entered into four long-term purchase agreements (the “LTAs”), principally governed by Michigan law, with Hemlock Semiconductor Operations LLC and its subsidiary Hemlock Semiconductor, LLC (collectively, “Hemlock”) for the supply of polysilicon material for use in its solar energy business. As of March 31, 2017, there was a remaining balance of ¥148,552 million of polysilicon material to be purchased under the LTAs by December 31, 2020, of which ¥41,398 million is prepaid.

After the LTAs were signed, the price of polysilicon material in the world market significantly declined, causing a significant divergence between the market price of polysilicon material and the fixed contract price in the LTAs. In light of these circumstances, Kyocera requested Hemlock to modify the contract terms including its price and quantity, and Kyocera sued Hemlock contending that the LTAs are illegal and unenforceable because of Hemlock’s alleged abuse of a superior position, which is prohibited under Japanese Antitrust Law. Taking into consideration these condition, Kyocera withheld to order the polysilicon material for the amount stated under the LTAs during the year ended December 31, 2016 (“the 2016 amount”), which is ¥29,660 million in total.

As a result, Hemlock issued an invoice for the amount equal to the difference between the 2016 amount and applicable advanced payment, which was due for payment by Kyocera on February 15, 2017. As Kyocera contends that it has the right to cure a default by purchasing the 2016 amount within a certain period from the issuance of the default notice, Kyocera has accounted for its rights and obligations under the LTAs, and has recorded ¥29,660 million as other current asset for the 2016 amount and ¥21,793 million as other account payable for the amount equal to the difference between the 2016 amount and applicable advanced payment in the consolidated balance sheet as of March 31, 2017.

Kyocera also placed an order for purchasing the 2016 amount on February 15, 2017, in order to secure the right to cure the default.

In addition, Kyocera considered the obligation to purchase polysilicon material through 2020 in its analysis based on lower of cost and net realizable value approach taking into consideration the anticipated selling price of the applicable solar products and concluded no loss was incurred as of March 31, 2017.

Item 6.    Directors, Senior Management and Employees

A. Directors and Senior Management

Kyocera believes that its current management system enables faster decision-making across the board through the use of a top management system comprising the chairman and the president. With this setup, the chairman takes on the position as the head of the board of directors, providing guidance to the president, while the president has total responsibility for daily business execution. It is also believed that more accurate management decisions can be made with this management system, as the chairman and the president can provide diverse perspectives on critical issues.

The following table shows Kyocera’s Directors and Audit & Supervisory Board Members as of June 27, 2017.

Name	Date of Birth	Position	Since	Term
Goro Yamaguchi	January 21, 1956	Representative Director and Chairman	2009 (Chairman 2017)	*1
Hideo Tanimoto	March 18, 1960	Representative Director and President	2016 (President 2017)	*1
Ken Ishii	October 6, 1953	Director	2012	*1
Hiroshi Fure	February 24, 1960	Director	2013	*1
Yoji Date	September 20, 1956	Director	2013	*1
Keiji Itsukushima	May 3, 1958	Director	2017	*1
Norihiko Ina	September 16, 1963	Director	2017	*1
Koichi Kano	September 21, 1961	Director	2016	*1
Shoichi Aoki	September 19, 1959	Director	2009	*1
Takashi Sato	September 22, 1960	Director	2017	*1
John Sarvis	March 4, 1950	Director	2016	*1
Robert Wisler	February 17, 1953	Director	2016	*1
Tadashi Onodera	February 3, 1948	Outside Director	2013	*1
Hiroto Mizobata	July 31, 1963	Outside Director	2015	*1
Atushi Aoyama	August 2, 1960	Outside Director	2016	*1
Itsuki Harada	August 5, 1955	Full-time Audit & Supervisory Board Member	2016	*2
Osamu Nishieda	January 10, 1943	Audit & Supervisory Board Member	1993	*2
Hitoshi Sakata	January 22, 1953	Outside Audit & Supervisory Board Member	2016	*2
Masaaki Akiyama	January 4, 1945	Outside Audit & Supervisory Board Member	2016	*2

*1	The term of office of a Director is two years after his election at the close of the ordinary general meeting of shareholders held on June 27, 2017.
*2	The term of office of an Audit & Supervisory Board Member is four years after his election at the close of the ordinary general meeting of shareholders held on June 24, 2016.

Goro Yamaguchi has served as the Representative Director and Chairman of Kyocera Corporation since 2017. He became an Executive Officer in 2003, a Senior Executive Officer in 2005, a Managing Executive Officer in 2009 and the Representative Director and President in 2013. He joined Kyocera Corporation in 1978 and has served as the Representative Director and Chairman of Kyoto Purple Sanga Co., Ltd., the Representative Director and Chairman of Kyocera Document Solutions Inc., the Representative Director and Chairman of Kyocera Communication Systems Co., Ltd. and the Representative Director and Chairman of Kyocera Realty Development Co., Ltd.

Hideo Tanimoto has served as the Representative Director and President of Kyocera Corporation since 2017. He became an Executive Officer in 2015 and a Managing Executive Officer in 2016. He joined Kyocera Corporation in 1982 and has served as the Representative Director and Chairman of Kyocera Display Corporation, the Representative Director and Chairman of Kyocera Optec Co., Ltd., the Chairman of the Board of Directors of Shanghai Kyocera Electronics Co., Ltd., the Chairman of the Board of Directors of Dongguan Shilong Kyocera Co., Ltd., the Chairman of the Board of Directors of Kyocera (China) Sales & Trading Corporation, the Chairman of the Board of Directors of Kyocera Management Consulting Service (Shanghai) Co., Ltd., the Authorized Representative and Chairman of Kyocera Vietnam Co., Ltd. and the Representative Director and Chairman of Kyocera Korea Co., Ltd.

Ken Ishii has served as a Director of Kyocera Corporation since 2012. He became an Executive Officer in 2009, a Senior Executive Officer in 2011 and a Managing Executive Officer in 2012. He joined Kyocera Corporation in 1977 and has served as a Senior Managing Executive Officer, the General Manager of Corporate Cutting Tool Group, the Representative Director and Chairman of Kyocera Precision Tools Korea Co., Ltd., the Chairman of the Board of Directors of Kyocera Precision Tools (ZHUHAI) Co., Ltd. and the Chairman of the Board of Directors of Kyocera Precision Tools (Ganzhou) Co., Ltd.

Hiroshi Fure has served as a Director of Kyocera Corporation since 2013. He became an Executive Officer in 2011 and a Managing Executive Officer in 2013. He joined Kyocera Corporation in 1984 and has served as a Senior Managing Executive Officer and the General Manager of Corporate Organic Materials Semiconductor Components Group.

Yoji Date has served as a Director of Kyocera Corporation since 2013. He became an Executive Officer in 2012 and a Managing Executive Officer in 2013. He joined Kyocera Corporation in 1979 and has served as a Senior Managing Executive Officer, the General Manager of Corporate Electronic Components Group and the Chairman of the Board of Directors of Kyocera International Electronics Co., Ltd.

Keiji Itsukushima has served as a Director of Kyocera Corporation since 2017. He became a Senior Executive Officer in 2016. He joined Kyocera Corporation in 1982 and has served as a Managing Executive Officer and the General Manager of Corporate Communication Equipment Group.

Norihiko Ina has served as a Director of Kyocera Corporation since 2017. He joined Mita Industrial Co., Ltd. (now known as Kyocera Document Solutions Inc.) in 1987 and has served as a Managing Executive Officer and the Representative Director and President of Kyocera Document Solutions Inc.

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

Takashi Sato has served as a Director of Kyocera Corporation since 2017. He became an Executive Officer in 2013 and a Senior Executive Officer in 2016. He joined Kyocera Corporation in 1983 and has served as a Managing Executive Officer and the General Manager of Corporate General Affairs Human Resources Group.

John Sarvis has served as a Director of Kyocera Corporation since 2016. He joined AVX Corporation in 1973 and has served as the Chairman of the Board, Chief Executive Officer and President of AVX Corporation.

Robert Whisler has served as a Director of Kyocera Corporation since 2016. He became an Executive Officer in 2005. He joined Kyocera America, Inc. (now known as Kyocera International, Inc.) in 1981 and has served as the President and Director of Kyocera International, Inc.

Tadashi Onodera has served as an Outside Director of Kyocera Corporation since 2013. He joined DDI Corporation (currently KDDI Corporation) in 1989 and has served as the Chairman and Director of KDDI Corporation.

KDDI Corporation provides telecommunication services, and Kyocera sells mainly telecommunication equipment to KDDI Corporation. Kyocera serves KDDI Corporation as an independent vendor in terms of price determination, remittance condition and product distribution. All of the agreements and ongoing contractual commitments between Kyocera and KDDI Corporation have been made on an arm’s-length basis. In fiscal 2017, Kyocera’s sales to KDDI Corporation amounted to ¥96,653 million, or 6.8% of consolidated net sales.

Kyocera Corporation made an equity investment in KDDI Corporation when it was founded, and Kyocera Corporation’s equity interest in KDDI Corporation was 12.78% at March 31, 2017. Currently a Director of Kyocera Corporation is an Outside Director of KDDI Corporation, and a Director of KDDI Corporation is an Outside Director of Kyocera Corporation.

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

Atsushi Aoyama has two relatives within the second degree who used to be employees of Kyocera in the past. However, 30 years have passed after the retirement of the relative who retired later and currently no relative works in Kyocera.

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

Hitoshi Sakata has served as an Outside Audit & Supervisory Board Member of Kyocera Corporation since 2016. He has served as a Partner of the Oike Law Office and an Outside Director of Nippon Shinyaku Co., Ltd.

Masaaki Akiyama has served as an Outside Audit & Supervisory Board Member of Kyocera Corporation since 2016. He joined Tomishima Audit Corporation (now known as Ernst & Young ShinNihon LLC) in 1968. He was registered as a certified public accountant in 1973. He has served as an Outside Audit & Supervisory Board Member of Joyful Honda Co., Ltd. and a Supervisory Officer of United Urban Investment Corporation.

Kyocera adopts an “executive officer system,” which aims to establish corporate governance appropriate for a global corporation together with a decision making system responsive to the business environment and to train the next generation of senior executives.

The following table shows Kyocera’s Executive Officers as of June 27, 2017.

Name	Position
Hideo Tanimoto	Executive Officer and President
Ken Ishii	Senior Managing Executive Officer (General Manager of Corporate Cutting Tool Group)
Hiroshi Fure	Senior Managing Executive Officer (General Manager of Corporate Organic Materials Semiconductor Components Group)
Yoji Date	Senior Managing Executive Officer (General Manager of Corporate Electronic Components Group)
Keiji Itsukushima	Managing Executive Officer (General Manager of Corporate Communication Equipment Group)
Norihiko Ina	Managing Executive Officer (Representative Director and President of Kyocera Document Solutions Inc.)
Koichi Kano	Managing Executive Officer (General Manager of Corporate Development Group)
Shoichi Aoki	Managing Executive Officer (General Manager of Corporate Financial and Accounting Group)
Takashi Sato	Managing Executive Officer (General Manager of Corporate General Affairs Human Resources Group)
Junichi Jinno	Senior Executive Officer (General Manager of Corporate Legal and Intellectual Property Group)
Shigeru Koyama	Senior Executive Officer (Representative Director and President of Kyocera Fineceramics GmbH)
Takashi Okunosono	Senior Executive Officer (General Manager of Corporate Ceramic Materials Semiconductor Components Group)
Masahiro Inagaki	Senior Executive Officer (General Manager of Corporate R&D Group)
Masaaki Itoh	Executive Officer (Deputy General Manager of Corporate General Affairs Human Resources Group)
Yuji Goto	Executive Officer (President of Kyocera (China) Sales & Trading Corporation)
Hironao Kudo	Executive Officer (Deputy General Manager of Corporate Electronic Components Group)
Masaki Iida	Executive Officer (General Manager of Corporate Purchasing Group)

Name	Position
Hisamitsu Sakai	Executive Officer (General Manager of Corporate Printing Device Group)
Akihito Kubota	Executive Officer (General Manager of Corporate Solar Energy Group)
Yusuke Mizukami	Executive Officer (Deputy General Manager of Corporate Ceramic Materials Semiconductor Components Group)
Tayo Hamano	Executive Officer (General Manager of Corporate Automotive Components Group)
Masaaki Ozawa	Executive Officer (Deputy General Manager of Corporate Organic Materials Semiconductor Components Group)
Yoshihito Kurose	Executive Officer (Representative Director and President of Kyocera Communication Systems Co., Ltd.)
Masaki Hayashi	Executive Officer (General Manager of Corporate Fine Ceramics Group)
Shigeaki Kinori	Executive Officer (Deputy General Manager of Corporate Electronic Components Group)

B. Compensation

The aggregate amount of compensation provided by Kyocera Corporation and its certain subsidiaries in fiscal 2017 to all Directors, Audit & Supervisory Board Members and Executive Officers of Kyocera Corporation was ¥1,739 million. The compensation is mainly comprised of basic remuneration, bonus, stock option, incentive compensation plan and retirement allowance.

In Japan, regulations require public companies to disclose an individual basis for each Director or Audit & Supervisory Board Member who receives aggregate compensation equal to or exceeding ¥100 million from the relevant company and its subsidiaries. In accordance with this requirement, we disclose compensation on an individual basis as follows.

Name	Position	Amounts of compensation by types				Total
		Basic remuneration	Bonus and others	Stock option	Others
		(Yen in millions)
Tetsuo Kuba	Representative Director and Chairman of Kyocera Corporation	54	53	—	—	¥113

	Director of AVX Corporation	2	—	4	—

Goro Yamaguchi	Representative Director and President of Kyocera Corporation	60	59	—	—	¥125

	Director of AVX Corporation	2	—	4	—

John Sarvis	Director of Kyocera Corporation	5	5	—	—	¥120

	Chairman of the Board, Chief Executive Officer and President of AVX Corporation	50	3	17	40

Notes:

1. The positions of Tetsuo Kuba, Goro Yamaguchi and John Sarvis represent their positions as of March 31, 2017.

2. AVX Corporation is Kyocera’s consolidated subsidiary in the United States and the determination of compensation for directors and officers of AVX Corporation was made by AVX Corporation’s Compensation Committee pursuant to the U.S. regulations and based on its consideration for general and customary levels of compensation in the United States.

3. The amounts of compensation provided originally in the U.S. dollars at AVX Corporation was translated into the yen at a rate of ¥108 per $1.00, which was the average rate during fiscal 2017.

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

	Total amount of compensation	Amounts of compensation by types		Number of Directors and Audit & Supervisory Board Members
		Basic remuneration	Bonus
		(Yen in millions)
Director (excluding Outside Directors)	¥357	¥182	¥175	13

Outside Director	33	33	—	3

Full-time Audit & Supervisory Board Member (excluding Outside Audit & Supervisory Board Members)	40	40	—	4

Outside Audit & Supervisory Board Member	21	21	—	5

Total	¥451	¥276	¥175	25

Note:	Amount of remuneration to Directors does not include salaries for services as employees or Executive Officers for Directors who serve as such.

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

D. Employees

The number of Kyocera’s employees by reporting segment at March 31, 2017 was as follows:

Fine Ceramic Parts Group	3,369
Semiconductor Parts Group	8,895
Applied Ceramic Products Group	7,233
Electronic Device Group	20,880
Telecommunications Equipment Group	3,258
Information Equipment Group	19,029
Others	5,945
Corporate	1,544

Total	70,153

Kyocera Corporation had 16,463 employees, and their average age and average service years were 41.4 and 17.8 respectively.

The number of Kyocera Corporation’s employees by reporting segments at March 31, 2017 was as follows:

Fine Ceramic Parts Group	2,903
Semiconductor Parts Group	5,913
Applied Ceramic Products Group	2,279
Electronic Device Group	1,786
Telecommunications Equipment Group	1,567
Information Equipment Group	—
Others	1,337
Corporate	678

Total	16,463

The numbers of Kyocera Corporation’s employees increased for fiscal 2017 as compared with the last fiscal year due mainly to the fact that Kyocera Corporation conducted absorption-type mergers through which certain subsidiaries were merged with Kyocera Corporation.

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

E. Share Ownership

Kyocera’s Directors, Audit & Supervisory Board Members and Executive Officers as of June 27, 2017 owned 446,655 shares of Kyocera Corporation in total (441,081 shares of common stock of Kyocera Corporation and 5,574 ADRs of Kyocera Corporation), or 0.1% of the outstanding shares of Kyocera Corporation at March 31, 2017. The numbers of shares owned by each Director, Audit & Supervisory Member and Executive Officer are shown in the following table.

Name	Title	Number of Shares
Goro Yamaguchi	Representative Director and Chairman	24,467
Hideo Tanimoto	Representative Director and President	2,885
Ken Ishii	Director	9,254
Hiroshi Fure	Director	4,694
Yoji Date	Director	8,217
Keiji Itsukushima	Director	4,315
Norihiko Ina	Director	456
Koichi Kano	Director	3,208
Shoichi Aoki	Director	9,178
Takashi Sato	Director	4,109
John Sarvis	Director	1,822 (ADR)
Robert Whisler	Director	3,752 (ADR)
Tadashi Onodera	Outside Director	2,006
Hiroto Mizobata	Outside Director	1,559
Atsushi Aoyama	Outside Director	122

Name	Title	Number of Shares
Itsuki Harada	Full-time Audit & Supervisory Board Member	470
Osamu Nishieda	Audit & Supervisory Board Member	329,565
Hitoshi Sakata	Audit & Supervisory Board Member	122
Masaaki Akiyama	Audit & Supervisory Board Member	122
Junichi Jinno	Senior Executive Officer	2,269
Shigeru Koyama	Senior Executive Officer	3,484
Takashi Okunosono	Senior Executive Officer	2,624
Masahiro Inagaki	Senior Executive Officer	2,868
Masaaki Itoh	Executive Officer	5,163
Yuji Goto	Executive Officer	4,887
Hironao Kudo	Executive Officer	741
Masaki Iida	Executive Officer	3,780
Hisamitsu Sakai	Executive Officer	616
Akihito Kubota	Executive Officer	737
Yusuke Mizukami	Executive Officer	283
Tayo Hamano	Executive Officer	1,210
Masaaki Ozawa	Executive Officer	924
Yoshihito Kurose	Executive Officer	1,225
Masaki Hayashi	Executive Officer	546
Shigeaki Kinori	Executive Officer	4,975

Item 7.    Major Shareholders and Related Party Transactions

A. Major Shareholders

As far as is known to us, Kyocera is not, directly or indirectly, owned or controlled by any other corporation or by the Japanese or any foreign government, and there is no arrangement which may at a subsequent date result in a change in control of Kyocera.

The following table shows the ten largest shareholders of record of Kyocera Corporation at March 31, 2017.

Name	Shares owned	Ownership
	(in thousands)	(%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	42,098	11.15
Japan Trustee Services Bank, Ltd. (Trust Account)	24,757	6.56
State Street Bank and Trust Company (Standing proxy: The Hongkong and Shanghai Banking Corporation Limited)	17,276	4.58
The Bank of Kyoto, Ltd.	14,436	3.82
Kazuo Inamori	11,212	2.97
Kyocera Corporation	9,906	2.62
Inamori Foundation	9,360	2.48
KI Enterprise Co., Ltd.	7,099	1.88
Trust & Custody Services Bank, Ltd. (Stock Investment Trust Account)	6,865	1.82
Japan Trustee Services Bank, Ltd. (Trust Account 5)	6,031	1.60

Total	149,041	39.47

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

According to the report filed with the EDINET system on May 10, 2016, Dodge & Cox held shares as of April 29, 2016, as shown in the following table. Despite this report, Dodge & Cox is not included in the above list of major shareholders because we are not able to confirm the number of shares beneficially owned by it from our shareholders records as of March 31, 2017.

Name	Shares owner	Ownership
	(in thousands)	(%)
Dodge & Cox	16,031	4.25

According to the report filed with the EDINET system on July 22, 2016, Sumitomo Mitsui Trust Bank, Limited and its related partners held shares as of July 15, 2016, as shown in the following table. Despite this report, they are not included in the above list of major shareholders because we are not able to confirm the number of shares beneficially owned by them from our shareholders records as of March 31, 2017.

Name	Shares owner	Ownership
	(in thousands)	(%)
Sumitomo Mitsui Trust Bank, Limited	9,900	2.62
Sumitomo Mitsui Trust Asset Management Co., Ltd.	1,259	0.33
Nikko Asset Management Co., Ltd.	11,465	3.04

Total	22,624	5.99

According to the report filed with EDINET system on August 4, 2016, Nomura Securities Co., Ltd. and its related partners held shares as of July 29, 2016, as shown in the following table. Despite this report, they are not included in the above list of major shareholders because we are not able to confirm the number of shares beneficially owned by them from our shareholders records as of March 31, 2017.

Name	Shares owner	Ownership
	(in thousands)	(%)
Nomura Securities Co., Ltd.	305	0.08
NOMURA INTERNATIONAL PLC	615	0.16
Nomura Asset Management Co., Ltd.	21,091	5.59

Total	22,011	5.83

According to the report filed with the EDINET system on October 21, 2016, Asset Management One Co., Ltd. held shares as of October 14, 2016, as shown in the following table. Despite this report, Asset Management One Co., Ltd. is not included in the above list of major shareholders because we are not able to confirm the number of shares beneficially owned by it from our shareholders records as of March 31, 2017.

Name	Shares owner	Ownership
	(in thousands)	(%)
Asset Management One Co., Ltd.	19,017	5.04

According to Citibank N.A., the Depositary for Kyocera’s ADSs, as of March 31, 2017, 3,213,409 shares of Kyocera’s common stock were held in the form of ADSs and there were 592 ADS holders of record in the

United States. According to Kyocera’s register of shareholders, as of March 31, 2017, there were 55,773 holders of Kyocera’s common stock of record worldwide. As of March 31, 2017, there were 178 record holders of Kyocera’s common stock with addresses in the United States, holding 65,059,697 shares of the outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.

B. Related Party Transactions

Significant Customer

Kyocera Corporation made an equity investment in KDDI Corporation when it was founded, and Kyocera Corporation’s equity interest in KDDI Corporation was 12.78% at March 31, 2017. In addition, currently a Director of Kyocera Corporation is an Outside Director of KDDI Corporation, and a Director of KDDI Corporation is an Outside Director of Kyocera Corporation. KDDI Corporation provides telecommunication services, and Kyocera sells mainly telecommunication equipment to KDDI Corporation. In fiscal 2017, Kyocera’s sales to KDDI Corporation amounted to ¥96,653 million, or 6.8% of consolidated net sales. Kyocera serves KDDI Corporation as an independent vendor in terms of price determination, remittance condition and product distribution. All of the agreements and ongoing contractual commitments between Kyocera and KDDI Corporation have been made on an arm’s-length basis.

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

Kyocera Corporation believes that the best way to increase corporate value and meet shareholders’ expectations is to improve future consolidated performance on an ongoing basis.

Kyocera Corporation therefore has adopted a principal guideline that dividend amounts be within a range based on net income attributable to shareholders of Kyocera Corporation on a consolidated basis, and has set its dividend policy to maintain a payout ratio of around 40% of consolidated net income attributable to shareholders of Kyocera Corporation. In addition, Kyocera Corporation determines dividend amounts based on an overall assessment, taking into account various factors including the amount of capital expenditures necessary for medium-to-long-term corporate growth.

Kyocera Corporation also has adopted policies to ensure a sound financial basis, and, for such purpose, it sets aside other general reserves in preparation for the creation of new businesses, cultivation of new markets, development of new technologies and acquisition, as necessary, of outside management resources to achieve sustainable corporate growth.

Pursuant to the basic policy set forth above and based on full-year performance for fiscal 2017, Kyocera Corporation will distribute a year-end dividend for fiscal 2017 in the amount of 60 yen per share. When aggregated with the interim dividend in the amount of 50 yen per share, the total annual dividend will be 110 yen per share, 10 yen increase as compared with fiscal 2016.

We held a board of directors meeting for the interim dividend on October 31, 2016.

B. Significant Changes

Except as disclosed in this annual report on Form 20-F, there have been no significant changes since March 31, 2017.

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

	Tokyo Stock Exchange		New York Stock Exchange
	Price per Share of Common Stock		Price per American Depositary Share*
Years ended March 31,	High	Low	High	Low
2013	¥4,565	¥3,000	$49.27	$38.70
2014	5,880	4,175	57.78	42.85
2015	6,905	4,352	57.44	41.29
2016	7,207	4,415	59.69	38.01
2017	6,462	4,559	61.50	41.23

Most Recent 6 months	High	Low	High	Low
December 2016	¥6,000	¥5,342	$50.61	$47.08
January 2017	6,000	5,637	54.70	49.53
February 2017	6,310	5,952	55.64	53.12
March 2017	6,462	6,150	61.50	54.72
April 2017	6,357	5,837	57.11	53.91
May 2017	6,707	6,270	59.72	57.13

*	The prices of American Depositary Shares are based upon reports by the New York Stock Exchange, with all fractional figures rounded up to the nearest two decimal points.

“Price per Share of Common Stock” and “Price per American Depositary Share” are calculated under the assumption that the stock split undertaken by Kyocera Corporation on October 1, 2013 had been undertaken at the beginning of fiscal 2013. For details of the stock split, please refer to “Capital Stock” in Item 10.B. “Memorandum and Articles of Association” of this annual report on Form 20-F on page 76.

On June 16, 2017, the closing price of our shares of Common Stock on the Tokyo Stock Exchange was ¥6,461 per share.

The following table shows the information about high and low sales prices for each quarterly period in fiscal 2016 and 2017 in respect of the shares of Common Stock of Kyocera Corporation on the Tokyo Stock Exchange, and the American Depositary Shares on the New York Stock Exchange.

For Voting Securities by Fiscal Quarter

		2016
		1st	2nd	3rd	4th
Common Stock:
Market price per share (A)	—High	¥7,207	¥6,577	¥6,068	¥5,641
	—Low	6,266	5,307	5,357	4,415
Cash dividends paid per share		60	—	50	—

American Depositary Share:
Market price per share (B)	—High	$59.69	$52.81	$50.40	$46.64
	—Low	51.24	44.75	44.98	38.01
Cash dividends paid per share (C)		0.48	—	0.40	—

		2017
		1st	2nd	3rd	4th
Common Stock:
Market price per share (A)	—High	¥5,884	¥5,260	¥6,000	¥6,462
	—Low	4,559	4,600	4,731	5,637
Cash dividends paid per share		50	—	50	—

American Depositary Share:
Market price per share (B)	—High	$50.93	$50.36	$50.61	$61.50
	—Low	41.23	46.36	47.08	49.53
Cash dividends paid per share (C)		0.48	—	0.44	—

(A)	Price on the Tokyo Stock Exchange
(B)	Price on the New York Stock Exchange
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

Retirement of treasury stock

Based on a resolution at the meeting of the Board of Directors held on January 29, 2014 to retire treasury stock pursuant to Article 178 of the Companies Act of Japan, Kyocera Corporation retired 5,000,000 shares of its common stock held as treasury stock on February 12, 2014 in order to enhance shareholders value by reducing the total number of outstanding shares.

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

For a summary of the settlement, please refer to “Financial settlement between AVX Corporation and the United States and the Commonwealth of Massachusetts regarding the New Bedford Harbor Superfund Site” in Item 5.A. “Operating Results” of this annual report on Form 20-F on page 42.

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

This discussion is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations and administrative and judicial interpretations, as currently in effect, as well as on the Treaty. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion is based upon the assumption that each obligation in the deposit agreement relating to the ADRs and any related agreement will be performed in accordance with its terms.

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

The tax consequences of holding and disposing of shares or ADSs depends upon whether we are a passive foreign investment company, or “PFIC,” for United States federal income tax purposes. We believe that we were a PFIC for the 2016 and 2017 fiscal years, but that we were not a PFIC in any previous taxable years, and the discussion herein assumes the accuracy of this belief. The determination of whether we are a PFIC is a factual determination that is made annually and thus may be subject to change. Accordingly, we cannot predict whether we will be a PFIC in future taxable years.

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

Dividends. The tax treatment of distributions with respect to the shares and ADSs depends upon whether the distribution is an “excess distribution” under the rules described below. The discussion in this subsection only applies to distributions that are not excess distributions under the rules described below.

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

Sale or Other Disposition of Shares or ADSs. If you sell or otherwise dispose of your shares or ADSs, you will generally recognize gain or loss equal to the difference between the U.S. dollar value of the amount you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Any such gain will be subject to the rules with respect to excess distributions described below and thus will be subject to tax at the rates applicable to ordinary income, while any such loss will be a capital loss. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. For purposes of the excess distribution rules described below, you will generally be treated as having disposed of your shares or ADSs if you pledge your shares or ADSs as security for a loan, unless you would recognize a loss for United States federal income purposes upon a disposition of your shares or ADSs.

Excess Distributions. Any distributions to you during a single taxable year (other than any amounts you receive during the first year of your holding period in the shares or ADSs) that are greater than 125% of the average annual distributions received by you in respect of the shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the shares or ADSs, will be treated as excess distributions. This rule will apply irrespective of whether the distribution exceeds our current and accumulated earnings and profits. Additionally, any gain you realize on the sale or other disposition of your shares or ADSs will be treated as an excess distribution. Excess distributions are subject to the following special rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the shares or ADSs,

•

the amount allocated to the taxable year in which you received the excess distribution, or to a prior year in which we were not a PFIC with respect to you, will be taxed as ordinary income based on the rates applicable in the year of distribution,

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

Mark-to-Market Election

If we are a PFIC and our shares and ADSs are “regularly traded” on a “qualified exchange”, you would be eligible to make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. Our shares or ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the shares or ADSs are traded on a qualified exchange for at least 15 days during each calendar quarter. A “qualified exchange” includes the New York Stock Exchange on which our ADSs are traded and a foreign exchange that is regulated by a governmental authority in which the exchange is located and with respect to which certain other requirements are met. The IRS has not yet identified specific foreign exchanges that are “qualified” for this purpose. Under current law, the mark-to-market election will be available to holders of ADSs because the ADSs will be listed on the New York Stock Exchange, but only if the ADSs are “regularly traded” for purposes of the mark-to-market election. However, even if you make a mark-to-market election with respect to our shares or ADSs, you will not be able to make a mark-to-market election with respect to any of our subsidiaries that are PFICs, and you will therefore be subject to the rules described in the previous subsection with respect to your indirect interest in such subsidiaries.

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

Consequences of Making a Mark-to-Market Election. If you make a mark-to-market election with respect to your shares or ADSs, distributions and gain from the sale or disposition of shares or ADSs will generally be treated as described above under “Tax Consequences If You Do Not Make a Mark-to-Market Election,” except that such distributions or gain will not be subject to the excess distribution rules described above. However, you will include as ordinary income in each year that we are a PFIC the excess, if any, of the fair market value of your shares or ADSs at the end of the taxable year over your adjusted tax basis in your shares or ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. You will also be allowed to take an ordinary loss in each year that we are a PFIC in respect of the excess, if any, of the adjusted tax basis of your shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your tax basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts.

In each year that we are a PFIC any gain you recognize on the sale of other disposition of your shares or ADSs will be treated as ordinary income and any loss will be ordinary loss to the extent of the net amount of previously included income as a result of the mark-to-market-election, and thereafter will be capital loss.

Tax Consequences for Years in Which We Are Not a PFIC

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

This paragraph addresses the tax treatment of distributions on, and gain from the sale of, shares or ADSs in taxable years in which we are not a PFIC and the “once a PFIC, always a PFIC” rules does not apply to your shares or ADSs. Such distributions and gain will generally be treated as described above under “Tax Consequences If You Do Not Make a Mark-to-Market Election” above, except that such distributions and gain will not be subject to the excess distribution rules described above. In addition, subject to the following sentence, if you are a noncorporate U.S. holder, we expect that dividends on shares or ADSs will generally be qualified dividend income and will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. However, if we are a PFIC (or are treated as a PIFC with respect to you) in the previous year, the dividend will not be qualified dividend income eligible for the preferential tax rates.

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

Foreign Currency Exchange Risk

Kyocera enters into foreign currency forward contracts to hedge certain existing assets and liabilities denominated in foreign currencies, principally the U.S. dollar and the Euro. All such contracts in effect at March 31, 2017 will generally mature within four months. The following tables provide information about Kyocera’s major foreign currency forward contracts existing at March 31, 2017, which include hedge accounting setting forth the contract amounts, fair value, weighted average exchange rates. The contract amounts are generally used to calculate the contractual payments to be exchanged under the contracts.

	(Pay/Receive)
Forward exchange contracts to sell foreign currencies	US$/Yen	Euro/Yen	Euro/US$
	(Yen in millions except contractual rates)
Contract amounts	¥175,484	¥97,242	¥3,245
Fair value	(2,141)	27	(29)
Weighted average contractual rates	0.009	0.008	0.935

	(Receive/Pay)
Forward exchange contracts to purchase foreign currencies	US$/Yen	Yen/US$	Euro/Yen
	(Yen in millions except contractual rates)
Contract amounts	¥18,631	¥5,780	¥5,000
Fair value	(47)	141	(11)
Weighted average contractual rates	0.009	113.604	0.008

Interest Rate Risk

The tables below provide information about Kyocera’s financial instruments that are sensitive to changes in interest rates.

Long-term debt (including due within one year)
	Average pay rate	Expected maturity date						Total	Fair value
		during the year ending March 31,
		2018	2019	2020	2021	2022	Thereafter
		(Yen in millions)
Loans from banks and others	4.25%	¥8,235	6,762	4,943	3,046	1,384	274	¥24,644	¥24,644

Equity Price Risk

Kyocera has marketable equity and debt securities that are classified as available-for-sale and are carried in the consolidated balance sheets at fair value. Changes in fair value are recognized as other comprehensive income, net of taxes, as a separate component of shareholders’ equity. Gross unrealized gains on marketable equity securities, which were ¥780,644 million, included ¥736,283 million derived from unrealized gain of KDDI Corporation held by Kyocera. Detailed information appears in Note 3 to the Consolidated Financial Statements included in this annual report on Form 20-F. Kyocera evaluates whether declines in fair value of debt and equity securities are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost and the anticipated recoverability of fair value in the future. At March 31, 2017, Kyocera held the following available-for-sale marketable equity and debt securities.

	March 31, 2017
	Cost	Fair Value
	(Yen in millions)
Equity securities	¥267,526	¥1,048,127

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

Item 14.    Material Modification to the Rights of Security Holders and Use of Proceeds

None.

Item 15.    Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Kyocera’s management, with the participation of its principal executive and principal financial officers, evaluated the effectiveness of Kyocera’s disclosure controls and procedures (as defined in Rules 13a-15(e) under the U.S. Securities Exchange Act of 1934, as amended) as of March 31, 2017. Based on that evaluation, Kyocera’s principal executive and principal financial officers concluded that the disclosure controls and procedures were effective as of that date.

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

Kyocera’s management, with the participation of its principal executive and principal financial officers, evaluated the effectiveness of Kyocera’s internal control over financial reporting using the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, Kyocera’s management concluded that Kyocera’s internal control over financial reporting was effective as of March 31, 2017. Kyocera’s independent registered public accounting firm, PricewaterhouseCoopers Kyoto has audited the effectiveness of Kyocera’s internal control over financial reporting as of March 31, 2017, as stated in their report which appears on page F-1 of this annual report on Form 20-F.

Evaluation of Changes in Internal Control over Financial Reporting

Kyocera’s management, with the participation of its principal executive and principal financial officers, also carried out an evaluation of changes in our internal control over financial reporting during fiscal 2017. Based on that evaluation, there was no change in Kyocera’s internal control over financial reporting that occurred during fiscal 2017 that materially affected, or is reasonably likely to materially affect, Kyocera’s internal control over financial reporting.

Item 16.    [Reserved]

Item 16A.    Audit Committee Financial Expert

The board of directors of Kyocera has determined that Itsuki Harada and Masaaki Akiyama are an “audit committee financial expert” as defined in Item 16A of Form 20-F and the Audit & Supervisory Board of Kyocera has consented to the determination. In addition, Masaaki Akiyama is determined to be independent as defined by the listing rules of the Tokyo Stock Exchange.

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

Item 16C.    Principal Accountant Fees and Services

Principal Independent Registered Public Accounting Firm Fees

PricewaterhouseCoopers Kyoto served as our independent registered public accounting firm for fiscal 2016 and fiscal 2017 and audited our Consolidated Financial Statements included in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers Kyoto, and other member firms of PricewaterhouseCoopers to Kyocera in fiscal 2016 and fiscal 2017.

	Years ended March 31,
	2016	2017
	(Yen in millions)
Audit Fees(1)	¥1,834	¥1,751
Audit-related Fees	4	5
Tax Fees(2)	208	153
All Other Fees	11	11

Total	¥2,057	¥1,920

(1)	Amounts represent fees for the annual audit of Kyocera for fiscal 2016 and fiscal 2017, reviews of Kyocera’s financial statements for interim periods, other regulatory filings in fiscal 2016 and fiscal 2017 and the statutory audit of internal control over financial reporting for fiscal 2016 and fiscal 2017.
(2)	Amounts represent fees for tax services which are mainly tax compliance performed by the tax department of the independent registered public accounting firm other than financial audit in fiscal 2016 and fiscal 2017.

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

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth certain information with respect to purchases of our own shares by us and our affiliated purchasers.

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
April 1 to April 30, 2016	72	4,766.44	—	—
May 1 to May 31, 2016	84	5,395.95	—	—
June 1 to June 30, 2016	130	5,237.00	—	—
July 1 to July 31, 2016	192	4,984.68	—	—
August 1 to August 31, 2016	494	4,858.33	—	—
September 1 to September 30, 2016	391	4,910.94	—	—
October 1 to October 31, 2016	336	5,024.54	—	—
November 1 to November 30, 2016	498	5,210.43	—	—
December 1 to December 31, 2016	627	5,722.26	—	—
January 1 to January 31, 2017	321	5,815.70	—	—
February 1 to February 28, 2017	763	6,165.36	—	—
March 1 to March 31, 2017	543	6,321.63	—	—

Total	4,451	5,533.37	—	—

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

As of June 27, 2017, Kyocera Corporation had four audit & supervisory board members, of whom two were “outside” audit & supervisory board members.

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

Kyocera Corporation and other large Japanese companies which employ the audit & supervisory board system are required to have at least three audit & supervisory board members. As of June 27, 2017, Kyocera Corporation had four audit & supervisory board members. Each audit & supervisory board member serves a four-year term of office. In contrast, the term of office of each director of Kyocera Corporation is two years.

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Kyocera Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of comprehensive income, of equity and of cash flows present fairly, in all material respects, the financial position of Kyocera Corporation and its subsidiaries (the “Company”) at March 31, 2017 and March 31, 2016, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2017 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Kyoto

Kyoto, Japan

June 27, 2017

Consolidated Balance Sheets

Kyocera Corporation and Consolidated Subsidiaries

March 31, 2016 and 2017

ASSETS	2016	2017
	(Yen in millions and shares in thousands)
Current assets:
Cash and cash equivalents	¥374,020	¥376,195
Short-term investments in debt securities (Notes 3 and 4)	101,566	84,703
Other short-term investments (Note 3)	213,613	212,668
Trade receivables
Notes (Note 7)	22,832	28,370
Accounts (Note 7)	266,462	291,485
Less allowances for doubtful accounts and sales returns (Note 6)	(5,278)	(5,593)

	284,016	314,262
Inventories (Note 5)	327,875	331,155
Other current assets (Notes 6, 8, 12 and 13)	133,671	119,714

Total current assets	1,434,761	1,438,697

Investments and advances:
Long-term investments in debt and equity securities (Notes 3, 4 and 10)	1,131,403	1,130,756
Other long-term investments (Notes 3, 4, 6 and 7)	20,130	22,246

Total investments and advances	1,151,533	1,153,002

Property, plant and equipment (Notes 4 and 10):
Land	59,914	59,963
Buildings	344,087	351,431
Machinery and equipment	841,895	841,973
Construction in progress	18,314	14,097
Less accumulated depreciation	(999,723)	(1,000,860)

Total property, plant and equipment	264,487	266,604

Goodwill (Notes 2, 4 and 9)	102,599	110,470
Intangible assets (Notes 2, 4 and 9)	59,106	61,235
Other assets (Notes 6, 8, 11 and 15)	82,563	80,462

Total assets	¥3,095,049	¥3,110,470

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

March 31, 2016 and 2017

LIABILITIES AND EQUITY	2016	2017
	(Yen in millions and shares in thousands)
Current liabilities:
Short-term borrowings (Note 10)	¥5,119	¥191
Current portion of long-term debt (Notes 4 and 10)	9,516	8,235
Trade notes and accounts payable	115,644	129,460
Other notes and accounts payable (Note 13)	82,758	60,881
Accrued payroll and bonus	59,959	62,868
Accrued income taxes	22,847	15,707
Other accrued liabilities (Note 13)	43,525	51,062
Other current liabilities (Note 12)	28,464	36,257

Total current liabilities	367,832	364,661

Non-current liabilities:
Long-term debt (Notes 4, 8 and 10)	18,115	16,409
Accrued pension and severance liabilities (Note 11)	46,101	31,720
Deferred income taxes (Note 15)	271,220	258,859
Other non-current liabilities (Note 15)	18,019	19,912

Total non-current liabilities	353,455	326,900

Total liabilities	721,287	691,561

Commitments and contingencies (Note 13)

Kyocera Corporation shareholders’ equity:
Common stock:
Authorized 600,000 shares
Issued 377,619 shares at March 31, 2016 and
Issued 377,619 shares at March 31, 2017	115,703	115,703
Additional paid-in capital	162,844	165,230
Retained earnings	1,571,002	1,638,116
Accumulated other comprehensive income	469,803	447,479
Common stock in treasury, at cost:
10,762 shares at March 31, 2016 and
9,906 shares at March 31, 2017	(35,088)	(32,309)

Total Kyocera Corporation shareholders’ equity	2,284,264	2,334,219
Noncontrolling interests	89,498	84,690

Total equity (Note 14)	2,373,762	2,418,909

Total liabilities and equity	¥3,095,049	¥3,110,470

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2017

	2015	2016	2017
	(Yen in millions and shares in thousands, except per share amounts)
Net sales (Note 7)	¥1,526,536	¥1,479,627	¥1,422,754
Cost of sales	1,137,137	1,093,467	1,049,472

Gross profit	389,399	386,160	373,282
Selling, general and administrative expenses (Notes 2, 4, 13 and 16)	277,515	279,361	268,740
Loss on impairment of goodwill (Notes 4 and 9)	18,456	14,143	—

Profit from operations	93,428	92,656	104,542

Other income (expenses):
Interest and dividend income (Note 3)	22,783	28,609	32,364
Interest expense	(1,718)	(1,814)	(901)
Foreign currency transaction gains, net (Note 12)	4,499	3,820	1,278
Gains on sales of securities, net (Note 3)	505	20,600	193
Other, net	2,365	1,712	373

	28,434	52,927	33,307

Income before income taxes	121,862	145,583	137,849

Income taxes (Note 15):
Current	46,304	49,187	36,831
Deferred	(49,745)	(17,795)	(8,389)

	(3,441)	31,392	28,442

Net income	125,303	114,191	109,407
Net income attributable to noncontrolling interests	(9,428)	(5,144)	(5,564)

Net income attributable to shareholders of Kyocera Corporation	¥115,875	¥109,047	¥103,843

Per share information (Note 18):
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥315.85	¥297.24	¥282.62
Diluted	315.85	297.24	282.62
Cash dividends declared per share:
Per share of common stock	100.00	100.00	110.00
Average number of shares of common stock outstanding:
Basic	366,864	366,859	367,428
Diluted	366,864	366,859	367,428

The accompanying notes are an integral part of these statements.

Consolidated Statements of Comprehensive Income

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2017

	2015	2016	2017
	(Yen in millions)
Net income	¥125,303	¥114,191	¥109,407

Other comprehensive income—net of taxes
Net unrealized gains (losses) on securities (Notes 3 and 14)	174,184	49,205	(17,597)
Net unrealized gains (losses) on derivative financial instruments (Notes 12 and 14)	(111)	(116)	45
Pension adjustments (Notes 11 and 14)	(7,688)	(13,969)	7,252
Foreign currency translation adjustments (Note 14)	60,758	(39,342)	(13,479)

Total other comprehensive income	227,143	(4,222)	(23,779)

Comprehensive income	352,446	109,969	85,628
Comprehensive income attributable to noncontrolling interests	(17,757)	(786)	(4,066)

Comprehensive income attributable to shareholders of Kyocera Corporation	¥334,689	¥109,183	¥81,562

Consolidated Statements of Equity

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2017

(Number of shares outstanding)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Kyocera Corporation Shareholders’ Equity	Non controlling Interests	Equity
			(Note 14)	(Note 14)
	(Yen in millions and shares in thousands)
Balance, March 31, 2014 (366,867)	¥115,703	¥162,666	¥1,415,784	¥250,963	¥(35,033)	¥1,910,083	¥77,143	¥1,987,226
Comprehensive income:
Net income			115,875			115,875	9,428	125,303
Change in net unrealized gains (losses) on securities—net of taxes (Note 3)				174,058		174,058	126	174,184
Change in net unrealized gains (losses) on derivative financial instruments—net of taxes (Note 12)				(112)		(112)	1	(111)
Change in pension adjustments—net of taxes (Note 11)				(7,283)		(7,283)	(405)	(7,688)
Change in foreign currency translation adjustments—net of taxes				52,151		52,151	8,607	60,758

Total comprehensive income						334,689	17,757	352,446

Cash dividends paid to Kyocera Corporation’s shareholders			(29,349)			(29,349)		(29,349)
Cash dividends paid to noncontrolling interests							(3,492)	(3,492)
Purchase of treasury stock (6)					(30)	(30)		(30)
Reissuance of treasury stock (0)		1			1	2		2
Stock option plan of subsidiaries		114				114	43	157
Other		(86)		(104)		(190)	(3,147)	(3,337)

Balance, March 31, 2015 (366,861)	¥115,703	¥162,695	¥1,502,310	¥469,673	¥(35,062)	¥2,215,319	¥88,304	¥2,303,623
Comprehensive income:
Net income			109,047			109,047	5,144	114,191
Change in net unrealized gains (losses) on securities—net of taxes (Note 3)				49,349		49,349	(144)	49,205
Change in net unrealized gains (losses) on derivative financial instruments—net of taxes (Note 12)				(116)		(116)	0	(116)
Change in pension adjustments—net of taxes (Note 11)				(14,177)		(14,177)	208	(13,969)
Change in foreign currency translation adjustments—net of taxes				(34,920)		(34,920)	(4,422)	(39,342)

Total comprehensive income						109,183	786	109,969

Cash dividends paid to Kyocera Corporation’s shareholders			(40,355)			(40,355)		(40,355)
Cash dividends paid to noncontrolling interests							(3,629)	(3,629)
Purchase of treasury stock (4)					(27)	(27)		(27)
Reissuance of treasury stock (0)		0			1	1		1
Stock option plan of subsidiaries		125				125	48	173
Other		24		(6)		18	3,989	4,007

Consolidated Statements of Equity—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2017

(Number of shares outstanding)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Kyocera Corporation Shareholders’ Equity	Non controlling Interests	Equity
			(Note 14)	(Note 14)
	(Yen in millions and shares in thousands)
Balance, March 31, 2016 (366,857)	¥115,703	¥162,844	¥1,571,002	¥469,803	¥(35,088)	¥2,284,264	¥89,498	¥2,373,762
Comprehensive income:
Net income			103,843			103,843	5,564	109,407
Change in net unrealized gains (losses) on securities-net of taxes (Note 3)				(17,539)		(17,539)	(58)	(17,597)
Change in net unrealized gains (losses) on derivative financial instruments—net of taxes (Note 12)				39		39	6	45
Change in pension adjustments—net of taxes (Note 11)				7,273		7,273	(21)	7,252
Change in foreign currency translation adjustments —net of taxes				(12,054)		(12,054)	(1,425)	(13,479)

Total comprehensive income						81,562	4,066	85,628

Cash dividends paid to Kyocera Corporation’s shareholders			(36,729)			(36,729)		(36,729)
Cash dividends paid to noncontrolling interests							(3,204)	(3,204)
Purchase of treasury stock (4)					(25)	(25)		(25)
Reissuance of treasury stock (0)		2			2	4		4
Stock option plan of subsidiaries		189				189	71	260
Acquisition of noncontrolling interests with the consolidated subsidiary merger (859)		2,232			2,802	5,034	(6,474)	(1,440)
Other		(37)		(43)		(80)	733	653

Balance, March 31, 2017 (367,712)	¥115,703	¥165,230	¥1,638,116	¥447,479	¥(32,309)	¥2,334,219	¥84,690	¥2,418,909

Consolidated Statements of Cash Flows

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2017

	2015	2016	2017
	(Yen in millions)
Cash flows from operating activities:
Net income	¥125,303	¥114,191	¥109,407
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	72,994	76,647	77,445
Provision for doubtful accounts and loss on bad debts	197	761	566
Write-down of inventories	17,361	12,238	9,215
Deferred income taxes (Note 15)	(49,745)	(17,795)	(8,389)
Gains on sales of securities, net (Note 3)	(581)	(20,600)	(193)
Gains on sales of property, plant and equipment, net	(339)	(12,039)	(1,142)
Losses on impairment of goodwill (Notes 4 and 9)	18,456	14,143	—
Foreign currency adjustments	(2,687)	2,955	4,160
Change in assets and liabilities:
(Increase) decrease in receivables	(16,804)	15,611	(30,035)
(Increase) decrease in inventories	(19,938)	6,310	(16,349)
Decrease in other current assets	2,955	87	9,023
Increase (decrease) in notes and accounts payable	(13,085)	2,400	3,524
Increase (decrease) in accrued income taxes	(6,392)	5,807	(7,370)
Increase (decrease) in other current liabilities	9,002	(3,478)	17,560
Decrease in other non-current liabilities	(6,348)	(4,722)	(5,045)
Other, net	418	1,524	1,854

Net cash provided by operating activities	130,767	194,040	164,231

Cash flows from investing activities:
Payments for purchases of available-for-sale securities	(24,505)	(42)	(2)
Payments for purchases of held-to-maturity securities	(197,391)	(121,924)	(146,832)
Payments for purchases of other securities	(1,062)	(5,546)	(2,646)
Proceeds from sales of available-for-sale securities	25,131	39,057	237
Proceeds from maturities of held-to-maturity securities	182,531	94,608	132,501
Acquisitions of businesses, net of cash acquired (Notes 2 and 19)	(1,843)	(22,676)	(19,673)
Payments for purchases of property, plant and equipment	(57,055)	(66,102)	(66,901)
Payments for purchases of intangible assets	(6,214)	(10,703)	(5,810)
Proceeds from sales of property, plant and equipment	4,247	16,989	3,416
Acquisition of time deposits and certificate of deposits	(246,667)	(313,911)	(454,998)
Withdrawal of time deposits and certificate of deposits	229,982	281,614	449,747
Other, net	(762)	1,827	(1,128)

Net cash used in investing activities	(93,608)	(106,809)	(112,089)

Cash flows from financing activities:
Decrease in short-term borrowings, net	(554)	(2,881)	(4,729)
Proceeds from issuance of long-term debt	10,642	10,996	9,778
Payments of long-term debt	(13,347)	(12,830)	(11,177)
Dividends paid	(32,705)	(43,874)	(39,982)
Purchases of noncontrolling interests	(4,004)	(1,780)	(1,942)
Other, net	(24)	(239)	80

Net cash used in financing activities	(39,992)	(50,608)	(47,972)

Effect of exchange rate changes on cash and cash equivalents	19,022	(13,966)	(1,995)

Net increase in cash and cash equivalents	16,189	22,657	2,175
Cash and cash equivalents at beginning of year	335,174	351,363	374,020

Cash and cash equivalents at end of year	¥351,363	¥374,020	¥376,195

The accompanying notes are an integral part of these statements.

Notes to the Consolidated Financial Statements

Kyocera Corporation and Consolidated Subsidiaries

1. ACCOUNTING POLICIES

Financial Statements Presentation:

The accompanying consolidated financial statements of Kyocera Corporation and its subsidiaries have been prepared in conformity with generally accepted accounting principles in the United States of America.

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

Revenue Recognition:

Kyocera generates revenue principally through the sale of industrial components and telecommunications and information equipment. Kyocera’s operations consist of the following six reporting segments: 1) Fine Ceramic Parts Group, 2) Semiconductor Parts Group, 3) Applied Ceramic Products Group, 4) Electronic Device Group, 5) Telecommunications Equipment Group, 6) Information Equipment Group, and Others.

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

(a) Distributor Stock Rotation Program

Stock rotation is a program whereby distributors are allowed to return for credit qualified inventory, semi-annually, equal to a certain percentage of the previous six months net sales. In accordance with ASC 605-15, “Products,” an estimated sales allowance for stock rotation is recorded at the time of sale based on a percentage of distributor sales using historical trends, current pricing and volume information, other market specific information and input from sales, marketing and other key management personnel. These procedures require the exercise of significant judgments. Kyocera believes that these procedures enable Kyocera to make reliable estimates of future returns under the stock rotation program. Kyocera’s actual results have historically approximated its estimates. When the products are returned and verified, the distributor is given credit against their accounts receivables.

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

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The principal estimated useful lives for intangible assets are as follows:

Customer relationships	3 to 20 years
Software	2 to 15 years
Trademarks	2 to 21 years
Patent rights	2 to 10 years
Non-patent technology	5 to 20 years

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

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

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

Recently Adopted Accounting Standards:

On April 1, 2016, Kyocera adopted Accounting Standards Update (ASU) No. 2015-02, “Amendments to the Consolidation Analysis.” This accounting standard changes the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. All legal entities are subject to reevaluation under the revised consolidation model. This accounting standard affects reporting entities that are required to evaluate whether they should consolidate certain legal entities. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On April 1, 2016, Kyocera adopted ASU No. No. 2015-16, “Business Combinations—Simplifying the Accounting for Measurement-Period Adjustments.” This accounting standard eliminates the requirement to retrospectively account for adjustments made to provisional amounts recognized in a business combination. This accounting standard requires the acquirer to record, in the financial statements of the reporting period in which the adjustment amounts are determined, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

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

Furthermore, in August 2015, the FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers—Deferral of the Effective Date.” This accounting standard defers the effective date of ASU No. 2014-09 for all entities by one year. As a result, ASU No. 2014-09 will be effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Kyocera is currently in the assessment phase of implementing these standards. Kyocera has reviewed, and is continuing to review, Kyocera’s contracts with customers to identify performance obligations and the associated transaction price and timing of revenue recognition in accordance with ASU 2014-09. As Kyocera continues the analysis of the impact on Kyocera’s consolidated financial statements and related disclosures, Kyocera will evaluate and determine the appropriate adoption methodology. Kyocera has not yet quantified and, accordingly, is evaluating the impact that these accounting standards will have on Kyocera’s consolidated results of operations, financial position and cash flows.

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

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses.” This accounting standard replaces a methodology for recognizing credit losses that delays recognition until it is probable a loss has been incurred in current GAAP with a methodology that reflects expected credit losses and requires

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This accounting standard will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The adoption of this accounting standard is not expected to have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows—Classification of Certain Cash Receipts and Cash Payments.” This accounting standard provides guidance on the eight specific cash flow classification issues with the objective of reducing the existing diversity in practice. This accounting standard will be effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The adoption of this accounting standard is not expected to have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In October 2016, the FASB issued ASU No. 2016-16, “Income Taxes—Intra-Entity Transfers of Assets Other Than Inventory.” This accounting standard requires that an entity should recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. This accounting standard will be effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. The adoption of this accounting standard is not expected to have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows—Restricted Cash.” This accounting standard requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This accounting standard will be effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The adoption of this accounting standard is not expected to have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In January 2017, the FASB issued ASU No. 2017-04, “Intangibles—Goodwill and Other—Simplifying the Test for Goodwill Impairment.” This accounting standard eliminated Step 2 which measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount. Instead, this accounting standard requires that an entity should perform goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. This accounting standard will be effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Kyocera is currently evaluating the impact that this accounting standard will have on Kyocera’s consolidated results of operations, financial position.

In March 2017, the FASB issued ASU No. 2017-07, “Compensation—Retirement Benefits—Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost.” This accounting standard requires that an entity disaggregates the service cost component from the other components of net benefit cost and reports the service cost component in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit cost are required to be presented in the income statement separately from the service cost component, such as in other income (expenses). This accounting standard also allows only the service cost component to be eligible for capitalization (for example, as a cost of internally manufactured inventory). This accounting standard will be effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Kyocera is currently evaluating the impact that this accounting standard will have on Kyocera’s consolidated results of operations, financial position.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Reclassifications:

Certain reclassifications and changes have been made to the corresponding footnotes to conform to the current presentation.

2. BUSINESS COMBINATION

Business combinations in the year ended March 31, 2017

On May 2, 2016, Kyocera acquired 100% of the common stock of SGS Tool Company which is the U.S. based solid tool manufacturing and sales company for ¥9,046 million by cash in order to strengthen Kyocera’s cutting tool business in North America, and made it consolidated subsidiary and changed its name as Kyocera SGS Precision Tools, Inc.

Kyocera has used the acquisition method of accounting to record assets acquired and liabilities assumed in accordance with ASC 805, “Business Combinations.” The allocation of fair value to the acquired assets and assumed liabilities was completed during the year ended March 31, 2017. As a result, the allocation of fair value to them based on estimated fair value in this business combination as of the acquisition date and goodwill were recognized as described below.

Acquisition-related costs of ¥282 million were included in selling, general and administrative expenses in the consolidated statement of income for the year ended March 31, 2017. The result of operation of the acquired business was included into Kyocera’s consolidated financial statements since the acquisition date. For segment reporting, it is reported in the Applied Ceramic Products Group.

May 2, 2016
(Yen in millions)
Cash and cash equivalents	¥501
Trade receivables	940
Inventories	1,330
Others	145

Total current assets	2,916

Property, plant and equipment	3,514
Intangible assets	1,432
Others	1

Total non-current assets	4,947

Total assets	7,863

Trade notes and accounts payable	172
Others	779

Total current liabilities	951

Non-current liabilities	1,111

Total liabilities	2,062

Total identified assets and liabilities	5,801

Purchase price (Cash)	9,046

Goodwill *	¥3,245

*	The total amount of goodwill is not expected to be deductible for tax purposes.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Intangible assets that Kyocera recorded due to this acquisition are summarized as follows:

May 2, 2016
(Yen in millions)
Intangible assets subject to amortization:
Customer relationships	¥1,160
Trademarks	213
Others	59

Total	¥1,432

The weighted average amortization periods for customer relationships and trademarks are 15 years and two years, respectively.

The pro forma results are not presented as the revenue and earnings were not material.

On December 6, 2016, Kyocera Document Solutions Inc. acquired the common stock of Annodata Limited and Annodata Communication Systems Limited, and made them consolidated subsidiaries to advance into comprehensive service business which integrates document solutions and information technology services. Kyocera Document Solutions Inc. paid ¥6,062 million of cash to their stockholder and ¥3,561 million to an escrow account on the promise that it acquired 90% of the common stock of them on December 6, 2016 and would acquire the remaining 10% in the future.

The acquisition price of their common stock was ¥10,743 million, which consisted of ¥9,623 million of the above payments in total and ¥1,120 million of the fair value of the future performance-linked payment (contingent consideration) as of acquisition date. The maximum amount of the contingent consideration was ¥1,471 million.

Kyocera has used the acquisition method of accounting to record assets acquired and liabilities assumed in accordance with ASC 805, “Business Combinations.” The allocation of fair value to the acquired assets and assumed liabilities was completed during the year ended March 31, 2017. As a result, the allocation of fair value to them based on estimated fair value in this business combination as of the acquisition date and goodwill were recognized as described below.

Acquisition-related costs of ¥55 million were included in selling, general and administrative expenses in the consolidated statement of income for the year ended March 31, 2017.

Kyocera’s ratio of voting rights has been 100% since December 6, 2016 and the result of operation of the acquired business was included into Kyocera’s consolidated financial statements since the date. For segment reporting, it is reported in the Information Equipment Group.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

December 6, 2016
(Yen in millions)
Cash and cash equivalents	¥829
Trade receivables	2,147
Inventories	1,219
Others	556

Total current assets	4,751

Property, plant and equipment	51
Intangible assets	4,944

Total non-current assets	4,995

Total assets	9,746

Short-term borrowings	39
Trade notes and accounts payable	1,869
Accrued expense	775
Others	1,301

Total current liabilities	3,984

Non-current liabilities	1,042

Total liabilities	5,026

Total identified assets and liabilities	4,720

Purchase price	10,743

Goodwill *	¥6,023

*	The total amount of goodwill is not expected to be deductible for tax purposes.

Intangible assets that Kyocera recorded due to this acquisition are summarized as follows:

December 6, 2016
(Yen in millions)
Intangible assets subject to amortization:
Customer relationships	¥3,529
Trademarks	1,163
Others	252

Total	¥4,944

The weighted average amortization periods for customer relationships, trademarks and others are 20 years, 10 years and three years, respectively.

The pro forma results are not presented as the revenue and earnings were not material.

Kyocera performed several business combinations other than the above in the year ended March 31, 2017. These business combinations did not have material impacts on Kyocera’s consolidated results of operations, financial condition and cash flows.

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

Kyocera has used the acquisition method of accounting to record assets acquired and liabilities assumed in accordance with ASC805, “Business Combinations.” The allocation of fair value to the acquired assets and assumed liabilities was completed during the year ended March 31, 2016. Acquisition-related costs of ¥232 million were included in selling, general and administrative expenses in the consolidated statement of income for the year ended March 31, 2016. The result of operation of the acquired business was included into Kyocera’s consolidated financial statements since the acquisition date. For segment reporting, it is reported in the Electronic Device Group.

Kyocera conducted an absorption-type merger in which NIEC was the merged company with that for every 1 ordinary share of NIEC, 0.032 ordinary shares of Kyocera were allocated and delivered to the NIEC’s shareholders on August 1, 2016.

September 4, 2015
(Yen in millions)
Cash and cash equivalents	¥1,976
Trade receivables	5,630
Inventories	5,761
Others	183

Total current assets	13,550

Property, plant and equipment	4,527
Intangible assets	1,760
Others	396

Total non-current assets	6,683

Total assets	20,233

Short-term borrowings	3,722
Current portion of long-term debt	480
Trade notes and accounts payable	3,147
Others	951

Total current liabilities	8,300

Non-current liabilities	5,265

Total liabilities	13,565

Total identified assets and liabilities	6,668

The fair value of business as of September 4, 2015 *[1]	17,274

Goodwill *[2]	¥10,606

*1	The fair value of business as of September 4, 2015 was calculated by multiplying 197 yen which was the price of tender offer for per common share by NIEC’s total number of common shares issued after deducting of the treasury shares.
*2	The total amount of goodwill is not expected to be deductible for tax purposes.

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

Kyocera has used the acquisition method of accounting to record assets acquired and liabilities assumed in accordance with ASC805, “Business Combinations.” The allocation of fair value to the acquired assets and assumed liabilities was completed during the year ended March 31, 2016. Acquisition-related costs of ¥68 million were included in selling, general and administrative expenses in the consolidated statement of income for the year ended March 31, 2016. The result of operation of the acquired business was included into Kyocera’s consolidated financial statements since the acquisition date. For segment reporting, it is reported in the Information Equipment Group.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

October 19, 2015
(Yen in millions)
Cash and cash equivalents	¥204
Trade receivables	1,079
Inventories	762
Others	569

Total current assets	2,614

Property, plant and equipment	222
Intangible assets	2,617
Others	424

Total non-current assets	3,263

Total assets	5,877

Current portion of long-term debt	364
Trade notes and accounts payable	391
Others	284

Total current liabilities	1,039

Deferred income taxes	539
Others	702

Total non-current liabilities	1,241

Total liabilities	2,280

Total identified assets and liabilities	3,597

Purchase price (Cash)	5,733

Goodwill *	¥2,136

*	The total amount of goodwill is not expected to be deductible for tax purposes.

Intangible assets that Kyocera recorded due to this acquisition are summarized as follows:

October 19, 2015
(Yen in millions)
Intangible assets subject to amortization:
Customer relationships	¥1,411
Trademarks	748
Others	458

Total	¥2,617

The weighted average amortization periods for customer relationships, trademarks and others are 20 years, 10 years and six years, respectively.

The pro forma results are not presented as the revenue and earnings were not material.

On November 3, 2015, Kyocera Document Solutions Inc. acquired 100% of the common stock of Ceyoniq Technology GmbH and related three companies to expand into solution business, making it possible to effectively control and use data handled with a company and increase productivity. The acquisition price was

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

¥3,727 million, which consisted of ¥3,508 million of cash payment and ¥219 million of the fair value of the future performance-linked payment (contingent consideration) as of acquisition date. The maximum amount of the contingent consideration was ¥332 million.

Kyocera has used the acquisition method of accounting to record assets acquired and liabilities assumed in accordance with ASC805, “Business Combinations.” The allocation of fair value to the acquired assets and assumed liabilities was completed during the year ended March 31, 2016. Acquisition-related costs of ¥129 million were included in selling, general and administrative expenses in the consolidated statement of income for the year ended March 31, 2016. The result of operation of the acquired business was included into Kyocera’s consolidated financial statements since the acquisition date. For segment reporting, it is reported in the Information Equipment Group.

November 3, 2015
(Yen in millions)
Cash and cash equivalents	¥60
Trade receivables	190
Others	129

Total current assets	379

Property, plant and equipment	50
Intangible assets	1,113
Others	53

Total non-current assets	1,216

Total assets	1,595

Short-term borrowings	165
Trade notes and accounts payable	42
Unearned income	133
Others	187

Total current liabilities	527

Deferred income taxes	361
Others	32

Total non-current liabilities	393

Total liabilities	920

Total identified assets and liabilities	675

Purchase price	3,727

Goodwill *	¥3,052

*	The total amount of goodwill is not expected to be deductible for tax purposes.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Intangible assets that Kyocera recorded due to this acquisition are summarized as follows:

November 3, 2015
(Yen in millions)
Intangible assets subject to amortization:
Technologies	¥478
Customer relationships	480
Trademarks	155

Total	¥1,113

The weighted average amortization periods for technologies, customer relationships and trademarks are seven years, 17 years and five years, respectively.

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

Other-than-temporary loss on debt and equity securities for the years ended March 31, 2015, 2016 and 2017 are as follows:

	Years ended March 31,
	2015	2016	2017
	(Yen in millions)
Other-than-temporary loss on debt and equity securities	¥2	¥—	¥31

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

(1)	Debt and equity securities with readily determinable fair values

Investments in debt and equity securities at March 31, 2016 and 2017, included in short-term investments in debt securities and in long-term investments in debt and equity securities are summarized as follows:

	March 31,
	2016				2017
	Cost*[1]	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Cost*[1]	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
	(Yen in millions)
Available-for-sale securities:
Marketable equity securities*[2]	¥267,598	¥1,073,390	¥805,895	¥103	¥267,526	¥1,048,127	¥780,644	¥43

Total equity securities	267,598	1,073,390	805,895	103	267,526	1,048,127	780,644	43

Total available-for-sale securities	267,598	1,073,390	805,895	103	267,526	1,048,127	780,644	43

Held-to-maturity securities:
Corporate bonds	159,575	159,201	155	529	167,329	167,135	172	366
Government bonds and public bonds	4	4	—	—	3	3	—	—

Total held-to-maturity securities	159,579	159,205	155	529	167,332	167,138	172	366

Total	¥427,177	¥1,232,595	¥806,050	¥632	¥434,858	¥1,215,265	¥780,816	¥409

*1	Cost represents amortized cost for held-to-maturity securities and acquisition cost for available-for-sale securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.
*2	Marketable equity securities mainly consist of the shares of KDDI Corporation, which is a telecommunications carrier in Japan. At March 31, 2017, Kyocera Corporation’s equity interest in KDDI Corporation was 12.78%. Cost, aggregate fair value and gross unrealized gain of the shares of KDDI Corporation held by Kyocera are as follows:

	March 31,
	2016				2017
	Cost	Aggregate Fair Value	Gross Unrealized Gain	Gross Unrealized Loss	Cost	Aggregate Fair Value	Gross Unrealized Gain	Gross Unrealized Loss
	(Yen in millions)
Shares of KDDI Corporation	¥242,868	¥1,007,299	¥764,431	¥—	¥242,868	¥979,151	¥736,283	¥—

Kyocera received dividends from KDDI Corporation, and included them in interest and dividend income in the consolidated statements of income, are summarized as follows:

	Years ended March 31,
	2015	2016	2017
	(Yen in millions)
Dividends from KDDI Corporation	¥17,180	¥22,334	¥25,132

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Short-term investments in debt securities and long-term investments in debt and equity securities at March 31, 2016 and 2017 are as follows:

	March, 31
	2016			2017
	Available- for-Sale	Held-to- Maturity	Total	Available- for-Sale	Held-to- Maturity	Total
	(Yen in millions)
Short-term investment in debt securities	¥—	¥101,566	¥101,566	¥—	¥84,703	¥84,703
Long-term investment in debt and equity securities	1,073,390	58,013	1,131,403	1,048,127	82,629	1,130,756

Total	¥1,073,390	¥159,579	¥1,232,969	¥1,048,127	¥167,332	¥1,215,459

At March 31, 2017, the contractual maturities of available-for-sale and held-to-maturity securities are summarized as follows:

	March 31, 2017
	Available-for-Sale		Held-to-Maturity
	Cost	Aggregate Fair Value	Cost	Aggregate Fair Value
	(Yen in millions)
Due within 1 year	¥—	¥—	¥84,703	¥84,713
Due after 1 year to 5 years	—	—	80,519	80,315
Due after 5 years	—	—	2,110	2,110
Equity securities	267,526	1,048,127	—	—

Total	¥267,526	¥1,048,127	¥167,332	¥167,138

Proceeds from sales of available-for-sale securities and the related gross realized gains and losses for the years ended March 31, 2015, 2016 and 2017 are as follows:

	Years ended March 31,
	2015	2016	2017
	(Yen in millions)
Proceeds from sales of available-for-sale securities	¥22,766	¥39,118	¥229
Gross realized gains	494	20,352	190
Gross realized losses	—	1	—

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

Kyocera holds time deposits which are due over three months to original maturity, non-marketable equity securities, long-term loans and investments in affiliates and an unconsolidated subsidiary. Carrying amounts of these investments at March 31, 2016 and 2017, included in other short-term investments and in other long-term investments, are summarized as follows:

	March 31,
	2016	2017
	(Yen in millions)
Time deposits (due over 3 months)	¥213,967	¥213,143
Non-marketable equity securities	13,718	15,865
Long-term loans	53	43
Investments in affiliates and an unconsolidated subsidiary	6,005	5,863

Total	¥233,743	¥234,914

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

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

(1) Assets and liabilities measured at fair value on a recurring basis

The fair value of the financial assets that were measured and recorded at fair value on a recurring basis are as follows:

	March 31,
	2016				2017
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Yen in millions)
Current Assets:
Foreign currency forward contracts	¥—	¥5,605	¥—	¥5,605	¥—	¥2,470	¥—	¥2,470

Total derivatives	—	5,605	—	5,605	—	2,470	—	2,470

Total current assets	—	5,605	—	5,605	—	2,470	—	2,470

Non-Current Assets:
Marketable equity securities	1,073,390	—	—	1,073,390	1,048,127	—	—	1,048,127

Total equity securities	1,073,390	—	—	1,073,390	1,048,127	—	—	1,048,127

Total non-current assets	1,073,390	—	—	1,073,390	1,048,127	—	—	1,048,127

Total assets	¥1,073,390	¥5,605	¥—	¥1,078,995	¥1,048,127	¥2,470	¥—	¥1,050,597

Current Liabilities:
Foreign currency forward contracts	¥—	¥950	¥—	¥950	¥—	¥4,770	¥—	¥4,770

Total derivatives	—	950	—	950	—	4,770	—	4,770

Total current liabilities	¥—	¥950	¥—	¥950	¥—	¥4,770	¥—	¥4,770

The fair value of Level 1 investments is quoted price in an active market with sufficient volume and frequency of transactions.

The fair value of Level 2 investments is other than quoted price included within Level 1 that is observable for the asset or liability, either directly or indirectly through corroboration with observable market data. Kyocera did not recognize any transfers between Levels 1 and 2 for the years ended March 31, 2015, 2016 and 2017.

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

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

(2)	Assets and liabilities measured at fair value on a non-recurring basis

The following table presents the non-financial assets that were measured and recorded at fair value on a non-recurring basis for the year ended March 31, 2015, 2016 and 2017. The financial assets that were measured at fair value on a non-recurring basis were not material. The following non-financial assets are classified in all level 3, there is no non-financial asset classified as Level 1 and Level 2.

	Balance at March 31, 2015	Losses for the year ended March 31, 2015	Balance at March 31, 2016	Losses for the year ended March 31, 2016	Balance at March 31, 2017	Losses for the year ended March 31, 2017
	(Yen in millions)
Property, plant and equipment	¥3,274	¥(2,397)	¥2,432	¥(1,763)	¥25,513	¥(242)
Intangible assets	3,378	(882)	405	(2,679)	674	(1,944)
Goodwill	—	(18,456)	—	(14,143)	—	—

Losses for the year ended March 31, 2015, 2016 and 2017 were impairment losses on each asset. Impairment losses on property, plant and equipment and intangible assets were included in selling, general and administrative expenses in the consolidated statements of income.

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

In fiscal 2016, Kyocera recognized impairment losses of ¥1,148 million on property, plant and equipment, and ¥2,666 million on intangible assets subject to amortization due to the deterioration of profitability in the liquid crystal displays business included in the Electronic Devices Group, and such losses were included in selling, general and administrative expenses in the consolidated statements of income.

In fiscal 2017, Kyocera recognized impairment loss of ¥1,928 million on intangible assets subject to amortization due to the deterioration of profitability in the organic materials business included in the Semiconductor Parts Group, and such loss was included in selling, general and administrative expenses in the consolidated statements of income.

With respect to the amounts and the calculation method of impairment loss on goodwill for the year ended March 31, 2015 and 2016, please refer to the Note 9 to the Consolidated Financial Statement.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

(3)	Fair value of financial instruments

The fair values of financial instruments and the methods and assumptions used to estimate the fair value are as follows:

	March 31,
	2016		2017
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Yen in millions)
Assets (a):
Short-term investments in debt securities	¥101,566	¥101,644	¥84,703	¥84,713
Long-term investments in debt and equity securities	1,131,403	1,130,951	1,130,756	1,130,552
Other long-term investments (excluding investments in affiliates and an unconsolidated subsidiary)	14,125	14,125	16,383	16,383

Total	¥1,247,094	¥1,246,720	¥1,231,842	¥1,231,648

Liabilities (b):
Long-term debt (including due within one year)	¥27,631	¥27,631	¥24,644	¥24,644

Total	¥27,631	¥27,631	¥24,644	¥24,644

(a)	For investments with active markets, fair value is based on quoted market prices. For non-marketable equity securities, it is not practicable to estimate the fair value because of the lack of the market price and difficulty in estimating fair value without incurring excessive cost. In addition, Kyocera did not identify any events or changes in circumstances that may have had a significant adverse effect on these investments. The aggregated carrying amounts of these investments included in the above table at March 31, 2016 and 2017 were ¥13,514 million and ¥15,852 million, respectively. Fair value of held-to-maturity investments in debt securities is mainly classified as Level 2.
(b)	Fair value is estimated by discounting cash flows, using current interest rates for instruments with similar terms and remaining maturities, and classified as Level 2.

Carrying amounts of cash and cash equivalents, other short-term investments, trade notes receivable, trade accounts receivable, short-term borrowings, trade notes and accounts payable, and other notes and accounts payable approximate fair values because of the short maturity of these instruments.

5. INVENTORIES

Inventories at March 31, 2016 and 2017 are as follows:

	March 31,
	2016	2017
	(Yen in millions)
Finished goods	¥159,801	¥142,615
Work in process	63,113	66,956
Raw materials and supplies	104,961	121,584

Total	¥327,875	¥331,155

Kyocera regularly reviews the cost of inventory on hand and records a lower of cost and net realizable value write-down if any inventories have a cost in excess of net realizable value. Kyocera recorded write-downs of

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

¥17,361 million, ¥12,238 million and ¥9,215 million for the years ended March 31, 2015, 2016 and 2017, respectively, to adjust the carrying amount of inventory to net realizable value.

6. VALUATION ALLOWANCES

Changes in valuation allowances for the years ended March 31, 2015, 2016, and 2017 are as follows:

	Balance at Beginning of Year	Charged to Costs or Expenses	Charged (Credited) to Other Accounts*	Charge-offs	Balance at End of Year
	(Yen in millions)
For the year ended March 31, 2015:
Allowance for doubtful accounts	¥4,623	¥605	¥(147)	¥(718)	¥4,363
Allowance for sales returns	2,956	6,099	411	(6,115)	3,351

Total	¥7,579	¥6,704	¥264	¥(6,833)	¥7,714

For the year ended March 31, 2016:
Allowance for doubtful accounts	¥4,363	¥1,015	¥(574)	¥(587)	¥4,217
Allowance for sales returns	3,351	6,686	(139)	(6,608)	3,290

Total	¥7,714	¥7,701	¥(713)	¥(7,195)	¥7,507

For the year ended March 31, 2017:
Allowance for doubtful accounts	¥4,217	¥936	¥(449)	¥(585)	¥4,119
Allowance for sales returns	3,290	4,842	(7)	(4,740)	3,385

Total	¥7,507	¥5,778	¥(456)	¥(5,325)	¥7,504

*	Charged (credited) to other accounts mainly consists of foreign currency translation adjustments.

The location of valuation allowances in the consolidated balance sheets at March 31, 2016 and 2017 are as follows:

	March 31, 2016	March 31, 2017
	(Yen in millions)
The location of valuation allowances that are not deducted from the related receivables in the consolidated balance sheets:
Less allowances for doubtful accounts and sales returns	¥5,278	¥5,593

The location of valuation allowances that are deducted from the related receivables in the consolidated balance sheets:
Other current assets	130	103
Other long-term investments	34	13
Other assets	2,065	1,795

Subtotal	2,229	1,911

Total	¥7,507	¥7,504

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

7. INVESTMENTS IN AFFILIATES

Related party transactions with the affiliates, accounted for by the equity method are as follows:

	March 31,
	2016	2017
	(Yen in millions)
Kyocera’s investments in affiliates	¥5,684	¥5,708
Kyocera’s trade receivables from affiliates	79	89

	Years ended March 31,
	2015	2016	2017
	(Yen in millions)
Kyocera’s equity in earnings of affiliates	¥296	¥(746)	¥(1,210)
Kyocera’s sales to affiliates	273	252	716

Kyocera Corporation’s investment in Kagoshima Mega Solar Power Corporation, which was ¥1,893 million at March 31, 2017 accounted for by the equity method, is pledged as collateral for loans of ¥18,198 million from financial institutions of Kagoshima Mega Solar Power Corporation.

8. LEASE RECEIVABLES

Lease receivables represent capital leases which consist of sales-type leases. Most of the lease receivables are recognized at TA Triumph-Adler GmbH, a subsidiary of Kyocera Document Solutions Inc. These receivables typically have terms ranging from one year to six years. The lease receivables, which are included in other current assets and other assets in the accompanying consolidated balance sheets, are as follows:

	March 31,
	2016	2017
	(Yen in millions)
Total minimum lease payments receivable	¥35,891	¥33,868
Unguaranteed residual values	877	710
Unearned income	(3,712)	(2,658)
Executory costs	(14)	(16)

	33,042	31,904
Less, allowance for doubtful receivables	(107)	(103)

	32,935	31,801
Less, short-term lease receivables	(11,421)	(10,900)

Long-term lease receivables	¥21,514	¥20,901

A reconciliation of the beginning and ending amounts of allowance for doubtful accounts related to lease receivables are as follows:

	Years ended March 31,
	2015	2016	2017
	(Yen in millions)
Balance at beginning of year	¥283	¥203	¥107
Charged to costs or expenses, or charge-off	(57)	(98)	3
Foreign currency translation	(23)	2	(7)

Balance at end of year	¥203	¥107	¥103

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

TA Triumph-Adler GmbH estimates allowances for doubtful accounts related to lease receivables at the portfolio level.

The future minimum lease payments to be received under financing leases for future years are as follows:

Years ending March 31,	(Yen in millions)
2018	¥12,030
2019	9,074
2020	6,619
2021	4,383
2022	1,491
2023 and thereafter	271

Total	¥33,868

TA Triumph-Adler GmbH transferred the capital lease receivables to a third party in exchange for cash, however, the transfer was not qualified as a sale for financial reporting purpose because TA Triumph-Adler GmbH has a right to repurchase the receivables. Accordingly, Kyocera has accounted for the cash received as a secured borrowing and it has been included in long-term debt. As a result of the transaction, the capital lease receivables in the amount of ¥25,054 million and ¥23,616 million have been recorded on the balance sheets as of March 31, 2016 and 2017, respectively.

9. GOODWILL AND OTHER INTANGIBLE ASSETS

Intangible assets are summarized as follows:

	March 31,
	2016		2017
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(Yen in millions)
Intangible assets subject to amortization:
Customer relationships	¥34,670	¥16,624	¥36,591	¥17,242
Software	40,897	29,384	41,937	31,667
Trademark	7,433	1,673	8,640	2,299
Patent rights	15,940	9,767	15,755	11,194
Non-patent technology	5,425	1,541	4,679	2,005
Other	12,718	6,034	17,359	5,925

Total	¥117,083	¥65,023	¥124,961	¥70,332

	March 31,
	2016	2017
	Gross Carrying Amount	Gross Carrying Amount
	(Yen in millions)
Intangible assets not subject to amortization:
Trademark	¥7,045	¥6,605
Other	1	1

Total	¥7,046	¥6,606

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Intangible assets acquired during the year ended March 31, 2017 are as follows:

Year ended March 31, 2017
(Yen in millions)
Intangible assets subject to amortization:
Customer relationships	¥5,360
Software	4,322
Trademark	1,386
Patent rights	175
Non-patent technology	56
Other	5,653

Total	¥16,952

The weighted average amortization periods for customer relationships, software, trademark, patent rights and non-patent technology which were acquired during the year ended March 31, 2017 are 18 years, three years, nine years, seven years and five years, respectively.

Total amortization of intangible assets during the years ended March 31, 2015, 2016 and 2017 amounted to ¥10,422 million, ¥10,723 million and ¥11,320 million, respectively. The estimated aggregate amortization expenses for intangible assets for the next five years are as follows:

Years ending March 31,	(Yen in millions)
2018	¥9,563
2019	6,877
2020	4,826
2021	4,103
2022	3,518

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The changes in the amounts of goodwill by segment in the years ended March 31, 2016 and 2017 are as follows:

	Fine Ceramic Parts Group	Semiconductor Parts Group	Applied Ceramic Products Group	Electronic Device Group	Telecommunications Equipment Group	Information Equipment Group	Others	Total
	(Yen in millions)
Balance at March 31, 2015
Goodwill	¥100	¥6,973	¥22,240	¥53,126	¥18,456	¥17,618	¥10,971	¥129,484
Accumulated impairment losses	—	—	(5,415)	(729)	(18,456)	(22)	(2,695)	(27,317)

	100	6,973	16,825	52,397	—	17,596	8,276	102,167
Goodwill acquired during the year	—	—	218	10,606	—	6,851	—	17,675
Impairment of goodwill	—	—	—	(14,143)	—	—	—	(14,143)
Translation adjustments and reclassification to other accounts	—	(30)	(409)	(1,498)	—	(1,163)	—	(3,100)

Balance at March 31, 2016
Goodwill	100	6,943	22,049	62,234	18,456	23,306	10,971	144,059
Accumulated impairment losses	—	—	(5,415)	(14,872)	(18,456)	(22)	(2,695)	(41,460)

	100	6,943	16,634	47,362	—	23,284	8,276	102,599
Goodwill acquired during the year	—	—	3,245	—	—	6,023	900	10,168
Impairment of goodwill	—	—	—	—	—	—	—	—
Translation adjustments and reclassification to other accounts	—	(4)	(804)	(215)	—	(1,274)	—	(2,297)

Balance at March 31, 2017
Goodwill	100	6,939	24,490	62,019	18,456	28,055	11,871	151,930
Accumulated impairment losses	—	—	(5,415)	(14,872)	(18,456)	(22)	(2,695)	(41,460)

	¥100	¥6,939	¥19,075	¥47,147	¥—	¥28,033	¥9,176	¥110,470

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

10. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2016 and 2017 are comprised of the following:

	March 31,
	2016	2017
Average interest rates on loans from banks and others (%)	0.46	9.02

	March 31,
	2016	2017
	(Yen in millions)
Secured	¥3,378	¥—
Unsecured	1,741	191

Total	¥5,119	¥191

Long-term debt at March 31, 2016 and 2017 are comprised of the following:
	March 31,
	2016	2017
Range of interest rates on loans from banks and others (%)	0.14-7.10	0.65-6.45

	March 31,
	2016	2017
	(Yen in millions)
Secured	¥26,681	¥24,383
Unsecured	950	261

Subtotal	27,631	24,644
Less, portion due within one year	(9,516)	(8,235)

Total	¥18,115	¥16,409

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Aggregate maturities of long-term debt at March 31, 2017 are as follows:

Years ending March 31,	(Yen in millions)
2019	¥6,762
2020	4,943
2021	3,046
2022	1,384
2023 and thereafter	274

Total	¥16,409

Kyocera’s assets pledged as collateral of property, plant and equipment, net of accumulated depreciation and long-term investments in debt and equity securities for loans from banks at March 31, 2016 and 2017 are as follows:

	March 31,
	2016	2017
	(Yen in millions)
Property, plant and equipment, net of accumulated depreciation	¥2,922	¥1,418
Long-term investments in debt and equity securities	118	—

Total	¥3,040	¥1,418

As described in Note 8 to the Consolidated Financial Statement, since transferring of the capital lease receivables did not qualify as a sale for financial reporting purpose, Kyocera has accounted for the cash received as a secured borrowing. As a result of the transaction, capital lease receivables in the amount of ¥25,054 million and ¥23,616 million as of March 31, 2016 and 2017 have been recorded on the balance sheets, respectively.

11. BENEFIT PLANS

Domestic:

Defined benefit plans

At March 31, 2017, Kyocera Corporation and its major domestic subsidiaries sponsor funded defined benefit pension plans or unfunded retirement and severance plans for their employees. They use a “point system” whereby benefits under the plan are calculated according to (i) accumulated “points” that are earned based on employees’ position, extent of contribution and length of service period during employment, and (ii) conditions at the time of retirement. In addition, employees were provided an option to select how benefit payments will be made. Employees may elect to receive up to 50% of the accumulated points balance as an annuity payment over the employees’ lifetime with the remainder of the accumulated points being distributed in installments over a fixed period of up to 20 years.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The funded status of the benefit plans at Kyocera Corporation and its major domestic subsidiaries as of March 31, 2016 and 2017 are as follows:

	March 31,
	2016	2017
	(Yen in millions)
Change in projected benefit obligations:
Projected benefit obligations at beginning of year	¥198,368	¥222,106
Service cost	12,278	13,670
Interest cost	1,406	185
Actuarial (gain) loss	16,352	(6,130)
Benefits paid	(7,981)	(9,955)
Acquisitions of Business	1,683	—
Plan Amendment	—	147

Projected benefit obligations at end of year	222,106	220,023
Change in plan assets:
Fair value of plan assets at beginning of year	197,398	202,368
Actual return on plan assets	(415)	8,098
Employer’s contribution	12,213	11,384
Benefits paid	(7,960)	(9,929)
Acquisitions of Business	1,132	—

Fair value of plan assets at end of year	202,368	211,921

Funded status	¥(19,738)	¥(8,102)

The acquisition of business in the year ended March 31, 2016 was a new consolidation of Nihon Inter Electronics Corporation as a consolidated subsidiary on September 4, 2015.

Amounts recognized in the consolidated balance sheets consist of:

	March 31,
	2016	2017
	(Yen in millions)
Other assets	¥—	¥444
Accrued pension and severance liabilities	(19,738)	(8,546)

Net amount recognized	¥(19,738)	¥(8,102)

Amounts recognized in accumulated other comprehensive income consist of:

	March 31,
	2016	2017
	(Yen in millions)
Prior service cost	¥17,612	¥13,100
Actuarial loss	(59,910)	(47,210)

Accumulated other comprehensive income	¥(42,298)	¥(34,110)

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	March 31,
	2016	2017
	(Yen in millions)
Accumulated benefit obligation at end of year	¥222,106	¥220,023
Pension plans with an accumulated benefit obligation in excess of plan assets at the end of year are as follows:
Projected benefit obligation	¥222,106	¥211,449
Accumulated benefit obligation	222,106	211,449
Fair value of plan assets	202,368	202,903

Net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries in the years ended March 31, 2015, 2016 and 2017, include the following components:

	Years ended March 31,
	2015	2016	2017
	(Yen in millions)
Service cost	¥11,807	¥12,278	¥13,670
Interest cost	1,803	1,406	185
Expected return on plan assets	(3,612)	(3,836)	(3,998)
Amortization of prior service cost	(4,361)	(4,394)	(4,365)
Recognized actuarial loss	1,621	1,691	2,470

Net periodic pension costs	¥7,258	¥7,145	¥7,962

Changes in other comprehensive income at Kyocera Corporation and its major domestic subsidiaries in the years ended March 31, 2015, 2016 and 2017 consist of the following components:

	Years ended March 31,
	2015	2016	2017
	(Yen in millions)
Prior service cost due to plan amendments	¥1,528	¥—	¥(147)
Net actuarial gain (loss) incurred during the year	171	(20,555)	10,230
Amortization of prior service cost	(4,361)	(4,394)	(4,365)
Recognized actuarial loss	1,621	1,691	2,470

Total	¥(1,041)	¥(23,258)	¥8,188

Prior service cost and actuarial loss expected to be amortized at Kyocera Corporation and its major domestic subsidiaries in the year ending March 31, 2018 are as follows:

Year ending March 31, 2018
(Yen in millions)
Amortization of prior service cost	¥(4,345)
Recognized actuarial loss	1,984

Assumptions used to determine projected benefit obligations at Kyocera Corporation and its major domestic subsidiaries at March 31, 2016 and 2017 are as follows:

	March 31,
	2016	2017
Discount rate (%)	0.00-0.19	0.00-0.50

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Assumptions used to determine net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries for the years ended March 31, 2015, 2016 and 2017 are as follows:

	Years ended March 31,
	2015	2016	2017
Discount rate (%)	0.50-1.00	0.50-0.75	0.00-0.19
Expected long-term rate of return on plan assets (%)	1.35-2.00	1.35-2.00	0.19-2.00

Rate of increase in compensation levels was not used in the calculation of projected benefit obligation and net periodic pension costs for the years ended March 31, 2015, 2016 and 2017 under the “point system.”

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

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Plan assets

Plan assets categories at Kyocera Corporation and its major domestic subsidiaries at March 31, 2016 and 2017 are as follows:

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

	March 31,
	2016				2017
	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)	Total	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)	Total
	(Yen in millions)
Life insurance company general account	¥—	¥94,076	¥—	¥94,076	¥—	¥96,469	¥—	¥96,469
Equity securities:
Pooled funds *[1]	—	44,821	—	44,821	—	28,124	—	28,124
Debt securities:
Corporate bonds	10,380	—	—	10,380	9,309	—	—	9,309
Pooled funds *[2]	—	8,576	—	8,576	—	14,802	—	14,802
Other types of investments:
Real Estate funds *[3]	—	—	21,101	21,101	—	—	24,993	24,993
Large-scale solar power generation business funds	—	—	9,727	9,727	—	—	10,542	10,542
Other	2	1,854	3,715	5,571	2	1,887	4,010	5,899
Cash and cash equivalents	8,116	—	—	8,116	21,783	—	—	21,783

Total	¥18,498	¥149,327	¥34,543	¥202,368	¥31,094	¥141,282	¥39,545	¥211,921

*1	This category includes pooled funds that mainly invest in domestic and international equity securities that are listed on securities exchanges.
*2	This category includes pooled funds that mainly invest in domestic government bonds and municipal bonds.
*3	This category includes private open-ended real estate funds.

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

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

approximately 50% investment in life insurance company general accounts, approximately 30% main investment in equity securities that are listed on securities exchanges and in debt securities such as governments bonds, approximately 15% investment in long-term operation assets such as real estate funds, and approximately 5% holding in cash and cash equivalents.

The following table presents additional information about Level 3 assets measured at fair value on recurring basis for the years ended March 31, 2016 and 2017. Plan assets of Level 3 are invested in real estate funds, multi-strategy hedge funds and large-scale solar power generation business funds, which are valued at their net asset values that are provided by the fund manager or general partner of the funds. The net asset values are based on the fair value of the underlying assets owned by the funds, minus its liabilities then divided by the number of units outstanding.

	Years ended March 31,
	2016	2017
	(Yen in millions)
Balance at beginning of year	¥25,162	¥34,543
Actual return on plan assets:
Relating to assets still held at end of year	2,050	2,383
Relating to assets sold during the year	—	—
Purchases, sales and settlements	5,919	2,619
Transfers into level 3	1,412	—

Balance at end of year	¥34,543	¥39,545

Kyocera Corporation and its major domestic subsidiaries forecast to contribute ¥10,531 million to the defined benefit pension plans in the year ending March 31, 2018.

Estimated future benefit payments at Kyocera Corporation and its major domestic subsidiaries are as follows:

Years ending March 31,	(Yen in millions)
2018	¥9,552
2019	11,021
2020	10,536
2021	11,104
2022	12,312
2023 to 2027	65,279

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

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

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

The following table sets forth the funded status of the plans at KII, AVX and TA as of March 31, 2016 and 2017:

	March 31,
	2016	2017
	(Yen in millions)
Change in benefit obligations:
Benefit obligations at beginning of year	¥61,990	¥55,715
Service cost	689	698
Interest cost	1,732	1,537
Plan participants’ contributions	3	1
Actuarial (gain) loss	(2,863)	2,774
Benefits paid	(2,854)	(2,548)
Plan Amendment	155	—
Foreign exchange adjustment	(3,180)	(3,465)
Other	43	(73)

Benefit obligations at end of year	¥55,715	¥54,639

	March 31,
	2016	2017
	(Yen in millions)
Change in plan assets:
Fair value of plan assets at beginning of year	¥36,049	¥32,912
Actual return on plan assets	(848)	4,185
Employer contribution	2,060	2,111
Plan participants’ contributions	3	1
Benefits paid	(1,636)	(1,472)
Foreign exchange adjustment	(2,662)	(2,370)
Other expenses	(54)	(33)

Fair value of plan assets at end of year	32,912	35,334

Funded status	¥(22,803)	¥(19,305)

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Amounts recognized in the consolidated balance sheets consist of:

	March 31,
	2016	2017
	(Yen in millions)
Other assets	¥1,354	¥333
Accrued pension and severance liabilities	(24,157)	(19,638)

Net amount recognized	¥(22,803)	¥(19,305)

Amounts recognized in accumulated other comprehensive income consist of:

	March 31,
	2016	2017
	(Yen in millions)
Prior service cost	¥(193)	¥(128)
Actuarial loss	(18,867)	(17,091)

Accumulated other comprehensive income	¥(19,060)	¥(17,219)

	March 31,
	2016	2017
	(Yen in millions)
Accumulated benefit obligation at end of year	¥53,473	¥52,586

Pension plans with an accumulated benefit obligation in excess of plan assets at the end of year:

	March 31,
	2016	2017
	(Yen in millions)
Projected benefit obligation	¥40,278	¥37,744
Accumulated benefit obligation	38,035	35,690
Fair value of plan assets	16,122	18,112

Net periodic pension costs at KII, AVX and TA in the years ended March 31, 2015, 2016 and 2017 include the following components:

	Years ended March 31,
	2015	2016	2017
	(Yen in millions)
Service cost	¥543	¥689	¥698
Interest cost	2,021	1,732	1,537
Expected return on plan assets	(2,036)	(2,036)	(1,726)
Amortization of prior service cost	11	12	19
Recognized actuarial loss	608	1,256	1,068

Net periodic pension costs	¥1,147	¥1,653	¥1,596

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Changes in other comprehensive income at KII, AVX and TA in the years ended March 31, 2015, 2016 and 2017 mainly consist of the following components:

	Years ended March 31,
	2015	2016	2017
	(Yen in millions)
Prior service cost due to plan amendments	¥—	¥(155)	¥—
Net actuarial loss incurred during the year	(8,467)	(21)	(315)
Amortization of prior service cost	11	12	19
Recognized actuarial loss	608	1,256	1,068

Total	¥(7,848)	¥1,092	¥772

Prior service cost and actuarial loss expected to be amortized at KII, AVX and TA in the year ending March 31, 2018 are as follows:

Year ending March 31, 2018
(Yen in millions)
Amortization of prior service cost	¥20
Recognized actuarial loss	1,002

Assumptions used to determine projected benefit obligations of the plans at KII, AVX and TA as of March 31, 2016 and 2017 are as follows:

	March 31,
	2016	2017
Discount rate (%)	1.70-4.21	1.60-4.18
Rate of increase in compensation levels (%)	2.50-3.50	2.50-3.50

Assumptions used to determine net periodic pension costs at KII, AVX and TA in the years ended March 31, 2015, 2016 and 2017 are as follows:

Years ended March 31,
	2015	2016	2017
Discount rate (%)	3.10-4.79	1.40-4.00	1.70-4.21
Rate of increase in compensation levels (%)	2.50-4.00	2.50-4.00	2.50-3.50
Expected long-term rate of return on plan assets (%)	5.50-8.00	4.10-7.75	4.00-7.50

KII and AVX determine their expected long-term rate of return on plan assets based on the consideration of the current expectations for future returns and the historical returns of other plan assets categories in which they invest.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Plan assets

KII’s and AVX’s plan assets categories at March 31, 2016 and 2017 are as follows:

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

	March 31,
	2016				2017
	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)	Total	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)	Total
	(Yen in millions)
Equity securities:
International	¥5,771	¥—	¥—	¥5,771	¥6,994	¥—	¥—	¥6,994
Pooled funds *[1]	2,583	—	—	2,583	3,326	—	—	3,326
Debt securities:
Government bonds	674	—	—	674	738	—	—	738
Government agency bonds	—	1,244	—	1,244	—	1,371	—	1,371
Corporate bonds	—	1,119	—	1,119	—	1,064	—	1,064
Pooled separate accounts *[2]	—	19,749	—	19,749	—	20,414	—	20,414
Other	—	1,686	—	1,686	—	1,314	—	1,314
Cash and cash equivalents	86	—	—	86	113	—	—	113

Total	¥9,114	¥23,798	¥—	¥32,912	¥11,171	¥24,163	¥—	¥35,334

*1	This category includes pooled funds that mainly invest in U.S. equity securities that are listed on securities exchanges.
*2	This category includes pooled separate accounts held by AVX that mainly invest in equity securities and debt securities.

KII’s long-term strategy is for target allocation of 70%-80% equity securities and 20%-30% debt securities for its defined benefit plans. AVX’s long-term strategy is for target allocation of 50% equity and 50% fixed income for its U.S. defined benefit plans and 45% equity and 55% fixed income for its European defined benefit plans.

KII and AVX forecast to contribute ¥1,306 million to the defined benefit pension plans in the year ending March 31, 2018.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Estimated future benefit payments of the plans at KII, AVX and TA are as follows:

Years ending March 31,	(Yen in millions)
2018	¥2,585
2019	2,619
2020	2,665
2021	2,720
2022	2,773
2023 to 2027	14,474

(2) Savings plans

KII and AVX maintain retirement savings plans which allow eligible U.S. employees to defer part of their annual compensation.

AVX also maintains non-qualified deferred compensation programs which permit key employees to annually elect to defer a portion of their compensation until retirement. Contributions to the plans are as follow:

	Years ended March 31,
	2015	2016	2017
	(Yen in millions)
Contributions to the plans	¥658	¥750	¥685

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

By using derivative financial instruments to hedge exposures to changes in exchange rates, Kyocera became exposed to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contracts. When the fair value of a derivative contract is positive, the counterparty owes Kyocera, which creates repayment risk for Kyocera. When the fair value of a derivative contract is negative, Kyocera owes the counterparty and, therefore, it does not possess repayment risk. Kyocera minimizes the credit (or repayment) risk in derivative financial instruments by (a) entering into transactions with creditworthy counterparties, (b) limiting the amount of exposure to each counterparty, and (c) monitoring the financial condition of its counterparties.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

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

The aggregate contractual amounts of derivative financial instruments at March 31, 2016 and 2017 are as follows:

	March 31,
	2016	2017
	(Yen in millions)
Derivatives designated as hedging instruments:
Foreign currency forward contracts	¥12,867	¥13,701

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	240,125	315,523

Total derivatives	¥252,992	¥329,224

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The fair value and location of derivative financial instruments in the consolidated balance sheets at March 31, 2016 and 2017 are as follows:

		March 31,
	Location	2016	2017
		(Yen in millions)
Derivative assets:
Derivatives designated as hedging instruments:
Foreign currency forward contracts	Other current assets	¥127	¥129

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Other current assets	5,478	2,341

Total derivative assets		¥5,605	¥2,470

Derivative liabilities:
Derivatives designated as hedging instruments:
Foreign currency forward contracts	Other current liabilities	¥98	¥77

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Other current liabilities	852	4,693

Total derivative liabilities		¥950	¥4,770

Changes in the fair value of derivative financial instruments not designated as hedging instruments for the year ended March 31, 2015, 2016 and 2017 are as follows:

		Years ended March 31,
Type of derivatives	Location	2015	2016	2017
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains, net	¥3,099	¥3,528	¥(6,978)

13. COMMITMENTS AND CONTINGENCIES

Assets pledged as collateral

Kyocera’s investment in Kagoshima Mega Solar Power Corporation, which was ¥1,893 million at March 31, 2017 accounted for by the equity method, was pledged as collateral for loans of ¥18,198 million from financial institutions of Kagoshima Mega Solar Power Corporation.

Contractual obligations for the acquisition or construction of property, plant and equipment and lease contracts

As of March 31, 2017, Kyocera had contractual obligations for the acquisition or construction of property, plant and equipment aggregating ¥13,599 million principally due within one year.

Kyocera is a lessee under long-term operating leases primarily for office space and equipment. Rental expenses for operating leases were ¥13,644 million, ¥14,290 million and ¥12,931 million for the years ended March 31, 2015, 2016 and 2017, respectively.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The future minimum lease commitments under non-cancelable operating leases as of March 31, 2017 are as follows:

Years ending March 31,	(Yen in millions)
2018	¥5,761
2019	3,736
2020	2,613
2021	1,481
2022	995
2023 and thereafter	853

¥15,439

Long-term purchase agreements for the supply of raw materials

Between 2005 and 2008, Kyocera entered into four long-term purchase agreements (the “LTAs”), principally governed by Michigan law, with Hemlock Semiconductor Operations LLC and its subsidiary Hemlock Semiconductor, LLC (collectively, “Hemlock”) for the supply of polysilicon material for use in its solar energy business. As of March 31, 2017, there was a remaining balance of ¥148,552 million of polysilicon material to be purchased under the LTAs by December 31, 2020, of which ¥41,398 million is prepaid.

After the LTAs were signed, the price of polysilicon material in the world market significantly declined, causing a significant divergence between the market price of polysilicon material and the fixed contract price in the LTAs. In light of these circumstances, Kyocera requested Hemlock to modify the contract terms including its price and quantity, and Kyocera sued Hemlock contending that the LTAs are illegal and unenforceable because of Hemlock’s alleged abuse of a superior position, which is prohibited under Japanese Antitrust Law. Taking into consideration these condition, Kyocera withheld to order the polysilicon material for the amount stated under the LTAs during the year ended December 31, 2016 (“the 2016 amount”), which is ¥29,660 million in total.

As a result, Hemlock issued an invoice for the amount equal to the difference between the 2016 amount and applicable advanced payment, which was due for payment by Kyocera on February 15, 2017. As Kyocera contends that it has the right to cure a default by purchasing the 2016 amount within a certain period from the issuance of the default notice, Kyocera has accounted for its rights and obligations under the LTAs, and has recorded ¥29,660 million as other current asset for the 2016 amount and ¥21,793 million as other account payable for the amount equal to the difference between the 2016 amount and applicable advanced payment in the consolidated balance sheet as of March 31, 2017.

Kyocera also placed an order for purchasing the 2016 amount on February 15, 2017, in order to secure the right to cure the default.

In addition, Kyocera considered the obligation to purchase polysilicon material through 2020 in its analysis based on lower of cost and net realizable value approach taking into consideration the anticipated selling price of the applicable solar products and concluded no loss was incurred as of March 31, 2017.

Environmental matters

AVX corporation (AVX), a U.S. based subsidiary, has been identified by the United States Environmental Protection Agency (EPA), state governmental agencies or other private parties as a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) or

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

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

Others

On April 25, 2013, AVX was named as a defendant in a patent infringement case filed in the United States District Court for the District of Delaware captioned Greatbatch, Inc. v AVX Corporation. This case alleged that certain AVX products infringe on one or more of nine Greatbatch patents. On January 26, 2016, the jury returned a verdict in favor of the plaintiff in the first phase of a segmented trial and found damages to Greatbatch in the amount of ¥4,200 million ($37.5 million). AVX is reviewing this initial verdict, consulting with its legal advisors on what action AVX may take in response, and continuing to litigate the rest of the case. As of March 31, 2017, AVX and Kyocera have the above mentioned amount for this case in other accrued liabilities in the consolidated balance sheets.

AVX and Kyocera have charged ¥4,575 million ($37.5 million) for the year ended March 31, 2016, which were included in selling, general and administrative expenses in the consolidated statements of income.

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

The Companies Act requires a domestic company to appropriate as legal reserve or additional paid-in capital, an amount equal to 10% of the amount paid out for dividends until the sum of the legal reserve and additional paid-in capital equals 25% of its stated capital. The legal reserve and additional paid-in capital, which could be decreased due to shareholder actions, may be transferred to stated capital or used to reduce a deficit principally. The appropriated legal reserve at March 31, 2017 included in retained earnings was ¥18,482 million.

The Companies Act does not permit any payment of dividends in connection with repurchased treasury stock. Kyocera repurchased treasury stock mainly for the expeditious execution of capital strategies in the future, which are restricted as to the payment of cash dividends. The amount of statutory retained earnings of Kyocera Corporation available for the payment of dividends to shareholders at March 31, 2017 was ¥909,172 million.

The accompanying consolidated financial statements for the year ended March 31, 2017 do not include any provision for the year-end dividend of ¥60 per share aggregating ¥22,063 million payable on June 28, 2017 which was approved by the shareholders at the shareholder’s meeting held on June 27, 2017.

Kyocera’s equity in retained earnings or deficits of affiliates and an unconsolidated subsidiary accounted for by the equity method of accounting aggregating ¥(3,604) million at March 31, 2017 was included in retained earnings.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Changes in accumulated other comprehensive income are as follows:

	Net Unrealized Gains on Securities	Net Unrealized Losses on Derivative Financial Instruments	Pension Adjustments	Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Income
	(Yen in millions)
Balance at March 31, 2014	¥293,783	¥(260)	¥(21,101)	¥(21,459)	¥250,963
Other comprehensive income
Other comprehensive income before reclassifications	174,548	(353)	(5,978)	52,179	220,396
Amounts reclassified from accumulated other comprehensive income	(490)	241	(1,305)	(28)	(1,582)

Other comprehensive income, net	174,058	(112)	(7,283)	52,151	218,814

Equity transactions with noncontrolling interests	—	0	(68)	(36)	(104)

Balance at March 31, 2015	467,841	(372)	(28,452)	30,656	469,673
Other comprehensive income
Other comprehensive income before reclassifications	63,339	(174)	(13,388)	(34,907)	14,870
Amounts reclassified from accumulated other comprehensive income	(13,990)	58	(789)	(13)	(14,734)

Other comprehensive income, net	49,349	(116)	(14,177)	(34,920)	136

Equity transactions with noncontrolling interests	—	0	(19)	13	(6)

Balance at March 31, 2016	517,190	(488)	(42,648)	(4,251)	469,803
Other comprehensive income
Other comprehensive income before reclassifications	(17,461)	(109)	7,834	(11,842)	(21,578)
Amounts reclassified from accumulated other comprehensive income	(78)	148	(561)	(212)	(703)

Other comprehensive income, net	(17,539)	39	7,273	(12,054)	(22,281)

Equity transactions with noncontrolling interests	(1)	0	13	(55)	(43)

Balance at March 31, 2017	¥499,650	¥(449)	¥(35,362)	¥(16,360)	¥447,479

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Tax effects allocated to each component of other comprehensive income and adjustments, excluding amounts attributable to noncontrolling interests, are as follows:

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Yen in millions)
For the year ended March 31, 2015:
Net unrealized gains on securities:
Amount arising during the year	¥272,884	¥(98,336)	¥174,548
Reclassification adjustments for gains and losses realized in net income	(510)	20	(490)

Net change for the year	272,374	(98,316)	174,058
Net unrealized losses on derivative financial instruments:
Amount arising during the year	(469)	116	(353)
Reclassification adjustments for gains and losses realized in net income	304	(63)	241

Net change for the year	(165)	53	(112)
Pension adjustments:
Amount arising during the year	(6,885)	907	(5,978)
Reclassification adjustments for gains and losses realized in net income	(2,190)	885	(1,305)

Net change for the year	(9,075)	1,792	(7,283)
Foreign currency translation adjustments:
Amount arising during the year	52,179	—	52,179
Reclassification adjustments for gains and losses realized in net income	(28)	—	(28)

Net change for the year	52,151	—	52,151

Other comprehensive income	¥315,285	¥(96,471)	¥218,814

For the year ended March 31, 2016:
Net unrealized gains on securities:
Amount arising during the year	¥92,042	¥(28,703)	¥63,339
Reclassification adjustments for gains and losses realized in net income	(20,572)	6,582	(13,990)

Net change for the year	71,470	(22,121)	49,349
Net unrealized losses on derivative financial instruments:
Amount arising during the year	(250)	76	(174)
Reclassification adjustments for gains and losses realized in net income	85	(27)	58

Net change for the year	(165)	49	(116)
Pension adjustments:
Amount arising during the year	(19,854)	6,466	(13,388)
Reclassification adjustments for gains and losses realized in net income	(1,543)	754	(789)

Net change for the year	(21,397)	7,220	(14,177)
Foreign currency translation adjustments:
Amount arising during the year	(34,907)	—	(34,907)
Reclassification adjustments for gains and losses realized in net income	(13)	—	(13)

Net change for the year	(34,920)	—	(34,920)

Other comprehensive income	¥14,988	¥(14,852)	¥136

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Yen in millions)
For the year ended March 31, 2017:
Net unrealized gains on securities:
Amount arising during the year	¥(24,807)	¥7,346	¥(17,461)
Reclassification adjustments for gains and losses realized in net income	(114)	36	(78)

Net change for the year	(24,921)	7,382	(17,539)
Net unrealized losses on derivative financial instruments:
Amount arising during the year	(143)	34	(109)
Reclassification adjustments for gains and losses realized in net income	198	(50)	148

Net change for the year	55	(16)	39
Pension adjustments:
Amount arising during the year	10,677	(2,843)	7,834
Reclassification adjustments for gains and losses realized in net income	(896)	335	(561)

Net change for the year	9,781	(2,508)	7,273
Foreign currency translation adjustments:
Amount arising during the year	(11,842)	—	(11,842)
Reclassification adjustments for gains and losses realized in net income	(212)	—	(212)

Net change for the year	(12,054)	—	(12,054)

Other comprehensive income	¥(27,139)	¥4,858	¥(22,281)

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

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The amounts reclassified out of accumulated other comprehensive income and the affected line items in the consolidated statements of income for the year ended March 31, 2017 are as follows:

Amounts in parentheses indicate gains in the consolidated statements of income.

Details about accumulated other comprehensive income components	Affected line items	For the year ended March 31, 2017
		(Yen in millions)
Net unrealized gains (losses) on securities:
Sales of securities, and others	Gains on sales of securities, net	¥(190)
	Other, net	31

	Income before income taxes	(159)
	Income taxes	50

	Net income	(109)
	Net income attributable to noncontrolling interests	31

	Net income attributable to shareholders of Kyocera Corporation	(78)

Net unrealized gains (losses) on derivative financial Instruments:
Foreign currency forward contracts and interest rate swaps	Net sales	(116)
	Cost of sales	301
	Foreign currency transaction gains, net	(35)
	Other, net	90

	Income before income taxes	240
	Income taxes	(59)

	Net income	181
	Net income attributable to noncontrolling interests	(33)

	Net income attributable to shareholders of Kyocera Corporation	148

Pension adjustments:
Amortization of prior service cost and recognized actuarial loss	*	(808)

	Income before income taxes	(808)
	Income taxes	327

	Net income	(481)
	Net income attributable to noncontrolling interests	(80)

	Net income attributable to shareholders of Kyocera Corporation	(561)

Foreign currency translation adjustments:
Liquidation of subsidiaries	Other, net	(212)

	Income before income taxes	(212)
	Income taxes	—

	Net income	(212)
	Net income attributable to noncontrolling interests	—

	Net income attributable to shareholders of Kyocera Corporation	(212)

Total reclassifications for the period		¥(703)

*	As for the affected line items in the consolidated statements of income by reclassification of pension adjustments, please refer to the Note 11 to the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

15. INCOME TAXES

Income before income taxes and income taxes for the years ended March 31, 2015, 2016 and 2017 are comprised of the following components:

	Years ended March 31,
	2015	2016	2017
	(Yen in millions)
Income before income taxes:
Domestic	¥62,214	¥96,497	¥85,858
Foreign	59,648	49,086	51,991

Total income before income taxes	¥121,862	¥145,583	¥137,849

Income taxes:
Current income taxes:
Domestic	¥29,924	¥36,363	¥19,720
Foreign	16,380	12,824	17,111

Total current income taxes	46,304	49,187	36,831

Deferred income taxes:
Domestic	(42,237)	(23,256)	(7,887)
Foreign	(7,508)	5,461	(502)

Total deferred income taxes	(49,745)	(17,795)	(8,389)

Total income taxes	¥(3,441)	¥31,392	¥28,442

Reconciliations between the Japanese statutory income tax rate and Kyocera’s effective income tax rate for the years ended March 31, 2015, 2016 and 2017 are as follows:

	Years ended March 31,
	2015	2016	2017
Japanese statutory income tax rate*	36.0%	33.0%	31.0%
Difference in statutory tax rates of foreign subsidiaries	(4.3)	(2.7)	(2.6)
Change in valuation allowance	(5.0)	3.5	(7.8)
Tax credit for research and development expenses	(4.2)	(3.4)	(2.5)
Uncertainty in income taxes	(0.4)	(0.3)	(0.3)
Tax rate change*	(26.0)	(12.1)	(0.0)
Impairment of goodwill	0.9	3.2	—
Other	0.2	0.4	2.8

Effective income tax rate	(2.8)%	21.6%	20.6%

*	Tax rate change in Japan for the year ended March 31, 2015:

In accordance with the law “Partial Amendment of the Income Tax Act, etc.” (Law No. 9 of 2015) enacted in Japan on March 31, 2015, a revised corporation tax rate was imposed from the annual reporting periods commencing on and after April 1, 2015. As a result of such amendments, the Japanese statutory income tax rate decreased to 33% for the year ended March 31, 2016 from 36% for the year ended March 31, 2015.

The effective Japanese statutory corporate tax rate of 36% previously applied for calculation of the amount of deferred tax assets and deferred tax liabilities was reduced to 33% with respect to temporary differences to be

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

realized during the annual reporting periods commencing on April 1, 2015, and 32% with respect to temporary differences to be realized during the annual reporting periods commencing on and after April 1, 2016. Due mainly to the fact that Kyocera recognized reversal income taxes in the amount of ¥31,703 million after revaluating deferred tax assets and liabilities in line with the revision of the corporate tax rate, the effective tax rate decreased.

*	Tax rate change in Japan for the year ended March 31, 2016:

In accordance with the law “Partial Amendment of the Income Tax Act, etc.” (Law No. 15 of 2016) and “Partial Amendment of the Local Tax Act, etc.”(Law No. 13 of 2016) enacted on March 29, 2016 by the Diet of Japan, a revised corporation tax rate was imposed from the annual reporting periods commencing on and after April 1, 2016. As a result of such amendments, the Japanese statutory income tax rate decreased to 31% for the year ended March 31, 2017 from 33% for the year ended March 31, 2016.

The effective Japanese statutory corporate tax rate of 33% previously applied for calculation of the amount of deferred tax assets and deferred tax liabilities was reduced to 31% with respect to temporary differences to be realized during the annual reporting periods commencing on April 1, 2016, and 32% previously applied for calculation of the amount of deferred tax assets and deferred tax liabilities was reduced to 30% with respect to temporary differences to be realized during the annual reporting periods commencing on and after April 1, 2017, respectively. Kyocera recognized reversal income taxes in the amount of ¥17,638 million due to revaluation of deferred tax assets and liabilities in line with the revision of the corporate tax rate.

The components of the deferred tax assets and deferred tax liabilities at March 31, 2016 and 2017 are as follows:

	March 31,
	2016	2017
	(Yen in millions)
Deferred tax assets:
Enterprise tax	¥1,712	¥1,328
Inventories	12,731	10,910
Provision for doubtful accounts and loss on bad debts	1,790	1,885
Accrued expenses	11,517	11,969
Employee benefits	27,779	22,858
Depreciation and amortization	36,967	36,857
Securities	1,146	1,786
Net operating losses and tax credit carry forwards	36,893	29,515
Other	6,913	8,730

Total gross deferred tax assets	137,448	125,838
Valuation allowance	(40,021)	(26,128)

Net deferred tax assets	¥97,427	¥99,710

Deferred tax liabilities:
Depreciation and amortization	¥8,932	¥9,011
Securities	303,032	295,533
Prepaid benefit cost	994	317
Other	3,874	3,744

Total deferred tax liabilities	¥316,832	¥308,605

Net deferred tax liabilities	¥(219,405)	¥(208,895)

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Net deferred tax assets and liabilities at March 31, 2016 and 2017 are reflected in the consolidated balance sheets under the following captions.

	March 31,
	2016	2017
	(Yen in millions)
Other assets	¥51,815	¥49,964
Deferred income taxes—non-current liabilities	(271,220)	(258,859)

Net deferred tax liabilities	¥(219,405)	¥(208,895)

Total gross deferred tax assets at March 31, 2016 and 2017 were reduced by valuation allowances of ¥40,021 million and ¥26,128 million, respectively.

A reconciliation of the beginning and end amount of gross valuation allowance for deferred tax asset is as follows:

	March 31,
	2015	2016	2017
	(Yen in millions)
Balance at beginning of year	¥39,496	¥33,005	¥40,021
Increase	3,452	9,108	2,029
Decrease	(9,954)	(1,443)	(14,631)
Other*	11	(649)	(1,291)

Balance at end of year	¥33,005	¥40,021	¥26,128

*	Other consists mainly of foreign currency translation adjustments.

At March 31, 2017, Kyocera had net operating losses carried forward of approximately ¥119,714 million, which are available to offset future taxable income. Regarding these net operating losses carried forward, the amount of ¥38,858 million recorded at domestic subsidiaries will expire within next nine years, and the amount of approximately ¥44,372 million recorded at U.S. subsidiaries will expire within next 20 years. Certain other foreign subsidiaries have net operating losses carried forward totaling approximately ¥36,484 million of which most have no expiration date.

At March 31, 2017, Kyocera had tax credits carried forward of ¥3,085 million, which are available to offset future income taxes. Regarding these tax credits carried forward, the amount of ¥332 million and ¥2,294 million recorded at foreign subsidiaries will expire within 20 years and will be available without expiration, respectively.

Kyocera intends to reinvest certain undistributed earnings of foreign subsidiaries for an indefinite period of time. Therefore, no deferred tax liabilities have been provided on undistributed earnings of these subsidiaries, which are not expected to be remitted in the foreseeable future. Kyocera estimates this unrecognized deferred tax liabilities are ¥7,018 million at March 31, 2017. The undistributed earnings of these subsidiaries are ¥327,182 million at March 31, 2017.

Gross unrecognized tax benefits on the consolidated balance sheets that if recognized would affect the effective tax rate were ¥4,668 million and ¥4,482 million, at March 31, 2016 and 2017, respectively. Kyocera expects that a significant change in unrecognized tax benefits might occur within the next 12 months. However, Kyocera anticipates such change will not have significant impact on Kyocera’s consolidated results of operations and financial position.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Kyocera recorded interest and penalties related to unrecognized tax benefits as current income tax expenses in the consolidated statement of income in the amount of ¥(184) million, ¥(18) million and ¥(23) million for the year ended March 31, 2015, 2016 and 2017, respectively, and as other non-current liabilities in the consolidated balance sheet in the amounts of ¥178 million and ¥176 million at March 31, 2016 and 2017, respectively. The table below excludes this accrual for estimated interest and penalties.

At March 31, 2017, Kyocera is subject to income tax examinations by tax authorities for the tax year 2017 onwards in Japan and for the tax year 2013 onwards in the United States for its major jurisdictions.

A reconciliation of the beginning and end amount of gross unrecognized tax benefits is as follows:

	March 31,
	2015	2016	2017
	(Yen in millions)
Balance at beginning of year	¥4,804	¥3,258	¥4,668
Increase—tax position in prior years	353	669	23
Increase—tax position in current year	806	2,380	1,388
Decrease—tax position in prior years	(784)	(455)	(41)
Settlements with taxing authorities	(1,804)	(677)	(1,451)
Lapse of statute of limitations	(117)	(507)	(105)

Balance at end of year	¥3,258	¥4,668	¥4,482

16. SUPPLEMENTAL EXPENSE INFORMATION

Supplemental expense information is as follows:

	Years ended March 31,
	2015	2016	2017
	(Yen in millions)
Research and development expenses	¥55,285	¥58,755	¥55,411
Advertising expenses	6,988	6,336	4,843
Shipping and handling cost included in selling, general and administrative expenses	24,050	23,454	22,787

17. SEGMENT REPORTING

Kyocera manufactures and sells a highly diversified range of products, including components involving fine ceramic technologies and applied ceramic products, telecommunications and information equipment etc.

Kyocera categorizes its operations into six reporting segments: (1) Fine Ceramic Parts Group,

(2) Semiconductor Parts Group, (3) Applied Ceramic Products Group, (4) Electronic Device Group,

(5) Telecommunications Equipment Group and (6) Information Equipment Group, and (7) Others.

Main products or businesses of each reporting segment and others are as follows:

(1) Fine Ceramic Parts Group

Components for Semiconductor Processing Equipment and Flat Panel Display Manufacturing Equipment

Information and Telecommunication Components

General Industrial Machinery Components

LED Related Products

Automotive Components

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

(2) Semiconductor Parts Group

Ceramic Packages

Organic Multilayer Substrates

Organic Multilayer Boards

Organic Packaging Materials

(3) Applied Ceramic Products Group

Solar Power Generating Systems, Battery Energy Storage Systems

Cutting Tools, Micro Drills

Medical Devices

Jewelry and Applied Ceramic Related Products

(4) Electronic Device Group

Capacitors, Connectors

Crystal Components, SAW Devices

Power Semiconductor Products

Printing Devices

Liquid Crystal Displays

(5) Telecommunications Equipment Group

Smartphones, Mobile Phones

Communication Modules

(6) Information Equipment Group

Monochrome and Color Printers and Multifunctional Products

Document Solutions

Application Software

Supplies

(7) Others

Information Systems and Telecommunication Services

Engineering Business

Management Consulting Business

Realty Development Business

Former Kyocera Chemical Group, included in “Others” until the year ended March 31, 2016, has been reclassified and included in the “Semiconductor Parts Group” commencing from the year ending March 31, 2017. Due to this change, results for the year ended March 31, 2015 and 2016 have been reclassified to conform to the current presentation.

Inter-segment sales, operating revenue and transfers are made with reference to prevailing market prices. Transactions between reportable segments are immaterial and not shown separately.

Operating profit for each segment represents net sales, less related costs and operating expenses, excluding corporate gains and equity in losses of affiliates and unconsolidated subsidiaries, income taxes and net income attributable to noncontrolling interests.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Assets for each segment represent those assets associated with a specific segment. Corporate assets consist primarily of cash and cash equivalents, the facilities of corporate headquarters and various other investments and assets that are not specific to each segment.

Information by reporting segment at and for the years ended March 31, 2015, 2016 and 2017 is summarized on the following pages:

Reporting segments

	Years ended March 31,
	2015	2016	2017
	(Yen in millions)
Net sales:
Fine Ceramic Parts Group	¥90,694	¥95,092	¥97,445
Semiconductor Parts Group	239,444	236,265	245,727
Applied Ceramic Products Group	277,629	247,516	225,176
Electronic Device Group	284,145	290,902	288,511
Telecommunications Equipment Group	204,290	170,983	145,682
Information Equipment Group	332,596	336,308	324,012
Others	150,296	146,897	138,362
Adjustments and eliminations	(52,558)	(44,336)	(42,161)

Net sales	¥1,526,536	¥1,479,627	¥1,422,754

	Years ended March 31,
	2015	2016	2017
	(Yen in millions)
Income before income taxes:
Fine Ceramic Parts Group	¥16,134	¥15,745	¥14,512
Semiconductor Parts Group	35,782	42,232	25,662
Applied Ceramic Products Group	3,159	16,386	15,639
Electronic Device Group	34,372	10,974	30,061
Telecommunications Equipment Group	(20,212)	(4,558)	1,084
Information Equipment Group	34,569	27,106	28,080
Others	5,029	(1,722)	(544)

Total operating profit	108,833	106,163	114,494
Corporate gains and Equity in earnings (losses) of affiliates and an unconsolidated subsidiary	13,744	39,534	24,636
Adjustments and eliminations	(715)	(114)	(1,281)

Income before income taxes	¥121,862	¥145,583	¥137,849

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	Years ended March 31,
	2015	2016	2017
	(Yen in millions)
Depreciation and amortization:
Fine Ceramic Parts Group	¥4,956	¥5,329	¥5,472
Semiconductor Parts Group	16,468	16,220	17,147
Applied Ceramic Products Group	12,527	11,425	11,494
Electronic Device Group	16,010	17,294	17,416
Telecommunications Equipment Group	4,339	4,570	4,024
Information Equipment Group	11,488	14,428	14,867
Others	5,075	5,383	5,160
Corporate	2,131	1,998	1,865

Total	¥72,994	¥76,647	¥77,445

	Years ended March 31,
	2015	2016	2017
	(Yen in millions)
Write-down of inventories:
Fine Ceramic Parts Group	¥138	¥45	¥151
Semiconductor Parts Group	2,090	1,630	1,684
Applied Ceramic Products Group	9,542	2,117	3,435
Electronic Device Group	1,816	1,464	1,212
Telecommunications Equipment Group	2,775	5,973	1,669
Information Equipment Group	803	890	929
Others	197	119	135

Total	¥17,361	¥12,238	¥9,215

	Years ended March 31,
	2015	2016	2017
	(Yen in millions)
Capital expenditures:
Fine Ceramic Parts Group	¥6,077	¥7,136	¥5,310
Semiconductor Parts Group	11,947	15,344	16,366
Applied Ceramic Products Group	6,665	10,055	9,367
Electronic Device Group	14,471	19,607	21,359
Telecommunications Equipment Group	2,525	2,624	1,402
Information Equipment Group	9,196	8,512	6,891
Others	2,213	2,604	2,437
Corporate	3,576	3,051	4,649

Total	¥56,670	¥68,933	¥67,781

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	Years ended March 31,
	2015	2016	2017
	(Yen in millions)
Assets by reporting segment:
Fine Ceramic Parts Group	¥78,580	¥81,076	¥81,499
Semiconductor Parts Group	225,568	223,133	201,360
Applied Ceramic Products Group	306,984	287,911	308,568
Electronic Device Group	509,836	484,683	507,924
Telecommunications Equipment Group	102,762	92,752	88,171
Information Equipment Group	304,044	301,471	322,118
Others	144,694	139,109	137,787

	1,672,468	1,610,135	1,647,427
Corporate and investments in and advances to affiliates and an unconsolidated subsidiary	1,492,915	1,616,029	1,576,241
Adjustments and eliminations	(144,199)	(131,115)	(113,198)

Total assets	¥3,021,184	¥3,095,049	¥3,110,470

Information for revenue from external customers by destination and long-lived assets based on physical location as of and for the years ended March 31, 2015, 2016 and 2017 are summarized as follows:

Geographic segments

	Years ended March 31,
	2015	2016	2017
	(Yen in millions)
Net sales:
Japan	¥643,577	¥607,642	¥598,639
Asia	301,278	307,744	304,013
Europe	265,323	253,382	235,355
United States of America	248,145	250,203	228,968
Others	68,213	60,656	55,779

Net sales	¥1,526,536	¥1,479,627	¥1,422,754

	March 31,
	2015	2016	2017
	(Yen in millions)
Long-lived assets:
Japan	¥173,683	¥182,793	¥185,257
Asia	49,936	43,785	39,366
Europe	16,153	16,661	15,969
United States of America	14,743	14,264	18,553
Others	6,976	6,984	7,459

Total	¥261,491	¥264,487	¥266,604

There are no individually material countries with respect to revenue from external customers and long-lived assets in Asia, Europe and Others.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

18. PER SHARE INFORMATION

A reconciliation of the numerators and the denominators of basic and diluted earnings per share computations are as follows:

	Years ended March 31,
	2015	2016	2017
	(Yen in millions except per share amounts)
Net income attributable to shareholders of Kyocera Corporation	¥115,875	¥109,047	¥103,843
Basic earnings per share:
Net income attributable to shareholders of Kyocera Corporation	315.85	297.24	282.62
Diluted earnings per share:
Net income attributable to shareholders of Kyocera Corporation	315.85	297.24	282.62

	Years ended March 31,
	2015	2016	2017
	(shares in thousands)
Basic weighted average number of shares outstanding	366,864	366,859	367,428
Diluted weighted average number of shares outstanding	366,864	366,859	367,428
The cash dividends declared per share is as follows:
	Years ended March 31,
	2015	2016	2017
	(per share of common stock)
Cash dividends declared per share	¥100.00	¥100.00	¥110.00
19. SUPPLEMENTAL CASH FLOW INFORMATION Supplemental information related to the Consolidated Statements of Cash Flows is as follows:
	Years ended March 31,
	2015	2016	2017
	(Yen in millions)
Cash paid during the year:
Interest	¥1,422	¥1,408	¥1,080
Income taxes	44,172	31,134	33,554
Non-cash investing and financing activities:
Accounts payable for purchases of held-to-maturity securities	¥—	¥6,000	¥—
Accounts payable for purchases of property, plant and equipment	10,393	15,532	14,671
Accounts payable for purchases of intangible assets	1,040	1,458	5,445
Acquisition of noncontrolling interests by share exchange	—	—	4,217
Obtaining assets by entering into capital lease	419	692	851
Acquisitions of businesses:
Fair value of assets acquired	¥4,230	¥46,977	¥28,691
Fair value of liabilities assumed	(2,235)	(17,477)	(7,507)
Noncontrolling interests	(23)	(5,140)	—
Cash acquired	(129)	(2,410)	(1,569)

Subtotal	1,843	21,950	19,615

Additional payment for an acquisition of business in the previous year	—	726	58

Total	¥1,843	¥22,676	¥19,673

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

20. SUBSEQUENT EVENT

1. A liquidation of significant subsidiary

Kyocera Corporation made a resolution for a liquidation of Kyocera Telecom Equipment (Malaysia) Sdn. Bhd., which is wholly owned subsidiary at the meeting of Board of Directors held on May 1, 2017.

(1) Reason of the liquidation

Kyocera aimed to optimize production bases in the Telecommunications Equipment Group. As a result, it made the resolution for the liquidation of Kyocera Telecom Equipment (Malaysia) Sdn. Bhd.

(2) Outline of the subsidiary which will be liquidated

(i)	Name : Kyocera Telecom Equipment (Malaysia) Sdn. Bhd.

(ii)	Address : Lot 7646 Mukim Of Plentong, 81750 Masai, Johor, Malaysia

(iii)	Capital : MYR28,000,000 (as of March 31, 2017)

(iv)	Business : Manufacture of Telecommunications Equipment

(3) Schedule of the liquidation

The liquidation will be conducted when necessary legal procedures will be completed in accordance with the local laws and regulations.

(4) Impact on its consolidated results of operations and financial condition

The estimated amount in gain or loss relating to the liquidation is being calculated currently, however, Kyocera considers that this will not have material impacts on its consolidated results of operations, financial condition and cash flows.

2. Change in reporting segment classification

In order to focus on the direction of the growth strategy, starting from fiscal 2018, Kyocera will change the classification of its reporting segments which have been “Fine Ceramic Parts Group,” “Semiconductor Parts Group,” “Applied Ceramic Products Group,” “Electronic Device Group,” “Telecommunications Equipment Group” and “Information Equipment Group” to “Industrial & Automotive Components Group,” “Semiconductor Components Group,” “Electronic Devices Group,” “Communications Group,” “Document Solutions Group” and “Life & Environment Group.”

The principal businesses of each reporting segment will be as follows.

Reporting segment	Principal business
Industrial & Automotive Components Group	Fine Ceramic Components, Automotive Components, Liquid Crystal Displays, Cutting Tools etc.
Semiconductor Components Group	Ceramic Packages, Organic Multilayer Substrates and Boards etc.
Electronic Devices Group	Electronic Components, Power Semiconductor Products, Printing Devices etc.
Communications Group	Mobile Phones, M2M Modules, Information Systems and Telecommunication Services etc.
Document Solutions Group	Printers, Multifunctional Products, Document Solutions, Supplies etc.
Life & Environment Group	Solar Power Generating System related Products, Medical Devices, Jewelry and Ceramic Knives etc.

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

June 28, 2017

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