Form 20-F
period 2018-03-31
KYOCERA CORP
filed 2018-06-27
CIK 57083

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2018

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

As of March 31, 2018, 367,707,758 shares of common stock were outstanding, comprised of 362,637,512 Shares and 5,070,246 American Depositary Shares (equivalent to 5,070,246 Shares).

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes   ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer     ☒                Accelerated filer  ☐                Non-accelerated filer  ☐                Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Important risks, uncertainties and other factors that may cause our actual results to differ materially from our expectations are generally set forth in Item 3.D. “Risk Factors” of this annual report on Form 20-F and include, without limitation:

(1)	general conditions in the Japanese or global economy;

(2)	unexpected changes in economic, political and legal conditions in countries where we operate;

(3)	various export risks which may affect the significant percentage of our revenues derived from overseas sales;

(4)	the effect of foreign exchange fluctuations on our results of operations;

(5)	intense competitive pressures to which our products are subject;

(6)	fluctuations in the price and ability of suppliers to provide the required quantity of raw materials for use in our production activities;

(7)	manufacturing delays or defects resulting from outsourcing or internal manufacturing processes;

(8)	shortages and rising costs of electricity affecting our production and sales activities;

(9)	the possibility that future initiatives and in-process research and development may not produce the desired results;

(10)	companies or assets acquired by us not produce the returns or benefits, or bring in business opportunities;

(11)	inability to secure skilled employees, particularly engineering and technical personnel;

(12)	insufficient protection of our trade secrets and intellectual property rights including patents;

(13)	expenses associated with licenses we require to continue to manufacture and sell products;

(14)	environmental liability and compliance obligations by tightening of environmental laws and regulations;

(15)	unintentional conflict with laws and regulations or newly enacted laws and regulations;

(16)	our market or supply chains being affected by terrorism, plague, wars or similar events;

(17)	earthquakes and other natural disasters affecting our headquarters and major facilities as well as our suppliers and customers;

(18)	credit risk on trade receivables;

(19)	fluctuations in the value of, and impairment losses on, securities and other assets held by us;

(20)	impairment losses on long-lived assets, goodwill and intangible assets;

(21)	unrealized deferred tax assets and additional liabilities for unrecognized tax benefits;

(22)	changes in accounting principles;

and other risks discussed under Item 3.D. “Risk Factors” and elsewhere in this annual report on Form 20-F.

Voluntary Delisting of American Depositary Shares from the New York Stock Exchange

On February 26, 2018, our Board of Directors resolved to apply for the voluntary delisting of our ADSs from the New York Stock Exchange. In connection with the delisting, we filed a Form 25 on June 15, 2018 with the Securities and Exchange Commission for such voluntary delisting and the related deregistration with the Securities and Exchange Commission, which delisting became effective on June 26, 2018. In addition, on June 26, 2018, we filed a Form 15F with the Securities and Exchange Commission to terminate our ongoing reporting obligations under the U.S. Securities Exchange Act of 1934.

While we are thus no longer subject to ongoing reporting obligations under the U.S. Securities Exchange Act of 1934, we have been making and will continue to make periodic filings thereunder on a voluntary basis, including this annual report. We plan to discontinue such voluntary filings after September 24, 2018, which is 90 days from the time of our filing of Form 15F.

Although our ADSs have been delisted from the New York Stock Exchange, we intend to maintain our ADR program in the United States and therefore anticipate that our ADSs will continue to be traded in the United States on the over-the-counter market.

Presentation of Certain Information

As used in this annual report on Form 20-F, references to “Kyocera,”“we,”“our” and “us” are to Kyocera Corporation and, except as the context otherwise requires, its consolidated subsidiaries.

Also, as used in this annual report on Form 20-F:

•	“U.S. dollar” or “$” means the lawful currency of the United States of America, “yen” or “¥” means the lawful currency of Japan and “Euro” means the lawful currency of the European Union.

•	“U.S. GAAP” means generally accepted accounting principles in the United States of America, and “Japanese GAAP” means generally accepted accounting principles in Japan.

•	“ADS” means an America Depositary Share, each representing one share of Kyocera’s common stock, and “ADR” means an American Depositary Receipt evidencing ADSs.

•	“fiscal 2018” refers to Kyocera’s fiscal year ended March 31, 2018, and other fiscal years are referred to in a corresponding manner.

•	“IFRS” means International Financial Reporting Standards.

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

	2014	2015	2016	2017	2018
	(Yen in millions and shares in thousands, except per share amounts)
For the years ended March 31:
Net sales	¥1,447,369	¥1,526,536	¥1,479,627	¥1,422,754	¥1,577,039
Profit from operations	120,582	93,428	92,656	104,542	95,575
Net income attributable to Kyocera Corporation’s shareholders	88,756	115,875	109,047	103,843	81,789

Earnings per share:
Net income attributable to Kyocera Corporation’s shareholders:
Basic	¥241.93	¥315.85	¥297.24	¥282.62	¥222.43
Diluted	241.93	315.85	297.24	282.62	222.43
Weighted average number of shares outstanding:
Basic	366,872	366,864	366,859	367,428	367,709
Diluted	366,872	366,864	366,859	367,428	367,709

Cash dividends declared per share:
Per share of common stock	¥80	¥100	¥100	¥110	¥120
Per share of common stock*	$0.78	$0.81	$0.88	$0.97	$1.07

At March 31:
Total assets	¥2,636,704	¥3,021,184	¥3,095,049	¥3,110,470	¥3,157,077
Long-term debt	19,466	17,881	18,115	16,409	20,237
Common stock	115,703	115,703	115,703	115,703	115,703
Kyocera Corporation’s shareholders’ equity	1,910,083	2,215,319	2,284,264	2,334,219	2,336,246
Total equity	1,987,226	2,303,623	2,373,762	2,418,909	2,424,506
Depreciation	¥65,760	¥62,413	¥65,853	¥66,019	¥70,137
Capital expenditures	¥56,611	¥56,670	¥68,933	¥67,781	¥86,519

*	Translated into the U.S. dollars based on the exchange rates at each payment date in Japan.

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

The following table shows the exchange rates for Japanese yen per $1.00 based upon the noon buying rate in New York City for cash transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

For the years ended March 31,	High	Low	Average	Period-end
2014	105.25	92.96	100.15	102.98
2015	121.50	101.26	109.75	119.96
2016	125.58	111.30	120.04	112.42
2017	118.32	100.07	108.25	111.41
2018	114.25	104.83	110.80	106.20

For most recent six months
December 2017	113.62	111.88	112.94	112.69
January 2018	113.18	108.38	110.87	109.31
February 2018	110.40	106.10	107.97	106.62
March 2018	106.91	104.83	106.05	106.20
April 2018	109.33	105.99	107.66	109.28
May 2018	111.08	108.62	109.69	108.73

The noon buying rate for Japanese yen on June 15, 2018 was $1.00 =110.58

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

You should carefully read the risks described below before making an investment decision.

Risks Related to Kyocera’s Business

(1) Changes in the Japanese and global economy may significantly reduce demand for Kyocera’s products

Kyocera conducts business not only in Japan but also around the world and provides products and services for a variety of markets such as the digital consumer equipment, industrial machinery, automotive and environmental and energy-related markets. In fiscal 2019, the Japanese economy is expected to maintain moderate growth. For overseas, the U.S. economy is expected to continue expanding firmly, and European economy is projected to continue recovering. The Chinese economy is likely to broadly follow a stable growth path, although its growth rate is expected to decelerate. In the event that the economies of respective countries around the world deteriorate beyond expectations, a reduction in private capital investment and a decline in personal consumption may affect production activities in Kyocera’s key markets. This may in turn lead to a decline in Kyocera’s business environment, consolidated results of operations, financial condition and cash flows.

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

(3) Since a significant percentage of Kyocera’s revenues have been derived from foreign sales in recent years, various export risks may disproportionately affect its revenues

Kyocera’s sales to customers located outside Japan accounted for approximately 60% of its total revenues in fiscal 2018. Kyocera believes that overseas sales will continue to account for a significant percentage of its revenues. Therefore, the following export risks may disproportionately affect Kyocera’s revenues:

•	a strong yen may make Kyocera’s products less attractive to foreign purchasers;

•	political and economic instability, significant economic downturns or economic sanctions may inhibit exports of Kyocera’s products;

•	tariffs and other barriers may make Kyocera’s products less cost competitive; and

•	the laws of certain foreign countries may not adequately protect Kyocera’s trade secrets and intellectual property.

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

(5) Kyocera sells a diverse variety of products, and in each of its businesses Kyocera is subject to intense competitive pressures, including in terms of price, technological change, product development, quality and speed of delivery, and these pressures are likely to increase in the near term

Kyocera sells a wide variety of products and, therefore, faces a broad range of competitors from large international companies to relatively small, rapidly growing and highly specialized companies. Kyocera’s competitive landscape is subject to continuous change, and new and significant competitors may emerge, including competitors based in emerging markets such as China that may have competitive advantages in terms of cost structure or other factors. Kyocera has a variety of businesses in different industries while many of its competitors specialize in one or a few of these business areas. As a result, Kyocera may not fund or invest in certain of its businesses to the same degree as its competitors, or these competitors may have greater financial, technical, and marketing resources available to them than the portion of its business against which they compete. While some of the factors that drive competition vary by product area, price and speed of delivery are primary factors that impact in all areas of Kyocera’s business. Price pressure has been intense, and thus Kyocera predicts that its selling prices will continue to be lower than in fiscal 2018 depending partly on the demand and competition situation. In businesses in which Kyocera develops, produces and distributes specialized parts for its customers’ products, its competitive position depends significantly on being involved early in the process of creating a new product that fits its customers’ needs for each business. To maintain these competitive advantages, it is critical to maintain close ties with customers so that Kyocera can ensure that it is able to meet required specifications and be the first supplier to create and deliver the product. Kyocera’s gross margins may be reduced if the business environment changes in a way that Kyocera cannot maintain these important relationships with customers or its market share or if it is forced in the future to further reduce prices in response to the actions of its competitors.

(6) Fluctuations in the price and ability of suppliers to provide the required quantity of raw materials for use in Kyocera’s production activities

Raw materials used in the production activities of Kyocera’s respective businesses are constantly subject to price fluctuations, and as such, rising raw material prices may lead to an increase in production costs. Kyocera cannot guarantee that it will be able to maintain an appropriate differential between customer prices and Kyocera’s raw material and production costs at all times, which could lead to reduced profitability. Based on an approach that evaluates the lower of cost and net realizable value (the estimated selling price in the ordinary course of business less any estimated costs of completion and estimated variable selling expenses), Kyocera recognizes a write-down when the net realizable value of the raw material is estimated to be less than its carrying amount, and further loss may be required in the future.

Kyocera is dependent on specific suppliers for procuring certain raw materials used in Kyocera’s production cycle and any excess demand on those suppliers may cause delays and disruptions in the production cycle. If a substantial interruption should occur in the supply of such raw materials, Kyocera may not be able to obtain other sources of supply in a timely fashion or at a reasonable price. An increase in the price or an interruption in the supply of such raw materials may cause reduced demand for Kyocera’s products.

In order to attempt to ensure stable procurement and prices for certain raw materials, Kyocera on occasion enters into long-term purchase agreements with the aim of reducing the risk associated with the procurement of such raw materials. However, considerable changes in the business environment and other factors may cause the contract price under a purchase agreement to significantly exceed the market price, or may cause the amount of such raw materials that Kyocera consumes to significantly fall short of the amount based on the sales demand projections made at the time Kyocera entered into, which are thus underlying, the agreement. Such developments may adversely affect Kyocera’s production costs and profitability. In addition, Kyocera evaluates the future material purchase commitments under long-term purchase agreements at the lower of cost and net realizable value, and when the net realizable value of the material is less than the purchase prices under the agreements, Kyocera recognizes a write-down in an amount equivalent to the difference between net realizable value and purchase price.

For fiscal 2018, Kyocera recognized a write-down relating to long-term purchase agreements for procurement of polysilicon material used in its solar energy business. For detailed information regarding to this write-down, please refer to Note 5 to Kyocera’s consolidated financial statements included in this annual report on Form 20-F.

(7) Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes can adversely affect Kyocera’s production yields and operating results

Kyocera ordinarily outsources the fabrication of certain components and sub-assemblies of its products, often to sole source suppliers or a limited number of suppliers. Several suppliers have manufacturing processes, which are very complex and require a long lead-time. Kyocera may be affected by occasional delays in obtaining components and sub-assemblies. Kyocera’s production of certain products will also be materially and adversely affected if Kyocera is unable to obtain high quality, reliable and timely supply of these components and sub-assemblies. In addition, any reduction in the precision of these components will cause delays and interruptions in Kyocera’s production cycle.

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

(12) Risk related to information security

Kyocera holds important information in the ordinary course of business including personal and confidential information obtained from our customers. However, security measures we implement for our networks, IT assets and other information technology systems are susceptible to damage, disruptions, or shutdowns due to failures during the process of upgrading or replacing software, databases or components thereof, power outages, hardware failures, data corruption, computer viruses, cyberattacks by computer hackers, network security breaches, telecommunication failures, user errors, or catastrophic events. If our information technology systems suffer severe damage, disruption, shutdown or other issues, there is a risk of information leakage. If such situation occurs, Kyocera could incur additional costs in connection with remediating such issues and with compensating adversely affected parties as well as reputational damages, each of which in turn may adversely affect Kyocera’s results of operations, financial condition and cash flows. Furthermore, we may incur additional costs in connection with maintaining adequate information security to prevent unauthorized access to our systems in light of continuous technological advances, and such costs could also adversely affect our financial condition and operations.

Risks Related to Legal Restrictions and Litigations

(13) Insufficient protection of Kyocera’s trade secrets and patents could have a significant adverse impact on its competitive position

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

(14) Kyocera may require licenses to continue to manufacture and sell certain of its products, the expense of which may adversely affect its results of operations

From time to time Kyocera has received, and may receive in the future, notice of claims of infringement of other parties’ proprietary rights and licensing offers to commercialize third party’s patent rights. Accordingly, Kyocera cannot assure that:

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

(15) Changes in our environmental liability and compliance obligations may adversely impact our operations

Kyocera is subject to various environmental laws and regulations in Japan and the other countries, which are related to greenhouse gas mitigation, air emissions, soil contamination, wastewater discharges, the handling, disposal and remediation of hazardous substances, wastes and certain chemicals, product recycling, health, safety and property preservations of employees and community residents, labeling or other notifications with respect to the content or other aspects of our processes, products or packaging, restrictions on the use of certain materials in or on design aspects of our products or product packaging, and responsibility for disposal of products or product packaging. As well as our current operations, these laws and regulations can be applied to our past operations and may be applicable to the past operations of businesses acquired from other companies even if such operations occurred before our acquisitions. In addition, these laws and regulations, which are applied to Kyocera can be more stringent or the scope of the laws and regulations can be broadened in the future due to factors including global climate change. With respect to greenhouse gas mitigation in particular, international emissions trading regime may be created based on the result of the intergovernmental dialogue on global climate change. Kyocera establishes reserves for specifically identified potential environmental liabilities when such liabilities are probable and can be reasonably estimated. In case we fail to comply with such laws and regulations, we could be required by the relevant governmental organizations to pay penalty costs or remediation compensation. Furthermore, we may make voluntary payments to compensate for environmental problems if we deem such compensation to be necessary. The cost obligations noted above may adversely affect Kyocera’s results of operations, financial condition and cash flows.

(16) Kyocera is subject to various other laws and regulations

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

Risks Related to Disasters or Unpredictable Events

(17) Kyocera’s markets or supply chains may be adversely affected by terrorism, outbreaks of disease, wars or similar events

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

(18) Kyocera’s headquarters and major facilities as well as its suppliers and customers may suffer the devastating effects of earthquakes and other disasters

Kyocera’s headquarters and major facilities including plants, sales offices and R&D centers are located not only in Japan but also all over the world. It might be inevitable that Kyocera would suffer from natural disasters such as earthquakes, typhoons, tsunamis, heavy rains, floods, heavy snow or other disasters, as well as manmade disasters such as a major industrial accident affecting one of our facilities. For instance, if a strong earthquake devastated Kyocera’s employees, R&D or manufacturing facilities, Kyocera’s operating activities would be suspended and manufacturing and shipment would be delayed. Kyocera may also incur a great amount of expenses, such as repair expenses for the damaged machines or facilities. In addition, if the social and economic infrastructure suffers from adverse damages, traffic disturbance and electric power outages could occur and they may affect Kyocera’s supply chains or manufacturing operations. Furthermore, Kyocera may be unable to obtain raw materials if our suppliers sustain damage and Kyocera may also face difficulties shipping its products if its customers sustain damage. Those damages set forth above, as well as any resulting general economic slowdown and lower consumption levels, may have a material adverse effect on Kyocera’s consolidated results of operations, financial condition and cash flows.

Risks Related to Financial and Accounting

(19) Kyocera may be exposed to credit risk on trade receivables due to its customers’ worsening financial condition

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

(20) Kyocera may have to incur impairment losses on its investments in equity securities

Kyocera holds investments in equity securities of companies not affiliated with us, which we generally hold on a long-term position for business relationship purposes. If there are certain declines in the fair value, that is, the market price, of the shares of these companies, and we determine that such declines are other-than-temporary, Kyocera will need to record an impairment loss. A substantial portion of Kyocera’s investments in equity securities consists of an investment in shares of KDDI Corporation, a Japanese telecommunication service provider. Kyocera Corporation’s equity interest in KDDI Corporation was 12.95% as of March 31, 2018. Kyocera Corporation’s investment in shares of KDDI Corporation accounts for approximately 30% of Kyocera’s total assets. Accordingly, fluctuations in the market value of the shares of KDDI Corporation may materially affect Kyocera’s financial condition. From the perspective of enhancing the corporate value of Kyocera on a mid- to long-term basis, Kyocera intends to keep its ownership of some of the equity securities as strategic investments including KDDI shares in light of attaining growth of business through strengthening, maintaining and developing trade relationship and securing profits from shareholding and consideration for the social significance of Kyocera. For equity securities including strategic investments in its portfolio, with periodical checks for the economic rationality, Kyocera may dispose of some securities, which lack merit for Kyocera, although market conditions may not permit us to do so at the time, speed or price we may wish.

(21) Kyocera may have to incur impairment losses on long-lived assets, goodwill and intangible assets

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

(22) Deferred tax assets may not be realized or additional liabilities for unrecognized tax benefits may be required.

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

(23) Changes in accounting standards may adversely impact our results of operations and financial condition.

Adoptions of new accounting standards, or changes in accounting standards may have an effect on Kyocera’s consolidated results of operations and financial condition. In addition, if Kyocera modifies its accounting software or information systems to introduce changes in accounting standards, certain investments or expenses may be required.

Other Risks

(24) As a holder of ADSs, you will have fewer rights than a shareholder has and you will have to act through the depositary to exercise those rights

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

(25) Rights of shareholders under Japanese law may be more limited than under the law of other jurisdictions

Our Articles of Incorporation, Regulations of the Board of Directors, Regulations of the Audit & Supervisory Board and the Companies Act of Japan govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ and officers’ fiduciary duties and shareholders’ rights may be different from those that would apply if we were a U.S. company. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of the United States. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a U.S. corporation. In addition, Japanese courts may not be willing to enforce liabilities against us in actions brought in Japan, which are based upon the securities laws of the United States or any U.S. state.

(26) We have voluntarily delisted our ADSs from the New York Stock Exchange and have filed for deregistration and termination of our ongoing reporting obligations under the U.S. Securities Exchange Act of 1934

On February 26, 2018, we announced that our Board of Directors had resolved to apply for voluntary delisting of our ADSs from the New York Stock Exchange. In connection with the delisting, we filed a Form 25 on June 15, 2018 with the Securities and Exchange Commission for such voluntary delisting and the related deregistration with the Securities and Exchange Commission. In addition, on June 26, 2018, we filed a Form 15F with the Securities and Exchange Commission to terminate our ongoing reporting obligations under the U.S. Securities Exchange Act of 1934.

While we are thus no longer subject to ongoing reporting obligations under the U.S. Securities Exchange Act of 1934, we have been making and will continue to make periodic filings thereunder on a voluntary basis, including this annual report. We plan to discontinue such voluntary filings after September 24, 2018, which is 90 days from the time of our filing of Form 15F.

Although our ADSs have been delisted from the New York Stock Exchange, we intend to maintain our ADR program in the United States and therefore anticipate that our ADSs will continue to be traded in the United States on the over-the-counter market. The market for our ADSs may be significantly less liquid as a result of our delisting of our ADSs from the New York Stock Exchange.

Furthermore, while we currently prepare and disclose our financial statements in accordance with U.S. GAAP, we have resolved to prepare and disclose our financial statements in accordance with IFRS beginning with the three months ending June 30, 2018. As a result, there may be significant differences in the presentation of financial data in our income statements and balance sheets as well as in the notes to our financial statements prepared under IFRS as compared to those prepared under U.S. GAAP.

(27) Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell your shares of our Common Stock at a particular price on any particular trading day, or at all

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each stock, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his or her shares at such price on a particular trading day, or at all.

(28) Our shareholders of record on a record date may not receive the dividend they anticipate

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

(29) Foreign exchange fluctuations may affect the dollar value of our ADSs and dividends payable to holders of our ADSs

Market prices for our ADSs may fall if the value of the yen declines against the U.S. dollar. In addition, the U.S. dollar amount of cash dividends and other cash payments made to holders of our ADSs would be reduced if the value of the yen declines against the U.S. dollar.

(30) We believe that we were a passive foreign investment company (PFIC) for United States federal income tax purposes for the 2016, 2017 and 2018 fiscal years and that we may be treated as a PFIC in the current or future taxable years.

Because of the passive nature of our assets and income, we believe that we were a PFIC for United States federal income tax purposes for the 2016, 2017 and 2018 fiscal years and that we may be treated as a PFIC in the current or future taxable years. Assuming that we are a PFIC, U.S. holders of our shares and ADSs may be subject to special adverse United States federal income tax consequences. See Item 10 “Additional Information—Taxation—United States Taxation” of this annual report on Form 20-F. We do not intend to provide investors with any information to assist them in determining whether we are a PFIC. In addition, the information we are required to disclose by applicable securities laws may not be sufficient to determine whether we are a PFIC. We also do not intend to provide United States holders of our shares and ADRs with the information that is required to make an election to have us treated as a “qualified electing fund” for United States federal income tax purposes. For a more comprehensive discussion of the United States federal income tax consequences of owning shares and ADSs and the application of the PFIC rules to you, see Item 10 “Additional Information—Taxation—United States Taxation.”

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

In the 1990s, we strengthened our position as a globally integrated electronic components manufacturer through our acquisition of AVX Corporation, a maker of capacitors and other passive electronic components. In the middle of the 1990s, Kyocera developed two main business categories, the “Components Business,” in which Kyocera provides parts and devices such as fine ceramic parts, semiconductor parts and electronic components and devices to mainly electronic equipment manufacturers in information and communications fields, and the “Equipment & Systems Business,” in which Kyocera manufactures and sells telecommunications equipment such as mobile phones to telecommunication carriers, information equipment such as printers and multifunctional products and products for the life and environment market, such as solar energy related products, to distributors or directly to customers.

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

With the aim of becoming a more global enterprise and enhancing our profitability, we have been expanding our production in China located in Shanghai and Dongguan since the middle of the 1990s. Kyocera also established a sales company, Kyocera (Tianjin) Sales & Trading Corporation (currently Kyocera (China) Sales and Trading Corporation), in January 2003 to cultivate the Chinese market through enhancing our marketing ability for both our products manufactured in China as well as our products imported into China. In addition, we established a subsidiary, Kyocera (Tianjin) Solar Energy Co., Ltd., to assemble solar modules, production of which commenced in May 2003, and to reduce manufacturing costs.

In August 2003, we made Kinseki, Limited (later, the company changed its name to Kyocera Crystal Device Corporation, which was subsequently merged with Kyocera through an absorption-type merger in April 2017), a major producer of artificial crystal related products, a wholly-owned subsidiary through a share exchange to strengthen our Electronic Devices Group. We also established Kyocera SLC Technologies Corporation, a manufacturing and sales company of surface laminar circuitry, in order to expand organic material components business (later, the company changed its name to Kyocera Circuit Solutions, Inc., which was subsequently merged with Kyocera through an absorption-type merger in April 2016).

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

We acquired Senco Holdings, Inc., a U.S.-based pneumatic tools manufacturing company (currently Kyocera Senco Industrial Tools, Inc.), in August 2017 and we acquired 80% of shares in Kyocera Industrial Tools Corporation, which was established from the company split of Ryobi Limited’s power tool business under a share transfer agreement in January 2018, in order to promote diversification and expand our industrial tool business.

For a discussion of recent and current capital expenditures, please see Item 5. “Operating and Financial Review and Prospects” of this annual report on Form 20-F. We have had no recent significant divestitures nor are any significant divestitures currently being made.

In addition, for a discussion of our voluntary delisting of our ADSs from the New York Stock Exchange, which became effective on June 26, 2018, please see Item 9.A. “Offer and Listing Details—Price Range of Shares” of this annual report on Form 20-F.

B. Business Overview

Overview

Kyocera is engaged in numerous high-tech fields, from fine ceramic components to electronic devices, equipment, services and networks. Our manufacturing and distribution operations are conducted worldwide. As of March 31, 2018, we had 230 subsidiaries, 4 affiliates outside Japan, 23 subsidiaries and 7 affiliates in Japan. Our customers include individuals, corporations, governments and governmental agencies. For information on our sales by category of activity and information on our sales by geographic area and product segment, please see Item 5.A. “Operating Results” of this annual report on Form 20-F.

Operations

Starting from fiscal 2018, Kyocera has changed the classification of its reporting segments. The new six reporting segments are (1) Industrial & Automotive Components Group, (2) Semiconductor Components Group, (3) Electronic Devices Group, (4) Communications Group, (5) Document Solutions Group, and (6) Life & Environment Group.

Our principal products and services offered in each reporting segment are shown below.

(1) Industrial & Automotive Components Group

Fine Ceramic Components

Automotive Components

Liquid Crystal Displays

Industrial Tools

In this reporting segment, Kyocera provides fine ceramic parts made from a variety of ceramic materials such as alumina and zirconia, utilizing the characteristics of heat, wear and corrosion resistance as well as camera modules infused with optical lens and sensing technology, and liquid crystal displays, primarily in the small- to mid-size range. These products are supplied mainly to the industrial machinery and automotive markets. We also provide industrial tools such as cutting tools for metallic processing and pneumatic and power tools to the automotive, general industrial and construction markets.

(2) Semiconductor Components Group

Ceramic Packages

Organic Multilayer Substrates and Boards

This reporting segment develops, manufactures and sells both inorganic (ceramic) and organic packages and multilayer printed wiring boards for various electronic components and devices such as crystal components, SAW devices and CMOS/CCD sensors for communication infrastructures and for the automotive-related markets.

(3) Electronic Devices Group

Electronic Components (Capacitors, Crystal Devices, Connectors, Power Semiconductor Devices, etc.)

Printing Devices

This reporting segment develops, manufactures and sells a wide variety of electronic components and devices for diverse fields that include information and communications equipment, industrial equipment and automotive-related markets.

(4) Communications Group

Mobile Phones

M2M Modules

Information Systems and Telecommunication Services

This reporting segment develops, manufactures and sells smartphones and mobile phones embedded with our unique functions as well as develops communication modules with expectations of growing demand in the IoT (Internet of Things) society as well as information systems and telecommunication services such as ICT (Information and Communication Technology) solutions, engineering services businesses and so on.

(5) Document Solutions Group

Printers

Multifunctional Products

Document Solutions

Supplies

This reporting segment supplies printers and multifunctional products (MFPs) that realize long life cycle and low running costs thanks to the use of our amorphous silicon photoreceptor drums. We are also rolling out document solutions worldwide that support the optimization of a customer’s document environment through the provision of application software enabling connection between a customer’s document management system and mobile terminals or cloud environments. We are also strengthening our ECM (Enterprise Contents Management) business that computerizes a company’s data so that it can be controlled and managed in a more comprehensive and efficient manner as well as Document BPO that provides outsourcing services for document-related business.

(6) Life & Environment Group

Solar Power Generating System related Products

Medical Devices

Jewelry and Ceramic Knives

This reporting segment develops, manufactures and sells products related life and environment such as solar modules for commercial and residential uses, solar energy related products including storage batteries and energy management systems, medical devices including prosthetic joints and dental prosthetics, jewelry, and kitchen accessories including ceramic knives.

Sales and Distributions

Kyocera’s products and services are supplied worldwide through our sales personnel as well as by sales companies within our group and by third-party distributors.

We have regional sales and design application personnel in strategic locations to provide technical and sales support for customers and distributors. We believe that this combination of distribution channels leads to a high level of market penetration and efficient coverage of services for our customers.

A wide range of component, device and equipment products in the Industrial & Automotive Components Group are sold to various industrial equipment and automotive-related industries worldwide that include the semiconductor industry through our distributors in addition to direct sales.

Most sales in the Semiconductor Components Group are made directly to device, component and equipment manufacturers in Japan and overseas.

Sales in the Electronic Devices Group are made directly to device and equipment manufacturers in Japan and overseas as well as through active use of distributors.

In the Communications Group, we supply smartphones and mobile phones to telecommunications carriers in Japan and North America in the mobile handset business. In the communication modules (M2M modules) business, we supply products mainly through telecommunications carriers to automobile manufacturers and power companies. In the information and communication services business, we provide ICT and management consulting businesses primarily to general companies and public institutions centered on Japan, as well as engineering business to telecommunications carriers, wireless equipment vendors and solar power generation operators.

In the Document Solutions Group, we provide document solutions that resolve customers’ management issues, including Kyocera brand printers and MFPs that boast long life and produce minimal waste, mainly via 35 sales companies in over 140 countries. We primarily deal with major customers around the world by way of direct sales.

In the solar energy business in the Life & Environment Group, solar modules and solar power generating systems are sold to global users via direct sales, sales subsidiaries and other methods, including through distributors. In addition, we sell power storage systems and energy management systems through distributors, franchises and home builders in Japan.

In the medical and dental implant business, prosthetic joints, artificial bones and dental implants are sold to hospitals and dental clinics through distributors.

Jewelry and applied ceramic products such as ceramic knives are sold through direct retail shops and general retailers as well as the internet.

Domestic sales are made predominantly in the Japanese yen, while overseas sales are made in a variety of currencies, but predominantly in the U.S. dollar and the Euro.

Sources and Availability of Raw Materials and Supplies

We purchase a variety of raw materials and other materials for our business activities.

The principal raw materials include alumina, zirconia, silicon nitride, polycrystalline silicon, nickel powder and epoxy resins. These raw materials are used mainly in the manufacturing of products for the Components Business. The main materials supplied for use as key components are chip sets and liquid crystal displays in the Equipment & Systems Business. The Kyocera Group procures some of the materials and components that it uses in its respective businesses from within the Group since it develops a wide range of products spanning from materials to systems and services. The internally manufactured components also include core components that contribute to the differentiation of parts and equipment.

Our basic policy is to procure raw materials and other materials from several companies to ensure stable procurement at a fair price. We may limit the number of suppliers as an exception (1) if the final customer selects the material supplier or (2) to maintain the quality of a final product.

The purchase price of these raw materials and other materials fluctuates depending on the supply-demand situation, the impact of such things as the rising cost of raw materials and fuel, and foreign currency exchange rates in the case purchases are made in foreign currencies from suppliers overseas. Kyocera’s businesses are many and varied, and we are working to enhance our price negotiating power when procuring raw materials and other materials through the ties we have inside the Group. We are also striving to absorb the rising cost of raw materials and other materials in each business by making internal improvements that include cost reductions.

In addition, we may also conclude long-term agreements with suppliers for certain raw materials in consideration of the future supply-demand balance.

In fiscal 2018, we were able to procure raw materials and other materials in line with our production plans.

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

“Kyocera Supply-Chain CSR Deployment Guideline”

https://global.kyocera.com/ecology/social/images/csr_guide.pdf

“Conflict Minerals Report”

https://global.kyocera.com/ir/financial/cmr.html

Patents and Licenses

Our success and competitive position depend on a number of significant patents, licenses and trade secrets relating to our manufacturing and sales processes and products. All of Kyocera’s intellectual properties are considered to be important. However, Kyocera believes that neither its expiration nor termination of any specific intellectual properties would have significant impact on Kyocera’s entire operation. The following table sets forth information, as of March 31, 2018, with respect to our significant patents and license agreements.

(a) License permitted to produce products

Counterparty	Country	Contents	Period
Qualcomm Incorporated	United States	License under patents regarding mobile phone	From August 31, 1996 to patent expiration

(b) License—cross agreements

Counterparty	Country	Contents	Period
Canon Inc.	Japan	License under patents regarding electric photo printer	From April 1, 2012 to patent expiration

Competitive Position

(1) Industrial & Automotive Components Group

Kyocera has continued to cultivate new markets since our founding through the development of fine ceramic materials and products. At present, we supply fine ceramic parts to a wide array of markets such as the information and communications market and the industrial machinery market, which includes semiconductors. We boast production technology and production capacity for these products that enable us to meet customer requirements, which include ceramic materials technology and design expertise accumulated in the process of cultivating new markets. This is one of the key reasons that we have been able to differentiate our products from those of our rivals, and through this, we have established a position as a global leading manufacturer.

In automotive components, we have products that boast the top market share in powertrain parts that utilize fine ceramic technology. In addition, we are striving to increase our share of automotive cameras, an area on the rise to boost automotive safety, by developing new products and technologies.

In liquid crystal displays, we are focusing on the development of small- and medium-sized products and are seeking to expand business mainly for automotive and industrial applications. In particular, we are working to further strengthen our competitiveness by concentrating on the development of new liquid crystal displays for automotive use.

In the industrial tool business, Kyocera’s products are used primarily for metallic processing in automotive-related markets. Although we have many competitors globally, we provide a diverse array of cutting tools for processing machinery based on advanced materials technology that contribute to enhanced productivity for our customers. We are also developing products for a wide range of markets in addition to the automotive industry, including the aviation and energy markets, and are expanding our lineup of pneumatic tools and power tools, for example, through aggressive merger and acquisition activity, in an effort to expand business as a comprehensive tool manufacturer.

(2) Semiconductor Components Group

In this reporting segment, we are working to strengthen global competitiveness by developing business for ceramic material components such as ceramic packages, and business for organic multilayer packages, multilayer printed wiring boards (PWBs) and organic packaging materials.

In the ceramic material components business, Kyocera has established its position as a leader in the global market through sophisticated development, production technology and supply capabilities. We will maximize use of these outstanding management resources and work to broadly expand the application of ceramic material components for the digital consumer equipment market as well as the automotive-related markets, optical communications market, medical market, IoT-related markets and other areas. We are also working to maintain and improve our high market position by actively expanding production capacity in response to growing market needs. Our main competitors in this domain are Japanese manufacturers.

In the organic multilayer package and multilayer PWB business, our main competitors are Japanese and Asian manufacturers. Kyocera has become a leading supplier of high-end flip-chip packages and advanced multilayer PWBs used in communications infrastructure such as servers and routers demanding exceptional electrical properties and reliability. In addition, we are working to develop new products that leverage our capabilities in thin substrate technology amassed over the years, for smartphones and other mobile terminals requiring smaller, thinner packages, to bolster our business competitiveness.

(3) Electronic Devices Group

Kyocera develops and manufactures a wide variety of capacitors, crystal components, connectors, thermal printheads, inkjet printheads, power semiconductors, sensors, and wireless communications antennas. We develop our business with our extensive product lineup for diverse applications worldwide.

Kyocera is a leading supplier of parts for high-end smartphones by focusing on the development of products in cutting-edge fields that meet needs such as for miniaturization and high performance in capacitors, crystal components and connectors. In particular, we are striving to expand our market share in multilayer ceramic capacitors (MLCCs), where demand is growing, by actively introducing new products and increasing production capacity. AVX Corporation (AVX), our subsidiary, is a world-class supplier in the tantalum capacitor market that develops products for a broad array of fields, including general industry, automotive-related and communications infrastructure. AVX is seeking to expand its product lineup and market share through aggressive merger and acquisition activity.

In addition, we boast high market share in thermal printheads used for barcode printing and in inkjet printheads used in industries such as the textile printing market. We are striving to further boost our market share by actively releasing new products and expanding applications.

(4) Communications Group

Kyocera supplies smartphones and feature phones in Japan and overseas. Our main competitors are mobile phone manufacturers in the United States, Asia and Japan. Kyocera is focusing on developing products that provide a level of differentiation such as by adding waterproof and robustness features. In particular, we are developing an array of products, from simple mobile phones to sophisticated smartphones, for the Japanese market, and by doing so, we are meeting diverse user needs. Additionally, we are developing communication modules (M2M modules), an area of growing demand, for automobiles and the IoT and thus striving to expand business fields by developing applications for communications technology. In the communication module field, we have been able to release products ahead of the competition by utilizing relationships with major carriers in Japan that we have built up in our mobile phone business and this has become a strength in terms of enabling response to the increasing sophistication of technology.

In the information and communications services business, Kyocera develops business mainly in Japan. In the ICT business, which primarily involves the development of application-related software and security-related software, we are developing and supplying products that meet user needs in line with the proliferation of the IoT. We have also become a leading company in the LPWA (Low Power Wide Area) communications services field in Japan by securing license as the only operator in Japan that can deploy Sigfox, an LPWA network where there are growing needs.

(5) Document Solutions Group

In this reporting segment, Kyocera manufactures and sells printers and MFPs, and provides solution services in the global market. Our competitors are mainly leading Japanese and U.S. manufacturers of document equipment.

Kyocera develops environmentally friendly products through unique, long-life photoreceptor drums, including amorphous silicon drums and a positive single layer photoconductor (PLSP) drums, and low-power-consumption systems. Our products have been differentiated from the competition by realizing lower running costs. Kyocera is also increasing efficiency in development through the use of platforms and module-based design for equipment, which has heightened cost competitiveness. In addition, we have expanded our product lineup through broad-reaching product development, from high-end to low-end products, and are meeting customer needs.

In addition to expanding equipment development, Kyocera is working to further enhance competitiveness by bolstering our document solutions business. We are building up our MDS (Managed Document Services) business to provide the optimal document environment for each customer through unique HyPAS (Hybrid Platform for Advanced Solutions), which enables users to embed various applications and software that meet user needs in document equipment to connect with a cloud computing environment or mobile terminals. Aside from this, we are further heightening the value we provide to customers in our document solutions business by adding companies that handle ECM (Enterprise Contents Management) and document BPO (Business Process Outsourcing) via merger and acquisition activity.

(6) Life & Environment Group

In this reporting segment, Kyocera mainly provides solar modules and power generating systems. The solar energy industry has a high number of competitors and competition is becoming increasingly severe from the perspectives of price and technology. Despite this, Kyocera is working to expand business by leveraging competitive advantages in products that realize high conversion efficiency and long-term reliability based on technology backed up by experience accumulated over more than 40 years as one of the pioneering companies in the industry.

Kyocera manufactures crystalline silicon solar cells and, in particular, we have an integrated production system for the entire manufacturing process from silicon ingots to solar modules for multicrystalline silicon solar cells, thus allowing thorough quality control and cost reductions in each process. As a result, we can realize exceptional reliability and enhance cost competitiveness. In addition, Kyocera has generated top-class results in installing solar power generating systems for public and commercial use in Japan by providing system design, construction and maintenance. Kyocera is actively seeking to expand its energy solutions business by strengthening development, particularly for power storage batteries and an Energy Management System (EMS), by utilizing the Group’s management resources and knowhow with the aim of capturing demand for home electricity self-consumption, an area that continues to grow. Further, a strong financial base enabling the provision of after-sales service and maintenance over a long period serves as a competitive advantage for us.

In the medical device business, our main products are prosthetic joints and dental implants, and we deal primarily with the Japanese market. Kyocera commands top-class competitiveness as a manufacturer in Japan. In prosthetic joints, we are working to further strengthen competitiveness by leveraging the properties of fine ceramics, which feature high biocompatibility, and developing products with longer life and enhanced antibacterial characteristics. We are also striving to expand business scale as we eye foray into overseas markets.

Apart from the aforementioned strengths in each business, Kyocera also pursues greater synergies within the Group to further strengthen business. In particular, we are promoting the use of artificial intelligence (AI) and robots with the aim of increasing productivity. In addition, we are working to strengthen our competitiveness by aggressively utilizing external management resources, which includes merger and acquisition activity and collaborations.

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

Other Regulation

Kyocera did not conduct any transactions with Iran-related organizations within the scope of Section 13(r) of the U.S. Securities Exchange Act of 1934 in fiscal 2016, 2017 and 2018.

C. Organizational Structure

We had 264 subsidiaries and affiliates as of March 31, 2018. Our management structure is based on a business segment structure. Therefore, the management of each segment is conducted uniformly regardless of whether our operations are conducted by the parent company or by one of our subsidiaries.

The following table sets forth information, as of March 31, 2018, with respect to our significant subsidiaries.

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
(1) Industrial & Automotive Components Group

Kyocera Display Corporation	Japan	100.00%	Development, manufacture and sale of Liquid Crystal Displays

Kyocera Industrial Tools Corporation	Japan	80.00%	Development, manufacture and sale of Industrial Tools

Dongguan Shilong Kyocera Co.,Ltd.	China	90.00%	Manufacture of Liquid Crystal Displays and Industrial Tools

Kyocera Precision Tools Korea Co.,Ltd.	Korea	90.00%	Manufacture and sale of Industrial Tools

Kyocera Senco Industrial Tools, Inc.	United States	100.00%	Development, manufacture and sale of Industrial Tools

Kyocera Fineceramics GmbH	Germany	100.00%	Sale of Fine Ceramic Components, Semiconductor Components and Printing Devices mainly in Europe

Kyocera Unimerco A/S	Denmark	100.00%	Development, manufacture and sale of Industrial Tools

(2) Semiconductor Components Group

Shanghai Kyocera Electronics Co.,Ltd.	China	100.00%	Manufacture of Ceramic Packages

Kyocera Korea Co.,Ltd.	Korea	100.00%	Sale of Semiconductor Components mainly in Korea

Kyocera Asia Pacific Pte. Ltd.	Singapore	100.00%	Sale of Industrial Tools and Semiconductor Components mainly in Asia

Kyocera Vietnam Co.,Ltd.	Vietnam	100.00%	Manufacture of Ceramic Packages

(3) Electronic Devices Group

Kyocera (China) Sales & Trading Corporation	China	90.00%	Sale of Industrial Tools, Ceramic Packages and Electronic Components mainly in China

AVX Corporation	United States	72.31%	Development, Manufacture and sale of Electronic Components

(4) Communications Group

Kyocera Communication Systems Co.,Ltd.	Japan	76.30%	Information Systems and Telecommunication Services

Kyocera International, Inc.	United States	100.00%	Manufacture and sale of Fine Ceramic Components and Semiconductor Components, and sale of Mobile Phones

Name	Country of Incorporation	Percentage held by Kyocera	Main Business

(5) Document Solutions Group

Kyocera Document Solutions Inc.	Japan	100.00%	Development, manufacture and sale of Printers and Multifunctional Products

Kyocera Document Solutions Japan Inc.	Japan	100.00%	Sale of Printers and Multifunctional Products mainly in Japan

Kyocera Document Technology (Dongguan) Co.,Ltd.	China	92.76%	Manufacture of Printers and Multifunctional Products

Kyocera Document Technology Vietnam Co.,Ltd.	Vietnam	100.00%	Manufacture of Printers and Multifunctional Products

Kyocera Document Solutions America, Inc.	United States	100.00%	Sale of Printers and Multifunctional Products mainly in North America

Kyocera Document Solutions Europe B.V.	Netherlands	100.00%	Sale of Printers and Multifunctional Products mainly in Europe

Kyocera Document Solutions Deutschland GmbH	Germany	100.00%	Sale of Printers and Multifunctional Products mainly in Europe

TA Triumph-Adler GmbH	Germany	100.00%	Sale of Printers and Multifunctional Products mainly in Europe

(6) Life & Environment Group

Kyocera Solar Corporation	Japan	100.00%	Construction of Solar Power Generating System related Products

Kyocera (Tianjin) Solar Energy Co.,Ltd.	China	90.00%	Manufacture of Solar Power Generating System related Products

In addition to the above consolidated subsidiaries, Kyocera had 227 other consolidated subsidiaries as of March 31, 2018. Kyocera also had interests in one subsidiary accounted for by the equity method and 11 affiliates accounted for by the equity method as of March 31, 2018.

At a meeting of Board of Directors held on May 25, 2018, Kyocera Corporation made a resolution to conduct an absorption-type merger with Kyocera Display Corporation.

D. Property, Plants and Equipment

As of March 31, 2018, we had property, plants and equipment with a net book value of ¥300,924 million. During the five years ended March 31, 2018, we invested a total of ¥336,514 million for additions to property, plants and equipment. Our property, plants and equipment are subject to some material encumbrances or environmental issues. See Item 5.A. “Operating Results” of this annual report on Form 20-F.

The following table sets forth information with respect to our principal manufacturing facilities as of March 31, 2018.

Name of Plant	Location	Status	Floor Space	Principal Products Manufactured
			(in thousands of square feet)
Japan

Hokkaido Kitami Plant	Kitami, Hokkaido	Owned	295	Mobile Phones, M2M Modules, Ceramic Packages, Fine Ceramic Components

Yamagata Higashine Plant	Higashine, Yamagata	Owned	388	Electronic Components

Niigata Shibata Plant	Shibata, Niigata	Owned	330	Organic Multilayer Substrates and Boards

Toyama Nyuzen Plant	Shimoniikawa, Toyama	Owned	327	Organic Multilayer Substrates and Boards

Nagano Okaya Plant	Okaya, Nagano	Owned	386	Fine Ceramic Components, Industrial Tools, Printing Devices

Tamaki Plant	Watarai, Mie	Owned	393	Toner

Shiga Gamo Plant	Higashi-Ohmi, Shiga	Owned	692	Fine Ceramic Components, Ceramic Packages

Shiga Yokaichi Plant	Higashi-Ohmi, Shiga	Owned	1,511	Fine Ceramic Components, Industrial Tools, Solar Power Generating System related Products

Shiga Yasu Plant	Yasu, Shiga	Owned	1,810	Solar Power Generating System related Products, Liquid Crystal Displays

Kyoto Ayabe Plant	Ayabe, Kyoto	Owned	843	Organic Multilayer Substrates and Boards

Hirakata Plant	Hirakata, Osaka	Owned	593	Toner

Kagoshima Sendai Plant	Satsuma-Sendai, Kagoshima	Owned	2,006	Fine Ceramic Components, Industrial Tools, Semiconductor Components

Name of Plant	Location	Status	Floor Space	Principal Products Manufactured
			(in thousands of square feet)

Kagoshima Kokubu Plant	Kirishima, Kagoshima	Owned	2,462	Fine Ceramic Components, Automotive Components Ceramic Packages, Electronic Components, Printing Devices

Kagoshima Hayato Plant	Kirishima, Kagoshima	Owned	278	Printing Devices

United States

Balboa Plant	San Diego, California	Owned	258	Ceramic Packages

Fountain Inn Plant	Fountain Inn, South Carolina	Owned	370	Electronic Components

Broadwell Plant	Cincinnati, Ohio	Owned	541	Industrial Tools

Mexico

Tijuana Plant	Tijuana	Owned	362	Semiconductor Components

El Salvador

San Salvador Plant	San Salvador	Owned	420	Electronic Components

France

Saint-Apollinaire Plant	Saint-Apollinaire	Leased	322	Electronic Components

Czech Republic

Lanskroun Plant	Lanskroun	Owned	542	Electronic Components

Uherske Hradiste Plant	Uherske Hradiste	Owned	336	Electronic Components
China

Tianjin Plant	Tianjin	Owned	520	Electronic Components

Tianjin Plant	Tianjin	Owned	308	Solar Power Generating System related Products

Shanghai Pudong Plant	Shanghai	Owned	1,026	Ceramic Packages

Zhangjiagang Plant	Zhangjiagang, Jiangsu	Owned	365	Liquid Crystal Displays

Shilong Plant	Dongguan, Guangdong	Owned	2,331	Printers, Multifunctional Products

Shilong Plant	Dongguan, Guangdong	Owned	697	Industrial Tools, Liquid Crystal Displays, Printing Devices

Dalian Plant	Dalian	Owned	518	Industrial Tools

Thailand

Lamphun Plant	Lamphun	Owned	264	Electronic Components

Vietnam

Hung Yen Plant	Hung Yen	Owned	959	Ceramic Packages

Hai Phong Plant	Hai Phong	Owned	794	Printers, Multifunctional Products

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

Starting from fiscal 2018, Kyocera has changed the classification of its reporting segments to “Industrial & Automotive Components Group,” “Semiconductor Components Group,” “Electronic Devices Group,” “Communications Group,” “Document Solutions Group,” and “Life & Environment Group.” For detailed information on the new reporting segment classification, please refer to Note 17 in Kyocera’s consolidated financial statements included in this annual report on Form 20-F.

For fiscal 2018, sales increased in the Components Business due to strong component demand in information and communications, automotive-related and industrial machinery markets, coupled with vigorous expansion of production capacity. Sales in the Document Solutions Group also increased due to the launch of new products and aggressive sales promotion activities. Merger and acquisition activities also contributed. As a result, consolidated net sales for fiscal 2018 increased by ¥154,285 million, or 10.8%, compared with fiscal 2017, to ¥1,577,039 million. This result is a record high for fiscal year sales.

Profit from operations decreased by ¥8,967 million, or 8.6%, to ¥95,575 million, income before income taxes decreased by ¥5,983 million, or 4.3%, to ¥131,866 million and net income attributable to Kyocera Corporation’s shareholders decreased by ¥22,054 million, or 21.2%, to ¥81,789 million, compared with fiscal 2017. These results were due to the recording of a write-down in the amount of ¥50,165 million relating to long-term purchase agreements for procurement of polysilicon material in the solar energy business, included within the Life & Environment Group, which more than offset improvements in profitability in the Components Business and the Document Solutions Group resulting from the sales growth and efforts to reduce costs and raise productivity. Tax expenses primarily resulting from amendments to U.S. tax law and incurred by subsidiaries such as our U.S. subsidiary AVX Corporation pushed down net income attributable to Kyocera Corporation’s shareholders by approximately ¥11 billion.

Average exchange rates for fiscal 2018 were ¥111 to the U.S. dollar, marking depreciation of ¥3 (2.8%), and ¥130 to the Euro, marking depreciation of ¥11 (9.2%), from fiscal 2017. As a result, net sales and income before income taxes after translation into yen for fiscal 2018 were pushed up by approximately ¥39 billion and ¥16 billion, respectively, compared with fiscal 2017.

Adoption of IFRS and Voluntary Delisting of ADSs from the New York Stock Exchange

On February 26, 2018, we decided to adopt IFRS for our consolidated financial statements in place of the current U.S. GAAP following a resolution at a meeting of the Board of Directors on that same date to further strengthen and improve the efficiency of our financial reporting. We plan to begin disclosing our consolidated financial statements according to IFRS from the three months ending June 30, 2018.

On June 15, 2018, we filed a Form 25 with the Securities and Exchange Commission for the voluntary delisting of our ADSs from the New York Stock Exchange and the related deregistration with the Securities and Exchange Commission. In addition, on June 26, 2018, we also filed a Form 15F with the Securities and Exchange Commission to terminate our reporting obligations under the U.S. Securities Exchange Act of 1934.

Results of Operations

Fiscal 2018 compared with Fiscal 2017

The following table shows a summary of Kyocera’s results of operations for fiscal 2017 and fiscal 2018:

	Years ended March 31,				Increase (Decrease)
	2017		2018
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Net sales	¥1,422,754	100.0	¥1,577,039	100.0	¥154,285	10.8
Cost of sales	1,049,472	73.8	1,200,911	76.1	151,439	14.4

Gross profit	373,282	26.2	376,128	23.9	2,846	0.8
Selling, general and administrative expenses	268,740	18.9	280,553	17.8	11,813	4.4

Profit from operations	104,542	7.3	95,575	6.1	(8,967)	(8.6)

Other income (expenses):
Interest and dividend income	32,364	2.3	40,498	2.6	8,134	25.1
Interest expense	(901)	(0.0)	(1,395)	(0.1)	(494)	—
Foreign currency transaction gains (losses), net	1,278	0.1	(827)	(0.1)	(2,105)	—
Gains on sales of securities, net	193	0.0	1,629	0.1	1,436	744.0
Other, net	373	0.0	(3,614)	(0.2)	(3,987)	—

Total other income (expenses)	33,307	2.4	36,291	2.3	2,984	9.0

Income before income taxes	137,849	9.7	131,866	8.4	(5,983)	(4.3)
Income taxes	28,442	2.0	46,881	3.0	18,439	64.8

Net income	109,407	7.7	84,985	5.4	(24,422)	(22.3)
Net income attributable to noncontrolling interests	(5,564)	(0.4)	(3,196)	(0.2)	2,368	—

Net income attributable to Kyocera Corporation’s shareholders	¥103,843	7.3	¥81,789	5.2	¥(22,054)	(21.2)

Net Sales

Net sales in fiscal 2018 increased by ¥154,285 million, or 10.8%, to ¥1,577,039 million, compared with ¥1,422,754 million in fiscal 2017.

Net sales in the Components Business in fiscal 2018 increased by ¥133,248 million, or 18.6%, to ¥850,002 million, compared with ¥716,754 million in fiscal 2017. Sales of industrial tools and display products for automotive markets as well as sales of capacitors and crystal components used in smartphones increased due to strong demand, and M&As also contributed.

Net sales in the Equipment & Systems Business increased by ¥12,945 million, or 1.8%, to ¥738,805 million, compared with ¥725,860 million in fiscal 2017. Sales increased due mainly to the expansion of sales volume by successful launching of new products in the Document Solutions Group and a contribution of increased sales of information and communications services business in spite of a negative impact caused by the downsizing of the solar energy business in the United States and the decline in sales of the U.S. market in the telecommunications equipment business.

Due mainly to the impact of the yen’s depreciation against the U.S. dollar and Euro, net sales after translation into the yen in fiscal 2018 were pushed up by approximately ¥39 billion, compared with fiscal 2017.

For details regarding net sales, please refer to page 35, “Business Overview by Reporting Segment.”

Net Sales by Geographic Segment

(1) Japan

Sales in Japan in fiscal 2018 increased by ¥15,404 million, or 2.6%, to ¥614,043 million, compared with ¥598,639 million in fiscal 2017. This was due mainly to an increase in sales of the Communications Group.

(2) Asia

Sales in Asia in fiscal 2018 increased by ¥59,636 million, or 19.6%, to ¥363,649 million, compared with ¥304,013 million in fiscal 2017. This was due mainly to an increase in sales of the Electronic Devices Group and the Semiconductor Components Group.

(3) Europe

Sales in Europe in fiscal 2018 increased by ¥77,314 million, or 32.8%, to ¥312,669 million, compared with ¥235,355 million in fiscal 2017. This was due mainly to an increase in sales of the Document Solutions Group and the Electronic Devices Group, which were affected by M&As.

(4) United States of America

Sales in the United States of America in fiscal 2018 decreased by ¥4,177 million, or 1.8%, to ¥224,791 million, compared with ¥228,968 million in fiscal 2017. This was due mainly to the downsizing of the solar energy business and the decline in sales of the Communications Group.

(5) Others

Sales in Others in fiscal 2018 increased by ¥6,108 million, or 11.0%, to ¥61,887 million, compared with ¥55,779 million in fiscal 2017. This was due mainly to an increase in sales of the Document Solutions Group.

Cost of Sales and Gross Profit

In fiscal 2018, cost of sales increased by ¥151,439 million, or 14.4%, to ¥1,200,911 million from ¥1,049,472 million in fiscal 2017. The increase was caused primarily by the recording of a write-down in the amount of ¥50,165 million relating to long-term purchase agreements for procurement of polysilicon material in the solar energy business, in addition to the higher sales and the effect of M&As.

Raw material costs of ¥477,299 million accounted for 39.7% of total cost of sales in fiscal 2018, which increased by ¥73,224 million, or 18.1%, from ¥404,075 million in fiscal 2017. Labor costs of ¥235,454 million accounted for 19.6% of total cost of sales in fiscal 2018, which increased by ¥16,463 million, or 7.5%, from ¥218,991 million in fiscal 2017. Depreciation expense of ¥62,220 million accounted for 5.2% of total cost of sales in fiscal 2018, which increased by ¥6,205 million, or 11.1%, from ¥56,015 million in fiscal 2017.

As a result, gross profit in fiscal 2018 increased by ¥2,846 million, or 0.8%, to ¥376,128 million from ¥373,282 million in fiscal 2017. The gross profit ratio to net sales decreased by 2.3 percentage points from 26.2% to 23.9%.

With respect to the recording of a write-down relating to long-term purchase agreements for procurement of polysilicon material in the solar energy business, please refer to “Write-down of Long-term Purchase Agreements” in Item 5.F. “Tabular Disclosure of Contractual Obligations.”

Selling, General & Administrative Expenses and Profit from Operations

In fiscal 2018, selling, general and administrative expenses increased by ¥11,813 million, or 4.4%, to ¥280,553 million from ¥268,740 million in fiscal 2017.

Labor costs of ¥159,981 million accounted for 57.0% of total selling, general and administrative expenses in fiscal 2018, an increase of ¥10,295 million, or 6.9%, from ¥149,686 million in fiscal 2017. Sales promotion and advertising costs of ¥44,835 million accounted for 16.0% of total selling, general and administrative expenses in fiscal 2018, an increase of ¥621 million, or 1.4%, from ¥44,214 million in fiscal 2017. Depreciation expense of ¥14,763 million accounted for 5.3% of total selling, general and administrative expenses in fiscal 2018, an increase of ¥1,786 million, or 13.8%, from ¥12,977 million in fiscal 2017.

As a result, profit from operations in fiscal 2018 decreased by ¥8,967 million, or 8.6%, to ¥95,575 million, compared with ¥104,542 million in fiscal 2017. The operating margin decreased by 1.2 percentage points to 6.1% in fiscal 2018, compared with 7.3% in fiscal 2017.

Interest and Dividend Income

Interest and dividend income in fiscal 2018 increased by ¥8,134 million, or 25.1%, to ¥40,498 million, compared with ¥32,364 million in fiscal 2017. This was due mainly to an increase in dividend income from KDDI Corporation.

Interest Expense

Interest expense in fiscal 2018 increased by ¥494 million, or 54.8%, to ¥1,395 million, compared with ¥901 million in fiscal 2017.

Foreign Currency Transaction

The average exchange rates for fiscal 2018 were ¥111 to the U.S. dollar, marking depreciation of ¥3 (2.8%), and ¥130 to the Euro, marking depreciation of ¥11 (9.2%), from fiscal 2017. The exchange rates at March 31, 2018 were ¥106 to the U.S. dollar, marking appreciation of ¥6 (5.4%), and ¥131 to the Euro, marking depreciation of ¥11 (9.2%), from March 31, 2017. Kyocera recorded foreign currency transaction losses of ¥827 million in fiscal 2018.

Kyocera typically enters into forward exchange contracts to reduce currency exchange risks on foreign currency denominated receivables and payables. Kyocera confines its use of forward exchange contracts for hedging its foreign exchange rate exposures, and does not utilize forward exchange contracts for trading purposes.

Gains and Losses from Investments

Gains on sales of securities in fiscal 2018 increased by ¥1,436 million, or 744.0%, to ¥1,629 million, compared with ¥193 million in fiscal 2017.

Income before Income Taxes

Income before income taxes in fiscal 2018 decreased by ¥5,983 million, or 4.3%, to ¥131,866 million compared with ¥137,849 million in fiscal 2017. Margin of income before income taxes against net sales decreased by 1.3 percentage points to 8.4% compared with 9.7% in fiscal 2017.

Operating profit in the Components Business in fiscal 2018 increased by ¥34,008 million, or 43.4%, to ¥112,318 million, compared with ¥78,310 million in fiscal 2017. The significant increase was caused by the increase in sales and cost reductions.

Operating profit in the Equipment & Systems Business for fiscal 2018 decreased by ¥46,761 million, compared with profit of ¥37,953 million posted in fiscal 2017 and operating loss of ¥8,808 million was posted. This was due mainly to the recording of a write-down relating to long-term purchase agreements for procurement of polysilicon material in the solar energy business, which was partly offset by significant increases in profits of the Document Solutions Group and the information and communications services business.

Due mainly to the impact of the yen’s depreciation against the U.S. dollar and Euro, income before income taxes after translation into the yen in fiscal 2018 were pushed up by approximately ¥16 billion, compared with fiscal 2017.

For a detail of income before income taxes, please refer to “Business Overview by Reporting Segment” below.

Income Taxes

Current and deferred income taxes in fiscal 2018 increased by ¥18,439 million, or 64.8% to ¥46,881 million, of which the effective tax rate was 35.6%, compared with ¥28,442 million in fiscal 2017, of which the effective tax rate was 20.6%. This was due mainly to recording one-time tax expenses of ¥13,860 million in our U.S. subsidiaries such as AVX Corporation, caused by the tax reform in U.S.

Net Income Attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests in fiscal 2018 decreased by ¥2,368 million, or 42.6%, to ¥3,196 million compared with ¥5,564 million in fiscal 2017. This was due mainly to a decrease in net income of AVX Corporation, for which there is a noncontrolling interest of approximate 30% in fiscal 2018.

Business Overview by Reporting Segment

The following table shows a breakdown of Kyocera’s total consolidated net sales in fiscal 2017 and fiscal 2018 by the six reporting segments:

	Years ended March 31,				Increase (Decrease)
	2017		2018
	Amount	%	Amount	%	Amount	%

	(Yen in millions)
Industrial & Automotive Components Group	¥230,229	16.2	¥287,620	18.2	¥57,391	24.9
Semiconductor Components Group	245,727	17.3	257,237	16.3	11,510	4.7
Electronic Devices Group	240,798	16.9	305,145	19.4	64,347	26.7

Total Components Business	716,754	50.4	850,002	53.9	133,248	18.6
Communications Group	252,641	17.7	255,535	16.2	2,894	1.1
Document Solutions Group	324,012	22.8	371,058	23.5	47,046	14.5
Life & Environment Group	149,207	10.5	112,212	7.1	(36,995)	(24.8)

Total Equipment & Systems Business	725,860	51.0	738,805	46.8	12,945	1.8
Others	22,066	1.5	18,827	1.2	(3,239)	(14.7)
Adjustments and eliminations	(41,926)	(2.9)	(30,595)	(1.9)	11,331	—

Net sales	¥1,422,754	100.0	¥1,577,039	100.0	¥154,285	10.8

The following table shows a breakdown of Kyocera’s total consolidated income before income taxes, and operating profit for fiscal 2017 and fiscal 2018 by the six reporting segments:

	Years ended March 31,				Increase (Decrease)
	2017		2018
	Amount	%*	Amount	%*	Amount	%

	(Yen in millions)
Industrial & Automotive Components Group	¥22,442	9.7	¥32,557	11.3	¥10,115	45.1
Semiconductor Components Group	25,310	10.3	32,476	12.6	7,166	28.3
Electronic Devices Group	30,558	12.7	47,285	15.5	16,727	54.7

Total Components Business	78,310	10.9	112,318	13.2	34,008	43.4
Communications Group	8,528	3.4	5,061	2.0	(3,467)	(40.7)
Document Solutions Group	28,080	8.7	41,141	11.1	13,061	46.5
Life & Environment Group	1,345	0.9	(55,010)	—	(56,355)	—

Total Equipment & Systems Business	37,953	5.2	(8,808)	—	(46,761)	—
Others	(1,759)	—	1,621	8.6	3,380	—

Operating profit	114,504	8.0	105,131	6.7	(9,373)	(8.2)
Corporate gains and equity in earnings of affiliates and an unconsolidated subsidiary	24,636	—	28,460	—	3,824	15.5
Adjustments and eliminations	(1,291)	—	(1,725)	—	(434)	—

Income before income taxes	¥137,849	9.7	¥131,866	8.4	¥(5,983)	(4.3)

*	% to net sales of each corresponding segment

Kyocera has changed the classification of its reporting segments from fiscal 2018. Business results for fiscal 2017 have been reclassified in line with the change to reporting segment classifications.

(1) Industrial & Automotive Components Group

Sales in the Industrial & Automotive Components Group for fiscal 2018 increased by ¥57,391 million, or 24.9%, to ¥287,620 million, compared with ¥230,229 million for fiscal 2017. Sales of industrial tools increased due to growing demand in automotive-related markets and merger and acquisition activities. Sales of automotive displays and fine ceramic parts also increased steadily. Sales in this reporting segment were buoyed by merger and acquisition activities, which increased sales by approximately ¥21 billion, and the yen’s depreciation, which added approximately ¥8 billion.

Operating profit for fiscal 2018 increased by ¥10,115 million, or 45.1%, to ¥32,557 million, compared with ¥22,442 million for fiscal 2017. The operating profit ratio improved from 9.7% in fiscal 2017 to 11.3% in fiscal 2018. The significant increase in operating profit can be attributed to several factors, namely sales growth, enhanced profitability and improved profit margins due primarily to cost reductions, and the addition of approximately ¥1.5 billion owing to the yen’s depreciation.

(2) Semiconductor Components Group

Sales in the Semiconductor Components Group for fiscal 2018 increased by ¥11,510 million, or 4.7%, to ¥257,237 million, compared with ¥245,727 million for fiscal 2017. This increase was due to an increase in sales of ceramic packages for smartphones and organic packages for automotive applications as well as the addition of approximately ¥5 billion owing to the yen’s depreciation.

Operating profit increased by ¥7,166 million, or 28.3%, to ¥32,476 million, compared with ¥25,310 million for fiscal 2017. The operating profit ratio improved to 12.6% from 10.3% in fiscal 2017. The increase in profit was due to sales growth, enhanced profitability and improved profit margins owing mainly to cost reductions, and the addition of approximately ¥3 billion owing to the yen’s depreciation.

(3) Electronic Devices Group

Sales in the Electronic Devices Group for fiscal 2018 increased by ¥64,347 million, or 26.7%, to ¥305,145 million, compared with ¥240,798 million for fiscal 2017. Sales of capacitors and crystal components increased due to the launch of new products and expansion of production capacity on the back of solid demand for smartphone parts. In addition, increased demand for printing devices for industrial equipment also contributed to this result. Sales in this reporting segment were buoyed by merger and acquisition activities at AVX Corporation, which increased sales by approximately ¥23 billion compared with fiscal 2017, as well as the addition of approximately ¥6 billion owing to the yen’s depreciation.

Operating profit increased by ¥16,727 million, or 54.7%, to ¥47,285 million, compared with ¥30,558 million for fiscal 2017. The operating profit ratio improved to 15.5% from 12.7% in fiscal 2017. The significant increase in operating profit can be attributed to several factors, namely sales growth, the effect of new products, increased sales of highly profitable components, and enhanced profitability due mainly to cost reductions, coupled with the addition of approximately ¥2 billion owing to the yen’s depreciation.

(4) Communications Group

Sales in the Communications Group for fiscal 2018 increased by ¥2,894 million, or 1.1%, to ¥255,535 million, compared with ¥252,641 million for fiscal 2017. Despite sales growth in the information and communications services business, primarily in the engineering business, sales decreased in the telecommunications equipment business due mainly to a decline in sales volume of mobile phones through a reduction of production ratio for low-end handsets for the U.S. market. Additionally, total sales volume of mobile phones in fiscal 2018 decreased by approximately 20% compared with fiscal 2017.

Operating profit decreased by ¥3,467 million, or 40.7%, to ¥5,061 million, compared with ¥8,528 million for fiscal 2017. Despite an increase in profit in the information and communications services business due to sales growth, operating profit was down due to the impact of lower sales in the telecommunications equipment business combined with a total increase of around ¥1 billion in depreciation and R&D expenses in this reporting segment.

(5) Document Solutions Group

Sales in the Document Solutions Group for fiscal 2018 increased by ¥47,046 million, or 14.5%, to ¥371,058 million, compared with ¥324,012 million for fiscal 2017. Sales volume increased by approximately 10% due to the introduction of new products and aggressive sales promotion activities. In addition, merger and acquisition activities conducted in the fiscal 2018 lifted sales by around ¥12 billion compared with fiscal 2017, while the yen’s depreciation added approximately ¥19 billion to the total.

Operating profit increased by ¥13,061 million, or 46.5%, to ¥41,141 million, compared with ¥28,080 million for fiscal 2017. The operating profit ratio improved to 11.1% from 8.7% in fiscal 2017. The considerable increase in operating profit can be attributed to cost reductions and enhanced productivity coupled with the addition of approximately ¥10 billion owing to the yen’s depreciation.

(6) Life & Environment Group

Sales in the Life & Environment Group for fiscal 2018 decreased by ¥36,995 million, or 24.8%, to ¥112,212 million, compared with ¥149,207 million for fiscal 2017. This decrease was due to the downsizing of the solar energy business in the United States and lower sales in the key solar energy market of Japan.

In addition to the impact of the decrease in sales in the solar energy business, operating loss of ¥55,010 million was recorded due primarily to a write-down relating to the long-term purchase agreements for the procurement of polysilicon material in the solar energy business.

As a result of a decline in the profitability of the solar energy business, the net realizable value of polysilicon material was less than the purchase price under the agreements and pursuant to the lower of cost or net realizable value approach, Kyocera recorded a write-down in an amount equivalent to the difference between net realizable value and purchase price. The total amount of the write-down was ¥50,165 million, including a write-down of future material purchase commitments and the current polysilicon materials already purchased pursuant to the agreements, and the write-down was included in “cost of sales” in Kyocera’s consolidated income statements for fiscal 2018.

(7) Corporate gains and equity in earnings of affiliates and an unconsolidated subsidiary

Corporate gains and losses mainly constitute gains or losses related to financial assets and income related to management supporting service provided by Kyocera’s head office to each reporting segment. Such income increased by ¥3,824 million, or 15.5%, to ¥28,460 million, compared with ¥24,636 million in fiscal 2017. This was due mainly to an increase in dividends received from KDDI Corporation, despite recording loss relating liquidation of a subsidiary.

Results of Operations

Fiscal 2017 compared with Fiscal 2016

The following table shows a summary of Kyocera’s results of operations for fiscal 2016 and fiscal 2017:

	Years ended March 31,				Increase (Decrease)
	2016		2017
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Net sales	¥1,479,627	100.0	¥1,422,754	100.0	¥(56,873)	(3.8)
Cost of sales	1,093,467	73.9	1,049,472	73.8	(43,995)	(4.0)

Gross profit	386,160	26.1	373,282	26.2	(12,878)	(3.3)
Selling, general and administrative expenses	279,361	18.9	268,740	18.9	(10,621)	(3.8)
Loss on impairment of goodwill	14,143	0.9	—	—	(14,143)	—

Profit from operations	92,656	6.3	104,542	7.3	11,886	12.8

Other income (expenses):
Interest and dividend income	28,609	1.9	32,364	2.3	3,755	13.1
Interest expense	(1,814)	(0.1)	(901)	(0.0)	913	—
Foreign currency transaction gains, net	3,820	0.2	1,278	0.1	(2,542)	(66.5)
Gains on sales of securities, net	20,600	1.4	193	0.0	(20,407)	(99.1)
Other, net	1,712	0.1	373	0.0	(1,339)	(78.2)

Total other income (expenses)	52,927	3.5	33,307	2.4	(19,620)	(37.1)

Income before income taxes	145,583	9.8	137,849	9.7	(7,734)	(5.3)
Income taxes	31,392	2.1	28,442	2.0	(2,950)	(9.4)

Net income	114,191	7.7	109,407	7.7	(4,784)	(4.2)
Net income attributable to noncontrolling interests	(5,144)	(0.3)	(5,564)	(0.4)	(420)	—

Net income attributable to Kyocera Corporation’s shareholders	¥109,047	7.4	¥103,843	7.3	¥(5,204)	(4.8)

Net Sales

Net sales in fiscal 2017 decreased by ¥56,873 million, or 3.8%, to ¥1,422,754 million, compared with ¥1,479,627 million in fiscal 2016.

Net sales in the Components Business in fiscal 2017 increased by ¥12,526 million, or 1.8%, to ¥716,754 million, compared with ¥704,228 million in fiscal 2016. Net sales in the Industrial & Automotive Components Group and the Semiconductor Components Group increased compared with the fiscal 2016 supported by increases in automobile sales in Asia and investment in communications infrastructure.

Net sales in the Equipment & Systems Business in fiscal 2017 decreased by ¥70,132 million, or 8.8%, to ¥725,860 million, compared with ¥795,992 million in fiscal 2016. Net sales in the Communications Group decreased due to a decline in sales volume as a result of a revision in product strategy. And sales in the solar energy business decreased due primarily to market price erosion.

Due mainly to the impact of the yen’s appreciation against the U.S. dollar and Euro, net sales after translation into the yen in fiscal 2017 were pushed down by approximately ¥94 billion, compared with fiscal 2016.

For details regarding net sales, please refer to page 41, “Business Overview by Reporting Segment.”

Net Sales by Geographic Segment

(1) Japan

Sales in Japan in fiscal 2017 decreased by ¥9,003 million, or 1.5%, to ¥598,639 million, compared with ¥607,642 million in fiscal 2016. This was due mainly to a decline in sales in the Communications Group.

(2) Asia

Sales in Asia in fiscal 2017 decreased by ¥3,731 million, or 1.2%, to ¥304,013 million, compared with ¥307,744 million in fiscal 2016. This was due primarily to the declines in sales in the Industrial & Automotive Components Group and the Semiconductor Components Group, which were affected by the negative impact of the yen’s appreciation.

(3) Europe

Sales in Europe in fiscal 2017 decreased by ¥18,027 million, or 7.1%, to ¥235,355 million, compared with ¥253,382 million in fiscal 2016. This was due mainly to a decline in sales in the Electronic Devices Group and the Document Solutions Group, which were affected by the negative impact of the yen’s appreciation.

(4) United States of America

Sales in the United States of America in fiscal 2017 decreased by ¥21,235 million, or 8.5%, to ¥228,968 million, compared with ¥250,203 million in fiscal 2016. This was due mainly to the negative impact of the yen’s appreciation as well as to a decline in sales in the solar energy business.

(5) Others

Sales in Others in fiscal 2017 decreased by ¥4,877 million, or 8.0%, to ¥55,779 million, compared with ¥60,656 million in fiscal 2016. This was due mainly to a decline in sales in the Semiconductor Components Group and the Document Solutions Group, which were affected by the negative impact of the yen’s appreciation.

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

In fiscal 2016, impairment loss on goodwill in the amount of ¥14,143 million was recognized in the liquid crystal displays business included in the Industrial & Automotive Components Group.

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

Operating profit in the Components Business in fiscal 2017 decreased by ¥449 million, or 0.6%, to ¥78,310 million, compared with ¥78,759 million in fiscal 2016. Operating profit in the Equipment & Systems Business in fiscal 2017 increased by ¥7,825 million, or 26.0%, to ¥37,953 million, compared with ¥30,128 million in fiscal 2016.

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

Business Overview by Reporting Segment

The following table shows a breakdown of Kyocera’s total consolidated net sales in fiscal 2016 and fiscal 2017 by the six reporting segments:

	Years ended March 31,				Increase (Decrease)
	2016		2017
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Industrial & Automotive Components Group	¥221,978	15.0	¥230,229	16.2	¥8,251	3.7
Semiconductor Components Group	236,265	16.0	245,727	17.3	9,462	4.0
Electronic Devices Group	245,985	16.6	240,798	16.9	(5,187)	(2.1)

Total Components Business	704,228	47.6	716,754	50.4	12,526	1.8
Communications Group	285,608	19.3	252,641	17.7	(32,967)	(11.5)
Document Solutions Group	336,308	22.7	324,012	22.8	(12,296)	(3.7)
Life & Environment Group	174,076	11.8	149,207	10.5	(24,869)	(14.3)

Total Equipment & Systems Business	795,992	53.8	725,860	51.0	(70,132)	(8.8)
Others	23,374	1.6	22,066	1.5	(1,308)	(5.6)
Adjustments and eliminations	(43,967)	(3.0)	(41,926)	(2.9)	2,041	—

Net sales	¥1,479,627	100.0	¥1,422,754	100.0	¥(56,873)	(3.8)

The following table shows a breakdown of Kyocera’s total consolidated income before income taxes, and operating profit for fiscal 2016 and fiscal 2017 by the six reporting segments:

	Years ended March 31,				Increase (Decrease)
	2016		2017
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Industrial & Automotive Components Group	¥3,684	1.7	¥22,442	9.7	¥18,758	509.2
Semiconductor Components Group	41,707	17.7	25,310	10.3	(16,397)	(39.3)
Electronic Devices Group	33,368	13.6	30,558	12.7	(2,810)	(8.4)

Total Components Business	78,759	11.2	78,310	10.9	(449)	(0.6)
Communications Group	3,065	1.1	8,528	3.4	5,463	178.2
Document Solutions Group	27,106	8.1	28,080	8.7	974	3.6
Life & Environment Group	(43)	—	1,345	0.9	1,388	—

Total Equipment & Systems Business	30,128	3.8	37,953	5.2	7,825	26.0
Others	(2,729)	—	(1,759)	—	970	—

Operating profit	106,158	7.2	114,504	8.0	8,346	7.9
Corporate gains and equity in earnings of affiliates and an unconsolidated subsidiary	39,534	—	24,636	—	(14,898)	(37.7)
Adjustments and eliminations	(109)	—	(1,291)	—	(1,182)	—

Income before income taxes	¥145,583	9.8	¥137,849	9.7	¥(7,734)	(5.3)

*	% to net sales of each corresponding segment

Kyocera has changed the classification of its reporting segments from fiscal 2018. Business results for fiscal 2016 and 2017 have been reclassified in line with the change to reporting segment classifications.

(1) Industrial & Automotive Components Group

Sales in the Industrial & Automotive Components Group with fiscal 2017 increased compared for fiscal 2016, due to an increase in sales of automotive components, automotive displays and industrial tools, despite the negative impact of yen’s appreciation.

Operating profit for fiscal 2017 has increased compared with fiscal 2016, due mainly to the absence of impairment loss on goodwill in the amount of ¥14,143 million and non-current assets in the amount of ¥3,814 million in the display business recorded in fiscal 2016.

(2) Semiconductor Components Group

Sales in the Semiconductor Components Group for fiscal 2017 increased compared with fiscal 2016, due to an increase in sales of ceramic packages for optical communications and other applications, despite the negative impact of the yen’s appreciation and sluggish demand for organic multilayer boards for communications infrastructure.

Operating profit for fiscal 2017 decreased compared with fiscal 2016 due to the absence of a gain on the sale of an asset in the amount of approximately ¥12 billion recorded in fiscal 2016, as well as to the negative impact of the yen’s appreciation and a decline in profit from the organic materials business.

(3) Electronic Devices Group

Sales in Electronic Devices Group for fiscal 2017 decreased compared with fiscal 2016. The decrease in this reporting segment was due to a decline in sales for printing devices and connectors, and price erosion in capacitors and other products, despite sales contribution of crystal components and display business. The yen’s appreciation also pushed down the amount of sales in the Electronic Devices Group.

(4) Communications Group

Sales in the Communications Group for fiscal 2017 decreased compared with fiscal 2016. The decrease in sales in this reporting segment was due to a decline in sales volume of a reduction in the production ratio of low-end mobile phones for the overseas market, which was pursuant to Kyocera’s product strategy to specialize in distinctive mobile phones with unique features, such as high durability.

On the other hand, operating profit for fiscal 2017 improved compared with fiscal 2016 due to the effect of the product strategy and the improvement in the cost of sales ratio as results of structural reforms such as consolidation of production sites.

(5) Document Solutions Group

Sales in the Document Solutions Group for fiscal 2017 decreased compared with fiscal 2016 due to the negative impact of the yen’s appreciation, which was more than enough to offset solid sales volume for equipment supported by aggressive sales activities for new products.

Operating profit for fiscal 2017 increased compared with fiscal 2016 due to the effect of cost reduction and improvement in operating profit ratio through an increase in sales volume of new products, despite the negative impact of the yen’s appreciation.

(6) Life & Environment Group

Sales in the Life & Environment Group for fiscal 2017 decreased compared with fiscal 2016 as a result of the decline in sales from the solar energy business due to a reduction in product prices worldwide and a decline in purchase price under the feed-in tariff system in Japan.

However, operating profit for fiscal 2017 increased compared with fiscal 2016, as results of structural reforms.

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

Kyocera recognized inventory write-downs of ¥9,215 million in fiscal 2017 and ¥28,721 million in fiscal 2018. The write-downs in fiscal 2018 included ¥19,280 million of the write-down of current polysilicon materials already purchased pursuant to the long-term purchase agreements in the solar energy business.

Kyocera also evaluated the future material purchase commitments under the agreements at the lower of cost and net realizable value, and recognized the write-down in the amount of ¥30,885 million in fiscal 2018.

For detailed information regarding the write-down, please refer to Note 5 in Kyocera’s consolidated financial statements included in this annual report on Form 20-F.

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

Kyocera recognized losses on impairment of debt and equity securities of ¥31 million and ¥873 million in fiscal 2017 and 2018.

Kyocera is currently a major shareholder of KDDI Corporation. The price fluctuation of the shares of KDDI Corporation may affect Kyocera’s financial conditions. The unrealized gain on the shares of KDDI Corporation held by Kyocera at March 31, 2018 had decreased by ¥68,863 million, or 9.4%, to ¥667,420 million compared with ¥736,283 million at March 31, 2017, due to a fluctuation of the market price of the shares of KDDI Corporation. For detailed information on the gross unrealized gain or loss, see Note 3 to Kyocera’s consolidated financial statements in this annual report on Form 20-F.

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

Kyocera recognized an impairment loss on goodwill in the amount of ¥14,143 million which was included in loss on impairment of goodwill in the consolidated statement of income for fiscal 2016 in the liquid crystal displays business included in the Industrial & Automotive Components Group due to a decline in the fair value of its business based on its updated future estimated cash flows, reflecting the deterioration of the profitability.

For detailed information of these acquisitions, see Note 9 to Kyocera’s consolidated financial statements in this annual report on Form 20-F.

Deferred Tax Assets

Kyocera records deferred tax assets with valuation allowances to adjust their carrying amounts when it believes that it is more likely than not that the assets will not be realized. The valuation of deferred tax assets principally depends on the estimation of future taxable income and feasible tax planning strategies. If future taxable income is lower than expected due to future market conditions or poor operating results, significant adjustments to deferred tax assets may be required. At March 31, 2018, deferred tax assets amounted to ¥111,585 million, which Kyocera considers will more likely than not be realized in the future. Kyocera considers the reasonableness of the recoverability of the deferred tax assets in the future, considering the comparison between the amounts of income from continuing operations before income taxes and income taxes in fiscal 2018.

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

Kyocera determines the discount rate by referencing the yield on high quality fixed income securities. The rate of increase in compensation levels is determined based mainly on results of operations and inflation. The expected return on plan assets is determined based on the rate of historical earnings and Kyocera’s expectation of future performance of the funds in which plan assets are invested. Kyocera annually reviews the assumptions underlying its actuarial calculations, making adjustments based on current market conditions, if necessary.

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

Effect on projected benefit obligations as of March 31, 2018
(Yen in millions)
Discount rates:
0.1% decrease	¥2,329
0.1% increase	(2,296)

Effect on income before income taxes for the year ending March 31, 2019
(Yen in millions)
Discount rates:
0.1% decrease	¥15
0.1% increase	(13)
Expected long-term rate of return on plan assets:
0.1% decrease	(180)
0.1% increase	180

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

Revenue Recognition

Kyocera generates revenue principally through the sale of the following markets: information and communications, industrial machinery, automotive-related and environment and energy. Kyocera’s operations consisted of the following reporting segments: (1) Industrial & Automotive Components Group, (2) Semiconductor Components Group, (3) Electronic Devices Group, (4) Communications Group, (5) Document Solutions Group and (6) Life & Environment Group.

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

For most customer orders, the transfer of ownership and revenue recognition occurs at the time of shipment of the products to the customer. For the remainder of customer orders, the transfer of ownership and revenue recognition occurs at the time of receipt of the products by the customer, with the exception of sales of printers and multifunctional products in the Document Solutions Group and solar power generating system related products in the Life & Environment Group for which sales are made to end users together with installation services. The transfer of ownership and revenue recognition in these cases occur at the completion of installation and customer acceptance, as Kyocera have no further obligations under the contracts and all revenue recognition criteria under ASC 605, “Revenue Recognition,” are met. When Kyocera provides a combination of products and services, the arrangement is evaluated under ASC 605-25, “Multiple-Element Arrangements.”

In addition, in the Document Solutions Group, Kyocera may enter into sales contracts and lease agreements ranging from one to seven years directly with end users. Sales contracts and lease agreements may include installation services and have customer acceptance clauses. For sales and sales-type lease agreements, revenue is recognized at the completion of installation and customer acceptance which usually occurs on the same business day as delivery. For sales-type leases, unearned income (which represents interest) is amortized over the lease term using the effective interest method in accordance with ASC 840, “Leases.”

For all sales in the above segments, product returns are only accepted if the products are determined to be defective. There are no price protections, stock rotation or returns provisions, except for certain programs in the Electronic Devices Group as noted below.

Sales Incentives

In the Electronic Devices Group, sales to independent electronic component distributors may be subject to various sale programs for which a provision for incentive programs is recorded as a reduction of revenue at the time of sale, as further described below in accordance with ASC 605-50, “Customer Payments and Incentives” and ASC 605-15, “Products.”

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

(b) Distributor Ship-from-Stock and Debit Program

Ship-from-Stock and Debit (ship and debit) is a program designed to assist distributors in meeting competitive prices in the marketplace on sales to their end customers. Ship and debit programs require a request from the distributor for a pricing adjustment of a specific part for a sale to the distributor’s end customers from the distributor’s stock. Ship and debit authorizations may cover current and future distributor activity for a specific part for a sale to their customers. In accordance with ASC 605, “Revenue Recognition,” at the time Kyocera records the sales to distributors, an allowance for the estimated future distributor activities related to such sales is provided since it is probable that such sales to distributors will result in ship and debit activities. In accordance with ASC 605-15,“Products,” Kyocera records an estimated sales allowance based on sales during the period, credits issued to distributors, distributor inventory levels, historical trends, market conditions, pricing trends noted in direct sales activity with original equipment manufacturers and other customers, and input from sales, marketing and other key management personnel. These procedures require the exercise of significant judgments. Kyocera believes that these procedures enable Kyocera to make reliable estimates of future credits under the ship and debit program. Kyocera’s actual results have historically approximated its estimates.

Sales Rebates

In the case of sales to distributors in the Industrial & Automotive Components Group and Document Solutions Group, Kyocera provides cash rebates when predetermined sales targets are achieved during a certain period. Provisions for sales rebates are recorded as a reduction of revenue at the time of revenue recognition based on the best estimate of forecasted sales to each distributor in accordance with ASC 605-50, “Customer Payments and Incentives.”

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

In the Document Solutions Group, Kyocera provides a standard one year manufacturer’s warranty on its products. For sales directly to end users, Kyocera offers extended warranty plans that may be purchased and that are renewable in one year incremental periods at the end of the warranty term. Service revenues are recognized over the term of the related service maintenance contracts in accordance with ASC 605-20, “Services.”

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

At March 31, 2018, gross unrecognized tax benefits amounted to ¥1,407 million. Kyocera does not anticipate the final resolution of procedures to have a material impact on the consolidated statements of income in the future.

Recently Adopted Accounting Standards

On April 1, 2017, Kyocera adopted Accounting Standards Update (“ASU”) No. 2016-07, “Investments—Simplifying the Transition to the Equity Method of Accounting.” The accounting standard eliminates the requirement to retroactively adopt the equity method of accounting when an investment qualifies for use of the equity method as a result of an increase in the level of ownership interest or degree of influence. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

New standards and interpretations not yet adopted

Kyocera plans to voluntary adoption of IFRS to its consolidated financial statements in place of the current U.S. GAAP from the fiscal year ending March 31, 2019. As of March 31, 2018, the following list is newly established or amended IFRS standards and interpretations that are mandatory adopted by Kyocera from the fiscal year ending March 31, 2019 and 2020.

IFRS		Mandatory adoption (From the year beginning)	To be adopted by Kyocera	Outline of the new / revised standards
IFRS 9	Financial Instruments	January 1, 2018	From the fiscal year ending March 31, 2019	Revised accounting standard for financial instruments

IFRS 15	Revenue from contracts with customers	January 1, 2018	From the fiscal year ending March 31, 2019	Revised accounting standard for revenue recognition

IFRS 16	Leases	January 1, 2019	From the fiscal year ending March 31, 2020	Revised accounting standard for leases

Kyocera is currently assessing the possible impacts that these applications will have on Kyocera’s consolidated financial statements.

B. Liquidity and Capital Resources

Capital Resources

Kyocera’s net cash provided by operating activities in fiscal 2018 was ¥158,953 million, and cash and cash equivalents at March 31, 2018 were ¥424,938 million. In addition, Kyocera also held significant amount of highly-liquid financial assets. Based on those facts, Kyocera does not expect to face any liquidity issue in the foreseeable future. In the short term, Kyocera expects cash demands for funds for capital expenditures, R&D activities and payments of dividends to shareholders in addition to working capital of operational activities. Kyocera’s primary source of short-term liquidity is cash generated by operations. Certain subsidiaries also generate capital in the form of loans from financial institutions. At March 31, 2018, Kyocera’s short-term borrowings and long-term debt including current portion totaled ¥29,675 million. The ratio to total assets of 0.9% continues to reflect a low level of dependence. Most borrowings were denominated in the Euro and certain borrowings were denominated in other currencies. Details of these borrowings are described in “Tabular Disclosure of Contractual Obligations,” which also includes the information regarding obligations for the acquisition or construction of property, plant and equipment.

Capital expenditures in fiscal 2018 increased by ¥18,738 million, or 27.6%, to ¥86,519 million, compared with ¥67,781 million in fiscal 2017. In fiscal 2018, capital expenditures in the Industrial & Automotive Components Group and the Electronic Devices Group increased due mainly to capital expenditures in the products for the industrial machinery and to expand its production capacity compared with fiscal 2017. R&D expenses in fiscal 2018 increased by ¥2,862 million, or 5.2%, to ¥58,273 million, compared with ¥55,411 million in fiscal 2017. Almost all capital and R&D expenditures were funded by using cash at hand.

During fiscal 2019, Kyocera expects total capital expenditures to be approximately ¥110,000 million and R&D expenses to be approximately ¥70,000 million. Kyocera expects that total capital expenditures will increase due mainly to capital expenditures in the products for the industrial machinery and to expand its production capacity. Kyocera also expects that R&D expenses will increase compared with fiscal 2018. Kyocera will promote R&D activities of new products and technologies in order to expand the business. Nearly all capital and R&D expenditures will be funded by using cash on hand. Kyocera intends to increase the proportion of capital and

R&D expenditures to sales in fiscal 2019 as compared with fiscal 2018. Kyocera believes that it needs to invest its resources continuously in the development of new business areas and enhancement of technology in order to create new products and commercialize advanced technologies, and thereby secure future earnings streams.

During fiscal 2018, Kyocera made several acquisitions of businesses to develop existing businesses and to advance into new businesses. The total acquisition costs in fiscal 2018, net cash acquired, were ¥75,322 million and were all funded by using cash in hand.

Kyocera contributed ¥12,321 million to its benefit pension plans in fiscal 2018 and Kyocera expects to contribute ¥12,025 million to its benefit pension plans in fiscal 2019. At March 31, 2018, Kyocera’s funded status of its benefit pension plans ensured the sources of funds sufficient to cover the pension benefits paid to participants and beneficiaries, and large amounts of additional contributions are not considered to be necessary. Kyocera expects contributions to pension plan assets will be made by using cash on hand.

In fiscal 2018, Kyocera Corporation paid cash dividends totaling ¥44,125 million, at ¥120 per share. Kyocera Corporation received approval at the general meeting of shareholders held on June 26, 2018 for the payment of year-end dividends totaling ¥22,062 million, or ¥60 per share, on June 27, 2018 to all shareholders of record on March 31, 2018.

At March 31, 2018, Kyocera’s working capital totaled ¥1,056,630 million, a decrease of ¥17,406 million, or 1.6%, compared with ¥1,074,036 million at March 31, 2017. This was mainly due to an increase in trade payables. Our working capital requirements, capital expenditures, debt repayments and other obligations were funded by using cash on hand.

Undistributed earnings of foreign subsidiaries which are intended to be reinvested indefinitely amounted to ¥311,877 million as of March 31, 2018. Accordingly, cash and cash equivalents and investments in securities amounts held by Kyocera’s foreign subsidiaries, totaling ¥245,622 million as of March 31, 2018, are not intended to be used as dividend distributions to Kyocera for use in Japan at present. Kyocera currently believes it does not need the cash and investments held by its foreign subsidiaries to be repatriated back to Japan at least in fiscal 2019 as it has adequate liquidity within Japan to support its Japanese operations.

Kyocera believes cash on hand will be sufficient to fund all cash requirements outlined above during fiscal 2019. Consequently, Kyocera does not currently intend to use any other external financing sources that might affect its credit agency ratings. If cash generated by operations are insufficient for funding purposes, Kyocera retains other financing options, including external sources, such as short-term borrowings or long-term debts, as well as financing directly in the capital markets through issuances of debt or equity securities. As evidenced by equity to assets ratio of 74.0% at March 31, 2018, Kyocera maintains a strong financial position, which leads Kyocera to believe that any capital requirements could be secured from external sources at a relatively low cost. Kyocera also maintains good business relationships with several major financial institutions.

Any future significant deterioration in market demand for Kyocera’s products, or a slump in product prices to levels substantially below those projected by Kyocera, could adversely affect Kyocera’s operating results and financial condition, possibly resulting in reduced liquidity.

Cash flows

Fiscal 2018 compared with Fiscal 2017

The following table shows a summary of Kyocera’s cash flows for fiscal 2017 and fiscal 2018:

	Years ended March 31,		Increase (Decrease)
	2017	2018
	Amount	Amount	Amount

	(Yen in millions)
Cash flows from operating activities	¥164,231	¥158,953	¥(5,278)
Cash flows from investing activities	(112,089)	(53,128)	58,961
Cash flows from financing activities	(47,972)	(51,620)	(3,648)
Effect of exchange rate changes on cash and cash equivalents	(1,995)	(5,462)	(3,467)
Net increase in cash and cash equivalents	2,175	48,743	46,568
Cash and cash equivalents at beginning of year	374,020	376,195	2,175
Cash and cash equivalents at end of year	¥376,195	¥424,938	¥48,743

Net cash provided by operating activities for fiscal 2018 decreased by ¥5,278 million, or 3.2%, to ¥158,953 million from ¥164,231 million for fiscal 2017. This was due mainly to a decrease in net income, which exceeded cash flow adjustments related to an increase in accrued income taxes.

Net cash used in investing activities for fiscal 2018 decreased by ¥58,961 million, or 52.6%, to ¥53,128 million from ¥112,089 million for fiscal 2017. This was due mainly to a decrease in purchases of held-to-maturity securities, which was partly offset by an increase in payments for acquisitions of businesses.

Net cash used in financing activities for fiscal 2018 increased by ¥3,648 million, or 7.6%, to ¥51,620 million from ¥47,972 million for fiscal 2017. This was due mainly to an increase in dividends paid.

A decrease in cash and cash equivalents due to the effect of exchange rate changes of ¥5,462 million for fiscal 2018 was caused mainly by the yen’s appreciation against the U.S. dollar between March 31, 2017 and March 31, 2018.

Cash and cash equivalents at March 31, 2018 totaled ¥424,938 million, an increase of ¥48,743 million, or 13.0%, from ¥376,195 million at March 31, 2017. Most of Kyocera’s cash and cash equivalents were denominated in the yen but certain cash and cash equivalents, mainly in overseas subsidiaries, were denominated in foreign currencies, such as the U.S. dollar.

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

Assets, Liabilities and Equity

Kyocera’s total assets at March 31, 2018 increased by ¥46,607 million, or 1.5%, to ¥3,157,077 million, compared with ¥3,110,470 million at March 31, 2017.

Cash and cash equivalents increased by ¥48,743 million, or 13.0%, to ¥424,938 million, due mainly to withdrawal of certificate deposits, redemption from maturities of held-to-maturity investments and increases from net cash gained by operating activities.

Short-term investments in debt securities decreased by ¥46,680 million, or 55.1%, to ¥38,023 million, due mainly to redemption from maturities of held-to-maturity investments.

Other short-term investments decreased by ¥53,889 million, or 25.3%, to ¥158,779 million, due mainly to withdrawal of time deposits.

Trade accounts receivables increased by ¥40,085 million, or 13.8%, to ¥331,570 million, due mainly to the effect of M&As in fiscal 2018 and increase in sales for the three months ended March, 2018 compared with the three months ended March, 2017.

Inventories increased by ¥33,720 million, or 10.2%, to ¥364,875 million due mainly to the effect of M&As in fiscal 2018 as well as increases in demand, despite recording of a write-down in the amount of ¥19,280 million relating to the current polysilicon material already purchased pursuant to long-term purchase agreements.

Long-term investments in debt and equity securities decreased by ¥80,219 million, or 7.1%, to ¥1,050,537 million, due mainly to declines in market value of shares of KDDI Corporation and other equity securities at March 31, 2018 compared with March 31, 2017.

Total property, plant and equipment at cost, net of accumulated depreciation, at March 31, 2018 increased by ¥34,320 million, or 12.9%, to ¥300,924 million compared with March 31, 2017. Capital expenditure was ¥86,519 million and depreciation was ¥70,137 million in fiscal 2018.

Goodwill increased by ¥33,798 million, or 30.6%, to ¥144,268 million, and intangible assets increased by ¥18,951 million, or 30.9%, to ¥80,186 million, due mainly to the effect of M&As in fiscal 2018.

Kyocera’s total liabilities at March 31, 2018 increased by ¥41,010 million, or 5.9%, to ¥732,571 million, compared with ¥691,561 million at March 31, 2017.

Trade notes and accounts payable increased by ¥20,274 million, or 15.7%, to ¥149,734 million, due mainly to the effect of M&As in fiscal 2018 and increase in purchases in line with an increase in sales compared with March 31, 2017.

Other current liabilities increased by ¥18,760 million, or 51.7%, to ¥55,017 million, due mainly to the provision of a reserve of ¥18,340 million relating to long-term purchase agreements for procurement of polysilicon material in the solar energy business.

Deferred tax liabilities decreased by ¥35,329 million, or 13.6%, to ¥223,530 million, due mainly to decreases in market value of shares of KDDI Corporation and other equity securities at March 31, 2018 compared with March 31, 2017.

Other non-current liabilities increased by ¥20,183 million, or 101.4%, to ¥40,095 million, due mainly to the provision of a reserve of ¥12,545 million relating to long-term purchase agreements for procurement of polysilicon material in the solar energy business and accounting for taxation on overseas retained earnings due to incurred by subsidiaries such as our U.S. subsidiary AVX Corporation.

Total equity at March 31, 2018 increased by ¥5,597 million, or 0.2%, to ¥2,424,506 million, compared with ¥2,418,909 million at March 31, 2017.

Retained earnings at March 31, 2018 increased by ¥37,664 million, or 2.3%, to ¥1,675,780 million, compared with ¥1,638,116 million at March 31, 2017 due to net income attributable to Kyocera Corporation’s shareholders for fiscal 2018 of ¥81,789 million offset in cash dividend payments of ¥44,125 million.

Accumulated other comprehensive income decreased by ¥35,499 million, or 7.9%, to ¥411,980 million. Net unrealized gains on securities decreased by ¥40,091 million, or 8.0%, due to decreases in market values of the shares of KDDI Corporation and other equity securities at March 31, 2018 compared with March 31, 2017. Foreign currency translation adjustments decreased by ¥1,551 million to ¥(17,911) million, due mainly to the effect of the yen’s appreciation.

Kyocera Corporation’s shareholders’ equity ratio at March 31, 2018 was 74.0%, decreased by 1.1 percentage points compared with 75.1% at March 31, 2017.

Noncontrolling interests in subsidiaries increased by ¥3,570 million, or 4.2%, to ¥88,260 million, due mainly to the acquisition of Ryobi Limited’s power tool business, compared with ¥84,690 million at March 31, 2017.

C. Research and Development, Patents and Licenses, etc.

Kyocera seeks to create businesses that will become core to the group in the future by developing new technologies and products in each business and integrating group-wide management resources. In particular, we are focusing on R&D of new high-value-added technologies and products in the information and communications market, the automotive-related markets, the environment and energy market and the medical and healthcare market, where there is high growth potential.

Kyocera is strengthening the development of new products that leverage communications technology and of other technologies with the aim of taking advantage of all new business opportunities in respective fields alongside the proliferation of the IoT. In addition, we are working to strengthen R&D toward the greater use of AI (Artificial intelligence) and robots that contribute to enhanced productivity, among other benefits.

An outline of R&D activities in the reporting segments follows.

(1) Industrial & Automotive Components Group

In this reporting segment, Kyocera is engaged in the R&D of various products and systems mainly for the industrial machinery and automotive-related markets.

Kyocera is engaged in fundamental research to further enhance our fine ceramic materials technology, processing technology and design technology that we have accumulated since our earliest days. We are working to develop new products in a wide range of markets by leveraging these core technologies. In addition, we are working on the development of components and materials for next-generation equipment, which is characterized by advanced integration that includes micro wiring and 3D structures, for the buoyant semiconductor processing equipment market. We also actively utilize external resources, which includes starting development of nitride ceramics boasting exceptional heat conductivity and mechanical properties enabling use in higher temperatures, in conjunction with an outside company.

Further, we are working to enhance the efficiency of cell stacks for SOFC (Solid Oxide Fuel Cell) systems for residential use where there are expectations for proliferation as new clean energy supply systems in the environment and energy market, by leveraging fine ceramics technology. We are also strengthening the development of an SOFC system for industrial use and parts for various next-generation high-efficiency devices.

In automotive-related markets, business opportunity is expected to increase along with the progress in areas such as ADAS (Advanced Driving Assistant System). We are developing high-value-added products for this market. This includes strengthening development of software aimed at achieving more sophisticated image recognition technology for automotive camera systems.

We are also developing TFT liquid crystal displays, differentiated particularly with ultra-low-power-consumption products and high-permeability products, as well as products that apply TFT deposition technology, for various industrial markets in addition to automotive-related markets.

In industrial tools, we are working to expand business domain to the industrial machinery and construction markets in addition to automotive-related markets, and our products are used for metallic processing in a wide array of markets such as the automotive, energy and infrastructure, and aircraft business fields. Kyocera is strengthening the development of high-quality and high-precision cutting tools from the materials technology stage that contribute to increased productivity for users as well as developing new products in power and pneumatic tools with increased product appeal by leveraging various technologies held within the Kyocera Group.

(2) Semiconductor Components Group

In the digital consumer equipment market, which is typified by smartphones and tablet terminals, needs are growing for equipment that is more sophisticated as well as smaller and thinner. In line with this, electronic components used in such equipment are getting smaller while semiconductors are becoming more refined.

In the information and communications network market, there is demand for the creation of fast, large-capacity communications infrastructure partly spurred by progress in the IoT. In the automotive market, there is a need to further respond to advancements in electrifications and lower power consumption. Demand for various sensors is also increasing, for use in these core markets. In order to respond to these market trends and expand the business, Kyocera is working to develop new high-value-added products that leverage our own unique material, design and processing technologies.

In the ceramic package business, we are working on the development of high-strength, high-rigidity, ultra-small and thin ceramic packages for electronic devices that employ micro wiring as well as ceramic packages for optical communications that are capable of even higher frequency and ceramic packages for LEDs boasting thermal dissipation and exceptional durability.

In the organic multilayer package business, we are strengthening the development of fine-pitch, thin, highly precise flip-chip packages and module substrates capable of high-speed signal and high bandwidth memory. In addition, we are working on the development of products that employ new materials that respond to high frequency in the organic multilayer board business.

In the chemical business, which supports these businesses through material technology, we are working on the synthesis of new materials and strengthening the development of new material compounding technologies to meet needs for enhanced functionality for information and communications market and automotive-related markets in addition to improving electrical properties such as insulating reliability. This functionality includes thermal hardening, photo-reactivity, and shape and stress stability.

(3) Electronic Devices Group

Along with the increasing demand for device sophistication and the shift to multi-bands for communications terminals such as smartphones, it is necessary to make components smaller and more reliable for those terminals.

To meet these market needs, Kyocera is developing such products as small, high-capacitance ceramic capacitors with enhanced reliability relative to temperature and humidity, as well as small, low-loss and highly reliable SAW devices, small, high-performance crystal components, fine-pitch, low-profile connectors enabling high-speed transmission, and high-efficiency antennas.

In the automotive and industrial equipment markets, we are developing ceramic capacitors and connectors with enhanced high-temperature reliability and pressure resistance, power semiconductors including discrete products and power modules, and various control devices.

In addition to further enhancing the properties of each component, we are pushing ahead with the development of high-value-added modules that combine various components.

Additionally, in inkjet printheads mainly for the commercial printing market, we are working on the development of products with enhanced durability on top of enabling higher speed and higher image quality required in digital printing.

Further, we are developing products that apply piezoelectric and other technologies for the medical and healthcare market, which includes digital healthcare.

(4) Communications Group

In the mobile phone business, Kyocera is strengthening the development of communications terminals with exceptional waterproof, dust prevention and shock-resistant features. We are also working to shorten development time of such distinctive terminals by promoting the standardization of platforms and modules for terminals.

In the information and communication services business, we are actively working on the development of products that support the proliferation of the IoT. We are striving to develop platforms and security-related software related to the collection, management and use of data taken from diverse terminals and networks in line with increasingly complex and sophisticated customer needs alongside use of the IoT. We are also strengthening the development of platforms and software that leverage deep learning for services that utilize AI (Artificial Intelligence) in image and text analysis as use of AI grows in corporate and other business fields.

In addition, we are strengthening the development of communications modules (M2M modules) for telematics as well as the IoT market, which includes LPWA (Low Power Wide Area) technology enabling wireless communications over a wide area yet with low power consumption, through the integration of Kyocera’s component, terminal and system technology. We are also vigorously pushing ahead with development to expand and boost the convenience of wireless network systems through LPWA technology, efforts that include tie-ups with outside organizations.

(5) Document Solutions Group

Kyocera is developing printers and MFPs that have exceptional environmental performance and economic efficiency, which are key features of Kyocera, in order to ensure differentiation from competitors. In terms of equipment, we are focusing on the development of printers and MFPs with long life and minimal waste and are working to provide products that feature reduced running costs and excellent environmental friendliness by minimizing consumable components that lead to waste. We also continue to work on improving toner in the pursuit of high image quality and more energy savings in an effort to increase added value.

In terms of document solution services, we are pushing ahead with the development of products including application software that contributes to information sharing and business efficiency by connecting with mobile equipment, the cloud environment and document management systems owned by customers. By way of merger and acquisition activity, we are also strengthening our ECM (Enterprise Contents Management) business that computerizes a company’s data so that it can be managed and run in a more comprehensive and efficient manner together with document BPO (Business Process Outsourcing) business, an outsourcing service for document-related operations. We are striving to develop new services by integrating these acquired businesses with existing businesses.

(6) Life & Environment Group

In the solar energy business, we are working to improve product performance and quality as well as enhance the degree of freedom in installation, which includes efforts to enhance the conversion efficiency of monocrystalline and multicrystalline silicon solar cells, boost the output and durability of modules, and develop products that enable installation on roofs, the surface of the water and agricultural land of varying shapes and sizes, for instance.

We are also focusing on the development of efficient energy management systems that enable the use of power generated from solar power systems as well as peripheral solar energy equipment and systems, which includes increasing the capacity and decreasing the size of battery storage systems, amid changing needs in power usage from bought power to self-consumption. We are also strengthening development aimed at expanding our business into the total energy solution field by pushing ahead with the development of technology for the purpose of increasing business in the demand response and virtual power plant markets in line with the deregulation of electric power.

In the medical equipment business, we mainly deal with prosthetic joints and dental implants, and are actively developing products that reduce burden on the user based on fine ceramics, which boast exceptional biocompatibility. Specifically, we are working on the development of surface treatment technology realizing long life by minimizing wear to the prosthetic joints, as well as products with enhanced antibacterial properties, in collaboration with external institutions.

The following table shows a break down of Kyocera’s total R&D expenses in fiscal 2016, 2017 and 2018 by the six reporting segments:

	Years ended March 31,			Increase (Decrease)
	2016	2017	2018
	Amount	Amount	Amount	%

	(Yen in millions)
Industrial & Automotive Components Group	¥9,416	¥10,728	¥10,571	(1.5)
Semiconductor Components Group	3,557	3,743	3,550	(5.2)
Electronic Devices Group	9,015	9,297	10,898	17.2

Total Components Business	21,988	23,768	25,019	5.3
Communications Group	4,289	2,953	3,849	30.3
Document Solutions Group	24,021	21,674	22,259	2.7
Life & Environment Group	3,923	3,157	4,268	35.2

Total Equipment & Systems Business	32,233	27,784	30,376	9.3
Others	4,534	3,859	2,878	(25.4)

R&D expenses	¥58,755	¥55,411	¥58,273	5.2

% to net sales	4.0%	3.9%	3.7%

Note:	Kyocera has changed the classification of its reporting segments from fiscal 2018. R&D expenses for fiscal 2016 and for fiscal 2017 have been reclassified in line with the change to reporting segment classifications.

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

In the information and communications market, there was solid demand for components embedded in smartphones in the context of device proliferation and increased sophistication. Despite a softening in growth rate in the smartphone market, there is expected to be ongoing need in the 2018 calendar year for smaller and more sophisticated components for smartphones alongside the enhanced performance of these devices. As a result of these trends, we project an increase in sales of Kyocera’s high-value-added components in the next fiscal year as well. In addition, we expect an increase in business opportunities for Kyocera’s components, systems and services for various communications infrastructure that includes optical communications and LPWA (Low Power Wide Area) on the back of a forecast increase in wireless communication needs such as for higher speeds following proliferation and expansion of the IoT.

In automotive-related markets, automobile sales volume in the 2018 calendar year is projected to be solid due to growing needs for automated driving, safety and enhanced environmental performance. In line with this, we forecast continued growth in demand for our camera modules, displays, communication modules, electronic components and parts for LED headlights.

Kyocera’s main products in the environment and energy market are solar cells and modules. The core Japanese market is projected to slump due to the impact of a decline in purchase price in the feed-in tariff system. In contrast, demand is increasing for power storage batteries and EMS in the context of movement toward self-consumption of electricity, and as such, we are forecasting an increase in demand for the equipment that Kyocera handles. Overseas, demand is expected to increase in the Thai market for solar power generation systems on the back of measures to encourage investment aimed at reducing environmental burden.

Kyocera is developing an actual SOFC system in addition to the system’s core components following expectations of proliferation and expansion as new clean energy supply systems. Kyocera projects demand to increase for these growth-potential products over the medium term.

In addition, we are witnessing a trend to build ADR (Automated Demand Response) systems enabling the efficient use of energy, particularly renewable energy, and we forecast needs in this field to grow going forward.

Kyocera’s main products in the medical and healthcare market are prosthetic joints. We command the top market share in the market for prosthetic joints in Japan among Japanese manufacturers and have gained a high degree of trust from medical personnel. Going forward, we will strive to expand business in overseas markets with large market volume. We will also continue striving to increase sales of dental implants and other products. Moreover, Kyocera participates in projects related to regenerative medicine based on collaboration with external organizations and is working to create new businesses for the future in such fields as digital healthcare.

E. Off-Balance Sheet Arrangements

Refer to Note 13 in Kyocera’s consolidated financial statements included in this annual report on Form 20-F.

As a part of our ongoing business, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F. Tabular Disclosure of Contractual Obligations

The following table provides information about Kyocera’s contractual obligations and other commercial commitments that will affect Kyocera’s liquidity for the next several years, as of March 31, 2018. Kyocera anticipates that the funds required to fulfill these debt obligations and commitments will be cash at hand.

Contractual obligations	Less than 1 year	2-3 years	4-5 years	Thereafter	Total
	(Yen in millions)
Short-term borrowings	¥145	¥—	¥—	¥—	¥145
Interest payments for short-term borrowings*	12	—	—	—	12
Long-term debt (including due within one year)	9,293	14,927	4,963	347	29,530
Interest payments for long-term debt*	966	905	183	7	2,061
Long-term purchase agreements for the supply of raw material**	60,100	54,305	—	—	114,405
Operating leases	6,753	7,851	3,140	2,981	20,725
Obligations for the acquisition or construction of property, plant and equipment	34,524	200	7	—	34,731

Total contractual obligations	¥111,793	¥78,188	¥8,293	¥3,335	¥201,609

*	For Kyocera’s variable interest rate of borrowings and debt, Kyocera utilized the rates in effect as of March 31, 2018 when estimating schedule of interest payments.
**	Kyocera recorded a write-down relating to the long-term purchase agreements for the procurement of polysilicon material in the solar energy business in fiscal 2018. For detailed information regarding the write-down, please refer to Note 5 in Kyocera’s consolidated financial statements included in this annual report on Form 20-F.

In addition to contractual obligations shown in the above tables, Kyocera forecasts to contribute ¥12,025 million to its defined benefit pension plans in fiscal 2019. Kyocera recorded liabilities of ¥1,407 million for gross unrecognized tax benefits in accordance with FASB’s ASC 740, “Income Taxes” at March 31, 2018, which are not included in the above table because we are unable to make reasonable estimates of the period of settlements. For detailed information, see Note 15 to Kyocera’s consolidated financial statements in this annual report on Form 20-F.

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

The following table shows Kyocera’s Directors and Audit & Supervisory Board Members as of June 26, 2018.

Name	Date of Birth	Position	Since	Term
Goro Yamaguchi	January 21, 1956	Representative Director and Chairman	2009 (Chairman 2017)	*1
Hideo Tanimoto	March 18, 1960	Representative Director and President	2016 (President 2017)	*1
Ken Ishii	October 6, 1953	Director	2012	*1
Hiroshi Fure	February 24, 1960	Director	2013	*1
Yoji Date	September 20, 1956	Director	2013	*1
Norihiko Ina	September 16, 1963	Director	2017	*1
Keiji Itsukushima	May 3, 1958	Director	2017	*1
Koichi Kano	September 21, 1961	Director	2016	*1
Shoichi Aoki	September 19, 1959	Director	2009	*1
Takashi Sato	September 22, 1960	Director	2017	*1
Junichi Jinno	May 7, 1955	Director	2018	*2
John Sarvis	March 4, 1950	Director	2016	*1
Robert Whisler	February 17, 1953	Director	2016	*1
Tadashi Onodera	February 3, 1948	Outside Director	2013	*1
Hiroto Mizobata	July 31, 1963	Outside Director	2015	*1
Atushi Aoyama	August 2, 1960	Outside Director	2016	*1
Itsuki Harada	August 5, 1955	Full-time Audit & Supervisory Board Member	2016	*3
Osamu Nishieda	January 10, 1943	Audit & Supervisory Board Member	1993	*3
Hitoshi Sakata	January 22, 1953	Outside Audit & Supervisory Board Member	2016	*3
Masaaki Akiyama	January 4, 1945	Outside Audit & Supervisory Board Member	2016	*3

*1	The term of office of a Director is two years after his election at the close of the ordinary general meeting of shareholders held on June 27, 2017.
*2	The term of office of a Director is one year after his election at the close of the ordinary general meeting of shareholders held on June 26, 2018.
*3	The term of office of an Audit & Supervisory Board Member is four years after his election at the close of the ordinary general meeting of shareholders held on June 24, 2016.

Goro Yamaguchi has served as the Representative Director and Chairman of Kyocera Corporation since 2017. He became an Executive Officer in 2003, a Senior Executive Officer in 2005, a Managing Executive Officer in 2009 and the Representative Director and President in 2013. He joined Kyocera Corporation in 1978 and has served as the Representative Director and Chairman of Kyoto Purple Sanga Co., Ltd., the Representative Director and Chairman of Kyocera Communication Systems Co., Ltd., the Representative Director and Chairman of Kyocera

Document Solutions Inc. and the Representative Director and Chairman of Kyocera Realty Development Co., Ltd.

Hideo Tanimoto has served as the Representative Director and President of Kyocera Corporation since 2017. He became an Executive Officer in 2015 and a Managing Executive Officer in 2016. He joined Kyocera Corporation in 1982 and has served as the Representative Director and Chairman of Kyocera Display Corporation, the Representative Director and Chairman of Kyocera Optec Co., Ltd., the Chairman of the Board of Directors of Kyocera (China) Sales & Trading Corporation, the Chairman of the Board of Directors of Dongguan Shilong Kyocera Co., Ltd., the Chairman of the Board of Directors of Shanghai Kyocera Electronics Co., Ltd., the Chairman of the Board of Directors of Kyocera Management Consulting Service (Shanghai) Co., Ltd., the Authorized Representative and Chairman of Kyocera Vietnam Co., Ltd. and the Representative Director and Chairman of Kyocera Korea Co., Ltd.

Ken Ishii has served as a Director of Kyocera Corporation since 2012. He became an Executive Officer in 2009, a Senior Executive Officer in 2011 and a Managing Executive Officer in 2012. He joined Kyocera Corporation in 1977 and has served as a Senior Managing Executive Officer, the General Manager of Corporate Industrial Tool Group, the Representative Director and Chairman of Kyocera Precision Tools Korea Co., Ltd., the Chairman of the Board of Directors of Kyocera Precision Tools (Zhuhai) Co., Ltd., the Chairman of the Board of Directors of Kyocera Precision Tools (Ganzhou) Co., Ltd. and the Representative Director and Chairman of Kyocera Industrial Tools Corporation.

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

Shoichi Aoki has served as a Director of Kyocera Corporation since 2009. He became an Executive Officer in 2005. He joined Kyocera Corporation in 1983 and has served as a Managing Executive Officer and the General Manager of Corporate Management Control Group.

Takashi Sato has served as a Director of Kyocera Corporation since 2017. He became an Executive Officer in 2013 and a Senior Executive Officer in 2016. He joined Kyocera Corporation in 1983 and has served as a Managing Executive Officer and the General Manager of Corporate General Affairs Human Resources Group.

Junichi Jinno has served as a Director of Kyocera Corporation since 2018. He became an Executive Officer in 2003 and a Senior Executive Officer in 2013. He joined Kyocera Corporation in 1983 and has served as a Managing Executive Officer and the General Manager of Corporate Legal and Intellectual Property Group.

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

Tadashi Onodera has served as an Outside Director of Kyocera Corporation since 2013. He joined DDI Corporation (currently KDDI Corporation) in 1989 and has served as the Senior Advisor of KDDI Corporation.

KDDI Corporation provides telecommunication services, and Kyocera sells mainly telecommunication equipment to KDDI Corporation. Kyocera serves KDDI Corporation as an independent vendor in terms of price determination, remittance condition and product distribution. All of the agreements and ongoing contractual commitments between Kyocera and KDDI Corporation have been made on an arm’s-length basis. In fiscal 2018, Kyocera’s sales to KDDI Corporation amounted to ¥113,027 million, or 7.2% of consolidated net sales.

Kyocera Corporation made an equity investment in KDDI Corporation when it was founded, and Kyocera Corporation’s equity interest in KDDI Corporation was 12.95% at March 31, 2018. Currently a Director of Kyocera Corporation is an Outside Director of KDDI Corporation, and a Senior Advisor of KDDI Corporation is an Outside Director of Kyocera Corporation.

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

Atsushi Aoyama has two relatives within the second degree who used to be employees of Kyocera in the past. However, more than 30 years have passed after the retirement of the relative who retired later and currently no relative works in Kyocera.

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

The following table shows Kyocera’s Executive Officers as of June 27, 2018.

Name	Position
Hideo Tanimoto	Executive Officer and President
Ken Ishii	Senior Managing Executive Officer (General Manager of Corporate Industrial Tool Group)
Hiroshi Fure	Senior Managing Executive Officer (General Manager of Corporate Organic Materials Semiconductor Components Group)
Yoji Date	Senior Managing Executive Officer (General Manager of Corporate Electronic Components Group)
Norihiko Ina	Managing Executive Officer (Representative Director and President of Kyocera Document Solutions Inc.)
Keiji Itsukushima	Managing Executive Officer (General Manager of Corporate Communication Equipment Group)
Koichi Kano	Managing Executive Officer (General Manager of Corporate Development Group)
Shoichi Aoki	Managing Executive Officer (General Manager of Corporate Management Control Group)
Takashi Sato	Managing Executive Officer (General Manager of Corporate General Affairs Human Resources Group)
Junichi Jinno	Managing Executive Officer (General Manager of Corporate Legal and Intellectual Property Group)
Shigeru Koyama	Senior Executive Officer (Representative Director and President of Kyocera Fineceramics GmbH)
Masahiro Inagaki	Senior Executive Officer (General Manager of Corporate R&D Group)
Takashi Okunosono	Executive Officer (General Manager of Corporate Ceramic Materials Semiconductor Components Group)
Masaaki Itoh	Executive Officer (Deputy General Manager of Corporate General Affairs Human Resources Group)
Hironao Kudo	Executive Officer (Deputy General Manager of Corporate R&D Group)
Masaki Iida	Executive Officer (General Manager of Corporate Purchasing Group)
Hisamitsu Sakai	Executive Officer (General Manager of Corporate Printing Device Group)
Yusuke Mizukami	Executive Officer (Deputy General Manager of Corporate Ceramic Materials Semiconductor Components Group)
Tayo Hamano	Executive Officer (General Manager of Corporate Management Promotion Group)
Masaaki Ozawa	Executive Officer (Deputy General Manager of Corporate Organic Materials Semiconductor Components Group)

Name	Position
Yoshihito Kurose	Executive Officer (Representative Director and President of Kyocera Communication Systems Co., Ltd.)
Masaki Hayashi	Executive Officer (General Manager of Corporate Fine Ceramics Group)
Shigeaki Kinori	Executive Officer (Deputy General Manager of Corporate Electronic Components Group)
Akihito Kubota	Executive Officer (General Manager of Corporate Solar Energy Group)
Tadashi Shinagawa	Executive Officer (Deputy General Manager of Corporate Fine Ceramics Group)
Senri Nagashima	Executive Officer (Deputy General Manager of Corporate Industrial Tool Group)

B. Compensation

The aggregate amount of compensation provided by Kyocera Corporation and its certain subsidiaries in fiscal 2018 to all Directors, Audit & Supervisory Board Members and Executive Officers of Kyocera Corporation was ¥1,760 million. The compensation is mainly comprised of basic remuneration, bonus, stock option, incentive compensation plan and retirement allowance.

In Japan, regulations require public companies to disclose an individual basis for each Director or Audit & Supervisory Board Member who receives aggregate compensation equal to or exceeding ¥100 million from the relevant company and its subsidiaries. In accordance with this requirement, we disclose compensation on an individual basis as follows.

Name	Position	Amounts of compensation by types				Total
		Basic remuneration	Bonus and others	Stock awards	Others
		(Yen in millions)
Goro Yamaguchi	Representative Director and Chairman of Kyocera Corporation	54	60	—	—	¥121

	Director of AVX Corporation	2	—	5	—

Hideo Tanimoto	Representative Director and President of Kyocera Corporation	60	66	—	—	¥132

	Director of AVX Corporation	1	—	5	—

John Sarvis	Director of Kyocera Corporation	6	5	—	—	¥134

	Chairman of the Board, Chief Executive Officer and President of AVX Corporation	54	4	22	43

Notes:

1. The positions of Goro Yamaguchi, Hideo Tanimoto and John Sarvis represent their positions as of March 31, 2018.

2. AVX Corporation is Kyocera’s consolidated subsidiary in the United States and the determination of compensation for directors and officers of AVX Corporation was made by AVX Corporation’s Compensation Committee pursuant to the U.S. regulations and based on its consideration for general and customary levels of compensation in the United States.

3. The amounts of compensation provided originally in the U.S. dollars at AVX Corporation was translated into the yen at a rate of ¥111 per $1.00, which was the average rate during fiscal 2018.

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

	Total amount of compensation	Amounts of compensation by types		Number of Directors and Audit & Supervisory Board Members
		Basic remuneration	Bonus
		(Yen in millions)
Director (excluding Outside Directors)	¥316	¥158	¥158	14

Outside Director	36	36	—	3

Full-time Audit & Supervisory Board Member (excluding Outside Audit & Supervisory Board Members)	34	34	—	2

Outside Audit & Supervisory Board Member	20	20	—	2

Total	¥406	¥248	¥158	21

Note:	Amount of remuneration to Directors does not include salaries for services as employees or Executive Officers for Directors who serve as such.

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

D. Employees

The number of Kyocera’s employees by reporting segment at March 31, 2018 was as follows:

Industrial & Automotive Components Group	15,866
Semiconductor Components Group	9,080
Electronic Devices Group	20,739
Communications Group	4,463
Document Solutions Group	19,750
Life & Environment Group	3,014
Others	1,376
Corporate	1,652

Total	75,940

Kyocera Corporation had 18,451 employees, and their average age and average service years were 41.6 and 17.9 respectively.

The number of Kyocera Corporation’s employees by reporting segments at March 31, 2018 was as follows:

Industrial & Automotive Components Group	4,315
Semiconductor Components Group	5,916
Electronic Devices Group	3,266
Communications Group	1,387
Document Solutions Group	—
Life & Environment Group	1,988
Others	902
Corporate	677

Total	18,451

The numbers of Kyocera Corporation’s employees increased for fiscal 2018 as compared with the last fiscal year due mainly to the fact that Kyocera Corporation conducted absorption-type mergers through which certain subsidiaries were merged with Kyocera Corporation.

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

E. Share Ownership

Kyocera’s Directors, Audit & Supervisory Board Members and Executive Officers as of June 27, 2018 owned 456,336 shares of Kyocera Corporation in total (452,350 shares of common stock of Kyocera Corporation and 3,986 ADRs of Kyocera Corporation), or 0.1% of the outstanding shares of Kyocera Corporation at March 31, 2018. The numbers of shares owned by each Director, Audit & Supervisory Member and Executive Officer are shown in the following table.

Name	Title	Number of Shares
Goro Yamaguchi	Representative Director and Chairman	26,243
Hideo Tanimoto	Representative Director and President	4,481
Ken Ishii	Director	10,559
Hiroshi Fure	Director	5,040
Yoji Date	Director	8,819
Norihiko Ina	Director	600
Keiji Itsukushima	Director	4,337
Koichi Kano	Director	3,481
Shoichi Aoki	Director	10,159
Takashi Sato	Director	5,215
Junichi Jinno	Director	2,714
John Sarvis	Director	—
Robert Whisler	Director	3,986 (ADR)
Tadashi Onodera	Outside Director	2,452
Hiroto Mizobata	Outside Director	1,666
Atsushi Aoyama	Outside Director	300
Itsuki Harada	Full-time Audit & Supervisory Board Member	582
Osamu Nishieda	Audit & Supervisory Board Member	329,608
Hitoshi Sakata	Outside Audit & Supervisory Board Member	300
Masaaki Akiyama	Outside Audit & Supervisory Board Member	300
Shigeru Koyama	Senior Executive Officer	3,939
Masahiro Inagaki	Senior Executive Officer	3,513
Takashi Okunosono	Executive Officer	3,149
Masaaki Itoh	Executive Officer	5,605
Hironao Kudo	Executive Officer	855
Masaki Iida	Executive Officer	3,982
Hisamitsu Sakai	Executive Officer	1,131
Yusuke Mizukami	Executive Officer	626
Tayo Hamano	Executive Officer	1,541
Masaaki Ozawa	Executive Officer	1,128
Yoshihito Kurose	Executive Officer	1,346
Masaki Hayashi	Executive Officer	693
Shigeaki Kinori	Executive Officer	5,203
Akihito Kubota	Executive Officer	1,099
Tadashi Shinagawa	Executive Officer	901
Senri Nagashima	Executive Officer	783

Item 7.    Major Shareholders and Related Party Transactions

A. Major Shareholders

As far as is known to us, Kyocera is not, directly or indirectly, owned or controlled by any other corporation or by the Japanese or any foreign government, and there is no arrangement which may at a subsequent date result in a change in control of Kyocera.

The following table shows the ten largest shareholders of record of Kyocera Corporation at March 31, 2018.

Name	Shares owned	Ownership
	(in thousands)	(%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	48,054	13.07
Japan Trustee Services Bank, Ltd. (Trust Account)	26,538	7.22
State Street Bank and Trust Company (Standing proxy: The Hongkong and Shanghai Banking Corporation Limited)	16,466	4.48
The Bank of Kyoto, Ltd.	14,436	3.93
Kazuo Inamori	10,212	2.78
Inamori Foundation	9,360	2.55
KI Enterprise Co., Ltd.	7,099	1.93
Japan Trustee Services Bank, Ltd. (Trust Account 5)	6,273	1.71
State Street Bank West Client-Treaty 505234 (Standing proxy: Mizuho Bank, Ltd)	6,147	1.67
Trust & Custody Services Bank, Ltd. (Stock Investment Trust Account)	5,877	1.60

Total	150,463	40.92

Kyocera excludes treasury stocks from the list of major shareholders above. Ownership are calculated excluding treasury stocks.

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

According to the report filed with the EDINET system on October 16, 2017, Mitsubishi UFJ Financial Group, Inc. and its related partners held shares as of October 9, 2017, as shown in the following table. Despite this report, they are not included in the above list of major shareholders because we are not able to confirm the number of shares beneficially owned by them from our shareholders records as of March 31, 2018.

Name	Shares owner	Ownership
	(in thousands)	(%)
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	5,077	1.34
Mitsubishi UFJ Trust and Banking Corporation	10,287	2.72
Mitsubishi UFJ Kokusai Asset Management Co., Ltd.	5,987	1.59
Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.	2,659	0.70

Total	24,010	6.36

According to the report filed with EDINET system on October 20, 2017, Mizuho Securities Co., Ltd. and its related partners held shares as of October 13, 2017, as shown in the following table. Despite this report, they are not included in the above list of major shareholders because we are not able to confirm the number of shares beneficially owned by them from our shareholders records as of March 31, 2018.

Name	Shares owner	Ownership
	(in thousands)	(%)
Mizuho Securities Co., Ltd.	2,051	0.54
Asset Management One Co., Ltd.	16,911	4.48

Total	18,962	5.02

According to the report filed with EDINET system on April 5, 2018, Nomura Securities Co., Ltd. and its related partners held shares as of March 30, 2018, as shown in the following table. Despite this report, they are not included in the above list of major shareholders because we are not able to confirm the number of shares beneficially owned by them from our shareholders records as of March 31, 2018.

Name	Shares owner	Ownership
	(in thousands)	(%)
Nomura Securities Co., Ltd.	474	0.13
NOMURA INTERNATIONAL PLC	85	0.02
Nomura Asset Management Co., Ltd.	28,916	7.66

Total	29,475	7.81

According to Citibank N.A., the Depositary for Kyocera’s ADSs, as of March 31, 2018, 5,067,472 shares of Kyocera’s common stock were held in the form of ADSs and there were 573 ADS holders of record in the United States. According to Kyocera’s register of shareholders, as of March 31, 2018, there were 59,753 holders of Kyocera’s common stock of record worldwide. As of March 31, 2018, there were 175 record holders of Kyocera’s common stock with addresses in the United States, holding 61,648,950 shares of the outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.

B. Related Party Transactions

Significant Customer

Kyocera Corporation made an equity investment in KDDI Corporation when it was founded, and Kyocera Corporation’s equity interest in KDDI Corporation was 12.95% at March 31, 2018. In addition, currently a Director of Kyocera Corporation is an Outside Director of KDDI Corporation, and a Director of KDDI Corporation is an Outside Director of Kyocera Corporation. KDDI Corporation provides telecommunication services, and Kyocera sells mainly telecommunication equipment to KDDI Corporation. In fiscal 2018, Kyocera’s sales to KDDI Corporation amounted to ¥113027, million, or 7.2% of consolidated net sales. Kyocera serves KDDI Corporation as an independent vendor in terms of price determination, remittance condition and product distribution. All of the agreements and ongoing contractual commitments between Kyocera and KDDI Corporation have been made on an arm’s-length basis.

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

Pursuant to the basic policy set forth above and based on full-year performance for fiscal 2018, Kyocera Corporation will distribute a year-end dividend for fiscal 2018 in the amount of 60 yen per share. When aggregated with the interim dividend in the amount of 60 yen per share, the total annual dividend will be 120 yen per share, 10 yen increase as compared with fiscal 2017.

We held a board of directors meeting for the interim dividend on October 30, 2017.

B. Significant Changes

Except as disclosed in this annual report on Form 20-F, there have been no significant changes since March 31, 2018.

Item 9.    The Offer and Listing

A. Offer and Listing Details

Price Range of Shares

We issued our ADSs in February 1976 and listed them on the New York Stock Exchange in May 1980. Since then, we have made efforts to enhance disclosures for shareholders and investors for deepen their understanding of us, in addition to complying with the disclosure requirements of U.S. securities laws and regulations, providing consolidated financial statements in accordance with U.S. GAAP and establishing internal controls in accordance with the Sarbanes-Oxley Act of 2002.

Meanwhile, the external environment has significantly changed as indicated by the increases in trading volume of Japanese stocks through stock exchanges in Japan by overseas investors due to the internationalization of the Japanese financial and capital markets, as well as the narrowing of the gap between U.S. and Japanese disclosure standards with respect to financial reporting due to a series of amendments to Japanese laws and regulations and accounting standards.

In addition to these changes to the environment, as the trading volume of our ADSs on the New York Stock Exchange has been on a decreasing trend in recent years, we believe that the economic rationality of maintaining a listing on the New York Stock Exchange has declined.

As a result, on February 26, 2018, our Board of Directors resolved to apply for voluntary delisting of our ADSs from the New York Stock Exchange. Our ADS, each representing one share of Common Stock of Kyocera Corporation, were delisted from the New York Stock Exchange as of June 26, 2018. Although our ADSs have been delisted from the New York Stock Exchange, we intend to maintain our ADR program in the United States and therefore anticipate that our ADSs will continue to be traded in the United States on the over-the-counter market. Citibank, N.A. acts as the Depositary in respect of our ADSs. On June 26, 2018, we entered into amendments to the Deposit Agreement with Citibank, N.A. in connection with the delisting and deregistration. See Item 12.D. “Description of Securities Other Than Equity Securities—American Depositary Shares.”

	Tokyo Stock Exchange		New York Stock Exchange
	Price per Share of Common Stock		Price per American Depositary Share*
Years ended March 31,	High	Low	High	Low
2014	¥5,880	¥4,175	$57.78	$42.85
2015	6,905	4,352	57.44	41.29
2016	7,207	4,415	59.69	38.01
2017	6,462	4,559	61.50	41.23
2018	8,345	5,613	71.92	53.79

Most Recent 6 months	High	Low	High	Low
December 2017	¥8,005	¥7,366	$70.14	$65.36
January 2018	7,877	7,232	69.98	65.56
February 2018	7,514	5,863	67.94	53.86
March 2018	6,363	5,613	59.00	53.79
April 2018	7,028	5,836	63.99	54.53
May 2018	6,916	6,447	62.07	58.90

*	The prices of American Depositary Shares are based upon reports by the New York Stock Exchange, with all fractional figures rounded up to the nearest two decimal points.

“Price per Share of Common Stock” and “Price per American Depositary Share” are calculated under the assumption that the stock split undertaken by Kyocera Corporation on October 1, 2013 had been undertaken at the beginning of fiscal 2014. For details of the stock split, please refer to “Capital Stock” in Item 10.B. “Memorandum and Articles of Association” of this annual report on Form 20-F on page 75.

On June 15, 2018, the closing price of our shares of Common Stock on the Tokyo Stock Exchange was ¥6,540 per share.

The following table shows the information about high and low sales prices for each quarterly period in fiscal 2017 and 2018 in respect of the shares of Common Stock of Kyocera Corporation on the Tokyo Stock Exchange, and the American Depositary Shares on the New York Stock Exchange.

For Voting Securities by Fiscal Quarter

		2017
		1st	2nd	3rd	4th
Common Stock:
Market price per share (A)	—High	¥5,884	¥5,260	¥6,000	¥6,462
	—Low	4,559	4,600	4,731	5,637
Cash dividends paid per share		50	—	50	—

American Depositary Share:
Market price per share (B)	—High	$50.93	$50.36	$50.61	$61.50
	—Low	41.23	46.36	47.08	49.53
Cash dividends paid per share (C)		0.48	—	0.44	—

		2018
		1st	2nd	3rd	4th
Common Stock:
Market price per share (A)	—High	¥6,707	¥7,131	¥8,345	¥7,877
	—Low	5,837	6,261	6,915	5,613
Cash dividends paid per share		60	—	60	—

American Depositary Share:
Market price per share (B)	—High	$59.87	$63.43	$71.92	$69.98
	—Low	53.91	56.43	61.86	53.79
Cash dividends paid per share (C)		0.53	—	0.53	—

(A)	Price on the Tokyo Stock Exchange
(B)	Price on the New York Stock Exchange
(C)	Translated into the U.S. dollars based on the exchange rates at each payment date

B. Plan of Distribution

Not Applicable.

C. Markets

Please refer to Item 9.A. “Offer and Listing Details” of this annual report on Form 20-F for information on the markets on which our common stock is listed or quoted.

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

Organization

Kyocera Corporation is a joint stock corporation (kabushiki kaisha) incorporated in Japan under the Companies Act of Japan. It is registered in the Commercial Register maintained by the Kyoto Local Registry Office of the Ministry of Justice.

Objects and Purposes

The objects of Kyocera Corporation are set forth in Article 2 of its Articles of Incorporation, as follows:

(1)	Manufacture and sale of and research on fine ceramics and various kinds of products utilizing fine ceramics;

(2)	Manufacture and sale of and research on single crystal materials and various kinds of products utilizing single crystal materials;

(3)	Manufacture and sale of and research on composite materials;

(4)	Manufacture and sale of and research on specialty plastics;

(5)	Manufacture and sale of and research on measurement instruments for electronics;

(6)	Manufacture and sale of and research on electronic and electric instruments and parts thereof;

(7)	Manufacture and sale of and research on component parts of automobiles;

(8)	Manufacture and sale of and research on precious metals, precious stones and semiprecious stones and various kinds of products utilizing precious metals, precious stones and semiprecious stones;

(9)	Manufacture and sale of and research on accessories and interior and exterior decorations and ornaments;

(10)	Wholesale and retail sale of health foods;

(11)	Manufacture and sale of and research on material and equipment for medical use;

(12)	Manufacture and sale of and research on equipment utilizing solar energy;

(13)	Construction and sale of power plants, and power generation business and management and operation thereof;

(14)	Manufacture and sale of and research on optical machinery and instruments and precision machinery and instruments and parts hereof;

(15)	Manufacture and sale of and research on machinery and equipment for business use and machinery and equipment for industrial use and parts thereof;

(16)	Manufacture and sale of and research on photosensitive materials for photographic use;

(17)	Design, control and contract of construction relating to public works, building, electric equipment and piping construction;

(18)	Sale, purchase, lease, maintenance and brokerage of real estate;

(19)	Lease, maintenance and management of facilities relating to sports, recreation, medical care, hotels and restaurants, and the travel agency business;

(20)	Road freight handling and warehousing;

(21)	Business relating to non-life insurance agency and life insurance canvassing, and general leasing, factoring and finance business;

(22)	Sale and purchase of various kinds of plants and technology related thereto;

(23)	Design and sale of software relating to computers;

(24)	Disposition through sale and the like and acquisition through purchase and the like of patents and other industrial property rights and know-how appertaining to the preceding items and acting as intermediary in such transactions;

(25)	Businesses relating to import and export of any of the foregoing items; and

(26)	All commercial activities relating or incidental to any of the foregoing.

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

In Japan, the “ex-dividend” date and the record date for dividends precede the date of determination of the amount of the dividend to be paid. The market price of shares generally goes ex-dividend on the second business day prior to the record date.

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

•	The Convention Between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”), establishes the maximum rate of Japanese withholding tax which may be imposed on dividends paid to a United States resident or corporation (within the meaning of the Treaty) not having a “permanent establishment” in Japan. A “permanent establishment” in Japan is generally a fixed place of business for industrial or commercial activity in Japan. Under the Treaty, the maximum withholding rate for most qualified portfolio shareholders is limited to 10% of the gross amount of the dividends and 5% of the gross amount of the dividends if the beneficial owner is a qualified company that owns, directly or indirectly, on the date on which entitlement to the dividend is determined, at least 10% (or 0% in the case of certain owners of more than 50%, to be amended to at least 50% when the Protocol Amending the Convention between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Tax on Income signed on January 24, 2013 becomes effective (effective date to be determined)) of the voting stock of the issuing company. The Treaty provides that no Japanese tax will be imposed on dividends paid to a qualified pension fund that is a United States resident, if such dividends are not derived from the carrying on of a business, directly or indirectly, by such pension fund.

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

United States Taxation

The following discusses the material United States federal income tax consequences of the ownership of shares or ADSs. It only applies to “U.S. holders” (as defined below) of shares or ADSs who hold their shares or ADSs as capital assets for tax purposes. This section does not address special classes of holders, some of whom may be subject to special rules including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	certain insurance companies,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of the combined voting power of our voting stock or of the total value of our stock,

•	a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction,

•	a person that purchases or sells shares or ADSs as part of a wash sale for tax purposes, or

•	a person whose functional currency is not the U.S. dollar.

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

The tax consequences of holding and disposing of shares or ADSs depends upon whether we are a passive foreign investment company, or “PFIC,” for United States federal income tax purposes. We believe that we were a PFIC for the 2016, 2017 and 2018 fiscal years, but that we were not a PFIC in any previous taxable years, and the discussion herein assumes the accuracy of this belief. The determination of whether we are a PFIC is a factual determination that is made annually and thus may be subject to change. Accordingly, we cannot predict whether we will be a PFIC in future taxable years.

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

Tax Consequences If You Do Not Make a Mark-to-Market Election

This section describes the tax consequences if you do not make the mark-to-market election described below under “Mark-to-Market Election.”

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

Dividends will be income from sources outside the United States and will generally be “passive” income for purposes of computing the foreign tax credit allowable to you. Subject to generally applicable limitations, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable or deductible against your United States federal income tax liability. If the withholding tax could have been reduced under the Treaty or a refund of the tax withheld is available to you under Japanese law, the amount of tax that could have been reduced or that is refundable will not be eligible for credit against your United States federal income tax liability.

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

Mark-to-Market Election

If we are a PFIC and our shares and ADSs are “regularly traded” on a “qualified exchange,” you would be eligible to make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. Our shares or ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the shares or ADSs are traded on a “qualified exchange” for at least 15 days during each calendar quarter. A “qualified exchange” includes the New York Stock Exchange and a foreign exchange that is regulated by a governmental authority in which the exchange is located and with respect to which certain other requirements are met.

Because the ADSs were regularly traded on the New York Stock Exchange during the 2017 calendar year, we believe that a mark-to-market election could be made for the ADSs in such year. It is not clear, however, whether the Tokyo Stock Exchange is treated as a “qualified exchange,” and it is therefore unclear whether a holder of shares can make a mark-to-market election in respect of the shares. In addition, because the ADSs are no longer listed on the New York Stock Exchange and the OTC market on which the ADSs currently trade is not a “qualified exchange,” the ADSs will not be eligible for mark-to-market treatment in the 2018 calendar year based on the domestic trading of the ADSs. However, although the law is not clear, it is possible that the ADSs could nevertheless be eligible for mark-to-market treatment if the shares are treated as regularly traded on a “qualified exchange” because the ADSs represent an interest in the underlying shares. Under this approach, the ADSs may be treated as “marketable securities” in the 2018 calendar year if the Tokyo Stock Exchange is treated as a “qualified exchange” for purposes of the mark-to-market rules. Holder of ADSs and shares should consult their tax advisor as to whether they are eligible to make a mark-to-market election in respect of their ADSs or shares.

You can make a mark-to-market election with respect to your shares or ADSs (assuming the requirements described above for making an election are satisfied) by filing an IRS Form 8621 with your federal income tax return for the first taxable year in which you make the election. The election will continue to be in effect for all taxable years in which we are a PFIC and our shares and ADSs are treated as “marketable stock,” and you may not revoke the mark-to-market election without the consent of the IRS.

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

F. Dividends and Paying Agents

Not Applicable.

G. Statement by Experts

Not Applicable.

H. Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, we will file annual reports on Form 20-F within four months of our fiscal year-end and other reports and information on Form 6-K with the Securities and Exchange Commission. These reports and other information can be inspected at the public reference room at the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You can also obtain copies of such material by mail from the public reference room of the Securities and Exchange Commission at prescribed fees. You may obtain information on the operation of the Securities and Exchange public reference room by calling the Securities and Exchange Commission in the United States at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a web site (https://www.sec.gov/) that contains reports, proxy statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements to shareholders.

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

Foreign Currency Exchange Risk

Kyocera enters into foreign currency forward contracts to hedge certain existing assets and liabilities denominated in foreign currencies, principally the U.S. dollar and the Euro. All such contracts in effect at March 31, 2018 will generally mature within four months. The following tables provide information about Kyocera’s major foreign currency forward contracts existing at March 31, 2018, which include hedge accounting setting forth the contract amounts, fair value, weighted average exchange rates. The contract amounts are generally used to calculate the contractual payments to be exchanged under the contracts.

	(Pay/Receive)
Forward exchange contracts to sell foreign currencies	Euro/Yen	US$/Yen	Euro/US$
	(Yen in millions except contractual rates)
Contract amounts	¥200,948	¥167,093	¥4,866
Fair value	1,161	3,595	(12)
Weighted average contractual rates	0.008	0.009	0.806

	(Receive/Pay)
Forward exchange contracts to purchase foreign currencies	CZK/US$	US$/Yen	Yen/US$
	(Yen in millions except contractual rates)
Contract amounts	¥5,280	¥3,311	¥2,805
Fair value	(7)	10	3
Weighted average contractual rates	20.477	0.009	105.749

Interest Rate Risk

The tables below provide information about Kyocera’s financial instruments that are sensitive to changes in interest rates.

Long-term debt (including due within one year)
	Average pay rate	Expected maturity date						Total	Fair value
		during the year ending March 31,
		2019	2020	2021	2022	2023	Thereafter

		(Yen in millions)
Loans from banks and others	3.88%	¥9,293	9,732	5,195	3,419	1,544	347	¥29,530	¥29,530

Equity Price Risk

Kyocera has marketable equity and debt securities that are classified as available-for-sale and are carried in the consolidated balance sheets at fair value. Changes in fair value are recognized as other comprehensive income, net of taxes, as a separate component of shareholders’ equity. Gross unrealized gains on marketable equity securities, which were ¥723,309 million, included ¥667,420 million derived from unrealized gain of KDDI Corporation held by Kyocera. Detailed information appears in Note 3 to Kyocera’s consolidated financial statements included in this annual report on Form 20-F. Kyocera evaluates whether declines in fair value of debt and equity securities are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost and the anticipated recoverability of fair value in the future. At March 31, 2018, Kyocera held the following available-for-sale marketable equity securities.

	March 31, 2018
	Cost	Fair Value

	(Yen in millions)
Equity securities	¥270,403	¥993,707

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

Item 14.    Material Modification to the Rights of Security Holders and Use of Proceeds

None.

Item 15.    Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Kyocera’s management, with the participation of its principal executive and principal financial officers, evaluated the effectiveness of Kyocera’s disclosure controls and procedures (as defined in Rules 13a-15(e) under the U.S. Securities Exchange Act of 1934, as amended) as of March 31, 2018. Based on that evaluation, Kyocera’s principal executive and principal financial officers concluded that the disclosure controls and procedures were effective as of that date.

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

Kyocera’s management, with the participation of its principal executive and principal financial officers, evaluated the effectiveness of Kyocera’s internal control over financial reporting using the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, Kyocera’s management concluded that Kyocera’s internal control over financial reporting was effective as of March 31, 2018. Kyocera’s independent registered public accounting firm, PricewaterhouseCoopers Kyoto has audited the effectiveness of Kyocera’s internal control over financial reporting as of March 31, 2018, as stated in their report which appears on page F-1 of this annual report on Form 20-F.

Evaluation of Changes in Internal Control over Financial Reporting

Kyocera’s management, with the participation of its principal executive and principal financial officers, also carried out an evaluation of changes in our internal control over financial reporting during fiscal 2018. Based on that evaluation, there was no change in Kyocera’s internal control over financial reporting that occurred during fiscal 2018 that materially affected, or is reasonably likely to materially affect, Kyocera’s internal control over financial reporting.

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

Item 16C.    Principal Accountant Fees and Services

Principal Independent Registered Public Accounting Firm Fees

PricewaterhouseCoopers Kyoto served as our independent registered public accounting firm for fiscal 2017 and fiscal 2018 and audited our consolidated financial statements included in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers Kyoto, and other member firms of PricewaterhouseCoopers to Kyocera in fiscal 2017 and fiscal 2018.

	Years ended March 31,
	2017	2018

	(Yen in millions)
Audit Fees(1)	¥1,751	¥1,952
Audit-related Fees	5	3
Tax Fees(2)	153	184
All Other Fees	11	20

Total	¥1,920	¥2,159

(1)	Amounts represent fees for the annual audit of Kyocera for fiscal 2017 and fiscal 2018, reviews of Kyocera’s financial statements for interim periods, other regulatory filings in fiscal 2017 and fiscal 2018 and the statutory audit of internal control over financial reporting for fiscal 2017 and fiscal 2018.
(2)	Amounts represent fees for tax services which are mainly tax compliance performed by the tax department of the independent registered public accounting firm other than financial audit in fiscal 2017 and fiscal 2018.

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

Item 16D.    Exemptions from the Listing Standards for Audit Committees

With respect to the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 relating to listed company audit committees, which applied to us through Section 303A.06 of the NYSE Listed Company Manual prior to our delisting from the New York Stock Exchange, we previously relied on an exemption provided by paragraph (c)(3) of that Rule available to foreign private issuers with audit & supervisory board meeting certain requirements. For a New York Stock Exchange-listed Japanese company with an audit & supervisory board, the requirements for relying on paragraph (c)(3) of Rule 10A-3 are as follows:

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

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth certain information with respect to purchases of our own shares by us and our affiliated purchasers.

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
April 1 to 30, 2017	136	6,122.85	—	—
May 1 to 31, 2017	927	6,609.06	—	—
June 1 to 30, 2017	395	6,500.70	—	—
July 1 to 31, 2017	446	6,439.39	—	—
August 1 to 31, 2017	505	6,657.32	—	—
September 1 to 30, 2017	506	6,862.17	—	—
October 1 to 31, 2017	485	7,190.66	—	—
November 1 to 30, 2017	690	7,850.37	—	—
December 1 to 31, 2017	207	7,596.94	—	—
January 1 to 31, 2018	229	7,611.13	—	—
February 1 to 28, 2018	141	6,218.19	—	—
March 1 to 31, 2018	106	6,072.32	—	—

Total	4,773	6,908.32	—	—

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

Item 16F.    Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G.    Corporate Governance

Companies listed on the New York Stock Exchange must comply with certain standards regarding corporate governance under Section 303A of the NYSE Listed Company Manual. However, listed companies that are foreign private issuers, such as we were prior to the delisting of our ADSs from the New York Stock Exchange, are permitted to follow home country practice in lieu of certain provisions of Section 303A.

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

As of June 26, 2018, Kyocera Corporation had four audit & supervisory board members, of whom two were “outside” audit & supervisory board members.

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

Kyocera Corporation and other large Japanese companies which employ the audit & supervisory board system are required to have at least three audit & supervisory board members. As of June 26, 2018, Kyocera Corporation had four audit & supervisory board members. Each audit & supervisory board member serves a four-year term of office. In contrast, the term of office of each director of Kyocera Corporation is two years.

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

Item 18.    Financial Statements

The information required by this item is set forth beginning on page F-1 of this annual report on Form 20-F.

Item 19.    Exhibits

Exhibit Number	Description
1.1	Articles of Incorporation (incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on June 28, 2013 (File No. 001-07952))

1.2	Share Handling Regulations of the Registrant (incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on June 30, 2014 (File No. 001-07952))

1.3	Regulations of the Board of Directors of the Registrant (incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on June 29, 2011 (File No. 001-07952))

1.4	Regulations of the Audit & Supervisory Board of the Registrant (incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on June 30, 2015 (File No. 001-07952))

2.1	Amended and Restated Deposit Agreement, dated as of June 29, 1998 among Kyocera Corporation, Citibank N.A. as Depositary and all owners and holders from time to time of American Depositary Receipts, as amended by (i) Amendment No. 1 thereto, dated as of January 5, 1999(P), (ii) Amendment No. 2 thereto, dated as of December 21, 2007, including the form of American Depositary Receipt, and (iii) Amendment No. 3 thereto, dated as of June 26, 2018, including the form of American Depositary Receipt

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of the Registrant’s Annual Report on Form 20-F)

11.1	Code of Ethics (incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on July 5, 2007 (File No. 001-07952))

12.1	Certification of the principal executive officer of the Registrant required by 17 C.F.R. 240. 13a-14(a)

Exhibit Number	Description

12.2	Certification of the principal financial officer of the Registrant required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the principal executive officer of the Registrant required by 17 C.F.R. 240. 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of the principal financial officer of the Registrant required by 17 C.F.R. 240. 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

101. INS	XBRL Taxonomy Extension Instance Document

101. SCH	XBRL Taxonomy Extension Schema Document

101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101. LAB	XBRL Taxonomy Extension Labels Linkbase Document

101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document

101. DEF	XBRL Taxonomy Extension Definition Linkbase Document

(i)	Incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 24, 2001. (P)
(ii)	Incorporated by reference to Post-effective Amendment No. 2 to the Registrant’s Registration Statement on Form F-6 filed on December 4, 2007 (File No. 333 - 07222).
(iii)	Incorporated by reference to Post-effective Amendment No. 3 to the Registrant’s Registration Statement on Form F-6 filed on June 26, 2018 (File No. 333-07222).

Kyocera has not included as exhibits certain instruments with respect to its long-term debt, the amount of debt authorized under each of which does not exceed 10% of its total assets, and it agrees to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

(P) Paper exhibits

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Kyocera Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Kyocera Corporation and its subsidiaries as of March 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended March 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2018 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2018 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/PricewaterhouseCoopers Kyoto

Kyoto, Japan

June 26, 2018

We have served as the Company’s auditor since 2007.

Consolidated Balance Sheets

Kyocera Corporation and Consolidated Subsidiaries

March 31, 2017 and 2018

ASSETS	2017	2018
	(Yen in millions and shares in thousands)
Current assets:
Cash and cash equivalents	¥376,195	¥424,938
Short-term investments in debt securities (Notes 3 and 4)	84,703	38,023
Other short-term investments (Note 3)	212,668	158,779
Trade receivables
Notes (Note 7)	28,370	26,072
Accounts (Note 7)	291,485	331,570
Less allowances for doubtful accounts and sales returns (Note 6)	(5,593)	(5,490)

	314,262	352,152
Inventories (Note 5)	331,155	364,875
Other current assets (Notes 6, 8, 12 and 13)	119,714	137,849

Total current assets	1,438,697	1,476,616

Investments and advances:
Long-term investments in debt and equity securities (Notes 3 and 4)	1,130,756	1,050,537
Other long-term investments (Notes 3, 4, 6 and 7)	22,246	25,858

Total investments and advances	1,153,002	1,076,395

Property, plant and equipment (Notes 4 and 10):
Land	59,963	62,141
Buildings	351,431	363,714
Machinery and equipment	841,973	880,918
Construction in progress	14,097	23,996
Less accumulated depreciation	(1,000,860)	(1,029,845)

Total property, plant and equipment	266,604	300,924

Goodwill (Notes 2, 4 and 9)	110,470	144,268
Intangible assets (Notes 2, 4 and 9)	61,235	80,186
Other assets (Notes 6, 8, 11 and 15)	80,462	78,688

Total assets	¥3,110,470	¥3,157,077

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

March 31, 2017 and 2018

LIABILITIES AND EQUITY	2017	2018

	(Yen in millions and shares in thousands)
Current liabilities:
Short-term borrowings (Note 10)	¥191	¥145
Current portion of long-term debt (Notes 4 and 10)	8,235	9,293
Trade notes and accounts payable	129,460	149,734
Other notes and accounts payable (Note 13)	60,881	66,970
Accrued payroll and bonus	62,868	68,664
Accrued income taxes	15,707	19,436
Other accrued liabilities	51,062	50,727
Other current liabilities (Notes 5 and 12)	36,257	55,017

Total current liabilities	364,661	419,986

Non-current liabilities:
Long-term debt (Notes 4, 8 and 10)	16,409	20,237
Accrued pension and severance liabilities (Note 11)	31,720	28,723
Deferred income taxes (Note 15)	258,859	223,530
Other non-current liabilities (Notes 5 and 15)	19,912	40,095

Total non-current liabilities	326,900	312,585

Total liabilities	691,561	732,571

Commitments and contingencies (Note 13)

Kyocera Corporation’s shareholders’ equity:
Common stock:
Authorized 600,000 shares
Issued 377,619 shares at March 31, 2017 and Issued 377,619 shares at March 31, 2018	115,703	115,703
Additional paid-in capital	165,230	165,125
Retained earnings	1,638,116	1,675,780
Accumulated other comprehensive income	447,479	411,980
Common stock in treasury stock, at cost:
9,906 shares at March 31, 2017 and
9,911 shares at March 31, 2018	(32,309)	(32,342)

Total Kyocera Corporation’s shareholders’ equity	2,334,219	2,336,246
Noncontrolling interests	84,690	88,260

Total equity (Note 14)	2,418,909	2,424,506

Total liabilities and equity	¥3,110,470	¥3,157,077

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2018

	2016	2017	2018
	(Yen in millions and shares in thousands, except per share amounts)
Net sales (Note 7)	¥1,479,627	¥1,422,754	¥1,577,039
Cost of sales (Note 5)	1,093,467	1,049,472	1,200,911

Gross profit	386,160	373,282	376,128
Selling, general and administrative expenses (Notes 2, 4, 13 and 16)	279,361	268,740	280,553
Loss on impairment of goodwill (Notes 4 and 9)	14,143	—	—

Profit from operations	92,656	104,542	95,575

Other income (expenses):
Interest and dividend income (Note 3)	28,609	32,364	40,498
Interest expense	(1,814)	(901)	(1,395)
Foreign currency transaction gains (losses), net (Note 12)	3,820	1,278	(827)
Gains on sales of securities, net (Note 3)	20,600	193	1,629
Other, net	1,712	373	(3,614)

Total other income (expense)	52,927	33,307	36,291

Income before income taxes	145,583	137,849	131,866

Income taxes (Note 15):
Current	49,187	36,831	57,794
Deferred	(17,795)	(8,389)	(10,913)

	31,392	28,442	46,881

Net income	114,191	109,407	84,985
Net income attributable to noncontrolling interests	(5,144)	(5,564)	(3,196)

Net income attributable to Kyocera Corporation’s shareholders	¥109,047	¥103,843	¥81,789

Per share information (Note 18):
Net income attributable to Kyocera Corporation’s shareholders :
Basic	¥297.24	¥282.62	¥222.43
Diluted	297.24	282.62	222.43
Cash dividends declared per share:
Per share of common stock	100.00	110.00	120.00
Average number of shares of common stock outstanding:
Basic	366,859	367,428	367,709
Diluted	366,859	367,428	367,709

The accompanying notes are an integral part of these statements.

Consolidated Statements of Comprehensive Income

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2018

	2016	2017	2018
	(Yen in millions)
Net income	¥114,191	¥109,407	¥84,985

Other comprehensive income—net of taxes
Net unrealized gains (losses) on securities (Notes 3 and 14)	49,205	(17,597)	(40,087)
Net unrealized gains (losses) on derivative financial instruments (Notes 12 and 14)	(116)	45	27
Pension liability adjustment (Notes 11 and 14)	(13,969)	7,252	6,428
Foreign currency translation adjustments (Note 14)	(39,342)	(13,479)	(2,703)

Total other comprehensive income	(4,222)	(23,779)	(36,335)

Comprehensive income	109,969	85,628	48,650
Comprehensive income attributable to noncontrolling interests	(786)	(4,066)	(2,398)

Comprehensive income attributable to Kyocera Corporation’s shareholders	¥109,183	¥81,562	¥46,252

Consolidated Statements of Changes in Equity

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2018

(Number of shares outstanding)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Kyocera Corporation’s Shareholders’ Equity	Non controlling Interests	Equity
			(Note 14)	(Note 14)
	(Yen in millions and shares in thousands)
Balance, March 31, 2015 (366,861)	¥115,703	¥162,695	¥1,502,310	¥469,673	¥(35,062)	¥2,215,319	¥88,304	¥2,303,623
Comprehensive income:
Net income			109,047			109,047	5,144	114,191
Change in net unrealized gains (losses) on securities—net of taxes (Note 3)				49,349		49,349	(144)	49,205
Change in net unrealized gains (losses) on derivative financial instruments—net of taxes (Note 12)				(116)		(116)	0	(116)
Change in pension liability adjustment—net of taxes (Note 11)				(14,177)		(14,177)	208	(13,969)
Change in foreign currency translation adjustments—net of taxes				(34,920)		(34,920)	(4,422)	(39,342)

Total comprehensive income						109,183	786	109,969

Cash dividends paid to Kyocera Corporation’s shareholders			(40,355)			(40,355)		(40,355)
Cash dividends paid to noncontrolling interests							(3,629)	(3,629)
Purchase of treasury stock (4)					(27)	(27)		(27)
Reissuance of treasury stock (0)		0			1	1		1
Stock option plan of subsidiaries		125				125	48	173
Other		24		(6)		18	3,989	4,007

Balance, March 31, 2016 (366,857)	¥115,703	¥162,844	¥1,571,002	¥469,803	¥(35,088)	¥2,284,264	¥89,498	¥2,373,762
Comprehensive income:
Net income			103,843			103,843	5,564	109,407
Change in net unrealized gains (losses) on securities—net of taxes (Note 3)				(17,539)		(17,539)	(58)	(17,597)
Change in net unrealized gains (losses) on derivative financial instruments—net of taxes (Note 12)				39		39	6	45
Change in pension liability adjustment—net of taxes (Note 11)				7,273		7,273	(21)	7,252
Change in foreign currency translation adjustments—net of taxes				(12,054)		(12,054)	(1,425)	(13,479)

Total comprehensive income						81,562	4,066	85,628

Cash dividends paid to Kyocera Corporation’s shareholders			(36,729)			(36,729)		(36,729)
Cash dividends paid to noncontrolling interests							(3,204)	(3,204)
Purchase of treasury stock (4)					(25)	(25)		(25)
Reissuance of treasury stock (0)		2			2	4		4
Stock option plan of subsidiaries		189				189	71	260
Acquisition of noncontrolling interests with the consolidated subsidiary merger (859)		2,232			2,802	5,034	(6,474)	(1,440)
Other		(37)		(43)		(80)	733	653

Consolidated Statements of Changes in Equity—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2018

(Number of shares outstanding)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Kyocera Corporation’s Shareholders’ Equity	Non controlling Interests	Equity
			(Note 14)	(Note 14)
	(Yen in millions and shares in thousands)
Balance, March 31, 2017 (367,712)	¥115,703	¥165,230	¥1,638,116	¥447,479	¥(32,309)	¥2,334,219	¥84,690	¥2,418,909
Comprehensive income:
Net income			81,789			81,789	3,196	84,985
Change in net unrealized gains (losses) on securities—net of taxes (Note 3)				(40,091)		(40,091)	4	(40,087)
Change in net unrealized gains (losses) on derivative financial instruments—net of taxes (Note 12)				42		42	(15)	27
Change in pension liability adjustment—net of taxes (Note 11)				6,090		6,090	338	6,428
Change in foreign currency translation adjustments—net of taxes				(1,578)		(1,578)	(1,125)	(2,703)

Total comprehensive income						46,252	2,398	48,650

Cash dividends paid to Kyocera Corporation’s shareholders			(44,125)			(44,125)		(44,125)
Cash dividends paid to noncontrolling interests							(4,182)	(4,182)
Purchase of treasury stock (4)					(33)	(33)		(33)
Reissuance of treasury stock (0)		1			0	1		1
Stock option plan of subsidiaries		273				273	104	377
Other		(379)		38		(341)	5,250	4,909

Balance, March 31, 2018 (367,708)	¥115,703	¥165,125	¥1,675,780	¥411,980	¥(32,342)	¥2,336,246	¥88,260	¥2,424,506

.

Consolidated Statements of Cash Flows

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2018

	2016	2017	2018

	(Yen in millions)
Cash flows from operating activities:
Net income	¥114,191	¥109,407	¥84,985
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	76,647	77,445	82,804
Provision for doubtful accounts and loss on bad debts	761	566	356
Write-down of inventories	12,238	9,215	28,721
Deferred income taxes (Note 15)	(17,795)	(8,389)	(10,913)
Gains on sales of securities, net (Note 3)	(20,600)	(193)	(1,639)
Gains on sales of property, plant and equipment, net	(12,039)	(1,142)	164
Loss on impairment of goodwill (Notes 4 and 9)	14,143	—	—
Foreign currency adjustments	2,955	4,160	7,380
Change in assets and liabilities:
(Increase) decrease in receivables	15,611	(30,035)	(29,547)
(Increase) decrease in inventories	6,310	(16,349)	(49,132)
(Increase) decrease in other current assets	87	9,023	(4,419)
Increase in notes and accounts payable	2,400	3,524	9,854
Increase (decrease) in accrued income taxes	5,807	(7,370)	10,991
Increase (decrease) in other current liabilities	(3,478)	17,560	12,971
Increase (decrease) in other non-current liabilities	(4,722)	(5,045)	10,139
Other, net	1,524	1,854	6,238

Net cash provided by operating activities	194,040	164,231	158,953

Cash flows from investing activities:
Payments for purchases of available-for-sale securities	(42)	(2)	(3,712)
Payments for purchases of held-to-maturity securities	(121,924)	(146,832)	(30,135)
Payments for purchases of other securities	(5,546)	(2,646)	(6,911)
Proceeds from sales of available-for-sale securities	39,057	237	2,438
Proceeds from maturities of held-to-maturity securities	94,608	132,501	102,679
Acquisitions of businesses, net of cash acquired (Notes 2 and 19)	(22,676)	(19,673)	(75,322)
Payments for purchases of property, plant and equipment	(66,102)	(66,901)	(84,195)
Payments for purchases of intangible assets	(10,703)	(5,810)	(7,194)
Proceeds from sales of property, plant and equipment	16,989	3,416	1,886
Acquisition of time deposits and certificate of deposits	(313,911)	(454,998)	(420,556)
Withdrawal of time deposits and certificate of deposits	281,614	449,747	466,962
Other, net	1,827	(1,128)	932

Net cash used in investing activities	(106,809)	(112,089)	(53,128)

Cash flows from financing activities:
Decrease in short-term borrowings, net	(2,881)	(4,729)	(3,240)
Proceeds from issuance of long-term debt	10,996	9,778	13,203
Payments of long-term debt	(12,830)	(11,177)	(12,771)
Dividends paid	(43,874)	(39,982)	(47,936)
Purchases of noncontrolling interests	(1,780)	(1,942)	(454)
Other, net	(239)	80	(422)

Net cash used in financing activities	(50,608)	(47,972)	(51,620)

Effect of exchange rate changes on cash and cash equivalents	(13,966)	(1,995)	(5,462)

Net increase in cash and cash equivalents	22,657	2,175	48,743
Cash and cash equivalents at beginning of year	351,363	374,020	376,195

Cash and cash equivalents at end of year	¥374,020	¥376,195	¥424,938

The accompanying notes are an integral part of these statements.

Notes to the Consolidated Financial Statements

Kyocera Corporation and Consolidated Subsidiaries

1. ACCOUNTING POLICIES

Financial Statements Presentation:

The accompanying consolidated financial statements of Kyocera Corporation and its subsidiaries have been prepared in accordance with U.S. GAAP.

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

Revenue Recognition:

Kyocera generates revenue principally through the sale of the following markets: information and communications, industrial machinery, automotive-related and environment and energy. Kyocera’s operations consist of the following six reporting segments: 1) Industrial & Automotive Components Group, 2) Semiconductor Components Group, 3) Electronic Devices Group, 4) Communications Group, 5) Document Solutions Group, 6) Life & Environment Group.

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

For most customer orders, the transfer of ownership and revenue recognition occurs at the time of shipment of the products to the customer. For the remainder of customer orders, the transfer of ownership and revenue recognition occurs at the time of receipt of the products by the customer, with the exception of sales of printers and multifunctional products in the Document Solutions Group and solar power generating system related products in the Life & Environment Group for which sales are made to end users together with installation services. The transfer of ownership and revenue recognition in these cases occur at the completion of installation and customer acceptance, as Kyocera have no further obligations under the contracts and all revenue recognition criteria under ASC 605, “Revenue Recognition,” are met. When Kyocera provides a combination of products and services, the arrangement is evaluated under ASC 605-25, “Multiple-Element Arrangements.”

In addition, in the Document Solutions Group, Kyocera may enter into sales contracts and lease agreements ranging from one to seven years directly with end users. Sales contracts and lease agreements may include installation services and have customer acceptance clauses. For sales and sales-type lease agreements, revenue is recognized at the completion of installation and customer acceptance which usually occurs on the same business day as delivery. For sales-type leases, unearned income (which represents interest) is amortized over the lease term using the effective interest method in accordance with ASC 840, “Leases.”

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

For all sales in the above segments, product returns are only accepted if the products are determined to be defective. There are no price protections, stock rotation or returns provisions, except for certain programs in the Electronic Devices Group as noted below.

Sales Incentives

In the Electronic Devices Group, sales to independent electronic component distributors may be subject to various sale programs for which a provision for incentive programs is recorded as a reduction of revenue at the time of sale, as further described below in accordance with ASC 605-50, “Customer Payments and Incentives” and ASC 605-15, “Products.”

(a) Distributor Stock Rotation Program

Stock rotation is a program whereby distributors are allowed to return for credit, semi-annually, equal to a certain percentage of the previous six months net sales. In accordance with ASC 605-15, “Products,” an estimated sales allowance for stock rotation is recorded at the time of sale based on a percentage of distributor sales using historical trends, current pricing and volume information, other market specific information and input from sales, marketing and other key management personnel. These procedures require the exercise of significant judgments. Kyocera believes that these procedures enable Kyocera to make reliable estimates of future returns under the stock rotation program. Kyocera’s actual results have historically approximated its estimates. When the products are returned and verified, the distributor is given credit against their accounts receivables.

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

Sales Rebates

In the case of sales to distributors in the Industrial & Automotive Components Group and Document Solutions Group, Kyocera provides cash rebates when predetermined sales targets are achieved during a certain period. Provisions for sales rebates are recorded as a reduction of revenue at the time of revenue recognition based on the best estimate of forecasted sales to each distributor in accordance with ASC 605-50, “Customer Payments and Incentives.”

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

In the Document Solutions Group, Kyocera provides a standard one year manufacturer’s warranty on its products. For sales directly to end users, Kyocera offers extended warranty plans that may be purchased and that are renewable in one year incremental periods at the end of the warranty term. Service revenues are recognized over the term of the related service maintenance contracts in accordance with ASC 605-20, “Services.”

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

Inventories:

Inventories are accounted for under ASC 330, “Inventory.” Inventories are stated at the lower of cost and net realizable value. The future purchase commitments of raw materials under the long-term purchase agreements are also stated at the lower of cost and net realizable value. For finished goods and work in process, cost is mainly determined by the average method. For raw materials and supplies, cost is mainly determined by the first-in, first-out method. Kyocera recognizes estimated write-downs of inventories for excess, slow-moving and obsolete inventories.

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

Property, Plant and Equipment and Depreciation:

Property, plant and equipment are accounted for under ASC 360, “Property, Plant, and Equipment.” Kyocera provides for depreciation of buildings, machinery and equipment over their estimated useful lives primarily on the declining-balance method. The principal estimated useful lives used for computing depreciation are as follows:

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

Goodwill and Other Intangible Assets:

Goodwill and other intangible assets are accounted for under ASC 350, “Intangibles—Goodwill and Other.” Goodwill and intangible assets with indefinite useful lives, rather than being amortized, are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment. Intangible assets with definite useful lives are amortized straight-line over their respective estimated useful lives to their estimated residual values, and reviewed for impairment which are accounted for under ASC 360, “Property, Plant, and Equipment” whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The principal estimated useful lives for intangible assets are as follows:

Customer relationships	3 to 20 years
Software	2 to 15 years
Trademarks	2 to 21 years
Non-patent technology	5 to 20 years
Patent rights	2 to 20 years

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

Net Income Attributable to Kyocera Corporation’s Shareholders:

Earnings per share is accounted for under ASC 260, “Earnings Per Share.” Basic earnings per share attributable to Kyocera Corporation’s shareholders is computed based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to Kyocera Corporation’s shareholders is computed based on the diluted average number of shares of stock outstanding during each period.

Research and Development Expenses and Advertising Expenses:

Research and development expenses are accounted for under ASC 730, “Research and Development,” and charged to expense as incurred. Advertising expenses are accounted for under ASC 720-35, “Other Expenses—Advertising Costs,” and charged to expense as incurred.

Use of Estimates:

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. However, actual results could differ from those estimates and assumptions.

Recently Adopted Accounting Standards:

On April 1, 2017, Kyocera adopted ASU No. 2016-07, “Investments—Simplifying the Transition to the Equity Method of Accounting.” The accounting standard eliminates the requirement to retroactively adopt the equity method of accounting when an investment qualifies for use of the equity method as a result of an increase in the level of ownership interest or degree of influence. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Issued IFRS standards and interpretations not yet adopted:

Kyocera plans to voluntarily adopt IFRS to its consolidated financial statements in place of the current U.S. GAAP from the year ending March 31, 2019. As of March 31, 2018, the following list is newly established or amended IFRS standards and interpretations that Kyocera will mandatory adopt from the year ending March 31, 2019 or 2020.

IFRS		Effective date (From the year beginning on or after)	Kyocera’s adoption year	Summaries of new standards and amendments
IFRS 9	Financial Instruments	January 1, 2018	From the year ending March 31, 2019	Revised accounting standard for financial instruments
IFRS 15	Revenue from contracts with customers	January 1, 2018	From the year ending March 31, 2019	Revised accounting standard for revenue recognition
IFRS 16	Leases	January 1, 2019	From the year ending March 31, 2020	Revised accounting standard for leases

Kyocera is currently evaluating the impact that these accounting standards will have on its consolidated results of operations, financial condition and cash flows.

Reclassifications:

Certain reclassifications and changes have been made to the corresponding footnotes to conform to the current presentation for the year ended March 31, 2018.

2. BUSINESS COMBINATION

Business combinations in the year ended March 31, 2018

On August 1, 2017, Kyocera Document Solutions Inc., a domestic subsidiary, signed an agreement to acquire the business of Databank IMX, LLC and acquired all of the common stocks of Databank Acquisition Corporation, its parent company, for ¥6,858 million in cash in order to activate a new business model and expand its business in the U.S. market. Databank IMX, LLC mainly provides solutions services for improving the efficiency of document data management in a company.

Kyocera has used the acquisition method of accounting to record assets acquired and liabilities assumed in accordance with ASC 805, “Business Combinations.” The allocation of fair value to the acquired assets and assumed liabilities was completed during the year ended March 31, 2018. As a result, the allocation of fair value to them based on estimated fair value in this business combination as of the acquisition date and goodwill were recognized as described below. Factors that contributed to the recognition of goodwill include expected synergies and the trained workforce.

Acquisition-related costs of ¥48 million were included in selling, general and administrative expenses in the consolidated statement of income for the year ended March 31, 2018. The result of operation of the acquired business was included into Kyocera’s consolidated financial statements since the acquisition date. For segment reporting, it is reported in Document Solutions Group.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

August 1, 2017
(Yen in millions)
Cash and cash equivalents	¥478
Trade receivables	1,250
Inventories	792
Others	512

Total current assets	3,032

Property, plant and equipment	442
Intangible assets	4,094

Total non-current assets	4,536

Total assets	7,568

Short-term borrowings	3,224
Trade notes and accounts payable	730
Others	2,161

Total current liabilities	6,115

Non-current liabilities	367

Total liabilities	6,482

Total identified assets and liabilities	1,086

Purchase price (Cash)	6,858

Goodwill *	¥5,772

*	The total amount of goodwill is not expected to be deductible for tax purposes.

Intangible assets that Kyocera recorded due to this acquisition are summarized as follows:

August 1, 2017
(Yen in millions)
Intangible assets subject to amortization:
Customer relationships	¥2,962
Trademarks	693
Others	439

Total	¥4,094

The weighted average amortization periods for both customer relationships and trademarks are 15 years.

The pro forma results are not presented as the revenue and earnings were not material.

On August 7, 2017, Kyocera acquired all of the common stocks of Senco Holdings, Inc., a U.S. based company that provides the product of the pneumatic tool for ¥28,848 million in cash in order to expand the pneumatic power tool related products globally in Kyocera’s industrial tool business. As a result, Senco Holdings, Inc. became Kyocera’s consolidated subsidiary and changed its name as Kyocera Senco Industrial Tools, Inc.

Kyocera has used the acquisition method of accounting to record assets acquired and liabilities assumed in accordance with ASC 805, “Business Combinations.” The allocation of fair value to the acquired assets and assumed liabilities was conducted during the year ended March 31, 2018. As a result, the allocation of fair value

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

to them based on estimated fair value in this business combination as of the acquisition date and goodwill were recognized as described below. Factors that contributed to the recognition of goodwill include expected synergies and the trained workforce.

Acquisition-related costs of ¥639 million were included in selling, general and administrative expenses in the consolidated statement of income for the year ended March 31, 2018. The result of operation of the acquired business was included into Kyocera’s consolidated financial statements since the acquisition date. For segment reporting, it is reported in the Industrial & Automotive Components Group.

August 7, 2017
(Yen in millions)
Cash and cash equivalents	¥2,093
Trade receivables	3,423
Inventories	4,521
Others	801

Total current assets	10,838

Property, plant and equipment	1,595
Intangible assets	8,743
Others	133

Total non-current assets	10,471

Total assets	21,309

Trade notes and accounts payable	1,808
Others	1,531

Total current liabilities	3,339

Deferred income taxes	3,564
Others	56

Non-current liabilities	3,620

Total liabilities	6,959

Total identified assets and liabilities	14,350

Purchase price (Cash)	28,848

Goodwill *	¥14,498

*	The total amount of goodwill is not expected to be deductible for tax purposes.

Intangible assets that Kyocera recorded due to this acquisition are summarized as follows:

August 7, 2017
(Yen in millions)
Intangible assets subject to amortization:
Customer relationships	¥7,451
Trademarks	1,292

Total	¥8,743

The weighted average amortization periods for customer relationships and trademarks are 14 years and five years, respectively.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The pro forma results are not presented as the revenue and earnings were not material.

On October 2, 2017, AVX Corporation, a U.S. based subsidiary, acquired Transportation, Sensing & Control Division and all of the common stocks of the related subsidiaries from TT Electronics, PLC, a United Kingdom based manufacturer of electronics components, for ¥18,652 million ($165 million) in cash in order to enhance AVX Corporation’s position in the automotive business and provides further opportunities for expansion and growth.

Kyocera has used the acquisition method of accounting to record assets acquired and liabilities assumed in accordance with ASC 805, “Business Combinations.” In accordance with the purchase method, the purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values. Factors that contributed to the recognition of goodwill include expected synergies and the trained workforce.

As of March 31, 2018, the allocation of the purchase price was prepared based on estimates of fair values, as shown in the following table. The purchase price allocation of assets and liabilities is preliminary and subject to change as Kyocera awaits the completion of the fair value appraisal of certain personal and real tangible assets as well as certain intangible assets.

The result of operation of the acquired business was included into Kyocera’s consolidated financial statements since the acquisition date. For segment reporting, it is reported in the Electronic Devices Group.

October 2, 2017
(Yen in millions)
Cash and cash equivalents	¥378
Trade receivables	6,934
Inventories	4,787
Others	1,681

Total current assets	13,780

Property, plant and equipment	9,676
Intangible assets	2,049
Others	197

Total non-current assets	11,922

Total assets	25,702

Trade notes and accounts payable	3,985
Others	4,248

Total current liabilities	8,233

Non-current liabilities	1,755

Total liabilities	9,988

Total identified assets and liabilities	15,714

Purchase price (Cash)	18,652

Goodwill *	¥2,938

*	The total amount of goodwill is not expected to be deductible for tax purposes.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Intangible assets that Kyocera recorded due to this acquisition are summarized as follows:

October 2, 2017
(Yen in millions)
Intangible assets subject to amortization:
Non-patent technology	¥1,173
Customer relationships	698
Other	178

Total	¥2,049

The weighted average amortization periods for non-patent technology and customer relationships are 11 years and six years, respectively.

The pro forma results are not presented as the revenue and earnings were not material.

On January 10, 2018, Kyocera acquired 80% of the common stocks of the company established from the company split of Ryobi Limited’s power tool business for ¥10,717 million in cash in order to promote further expansion of its industrial tools business, and made it consolidated subsidiary and named Kyocera Industrial Tools Corporation.

Kyocera has used the acquisition method of accounting to record assets acquired and liabilities assumed in accordance with ASC 805, “Business Combinations.” The allocation of fair value to the acquired assets and assumed liabilities was conducted during the year ended March 31, 2018. As a result, the allocation of fair value to them based on estimated fair value in this business combination as of the acquisition date and goodwill were recognized as described below. Factors that contributed to the recognition of goodwill include expected synergies and the trained workforce.

Acquisition-related costs of ¥155 million were included in selling, general and administrative expenses in the consolidated statement of income for the year ended March 31, 2018. The result of operation of the acquired business was included into Kyocera’s consolidated financial statements since the acquisition date. For segment reporting, it is reported in the Industrial & Automotive Components Group.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

January 10, 2018
(Yen in millions)
Cash and cash equivalents	¥3,419
Trade receivables	3,431
Inventories	3,739
Others	2,090

Total current assets	12,679

Property, plant and equipment	2,585
Intangible assets	1,524
Others	1,796

Total non-current assets	5,905

Total assets	18,584

Trade notes and accounts payable	1,619
Others	922

Total current liabilities	2,541

Deferred income taxes	428
Others	1,953

Non-current liabilities	2,381

Total liabilities	4,922

Noncontrolling interests	1,918

Total identified shareholders’ equity	11,744

The fair value of business as of January 10, 2018	13,347

Goodwill *	¥1,603

*	The total amount of goodwill is not expected to be deductible for tax purposes.

Intangible assets that Kyocera recorded due to this acquisition are summarized as follows:

January 10, 2018
(Yen in millions)
Intangible assets subject to amortization:
Technologies	¥1,121
Others	403

Total	¥1,524

The weighted average amortization periods for technologies are 11 years.

The pro forma results are not presented as the revenue and earnings were not material.

On January 31, 2018, AVX Corporation, a U.S. based subsidiary, acquired 100% of the common stock of Ethertronics Inc. for ¥15,040 million ($138 million) in cash. The purchase of Ethertronics expands AVX’s extensive electronic product offering into the antenna technology market and will provide new and exciting growth opportunities for AVX going forward.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Kyocera has used the acquisition method of accounting to record assets acquired and liabilities assumed in accordance with ASC 805, “Business Combinations.” In accordance with the purchase method, the purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values. Factors that contributed to the recognition of goodwill include expected synergies and the trained workforce.

As of March 31, 2018, the allocation of the purchase price was prepared based on estimates of fair values, as shown in the following table. The purchase price allocation of assets and liabilities is preliminary and subject to change as Kyocera awaits the completion of the fair value appraisal of certain personal and real tangible assets as well as certain intangible assets.

The result of operation of the acquired business was included into Kyocera’s consolidated financial statements since the acquisition date. For segment reporting, it is reported in the Electronic Devices Group.

January 31, 2018
(Yen in millions)
Cash and cash equivalents	¥1,088
Trade receivables	1,779
Inventories	644
Others	154

Total current assets	3,665

Property, plant and equipment	1,497
Intangible assets	7,050
Others	392

Total non-current assets	8,939

Total assets	12,604

Trade notes and accounts payable	1,103
Others	488

Total current liabilities	1,591

Long-term borrowings	2,296
Others	1,889

Non-current liabilities	4,185

Total liabilities	5,776

Total identified assets and liabilities	6,828

Purchase price (Cash)	15,040

Goodwill *	¥8,212

*	The total amount of goodwill is not expected to be deductible for tax purposes.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Intangible assets that Kyocera recorded due to this acquisition are summarized as follows:

January 31, 2018
(Yen in millions)
Intangible assets subject to amortization:
Non-patent technology	¥1,654
Customer relationships	4,265
Trademarks	849
Other	282

Total	¥7,050

The weighted average amortization periods for non-patent technology, customer relationships and trademarks are 10 years, 13 years and 10 years, respectively.

The pro forma results are not presented as the revenue and earnings were not material.

Business combinations in the year ended March 31, 2017

On May 2, 2016, Kyocera acquired 100% of the common stock of SGS Tool Company which is the U.S. based solid tool manufacturing and sales company for ¥9,046 million in cash in order to strengthen Kyocera’s industrial tool business in North America, and made it consolidated subsidiary and changed its name as Kyocera SGS Precision Tools, Inc.

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

Acquisition-related costs of ¥282 million were included in selling, general and administrative expenses in the consolidated statement of income for the year ended March 31, 2017. The result of operation of the acquired business was included into Kyocera’s consolidated financial statements since the acquisition date. For segment reporting, it is reported in the Industrial & Automotive Components Group.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

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

On December 6, 2016, Kyocera Document Solutions Inc. acquired the common stock of Annodata Limited and Annodata Communication Systems Limited, and made them consolidated subsidiaries to advance into comprehensive service business which integrates document solutions and information technology services. Kyocera Document Solutions Inc. paid ¥6,062 million of cash to their stockholder and ¥3,561 million to an escrow account on the promise that it acquired 90% of the common stock of them on December 6, 2016. On August 31, 2017, Kyocera Document Solutions Inc. acquired the remaining 10% of the common stock.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The acquisition price of their common stock was ¥10,743 million, which consisted of ¥9,623 million of the above payments in total and ¥1,120 million of the fair value of the future performance-linked payment (contingent consideration) as of acquisition date. At March 31, 2018, the fair value of the contingent consideration was ¥330 million.

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

Kyocera’s ratio of voting rights has been 100% since December 6, 2016 and the result of operation of the acquired business was included into Kyocera’s consolidated financial statements since the date. For segment reporting, it is reported in the Document Solutions Group.

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

Kyocera has used the acquisition method of accounting to record assets acquired and liabilities assumed in accordance with ASC805, “Business Combinations.” The allocation of fair value to the acquired assets and assumed liabilities was completed during the year ended March 31, 2016. Acquisition-related costs of ¥232 million were included in selling, general and administrative expenses in the consolidated statement of income for the year ended March 31, 2016. The result of operation of the acquired business was included into Kyocera’s consolidated financial statements since the acquisition date. For segment reporting, it is reported in the Electronic Devices Group.

Kyocera conducted an absorption-type merger in which NIEC was the merged company with that for every 1 ordinary share of NIEC, 0.032 ordinary shares of Kyocera were allocated and delivered to the NIEC’s shareholders on August 1, 2016.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

September 4, 2015
(Yen in millions)
Cash and cash equivalents	¥1,976
Trade receivables	5,630
Inventories	5,761
Others	183

Total current assets	13,550

Property, plant and equipment	4,527
Intangible assets	1,760
Others	396

Total non-current assets	6,683

Total assets	20,233

Short-term borrowings	3,722
Current portion of long-term debt	480
Trade notes and accounts payable	3,147
Others	951

Total current liabilities	8,300

Non-current liabilities	5,265

Total liabilities	13,565

Total identified assets and liabilities	6,668

The fair value of business as of September 4, 2015 *[1]	17,274

Goodwill *[2]	¥10,606

*1	The fair value of business as of September 4, 2015 was calculated by multiplying 197 yen, which was the price of the tender offer per common share, by NIEC’s total number of common shares issued after deduction of the treasury shares.
*2	The total amount of goodwill is not expected to be deductible for tax purposes.

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

Kyocera has used the acquisition method of accounting to record assets acquired and liabilities assumed in accordance with ASC805, “Business Combinations.” The allocation of fair value to the acquired assets and assumed liabilities was completed during the year ended March 31, 2016. Acquisition-related costs of ¥68 million were included in selling, general and administrative expenses in the consolidated statement of income for the year ended March 31, 2016. The result of operation of the acquired business was included into Kyocera’s consolidated financial statements since the acquisition date. For segment reporting, it is reported in the Document Solutions Group.

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

On November 3, 2015, Kyocera Document Solutions Inc. acquired 100% of the common stock of Ceyoniq Technology GmbH and related three companies to expand into solution business, making it possible to effectively control and use data handled with a company and increase productivity. The acquisition price was ¥3,727 million, which consisted of ¥3,508 million of cash payment and ¥219 million of the fair value of the future performance-linked payment (contingent consideration) as of acquisition date. At March 31, 2018, the maximum amount of the contingent consideration was ¥131 million.

Kyocera has used the acquisition method of accounting to record assets acquired and liabilities assumed in accordance with ASC805, “Business Combinations.” The allocation of fair value to the acquired assets and assumed liabilities was completed during the year ended March 31, 2016. Acquisition-related costs of ¥129 million were included in selling, general and administrative expenses in the consolidated statement of income for the year ended March 31, 2016. The result of operation of the acquired business was included into Kyocera’s consolidated financial statements since the acquisition date. For segment reporting, it is reported in the Document Solutions Group.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

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

Other-than-temporary loss on debt and equity securities for the years ended March 31, 2016, 2017 and 2018 are as follows:

	Years ended March 31,
	2016	2017	2018
	(Yen in millions)
Other-than-temporary loss on debt and equity securities	¥—	¥31	¥873

(1)	Debt and equity securities with readily determinable fair values

Investments in debt and equity securities at March 31, 2017 and 2018, included in short-term investments in debt securities and in long-term investments in debt and equity securities are summarized as follows:

	March 31,
	2017				2018
	Cost*[1]	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Cost*[1]	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
	(Yen in millions)
Available-for-sale securities:
Marketable equity securities*[2]	¥267,526	¥1,048,127	¥780,644	¥43	¥270,403	¥993,707	¥723,309	¥5

Total equity securities	267,526	1,048,127	780,644	43	270,403	993,707	723,309	5

Total available-for-sale securities	267,526	1,048,127	780,644	43	270,403	993,707	723,309	5

Held-to-maturity securities:
Corporate bonds	167,329	167,135	172	366	93,728	94,525	854	57
Government bonds and public bonds	3	3	—	—	2	2	—	—
Commercial paper	—	—	—	—	1,123	1,123	—	0

Total held-to-maturity securities	167,332	167,138	172	366	94,853	95,650	854	57

Total	¥434,858	¥1,215,265	¥780,816	¥409	¥365,256	¥1,089,357	¥724,163	¥62

*1	Cost represents amortized cost for held-to-maturity securities and acquisition cost for available-for-sale securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

*2	Marketable equity securities mainly consist of the shares of KDDI Corporation, which is a telecommunications carrier in Japan. At March 31, 2018, Kyocera Corporation’s equity interest in KDDI Corporation was 12.95%. Cost, aggregate fair value and gross unrealized gain of the shares of KDDI Corporation held by Kyocera are as follows:

	March 31,
	2017				2018
	Cost	Aggregate Fair Value	Gross Unrealized Gain	Gross Unrealized Loss	Cost	Aggregate Fair Value	Gross Unrealized Gain	Gross Unrealized Loss
	(Yen in millions)
Shares of KDDI Corporation	¥242,868	¥979,151	¥736,283	¥—	¥242,868	¥910,288	¥667,420	¥—

Kyocera received dividends from KDDI Corporation, and included them in interest and dividend income in the consolidated statements of income, are summarized as follows:

	Years ended March 31,
	2016	2017	2018
	(Yen in millions)
Dividends from KDDI Corporation	¥22,334	¥25,132	¥30,159

Short-term investments in debt securities and long-term investments in debt and equity securities at March 31, 2017 and 2018 are as follows:

	March, 31
	2017			2018
	Available- for-Sale	Held-to- Maturity	Total	Available- for-Sale	Held-to- Maturity	Total
	(Yen in millions)
Short-term investment in debt securities	¥—	¥84,703	¥84,703	¥—	¥38,023	¥38,023
Long-term investment in debt and equity securities	1,048,127	82,629	1,130,756	993,707	56,830	1,050,537

Total	¥1,048,127	¥167,332	¥1,215,459	¥993,707	¥94,853	¥1,088,560

At March 31, 2018, the contractual maturities of available-for-sale and held-to-maturity securities are summarized as follows:

	March 31, 2018
	Available-for-Sale		Held-to-Maturity
	Cost	Aggregate Fair Value	Cost	Aggregate Fair Value
	(Yen in millions)
Due within 1 year	¥—	¥—	¥38,023	¥38,051
Due after 1 year to 5 years	—	—	56,830	57,599
Due after 5 years	—	—	—	—
Equity securities	270,403	993,707	—	—

Total	¥270,403	¥993,707	¥94,853	¥95,650

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Proceeds from sales of available-for-sale securities and the related gross realized gains and losses for the years ended March 31, 2016, 2017 and 2018 are as follows:

	Years ended March 31,
	2016	2017	2018
	(Yen in millions)
Proceeds from sales of available-for-sale securities	¥39,118	¥229	¥2,377
Gross realized gains	20,352	190	1,594
Gross realized losses	1	—	—

For the purpose of computing gains and losses, the cost of those securities is determined by the moving average method. Due to the sale of the shares of KDDI Corporation, Kyocera recorded gains in the amount of ¥20,000 million, which were included in gains on sales of securities, net in the consolidated statements of income for the year ended March 31, 2016.

(2)	Other investments

Kyocera holds time deposits and certificates of deposits which are due over three months to original maturity, non-marketable equity securities, long-term loans and investments in affiliates and an unconsolidated subsidiary. Carrying amounts of these investments at March 31, 2017 and 2018, included in other short-term investments and in other long-term investments, are summarized as follows:

	March 31,
	2017	2018
	(Yen in millions)
Time deposits and certificates of deposits (due over 3 months)	¥213,143	¥159,310
Non-marketable equity securities	15,865	21,453
Long-term loans	43	0
Investments in affiliates and an unconsolidated subsidiary	5,863	3,874

Total	¥234,914	¥184,637

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

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

(1) Assets and liabilities measured at fair value on a recurring basis

The fair value of the financial assets that were measured and recorded at fair value on a recurring basis are as follows:

	March 31,
	2017				2018
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Yen in millions)
Current Assets:
Foreign currency forward contracts	¥—	¥2,470	¥—	¥2,470	¥—	¥5,742	¥—	¥5,742

Total derivatives	—	2,470	—	2,470	—	5,742	—	5,742

Total current assets	—	2,470	—	2,470	—	5,742	—	5,742

Non-Current Assets:
Marketable equity securities	1,048,127	—	—	1,048,127	993,707	—	—	993,707

Total equity securities	1,048,127	—	—	1,048,127	993,707	—	—	993,707

Total non-current assets	1,048,127	—	—	1,048,127	993,707	—	—	993,707

Total assets	¥1,048,127	¥2,470	¥—	¥1,050,597	¥993,707	¥5,742	¥—	¥999,449

Current Liabilities:
Foreign currency forward contracts	¥—	¥4,770	¥—	¥4,770	¥—	¥905	¥—	¥905

Total derivatives	—	4,770	—	4,770	—	905	—	905

Total current liabilities	¥—	¥4,770	¥—	¥4,770	¥—	¥905	¥—	¥905

The fair value of Level 1 investments is quoted price in an active market with sufficient volume and frequency of transactions.

The fair value of Level 2 investments is other than quoted price included within Level 1 that is observable for the asset or liability, either directly or indirectly through corroboration with observable market data. Kyocera did not recognize any transfers between Levels 1 and 2 for the years ended March 31, 2016, 2017 and 2018.

The fair value of Level 2 derivatives is estimated based on quotes from financial institutions. With respect to the detail information of derivatives, please refer to the Note 12 to Kyocera’s consolidated financial statement included in this annual report on Form 20-F.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

(2)	Assets and liabilities measured at fair value on a non-recurring basis

The following table presents the financial assets and the non-financial assets that were measured and recorded at fair value on a non-recurring basis for the year ended March 31, 2016, 2017 and 2018. The liabilities that were measured at fair value on a non-recurring basis were not material. The following assets are classified in all level 3, there is no asset classified as Level 1 and Level 2.

	Balance at March 31, 2016	Losses for the year ended March 31, 2016	Balance at March 31, 2017	Losses for the year ended March 31, 2017	Balance at March 31, 2018	Losses for the year ended March 31, 2018

	(Yen in millions)
Property, plant and equipment	¥2,432	¥(1,763)	¥25,513	¥(242)	¥6	¥(324)
Intangible assets	405	(2,679)	674	(1,944)	—	—
Goodwill	—	(14,143)	—	—	—	—
Non-marketable equity securities	0	(0)	0	(0)	31	(770)

Losses for the year ended March 31, 2016, 2017 and 2018 were impairment losses on each asset. Impairment losses on property, plant and equipment and intangible assets were included in selling, general and administrative expenses in the consolidated statements of income. Impairment losses on non-marketable equity securities were included in other, net in the consolidated statements of income.

With respect to the amounts and the calculation method of impairment losses, please refer to the Note 1 to Kyocera’s consolidated financial statement included in this annual report on Form 20-F.

In fiscal 2016, Kyocera recognized impairment losses of ¥1,148 million on property, plant and equipment, and ¥2,666 million on intangible assets subject to amortization due to the deterioration of profitability in the liquid crystal displays business included in the Industrial & Automotive Components Group, and such losses were included in selling, general and administrative expenses in the consolidated statements of income.

In fiscal 2017, Kyocera recognized impairment loss of ¥1,928 million on intangible assets subject to amortization due to the deterioration of profitability in the organic materials business included in the Semiconductor Components Group, and such loss was included in selling, general and administrative expenses in the consolidated statements of income.

With respect to the amounts and the calculation method of impairment loss on goodwill for the year ended March 31, 2016, please refer to the Note 9 to Kyocera’s consolidated financial statement included in this annual report on Form 20-F.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

(3)	Fair value of financial instruments

The fair values of financial instruments and the methods and assumptions used to estimate the fair value are as follows:

	March 31,
	2017		2018
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

	(Yen in millions)
Assets (a):
Short-term investments in debt securities	¥84,703	¥84,713	¥38,023	¥38,051
Long-term investments in debt and equity securities	1,130,756	1,130,552	1,050,537	1,051,306
Other long-term investments (excluding investments in affiliates and an unconsolidated subsidiary)	16,383	16,383	21,984	21,984

Total	¥1,231,842	¥1,231,648	¥1,110,544	¥1,111,341

Liabilities (b):
Long-term debt (including due within one year)	¥24,644	¥24,644	¥29,530	¥29,530

Total	¥24,644	¥24,644	¥29,530	¥29,530

(a)	For investments with active markets, fair value is based on quoted market prices. For non-marketable equity securities, it is not practicable to estimate the fair value because of the lack of the market price and difficulty in estimating fair value without incurring excessive cost. In addition, Kyocera did not identify any events or changes in circumstances that may have had a significant adverse effect on these investments. The aggregated carrying amounts of these investments included in the above table at March 31, 2017 and 2018 were ¥15,852 million and ¥21,422 million, respectively. Fair value of held-to-maturity investments in debt securities is mainly classified as Level 2.
(b)	Fair value is estimated by discounting cash flows, using current interest rates for instruments with similar terms and remaining maturities, and classified as Level 2.

Carrying amounts of cash and cash equivalents, other short-term investments, trade notes receivable, trade accounts receivable, short-term borrowings, trade notes and accounts payable, and other notes and accounts payable approximate fair values because of the short maturity of these instruments.

5. INVENTORIES

Inventories at March 31, 2017 and 2018 are as follows:

	March 31,
	2017	2018

	(Yen in millions)
Finished goods	¥142,615	¥155,020
Work in process	66,956	79,300
Raw materials and supplies	121,584	130,555

Total	¥331,155	¥364,875

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Inventories are stated at the lower of cost and net realizable value. When the net realizable value is lower than its carrying amount due to a decline in profitability, the difference is recorded as a write-down in the “cost of sales” on the consolidated income statement and as a deduction of “inventories” in the consolidated balance sheet.

Kyocera recognized inventory write-downs of ¥9,215 million in fiscal 2017 and ¥28,721 million in fiscal 2018, respectively. The write-downs recognized in fiscal 2018 included ¥19,280 million of the write-down, which was recorded for ¥52,821 million of current polysilicon materials already purchased pursuant to the long-term purchase agreements in the solar energy business.

Kyocera also evaluated the future material purchase commitments under the agreements at the lower of cost and net realizable value, and recorded the write-down in an amount equivalent to the difference between net realizable value and purchase price under the agreements, which was included in “cost of sales” in Kyocera’s consolidated income statements for the year ended March 31, 2018. The following table shows the remaining balance of future commitments, the amount of the write-down and its location in the consolidated balance sheet at March 31, 2018.

	Presentation on consolidated Balance Sheet	Remaining balance	Amount of write-down
	(Yen in millions)
The remaining balance of future commitments to be purchased in the year ending March 31, 2019	Other current liabilities	¥60,100	¥18,340
The remaining balance of future commitments to be purchased in the year ending March 31, 2020 and 2021	Other non-current liabilities	54,305	12,545

Total		¥114,405	¥30,885

6. VALUATION ALLOWANCES

Changes in valuation allowances for the years ended March 31, 2016, 2017, and 2018 are as follows:

	Balance at Beginning of Year	Charged to Costs or Expenses	Charged (Credited) to Other Accounts*	Charge-offs	Balance at End of Year
	(Yen in millions)
For the year ended March 31, 2016:
Allowance for doubtful accounts	¥4,363	¥1,015	¥(574)	¥(587)	¥4,217
Allowance for sales returns	3,351	6,686	(139)	(6,608)	3,290

Total	¥7,714	¥7,701	¥(713)	¥(7,195)	¥7,507

For the year ended March 31, 2017:
Allowance for doubtful accounts	¥4,217	¥936	¥(449)	¥(585)	¥4,119
Allowance for sales returns	3,290	4,842	(7)	(4,740)	3,385

Total	¥7,507	¥5,778	¥(456)	¥(5,325)	¥7,504

For the year ended March 31, 2018:
Allowance for doubtful accounts	¥4,119	¥829	¥140	¥(841)	¥4,247
Allowance for sales returns	3,385	6,435	(631)	(6,217)	2,972

Total	¥7,504	¥7,264	¥(491)	¥(7,058)	¥7,219

*	Charged (credited) to other accounts mainly consists of foreign currency translation adjustments.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The location of valuation allowances in the consolidated balance sheets at March 31, 2017 and 2018 are as follows:

	March 31, 2017	March 31, 2018
	(Yen in millions)
The location of valuation allowances that are not deducted from the related receivables in the consolidated balance sheets:
Less allowances for doubtful accounts and sales returns	¥5,593	¥5,490

The location of valuation allowances that are deducted from the related receivables in the consolidated balance sheets:
Other current assets	103	39
Other long-term investments	13	—
Other assets	1,795	1,690

Subtotal	1,911	1,729

Total	¥7,504	¥7,219

7. INVESTMENTS IN AFFILIATES

Related party transactions with the affiliates, accounted for by the equity method are as follows:

	March 31,
	2017	2018
	(Yen in millions)
Kyocera’s investments in affiliates	¥5,708	¥3,783
Kyocera’s trade receivables from affiliates	89	143

	Years ended March 31,
	2016	2017	2018
	(Yen in millions)
Kyocera’s equity in earnings of affiliates	¥(746)	¥(1,210)	¥(1,500)
Kyocera’s sales to affiliates	252	716	325

Kyocera Corporation’s investment in Kagoshima Mega Solar Power Corporation, which was ¥2,034 million at March 31, 2018 accounted for by the equity method, is pledged as collateral for loans of ¥16,820 million from financial institutions of Kagoshima Mega Solar Power Corporation.

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

	March 31,
	2017	2018
	(Yen in millions)
Total minimum lease payments receivable	¥33,868	¥41,173
Unguaranteed residual values	710	918
Unearned income	(2,658)	(3,234)
Executory costs	(16)	(29)

	31,904	38,828
Less, allowance for doubtful receivables	(103)	(39)

	31,801	38,789
Less, short-term lease receivables	(10,900)	(13,745)

Long-term lease receivables	¥20,901	¥25,044

A reconciliation of the beginning and ending amounts of allowance for doubtful accounts related to lease receivables are as follows:

	Years ended March 31,
	2016	2017	2018
	(Yen in millions)
Balance at beginning of year	¥203	¥107	¥103
Charged to costs or expenses, or charge-off	(98)	3	(74)
Foreign currency translation	2	(7)	10

Balance at end of year	¥107	¥103	¥39

TA Triumph-Adler GmbH estimates allowances for doubtful accounts related to lease receivables at the portfolio level.

The future minimum lease payments to be received under financing leases for future years are as follows:

Years ending March 31,	(Yen in millions)
2019	¥14,908
2020	12,607
2021	6,900
2022	4,353
2023	2,063
2024 and thereafter	342

Total	¥41,173

TA Triumph-Adler GmbH transferred the capital lease receivables to a third party in exchange for cash, however, the transfer was not qualified as a sale for financial reporting purpose because TA Triumph-Adler GmbH has a

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

right to repurchase the receivables. Accordingly, Kyocera has accounted for the cash received as a secured borrowing and it has been included in long-term debt. As a result of the transaction, the capital lease receivables in the amount of ¥23,616 million and ¥26,056 million have been recorded on the balance sheets as of March 31, 2017 and 2018, respectively.

9. GOODWILL AND OTHER INTANGIBLE ASSETS

Intangible assets are summarized as follows:

	March 31,
	2017		2018
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(Yen in millions)
Intangible assets subject to amortization:
Customer relationships	¥36,591	¥17,242	¥52,023	¥20,852
Software	41,937	31,667	38,325	28,686
Trademark	8,640	2,299	11,732	3,564
Non-patent technology	4,679	2,005	8,652	2,318
Patent rights	15,755	11,194	15,942	10,267
Other	17,359	5,925	18,845	6,856

Total	¥124,961	¥70,332	¥145,519	¥72,543

	March 31,
	2017	2018
	Gross Carrying Amount	Gross Carrying Amount
	(Yen in millions)
Intangible assets not subject to amortization:
Trademark	¥6,605	¥7,210
Other	1	—

Total	¥6,606	¥7,210

Intangible assets acquired during the year ended March 31, 2018 are as follows:

Year ended March 31, 2018
(Yen in millions)
Intangible assets subject to amortization:
Customer relationships	¥15,712
Software	4,730
Trademark	3,061
Non-patent technology	3,962
Patent rights	2,688
Other	1,318

Total	¥31,471

The weighted average amortization periods for customer relationships, software, trademark, non-patent technology and patent rights which were acquired during the year ended March 31, 2018 are 14 years, four years, nine years, 10 years and 16 years, respectively.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Total amortization of intangible assets during the years ended March 31, 2017 and 2018 amounted to ¥11,320 million and ¥12,513 million, respectively. The estimated aggregate amortization expenses for intangible assets for the next five years are as follows:

Years ending March 31,	(Yen in millions)
2019	¥10,365
2020	8,432
2021	7,352
2022	6,174
2023	5,084

The changes in the amounts of goodwill by segment in the years ended March 31, 2017 and 2018 are as follows:

	Industrial & Automotive Components Group	Semiconductor Components Group	Electronic Devices Group	Communications Group	Document Solutions Group	Life & Environment Group	Others	Total
	(Yen in millions)
Balance at March 31, 2016
Goodwill	¥32,729	¥6,943	¥48,091	¥28,200	¥23,306	¥3,563	¥1,227	¥144,059
Accumulated impairment losses	(19,558)	—	(729)	(21,151)	(22)	—	—	(41,460)

	13,171	6,943	47,362	7,049	23,284	3,563	1,227	102,599
Goodwill acquired during the year	4,145	—	—	—	6,023	—	—	10,168
Impairment of goodwill	—	—	—	—	—	—	—	—
Translation adjustments and reclassification to other accounts	(773)	(4)	(215)	—	(1,274)	(31)	—	(2,297)

Balance at March 31, 2017
Goodwill	36,101	6,939	47,876	28,200	28,055	3,532	1,227	151,930
Accumulated impairment losses	(19,558)	—	(729)	(21,151)	(22)	—	—	(41,460)

	16,543	6,939	47,147	7,049	28,033	3,532	1,227	110,470
Goodwill acquired during the year	16,101	—	11,150	—	6,012	—	—	33,263
Impairment of goodwill	—	—	—	—	—	—	—	—
Translation adjustments and reclassification to other accounts	1,048	(26)	(1,792)	—	1,305	—	—	535

Balance at March 31, 2018
Goodwill	53,250	6,913	57,234	28,200	35,372	3,532	1,227	185,728
Accumulated impairment losses	(19,558)	—	(729)	(21,151)	(22)	—	—	(41,460)

	¥33,692	¥6,913	¥56,505	¥7,049	¥35,350	¥3,532	¥1,227	¥144,268

As described “Goodwill and other intangible assets” in Note 1 to Kyocera’s consolidated financial statements included in this annual report on Form 20-F, we assess our goodwill for impairment annually as of January 1, and also whenever indicators of impairment exist.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

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

In fiscal 2016, Kyocera recognized an impairment loss on goodwill in the amount of ¥14,143 million in the liquid crystal displays business (“Reporting Unit”) included in the Industrial & Automotive Components Group. The loss was recorded due to a decline in the fair value of this Reporting Unit determined based on its updated future estimated cash flows, reflecting the deterioration of the profitability in the business. The fair value of this Reporting Unit was determined using the discounted cash flows method (income approach).

10. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2017 and 2018 are comprised of the following:

	March 31,
	2017	2018
Average interest rates on loans from banks and others (%)	9.02	8.50

	March 31,
	2017	2018

	(Yen in millions)
Unsecured	¥191	¥145

Long-term debt at March 31, 2017 and 2018 are comprised of the following:

	March 31,
	2017	2018
Range of interest rates on loans from banks and others (%)	0.65-6.45	2.00-6.30

	March 31,
	2017	2018

	(Yen in millions)
Secured	¥24,383	¥26,338
Unsecured	261	3,192

Subtotal	24,644	29,530
Less, portion due within one year	(8,235)	(9,293)

Total	¥16,409	¥20,237

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Aggregate maturities of long-term debt at March 31, 2018 are as follows:

Years ending March 31,	(Yen in millions)
2020	¥9,732
2021	5,195
2022	3,419
2023	1,544
2024 and thereafter	347

Total	¥20,237

Kyocera’s assets pledged as collateral of property, plant and equipment, net of accumulated depreciation for loans from banks at March 31, 2017 and 2018 are as follows:

	March 31,
	2017	2018

	(Yen in millions)
Property, plant and equipment, net of accumulated depreciation	¥1,418	¥1,388

As described in Note 8 to Kyocera’s consolidated financial statement included in this annual report on Form 20-F, since transferring of the capital lease receivables did not qualify as a sale for financial reporting purpose, Kyocera has accounted for the cash received as a secured borrowing. As a result of the transaction, capital lease receivables in the amount of ¥23,616 million and ¥26,056 million as of March 31, 2017 and 2018 have been recorded on the balance sheets, respectively.

11. BENEFIT PLANS

Domestic:

Defined benefit plans

At March 31, 2018, Kyocera Corporation and its major domestic subsidiaries sponsor funded defined benefit pension plans or unfunded retirement and severance plans for their employees. They use a “point system” whereby benefits under the plan are calculated according to (i) accumulated “points” that are earned based on employees’ position, extent of contribution and length of service period during employment, and (ii) conditions at the time of retirement. In addition, employees were provided an option to select how benefit payments will be made. Employees may elect to receive up to 50% of the accumulated points balance as an annuity payment over the employees’ lifetime with the remainder of the accumulated points being distributed in installments over a fixed period of up to 20 years.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The funded status of the benefit plans at Kyocera Corporation and its major domestic subsidiaries as of March 31, 2017 and 2018 are as follows:

	March 31,
	2017	2018
	(Yen in millions)
Change in projected benefit obligations:
Projected benefit obligations at beginning of year	¥222,106	¥220,023
Service cost	13,670	13,100
Interest cost	185	383
Actuarial gain	(6,130)	(6,420)
Benefits paid	(9,955)	(8,465)
Acquisitions of Business	—	1,429
Plan Amendment	147	—

Projected benefit obligations at end of year	220,023	220,050
Change in plan assets:
Fair value of plan assets at beginning of year	202,368	211,921
Actual return on plan assets	8,098	6,999
Employer’s contribution	11,384	10,833
Benefits paid	(9,929)	(8,439)

Fair value of plan assets at end of year	211,921	221,314

Funded status	¥(8,102)	¥1,264

Amounts recognized in the consolidated balance sheets consist of:

	March 31,
	2017	2018
	(Yen in millions)
Other assets	¥444	¥6,420
Accrued pension and severance liabilities	(8,546)	(5,156)

Net amount recognized	¥(8,102)	¥1,264

Amounts recognized in accumulated other comprehensive income consist of:

	March 31,
	2017	2018
	(Yen in millions)
Prior service cost	¥13,100	¥8,755
Actuarial loss	(47,210)	(35,949)

Accumulated other comprehensive income	¥(34,110)	¥(27,194)

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	March 31,
	2017	2018
	(Yen in millions)
Accumulated benefit obligation at end of year	¥220,023	¥220,050
Pension plans with an accumulated benefit obligation in excess of plan assets at the end of year are as follows:
Projected benefit obligation	¥211,449	¥32,785
Accumulated benefit obligation	211,449	32,785
Fair value of plan assets	202,903	27,629

Net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries in the years ended March 31, 2016, 2017 and 2018, include the following components:

	Years ended March 31,
	2016	2017	2018
	(Yen in millions)
Service cost	¥12,278	¥13,670	¥13,100
Interest cost	1,406	185	383
Expected return on plan assets	(3,836)	(3,998)	(4,166)
Amortization of prior service cost	(4,394)	(4,365)	(4,345)
Recognized actuarial loss	1,691	2,470	2,008

Net periodic pension costs	¥7,145	¥7,962	¥6,980

Changes in other comprehensive income at Kyocera Corporation and its major domestic subsidiaries in the years ended March 31, 2016, 2017 and 2018 consist of the following components:

	Years ended March 31,
	2016	2017	2018
	(Yen in millions)
Prior service cost due to plan amendments	¥—	¥(147)	¥—
Net actuarial gain (loss) incurred during the year	(20,555)	10,230	9,253
Amortization of prior service cost	(4,394)	(4,365)	(4,345)
Recognized actuarial loss	1,691	2,470	2,008

Total	¥(23,258)	¥8,188	¥6,916

Kyocera plans to voluntary adopt IFRS with respect to its consolidated financial statements from the three months ending June 30, 2018. If Kyocera were to prepare its consolidated financial statements in accordance with U.S. GAAP in the year ending March 31, 2019, prior service cost and actuarial loss expected to be amortized by Kyocera Corporation and its major domestic subsidiaries would be as follows:

Year ending March 31, 2019
(Yen in millions)
Amortization of prior service cost	¥(4,266)
Recognized actuarial loss	1,272

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Assumptions used to determine projected benefit obligations at Kyocera Corporation and its major domestic subsidiaries at March 31, 2017 and 2018 are as follows:

	March 31,
	2017	2018
Discount rate (%)	0.00-0.50	0.25-0.40

Assumptions used to determine net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries for the years ended March 31, 2016, 2017 and 2018 are as follows:

	Years ended March 31,
	2016	2017	2018
Discount rate (%)	0.50-0.75	0.00-0.19	0.00-0.50
Expected long-term rate of return on plan assets (%)	1.35-2.00	0.19-2.00	1.35-2.00

Rate of increase in compensation levels was not used in the calculation of projected benefit obligation and net periodic pension costs for the years ended March 31, 2016, 2017 and 2018 under the “point system.”

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

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Plan assets

Plan assets categories at Kyocera Corporation and its major domestic subsidiaries at March 31, 2017 and 2018 are as follows:

Level 1 assets are equity securities and corporate bonds which are valued using unadjusted quoted market prices in active markets with sufficient volume and frequency of transactions. Level 2 assets are life insurance company general account and pooled funds. Investments in life insurance company general accounts are valued at conversion value. Pooled funds are valued at their net asset values that are provided by the fund manager or general partner of the funds. For detailed information of the three levels of input used to measure fair value, see Note 4 to Kyocera’s consolidated financial statements included in this annual report on Form 20-F.

	March 31,
	2017				2018
	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)	Total	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)	Total
	(Yen in millions)
Life insurance company general account	¥—	¥96,469	¥—	¥96,469	¥—	¥98,967	¥—	¥98,967
Equity securities:
Pooled funds *[1]	—	28,124	—	28,124	—	42,425	—	42,425
Debt securities:
Corporate bonds	9,309	—	—	9,309	9,150	—	—	9,150
Pooled funds *[2]	—	14,802	—	14,802	—	14,059	—	14,059
Other types of investments:
Other	2	1,887	—	1,889	2	1,963	—	1,965
Investments measured at net asset value *[3]	—	—	—	39,545	—	—	—	43,838
Cash and cash equivalents	21,783	—	—	21,783	10,910	—	—	10,910

Total	¥31,094	¥141,282	¥—	¥211,921	¥20,062	¥157,414	¥—	¥221,314

*1	This category includes pooled funds that mainly invest in domestic and international equity securities that are listed on securities exchanges.
*2	This category includes pooled funds that mainly invest in domestic government bonds and municipal bonds.
*3	Certain investments that are measured at fair value using the net asset value per share or its equivalent practical expedient have not been classified in the fair value hierarchy. Those are invested in real estate funds, multi-strategy hedge funds and large-scale solar power generation business funds, which are valued at their net asset values that are provided by the fund manager or general partner of the funds. The net asset values are based on the fair value of the underlying assets owned by the funds, minus its liabilities then divided by the number of units outstanding.

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

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

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

Kyocera Corporation and its major domestic subsidiaries forecast to contribute ¥10,689 million to the defined benefit pension plans in the year ending March 31, 2019.

Estimated future benefit payments at Kyocera Corporation and its major domestic subsidiaries are as follows:

Years ending March 31,	(Yen in millions)
2019	¥10,887
2020	10,462
2021	11,123
2022	12,330
2023	13,050
2024 to 2028	65,476

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

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The following table sets forth the funded status of the plans at KII, AVX and TA as of March 31, 2017 and 2018:

	March 31,
	2017	2018

	(Yen in millions)
Change in benefit obligations:
Benefit obligations at beginning of year	¥55,715	¥54,639
Service cost	698	716
Interest cost	1,537	1,577
Plan participants’ contributions	1	—
Actuarial (gain) loss	2,774	(785)
Benefits paid	(2,548)	(2,876)
Foreign exchange adjustment	(3,465)	1,743
Other	(73)	(40)

Benefit obligations at end of year	¥54,639	¥54,974

	March 31,
	2017	2018
	(Yen in millions)
Change in plan assets:
Fair value of plan assets at beginning of year	¥32,912	¥35,334
Actual return on plan assets	4,185	2,590
Employer contribution	2,111	1,488
Plan participants’ contributions	1	—
Benefits paid	(1,472)	(1,751)
Foreign exchange adjustment	(2,370)	270
Other expenses	(33)	(40)

Fair value of plan assets at end of year	35,334	37,891

Funded status	¥(19,305)	¥(17,083)

Amounts recognized in the consolidated balance sheets consist of:

	March 31,
	2017	2018

	(Yen in millions)
Other assets	¥333	¥2,543
Accrued pension and severance liabilities	(19,638)	(19,626)

Net amount recognized	¥(19,305)	¥(17,083)

Amounts recognized in accumulated other comprehensive income consist of:

	March 31,
	2017	2018
	(Yen in millions)
Prior service cost	¥(128)	¥(103)
Actuarial loss	(17,091)	(15,057)

Accumulated other comprehensive income	¥(17,219)	¥(15,160)

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	March 31,
	2017	2018

	(Yen in millions)
Accumulated benefit obligation at end of year	¥52,586	¥53,033

Pension plans with an accumulated benefit obligation in excess of plan assets at the end of year:

	March 31,
	2017	2018
	(Yen in millions)
Projected benefit obligation	¥37,744	¥38,119
Accumulated benefit obligation	35,690	36,159
Fair value of plan assets	18,112	18,492

Net periodic pension costs at KII, AVX and TA in the years ended March 31, 2016, 2017 and 2018 include the following components:

	Years ended March 31,
	2016	2017	2018
	(Yen in millions)
Service cost	¥689	¥698	¥716
Interest cost	1,732	1,537	1,577
Expected return on plan assets	(2,036)	(1,726)	(1,834)
Amortization of prior service cost	12	19	19
Recognized actuarial loss	1,256	1,068	994

Net periodic pension costs	¥1,653	¥1,596	¥1,472

Changes in other comprehensive income at KII, AVX and TA in the years ended March 31, 2016, 2017 and 2018 mainly consist of the following components:

	Years ended March 31,
	2016	2017	2018
	(Yen in millions)
Prior service cost due to plan amendments	¥(155)	¥—	¥—
Net actuarial gain (loss) incurred during the year	(21)	(315)	1,541
Amortization of prior service cost	12	19	19
Recognized actuarial loss	1,256	1,068	994

Total	¥1,092	¥772	¥2,554

If Kyocera were to prepare its consolidated financial statements in accordance with U.S. GAAP for the year ending March 31, 2019, prior service cost and actuarial loss expected to be amortized at KII, AVX and TA in the year ending March 31, 2019 would be as follows:

Year ending March 31, 2019
(Yen in millions)
Amortization of prior service cost	¥19
Recognized actuarial loss	811

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Assumptions used to determine projected benefit obligations of the plans at KII, AVX and TA as of March 31, 2017 and 2018 are as follows:

	March 31,
	2017	2018
Discount rate (%)	1.60-4.18	1.60-4.05
Rate of increase in compensation levels (%)	2.50-3.50	0.00-3.50

Assumptions used to determine net periodic pension costs at KII, AVX and TA in the years ended March 31, 2016, 2017 and 2018 are as follows:

Years ended March 31,
	2016	2017	2018
Discount rate (%)	1.40-4.00	1.70-4.21	1.60-4.18
Rate of increase in compensation levels (%)	2.50-4.00	2.50-3.50	2.50-3.50
Expected long-term rate of return on plan assets (%)	4.10-7.75	4.00-7.50	3.30-7.50

KII and AVX determine their expected long-term rate of return on plan assets based on the consideration of the current expectations for future returns and the historical returns of other plan assets categories in which they invest.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Plan assets

KII’s and AVX’s plan assets categories at March 31, 2017 and 2018 are as follows:

Level 1 assets are equity securities and government bonds which are valued using unadjusted quoted market prices in active markets with sufficient volume and frequency of transactions. Level 2 assets are government agency bonds, corporate bonds and pooled separate accounts at AVX, which are valued at their net asset values that are provided by the fund manager or general partner of the funds. For detailed information of the three levels of input used to measure fair value, see Note 4 to Kyocera’s consolidated financial statements included in this annual report on Form 20-F.

	March 31,
	2017				2018
	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)	Total	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)	Total
	(Yen in millions)
Equity securities:
International	¥6,994	¥—	¥—	¥6,994	¥6,010	¥—	¥—	¥6,010
Pooled funds *[1]	3,326	—	—	3,326	5,097	—	—	5,097
Debt securities:
Government bonds	738	—	—	738	806	—	—	806
Government agency bonds	—	1,371	—	1,371	—	1,385	—	1,385
Corporate bonds	—	1,064	—	1,064	—	1,066	—	1,066
Pooled separate accounts *[2]	—	20,414	—	20,414	—	22,329	—	22,329
Other	—	1,314	—	1,314	—	1,103	—	1,103
Cash and cash equivalents	113	—	—	113	95	—	—	95

Total	¥11,171	¥24,163	¥—	¥35,334	¥12,008	¥25,883	¥—	¥37,891

*1	This category includes pooled funds that mainly invest in U.S. equity securities that are listed on securities exchanges.
*2	This category includes pooled separate accounts held by AVX that mainly invest in equity securities and debt securities.

KII’s long-term strategy is for target allocation of 70%-80% equity securities and 20%-30% debt securities for its defined benefit plans. AVX’s long-term strategy is for target allocation of 50% equity and 50% fixed income for its U.S. defined benefit plans and 45% equity and 55% fixed income for its European defined benefit plans.

KII and AVX forecast to contribute ¥1,336 million to the defined benefit pension plans in the year ending March 31, 2019.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Estimated future benefit payments of the plans at KII, AVX and TA are as follows:

Years ending March 31,	(Yen in millions)
2019	¥2,768
2020	2,827
2021	2,891
2022	2,954
2023	3,010
2024 to 2028	15,490

(2) Savings plans

KII and AVX maintain retirement savings plans which allow eligible U.S. employees to defer part of their annual compensation.

AVX also maintains non-qualified deferred compensation programs which permit key employees to annually elect to defer a portion of their compensation until retirement. Contributions to the plans are as follow:

	Years ended March 31,
	2016	2017	2018
	(Yen in millions)
Contributions to the plans	¥750	¥685	¥688

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

The aggregate contractual amounts of derivative financial instruments at March 31, 2017 and 2018 are as follows:

	March 31,
	2017	2018
	(Yen in millions)
Derivatives designated as hedging instruments:
Foreign currency forward contracts	¥13,701	¥8,193

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	315,523	403,957

Total derivatives	¥329,224	¥412,150

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The fair value and location of derivative financial instruments in the consolidated balance sheets at March 31, 2017 and 2018 are as follows:

		March 31,
	Location	2017	2018
		(Yen in millions)
Derivative assets:
Derivatives designated as hedging instruments:
Foreign currency forward contracts	Other current assets	¥129	¥23

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Other current assets	2,341	5,719

Total derivative assets		¥2,470	¥5,742

Derivative liabilities:
Derivatives designated as hedging instruments:
Foreign currency forward contracts	Other current liabilities	¥77	¥40

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Other current liabilities	4,693	865

Total derivative liabilities		¥4,770	¥905

Changes in the fair value of derivative financial instruments not designated as hedging instruments for the year ended March 31, 2016, 2017 and 2018 are as follows:

		Years ended March 31,
Type of derivatives	Location	2016	2017	2018
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains (losses), net	¥3,528	¥(6,978)	¥7,206

13. COMMITMENTS AND CONTINGENCIES

Assets pledged as collateral

Kyocera’s investment in Kagoshima Mega Solar Power Corporation, which was ¥2,034 million at March 31, 2018 accounted for by the equity method, was pledged as collateral for loans of ¥16,820 million from financial institutions of Kagoshima Mega Solar Power Corporation.

Contractual obligations for the acquisition or construction of property, plant and equipment and lease contracts

As of March 31, 2018, Kyocera had contractual obligations for the acquisition or construction of property, plant and equipment aggregating ¥34,731 million principally due within one year.

Kyocera is a lessee under long-term operating leases primarily for office space and equipment. Rental expenses for operating leases were ¥14,290 million, ¥12,931 million and ¥13,057 million for the years ended March 31, 2016, 2017 and 2018, respectively.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The future minimum lease commitments under non-cancelable operating leases as of March 31, 2018 are as follows:

Years ending March 31,	(Yen in millions)
2019	¥6,753
2020	4,805
2021	3,046
2022	1,861
2023	1,279
2024 and thereafter	2,981

¥20,725

Long-term purchase agreements for the supply of raw materials

Between 2005 and 2008, Kyocera entered into four long-term purchase agreements (the “LTAs”), principally governed by Michigan law, with Hemlock Semiconductor Operations LLC and its subsidiary Hemlock Semiconductor, LLC (collectively, “Hemlock”) for the supply of polysilicon material for use in its solar energy business. As of March 31, 2018, there was a remaining balance of ¥114,405 million of polysilicon material to be purchased under the LTAs by December 31, 2020, of which ¥33,532 million is prepaid.

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

Taking into consideration these condition, Kyocera withheld to order the polysilicon material for the amount stated under the LTAs during the year ended December 31, 2017 (“the 2017 amount”), which is ¥30,615 million in total. As a result, Hemlock issued an invoice for the amount equal to the difference between the 2017 amount and applicable advanced payment, which was due for payment by Kyocera on February 15, 2018.

As Kyocera contends that it has the right to purchase by ordering the 2017 amount within a certain period from the issuance of the invoice, Kyocera has accounted for its rights and obligations under the LTAs, and has recorded ¥30,615 million as other current asset for the 2017 amount and ¥21,940 million as other account payable for the amount equal to the difference between the 2017 amount and applicable advanced payment in the consolidated balance sheet as of March 31, 2018.

Kyocera evaluated the future material purchase commitments under the LTAs at the lower of cost and net realizable value. As a result of a decline in the profitability of the solar energy business in fiscal 2018, the net realizable value of the polysilicon material was less than the purchase price under the LTAs. Kyocera recorded a write-down in an amount equivalent to the difference between net realizable value and purchase price under the LTAs.

For detailed information, please refer to Note 5 of Kyocera’s consolidated financial statements included in this annual report on Form 20-F.

Patent lawsuits

On April 25, 2013, AVX was named as a defendant in a patent infringement case filed in the United States District Court for the District of Delaware captioned Greatbatch, Inc. v AVX Corporation. This case alleged that

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

certain AVX products infringe on one or more of six Greatbatch patents. On January 26, 2016, the jury returned a verdict in favor of the plaintiff in the first phase of a segmented trial and a mixed verdict in the second phase of a segmental trial, and found damages to Greatbatch in the amount of ¥3,975 million ($37.5 million), which was recorded in fiscal 2016. That verdict was later vacated by the court on March 30, 2018. Profit from operations for the year ended March 31, 2018 reflects a favorable accrual adjustment of ¥162 million ($1.5 million) related to this patent infringement case. The amount of damages will be subject to further legal proceedings, including a potential trial on damages, which we expect to occur in fiscal 2019.

AVX and Kyocera have charged ¥4,575 million ($37.5 million) for the year ended March 31, 2016, which were included in selling, general and administrative expenses in the consolidated statements of income.

Environmental matters

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

The Companies Act requires a domestic company to appropriate as legal reserve or additional paid-in capital, an amount equal to 10% of the amount paid out for dividends until the sum of the legal reserve and additional paid-in capital equals 25% of its stated capital. The legal reserve and additional paid-in capital, which could be decreased due to shareholder actions, may be transferred to stated capital or used to reduce a deficit principally. The appropriated legal reserve at March 31, 2018 included in retained earnings was ¥ 17,874 million.

The Companies Act does not permit any payment of dividends in connection with repurchased treasury stock. Kyocera repurchased treasury stock mainly for the expeditious execution of capital strategies in the future, which are restricted as to the payment of cash dividends. The amount of statutory retained earnings of Kyocera Corporation available for the payment of dividends to shareholders at March 31, 2018 was ¥ 943,550 million.

The accompanying consolidated financial statements for the year ended March 31, 2018 do not include any provision for the year-end dividend of ¥60 per share aggregating ¥22,062 million payable on June 27, 2018 which was approved by the shareholders at the shareholder’s meeting held on June 26, 2018.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Kyocera’s equity in retained earnings or deficits of affiliates and an unconsolidated subsidiary accounted for by the equity method of accounting aggregating ¥(5,478) million at March 31, 2018 was included in retained earnings.

Changes in accumulated other comprehensive income are as follows:

	Net Unrealized Gains on Securities	Net Unrealized Losses on Derivative Financial Instruments	Pension Liability Adjustment	Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Income
	(Yen in millions)
Balance at March 31, 2015	¥467,841	¥(372)	¥(28,452)	¥30,656	¥469,673
Other comprehensive income
Other comprehensive income before reclassifications	63,339	(174)	(13,388)	(34,907)	14,870
Amounts reclassified from accumulated other comprehensive income	(13,990)	58	(789)	(13)	(14,734)

Other comprehensive income, net	49,349	(116)	(14,177)	(34,920)	136

Equity transactions with noncontrolling interests	—	0	(19)	13	(6)

Balance at March 31, 2016	517,190	(488)	(42,648)	(4,251)	469,803
Other comprehensive income
Other comprehensive income before reclassifications	(17,461)	(109)	7,834	(11,842)	(21,578)
Amounts reclassified from accumulated other comprehensive income	(78)	148	(561)	(212)	(703)

Other comprehensive income, net	(17,539)	39	7,273	(12,054)	(22,281)

Equity transactions with noncontrolling interests	(1)	0	13	(55)	(43)

Balance at March 31, 2017	499,650	(449)	(35,362)	(16,360)	447,479
Other comprehensive income
Other comprehensive income before reclassifications	(39,091)	36	6,953	(3,805)	(35,907)
Amounts reclassified from accumulated other comprehensive income	(1,000)	6	(863)	2,227	370

Other comprehensive income, net	(40,091)	42	6,090	(1,578)	(35,537)

Equity transactions with noncontrolling interests	—	0	11	27	38

Balance at March 31, 2018	¥459,559	¥(407)	¥(29,261)	¥(17,911)	¥411,980

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Tax effects allocated to each component of other comprehensive income and adjustments, excluding amounts attributable to noncontrolling interests, are as follows:

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Yen in millions)
For the year ended March 31, 2016:
Net unrealized gains on securities:
Amount arising during the year	¥92,042	¥(28,703)	¥63,339
Reclassification adjustments for gains and losses realized in net income	(20,572)	6,582	(13,990)

Net change for the year	71,470	(22,121)	49,349
Net unrealized losses on derivative financial instruments:
Amount arising during the year	(250)	76	(174)
Reclassification adjustments for gains and losses realized in net income	85	(27)	58

Net change for the year	(165)	49	(116)
Pension liability adjustment:
Amount arising during the year	(19,854)	6,466	(13,388)
Reclassification adjustments for gains and losses realized in net income	(1,543)	754	(789)

Net change for the year	(21,397)	7,220	(14,177)
Foreign currency translation adjustments:
Amount arising during the year	(34,907)	—	(34,907)
Reclassification adjustments for gains and losses realized in net income	(13)	—	(13)

Net change for the year	(34,920)	—	(34,920)

Other comprehensive income	¥14,988	¥(14,852)	¥136

For the year ended March 31, 2017:
Net unrealized gains on securities:
Amount arising during the year	¥(24,807)	¥7,346	¥(17,461)
Reclassification adjustments for gains and losses realized in net income	(114)	36	(78)

Net change for the year	(24,921)	7,382	(17,539)
Net unrealized losses on derivative financial instruments:
Amount arising during the year	(143)	34	(109)
Reclassification adjustments for gains and losses realized in net income	198	(50)	148

Net change for the year	55	(16)	39
Pension liability adjustment:
Amount arising during the year	10,677	(2,843)	7,834
Reclassification adjustments for gains and losses realized in net income	(896)	335	(561)

Net change for the year	9,781	(2,508)	7,273
Foreign currency translation adjustments:
Amount arising during the year	(11,842)	—	(11,842)
Reclassification adjustments for gains and losses realized in net income	(212)	—	(212)

Net change for the year	(12,054)	—	(12,054)

Other comprehensive income	¥(27,139)	¥4,858	¥(22,281)

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Yen in millions)
For the year ended March 31, 2018:
Net unrealized gains on securities:
Amount arising during the year	¥(56,115)	¥17,024	¥(39,091)
Reclassification adjustments for gains and losses realized in net income	(1,432)	432	(1,000)

Net change for the year	(57,547)	17,456	(40,091)
Net unrealized losses on derivative financial instruments:
Amount arising during the year	33	3	36
Reclassification adjustments for gains and losses realized in net income	33	(27)	6

Net change for the year	66	(24)	42
Pension liability adjustment:
Amount arising during the year	9,620	(2,667)	6,953
Reclassification adjustments for gains and losses realized in net income	(1,414)	551	(863)

Net change for the year	8,206	(2,116)	6,090
Foreign currency translation adjustments:
Amount arising during the year	(3,805)	—	(3,805)
Reclassification adjustments for gains and losses realized in net income	3,182	(955)	2,227

Net change for the year	(623)	(955)	(1,578)

Other comprehensive income	¥(49,898)	¥14,361	¥(35,537)

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The amounts reclassified out of accumulated other comprehensive income and the affected line items in the consolidated statements of income for the year ended March 31, 2016 are as follows:

Amounts in parentheses indicate gains in the consolidated statements of income.

Details about accumulated other comprehensive income components	Affected line items	For the year ended March 31, 2016
		(Yen in millions)
Net unrealized gains (losses) on securities:
Sales of securities, and others	Gains on sales of securities, net	¥(20,350)
	Other, net	(304)

	Income before income taxes	(20,654)
	Income taxes	6,608

	Net income	(14,046)
	Net income attributable to noncontrolling interests	56

	Net income attributable to Kyocera Corporation’s shareholders	(13,990)

Net unrealized gains (losses) on derivative financial Instruments:
Foreign currency forward contracts and interest rate swaps	Net sales	(101)
	Cost of sales	95
	Foreign currency transaction gains, net	3
	Other, net	87

	Income before income taxes	84
	Income taxes	(27)

	Net income	57
	Net income attributable to noncontrolling interests	1

	Net income attributable to Kyocera Corporation’s shareholders	58

Pension liability adjustment:
Amortization of prior service cost and recognized actuarial loss	*	(1,435)

	Income before income taxes	(1,435)
	Income taxes	755

	Net income	(680)
	Net income attributable to noncontrolling interests	(109)

	Net income attributable to Kyocera Corporation’s shareholders	(789)

Foreign currency translation adjustments:
Liquidation of subsidiaries	Other, net	(13)

	Income before income taxes	(13)
	Income taxes	—

	Net income	(13)
	Net income attributable to noncontrolling interests	—

	Net income attributable to Kyocera Corporation’s shareholders	(13)

Total reclassifications for the period		¥(14,734)

*	As for the affected line items in the consolidated statements of income by reclassification of pension adjustments, please refer to the Note 11 to Kyocera’s consolidated financial statements included in this annual report on Form 20-F.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The amounts reclassified out of accumulated other comprehensive income and the affected line items in the consolidated statements of income for the year ended March 31, 2017 are as follows:

Amounts in parentheses indicate gains in the consolidated statements of income.

Details about accumulated other comprehensive income components	Affected line items	For the year ended March 31, 2017
		(Yen in millions)
Net unrealized gains (losses) on securities:
Sales of securities, and others	Gains on sales of securities, net	¥(190)
	Other, net	31

	Income before income taxes	(159)
	Income taxes	50

	Net income	(109)
	Net income attributable to noncontrolling interests	31

	Net income attributable to Kyocera Corporation’s shareholders	(78)

Net unrealized gains (losses) on derivative financial Instruments:
Foreign currency forward contracts and interest rate swaps	Net sales	(116)
	Cost of sales	301
	Foreign currency transaction gains, net	(35)
	Other, net	90

	Income before income taxes	240
	Income taxes	(59)

	Net income	181
	Net income attributable to noncontrolling interests	(33)

	Net income attributable to Kyocera Corporation’s shareholders	148

Pension liability adjustment:
Amortization of prior service cost and recognized actuarial loss	*	(808)

	Income before income taxes	(808)
	Income taxes	327

	Net income	(481)
	Net income attributable to noncontrolling interests	(80)

	Net income attributable to Kyocera Corporation’s shareholders	(561)

Foreign currency translation adjustments:
Liquidation of subsidiaries	Other, net	(212)

	Income before income taxes	(212)
	Income taxes	—

	Net income	(212)
	Net income attributable to noncontrolling interests	—

	Net income attributable to Kyocera Corporation’s shareholders	(212)

Total reclassifications for the period		¥(703)

*	As for the affected line items in the consolidated statements of income by reclassification of pension adjustments, please refer to the Note 11 to Kyocera’s consolidated financial statements included in this annual report on Form 20-F.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The amounts reclassified out of accumulated other comprehensive income and the affected line items in the consolidated statements of income for the year ended March 31, 2018 are as follows:

Amounts in parentheses indicate gains in the consolidated statements of income.

Details about accumulated other comprehensive income components	Affected line items	For the year ended March 31, 2018
		(Yen in millions)
Net unrealized gains (losses) on securities:
Sales of securities, and others	Gains on sales of securities, net	¥(1,594)
	Other, net	103

	Income before income taxes	(1,491)
	Income taxes	450

	Net income	(1,041)
	Net income attributable to noncontrolling interests	41

	Net income attributable to Kyocera Corporation’s shareholders	(1,000)

Net unrealized gains (losses) on derivative financial Instruments:
Foreign currency forward contracts and interest rate swaps	Net sales	(255)
	Cost of sales	190
	Foreign currency transaction gains, net	(7)
	Other, net	85

	Income before income taxes	13
	Income taxes	(27)

	Net income	(14)
	Net income attributable to noncontrolling interests	20

	Net income attributable to Kyocera Corporation’s shareholders	6

Pension liability adjustment:
Amortization of prior service cost and recognized actuarial loss	*	(1,324)

	Income before income taxes	(1,324)
	Income taxes	555

	Net income	(769)
	Net income attributable to noncontrolling interests	(94)

	Net income attributable to Kyocera Corporation’s shareholders	(863)

Foreign currency translation adjustments:
Liquidation of subsidiaries	Other, net	3,182

	Income before income taxes	3,182
	Income taxes	(955)

	Net income	2,227
	Net income attributable to noncontrolling interests	—

	Net income attributable to Kyocera Corporation’s shareholders	2,227

Total reclassifications for the period		¥370

*	As for the affected line items in the consolidated statements of income by reclassification of pension adjustments, please refer to the Note 11 to Kyocera’s consolidated financial statements included in this annual report on Form 20-F.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

15. INCOME TAXES

Income before income taxes and income taxes for the years ended March 31, 2016, 2017 and 2018 are comprised of the following components:

	Years ended March 31,
	2016	2017	2018
	(Yen in millions)
Income before income taxes:
Domestic	¥96,497	¥85,858	¥63,300
Foreign	49,086	51,991	68,566

Total income before income taxes	¥145,583	¥137,849	¥131,866

Income taxes:
Current income taxes:
Domestic	¥36,363	¥19,720	¥31,043
Foreign	12,824	17,111	26,751

Total current income taxes	49,187	36,831	57,794

Deferred income taxes:
Domestic	(23,256)	(7,887)	(15,585)
Foreign	5,461	(502)	4,672

Total deferred income taxes	(17,795)	(8,389)	(10,913)

Total income taxes	¥31,392	¥28,442	¥46,881

Reconciliations between the Japanese statutory income tax rate and Kyocera’s effective income tax rate for the years ended March 31, 2016, 2017 and 2018 are as follows:

	Years ended March 31,
	2016	2017	2018
Japanese statutory income tax rate*	33.0%	31.0%	31.0%
Difference in statutory tax rates of foreign subsidiaries	(2.7)	(2.6)	(4.7)
Change in valuation allowance	3.5	(7.8)	0.2
Tax credit for research and development expenses	(3.4)	(2.5)	(3.1)
Uncertainty in income taxes	(0.3)	(0.3)	(0.1)
Tax reform*	(12.1)	(0.0)	12.4
Impairment of goodwill	3.2	—	—
Other	0.4	2.8	(0.1)

Effective income tax rate	21.6%	20.6%	35.6%

*	Tax rate change in Japan for the year ended March 31, 2016:

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

*	Tax expenses from amendments to U.S. tax law for the year ended March 31, 2018:

Kyocera’s U.S. subsidiaries such as AVX Corporation recorded tax expenses of ¥13,860 million, resulting from the Tax Cuts and Jobs Act which was enacted into law in the U.S. on December 22, 2017. The tax expenses mainly consisted of approximately ¥10,203 million in tax expenses related to a one-time tax on accumulated foreign earnings of AVX Corporation as well as tax expenses resulting from a change in the valuation of deferred tax assets and liabilities at Kyocera’s U.S. subsidiaries, including AVX Corporation, that were caused by a reduction of the statutory U.S. corporation income tax rate from 35% to 21%.

The components of the deferred tax assets and deferred tax liabilities at March 31, 2017 and 2018 are as follows:

	March 31,
	2017	2018
	(Yen in millions)
Deferred tax assets:
Enterprise tax	¥1,328	¥1,503
Inventories	10,910	14,910
Provision for doubtful accounts and loss on bad debts	1,885	1,448
Accrued expenses	11,969	11,286
Employee benefits	22,858	20,541
Depreciation and amortization	36,857	37,971
Securities	1,786	1,073
Net operating losses and tax credit carry forwards	29,515	28,578
Allowances for loss on purchase agreements	—	9,266
Other	8,730	11,740

Total gross deferred tax assets	125,838	138,316
Valuation allowance	(26,128)	(26,731)

Net deferred tax assets	¥99,710	¥111,585

Deferred tax liabilities:
Depreciation and amortization	¥9,011	¥13,298
Securities	295,533	278,487
Prepaid benefit cost	317	1,732
Other	3,744	6,148

Total deferred tax liabilities	¥308,605	¥299,665

Net deferred tax liabilities	¥(208,895)	¥(188,080)

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Net deferred tax assets and liabilities at March 31, 2017 and 2018 are reflected in the consolidated balance sheets under the following captions.

	March 31,
	2017	2018
	(Yen in millions)
Other assets	¥49,964	¥35,450
Deferred income taxes	(258,859)	(223,530)

Net deferred tax liabilities	¥(208,895)	¥(188,080)

Total gross deferred tax assets at March 31, 2017 and 2018 were reduced by valuation allowances of ¥26,128 million and ¥26,731 million, respectively.

A reconciliation of the beginning and end amount of gross valuation allowance for deferred tax asset is as follows:

	March 31,
	2016	2017	2018
	(Yen in millions)
Balance at beginning of year	¥33,005	¥40,021	¥26,128
Increase	9,108	2,029	2,060
Decrease	(1,443)	(14,631)	(2,676)
Other*	(649)	(1,291)	1,219

Balance at end of year	¥40,021	¥26,128	¥26,731

*	Other consists mainly of business combinations and foreign currency translation adjustments.

At March 31, 2018, Kyocera had net operating losses carried forward of approximately ¥104,945 million, which are available to offset future taxable income. Regarding these net operating losses carried forward, the amount of ¥32,540 million recorded at domestic subsidiaries will expire within next nine years, and the amount of approximately ¥13,672 million recorded at U.S. subsidiaries will expire within next 20 years. Certain other foreign subsidiaries have net operating losses carried forward totaling approximately ¥58,733 million of which most have no expiration date.

At March 31, 2018, Kyocera had tax credits carried forward of ¥5,021 million, which are available to offset future income taxes. Regarding these tax credits carried forward, the amount of ¥1,011 million and ¥3,238 million recorded at foreign subsidiaries will expire within 20 years and will be available without expiration, respectively.

Kyocera intends to reinvest certain undistributed earnings of foreign subsidiaries for an indefinite period of time. Therefore, no deferred tax liabilities have been provided on undistributed earnings of these subsidiaries, which are not expected to be remitted in the foreseeable future. Kyocera estimates this unrecognized deferred tax liabilities are ¥6,844 million at March 31, 2018. The undistributed earnings of these subsidiaries are ¥311,877 million at March 31, 2018.

Gross unrecognized tax benefits on the consolidated balance sheets that if recognized would affect the effective tax rate were ¥4,482 million and ¥1,407 million, at March 31, 2017 and 2018, respectively. Kyocera expects that a significant change in unrecognized tax benefits might occur within the next 12 months. However, Kyocera anticipates such change will not have significant impact on Kyocera’s consolidated results of operations and financial position.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Kyocera recorded interest and penalties related to unrecognized tax benefits as current income tax expenses in the consolidated statement of income in the amount of ¥(18) million, ¥(23) million and ¥16 million for the year ended March 31, 2016, 2017 and 2018, respectively, and as other non-current liabilities in the consolidated balance sheet in the amounts of ¥176 million and ¥174 million at March 31, 2017 and 2018, respectively. The table below excludes this accrual for estimated interest and penalties.

At March 31, 2018, Kyocera is subject to income tax examinations by tax authorities for the tax year 2017 onwards in Japan and for the tax year 2014 onwards in the United States for its major jurisdictions.

A reconciliation of the beginning and end amount of gross unrecognized tax benefits is as follows:

	March 31,
	2016	2017	2018
	(Yen in millions)
Balance at beginning of year	¥3,258	¥4,668	¥4,482
Increase—tax position in prior years	669	23	53
Increase—tax position in current year	2,380	1,388	111
Decrease—tax position in prior years	(455)	(41)	(57)
Settlements with taxing authorities	(677)	(1,451)	(3,048)
Lapse of statute of limitations	(507)	(105)	(134)

Balance at end of year	¥4,668	¥4,482	¥1,407

16. SUPPLEMENTAL EXPENSE INFORMATION

Supplemental expense information is as follows:

	Years ended March 31,
	2016	2017	2018
	(Yen in millions)
Research and development expenses	¥58,755	¥55,411	¥58,273
Advertising expenses	6,336	4,843	4,636
Shipping and handling cost included in selling, general and administrative expenses	23,454	22,787	25,492

17. SEGMENT REPORTING

In order to focus on the direction of our growth strategy, starting from fiscal 2018, Kyocera has changed the classification of its reporting segments which were previously “Fine Ceramic Parts Group,” “Semiconductor Parts Group,” “Applied Ceramic Products Group,” “Electronic Device Group,” “Telecommunications Equipment Group” and “Information Equipment Group” to “Industrial & Automotive Components Group,” “Semiconductor Components Group,” “Electronic Devices Group,” “Communications Group,” “Document Solutions Group” and “Life & Environment Group.”

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

The principal businesses of each reporting segment are as follows.

Reporting segment	Principal business
Industrial & Automotive Components Group	Fine Ceramic Components, Automotive Components, Liquid Crystal Displays, Industrial Tools
Semiconductor Components Group	Ceramic Packages, Organic Multilayer Substrates and Boards
Electronic Devices Group	Electronic Components (Capacitors, Crystal Devices, Connectors, Power Semiconductor Devices, etc.), Printing Devices
Communications Group	Mobile Phones, M2M Modules, Information Systems and Telecommunication Services
Document Solutions Group	Printers, Multifunctional Products, Document Solutions, Supplies
Life & Environment Group	Solar Power Generating System related Products, Medical Devices, Jewelry and Ceramic Knives

Kyocera has changed the classification of its reporting segments from fiscal 2018. Business results for fiscal 2016 and 2017 have been reclassified in line with the change to reporting segment classifications.

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

Information by reporting segment at and for the years ended March 31, 2016, 2017 and 2018 is summarized on the following pages:

Reporting segments

	Years ended March 31,
	2016	2017	2018

	(Yen in millions)
Net sales:
Industrial & Automotive Components Group	¥221,978	¥230,229	¥287,620
Semiconductor Components Group	236,265	245,727	257,237
Electronic Devices Group	245,985	240,798	305,145
Communications Group	285,608	252,641	255,535
Document Solutions Group	336,308	324,012	371,058
Life & Environment Group	174,076	149,207	112,212
Others	23,374	22,066	18,827
Adjustments and eliminations	(43,967)	(41,926)	(30,595)

Net sales	¥1,479,627	¥1,422,754	¥1,577,039

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

	Years ended March 31,
	2016	2017	2018
	(Yen in millions)
Income before income taxes:
Industrial & Automotive Components Group	¥3,684	¥22,442	¥32,557
Semiconductor Components Group	41,707	25,310	32,476
Electronic Devices Group	33,368	30,558	47,285
Communications Group	3,065	8,528	5,061
Document Solutions Group	27,106	28,080	41,141
Life & Environment Group	(43)	1,345	(55,010)
Others	(2,729)	(1,759)	1,621

Total operating profit	106,158	114,504	105,131
Corporate gains and Equity in earnings of affiliates and an unconsolidated subsidiary	39,534	24,636	28,460
Adjustments and eliminations	(109)	(1,291)	(1,725)

Income before income taxes	¥145,583	¥137,849	¥131,866

	Years ended March 31,
	2016	2017	2018
	(Yen in millions)
Depreciation and amortization:
Industrial & Automotive Components Group	¥11,862	¥12,464	¥15,504
Semiconductor Components Group	16,295	17,216	17,535
Electronic Devices Group	16,234	16,667	20,230
Communications Group	7,123	6,460	6,532
Document Solutions Group	14,428	14,867	12,954
Life & Environment Group	6,999	6,367	6,128
Others	1,708	1,539	1,336
Corporate	1,998	1,865	2,585

Total	¥76,647	¥77,445	¥82,804

	Years ended March 31,
	2016	2017	2018
	(Yen in millions)
Write-down of inventories:
Industrial & Automotive Components Group	¥975	¥1,295	¥1,227
Semiconductor Components Group	1,630	1,684	868
Electronic Devices Group	869	610	1,222
Communications Group	5,973	1,669	3,181
Document Solutions Group	890	929	779
Life & Environment Group	1,803	2,941	21,172
Others	98	87	272

Total	¥12,238	¥9,215	¥28,721

The write-down amount for the Life & Environment Group in fiscal 2018 included ¥19,280 million of the write-down of current polysilicon materials already purchased pursuant to the long-term purchase agreements in the solar energy business.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

For detailed information regarding the write-down, please refer to the Note 5 to Kyocera’s consolidated financial statements included in this annual report on Form 20-F.

	Years ended March 31,
	2016	2017	2018
	(Yen in millions)
Capital expenditures:
Industrial & Automotive Components Group	¥13,764	¥11,793	¥21,184
Semiconductor Components Group	15,402	16,411	15,820
Electronic Devices Group	19,035	19,095	26,512
Communications Group	3,092	1,836	4,813
Document Solutions Group	8,512	6,891	6,013
Life & Environment Group	5,043	6,185	5,454
Others	1,034	921	1,346
Corporate	3,051	4,649	5,377

Total	¥68,933	¥67,781	¥86,519

	March 31,
	2016	2017	2018
	(Yen in millions)
Assets by reporting segment:
Industrial & Automotive Components Group	¥192,648	¥210,556	¥293,471
Semiconductor Components Group	223,133	201,360	210,658
Electronic Devices Group	446,403	465,831	428,095
Communications Group	172,699	163,854	167,915
Document Solutions Group	301,471	322,118	351,683
Life & Environment Group	220,245	230,166	214,000
Others	53,767	53,595	49,899

	1,610,366	1,647,480	1,715,721
Corporate and investments in and advances to affiliates and an unconsolidated subsidiary	1,616,029	1,576,241	1,537,551
Adjustments and eliminations	(131,346)	(113,251)	(96,195)

Total assets	¥3,095,049	¥3,110,470	¥3,157,077

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

Information for revenue from external customers by destination and long-lived assets based on physical location as of and for the years ended March 31, 2016, 2017 and 2018 are summarized as follows:

Geographic segments

	Years ended March 31,
	2016	2017	2018
	(Yen in millions)
Net sales:
Japan	¥607,642	¥598,639	¥614,043
Asia	307,744	304,013	363,649
Europe	253,382	235,355	312,669
United States of America	250,203	228,968	224,791
Others	60,656	55,779	61,887

Net sales	¥1,479,627	¥1,422,754	¥1,577,039

	March 31,
	2016	2017	2018
	(Yen in millions)
Long-lived assets:
Japan	¥182,793	¥185,257	¥194,097
Asia	43,785	39,366	47,656
Europe	16,661	15,969	28,388
United States of America	14,264	18,553	23,464
Others	6,984	7,459	7,319

Total	¥264,487	¥266,604	¥300,924

There are no individually material countries with respect to revenue from external customers and long-lived assets in Asia, Europe and Others.

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

18. PER SHARE INFORMATION

A reconciliation of the numerators and the denominators of basic and diluted earnings per share computations are as follows:

	Years ended March 31,
	2016	2017	2018
	(Yen in millions except per share amounts)
Net income attributable to Kyocera Corporation’s shareholders	¥109,047	¥103,843	¥81,789
Basic earnings per share:
Net income attributable to Kyocera Corporation’s shareholders	297.24	282.62	222.43
Diluted earnings per share:
Net income attributable to Kyocera Corporation’s shareholders	297.24	282.62	222.43

	Years ended March 31,
	2016	2017	2018

	(shares in thousands)
Basic weighted average number of shares outstanding	366,859	367,428	367,709
Diluted weighted average number of shares outstanding	366,859	367,428	367,709

The cash dividends declared per share is as follows:

	Years ended March 31,
	2016	2017	2018
	(per share of common stock)
Cash dividends declared per share	¥100.00	¥110.00	¥120.00

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

19. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental information related to the Consolidated Statements of Cash Flows is as follows:

	Years ended March 31,
	2016	2017	2018
	(Yen in millions)
Cash paid during the year:
Interest	¥1,408	¥1,080	¥1,109
Income taxes	31,134	33,554	39,382
Non-cash investing and financing activities:
Accounts payable for purchases of held-to-maturity securities	¥6,000	¥—	¥—
Accounts payable for purchases of property, plant and equipment	15,532	14,671	18,717
Accounts payable for purchases of intangible assets	1,458	5,445	3,859
Acquisition of noncontrolling interests by share exchange	—	4,217	—
Obtaining assets by entering into capital lease	692	851	912
Acquisitions of businesses:
Fair value of assets acquired	¥46,977	¥28,691	¥122,336
Fair value of liabilities assumed	(17,477)	(7,507)	(35,276)
Noncontrolling interests	(5,140)	—	(4,267)
Cash acquired	(2,410)	(1,569)	(7,471)

Subtotal	21,950	19,615	75,322

Additional payment for an acquisition of business in the previous year	726	58	—

Total	¥22,676	¥19,673	¥75,322

20. SUBSEQUENT EVENT

Repurchase of Own Shares

Kyocera Corporation has resolved at a meeting of its Board of Directors held on April 26, 2018 to undertake a repurchase of its own shares under the provisions of the Articles of Incorporation of the Company pursuant to Article 165, Paragraph 2 of the Companies Act of Japan.

(i) Reason for repurchase of own shares

The repurchase of own shares is intended to facilitate flexible capital strategies in the future, such as stock swaps.

(ii) Details of matters relating to the repurchase

Type of shares to be repurchased	Common stock
Total number of shares to be repurchased	Up to 7,200,000 shares (Percentage to total number of shares issued excluding treasury shares: 1.96%)
Total amount of repurchase price	Up to 40 billion yen
Period of repurchase	From April 27, 2018 to September 20, 2018
Method of repurchase	Market purchases through the Tokyo Stock Exchange

Notes to the Consolidated Financial Statements—(Continued)

Kyocera Corporation and Consolidated Subsidiaries

(iii) Status of repurchase of own shares

Kyocera repurchased 5,951,000 of its own shares in the amount of ¥39,999,761,100 during April 27, 2018 to May 30, 2018 by market purchases through the Tokyo Stock Exchange. As a result, the repurchase of its own shares by Kyocera as resolved at the meeting of its Board of Directors held on April 26, 2018 was completed on May 30, 2018.

INDEX OF EXHIBITS

Exhibit Number	Description

1.1	Articles of Incorporation (incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on June 28, 2013 (File No. 001 - 07952))

1.2	Share Handling Regulations of the Registrant (incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on June 30, 2014 (File No. 001 - 07952))

1.3	Regulations of the Board of Directors of the Registrant (incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on June 29, 2011 (File No. 001 - 07952))

1.4	Regulations of the Audit & Supervisory Board of the Registrant (incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on June 30, 2015 (File No. 001 - 07952))

2.1	Amended and Restated Deposit Agreement, dated as of June 29, 1998 among Kyocera Corporation, Citibank N.A. as Depositary and all owners and holders from time to time of American Depositary Receipts, as amended by (i) Amendment No. 1 thereto, dated as of January 5, 1999(P), (ii) Amendment No. 2 thereto, dated as of December 21, 2007, including the form of American Depositary Receipt, and (iii) Amendment No. 3 thereto, dated as of June 26, 2018, including the form of American Depositary Receipt

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of the Registrant’s Annual Report on Form 20-F)

11.1	Code of Ethics (incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on July 5, 2007 (File No. 001 - 07952))

12.1	Certification of the principal executive officer of the Registrant required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer of the Registrant required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the principal executive officer of the Registrant required by 17 C.F.R. 240. 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of the principal financial officer of the Registrant required by 17 C.F.R. 240. 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

101. INS	XBRL Taxonomy Extension Instance Document

101. SCH	XBRL Taxonomy Extension Schema Document

101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101. LAB	XBRL Taxonomy Extension Labels Linkbase Document

101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document

101. DEF	XBRL Taxonomy Extension Definition Linkbase Document

(i)	Incorporated by reference to the Registrant’s annual report on Form 20-F filed on September 24, 2001. (P)
(ii)	Incorporated by reference to Post-effective Amendment No. 2 to the Registrant’s Registration Statement on Form F-6 filed on December 4, 2007 (File No. 333 - 07222).
(iii)	Incorporated by reference to Post-effective Amendment No. 3 to the Registrant’s Registration Statement on Form F-6 filed on June 26, 2018 (File No. 333-07222).

(P) Paper exhibits

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Kyocera certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kyocera Corporation
(Registrant)

By	/S/ SHOICHI AOKI
(Signature) Shoichi Aoki
Director, Managing Executive Officer and General Manager of Corporate Management Control Group

Date: June 27, 2018